Form 10-K, Exhibit 13
period 1993-12-31
AMERICAN EXPRESS CO
filed 1994-03-31
CIK 4962

Exhibit 13

                           Financial Review

                  Consolidated Results of Operations

American Express Company's (the Company) consolidated income from continuing operations totaled $1.6 billion in 1993, compared with $578 million in 1992 and $607 million in 1991. Including discontinued operations and, in 1992, $32 million net income from accounting changes, the Company's consolidated net income totaled $1.5 billion in 1993, compared with $461 million in 1992 and $789 million in 1991. Income from continuing operations per common share was $3.17 in 1993, compared with $1.12 in 1992 and $1.21 in 1991. Net income per common share was $2.92 in 1993, compared with $.81 before accounting changes in 1992 ($.88 after accounting changes) and $1.59 in 1991.

          On January 24, 1994, the Company announced plans to spin-off its subsidiary, Lehman Brothers Holdings Inc., through a special dividend to American Express common shareholders. The transaction is expected to occur late in the second quarter of 1994. Accordingly, Lehman Brothers' (Lehman) results are reported as a discontinued operation in the Consolidated Financial Statements for all periods presented. After preferred dividend requirements, the Company's share of Lehman's results was a net loss of $127 million in 1993, compared with a net loss of $149 million in 1992 and net income of $182 million in 1991. See Note 2 to the Consolidated Financial Statements.

          Results for 1993 included a $433 million ($779 million pretax) gain on the secondary public offering of First Data Corporation (FDC) shares. Effective January 1, 1993, the U.S. federal income tax rate was increased from 34 percent to 35 percent. The Company's results for 1993 included a $30 million benefit from the impact of the tax rate change on the Company's net deferred tax assets as of January 1, 1993.

       Results for 1992 included a restructuring charge of $342 million
($492 million pretax) at Travel Related Services (TRS), additional reserves at Balcor of $300 million ($388 million pretax) and a $425 million ($706 million pretax) gain from the FDC public offering. Results for 1992 also reflected the impact of the Company's adoption of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," and SFAS No. 106, "Accounting for Postretirement Benefits Other Than Pensions," which together increased 1992 net income by $32 million. The impact of adopting SFAS No. 109 and 106 on the Company's business segments is discussed in their respective Results of Operations sections. See Notes 10 and 11 to the Consolidated Financial Statements.

       The Company's 1991 income from continuing operations reflected approximately $70 million of tax benefits previously unrecognized under SFAS No. 96, "Accounting for Income Taxes," and restructuring charges of $110 million ($177 million pretax) at TRS.

       Consolidated revenues for 1993 were $14.2 billion, compared with $15.5 billion and $15.0 billion in 1992 and 1991, respectively. Consolidated expenses for 1993 were $11.8 billion, compared with $14.6 billion and $14.3 billion in 1992 and 1991, respectively. The 1993 amounts exclude the revenues and expenses of FDC, which is accounted for under the equity method; the prior years' amounts have not been restated. Excluding FDC, consolidated revenues for 1992 and 1991 were $14.3 billion and $14.0 billion, respectively, and consolidated expenses were $13.5 billion and $13.4 billion, respectively.

                Consolidated Financial Condition

Since year-end 1992, the Company continued to make significant progress toward its objectives of strengthening its overall financial condition and focusing on its core businesses. Significant steps taken included:

- - - In March 1993, the Company further reduced its ownership interest in FDC through a public offering.

- - -  In October 1993, the Company issued debt exchangeable for FDC common stock.

- - - In January 1994, the Company announced its plan to infuse equity capital into Lehman and spin it off to American Express common shareholders. During 1993, Lehman strengthened its capital position through the sales of The Boston Company, certain Shearson Lehman Brothers Inc. retail and asset management businesses and Shearson Lehman Hutton Mortgage Corporation. These actions have brought Lehman to the point where it can sustain a stand-alone single-A credit rating based on its earnings, management strength and $1.25 billion of additional capital.

Lehman Brothers Spin-Off

On January 24, 1994, the Company's Board of Directors approved a plan to complete a tax-free spin-off of the common stock of the Company's subsidiary, Lehman Brothers Holdings Inc., through a special dividend to American Express common shareholders. The final transaction, which is subject to a number of conditions, is expected to close late in the second quarter of 1994. In anticipation of this transaction, Lehman's results are reported as a discontinued operation in the Consolidated Financial Statements for all periods presented. The assets and liabilities of Lehman have been reported in the Consolidated Balance Sheet as net assets of discontinued operations and are included in Other Assets. Prior to the spin-off, the Company will add approximately $1.1 billion of additional equity capital to Lehman and Lehman employees will purchase approximately $160 million of newly-issued Lehman common shares. See Note 2 to the Consolidated Financial Statements.

First Data Corporation

In March 1993, the Company further reduced its ownership interest in FDC to approximately 22 percent through a public offering of 34.6 million shares of FDC common stock at $32 per share. The transaction resulted in net proceeds of approximately $1.1 billion, which are being used for general corporate purposes. As a result of the Company's reduced ownership, effective January 1, 1993, FDC is reported under the equity method of accounting and, therefore, is not consolidated in the Company's 1993 Consolidated Financial Statements. See Notes 1 and 3 to the Consolidated Financial Statements.

Balcor

Assets, excluding cash and cash equivalents, of Balcor, an indirect wholly-owned subsidiary of the Company, totaled $1.1 billion at December 31, 1993 and $1.3 billion at December 31, 1992, before related reserves of $333 million and $409 million at December 31, 1993 and 1992, respectively. The Company continues to closely monitor the orderly liquidation of Balcor's real estate portfolio and the adequacy of its reserves. The reduction in Balcor's 1993 assets and related reserves reflected sales and write-offs during the year.

Parent Company Financing

The Company's business segments manage substantial daily cash flows, investment portfolios, receivables and loans and closely monitor related financing requirements and payment obligations. Each business segment has primary responsibility for financing its operations. The parent company monitors and coordinates cash flow and financing activities Company-wide. The parent company has available a variety of alternative funding sources. In addition, procedures have been developed to permit immediate transfer of short-term funds within the Company, if necessary to meet specific needs, while complying with the various contractual and regulatory constraints on the internal transfer of funds.

         At December 31, 1993, the parent company had $1.1 billion of debt or equity securities available for issuance under a shelf registration filed with the Securities and Exchange Commission.

       In October 1993, the Company issued 23,618,500 DECS (Debt
Exchangeable for Common Stock) in the form of 6 1/4 percent Exchangeable Notes due October 15, 1996. The DECS were issued at a principal amount of $36.75 per DECS, resulting in net proceeds of approximately $842 million. At maturity, holders of DECS will receive, in exchange for the principal amount thereof, shares of FDC common stock, or at the Company's option, an equivalent amount of cash in lieu of such shares. The number of such shares or the amount of such cash will be based on the average market price of FDC stock calculated during a period shortly before the maturity of the DECS. If the Company elects to deliver shares of FDC at maturity, the Company's holdings of FDC will be reduced to between zero (if the average market price of FDC shares is at or below $36.75) and approximately 4.3 million shares if the average market price of FDC shares is at or above $44.875. The market value of the Company's holdings in FDC at December 31, 1993 was approximately $962 million. The proceeds from the DECS offering are being used for general corporate purposes.


        Total parent company debt outstanding was $2.2 billion at December 31, 1993, compared with $1.8 billion at December 31, 1992. The parent company generally meets its short-term funding needs through the issuance of commercial paper. The Board of Directors has authorized a parent company commercial paper program of approximately $1.3 billion. Average commercial paper outstanding was $193 million during 1993 and $332 million during 1992. Commercial paper outstanding was $100 million and $348 million at December 31, 1993 and 1992, respectively. In addition, the parent company has standby credit facilities with a number of banks that provide approximately $1.0 billion in committed funds at various maturities through 1994. No borrowings have been made under any of these facilities. (See the Financial Review of each business segment for a discussion of 1993 financing activities of subsidiaries.)

        In March 1993, Standard and Poor's Corporation downgraded the long-term credit ratings of the Company and TRS to A+ from AA- and their short-term credit ratings to A-1 from A-1+. The downgrade has had an insignificant impact on the cost of funds of the Company and TRS.

Investment Portfolio Management

The Company and its subsidiaries own and manage several investment portfolios. The Company carefully monitors the distribution of maturities in the investment portfolios to ensure that adequate funds are available to satisfy the Company's maturing liabilities. In addition, maturities are managed based on management's assessment of interest rate trends and other factors affecting the risk involved.

        A major portion of the Company's investments are carried at cost. At December 31, 1993 and 1992, aggregate market value exceeded cost by approximately $1.8 billion and approximately $1.2 billion, respectively. Gross unrealized gains and gross unrealized losses on investments carried at cost were approximately $1.9 billion and $0.1 billion, respectively, at December 31, 1993, compared with approximately $1.4 billion and $0.2 billion, respectively, at December 31, 1992. The Company has the ability and, absent unforeseen circumstances, the intent to recover the cost of its investments carried at cost by holding them until maturity. These investments are diversified; corporate bonds and obligations represent the largest component of investments carried at cost, of which no one issuer represents more than two percent of these investments. See Note 5 to the Consolidated Financial Statements for additional disclosures related to the Company's investment portfolio.

Impact of New Accounting Standards

In May 1993, the Financial Accounting Standards Board issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which the Company will implement, effective January 1, 1994. Under the new rules, debt securities that the Company has both the positive intent and ability to hold to maturity will be carried at amortized cost. Debt securities that the Company does not have the positive intent to hold to maturity, as well as all marketable equity securities, will be classified as available for sale or trading and carried at fair value. Unrealized gains and losses on securities classified as available for sale will be carried as a separate component of Shareholders' Equity. Unrealized holding gains and losses on securities classified as trading will be reported in earnings. The effect of the new rules will be to increase Shareholders' Equity by approximately $300 million, net of taxes, as of January 1, 1994. The measurement of unrealized securities gains (losses) in Shareholders' Equity is affected by market conditions and, therefore, subject to volatility. The new rules will not have a material impact on the Company's results of operations.

       SFAS No. 112, "Employers' Accounting for Postemployment Benefits," SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and FASB Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts," are not expected to have a material impact on the Company's results of operations or financial condition.

                     Travel Related Services

Results of Operations

TRS' net income increased to $895 million in 1993, compared with $243 million before the accounting change in 1992 (net income of $164 million after the accounting change) and $396 million in 1991. TRS reported pretax income of $1.2 billion in 1993, compared with $277 million before the accounting change in 1992 and $415 million in 1991.

       Results for 1992 and 1991 included restructuring charges of $342 million ($492 million pretax) and $110 million ($177 million pretax), respectively. TRS' earnings, excluding the restructuring charges, were $585 million before the accounting change in 1992 and $506 million in 1991.

       Worldwide Card billed business increased to $124 billion in 1993, compared with $118 billion in 1992 and $111 billion in 1991, reflecting higher average spending per Cardmember and growth in Corporate Card billed business. Domestic billed business was $89.8 billion in 1993, $82.0 billion in 1992 and $76.6 billion in 1991. International billed business was $34.3 billion in 1993, compared with $35.6 billion and $34.9 billion in 1992 and 1991, respectively. Worldwide Cards in force increased to 35.4 million in 1993, compared with 34.7 million in 1992 and 36.6 million in 1991. Total Cards in force for 1993 included the addition of approximately 900,000 Cards issued to U.S. government employees late in the year. Domestic Cards in force were 24.7 million in 1993, 24.3 million in 1992 and 25.8 million in 1991. International Cards in force were 10.7 million, compared with 10.4 million and 10.8 million in 1992 and 1991, respectively. Basic Cards in force totaled 26.0 million, compared with 25.5 million in 1992 and 26.5 million in 1991. The decline in worldwide Cards in force, excluding the Cards issued to U.S. government employees, reflected, in part, a focus on retaining the most profitable Cardmembers. The number of service establishments increased 6.6 percent to 3.6 million at December 31, 1993, compared with 3.4 million and 3.2 million at December 31, 1992 and 1991, respectively.

       Travelers Cheque sales totaled $23.6 billion in 1993, compared with $24.0 billion and $22.6 billion in 1992 and 1991, respectively.

       Net revenues (total revenues net of lending interest expense) declined slightly to $9.5 billion in 1993, compared with $9.8 billion and $9.4 billion in 1992 and 1991, respectively. The 1993 decline reflected discount rate reductions, a decrease in net Card fees, lower insurance premium revenue and lower net finance charge revenue. This decline was largely offset by an increase in Card billed business, reflecting higher spending per Cardmember and an increase in the number of service establishments accepting the Card, as well as growth in the Travel business. The 1992 increase reflected higher Card billed business and growth in the Travel business, which offset a decline in lending net finance charge revenue reflecting lower interest rates.

       Discount revenue was $3.6 billion, compared with $3.7 billion in 1992 and $3.5 billion in 1991. The 1993 decline in discount revenue reflected a lower average discount rate, substantially offset by increased Cardmember spending. The increase in 1992 reflected increased Card billed business, partly offset by a decline in the average discount rate. Although the average discount rate will continue to decline, it will do so at a slower rate as most repricing is complete. Net Card fees were $1.7 billion, compared with $1.8 billion in both 1992 and 1991. The 1993 decrease reflected the decline in average Cards in force. Interest and dividend revenue totaled $724 million, compared with $720 million and $750 million in 1992 and 1991, respectively. Lending finance charge revenue was $1.3 billion, compared with $1.5 billion in 1992 and $1.7 billion in 1991. Lending net finance charge revenue declined 7.1 percent to $1.0 billion, compared with $1.1 billion in 1992 and $1.0 billion in 1991. The decline in 1993 reflected lower average balances, partly offset by higher net interest spreads.

       Total expenses, excluding lending interest expense, were $8.3 billion in 1993, compared with $9.5 billion in 1992 and $9.0 billion in 1991. The 1993 decline reflected the benefit of ongoing reengineering initiatives, which offset costs associated with overall growth in business volumes and franchise building investments. Expenses for both 1992 and 1991 included the restructuring charges discussed above. The provision for losses and claims was $1.6 billion, compared with $2.2 billion in 1992 and $2.6 billion in 1991. The decline in 1993 reflected actions taken last year to restructure the portfolio, as well as ongoing improvements in credit management. The worldwide charge Card provision was $792 million, compared with $997 million in 1992 and $1.1 billion in 1991. The declines in 1993 and 1992 reflected continued improvement in Card credit experience compared with 1991. The worldwide lending provision was $427 million in 1993, $793 million in 1992 and $1.1 billion in 1991. The declines reflected continued improvement in the credit quality of the worldwide lending portfolio. Interest expense, excluding lending interest expense which is included in net revenues above, totaled $799 million, compared with $899 million in 1992 and $1.0 billion in 1991. The decline in 1993 and 1992 reflected lower borrowing rates. Worldwide charge Card interest expense totaled $662 million, compared with $788 million and $998 million in 1992 and 1991, respectively. Human resources expense declined to $2.2 billion, compared with $2.3 billion in 1992 and $2.0 billion in 1991. The 1992 increase primarily reflected growth in the Travel business. Marketing and promotion expense totaled $1.1 billion in both 1993 and 1992 and $1.0 billion in 1991. Other operating expenses increased in 1992 as a result of growth in the Travel business, the cost of Cardmember loyalty programs and other initiatives designed to build the TRS franchise.

       The reengineering efforts launched in early 1992 established a target of $1.0 billion in savings by the end of 1994 based on 1991 volumes and business mix. TRS realized expense savings of $929 million net of franchise building investments in 1993. These savings primarily resulted from reduced credit losses and savings in operating expenses. Of the $492 million (pretax) 1992 restructuring charge, the remaining $287 million reserve is expected to be utilized for its originally intended purpose.

       TRS' asset securitization program, which began in the third quarter of 1992, resulted in net discount expense of $219 million in 1993 and $100 million in 1992 and servicing fee revenue of $54 million in 1993 and $35 million in 1992, reduced the provision for credit losses by $89 million in 1993 and $41 million in 1992, and reduced interest expense, with no material impact on net income for the years ended December 31, 1993 or 1992.

Financial Condition

TRS utilizes a number of methods to fund its Cardmember receivables and lending activities. Other operating activities are funded through operations. TRS generally issues debt securities to fund acquisitions and large capital additions. Funding for its Cardmember receivables activities is provided by American Express Credit Corporation (Credco) through the sale of commercial paper and debt securities, and borrowing under lines of credit, as well as through operations, and by American Express Receivables Financing Corporation
(RFC) through an asset-backed securitization program. Funding for its lending activities is provided primarily by American Express Centurion Bank (Centurion
Bank) through deposit liabilities and other borrowings. TRS also enters into interest rate and foreign exchange contracts to meet its foreign currency funding needs for Cardmember receivables and loans denominated in foreign currencies and to minimize its funding costs.

       In 1993 and 1992, TRS sold certain Cardmember receivables to RFC, which transferred such receivables to a trust. The trust issued trust certificates in a public offering in the amount of $600 million due 2000 in 1993, and $500 million due 1997 and $500 million due 1999 in 1992.

       Total debt outstanding at December 31, 1993 and 1992 was $16.8 billion and $15.3 billion, respectively, of which $14.1 billion and $12.4 billion, respectively, was due within one year. Through Credco and Centurion Bank, TRS issued in 1993 approximately $1.6 billion of medium- and long-term debt at various rates and maturities. The proceeds of these issuances were used to fund Card and lending accounts receivable. Additionally, in 1993, TRS issued $125 million of Senior Floating Rate Notes due 1998, the proceeds of which were used to finance an international travel business acquisition. At December 31, 1993, Credco had approximately $810 million of medium- and long-term debt available for issuance under shelf registrations filed with the Securities and Exchange Commission.

       TRS, primarily through Credco, maintained average commercial paper outstanding of approximately $8.7 billion at an average interest rate of 3.2 percent in 1993 and approximately $7.7 billion at an average interest rate of
3.8 percent in 1992, and had available unused lines of credit of approximately $4.4 billion at December 31, 1993 to support a portion of its commercial paper borrowings.

       Borrowings under bank lines of credit totaled $1.1 billion at December 31, 1993 and $1.4 billion at December 31, 1992. Additionally, funding provided by Centurion Bank's certificate of deposit program was $505 million in 1993 and $841 million in 1992.

       Total assets were $40.5 billion and $38.1 billion at December 31, 1993 and 1992, respectively. Accounts receivable and accrued interest totaled $15.8 billion at December 31, 1993 and $13.8 billion at December 31, 1992. Loans and discounts were $8.6 billion and $8.7 billion at December 31, 1993 and 1992, respectively. Average Travelers Cheques outstanding increased to $5.0 billion at December 31, 1993 from $4.8 billion at December 31, 1992. Travelers Cheques outstanding were $4.8 billion and $4.7 billion at December 31, 1993 and 1992, respectively.

                     IDS Financial Services

Results of Operations

IDS Financial Services' (IDS) net income increased 21 percent to $358 million in 1993, compared with $297 million before the accounting change in 1992 (net income of $277 million after the accounting change) and $248 million in 1991. Revenues increased 9.8 percent to $3.2 billion in 1993, compared with $2.9 billion and $2.6 billion in 1992 and 1991, respectively. Revenue and earnings growth in 1993 and 1992 benefited primarily from an increase in management fees and net investment income that resulted from higher asset levels. Results in 1993 and 1992 also benefited from wider investment margins. Pretax income totaled $518 million in 1993, compared with $408 million before the accounting change in 1992 and $314 million in 1991.

       IDS' financial planning field force totaled 7,655 at December 31, 1993, compared with 7,313 and 6,776 at December 31, 1992 and 1991, respectively. Total product sales increased during 1993 and 1992. Product sales generated from financial plans were approximately 58 percent of total sales in 1993, compared with approximately 50 percent in 1992 and approximately 48 percent in 1991. The IDS field force completed nearly 103,000 financial plans for clients in 1993, compared with over 85,000 in 1992 and nearly 67,000 in 1991. Mutual fund sales increased 23 percent to $8.6 billion in 1993, compared with $7.0 billion and $5.7 billion in 1992 and 1991, respectively. The increases in mutual fund sales were broad based with increases in sales of both equity and income funds. Annuity sales increased 15 percent to $4.1 billion in 1993, compared with $3.6 billion in 1992 and $2.5 billion in 1991. The increases in annuity sales reflected increased sales of annuities with equity investment options. Sales of investment certificates declined 13 percent in 1993, compared with a 27 percent decline in 1992, reflecting an overall decline in short-term rates. Life and other insurance sales increased 34 percent in 1993, compared with an increase of 24 percent in 1992, reflecting increased sales of universal life insurance in both years.

       Investment income increased 5.7 percent to $2.0 billion in 1993, compared with $1.9 billion in 1992 and $1.8 billion in 1991. The increases primarily reflected higher asset levels, partly offset by lower investment yields. Commissions and fees increased 22 percent to $727 million, compared with $598 million and $468 million in 1992 and 1991, respectively. The increases reflected management fees earned on a higher asset base and distribution fees earned on higher mutual fund sales.

       Total expenses were $2.6 billion in 1993, compared with $2.5 billion in 1992 and $2.2 billion in 1991. The provision for annuity benefits, the largest component of expenses, totaled $1.1 billion, compared with $1.0 billion and $939 million in 1992 and 1991, respectively. The increases reflected higher annuities in force, partially offset by lower accrual rates. The provision for insurance benefits totaled $321 million, compared with $308 million in 1992 and $276 million in 1991, reflecting increased life insurance in force in 1993 and 1992. The provision for investment certificates declined to $124 million, compared with $178 million in 1992 and $264 million in 1991. The declines reflected lower investment certificates in force and lower accrual rates. Human resources expense increased 19 percent to $757 million, compared with $635 million and $541 million in 1992 and 1991, respectively. The increases reflected an increase in the number of employees and financial planners, and increased commissionable sales. Other operating expenses increased to $172 million, compared with $130 million in 1992 and $42 million in 1991. Other operating expenses for all years included provisions for estimated insurance industry guarantee association assessments. Other operating expenses for 1992 also reflected the effect of a $35 million legal settlement.

Financial Condition

Total assets owned increased 17 percent to $37.4 billion at December 31, 1993 from $31.9 billion at December 31, 1992. Investments totaled $24.6 billion at December 31, 1993, compared with $22.4 billion at December 31, 1992. IDS' investments are comprised primarily of mortgage-backed securities and corporate bonds and obligations, including below investment grade debt securities of $2.1 billion and $1.6 billion in 1993 and 1992, respectively. Investments are principally funded by sales of insurance and annuities, and by reinvested income. Maturities of IDS' investments are matched, for the most part, with the expected future payments of insurance and annuity obligations. Assets under management increased 21 percent to $62.3 billion at December 31, 1993 from $51.4 billion at December 31, 1992, reflecting sales in excess of redemptions and market appreciation.

       Assets held in segregated accounts increased to $9.0 billion at December 31, 1993 from $6.2 billion at December 31, 1992. These assets, primarily investments carried at market value, are held for the exclusive benefit of variable annuity and variable life insurance contract holders. IDS earns investment management and administration fees from the related funds.

       Deferred annuities in force totaled $25.8 billion at December 31, 1993, compared with $21.1 billion at December 31, 1992. The face amount of investment certificates outstanding was $3.6 billion and $3.9 billion at December 31, 1993 and 1992, respectively. Life insurance in force increased 13 percent to $46.1 billion at December 31, 1993 from $40.9 billion at December 31, 1992.

                      American Express Bank

Results of Operations

American Express Bank's (the Bank) net income was $81 million in 1993, compared with $26 million before the accounting change in 1992 (net income of $19 million after the accounting change) and $60 million in 1991. Results for 1993 included a $5.4 million benefit from the impact of the change in the U.S. federal income tax rate on the Bank's net deferred tax assets. Results for 1993 also reflected a lower level of credit-related reserves, growth in fee income and foreign exchange activities and benefits from continued lower short-term funding costs. Results for 1992 reflected the recognition of additional reserves on credit-related exposures, principally those associated with discontinued commercial real estate lending activities in the United Kingdom, as well as restructuring charges. Partially offsetting these items in 1992 were higher net revenues reflecting growth within the Asian/Pacific markets and the net benefits associated with lower short-term funding costs. The Bank's pretax income was $117 million in 1993, compared with $14 million before the accounting change in 1992 and $38 million in 1991.

       Net interest income totaled $292 million in 1993, compared with $286 million and $231 million in 1992 and 1991, respectively. Net interest income in 1993 and 1992 reflected improved net interest earnings within the Asian/Pacific markets and benefits realized from lower short-term funding costs. The net yield on interest-earning assets (net interest income on a tax equivalent basis as a percentage of total average interest-earning assets) was
2.48 percent in 1993, compared with 2.27 percent in 1992 and 1.90 percent in 1991. Noninterest income, consisting primarily of commissions, fees and other revenues, totaled $299 million, compared with $260 million in 1992 and $239 million in 1991. The increase in 1993 primarily reflected growth in private banking and correspondent banking fee income and improved foreign exchange results. The 1992 increase primarily reflected lower writedowns of certain investment assets, as well as growth in fees from correspondent banking services.

       Noninterest expenses, excluding the provision for credit losses, totaled $440 million in 1993, compared with $438 million in 1992 and $407 million in 1991. The increase in 1993 and 1992 noninterest expenses reflected additional expenses to support the Bank's ongoing investment in the Asian/Pacific markets. Noninterest expenses in 1992 also included the recognition of restructuring charges associated with the Bank's headquarters operation and certain other overseas businesses.

       The provision for credit losses was $34 million in 1993, compared with $94 million and $25 million in 1992 and 1991, respectively. The 1992 provision reflected the recognition of a reserve on the Bank's U.K. commercial real estate loan portfolio, additional reserves on other identified credit-related exposures and an overall increase in credit loss reserve coverage. The 1991 provision included an $18 million benefit from the sale of the lesser developed country term loan portfolio and significant write-offs on credit-related nonperforming loans.

       In 1993, the Bank recognized an income tax provision of $36 million, compared with an income tax benefit of $12 million and $22 million in 1992 and 1991, respectively. A smaller proportion of the Bank's overall income was derived from tax-exempt interest in 1993. In addition, tax benefits in 1991 included the recognition of previously unrecognized income tax benefits.

Financial Condition

The Bank's assets totaled $13.6 billion and $13.7 billion at December 31, 1993 and 1992, respectively.

       Total loans were $5.1 billion at December 31, 1993, compared with $4.8 billion at December 31, 1992. The reserve for credit losses was $111 million and $134 million at December 31, 1993 and 1992, respectively. The Bank's credit loss reserve coverage was 2.2 percent of total loans at December 31, 1993, compared with 2.8 percent at December 31, 1992. The decline in credit loss reserve coverage reflected improvement in nonperforming loans. Total loan write-offs, net of recoveries, were $36 million in 1993 and $48 million in 1992. Total nonperforming loans were $43 million at December 31, 1993, compared with $102 million at December 31, 1992. The decline in nonperforming loans primarily reflected improvement in the U.K. real estate loan portfolio. The Bank's other nonperforming assets (in-substance foreclosures, other real estate owned and assets acquired in loan settlements) totaled $89 million and $83 million at December 31, 1993 and 1992, respectively. The increase in nonperforming assets was principally related to an in-substance foreclosure of a real estate loan, partially offset by sales of previously foreclosed real estate properties.

       American Express Bank Ltd.'s (AEBL) risk-based capital ratios were
6.3 percent for Tier 1 Capital and 10.2 percent for Total Capital at December 31, 1993, compared with 5.7 percent and 9.1 percent, respectively, at December 31, 1992. AEBL's leverage ratio was 4.4 percent and 4.3 percent at December 31, 1993 and 1992, respectively.

                       Corporate and Other

Corporate and Other reported net income of $271 million in 1993, compared with net income of $12 million before accounting changes in 1992 (net income of $151 million after accounting changes) and net expenses of $97 million in 1991. For purposes of this discussion, Other includes the Company's share of FDC's net income. The above amounts for 1993 included $40 million reflecting the Company's share of FDC's net income for such period (net of an $8.9 million expense from the impact of the tax rate change on the Company's gain from the sale of FDC shares), compared with $92 million in 1992 and $118 million in 1991.

       Before consideration of the Company's share of FDC's earnings, as well as the gains on the sales of FDC common stock and the Balcor reserves which are discussed below, Corporate and Other reported net expenses of $203 million in 1993, compared with net expenses of $205 million in 1992 and net expenses of $215 million in 1991.

       As a result of its public offering of FDC common stock in April 1992, the Company's former 100 percent ownership interest in FDC was reduced to approximately 54 percent. In March 1993, the Company further reduced its ownership interest in FDC to approximately 22 percent by the sale of FDC shares. As a result of the Company's reduced ownership, effective January 1, 1993, FDC is reported under the equity method of accounting. The Company's equity in the net income of FDC is included in Other Expenses in the Consolidated Statement of Income for 1993. Results for 1993 included a gain of $433 million ($779 million pretax) on the Company's sale of FDC shares. Results for 1992 reflected a $425 million ($706 million pretax) gain from the FDC public offering and a $300 million ($388 million pretax) addition to reserves at Balcor. The gains from the sales of FDC shares and the Balcor reserves are included in Other Expenses in the Consolidated Statements of Income.

       1993 net income included a $2.3 million benefit from the impact of the change in the U.S. federal income tax rate on Corporate and Other's net deferred tax assets. Results for 1992 included a $147 million benefit related to the adoption of SFAS No. 109 and an after-tax charge to earnings of $8.0 million representing the cumulative effect of adopting SFAS No. 106.

                CONSOLIDATED STATEMENT OF INCOME
                    American Express Company

Years Ended December 31,
(millions, except per share amounts)       1993         1992        1991
- - ----------------------------------------------------------------------------
REVENUES
Commissions and fees                   $  7,818     $  8,817    $  8,170
Interest and dividends                    4,914        5,207       5,439
Life insurance premiums                     702          776         711
Other                                       739          687         646
- - ----------------------------------------------------------------------------
   Total                                 14,173       15,487      14,966
- - ----------------------------------------------------------------------------
EXPENSES
Human resources                           3,380        3,714       3,225
Interest                                  1,783        2,171       2,761
Provisions for losses and benefits:
   Banking, credit and other              1,238        1,901       2,304
   Annuities                              1,135        1,137       1,039
   Life insurance                           610          596         539
   Investment certificates                  124          178         264
Marketing and promotion                   1,091        1,113       1,042
Occupancy and equipment                     965        1,167       1,101
Professional services                       598          526         458
Communications                              357          419         374
Other                                       566        1,669       1,237
- - ----------------------------------------------------------------------------
   Total                                 11,847       14,591      14,344
- - -----------------------------------------------------------------------------
Pretax income from continuing operations
  before accounting changes               2,326          896         622
Income tax provision (benefit)              721          318          15
- - -----------------------------------------------------------------------------
Income from continuing operations
  before accounting changes               1,605          578         607
Discontinued operations, net of
  income taxes                             (127)        (149)        182
- - -----------------------------------------------------------------------------
Income before accounting changes          1,478          429         789
Cumulative effect of accounting
  changes, net of income taxes                -           32           -
- - -----------------------------------------------------------------------------
Net income                             $  1,478     $    461    $    789
=============================================================================
EARNINGS PER COMMON SHARE

Income from continuing operations before
  accounting changes                   $   3.17     $   1.12    $   1.21
Discontinued operations                    (.25)        (.31)        .38
- - -----------------------------------------------------------------------------
Income before accounting changes           2.92          .81        1.59
Cumulative effect of accounting changes       -          .07           -
- - -----------------------------------------------------------------------------
Net income                             $   2.92     $    .88    $   1.59
=============================================================================

See notes to consolidated financial statements.

                   CONSOLIDATED BALANCE SHEET
                    American Express Company

December 31, (millions of dollars)                 1993          1992
- - --------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                       $ 3,312       $ 3,408
Accounts receivable and accrued interest,
   less reserves:   1993, $796; 1992, $1,124     16,142        15,293
Investments                                      39,308        37,629
Loans and discounts, less reserves:
   1993, $655; 1992, $911                        14,796        14,750
Land, buildings and equipment-at cost,
  less accumulated depreciation:
  1993, $1,441; 1992, $1,554                      1,976         2,318
Assets held in segregated asset accounts          8,992         6,274
Deferred acquisition costs                        2,025         1,825
Other assets                                      7,581         8,615
- - --------------------------------------------------------------------------
Total assets                                    $94,132       $90,112
- - --------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Customers' deposits and credit balances         $11,131       $11,637
Travelers Cheques outstanding                     4,800         4,729
Accounts payable                                  3,737         3,858
Insurance and annuity reserves:
   Fixed annuities                               19,149        17,040
   Life and disability policies                   4,257         3,853
Investment certificate reserves                   2,752         3,232
Short-term debt                                  12,489        11,163
Long-term debt                                    8,561         8,614
Liabilities related to segregated
  asset accounts                                  8,992         6,274
Other liabilities                                 9,530        12,213
- - --------------------------------------------------------------------------
       Total liabilities                         85,398        82,613
- - --------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
Preferred shares, $1.66 2/3 par value,
  authorized 20,000,000 shares
     Convertible Exchangeable Preferred shares,
       issued and outstanding 4,000,000 shares
       in 1993 and 1992, stated at liquidation
       value                                        200           200
     $216.75 CAP Preferred shares, issued and
        outstanding 122,448.98 shares in 1993
        and 1992, stated at par value
        (liquidation value of $300)                   1             1
Common shares, $.60 par value, authorized
  1,200,000,000 shares; issued and outstanding
  489,827,852 shares in 1993 and 479,976,358
  shares in 1992                                    294           288
Capital surplus                                   3,784         3,534
Net unrealized securities gains (losses)              7            (1)
Foreign currency translation adjustment             (73)          (83)
Deferred compensation                              (128)         (137)
Retained earnings                                 4,649         3,697
- - --------------------------------------------------------------------------
       Total shareholders' equity                 8,734         7,499
- - --------------------------------------------------------------------------
Total liabilities and shareholders' equity      $94,132       $90,112
===========================================================================

See notes to consolidated financial statements.


              CONSOLIDATED STATEMENT OF CASH FLOWS
                    American Express Company

Years Ended December 31, (millions)            1993      1992       1991
- - ---------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Income from continuing operations          $  1,605   $   578    $   607
Adjustments to reconcile income from
  continuing operations to net cash
  provided (used) by operating activities:
  Provisions for losses and benefits          1,627     2,213      2,654
  Depreciation, amortization, deferred
     taxes and other                            411       410        382
  Changes in operating assets and
     liabilities, net of effects of
     acquisitions/dispositions:
     Accounts receivable and accrued
       interest                                (982)      199       (119)
     Other assets                              (987)      184     (2,070)
     Accounts payable and other liabilities     355       517        390
  Increase in Travelers Cheques outstanding      72       481        145
  Increase in insurance reserves                452       366        417
  Restructuring charges                           -       492        177
  Gain on sale of FDC                          (779)     (706)         -
  Balcor reserves                                 -       388          -
Net cash flows used by operating activities
  of discontinued operations                 (1,361)   (6,268)    (3,107)
- - ----------------------------------------------------------------------------
Net cash provided (used) by operating
  activities                                    413     (1,146)     (524)
- - ----------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from FDC public offerings, net of
  cash sold in 1993                             871      1,057         -
Sale of investments                           2,296      2,995     7,092
Maturity and redemption of investments        8,308      7,463     4,718
Purchase of investments                     (13,802)   (14,785)  (14,245)
Net increase in Cardmember receivables       (1,924)      (150)   (1,631)
Proceeds from repayment of loans             18,817     13,670    10,239
Issuance of loans                           (19,465)   (13,821)  (11,961)
Sale of land, buildings and equipment           120         95        62
Purchase of land, buildings and equipment      (286)      (451)     (575)
Acquisitions/dispositions, net of cash
  acquired/sold                                 121        (94)     (299)
Net cash flows provided by investing
  activities of discontinued operations       2,467         23     3,357
- - ----------------------------------------------------------------------------
Net cash used by investing activities        (2,477)    (3,998)   (3,243)
- - ----------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in customers'
  deposits and credit balances                   29     (1,020)     (985)
Sale of investment and annuity certificates   5,217      5,458     5,177
Redemption of investment and annuity
  certificates                               (3,748)    (3,283)   (3,022)
Net increase (decrease) in short-term debt     (253)       122    (1,193)
Issuance of long-term debt                   13,561      8,938    12,084
Principal payments on long-term debt        (11,397)   (10,207)   (8,577)
Issuance of American Express common shares      259        159       162
Issuance of American Express preferred shares     -          -       300
Redemption of American Express Money Market
  Preferred shares                                -       (150)     (150)
Dividends paid                                 (526)      (518)     (477)
Net cash flows provided (used) by financing
  activities of discontinued operations        (372)     4,913       157
- - ----------------------------------------------------------------------------
Net cash provided by financing activities     2,770      4,412     3,476
Net change in cash and cash equivalents of
  discontinued operations                       734     (1,332)      407
Effect of exchange rate changes on cash         (68)      (583)     (188)
- - ----------------------------------------------------------------------------
Net increase (decrease) in cash and cash
  equivalents                                   (96)        17      (886)
Cash and cash equivalents at beginning
  of year                                     3,408      3,391     4,277
- - ----------------------------------------------------------------------------
Cash and cash equivalents at end of year    $ 3,312   $  3,408   $ 3,391
============================================================================

See notes to consolidated financial statements.

         CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                    American Express Company

Three Years Ended December         Preferred Common  Capital          Retained
31, 1993 (millions)         Total  Shares    Shares  Surplus  Other   Earnings
- - ------------------------------------------------------------------------------
Balances at December
  31, 1990                 $6,635      $ 500  $ 279  $ 2,893 $ (511)  $ 3,474
- - ------------------------------------------------------------------------------
Net income                    789                                         789
Change in net unrealized
  securities gains (losses)   153                               153
Foreign currency
  translation adjustments      15                                15
Redemption of Money Market
  Preferred shares           (150)      (150)
Issuance of $216.75 CAP
  Preferred shares            300          1             299
Other changes, primarily
  benefit plans               214                 4      178     47       (15)
Cash dividends declared:
   Preferred                  (40)                                        (40)
   Common, $.96 per share    (451)                                       (451)
- - ------------------------------------------------------------------------------
Balances at December
  31, 1991                  7,465        351     283   3,370   (296)    3,757
- - ------------------------------------------------------------------------------
Net income                    461                                         461
Change in net unrealized
  securities gains (losses)    36                                36
Foreign currency translation
  adjustments                   9                                 9
Redemption of Money Market
  Preferred shares           (150)      (150)
Other changes, primarily
  benefit plans               199                  5     164     30
Cash dividends declared:
   Preferred                  (43)                                        (43)
   Common, $1.00 per share   (478)                                       (478)
- - ------------------------------------------------------------------------------
Balances at December
  31, 1992                  7,499        201     288   3,534   (221)    3,697
- - ------------------------------------------------------------------------------
Net income                  1,478                                       1,478
Change in net unrealized
  securities gains (losses)     8                                 8
Foreign currency translation
  adjustments                  10                                10
Other changes, primarily
  benefit plans               268                  6     250      9         3
Cash dividends declared:
   Preferred                  (42)                                        (42)
   Common, $1.00 per share   (487)                                       (487)
- - ------------------------------------------------------------------------------
Balances at December
  31, 1993                $ 8,734      $ 201  $  294 $ 3,784 $ (194)  $ 4,649
==============================================================================

See notes to consolidated financial statements.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    American Express Company

Note 1      Summary of Significant Accounting Policies

Principles of Consolidation: The accompanying Consolidated Financial Statements include the accounts of American Express Company and its subsidiaries (the Company). All significant intercompany transactions are eliminated. As discussed in Note 2, Lehman Brothers (Lehman), formerly Shearson Lehman Brothers, is presented as a discontinued operation. Accordingly, prior years' amounts have been restated.

       As a result of the public offerings of First Data Corporation's (FDC) common stock described in Note 3, the Company owns approximately 22 percent of the outstanding shares of FDC common stock. Accordingly, effective January 1, 1993, FDC is no longer consolidated in the Company's financial statements, but is accounted for under the equity method. Prior years' amounts have not been restated.

       Certain prior years' amounts have been reclassified to conform to the current year's presentation.

Foreign Currency: Revenues and expenses are translated at average monthly exchange rates during the year. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars based upon exchange rates prevailing at the end of each year. The resulting translation adjustment is a component of Shareholders' Equity. In countries with highly inflationary economies, foreign currency denominated nonmonetary items, primarily fixed assets, are translated at historical exchange rates, with the remaining assets and liabilities translated at prevailing year-end rates and the resulting gains and losses recognized currently in income.

       Net foreign currency transaction gains included in income from continuing operations in 1993, 1992 and 1991 amounted to $148 million, $109 million and $113 million, respectively, net of income taxes. These amounts exclude the effects of intermediary and trading activities at American Express Bank, which are recorded in Commissions and Fees in the Consolidated Statement of Income.

Net Income Per Share: Net income per share is computed on the basis of the weighted monthly average number of common shares outstanding and common share equivalents (dilutive stock options and $216.75 CAP Preferred shares, as well as certain convertible debt) and after adjustment for dividends on preferred shares and interest on the convertible debt. The weighted average shares used in the computations were 500,138,000; 476,766,000; and 469,754,000 for 1993,
1992 and 1991, respectively.

Investments: Debt securities and investment mortgage loans are carried at amortized cost, except where there is an other than temporary decline in value, in which case the investments are carried at estimated realizable value. The Company has the ability and, absent unforeseen circumstances, the intent to recover the costs of these investments by holding them until maturity. All non-redeemable preferred and common stocks owned by life insurance subsidiaries are carried at market with unrealized appreciation or depreciation included in Net Unrealized Securities Gains (Losses) in Shareholders' Equity. Other preferred and common stocks are generally carried at the lower of aggregate cost or market, except mandatorily redeemable preferred stocks, which are carried at cost. In the event of an other than temporary decline in value, preferred and common stocks are carried at their estimated realizable value.

Securities Sold Under Agreements to Repurchase: Other Liabilities include securities sold under repurchase agreements resulting from a financing transaction between TRS and Lehman, that is collateralized by U.S. Government obligations and is carried at the amount at which the securities will subsequently be repurchased. At December 31, 1993 and 1992, the liability to Lehman for securities sold under repurchase agreements totaled $3.4 billion and $3.3 billion, respectively, at weighted average interest rates of 3.45% and 4.22%, respectively.

Off-Balance-Sheet Financial Instruments: The Company primarily enters into off-balance-sheet financial instruments in order to hedge its interest rate and foreign currency exposures, as well as to satisfy the financing needs of its clients.

       Interest Rate Contracts: Interest rate contracts are primarily used to manage interest rate exposures. Gains and losses from interest rate contracts which are designated and effective as hedges are deferred and recognized over the expected life of the hedged item.

       Foreign Currency Products: Foreign currency products are used for trading on behalf of customers and, to a lesser extent, for the Company's own account, and primarily to hedge net monetary positions in foreign currencies, net investments in foreign entities or identifiable firm foreign currency commitments. Foreign currency trading products are valued at market, with unrealized gains and losses recognized currently in income. Gains and losses from foreign currency products designated and effective as hedges are reflected in the measurement of the related hedged instruments.

       Commitments and Guarantees: Commitments and guarantees are generally recorded in the Consolidated Balance Sheet when the Company makes payment on these obligations. Fees attributable to commitments and guarantees issued are generally recognized in income over the life of the commitment.

Annuity and Life Insurance Accounting: Profits on annuity products are recognized over the lives of the annuity contracts and represent the excess of income earned from investment of contract considerations over interest credited to contract owners and other expenses. For universal life-type and single premium life insurance, the profits are recognized over the lives of the policies in proportion to the estimated gross profits expected to be realized. Premiums on traditional life insurance and disability income and health insurance policies are recognized as revenues when collected or due, and related benefits and expenses are associated with premium revenue in a manner that results in recognition of profits over the lives of the insurance policies.

       For annuity products, deferred acquisition costs (principally sales compensation and other costs of issuing new policies) are amortized in proportion to investment margins. These costs for universal life-type and single premium life insurance are amortized over the life of the policy as a percentage of the estimated gross profits expected to be realized on the policy. The deferred acquisition costs for traditional life insurance and disability income and health insurance policies are amortized over an appropriate period in proportion to premium revenue.

       Assets and liabilities relating to segregated asset accounts represent funds held for the exclusive benefit of the variable annuity and variable life insurance contract holders. The Company receives investment management fees, mortality and expense assurance fees, minimum death benefit guarantee fees and cost of insurance charges from the related accounts.

Statement of Cash Flows: The Company has defined cash and cash equivalents as cash and time deposits, excluding those that are restricted by law or regulation.

       In 1993, 1992 and 1991, the Company paid interest (net of amounts capitalized) of $1.9 billion, $1.9 billion and $2.1 billion, respectively. Net income taxes paid during 1993, 1992 and 1991 were $639 million, $576 million and $250 million, respectively, and include estimated tax payments, as well as cash settlements relating to prior tax years.

Accounting Changes: Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". See Note 11.

       Effective January 1, 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for the Company's U.S. retiree health and other welfare benefit plans. See Note 10.

Note 2      Lehman Brothers Spin-Off

Summary of Proposed Transaction

On January 24, 1994, the Company's Board of Directors approved a plan to complete a tax-free spin-off of the common stock of the Company's subsidiary, Lehman Brothers Holdings Inc., through a special dividend to American Express common shareholders. The final transaction, which is subject to a number of conditions, is expected to close late in the second quarter of 1994. In anticipation of this transaction, Lehman's results are reported as a discontinued operation in the Consolidated Financial Statements for all periods presented. The assets and liabilities of Lehman have been reported in the Consolidated Balance Sheet as net assets of discontinued operations and are included in Other Assets.

       Prior to the spin-off, the Company will add approximately $1.1 billion of additional equity capital to Lehman, representing:

- - - The Company's purchase of $890 million of newly-issued Lehman common shares, which will be included in the subsequent dividend to American Express common shareholders.

- - - The Company's purchase of $200 million of newly-issued Lehman perpetual voting preferred shares which will be held for investment purposes.

       In addition, approximately $160 million of newly-issued Lehman common shares will be purchased by Lehman employees. Approximately $60 million of this amount will come from an employee ownership plan established in 1993.

       Subsequent to the spin-off, the Company will receive 50 percent of any Lehman net income over $400 million per year, not to exceed $50 million per year, for each of the next eight years. In addition, the Company will receive the revenue and earnings-related participations due to Lehman from Travelers Corporation as part of the sale of certain Lehman Brothers Inc. retail and asset management businesses (SLB) in 1993. The Travelers participations will yield a maximum of $50 million pretax annually for the next three years, depending on the revenues of Smith Barney Shearson, plus ten percent of after-tax profits of Smith Barney Shearson in excess of $250 million per year over a five-year period.

       The special dividend to American Express common shareholders would represent all of the common shares of Lehman held by the Company, including common shares that will be received in exchange for $250 million of Lehman Money Market Preferred Stock currently held by the Company. Subsequent to the spin-off, the Company will not be represented on Lehman's Board of Directors and there will be no directors in common between the two companies.

Discontinued Operations

Discontinued operations include Lehman's continuing core businesses, the income of two businesses sold by Lehman in 1993, SLB and The Boston Company
(TBC), as well as the net loss incurred by Lehman related to those sales. Discontinued operations are summarized as follows:

Years ended December 31, (millions)       1993     1992     1991
- - -----------------------------------------------------------------
Net revenues                           $ 5,431   $5,993   $5,405
Income (loss) before accounting changes   (102)    (116)     207
=================================================================
Components of income (loss) before
  accounting changes:
  Income (loss) from Lehman's continuing
        core businesses                    376     (248)     168
  TBC operations                            24       77       10
  SLB operations                            63       55       29
  Gain on sale of TBC                      165        -        -
  Loss on sale of SLB                     (630)       -        -
  Non-core business reserves              (100)       -        -
- - -----------------------------------------------------------------
Income (loss) before accounting changes   (102)    (116)     207
  Accounting changes                         -       (8)       -
- - -----------------------------------------------------------------
                                          (102)    (124)     207
  Preferred dividends                      (25)     (25)     (25)
- - -----------------------------------------------------------------
Discontinued operations                 $ (127)  $ (149)  $  182
=================================================================

Lehman's balance sheet is summarized as follows:
December 31, (millions)                            1993     1992
- - -----------------------------------------------------------------
Assets
  Cash and segregated cash                      $ 2,406  $ 2,767
  Receivables                                    10,398   11,249
  Securities purchased under
    agreements to resell                         26,046   26,476
  Securities and commodities owned               35,699   35,570
  Other assets                                    5,925   16,274
- - -----------------------------------------------------------------
    Total assets                                $80,474  $92,336
- - -----------------------------------------------------------------
Liabilities and Stockholders' Equity
  Short-term borrowings                         $10,208  $14,863
  Securities sold under agreements to
    repurchase                                   39,191   37,185
  Securities and commodities sold but
    not yet purchased                             8,313   11,442
  Long-term debt                                  9,899    7,680
  Other liabilities                              10,811   18,805
- - -----------------------------------------------------------------
    Total liabilities                            78,422   89,975
    Stockholders' equity                          2,052    2,361
- - -----------------------------------------------------------------
                                                $80,474  $92,336
=================================================================

Pro Forma Effects of Transaction

On a pro forma basis, the spin-off would have reduced 1993 income from continuing operations by $7 million ($19 million pretax), or $.01 per share. This reduction is due to the loss of $23 million ($35 million pretax) interest income on $1,090 million of funds assumed to have been infused into Lehman by the Company as of January 1, 1993 at the rate of approximately two percent after-tax (the Company's average return on short-term investments for 1993), offset by preferred dividend income of $16 million on the new $200 million preferred stock of Lehman to be received by the Company at an assumed dividend rate of eight percent. On a pro forma basis, the impact on the December 31, 1993 Consolidated Balance Sheet would be to: reduce Cash and Cash Equivalents by $890 million, representing the purchase of Lehman common stock to be spun off; reduce Cash and Cash Equivalents and increase Investments by $200 million representing the investment in the newly-issued Lehman preferred stock; reduce Other Assets by $1,544 million representing the dividend of the Company's current investment in Lehman; and reduce Retained Earnings by $2,434 million representing the dividend of the Company's pro forma investment in Lehman, after giving effect to the additional $890 million of common stock to be purchased prior to the transaction.


Note 3      First Data Corporation

In April 1992, the Company and FDC completed an initial public offering of
50.6 million shares of FDC's common stock at $22 per share. The offering included 46.6 million shares sold by the Company and four million shares sold by FDC. The transaction raised a total of $1.1 billion. The Company received net proceeds of $974 million, which were used for general corporate purposes, while FDC received net proceeds of $83 million. The Company recognized a $706 million pretax gain from the sale ($425 million after-tax), which is included in Other Expenses in the 1992 Consolidated Statement of Income. The outstanding common stock of FDC after the offering totaled approximately 110 million shares. As a result of the offering, the Company's ownership interest in FDC was reduced from 100 percent to approximately 54 percent of FDC's outstanding common shares.

      In March 1993, the Company further reduced its ownership interest in FDC to approximately 22 percent through a public offering of 34.6 million shares of FDC common stock at $32 per share. The Company received net proceeds of approximately $1.1 billion, which are being used for general corporate purposes. The Company recognized a $779 million pretax gain from the sale ($433 million after-tax), which is included in Other Expenses in the 1993 Consolidated Statement of Income.

       As a result of the Company's reduced ownership, effective January 1, 1993, FDC is reported under the equity method of accounting and, therefore, is not consolidated in the Company's 1993 Consolidated Financial Statements. Prior years' financial statements have not been restated. The Company's equity in the 1993 net income of FDC was $40 million and is included in Other Expenses in the 1993 Consolidated Statement of Income. FDC's revenues were $1.2 billion and $1.0 billion in 1992 and 1991, respectively. FDC's expenses were $1.0 billion and $0.8 billion in 1992 and 1991, respectively. The Company's investment in FDC, which is included in Other Assets in the 1993 Consolidated Balance Sheet, had a net book value of $201 million at December 31, 1993. The Consolidated Balance Sheet at December 31, 1992 includes FDC assets of $3.9 billion and liabilities of $3.1 billion. Under a management agreement between FDC and Travel Related Services (TRS), FDC has agreed to indemnify TRS against any losses, damages and costs with respect to FDC's payment instruments and consumer funds transfer business which FDC manages on TRS' behalf. FDC's assets and liabilities relative thereto are consolidated in the Company's Consolidated Balance Sheet at December 31, 1992.

      In October 1993, the Company issued Debt Exchangeable for Common Stock of FDC. See Note 12.

Note 4      Cash and Cash Equivalents

Cash includes interest bearing deposits, which generally can be withdrawn in less than 30 days, amounting to approximately $1.2 billion and $666 million at December 31, 1993 and 1992, respectively. Time deposits at December 31, 1993 and 1992, which have original maturities of 90 days or less, had weighted average interest rates of 4.17 percent and 4.85 percent, respectively.


Note 5      Investments

Investments at Cost

Investments carried at amortized cost are distributed by type and maturity as presented below. Annual yields related to state and municipal obligations and preferred stocks have been increased to reflect the tax equivalent basis at the U.S. statutory rate.


                         December 31, 1993                              December 31, 1992
                                           Gross    Gross     Weighted                   Gross    Gross      Weighted
                                          Unreal-  Unreal- Average Tax                  Unreal-  Unreal-  Average Tax
                                            ized     ized   Equivalent                    ized     ized    Equivalent
(dollars in millions)      Cost   Market   Gains   Losses        Yield*  Cost   Market   Gains   Losses        Yield*
- - ---------------------------------------------------------------------------------------------------------------------
U.S. Government and
 agencies obligations   $ 3,640  $ 3,641   $   3     $  2       3.6%  $ 3,297  $ 3,299    $  2        -       3.7%
State and municipal
 obligations              4,943    5,367     425        1       7.9%    6,300    6,657     358    $   1      10.6%
Corporate bonds and
 obligations             12,935   13,773     893       55       7.9%   11,393   11,798     542      137       8.4%
Foreign government
 obligations              1,508    1,538      38        8       9.7%      844      857      21        8       8.2%
Mortgage-backed
 securities              11,413   11,724     377       66       7.8%   11,086   11,447     420       59       8.7%
Investment mortgage
 loans and other          3,695    3,851     168       12       9.3%    3,590    3,636      70       24       9.5%
- - ---------------------------------------------------------------------------------------------------------------------
Total                   $38,134  $39,894  $1,904    $ 144       7.6%  $36,510  $37,694  $1,413     $229       8.6%
=====================================================================================================================

                          December 31, 1993                             December 31, 1992
                           Cost   Market                                 Cost   Market
- - --------------------------------------------------------------------------------------------------------------------
Due within 1 year       $ 5,669  $ 5,682                              $ 5,275  $  5,313
Due after 1 year
 through 5 years          4,819    5,085                                4,352     4,487
Due after 5 years
 through 10 years         8,470    9,177                                8,433     8,849
Due after 10 years        4,068    4,375                                3,774     3,962
- - --------------------------------------------------------------------------------------------------------------------
                         23,026   24,319                               21,834    22,611
Mortgage-backed
 securities              11,413   11,724                               11,086    11,447
Investment mortgage loans
  and other               3,695    3,851                                3,590     3,636
- - ---------------------------------------------------------------------------------------------------------------------
Total                   $38,134  $39,894                             $ 36,510  $ 37,694
=====================================================================================================================

*Calculated on securities cost.

Notes: Proceeds from sales of investments held at cost were $2,061 million in 1993 and $2,134 million in 1992. Gross gains realized on those sales were $119 million for 1993 and $141 million for 1992. Gross losses on sales related to these investments were $111 million and $144 million in 1993 and 1992, respectively, and provisions for losses were $16 million for 1992.

Mortgage-backed securities include GNMA, FNMA and FHLMC securities totaling $11,231 million in 1993 and $10,936 million in 1992.

The market value of these investments equals fair value and is based on quoted market prices, where available. If quoted market prices are not available, fair value is based on quoted market prices of comparable instruments.

Other Investments

Investments carried at lower of cost or market were $343 million and $301 million at cost, and $362 million and $319 million at market for 1993 and 1992, respectively. Investments carried at market were $831 million and $818 million for 1993 and 1992, respectively.

Note 6      Loans and Discounts

December 31, (millions)                      1993             1992
- - -------------------------------------------------------------------
Consumer Loans:
 Installment and revolving credit         $ 9,348           $9,608
 Other                                        171              224
Commercial Loans:
 Commercial and industrial                  2,744            2,941
 Mortgage and real estate                     931            1,290
 Loans to banks and other financial
   institutions                             1,075              666
 Loans to governments and official
   institutions                                89               96
Other Loans                                 1,093              836
- - -------------------------------------------------------------------
                                           15,451           15,661
Less: Reserve for credit losses               655              911
- - -------------------------------------------------------------------
  Total                                   $14,796         $ 14,750
===================================================================

Note: IDS Financial Services' mortgage loans of $2,231 million and $1,816 million in 1993 and 1992, respectively, are included in Investment Mortgage Loans and are reflected in Note 5.

      At December 31, 1993 and 1992, the fair value of loans and discounts was $14.5 billion and $14.3 billion, respectively. For variable rate loans that reprice within a year where there has been no significant change in the counterparties' creditworthiness, fair values were based on carrying values. The fair values for all other loans were estimated using discounted cash flows, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Estimates of fair values for loans with significant credit deterioration were based on revised estimates of future cash flows discounted at rates commensurate with the risk inherent in the revised cash flow projections.


Note 7      Preferred Shares

In August 1991, the Company sold 122,448.98 non-transferable $216.75 CAP Preferred shares (CAP Preferred shares) to Berkshire Hathaway Inc. for $300 million. The securities have a maturity of three years, unless extended for an additional year, and pay a fixed dividend of $216.75 per share. The Company also has the option to redeem the CAP Preferred shares prior to maturity. The redemption price will be paid in common shares. If the CAP Preferred shares are not redeemed prior to maturity, the Company would exchange approximately 12 million common shares for such shares at maturity in payment of the redemption price. This amount is subject to adjustment in connection with the spin-off of Lehman discussed in Note 2. The number of common shares to be issued upon an earlier optional redemption would be fewer if the market price of the Company's common shares at that time exceeded the optional redemption price, which was initially $37.53 and will decline ratably to $33.79.

       In January 1990, the Company sold to Nippon Life Insurance Company for $200 million, four million of the Company's $3.875 Convertible Exchangeable Preferred shares (Convertible Preferred shares) having a liquidation preference of $50 per share and paying dividends at an annual rate of 7.75 percent. The shares are convertible at the option of the holder into the Company's common shares at an initial conversion price of $42.50 per share. The Convertible Preferred shares are redeemable in whole at the option of the Company, for the Company's 7.75% Convertible Subordinated Debentures due 2015 at $1,000 principal amount of Debentures for each $1,000 liquidation preference of Convertible Preferred shares. The Company also has the option of redeeming the Convertible Preferred shares for cash at $52.33 and at prices declining to $50 per share on and after January 2000.

      The Board of Directors is authorized to permit the Company to issue up to approximately 16 million additional preferred shares without further shareholder approval.

Note 8      Common Shares

Of the common shares authorized but unissued at December 31, 1993, 128,443,694 shares were reserved for issuance with respect to employee stock plans, employee benefit plans, convertible preferred stock and debentures, CAP Preferred shares, the dividend reinvestment plan and warrants.

      In 1991, the Company's Board of Directors approved an arrangement to satisfy certain obligations of the Company and its subsidiaries over a five-year period by making contributions to various existing employee benefit plans and by making stock-based awards under existing compensation plans by the issuance of common shares. The Company has reserved up to 25 million common shares for such purposes to be issued through 1996.

      The common shares activity for the three years ended December 31, 1993 is as follows:

                              1993           1992          1991
- - --------------------------------------------------------------------
Shares outstanding at
  beginning of year        479,976,358   472,165,838   464,473,929
Employee benefit plans,
  compensation and other     9,851,494     7,810,520     7,691,909
- - --------------------------------------------------------------------
Shares outstanding at
  end of year              489,827,852   479,976,358   472,165,838
====================================================================


Note 9      Employee Stock Plans

Under the 1989 Long-Term Incentive Plan (the 1989 Plan), awards may be granted to officers, key employees and other key individuals who perform services for the Company and its participating subsidiaries. These awards may be in the form of stock options, stock appreciation rights, restricted stock, performance grants and other awards deemed by the Compensation, Benefits and Nominating Committee of the Board of Directors to be consistent with the purposes of the 1989 Plan. The Company also has options outstanding pursuant to a Director's Stock Option Plan. Stock options are granted at a price generally not less than the fair market value of the common shares at the date of grant. In addition, under the 1979 Long-Term Incentive Plan, which expired in April 1989 as to new grants, certain earned and outstanding awards can be paid in the form of debt convertible into the Company's common shares. At December 31, 1993, the face value of these debentures was $6,888,000 and the conversion price was $35.25 per share. No debentures were redeemed or converted in 1993.

      There were 23,528,235; 3,437,116 and 8,478,073 common shares available for grant at December 31, 1993, 1992 and 1991, respectively, under various employee stock plans.

      At December 31, 1993, options outstanding had an average exercise price of $28.73 per share and expiration dates ranging from February 26, 1994 to November 21, 2003.

       The Company also has employee savings and thrift plans under which purchases of the Company's common shares are made by or for participating employees. In November 1993, the Company's Board of Directors authorized the termination of the Company's Stock Ownership Plan (SOP) and the Lehman Brothers Holdings Inc. Board of Directors authorized the termination of the Lehman Brothers Holdings Inc. Stock Ownership Plan (ESOP), subject to approval by the Internal Revenue Service (IRS). Allocations of contributions to the SOP and the ESOP will cease as of the plan year ending December 31, 1993 and, if IRS approval is received, each of the plans will be terminated in 1994. The ESOP loan was paid off during 1993. The unpaid loan balance for the SOP will be repaid from trust assets and any additional amounts due on the loan will be repaid by the Company. The unpaid loan balance is recorded as a liability in the Consolidated Balance Sheet and an equal amount, representing deferred compensation, has been recorded as a reduction of Shareholders' Equity. The SOP deferred compensation amount has been reduced when payments were made on the debt. Total expenses associated with the repayments of the borrowings and the related allocation of shares to the employees' accounts vary due to the number of eligible employees and the number of shares allocated. These expenses were $15.0 million, $20.7 million and $8.6 million for 1993, 1992 and 1991, respectively. After all liabilities and expenses of the plan have been provided for, any remaining funds in the trust fund will be allocated among eligible employees' accounts.

      The details of transactions provided in the following table include the plans described above.

                                  1993               1992               1991
- - -----------------------------------------------------------------------------
Restricted stock awarded     1,584,052          1,321,448            937,364
Options outstanding at
   beginning of year        28,690,159         25,983,322         22,194,722
 Option price         $10.00 to $67.09   $10.00 to $67.09   $ 4.08 to $67.09
Options granted              4,818,473          5,518,000          5,808,022
 Option price         $22.59 to $35.63   $18.83 to $23.06   $18.81 to $27.13
Options exercised            4,526,835            561,889            442,582
 Exercise price       $10.00 to $34.81   $10.30 to $23.88   $ 4.08 to $28.88
Options expired or
    canceled                 3,248,122          2,249,274          1,576,840
Options outstanding at
    end of year             25,733,675         28,690,159         25,983,322
 Option price         $10.30 to $67.09   $10.00 to $67.09   $10.00 to $67.09
Options exercisable
    at end of year          16,774,856         18,136,786         15,133,301
==============================================================================

Certain equitable adjustments may be made with respect to the Company's employee stock plans in connection with the Lehman spin-off discussed in Note 2, which could affect the information presented in the table above.

Note 10     Retirement Plans

Pension Plans

The Company and certain subsidiaries have plans under which the cost of retirement benefits for eligible employees in the United States, measured by length of service, compensation and other factors, is currently being funded through trusts established under these plans. In addition, the Company sponsors certain unfunded, unqualified supplemental plans for which the aggregate accrued liability is not material. Funding of retirement costs for these plans complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended. Most employees outside the United States are covered by local retirement plans, some of which are funded, or receive payments at the time of retirement or termination under applicable labor laws or agreements. Benefits under labor laws are generally not funded. Plan assets consist principally of equities and fixed income securities.

      Net pension cost for 1993, 1992 and 1991 consisted of the following components (millions):

                                   1993            1992            1991
- - --------------------------------------------------------------------------
Service cost                      $  59           $  69           $  55
Interest cost                        65              71              59
Actual return on plan assets       (116)            (45)            (99)
Net amortization and deferral        67               6              53
- - --------------------------------------------------------------------------
Net periodic pension cost         $  75           $ 101            $ 68
==========================================================================

      The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheet for the Company's defined benefit plans, including certain unfunded, nonqualified supplemental plans, at December 31, 1993 and 1992:

                                 1993                        1992
                     ---------------------------   ---------------------------
                     Assets Exceed   Accumulated   Assets Exceed   Accumulated
                       Accumulated      Benefits     Accumulated      Benefits
 (millions)               Benefits Exceed Assets        Benefits Exceed Assets
- - ------------------------------------------------------------------------------
Actuarial present value
of benefit obligations:
 Vested benefit
    obligation              $(438)       $(106)          $(348)        $(155)
- - ------------------------------------------------------------------------------
  Accumulated benefit
    obligation              $(478)       $(125)          $(385)        $(177)
- - ------------------------------------------------------------------------------
Projected benefit
    obligation              $(738)       $(220)          $(640)        $(266)
Plan assets at fair value     708           24             616            87
- - -----------------------------------------------------------------------------
Projected benefit obligation
    in excess of plan assets  (30)        (196)            (24)         (179)
Unrecognized net loss          19           11              11             1
Unrecognized prior service
    cost                        -           21              28             5
Unrecognized net (asset) or
    obligation at transition   11           22             (10)           27
Adjustment required to recog-
    nize minimum liability      -          (11)              -            (6)
- - -----------------------------------------------------------------------------
Pension asset (liability)
  included in the Consolidated
  Balance Sheet               $ -        $(153)          $   5         $(152)
=============================================================================

The range of assumptions used in the majority of the Company's plans at December 31, 1993 and 1992 was:

                                          1993                    1992
- - -----------------------------------------------------------------------------
Weighted average discount rates      7.0% to   8.0%          8.0%  to 9.5%
Rates of increase in compensation
   levels                            4.0% to   7.0%          6.0%  to 7.5%
Expected long-term rate of return
   on assets                         7.0% to  10.0%          9.0%  to 11.5%
=============================================================================

Other Postretirement Benefits

The Company sponsors postretirement benefit plans that provide health care, life insurance and other postretirement benefits to retired U.S. employees. The health care plans include participant contributions, deductibles, co-insurance provisions, limitations on the Company's obligation and service-related eligibility requirements. The Company generally pays these benefits as they are incurred.

      Effective January 1, 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for the Company's U.S. retiree health and other welfare benefit plans. SFAS No. 106 requires the accrual method of accounting for these benefits, rather than the Company's previous policy, which was to record these benefits as they were paid. The cumulative effect on 1992 results of adopting SFAS No. 106 was an after-tax charge of $114 million ($0.23 per share). In 1991, the amount paid was $6.1 million. Postretirement benefits other than pension benefits for non-U.S. employees are immaterial.

      Net periodic postretirement benefit cost consisted of the following components:

(millions)                                1993                    1992
- - -----------------------------------------------------------------------------
Service cost                            $    3                  $    4
Interest cost                               15                      14
- - -----------------------------------------------------------------------------
Net periodic postretirement
   benefit cost                         $   18                  $   18
=============================================================================

       The following table sets forth the amount recognized in the Consolidated Balance Sheet for the Company's defined postretirement benefit plans (other than pension plans) at December 31, 1993 and 1992:

(millions)                                1993                    1992
- - -----------------------------------------------------------------------------
Accumulated postretirement
 benefit obligation:
 Retirees                                $(154)                  $(119)
 Fully eligible active plan
   participants                            (30)                    (33)
 Other active plan participants            (28)                    (29)
- - -----------------------------------------------------------------------------
                                          (212)                   (181)
Unrecognized net loss                       26                       2
- - -----------------------------------------------------------------------------
Postretirement benefit liability included
 in the Consolidated Balance Sheet       $(186)                  $(179)
=============================================================================

      The weighted average discount rate used in determining the accumulated postretirement benefit obligation for 1993 and 1992 was 7.25 percent and 8.50 percent, respectively. The rate of increase in the per capita cost of covered benefits was assumed to be 13 percent for 1994 and 15 percent for 1993; the rate in both years was assumed to decrease one percent per year to seven percent in 2000 and 2001, respectively, and remain at that level thereafter. An increase in the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by $18 million and the aggregate of service and interest cost for 1993 by $1.3 million.

Note 11     Income Taxes

The Company adopted SFAS No. 109, "Accounting for Income Taxes," effective January 1, 1992. The cumulative effect of adopting SFAS No. 109 was an increase to 1992 income from continuing operations of $147 million ($0.30 per share).

       The provision for income taxes consists of the following:

(millions)                             1993          1992           1991
- - -----------------------------------------------------------------------------
Federal                               $ 551         $ 145          $(142)
State and local                          72            62             25
Foreign                                  98           111            132
- - -----------------------------------------------------------------------------
  Total                               $ 721         $ 318           $ 15
=============================================================================

       Accumulated net earnings of certain foreign subsidiaries, which totaled $314 million at December 31, 1993, are intended to be permanently reinvested outside the United States. Accordingly, federal taxes, which would have aggregated $110 million, have not been provided.

       Deferred income tax assets and liabilities result from the recognition of temporary differences. Temporary differences are differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in differences between income for tax purposes and income for financial statement purposes in future years. The current and deferred components of the provision for income taxes consist of the following:

(millions)                             1993          1992           1991
- - -----------------------------------------------------------------------------
Current                              $  677        $  604         $  215
Deferred                                 44          (286)          (200)
- - -----------------------------------------------------------------------------
  Total                              $  721        $  318         $   15
=============================================================================

       At December 31, 1993 and 1992, the Company's net deferred tax assets consisted of the following:

(millions)                                           1993           1992
- - -----------------------------------------------------------------------------
Gross deferred tax assets                          $2,246         $2,359
Less: Valuation allowance                              45             44
- - -----------------------------------------------------------------------------
Deferred tax assets net of valuation allowance      2,201          2,315
Gross deferred tax liabilities                      1,060          1,057
- - -----------------------------------------------------------------------------
Net deferred tax assets                            $1,141         $1,258
=============================================================================

       Gross deferred tax assets for 1993 and 1992 consist primarily of: reserves not yet deducted for tax purposes of $1,418 million and $1,553 million, respectively, and deferred Cardmember fees of $184 million and $178 million, respectively. Gross deferred tax liabilities for 1993 and 1992 consist primarily of: deferred acquisition costs of $632 million and $571 million, respectively, and accelerated depreciation of $145 million and $124 million, respectively.

       The Company's valuation allowance relates to certain deferred tax assets for which realization requires taxable income in the subsidiary which gave rise to the deferred tax asset.

       The aggregate income tax provision in 1993, 1992 and 1991 is different than that computed by using the U.S. statutory rate of 35 percent in 1993 and 34 percent in 1992 and 1991. The principal causes of the difference in each year are shown below:

(millions)                             1993          1992           1991
- - -----------------------------------------------------------------------------
Combined tax at U.S. statutory rate  $  814        $  305         $  211
Changes in taxes resulting from:
 Tax-exempt interest income            (148)         (139)          (149)
 Tax-exempt element of dividend income  (37)          (42)           (39)
 Change in unrecognized deferred
    tax benefits                          -             -            (42)
 Change in valuation allowance            -            44              -
 Reserves and charge-offs related to
   loans to lesser developed countries    -             -            (22)
 FDC public offering                     74            42              -
 Foreign income taxed at rates
   other than U.S. statutory rate       (25)           17             27
 State and local income taxes            25            36             17
 Non-deductible amortization              4            19              8
 Minority interest                        -            17              -
 Impact of rate change on net
   deferred tax assets                  (30)            -              -
All other                                44            19              4
- - ----------------------------------------------------------------------------
Income tax provision                  $ 721         $ 318           $ 15
============================================================================

       Effective January 1, 1993, the U.S. federal income tax rate was increased from 34 percent to 35 percent. The Company's results for 1993 include a one-time benefit of $30 million from the impact of the rate change on the Company's net deferred tax assets.

Note 12     Long-Term Debt and Borrowing Agreements


December 31, (millions)                   1993                    1992
- - -----------------------------------------------------------------------------
Floating Medium-Term Note due
   June 28, 1996                          $945                     $945
6.25% DECS due October 15, 1996            868                        -
Floating Medium-Term Senior Notes
   due 1994-1997                           424                      444
8.625% Notes due July 15, 1994             300                      299
6.125% Notes due June 15, 2000             300                        -
8.50% Notes due August 15, 2001            298                      297
5% Swiss Franc Bonds due October
  14, 1996 to December 16, 1996            246                      247
Other Senior Notes due 1994-2022
  (7.97% and 8.38% weighted average
  interest rates at year-end 1993
  and 1992, respectively)                1,798                    2,991
Other fixed rate notes due 1994-2020
  (6.29% and 6.99% weighted average
  interest rates at year-end 1993 and
  1992, respectively)                    2,524                    2,433
Other floating rate notes due 1994-2011
  at various interest rates                858                      958
- - -----------------------------------------------------------------------------
  Total                                 $8,561                   $8,614
=============================================================================

       Aggregate annual maturities of long-term debt for the five years ending December 31, 1998 are as follows (millions): 1994, $2,372; 1995, $897; 1996, $3,097; 1997, $332; and 1998, $110.

      Approximately $262 million of the long-term financing for the Company's headquarters building is secured by certain mortgages on the interests of the Company in the building.

      The Floating Medium-Term Note due June 28, 1996 is payable to Lehman and relates to the Company's 1991 purchase of The Balcor Company from Lehman.

      As of December 31, 1993, the parent company had standby credit facilities with a number of banks that provide approximately $1.0 billion in committed funds at various maturities through 1994. No borrowings have been made under any of these facilities.

      In addition to the credit facilities discussed above, the Company has various facilities to obtain short-term credit, including borrowing agreements with banks and the issuance of commercial paper. Unused lines of credit in support of commercial paper borrowing arrangements were approximately $4.6 billion at December 31, 1993.

       In October 1993, the Company issued 23,618,500 DECS (Debt
Exchangeable for Common Stock), in the form of 6 1/4 percent Exchangeable Notes due October 15, 1996. The DECS were issued at a principal amount of $36.75 per DECS, resulting in net proceeds of approximately $842 million. At maturity, holders of DECS will receive, in exchange for the principal amount thereof, shares of FDC common stock, or at the Company's option, an equivalent amount of cash in lieu of such shares. The number of such shares or the amount of such cash will be based on the average market price of FDC stock calculated during a period shortly before the maturity of the DECS. If the Company elects to deliver shares of FDC at maturity, the Company's holdings of FDC will be reduced to between zero (if the average market price of FDC shares is at or below $36.75) and approximately 4.3 million shares if the average market price of FDC shares is at or above $44.875. The market value of the Company's holdings in FDC at December 31, 1993 was approximately $962 million. The proceeds from the DECS offering are being used for general corporate purposes.

      The fair value of long-term debt was $8.8 billion at December 31, 1993 and 1992. For variable rate long-term debt that reprices within a year, fair value approximates carrying amounts. For other long-term debt, fair value was estimated using either quoted market prices or discounted cash flow analysis, based on the Company's current borrowing rates for similar types of borrowing arrangements.

Note 13     Financial Instruments With Off-Balance-Sheet Risk

The Company enters into transactions involving off-balance-sheet financial instruments to manage its exposure to credit and market risks, to satisfy the financing needs of its clients and to conduct trading activities. The Company has extensive control procedures regarding the extent of its transactions with counterparties, the manner in which transactions are settled and the ongoing assessment of counterparty creditworthiness.

Interest Rate Products: Interest rate products, including swaps, caps and floors, options and financial futures and forwards, are used by the Company as an integral part of its interest rate risk management. Interest rate products are used, for the most part, to hedge the Company's debt used in funding its charge Card and consumer lending businesses.

Foreign Currency Products: Foreign currency products, primarily forward contracts to purchase and sell currencies at specific rates on preestablished dates and foreign currency options, are used extensively as part of the Company's client-related trading activities and, to a lesser extent, for the Company's own account. Client-related trading positions are generally matched, resulting in minimal market exposure. In addition, foreign currency products are primarily used to hedge net monetary positions in foreign currencies, net investments in foreign entities or identifiable firm foreign currency commitments.

     The following notional amounts, which exceed the related amount of credit risk, provide an objective measure of the Company's involvement in financial instruments with off-balance-sheet risk.

(millions)                                1993                    1992
- - -----------------------------------------------------------------------------
Interest Rate Products               $  15,528               $  16,012
Foreign Currency Products            $  23,131               $  13,477
Options Written                      $   1,020               $     296
=============================================================================

       Maximum credit risk on interest rate and foreign currency products was quantified by the replacement cost of those contracts for which gross unrealized gains exist at the balance sheet date. At December 31, 1993 and 1992, gross unrealized gains for interest rate and foreign currency products were $243 million and $352 million, respectively.

Commitments and Guarantees: The Company is committed to extend credit to certain Cardmembers as part of established contractual agreements. The Company's right to approve all charges, the ability to cancel the right to incur new charges and sophisticated analysis of credit risk limit its exposure. The Company, through its account and Card issuing subsidiaries, establishes credit limits for spending on its consumer lending products, whereas its charge Card products have no preset spending limit. Since many of the commitments extended to Cardmembers are not expected to be drawn upon, unused credit available to Cardmembers does not represent future cash requirements. Collateral is generally not required to support these credit arrangements. The Company does not charge a specific fee to Cardmembers for providing available credit, and therefore, believes that the fair value of unused credit available to Cardmembers is nil.

       The Company primarily issues commercial and other letters of credit to facilitate the short-term trade-related needs of its clients. When necessary, collateral is required in support of the various types of letters of credit and guarantees. This collateral primarily consists of cash, securities, counterguarantees and title to or the right to insurance proceeds on the underlying goods. At December 31, 1993 and 1992, the Company held $577 million and $767 million, respectively, of collateral supporting standby letters of credit and guarantees and $464 million and $633 million, respectively, of collateral supporting commercial and other letters of credit.

       In addition, the Company is contingently liable, principally as general partner, for the obligations of various public and private real estate limited partnerships.

       The following contractual amounts are representative of the amount of the Company's credit risk related to commitments and guarantees.

(millions)                                      1993              1992
- - -----------------------------------------------------------------------------
Unused Credit Available to Cardmembers       $18,919           $20,432
Loan Commitments                             $   526           $   281
Standby Letters of Credit and Guarantees     $ 1,367           $ 1,277
Commercial and Other Letters of Credit       $   933           $   906
==============================================================================

       Management does not anticipate any material adverse effect on the Company's financial position to result from these activities.

Significant Concentrations of Credit Risk: The Company's businesses generate significant investments in both on-and off-balance-sheet financial instruments. The counterparties in these investments, as reflected below, operate in diverse sectors of the global economy. Certain distinctions between categories require management's judgment.

                                                 Total Credit Exposure
                                                -----------------------
(dollars in millions)                           1993               1992
- - -----------------------------------------------------------------------------
Financial institutions (a)                  $ 12,575           $ 11,137
Individuals (b)                               44,186             43,788
Government and agencies (c)                   17,977             19,465
All other                                     23,345             23,582
- - -----------------------------------------------------------------------------
  Total                                     $ 98,083           $ 97,972
- - -----------------------------------------------------------------------------
Composition:
On-balance-sheet                                  78%                75%
Off-balance-sheet                                 22                 25
- - -----------------------------------------------------------------------------
  Total                                          100%               100%
=============================================================================

(a) Financial institutions primarily include banks, broker-dealers, insurance companies and savings and loan associations.
(b) Charge Card products have no preset spending limit; therefore, the quantified credit risk includes only the Card receivables recorded in the Consolidated Balance Sheet.
(c) Government and agencies include the U.S. Government and its agencies, states and municipalities, and quasi-government agencies.

       At December 31, 1993 and 1992, the fair value of interest rate and foreign currency products, options and commitments and guarantees was an unrecognized asset of $76 million and $183 million, respectively. The fair value of interest rate and foreign currency products and options was based on market values, dealer quotes or pricing models. The fair value of commitments and guarantees was estimated using the fees currently charged to enter into similar agreements.

Note 14     Fair Values of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair values of most on- and off-balance-sheet financial instruments for which it is practicable to estimate that value. SFAS No. 107 excludes certain financial instruments, such as trade receivables and payables when the carrying amount approximates the fair value (e.g., Cardmember receivables and customer accounts), life insurance obligations, employee benefit obligations and all non-financial instruments, such as land, buildings and equipment, deferred acquisition costs and goodwill. The Company's off-balance-sheet intangible assets, such as the American Express Company name and the future earnings of core businesses, are also excluded.

      The fair values of financial instruments are estimates based upon market conditions and perceived risks at December 31, 1993 and 1992 and require varying degrees of management judgment. The fair value of the Company, therefore, cannot be estimated by aggregating the amounts presented. The fair values of the financial instruments presented are not necessarily indicative of their future fair values.

       For Cash and Cash Equivalents, Accounts Receivable and Accrued Interest, Investments carried at market and at lower of cost or market, Assets Held in Segregated Accounts, applicable Other Assets, Customers' Deposits and Credit Balances, Travelers Cheques Outstanding, Accounts Payable, Short-Term Debt, and applicable Other Liabilities, the carrying amounts in the Consolidated Balance Sheet approximate the fair values.

       The fair value and methods and assumptions used in estimating the fair value of investments carried at cost, loans and discounts, long-term debt and financial instruments with off-balance-sheet risk are discussed in Notes 5, 6, 12 and 13, respectively. The following methods and assumptions were used to estimate the fair value of the financial instruments not discussed elsewhere in the Notes.

      Annuity Reserves: The fair value of annuities in deferral status was estimated as the accumulated value less applicable surrender charges and loans. For annuities in payout status, fair value was estimated using discounted cash flow analysis, based on current interest rates. The fair value of these reserves, after excluding life insurance-related elements of $1.6 billion in 1993 and $1.5 billion in 1992, was $16.9 billion and $14.9 billion at December 31, 1993 and 1992, respectively.

      Investment Certificate Reserves: For variable rate investment certificates that reprice within a year, fair values are based on carrying amounts. For other investment certificates, fair value was estimated using discounted cash flow analysis, based on interest rates currently being offered. The valuations were reduced by the amount of applicable surrender charges and related loans. The fair value of these reserves was $2.7 billion and $3.2 billion at December 31, 1993 and 1992, respectively.

      Liabilities Related to Segregated Asset Accounts: The fair value of these liabilities, after excluding life insurance-related elements of $0.3 billion in 1993 and $0.2 billion in 1992, was estimated as the accumulated value less applicable surrender charges and was $8.3 billion and $5.8 billion at December 31, 1993 and 1992, respectively.

Note 15     Industry Segments and Geographic Operations

Industry Segments

The Company is principally in the business of providing travel related services, investors diversified financial services and international banking services throughout the world. The following table presents certain information regarding these industry segments at December 31, 1993, 1992 and 1991 and for the years then ended.

      Pretax income (loss) from continuing operations and income (loss) from continuing operations amounts reflect the Company's results before the accounting changes discussed in Note 1. For 1993, FDC is reported under the equity method of accounting and, therefore, is no longer consolidated in the Company's Financial Statements. The Company's equity in the net income of FDC is included in Corporate and Other for 1993. Prior years' segment amounts have not been restated.

                             Travel    IDS       American First                   Adjustments
                             Related   Financial Express  Data         Corporate  and
(millions)                   Services  Services  Bank     Corporation  and Other  Eliminations  Consolidated
- - ------------------------------------------------------------------------------------------------------------
1993
Revenues                      $ 9,835  $ 3,156   $ 1,192           -    $   163      $  (173)     $14,173
Pretax income from continu-
  ing operations before
  general corporate expenses  $ 1,190  $   518   $   117           -          -            -      $ 1,825
General corporate expenses          -        -         -           -        501            -          501
- - ------------------------------------------------------------------------------------------------------------
Pretax income from continuing
  operations                  $ 1,190  $   518   $   117           -    $   501            -      $ 2,326
Income from continuing
  operations                  $   895  $   358   $    81           -    $   271            -      $ 1,605
Assets                        $40,464  $37,351   $13,559           -    $ 6,555      $(3,797)     $94,132
============================================================================================================
1992
Revenues                      $10,205  $ 2,874   $ 1,328    $  1,205    $   232      $  (357)     $15,487
Pretax income (loss) from
 continuing operations before
  general corporate expenses  $   277  $   408   $    14    $    183    $    (1)           -      $   881
General corporate expenses          -        -         -           -         15            -           15
- - ------------------------------------------------------------------------------------------------------------
Pretax income from continuing
  operations                  $   277  $   408   $    14    $    183    $    14            -      $   896
Income (loss) from continuing
  operations                  $   243  $   297   $    26    $     92    $   (80)           -      $   578
Assets                        $38,139  $31,949   $13,658    $  3,916    $ 5,606      $(3,156)     $90,112
============================================================================================================
1991
Revenues                      $10,055  $ 2,554   $ 1,503    $  1,026    $    90      $  (262)     $14,966
Pretax income (loss) from
  continuing operations
  before general corporate
  expenses                    $   415  $   314   $    38    $    191    $   (32)           -      $   926
General corporate expenses          -        -         -           -       (304)           -         (304)
- - -----------------------------------------------------------------------------------------------------------
Pretax income (loss) from
  continuing operations       $   415  $   314   $    38    $    191    $  (336)           -      $   622
Income (loss) from continuing
  operations                  $   396  $   248   $    60    $    118    $  (215)           -      $   607
Assets                        $37,912  $27,660   $14,367    $  3,172    $ 4,577      $(3,147)     $84,541
============================================================================================================

       Revenues include interest earned on the investment of funds attributable to each industry segment. Pretax income (loss) from continuing operations before general corporate expenses is total revenues less operating expenses, including interest, related to each industry segment's revenues.

      Income (loss) from continuing operations includes a provision for income taxes calculated on a separate return basis; however, additional benefits from operating losses, loss carrybacks and tax credits (principally foreign tax credits) recognizable for the Company's consolidated reporting purposes are allocated based upon the tax sharing agreement among members of the American Express Company consolidated U.S. tax group.

      Assets are those that are used or generated exclusively by each industry segment. The adjustments and eliminations required to arrive at the consolidated amounts shown above consist principally of the elimination of intersegment financial revenues and assets.

Geographic Operations

The following table presents certain information regarding the Company's operations in different geographic regions at December 31, 1993, 1992 and 1991 and for the years then ended. Pretax income (loss) from continuing operations amounts reflect the Company's results before the accounting changes discussed in Note 1.

                               United                             All     Adjustments and
(millions)                     States    Europe   Asia/Pacific    Other   Eliminations     Consolidated
- - -----------------------------------------------------------------------------------------------------------
1993
Revenues                     $ 10,490   $ 1,811      $   1,328   $ 1,041      $  (497)      $ 14,173
Pretax income from
 continuing operations before
 general corporate expenses  $  1,262   $   221      $     202   $   140            -       $  1,825
General corporate expenses        501         -              -         -            -            501
- - -----------------------------------------------------------------------------------------------------------
Pretax income from
 continuing operations       $  1,763   $   221      $     202  $    140            -       $  2,326
Assets                         68,399   $ 8,221      $   7,188  $  3,715      $    54       $ 87,577
Corporate assets                                                                               6,555
- - -----------------------------------------------------------------------------------------------------------
Total assets                                                                                $ 94,132
============================================================================================================
1992
Revenues                     $ 11,254   $ 2,114       $  1,268  $  1,110      $  (259)      $ 15,487
Pretax income from
 continuing operations before
 general corporate expenses  $    574   $     5       $    140  $    162            -       $    881
General corporate expenses         15         -              -         -            -             15
- - -----------------------------------------------------------------------------------------------------------
Pretax income from
 continuing operations       $    589   $     5       $    140  $    162            -       $    896
Assets                       $ 64,674   $ 9,000       $  5,943  $  3,393     $  1,496       $ 84,506
Corporate assets                                                                               5,606
- - -----------------------------------------------------------------------------------------------------------
Total assets                                                                                $ 90,112
============================================================================================================
1991
Revenues                     $ 10,883   $ 2,000       $  1,282  $  1,095     $   (294)      $ 14,966
Pretax income (loss) from
 continuing operations before
 general corporate expenses  $    613   $   (10)      $    142  $    181            -       $    926
General corporate expenses       (304)        -              -         -            -           (304)
- - ---------------------------------------------------------------------------------------------------------
Pretax income (loss) from
 continuing operations       $    309   $   (10)      $    142  $    181            -       $    622
Assets                       $ 59,508   $ 9,930       $  6,037  $  3,229     $  1,260       $ 79,964
Corporate assets                                                                               4,577
- - ----------------------------------------------------------------------------------------------------------
Total assets                                                                                $ 84,541
============================================================================================================

       Most services of the Company are provided on an integrated worldwide basis. Because of the integration of U.S. and non-U.S. services, it is not practical to separate precisely the U.S. oriented services from services resulting from operations outside the United States and performed for customers outside the United States; accordingly, the separation set forth in the above table is based upon internal allocations, which necessarily involve certain management judgments.

Note 16     Lease Commitments and Other Contingent Liabilities

The Company leases certain office facilities and operating equipment under noncancelable and cancelable agreements. Total rental expense amounted to $391 million in 1993, $461 million in 1992 and $443 million in 1991. At December 31, 1993, the minimum aggregate rental commitment under all noncancelable leases (net of subleases) was (millions): 1994, $196; 1995, $166; 1996, $133;
1997, $100; 1998, $71; and $349 for years thereafter. Many of these leases provide for additional rentals based on increases in property taxes or the general cost of living index, or for payment of property taxes or other operating expenses by the lessee; in addition, many leases contain renewal clauses.

      The Company is not a party to, nor are any of its properties the subject of, any pending legal proceedings that, in the opinion of management, would have a material adverse effect on the Company's financial position.

      In addition to the off-balance-sheet risks discussed in Note 13, the Company has various other commitments and contingent liabilities not reflected in the Consolidated Balance Sheet. The Company also has certain commitments and contingent liabilities related to Lehman, including guarantees of debt, which are expected to continue following the spin-off discussed in Note 2. The Company does not anticipate any material adverse effect on its financial position resulting from these commitments and contingent liabilities.

Note 17     Transfer of Funds from Subsidiaries

The Securities and Exchange Commission requires the disclosure of certain restrictions on the flow of funds to a parent company from its subsidiaries in the form of loans, advances or dividends.

      Principal restrictions exist under debt agreements and regulatory requirements of certain of the Company's subsidiaries. In addition, American Express Bank is prohibited from making loans, the proceeds of which are to be used for a U.S. domestic purpose. These restrictions have not had any effect on the Company's shareholder dividend policy and management does not anticipate any effect in the future.

      At December 31, 1993, the aggregate amount of net assets of subsidiaries that may be transferred to the parent company was approximately $4.5 billion. Should specific additional needs arise, procedures exist to permit immediate transfer of short-term funds between the Company and its subsidiaries, while complying with the various contractual and regulatory constraints on the internal transfer of funds.

Note 18     Quarterly Financial Data (Unaudited)

Summarized quarterly financial data is as follows
(millions, except per share amounts):

                                            1993                                      1992
                              ------------------------------------------------------------------------------
Quarter Ended                 12/31      9/30      6/30       3/31      12/31      9/30       6/30      3/31
- - -----------------------------------------------------------------------------------------------------------
Revenues                    $ 3,709   $ 3,583   $ 3,524    $ 3,357    $ 3,968   $ 3,936    $ 3,834   $ 3,749
Pretax income (loss) from
 continuing operations
 before accounting changes      392       416       417      1,101        373      (280)       561       242
Income (loss) from continu-
 ing operations before
 accounting changes             291       312       301        701        255      (173)       312       184
Net income (loss)               399       420       416        243         82      (205)       310       274
Income (loss) from continu-
 ing operations before
 accounting changes
 per common share               .57       .61       .60       1.41        .51      (.38)       .63       .37
Net income (loss) per share     .78       .83       .83        .48        .15      (.45)       .63       .56
Cash dividends declared per
  common share                  .25       .25       .25        .25        .25       .25        .25       .25
Common share prices:
 High                        36 1/4    36 5/8    32 3/8       29       25 3/8    24 5/8     24 5/8    24 1/4
 Low                         29 3/4    30 1/2    26 1/2       22 3/8   20        20 1/4     21 1/2    20
- - -----------------------------------------------------------------------------------------------------------

Notes: Amounts have been restated to reflect Lehman as a discontinued operation. 1992 revenues excluding FDC revenues were $3,470; $3,546; $3,633 and $3,647 for the first, second, third and fourth quarters, respectively.

First quarter 1993 results reflected a gain of $433 million ($779 million pretax) on the sale of FDC shares.

Third quarter 1992 results reflected a TRS restructuring charge of $342 million ($492 million pretax).

Second quarter 1992 results reflected a gain of $425 million ($706 million pretax) from the initial public offering of FDC shares and a $300 million ($388 million pretax) addition to reserves at Balcor.

          REPORT OF ERNST & YOUNG INDEPENDENT AUDITORS

The Shareholders and Board of Directors of American Express Company

We have audited the accompanying consolidated balance sheets of American Express Company as of December 31, 1993 and 1992, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the management of American Express Company. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Express Company at December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

      As discussed in Note 1 to the financial statements, in 1992 the Company changed its method of accounting for income taxes and postretirement benefits.

/s/ Ernst & Young
New York, New York
February 3, 1994

    CONSOLIDATED FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

                    American Express Company

(millions, except Common Share
Statistics and Other            1993       1992      1991      1990      1989
Statistics)
- - ------------------------------------------------------------------------------
Operating Results

Revenues                     $14,173   $ 15,487  $ 14,966   $14,587  $ 13,143
Percent increase (decrease)       (8)%        3%        3%       11%       23%
Expenses                      11,847     14,591    14,344    13,009    11,720
Income tax provision             721        318        15       430       324
Income from continuing
 operations before accounting
 changes                       1,605        578       607     1,148     1,099
Percent increase (decrease)      178%        (5)%     (47)%       4%       17%
Net income                     1,478        461       789       181     1,157
Percent increase (decrease)      220%       (42)%     335%      (84)%      11%
Return on average
  shareholders' equity            18%         6%       11%        3%       21%
- - ------------------------------------------------------------------------------
Assets and Liabilities

Cash and cash equivalents    $ 3,312    $ 3,408   $ 3,391   $ 4,277   $ 5,803
Accounts receivable and
 accrued interest, net        16,142     15,293    16,866    16,852    15,495
Investments                   39,308     37,629    32,634    30,532    28,965
Loans and discounts, net      14,796     14,750    15,670    13,948    12,403
Total assets                  94,132     90,112    84,541    77,989    73,316
Customers' deposits and
  credit balances             11,131     11,637    12,693    14,360    17,976
Travelers Cheques outstanding  4,800      4,729     4,375     4,225     3,834
Insurance and annuity
  reserves                    23,406     20,893    17,741    14,789    12,207
Short-term debt               12,489     11,163    12,396    11,555     8,177
Long-term debt                 8,561      8,614     8,734     7,276     7,626
Shareholders' equity           8,734      7,499     7,465     6,635     5,691
- - ------------------------------------------------------------------------------
Common Share Statistics

Income per share from
  continuing operations
  before accounting changes  $  3.17    $  1.12   $  1.21   $  2.54   $  2.56
Net income per share         $  2.92    $   .88   $  1.59   $   .34   $  2.70
Cash dividends declared
  per share                  $  1.00    $  1.00   $   .96   $   .92   $   .86
Book value per share         $ 16.81    $ 14.58   $ 14.43   $ 13.21   $ 12.90
Market price per share:
 High                        $36 5/8    $25 3/8   $30 3/8   $35 1/4   $39 3/8
 Low                         $22 3/8    $20       $18       $17 1/2   $26 3/8
 Close                       $30 7/8    $24 7/8   $20 1/2   $20 5/8   $34 7/8
Average shares outstanding
  for income per share           500        477       470       439       421
Shares outstanding at
  year end                       490        480       472       464       418
Number of shareholders
  of record                   58,179     54,526    54,960    54,368    55,294
- - ------------------------------------------------------------------------------

Other Statistics

Number of employees at year end
   United States              40,342     38,266    37,018    36,605    32,920
   Outside United States      24,151     24,388    24,090    23,687    22,746
- - ------------------------------------------------------------------------------
 Total                        64,493     62,654    61,108    60,292    55,666
==============================================================================
Number of offices at year end
   American Express offices
      worldwide                1,142      1,243     1,222     1,032     1,091
   Representative offices      1,135      1,059     1,017       882       847
- - ------------------------------------------------------------------------------
 Total                         2,277      2,302     2,239     1,914     1,938
==============================================================================

Note: Prior year amounts have been restated to present Lehman Brothers as a discontinued operation. In addition, the number of employees and offices have been restated to exclude First Data Corporation, which is accounted for as an equity investment as of January 1, 1993. Excluding FDC from 1992, 1991, 1990 and 1989, revenues were $14.3 billion, $14.0 billion, $13.7 billion and $12.5 billion, respectively, and expenses were $13.5 billion, $13.4 billion, $12.2 billion and $11.1 billion, respectively.