Form 10-K, Exhibit 13
AMERICAN EXPRESS CO
filed 1995-03-31
CIK 4962

                                                     Exhibit 13
FINANCIAL REVIEW

CONSOLIDATED RESULTS OF OPERATIONS

American Express Company's (the Company) consolidated income from continuing operations increased 18 percent to $1.4 billion in 1994, compared with $1.2 billion in 1993 before a $433 million gain on the sale of First Data Corporation (FDC) stock, and compared with $578 million in 1992. Consolidated net income totaled $1.4 billion in 1994, compared with $1.5 billion in 1993 and $461 million in 1992. Income from continuing operations per common share was $2.68 in 1994, compared with $2.30 in 1993 before the FDC gain, and $1.12 in 1992. Net income per common share was $2.75 in 1994, compared with $2.92 in 1993 and $0.88 in 1992.

    On May 31, 1994, the Company completed the spin-off of its subsidiary, Lehman Brothers Holdings Inc. Accordingly, the results of Lehman Brothers (Lehman) are reported as a discontinued operation in the Consolidated Financial Statements through the spin-off date.

    Results for 1993 included a $433 million ($779 million pretax) gain on the secondary public offering of FDC shares. Results for 1992 included a restructuring charge of $342 million ($492 million pretax) at Travel Related Services (TRS), additional reserves at Balcor of $300 million ($388 million pretax) and a $425 million ($706 million pretax) gain from the FDC public offering. Results for 1992 also reflected the impact of the Company's adoption of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," and SFAS No. 106, "Accounting for Postretirement Benefits Other Than Pensions," which together increased 1992 net income by $32 million. See Notes 9 and 10 to the Consolidated Financial Statements.

    Consolidated net revenues were $14.3 billion in 1994, compared with $13.3 billion in 1993 and $14.3 billion in 1992. Consolidated expenses were $12.4 billion in 1994, compared with $10.9 billion and $13.4 billion in 1993 and 1992, respectively. Effective January 1, 1993, FDC is accounted for under the equity method; 1992 amounts have not been restated. Excluding FDC, consolidated net revenues for 1992 were $13.1 billion and consolidated expenses were $12.4 billion.

    In October 1994, the Company announced a series of decisions that represent a continuation of a reengineering program launched in 1992 to provide better customer value at significantly lower costs. These decisions will result in significant staff reductions throughout the Company over the next several years. Costs related to these initiatives are not expected to have a material impact on current or future earnings. Future savings generated by these actions will be reinvested in the business and help facilitate the achievement of the Company's business objectives.

CONSOLIDATED FINANCIAL CONDITION

Over the past several years, the Company has been focused on building shareholder value by strengthening its overall financial position and allocating resources to growing its core businesses. The spin-off of Lehman through a dividend to shareholders in May 1994 was a major step towards achieving this goal. The Company believes capital allocation to businesses with a return on risk-adjusted equity in excess of its cost of equity and sustained earnings growth in its core businesses will build shareholder value. Investments are made in programs that are expected to offer superior value to our customers, achieve best-in-class economics and enhance the American Express brand.

    The Company's dividend philosophy is to retain enough earnings to sustain growth in the 12 percent to 15 percent range. Therefore, the Company has targeted a payout ratio of 25 percent to 30 percent of earnings. To the extent retained earnings exceed investment opportunities, the Company will return excess capital to shareholders in the form of share repurchases. During 1994, the Company has moved from the point several years ago when it needed to strengthen its capital position to where the Company has the capital to support its credit ratings, fund growth opportunities in its core businesses and return capital to shareholders through a share buyback program approved by the Board.

Lehman Brothers Spin-Off
On April 29, 1994, the Company's Board of Directors declared a dividend to the Company's common shareholders of all of the Lehman Brothers Holdings Inc. common stock held by the Company on the dividend distribution date. On May 31, 1994, the Company's investment in Lehman was $2.4 billion. The dividend was distributed on May 31, 1994 to shareholders of record on May 20, 1994 and represented approximately 98.2 million shares of Lehman common stock. Shareholders of the Company received one share of Lehman common stock for each five common shares of the Company that they held on the record date. Prior to the distribution, the Company added approximately $1.1 billion of additional equity capital to Lehman. As a result of the spin-off, Lehman's results are reported as a discontinued operation in the Consolidated Financial Statements through the spin-off date and for all prior years. The assets and liabilities of Lehman are reported in the Consolidated Balance Sheet as net assets of discontinued operations and included in Other Assets for all prior years. See
Note 2 to the Consolidated Financial Statements.

Share Repurchase Program
In September 1994, the Company's Board of Directors authorized the Company to repurchase up to 20 million shares of its common stock, subject to market conditions. The plan aims to reduce the number of outstanding common shares and common share equivalents to less than 500 million shares and to target the number of shares at that level. In November 1994, in connection with the share repurchase program, the Company sold four million put options with maturities ranging from approximately one to twelve months and a weighted average strike price of $30.81 per share. Upon issuing these put options, the Company received a weighted average premium of $1.83 per share, or $7.3 million, resulting in an effective repurchase price of $28.98 per share. As of December 31, 1994, the Company had repurchased and cancelled 14,601,055 shares under this program at an average price of $30.37 per share. See Note 7 to the Consolidated Financial Statements.

Risk Management
The Company manages substantial daily cash flows, investment portfolios, receivables and loans and related financing requirements, as well as the related market, credit and operational risks. Management controls the risk profile of the Company through ongoing assessments of risk exposures and by retaining, hedging or transferring risk to third parties. In addition to management of the Company's aggregate risk exposures, management establishes and oversees implementation of Board-approved policies covering the Company's funding, investments and use of derivative financial instruments. The Company's objective is to manage risk in order to minimize earnings volatility and to assure that the Company's returns are appropriate for the level of risk assumed. See the Financial Review of each business segment for a discussion of their respective Risk Management activities. See Note 11 to the Consolidated Financial Statements for a discussion of the Company's use of derivatives.

Financing Activities
The Company monitors liquidity and has implemented procedures to effect the immediate transfer of short-term funds within the Company if necessary to meet liquidity needs. These internal transfer mechanisms are subject to and comply with various contractual and regulatory constraints.

    The parent company generally meets its short-term funding needs through the issuance of commercial paper. The Board of Directors has authorized a parent company commercial paper program that is supported by standby credit facilities with a number of banks. These facilities provide approximately $1.2 billion in committed funds at maturities through 1997. No borrowings have been made under any of these credit facilities. Average commercial paper outstanding was $100 million during 1994 and $193 million during 1993. Commercial paper outstanding was $100 million at December 31, 1994 and 1993.

    Total parent company long-term debt outstanding was $2.8 billion at December 31, 1994 and $3.2 billion at December 31, 1993. At December 31, 1994, the parent company had $1.1 billion of debt or equity securities available for issuance under a shelf registration filed with the Securities and Exchange Commission. See the Financial Review of each business segment for a discussion of 1994 financing activities of subsidiaries.

Accounting Developments
The Financial Accounting Standards Board's SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures," are effective January 1, 1995. The new rules are not expected to have a material impact on the Company's results of operations or financial condition.


TRAVEL RELATED SERVICES

Results of Operations
TRS' net income increased 13 percent to $998 million in 1994, compared with $884 million in 1993 and $234 million in 1992 including a restructuring charge of $342 million ($492 million pretax) and before the accounting change (net income of $155 million after the accounting change). Pretax income totaled $1.4 billion in 1994, compared with $1.2 billion in 1993 and $264 million in 1992. TRS' prior years' results have been restated to reflect the transfer of certain international consumer financial services businesses to American Express Bank (the Bank) in 1994.

    Worldwide Card billed business increased to $141 billion in 1994, compared with $124 billion in 1993 and $118 billion in 1992. The increases resulted from higher average spending per Cardmember, growth in Corporate Card billed business and an increase in the average number of Cards outstanding. U.S. Card billed business was $101.2 billion in 1994, $89.8 billion in 1993 and $82.0 billion in 1992. Card billed business outside the U.S. was $39.7 billion in 1994, compared with $34.3 billion and $35.6 billion in 1993 and 1992, respectively.

    Worldwide Cards in force increased to 36.3 million in 1994, compared with
35.4 million in 1993 and 34.7 million in 1992. The 1994 increase reflected, in part, the introduction of the Optima True Grace Card. Total Cards in force for 1993 included the addition of approximately 900,000 Cards issued to U.S. government employees late in the year. U.S. Cards in force were 25.3 million in 1994, 24.7 million in 1993 and 24.3 million in 1992. Cards in force outside the U.S. were 11.0 million, compared with 10.7 million and 10.4 million in 1993 and 1992, respectively. Basic Cards in force totaled 26.7 million, compared with 26.0 million in 1993 and 25.5 million in 1992. TRS continues to focus on retaining the most profitable Cardmembers. The number of service establishments increased 9.6 percent to 3.9 million at December 31, 1994, compared with 3.6 million and 3.4 million at December 31, 1993 and 1992, respectively.

    Travelers Cheque sales increased 5.1 percent to $24.9 billion in 1994, compared with $23.6 billion and $24.0 billion in 1993 and 1992, respectively. Travel sales increased to $10.7 billion in 1994, compared with $8.0 billion in 1993 and $7.0 billion in 1992. The increases were due, in part, to acquisitions.

    Net revenues (total revenues net of lending interest expense) increased
8.8 percent to $10.3 billion in 1994, compared with $9.4 billion and $9.6 billion in 1993 and 1992, respectively. The 1994 increase in net revenues reflected an increase in worldwide billed business and growth in travel sales. The 1993 decline reflected discount rate reductions, a decrease in net Card fee revenue, lower insurance premium revenue and lower net finance charge revenue. These declines were largely offset by an increase in Card billed business, reflecting higher spending per Cardmember and an increase in the number of service establishments accepting the Card, as well as growth in the travel business.

    Discount revenue increased 10 percent to $4.0 billion, compared with $3.6 billion in 1993 and $3.7 billion in 1992. The increase in 1994 primarily resulted from an increase in Card billed business, marginally offset by a lower average discount rate. The 1993 decline in discount revenue reflected a lower average discount rate, substantially offset by increased Cardmember spending. Net Card fees were $1.7 billion in both 1994 and 1993 and $1.8 billion in 1992. Lending finance charge revenue was $1.3 billion, compared with $1.2 billion in 1993 and $1.3 billion in 1992. Lending net finance charge revenue totaled $948 million, compared with $928 million in 1993 and $994 million in 1992. The decline in 1993 reflected lower average balances, partly offset by higher net interest spreads. Interest and dividend revenue totaled $776 million, compared with $724 million and $720 million in 1993 and 1992, respectively. Other revenues increased 16 percent to $2.8 billion in 1994, compared with $2.4 billion in 1993 and $2.5 billion in 1992. The increase in 1994 primarily reflected the increase in travel business. Recent changes in the level of commissions paid by airlines to travel agents have underscored the need to continue reengineering the travel business. Management believes its reengineering plans will ensure that these changes will not have a significant impact on TRS.

    Total expenses, excluding lending interest expense, were $8.9 billion in 1994, compared with $8.3 billion in 1993 and $9.4 billion in 1992. The increase in 1994 reflected business travel acquisitions and growth, and investments in certain business initiatives. The 1993 decline reflected the benefit of ongoing reengineering initiatives, which offset costs associated with overall growth in business volumes and franchise building investments. Expenses for 1992 included the restructuring charge discussed above.

    The provision for losses and claims was $1.5 billion in both 1994 and 1993 and $2.2 billion in 1992. The 1994 provision reflected continuing improved credit experience. The decline in 1993 reflected actions taken in 1992 to restructure the portfolio, as well as ongoing improvements in credit management. The worldwide charge Card provision was $633 million, compared with $702 million in 1993 and $956 million in 1992. The declines reflected continued improvement in Card credit experience and a higher level of securitized receivables, partly offset by an increase in billed business. The worldwide lending provision was $378 million in 1994, $417 million in 1993 and $765 million in 1992. The declines reflected continued improvement in the credit quality of the worldwide lending portfolio. Interest expense, excluding lending interest expense which is included in net revenues above, totaled $831 million, compared with $799 million in 1993 and $899 million in 1992. The 1994 increase reflected increased funding requirements, partly offset by lower borrowing rates. The decline in 1993 reflected lower borrowing rates. Worldwide charge Card interest expense totaled $681 million, compared with $662 million and $788 million in 1993 and 1992, respectively. Human resources expense increased to $2.6 billion, compared with $2.2 billion in both 1993 and 1992. The 1994 increase primarily reflected growth in the business travel and Corporate Card products and the impact of travel acquisitions. Marketing and promotion expense totaled $1.04 billion in 1994, compared with $1.07 billion in 1993 and $1.08 billion in 1992. Other operating expenses increased to $2.6 billion from $2.4 billion in 1993 and 1992, before the restructuring charge discussed above. The 1994 increase was due to business acquisitions, investments to increase technology capacity and investments in software to support new products.

    TRS' asset securitization program, which began in the third quarter of 1992, resulted in net discount expense of $326 million in 1994, $219 million in 1993 and $100 million in 1992 and fee revenue of $79 million in 1994, $54 million in 1993 and $35 million in 1992, reduced the provision for credit losses by $127 million in 1994, $89 million in 1993 and $41 million in 1992, and reduced interest expense, with no material impact on net income for the years ended December 31, 1994, 1993 or 1992. Increases in individual categories reflect a higher volume of securitized receivables.

Risk Management
TRS employs a variety of interest rate and foreign exchange hedging strategies to protect its balance sheet and statement of income from market risk. TRS' hedging policies are established, maintained and monitored by a central treasury function. TRS generally hedges its exposure along product lines.

    For its Card product, TRS funds its Cardmember receivables using both on- and off-balance-sheet sources such as long-term debt, medium-term notes, commercial paper and other debt, as well as an off-balance-sheet asset securitization program. Such funding is provided by American Express Credit Corporation (Credco) and for the asset securitization program by American Express Receivables Financing Corporation (RFC). Interest rate exposure arising from this funding is managed through the issuance of long-term debt, short-term debt and interest rate swaps to achieve a targeted 30 percent to 40 percent fixed and 60 percent to 70 percent floating mix. From time to time, TRS may review and change this ratio. Foreign exchange risk arising from cross-currency charges and balance sheet exposures are managed primarily by entering into agreements to buy and sell currencies on a spot or forward basis.

    For its lending products, TRS funds its consumer loans using a mixture of short- and long-term debt, primarily through American Express Centurion Bank (Centurion Bank). TRS' lending products are linked to a floating rate base and reprice at fixed intervals. TRS enters into interest rate swaps for predominantly all of its consumer loans to lock in its funding cost for the period between each repricing, thereby locking in the interest rate spread. Foreign exchange risk arising from cross-currency charges and balance sheet exposures are managed primarily by entering into agreements to buy and sell currencies on a spot or forward basis.

    For its Travelers Cheque, travel and other businesses, which are predominantly self-funding, foreign exchange risk is hedged using a combination of spot foreign exchange transactions and forward foreign exchange contracts and options.

Financial Condition
In 1994, TRS sold additional Cardmember receivables to RFC, which transferred such receivables to a trust. The trust issued $900 million of trust certificates in a public offering, in three series of $300 million due 1998, 2001 and 2004, respectively. Trust certificates outstanding totaled $2.5 billion at December 31, 1994, compared with $1.6 billion and $1.0 billion at December 31, 1993 and 1992, respectively.

    Total debt outstanding at December 31, 1994 and 1993 was $18.5 billion and $16.8 billion, respectively, of which $16.0 billion and $14.1 billion, respectively, was due within one year. Through Credco and Centurion Bank, TRS issued in 1994 approximately $429 million of medium- and long-term debt at various rates and maturities. The proceeds of these issuances were used to fund Card and lending accounts receivable. At December 31, 1994, Credco had approximately $810 million of medium- and long-term debt available for issuance under shelf registrations filed with the Securities and Exchange Commission.

    TRS, primarily through Credco, maintained commercial paper outstanding of approximately $10.2 billion at an average interest rate of 5.8 percent and approximately $8.8 billion at an average interest rate of 3.2 percent at December 31, 1994 and 1993, respectively. Unused lines of credit of approximately $4.9 billion were available at December 31, 1994 to support a portion of TRS' commercial paper borrowings. Borrowings under bank lines of credit totaled $1.4 billion at December 31, 1994 and $1.1 billion at December 31, 1993.

    Total assets were $42.5 billion and $38.8 billion at December 31, 1994 and 1993, respectively. TRS' prior year's assets have been restated to reflect the transfer of certain international consumer financial services businesses to the Bank. The increase in total assets reflected higher accounts receivable, consumer lending balances and investments related to the Travelers Cheques and insurance businesses. Accounts receivable and accrued interest totaled $16.8 billion at December 31, 1994 and $15.7 billion at December 31, 1993. Loans and discounts were $9.2 billion and $8.2 billion at December 31, 1994 and 1993, respectively. In 1994, TRS issued the first of a series of stand-alone revolving credit products which are expected to increase significantly the size of its lending portfolio over time. TRS believes that it has sufficient capital to support the growth of this business. Average Travelers Cheques outstanding increased to $5.3 billion at December 31, 1994 from $5.0 billion at December 31, 1993. Travelers Cheques outstanding were $5.3 billion and $4.8 billion at December 31, 1994 and 1993, respectively.


AMERICAN EXPRESS FINANCIAL ADVISORS

Results of Operations
American Express Financial Advisors', formerly IDS Financial Services, net income increased 20 percent to $428 million in 1994, compared with $358 million in 1993 and $297 million before the accounting change in 1992 (net income of $277 million after the accounting change). Revenues increased 3.6 percent to $3.3 billion in 1994, compared with $3.2 billion and $2.9 billion in 1993 and 1992, respectively. Revenue and earnings growth in 1994 benefited from an increase in management fees, as well as an increase in life insurance in force. For the full year, investment margins were relatively even with 1993, although margins during the fourth quarter of 1994 were below prior year levels. It is expected that this trend will continue through the first half of 1995. As a result, earnings are expected to grow at a somewhat slower pace than historical rates. Revenue and earnings growth in 1993 benefited from higher asset levels and wider investment margins compared with 1992. Pretax income totaled $631 million in 1994, compared with $518 million in 1993 and $408 million in 1992.

    American Express Financial Advisors' financial advisory field force totaled 8,054 at December 31, 1994, compared with 7,655 and 7,313 at December 31, 1993 and 1992, respectively. Total product sales increased during 1994 and 1993. Product sales generated from financial plans were 62 percent of total sales in 1994, compared with 58 percent and 50 percent in 1993 and 1992, respectively. Fees from financial plans were $40 million in 1994, compared with $37 million in 1993 and $34 million in 1992. Mutual fund sales increased 4.2 percent to $8.9 billion in 1994, compared with $8.6 billion and $7.0 billion in 1993 and 1992, respectively. The 1994 increase reflected higher sales of equity funds and money market funds. The increase in 1993 reflected increased sales of both equity and income funds. Annuity sales increased 6.2 percent to $4.4 billion in 1994, compared with $4.1 billion in 1993 and $3.6 billion in 1992. The increases reflected increased sales of annuities with variable investment options. Sales of investment certificates increased 86 percent to $1.1 billion in 1994, compared with a 13 percent decline in 1993. The 1994 increase resulted from higher interest rates. The decline in 1993 reflected an overall decline in short-term rates compared with 1992. Life and other insurance sales increased 5.0 percent in 1994, compared with an increase of 34 percent in 1993. Both years reflected increased sales of variable universal life insurance.

    Investment income totaled $2.0 billion in both 1994 and 1993 and $1.9 billion in 1992. The increase in 1993 primarily reflected higher invested assets, partly offset by lower yields. Commissions and fees increased 11 percent to $806 million, compared with $727 million in 1993 and $598 million in 1992. The increases reflected management fees earned on a higher asset base and, in 1993, higher distribution fees earned on higher mutual fund sales.

    Total expenses were $2.6 billion in both 1994 and 1993 and $2.5 billion in 1992. The provision for annuity benefits, the largest component of expenses, totaled $1.0 billion, compared with $1.1 billion in 1993 and $1.0 billion in 1992. The decline in 1994 reflected lower accrual rates, partly offset by higher annuities in force. The 1993 increase reflected higher annuities in force, partially offset by lower accrual rates. The provision for insurance benefits totaled $370 million, compared with $321 million and $308 million in 1993 and 1992, respectively. The increases reflected increased life insurance in force. The provision for investment certificates declined to $107 million, compared with $124 million in 1993 and $178 million in 1992. The declines reflected lower investment certificates in force, and lower accrual rates in 1993 and the first half of 1994. Human resources expense increased 8.8 percent to $823 million in 1994, compared with $757 million in 1993 and $635 million in 1992. The increases reflected an increase in the number of employees and financial advisors, and increased commissionable sales. Other operating expenses declined to $311 million in 1994, compared with $366 million and $309 million in 1993 and 1992, respectively. The 1994 decline primarily reflected a lower provision for insurance industry guarantee association assessments.

Risk Management
American Express Financial Advisors' owned investment securities are, for the most part, held by its life insurance and investment certificate subsidiaries. These subsidiaries primarily invest in long-term and intermediate-term fixed income securities for the purpose of providing their fixed annuity and investment certificate clients with a competitive rate of return on their investments while minimizing risk, as well as to provide American Express Financial Advisors with a dependable and consistent margin between the interest rate earned on investments and the interest rate credited to clients' accounts. American Express Financial Advisors does not invest in securities to generate trading profits for its own account.

    The life insurance and investment certificate subsidiaries have investment committees that hold regularly scheduled meetings and, when necessary, special meetings. At these meetings, the committees review models projecting different interest rate scenarios and their impact on the profitability of each subsidiary. The objective of the committees is to structure their investment security portfolios based upon the type and behavior of products in their liability portfolios so as to achieve targeted levels of profitability.

    Rates credited to customers' accounts are generally reset at shorter intervals than the maturity of underlying investments. Therefore, American Express Financial Advisors' margins may be negatively impacted by increases in the general level of interest rates. Part of the committees' strategy includes the purchase of some types of derivatives, such as interest rate caps and corridors, for hedging purposes. These derivatives protect margins by increasing investment returns if there is a sudden and severe rise in interest rates, thereby mitigating the impact of an increase in rates credited to clients' accounts.

Financial Condition
Total owned assets increased 7.5 percent to $40.2 billion at December 31, 1994 from $37.4 billion at December 31, 1993. Investments totaled $25.2 billion and $24.6 billion at December 31, 1994 and 1993, respectively. American Express Financial Advisors' investments are comprised primarily of mortgage-backed securities, and corporate bonds and obligations, including below investment grade debt securities of $2.1 billion in 1994 and 1993. Investments are principally funded by sales of insurance and annuities, and by reinvested income. Maturities of these investments are matched, for the most part, with the expected future payments of insurance and annuity obligations. Assets held in segregated asset accounts increased to $10.9 billion at December 31, 1994 from $9.0 billion at December 31, 1993. These assets, primarily investments carried at market value, are held for the exclusive benefit of variable annuity and variable life insurance contract holders. American Express Financial Advisors earns investment management and administration fees from the related funds.

    Assets under management increased 4.9 percent to $65.3 billion at December 31, 1994 from $62.3 billion at December 31, 1993, reflecting strong net sales, partly offset by market depreciation.

    In 1994, American Express Financial Corporation, formerly IDS Financial Corporation, issued and sold $70 million of 6.5% Medium-Term Notes due 2004 and $50 million of 6.625% Medium-Term Notes due 2006. The Notes were sold in private placements to institutional investors. The proceeds from these issuances were used for general corporate purposes.

    Deferred annuities in force totaled $28.2 billion and $25.8 billion at December 31, 1994 and 1993, respectively. Investment certificate reserves were $2.9 billion at December 31, 1994 and $2.8 billion at December 31, 1993. Life insurance in force increased 14 percent to $52.7 billion at December 31, 1994 from $46.1 billion at December 31, 1993.


AMERICAN EXPRESS BANK

Results of Operations
The Bank's net income totaled $80 million in 1994, compared with $92 million in 1993 and $35 million before the accounting change in 1992 (net income of $28 million after the accounting change). Results for 1994 reflected lower net revenues and higher operating expenses, in part due to spending related to systems technology. The decline in 1994 results was partially offset by a reduction in the provision for credit losses. Effective January 1, 1993, the U.S. federal income tax rate was increased from 34 percent to 35 percent. The Bank's results for 1993 included a $5 million benefit from the impact of the tax rate change on its net deferred tax assets as of January 1, 1993. The earnings increase in 1993 as compared with 1992 reflected a lower level of credit-related reserves, growth in fee income and benefits from continued lower short-term funding costs. The Bank's pretax income was $119 million in 1994, compared with $134 million in 1993 and $27 million in 1992. The Bank's prior years' results have been restated to reflect the transfer of certain international consumer financial services businesses from TRS to the Bank in 1994.

    Net interest income totaled $348 million in 1994, compared with $365 million in 1993 and $370 million in 1992. The declines in net interest income reflected higher short-term funding costs in 1994 and lower investment income. The net yield on interest-earning assets (net interest income on a tax equivalent basis as a percentage of total average interest-earning assets) was
2.85 percent in 1994, compared with 2.92 percent and 2.72 percent in 1993 and 1992, respectively. Noninterest income, consisting primarily of commissions, fees and other revenues, totaled $304 million in 1994, compared with $312 million in 1993 and $287 million in 1992. The 1994 decline reflected a lower level of revenues from the Bank's trading portfolio. The increase in 1993 primarily reflected growth in private banking and correspondent banking fee income and improved foreign exchange results.

    Noninterest expenses, excluding the provision for credit losses, totaled $525 million in 1994, compared with $499 million in 1993 and $509 million in 1992. The 1994 increase in noninterest expenses primarily reflected spending related to systems technology and higher human resources expense. Noninterest expenses in 1992 included the recognition of restructuring charges associated with the Bank's headquarters operation and certain other overseas businesses. Excluding these restructuring charges, noninterest expenses increased in 1993 compared with 1992 reflecting additional expenses to support the Bank's ongoing investment in the Asian/Pacific markets.

    The provision for credit losses was $8.3 million in 1994, compared with $44 million in 1993 and $121 million in 1992. The 1994 decline reflected a lower level of nonperforming loans and overall lower loan balances. The 1992 provision reflected the recognition of a reserve on the Bank's U.K. commercial real estate loan portfolio, additional reserves on other identified credit-related exposures and an overall increase in credit loss reserve coverage.

    In 1994, the Bank recognized an income tax provision of $39 million, compared with $42 million in 1993 and an income tax benefit of $8.2 million in 1992. A smaller proportion of the Bank's overall income was derived from tax-exempt interest in 1994 and 1993 in comparison with 1992.

Risk Management
The Bank employs a variety of on-balance-sheet and derivative financial instruments in managing its exposure to fluctuations in interest and currency rates. The derivative instruments consist principally of foreign exchange spot and forward contracts, interest rate swaps, currency options and forward rate agreements. Generally, these derivative instruments are used to manage specific on-balance-sheet interest rate and foreign exchange exposures related to deposits, long-term debt, loans and securities holdings.

    The Bank utilizes foreign exchange and interest rate products to meet the needs of its customers. In the common scenario, a Bank customer desires to enter into a foreign exchange or other derivatives contract and contacts the Bank. If the pricing is acceptable to both the Bank and the customer, the Bank enters into two transactions: the contract desired by the customer and an offsetting contract with a third party dealer; therefore, the Bank has no market risk. Customer positions are not always offset. They are evaluated in terms of the Bank's overall interest rate or foreign exchange exposure. If they naturally offset an exposure, an offsetting contract with a dealer will not be executed. Furthermore, to a limited extent, the Bank will take short-term proprietary positions.

    Asset/liability management is supervised by the Bank's Asset and Liability Committee (ALCO) which is comprised of senior business managers. ALCO meets at least monthly and monitors (a) interest rate sensitivity and liquidity gaps, (b) foreign exchange trading and translation exposures, and (c) investment securities portfolios. ALCO evaluates current market conditions and determines the Bank's strategy within monetary and maturity risk limits approved by the Bank's Board of Directors. The Bank's treasurer issues policies and control procedures and delegates risk limits throughout the Bank's country treasury operations.

    The Bank's overall credit policies are approved by the Finance and Credit Policy Committee of the Bank's Board of Directors. Credit lines are approved using a tiered approval authorities ladder with levels of authority delegated to each country, geographic area, the Bank's Credit Approval Committee, and Board of Directors. Approval authorities are based on characteristics such as type of borrower, nature of transaction, nature of collateral, and overall risk rating. The Loan Quality Control department reviews all significant exposures periodically. The Bank controls the credit risk arising from derivative transactions through the same credit procedures as it uses for traditional lending products. Risk amount factors for all foreign exchange and derivative transactions are reviewed by the Bank on a regular basis.

Financial Condition
The Bank's assets totaled $13.3 billion at December 31, 1994 and $14.1 billion at December 31, 1993. The Bank's prior year's assets have been restated to reflect the transfer of certain international consumer financial services businesses from TRS.

    Total loans were $5.0 billion at December 31, 1994, compared with $5.6 billion at December 31, 1993. The reserve for credit losses was $109 million at December 31, 1994, compared with $126 million at December 31, 1993. The Bank's credit loss reserve coverage was 2.2 percent of total loans at both December 31, 1994 and 1993. Total loan write-offs, net of recoveries, were $25 million in 1994 and $50 million in 1993. Nonperforming loans totaled $20 million at December 31, 1994 and $43 million at December 31, 1993, while other nonperforming assets (in-substance foreclosures, other real estate owned and assets acquired in loan settlements) totaled $56 million at December 31, 1994 and $89 million at December 31, 1993. The decline in nonperforming loans and other nonperforming assets primarily reflected the sale of foreclosed properties, write-offs and repayments.

    The Bank's risk-based capital ratios were 7.5 percent for Tier 1 Capital and 14.7 percent for Total Capital at December 31, 1994, compared with 6.3 percent and 10.2 percent, respectively, at December 31, 1993. The Bank's leverage ratio was 4.8 percent and 4.4 percent at December 31, 1994 and 1993, respectively. The increase in the Total Capital ratio was primarily due to the issuance and sale outside the United States of $250 million of Floating Rate Subordinated Notes due 2004. The proceeds of this issuance were used for general corporate purposes. The Tier 1 and leverage ratios increased primarily due to reductions in total assets.


CORPORATE AND OTHER

Corporate and Other reported net expenses of $126 million in 1994, compared with net income of $271 million in 1993 and net income of $12 million before accounting changes in 1992 (net income of $151 million after accounting changes). For purposes of this discussion, Other includes the Company's share of FDC's net income.

    Before consideration of the gains on the sales of FDC common stock and the Balcor reserves which are discussed below, Corporate and Other reported net expenses of $162 million in 1993 and $113 million in 1992.

    Results for 1994 included income from the Company's share of the Travelers Inc. (Travelers) revenue participation, in accordance with an agreement related to the 1993 sale of certain Lehman Brothers Inc. retail and asset management businesses, as well as a capital gain on the sale of Travelers preferred stock and warrants which were acquired as part of the 1993 sale. These gains were offset by the Company's costs associated with the Lehman spin-off and certain business building initiatives.

    As a result of its public offering of FDC common stock in April 1992, the Company's former 100 percent ownership interest in FDC was reduced to approximately 54 percent. In March 1993, the Company further reduced its ownership interest in FDC to approximately 22 percent by the sale of FDC shares. As a result of the Company's reduced ownership, effective January 1, 1993, FDC is reported under the equity method of accounting. The Company's equity in the net income of FDC is included in Other Expenses in the Consolidated Statements of Income for 1994 and 1993. Results for 1993 included a gain of $433 million ($779 million pretax) on the Company's sale of FDC shares. Results for 1992 reflected a $425 million ($706 million pretax) gain from the FDC public offering, and a $300 million ($388 million pretax) addition to reserves at Balcor included in Other Expenses in the Consolidated Statement of Income.

    Results for 1992 included a $147 million benefit related to the adoption of SFAS No. 109 and an after-tax charge to earnings of $8.0 million representing the cumulative effect of adopting SFAS No. 106.

CONSOLIDATED STATEMENT OF INCOME

American Express Company
Years Ended December 31, (millions, except per share amounts)
                                           1994    1993    1992
                                           ----    ----    ----
NET REVENUES
Commissions and fees                    $ 8,591 $ 7,818 $ 8,817
Interest and dividends, net               4,120   3,995   3,975
Life insurance premiums                     783     702     776
Other                                       788     739     687
                                        ------- ------- -------
  Total                                  14,282  13,254  14,255*
                                        ------- ------- -------

EXPENSES
Human resources                           3,769   3,380   3,714
Provisions for losses and benefits:
  Annuities and investment certificates   1,173   1,259   1,315
  Credit, banking and other               1,066   1,238   1,901
  Life insurance                            757     610     596
Marketing and promotion                   1,063   1,091   1,113
Occupancy and equipment                   1,058     965   1,167
Interest                                  1,011     864     939
Professional services                       687     598     526
Communications                              376     357     419
Other                                     1,431   1,345   2,375
Gain on sale of FDC                           -    (779)   (706)
                                        ------- ------- -------
  Total                                  12,391  10,928  13,359*
                                        ------- ------- -------
Pretax income from continuing operations
  before accounting changes               1,891   2,326     896
Income tax provision                        511     721     318
                                        ------- ------- -------
Income from continuing operations
  before accounting changes               1,380   1,605     578
Discontinued operations, net of
  income taxes                               33    (127)   (149)
                                        ------- ------- -------
Income before accounting changes          1,413   1,478     429
Cumulative effect of accounting
  changes, net of income taxes                -       -      32
                                        ------- ------- -------
Net income                              $ 1,413 $ 1,478 $   461
                                        ======= ======= =======

EARNINGS PER COMMON SHARE
Income from continuing operations
  before accounting changes             $  2.68 $  3.17 $  1.12
Discontinued operations                     .07    (.25)   (.31)
                                        ------- ------- -------
Income before accounting changes           2.75    2.92     .81
Cumulative effect of accounting changes       -       -     .07
                                        ------- ------- -------
Net income                              $  2.75 $  2.92 $   .88
                                        ======= ======= =======

See notes to consolidated financial statements.
*Includes FDC revenues of $1,205 million and expenses of $1,023 million.

CONSOLIDATED BALANCE SHEET
American Express Company
December 31, (millions of dollars)               1994    1993
                                                -----   -----
ASSETS
Cash and cash equivalents                     $ 3,433 $ 3,312
Accounts receivable and accrued interest,
  less reserves: 1994, $807; 1993, $796        17,147  16,142
Investments                                    40,108  39,308
Loans and discounts, less reserves:
  1994, $545; 1993, $655                       14,722  14,796
Land, buildings and equipment-at cost,
  less accumulated depreciation:
1994, $1,563; 1993, $1,441                      1,840   1,976
Assets held in segregated asset accounts       10,881   8,992
Deferred acquisition costs                      2,280   2,025
Other assets                                    6,595   7,581
                                               ------ -------
Total assets                                  $97,006 $94,132
                                              ------- -------

LIABILITIES AND SHAREHOLDER'S EQUITY
Customers' deposits and credit balances       $10,013 $11,131
Travelers Cheques outstanding                   5,271   4,800
Accounts payable                                4,228   3,737
Insurance and annuity reserves:
  Fixed annuities                              20,163  19,149
  Life and disability policies                  4,686   4,257
Investment certificate reserves                 2,866   2,752
Short-term debt                                14,810  12,489
Long-term debt                                  7,162   8,561
Liabilities related to segregated asset
  accounts                                      10,881  8,992
Other liabilities                              10,493   9,530
                                              ------- -------
  Total liabilities                            90,573  85,398
                                              ------- -------

SHAREHOLDERS' EQUITY:
Preferred shares, $1.66 2/3 par value,
  authorized 20,000,000 shares
  Convertible Exchangeable Preferred shares,
    issued and outstanding 4,000,000 shares,
    stated at liquidation value                   200     200
  $216.75 CAP Preferred shares, issued
   and outstanding 122,448.98 shares in
   1993, stated at par value (liquidation
   value of $300)                                   -       1
Common shares, $.60 par value, authorized
  1,200,000,000 shares; issued and outstanding
  495,865,678 shares in 1994 and 489,827,852
  shares in 1993                                  298     294
Capital surplus                                 3,754   3,784
Net unrealized securities gains (losses)         (389)      7
Foreign currency translation adjustment           (77)    (73)
Deferred compensation                            (103)   (128)
Retained earnings                               2,750   4,649
                                              ------- -------
  Total shareholders' equity                    6,433   8,734
                                              ------- -------
Total liabilities and shareholders' equity    $97,006 $94,132
                                              ======= =======

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
American Express Company
Years Ended December 31, (millions)            1994    1993     1992
                                              -----   -----    -----

CASH FLOWS FROM OPERATING ACTIVITIES
Income from continuing operations           $ 1,380 $ 1,605  $   578
Adjustments to reconcile income from
  continuing operations to net cash
  provided (used) by operating
  activities:
  Provisions for losses and benefits          1,456   1,627    2,213
  Depreciation, amortization, deferred
  taxes and other                               378     411      410
  Changes in operating assets and
    liabilities, net of effects of
    acquisitions/dispositions:
    Accounts receivable and accrued
    interest                                   (180)    (982)    199
    Other assets                                525     (987)    184
    Accounts payable and other liabilities      969      355     517
Increase in Travelers Cheques outstanding       471       72     481
Increase in insurance reserves                  471      452     366
Restructuring charges                             -        -     492
Gain on sale of FDC                               -     (779)   (706)
Balcor reserves                                   -      -       388

Net cash flows used by operating
  activities of discontinued operations       (3,656) (1,361)  (6,268)
                                             -------  ------   ------
Net cash provided (used) by operating
  activities                                   1,814     413   (1,146)
                                             ------- -------   ------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from FDC public offerings, net
  of cash sold in 1993                             -     871     1,057
Sale of investments                            4,757    2,296    2,995
Maturity and redemption of investments         6,794    8,308    7,463
Purchase of investments                      (13,224) (13,802) (14,785)
Net increase in Cardmember receivables        (3,189)  (2,524)  (1,150)
Cardmember accounts receivable sold
  to Trust                                       900      600    1,000
Proceeds from repayment of loans              21,282   18,817   13,670
Issuance of loans                            (21,037) (19,465) (13,821)
Purchase of land, buildings and equipment       (333)    (286)    (451)
Sale of land, buildings and equipment            122      120       95
(Acquisitions) dispositions, net of cash
  acquired/sold                                 (310)     121      (94)
Net cash flows (used) provided by investing
  activities of discontinued operations          (36)   2,467       23
                                             -------   ------  -------
Net cash used by investing activities         (4,274)  (2,477)  (3,998)
                                             -------   ------  -------

CASH FLOWS FROM FINANCING ACTIVITIES
Net (decrease) increase in customers'
  deposits and credit balances                (1,089)      29   (1,020)
Sale of annuities and investment
  certificates                                 5,994    5,217    5,458
Redemption of annuities and investment
  certificates                                (5,004)  (3,748)  (3,283)
Net increase (decrease) in debt with
  maturities of 3 months or less               5,494     (253)     122
Issuance of debt                               3,921   13,561    8,938
Principal payments on debt                    (8,729) (11,397) (10,207)
Issuance of American Express common shares       179      259      159
Redemption of American Express Money Market
  Preferred shares                                 -        -     (150)
Repurchase of American Express common
  shares                                        (555)       -        -
Cash infusion to Lehman Brothers                (904)       -        -
Dividends paid                                  (504)    (526)    (518)
Net cash flows provided (used) by
  financing activities of discontinued
  operations                                   3,737     (372)   4,913
                                             -------   ------   ------
Net cash provided by financing activities      2,540    2,770    4,412
Net change in cash and cash equivalents of
  discontinued operations                         45      734   (1,332)
Effect of exchange rate changes on cash           86      (68)    (583)
                                             -------   ------   ------
Net increase (decrease) in cash and cash
  equivalents                                    121      (96)      17
Cash and cash equivalents at beginning
  of year                                      3,312    3,408    3,391
                                             -------   ------   ------
Cash and cash equivalents at end of year     $ 3,433  $ 3,312  $ 3,408
                                             =======   ======  =======

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
American Express Company
                                                                     Net
                                                                     Unrealized
                                                                     Securities
                                            Preferred Common Capital     Gains/        Retained
                                     Total     Shares Shares Surplus    (Losses) Other Earnings
                                     -----  --------- ------ ------- ----------- ----- --------
Three Years Ended December 31, 1994
  (millions)
Balances at December 31, 1991       $7,465    $  351 $  283  $3,370     $  (37) $ (259) $3,757
                                    ------    ------ ------  ------    -------  ------  ------
Net income                             461                                                 461
Change in net unrealized securities
  gains (losses)                        36                                  36
Foreign currency translation
  adjustments                            9                                           9
Redemption of Money Market Preferred
  shares                              (150)     (150)
Other changes, primarily benefit
  plans                                199                5     164                 30
Cash dividends declared:
  Preferred                            (43)                                                (43)
  Common, $1.00 per share             (478)                                               (478)
                                     -----    ------ ------  ------      -----  -------   ------
Balances at December 31, 1992        7,499       201    288   3,534         (1) (220)   (3,697)
                                     -----    ------ ------  ------      ----- -------    ------
Net income                           1,478                                               1,478
Change in net unrealized securities
  gains (losses)                         8                                   8
Foreign currency translation
  adjustments                           10                                        10
Other changes, primarily benefit
  plans                                268                6     250                9       3
Cash dividends declared:
  Preferred                            (42)                                              (42)
  Common, $1.00 per share             (487)                                             (487)
                                     -----    ------ ------  ------     ------ ------ ------
Balances at December 31, 1993        8,734       201    294   3,784          7  (201)  4,649
                                     -----    ------ ------  ------     ------ ------ ------
Net income                           1,413                                             1,413
Repurchase of common shares           (555)             (11)   (144)                    (400)
Issuance of put options, net          (104)                    (104)
Impact of Lehman spin-off           (2,410)                      (4)              11  (2,417)
Conversion of 9% Notes                  58                2      56
Change in net unrealized securities
  gains (losses)                      (396)                               (396)
Foreign currency translation
  adjustments                          (15)                                      (15)
Other changes, primarily benefit
  plans                                202        (1)    13     166               25      (1)
Cash dividends declared:
  Preferred                            (32)                                              (32)
  Common, $.925 per share             (462)                                             (462)
                                    ------    ------ ------  ------     ------ ------ ------
Balances at December 31, 1994       $6,433    $  200 $  298  $3,754     $ (389) $(180)$2,750
                                    ======    ====== ======  ======     ====== ====== ======

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 Summary of Significant Accounting Policies

Principles of Consolidation
The accompanying Consolidated Financial Statements include the accounts of American Express Company and its subsidiaries (the Company). All significant intercompany transactions are eliminated. As discussed in Note 2, the Company completed the spin-off of Lehman Brothers (Lehman) on May 31, 1994. Accordingly, Lehman's results are reported as a discontinued operation through the spin-off date and for all prior years.

       As a result of the public offerings of First Data Corporation's (FDC) common stock described in Note 3, FDC is no longer consolidated in the Company's financial statements, but is accounted for under the equity method. Prior years' amounts have not been restated.

       Certain prior years' amounts have been reclassified to conform to the current year's presentation.

Foreign Currency Translation
Revenues and expenses denominated in foreign currencies are translated at average monthly exchange rates during the year. Assets and liabilities are translated into U.S. dollars based upon exchange rates prevailing at the end of each year. The resulting translation adjustment is a component of Shareholders' Equity. In countries with highly inflationary economies, foreign currency denominated nonmonetary items, primarily fixed assets, are translated at historical exchange rates, with the remaining assets and liabilities translated at prevailing year-end rates and the resulting gains and losses recognized currently in income.

Income Per Share
Income per share is computed on the basis of the weighted monthly average number of common shares outstanding and common share equivalents (dilutive stock options and certain convertible debt, as well as $216.75 CAP Preferred shares through August 1994), after adjustment for dividends on preferred shares and interest on the convertible debt. The weighted average shares used in the computations were 508,815,000; 500,138,000; and 476,766,000 for 1994,
1993 and 1992, respectively.

Investments
Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under SFAS No. 115, debt securities that the Company has both the positive intent and ability to hold to maturity are carried at amortized cost. Other debt securities and all marketable equity securities are classified as either Available for Sale or Trading and carried at fair value. The Available for Sale classification does not mean that the Company expects to sell these securities, but that under SFAS No. 115 positive intent criteria, these securities are available to meet possible liquidity needs should there be significant changes in market interest rates, customer demand, funding sources and terms, or foreign currency risk. Unrealized gains and losses on securities classified as Available for Sale are reported, net of income taxes, as a separate component of Shareholders' Equity. Trading securities consist of debt and equity securities that are held primarily for resale in the short term, usually to benefit from short-term market movements. Gains and losses, both realized and unrealized, on securities classified as Trading are recognized in earnings. In the event of an other than temporary decline in value, investments are carried at their estimated realizable value with the amount of the writedown included in income. See Note 4.

Annuity and Life Insurance Accounting
Profits on annuity products are recognized over the lives of the annuity contracts and represent the excess of income earned from investment of contract considerations over interest credited to contract owners and other expenses. For universal life-type and single premium life insurance, the profits are recognized over the lives of the policies in proportion to the estimated gross profits expected to be realized. Premiums on traditional life insurance and disability income and health insurance policies are recognized as revenues when collected or due, and related benefits and expenses are associated with premium revenue in a manner that results in recognition of profits over the lives of the insurance policies.

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

Net Revenues
Revenues are presented net of interest expense related to the Company's international banking operations and Travel Related Services' (TRS) consumer lending activities. Interest expense netted against Interest and Dividends revenue was $914 million, $919 million and $1,232 million for the years ended December 31, 1994, 1993 and 1992, respectively.

Marketing and Promotion
The Company expenses advertising costs in the year in which the advertising first takes place.

Cash and Cash Equivalents
The Company has defined cash and cash equivalents as cash and time deposits with original maturities of 90 days or less, excluding those that are restricted by law or regulation. Cash includes interest-bearing deposits, which generally can be withdrawn in less than 30 days, amounting to approximately $1.3 billion and $1.2 billion at December 31, 1994 and 1993, respectively.

Accounting Changes
Effective January 1, 1992, the Company adopted new accounting rules related to postretirement benefits other than pensions and income taxes. See Notes 9 and 10, respectively. The Company's adoption of SFAS No. 115 is discussed under Investments above.


NOTE 2 Lehman Brothers Spin-Off

On April 29, 1994, the Company's Board of Directors declared a dividend to the Company's common shareholders of all of the Lehman Brothers Holdings Inc. common stock held by the Company on the dividend distribution date. On May 31, 1994, the Company's investment in Lehman was $2.4 billion. The dividend was distributed on May 31, 1994 to shareholders of record on May 20, 1994 and represented approximately 98.2 million shares of Lehman common stock. Shareholders of the Company received one share of Lehman common stock for each five common shares of the Company that they held on the record date. Prior to the distribution, the Company added approximately $1.1 billion of additional equity capital to Lehman representing:

-- The Company's purchase of approximately $904 million of Lehman common stock, which was included in the dividend to the Company's common shareholders. The Company sold approximately $11 million of Lehman common stock from its holdings to certain Lehman executive officers; and

-- The Company's purchase of $200 million of Lehman cumulative voting preferred stock, which is being held for investment purposes.

       In connection with the spin-off, the Company also acquired 928 shares and Nippon Life Insurance Company (Nippon Life) acquired 72 shares of Lehman redeemable voting preferred stock for a nominal dollar amount. The redeemable voting preferred stock entitles its holders to receive an aggregate annual dividend of 50 percent of Lehman net income in excess of $400 million for each of eight years ending in May 2002, with a maximum of $50 million in any one year. In addition, the Company and Nippon Life will be entitled to receive
92.8 percent and 7.2 percent, respectively, of certain contingent revenue and earnings-related payouts from Travelers Inc. (Travelers), which were assigned by Lehman to the Company and Nippon Life in connection with the spin-off transaction. The Travelers participations will yield a maximum of $50 million pretax annually for three years, depending on the revenues of Smith Barney ($50 million was received in 1994), plus 10 percent of after-tax profits of Smith Barney in excess of $250 million per year over a five-year period ($19 million was received in 1994).

Discontinued Operations
Discontinued operations represents the results of Lehman through May 31, 1994, the spin-off date. Discontinued operations are summarized as follows:

                                       Period ending          Years ended
                                             May 31,         December 31,
                                       -------------      ---------------
(millions)                                      1994        1993     1992
                                             -------       -----   ------
Net revenues                                  $1,311      $5,431   $5,993
                                              ======      ======   ======
Income (loss) before accounting changes       $   57      $ (102)  $ (116)
  Accounting changes                             (13)          -       (8)
                                              ------      ------   ------
                                                  44        (102)    (124)
  Preferred dividends                            (11)        (25)     (25)
                                               -----      ------   ------
Discontinued operations                       $   33      $ (127)  $ (149)
                                              ======      ======   ======

    Lehman's assets, liabilities and stockholders' equity at December 31, 1993 were $80 billion, $78 billion and $2 billion, respectively. The Company's investment in Lehman at December 31, 1993 was $1.5 billion and is included in Other Assets in the Consolidated Balance Sheet.


NOTE 3 First Data Corporation

In April 1992, the Company and FDC completed an initial public offering of 50.6 million shares of FDC's common stock at $22 per share. The Company recognized a $706 million pretax gain from the sale ($425 million after-tax). As a result of the offering, the Company's ownership interest in FDC was reduced from 100 percent to approximately 54 percent of FDC's outstanding common shares.

    In March 1993, the Company further reduced its ownership interest in FDC to approximately 22 percent through a public offering of 34.6 million shares of FDC common stock at $32 per share. The Company recognized a $779 million pretax gain from the sale ($433 million after-tax).

    As a result of the Company's reduced ownership, effective January 1, 1993, FDC is reported under the equity method of accounting and, therefore, is not consolidated in the Company's 1994 and 1993 Consolidated Financial
Statements. The 1992 Consolidated Financial Statements have not been restated. The Company's investment in FDC, which is included in Other Assets in the Consolidated Balance Sheet, had a book value of $240 million and $201 million at December 31, 1994 and 1993, respectively.

    In October 1993, the Company sold Debt Exchangeable for Common Stock of FDC. See Note 12.


NOTE 4 Investments

In May 1993, the Financial Accounting Standards Board (FASB) issued SFAS
No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which the Company adopted as of January 1, 1994.

    The following is a summary of investments included in the Consolidated Balance Sheet at December 31:


(millions)                     1994                                1993
Held to Maturity, at
  amortized cost            $21,909
Available for Sale, at                 Amortized cost           $38,134
  fair value                 15,293    Lower of Cost or Market
Trading                         225      (fair value $362)          343
Investment mortgage loans     2,681    Market                       831
                            -------                             -------
                            $40,108                             $39,308

Investments classified as Held to Maturity and Available for Sale at December 31, 1994 are distributed by type and maturity as presented below:

                                Held to Maturity                              Available for Sale
                           --------------------------------------   ----------------------------------
                                               Gross        Gross                     Gross      Gross
                                    Fair   Unrealized  Unrealized           Fair Unrealized Unrealized
(millions)                   Cost    Value      Gains      Losses   Cost   Value      Gains     Losses
                           ------   ------ ----------  ---------- ------  ------ ---------- ----------
U.S. Government and
  agencies obligations    $ 3,450  $ 3,445          -    $     5  $  355  $  344        -        $ 11
State and municipal
  obligations               4,816    4,841    $   115         90     312     321     $ 10           1
Corporate debt securities  10,627   10,294        172        505   3,014   3,007       31          38
Foreign government bonds
  and obligations             104      105          3          2   1,618   1,592       11          37
Mortgage-backed securities  2,596    2,386         13        223   8,515   7,977      125          50
Equity securities               -        -          -          -     732     691       15          56
Other                         316      316          -          -   1,366   1,361        8          13
                          -------   ------    -------    ------- ------- -------   ------        ----
  Total                   $21,909  $21,387    $   303    $   825 $15,912 $15,293     $ 87        $706
                          =======  =======    =======    ======= ======= =======   ======       =====

                                 Held to Maturity    Available for Sale
                                 ----------------    ------------------
                                            Fair                   Fair
                                     Cost  Value          Cost    Value
                                   ------ ------        ------   ------
Due within 1 year                 $ 4,220  $ 4,208     $ 1,736  $ 1,742
Due after 1 year through 5 years    3,367    3,483       3,188    3,155
Due after 5 years through 10 years  7,922    7,743       1,330    1,316
Due after 10 years                  3,804    3,567         411      412
                                   ------  -------     -------  -------
                                   19,313   19,001       6,665    6,625
Mortgage-backed securities          2,596    2,386       8,515    7,977
Equity securities                       -        -         732      691
                                   ------ --------     -------  -------
  Total                           $21,909  $21,387     $15,912  $15,293
                                   ====== ========     =======  =======

    Mortgage-backed securities include GNMA, FNMA and FHLMC securities totaling $11 billion in 1994.

    The fair value of investments is based on quoted market prices, where available. If quoted market prices are not available, fair value is based on quoted market prices of comparable instruments. The fair value of investment mortgage loans of $2.6 billion is estimated using discounted cash flows, based on interest rates currently being offered for mortgage loans.

    To reflect the adoption of SFAS No. 115, the opening balance of Shareholders' Equity was increased by $325 million (net of deferred taxes) representing the net unrealized gains on securities classified as Available for Sale. For the year ended December 31, 1994, the change in net unrealized gains on Available for Sale securities was a decrease of $721 million (net of deferred taxes). The decline in market value of the Company's investment portfolio during 1994 was primarily due to rising interest rates. The net unrealized gains on Trading securities included in income was $10 million (pretax) at December 31, 1994.

    During the year ended December 31, 1994, securities Available for Sale were sold with proceeds of $3.8 billion and gross realized gains and losses on such sales were $28 million and $30 million, respectively. The average cost method was used to determine the realized gain or loss.

    In addition, $73 million of securities Held to Maturity were sold during the year ended December 31, 1994, resulting in gross realized gains and losses of $1 million and $4 million, respectively. These sales were due to credit deterioration.

    The table below includes the purchases, sales and maturities of investments classified as Held to Maturity and Available for Sale for the year ended December 31, 1994:
                           Held to       Available
(millions)                Maturity        for Sale
                          --------        --------
Purchases                  $14,344         $10,498
Sales                      $    73         $ 3,833
Maturities                 $15,866         $ 3,945
                          ========        ========

    Investments carried at amortized cost at December 31, 1993 are distributed by type and maturity as presented below:

                                                           Gross      Gross
                                                 Fair Unrealized Unrealized
(millions)                            Cost      Value      Gains     Losses
                                    ------ ---------- ---------- ----------
U.S. Government and agencies
  obligations                      $ 3,640    $ 3,641      $   3      $   2
State and municipal obligations      4,943      5,367        425          1
Corporate bonds and obligations     12,935     13,773        893         55
Foreign government obligations       1,508      1,538         38          8
Mortgage-backed securities          11,413     11,724        377         66
Investment mortgage loans and other  3,695      3,851        168         12
                                    ------    -------     ------      -----
  Total                            $38,134    $39,894     $1,904      $ 144
                                   =======    =======     ======      =====

                                                   Fair
                                         Cost     Value
                                      -------   -------
Due within 1 year                     $ 5,669   $ 5,682
Due after 1 year through 5 years        4,819     5,085
Due after 5 years through 10 years      8,470     9,177
Due after 10 years                      4,068     4,375
                                      -------   -------
                                       23,026    24,319
Mortgage-backed securities             11,413    11,724
Investment mortgage loans and other     3,695     3,851
                                      -------   -------
  Total                               $38,134   $39,894
                                      =======   =======

    Proceeds from sales of investments held at cost were $2 billion in 1993. Gross gains and gross losses realized on those sales were $119 million and $111 million, respectively.

    Mortgage-backed securities include GNMA, FNMA and FHLMC securities totaling $11 billion in 1993.

NOTE 5 Loans and Discounts

Loans and discounts at December 31 consist of:

(millions)                                 1994     1993
                                        -------  -------
Consumer Loans                          $10,183  $ 9,519
Commercial Loans:
  Commercial and industrial               2,407    2,744
  Mortgage and real estate                  693      931
  Loans to banks and other institutions     996   1,164
Other Loans                                 988    1,093
                                        -------  -------
                                         15,267   15,451
Less: Reserve for credit losses             545      655
                                        -------  -------
  Total                                 $14,722  $14,796
                                        =======  =======

Note: American Express Financial Advisors' mortgage loans of $2.7 billion and $2.2 billion in 1994 and 1993, respectively, are included in Investment Mortgage Loans and are reflected in Note 4.


NOTE 6 Preferred Shares

In August 1991, the Company sold 122,448.98 non-transferable $216.75 CAP Preferred shares (CAP Preferred shares) to subsidiaries of Berkshire Hathaway Inc. for $300 million. In August 1994, the Company mandatorily redeemed the CAP Preferred shares through the issuance of 13,997,141 common shares to such subsidiaries (adjusted to reflect the Lehman spin-off).

    In January 1990, the Company sold to Nippon Life for $200 million, four million of the Company's $3.875 Convertible Exchangeable Preferred shares (Convertible Preferred shares) having a liquidation preference of $50 per share and paying dividends at an annual rate of 7.75 percent. The shares are convertible at the option of the holder into the Company's common shares at an initial conversion price of $42.50 per share. The Convertible Preferred shares are redeemable in whole at the option of the Company, for the Company's 7.75% Convertible Subordinated Debentures due 2015 at $1,000 principal amount of Debentures for each $1,000 liquidation preference of Convertible Preferred shares. The Company also has the option of redeeming the Convertible Preferred shares for cash at $51.94 and at prices declining to $50 per share on and after January 2000.

    The Board of Directors is authorized to permit the Company to issue up to approximately 16 million additional preferred shares without further shareholder approval.


NOTE 7 Common Shares

In September 1994, the Company's Board of Directors authorized the Company to repurchase up to 20,000,000 shares of its common stock, subject to market conditions. As part of this plan, the Company intends to fund contributions to various employee plans with cash, and offset the issuance of new shares as part of employee compensation plans by repurchasing an equivalent number of shares in the open market. As of December 31, 1994, the Company had repurchased and cancelled 14,601,055 shares under this program at an average price of $30.37 per share.

    In November 1994, in connection with the share repurchase program, the Company sold four million put options with maturities ranging from approximately one to twelve months and a weighted average strike price of $30.81 per share. Upon issuing these put options, the Company received a weighted average premium of $1.83 per share, or $7.3 million, which is included in Shareholders' Equity, resulting in an effective repurchase price of $28.98 per share. The aggregate strike price of approximately $111 million related to
3.6 million put options outstanding at year-end has been reclassified from Shareholders' Equity to Temporary Equity and is included in Other Liabilities in the Consolidated Balance Sheet at December 31, 1994.

    In 1994, the Company repurchased and cancelled four million shares of its common stock at an average price of $27.67, primarily to offset the issuance of new shares resulting from the conversion of American Express Company 9% Convertible Notes Series A-G due April 1, 1994.

    Of the common shares authorized but unissued at December 31, 1994, 81,200,682 shares were reserved for issuance with respect to employee stock plans, employee benefit plans, convertible preferred stock and debentures and the dividend reinvestment plan.

    The common shares activity for the three years ended December 31, 1994 is as follows:

                                             1994         1993         1992
                                            -----        -----        -----
Shares outstanding at
  beginning of year                   489,827,852  479,976,358  472,165,838
Repurchase of common shares           (18,601,055)           -            -
Conversion of CAP Preferred shares     13,997,141            -            -
Conversion of 9% Notes                  3,273,062            -            -
Employee benefit plans, compensation
  and other                             7,368,678    9,851,494    7,810,520
                                      ----------- ------------  -----------
Shares outstanding at end of year     495,865,678  489,827,852  479,976,358
                                      ===========  ===========  ===========

NOTE 8 Employee Stock Plans

Under the 1989 Long-Term Incentive Plan (the 1989 Plan), awards may be granted to officers, key employees and other key individuals who perform services for the Company and its participating subsidiaries. These awards may be in the form of stock options, stock appreciation rights, restricted stock, performance grants and other awards deemed by the Compensation and Benefits Committee of the Board of Directors to be consistent with the purposes of the 1989 Plan. The Company also has options outstanding pursuant to the Director's Stock Option Plans. Stock options are granted at a price not less than the fair market value of the common shares at the date of grant.

    The Company adjusted its outstanding restricted stock and stock options by 799,027 shares and 4,027,120 shares, respectively, to reflect the Lehman spin-off discussed in Note 2. The respective stock options had exercise prices ranging from $10.30 to $67.09, which were adjusted to $9.03 to $58.83. In addition, all outstanding restricted stock and stock options held by Lehman employees were cancelled.

    There were 15,731,259; 23,528,235; and 3,437,116 common shares available for grant at December 31, 1994, 1993 and 1992, respectively, under various employee stock plans.

    At December 31, 1994, options outstanding had an average exercise price of $24.89 per share and expiration dates ranging from February 24, 1995 to November 27, 2004.

    The Company also has an Incentive Savings Plan (ISP) under which purchases of the Company's common shares are made by or for participating employees. The Company did not, as originally authorized, terminate its Stock Ownership Plan (SOP), but merged the SOP into the ISP as of December 1, 1994. The unpaid SOP loan balance was repaid on January 31, 1995. The SOP's remaining deferred compensation of $48 million was reduced with the repayment of the loan. Expenses related to share allocations from the SOP were $15 million and $21 million for 1993 and 1992, respectively. There was no share allocation to employee accounts for 1994.

    The details of transactions provided in the following table include the plans described above.

                                     1994           1993                1992
                                ---------      -----------          --------
Restricted stock awarded        1,349,400        1,584,052         1,321,448
Options outstanding at
  beginning of year            25,733,675       28,690,159        25,983,322
  Option price           $10.30 to $67.09 $10.00 to $67.09  $10.00 to $67.09
Options granted                 5,175,049        4,818,473         5,518,000
  Option price           $26.13 to $30.94 $22.59 to $35.63  $18.83 to $23.06
Options exercised               3,326,731        4,526,835           561,889
  Exercise price          $9.82 to $31.64 $10.00 to $34.81  $10.30 to $23.88
Options expired or
  cancelled                     2,610,878        3,248,122         2,249,274
Option adjustment pursuant
  to Lehman spin-off            4,027,120                -                 -
Options outstanding at
  end of year                  28,998,235       25,733,675        28,690,159
  Option price            $9.03 to $58.83 $10.30 to $67.09  $10.00 to $67.09
Options exercisable at
  end of year                  18,331,687       16,774,856        18,136,786
                          =============== ================  ================

NOTE 9 Retirement Plans

Pension Plans
The Company and certain subsidiaries have plans under which the cost of retirement benefits for eligible employees in the United States, measured by length of service, compensation and other factors, is currently being funded through trusts established under these plans. In addition, the Company sponsors certain unfunded, unqualified supplemental plans for which the aggregate accrued liability is not material. Funding of retirement costs for these plans complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended. In 1994, the Company's Board of Directors approved an amendment of the American Express Retirement Plan (the Plan) which covers U.S. employees. The amendment, which is expected to be effective July 1995, converts the discounted accrued benefits to a lump sum individual account balance and credits annual additions equal to a percentage of base pay plus annual incentives, based on age plus service. The employees' account will be credited with interest based on published 5-year Treasury rates. Lump sum payout at termination or retirement will be available. The changes are initially expected to significantly decrease the Plan's projected benefit obligation and annual pension cost. This decrease will be largely offset by higher expense associated with amendments to the Company's ISP, which include a profit-sharing component as of July 1, 1994.

    Most employees outside the United States are covered by local retirement plans, some of which are funded, or receive payments at the time of retirement or termination under applicable labor laws or agreements. Benefits under labor laws are generally not funded.

    Plan assets consist principally of equities and fixed income securities.

    Net pension cost for 1994, 1993 and 1992 consisted of the following components:

(millions)                     1994   1993    1992
                               ----   ----    ----
Service cost                   $ 71   $ 59    $ 69
Interest cost                    71     65      71
Actual return on plan assets    (22)  (116)    (45)
Net amortization and deferral   (31)    67       6
                               ----   ----    ----
Net periodic pension cost      $ 89   $ 75    $101
                               ====   ====    ====

    The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheet for the Company's defined benefit plans, including certain unfunded, nonqualified supplemental plans, at December 31, 1994 and 1993:

                                    1994                     1993
                           ----------------------- ------------------------
                                Assets Accumulated       Assets Accumulated
                                Exceed    Benefits       Exceed    Benefits
                           Accumulated      Exceed  Accumulated      Exceed
(millions)                    Benefits      Assets     Benefits      Assets
                           ----------- ----------- ------------ -----------
Actuarial present value of
  benefit obligations:
  Vested benefit obligation      $(453)     $(106)       $(438)     $(106)
                                ------     ------       ------     ------
  Accumulated benefit obligation $(490)     $(123)       $(478)     $(125)
                                ------     ------       ------     ------
  Projected benefit obligation   $(724)     $(213)       $(738)     $(220)
Plan assets at fair value          774         16          708         24
                                ------     ------       ------     ------
Projected benefit obligation
  (in excess of) or less than
  plan assets                       50       (197)         (30)      (196)
Unrecognized net (gain) loss       (70)         3           19         11
Unrecognized prior service cost      3         19            -         21
Unrecognized net obligation at
  transition                         9         10           11         22
Adjustment required to recognize
  minimum liability                  -         (5)           -        (11)
                                ------     ------       ------     ------
Pension (liability) included in
  the Consolidated Balance Sheet $  (8)     $(170)       $   -      $(153)
                                ======     ======       ======     ======

    The range of assumptions used in the majority of the Company's plans at December 31, 1994 and 1993 was:
                                                      1994            1993
                                              ------------   -------------
Weighted average discount rates               7.5%  to 9.0%  7.0% to  8.0%
Rates of increase in compensation levels      4.5%  to 7.0%  4.0% to  7.0%
Expected long-term rates of return on assets  7.5% to 12.0%  7.0% to 10.0%


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

    Effective January 1, 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for the Company's U.S. retiree health and other welfare benefit plans. SFAS No. 106 requires the accrual method of accounting for these benefits, rather than the Company's previous policy, which was to record these benefits as they were paid. The cumulative effect on 1992 results of adopting SFAS No. 106 was an after-tax charge of $114 million ($.23 per share). Postretirement benefits other than pension benefits for non-U.S. employees are immaterial.

    Net periodic postretirement benefit cost consisted of the following components:


(millions)                                1994  1993   1992
                                          ----  ----   ----
Service cost                               $ 4   $ 3    $ 4
Interest cost                               15    15     14
                                          ----  ----   ----
Net periodic postretirement benefit cost   $19   $18    $18
                                          ====  ====   ====

    The following table sets forth the amount recognized in the Consolidated Balance Sheet for the Company's defined postretirement benefit plans (other than pension plans) at December 31, 1994 and 1993:

(millions)                                      1994    1993
                                                ----    ----
Accumulated postretirement benefit obligation:
  Retirees                                      $137    $154
  Fully eligible active plan participants         26      30
  Other active plan participants                  20      28
                                                ----    ----
                                                 183     212
Unrecognized prior service cost                    5       -
Unrecognized net gain (loss)                       7     (26)
                                                ----    ----
Postretirement benefit liability included
  in the Consolidated Balance Sheet             $195    $186
                                                ====    ====

    The weighted average discount rate used in determining the accumulated postretirement benefit obligation for 1994 and 1993 was 8.75 percent and 7.25 percent, respectively. The rate of increase in the per capita cost of covered benefits was assumed to be 12 percent for 1995 and 13 percent for 1994; the rate in both years was assumed to decrease one percent per year to seven percent in 2000 and remain at that level thereafter. An increase in the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by $8 million and the aggregate of service and interest cost for 1994 by $1 million.


NOTE 10 Income Taxes

The Company adopted SFAS No. 109, "Accounting for Income Taxes," effective January 1, 1992. The cumulative effect of adopting SFAS No. 109 was an increase to 1992 income from continuing operations of $147 million ($.30 per share).

The provision for income taxes consists of the following:

(millions)                    1994     1993      1992
                              ----     ----      ----
Federal                       $316     $551      $145
State and local                 42       72        62
Foreign                        153       98       111
                              ----     ----      ----
Total                         $511     $721      $318
                              ====     ====      ====

    Accumulated net earnings of certain foreign subsidiaries, which totaled $397 million at December 31, 1994, are intended to be permanently reinvested outside the United States. Accordingly, federal taxes, which would have aggregated $127 million, have not been provided.

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

(millions)              1994   1993   1992
                        ----   ----   ----
Current                 $596   $677   $604
Deferred                 (85)    44   (286)
                        ----   ----   ----
Total                   $511   $721   $318
                        ====   ====   ====

    At December 31, 1994 and 1993, the Company's net deferred tax assets consisted of the following:

(millions)                                    1994    1993
                                            ------  ------
Gross deferred tax assets                   $2,621  $2,246
Less: Valuation allowance                       45      45
                                            ------  ------
Deferred tax assets net of valuation
  allowance                                  2,576   2,201
Gross deferred tax liabilities               1,162   1,060
                                            ------  ------
Net deferred tax assets                     $1,414  $1,141
                                            ======  ======

    Gross deferred tax assets for 1994 and 1993 consist primarily of:
reserves not yet deducted for tax purposes of $1.6 billion and $1.4 billion, respectively, and deferred Cardmember fees of $184 million for both years. Gross deferred tax assets for 1994 also includes $209 million related to SFAS No. 115. Gross deferred tax liabilities for 1994 and 1993 consist primarily of: deferred acquisition costs of $688 million and $632 million, respectively, and accelerated depreciation of $159 million and $145 million, respectively.

    The Company's valuation allowance relates to certain deferred tax assets for which realization requires taxable income in the subsidiary which gave rise to the deferred tax asset.

    The aggregate income tax provision in 1994, 1993 and 1992 is different from that computed by using the U.S. statutory rate of 35 percent in 1994 and 1993 and 34 percent in 1992. The principal causes of the difference in each year are shown below:

(millions)                                 1994    1993    1992
                                          -----   -----   -----
Combined tax at U.S. statutory rate        $662    $814    $305
Changes in taxes resulting from:
  Tax-exempt interest income               (150)   (148)   (139)
  Tax-exempt element of dividend income     (33)    (37)    (42)
  Change in valuation allowance               -      -       44
  FDC public offering                         -      74      42
  Foreign income taxed at rates
    other than U.S. statutory rate          (13)    (25)     17
  State and local income taxes               26      25      36
  Non-deductible amortization                 9       4      19
  Minority interest                           -       -      17
  Impact of rate change on opening
    net deferred tax assets                   -     (30)      -
All other                                    10      44      19
                                          -----   -----   -----
Income tax provision                       $511    $721    $318
                                          =====   =====   =====

    Net income taxes paid by the Company during 1994, 1993 and 1992 were $289 million, $639 million and $576 million, respectively, and include estimated tax payments, as well as cash settlements relating to prior tax years.


NOTE 11 Derivative and Other Off-Balance-Sheet Financial Instruments

In 1994, the FASB issued SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," which expanded disclosure requirements for financial instruments.

    The Company enters into transactions involving derivative financial instruments as an end user, as well as for trading purposes at American Express Bank (the Bank). The Company uses derivatives for end user (nontrading) purposes to manage its exposure to interest and foreign exchange rate risks and to manage its funding costs. These instruments are used when providing a more efficient means for the Company to manage its risk exposure than if the Company entered into the cash marketplace. For trading purposes, the Bank enters into derivative contracts on behalf of its clients, and to a lesser extent, takes proprietary positions. The Company manages risks associated with derivatives as described below.

    Market risk is the possibility that the value of the derivative financial instrument will change due to fluctuations in a factor from which the instrument derives its value, primarily an interest rate or a foreign exchange rate. The Company is not impacted by market risk related to derivatives held for nontrading purposes beyond that inherent in cash market transactions. Foreign currency and certain interest rate products that manage related risks have cash flow and income effects that are inverse to the effects of the underlying transactions. The Bank is generally not subject to market risk when it enters into a contract on a client's behalf as it enters into an offsetting contract or uses the position to offset an existing exposure. The Bank takes proprietary positions within approved limits. These positions are monitored daily at the local level and reviewed for compliance centrally. The Company does not enter into derivative contracts with imbedded options or other complex features that would expose it to additional market risk.

    Credit exposure is the possibility that the counterparty will not fulfill the terms of the contract. The Company monitors credit exposure related to derivative financial instruments through established approval procedures, including setting concentration limits by counterparty and industry, reviewing credit ratings and requiring collateral where appropriate. For its trading activities, the Bank requires collateral when it is not willing to assume credit exposure to counterparties for either contract mark-to-market risk or delivery risk. The majority of the Company's counterparties are rated A or better by nationally recognized credit rating agencies. Wherever possible, the Company's credit exposure is further reduced through the use of master netting agreements, which allow the Company to settle all contracts under the agreement in one net receipt or payment in the event of counterparty default.

    The notional or contract amount of a derivative financial instrument is generally used to calculate the cash flows that are received or paid over the life of the agreement. Notional amounts do not represent market risk or credit exposure. At December 31, 1994, the aggregate notional amount of the Company's derivative instruments was $57 billion. The related credit exposure approximates the fair value of contracts in a gain position (asset) totaling $375 million. Including contracts in a loss position, the Company's net exposure was $16 million. The fair value represents the replacement cost and is determined by market values, dealer quotes or pricing models.

    The following tables detail information regarding the Company's derivatives:

                                             Non-Trading
                           -----------------------------------------------
                           Notional    Carrying Value       Fair Value
December 31, 1994           Amount    Asset  Liability    Asset  Liability
(millions)                 -------    ----------------  ------------------

Interest Rate Products
Interest rate swaps        $17,374    $ 57        $ 62     $131      $249
Interest rate caps and
  corridors purchased        5,420      44           -       67         -
Interest rate options          706       3           2        5         -
Forward rate agreements        675       -           -        -         2
                            ------  ------        ----     ----     -----
  Total Interest Rate
  Products                  24,175     104          64      203       251
                            ------  ------        ----     ----     -----
Foreign Currency Products
Forward and spot contracts   8,030      39          12       59        27
Foreign currency options
  purchased                    128       2           -        2         -
                            ------  ------        ----     ----     -----
  Total Foreign Currency
  Products                   8,158      41          12       61        27
                            ------  ------       -----     ----     -----
Other Products                 533      16           2       19         -
                            ------  ------       -----     ----     -----
  Total                    $32,866    $161        $ 78     $283      $278
                           =======   =====        ====   ======     =====

                                               Trading
                           ------------------------------------------------
                           Notional Carrying/Fair Value  Average Fair Value
December 31, 1994            Amount   Asset   Liability   Asset  Liability
(millions)                  ------- -------------------  ------------------
Interest Rate Products
Interest rate swaps        $   722      $11       $ 8       $ 8      $ 6
Forward rate agreements        359        1         1         1        -
Other                           94        -         -         -         -
                           -------    -----     -----     -----    -----
  Total Interest Rate
  Products                   1,175       12         9         9        6
                           -------    -----     -----     -----    -----
Foreign Currency Products*
Forward and spot contracts  20,574       71        63        77       72
Foreign currency options
  written                    1,114       -          9         -       11
Foreign currency options
  purchased                  1,062       9          -        11        -
                           -------   -----      -----     -----    -----
  Total Foreign Currency
  Products                  22,750      80         72        88       83
                           -------   -----      -----     -----    -----
  Total                    $23,925     $92        $81       $97      $89
                           =======   =====      =====     =====    =====

 *These are predominantly contracts with clients and the related hedges of those client contracts. The Company's net trading foreign currency exposure was approximately $7 million at December 31, 1994.

    The average aggregate fair values of derivative financial instruments held for trading purposes during the year were computed based on quarterly information. Net derivative trading gains of $66 million for 1994 were primarily due to trading in foreign currency forward and spot contracts and were included in Commissions and Fees.

                                 Notional   Total Credit
December 31, 1993 (millions)       Amount       Exposure
                                 --------   ------------
Interest Rate Products
Interest rate swaps               $13,105           $138
Interest rate options               2,330              -
Forward rate agreements             1,064              -
                                   ------          -----
  Total Interest Rate Products     16,499            138
                                   ------          -----
Foreign Currency Products
Forward and spot contracts         22,275            105
Foreign currency options written      812              -
                                   ------          -----
  Total Foreign Currency
  Products                         23,087            105
                                   ------          -----
Other Products                        208              -
                                   ------          -----
  Total                           $39,794           $243
                                   ------          -----


Interest Rate Products
The Company uses interest rate products, for the most part, to manage funding costs related to TRS' charge Card and consumer lending businesses. The principal products used are interest rate swaps, which involve the exchange for a specified period of time of fixed or floating rate interest payments based on a notional or contractual amount.

    TRS uses interest rate swaps to obtain the most cost effective and flexible funding structure to fund its charge Card and consumer lending receivables, as well as to lock in the spread on consumer lending receivables. TRS uses interest rate swaps to achieve a targeted, predetermined mix of fixed and floating rate debt on its charge Card receivables.

    Interest rates charged on TRS' consumer lending receivables are linked to a floating rate base and reprice every six months. TRS generally enters into interest rate swaps paying a rate that reprices when the base rate of the underlying receivables changes. At December 31, 1994, the notional amount for interest rate swaps in the nontrading table above includes $5.7 billion of swaps that go into effect in January and February of 1995. These swaps replace swaps that mature at that time and, accordingly, are not reflected in the notional amount of swaps disclosed in Note 12. In addition, the Bank uses interest rate swaps to manage the interest characteristics of loans, deposits and, to a lesser extent, securities holdings. The termination dates of these swaps are generally matched with the maturity dates of the underlying assets and liabilities.

    For interest rate swaps that are used for nontrading purposes and meet the criteria for hedge accounting, interest is accrued and reported in Accounts Receivable and Accrued Interest, and Interest and Dividends or Accounts Payable and Interest Expense, as appropriate. Products used for trading purposes are reported at fair value in Other Assets or Other Liabilities, as appropriate, with unrealized gains and losses recognized currently in Other Revenues.

    In addition,interest rate caps and corridors limit the Company's exposure to rising interest rates. These instruments are used primarily by American Express Financial Advisors to protect the margin between the interest rate earned on investments and the interest rate accrued to related certificate and annuity holders. Interest rate caps and corridors generally mature within five years. The costs of interest rate caps and corridors are reported in Other Assets and amortized into Interest and Dividends on a straight line basis over the term of the contract; benefits are recognized in income when earned.

    See Note 12 for further information related to the Company's use of interest rate products to modify its short- and long-term debt.

Foreign Currency Products
As an end user, the Company uses foreign currency products to hedge primarily net investments in foreign operations and to manage transactions denominated in foreign currencies. For trading purposes, the Bank enters into contracts on behalf of its clients, and to a lesser extent, takes proprietary positions. The increase in the aggregate notional amount of all forward and spot contracts from December 31, 1993 to December 31, 1994 was caused primarily by client-related contracts.

    Foreign currency exposures are hedged, where practicable, through foreign currency forward and spot contracts. Foreign currency forward and spot contracts involve the purchase and sale of a designated currency at an agreed upon rate for settlement on a specified date. Foreign currency forward contracts generally mature within one year, whereas foreign currency spot contracts generally settle within two days. At December 31, 1994, the Company had no significant unhedged foreign currency exposures; the Company's largest foreign currency exposure was a net investment of $96 million in India.

    For foreign currency products used to hedge net investments in foreign operations, unrealized gains and losses as well as related premiums and discounts are reported in Shareholders' Equity. For foreign currency contracts that manage transactions denominated in foreign currencies, unrealized gains and losses are reported in Other Assets and Commissions and Fees or Other Liabilities and Other Expenses, as appropriate. Related premiums and discounts are reported in Other Assets or Other Liabilities, as appropriate, and amortized into Interest Expense and Other Expenses over the term of the contract. Foreign currency products used for trading purposes are reported at fair value in Other Assets or Other Liabilities, as appropriate, with unrealized gains and losses recognized currently in Commissions and Fees.

    To a limited extent, the Company uses foreign currency forward contracts to hedge its firm commitments primarily related to its travel programs. In addition, for selected major overseas markets, the Company uses foreign currency forward contracts to hedge future income generally for periods not exceeding one year; related unrealized gains and losses are recognized currently in income. The impact of these activities was not material.

Other Off-Balance-Sheet Financial Instruments
The Company primarily enters into other off-balance-sheet financial instruments to extend credit to satisfy the needs of its clients. The contractual amount of these instruments represents the maximum accounting loss the Company would record assuming the contract amount is fully utilized, the counterparty defaults and collateral held is worthless. Management does not expect any material adverse impact to the Company's financial position to result from these contracts.

December 31, (millions)                      1994      1993
                                          -------   -------
Unused Credit Available to Cardmembers    $19,018   $18,919
Loan Commitments                          $   354   $   526
Standby Letters of Credit and Guarantees  $ 1,668   $ 1,367
Commercial and Other Letters of Credit    $   969   $   933
                                          =======   =======

    The Company is committed to extend credit to certain Cardmembers as part of established contractual agreements. The Company's right to approve all charges, the ability to cancel the right to incur new charges and sophisticated credit analysis limit its exposure. The Company, through its account and Card issuing subsidiaries, establishes credit limits for spending on its consumer lending products. However, the Company's charge Card products have no preset spending limit, and are not reflected in unused credit available to Cardmembers. In addition, since the Company does not charge a specific fee to Cardmembers for providing available credit, the fair value of unused credit available to Cardmembers is nil. Since many of the commitments extended to Cardmembers are not expected to be drawn upon, unused credit available to Cardmembers does not represent future cash requirements. Collateral is generally not required to support these credit arrangements.

    The Company may require collateral in support of its loan commitments based on the creditworthiness of the borrower.

    Standby letters of credit and guarantees primarily represent conditional commitments to insure the performance of the Company's customers to third parties. These commitments generally expire within one year.

    The Company primarily issues commercial and other letters of credit to facilitate the short-term trade-related needs of its clients. These letters of credit typically mature within six months. When necessary, collateral is required in support of the various letters of credit and guarantees. This collateral primarily consists of cash, securities and counterguarantees. At December 31, 1994 and 1993, the Company held $852 million and $577 million, respectively, of collateral supporting standby letters of credit and guarantees and $447 million and $464 million, respectively, of collateral supporting commercial and other letters of credit.

    Other financial institutions have extended lines of credit to the Company of $7.9 billion and $6.9 billion at December 31, 1994 and 1993, respectively.

    Commitments, letters of credit and guarantees are generally recorded in the Consolidated Balance Sheet when the Company makes payment on these obligations. Fees attributable to commitments and guarantees issued are generally recognized in income over the life of the commitment.


NOTE 12 Short- and Long-Term Debt and Borrowing Agreements

The Company has various borrowing agreements, both fixed and floating rate and short- and long-term. The Company manages interest rate risk associated with these borrowings, in part, through the use of interest rate products, principally interest rate swaps. In addition, TRS uses interest rate swaps to achieve a targeted, predetermined mix of fixed and floating rate debt. See Note 11 for further information related to the Company's use of interest rate products.

Short-Term Debt
The Company has various facilities to obtain short-term credit, including borrowing agreements with banks and the issuance of commercial paper. At December 31, 1994 and 1993, the Company's total short-term debt outstanding was $14.8 billion and $12.5 billion, respectively, with weighted average interest rates of 6.13% and 3.09%, respectively. At December 31, 1994, $7.6 billion of short-term debt outstanding was modified by interest rate swaps, resulting in a year-end weighted average effective interest rate of 5.93%. The Company generally pays a fixed rate on these swaps, which are primarily used to achieve a targeted, predetermined fixed to floating funding mix on charge Card receivables and to lock in the spread on its consumer lending products. Unused lines of credit in support of commercial paper borrowing arrangements were approximately $6.1 billion at December 31, 1994.

Long-Term Debt

                                                                     1994                                        1993
                                      --------------------------------------------------------------  -------------------------
                                                                               Year-End
                                                                              Effective
                                                     Notional     Year-End     Interest                               Year-End
                                       Outstanding  Amount of  Stated Rate    Rate with  Maturity of  Outstanding  Stated Rate
December 31, (dollars in millions)        Balance       Swaps  on Debt(a,b)  Swaps (a,b)       Swaps      Balance on Debt (a,b)
                                      -----------------------------------------------------------------------------------------
Floating Medium-Term Note due
  June 28, 1996                            $  945          -         6.63%            -            -       $  945         3.90%
DECS due October 15, 1996                     868          -         6.25%            -            -          868         6.25%
Notes due June 15, 2000                       299     $  299        6.125%         7.11%        2000          299        6.125%
Notes due August 15, 2001                     298          -         8.50%            -            -          298         8.50%
Swiss franc Bonds due
  October 14, 1996 to December 16, 1996 (c)   272        272         5.00%         4.13%        1996          246         5.00%
Floating Medium-Term Senior Notes
  due 1994-1997                               270          -         5.40%            -            -          424         5.40%
Notes due July 15, 1994                         -          -            -             -            -          300        8.625%
Other Fixed Senior Notes due 1995-2022      2,380        903         8.35%         8.47%   1995-2000        3,324         7.88%
Other Floating Senior Notes due 1995-1998     569        424         6.00%         6.04%   1995-1998          988         4.76%
Other floating rate notes due 1995-2004       906        425         6.04%         6.00%   1996-2004          498         4.52%
Other fixed rate notes due 1995-2006          355          -         6.75%            -            -          371         7.42%
                                           ------     ------        ------        ------   ---------       ------         -----
  Total                                    $7,162     $2,323                                               $8,561
                                           ======     ======        ======        ======   =========       ======         =====

(a) For floating rate debt issuances, the stated and effective interest rates were based on the respective rates at December 31, 1994 and 1993; these rates are not an indication of future interest rates.

(b)  Weighted average rates were determined where appropriate.

(c) Debt hedged through Swiss franc to U.S. dollar cross-currency interest rate swaps.

      The above interest rate swaps generally require the Company to pay a floating rate, with a predominant index of LIBOR (London Interbank Offered
Rate).

      Aggregate annual maturities of long-term debt for the five years ending December 31, 1999 are as follows (millions): 1995, $1,205; 1996, $3,237; 1997,
$349; 1998, $235; and 1999, $676.

      The Company paid interest (net of amounts capitalized) of $1.7 billion in 1994 and $1.9 billion in both 1993 and 1992.

      Approximately $260 million of the long-term financing for the Company's headquarters building is secured by certain mortgages on the interests of the Company in the building.

      In 1993, the Company issued 23,618,500 DECS (Debt Exchangeable for Common Stock), in the form of 6-1/4% Exchangeable Notes due October 15, 1996. The DECS were issued at a principal amount of $36.75 per DECS, resulting in net proceeds of approximately $842 million. At maturity, holders of DECS will receive, in exchange for the principal amount thereof, shares of FDC common stock, or at the Company's option, an equivalent amount of cash in lieu of such shares. The number of such shares or the amount of such cash will be based on the average market price of FDC common stock calculated during a period shortly before the maturity of the DECS. If the Company elects to deliver shares of FDC at maturity, the Company's holdings of FDC will be reduced to between zero (if the average market price of FDC shares is at or below $36.75) and approximately 3.3 million shares if the average market price of FDC shares is at or above $44.875. The market value of the Company's holdings in FDC at December 31, 1994 was approximately $1.1 billion.


NOTE 13 Fair Values of Financial Instruments

The Company is required to disclose fair value information for most on- and off-balance-sheet financial instruments for which it is practicable to estimate that value. Certain financial instruments, such as life insurance obligations, employee benefit obligations, investments accounted for under the equity method and all non-financial instruments, such as land, buildings and equipment, deferred acquisition costs and goodwill, are excluded from required disclosure. The Company's off-balance-sheet intangible assets, such as the American Express Company name and the future earnings of core businesses, are also excluded. The Company's management believes the value of these excluded assets is significant. The fair value of the Company, therefore, cannot be estimated by aggregating the amounts presented below.

      The fair values of financial instruments are estimates based upon market conditions and perceived risks at December 31, 1994 and 1993 and require varying degrees of management judgment. The fair values of the financial instruments presented may not be indicative of their future fair values.

                                                1994               1993

                                   -----------------   ------------------
                                   Carrying     Fair   Carrying      Fair
December 31, (millions)               Value    Value      Value     Value
                                   --------  -------   --------   -------
Financial Assets
Assets for which carrying values
  approximate fair values           $31,078  $31,078    $28,342   $28,342
Investments                         $40,108  $39,520    $39,308   $41,087
Loans and discounts                 $14,282  $14,370    $14,378   $14,464
Other assets                        $ 2,122  $ 2,122    $ 2,334   $ 2,334
Derivative financial instruments,
  net                               $    94  $    16    $    57   $    81
                                    -------  -------    -------   -------
Financial Liabilities
Liabilities for which carrying
  values approximate fair values    $34,105  $34,105    $32,131  $32,131
Fixed annuity reserves              $18,390  $17,652    $17,579  $16,882
Investment certificate reserves     $ 2,866  $ 2,800    $ 2,752  $ 2,680
Long-term debt                      $ 7,112  $ 7,025    $ 8,493  $ 8,812
Liabilities related to segregated
  asset accounts                    $10,399  $ 9,944    $ 8,645  $ 8,305
Other liabilities                   $ 5,330  $ 5,330    $ 6,140  $ 6,140
                                    =======  =======     ======  =======

      The carrying and fair values of other off-balance-sheet financial instruments are not material as of December 31, 1994 and 1993. See Notes 4 and 11 for carrying and fair value information regarding investments and derivative financial instruments, respectively. The following methods were used to estimate the fair values of financial assets and financial liabilities:

Financial Assets
Assets for which Carrying Values Approximate Fair Values: The carrying values of Cash and Cash Equivalents, Accounts Receivable and Accrued Interest, and Assets Held in Segregated Accounts approximate their fair values.

      Loans and Discounts: For variable rate loans that reprice within a year where there has been no significant change in counterparties' creditworthiness, fair values are based on carrying values. The fair values of all other loans, except for loans with significant credit deterioration, are estimated using discounted cash flow analysis, based on current interest rates for loans with similar terms to borrowers of similar credit quality. For loans with significant credit deterioration, fair values are based on revised estimates of future cash flows discounted at rates commensurate with the risk inherent in the revised cash flow projections, or for collateral dependent loans, on collateral values.

      Other Assets: The carrying values of applicable Other Assets which primarily include securities purchased under agreements to resell and customers' acceptance liabilities approximate their fair values.

Financial Liabilities
Liabilities for which Carrying Values Approximate Fair Values: The carrying values of Customers' Deposits and Credit Balances, Travelers Cheques Outstanding, Accounts Payable and Short-Term Debt approximate their fair values.

      Fixed Annuity Reserves: Fair values of annuities in deferral status are estimated as the accumulated value less applicable surrender charges and loans. For annuities in payout status, fair value is estimated using discounted cash flow analysis, based on current interest rates. The fair value of these reserves excludes life insurance-related elements of $1.8 billion in 1994 and $1.6 billion in 1993.

      Investment Certificate Reserves: For variable rate investment certificates that reprice within a year, fair values approximate carrying values. For other investment certificates, fair value is estimated using discounted cash flow analysis, based on current interest rates. The valuations are reduced by the amount of applicable surrender charges and related loans.

      Long-Term Debt: For variable rate long-term debt that reprices within a year, fair values approximate carrying values. For other long-term debt, fair value is estimated using either quoted market prices or discounted cash flow analysis based on the Company's current borrowing rates for similar types of borrowing arrangements.

      Liabilities Related to Segregated Accounts: Fair values of these liabilities, after excluding life insurance-related elements of $482 million in 1994 and $347 million in 1993, are estimated as the accumulated value less applicable surrender charges.

      Other Liabilities: The carrying values of applicable Other Liabilities which primarily include securities sold under agreements to repurchase, acceptances outstanding and income taxes payable approximate their fair values.


NOTE 14 Significant Credit Concentrations

A credit concentration exists if the Company's customers are involved in similar industries. The Company's businesses generate significant investments in both on- and off-balance-sheet financial instruments. The counterparties in these investments operate in diverse economic sectors. Therefore, management does not expect any material adverse impact to the Company's financial position to result from credit concentrations. Certain distinctions between categories required management judgment.

December 31, (dollars in millions)          1994          1993
                                         -------       -------
Financial institutions (a)               $11,591       $12,575
Individuals (b)                           45,165        44,186
U.S. Government and agencies (c)          18,491        17,977
All other                                 23,918        23,345
                                         -------       -------
  Total                                  $99,165       $98,083
                                         =======       =======
Composition:
On-balance-sheet                              78%           78%
Off-balance-sheet                             22            22
                                         -------       -------
  Total                                      100%          100%
                                         =======       =======

(a) Financial institutions primarily include banks, broker-dealers, insurance companies and savings and loan associations.

(b) Charge Card products have no preset spending limit; therefore, the quantified credit amount includes only the Card receivables recorded in the Consolidated Balance Sheet.

(c) U.S. Government and agencies represent the U.S. Government and its agencies, states and municipalities, and quasi-government agencies.


NOTE 15 Industry Segments and Geographic Operations

Industry Segments
The Company is principally in the business of providing travel related services, financial advisory services and international banking services throughout the world. The following table presents certain information regarding these industry segments at December 31, 1994, 1993 and 1992 and for the years then ended.

      Pretax income (loss) from continuing operations and income (loss) from continuing operations amounts reflect the Company's results before accounting changes. For 1994 and 1993, FDC is reported under the equity method of accounting and, therefore, is not consolidated in the Company's Financial Statements. The Company's equity in the net income of FDC is included in the Corporate and Other segment for 1994 and 1993; 1992 has not been restated.

      Prior years' segment amounts have been restated to reflect the transfer of certain international consumer financial services businesses from TRS to the Bank.

                                        American
                               Travel   Express    American                           Adjustments
                              Related   Financial  Express   First Data   Corporate           and
(millions)                   Services   Advisors   Bank      Corporation  and Other  Eliminations  Consolidated
                             --------   ---------  --------  -----------  ---------  ------------  ------------
1994
Net revenues                  $10,256   $ 3,270   $   652          -      $  188     $   (84)     $14,282
Pretax income from
  continuing operations before
  general corporate expenses  $ 1,396   $   631   $   119          -           -           -      $ 2,146
                               ------    ------    ------     ------      ------      ------       ------
General corporate expenses          -         -         -          -      $ (255)          -      $  (255)
Pretax income (loss) from
  continuing operations       $ 1,396   $   631   $   119          -      $ (255)          -      $ 1,891
Income (loss) from
  continuing operations       $   998   $   428   $    80          -      $ (126)          -      $ 1,380
Assets                        $42,483   $40,155   $13,281          -      $4,467     $(3,380)     $97,006
                               ======    ======    ======     ======       =====      ======       ======
1993
Net revenues                  $ 9,432   $ 3,156   $   677          -      $  163     $  (174)     $13,254
Pretax income from
  continuing operations before
  general corporate expenses  $ 1,173   $   518   $   134          -           -           -      $ 1,825
General corporate expenses          -         -         -          -      $  501           -      $   501
                              -------   -------   -------     ------      ------      ------       ------
Pretax income from
  continuing operations       $ 1,173   $   518   $   134          -      $  501           -      $ 2,326
Income from continuing
  operations                  $   884   $   358   $    92          -      $  271           -      $ 1,605
Assets                        $38,804   $37,351   $14,137          -      $6,555     $(2,715)     $94,132
                               ======    ======    ======      =====       =====      ======       ======
1992
Net revenues                  $ 9,643   $ 2,874   $   658     $1,205      $  232     $  (357)     $14,255
Pretax income (loss) from
  continuing operations before
general corporate expenses    $   264   $   408   $    27     $  183      $   (1)          -      $   881
General corporate expenses          -         -         -          -      $   15           -      $    15
                              -------   -------   -------     ------       ------     -------     -------
Pretax income from
  continuing operations       $   264   $   408   $    27     $  183      $   14           -      $   896
Income (loss) from
  continuing operations       $   234   $   297   $    35     $   92      $  (80)          -      $   578
Assets                        $36,412   $31,949   $13,937     $3,916      $5,606     $(1,708)     $90,112
                              =======   =======   =======     ======      ======     =======      =======

      Net revenues includes interest earned on the investment of funds attributable to each industry segment. Pretax income (loss) from continuing operations before general corporate expenses is net revenues less operating expenses, including interest, related to each industry segment's revenues.

      Net income (loss) from continuing operations includes a provision for income taxes calculated on a separate return basis; however, additional benefits from operating losses, loss carrybacks and tax credits (principally foreign tax credits) recognizable for the Company's consolidated reporting purposes are allocated based upon the tax sharing agreement among members of the American Express Company consolidated U.S. tax group.

      Assets are those that are used or generated exclusively by each industry segment. The adjustments and eliminations required to arrive at the consolidated amounts shown above consist principally of the elimination of intersegment financial revenues and assets.

Geographic Operations
The following table presents certain information regarding the Company's operations in different geographic regions at December 31, 1994, 1993 and 1992 and for the years then ended. Pretax income from continuing operations amounts reflect the Company's results before the accounting changes discussed in Note 1.

                                                                       Adjustments
                                United              Asia/    All               and
(millions)                      States   Europe   Pacific  Other      Eliminations  Consolidated
                               -------   ------   -------  ------     ------------  ------------
1994
Net revenues                   $10,801   $1,858    $1,220   $1,028      $ (625)    $14,282
Pretax income from continuing
  operations before general
  corporate expenses            $1,405   $  364    $  225   $  152      $    -     $ 2,146
General corporate expenses        (255)       -         -        -           -        (255)
                                ------   ------    ------   ------      ------     -------
Pretax income from
  continuing operations        $ 1,150   $  364    $  225   $  152      $    -     $ 1,891
Assets                         $72,447   $9,361    $7,119   $3,669      $  (57)    $92,539
Corporate assets                                                                     4,467
                                ------   ------    ------   ------     -------     -------
Total assets                                                                       $97,006
                                ======   ======    ======   ======     =======     =======
1993
Net revenues                   $10,163   $1,562    $1,087  $  939       $ (497)    $13,254
Pretax income from continuing
  operations before general
  corporate expenses           $ 1,262   $  221    $  202   $  140           -     $ 1,825
General corporate expenses         501        -         -        -           -         501
                                ------   ------    ------   ------     -------     -------
Pretax income from
  continuing operations        $ 1,763   $  221    $  202   $  140           -     $ 2,326
Assets                         $68,399   $8,221    $7,188   $3,715      $   54     $87,577
Corporate assets                                                                     6,555
                                ------   ------    ------   ------     -------      ------
Total assets                                                                       $94,132
                                ======   ======    ======   ======     =======     =======
1992
Net revenues                   $10,818   $1,695    $1,000   $1,001      $ (259)    $14,255
Pretax income from continuing
  operations before general
  corporate expenses           $   574   $    5    $  140   $  162           -     $   881
General corporate expenses          15        -         -        -           -          15
                                ------   ------    ------   ------     -------      ------
Pretax income from
  continuing operations        $   589   $    5    $  140   $  162           -     $   896
Assets                         $64,674   $9,000    $5,943   $3,393      $1,496     $84,506
Corporate assets                                                                     5,606
                                ------   ------    ------   ------      ------      ------
Total assets                                                                       $90,112
                                ======   ======    ======   ======     =======     =======

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


NOTE 16 Lease Commitments and Other Contingent Liabilities

The Company leases certain office facilities and operating equipment under noncancellable and cancellable agreements. Total rental expense amounted to $425 million in 1994, $391 million in 1993 and $461 million in 1992. At December 31, 1994, the minimum aggregate rental commitment under all noncancellable leases (net of subleases) was (millions): 1995, $281; 1996, $239; 1997, $180; 1998, $106; 1999, $87; and $393 for years thereafter. Many of these leases provide for additional rentals based on increases in property taxes or the general cost of living index, or for payment of property taxes or other operating expenses by the lessee; in addition, many leases contain renewal clauses.

      The Company is not a party to, nor are any of its properties the subject of, any pending legal proceedings that, in the opinion of management, would have a material adverse effect on the Company's financial position.

      In addition to the off-balance-sheet risks discussed in Note 11, the Company has various other commitments and contingent liabilities not reflected in the Consolidated Balance Sheet. The Company does not anticipate any material adverse effect on its financial position resulting from these commitments and contingent liabilities.


NOTE 17 Transfer of Funds from Subsidiaries

The Securities and Exchange Commission requires the disclosure of certain restrictions on the flow of funds to a parent company from its subsidiaries in the form of loans, advances or dividends.

      Principal restrictions exist under debt agreements and regulatory requirements of certain of the Company's subsidiaries. In addition, the Bank is prohibited from making loans, the proceeds of which are to be used for a U.S. domestic purpose. These restrictions have not had any effect on the Company's shareholder dividend policy and management does not anticipate any effect in the future.

      At December 31, 1994, the aggregate amount of net assets of subsidiaries that may be transferred to the parent company was approximately $5.8 billion. Should specific additional needs arise, procedures exist to permit immediate transfer of short-term funds between the Company and its subsidiaries, while complying with the various contractual and regulatory constraints on the internal transfer of funds.

NOTE 18 Quarterly Financial Data (Unaudited)

Summarized quarterly financial data is as follows
(millions, except per share amounts):

                                             1994                 1993
                             --------------------------- ----------------------------
Quarter Ended                 12/31   9/30   6/30   3/31  12/31   9/30   6/30    3/31
                             ------ ------ ------ ------ ------ ------ ------  ------
Net revenues                 $3,802 $3,604 $3,506 $3,370 $3,478 $3,369 $3,297  $3,110
Pretax income from
  continuing operations         475    498    478    440    392    416    417   1,101
Income from continuing
  operations                    335    369    359    317    291    313    301     701
Net income                      335    369    357    353    399    420    416     243
Income from continuing
  operations per common share   .65    .71    .70    .62    .57    .61    .60    1.41
Net income per common share     .65    .71    .69    .69    .78    .83    .83     .48
Cash dividends declared per
  common share                 .225   .225   .225    .25    .25    .25    .25     .25
Common share prices:
  High                        31.63  32.00  28.88  29.23  31.99  32.32  28.57   25.59
  Low                         28.13  25.25  23.17  23.28  26.25  26.92  23.39   19.75
                             ====== ====== ====== ====== ====== ====== ======  ======

Notes: Historical common share prices have been adjusted to reflect the Lehman spin-off at a ratio based on the trading prices of the Company's common shares and shares of Lehman common stock on May 31, 1994.

First quarter 1993 results reflected a gain of $433 million ($779 million pretax) on the sale of FDC shares.

REPORT OF ERNST & YOUNG LLP INDEPENDENT AUDITORS

The Shareholders and Board of Directors of
American Express Company

We have audited the accompanying consolidated balance sheets of American Express Company as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the management of American Express Company. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Express Company at December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the financial statements, the Company changed its method of accounting for certain investments in debt and equity securities in 1994 and for income taxes and postretirement benefits other than pensions in 1992.


/s/ Ernst & Young LLP

New York, New York
February 2, 1995

CONSOLIDATED FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
(millions, except per share amounts
  and where italicized)                   1994     1993     1992      1991     1990
                                          ----     ----     ----      ----     ----
OPERATING RESULTS
Net revenues                           $14,282  $13,254  $14,255   $13,244  $12,600
Percent increase (decrease)                  8%      (7)%      8%        5%      15%
Expenses                                12,391   10,928   13,359    12,622   11,022
Income from continuing operations
  before accounting changes:
  As reported                            1,380    1,605      578       607    1,148
  Adjusted*                              1,380    1,172      153       607    1,148
Percent increase (decrease):
  As reported                              (14)%    178%      (5)%     (47)%      4%
  Adjusted*                                 18%     666%     (75)%     (47)%      4%
Net income                               1,413    1,478      461       789      181
Percent increase (decrease)                 (4)%    220%     (42)%     335%     (84)%
Return on average shareholders'
  equity**                                20.5%    20.9%     3.1%     13.2%    30.8%

ASSETS AND LIABILITIES
Cash and cash equivalents              $ 3,433  $ 3,312  $ 3,408   $ 3,391  $ 4,277
Accounts receivable and accrued
  interest, net                         17,147   16,142   15,293    16,866   16,852
Investments                             40,108   39,308   37,629    32,634   30,532
Loans and discounts, net                14,722   14,796   14,750    15,670   13,948
Total assets                            97,006   94,132   90,112    84,541   77,989
Customers' deposits and credit
  balances                              10,013   11,131   11,637    12,693   14,360
Travelers Cheques outstanding            5,271    4,800    4,729     4,375    4,225
Insurance and annuity reserves          24,849   23,406   20,893    17,741   14,789
Short-term debt                         14,810   12,489   11,163    12,396   11,555
Long-term debt                           7,162    8,561    8,614     8,734    7,276
Shareholders' equity                     6,433    8,734    7,499     7,465    6,635

COMMON SHARE STATISTICS
Income per share from continuing
  operations before accounting changes $  2.68  $  3.17  $  1.12  $  1.21  $  2.54
Net income per share                   $  2.75  $  2.92  $   .88  $  1.59  $   .34
Cash dividends declared per share      $  .925  $  1.00  $  1.00  $   .96  $   .92
Book value per share                   $ 12.57  $ 16.81  $ 14.58  $ 14.43  $ 13.21
Cash dividends declared per share
  - pro forma                          $   .90  $   .90  $   .90  $  .864  $  .828
Book value per share - pro forma       $ 12.57  $ 11.81  $  8.84  $  8.62  $  7.99
Market price per share:
  High                                 $ 32.00  $ 32.32  $ 22.39  $ 26.81  $ 31.11
  Low                                  $ 23.17  $ 19.75  $ 17.65  $ 15.89  $ 15.44
  Close                                $ 29.50  $ 27.25  $ 21.95  $ 18.09  $ 18.20
Average shares outstanding for
  income per share                         509      500      477      470      439
Shares outstanding at year end             496      490      480      472      464
Number of shareholders of record        60,520   58,179   54,526   54,960   54,368
                                        ------   ------   ------   ------   ------
OTHER STATISTICS
Number of employees at year end
  United States                         43,421   40,342   38,266   37,018   36,605
  Outside United States                 28,991   24,151   24,388   24,090   23,687
  Total                                 72,412   64,493   62,654   61,108   60,292

* Adjusted to exclude the gains on the sale of FDC in 1993 and 1992 of $433 million and $425 million, respectively.
** Based on adjusted income from continuing operations before accounting changes.

Note: Prior year amounts have been restated to present Lehman as a discontinued operation. Historical common share prices have been adjusted to reflect the Lehman spin-off at a ratio based on the trading prices of the Company's common shares and shares of Lehman common stock on May 31, 1994. Pro forma cash dividends declared and book value per share have also been adjusted to reflect the Lehman spin-off. For purposes of the pro forma book value per share calculation, it is assumed that the spin-off includes the book value of the Company's investment in Lehman at the balance sheet date plus the capital infusion of approximately $904 million that was made immediately prior to the spin-off. In addition, the number of employees has been restated to exclude FDC, which is accounted for as an equity investment as of January 1, 1993. Excluding FDC from 1992, 1991 and 1990, net revenues were $13.1 billion, $12.3 billion and $11.8 billion, respectively, and expenses were $12.4 billion, $11.8 billion and $10.4 billion, respectively.