Form 10-K, Exhibit 13
period 1995-12-31
AMERICAN EXPRESS CO
filed 1996-03-29
CIK 4962

EXHIBIT 13

                              FINANCIAL REVIEW
                           AMERICAN EXPRESS COMPANY

CONSOLIDATED RESULTS OF OPERATIONS

American Express Company's (the Company) consolidated net income increased 13 percent to $1.6 billion in 1995, compared with income from continuing operations of $1.4 billion in 1994 and $1.2 billion in 1993 before a $433 million gain on the sale of First Data Corporation (FDC) stock. Consolidated net income increased 11 percent to $1.6 billion in 1995, compared with $1.4 billion in 1994 and $1.5 billion in 1993.

Net income per share for 1995 increased 16 percent to $3.11, compared with per share income from continuing operations of $2.68 in 1994 and $2.30 in 1993 before the FDC gain. The 1995 growth in earnings per share was primarily driven by revenue growth, as well as a reduction in average shares outstanding. The 1994 growth in earnings per share resulted from revenue growth and improving margins. Net income per share was $2.75 in 1994 and $2.92 in 1993.

On May 31, 1994, the Company completed the spin-off of its subsidiary, Lehman Brothers Holdings Inc. Accordingly, the results of Lehman Brothers (Lehman) are reported as a discontinued operation in the Consolidated Financial Statements through the spin-off date.

Consolidated net revenues increased 11 percent to $15.8 billion in 1995, compared with $14.3 billion in 1994 and $13.3 billion in 1993. The 1995 increase in revenues was driven by growth in several Travel Related Services' businesses, including the Consumer Card businesses and Corporate Card and travel businesses, and at American Express Financial Advisors. The Company's goal is to achieve at least two-thirds of its earnings per share growth by increasing revenues and the remainder by reducing costs and shares outstanding.

In October 1994, the Company announced a series of decisions that represented a continuation of a reengineering program launched in 1992 to provide better customer value at significantly lower costs. These decisions have resulted in significant staff reductions throughout the Company. Costs related to these initiatives are not expected to have a material impact on current or future earnings. Savings generated by these actions have been, and will continue to be, reinvested in the business and help facilitate the achievement of the Company's business objectives.

Consolidated Liquidity and Capital Resources

During 1995, the Company continued to focus on building shareholder value by maintaining a strong capital position and funding profitable growth opportunities in its core businesses. The Company believes capital allocation to businesses with a return on risk-adjusted equity in excess of its cost of equity and sustained earnings growth in its core businesses will continue to


                                      -1-        (1995 Annual Report p. 21)
build shareholder value. Investments are made in programs that are expected to offer superior value to customers, achieve best-in-class economics and enhance the American Express brand. The Company's objective is to perform in such a way that it will be recognized as a growth company. Consistent with its capital allocation policy, the Company completed the tax-free spin-off of Lehman to shareholders in 1994. In 1995, the Company also sold AMEX Life Assurance Company.

The Company's dividend philosophy is to retain enough earnings to sustain earnings per share growth in the 12 percent to 15 percent range. The Company does not anticipate an increase in its dividend. To the extent retained earnings exceed investment opportunities, the Company will return excess capital to shareholders in the form of share repurchases. The Company believes this is more tax-efficient to its shareholders and provides greater financial flexibility. Since the Company began its repurchase programs in 1994, it has returned approximately $1.3 billion in capital to shareholders, in excess of dividends.

Share Repurchase Program

Beginning in 1994, the Company put in place two share repurchase programs authorized by the Board of Directors, which permit the repurchase of up to 60 million common shares over the next several years as market conditions allow. The share repurchases are intended to reduce the number of outstanding common shares and common share equivalents to less than 500 million. The average number of outstanding common shares and common share equivalents was 498 million for the year ended December 31, 1995 and 493 million for the fourth quarter of 1995. Since inception of the initial repurchase plan in 1994, the Company has repurchased and cancelled 38.3 million shares under the repurchase programs at an average price of $34.56 per share. In both 1995 and 1994, the Company sold put options as a means of reducing the cost of the repurchase programs.

See Note 7 to the Consolidated Financial Statements.

Risk Management

The Company manages substantial daily cash flows, investment portfolios, receivables and loans and related financing requirements, as well as the related market, credit and operational risks. Management controls the risk profile of the Company through ongoing assessments of risk exposures and by retaining, hedging or transferring risk to third parties. In addition to management of the Company's aggregate risk exposures, management establishes and oversees implementation of Board-approved policies covering the Company's funding, investments and use of derivative financial instruments. The Company's objective is to manage risk in order to assure that the Company's returns are appropriate for the level of risk assumed while achieving consistent earnings growth. See the Financial Review of each business segment for a discussion of their respective Risk Management activities. See Note 11 to the Consolidated Financial Statements for a discussion of the Company's use of derivatives.

Financing Activities

The Company monitors liquidity and has implemented  procedures to effect the immediate transfer of short-term funds within the Company if necessary to meet liquidity needs. These internal transfer mechanisms are subject to and comply with various contractual and regulatory constraints.
                                   -2-          (1995 Annual Report pp. 21-22)
The parent company generally meets its short-term funding needs through an intercompany dividend policy, whereby each business unit remits approximately
50 percent of its earnings, and the issuance of commercial paper. The Board of
Directors has authorized a parent company commercial paper program that is supported by a $1.2 billion multi-purpose credit facility. In 1995, the parent company restructured this facility, reducing its cost and extending the multi-
year portion from three years to five years under more favorable terms. No borrowings have been made under this facility. Average commercial paper outstanding was $177 million during 1995 and $100 million during 1994.
Commercial paper outstanding was $100 million at both December 31, 1995 and
1994.

Total parent company long-term debt outstanding was $2.3 billion at December 31, 1995 and $2.8 billion at December 31, 1994. During 1995, the parent company paid down $700 million of a $945 million Floating Medium-Term Senior Note due 1996 in exchange for an extension and modification of terms on the remaining balance through the year 2000. At December 31, 1995, the parent company had $1.1 billion of debt or equity securities available for issuance under a shelf registration filed with the Securities and Exchange Commission. See the Financial Review of each business segment for a discussion of 1995 financing activities of subsidiaries.

Accounting Developments

The Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and SFAS No. 123, "Accounting for Stock-Based Compensation," are effective January 1, 1996. SFAS No. 121 is not expected to have a material impact on the Company's results of operations or financial condition. SFAS No. 123 encourages but does not require expense recognition for certain stock-based compensation awards. The Company does not expect to adopt the expense recognition accounting provision of this Statement.

























                                       -3-          (1995 Annual Report p. 22)

TRAVEL RELATED SERVICES

Results of Operations
                                     Statement of Income
(Amounts in millions)                                       Year Ended December 31,
                                               1995                  1994                    1993
                                             ------                ------                  ------
Net Revenues:
  Discount Revenue                           $4,457                $3,984                  $3,621
  Net Card Fees                               1,742                 1,727                   1,727
  Travel Commissions and Fees                 1,288                   948                     710
  Interest and Dividends                        969                   776                     724
  Other Revenues                              2,054                 1,873                   1,722

Lending:
  Finance Charge Revenue                      1,529                 1,258                   1,185
  Interest Expense                              497                   310                     257
                                             ------                ------                  ------
    Net Finance Charge Revenue                1,032                   948                     928
                                             ------                ------                  ------
    Total Net Revenues                       11,542                10,256                   9,432
                                             ------                ------                  ------
Expenses:
  Marketing and Promotion                       950                 1,036                   1,068
  Provision for Losses
   and Claims:
    Charge Card                                 835                   633                     702
    Lending                                     522                   378                     417
    Other                                       416                   471                     429
                                             ------                ------                  ------
    Total                                     1,773                 1,482                   1,548
                                             ------                ------                  ------
Interest Expense:
  Charge Card                                   673                   535                     534
  Other                                         453                   296                     265
                                             ------                ------                  ------
  Total                                       1,126                   831                     799
Net Discount Expense                            414                   326                     219
Human Resources                               2,829                 2,583                   2,227
Other Operating Expenses                      2,871                 2,602                   2,398
                                             ------                ------                  ------
  Total Expenses                              9,963                 8,860                   8,259
                                             ------                ------                  ------
Pretax Income                                 1,579                 1,396                   1,173
Income Tax Provision                            454                   398                     289
                                             ------                ------                  ------
Net Income                                   $1,125                  $998                    $884
                                             ======                ======                  ======

Travel Related Services' (TRS) net revenues increased in both 1995 and 1994 reflecting an increase in worldwide business billed on American Express Cards and higher business travel sales. The increase in billed business in both years resulted from higher spending per Cardmember, due in part to increased merchant coverage and the benefits of rewards programs, as well as an increase in the number of Cards outstanding. The 1995 and 1994 increase in billed

                                       -4-           (1995 Annual Report p. 23)
business also reflected strong growth in Corporate Card billed business.
Worldwide Cards in force increased in 1995 and 1994 reflecting, in part, the introduction of new products, including the Optima True Grace Card which was introduced late in 1994. Higher business travel sales in both years resulted from acquisitions and growth. Discount revenue increased in 1995 and 1994 primarily reflecting an increase in Card billed business, marginally offset by a lower average discount rate. The lower discount rate in both years reflects a change in the mix of Cardmember spending, as well as increasing electronic merchant data capture in selected international markets. Lending net finance charge revenue increased in 1995 and 1994 reflecting higher average receivables, which were partially offset by lower net interest spreads.

                       Selected Statistical Information
(Amounts in millions, except where indicated)                        Year Ended December 31,
                                                                1995           1994          1993
                                                              ------         ------        ------
Total Cards in Force:
  United States                                                 26.7           25.3          24.7
  Outside the United States                                     11.1           11.0          10.7
                                                              ------         ------        ------
     Total                                                      37.8           36.3          35.4
                                                              ======         ======        ======
Basic Cards in Force:
  United States                                                 20.0           18.6          18.0
  Outside the United States                                      8.7            8.1           8.0
                                                              ------         ------        ------
     Total                                                      28.7           26.7          26.0
                                                              ======         ======        ======
Card Billed Business (billions):
  United States                                               $115.2         $101.2         $89.8
  Outside the United States                                     46.4           39.7          34.3
                                                              ------         ------        ------
     Total                                                    $161.6         $140.9        $124.1
                                                              ======         ======        ======
Travelers Cheque Sales (billions)                              $25.6          $24.9         $23.6
Average Travelers Cheques
  Outstanding (billions)                                        $6.0           $5.3          $5.0
Travel Sales (billions)                                        $15.1          $10.7          $8.0

Marketing and promotion expense decreased in both 1995 and 1994 primarily reflecting reengineering saves. The worldwide Charge Card provision increased in 1995 reflecting volume growth, as well as higher loss rates particularly in
Latin America and, more recently, in the small business Corporate Card portfolio. The worldwide Charge Card provision declined in 1994 reflecting improvement in Card credit experience and a higher level of securitized receivables, partly offset by an increase in billed business. The worldwide lending provision increased in 1995 due to higher loss rates, as well as portfolio growth since TRS establishes reserves for future losses at the time loans are recorded. The worldwide lending provision declined in 1994 reflecting continued improvement in the credit quality of the worldwide lending portfolio. Charge Card interest expense increased in 1995 reflecting higher borrowing rates and increased volume, while in 1994 increased volume was offset by lower borrowing rates compared with 1993. The increase in human
                                        -5-         (1995 Annual Report p. 23)
resources expense in both years reflected the impact of business travel acquisitions and growth to support increased business volumes. Other operating expenses in 1995 and 1994 increased reflecting a number of factors, including:
business travel acquisitions and growth; ongoing spending for new business initiatives and technology enhancements; and funding new Card products and loyalty initiatives. The increase in 1995 also reflected up-front costs related to reengineering activities.

TRS' asset securitization program resulted in net discount expense of $414 million, $326 million and $219 million and fee revenue of $84 million, $80 million and $54 million in 1995, 1994 and 1993, respectively. The program reduced the Charge Card provision by $167 million, $127 million and $89 million in 1995, 1994 and 1993, respectively, and reduced Charge Card interest expense. There was no impact on net income for 1995, 1994 or 1993.

In October 1995, TRS completed the sale of AMEX Life Assurance Company (AMEX
Life), which did not materially impact net income. Excluding AMEX Life from both years, TRS' net revenues and expenses would have increased approximately 14 percent in 1995.

Risk Management

TRS employs a variety of interest rate and foreign exchange hedging strategies to protect its balance sheet and statement of income from interest rate and foreign currency risk. TRS' hedging policies are established, maintained and monitored by a central treasury function. TRS generally hedges its exposures along product lines.

For its Charge Card product, TRS funds its Cardmember receivables using both on-and off-balance-sheet sources such as long-term debt, medium-term notes, commercial paper and other debt, as well as an off-balance-sheet asset securitization program. Such funding is predominantly provided by American Express Credit Corporation (Credco). Interest rate exposure is managed through the issuance of long-term and short-term debt and the use of interest rate swaps to achieve a targeted 30 percent to 40 percent fixed and 60 percent to 70 percent floating mix. From time to time, TRS may review and change this ratio. Foreign exchange risk arising from cross-currency charges and balance sheet exposures are managed primarily by entering into agreements to buy and sell currencies on a spot or forward basis.

For its lending products, TRS funds its Cardmember loans using a mixture of short- and long-term debt, primarily through American Express Centurion Bank (Centurion Bank). TRS' lending products are linked to a floating rate base and generally reprice each month. TRS enters into interest rate swaps to convert fixed and floating rate debt to floating rate debt which matches the terms of Cardmember loans. Foreign exchange risk arising from cross-currency charges and balance sheet exposures are managed primarily by entering into agreements to buy and sell currencies on a spot or forward basis.

For its Stored Value Group, travel and other businesses, which are predominantly self-funding, foreign exchange risk is hedged using a combination of spot foreign exchange transactions and forward foreign exchange contracts.





                                       -6-       (1995 Annual Report pp. 23-24)

Liquidity and Capital Resources
                                    Selected Balance Sheet Information
(Amounts in billions, except percentages)
                                                                  December 31,

                                                            1995                 1994
                                                          ------               ------
Accounts Receivable, net                                   $18.9                $16.8
Investments                                                 $9.2                $10.7
U.S. Cardmember Lending Balances                           $10.0                 $8.1
Total Assets                                               $45.2                $42.5
Travelers Cheques Outstanding                               $5.7                 $5.3
Short-term Debt                                            $17.9                $15.1
Long-term Debt                                              $4.4                 $3.4
Total Liabilities                                          $40.3                $38.2
Total Shareholder's Equity                                  $4.9                 $4.3
Return on Average Equity                                   24.6%                23.9%


At December 31, 1995 and 1994, TRS had securitized $2.5 billion of receivables that are not reflected in the Consolidated Balance Sheet. TRS intends to fund up to 25 percent of its receivables and loans through off-balance-sheet asset securitization programs over time.

Through Credco and Centurion Bank, TRS issued in 1995 approximately $1.0 billion of medium- and long-term debt at various rates and maturities. The proceeds were used to fund Cardmember receivables and Cardmember loans. At December 31, 1995, Credco had approximately $1.0 billion of medium- and long-term debt available for issuance under shelf registrations filed with the Securities and Exchange Commission.

TRS, primarily through Credco, maintained commercial paper outstanding of approximately $12.7 billion at an average interest rate of 5.6 percent and approximately $10.2 billion at an average interest rate of 5.8 percent at December 31, 1995 and 1994, respectively. Unused lines of credit of approximately $5.8 billion were available at December 31, 1995 to support a portion of TRS' commercial paper borrowings. Borrowings under bank lines of credit totaled $1.5 billion at December 31, 1995 and $1.4 billion at December 31, 1994.

U.S. Cardmember lending balances increased primarily reflecting growth in traditional products and the introduction of new products. The decline in investments reflects the sale of AMEX Life.










                                       -7-           (1995 Annual Report p. 24)

AMERICAN EXPRESS FINANCIAL ADVISORS
Results of Operations
                                 Statement of Income
(Amounts in millions)                                              Year Ended December 31,
                                                            1995            1994          1993
                                                          ------          ------        ------
Revenues:
  Investment Income                                       $2,209          $1,994        $2,049
  Management and
    Distribution Fees                                        935             806           727
  Other Income                                               547             470           380
                                                          ------          ------        ------
     Total Revenues                                        3,691           3,270         3,156
                                                          ------          ------        ------
Expenses:
  Provision for Losses
    and Benefits:
    Annuities                                              1,156           1,028         1,065
    Insurance                                                401             370           321
    Investment Certificates                                  205             107           124
                                                          ------          ------        ------
     Total                                                 1,762           1,505         1,510
  Human Resources                                            877             823           757
  Other Operating Expenses                                   297             311           371
                                                          ------          ------        ------
     Total Expenses                                        2,936           2,639         2,638
                                                          ------          ------        ------
Pretax Income                                                755             631           518
Income Tax Provision                                         252             203           160
                                                          ------          ------        ------
Net Income                                                  $503            $428          $358
                                                          ======          ======        ======

American Express Financial Advisors' revenue and earnings growth in both 1995 and 1994 benefited primarily from higher fee revenues due to an increase in managed assets, as well as an increase in life insurance in force. These increases were partially offset by the impact of lower investment margins in 1995.

The change in investment income in both 1995 and 1994 reflected higher asset levels, offset in 1994 by the impact of lower investment yields compared with 1993. Management and distribution fees in both years increased reflecting increased management fee revenue due to a higher asset base. The increase in management fees in 1995 was partly offset by a decline in distribution fees due to the availability, beginning in 1995's second quarter, of a broader range of rear-load funds. The growth in managed assets in 1995 reflects strong market appreciation and positive net sales. Managed assets increased in 1994 reflecting strong net sales, partly offset by market depreciation. Other income increased in both years primarily due to higher life insurance contract charges and premiums.

Provisions for losses and benefits increased in 1995 reflecting increased business in force and higher accrual rates for all products. The provision for annuity benefits declined in 1994 reflecting lower accrual rates, partly offset by higher annuities in force. The 1994 increase in the provision for
                                      -8-           (1995 Annual Report p. 25)
insurance benefits reflected increased life insurance in force. The 1994 decline in the provision for investment certificates reflected lower investment certificates in force and lower accrual rates in the first half of
1994. Human resources expense increased in 1995 reflecting higher financial advisors' compensation and, to a lesser extent, an  increase in the number of employees. The 1994 increase in human resources expense reflected an increase in the number of employees and financial advisors and increased commissionable sales. Other operating expenses declined slightly in 1995 from 1994, which included accelerated amortization of deferred acquisition costs due to surrenders as a result of an annuity exchange plan. The decline in 1994 compared with 1993 primarily reflected a lower provision for insurance industry guarantee association assessments.

                      Selected Statistical Information

(Amounts in millions, except percentages and where indicated)
                                                                  Year Ended December 31,
                                                            1995           1994          1993
                                                          ------         ------        ------
Life Insurance
    in Force (billions)                                    $59.4          $52.7         $46.1
  Deferred Annuities
    in Force (billions)                                    $32.9          $28.2         $25.8
  Assets Owned and/or
  Managed (billions):
  Assets managed
    for institutions                                       $32.0          $27.4         $25.0
  Assets owned and managed
    for individuals:
    Owned Assets                                            48.3           40.2          37.4
    Managed Assets                                          49.2           37.9          37.3
                                                          ------         ------        ------
     Total                                                $129.5         $105.5         $99.7
                                                          ======         ======        ======
Sales of Selected Products:
  Mutual Funds                                           $10,202         $8,940        $8,583
  Annuities                                               $3,520         $4,360        $4,105
  Investment Certificates                                 $1,467         $1,068          $575
  Life and Other
    Insurance Sales                                         $383           $324          $309
Number of Financial Advisors                               7,945          8,054         7,655
Fees from Financial
  Plans (thousands)                                      $40,828        $39,651       $37,382
Product Sales Generated
  from Financial Plans as a
  Percentage of Total Sales                                64.1%          61.7%         57.5%

Risk Management

American Express Financial Advisors' owned investment securities are, for the most part, held by its life insurance and investment certificate subsidiaries. These subsidiaries primarily invest in long-term and intermediate-term fixed income securities for the purpose of providing their fixed annuity and investment certificate clients with a competitive rate of return on their investments while minimizing risk. In addition, investment in fixed income

                                       -9-       (1995 Annual Report pp. 25-26)
securities provides American Express Financial Advisors with a dependable and targeted margin between the interest rate earned on investments and the interest rate credited to clients' accounts. American Express Financial
Advisors does not invest in securities to generate trading profits for its own account.

The life insurance and investment certificate subsidiaries have investment committees that hold regularly scheduled meetings and, when necessary, special meetings. At these meetings, the committees review models projecting different interest rate scenarios and their impact on the profitability of each subsidiary. The objective of the committees is to structure their investment security portfolios based upon the type and behavior of products in their liability portfolios so as to achieve targeted levels of profitability and meet contractual obligations.

Rates credited to customers; accounts are generally reset at shorter intervals than the maturity of underlying investments. Therefore, American Express Financial Advisors' margins may be negatively impacted by increases in the general level of interest rates. Part of the committees' strategies include the purchase of some types of derivatives, such as interest rate caps and corridors, for hedging purposes. These derivatives protect margins by increasing investment returns if there is a sudden and severe rise in interest rates, thereby mitigating the impact of an increase in rates credited to clients' accounts.

Liquidity and Capital Resources
                          Selected Balance Sheet Information
(Amounts in billions, except percentages)
                                                                             December 31,
                                                                        1995             1994
                                                                      ------           ------
Investments                                                            $28.8            $25.2
Assets Held in Segregated
  Asset Accounts                                                       $15.0            $10.9
Total Assets                                                           $48.3            $40.2
Reserves for Losses and Benefits                                       $28.6            $25.6
Total Liabilities                                                      $45.2            $38.0
Total Shareholder's Equity                                              $3.1             $2.1
Return on Average Equity                                               19.4%            18.6%

American Express Financial Advisors' total assets increased primarily reflecting increases in assets held in segregated asset accounts and investments. These increases reflected strong market appreciation and positive net sales. American Express Financial Advisors' investments are comprised primarily of corporate bonds and obligations and mortgage-backed securities, including below investment grade debt securities of $2.3 billion in 1995 and
$2.1 billion in 1994. Investments also include mortgage loans of $3.2 billion in 1995 and $2.7 billion in 1994. Investments are principally funded by sales of insurance and annuities, and by reinvested income. Maturities of these investments are matched, for the most part, with the expected future payments of insurance and annuity obligations. Assets held in segregated asset accounts, primarily investments carried at market value, are held for the exclusive benefit of variable annuity and variable life insurance contract holders. American Express Financial Advisors earns investment management and administration fees from the related funds.
                                       -10-          (1995 Annual Report p. 26)

AMERICAN EXPRESS BANK
Results of Operations
                                     Statement of Income
(Amounts in millions)
                                                                    Year Ended December 31,
                                                                1995        1994          1993
                                                              ------      ------        ------
Net Revenues:
  Interest Income                                               $925        $952          $960
  Interest Expense                                               604         604           595
                                                              ------      ------        ------
    Net Interest Income                                          321         348           365
  Commissions, Fees and
    Other Revenues                                               243         232           236
  Foreign Exchange Income                                         79          72            76
                                                              ------      ------        ------
    Total Net Revenues                                           643         652           677
                                                              ------      ------        ------
Provision for Credit Losses                                        7           8            44
                                                              ------      ------        ------
Expenses:
  Human Resources                                                248         250           236
  Other Operating Expenses                                       273         275           263
                                                              ------      ------        ------
    Total Expenses                                               521         525           499
                                                              ------      ------        ------
Pretax Income                                                    115         119           134
Income Tax Provision                                              38          39            42
                                                              ------      ------        ------
Net Income                                                       $77         $80           $92
                                                              ======      ======        ======

American Express Bank's (the Bank) results for 1995 reflected lower net interest income, partially offset by growth in foreign exchange and correspondent banking revenues and lower operating expenses. Results for 1994 reflected lower net revenues and higher operating expenses. The decline in 1994 results was partially offset by a reduction in the provision for credit losses. Effective January 1, 1993, the U.S. federal income tax rate was increased from 34 percent to 35 percent. The Bank's results for 1993 included a $5 million benefit from the impact of the tax rate change on its net deferred tax assets as of January 1, 1993.

Net interest income in both years declined reflecting narrower spreads on the investment portfolio. The net yield on interest-earning assets (net interest income on a tax equivalent basis as a percentage of total average interest-earning assets) was 2.88 percent in 1995, compared with 2.85 percent and 2.92 percent in 1994 and 1993, respectively. The higher net yield in 1995 reflects a reduction in low-yielding placements with banks and a corresponding decrease in customers' deposits. Commissions, fees and other revenues increased in 1995 primarily reflecting growth in correspondent banking fee income. Foreign exchange income increased in 1995 reflecting higher trading volumes. The 1994 decline in noninterest income reflected a lower level of revenues from the Bank's trading portfolio.

                                        -11-         (1995 Annual Report p. 27)
Operating expenses decreased slightly in 1995 as a result of a focused cost reduction program. The 1994 increase in operating expenses primarily reflected spending related to systems technology and higher human resources expense. The provision for credit losses declined in 1994 reflecting a lower level of nonperforming loans and overall lower loan balances.


Risk Management

The Bank employs a variety of on-balance-sheet and derivative financial instruments in managing its exposure to fluctuations in interest and currency rates. The derivative instruments consist principally of foreign exchange spot and forward contracts, interest rate swaps, foreign currency options and forward rate agreements. Generally, these derivative instruments are used to manage specific on-balance-sheet interest rate and foreign exchange exposures related to deposits, long-term debt, equity, loans and securities holdings.

The Bank utilizes foreign exchange and interest rate products to meet the needs of its customers. Typically, a Bank customer desires to enter into a foreign exchange or other derivatives contract and contacts the Bank. If the pricing is acceptable to both the Bank and the customer, the Bank would enter into two transactions: the contract desired by the customer and an offsetting contract with a third party dealer; therefore, the Bank would have no market risk. Customer positions are not always offset. They are evaluated in terms of the Bank's overall interest rate or foreign exchange exposure. If they naturally offset an exposure, an offsetting contract with a dealer will not be executed. Furthermore, the Bank will take limited proprietary positions.

Asset/liability management is supervised by the Bank's Asset and Liability Committee (ALCO) which is comprised of senior business managers. ALCO meets monthly and monitors (a) interest rate and foreign exchange exposures, (b) liquidity, (c) capital levels, and (d) investment portfolios. ALCO evaluates current market conditions and determines the Bank's strategy within monetary and maturity risk limits approved by the Bank's Board of Directors. The Bank's treasury and global trading management issues policies and control procedures and delegates risk limits throughout the Bank's country trading operations.

The Bank's overall credit policies are approved by the Finance and Credit Policy Committee of the Bank's Board of Directors. Credit lines are approved using a tiered approval ladder with levels of authority delegated to each country, geographic area, the Bank's Credit Approval Committee, and Board of Directors. Approval authorities are based on characteristics such as type of borrower, nature of transaction, nature of collateral, and overall risk rating. The Loan Quality Control department reviews all significant exposures periodically. The Bank controls the credit risk arising from derivative transactions through the same credit procedures as it uses for traditional lending products. Risk amount factors for all foreign exchange and derivative transactions are reviewed by the Bank on a regular basis.










                                       -12-      (1995 Annual Report pp. 27-28)
Liquidity and Capital Resources
                                  Selected Balance Sheet Information

(Amounts in billions, except percentages and where indicated)
                                                                          December 31,
                                                                    1995                1994
                                                                  ------              ------
Investments                                                         $2.5                $2.8
Total Loans                                                         $5.4                $5.0
  Reserve for Credit Losses (millions)                              $111                $109
  Reserves as a Percentage of Total Loans                           2.0%                2.2%
  Total Nonperforming Loans (millions)                               $34                 $20
  Other Real Estate Owned (millions)                                 $44                 $56
Total Assets                                                       $12.3               $13.3
Deposits                                                            $8.5                $9.1
Total Liabilities                                                  $11.5               $12.5
Total Shareholder's Equity (millions)                               $837                $758
Risk-Based Capital Ratios:
  Tier 1                                                            8.9%                7.5%
  Total                                                            13.0%               14.7%
Leverage Ratio                                                      5.8%                4.8%
Return on Average Assets                                            .59%                .54%
Return on Average Common Equity                                    9.99%              10.89%

The Bank's total assets declined as modest loan growth was more than offset by declines in cash and cash equivalents and investments reflecting a lower level of client deposits. Total loan write-offs, net of recoveries, were $4.8 million in 1995 and $25 million in 1994. The increase in nonperforming loans primarily reflects newly classified exposures, partly offset by repayments. The decline in other real estate owned primarily reflects the sale of foreclosed assets. The increase in the Bank's Tier 1 Capital ratio primarily relates to an increase in retained earnings, general balance sheet reductions and a decrease in deferred tax assets. The decline in the Total Capital ratio reflects the revocation of the convertible feature of certain subordinated debt and the repurchase of subordinated debt. The increase in the Leverage ratio is due to an increase in retained earnings and decreases in average assets and deferred tax assets.

CORPORATE AND OTHER

Corporate and Other reported net expenses of $141 million in 1995, compared with net expenses of $126 million in 1994 and net income of $271 million in 1993.

Results for both 1995 and 1994 included the Company's share of the Travelers Inc. (Travelers) revenue participation in accordance with an agreement related to the 1993 sale of the Shearson Lehman Brothers Division (the 1993 sale). Results for 1995 also included a gain from the sale of common stock and warrants of Mellon Bank Corporation. Results for 1994 also included a capital gain on the sale of Travelers preferred stock and warrants which were acquired as part of the 1993 sale. In both years, these gains were offset by the Company's costs associated with certain business building initiatives and, in 1994, costs related to the Lehman spin-off. Net income in 1993 reflected a gain of $433 million on the Company's sale of FDC shares.

                                       -13-        (1995 Annual Report p. 28)

                           CONSOLIDATED STATEMENT OF INCOME
                              American Express Company

Years Ended December 31, (millions, except per share amounts)                 1995        1994       1993
                                                                            ------      ------     ------
Net Revenues
  Discount revenue                                                         $ 4,457     $ 3,984    $ 3,621
  Interest and dividends, net                                                3,499       3,172      3,067
  Net card fees                                                              1,742       1,727      1,727
  Travel commissions and fees                                                1,288         948        710
  Other commissions and fees                                                 1,254       1,126      1,033
  Cardmember lending net finance charge revenue                              1,032         948        928
  Management and distribution fees                                             935         806        727
  Life insurance premiums                                                      735         783        702
  Other                                                                        899         788        739
                                                                            ------      ------     ------
    Total                                                                   15,841      14,282     13,254
                                                                            ------      ------     ------
Expenses
  Human resources                                                            4,039       3,769      3,380
  Provisions for losses and benefits:
    Annuities and investment certificates                                    1,392       1,173      1,259
    Life insurance                                                             727         757        610
    Charge card                                                                835         633        702
    Cardmember lending                                                         522         378        417
    Other                                                                       66          55        119
  Interest:
    Charge card                                                                673         535        534
    Other                                                                      569         476        390
  Occupancy and equipment                                                    1,094       1,058        965
  Marketing and promotion                                                      977       1,063      1,091
  Professional services                                                        834         687        598
  Communications                                                               407         376        357
  Other                                                                      1,523       1,431      1,285
  Gain on sale of FDC                                                            -           -       (779)
                                                                            ------      ------     ------
    Total                                                                   13,658      12,391     10,928
                                                                            ------      ------     ------
  Pretax income from continuing operations                                   2,183       1,891      2,326
  Income tax provision                                                         619         511        721
                                                                            ------      ------     ------
  Income from continuing operations                                          1,564       1,380      1,605
  Discontinued operations, net of income taxes                                   -          33       (127)
                                                                            ------      ------     ------
  Net income                                                                $1,564      $1,413     $1,478
                                                                            ======      ======     ======
Earnings Per Common Share
 Income from continuing operations                                           $3.11       $2.68       $3.17
Discontinued operations                                                          -         .07       (.25)
                                                                            ------      ------      ------
Net income                                                                   $3.11       $2.75       $2.92
                                                                            ======      ======      ======
Average common and common equivalent shares outstanding                      498.0       508.8       500.1
                                                                            ======      ======      ======

See notes to consolidated financial statements.
                                       -14-        (1995 Annual Report p. 29)

                             CONSOLIDATED BALANCE SHEET
                              American Express Company
December 31, (millions)                                                                   1995         1994
                                                                                      --------     --------
Assets
  Cash and cash equivalents                                                           $  3,200      $ 3,433
  Accounts receivable and accrued interest:
   Cardmember receivables, less reserves: 1995, $753; 1994, $691                        17,154       14,506
   Other receivables, less reserves: 1995, $76; 1994, $116                               2,760        2,641
  Investments                                                                           42,561       40,108
  Loans:
    Cardmember lending, less reserves: 1995, $489; 1994, $407                           10,268        8,834
    International banking, less reserves: 1995, $111; 1994, $109                         5,317        4,881
    Other, net                                                                             506        1,007
  Assets held in segregated asset accounts                                              14,974       10,881
  Deferred acquisition costs                                                             2,262        2,280
  Land, buildings and equipment-at cost,
    less accumulated depreciation: 1995, $1,763; 1994, $1,563                            1,783        1,840
  Other assets                                                                           6,620        6,595
                                                                                       -------     --------
Total assets                                                                          $107,405      $97,006
                                                                                      ========     ========
Liabilities and Shareholders' Equity
  Customers' deposits and credit balances                                               $9,889      $10,013
  Travelers Cheques outstanding                                                          5,697        5,271
  Accounts payable                                                                       4,686        4,228
  Insurance and annuity reserves:
    Fixed annuities                                                                     21,405       20,163
    Life and disability policies                                                         3,752        4,686
  Investment certificate reserves                                                        3,606        2,866
  Short-term debt                                                                       17,654       14,810
  Long-term debt                                                                         7,570        7,162
  Liabilities related to segregated asset accounts                                      14,974       10,881
  Other liabilities                                                                      9,952       10,493
                                                                                      --------     --------
    Total liabilities                                                                   99,185       90,573
                                                                                      --------     --------
Shareholders' Equity
  Preferred shares, $1.66 2/3 par value, authorized
    20 million shares Convertible Exchangeable
    Preferred shares, issued and outstanding
    4 million shares, stated at liquidation value                                          200          200
  Common shares, $.60 par value, authorized 1.2 billion
    shares; issued and outstanding 483.1 million
    shares in 1995 and 495.9 million shares in 1994                                        290          298
  Capital surplus                                                                        3,781        3,651
  Net unrealized securities gains (losses)                                                 875         (389)
  Foreign currency translation adjustment                                                  (85)         (77)
  Retained earnings                                                                      3,159        2,750
                                                                                      --------     --------
    Total shareholders' equity                                                           8,220        6,433
                                                                                      --------     --------
Total liabilities and shareholders' equity                                            $107,405      $97,006
                                                                                      ========     ========

See notes to consolidated financial statements.
                                       -15-        (1995 Annual Report p. 30)

                           CONSOLIDATED STATEMENT OF CASH FLOWS
                                  American Express Company

Years Ended December 31, (millions)                                          1995         1994         1993
                                                                         --------     --------     --------
Cash Flows from Operating Activities

  Income from continuing operations                                        $1,564       $1,380       $1,605
  Adjustments to reconcile income from continuing
    operations to net cash provided (used) by
    operating activities:
      Provisions for losses and benefits                                    2,086        1,456       1,627
      Depreciation, amortization, deferred taxes and other                    367          378         411
      Changes in operating assets and liabilities, net
        of effects of acquisitions and dispositions:
        Accounts receivable and accrued interest                             (353)        (180)       (982)
        Other assets                                                       (1,236)         525        (987)
        Accounts payable and other liabilities                               (241)         969         355
  Increase in Travelers Cheques outstanding                                   427          471          72
  Increase in insurance reserves                                              440          471         452
  Gain on sale of FDC                                                           -            -        (779)
  Net cash flows used by operating
    activities of discontinued operations                                       -       (3,656)     (1,361)
                                                                         --------     --------    --------
  Net cash provided by operating activities                                 3,054        1,814         413
                                                                         --------     --------    --------
Cash Flows from Investing Activities

  Proceeds from FDC public offering, net of cash sold                           -           -          871
  Sale of investments                                                       2,236        4,757       2,296
  Maturity and redemption of investments                                    8,274        6,794       8,308
  Purchase of investments                                                 (11,242)     (13,224)    (13,802)
  Net increase in Cardmember receivables                                   (4,140)      (3,189)     (2,524)
  Cardmember receivables sold to Trust                                          -          900         600
  Proceeds from repayment of loans                                         21,603       21,282      18,817
  Issuance of loans                                                       (23,574)     (21,037)    (19,465)
  Purchase of land, buildings and equipment                                  (347)        (333)       (286)
  Sale of land, buildings and equipment                                        91          122         120
  (Acquisitions) dispositions, net of
    cash acquired/sold                                                        357         (310)        121
  Net cash flows (used) provided by investing
    activities of discontinued operations                                       -          (36)      2,467
                                                                         --------     --------    --------
  Net cash used by investing activities                                    (6,742)      (4,274)     (2,477)
                                                                         --------     --------    --------










                                       -16-        (1995 Annual Report p. 31)

Cash Flows from Financing Activities

  Net (decrease) increase in customers' deposits
    and credit balances                                                      (125)      (1,089)         29
  Sale of annuities and investment certificates                             5,729        5,994       5,217
  Redemption of annuities and investment certificates                      (3,957)      (5,004)     (3,748)
  Net (decrease) increase in debt with
    maturities of 3 months or less                                         (4,700)       5,494        (253)
  Issuance of debt                                                         23,012        3,921      13,561
  Principal payments on debt                                              (15,454)      (8,729)    (11,397)
  Issuance of American Express common shares                                  286          179         259
  Repurchase of American Express common shares                               (891)        (555)          -
  Cash infusion to Lehman Brothers                                              -         (904)          -
  Dividends paid                                                             (458)        (504)       (526)
  Net cash flows provided (used) by financing
    activities of discontinued operations                                       -        3,737        (372)
                                                                         --------     --------    --------
  Net cash provided by financing activities                                 3,442        2,540       2,770
  Net change in cash and cash equivalents of
    discontinued  operations                                                    -           45         734
  Effect of exchange rate changes on cash                                      13           86         (68)
                                                                         --------     --------    --------
  Net (decrease) increase in cash and cash equivalents                       (233)         121         (96)
  Cash and cash equivalents at beginning of year                            3,433        3,312       3,408
                                                                         --------     --------    --------
  Cash and cash equivalents at end of year                                 $3,200       $3,433      $3,312
                                                                         ========     ========    ========

See notes to consolidated financial statements.



























                                      -17-        (1995 Annual Report p. 31)
                            CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                        American Express Company

                                                                                         Net
                                                                                  Unrealized
                                                                                  Securities
Three Years Ended December 31, 1995                   Preferred   Common   Capital     Gains        Retained
(millions)                                    Total      Shares   Shares   Surplus  (Losses)  Other Earnings
                                           --------    --------  -------  --------  -------- ------ --------
Balances at December 31, 1992                $7,499        $201     $288   $3,397       $(1)   $(83) $3,697
                                           --------    --------  -------  --------  -------- ------ --------

Net income                                    1,478                                                   1,478
Change in net unrealized securities
  gains (losses)                                  8                                       8
Foreign currency translation adjustments         10                                              10

Other changes, primarily employee plans         268                   6        259                        3
Cash dividends declared:
  Preferred                                     (42)                                                    (42)
  Common, $1.00 per share                      (487)                                                   (487)
                                           --------    --------  -------  --------  -------- ------ --------
Balances at December 31, 1993                 8,734         201     294      3,656        7     (73)  4,649
                                           --------    --------  -------  --------  -------- ------ --------
Net income                                    1,413                                                   1,413
Repurchase of common shares                    (555)                (11)     (144)                     (400)
Net put options activity                       (104)                         (104)
Impact of Lehman spin-off                    (2,410)                           (4)               11  (2,417)
Conversion of 9% Notes                           58                   2        56
Change in net unrealized securities
  gains (losses)                               (396)                                   (396)
Foreign currency translation adjustments        (15)                                           (15)
Other changes, primarily employee plans         202          (1)     13       191                        (1)
Cash dividends declared:
  Preferred                                     (32)                                                    (32)
  Common, $.925 per share                      (462)                                                   (462)
                                           --------    --------  -------  --------  -------- ------ --------
Balances at December 31, 1994                 6,433         200     298     3,651      (389)   (77)   2,750
                                           --------    --------  -------  --------  -------- ------ --------
Net income                                    1,564                                                   1,564
Repurchase of common shares                    (891)                (14)     (180)                     (697)
Net put options activity                         (1)                           (1)
Change in net unrealized securities
  gains (losses)                              1,264                                   1,264
Foreign currency translation adjustments         (8)                                            (8)
Other changes, primarily employee plans         313                   6       311                        (4)
Cash dividends declared:
  Preferred                                     (15)                                                    (15)
  Common, $.90 per share                       (439)                                                   (439)
                                           --------    --------  -------  -------  --------  ------ --------
Balances at December 31, 1995                $8,220        $200    $290    $3,781      $875   $(85)  $3,159
                                           ========    ========  =======  =======  ========  ====== ========

See notes to consolidated financial statements.


                                       -18-        (1995 Annual Report p. 32)
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              American Express Company
NOTE 1

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

The Company's financial statements include amounts determined using estimates and assumptions. For example, estimates and assumptions are used in determining the reserves related to Accounts Receivable and Accrued Interest and Loans; Deferred Acquisition Costs; and Insurance and Annuity Reserves. While these estimates are based on the best judgment of management, actual results could differ from these estimates.

Certain prior years' amounts have been reclassified to conform to the current year's presentation.

Assets and Liabilities Related to Segregated Accounts
-----------------------------------------------------
Assets and liabilities related to segregated accounts represent funds held for the exclusive benefit of variable annuity and variable life insurance contract holders. The Company receives investment management fees, mortality and expense assurance fees, minimum death benefit guarantee fees and cost of insurance charges from the related accounts.

Net Revenues

Cardmember Lending Net Finance Charge Revenue is presented net of interest expense of $497 million, $310 million and $257 million for the years ended December 31, 1995, 1994 and 1993, respectively. Interest and Dividends is presented net of interest expense of $604 million for the years ended December 31, 1995 and 1994 and $595 million for the year ended December 31, 1993 related to the Company's international banking operations.

Marketing and Promotion

The Company expenses advertising costs in the year in which the advertising first takes place.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as cash and time deposits with original maturities of 90 days or less, excluding those that are restricted by law or regulation.








                                       -19-        (1995 Annual Report p. 33)
NOTE 2

LEHMAN BROTHERS SPIN-OFF

On May 31, 1994, the Company distributed to its common shareholders a dividend of all of the Lehman Brothers Holdings Inc. common stock held by the Company (approximately 98.2 million shares). At that date, the Company's investment in Lehman was $2.4 billion. Shareholders of the Company received one share of Lehman common stock for each five common shares of the Company that they owned. Prior to the distribution, the Company added approximately $1.1 billion of additional equity capital to Lehman representing the Company's purchase of approximately $904 million of Lehman common stock, which was included in the dividend to the Company's common shareholders, and $200 million of Lehman cumulative voting preferred stock (such preferred stock was purchased by Lehman Brothers Holdings Inc. on February 15, 1996).

In connection with the spin-off, the Company also acquired 928 shares and Nippon Life Insurance Company (Nippon Life) acquired 72 shares of Lehman redeemable voting preferred stock for a nominal dollar amount. The redeemable voting preferred stock entitles its holders to receive an aggregate annual dividend of 50 percent of Lehman net income in excess of $400 million for each of eight years ending in May 2002, with a maximum of $50 million in any one year. In addition, the Company and Nippon Life will be entitled to receive
92.8 percent and 7.2 percent, respectively, of certain contingent revenue and earnings-related payouts from Travelers Inc. (Travelers), which were assigned by Lehman to the Company and Nippon Life in connection with the spin-off transaction. The Travelers participations will yield a maximum of $50 million pretax annually for three years, depending on the revenues of Smith Barney ($46 million was received by the Company in both 1995 and 1994), plus 10 percent of after-tax profits of Smith Barney in excess of $250 million per year over a five-year period ($24 million and $18 million was received by the Company in 1995 and 1994, respectively).


Discontinued Operations

Discontinued operations represents the results of Lehman through May 31, 1994, the spin-off date. Discontinued operations are summarized as follows:

                                                        Period ending          Year ended
                                                              May 31,        December 31,
(millions)                                                       1994                1993
                                                          ------------        ------------
Net revenues                                                   $1,311              $5,431
                                                               ======              ======
Income (loss) before accounting changes                           $57               $(102)
  Accounting changes                                              (13)                  -
                                                               ------              ------
                                                                   44                (102)
  Preferred dividends                                             (11)                (25)
                                                               ------              ------
Discontinued operations                                           $33               $(127)
                                                               ======              ======

                                       -20-    (1995 Annual Report pp. 33-34)
NOTE 3

FIRST DATA CORPORATION

In March 1993, the Company reduced its 54 percent ownership interest in First Data Corporation (FDC) to approximately 22 percent through a public offering of 34.6 million shares of FDC common stock at $32 per share. The Company recognized a $779 million pretax gain from the sale ($433 million after-tax). As a result of the Company's reduced ownership, effective January 1, 1993, FDC was reported under the equity method of accounting. The Company's investment in FDC at December 31, 1994 had a book value of $240 million and is included in Other Assets in the 1994 Consolidated Balance Sheet.

In the fourth quarter of 1995, the Company's ownership was further reduced to approximately 10 percent as a result of shares issued by FDC in connection with a merger transaction. Accordingly, as of December 31, 1995, the Company's investment in FDC is accounted for as Investments-Available for Sale.

In October 1993, the Company sold Debt Exchangeable for Common Stock of FDC. See Note 12.


NOTE 4


INVESTMENTS

The following is a summary of investments included in the Consolidated Balance
Sheet at December 31:

(millions)                                                        1995                1994
                                                               -------             -------
Held to Maturity, at amortized cost                            $16,790             $21,909
Available for Sale, at fair value                               22,435              15,293
Investment mortgage loans (fair
value: 1995, $3,434; 1994, $2,615)                               3,180               2,681
Trading                                                            156                 225
                                                               -------             -------
                                                               $42,561             $40,108
                                                               =======             =======













                                       -21-        (1995 Annual Report p. 34)
Investments classified as Held to Maturity and Available for Sale at December
31 are distributed by type and maturity as presented below:

                                                                      Held to Maturity
                                                      1995                                    1994
                               -----------------------------------------------   ---------------------------
                                                     Gross       Gross                       Gross     Gross
                                           Fair Unrealized  Unrealized            Fair Unrealized Unrealized
(millions)                        Cost    Value      Gains      Losses    Cost   Value      Gains     Losses
                               -------  -------    -------     ------- -------  -------   -------    -------
U.S. Government and
  agencies obligations          $2,695   $2,698         $3           -  $3,450   $3,445          -        $5
State and municipal obligations  1,560    1,638         78           -   4,816    4,841       $115        90
Corporate debt securities       10,019   10,655        672         $36  10,627   10,294        172       505
Foreign government bonds
  and obligations                   63       69          6           -     104      105          3         2
Mortgage-backed securities       2,324    2,360         46          10   2,596    2,386         13       223
Other                              129      129          -           -     316      316          -         -
                               -------  -------    -------     ------- -------  -------    -------   -------
Total                          $16,790  $17,549       $805         $46 $21,909  $21,387       $303      $825
                               =======  =======    =======     ======= =======  =======    =======   =======

                                                                    Available for Sale
                                                      1995                                   1994
                               -----------------------------------------------   ---------------------------
                                                     Gross       Gross                      Gross      Gross
                                           Fair Unrealized  Unrealized            Fair Unrealized Unrealized
 (millions)                       Cost    Value      Gains      Losses    Cost   Value      Gains     Losses
                               -------  -------    -------     ------- -------  -------   -------    -------

U.S. Government and
  agencies obligations            $370     $377         $8          $1    $355     $344         -        $11
State and municipal
  obligations                    3,749    4,027        278           -     312      321       $10          1
Corporate debt securities        4,200    4,410        217           7   3,014    3,007        31         38
Foreign government bonds
  and obligations                1,655    1,664         25          16   1,618    1,592        11         37
Mortgage-backed securities       8,731    8,932        227          26   8,515    7,977        12        550
Equity securities                  863    2,140      1,278           1     732      691        15         56
Other                              884      885          1           -   1,366    1,361         8         13
                               -------  -------    -------     ------- -------  -------   -------    -------
  Total                        $20,452  $22,435     $2,034         $51 $15,912  $15,293       $87       $706
                               =======  =======    =======     ======= =======  =======   =======    =======








                                       -22-        (1995 Annual Report p. 35)

                                                      Held to Maturity                    Available for Sale
                                                                  Fair                                  Fair
December 31, 1995 (millions)                          Cost       Value                        Cost     Value
                                                   -------     -------                    --------  --------
Due within 1 year                                  $ 3,285     $ 3,293                     $ 2,197  $ 2,204
Due after 1 year through 5 years                     2,781       2,928                       3,044    3,180
Due after 5 years through 10 years                   6,063       6,464                       3,207    3,413
Due after 10 years                                   2,337       2,504                       2,410    2,566
                                                   -------     -------                    --------  -------
                                                    14,466      15,189                      10,858   11,363
Mortgage-backed securities                           2,324       2,360                       8,731    8,932
Equity securities                                        -           -                         863    2,140
                                                   -------     -------                    --------  -------
  Total                                            $16,790     $17,549                     $20,452  $22,435
                                                   =======     =======                    ========  =======


Mortgage-backed securities primarily include GNMA, FNMA and FHLMC securities at December 31, 1995 and 1994.

The table below includes purchases, sales and maturities of investments classified as Held to Maturity and Available for Sale for the year ended December 31:

(millions)                                           1995                              1994
                                            Held to        Available          Held to        Available
                                           Maturity         for Sale         Maturity         for Sale
                                           --------         --------         --------         --------
Purchases                                   $16,460           $6,895          $14,344          $10,498
Sales                                          $372           $1,863              $73          $ 3,833
Maturities                                  $17,256           $3,641          $15,866           $3,945


Investments classified as Held to Maturity were sold during 1995 and 1994 due to credit deterioration, resulting in gross realized gains and losses on sales that were negligible.

To reflect the adoption of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the 1994 opening balance of Shareholders' Equity was increased by $325 million (net of deferred taxes) representing the net unrealized gains on securities classified as Available for Sale.







                                       -23-      (1995 Annual Report pp. 35-36)
The change in the Net Unrealized Securities Gains (Losses) component of
Shareholders' Equity was an increase of $1.3 billion and a decrease of $721 million for the years ended December 31, 1995 and 1994, respectively. The changes in market value during 1995 and 1994 reflect fluctuations in the general level of interest rates and the reclassification of the Company's investment in FDC in 1995 to Investments-Available for Sale. This
reclassification resulted in a $400 million unrealized gain, net of the change in the market value of the Company's DECS liability. See Note 12.

Gross realized gains and losses on sales of securities classified as Available for Sale were $46 million and $12 million and $28 million and $30 million for the years ended December 31, 1995 and 1994, respectively. The specific identification method was used to determine the realized gain or loss. The Available for Sale classification does not mean that the Company expects to sell these securities, but that these securities are available to meet possible liquidity needs should there be significant changes in market interest rates, customer demand, funding sources and terms, or foreign currency risk. As a result of adopting the Financial Accounting Standards Board Special Report, "Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," in December 1995, the Company reclassified securities with a book value of approximately $3.6 billion and a market value of $3.8 billion from Held to Maturity to Available for Sale. Net unrealized gains on Trading securities included in income were $12 million (pretax) and $10 million (pretax) for the years ended December 31, 1995 and 1994, respectively.


NOTE 5

LOANS

Loans at December 31 consisted of:
(millions)                                                      1995                              1994
                                                             -------                           -------
Consumer Loans                                               $11,677                           $10,183
Commercial Loans:
  Commercial and industrial                                    2,657                             2,407
  Mortgage and real estate                                       514                               693
  Loans to banks and other institutions                        1,300                               996
Other, principally policyholders' loans                          545                               988
                                                             -------                           -------
                                                              16,693                            15,267
Less: Reserves for credit losses                                 602                               545
                                                             -------                           -------
  Total                                                      $16,091                           $14,722
                                                             =======                           =======

Note: American Express Financial Advisors' mortgage loans of $3.2 billion and $2.7 billion in 1995 and 1994, respectively, are included in Investment Mortgage Loans and are reflected in Note 4.




                                       -24-        (1995 Annual Report p. 36)
The following table presents changes in Reserves for Credit Losses related to loans:
(millions)                                                             1995
                                                                      ______
Balance, January 1                                                     $545
Provision for credit losses                                             529
Recoveries of amounts previously written-off                            134
Write-offs                                                             (606)
                                                                      ------
Balance, December 31                                                   $602
                                                                      ======

As of January 1, 1995, the Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures." The adoption of the new rules did not have a material impact on the Company's results of operations or financial condition.

NOTE 6

PREFERRED SHARES

In January 1990, the Company sold to Nippon Life for $200 million, four million of the Company's $3.875 Convertible Exchangeable Preferred shares (Convertible Preferred shares) having a liquidation preference of $50 per share and paying dividends at an annual rate of 7.75 percent. The shares are convertible at the option of the holder into the Company's common shares at an initial conversion price of $42.50 per share. The Convertible Preferred shares are redeemable in whole at the option of the Company, for the Company's 7.75% Convertible Subordinated Debentures due 2015 at $1,000 principal amount of Debentures for each $1,000 liquidation preference of Convertible Preferred shares. The Company also has the option of redeeming the Convertible Preferred shares for cash at $51.94 as of December 31, 1995 and at prices declining to $50 per share on and after January 2000.

The Board of Directors is authorized to permit the Company to issue up to 16 million additional preferred shares without further shareholder approval.

NOTE 7

COMMON SHARES

In March 1995, the Company's Board of Directors authorized the Company to repurchase up to 40 million common shares, subject to market conditions. This authorization is in addition to a plan announced in September 1994, whereby the Company was authorized to repurchase up to 20 million common shares. In connection with these plans, the Company intends to fund contributions to various employee benefit plans with cash, and offset the issuance of new shares as part of employee compensation plans by repurchasing an equivalent number of shares in the open market. Since inception of the initial repurchase plan in 1994, the Company has repurchased and cancelled 38,345,990 shares under the repurchase programs at an average price of $34.56 per share. In the fourth quarter of 1995, 12,313,500 common shares were cancelled, reducing stated capital by $7.4 million.




                                       -25-        (1995 Annual Report p. 37)
In connection with the share repurchase programs, the Company sold 5.3 million and 4.0 million put options in 1995 and 1994, respectively, with maturities ranging from one to twelve months. The weighted average strike price for the put options was $38.64 and $30.81 per share in 1995 and 1994, respectively.
Upon issuing these put options, the Company received a weighted average premium of $2.05 per share, or $10.9 million, in 1995 and $1.83 per share, or
$7.3 million, in 1994, which amounts are included in Shareholders' Equity. The average effective strike price was $36.59 and $28.98 per share in 1995 and
1994, respectively. Through December 31, 1995, 4.1 million put options expired unexercised. Put options outstanding at December 31, 1995 and 1994 were 3.3 million and 3.6 million, respectively. The aggregate strike prices relating to the outstanding put options at December 31, 1995 and 1994 of $123 million and
$111 million, respectively, are included as temporary equity in Other
Liabilities in the Consolidated Balance Sheet.

In addition to the above repurchase programs, in 1994 the Company repurchased and cancelled four million shares of its common stock at an average price of $27.67, primarily to offset the issuance of new shares resulting from the conversion of American Express Company 9% Convertible Notes Series A-G due April 1, 1994.

Of the common shares authorized but unissued at December 31, 1995, 74,455,059 shares were reserved for issuance with respect to employee stock plans, employee benefit plans, convertible preferred stock and debentures and the dividend reinvestment plan.

Common shares activity for each of the years ended December 31 is as follows:

                                                              1995                 1994                 1993
                                                       -----------          -----------          -----------
Shares outstanding at beginning
  of year                                              495,865,678          489,827,852          479,976,358
Repurchase of common shares                            (23,744,935)         (18,601,055)                   -
Conversion of CAP Preferred shares                               -           13,998,141                    -
Conversion of 9% Notes                                           -            3,273,062                    -
Employee compensation plans,
  benefit plans and other                               10,987,346            7,368,678            9,851,494
                                                       -----------          -----------          -----------
Shares outstanding at end of year                      483,108,089          495,865,678          489,827,852
                                                       ===========          ===========          ===========

In 1987, Nippon Life purchased 13 million shares of Lehman 5% Series A Preferred Stock for $508 million. The preferred shares are convertible at the option of Nippon Life into shares of Lehman common stock at a conversion price of $122.94, or an aggregate of 4.1 million Lehman shares. The preferred shares are also exchangeable at the option of Nippon Life for the Company's common shares at an exchange price of $81.46, or an aggregate of approximately 6.2 million common shares. The exchange right terminates in December 1999.






                                       -26-      (1995 Annual Report pp. 37-38)

NOTE 8

STOCK PLANS

Under the 1989 Long-Term Incentive Plan (the 1989 Plan), awards may be granted to officers, key employees and other key individuals who perform services for the Company and its participating subsidiaries. These awards may be in the form of stock options, stock appreciation rights, restricted stock, performance grants and other awards deemed by the Compensation and Benefits Committee of the Board of Directors to be consistent with the purposes of the 1989 Plan. The Company also has options outstanding pursuant to the Directors' Stock Option Plans. Stock options are granted at a price not less than the fair market value of the common shares at the date of grant.

In 1994, the Company adjusted its outstanding restricted stock and stock options by 799,027 shares and 4,027,120 shares, respectively, to reflect the Lehman spin-off discussed in Note 2. The respective stock options had exercise prices ranging from $10.30 to $67.09, which were adjusted to $9.03 to $58.83. In addition, all outstanding restricted stock and stock options held by Lehman employees were cancelled.

There were 14,061,595; 19,833,442; and 23,528,235 common shares available for grant at December 31, 1995, 1994 and 1993, respectively, under various employee and director stock plans.

At December 31, 1995, options outstanding had an average exercise price of $27.41 per share and expiration dates ranging from March 31, 1996 to November 30, 2005.


The details of transactions provided in the following table include the plans described above.

                                                        1995                   1994                     1993
                                             ---------------       ----------------         ----------------
Restricted stock awarded                           1,742,850              1,349,400                1,584,052
Options outstanding at
  beginning of year                               28,998,235             25,733,675               28,690,159
  Option price                               $9.03 to $58.83       $10.30 to $67.09         $10.00 to $67.09
Options granted                                    6,045,455              5,175,049                4,818,473
  Option price                              $29.55 to $43.31       $26.13 to $30.94         $22.59 to $35.63
Options exercised                                 10,397,398              3,326,731                4,526,835
  Exercise price                             $9.03 to $41.45        $9.82 to $31.64         $10.00 to $34.81
Options expired or cancelled                       1,167,621              2,610,878                3,248,122
Option adjustment pursuant to
  Lehman spin-off                                          -              4,027,120                        -
Options outstanding at
  end of year                                     23,478,671             28,998,235               25,733,675
  Option price                               $9.03 to $58.83        $9.03 to $58.83         $10.30 to $67.09
Options exercisable at
  end of year                                     12,591,312             18,331,687               16,774,856



                                       -27-      (1995 Annual Report pp. 38-39)
The Company also sponsors the American Express Incentive Savings Plan under which purchases of the Company's common shares are made by or for participating employees.

NOTE 9

RETIREMENT PLANS

Pension Plans

The Company has noncontributory defined benefit plans under which the cost of retirement benefits for eligible employees in the United States, measured by length of service, compensation and other factors, is currently being funded through trusts established under these plans. In addition, the Company sponsors certain unfunded, unqualified supplemental plans for which the aggregate accrued liability is not material. Funding of retirement costs for these plans complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended. In 1994, the Company's Board of Directors approved an amendment of the American Express Retirement Plan (the Plan) which covers U.S. employees. The amendment, which became effective July 1, 1995, converted the discounted accrued benefits to lump sum individual account balances. Employees' accounts are credited with additions equal to a percentage, based on age plus service, of base pay plus annual incentives. Employees' accounts are also credited with interest based on published five-year Treasury rates. Lump sum payout at termination or retirement is available. The initial impact of the changes was to significantly decrease the Plan's projected benefit obligation and annual pension cost. This decrease is largely offset by higher expense associated with amendments to the American Express Incentive Savings Plan, which includes a profit-sharing component as of July 1, 1994.

Most employees outside the United States are covered by local retirement plans, some of which are funded, or receive payments at the time of retirement or termination under applicable labor laws or agreements. Benefits under labor laws are generally not funded.

Plan assets consist principally of equities and fixed income securities.

Net pension cost consisted of the following components:

(millions)                                              1995             1994             1993
                                                      ------           ------           ------
Service cost                                            $66              $71              $59
Interest cost                                            76               71               65
Actual return on plan assets                           (153)             (22)            (116)
Net amortization and deferral                            78              (31)              67
                                                     ------            ------           ------
Net periodic pension cost                               $67              $89              $75
                                                     ======            ======           ======





                                       -28-        (1995 Annual Report p. 39)
The following table sets forth the funded status and amounts recognized in the
Consolidated Balance Sheet for the Company's defined benefit plans, including certain unfunded, nonqualified supplemental plans. The underfunded plans relate to foreign and supplemental executive plans.

December 31,                                       1995                                   1994
                                     ---------------------------------       -------------------------------
                                     Assets Exceed         Accumulated       Assets Exceed       Accumulated
                                       Accumulated            Benefits         Accumulated          Benefits
(millions)                                Benefits       Exceed Assets            Benefits     Exceed Assets
                                     -------------       -------------       -------------     -------------
Actuarial present value of benefit obligations:

  Vested benefit obligation                 $(686)              $(121)              $(453)            $(106)
                                     -------------       -------------       -------------     -------------
  Accumulated benefit
    obligation                              $(722)              $(150)              $(490)            $(123)
                                     -------------       -------------       -------------     -------------
  Projected benefit
    obligation                              $(795)             $ (210)              $(724)            $(213)
Plan assets at fair value                     950                   6                 774                16
                                     -------------       -------------       -------------     -------------
Projected benefit obligation
   (in excess of) or less
   than plan assets                           155                (204)                 50              (197)
Unrecognized net (gain) loss                  (58)                  9                 (54)               (7)
Unrecognized prior service
  cost                                        (95)                 (5)                  3                19
Unrecognized net (asset)
  obligation at transition                     (5)                 20                  (7)               20
Adjustment required to
  recognize minimum liability                    -                (11)                   -               (5)

                                     -------------       -------------        ------------     -------------
Pension liability included
  in the Consolidated
  Balance Sheet                               $(3)              $(191)                $(8)            $(170)
                                     =============       =============        ============     =============

The range of assumptions used in the majority of the Company's plans at December 31 was:
                                                           1995            1994
                                                  -------------   -------------
Weighted average discount rates                   6.5% to  8.5%   7.5% to  9.0%
Rates of increase in compensation levels          4.5% to  7.0%   4.5% to  7.0%
Expected long-term rates of return
  on assets                                       7.5% to 11.0%   7.5% to 12.0%








                                       -29-        (1995 Annual Report p. 40)

Other Postretirement Benefits

The Company sponsors postretirement benefit plans that provide health care, life insurance and other postretirement benefits to retired U.S. employees.

Net periodic postretirement benefit expense was $19 million in 1995 and 1994 and $18 million in 1993.

The liabilities recognized in the Consolidated Balance Sheet for the Company's defined postretirement benefit plans (other than pension plans) at December 31, 1995 and 1994 were $202 million and $195 million, respectively.

NOTE 10

INCOME TAXES

The provision for income taxes consisted of the following:

(millions)                                                      1995             1994             1993
                                                               -----            -----            -----
Federal                                                         $416             $316             $551
State and local                                                   18               42               72
Foreign                                                          185              153               98
                                                               -----            -----            -----
  Total                                                         $619             $511             $721
                                                               =====            =====            =====

Accumulated net earnings of certain foreign subsidiaries, which totaled $534 million at December 31, 1995, are intended to be permanently reinvested outside the United States. Accordingly, federal taxes, which would have aggregated $149 million, have not been provided.

The current and deferred components of the provision for income taxes consisted of the following:

(millions)                                                      1995             1994             1993
                                                              ------           ------           ------
Current                                                         $654             $596             $677
Deferred                                                        (35)             (85)               44
                                                              ------           ------           ------
  Total                                                         $619             $511             $721
                                                              ======           ======           ======
The Company's net deferred tax assets at December 31
consisted of the following:

(millions)                                                      1995             1994
                                                              ------           ------
Deferred tax assets                                           $2,348           $2,576
Deferred tax liabilities                                       1,638            1,162
                                                              ------           ------
Net deferred tax assets                                         $710           $1,414
                                                              ======           ======

                                       -30-     (1995 Annual Report pp. 40-41)
Deferred tax assets for 1995 and 1994 consisted primarily of: reserves not yet deducted for tax purposes of $1.5 billion and $1.6 billion, respectively, and deferred Cardmember fees of $239 million and $184 million, respectively.
Deferred tax assets for 1994 also included $209 million related to SFAS No.
115. Deferred tax assets are presented net of a $45 million valuation allowance that relates to certain deferred tax assets for which realization requires taxable income in the subsidiary that gave rise to the deferred tax asset. Deferred tax liabilities for 1995 and 1994 consisted primarily of:
deferred acquisition costs of $654 million and $688 million, respectively, and accelerated depreciation of $157 million and $159 million, respectively.
Deferred tax liabilities for 1995 also included $514 million related to SFAS
No. 115.

The aggregate income tax provision is different from that computed by using the U.S. statutory rate of 35 percent. The principal causes of the difference in each year are shown below:

(millions)                                                      1995             1994              1993
                                                               -----            -----             -----
Combined tax at U.S. statutory rate                             $764             $662              $814
Changes in taxes resulting from:
  Tax-exempt interest income                                    (157)            (150)             (148)
  Tax-exempt element of dividend income                          (29)             (33)              (37)
  FDC public offering                                               -                -               74
  Foreign income taxed at rates other
    than U.S. statutory rate                                       1              (13)              (25)
  State and local income taxes                                    11               26                25
  Impact of rate change on opening net
    deferred tax assets                                            -                -               (30)
All other                                                         29               19                48
                                                               -----            -----             -----
Income tax provision                                            $619             $511              $721
                                                               =====            =====             =====

Net income taxes paid by the Company during 1995, 1994 and 1993 were $595 million, $289 million and $639 million, respectively, and include estimated tax payments, as well as cash settlements relating to prior tax years.

NOTE 11

DERIVATIVE AND OTHER OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The Company enters into transactions involving derivative financial instruments as an end user, as well as for trading purposes at American Express Bank (the Bank). The Company uses derivatives for end user (nontrading) purposes to manage its exposure to interest and foreign exchange rate risks and to manage its funding costs. These instruments are used when they provide a more efficient means for the Company to manage its risk exposure than if the Company entered into the cash marketplace. For trading purposes, the Bank enters into derivative contracts to meet the needs of its clients. To a limited extent, the Bank takes proprietary positions. The Company manages risks associated with derivatives as described below.


                                       -31-     (1995 Annual Report pp. 41-42)

Market risk is the possibility that the value of the derivative financial instrument will change due to fluctuations in a factor from which the instrument derives its value. The Company is not impacted by market risk related to derivatives held for nontrading purposes beyond that inherent in cash market transactions. Foreign currency and certain interest rate products that manage related risks have cash flow and income effects that are inverse to the effects of the underlying transactions. The Bank is generally not subject to market risk when it enters into a contract with a client as it usually enters into an offsetting contract or uses the position to offset an existing exposure. The Bank takes proprietary positions within approved limits. These positions are monitored daily at the local level and reviewed for compliance centrally. The Company does not enter into derivative contracts with embedded options or other features that would leverage or multiply its market risk.

Credit exposure is the possibility that the counterparty will not fulfill the terms of the contract. The Company monitors credit exposure related to derivative financial instruments through established approval procedures, including setting concentration limits by counterparty and country, reviewing credit ratings and requiring collateral where appropriate. For its trading activities, the Bank requires collateral when it is not willing to assume credit exposure to counterparties for either contract mark-to-market risk or delivery risk. A significant portion of the Company's credit risk is with counterparties rated A or better by nationally recognized credit rating agencies. Wherever possible, the Company's credit exposure is further reduced through the use of master netting agreements, which allow the Company to settle multiple contracts with a single counterparty in one net receipt or payment in the event of counterparty default.

The notional or contract amount of a derivative financial instrument is generally used to calculate the cash flows that are received or paid over the life of the agreement. Notional amounts do not represent market risk or credit exposure. At December 31, 1995 and 1994, the aggregate notional amount of the Company's derivative instruments was $40 billion and $57 billion, respectively. The related credit exposure approximates the fair value of contracts in a gain position (asset) totaling $381 million at December 31, 1995 and $375 million at December 31, 1994. Including contracts in a loss position, the Company was in a net liability position of $11 million at December 31, 1995, compared with a net exposure of $16 million at December 31, 1994. The fair value represents the replacement cost and is determined by market values, dealer quotes or pricing models.

















                                       -32-        (1995 Annual Report p. 42)

The following tables detail information regarding the Company's derivatives at December 31:


NONTRADING                                                                          1995
                                                       -----------------------------------------------------
                                                       Notional        Carrying Value          Fair Value
(millions)                                               Amount        Asset  Liability      Asset Liability
                                                       --------     --------   --------   --------  --------
Interest Rate Products:
Interest rate swaps                                      $7,709          $83       $105       $126     $220
Interest rate caps and corridors
  purchased                                               6,070            -         30          -       10
Forward rate agreements                                     686            -          -          -        -
                                                       --------     --------   --------   --------  --------
  Total Interest Rate Products                           14,465          113        105        136       220
                                                       --------     --------   --------   --------  --------
Foreign Currency Products:
Forward and spot contracts                                7,110           40         21         57        35

Other Products                                              369           32          9         29        10
                                                       --------     --------   --------   --------  --------
  Total                                                 $21,944         $185       $135       $222      $265
                                                       ========     ========   ========   ========  ========


                                                                                   1994
                                                       ----------------------------------------------------
                                                       Notional        Carrying Value          Fair Value
(millions)                                               Amount        Asset  Liability      Asset Liability
                                                       --------     --------   --------   -------- ---------
Interest Rate Products:
Interest rate swaps                                     $17,374         $57         $62      $131       $249
Interest rate caps and corridors
  purchased                                               5,420           44          -         67         -
Interest rate options                                       706            3          2          5         -
Forward rate agreements                                     675            -          -          -         2
                                                       --------     --------   --------   --------  --------
  Total Interest Rate Products                           24,175          104         64        203       251
                                                       --------     --------   --------   --------  --------
Foreign Currency Products:
Forward and spot contracts                                8,030           39         12         59        27
Foreign currency options purchased                          128            2          -          2         -
                                                       --------     --------   --------   --------  --------
  Total Foreign Currency Products                         8,158           41         12         61        27
                                                       --------     --------   --------   --------  --------
Other Products                                              533           16          2         19         -
                                                       --------     --------   --------   --------  --------
  Total                                                 $32,866         $161        $78       $283      $278
                                                       ========     ========   ========   ========  ========



                                       -33-      (1995 Annual Report pp. 42-43)

TRADING                                                                               1995
                                                       -----------------------------------------------------
                                                       Notional     Carrying/Fair Value   Average Fair Value
(millions)                                               Amount        Asset  Liability      Asset Liability
                                                       --------     --------   --------   --------  --------
Interest Rate Products:
Interest rate swaps                                      $1,621          $25        $26        $19      $16
Forward rate agreements                                     785            1          1          3        2
Other                                                       267            -          -          -        -
                                                       --------     --------   --------   --------  --------
  Total Interest Rate Products                            2,673           26         27         22       18
                                                       --------     --------   --------   --------  --------

Foreign Currency Products*:
Forward and spot contracts                               13,073          115         80        175      168
Foreign currency options written                          1,103           -          20          -       28
Foreign currency options purchased                        1,099           18          -         27        -
                                                       --------     --------   --------   --------  --------
  Total Foreign Currency Products                        15,275          133        100        202      196
                                                       --------     --------   --------   --------  --------
  Total                                                 $17,948         $159       $127       $224     $214
                                                       ========     ========   ========   ========  ========

                                                                                   1994
                                                       -----------------------------------------------------

                                                       Notional     Carrying/Fair Value   Average Fair Value
(millions)                                               Amount        Asset  Liability      Asset Liability
                                                       --------     --------   --------   --------  --------
Interest Rate Products:
Interest rate swaps                                        $722          $11         $8         $8        $6
Forward rate agreements                                     359            1          1          1         -
Other                                                        94            -          -          -         -
                                                       --------     --------   --------   --------  --------
  Total Interest Rate Products                            1,175           12          9          9         6
                                                       --------     --------   --------   --------  --------
Foreign Currency Products*:
Forward and spot contracts                               20,574           71         63         77        72
Foreign currency options written                          1,114            -          9          -        11
Foreign currency options purchased                        1,062            9          -         11         -
                                                       --------     --------   --------   --------  --------
  Total Foreign Currency Products                        22,750           80         72         88        83
                                                       --------     --------   --------   --------  --------
  Total                                                 $23,925          $92        $81        $97       $89
                                                       ========     ========   ========   ========  ========

*These are predominantly contracts with clients and the related hedges of those client contracts. The Company's net trading foreign currency exposure was approximately $62 million and $7 million at December 31, 1995 and 1994, respectively.

The average aggregate fair values of derivative financial instruments held for trading purposes were computed based on monthly information in 1995 and quarterly information in 1994. Net derivative trading gains of $79 million for
1995 and $66 million for 1994 were primarily due to trading in foreign currency forward and spot contracts and are included in Other Commissions and Fees.
                                       -34-        (1995 Annual Report p. 43)
Interest Rate Products

The Company uses interest rate products, for the most part, to manage funding costs related to TRS' Charge Card and Cardmember lending businesses. The principal products used are interest rate swaps, which involve the exchange for a specified period of time of fixed or floating rate interest payments based on a notional or contractual amount.

TRS uses interest rate swaps to obtain a cost effective and flexible funding structure to fund its Cardmember receivables and Cardmember loans, as well as to match Cardmember loans with funding of the same repricing terms. TRS uses interest rate swaps to achieve a targeted, predetermined mix of fixed and floating rate funding of its Cardmember receivables.

Interest rates charged on TRS' Cardmember loans are linked to a floating rate base and generally reprice each month. TRS generally enters into interest rate swaps paying rates that reprice when the base rate of the underlying loans changes. The decline in the notional amount of interest rate swaps at December 31, 1995 is primarily due to the change in the terms of Cardmember loans from semi-annual to monthly repricing in 1995. At December 31, 1994, the notional amount for interest rate swaps in the nontrading table above included $5.7 billion of swaps that went into effect in January and February of 1995. These swaps replaced swaps that matured at that time and, accordingly, are not reflected in the notional amount of swaps at December 31, 1994 disclosed in
Note 12. In addition, the Bank uses interest rate swaps to manage the interest characteristics of loans, deposits and, to a lesser extent, securities holdings. The termination dates of these swaps are generally matched with the maturity dates of the underlying assets and liabilities.

For interest rate swaps that are used for nontrading purposes and meet the criteria for hedge accounting, interest is accrued and reported in Other Receivables and Interest and Dividends or Accounts Payable and Interest Expense, as appropriate. Products used for trading purposes are reported at fair value in Other Assets or Other Liabilities, as appropriate, with unrealized gains and losses recognized currently in Other Revenues.

Interest rate caps and corridors limit the Company's exposure to rising interest rates. These instruments are used primarily by American Express Financial Advisors to protect the margin between the interest rates earned on investments and the interest rates accrued to related investment certificate and fixed annuity holders. Interest rate caps and corridors generally mature within five years. The costs of interest rate caps and corridors are reported in Other Assets and amortized into Interest and Dividends on a straight line basis over the term of the contract; benefits are recognized in income when earned.

See Note 12 for further information related to the Company's use of interest rate products to modify its short- and long-term debt.










                                       -35-        (1995 Annual Report p. 44)
Foreign Currency Products

As an end user, the Company uses foreign currency products to hedge primarily net investments in foreign operations and to manage transactions denominated in foreign currencies. For trading purposes, the Bank enters into contracts to meet the needs of its clients, and to a limited extent, takes proprietary positions. The decrease in the aggregate notional amount of all forward and spot contracts in 1995 was caused primarily by client-related contracts.

Foreign currency exposures are hedged, where practicable, through foreign currency forward and spot contracts. Foreign currency forward and spot contracts involve the purchase and sale of a designated currency at an agreed upon rate for settlement on a specified date. Foreign currency forward contracts generally mature within one year, whereas foreign currency spot contracts generally settle within two days. At both December 31, 1995 and 1994, the Company had no significant unhedged foreign currency exposures; the Company's largest unhedged foreign currency exposure in 1995 and 1994 was a net investment of $82 million and $96 million, respectively, in India.

For foreign currency products used to hedge net investments in foreign operations, unrealized gains and losses as well as related premiums and discounts are reported in Shareholders' Equity. For foreign currency contracts that manage transactions denominated in foreign currencies, unrealized gains and losses are reported in Other Assets and Other Commissions and Fees or Other Liabilities and Other Expenses, as appropriate. Related premiums and discounts are reported in Other Assets or Other Liabilities, as appropriate, and amortized into Interest Expense and Other Expenses over the term of the contract. Foreign currency products used for trading purposes are reported at fair value in Other Assets or Other Liabilities, as appropriate, with unrealized gains and losses recognized currently in Other Commissions and Fees.

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

Other Off-Balance Sheet Financial Instruments

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


December 31, (millions)                                     1995          1994
                                                         _______       _______

Unused Credit Available to Cardmembers                   $21,694       $19,018
Loan Commitments and Other Lines of Credit                  $521          $354
Standby Letters of Credit and Guarantees                  $1,609        $1,668
Commercial and Other Letters of Credit                      $936          $969

                                       -36-      (1995 Annual Report pp. 44-45)
The Company is committed to extend credit to certain Cardmembers as part of established Cardmember lending product agreements. Since many of the commitments extended to Cardmembers are not expected to be drawn upon, unused credit available to Cardmembers does not represent future cash requirements.
The Company's Charge Card products have no preset spending limit, and are not reflected in unused credit available to Cardmembers.

The Company may require collateral in support of its loan commitments based on the creditworthiness of the borrower.

Standby letters of credit and guarantees primarily represent conditional commitments to insure the performance of the Company's customers to third parties. These commitments generally expire within one year.

The Company primarily issues commercial and other letters of credit to facilitate the short-term trade-related needs of its clients. These letters of credit typically mature within six months. At December 31, 1995 and 1994, the Company held $1.0 billion and $852 million, respectively, of collateral supporting standby letters of credit and guarantees and $515 million and $447 million, respectively, of collateral supporting commercial and other letters of credit.

Other financial institutions have committed to extend lines of credit to the Company of $8.6 billion and $7.7 billion at December 31, 1995 and 1994, respectively.

NOTE 12

SHORT- AND LONG-TERM DEBT AND BORROWING AGREEMENTS

The Company has various borrowing agreements, both fixed and floating rate and short- and long-term. The Company manages interest rate risk associated with these borrowings, in part, through the use of interest rate products, principally interest rate swaps. In addition, TRS uses interest rate swaps to achieve a targeted, predetermined mix of fixed and floating rate funding of its Cardmember receivables. See Note 11 for a further description of the Company's use of interest rate products.

Short-Term Debt

The Company has various facilities to obtain short-term credit, including borrowing agreements with banks and the issuance of commercial paper. At December 31, 1995 and 1994, the Company's total short-term debt outstanding was $17.7 billion and $14.8 billion, respectively, with weighted average interest rates of 6.14% and 6.13%, respectively. At December 31, 1995 and 1994, $1.0 billion and $7.6 billion, respectively, of short-term debt outstanding was modified by interest rate swaps, resulting in a year-end weighted average effective interest rate of 6.12% and 5.93%, respectively. The Company generally pays floating rates of interest under the terms of interest rate swaps which are primarily used to achieve a targeted, predetermined fixed to floating funding mix on Cardmember receivables and to match Cardmember loans with funding of the same repricing terms. In 1994, the Company paid fixed rates of interest under the terms of interest rate swaps used to match the terms of Cardmember loans. Unused lines of credit in support of commercial paper borrowing arrangements were approximately $5.9 billion at December 31, 1995.


                                       -37-        (1995 Annual Report p. 45)

Long-Term Debt

December 31, (dollars in millions)
                                                                        1995
                                    -----------------------------------------------------------------------
                                                                                    Year-End
                                                                    Year-End       Effective
                                                     Notional         Stated        Interest
                                    Outstanding     Amount of        Rate on       Rate with    Maturity of
                                        Balance         Swaps     Debt (a,b)     Swaps (a,b)          Swaps
                                      ---------     ---------      ---------       ---------      ---------
DECS due October 15, 1996                $1,294             -          6.25%               -              -
Swiss franc Bonds due
  October 14, 1996 to
  December 16, 1996 (c)                     309          $292          5.00%           3.34%            1996
Notes due June 15, 2000                     299           299         6.125%           6.80%            2000
Notes due November 15, 2001                 299           299         6.125%           4.93%            2001
Notes due August 15, 2001                   298             -          8.50%               -               -
Floating Medium-Term Senior
  Note due December 31, 2000                208             -          5.83%               -               -
Fixed Medium-Term Senior
  Notes due 1995-1997                        61             -          7.34%               -               -
Other Fixed Senior Notes
  due 1995-2022                           2,766         1,410          7.89%           7.55%       1996-2005
Other Floating Senior Notes
  due 1995-1998                           1,223           524          5.98%           6.14%       1996-1998
Other floating rate notes
  due 1995-2004                             413           150          6.40%           6.62%            2004
Other fixed rate notes
  due 1995-2006                             400             -          5.64%               -               -
                                       --------     ---------
    Total                                $7,570        $2,974
                                       ========     =========




















                                       -38-        (1995 Annual Report p. 46)

Long-Term Debt
December 31, (dollars in millions)
                                                                        1994
                                   -------------------------------------------------------------------------
                                                                                    Year-End
                                                                    Year-End       Effective
                                                     Notional         Stated        Interest
                                    Outstanding     Amount of        Rate on       Rate with     Maturity of
                                        Balance         Swaps     Debt (a,b)     Swaps (a,b)           Swaps
                                      ---------     ---------      ---------       ---------       ---------
DECS due October 15, 1996                  $868             -          6.25%               -              -
Swiss franc Bonds due
  October 14, 1996 to
  December 16, 1996 (c)                     272          $263          5.00%           3.65%            1996
Notes due June 15, 2000                     299           299         6.125%           7.11%            2000
Notes due November 15, 2001                   -             -              -               -               -
Notes due August 15, 2001                   298             -          8.50%               -               -
Floating Medium-Term Senior
  Note due December 31, 2000                945             -          6.63%               -               -
Fixed Medium-Term Senior
  Notes due 1995-1997                       270             -          5.40%               -               -
Other Fixed Senior Notes
  due 1995-2022                           2,555         1,078          8.20%           8.29%       1995-2000
Other Floating Senior Notes
  due 1995-1998                             569           424          6.00%           6.04%       1995-1998
Other floating rate notes
  due 1995-2004                             731           250          5.99%           6.03%            2004
Other fixed rate notes
  due 1995-2006                             355             -          6.75%               -               -
                                      ---------     ---------
    Total                                $7,162        $2,314
                                      =========     =========

(a) For floating rate debt issuances, the stated and effective interest rates were based on the respective rates at December 31, 1995 and 1994; these rates are not an indication of future interest rates.

(b) Weighted average rates were determined where appropriate.

(c) Debt hedged through Swiss franc to U.S. dollar cross-currency interest rate swaps.

The above interest rate swaps generally require the Company to pay a floating rate, with a predominant index of LIBOR (London Interbank Offered Rate).

Aggregate annual maturities of long-term debt for the five years ending December 31, 2000 are as follows (millions): 1996, $3,112; 1997, $1,048; 1998,
$359; 1999, $705; and 2000, $1,007.

The Company paid interest (net of amounts capitalized) of $2.6 billion in 1995, $1.7 billion in 1994 and $1.9 billion in 1993.

Approximately $217 million of the long-term financing for the Company's headquarters building is secured by certain mortgages on the interests of the
Company in the building.
                                       -39-        (1995 Annual Report p. 46)
In 1993, the Company issued 23,618,500 DECS (Debt Exchangeable for Common
Stock), in the form of 6 1/4% Exchangeable Notes due October 15, 1996. The
DECS were issued at a principal amount of $36.75 per DECS, resulting in net proceeds of approximately $842 million. At maturity, holders of DECS will receive, in exchange for the principal amount thereof, shares of FDC common stock, or at the Company's option, an equivalent amount of cash in lieu of such shares. The number of such shares or the amount of such cash will be based on the average market price of FDC common stock calculated during a period shortly before the maturity of the DECS. If the Company elects to deliver shares of FDC at maturity, the Company's holdings of FDC will be reduced to between zero (if the average market price of FDC shares is at or below $36.75) and approximately 3.3 million shares  (if the average market price of FDC shares is at or above $44.875). In January 1996, the Company entered into a derivative transaction to lock in its gain on approximately 2.5 million of the residual FDC shares, at a minimum FDC share price of approximately $66. The value of the DECS is linked to the Company's investment in FDC. As stated in Note 3, the Company now carries its investment in FDC at market value rather than under the equity method of accounting; therefore, the
Company is also carrying the DECS liability at market value. Changes in the
DECS market value, net of income taxes, are recorded in the Net Unrealized
Securities Gains (Losses) component of Shareholders' Equity.

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

The fair values of financial instruments are estimates based upon market conditions and perceived risks at December 31, 1995 and 1994 and require varying degrees of management judgment. The fair values of the financial instruments presented may not be indicative of their future fair values.
















                                       -40-      (1995 Annual Report pp. 46-47)

                                                                        1995                      1994
                                                            -----------------------     --------------------
                                                            Carrying           Fair     Carrying        Fair
December 31, (millions)                                        Value          Value        Value       Value
                                                             -------        -------      -------     -------
Financial Assets
Assets for which carrying values
  approximate fair values                                    $38,640        $38,640      $31,078     $31,078
Investments                                                  $42,561        $43,574      $40,108     $39,520
Loans                                                        $16,223        $16,194      $14,282     $14,370
Other assets                                                 $ 3,458        $ 3,458      $ 2,122     $ 2,122
Derivative financial instruments, net                        $    82        $  (11)      $    94     $    16
                                                             -------        -------      -------     -------
Financial Liabilities
Liabilities for which carrying values
  approximate fair values                                    $37,716        $37,716      $34,105     $34,105
Fixed annuity reserves                                       $20,334        $19,603      $19,189     $18,451
Investment certificate reserves                              $ 3,555        $ 3,592      $ 2,808     $ 2,800
Long-term debt                                               $ 7,570        $ 7,740      $ 7,112     $ 7,025
Liabilities related to segregated
  asset accounts                                             $14,209        $13,666      $10,399     $ 9,944
Other liabilities                                            $ 5,854        $ 5,854      $ 5,330     $ 5,330
                                                             -------        -------      -------     -------


The carrying and fair values of other off-balance-sheet financial instruments are not material as of December 31, 1995 and 1994. See Notes 4 and 11 for carrying and fair value information regarding investments and derivative financial instruments, respectively. The following methods were used to estimate the fair values of financial assets and financial liabilities:

Financial Assets

Assets For Which Carrying Values Approximate Fair Values: The carrying values of Cash and Cash Equivalents, Accounts Receivable and Accrued Interest, and Assets Held in Segregated Asset Accounts approximate their fair values.

Loans: For variable rate loans that reprice within a year where there has been no significant change in counterparties' creditworthiness, fair values are based on carrying values. The fair values of all other loans, except for loans with significant credit deterioration, are estimated using discounted cash flow analysis, based on current interest rates for loans with similar terms to borrowers of similar credit quality. For loans with significant credit deterioration, fair values are based on revised estimates of future cash flows discounted at rates commensurate with the risk inherent in the revised cash flow projections, or for collateral dependent loans, on collateral values.

Other Assets: The carrying values of applicable Other Assets, which primarily include securities purchased under agreements to resell and customers' acceptance liabilities, approximate their fair values.



                                       -41-        (1995 Annual Report p. 47)
Financial Liabilities

Liabilities For Which Carrying Values Approximate Fair Values: The carrying values of Customers' Deposits and Credit Balances, Travelers Cheques Outstanding, Accounts Payable and Short-Term Debt approximate their fair values.

Fixed Annuity Reserves: Fair values of annuities in deferral status are estimated as the accumulated value less applicable surrender charges and loans. For annuities in payout status, fair value is estimated using discounted cash flow analysis, based on current interest rates. The fair value of these reserves excludes life insurance-related elements of $1.1 billion in 1995 and $1.0 billion in 1994.

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

Liabilities Related To Segregated Asset Accounts: Fair values of these liabilities, after excluding life insurance-related elements of $765 million in 1995 and $482 million in 1994, are estimated as the accumulated value less applicable surrender charges.

Other Liabilities: The carrying values of applicable Other Liabilities, which primarily include securities sold under agreements to repurchase, acceptances outstanding and income taxes payable, approximate their fair values.
























                                       -42-      (1995 Annual Report pp. 47-48)
NOTE 14

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

December 31, (dollars in millions)                              1995           1994
                                                            --------        -------
Financial institutions (a)                                   $11,696        $11,591
Individuals (b)                                               54,280         45,165
U.S. Government and agencies (c)                              13,994         18,491
All other                                                     29,484         23,918
                                                            --------        -------
  Total                                                     $109,454        $99,165
                                                            ========        =======
Composition:
On-balance-sheet                                                 77%            78%
Off-balance-sheet                                                23             22
                                                            --------        -------
  Total                                                         100%           100%
                                                            ========        =======

(a) Financial institutions primarily include banks, broker-dealers, insurance companies and savings and loan associations.

(b) Charge Card products have no preset spending limit; therefore, the quantified credit amount includes only Cardmember receivables recorded in the Consolidated Balance Sheet.

(c) U.S. Government and agencies represent the U.S. Government and its agencies, states and municipalities, and quasi-government agencies.


NOTE 15

INDUSTRY SEGMENTS AND GEOGRAPHIC OPERATIONS

Industry Segments

The Company is principally in the business of providing travel related, financial advisory and international banking services throughout the world. TRS' products include Charge Cards, revolving credit products and Travelers Cheques, as well as travel services, including trip planning, reservations, ticketing and management information. American Express Financial Advisors' services and products include financial planning, insurance and annuities, investment certificates and mutual funds. The Bank serves the financial needs of wealthy entrepreneurs and financial service institutions by providing

                                       -43-        (1995 Annual Report p. 48)
correspondent, commercial and private banking and consumer financial services.
The predominant market for the travel related and financial advisory services is the United States, while the principal markets for international banking services are Europe and Asia/Pacific.

The following table presents certain information regarding these industry segments at December 31, 1995, 1994 and 1993 and for each of the years then ended.

                                                      American
                                              Travel   Express American Corporate   Adjustments
                                             Related Financial  Express       and           and
(millions)                                  Services  Advisors     Bank     Other  Eliminations Consolidated
                                            --------  --------  -------- --------  ------------ ------------
1995
Net revenues                                 $11,542    $3,691     $643    $ 139       $(174)      $15,841
Pretax income from
  continuing operations before
  general corporate expenses                  $1,579      $755     $115        -          -         $2,449
General corporate expenses                         -         -        -    $(266)         -           (266)
                                            --------  --------  -------- --------   ---------    ---------
Pretax income (loss) from
  continuing operations                       $1,579      $755     $115    $(266)         -         $2,183
Income (loss) from continuing
  operations                                  $1,125      $503      $77    $(141)         -         $1,564
Assets                                       $45,188   $48,250  $12,324   $4,358    $(2,715)      $107,405

1994
Net revenues                                 $10,256    $3,270     $652     $188       $(84)       $14,282
Pretax income from
  continuing operations before
  general corporate expenses                  $1,396      $631     $119        -          -         $2,146
General corporate expenses                         -         -        -    $(255)         -           (255)
Pretax income (loss) from                   --------  --------  -------- --------   ---------    ---------
  continuing operations                       $1,396      $631     $119    $(255)         -         $1,891
Income (loss) from continuing
  operations                                    $998     $ 428      $80    $(126)         -         $1,380
Assets                                       $42,483   $40,155  $13,281   $4,467    $(3,380)       $97,006

1993
Net revenues                                  $9,432    $3,156      $67     $163      $(174)       $13,254
Pretax income from
  continuing operations before
  general corporate expenses                  $1,173      $518     $134        -          -         $1,825
General corporate expenses                         -         -        -     $501          -            501
                                            --------  --------  -------- --------   ---------    ---------
Pretax income from
  continuing operations                       $1,173      $518     $134     $501          -         $2,326
Income from continuing operation                $884      $358      $92     $271          -         $1,605
Assets                                       $38,804   $37,351  $14,137   $6,555    $(2,715)       $94,132




                                       -44-      (1995 Annual Report pp. 48-49)
Net revenues includes interest earned on the investment of funds attributable to each industry segment. Pretax income (loss) from continuing operations before general corporate expenses is net revenues less operating expenses, including interest, related to each industry segment's revenues.

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

Assets are those that are used or generated exclusively by each industry segment. The adjustments and eliminations required to arrive at the consolidated amounts shown above consist principally of the elimination of intersegment revenues and assets.










































                                       -45-        (1995 Annual Report p. 49)

Geographic Operations

The following table presents certain information regarding the Company's operations in different geographic regions at December 31 and for each of the years then ended.
                                                                                Adjustments
                                   United                  Asia/       All              and
(millions)                         States    Europe      Pacific     Other     Eliminations    Consolidated
                                  -------- --------     --------  --------     ------------    ------------
1995
Net revenues                      $11,916    $2,098       $1,294    $1,487           $(954)        $15,841
Pretax income from
 continuing operations
 before general
 corporate expenses                $1,762      $359         $239       $89               -          $2,449
General corporate expenses           (266)        -            -         -               -            (266)
                                  --------  --------    --------  --------     ------------    ------------
Pretax income from
 continuing operations             $1,496       $359        $239       $89               -          $2,183
Assets                            $83,216     $8,900      $7,026    $4,169           $(264)       $103,047
Corporate Assets                                                                                     4,358
                                  --------  --------    --------  --------     ------------    ------------
Total Assets                                                                                      $107,405

1994
Net revenues                      $10,801     $1,858      $1,220    $1,028           $(625)        $14,282
Pretax income from
 continuing opera-
 tions before general
 corporate expenses                $1,405       $364        $225      $152               -          $2,146
General corporate
 expenses                            (255)         -           -         -               -            (255)
                                  --------  --------    --------  --------     ------------    ------------
Pretax income from
 continuing operations             $1,150       $364        $225      $152               -          $1,891
Assets                            $72,447     $9,361      $7,119    $3,669            $(57)        $92,539
Corporate Assets                                                                                     4,467
                                  --------  --------    --------  --------     ------------    ------------
Total Assets                                                                                       $97,006

1993
Net revenues                      $10,163     $1,562      $1,087      $939           $(497)        $13,254
Pretax income from
 continuing operations
 before general
 corporate expenses                $1,262       $221        $202      $140               -          $1,825
General corporate
 expenses                             501          -           -         -               -             501
                                  --------  --------    --------  --------     ------------    ------------
Pretax income from
 continuing operations             $1,763       $221        $202      $140               -          $2,326
Assets                            $68,399     $8,221      $7,188    $3,715             $54         $87,577
Corporate Assets                                                                                     6,555
                                  --------  --------    --------  --------     ------------    ------------
Total Assets                                                                                       $94,132

                                       -46-        (1995 Annual Report p. 50)
Most services of the Company are provided on an integrated worldwide basis.
Because of the integration of U.S. and non-U.S. services, it is not practical to separate precisely the U.S. oriented services from services resulting from operations outside the United States and performed for customers outside the
United States; accordingly, the separation set forth in the above table is based upon internal allocations, which necessarily involve certain management judgments.

NOTE 16
LEASE COMMITMENTS AND OTHER CONTINGENT LIABILITIES

The Company leases certain office facilities and operating equipment under noncancellable and cancellable agreements. Total rental expense amounted to $415 million in 1995, $425 million in 1994 and $391 million in 1993. At December 31, 1995, the minimum aggregate rental commitment under all noncancellable leases (net of subleases) was (millions): 1996, $300; 1997, $248; 1998, $162; 1999, $111; 2000, $88; and $379 for years thereafter. Many of these leases provide for additional rentals based on increases in property taxes or the general cost of living index, or for payment of property taxes or other operating expenses by the lessee; in addition, many leases contain renewal clauses.

The Company is not a party to any pending legal proceedings that, in the opinion of management, would have a material adverse effect on the Company's financial position.

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

At December 31, 1995, the aggregate amount of net assets of subsidiaries that may be transferred to the parent company was approximately $6.5 billion. Should specific additional needs arise, procedures exist to permit immediate transfer of short-term funds between the Company and its subsidiaries, while complying with the various contractual and regulatory constraints on the internal transfer of funds.












                                        -47-     (1995 Annual Report pp. 50-51)

NOTE 18
QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data is as follows:
(millions, except per share amounts)
                                                     1995                                  1994
                                   ------------------------------------    ---------------------------------

Quarter Ended                       12/31      9/30      6/30      3/31     12/31     9/30      6/30    3/31
                                   ------    ------    ------    ------    ------   ------    ------  ------
Net revenues                       $4,048    $4,054    $3,967    $3,771    $3,802   $3,604    $3,506  $3,370
Pretax income from
 continuing operations                541       571       572       498       475      498       478     440
Income from continuing
 operations                           384       416       410       353       335      369       359     317
Net income                            384       416       410       353       335      369       357     353
Income from continuing
  operations per
  common share                        .77       .83       .81       .70       .65      .71       .70     .62
Net income per
  common share                        .77       .83       .81       .70       .65      .71       .69     .69
Cash dividends declared per
  common share                       .225      .225      .225      .225      .225     .225      .225     .25
Common share prices:
  High                              45.13     45.13     37.00     36.00     31.63    32.00     28.88   29.23
  Low                               38.50     34.75     34.13     29.00     28.13    25.25     23.17   23.28


Note: Historical common share prices have been adjusted to reflect the Lehman spin-off in 1994 at a ratio based on the trading prices of the Company's common shares and shares of Lehman common stock on May 31, 1994.






















                                       -48-        (1995 Annual Report p. 51)
REPORT OF MANAGEMENT

Responsibility for Preparation of Financial Statements

The management of American Express Company is responsible for the preparation and fair presentation of its financial statements. The financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances, and include amounts based on the best judgment of management. The Company's management is also responsible for the accuracy and consistency of other financial information included in this annual report.

In recognition of its responsibility for the integrity and objectivity of data in the financial statements, the Company maintains a system of internal control over financial reporting. The system is designed to provide reasonable, but not absolute, assurance with respect to the reliability of the Company's financial statements. The concept of reasonable assurance is based on the notion that the cost of the internal control system should not exceed the benefits derived.

The internal control system is founded on an ethical climate and includes an organizational structure with clearly defined lines of responsibility, policies and procedures, a Code of Conduct, and the careful selection and training of employees. Internal auditors monitor and assess the effectiveness of the internal control system and report their findings to management and the Board of Directors throughout the year. The Company's independent auditors are engaged to express an opinion on the year-end financial statements and, with the coordinated support of the internal auditors, review the financial records and related data and test the internal control system over financial reporting.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets regularly with the internal auditors, management and independent auditors to review their work and discuss the Company's financial controls and audit and reporting practices. The independent auditors and the internal auditors independently have full and free access to the Committee, without the presence of management, to discuss any matters which they feel require attention.




















                                       -49-        (1995 Annual Report p. 52)
Report of ERNST & YOUNG LLP INDEPENDENT AUDITORS

The Shareholders and Board of Directors
of American Express Company

We have audited the accompanying consolidated balance sheets of American Express Company as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the management of American Express Company. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Express Company at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 4 to the financial statements, the Company changed its method of accounting for certain investments in debt and equity securities in 1994.


/s/ Ernst & Young LLP
New York, New York
February 8, 1996




















                                       -50-        (1995 Annual Report p. 52)

               CONSOLIDATED FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
                                 American Express Company

(millions, except per share amounts and where italicized)

                                                         1995       1994        1993        1992       1991
                                                      -------    -------     -------     -------    -------
OPERATING RESULTS
Net revenues                                          $15,841    $14,282     $13,254     $14,255    $13,244
Percent increase (decrease)                               11%         8%        (7%)          8%         5%
Expenses                                               13,658     12,391      10,928      13,359     12,622
Income from continuing operations before
  accounting changes:
  As reported                                           1,564      1,380       1,605         578        607
  Adjusted*                                             1,564      1,380       1,172         153        607
Net income                                              1,564      1,413       1,478         461        789
Return on average shareholders'
  equity**                                              22.0%      20.3%       20.9%        3.1%      13.2%
                                                      -------    -------     -------     -------    -------
ASSETS AND LIABILITIES
Cash and cash equivalents                              $3,200     $3,433      $3,312      $3,408     $3,391
Accounts receivable and accrued
  interest, net                                        19,914     17,147      16,142      15,293     16,866
Investments                                            42,561     40,108      39,308      37,629     32,634
Loans, net                                             16,091     14,722      14,796      14,750     15,670
Total assets                                          107,405     97,006      94,132      90,112     84,541
Customers' deposits and credit
  balances                                              9,889     10,013      11,131      11,637     12,693
Travelers Cheques outstanding                           5,697      5,271       4,800       4,729      4,375
Insurance and annuity reserves                         25,157     24,849      23,406      20,893     17,741
Short-term debt                                        17,654     14,810      12,489      11,163     12,396
Long-term debt                                          7,570      7,162       8,561       8,614      8,734
Shareholders' equity                                    8,220      6,433       8,734       7,499      7,465
                                                      -------    -------     -------     -------    -------
COMMON SHARE STATISTICS
Income per share from continuing operations
  before accounting changes:
  As reported                                           $3.11      $2.68       $3.17      $ 1.12      $1.21
  Adjusted*                                             $3.11      $2.68       $2.30        $.23      $1.21
  Percent increase (decrease):
  As reported                                             16%      (15%)        183%        (7%)      (52%)
  Adjusted*                                               16%        17%        900%       (81%)      (52%)
Net income per share                                    $3.11      $2.75       $2.92       $ .88      $1.59
Cash dividends declared per share:
  Actual                                                 $.90      $.925       $1.00       $1.00      $ .96
  Proforma                                               $.90       $.90        $.90        $.90      $ .86
Book value per share:
  Actual                                               $16.60     $12.57      $16.81      $14.58     $14.43
  Pro forma**                                          $14.79     $13.35      $11.81       $8.84      $8.62
Market price per share:
  High                                                 $45.13     $32.00      $32.32      $22.39     $26.81
  Low                                                  $29.00     $23.17      $19.75      $17.65     $15.89
  Close                                                $41.38     $29.50      $27.25      $21.95     $18.09

                                       -51-        (1995 Annual Report p. 53)
Average common shares outstanding
  for income per share                                    498        509         500         477         470
Shares outstanding at year end                            483        496         490         480         472
Number of shareholders of record                       57,010     60,520      58,179      54,526      54,960

OTHER STATISTICS
Number of employees at year end:
  United States                                        41,700     43,421      40,342      38,266      37,018
  Outside United States                                28,647     28,991      24,151      24,388      24,090
                                                      -------    -------     -------     -------     -------
  Total                                                70,347     72,412      64,493      62,654      61,108
                                                      =======    =======     =======     =======     =======

Note: Historical common share prices have been adjusted to reflect the Lehman spin-off at a ratio based on the trading prices of the Company's common shares and shares of Lehman common stock on May 31, 1994. Pro forma cash dividends declared and book value per share have also been adjusted to reflect the Lehman spin-off. For purposes of the pro forma book value per share calculation, it is assumed that the spin-off includes the book value of the Company's investment in Lehman at the balance sheet date plus the capital infusion of approximately $904 million that was made immediately prior to the spin-off. Excluding FDC from 1992 and 1991, net revenues were $13.1 billion and $12.3 billion, respectively, and expenses were $12.4 billion and $11.8 billion, respectively.

*Adjusted to exclude the gains on the sale of FDC in 1993 and 1992 of $433 million and $425 million, respectively.

**Return on average shareholders' equity is based on adjusted income from continuing operations before accounting changes and excludes the effect of SFAS No. 115 in 1995 and 1994. In addition, book value per share excludes the effect of SFAS No. 115 in 1995 and 1994.

























                                       -52-        (1995 Annual Report p. 53)