Form 10-K, Exhibit 13
period 1996-12-31
AMERICAN EXPRESS CO
filed 1997-03-28
CIK 4962

                                                         Exhibit 13

                                 FINANCIAL REVIEW
                             American Express Company


CONSOLIDATED RESULTS OF OPERATIONS

1996 was a good year for American Express Company (the Company). We reported solid earnings improvement and made progress in executing growth-oriented strategies in many of our businesses. We have now met or exceeded our long-term targets of increasing earnings per share by 12 to 15 percent per annum and achieving 18 to 20 percent return on equity for the past sixteen quarters. Our customer base expanded for the fourth straight year as we continued to reverse a trend from the early 1990s. In addition, we successfully challenged attempts by Visa and MasterCard to impose further anti-competitive restrictions that would have hurt us and hindered competition in the marketplace. We formally opened the American Express Card network to banks and other issuers.

   The Company's 1996 consolidated earnings were $1.74 billion, excluding two items: a $300 million after-tax gain on the exchange of the Company's DECS (Debt Exchangeable for Common Stock) for shares of common stock of First Data Corporation (FDC) and a $138 million after-tax charge, primarily related to restructuring at Travel Related Services (TRS). The result was an 11 percent increase compared with net income of $1.56 billion in 1995; income from continuing operations was $1.38 billion in 1994. Including the gain and restructuring charge in 1996, consolidated net income was $1.90 billion.

   Earnings per share for 1996, excluding the gain and restructuring charge, rose 15 percent to $3.57, compared with $3.11 in 1995; per share income from continuing operations was $2.68 in 1994. The 1996 growth in earnings per share resulted from higher revenues and margin improvement; the 1995 increase was primarily due to higher revenues. A reduction in average shares outstanding also contributed to earnings per share growth in both years. The Company's goal is to achieve at least two-thirds of its earnings per share growth by increasing revenues and the remainder by reducing costs and shares outstanding. Including the DECS gain and the restructuring charge, 1996 net income per share increased to $3.90.

   See Note 2 to the Consolidated Financial Statements for a discussion of the DECS gain.

   In the fourth quarter of 1996, the Company recorded a $138 million ($216 million pretax) charge, primarily for restructuring costs related to a series of reengineering initiatives that will be implemented in 1997. Approximately $125 million ($196 million pretax) of the charge relates to TRS. The remaining $13 million ($20 million pretax) was recorded at the Corporate level. See Note 3 to the Consolidated Financial Statements and the Financial Review of TRS and Corporate and Other for discussions of these charges.

   Excluding the revenues of AMEX Life Assurance Company (AMEX Life), a subsidiary that was sold in October 1995, consolidated net revenues increased five percent in 1996 to $16.2 billion compared with $15.4 billion in 1995; revenues were $13.7 billion in 1994. On a reported basis, revenues rose 2.5 percent in 1996 and 11 percent in 1995. The 1996 growth resulted from higher Card discount revenue at TRS and higher management and distribution fees at American Express Financial Advisors (AEFA). The 1995 results reflected growth in several TRS businesses, including Consumer Card, Corporate Card and travel, and at AEFA.
                               -1-     (1996 Annual Report p. 22)

   On May 31, 1994, the Company completed the spin-off of its subsidiary, Lehman Brothers Holdings Inc. (Lehman). Accordingly, the results of Lehman are reported as a discontinued operation in the Consolidated Financial Statements through the spin-off date.

Accounting Developments

The Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," is effective January 1, 1997. With respect to existing securitizations, the new rule is not expected to have a material effect on the Company's results of operations or financial condition. The consequences of additional securitizations could be material depending on their level.





                                  -2-    (1996 Annual Report p. 22)

TRAVEL RELATED SERVICES

Results of Operations

STATEMENT OF INCOME
(Amounts in millions)
Years Ended December 31,              1996       1995         1994
                                      ----       ----         ----
Net Revenues:
  Discount Revenue                $   5,024  $   4,457    $   3,984
  Net Card Fees                       1,668      1,742        1,727
  Travel Commissions
    and Fees                          1,279      1,288          948
  Interest and Dividends                724        969          776
  Other Revenues                      1,867      2,054        1,873
                                     ------     ------       ------
                                     10,562     10,510        9,308
                                     ======     ======        =====
  Lending:
    Finance Charge Revenue            1,575      1,529        1,258
    Interest Expense                    507        497          310
                                     ------     ------       ------
       Net Finance Charge
         Revenue                      1,068      1,032          948
                                     ------     ------       ------
         Total Net Revenues          11,630     11,542       10,256
                                     ======     ======       ======
Expenses:
  Marketing and Promotion               998        950        1,036
  Provision for Losses
    and Claims:
    Charge Card                         743        835          633
    Lending                             635        522          378
    Other                               101        416          471
                                     ------     ------       ------
         Total                        1,479      1,773        1,482
  Interest Expense:
    Charge Card                         688        673          535
    Other                               347        453          296
                                     ------     ------       ------
         Total                        1,035      1,126          831
  Net Discount Expense                  554        414          326
  Human Resources                     2,984      2,829        2,583
  Other Operating Expenses            2,861      2,871        2,602
  Restructuring Charge                  196          -            -
                                     ------     ------       ------
         Total Expenses              10,107      9,963        8,860
Pretax Income                         1,523      1,579        1,396
Income Tax Provision                    418        454          398
                                     ------     ------       ------
Net Income                        $   1,105  $   1,125    $     998
                                     ======     ======       ======

Travel Related Services (TRS) reported earnings of $1.23 billion in 1996, excluding a $125 million restructuring charge ($196 million pretax). This represents a 13 percent increase from $1.09 billion in 1995, excluding the income of AMEX Life; 1994 earnings excluding AMEX Life were $956 million. Including the restructuring charge and Amex Life, TRS reported net income of $1.11 billion, $1.12 billion and $998 million in 1996, 1995 and 1994, respectively.
                                 -3-  (1996 Annual Report p. 23)

   The fourth quarter 1996 restructuring charge primarily relates to a series of reengineering initiatives in the Card and Travel businesses that will be implemented in 1997. These are intended to improve quality, reduce cycle time and bring costs in line with best-in-class competitors. Approximately two-thirds of the restructuring charge applies to TRS' international businesses. It includes $109 million pretax in severance costs associated with the elimination of approximately 3,300 positions (about two-thirds of which are in international markets) and $87 million pretax to close certain leased facilities, to consolidate or outsource certain operations functions, and to write-down certain assets. Approximately $125 million pretax will require cash outlays for severance, lease obligations and other facilities costs. The charges are expected to result in annual pretax savings of approximately $80 million in 1997 and $130 million in 1998 and future years when the benefits are fully realized. TRS plans to reinvest these savings with no immediate material impact on future earnings. See Note 3 to the Consolidated Financial Statements.

   Excluding AMEX Life, TRS' revenues rose approximately five percent compared with 1995. In both of the past two years, TRS' net revenues benefited from increases in worldwide billed business and Cardmember loans outstanding. In both years, higher spending per Cardmember, due in part to rewards programs and expanded merchant coverage, and a greater number of Cards outstanding, contributed to higher billed business. The increase in worldwide Cards in force in both years is primarily attributable to the introduction of new credit card-related products. The growth in basic Cardmember spending was suppressed somewhat in 1996 as a result of two factors. First, TRS has added a substantial number of new, credit card-related accounts that have not yet reached the spending levels of more mature card relationships. Second, TRS now has more customers with multiple basic consumer cards. This strategy captures a larger portion of household spending through multiple card relationships, but it dilutes the average spending per basic card.

   Discount revenue increased in 1996 and 1995, driven by growth in billed business. In 1995, higher billed business was marginally offset by a lower average discount rate, which reflects a change in the mix of Cardmember spending, as well as increasing electronic merchant data capture in selected international markets. Net Card fees for 1996 were four percent below last year due to declines in consumer charge cards and the effect of TRS' strategy to migrate certain Cardmembers to low- and no-fee credit cards that better fit their needs. In 1996, travel commissions and fees were flat as travel sales were affected by corporate travel and entertainment expense containment efforts. The increase in travel commissions and fees in 1995 resulted from acquisitions and business growth. Interest and dividends declined in 1996 primarily as a result of the sale of AMEX Life, as well as a reduction in investments related to the consolidation of certain legal entities within the U.S. Consumer Lending business. The consolidation reduced interest revenue by approximately $119 million but had no effect on net income as other interest expense decreased by a corresponding amount. The decline in other revenues in 1996 is also primarily due to the AMEX Life sale. Lending net finance charge revenue was reduced by the effect of the $1 billion asset securitization completed in the second quarter of 1996. (See TRS' Liquidity and Capital Resources discussion.) Excluding this asset securitization, lending net finance charge revenue rose 11 percent. The increase in both 1996 and 1995 was due to higher worldwide lending balances, somewhat offset by lower net interest spreads on the U.S. portfolio, which in 1996 was primarily due to introductory interest rates on new products.

   Marketing and promotion expense rose in 1996 to support new product activity.
                                    -4-  (1996 Annual Report pp. 23-24)

The worldwide Charge Card provision was lower in 1996 as credit quality improved, particularly in Latin America. The increase in 1995 reflected volume growth, as well as higher loss rates particularly in Latin America and in the small business Corporate Card portfolio.

SELECTED STATISTICAL INFORMATION

(Amounts in billions, except percentages and where indicated)
Years Ended December 31,              1996       1995         1994
                                      ----       ----         ----
Total Cards in Force (millions):
  United States                       29.2       26.7         25.3
  Outside the United States           12.3       11.6         11.0
                                      ----       ----         ----
    Total                             41.5       38.3         36.3
                                      ----       ----         ----
Basic Cards in Force (millions):
  United States                       22.5       20.0         18.6
  Outside the United States            9.6        9.2          8.1
                                     -----      -----        -----
    Total                             32.1       29.2         26.7
                                     =====      =====        =====
Card Billed Business:
  United States                   $  131.0   $  115.2     $  101.2
  Outside the United States           53.3       47.3         39.7
                                     -----      -----        -----

    Total                         $  184.3   $  162.5     $  140.9
                                     =====      =====        =====

Average Discount Rate*               2.73%      2.74%        2.83%
Average Basic Cardmember
  Spending (dollars)*             $  6,013   $  5,814     $  5,347
Average Fee per Card (dollars)*   $     42   $     47     $     48

Travel Sales                      $   15.8   $   15.1     $   10.7
  Travel Commissions and
    Fees/Sales*                       8.1%       8.5%         8.9%
Travelers Cheque Sales            $   26.0   $   25.6     $   24.9
Average Travelers Cheques
  Outstanding                     $    6.0   $    6.0     $    5.3
Owned and Managed Charge Card
  Receivables:
  Total Receivables               $   22.5   $   20.5     $   17.8
  90 Days Past Due as a % of Total    3.2%       3.5%         3.3%
  Loss Reserves (millions)        $    923   $    952     $    829
    % of Receivables                  4.1%       4.6%         4.7%
    % of 90 Days Past Due             128%       131%         143%
  Net Loss Ratio                     0.51%      0.51%        0.47%
Owned and Managed U.S. Cardmember
  Lending:
  Total Loans                     $  12.7    $   10.0     $    8.1
  Past Due Loans as a % of Total:
    30-89 Days                       2.4%        2.8%         2.5%
    90+ Days                         0.9%        1.0%         0.9%

                                     -5-   (1996 Annual Report p. 24)

  Loss Reserves (millions):
    Beginning Balance             $   443    $    357     $    391
       Provision                      607         477          329
       Net Charge-Offs/Other         (562)       (391)        (363)
                                     ----        ----         ----
    Ending Balance                $   488    $    443     $    357
                                     ----        ----         ----
    % of Loans                       3.8%        4.5%         4.4%
    % of Past Due                    117%        116%         130%
  Average Loans                   $  10.8    $    8.8     $    7.5
  Net Write-Off Rate                 5.2%        4.4%         4.9%
  Net Interest Yield                 8.8%        9.9%        10.9%

* Computed from information provided herein.

The worldwide lending provision increased in 1996 and 1995 primarily reflecting portfolio growth as well as higher loss rates in both years. However, past due account levels improved in 1996, and reserve coverage of past due accounts was flat with 1995. The other provision for losses fell in 1996 due to the sale of AMEX Life. Charge Card interest expense rose in 1996 and 1995. In 1996, increased volumes were partially offset by lower borrowing rates; in 1995, both rates and volumes were higher. The decline in other interest expense mirrors the decrease in interest revenue as a result of the reduction in investments discussed above. The growth in human resources expense in 1996 primarily reflected higher systems programmers' costs for technology projects. The increase in 1995 was due to business travel acquisitions and growth to support business volumes. Other operating expenses declined in 1996, reflecting the sale of AMEX Life. Excluding AMEX Life from all periods, other operating expenses were higher in both years as a result of the cost of Cardmember loyalty programs, business volumes and investment spending. The increase in 1995 was also due to business travel acquisitions and initial costs of reengineering activities.

   TRS' asset securitization programs resulted in net discount expense of $554 million, $414 million and $326 million and fee revenue of $157 million, $84 million and $80 million in 1996, 1995 and 1994, respectively. The Charge Card securitization program reduced both the Charge Card provision, by $246 million, $167 million and $127 million in 1996, 1995 and 1994, respectively, and Charge Card interest expense. The 1996 loan securitization program also reduced lending net finance charge revenue and the lending provision by $75 million and $43 million, respectively. Securitizations had no effect on net income for any year presented.

                                -6-     (1996 Annual Report pp. 24-25)

Liquidity and Capital Resources

SELECTED BALANCE SHEET INFORMATION

(Amounts in billions, except percentages)
December 31,                                   1996            1995
                                               ----            ----
Accounts Receivable, net                     $  19.5        $  18.9
Investments                                  $   6.5        $   9.2
U.S. Cardmember Lending Balances             $  11.7        $  10.0
Total Assets                                 $  43.1        $  45.2
Travelers Cheques Outstanding                $   5.8        $   5.7
Short-term Debt                              $  18.4        $  17.9
Long-term Debt                               $   5.0        $   4.4
Total Liabilities                            $  38.4        $  40.3
Total Shareholder's Equity                   $   4.7        $   4.9
Return on Average Equity*                       25.6%          24.6%
Return on Average Assets*                        2.8%           2.5%

* Excluding the effect of SFAS No. 115 and the fourth quarter 1996 restructuring charge of $125 million after-tax.

In 1996, American Express Centurion Bank (Centurion Bank) and American Express Receivables Financing Corporation II, a newly formed wholly owned subsidiary of TRS, created a new trust, the American Express Credit Account Master Trust (the Trust), to securitize revolving credit loans. The Trust securitized $1 billion of loans through the public issuance of two classes of investor certificates and a privately placed collateral interest in the assets of the Trust. The securitized assets consist of loans arising in a portfolio of designated Optima Card, Optima Line of Credit and Sign & Travel revolving credit accounts owned by Centurion Bank. These securitized loans are not in the Consolidated Balance Sheet.

   In addition, in 1996 the American Express Master Trust (the Master Trust) issued an additional $1.25 billion Class A Floating Rate Accounts Receivable Trust Certificates. The securitized assets consist of receivables generated under designated American Express Card, Gold Card and Platinum Card consumer accounts. At December 31, 1996 and 1995, TRS had securitized $3.75 billion and $2.50 billion, respectively, of receivables, which are not in the Consolidated Balance Sheet. In 1997, $500 million Class A Floating Rate Accounts Receivable Trust Certificates will mature. TRS may re-issue new certificates.

   At December 31, 1996, American Express Credit Corporation (Credco) had approximately $1.0 billion of medium- and long-term debt available for issuance under shelf registrations filed with the Securities and Exchange Commission.

   TRS, primarily through Credco, maintained commercial paper outstanding of approximately $13.0 billion at an average interest rate of 5.7 percent and approximately $12.7 billion at an average interest rate of 5.6 percent at December 31, 1996 and 1995, respectively. Unused lines of credit of approximately $6.6 billion, which expire in increments from 1997 through 2002, were available at December 31, 1996 to support a portion of TRS' commercial paper borrowings.

   Borrowings under bank lines of credit totaled $1.4 billion at December 31, 1996 and $1.5 billion at December 31, 1995.

                                  -7-    (1996 Annual Report p. 25)

   The decline in investments resulted from a change in investment strategy related to the consolidation of certain legal entities within the U.S. Consumer Lending business and was offset by a corresponding decrease in other liabilities.


AMERICAN EXPRESS FINANCIAL ADVISORS

Results of Operations

STATEMENT OF INCOME
(Amounts in millions)
Years Ended December 31,               1996        1995         1994
                                       ----        ----         ----
Revenues:
  Investment Income                 $ 2,267     $ 2,209      $ 1,994
  Management and
    Distribution Fees                 1,205         935          806
  Other Revenues                        638         547          470
                                    -------       -----       ------
       Total Revenues                 4,110       3,691        3,270
                                    -------       -----       ------
Expenses:
  Provision for Losses and Benefits:
    Annuities                         1,208       1,156        1,028
    Insurance                           420         401          370
    Investment Certificates             197         205          107
                                     ------       -----       ------
       Total                          1,825       1,762        1,505
  Human Resources                     1,034         877          823
  Other Operating Expenses              366         297          311
                                      -----       -----        -----
       Total Expenses                 3,225       2,936        2,639
                                      -----       -----        -----
Pretax Income                           885         755          631
Income Tax Provision                    291         252          203
                                     ------      ------        -----
Net Income                          $   594     $   503      $   428
                                     ======      ======        =====

American Express Financial Advisors' (AEFA) revenue and earnings growth in both 1996 and 1995 benefited primarily from higher fee revenues due to an increase in managed assets and, in 1996, greater distribution fees from strong mutual fund sales. Life insurance in force also rose in both years. These increases were partially offset by lower investment margins, particularly in 1995. The 1996 results are consistent with a shift in the mix of product sales from fixed-return to fee generating variable-return products, as well as maturities and calls of higher yielding investments.

The change in investment income in 1996 reflected a five percent increase in average investments, partly offset by slightly lower investment yields; the change in 1995 was due to a nine percent growth in average investments, also partly offset by lower yields. Management and distribution fees rose in both years due to higher management fee revenue from higher separate accounts and managed assets. The increase in managed assets in 1996 and 1995 was due to strong market appreciation and positive net sales. Distribution fees improved in 1996,primarily driven by a significant rise in mutual fund sales. Distribution fees declined in 1995 due to the availability, beginning in 1995's second quarter, of a broader range of rear-load funds. Other revenues rose in both years as life insurance contract charges and premiums increased.

   Provisions for losses and benefits rose in 1996 as higher annuity and insurance business in force was partly offset by lower credited rates. The

                                -8-     (1996 Annual Report pp. 25-26)
provision for investment certificates in 1996 declined due to lower credited rates and lower average investment certificates in force. In 1995, increased business in force and higher credited rates resulted in higher provisions for all products. Human resources expenses were higher in 1996 and 1995, reflecting financial advisors' compensation and, to a lesser extent, an increase in the number of employees to support business expansion. Higher other operating expenses in 1996 primarily resulted from growth in data processing and technology related expenses and higher advertising expenditures. Other operating expenses declined slightly in 1995 from 1994, which included accelerated amortization of deferred acquisition costs due to surrenders as a result of an annuity exchange plan.



SELECTED STATISTICAL INFORMATION

(Amounts in millions, except percentages and where indicated)
Years Ended December 31,                1996      1995        1994

                                        ----      ----        ----
Revenues, Net of Provisions          $ 2,285   $ 1,929    $  1,765
Life Insurance
  in Force (billions)                $  67.3   $  59.4    $   52.7
Deferred Annuities
  in Force (billions)                $  37.5   $  34.1    $   28.2
Assets Owned and/or
  Managed (billions):
  Assets managed
    for institutions                 $  37.3   $  32.0    $   27.4
  Assets owned and managed
    for individuals:
       Owned Assets:
         Separate Account Assets        18.5      15.0        10.9
         Other Owned Assets             34.2      33.3        29.3
                                      ------    ------      ------
           Total Owned Assets           52.7      48.3        40.2
                                      ------    ------      ------
       Managed Assets                   59.4      49.2        37.9
                                      ------    ------      ------
         Total                       $ 149.4   $ 129.5    $  105.5
                                      ======    ======      ======
Market Appreciation (Depreciation)
  During the Period:
    Owned Assets:
       Separate Account Assets       $ 1,937   $ 2,839    $  (221)
       Other Owned Assets            $  (232)  $   927    $  (483)
    Managed Assets                   $ 9,063   $12,246    $(3,992)
Sales of Selected Products:
  Mutual Funds                       $14,331   $10,202    $ 8,940
  Annuities                          $ 4,311   $ 3,520    $ 4,360
  Investment Certificates            $   736   $ 1,467    $ 1,068
  Life and Other
    Insurance Sales                  $   449   $   383    $   324
Number of Financial Advisors           8,340     7,945      8,054
Fees from Financial Plans            $  48.1   $  40.8    $  39.7
Product Sales Generated
  from Financial Plans as a
  Percentage of Total Sales             64.0%     64.1%      61.7%

                                 -9-       (1996 Annual Report p. 26)

Liquidity and Capital Resources
SELECTED BALANCE SHEET INFORMATION

 (Amounts in billions, except percentages)

December 31,                            1996      1995
                                        ----      ----
Investments                          $  28.6   $  28.8
Separate Account Assets              $  18.5   $  15.0
Total Assets                         $  52.7   $  48.3
Client Contract Reserves             $  28.9   $  28.6
Total Liabilities                    $  49.5   $  45.2
Total Shareholder's Equity           $   3.2   $   3.1
Return on Average Equity*               20.4%     19.4%

* Excluding the effect of SFAS No. 115.

AEFA's total assets and liabilities grew due to an increase in separate accounts caused by market appreciation and positive net sales. Investments comprised primarily corporate bonds and mortgage-backed securities, including below investment grade debt securities of $2.6 billion in 1996 and $2.3 billion in 1995 and mortgage loans of $3.7 billion in 1996 and $3.2 billion in 1995. Investments are principally funded by sales of insurance and annuities and by reinvested income. Maturities of these investments are matched, for the most part, with the expected future payments of insurance and annuity obligations. Separate account assets, primarily investments carried at market value, are for the exclusive benefit of variable annuity and variable life insurance contract holders. AEFA earns investment management and administration fees from the related accounts.

AMERICAN EXPRESS BANK

Results of Operations

STATEMENT OF INCOME

(Amounts in millions)
Years Ended December 31,               1996      1995      1994
                                       ----      ----      ----
Net Revenues:
  Interest Income                    $  842    $  925     $ 952
  Interest Expense                      536       604       604
                                       ----      ----      ----
    Net Interest Income                 306       321       348
  Commissions, Fees and
    Other Revenues                      213       243       232
  Foreign Exchange Income                72        79        72
                                       ----      ----      ----
    Total Net Revenues                  591       643       652
                                       ----      ----      ----
Provision for Credit Losses              23         7         8
                                       ----      ----      ----

Expenses:
  Human Resources                       224       248       250
  Other Operating Expenses              239       273       275
                                       ----      ----      ----
    Total Expenses                      463       521       525
                                       ----      ----      ----
Pretax Income                           105       115       119
Income Tax Provision                     37        38        39
                                       ----      ----      ----
Net Income                           $   68    $   77     $  80
                                       ====      ====      ====

American Express Bank's (the Bank) 1996 net income was below last year as a result of lower revenues and a higher provision for losses, partly offset by reduced expenses. The decrease was due, in part, to the Bank's continued efforts to focus on strategic markets and the elimination of low return activities, including the transfer of certain aircraft assets to the Bank's parent, American Express Company, in January 1996. Results declined in 1995

                                   -10-     (1996 Annual Report pp. 26-27)
compared with 1994, reflecting lower net interest income, partially offset by growth in foreign exchange and correspondent banking revenues and decreased operating expenses.

   Net interest income declined in 1996 due to higher borrowing rates and lower business volumes, while net interest income fell in 1995 due to narrower spreads on the investment portfolio. The net yield on interest-earning assets (net interest income on a tax equivalent basis as a percentage of total average interest-earning assets) was 3.03 percent in 1996, compared with 2.88 percent and 2.85 percent in 1995 and 1994, respectively. The net yield in 1996 reflects a reduction in low-yielding placements with banks, which was used to fund higher loans and investments, while 1995 reflects a reduction in low-yielding placements with banks and a corresponding decrease in customers' deposits. Commissions, fees and other revenues decreased in 1996 primarily due to exiting nonstrategic businesses; the increase in 1995 was attributable to higher correspondent banking fees.

   The provision for credit losses rose in 1996 due to loan growth, slightly higher consumer and commercial write-offs and lower commercial banking recoveries. Human resources expense improved in 1996 due to cost reduction initiatives. Other operating expenses decreased in both 1996 and 1995. The 1996 improvement was due to the aircraft transfer; the slight decline in 1995 resulted from a cost reduction program.

Liquidity and Capital Resources

SELECTED BALANCE SHEET INFORMATION
(Amounts in billions, except percentages and where indicated)

December 31,                                  1996      1995
                                              ----      ----
Investments                                $   2.8    $  2.5
Total Loans                                $   5.9    $  5.4
  Reserve for Credit Losses (millions)     $   117    $  111
  Reserves as a Percentage of Total Loans      2.0%      2.0%
  Total Nonperforming Loans (millions)     $    35    $   34
  Other Real Estate Owned (millions)       $    36    $   44
Total Assets                               $  12.3    $ 12.3
Deposits                                   $   8.7    $  8.5
Total Liabilities                          $  11.6    $ 11.5
Total Shareholder's Equity (millions)      $   799    $  837
Risk-Based Capital Ratios:
  Tier 1                                       8.8%      8.9%
  Total                                       12.5%     13.0%
Leverage Ratio                                 5.6%      5.8%
Return on Average Assets*                      .57%      .59%
Return on Average Common Equity*              9.22%     9.99%

* Excluding the effect of SFAS No. 115.

The Bank's 1996 total assets were unchanged compared with 1995. Liquidity created from the transfer of aircraft assets to the parent was used to pay a special dividend and fund higher loans and investments. Total loan write-offs, net of recoveries, were $16.2 million in 1996 and $4.8 million in 1995. Total shareholder's equity decreased, primarily because of a $75 million special dividend to American Express Company, partly offset by net income. The decrease in other real estate owned resulted from the sale of a foreclosed asset. During the fourth quarter of 1996, the Bank issued $300 million Floating Rate Capital Notes due 2001 and 356 million Swiss franc ($309 million) bonds matured.
                               -11-     (1996 Annual Report pp. 27-28)

CORPORATE AND OTHER

Corporate and Other reported net expenses of $153 million in 1996, excluding the $300 million after-tax gain on the exchange of the Company's DECS ($480 million pretax) and a $13 million after-tax charge ($20 million pretax) primarily related to the early retirement of debt. These results compare with net expenses of $141 million in 1995 and $126 million in 1994. Including the above items in 1996, Corporate and Other had net income of $134 million.

   Results for all three years include the Company's share of the participations in Travelers Inc. (Travelers) revenue and net income in accordance with an agreement related to the 1993 sale of the Shearson Lehman Brothers Division
(the 1993 sale). Results for 1995 also included a gain from the sale of common stock and warrants of Mellon Bank Corporation. In 1994, there was a capital gain on the sale of Travelers, preferred stock and warrants which were acquired as part of the 1993 sale. In all years, these gains were offset by the Company's costs associated with certain business building initiatives and, in 1994, costs related to the Lehman spin-off.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

The Company believes allocating capital to businesses with a return on risk-adjusted equity in excess of its cost of equity and sustained earnings growth in its core businesses will continue to build shareholder value. Consistent with its capital allocation policy, the Company completed the tax-free spin-off of Lehman to shareholders in 1994 and sold AMEX Life in 1995.

   The Company's philosophy is to retain enough earnings to help achieve its goal of earnings per share growth in the 12 to 15 percent range. As further described in Note 8 to the Consolidated Financial Statements, the Company has undertaken a systematic share repurchase program to offset new share issuances. To the extent retained earnings exceed investment opportunities, the Company may return excess capital to shareholders.

Financing Activities

The Company has procedures to transfer immediately short-term funds within the Company if necessary to meet liquidity needs. These internal transfer mechanisms are subject to and comply with various contractual and regulatory constraints.

   The parent company generally meets its short-term funding needs through an intercompany dividend policy, whereby each business unit remits approximately 50 percent of its earnings, and by the issuance of commercial paper. The Board of Directors has authorized a parent company commercial paper program that is supported by a $1.3 billion multi-purpose credit facility that expires in increments from 1997 through 2002. No borrowings have been made under this credit facility. Average commercial paper outstanding was $101 million during 1996 and $177 million during 1995. There was no commercial paper outstanding at December 31, 1996; $100 million was outstanding at December 31, 1995.

   Total parent company long-term debt outstanding was $666 million at December 31, 1996 and $2.3 billion at December 31, 1995. On October 15, 1996 the Company's DECS, which had a book value of $1.3 billion at December 31, 1995, matured and were exchanged for FDC common stock. In the fourth quarter of 1996, $93 million of high coupon parent company debt was retired early. At December 31, 1996, the parent company had $1.1 billion of debt or equity

                                    -12-      (1996 Annual Report pp. 28-29)
securities available for issuance under a shelf registration filed with the Securities and Exchange Commission. In addition, TRS, Credco, American
Express Overseas Credit Corporation Limited and the Bank established a program for the issuance, outside the United States, of debt instruments to be listed on the Luxembourg Stock Exchange. The maximum aggregate principal amount of debt instruments outstanding at any one time under the program will not exceed $3 billion. Except for $300 million of notes described in the Bank's Financial Review, no debt has been issued under this program.

Risk Management

Management establishes and oversees implementation of Board-approved policies covering the Company's funding, investments and use of derivative financial instruments and monitors aggregate risk exposures on an ongoing basis. The Company's objective is to realize returns commensurate with the level of risk assumed while achieving consistent earnings growth. Individual business segments are responsible for managing their respective exposures within the context of Board approved policies. See Note 12 to the Consolidated Financial Statements for a discussion of the Company's use of derivatives.

   TRS employs a variety of interest rate and foreign exchange hedging strategies to manage interest rate and foreign currency risk. TRS' hedging policies are established, maintained and monitored by a central treasury function. TRS generally hedges its exposures along product lines.

   For its Charge Card products, TRS funds its Cardmember receivables using both on-balance sheet sources such as long-term debt, medium-term notes, commercial paper and other debt, and an asset securitization program. Such funding is predominantly obtained by Credco and its subsidiaries. Interest rate exposure is managed through the issuance of long-term and short-term debt and the use of interest rate swaps to achieve a targeted mix of fixed and floating rate funding. TRS currently targets this mix to be 100 percent floating rate. During 1995, TRS had targeted a 30 percent to 40 percent fixed and 60 percent to 70 percent floating mix. TRS periodically reviews and may change this policy.

   For its lending products, TRS funds its Cardmember loans using a mixture of long- and short-term debt, and an asset securitization program, primarily through Centurion Bank. The interest rates on TRS' lending products are linked to a floating rate base and typically reprice each month. TRS generally enters into interest rate swaps paying rates that reprice when the base rate of the underlying loans changes.

   Foreign exchange risk arising from cross-currency charges and balance sheet exposures is managed primarily by entering into agreements to buy and sell currencies on a spot or forward basis. For its Stored Value Group, travel and other businesses, foreign exchange risk is managed using forward foreign exchange contracts.

   American Express Financial Advisors' owned investment securities are, for the most part, held by its life insurance and investment certificate subsidiaries. These subsidiaries primarily invest in long-term and intermediate-term fixed income securities for the purpose of providing their fixed annuity and investment certificate clients with a competitive rate of return on their investments while minimizing risk. Investment in fixed income securities provides AEFA with a dependable and targeted margin between the interest rate earned on investments and the interest rate credited to clients' accounts. AEFA does not invest in securities to generate trading profits for its own account.
                                   -13-       (1996 Annual Report pp. 29-30)

   AEFA's life insurance and investment certificate subsidiaries' investment committees meet regularly to review models projecting different interest rate scenarios and their impact on the profitability of each subsidiary. The committees' objective is to structure their investment security portfolios based upon the type and behavior of products in the liability portfolios, to achieve targeted levels of profitability and meet contractual obligations.

   Rates credited to customers' accounts are generally reset at shorter intervals than the maturity of underlying investments. Therefore, AEFA's margins may be negatively impacted by increases in the general level of interest rates. Part of the committees' strategies include the purchase of derivatives, such as interest rate caps, swaps and corridors, for hedging purposes.

   The Bank employs a variety of on-balance sheet and derivative financial instruments in managing its exposure to fluctuations in interest and currency rates. The derivative instruments consist principally of foreign exchange spot and forward contracts, interest rate swaps, foreign currency options and forward rate agreements. Generally, they are used to manage specific on-balance sheet interest rate and foreign exchange exposures related to deposits and long-term debt, equity, loans and securities holdings.

   The Bank also utilizes foreign exchange and interest rate products to meet the needs of its customers. Customer positions are usually, but not always, offset. They are evaluated in terms of the Bank's overall interest rate or foreign exchange exposure. The Bank also takes limited proprietary positions.

   Asset/liability management at the Bank is supervised by its Asset and Liability Committee (ALCO) which comprises senior business managers. It meets monthly and monitors (a) interest rate and foreign exchange exposures, (b) liquidity, (c) capital levels, and (d) investment portfolios. ALCO evaluates current market conditions and determines the Bank's strategy within risk limits approved by the Bank's Board of Directors. The Bank's treasury and global trading management issue policies and control procedures and delegate risk limits throughout the Bank's country trading operations.

   The Bank's overall credit policies are approved by the Finance and Credit Policy Committee of the Bank's Board of Directors. Credit lines are based on a tiered approval ladder, with levels of authority delegated to each country, geographic area, the Bank's Senior management, and the Bank's Board of Directors. Approval authorities are based on factors such as type of borrower, nature of transaction, collateral, and overall risk rating. The Bank controls the credit risk arising from derivative transactions through the same procedures. The Credit Audit department reviews all significant exposures periodically. Risk of all foreign exchange and derivative transactions are reviewed by the Bank on a regular basis.

                                -14-     (1996 Annual Report p. 30)

                       CONSOLIDATED STATEMENT OF INCOME
                           American Express Company

Years Ended December 31, (millions, except per share amounts)
                                                   1996      1995      1994
                                                   ----      ----      ----
Net Revenues
  Discount revenue                             $  5,024  $  4,457  $  3,984
  Interest and dividends, net                     3,289     3,499     3,172
  Net card fees                                   1,668     1,742     1,727
  Travel commissions and fees                     1,279     1,288       948
  Other commissions and fees                      1,261     1,254     1,126
  Cardmember lending net finance charge revenue   1,068     1,032       948
  Management and distribution fees                1,205       935       806
  Life insurance premiums                           395       735       783
  Other                                           1,048       899       788
                                                -------   -------   -------
    Total                                        16,237    15,841    14,282
                                                 ======    ======    ======

Expenses
  Human resources                                 4,325     4,039     3,769
  Provisions for losses and benefits:
    Annuities and investment certificates         1,405     1,392     1,173
    Life insurance and other                        544       793       812
    Charge card                                     743       835       633
  Cardmember lending                                635       522       378
  Interest:
    Charge card                                     688       673       535
    Other                                           428       569       476
  Occupancy and equipment                         1,126     1,094     1,058
  Marketing and promotion                         1,071       977     1,063
  Professional services                             951       834       687
  Communications                                    445       407       376
  Other                                           1,212     1,523     1,431
                                                -------   -------   -------
    Total                                        13,573    13,658    12,391
                                                =======   =======   =======
  Pretax income from continuing operations        2,664     2,183     1,891
  Income tax provision                              763       619       511
                                                 ------    ------    ------
  Income from continuing operations               1,901     1,564     1,380
  Discontinued operations, net of income taxes        -         -        33
                                                 ------    ------    ------
  Net income                                    $ 1,901   $ 1,564   $ 1,413
                                                 ======    ======    ======
Earnings Per Common Share
  Income from continuing operations             $  3.90   $  3.11   $  2.68
  Discontinued operations                             -         -       .07
                                                 ------    ------    ------
  Net income                                    $  3.90   $  3.11   $  2.75
                                                 ======    ======    ======
  Average common and common equivalent
  shares outstanding                              485.6     498.0     508.8
                                                 ======    ======    ======
See notes to consolidated financial statements.

                                 -15-      (1996 Annual Report p. 31)

                          CONSOLIDATED BALANCE SHEET
                           American Express Company

December 31, (millions)                                             1996     1995
                                                                    ----     ----
Assets
  Cash and cash equivalents                                      $ 2,677 $  3,200
  Accounts receivable and accrued interest:
    Cardmember receivables, less reserves: 1996, $658; 1995, $753 17,938   17,154
    Other receivables, less reserves: 1996, $64; 1995, $76         2,553    2,760
Investments                                                       38,339   42,561
Loans:
  Cardmember lending, less reserves: 1996, $482; 1995, $489       12,194   10,268
  International banking, less reserves: 1996, $117; 1995, $111     5,760    5,317
  Other, net                                                         564      506
Separate account assets                                           18,535   14,974
Deferred acquisition costs                                         2,660    2,262
Land, buildings and equipment - at cost, less accumulated
  depreciation: 1996, $1,852; 1995, $1,763                         1,675    1,783
  Other assets                                                     5,617    6,620
                                                                 -------  -------
Total assets                                                    $108,512 $107,405
                                                                 =======  =======
Liabilities and Shareholders' Equity
  Customers' deposits                                           $  9,555 $  9,889
  Travelers Cheques outstanding                                    5,838    5,697
  Accounts payable                                                 4,601    4,686
  Insurance and annuity reserves:
    Fixed annuities                                               21,838   21,405
    Life and disability policies                                   3,836    3,752
  Investment certificate reserves                                  3,265    3,606
  Short-term debt                                                 18,402   17,654
  Long-term debt                                                   6,552    7,570
  Separate account liabilities                                    18,535   14,974
  Other liabilities                                                7,562    9,952
                                                                 -------  -------
    Total liabilities                                             99,984   99,185
                                                                 -------  -------
Shareholders' Equity
  Preferred shares, $1.66 2/3 par value, authorized 20 million shares Convertible Exchangeable Preferred shares, issued and outstanding 4 million shares in 1995, stated at liquidation
     value                                                             -       200
  Common shares, $.60 par value, authorized 1.2 billion shares;
    issued and outstanding 472.9 million shares in 1996 and 483.1
     million shares in 1995                                         284       290
  Capital surplus                                                 4,191     3,781
  Net unrealized securities gains                                   386       875
  Foreign currency translation adjustment                           (89)      (85)
  Retained earnings                                               3,756     3,159
                                                                 ------    ------
    Total shareholders' equity                                    8,528     8,220
                                                                 ------    ------
Total liabilities and shareholders' equity                     $108,512  $107,405
                                                                =======   =======
See notes to consolidated financial statements.

                                 -16-       (1996 Annual Report p. 32)

                                   CONSOLIDATED STATEMENT OF CASH FLOWS
                                      American Express Company
Years Ended December 31, (millions)                                1996      1995      1994
                                                                -------   -------    ------
Cash Flows from Operating Activities
Income from continuing operations                               $ 1,901  $  1,564  $  1,380
Adjustments to reconcile income from continuing operations
  to net cash provided by operating activities:
  Provisions for losses and benefits                              2,009     2,086     1,456
  Depreciation, amortization, deferred taxes and other              266       367       378
  Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
    Accounts receivable and accrued interest                        290      (353)     (180)
    Other assets                                                    567    (1,157)      523
    Accounts payable and other liabilities                         (297)     (280)      997
  Increase in Travelers Cheques outstanding                         141       427       471
  Increase in insurance reserves                                    224       440       471
  (FDC gain)/restructuring                                         (162)        -         -
Net cash flows used by operating activities of discontinued
  operations                                                          -         -    (3,656)
                                                                 ------    ------    ------
Net cash provided by operating activities                         4,939     3,094     1,840
                                                                 ------    ------    ------
Cash Flows from Investing Activities
Sale of investments                                               4,634     2,236     4,757
Maturity and redemption of investments                            6,573     8,274     6,794
Purchase of investments                                         (10,896)  (11,242)  (13,224)
Net increase in Cardmember receivables                           (2,770)   (3,754)   (2,856)
Cardmember receivables/loans sold to Trust                        2,242         -       900
Proceeds from repayment of loans                                 22,696    21,603    21,282
Issuance of loans                                               (27,277)  (23,960)  (21,370)
Purchase of land, buildings and equipment                          (438)     (347)     (333)
Sale of land, buildings and equipment                               238        91       122
(Acquisitions) dispositions, net of cash acquired/sold               (4)      357      (310)
Net cash flows used by investing activities of discontinued
  operations                                                          -         -       (36)
                                                                 ------    ------    ------
Net cash used by investing activities                            (5,002)   (6,742)   (4,274)
                                                                 ------    ------    ------
Cash Flows from Financing Activities
Net decrease in customers' deposits                                (133)     (125)   (1,089)
Sale of annuities and investment certificates                     5,411     5,729     5,994
Redemption of annuities and investment certificates              (5,508)   (3,957)   (5,004)
Net increase (decrease) in debt with maturities of
  3 months or less                                                4,885    (4,700)    5,494
Issuance of debt                                                 13,578    23,012     3,921
Principal payments on debt                                      (17,384)  (15,454)   (8,729)
Issuance of American Express common shares                          176       246       153
Repurchase of American Express common shares                     (1,041)     (891)     (555)
Cash infusion to Lehman Brothers                                      -         -      (904)
Dividends paid                                                     (436)     (458)     (504)
Net cash flows provided by financing activities of
  discontinued operations                                             -         -     3,737
                                                                 ------    ------    ------
Net cash (used) provided by financing activities                   (452)    3,402     2,514
Net change in cash and cash equivalents of discontinued operations    -         -        45
Effect of exchange rate changes on cash                              (8)       13        86
                                                                 ------    ------    ------
Net (decrease) increase in cash and cash equivalents               (523)     (233)      121
Cash and cash equivalents at beginning of year                    3,200     3,433     3,312
                                                                 ------    ------    ------
Cash and cash equivalents at end of year                       $  2,677   $ 3,200  $  3,433
                                                                 ======    ======    ======
See notes to consolidated financial statements.

                                -17-     (1996 Annual Report p. 33)

                               CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                          American Express Company

                                                                                      Net
                                                                                      Unrealized
                                                                                      Securities
Three Years Ended December 31, 1996                      Preferred  Common   Capital  Gains              Retained
(millions)                                      Total    Shares     Shares   Surplus  (Losses)    Other  Earnings
                                               -------- --------- -------- ---------  --------    -----  --------
Balances at December 31, 1993                   $ 8,734  $    201   $  294   $3,656   $     7     $(73)  $ 4,649
                                                 ------    ------    ------   -----    -----      -----   ------
  Net income                                      1,413                                                    1,413
  Repurchase of common shares                      (555)               (11)    (144)                        (400)
  Net put options activity                         (104)                       (104)
  Impact of Lehman spin-off                      (2,410)                         (4)                11    (2,417)
  Conversion of 9% Notes                             58                 2        56
  Change in net unrealized securities
    gains (losses)                                 (396)                                 (396)
  Foreign currency translation adjustments          (15)                                           (15)
  Other changes, primarily employee plans           202        (1)     13       191                          (1)
  Cash dividends declared:
    Preferred                                       (32)                                                    (32)
    Common, $.925 per share                        (462)                                                   (462)
                                                -------    ------   ------   ------   -------     ----   ------
Balances at December 31, 1994                     6,433       200     298     3,651     (389)      (77)   2,750
                                                -------    ------   ------   ------   -------     ----   ------
  Net income                                      1,564                                                   1,564
  Repurchase of common shares                      (891)              (14)     (180)                       (697)
  Net put options activity                           (1)                         (1)
  Change in net unrealized securities
    gains (losses)                                1,264                                1,264
  Foreign currency translation adjustments           (8)                                           (8)
  Other changes, primarily employee plans           313                6         311                        (4)
  Cash dividends declared:
    Preferred                                       (15)                                                   (15)
    Common, $.90 per share                         (439)                                                  (439)
                                                -------    ------   ------   -------  -------     ----   ------
Balances at December 31, 1995                     8,220      200     290       3,781     875      (85)   3,159
                                                -------    ------   ------   -------  --------    ----   ------
  Net income                                      1,901                                                  1,901
  Repurchase of common shares                    (1,041)             (13)       (177)                     (851)
  Net put options activity                          124                          124
  Change in net unrealized securities
    gains (losses)                                 (489)                                (489)
  Conversion of preferred shares
    into common                                       -    (200)      3          197
  Foreign currency translation adjustments           (4)                                           (4)
  Other changes, primarily employee plans           252               4          266                       (18)
  Cash dividends declared:
    Preferred                                        (6)                                                    (6)
    Common, $.90 per share                         (429)                                                  (429)
                                                 ------     ------  ------   -------  --------     ---- -------
Balances at December 31, 1996                   $ 8,528          - $ 284     $4,191   $  386      $(89) $3,756
                                                 ======     ======  ======   =======  ========    ===== =======
See notes to consolidated financial statements.

                                     -18-     (1996 Annual Report p. 34)

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying Consolidated Financial Statements include the accounts of American Express Company and its subsidiaries (the Company). All significant intercompany transactions are eliminated. Some amounts are based on estimates and assumptions, e.g. reserves for Cardmember Receivables and Loans; Deferred Acquisition Costs; and Insurance and Annuity Reserves. These reflect the best judgment of management and actual results could differ.

     Certain amounts from prior years have been reclassified to conform to the current presentation.

Separate Account Assets and Liabilities

Separate account assets and liabilities are funds held for the exclusive benefit of variable annuity and variable life insurance contract holders. The Company receives investment management fees, mortality and expense assurance fees, minimum death benefit guarantee fees and cost of insurance charges from the related accounts.

Net Revenues

Cardmember Lending Net Finance Charge Revenue is presented net of interest expense of $507 million, $497 million and $310 million for the years ended December 31, 1996, 1995 and 1994, respectively. Interest and Dividends is presented net of interest expense, related to the Company's international banking operations, of $536 million for the year ended December 31, 1996 and $604 million for each of the years ended December 31, 1995 and 1994.

Marketing and Promotion

The Company expenses advertising costs in the year in which the advertising first takes place.

Cash and Cash Equivalents

The Company has defined cash equivalents to include time deposits with original maturities of 90 days or less, excluding those that are restricted by law or regulation.


NOTE 2  FIRST DATA CORPORATION

In the fourth quarter of 1995, the Company's 22 percent equity ownership of First Data Corporation (FDC) was reduced to approximately 10 percent as a result of shares issued by FDC in connection with a merger transaction. Accordingly, as of December 31, 1995, the Company's investment in FDC was accounted for as Investments - Available for Sale.

     In October 1993, the Company issued 23,618,500 DECS (Debt Exchangeable for Common Stock) in the form of 6.25% Exchangeable Notes, which matured on October 15, 1996. Holders of DECS received a total of 19,343,537 FDC shares. After the exchange, the Company's holding in FDC was reduced to 3,274,963 shares. Following a 2-for-1 FDC stock split in November 1996, the Company owned 6,549,926 FDC shares as of December 31, 1996. The Company recognized a $480 million pretax gain on the exchange which is included in Other Expenses in the Consolidated Statement of Income; the after-tax gain was $300 million.

                               -19-       (1996 Annual Report p. 35)

NOTE 3  RESTRUCTURING CHARGE

In the fourth quarter of 1996, the Company recorded a $138 million charge ($216 million pretax) primarily for restructuring costs related to a series of reengineering initiatives that will be implemented in 1997. These are intended to improve quality, reduce cycle time and bring costs in line with best-in-class competitors. Of the total charge, $125 million ($196 million pretax) relates to Travel Related Services (TRS), approximately two-thirds of which applies to international businesses. Most of the remaining $13 million ($20 million pretax) is due to the early retirement of debt at the Corporate level. The pretax charge is included in Other Expenses in the Consolidated Statement of Income.

     The TRS restructuring charge includes $109 million pretax in severance costs associated with the elimination of approximately 3,300 positions, about two-thirds of which are in international markets, and $87 million pretax to close certain leased facilities, to consolidate or outsource certain operations functions and to write down certain assets.


NOTE 4  LEHMAN BROTHERS SPIN-OFF

On May 31, 1994, the Company distributed to its common shareholders a dividend of all of its holdings of Lehman Brothers Holdings Inc. (Lehman) common stock (approximately 98.2 million shares). At that date, the Company's investment in Lehman was $2.4 billion. Shareholders of the Company received one share of Lehman common stock for each five common shares of the Company that they owned. Prior to the distribution, the Company added approximately $1.1 billion of equity capital to Lehman, representing the Company's purchase of approximately $904 million of Lehman common stock, which was included in the dividend to the Company's common shareholders, and $200 million of Lehman cumulative voting preferred stock (such preferred stock was purchased by Lehman on February 15, 1996).

     In connection with the spin-off, the Company acquired 928 shares and Nippon Life Insurance Company (Nippon Life) acquired 72 shares of Lehman redeemable voting preferred stock for a nominal dollar amount. This security entitles its holders to receive an aggregate annual dividend of 50 percent of Lehman net income in excess of $400 million for each of eight years ending in May 2002, with a maximum of $50 million in any one year. In addition, the Company and Nippon Life are entitled to receive 92.8 percent and 7.2 percent, respectively, of certain contingent revenue and earnings-related payouts from Travelers Inc. (Travelers), which were assigned by Lehman to the Company and Nippon Life in connection with the spin-off transaction. The Travelers revenue-related payout was for three years. The Company received $46 million in each of 1996, 1995 and 1994. The earnings-related payout, which is in effect for a five-year period beginning in 1994, is 10 percent of after-tax profits of Smith Barney, a subsidiary of Travelers, in excess of $250 million per year ($56 million, $24 million and $18 million was received by the Company in 1996, 1995 and 1994, respectively).

                               -20-      (1996 Annual Report p. 36)

Discontinued Operations

Discontinued operations represents the results of Lehman through May 31, 1994, the spin-off date, and are:

Period Ending May 31, (millions)                  1994
                                                  ----
Net revenues                                    $1,311
                                                ======
Income before accounting changes                $   57
  Accounting changes                               (13)
                                                ------
                                                    44
Preferred dividends                                (11)
                                                ------
Discontinued operations                         $   33
                                                ======

NOTE 5  INVESTMENTS

The following is a summary of Investments included in the Consolidated Balance Sheet at December 31:

(millions)                                         1996        1995
                                                   ----        ----
Held to Maturity, at amortized cost             $13,063     $16,790
Available for Sale, at fair value                20,978      22,435
Investment mortgage loans (fair
  value: 1996, $3,827; 1995, $3,434)              3,712       3,180
Trading                                             586         156
                                                -------     -------
                                                $38,339     $42,561
                                                =======     =======








                               -21-    (1996 Annual Report p. 37)

   Investments classified as Held to Maturity and Available for Sale at December 31 are distributed by type and maturity as presented below:

                                                                     Held to Maturity
                                                  1996                                                 1995
                                ------------------------------------            ---------------------------------------
                                         Gross         Gross                                   Gross       Gross
                                    Unrealized    Unrealized    Fair                      Unrealized  Unrealized      Fair
(millions)                      Cost     Gains        Losses   Value                Cost       Gains      Losses     Value
                                 ------------------------------------              ---------------------------------------
U.S. Government and
  agencies obligations          $    45   $  1        $ 2    $    44            $ 2,695       $  3          -    $ 2,698
State and municipal obligations   1,410     52          3      1,459              1,560         78          -      1,638
Corporate debt securities         9,085    392         48      9,429             10,019        672        $36     10,655
Foreign government bonds
  and obligations                   371      7          -        378                 63          6          -         69
Mortgage-backed securities        2,152     23         46      2,129              2,324         46         10      2,360
Other                                 -      -          -          -                129          -          -        129
                                -------   ----       ----    -------            -------       ----        ---    -------
  Total                         $13,063   $475        $99    $13,439            $16,790       $805        $46    $17,549
                                =======   ====       ====    =======            =======       ====        ===    =======


                                                                     Available for Sale
                                                1996                                                 1995
                                -------------------------------------           ---------------------------------------
                                           Gross      Gross                                  Gross       Gross
                                      Unrealized Unrealized      Fair                   Unrealized  Unrealized      Fair
(millions)                         Cost    Gains     Losses     Value              Cost      Gains      Losses     Value
                                -------------------------------------           ---------------------------------------
U.S. Government and
  agencies obligations          $    46      -          -    $    46            $   370       $  8        $ 1   $   377
State and municipal obligations   3,964   $182          -      4,146              3,749        278          -     4,027
Corporate debt securities         5,441    139        $28      5,552              4,200        217          7     4,410
Foreign government bonds
  and obligations                 1,227     24         11      1,240              1,655         25         16     1,664
Mortgage-backed securities        8,641    125         71      8,695              8,731        227         26     8,932
Equity securities                   465    259          6        718                863      1,278          1     2,140
Other                               582      -          1        581                884          1          -       885
                                 ------   ----       ----    -------            -------     ------        ---   -------
  Total                         $20,366   $729       $117    $20,978            $20,452     $2,034        $51   $22,435
                                =======   ====       ====    =======            =======     ======        ===   =======


                              -22-            (1996 Annual Report pp. 37-38)

                                       Held to Maturity    Available for Sale
                                                   Fair                  Fair
December 31, 1996 (millions)              Cost    Value        Cost     Value
                                         --------------      -----------------
Due within 1 year                      $   660  $  664      $ 1,379   $ 1,392
Due after 1 year through 5 years         3,080   3,234        3,093     3,187
Due after 5 years through 10 years       5,097   5,290        3,518     3,613
Due after 10 years                       2,074   2,122        3,270     3,373
                                       -------  ------      -------   -------
                                        10,911  11,310       11,260    11,565
Mortgage-backed securities               2,152   2,129        8,641     8,695
Equity securities                            -       -          465       718
                                       -------  -------     -------   -------
  Total                                $13,063 $13,439      $20,366   $20,978
                                       =======  =======     =======   =======

     Mortgage-backed securities primarily include GNMA, FNMA and FHLMC securities at December 31, 1996 and 1995.

     The table below includes purchases, sales and maturities of investments classified as Held to Maturity and Available for Sale for the year ended December 31:

                                            1996                1995
                                      ------------------   ------------------
                                       Held to Available    Held to Available
(millions)                            Maturity  for Sale   Maturity  for Sale
                                      ------------------   ------------------
Purchases                              $11,281  $9,340      $16,460    $6,895
Sales                                  $   312  $4,315      $   372    $1,863
Maturities                             $14,673  $4,918      $17,256    $3,641


     Investments classified as Held to Maturity were sold during 1996 and 1995 due to credit deterioration; gross realized gains and losses on sales were negligible.

     The change in the Net Unrealized Securities Gains (Losses) component of Shareholders' Equity was a decrease of $489 million and an increase of $1.3 billion for the years ended December 31, 1996 and 1995, respectively. The decrease in 1996 primarily reflects the exchange of the Company's DECS for FDC shares held by the Company. This exchange resulted in the realization of a $300 million after-tax gain. The Company continues to own 6.5 million shares of FDC, with an unrealized gain of $125 million after-tax included in Shareholders' Equity. See Note 2. An increase in the general level of interest rates also contributed to the decline in 1996. The rise in market value during 1995 reflects a decline in the general level of interest rates and the reclassification of the Company's investment in FDC to Investments -
Available for Sale.

     Gross realized gains and losses on sales of securities classified as Available for Sale, using the specific identification method, were $65 million and $25 million and $46 million and $12 million for the years ended
December 31, 1996 and 1995, respectively. The Available for Sale classification does not mean that the Company necessarily expects to sell these securities. They are available to meet possible liquidity needs should there be significant changes in customer demand or funding sources and terms.

                                  -23-        (1996 Annual Report pp. 38-39)

     Net unrealized gains on Trading securities included in income were $28 million and $12 million for the years ended December 31, 1996 and 1995, respectively.



NOTE 6  LOANS
Loans at December 31 consisted of:

(millions)                                         1996        1995
                                                   ----        ----
Cardmember and Consumer Loans                   $13,545     $11,677
Commercial Loans:
  Commercial and industrial                       2,641       2,657
  Mortgage and real estate                          431         514
  Loans to banks and other institutions           1,923       1,300
Other, principally policyholders' loans             579         545
                                                 ------      ------
                                                 19,119      16,693
Less: Reserves for credit losses                    601         602
                                                 ------      ------
  Total                                         $18,518     $16,091
                                                 ======      ======
Note: American Express Financial Advisors' mortgage loans of $3.7 billion and $3.2 billion in 1996 and 1995, respectively, are included in Investment Mortgage Loans and are shown in Note 5.

  The following table presents changes in Reserves for Credit Losses related to loans:

(millions)                                        1996        1995
                                                  ----        ----
Balance, January 1                              $  602      $  545
Provision for credit losses                        658         529
Write-offs                                        (795)       (606)
Recoveries of amounts previously written off       136         134
                                                 -----       -----
Balance, December 31                            $  601      $  602
                                                 =====       =====

NOTE 7  PREFERRED SHARES

In January 1990, the Company sold to Nippon Life for $200 million four million of the Company's $3.875 Convertible Exchangeable Preferred shares (Convertible Preferred shares). On May 6, 1996, after receiving a redemption notice from the Company, Nippon Life converted all of the Convertible Preferred shares into 4,705,882 of the Company's common shares.

  The Board of Directors is authorized to permit the Company to issue up to 20 million preferred shares without further shareholder approval.


NOTE 8  COMMON SHARES

In October 1996, the Company's Board of Directors authorized the Company to repurchase up to 40 million common shares over the next two to three years, subject to market conditions. This authorization is in addition to two

                                  -24-    (1996 Annual Report pp. 39-40)
previous repurchase plans, beginning in 1994, under which the Company repurchased a total of 60 million common shares. These plans are primarily designed to allow the Company to systematically purchase shares to offset the issuance of new shares as part of employee compensation plans. Since inception of the initial plan in 1994, the Company has repurchased 60,546,053 common shares and cancelled 48,866,908 common shares under the repurchase programs at an average price of $38.93 per share.

   In connection with the share repurchase programs, the Company sold 0.7 million and 5.3 million put options in 1996 and 1995, respectively, with maturities ranging from one to twelve months and weighted average strike prices of $43.81 and $38.64, respectively. There were no remaining put options outstanding at December 31, 1996; put options covering 3.3 million shares were outstanding at December 31, 1995. The aggregate strike price of the outstanding put options at December 31, 1995 of $123 million was included as temporary equity in Other Liabilities in the Consolidated Balance Sheet.

   In addition to the above mentioned repurchase programs, in 1994 the Company repurchased and cancelled four million shares of its common stock at an average price of $27.67, primarily to offset the issuance of new shares resulting from the conversion of American Express Company 9% Convertible Notes Series A-G due April 1, 1994.

   Of the common shares authorized but unissued at December 31, 1996, 81.6 million shares were reserved for issuance with respect to employee stock, employee benefit and the dividend reinvestment plans as well as convertible preferred stock and debentures.

   Common shares movement for each of the last three years ended December 31 was:
(thousands)                                  1996        1995        1994
                                             ----        ----        ----
Shares outstanding at beginning of year   483,108     495,866     489,828
Repurchase of common shares               (22,200)    (23,745)    (18,601)
Conversion of Convertible Exchangeable
  Preferred shares                          4,706           -           -
Conversion of CAP Preferred shares              -           -      13,997
Conversion of 9% Notes                          -           -       3,273
Employee benefit plans, compensation
  and other                                 7,245      10,987       7,369
                                          -------     -------     -------
Shares outstanding at end of year         472,859     483,108     495,866
                                          =======     =======     =======

  In 1987, Nippon Life purchased 13 million shares of Lehman 5% Series A Preferred Stock for $508 million. They are convertible, at the option of Nippon Life, into shares of Lehman common stock at a conversion price of $122.94. The preferred shares are also exchangeable at the option of Nippon Life for the Company's common shares at an exchange price of $81.46. In 1996, Nippon Life informed the Company that it had reduced its holding of such preferred shares. Until December 1999, Nippon Life has the option of exchanging its remaining holding of preferred shares for approximately 4.4 million of the Company's common shares.


                                  -25-     (1996 Annual Report p. 40)

NOTE 9
STOCK Plans

Under the 1989 Long-Term Incentive Plan (the 1989 Plan), awards may be granted to officers and other key employees and other key individuals who perform services for the Company and its participating subsidiaries. These awards may be in the form of stock options, stock appreciation rights, restricted stock, performance grants and other awards deemed by the Compensation and Benefits Committee of the Board of Directors to be consistent with the purposes of the 1989 Plan. The Company also has options outstanding pursuant to a Directors' Stock Option Plan. Under both of these plans, there were a total of 32.1 million; 14.1 million; and 19.8 million common shares available for grant at December 31, 1996, 1995 and 1994, respectively. Each option has an exercise price at least equal to the market price of the Company's common stock on the date of grant and a maximum term of 10 years. Options generally vest at 33 1/3 percent per year. The Company also sponsors the American Express Incentive Savings Plan under which purchases of the Company's common shares are made by or on behalf of participating employees.

   During 1996, the Company granted 1.4 million restricted stock awards with a weighted average grant date value of $46.14 per share. In 1995 and 1994, the Company granted 1.7 million and 1.3 million restricted stock awards, respectively. Restrictions generally expire four years from date of grant. The compensation cost that has been charged against income for the Company's restricted stock awards was $39 million, $31 million and $27 million for 1996, 1995 and 1994, respectively.

   The Company has elected to follow Accounting Principles Board Opinion
No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its employee stock options. Therefore, no compensation cost has been recognized. If the Company accounted for its stock options under the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation"(SFAS No. 123), the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(millions, except per share amounts)        1996        1995
                                            ----        ----
Net income:
  As reported                             $1,901      $1,564
  Pro forma                               $1,877      $1,552
Earnings per share:
  As reported                             $ 3.90      $ 3.11
  Pro forma                               $ 3.86      $ 3.09

   SFAS No. 123 requires the pro forma effects to be calculated prospectively beginning with 1995 stock option awards. Consequently, these effects are not representative of the annual pro forma amounts that would result from applying the rules to awards in earlier years.

   The fair value of each option grant is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1996 and 1995, respectively: dividend yield of 3.1 percent and 3.6 percent (historic average yield for the most recent 60 months prior to grant dates); expected volatility of 23 percent and 26 percent; risk-free interest rates of 5.9 percent and 7.2 percent; and an

                                 -26-        (1996 Annual Report p. 41)
expected life of 7 years for all options. The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated increases. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The weighted average fair value per option was $11.43 and $9.39 for options granted during 1996 and 1995, respectively.

   A summary of the status of the Company's stock option plans as of December 31 and changes during each of the years then ended is presented below:

                                              1996                       1995                   1994*
                                      ----------------------   ----------------------   ----------------------
                                                    Weighted                 Weighted                 Weighted
                                                     Average                  Average                  Average
(shares in thousands)                   Shares Exercise Price   Shares Exercise Price    Shares Exercise Price
                                      ----------------------   ----------------------   ----------------------
Outstanding at beginning of year       23,479         $27.41    28,998         $24.89    25,734         $28.73
Granted                                 5,778         $46.02     6,046         $34.26     5,175         $29.45
Exercised                              (7,104)        $25.64   (10,397)        $24.25    (3,327)        $23.01
Forfeited/Expired                      (1,037)        $38.49    (1,168)        $28.26    (2,611)        $34.52
Adjustment pursuant to Lehman spin-off      -                        -                    4,027
                                       ------         ------   -------         ------    ------         ------
Outstanding at end of year             21,116         $32.60    23,479         $27.41    28,998         $24.89
                                       ------         ------   -------         ------    ------         ------
Options exercisable at end of year     10,641         $26.05    12,591         $25.18    18,332         $25.08


* In 1994, the Company adjusted its outstanding stock options to reflect the Lehman spin-off discussed in Note 4. The respective stock options had exercise prices ranging from $10.30 to $70.83, which were adjusted to $9.03 to $62.11.

   The following table summarizes information about the stock options outstanding at December 31, 1996:


                             Options Outstanding         Options Exercisable
                      --------------------------------   ----------------------
(shares in thousands)               Weighted
                                     Average Weighted                  Weighted
                                   Remaining  Average                   Average
                           Number Contractual Exercise       Number    Exercise
                      Outstanding       Life    Price   Exercisable       Price
                       -------------------------------   ----------------------
$ 9.00 - $19.99             1,258        4.7   $18.33         1,258     $18.33
$20.00 - $29.99             8,411        5.8   $25.15         6,889     $24.97
$30.00 - $39.99             5,737        7.0   $33.33         2,384     $32.37
$40.00 - $62.11             5,710        9.1   $45.97           110     $45.43
                           ------       ----   ------        ------     ------
$ 9.00 - $62.11            21,116        6.9   $32.60        10,641     $26.05


                                -27-        (1996 Annual Report pp. 41-42)

NOTE 10  RETIREMENT PLANS

Pension Plans

The Company sponsors the American Express Retirement Plan (the Plan), a noncontributory defined benefit plan, under which the cost of retirement benefits for eligible employees in the United States is measured by length of service, compensation and other factors, and is currently being funded through a trust. In addition, the Company sponsors an unfunded, nonqualified supplemental plan for which the aggregate accrued liability is not material. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended. In 1994, the Company's Board of Directors approved an amendment of the Plan, effective July 1, 1995, which converted the accrued benefits to actuarial lump sum balances on behalf of individuals. Employees' balances are credited with additions equal to a percentage, based on age plus service, of base pay, overtime, shift differential, certain commissions and bonuses, each pay period. Employees' balances are also credited annually with a fixed rate of interest based on the daily average of published five-year Treasury Note yields. Lump sum payout at termination or retirement is available. The initial consequence of the changes was to decrease significantly the Plan's projected benefit obligation and annual pension cost. This reduction is largely offset by higher expense associated with amendments to the American Express Incentive Savings Plan, which includes a profit-sharing component as of July 1, 1994.

    Most employees outside the United States are covered by local retirement plans, some of which are funded, or receive payments at the time of retirement or termination under applicable labor laws or agreements. Benefits under labor laws are generally expensed and are not funded.

    Plan assets consist principally of equities and fixed income securities.

    Net pension cost consisted of the following components:

(millions)                           1996         1995            1994
                                     ----         ----            ----
Service cost                         $ 77         $ 66             $71
Interest cost                          77           76              71
Actual return on plan assets         (150)        (153)            (22)
Net amortization and deferral          53           78             (31)
                                     ----         ----            ----
Net periodic pension cost            $ 57         $ 67             $89
                                     ====         ====            ====
------------------------------------------------------------------------

   The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheet for the Company's defined benefit plans, including certain unfunded, nonqualified supplemental plans. The underfunded plans relate to foreign and supplemental executive plans.


                                 -28-     (1996 Annual Report pp. 42-43)

                                          1996                         1995
                             Assets Exceed   Accumulated  Assets Exceed    Accumulated
                               Accumulated      Benefits    Accumulated      Benefits
(millions)                        Benefits Exceed Assets       Benefits Exceed Assets
                               -------------------------  ---------------------------
Actuarial present value of
  benefit obligations:
    Vested benefit obligation       $(756)       $(132)         $(686)        $(121)
                                    -----        -----          -----         -----
    Accumulated benefit obligation  $(786)       $(152)         $(722)        $(150)
                                    -----        -----          -----         -----
    Projected benefit obligation    $(852)       $(200)         $(795)        $(210)
Plan assets at fair value           1,083            9            950             6
                                    -----        -----          -----         -----
Projected benefit obligation (in
  excess of) or less than plan
  assets                              231         (191)           155          (204)
Unrecognized net (gain) loss         (153)          (1)           (58)            9
Unrecognized prior service cost       (80)          (7)           (95)           (5)
Unrecognized net obligation at
  transition                           (6)          12             (5)           20
Adjustment required to recognize
  minimum liability                     -          (12)             -           (11)
                                    -----        -----          -----         -----
Pension liability included in the
  Consolidated Balance Sheet        $  (8)       $(199)           $(3)        $(191)

   The assumptions used in the majority of the Company's plans at December 31 were:
                                                1996            1995
                                                ----            ----
Discount rates                                6.3% to  8.5%   6.5% to  8.5%
Rates of increase in compensation levels      3.8% to  6.0%   4.5% to  7.0%
Expected long-term rates of return on assets  7.5% to 11.5%   7.5% to 11.0%

Other Postretirement Benefits

The Company sponsors postretirement benefit plans that provide health care, life insurance and other postretirement benefits to retired U.S. employees. Net periodic postretirement benefit expenses were $18 million in 1996 and $19 million in both 1995 and 1994. The liabilities recognized in the Consolidated Balance Sheet for the Company's defined postretirement benefit plans (other than pension plans) at December 31, 1996 and 1995 were $205 million and $202 million, respectively.

NOTE 11 INCOME TAXES

The provisions for income taxes were:

(millions)                                    1996       1995           1994
                                              ----       ----           ----
Federal                                       $468       $416           $316
State and local                                 74         18             42
Foreign                                        221        185            153
                                              ----       ----           ----
  Total                                       $763       $619           $511
                                              ====       ====           ====

                                    -29-     (1996 Annual Report pp. 43-44)

   Accumulated net earnings of certain foreign subsidiaries, which totaled $677 million at December 31, 1996, are intended to be permanently reinvested outside the United States. Accordingly, federal taxes, which would have aggregated $171 million, have not been provided on those earnings.

   The current and deferred components of the provision for income taxes were:

(millions)                                    1996       1995       1994
                                              ----       ----       ----
Current                                       $846       $654       $596
Deferred                                       (83)       (35)       (85)
                                              ----       ----       ----
  Total                                       $763       $619       $511
                                              ====       ====       ====

   The Company's net deferred tax assets at December 31 were:

(millions)                                    1996       1995
                                              ----       ----
Deferred tax assets                         $2,571     $2,348
Deferred tax liabilities                     1,461      1,638
                                            ------     ------
Net deferred tax assets                     $1,110     $  710

   Deferred tax assets for 1996 and 1995, which are presented net of a $45 million valuation allowance, primarily reflect: reserves not yet deducted for tax purposes of $1.6 billion and $1.5 billion, respectively, and deferred Cardmember fees of $233 million and $239 million, respectively. Deferred tax liabilities for 1996 and 1995 mainly comprise: deferred acquisition costs of $762 million and $654 million, respectively, liabilities related to SFAS No.115 of $242 million and $514 million, respectively, and accelerated depreciation of $155 million and $157 million, respectively.

   The principal reasons that the aggregate income tax provision differs from that computed by using the U.S. statutory rate of 35 percent are:

(millions)                                    1996       1995       1994
                                              ----       ----       ----
Combined tax at U.S. statutory rate           $933       $764       $662

Changes in taxes resulting from:
  Tax-exempt interest income                  (153)      (157)      (150)
  Tax-exempt element of dividend income        (22)       (29)       (33)
  Foreign income taxed at rates other than
    U.S. statutory rate                        (35)         1        (13)
  State and local income taxes                  47         11         26
  All other                                     (7)        29         19
                                              ----       ----       ----
Income tax provision                          $763       $619       $511

     Net income taxes paid by the Company during 1996, 1995 and 1994 were $548 million, $595 million and $289 million, respectively, and include estimated tax payments, as well as cash settlements relating to prior tax years.


                                    -30-    (1996 Annual Report pp. 44-45)

NOTE 12  DERIVATIVE AND OTHER OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments for nontrading purposes to manage its exposure to interest and foreign exchange rate risks and its funding costs. In addition, American Express Bank (the Bank) enters into derivative contracts both to meet the needs of its clients and, to a limited extent, for proprietary trading purposes.

     There are a number of risks associated with derivatives. Market risk is the possibility that the value of the derivative financial instrument will change. The Company is not exposed to market risk related to derivatives held for nontrading purposes beyond that inherent in cash market transactions. The Bank is generally not subject to market risk when it enters into a contract with a client as it usually enters into an offsetting contract or uses the position to offset an existing exposure. The Bank takes proprietary positions within approved limits. These positions are monitored daily at the local level and reviewed for compliance centrally. The Company does not enter into derivative contracts with embedded options or other features that would leverage or multiply its market risk.

     Credit risk is the possibility that the counterparty will not fulfill the terms of the contract. It is monitored through established approval procedures, including setting concentration limits by counterparty and country, reviewing credit ratings and requiring collateral where appropriate. For its trading activities with clients, the Bank requires collateral when it is not willing to assume credit exposure to counterparties for either contract mark-to-market or delivery risk. A significant portion of the Company's transactions are with counterparties rated A or better by nationally recognized credit rating agencies. The Company also uses master netting agreements, which allow the Company to settle multiple contracts with a single counterparty in one net receipt or payment in the event of counterparty default. Credit risk approximates the fair value of contracts in a gain position (asset) and totaled $361 million at December 31, 1996 and $381 million at December 31, 1995. The fair value represents the replacement cost and is determined by market values, dealer quotes or pricing models.

     The following tables detail information regarding the Company's derivatives at December 31:

NONTRADING                                                         1996
                                     Notional     Carrying  Value         Fair Value
(millions)                             Amount     Asset Liability      Asset Liability
                                   -------------------------------   -----------------
Interest Rate Products:
Interest rate swaps                   $ 9,942     $ 43      $ 78        $53     $173
Interest rate caps and corridors
  purchased                             5,200       18         -         18        -
Forward rate agreements                   647        -         -          -        -
                                       ------     ----      ----       ----     ----
  Total Interest Rate Products         15,789       61        78         71      173
                                       ------     ----      ----       ----     ----
Foreign Currency Products:
Forward and spot contracts              7,893       28        46         47       75
Other Products                            641       50         -         39       18
                                      -------     ----      ----       ----     ----
  Total                               $24,323     $139      $124       $157     $266

                                   -31-     (1996 Annual Report pp. 45-46)

                                                                   1995
                                    Notional       Carrying Value       Fair Value
(millions)                            Amount      Asset Liability     Asset Liability
                                   ----------    ---------------    -----------------
Interest Rate Products:
Interest rate swaps                 $ 7,709     $ 83       $105      $126      $220
Interest rate caps and corridors
  purchased                           6,070       30          -        10         -
Forward rate agreements                 686        -          -         -         -
                                     ------     ----      -----     -----      ----
  Total Interest Rate Products       14,465      113        105       136       220
                                     ------     ----      -----     -----      ----

Foreign Currency Products:
Forward and spot contracts            7,110       40         21        57        35
Other Products                          369       32          9        29        10
                                    -------     ----      -----     -----      ----
  Total                             $21,944     $185       $135      $222      $265
                                    =======     ====      =====     =====      ====


TRADING                                                            1996
                                   Notional    Carrying/Fair Value  Average Fair Value
(millions)                           Amount       Asset Liability       Asset Liability
                                   --------    -------------------  ------------------
Interest Rate Products:
Interest rate swaps                  $2,098     $ 24        $ 23     $ 20      $ 21
Forward rate agreements                 526        2           2        2         1
Other                                 1,270        -           -        -         -
                                    -------     ----       -----    -----      ----
  Total Interest Rate Products        3,894       26          25       22        22
                                    -------     ----       -----    -----      ----
Foreign Currency Products*:
Forward and spot contracts           12,029      164          99      148       101
Foreign currency options written      1,874        -          14        -        13
Foreign currency options purchased    1,849       14           -       13         -
                                    -------     ----       -----    -----      ----
  Total Foreign Currency Products    15,752      178         113      161       114
                                    -------     ----       -----    -----      ----
  Total                             $19,646     $204        $138     $183      $136
                                    =======     ====       =====    =====      ====


                                                                   1995
                                    Notional    Carrying/Fair Value  Average Fair Value
(millions)                            Amount    Asset Liability      Asset Liability
                                    --------    -------------------  ------------------
Interest Rate Products:
Interest rate swaps                 $ 1,621    $ 25         $ 26     $ 19      $ 16
Forward rate agreements                 785       1            1        3         2
Other                                   267       -            -        -         -
                                    -------     ----       -----    -----      ----
  Total Interest Rate Products        2,673      26           27       22        18

Foreign Currency Products*:
Forward and spot contracts           13,073     115           80      175       168
Foreign currency options written      1,103       -           20        -        28
Foreign currency options purchased    1,099      18            -       27         -
                                    -------     ----       -----    -----      ----
  Total Foreign Currency Products    15,275     133          100      202       196
                                    -------     ----       -----    -----      ----
  Total                             $17,948    $159         $127     $224      $214
                                    =======     ====       =====    =====      ====

                                      -32-     (1996 Annual Report pp. 46-47)

* These are predominantly contracts with clients and the related hedges of those client contracts. The Company's net trading foreign currency exposure was approximately $151 million and $62 million at December 31, 1996 and 1995, respectively.

   The average aggregate fair values of derivative financial instruments held for trading purposes were computed based on monthly information. Net derivative trading gains of $44 million for 1996 and $79 million for 1995 were primarily due to trading in foreign currency forward contracts and are included in Other Commissions and Fees.

Interest Rate Products

The Company uses interest rate products, principally swaps, primarily to manage funding costs related to TRS' Charge Card and Cardmember lending businesses. For its Charge Card products, TRS uses interest rate swaps to achieve a targeted mix of fixed and floating rate funding. For its Cardmember loans, which are linked to a floating rate base and generally reprice each month, TRS generally enters into interest rate swaps paying rates that reprice when the base rate of the underlying loans changes.

   The Bank uses interest rate swaps to manage its portfolios of loans, deposits and, to a lesser extent, securities holdings. The termination dates of these swaps are generally matched with the maturity dates of the underlying assets and liabilities.

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

   AEFA uses interest rate caps, swaps and corridors to protect the margin between the interest rates earned on investments and the interest rates credited to holders of investment certificates and fixed annuities. Interest rate caps and corridors generally mature within five years. The costs of interest rate caps and corridors are reported in Other Assets and amortized into Interest and Dividends on a straight line basis over the term of the contract; benefits are recognized in income when earned.

   See Note 13 for further information regarding the Company's use of interest rate products related to short- and long-term debt obligations.

Foreign Currency Products

The Company uses foreign currency products primarily to hedge net investments in foreign operations and to manage transactions denominated in foreign currencies. In addition, the Bank enters into derivative contracts both to meet the needs of its clients and, to a limited extent, for trading purposes, including taking proprietary positions.

                                    -33-    (1996 Annual Report p. 47)

     Foreign currency exposures are hedged, where practical and economic, through foreign currency contracts. Foreign currency contracts involve the purchase and sale of a designated currency at an agreed upon rate for settlement on a specified date. Foreign currency forward contracts generally mature within one year, whereas foreign currency spot contracts generally settle within two days. The Company's largest unhedged foreign currency exposure was a net investment of $73 million and $82 million in India, at December 31, 1996 and 1995 respectively.

     For foreign currency products used to hedge net investments in foreign operations, unrealized gains and losses as well as related premiums and discounts are reported in Shareholders' Equity. For foreign currency contracts related to transactions denominated in foreign currencies, unrealized gains and losses are reported in Other Assets and Other Commissions and Fees or Other Liabilities and Other Expenses, as appropriate. Related premiums and discounts are reported in Other Assets or Other Liabilities, as appropriate, and amortized into Interest Expense and Other Expenses over the term of the contract. Foreign currency products used for trading purposes are reported at fair value in Other Assets or Other Liabilities, as appropriate, with unrealized gains and losses recognized currently in Other Commissions and Fees.

     The Company also uses foreign currency forward contracts to hedge its firm commitments. In addition, for selected major overseas markets, the Company uses foreign currency forward contracts to hedge future income, generally for periods not exceeding one year; unrealized gains and losses are recognized currently in income. The impact of these activities was not material.

Other Off-Balance Sheet Financial Instruments

The Company's other off-balance sheet financial instruments principally relate to extending credit to satisfy the needs of its clients. The contractual amount of these instruments represents the maximum accounting loss the Company would record assuming the contract amount is fully utilized, the counterparty defaults and collateral held is worthless. Management does not expect any material adverse impact to the Company's financial position to result from these contracts.

December 31, (millions)                          1996       1995
                                                 ----       ----
Unused Credit Available to Cardmembers        $33,917    $21,694
Loan Commitments and Other Lines of Credit    $   320    $   521
Standby Letters of Credit and Guarantees      $ 1,318    $ 1,609
Commercial and Other Letters of Credit        $   880    $   936


     The Company is committed to extend credit to certain Cardmembers as part of established lending product agreements. Many of these are not expected to be drawn; therefore, total unused credit available to Cardmembers does not represent future cash requirements. The Company's Charge Card products have no preset spending limit and are not reflected in unused credit available to Cardmembers.

     The Company may require collateral in support of its loan commitments based on the creditworthiness of the borrower.

                                    -34-    (1996 Annual Report pp. 47-48)

     Standby letters of credit and guarantees primarily represent conditional commitments to insure the performance of the Company's customers to third parties. These commitments generally expire within one year.

     The Company issues commercial and other letters of credit to facilitate the short-term trade-related needs of its clients, which typically mature within six months. At December 31, 1996 and 1995, the Company held $811 million and $1.0 billion, respectively, of collateral supporting standby letters of credit and guarantees and $504 million and $515 million, respectively, of collateral supporting commercial and other letters of credit.

     Other financial institutions have committed to extend lines of credit to the Company of $9.2 billion and $8.6 billion at December 31, 1996 and 1995, respectively.

NOTE 13 SHORT- AND LONG-TERM DEBT AND BORROWING AGREEMENTS

Short-Term Debt

At December 31, 1996 and 1995, the Company's total short-term debt outstanding was $18.4 billion and $17.7 billion, respectively, with weighted average interest rates of 5.79% and 6.14%, respectively. At December 31, 1996 and 1995, $625 million and $1.0 billion, respectively, of short-term debt outstanding was covered by interest rate swaps. The year-end weighted average effective interest rates were 5.84% and 6.12%, respectively. The Company generally pays floating rates of interest under the terms of interest rate swaps. Unused lines of credit to support commercial paper borrowing were approximately $7.9 billion at December 31, 1996.

Long-Term Debt
December 31, (dollars in millions)                        1996
                                                          ----
                                                               Year-End
                                                  Year-End    Effective
                                      Notional      Stated     Interest
                         Outstanding Amount of     Rate on    Rate with  Maturity of
                             Balance     Swaps  Debt (a,b)  Swaps (a,b)        Swaps
                        ------------------------------------------------------------
Notes due June 15, 2000       $  299   $   299      6.125%       5.95%         2000
Notes due November 15, 2001      299       299      6.125%       5.61%         2001
Notes due August 15, 2001        299         -       8.50%          -             -
Floating Rate Notes due 2001     300         -       5.67%          -             -
DECS due October 15, 1996          -         -          -           -             -
Swiss franc Bonds due
  October 14, 1996 to
  December 16, 1996                -         -          -          -              -
Other Fixed Senior Notes
  due 1997-2022                1,879     1,425       7.77%       6.71%    1997-2005
Other Floating Senior Notes
  due 1997-2001                2,666       512       5.71%       5.69%    1997-1998
Other Floating Rate Notes
  due 1997-2004                  509       150       6.58%       6.75%         2004
Other Fixed Rate Notes
  due 1997-2006                  301        38       4.32%       4.69%         2006
                              ------    ------     ------      ------          ----
  Total                       $6,552    $2,723
                              ======    ======

                                        -35-    (1996 Annual Report pp. 48-49)

                                                          1995
                                                          ----
                                                               Year-End
                                                  Year-End    Effective
                                      Notional      Stated     Interest
                         Outstanding Amount of     Rate on    Rate with  Maturity of
                             Balance     Swaps  Debt (a,b)  Swaps (a,b)        Swaps
                        ------------------------------------------------------------
Notes due June 15, 2000       $  299   $  299        6.125%      6.80%         2000
Notes due November 15, 2001      299      299        6.125%      4.93%         2001
Notes due August 15, 2001        298        -         8.50%         -             -
Floating Rate Notes due 2001       -        -            -          -             -
DECS due October 15, 1996      1,294        -         6.25%         -             -
Swiss franc Bonds due
  October 14, 1996 to
  December 16, 1996              309      292        5.00%       3.34%         1996
Other Fixed Senior Notes
  due 1997-2022                2,827    1,410        7.87%       7.55%    1996-2005
Other Floating Senior Notes
  due 1997-2001                1,431      524        5.96%       6.09%    1996-1998
Other Floating Rate Notes
  due 1997-2004                  413      150        6.40%       6.62%         2004
Other Fixed Rate Notes
  due 1997-2006                  400        -        5.64%          -             -
                              ------   ------       ------     ------     ---------
Total                         $7,570   $2,974
                              ======   ======

(a) For floating rate debt issuances, the stated and effective interest rates were based on the respective rates at December 31, 1996 and 1995; these rates are not an indication of future interest rates.

(b) Weighted average rates were determined where appropriate.

     The above interest rate swaps generally require the Company to pay a floating rate, with a predominant index of LIBOR (London Interbank Offered
Rate).

    The Company paid interest (net of amounts capitalized) of $2.4 billion in 1996, $2.6 billion in 1995 and $1.7 billion in 1994.

     Approximately $197 million of the long-term financing for the Company's headquarters building is secured by certain mortgages on the interests of the Company in the building.

     Aggregate annual maturities of long-term debt for the five years ending December 31, 2001 are as follows (millions): 1997, $1,436; 1998, $1,231;
1999, $968; 2000, $1,028; and 2001, $1,430.

     In 1993, the Company issued 23,618,500 DECS (Debt Exchangeable for Common Stock), in the form of 6.25% Exchangeable Notes, which matured on October 15, 1996. See Note 2.

                                   -36-      (1996 Annual Report pp. 49-50)

NOTE 14  FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table discloses fair value information for most on- and off-balance sheet financial instruments. Certain financial instruments, such as life insurance obligations, employee benefit obligations and investments accounted for under the equity method are excluded. The fair values of financial instruments are estimates based upon market conditions and perceived risks at December 31, 1996 and 1995 and require management judgment. These figures may not be indicative of their future fair values.


December 31, (millions)                    1996                1995
                                           ----                ----
                                      Carrying  Fair      Carrying    Fair
                                      Value     Value     Value       Value
                                      ----------------    ------------------
Financial Assets
Assets for which carrying values
  approximate fair values             $43,887   $43,887   $42,098     $42,098
Investments                           $38,339   $38,830   $42,561     $43,574
Loans                                 $18,614   $18,573   $16,223     $16,194
Derivative financial instruments, net $    81   $   (43)  $    82     $   (11)
                                      -------   --------  -------     --------

Financial Liabilities
Liabilities for which carrying values
  approximate fair values             $42,091   $42,091   $43,570     $43,570
Fixed annuity reserves                $20,642   $19,722   $20,334     $19,603
Investment certificate reserves       $ 3,222   $ 3,205   $ 3,555     $ 3,592
Long-term debt                        $ 6,552   $ 6,592   $ 7,570     $ 7,740
Separate account liabilities          $17,358   $16,689   $14,209     $13,666

The carrying and fair values of other off-balance sheet financial instruments are not material as of December 31, 1996 and 1995. See Notes 5 and 12 for carrying and fair value information regarding investments and derivative financial instruments. The following methods were used to estimate the fair values of financial assets and financial liabilities:


Financial Assets

ASSETS FOR WHICH CARRYING VALUES APPROXIMATE FAIR VALUES:
The carrying values of Cash and Cash Equivalents, Accounts Receivable and Accrued Interest, Separate Account Assets and applicable Other Assets approximate their fair values.

     LOANS: For variable rate loans that reprice within a year where there has been no significant change in counterparties' creditworthiness, fair values are based on carrying values. The fair values of all other loans, except for loans with significant credit deterioration, are estimated using discounted cash flow analysis, based on current interest rates for loans with similar terms to borrowers of similar credit quality. For loans with significant credit deterioration, fair values are based on revised estimates of future cash flows discounted at rates commensurate with the risk inherent in the revised cash flow projections, or for collateral dependent loans, on collateral values.
                              -37-         (1996 Annual Report pp. 50-51)

Financial Liabilities

LIABILITIES FOR WHICH CARRYING VALUES APPROXIMATE FAIR VALUES:
The carrying values of Customers' Deposits, Travelers Cheques Outstanding, Accounts Payable, Short-Term Debt and applicable Other Liabilities approximate their fair values.

     FIXED ANNUITY RESERVES: Fair values of annuities in deferral status are estimated as the accumulated value less applicable surrender charges and loans. For annuities in payout status, fair value is estimated using discounted cash flows, based on current interest rates. The fair value of these reserves excludes life insurance-related elements of $1.2 billion in 1996 and $1.1 billion in 1995.

     INVESTMENT CERTIFICATE RESERVES: For variable rate investment certificates that reprice within a year, fair values approximate carrying values. For other investment certificates, fair value is estimated using discounted cash flow analysis, based on current interest rates. The valuations are reduced by the amount of applicable surrender charges and related loans.

     LONG-TERM DEBT: For variable rate long-term debt that reprices within a year, fair values approximate carrying values. For other long-term debt, fair value is estimated using either quoted market prices or discounted cash flow based on the Company's current borrowing rates for similar types of borrowings.

     SEPARATE ACCOUNT LIABILITIES: Fair values of these liabilities, after excluding life insurance-related elements of $1.2 billion in 1996 and $765 million in 1995, are estimated as the accumulated value less applicable surrender charges.


NOTE 15  SIGNIFICANT CREDIT CONCENTRATIONS

A credit concentration may exist if customers are involved in similar industries. The Company's customers operate in diverse economic sectors. Therefore, management does not expect any material adverse consequences to the Company's financial position to result from credit concentrations. Certain distinctions between categories require management judgment.

December 31, (dollars in millions)        1996        1995
                                          ----        ----
Financial institutions(a)             $ 11,129    $ 11,696
Individuals(b)                          66,385      54,280
U.S. Government and agencies(c)         16,111      18,945
All other                               24,299      24,533
                                      --------    --------
  Total                               $117,924    $109,454
                                      ========    ========
Composition:
On-balance sheet                            69%         77%
Off-balance sheet                           31          23
                                           ----        ----
  Total                                    100%        100%


                                    -38-    (1996 Annual Report pp. 51-52)

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


NOTE 16  INDUSTRY SEGMENTS AND GEOGRAPHIC OPERATIONS

Industry Segments

The Company is principally engaged in providing travel related, financial advisory and international banking services throughout the world. TRS' products and services include, among others, Charge Cards, consumer lending products, Travelers Cheques and other stored value products, and corporate and consumer travel services. American Express Financial Advisors' services and products include financial planning and advice, investment advisory services and a variety of products, including insurance and annuities, investment certificates and mutual funds. The Bank serves the financial needs of wealthy entrepreneurs and their companies, financial service institutions and retail customers by providing correspondent, commercial and private banking, consumer financial services and global trading. The predominant market for the travel related and financial advisory services is the United States; the principal markets for international banking services are Europe and Asia/Pacific.

     The following table presents certain information regarding these industry segments at December 31, 1996, 1995 and 1994 and for each of the years then ended. TRS' results for 1996 include a $125 million after-tax ($196 million pretax) restructuring charge. Corporate and Other's results for 1996 include a $300 million after-tax ($480 million pretax) gain on the exchange of the Company's DECS and a $13 million after-tax
($20 million pretax) charge related to the early retirement of debt and certain restructuring costs.





                                   -39-    (1996 Annual Report p. 52)

                                         American
                                 Travel   Express       American  Corporate    Adjustments
                                Related Financial        Express        and            and
(millions)                     Services  Advisors           Bank      Other   Eliminations  Consolidated
                               -------------------------------------------------------------------------
1996
Net revenues                    $11,630   $ 4,110       $   591     $  129      $    (223)      $ 16,237
Pretax income from
  continuing operations before
  general corporate expenses    $ 1,523   $   885       $   105          -              -       $  2,513
General corporate expenses            -         -             -     $  151              -            151
                                -------------------------------------------------------------------------
Pretax income from
  continuing operations         $ 1,523   $   885       $   105     $  151              -       $  2,664
Income from continuing
  operations                    $ 1,105   $   594       $    68     $  134              -       $  1,901
Assets                          $43,053   $52,670       $12,350     $3,158      $  (2,719)      $108,512
                                =========================================================================

1995
Net revenues                    $11,542   $ 3,691       $   643     $  139      $    (174)      $ 15,841
Pretax income from
  continuing operations before
  general corporate expenses    $ 1,579   $   755       $   115          -              -       $  2,449
General corporate expenses            -         -             -     $ (266)             -           (266)
                                -------------------------------------------------------------------------
Pretax income (loss) from
  continuing operations         $ 1,579   $   755       $   115     $ (266)             -       $  2,183
Income (loss) from continuing
  operations                    $ 1,125   $   503       $    77     $ (141)             -       $  1,564
Assets                          $45,188   $48,250       $12,324     $4,358       $ (2,715)      $107,405
                                =========================================================================

1994
Net revenues                    $10,256   $ 3,270       $   652     $  188       $    (84)      $ 14,282
Pretax income from
  continuing operations before
  general corporate expenses    $ 1,396   $   631       $   119          -              -       $  2,146
General corporate expenses            -         -             -     $ (255)             -           (255)
Pretax income (loss) from       -------------------------------------------------------------------------
  continuing operations         $ 1,396   $   631       $   119     $ (255)             -       $  1,891
Income (loss) from continuing
  operations                    $   998   $   428       $    80     $ (126)             -       $  1,380
Assets                          $42,483   $40,155       $13,281     $4,467       $ (3,380)      $ 97,006
                                =========================================================================

     Net revenues includes interest earned on the investment of funds attributable to each industry segment. Pretax income (loss) from continuing operations before general corporate expenses is net revenues less operating expenses, including interest, related to each industry segment's revenues.

                                     -40-      (1996 Annual Report p. 53)

     Income (loss) from continuing operations includes a provision for income taxes calculated on a separate return basis; however, benefits from operating losses, loss carrybacks and tax credits (principally foreign tax credits) recognizable for the Company's consolidated reporting purposes are allocated based upon the tax sharing agreement among members of the American Express Company consolidated U.S. tax group.

     Assets are those that are used or generated exclusively by each industry segment. The adjustments and eliminations required to determine the consolidated amounts shown above consist principally of the elimination of intersegment revenues and assets.

Geographic Operations

The following table presents certain information regarding the Company's operations in different geographic regions at December 31 and for each of the years then ended.

                                                                               Adjustments
                                 United                                           and
(millions)                       States   Europe  Asia/Pacific     All Other  Eliminations  Consolidated
                                --------------------------------------------------------------------
1996
Net revenues                    $11,964  $ 2,123       $ 1,355    $1,129      $ (334)       $ 16,237
Pretax income from
  continuing operations before
  general corporate expenses    $ 1,932  $   210       $   257    $  114           -        $  2,513
General corporate expenses          151        -             -         -           -             151
                                -------  -------       -------    ------     --------      ---------
Pretax income from
  continuing operations         $ 2,083  $   210       $   257    $  114           -       $   2,664
Assets                          $86,696  $12,655       $ 7,698    $4,555     $(6,250)      $ 105,354
Corporate Assets                                                                               3,158
                                -------  -------       -------    ------    ---------      ---------
Total Assets                                                                               $ 108,512
                                =======  =======       =======    ======    =========      =========

1995
Net revenues                   $11,359   $ 2,171       $ 1,357    $1,191     $  (237)      $  15,841
Pretax income from
  continuing operations before
  general corporate expenses   $ 1,938   $   209       $   284    $   18           -       $   2,449
General corporate expenses        (266)        -             -         -           -            (266)
                               -------   -------       -------    ------     -------       ---------
Pretax income from
  continuing operations        $ 1,672   $   209       $   284    $   18           -        $   2,183
Assets                         $83,216   $ 8,900       $ 7,026    $4,169     $  (264)       $ 103,047
Corporate Assets                                                                                4,358
                               -------   -------       -------    ------      -------       ---------
Total Assets                                                                                $ 107,405
                               =======   =======       =======    ======      =======       =========
1994
Net revenues                   $10,255   $ 2,005       $ 1,157    $  979     $  (114)       $  14,282
Pretax income from
  continuing operations before
  general corporate expenses   $ 1,704   $   140       $   231    $   71          -         $   2,146
General corporate expenses        (255)        -             -         -          -              (255)
                               -------   -------       -------    ------     ------         ---------
Pretax income from
  continuing operations        $ 1,449   $   140       $   231    $   71          -         $   1,891
Assets                         $72,447   $ 9,361       $ 7,119    $3,669     $  (57)        $  92,539
Corporate Assets                                                                                4,467
                               -------   -------       -------    ------     ------         ---------
Total Assets                                                                                $  97,006
                               =======   =======       =======    ======     ======         =========

     Most services of the Company are provided on an integrated worldwide basis. Therefore, it is not practical to separate precisely the U.S. and international services. Accordingly, the data in the above table are, in part, based upon internal allocations, which necessarily involve management judgments. Prior years' amounts have been reclassified to conform to the current year's presentation.

                                 -41-     (1996 Annual Report p. 54)

NOTE 17  LEASE COMMITMENTS AND OTHER CONTINGENT LIABILITIES

The Company leases certain office facilities and operating equipment under noncancellable and cancellable agreements. Total rental expense amounted to $397 million in 1996, $415 million in 1995 and $425 million in 1994. At December 31, 1996, the minimum aggregate rental commitment under all noncancellable leases (net of subleases) was (millions): 1997, $309; 1998, $227; 1999, $165; 2000, $125; 2001, $103; and $623 for years thereafter.

     The Company is not a party to any pending legal proceedings that, in the opinion of management, would have a material adverse effect on the Company's financial position.


NOTE 18  TRANSFER OF FUNDS FROM SUBSIDIARIES

The Securities and Exchange Commission requires the disclosure of certain restrictions on the flow of funds to a parent company from its subsidiaries in the form of loans, advances or dividends.

     Restrictions on the transfer of funds exist under debt agreements and regulatory requirements of certain of the Company's subsidiaries. These restrictions have not had any effect on the Company's shareholder dividend policy and management does not anticipate any effect in the future.

     At December 31, 1996, the aggregate amount of net assets of subsidiaries that may be transferred to the parent company was approximately $5.9 billion. Should specific additional needs arise, procedures exist to permit immediate transfer of short-term funds between the Company and its subsidiaries, while complying with the various contractual and regulatory constraints on the internal transfer of funds.


NOTE 19  QUARTERLY FINANCIAL DATA (UNAUDITED)

(millions, except per share amounts)           1996                                    1995
Quarter Ended                     12/31     9/30    6/30    3/31            12/31    9/30     6/30    3/31
                                 ------------------------------             -----------------------------
Net revenues                     $4,257   $4,056  $4,044  $3,882           $4,048  $4,054   $3,967  $3,771
Pretax income(1)                    843      621     636     565              541     571      572     498
Net income(1)                       595      458     452     396              384     416      410     353
Net income per common share(1)     1.23      .95     .93     .80              .77     .83      .81     .70
Cash dividends declared per
  common share                     .225     .225    .225    .225             .225    .225     .225    .225
Common share prices:
        High                      60.38    46.88   50.75   50.25            45.13   45.13    37.00   36.00
        Low                       45.38    39.38   43.38   38.63            38.50   34.75    34.13   29.00

(1) Fourth quarter 1996 amounts include a gain of $300 million ($480 million pretax) on the exchange of the Company's DECS and a $138 million ($216 million pretax) restructuring charge.

                                      -42-    (1996 Annual Report p. 55)

REPORT OF ERNST & YOUNG LLP INDEPENDENT AUDITORS

The Shareholders and Board of Directors
of American Express Company

We have audited the accompanying consolidated balance sheets of American Express Company as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the management of American Express Company. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Express Company at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



/s/  Ernst & Young LLP
New York, New York
February 7, 1997






                                      -43-      (1996 Annual Report p. 56)

                                      CONSOLIDATED FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
(millions, except per share amounts and where italicized)

OPERATING RESULTS                            1996            1995             1994             1993            1992
                                          -------------------------------------------------------------------------
Net revenues                            $16,237         $15,841         $14,282         $13,254         $14,255
Percent increase (decrease)                   2%             11%              8%             (7%)             8%
Expenses                                 13,573          13,658          12,391          10,928          13,359
Income from continuing operations
  before accounting changes:
        As reported                       1,901           1,564           1,380           1,605             578
        Adjusted*                         1,739           1,564           1,380           1,172             795
Net income                                1,901           1,564           1,413           1,478             461
Return on average shareholders'
  equity**                                22.8%            22.0%           20.3%           20.9%           16.2%
                                        -------          -------        -------          -------         -------
BALANCE SHEET
Cash and cash equivalents               $ 2,677         $ 3,200         $ 3,433         $ 3,312         $ 3,408
Accounts receivable and accrued
  interest, net                          20,491          19,914          17,147          16,142          15,293
Investments                              38,339          42,561          40,108          39,308          37,629
Loans, net                               18,518          16,091          14,722          14,796          14,750
Total assets                            108,512         107,405          97,006          94,132          90,112
Customers' deposits and credit balances   9,555           9,889          10,013          11,131          11,637
Travelers Cheques outstanding             5,838           5,697           5,271           4,800           4,729
Insurance and annuity reserves           25,674          25,157          24,849          23,406          20,893
Short-term debt                          18,402          17,654          14,810          12,489          11,163
Long-term debt                            6,552           7,570           7,162           8,561           8,614
Shareholders' equity                      8,528           8,220           6,433           8,734           7,499
                                         ------         -------         -------         -------         -------
COMMON SHARE STATISTICS
Income per share from continuing
  operations before accounting changes:
        As reported                     $  3.90         $  3.11         $  2.68         $  3.17         $  1.12
        Adjusted*                       $  3.57         $  3.11         $  2.68         $  2.30         $  1.58
  Percent increase (decrease):
        As reported                          25%             16%            (15%)           183%             (7%)
        Adjusted*                            15%             16%             17%             46%             31%
Net income per share                    $  3.90         $  3.11         $  2.75         $  2.92         $   .88
Cash dividends declared per share:
        Actual                          $   .90         $   .90         $  .925         $  1.00         $  1.00
        Pro forma                       $   .90         $   .90         $   .90         $   .90         $   .90
Book value per share:
        Actual                          $ 18.04         $ 16.60         $ 12.57         $ 16.81         $ 14.58
        Pro forma**                     $ 17.22         $ 14.79         $ 13.35         $ 11.81         $  8.84
Market price per share:
        High                            $ 60.38         $ 45.13         $ 32.00         $ 32.32         $ 22.39
        Low                             $ 38.63         $ 29.00         $ 23.17         $ 19.75         $ 17.65
        Close                           $ 56.50         $ 41.38         $ 29.50         $ 27.25         $ 21.95
Average common shares outstanding
        for income per share                486             498             509             500             477
Shares outstanding at year end              473             483             496             490             480
Number of shareholders of record         55,803          57,010          60,520          58,179          54,526

OTHER STATISTICS
Number of employees at year end:
        United States                    43,688          41,700          43,421         40,342           38,266
        Outside United States            28,611          28,647          28,991         24,151           24,388
                                        -------         -------         -------         ------          -------
                 Total                   72,299          70,347          72,412         64,493           62,654
                                        =======         =======         =======         ======          =======

                                           -44-     (1996 Annual Report p. 57)

Note: Historical common share prices have been adjusted to reflect the Lehman spin-off at a ratio based on the trading prices of the Company's common shares and shares of Lehman common stock on May 31, 1994. Pro forma cash dividends declared and book value per share have also been adjusted to reflect the Lehman spin-off. For purposes of the pro forma book value per share calculation, it is assumed that the spin-off includes the book value of the Company's investment in Lehman at the balance sheet date plus the capital infusion of approximately $904 million that was made immediately prior to the spin-off. Excluding FDC from 1992, net revenues were $13.1 billion and expenses were $12.4 billion.

* Adjusted to exclude: in 1996 - a $300 million gain on the exchange of the Company's DECS and a $138 million restructuring charge; in 1993 - a $433 million gain on the sale of FDC shares; in 1992 - a $425 million gain on the sale of FDC shares, a $342 million restructuring charge and $300 million of additional Balcor reserves.

** Return on average shareholders' equity is based on adjusted income from continuing operations before accounting changes and excludes the effect of SFAS No. 115 beginning in 1994. In addition, book value per share excludes the effect of SFAS No. 115 beginning in 1994.


                                  -45-       (1996 Annual Report p. 57)