Form 10-K405, Exhibit 13
period 1997-12-31
AMERICAN EXPRESS CO
filed 1998-03-31
CIK 4962

Exhibit 13

FINANCIAL REVIEW

CONSOLIDATED RESULTS OF OPERATIONS

1997 was an outstanding year for American Express. Our financial results were good and our competitive position improved. During the year we introduced a wide range of new card products with particular focus on international markets, signed a large number of merchants worldwide, expanded the number and range of alliances and partnerships with financial institutions and travel businesses, and increased market share slightly in charge and credit volume in the United States, travel and Travelers Cheques. At the core of our strong performance is a continued focus on three basic operating principles: offering superior value to customers, continually driving toward best-in-class economics and building the American Express brand.

   American Express Company (the company) reported record 1997 net income of $1.99 billion, 14 percent higher than operating income of $1.74 billion in 1996; net income was $1.56 billion in 1995. The 1996 operating income excluded two fourth quarter items: a $300 million gain (after-tax) on the exchange of Debt Exchangeable for Common Stock (DECS) for shares of common stock of First Data Corporation (FDC) and a $138 million restructuring charge (after-tax). See Note 3 to the Consolidated Financial Statements for a discussion of this charge. The company's 1997 results exceeded its long-term targets of achieving on average and over time: 12-15 percent earnings per share growth, at least 8 percent growth in revenues and a return on equity of 18-20 percent.

   Primary earnings per share were $4.16, $3.57 and $3.11, basic earnings per share were $4.29, $3.67 and $3.19 and diluted earnings per share were $4.15, $3.56 and $3.10 in 1997, 1996 and 1995, respectively. All earnings per share amounts increased 17 percent over the corresponding 1996 amounts. 1996 earnings per share excluded the restructuring charge and the DECS gain referred to above, as discussed in Notes 3 and 4 to the Consolidated Financial Statements, respectively. The rise in earnings per share for 1997 and 1996 reflects revenue growth, margin improvement and a reduction in average shares outstanding in both years.

   Consolidated net revenues rose 8 percent in 1997 to $17.8 billion, compared with $16.4 billion and $15.5 billion in 1996 and 1995, respectively, excluding revenues of American Express Life Assurance Company (AMEX Life) which was sold in 1995. Contributing to the 1997 results were increases in worldwide billed business, growth and wider interest margins in Cardmember loans outstanding, as well as higher management and distributions fees. The improvement in 1996 resulted from growth in billed business and management and distribution fees.

   The Year 2000 issue is the result of computer programs having been written using two digits rather than four to define a year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in a major system failure or miscalculations which could have a material impact on the operations of the company. A comprehensive review of the company's computer systems and business processes has been conducted to identify the major systems that could be affected by the Year 2000 issue. Steps are being taken to resolve any potential problems including modifications to existing software and the purchase of new software. These modifications are scheduled to be completed and tested on a timely basis. The

                                 -1-     (1997 Annual Report p. 22)
costs related to the Year 2000 issue, which are expensed as incurred, are not expected to have a material impact on the company's results of operations or financial condition. The company is also evaluating the Year 2000 readiness of merchants, customers and other third parties whose systems failures could have an impact on the company's operations. The potential materiality of any such impact is not known at this time.

   On January 1, 1999, certain European countries plan to adopt a single currency (the euro). For countries adopting the euro, the exchange rate between their local currency and the euro will be fixed as of June 30, 1998. The company has carried out an assessment and identified business requirements for the introduction of the euro. The company is making systems modifications to comply with euro requirements and maintain its competitiveness in the marketplace. The related costs, which are expensed as incurred, are not expected to have a material impact on the company's earnings.

Accounting Developments

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997 and redefines how operating segments are determined. The company will adopt the provisions of SFAS No. 131 in the first quarter of 1998. As a result, the Travelers Cheque operations which currently are included in the Travel Related Services segment will be reported in the same segment as American Express Bank, consistent with our management structure.































                                    -2-   (1997 Annual Report p. 22)

TRAVEL RELATED SERVICES

Results of Operations

STATEMENT OF INCOME
(Amounts in millions)
Years Ended December 31,              1997           1996           1995
                                   --------       --------       --------
Net Revenues:
  Discount Revenue                $  5,666       $  5,024       $  4,457
  Net Card Fees                      1,604          1,668          1,742
  Travel Commissions and Fees        1,489          1,422          1,368
  Interest and Dividends               561            724            969
  Other Revenues                     2,103          1,867          2,054
  Lending:
     Finance Charge Revenue          1,848          1,575          1,529
     Interest Expense                  604            507            497
                                   -------       --------       --------
        Net Finance Charge
           Revenue                   1,244          1,068          1,032
                                   -------       --------       --------
           Total Net Revenues       12,667         11,773         11,622
                                   =======       ========       ========
Expenses:
  Marketing and Promotion            1,062            998            950
  Provision for Losses and Claims:
     Charge Card                       858            743            835
     Lending                           817            635            522
     Other                              88            101            416
                                  --------       --------       --------
        Total                        1,763          1,479          1,773
  Interest Expense:
     Charge Card                       743            688            673
     Other                             177            347            453
                                  --------       --------       --------
        Total                          920          1,035          1,126
  Net Discount Expense                 597            554            414
  Human Resources                    3,154          2,984          2,829
  Other Operating Expenses           3,266          3,004          2,951
                                  --------       --------       --------
        Total Expenses              10,762         10,054         10,043
                                  --------       --------       --------
Pretax Income                        1,905          1,719          1,579
Income Tax Provision                   551            489            454
                                  --------       --------       --------
Operating Income                     1,354          1,230          1,125
Restructuring Charge (net of tax)        -            125              -
                                  --------       --------       --------
Net Income                        $  1,354       $  1,105       $  1,125
                                  ========       ========       ========

Travel Related Services (TRS) reported earnings of $1.35 billion in 1997, a 10 percent increase from $1.23 billion in 1996, excluding a $125 million restructuring charge ($196 million pretax). 1995 earnings excluding the income of AMEX Life were $1.09 billion.

                                        -3-   (1997 Annual Report p. 23)
   TRS' net revenues rose 8 percent in 1997 compared with 1996. In the past two years, TRS' net revenues benefited from growth in worldwide billed business and Cardmember loans outstanding. Additionally, 1997 included wider interest margins and increased recognition of recoveries on abandoned property related to the Travelers Cheque business; these recoveries are included in other revenues and were largely offset by higher investment spending on business building initiatives. In both years, growth in billed business resulted from greater spending per basic Cardmember, due in part to rewards programs and expanded merchant coverage, and a larger number of cards outstanding. The increase in worldwide cards in force in both years is primarily attributable to new credit card product launches and a broader product portfolio.

   Discount revenue rose in 1997 and 1996 from growth in billed business. Net card fees decreased in both years due to declines in consumer charge cards and the effect of TRS' strategy of building its lending portfolio through the issuance of low- and no-fee credit cards. Travel commissions and fees improved in 1997 and 1996 as a result of increased sales volumes, offset in part by the continued efforts by airlines to reduce distribution costs and by corporate travel and entertainment expense containment efforts. Interest and dividends declined in 1997 and 1996, primarily as a result of a reduction in investments related to the consolidation of certain legal entities within the U.S. Consumer Lending business. The consolidation reduced interest revenue by approximately $82 million and $119 million in 1997 and 1996, respectively, but had no effect on net income as other interest expense decreased by a corresponding amount. The remaining decline in 1997 is attributable to a smaller investment pool at American Express Credit Corporation (Credco). In addition, interest and dividends and other revenues declined in 1996 as a result of the sale of AMEX Life. Lending net finance charge revenue was reduced by the $1 billion asset securitization in the second quarter of 1996 and an additional $1 billion securitization in the third quarter of 1997.
(See TRS' Liquidity and Capital Resources discussion.) Excluding these, lending net finance charge revenue rose 24 percent and 11 percent in 1997 and 1996, respectively. The increase in 1997 is due to higher worldwide lending balances and a widening of interest margins on the U.S. portfolio resulting from a smaller portion of the portfolio being subject to lower introductory interest rates. The growth in 1996 resulted from larger worldwide lending balances, partially offset by reduced interest margins on the U.S. portfolio due to introductory interest rates on new products.


















                                        -4-   (1997 Annual Report p. 23)

SELECTED STATISTICAL INFORMATION
(Amounts in billions, except percentages and where indicated)
Years Ended December 31,              1997           1996           1995
                                   -------        -------        -------
Total Cards in Force (millions):
  United States                       29.6           29.2           26.7
  Outside the United States           13.1           12.3           11.6
                                   -------        -------        -------
     Total                            42.7           41.5           38.3
                                   =======        =======        =======
Basic Cards in Force (millions):
  United States                       23.3           22.5           20.0
  Outside the United States           10.0            9.6            9.2
                                   -------        -------        -------
     Total                            33.3           32.1           29.2
                                   =======        =======        =======
Card Billed Business:
  United States                   $  150.5       $  131.0       $  115.2
  Outside the United States           58.7           53.3           47.3
                                   -------        -------        -------
     Total                        $  209.2       $  184.3       $  162.5
                                   =======        =======        =======
Average Discount Rate*                2.73%          2.75%          2.76%
Average Basic Cardmember
  Spending (dollars)*             $  6,473       $  6,074       $  5,829
Average Fee per Card (dollars)*   $     39       $     42       $     47
Travel Sales                      $   17.4       $   15.8       $   15.1
  Travel Commissions and
    Fees/Sales                         8.6%           9.0%           9.1%
Travelers Cheque:
  Sales                           $   25.0       $   26.0       $   25.6
  Average Outstanding             $    5.9       $    6.0       $    6.0
  Tax Equivalent Yield                 9.2%           9.4%           9.7%
Owned and Managed Charge Card
  Receivables:**
  Total Receivables               $   23.5       $   22.5       $   20.5
  90 Days Past Due as a
     % of Total                        3.1%           3.2%           3.5%
  Loss Reserves (millions)        $    951       $    923       $    952
     % of Receivables                  4.0%           4.1%           4.6%
     % of 90 Days Past Due             132%           128%           131%
  Net Loss Ratio                      0.50%          0.51%          0.51%
Owned and Managed U.S. Cardmember
  Lending:**
  Total Loans                     $   14.6       $   12.7       $   10.0
  Past Due Loans as a % of Total:
     30-89 Days                        2.4%           2.4%           2.8%
     90+ Days                          1.1%           0.9%           1.0%
  Loss Reserves (millions):
     Beginning Balance            $    488       $    443       $    357
        Provision                      867            607            477
        Net Charge-Offs/Other         (766)          (562)          (391)
                                   -------        -------        -------


                                        -5-   (1997 Annual Report p. 24)

  Ending Balance                  $    589       $    488       $    443
                                   ========        =======        =======
  % of Loans                           4.0%           3.8%           4.5%
  % of Past Due                        116%           117%           116%
  Average Loans                   $   13.3       $   10.8       $    8.8
  Net Write-Off Rate                   6.0%           5.2%           4.4%
  Net Interest Yield                   9.1%           8.8%           9.9%

  * Computed excluding Cards issued by strategic alliance partners and independent operators as well as business billed on those Cards.
 ** Owned and managed Cardmember receivables and loans include securitized assets not reflected in the Consolidated Balance Sheets.


The growth in marketing and promotion expense in 1997 reflected higher media and merchant-related advertising costs. The increase in 1996 resulted from new product activity. The worldwide Charge Card provision rose in 1997 primarily driven by volume growth. In 1996, the Charge Card provision declined due to improved credit quality, particularly in Latin America. The worldwide lending provision increased in 1997 and 1996 as a result of portfolio growth as well as higher loss rates. The growth in the lending provision was partly offset by the securitizations of U.S. Cardmember loans in 1997 and 1996. The other provision for losses declined in 1996 due to the sale of AMEX Life. Charge Card interest expense rose in 1997 and 1996 as a result of higher volumes, partly offset by lower borrowing rates. The decline in other interest expense mirrors the decrease in interest revenue as a result of the reduction in investments discussed previously. The growth in human resources expense primarily reflected higher systems programmers' costs for technology projects and merit increases in both years. Other operating expenses rose in 1997 and 1996 due to Cardmember loyalty programs, business growth and investment spending. The increase in 1996 was partially offset as a result of the sale of AMEX Life.

   The 1996 restructuring charge primarily related to a series of reengineering initiatives in the card and travel businesses implemented in 1997. Approximately two-thirds of the restructuring charge applied to TRS' international businesses. It included $109 million pretax in severance costs and $87 million pretax to close certain leased facilities, to consolidate or outsource certain operations, and to write down certain assets. Approximately $125 million of the pretax charge required cash outlays for severance, lease obligations and other facilities costs.

   TRS' asset securitization programs increased fee revenue by $195 million, $157 million and $84 million in 1997, 1996 and 1995, respectively. The Charge Card securitization program resulted in net discount expense of $597 million, $554 million and $414 million in 1997, 1996 and 1995, respectively. The program also reduced the Charge Card provision by $247 million, $246 million and $167 million in 1997, 1996 and 1995, respectively, and Charge Card interest expense by $230 million, $183 million and $163 million in 1997, 1996, and 1995, respectively. The revolving credit securitization program also reduced lending net finance charge revenue by $167 million and $75 million and the lending provision by $120 million and $43 million, in 1997 and 1996, respectively. These securitizations had no material effect on net income for any year presented.



                                        -6-   (1997 Annual Report p. 24)

Liquidity and Capital Resources

SELECTED BALANCE SHEET INFORMATION
(Amounts in billions, except percentages)

December 31,                                1997            1996
                                          ------          ------
Accounts Receivable, net                  $ 20.9          $ 19.5
Travelers Cheque Investments              $  5.6          $  5.6
U.S. Cardmember Lending Balances          $ 12.6          $ 11.7
Total Assets                              $ 47.2          $ 43.1
Travelers Cheques Outstanding             $  5.6          $  5.8
Short-term Debt                           $ 20.9          $ 18.4
Long-term Debt                            $  6.0          $  5.0
Total Liabilities                         $ 42.2          $ 38.4
Total Shareholder's Equity                $  5.0          $  4.7
Return on Average Equity*                   27.9%           25.6%
Return on Average Assets*                    3.0%            2.8%

* Excluding the effect of SFAS No. 115 and the fourth quarter 1996 restructuring charge of $125 million after-tax.

In 1996, American Express Centurion Bank (Centurion Bank) and American Express Receivables Financing Corporation II, a newly formed wholly owned subsidiary of TRS, created a new trust, the American Express Credit Account Master Trust
(the Trust), to securitize revolving credit loans. The Trust securitized $1 billion of loans in 1996 and an additional $1 billion in August 1997, through the public issuance of two classes of investor certificates and a privately placed collateral interest in the assets of the Trust. The securitized assets consist of loans arising in a portfolio of designated Optima Card, Optima Line of Credit and Sign & Travel revolving credit accounts owned by Centurion Bank. These securitized loans are not in the Consolidated Balance Sheets.

   In addition, the American Express Master Trust securitizes charge card receivables generated under designated American Express Card, Gold Card and Platinum Card consumer accounts through the issuance of trust certificates. At December 31, 1997 and 1996, TRS had securitized $3.25 billion and $3.75 billion, respectively, of receivables, which are not in the Consolidated Balance Sheets.

   In 1997, Credco issued and sold exclusively outside the United States and to non-U.S. persons, $400 million Floating Rate Notes and an additional $400 million of 6.5% Fixed Rate Notes. These notes are listed on the Luxembourg Stock Exchange and will mature in 2002. At December 31, 1997, Credco had approximately $2.5 billion of medium and long-term debt and warrants available for issuance under shelf registrations filed with the Securities and Exchange Commission.

   TRS, primarily through Credco, maintained commercial paper outstanding of approximately $14.5 billion at an average interest rate of 6.0 percent and approximately $13.0 billion at an average interest rate of 5.7 percent at December 31, 1997 and 1996, respectively. Unused lines of credit of approximately $7.3 billion, which expire in increments from 1998 through 2002, were available at December 31, 1997 to support a portion of TRS' commercial paper borrowings.

                                        -7-   (1997 Annual Report p. 25)

   Borrowings under bank lines of credit totaled $1.7 billion at December 31, 1997 and $1.4 billion at December 31, 1996.

AMERICAN EXPRESS FINANCIAL ADVISORS

Results of Operations

STATEMENT OF INCOME
(Amounts in millions)
Years Ended December 31,              1997           1996           1995
                                    ------         ------         ------
Revenues:
  Investment Income                 $2,339         $2,267         $2,209
  Management and Distribution Fees   1,486          1,205            935
  Other Revenues                       774            638            547
                                    ------         ------         ------
     Total Revenues                  4,599          4,110          3,691
                                    ------         ------         ------
Expenses:
  Provision for Losses and Benefits:
     Annuities                       1,214          1,208          1,156
     Insurance                         452            420            401
     Investment Certificates           200            197            205
                                    ------         ------         ------
        Total                        1,866          1,825          1,762
  Human Resources                    1,229          1,034            877
  Other Operating Expenses             482            366            297
                                    ------         ------         ------
        Total Expenses               3,577          3,225          2,936
                                    ------         ------         ------
Pretax Income                        1,022            885            755
Income Tax Provision                   315            291            252
                                    ------         ------         ------
Net Income                          $  707         $  594          $ 503
                                    ======         ======         ======

American Express Financial Advisors (AEFA) reported increases in revenues of 12 and 11 percent, and earnings of 19 and 18 percent for 1997 and 1996, respectively. Revenue and earnings in both years benefited primarily from higher fees due to growth in managed assets and record mutual fund sales.

   The improvement in investment income reflected higher average investments of 4 and 5 percent in 1997 and 1996, respectively, partly offset by lower investment yields in 1996. Management and distribution fees rose in both years due to greater management fee revenue from higher managed and separate account assets. The increase in these assets in both years was due to strong market appreciation and positive net sales. Distribution fees improved in both years reflecting strong mutual fund sales. Other revenues rose in both years from increased life insurance contract charges and premiums and from higher financial planning and tax preparation fees in 1997.





                                        -8-   (1997 Annual Report p. 25)

   Provisions for losses and benefits for annuities and insurance grew in both years due to higher business in force, partially offset by lower credited rates. Human resources expense rose in both years, reflecting rising financial advisors' compensation from growth in sales and asset levels, and a greater number of employees to support business expansion. The growth in other operating expenses in both years primarily resulted from higher data processing, technology spending and advertising expenditures. In 1997, there also were increased occupancy and equipment costs. The lower effective tax rate in 1997 is due to tax credits from low income housing investments.

SELECTED STATISTICAL INFORMATION

(Amounts in millions, except percentages and where indicated)
Years Ended December 31,               1997           1996           1995
                                    -------        -------        -------
Revenues, Net of Provisions         $ 2,732        $ 2,285        $ 1,929
Life Insurance
  in Force (billions)               $  74.5        $  67.3        $  59.4
Deferred Annuities
  in Force (billions)               $  41.7        $  37.5        $  34.1
Assets Owned and/or
  Managed (billions):
  Assets managed
     for institutions               $  40.8        $  37.3        $  32.0
  Assets owned and managed
     for individuals:
        Owned Assets:
           Separate Account Assets     23.2           18.5           15.0
           Other Owned Assets          36.6           34.2           33.3
                                    -------        -------        -------
           Total Owned Assets          59.8           52.7           48.3
                                    -------        -------        -------
        Managed Assets                 72.8           59.4           49.2
                                    -------        -------        -------
           Total                    $ 173.4        $ 149.4        $ 129.5
                                    =======        =======        =======
Market Appreciation (Depreciation)
  During the Period:
        Owned Assets:
           Separate Account Assets  $ 3,170        $ 1,937        $ 2,839
           Other Owned Assets       $   262        $ (232)        $   927
     Managed Assets                 $11,735        $ 9,063        $12,246
Sales of Selected Products:
  Mutual Funds                      $17,179        $14,331        $10,202
  Annuities                         $ 3,473        $ 4,311        $ 3,520
  Investment Certificates           $ 1,194        $   736        $ 1,467
  Life and Other
     Insurance Products             $   421        $   449        $  383
Number of Financial Advisors          8,776          8,340          7,945
Fees from Financial
  Plans (thousands)                 $60,809        $48,072        $40,828
Product Sales Generated
  from Financial Plans as a
  Percentage of Total Sales            65.7%          64.0%          64.1%
                                    -------        -------        -------

                                         -9-      (1997 Annual Report p. 26)

Liquidity and Capital Resources

SELECTED BALANCE SHEET INFORMATION

(Amounts in billions, except percentages)
December 31,                                1997            1996
                                          ------          ------
Investments                               $ 30.7          $ 28.6
Assets Held in Segregated
  Asset Accounts                          $ 23.2          $ 18.5
Total Assets                              $ 59.8          $ 52.7
Client Contract Reserves                  $ 30.2          $ 28.9
Total Liabilities                         $ 56.1          $ 49.5
Total Shareholder's Equity                $  3.7          $  3.2
Return on Average Equity*                   21.8%           20.4%

* Excluding the effect of SFAS No. 115.

AEFA's total assets and liabilities grew primarily due to separate accounts as a result of market appreciation and positive net sales. Investments comprised primarily of corporate bonds and mortgage-backed securities, including $3.0 billion and $2.6 billion in below investment grade debt securities as well as $3.8 billion and $3.7 billion in mortgage loans at December 31, 1997 and 1996, respectively. Investments are principally funded by sales of insurance and annuities and by reinvested income. Maturities of these investments are matched, for the most part, with the expected future payments of insurance and annuity obligations. Separate account assets, primarily investments carried at market value, are for the exclusive benefit of variable annuity and variable life insurance contract holders. AEFA earns investment management and administration fees from the related accounts.























                                        -10-   (1997 Annual Report p. 26)

AMERICAN EXPRESS BANK

Results of Operations

STATEMENT OF INCOME

(Amounts in millions)
Years Ended December 31,      1997   1996   1995
                              ----   ----   ----
Net Revenues:
  Interest Income             $897   $842   $925
  Interest Expense             579    536    604
                              ----   ----   ----
     Net Interest Income       318    306    321
  Commissions, Fees and
     Other Revenues            218    213    243
  Foreign Exchange Income      101     72     79
                              ----   ----   ----
     Total Net Revenues        637    591    643
                              ----   ----   ----
Provision for Credit Losses     20     23      7
                              ----   ----   ----
Expenses:
  Human Resources              242    224    248
  Other Operating Expenses     245    239    273
                              ----   ----   ----
     Total Expenses            487    463    521
                              ----   ----   ----
Pretax Income                  130    105    115
Income Tax Provision            48     37     38
                              ----   ----   ----
Net Income                    $ 82   $ 68   $ 77
                              ====   ====   ====

   American Express Bank's (the Bank) 1997 net income was higher than last year as a result of increased foreign exchange trading and net interest income, partially offset by larger operating expenses. 1996 net income was below 1995 as a result of lower revenues and a higher provision for losses, partly offset by reduced expenses.

   Net interest income grew in 1997 due to higher average balances in loans and trading securities; in 1996 net interest income fell due to higher borrowing rates and decreased business volumes. Commissions, fees and other revenues increased in 1997 driven by higher fees from new product launches; the decrease in 1996 was primarily due to exiting nonstrategic businesses. Foreign exchange income rose significantly in 1997, reflecting very strong trading results.

   The provision for credit losses rose in 1996 due to loan growth, slightly higher consumer and commercial write-offs and lower commercial banking recoveries. Human resources expense grew in 1997 as a result of merit increases and higher incentive compensation; the improvement in 1996 reflected cost reduction initiatives. Other operating expenses rose in 1997 with increased systems technology expenses; the decline in 1996 was due to the transfer of aircraft assets to the Bank's parent.

                                      -11-   (1997 Annual Report p. 27)

   The Bank has exposures throughout the Asia/Pacific region, including Indonesia, Korea, Thailand as well as Hong Kong and Singapore. Our Risk Management group has been monitoring the Asian financial crisis as it has evolved. The Bank had approximately $2.8 billion in loans outstanding in the entire region at December 31, 1997. In addition to these, there are other banking activities, such as forward contracts, various contingencies and market placements, which add another approximately $1.5 billion to the regional number at year-end. We should be in a better position to estimate any reserve requirements in the relatively near future.

Liquidity and Capital Resources

SELECTED BALANCE SHEET INFORMATION

(Amounts in billions, except percentages and where indicated)
December 31,                                1997            1996
                                           -----           -----
Investments                                $ 2.3           $ 2.8
Total Loans                                $ 6.2           $ 5.9
  Reserve for Credit Losses (millions)     $ 131           $ 117
  Reserves as a Percentage of Total Loans    2.1%            2.0%
  Total Nonperforming Loans (millions)     $  47           $  35
  Other Real Estate Owned (millions)       $   4           $  36
Total Assets                               $12.8           $12.3
Deposits                                   $ 8.5           $ 8.7
Total Liabilities                          $12.0           $11.6
Total Shareholder's Equity (millions)      $ 830           $ 799
Risk-Based Capital Ratios:
  Tier 1                                     8.8%            8.8%
  Total                                     12.3%           12.5%
Leverage Ratio                               5.3%            5.6%
Return on Average Assets*                    .64%            .57%
Return on Average Common Equity*           10.83%           9.22%

* Excluding the effect of SFAS No. 115.

The reserve for credit losses rose as a result of a loan recovery in 1997. The Bank had net loan recoveries of $1.6 million and net loan write-offs of $16.2 million in 1997 and 1996, respectively. Other real estate owned declined primarily due to a property sale.

CORPORATE AND OTHER

Corporate and Other net expenses were $152 million, $153 million and $141 million in 1997, 1996 and 1995, respectively. The 1996 amount excludes a $300 million after-tax gain on the exchange of the company's DECS ($480 million pretax) and a $13 million after-tax charge ($20 million pretax) primarily related to the early retirement of debt. Including the above items in 1996, Corporate and Other had net income of $134 million.

   Results for all three years include a benefit from an earnings payout from Travelers Inc. (Travelers), related to the 1993 sale of the Shearson Lehman Brothers Division (the 1993 sale). Results for 1997 also reflect preferred dividends received from Lehman Brothers Holdings, Inc. Results for 1996 and 1995

                                       -12-   (1997 Annual Report pp. 27-28)
also include the company's share of the participation in Travelers' revenue in accordance with the 1993 sale. Results for 1995 also included a gain from the sale of common stock and warrants of Mellon Bank Corporation. In each year, these gains were offset by certain business building initiatives.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

The company believes allocating capital to businesses with a return on risk-adjusted equity in excess of its cost of equity and sustained earnings growth in its core business will continue to build shareholder value.

   The company's philosophy is to retain enough earnings to help achieve its goals of earnings per share growth in the 12 to 15 percent range. As further described in Note 7 to the Consolidated Financial Statements, the company has undertaken a systematic share repurchase program to offset new share issuances. To the extent retained earnings exceed investment opportunities, the company has returned excess capital to shareholders.

Financing Activities

   The company has procedures to transfer immediately short-term funds within the company to meet liquidity needs. These internal transfer mechanisms are subject to and comply with various contractual and regulatory constraints.

   The parent company generally meets its short-term funding needs through an intercompany dividend policy and by the issuance of commercial paper. The Board of Directors has authorized a parent company commercial paper program that is supported by a $1.3 billion multi-purpose credit facility that expires in increments from 1998 through 2002. No borrowings have been made under this credit facility. There was no parent company commercial paper outstanding during 1997 and at December 31, 1996.

   Total parent company long-term debt outstanding was $1,079 million at December 31, 1997 and $666 million at December 31, 1996. In June 1997, the parent company issued $500 million of 6.75% Global Notes due June 23, 2004. The proceeds from this issuance were used for general corporate purposes. At December 31, 1997 and 1996, the parent company had $550 million and $1.1 billion, respectively, of debt or equity securities available for issuance under a shelf registration filed with the Securities and Exchange Commission. In addition, TRS, Credco, American Express Overseas Credit Corporation Limited and the Bank have established programs for the issuance, outside the United States, of debt instruments to be listed on the Luxembourg Stock Exchange. In 1997, Centurion Bank was added to this program. The maximum aggregate principal amount of debt instruments outstanding at any one time under the program will not exceed $3 billion. At December 31, 1997 and 1996, $1.1 billion and $300 million of debt, respectively, has been issued under this program.

Risk Management

Management establishes and oversees implementation of Board-approved policies covering the company's funding, investments and use of derivative financial instruments and monitors aggregate risk exposures on an ongoing basis. The company's objective is to realize returns commensurate with the level of risk assumed while achieving consistent earnings growth. Individual business segments are responsible for managing their respective exposures within the context of Board-approved policies. See Note 11 to the Consolidated Financial Statements for a discussion of the company's use of derivatives.

                                        -13-   (1997 Annual Report p. 28)

   The sensitivity analysis of three different tests of market risk in the following sections estimate the effects of hypothetical sudden and sustained changes in the applicable market conditions on the ensuing year's earnings. The market changes, assumed to occur as of December 31, 1997, are a 100 basis point increase in market interest rates, a 10% strengthening of the U.S. dollar versus all other currencies, and a 10% decline in the value of equity securities under management at AEFA. Computations of the prospective effects of hypothetical interest rate, foreign exchange rate and equity market changes are based on numerous assumptions, including relative levels of market interest rates, foreign exchange rates and equity prices, as well as the levels of assets and liabilities. The hypothetical changes and assumptions will be different from what actually occurs in the future. Furthermore, the computations do not anticipate actions that may be taken by management if the hypothetical market changes actually occurred over time. As a result, actual earnings effects in the future will differ from those quantified below.

   A variety of interest rate and foreign exchange hedging strategies are employed to manage interest rate and foreign currency risks. TRS' hedging policies are established, maintained and monitored by a central treasury function. TRS generally manages its exposures along product lines.

   For Charge Card products, TRS funds its Cardmember receivables using both on-balance sheet sources such as long-term debt, medium-term notes, commercial paper and other debt, and an asset securitization program. Such funding is predominantly obtained by Credco and its subsidiaries. Interest rate exposure is managed through the issuance of long- and short-term debt and the use of interest rate swaps to achieve a targeted mix of fixed and floating rate funding. TRS currently targets this mix to be approximately 100 percent floating rate. In early 1998, TRS purchased interest rate caps to limit the adverse effect of an interest rate increase on substantially all Charge Card funding costs. The majority of the caps will mature by the end of 1998. TRS periodically reviews and may change this policy.

   For its lending products, TRS funds its Cardmember loans using a mixture of long- and short-term debt, and an asset securitization program, primarily through Centurion Bank. The interest rates on TRS' lending products are linked to a floating rate base and typically reprice each month. TRS generally enters into interest rate swaps, paying rates that reprice similarly with changes in the base rate of the underlying loans.

   The detrimental effect on TRS earnings of the hypothetical 100 basis point increase in interest rates described above would be approximately $164 million pretax. This effect, which is primarily due to the variable rate funding of the Charge Card products, is based on December 31, 1997 positions. The interest rate caps purchased in early 1998 would reduce that effect by nearly half.

   TRS' foreign exchange risk arising from cross-currency charges and balance sheet exposures is managed primarily by entering into agreements to buy and sell currencies on a spot or forward basis. In the latter part of 1997, foreign currency forward contracts were both sold ($562 million) and purchased ($92 million) to manage a majority of anticipated 1998 cash flows in major overseas markets.

   Based on the year-end 1997 foreign exchange positions, but excluding the forward contracts managing the anticipated 1998 overseas cash flows, the effect on TRS' earnings of the hypothetical 10% strengthening of the U.S. dollar would

                                        -14-   (1997 Annual Report pp. 28-29)
be immaterial. With respect to the forward contracts related to anticipated 1998 cash flows, the 10% strengthening would create a hypothetical net pretax gain of $41 million. Such a gain, if any, would mitigate the negative impact that a strengthening U.S. dollar would have on 1998 overseas earnings.

   AEFA owned investment securities are, for the most part, held by its life insurance and investment certificate subsidiaries which primarily invest in long-term and intermediate-term fixed income securities to provide their clients with a competitive rate of return on their investments while minimizing risk. Investment in fixed income securities provides AEFA with a dependable and targeted margin between the interest rate earned on investments and the interest rate credited to clients' accounts. AEFA does not invest in securities to generate trading profits for its own account.

   AEFA's life insurance and investment certificate subsidiaries' investment committees meet regularly to review models projecting different interest rate scenarios and their impact on the profitability of each subsidiary. The committees' objective is to structure their investment security portfolios based upon the type and behavior of the products in the liability portfolios, to achieve targeted levels of profitability and meet contractual obligations.

   Rates credited to customers' accounts are generally reset at shorter intervals than the maturity of underlying investments. Therefore, AEFA's margins may be impacted by changes in the general level of interest rates. Part of the committees' strategies include the purchase of derivatives, such as interest rate caps, swaps and floors, for hedging purposes.

   The negative effect on AEFA's earnings of the 100 basis point increase in interest rates would be approximately $40 million pretax. It assumes repricings and customer behavior based on the application of proprietary models to the book of business at December 31, 1997 and also includes a small decline in AEFA's fees earned on managed fixed income assets.

   AEFA's fees earned on the management of equity securities in variable annuities and mutual funds are generally based on the value of the portfolios. To manage the level of 1998 fee income, AEFA has entered into a series of stock index option transactions designed to mitigate, for a substantial portion of the portfolios, the negative effect on fees that would result from a decline in the equity market. The negative effect on AEFA's earnings of the 10% decline in equity markets discussed above would be approximately $20 million pretax, net of the impact of the index options.

   The Bank employs a variety of on- and off-balance sheet financial instruments in managing its exposure to fluctuations in interest and currency rates. Derivative instruments consist principally of foreign exchange spot and forward contracts, interest rate swaps, foreign currency options and forward rate agreements. Generally, they are used to manage specific on-balance sheet interest rate and foreign exchange exposures related to deposits and long-term debt, equity, loans and securities holdings.

   The negative effect of the 100 basis point increase in interest rates on the Bank's earnings would be approximately $9 million pretax. The impact of the 10% strengthening of the U.S. dollar described above would be negligible on earnings and, with respect to translation exposure of foreign operations, would result in a $14 million pretax charge against equity.



                                        -15-   (1997 Annual Report pp. 29-30)

   The Bank also utilizes foreign exchange and interest rate products to meet the needs of its customers. Customer positions are usually, but not always, offset. They are evaluated in terms of the Bank's overall interest rate or foreign exchange exposure. The Bank also takes limited proprietary positions. Potential daily negative earnings effects from these activities are estimated using a Value at Risk model that employs a parametric technique using a correlation matrix based on historical data. At December 31, 1997, there was a 99.0% probability that any potential loss for one day would be less than $1 million.

   Asset/liability and market risk management at the Bank is supervised by the Asset and Liability (ALCO) and Risk Management Committees, respectively. These committees are comprised of senior business managers and the Chairman of the Bank. Both committees meet monthly and monitor (a) liquidity, (b) capital levels and (c) investment portfolios. Both committees evaluate current market conditions and determine the Bank's tactics within risk limits approved by the Bank's Board of Directors. The Bank's treasury and global trading management issues policies and control procedures and delegate risk limits throughout the Bank's country trading operations.

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




























                                        -16-   (1997 Annual Report p. 30)

                       CONSOLIDATED STATEMENTS OF INCOME
                            American Express Company

Years Ended December 31, (millions, except per share amounts)

                                                        1997      1996      1995
                                                     -------   -------   -------
Net Revenues
   Discount revenue                                  $ 5,666   $ 5,024   $ 4,457
   Interest and dividends, net                         3,175     3,289     3,499
   Net card fees                                       1,604     1,668     1,742
   Travel commissions and fees                         1,489     1,422     1,368
   Other commissions and fees                          1,475     1,261     1,254
   Cardmember lending net finance charge revenue       1,244     1,068     1,032
   Management and distribution fees                    1,486     1,205       935
   Life and other insurance premiums                     424       395       735
   Other                                               1,197     1,048       899
                                                     -------   -------   -------
       Total                                          17,760    16,380    15,921
                                                     =======   =======   =======
Expenses
   Human resources                                     4,700     4,325     4,039
   Provisions for losses and benefits:
       Annuities and investment certificates           1,414     1,405     1,392
       Life insurance and other                          567       544       793
       Charge card                                       858       743       835
       Cardmember lending                                817       635       522
   Interest:
       Charge card                                       743       688       673
       Other                                             181       428       569
   Occupancy and equipment                             1,139     1,126     1,094
   Marketing and promotion                             1,118     1,071       977
   Professional services                               1,028       951       834
   Communications                                        450       445       407
   Other                                               1,995     1,355     1,603
                                                     -------   -------   -------
       Total                                          15,010    13,716    13,738
                                                     =======   =======   =======
   Pretax income                                       2,750     2,664     2,183
   Income tax provision                                  759       763       619
                                                     -------   -------   -------
   Net income                                        $ 1,991   $ 1,901   $ 1,564
                                                     =======   =======   =======
Earnings Per Common Share
   Basic                                             $  4.29   $  4.02   $  3.19
   Diluted                                           $  4.15   $  3.89   $  3.10
                                                     -------   -------   -------
   Average common shares outstanding for
     earnings per common share (millions):
       Basic                                             464       472       485
       Diluted                                           479       488       499

See notes to consolidated financial statements.


                                        -17-   (1997 Annual Report p. 31)

                          CONSOLIDATED BALANCE SHEETS
                            American Express Company

December 31, (millions)                            1997             1996
                                              ---------        ---------
Assets
  Cash and cash equivalents                     $ 4,179          $ 2,677
  Accounts receivable and accrued interest:
     Cardmember receivables, less reserves:
      1997, $640; 1996, $658                     19,275           17,938
     Other receivables, less reserves:
      1997, $72; 1996, $64                        2,499            2,553
  Investments                                    39,648           38,339
  Loans:
     Cardmember lending, less reserves:
      1997, $576; 1996, $482                     13,183           12,194
     International banking, less reserves:
      1997, $131; 1996, $117                      6,062            5,760
     Other, net                                     864              564
  Separate account assets                        23,215           18,535
  Deferred acquisition costs                      2,894            2,660
  Land, buildings and equipment-- at cost,
     less accumulated depreciation:
      1997, $1,838; 1996, $1,852                  1,533            1,675
  Other assets                                    6,651            5,617
                                              ---------        ---------
Total assets                                  $ 120,003        $ 108,512
                                              =========        =========
Liabilities and Shareholders' Equity
  Customers' deposits                         $   9,444        $   9,555
  Travelers Cheques outstanding                   5,634            5,838
  Accounts payable                                4,876            4,601
  Insurance and annuity reserves:
     Fixed annuities                             22,112           21,838
     Life and disability policies                 4,053            3,836
  Investment certificate reserves                 4,149            3,265
  Short-term debt                                20,570           18,402
  Long-term debt                                  7,873            6,552
  Separate account liabilities                   23,215           18,535
  Other liabilities                               8,503            7,562
                                               --------         --------
     Total liabilities                          110,429           99,984
                                               ========         ========
Shareholders' Equity
  Common shares, $.60 par value,
    authorized 1.2 billion shares;  issued and
    outstanding 466.4 million shares in 1997
    and 472.9 million shares in 1996                280              284
  Capital surplus                                 4,624            4,191
  Net unrealized securities gains                   579              386
  Foreign currency translation adjustment           (97)             (89)
  Retained earnings                               4,188            3,756
                                               --------         --------
     Total shareholders' equity                   9,574            8,528
                                               --------         --------
Total liabilities and shareholders' equity     $120,003         $108,512
                                               ========         ========

See notes to consolidated financial statements.
                                        -18-   (1997 Annual Report p. 32)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            American Express Company

Years Ended December 31, (millions)                                       1997        1996        1995
                                                                      --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES
Income from continuing operations                                     $  1,991    $  1,901    $  1,564
Adjustments to reconcile income from continuing operations
  to net cash provided by operating activities:
  Provisions for losses and benefits                                     2,307       2,009       2,086
  Depreciation, amortization, deferred taxes and other                     187         266         367
  Changes  in operating assets and liabilities, net of effects of acquisitions and dispositions:
     Accounts receivable and accrued interest                             (227)        290        (353)
     Other assets                                                          334         567      (1,157)
     Accounts payable and other liabilities                                517        (297)       (280)
  (Decrease) increase in Travelers Cheques outstanding                    (111)        141         427
  Increase in insurance reserves                                           172         224         440
  (FDC Gain)/restructuring                                                   -        (162)          -
                                                                      ---------   ---------   ---------
Net cash provided by operating activities                                5,170       4,939       3,094
                                                                      ---------   ---------   ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Sale of investments                                                      1,778       4,634       2,236
Maturity and redemption of investments                                   4,827       6,573       8,274
Purchase of investments                                                 (7,898)    (10,896)    (11,242)
Net increase in Cardmember receivables                                  (2,575)     (2,770)     (3,754)
Cardmember loans/receivables sold to Trust, net                            516       2,242           -
Proceeds from repayment of loans                                        25,591      22,696      21,603
Issuance of loans                                                      (29,304)    (27,277)    (23,960)
Purchase of land, buildings and equipment                                 (343)       (438)       (347)
Sale of land, buildings and equipment                                      164         238          91
Dispositions (acquisitions), net of cash sold/acquired                      23          (4)        357
                                                                      ---------   ---------   ---------
Net cash used by investing activities                                   (7,221)     (5,002)     (6,742)
                                                                      ---------   ---------   ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in customers' deposits                             733        (133)       (125)
Sale of annuities and investment certificates                            5,888       5,411       5,729
Redemption of annuities and investment certificates                     (4,965)     (5,508)     (3,957)
Net increase (decrease) in debt with maturities of 3 months or less      3,823       4,885      (4,700)
Issuance of debt                                                        11,439      13,578      23,012
Principal payments on debt                                             (11,604)    (17,384)    (15,454)
Issuance of American Express common shares                                 168         176         246
Repurchase of American Express common shares                            (1,259)     (1,041)       (891)
Dividends paid                                                            (423)       (436)       (458)
                                                                      ---------   ---------   ---------
Net cash provided (used) by financing activities                         3,800        (452)      3,402
Effect of exchange rate changes on cash                                   (247)         (8)         13
                                                                      ---------   ---------   ---------
Net increase (decrease) in cash and cash equivalents                     1,502        (523)       (233)
Cash and cash equivalents at beginning of year                           2,677       3,200       3,433
                                                                      ---------   ---------   ---------
Cash and cash equivalents at end of year                              $  4,179    $  2,677    $  3,200
                                                                      =========   =========   =========

See notes to consolidated financial statements.
                                        -19-   (1997 Annual Report p. 33)

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                            American Express Company

                                                                                                Net
                                                                                          Unrealized
                                                                                          Securities
Three Years Ended December 31, 1997                          Preferred    Common   Capital     Gains            Retained
(millions)                                             Total    Shares    Shares   Surplus   (Losses)    Other  Earnings
-----------------------------------                  -------   -------   -------   -------   -------   -------  --------
BALANCES AT DECEMBER 31, 1994                        $ 6,433   $   200   $   298   $ 3,651   $  (389)     $(77)  $ 2,750
                                                     -------   -------   -------   -------   -------   -------  --------
  Net income                                           1,564                                                       1,564
  Repurchase of common shares                           (891)                (14)     (180)                         (697)
  Net put options activity                                (1)                           (1)
  Change in net unrealized securities
     gains (losses)                                    1,264                                   1,264
  Foreign currency translation adjustments                (8)                                               (8)
  Other changes, primarily employee plans                313                   6       311                            (4)
  Cash dividends declared:
     Preferred                                           (15)                                                        (15)
     Common, $.90 per share                             (439)                                                       (439)
                                                     -------   -------   -------   -------   -------   -------  --------
BALANCES AT DECEMBER 31, 1995                          8,220       200       290     3,781       875       (85)    3,159
                                                     -------   -------   -------   -------   -------   -------  --------
  Net income                                           1,901                                                       1,901
  Repurchase of common shares                         (1,041)                (13)     (177)                         (851)
  Net put options activity                               124                           124
  Change in net unrealized securities
     gains (losses)                                     (489)                                   (489)
  Conversion of preferred shares into
     common                                                -      (200)        3       197
  Foreign currency translation adjustments                (4)                                               (4)
  Other changes, primarily employee plans                252                   4       266                           (18)
  Cash dividends declared:
     Preferred                                            (6)                                                         (6)
     Common, $.90 per share                             (429)                                                       (429)
                                                     -------   -------   -------   -------   -------   -------  --------
BALANCES AT DECEMBER 31, 1996                          8,528         -       284     4,191       386       (89)    3,756
                                                     -------   -------   -------   -------   -------   -------  --------
  Net income                                           1,991                                                       1,991
  Repurchase of common shares                         (1,259)                (10)     (153)                       (1,096)
  Change in net unrealized securities
     gains (losses)                                      193                                     193
  Foreign currency translation adjustments                (8)                                               (8)
  Exchange of Lehman Brothers Holdings, Inc.
     preferred shares for American Express
     common shares                                       337                   3       334
  Other changes, primarily employee plans                213                   3       252                           (42)
  Cash dividends declared:
     Common, $.90 per share                             (421)                                                       (421)
                                                     -------   -------   -------   -------   -------   -------  --------
BALANCES AT DECEMBER 31, 1997                        $ 9,574   $     -   $   280   $ 4,624    $  579   $   (97)   $4,188
                                                     -------   -------   -------   -------   -------   -------  --------

See notes to consolidated financial statements.
                                        -20-   (1997 Annual Report p. 34)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying Consolidated Financial Statements include the accounts of American Express company and its subsidiaries (the company). All significant intercompany transactions are eliminated. Some amounts are based on estimates and assumptions, e.g., reserves for Cardmember Receivables and Loans; Deferred Acquisition Costs; and Insurance and Annuity Reserves. These reflect the best judgment of management and actual results could differ.

   Certain amounts from prior years have been reclassified to conform to the current presentation.

Net Revenues

Cardmember Lending Net Finance Charge Revenue is presented net of interest expense of $604 million, $507 million and $497 million for the years ended December 31, 1997, 1996 and 1995, respectively. Interest and Dividends is presented net of interest expense related primarily to the company's international banking activities of $594 million, $536 million and $604 million for the years ended December 31, 1997, 1996 and 1995, respectively.

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

NOTE 2    EARNINGS PER COMMON SHARE

The company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," effective for the quarter and year-ended December 31, 1997. SFAS No. 128 requires the presentation of basic and diluted earnings per common share (EPS) in the income statement. Under the new requirements, basic EPS is computed using the average actual shares outstanding during the period. Diluted EPS is basic EPS adjusted for the dilutive effect of stock options, restricted stock awards (RSAs) and other securities that may be converted into common shares. The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations:




                                        -21-   (1997 Annual Report p. 35)

(millions, except per share amounts)                           1997         1996        1995
                                                            -------     --------    --------
Numerator:
Net income                                                  $ 1,991     $ 1,901     $ 1,564
Less: Preferred dividends                                         -           5          16
                                                            -------     --------    --------
Numerator for basic EPS                                     $ 1,991     $ 1,896     $ 1,548
Effect of dilutive securities:
   7.75% Convertible Preferred Shares(a)                          -           5           -
                                                            -------     --------    --------
Numerator for diluted EPS                                   $ 1,991     $ 1,901     $ 1,548
Denominator:
Denominator for basic EPS - weighted-average shares           464.2       472.2       484.8
Effect of dilutive securities:
   Stock Options and RSAs                                       8.8         8.2         8.1
   5% Exchangeable Lehman Brothers Holdings, Inc.
      Preferred Shares (See Note 7)                             6.1         6.2         6.2
   7.75% Convertible Preferred Shares(a)                          -         1.6           -
   Other                                                        0.1         0.1         0.1
                                                            -------     --------    --------
   Potentially dilutive common shares                          15.0        16.1        14.4
                                                            -------     --------    --------
Denominator for diluted EPS                                   479.2       488.3       499.2
                                                            -------     --------    --------
Basic EPS                                                    $ 4.29      $ 4.02      $ 3.19
                                                            -------     --------    --------
Diluted EPS                                                  $ 4.15      $ 3.89      $ 3.10
                                                            -------     --------    --------

(a) $200 million of 7.75% convertible preferred shares were outstanding during 1995 but were not included in the computation of diluted EPS, as the effect would be antidilutive. These shares were converted into common stock of the company in May 1996.

NOTE 3    RESTRUCTURING CHARGE

In the fourth quarter of 1996, the company recorded a $138 million charge
($216 million pretax) primarily for restructuring costs related to a series of reengineering initiatives that were implemented in 1997. Of the total charge, $125 million ($196 million pretax) related to Travel Related Services (TRS), approximately two-thirds of which applied to international businesses. Most of the remaining $13 million ($20 million pretax) was due to the early retirement of debt at the Corporate level. The pretax charge was included in Other Expenses in the Consolidated Statements of Income. The TRS restructuring charge included $109 million pretax in severance costs and $87 million pretax to close certain leased facilities, to consolidate or outsource certain operations and to write-down certain assets. As of December 31, 1997, the company has substantially completed all restructuring activities.








                                        -22-   (1997 Annual Report pp. 35-36)

NOTE 4    INVESTMENTS

The following is a summary of investments included in the Consolidated Balance Sheets at December 31:

(millions)                                         1997             1996
                                                -------          -------
Held to Maturity, at amortized cost             $11,871          $13,063
Available for Sale, at fair value                23,727           20,978
Investment mortgage loans (fair value:
  1997, $4,026; 1996, $3,827)                     3,831            3,712
Trading                                             219              586
                                                -------          -------
     Total                                      $39,648          $38,339
                                                =======          =======

   Investments classified as Held to Maturity and Available for Sale at December 31 are distributed by type and maturity as presented below:

                                                                            Held to Maturity
                                           ----------------------------------------------------------------------------------
                                                              1997                                       1996
                                           ---------------------------------------    ---------------------------------------
                                                        Gross      Gross                           Gross      Gross
                                                   Unrealized Unrealized      Fair            Unrealized Unrealized      Fair
(millions)                                    Cost      Gains     Losses     Value       Cost      Gains     Losses     Value
                                           ------- ---------- ----------   -------    ------- ---------- ----------   -------
U.S. Government and agencies obligations   $    53    $     3          -   $    56    $    45    $     1    $     2   $    44
State and municipal obligations              1,224         75          -     1,299      1,410         52          3     1,459
Corporate debt securities                    8,226        452    $     8     8,670      9,085        392         48     9,429
Foreign government bonds
   and obligations                             118         11          -       129        371          7          -       378
Mortgage-backed securities                   1,992         27          8     2,011      2,152         23         46     2,129
Other                                          258          7          1       264          -          -          -         -
                                           ------- ---------- ----------   -------    ------- ---------- ----------   -------
     Total                                 $11,871    $   575    $    17   $12,429    $13,063    $   475    $    99   $13,439
                                           ======= ========== ==========   =======    ======= ========== ==========   =======



















                                        -23-   (1997 Annual Report p. 36)

                                                                          Available for Sale
                                           ----------------------------------------------------------------------------------
                                                              1997                                       1996
                                           ---------------------------------------    ---------------------------------------
                                                        Gross      Gross                           Gross      Gross
                                                   Unrealized Unrealized      Fair            Unrealized Unrealized      Fair
(millions)                                    Cost      Gains     Losses     Value       Cost      Gains     Losses     Value
                                           ------- ---------- ----------   -------    ------- ---------- ----------   -------
U.S. Government and agencies obligations   $    46       $  1          -   $    47   $    46           -          -   $    46
State and municipal obligations              4,273        311          -     4,584     3,964        $182          -     4,146
Corporate debt securities                    7,667        266        $37     7,896     5,441         139       $ 28     5,552
Foreign government bonds
     and obligations                           956         27          6       977     1,227          24         11     1,240
Mortgage-backed securities                   9,027        200          7     9,220     8,641         125         71     8,695
Equity securities                              467        159          3       623       465         259          6       718
Other                                          380          -          -       380       582           -          1       581
                                           -------      -----      -----   -------   -------       -----     ------   -------
     Total                                 $22,816       $964        $53   $23,727   $20,366        $729       $117   $20,978
                                           =======       ====      =====   =======   =======       =====     ======   =======

                                      Held to Maturity    Available for Sale
                                     -----------------    ------------------
                                                  Fair                  Fair
December 31, 1997 (millions)            Cost     Value        Cost     Value
                                     -------   -------     -------   -------
Due within 1 year                    $   597   $   603     $   851   $   862
Due after 1 year through 5 years       3,605     3,800       3,332     3,438
Due after 5 years through 10 years     3,901     4,108       5,058     5,240
Due after 10 years                     1,776     1,907       4,081     4,344
                                     -------   -------     -------   -------
                                       9,879    10,418      13,322    13,884
Mortgage-backed securities             1,992     2,011       9,027     9,220
Equity securities                          -         -         467       623
                                     -------   -------     -------   -------
   Total                             $11,871   $12,429     $22,816   $23,727
                                     =======   =======     =======   =======

   Mortgage-backed securities primarily include GNMA, FNMA and FHLMC securities at December 31, 1997 and 1996.

   The table below includes purchases, sales and maturities of investments classified as Held to Maturity and Available for Sale for the year ended December 31:

                            1997                              1996
                   ----------------------            ----------------------
                    Held to     Available             Held to     Available
(millions)         Maturity      for Sale            Maturity      for Sale
----------         ----------------------            ----------------------
Purchases           $    64       $ 7,323             $11,281       $ 9,340
Sales               $   274       $ 1,504             $   312       $ 4,315
Maturities          $ 1,513       $ 2,965             $14,673       $ 4,918



                                        -24-   (1997 Annual Report p. 37)

Investments classified as Held to Maturity were sold during 1997 and 1996 due to credit deterioration. Gross realized gains and losses on sales were negligible.

   The change in the Net Unrealized Securities Gains (Losses) component of Shareholders' Equity was an increase of $193 million, a decrease of $489 million and an increase of $1.3 billion for the years ended December 31, 1997, 1996 and 1995, respectively. The decrease in 1996 primarily reflected the exchange of the company's Debt Exchangeable for Common Stock (DECS) for shares of First Data Corporation (FDC) held by the company, which resulted in the realization of a $300 million after-tax gain. An increase in the general level of interest rates also contributed to the decline in 1996. The rise in market value during 1995 reflected a decline in the general level of interest rates and the reclassification of the company's investment in FDC to Available for Sale securities.

   Gross realized gains and (losses) on sales of securities classified as Available for Sale, using the specific identification method, were $67 million and ($10 million), $65 million and ($25 million) and $46 million and ($12 million) for the years ended December 31, 1997, 1996 and 1995, respectively.

   The change in Net Unrealized Gains on Trading securities, which is included in income, was $24 million, $28 million and $12 million for the years ended December 31, 1997, 1996 and 1995, respectively.

   In connection with the spin-off of Lehman Brothers Holdings Inc. (Lehman) in 1994, the company acquired 928 shares and Nippon Life Insurance Company (Nippon Life) acquired 72 shares of Lehman's redeemable voting preferred stock for a nominal dollar amount. This security entitles its holders to receive an aggregate annual dividend of 50 percent of Lehman's net income in excess of $400 million for each of eight years ending in May 2002, with a maximum of $50 million in any one year. Prior to 1997, the company received no dividends in connection with the earnout. In 1997, the company received a dividend of $7 million on these shares. In addition, the company and Nippon Life are entitled to receive 92.8 percent and 7.2 percent, respectively, of certain contingent revenue and earnings-related payouts from Travelers Inc. (Travelers), which were assigned by Lehman to the company and Nippon Life in connection with the spin-off transaction. The Travelers revenue-related payout was for three years and ended in 1996. The company received $46 million in 1996 and 1995. The earnings-related payout, which is in effect for a five-year period beginning in 1994, is 10 percent of after-tax profits of Smith Barney, a subsidiary of Travelers, in excess of $250 million per year ($70 million, $56 million and $24 million was received by the company in 1997, 1996 and 1995, respectively).















                                        -25-   (1997 Annual Report p. 38)

NOTE 5    LOANS

Loans at December 31 consisted of:

(millions)                                         1997             1996
                                                -------          -------
Cardmember and Consumer Loans                   $14,981          $13,545
Commercial Loans:
  Commercial and industrial                       2,793            2,641
  Mortgage and real estate                          490              431
  Loans to banks and other institutions           1,966            1,923
Other, principally policyholders' loans             586              579
                                                -------          -------
                                                 20,816           19,119
Less: Reserves for credit losses                    707              601
                                                -------          -------
     Total                                      $20,109          $18,518
                                                =======          =======

Note:American Express Financial Advisors (AEFA) mortgage loans of $3.8 billion and $3.7 billion in 1997 and 1996, respectively, are included in Investment Mortgage Loans and are shown in Note 4.

The following table presents changes in Reserves for Credit Losses related to loans:

(millions)                                         1997             1996
                                               --------         --------
Balance, January 1                                $ 601            $ 602
Provision for credit losses                         837              658
Write-offs                                         (890)            (795)
Recoveries of amounts previously written-off        159              136
                                               --------         --------
Balance, December 31                              $ 707            $ 601
                                               ========         ========

NOTE 6    PREFERRED SHARES

In January 1990, the company sold four million of the company's $3.875 Convertible Exchangeable Preferred shares (Convertible Preferred shares) to Nippon Life for $200 million. In May 1996, after receiving a redemption notice from the company, Nippon Life converted all of the Convertible Preferred shares into 4,705,882 of the company's common shares.

   The Board of Directors is authorized to permit the company to issue up to 20 million preferred shares without further shareholder approval.






                                        -26-   (1997 Annual Report p. 39)

NOTE 7    COMMON SHARES

In October 1996, the company's Board of Directors authorized the company to repurchase up to 40 million common shares over the next two to three years, subject to market conditions. This authorization is in addition to two previous repurchase plans, beginning in 1994, under which the company repurchased a total of 60 million common shares. These plans are primarily designed to allow the company to purchase shares systematically both to offset the issuance of new shares as part of employee compensation plans and to reduce shares outstanding. Under the 1996 authorization, the company has repurchased and cancelled 17,556,053 and 13,146,053 shares, respectively.

   Of the common shares authorized but unissued at December 31, 1997, 71 million shares were reserved for issuance for employee stock, employee benefit and the dividend reinvestment plan as well as debentures.

   In 1987, Nippon Life purchased 13 million shares of Lehman 5% Series A Preferred Stock for $508 million. In 1990, the company gave Nippon Life the right to exchange these shares (subsequently exchanged by Lehman for Series B shares) into 6.24 million common shares of the company at any time through December 1999 at an exchange price of $81.46. In 1996, Nippon Life informed the company that it had reduced its holding of such preferred shares by approximately 30 percent but maintained the exchange rights related to the shares sold. On December 16, 1997, Nippon Life exchanged all of its remaining holdings of these preferred shares for approximately 4.4 million common shares of the company. In January 1998, the company purchased all remaining exchange rights of Nippon Life.

   Common shares activity for each of the last three years ended December 31 was:

(thousands)                                                   1997        1996        1995
                                                           -------     -------     -------
Shares outstanding at beginning of year                    472,859     483,108     495,866
Repurchase of common shares                                (17,010)    (22,200)    (23,745)
Conversion of Convertible Exchangeable Preferred shares          -       4,706           -
Exchange of Lehman preferred shares for
   American Express common shares                            4,399           -           -
Employee benefit plans, compensation and other               6,169       7,245      10,987
                                                           -------     -------     -------
Shares outstanding at end of year                          466,417     472,859     483,108
                                                           =======     =======     =======











                                        -27-   (1997 Annual Report p. 40)

NOTE 8    STOCK PLANS

Under the 1989 Long-Term Incentive Plan (the 1989 Plan), awards may be granted to officers and other key employees and other key individuals who perform services for the company and its participating subsidiaries. These awards may be in the form of stock options, stock appreciation rights, restricted stock, performance grants and other awards deemed by the Compensation and Benefits Committee of the Board of Directors to be consistent with the purposes of the 1989 Plan. The company also has options outstanding pursuant to a Directors' Stock Option Plan. Under both of these plans, there were a total of 25.9 million, 32.1 million and 14.1 million common shares available for grant at December 31, 1997, 1996 and 1995, respectively. Each option has an exercise price at least equal to the market price of the company's common stock on the date of grant and a maximum term of 10 years. Options generally vest at 33 1/3 percent per year. The company also sponsors the American Express Incentive Savings Plan, under which purchases of the company's common shares are made by or on behalf of participating employees.

   On January 13, 1998, the Compensation and Benefits Committee approved the addition of a restoration feature to existing and future stock option awards. That feature provides that employees who exercise options that have been outstanding at least five years by surrendering previously owned shares as payment will automatically receive a new (restoration) stock option with an exercise price equal to the market price on the date of exercise. The size of the restoration option is equal to the number of shares surrendered plus any shares surrendered or withheld to satisfy the employees' statutory income tax requirements. The term of the restoration option, which is exercisable six months after grant, is equal to the remaining life of the original option. Senior officers must be in compliance with their stock ownership guideline to exercise restoration options.

   The company granted 1.4 million, 1.4 million and 1.7 million restricted stock awards with a weighted average grant date value of $67.08, $46.14 and $34.77 per share for 1997, 1996 and 1995, respectively. Restrictions generally expire four years from date of grant. The compensation cost that has been charged against income for the company's restricted stock awards was $48 million, $39 million and $31 million for 1997, 1996 and 1995, respectively.

   The company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its employee stock options. Therefore, no compensation cost has been recognized related to stock options. If the company had elected to account for its stock options under the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation," the company's net income and earnings per common share would have been reduced to the pro forma amounts indicated below:













                                        -28-   (1997 Annual Report p. 41)


(millions, except per
 share amounts)         1997      1996       1995
                     -------   -------    -------
Net income:
   As reported       $ 1,991   $ 1,901    $ 1,564
   Pro forma         $ 1,948   $ 1,877    $ 1,552
Basic EPS:
   As reported       $ 4.29    $ 4.02     $ 3.19
   Pro forma         $ 4.20    $ 3.96     $ 3.17
Diluted EPS:
   As reported       $ 4.15    $ 3.89     $ 3.10
   Pro forma         $ 4.07    $ 3.84     $ 3.08

   The fair value of each option is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1997, 1996 and 1995, respectively:

                                            1997        1996        1995
                                         -------     -------     -------
Dividend yield                              2.6%        3.1%        3.6%
Expected volatility                          20%         23%         26%
Risk-free interest rate                     6.2%        5.9%        7.2%
Expected life of stock option            5 years     7 years     7 years

   The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated increases. The expected life of the options is based on historical data, and is not necessarily indicative of exercise patterns that may occur. The weighted average fair value per option was $14.76, $11.43 and $9.39 for options granted during 1997, 1996 and 1995, respectively.

   A summary of the status of the company's stock option plans as of December 31 and changes during each of the years then ended is presented below:

                                               1997                    1996                    1995
                                      ---------------------   ---------------------   ---------------------
                                                   Weighted                Weighted                Weighted
                                                    Average                 Average                 Average
(shares in thousands)                 Shares Exercise Price   Shares Exercise Price   Shares Exercise Price
                                      ------ --------------   ------ --------------   ------ --------------
Outstanding at beginning of year      21,116         $32.60   23,479         $27.41   28,998         $24.89
Granted                                6,295         $66.74    5,778         $46.02    6,046         $34.26
Exercised                             (6,566)        $27.65   (7,104)        $25.64  (10,397)        $24.25
Forfeited/Expired                       (804)        $48.12   (1,037)        $38.49   (1,168)        $28.26
                                      ------         ------   ------         ------  -------         ------
Outstanding at end of year            20,041         $44.32   21,116         $32.60   23,479         $27.41
                                      ------         ------   ------         ------  -------         ------
Options exercisable at end of year     9,124         $30.58   10,641         $26.05   12,591         $25.18

The following table summarizes information about the stock options outstanding at December 31, 1997:

                                        -29-   (1997 Annual Report pp. 41-42)

                                        Options Outstanding                 Options Exercisable
                            -------------------------------------------  --------------------------
(shares in thousands)                           Weighted
                                                 Average       Weighted                    Weighted
                                 Number        Remaining        Average       Number        Average
Range of Exercise Prices    Outstanding Contractual Life Exercise Price  Exercisable Exercise Price
------------------------    ----------- ---------------- --------------  ----------- --------------
$9.00 - $19.99                      608              4.1         $18.64          608         $18.64
$20.00 - $29.99                   4,527              5.1         $25.34        4,527         $25.34
$30.00 - $49.99                   8,779              7.4         $40.38        3,956         $38.23
$50.00 - $88.38                   6,127              9.1         $66.52           33         $52.48
                                 ------           ------         ------       ------         ------
$9.00 - $88.38                   20,041              7.3         $44.32        9,124         $30.58
                                 ------           ------         ------       ------         ------

NOTE 9    RETIREMENT PLANS

Pension Plans

The company sponsors the American Express Retirement Plan (the Plan), a noncontributory defined benefit plan, under which the cost of retirement benefits for eligible employees in the United States is measured by length of service, compensation and other factors, and is currently being funded through a trust. In addition, the company sponsors an unfunded, nonqualified supplemental plan for which the aggregate accrued liability is not material. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended. Employees' accrued benefits are based on nominal account balances which are maintained for each individual. These balances are credited with additions equal to a percentage, based on age plus service, of base pay, overtime, shift differential, certain commissions and bonuses, each pay period. Employees' balances are also credited annually with a fixed rate of interest based on the daily average of published five-year Treasury Note yields. Lump sum payout at termination or retirement is available.

   Most employees outside the United States are covered by local retirement plans, some of which are funded, or receive payments at the time of retirement or termination under applicable labor laws or agreements. Benefits under these local plans are generally expensed and are not funded.

   Plan assets consist principally of equities and fixed income securities.

Net pension cost consisted of the following components:

(millions)                          1997         1996         1995
                                   -----        -----        -----
Service cost                       $  76        $  77        $  66
Interest cost                         82           77           76
Actual return on plan assets        (231)        (150)        (153)
Net amortization and deferral        122           53           78
                                   -----        -----        -----
Net periodic pension cost          $  49        $  57        $  67
                                   =====        =====        =====

                                        -30-   (1997 Annual Report pp. 42-43)

   The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheets for the company's defined benefit plans, including certain unfunded, nonqualified supplemental plans. The underfunded plans relate to foreign and supplemental executive plans.

                                                                              1997                         1996
                                                                  --------------------------- ----------------------------
                                                                  Assets Exceed   Accumulated Assets Exceed    Accumulated
                                                                    Accumulated      Benefits   Accumulated       Benefits
(millions)                                                             Benefits Exceed Assets      Benefits  Exceed Assets
                                                                  ------------- ------------- -------------  -------------
Actuarial present value of benefit obligations:
   Vested benefit obligation                                           $  (896)      $  (136)      $  (756)       $  (132)
                                                                       --------      --------      --------       --------
   Accumulated benefit obligation                                      $  (925)      $  (153)      $  (786)       $  (152)
                                                                       --------      --------      --------       --------
   Projected benefit obligation                                        $(1,014)      $  (186)      $  (852)       $  (200)
Plan assets at fair value                                                1,271             8         1,083              9
                                                                       --------      --------      --------       --------
Projected benefit obligation (in excess of)
  or less than plan assets                                                 257          (178)          231           (191)
Unrecognized net (gain) loss                                              (193)            4          (153)            (1)
Unrecognized prior service cost                                            (70)           (5)          (80)            (7)
Unrecognized net obligation at transition                                   (5)           11            (6)            12
Adjustment required to recognize minimum liability                           -           (10)            -            (12)
                                                                       --------      --------      --------       --------
Pension liability included in the Consolidated Balance Sheet           $   (11)      $  (178)      $    (8)       $  (199)
                                                                       ========      ========      ========       ========

The weighted average assumptions used in the company's plans at December 31 were:

                                                   1997             1996
                                                   ----             ----
Discount rates                                      7.3%             7.9%
Rates of increase in compensation levels            4.6%             4.7%
Expected long-term rates of return on assets        9.1%             9.7%

Other Postretirement Benefits

The company sponsors postretirement benefit plans that provide health care, life insurance and other postretirement benefits to retired U.S. employees. Net periodic postretirement benefit expenses were $15 million, $18 million, and $19 million in 1997, 1996 and 1995, respectively. The liabilities recognized in the Consolidated Balance Sheets for the company's defined postretirement benefit plans (other than pension plans) at December 31, 1997 and 1996 were $204 million and $205 million, respectively.










                                        -31-   (1997 Annual Report p. 43)

NOTE 10   INCOME TAXES

The provisions for income taxes were:
(millions)        1997   1996   1995
                  ----   ----   ----
Federal           $453   $468   $416
State and local     46     74     18
Foreign            260    221    185
                  ----   ----   ----
   Total          $759   $763   $619
                  ====   ====   ====

   Accumulated net earnings of certain foreign subsidiaries, which totaled $873 million at December 31, 1997, are intended to be permanently reinvested outside the United States. Accordingly, federal taxes, which would have aggregated $202 million, have not been provided on those earnings.

   The current and deferred components of the provision for income taxes were:

(millions)  1997     1996     1995
           -----    -----    -----
Current    $ 824    $ 846    $ 654
Deferred     (65)     (83)     (35)
           -----    -----    -----
   Total   $ 759    $ 763    $ 619
           =====    =====    =====

The company's net deferred tax assets at December 31 were:

(millions)                                        1997             1996
                                                -------          -------
Deferred tax assets                             $ 2,767          $ 2,571
Deferred tax liabilities                          1,609            1,461
                                                -------          -------
Net deferred tax assets                         $ 1,158          $ 1,110
                                                =======          =======

   Deferred tax assets for 1997 and 1996, which are presented net of a $45 million valuation allowance, primarily reflect: reserves not yet deducted for tax purposes of $1.8 billion and $1.6 billion, respectively, and deferred Cardmember fees of $238 million and $233 million, respectively. Deferred tax liabilities for 1997 and 1996 mainly comprise deferred acquisition costs of $826 million and $762 million, respectively, liabilities related to SFAS No. 115 of $318 million and $242 million, respectively, and accelerated depreciation of $150 million and $155 million, respectively.













                                        -32-   (1997 Annual Report p. 44)

   The principal reasons that the aggregate income tax provision is different from that computed by using the U.S. statutory rate of 35 percent are:

(millions)                                     1997     1996     1995
                                              -----    -----    -----
Combined tax at U.S. statutory rate           $ 962    $ 933    $ 764
Changes in taxes resulting from:
   Tax-exempt interest income                  (132)    (153)    (157)
   Tax-exempt element of dividend income        (22)     (22)     (29)
   Foreign income taxed at rates other than
      U.S. statutory rate                       (13)     (35)       1
   State and local income taxes                  29       47       11
All other                                       (65)      (7)      29
                                              -----    -----    -----
Income tax provision                          $ 759    $ 763    $ 619
                                              =====    =====    =====

   Net income taxes paid by the company during 1997, 1996 and 1995 were $878 million, $548 million and $595 million, respectively, and include estimated tax payments, as well as cash settlements relating to prior tax years.


NOTE 11   DERIVATIVE AND OTHER OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The company uses derivative financial instruments for nontrading purposes to manage its exposure to interest and foreign exchange rates, financial indices and its funding costs. In addition, American Express Bank (the Bank) enters into derivative contracts both to meet the needs of its clients and, to a limited extent, for proprietary trading purposes.

   There are a number of risks associated with derivatives. Market risk is the possibility that the value of the derivative financial instrument will change. The company is not exposed to market risk related to derivatives held for nontrading purposes beyond that inherent in cash market transactions. The Bank is generally not subject to market risk when it enters into a contract with a client, as it usually enters into an offsetting contract or uses the position to offset an existing exposure. The Bank takes proprietary positions within approved limits. These positions are monitored daily at the local and headquarters levels against Value at Risk (VAR) limits. The company does not enter into derivative contracts with features that would leverage or multiply its market risk.

   Credit risk related to derivatives and other off-balance sheet financial instruments is the possibility that the counterparty will not fulfill the terms of the contract. It is monitored through established approval procedures, including setting concentration limits by counterparty and country, reviewing credit ratings and requiring collateral where appropriate. For its trading activities with clients, the Bank requires collateral when it is not willing to assume credit exposure to counterparties for either contract mark-to-market or delivery risk. A significant portion of the company's transactions are with counterparties rated A or better by nationally recognized credit rating agencies. The company also uses master netting agreements, which allow the company to settle multiple contracts with a single counterparty in one net receipt or payment in the event of counterparty default. Credit risk approximates the fair value of contracts in a gain position (asset) and totaled $1.4 billion and $361 million at December 31, 1997 and 1996, respectively. The fair value represents the replacement cost and is determined by market values, dealer quotes or pricing models.

                                        -33-   (1997 Annual Report p. 45)

The following tables detail information regarding the company's derivatives at December 31:

NONTRADING                                                      1997
                                         -------------------------------------------------
                                                      Carrying Value        Fair Value
                                         Notional     ---------------     ----------------
(millions)                                 Amount     Asset Liability     Asset  Liability
                                         --------     ----- ---------     -----  ---------
Interest Rate Products:
Interest rate swaps                       $12,573   $    95   $    49   $   154   $   102
Interest rate caps and floors purchased     6,100        27         -        20         -
Forward rate agreements                       763         -         -         -         -
                                          -------   -------   -------   -------   -------
   Total Interest Rate Products            19,436       122        49       174       102
Foreign Currency Products:
Forward and spot contracts                 11,289        80        39       220       203
Other Products                              1,876       130         -        87        52
                                          -------   -------   -------   -------   -------
   Total                                  $32,601   $   332   $    88   $   481   $   357
                                          =======   =======   =======   =======   =======


                                                                1996
                                         -------------------------------------------------
                                                      Carrying Value        Fair Value
                                         Notional     ---------------     ----------------
(millions)                                 Amount     Asset Liability     Asset  Liability
                                         --------     ----- ---------     -----  ---------
Interest Rate Products:
Interest rate swaps                       $ 9,942   $    43   $    78   $    53   $   173
Interest rate caps and floors purchased     5,200        18         -        18         -
Forward rate agreements                       647         -         -         -         -
                                          -------   -------   -------   -------   -------
   Total Interest Rate Products            15,789        61        78        71       173
Foreign Currency Products:
Forward and spot contracts                  7,893        28        46        47        75
Other Products                                641        50         -        39        18
                                          -------   -------   -------   -------   -------
   Total                                  $24,323   $   139   $   124   $   157   $   266
                                          =======   =======   =======   =======   =======


TRADING                                                         1997
                                         --------------------------------------------------
                                                    Carrying/Fair Value  Average Fair Value
                                         Notional   -------------------  ------------------
(millions)                                 Amount     Asset Liability     Asset  Liability
                                         --------     ----- ---------     -----  ---------
Interest Rate Products:
Interest rate swaps                       $ 2,165   $    72   $    63   $    37   $    33
Other                                         588         4        10         1         2
                                          -------   -------   -------   -------   -------
   Total Interest Rate Products             2,753        76        73        38        35
                                          -------   -------   -------   -------   -------
Foreign Currency Products:*
                                        -34-   (1997 Annual Report p. 46)

Forward and spot contracts                 13,120       827       714       333       247
Foreign currency options written            2,755         -        50         -        36
Foreign currency options purchased          2,586        51         -        36         -
                                          -------   -------   -------   -------   -------
   Total Foreign Currency Products         18,461       878       764       369       283
                                          -------   -------   -------   -------   -------
   Total                                  $21,214   $   954   $   837   $   407   $   318
                                          =======   =======   =======   =======   =======


                                                                1996
                                         -------------------------------------------------
                                                   Carrying/Fair Value  Average Fair Value
                                         Notional  -------------------  ------------------
(millions)                                 Amount     Asset Liability     Asset  Liability
                                         --------     ----- ---------     -----  ---------
Interest Rate Products:
Interest rate swaps                       $ 2,098   $    24   $    23   $    20   $    21
Forward rate agreements                       526         2         2         2         1
Other                                       1,270         -         -         -         -
                                          -------   -------   -------   -------   -------
   Total Interest Rate Products             3,894        26        25        22        22
                                          -------   -------   -------   -------   -------
Foreign Currency Products*:
Forward and spot contracts                 12,029       164        99       148       101
Foreign currency options written            1,874         -        14         -        13
Foreign currency options purchased          1,849        14         -        13         -
                                          -------   -------   -------   -------   -------
   Total Foreign Currency Products         15,752       178       113       161       114
                                          -------   -------   -------   -------   -------
   Total                                  $19,646   $   204   $   138   $   183   $   136
                                          =======   =======   =======   =======   =======

* These are predominantly contracts with clients and the related hedges of those client contracts. The company's net trading foreign currency exposure was approximately $38 million and $151 million at December 31, 1997 and 1996, respectively.

   The average aggregate fair values of derivative financial instruments held for trading purposes were computed based on monthly information. Net derivative trading gains of $103 million and $72 million for 1997 and 1996, respectively, were primarily due to trading in foreign currency forward contracts and are included in Other Commissions and Fees.

Interest Rate Products

   The company uses interest rate products, principally swaps, primarily to manage funding costs related to TRS' Charge Card and Cardmember lending businesses. For its Charge Card products, TRS uses interest rate swaps to achieve a targeted mix of fixed and floating rate funding. For its Cardmember loans, which are linked to a floating rate base and generally reprice each month, TRS generally enters into interest rate swaps paying rates that reprice similarly with changes in the base rate of the underlying loans.

   The Bank uses interest rate swaps to manage its portfolio of loans, deposits and, to a lesser extent, securities holdings. The termination dates of these swaps are generally matched with the maturity dates of the underlying assets and liabilities.
                                        -35-   (1997 Annual Report pp. 46-47)

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

   AEFA uses interest rate caps, swaps and floors to protect the margin between the interest rates earned on investments and the interest rates credited to holders of investment certificates and fixed annuities. Interest rate caps and floors generally mature within five years. The costs of interest rate caps and floors are reported in Other Assets and amortized into Interest and Dividends on a straight line basis over the term of the contract; benefits are recognized in income when earned.

   See Note 12 for further information regarding the company's use of interest rate products related to short-and long-term debt obligations.

Foreign Currency Products

The company uses foreign currency products primarily to hedge net investments in foreign operations and to manage transactions denominated in foreign currencies. In addition, the Bank enters into derivative contracts both to meet the needs of its clients and, to a limited extent, for trading purposes, including taking proprietary positions.

   Foreign currency exposures are hedged, where practical and economical, through foreign currency contracts. Foreign currency contracts involve the purchase and sale of a designated currency at an agreed upon rate for settlement on a specified date. Foreign currency forward contracts generally mature within one year, whereas foreign currency spot contracts generally settle within two days.

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

   The company also uses foreign currency forward contracts to hedge its firm commitments. In addition, for selected major overseas markets, the company uses foreign currency forward contracts to hedge future income, generally for periods not exceeding one year; unrealized gains and losses are recognized currently in income. In the latter part of 1997, foreign currency forward contracts were both sold ($562 million) and purchased ($92 million) to manage a majority of anticipated 1998 cash flows in major overseas markets. The impact of these activities was not material.





                                        -36-   (1997 Annual Report pp. 47-48)

Other Products

Included in Other Products are purchased and written index options used by AEFA to hedge against adverse changes in the U.S. equities markets, which affect revenues earned on assets under management. Index options are carried at market value and included in Other Assets. Gains and losses on these options are deferred until the revenues are earned. At December 31, 1997, the notional value of these options was $1 billion.

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

December 31, (millions)                            1997             1996
                                                -------          -------
Unused Credit Available to Cardmembers          $37,668          $33,917
Loan Commitments and Other Lines of Credit      $ 1,053          $ 1,094
Standby Letters of Credit and Guarantees        $ 1,301          $ 1,318
Commercial and Other Letters of Credit          $   618          $   880

   The company is committed to extend credit to certain Cardmembers as part of established lending product agreements. Many of these are not expected to be drawn; therefore, total unused credit available to Cardmembers does not represent future cash requirements. The company's Charge Card products have no preset spending limit and are not reflected in unused credit available to Cardmembers.

   The company may require collateral to support its loan commitments based on the creditworthiness of the borrower.

   Standby letters of credit and guarantees primarily represent conditional commitments to insure the performance of the company's customers to third parties. These commitments generally expire within one year.

   The company issues commercial and other letters of credit to facilitate the short-term trade-related needs of its clients, which typically mature within six months. At December 31, 1997 and 1996, the company held $744 million and $811 million, respectively, of collateral supporting standby letters of credit and guarantees and $276 million and $504 million, respectively, of collateral supporting commercial and other letters of credit.

   Other financial institutions have committed to extend lines of credit to the company of $9.7 billion and $9.2 billion at December 31, 1997 and 1996, respectively.








                                        -37-   (1997 Annual Report p. 48)

NOTE 12   SHORT- AND LONG-TERM DEBT AND BORROWING AGREEMENTS

Short-Term Debt

At December 31, 1997 and 1996, the company's total short-term debt outstanding was $20.6 billion and $18.4 billion, respectively, with weighted average interest rates of 6.12% and 5.79%, respectively. At December 31, 1997 and 1996, $1.6 billion and $625 million, respectively, of short-term debt outstanding was covered by interest rate swaps. The year-end weighted average effective interest rates were 6.17% and 5.84%, respectively. The company generally pays floating rates of interest under the terms of interest rate swaps. Unused lines of credit to support commercial paper borrowing were approximately $8.6 billion at December 31, 1997.

Long-Term Debt

December 31, (dollars in millions)
                                                       1997
                            -----------------------------------------------------------
                                                                   Year-End
                                                       Year-End   Effective
                                           Notional      Stated    Interest
                             Outstanding  Amount of     Rate on   Rate with  Maturity of
                                 Balance      Swaps  Debt (a,b) Swaps (a,b)        Swaps
                             -----------  ---------  ---------- -----------  -----------
Notes due June 23, 2004           $  499          -        6.75%          -            -
Notes due August 12, 2002            400     $  400        6.50%       5.78%        2002
Notes due June 15, 2000              300        300       6.125%       5.70%        2000
Notes due November 15, 2001          299        299       6.125%       5.98%        2001
Notes due August 15, 2001            299          -        8.50%          -            -
Floating Rate Notes due
   May 1, 2002                       399        399        5.80%       6.00%        2002
Floating Rate Notes due
   December 18, 2001                 300          -        6.03%          -            -
Other Fixed Senior Notes
   due 1998-2022                   1,509      1,200        7.59%       6.71%   1998-2005
Other Floating Senior Notes
   due 1998-2002                   3,106        320        5.94%       5.98%   1998-1999
Other Floating Rate Notes
   due 1999-2004                     506        150        6.52%       6.70%        2004
Other Fixed Rate Notes
   due 1998-2006                     256         31        4.38%       4.40%        2006
                             -----------  ---------  ---------- -----------   ----------
Total                             $7,873     $3,099
                             ===========  =========










                                        -38-   (1997 Annual Report p. 49)

                                                       1996
                             -----------------------------------------------------------
                                                                   Year-End
                                                       Year-End   Effective
                                          Notional       Stated    Interest
                             Outstanding  Amount of     Rate on   Rate with  Maturity of
                                 Balance      Swaps  Debt (a,b)  Swaps(a,b)        Swaps
                             -----------  ---------  ----------  ----------  -----------
Notes due June 23, 2004                -          -           -           -            -
Notes due August 12, 2002              -          -           -           -            -
Notes due June 15, 2000           $  299     $  299       6.125%       5.95%        2000
Notes due November 15, 2001          299        299       6.125%       5.61%        2001
Notes due August 15, 2001            299          -        8.50%          -            -
Floating Rate Notes due
   May 1, 2002                         -          -           -           -            -
Floating Rate Notes due
   December 18, 2001                 300          -        5.67%          -            -
Other Fixed Senior Notes
   due 1998-2022                   1,879      1,425        7.77%       6.71%   1997-2005
Other Floating Senior Notes
   due 1998-2002                   2,666        512        5.71%       5.69%   1997-1998
Other Floating Rate Notes
   due 1999-2004                     509        150        6.58%       6.75%        2004
Other Fixed Rate Notes
   due 1998-2006                     301         38        4.32%       4.69%        2006
                             -----------  ---------  ----------  ----------  -----------
Total                             $6,552     $2,723
                             ===========  =========

(a)For floating rate debt issuances, the stated and effective interest rates were based on the respective rates at December 31, 1997 and 1996; these rates are not an indication of future interest rates.
(b)Weighted average rates were determined where appropriate.

   The above interest rate swaps generally require the company to pay a floating rate, with a predominant index of LIBOR (London Interbank Offered
Rate).

   The company paid interest (net of amounts capitalized) of $2.5 billion, $2.4 billion and $2.6 billion in 1997, 1996 and 1995, respectively.

   Approximately $171 million of the long-term financing for the company's headquarters building is secured by certain mortgages on the interests of the company in the building.

   Aggregate annual maturities of long-term debt for the five years ending December 31, 2002 are as follows (millions): 1998, $1,680; 1999, $1,658; 2000,
$1,178; 2001, $1,427; and 2002, $921.










                                        -39-   (1997 Annual Report p. 49)

NOTE 13   FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table discloses fair value information for most on- and off-balance sheet financial instruments. Certain financial instruments, such as life insurance obligations, employee benefit obligations and investments accounted for under the equity method are excluded. The fair values of financial instruments are estimates based upon market conditions and perceived risks at December 31, 1997 and 1996 and require management judgment. These figures may not be indicative of their future fair values.

December 31, (millions)                                                    1997                  1996
                                                                  -------------------   --------------------
                                                                  Carrying       Fair   Carrying        Fair
                                                                     Value      Value      Value       Value
                                                                  --------   --------   --------   ---------
FINANCIAL ASSETS
Assets for which carrying values approximate fair values          $ 51,037   $ 51,037   $ 43,887   $ 43,887
Investments                                                       $ 39,648   $ 40,401   $ 38,339   $ 38,830
Loans                                                             $ 20,269   $ 20,206   $ 18,614   $ 18,573
Derivative financial instruments, net                             $    361   $    241   $     81   $    (43)
FINANCIAL LIABILITIES
Liabilities for which carrying values approximate fair values     $ 44,383   $ 44,383   $ 42,091   $ 42,091
Fixed annuity reserves                                            $ 20,731   $ 19,882   $ 20,642   $ 19,722
Investment certificate reserves                                   $  4,112   $  3,979   $  3,222   $  3,205
Long-term debt                                                    $  7,873   $  7,903   $  6,552   $  6,592
Separate account liabilities                                      $ 21,489   $ 20,708   $ 17,358   $ 16,689

   The carrying and fair values of other off-balance sheet financial instruments are not material as of December 31, 1997 and 1996. See Notes 4 and 11 for carrying and fair value information regarding investments and derivative financial instruments. The following methods were used to estimate the fair values of financial assets and financial liabilities:

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








                                        -40-   (1997 Annual Report pp. 50-51)

Financial Liabilities

LIABILITIES FOR WHICH CARRYING VALUES APPROXIMATE FAIR VALUES: The carrying values of Customers' Deposits, Travelers Cheques Outstanding, Accounts Payable, Short-Term Debt and applicable Other Liabilities approximate their fair values.

   FIXED ANNUITY RESERVES: Fair values of annuities in deferral status are estimated as the accumulated value less applicable surrender charges and loans. For annuities in payout status, fair value is estimated using discounted cash flow, based on current interest rates. The fair value of these reserves excludes life insurance-related elements of $1.3 billion and $1.2 billion in 1997 and 1996.

   INVESTMENT CERTIFICATE RESERVES: For variable rate investment certificates that reprice within a year, fair values approximate carrying values. For other investment certificates, fair value is estimated using discounted cash flow analysis, based on current interest rates. The valuations are reduced by the amount of applicable surrender charges and related loans.

   LONG-TERM DEBT: For variable rate long-term debt that reprices within a year, fair values approximate carrying values. For other long-term debt, fair value is estimated using either quoted market prices or discounted cash flow based on the company's current borrowing rates for similar types of borrowing.

   SEPARATE ACCOUNT LIABILITIES: Fair values of these liabilities, after excluding life insurance-related elements of $1.7 billion and $1.2 billion in 1997 and 1996, are estimated as the accumulated value less applicable surrender charges.





























                                        -41-   (1997 Annual Report p. 51)

NOTE 14   SIGNIFICANT CREDIT CONCENTRATIONS

A credit concentration may exist if customers are involved in similar industries. The company's customers operate in diverse economic sectors. Therefore, management does not expect any material adverse consequences to the company's financial position to result from credit concentrations. Certain distinctions between categories require management judgment.

December 31,(dollars in millions)                  1997             1996
                                              ---------         --------
Financial institutions(a)                     $  13,074         $ 11,129
Individuals(b)                                   74,708           66,731
U.S. Government and agencies(c)                  16,706           16,111
All other                                        25,343           24,727
                                              ---------         --------
  Total                                       $ 129,831         $118,698
                                              =========         ========
Composition:
On-balance sheet                                     69%              69%
Off-balance sheet                                    31               31
                                              ---------         --------
  Total                                             100%             100%
                                              =========         ========

(a) Financial institutions primarily include banks, broker-dealers, insurance companies and savings and loan associations.
(b) Charge Card products have no preset spending limit; therefore, the quantified credit amount includes only Cardmember receivables recorded in the Consolidated Balance Sheets.
(c) U.S. Government and agencies represent the U.S. Government and its agencies, states and municipalities, and quasi-government agencies.

NOTE 15   INDUSTRY SEGMENTS AND GEOGRAPHIC OPERATIONS

Industry Segments

The company is principally engaged in providing travel related, financial advisory and international banking services throughout the world. TRS' products and services include, among others, Charge Cards, consumer lending products, Travelers Cheques and corporate and consumer travel services. American Express Financial Advisors' services and products include financial planning and advice, investment advisory services and a variety of products, including insurance and annuities, investment certificates and mutual funds. The Bank serves the financial needs of wealthy entrepreneurs and their companies, financial service institutions and retail customers by providing correspondent, commercial and private banking, consumer financial services and global trading. The main market for the travel related and financial advisory services is the United States; the principal markets for international banking services are Europe and Asia/Pacific.

   In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997 and redefines how operating segments are determined. The company will adopt the provisions of SFAS No. 131 in the first quarter of 1998. As a result, the Travelers Cheque operations which currently are included in the TRS segment will be reported in the same segment as the Bank, consistent with our management structure.

                                        -42-   (1997 Annual Report p. 52)

   The following table presents certain information regarding these industry segments at December 31, 1997, 1996 and 1995 and for each of the years then ended. TRS' results for 1996 include a $125 million after-tax ($196 million pretax) restructuring charge. Corporate and Other's results for 1996 include a $300 million after-tax ($480 million pretax) gain on the exchange of the company's DECS and a $13 million after-tax ($20 million pretax) charge related to the early retirement of debt and certain restructuring costs.

                                             American
                                   Travel     Express    American   Corporate  Adjustments
                                  Related   Financial     Express         and          and
(millions)                       Services    Advisors        Bank       Other Eliminations Consolidated
                                 --------   ---------   ---------   --------- ------------ ------------
1997
----
Net revenues                     $ 12,667   $   4,599   $     637   $     123    $    (266)   $  17,760
Pretax income before
   general corporate expenses    $  1,905   $   1,022   $     130           -            -    $   3,057
General corporate expenses              -           -           -   $    (307)           -         (307)
                                 -----------------------------------------------------------------------
Pretax income (loss)             $  1,905   $   1,022   $     130   $    (307)           -    $   2,750
Net income (loss)                $  1,354   $     707   $      82   $    (152)           -    $   1,991
Assets                           $ 47,187   $  59,828   $  12,868   $   3,374    $  (3,254)   $ 120,003
                                 -----------------------------------------------------------------------
1996
----
Net revenues                     $ 11,773   $   4,110   $     591   $     129    $    (223)   $  16,380
Pretax income before
   general corporate expenses    $  1,523   $     885   $     105           -           -     $   2,513
General corporate expenses              -           -           -   $     151           -           151
                                 -----------------------------------------------------------------------
Pretax income                    $  1,523   $     885   $     105   $     151           -     $   2,664
Net income                       $  1,105   $     594   $      68   $     134           -     $   1,901
Assets                           $ 43,053   $  52,670   $  12,350   $   3,158    $  (2,719)   $ 108,512
                                 -----------------------------------------------------------------------
1995
----
Net revenues                     $ 11,622   $   3,691   $     643   $     139    $    (174)   $  15,921
Pretax income before
   general corporate expenses    $  1,579   $     755   $     115           -            -    $   2,449
General corporate expenses              -           -           -   $    (266)           -         (266)
                                 -----------------------------------------------------------------------
Pretax income (loss)             $  1,579   $     755   $     115   $    (266)           -    $   2,183
Net income (loss)                $  1,125   $     503   $      77   $    (141)           -    $   1,564
Assets                           $ 45,188   $  48,250   $  12,324   $   4,358    $  (2,715)   $ 107,405
                                 -----------------------------------------------------------------------

   Net revenues includes interest earned on the investment of funds attributable to each industry segment. Pretax income before general corporate expenses is net revenues less operating expenses, including interest, related to each industry segment's revenues.

   Net income (loss) includes a provision for income taxes calculated on a separate return basis; however, benefits from operating losses, loss carrybacks and tax credits (principally foreign tax credits) recognizable for the company's consolidated reporting purposes are allocated based upon the tax sharing agreement among members of the American Express Company consolidated U.S. tax group.
                                        -43-   (1997 Annual Report pp. 52-53)

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

                                                                                 Adjustments
                                     United                    Asia/                and
(millions)                           States       Europe     Pacific   All Other Eliminations Consolidated
                                  ---------    ---------   ---------   --------- ------------ ------------
1997
----
Net revenues                      $  13,449    $   2,209   $   1,378   $   1,277   $    (553)    $  17,760
Pretax income before
   general corporate expenses     $   2,418    $     219   $     256   $     164           -     $   3,057
General corporate expenses             (307)           -           -           -           -          (307)
                                 --------------------------------------------------------------------------
Pretax income                     $   2,111    $     219   $     256   $     164           -     $   2,750
Assets                            $  97,805    $  13,323   $   7,547   $   5,578   $  (7,624)    $ 116,629
Corporate assets                                                                                     3,374
                                 --------------------------------------------------------------------------
Total assets                                                                                     $ 120,003
                                 --------------------------------------------------------------------------

1996
----
Net revenues                      $  12,107    $   2,123   $   1,355   $   1,129   $    (334)    $  16,380
Pretax income before
   general corporate expenses     $   1,932    $     210   $     257   $     114           -     $   2,513
General corporate expenses              151            -           -           -           -           151
                                 --------------------------------------------------------------------------
Pretax income                     $   2,083    $     210   $     257   $     114           -     $   2,664
Assets                            $  86,696    $  12,655   $   7,698   $   4,555   $  (6,250)    $ 105,354
Corporate assets                                                                                     3,158
                                 --------------------------------------------------------------------------
Total assets                                                                                     $ 108,512
                                 --------------------------------------------------------------------------
1995
----
Net revenues                      $  11,439    $   2,171   $   1,357   $   1,191   $    (237)    $  15,921
Pretax income before
   general corporate expenses     $   1,938    $     209   $     284   $      18           -     $   2,449
General corporate expenses             (266)           -           -           -           -          (266)
                                 --------------------------------------------------------------------------
Pretax income                     $   1,672    $     209   $     284   $      18           -     $   2,183
Assets                            $  83,216    $   8,900   $   7,026   $   4,169   $    (264)    $ 103,047
Corporate assets                                                                                     4,358
                                 --------------------------------------------------------------------------
Total assets                                                                                     $ 107,405
                                 --------------------------------------------------------------------------

   Most services of the company are provided on an integrated worldwide basis. Therefore it is not practical to separate precisely the U.S. and international services. Accordingly, the data in the above table are, in part, based upon internal allocations, which necessarily involve management judgments. The growth in international net revenues and pretax income was curtailed by the impact of the stronger U.S. dollar.
                                        -44-   (1997 Annual Report pp. 53-54)

NOTE 16   LEASE COMMITMENTS AND OTHER CONTINGENT LIABILITIES

The company leases certain office facilities and operating equipment under noncancellable and cancellable agreements. Total rental expense amounted to $384 million, $397 million and $415 million in 1997, 1996 and 1995, respectively. At December 31, 1997, the minimum aggregate rental commitment under all noncancellable leases (net of subleases) was (millions): 1998, $271; 1999, $217; 2000, $169; 2001, $156; 2002, $127; and thereafter, $1,239.

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

   At December 31, 1997, the aggregate amount of net assets of subsidiaries that may be transferred to the parent company was approximately $6.9 billion. Should specific additional needs arise, procedures exist to permit immediate transfer of short-term funds between the company and its subsidiaries, while complying with the various contractual and regulatory constraints on the internal transfer of funds.

NOTE 18   QUARTERLY FINANCIAL DATA (UNAUDITED)

(millions, except per share amounts)
                                                  1997                                        1996
                              -----------------------------------------   ------------------------------------------
Quarter Ended                    12/31       9/30       6/30       3/31      12/31       9/30       6/30        3/31
                              --------   --------   --------   --------   --------   --------   --------   ---------
Net revenues                  $  4,674   $  4,500   $  4,422   $  4,164   $  4,301   $  4,094   $  4,076   $  3,909
Pretax income(1)                   690        718        702        640        843        621        636        565
Net income(1)                      493        524        520        454        595        458        452        396
Earnings per common share:
   Basic(1)                       1.07       1.13       1.12        .97       1.27        .98        .95        .82
   Diluted(1)                     1.04       1.10       1.08        .94       1.23        .95        .92        .80
Cash dividends declared per
   common share                   .225       .225       .225       .225       .225       .225       .225       .225
Common share prices:
   High                          91.50      85.25      79.75      70.00      60.38      46.88      50.75      50.25
   Low                           72.00      73.69      57.50      53.63      45.38      39.38      43.38      38.63

(1) Fourth quarter 1996 amounts include a gain of $300 million ($480 million pretax) on the exchange of the company's DECS and a $138 million ($216 million pretax) restructuring charge.

                                        -45-   (1997 Annual Report p. 55)

REPORT OF ERNST & YOUNG LLP INDEPENDENT AUDITORS

The Shareholders and Board of Directors
of American Express Company

We have audited the accompanying consolidated balance sheets of American Express Company as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the management of American Express Company. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Express Company at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP
    New York, New York
    February 5, 1998


























                                        -46-   (1997 Annual Report p. 56)

CONSOLIDATED FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(millions, except per share amounts and where italicized)          1997        1996        1995        1994         1993
                                                               --------    --------    --------    --------     --------
OPERATING RESULTS
Net revenues                                                   $ 17,760    $ 16,380    $ 15,921    $ 14,342     $ 13,301
Percent increase (decrease)                                           8%          3%         11%          8%          (7%)
Expenses                                                         15,010      13,716      13,738      12,451       10,975
Income from continuing operations before accounting changes:
   As reported                                                    1,991       1,901       1,564       1,380        1,605
   Adjusted*                                                      1,991       1,739       1,564       1,380        1,172
Net income                                                        1,991       1,901       1,564       1,413        1,478
Return on average shareholders' equity**                           23.5%       22.8%       22.0%       20.3%        20.9%
                                                               ----------------------------------------------------------
BALANCE SHEET
Cash and cash equivalents                                      $  4,179    $  2,677    $  3,200    $  3,433     $  3,312
Accounts receivable and accrued interest, net                    21,774      20,491      19,914      17,147       16,142
Investments                                                      39,648      38,339      42,561      40,108       39,308
Loans, net                                                       20,109      18,518      16,091      14,722       14,796
Total assets                                                    120,003     108,512     107,405      97,006       94,132
Customers' deposits                                               9,444       9,555       9,889      10,013       11,131
Travelers Cheques outstanding                                     5,634       5,838       5,697       5,271        4,800
Insurance and annuity reserves                                   26,165      25,674      25,157      24,849       23,406
Short-term debt                                                  20,570      18,402      17,654      14,810       12,489
Long-term debt                                                    7,873       6,552       7,570       7,162        8,561
Shareholders' equity                                              9,574       8,528       8,220       6,433        8,734
                                                               ----------------------------------------------------------
COMMON SHARE STATISTICS
Earnings per share from continuing operations:
   Basic                                                       $   4.29    $   4.02    $   3.19    $   2.74     $   3.25
   Basic adjusted*                                             $   4.29    $   3.67    $   3.19    $   2.74     $   2.35
   Diluted                                                     $   4.15    $   3.89    $   3.10    $   2.69     $   3.18
   Diluted adjusted*                                           $   4.15    $   3.56    $   3.10    $   2.69     $   2.32
 Percent increase (decrease):
   Basic                                                              7%         26%         16%        (16%)        246%
   Basic adjusted*                                                   17%         15%         16%         17%          68%
   Diluted                                                            7%         25%         15%        (15%)        238%
   Diluted adjusted*                                                 17%         15%         15%         16%          66%
Earnings per share:
   Basic                                                       $   4.29    $   4.02    $   3.19    $   2.81     $   2.99
   Diluted                                                     $   4.15    $   3.89    $   3.10    $   2.75     $   2.93
Cash dividends declared per share:
   Actual                                                      $    .90    $    .90    $    .90    $   .925     $   1.00
   Pro forma                                                   $    .90    $    .90    $    .90    $    .90     $    .90
Book value per share:
   Actual                                                      $  20.53    $  18.04    $  16.60    $  12.57     $  16.81
   Pro forma**                                                 $  19.29    $  17.22    $  14.79    $  13.35     $  11.81
Market price per share:
   High                                                        $  91.50    $  60.38    $  45.13    $  32.00     $  32.32
   Low                                                         $  53.63    $  38.63    $  29.00    $  23.17     $  19.75
   Close                                                       $  89.25    $  56.50    $  41.38    $  29.50     $  27.25




                                        -47-   (1997 Annual Report p. 57)

Average common shares outstanding for earnings per share:
   Basic                                                            464         472         485         492          481
   Diluted                                                          479         488         499         512          501
Shares outstanding at year end                                      466         473         483         496          490
Number of shareholders of record                                 53,576      55,803      57,010      60,520       58,179

OTHER STATISTICS
Number of employees at year end:
   United States                                                 44,691      43,688      41,700      43,421       40,342
   Outside United States                                         28,929      28,611      28,647      28,991       24,151
                                                               ----------------------------------------------------------
      Total                                                      73,620      72,299      70,347      72,412       64,493
                                                               ----------------------------------------------------------

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

* Adjusted to exclude: in 1996 -- a $300 million gain on the exchange of the company's DECS and a $138 million restructuring charge; 1993 -- a $433 million gain on the sale of FDC shares.
**Return on average shareholders' equity is based on adjusted income from continuing operations before accounting changes and excludes the effect of SFAS No. 115 beginning in 1994. In addition, book value per share excludes the effect of SFAS No. 115 beginning in 1994.


























                                        -48-   (1997 Annual Report p. 57)