Form 10-K, Exhibit 13
period 1998-12-31
AMERICAN EXPRESS CO
filed 1999-03-30
CIK 4962

Exhibit 13
FINANCIAL REVIEW

CONSOLIDATED RESULTS OF OPERATIONS

1998 was another solid year for American Express Company (the Company). We posted strong financial results and made further progress on our strategies, notwithstanding the difficult economic environments in many areas and volatile financial markets. We prudently deployed capital through strategic acquisitions that helped strengthen our competitive position in a number of businesses, successfully launched card products outside the United States and partnered with other institutions to issue cards on our network. At the core of our performance is a determined focus on three basic operating principles: offering superior value to customers, continually driving toward best-in-class economics and building the American Express brand.


      The Company reported record 1998 net income of $2.14 billion, 8 percent higher than net income of $1.99 billion in 1997. The 1998 results include several first quarter items: a $138 million (after-tax) credit loss provision at American Express Bank (AEB) relating to its Asia/Pacific portfolio, as well as income in the Corporate segment of $78 million (after-tax) representing gains on the sale of First Data Corporation (FDC) shares and a preferred dividend based on Lehman Brothers' earnings. Excluding these items, 1998 income was $2.2 billion, an increase of 11%. In 1996, operating income was $1.74 billion, excluding two fourth quarter items: a $300 million (after-tax) gain on the exchange of Debt Exchangeable for Common Stock (DECS) for shares of common stock of FDC and a $138 million (after-tax) restructuring charge. The Company's 1998 results were in line with its long-term targets of achieving, on average and over time: 12-15 percent earnings per share growth and at least 8 percent growth in revenues, but were at the low end of the range. Return on equity exceeded the Company's long-term target of 18-20 percent.

      Diluted earnings per share were $4.63, $4.15 and $3.89 in 1998, 1997 and 1996, respectively. After adjusting 1998 for the above-mentioned AEB credit loss provision and the Corporate gains and after adjusting 1996 for the restructuring charge and the DECS gain, diluted earnings per share were $4.76, $4.15 and $3.56 in 1998, 1997 and 1996, respectively. On this basis, 1998 earnings per share rose 15%. The rise in adjusted earnings per share for 1998 and 1997 reflects revenue growth, margin improvement and a reduction in average shares outstanding.

      Consolidated revenues rose 7.7 percent in 1998 to $19.1 billion, compared with $17.8 billion and $16.4 billion in 1997 and 1996, respectively. Revenues, net of American Express Financial Advisors' provisions for losses and benefits, rose 8.3 percent and 9.2 percent in 1998 and 1997, respectively. Contributing to both years' results were increases in worldwide billed business, higher management and distribution fees and greater loans outstanding and interest margins in Cardmember lending. Growth in 1998 was also enhanced by travel acquisitions.




                                    -1-        (1998 Annual Report p. 22)

YEAR 2000
The Year 2000 (Y2K) issue is the result of computer programs having been written using two digits rather than four to define a year. Some programs may recognize a date using "00" as the year 1900 rather than 2000. This misinterpretation could result in the failure of major systems or miscalculations, which could have a material impact on the Company and its businesses or subsidiaries through business interruption or shutdown, financial loss, reputational damage and legal liability to third parties. The Company began addressing the Y2K issue in 1995 and has established a plan for resolution, which involves the remediation, decommissioning and replacement of relevant systems, including mainframe, mid-range and desktop computers, application software, operating systems, systems software, date back-up archival and retrieval services, telephone and other communications systems, and hardware peripherals and facilities dependent on embedded technology. As a part of our plan, we have generally followed and utilized the specific policies and guidelines established by the Federal Financial Institutions Examination Council, as well as other U.S. and international regulatory agencies. Additionally, we continue to participate in Y2K related industry consortia sponsored by various partners and suppliers. Progress is reviewed regularly with the Company's senior management and Board of Directors.

      Our Y2K compliance effort related to information technology (IT) systems is divided into two initiatives. The first, which is the much larger initiative, is known internally as "Millenniax," and relates to mainframe and other technological systems maintained by the American Express Technologies organization (AET). The second, known as "Business T," relates to the technological assets that are owned, managed or maintained by the Company's individual business units. Business T also encompasses the remediation of non-IT systems. These initiatives involve a substantial number of employees and external consultants. This multiple sourcing approach is intended to mitigate the risk of becoming dependent on any one vendor or resource. While the vast majority of our systems that require modification are being remediated, in some cases we have chosen to migrate to new applications that are already Y2K compliant.

      The Company's plans for remediation with respect to Millenniax and Business T include the following program phases: (i)employee awareness and mobilization, (ii)inventory collection and assessment, (iii)impact analysis,
(iv)remediation/decommission, (v)testing and (vi)implementation. As part of the first three phases, we have identified the Company's mission-critical systems for purposes of prioritization. The Company's goals are to complete testing of critical systems by early 1999, and to continue compliance efforts, including but not limited to, the testing of systems on an integrated basis and independent validation of such testing, through 1999.* We are currently on schedule to meet these goals. With respect to systems maintained by the Company, the first three phases referred to above have been substantially completed for both Millenniax and Business T. In addition, remediation of critical systems is substantially complete. As of December 31, 1998, for Millenniax, the remediation/decommission, testing and implementation phases for critical and non-critical systems in total are 82%, 75% and 60% complete, respectively. For Business T, such phases are 85%, 70% and 69% complete, respectively. Certain critical systems have already been made Y2K compliant, such as the Worldwide




                                    -2-        (1998 Annual Report p. 22)

Credit Authorization System, and we have completed testing of the global point of sale infrastructure. As a result, we have begun issuing Year 2000 dated charge and credit cards.

      Our most commonly used methodology for remediation is the sliding window. Once an application/system has been remediated, we apply specific types of tests, such as stress, regression, unit, future date and baseline to ensure that the remediation process has achieved Y2K compliance while maintaining the fundamental data processing integrity of the particular system. To assist with remediation and testing, we are using various standardized tools obtained from a variety of vendors.

      The Company's cumulative costs since inception of the Y2K initiatives were $383 million through December 31, 1998 and are estimated to be in the range of $135-$160 million for the remainder through 2000.* These include both remediation costs and costs related to replacements that were or will be required as a result of Y2K. These costs, which are expensed as incurred, relate to both Millenniax and Business T, and have not had, nor are they expected to have, a material adverse impact on the Company's results of operations or financial condition.* Costs related to Millenniax, which represent most of the total Y2K costs of the Company, are managed by and included in the Corporate and Other segment; costs related to Business T are included in the business segments. Y2K costs related to Millenniax represent 14%, 6% and 1% of the AET budget for the years 1998, 1999 and 2000, respectively. The Company has not deferred other critical technology projects or investment spending as a result of Y2K. However, because the Company must continually prioritize the allocation of finite financial and human resources, certain non-critical spending initiatives have been deferred.

      The Company's major businesses are heavily dependent upon internal computer systems, and all have significant interaction with systems of third parties, both domestically and internationally. The Company is working with key external parties, including merchants, clients, counterparties, vendors, exchanges, utilities, suppliers, agents and regulatory agencies to mitigate the potential risks to us of Y2K. The failure of external parties to resolve their own Y2K issues in a timely manner could result in a material financial risk to the Company. As part of our overall compliance program, the Company is actively communicating with third parties through face-to-face meetings and correspondence, on an ongoing basis, to ascertain their state of readiness. Although numerous third parties have indicated to us in writing that they are addressing their Y2K issues on a timely basis, the readiness of third parties overall varies across the spectrum. Because the Company's Y2K compliance is dependent on key third parties being compliant on a timely basis, there can be no assurances that the Company's efforts alone will resolve all Y2K issues.

      At this point, the Company is in the process of performing an assessment of reasonably likely Y2K systems failures and related consequences. The Company is also preparing specific Y2K contingency plans for all key American Express business units to mitigate the potential impact of such failures. This effort is a full-scale initiative that includes both internal and external experts under the guidance of a Company-wide steering committee. Our contingency plans, which will be based in part on an assessment of the magnitude and probability of potential risks, will primarily focus on proactive steps to prevent Y2K failures from occurring, or if they should occur, to detect them quickly, minimize their




                                    -3-        (1998 Annual Report p. 23)
impact and expedite their repair. The Y2K contingency plans will supplement disaster recovery and business continuity plans already in place, and are expected to include measures such as selecting alternative suppliers and channels of distribution, and developing our own technology infrastructure in lieu of those provided by third parties. Development of the Y2K contingency plans is expected to be substantially complete by the end of the first quarter of 1999, and will continue to be refined throughout 1999 as additional information related to our exposures is gathered.*

      *Statements in this Y2K discussion marked with an asterisk are forward-looking statements which are subject to risks and uncertainties. Important factors that could cause results to differ materially from these forward-looking statements include, among other things, the ability of the Company to successfully identify systems containing two-digit codes, the nature and amount of programming required to fix the affected systems, the costs of labor and consultants related to such efforts, the continued availability of such resources, and the ability of third parties that interface with the Company to successfully address their Y2K issues.

ACCOUNTING DEVELOPMENTS
In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," which was effective for fiscal years beginning after December 15, 1997 and redefines how operating segments are determined. The Company adopted the provisions of SFAS No. 131 in the first quarter of 1998. As a result, the Travelers Cheque Group, which had been included in the Travel Related Services segment, is now reported in the same segment as American Express Bank, consistent with our management structure.

      In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP, which the Company will adopt on January 1, 1999, requires the capitalization of certain costs incurred to develop or obtain software for internal use. The Company's policy has been to expense such costs as incurred. As a result of adopting the new SOP, the Company expects to capitalize approximately $250 million in 1999 that otherwise would have been expensed as incurred. The Company plans to increase investment spending by the amount capitalized, net of depreciation, and therefore, expects no significant effect on net income.

      In December 1997, the AICPA issued SOP 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." The SOP, which the Company will adopt on January 1, 1999, provides guidance on accounting by insurance and other enterprises for assessments related to insurance activities. Adoption of this statement will not have a material effect on the Company's financial position or results of operations.

      In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective January 1, 2000. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of




                                    -4-        (1998 Annual Report p. 23)
a derivative depends on the intended use of the derivative and the resulting designation. The ultimate financial effect of the new rule will be measured based on the derivatives in place at adoption and cannot be estimated at this time. Based on the Company's current derivatives position, the effect on the Company's earnings and financial position upon adoption would not be significant.
TRAVEL RELATED SERVICES

RESULTS OF OPERATIONS

STATEMENTS OF INCOME
(Amounts in millions)
Years Ended December 31,              1998       1997     1996
                                   -------    -------  -------
Net Revenues:
 Discount Revenue                  $ 6,115    $ 5,666  $ 5,024
 Net Card Fees                       1,587      1,604    1,668
 Travel Commissions and Fees         1,647      1,489    1,422
 Other Revenues                      2,534      2,211    2,175
 Lending:
   Finance Charge Revenue            2,007      1,848    1,575
   Interest Expense                    653        604      507
                                   -------    -------   ------
     Net Finance Charge Revenue      1,354      1,244    1,068
                                   -------    -------   ------
       Total Net Revenues           13,237     12,214   11,357
                                   =======    =======   ======
Expenses:
 Marketing and Promotion             1,130      1,027      957
 Provision for Losses and Claims:
    Charge Card                        701        858      743
    Lending                            922        817      635
    Other                               56         57       73
                                   -------    -------   ------
      Total                          1,679      1,732    1,451
 Charge Card Interest Expense          809        743      688
 Net Discount Expense                  665        597      554
 Human Resources                     3,544      3,076    2,907
 Other Operating Expenses            3,346      3,254    3,190
                                   -------    -------  -------
      Total Expenses                11,173     10,429    9,747
                                   =======     ======  =======
Pretax Income                        2,064      1,785    1,610
Income Tax Provision                   700        621      559
                                   -------    -------  -------
Operating Income                     1,364      1,164    1,051
Restructuring Charge (net of tax)        -          -      125
                                   -------    -------  -------
Net Income                         $ 1,364    $ 1,164  $   926
                                   =======    =======  =======




                                    -5-        (1998 Annual Report p. 24)

Travel Related Services (TRS) reported earnings of $1.36 billion in 1998, a 17 percent increase from $1.16 billion in 1997. 1996 earnings were $1.05 billion, excluding a $125 million ($196 million pretax) restructuring charge.

      TRS' net revenues rose 8 percent in both 1998 and 1997 compared with the previous year. In both years, TRS' net revenues benefited from growth in worldwide billed business and Cardmember loans outstanding, as well as wider interest margins. 1998 results also reflect higher travel commissions and fees, primarily from acquisitions during the year. In both 1998 and 1997, growth in billed business resulted from higher spending per Basic Cardmember and growth in average cards outstanding. Greater spending per Basic Cardmember resulted from several factors, including the benefits of rewards programs and expanded merchant coverage. In 1998, substantial growth in cards in force outside the United States was offset by the cancellation of 1.6 million U.S. Government cards late in the fourth quarter, as a result of the Company's decision to withdraw from the U.S. Government Card business. The international increase includes growth in proprietary products, as well as the addition of a substantial number of new network cards over the past year. The growth in worldwide cards in force in 1997 was primarily attributable to new credit card product launches and a broader product portfolio.

      Discount revenue rose 8 percent in 1998 and 13 percent in 1997 as a result of higher billed business in the United States and internationally. The 1998 increase was particularly noteworthy because of the economic turmoil in many international markets, slower growth in the U.S. card industry and general tightening by corporations of travel and entertainment expenses in the latter half of the year. Net card fees decreased in both years due to declines in consumer charge cards and the effect of TRS' strategy of building its lending portfolio through the issuance of low- and no-fee credit cards. Travel commissions and fees improved in 1998 as a result of travel acquisitions during the year, which increased revenues and expenses but did not have a material effect on net income. Both 1998 and 1997 reflect increased sales volumes, offset in part by the continued efforts by airlines to reduce distribution costs and by corporate travel and entertainment expense containment efforts. The increase in other revenues in 1998 and 1997 reflects higher card assessments and fees; 1998 also includes the effect of acquisitions. Lending net finance charge revenue was reduced by $1 billion loan securitizations in the second quarter of 1998, the third quarter of 1997 and the second quarter of 1996. See TRS' Liquidity and Capital Resources discussion. Excluding the effect of securitizations, lending net finance charge revenue rose 18 percent and 24 percent in 1998 and 1997, respectively. The increase in both 1998 and 1997 is due to higher worldwide lending balances and a widening of interest margins in the U.S. portfolio resulting from a smaller portion of the portfolio being subject to lower introductory interest rates.




                                    -6-        (1998 Annual Report pp. 24-25)

SELECTED STATISTICAL INFORMATION
(Amounts in billions, except percentages and where indicated)
Years Ended December 31,                   1998           1997           1996
                                      ---------       ---------     ---------

Total Cards in Force (millions):
 United States                             27.8           29.6           29.2
 Outside the United States                 14.9           13.1           12.3
                                      -----------     ----------    ---------
     Total                                 42.7           42.7           41.5
                                      ===========     ==========    =========
Basic Cards in Force (millions):
 United States                             21.7           23.3           22.5
 Outside the United States                 11.5           10.0            9.6
                                      -----------     ----------    ---------
     Total                                 33.2           33.3           32.1
                                      ===========     =========     =========
Card Billed Business:
 United States                        $   165.6       $  150.5      $   131.0
 Outside the United States                 61.9           58.7           53.3
                                      -----------     ----------    ---------
     Total                            $   227.5       $  209.2      $   184.3
                                      ===========     ==========    =========
Average Discount Rate*                     2.73%          2.73%          2.75%
Average Basic Cardmember
 Spending (dollars)*                  $    6,885      $   6,473     $    6,074
Average Fee per Card (dollars)*       $       38      $      39     $       42
Travel Sales                          $     19.9      $    17.4     $     15.8
 Travel Commissions and Fees/Sales           8.3%           8.6%           9.0%
Owned and Managed Charge Card
 Receivables:**
 Total Receivables                    $     24.0      $    23.5     $     22.5
 90 Days Past Due as a % of Total            2.7%           3.1%           3.2%
 Loss Reserves (millions)             $      897      $     951     $     923
     % of Receivables                        3.7%           4.0%           4.1%
     % of 90 Days Past Due                   138%           132%           128%
 Net Loss Ratio                             0.46%          0.50%          0.51%
Owned and Managed U.S. Cardmember
 Lending:**
 Total Loans                          $     16.7      $    14.6     $     12.7
 Past Due Loans as a % of Total:
     30-89 Days                              2.2%           2.4%           2.4%
     90+ Days                                0.9%           1.1%           0.9%

 Loss Reserves (millions):
     Beginning Balance                $      589      $     488     $      443
       Provision                             961            867            607
       Net Charge-Offs/Other                (931)          (766)          (562)
                                      -----------     ----------    ----------
     Ending Balance                   $      619      $     589     $      488
                                      ===========     ==========    ==========
% of Loans                                   3.7%           4.0%           3.8%
% of Past Due                                120%           116%           117%
Average Loans                         $     15.0      $    13.3     $     10.8
Net Write-Off Rate                           6.4%           6.0%           5.2%
Net Interest Yield                           9.5%           9.1%           8.8%

* Computed excluding cards issued by strategic alliance partners and independent operators as well as business billed on those cards.
** Owned and managed Cardmember receivables and loans include securitized assets not reflected in the Consolidated Balance Sheets.

                                    -7-        (1998 Annual Report p. 25)

The growth in marketing and promotion expense in both 1998 and 1997 reflected higher media and merchant-related advertising costs. In 1998, the worldwide Charge Card provision declined due to improved loss rates; this provision rose in 1997, primarily as a result of volume growth. The worldwide lending provision increased in both years as a result of portfolio growth; the increase also included greater bankruptcy losses in 1998 and higher delinquencies in 1997. The growth in the lending provision was partly offset by the securitizations of U.S. Cardmember loans in both years. Charge Card interest expense rose in 1998 and 1997 as a result of higher volumes, partly offset by lower borrowing rates. The growth in human resources expense primarily reflected increased business volumes and higher systems programmers' costs for technology projects and merit increases in both years; additionally, the growth in 1998 reflects higher employee levels, in part due to acquisitions during the year. Other operating expenses rose in 1998 and 1997 due to Cardmember loyalty programs, business growth and investment spending.

      TRS' asset securitization programs increased fee revenue by $293 million, $195 million and $157 million in 1998, 1997 and 1996, respectively. The Charge Card securitization program resulted in net discount expense of $665 million, $597 million and $554 million in 1998, 1997 and 1996, respectively. The program also reduced the Charge Card provision by $293 million, $247 million and $246 million in 1998, 1997 and 1996, respectively, and Charge Card interest expense by $231 million, $230 million and $183 million in 1998, 1997 and 1996, respectively. The revolving credit securitization program also reduced lending net finance charge revenue by $306 million, $167 million and $75 million and the lending provision by $171 million, $120 million and $43 million, in 1998, 1997 and 1996, respectively. These securitizations had no material effect on net income for any year presented.


LIQUIDITY AND CAPITAL RESOURCES

SELECTED BALANCE SHEET INFORMATION
(Amounts in billions, except percentages)
December 31,                                      1998           1997
                                              ----------      ---------

Accounts Receivable, net                      $    21.3       $   20.5
U.S. Cardmember Loans                         $    13.7       $   12.6
Total Assets                                  $    44.7       $   40.7
Short-term Debt                               $    22.9       $   20.9
Long-term Debt                                $     5.1       $    6.0
Total Liabilities                             $    39.8       $   36.1
Total Shareholder's Equity                    $     4.9       $    4.6
Return on Average Equity*                          27.8%          25.1%
Return on Average Assets*                           3.3%           3.0%
                                              ----------      ---------

* Excluding the effect of SFAS No. 115.

The American Express Credit Account Master Trust (the Trust) securitized $1 billion of loans in June 1998 and $1 billion in August 1997, through the public issuance of two classes of investor certificates and a privately placed collateral interest in the assets of the Trust. The securitized assets consist of loans arising in a portfolio of designated Optima Card, Optima Line of Credit and Sign & Travel revolving credit accounts owned by American Express Centurion Bank (Centurion Bank), a wholly-owned subsidiary of TRS. At December 31, 1998 and 1997, TRS had securitized a total of $3 billion and $2 billion of loans, respectively, which are not on the Consolidated Balance Sheets.

                                    -8-        (1998 Annual Report p. 26)

     In addition, the American Express Master Trust (the Master Trust) securitizes charge card receivables generated under designated American Express Card, Gold Card and Platinum Card consumer accounts through the issuance of trust certificates. In May 1998, the Master Trust issued an additional $1 billion of Class A Fixed Rate Accounts Receivable Trust Certificates. In September 1998, $300 million Class A Fixed Rate Accounts Receivable Trust Certificates matured from the Charge Card securitization portfolio. At December 31, 1998 and 1997, TRS had securitized $3.95 billion and $3.25 billion, respectively, of receivables, which are not on the Consolidated Balance Sheets.

      In February 1998, American Express Credit Corporation (Credco), a wholly-owned subsidiary of TRS, issued $150 million 1.125% Cash Exchangeable Notes due February 2003. These notes are exchangeable for an amount in cash which is linked to the price of the common stock of the Company. Credco has entered into hedging agreements designed to fully hedge its obligations under these Notes.

      In 1997, Credco issued and sold, exclusively outside the United States and to non-U.S. persons, $400 million Floating Rate Notes and an additional $400 million of 6.5% Fixed Rate Notes. These notes are listed on the Luxembourg Stock Exchange, and will mature in 2002. At December 31, 1998, Credco had approximately $2.4 billion of medium and long-term debt and warrants available for issuance under shelf registrations filed with the Securities and Exchange Commission.

      TRS, primarily through Credco, maintained commercial paper outstanding of approximately $16.1 billion at an average interest rate of 5.3% and approximately $14.5 billion at an average interest rate of 6.0% at December 31, 1998 and 1997, respectively. Unused lines of credit of approximately $8.2 billion, which expire in increments from 1999 through 2002, were available at December 31, 1998 to support a portion of TRS' commercial paper borrowings.

      Borrowings under bank lines of credit totaled $1.6 billion and $1.7 billion at December 31, 1998 and 1997, respectively.

      In January 1999, TRS issued and sold, exclusively outside the United States and to non-U.S. persons, $500 million 5.625% Fixed Rate Notes. These notes are listed on the Luxembourg Stock Exchange, and will mature in 2004.



                                    -9-        (1998 Annual Report p. 26)

AMERICAN EXPRESS FINANCIAL ADVISORS

RESULTS OF OPERATIONS

STATEMENTS OF INCOME
(Amounts in millions)
Years Ended December 31,              1998        1997        1996
                                   -------    --------    --------
Revenues:
 Investment Income                $  2,437    $  2,339    $  2,267
 Management and
   Distribution Fees                 1,851       1,486       1,205
 Other Revenues                        807         774         638
                                  --------    --------    --------
   Total Revenues                    5,095       4,599       4,110
                                  ========    ========    ========
Expenses:
 Provision for Losses and Benefits:
   Annuities                         1,150       1,214       1,208
   Insurance                           489         452         420
   Investment Certificates             275         200         197
                                  --------    --------    --------
     Total                           1,914       1,866       1,825
                                  ========    ========    ========
Human Resources                      1,441       1,229       1,034
Other Operating Expenses               548         482         366
                                  --------    --------    --------
     Total Expenses                  3,903       3,577       3,225
                                  ========    ========    ========
Pretax Income                        1,192       1,022         885
Income Tax Provision                   374         315         291
                                  --------    --------    --------
Net Income                        $    818    $    707    $    594
                                  ========    ========    ========

American Express Financial Advisors (AEFA) reported increases in revenues of 11 percent and 12 percent, and earnings of 16 percent and 19 percent for 1998 and 1997, respectively. Revenues and earnings in both years benefited primarily from higher fees due to growth in managed assets and record mutual fund sales. Revenues net of related provisions for fixed annuities, insurance and investment certificate products, which are essentially spread businesses, rose 16 percent and 20 percent for 1998 and 1997, respectively.

      The improvement in investment income reflected higher average investments of 3 percent and 4 percent in 1998 and 1997, respectively. Management and distribution fees rose 25 percent and 23 percent in 1998 and 1997, respectively; the growth in both years was due to greater management fee revenue from higher managed and separate account assets. These assets increased due to strong market appreciation and positive net sales in both years. Distribution fees also improved in both years reflecting strong mutual fund sales. Other revenues rose in both years from increased life insurance contract charges and premiums and higher financial planning fees.




                                    -10-        (1998 Annual Report p. 27)

      In 1998, the provision for losses and benefits for fixed annuities declined due to lower business in force and accrual rates and the provision for insurance increased from higher accrual rates and in force levels. Provisions for annuities and insurance grew in 1997 due to greater business in force, partially offset by lower accrual rates. In 1998, the provision for investment certificates rose reflecting higher in force levels. This increase also reflects growth in the provision for the stock market certificate product, which is hedged by index options and resulted in a corresponding increase in investment income, with minimal impact on net income. Human resources expense rose in both years, reflecting rising financial advisors' compensation from growth in sales and asset levels and a greater number of employees to support business expansion. The increase in other operating expenses in both years primarily resulted from higher data processing, technology and advertising expenditures. 1997 also included increased occupancy and equipment costs. The effective tax rate in 1998 and 1997 includes tax credits from affordable housing investments.

SELECTED STATISTICAL INFORMATION

(Amounts in millions, except percentages and where indicated)
Years Ended December 31,                  1998         1997         1996
                                      ---------     --------     --------
Revenues, Net of Provisions           $  3,181     $  2,732     $  2,285
Life Insurance
  in Force (billions)                 $   81.1     $   74.5     $   67.3
Deferred Annuities
  in Force (billions)                 $   42.8     $   41.7     $   37.5
Assets Owned, Managed or
  Administered (billions):
  Assets managed
   for institutions                   $   45.9     $   40.8     $   37.3
  Assets owned, managed or
   administered for individuals:
     Owned Assets:
      Separate Account Assets             27.3         23.2         18.5
      Other Owned Assets                  37.3         36.6         34.2
                                     ---------     --------     --------
        Total Owned Assets                64.6         59.8         52.7
                                     =========     ========     ========

     Managed Assets                       87.9         72.8         59.4
     Administered Assets                  14.0          8.4          4.2
                                     ---------     --------     --------
        Total                         $  212.4     $  181.8     $  153.6
                                     =========     ========     ========
Market Appreciation (Depreciation)
  During the Period:
     Owned Assets:
      Separate Account Assets         $  3,547     $  3,170     $  1,937
      Other Owned Assets              $   (110)    $    262     $   (232)
     Managed Assets                   $ 13,787     $ 11,735     $  9,063
Sales of Selected Products:
  Mutual Funds                        $ 20,766     $ 17,179     $ 14,331
  Annuities                           $  2,559     $  3,473     $  4,311
  Investment Certificates             $  1,976     $  1,194     $    736
  Life and Other
   Insurance Products                $     389     $    421     $    449
Number of Financial Advisors            10,350*       8,776        8,340
Fees from Financial
  Plans (thousands)                  $  72,366     $ 60,809     $ 48,072
Product Sales Generated
  from Financial Plans as a
  Percentage of Total Sales               65.4%        65.7%        64.0%
                                     ==========    =========    =========

* Includes advisors from the acquisition of Securities America in the first quarter of 1998.

                                    -11-        (1998 Annual Report p. 27)

LIQUIDITY AND CAPITAL RESOURCES

SELECTED BALANCE SHEET INFORMATION
(Amounts in billions, except percentages)
December 31,                               1998        1997
                                       --------    --------
Investments                            $   30.9    $   30.7
Separate Account Assets                $   27.3    $   23.2
Total Assets                           $   64.6    $   59.8
Client Contract Reserves               $   30.3    $   30.2
Total Liabilities                      $   60.6    $   56.1
Total Shareholder's Equity             $    4.1    $    3.7
Return on Average Equity*                  22.5%       21.8%
                                       --------    --------

* Excluding the effect of SFAS No. 115.

AEFA's total assets and liabilities rose primarily due to growth in separate account assets as a result of market appreciation and positive net sales for both years. Investments comprised primarily corporate bonds and mortgage-backed securities, including $3.4 billion and $3.0 billion in below investment grade debt securities, in addition to $3.8 billion in mortgage loans at December 31, 1998 and 1997. Investments are principally funded by sales of insurance and annuities and by reinvested income. Maturities of these investments are matched, for the most part, with the expected future payments of insurance and annuity obligations. Separate account assets, primarily investments carried at market value, are for the exclusive benefit of variable annuity and variable life insurance contract holders. AEFA earns investment management and administration fees from the related accounts.

AMERICAN EXPRESS BANK/TRAVELERS CHEQUE

RESULTS OF OPERATIONS

STATEMENTS OF INCOME

(Amounts in millions)
Years Ended December 31,           1998       1997       1996
                                 ------     ------     ------
Net Revenues:
  Interest Income                $  854     $  897     $  845
  Interest Expense                  564        579        537
                                 ------     ------     ------
   Net Interest Income              290        318        308
  Travelers Cheque
   Investment Income                330        331        349
  Foreign Exchange Income           145        101         72
  Commissions, Fees and
   Other Revenues                   237        374        337
                                 ------      -----     ------
     Total Net Revenues           1,002      1,124      1,066
                                 ======     ======    =======
Expenses:
  Human Resources                   322        306        289
  Other Operating Expenses          537        517        511
  Provision for Losses              272         52         52
                                 ------     ------     ------
    Total Expenses                1,131        875        852
                                 ======     ======     ======
Pretax (Loss)/Income               (129)       249        214
Income Tax Benefit                 (172)       (23)       (33)
Net Income                       $   43     $  272     $  247
                                 ======     ======     ======

                                    -12-        (1998 Annual Report p. 28)

American Express Bank/Travelers Cheque (AEB/TC) 1998 net income was lower than the prior year primarily reflecting a $138 million ($213 million pretax) first quarter credit loss provision related to AEB's business in the Asia/Pacific region, particularly Indonesia. The results for 1997 included approximately $62 million ($96 million pretax) of increased recognition of recoveries on abandoned property related to the Travelers Cheque business. These recoveries are included in Commissions, Fees and Other Revenues.


      The economic downturn in Asia contributed to reduced net interest income and lower commissions, fees and other revenues in 1998. In particular, net interest income was down in 1998 due to lower corporate banking revenues, primarily reflecting a lower overall loan portfolio and an increase in nonperforming loans in Indonesia. These declines were partially negated by growth in AEB's two businesses oriented to individuals, Private Banking and Personal Financial Services, which resulted from greater deposits and loans. In 1997, net interest income grew compared with the prior year due to higher average balances in loans and trading securities. Foreign exchange income rose significantly in 1998 and 1997, reflecting strong trading results, primarily in the Asia/Pacific region.

SELECTED STATISTICAL INFORMATION

(Amounts in billions, except percentages)
Years Ended December 31,                    1998     1997     1996
                                           -----   ------   ------
American Express Bank:
  Assets Managed/Administered*            $  6.2   $  5.0   $  4.8
  Assets of Non-Consolidated
   Joint Ventures                         $  2.6   $  2.4   $  1.3
Travelers Cheque:
  Sales                                   $ 24.0   $ 25.0   $ 26.0
  Average Outstandings                    $  6.0   $  5.9   $  6.0
  Average Investments                     $  5.8   $  5.6   $  5.6
  Tax Equivalent Yield                       9.0%     9.2%     9.4%
                                          ------   ------   ------

* Includes assets managed by American Express Financial Advisors.

LIQUIDITY AND CAPITAL RESOURCES

SELECTED BALANCE SHEET INFORMATION

(Amounts in billions, except percentages and where indicated)
December 31,                               1998     1997
                                         ------   ------
Travelers Cheque Investments             $  6.3   $  5.9
Total Loans                              $  5.6   $  6.2
Total Nonperforming Loans (millions)     $  180   $   47
Other Nonperforming Assets (millions)    $   63   $   11
Reserve for Credit Losses (millions)*    $  259   $  137
Loan Loss Reserve as a Percentage of
  Total Loans                               3.8%     2.1%
Total Assets                             $ 18.5   $ 19.6
Deposits                                 $  8.3   $  8.5
Travelers Cheques Outstanding            $  5.8   $  5.6
Total Liabilities                        $ 17.3   $ 18.4
Total Shareholder's Equity (millions)    $1,197   $1,248
Return on Average Assets**                 0.23%    1.40%
Return on Average Common Equity**           4.9%    28.7%
Risk-Based Capital Ratios:
  Tier I                                    9.8%     8.8%
  Total                                    12.6%    12.3%
  Leverage Ratio                            5.5%     5.3%
                                         -------   ------

*  Allocation (millions)
    Loans                               $   214   $  131
    Other Assets, primarily derivatives      43        6
    Other Liabilities                         2        -
                                        -------   ------
      Total Credit Loss Reserves        $   259   $  137
                                        =======  =======

** Excluding the effect of SFAS No. 115.

                                    -13-        (1998 Annual Report pp. 28-29)

AEB had approximately $5.6 billion outstanding in worldwide loans at December 31, 1998, down from $6.2 billion at December 31, 1997. The decline from the prior year was largely in the Asia/Pacific region; corporate and correspondent banking loans fell by $0.8 billion, however consumer and private banking loans rose by $0.3 billion. Other banking activities, such as securities, unrealized gains on foreign exchange and derivatives contracts, various contingencies and market placements, added approximately $7.6 billion to AEB's credit exposures at December 31, 1998 (compared with $8.1 billion at December 31, 1997). The decline in these other exposures from December 31, 1997 mainly reflects lower exposures in the Asia/Pacific region. The 1998 reserve for credit losses reflects an increase due to a $213 million provision, which was partially offset by write-offs related to the Asia/Pacific region, particularly Indonesia. Besides the decrease in total loans, AEB/TC total assets declined mainly due to lower unrealized gains on foreign exchange and derivative contracts, primarily in Asia.

       The Company has taken steps to ensure that AEB remains well capitalized, as defined by regulatory guidelines. In April 1998, the Company purchased $225 million of deferred tax assets from AEB, thereby reducing non-qualifying assets and increasing regulatory capital. The Company expects to be able to utilize these deferred tax assets over time within its consolidated tax return and, therefore, realize full value.

CORPORATE AND OTHER

Corporate and Other reported net expenses of $84 million and $152 million in 1998 and 1997, respectively, and income of $134 million in 1996. 1998 results include income of $78 million after-tax ($106 million pretax) comprising a $39 million after-tax ($60 million pretax) gain from sales of common stock of First Data Corporation and a $39 million after-tax ($46 million pretax) preferred stock dividend based on earnings from Lehman Brothers. The 1996 amount includes a $300 million after-tax ($480 million pretax) gain on the exchange of the Company's DECS and a $13 million after-tax ($20 million pretax) charge primarily related to the early retirement of debt. Excluding the above items, Corporate and Other had net expenses of $162 million in 1998 and $153 million in 1996.

Results for all three years include a benefit due to an earnings payout from Travelers Inc. (Travelers), related to the 1993 sale of the Shearson Lehman Brothers Division (the 1993 sale). 1998 also reflects a benefit from the sale of securities and adjustment of valuation allowances related to certain corporate assets. 1996 results include the Company's share of a participation in Travelers' revenue, in accordance with the 1993 sale. The above items were offset by business building initiatives and Y2K costs related to Millenniax in all three years.



                                    -14-        (1998 Annual Report p. 29)

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

The Company believes allocating capital to businesses with a return on risk-adjusted equity in excess of its cost of equity and sustained earnings growth in its core business will continue to build shareholder value.

     The Company's philosophy is to retain enough earnings to help achieve its goals of earnings per share growth in the 12 to 15 percent range. As further described in Note 6 to the Consolidated Financial Statements, the Company has undertaken a systematic share repurchase program to offset new share issuances. To the extent retained earnings exceed investment opportunities, the Company has returned excess capital to shareholders.

FINANCING ACTIVITIES

The Company has procedures to transfer immediately short-term funds within the Company to meet liquidity needs. These internal transfer mechanisms are subject to and comply with various contractual and regulatory constraints.

     The parent company generally meets its short-term funding needs through an intercompany dividend policy and by the issuance of commercial paper. The Board of Directors has authorized a parent company commercial paper program that is supported by a $1.3 billion multi-purpose credit facility that expires in increments from 1999 through 2002. No borrowings have been made under this credit facility. There was no parent company commercial paper outstanding during 1998 or 1997.

     Total parent company long-term debt outstanding was $1.1 billion at December 31, 1998 and 1997. At December 31, 1998 and 1997, the parent company had $2,050 million and $550 million, respectively, of debt or equity securities available for issuance under shelf registrations filed with the Securities and Exchange Commission. In addition, TRS, Centurion Bank, Credco, American Express Overseas Credit Corporation Limited and AEB have established programs for the issuance, outside the United States, of debt instruments to be listed on the Luxembourg Stock Exchange. The maximum aggregate principal amount of debt instruments outstanding at any one time under the program will not exceed $3 billion. At December 31, 1998 and 1997, $1.1 billion of debt has been issued under this program. In January 1999, an additional $500 million of debt was issued under this program.

     In July 1998, American Express Company Capital Trust I, a wholly-owned subsidiary of the Company, established as a Delaware statutory business trust (the Trust), completed a public offering of 20 million shares (carrying value of $500 million) of 7.0% Cumulative Quarterly Income Preferred Shares Series I (liquidation preference of $25 per share). Proceeds of the issue, which represent the sole assets of the Trust, were invested in Junior Subordinated Debentures (the Debentures) issued by the Company, due 2028. The Company used the proceeds from the Debentures for general corporate purposes. See Note 5 to the Consolidated Financial Statements for further information.

RISK MANAGEMENT

Management establishes and oversees implementation of Board-approved policies covering the Company's funding, investments and use of derivative financial instruments and monitors aggregate risk exposures on an ongoing basis. The Company's objective is to realize returns commensurate with the level of risk assumed while achieving consistent earnings growth. Individual business segments are responsible for managing their respective exposures within the context of Board-approved policies. See Note 7 to the Consolidated Financial Statements for a discussion of the Company's use of derivatives.

                                    -15-        (1998 Annual Report pp. 29-30)

     The following sections include sensitivity analyses of three different tests of market risk and estimate the effects of hypothetical sudden and sustained changes in the applicable market conditions on the ensuing year's earnings, based on year-end positions. The market changes, assumed to occur as of year end, are a 100 basis point increase in market interest rates, a 10% strengthening of the U.S. dollar versus all other currencies, and a 10% decline in the value of equity securities under management at AEFA. Computations of the prospective effects of hypothetical interest rate, foreign exchange rate and equity market changes are based on numerous assumptions, including relative levels of market interest rates, foreign exchange rates and equity prices, as well as the levels of assets and liabilities. The hypothetical changes and assumptions will be different from what actually occurs in the future. Furthermore, the computations do not anticipate actions that may be taken by management if the hypothetical market changes actually occur over time. As a result, actual earnings effects in the future will differ from those quantified below.

     TRS' hedging policies are established, maintained and monitored by a central treasury function. TRS generally manages its exposures along product lines. A variety of interest rate and foreign exchange hedging strategies are employed to manage interest rate and foreign currency risks.

     For Charge Card products, TRS funds its Cardmember receivables using both on-balance sheet sources, such as long-term debt, medium-term notes, commercial paper and other debt, and an asset securitization program. Such funding is predominantly obtained by Credco and its subsidiaries. Interest rate exposure is managed through the issuance of long- and short-term debt and the use of interest rate swaps to achieve a targeted mix of fixed and floating rate funding. During 1998 and 1997, TRS targeted this mix to be approximately 100 percent floating rate. In early 1998, TRS purchased interest rate caps to limit the adverse effect of an interest rate increase on substantially all Charge Card funding costs. The majority of these caps matured during 1998. In 1999, TRS is entering into a series of interest rate swaps to convert a majority of its funding from floating rate to fixed rate. It is anticipated that this process will be completed by the end of the first quarter of 1999.

     For its lending products, TRS funds its Cardmember loans using a mixture of long- and short-term debt, and an asset securitization program, primarily through Centurion Bank. The interest rates on TRS' lending products are generally linked to a floating rate base and typically reprice each month. Centurion Bank generally swaps its fixed-term debt, paying rates that reprice similarly with changes in the base rate of the underlying loans.

     The detrimental effect on TRS pretax earnings of a hypothetical 100 basis point increase in interest rates would be approximately $170 million and $169 million, based on 1998 and 1997 year-end positions, respectively. This effect is primarily due to the variable rate funding of the Charge Card products. Had the series of swaps purchased in early 1999 been in effect at December 31, 1998, the 1998 effect would have been substantially lower. Similarly, had the interest rate caps purchased in early 1998 been in effect at December 31, 1997, the 1997 effect would be reduced by nearly half.

                                    -16-        (1998 Annual Report p. 30)

    TRS' foreign exchange risk arising from crosscurrency charges and balance sheet exposures is managed primarily by entering into agreements to buy and sell currencies on a spot or forward basis. In the latter part of 1998 and 1997, foreign currency forward contracts were both sold ($569 million and $562 million, respectively) and purchased ($34 million and $92 million, respectively) to manage a majority of anticipated cash flows in major overseas markets for the subsequent year.

     Based on the year-end 1998 and 1997 foreign exchange positions, but excluding the forward contracts managing the anticipated overseas cash flows for the subsequent year, the effect on TRS' earnings of the hypothetical 10% strengthening of the U.S. dollar would be immaterial. With respect to the forward contracts related to anticipated cash flows for the subsequent year, the 10% strengthening would create a hypothetical pretax gain of $54 million and $41 million related to the 1998 and 1997 year-end positions, respectively. Such gains, if any, would mitigate the negative impact that a strengthening U.S. dollar would have on overseas earnings for the subsequent year.

     AEFA's owned investment securities are, for the most part, held by its life insurance and investment certificate subsidiaries, which primarily invest in long-term and intermediate-term fixed income securities to provide their clients with a competitive rate of return on their investments while minimizing risk. Investment in fixed income securities provides AEFA with a dependable and targeted margin between the interest rate earned on investments and the interest rate credited to clients' accounts. AEFA does not invest in securities to generate trading profits for its own account.

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

     AEFA's fees earned on the management of fixed income securities in variable annuities and mutual funds are generally based on the value of the portfolios. To manage the level of 1999 fee income, AEFA has entered into a series of swaps designed to mitigate the negative effect on fees that would result from an increase in interest rates.

     The negative effect on AEFA's pretax earnings of a 100 basis point increase in interest rates, which assumes repricings and customer behavior based on the application of proprietary models to the book of business at December 31, 1998 and 1997, would be approximately $55 million and $40 million for 1998 and 1997, respectively.

     AEFA's fees earned on the management of equity securities in variable annuities and mutual funds are generally based on the value of the portfolios. To manage the level of fee income in the subsequent year, AEFA has entered into a series of stock index option transactions designed to mitigate, for a substantial portion of the portfolios, the negative effect on fees that would result from a decline in the equity markets. The negative effect on AEFA's pretax earnings of the 10% decline in equity markets discussed above would be approximately $72 million and $20 million based on assets under management and the index options as of December 31, 1998 and 1997, respectively.

     AEB/TC employs a variety of on- and off-balance sheet financial instruments in managing its exposure to fluctuations in interest and currency rates. Derivative instruments consist principally of foreign exchange spot and forward contracts, interest rate swaps, foreign currency options and forward rate agreements. Generally, they are used to manage specific on-balance sheet interest rate and foreign exchange exposures related to deposits and long-term debt, equity, loans and securities holdings.

     The negative effect of the 100 basis point increase in interest rates on AEB/TC's pretax earnings would be negligible as of December 31, 1998 and 1997. The impact on earnings of the 10% strengthening of the U.S. dollar described above would be negligible and, with respect to translation exposure of foreign operations, would result in a $14 million pretax charge against equity as of December 31, 1998 and 1997.

                                    -17-        (1998 Annual Report pp. 30-31)

     AEB utilizes foreign exchange and interest rate products to meet the needs of its customers. Customer positions are usually, but not always, offset. They are evaluated in terms of AEB's overall interest rate or foreign exchange exposure. AEB also takes limited proprietary positions. Potential daily exposure from trading activities is calculated using a Value at Risk methodology. This model employs a parametric technique using a correlation matrix based on historical data. The Value at Risk measure uses a 99% confidence interval to estimate potential trading losses over a one day period. During 1998 and at December 31, 1997, the Value at Risk for AEB was less than $3 million.

     Asset/liability and market risk management at AEB are supervised by the Asset and Liability Committee. This committee comprises senior business managers and the Chairman of AEB. The committee meets monthly and monitors (a) liquidity,
(b) capital levels, (c) market risk and (d) investment portfolios. The committee evaluates current market conditions and determines AEB's tactics within risk limits approved by AEB's Board of Directors. AEB's treasury, risk management and global trading management issue policies and control procedures and delegate risk limits throughout AEB's regional trading centers.

     AEB's overall credit policies are approved by the Finance and Credit Policy Committee of AEB's Board of Directors. Credit lines are based on a tiered approval ladder, with levels of authority delegated to each country, geographic area, AEB's senior management, and AEB's Board of Directors. Approval authorities are based on factors such as type of borrower, nature of transaction, collateral, and overall risk rating. AEB controls the credit risk arising from derivative transactions through the same procedures. The Credit Audit department reviews all significant exposures periodically. Risk of all foreign exchange and derivative transactions is reviewed by AEB on a regular basis.




                                    -18-        (1998 Annual Report p. 31)

                        CONSOLIDATED STATEMENTS OF INCOME
                            American Express Company

Years Ended December 31, (millions, except per share amounts) 1998        1997        1996
                                                            ------      -------     -------
Revenues
   Discount revenue                                        $ 6,115     $ 5,666     $ 5,024
   Interest and dividends, net                               3,277       3,175       3,289
   Management and distribution fees                          1,851       1,486       1,205
   Net card fees                                             1,587       1,604       1,668
   Travel commissions and fees                               1,647       1,489       1,422
   Other commissions and fees                                1,657       1,475       1,261
   Cardmember lending net finance charge revenue             1,354       1,244       1,068
   Life and other insurance premiums                           469         424         395
   Other                                                     1,175       1,197       1,048
                                                           -------     -------    --------
      Total                                                 19,132      17,760      16,380
                                                           =======     =======    ========
Expenses
   Human resources                                           5,380       4,700       4,325
   Provisions for losses and benefits:
      Annuities and investment certificates                  1,425       1,414       1,405
      Life insurance, international banking and other          822         567         544
      Charge card                                              701         858         743
      Cardmember lending                                       922         817         635
   Interest                                                    999         924       1,116
   Occupancy and equipment                                   1,250       1,139       1,126
   Marketing and promotion                                   1,228       1,118       1,071
   Professional services                                     1,191       1,028         951
   Communications                                              474         450         445
   Other                                                     1,815       1,995       1,355
                                                           -------     -------    --------
      Total                                                 16,207      15,010      13,716
                                                           =======     =======    ========
   Pretax income                                             2,925       2,750       2,664
   Income tax provision                                        784         759         763
                                                           -------     -------    --------
   Net income                                              $ 2,141     $ 1,991    $  1,901
                                                           =======     =======    ========

Earnings per Common Share
   Basic                                                   $  4.71     $  4.29    $   4.02
   Diluted                                                 $  4.63     $  4.15    $   3.89
                                                           -------     -------    --------
   Average common shares outstanding for
      earnings per common share:
      Basic                                                    454         464         472
      Diluted                                                  463         479         488

See notes to consolidated financial statements.


                                    -19-        (1998 Annual Report p. 32)



                           CONSOLIDATED BALANCE SHEETS
                            American Express Company

December 31, (millions, except share data)                                                1998        1997
                                                                                          ----        ----
Assets
   Cash and cash equivalents                                                          $  4,092   $   4,179
   Accounts receivable and accrued interest:
      Cardmember receivables, less reserves: 1998, $524; 1997, $640                     19,176      19,275
      Other receivables, less reserves: 1998, $75; 1997, $72                             3,048       2,499
   Investments                                                                          41,299      39,648
   Loans:
      Cardmember lending, less reserves: 1998, $593; 1997, $576                         14,721      13,183
      International banking, less reserves: 1998, $214; 1997, $131                       5,404       6,062
      Other, net                                                                           929         864
   Separate account assets                                                              27,349      23,215
   Deferred acquisition costs                                                            2,990       2,894
   Land, buildings and equipment - at cost, less accumulated depreciation:
      1998, $2,067; 1997, $1,838                                                         1,637       1,533
   Other assets                                                                          6,288       6,651
                                                                                     ---------   ---------
Total assets                                                                         $ 126,933   $ 120,003
                                                                                     =========   =========

Liabilities and Shareholders' Equity
   Customers' deposits                                                               $  10,398   $   9,444
   Travelers Cheques outstanding                                                         5,823       5,634
   Accounts payable                                                                      5,373       4,876
   Insurance and annuity reserves:
      Fixed annuities                                                                   21,172      22,112
      Life and disability policies                                                       4,261       4,053
   Investment certificate reserves                                                       4,854       4,149
   Short-term debt                                                                      22,605      20,570
   Long-term debt                                                                        7,019       7,873
   Separate account liabilities                                                         27,349      23,215
   Other liabilities                                                                     7,881       8,503
                                                                                      --------     -------
      Total liabilities                                                              $ 116,735   $ 110,429
                                                                                      ========     =======
Guaranteed preferred beneficial interests in the Company's
   junior subordinated deferrable interest debentures                                      500           -

Shareholders' Equity
   Common shares, $.60 par value, authorized 1.2 billion shares; issued and
      outstanding 450.5 million shares in 1998 and 466.4 million shares in 1997            270         280
   Capital surplus                                                                       4,809       4,624
   Retained earnings                                                                     4,148       4,188
   Other comprehensive income, net of tax:
      Net unrealized securities gains                                                      583         579
      Foreign currency translation adjustments                                            (112)        (97)
                                                                                      --------   ---------
   Accumulated other comprehensive income                                                  471         482
                                                                                      --------   ---------
      Total shareholders' equity                                                      $  9,698    $  9,574
                                                                                      ========   =========
Total liabilities and shareholders' equity                                            $126,933   $ 120,003
                                                                                      ========   =========

See notes to consolidated financial statements.

                                    -20-        (1998 Annual Report p. 33)



                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            American Express Company

Years Ended December 31, (millions)                                           1998        1997        1996
                                                                          --------    --------   ---------
Cash Flows from Operating Activities
Net income                                                                $  2,141    $  1,991   $   1,901
Adjustments to reconcile net income
   to net cash provided by operating activities:
   Provisions for losses and benefits                                        2,491       2,307       2,009
   Depreciation, amortization, deferred taxes and other                       (212)        187         266
   Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
      Accounts receivable and accrued interest                                (665)       (227)        290
      Other assets                                                              92         334         567
      Accounts payable and other liabilities                                   131         517        (297)
   Increase (decrease) in Travelers Cheques outstanding                        253        (111)        141
   Increase in insurance reserves                                              182         172         224
   FDC gain                                                                      -           -        (162)
                                                                          --------    --------   ---------
Net cash provided by operating activities                                    4,413       5,170       4,939
                                                                          ========    ========   =========
Cash Flows from Investing Activities
Sale of investments                                                          1,656       1,778       4,634
Maturity and redemption of investments                                       7,331       4,827       6,573
Purchase of investments                                                    (10,176)     (7,898)    (10,896)
Net increase in Cardmember receivables                                      (1,510)     (2,575)     (2,770)
Cardmember loans/receivables sold to Trust, net                              1,683         516       2,242
Proceeds from repayment of loans                                            24,791      25,591      22,696
Issuance of loans                                                          (27,587)    (29,304)    (27,277)
Purchase of land, buildings and equipment                                     (391)       (343)       (438)
Sale of land, buildings and equipment                                           26         164         238
(Acquisitions) dispositions, net of cash acquired/sold                        (471)         23          (4)
                                                                           --------    --------   ---------
Net cash used by investing activities                                       (4,648)     (7,221)     (5,002)
                                                                           ========    ========   =========
Cash Flows from Financing Activities
Net increase (decrease) in customers' deposits                               1,039         733        (133)
Sale of annuities and investment certificates                                5,337       5,888       5,411
Redemption of annuities and investment certificates                         (5,690)     (4,965)     (5,508)
Net increase in debt with maturities of 3 months or less                     1,239       3,823       4,885
Issuance of debt                                                             7,373      11,439      13,578
Principal payments on debt                                                  (7,426)    (11,604)    (17,384)
Issuance of Trust preferred securities                                         500           -           -
Issuance of American Express common shares                                     137         168         176
Repurchase of American Express common shares                                (1,890)     (1,259)     (1,041)
Dividends paid                                                                (414)       (423)       (436)
                                                                          --------    --------   ---------
Net cash provided (used) by financing activities                               205       3,800        (452)
Effect of exchange rate changes on cash                                        (57)       (247)         (8)
                                                                          --------    --------   ---------
Net (decrease) increase in cash and cash equivalents                           (87)      1,502        (523)
Cash and cash equivalents at beginning of year                               4,179       2,677       3,200
                                                                          --------    --------   ---------
Cash and cash equivalents at end of year                                  $  4,092    $  4,179   $   2,677
                                                                          ========    ========   =========

See notes to consolidated financial statements.

                                    -21-        (1998 Annual Report p. 34)



                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                            American Express Company

                                                                                          Accumulated
                                                                                                Other
                                                           Preferred   Common   Capital Comprehensive  Retained
Three Years Ended December 31, 1998 (millions)       Total    Shares   Shares   Surplus        Income  Earnings
                                                     ----- ---------   ------   ------- -------------  --------
Balances at December 31, 1995                      $ 8,220    $  200    $ 290   $ 3,781         $ 790   $ 3,159
                                                   -------    ------    -----   -------         -----   --------
   Comprehensive income:
      Net income                                     1,901                                                1,901
      Change in net unrealized securities
         gains                                        (489)                                      (489)
      Foreign currency translation adjustments          (4)                                        (4)
                                                   -------
      Total comprehensive income                     1,408
    Repurchase of common shares                     (1,041)               (13)     (177)                   (851)
   Net put options activity                            124                          124
   Conversion of preferred shares into
      common                                             -      (200)       3       197
   Other changes, primarily employee plans             252                  4       266                     (18)
   Cash dividends declared:
      Preferred                                         (6)                                                  (6)
      Common, $.90 per share                          (429)                                                (429)
                                                   -------    ------    -----   -------         -----   --------
Balances at December 31, 1996                        8,528         -      284     4,191           297     3,756
                                                   -------    ------    -----   -------         -----   --------
   Comprehensive income:
      Net income                                     1,991                                                1,991
      Change in net unrealized securities
         gains                                         193                                        193
      Foreign currency translation adjustments          (8)                                        (8)
                                                   -------
      Total comprehensive income                     2,176
   Repurchase of common shares                      (1,259)               (10)     (153)                 (1,096)
   Exchange of Lehman Brothers Holdings, Inc.
      preferred shares for American Express
      common shares                                    337                  3       334
   Other changes, primarily employee plans             213                  3       252                     (42)
   Cash dividends declared:
      Common, $.90 per share                          (421)                                                (421)
                                                   -------    ------    -----   -------         -----   --------
Balances at December 31, 1997                        9,574         -      280     4,624           482     4,188
                                                   -------    ------    -----   -------         -----   --------
   Comprehensive income:
      Net income                                     2,141                                                2,141
      Change in net unrealized securities
         gains                                           4                                          4
      Foreign currency translation adjustments         (15)                                       (15)
                                                   -------
      Total comprehensive income                     2,130
   Repurchase of common shares                      (1,890)               (12)     (196)                 (1,682)
   Other changes, primarily employee plans             294                  2       381                     (89)
   Cash dividends declared:
      Common, $.90 per share                          (410)                                                (410)
                                                   -------    ------    -----   -------         -----   --------
Balances at December 31, 1998                      $ 9,698    $    -    $ 270   $ 4,809         $ 471   $ 4,148
                                                   -------    ------    -----   -------         -----   --------

See notes to consolidated financial statements.

                                    -22-        (1998 Annual Report p. 35)

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

REVENUES

Cardmember Lending Net Finance Charge Revenue is presented net of interest expense of $653 million, $604 million and $507 million for the years ended December 31, 1998, 1997 and 1996, respectively. Interest and Dividends is presented net of interest expense related primarily to the Company's international banking activities of $572 million, $588 million and $536 million for the years ended December 31, 1998, 1997 and 1996, respectively.

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

ACCOUNTING CHANGES

In 1998, the Company adopted statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." Comprehensive income consists of net income and other comprehensive income; the latter includes unrealized gains and losses on available-for-sale securities and foreign exchange translation adjustments and is presented in the Consolidated Statements of Shareholders' Equity. The adoption of SFAS No. 130 had no effect on shareholders' equity. Prior year financial statements have been reclassified to conform to the SFAS No. 130 requirements.


                                    -23-        (1998 Annual Report p. 36)

NOTE 2 INVESTMENTS

The following is a summary of investments included in the Consolidated Balance Sheets at December 31:

(millions)                                                                   1998        1997
                                                                          -------     -------
Held to Maturity, at amortized cost                                       $10,526     $11,871
Available-for-Sale, at fair value                                          26,764      23,727
Investment mortgage loans (fair value: 1998, $4,089; 1997, $4,026)          3,840       3,831
Trading                                                                       169         219
                                                                          -------     -------
   Total                                                                  $41,299     $39,648
                                                                          =======     =======

Investments classified as Held to Maturity and Available-for-Sale at December 31 are distributed by type and maturity as presented below:

                                                                  Held to Maturity
                                 -----------------------------------------------------------------------------------
                                                  1998                                            1997
                                 ----------------------------------------   ----------------------------------------
                                              Gross       Gross                          Gross       Gross
                                         Unrealized  Unrealized       Fair          Unrealized  Unrealized      Fair
(millions)                           Cost     Gains      Losses      Value     Cost      Gains      Losses     Value
                                 -------- ----------  ----------     -----     ---- ----------  ----------     -----
U.S. Government and
   agencies obligations          $     60    $   5            -   $     65  $    53       $  3          -    $    56
State and municipal obligations     1,087       81            -      1,168    1,224         75          -      1,299
Corporate debt securities           7,099      500         $ 28      7,571    8,226        452       $  8      8,670
Foreign government bonds
   and obligations                    107       20            -        127      118         11          -        129
Mortgage-backed securities          1,614       31            -      1,645    1,992         27          8      2,011
Other                                 559        9            -        568      258          7          1        264
                                 --------    -----         ----    -------  -------       ----       ----    -------
   Total                         $ 10,526    $ 646         $ 28    $11,144  $11,871       $575       $ 17    $12,429
                                 ========    =====         ====    =======  =======       ====       ====    =======


                                    -24-        (1998 Annual Report pp. 36-37)


                                                                Available-for-Sale
                                   --------------------------------------------------------------------------
                                                      1998                                 1997
                                   -----------------------------------     ----------------------------------
                                              Gross      Gross                      Gross      Gross
                                         Unrealized Unrealized    Fair         Unrealized  Unrealized    Fair
(millions)                           Cost     Gains     Losses   Value     Cost     Gains      Losses   Value
                                     ---- --------- ----------  ------     ---- ---------- ----------  ------
U.S. Government and
   agencies obligations          $     45   $    3         -  $    48  $    46     $  1         -    $    47
State and municipal obligations     4,282      343         -    4,625    4,273      311         -      4,584
Corporate debt securities          10,854      362     $ 223   10,993    7,667      266      $ 37      7,896
Foreign government bonds
   and obligations                    972       41         4    1,009      956       27         6        977
Mortgage-backed securities          7,914      188         5    8,097    9,027      200         7      9,220
Equity securities                     481      168         4      645      467      159         3        623
Other                               1,347        1         1    1,347      380        -         -        380
                                 --------   ------     -----   -------  -------    -----     -----    -------
   Total                         $ 25,895   $1,106     $ 237  $26,764  $22,816     $964      $ 53    $23,727
                                 ========   ======     =====   =======  =======    =====     -----   -------


                                                      Held to Maturity               Available-for-Sale
                                                    -------------------            ----------------------
                                                                   Fair                               Fair
December 31, 1998 (millions)                            Cost      Value                    Cost      Value
                                                     -------     -------               --------    ------
Due within 1 year                                   $   870     $   877                 $ 1,878    $ 1,893
Due after 1 year through 5 years                      4,179       4,424                   3,952      4,090
Due after 5 years through 10 years                    2,646       2,850                   6,459      6,649
Due after 10 years                                    1,217       1,348                   5,211      5,390
                                                    -------     -------                --------    -------
                                                      8,912       9,499                  17,500     18,022
Mortgage-backed securities                            1,614       1,645                   7,914      8,097

Equity securities                                         -           -                     481        645
                                                    -------    --------                --------    -------
   Total                                            $10,526     $11,144                $25,895     $26,764
                                                    =======    ========                ========    =======

Mortgage-backed securities primarily include GNMA, FNMA and FHLMC securities at December 31, 1998 and 1997. The table below includes purchases, sales and maturities of investments classified as Held to Maturity and Available-for-Sale for the years ended December 31:


                               1998                      1997
                       ----------------------   -----------------------
                         Held to   Available-     Held to    Available-
(millions)              Maturity     for-Sale    Maturity      for-Sale
                       ---------    ---------   ---------    -----------
Purchases                $   692      $  9,927    $    64      $ 7,323
Sales                    $   243      $  1,413    $   274      $ 1,504
Maturities               $ 2,191      $  5,524    $ 1,513      $ 2,965
                         =======      ========    =======      =======

                                    -25-        (1998 Annual Report pp. 37-38)

Investments classified as Held to Maturity were sold during 1998 and 1997 due to credit deterioration. Gross realized gains and losses on sales were negligible.

     The change in the Net Unrealized Securities Gains component of Shareholders' Equity was an increase of $4 million, an increase of $193 million and a decrease of $489 million for the years ended December 31, 1998, 1997 and 1996, respectively. The increase in 1997 was due to a decrease in the general level of interest rates. The decrease in 1996 primarily reflected the exchange of the Company's Debt Exchangeable for Common Stock (DECS) for shares of First Data Corporation (FDC) held by the Company, which resulted in the realization of a $300 million after-tax gain. An increase in the general level of interest rates also contributed to the decline in 1996.

     Gross realized gains and (losses) on sales of securities classified as Available-for-Sale, using the specific identification method, were $130 million and ($42 million), $67 million and ($10 million) and $65 million and ($25 million) for the years ended December 31, 1998, 1997 and 1996, respectively.

     The increase in net unrealized gains on Trading securities, which is included in income, was $3 million, $24 million and $28 million for the years ended December 31, 1998, 1997 and 1996, respectively.

     In connection with the spin-off of Lehman Brothers Holdings Inc. (Lehman) in 1994, the Company acquired 928 shares and Nippon Life Insurance Company (Nippon Life) acquired 72 shares of Lehman's redeemable voting preferred stock for a nominal dollar amount. This security entitles its holders to receive an aggregate annual dividend of 50 percent of Lehman's net income in excess of $400 million for each of eight years ending in May 2002, with a maximum of $50 million in any one year. Prior to 1997, the Company received no dividends in connection with the earnout. In 1998 and 1997, the Company received a dividend of $46 million and $7 million on these shares, respectively. In addition, the Company and Nippon Life are entitled to receive 92.8 percent and 7.2 percent, respectively, of certain contingent revenue and earnings-related payouts from Travelers Inc. (Travelers), which were assigned by Lehman to the Company and Nippon Life in connection with the spin-off transaction. The Travelers revenue-related payout was for three years and ended in 1996. The Company received $46 million in 1996. The earnings-related payout, which is 10 percent of after-tax profits of Smith Barney, a subsidiary of Travelers, in excess of $250 million per year, was for five years and ended in 1998. The amounts recognized in relation to this payout were approximately the same in each of the three years ended December 31, 1998, 1997 and 1996.

     The change in net unrealized securities gains recognized in Other Comprehensive Income includes two components: (1) unrealized gains (losses) that arose during the period from changes in market value of securities that were held during the period (Holding gains (losses)), and (2) gains or losses that were previously unrealized, but have been recognized in current period Net
Income due to sales of Available-for-Sale securities (Reclassification for realized gains). This reclassification has no effect on total Comprehensive Income or Shareholders' Equity.

     The following table presents these components of other comprehensive income:


(millions, net of tax)                                      1998    1997   1996
                                                            ----    ----   ----
Holding gains (losses)                                       $61   $230   $(463)
Reclassification for realized gains                          (57)   (37)    (26)
                                                             ----   ----   ----
   Increase (decrease) in net unrealized securities gains
      recognized in other comprehensive income               $ 4   $193   $(489)
                                                             ====   ====   ====

                                    -26-        (1998 Annual Report p. 38)

NOTE 3 LOANS

Loans at December 31 consisted of:

(millions)                                      1998        1997
                                              ------      ------
Cardmember and Consumer Loans               $ 16,765    $ 14,981
Commercial Loans:
   Commercial and industrial                   2,265       2,793
   Mortgage and real estate                      516         490
   Loans to banks and other institutions       1,649       1,966
Other, principally policyholders' loans          671         586
                                              ------     -------
                                              21,866      20,816
Less: Reserves for credit losses                 812         707
                                              ------     -------
      Total                                 $ 21,054    $ 20,109
                                            ========    ========

Note: American Express Financial Advisors (AEFA) mortgage loans of $3.8 billion in 1998 and 1997 are included in Investment Mortgage Loans and are shown in Note 2.

The following table presents changes in Reserves for Credit Losses related to loans:

(millions)                                      1998        1997
                                             -------      ------
Balance, January 1                           $   707      $  601
Provision for credit losses                    1,165         837
Write-offs                                    (1,134)       (890)
Recoveries of amounts previously written-off      74         159
                                             -------      -------
Balance, December 31                         $   812      $  707
                                             =======      =======

                                    -27-        (1998 Annual Report p. 39)

NOTE 4 SHORT- AND LONG-TERM DEBT AND BORROWING AGREEMENTS

SHORT-TERM DEBT

At December 31, 1998 and 1997, the Company's total short-term debt outstanding was $22.6 billion and $20.6 billion, respectively, with weighted average interest rates of 5.68% and 6.12%, respectively. At December 31, 1998 and 1997, $0.5 billion and $1.6 billion, respectively, of short-term debt outstanding was covered by interest rate swaps. The year-end weighted average effective interest rates were 5.68% and 6.17% for 1998 and 1997, respectively. The Company generally paid floating rates of interest under the terms of interest rate swaps. Unused lines of credit to support commercial paper borrowing were approximately $8.2 billion at December 31, 1998.


LONG-TERM DEBT

December 31, (dollars in millions)             1998                                                  1997
                  ---------------------------------------------------------  -------------------------------------------------------
                                                      Year-End                                                 Year-End
                                          Year-End   Effective                                      Year-End   Effective
                               Notional     Stated    Interest                            Notional    Stated    Interest
                  Outstanding Amount of    Rate on   Rate with  Maturity of  Outstanding Amount of   Rate on   Rate with Maturity of
                      Balance     Swaps  Debt (a,b) Swaps (a,b)       Swaps      Balance     Swaps Debt (a,b) Swaps (a,b)      Swaps
                  ----------- ---------  ---------  ----------- -----------  ----------- --------- ---------- ----------- ----------

Notes due
   June 23, 2004        $  499       -        6.75%        -         -          $ 499         -        6.75%         -            -
Notes due
   August 12, 2002         400   $  400       6.50%     5.40%      2002           400       $400       6.50%       5.78%       2002
Notes due
   June 15, 2000           300      300      6.125%     5.34%      2000           300        300      6.125%       5.70%       2000
Notes due
   November 15, 2001       299      299      6.125%     5.54%      2001           299        299      6.125%       5.98%       2001
Notes due
   August 15, 2001         299       -        8.50%        -         -            299         -        8.50%         -            -
Floating Rate Notes due
   May 1, 2002             399      399       5.27%     5.31%      2002           399        399       5.80%       6.00%       2002
Floating Rate Notes due
   December 18, 2001       300       -        5.35%       -          -            300          -       6.03%         -           -
Other Fixed Senior Notes                                           1999-                                                       1998-
   due 1998-2022         1,631    1,315       7.10%     6.39%      2012         1,509      1,200       7.59%       6.71%       2005
Other Floating
   Senior Notes                                                    1999-                                                       1998-
   due 1998-2002         2,170      150       5.52%     5.55%      2000         3,106        320       5.94%       5.98%       1999
Other Floating Rate Notes
   due 1999-2004           486      150       6.34%     6.53%      2004           506        150       6.52%       6.70%       2004
Other Fixed Rate Notes
   due 1998-2006           236       34       4.95%     4.98%      2006           256         31       4.38%       4.40%       2006
                        ------   ------      ------    ------     -----        ------     -------      -----      -------      -----
      Total             $7,019   $3,047                                        $7,873     $3,099
                        ======   ======                                        ======     ======

(a) For floating rate debt issuances, the stated and effective interest rates were based on the respective rates at December 31, 1998 and 1997; these rates are not an indication of future interest rates.
(b) Weighted average rates were determined where appropriate.

The above interest rate swaps generally require the Company to pay a floating rate, with a predominant index of LIBOR (London Interbank Offered Rate).

     The Company paid interest (net of amounts capitalized) of $2.6 billion, $2.5 billion and $2.4 billion in 1998, 1997 and 1996, respectively.

     Aggregate annual maturities of long-term debt for the five years ending December 31, 2003 are as follows (millions): 1999, $2,126; 2000, $1,316; 2001,
$1,464; 2002, $915; and 2003, $145.


                                    -28-        (1998 Annual Report pp. 39-40)

NOTE 5 CUMULATIVE QUARTERLY INCOME PREFERRED SHARES

On July 16, 1998, American Express Company Capital Trust I, a wholly-owned subsidiary of the Company, established as a Delaware statutory business trust (the Trust), completed a public offering of 20 million shares (carrying value of $500 million) of 7.0% Cumulative Quarterly Income Preferred Shares Series I
(QUIPS) (liquidation preference of $25 per share). Proceeds of the issue were invested in Junior Subordinated Debentures (the Debentures) issued by the Company due 2028 which represent the sole assets of the Trust. The QUIPS are subject to mandatory redemption upon repayment of the Debentures at maturity or their earlier redemption. The Company has the option to redeem the Debentures, in whole or in part, at any time on or after July 16, 2003, which will result in the redemption of a corresponding amount of QUIPS.

     The Company has unconditionally guaranteed all distributions required to be made by the Trust, but only to the extent the Trust has funds legally available for such distributions. The only source of funds for the Trust is the Company's interest payments on the Debentures. The Company has the right to defer such interest payments up to 20 consecutive quarters; as a consequence, quarterly dividend payments on the QUIPS can be deferred by the Trust during any such interest payment period. If the Company defers any interest payments, the Company may not, among other things, pay any dividends on its capital stock until all interest in arrears is paid to the Trust. Distributions on the QUIPS are reported as Interest Expense in the Consolidated Statements of Income.


NOTE 6 COMMON AND PREFERRED SHARES

COMMON SHARES

In September 1998, the Company's Board of Directors authorized the Company to repurchase up to 40 million common shares over the next two to three years, subject to market conditions. In 1998, all repurchases were made under previous authorizations. The Company has repurchased approximately 97 million shares since 1994. These plans are designed to allow the Company to purchase shares systematically, both to offset the issuance of new shares as part of employee compensation plans and to reduce shares outstanding.

     Of the common shares authorized but unissued at December 31, 1998, 67 million shares were reserved for issuance for employee stock, employee benefit and dividend reinvestment plans, as well as debentures.

     In 1987, Nippon Life purchased 13 million shares of Lehman 5% Series A Preferred Stock for $508 million.

     In 1990, the Company gave Nippon Life the right to exchange these shares (subsequently exchanged by Lehman for Series B shares) into 6.24 million common shares of the Company at any time through December 1999 at an exchange price of $81.46. In 1996, Nippon Life informed the Company that it had reduced its holding of such preferred shares by approximately 30 percent but maintained the exchange rights related to the shares sold. In 1997, Nippon Life exchanged all of its remaining holdings of these preferred shares for approximately 4.4 million common shares of the Company. In January 1998, the Company purchased all of Nippon Life's remaining exchange rights.

     Common shares activity for each of the last three years ended December 31 was:

(thousands)                                    1998             1997              1996
                                             ------           ------            ------

Shares outstanding at beginning of year     466,417          472,859           483,108
Repurchases of common shares                (19,400)         (17,010)          (22,200)
Conversion of Convertible Exchangeable
   Preferred shares                              -                -              4,706
Exchange of Lehman preferred shares for
   American Express common shares                -             4,399                -
Other, primarily employee plans               3,451            6,169             7,245
                                            -------          -------           -------
Shares outstanding at end of year           450,468          466,417           472,859
                                            =======          =======           =======

                                    -29-        (1998 Annual Report p. 41)

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


NOTE 7 DERIVATIVE AND OTHER OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments for nontrading purposes to manage its exposure to interest and foreign exchange rates, financial indices and its funding costs. In addition, American Express Bank (AEB) enters into derivative contracts both to meet the needs of its clients and, to a limited extent, for proprietary trading purposes.

     There are a number of risks associated with derivatives. Market risk is the possibility that the value of the derivative financial instrument will change. The Company is not exposed to market risk related to derivatives held for nontrading purposes beyond that inherent in cash market transactions. AEB is generally not subject to market risk when it enters into a contract with a client, as it usually enters into an offsetting contract or uses the position to offset an existing exposure. AEB takes proprietary positions within approved limits. These positions are monitored daily at the local and headquarters levels against Value at Risk (VAR) limits. The Company does not enter into derivative contracts with features that would leverage or multiply its market risk.

     Credit risk related to derivatives and other off-balance sheet financial instruments is the possibility that the counterparty will not fulfill the terms of the contract. It is monitored through established approval procedures, including setting concentration limits by counterparty and country, reviewing credit ratings and requiring collateral where appropriate. For its trading activities with clients, AEB requires collateral when it is not willing to assume credit exposure to counterparties for either contract mark-to-market or delivery risk. A significant portion of the Company's transactions are with counterparties rated A or better by nationally recognized credit rating agencies. The Company also uses master netting agreements which allow the Company to settle multiple contracts with a single counterparty in one net receipt or payment in the event of counterparty default. Credit risk approximates the fair value of contracts in a gain position (asset) and totaled $0.8 billion and $1.4 billion at December 31, 1998 and 1997, respectively. The fair value represents the replacement cost and is determined by market values, dealer quotes or pricing models.

     The following tables detail information regarding the Company's derivatives at December 31:


NONTRADING                                                                 1998
                                                   -------------------------------------------------------
                                                                  Carrying Value            Fair Value
                                                   Notional       ----------------       -----------------
(millions)                                           Amount       Asset  Liability       Asset   Liability
                                                   --------       -----  ---------       -----   ---------

Interest Rate Products:
Interest rate swaps                                $ 13,548       $  81      $  72       $ 234      $  174
Interest rate caps and floors purchased               7,025          17          -          21           1
Forward rate agreements                                 384           -          -           -           -
                                                   --------       -------    ------      ------     ------
   Total Interest Rate Products                      20,957          98         72         255         175
                                                   ========       =======    ======      ======     ======
Foreign currency forward and spot contracts           5,965          49         52          59          54
Other Products                                        2,339         147         65         137          92
                                                   ---------      -------    ------      ------     ------
   Total                                           $ 29,261       $ 294      $ 189       $ 451      $  321
                                                   =========      =======    ======      ======     ======


                                    -30-        (1998 Annual Report p. 42)



                                                                           1997
                                                   -------------------------------------------------------
                                                                   Carrying Value           Fair Value
                                                   Notional        --------------          -----------
(millions)                                           Amount       Asset  Liability       Asset   Liability
                                                   --------       -----  ---------       -----   ---------
Interest Rate Products:
Interest rate swaps                                $ 12,573       $  95      $  49       $ 154       $ 102
Interest rate caps and floors purchased               6,100          27          -          20           -
Forward rate agreements                                 763           -          -           -           -
                                                   --------       ------     ------      ------      -----
   Total Interest Rate Products                      19,436         122         49         174         102
                                                   ========       ======     ======      ======      =====
Foreign currency forward and spot contracts          11,289          80         39         220         203

Other Products                                        1,876          86         44          87          52
                                                   --------       -----      -----       -----       -----
   Total                                           $ 32,601       $ 288      $ 132       $ 481       $ 357
                                                   ========       ======     =====       =====       =====



TRADING                                                                    1998
                                                  ----------------------------------------------------------
                                                                  Carrying/Fair Value     Average Fair Value
                                                   Notional       -------------------     ------------------
(millions)                                           Amount        Asset  Liability       Asset    Liability
                                                   --------       ------  ---------       -----   ----------
Interest Rate Products:
Interest rate swaps                                $  1,266       $  59      $  51       $  80       $  63
Financial futures sold                                  949           -          1           -           -
Other                                                   186           1          6           4           9
                                                   --------       ------     ------      ------      -------
   Total Interest Rate Products                       2,401          60         58          84          72
                                                   ========       ======     ======      ======      =======
Foreign Currency Products:*
Forward and spot contracts                           16,308         274        232         407         340
Foreign currency options written                      1,630           -         53           -          56
Foreign currency options purchased                    1,642          51          -          55           -
                                                   --------       ------     ------      ------      -------
   Total Foreign Currency Products                   19,580         325        285         462         396
                                                   ========       ======     ======      ======      =======
   Total                                           $ 21,981       $ 385      $ 343       $ 546       $ 468
                                                   ========       ======     ======      ======      =======



                                                                           1997
                                                  ----------------------------------------------------------
                                                                  Carrying/Fair Value     Average Fair Value
                                                   Notional       -------------------     ------------------
(millions)                                           Amount        Asset  Liability       Asset    Liability
                                                   --------       ------  ---------       -----   ----------
Interest Rate Products:
Interest rate swaps                                 $ 2,165       $  72      $  63       $  37       $  33
Other                                                   588           4         10           1           2
                                                   --------       ------    -------      ------      -------
   Total Interest Rate Products                       2,753          76         73          38          35
                                                   ========       ======    =======      ======      =======
Foreign Currency Products:*
Forward and spot contracts                           13,120         827        714         333         247
Foreign currency options written                      2,755           -         50           -          36
Foreign currency options purchased                    2,586          51          -          36           -
                                                   --------       ------    -------      ------      -------
   Total Foreign Currency Products                   18,461         878        764         369         283
                                                   ========       ======    =======      ======      =======
   Total                                            $21,214       $ 954      $ 837       $ 407       $ 318
                                                   ========       ======    ======       =====       =======

* These are predominantly contracts with clients and the related hedges of those client contracts. The Company's net trading foreign currency exposure was approximately $63 million and $38 million at December 31, 1998 and 1997, respectively.

                                    -31-        (1998 Annual Report p. 43)

The average aggregate fair values of derivative financial instruments held for trading purposes were computed based on monthly information. Net derivative trading gains of $137 million and $103 million for 1998 and 1997, respectively, were primarily due to trading in foreign currency forward and spot contracts and are included in Other Commissions and Fees.


INTEREST RATE PRODUCTS
The Company uses interest rate products, principally swaps, primarily to manage funding costs related to Travel Related Services' (TRS) Charge Card and Cardmember lending businesses. For its Charge Card products, TRS uses interest rate swaps to achieve a targeted mix of fixed and floating rate funding. For its Cardmember loans, which are linked to a floating rate base and generally reprice each month, TRS generally enters into interest rate swaps paying rates that reprice similarly with changes in the base rate of the underlying loans.

     AEB uses interest rate products to manage its portfolio of loans, deposits and, to a lesser extent, securities holdings. The termination dates of nontrading interest rate swaps are generally matched with the maturity dates of the underlying assets and liabilities.

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

     AEFA uses interest rate caps, swaps and floors to protect the margin between the interest rates earned on investments and the interest rates credited to holders of investment certificates and fixed annuities. Interest rate caps, swaps and floors generally mature within five years. The costs of interest rate caps and floors are reported in Other Assets and amortized into Interest and Dividends on a straight-line basis over the term of the contract; benefits are recognized in income when earned.

     In 1998, AEFA also began using interest rate swaps to manage the level of 1999 fee income earned on the management of fixed income securities in variable annuities and mutual funds. These swaps are used for nontrading purposes and meet the criteria for hedge accounting. Interest is accrued and reported in Other Receivables or Accounts Payable, as appropriate, and Management and Distribution Fees.

     See Note 4 for further information regarding the Company's use of interest rate products related to short-and long-term debt obligations.


FOREIGN CURRENCY PRODUCTS

The Company uses foreign currency products primarily to hedge net investments in foreign operations and to manage transactions denominated in foreign currencies. In addition, AEB enters into derivative contracts both to meet the needs of its clients and, to a limited extent, for trading purposes, including taking proprietary positions.

                                    -32-        (1998 Annual Report pp. 43-44)

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

     The Company also uses foreign currency forward contracts to hedge its firm commitments. In addition, for selected major overseas markets, the Company uses foreign currency forward contracts to hedge future income, generally for periods not exceeding one year; unrealized gains and losses are recognized currently in income. In the latter part of 1998 and 1997, foreign currency forward contracts were both sold ($569 million and $562 million, respectively) and purchased ($34 million and $92 million, respectively) to manage a majority of anticipated future cash flows in major overseas markets. The impact of these activities was not material.


OTHER PRODUCTS

Included in Other Products are purchased and written index options used by AEFA to hedge against adverse changes in the U.S. equities markets, which affect revenues earned on assets under management. Index options are carried at market value and included in Other Assets or Other Liabilities, as appropriate. Gains and losses on these options are deferred until the related revenues are earned. At December 31, 1998 and 1997, the notional value of these options was $1.2 billion and $1.0 billion, respectively.


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

December 31, (millions)                              1998        1997
                                                  -------     --------
Unused Credit Available to Cardmembers            $44,626     $37,668
Loan Commitments and Other Lines of Credit        $ 1,197     $ 1,053
Standby Letters of Credit and Guarantees          $ 1,270     $ 1,301
Commercial and Other Letters of Credit            $   400     $   618
                                                  -------     --------

                                    -33-        (1998 Annual Report p. 44)

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

     The Company issues commercial and other letters of credit to facilitate the short-term trade-related needs of its clients, which typically mature within six months. At December 31, 1998 and 1997, the Company held $829 million and $744 million, respectively, of collateral supporting standby letters of credit and guarantees and $215 million and $276 million, respectively, of collateral supporting commercial and other letters of credit.

     Other financial institutions have committed to extend lines of credit to the Company of $10.3 billion and $9.7 billion at December 31, 1998 and 1997, respectively.


NOTE 8 FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table discloses fair value information for most on- and off-balance sheet financial instruments. Certain financial instruments, such as life insurance obligations, employee benefit obligations and investments accounted for under the equity method are excluded. The fair values of financial instruments are estimates based upon market conditions and perceived risks at December 31, 1998 and 1997 and require management judgment. These figures may not be indicative of their future fair values.

December 31, (millions)                                                 1998                  1997
                                                               -------------------    --------------------
                                                               Carrying       Fair    Carrying        Fair
                                                                  Value      Value       Value       Value
                                                               --------    -------     -------     -------
FINANCIAL ASSETS
Assets for which carrying values approximate fair values       $ 55,434    $55,434     $51,037     $51,037
Investments                                                    $ 41,299    $42,166     $39,648     $40,401
Loans                                                          $ 21,258    $21,029     $20,269     $20,206
Derivative financial instruments, net                          $    147    $   172     $   273     $   241
                                                               --------    -------     -------     -------

FINANCIAL LIABILITIES
Liabilities for which carrying values approximate fair values  $ 48,404    $48,404     $44,383     $44,383
Fixed annuity reserves                                         $ 19,855    $19,145     $20,731     $19,882
Investment certificate reserves                                $  4,821    $ 4,830     $ 4,112     $ 3,979
Long-term debt                                                 $  7,019    $ 7,222     $ 7,873     $ 7,903
Separate account liabilities                                   $ 25,005    $24,179     $21,489     $20,708
                                                               --------    -------     -------     -------


                                    -34-        (1998 Annual Report p. 45)

The carrying and fair values of other off-balance sheet financial instruments are not material as of December 31, 1998 and 1997. See Notes 2 and 7 for carrying and fair value information regarding investments and derivative financial instruments. The following methods were used to estimate the fair values of financial assets and financial liabilities:


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

     Fixed Annuity Reserves: Fair values of annuities in deferral status are estimated as the accumulated value less applicable surrender charges and loans. For annuities in payout status, fair value is estimated using discounted cash flow, based on current interest rates. The fair value of these reserves excludes life insurance-related elements of $1.3 billion in 1998 and 1997.

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

     Separate Account Liabilities: Fair values of these liabilities, after excluding life insurance-related elements of $2.3 billion and $1.7 billion in 1998 and 1997, respectively, are estimated as the accumulated value less applicable surrender charges.


NOTE 9 SIGNIFICANT CREDIT CONCENTRATIONS

A credit concentration may exist if customers are involved in similar industries. The Company's customers operate in diverse economic sectors. Therefore, management does not expect any material adverse consequences to the Company's financial position to result from credit concentrations. Certain distinctions between categories require management judgment.


December 31, (dollars in millions)                      1998        1997
                                                     -------     -------
Financial institutions(a)                           $ 13,755    $ 13,074
Individuals(b)                                        82,762      74,708
U.S. Government and agencies(c)                       15,836      16,706
All other                                             25,433      25,343
                                                    --------    --------
   Total                                            $137,786    $129,831
                                                    ========    ========
Composition:
On-balance sheet                                          65%         69%
Off-balance sheet                                         35          31
                                                    --------     -------
   Total                                                 100%        100%
                                                    ========     =======

(a) Financial institutions primarily include banks, broker-dealers, insurance companies and savings and loan associations.
(b) Charge Card products have no preset spending limit; therefore, the quantified credit amount includes only Cardmember receivables recorded on the Consolidated Balance Sheets.
(c) U.S. Government and agencies represent the U.S. Government and its agencies, states and municipalities, and quasi-government agencies.


                                    -35-        (1998 Annual Report pp. 45-46)

NOTE 10 STOCK PLANS

Under the 1998 Incentive Compensation Plan and previously under the 1989 Long-Term Incentive Plan (the Plans), awards may be granted to officers and other key employees and other key individuals who perform services for the Company and its participating subsidiaries. These awards may be in the form of stock options, stock appreciation rights, restricted stock, performance grants and other awards deemed by the Compensation and Benefits Committee of the Board of Directors to be consistent with the purposes of the Plans. The Company also has options outstanding pursuant to a Directors' Stock Option Plan. Under these plans, there were a total of 53.1 million, 25.9 million and 32.1 million common shares available for grant at December 31, 1998, 1997 and 1996, respectively. Each option has an exercise price at least equal to the market price of the Company's common stock on the date of grant and a maximum term of 10 years. Options generally vest at 33 1/3 percent per year. The Company also sponsors the American Express Incentive Savings Plan, under which purchases of the Company's common shares are made by or on behalf of participating employees.

     In 1998, the Compensation and Benefits Committee adopted a restoration stock option program applicable to existing and future stock option awards. This program provides that employees who exercise options that have been outstanding at least five years by surrendering previously owned shares as payment will automatically receive a new (restoration) stock option with an exercise price equal to the market price on the date of exercise. The size of the restoration option is equal to the number of shares surrendered plus any shares surrendered or withheld to satisfy the employees' income tax requirements. The term of the restoration option, which is exercisable six months after grant, is equal to the remaining life of the original option. Senior officers must be in compliance with their stock ownership guidelines to exercise restoration options.

     The Company granted 0.1 million, 1.4 million and 1.4 million restricted stock awards with a weighted average grant date value of $88.97, $67.08 and $46.14 per share for 1998, 1997 and 1996, respectively. Restrictions generally expire four years from date of grant. The compensation cost that has been charged against income for the Company's restricted stock awards was $36 million, $48 million and $39 million for 1998, 1997 and 1996, respectively.

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

(millions, except per share amounts)    1998      1997       1996
                                     -------   -------   --------
Net income:
   As reported                       $ 2,141   $ 1,991   $ 1,901
   Pro forma                         $ 2,060   $ 1,948   $ 1,877
Basic EPS:
   As reported                       $  4.71   $  4.29   $  4.02
   Pro forma                         $  4.53   $  4.20   $  3.96
Diluted EPS:
   As reported                       $  4.63   $  4.15   $  3.89
   Pro forma                         $  4.45   $  4.07   $  3.84
                                     -------   -------   -------

The fair  value  of each  option  is  estimated  on the  date of  grant  using a
Black-Scholes   option-pricing   model  with  the  following   weighted  average
assumptions used for grants in 1998, 1997 and 1996, respectively:

                                        1998       1997      1996
                                      ------    -------   -------
Dividend yield                           2.0%       2.6%      3.1%
Expected volatility                       23%        20%       23%
Risk-free interest rate                  5.5%       6.2%      5.9%
Expected life of stock option        5 years    5 years   7 years
                                     -------    --------  --------


                                    -36-        (1998 Annual Report pp. 46-47)

The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated increases. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The weighted average fair value per option was $21.70, $14.76 and $11.43 for options granted during 1998, 1997 and 1996, respectively.


     A summary of the status of the Company's stock option plans as of December 31 and changes during each of the years then ended is presented below:


                                    1998                      1997                     1996
                           ----------------------    ----------------------     ----------------------
(shares in thousands)                     Weighted                Weighted                    Weighted
                                           Average                 Average                     Average
                           Shares   Exercise Price   Shares Exercise Price      Shares  Exercise Price
                           ------   --------------   ------  --------------     ------  --------------

Outstanding at beginning
   of year                 20,041        $   44.32   21,116        $32.60       23,479        $  27.41
Granted                    11,494        $   88.53    6,295        $66.74        5,778        $  46.02
Exercised                  (4,410)       $   35.16   (6,566)       $27.65       (7,104)       $  25.64
Forfeited/Expired          (1,572)       $   65.87     (804)       $48.12       (1,037)       $  38.49
                          --------       ---------   -------       ------       -------       --------
Outstanding at end
   of year                 25,553        $   64.46   20,041        $44.32       21,116        $  32.60
                          --------       ---------   -------       ------       -------       --------
Options exercisable at end
   of year                  9,718        $   40.11    9,124        $30.58       10,641        $  26.05
                          --------       ---------   -------       ------       -------       --------

The following table summarizes information about the stock options outstanding at December 31, 1998:


                                                 Options Outstanding               Options Exercisable
                               ---------------------------------------------   --------------------------
(shares in thousands)                               Weighted
                                                     Average        Weighted                     Weighted
                                    Number         Remaining         Average       Number         Average
Range of Exercise Prices       Outstanding  Contractual Life  Exercise Price  Exercisable  Exercise Price
                               -----------  ----------------  --------------  -----------  ---------------
$19.40 - $39.99                      5,745               4.9        $  28.65        5,745         $ 28.65
$40.00 - $49.99                      3,686               7.1        $  45.90        2,208         $ 45.88
$50.00 - $79.99                      5,185               8.1        $  66.61        1,575         $ 66.38
$80.00 - $113.97                    10,937               8.9        $  88.51          190         $101.71
                                   -------              -----      ---------        ------        --------
$19.40 - $113.97                    25,553               7.6        $  64.46        9,718         $ 40.11


                                    -37-        (1998 Annual Report p. 48)

NOTE 11 RETIREMENT PLANS

PENSION PLANS

In 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which revises employers' disclosures about pension and other postretirement benefit plans. The following disclosures reflect the requirements of the new rule.

     The Company sponsors the American Express Retirement Plan (the Plan), a noncontributory defined benefit plan, under which the cost of retirement benefits for eligible employees in the United States is measured by length of service, compensation and other factors and is currently being funded through a trust. In addition, the Company sponsors an unfunded, nonqualified supplemental plan. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended. Employees' accrued benefits are based on nominal account balances which are maintained for each individual and are credited with additions equal to a percentage, based on age plus service, of base pay, certain commissions and bonuses, overtime and shift differential, each pay period. Employees' balances are also credited annually with a fixed rate of interest based on the daily average of published five-year Treasury Note yields. Lump sum payout at termination or retirement is available.

     Most employees outside the United States are covered by local retirement plans, some of which are funded, or receive payments at the time of retirement or termination under applicable labor laws or agreements. Benefits under these local plans are generally expensed and are not funded.

     Plan assets consist  principally  of equities and fixed income  securities.

     Net pension cost consisted of the following components:

(millions)                                    1998      1997      1996
                                              ----      ----      ----
Service cost                                   $88       $76       $77
Interest cost                                   90        82        77
Expected return on plan assets                 (91)      (86)      (78)
Amortization of:
   Prior service cost                           (9)       (9)       (9)
   Transition obligation                         1         1         2
   Reversion gain                               (4)       (4)       (4)
Recognized net actuarial loss                    3         -         4
Settlement/Curtailment gain                    (15)      (11)      (12)
                                              -----     -----     -----
Net periodic pension benefit cost              $63       $49       $57
                                              =====     =====     =====

The funded status of the Company's pension plans is based on valuations as of September 30. The following tables provide a reconciliation of the changes in the plans' benefit obligation and fair value of assets:



                                    -38-        (1998 Annual Report pp. 48-49)



Reconciliation of change in benefit obligation
(millions)                                                       1998      1997
                                                              -------   -------
Benefit obligation at October 1,                              $ 1,199   $ 1,040
Service cost                                                       88        76
Interest cost                                                      90        82
Benefits paid                                                     (43)      (39)
Actuarial loss                                                    156       103
Settlements/Curtailments                                          (81)      (40)
Foreign currency exchange rate changes                              4       (23)
                                                              -------   -------
Benefit obligation at September 30,                           $ 1,413   $ 1,199
                                                              =======   ========


Reconciliation of change in fair value of plan assets

(millions)                                                       1998      1997
                                                              -------   -------
Fair value of plan assets at October 1,                       $ 1,279   $ 1,103
Actual return on plan assets                                        2       228
Employer contributions                                             47        39
Benefits paid                                                     (43)      (39)
Settlements/Curtailments                                          (71)      (41)
Foreign currency exchange rate changes                              2       (11)
                                                               ------   -------
Fair value of plan assets at September 30,                    $ 1,216   $ 1,279
                                                              =======   ========
The following table reconciles the plans' funded status to
the amounts recognized on the Consolidated Balance Sheets:


Funded status

(millions)                                                       1998      1997
                                                                -----     -----
Funded status at September 30,                                  $(197)    $  80
Unrecognized net actuarial loss (gain)                             38      (198)
Unrecognized prior service cost                                   (67)      (75)
Unrecognized net transition obligation                              4         5
Fourth quarter contributions (net of benefit payments)             20         9
                                                                -----     -----
Net amount recognized at December 31,                           $(202)    $(179)
                                                                ======    ======
The following table provides the amounts recognized on the
Consolidated  Balance Sheets as of December 31:

(millions)                                                      1998       1997
                                                               -----      -----
Accrued benefit liability                                      $(294)     $(242)
Prepaid benefit cost                                              78         53
Intangible asset                                                  14         10
                                                               -----      -----
Net amount recognized at December 31,                          $(202)     $(179)
                                                               ======     ======


The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $540 million, $477 million and $286 million, respectively, as of December 31, 1998, and $186 million, $153 million and $8 million, respectively, as of December 31, 1997.

     The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

                                    -39-        (1998 Annual Report pp. 49-50)


     The weighted average assumptions used in the Company's defined benefit plans were:

                                                              1998         1997
                                                              ----         ----
Discount rates                                                6.6%         7.3%
Rates of increase in compensation levels                      4.1%         4.6%
Expected long-term rates of return on assets                  9.3%         9.1%
                                                              ----         ----

The Company also has a defined contribution retirement plan, principally involving a profit sharing plan and a 401(k) savings plan, covering most employees in the United States. The defined contribution plan expense was $106 million, $101 million and $98 million in 1998, 1997 and 1996, respectively.

OTHER POSTRETIREMENT BENEFITS
The Company sponsors postretirement benefit plans that provide health care, life insurance and other postretirement benefits to retired U.S. employees. Net periodic postretirement benefit expenses were $17 million, $15 million and $18 million in 1998, 1997 and 1996, respectively. The liabilities recognized on the Consolidated Balance Sheets for the Company's defined postretirement benefit plans (other than pension plans) at December 31, 1998 and 1997 were $204 million.

NOTE 12 INCOME TAXES

The provisions for income taxes were:

(millions)                                    1998           1997           1996
                                              ----           ----           ----
Federal                                       $465           $453           $468
State and local                                 35             46             74
Foreign                                        284            260            221
                                              ----           ----           ----
   Total                                      $784           $759           $763
                                              ====           ====           ====


Accumulated net earnings of certain foreign subsidiaries, which totaled $1.2 billion at December 31, 1998, are intended to be permanently reinvested outside the United States. Accordingly, federal taxes, which would have aggregated $249 million, have not been provided on those earnings.

     The current and deferred components of the provision for income taxes were:

(millions)                                   1998           1997           1996
                                             ----           ----           ----
Current                                      $883           $824           $846
Deferred                                      (99)           (65)           (83)
                                             ----           ----           ----
   Total                                     $784           $759           $763
                                             ====           ====           ====

                                    -40-        (1998 Annual Report pp. 50-51)

The Company's net deferred tax assets at December 31 were:

(millions)                                                 1998             1997
                                                          -----            -----
Deferred tax assets                                      $2,921           $2,767
Deferred tax liabilities                                  1,680            1,609
                                                         ------           ------
Net deferred tax assets                                  $1,241           $1,158
                                                         ======           ======


Deferred tax assets primarily reflect: reserves not yet deducted for tax purposes of $1.8 billion for both years and deferred Cardmember fees of $225 million and $238 million at December 31, 1998 and 1997, respectively. Deferred tax liabilities for 1998 and 1997 mainly comprise deferred acquisition costs of $853 million and $826 million, respectively; liabilities related to SFAS No. 115 of $320 million and $318 million, respectively; and accelerated depreciation of $158 million and $150 million, respectively.

     The principal reasons that the aggregate income tax provision is different from that computed by using the U.S. statutory rate of 35 percent are:

(millions)                                           1998       1997       1996
                                                    -----      -----      -----
Combined tax at U.S. statutory rate                $1,024      $ 962      $ 933
Changes in taxes resulting from:
   Tax-exempt interest income                        (122)      (132)      (153)
   Tax-exempt element of dividend income              (38)       (22)       (22)
   Foreign income taxed at rates other than
      U.S. statutory rate                             (44)       (13)       (35)
   State and local income taxes                        23         29         47
All other                                             (59)       (65)        (7)
                                                    ------     ------     ------
Income tax provision                               $  784      $ 759      $ 763
                                                   =======     ======     ======

Net income taxes paid by the Company during 1998, 1997 and 1996 were $977 million, $878 million and $548 million, respectively, and include estimated tax payments and cash settlements relating to prior tax years.

     The items composing comprehensive income in the Consolidated Statements of Shareholders' Equity are presented net of income tax provision (benefit). The changes in net unrealized securities gains are presented net of tax provision (benefit) of $2 million, $104 million and ($263 million) for 1998, 1997 and 1996, respectively. Foreign currency translation adjustments are presented net of tax (benefits) of ($8 million), ($4 million) and ($2 million) for 1998, 1997 and 1996, respectively.


                                    -41-        (1998 Annual Report p. 51)

NOTE 13 EARNINGS PER COMMON SHARE

SFAS No. 128, "Earnings per Share," requires the presentation of basic and diluted earnings per common share (EPS) in the income statement. Under these requirements, basic EPS is computed using the average actual shares outstanding during the period. Diluted EPS is basic EPS adjusted for the dilutive effect of stock options, restricted stock awards (RSAs) and other securities that may be converted into common shares. The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations:

     (millions, except per share amounts)              1998        1997     1996
                                                     ------      ------   ------
Numerator:
Net income                                            $2,141     $1,991   $1,901
Less: Preferred dividends                                  -          -        5
                                                      ------     ------   ------
Numerator for basic EPS                               $2,141     $1,991   $1,896
                                                      ======     ======   ======
Effect of dilutive securities:
   7.75% Convertible Preferred Shares                      -         -         5
                                                      ------     ------   ------
Numerator for diluted EPS                             $2,141     $1,991   $1,901
                                                      ======     ======   ======
Denominator:
Denominator for basic EPS- weighted-average shares     454.4      464.2    472.2

Effect of dilutive securities:
   Stock Options and RSAs                                8.3        8.8      8.2
   5% Exchangeable Lehman Brothers Holdings, Inc.
      Preferred Shares (see Note 6)                        -        6.1      6.2
   7.75% Convertible Preferred Shares                      -          -      1.6
   Other                                                 0.1        0.1      0.1
                                                      ------     ------  -------
   Potentially dilutive common shares                    8.4       15.0     16.1
                                                      ------     ------  -------
Denominator for diluted EPS                            462.8      479.2    488.3
                                                      ======     ======  =======
Basic EPS                                             $ 4.71     $ 4.29   $ 4.02
                                                      ------     ------  -------
Diluted EPS                                           $ 4.63     $ 4.15   $ 3.89
                                                      ------     ------  -------

NOTE 14 RESTRUCTURING CHARGE

In the fourth quarter of 1996, the Company recorded a $138 million charge ($216 million pretax) primarily for restructuring costs related to a series of reengineering initiatives that were implemented in 1997. Of the total charge, $125 million ($196 million pretax) related to TRS, approximately two-thirds of which applied to international businesses. Most of the remaining $13 million ($20 million pretax) was due to the early retirement of debt at the Corporate level. The pretax charge was included in Other Expenses in the Consolidated Statements of Income. The TRS restructuring charge included $109 million pretax in severance costs and $87 million pretax to close certain leased facilities, to consolidate or outsource certain operations and to write-down certain assets. As of December 31, 1997, the Company had substantially completed all restructuring activities.

                                    -42-        (1998 Annual Report p. 52)

NOTE 15 INDUSTRY SEGMENTS AND GEOGRAPHIC OPERATIONS

INDUSTRY SEGMENTS
In 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." As a result, the Travelers Cheque operations, which were previously included in the TRS segment, have been reported in the same segment as AEB since January 1, 1998, consistent with our management structure.

     The Company is principally engaged in providing travel related, financial advisory and international banking services throughout the world. TRS' products and services include, among others, Charge Cards, consumer lending products, and corporate and consumer travel services. American Express Financial Advisors' services and products include financial planning and advice, investment advisory services and a variety of products, including insurance and annuities, investment certificates and mutual funds. American Express Bank/Travelers Cheque (AEB/TC) products and services include Travelers Cheques and providing correspondent, corporate and private banking, consumer financial services and global trading. The Company operates on a global basis, although the principal market for financial advisory services is the United States.

     The following table presents certain information regarding these industry segments at December 31, 1998, 1997 and 1996 and for each of the years then ended.


                                                         American
                                              American    Express
                                     Travel    Express      Bank/   Corporate  Adjustments
                                    Related  Financial  Travelers         and          and
(millions)                         Services   Advisors     Cheque       Other Eliminations Consolidated
                                   --------  ---------  ---------   --------- ------------ ------------
1998
----
Revenues                            $13,237    $ 5,095    $ 1,002      $  112     $  (314)   $ 19,132
Interest and dividends, net             283      2,437        620         103        (166)      3,277
Cardmember lending
   net finance charge revenue         1,354          -          -           -           -       1,354
Interest expense                        959         21         28         149        (158)        999
Pretax income (loss)                  2,064      1,192       (129)       (202)          -       2,925
Income tax provision (benefit)          700        374       (172)       (118)          -         784
                                    -------    -------    -------      ------     -------    --------
Net income (loss)                     1,364        818         43         (84)          -       2,141
                                    -------    -------    -------      ------     -------    --------
Assets                              $44,682    $64,637    $18,496      $3,606     $(4,488)   $126,933
                                    -------    -------    -------      ------     -------    --------
1997
----
Revenues                            $12,214    $ 4,599    $ 1,124      $  123     $  (300)   $ 17,760
Interest and dividends, net             295      2,339        649         101        (209)      3,175
Cardmember lending
   net finance charge revenue         1,244          -          -           -           -       1,244
Interest expense                        921         18         33         129        (177)        924
Pretax income (loss)                  1,785      1,022        249        (306)          -       2,750
Income tax provision (benefit)          621        315        (23)       (154)          -         759
                                    -------    -------    -------      ------     -------    --------
Net income (loss)                     1,164        707        272        (152)          -       1,991
                                    -------    -------    -------      ------     -------    --------
Assets                              $40,700    $59,828    $19,573      $3,374     $(3,472)   $120,003
                                    -------    -------    -------      ------     -------    --------


                                    -43-        (1998 Annual Report p. 53)

                                                         American
                                              American    Express
                                     Travel    Express      Bank/   Corporate  Adjustments
                                    Related  Financial  Travelers         and          and
(millions)                         Services   Advisors     Cheque       Other Eliminations Consolidated
                                   --------  ---------  ---------   ---------------------  ------------
1996
----
Revenues                            $11,357   $  4,110   $  1,066    $    129    $   (282)     $ 16,380
Interest and dividends, net             438      2,267        657         112        (185)        3,289
Cardmember lending
   net finance charge revenue         1,068          -          -           -           -         1,068
Interest expense                      1,037         19         33         180        (153)        1,116
Pretax income                         1,414        885        214         151           -         2,664
Income tax provision (benefit)          488        291        (33)         17           -           763
                                    -------   --------   --------    --------    --------      ---------
Net income                              926        594        247         134           -         1,901
                                    -------   --------   --------    --------    --------      ---------
Assets                              $36,414   $ 52,670   $ 18,870    $  3,158    $ (2,600)     $108,512
                                    -------   --------   ---------   --------    ---------     ---------

     Income tax provision (benefit) is calculated on a separate return basis; however, benefits from operating losses, loss carrybacks and tax credits (principally foreign tax credits) recognizable for the Company's consolidated reporting purposes are allocated based upon the tax sharing agreement among members of the American Express Company consolidated U.S. tax group.

     Assets are those that are used or generated exclusively by each industry segment. The adjustments and eliminations required to determine the consolidated amounts shown above consist principally of the elimination of intersegment amounts.


GEOGRAPHIC OPERATIONS
The following table presents the Company's revenues and pretax income (loss) in different geographic regions.

                                                        Adjustments
                       United            Asia/     All          and
(millions)             States  Europe  Pacific   Other Eliminations Consolidated
                      -------  ------  -------   ----- ------------ ------------
1998
----
Revenues              $14,535  $2,476   $1,332  $1,444       $ (655)     $19,132
Pretax income (loss)  $ 2,520  $  340   $  (59) $  124           -       $ 2,925

1997
----
Revenues              $13,449  $2,209   $1,378  $1,277       $ (553)     $17,760
Pretax income         $ 2,111  $  219   $  256  $  164           -       $ 2,750

1996
----
Revenues              $12,107  $2,123   $1,355  $1,129       $ (334)     $16,380
Pretax income         $ 2,083  $  210   $  257  $  114           -       $ 2,664


Most services of the Company are provided on an integrated worldwide basis. Therefore, it is not practical to separate precisely the U.S. and international services. Accordingly, the data in the above table are, in part, based upon internal allocations, which necessarily involve management judgments.

                                    -44-        (1998 Annual Report p. 54)

NOTE 16 LEASE COMMITMENTS AND OTHER CONTINGENT LIABILITIES

The Company leases certain office facilities and operating equipment under noncancellable and cancellable agreements. Total rental expense amounted to $388 million, $384 million and $397 million in 1998, 1997 and 1996, respectively. At December 31, 1998, the minimum aggregate rental commitment under all noncancellable leases (net of subleases) was (millions): 1999, $290; 2000, $236; 2001, $201; 2002, $153; 2003, $113 and thereafter, $1,216.

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

     At December 31, 1998, the aggregate amount of net assets of subsidiaries that may be transferred to the parent Company was approximately $6.8 billion. Should specific additional needs arise, procedures exist to permit immediate transfer of short-term funds between the Company and its subsidiaries, while complying with the various contractual and regulatory constraints on the internal transfer of funds.

NOTE 18 QUARTERLY FINANCIAL DATA (UNAUDITED)

(millions, except per share amounts)         1998                        1997
                             -----------------------------   ------------------------------
Quarter Ended                 12/31    9/30    6/30    3/31   12/31    9/30    6/30    3/31
Revenues                     $5,062  $4,787  $4,761  $4,521  $4,674  $4,500  $4,422  $4,164
Pretax income                   713     799     800     614     690     718     702     640
Net income                      530     574     578     460     493     524     520     454
Earnings per common share:
   Basic                       1.18    1.27    1.27    1.00    1.07    1.13    1.12     .97
   Diluted                     1.16    1.25    1.24     .98    1.04    1.10    1.08     .94
Cash dividends declared per
   common share                .225    .225    .225    .225    .225    .225    .225    .225
Common share prices:
   High                      109.06  118.63  114.00   98.13   91.50   85.25   79.75   70.00
   Low                        67.00   68.00   91.88   78.38   72.00   73.69   57.50   53.63
                             ------------------------------  ------------------------------



                                    -45-        (1998 Annual Report p. 55)

REPORT OF ERNST & YOUNG LLP INDEPENDENT AUDITORS


THE SHAREHOLDERS AND BOARD OF DIRECTORS
OF AMERICAN EXPRESS COMPANY

We have audited the accompanying consolidated balance sheets of American Express Company as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the management of American Express Company. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Express Company at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP
    New York, New York
    February 4, 1999









                                    -46-        (1998 Annual Report p. 56)

           CONSOLIDATED FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA


(millions, except per share amounts and where indicated by *)
                                                                1998        1997        1996        1995        1994
                                                             -------     --------    --------    -------      ------
OPERATING RESULTS
Revenues                                                    $ 19,132    $ 17,760    $ 16,380     $15,921    $ 14,342
Percent increase*                                                  8%          8%          3%         11%          8%
Expenses                                                      16,207      15,010      13,716      13,738      12,451
Income from continuing operations:
   As reported                                                 2,141       1,991       1,901       1,564       1,380
   Adjusted(a)                                                 2,201       1,991       1,739       1,564       1,380
Net income                                                     2,141       1,991       1,901       1,564       1,413
Return on average shareholders' equity(b)*                      24.0%       23.5%       22.8%       22.0%       20.3%
                                                              -------------------------------------------------------
BALANCE SHEET
Cash and cash equivalents                                   $  4,092    $  4,179    $  2,677    $  3,200    $  3,433
Accounts receivable and accrued interest, net                 22,224      21,774      20,491      19,914      17,147
Investments                                                   41,299      39,648      38,339      42,561      40,108
Loans, net                                                    21,054      20,109      18,518      16,091      14,722
Total assets                                                 126,933     120,003     108,512     107,405      97,006
Customers' deposits                                           10,398       9,444       9,555       9,889      10,013
Travelers Cheques outstanding                                  5,823       5,634       5,838       5,697       5,271
Insurance and annuity reserves                                25,433      26,165      25,674      25,157      24,849
Short-term debt                                               22,605      20,570      18,402      17,654      14,810
Long-term debt                                                 7,019       7,873       6,552       7,570       7,162
Shareholders' equity                                           9,698       9,574       8,528       8,220       6,433
                                                            ---------------------------------------------------------
COMMON SHARE STATISTICS
Earnings per share from continuing operations:
   Basic                                                    $   4.71    $   4.29    $   4.02    $   3.19    $   2.74
   Basic adjusted(a)                                        $   4.84    $   4.29    $   3.67    $   3.19    $   2.74
   Diluted                                                  $   4.63    $   4.15    $   3.89    $   3.10    $   2.69
   Diluted adjusted(a)                                      $   4.76    $   4.15    $   3.56    $   3.10    $   2.69
   Percent increase (decrease)*:
   Basic*                                                         10%          7%         26%         16%        (16%)
   Basic adjusted(a)*                                             13%         17%         15%         16%         17%
   Diluted*                                                       12%          7%         25%         15%        (15%)
   Diluted adjusted(a)*                                           15%         17%         15%         15%         16%
Earnings per share:
   Basic                                                    $   4.71    $   4.29    $   4.02    $   3.19    $   2.81
   Diluted                                                  $   4.63    $   4.15    $   3.89    $   3.10    $   2.75
Cash dividends declared per share:
   Actual                                                   $    .90    $    .90    $    .90    $    .90    $   .925
   Pro forma                                                $    .90    $    .90    $    .90    $    .90    $    .90
Book value per share:
   Actual                                                   $  21.53    $  20.53    $  18.04    $  16.60    $  12.57
   Pro forma(b)                                             $  20.24    $  19.29    $  17.22    $  14.79    $  13.35
Market price per share:
   High                                                     $ 118.63    $  91.50    $  60.38    $  45.13    $  32.00
   Low                                                      $  67.00    $  53.63    $  38.63    $  29.00    $  23.17
   Close                                                    $ 102.50    $  89.25    $  56.50    $  41.38    $  29.50
Average common shares outstanding for earnings per share:
   Basic                                                         454         464         472         485         492
   Diluted                                                       463         479         488         499         512
Shares outstanding at year end                                   450         466         473         483         496
Number of shareholders of record*                             51,597      53,576      55,803      57,010      60,520

OTHER STATISTICS
Number of employees at year end:
   United States*                                             50,266      44,691      43,688      41,700      43,421
   Outside United States*                                     34,466      28,929      28,611      28,647      28,991
                                                            ---------------------------------------------------------
      Total*                                                  84,732      73,620      72,299      70,347      72,412
                                                            ---------------------------------------------------------

Note: Historical common share prices for 1994 have been adjusted to reflect the Lehman spin-off at a ratio based on the trading prices of the Company's common shares and shares of Lehman common stock on May 31, 1994. Pro forma cash dividends declared have also been adjusted to reflect the Lehman spin-off.

(a) 1998 is adjusted to exclude the following first quarter items: $138 million credit loss provision at American Express Bank relating to its Asia/Pacific portfolio, as well as income of $78 million representing gains on the sale of First Data Corporation shares and a preferred dividend based on Lehman Brothers' earnings. 1996 is adjusted to exclude a $300 million gain on the exchange of the Company's DECS and a $138 million restructuring charge.

(b) Return on average shareholders' equity is based on adjusted income from continuing operations in 1996 and excludes the effect of SFAS No. 115. In addition, book value per share excludes the effect of SFAS No. 115.


                                    -47-        (1998 Annual Report p. 57)