Form 10-K, Exhibit 13
period 1999-12-31
AMERICAN EXPRESS CO
filed 2000-03-29
CIK 4962

Exhibit 13

                            FINANCIAL REVIEW
                    CONSOLIDATED RESULTS OF OPERATIONS

1999 was a very good year for American Express (the company). We delivered strong financial results while also making significant investments to develop our business. We had exceptional growth in cards-in-force in both the United States and internationally, introduced many new products and had solid improvement in our international card and travel business volumes despite economic weakness overseas. We also had continued success at American Express Financial Advisors (AEFA) with strong sales growth, increased assets under management, better investment performance and a higher number of advisors. The company's 1999 results met or exceeded its long-term targets of achieving, on average and over time: 12 to 15 percent earnings per share growth, at least 8 percent growth in revenues and return on equity of 18 to 20 percent.

  The company reported record 1999 net income of $2.48 billion, 16 percent higher than the $2.14 billion in 1998. The 1998 results include several first quarter items: a $138 million (after-tax) credit loss provision at American Express Bank (AEB) relating to its Asia/Pacific portfolio, as well as income in the Corporate segment of $78 million (after-tax) representing gains on the sale of First Data Corporation (FDC) shares and a preferred dividend based on Lehman Brothers' earnings. Excluding these items, 1999 net income rose 12 percent.

  Diluted earnings per share were $5.42, $4.63 and $4.15 in 1999, 1998 and 1997, respectively. After adjusting 1998 for the above-mentioned AEB credit loss provision and the Corporate gains, diluted earnings per share were $4.76 for that year. On this basis, 1999 and 1998 earnings per share rose 14 percent and 15 percent, respectively.

  Consolidated net revenues on a managed basis rose 13 percent in 1999 to $19.5 billion, compared with $17.2 billion in 1998, which represented 9 percent growth from the prior year. Contributing to both years' results were increases in worldwide billed business, higher management and distribution fees, greater Cardmember loans outstanding, and travel acquisitions; the 1998 results also reflect improved interest margins in Cardmember lending.

  This financial review is presented on the basis used by management to evaluate operations. It differs in two respects from the accompanying financial statements, which are prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). First, results are presented as if there had been no asset securitizations at Travel Related Services (TRS). This format is generally termed on a "managed basis." Second, revenues are shown net of AEFA's provisions for annuities, insurance and investment certificates products, which are essentially spread businesses.

  In January 2000, the company's Board of Directors voted for a three-for-one split of the company's common stock, subject to shareholder approval of an increase in authorized shares at the company's annual meeting in April
2000.

                                    -1-        (1999 Annual Report p. 26)

                          TRAVEL RELATED SERVICES

RESULTS OF OPERATIONS

STATEMENTS OF INCOME
(Managed Basis)

(Millions)
Years Ended December 31,                            1999             1998              1997
                                                --------         --------          --------
Net Revenues:
  Discount Revenue                              $  6,741         $  6,115          $  5,666
  Net Card Fees                                    1,604            1,584             1,609
  Travel Commissions and Fees                      1,802            1,647             1,489
  Other Revenues                                   2,827            2,225             2,002
  Lending:
    Finance Charge Revenue                         2,884            2,470             2,105
    Interest Expense                                 955              810               694
                                                --------         --------          --------
       Net Finance Charge
         Revenue                                   1,929            1,660             1,411
                                                --------         --------          --------
         Total Net Revenues                       14,903           13,231            12,177
                                                --------         --------          --------
Expenses:
  Marketing and Promotion                          1,215            1,094               990
  Provision for Losses and Claims:
    Charge Card                                      995              994             1,105
    Lending                                        1,186            1,093               937
    Other                                             56               56                57
                                                --------         --------          --------
       Total                                       2,237            2,143             2,099
   Charge Card Interest Expense                    1,055            1,040               973
   Human Resources                                 3,860            3,544             3,076
   Other Operating Expenses                        4,149            3,346             3,254
                                                --------         --------          --------
         Total Expenses                           12,516           11,167            10,392
                                                --------         --------          --------
Pretax Income                                      2,387            2,064             1,785
Income Tax Provision                                 825              700               621
                                                --------         --------          --------
Net Income                                      $  1,562         $  1,364          $  1,164
                                                ========         ========          ========

Travel Related Services reported earnings of $1.56 billion in 1999, a 15 percent increase from $1.36 billion in 1998. 1997 earnings were $1.16 billion.


  TRS' net revenues on a managed basis rose 13 percent and 9 percent in 1999 and 1998, respectively, compared with the previous year. In both years, TRS' net revenues benefited from growth in worldwide billed business, Cardmember loans outstanding and higher travel commissions and fees. 1998 results also reflect wider interest margins. In both 1999 and 1998, growth in billed business was due to higher average spending per Basic Cardmember and growth in average cards outstanding. Greater average spending per Basic Cardmember resulted from several factors, including the benefits of rewards programs and expanded merchant coverage. The increase in U.S. cards during 1999 reflects a greater level of consumer and small business services card acquisition activities, as well as the successful launch of new products, including Blue and co-branded Costco cards. The international increase in both 1999 and 1998 includes growth in proprietary products, as well as the addition of a substantial number of new network cards over the past two years.

                                    -2-        (1999 Annual Report p. 26)

  Discount revenue rose 10 percent in 1999 and 8 percent in 1998 as a result of higher worldwide billed business, which increased despite (i) a general tightening of corporate travel and entertainment expenses which began in the latter half of 1998 and (ii) the company's decision to withdraw from the U.S. Government Card business in the fourth quarter of 1998, which caused the cancellation of 1.6 million U.S. Government cards, representing approximately $3.5 billion in annualized spending. The 1999 growth in billed business is primarily the result of increases in retail and "everyday spend" categories.

  Net card fees increased slightly in 1999, reflecting growth in cards-in-force; in 1998, net card fees decreased due to declines in consumer charge cards and the effect of TRS' strategy of building its lending portfolio through the issuance of low- and no-fee credit cards. Travel commissions and fees improved in both years as a result of acquisitions during 1998; these acquisitions increased revenues and expenses but did not have a material effect on net income. Both 1999 and 1998 includes increased travel sales volumes, offset in part by the continued efforts by airlines to reduce distribution costs and by corporate travel and entertainment expense containment efforts. The increase in other revenues in 1999 and 1998 include the effect of acquisitions and higher fee income; in addition 1998 benefited from greater card assessments. Lending net finance charge revenue rose 16 percent and 18 percent in 1999 and 1998, respectively, from higher worldwide lending balances. In 1999, this increase was partly offset by a narrowing of interest margins in the U.S. portfolio, as a greater portion of the portfolio was on lower introductory rates; in 1998, interest margins widened, as a smaller portion of the portfolio was on introductory rates.

                                    -3-        (1999 Annual Report p. 27)

SELECTED STATISTICAL INFORMATION

(Billions, except percentages
and where indicated)
Years Ended December 31,                  1999          1998           1997
                                     ---------     ---------       --------
Total Cards-In-Force (millions):
  United States                           29.9          27.8           29.6
  Outside the United States               16.1          14.9           13.1
                                     ---------     ---------       --------
    Total                                 46.0          42.7           42.7
                                     ---------     ---------       --------
Basic Cards-In-Force (millions):
  United States                           23.4          21.7           23.3
  Outside the United States               12.3          11.5           10.0
                                     ---------     ---------       --------
    Total                                 35.7          33.2           33.3
                                     ---------     ---------       --------
Card Billed Business:
  United States                      $   186.4     $   165.6       $  150.5
  Outside the United States               67.7          61.9           58.7
                                     ---------     ---------       --------
    Total                            $   254.1     $   227.5       $  209.2
                                     ---------     ---------       --------
Average Discount Rate*                    2.72%         2.73%          2.73%
Average Basic Cardmember
  Spending (dollars)*                $   7,758     $   6,885       $  6,473
Average Fee per Card -
  Managed (dollars)*                 $      39     $      38       $     39
Travel Sales                         $    22.5     $    19.9       $   17.4
  Travel Commissions and
    Fees/Sales                             8.0%          8.3%           8.6%
Managed Charge Card
  Receivables:**
  Total Receivables                  $    27.0     $    24.0       $   23.5
  90 Days Past Due as a % of Total         2.5%          2.7%           3.1%
  Loss Reserves (millions)           $     857     $     897       $    951
     % of Receivables                      3.2%          3.7%           4.0%
     % of 90 Days Past Due                 126%          138%           132%
  Net Loss Ratio                          0.41%         0.46%          0.50%
Managed U.S. Cardmember
  Lending:**
  Total Loans                        $    23.4     $    16.7       $   14.6
  Past Due Loans as a % of Total:
     30-89 Days                            1.8%          2.2%           2.4%
     90+ Days                              0.8%          0.9%           1.1%
  Loss Reserves (millions):
     Beginning Balance               $     619     $     589       $    488
       Provision                           994           961            867
       Net Charge-Offs/Other              (941)         (931)          (766)
                                     ---------     ---------       --------
     Ending Balance                  $     672     $     619       $    589
                                     ---------     ---------       --------
     % of Loans                            2.9%          3.7%           4.0%
     % of Past Due                         110%          120%           116%
  Average Loans                      $    18.9     $    15.0       $   13.3
  Net Write-Off Rate                       5.0%          6.4%           6.0%
  Net Interest Yield                       8.6%          9.5%           9.1%


* Computed excluding cards issued by strategic alliance partners and independent operators as well as business billed on those cards.

** Managed Cardmember receivables and loans include securitized assets not reflected on the Consolidated Balance Sheets.

                                    -4-        (1999 Annual Report p. 27)

The growth in marketing and promotion expense in both years reflected higher media and merchant-related advertising costs; 1999 also included expenses related to expanded card acquisition efforts. In 1999, the worldwide Charge Card provision was essentially unchanged from the prior year, as higher volumes were offset by lower loss rates; the decline in 1998 resulted from improved loss rates. The worldwide lending provision rose in both 1999 and 1998 due to portfolio growth; the increase for 1999 was partly offset by improved credit quality; the higher provision in 1998 also includes greater bankruptcy losses. Charge Card interest expense rose in 1999 and 1998 as a result of higher volumes, partly offset by lower borrowing rates. The growth in human resources expense in both years was primarily due to acquisitions, merit increases, greater contract programmer costs for technology-related projects, and larger business volumes. Other operating expenses rose in 1999 and 1998 due to Cardmember loyalty programs, business growth and investment spending.

EFFECT OF SECURITIZATIONS
TRS securitizes loans and receivables in the normal course of its business. The above statements of income and related discussion present TRS results on a managed basis, as if there had been no securitization transactions. The effect of securitizations is to remove the securitized loans and receivables from TRS' balance sheet. TRS continues to service the accounts and receives a fee for doing so. On a GAAP basis, each new loan securitization results in a reduction in a previously established reserve for losses and the recognition of the present value of the future net cash flows related to the securitized loans. The ongoing effect of loan securitizations is that TRS no longer recognizes net finance charge revenue and provisions for losses on securitized loans. Rather, TRS receives servicing revenue and any excess of net finance charge revenue, after write-offs and servicing costs, on the securitized loans. These amounts are recorded in other revenues. Charge Card securitizations result in a reduction of interest expense and provisions for losses, and recognition of servicing revenues, which is offset by discount expense on the securitized receivables.

  On a GAAP reporting basis, TRS' results included securitization gains of $154 million ($100 million after-tax) in 1999, $36 million ($23 million after-tax) in 1998, and $37 million ($24 million after-tax) in 1997. These gains were invested in additional marketing and promotion related to card acquisition in all years, and other business building initiatives in 1999; thus there was no material effect on net income, total net revenues or total expenses for any year presented. The following tables reconcile TRS' income statement from a managed basis to a GAAP basis. These tables are not complete statements of income, as they include only those income statement items that are affected by securitizations.

                                    -5-        (1999 Annual Report p. 28)

(Millions)
Year Ended December 31,                                        1999
                                             --------------------------------------
                                             Managed   Securitization          GAAP
                                               Basis           Effect         Basis
                                               -----           ------         -----
 Net Revenues:
   Net Card Fees                           $   1,604           $   (5)     $  1,599
   Other Revenues                              2,827              497         3,324
   Lending Net
     Finance Charge Revenue                    1,929             (596)        1,333
   Total Net Revenues                         14,903             (104)       14,799
Expenses:
   Marketing and Promotion                     1,215               91         1,306
   Provision for Losses and Claims:
     Charge Card                                 995             (130)          865
     Lending                                   1,186             (387)          799
   Charge Card Interest Expense                1,055             (220)          835
   Net Discount Expense                           --              479           479
   Other Operating Expenses                    4,149               63         4,212
   Total Expenses                             12,516             (104)       12,412
Pretax Income                              $   2,387           $   --      $  2,387


(Millions)
Year Ended December 31,                                       1998
                                             --------------------------------------
                                             Managed   Securitization          GAAP
                                               Basis           Effect         Basis
                                               -----           ------         -----

 Net Revenues:
   Net Card Fees                          $    1,584         $      3      $  1,587
   Other Revenues                              2,225              309         2,534
   Lending Net
     Finance Charge Revenue                    1,660             (306)        1,354
   Total Net Revenues                         13,231                6        13,237
 Expenses:
   Marketing and Promotion                     1,094               36         1,130
   Provision for Losses and Claims:
     Charge Card                                 994             (293)          701
     Lending                                   1,093             (171)          922
   Charge Card Interest Expense                1,040             (231)          809
   Net Discount Expense                           --              665           665
   Total Expenses                             11,167                6        11,173
Pretax Income                             $    2,064         $     --      $  2,064


(Millions)
Year Ended December 31,                                       1997
                                             ---------------------------------------
                                             Managed    Securitization          GAAP
                                               Basis            Effect         Basis
                                               -----            ------         -----
 Net Revenues:
   Net Card Fees                          $    1,609         $      (5)     $  1,604
   Other Revenues                              2,002               209         2,211
   Lending Net
     Finance Charge Revenue                    1,411              (167)        1,244
   Total Net Revenues                         12,177                37        12,214
 Expenses:
   Marketing and Promotion                       990                37         1,027
   Provision for Losses and Claims:
     Charge Card                               1,105              (247)          858
     Lending                                     937              (120)          817
   Charge Card Interest Expense                  973              (230)          743
   Net Discount Expense                           --               597           597
   Total Expenses                             10,392                37        10,429
Pretax Income                             $    1,785         $      --     $   1,785

                                    -6-        (1999 Annual Report p. 28)

LIQUIDITY AND CAPITAL RESOURCES

SELECTED BALANCE SHEET INFORMATION

(Billions, except percentages)
December 31,                                      1999          1998
                                               -------       -------
Accounts Receivable, net                       $  25.3       $  21.3
U.S. Cardmember Loans                          $  16.1       $  13.7
Total Assets                                   $  56.3       $  44.7
Short-term Debt                                $  31.4       $  22.9
Long-term Debt                                 $   4.4       $   5.1
Total Liabilities                              $  50.9       $  39.8
Total Shareholder's Equity                     $   5.4       $   4.9
Return on Average Equity*                         30.1%         27.8%
Return on Average Assets*                          3.2%          3.3%


*  Excluding the effect of SFAS No. 115

The American Express Credit Account Master Trust (the Trust) securitized $4 billion of loans in 1999 and $1 billion in 1998, through the public issuance of investor certificates. The securitized assets consist of loans arising in a portfolio of designated Optima Card, Optima Line of Credit and Sign & Travel/Special Purchase revolving credit accounts owned by American Express Centurion Bank (Centurion Bank), a wholly-owned subsidiary of TRS. At December 31, 1999 and 1998, TRS had a total of $7 billion and $3 billion, respectively, of Trust-related securitized loans, which are not on the Consolidated Balance Sheets. In February 2000, the Trust securitized an additional $1 billion of loans.

  In addition, the American Express Master Trust (the Master Trust) securitizes Charge Card receivables generated under designated American Express Card, Gold Card and Platinum Card consumer accounts through the issuance of trust certificates. In 1998, the Master Trust issued $1 billion of Class A Fixed Rate Accounts Receivable Trust Certificates.

  In 1999 and 1998, $500 million and $300 million Class A Fixed Rate Accounts Receivable Trust Certificates, respectively, matured from the Charge Card securitization portfolio. At December 31, 1999 and 1998, TRS had securitized receivables of $3.45 billion and $3.95 billion, respectively, which are not on the Consolidated Balance Sheets.

  In 1999, TRS issued and sold, exclusively outside the United States and to non-U.S. persons, $500 million 5.625% Fixed Rate Notes. These notes are listed on the Luxembourg Stock Exchange, and will mature in 2004.

  In 1998, American Express Credit Corporation (Credco), a wholly-owned subsidiary of TRS, issued $150 million 1.125% Cash Exchangeable Notes due February 2003. These notes are exchangeable for an amount in cash which is linked to the price of the common stock of the company. Credco had entered into agreements to hedge fully its obligations. Credco exercised its option to call these notes in February 2000. Accordingly, the related hedging agreements were called at the same time.

  TRS, primarily through Credco, maintained commercial paper outstanding of approximately $18.5 billion at an average interest rate of 5.6% and approximately $16.1 billion at an average interest rate of 5.3% at December 31, 1999 and 1998, respectively. Unused lines of credit of approximately $8.8 billion, which expire in increments from 2000 through 2002, were available at December 31, 1999 to support a portion of TRS' commercial paper borrowings.

  Borrowings under bank lines of credit totaled $1.5 billion and $1.6 billion at December 31, 1999 and 1998, respectively.

                                    -7-        (1999 Annual Report p. 29)

                    AMERICAN EXPRESS FINANCIAL ADVISORS

RESULTS OF OPERATIONS

STATEMENTS OF INCOME
(Millions)
Years Ended December 31,                  1999             1998             1997
                                      --------         --------         --------
Revenues:
  Investment Income                   $  2,443         $  2,437         $  2,339
  Management and
    Distribution Fees                    2,270            1,851            1,486
  Other Revenues                           923              807              774
                                      --------         --------         --------
    Total Revenues                       5,636            5,095            4,599
                                      --------         --------         --------
  Provision for Losses and Benefits:
    Annuities                            1,071            1,150            1,214
    Insurance                              522              489              452
    Investment Certificates                306              275              200
      Total                              1,899            1,914            1,866
                                      --------         --------         --------
  Net Revenues                           3,737            3,181            2,733
                                      --------         --------         --------
Expenses:
  Human Resources                        1,744            1,530            1,292
  Other Operating Expenses                 630              459              419
                                      --------         --------         --------
    Total Expenses                       2,374            1,989            1,711
                                      --------         --------         --------
Pretax Income                            1,363            1,192            1,022
Income Tax Provision                       428              374              315
                                      --------         --------         --------
Net Income                            $    935         $    818         $    707
                                      ========         ========         ========

American Express Financial Advisors reported increases in net revenues of 17 percent and 16 percent and earnings of 14 percent and 16 percent for 1999 and 1998, respectively. Revenues and earnings in both years benefited primarily from higher fees due to growth in managed assets and strong product sales, particularly mutual funds, which set a record in both years.

  Management and distribution fees rose 23 percent and 25 percent in 1999 and 1998, respectively; in both years, the increase was due to greater management fee revenue from higher managed and separate account assets. These assets increased due to strong market appreciation and positive net sales. Distribution fees also rose reflecting strong mutual fund sales and asset levels. The increase in investment income reflects growth in average investments. Other revenues rose from increased life insurance premiums and higher financial planning fees, as well as greater property-casualty insurance premiums in 1999. The provision for losses and benefits for annuities declined due to lower fixed annuities in force and accrual rates. The provisions for insurance and investment certificates rose in 1999 and 1998 reflecting higher in force

                                    -8-        (1999 Annual Report p. 29)
levels. The increase in certificate provisions also reflects growth in the stock market certificate product, which is hedged by indexed options and resulted in a corresponding increase in investment income, with minimal effect on net income.

  In January 2000, AEFA reached an agreement in principle to settle three class-action lawsuits related to the sales of insurance and annuity products. It is expected that the settlement will provide for approximately $215 million of benefits to more than two million class participants. Other operating expenses in the fourth quarter of 1999 include a $74 million (pretax) charge above reserves already established in prior periods in anticipation of a possible settlement. The agreement in principle to settle also provides for release by class members of all insurance and annuity market conduct claims dating back to 1985 and is subject to a number of contingencies including a definitive agreement and court approval.

  Human resources expense rose in both years due to higher financial advisors' compensation from growth in sales and asset levels and a greater number of employees to support business expansion. The increase in other operating expenses in both years includes higher data processing, technology, and advertising expenditures, and, in 1999, the charge related to the preliminary settlement of the three class-action lawsuits. The growth in human resources and other operating expenses was mitigated by reduced amortization of deferred acquisition costs for variable insurance and annuity products as a result of strong equity market performance during the year.

SELECTED STATISTICAL INFORMATION

(Millions, except percentages
and where indicated)
Years Ended December 31,                            1999              1998              1997
                                                 -------          --------          --------
Life Insurance
  in Force (billions)                           $   89.2          $   81.1          $   74.5
Deferred Annuities
  in Force (billions)                           $   47.4          $   42.8          $   41.7
Assets Owned, Managed or
  Administered (billions):
    Assets Managed
      for Institutions                          $   55.7          $   45.9          $   40.8
    Assets Owned, Managed or
      Administered for Individuals:
       Owned Assets:
        Separate Account Assets                     35.9              27.3              23.2
        Other Owned Assets                          38.7              37.3              36.6
                                                 -------          --------          --------
          Total Owned Assets                        74.6              64.6              59.8
                                                 -------          --------          --------
          Managed Assets                           105.7              87.9              72.8
          Administered Assets                       26.5              14.0               8.4
                                                 -------          --------          --------
             Total                              $  262.5          $  212.4          $  181.8
                                                 -------          --------          --------
Market Appreciation (Depreciation)
  During the Period:
   Owned Assets:
     Separate Account Assets                    $  8,172          $  3,547          $  3,170
     Other Owned Assets                         $ (1,126)         $   (110)         $    262
   Managed Assets                               $ 21,673          $ 13,787          $ 11,735
Sales of Selected Products:
  Mutual Funds                                  $ 23,662          $ 20,766          $ 17,179
  Annuities                                     $  3,002          $  2,559          $  3,473
  Investment Certificates                       $  3,236          $  1,976          $  1,194
  Life and Other
     Insurance Products                         $    504          $    389          $    421
Number of Financial Advisors                      11,366*           10,350*            8,776
Fees from Financial
  Plans and Advice
    Services (thousands)                        $ 88,509          $ 72,366          $ 60,809
Percentage of Total Sales
  from Financial Plans and
    Advice Services                                 66.7%             65.4%             65.7%


* Includes advisors from the acquisition of Securities
  America in the first quarter of 1998.

                                    -9-        (1999 Annual Report p. 30)

LIQUIDITY AND CAPITAL RESOURCES

SELECTED BALANCE SHEET INFORMATION

(Billions, except percentages)
December 31,                                      1999            1998
                                               -------          ------
Investments                                    $  30.3         $  30.9
Separate Account Assets                        $  35.9         $  27.3
Total Assets                                   $  74.6         $  64.6
Client Contract Reserves                       $  31.0         $  30.3
Total Liabilities                              $  70.7         $  60.6
Total Shareholder's Equity                     $   3.9         $   4.1
Return on Average Equity*                         22.9%           22.5%

* Excluding the effect of SFAS No. 115.

AEFA's total assets and liabilities rose primarily due to growth in separate account assets as a result of market appreciation and positive net sales for both years. Investments comprised primarily corporate bonds and mortgage-backed securities, including $3.6 billion and $3.4 billion in below investment grade debt securities, and $4.0 billion and $3.8 billion in mortgage loans at December 31, 1999 and 1998, respectively. Investments are principally funded by sales of insurance and annuities and by reinvested income. Maturities of these investments are largely matched with the expected future payments of insurance and annuity obligations. Separate account assets, primarily investments carried at market value, are for the exclusive benefit of variable annuity and variable life insurance contract holders. AEFA earns investment management and administration fees from the related accounts.

                  AMERICAN EXPRESS BANK/TRAVELERS CHEQUE

RESULTS OF OPERATIONS

STATEMENTS OF INCOME
(Millions)
Years Ended December 31,                        1999             1998              1997
                                             -------          -------           -------
 Net Revenues:
   Interest Income                           $   737          $   854            $  897
   Interest Expense                              446              564               579
                                             -------          -------            ------
     Net Interest Income                         291              290               318
   Travelers Cheque
     Investment Income                           345              330               331
   Foreign Exchange Income                        66              145               101
   Commissions, Fees and
     Other Revenues                              317              237               374
                                             -------          -------            ------
        Total Net Revenues                     1,019            1,002             1,124
                                             -------          -------            ------
 Expenses:
   Human Resources                               342              322               306
   Other Operating Expenses                      596              537               517
   Provision for Losses                           58              272                52
                                             -------          -------            ------
        Total Expenses                           996            1,131               875
                                             -------          -------            ------
 Pretax Income/(Loss)                             23             (129)              249
 Income Tax Benefit                             (129)            (172)              (23)
                                             -------          -------            ------
 Net Income                                  $   152          $    43            $  272
                                             =======          =======            ======

                                    -10-        (1999 Annual Report p. 31)

American Express Bank/Travelers Cheque (AEB/TC) reported net income of $152 million in 1999, compared with $43 million a year ago. The 1998 results included a $138 million ($213 million pretax) credit loss provision related to AEB's business in the Asia/Pacific region, particularly Indonesia. 1997 included approximately $62 million ($96 million pretax) of increased recognition of recoveries on abandoned property related to the Travelers Cheque business, which are included in Commissions, Fees and Other Revenues.

  Net interest income in 1999 was essentially unchanged versus the prior year. Although the loan portfolio declined in 1999, last year included reversals of accrued interest on loans transferred to non-performing status in Indonesia. In 1998, net interest income was down due to smaller
Corporate Banking revenues, primarily reflecting a lower overall loan portfolio and an increase in non-performing loans in Indonesia. These declines were partially negated by growth in deposits and loans in AEB's two businesses oriented to individuals, Private Banking and Personal Financial Services (PFS). In 1999, TC investment income grew because of an increase in average investments. The decline in foreign exchange income in 1999 reflects lower foreign exchange revenues, primarily in Asia/Pacific, due to stabilization of currencies compared with 1998, when AEB posted strong trading results due to currency volatility. Commissions, fees and other revenues in 1999 includes growth in Private Banking and PFS. The decline in these revenues in 1998 reflects the economic downturn in Asia/Pacific.

  Other operating expenses grew in 1999 primarily as a result of costs related to business building initiatives in Private Banking, PFS and TC, as well as reengineering costs incurred as AEB realigned business activities in certain countries.

SELECTED STATISTICAL INFORMATION

(Billions, except percentages)
Years Ended December 31,                                      1999         1998         1997
                                                            ------       ------       ------
American Express Bank:
   Assets Managed/Administered*                             $  8.6       $  6.2       $  5.0
   Assets of Non-Consolidated
     Joint Ventures                                         $  2.2       $  2.6       $  2.4
Travelers Cheque:
   Sales                                                    $ 23.3       $ 23.6       $ 25.0
   Average Outstandings                                     $  6.2       $  6.0       $  5.9
   Average Investments                                      $  5.9       $  5.8       $  5.6
   Tax Equivalent Yield                                        8.8%         9.0%         9.2%

* Includes assets managed by American Express Financial Advisors.

                                    -11-        (1999 Annual Report p. 31)

LIQUIDITY AND CAPITAL RESOURCES

SELECTED BALANCE SHEET INFORMATION

(Billions, except percentages and where indicated)
December 31,                                                        1999         1998
                                                                  ------      -------
Travelers Cheque Investments                                      $  6.1      $   6.3
Total Loans                                                       $  5.1      $   5.6
Total Non-performing Loans (millions)                             $  168      $   180
Other Non-performing Assets (millions)                            $   37      $    63
Reserve for Credit Losses (millions)*                             $  189      $   259
Loan Loss Reserve as a Percentage of
  Total Loans                                                        3.3%         3.8%
Total Assets                                                      $ 18.9      $  18.5
Deposits                                                          $  8.3      $   8.3
Travelers Cheques Outstanding                                     $  6.2      $   5.8
Total Liabilities                                                 $ 18.0      $  17.3
Total Shareholder's Equity (millions)                             $  875      $ 1,197
Return on Average Assets**                                          0.82%        0.23%
Return on Average Common Equity**                                   17.5%         4.9%
American Express Bank:
  Shareholder's Equity (millions)                                 $  691      $   743
  Risk-Based Capital Ratios:
    Tier I                                                           9.9%         9.8%
    Total                                                           12.0%        12.6
  Leverage Ratio                                                     5.6%         5.5%


* Allocation (Millions)
    Loans                                                         $  169      $   214
    Other Assets, primarily derivatives                               16           43
    Other Liabilities                                                  4            2
                                                                  ------      -------
               Total Credit Loss Reserves                         $  189      $   259
                                                                  ======      =======
** Excluding the effect of SFAS No. 115.



AEB had approximately $5.1 billion outstanding in worldwide loans at December 31, 1999, down from $5.6 billion at December 31, 1998. The decline from the prior year was largely in the Asia/Pacific region; corporate and correspondent banking loans fell by $0.8 billion, as AEB focused on reducing exposures in these activities and emphasizing consumer and private banking loans, which rose by $0.5 billion in 1999, before the sale and securitization of $0.3 billion of consumer loans. Other banking activities, such as securities, unrealized gains on foreign exchange and derivatives contracts, various contingencies and market placements, added approximately $7.6 billion to AEB's credit exposures at December 31, 1999 and December 31, 1998.

  The 1998 reserve for credit losses includes a $213 million provision related to the Asia/Pacific region, net of write-offs during 1998. The reduction in this reserve in 1999 primarily reflects further write-offs against the provision established in 1998.

                                    -12-        (1999 Annual Report p. 32)

                            CORPORATE AND OTHER

Corporate and Other reported net expenses of $174 million, $84 million and $152 million in 1999, 1998 and 1997, respectively. 1998 results include income of $78 million after-tax ($106 million pretax) comprising a $39 million after-tax ($60 million pretax) gain from sales of common stock of First Data Corporation and a $39 million after-tax ($46 million pretax) preferred stock dividend based on earnings from Lehman Brothers. Excluding these items, Corporate and Other had net expenses of $162 million in 1998.

  Results for 1999 include a $39 million after-tax ($46 million pretax) preferred stock dividend based on earnings from Lehman Brothers. 1998 and 1997 include a benefit due to an earnings payout from Travelers Inc., related to the 1993 sale of the Shearson Lehman Brothers Division. 1998 also reflects a benefit from the sale of securities and adjustment of valuation allowances related to certain corporate assets. The above items were offset by business building initiatives and costs related to the Y2K issue in each year.

                          OTHER REPORTING MATTERS

YEAR 2000
The company, to date, has not experienced any material systems failures related to the Year 2000 (Y2K) rollover. Our remediation plan for the Y2K issue is discussed in detail in the company's 1998 Annual Report to Shareholders and 1999 10-Q reports. We will continue our Y2K monitoring and address any issues that may arise from internal systems or those of third parties. The company's cumulative costs since inception of the Y2K initiative were $505 million through December 31, 1999 and are expected to be approximately $10 million in 2000. The majority of these costs are managed by and included in the Corporate and Other segment, as most remediation efforts are related to systems that are maintained by the American Express Technologies organization. Costs related to Y2K have not had a material adverse effect on the company's results of operations or financial condition.


ACCOUNTING DEVELOPMENTS
As required by AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," the company capitalizes software costs rather than expensing them as incurred, which had been the company's practice. For the year ended December 31, 1999, this amounted to a pretax benefit of $263 million (net

                                    -13-        (1999 Annual Report p. 32)
of amortization): $183 million related to TRS, $66 million related to AEFA and $14 million related to AEB/TC. This benefit was offset by increased investment spending and therefore had no material effect on net income.

  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective January 1, 2001. This Statement establishes accounting and reporting standards for derivative instruments, including some embedded in other contracts, and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure them at fair value. Changes in the fair value of a derivative will be recorded in income or directly to equity, depending on the instrument's designated use. The ultimate financial effect of the new rule will be measured based on the derivatives in place at adoption and cannot be estimated at this time.


               CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

The company believes allocating capital to businesses with a return on risk-adjusted equity in excess of its cost of equity and sustained earnings growth in its core business will continue to build shareholder value.

  The company's philosophy is to retain enough earnings to help achieve its goals of earnings per share growth in the 12 to 15 percent range, on average and over time. To the extent earnings exceed investment opportunities, the company has returned excess capital to shareholders. As further described in Note 6 to the Consolidated Financial Statements, the company has undertaken a share repurchase program to offset new share issuances.

FINANCING ACTIVITIES
The company has procedures to transfer immediately short-term funds within the company to meet liquidity needs. These internal transfer mechanisms are subject to and comply with various contractual and regulatory constraints.

  The parent company generally meets its short-term funding needs through an intercompany dividend policy and by the issuance of commercial paper. The Board of Directors has authorized a parent company commercial paper program that is supported by a $1.3 billion multi-purpose credit facility that expires in increments from 2000 through 2002. No borrowings have been made under this credit facility. There was no parent company commercial paper outstanding during 1999 or 1998.

                                    -14-        (1999 Annual Report p. 33)

  Total parent company long-term debt outstanding was $1.1 billion at December 31, 1999 and 1998. At December 31, 1999 and 1998, the parent company had $2.1 billion of debt or equity securities available for issuance under shelf registrations fled with the Securities and Exchange Commission. In addition, TRS, Centurion Bank, Credco, American Express Overseas Credit Corporation Limited, a wholly-owned subsidiary of Credco, and AEB have established programs for the issuance, outside the United States, of debt instruments to be listed on the Luxembourg Stock Exchange. The maximum aggregate principal amount of debt instruments outstanding at any one time under the program will not exceed $3 billion. At December 31, 1999 and 1998, $1.6 billion and $1.1 billion of debt, respectively, has been issued under this program.

  In 1998, American Express Company Capital Trust I, a wholly-owned subsidiary of the company, established as a Delaware statutory business trust (the Trust), completed a public offering of 20 million shares (carrying value of $500 million) of 7.0% Cumulative Quarterly Income Preferred Shares Series I (liquidation preference of $25 per share). Proceeds of the issue, which represent the sole assets of the Trust, were invested in Junior Subordinated Debentures (the Debentures) issued by the company, due 2028. The company used the proceeds from the Debentures for general corporate purposes. See Note 5 to the Consolidated Financial Statements for further information.

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

  The following sections include sensitivity analyses of three different tests of market risk and estimate the effects of hypothetical sudden and sustained changes in the applicable market conditions on the ensuing year's earnings, based on year-end positions. The market changes, assumed to occur as of year end, are a 100 basis point increase in market interest rates, a 10% strengthening of the U.S. dollar versus all other currencies, and a 10% decline in the value of equity securities under management at AEFA. Computations of the prospective effects of hypothetical interest rate, foreign exchange rate and equity market changes are based on numerous assumptions, including relative levels of market interest rates, foreign exchange rates and equity prices, as well as the levels of assets and liabilities. The hypothetical changes and assumptions will be different from what actually occurs in the future. Furthermore, the computations do not incorporate actions that management could take if the hypothetical market

                                    -15-        (1999 Annual Report p. 33)
changes actually occur. As a result, actual earnings consequences will differ from those quantified below.

  TRS' hedging policies are established, maintained and monitored by a central treasury function. TRS generally manages its exposures along product lines. A variety of interest rate and foreign exchange hedging strategies are employed to manage interest rate and foreign currency risks.

  TRS funds its Charge Card receivables and Cardmember loans using both on-balance sheet funding sources, such as long- and short-term debt, medium-term notes, commercial paper and asset securitizations. Cardmember receivables are predominantly funded by Credco and its subsidiaries;
funding for Cardmember loans is primarily through Centurion Bank. For its Charge Card and fixed rate lending products, interest rate exposure is managed through the issuance of long- and short-term debt and the use of interest rate swaps. During 1998, TRS targeted the funding mix for these products to be approximately 100 percent floating rate and purchased interest rate caps to limit the adverse effect of an interest rate increase on substantially all U.S. dollar funding costs. The majority of these caps matured during 1998. In early 1999, TRS entered into a series of interest rate swaps to convert a majority of its domestic funding from floating rate to fixed rate. During the second half of 1999 and in early 2000, TRS entered into additional swaps. The effect of these was to increase the amount of fixed rate funding. For the majority of its Cardmember loans, which are linked to a floating rate base and generally reprice each month, TRS uses floating rate funding and, to the extent necessary, interest rate swaps to achieve funding rates that reprice similarly with changes in the base rate of the underlying loans.

  The detrimental effect on TRS pretax earnings of a hypothetical 100 basis point increase in interest rates would be approximately $123 million ($108 million related to the U.S. dollar) and $170 million ($155 million related to the U.S. dollar), based on 1999 and 1998 year-end positions, respectively. This effect is primarily due to the extent of variable rate funding of the Charge Card and fixed rate lending products. The reduction from 1998 to 1999 is primarily due to interest rate swaps purchased beginning in early 1999. Had the swaps entered into in early 1999 been in effect at December 31, 1998, the 1998 effect would have been substantially lower. Had the series of swaps entered into in early 2000 been in effect at December 31, 1999, the 1999 effect would also have been substantially lower.

  TRS' foreign exchange risk arising from cross-currency charges and balance sheet exposures is managed primarily by entering into agreements to buy and sell currencies on a spot or forward basis. In the latter parts of 1999 and 1998, foreign currency forward contracts were both sold (with notional amounts of $611 million and $569 million, respectively) and purchased (with notional amounts of $25 million and $34 million, respectively) to manage a majority of anticipated cash flows in major overseas markets for the subsequent year.

  Based on the year-end 1999 and 1998 foreign exchange positions, but excluding the forward contracts managing the anticipated overseas cash flows for the subsequent year, the effect on TRS' earnings of the hypothetical 10 percent strengthening of the U.S. dollar would be immaterial. With respect to the forward contracts related to anticipated cash flows for the subsequent year, the 10 percent strengthening would create hypothetical pretax gains of $53 million and $54 million related to the 1999 and 1998 year-end positions, respectively. Such gains, if any, would mitigate the negative effect of a stronger U.S. dollar on overseas earnings for the subsequent year.

                                    -16-        (1999 Annual Report p. 34)

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

  AEFA's life insurance and investment certificate subsidiaries' investment committees regularly review models projecting different interest rate scenarios and their effect on the profitability of each subsidiary. The committees' objectives are to structure their investment security portfolios based upon the type and behavior of the products in the liability portfolios to achieve targeted levels of profitability and to meet contractual obligations.

  Rates credited to customers' accounts are generally reset at shorter intervals than the maturity of underlying investments. Therefore, AEFA's margins may be affected by changes in the general level of interest rates. Part of the committees' strategies include the use of derivatives, such as interest rate caps, swaps and floors, for hedging purposes.

  AEFA's fees earned on the management of fixed income securities in variable annuities and mutual funds are generally based on the value of the portfolios. To manage the level of 1999 fee income, AEFA entered into a series of swaps in 1998 to mitigate the negative effect on fees that would result from an increase in interest rates.

  The negative effect on AEFA's pretax earnings of a 100 basis point increase in interest rates, which assumes repricings and customer behavior based on the application of proprietary models, to the book of business at December 31, 1999 and 1998, would be approximately $40 million and $55 million for 1999 and 1998, respectively.

  AEFA's fees earned on the management of equity securities in variable annuities and mutual funds are generally based on the value of the portfolios. To manage the level of fee income in 1999, AEFA entered into a series of stock index option transactions in 1998, to mitigate, for a substantial portion of the portfolios, the negative effect on fees that would result from

                                    -17-        (1999 Annual Report p. 34)
a decline in the equity markets. In early 2000, AEFA entered into a series of stock index option transactions to mitigate this negative effect for 2000. In addition, AEFA writes and purchases index options to manage the margin related to certain investment certificate and annuity products that pay interest based upon the relative change in a major stock market index between the beginning and end of the product's term. The negative effect on AEFA's pretax earnings of a 10 percent decline in equity markets would be approximately $103 million and $72 million based on assets under management, certificate and annuity business in force, and index options as of December 31, 1999 and 1998, respectively. Had the series of stock index option transactions entered into in early 2000 been in effect at December 31, 1999, the 1999 effect would have been substantially lower.

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

  The negative effect of the 100 basis point increase in interest rates on AEB/TC's pretax earnings would be $9 million as of December 31, 1999 and negligible as of December 31, 1998. The effect on earnings of the 10 percent strengthening of the U.S. dollar would be negligible and, with respect to translation exposure of foreign operations, would result in a $8 million and $14 million pretax charge against equity as of December 31, 1999 and 1998, respectively.

  AEB utilizes foreign exchange and interest rate products to meet the needs of its customers. Customer positions are usually, but not always, offset. They are evaluated in terms of AEB's overall interest rate or foreign exchange exposure. AEB also takes limited proprietary positions. Potential daily exposure from trading activities is calculated using a Value at Risk methodology. This model employs a parametric technique using a correlation matrix based on historical data. The Value at Risk measure uses a 99 percent confidence interval to estimate potential trading losses over a one-day period. During 1999 and 1998, the Value at Risk for AEB was less than $3 million.

  Asset/liability and market risk management at AEB are supervised by the Asset and Liability Committee, which comprises senior business managers of AEB. It meets monthly and monitors: (i) liquidity, (ii) capital exposure,
(iii) capital adequacy, (iv) market risk and (v) investment portfolios. The committee evaluates current market conditions and determines AEB's tactics within risk limits approved by AEB's Board of Directors. AEB's treasury, risk management and global trading management issue policies and control procedures and delegate risk limits throughout AEB's regional trading centers.

  AEB's overall credit policies are approved by the Finance and Credit Policy Committee of AEB's Board of Directors. Credit lines are based on a tiered approval ladder, with levels of authority delegated to each country, geographic area, AEB's senior management and AEB's Board of Directors. Approval authorities are based on factors such as type of borrower, nature of transaction, collateral, and overall risk rating. AEB controls the credit risk arising from derivative transactions through the same procedures. The Credit Audit department reviews all significant exposures periodically. Risk of all foreign exchange and derivative transactions is reviewed by AEB on a regular basis.

                                    -18-        (1999 Annual Report p. 35)


                     CONSOLIDATED STATEMENTS OF INCOME
                          AMERICAN EXPRESS COMPANY

Years Ended December 31, (Millions, except per share amounts)    1999              1998              1997
                                                             --------          --------           -------

Revenues
    Discount revenue                                         $  6,741          $  6,115           $ 5,666
    Interest and dividends, net                                 3,346             3,277             3,175
    Management and distribution fees                            2,269             1,851             1,486
    Net card fees                                               1,599             1,587             1,604
    Travel commissions and fees                                 1,802             1,647             1,489
    Other commissions and fees                                  1,824             1,657             1,475
    Cardmember lending net finance charge revenue               1,333             1,354             1,244
    Life and other insurance premiums                             517               469               424
    Other                                                       1,847             1,175             1,197
                                                             --------          --------           -------
      Total                                                    21,278            19,132            17,760
                                                             ========          ========           =======
Expenses
    Human resources                                             6,038             5,470             4,763
    Provisions for losses and benefits:
       Annuities and investment certificates                    1,377             1,425             1,414
       Life insurance, international banking and other            639               822               567
       Charge card                                                865               701               858
       Cardmember lending                                         799               922               817
    Interest                                                    1,051               999               924
    Marketing and promotion                                     1,424             1,228             1,118
    Occupancy and equipment                                     1,328             1,250             1,139
    Professional services                                       1,322             1,191             1,028
    Communications                                                518               474               450
    Other                                                       2,479             1,725             1,932
                                                             --------          --------           -------
             Total                                             17,840            16,207            15,010
                                                             ========          ========           =======
    Pretax income                                               3,438             2,925             2,750
    Income tax provision                                          963               784               759
                                                             --------          --------           -------
    Net income                                               $  2,475          $  2,141           $ 1,991
                                                             ========          ========           =======
Earnings Per Common Share
    Basic                                                    $   5.54          $   4.71           $  4.29
    Diluted                                                  $   5.42          $   4.63           $  4.15

    Average common shares outstanding for
       earnings per common share:
       Basic                                                      447               454               464
       Diluted                                                    456               463               479

See notes to consolidated financial statements.

                                    -19-        (1999 Annual Report p. 36)

                        CONSOLIDATED BALANCE SHEETS
                          AMERICAN EXPRESS COMPANY

December 31, (Millions, except share data)                                         1999              1998
                                                                              ---------         ---------
Assets
    Cash and cash equivalents                                                 $   7,471         $   4,092
    Accounts receivable and accrued interest:
       Cardmember receivables, less reserves: 1999, $728; 1998, $524             22,541            19,176
       Other receivables, less reserves: 1999, $78; 1998, $75                     3,926             3,048
    Investments                                                                  43,052            41,299
    Loans:
       Cardmember lending, less reserves: 1999, $581; 1998, $593                 17,666            14,721
       International banking, less reserves: 1999, $169; 1998, $214               4,928             5,404
       Other, net                                                                   988               929
    Separate account assets                                                      35,895            27,349
    Deferred acquisition costs                                                    3,235             2,990
    Land, buildings and equipment-at cost, less accumulated depreciation:
             1999, $2,109; 1998, $2,067                                           1,996             1,637
    Other assets                                                                  6,819             6,288
                                                                              ---------         ---------
Total assets                                                                  $ 148,517         $ 126,933
                                                                              =========         =========
Liabilities and Shareholders' Equity
    Customers' deposits                                                       $  12,197         $  10,398
    Travelers Cheques outstanding                                                 6,213             5,823
    Accounts payable                                                              7,309             5,373
    Insurance and annuity reserves:
      Fixed annuities                                                            20,552            21,172
      Life and disability policies                                                4,459             4,261
    Investment certificate reserves                                               5,951             4,854
    Short-term debt                                                              30,627            22,605
    Long-term debt                                                                5,995             7,019
    Separate account liabilities                                                 35,895            27,349
    Other liabilities                                                             8,724             7,881
                                                                              ---------         ---------
      Total liabilities                                                         137,922           116,735
                                                                              =========         =========
Guaranteed Preferred Beneficial Interests in the Company's
  Junior Subordinated Deferrable Interest Debentures                               500                500

Shareholders' Equity
  Common shares, $.60 par value, authorized 1.2 billion shares; issued and
    outstanding 446.9 million shares in 1999 and 450.5 million shares in 1998      268                270
  Capital surplus                                                                5,196              4,809
  Retained earnings                                                              5,033              4,148
  Other comprehensive income, net of tax:
    Net unrealized securities (losses)/gains                                      (296)               583
    Foreign currency translation adjustments                                      (106)              (112)
                                                                             ---------          ---------
  Accumulated other comprehensive (loss)/income                                   (402)               471
                                                                             ---------          ---------
    Total shareholders' equity                                                  10,095              9,698
                                                                             ---------          ---------
Total liabilities and shareholders' equity                                   $ 148,517          $ 126,933
                                                                             =========          =========
See notes to consolidated financial statements.

                                    -20-        (1999 Annual Report p. 37)


                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         AMERICAN EXPRESS COMPANY

Years Ended December 31, (Millions)                                         1999             1998             1997
                                                                        --------         --------         --------
Cash Flows from Operating Activities
Net income                                                              $  2,475         $  2,141         $  1,991
Adjustments to reconcile net income
   to net cash provided by operating activities:
      Provisions for losses and benefits                                   2,392            2,491            2,307
      Depreciation, amortization, deferred taxes and other                    13             (212)             187
      Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
          Accounts receivable and accrued interest                        (1,079)            (665)            (227)
          Other assets                                                      (294)              92              334
          Accounts payable and other liabilities                           3,313              131              517
      Increase (decrease) in Travelers Cheques outstanding                   392              253             (111)
      Increase in insurance reserves                                         173              182              172
                                                                        --------         --------         --------
Net cash provided by operating activities                                  7,385            4,413            5,170
                                                                        ========         ========         ========
Cash Flows from investing Activities
Sale of investments                                                        3,031            1,656            1,778
Maturity and redemption of investments                                     5,279            7,331            4,827
Purchase of investments                                                  (11,287)         (10,176)          (7,898)
Net increase in Cardmember receivables                                    (3,988)          (1,510)          (2,575)
Cardmember loans/receivables sold to trust, net                            3,586            1,683              516
Proceeds from repayment of loans                                          22,148           24,791           25,591
Issuance of loans                                                        (29,707)         (27,587)         (29,304)
Purchase of land, buildings and equipment                                   (737)            (391)            (343)
Sale of land, buildings and equipment                                         11               26              164
(Acquisitions) dispositions, net of cash acquired/sold                       (82)            (471)              23
                                                                        --------         --------         --------
Net cash used in investing activities                                    (11,746)          (4,648)          (7,221)
                                                                        ========         ========         ========
Cash Flows from Financing Activities
Net increase in customers' deposits                                        1,911            1,039              733
Sale of annuities and investment certificates                              5,719            5,337            5,888
Redemption of annuities and investment certificates                       (5,504)          (5,690)          (4,965)
Net increase in debt with maturities of 3 months or less                     305            1,239            3,823
Issuance of debt                                                          18,623            7,373           11,439
Principal payments on debt                                               (12,049)          (7,426)         (11,604)
Issuance of Trust preferred securities                                        --              500               --
Issuance of American Express common shares                                   233              137              168
Repurchase of American Express common shares                              (1,120)          (1,890)          (1,259)
Dividends paid                                                              (404)            (414)            (423)
                                                                        --------         --------         --------
Net cash provided by financing activities                                  7,714              205            3,800
Effect of exchange rate changes on cash                                       26              (57)            (247)
                                                                        --------         --------         --------
Net increase (decrease) in cash and cash equivalents                       3,379              (87)           1,502
Cash and cash equivalents at beginning of year                             4,092            4,179            2,677
                                                                        --------         --------         --------
Cash and cash equivalents at end of year                                $  7,471         $  4,092         $  4,179
                                                                        ========         ========         ========
See notes to consolidated financial statements.

                                    -21-        (1999 Annual Report p. 38)


              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                          AMERICAN EXPRESS COMPANY
                                                                                                Accumulated
                                                                                                      Other
                                                                          Common    Capital   Comprehensive       Retained
Three Years Ended December 31, 1999 (Millions)                 Total      Shares    Surplus   Income/(Loss)       Earnings
                                                            ---------     ------    -------   -------------        -------
Balances at December 31, 1996                                $  8,528     $  284    $ 4,191         $  297         $ 3,756
                                                             ========     ======    =======         =======        =======
  Comprehensive income:
    Net income                                                  1,991                                                1,991
    Change in net unrealized securities gains                     193                                  193
    Foreign currency translation adjustments                       (8)                                  (8)
                                                             --------
    Total comprehensive income                                  2,176
  Repurchase of common shares                                  (1,259)       (10)      (153)                        (1,096)
  Exchange of Lehman Brothers Holdings, Inc.
    preferred shares for American Express
      common shares                                               337          3        334
  Other changes, primarily employee plans                         213          3        252                            (42)
  Cash dividends declared:
    Common, $.90 per share                                       (421)                                                (421)
                                                             --------     ------    -------         -------        -------
Balances at December 31, 1997                                   9,574        280      4,624            482           4,188
                                                             ========     ======    =======         =======        =======
  Comprehensive income:
    Net income                                                  2,141                                                2,141
    Change in net unrealized securities gains                       4                                    4
    Foreign currency translation adjustments                      (15)                                 (15)
                                                             --------
    Total comprehensive income                                  2,130
  Repurchase of common shares                                  (1,890)       (12)      (196)                        (1,682)
  Other changes, primarily employee plans                         294          2        381                            (89)
  Cash dividends declared:
    Common, $.90 per share                                       (410)                                                (410)
                                                             --------     ------    -------         -------        -------
Balances at December 31, 1998                                   9,698        270      4,809            471           4,148
                                                             ========     ======    =======         =======        =======
  Comprehensive income:
    Net income                                                  2,475                                                2,475
    Change in net unrealized securities gains                    (879)                                (879)
    Foreign currency translation adjustments                        6                                    6
                                                             --------
    Total comprehensive income                                  1,602
  Repurchase of common shares                                  (1,170)        (5)       (98)                        (1,067)
  Other changes, primarily employee plans                         369          3        485                           (119)
  Cash dividends declared:
    Common, $.90 per share                                       (404)                                                (404)
                                                             --------     ------    -------         -------        -------
Balances at December 31, 1999                                $ 10,095     $  268    $ 5,196         $ (402)        $ 5,033
                                                             ========     ======    =======         =======        =======
See notes to consolidated financial statements.

                                    -22-        (1999 Annual Report p. 39)

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying Consolidated Financial Statements include the accounts of American Express Company and its subsidiaries (the company). All significant intercompany transactions are eliminated. Some amounts are based on estimates and assumptions, e.g., reserves for Cardmember Receivables and Loans, Deferred Acquisition Costs, and Insurance and Annuity Reserves.
These reflect the best judgment of management and actual results could differ.

  Certain amounts from prior years have been reclassified to conform to the current presentation.

REVENUES
Cardmember Lending Net Finance Charge Revenue is presented net of interest expense of $674 million, $653 million and $604 million for the years ended December 31, 1999, 1998 and 1997, respectively. Interest and Dividends is presented net of interest expense related primarily to the company's international banking activities of $453 million, $572 million and $588 million for the years ended December 31, 1999, 1998 and 1997, respectively.

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

ACCOUNTING CHANGES
The company adopted Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," prospectively as of January 1, 1999. This SOP requires the capitalization of certain costs incurred after the date of adoption to develop or obtain software for internal use. The company's policy had been to expense such costs as incurred. The amounts capitalized are amortized on a straight-line basis over a period not to exceed five years. During the year ended December 31, 1999, this change resulted in a pretax benefit of $263 million. See the Other Reporting Matters section of the Financial Review for further discussion.


NOTE 2 INVESTMENTS

The following is a summary of investments included on the Consolidated Balance Sheets at December 31:


(Millions)                                                               1999       1998
                                                                      -------    -------
Held to Maturity, at amortized cost                                   $ 9,221    $10,526
Available-for-Sale, at fair value                                      29,570     26,764
Investment mortgage loans (fair value: 1999, $3,901; 1998, $4,089)      3,984      3,840
Trading                                                                   277        169
                                                                      -------    -------
  Total                                                               $43,052    $41,299
                                                                      =======    =======

                                    -23-        (1999 Annual Report p. 40)

Investments classified as Held to Maturity and Available-for-Sale at December
31 are distributed by type and maturity as presented below:

                                                                      Held to Maturity
                                                                      ----------------
                                                       1999                                          1998
                                     ------------------------------------------    ------------------------------------------
                                                 Gross         Gross                            Gross       Gross
                                            Unrealized    Unrealized       Fair            Unrealized  Unrealized        Fair
(Millions)                             Cost      Gains      (Losses)      Value       Cost      Gains    (Losses)       Value
                                    -------      ------     --------    -------    -------      -----     -------     -------
Corporate debt securities           $ 6,400      $ 111       $ (114)    $ 6,397    $ 7,099      $ 500      $ (28)     $ 7,571
Mortgage-backed securities            1,393          5          (33)      1,365      1,614         31         --        1,645
State and municipal obligations       1,036         27           (3)      1,060      1,087         81         --        1,168
Foreign government bonds
  and obligations                        98          9           --         107        107         20         --          127
U.S. Government and
  agencies obligations                   64          1           (2)         63         60          5         --           65
Other                                   230         --           (4)        226        559          9         --          568
                                    -------      -----       ------     -------    -------      -----      ------     -------
  Total                             $ 9,221      $ 153       $ (156)    $ 9,218    $10,526      $ 646      $ (28)     $11,144
                                    =======      =====       ======     =======    =======      =====      ======     =======

                                                                        Available-for-Sale
                                                                        ------------------
                                                       1999                                          1998
                                    -------------------------------------------    ------------------------------------------
                                                 Gross         Gross                            Gross       Gross
                                            Unrealized    Unrealized       Fair            Unrealized  Unrealized        Fair
(Millions)                             Cost      Gains      (Losses)      Value       Cost      Gains    (Losses)       Value
                                    -------      -----      --------    -------    -------      -----     -------     -------
Corporate debt securities           $12,238      $  53      $  (742)    $11,549    $10,854     $  362      $(223)     $10,993
Mortgage-backed securities            8,898         14         (241)      8,671      7,914        188         (5)       8,097
State and municipal obligations       5,430         81         (160)      5,351      4,282        343         --        4,625
Foreign government bonds
  and obligations                       985          9          (15)        979        972         41         (4)       1,009
U.S. Government and
  agencies obligations                   47         --           --          47         45          3         --           48
Equity securities                       611        525           (6)      1,130        481        168         (4)         645
Other                                 1,844         --           (1)      1,843      1,347          1         (1)       1,347
                                    -------      -----      -------     -------    -------     ------      ------     -------
  Total                             $30,053      $ 682      $(1,165)    $29,570    $25,895     $1,106      $(237)     $26,764
                                    =======      =====      =======     =======    =======     ======      ======     =======

                                                            Held to Maturity                       Available-for-Sale
                                                            ----------------                       ------------------
                                                                       Fair                                      Fair
December 31, 1999 (Millions)                                 Cost     Value                          Cost       Value
                                                         --------   -------                       -------     -------
Due within 1 year                                        $   417    $   419                       $ 2,502     $ 2,503
Due after 1 year through 5 years                           4,337      4,361                         4,632       4,576
Due after 5 years through 10 years                         2,122      2,126                         7,397       6,989
Due after 10 years                                           952        947                         6,013       5,701
                                                         -------    -------                       -------     -------
                                                           7,828      7,853                        20,544      19,769
Mortgage-backed securities                                 1,393      1,365                         8,898       8,671
Equity securities                                             --         --                           611       1,130
                                                         -------    -------                       -------     -------
  Total                                                  $ 9,221    $ 9,218                       $30,053     $29,570
                                                         =======    =======                       =======     =======

Mortgage-backed securities primarily include
GNMA, FNMA and FHLMC securities at December 31, 1999 and
1998.

                                    -24-        (1999 Annual Report p. 41)

The table below includes purchases, sales and maturities of investments classified as Held to Maturity and Available-for-Sale for the years ended December 31:

                           1999                      1998
                 ---------------------      ----------------------
                  Held to   Available-       Held to    Available-
(Millions)       Maturity     for-Sale      Maturity      for-Sale
                 --------    ---------      --------     ---------
Purchases         $   93      $ 11,557        $  692      $  9,927
Sales             $   90      $  2,941        $  243      $  1,413
Maturities        $1,313      $  4,441        $2,191      $  5,524


Investments classified as Held to Maturity were sold during 1999 and 1998 due to credit deterioration. Gross realized gains and losses on sales were negligible.

  Gross realized gains and (losses) on sales of securities classified as Available-for-Sale, using the specific identification method, were $64 million and ($23 million), $130 million and ($42 million) and $67 million and ($10 million) for the years ended December 31, 1999, 1998 and 1997, respectively.

  The increase in net unrealized gains on Trading securities, which is included in income, was $30 million, $3 million and $24 million for the years ended December 31, 1999, 1998 and 1997, respectively.

  In connection with the spin-off of Lehman Brothers Holdings Inc. (Lehman) in 1994, the company acquired 928 shares and Nippon Life Insurance company (Nippon Life) acquired 72 shares of Lehman's redeemable voting preferred stock for a nominal dollar amount. This security entitles its holders to receive an aggregate annual dividend of 50 percent of Lehman's net income in excess of $400 million for each of eight years ending in May 2002, with a maximum dividend of $50 million in any one year. In both 1999 and 1998 the company received a dividend of $46 million on these shares; in 1997, this dividend was $7 million. In addition, the company and Nippon Life were entitled to receive 92.8 percent and 7.2 percent, respectively, of an earnings-related payout from Travelers Inc. (Travelers), which was assigned by Lehman to the company and Nippon Life in connection with the spin-off transaction. The earnings-related payout, which was 10 percent of after-tax profits of Smith Barney, a subsidiary of Travelers, in excess of $250 million per year, was for five years and ended in 1998. The amounts recognized in relation to this payout were approximately $70 million in both 1998 and 1997.

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

The following table presents these components of other comprehensive income, net of tax:

(Millions, net of tax)                                                  1999      1998        1997
                                                                       -----      ----       -----
Holding (losses) gains                                                 $(852)     $ 61       $ 230
Reclassification for realized gains                                      (27)      (57)        (37)
                                                                       -----      ----       -----
 (Decrease) increase in net unrealized securities gains
    recognized in other comprehensive income                           $(879)     $  4       $ 193
                                                                       =====      ====       =====

                                    -25-        (1999 Annual Report p. 42)

NOTE 3 LOANS

Loans at December 31 consisted of:

(Millions)                                               1999        1998
                                                     --------    --------
Cardmember and Consumer Loans                        $ 19,955    $ 16,765
Commercial Loans:
  Commercial and industrial                             1,898       2,265
  Loans to banks and other institutions                 1,612       1,649
  Mortgage and real estate                                142         516
Other, principally policyholders' loans                   728         671
                                                     --------    --------
                                                       24,335      21,866
Less: Reserves for credit losses                          753         812
                                                     --------    --------
  Total                                              $ 23,582    $ 21,054
                                                     ========    ========

Note: American Express Financial Advisors (AEFA) mortgage loans of $3.9 billion and $3.8 billion in 1999 and 1998, respectively, are included in Investment Mortgage Loans and are presented in Note 2.


The following table presents changes in Reserves for Credit Losses related to loans:

(Millions)                                               1999        1998
                                                     --------    --------
Balance, January 1                                   $    812    $    707
Provision for credit losses                               832       1,165
Write-offs                                             (1,062)     (1,134)
Recoveries of amounts previously written-off              171          74
                                                     --------    --------
Balance, December 31                                 $    753    $    812
                                                     ========    ========


NOTE 4 SHORT- AND LONG-TERM DEBT AND BORROWING AGREEMENTS

SHORT-TERM DEBT
At December 31, 1999 and 1998, the company's total short-term debt outstanding was $30.6 billion and $22.6 billion, respectively, with weighted average interest rates of 5.6% and 5.7%, respectively. At December 31, 1999 and 1998, $6.9 billion and $0.5 billion, respectively, of short-term debt outstanding was covered by interest rate swaps. The year-end weighted average effective interest rates were 5.5% and 5.7% for 1999 and 1998, respectively. The company generally paid fixed rates of interest under the terms of interest rate swaps. Unused lines of credit to support commercial paper borrowings were approximately $8.8 billion at December 31, 1999.

                                    -26-        (1999 Annual Report p. 43)

LONG-TERM DEBT

December 31, (Dollars in millions)

                                             1999                                                  1998
                       -------------------------------------------------  ---------------------------------------------------------

                                                      Year-End                                               Year-End
                                  Notional Year-End  Effective                                    Year-End  Effective
                                    Amount   Stated   Interest  Maturity               Notional     Stated   Interest   Maturity
                       Outstanding      of  Rate on  Rate with        of Outstanding     Amount    Rate on  Rate with         of
                           Balance   Swaps Debt(a,b) Swaps(a,b)    Swaps     Balance   of Swaps   Debt(a,b) Swaps(a,b)     Swaps
                           -------  ------ --------  ---------    ------     -------    -------   --------  ---------     ------
Notes due
  June 23, 2004             $  499      --     6.75%        --        --      $  499         --       6.75%        --         --
Notes due
  January 22, 2004             497      --    5.625%        --        --          --         --         --         --         --
Notes due
  August 12, 2002              400  $  400     6.50%      6.06%     2002         400     $  400       6.50%      5.40%      2002
Notes due
  June 15, 2000                300     300    6.125%      6.29%     2000         300        300      6.125%      5.34%      2000
Notes due
  November 15, 2001            300     300    6.125%      6.46%     2001         299        299      6.125%      5.54%      2001
Notes due
  August 15, 2001              300      --     8.50%        --        --         299         --       8.50%        --         --
Floating Rate Notes due
  May 1, 2002                  400     400     6.26%      6.00%     2002         399        399       5.27%      5.31%      2002
Floating Rate Notes due
  December 31, 2001            300      --    6.265%        --        --         300         --       5.35%        --         --
Other Fixed Senior Notes                                           2000-                                                   1999-
  due 1999-2022              1,271     865     6.66%      6.87%     2012       1,631      1,315       7.10%      6.39%      2012
Other Floating Senior Notes                                                                                                1999-
  due 1999-2002              1,243      50     5.16%      5.19%     2000       2,170        150       5.52%      5.55%      2000
Other Floating Rate Notes
  due 1999-2004                251     150     6.97%      7.33%     2004         486        150       6.34%      6.53%      2004
Other Fixed Rate Notes                                             2001-
  due 1999-2006                234      54     5.62%      5.32%     2006         236         34       4.95%      4.98%      2006
                            ------  ------                                    ------     ------
Total                       $5,995  $2,519                                    $7,019     $3,047
                            ======  ======                                    ======     ======

(a) For floating rate debt issuances, the stated and effective interest rates were based on the respective rates at December 31, 1999 and 1998; these rates are not an indication of future interest rates.
(b) Weighted average rates were determined where appropriate.


The above interest rate swaps generally require the company to pay a floating rate, with a predominant index of LIBOR (London Interbank Offered
Rate).

  The company paid interest (net of amounts capitalized) of $2.6 billion, $2.6 billion and $2.5 billion in 1999, 1998 and 1997, respectively.

  Aggregate annual maturities of long-term debt for the five years ending December 31, 2004 are as follows (millions): 2000, $1,810; 2001, $1,500;
2002, $920; 2003, $216; and 2004, $1,217.


NOTE 5 CUMULATIVE QUARTERLY INCOME PREFERRED SHARES

In 1998, American Express Company Capital Trust I, a wholly-owned subsidiary of the company, established as a Delaware statutory business trust (the Trust), completed a public offering of 20 million shares (carrying value of $500 million) of 7.0% Cumulative Quarterly Income Preferred Shares Series I (QUIPS) (liquidation preference of $25 per share). Proceeds of the issue were invested in Junior Subordinated Debentures (the Debentures) issued by the company due 2028 which represent the sole assets of the Trust. The QUIPS are subject to mandatory redemption upon repayment of the Debentures at maturity or their earlier redemption. The company has the option to redeem the Debentures, in whole or in part, at any time on or after July 16, 2003, which will result in the redemption of a corresponding amount of QUIPS.

  The company has unconditionally guaranteed all distributions required to be made by the Trust, but only to the extent the Trust has funds legally available for such distributions. The only source of funds for the Trust is the company's interest payments on the Debentures. The company has the right to defer such interest payments

                                    -27-        (1999 Annual Report p. 44)
up to 20 consecutive quarters; as a consequence, quarterly dividend payments on the QUIPS can be deferred by the Trust during any such interest payment period. If the company defers any interest payments, the company may not, among other things, pay any dividends on its capital stock until all interest in arrears is paid to the Trust. Distributions on the QUIPS are reported as Interest Expense in the Consolidated Statements of Income.


NOTE 6 COMMON AND PREFERRED SHARES

In September 1998, the company's Board of Directors authorized the company to repurchase up to 40 million additional common shares over the subsequent two to three years, subject to market conditions. The company has repurchased approximately 106 million shares since 1994 pursuant to several authorizations, including 6 million under the current authorization. These plans are designed to allow the company to purchase shares, both to offset the issuance of new shares as part of employee compensation plans and to reduce shares outstanding.

  Of the common shares authorized but unissued at December 31, 1999, 81 million shares were reserved for issuance for employee stock, employee benefit and dividend reinvestment plans, as well as a stock purchase agreement.

  During 1999, the company entered into a stock purchase agreement that partially offsets the company's exposure from its stock option program. The agreement matures in 2004 and provides for the purchase by the company of 7 million shares at an average price of approximately $146 per share. During the term of the agreement the company may periodically issue shares or receive shares from a third party so that the value of shares held by the third party equals the aggregate purchase price of $1,023 million. At maturity, the company may deliver the aggregate purchase price against delivery of the shares held by the third party, or elect a net cash or net share settlement. The purchase price may be prepaid in whole or in part at any time. This agreement is separate from the company's previously authorized share repurchase program.

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

  Common shares activity for each of the last three years ended December 31 was:


(Thousands)                                   1999              1998             1997
                                           -------           -------          -------
Shares outstanding at beginning of year    450,468           466,417          472,859
Repurchases of common shares                (9,048)          (19,400)         (17,010)
Exchange of Lehman preferred shares for
  American Express common shares                --                --            4,399
Other, primarily employee plans              5,469             3,451            6,169
                                           -------           -------          -------
Shares outstanding at end of year          446,889           450,468          466,417
                                           =======           =======          =======

The Board of Directors is authorized to permit the company to issue up to 20 million preferred shares without further shareholder approval.

                                    -28-        (1999 Annual Report p. 45)

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

  Credit risk related to derivatives and other off-balance sheet financial instruments is the possibility that the counterparty will not fulfill the terms of the contract. It is monitored through established approval procedures, including setting concentration limits by counterparty and country, reviewing credit ratings and requiring collateral where appropriate. For its trading activities with clients, AEB requires collateral when it is not willing to assume credit exposure to counterparties for either contract mark-to-market or delivery risk. A significant portion of the company's transactions are with counterparties rated A or better by nationally recognized credit rating agencies. The company also uses master netting agreements which allow the company to settle multiple contracts with a single counterparty in one net receipt or payment in the event of counterparty default. Credit risk approximates the fair value of contracts in a gain position (asset) and totaled $0.7 billion and $0.8 billion at December 31, 1999 and 1998, respectively. The fair value represents the replacement cost and is determined by market values, dealer quotes or pricing models.

                                    -29-        (1999 Annual Report p. 46)

  The following tables detail information regarding the company's derivatives at December 31:

NONTRADING                                                                1999
                                                   -------------------------------------------------------
                                                                  Carrying Value            Fair Value
                                                   Notional       ----------------       -----------------
(millions)                                           Amount       Asset  Liability       Asset   Liability
                                                   --------       -----  ---------       -----   ---------
 Interest Rate Products:
   Interest rate swaps                              $20,971        $ 63       $ 64        $137        $225
   Interest rate caps and floors purchased            3,625          10         --          15           2
   Forward rate agreements                              567           8          9          --          --
   Other                                                 63          --         --          --          63
                                                    -------        ----       ----        ----        ----
   Total Interest Rate Products                       5,226          81         73         152         290
 Foreign currency forward and spot contracts          6,910          62         53          76         114
 Other Products                                       1,705         174         50         175          68
                                                    -------        ----       ----        ----        ----
   Total                                            $33,841        $317       $176        $403        $472
                                                    =======        ====       ====        ====        ====


                                                                           1998
                                                   -------------------------------------------------------
                                                                   Carrying Value           Fair Value
                                                   Notional       ----------------       -----------------
(millions)                                           Amount       Asset  Liability       Asset   Liability
                                                   --------       -----  ---------       -----   ---------
  Interest Rate Products:
    Interest rate swaps                             $13,548        $ 81       $ 72        $234        $174
    Interest rate caps and floors purchased           7,025          17         --          21           1
    Forward rate agreements                             384          --         --          --          --
                                                    -------        ----       ----        ----        ----
    Total Interest Rate Products                     20,957          98         72         255         175
 Foreign currency forward and spot contracts          5,965          49         52          59          54
 Other Products                                       2,339         147         65         137          92
                                                    -------        ----       ----        ----        ----
    Total                                           $29,261        $294       $189        $451        $321
                                                    =======        ====       ====        ====        ====

                                    -30-        (1999 Annual Report p. 46)

TRADING                                                                   1999
                                                   -------------------------------------------------------
                                                                Carrying/Fair Value     Average Fair Value
                                                   Notional     --------------------    ------------------
(millions)                                           Amount       Asset  Liability       Asset   Liability
                                                   --------       -----  ---------       -----   ---------
Interest Rate Products:
  Interest rate swaps                               $ 2,184        $ 54       $ 45        $ 54        $ 46
  Other                                                 446           1          2           1           4
                                                    -------        ----       ----        ----       -----
  Total Interest Rate Products                        2,630          55         47          55          50
                                                    -------        ----       ----        ----       -----
Foreign Currency Products:*
  Forward and spot contracts                         13,183         204        142         211         169
  Foreign currency options written                    1,263          --         39          --          37
  Foreign currency options purchased                  1,272          45         --          37          --
                                                    -------        ----       ----        ----       -----
  Total Foreign Currency Products                    15,718         249        181         248         206
                                                    -------        ----       ----        ----       -----
  Total                                             $18,348        $304       $228        $303        $256
                                                    =======        ====       ====        ====       =====

                                                                          1998
                                                   -------------------------------------------------------
                                                                Carrying/Fair Value      Average Fair Value
                                                   Notional     -------------------      ------------------
(millions)                                           Amount       Asset  Liability       Asset   Liability
                                                   --------       -----  ---------       -----   ---------
Interest Rate Products:
  Interest rate swaps                               $ 1,266        $ 59       $ 51        $ 80        $ 63
  Financial futures sold                                949          --          1          --          --
  Other                                                 186           1          6           4           9
                                                     -------       ----       ----        ----       -----
  Total Interest Rate Products                        2,401          60         58          84          72
                                                     -------       ----       ----        ----       -----
Foreign Currency Products:*
  Forward and spot contracts                         16,308         274        232         407         340
  Foreign currency options written                    1,630          --         53          --          56
  Foreign currency options purchased                  1,642          51         --          55          --
                                                    -------        ----       ----        ----       -----
  Total Foreign Currency Products                    19,580         325        285         462         396
                                                    -------        ----       ----        ----       -----
  Total                                             $21,981        $385       $343        $546        $468
                                                    =======        ====       ====        ====       =====

* These are predominantly contracts with clients and the related hedges of those client contracts. The company's net trading foreign currency exposure was approximately $93 million and $24 million at December 31, 1999 and 1998, respectively.

The average aggregate fair values of derivative financial instruments held for trading purposes were computed based on monthly information. Net derivative trading gains of $83 million and $137 million for 1999 and 1998, respectively, were primarily due to trading in foreign currency forward contracts and are included in Other Commissions and Fees.


                                    -31-        (1999 Annual Report p. 47)

INTEREST RATE PRODUCTS
The company uses interest rate products, principally swaps, primarily to manage funding costs related to Travel Related Services' (TRS) Charge Card and Cardmember lending businesses. For its Charge Card and fixed rate lending products, TRS uses interest rate swaps to achieve a targeted mix of fixed and floating rate funding. For the majority of its Cardmember loans, which are linked to a floating rate base and generally reprice each month, TRS generally enters into interest rate swaps, to the extent necessary, paying rates that reprice similarly with changes in the base rate of the underlying loans.

  AEB uses interest rate products to manage its portfolio of loans, deposits and securities holdings. The termination dates of nontrading interest rate swaps are generally matched with the maturity dates of the underlying assets and liabilities.

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


  AEFA uses interest rate caps, swaps and floors to protect the margin between the interest rates earned on investments and the interest rates credited to holders of investment certificates and fixed annuities. Interest rate caps, swaps and floors generally mature within five years. The costs of interest rate caps and floors are reported in Other Assets and amortized into Interest and Dividends

                                    -32-        (1999 Annual Report p. 47)
on a straight-line basis over the term of the contract; benefits are recognized in income when earned.

  In 1998, AEFA entered into interest rate swaps to manage the level of 1999 fee income earned on the management of fixed income securities in variable annuities and mutual funds. These swaps are used for nontrading purposes and meet the criteria for hedge accounting. Interest is accrued and reported in Other Receivables or Accounts Payable, as appropriate, and Management and Distribution Fees.

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


                                    -33-        (1999 Annual Report p. 48)

  The company also uses foreign currency forward contracts to hedge its firm commitments. In addition, for selected major overseas markets, the company uses foreign currency forward contracts to hedge future income, generally for periods not exceeding one year; unrealized gains and losses are recognized currently in income. In the latter part of 1999 and 1998, foreign currency forward contracts were both sold (with notional amounts of $611 million and $569 million, respectively) and purchased (with notional amounts of $25 million and $34 million, respectively) to manage a majority of anticipated future cash flows in major overseas markets. The impact of these activities was not material.

OTHER PRODUCTS
Included in Other Products are purchased and written index options used by AEFA to hedge against adverse changes in the U.S. equities markets, which affect revenues earned on assets under management. Index options are carried at market value and included in Other Assets or Other Liabilities, as appropriate. Gains and losses on these options are deferred until the related revenues are earned. At December 31, 1998, the notional value of these options was $1.2 billion.

  Other Products also include written and purchased index options used by AEFA to manage the margin related to certain investment certificate and annuity products that pay interest based upon the relative change in a major stock market index between the beginning and end of the product's term. Purchased and written options used in conjunction with these products are reported in Other Assets and Other Liabilities, respectively. The amortization of the cost of purchased options and the proceeds of written options, along with changes in intrinsic value of the contracts, are included in Interest and Dividends. At December 31, 1999 and 1998, the notional value of these options was $1.6 billion and $1.1 billion, respectively.

OTHER OFF-BALANCE SHEET
FINANCIAL INSTRUMENTS
The company's other off-balance sheet financial instruments principally relate to extending credit to satisfy the needs of its clients. The contractual amount of these instruments represents the maximum potential credit risk, assuming the contract amount is fully utilized, the counterparty defaults and collateral held is worthless. Management does not expect any material adverse consequence to the company's financial position to result from these contracts.

                                    -34-        (1999 Annual Report p. 48)

December 31, (Millions)                           1999       1998
                                               -------    -------
Unused credit available to Cardmembers         $67,565    $44,626
Loan commitments and other lines of credit     $ 1,254    $ 1,197
Standby letters of credit and guarantees       $ 1,407    $ 1,270
Commercial and other letters of credit         $   411    $   400



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

  The company issues commercial and other letters of credit to facilitate the short-term trade-related needs of its clients, which typically mature within six months. At December 31, 1999 and 1998, the company held $1,023 million and $829 million, respectively, of collateral supporting standby letters of credit and guarantees and $220 million and $215 million, respectively, of collateral supporting commercial and other letters of credit.

  Other financial institutions have committed to extend lines of credit to the company of $11.5 billion and $10.3 billion at December 31, 1999 and 1998, respectively.


NOTE 8 FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table discloses fair value information for on- and off-balance sheet financial instruments. Certain items, such as life insurance obligations, employee benefit obligations and investments accounted for under the equity method are excluded. The fair values of financial instruments are estimates based upon market conditions and perceived risks at December 31, 1999 and 1998 and require management judgment. These figures may not be indicative of their future fair values.


                                    -35-        (1999 Annual Report p. 49)

December 31, (Millions)                                                    1999                  1998
                                                                   -------------------    ------------------
                                                                   Carrying       Fair    Carrying      Fair
                                                                      Value      Value       Value     Value
                                                                   --------   --------    --------   -------
Financial Assets
Assets for which carrying values approximate fair values           $ 71,735   $ 71,735   $ 55,434   $ 55,434
Investments                                                        $ 43,052   $ 42,963   $ 41,299   $ 42,166
Loans                                                              $ 23,680   $ 23,594   $ 21,258   $ 21,029
Derivative financial instruments, net                              $    217   $      7   $    147   $    172

Financial Liabilities
Liabilities for which carrying values approximate fair values      $ 60,932   $ 60,932   $ 48,404   $ 48,404
Fixed annuity reserves                                             $ 19,189   $ 18,592   $ 19,855   $ 19,145
Investment certificate reserves                                    $  5,922   $  5,905   $  4,821   $  4,830
Long-term debt                                                     $  5,995   $  5,949   $  7,019   $  7,222
Separate account liabilities                                       $ 31,870   $ 31,015   $ 25,005   $ 24,179


The carrying and fair values of other off-balance sheet financial instruments are not material as of December 31, 1999 and 1998. See Notes 2 and 7 for carrying and fair value information regarding investments and derivative financial instruments. The following methods were used to estimate the fair values of financial assets and financial liabilities:

FINANCIAL ASSETS
Assets for which carrying values approximate fair values include cash and cash equivalents, accounts receivable and accrued interest, separate account assets and certain other assets.

  For variable rate loans that reprice within a year where there has been no significant change in counterparties' creditworthiness, fair values are based on carrying values.


                                    -36-        (1999 Annual Report p. 49)

The fair values of all other loans, except those with significant credit deterioration, are estimated using discounted cash flow analysis, based on current interest rates for loans with similar terms to borrowers of similar credit quality. For loans with significant credit deterioration, fair values are based on estimates of future cash flows discounted at rates commensurate with the risk inherent in the revised cash flow projections, or for collateral dependent loans, on collateral values.

FINANCIAL LIABILITIES
Liabilities for which carrying values approximate fair values include customers' deposits, travelers cheques outstanding, accounts payable, short-term debt and certain other liabilities.

  Fair values of fixed annuities in deferral status are estimated as the accumulated value less applicable surrender charges and loans. For annuities in payout status, fair value is estimated using discounted cash flows, based on current interest rates. The fair value of these reserves excludes life insurance-related elements of $1.4 billion and $1.3 billion in 1999 and 1998, respectively.

  For variable rate investment certificates that reprice within a year, fair values approximate carrying values. For other investment certificates, fair value is estimated using discounted cash flows based on current interest rates. The valuations are reduced by the amount of applicable surrender charges and related loans.

  For variable rate long-term debt that reprices within a year, fair values approximate carrying values. For other long-term debt, fair value is estimated using either quoted market prices or discounted cash flow based on the company's current borrowing rates for similar types of borrowing.

  Fair values of separate account liabilities, after excluding life insurance-related elements of $4.0 billion and $2.3 billion in 1999 and 1998, respectively, are estimated as the accumulated value less applicable surrender charges.


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

December 31, (Dollars in millions)         1999         1998
                                       --------     --------
Financial institutions(a)              $ 17,489     $ 13,755
Individuals(b)                          112,616       82,762
U.S. Government and agencies(c)          16,498       15,836
All other                                26,127       25,433
                                       --------     --------
  Total                                $172,730     $137,786
                                       ========     ========
Composition:
  On-balance sheet                           59%          65%
  Off-balance sheet                          41           35
                                       --------     --------
  Total                                     100%         100%
                                       ========     ========

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


                                    -37-        (1999 Annual Report p. 50)

NOTE 10 STOCK PLANS

Under the 1998 Incentive Compensation Plan and previously under the 1989 Long-Term Incentive Plan (the Plans), awards may be granted to officers, other key employees and other key individuals who perform services for the company and its participating subsidiaries. These awards may be in the form of stock options, stock appreciation rights, restricted stock, performance grants and similar awards designed to meet the requirements of non-U.S. jurisdictions. The company also has options outstanding pursuant to a Directors' Stock Option Plan. Under these plans, there were a total of 40.9 million, 53.1 million and 25.9 million common shares available for grant at December 31, 1999, 1998 and 1997, respectively. Each option has an exercise price at least equal to the market price of the company's common stock on the date of grant and a maximum term of 10 years. Options granted prior to 1999 generally vest at 33 1/3 percent per year beginning with the first anniversary of the grant date. Starting in 1999, options granted generally vest at 33 1/3 percent per year beginning with the second anniversary of the grant date. The company also sponsors the American Express Incentive
Savings Plan, under which purchases of the company's common shares are made by or on behalf of participating employees.

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

  The company granted 0.4 million, 0.1 million and 1.4 million restricted stock awards with a weighted average grant date value of $108.76, $88.97 and $67.08 per share for 1999, 1998 and 1997, respectively. Restrictions generally expire four years from date of grant. The compensation cost that has been charged against income for the company's restricted stock awards was $38 million, $36 million and $48 million for 1999, 1998 and 1997, respectively.

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


(Millions, except per share amounts)       1999      1998       1997
                                         ------    ------     ------
Net income:
  As reported                            $2,475    $2,141     $1,991
  Pro forma                              $2,348    $2,060     $1,948
Basic EPS:
  As reported                            $ 5.54    $ 4.71     $ 4.29
  Pro forma                              $ 5.26    $ 4.53     $ 4.20
Diluted EPS:
  As reported                            $ 5.42    $ 4.63     $ 4.15
  Pro forma                              $ 5.14    $ 4.45     $ 4.07


The fair value of each option is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1999, 1998 and 1997, respectively:


                                          1999       1998      1997
                                        ------    -------   -------
Dividend yield                             1.5%       2.0%      2.6%
Expected volatility                         30%        23%       20%
Risk-free interest rate                    5.1%       5.5%      6.2%
Expected life of stock option          5 years    5 years   5 years


                                    -38-        (1999 Annual Report p. 51)

The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated increases. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The weighted average fair value per option was $33.28, $21.70 and $14.76 for options granted during 1999, 1998 and 1997, respectively.

  A summary of the status of the company's stock option plans as of December
31 and changes during each of the years then ended is presented below:

(Shares in thousands)                          1999                   1998                       1997
                                    ----------------------    ----------------------     ----------------------
                                                  Weighted                  Weighted                   Weighted
                                                   Average                   Average                    Average
                                    Shares  Exercise Price    Shares  Exercise Price     Shares  Exercise Price
                                    ------  --------------    ------  --------------     ------  --------------
Outstanding at beginning
         of year                    25,553       $   64.46    20,041        $  44.32     21,116         $ 32.60
Granted                             12,176       $  109.59    11,494        $  88.53      6,295         $ 66.74
Exercised                           (5,344)      $   48.60    (4,410)       $  35.16     (6,566)        $ 27.65
Forfeited/Expired                     (881)      $   89.45    (1,572)       $  65.87       (804)        $ 48.12
                                    ------                    ------                     ------
Outstanding at end
         of year                    31,504       $   83.88    25,553        $  64.46     20,041         $ 44.32
                                    ------                    ------                     ------
Options exercisable at end
         of year                    10,825       $   56.11     9,718        $  40.11      9,124         $ 30.58
                                    ======                    ======                     ======

The following table summarizes information about the stock options outstanding at December 31, 1999:

(Shares in thousands)                      Options Outstanding                        Options Exercisable
                           -----------------------------------------------       ----------------------------
                                                 Weighted
                                                  Average         Weighted                           Weighted
                                Number          Remaining          Average            Number          Average
Range of Exercise Prices   Outstanding   Contractual Life   Exercise Price       Exercisable   Exercise Price
------------------------   -----------   ----------------   --------------       -----------   --------------
$18.74 - $46.99                  5,877                5.0         $  36.47             5,877         $  36.47
$47.00 - $86.99                  5,280                7.3         $  70.01             2,455         $  66.66
$87.00 - $104.99                 8,461                8.1         $  88.70             2,212         $  89.24
$105.00 - $158.44               11,886                8.9         $ 110.04               281         $ 114.23
                                ------                                                ------
$18.74 - $158.44                31,504                7.7         $  83.88            10,825         $  56.11
                                ======                                                ======


                                    -39-        (1999 Annual Report p. 52)

NOTE 11 RETIREMENT PLANS

PENSION PLANS
The company sponsors the American Express Retirement Plan (the Plan), a noncontributory defined benefit plan, under which the cost of retirement benefits for eligible employees in the United States is measured by length of service, compensation and other factors and is currently being funded through a trust. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended (ERISA). Employees' accrued benefits are based on recordkeeping account balances which are maintained for each individual and are credited with additions equal to a percentage, based on age plus service, of base pay, certain commissions and bonuses, overtime and shift differential, each pay period. Employees' balances are also credited daily with a fixed rate of interest that is updated each January 1 and is based on the average of the daily five-year U.S. Treasury Note yields for the previous October 1 through November 30. Employees have the option to receive annuity payments or a lump sum payout at vested termination or retirement.

  In addition, the company sponsors an unfunded nonqualified Supplemental Retirement Plan (the SRP) for certain highly compensated employees to replace the benefit that cannot be provided by the Plan, a qualified plan under ERISA. The SRP generally parallels the Plan but offers different payment options.

  Most employees outside the United States are covered by local retirement plans, some of which are funded, or receive payments at the time of retirement or termination under applicable labor laws or agreements. Benefits under these local plans are generally expensed and are not funded.

  Plan assets consist principally of equities and fixed income securities.


                                    -40-        (1999 Annual Report p. 52)

Net pension cost consisted of the following components:

(Millions)                          1999        1998        1997
                                    ----        ----        ----
Service cost                        $ 95        $ 88        $ 76
Interest cost                         94          90          82
Expected return on plan assets       (95)        (91)        (86)
Amortization of:
  Prior service cost                  (9)         (9)         (9)
  Transition obligation                2           1           1
  Reversion gain                      (4)         (4)         (4)
Recognized net actuarial loss          7           3          --
Settlement/Curtailment gain          (16)        (15)        (11)
                                    ----        ----        ----
Net periodic pension benefit cost   $ 74        $ 63        $ 49
                                    ----        ----        ----

The funded status of the company's pension plans is based on valuations as of September 30. The following tables provide a reconciliation of the changes in the plans' benefit obligation and fair value of assets:

Reconciliation of change in benefit obligation

(Millions)                                               1999             1998
                                                       ------           ------
Benefit obligation at October 1,                       $1,413           $1,199
Service cost                                               95               88
Interest cost                                              94               90
Benefits paid                                             (44)             (43)
Actuarial loss                                            (57)             156
Settlements/Curtailments                                  (55)             (81)
Foreign currency exchange rate changes                    (27)               4
                                                       ------           ------
Benefit obligation at September 30,                    $1,419           $1,413
                                                       ======           ======


Reconciliation of change in fair value of plan assets

(Millions)                                               1999             1998
                                                       ------           ------
Fair value of plan assets at October 1,                $1,216           $1,279
Actual return on plan assets                              221                2
Employer contributions                                     65               47
Benefits paid                                             (44)             (43)
Settlements/Curtailments                                  (54)             (71)
Foreign currency exchange rate changes                    (18)               2
                                                       ------           ------
Fair value of plan assets at September 30,             $1,386           $1,216
                                                       ======           ======

The following table reconciles the plans' funded status to the amounts recognized on the Consolidated Balance Sheets:

Funded status
(Millions)                                               1999             1998
                                                        -----            -----
Funded status at September 30,                          $ (33)           $(197)
Unrecognized net actuarial loss (gain)                   (142)              38
Unrecognized prior service cost                           (58)             (67)
Unrecognized net transition obligation                      2                4
Fourth quarter contributions (net of benefit payments)      5               20
                                                        -----            -----
Net amount recognized at December 31,                   $(226)           $(202)
                                                        =====            =====


                                    -41-        (1999 Annual Report p. 53)

The following table provides the amounts recognized on the Consolidated
Balance Sheets as of December 31:

(Millions)                                     1999      1998
                                              -----     -----
Accrued benefit liability                     $(331)    $(294)
Prepaid benefit cost                             88        78
Intangible asset                                 17        14
                                              -----     -----
Net amount recognized at December 31,         $(226)    $(202)
                                              =====     =====

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $226 million, $188 million and $22 million, respectively, as of December 31, 1999, and $540 million, $477 million and $286 million, respectively, as of December 31, 1998.

  The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10 percent of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

  The weighted average assumptions used in the company's defined benefit plans were:
                                               1999    1998
                                               ----    ----
Discount rates                                  7.3%    6.6%
Rates of increase in compensation levels        4.4%    4.1%
Expected long-term rates of return on assets    9.4%    9.3%

The company also has a defined contribution retirement plan (a 401(k) savings plan with a profit sharing feature) covering most employees in the United States. The defined contribution plan expense was $126 million, $106 million and $101 million in 1999, 1998 and 1997, respectively.

OTHER POSTRETIREMENT BENEFITS
The company sponsors postretirement benefit plans that provide health care, life insurance and other postretirement benefits to retired U.S. employees. Net periodic postretirement benefit expenses were $20 million, $17 million and $15 million in 1999, 1998 and 1997, respectively. The liabilities recognized on the Consolidated Balance Sheets for the company's defined postretirement benefit plans (other than pension plans) at December 31, 1999 and 1998 were $205 million and $204 million, respectively.


NOTE 12 INCOME TAXES

The provisions for income taxes were:

(Millions)                1999      1998    1997
                         -----    ------   -----
Federal                  $ 645    $  465   $ 453
State and local             76        35      46
Foreign                    242       284     260
                         -----    ------   -----
  Total                  $ 963    $  784   $ 759
                         =====    ======   =====


                                    -42-        (1999 Annual Report p. 54)

Accumulated net earnings of certain foreign subsidiaries, which totaled $1.6 billion at December 31, 1999, are intended to be permanently reinvested outside the United States. Accordingly, federal taxes, which would have aggregated $236 million, have not been provided on those earnings.

  The current and deferred components of the provision for income taxes were:

(Millions)                1999     1998    1997
                         -----    -----   -----
Current                  $ 716    $ 883   $ 824
Deferred                   247      (99)    (65)
                         -----    -----   -----
  Total                  $ 963    $ 784   $ 759
                         =====    =====   =====

The company's net deferred tax assets at December 31 were:

(Millions)                    1999      1998
                           -------   -------
Deferred tax assets        $ 3,126   $ 2,921
Deferred tax liabilities     1,691     1,680
                           -------   -------
Net deferred tax assets    $ 1,435   $ 1,241
                           =======   =======

Deferred tax assets primarily reflect reserves not yet deducted for tax purposes of $1.7 billion and $1.8 billion for 1999 and 1998, respectively, deferred Cardmember fees of $230 million and $225 million, and deferred compensation of $358 million and $331 million at December 31, 1999 and 1998, respectively. Deferred tax liabilities for 1999 and 1998 mainly comprise deferred acquisition costs of $919 million and $853 million, respectively; and accelerated depreciation of $148 million and $158 million, respectively.

  Deferred taxes related to SFAS No. 115 include deferred tax assets of $145 million for 1999 and deferred tax liabilities of $320 million for 1998.

  The principal reasons that the aggregate income tax provision is different from that computed by using the U.S. statutory rate of 35 percent are:

(Millions)                                               1999           1998         1997
                                                      -------        -------        -----
Combined tax at U.S. statutory rate                   $ 1,203        $ 1,024        $ 962
Changes in taxes resulting from:
  Tax-preferred investments                              (171)          (157)        (153)
  Tax-exempt element of dividend income                   (43)           (38)         (22)
  Foreign income taxed at rates other than
    U.S. statutory rate                                   (35)           (44)         (13)
  State and local income taxes                             49             23           29
All other                                                 (40)           (24)         (44)
                                                      -------        -------        -----
Income tax provision                                  $   963        $   784        $ 759
                                                      =======        =======        =====

Net income taxes paid by the company during 1999, 1998 and 1997 were $392 million, $977 million and $878 million, respectively, and include estimated tax payments and cash settlements relating to prior tax years.

  The items composing comprehensive income in the Consolidated Statements of Shareholders' Equity are presented net of income tax provision (benefit).

  The changes in net unrealized securities gains are presented net of tax provision (benefits) of $(473) million, $2 million and $104 million for 1999, 1998 and 1997, respectively. Foreign currency translation adjustments are presented net of tax (benefits) of $(3) million, $(8) million and $(4) million for 1999, 1998 and 1997, respectively.

                                    -43-        (1999 Annual Report p. 55)

NOTE 13 EARNINGS PER COMMON SHARE

SFAS No. 128, "Earnings per Share," requires the presentation of basic and diluted earnings per common share (EPS) in the income statement. Under these requirements, basic EPS is computed using the average actual shares outstanding during the period. Diluted EPS is basic EPS adjusted for the dilutive effect of stock options, restricted stock awards (RSAs) and other financial instruments that may be converted into common shares. The basic and diluted EPS computations are as follows:

(Millions, except per share amounts)                              1999       1998       1997
                                                                ------     ------     ------
Numerator:
  Net income                                                    $2,475     $2,141     $1,991
Denominator:
  Denominator for basic EPS-- weighted-average shares            446.6      454.4      464.2
Effect of dilutive securities:
  Stock Options, RSAs and other                                    9.9        8.4        8.9
  5% Exchangeable Lehman Brothers Holdings, Inc.
     Preferred Shares (see Note 6)                                  --         --        6.1
                                                                ------     ------     ------
  Potentially dilutive common shares                               9.9        8.4       15.0
                                                                ------     ------     ------
Denominator for diluted EPS                                      456.5      462.8      479.2
                                                                ======     ======     ======
Basic EPS                                                       $ 5.54     $ 4.71     $ 4.29

Diluted EPS                                                     $ 5.42     $ 4.63     $ 4.15


NOTE 14 OPERATING SEGMENTS AND GEOGRAPHIC OPERATIONS

OPERATING SEGMENTS
The company is principally engaged in providing travel related, financial advisory and international banking services throughout the world. TRS' products and services include, among others, Charge Cards, Cardmember lending products, and corporate and consumer travel services. American Express Financial Advisors' services and products include financial planning and advice, investment advisory services and a variety of products, including insurance and annuities, investment certificates and mutual funds. American Express Bank/Travelers Cheque (AEB/TC) products and services include Travelers Cheques and providing correspondent, corporate and private banking, personal financial services and global trading. The company operates on a global basis, although the principal market for financial advisory services is the United States.

  The following table presents certain information regarding these operating segments at December 31, 1999, 1998 and 1997 and for each of the years then ended. For certain income statement items that are affected by asset securitizations at TRS, data are provided on both a managed basis, which excludes the effect of securitizations, as well as on a GAAP basis. See the TRS Results of Operations section of the Financial Review for further information regarding the effect of securitizations on the financial statements. In addition, net revenues (managed basis) are presented net of provisions for losses and benefits for annuities, insurance and investment certificate products of AEFA.


                                    -44-        (1999 Annual Report p. 56)

                                                                            American
                                                               American      Express
                                                    Travel      Express        Bank/  Corporate    Adjustments
                                                   Related    Financial    Travelers        and            and
(Millions)                                        Services     Advisors       Cheque      Other   Eliminations  Consolidated
                                                  --------     --------       ------      -----    -----------  ------------
1999
----
Net revenues (managed basis)                      $ 14,903     $  3,737     $  1,019   $    109      $   (285)      $ 19,483
Revenues (GAAP basis)                               14,799        5,636        1,019        109          (285)        21,278
Interest and dividends, net                            324        2,443          636        105          (162)         3,346
Cardmember lending net finance charge revenue:
  Managed basis                                      1,929           --           --         --            --          1,929
  GAAP basis                                         1,333           --           --         --            --          1,333
Interest expense:
  Managed basis                                      1,207           32           26        164          (158)         1,271
  GAAP basis                                           987           32           26        164          (158)         1,051
Pretax income (loss)                                 2,387        1,363           23       (335)           --          3,438
Income tax provision (benefit)                         825          428         (129)      (161)           --            963
                                                  --------    ---------     --------   --------      --------       --------
Net income (loss)                                    1,562          935          152       (174)           --          2,475
                                                  ========    =========     ========   ========      ========       ========
Assets                                            $ 56,261    $  74,644     $ 18,863   $ 14,449      $(15,700)      $148,517


1998
----
Net revenues (managed basis)                      $ 13,231    $   3,181     $  1,002   $    112      $   (314)      $ 17,212
Revenues (GAAP basis)                               13,237        5,095        1,002        112          (314)        19,132
Interest and dividends, net                            283        2,437          620        103          (166)         3,277
Cardmember lending net finance charge revenue:
  Managed basis                                      1,660           --           --         --            --          1,660
  GAAP basis                                         1,354           --           --         --            --          1,354
Interest expense:
  Managed basis                                      1,190           21           28        149          (158)         1,230
  GAAP basis                                           959           21           28        149          (158)           999
Pretax income (loss)                                 2,064        1,192         (129)      (202)           --          2,925
Income tax provision (benefit)                         700          374         (172)      (118)           --            784
                                                  --------    ---------     --------   --------      --------       --------
Net income (loss)                                    1,364          818           43        (84)           --          2,141
                                                  ========    =========     ========   ========      ========       ========
Assets                                            $ 44,682    $  64,637     $ 18,496   $  3,606      $ (4,488)      $126,933


1997
----
Net revenues (managed basis)                      $ 12,177    $   2,733     $  1,124   $    123      $   (300)      $ 15,857
Revenues (GAAP basis)                               12,214        4,599        1,124        123          (300)        17,760
Interest and dividends, net                            295        2,339          649        101          (209)         3,175
Cardmember lending net finance charge revenue:
  Managed basis                                      1,411           --           --         --            --          1,411
  GAAP basis                                         1,244           --           --         --            --          1,244
Interest expense:
  Managed basis                                      1,151           18           33        129          (177)         1,154
  GAAP basis                                           921           18           33        129          (177)           924
Pretax income                                        1,785        1,022          249       (306)           --          2,750
Income tax provision (benefit)                         621          315          (23)      (154)           --            759
                                                  --------    ---------     --------   --------      --------       --------
Net income (loss)                                    1,164          707          272       (152)           --          1,991
                                                  ========    =========     ========   ========      ========       ========
Assets                                            $ 40,700    $  59,828     $ 19,573   $  3,374      $ (3,472)      $120,003


                                    -45-        (1999 Annual Report p. 57)

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

                                                                        Adjustments
                         United                   Asia/          All            and
(Millions)               States    Europe       Pacific        Other   Eliminations  Consolidated
                         ------    ------       -------      -------   ------------  ------------
1999
Revenues               $ 16,362   $ 2,729       $ 1,456      $ 1,466         $ (735)     $ 21,278
Pretax income          $  2,756   $   316       $   175      $   191             --      $  3,438

1998
Revenues               $ 14,535   $ 2,476       $ 1,332      $ 1,444         $ (655)     $ 19,132
Pretax income (loss)   $  2,520   $   340       $   (59)     $   124             --      $  2,925

1997
Revenues               $ 13,449   $ 2,209       $ 1,378      $ 1,277         $ (553)     $ 17,760
Pretax income          $  2,111   $   219       $   256      $   164             --      $  2,750


Most services of the company are provided on an integrated worldwide basis. Therefore, it is not practical to separate precisely the U.S. and international services. Accordingly, the data in the above table are, in part, based upon internal allocations, which necessarily involve management judgments.


NOTE 15 LEASE COMMITMENTS AND OTHER CONTINGENT LIABILITIES

The company leases certain office facilities and operating equipment under noncancellable and cancellable agreements. Total rental expense amounted to $452 million, $388 million and $384 million in 1999, 1998 and 1997, respectively. At December 31, 1999, the minimum aggregate rental commitment under all noncancellable leases (net of subleases) was (millions): 2000, $345; 2001, $304; 2002, $224; 2003, $164; 2004, $132; and thereafter,
$1,310.

  The company is not a party to any pending legal proceedings that, in the opinion of management, would have a material adverse effect on the company's financial position.

                                    -46-        (1999 Annual Report p. 58)

NOTE 16 TRANSFER OF FUNDS FROM SUBSIDIARIES

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

  At December 31, 1999, the aggregate amount of net assets of subsidiaries that may be transferred to the parent company was approximately $7.6 billion. Should specific additional needs arise, procedures exist to permit immediate transfer of short-term funds between the company and its subsidiaries, while complying with the various contractual and regulatory constraints on the internal transfer of funds.


NOTE 17 QUARTERLY FINANCIAL DATA (UNAUDITED)

(Millions, except per share amounts)                    1999                                         1998
                                      -------------------------------------         ---------------------------------------

Quarter Ended                         12/31       9/30       6/30      3/31          12/31      9/30       6/30       3/31
-------------                         -----       ----       ----      ----          -----      ----       ----       ----
Net revenues (managed basis)        $ 5,227    $ 4,920    $ 4,811   $ 4,524        $ 4,560   $ 4,350    $ 4,271    $ 4,030
Revenues (GAAP basis)                 5,699      5,311      5,298     4,971          5,062     4,787      4,761      4,521
Pretax income                           844        907        895       791            713       799        800        614
Net income                              606        648        646       575            530       574        578        460
Earnings per common share:
         Basic                         1.36       1.45       1.44      1.28           1.18      1.27       1.27       1.00
         Diluted                       1.33       1.42       1.41      1.26           1.16      1.25       1.24        .98
Cash dividends declared per
         common share                  .225       .225       .225      .225           .225      .225       .225       .225
Common share prices:
         High                        168.88     150.63     142.63    129.63         109.06    118.63     114.00      98.13
         Low                         130.25     121.88     114.50     94.88          67.00     68.00      91.88      78.38


                                    -47-        (1999 Annual Report p. 59)

             REPORT OF ERNST & YOUNG LLP INDEPENDENT AUDITORS

THE SHAREHOLDERS AND BOARD OF DIRECTORS OF AMERICAN EXPRESS COMPANY
We have audited the accompanying consolidated balance sheets of American Express Company as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the management of American Express Company. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Express Company at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP
    New York, New York
    February 3, 2000




                                    -48-        (1999 Annual Report p. 60)

         CONSOLIDATED FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(Millions, except per share amounts and where italicized)     1999         1998          1997        1996        1995
                                                          --------     --------      --------    --------   ---------
OPERATING RESULTS
Net revenues (managed basis)(a)                           $ 19,483     $ 17,212      $ 15,857    $ 14,473   $  14,076
Percent increase                                                13%           9%           10%          3%         10%
Revenues (GAAP basis)                                       21,278       19,132        17,760      16,380      15,921
Percent increase                                                11%           8%            8%          3%         11%
Expenses                                                    17,840       16,207        15,010      13,716      13,738
Net income:
  As reported                                                2,475        2,141         1,991       1,901       1,564
  Adjusted(b)                                                2,475        2,201         1,991       1,739       1,564
Return on average shareholders' equity(c)                     25.3%        24.0%         23.5%       22.8%       22.0%

BALANCE SHEET
Cash and cash equivalents                                 $  7,471     $  4,092      $  4,179    $  2,677   $   3,200
Accounts receivable and accrued interest, net               26,467       22,224        21,774      20,491      19,914
Investments                                                 43,052       41,299        39,648      38,339      42,561
Loans, net                                                  23,582       21,054        20,109      18,518      16,091
Total assets                                               148,517      126,933       120,003     108,512     107,405
Customers' deposits                                         12,197       10,398         9,444       9,555       9,889
Travelers Cheques outstanding                                6,213        5,823         5,634       5,838       5,697
Insurance and annuity reserves                              25,011       25,433        26,165      25,674      25,157
Short-term debt                                             30,627       22,605        20,570      18,402      17,654
Long-term debt                                               5,995        7,019         7,873       6,552       7,570
Shareholders' equity                                        10,095        9,698         9,574       8,528       8,220

COMMON SHARE STATISTICS
Earnings per share:
  Basic                                                   $   5.54     $   4.71      $   4.29    $   4.02   $    3.19
  Basic adjusted(b)                                       $   5.54     $   4.84      $   4.29    $   3.67   $    3.19
  Diluted                                                 $   5.42     $   4.63      $   4.15    $   3.89   $    3.10
  Diluted adjusted(b)                                     $   5.42     $   4.76      $   4.15    $   3.56   $    3.10
  Percent increase:
    Basic                                                       18%          10%            7%         26%         16%
    Basic adjusted(b)                                           14%          13%           17%         15%         16%
    Diluted                                                     17%          12%            7%         25%         15%
    Diluted adjusted(b)                                         14%          15%           17%         15%         15%
Cash dividends declared per share:
  Actual                                                  $    .90     $    .90      $    .90    $    .90   $     .90
  Pro forma                                               $    .90     $    .90      $    .90    $    .90   $     .90
Book value per share:
  Actual                                                  $  22.59     $  21.53      $  20.53    $  18.04   $   16.60
  Pro forma(c)                                            $  23.25     $  20.24      $  19.29    $  17.22   $   14.79
Market price per share:
  High                                                    $ 168.88     $ 118.63      $  91.50    $  60.38   $   45.13
  Low                                                     $  94.88     $  67.00      $  53.63    $  38.63   $   29.00
  Close                                                   $ 166.25     $ 102.50      $  89.25    $  56.50   $   41.38
Average common shares outstanding for earnings per share:
  Basic                                                        447          454           464         472         485
  Diluted                                                      456          463           479         488         499
Shares outstanding at year end                                 447          450           466         473         483

OTHER STATISTICS
Number of employees at year end:
  United States                                             52,858       50,266        44,691      43,688      41,700
  Outside United States                                     35,520       34,466        28,929      28,611      28,647
                                                          --------     --------      --------    --------   ---------
    Total                                                   88,378       84,732        73,620      72,299      70,347
                                                          ========     ========      ========    ========   =========
Number of shareholders of record                            56,020       51,597        53,576      55,803      57,010


(a) Net revenues (managed basis) are total revenues as reported under U.S. Generally Accepted Accounting Principles (GAAP), net of American Express Financial Advisors' provision for losses and benefits, and exclude the effect of TRS' asset securitization activities.
(b) 1998 is adjusted to exclude the following first quarter items: $138 million credit loss provision at American Express Bank relating to its Asia/Pacific portfolio, as well as income of $78 million representing gains on the sale of First Data Corporation shares and a preferred dividend based on Lehman Brothers' earnings. 1996 is adjusted to exclude a $300 million gain on the exchange of the company's DECS and a $138 million restructuring charge.
(c) Return on average shareholders' equity is based on adjusted income from continuing operations in 1996 and excludes the effect of SFAS No. 115.
    In addition, book value per share excludes the effect of SFAS No. 115.


                                    -49-        (1999 Annual Report p. 61)