Form 10-K, Exhibit 13
period 2000-12-31
AMERICAN EXPRESS CO
filed 2001-03-30
CIK 4962

EXHIBIT 13

FINANCIAL REVIEW


CONSOLIDATED RESULTS OF OPERATIONS

2000 was a strong year for American Express Company (the company). We delivered very positive financial results while also making significant investments to develop our business. We had solid growth in cards-in-force, average spending per card and average loans in both the United States and internationally at Travel Related Services (TRS), as well as higher sales and greater average managed assets at American Express Financial Advisors (AEFA). The company's 2000 results met or exceeded its long-term targets of achieving, on average and over time: 12 to 15 percent earnings per share growth, at least 8 percent growth in revenues and return on equity of 18 to 20 percent.

The company reported record 2000 net income of $2.81 billion, 14 percent higher than the $2.48 billion in 1999, which represented 16 percent growth from 1998. The 1998 results included several first quarter items: a $138 million (after-tax) credit loss provision at American Express Bank (AEB) relating to its Asia/Pacific portfolio, as well as income in the Corporate segment of $78 million (after-tax) representing gains on the sale of First Data Corporation shares and a preferred dividend based on Lehman Brothers' earnings. Excluding these items, 1999 net income rose 12 percent.

Diluted earnings per share were $2.07, $1.81 and $1.54 in 2000, 1999 and 1998, respectively. After adjusting 1998 for the above-mentioned AEB credit loss provision and the Corporate gains, diluted earnings per share were $1.59 for that year. On this basis, 2000 and 1999 earnings per share both rose 14 percent.

Consolidated net revenues on a managed basis rose 13 percent in 2000 to $22.1 billion, compared with $19.5 billion in 1999, which also represented 13 percent growth from the prior year.

The company expects that the weak financial markets and the economic slowdown of the last quarter of 2000 will continue to present challenges in 2001, and be most pronounced early in the year, particularly at AEFA. These challenges are expected to be mitigated by reengineering and cost reduction initiatives that should gain momentum as the year progresses; as a result, full-year 2001 earnings per share growth is expected to be at the low end of our target range.

This financial review is presented on the basis used by management to evaluate operations. It differs in two respects from the accompanying financial statements, which are prepared in accordance with accounting principles generally accepted in the United States. First, results are presented as if there had been no asset securitizations at TRS. This format is generally termed on a "managed basis." Second, revenues are shown net of AEFA's provisions for annuities, insurance and investment certificates products, which are essentially spread businesses.


                                       1          (2000 Annual Report p. 26)

TRAVEL RELATED SERVICES


RESULTS OF OPERATIONS

STATEMENTS OF INCOME
(Managed Basis)

Years Ended December 31, (Millions)                                     2000            1999            1998
---------------------------------------------------------------------------------------------------------------
Net Revenues:
    Discount Revenue                                                $  7,779        $  6,741        $  6,115
    Net Card Fees                                                      1,653           1,604           1,584
    Lending:
      Finance Charge Revenue                                           3,977           2,884           2,470
      Interest Expense                                                 1,594             955             810
---------------------------------------------------------------------------------------------------------------
        Net Finance Charge Revenue                                     2,383           1,929           1,660
    Travel Commissions and Fees                                        1,821           1,802           1,647
    Travelers Cheque Investment Income                                   387             345             330
    Other Revenues                                                     3,418           2,813           2,188
---------------------------------------------------------------------------------------------------------------
           Total Net Revenues                                         17,441          15,234          13,524
---------------------------------------------------------------------------------------------------------------
Expenses:
    Marketing and Promotion                                            1,348           1,247           1,130
    Provision for Losses and Claims:
      Charge Card                                                      1,157             995             994
      Lending                                                          1,486           1,186           1,093
      Other                                                              105              85              90
---------------------------------------------------------------------------------------------------------------
        Total                                                          2,748           2,266           2,177
    Charge Card Interest Expense                                       1,408           1,055           1,040
    Human Resources                                                    4,126           3,931           3,610
    Other Operating Expenses                                           5,098           4,352           3,497
---------------------------------------------------------------------------------------------------------------
           Total Expenses                                             14,728          12,851          11,454
---------------------------------------------------------------------------------------------------------------
Pretax Income                                                          2,713           2,383           2,070
Income Tax Provision                                                     784             691             579
---------------------------------------------------------------------------------------------------------------
Net Income                                                          $  1,929        $  1,692        $  1,491
===============================================================================================================

Travel Related Services reported earnings of $1.93 billion in 2000, a 14 percent increase from $1.69 billion in 1999. 1998 earnings were $1.49 billion.

TRS' net revenues on a managed basis rose 14 percent and 13 percent in 2000 and 1999, respectively. In both years, TRS' net revenues benefited from growth in worldwide billed business and Cardmember loans outstanding; in addition, 1999 benefited from higher travel commissions and fees. In both 2000 and 1999, growth in billed business was due to higher average spending per Basic Cardmember and growth in average cards outstanding. Greater average spending per Basic Cardmember resulted from several factors, including the benefits of rewards programs and expanded merchant coverage. The increase in U.S. cards during both 2000 and 1999 reflects a greater level of consumer and small business services card acquisition activities, including those related to the Blue and co-branded Costco card products launched in 1999. The international increase in both 2000 and 1999 includes growth in proprietary products, as well as the addition of a substantial number of new network cards.



                                       2         (2000 Annual Report p. 27)

Discount revenue rose 15 percent in 2000 and 10 percent in 1999 as a result of higher worldwide billed business. The growth in billed business in both 2000 and 1999 reflects increases in retail and "everyday spend" categories. The increase in 2000 is also the result of growth in airline billings. In 1999, billed business increased despite (i) a general tightening of corporate travel and entertainment expenses which began in the latter half of 1998 and (ii) the company's decision to withdraw from the U.S. Government Card business in the fourth quarter of 1998, which caused the cancellation of 1.6 million U.S. Government cards, representing approximately $3.5 billion in annualized spending.

Net card fees increased slightly in 2000 and 1999, reflecting growth in cards-in-force. Lending net finance charge revenue rose 23 percent and 16 percent in 2000 and 1999, respectively, from higher worldwide lending balances. In both 2000 and 1999, the increases were partly offset by a narrowing of interest margins in the U.S. portfolio, as a greater portion of the portfolio was on lower introductory rates, and relatively more products were offered with fixed and lower rates.

Travel commissions and fees improved in 2000 and 1999 on an increase in travel sales; the slight increase for 2000 reflects the impact of the sale of an international leisure travel business. In 1999, the improvement was a result of acquisitions during 1998; these acquisitions increased revenues and expenses but did not have a material effect on net income. Both 2000 and 1999 include increased travel sales volumes, offset in part by the continued efforts by airlines to reduce distribution costs and by corporate travel and entertainment expense containment efforts.

Travelers Cheque (TC) investment income rose in both years because of an increase in average investments. The increase in other revenues in 2000 and 1999 include the effect of acquisitions and higher fee income.

The growth in marketing and promotion expense in both years reflects higher media, card acquisition and merchant-related advertising costs.

In 2000, the worldwide Charge Card provision rose mainly due to higher volumes; in 1999, the provision was essentially unchanged from the prior year, as higher volumes were offset by lower loss rates. The worldwide lending provision rose in both 2000 and 1999 due to portfolio growth, offset in part by improved credit quality. Charge Card interest expense rose in 2000 and 1999 as a result of higher volumes; in addition, the increase in 2000 was due to higher borrowing rates. In 1999, the increase was partly offset by lower borrowing rates.

The growth in human resources expense in both years was primarily due to larger business volumes and merit increases; in 1999, this increase was also due to acquisitions and greater contract programmer costs for technology-related projects. Other operating expenses rose in 2000 and 1999 due to Cardmember loyalty programs, business growth and investment spending.


                                       3          (2000 Annual Report p. 28)

SELECTED STATISTICAL INFORMATION


(Billions, except percentages and where indicated)
Years Ended December 31,                                                         2000          1999          1998
---------------------------------------------------------------------------------------------------------------------
Total Cards-In-Force (millions):
  United States                                                                  33.3          29.9          27.8
  Outside the United States                                                      18.4          16.1          14.9
----------------------------------------------------------------------------------------------------------------------
    Total                                                                        51.7          46.0          42.7
----------------------------------------------------------------------------------------------------------------------
Basic Cards-In-Force (millions):
  United States                                                                  26.3          23.4          21.7
  Outside the United States                                                      13.9          12.3          11.5
----------------------------------------------------------------------------------------------------------------------
    Total                                                                        40.2          35.7          33.2
----------------------------------------------------------------------------------------------------------------------
Card Billed Business:
  United States                                                              $  221.7       $ 186.4       $ 165.6
  Outside the United States                                                      75.0          67.7          61.9
----------------------------------------------------------------------------------------------------------------------
    Total                                                                    $  296.7       $ 254.1       $ 227.5
----------------------------------------------------------------------------------------------------------------------
Average Discount Rate*                                                           2.70%         2.72%         2.73%
Average Basic Cardmember Spending (dollars)*                                 $  8,229       $ 7,758       $ 6,885
Average Fee per Card--Managed (dollars)*                                     $     36       $    39       $    38
Non-Amex Brand:**
  Cards-in-Force (millions)                                                       0.6           0.3           0.2
  Billed Business                                                            $    3.2       $   0.7       $   0.2
Travel Sales                                                                 $   22.6       $  22.5       $  19.9
  Travel Commissions and Fees/Sales                                               8.1%          8.0%          8.3%
Travelers Cheque:
  Sales                                                                      $   24.6       $  23.3       $  23.6
  Average Outstandings                                                       $    6.4       $   6.2       $   6.0
  Average Investments                                                        $    6.2       $   5.9       $   5.8
  Tax Equivalent Yield                                                            8.9%          8.8%          9.0%
Managed Charge Card
  Receivables:***
  Total Receivables                                                          $   29.0       $  27.0       $  24.0
  90 Days Past Due as a % of Total                                                2.3%          2.5%          2.7%
  Loss Reserves (millions)                                                   $    964       $   857       $   897
    % of Receivables                                                              3.3%          3.2%          3.7%
    % of 90 Days Past Due                                                         142%          126%          138%
  Net Loss Ratio                                                                 0.36%         0.41%         0.46%
Managed U.S. Cardmember
  Lending:***
  Total Loans                                                                $   28.7       $  23.4       $  16.7
  Past Due Loans as a % of Total:
    30-89 Days                                                                    1.9%          1.8%          2.2%
    90+ Days                                                                      0.9%          0.8%          0.9%
  Loss Reserves (millions):
    Beginning Balance                                                        $    672       $   619       $   589
      Provision                                                                 1,258           994           961
      Net Charge-Offs/Other                                                    (1,110)         (941)         (931)
---------------------------------------------------------------------------------------------------------------------
    Ending Balance                                                           $    820       $   672       $   619
=====================================================================================================================
    % of Loans                                                                    2.9%          2.9%          3.7%
    % of Past Due                                                                 104%          110%          120%
  Average Loans                                                              $   25.8       $  18.9       $  15.0
  Net Write-Off Rate                                                              4.4%          5.0%          6.4%
  Net Interest Yield                                                              7.6%          8.6%          9.5%
=====================================================================================================================

  *  Computed from proprietary card activities only.
 ** This data relates to Visa and Eurocards issued in connection with joint venture activities.
*** Managed Cardmember receivables and loans include securitized assets not reflected on the Consolidated Balance Sheets.



                                       4         (2000 Annual Report p. 29)

EFFECT OF SECURITIZATIONS

TRS securitizes loans and receivables in the normal course of its business. The above statements of income and related discussion present TRS results on a managed basis, as if there had been no securitization transactions. See Note 4 to the Consolidated Financial Statements for further information regarding the company's securitizations.

On a GAAP reporting basis, TRS results included securitization gains of $142 million ($92 million after-tax) in 2000, $154 million ($100 million after-tax) in 1999, and $36 million ($23 million after-tax) in 1998. These gains were offset by higher expenses related to card acquisition initiatives and, therefore, had no material impact on net income or total expenses in any year. The following tables reconcile the TRS income statement from a managed basis to a GAAP basis. These tables are not complete statements of income, as they include only those income statement items that are affected by securitizations.


Year Ended December 31, (Millions)                                                                      2000
-------------------------------------------------------------------------------------------------------------------------------
                                                              Managed Basis            Securitization Effect        GAAP Basis
-------------------------------------------------------------------------------------------------------------------------------
Net Revenues:
  Net Card Fees                                                     $ 1,653                         $    (2)           $ 1,651
  Lending Net
    Finance Charge Revenue                                            2,383                          (1,396)               987
  Other Revenues                                                      3,418                           1,077              4,495
  Total Net Revenues                                                 17,441                            (321)            17,120
Expenses:
  Marketing and Promotion                                             1,348                              86              1,434
  Provision for Losses and Claims:
    Charge Card                                                       1,157                            (151)             1,006
    Lending                                                           1,486                            (595)               891
  Charge Card Interest Expense                                        1,408                            (206)             1,202
  Net Discount Expense                                                   --                             489                489
  Other Operating Expenses                                            5,098                              56              5,154
  Total Expenses                                                     14,728                            (321)            14,407
Pretax Income                                                       $ 2,713                         $    --            $ 2,713
===============================================================================================================================

Year Ended December 31, (Millions)                                                                      1999
-------------------------------------------------------------------------------------------------------------------------------
                                                              Managed Basis            Securitization Effect        GAAP Basis
-------------------------------------------------------------------------------------------------------------------------------
Net Revenues:
  Net Card Fees                                                     $ 1,604                           $  (5)           $ 1,599
  Lending Net
    Finance Charge Revenue                                            1,929                            (596)             1,333
  Other Revenues                                                      2,813                             497              3,310
  Total Net Revenues                                                 15,234                            (104)            15,130
Expenses:
  Marketing and Promotion                                             1,247                              91              1,338
  Provision for Losses and Claims:
    Charge Card                                                         995                            (130)               865
    Lending                                                           1,186                            (387)               799
  Charge Card Interest Expense                                        1,055                            (220)               835
  Net Discount Expense                                                   --                             479                479
  Other Operating Expenses                                            4,352                              63              4,415
  Total Expenses                                                     12,851                            (104)            12,747
Pretax Income                                                       $ 2,383                           $  --            $ 2,383
===============================================================================================================================

                                       5          (2000 Annual Report p. 30)

Year Ended December 31, (Millions)                                                                      1998
-------------------------------------------------------------------------------------------------------------------------------
                                                              Managed Basis            Securitization Effect        GAAP Basis
-------------------------------------------------------------------------------------------------------------------------------
Net Revenues:
  Net Card Fees                                                     $ 1,584                           $   3            $ 1,587
  Lending Net
    Finance Charge Revenue                                            1,660                            (306)             1,354
  Other Revenues                                                      2,188                             309              2,497
  Total Net Revenues                                                 13,524                               6             13,530
Expenses:
  Marketing and Promotion                                             1,130                              36              1,166
  Provision for Losses and Claims:
    Charge Card                                                         994                            (293)               701
    Lending                                                           1,093                            (171)               922
  Charge Card Interest Expense                                        1,040                            (231)               809
  Net Discount Expense                                                   --                             665                665
  Total Expenses                                                     11,454                               6             11,460
Pretax Income                                                       $ 2,070                           $  --            $ 2,070
===============================================================================================================================


LIQUIDITY AND CAPITAL RESOURCES
SELECTED BALANCE SHEET INFORMATION

December 31, (Billions, except percentages)                                                             2000              1999
-------------------------------------------------------------------------------------------------------------------------------
Accounts Receivable, net                                                                               $29.6             $25.6
Travelers Cheque Investments                                                                           $ 6.5             $ 6.0
U.S. Cardmember Loans                                                                                  $17.4             $16.1
Total Assets                                                                                           $71.4             $63.2
Travelers Cheques Outstanding                                                                          $ 6.1             $ 6.2
Short-term Debt                                                                                        $36.7             $31.3
Long-term Debt                                                                                         $ 3.3             $ 4.4
Total Liabilities                                                                                      $64.8             $57.7
Total Shareholder's Equity                                                                             $ 6.6             $ 5.5
Return on Average Equity*                                                                               33.0%             31.2%
Return on Average Assets*                                                                                3.0%              3.1%
===============================================================================================================================
*Excluding the effect of SFAS No. 115.


The American Express Credit Account Master Trust (the Trust) securitized $4 billion of loans in both 2000 and 1999, through the public issuance of investor certificates. The securitized assets consist of loans arising in a portfolio of designated consumer American Express credit card, Optima Line of Credit and Sign & Travel/Special Purchase Account revolving credit accounts or features owned by American Express Centurion Bank (Centurion Bank), a wholly-owned subsidiary of TRS, and, in the future, may include other charge or credit accounts or features or products. At December 31, 2000 and 1999, TRS had a total of $11 billion and $7 billion, respectively, of Trust-related securitized loans, which are not on the Consolidated Balance Sheets. In February 2001, the Trust securitized an additional $750 million of loans.

In addition, the American Express Master Trust (the Master Trust) securitizes Charge Card receivables generated under designated American Express Card, Gold Card and Platinum Card consumer accounts through the issuance of trust certificates. In 2000 and 1999, $600 million and $500 million Class A Fixed Rate Accounts Receivable Trust Certificates, respectively, matured from the Charge Card securitization portfolio. At December 31, 2000 and 1999, TRS had securitized receivables of $2.85 billion and $3.45 billion, respectively, which are not on the Consolidated Balance Sheets.



                                       6          (2000 Annual Report p. 31)

In 1999, TRS issued and sold, exclusively outside the United States and to non-U.S. persons, $500 million 5.625% Fixed Rate Notes. These notes are listed on the Luxembourg Stock Exchange, and will mature in 2004.

In 2000, American Express Credit Corporation (Credco), a wholly-owned subsidiary of TRS, called $150 million 1.125% Cash Exchangeable Notes due 2003. The notes were exchangeable for an amount in cash which was linked to the price of the common shares of the company. Credco had entered into agreements to fully hedge its obligations. Accordingly, the related hedging agreements were called at the same time.

TRS, primarily through Credco, maintained commercial paper outstanding of approximately $20.4 billion at an average interest rate of 6.4% and approximately $18.5 billion at an average interest rate of 5.6% at December 31, 2000 and 1999, respectively. Unused lines of credit of approximately $9.7 billion, which expire in increments from 2001 through 2002, were available at December 31, 2000 to support a portion of TRS' commercial paper borrowings.

Borrowings under bank lines of credit totaled $1.4 billion and $1.5 billion at December 31, 2000 and 1999, respectively.


AMERICAN EXPRESS FINANCIAL ADVISORS

RESULTS OF OPERATIONS
STATEMENTS OF INCOME

Years Ended December 31, (Millions)                                        2000                   1999                   1998
-------------------------------------------------------------------------------------------------------------------------------
Revenues:
  Investment Income                                                      $2,292                 $2,443                 $2,437
  Management and
    Distribution Fees                                                     2,812                  2,270                  1,851
  Other Revenues                                                          1,026                    923                    807
-------------------------------------------------------------------------------------------------------------------------------
    Total Revenues                                                        6,130                  5,636                  5,095
===============================================================================================================================
  Provision for Losses and Benefits:
    Annuities                                                             1,018                  1,071                  1,150
    Insurance                                                               556                    522                    489
    Investment Certificates                                                 337                    306                    275
-------------------------------------------------------------------------------------------------------------------------------
      Total                                                               1,911                  1,899                  1,914
===============================================================================================================================
  Net Revenues                                                            4,219                  3,737                  3,181
-------------------------------------------------------------------------------------------------------------------------------
Expenses:
  Human Resources                                                         2,093                  1,744                  1,530
  Other Operating Expenses                                                  643                    630                    459
-------------------------------------------------------------------------------------------------------------------------------
    Total Expenses                                                        2,736                  2,374                  1,989
===============================================================================================================================
Pretax Income                                                             1,483                  1,363                  1,192
Income Tax Provision                                                        451                    428                    374
-------------------------------------------------------------------------------------------------------------------------------
Net Income                                                               $1,032                 $  935                 $  818
===============================================================================================================================

American Express Financial Advisors (AEFA) reported increases in net revenues of 13 percent and 17 percent and earnings of 10 percent and 14 percent for 2000 and 1999, respectively. Revenues and earnings in both years benefited primarily from higher fees due to growth in average managed assets and product sales; in 2000 this was partially offset by the effect of narrower spreads on the investment portfolio.

Management and distribution fees rose 24 percent and 23 percent in 2000 and 1999, respectively; in both years, the increase was due to greater management fee revenue from higher average managed and separate account assets. These assets increased due to positive net sales in both years and strong market appreciation in 1999. In 2000, management

                                       7          (2000 Annual Report p. 32)
fees also rose from $105 million of net year-over-year benefits from equity fee hedges, reflecting hedge value appreciation during 2000 compared with depreciation in 1999. Distribution fees also grew, reflecting greater mutual fund sales and asset levels. Investment income decreased in 2000, but increased in 1999. Both years benefited from growth in average investments, while in 2000 this was more than offset by the negative impact of deterioration in the high-yield bond sector, as well as a generally lower average yield. Losses on directly owned high-yield bonds and low grades in other structured investments reduced investment income by approximately $123 million in 2000. Other revenues rose in both years from increased life and property-casualty insurance premiums and higher financial planning fees as well as the addition in 2000 of franchise fees from Platform 2 advisors (those that operate as independent contractors under the American Express brand) and certain revenues related to non-proprietary funds. The provision for losses and benefits for annuities declined due to lower fixed annuities in force in both years; this was partially offset by higher accrual rates in 2000, while 1999 benefited from lower accrual rates compared with prior year. The provisions for insurance and investment certificates rose in 2000 and 1999, reflecting higher in-force levels in both years and greater accrual rates in 2000. In 1999, the increase in certificate provisions also reflects growth in the stock market certificates, which are hedged by indexed options and resulted in a corresponding increase in investment income, with minimal effect on net income.

Human resources expense rose in both years due to higher financial advisors' compensation from growth in sales and asset levels and a greater number of advisors and employees to support business expansion; additionally, the increase in 2000 reflects costs related to the new advisor platforms. The increase in other operating expenses in both years includes higher data processing, technology and advertising expenditures and, in 1999, a $74 million (pretax) fourth quarter charge (above reserves already established in prior periods) in connection with an agreement in principle to settle three class-action lawsuits related to the sales of insurance and annuity products. The growth in human resources and other operating expenses also reflected higher amortization of deferred acquisition costs (DAC) for variable insurance and annuity products in 2000. In 1999, these costs were mitigated by reduced amortization of DAC due to strong equity market performance during the year.

While AEFA's earnings in 2000 rose 10 percent for the full year, AEFA reported 2000 fourth quarter net income of $242 million, a 2 percent increase over $238 million a year ago. The modest growth in earnings and net revenues for the quarter reflected narrower spreads on the investment portfolio and the effect of a decline in equity markets during the quarter. The narrower spreads resulted from losses of $49 million on high-yield securities and the continued impact of higher interest rates. Management fees for the quarter included a net year-over-year benefit of $58 million from a fee hedge that minimized the effect of the equity market decline on management fees. The company expects that these challenges will continue into 2001 and be most pronounced early in the year as:

- Equity market levels at the outset of 2001 are lower versus last year and lower than expected later in 2001.

- The equity fee hedges that provided protection against the fourth quarter's substantial market decline expired at the end of 2000. The company's view is that hedging the market similarly in 2001 would not be economical.

- The current interest rate environment will continue to pressure spreads early in 2001, although comparisons are expected to improve as the year progresses.

- Default rates within the high-yield sector of the market enter 2001 at higher levels than a year ago.

- The higher relative platform-related compensation levels for advisors early in 2001 will not become comparable until the second quarter.

As a result, we expect AEFA's net income to be significantly adversely affected for the full year 2001.


                                       8          (2000 Annual Report p. 33)


SELECTED STATISTICAL INFORMATION

(Millions, except percentages and where indicated)
Years Ended December 31,                                            2000                  1999                1998
-------------------------------------------------------------------------------------------------------------------------------
Life Insurance in Force (billions)                              $   98.1               $  89.2             $  81.1
Deferred Annuities in Force (billions)                          $   45.3               $  47.4             $  42.8
Assets Owned, Managed or Administered (billions):
  Assets Managed for Institutions                               $   55.0               $  55.5             $  45.7
  Assets Owned, Managed or Administered for Individuals:
    Owned Assets:
      Separate Account Assets                                       32.3                  35.9                27.3
      Other Owned Assets                                            41.3                  38.7                37.3
-------------------------------------------------------------------------------------------------------------------------------
        Total Owned Assets                                          73.6                  74.6                64.6
===============================================================================================================================
        Managed Assets                                             112.0                 115.1                92.0
        Administered Assets                                         34.4                  24.8                16.6
-------------------------------------------------------------------------------------------------------------------------------
          Total                                                 $  275.0               $ 270.0             $ 218.9
===============================================================================================================================
Market Appreciation (Depreciation) During the Period:
  Owned Assets:
    Separate Account Assets                                     $ (5,109)              $ 8,172             $ 3,547
    Other Owned Assets                                          $    106               $(1,126)            $  (109)
  Managed Assets                                                $(14,467)              $23,774             $13,954
Cash Sales:
  Mutual Funds                                                  $ 44,068               $34,269             $27,567
  Annuities                                                        5,886                 3,902               3,298
  Investment Certificates                                          3,297                 3,591               2,342
  Life and Other Insurance Products                                  900                   746                 605
  Institutional                                                    6,601                 5,012               5,113
  Other                                                            3,557                 3,514               3,167
-------------------------------------------------------------------------------------------------------------------------------
Total Cash Sales                                                $ 64,309               $51,034             $42,092
===============================================================================================================================
Number of Financial Advisors                                      12,663                11,366              10,350
Fees from Financial Plans and Advice Services (thousands)       $ 97,680               $88,509             $72,366
Percentage of Total Sales from
  Financial Plans and Advice Services                               68.1%                 66.7%               65.4%
===============================================================================================================================

Note: In 2000, reporting of data related to cash sales and assets owned, managed and administered was revised to better reflect AEFA's multiple sales channel strategy and broadening of its product portfolio through additional non-proprietary offerings. All prior period amounts have been restated to conform to this presentation.



LIQUIDITY AND CAPITAL RESOURCES
SELECTED BALANCE SHEET INFORMATION

December 31, (Billions, except percentages)                                               2000                  1999
-------------------------------------------------------------------------------------------------------------------------------
Investments                                                                              $30.5                 $30.3
Separate Account Assets                                                                  $32.3                 $35.9
Total Assets                                                                             $73.6                 $74.6
Client Contract Reserves                                                                 $31.4                 $31.0
Total Liabilities                                                                        $69.2                 $70.7
Total Shareholder's Equity                                                               $ 4.4                 $ 3.9
Return on Average Equity*                                                                 22.6%                 22.9%
===============================================================================================================================
*Excluding the effect of SFAS No. 115.


                                       9          (2000 Annual Report p. 34)

AEFA's total assets and liabilities decreased in 2000 due to a decline in separate account assets as a result of market depreciation, partly offset by positive net sales. Investments comprised primarily corporate bonds and mortgage-backed securities, including $3.7 billion and $3.6 billion in below investment grade debt securities, and $4.1 billion and $4.0 billion in mortgage loans at December 31, 2000 and 1999, respectively. Non-performing assets relative to invested assets were 0.9% (36% covered by reserves) and 0.3% (68% covered by reserves) at December 31, 2000 and 1999, respectively. Investments are principally funded by sales of insurance, annuities and certificates and by reinvested income. Maturities of these investments are largely matched with the expected future payments of insurance and annuity obligations.

Separate account assets, primarily investments carried at market value, are for the exclusive benefit of variable annuity and variable life insurance contract holders. AEFA earns investment management and administration fees from the related accounts.


AMERICAN EXPRESS BANK

RESULTS OF OPERATIONS
STATEMENTS OF INCOME

Years Ended December 31, (Millions)                                              2000               1999              1998
-------------------------------------------------------------------------------------------------------------------------------
Net Revenues:
  Interest Income                                                                $735               $737             $ 854
  Interest Expense                                                                484                446               564
-------------------------------------------------------------------------------------------------------------------------------
    Net Interest Income                                                           251                291               290
  Commissions and Fees                                                            214                179               167
  Foreign Exchange Income and Other Revenues                                      126                151               163
-------------------------------------------------------------------------------------------------------------------------------
      Total Net Revenues                                                          591                621               620
===============================================================================================================================
Expenses:
  Human Resources                                                                 257                271               256
  Other Operating Expenses                                                        273                294               261
  Provision for Losses                                                             28                 29               238
-------------------------------------------------------------------------------------------------------------------------------
      Total Expenses                                                              558                594               755
===============================================================================================================================
Pretax Income/(Loss)                                                               33                 27              (135)
Income Tax Provision/(Benefit)                                                      4                  5               (51)
-------------------------------------------------------------------------------------------------------------------------------
Net Income/(Loss)                                                                $ 29               $ 22             $ (84)
===============================================================================================================================

American Express Bank (AEB) reported net income of $29 million in 2000, compared with $22 million in 1999 and a net loss of $84 million in 1998. The 1998 results included a $138 million ($213 million pretax) credit loss provision related to AEB's business in the Asia/Pacific region, particularly Indonesia.

Net interest income in 2000 declined from a year ago, primarily due to the effects of higher funding costs. In 1999, net interest income was essentially unchanged versus the prior year as the effect of a lower loan portfolio was offset by the previous year's reversals of accrued interest on loans transferred to non-performing status in Indonesia. The increase in commissions and fees for both years reflects growth in the private banking and personal financial services (PFS) businesses; the current year increase also reflects growth in the financial institution (formerly correspondent banking) business. Foreign exchange income and other revenue declined in both years. The decline in 2000 is a result of lower securities gains and joint venture income. In 1999, the decline reflects lower foreign exchange revenues, primarily in Asia/Pacific, due to stabilization of currencies compared with 1998, when AEB posted strong trading results due to currency volatility.


                                       10         (2000 Annual Report p. 35)

Human resources and other operating expenses declined in 2000 from a year ago, reflecting reengineering savings and the benefits of lower employee levels, as AEB rationalizes certain country activities. The growth in other operating expenses in 1999 was primarily a result of costs related to business building initiatives in private banking and PFS, as well as reengineering costs incurred as AEB realigned business activities in certain countries.


SELECTED STATISTICAL INFORMATION

Years Ended December 31, (Billions, except percentages)                        2000              1999                1998
------------------------------------------------------------------------------------------------------------------------------------
Assets Managed*/Administered                                                  $10.6             $ 8.6               $ 6.2
Assets of Non-consolidated Joint Ventures                                     $ 2.1             $ 2.2               $ 2.6
====================================================================================================================================

* Includes assets managed by American Express Financial Advisors.


LIQUIDITY AND CAPITAL RESOURCES
SELECTED BALANCE SHEET INFORMATION

December 31, (Billions, except percentages and where indicated)                                  2000                1999
------------------------------------------------------------------------------------------------------------------------------------
Total Loans                                                                                     $ 5.3               $ 5.1
Total Non-performing Loans (millions)                                                           $ 137               $ 168
Other Non-performing Assets (millions)                                                          $  24               $  37
Reserve for Credit Losses (millions)*                                                           $ 153               $ 189
Loan Loss Reserve as a % of Total Loans                                                           2.6%                3.3%
Total Assets                                                                                    $11.4               $11.4
Deposits                                                                                        $ 8.0               $ 8.3
Total Liabilities                                                                               $10.7               $10.7
Total Shareholder's Equity (millions)                                                           $ 754               $ 691
Return on Average Assets**                                                                       0.26%               0.20%
Return on Average Common Equity**                                                                 4.4%                3.5%
Risk-Based Capital Ratios:
    Tier I                                                                                       10.1%                9.9%
    Total                                                                                        11.4%               12.0%
Leverage Ratio                                                                                    5.9%                5.6%
------------------------------------------------------------------------------------------------------------------------------------
*Allocation (millions)
    Loans                                                                                       $ 137               $ 169
    Other Assets, primarily derivatives                                                            14                  16
    Other Liabilities                                                                               2                   4
------------------------------------------------------------------------------------------------------------------------------------
    Total Credit Loss Reserves                                                                  $ 153               $ 189
====================================================================================================================================

**  Excluding the effect of SFAS No. 115.

AEB had approximately $5.3 billion outstanding in worldwide loans at December 31, 2000, up from $5.1 billion at December 31, 1999. Current year activities included a $140 million decrease in corporate banking loans, as AEB continued to focus on reducing exposure in this activity and emphasizing consumer and private banking loans, which rose by $410 million ($340 million excluding the effect of asset sales and securitizations in the consumer loan portfolio). In addition, financial institution loans rose by $40 million. Other banking activities, such as securities, unrealized gains on foreign exchange and derivatives contracts, various contingencies and market placements added approximately $7.4 billion and $7.6 billion to AEB's credit exposures at December 31, 2000 and December 31, 1999, respectively.



                                       11         (2000 Annual Report p. 36)

CORPORATE AND OTHER

Corporate and Other reported net expenses of $180 million, $174 million and $84 million in 2000, 1999 and 1998, respectively. 1998 results include income of $78 million after-tax ($106 million pretax) comprising a $39 million after-tax ($60 million pretax) gain from sales of common stock of First Data Corporation and a $39 million after-tax ($46 million pretax) preferred stock dividend based on earnings from Lehman Brothers. Excluding these items, Corporate and Other had net expenses of $162 million in 1998.

Results for both 2000 and 1999 include a $39 million after-tax ($46 million pretax) preferred stock dividend based on earnings from Lehman Brothers. 1998 includes a benefit due to an earnings payout from Travelers Inc., related to the 1993 sale of the Shearson Lehman Brothers Division, and benefits from the sale of securities and adjustment of valuation allowances related to certain corporate assets. The above items were offset by business building initiatives in each year, and costs related to the Y2K issue in 1999 and 1998.


OTHER REPORTING MATTERS


ACCOUNTING DEVELOPMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued, and subsequently amended, Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which the company adopted on January 1, 2001. This Statement establishes accounting and reporting standards for derivative instruments, including some embedded in other contracts, and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Changes in the fair value of a derivative will be recorded in income or directly to equity, depending on the instrument's designated use. A one-time opportunity to reclassify held-to-maturity investments to available-for-sale is allowed without tainting the remaining securities in the held-to-maturity portfolio. The company has elected to take this opportunity to reclass its held-to-maturity investments to available-for-sale. As of January 1, 2001, the cumulative impact of applying the Statement's requirements to the company's results of operations and equity is not significant.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," a replacement of FASB Statement No. 125. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000 (See Note 4 to Consolidated Financial Statements). The company does not expect SFAS No. 140 to have a material impact on the company's financial position or results of operations.

In July 2000, the FASB's Emerging Issues Task Force (EITF) issued a consensus on Issue 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." The consensus must be adopted for fiscal quarters beginning after March 15, 2001, with earlier adoption permitted. Issue 99-20 prescribes new procedures for recording interest income and measuring impairment on retained and purchased beneficial interests. The rule primarily affects certain AEFA high-yield investments contained in off-balance sheet trusts whose cash flows have been negatively affected by credit experience. As of January 1, 2001, the rule would require AEFA to adjust the carrying amount of these investments downward by approximately $30 million.



                                       12         (2000 Annual Report p. 37)

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

The company believes allocating capital to businesses with a return on risk-adjusted equity in excess of its cost of capital and sustained earnings growth in its core business will continue to build shareholder value.

The company's philosophy is to retain enough earnings to provide capital such that the company can meet its growth objectives. To the extent capital available exceeds investment opportunities, the company has returned excess capital to shareholders. As further described in Note 7 to the Consolidated Financial Statements, the company has undertaken share repurchase programs to offset new share issuances.


FINANCING ACTIVITIES

The company has procedures to immediately transfer short-term funds within the company to meet liquidity needs. These internal transfer mechanisms are subject to and comply with various contractual and regulatory constraints.

The parent company generally meets its short-term funding needs through an intercompany dividend policy and also has the ability to issue commercial paper. The Board of Directors has authorized a parent company commercial paper program that is supported by a $1.2 billion multi-purpose credit facility that expires in increments from 2001 through 2002. No borrowings have been made under this credit facility. There was no parent company commercial paper outstanding during 2000 or 1999.

Total parent company long-term debt outstanding was $1.4 billion and $1.1 billion at December 31, 2000 and 1999, respectively. At December 31, 2000 and 1999, the parent company had $4.6 billion and $2.1 billion, respectively, of debt or equity securities available for issuance under shelf registrations filed with the Securities and Exchange Commission. In addition, TRS, Centurion Bank, Credco, American Express Overseas Credit Corporation Limited, a wholly-owned subsidiary of Credco, and AEB have established programs for the issuance, outside the United States, of debt instruments to be listed on the Luxembourg Stock Exchange. The maximum aggregate principal amount of debt instruments outstanding at any one time under the program will not exceed $6.0 billion. At both December 31, 2000 and 1999, $1.6 billion of debt has been issued under this program.


RISK MANAGEMENT

Management establishes and oversees implementation of Board-approved policies covering the company's funding, investments and use of derivative financial instruments and monitors aggregate risk exposures on an ongoing basis. The company's objective is to realize returns commensurate with the level of risk assumed while achieving consistent earnings growth. The company's treasury department is responsible for overseeing the individual business segments' management of their respective exposures within the context of Board-approved policies. See Note 8 to the Consolidated Financial Statements for a discussion of the company's use of derivatives.

The following sections include sensitivity analyses of three different types of market risk and estimate the effects of hypothetical sudden and sustained changes in the applicable market conditions on the ensuing year's earnings, based on year-end positions. The market changes, assumed to occur as of year end, are a 100 basis point increase in market interest rates, a 10% strengthening of the U.S. dollar versus all other currencies, and a 10% decline in the value of equity securities under management at AEFA. Computations of the prospective effects of hypothetical interest rate, foreign exchange rate and equity market changes are based on numerous assumptions, including relative levels of market interest rates, foreign exchange rates and equity prices, as well as the levels of assets and liabilities. The hypothetical changes and assumptions will be different from what actually occurs in the future. Furthermore, the computations do not incorporate actions that management could take if the hypothetical market changes actually occur. As a result, actual earnings consequences will differ from those quantified below.

TRS' hedging policies are established, maintained and monitored by the company's treasury department. TRS generally manages its exposures along product lines. A variety of interest rate and foreign exchange hedging strategies are employed to manage interest rate and foreign currency risks.


                                       13         (2000 Annual Report p. 38)

TRS funds its Charge Card receivables and Cardmember loans using both on-balance sheet funding sources, such as long- and short-term debt, medium-term notes and commercial paper, as well as asset securitizations. Cardmember receivables are predominantly funded by Credco and its subsidiaries; funding for Cardmember loans is primarily through Centurion Bank. For its Charge Card and fixed rate lending products, interest rate exposure is managed through the issuance of long- and short-term debt and the use of interest rate swaps and, to a lesser extent, caps. During 2000, TRS continued its strategy by augmenting its portfolio of interest rate swaps that convert a majority of its domestic funding from floating rate to fixed rate. TRS regularly reviews its strategy and may modify it. For the majority of its Cardmember loans, which are linked to a floating rate base and generally reprice each month, TRS uses floating rate funding.

The detrimental effect on TRS pretax earnings of a hypothetical 100 basis point increase in interest rates would be approximately $80 million ($61 million related to the U.S. dollar) and $124 million ($109 million related to the U.S. dollar), based on 2000 and 1999 year-end positions, respectively. This effect is primarily a function of the extent of variable rate funding of Charge Card and fixed rate lending products. The above detrimental effect that was calculated based on year-end 1999 positions was substantially reduced by additional swaps that were put in place in early 2000. In early 2001, TRS initiated additional interest rate swap transactions designed to offset interest rate exposure related to actual and anticipated growth in Cardmember receivables.

TRS' foreign exchange risk arising from cross-currency charges and balance sheet exposures is managed primarily by entering into agreements to buy and sell currencies on a spot or forward basis. In the latter parts of 2000 and 1999, foreign currency forward contracts were both sold (with notional amounts of $386 million and $611 million, respectively) and purchased (with notional amounts of $92 million and $25 million, respectively) to manage a majority of anticipated cash flows in major overseas markets for the subsequent year.

Based on the year-end 2000 and 1999 foreign exchange positions, but excluding the forward contracts managing the anticipated overseas cash flows for the subsequent year, the effect on TRS' earnings of the hypothetical 10 percent strengthening of the U.S. dollar would be immaterial. With respect to the forward contracts related to anticipated cash flows for the subsequent year, the 10 percent strengthening would create hypothetical pretax gains of $27 million and $53 million related to the 2000 and 1999 year-end positions, respectively. Such gains, if any, would mitigate the negative effect of a stronger U.S. dollar on overseas earnings for the subsequent year.

AEFA's owned investment securities are, for the most part, held by its life insurance and investment certificate subsidiaries, which primarily invest in long-term and intermediate-term fixed income securities to provide their clients with a competitive rate of return on their investments while controlling risk. Investment in fixed income securities provides AEFA with a dependable and targeted margin between the interest rate earned on investments and the interest rate credited to clients' accounts. AEFA does not invest in securities to generate trading profits for its own account.

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

Rates credited to customers' accounts are generally reset at shorter intervals than the maturity of underlying investments. Therefore, AEFA's margins may be affected by changes in the general level of interest rates. Part of the committees' strategies includes the use of derivatives, such as interest rate caps, swaps and floors, for risk-management purposes.

AEFA's fees earned on the management of fixed income securities in variable annuities, variable insurance and mutual funds are generally based on the value of the portfolios.



                                       14         (2000 Annual Report p. 39)

The negative effect on AEFA's pretax earnings of a 100 basis point increase in interest rates, which assumes repricings and customer behavior based on the application of proprietary models, to the book of business at December 31, 2000 and 1999, would be approximately $44 million and $40 million for 2000 and 1999, respectively.

AEFA's fees earned on the management of equity securities in variable annuities, variable insurance, mutual funds and other managed assets are generally based on the value of the portfolios. To manage the level of fee income in 2000, AEFA entered into a series of stock index option transactions in early 2000, to mitigate, for a substantial portion of the portfolios, the negative effect on fees that would result from a decline in the equity markets. In addition, AEFA writes and purchases index options to manage the margin related to certain investment certificate and annuity products that pay interest based upon the relative change in a major stock market index between the beginning and end of the product's term. The negative effect on AEFA's pretax earnings of a 10 percent decline in equity markets would be approximately $99 million and $103 million based on assets under management, certificate and annuity business in force, and index options as of December 31, 2000 and 1999, respectively. Had the series of stock index option transactions entered into in early 2000 been in effect at December 31, 1999, the 1999 effect would have been substantially lower.

AEB employs a variety of on- and off-balance sheet financial instruments in managing its exposure to fluctuations in interest and currency rates. Derivative instruments consist principally of foreign exchange spot and forward contracts, foreign currency options, interest rate swaps, futures, and forward rate agreements. Generally, they are used to manage specific on-balance sheet interest rate and foreign exchange exposures related to deposits, long-term debt, equity, loans and securities holdings.

The negative effect of the 100 basis point increase in interest rates on AEB's pretax earnings would be $16 million and $8 million as of December 31, 2000 and 1999, respectively. The effect on earnings of the 10 percent strengthening of the U.S. dollar would be negligible and, with respect to translation exposure of foreign operations, would result in a $10 million and $8 million pretax charge against equity as of December 31, 2000 and 1999, respectively.

AEB utilizes foreign exchange and interest rate products to meet the needs of its customers. Customer positions are usually, but not always, offset. They are evaluated in terms of AEB's overall interest rate or foreign exchange exposure. AEB also takes limited proprietary positions. Potential daily exposure from trading activities is calculated using a Value at Risk methodology. This model employs a parametric technique using a correlation matrix based on historical data. The Value at Risk measure uses a 99 percent confidence interval to estimate potential trading losses over a one-day period. During 2000 and 1999, the Value at Risk for AEB was less than $3 million.

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



                                       15         (2000 Annual Report p. 40)

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements about the company's financial performance and business prospects. These are subject to certain risks and uncertainties which could cause actual results to differ materially from such statements. These statements are contained in the sections "Letter to Shareholders" and "Financial Review -- Results of Operations," among others. The words "believe," "expect," "anticipate," "optimistic," "intend," "aim,"
"will," "should," "could," and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company undertakes no obligation to update publicly or revise any forward-looking statements. In addition to those described elsewhere in this report, factors that could cause actual results to differ materially from the forward-looking statements, including the company's goals referred to herein, include but are not limited to: fluctuation in the equity markets in 2001, which can affect the amount and types of investment products sold by AEFA, the market value of its managed assets, and management and distribution fees received based on those assets; potential deterioration in the high-yield sector, which could result in further losses in AEFA's investment portfolio; developments relating to AEFA's new platform structure for financial advisors, including the ability to increase advisor productivity, moderate the growth of new advisors and create efficiencies in the infrastructure; AEFA's ability to effectively manage the economics in selling a growing volume of non-proprietary products to clients; investment performance in AEFA's mutual fund business; the success and financial impact of reengineering initiatives being implemented at the company, including cost management, structural and strategic measures such as vendor and process consolidation, outsourcing and using lower cost internal distribution channels; the ability to control and manage operating, infrastructure, marketing and promotion and other expenses as business expands or changes, including balancing the need for longer-term investment spending; consumer and business spending on the company's travel-related services products, particularly credit and charge cards and growth in card lending balances, which depend in part on the ability to issue new and enhanced card products and increase revenues from such products, attract new cardholders, capture a greater share of existing cardholders' spending, sustain premium discount rates, increase merchant coverage, retain Cardmembers after low introductory lending rates have expired, and expand the global network services business; successfully expanding the company's on-line and off-line distribution channels and cross-selling financial, travel, card and other products and services to its customer base, both in the U.S. and abroad; effectively leveraging the company's assets, such as its brand, customers and international presence, in the Internet environment; investing in and competing at the leading edge of technology across all businesses; increasing competition in all of the company's major businesses; fluctuations in interest rates, which impact the company's borrowing costs, return on lending products and spreads in the investment and insurance businesses; credit trends and the rate of bankruptcies, which can affect spending on card products, debt payments by individual and corporate customers and returns on the company's investment portfolios; foreign currency exchange rates; political or economic instability in certain regions or countries, which could affect commercial lending activities, among other businesses; legal and regulatory developments, such as in the areas of consumer privacy and data protection; acquisitions; and outcomes in litigation. Other risks and uncertainties can be found in the company's most recent 10-K, 10-Q and 8-K reports filed with the SEC.

                                       16         (2000 Annual Report p. 41)

CONSOLIDATED STATEMENTS OF INCOME
AMERICAN EXPRESS COMPANY


Years Ended December 31, (Millions, except per share amounts)                        2000              1999               1998
------------------------------------------------------------------------------------------------------------------------------------

REVENUES
  Discount revenue                                                                $ 7,779           $ 6,741            $ 6,115
  Interest and dividends, net                                                       3,290             3,346              3,277
  Management and distribution fees                                                  2,812             2,269              1,851
  Net card fees                                                                     1,651             1,599              1,587
  Travel commissions and fees                                                       1,821             1,802              1,647
  Other commissions and fees                                                        2,344             1,824              1,657
  Cardmember lending net finance charge revenue                                       987             1,333              1,354
  Life and other insurance premiums                                                   575               517                469
  Other                                                                             2,416             1,847              1,175
------------------------------------------------------------------------------------------------------------------------------------
    Total                                                                          23,675            21,278             19,132
====================================================================================================================================

EXPENSES
  Human resources                                                                   6,633             6,038              5,470
  Provisions for losses and benefits:
    Annuities and investment certificates                                           1,355             1,377              1,425
    Life insurance, international banking and other                                   694               639                822
    Charge card                                                                     1,006               865                701
    Cardmember lending                                                                891               799                922
  Interest                                                                          1,354             1,051                999
  Marketing and promotion                                                           1,515             1,424              1,228
  Occupancy and equipment                                                           1,528             1,328              1,250
  Professional services                                                             1,530             1,322              1,191
  Communications                                                                      514               518                474
  Other                                                                             2,747             2,479              1,725
------------------------------------------------------------------------------------------------------------------------------------
    Total                                                                          19,767            17,840             16,207
====================================================================================================================================
  Pretax income                                                                     3,908             3,438              2,925
  Income tax provision                                                              1,098               963                784
------------------------------------------------------------------------------------------------------------------------------------
  Net income                                                                      $ 2,810           $ 2,475            $ 2,141
====================================================================================================================================

EARNINGS PER COMMON SHARE
  Basic                                                                           $  2.12           $  1.85            $  1.57
  Diluted                                                                         $  2.07           $  1.81            $  1.54
------------------------------------------------------------------------------------------------------------------------------------
  Average common shares outstanding for earnings per common share:
    Basic                                                                           1,327             1,340              1,363
    Diluted                                                                         1,360             1,369              1,388
====================================================================================================================================

See notes to consolidated financial statements.


                                       17         (2000 Annual Report p. 42)

CONSOLIDATED BALANCE SHEETS
AMERICAN EXPRESS COMPANY


December 31, (Millions, except share data)                                                2000              1999
-------------------------------------------------------------------------------------------------------------------------------

ASSETS
  Cash and cash equivalents                                                           $  8,487          $  7,471
  Accounts receivable and accrued interest:
    Cardmember receivables, less reserves: 2000, $809; 1999, $728                       25,067            22,541
    Other receivables, less reserves: 2000, $123; 1999, $78                              5,476             3,926
  Investments                                                                           43,747            43,052
  Loans:
    Cardmember lending, less reserves: 2000, $650; 1999, $581                           19,855            17,666
    International banking, less reserves: 2000, $137; 1999, $169                         5,207             4,928
    Other, net                                                                           1,026               988
  Separate account assets                                                               32,349            35,895
  Deferred acquisition costs                                                             3,574             3,235
  Land, buildings and equipment--at cost, less accumulated depreciation:
    2000, $2,219; 1999, $2,109                                                           2,506             1,996
  Other assets                                                                           7,129             6,819
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                          $154,423          $148,517
===============================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
  Customers' deposits                                                                 $ 13,870          $ 13,139
  Travelers Cheques outstanding                                                          6,127             6,213
  Accounts payable                                                                       7,495             6,367
  Insurance and annuity reserves:
    Fixed annuities                                                                     19,417            20,552
    Life and disability policies                                                         4,681             4,459
  Investment certificate reserves                                                        7,348             5,951
  Short-term debt                                                                       36,030            30,627
  Long-term debt                                                                         4,711             5,995
  Separate account liabilities                                                          32,349            35,895
  Other liabilities                                                                     10,211             8,724
-------------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                  142,239           137,922
===============================================================================================================================

GUARANTEED PREFERRED BENEFICIAL INTERESTS IN THE COMPANY'S
  JUNIOR SUBORDINATED DEFERRABLE INTEREST DEBENTURES                                       500               500

SHAREHOLDERS' EQUITY
  Common shares, $.20 par value, authorized 3.6 billion shares; issued and
    outstanding 1,326 million shares in 2000 and 1,341 million shares in 1999              265               268
  Capital surplus                                                                        5,439             5,196
  Retained earnings                                                                      6,198             5,033
  Other comprehensive loss, net of tax:
    Net unrealized securities losses                                                      (145)             (296)
    Foreign currency translation adjustments                                               (73)             (106)
-------------------------------------------------------------------------------------------------------------------------------
  Accumulated other comprehensive loss                                                    (218)             (402)
-------------------------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                          11,684            10,095
===============================================================================================================================
Total liabilities and shareholders' equity                                            $154,423          $148,517
===============================================================================================================================

See notes to consolidated financial statements.


                                       18         (2000 Annual Report p. 43)

CONSOLIDATED STATEMENTS OF CASH FLOWS
AMERICAN EXPRESS COMPANY


Years Ended December 31, (Millions)                                                2000            1999               1998
-------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                      $ 2,810         $ 2,475            $ 2,141
Adjustments to reconcile net income
  to net cash provided by operating activities:
    Provisions for losses and benefits                                            2,697           2,392              2,491
    Depreciation, amortization, deferred taxes and other                            393              13               (212)
    Changes in operating assets and liabilities, net of
      effects of acquisitions and dispositions:
        Accounts receivable and accrued interest                                 (1,623)         (1,079)              (665)
        Other assets                                                               (426)           (294)                92
        Accounts payable and other liabilities                                    2,377           2,371                131
    (Decrease) increase in Travelers Cheques outstanding                            (82)            392                253
    Increase in insurance reserves                                                  207             173                182
-------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                         6,353           6,443              4,413
===============================================================================================================================

CASH FLOWS FROM INVESTING ACTIVITIES
Sale of investments                                                               3,117           3,031              1,656
Maturity and redemption of investments                                            5,295           5,279              7,331
Purchase of investments                                                          (9,121)        (11,287)           (10,176)
Net increase in Cardmember loans/receivables                                    (10,661)        (11,787)            (5,000)
Cardmember loans/receivables sold to trust, net                                   3,338           3,586              1,683
Proceeds from repayment of loans                                                 24,288          21,002             24,560
Issuance of loans                                                               (24,587)        (20,762)           (23,866)
Purchase of land, buildings and equipment                                          (919)           (737)              (391)
Sale of land, buildings and equipment                                                35              11                 26
Dispositions (acquisitions), net of cash sold/acquired                              212             (82)              (471)
-------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                            (9,003)        (11,746)            (4,648)
===============================================================================================================================

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in customers' deposits                                                 954           2,853              1,039
Sale of annuities and investment certificates                                     5,588           5,719              5,337
Redemption of annuities and investment certificates                              (5,641)         (5,504)            (5,690)
Net increase in debt with maturities of 3 months or less                          7,117             305              1,239
Issuance of debt                                                                 12,559          18,623              7,373
Principal payments on debt                                                      (15,362)        (12,049)            (7,426)
Issuance of Trust preferred securities                                               --              --                500
Issuance of American Express common shares                                          226             233                137
Repurchase of American Express common shares                                     (1,377)         (1,120)            (1,890)
Dividends paid                                                                     (421)           (404)              (414)
-------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                         3,643           8,656                205
Effect of exchange rate changes on cash                                              23              26                (57)
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                              1,016           3,379                (87)
Cash and cash equivalents at beginning of year                                    7,471           4,092              4,179
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                        $ 8,487         $ 7,471            $ 4,092
===============================================================================================================================

See notes to consolidated financial statements.


                                       19         (2000 Annual Report p. 44)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AMERICAN EXPRESS COMPANY
                                                                                                    Accumulated
                                                                                                          Other
                                                                      Common          Capital     Comprehensive         Retained
Three Years Ended December 31, 2000 (Millions)        Total           Shares          Surplus     (Loss)/Income         Earnings
------------------------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1997                      $  9,574            $ 280          $ 4,624            $  482           $ 4,188
====================================================================================================================================
  Comprehensive income:
    Net income                                        2,141                                                                 2,141
    Change in net unrealized securities gains             4                                                   4
    Foreign currency translation adjustments            (15)                                                (15)
                                                   --------
    Total comprehensive income                        2,130
  Repurchase of common shares                        (1,890)             (12)            (196)                             (1,682)
  Other changes, primarily employee plans               294                2              381                                 (89)
  Cash dividends declared:
    Common, $.30 per share                             (410)                                                                 (410)
------------------------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1998                         9,698              270            4,809               471             4,148
====================================================================================================================================
  Comprehensive income:
    Net income                                        2,475                                                                 2,475
    Change in net unrealized securities gains          (879)                                               (879)
    Foreign currency translation adjustments              6                                                   6
                                                   --------
    Total comprehensive income                        1,602
  Repurchase of common shares                        (1,170)              (5)             (98)                              (1,067)
  Other changes, primarily employee plans               369                3              485                                 (119)
  Cash dividends declared:
    Common, $.30 per share                             (404)                                                                  (404)
------------------------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1999                        10,095              268            5,196              (402)            5,033
====================================================================================================================================
  Comprehensive income:
    Net income                                        2,810                                                                 2,810
    Change in net unrealized securities gains           151                                                 151
    Foreign currency translation adjustments             33                                                  33
                                                   --------
    Total comprehensive income                        2,994
  Repurchase of common shares                        (1,327)              (5)            (228)                             (1,094)
  Other changes, primarily employee plans               348                2              471                                (125)
  Cash dividends declared:
    Common, $.32 per share                             (426)                                                                 (426)
------------------------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 2000                      $ 11,684            $ 265          $ 5,439            $ (218)          $ 6,198
====================================================================================================================================

See notes to consolidated financial statements.

                                       20         (2000 Annual Report p. 45)

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


REVENUES

Cardmember Lending Net Finance Charge Revenue is presented net of interest expense of $1,039 million, $674 million and $653 million for the years ended December 31, 2000, 1999 and 1998, respectively. Interest and Dividends is presented net of interest expense related primarily to the company's international banking activities of $559 million, $453 million and $572 million for the years ended December 31, 2000, 1999 and 1998, respectively.


MARKETING AND PROMOTION

The company expenses advertising costs in the year in which the advertising first takes place.


CASH AND CASH EQUIVALENTS

At December 31, 2000 and 1999, cash and cash equivalents included $1.2 billion and $0.8 billion, respectively, segregated in special bank accounts for the benefit of customers. The company has defined cash equivalents to include time deposits with original maturities of 90 days or less.


SEPARATE ACCOUNT ASSETS AND LIABILITIES

Separate account assets and liabilities are funds held for the exclusive benefit of variable annuity and variable life insurance contract holders. The company receives investment management fees, mortality and expense assurance fees, minimum death benefit guarantee fees and cost of insurance charges from the related accounts.


Note 2  INVESTMENTS

The following is a summary of investments included on the Consolidated Balance Sheets at December 31:

(Millions)                                                                  2000             1999
----------------------------------------------------------------------------------------------------
Held-to-Maturity, at amortized cost                                      $ 8,404          $ 9,221
Available-for-Sale, at fair value                                         31,052           29,570
Investment mortgage loans (fair value: 2000, $4,178; 1999, $3,901)         4,097            3,984
Trading                                                                      194              277
----------------------------------------------------------------------------------------------------
   Total                                                                 $43,747          $43,052
====================================================================================================

                                       21         (2000 Annual Report p. 46)

Investments classified as Held-to-Maturity and Available-for-Sale at December 31 are distributed by type and maturity as presented below:


                                                                            Held-to-Maturity
-----------------------------------------------------------------------------------------------------------------------------------
                                                          2000                                               1999
-----------------------------------------------------------------------------------------------------------------------------------
                                                    Gross        Gross                               Gross         Gross
                                               Unrealized   Unrealized        Fair              Unrealized    Unrealized       Fair
(Millions)                            Cost          Gains     (Losses)       Value         Cost      Gains      (Losses)      Value
-----------------------------------------------------------------------------------------------------------------------------------
Corporate debt securities           $5,304           $138       $(130)      $5,312       $6,400       $111        $(114)     $6,397
Mortgage-backed securities           1,785             12           --       1,797        1,393          5          (33)      1,365
State and municipal obligations        986             47           --       1,033        1,036         27           (3)      1,060
Foreign government bonds
  and obligations                       83             10           --          93           98          9            --        107
U.S. Government and
  agencies obligations                  50              4           --          54           64          1           (2)         63
Other                                  196              2          (1)         197          230         --           (4)        226
-----------------------------------------------------------------------------------------------------------------------------------
  Total                             $8,404           $213       $(131)      $8,486       $9,221       $153        $(156)     $9,218
===================================================================================================================================



                                                                           Available-for-Sale
-----------------------------------------------------------------------------------------------------------------------------------
                                                          2000                                               1999
-----------------------------------------------------------------------------------------------------------------------------------
                                                    Gross        Gross                               Gross         Gross
                                               Unrealized   Unrealized        Fair              Unrealized    Unrealized       Fair
(Millions)                            Cost          Gains     (Losses)       Value         Cost      Gains      (Losses)      Value
-----------------------------------------------------------------------------------------------------------------------------------
Corporate debt securities          $12,714           $124      $(908)      $11,930      $12,238       $ 53      $  (742)    $11,549
Mortgage-backed securities           9,259            126        (25)        9,360        8,898         14         (241)      8,671
State and municipal obligations      5,886            267        (15)        6,138        5,430         81         (160)      5,351
Foreign government bonds
  and obligations                      993             13         (4)        1,002          985          9          (15)        979
U.S. Government and
  agencies obligations                  48              3         --            51           47         --            --         47
Equity securities                      510            197        (27)          680          611        525           (6)      1,130
Other                                1,891             --         --         1,891        1,844         --           (1)      1,843
-----------------------------------------------------------------------------------------------------------------------------------
  Total                            $31,301           $730      $(979)      $31,052      $30,053       $682      $(1,165)    $29,570
===================================================================================================================================


                                                                              Held-to-Maturity                Available-for-Sale
----------------------------------------------------------------------------------------------------------------------------------
December 31, 2000 (Millions)                                               Cost       Fair Value            Cost        Fair Value
----------------------------------------------------------------------------------------------------------------------------------
Due within 1 year                                                        $  962           $  971         $ 2,120           $ 2,120
Due after 1 year through 5 years                                          3,365            3,353           5,606             5,502
Due after 5 years through 10 years                                        1,602            1,664           7,960             7,419
Due after 10 years                                                          690              701           5,846             5,971
----------------------------------------------------------------------------------------------------------------------------------
                                                                          6,619            6,689          21,532            21,012
Mortgage-backed securities                                                1,785            1,797           9,259             9,360
Equity securities                                                            --               --             510               680
----------------------------------------------------------------------------------------------------------------------------------
  Total                                                                  $8,404           $8,486         $31,301           $31,052
==================================================================================================================================

Mortgage-backed securities primarily include GNMA, FNMA and FHLMC securities at December 31, 2000 and 1999.

                                       22         (2000 Annual Report p. 47)

The table below includes purchases, sales and maturities of investments classified as Held-to-Maturity and Available-for-Sale for the years ended December 31:

                            2000                             1999
--------------------------------------------------------------------------------
                 Held-to-       Available-           Held-to-         Available-
(Millions)       Maturity         for-Sale           Maturity           for-Sale
--------------------------------------------------------------------------------
Purchases            $110           $8,465             $   93            $11,557
Sales                $ 61           $2,998             $   90            $ 2,941
Maturities           $848           $3,647             $1,313            $ 4,441
================================================================================


Investments classified as Held-to-Maturity were sold during 2000 and 1999 due to credit deterioration. Gross realized gains and losses on sales were negligible.

Gross realized gains and (losses) on sales of securities classified as Available-for-Sale, using the specific identification method, were $170 million and ($47 million), $64 million and ($23 million) and $130 million and ($42 million) for the years ended December 31, 2000, 1999 and 1998, respectively.

The increase in net unrealized gains on Trading securities, which is included in income, was $16 million, $30 million and $3 million for the years ended December 31, 2000, 1999 and 1998, respectively.

In connection with the spin-off of Lehman Brothers Holdings Inc. (Lehman) in 1994, the company acquired 928 shares and Nippon Life Insurance company (Nippon
Life) acquired 72 shares of Lehman's redeemable voting preferred stock for a nominal dollar amount. This security entitles its holders to receive an aggregate annual dividend of 50 percent of Lehman's net income in excess of $400 million for each of eight years ending in May 2002, with a maximum dividend of $50 million in any one year. In each of the three years ended December 31, 2000, the company received a dividend of $46 million on these shares. In addition, the company and Nippon Life were entitled to receive 92.8 percent and 7.2 percent, respectively, of an earnings-related payout from Travelers Inc. (Travelers) that was assigned by Lehman to the company and Nippon Life in connection with the spin-off transaction. The earnings-related payout, which was 10 percent of after-tax profits of Smith Barney, a subsidiary of Travelers, in excess of $250 million per year, was for five years and ended in 1998. The amount recognized in relation to this payout was approximately $70 million in 1998.

The change in net unrealized securities gains recognized in Other Comprehensive
(Loss)/Income includes two components: (1) unrealized gains (losses) that arose during the period from changes in market value of securities that were held during the period (Holding gains (losses)), and (2) gains (losses) that were previously unrealized, but have been recognized in current period Net Income due to sales of Available-for-Sale securities (Reclassification for realized gains). This reclassification has no effect on total Comprehensive Income or Shareholders' Equity.

The following table presents these components of other comprehensive
(loss)/income, net of tax:


(Millions, net of tax)                                      2000               1999              1998
------------------------------------------------------------------------------------------------------
Holding gains (losses)                                     $ 231              $(852)             $ 61
Reclassification for realized gains                          (80)               (27)              (57)
------------------------------------------------------------------------------------------------------
  Increase (decrease) in net unrealized securities gains
    recognized in other comprehensive (loss)/income        $ 151              $(879)             $  4
======================================================================================================

                                       23         (2000 Annual Report p. 48)

Note 3 LOANS


Loans at December 31 consisted of:

(Millions)                                          2000               1999
---------------------------------------------------------------------------
Cardmember and Consumer Loans                    $22,486            $19,955
Commercial Loans:
  Commercial and industrial                        1,879              1,898
  Loans to banks and other institutions            1,591              1,612
  Mortgage and real estate                           159                142
Other, principally policyholders' loans              769                728
----------------------------------------------------------------------------
                                                  26,884             24,335
Less: Reserves for credit losses                     796                753
----------------------------------------------------------------------------
  Total                                          $26,088            $23,582
===========================================================================

Note: American Express Financial Advisors (AEFA) mortgage loans of $4.1 billion and $4.0 billion in 2000 and 1999, respectively, are included in Investment Mortgage Loans and are presented in Note 2.


The following table presents changes in Reserves for Credit Losses related to loans:

(Millions)                                          2000               1999
--------------------------------------------------------------------------------
Balance, January 1                              $    753            $    812
Provision for credit losses                          924                 832
Write-offs                                        (1,031)             (1,062)
Recoveries of amounts previously written-off         150                 171
--------------------------------------------------------------------------------
Balance, December 31                            $    796            $    753
================================================================================


Note 4  SECURITIZED LOANS AND RECEIVABLES

The company securitizes loans and receivables and, in large part, subsequently sells the interests in those assets' cash flows to third party investors. The company continues to service the accounts and receives a fee for doing so; the fair value and carrying amount of these future servicing fees, net of related costs, are nil. Each new sale of securitized assets results in the removal of the sold assets from the balance sheet, a reduction in a previously established reserve for credit losses and the recognition of the present value of the future net cash flows (i.e., finance charge income less interest paid to investors, credit losses and servicing fees) related to the sold assets. This present value amount represents a retained interest known as an interest-only strip. In some instances, the company invests in subordinated interests issued by the securitization trust; these are recorded as Investments classified as Available-for-Sale.

The gain or loss recorded when assets are securitized is the difference between the proceeds of sale and the book basis of the assets sold. That book basis is determined by allocating the carrying amount of the assets, net of applicable reserve for losses, between the assets sold and the retained interests based on their relative fair values. Fair values are based on market prices at date of transfer for assets sold and on the estimated present value of future cash flows for retained interests.

The securitized loans and receivables sold as of December 31, 2000 are as follows:


                                                Investments in
(Billions)                    Sold      subordinated interests                Net
---------------------------------------------------------------------------------
U.S. Cardmember Loans        $11.3                       $ 0.8              $10.5
Cardmember Receivables         3.1                         0.2                2.9
---------------------------------------------------------------------------------
  Total                      $14.4                       $ 1.0              $13.4
=================================================================================

                                       24         (2000 Annual Report p. 49)

U.S. CARDMEMBER LOANS

During 2000, 1999 and 1998, the company sold $4.0 billion, $4.0 billion and $1.0 billion, respectively, of U.S. Cardmember Loans, or $3.6 billion, $3.7 billion and $0.9 billion net of investments in subordinated interests. The pretax gains on these securitizations were $142 million, $154 million and $36 million, respectively. Cash flows from interest-only strips as well as servicing revenue, which is 2 percent of principal, are recorded in other revenues.

The value of retained interests is primarily subject to changes in credit risk, average loan life, and interest rates on the transferred financial assets. Key economic assumptions used in measuring the retained interests resulting from securitizations during 2000 were as follows (rates are per annum):


                                            Cash flows from                       Returns to Investors
Average loan life   Expected credit      retained interests          ----------------------------------------------
         (months)            losses           discounted at                     Variable         Fixed
-------------------------------------------------------------------------------------------------------------------
            8-12        4.46%-5.12%              6.0%-12.0%           Contractual spread      5.6%-7.4%
                                                                      over LIBOR ranging
                                                                        from .09% to .9%
===================================================================================================================


The following table presents quantitative information about delinquencies, net credit losses, and components of securitized U.S. Cardmember Loans at December
31, 2000:


                                    Total Principal      Principal Amount of Loans       Net Credit Losses
(Billions)                          Amount of Loans       30 Days or More Past due    During the Year 2000
-------------------------------------------------------------------------------------------------------------------
Cardmember Loans managed                      $28.7                           $0.8                    $1.1
-------------------------------------------------------------------------------------------------------------------
Less: Securitized Loans sold                   11.3
-------------------------------------------------------------------------------------------------------------------
Cardmember Loans on balance sheet             $17.4
===================================================================================================================


At December 31, 2000, retained interests, excluding subordinated interests, were $272 million compared with $236 million a year earlier. The key economic assumptions and the sensitivity of the current year's fair value to immediate 10 percent and 20 percent adverse changes in assumed economics are as follows:

                                                                               Cash flows from
                                      Average loan life   Expected credit   retained interests
(Millions, except rates per annum)              (months)           losses        discounted at    Interest Rates
-------------------------------------------------------------------------------------------------------------------
Assumption                                          8.5            4.48%                  12%             6.74%
-------------------------------------------------------------------------------------------------------------------
Impact on fair value of 10% adverse change        $17.4            $17.7                 $1.7             $ 9.6
-------------------------------------------------------------------------------------------------------------------
Impact on fair value of 20% adverse change        $33.5            $35.3                 $3.3             $19.1
===================================================================================================================

These sensitivities are hypothetical and will be different from what actually occurs in the future. As the figures indicate, any change in fair value based on a 10 percent variation in assumptions cannot be extrapolated because the relationship of the change in assumption on the fair value of the retained interest is calculated independent from any change in another assumption; in reality, changes in one factor may result in changes in another, which magnify or counteract the sensitivities.

The table below summarizes cash flows received from securitization trusts in 2000:

(Millions)
-------------------------------------------------------------------------------------------------------------------
Proceeds from new securitizations during the period                                                       $ 3,630
Proceeds from reinvestment of payments in Cardmember securitizations                                      $12,480
Servicing fees received                                                                                   $   191
Other cash flows received on retained interests                                                           $   667
===================================================================================================================

                                       25         (2000 Annual Report p. 50)

CARDMEMBER RECEIVABLES

Sales of securitized Charge Card receivables result in a reduction of interest expense and provisions for losses, and recognition of servicing revenues, which is offset by discount expense on the securitized receivables. An obligation to the securitization trust equal to the reserve for losses previously carried against the receivables is recorded in Other Liabilities. Charge Card receivables are collected generally within 30 days of billing and, as such, the book value approximates fair value; therefore, recorded amounts are not sensitive to the same factors as Cardmember Loans. At December 31, 2000, $2.9 billion in securitized Charge Card receivables had been sold.


Note 5  SHORT- AND LONG-TERM DEBT AND BORROWING AGREEMENTS

SHORT-TERM DEBT

At December 31, 2000 and 1999, the company's total short-term debt outstanding was $36.0 billion and $30.6 billion, respectively, with weighted average interest rates of 6.5% and 5.6%, respectively. At December 31, 2000 and 1999, $9.7 billion and $8.2 billion, respectively, of short-term debt outstanding was covered by interest rate swaps. The year-end weighted average effective interest rates were 6.4% and 5.5% for 2000 and 1999, respectively. The company generally paid fixed rates of interest under the terms of interest rate swaps. Unused lines of credit to support commercial paper borrowings were approximately $9.7 billion at December 31, 2000.


LONG-TERM DEBT

December 31, (Dollars in millions)                   2000                                                    1999
------------------------------------------------------------------------------------------------------------------------------------
                                                           Year-End                                               Year-End
                                               Year-End   Effective                                    Year-End  Effective
                                    Notional     Stated    Interest                          Notional    Stated    Interest Maturity
                        Outstanding   Amount    Rate on   Rate with   Maturity Outstanding     Amount   Rate on   Rate with       of
                            Balance of Swaps  Debt(a,b)  Swaps(a,b)   of Swaps     Balance   of Swaps Debt(a,b)  Swaps(a,b)    Swaps
------------------------------------------------------------------------------------------------------------------------------------
Notes due November 1, 2005   $  496       --      6.875%         --         --          --         --        --          --       --
Notes due June 23, 2004         500       --       6.75%         --         --      $  499         --      6.75%         --       --
Notes due January 22, 2004      498       --      5.625%         --         --         497         --     5.625%         --       --
Notes due August 12, 2002       400   $  400       6.50%       6.83%      2002         400     $  400      6.50%       6.06%    2002

Notes due June 15, 2000          --       --         --          --         --         300        300     6.125%       6.29%    2000
Notes due November 15, 2001     300       --      6.125%         --         --         300        300     6.125%       6.46%    2001
Notes due August 15, 2001       300       --       8.50%         --         --         300         --      8.50%         --       --
Floating Rate Notes due
   May 1, 2002                  400      400       6.81%       6.90%      2002         400        400      6.26%       6.00%    2002
Floating Rate Notes due
   December 31, 2001            300       --       6.66%         --         --         300         --     6.265%         --       --
Other Fixed Senior Notes due                                             2001-                                                 2000-
   2000-2022                    538      410       7.35%       7.68%      2012       1,271        865      6.66%       6.87%    2012
Other Floating Senior Notes
   due 2000-2002                505       --       6.57%         --         --       1,243         50      5.16%       5.19%    2000
Other Floating Rate Notes due                                            2001-
   2000-2004                    267      165       7.56%       7.55%      2004         251        150      6.97%       7.33%    2004
Other Fixed Rate Notes due                                               2003-                                                 2001-
   2000-2006                    207       36       5.42%       5.53%      2004         234         54      5.62%       5.32%    2006
------------------------------------------------------------------------------------------------------------------------------------
Total                        $4,711   $1,411       6.73%                            $5,995     $2,519      6.23%
====================================================================================================================================

(a) For floating rate debt issuances, the stated and effective interest rates were based on the respective rates at December 31, 2000 and 1999; these rates are not an indication of future interest rates.

(b) Weighted average rates were determined where appropriate.


                                       26         (2000 Annual Report p. 51)

The above interest rate swaps generally require the company to pay a floating rate, with a predominant index of LIBOR (London Interbank Offered Rate).

The company paid interest (net of amounts capitalized) of $3.6 billion, $2.6 billion and $2.6 billion in 2000, 1999 and 1998, respectively.

Aggregate annual maturities of long-term debt for the five years ending December 31, 2005 are as follows (millions): 2001, $1,703; 2002, $932; 2003, $14; 2004,
$1,220; and 2005, $615.


Note 6  CUMULATIVE QUARTERLY INCOME PREFERRED SHARES

In 1998, American Express Company Capital Trust I, a wholly-owned subsidiary of the company, established as a Delaware statutory business trust (the Trust), completed a public offering of 20 million shares (carrying value of $500 million) of 7.0% Cumulative Quarterly Income Preferred Shares Series I (QUIPS)(liquidation preference of $25 per share). Proceeds of the issue were invested in Junior Subordinated Debentures (the Debentures) issued by the company due 2028, which represent the sole assets of the Trust. The QUIPS are subject to mandatory redemption upon repayment of the Debentures at maturity or their earlier redemption. The company has the option to redeem the Debentures, in whole or in part, at any time on or after July 16, 2003, which will result in the redemption of a corresponding amount of QUIPS.

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


Note 7  COMMON AND PREFERRED SHARES

In September 1998, the company's Board of Directors authorized the company to repurchase up to 120 million additional common shares over the subsequent two to three years, subject to market conditions. The company has repurchased approximately 343 million shares since 1994 pursuant to several authorizations, including 43 million under the current authorization. These plans are designed to allow the company to purchase shares, both to offset the issuance of new shares as part of employee compensation plans and to reduce shares outstanding.

Of the common shares authorized but unissued at December 31, 2000, 180 million shares were reserved for issuance for employee stock, employee benefit and dividend reinvestment plans, as well as stock purchase agreements.

During 2000, the company entered into an agreement under which a third party purchased 8 million company common shares at an average purchase price of approximately $55 per share. During the term of the agreement, the company will periodically issue shares to or receive shares from the third party so that the value of the shares held by the third party equals the original purchase price for the shares. At maturity in five years, the company is required to deliver to the third party an amount equal to such original purchase price. The company may elect to settle this amount (i) physically, by paying cash against delivery of the shares held by the third party or (ii) on a net cash or net share basis. The company may also prepay outstanding amounts at any time prior to the end of the five-year term. The foregoing is in addition to a similar agreement entered into during 1999, under which a third party purchased 21 million of the


                                       27         (2000 Annual Report p. 52)
company's common shares at an average purchase price of approximately $49 per share. During 2000, net settlements under these agreements resulted in the company receiving 2.4 million shares. These agreements, which partially offset the company's exposure from its stock option program, are separate from the company's previously authorized share repurchase program.

During 2000, the company's shareholders approved an increase in authorized shares to effectuate a three-for-one stock split for shareholders of record as of April 25, 2000. All of the information in this financial report reflects the effect of the stock split.

Common shares activity for each of the last three years ended December 31 was:

(Millions)                                            2000               1999               1998
--------------------------------------------------------------------------------------------------
Shares outstanding at beginning of year              1,341              1,351              1,399
Repurchases of common shares                           (25)               (27)               (58)
Other, primarily employee plans                         10                 17                 10
--------------------------------------------------------------------------------------------------
Shares outstanding at end of year                    1,326              1,341              1,351
==================================================================================================

The Board of Directors is authorized to permit the company to issue up to 20 million preferred shares without further shareholder approval.


Note 8  DERIVATIVE AND OTHER OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

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

Credit risk related to derivatives and other off-balance sheet financial instruments is the possibility that the counterparty will not fulfill the terms of the contract. It is monitored through established approval procedures, including setting concentration limits by counterparty and country, reviewing credit ratings and requiring collateral where appropriate. For its trading activities with clients, AEB requires collateral when it is not willing to assume credit exposure to counterparties for either contract mark-to-market or delivery risk. A significant portion of the company's transactions are with counterparties rated A or better by nationally recognized credit rating agencies. The company also uses master netting agreements which allow the company to settle multiple contracts with a single counterparty in one net receipt or payment in the event of counterparty default. Credit risk approximates the fair value of contracts in a gain position (asset) and totaled $0.8 billion and $0.7 billion at December 31, 2000 and 1999, respectively. The fair value represents the replacement cost and is determined by market values, dealer quotes or pricing models.

                                       28         (2000 Annual Report p. 53)

The following tables detail information regarding the company's derivatives at December 31:

NONTRADING                                                                    2000
----------------------------------------------------------------------------------------------------------
                                                               Carrying Value            Fair Value
(Millions)                              Notional Amount       Asset   Liability       Asset    Liability
----------------------------------------------------------------------------------------------------------
Interest Rate Products:
   Interest rate swaps                          $32,161        $105        $ 48        $152        $ 296
   Interest rate caps and floors purchased        3,575           7          --           2            1
   Forward rate agreements                        1,399          --          --          --           --
   Other                                             64          --          --          --           62
----------------------------------------------------------------------------------------------------------
   Total Interest Rate Products                  37,199         112          48         154          359
Foreign currency forward and spot contracts       8,471          57         121          80          182
Other Products                                    2,532          97          31         189           14
----------------------------------------------------------------------------------------------------------
   Total                                        $48,202        $266        $200        $423        $ 555
==========================================================================================================


NONTRADING                                                                   1999
----------------------------------------------------------------------------------------------------------
                                                               Carrying Value            Fair Value
(Millions)                              Notional Amount       Asset   Liability        Asset Liability
----------------------------------------------------------------------------------------------------------
Interest Rate Products:
   Interest rate swaps                          $20,971        $ 63        $ 64        $137        $ 225
   Interest rate caps and floors purchased        3,625          10          --          15            2
   Forward rate agreements                          567           8           9          --           --
   Other                                             63          --          --          --           63
----------------------------------------------------------------------------------------------------------
   Total Interest Rate Products                  25,226          81          73         152          290
Foreign currency forward and spot contracts       6,910          62          53          76          114
Other Products                                    1,705         174          50         175           68
----------------------------------------------------------------------------------------------------------
   Total                                        $33,841        $317        $176        $403         $472
==========================================================================================================


TRADING                                                                       2000
----------------------------------------------------------------------------------------------------------
                                                              Carrying/Fair Value      Average Fair Value
(Millions)                              Notional Amount       Asset   Liability        Asset    Liability
----------------------------------------------------------------------------------------------------------
Interest Rate Products:
   Interest rate swaps                          $ 2,115        $ 41        $ 32        $ 45        $  39
   Futures options written                          800          --          --          --           --
   Futures options purchased                        800          --          --          --           --
   Other                                          1,612           1           2           1            2
----------------------------------------------------------------------------------------------------------
   Total Interest Rate Products                   5,327          42          34          46           41
----------------------------------------------------------------------------------------------------------
Foreign Currency Products:*
   Forward and spot contracts                    16,112         315         288         260          209
   Foreign currency options written               1,550          --          38          --           36
   Foreign currency options purchased             1,642          42          --          38           --
----------------------------------------------------------------------------------------------------------
   Total Foreign Currency Products               19,304         357         326         298          245
----------------------------------------------------------------------------------------------------------
Other Products                                      128           1           1          --           --
----------------------------------------------------------------------------------------------------------
   Total                                        $24,759        $400        $361        $344         $286
==========================================================================================================


                                       29         (2000 Annual Report p. 54)

TRADING                                                              1999
---------------------------------------------------------------------------------------------------
                                                      Carrying/Fair Value     Average Fair Value
(Millions)                      Notional Amount        Asset  Liability        Asset   Liability
---------------------------------------------------------------------------------------------------
Interest Rate Products:
   Interest rate swaps                  $ 2,184        $ 54        $ 45        $ 54        $  46
   Other                                    446           1           2           1            4
---------------------------------------------------------------------------------------------------
   Total Interest Rate Products           2,630          55          47          55           50
---------------------------------------------------------------------------------------------------
Foreign Currency Products:*
   Forward and spot contracts            13,183         204         142         211          169
   Foreign currency options written       1,263          --          39          --           37
   Foreign currency options purchased     1,272          45          --          37           --
---------------------------------------------------------------------------------------------------
   Total Foreign Currency Products       15,718         249         181         248          206
---------------------------------------------------------------------------------------------------
   Total                                $18,348        $304        $228        $303         $256
===================================================================================================

*These are predominantly contracts with clients and the related hedges of those client contracts. The company's net trading foreign currency exposure was approximately $72 million and $93 million at December 31, 2000 and 1999, respectively.


The average aggregate fair values of derivative financial instruments held for trading purposes were computed based on monthly information. Net derivative trading gains of $96 million and $83 million for 2000 and 1999, respectively, were primarily due to trading in foreign currency forward contracts and are included in Other Commissions and Fees.


INTEREST RATE PRODUCTS

The company uses interest rate products, principally swaps, primarily to manage funding costs related to Travel Related Services' (TRS) Charge Card and Cardmember lending businesses. For its Charge Card and fixed rate lending products, TRS uses interest rate swaps and, to a lesser extent, caps to achieve a mix of fixed and floating rate funding. For the majority of its Cardmember loans, which are linked to a floating rate base and generally reprice each month, TRS uses floating rate funding.

AEB uses interest rate products to manage its portfolio of loans, deposits, long-term debt and securities holdings. The termination dates of nontrading interest rate swaps are generally matched with the maturity dates of the underlying assets and liabilities.

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

See Note 5 for further information regarding the company's use of interest rate products related to short- and long-term debt obligations.


FOREIGN CURRENCY PRODUCTS

The company uses foreign currency products primarily to hedge net investments in foreign operations and to manage transactions denominated in foreign currencies. In addition, AEB enters into derivative contracts both to meet the needs of its clients and, to a limited extent, for trading purposes, including taking proprietary positions.


                                       30         (2000 Annual Report p. 55)

Foreign currency exposures are hedged, where practical and economical, through foreign currency contracts. Foreign currency contracts involve the purchase and sale of a designated currency at an agreed-upon rate for settlement on a specified date. Foreign currency forward contracts generally mature within one year, whereas foreign currency spot contracts generally settle within two days.

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

The company also uses foreign currency forward contracts to hedge its firm commitments. In addition, for selected major overseas markets, the company uses foreign currency forward contracts to hedge future income, generally for periods not exceeding one year; unrealized gains and losses are recognized currently in income. In the latter part of 2000 and 1999, foreign currency forward contracts were both sold (with notional amounts of $386 million and $611 million, respectively) and purchased (with notional amounts of $92 million and $25 million, respectively) to manage a majority of anticipated future cash flows in major overseas markets. The impact of these activities was not material.


OTHER PRODUCTS

Other Products also include written and purchased index options used by AEFA to manage the margin related to certain investment certificate and annuity products that pay interest based upon the relative change in a major stock market index between the beginning and end of the product's term. Purchased and written options used in conjunction with these products are reported in Other Assets and Other Liabilities, respectively. The amortization of the cost of purchased options and the proceeds of written options, along with changes in intrinsic value of the contracts, are included in Interest and Dividends. At December 31, 2000 and 1999, the notional value of these options was $2.1 billion and $1.6 billion, respectively.


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


December 31, (Millions)                                                  2000               1999
----------------------------------------------------------------------------------------------------
Unused credit available to Cardmembers                                $91,667            $67,565
Loan commitments and other lines of credit                            $ 1,312            $ 1,254
Standby letters of credit and guarantees                              $ 1,100            $ 1,407
Commercial and other letters of credit                                $   500            $   411
====================================================================================================

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


                                       31         (2000 Annual Report p. 56)

Standby letters of credit and guarantees primarily represent conditional commitments to insure the performance of the company's customers to third parties. These commitments generally expire within one year.

The company issues commercial and other letters of credit to facilitate the short-term trade-related needs of its clients, which typically mature within six months. At December 31, 2000 and 1999, the company held $687 million and $1,023 million, respectively, of collateral supporting standby letters of credit and guarantees and $242 million and $220 million, respectively, of collateral supporting commercial and other letters of credit.

Other financial institutions have committed to extend lines of credit to the company of $12.4 billion and $11.5 billion at December 31, 2000 and 1999, respectively.


Note 9  FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table discloses fair value information for on- and off-balance sheet financial instruments. Certain items, such as life insurance obligations, employee benefit obligations and investments accounted for under the equity method are excluded. The fair values of financial instruments are estimates based upon market conditions and perceived risks at December 31, 2000 and 1999 and require management judgment. These figures may not be indicative of their future fair values.

December 31, (Millions)                                                     2000                         1999
---------------------------------------------------------------------------------------------------------------------
                                                                   Carrying        Fair         Carrying        Fair
                                                                      Value       Value            Value       Value
---------------------------------------------------------------------------------------------------------------------
FINANCIAL ASSETS
Assets for which carrying values approximate fair values            $73,940     $73,940          $71,735     $71,735
Investments                                                         $43,747     $43,910          $43,052     $42,963
Loans                                                               $26,213     $26,118          $23,680     $23,594
Derivative financial instruments, net                               $   105     $   (93)         $   217     $     7
=====================================================================================================================
FINANCIAL LIABILITIES
Liabilities for which carrying values approximate fair values       $68,975     $68,975          $60,932     $60,932
Fixed annuity reserves                                              $18,021     $17,479          $19,189     $18,592
Investment certificate reserves                                     $ 7,322     $ 7,289          $ 5,922     $ 5,905
Long-term debt                                                      $ 4,711     $ 4,743          $ 5,995     $ 5,949
Separate account liabilities                                        $28,792     $27,823          $31,870     $31,015
=====================================================================================================================


The carrying and fair values of other off-balance sheet financial instruments are not material as of December 31, 2000 and 1999. See Notes 2 and 8 for carrying and fair value information regarding investments and derivative financial instruments, respectively. The following methods were used to estimate the fair values of financial assets and financial liabilities:


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


                                       32         (2000 Annual Report p. 57)

FINANCIAL LIABILITIES

Liabilities for which carrying values approximate fair values include customers' deposits, travelers cheques outstanding, accounts payable, short-term debt and certain other liabilities.

Fair values of fixed annuities in deferral status are estimated as the accumulated value less applicable surrender charges and loans. For annuities in payout status, fair value is estimated using discounted cash flows, based on current interest rates. The fair value of these reserves excludes life insurance-related elements of $1.3 billion and $1.4 billion in 2000 and 1999, respectively.

For variable rate investment certificates that reprice within a year, fair values approximate carrying values. For other investment certificates, fair value is estimated using discounted cash flows based on current interest rates. The valuations are reduced by the amount of applicable surrender charges and related loans.

For variable rate long-term debt that reprices within a year, fair values approximate carrying values. For other long-term debt, fair value is estimated using either quoted market prices or discounted cash flows based on the company's current borrowing rates for similar types of borrowing.

Fair values of separate account liabilities, after excluding life insurance-related elements of $3.6 billion and $4.0 billion in 2000 and 1999, respectively, are estimated as the accumulated value less applicable surrender charges.


Note 10  SIGNIFICANT CREDIT CONCENTRATIONS

A credit concentration may exist if customers are involved in similar industries. The company's customers operate in diverse economic sectors. Therefore, management does not expect any material adverse consequences to the company's financial position to result from credit concentrations. Certain distinctions between categories require management judgment.


December 31, (Dollars in millions)                                       2000              1999
-------------------------------------------------------------------------------------------------
Financial institutions(a)                                            $ 19,221           $17,489

Individuals(b)                                                        143,926           112,616
U.S. Government and agencies(c)                                        17,015            16,498
All other                                                              25,398            26,127
-------------------------------------------------------------------------------------------------
   Total                                                             $205,560          $172,730
=================================================================================================
Composition:
   On-balance sheet                                                        54%               59%
   Off-balance sheet                                                       46                41
-------------------------------------------------------------------------------------------------
   Total                                                                  100%              100%
=================================================================================================

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


Note 11  STOCK PLANS

Under the 1998 Incentive Compensation Plan and previously under the 1989 Long-Term Incentive Plan (the Plans), awards may be granted to officers, other key employees and other key individuals who perform services for the company and its participating subsidiaries. These awards may be in the form of stock options, stock appreciation rights, restricted stock, performance grants and similar awards designed to meet the requirements of non-U.S. jurisdictions. The company also has options outstanding pursuant to a Directors' Stock Option Plan. Under these plans, there were a total of 87.9 million, 122.9 million and 159.2 million common shares available for grant at December 31, 2000, 1999


                                       33         (2000 Annual Report p. 58)
and 1998, respectively. Each option has an exercise price at least equal to the market price of the company's common stock on the date of grant and a maximum term of 10 years. Options granted prior to 1999 generally vest at 33 1/3 percent per year beginning with the first anniversary of the grant date. Starting in 1999, options granted generally vest at 33 1/3 percent per year beginning with the second anniversary of the grant date. The company also sponsors the American Express Incentive Savings Plan, under which purchases of the company's common shares are made by or on behalf of participating employees.

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

The company granted 1.5 million, 1.3 million and 0.4 million restricted stock awards with a weighted average grant date value of $43.46, $36.25 and $29.66 per share for 2000, 1999 and 1998, respectively. Restrictions generally expire four years from date of grant. The compensation cost that has been charged against income for the company's restricted stock awards was $41 million, $38 million and $36 million for 2000, 1999 and 1998, respectively.

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


(Millions, except per share amounts)                  2000               1999               1998
--------------------------------------------------------------------------------------------------
Net income:
   As reported                                      $2,810             $2,475             $2,141
   Pro forma                                        $2,616             $2,348             $2,060
Basic EPS:
   As reported                                      $ 2.12             $ 1.85             $ 1.57
   Pro forma                                        $ 1.97             $ 1.75             $ 1.51
Diluted EPS:
   As reported                                      $ 2.07             $ 1.81             $ 1.54
   Pro forma                                        $ 1.92             $ 1.71             $ 1.48
==================================================================================================

The fair value of each option is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2000, 1999 and 1998, respectively:


                                                      2000               1999               1998
--------------------------------------------------------------------------------------------------
Dividend yield                                        1.1%                1.5%               2.0%
Expected volatility                                    29%                 30%                24%
Risk-free interest rate                               6.7%                5.1%               5.5%
Expected life of stock option                      5 years             5 years            5 years
==================================================================================================


                                       34         (2000 Annual Report p. 59)

The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated increases. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The weighted average fair value per option was $14.92, $11.09 and $7.23 for options granted during 2000, 1999 and 1998, respectively.

A summary of the status of the company's stock option plans as of December 31 and changes during each of the years then ended is presented below:


(Shares in thousands)                              2000                             1999                          1998
------------------------------------------------------------------------------------------------------------------------------------
                                                         Weighted                           Weighted                      Weighted
                                                          Average                            Average                       Average
                                         Shares    Exercise Price            Shares   Exercise Price        Shares  Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year         94,512            $27.96            76,658           $21.49        60,123          $14.77
Granted                                  39,273            $44.38            36,529           $36.53        34,483          $29.51
Exercised                               (14,114)           $19.45           (16,033)          $16.20       (13,230)         $11.72
Forfeited/Expired                        (5,211)           $36.87            (2,642)          $29.82        (4,718)         $21.96
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year              114,460            $34.23            94,512           $27.96        76,658          $21.49
------------------------------------------------------------------------------------------------------------------------------------
Options exercisable at end of year       33,966            $23.61            32,476           $18.70        29,153          $13.37
====================================================================================================================================


The following table summarizes information about the stock options outstanding at December 31, 2000:


(Shares in thousands)                                               Options Outstanding                    Options Exercisable
------------------------------------------------------------------------------------------------------------------------------------
                                                                           Weighted
                                                                            Average         Weighted                      Weighted
                                                           Number         Remaining          Average        Number         Average
Range of Exercise Prices                              Outstanding  Contractual Life   Exercise Price   Exercisable  Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
$ 6.25-$28.99                                              22,903               5.4           $18.25        20,021          $16.97
$29.00-$34.99                                              20,682               7.2           $29.45        10,880          $29.55
$35.00-$41.99                                              31,277               8.2           $36.01           726          $37.36
$42.00-$61.44                                              39,598               8.8           $44.55         2,339          $48.47
------------------------------------------------------------------------------------------------------------------------------------
$ 6.25-$61.44                                             114,460               7.7           $34.23        33,966          $23.61
------------------------------------------------------------------------------------------------------------------------------------


Note 12  RETIREMENT PLANS

PENSION PLANS

The company sponsors the American Express Retirement Plan (the Plan), a noncontributory defined benefit plan which is a qualified plan under the Employee Retirement Income Security Act of 1974, as amended (ERISA), under which the cost of retirement benefits for eligible employees in the United States is measured by length of service, compensation and other factors and is currently being funded through a trust. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by ERISA. Employees' accrued benefits are based on recordkeeping account balances which are maintained for each individual and are credited with additions equal to a percentage, based on age plus service, of base pay, certain commissions and bonuses, overtime and shift differential, each pay period. Employees' balances are also credited daily with a fixed rate of interest that is updated each January 1 and is based on the average of the daily five-year U.S. Treasury Note yields for the previous October 1 through November 30. Employees have the option to receive annuity payments or a lump sum payout at vested termination or retirement.

In addition, the company sponsors an unfunded non-qualified Supplemental Retirement Plan (the SRP) for certain highly compensated employees to replace the benefit that cannot be provided by the Plan. The SRP generally parallels the Plan but offers different payment options.


                                       35         (2000 Annual Report p. 60)

Most employees outside the United States are covered by local retirement plans, some of which are funded, or receive payments at the time of retirement or termination under applicable labor laws or agreements.

Plan assets consist principally of equities and fixed income securities.

The components of the net pension cost for all defined benefit plans accounted for under SFAS No. 87, "Employers' Accounting for Pensions," are as follows:


(Millions)                                            2000               1999               1998
--------------------------------------------------------------------------------------------------------
Service cost                                          $ 95               $ 89               $ 79
Interest cost                                           98                 88                 80
Expected return on plan assets                        (102)               (93)               (85)
Amortization of:
   Prior service cost                                   (9)                (9)                (9)
   Transition obligation                                 3                  1                  1
   Reversion gain                                       (4)                (4)                (4)
Recognized net actuarial loss                            5                  7                 --
Settlement/Curtailment gain                            (22)               (16)               (13)
------------------------------------------------------------------------------------------------------
Net periodic pension benefit cost                     $ 64               $ 63               $ 49
======================================================================================================

The funded status of the company's pension plans is based on valuations as of September 30. The following tables provide a reconciliation of the changes in the plans' benefit obligation and fair value of assets for all plans accounted for under SFAS No. 87:


RECONCILIATION OF CHANGE IN BENEFIT OBLIGATION

(Millions)                                                               2000               1999
-------------------------------------------------------------------------------------------------------
Benefit obligation, October 1 prior year                               $1,330             $1,322
Service cost                                                               95                 89
Interest cost                                                              98                 88
Benefits paid                                                             (40)               (40)
Actuarial loss (gain)                                                      39                (56)
Settlements/Curtailments                                                  (84)               (53)
Foreign currency exchange rate changes                                    (35)               (20)
-------------------------------------------------------------------------------------------------------
Benefit obligation at September 30,                                    $1,403             $1,330
=======================================================================================================


RECONCILIATION OF CHANGE IN FAIR VALUE OF PLAN ASSETS

(Millions)                                                               2000               1999
-------------------------------------------------------------------------------------------------------
Fair value of plan assets, October 1 prior year                        $1,347             $1,178
Actual return on plan assets                                              244                220
Employer contributions                                                     41                 56
Benefits paid                                                             (40)               (40)
Settlements/Curtailments                                                  (80)               (52)
Foreign currency exchange rate changes                                    (32)               (15)
-------------------------------------------------------------------------------------------------------
Fair value of plan assets at September 30,                             $1,480             $1,347
=======================================================================================================


                                       36         (2000 Annual Report p. 61)

The following table reconciles the plans' funded status to the amounts recognized on the Consolidated Balance Sheets:

FUNDED STATUS

(Millions)                                                               2000               1999
-----------------------------------------------------------------------------------------------------
Funded status at September 30,                                          $  77              $  17
Unrecognized net actuarial gain                                          (237)              (141)
Unrecognized prior service cost                                           (51)               (60)
Unrecognized net transition obligation                                     (3)                (1)
Fourth quarter contributions (net of benefit payments)                      3                  4
-----------------------------------------------------------------------------------------------------
Net amount recognized at December 31,                                   $(211)             $(181)
=====================================================================================================


The following table provides the amounts recognized on the Consolidated Balance
Sheets as of December 31:

(Millions)                                                               2000               1999
-----------------------------------------------------------------------------------------------------
Accrued benefit liability                                               $(314)             $(275)
Prepaid benefit cost                                                       89                 80
Intangible asset                                                           14                 14
-----------------------------------------------------------------------------------------------------
Net amount recognized at December 31,                                   $(211)             $(181)
=====================================================================================================

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $191 million, $171 million and $16 million, respectively, as of December 31, 2000, and $175 million, $156 million and $16 million, respectively, as of December 31, 1999.

The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10 percent of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The weighted average assumptions used in the company's defined benefit plans were:

                                                                         2000               1999
-----------------------------------------------------------------------------------------------------
Discount rates                                                            7.4%               7.3%
Rates of increase in compensation levels                                  4.4%               4.3%
Expected long-term rates of return on assets                              9.5%               9.4%
=====================================================================================================

The company also has a defined contribution retirement plan (a 401(k) savings plan with a profit sharing feature) covering most employees in the United States. The defined contribution plan expense was $137 million, $126 million and $106 million in 2000, 1999 and 1998, respectively.


OTHER POSTRETIREMENT BENEFITS

The company sponsors postretirement benefit plans that provide health care, life insurance and other postretirement benefits to retired U.S. employees. Net periodic postretirement benefit expenses were $26 million, $20 million and $17 million in 2000, 1999 and 1998, respectively. The liabilities recognized on the Consolidated Balance Sheets for the company's defined postretirement benefit plans (other than pension plans) at December 31, 2000 and 1999 were $211 million and $205 million, respectively.


                                       37         (2000 Annual Report p. 62)

Note 13  INCOME TAXES

The provisions for income taxes were as follows:


(Millions)                                            2000             1999         1998
--------------------------------------------------------------------------------------------
Federal                                             $  748           $  645        $ 465
State and local                                         76               76           35
Foreign                                                274              242          284
--------------------------------------------------------------------------------------------
   Total                                            $1,098           $  963         $784
============================================================================================

Accumulated net earnings of certain foreign subsidiaries, which totaled $1.9 billion at December 31, 2000, are intended to be permanently reinvested outside the United States. Accordingly, federal taxes, which would have aggregated $287 million, have not been provided on those earnings.

The current and deferred components of the provision for income taxes were as follows:

(Millions)                                            2000            1999          1998
---------------------------------------------------------------------------------------------
Current                                             $1,209           $ 716          $ 883
Deferred                                              (111)            247            (99)
---------------------------------------------------------------------------------------------
   Total                                            $1,098           $ 963          $ 784
=============================================================================================


The company's net deferred tax assets at December 31 were as follows:

(Millions)                                                            2000          1999
---------------------------------------------------------------------------------------------
Deferred tax assets                                                 $3,500         $3,126
Deferred tax liabilities                                             2,023          1,691
---------------------------------------------------------------------------------------------
Net deferred tax assets                                             $1,477         $1,435
=============================================================================================

Deferred tax assets for 2000 and 1999 primarily reflect reserves not yet deducted for tax purposes of $1.9 billion and $1.7 billion, respectively; deferred Cardmember fees of $254 million and $230 million, respectively; deferred compensation of $370 million and $358 million, respectively; and deferred taxes related to SFAS No. 115 of $71 million and $145 million, respectively. Deferred tax liabilities for 2000 and 1999 are mainly comprised of deferred acquisition costs of $987 million and $919 million, respectively; and depreciation and amortization of $323 million and $200 million, respectively.

The principal reasons that the aggregate income tax provision is different from that computed by using the U.S. statutory rate of 35 percent are as follows:

(Millions)                                            2000            1999           1998
---------------------------------------------------------------------------------------------
Combined tax at U.S. statutory rate                 $1,368          $1,203         $1,024
Changes in taxes resulting from:
   Tax-preferred investments                          (211)           (171)          (157)
   Tax-exempt element of dividend income               (26)            (43)           (38)
   Foreign income taxed at rates other than
     U.S. statutory rate                               (38)            (35)           (44)
   State and local income taxes                         50              49             23
All other                                              (45)            (40)           (24)
---------------------------------------------------------------------------------------------
Income tax provision                                $1,098           $ 963          $ 784
=============================================================================================


                                       38         (2000 Annual Report p. 63)

Net income taxes paid by the company during 2000, 1999 and 1998 were $858 million, $392 million and $977 million, respectively, and include estimated tax payments and cash settlements relating to prior tax years.

The items composing comprehensive income in the Consolidated Statements of Shareholders' Equity are presented net of income tax provision (benefit). The changes in net unrealized securities gains are presented net of tax provision (benefit) of $81 million, $(473) million and $2 million for 2000, 1999 and 1998, respectively. Foreign currency translation adjustments are presented net of tax provision (benefit) of $18 million, $3 million and $(8) million for 2000, 1999 and 1998, respectively.


Note 14  EARNINGS PER COMMON SHARE

Basic earnings per share (EPS) is computed using the average actual shares outstanding during the period. Diluted EPS is basic EPS adjusted for the dilutive effect of stock options, restricted stock awards (RSAs) and other financial instruments that may be converted into common shares. The basic and diluted EPS computations are as follows:

(Millions, except per share amounts)                        2000               1999               1998
---------------------------------------------------------------------------------------------------------
Numerator:
   Net income                                             $2,810             $2,475             $2,141
Denominator:
   Denominator for basic EPS--weighted-average shares      1,327              1,340              1,363
Effect of dilutive securities:
   Stock Options, RSAs and other                              33                 29                 25
---------------------------------------------------------------------------------------------------------
Denominator for diluted EPS                                1,360              1,369              1,388
---------------------------------------------------------------------------------------------------------
Basic EPS                                                 $ 2.12             $ 1.85             $ 1.57
---------------------------------------------------------------------------------------------------------
Diluted EPS                                               $ 2.07             $ 1.81             $ 1.54
=========================================================================================================


Note 15  OPERATING SEGMENTS AND GEOGRAPHIC OPERATIONS

OPERATING SEGMENTS

The company is principally engaged in providing travel related, financial advisory and international banking services throughout the world. Travel Related Services' (TRS) products and services include, among others, Charge Cards, Cardmember lending products, Travelers Cheques, and corporate and consumer travel services. American Express Financial Advisors' (AEFA) services and products include financial planning and advice, investment advisory services and a variety of products, including insurance and annuities, investment certificates and mutual funds. American Express Bank (AEB) products and services include providing financial institution, corporate and private banking, personal financial services and global trading. The company operates on a global basis, although the principal market for financial advisory services is the United States.

The following table presents certain information regarding these operating segments at December 31, 2000, 1999 and 1998 and for each of the years then ended. The TRS segment now includes Travelers Cheque (TC) operations, which had previously been included in the American Express Bank/TC segment. For certain income statement items that are affected by asset securitizations at TRS, data is provided on both a managed basis, which excludes the effect of securitizations, as well as on a GAAP basis. See Note 4 to the Consolidated Financial Statements and the TRS Results of Operations section of the Financial Review for further information regarding the effect of securitizations on the financial statements. In addition, net revenues (managed basis) are presented net of provisions for losses and benefits for annuities, insurance and investment certificate products of AEFA.


                                       39         (2000 Annual Report p. 64)

                                               American
                                      Travel    Express  American Corporate    Adjustments
                                     Related  Financial   Express       and            and
(Millions)                          Services   Advisors      Bank     Other   Eliminations    Consolidated
-------------------------------------------------------------------------------------------------------------------

2000
Net revenues (managed basis)         $17,441    $ 4,219   $   591   $   167       $  (333)        $ 22,085
Revenues (GAAP basis)                 17,120      6,130       591       167          (333)          23,675
Interest and dividends, net              803      2,292       251       165          (221)           3,290
Cardmember lending net finance
   charge revenue:
      Managed basis                    2,383         --        --        --            --            2,383
      GAAP basis                         987         --        --        --            --              987
Interest expense:
      Managed basis                    1,571         22        --       180          (214)           1,559
      GAAP basis                       1,366         22        --       180          (214)           1,354
Pretax income (loss)                   2,713      1,483        33      (321)           --            3,908
Income tax provision (benefit)           784        451         4      (141)           --            1,098
-------------------------------------------------------------------------------------------------------------------
Net income (loss)                      1,929      1,032        29      (180)           --            2,810
-------------------------------------------------------------------------------------------------------------------
Assets                               $71,419    $73,560   $11,413   $16,487      $(18,456)        $154,423
===================================================================================================================

1999
Net revenues (managed basis)         $15,234    $ 3,737   $   621   $   109      $   (218)        $ 19,483
Revenues (GAAP basis)                 15,130      5,636       621       109          (218)          21,278
Interest and dividends, net              643      2,443       291       105          (136)           3,346
Cardmember lending net finance
   charge revenue:
      Managed basis                    1,929         --        --        --            --            1,929
      GAAP basis                       1,333         --        --        --            --            1,333
Interest expense:
      Managed basis                    1,204         32        --       164          (129)           1,271
      GAAP basis                         984         32        --       164          (129)           1,051
Pretax income (loss)                   2,383      1,363        27      (335)           --            3,438
Income tax provision (benefit)           691        428         5      (161)           --              963
-------------------------------------------------------------------------------------------------------------------
Net income (loss)                      1,692        935        22      (174)           --            2,475
-------------------------------------------------------------------------------------------------------------------
Assets                               $63,233    $74,644   $11,354   $14,449      $(15,163)        $148,517
===================================================================================================================

1998
Net revenues (managed basis)         $13,524    $ 3,181   $   620   $   112      $   (225)        $ 17,212
Revenues (GAAP basis)                 13,530      5,095       620       112          (225)          19,132
Interest and dividends, net              581      2,437       290       103          (134)           3,277
Cardmember lending net finance
   charge revenue:
      Managed basis                    1,660         --        --        --            --            1,660
      GAAP basis                       1,354         --        --        --            --            1,354
Interest expense:
      Managed basis                    1,191         21        --       149          (131)           1,230
      GAAP basis                         960         21        --       149          (131)             999
Pretax income (loss)                   2,070      1,192      (135)     (202)           --            2,925
Income tax provision (benefit)           579        374       (51)     (118)           --              784
-------------------------------------------------------------------------------------------------------------------
Net income (loss)                      1,491        818       (84)      (84)           --            2,141
-------------------------------------------------------------------------------------------------------------------
Assets                               $51,164    $64,637   $11,576   $ 3,606      $ (4,050)        $126,933
===================================================================================================================


                                       40         (2000 Annual Report p. 65)

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

                                                                                        Adjustments
                                      United                                                    and
(Millions)                            States     Europe   Asia/Pacific     All Other   Eliminations     Consolidated
-----------------------------------------------------------------------------------------------------------------------

2000
Revenues                             $18,529     $2,731         $1,582        $1,629         $(796)          $23,675
Pretax income                        $ 3,049      $ 411          $ 199         $ 249            --           $ 3,908

1999
Revenues                             $16,362     $2,729         $1,456        $1,466         $(735)          $21,278
Pretax income                        $ 2,756      $ 316          $ 175         $ 191            --           $ 3,438

1998
Revenues                             $14,535     $2,476         $1,332        $1,444         $(655)          $19,132
Pretax income (loss)                 $ 2,520      $ 340         $  (59)        $ 124            --           $ 2,925
=======================================================================================================================

Most services of the company are provided on an integrated worldwide basis. Therefore, it is not practical to separate precisely the U.S. and international services. Accordingly, the data in the above table are, in part, based upon internal allocations, which necessarily involve management's judgment.


Note 16  LEASE COMMITMENTS AND OTHER CONTINGENT LIABILITIES

The company leases certain office facilities and operating equipment under noncancellable and cancellable agreements. Total rental expense amounted to $477 million, $452 million and $388 million in 2000, 1999 and 1998, respectively.
At December 31, 2000, the minimum aggregate rental commitment under all noncancellable leases (net of subleases) was (millions): 2001, $360; 2002, $276; 2003, $205; 2004, $159; 2005, $139; and thereafter, $1,661.

The company is not a party to any pending legal proceedings that, in the opinion of management, would have a material adverse effect on the company's financial position.

                                       41         (2000 Annual Report p. 66)

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

At December 31, 2000, the aggregate amount of net assets of subsidiaries that may be transferred to the parent company was approximately $8.0 billion. Should specific additional needs arise, procedures exist to permit immediate transfer of short-term funds between the company and its subsidiaries, while complying with the various contractual and regulatory constraints on the internal transfer of funds.


Note 18  QUARTERLY FINANCIAL DATA (Unaudited)

(Millions, except per share amounts)               2000                                   1999
-------------------------------------------------------------------------------------------------------------------
Quarters Ended                       12/31     9/30     6/30     3/31         12/31     9/30     6/30      3/31
-------------------------------------------------------------------------------------------------------------------
Net revenues (managed basis)        $5,714   $5,554   $5,558   $5,259        $5,227   $4,920   $4,811    $4,524

Revenues (GAAP basis)                6,067    5,981    5,970    5,657         5,699    5,311    5,298     4,971

Pretax income                          913    1,029    1,046      920           844      907      895       791

Net income                             677      737      740      656           606      648      646       575

Earnings per common share:

   Basic                              0.51     0.56     0.56     0.49          0.45     0.48     0.48      0.43

   Diluted                            0.50     0.54     0.54     0.48          0.44     0.47     0.47      0.42

Cash dividends declared per
   common share                        .08      .08      .08      .08          .075     .075     .075      .075

Common share prices:

   High                              63.00    62.25    57.19    56.50         56.29    50.21    47.54     43.21

   Low                               50.06    50.69    43.94    39.83         43.42    40.63    38.17     31.63
====================================================================================================================


                                       42         (2000 Annual Report p. 67)

REPORT OF ERNST & YOUNG LLP INDEPENDENT AUDITORS


THE SHAREHOLDERS AND BOARD OF DIRECTORS OF AMERICAN EXPRESS COMPANY

We have audited the accompanying consolidated balance sheets of American Express Company as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the management of American Express Company. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Express Company at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP
New York, New York
February 8, 2001


                                       43         (2000 Annual Report p. 69)

CONSOLIDATED FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA


(Millions, except per share amounts and percentages)              2000            1999             1998         1997       1996
-----------------------------------------------------------------------------------------------------------------------------------

OPERATING RESULTS
Net revenues (managed basis)(a)                               $ 22,085        $ 19,483         $ 17,212     $ 15,857   $ 14,473
Percent increase                                                    13%             13%               9%          10%         3%
Revenues (GAAP basis)                                           23,675          21,278           19,132       17,760     16,380
Percent increase                                                    11%             11%               8%           8%         3%
Expenses                                                        19,767          17,840           16,207       15,010     13,716
Net income:
   As reported                                                   2,810           2,475            2,141        1,991      1,901
   Adjusted(b)                                                   2,810           2,475            2,201        1,991      1,739
Return on average shareholders' equity(c)                         25.3%           25.3%            24.0%        23.5%      22.8%
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET
Cash and cash equivalents                                     $  8,487        $  7,471         $  4,092     $  4,179   $  2,677
Accounts receivable and accrued interest, net                   30,543          26,467           22,224       21,774     20,491
Investments                                                     43,747          43,052           41,299       39,648     38,339
Loans, net                                                      26,088          23,582           21,054       20,109     18,518
Total assets                                                   154,423         148,517          126,933      120,003    108,512
Customers' deposits                                             13,870          13,139           10,398        9,444      9,555
Travelers Cheques outstanding                                    6,127           6,213            5,823        5,634      5,838
Insurance and annuity reserves                                  24,098          25,011           25,433       26,165     25,674
Short-term debt                                                 36,030          30,627           22,605       20,570     18,402
Long-term debt                                                   4,711           5,995            7,019        7,873      6,552
Shareholders' equity                                            11,684          10,095            9,698        9,574      8,528
-----------------------------------------------------------------------------------------------------------------------------------

COMMON SHARE STATISTICS
Earnings per share:
   Basic
   Basic adjusted(b)                                          $   2.12        $   1.85         $   1.57     $   1.43   $   1.34
   Diluted                                                    $   2.12        $   1.85         $   1.61     $   1.43   $   1.22
   Diluted adjusted(b)                                        $   2.07        $   1.81         $   1.54     $   1.38   $   1.30
   Percent increase:                                          $   2.07        $   1.81         $   1.59     $   1.38   $   1.19
      Basic
      Basic adjusted(b)                                             15%             18%              10%           7%        26%
      Diluted                                                       15%             15%              13%          17%        15%
      Diluted adjusted(b)                                           14%             18%              12%           6%        26%
Cash dividends declared per share                                   14%             14%              15%          16%        16%
Book value per share:                                         $    .32        $    .30         $    .30     $    .30   $    .30
   Actual
   Pro forma(c)                                               $   8.81        $   7.52         $   7.18     $   6.84   $   6.01
Market price per share:                                       $   8.92        $   7.74         $   6.75     $   6.43   $   5.74
   High
   Low                                                        $  63.00        $  56.29         $  39.54     $  30.50   $  20.13
   Close                                                      $  39.83        $  31.63         $  22.33     $  17.88   $  12.88
Average common shares outstanding for earnings per share:     $  54.94        $  55.42         $  34.17     $  29.75   $  18.83
   Basic                                                         1,327           1,340            1,363        1,393      1,417
   Diluted                                                       1,360           1,369            1,388        1,438      1,465
Shares outstanding at year end                                   1,326           1,341            1,351        1,399      1,419
-----------------------------------------------------------------------------------------------------------------------------------

OTHER STATISTICS
Number of employees at year end:
   United States                                                53,352          52,858           50,266       44,691     43,688
   Outside United States                                        35,498          35,520           34,466       28,929     28,611
   Total                                                        88,850          88,378           84,732       73,620     72,299
-----------------------------------------------------------------------------------------------------------------------------------
Number of shareholders of record                                53,884          56,020           51,597       53,576     55,803
===================================================================================================================================

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

(c) Return on average shareholders' equity is based on adjusted income in 1996 and excludes the effect of SFAS No. 115. In addition, book value per share excludes the effect of SFAS No. 115.


                                       44         (2000 Annual Report p. 70)