Form 10-K405, Exhibit 13
period 2001-12-31
AMERICAN EXPRESS CO
filed 2002-04-01
CIK 4962

                                                        EXHIBIT 13
FINANCIAL REVIEW

CONSOLIDATED RESULTS OF OPERATIONS

During 2001, American Express Company's (the company) financial results reflected generally worsening economic conditions throughout the year, including weakness in billings and investment activity, as well as significantly lower travel and entertainment related spending after the terrorist attacks of September 11th.

The company reported 2001 net income of $1.31 billion, 53 percent lower than the $2.81 billion in 2000, which represented 14 percent growth from 1999. The 2001 results included restructuring charges of $411 million (after-tax) and $65 million (after-tax) of one-time costs and business interruption losses related to the terrorist attacks of September 11th. These costs are discussed in greater detail below. Excluding these items, 2001 net income fell 36 percent to $1.79 billion.

Diluted earnings per share were $0.98, $2.07 and $1.81 in 2001, 2000 and 1999, respectively. After adjusting 2001 for the above-mentioned restructuring and September 11th related items, diluted earnings per share were $1.34. On this basis, 2001 earnings per share declined 35 percent.

2001 results also included losses of $1.01 billion ($669 million after-tax) recorded in the first half of the year related to the write down and sale of some high-yield securities and the reduction of risk within American Express Financial Advisors' (AEFA) investment portfolio. 2000 results reflect approximately $123 million ($88 million after-tax) of such losses.

Consolidated net revenues on a managed basis declined 3 percent in 2001 to $21.4 billion, compared with $22.1 billion in 2000, which represented 13 percent growth from 1999. 2001 net revenues declined due to lower spreads on AEFA's investment portfolio, which reflect the investment losses and portfolio repositioning mentioned above, weaker travel revenues, as well as lower management and distribution fees. These items were partially offset by an increase in cards-in-force, larger loan balances and greater insurance revenues. Consolidated expenses on a managed basis rose 8 percent in 2001 due to the previously mentioned charges, larger provisions for losses and higher operating expenses. These increases were partially offset by lower marketing costs, a decline in human resource expenses, reengineering activities and other expense control initiatives.

In the third and fourth quarters of 2001, the company incurred restructuring charges of $352 million ($232 million after-tax) and $279 million ($179 million after-tax), respectively, resulting in total charges of $631 million ($411 million after-tax) for the full year. The pretax charges include $369 million for severance and $262 million of other charges, including facility consolidations and exit costs. The savings for 2002 resulting from these initiatives is expected to be approximately $605 million, a portion of which will flow through to earnings in the form of improved operating expense margins. The rest is expected to be reinvested back into business areas with high-growth potential. The combined charges, planned employee reductions and estimated cost savings by segment are as follows. See Note 2 to the Consolidated Financial Statements for further information.

                                      RESTRUCTURING CHARGES                               EXPECTED COST SAVINGS
(DOLLARS IN MILLIONS)                PRETAX        AFTER-TAX     EMPLOYEE REDUCTIONS*      2002           2003
---------------------------------------------------------------------------------------------------------------------------
   Travel Related Services           $ 414          $ 267               10,900            $ 495         $  575
   American Express Financial
     Advisors                          107             70                1,300               60             95
   American Express Bank                96             65                  500               30             45
   Corporate and Other                  14              9                  200               20             25
---------------------------------------------------------------------------------------------------------------------------
      Total                          $ 631          $ 411               12,900            $ 605         $  740
---------------------------------------------------------------------------------------------------------------------------

* THE MAJORITY OF EMPLOYEE REDUCTIONS WILL OCCUR IN 2002. THESE ARE IN ADDITION TO APPROXIMATELY 1,600 REDUCTIONS IDENTIFIED THIS YEAR FROM ONGOING REENGINEERING ACTIVITIES.

Overall, the full year results reflected strong progress on reengineering efforts, which, including the effect of the two restructuring charges, resulted in benefits in excess of $1.0 billion distributed among reduced operating expenses and provisions, and to a lesser extent, increased revenues. A portion of these benefits flowed through to results of operations while the rest was reinvested back into high-growth areas of the business.

                                       1             (2001 Annual Report p. 28)

In the third quarter of 2001, the company incurred $98 million ($65 million after-tax) of one-time costs and business interruption losses related to the September 11th terrorist attacks. These losses included provisions for credit exposures to travel industry service establishments and insurance claims, as well as approximately $8 million of waived finance charges and late fees. The company also incurred costs of approximately $58 million since September 11th, which are expected to be covered by insurance and, consequently, did not impact results. These include the cost of duplicate facilities and equipment associated with the relocation of the company's offices in lower Manhattan and certain other business recovery expenses. Costs associated with the damage to the company's offices, extra operating expenses and business interruption losses are still being evaluated. As of January 2002, approximately $30 million of such costs relating to the company's portion of the repair of its headquarters building have been identified. The company expects that a substantial portion of these losses will be covered by insurance.

The company expects a weak economy in 2002. As a result, achieving revenue growth targets will be a challenge as, at a minimum, year-over-year revenue trends will be under pressure in the first half of 2002 as two key drivers, Cardmember spending and equity valuations, will face difficult comparisons. During 2001, the company made some important changes to reduce risk and build a more flexible cost structure. The benefits expected from the restructuring charges and ongoing reengineering efforts position the business so earnings growth and solid returns can be achieved at lower levels of revenue growth.

This financial review is presented on the basis used by management to evaluate operations. It differs in two respects from the accompanying financial statements, which are prepared in accordance with accounting principles generally accepted in the United States(GAAP). First, results are presented as if there had been no asset securitizations at Travel Related Services (TRS). This format is generally termed on a "managed basis." Second, revenues are shown net of AEFA's provisions for annuities, insurance and investment certificates products, which are essentially spread businesses.

CERTAIN CRITICAL ACCOUNTING POLICIES
In December 2001, the Securities and Exchange Commission (SEC) issued a financial reporting release, FR-60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies." In this connection, the following information has been provided about certain critical accounting policies that are important to the Consolidated Financial Statements and that entail, to a significant extent, the use of estimates, assumptions and the application of management's judgment. These policies relate to reserves for Cardmember credit losses, MEMBERSHIP REWARDS costs, the recognition of impairment within the investment portfolio and deferred acquisition costs.

- Provisions for credit losses related to Cardmember loans and receivables is one of the largest operating expenses of the company. Reserves for these credit losses are primarily based upon statistically driven models derived from historical experience, as well as management judgment as to the economic and business environment. In determining the reserves, management evaluates both internal credit metrics, such as migration analysis, write-off rates, recovery rates and net write-off coverage, as well as external economic data, such as unemployment, bankruptcy filings and consumer confidence, among other indicators that may impact the portfolios. To the extent historical credit experience is not indicative of future performance or other assumptions used by management do not prevail, loss experience could differ significantly, resulting in either higher or lower future provision for losses, as applicable.

- The company's MEMBERSHIP REWARDS Loyalty Program allows Cardmembers to earn points that can be redeemed for a broad range of travel rewards, retail merchandise and gourmet gifts. The company makes payments to merchants when Cardmembers redeem their points and establishes reserves in connection with such redemptions. The provision for the cost of MEMBERSHIP REWARDS is based upon points awarded in the current year which are ultimately expected to be redeemed by program members and the current average cost per point of redemption. The cumulative liability for unredeemed points is adjusted over time based on actual experience and current trends with respect to redemptions. To the extent that the assumptions differ from actual redemptions, the company's future MEMBERSHIP REWARD program cost could be higher or lower, as applicable.

- Generally, investment securities are carried at fair value on the balance sheet. Gains and losses are recognized in the results of operations upon disposition of the securities. In addition, losses are also recognized when management determines that a decline in value is not temporary, which requires judgment regarding the amount and timing of recovery. Typically, the company

                                       2             (2001 Annual Report p. 29)
  defines an event of impairment for debt securities as issuer default or bankruptcy. Fair value is generally based on quoted market prices. However, the company's investment portfolio also contains structured investments of various asset quality, including Collateralized Debt Obligations (CDOs) and Structured Loan Trusts (backed by high-yield bonds and bank loans, respectively), which are not readily marketable. As a result, the carrying values of these structured investments are based on cash flow projections which require a significant degree of judgment and as such are subject to change. If actual future cash flows are less than projected, additional losses would be realized.

- AEFA's deferred acquisition costs (DAC) represent costs of acquiring new business, principally sales and other distribution and underwriting costs, that have been deferred on the sale of annuity, insurance, and certain mutual fund and other long-term products. DACs are amortized over the lives of the products, either as a constant percentage of projected earnings or as a constant percentage of the projected liabilities associated with such products. Such projections require the use of certain assumptions, including interest margins, mortality rates, persistency rates, maintenance expense levels and, for variable products, separate account performance. As actual experience differs from the current assumptions, management considers on a quarterly basis the need to change key assumptions underlying the amortization models prospectively. For example, if the stock market trend rose or declined appreciably, it could impact assumptions made about separate account performance and result in an adjustment to income, either positively or negatively. The impact on results of operations of changing prospective assumptions with respect to the amortization of DACs is reflected in the period in which such changes are made.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

The company believes allocating capital to its growing businesses with a return on risk-adjusted equity in excess of their cost of capital will continue to build shareholder value.

The company's philosophy is to retain enough earnings to provide capital such that the company can meet its growth objectives. To the extent capital available has exceeded investment opportunities, the company has returned excess capital to shareholders. The company has in place share repurchase programs to both offset the issuance of new shares as part of employee compensation plans and reduce shares outstanding. Due to the negative impact of the 2001 restructuring and disaster recovery charges and high-yield losses discussed in the Consolidated Results of Operations, no share repurchases occurred during the second half of 2001 and none are anticipated for approximately the first half of 2002.

In 1999 and 2000, the company entered into agreements under which a third party purchased 29 million company common shares at an average purchase price of $50.41 per share. These agreements, which partially offset the company's exposure from its stock option program, are separate from the company's previously authorized share repurchase program. During the term of these agreements, the company will periodically issue shares to or receive shares from the third party so that the value of the shares held by the third party equals the original purchase price for the shares. At maturity in five years, the company is required to deliver to the third party an amount equal to such original purchase price. The company may elect to settle this amount (i) physically, by paying cash against delivery of the shares held by the third party or (ii) on a net cash or net share basis. The company may also prepay outstanding amounts at any time prior to the end of the five-year term. In 2001, the company elected to prepay $350 million of the aggregate outstanding amount, which resulted in 8 million shares being delivered to the company. Net settlements under these agreements resulted in the company issuing 12 million shares in 2001 and receiving 2 million shares in 2000.

In January 2002, the SEC issued a financial reporting release, FR-61, "Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations." In this release, the SEC recommended that registrants enhance their disclosure of matters concerning liquidity and capital resources, including off-balance sheet arrangements, certain trading activities involving non-exchange traded contracts, and transactions with related and certain other parties. The specific matters significant to the company include on-balance sheet funding, off-balance sheet asset securitizations and contingent obligations, such as Cardmember credit lines, letters of credit and guarantees. These areas are discussed either in this section of the financial review or in each operating segment's financial review. The company does not believe it has any significant transactions with related parties.

                                       3             (2001 Annual Report p. 30)

Further, the company's transactions with its executive officers, such as use of American Express Cards and AEFA financial services, are on terms and conditions available to its employees generally.

The following table presents certain contingencies and commitments of the company relating to long-term debt and off-balance sheet financial instruments.

                                                           LESS THAN         ONE THROUGH         FOUR YEARS
(MILLIONS)                                                  ONE YEAR         THREE YEARS       AND THEREAFTER
----------------------------------------------------------------------------------------------------------------
Long-term debt                                              $  1,194            $  5,301             $  1,293
Off-balance sheet financial instruments:
   Noncancellable leases (net of subleases)                 $    354            $    669             $  1,714
   Unused credit available to Cardmembers                   $112,059                  --                   --
   Loan commitments and other lines of credit               $    968            $    160                   --
   Bank standby letters of credit and bank guarantees       $    731            $    114                   --
   Bank commercial and other bank letters of credit         $    252            $      8                   --
----------------------------------------------------------------------------------------------------------------

NOTE: YEARS REFLECT MATURITIES OF DEBT AND LEASE OPERATING EXPENSES AND PERIODS OTHER OBLIGATIONS ARE OUTSTANDING.

The company is committed to extend credit to certain Cardmembers as part of established lending product agreements. Many of these are not expected to be drawn; therefore, total unused credit available to Cardmembers does not represent future cash requirements. The company's Charge Card products have no preset spending limit and are not reflected in unused credit available to Cardmembers.

The company issues commercial and other letters of credit to facilitate the short-term trade-related needs of its banking clients, which typically mature within six months. At December 31, 2001 and 2000, the company held $583 million and $687 million, respectively, of collateral supporting standby letters of credit and guarantees and $159 million and $242 million, respectively, of collateral supporting commercial and other letters of credit.

In addition to the contingencies and commitments listed above, the company has entered into many other contracts in the normal course of business that involve future cash payments, which are either required or contingent upon the occurrence of certain events. Management believes payments under these contracts will not have a material adverse impact on liquidity.

FINANCING ACTIVITIES
The company's most significant borrowing and liquidity needs are associated with TRS' card businesses. TRS pays merchants for point of sale card transactions and bills Cardmembers accordingly. TRS must fund merchant payments during the period Cardmember loans and receivables are outstanding. As of December 31, 2001, Cardmember loans and receivables managed were approximately $62 billion.

AEFA's borrowing needs are less significant as its funds are generated through operations, primarily by the sale of insurance or certificate products. American Express Bank's (AEB) principal funding source is customer deposits. It could experience a tightening of liquidity if customer deposits were withdrawn to the extent that loans, which are generally not readily marketable, would have to be liquidated. Such a tightening, which is not expected to occur, could be funded, among other means, by the sale of investment securities.

The company has procedures to immediately transfer short-term funds within the company to meet liquidity needs. These procedures include Parent Company support of its subsidiaries' funding. Internal transfer mechanisms are subject to and comply with various contractual and regulatory constraints.

The company's major borrowing sources (and amounts outstanding at December 31, 2001) include commercial paper issued by American Express Credit Corporation (Credco), a wholly-owned subsidiary of TRS ($18 billion), bank notes issued and Fed Funds purchased by American Express Centurion Bank (Centurion Bank), a wholly-owned subsidiary of TRS ($10 billion), Cardmember lending securitizations ($13 billion off-balance sheet), and Charge Card receivable securitizations ($3 billion on-balance sheet). In

                                       4             (2001 Annual Report p. 31)
addition, the company maintains committed back-up lines of credit ($10 billion to support Credco commercial paper and $3 billion for other purposes). See each segment's Liquidity and Capital Resources section for discussion of specific activities.

The availability of the credit lines is subject to the company's compliance with certain financial covenants, including the maintenance by the company of consolidated tangible net worth of at least $6.5 billion, the maintenance by Credco of a 1.25 ratio of combined earnings and fixed charges to fixed charges and the compliance by Centurion Bank with applicable regulatory capital adequacy guidelines. At December 31, 2001, consolidated tangible net worth was approximately $11.1 billion, Credco's ratio of combined earnings and fixed charges to fixed charges was 1.29 and Centurion Bank exceeded the FDIC's "well capitalized" regulatory capital adequacy guidelines.

The company's credit ratings are critical to maintaining short-term funding sources and determining related interest costs. Rating agencies review factors such as capital adequacy with a view towards maintaining certain levels of capital, liquidity, business volumes, asset quality and economic market trends, among others, in assessing the company's appropriate ratings. Subsequent to the terrorist attacks of September 11th, the company's A+ and its subsidiaries' credit ratings were affirmed by Standard & Poor's and Fitch, two credit rating agencies. At the same time, however, each agency revised its respective rating outlook on the company and its subsidiaries from stable to negative in light of the ensuing weak climate for business and consumer travel and spending and weaker capital markets. In their statements, the rating agencies indicated that while the company has significant financial resources to address short-term business volume disruptions, if business volumes remained depressed for an extended period, its credit ratings would be under pressure. See Risk Management section below for a discussion of the effect of a two level downgrade.

The Parent Company has short-term funding needs relating to shareholder dividends and other general corporate purposes. These are generally met through an intercompany dividend policy. The Board of Directors has authorized a Parent Company commercial paper program that is supported by a $1.9 billion multi-purpose credit facility that expires in increments through 2006. No borrowings have been made under this credit facility, and there was no Parent Company commercial paper outstanding during 2001 or 2000.

Total Parent Company long-term debt outstanding was $2.1 billion and $1.4 billion at December 31, 2001 and 2000, respectively. During 2001, the Parent Company issued in two traunches an aggregate of $1 billion of 5.5 percent notes due 2006, using the proceeds for general corporate purposes. At December 31, 2001 and 2000, the Parent Company had $3.6 billion and $4.6 billion, respectively, of debt or equity securities available for issuance under shelf registrations filed with the SEC. In addition, TRS, Centurion Bank, Credco, American Express Overseas Credit Corporation Limited, a wholly-owned subsidiary of Credco, and AEB have established programs for the issuance, outside the United States, of debt instruments to be listed on the Luxembourg Stock Exchange. The maximum aggregate principal amount of debt instruments outstanding at any one time under the program will not exceed $6.0 billion. At December 31, 2001 and 2000, $1.3 billion and $1.6 billion of debt, respectively, was outstanding under this program.

RISK MANAGEMENT
The company's objective is to monitor and control risk exposures to earn returns commensurate with the level of risk assumed.

Management establishes and oversees implementation of Board-approved policies covering the company's funding, investments and the use of derivative financial instruments. The company's treasury department, along with various asset and liability committees in the businesses, is responsible for managing financial market risk exposures within the context of Board-approved policies. See Note 10 to the Consolidated Financial Statements for a discussion of the company's use of derivatives.

In the second half of 2001, the company established the Corporate Risk Management Committee (CRMC) to supplement the risk management capabilities resident within its business segments by routinely reviewing key market, credit and other risk concentrations across the company and recommending corrective action where appropriate. The CRMC promotes a rigorous understanding of risks across the company and supports senior management in making risk-return decisions.

Management considers the risk of liquidity and cost of funds from the company's market related activities. Management believes a decline in the company's long-term credit rating by two levels could result in the company having to significantly reduce its commercial paper and other short-term market borrowings and replace them, in part, by taking down existing credit lines. Remaining

                                       5             (2001 Annual Report p. 32)
borrowing requirements would be addressed through other means such as additional securitizations and sale or repurchase of investment securities. This would result in higher interest expense on the company's commercial paper and other debt, as well as higher fees related to unused lines of credit. The company believes a two level downgrade is unlikely due to its capital position and growth prospects.

The following sections include sensitivity analyses of three different types of market risk and estimate the effects of hypothetical sudden and sustained changes in the applicable market conditions on the ensuing year's earnings, based on year-end positions. The market changes, assumed to occur as of year-end, are a 100 basis point increase in market interest rates, a 10 percent strengthening of the U.S. dollar versus all other currencies, and a 10 percent decline in the value of equity securities under management at AEFA. Computations of the prospective effects of hypothetical interest rate, foreign exchange rate and equity market changes are based on numerous assumptions, including relative levels of market interest rates, foreign exchange rates and equity prices, as well as the levels of assets and liabilities. The hypothetical changes and assumptions will be different from what actually occurs in the future. Furthermore, the computations do not incorporate actions that management could take if the hypothetical market changes actually occur. As a result, actual earnings consequences will differ from those quantified below.

TRS' hedging policies are established, maintained and monitored by the company's treasury department. TRS generally manages its exposures along product lines. A variety of interest rate and foreign exchange hedging strategies are employed to manage interest rate and foreign currency risks.

TRS funds its Charge Card receivables and Cardmember loans using various funding sources, such as long- and short-term debt, medium-term notes, commercial paper and asset securitizations. Cardmember receivables are predominantly funded by Credco and its subsidiaries; funding for Cardmember loans is primarily through Centurion Bank. For its Charge Card and fixed rate lending products, interest rate exposure is managed through the issuance of long- and short-term debt and the use of interest rate swaps and, to a lesser extent, caps. During 2001, TRS continued its strategy by augmenting its portfolio of interest rate swaps that convert its domestic funding from floating rate to fixed rate. TRS regularly reviews its strategy and may modify it. For the majority of its Cardmember loans, which are linked to a floating rate base and generally reprice each month, TRS uses floating rate funding.

The detrimental effect on TRS pretax earnings of a hypothetical 100 basis point increase in interest rates would be approximately $48 million ($31 million related to the U.S. dollar) and $80 million ($61 million related to the U.S. dollar), based on 2001 and 2000 year-end positions, respectively. This effect is primarily a function of the extent of variable rate funding of Charge Card and fixed rate lending products, to the degree that interest rate exposure is not managed by derivative financial instruments. With respect to the managed portion of that interest rate exposure, a substantial amount of the $296 million of the company's net after-tax unrealized losses recorded in other comprehensive income on the consolidated balance sheet at December 31, 2001 represents the fair value of the related derivative financial instruments. These losses will be recognized in earnings during the terms of those derivatives contracts at the same time that the company realizes the benefits of lower market rates of interest on its funding of Charge Card and fixed rate lending products. Notwithstanding the unrealized losses, the company expects a year-over-year benefit from lower interest rates in 2002 that is in excess of $400 million.

TRS' foreign exchange risk arising from cross-currency charges and balance sheet exposures is managed primarily by entering into agreements to buy and sell currencies on a spot or forward basis. Additionally, in the latter parts of 2001 and 2000, foreign currency forward sales (with notional amounts of $323 million and $386 million, respectively) and, in the latter part of 2000, foreign currency forward purchases (with notional amounts of $92 million) were contracted to manage a portion of anticipated cash flows from operations in major overseas markets for the subsequent year. In early 2002, the company entered into additional forward contracts covering a substantial portion of the remaining cash flows from operations.

Based on the year-end 2001 and 2000 foreign exchange positions, but excluding the forward contracts managing the anticipated overseas operating results for the subsequent year, the effect on TRS' earnings of a hypothetical 10 percent strengthening of the U.S. dollar would be immaterial. With respect to the forward contracts related to anticipated overseas operating results for the subsequent year, a 10 percent strengthening would create hypothetical pretax gains of $29 million and $27 million related to the 2001 and 2000 year-end positions, respectively. Such gains, if any, would mitigate the negative effect of a stronger U.S. dollar on overseas earnings for the subsequent year.

                                       6             (2001 Annual Report p. 33)

TRS' Argentine card business is a small part of its global card operations. In December 2001 and January 2002, the Argentine government mandated the conversion of dollar denominated assets into pesos and simultaneously devalued the peso. This development has created a foreign exchange translation exposure that previously did not exist with respect to TRS' Argentine operations. The devaluation has been given effect in the financial statements as of December 31, 2001 by recording a loss of $49 million in "foreign currency translation adjustments" in the shareholders' equity section of the consolidated balance sheet. TRS is taking steps to manage this risk to the extent practicable and efficient. The effect of the devaluation on the 2001 results of operations was immaterial.

AEFA's owned investment securities are, for the most part, held by its life insurance and investment certificate subsidiaries, which primarily invest in long-term and intermediate-term fixed income securities to provide their clients with a competitive rate of return on their investments while controlling risk. Investment in fixed income securities is designed to provide AEFA with a targeted margin between the interest rate earned on investments and the interest rate credited to clients' accounts. AEFA does not invest in securities to generate trading profits for its own account.

AEFA's life insurance and investment certificate subsidiaries' investment committees regularly review models projecting various interest rate scenarios and risk/return measures and their effect on the profitability of each subsidiary. The committees' objectives are to structure their investment security portfolios based upon the type and behavior of the products in the liability portfolios to achieve targeted levels of profitability within defined risk parameters and to meet contractual obligations.

Rates credited to customers' accounts are generally reset at shorter intervals than the maturity of underlying investments. Therefore, AEFA's margins may be affected by changes in the general level of interest rates. Part of the committees' strategies include the use of derivatives, such as interest rate caps, swaps and floors, for risk management purposes.

AEFA's fees earned on the management of fixed income securities in variable annuities, variable insurance and mutual funds are generally based on the value of the portfolios.

The negative effect on AEFA's pretax earnings of a 100 basis point increase in interest rates, which assumes repricings and customer behavior based on the application of proprietary models, to the book of business at December 31, 2001 and 2000, would be approximately $35 million and $44 million for 2001 and 2000, respectively.

AEFA's fees earned on the management of equity securities in variable annuities, variable insurance, mutual funds and other managed assets are generally based on the value of the portfolios. AEFA writes and purchases index options to manage the margin related to certain investment certificate and annuity products that pay interest based upon the relative change in a major stock market index between the beginning and end of the product's term. The negative effect on AEFA's pretax earnings of a 10 percent decline in equity markets would be approximately $81 million and $99 million based on assets under management, certificate and annuity business in-force, and index options as of December 31, 2001 and 2000, respectively.

AEB employs a variety of financial instruments in managing its exposure to fluctuations in interest and currency rates. Derivative instruments consist principally of foreign exchange spot and forward contracts, foreign currency options, interest rate swaps, futures, and forward rate agreements. Generally, they are used to manage specific interest rate and foreign exchange exposures related to deposits, long-term debt, equity, loans and securities holdings.

The negative effect of a 100 basis point increase in interest rates on AEB's pretax earnings would be $18 million and $16 million as of December 31, 2001 and 2000, respectively. The effect on earnings of a 10 percent strengthening of the U.S. dollar would be negligible and, with respect to translation exposure of foreign operations, would result in an $11 million and $10 million pretax charge against equity as of December 31, 2001 and 2000, respectively.

AEB utilizes foreign exchange and interest rate products to meet the needs of its customers. Customer positions are usually, but not always, offset. They are evaluated in terms of AEB's overall interest rate or foreign exchange exposure. AEB also takes limited proprietary positions. Potential daily exposure from trading activities is calculated using a Value at Risk methodology. This model employs a parametric technique using a correlation matrix based on historical data. The Value at Risk measure uses a 99 percent confidence interval to estimate potential trading losses over a one-day period. At December 31, 2001 and 2000, the Value at Risk for AEB was less than $1 million.

                                       7             (2001 Annual Report p. 34)

Asset/liability and market risk management at AEB are supervised by the Asset and Liability Committee, which comprises senior business managers of AEB. It meets monthly and monitors: (i) liquidity, (ii) capital exposure, (iii) capital adequacy, (iv) market risk and (v) investment portfolios. The committee evaluates current market conditions and determines AEB's tactics within risk limits approved by AEB's Board of Directors. AEB's treasury and risk management issue policies and control procedures and delegate risk limits throughout AEB's regional trading centers.

TRAVEL RELATED SERVICES

RESULTS OF OPERATIONS
STATEMENTS OF INCOME
(Managed Basis)

YEARS ENDED DECEMBER 31, (MILLIONS)        2001        2000        1999
-----------------------------------------------------------------------
Net revenues:
   Discount revenue                     $ 7,714     $ 7,779     $ 6,741
   Net card fees                          1,691       1,653       1,604
   Lending:
      Finance charge revenue              4,622       3,977       2,884
      Interest expense                    1,484       1,594         955
-----------------------------------------------------------------------
         Net finance charge revenue       3,138       2,383       1,929
   Travel commissions and fees            1,537       1,821       1,802
   Travelers Cheque investment income       394         387         345
   Other revenues                         3,628       3,418       2,813
-----------------------------------------------------------------------
         Total net revenues              18,102      17,441      15,234
-----------------------------------------------------------------------
Expenses:
   Marketing and promotion                1,145       1,348       1,247
   Provision for losses and claims:
      Charge card                         1,231       1,157         995
      Lending                             2,243       1,486       1,186
      Other                                 164         105          85
-----------------------------------------------------------------------
         Total                            3,638       2,748       2,266
   Charge card interest expense           1,476       1,408       1,055
   Human resources                        3,992       4,126       3,931
   Other operating expenses               5,379       5,098       4,352
   Restructuring charges                    414          --          --
   Disaster recovery charge*                 79          --          --
-----------------------------------------------------------------------
         Total expenses                  16,123      14,728      12,851
-----------------------------------------------------------------------
Pretax income                             1,979       2,713       2,383
Income tax provision                        520         784         691
-----------------------------------------------------------------------
Net income                              $ 1,459     $ 1,929     $ 1,692
=======================================================================

* EXCLUDES APPROXIMATELY $8 MILLION OF WAIVED FINANCE CHARGES AND LATE FEES RECOGNIZED IN THE THIRD QUARTER OF 2001.

Travel Related Services reported net income of $1.46 billion in 2001, a 24 percent decrease from $1.93 billion in 2000. Excluding restructuring charges of $414 million ($267 million after-tax) and one-time costs and waived fees directly related to the September 11th terrorist attacks of $87 million ($57 million after-tax), earnings were $1.78 billion, down 8 percent from last year.

In 2001, TRS' net revenues rose 4 percent as increased cards in force, growth in Cardmember loans outstanding and higher fee revenue were partially offset by relatively flat worldwide billed business and lower travel commissions and fees. The 2001 performance reflects overall weakness in the economy, especially within the travel and entertainment sectors. In 2000, TRS' net revenues benefited from growth in worldwide billed business and Cardmember loans outstanding. Billed business rose less than 1 percent

                                       8             (2001 Annual Report p. 35)
in 2001, after a 17 percent increase in 2000. The slower growth in worldwide billings during 2001 was due primarily to significantly lower corporate card spending in the travel and entertainment sector, particularly after the attacks on September 11th. U.S. billed business increased 1 percent reflecting 6 percent growth within the consumer card business on 12 percent higher transaction volume, a 2 percent increase within small business services and an 11 percent decline within Corporate Services. Excluding the impact of foreign exchange translation, total billed business outside the U.S. rose approximately 3 percent on growth in Europe and Asia, offset by declines in Canada and Latin America. U.S. non-travel and entertainment related volume categories (which represented approximately 60 percent of U.S. billed business during 2001) grew 9 percent versus last year. U.S. travel and entertainment volume declined 9 percent. Worldwide airline related volume declined 15 percent on high single digit declines in both the average airline charge and transaction volumes. In 2000, growth in billed business was due to higher average spending per basic Cardmember and growth in cards-in-force. U.S. cards-in-force rose 4 percent and 11 percent in 2001 and 2000, respectively. The smaller increase during 2001 reflected more selective consumer card and small business acquisition activities as the year progressed, in light of weakening economic conditions. International cards-in-force increased 12 percent and 14 percent in 2001 and 2000, respectively, due to growth in proprietary card products, as well as network card growth.

Discount revenue fell 1 percent in 2001 as slight billed business growth was offset by a lower discount rate. The decline in the discount rate from last year reflects the cumulative impact of stronger than average growth in the lower rate retail and other "everyday spend" merchant categories (eg., supermarkets, discounters, etc.), as well as significantly weaker T&E spending during the year. Conversely, discount revenue rose 15 percent in 2000 due to higher worldwide billed business.

Net card fees increased slightly in 2001 and 2000, reflecting growth in cards-in-force. Lending net finance charge revenue rose 32 percent and 23 percent in 2001 and 2000, respectively, from higher worldwide lending balances and, in 2001, wider net interest margins. The wider margins were due to a decrease in the proportion of the portfolio on introductory rates and the benefit of lower funding costs, partially offset by the evolving mix of products toward more lower-rate offerings. In 2000, the higher volume was partly offset by a narrowing of net interest margins in the U.S. portfolio, as a greater portion of the portfolio was on lower introductory rates, and relatively more products were offered with fixed and lower rates.

Travel commissions and fees declined 16 percent in 2001 as a result of a 24 percent contraction in travel sales due to the effects of the September 11th terrorist attacks and the weaker corporate travel environment throughout the year. Travel commissions and fees increased only slightly in 2000, reflecting the impact of the sale of an international leisure travel business. The increases in other revenues in 2001 and 2000 include the effect of higher card related fee income and larger insurance premiums.

Marketing and promotion expense declined 15 percent in 2001 as certain marketing efforts were rationalized in light of the weaker business environment. Marketing and promotion expense increased in 2000 reflecting higher media, card acquisition and merchant-related advertising costs.

The worldwide Charge Card provision increased in both years due to higher volumes and, in 2001, generally weaker economic and business conditions. The worldwide lending provision rose in both 2001 and 2000, reflecting portfolio growth and the natural maturation process for loans added over the past several years. In 2001, the increase was also due to generally weaker economic and business conditions, as unemployment and bankruptcies increased. Charge Card interest expense rose in 2001 and 2000 as a result of higher borrowing rates which, in 2001, were partly offset by lower billed business volumes.

In 2001, human resources expenses decreased as a result of a lower average number of employees, reflecting ongoing reengineering efforts throughout the year, lower levels of incentive compensation, and reduced contract programmer expenses. Conversely, in 2000 human resources expense rose due to a higher average number of employees and merit increases. In 2001, other operating expenses rose due to Cardmember loyalty programs, business growth and lower gains than the prior year, partially offset by reegineering activities and other cost containment efforts. Similarly, in 2000, other operating expenses rose due to increased Cardmember loyalty programs and business growth as well as greater investment spending, partially offset by gains related to the sale of an international leisure travel business and an investment in an internet company.

                                       9             (2001 Annual Report p. 36)

SELECTED STATISTICAL INFORMATION

(BILLIONS, EXCEPT PERCENTAGES AND WHERE INDICATED)
YEARS ENDED DECEMBER 31,                              2001             2000            1999
---------------------------------------------------------------------------------------------
Total cards-in-force (millions):
   United States                                      34.6             33.3             29.9
   Outside the United States                          20.6             18.4             16.1
---------------------------------------------------------------------------------------------
      Total                                           55.2             51.7             46.0
---------------------------------------------------------------------------------------------
Basic cards-in-force (millions):
   United States                                      26.8             26.3             23.4
   Outside the United States                          15.6             13.9             12.3
---------------------------------------------------------------------------------------------
      Total                                           42.4             40.2             35.7
---------------------------------------------------------------------------------------------
Card billed business:
   United States                               $     224.5      $     221.7      $     186.4
   Outside the United States                          73.5             75.0             67.7
---------------------------------------------------------------------------------------------
      Total                                    $     298.0      $     296.7      $     254.1
---------------------------------------------------------------------------------------------
Average discount rate*                                2.67%            2.70%            2.72%
Average basic Cardmember spending (dollars)*   $     7,666      $     8,229      $     7,758
Average fee per card--managed (dollars)*       $        34      $        36      $        39
Non-Amex brand:**
   Cards-in-force (millions)                           0.7              0.6              0.3
   Billed business                             $       3.4      $       3.2      $       0.7
Travel sales                                   $      17.2      $      22.6      $      22.5
   Travel commissions and fees/sales                   8.9%             8.1%             8.0%
Travelers Cheque:
   Sales                                       $      23.5      $      24.6      $      23.3
   Average outstandings                        $       6.4      $       6.4      $       6.2
   Average investments                         $       6.6      $       6.2      $       5.9
   Tax equivalent yield                                9.0%             8.9%             8.8%
Managed Charge Card
   Receivables:***
   Total receivables                           $      26.2      $      29.0      $      27.0
   90 days past due as a % of total                    2.9%             2.3%             2.5%
   Loss reserves (millions)                    $     1,032      $       964      $       857
      % of receivables                                 3.9%             3.3%             3.2%
      % of 90 days past due                            136%             142%             126%
   Net loss ratio                                     0.42%            0.36%            0.41%
Managed U.S. Cardmember
   Lending:***
   Total loans                                 $      32.0      $      28.7      $      23.4
   Past due loans as a % of total:
      30-89 days                                       2.1%             1.9%             1.8%
      90+ days                                         1.2%             0.9%             0.8%
   Loss reserves (millions):
      Beginning balance                        $       820      $       672      $       619
         Provision                                   1,933            1,258              994
         Net charge-offs/other                      (1,676)          (1,110)            (941)
---------------------------------------------------------------------------------------------
      Ending balance                           $     1,077      $       820      $       672
=============================================================================================
      % of loans                                       3.4%             2.9%             2.9%
      % of past due                                    101%             104%             110%
   Average loans                               $      30.7      $      25.8      $      18.9
   Net write-off rate                                  5.6%             4.4%             5.0%
   Net interest yield                                  8.8%             7.6%             8.6%
=============================================================================================

  * COMPUTED FROM PROPRIETARY CARD ACTIVITIES ONLY.
 ** THIS DATA RELATES TO VISA AND EUROCARDS ISSUED IN CONNECTION WITH JOINT
    VENTURE ACTIVITIES.
*** MANAGED CARDMEMBER RECEIVABLES AND LOANS INCLUDE SECURITIZED ASSETS NOT
    REFLECTED ON THE CONSOLIDATED BALANCE SHEETS.

                                       10             (2001 Annual Report p. 37)

EFFECT OF SECURITIZATIONS
TRS securitizes loans, receivables and, to a limited extent, leases, in the normal course of its business. The above statements of income and related discussion present TRS results on a managed basis, as if there had been no loan or receivable securitization transactions. See Note 6 to the Consolidated Financial Statements for further information regarding the company's securitizations.

As discussed in Consolidated Liquidity and Capital Resources, one of TRS' primary sources of funding is securitization of Cardmember loans and receivables. TRS securitizes U.S. Cardmember loans and, in large part, transfers the interests in those assets' cash flows to third party investors. TRS continues to service the accounts and receives a fee for doing so; the fair value and carrying amount of these future servicing fees, net of related costs, are not material. Each new sale of securitized loans results in the removal of the sold assets from the balance sheet, a reduction in a previously established reserve for credit losses and the recognition of the present value of the future net cash flows (i.e., finance charge income less interest paid to investors, credit losses and servicing fees) related to the sold assets. This present value amount represents a retained interest known as an interest-only strip. For the securitized assets whose interests are not sold, the company retains the rights to all their related cash flows. Those assets, therefore, are not taken off the balance sheet and are known as seller's interests. In some instances, the company, through affiliates, invests in subordinated interests issued by the securitization trust; these are recorded as Investments classified as Available-for-Sale.

The gain or loss recorded when loans are securitized is the difference between the proceeds of sale and the book basis of the assets sold. That book basis is determined by allocating the carrying amount of the assets, net of applicable reserve for losses, between the assets sold and the retained interests based on their relative fair values. Fair values are based on market prices at date of transfer for assets sold and on the estimated present value of future cash flows for retained interests.

On a GAAP reporting basis, TRS results included securitization gains of $155 million ($101 million after-tax) in 2001, $142 million ($92 million after-tax) in 2000, and $154 million ($100 million after-tax) in 1999. These gains were offset by expenses related to card acquisition initiatives and, therefore, had no material impact on net income or total expenses in any year. The following tables reconcile the TRS income statement from a managed basis to a GAAP basis. These tables are not complete statements of income, as they include only those income statement items that are affected by securitizations.

YEAR ENDED DECEMBER 31, (MILLIONS)                                 2001
--------------------------------------------------------------------------------------
                                  MANAGED BASIS    SECURITIZATION EFFECT    GAAP BASIS
--------------------------------------------------------------------------------------
Net revenues:
   Net card fees                        $ 1,691                  $   (16)      $ 1,675
   Lending net finance charge revenue     3,138                   (2,226)          912
   Other revenues                         3,628                    1,499         5,127
   Total net revenues                    18,102                     (743)       17,359
Expenses:
   Marketing and promotion                1,145                       92         1,237
   Provision for losses and claims:
      Charge card                         1,231                      (36)        1,195
      Lending                             2,243                     (925)        1,318
   Charge card interest expense           1,476                      (33)        1,443
   Net discount expense                      --                       96            96
   Other operating expenses               5,379                       63         5,442
   Total expenses                        16,123                     (743)       15,380
Pretax income                           $ 1,979                  $    --       $ 1,979
======================================================================================

                                       11             (2001 Annual Report p. 38)

YEAR ENDED DECEMBER 31, (MILLIONS)                                   2000
--------------------------------------------------------------------------------------------------
                                          MANAGED BASIS   SECURITIZATION EFFECT      GAAP BASIS
--------------------------------------------------------------------------------------------------
Net revenues:
   Net card fees                                $ 1,653                $    (2)         $ 1,651
   Lending net finance charge revenue             2,383                 (1,396)             987
   Other revenues                                 3,418                  1,077            4,495
   Total net revenues                            17,441                   (321)          17,120
Expenses:
   Marketing and promotion                        1,348                     86            1,434
   Provision for losses and claims:
      Charge card                                 1,157                   (151)           1,006
      Lending                                     1,486                   (595)             891
   Charge card interest expense                   1,408                   (206)           1,202
   Net discount expense                              --                    489              489
   Other operating expenses                       5,098                     56            5,154
   Total expenses                                14,728                   (321)          14,407
Pretax income                                   $ 2,713                $    --          $ 2,713
==================================================================================================

YEAR ENDED DECEMBER 31, (MILLIONS)                                   1999
-------------------------------------------------------------------------------------------------
                                          MANAGED BASIS   SECURITIZATION EFFECT      GAAP BASIS
-------------------------------------------------------------------------------------------------
Net revenues:
   Net card fees                                $ 1,604                $    (5)         $ 1,599
   Lending net finance charge revenue             1,929                   (596)           1,333
   Other revenues                                 2,813                    497            3,310
   Total net revenues                            15,234                   (104)          15,130
Expenses:
   Marketing and promotion                        1,247                     91            1,338
   Provision for losses and claims:
      Charge card                                   995                   (130)             865
      Lending                                     1,186                   (387)             799
   Charge card interest expense                   1,055                   (220)             835
   Net discount expense                              --                    479              479
   Other operating expenses                       4,352                     63            4,415
      Total expenses                             12,851                   (104)          12,747
Pretax income                                   $ 2,383                $    --          $ 2,383
==================================================================================================

                                       12             (2001 Annual Report p. 39)

LIQUIDITY AND CAPITAL RESOURCES
SELECTED BALANCE SHEET INFORMATION

DECEMBER 31, (BILLIONS, EXCEPT PERCENTAGES)          2001         2000
------------------------------------------------------------------------
Accounts receivable, net                          $  28.5      $  29.6
Travelers Cheque investments                      $   6.8      $   6.5
U.S. Cardmember loans                             $  16.9      $  17.4
Total assets                                      $  69.4      $  71.4
Travelers Cheques outstanding                     $   6.2      $   6.1
Short-term debt                                   $  31.8      $  36.7
Long-term debt                                    $   6.0      $   3.3
Total liabilities                                 $  62.7      $  64.8
Total shareholder's equity                        $   6.7      $   6.6
Return on average equity*                            21.9%        33.0%
Return on average assets*                             2.1%         3.0%
========================================================================

* EXCLUDING THE EFFECT OF SFAS NO. 115 AND SFAS NO. 133. THE COMPANY ADOPTED SFAS NO. 133 ON JANUARY 1, 2001.

The American Express Credit Account Master Trust (the Trust) securitized $4.3 billion and $4.0 billion of loans in 2001 and 2000, respectively, through the public issuance of investor certificates. During 2001, $1.0 billion of investor certificates that were previously issued by the Trust matured, resulting in $3.3 billion of net additional securitizations during the year. There were no certificate maturities in 2000. The securitized assets consist of loans arising in a portfolio of designated consumer American Express credit card, Optima Line of Credit and Sign & Travel/Extended Payment Option revolving credit accounts or features owned by American Express Centurion Bank (Centurion Bank), a wholly-owned subsidiary of TRS, and, in the future, may include other charge or credit accounts or features or products. At December 31, 2001 and 2000, TRS had a total of $14.3 billion and $11.0 billion, respectively, of Trust-related securitized loans which are not on the Consolidated Balance Sheets. In early 2002, the company securitized an additional $920 million of loans.

Under the terms of the Trust pooling and servicing agreement, the occurrence of certain events, or triggers, could result in the Trust being required to pay down the investor certificates before their expected payment dates over an early amortization period. Examples of these events include: the failure or the decline of the securitized assets to generate specified yields over a defined period of time, and the decline of the total of the securitized assets' principal balances below a specified percentage of total investor certificates outstanding after the failure to add additional securitized assets as required by the agreement. The company does not expect an early amortization event to occur. In the event of a pay-down, $13.1 billion of assets ($14.3 billion securitized less $1.2 billion retained subordinated interests) would come back on-balance sheet and an alternate source of funding of a commensurate amount would have to be obtained. Had a total pay-down hypothetically occurred at a single point in time at December 31, 2001, the one-time negative effect on results of operations would have been approximately $600 million pretax, reflecting approximately $445 million of additional reserve for credit losses related to the $14.3 billion of Cardmember loans that would come back on the balance sheet, plus $155 million of final amortization of the interest-only strip.

The American Express Master Trust (the Master Trust) securitizes Charge Card receivables generated under designated American Express Card, Gold Card and Platinum Card consumer accounts through the issuance of trust certificates. In both 2001 and 2000, $600 million of accounts receivable trust certificates that were previously issued by the Master Trust matured from the Charge Card securitization portfolio. In 2001, the Master Trust securitized $750 million of Charge Card receivables which remain on the Consolidated Balance Sheets. In early 2002, the Master Trust securitized an additional $750 million of Charge Card receivables, which also remain on the balance sheet. As a result of the company's adoption of SFAS No. 140 during 2001, as further discussed in Note 1 to the Consolidated Financial Statements, TRS had securitized receivables of $3.0 billion on the Consolidated Balance Sheets at December 31, 2001; whereas at December 31, 2000, TRS' $2.85 billion of comparable securitized receivables were not reflected on the Consolidated Balance Sheets. The Master Trust specifies events, the occurrence of which would result in a pay-down. The company does not expect a pay-down to occur. While virtually no financial statement impact would result from a pay-down, as the assets are already on-balance sheet, an alternate source of funding for $3.0 billion of receivables would have to be obtained.

                                      13             (2001 Annual Report p. 40)

Further, with respect to both the American Express Credit Account Master Trust and the American Express Master Trust, a decline in the actual or implied short-term credit rating of TRS below A-1/P-1 will trigger a requirement that TRS, as servicer, transfer collections on the securitized assets to investors on a daily, rather than a monthly, basis or make alternative arrangements with the rating agencies so as to allow TRS to continue to transfer collections on a monthly basis. Examples of such alternative arrangements include obtaining appropriate guaranties for the performance of the payment and deposit obligations of TRS, as servicer.

TRS also securitizes equipment lease receivables. At December 31, 2001 and 2000, the amount sold and outstanding to third party investors was $675 million and $242 million, respectively. These sales result in a reduction of interest expense and provisions for losses, as well as servicing revenue, all of which are insignificant to the company's results of operations.

In 2000, Credco called $150 million 1.125% Cash Exchangeable Notes due 2003. The notes were exchangeable for an amount in cash which was linked to the price of the common shares of the company. Credco had entered into agreements to fully hedge its obligations. Accordingly, the related hedging agreements were called at the same time.

TRS, primarily through Credco, maintained commercial paper outstanding of approximately $18.0 billion at an average interest rate of 1.9% and approximately $20.4 billion at an average interest rate of 6.4% at December 31, 2001 and 2000, respectively. Unused lines of credit of approximately $10.4 billion, which expire in increments from 2002 through 2006, were available at December 31, 2001 to support a portion of TRS' commercial paper borrowings.

Borrowings under bank lines of credit totaled $1.3 billion and $1.4 billion at December 31, 2001 and 2000, respectively.

In early 2002, Credco issued an aggregate of $1.4 billion of medium-term notes at fixed and floating rates with maturities of one to three years.

AMERICAN EXPRESS FINANCIAL ADVISORS

RESULTS OF OPERATIONS
STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, (MILLIONS)               2001                2000                 1999
-------------------------------------------------------------------------------------------------
Revenues:
   Investment income                           $ 1,162             $ 2,292              $ 2,443
   Management and distribution fees              2,458               2,812                2,270
   Other revenues                                1,171               1,026                  923
-------------------------------------------------------------------------------------------------
      Total revenues                             4,791               6,130                5,636
=================================================================================================
   Provision for losses and benefits:
      Annuities                                    989               1,018                1,071
      Insurance                                    648                 556                  522
      Investment certificates                      329                 337                  306
-------------------------------------------------------------------------------------------------
         Total                                   1,966               1,911                1,899
=================================================================================================
   Net revenues                                  2,825               4,219                3,737
-------------------------------------------------------------------------------------------------
Expenses:
   Human resources                               1,969               2,093                1,744
   Other operating expenses                        762                 643                  630
   Restructuring charges                           107                  --                   --
   Disaster recovery charge                         11                  --                   --
-------------------------------------------------------------------------------------------------
      Total expenses                             2,849               2,736                2,374
=================================================================================================
Pretax (loss) income                               (24)              1,483                1,363
Income tax (benefit) provision                     (76)                451                  428
-------------------------------------------------------------------------------------------------
Net income                                     $    52             $ 1,032              $   935
=================================================================================================

                                       14             (2001 Annual Report p. 41)

American Express Financial Advisors reported a 95 percent decline in net income in 2001. Included in these results are restructuring charges of $107 million ($70 million after-tax) and insurance claims of $11 million ($8 million after-tax) directly related to the September 11th terrorist attacks. The restructuring charge primarily reflects severance for the elimination of approximately 1,300 jobs and costs related to facility consolidation. Excluding these items, net income would have been $130 million, an 87 percent decrease from a year ago. In addition, during the first half of 2001 AEFA incurred $1.01 billion in charges ($669 million after-tax) from the write down and sale of some high-yield securities and from reducing risk within its investment portfolio. Net revenues fell 33 percent in 2001 due to lower spreads on investment portfolio products, reduced management and distribution fees and the high-yield losses noted above. Net revenues and net income in 2000 increased 13 percent and 10 percent, respectively, over 1999 levels. These results reflected higher fees due to growth in average managed assets and product sales, partially offset by the effect of narrower spreads on the investment portfolio. The spreads included a $123 million pretax ($88 million after-tax) charge to write down high-yield securities.

Management and distribution fees declined 13 percent in 2001 due to lower average assets under management and weaker sales, particularly in mutual fund products, reflecting the negative impact of weak equity market conditions throughout the year. Conversely, in comparing 2000 with 1999, management and distribution fees increased 24 percent due to greater management fee revenue from higher average assets under management, positive net sales and net year-over-year benefits from equity fee hedges. Investment income decreased in both 2001 and 2000. Both years benefited from growth in average investments, although this was more than offset by the high-yield losses mentioned earlier and from the decrease in the value of options hedging the outstanding stock market certificates, which are offset in the certificate provisions. Lower average yields, primarily due to the portfolio repositioning, also contributed to the decline in investment income during 2001. Other revenues rose in both years from increased life and property-casualty insurance premiums and charges and from higher financial planning fees. Starting in 2000, franchise fees from Platform 2 advisors (those that operate as independent contractors under the American Express brand) were collected and have been included in other revenues. The provision for losses and benefits for annuities declined due to lower fixed annuities in-force in both years; 2001 also benefited from lower accrual rates, while in 2000, higher accrual rates partially offset the decline. Insurance provisions rose in 2001 and 2000, reflecting higher in-force levels in both years and greater accrual rates in 2000. Investment certificate provisions decreased in 2001 as higher in-force levels were offset by lower accrual rates. In 2000, investment certificate provisions rose due to both higher in-force levels and accrual rates. In both years, investment certificate provisions were decreased by the impact of depreciation in the S&P 500 on the stock market certificate product.

Human resources expenses declined in 2001, reflecting lower field force compensation-related expenses due to the decline in advisors and the impact of lower volumes on advisor compensation, as well as the benefits of reengineering and cost containment initiatives within the home office where the average number of employees was down 7 percent from last year. In 2000, human resources expenses rose due to higher advisor compensation from growth in sales volumes and asset levels and a greater number of advisors and employees; additionally the increase in 2000 reflected costs related to the new advisor platforms. Other operating expenses increased in both years. In 2001, the increase reflects accelerated investing activities for various strategic, reengineering, technology and product development projects and a higher minority interest related to a joint venture with AEB. In 2000, the increase was due to costs related to higher business volumes and the implementation of the new advisor platforms, including greater rent and equipment support costs. In both 2001 and 2000, human resources and other operating expenses included higher amortization of DAC for variable insurance and annuity products.

                                      15             (2001 Annual Report p. 42)

SELECTED STATISTICAL INFORMATION

(MILLIONS, EXCEPT PERCENTAGES AND WHERE INDICATED)
YEARS ENDED DECEMBER 31,                                            2001                2000                 1999
---------------------------------------------------------------------------------------------------------------------
Life insurance in-force (billions)                             $     107.9          $     98.1           $     89.2
Deferred annuities in-force (billions)                         $      41.3          $     45.3           $     47.4
Assets owned, managed or administered (billions):
   Assets managed for institutions                             $      49.7          $     55.0           $     55.5
   Assets owned, managed or administered for individuals:
      Owned assets:
         Separate account assets                                      27.3                32.3                 35.9
         Other owned assets                                           44.2                41.3                 38.7
---------------------------------------------------------------------------------------------------------------------
            Total owned assets                                        71.5                73.6                 74.6
---------------------------------------------------------------------------------------------------------------------
      Managed assets                                                  98.7               112.0                115.1
      Administered assets                                             33.4                34.4                 24.8
---------------------------------------------------------------------------------------------------------------------
               Total                                           $     253.3          $    275.0           $    270.0
=====================================================================================================================
Market appreciation (depreciation) during the period:
   Owned assets:
      Separate account assets                                  $    (5,752)         $   (5,109)          $    8,172
      Other owned assets                                       $       879          $      106           $   (1,126)
   Managed assets                                              $   (18,662)         $  (14,467)          $   23,774
Cash sales:
   Mutual funds                                                $    33,581          $   44,068           $   34,269
   Annuities                                                         5,648               5,886                3,902
   Investment certificates                                           3,788               3,297                3,591
   Life and other insurance products                                   895                 900                  746
   Institutional                                                     5,006               6,601                5,012
   Other                                                             5,276               3,557                3,514
---------------------------------------------------------------------------------------------------------------------
Total cash sales                                               $    54,194          $   64,309          $    51,034
=====================================================================================================================
Number of financial advisors                                        11,535              12,663               11,366
Fees from financial plans and advice services (thousands)      $   107,518          $   97,680           $   88,509
Percentage of total sales from
   financial plans and advice services                                72.5%               68.1%                66.7%
=====================================================================================================================

LIQUIDITY AND CAPITAL RESOURCES
SELECTED BALANCE SHEET INFORMATION

DECEMBER 31, (BILLIONS, EXCEPT PERCENTAGES)                                               2001                 2000
---------------------------------------------------------------------------------------------------------------------
Investments                                                                            $  33.6             $   30.5
Separate account assets                                                                $  27.3             $   32.3
Deferred acquisition costs                                                             $   3.7             $    3.5
Total assets                                                                           $  71.5             $   73.6
Client contract reserves                                                               $  32.8             $   31.4
Separate account liabilities                                                           $  27.3             $   32.3
Total liabilities                                                                      $  66.1             $   69.2
Total shareholder's equity                                                             $   5.4             $    4.4
Return on average equity*                                                                  1.0%                22.6%
=====================================================================================================================

* EXCLUDING THE EFFECT OF SFAS NO. 115 AND SFAS NO. 133. THE COMPANY ADOPTED SFAS NO. 133 ON JANUARY 1, 2001.

AEFA's total assets and liabilities decreased in both 2001 and 2000 due to declines in separate account assets and liabilities as a result of market depreciation, partly offset by positive net sales. Investments are comprised primarily of corporate bonds and mortgage-backed securities, including $1.3 billion and $3.7 billion in below investment grade debt securities, and $4.0 billion and $4.1 billion in mortgage loans at December 31, 2001 and 2000, respectively. Non-performing assets relative to invested assets were

                                      16             (2001 Annual Report p. 43)

0.1% and 0.9% at December 31, 2001 and 2000, respectively. Investments are principally funded by sales of insurance, annuities and certificates and by reinvested income. Maturities of these investments are largely matched with the expected future payments of insurance and annuity obligations.

During 2001 the company placed a majority of its rated CDO securities and related accrued interest, as well as a relatively minor amount of other liquid securities (collectively referred to as transferred assets), having an aggregate book value of $905 million, into a securitization trust. In return, the company received $120 million in cash (excluding transaction expenses) relating to sales to unaffiliated investors and retained interests with allocated book amounts aggregating $785 million. The company has no obligations, contingent or otherwise, to such unaffiliated investors. One of the results of this transaction is that increases and decreases in future cash flows of the individual CDOs are combined into one overall cash flow for purposes of determining the carrying value of the retained interests and related impact on results of operations.

AEFA's client contract reserves are for current and future obligations related to fixed annuities, investment certificates, and life and disability insurance. The obligations for fixed annuities, universal life contracts and investment certificates are based on the underlying contract accumulation values. The obligations for other traditional life insurance products are based on various assumptions, including mortality rates, morbidity rates and policy persistency. To the extent that actual future experience differs with respect to other traditional life insurance products, these reserves would be adjusted through the provision for losses and benefits.

Separate account assets, primarily investments carried at market value, and liabilities represent funds held for the exclusive benefit of variable annuity and variable life insurance contract holders. AEFA earns investment management, administration and other fees from the related accounts.

In light of the investment losses recorded during the first half of 2001, AEFA received a capital contribution of $490 million from the Parent Company during the year.

AMERICAN EXPRESS BANK

RESULTS OF OPERATIONS
STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, (MILLIONS)                                 2001             2000           1999
----------------------------------------------------------------------------------------------------------
Net revenues:
   Interest income                                                $  698           $  735         $  737
   Interest expense                                                  396              484            446
----------------------------------------------------------------------------------------------------------
      Net interest income                                            302              251            291
   Commissions and fees                                              203              214            179
   Foreign exchange income and other revenues                        144              126            151
----------------------------------------------------------------------------------------------------------
         Total net revenues                                          649              591            621
===========================================================================================================
Expenses:
   Human resources                                                   247              257            271
   Other operating expenses                                          255              273            294
   Provision for losses:
      Ongoing                                                         65               28             29
      Restructuring related                                           26               --             --
----------------------------------------------------------------------------------------------------------
         Total provision for losses                                   91               28             29
   Restructuring charge                                               70               --             --
----------------------------------------------------------------------------------------------------------
         Total expenses                                              663              558            594
===========================================================================================================
Pretax (loss) income                                                 (14)              33             27
Income tax (benefit) provision                                        (1)               4              5
----------------------------------------------------------------------------------------------------------
Net (loss) income                                                 $  (13)          $   29         $   22
===========================================================================================================

                                      17             (2001 Annual Report p. 44)

American Express Bank reported a net loss of $13 million in 2001, compared with net income of $29 million in 2000. Excluding restructuring charges of $96 million ($65 million after-tax), 2001 net income would have been $52 million, an 82 percent increase from 2000. Net revenues rose 10 percent in 2001, reflecting strong performance in Personal Finance Services (PFS) and Private Banking, partially offset by lower revenue from Corporate Banking activities as the company continues to shift its business focus away from that sector. In 2000, net revenues declined 5 percent.

Net interest income in 2001 increased from a year ago due to higher consumer loans and the effects of lower funding costs, partially offset by decreases in corporate banking volumes. In 2000, net interest income declined, primarily due to the effects of higher funding costs. In 2001, commissions and fees decreased due to lower results in corporate banking, and lower mutual fund fees within the financial institution business, partially offset by higher loan volumes in PFS. In 2000, commissions and fees increased, reflecting growth in private banking, PFS, and the financial institution business. In 2001, foreign exchange income and other revenue increased due to higher income from a joint venture with AEFA, partially offset by lower corporate banking revenue and other joint venture income. In 2000, foreign exchange income and other revenues declined from the prior year as a result of lower securities gains and joint venture income.

Human resources and other operating expenses declined in both years, reflecting reengineering savings and the benefits of lower employee levels, as AEB continued to rationalize certain country activities. Provision for losses increased substantially in 2001 primarily due to higher PFS loan volumes.

SELECTED STATISTICAL INFORMATION

YEARS ENDED DECEMBER 31, (BILLIONS, EXCEPT PERCENTAGES)               2001         2000       1999
----------------------------------------------------------------------------------------------------
Assets managed*/administered                                       $  11.4      $  10.6     $  8.6
Assets of non-consolidated joint ventures                          $   1.9      $   2.1     $  2.2
====================================================================================================

* INCLUDES ASSETS MANAGED BY AMERICAN EXPRESS FINANCIAL ADVISORS.

LIQUIDITY AND CAPITAL RESOURCES
SELECTED BALANCE SHEET INFORMATION

DECEMBER 31, (BILLIONS, EXCEPT PERCENTAGES AND WHERE INDICATED)      2001            2000
------------------------------------------------------------------------------------------
Total loans                                                       $   5.3         $   5.3
Total non-performing loans (millions)                             $   123         $   137
Other non-performing assets (millions)                            $    22         $    24
Reserve for credit losses (millions)*                             $   148         $   153
Loan loss reserve as a % of total loans                               2.4%            2.6%
Total assets                                                      $  11.9         $  11.4
Deposits                                                          $   8.4         $   8.0
Total liabilities                                                 $  11.1         $  10.7
Total shareholder's equity (millions)                             $   761         $   754
Return on average assets**                                          (0.11)%          0.26%
Return on average common equity**                                    (2.0)%           4.4%
Risk-based capital ratios:
   Tier I                                                            11.1%           10.1%
   Total                                                             12.2%           11.4%
Leverage ratio                                                        5.3%            5.9%
------------------------------------------------------------------------------------------
*Allocation of reserves (millions)
   Loans                                                          $   128         $   137
   Other assets, primarily derivatives                                  4              14
   Other liabilities                                                   16               2
------------------------------------------------------------------------------------------
   Total reserve for credit losses                                $   148         $   153
==========================================================================================

** EXCLUDING THE EFFECT OF SFAS NO. 115 AND SFAS NO. 133. THE COMPANY ADOPTED SFAS NO. 133 ON JANUARY 1, 2001.

                                      18             (2001 Annual Report p. 45)

AEB had approximately $5.3 billion outstanding in worldwide loans at December 31, 2001 and 2000. Current year activities included a $900 million decrease in corporate banking loans, as AEB continued to focus on reducing exposure in this activity while emphasizing consumer and private banking loans, which rose by $800 million ($1.0 billion excluding the effect of asset sales and securitizations in the consumer loan portfolio). In addition, financial institution loans decreased by $100 million. Other banking activities, such as securities, unrealized gains on foreign exchange and derivatives contracts, various contingencies and market placements added approximately $7.3 billion and $7.4 billion to AEB's credit exposures at December 31, 2001 and 2000, respectively. In December 2001 and January 2002, the Argentine government mandated the conversion of dollar denominated assets into pesos and simultaneously devalued the peso. AEB's credit exposures to Argentina at December 31, 2001 were $56 million, which includes loans of $25 million.

CORPORATE AND OTHER

Corporate and Other reported net expenses of $187 million, $180 million and $174 million in 2001, 2000 and 1999, respectively. 2001 results include $14 million pretax ($9 million after-tax) of the restructuring charges noted earlier.

Results for 2001, 2000 and 1999 include a $46 million pretax ($39 million after-tax) preferred stock dividend based on earnings from Lehman Brothers. The dividend was offset by business building initiatives in each year, and costs related to the Y2K issue in 1999.

OTHER REPORTING MATTERS

ACCOUNTING DEVELOPMENTS
In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. The company adopted the new rules as of January 1, 2002. As a result, goodwill is no longer being amortized. The impact on the company's net income in 2001 and 2000 from goodwill amortization was $106 million ($82 million after-tax) and $98 million ($77 million after-tax), respectively. While the company is currently evaluating the provisions of the new rules related to impairment testing, it does not expect that such tests will result in any material effect on the company's results of operations or financial position.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The company is required to adopt SFAS No. 143 as of January 1, 2003. The adoption of this Statement is not expected to have a material impact on the company's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes FASB No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This new Statement also supercedes certain aspects of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," with regard to reporting the effects of a disposal of a segment of a business. The new rule requires operating losses from discontinued operations to be reported in future periods, as incurred. In addition, businesses below the operating segment level may qualify for discontinued operations treatment. The company adopted the provisions of the Statement as of January 1, 2002, which will primarily affect the company if and when qualifying future business dispositions occur.

                                      19             (2001 Annual Report p. 46)

FORWARD-LOOKING STATEMENTS
This Annual Report includes forward-looking statements about the company's financial performance and business prospects. These are subject to certain risks and uncertainties which could cause actual results to differ materially from such statements. These statements are contained in the sections "Letter to Shareholders" and "Financial Review," among others. The words "believe," "expect," "anticipate," "optimistic," "intend," "aim," "will," "should," "could," and similar expressions are intended to identify such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company undertakes no obligation to update or revise any forward-looking statements. In addition to those described elsewhere in this Report, factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to: fluctuation in the equity markets, which can affect the amount and types of investment products sold by AEFA, the market value of its managed assets, and management and distribution fees received based on those assets; potential deterioration in the high-yield sector and other investment areas, which could result in further losses in AEFA's investment portfolio; the ability of AEFA to sell certain high-yield investments at expected values and within anticipated timeframes and to maintain its high-yield portfolio at certain levels in the future; developments relating to AEFA's new platform structure for financial advisors, including the ability to increase advisor productivity, moderate the growth of new advisors and create efficiencies in the infrastructure; AEFA's ability to roll out new and attractive products in a timely manner and effectively manage the economics in selling a growing volume of non-proprietary products; investment performance in AEFA's businesses; the success, timeliness and financial impact, including costs, cost savings and other benefits of reengineering initiatives being implemented or considered by the company, including cost management, structural and strategic measures such as vendor, process, facilities and operations consolidation, outsourcing, relocating certain functions to lower cost overseas locations, moving internal and external functions to the Internet to save costs, the scale-back of corporate lending in certain regions, and planned staff reductions relating to certain of such reengineering actions; the ability to control and manage operating, infrastructure, advertising and promotion and other expenses as business expands or changes, including balancing the need for longer-term investment spending; the impact on the company's businesses and uncertainty created by the September 11th terrorist attacks, and the potential negative effect on the company of any such attacks in the future; the company's ability to recover under its insurance policies for losses resulting from the September 11th terrorist attacks; consumer and business spending on the company's travel related services products, particularly credit and charge cards and growth in card lending balances, which depend in part on the ability to issue new and enhanced card products and increase revenues from such products, attract new Cardholders, capture a greater share of existing Cardholders' spending, sustain premium discount rates, increase merchant coverage, retain Cardmembers after low introductory lending rates have expired, and expand the global network services business; the ability to execute the company's global corporate services strategy including greater penetration of middle market companies, increasing capture of non-T&E spending through greater use of the company's purchasing card and other means, and further globalizing business capabilities; successfully expanding the company's on-line and off-line distribution channels and cross-selling financial, travel, card and other products and services to its customer base, both in the U.S. and abroad; effectively leveraging the company's assets, such as its brand, customers and international presence in the Internet environment; investing in and competing at the leading edge of technology across all businesses; a downturn in the company's businesses and/or negative changes in the company's and its subsidiaries' credit ratings which could result in contingent payments under contracts, decreased liquidity and higher borrowing costs; increasing competition in all of the company's major businesses; fluctuations in interest rates, which impact the company's borrowing costs, return on lending products and spreads in the investment and insurance businesses; credit trends and the rate of bankruptcies, which can affect spending on card products, debt payments by individual and corporate customers and businesses that accept the company's card products and returns on the company's investment portfolios; foreign currency exchange rates; political or economic instability in certain regions or countries, which could affect commercial and other lending activities, among other businesses; legal and regulatory developments, such as in the areas of consumer privacy and data protection; acquisitions; and outcomes in litigation. A further description of these and other risks and uncertainties can be found in the company's most recent 10-K, 10-Q and 8-K reports filed with the SEC.

                                      20             (2001 Annual Report p. 47)

CONSOLIDATED STATEMENTS OF INCOME
AMERICAN EXPRESS COMPANY

YEARS ENDED DECEMBER 31, (MILLIONS, EXCEPT PER SHARE AMOUNTS)       2001                2000                 1999
--------------------------------------------------------------------------------------------------------------------
REVENUES
   Discount revenue                                             $  7,714            $  7,779             $  6,741
   Interest and dividends, net                                     2,137               3,290                3,346
   Management and distribution fees                                2,458               2,812                2,269
   Net card fees                                                   1,675               1,651                1,599
   Travel commissions and fees                                     1,537               1,821                1,802
   Other commissions and fees                                      2,432               2,344                1,824
   Cardmember lending net finance charge revenue                     912                 987                1,333
   Life and other insurance revenues                                 674                 575                  517
   Other                                                           3,043               2,416                1,847
--------------------------------------------------------------------------------------------------------------------
      Total                                                       22,582              23,675               21,278
====================================================================================================================
EXPENSES
   Human resources                                                 6,271               6,633                6,038
   Provisions for losses and benefits:
      Annuities and investment certificates                        1,318               1,355                1,377
      Life insurance, international banking and other                909                 694                  639
      Charge card                                                  1,195               1,006                  865
      Cardmember lending                                           1,318                 891                  799
   Professional services                                           1,651               1,530                1,322
   Occupancy and equipment                                         1,574               1,528                1,328
   Interest                                                        1,501               1,354                1,051
   Marketing and promotion                                         1,301               1,515                1,424
   Communications                                                    528                 514                  518
   Restructuring charges                                             605                  --                   --
   Disaster recovery charge                                           90                  --                   --
   Other                                                           2,725               2,747                2,479
--------------------------------------------------------------------------------------------------------------------
      Total                                                       20,986              19,767               17,840
====================================================================================================================
   Pretax income                                                   1,596               3,908                3,438
   Income tax provision                                              285               1,098                  963
--------------------------------------------------------------------------------------------------------------------
   Net income                                                   $  1,311            $  2,810             $  2,475
====================================================================================================================
EARNINGS PER COMMON SHARE
   Basic                                                        $   0.99            $   2.12             $   1.85
   Diluted                                                      $   0.98            $   2.07             $   1.81
--------------------------------------------------------------------------------------------------------------------
   Average common shares outstanding for earnings per
   common share:
      Basic                                                        1,324               1,327                1,340
      Diluted                                                      1,336               1,360                1,369
====================================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                      21             (2001 Annual Report p. 48)

CONSOLIDATED BALANCE SHEETS
AMERICAN EXPRESS COMPANY

DECEMBER 31, (MILLIONS, EXCEPT SHARE DATA)                                              2001                 2000
--------------------------------------------------------------------------------------------------------------------
ASSETS
   Cash and cash equivalents                                                       $   7,222            $   8,487
   Accounts receivable and accrued interest:
      Cardmember receivables, less credit reserves: 2001, $1,032; 2000, $809          25,212               25,067
      Other receivables, less credit reserves: 2001, $134; 2000, $123                  4,286                5,476
   Investments                                                                        46,488               43,747
   Loans:
      Cardmember lending, less credit reserves: 2001, $831; 2000, $650                20,131               19,855
      International banking, less credit reserves: 2001, $130; 2000, $137              5,155                5,207
      Other, net                                                                       1,154                1,026
   Separate account assets                                                            27,334               32,349
   Deferred acquisition costs                                                          3,737                3,574
   Land, buildings and equipment--at cost, less accumulated depreciation:
      2001, $2,507; 2000, $2,219                                                       2,811                2,506
   Other assets                                                                        7,570                7,129
--------------------------------------------------------------------------------------------------------------------
Total assets                                                                       $ 151,100            $ 154,423
====================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
   Customers' deposits                                                             $  14,557            $  13,870
   Travelers Cheques outstanding                                                       6,190                6,127
   Accounts payable                                                                    6,820                7,495
   Insurance and annuity reserves:
      Fixed annuities                                                                 19,592               19,417
      Life and disability policies                                                     4,944                4,681
   Investment certificate reserves                                                     8,227                7,348
   Short-term debt                                                                    31,569               36,030
   Long-term debt                                                                      7,788                4,711
   Separate account liabilities                                                       27,334               32,349
   Other liabilities                                                                  11,542               10,211
--------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                              138,563              142,239
====================================================================================================================
Guaranteed preferred beneficial interests in the company's
   junior subordinated deferrable interest debentures                                    500                  500

SHAREHOLDERS' EQUITY
   Common shares, $.20 par value, authorized 3.6 billion shares; issued and
      outstanding 1,331 million shares in 2001 and 1,326 million shares in 2000          266                  265
   Capital surplus                                                                     5,527                5,439
   Retained earnings                                                                   6,421                6,198
   Other comprehensive loss, net of tax:
      Net unrealized securities gains (losses)                                           334                 (145)
      Net unrealized derivatives losses                                                 (296)                  --
      Foreign currency translation adjustments                                          (112)                 (73)
      Minimum pension liability                                                         (103)                  --
--------------------------------------------------------------------------------------------------------------------
   Accumulated other comprehensive loss                                                 (177)                (218)
--------------------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                                      12,037               11,684
====================================================================================================================
Total liabilities and shareholders' equity                                         $ 151,100            $ 154,423
====================================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                      22             (2001 Annual Report p. 49)

CONSOLIDATED STATEMENTS OF CASH FLOWS
AMERICAN EXPRESS COMPANY

YEARS ENDED DECEMBER 31, (MILLIONS)                                 2001                2000                 1999
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                      $  1,311            $  2,810             $  2,475
Adjustments to reconcile net income
   to net cash provided by operating activities:
      Provisions for losses and benefits                           3,283               2,697                2,392
      Depreciation, amortization, deferred taxes and other         1,196                 393                   13
      Non-cash portion of restructuring charges                      580                  --                   --
      Non-cash portion of disaster recovery charge                    20                  --                   --
      Changes in operating assets and liabilities, net of
         effects of acquisitions and dispositions:
            Accounts receivable and accrued interest                 455              (1,623)              (1,079)
            Other assets                                            (216)               (426)                (294)
            Accounts payable and other liabilities                (1,456)              2,377                2,371
      (Decrease) increase in Travelers Cheques outstanding           (89)                (82)                 392
      Increase in insurance reserves                                 240                 207                  173
--------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                          5,324               6,353                6,443
====================================================================================================================
CASH FLOWS FROM INVESTING ACTIVITIES
Sale of investments                                               11,049               3,117                3,031
Maturity and redemption of investments                             6,182               5,295                5,279
Purchase of investments                                          (19,912)             (9,121)             (11,287)
Net increase in Cardmember loans/receivables                      (3,147)            (10,661)             (11,787)
Cardmember loans/receivables sold to trust, net                    3,465               3,338                3,586
Proceeds from repayment of loans                                  23,937              24,288               21,002
Issuance of loans                                                (23,345)            (24,587)             (20,762)
Purchase of land, buildings and equipment                           (859)               (919)                (737)
Sale of land, buildings and equipment                                 22                  35                   11
(Acquisitions) dispositions, net of cash acquired/sold              (165)                212                  (82)
--------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                             (2,773)             (9,003)             (11,746)
====================================================================================================================
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in customers' deposits                                  988                 954                2,853
Sale of annuities and investment certificates                      5,506               5,588                5,719
Redemption of annuities and investment certificates               (4,761)             (5,641)              (5,504)
Net (decrease) increase in debt with maturities of three
 months or less                                                   (4,220)              7,117                  305
Issuance of debt                                                  15,083              12,559               18,623
Principal payments on debt                                       (15,318)            (15,362)             (12,049)
Issuance of American Express common shares                            84                 226                  233
Repurchase of American Express common shares                        (626)             (1,377)              (1,120)
Dividends paid                                                      (424)               (421)                (404)
--------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities               (3,688)              3,643                8,656
Effect of exchange rate changes on cash                             (128)                 23                   26
--------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents              (1,265)              1,016                3,379
Cash and cash equivalents at beginning of year                     8,487               7,471                4,092
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                        $  7,222            $  8,487             $  7,471
====================================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                      23             (2001 Annual Report p. 50)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AMERICAN EXPRESS COMPANY

                                                                                                  ACCUMULATED
                                                                                                        OTHER
                                                                        COMMON       CAPITAL    COMPREHENSIVE       RETAINED
THREE YEARS ENDED DECEMBER 31, 2001 (MILLIONS)          TOTAL           SHARES       SURPLUS     INCOME/(LOSS)      EARNINGS
------------------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1998                       $   9,698           $  270      $  4,809           $  471       $  4,148
==============================================================================================================================
   Comprehensive income:
      Net income                                        2,475                                                          2,475
      Change in net unrealized securities gains          (879)                                           (879)
      Foreign currency translation adjustments              6                                               6
                                                        -----
      Total comprehensive income                        1,602
   Repurchase of common shares                         (1,170)              (5)          (98)                         (1,067)
   Other changes, primarily employee plans                369                3           485                            (119)
   Cash dividends declared:
      Common, $.30 per share                             (404)                                                          (404)
------------------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1999                          10,095              268         5,196             (402)         5,033
==============================================================================================================================
   Comprehensive income:
      Net income                                        2,810                                                          2,810
      Change in net unrealized securities gains           151                                             151
      Foreign currency translation adjustments             33                                              33
                                                        -----
      Total comprehensive income                        2,994
   Repurchase of common shares                         (1,327)              (5)         (228)                         (1,094)
   Other changes, primarily employee plans                348                2           471                            (125)
   Cash dividends declared:
      Common, $.32 per share                             (426)                                                          (426)
------------------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 2000                          11,684              265         5,439             (218)         6,198
==============================================================================================================================
   Comprehensive income:
      Net income                                        1,311                                                          1,311
      Change in net unrealized securities gains           479                                             479
      Cumulative effect of adopting SFAS No. 133         (120)                                           (120)
      Change in net unrealized derivatives losses        (605)                                           (605)
      Derivatives losses reclassified to earnings         429                                             429
      Foreign currency translation adjustments            (39)                                            (39)
      Minimum pension liability adjustment               (103)                                           (103)
                                                        -----
      Total comprehensive income                        1,352
   Repurchase of common shares                           (626)              (2)          (53)                           (571)
   Other changes, primarily employee plans                 51                3           141                             (93)
   Cash dividends declared:
      Common, $.32 per share                             (424)                                                          (424)
------------------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 2001                       $  12,037           $  266      $  5,527           $ (177)      $  6,421
==============================================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                      24             (2001 Annual Report p. 51)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying Consolidated Financial Statements include the accounts of American Express Company and its subsidiaries (the company). All significant intercompany transactions are eliminated.

AMOUNTS BASED ON ESTIMATES AND ASSUMPTIONS
Accounting estimates are an integral part of the consolidated financial statements. In part they are based upon assumptions concerning future events. Among the more significant are those which relate to reserves for Cardmember credit losses, MEMBERSHIP REWARDS, the recognition of other than temporary impairment within the investment portfolio (see Note 4) and the amortization of deferred acquisition costs. These reflect the best judgment of management and actual results could differ.

REVENUES
Cardmember lending net finance charge revenue is presented net of interest expense of $953 million, $1,039 million and $674 million for the years ended December 31, 2001, 2000 and 1999, respectively. Interest and dividends is presented net of interest expense related primarily to the company's international banking activities of $434 million, $559 million and $453 million for the years ended December 31, 2001, 2000 and 1999, respectively.

RESERVES FOR CREDIT LOSSES
Reserves for credit losses related to Cardmember loans and receivables are primarily based upon statistically driven models derived from historical experience, as well as management judgment as to the business and economic environment. In determining the reserves, management evaluates both internal credit metrics, such as migration analysis, write-off rates, recovery rates and net write-off coverage, as well as external economic data, such as unemployment, bankruptcy filings and consumer confidence, among other indicators that may impact the portfolios.

MEMBERSHIP REWARDS
The company's MEMBERSHIP REWARDS Loyalty Program allows Cardmembers to earn points that can be redeemed for a broad range of travel rewards, retail merchandise and gourmet gifts. The company makes payments to merchants when Cardmembers redeem their points and establishes reserves in connection with such redemptions. The provision for the cost of MEMBERSHIP REWARDS is based upon points awarded in the current year which are ultimately expected to be redeemed by program members and the current average cost per point of redemption. The cumulative liability for unredeemed points is adjusted over time based on actual experience and current trends with respect to redemptions.

DEFERRED ACQUISITION COSTS
American Express Financial Advisors' (AEFA) deferred acquisition costs (DAC) represent costs of acquiring new business, principally sales and other distribution and underwriting costs, that have been deferred on the sale of annuity, insurance, and certain mutual fund and other long-term products. DACs are amortized over the lives of the products, either as a constant percentage of projected earnings or as a constant percentage of the projected liabilities associated with such products. Such projections require the use of certain assumptions, including interest margins, mortality rates, persistency rates, maintenance expense levels and, for variable products, separate account performance. As actual experience differs from the current assumptions, management considers on a quarterly basis the need to change key assumptions underlying the amortization models prospectively. For example, if the stock market trend rose or declined appreciably, it could impact assumptions made about separate account performance and result in an adjustment to income, either positively or negatively. The impact on results of operations of changing prospective assumptions with respect to the amortization of DACs is reflected in the period in which such changes are made.

                                      25             (2001 Annual Report p. 52)

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

CASH AND CASH EQUIVALENTS
At December 31, 2001 and 2000, cash and cash equivalents included $1.0 billion and $1.2 billion, respectively, segregated in special bank accounts for the benefit of customers. The company has defined cash equivalents to include time deposits with original maturities of 90 days or less.

RECENTLY ADOPTED ACCOUNTING STANDARDS
Effective January 1, 2001, the company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Changes in the fair value of a derivative are recorded in earnings or directly to equity, depending on the instrument's designated use. The adoption of SFAS No. 133 resulted in a cumulative after-tax reduction to other comprehensive income of $120 million. See Note 10 for further discussion of the company's derivatives and hedging activities.

Effective April 1, 2001, the company adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which clarified accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities, as well as the recognition and reclassification of collateral. SFAS No. 140 did not materially impact the company's securitized U.S. Cardmember loans and equipment lease receivables. The company's Charge Card receivables securitization structure did not meet certain sale criteria of SFAS 140. As a result, approximately $3.1 billion of Charge Card receivables (which had also been securitized as of December 31, 2000) and a related amount of long-term debt were reinstated to the balance sheet. While the Charge Card receivables and associated long-term debt reappeared on the Consolidated Financial Statements, these securitized assets are not available to creditors of the company and are not the assets of the company, and the company has no liability for securities issued by securitization trusts. The impact of this adoption on results of operations was immaterial. In addition, there was no impact on capital requirements. See Note 6 for further discussion of the company's securitized loans and receivables.

In July 2000, the Financial Accounting Standards Board's Emerging Issues Task Force (EITF) issued a consensus on Issue 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" (Issue 99-20), which prescribed new procedures for recording interest income and measuring impairment on retained and purchased beneficial interests. The rule, which the company adopted on January 1, 2001, primarily affected certain AEFA structured investments. See Note 4 for further discussion of the company's investments.

NOTE 2 - RESTRUCTURING CHARGES

In the third and fourth quarters of 2001, as a result of accelerating certain reengineering initiatives, the company incurred restructuring charges of $352 million ($232 million after-tax) and $279 million ($179 million after-tax), respectively, resulting in total charges of $631 million ($411 million after-tax) for the full year. The fourth quarter pretax charge includes $185 million for severance relating to the elimination of approximately 6,800 jobs, and $94 million of other charges primarily relating to the consolidation of real estate facilities. The third quarter pretax charge includes $184 million for severance relating to the elimination of approximately 6,100 jobs. It also includes $26 million recorded in "Provisions for losses and benefits--Life insurance, international banking and other" on the Consolidated Statements of Income, and relates to plans to further scale back American Express

                                      26             (2001 Annual Report p. 53)

Bank's (AEB) corporate lending activities in parts of Asia, Latin America and Europe as well as $142 million of other charges, including asset impairment charges and other exit costs relating to the exit of certain locations and $24 million of currency translation losses previously recorded in shareholders' equity. As of December 31, 2001, other liabilities include $460 million for the expected future cash outlays related to these charges. The pretax charge and employee reductions by operating segment are as follows:

                                                              RESTRUCTURING CHARGES                       EMPLOYEE
(DOLLARS IN MILLIONS)                                     PRETAX               AFTER-TAX              REDUCTIONS(a)
------------------------------------------------------------------------------------------------------------------------------------
Travel Related Services                                   $  414                  $  267                    10,900
American Express Financial Advisors                          107                      70                     1,300
American Express Bank                                         96                      65                       500
Corporate and Other                                           14                       9                       200
------------------------------------------------------------------------------------------------------------------------------------
   Total                                                  $  631                  $  411                    12,900
====================================================================================================================================

(a) 3,300 EMPLOYEES WERE TERMINATED AS OF DECEMBER 31, 2001.


The following table summarizes by category the company's 2001 restructuring charges, cash payments, balance sheet charge-offs and the resulting liability balance as of December 31, 2001:

(MILLIONS)                                             SEVERANCE                   OTHER                    TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Restructuring charges                                     $  369                   $ 262                   $   631
Cash paid                                                     37                      14                        51
Balance sheet charge-offs                                     --                     120                       120
------------------------------------------------------------------------------------------------------------------------------------
Liability balance at December 31, 2001                    $  332                  $  128                   $   460
====================================================================================================================================

NOTE 3 - DISASTER RECOVERY CHARGE

As a result of the terrorist attacks on September 11, 2001, the company incurred a $90 million ($59 million after-tax) disaster recovery charge. This charge mainly includes provisions for credit exposures to travel industry service establishments and insurance claims. $79 million of the pretax charge was incurred by Travel Related Services (TRS), while $11 million was incurred by AEFA. In addition to the pretax charge, the company waived approximately $8 million of finance charges and late fees.

The company also incurred costs of approximately $58 million since September 11th, which are expected to be covered by insurance and, consequently, did not impact results. These include the cost of duplicate facilities and equipment associated with the relocation of the company's offices in lower Manhattan and certain other business recovery expenses. Costs associated with the damage to the company's offices, extra operating expenses and business interruption losses are still being evaluated. As of January 2002, approximately $30 million of such costs relating to the company's portion of the repair of its headquarters building have been identified. The company expects that a substantial portion of these losses will be covered by insurance.

NOTE 4 - INVESTMENTS

The following is a summary of investments at December 31. Pursuant to the adoption of SFAS No. 133, the company elected to reclassify its Held-to-Maturity investments to Available-for-Sale as of January 1, 2001.

(MILLIONS)                                                                          2001                     2000
------------------------------------------------------------------------------------------------------------------------------
Available-for-Sale, at fair value                                              $  42,225                $  31,052
Held-to-Maturity, at amortized cost                                                   --                    8,404
Investment mortgage loans (fair value: 2001, $4,195; 2000, $4,178)                 4,024                    4,097
Trading                                                                              239                      194
------------------------------------------------------------------------------------------------------------------------------
   Total                                                                       $  46,488                $  43,747
==============================================================================================================================

                                      27             (2001 Annual Report p. 54)

Investments classified as Available-for-Sale and Held-to-Maturity at December 31 are distributed by type and maturity as presented below:

                                                             AVAILABLE-FOR-SALE

---------------------------------------------------------------------------------  -------------------------------------------
                                                        2001                                             2000
---------------------------------------------------------------------------------  -------------------------------------------
                                                  GROSS          GROSS                             GROSS      GROSS
                                             UNREALIZED     UNREALIZED      FAIR              UNREALIZED UNREALIZED      FAIR
(MILLIONS)                           COST         GAINS       (LOSSES)     VALUE         COST      GAINS   (LOSSES)     VALUE
---------------------------------------------------------------------------------  -------------------------------------------
Corporate debt securities        $ 16,644        $  393       $  (276) $  16,761     $  12,714    $  124   $  (908) $  11,930
Mortgage-backed securities         14,043           188           (55)    14,176         9,259       126       (25)     9,360
State and municipal obligations     6,715           276           (21)     6,970         5,886       267       (15)     6,138
Foreign government bonds
   and obligations                  1,078            41            (7)     1,112           993        13        (4)     1,002
U.S. Government and
   agencies obligations                70             3            --         73            48         3        --         51
Equity securities                     495            51           (11)       535           510       197       (27)       680
Other                               2,605             6           (13)     2,598         1,891        --        --      1,891
--------------------------------------------------------------------------------  ---------------------------------------------
   Total                        $  41,650        $  958       $  (383) $  42,225     $  31,301    $  730   $  (979) $  31,052
================================================================================  =============================================

                                                                HELD-TO-MATURITY

-----------------------------------------------------------------------------------------------------------------------
                                                                                   2000
-----------------------------------------------------------------------------------------------------------------------
                                                                           GROSS            GROSS
                                                                      UNREALIZED       UNREALIZED            FAIR
(MILLIONS)                                                  COST           GAINS          (LOSSES)          VALUE
-----------------------------------------------------------------------------------------------------------------------
Corporate debt securities                               $  5,304          $  138          $  (130)       $  5,312
Mortgage-backed securities                                 1,785              12               --           1,797
State and municipal obligations                              986              47               --           1,033
Foreign government bonds
   and obligations                                            83              10               --              93
U.S. Government and
   agencies obligations                                       50               4               --              54
Other                                                        196               2               (1)            197
-----------------------------------------------------------------------------------------------------------------------
   Total                                                $  8,404          $  213          $  (131)       $  8,486
=======================================================================================================================

                                                              AVAILABLE-FOR-SALE

------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2001 (MILLIONS)                                                  COST                     FAIR VALUE
------------------------------------------------------------------------------------------------------------------------------
Due within 1 year                                                         $  3,630                      $   3,663
Due after 1 year through 5 years                                             7,384                          7,605
Due after 5 years through 10 years                                           8,032                          8,142
Due after 10 years                                                           8,066                          8,104
------------------------------------------------------------------------------------------------------------------------------
                                                                            27,112                         27,514
Mortgage-backed securities                                                  14,043                         14,176
Equity securities                                                              495                            535
------------------------------------------------------------------------------------------------------------------------------
   Total                                                                  $ 41,650                      $  42,225
==============================================================================================================================

Generally, investment securities are carried at fair value on the balance sheet. Gains and losses are recognized in the results of operations upon disposition of the securities. In addition, losses are also recognized when management determines that a decline in value is not temporary, which requires judgment regarding the amount and timing of recovery. Typically, the company defines an event of impairment for debt securities as issuer default or bankruptcy. Fair value is generally based on quoted market prices. However, the company's investment portfolio also contains structured investments of various asset quality, including Collateralized Debt Obligations (CDOs) and Structured Loan Trusts (backed by high-yield bonds and bank loans, respectively) which are not

                                      28             (2001 Annual Report p. 55)
readily marketable. As a result, the carrying values of these structured investments are based on cash flow projections which require a significant degree of judgment and as such are subject to change.

Mortgage-backed securities primarily include GNMA, FNMA and FHLMC securities at December 31, 2001 and 2000.

The table below includes purchases, sales and maturities of investments classified as Available-for-Sale and Held-to-Maturity for the years ended December 31:

                                                                                    2001                         2000
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   AVAILABLE-            AVAILABLE-      HELD-TO-
(MILLIONS)                                                                         FOR-SALE              FOR-SALE        MATURITY
------------------------------------------------------------------------------------------------------------------------------------
Purchases                                                                           $ 19,427             $  8,465        $  110
Sales                                                                               $ 11,058             $  2,998        $   61
Maturities                                                                          $  5,603             $  3,647        $  848
====================================================================================================================================

Investments classified as Held-to-Maturity were sold during 2000 due to credit deterioration. Gross realized gains and losses on sales were negligible.

Gross realized gains and (losses) on sales of securities classified as Available-for-Sale, using the specific identification method, were $322 million and ($1,035 million), including the effect of the sale of high-yield securities discussed below, $170 million and ($47 million) and $64 million and ($23 million) for the years ended December 31, 2001, 2000 and 1999, respectively.

The increase in net unrealized gains on Trading securities, which is included in income, was $16 million, $16 million and $30 million for the years ended December 31, 2001, 2000 and 1999, respectively.

During the first half of 2001, the company recognized pretax losses of $1.01 billion ($182 million and $826 million in the first and second quarters, respectively) from the write down and sale of certain high-yield securities. These losses are included in interest and dividends on the Consolidated Statements of Income. The second quarter pretax charge of $826 million is comprised of: $403 million to recognize the impact of higher default rate assumptions on certain structured investments; $344 million to write down lower-rated securities (most of which were sold in the third quarter of 2001) in connection with the company's decision to lower its risk profile by reducing the level of its high-yield portfolio, allocating holdings toward stronger credits, and reducing the concentration of exposure to individual companies and industry sectors; and $79 million to write down certain other investments to recognize losses incurred during the second quarter.

Subsequently, during 2001 the company placed a majority of its rated Collateralized Debt Obligation (CDO) (obligations of various credit ratings that are backed by high-yield bonds) securities and related accrued interest, as well as a relatively minor amount of other liquid securities (collectively referred to as transferred assets), having an aggregate book value of $905 million, into a securitization trust. In return, the company received $120 million in cash (excluding transaction expenses) relating to sales to unaffiliated investors and retained interests with allocated book amounts aggregating $785 million. The book amount is determined by allocating the previous carrying value of the transferred assets between assets sold and the retained interests based on their relative fair values. Fair values are based on the estimated present value of future cash flows. The retained interests are accounted for in accordance with EITF Issue 99-20.

In connection with the spin-off of Lehman Brothers Holdings Inc. (Lehman) in 1994, the company acquired 928 shares and Nippon Life Insurance company (Nippon
Life) acquired 72 shares of Lehman's redeemable voting preferred stock for a nominal dollar amount. This security entitles its holders to receive an aggregate annual dividend of 50 percent of Lehman's net income in excess of $400 million for each of eight years ending in May 2002, with a maximum dividend of $50 million in any one year. In each of the three years ended December 31, 2001, the company received a pretax dividend of $46 million on these shares.

                                      29             (2001 Annual Report p. 56)

The change in net unrealized securities gains (losses) recognized in other comprehensive loss includes two components: (1) unrealized gains (losses) that arose from changes in market value of securities that were held during the period (holding gains (losses)), and (2) gains (losses) that were previously unrealized, but have been recognized in current period net income due to sales of Available-for-Sale securities (reclassification for realized gains). This reclassification has no effect on total comprehensive loss or shareholders' equity.

The following table presents these components of other comprehensive loss net of tax:

(MILLIONS, NET OF TAX)                                      2001                    2000                     1999
-----------------------------------------------------------------------------------------------------------------------
Holding gains (losses)                                    $   16                  $  231                  $  (852)
Reclassification for realized losses (gains)                 463                     (80)                     (27)
-----------------------------------------------------------------------------------------------------------------------
   Increase (decrease) in net unrealized securities gains
      recognized in other comprehensive loss              $  479                  $  151                  $  (879)
=======================================================================================================================

NOTE 5 - LOANS

Loans at December 31 consisted of:

(MILLIONS)                                                                          2001                     2000
-----------------------------------------------------------------------------------------------------------------------
Cardmember and consumer loans                                                  $  23,887                $  22,486
Commercial loans:
   Commercial and industrial                                                       1,286                    1,879
   Loans to banks and other institutions                                           1,306                    1,591
   Mortgage and real estate                                                          140                      159
Other, principally policyholders' loans                                              814                      769
-----------------------------------------------------------------------------------------------------------------------
                                                                                  27,433                   26,884
Less: Reserves for credit losses                                                     993                      796
-----------------------------------------------------------------------------------------------------------------------
   Total                                                                       $  26,440                $  26,088
=======================================================================================================================

NOTE: AMERICAN EXPRESS FINANCIAL ADVISORS (AEFA) MORTGAGE LOANS OF $4.0 BILLION AND $4.1 BILLION IN 2001 AND 2000, RESPECTIVELY, ARE INCLUDED IN INVESTMENT MORTGAGE LOANS AND ARE PRESENTED IN NOTE 4.


The following table presents changes in Reserves for Credit Losses related to loans:

(MILLIONS)                                                                          2001                     2000
-----------------------------------------------------------------------------------------------------------------------
Balance, January 1                                                               $   796                 $    753
Provision for credit losses                                                        1,415                      924
Write-offs                                                                        (1,296)                  (1,031)
Recoveries of amounts previously written-off                                          78                      150
-----------------------------------------------------------------------------------------------------------------------
Balance, December 31                                                             $   993                 $    796
=======================================================================================================================

                                      30             (2001 Annual Report p. 57)

NOTE 6 - SECURITIZED LOANS AND RECEIVABLES

The company, through TRS, securitizes U.S. Cardmember loans and, in large part, subsequently transfers the interests in those assets' cash flows to third party investors. The company continues to service the accounts and receives a fee for doing so; the fair value and carrying amount of these future servicing fees, net of related costs, are not material. Each new sale of securitized loans results in the removal of the sold assets from the balance sheet, a reduction in a previously established reserve for credit losses and the recognition of the present value of the future net cash flows (i.e., finance charge income less interest paid to investors, credit losses and servicing fees) related to the sold assets. This present value amount represents a retained interest known as an interest-only strip. For the securitized assets whose interests are not sold, the company retains the rights to all their related cash flows. Those assets, therefore, are not taken off the balance sheet and are known as seller's interests. In some instances, the company, through affiliates, invests in subordinated interests issued by the securitization trust; these are recorded as Investments classified as Available-for-Sale.

The gain or loss recorded when loans are securitized is the difference between the proceeds of sale and the book basis of the assets sold. That book basis is determined by allocating the carrying amount of the assets, net of applicable reserve for losses, between the assets sold and the retained interests based on their relative fair values. Fair values are based on market prices at date of transfer for assets sold and on the estimated present value of future cash flows for retained interests.

During 2001, 2000 and 1999, the company sold $4.3 billion, $4.0 billion and $4.0 billion, respectively, of U.S. Cardmember loans, or $3.9 billion, $3.6 billion and $3.7 billion net of investments in subordinated interests. During 2001, $1.0 billion of investor certificates that were previously issued by the securitization trust matured, resulting in $3.3 billion of net additional securitizations during the year. There were no certificate maturities in 2000. The pretax gains on these securitizations were $155 million, $142 million and $154 million, respectively. Cash flows from interest-only strips as well as servicing revenue, which is 2 percent of principal, are recorded in other revenues. As of December 31, 2001, $13.1 billion of U.S. Cardmember loans had been sold, net of investments in subordinated interests of $1.2 billion.

The value of retained interests is primarily subject to changes in credit risk, average loan life and interest rates on the transferred financial assets. Key economic assumptions used in measuring the retained interests resulting from securitizations during 2001 and 2000 were as follows (rates are per annum):

                                                                       2001                           2000
------------------------------------------------------------------------------------------------------------------------------------
Average loan life (months)                                             6-8                            8-12
------------------------------------------------------------------------------------------------------------------------------------
Expected credit losses                                             4.54%-6.01%                    4.46%-5.12%
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from retained interests discounted at                    3.0%-12.0%                     6.0%-12.0%
------------------------------------------------------------------------------------------------------------------------------------
Returns to investors
      Variable
                                                            Contractual Spread Over           Contractual Spread Over
                                                         Libor Ranging From .09% to 1.05%   Libor Ranging From .09% to .9%
      Fixed                                                           5.5%-7.4%                     5.6%-7.4%
====================================================================================================================================

The following table presents quantitative information about delinquencies, net credit losses and components of securitized U.S. Cardmember loans at December 31:

                                            TOTAL PRINCIPAL      PRINCIPAL AMOUNT OF LOANS       NET CREDIT LOSSES
(BILLIONS)                                  AMOUNT OF LOANS      30 DAYS OR MORE PAST DUE         DURING THE YEAR
-----------------------------------------------------------------------------------------------------------------------
                                           2001        2000            2001       2000           2001        2000
-----------------------------------------------------------------------------------------------------------------------
Cardmember loans managed                $  30.2     $  28.3          $  1.1     $  0.8         $  1.7      $  1.1
-----------------------------------------------------------------------------------------------------------------------
Less: Securitized loans sold               14.3        11.0
-----------------------------------------------------------------------------------------------------------------------
Cardmember loans on balance sheet       $  15.9     $  17.3
=======================================================================================================================

                                      31             (2001 Annual Report p. 58)

At December 31, 2001 and 2000, interest-only strips were $155 million and $272 million, respectively.

The key economic assumptions and the sensitivity of the current year's fair value to immediate 10 percent and 20 percent adverse changes in assumed economics are as follows:


                                                                                 CASH FLOWS FROM
                                       AVERAGE LOAN LIFE    EXPECTED CREDIT   RETAINED INTERESTS
(MILLIONS, EXCEPT RATES PER ANNUM)               (MONTHS)            LOSSES        DISCOUNTED AT     INTEREST RATES
-----------------------------------------------------------------------------------------------------------------------
Assumption                                            6.6             5.43%                 12%             2.98%
-----------------------------------------------------------------------------------------------------------------------
Impact on fair value of 10% adverse change        $  16.3           $  14.3              $  1.8            $  1.9
-----------------------------------------------------------------------------------------------------------------------
Impact on fair value of 20% adverse change        $  29.8           $  37.6              $  3.6            $  3.7
=======================================================================================================================

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

The table below summarizes cash flows received from securitization trusts in:

(MILLIONS)                                                                          2001                     2000
-----------------------------------------------------------------------------------------------------------------------
Proceeds from new securitizations during the period                             $  3,919                $   3,630
Proceeds from reinvestment of payments in Cardmember securitizations            $ 24,433                $  12,480
Servicing fees received                                                         $    267                $     191
Other cash flows received on retained interests                                 $  1,194                $     667
=======================================================================================================================

The company also securitizes equipment lease receivables. At December 31, 2001 and 2000, the amount sold and outstanding to third party investors was $675 million and $242 million, respectively. These sales result in a reduction of interest expense and provisions for losses, as well as servicing revenue, all of which are insignificant to the company's results of operations.

NOTE 7 - SHORT- AND LONG-TERM DEBT AND BORROWING AGREEMENTS

SHORT-TERM DEBT
At December 31, 2001 and 2000, the company's total short-term debt outstanding was $31.6 billion and $36.0 billion, respectively, with weighted average interest rates of 3.0% and 6.5%, respectively. At December 31, 2001 and 2000, $17.1 billion and $9.7 billion, respectively, of short-term debt outstanding was covered by interest rate swaps. The year-end weighted average effective interest rates were 4.6% and 6.4% for 2001 and 2000, respectively. The company generally paid fixed rates of interest under the terms of interest rate swaps. Unused lines of credit to support commercial paper borrowings were approximately $10.4 billion and $9.7 billion at December 31, 2001 and 2000, respectively.

                                      32             (2001 Annual Report p. 59)

LONG-TERM DEBT

DECEMBER 31, (DOLLARS IN MILLIONS)                   2001                                           2000
------------------------------------------------------------------------------- ----------------------------------------------
                                                        YEAR-END                                            YEAR-END
                                             YEAR-END  EFFECTIVE                                 YEAR-END  EFFECTIVE
                                    NOTIONAL   STATED   INTEREST                       NOTIONAL    STATED   INTEREST
                        OUTSTANDING  AMOUNT  RATE ON  RATE WITH  MATURITY OUTSTANDING AMOUNT OF   RATE ON  RATE WITH  MATURITY
                            BALANCE OF SWAPS DEBT(a,b) SWAPS(a,b) OF SWAPS     BALANCE    SWAPS DEBT(a,b)  SWAPS(a,b) OF SWAPS
------------------------------------------------------------------------------- ----------------------------------------------
Notes due September 12, 2006   $1,000      --      5.50%       --     --            --       --        --        --     --
Notes due November 1, 2005        500      --     6.875%       --     --        $  496       --     6.875%       --     --
Notes due September 15, 2004      300      --      7.85%       --     --            --       --        --        --     --
Notes due June 23, 2004           497      --      6.75%       --     --           500       --      6.75%       --     --
Notes due January 22, 2004        498      --     5.625%       --     --           498       --     5.625%       --     --
Notes due May 15, 2003          1,000      --      5.90%       --     --            --       --        --        --     --
Notes due August 12, 2002         411  $  411      6.50%     6.43%  2002           400   $  400      6.50%     6.83%  2002
Notes due November 15, 2001        --      --       --         --     --           300       --     6.125%       --     --
Notes due August 15, 2001          --      --       --         --     --           300       --      8.50%       --     --
Floating Rate Notes due
   September 15, 2003             950      --     1.881%       --     --            --       --        --        --     --
Floating Rate Notes due
   September 15, 2003             750      --     1.881%       --     --            --       --        --        --     --
Floating Rate Notes due
   May 1, 2002                    400     400     1.881%    1.881%  2002           400      400      6.81%     6.90%  2002
Floating Rate Notes due
   December 31, 2001               --      --        --        --     --           300       --      6.66%       --     --
Other Fixed Senior Notes due                                        2005-                                             2001-
   2001-2022                      256     133      7.95%     7.70%  2012           538      410      7.35%     7.68%  2012
Other Floating Senior Notes
  due 2001-2002                   115      --      1.87%       --     --           505       --      6.57%      --      --
Other Fixed Rate Notes due                                                                                            2003-
   2001-2006                      149      --      6.53%       --     --           207       36      5.42%     5.53%  2004
Other Floating Rate Notes                                           2003-                                             2001-
  due 2001-2006                   748     181      3.28%     3.17%  2004           267      165      7.56%     7.55%  2004
Subordinated Fixed Rate Notes
  due 2003-2004                   153      --      6.90%       --     --            --       --        --        --     --
Subordinated Floating Rate
  Notes due 2003                   61      --      1.88%       --     --            --       --        --        --     --
------------------------------------------------------------------------------- ----------------------------------------------
Total                          $7,788  $1,125      4.73%                        $4,711   $1,411      6.73%
=============================================================================== ==============================================

(a) FOR FLOATING RATE DEBT ISSUANCES, THE STATED AND EFFECTIVE INTEREST RATES WERE BASED ON THE RESPECTIVE RATES AT DECEMBER 31, 2001 AND 2000; THESE RATES ARE NOT AN INDICATION OF FUTURE INTEREST RATES.

(b) WEIGHTED AVERAGE RATES WERE DETERMINED WHERE APPROPRIATE.

Certain of the above interest rate swaps require the company to pay a floating rate, with a predominant index of LIBOR (London Interbank Offered Rate).

The company paid interest (net of amounts capitalized) of $2.8 billion, $3.6 billion and $2.6 billion in 2001, 2000 and 1999, respectively.

Aggregate annual maturities of long-term debt for the five years ending December 31, 2006 are as follows (millions): 2002, $1,194; 2003, $3,158;
2004, $1,534; 2005, $609; and 2006, $1,146.

                                      33             (2001 Annual Report p. 60)

NOTE 8 - CUMULATIVE QUARTERLY INCOME PREFERRED SHARES

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

NOTE 9 - COMMON AND PREFERRED SHARES

In September 1998, the company's Board of Directors authorized the company to repurchase up to 120 million additional common shares over the subsequent two to three years, subject to market conditions. The company has repurchased approximately 357 million shares since 1994 pursuant to several authorizations, including 57 million under the current authorization (including the 8 million shares delivered to the company during 2001 as a result of the prepayment discussed below). These plans are designed to allow the company to purchase shares, both to offset the issuance of new shares as part of employee compensation plans and to reduce shares outstanding.

Of the common shares authorized but unissued at December 31, 2001, 164 million shares were reserved for issuance for employee stock, employee benefit and dividend reinvestment plans, as well as stock purchase agreements.

In 1999 and 2000, the company entered into agreements under which a third party purchased 29 million company common shares at an average purchase price of $50.41 per share. These agreements, which partially offset the company's exposure from its stock option program, are separate from the company's previously authorized share repurchase program. During the term of these agreements, the company will periodically issue shares to or receive shares from the third party so that the value of the shares held by the third party equals the original purchase price for the shares. At maturity in five years, the company is required to deliver to the third party an amount equal to such original purchase price. The company may elect to settle this amount (i) physically, by paying cash against delivery of the shares held by the third party or (ii) on a net cash or net share basis. The company may also prepay outstanding amounts at any time prior to the end of the five-year term. In 2001, the company elected to prepay $350 million of the aggregate outstanding amount, which resulted in 8 million shares being delivered to the company. Net settlements under these agreements resulted in the company issuing 12 million shares in 2001 and receiving 2 million shares in 2000.

Common shares activity for each of the last three years ended December 31 was:

(MILLIONS)                                                  2001                    2000                     1999
-----------------------------------------------------------------------------------------------------------------------
Shares outstanding at beginning of year                    1,326                   1,341                    1,351
Repurchases of common shares                                 (14)                    (25)                     (27)
Net settlements pursuant to third party share
  purchase agreements                                         12                      (2)                      --
Other, primarily employee benefit plans                        7                      12                       17
-----------------------------------------------------------------------------------------------------------------------
Shares outstanding at end of year                          1,331                   1,326                    1,341
=======================================================================================================================

The Board of Directors is authorized to permit the company to issue up to 20 million preferred shares without further shareholder approval.

                                      34             (2001 Annual Report p. 61)

NOTE 10 - DERIVATIVES AND HEDGING ACTIVITIES

As prescribed by SFAS No. 133, derivative instruments that are designated and qualify as hedging instruments are further classified as either a cash flow hedge, a fair value hedge or a hedge of a net investment in a foreign operation, based upon the exposure being hedged.

For derivative instruments that are designated and qualify as a cash flow hedge, the portion of the gain or loss on the derivative instrument effective at offsetting changes in the hedged item is reported as a component of other comprehensive income (loss) and reclassified into earnings when the hedged transaction affects earnings. Any ineffective portion of the gain or loss on the derivative instrument is recognized currently in earnings. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk is recognized in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign operation, the effective portion of the gain or loss on the derivative is reported in other comprehensive income (loss) as part of the cumulative translation adjustment. For derivative instruments not designated as hedging instruments, the gain or loss is recognized currently in earnings.

CASH FLOW HEDGES
The company uses interest rate products, primarily swaps, to manage funding costs related to TRS' Charge Card business, as well as AEFA's investment certificate business. For its Charge Card products, TRS uses interest rate swaps to achieve a targeted mix of fixed and floating rate funding. These interest rate swaps are used to protect the company from the interest rate risk that arises from short-term funding. AEFA uses interest rate products to hedge the risk of rising interest rates on investment certificates which reset at shorter intervals than the average maturity of the investment portfolio.

At December 31, 2001, the company expects to reclassify $208 million of net pretax losses on derivative instruments from accumulated other comprehensive income (loss) to earnings during the next twelve months. These losses will be recognized in earnings during the terms of those derivatives contracts at the same time that the company realizes the benefits of lower market rates of interest on its funding of Charge Card and fixed rate lending products.

Currently, the longest period of time over which the company is hedging exposure to the variability in future cash flows is 5 years and relates to funding of foreign currency denominated receivables.

FAIR VALUE HEDGES
The company uses derivatives to hedge against the change in fair value of some of its investments in public companies. Changes in the fair value of the derivatives are recorded in earnings along with related designated changes in the spot price of the underlying shares. Changes in the time value elements of these derivatives are considered as hedge ineffectiveness.

The company also uses interest rate swaps to hedge its firm commitments to transfer, at a fixed rate, receivables to trusts established in connection with its asset securitizations. AEFA is exposed to interest rate risk associated with its fixed rate corporate bond investments. AEFA enters into interest rate swaps to hedge the risk of changing interest rates as investment certificates reset at shorter intervals than the average maturity of the investment portfolio.

During 2001, the company recognized a pretax net loss of $1.2 million primarily related to the time value element of its fair value hedging instruments. This amount is included in other expenses in the Consolidated Statements of Income.

                                      35             (2001 Annual Report p. 62)

HEDGE OF NET INVESTMENT IN FOREIGN OPERATIONS
The company designates foreign currency derivatives as hedges of net investments in certain foreign operations. For these hedges unrealized gains and losses are recorded in the cumulative translation adjustment account included in other comprehensive income (loss), whereas the related amounts due to or from counterparties are included in other liabilities or other assets.

During 2001, the change in the net unrealized amount was immaterial.

DERIVATIVES NOT DESIGNATED AS HEDGES UNDER SFAS NO. 133
The company has economic hedges that either do not qualify or are not designated for hedge accounting treatment under SFAS No. 133. In addition, AEB enters into derivative contracts both to meet the needs of its clients and, to a limited extent, for trading purposes, including taking proprietary positions. For the year ended December 31, 2001, the net effect on earnings of accounting for the net changes in fair value of the following undesignated derivatives under SFAS No. 133 compared with prior rules was immaterial.

- Foreign currency transaction exposures are economically hedged, where practical, through foreign currency contracts. Foreign currency contracts involve the purchase and sale of a designated currency at an agreed upon rate for settlement on a specified date. Such foreign currency forward contracts entered into by the company generally mature within one year. In addition, for selected major overseas markets, the company uses foreign currency forward contracts with maturities generally not exceeding one year to hedge future operating results. In the latter parts of 2001 and 2000, foreign currency forward sales (with notional amounts of $323 million and $386 million, respectively) and, in the latter part of 2000, foreign currency forward purchases (with notional amounts of $92 million) were contracted to manage a portion of anticipated cash flows from operations in major overseas markets for the subsequent year. The impact of these activities was not material.

- AEFA uses interest rate caps, swaps and floors to protect the margin between the interest rates earned on investments and the interest rates credited to holders of certain investment certificates and fixed annuities.

- Certain of AEFA's annuity and investment certificate products have returns tied to the performance of equity markets. These elements are considered derivatives under SFAS No. 133. AEFA manages this equity market risk by entering into options and futures with offsetting characteristics.

- Certain of the company's equity investments are in the form of warrants. Some of these warrants are deemed to be derivative financial instruments.

See Note 7 for further information regarding the company's use of interest rate products related to short- and long-term debt obligations.

NOTE 11 - OFF-BALANCE SHEET ITEMS

The company's off-balance sheet financial instruments principally relate to extending credit to satisfy the needs of its clients. The contractual amount of these instruments represents the maximum potential credit risk, assuming the contract amount is fully utilized, the counterparty defaults and collateral held is worthless. Management does not expect any material adverse consequence to the company's financial position to result from these contracts.

DECEMBER 31, (MILLIONS)                                                           2001                     2000
-----------------------------------------------------------------------------------------------------------------------
Unused credit available to Cardmembers                                        $  112,059                $  91,667
Loan commitments and other lines of credit                                    $    1,128                $   1,312
Bank standby letters of credit and bank guarantees                            $      845                $   1,100
Bank commercial and other bank letters of credit                              $      260                $     500
=======================================================================================================================

                                      36             (2001 Annual Report p. 63)

The company is committed to extend credit to certain Cardmembers as part of established lending product agreements. Many of these are not expected to be drawn; therefore, total unused credit available to Cardmembers does not represent future cash requirements. The company's Charge Card products have no preset spending limit and are not reflected in unused credit available to Cardmembers.

The company issues commercial and other letters of credit to facilitate the short-term trade-related needs of its banking clients, which typically mature within six months. At December 31, 2001 and 2000, the company held $583 million and $687 million, respectively, of collateral supporting standby letters of credit and guarantees and $159 million and $242 million, respectively, of collateral supporting commercial and other letters of credit. In addition to the contingencies and commitments listed above, the company has entered into many other contracts in the normal course of business that involve future cash payments that are either required or contingent upon the occurrence of certain events.

Other financial institutions have committed to extend lines of credit to the company of $13.8 billion and $12.4 billion at December 31, 2001 and 2000, respectively.

The company leases certain office facilities and operating equipment under noncancellable and cancellable agreements. Total rental expense amounted to $491 million, $477 million and $452 million in 2001, 2000 and 1999, respectively. At December 31, 2001, the minimum aggregate rental commitment under all noncancellable leases (net of subleases) was (millions): 2002, $354; 2003, $284; 2004, $210; 2005, $175; 2006, $146; and thereafter, $1,568.

The company is not a party to any pending legal proceedings that, in the opinion of management, would have a material adverse effect on the company's financial position.

NOTE 12 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table discloses fair value information for financial instruments. Certain items, such as life insurance obligations, employee benefit obligations and investments accounted for under the equity method are excluded. The fair values of financial instruments are estimates based upon market conditions and perceived risks at December 31, 2001 and 2000 and require management judgment. These figures may not be indicative of their future fair values.

DECEMBER 31, (MILLIONS)                                 2001                                     2000
-----------------------------------------------------------------------------------------------------------------------
                                           CARRYING                 FAIR            CARRYING                 FAIR
                                              VALUE                VALUE               VALUE                VALUE
-----------------------------------------------------------------------------------------------------------------------
FINANCIAL ASSETS
Assets for which carrying values
   approximate fair values                $  67,404            $  67,404           $  73,940            $  73,940
Investments                               $  46,488            $  46,659           $  43,747            $  43,910
Loans                                     $  26,789            $  25,441           $  26,213            $  26,118
Derivative financial instruments, net(a)  $     --             $      --           $     105            $     (93)
=======================================================================================================================
FINANCIAL LIABILITIES
Liabilities for which carrying values
   approximate fair values                $  65,190            $  65,190           $  68,975            $  68,975
Fixed annuity reserves                    $  18,139            $  17,672           $  18,021            $  17,479
Investment certificate reserves           $   8,205            $   8,223           $   7,322            $   7,289
Long-term debt                            $   7,788            $   7,851           $   4,711            $   4,743
Separate account liabilities              $  24,280            $  23,717           $  28,792            $  27,823
=======================================================================================================================

(a) EFFECTIVE JANUARY 1, 2001, THE COMPANY ADOPTED SFAS NO. 133, WHICH REQUIRES ALL DERIVATIVES TO BE RECOGNIZED AS EITHER ASSETS OR LIABILITIES ON THE BALANCE SHEET AND BE MEASURED AT FAIR VALUE. CONSEQUENTLY, DERIVATIVE FINANCIAL INSTRUMENTS ARE INCLUDED IN ASSETS AND LIABILITIES FOR WHICH CARRYING VALUES APPROXIMATE FAIR VALUES FOR 2001.

                                      37             (2001 Annual Report p. 64)

The carrying and fair values of off-balance sheet financial instruments are not material as of December 31, 2001 and 2000. See Note 4 for carrying and fair value information regarding investments. The following methods were used to estimate the fair values of financial assets and financial liabilities:

FINANCIAL ASSETS
Assets for which carrying values approximate fair values include cash and cash equivalents, accounts receivable and accrued interest, separate account assets, certain other assets, and, for 2001, derivative financial instruments.

Generally, investments are carried at fair value on the Balance Sheet. Gains and losses are recognized in the results of operations upon disposition of the securities. In addition, losses are also recognized when management determines that a decline in value is not temporary.

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

FINANCIAL LIABILITIES
Liabilities for which carrying values approximate fair values include customers' deposits, travelers cheques outstanding, accounts payable, short-term debt, certain other liabilities, and, for 2001, derivative financial instruments.

Fair values of fixed annuities in deferral status are estimated as the accumulated value less applicable surrender charges and loans. For annuities in payout status, fair value is estimated using discounted cash flows, based on current interest rates. The fair value of these reserves excludes life insurance-related elements of $1.4 billion and $1.3 billion in 2001 and 2000, respectively.

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

Fair values of separate account liabilities, after excluding life insurance related elements of $3.0 billion and $3.6 billion in 2001 and 2000, respectively, are estimated as the accumulated value less applicable surrender charges.

                                      38             (2001 Annual Report p. 65)

NOTE 13 - SIGNIFICANT CREDIT CONCENTRATIONS

A credit concentration may exist if customers are involved in similar industries. The company's customers operate in diverse economic sectors. Therefore, management does not expect any material adverse consequences to the company's financial position to result from credit concentrations. Certain distinctions between categories require management judgment. The following table represents the company's maximum credit exposure by industry at December 31, 2001 and 2000:

DECEMBER 31, (DOLLARS IN MILLIONS)             2001             2000
--------------------------------------------------------------------
Financial institutions(a)                $   17,075       $   19,221
Individuals(b)                              164,212          143,926
U.S. Government and agencies(c)              22,145           17,015
All other                                    18,018           25,398
--------------------------------------------------------------------
   Total                                 $  221,450       $  205,560
====================================================================
Composition:
   On-balance sheet                              49%              54%
   Off-balance sheet                             51               46
--------------------------------------------------------------------
   Total                                        100%             100%
====================================================================

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

NOTE 14 - STOCK PLANS

Under the 1998 Incentive Compensation Plan and previously under the 1989 Long-Term Incentive Plan (the Plans), awards may be granted to officers, other key employees and other key individuals who perform services for the company and its participating subsidiaries. These awards may be in the form of stock options, stock appreciation rights, restricted stock, performance grants and similar awards designed to meet the requirements of non-U.S. jurisdictions. The company also has options outstanding pursuant to a Directors' Stock Option Plan. Under these plans, there were a total of 48 million, 88 million and 123 million common shares available for grant at December 31, 2001, 2000 and 1999, respectively. Each option has an exercise price at least equal to the market price of the company's common stock on the date of grant and a maximum term of 10 years. Options granted prior to 1999 generally vest at 33 1/3 percent per year beginning with the first anniversary of the grant date. Starting in 1999, options granted generally vest at 33 1/3 percent per year beginning with the second anniversary of the grant date. The company also sponsors the American Express Incentive Savings Plan, under which purchases of the company's common shares are made by or on behalf of participating employees.

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

The company granted 3.0 million, 1.5 million and 1.3 million restricted stock awards (RSAs) with a weighted average grant date value of $35.48, $43.46 and $36.25 per share for 2001, 2000 and 1999, respectively. Restrictions generally expire four years from date of grant. The compensation cost that has been charged against income for the company's restricted stock awards was $36 million, $41 million and $38 million for 2001, 2000 and 1999, respectively.

                                      39             (2001 Annual Report p. 66)

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

(MILLIONS, EXCEPT PER SHARE AMOUNTS)           2001         2000         1999
-----------------------------------------------------------------------------
Net income:
   As reported                           $    1,311     $  2,810     $  2,475
   Pro forma                             $    1,074     $  2,616     $  2,348
Basic EPS:
   As reported                           $     0.99     $   2.12     $   1.85
   Pro forma                             $     0.81     $   1.97     $   1.75
Diluted EPS:
   As reported                           $     0.98     $   2.07     $   1.81
   Pro forma                             $     0.80     $   1.92     $   1.71
=============================================================================

The fair value of each option is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999, respectively:

                                               2001         2000         1999
-----------------------------------------------------------------------------
Dividend yield                                  0.8%         1.1%         1.5%
Expected volatility                              31%          29%          30%
Risk-free interest rate                         4.9%         6.7%         5.1%
Expected life of stock option               5 years      5 years      5 years
=============================================================================

The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated increases. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The weighted average fair value per option was $14.69, $14.92 and $11.09 for options granted during 2001, 2000 and 1999, respectively.

A summary of the status of the company's stock option plans as of December 31 and changes during each of the years then ended is presented below:

(SHARES IN THOUSANDS)                              2001                        2000                            1999
-----------------------------------------------------------------------------------------------------------------------------
                                                         WEIGHTED                     WEIGHTED                       WEIGHTED
                                                          AVERAGE                      AVERAGE                        AVERAGE
                                          SHARES   EXERCISE PRICE      SHARES   EXERCISE PRICE        SHARES   EXERCISE PRICE
-----------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year         114,460         $  34.23      94,512          $ 27.96        76,658         $  21.49
Granted                                   42,883         $  44.21      39,273          $ 44.38        36,529         $  36.53
Exercised                                 (5,649)        $  20.83     (14,114)         $ 19.45       (16,033)        $  16.20
Forfeited/Expired                         (5,625)        $  40.64      (5,211)         $ 36.87        (2,642)        $  29.82
-----------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year               146,069         $  37.42     114,460          $ 34.23        94,512         $  27.96
-----------------------------------------------------------------------------------------------------------------------------
Options exercisable at end of year        49,428         $  29.08      33,966          $ 23.61        32,476         $  18.70
=============================================================================================================================

                                      40             (2001 Annual Report p. 67)

The following table summarizes information about the stock options outstanding at December 31, 2001:

(SHARES IN THOUSANDS)                     OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
------------------------------------------------------------------------------------------------------------
                                                 WEIGHTED
                                                  AVERAGE          WEIGHTED                         WEIGHTED
                                NUMBER          REMAINING           AVERAGE         NUMBER           AVERAGE
RANGE OF EXERCISE PRICES   OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
------------------------------------------------------------------------------------------------------------
$ 6.25 - $28.99                 19,202                4.5           $ 18.91         16,365          $  17.53
$29.00 - $34.99                 19,157                6.2           $ 29.51         15,897          $  29.48
$35.00 - $41.99                 30,855                7.2           $ 36.24         11,776          $  36.64
$42.00 - $43.99                 33,142                8.2           $ 43.66          1,574          $  43.58
$44.00 - $61.44                 43,713                8.8           $ 45.13          3,816          $  47.64
------------------------------------------------------------------------------------------------------------
$ 6.25 - $61.44                146,069                7.4           $ 37.42         49,428          $  29.08
============================================================================================================

NOTE 15 -  RETIREMENT PLANS

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

The components of the net pension cost for all defined benefit plans accounted for under SFAS No. 87, "Employers' Accounting for Pensions," are as follows:

(MILLIONS)                                    2001        2000           1999
-----------------------------------------------------------------------------
Service cost                                $  102       $  95          $  89
Interest cost                                  106          98             88
Expected return on plan assets                (122)       (102)           (93)
Amortization of:
   Prior service cost                          (10)         (9)            (9)
   Transition obligation                        (1)          3              1
   Reversion gain                               --          (4)            (4)
Recognized net actuarial (gain) loss            (1)          5              7
Settlement/Curtailment gain                     (1)        (22)           (16)
-----------------------------------------------------------------------------
Net periodic pension benefit cost           $   73       $  64          $  63
=============================================================================

                                      41             (2001 Annual Report p. 68)

The funded status of the company's pension plans is based on valuations as of September 30. The following tables provide a reconciliation of the changes in the plans' benefit obligation and fair value of assets for all plans accounted for under SFAS No. 87:

RECONCILIATION OF CHANGE IN BENEFIT OBLIGATION

(MILLIONS)                                               2001           2000
----------------------------------------------------------------------------
Benefit obligation, October 1 prior year              $ 1,403        $ 1,330
Service cost                                              102             95
Interest cost                                             106             98
Benefits paid                                             (43)           (40)
Actuarial loss                                             31             39
Settlements/Curtailments                                  (42)           (84)
Foreign currency exchange rate changes                    (16)           (35)
----------------------------------------------------------------------------
Benefit obligation at September 30,                   $ 1,541        $ 1,403
============================================================================

RECONCILIATION OF CHANGE IN FAIR VALUE OF PLAN ASSETS

(MILLIONS)                                               2001           2000
----------------------------------------------------------------------------
Fair value of plan assets, October 1 prior year       $ 1,480        $ 1,347
Actual return on plan assets                             (239)           244
Employer contributions                                     47             41
Benefits paid                                             (43)           (40)
Settlements/Curtailments                                  (42)           (80)
Foreign currency exchange rate changes                    (13)           (32)
----------------------------------------------------------------------------
Fair value of plan assets at September 30,            $ 1,190        $ 1,480
============================================================================

The following table reconciles the plans' funded status to the amounts recognized on the Consolidated Balance Sheets:

FUNDED STATUS

(MILLIONS)                                               2001           2000
----------------------------------------------------------------------------
Funded status at September 30,                         $ (351)        $   77
Unrecognized net actuarial loss (gain)                    209           (237)
Unrecognized prior service cost                           (42)           (51)
Unrecognized net transition obligation                     (2)            (3)
Fourth quarter contributions (net of benefit payments)      4              3
----------------------------------------------------------------------------
Net amount recognized at December 31,                  $ (182)        $ (211)
============================================================================

The following table provides the amounts recognized on the Consolidated Balance Sheets as of December 31:

(MILLIONS)                                               2001           2000
----------------------------------------------------------------------------
Accrued benefit liability                              $ (359)        $ (314)
Prepaid benefit cost                                       17             89
Intangible asset                                            1             14
Minimum pension liability adjustment                      159             --
----------------------------------------------------------------------------
Net amount recognized at December 31,                  $ (182)        $ (211)
============================================================================

                                      42             (2001 Annual Report p. 69)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $612 million, $553 million and $326 million, respectively, as of December 31, 2001, and $191 million, $171 million and $16 million, respectively, as of December 31, 2000. As a result of a significant decrease in the fair value of plan assets in certain non-U.S. pension plans, more plans had an accumulated benefit obligation that exceeded the fair value of the plan assets, and a minimum liability adjustment was required.

The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10 percent of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The weighted average assumptions used in the company's defined benefit plans were:

                                                      2001       2000
---------------------------------------------------------------------
Discount rates                                         7.0%       7.4%
Rates of increase in compensation levels               4.2%       4.4%
Expected long-term rates of return on assets           9.5%       9.5%
=====================================================================

The company also has a defined contribution retirement plan (a 401(k) savings plan with a profit sharing feature) covering most employees in the United States. The defined contribution plan expense was $76 million, $151 million and $131 million in 2001, 2000 and 1999, respectively.

OTHER POSTRETIREMENT BENEFITS
The company sponsors postretirement benefit plans that provide health care, life insurance and other postretirement benefits to retired U.S. employees. Net periodic postretirement benefit expenses were $25 million, $26 million and $20 million in 2001, 2000 and 1999, respectively. The liabilities recognized on the Consolidated Balance Sheets for the company's defined postretirement benefit plans (other than pension plans) at December 31, 2001 and 2000 were $212 million and $211 million, respectively.

NOTE 16 - INCOME TAXES

The (benefits) provisions for income taxes were as follows:

(MILLIONS)              2001             2000            1999
-------------------------------------------------------------
Federal                $ (36)         $   748         $   645
State and local           59               76              76
Foreign                  262              274             242
-------------------------------------------------------------
   Total               $ 285          $ 1,098         $   963
=============================================================

Accumulated net earnings of certain foreign subsidiaries, which totaled $2.1 billion at December 31, 2001, are intended to be permanently reinvested outside the United States. Accordingly, federal taxes, which would have aggregated $312 million, have not been provided on those earnings.

The current and deferred components of the provision for income taxes were as follows:

(MILLIONS)              2001             2000            1999
-------------------------------------------------------------
Current                $ 765          $ 1,209         $   716
Deferred                (480)            (111)            247
-------------------------------------------------------------
   Total               $ 285          $ 1,098         $   963
=============================================================

                                      43             (2001 Annual Report p. 70)

The company's net deferred tax assets at December 31 were as follows:

(MILLIONS)                               2001                     2000
----------------------------------------------------------------------
Deferred tax assets                   $ 4,269                  $ 3,500
Deferred tax liabilities                2,318                    2,023
----------------------------------------------------------------------
Net deferred tax assets               $ 1,951                  $ 1,477
======================================================================

Deferred tax assets for 2001 and 2000 are primarily related to reserves not yet deducted for tax purposes of $2.8 billion and $1.9 billion, respectively; deferred Cardmember fees of $278 million and $254 million, respectively; deferred compensation of $344 million and $370 million, respectively; and, for 2000, deferred taxes related to SFAS No. 115 of $71 million. Deferred tax liabilities for 2001 and 2000 are mainly related to deferred acquisition costs of $1,025 million and $987 million, respectively; depreciation and amortization of $413 million and $323 million, respectively; deferred taxes related to SFAS No. 140 (which superceded SFAS No. 125) of $181 million and $111 million, respectively; and, for 2001, deferred taxes related to SFAS No. 115 of $172 million.

The principal reasons that the aggregate income tax provision is different from that computed by using the U.S. statutory rate of 35 percent are as follows:

(MILLIONS)                                        2001          2000           1999
-----------------------------------------------------------------------------------
Combined tax at U.S. statutory rate              $ 559       $ 1,368        $ 1,203
Changes in taxes resulting from:
   Tax-preferred investments                      (247)         (211)          (171)
   Tax-exempt element of dividend income           (27)          (26)           (43)
   Foreign income taxed at rates other than
      U.S. statutory rate                          (27)          (38)           (35)
   State and local income taxes                     38            50             49
All other                                          (11)          (45)           (40)
-----------------------------------------------------------------------------------
Income tax provision                             $ 285       $ 1,098        $   963
===================================================================================

Net income taxes paid by the company during 2001, 2000 and 1999 were $545 million, $858 million and $392 million, respectively, and include estimated tax payments and cash settlements relating to prior tax years.

The items comprising comprehensive income in the Consolidated Statements of Shareholders' Equity are presented net of income tax provision (benefit). The changes in net unrealized securities gains are presented net of tax provision (benefit) of $258 million, $81 million and $(473) million for 2001, 2000 and 1999, respectively. Net unrealized losses on derivatives are presented net of tax (benefit) of $(159) million for 2001. Foreign currency translation adjustments are presented net of tax (benefit) provision of $(21) million, $18 million and $3 million for 2001, 2000 and 1999, respectively. Minimum pension liability adjustment is presented net of tax (benefit) of $(55) million for 2001.

                                      44             (2001 Annual Report p. 71)

NOTE 17 - EARNINGS PER COMMON SHARE

Basic earnings per share (EPS) is computed using the average actual shares outstanding during the period. Diluted EPS is basic EPS adjusted for the dilutive effect of stock options, RSAs and other financial instruments that may be converted into common shares. The basic and diluted EPS computations are as follows:

(MILLIONS, EXCEPT PER SHARE AMOUNTS)                        2001        2000         1999
-----------------------------------------------------------------------------------------
Numerator:
   Net income                                           $  1,311    $  2,810     $  2,475
Denominator:
   Denominator for basic EPS--weighted-average shares      1,324       1,327        1,340
Effect of dilutive securities:
   Stock options, RSAs and other                              12          33           29
-----------------------------------------------------------------------------------------
Denominator for diluted EPS                                1,336       1,360        1,369
=========================================================================================
Basic EPS                                               $   0.99    $   2.12     $   1.85
-----------------------------------------------------------------------------------------
Diluted EPS                                             $   0.98    $   2.07     $   1.81
=========================================================================================

NOTE 18 - OPERATING SEGMENTS AND GEOGRAPHIC OPERATIONS

OPERATING SEGMENTS
The company is principally engaged in providing travel related, financial advisory and international banking services throughout the world. TRS' products and services include, among others, Charge Cards, Cardmember lending products, Travelers Cheques, and corporate and consumer travel services. AEFA's services and products include financial planning and advice, investment advisory services and a variety of products, including insurance and annuities, investment certificates and mutual funds. AEB's products and services include providing private, financial institution and corporate banking, personal financial services and global trading. The company operates on a global basis, although the principal market for financial advisory services is the United States.

The following table presents certain information regarding these operating segments at December 31, 2001, 2000 and 1999 and for each of the years then ended. The segment results have been affected by charges discussed in Notes 2 and 3. For certain income statement items that are affected by asset securitizations at TRS, data is provided on both a managed basis, which excludes the effect of securitizations, as well as on a GAAP basis. See Note 6 to the Consolidated Financial Statements and the TRS Results of Operations section of the Financial Review for further information regarding the effect of securitizations on the financial statements. In addition, net revenues (managed basis) are presented net of provisions for losses and benefits for annuities, insurance and investment certificate products of AEFA.

                                      45             (2001 Annual Report p. 72)

                                                                AMERICAN
                                                     TRAVEL      EXPRESS    AMERICAN               ADJUSTMENTS
                                                    RELATED    FINANCIAL     EXPRESS   CORPORATE           AND
(MILLIONS)                                         SERVICES     ADVISORS        BANK   AND OTHER  ELIMINATIONS    CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------
2001
Net revenues (managed basis)                       $ 18,102     $  2,825    $    649    $    123      $   (340)       $ 21,359
Revenues (GAAP basis)                                17,359        4,791         649         123          (340)         22,582
Interest and dividends, net                             710        1,162         302         123          (160)          2,137
Cardmember lending net finance
  charge revenue:
      Managed basis                                   3,138           --          --          --            --           3,138
      GAAP basis                                        912           --          --          --            --             912
Interest expense:
      Managed basis                                   1,487           26          --         182          (161)          1,534
      GAAP basis                                      1,454           26          --         182          (161)          1,501
Pretax income (loss)                                  1,979          (24)        (14)       (345)           --           1,596
Income tax provision (benefit)                          520          (76)         (1)       (158)           --             285
------------------------------------------------------------------------------------------------------------------------------
Net income (loss)(a)                                  1,459           52         (13)       (187)           --           1,311
------------------------------------------------------------------------------------------------------------------------------
Assets                                             $ 69,384     $ 71,471    $ 11,878    $ 15,726      $(17,359)       $151,100
==============================================================================================================================

2000
Net revenues (managed basis)                       $ 17,441     $  4,219    $    591    $    167      $   (333)       $ 22,085
Revenues (GAAP basis)                                17,120        6,130         591         167          (333)         23,675
Interest and dividends, net                             803        2,292         251         165          (221)          3,290
Cardmember lending net finance
   charge revenue:
      Managed basis                                   2,383           --          --          --            --           2,383
      GAAP basis                                        987           --          --          --            --             987
Interest expense:
      Managed basis                                   1,571           22          --         180          (214)          1,559
      GAAP basis                                      1,366           22          --         180          (214)          1,354
Pretax income (loss)                                  2,713        1,483          33        (321)           --           3,908
Income tax provision (benefit)                          784          451           4        (141)           --           1,098
------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                     1,929        1,032          29        (180)           --           2,810
------------------------------------------------------------------------------------------------------------------------------
Assets                                             $ 71,419     $ 73,560    $ 11,413    $ 16,487      $(18,456)       $154,423
==============================================================================================================================

1999
Net revenues (managed basis)                       $ 15,234     $  3,737    $    621    $    109      $   (218)       $ 19,483
Revenues (GAAP basis)                                15,130        5,636         621         109          (218)         21,278
Interest and dividends, net                             643        2,443         291         105          (136)          3,346
Cardmember lending net finance
   charge revenue:
      Managed basis                                   1,929           --          --          --            --           1,929
      GAAP basis                                      1,333           --          --          --            --           1,333
Interest expense:
      Managed basis                                   1,204           32          --         164          (129)          1,271
      GAAP basis                                        984           32          --         164          (129)          1,051
Pretax income (loss)                                  2,383        1,363          27        (335)           --           3,438
Income tax provision (benefit)                          691          428           5        (161)           --             963
------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                     1,692          935          22        (174)           --           2,475
------------------------------------------------------------------------------------------------------------------------------
Assets                                             $ 63,233     $ 74,644    $ 11,354    $ 14,449      $(15,163)       $148,517
==============================================================================================================================

(a) 2001 RESULTS INCLUDE THREE SIGNIFICANT ITEMS: (1) A CHARGE AT AEFA OF $1.01 BILLION PRETAX ($669 MILLION AFTER-TAX) REFLECTING LOSSES ASSOCIATED WITH HIGH-YIELD SECURITIES RECORDED DURING THE FIRST HALF OF 2001; (2) CONSOLIDATED RESTRUCTURING CHARGES OF $631 MILLION PRETAX ($411 MILLION AFTER-TAX); AND (3) THE CONSOLIDATED ONE-TIME ADVERSE IMPACT FROM THE SEPTEMBER 11TH TERRORIST ATTACKS OF $98 MILLION PRETAX ($65 MILLION AFTER-TAX).

                                      46             (2001 Annual Report p. 73)

Income tax provision (benefit) is calculated on a separate return basis; however, benefits from operating losses, loss carrybacks and tax credits (principally foreign tax credits) recognizable for the company's consolidated reporting purposes are allocated based upon the tax sharing agreement among members of the American Express Company consolidated U.S. tax group.

Assets are those that are used or generated exclusively by each industry segment. The adjustments and eliminations required to determine the consolidated amounts shown above consist principally of the elimination of inter-segment amounts.

GEOGRAPHIC OPERATIONS
The following table presents the company's revenues and pretax income in different geographic regions.

                                                                                              ADJUSTMENTS
                                                UNITED                                                AND
(MILLIONS)                                      STATES      EUROPE  ASIA/PACIFIC  ALL OTHER  ELIMINATIONS    CONSOLIDATED
-------------------------------------------------------------------------------------------------------------------------
2001
Revenues                                     $  17,522    $  2,556      $  1,523   $  1,667       $  (686)      $  22,582
Pretax income                                $   1,177    $    101      $    159   $    159            --       $   1,596

2000
Revenues                                     $  18,529    $  2,731      $  1,582   $  1,629       $  (796)      $  23,675
Pretax income                                $   3,049    $    411      $    199   $    249            --       $   3,908

1999
Revenues                                     $  16,362    $  2,729      $  1,456   $  1,466       $  (735)      $  21,278
Pretax income                                $   2,756    $    316      $    175   $    191            --       $   3,438
=========================================================================================================================

Most services of the company are provided on an integrated worldwide basis. Therefore, it is not practical to separate precisely the U.S. and international services. Accordingly, the data in the above table are, in part, based upon internal allocations, which necessarily involve management's judgment.

NOTE 19 - TRANSFER OF FUNDS FROM SUBSIDIARIES

The SEC requires the disclosure of certain restrictions on the flow of funds to a parent company from its subsidiaries in the form of loans, advances or dividends.

Restrictions on the transfer of funds exist under debt agreements and regulatory requirements of certain of the company's subsidiaries. These restrictions have not had any effect on the company's shareholder dividend policy and management does not anticipate any effect in the future.

At December 31, 2001, the aggregate amount of net assets of subsidiaries that may be transferred to the Parent Company was approximately $8.6 billion. Should specific additional needs arise, procedures exist to permit immediate transfer of short-term funds between the company and its subsidiaries, while complying with the various contractual and regulatory constraints on the internal transfer of funds.

                                      47             (2001 Annual Report p. 74)

NOTE 20 - QUARTERLY FINANCIAL DATA (Unaudited)

(MILLIONS, EXCEPT PER SHARE AMOUNTS)                   2001                                            2000
-----------------------------------------------------------------------------------------------------------------------------
Quarters Ended                      12/31        9/30        6/30        3/31       12/31        9/30        6/30        3/31
-----------------------------------------------------------------------------------------------------------------------------
Net revenues (managed basis)    $   5,590   $   5,478   $   4,910   $   5,381   $   5,714   $   5,554   $   5,558   $   5,259
Revenues (GAAP basis)               5,871       5,724       5,268       5,719       6,067       5,981       5,970       5,657
Pretax income                         347         354         153         741         913       1,029       1,046         920
Net income(a)                         297         298         178         538         677         737         740         656
Earnings per common share:(a)
   Basic                             0.22        0.23        0.13        0.41        0.51        0.56        0.56        0.49
   Diluted                           0.22        0.22        0.13        0.40        0.50        0.54        0.54        0.48
Cash dividends declared per
   common share                       .08         .08         .08         .08         .08         .08         .08         .08
Common share price:
   High                             36.34       41.92       46.55       57.06       63.00       62.25       57.19       56.50
   Low                              26.69       24.20       35.96       34.00       50.06       50.69       43.94       39.83
=============================================================================================================================

(a) 2001 RESULTS INCLUDE THREE SIGNIFICANT ITEMS: (1) CHARGES OF $826 MILLION PRETAX ($537 MILLION AFTER-TAX) AND $182 MILLION PRETAX ($132 MILLION AFTER-TAX) IN THE SECOND AND FIRST QUARTERS, RESPECTIVELY, REFLECTING LOSSES ASSOCIATED WITH HIGH-YIELD SECURITIES; (2) RESTRUCTURING CHARGES OF $279 MILLION PRETAX ($179 MILLION AFTER-TAX) AND $352 MILLION PRETAX ($232 MILLION AFTER-TAX) IN THE FOURTH AND THIRD QUARTERS, RESPECTIVELY; AND (3) THE ONE-TIME ADVERSE IMPACT FROM THE SEPTEMBER 11TH TERRORIST ATTACKS OF $98 MILLION PRETAX ($65 MILLION AFTER-TAX) IN THE THIRD QUARTER.

                                      48             (2001 Annual Report p. 75)

REPORT OF ERNST & YOUNG LLP INDEPENDENT AUDITORS

THE SHAREHOLDERS AND BOARD OF DIRECTORS OF AMERICAN EXPRESS COMPANY
We have audited the accompanying consolidated balance sheets of American Express Company as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the management of American Express Company. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Express Company at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP
New York, New York
January 28, 2002

                                      49             (2001 Annual Report p. 77)

CONSOLIDATED FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(MILLIONS, EXCEPT PER SHARE AMOUNTS AND PERCENTAGES)   2001            2000          1999           1998           1997
--------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net revenues (managed basis)(a)                    $ 21,359       $  22,085     $  19,483      $  17,212      $  15,857
Percent (decrease) increase                              (3)%            13%           13%             9%            10%
Revenues (GAAP basis)                                22,582          23,675        21,278         19,132         17,760
Percent (decrease) increase                              (5)%            11%           11%             8%             8%
Expenses                                             20,986          19,767        17,840         16,207         15,010
Net income(b)                                         1,311           2,810         2,475          2,141          1,991
Return on average shareholders' equity(c)              10.9%           25.3%         25.3%          24.0%          23.5%
---------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET
Cash and cash equivalents                          $  7,222       $   8,487     $   7,471      $   4,092      $   4,179
Accounts receivable and accrued interest, net        29,498          30,543        26,467         22,224         21,774
Investments                                          46,488          43,747        43,052         41,299         39,648
Loans, net                                           26,440          26,088        23,582         21,054         20,109
Total assets                                        151,100         154,423       148,517        126,933        120,003
Customers' deposits                                  14,557          13,870        13,139         10,398          9,444
Travelers Cheques outstanding                         6,190           6,127         6,213          5,823          5,634
Insurance and annuity reserves                       24,536          24,098        25,011         25,433         26,165
Short-term debt                                      31,569          36,030        30,627         22,605         20,570
Long-term debt                                        7,788           4,711         5,995          7,019          7,873
Shareholders' equity                                 12,037          11,684        10,095          9,698          9,574
--------------------------------------------------------------------------------------------------------------------------
COMMON SHARE STATISTICS
Earnings per share(b):
   Basic                                           $   0.99       $    2.12     $    1.85      $    1.57      $    1.43
   Diluted                                         $   0.98       $    2.07     $    1.81      $    1.54      $    1.38
   Percent (decrease) increase:
      Basic                                             (53)%            15%           18%            10%             7%
      Diluted                                           (53)%            14%           18%            12%             6%
Cash dividends declared per share                  $   0.32       $    0.32     $    0.30      $    0.30      $    0.30
Book value per share:
   Actual                                          $   9.05       $    8.81     $    7.52      $    7.18      $    6.84
   Pro forma(c)                                    $   9.02       $    8.92     $    7.74      $    6.75      $    6.43
Market price per share:
   High                                            $  57.06       $   63.00     $   56.29      $   39.54      $   30.50
   Low                                             $  24.20       $   39.83     $   31.63      $   22.33      $   17.88
   Close                                           $  35.69       $   54.94     $   55.42      $   34.17      $   29.75
Average common shares outstanding for earnings
 per share:
   Basic                                              1,324           1,327         1,340          1,363          1,393
   Diluted                                            1,336           1,360         1,369          1,388          1,438
Shares outstanding at year end                        1,331           1,326         1,341          1,351          1,399
--------------------------------------------------------------------------------------------------------------------------
OTHER STATISTICS
Number of employees at year end:
   United States                                     48,698          53,352        52,858         50,266         44,691
   Outside United States                             35,719          35,498        35,520         34,466         28,929
   Total                                             84,417          88,850        88,378         84,732         73,620
--------------------------------------------------------------------------------------------------------------------------
Number of shareholders of record                     52,041          53,884        56,020         51,597         53,576
==========================================================================================================================

(a) NET REVENUES (MANAGED BASIS) ARE TOTAL REVENUES AS REPORTED UNDER U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP), NET OF AMERICAN EXPRESS FINANCIAL ADVISORS' PROVISION FOR LOSSES AND BENEFITS, AND EXCLUDE THE EFFECT OF TRS' ASSET SECURITIZATION ACTIVITIES.

(b) RESULTS FOR 2001 INCLUDE THREE SIGNIFICANT ITEMS: (1) A CHARGE OF $1.01 BILLION PRETAX ($669 MILLION AFTER-TAX) REFLECTING LOSSES ASSOCIATED WITH HIGH-YIELD SECURITIES RECORDED DURING THE FIRST HALF OF 2001; (2) RESTRUCTURING CHARGES OF $631 MILLION PRETAX ($411 MILLION AFTER-TAX); AND (3) THE ONE-TIME ADVERSE IMPACT FROM THE SEPTEMBER 11TH TERRORIST ATTACKS OF $98 MILLION PRETAX ($65 MILLION AFTER-TAX). RESULTS FOR 1998 INCLUDE THE FOLLOWING ITEMS: $138 MILLION CREDIT LOSS PROVISION AT AMERICAN EXPRESS BANK RELATING TO ITS ASIA/PACIFIC PORTFOLIO AND INCOME OF $78 MILLION REPRESENTING GAINS ON THE SALE OF FIRST DATA CORPORATION SHARES.

(c) RETURN ON AVERAGE SHAREHOLDERS' EQUITY AND BOOK VALUE PER SHARE EXCLUDES THE EFFECT OF SFAS NO. 115 AND, IN 2001, SFAS NO. 133.

                                      50             (2001 Annual Report p. 78)