Form 10-K, Exhibit 13
period 2002-12-31
AMERICAN EXPRESS CO
filed 2003-03-27
CIK 4962

EXHIBIT 13
FINANCIAL REVIEW

INTRODUCTION

The financial section of the American Express Company's Annual Report consists of this Financial Review, the Consolidated Financial Statements that follow and the related notes. This introduction is designed to provide some perspective regarding the information contained in the financial section.

BUSINESS OPERATIONS

American Express Company (the company) is primarily engaged in the business of providing travel related services, financial advisory services and international banking services throughout the world. The company generates revenue from a variety of sources including global payments such as charge and credit cards; travel services including airline, hotel and rental car reservations; and a wide range of retail financial service products.

FINANCIAL REPORTING

The company follows accounting principles generally accepted in the United States (GAAP). In addition to information provided on a GAAP basis, the company discloses certain data on a "managed basis." These data, which should be read only as a supplement to GAAP information, assume there have been no securitization transactions, i.e., as if all securitized cardmember loans and related income effects are reflected in the company's balance sheet and income statement. See Travel Related Services' and American Express Financial Advisors' Results of Operations sections for further discussion of and reasons for this approach.

ORGANIZATION OF INFORMATION

o This Financial Review section (pages 26 to 53) is designed to provide the reader of the financial statements with a narrative on the company's financial results. It discusses the results of operations and liquidity and capital resources on a consolidated basis and for each segment of the business.

o The Consolidated Financial Statements (pages 54 through 57) include the company's income and cash flow performance and its financial position.

o The Notes to the Consolidated Financial Statements (pages 58 to 84) contain the company's accounting policies (pages 58 through 63), detailed information on balances within the financial statements, certain contingencies and commitments (pages 72 and 73), and the results of each of the company's segments (page 81).

o The Report of Management (page 85) describes management's responsibilities regarding the company's financial statements.

o The Report of Independent Auditors (page 86) contains the opinion of Ernst & Young LLP regarding the company's financial statements.

CONSOLIDATED RESULTS OF OPERATIONS

The company's 2002 financial results reflect solid growth in the company's card businesses, lower expenses due to the success of ongoing reengineering programs, strong credit quality and the benefits of lower funding costs.

The company reported 2002 net income and diluted earnings per share (EPS) of $2.67 billion and $2.01, respectively, up significantly from $1.31 billion and $0.98, respectively, in 2001, which were both 53 percent lower than 2000. The 2001 results included restructuring charges of $631 million ($411 million after-tax), $98 million ($65 million after-tax) of one-time costs and waived customer fees resulting from the September 11th terrorist attacks, and a charge of $1.01 billion ($669 million after-tax) reflecting losses in the high-yield portfolio at American Express Financial Advisors (AEFA).

On a trailing 12-month basis, return on average shareholders' equity was 20.6 percent.

The following discussion is presented on a basis consistent with GAAP unless otherwise noted.

Consolidated revenues were $23.8 billion, up 5 percent from $22.6 billion in 2001 reflecting 2 percent growth at Travel Related Services (TRS), 17 percent growth at AEFA and 15 percent growth at American Express Bank (AEB). 2001 revenues were 5 percent lower than 2000. As discussed in further detail below, the increase in 2002 was due primarily to higher discount

                                       1              (2002 Annual Report p. 26)
and lending net finance charge revenue from greater spending and borrowing on American Express cards, higher interest and dividends primarily from the investment portfolio of AEFA, higher income from securitization activities at TRS, as well as higher card fee revenue. These increases were partially offset by lower management fees, weaker travel revenues and reduced other revenues. 2001 consolidated revenues declined due to lower interest and dividends on AEFA's investment portfolio, which reflect the investment losses mentioned earlier, weaker travel revenues and lower management and distribution fees.

Discount revenue rose 3 percent during 2002 as a result of a 4 percent increase in billed business partially offset by a lower discount rate. Discount revenue fell 1 percent in 2001 as a slight increase in billed business was more than offset by a lower discount rate.

Interest and dividends increased 40 percent over 2001, which was 35 percent lower than 2000. The increase in 2002 and the decrease in 2001 are both primarily due to AEFA's $1.01 billion of investment losses during 2001 mentioned previously.

Management and distribution fees declined 7 percent in 2002 due to lower average assets under management, partially offset by higher distribution fees. The distribution fee increase is the result of lower mutual fund sales being more than offset by other product related sales increases. In 2001, management and distribution fees declined 13 percent due to lower average assets under management and weaker sales, particularly in mutual fund products, reflecting the negative impact of weak equity market conditions throughout the year.

Income from securitizations at TRS rose 35 percent in 2002 and 42 percent in 2001 primarily driven by a higher average balance of cardmember lending securitizations as well as higher portfolio yields.

Net card fees increased slightly in 2002 and 2001, reflecting the growth in cards-in-force in both years. The average fee per card remained at $34 in both 2002 and 2001, down from $36 in 2000, reflecting the mix shift toward lower and no fee products.

Cardmember lending net finance charge revenue at TRS grew 4 percent during 2002 primarily due to improved spreads reflecting the benefits of improved funding costs coupled with an overall decrease in the proportion of the portfolio on introductory rates. In 2001, cardmember lending net finance charge revenue at TRS rose 14 percent from higher worldwide lending balances and wider net interest margins.

Travel commissions and fees declined 8 percent in 2002 as a result of a 10 percent contraction in travel sales reflecting the weaker corporate travel environment throughout the year. Travel commissions and fees declined 16 percent in 2001 as a result of a 24 percent contraction in travel sales due to the effects of the September 11th terrorist attacks and the weaker corporate travel environment.

All other revenues decreased 4 percent in 2002, including a 10 percent decrease at TRS, versus a 4 percent increase in 2001, including a 1 percent decrease at TRS. The decrease in 2002 included significantly lower interest income on investments held within card funding vehicles partially offset by higher insurance related revenues. The 2001 increase was primarily driven by higher insurance related revenues.

Consolidated expenses decreased 4 percent in 2002 reflecting a 5 percent decrease at TRS, a 1 percent decrease at AEFA and a 6 percent decrease at AEB. These declines were due to lower funding costs, a decline in human resources expense, reduced provisions for losses and benefits and the benefits of reengineering activities and expense control initiatives. Consolidated expenses increased 6 percent in 2001 primarily due to larger provisions for losses and benefits and the impact of the restructuring charges and one-time costs and waived customer fees noted previously.

Human resources expense declined in both 2002 and 2001 primarily as a result of a 15 percent reduction in the number of employees since the beginning of 2001 and the benefit of reengineering activities over the past two years, including the impact of a technology outsourcing agreement which had the effect of moving certain technology related costs from human resources expense to professional services expense.

Total provisions for losses and benefits declined 3 percent in 2002, resulting from a 20 percent reduction in the charge card provision at TRS due to strong credit quality, reflected in an improved past due rate and net loss ratio, and an 8 percent reduction in provision for losses and benefits on annuities and investment certificates, primarily due to lower crediting rates on the investment certificate product. These decreases were partially offset by a 14 percent increase in life insurance,

                                       2               (2002 Annual Report p.27)
international banking and other provisions and a 4 percent increase in cardmember lending provisions at TRS. Total provisions for losses and benefits in 2001 increased 20 percent primarily due to a 48 percent increase in the cardmember lending provision at TRS, which was largely the result of portfolio growth and maturation; a 31 percent increase in life insurance, international banking and other provisions; and a 19 percent increase in charge card provisions at TRS, primarily due to higher volumes and generally weaker economic and business conditions.

Professional services expense rose 22 percent and 8 percent during 2002 and 2001, respectively. The increase in 2002 is primarily the result of the technology outsourcing agreement discussed earlier.

Marketing and promotion expense increased 19 percent in 2002 primarily due to an 18 percent increase at TRS relating to the launch of the new brand advertising campaign and the introduction of new card products. In 2001, marketing and promotion expense declined 14 percent, primarily due to a similar 14 percent decrease at TRS, as certain marketing efforts were rationalized in light of the weaker business environment.

Occupancy expense decreased 7 percent in 2002 primarily due to the benefits of reengineering activities. Occupancy expense increased slightly in 2001 versus 2000.

Interest expense declined 28 percent in 2002 including a 31 percent decrease in charge card interest expense at TRS primarily due to the benefit of a lower effective cost of funds. Interest expense increased 11 percent in 2001 including a 20 percent increase at TRS primarily as a result of higher borrowing rates.

Other expenses rose 16 percent in 2002 including a 20 percent increase at TRS, while 2001 expenses were relatively unchanged from 2000 levels. The increases in 2002 resulted primarily from higher expenses related to cardmember loyalty programs, losses on certain strategic investments versus gains in the prior year, and increases in deferred acquisition costs (DAC) related expenses, including a $44 million net increase in DAC expenses in the third quarter of 2002 as a result of a comprehensive review of the company's DAC related practices. See AEFA's Results of Operations for further discussion of DAC.

In the third and fourth quarters of 2001, the company recorded aggregate restructuring charges of $631 million ($411 million after-tax). The aggregate restructuring charges consisted of $369 million for severance related to the original plans to eliminate approximately 12,900 jobs and $262 million of exit costs primarily consisting of $138 million of charges related to consolidation of real estate facilities, $35 million of asset impairment charges, $26 million in loss provisions, $25 million in contract termination costs and $24 million of currency translation losses.

During 2002, the company adjusted the 2001 restructuring charges by taking back into income a net pretax amount of $31 million which is comprised of the reversal of severance and related benefits of $62 million partially offset by additional net exit costs related to various office facilities of $31 million. Additionally, during 2002, the company recorded restructuring charges of $24 million, of which $19 million was recorded at TRS and $5 million was recorded at AEB. These new charges primarily relate to certain international operations and consist of $17 million of severance and related benefits and $7 million of other exit costs. See Note 19 to the Consolidated Financial Statements for further information.

The estimated savings realized from restructuring initiatives during 2002 was approximately $0.6 billion. Further, the company expects the savings for 2003 to be approximately $0.7 billion, a portion of which will flow through to earnings in the form of improved operating expense margins. The rest is expected to be reinvested into business areas with high-growth potential.

In the third quarter of 2001, the company incurred $98 million ($65 million after-tax) of one-time costs and business interruption losses related to the September 11th terrorist attacks. These losses included provisions for credit exposures to travel industry service establishments and insurance claims, as well as approximately $8 million of waived finance charges and late fees. Further, during 2002, $7 million ($4 million after-tax) of this amount was reversed as a result of lower than anticipated insured loss claims. As of December 31, 2002, the company incurred total expenditures of approximately $198 million related to the terrorist attacks of September 11th, which are expected to be substantially covered by insurance and, consequently, did not impact results.

                                       3               (2002 Annual Report p.28)

Effective January 1, 2002, the company adopted Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets," which established new accounting and reporting standards for goodwill and other intangible assets. Under the new rules, goodwill and other intangible assets deemed to have indefinite lives are no longer amortized but are instead subject to annual impairment tests. Management completed goodwill impairment tests as of the date of initial adoption and again during 2002. Such tests did not indicate impairment.

The following table presents the impact to net income and EPS of goodwill amortization for the year ended December 31, 2001:


(Millions, except per share amounts)
                                                 Net Income           Basic EPS             Diluted EPS
--------------------------------------------------------------------------------------------------------------
Reported                                           $ 1,311               $0.99                $ 0.98
Add back: Goodwill amortization (after-tax)        $    82               $0.06                $ 0.06
--------------------------------------------------------------------------------------------------------------
Adjusted                                           $ 1,393               $1.05                $ 1.04
==============================================================================================================

Looking forward in 2003, the company expects continued uncertainty in the economy and financial markets. In addition, the prospect of war and other geopolitical uncertainty could have a negative impact on the economy, consumer confidence and the company's results.

CERTAIN CRITICAL ACCOUNTING POLICIES

The company's significant accounting policies are described in Note 1 to the Consolidated Financial Statements. The following provides information about certain critical accounting policies that are important to the Consolidated Financial Statements and that involve estimates requiring significant management assumptions and judgments about the effect of matters that are uncertain. These policies relate to reserves for cardmember credit losses, Membership Rewards costs, investment securities valuation and deferred acquisition costs.

PROVISIONS FOR CREDIT LOSSES

Provisions for credit losses related to cardmember loans and receivables is one of the largest operating expenses of the company. The company's reserves for credit losses represent management's estimate of the amount necessary to absorb future credit losses inherent in the company's outstanding portfolio of loans and receivables. Management's evaluation process requires numerous estimates and judgments. Reserves for these credit losses are primarily based upon models which analyze portfolio statistics and management's judgment. The analytic models take into account numerous factors, including average write-off rates for various stages of receivable aging (i.e., current, 30 days, 60 days, 90 days) over a 24-month period, average bankruptcy rates and average recovery rates. In exercising its judgment in setting reserve levels, management considers levels derived from these models and external indicators, such as leading economic indicators, unemployment rate, consumer confidence index, purchasing manager's index, bankruptcy filings and the regulatory environment. Loans are charged-off when management deems amounts to be uncollectible, which is generally determined by the number of days the amount is past due. To the extent historical credit experience is not indicative of future performance or other assumptions used by management do not prevail, loss experience could differ significantly, resulting in either higher or lower future provisions for credit losses, as applicable.

MEMBERSHIP REWARDS COSTS

The company's Membership Rewards loyalty program allows enrolled cardmembers to earn points that can be redeemed for a broad range of travel rewards, retail merchandise and gourmet gifts. The company makes payments to its reward partners when cardmembers redeem their points and establishes reserves to cover the cost of future reward redemptions. The provision for the cost of Membership Rewards is based upon points awarded which are ultimately expected to be redeemed by cardmembers and the current weighted average cost per point of redemption. The ultimate points to be redeemed are estimated based on many factors, including a review of past behavior of cardmembers segmented by product, year of enrollment in the program, spend level and duration in the program. Past behavior is used to predict when current enrollees will attrite and their ultimate redemption rate. In addition, the cumulative balance sheet liability for unredeemed points is adjusted over time based on actual redemption and cost experience as well as current trends with respect to redemptions. To the extent that the estimates differ from actual experience, the company's future Membership Rewards program cost could be higher or lower, as applicable.

                                       4               (2002 Annual Report p.29)

INVESTMENT SECURITIES VALUATION

Generally, investment securities are carried at fair value on the balance sheet with unrealized gains (losses) recorded in equity, net of income tax provisions (benefits). Gains and losses are recognized in the results of operations upon disposition of the securities. In addition, losses are also recognized when management determines that a decline in value is other-than-temporary, which requires judgment regarding the amount and timing of recovery. Indicators of other-than-temporary impairment for debt securities include issuer downgrade, default or bankruptcy. The company also considers the extent to which cost exceeds fair value, the duration of time of that decline, and management's judgment about the issuer's current and prospective financial condition. Fair value is generally based on quoted market prices. However, the company's investment portfolio also contains structured investments of various asset quality, including collateralized debt obligations (CDOs) and secured loan trusts (backed by high-yield bonds and bank loans), which are not readily marketable. As a result, the carrying values of these structured investments are based on cash flow projections which require a significant degree of management judgment as to default and recovery rates of the underlying investments and, as such, are subject to change. If actual future cash flows are less than projected, additional losses would be realized.

DEFERRED ACQUISITION COSTS

AEFA's DAC represent the costs of acquiring new business, principally direct sales commissions and other distribution and underwriting costs, that have been deferred on the sale of annuity, insurance and certain mutual fund products. For annuity and insurance products, DAC are amortized over periods approximating the lives of the business, generally as a percentage of premiums or estimated gross profits or as a portion of the interest margins associated with the products. For certain mutual fund products, DAC are generally amortized over fixed periods on a straight-line basis.

For annuity and insurance products, the projections underlying the amortization of DAC require the use of certain assumptions, including interest margins, mortality rates, persistency rates, maintenance expense levels and customer asset value growth rates for variable products. Management routinely monitors a wide variety of trends in the business, including comparisons of actual and assumed experience. Management reviews and, where appropriate, adjusts its assumptions with respect to customer asset value growth rates on a quarterly basis. Management monitors other principal DAC assumptions, such as persistency, mortality rate, interest margin and maintenance expense level assumptions, each quarter. Unless management identifies a material deviation over the course of the quarterly monitoring, management reviews and updates these DAC assumptions annually in the third quarter of each year. When assumptions are changed, the percentage of estimated gross profits or portion of interest margins used to amortize DAC may also change. A change in the required amortization percentage is applied retrospectively; an increase in amortization percentage will result in an acceleration of DAC amortization while a decrease in amortization percentage will result in a deceleration of DAC amortization. The impact on results of operations of changing assumptions with respect to the amortization of DAC can be either positive or negative in any particular period, and is reflected in the period in which such changes are made.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

The company believes allocating capital to its growing businesses with a return on risk-adjusted equity in excess of their cost of capital will continue to build shareholder value. The company's philosophy is to retain earnings sufficient to enable it to meet its growth objectives, and, to the extent capital exceeds investment opportunities, return excess capital to shareholders. The company has indicated that, assuming it achieves its financial objectives of 12-to-15% EPS growth, 18-to-20% return on equity growth and 8% revenue growth, on average and over time, it will seek to return an average of 65 percent of capital generated each year to shareholders.

Liquidity refers to the company's ability to meet its current and future cash needs primarily by issuing debt and securitizing receivables and, to a lesser extent, by selling investments. In addition, the company maintains committed back-up lines of credit. The company's liquidity is managed by its Treasury department. Additionally, the company's liquidity needs are reviewed on an ongoing basis including analyses of severe stress scenarios.

                                       5               (2002 Annual Report p.30)

SHARE REPURCHASES

The company has in place a share repurchase program both to offset in whole or in part the issuance of new shares as part of employee compensation plans and to reduce shares outstanding. In June 2002, the company announced that it had resumed its share repurchase program after suspending it at the end of the second quarter of 2001 due to the negative effect on book equity of the 2001 high-yield portfolio losses at AEFA.

The company repurchases its common shares primarily by open market purchases using several brokers at competitive commission and fee rates. In addition, common shares may also be purchased from the company-sponsored Incentive Savings Program (ISP) to facilitate the ISP's required disposal of shares when employee-directed activity results in an excess common share position. Such purchases are made at market price without commissions or other fees. Repurchases may also be accomplished by prepayments for cash under the company's agreements with third parties, which are described below. During 2002, the company repurchased 33 million common shares at an average price of $35. Since the inception of the share repurchase program in September 1994, 390 million shares have been acquired under authorizations to repurchase up to 570 million shares, including purchases made under the agreements with third parties. Included in the 2002 repurchase amount are 17 million shares delivered to the company as part of the prepayments discussed below.

In August 1999 and March 2000, the company entered into agreements under which a financial institution purchased an aggregate 29.5 million of the company's common shares at an average purchase price of $50.41 per share. These agreements were entered into to partially offset the company's exposure to the effect on diluted earnings per share of outstanding in-the-money stock options issued under the company's stock option program. Each of the agreements terminates after five years, at which time the company is required to deliver an amount equal to the original purchase price for the shares. The company may elect to settle this amount at any time (i) physically, by paying cash against delivery of the shares held by the financial institution or (ii) on a net cash or net share basis. During the term of these agreements, the company, on a monthly basis, will either receive from or issue to the financial institution a quantity of shares so that the value of the remaining shares held by the financial institution is equal to the original aggregate purchase price.

The contracts were initially recorded at their fair value within equity on the company's balance sheet in accordance with Emerging Issues Task Force (EITF) Issue 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock." Subsequent activity is recorded in equity as long as the contracts continue to meet the requirements of EITF Issue 00-19. Net settlements under the agreements resulted in the company issuing 0.4 million shares and 12.3 million shares in 2002 and 2001, respectively. The company has the right to terminate these agreements at any time upon full settlement. The company may prepay outstanding amounts at any time prior to the end of the five-year term, and from time to time, may make such prepayments in lieu of, or in addition to, its share repurchase program, which either separately or together would be expected to have the same effect on outstanding shares as a purchase under the share repurchase program. In 2002 and 2001, the company elected to prepay $600 million and $350 million, respectively, of the aggregate outstanding amount. At December 31, 2002, 15.3 million shares of the company's common stock continued to be held by the financial institution in support of the remaining balance of approximately $535 million.

To the extent that the price of the company's common stock declines to levels substantially lower than current levels for a sustained period of time, there could be an adverse impact on basic and diluted earnings per share. The maximum number of company common shares that could potentially be distributed pursuant to these agreements would not exceed 62 million shares as adjusted for shares delivered by the company and shares delivered to the company.

                                       6               (2002 Annual Report p.31)

OFF-BALANCE SHEET ARRANGEMENTS AND CERTAIN CONTRACTUAL OBLIGATIONS

The company's off-balance sheet arrangements and contractual obligations include:

RELATED TO STRUCTURED INVESTMENTS

o $17.1 billion of securitized U.S. cardmember and equipment lease receivables described further in Note 4 of the Consolidated Financial Statements.

o $1.5 billion of book value relating to certain structured investments, including collateralized debt obligations and secured loan trusts, which are both managed and partially owned by the company, described further in Note 2 to the Consolidated Financial Statements. These structured investments may be considered variable interest entities under Financial Accounting Standards Board (FASB) Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), as discussed in Note 1 of the Consolidated Financial Statements. See also AEFA Results of Operations section.

OTHER OFF-BALANCE SHEET ITEMS AND GUARANTEES

o $126 billion of unused credit available to cardmembers, as part of established lending product agreements. Total unused credit available to cardmembers does not represent potential future cash requirements as a significant portion of this unused credit may not be drawn. The company's charge card products have no pre-set spending limit and, therefore, are not reflected herein.

o $3.8 billion of committed payments for worldwide business arrangements, principally related to TRS.

o $2.4 billion of minimum aggregate rental commitments under all noncancellable operating leases (net of subleases); $0.3 billion in less than one year, $0.6 billion in one through three years, and the remainder thereafter.

o $1.0 billion of loan commitments and other lines of credit, nearly all of which matures in less than one year.

o $1.4 billion of bank standby letters of credit and bank guarantees and commercial and other letters of credit, $1.2 billion maturing in less than one year, the remainder maturing in one to three years. $0.9 billion is within the scope of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), and therefore is included in Note 11 to the Consolidated Financial Statements. At December 31, 2002, the company held $684 million and $148 million of collateral supporting standby letters of credit and guarantees, and commercial and other letters of credit, respectively.

o $86 billion related to TRS cardmember protection plans, as well as other guarantees in the ordinary course of business that are within the scope of FIN 45, and therefore included in Note 11 to the Consolidated Financial Statements. Expenses relating to claims under these guarantees did not exceed $60 million in 2002.

LONG-TERM DEBT

o $16.3 billion of long-term debt, $8.4 billion maturing in less than one year, $7.1 billion maturing in one through three years, and the remainder maturing thereafter.

In addition to the items that are listed above, the company has entered into other contracts in the normal course of business that involve potential future cash payments, which are either required or contingent upon the occurrence of certain events. Management believes payments under these contracts will not have a material adverse impact on liquidity.

FINANCING ACTIVITIES

The company's most significant borrowing and liquidity needs are associated with TRS' card businesses. TRS pays merchants for card transactions and bills cardmembers accordingly. TRS funds merchant payments during the period cardmember loans and receivables are outstanding. See TRS' Liquidity and Capital Resources section for further discussion regarding TRS' specific financing activities, including the owned receivable portfolio. AEFA's borrowing needs are less significant as its funds are generated through operations, primarily by the sale of insurance, annuity, or certificate products. AEB's principal funding source is customer deposits. It could experience a tightening of liquidity if customer deposits were withdrawn to the extent that loans, which are generally not readily marketable, would have to be liquidated. Such a tightening, which is not expected to occur, could be funded, among other means, by the sale of investment securities.

                                      7               (2002 Annual Report p.32)

The company's credit ratings are critical to maintaining short-term funding sources and determining related interest costs. Rating agencies review factors such as capital adequacy, liquidity, business volumes, asset quality and economic market trends, among others, in assessing the company's appropriate ratings. See Risk Management section below for a discussion of the potential effects of a rating downgrade.

The company maintains sufficient equity capital to support its businesses. Discretion is maintained to shift capital among business units as appropriate. For example, the company may infuse additional capital into subsidiaries to maintain capital at targeted levels, which include consideration of debt ratings and regulatory requirements. These infused amounts can affect both Parent Company capital and liquidity levels. The company maintains flexibility to manage these effects, including the issuance of public debt or the reduction of projected common share buybacks. Additionally, the company may transfer short-term funds within the company to meet liquidity needs, subject to and in compliance with various contractual and regulatory constraints.

The Parent Company generally funds shareholder dividends and other general corporate financing needs through an intercompany dividend policy. The Board of Directors has authorized a Parent Company commercial paper program supported by a $1 billion multi-purpose credit facility that expires in increments through 2007. There was no Parent Company commercial paper outstanding during 2002 or 2001, and no borrowings have been made under this credit facility.

Total Parent Company long-term debt outstanding was $2.7 billion and $2.1 billion at December 31, 2002 and 2001, respectively. During 2002, the Parent Company issued $750 million of 3.75% notes due 2007, using the proceeds for general corporate purposes. At December 31, 2002 and 2001, the Parent Company had $2.8 billion and $3.6 billion, respectively, of debt or equity securities available for issuance under shelf registrations filed with the Securities and Exchange Commission (SEC).

The company maintained committed back-up lines of credit totaling $11.5 billion (including the $1.0 billion at the Parent Company mentioned earlier) at December 31, 2002. The availability of the credit lines is subject to the company's compliance with certain financial covenants, including the maintenance by the company of consolidated tangible net worth of at least $7.75 billion, the maintenance by American Express Credit Corporation (Credco), a wholly-owned subsidiary of TRS, of a 1.25 ratio of combined earnings and fixed charges to fixed charges, and the compliance by American Express Centurion Bank (Centurion Bank), a wholly-owned subsidiary of TRS, with applicable regulatory capital adequacy guidelines. At December 31, 2002, the company's consolidated tangible net worth was approximately $12 billion, Credco's ratio of combined earnings and fixed charges to fixed charges was
1.38 and Centurion Bank exceeded the Federal Deposit Insurance Corporation's "well capitalized" regulatory capital adequacy guidelines.

In addition, TRS, Centurion Bank, Credco, American Express Overseas Credit Corporation Limited, a wholly-owned subsidiary of Credco, and AEB have established programs for the issuance, outside the United States, of debt instruments to be listed on the Luxembourg Stock Exchange. The maximum aggregate principal amount of debt instruments outstanding at any one time under the program will not exceed $6.0 billion. At December 31, 2002 and 2001, $0.5 billion and $1.3 billion of debt, respectively, was outstanding under this program.

RISK MANAGEMENT

The company's risk management objective is to monitor and control risk exposures to earn returns commensurate with the appropriate level of risk assumed. Management establishes and oversees implementation of Board-approved policies covering the company's funding, investments and the use of derivative financial instruments. The company's Treasury department, along with various asset and liability committees in its business segments, is responsible for managing financial market risk exposures within the context of Board-approved policies. See Note 9 to the Consolidated Financial Statements for a discussion of the company's use of derivatives.

The Corporate Risk Management Committee (CRMC) supplements the risk management capabilities resident within the business segments by routinely reviewing key financial market, credit, operational and other risk concentrations across the company and recommending action where appropriate. The CRMC promotes a rigorous understanding of risks across the company and supports senior management in making risk-return decisions.

Hedging strategies for financial market risk exposures are established, maintained and monitored by the company's Treasury department. A variety of strategies and instruments are employed to manage interest rate, foreign currency and equity market

                                       8               (2002 Annual Report p.33)
exposures. The extent of the company's unhedged exposures varies over time based on current foreign exchange and interest rates, equity market levels, the macro-economic environment and the hedging impact on particular business objectives.

Management considers the risk of liquidity and cost of funds from the company's financing activities. Management believes a decline in the company's long-term credit rating by two levels could result in the company having to significantly reduce its commercial paper and other short-term borrowings and replace them, in part, by drawing on existing credit lines. Remaining borrowing requirements would be addressed through other means such as additional securitizations, increased deposit taking and the sale of investment securities. This would result in higher interest expense on the company's commercial paper and other debt, as well as higher fees related to unused lines of credit. The company believes a two level downgrade is unlikely due to its capital position and growth prospects.

The company's foreign exchange exposures arise primarily from cross-currency charges made by cardmembers, as well as from cash flow and balance sheet exposures denominated in foreign currencies. The company primarily uses spot and forward foreign exchange contracts to manage the cross border transaction exposures resulting from cardmember cross border spending in which the merchant transaction currency differs from the billing currency.

In addition, the company funds a portion of its local currency operations by raising U.S. dollar funding and converting U.S. dollars to local currency through foreign exchange derivative contracts. These foreign exchange instruments are sometimes combined with interest rate swaps to achieve the desired level of local market interest rate risk. Finally, the U.S. dollar value of anticipated future earnings in foreign currencies is economically managed from time to time using foreign exchange forward contracts.

The company also uses master netting agreements which allow the company to settle multiple contracts with a single counterparty in one net receipt or payment in the event of counterparty default.

The risk management sections for each segment include sensitivity analyses of different types of market risk and estimate the effects of hypothetical sudden and sustained changes in the applicable market conditions on the ensuing year's earnings, based on year-end positions. The market changes, assumed to occur as of year-end, are a 100 basis point increase in market interest rates, a 10 percent strengthening of the U.S. dollar versus all other currencies, and a 10 percent decline in the value of equity securities under management at AEFA. Computations of the prospective effects of hypothetical interest rate, foreign exchange rate and equity market changes are based on numerous assumptions, including relative levels of market interest rates, foreign exchange rates and equity prices, as well as the levels of assets and liabilities. The hypothetical changes and assumptions will be different from what actually occurs in the future. Furthermore, the computations do not incorporate actions that management could take if the hypothetical market changes actually occur. As a result, actual earnings consequences will differ from those quantified.

SUPPLEMENTAL INFORMATION -- MANAGED NET REVENUES

The following supplemental information is presented on the basis used by management to evaluate operations. It differs in two respects from the accompanying financial statements, which are prepared in accordance with GAAP. First, revenues are presented as if there had been no asset securitizations at TRS. This format is generally termed on a managed basis, as further discussed in the TRS section of the Financial Review. Second, revenues are considered net of AEFA's provisions for losses and benefits for annuities, insurance and investment certificate products, which are essentially spread businesses, as further discussed in the AEFA section of the Financial Review. A reconciliation of consolidated revenues from a GAAP to a net managed basis is as follows:


Years Ended December 31, (Millions)                         2002                  2001            2000
-----------------------------------------------------------------------------------------------------------
GAAP revenues                                           $ 23,807                  $ 22,582        $ 23,675
   Effect of TRS securitizations                             948                       743             321
   Effect of AEFA provisions for losses and benefits      (1,954)                   (1,966)         (1,911)
-----------------------------------------------------------------------------------------------------------
Managed net revenues                                    $ 22,801                  $ 21,359        $ 22,085
===========================================================================================================

                                       9               (2002 Annual Report p.34)

Managed net revenues increased 7 percent in 2002 to $22.8 billion, compared with $21.4 billion in 2001 which was 3 percent lower than 2000. Managed net revenues rose in 2002 due to greater discount revenues, higher lending spreads and loan balances, and higher revenues related to AEFA's investment portfolio. These items were partially offset by lower management fees and weaker travel revenues. 2001 net revenues declined due to lower spreads on AEFA's investment portfolio, weaker travel revenues as well as lower management and distribution fees. These items were partially offset by an increase in cards-in-force, larger loan balances and greater insurance revenues.

See TRS and AEFA segments for a discussion of why a managed basis presentation at TRS and net revenues at AEFA is used by management and is important to investors.


TRAVEL RELATED SERVICES

RESULTS OF OPERATIONS
STATEMENTS OF INCOME

Years Ended December 31, (Millions)                  2002              2001             2000
----------------------------------------------------------------------------------------------------
Net revenues:
    Discount revenue                              $ 7,931           $ 7,714             $ 7,779
    Net card fees                                   1,726             1,675               1,651
    Lending:
        Finance charge revenue                      1,995             2,363               2,280
        Interest expense                              510               939               1,025
---------------------------------------------------------------------------------------------------
            Net finance charge revenue              1,485             1,424               1,255
    Travel commissions and fees                     1,408             1,537               1,821
    Travelers Cheque investment income                375               394                 387
    Securitization income                           1,941             1,432               1,012
    Other revenues                                  2,855             3,183               3,215
--------------------------------------------------------------------------------------------------
            Total net revenues                     17,721            17,359              17,120
--------------------------------------------------------------------------------------------------
Expenses:
    Marketing and promotion                         1,456             1,237               1,434
    Provision for losses and claims:
        Charge card                                   960             1,195               1,006
        Lending                                     1,369             1,318                 891
        Other                                         149               164                 105
--------------------------------------------------------------------------------------------------
            Total                                   2,478             2,677               2,002
    Charge card interest expense                    1,001             1,443               1,202
    Net discount expense                               --                96                 489
    Human resources                                 3,503             3,992               4,126
    Other operating expenses                        6,207             5,442               5,154
    Restructuring charges                              (4)              414                  --
    Disaster recovery charge                           --                79                  --
---------------------------------------------------------------------------------------------------
            Total expenses                         14,641            15,380              14,407
---------------------------------------------------------------------------------------------------
Pretax income                                       3,080             1,979               2,713
Income tax provision                                  945               520                 784
---------------------------------------------------------------------------------------------------
Net income                                        $ 2,135           $ 1,459             $ 1,929
===================================================================================================

                                       10              (2002 Annual Report p.35)

Travel Related Services reported net income of $2.1 billion in 2002, a 46 percent increase from $1.5 billion in 2001, which was down 24 percent from 2000. 2001 results included restructuring charges of $414 million ($267 million after-tax) and one-time costs and waived customer fees directly related to the September 11th terrorist attacks of $87 million ($57 million after-tax).

The following management discussion includes information on both a GAAP basis and managed basis. The managed basis presentation assumes there have been no securitization transactions, i.e., all securitized cardmember loans and related income effects are reflected in the company's balance sheet and income statement, respectively. The company presents TRS information on a managed basis because that is the way the company's management views and manages the business. Management believes that a full picture of trends in the company's cardmember lending business can only be derived by evaluating the performance of both securitized and non-securitized cardmember loans. Asset securitization is just one of several ways for the company to fund cardmember loans. Use of a managed basis presentation, including non-securitized and securitized cardmember loans, presents a more accurate picture of the key dynamics of the cardmember lending business, avoiding distortions due to the mix of funding sources at any particular point in time. For example, irrespective of the mix, it is important for management and investors to see metrics, such as changes in delinquencies and write-off rates, for the entire cardmember lending portfolio because it is more representative of the economics of the aggregate cardmember relationships and ongoing business performance and trends over time. It is also important for investors to see the overall growth of cardmember loans and related revenue and changes in market share, which are significant metrics in evaluating the company's performance and which can only be properly assessed when all non-securitized and securitized cardmember loans are viewed together on a managed basis.

On a GAAP basis, results reflect only net finance charge revenue on the owned portfolio, comprised of unsecuritized cardmember and other loans. Revenues relating to the company's retained interest in securitized loan receivables are shown in securitization income, which includes gains on securitizations (as discussed below), net finance charge revenue on retained interests in securitized loans and servicing income. Securitization income increased 35 percent in 2002 and 42 percent in 2001 as a result of a higher average balance of cardmember lending securitizations and improved spreads. Other revenue decreased 10 percent in 2002 as a result of lower interest income on investment and liquidity pools held within card funding vehicles. In 2001, other revenue was flat. See Selected Statistical Information below for data relating to TRS' owned portfolio.

TRS' results for the years ended December 31, 2002, 2001 and 2000 included net cardmember lending securitization gains of $136 million ($88 million after-tax), $155 million ($101 million after-tax) and $142 million ($92 million after-tax), respectively. Management views the gains from securitizations as discretionary benefits to be used for card acquisition expenses, which are reflected in both marketing and promotion and other operating expenses. Consequently, the managed basis presentation for the years ended December 31, 2002, 2001 and 2000 assumes that lending securitization gains were offset by higher marketing and promotion expense of $81 million, $92 million and $86 million, respectively, and other operating expense of $55 million, $63 million and $56 million, respectively. Accordingly, the incremental expenses, as well as the gains, have been eliminated. The following table reconciles the GAAP basis for certain TRS income statement line items to the managed basis information, where different.

                                       11              (2002 Annual Report p.36)


GAAP BASIS TO MANAGED BASIS RECONCILIATION -- EFFECT OF SECURITIZATIONS
Years Ended December 31, (Millions)

------------------------------------------------------------------------------------------------------------------------------
                                                                                      Effect of Securitizations
------------------------------------------------------------------------------------------------------------------------------
                                           GAAP Basis                Securitization Effect                Managed Basis
                              ------------------------------------------------------------------------------------------------
                                2002      2001       2000      2002       2001       2000        2002         2001     2000
------------------------------------------------------------------------------------------------------------------------------

Net revenues:
   Discount revenue            $ 7,931    $ 7,714    $ 7,779
   Net card fees                 1,726      1,675      1,651    $   --    $   16   $      2    $  1,726    $  1,691  $  1,653
   Lending:
     Finance charge revenue      1,995      2,363      2,280     2,509     2,259      1,697       4,504       4,622     3,977
     Interest expense              510        939      1,025       340       545        569         850       1,484     1,594
------------------------------------------------------------------------------------------------------------------------------
         Net finance
           charge revenue        1,485      1,424      1,255     2,169     1,714      1,128       3,654       3,138     2,383
   Travel commissions
     and fees                    1,408      1,537      1,821
   Travelers Cheque
     investment income             375        394        387
   Securitization income         1,941      1,432      1,012    (1,941)   (1,432)    (1,012)         --          --        --
   Other revenues                2,855      3,183      3,215       720       445        203       3,575       3,628     3,418
-----------------------------------------------------------------------------------------------------------------------------
         Total net revenues     17,721     17,359     17,120       948       743        321      18,669      18,102    17,441
-----------------------------------------------------------------------------------------------------------------------------
   Expenses:
     Marketing and promotion     1,456      1,237      1,434      (81)       (92)       (86)      1,375       1,145     1,348
     Provision for losses
       and claims:
         Charge card               960      1,195      1,006        --        36        151         960       1,231     1,157
         Lending                 1,369      1,318        891     1,098       925        595       2,467       2,243     1,486
         Other                     149        164        105
-----------------------------------------------------------------------------------------------------------------------------
           Total                 2,478      2,677      2,002     1,098       961        746       3,576       3,638     2,748
-----------------------------------------------------------------------------------------------------------------------------
   Charge card
     interest expense            1,001      1,443      1,202       (14)       33        206         987       1,476     1,408
   Net discount expense             --         96        489        --       (96)      (489)         --          --        --
   Human resources               3,503      3,992      4,126
   Other operating
     expenses                    6,207      5,442      5,154       (55)      (63)       (56)      6,152       5,379     5,098
   Restructuring charges            (4)       414         --
   Disaster recovery charge         --         79         --
-----------------------------------------------------------------------------------------------------------------------------
         Total expenses         14,641     15,380     14,407   $   948    $  743    $   321    $ 15,589    $ 16,123  $ 14,728
-----------------------------------------------------------------------------------------------------------------------------
Pretax income                    3,080      1,979      2,713
Income tax provision               945        520        784
-------------------------------------------------------------
Net income                     $ 2,135    $ 1,459    $ 1,929
-------------------------------------------------------------

The following discussion of TRS' results is presented on a managed basis.

In 2002, TRS' net revenues rose 3 percent as a result of greater net finance charge revenue, higher cardmember spending and increased cards-in-force, partially offset by lower travel commissions and fees, Travelers Cheque investment income and other revenues. These increases reflect the benefits of higher net finance charge revenue from the cardmember lending portfolio due to higher loan balances and improved spreads and growth in worldwide billed business. 2001 net revenues were 4 percent higher than 2000 as increased cards-in-force, growth in cardmember loans outstanding and higher fee revenue were partially offset by relatively flat worldwide billed business and lower travel commissions and fees. The 2001 performance reflected overall weakness in the economy, especially within the travel and entertainment sectors.

                                       12              (2002 Annual Report p.37)

Discount revenue rose 3 percent during 2002 as a result of a 4 percent increase in billed business partially offset by a lower discount rate. Discount revenue fell 1 percent in 2001 as billed business growth was more than offset by a lower discount rate. The 4 percent increase in billed business in 2002 primarily resulted from a 4 percent growth in cards-in-force and higher spending per basic cardmember worldwide. U.S. cards-in-force rose 2 percent and 4 percent in 2002 and 2001, respectively, reflecting the impact of more selective consumer card and small business acquisition activities during the past year in light of weak economic conditions. International cards-in-force increased 8 percent and 12 percent in 2002 and 2001, respectively, due to growth in proprietary card products, as well as network card growth. Proprietary card growth was slower during 2002, reflecting attrition due to adverse business conditions in Argentina, Brazil and Hong Kong. Cards-in-force growth accelerated worldwide in the second half of 2002, including the addition of over 900,000 cards in the fourth quarter.

U.S. billed business rose 4 percent reflecting 8 percent growth within the consumer card business (on 10 percent higher transaction volume), 4 percent growth in small business services volume and a 3 percent decline within Corporate Services. U.S. non-T&E related volume categories (which represented approximately 63 percent of U.S. billed business during 2002) grew 9 percent versus last year while U.S. T&E volumes declined 2 percent. Worldwide airline related volume declined 6 percent on a single-digit decline in the average airline charge and flat transaction volumes. The decline in the discount rate in 2001 reflects the cumulative impact of stronger than average growth in the lower rate retail and other "everyday spend" merchant categories (i.e., supermarkets, discounters, etc.).

Net card fees increased slightly in 2002 and 2001, reflecting the growth in cards-in-force in both years. The average fee per card remained at $34 in both 2002 and 2001, down from $36 in 2000, reflecting the mix shift toward lower and no fee products.

Lending net finance charge revenue rose 16 percent and 32 percent in 2002 and 2001, respectively. During 2002, average worldwide lending balances increased 7 percent. The net interest yield on the U.S. portfolio rose, as a decrease in the proportion of the portfolio on introductory rates and the benefit of declining funding costs throughout both years were partially offset by the evolving mix of products toward more lower-rate offerings.

Travel commissions and fees declined 8 percent in 2002 as a result of a 10 percent contraction in travel sales reflecting the weaker corporate travel environment throughout the year. Travel commissions and fees declined 16 percent in 2001 as a result of a 24 percent contraction in travel sales due to the effects of the September 11th terrorist attacks and the weaker corporate travel environment. Other revenues decreased 2 percent in 2002 due to significantly lower interest income on investment and liquidity pools held within card funding vehicles, which partially offset higher insurance related revenues. The increases in other revenues in 2001 include the effect of higher card related fee income and larger insurance premiums.

Marketing and promotion expense increased 20 percent in 2002 from the launch of the new brand advertising campaign, the introduction of the new charge cards with Membership Rewards built-in and the Cash Rebate card, more loyalty marketing, and an increase in selected card acquisition activities. Marketing and promotion expense declined 15 percent in 2001 as certain marketing efforts were rationalized in light of the weaker business environment.

The charge card provision on card products decreased 22 percent in 2002 on strong credit quality reflected in an improved past due rate and loss ratio. The net loss ratio decreased to 0.38% in 2002 from 0.42% in 2001. Charge card provision increased in 2001 due to higher volumes and generally weaker economic and business conditions. The worldwide lending provision rose in both 2002 and 2001, reflecting portfolio growth and, in 2002, increased reserve coverage levels. In 2001, the increase was also due to generally weaker economic and business conditions, as unemployment and bankruptcies increased. The net write-off rate was 6.0% in 2002 versus 5.6% in 2001.

Charge card interest expense declined 33 percent in 2002 due to a lower effective cost of funds and a lower average receivable balance. Charge card interest expense rose in 2001 as a result of higher borrowing rates which were partly offset by lower billed business volumes.

                                       13              (2002 Annual Report p.38)

In 2002 and 2001, human resources expense decreased 12 percent and 3 percent, respectively, as a result of a lower average number of employees, reflecting ongoing reengineering efforts throughout both years, and, in 2002, the impact of a technology outsourcing agreement. Other operating expenses increased 14 percent in 2002 due to higher costs related to cardmember loyalty programs, losses primarily from strategic investments versus gains in the prior year, as well as the impact of the technology outsourcing agreement, which transferred costs from human resources expense, although at a lower level. These increases were partially offset by reengineering initiatives and other cost containment efforts. Similarly, in 2001, other operating expenses rose due to cardmember loyalty programs, business growth and lower gains than the prior year, partially offset by reengineering activities and other cost containment efforts.


SELECTED STATISTICAL INFORMATION

(Billions, except percentages and where indicated)
Years Ended December 31,                                            2002           2001              2000
---------------------------------------------------------------------------------------------------------------------

Total cards-in-force (millions):
   United States                                                    35.1           34.6              33.3
   Outside the United States*                                       22.2           20.6              18.4
---------------------------------------------------------------------------------------------------------------------
      Total                                                         57.3           55.2              51.7
---------------------------------------------------------------------------------------------------------------------
Basic cards-in-force (millions):
   United States                                                    26.9           26.8              26.3
   Outside the United States*                                       18.3           15.6              13.9
----------------------------------------------------------------------------------------------------------------------
      Total                                                         45.2           42.4              40.2
----------------------------------------------------------------------------------------------------------------------
Card billed business:
   United States                                               $   234.1       $  224.5         $   221.7
   Outside the United States                                        77.3           73.5              75.0
----------------------------------------------------------------------------------------------------------------------
      Total                                                    $   311.4       $  298.0         $   296.7
----------------------------------------------------------------------------------------------------------------------
Average discount rate*                                              2.64%          2.67%             2.70%
Average basic cardmember spending (dollars)*                   $   7,645       $  7,666         $   8,229
Average fee per card -- managed (dollars)*                     $      34       $     34         $      36
Non-Amex brand:**
   Cards-in-force (millions)                                         0.7            0.7               0.6
   Billed business                                             $     3.7       $    3.4         $     3.2
Travel sales                                                   $    15.5       $   17.2         $    22.6
   Travel commissions and fees/sales                                 9.1%           8.9%              8.1%
Travelers Cheque:
   Sales                                                       $    22.1       $   23.5         $    24.6
   Average outstandings                                        $     6.5       $    6.4         $     6.4
   Average investments                                         $     6.9       $    6.6         $     6.2
   Tax equivalent yield                                              8.7%           9.0%              8.9%
======================================================================================================================


 * CARDS-IN-FORCE INCLUDE PROPRIETARY CARDS AND CARDS ISSUED UNDER NETWORK PARTNERSHIP AGREEMENTS OUTSIDE THE U.S. AVERAGE DISCOUNT RATE, AVERAGE BASIC CARDMEMBER SPENDING AND AVERAGE FEE PER CARD ARE COMPUTED FROM PROPRIETARY CARD ACTIVITIES ONLY. AT SEPTEMBER 30, 2002, 1.5 MILLION OF CANADIAN LENDING CARDS WERE TRANSFERRED TO BASIC (THOUGH THESE TYPES OF CARDS WERE AVAILABLE UNDER A SUPPLEMENTAL CARD PROGRAM) AS THE SPECIFIC CARDS WERE ISSUED UNDER A STAND-ALONE OFFER. THE IMPACT OF THIS TRANSFER ON THE YEAR ENDED DECEMBER 31, 2001 WOULD HAVE BEEN TO INCREASE BASIC CARDS-IN-FORCE OUTSIDE THE U.S. TO 16.8 MILLION AND DECREASE AVERAGE BASIC CARDMEMBER SPENDING TO $7,447.

** THESE DATA RELATE TO VISA AND EUROCARDS ISSUED IN CONNECTION WITH JOINT VENTURE ACTIVITIES.

                                      14              (2002 Annual Report p.39)

SELECTED STATISTICAL INFORMATION (continued)

(Billions, except percentages and where indicated)
Years Ended December 31,                                 2002              2001             2000
---------------------------------------------------------------------------------------------------------
Charge card receivables:
   Total receivables                                   $   26.3           $  26.2       $   29.0
   90 days past due as a % of total                         2.2%             2.9%            2.3%
   Loss reserves (millions)                            $    930           $1,032        $    964
      % of receivables                                      3.5%             3.9%            3.3%
      % of 90 days past due                                 162%             136%            142%
   Net loss ratio                                          0.38%            0.42%           0.36%
U.S. Lending -- Owned Basis:
   Total loans                                         $   17.1           $ 16.9        $   17.4
   Past due loans as a % of total:
      30-89 days                                            2.0%             2.0%            1.7%
      90+ days                                              1.3%             1.3%            0.8%
   Loss reserves (millions):
      Beginning balance                                $    668           $  553        $    505
         Provision                                          954              998             663
         Net charge-offs/other                             (824)            (883)           (615)
---------------------------------------------------------------------------------------------------------
      Ending balance                                   $    798           $  668        $    553
=========================================================================================================
      % of loans                                            4.7%             3.9%            3.2%
      % of past due                                         143%             120%            124%
   Average loans                                       $   15.3           $ 16.9        $   14.9
   Net write-off rate                                       5.9%             5.5%            4.4%
U.S. Lending -- Managed Basis:
   Total loans                                         $   34.3           $ 32.0        $   28.7
   Past due loans as a % of total:
      30-89 days                                            1.9%             2.1%            1.9%
      90+ days                                              1.2%             1.2%            0.9%
   Loss reserves (millions):
      Beginning balance                                $  1,077           $  820        $    672
         Provision                                        2,053            1,933           1,258
         Net charge-offs/other                           (1,833)          (1,676)         (1,110)
---------------------------------------------------------------------------------------------------------
      Ending balance                                   $  1,297           $1,077        $    820
=========================================================================================================
      % of loans                                            3.8%             3.4%            2.9%
      % of past due                                         120%             101%            104%
   Average loans                                       $   32.0           $ 30.7        $   25.8
   Net write-off rate                                       6.0%             5.6%            4.4%
   Net interest yield                                       9.8%             8.8%            7.6%
=========================================================================================================

TRS' owned portfolio is primarily comprised of cardmember receivables generated by the company's charge card products, unsecuritized U.S. cardmember loans, international cardmember loans and unsecuritized equipment leasing receivables.

As discussed more fully in Financing Activities, the company securitizes U.S. cardmember loans as part of its financing strategy; consequently, the level of unsecuritized U.S. cardmember loans is primarily a function of the company's financing requirements. As a portfolio, unsecuritized U.S. cardmember loans tend to be less seasoned than securitized loans, primarily because of the lead time required to designate and securitize each loan. The company does not securitize international loans. Delinquency, reserve coverage and net write-off rates have historically been generally comparable between the company's owned and managed portfolios.

                                       15              (2002 Annual Report p.40)

LIQUIDITY AND CAPITAL RESOURCES

SELECTED BALANCE SHEET INFORMATION (GAAP BASIS)

December 31, (Billions, except percentages)                      2002          2001
------------------------------------------------------------------------------------------

Accounts receivable, net                                     $   28.1       $ 28.5
Travelers Cheque investments                                 $    7.4       $  6.8
U.S. cardmember loans                                        $   17.1       $ 16.9
Total assets                                                 $   72.2       $ 69.4
Travelers Cheques outstanding                                $    6.6       $  6.2
Short-term debt                                              $   21.7       $ 31.8
Long-term debt                                               $   14.8       $  6.0
Total liabilities                                            $   64.9       $ 62.7
Total shareholder's equity                                   $    7.3       $  6.7
Return on average equity*                                        29.9%        21.9%
Return on average assets**                                        3.2%         2.1%
==========================================================================================

 * COMPUTED ON A TRAILING 12-MONTH BASIS EXCLUDING THE EFFECT ON SHAREHOLDER'S EQUITY OF UNREALIZED GAINS OR LOSSES RELATED TO SFAS NO. 115 AND SFAS NO. 133.

** COMPUTED ON A TRAILING 12-MONTH BASIS EXCLUDING THE EFFECT ON TOTAL ASSETS OF UNREALIZED GAINS OR LOSSES RELATED TO SFAS NO. 115 AND SFAS NO. 133 TO THE EXTENT THAT THEY DIRECTLY AFFECT SHAREHOLDER'S EQUITY.

FINANCING ACTIVITIES

TRS funds its charge card receivables and cardmember loans using various funding sources, such as long- and short-term debt, medium-term notes, commercial paper and asset securitizations. In 2002, the company shifted its funding strategy to reduce its reliance on short-term debt; at December 31, 2002, short-term debt was 56% of total debt versus 80% a year ago. Charge card receivables are predominantly funded by Credco and its subsidiaries while funding for cardmember loans is primarily through Centurion Bank.

SECURITIZATIONS

The American Express Credit Account Master Trust (the Trust) securitized $4.6 billion and $4.3 billion of loans in 2002 and 2001, respectively, through the public issuance of investor certificates. During 2002 and 2001, $2 billion and $1 billion, respectively, of investor certificates that were previously issued by the Trust matured. The securitized assets consist of loans arising in a portfolio of designated consumer American Express Credit Card, Optima Line of Credit and Sign & Travel/Extended Payment Option revolving credit accounts or features owned by Centurion Bank, a wholly-owned subsidiary of TRS, and, in the future, may include other charge or credit accounts, features or products. At December 31, 2002 and 2001, TRS had a total of $16.9 billion and $14.3 billion, respectively, of Trust-related securitized loans which are not on the Consolidated Balance Sheets. In early 2003, the company securitized an additional $920 million of loans.

Under the terms of the Trust pooling and servicing agreement, the occurrence of certain events could result in the Trust being required to pay down the investor certificates before their expected payment dates over an early amortization period. Examples of these events include: the failure or the decline of the securitized assets to generate specified yields over a defined period of time, and the decline of the total of the securitized assets' principal balances below a specified percentage of total investor certificates outstanding after the failure to add additional securitized assets as required by the agreement. The company does not expect an early amortization event to occur. In the event of a pay down, $15.4 billion of assets would revert to the balance sheet and an alternate source of funding of a commensurate amount would have to be obtained. Had a total pay down hypothetically occurred at a single point in time at December 31, 2002, the one-time negative effect on results of operations would have been approximately $693 million pretax, to re-establish reserves and accelerate amortization of the interest-only strip related to the $16.9 billion of cardmember loans that would revert to the balance sheet.

The American Express Master Trust (the Master Trust) securitizes charge card receivables generated under designated American Express Card, Gold Card and Platinum Card consumer accounts through the issuance of trust certificates. In 2002 and 2001, the Master Trust securitized $1.8 billion and $750 million, respectively, which remain on the Consolidated Balance Sheets. In 2001, $600 million of accounts receivable trust certificates that were previously issued by the Master Trust matured from the charge card securitization portfolio. The Master Trust specifies events, the occurrence of which would result in a pay

                                       16              (2002 Annual Report p.41)
down. The company does not expect a pay down to occur. While virtually no financial statement impact would result from a pay down, an alternate source of funding for $4.8 billion of receivables would have to be obtained.

With respect to both the Trust and the Master Trust, a decline in the actual or implied short-term credit rating of TRS below A-1/P-1 will trigger a requirement that TRS, as servicer, transfer collections on the securitized assets to investors on a daily, rather than a monthly, basis or make alternative arrangements with the rating agencies so as to allow TRS to continue to transfer collections on a monthly basis. Such alternative arrangements include obtaining appropriate guarantees for the performance of the payment and deposit obligations of TRS, as servicer.

TRS also securitizes equipment lease receivables. At December 31, 2002 and 2001, the amount sold and outstanding to third party investors was $254 million and $675 million, respectively. These sales result in a reduction of interest expense and provisions for losses, as well as servicing revenue, all of which are insignificant to the company's results of operations.

OTHER FINANCING ACTIVITIES

TRS, primarily through Credco, maintained commercial paper outstanding of approximately $11.2 billion at an average interest rate of 1.3% and approximately $18.0 billion at an average interest rate of 1.9% at December 31, 2002 and 2001, respectively. Additionally, during 2002, Credco issued an aggregate of $6.8 billion of medium-term notes at fixed and floating rates with maturities of one to three years. This reflects a shift in the funding strategy as the company is placing less reliance on short-term debt. In early 2003, Credco issued an additional $2 billion of floating rate medium-term notes, with maturities of one year that can be extended by the holders to up to five years.

Bank notes issued and Fed Funds purchased by Centurion Bank totaled approximately $8 billion during 2002. Borrowings under bank lines of credit totaled $1.2 billion and $1.3 billion at December 31, 2002 and 2001, respectively.

As of December 31, 2002, Credco had the ability to issue approximately $3.2 billion of debt securities under a shelf registration statement filed with the SEC, which amount was increased to approximately $18.2 billion in early 2003. In addition, approximately $10 billion of the company's unused lines of credit supporting TRS' commercial paper borrowings were allocated to Credco at December 31, 2002. These lines expire in increments from 2003 through 2007. Also, TRS had $2.6 billion in committed back-up lines of credit available at December 31, 2002 for other corporate purposes.

RISK MANAGEMENT

For TRS' charge card and fixed rate lending products, interest rate exposure is managed through a combination of shifting the mix of funding toward fixed rate debt and through the use of derivative instruments, with an emphasis on interest rate swaps, that effectively fix TRS' interest expense for the length of the swap. The company endeavors to lengthen the maturity of interest rate hedges in periods of falling interest rates and to shorten their maturity in periods of rising interest rates. For the majority of its cardmember loans, which are linked to a floating rate base and generally reprice each month, TRS uses floating rate funding. TRS regularly reviews its strategy and may modify it. Nontrading interest rate products, primarily interest rate swaps, with notional amounts of approximately $44 billion (a portion of which extends to 2005) were outstanding at December 31, 2002.

The detrimental effect on TRS' pretax earnings of a hypothetical 100 basis point increase in interest rates would be approximately $50 million ($40 million related to the U.S. dollar) and $48 million ($31 million related to the U.S. dollar), based on 2002 and 2001 year-end positions, respectively. This effect is primarily a function of the extent of variable rate funding of charge card and fixed rate lending products, to the degree that interest rate exposure is not managed by derivative financial instruments.

TRS' foreign exchange risk arising from cross-currency charges and balance sheet exposures is managed primarily by entering into agreements to buy and sell currencies on a spot or forward basis. At December 31, 2002, foreign currency products with total notional amounts of approximately $6.4 billion were outstanding, including foreign currency forward sales with notional amounts of $645 million which were contracted to manage a substantial portion of anticipated cash flows from operations in major overseas markets for 2003.

Based on the year-end 2002 and 2001 foreign exchange positions, but excluding the forward contracts managing the anticipated overseas operating results for the subsequent year, the effect on TRS' earnings of a hypothetical 10 percent strengthening of the U.S. dollar would be immaterial. With respect to the forward contracts related to anticipated overseas operating results for the subsequent year, a 10 percent strengthening would create hypothetical pretax gains of $59 million and $29 million related to the 2002 and 2001 year-end positions, respectively. Such gains, if any, would mitigate the negative effect of a stronger U.S. dollar on overseas earnings for the subsequent year.

                                       17              (2002 Annual Report p.42)

AMERICAN EXPRESS FINANCIAL ADVISORS
RESULTS OF OPERATIONS
STATEMENTS OF INCOME

Years Ended December 31, (Millions)                   2002                2001           2000
-----------------------------------------------------------------------------------------------------

Revenues:
   Investment income                                  $  2,058           $ 1,162        $ 2,292
   Management and distribution fees                      2,292             2,458          2,812
   Other revenues                                        1,267             1,171          1,026
-----------------------------------------------------------------------------------------------------
         Total revenues                                  5,617             4,791          6,130
=====================================================================================================
Expenses:
   Provision for losses and benefits:
      Annuities                                          1,034               989          1,018
      Insurance                                            737               648            556
      Investment certificates                              183               329            337
-----------------------------------------------------------------------------------------------------
         Total                                           1,954             1,966          1,911
   Human resources                                       1,898             1,969          2,093
   Other operating expenses                                907               762            643
   Restructuring charges                                    --               107             --
   Disaster recovery charge                                 (7)               11             --
-----------------------------------------------------------------------------------------------------
         Total expenses                                  4,752             4,815          4,647
=====================================================================================================
Pretax income (loss)                                       865               (24)         1,483
Income tax provision (benefit)                             233               (76)           451
-----------------------------------------------------------------------------------------------------
Net income                                            $    632           $    52        $ 1,032
=====================================================================================================

American Express Financial Advisors' net income increased to $632 million in 2002 from $52 million in 2001, a 95 percent decline from 2000. Included in 2001 results are restructuring charges of $107 million ($70 million after-tax) and one-time costs of $11 million ($8 million after-tax) directly related to the September 11th terrorist attacks. In addition, 2001 investment income and results included $1.01 billion in charges ($669 million after-tax) from the write down and sale of high-yield securities and from reducing risk within its investment portfolio. 2002 results include a benefit of $7 million ($4 million after-tax) to reverse a portion of the 2001 September 11th related reserves as a result of lower than anticipated insured loss claims. Total revenues rose 17 percent in 2002 due to higher investment income, reflecting the impact of the high-yield losses noted previously and higher levels of invested assets, higher insurance premiums and advice services fees, and higher distribution fees partially offset by reduced management fees from lower average levels of managed assets. Total revenues fell 22 percent in 2001 due to lower yields on investment portfolio products, reduced management and distribution fees and the high-yield losses noted earlier.

Investment income increased 77 percent reflecting the effect of the $1.01 billion in investment losses noted previously, higher average invested assets and the effect of depreciation in the S&P 500 this year on the value of options hedging outstanding stock market certificates and equity indexed annuities, which was offset in the related provisions for losses and benefits. Investment income decreased 49 percent in 2001 as the benefit from growth in average invested assets was more than offset by the high-yield losses mentioned earlier and from the decrease in the value of options hedging the outstanding stock market certificates, which was offset in the certificate provision for losses and benefits. Lower average yields, primarily due to the investment portfolio repositioning, also contributed to the decline in investment income during 2001.

AEFA's gross realized gains on sales of securities classified as Available-for-Sale, using the specific identification method, were $342 million, $157 million and $48 million for the years ended December 31, 2002, 2001 and 2000, respectively. Gross realized losses on sales were ($168 million), ($529 million) and ($35 million) for the same periods. AEFA also recognized losses of

                                       18              (2002 Annual Report p.43)

($204 million), ($428 million) and ($55 million) in other-than-temporary impairments on structured securities and corporate debt securities for the years ended December 31, 2002, 2001 and 2000, respectively.

For the year ended December 31, 2001, the "Investment Income" line in the Statement of Income is reduced by a $34 million charge ($22 million after-tax) related to the cumulative effect of the adoption of EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" as of January 1, 2001. Before this accounting change, which the company deems immaterial, the company's consolidated net income for the year ended December 31, 2001 was $1,333 million, basic earnings per common share was $1.01, and diluted earnings per common share was $1.00.

Management and distribution fees declined 7 percent in 2002 due to lower average assets under management, partially offset by higher distribution fees. The distribution fee increase is the result of lower mutual fund sales being more than offset by other product related sales increases. In 2001, management and distribution fees declined 13 percent due to lower average assets under management and weaker sales, particularly in mutual fund products, reflecting the negative impact of weak equity market conditions throughout the year.

Other revenues rose in both 2002 and 2001 due to increased life and property-casualty insurance premiums and charges and higher financial planning and advice service fees.

The provision for losses and benefits for annuities increased 5 percent during 2002 reflecting a higher inforce level, increased costs related to guaranteed minimum death benefits, and the effect of depreciation in the S&P 500 on equity indexed annuities, partially offset by the benefit of a lower crediting rate. In 2001, the provision for losses and benefits for annuities declined due to lower fixed annuities inforce and the benefit of lower crediting rates. Insurance provisions for losses and benefits rose in 2002 and 2001, reflecting higher inforce levels in both years and, in 2002, higher claims, partially offset by a lower crediting rate. Investment certificate provisions for losses and benefits decreased 44 percent during 2002 due to lower crediting rates, partially offset by higher average reserve levels and the effect on the stock market certificate product of depreciation in the S&P 500 during 2002. Investment certificate provisions for losses and benefits decreased slightly in 2001 as higher average reserve levels were offset by lower crediting rates.

In the following table, the company presents AEFA's aggregate revenues on a basis that is net of provisions for losses and benefits because the company manages the AEFA business and evaluates its financial performance, where appropriate, in terms of the "spread" on its products. An important part of AEFA's business is margin related, particularly the insurance, annuity and certificate businesses. One of the gross margin drivers for the AEFA business is the return on invested cash, primarily generated by sales of insurance, annuity and investment certificates, less provisions for losses and benefits on these products. These investments tend to be interest rate sensitive. Thus, GAAP revenues tend to be higher in periods of rising interest rates, and lower in times of decreasing interest rates. The same relationship is true of provisions for losses and benefits, only it is more accentuated period-to-period because rates credited to customers' accounts generally reset at shorter intervals than the yield on underlying investments. The company presents this portion of the AEFA business on a net basis to eliminate potentially less informative comparisons of period-to-period changes in revenue and provisions for losses and benefits in light of the impact of these changes in interest rates.


Years Ended December 31, (Millions)                  2002              2001             2000
--------------------------------------------------------------------------------------------------

Total GAAP revenues                               $ 5,617           $ 4,791            $ 6,130
Less: Provision for losses and benefits -
   Annuities                                        1,034               989              1,018
   Insurance                                          737               648                556
   Investment certificates                            183               329                337
--------------------------------------------------------------------------------------------------
      Total                                         1,954             1,966              1,911
--------------------------------------------------------------------------------------------------
Net revenues                                      $ 3,663           $ 2,825            $ 4,219
==================================================================================================

Human resources expense declined 4 percent in 2002, reflecting lower field force compensation-related costs and the benefits of reengineering and cost containment initiatives within the home office where the average number of employees was down 15 percent from last year. Human resources expense also declined in 2001, reflecting lower field force compensation-related expenses due to the decline in the number of advisors and the impact of lower volumes on advisor compensation, as well as the

                                       19              (2002 Annual Report p.44)
benefits of reengineering and cost containment initiatives. In addition, 2001 expenses included an unfavorable net DAC adjustment of $39 million. Other operating expenses increased in both years. The 2002 increase reflects the impact of the technology outsourcing agreement, which resulted in the transfer of costs from human resources expense, a higher minority interest for premium deposits related to a joint venture with AEB, and a $44 million net increase in DAC expenses related to AEFA's third quarter 2002 adjustment discussed below. In 2001, the increase reflects accelerated investing activities for various strategic, reengineering, technology and product development projects and a higher minority interest related to the premium deposits joint venture with AEB. In 2001, other operating expenses included an unfavorable DAC adjustment of $28 million.

For annuity and insurance products, the projections underlying the amortization of DAC require the use of certain assumptions, including interest margins, mortality rates, persistency rates, maintenance expense levels, and customer asset value growth rates for variable products. Management routinely monitors a wide variety of trends in the business, including comparisons of actual and assumed experience. Management reviews and, where appropriate, adjusts its assumptions with respect to customer asset value growth rates on a quarterly basis. Management monitors other principal DAC assumptions, such as persistency, mortality rate, interest margin and maintenance expense level assumptions, each quarter. Unless management identifies a material deviation over the course of the quarterly monitoring, management reviews and updates these DAC assumptions annually in the third quarter of each year. When assumptions are changed, the percentage of estimated gross profits or portion of interest margins used to amortize DAC may also change. A change in the required amortization percentage is applied retrospectively; an increase in amortization percentage will result in an acceleration of DAC amortization while a decrease in amortization percentage will result in a deceleration of DAC amortization. The impact on results of operations of changing assumptions with respect to the amortization of DAC can be either positive or negative in any particular period, and is reflected in the period in which such changes are made. In 2002, excluding the third quarter, the impact of resetting these assumptions, along with the impact of unfavorable equity market performance, was an acceleration of $22 million pretax of DAC amortization. Third quarter impacts are described below.

During the third quarter of 2002, AEFA completed a comprehensive review of its DAC related practices. The specific areas reviewed included costs deferred and DAC amortization periods in addition to customer asset value growth rate assumptions (which are typically reviewed on a quarterly basis) and other assumptions including mortality rates and product persistency (which are typically updated on an annual basis in the third quarter). As a result of this review, AEFA took certain actions that resulted in a net $44 million increase in expenses in the third quarter of 2002.

o AEFA reset its customer asset value growth rate assumptions for variable annuity and variable life products to anticipate near-term and long-term growth at an annual rate of 7%. The customer asset value growth rate is the rate at which contract values are assumed to appreciate in the future. This rate is net of asset fees, and anticipates a blend of equity and fixed income investments. Prior to resetting these assumptions, AEFA was projecting long-term customer asset value growth at 7.5% and near-term growth at approximately twice that rate. The impact of resetting these assumptions, along with the impact of unfavorable third quarter 2002 equity market performance, was an acceleration of $173 million pretax of DAC amortization.

         Going forward, AEFA intends to continue to use a mean reversion method as a guideline in setting the near-term customer asset value growth rate, also referred to as the mean reversion rate. In periods when market performance results in actual contract value growth at a rate different than that assumed, AEFA will reassess the near-term rate in order to continue to project its best estimate of long-term growth. For example, if actual contract value growth during a quarter is less than 7% on an annualized basis, AEFA would increase the mean reversion rate assumed over the near term to the rate needed to achieve the long-term annualized growth rate of 7% by the end of that period, assuming this long-term view is still appropriate.

o AEFA revised certain mortality and persistency assumptions for universal and variable universal life insurance products and fixed and variable annuity products to better reflect actual experience and future expectations. The company completed a project to update the mortality table used in pricing universal and variable universal life products and in valuing the associated DAC. The most recently published life insurance industry mortality table was used as a starting point, and was then modified based on AEFA's experience. AEFA also observed that recent persistency of its universal life products was consistently better than expected, and determined the trend justified an improvement in assumed persistency rates. Additionally, AEFA reviewed and updated persistency assumptions for fixed and variable deferred annuity products. AEFA also reviewed

                                       20              (2002 Annual Report p.45)
         the periods over which DAC is amortized for fixed and variable deferred annuity products. Analysis showed that significant volumes of advisor-distributed fixed annuities were expected to persist beyond AEFA's 10-year DAC amortization period. As a result, the company extended the amortization period from 10 to 15 years to be more consistent with the period over which significant profits were expected and would result in a more appropriate matching of revenues and expense. Similarly, AEFA made slight increases in the amortization periods used for certain blocks of advisor-distributed variable annuities. These changes, along with revised assumptions projecting more favorable persistency and mortality rates, resulted in a decrease in DAC expense of $155 million pretax.

o Finally, AEFA reviewed its acquisition costs to clarify those costs that vary with and are primarily related to the acquisition of new and renewable annuity and insurance contracts, or are incremental and vary directly with the acquisition of back-end loaded mutual funds. AEFA revised the types and amounts of costs deferred, in part to reflect the impact of advisor platform changes and the effects of related reengineering. This resulted in an increase in expense of $26 million pretax recognized in the third quarter of 2002.

The adjustments made to customer asset value growth rate assumptions should reduce the risk of adverse DAC adjustments going forward, while changes made to mortality and persistency assumptions and DAC amortization periods somewhat increase the risk of adverse adjustments. Overall, AEFA believes it is less exposed to the risk of adverse DAC adjustments as a result of these changes. The changes relating to the types and amounts of costs deferred will somewhat accelerate the recognition of ongoing expenses, although these additional expenses should be offset to some extent as reengineering and other cost control initiatives are expected to mitigate their impact.

IMPACT OF RECENT MARKET-VOLATILITY ON RESULTS OF OPERATIONS

Various aspects of AEFA's business are impacted by equity market levels and other market-based events. Three areas in particular involve DAC, asset management fees and structured investments. The direction and magnitude of the changes in equity markets can increase or decrease DAC expense levels and asset management fees and correspondingly affect results of operations in any particular period. Similarly, the value of AEFA's structured investment portfolio is impacted by various market factors. Persistency of, or increases in, bond and loan default rates, among other factors, could result in negative adjustments to the market values of these investments in the future, which would adversely impact results of operations. See discussion of structured investments below.

SELECTED STATISTICAL INFORMATION


Years Ended December 31, (Millions, except where indicated)         2002              2001               2000
---------------------------------------------------------------------------------------------------------------

Life insurance inforce (billions)                              $   119.0           $  107.9         $   98.1
Deferred annuities inforce (billions)                          $    41.0           $   41.3         $   45.3
Assets owned, managed or administered (billions):
  Assets managed for institutions                              $    42.3           $   49.7         $   55.0
  Assets owned, managed or administered for individuals:
    Owned assets:
      Separate account assets                                       22.0               27.3             32.3
      Other owned assets                                            51.7               44.2             41.3
---------------------------------------------------------------------------------------------------------------
        Total owned assets                                          73.7               71.5             73.6
---------------------------------------------------------------------------------------------------------------
    Managed assets                                                  81.6               98.7            112.0
    Administered assets                                             33.0               33.4             34.4
---------------------------------------------------------------------------------------------------------------
        Total                                                  $   230.6           $  253.3         $  275.0
===============================================================================================================
Market appreciation (depreciation) during the period:
  Owned assets:
    Separate account assets                                    $  (5,057)          $ (5,752)        $ (5,109)
    Other owned assets                                         $     898           $    879         $    106
  Managed assets                                               $ (16,788)          $(18,662)        $(14,467)
---------------------------------------------------------------------------------------------------------------

                                       21              (2002 Annual Report p.46)


Years Ended December 31, (Millions, except percentages           2002              2001              2000
and where indicated)
---------------------------------------------------------------------------------------------------------------------

Cash sales:
  Mutual funds                                                    $31,945        $   33,581        $   44,068
  Annuities                                                         8,541             5,648             5,886
  Investment certificates                                           4,088             3,788             3,297
  Life and other insurance products                                   710               895               900
  Institutional                                                     3,727             5,006             6,601
  Other                                                             5,201             5,276             3,557
---------------------------------------------------------------------------------------------------------------------
Total cash sales                                                  $54,212        $   54,194        $   64,309
=====================================================================================================================
Number of financial advisors                                       11,689            11,535            12,663
Fees from financial plans and advice services                     $ 113.9        $    107.5        $     97.7
Percentage of total sales from financial plans and advice
  services                                                           73.3%             72.5%             68.1%
=====================================================================================================================

LIQUIDITY AND CAPITAL RESOURCES

SELECTED BALANCE SHEET INFORMATION


December 31, (Billions, except percentages)                      2002               2001
-------------------------------------------------------------------------------------------------

Investments                                                    $38.2             $ 33.6
Separate account assets                                        $22.0             $ 27.3
Deferred acquisition costs                                     $ 3.8             $  3.7
Total assets                                                   $73.7             $ 71.5
Client contract reserves                                       $37.3             $ 32.8
Separate account liabilities                                   $22.0             $ 27.3
Total liabilities                                              $67.4             $ 66.1
Total shareholder's equity                                     $ 6.3             $  5.4
Return on average equity*                                       11.6%               1.0%
-------------------------------------------------------------------------------------------------

* COMPUTED ON A TRAILING 12-MONTH BASIS EXCLUDING THE EFFECT ON SHAREHOLDER'S EQUITY OF UNREALIZED GAINS OR LOSSES RELATED TO SFAS NO. 115 AND SFAS NO. 133.

AEFA's total assets and liabilities increased in 2002 primarily due to higher investments and client contract reserves which were partially offset by decreases in separate account assets and liabilities, which declined primarily as a result of market depreciation. AEFA's total assets and liabilities decreased in 2001 due to declines in separate account assets and liabilities as a result of market depreciation, partly offset by positive net sales. Investments primarily include corporate debt and mortgage-backed securities. AEFA's corporate debt securities comprise a diverse portfolio with the largest concentrations, accounting for approximately 63 percent of the portfolio, in the following industries: banking and finance, utilities, communications and media, and transportation. Investments include $2.4 billion and $1.3 billion in below investment grade debt securities at December 31, 2002 and 2001, respectively, and $4.0 billion in investment loans at both December 31, 2002 and 2001. Non-performing assets relative to invested assets (excluding short-term cash positions) were 0.1% at both December 31, 2002 and 2001. Investments are principally funded by sales of insurance, annuities and certificates and by reinvested income. Maturities of these investments are largely matched with the expected future payments of insurance and annuity obligations.

During 2002, AEFA continued to hold investments in CDOs and secured loan trusts (SLTs), some of which are also managed by AEFA. As a condition to its managing certain CDOs, AEFA is required to invest in the residual or "equity" tranche of the CDO, which is typically the most subordinated tranche of securities issued by the CDO entity. AEFA invested in CDOs and SLTs as part of its investment strategy in order to pay a competitive rate to contractholders' accounts. AEFA's exposure as an investor is limited solely to its aggregate investment in the CDOs and SLTs, and it has no obligations or commitments, contingent or otherwise, that could require any further funding of such investments. As of December 31, 2002, the carrying values of the CDO residual tranches and SLT notes were $28 million and $684 million, respectively. CDOs and SLTs are illiquid investments. As an investor in the residual tranche of CDOs, AEFA's return correlates to the performance of portfolios of high-yield bonds and/or bank loans. As a noteholder of SLTs, AEFA's return is based on a reference portfolio of loans. The carrying value

                                       22             (2002 Annual Report p.47)
of the CDO and SLT investments and AEFA's projected return are based on discounted cash flow projections that require a significant degree of management judgment as to assumptions primarily related to default and recovery rates of the high-yield bonds and/or bank loans either held directly by the CDO or in the reference portfolio of the SLT and, as such, are subject to change. Generally, the SLTs are structured such that the principal amount of the loans in the reference portfolio may be up to five times that of the par amount of the notes held by AEFA. Although the exposure associated with AEFA's investment in CDOs and SLTs is limited to the carrying value of such investments, they are volatile investments and have a substantial degree of risk associated with them because the amount of the initial value of the loans and/or other debt obligations in the related portfolios is significantly greater than AEFA's exposure. Deterioration in the value of the high-yield bonds or bank loans would likely result in deterioration of AEFA's investment return with respect to the relevant CDO or SLT, as the case may be. In the event of significant deterioration of a portfolio, the relevant CDO or SLT may be subject to early liquidation, which could result in further deterioration of the investment return or, in severe cases, loss of the carrying amount. See
Note 1 to the Consolidated Financial Statements.

During 2001 the company placed a majority of its rated CDO securities and related accrued interest, as well as a relatively minor amount of other liquid securities (collectively referred to as transferred assets), having an aggregate book value of $905 million, into a securitization trust. In return, the company received $120 million in cash (excluding transaction expenses) relating to sales to unaffiliated investors and retained interests in the trust with allocated book amounts aggregating $785 million. As of December 31, 2002, the retained interests had a carrying value of $754 million, of which $520 million is considered investment grade. The company has no obligations, contingent or otherwise, to such unaffiliated investors. One of the results of this transaction is that increases and decreases in future cash flows of the individual CDOs are combined into one overall cash flow for purposes of determining the carrying value of the retained interests and related impact on results of operations.

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

The National Association of Insurance Commissioners (NAIC) adopted Risk Based Capital (RBC) requirements for life insurance companies. The RBC requirements are to be used as minimum capital requirements by the NAIC and states to identify companies that merit further regulatory action. At December 31, 2002, AEFA's life insurance businesses had adjusted capital in excess of amounts requiring regulatory action. Any dividend distributions in 2003 in excess of 10% of statutory capital and surplus would require approval of the Department of Commerce of the State of Minnesota.

In light of the investment losses recorded during the first half of 2001, AEFA received a capital contribution of $490 million from the Parent Company during 2001.

RISK MANAGEMENT

At AEFA, interest rate exposures arise primarily within its insurance and investment certificate subsidiaries. Rates credited to customers' accounts generally reset at shorter intervals than the yield on underlying investments. Therefore, AEFA's interest spread margins are affected by changes in the general level of interest rates. The extent to which the level of rates affects spread margins is managed primarily by a combination of modifying the maturity structure of the investment portfolio and entering into swaps or other derivative instruments that effectively lengthen the rate reset interval on customer liabilities. Interest rate derivatives with notional amounts totaling approximately $4.8 billion were outstanding at December 31, 2002 to hedge interest rate exposures.

The negative effect on AEFA's pretax earnings of a 100 basis point increase in interest rates, which assumes repricings and customer behavior based on the application of proprietary models, to the book of business at December 31, 2002 and 2001, would be approximately $21 million and $35 million for 2002 and 2001, respectively.

                                       23              (2002 Annual Report p.48)

AEFA has two primary exposures to the general level of equity markets: asset management fees and customer crediting rates based upon the returns on equity markets. AEFA earns fees from the management of equity securities in variable annuities, variable insurance, proprietary mutual funds and other managed assets. The amount of fees is generally based on the value of the portfolios, and thus is subject to fluctuation with the general level of equity market values. To reduce the sensitivity of AEFA's fee revenues to the general performance of equity markets, AEFA has from time to time entered into various combinations of financial instruments that mitigate the negative effect on fees that would result from a decline in the equity markets. In addition, AEFA writes and purchases index options to manage the margin related to certain investment certificate and annuity products that pay interest based upon the relative change in a major stock market index between the beginning and end of the product's term. At December 31, 2002, equity-based derivatives with a net notional amount of $208 million were outstanding to hedge equity market exposures.

The negative effect on AEFA's pretax earnings of a 10 percent decline in equity markets would be approximately $57 million and $81 million based on assets under management, certificate and annuity business in-force, and index options as of December 31, 2002 and 2001, respectively.

AEFA's owned investment securities are, for the most part, held by its life insurance and investment certificate subsidiaries, which primarily invest in long-term and intermediate-term fixed income securities to provide their clients with a competitive rate of return on their investments while controlling risk. Investment in fixed income securities is designed to provide AEFA with a targeted margin between the interest rate earned on investments and the interest rate credited to clients' accounts. AEFA does not trade in securities to generate short-term profits for its own account.

AEFA's life insurance and investment certificate subsidiaries' investment committees regularly review models projecting various interest rate scenarios and risk/return measures and their effect on the profitability of the company. The committees' objectives are to structure their investment security portfolios based upon the type and behavior of the products in the liability portfolios to achieve targeted levels of profitability within defined risk parameters and to meet contractual obligations. Part of the committees' strategies include the use of derivatives, such as interest rate caps, swaps and floors, for risk management purposes.

AMERICAN EXPRESS BANK
RESULTS OF OPERATIONS
STATEMENTS OF OPERATIONS


Years Ended December 31, (Millions)                   2002                2001                    2000
-------------------------------------------------------------------------------------------------------------------

Net revenues:
  Interest income                                     $  606              $ 698                   $ 735
  Interest expense                                       246                396                     484
-------------------------------------------------------------------------------------------------------------------
    Net interest income                                  360                302                     251
  Commissions and fees                                   215                203                     214
  Foreign exchange income and other revenues             170                144                     126
-------------------------------------------------------------------------------------------------------------------
      Total net revenues                                 745                649                     591
===================================================================================================================
Expenses:
  Human resources                                        236                247                     257
  Other operating expenses                               244                255                     273
  Provision for losses:
    Ongoing                                              147                 65                      28
    Restructuring related                                 --                 26                      --
-------------------------------------------------------------------------------------------------------------------
      Total provision for losses                         147                 91                      28
  Restructuring charges                                   (3)                70                      --
-------------------------------------------------------------------------------------------------------------------
      Total expenses                                     624                663                     558
===================================================================================================================
Pretax income (loss)                                     121                (14)                     33
Income tax provision (benefit)                            41                 (1)                      4
-------------------------------------------------------------------------------------------------------------------
Net income (loss)                                     $   80              $ (13)                  $  29
===================================================================================================================

                                       24              (2002 Annual Report p.49)

American Express Bank reported net income of $80 million in 2002, compared with a net loss of $13 million in 2001. 2001 results included restructuring charges of $96 million ($65 million after-tax). Net revenues rose 15 percent in 2002, primarily due to higher net interest income and foreign exchange income and other revenue. In 2001, net revenues rose 10 percent.

Net interest income in 2002 increased from a year ago due to the effects of lower funding costs. In 2001, net interest income increased, primarily due to higher consumer loans and the effects of lower funding costs, partially offset by decreases in corporate banking volumes. In 2002, commissions and fees increased due to growth in loan originations in the Personal Financial Services (PFS) business and greater non-credit transactions in the Financial Institutions Group, partially offset by lower results in Corporate Banking. In 2001, commissions and fees decreased due to lower results in corporate banking and lower mutual fund fees within the financial institution business, partially offset by higher loan volumes in PFS. In 2002, foreign exchange income and other revenue increased primarily because of higher joint venture income, due to lower funding costs within the premium deposits joint venture with AEFA. In 2001, foreign exchange income and other revenue increased due to higher income from the premium deposit joint venture, partially offset by lower corporate banking revenue and other joint venture income.

Combined human resources and other operating expenses declined in both 2002 and 2001, reflecting the benefits of reengineering activities and tighter expense controls. Provision for losses increased substantially in 2002 primarily due to higher bankruptcy related write-offs in the consumer lending portfolio in Hong Kong. In 2001, provisions for losses increased primarily due to higher PFS loan volumes.

SELECTED STATISTICAL INFORMATION


December 31, (Billions)                                 2002           2001             2000
-----------------------------------------------------------------------------------------------------

Assets managed*/administered                       $    12.5        $11.4       $     10.6
Assets of non-consolidated joint ventures          $     1.8        $ 1.9       $      2.1
======================================================================================================

*        INCLUDES ASSETS MANAGED BY AMERICAN EXPRESS FINANCIAL ADVISORS.


LIQUIDITY AND CAPITAL RESOURCES
SELECTED BALANCE SHEET INFORMATION


December 31, (Billions, except percentages and where indicated)               2002           2001
-----------------------------------------------------------------------------------------------------------------
Total loans                                                                 $   5.6         $    5.3
Total non-performing loans (millions)                                       $   119         $    123
Other non-performing assets (millions)                                      $    15         $     22
Reserve for credit losses (millions)*                                       $   158         $    148
Loan loss reserve as a % of total loans                                         2.7%             2.4%
Total PFS loans                                                             $   1.6         $    1.6
30+ days past due PFS loans as a % of total                                     5.4%             4.5%
Total assets                                                                $  13.2         $   11.9
Deposits                                                                    $   9.5         $    8.4
Total liabilities                                                           $  12.3         $   11.1
Total shareholder's equity (millions)                                       $   947         $    761
Return on average assets**                                                     0.67%          (0.11)%
Return on average common equity***                                             11.5%           (2.0)%
Risk-based capital ratios:
   Tier I                                                                      10.9%            11.1%
   Total                                                                       11.4%            12.2%
Leverage ratio                                                                  5.3%             5.3%
-----------------------------------------------------------------------------------------------------------------
*Allocation of reserves (millions):
   Loans                                                                    $   151         $    128
   Other assets, primarily derivatives                                            6                4
   Other liabilities                                                              1               16
-----------------------------------------------------------------------------------------------------------------
   Total reserve for credit losses                                          $   158         $    148
=================================================================================================================


** COMPUTED ON A TRAILING 12-MONTH BASIS EXCLUDING THE EFFECT ON TOTAL ASSETS OF UNREALIZED GAINS OR LOSSES RELATED TO SFAS NO. 115 AND SFAS NO. 133 TO THE EXTENT THAT THEY DIRECTLY AFFECT SHAREHOLDER'S EQUITY.

*** COMPUTED ON A TRAILING 12-MONTH BASIS EXCLUDING THE EFFECT ON SHAREHOLDER'S EQUITY OF UNREALIZED GAINS OR LOSSES RELATED TO SFAS NO. 115 AND SFAS NO. 133.

                                       25             (2002 Annual Report p.50)

AEB had worldwide loans outstanding at December 31, 2002 of approximately $5.6 billion, up from $5.3 billion at December 31, 2001. Activity during 2002 included a $400 million net decrease in corporate and other banking loans, which was more than offset by a $500 million increase in consumer and private banking loans and a $200 million increase in financial institution loans. As of December 31, 2002, consumer and private banking loans comprised 66 percent of total loans versus 60 percent at December 31, 2001. Corporate Banking and other loans comprised 9 percent of total loans at December 31, 2002 versus 18 percent at December 31, 2001. In addition to the loan portfolio, other banking activities, such as securities, unrealized gains on foreign exchange and derivatives contracts, various contingencies and market placements added approximately $8.0 billion and $7.3 billion to AEB's credit exposures at December 31, 2002 and 2001, respectively. Included in these additional exposures are relatively lower risk cash and securities related balances totaling $5.8 billion at December 31, 2002.

RISK MANAGEMENT

AEB employs a variety of financial instruments in managing its exposure to fluctuations in interest and currency rates. Derivative instruments consist principally of foreign exchange spot and forward contracts, foreign currency options, interest rate swaps, futures and forward rate agreements. Generally, they are used to manage specific interest rate and foreign exchange exposures related to deposits, long-term debt, equity, loans and securities holdings. At December 31, 2002, interest rate products with notional amounts totaling approximately $7.7 billion and $0.6 billion for trading and nontrading purposes, respectively, were outstanding. Notional amounts outstanding at December 31, 2002 for foreign currency products were approximately $18.1 billion and $5.3 billion for trading and nontrading purposes, respectively. Additionally, equity products with notional amounts of $120 million were outstanding at December 31, 2002.

The negative effect of a 100 basis point increase in interest rates on AEB's pretax earnings would be $18 million at both December 31, 2002 and 2001. The effect on earnings of a 10 percent strengthening of the U.S. dollar would be negligible and, with respect to translation exposure of foreign operations, would result in a $16 million and $11 million charge against equity as of December 31, 2002 and 2001, respectively.

AEB utilizes foreign exchange and interest rate products to meet the needs of its customers. Customer positions are usually, but not always, offset. They are evaluated in terms of AEB's overall interest rate or foreign exchange exposure. AEB also takes limited proprietary positions. Potential daily exposure from trading activities is calculated using a Value at Risk methodology. This model employs a parametric technique using a correlation matrix based on historical data. The Value at Risk measure uses a 99 percent confidence interval to estimate potential trading losses over a one-day period. At December 31, 2002 and 2001, the Value at Risk for AEB was less than $2 million.

Asset/liability and market risk management at AEB are supervised by the Asset and Liability Committee, which comprises senior business managers of AEB. It meets monthly and monitors: (i) liquidity, (ii) capital exposure, (iii) capital adequacy, (iv) market risk and (v) investment portfolios. The committee evaluates current market conditions and determines AEB's tactics within risk limits approved by AEB's Board of Directors. AEB's treasury and risk management operations issue policies and control procedures and delegate risk limits throughout AEB's regional trading centers.

CORPORATE AND OTHER

Corporate and Other reported net expenses of $176 million, $187 million and $180 million in 2002, 2001 and 2000, respectively. 2001 results include $14 million ($9 million after-tax) of the restructuring charges noted earlier.

Included in 2002 results were the final preferred stock dividends from Lehman Brothers totaling $69 million ($59 million after-tax) compared with $46 million ($39 million after-tax) in both 2001 and 2000. The dividends were offset by business building initiatives in each year.

                                       26              (2002 Annual Report p.51)

OTHER REPORTING MATTERS

ACCOUNTING DEVELOPMENTS

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which provides accounting and disclosure requirements for certain guarantees. The accounting provisions of FIN 45, which are effective for certain guarantees issued or modified beginning January 1, 2003, will impact the company based upon the fair value amount of guarantees that are issued or modified beginning at that time. The company is still evaluating the impact of adopting FIN 45 on the Consolidated Financial Statements; the disclosure requirements of FIN 45 are addressed in
Note 11 to the Consolidated Financial Statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), which addresses consolidation by business enterprises of variable interest entities (VIEs). The accounting provisions and disclosure requirements of FIN 46 are effective immediately for VIEs created after January 31, 2003, and are effective for reporting periods beginning after June 15, 2003, for VIEs created prior to February 1, 2003. The company is still evaluating the impact of adopting FIN 46 on the Consolidated Financial Statements. It is likely that the company will either consolidate or disclose additional information about VIEs when FIN 46 becomes fully effective. Certain disclosures are required for financial statements issued after January 31, 2003 and are addressed in Note 1 to the Consolidated Financial Statements.

On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure." The company has applied the recognition and measurement provisions of Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based employee compensation plans. No stock-based employee compensation expense is reflected in net income for the years ended December 31, 2002, 2001 or 2000, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2003, the company will adopt, prospectively, the fair value recognition provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," and expense all new awards granted to employees after January 1, 2003. While the company cannot predict the full year 2003 unfavorable impact on diluted EPS, the negative effect associated with the stock options granted in January 2003 is expected to be $0.01 per share. See Notes 1 and 14 to the Consolidated Financial Statements for further discussion.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The company has adopted the provisions of the Statement as of January 1, 2003. The impact to the company's financial statements is expected to be immaterial.

In July 2002, the FASB issued SFAS No. 146, "Obligations Associated with Disposal Activities." The Statement is effective for exit or disposal activities initiated after December 31, 2002. Previously issued financial statements shall not be restated. The provisions of EITF Issue 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of Issue 94-3 prior to this Statement's initial application. This Statement will impact the company's accounting for any future restructuring activities.

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, which are subject to risks and uncertainties. The words "believe," "expect," "anticipate," "optimistic," "intend," "plan," "aim," "will," "should," "could," "likely," and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company undertakes no obligation to update or revise any forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to: the company's ability to successfully implement a business model that allows for significant earnings growth based on revenue growth that is lower than historical levels, including the ability to improve its operating expense to revenue ratio both in the short-term and over time, which will depend in part on the effectiveness of reengineering and other cost control initiatives, as well as factors impacting the company's revenues; the company's ability to grow its business and meet or exceed its return on equity target by reinvesting approximately 35% of annually generated capital, and returning approximately 65% of such capital to shareholders, over time, which will depend on the company's ability

                                       27              (2002 Annual Report p.52)
to manage its capital needs and the effect of business mix, acquisitions and rating agency requirements; the ability to increase investment spending, which will depend in part on the equity markets and other factors affecting revenues, and the ability to capitalize on such investments to improve business metrics; fluctuation in the equity markets, which can affect the amount and types of investment products sold by AEFA, the market value of its managed assets, management and distribution fees received based on those assets and the amount of amortization of DAC; changes in assumptions relating to DAC which also could impact the amount of DAC amortization; potential deterioration in AEFA's high-yield and other investments, which could result in further losses in AEFA's investment portfolio; the ability of AEFA to sell certain high-yield investments at expected values and within anticipated timeframes and to maintain its high-yield portfolio at certain levels in the future; developments relating to AEFA's platform structure for financial advisors, including the ability to increase advisor productivity (including new clients), increase the growth of productive new advisors and create efficiencies in the infrastructure; AEFA's ability to roll out new and attractive products in a timely manner and effectively manage the economics in selling a growing volume of non-proprietary products; investment performance in AEFA's businesses; the success, timeliness and financial impact, including costs, cost savings and other benefits, of reengineering initiatives being implemented or considered by the company, including cost management, structural and strategic measures such as vendor, process, facilities and operations consolidation, outsourcing (including, among others, technologies operations), relocating certain functions to lower cost overseas locations, moving internal and external functions to the internet to save costs, the scale-back of corporate lending in certain regions, and planned staff reductions relating to certain of such reengineering actions; the ability to control and manage operating, infrastructure, advertising and promotion and other expenses as business expands or changes, including balancing the need for longer-term investment spending; the impact on the company's businesses and uncertainty created by the September 11th terrorist attacks, and the potential negative effect on the company's businesses and infrastructure, including information technology systems, of any such attacks or disaster in the future; the impact on the company's businesses resulting from a war with Iraq; the company's ability to recover under its insurance policies for losses resulting from the September 11th terrorist attacks; the overall level of consumer confidence; consumer and business spending on the company's travel related services products, particularly credit and charge cards and growth in card lending balances, which depend in part on the ability to issue new and enhanced card products and increase revenues from such products, attract new cardholders, capture a greater share of existing cardholders' spending, sustain premium discount rates, increase merchant coverage, retain cardmembers after low introductory lending rates have expired, and expand the global network services business; the ability to execute the company's global corporate services strategy, including greater penetration of middle market companies, increasing capture of non-T&E spending through greater use of the company's purchasing card and other means, and further globalizing business capabilities; the ability to manage and expand cardmember benefits, including Membership Rewards,'r' in a cost effective manner; the triggering of obligations to make payments to certain co-brand partners, merchants, vendors and customers under contractual arrangements with such parties under certain circumstances; successfully expanding the company's on-line and off-line distribution channels and cross-selling financial, travel, card and other products and services to its customer base, both in the U.S. and abroad; effectively leveraging the company's assets, such as its brand, customers and international presence, in the Internet environment; investing in and competing at the leading edge of technology across all businesses; a downturn in the company's businesses and/or negative changes in the company's and its subsidiaries' credit ratings, which could result in contingent payments under contracts, decreased liquidity and higher borrowing costs; increasing competition in all of the company's major businesses; fluctuations in interest rates, which impact the company's borrowing costs, return on lending products and spreads in the investment and insurance businesses; credit trends and the rate of bankruptcies, which can affect spending on card products, debt payments by individual and corporate customers and businesses that accept the company's card products and returns on the company's investment portfolios; foreign currency exchange rates; political or economic instability in certain regions or countries, which could affect lending activities, among other businesses; legal and regulatory developments, such as in the areas of consumer privacy and data protection; acquisitions; the adoption of recently issued accounting rules related to the consolidation of variable interest entities, including those involving collateralized debt obligations, secured loan trusts, mutual funds, hedge funds and limited partnerships that the company manages and/or invests in, which could affect both the company's balance sheet and results of operations; and outcomes in litigation. A further description of these and other risks and uncertainties can be found in the company's Annual Report on Form 10-K for the year ended December 31, 2002, and its other reports filed with the SEC.

                                       28              (2002 Annual Report p.53)

CONSOLIDATED STATEMENTS OF INCOME
AMERICAN EXPRESS COMPANY


Years Ended December 31, (Millions, except per share amounts)           2002       2001      2000
----------------------------------------------------------------------------------------------------
REVENUES
   Discount revenue                                                    $ 7,931    $ 7,714    $ 7,779
   Interest and dividends, net                                           2,991      2,137      3,290
   Management and distribution fees                                      2,285      2,458      2,812
   Securitization income                                                 1,941      1,432      1,012
   Net card fees                                                         1,726      1,675      1,651
   Cardmember lending net finance charge revenue                         1,485      1,424      1,255
   Travel commissions and fees                                           1,408      1,537      1,821
   Other commissions and fees                                            2,113      2,088      1,989
   Life and other insurance revenues                                       802        674        575
   Other                                                                 1,125      1,443      1,491
----------------------------------------------------------------------------------------------------
      Total revenues                                                    23,807     22,582     23,675
====================================================================================================


EXPENSES
   Human resources                                                       5,725      6,271      6,633
   Provisions for losses and benefits:
      Annuities and investment certificates                              1,217      1,318      1,355
      Life insurance, international banking and other                    1,040        909        694
      Charge card                                                          960      1,195      1,006
      Cardmember lending                                                 1,369      1,318        891
   Professional services                                                 2,021      1,651      1,530
   Marketing and promotion                                               1,548      1,301      1,515
   Occupancy and equipment                                               1,458      1,574      1,528
   Interest                                                              1,082      1,501      1,354
   Communications                                                          514        528        514
   Restructuring charges                                                    (7)       605       --
   Disaster recovery charge                                                 (7)        90       --
   Other                                                                 3,160      2,725      2,747
----------------------------------------------------------------------------------------------------
      Total expenses                                                    20,080     20,986     19,767
====================================================================================================
   Pretax income                                                         3,727      1,596      3,908
   Income tax provision                                                  1,056        285      1,098
----------------------------------------------------------------------------------------------------
   Net income                                                          $ 2,671    $ 1,311    $ 2,810
====================================================================================================
EARNINGS PER COMMON SHARE
   Basic                                                               $  2.02    $  0.99    $  2.12
   Diluted                                                             $  2.01    $  0.98    $  2.07
----------------------------------------------------------------------------------------------------
   Average common shares outstanding for
     earnings per common share:
      Basic                                                              1,320      1,324      1,327
      Diluted                                                            1,330      1,336      1,360
====================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                      29              (2002 Annual Report p.54)

CONSOLIDATED BALANCE SHEETS
AMERICAN EXPRESS COMPANY


December 31, (Millions, except share data)
                                                                                      2002            2001
-----------------------------------------------------------------------------------------------------------------

ASSETS
   Cash and cash equivalents                                                     $  10,288       $   7,222
   Accounts receivable and accrued interest:
      Cardmember receivables, less credit reserves: 2002, $930; 2001, $1,032        25,403          25,212
      Other receivables, less credit reserves: 2002, $28; 2001, $134                 3,684           4,286
   Investments                                                                      53,638          46,488
   Loans:
      Cardmember lending, less credit reserves: 2002, $1,030; 2001, $831            21,574          20,131
      International banking, less credit reserves: 2002, $151; 2001, $130            5,466           5,155
      Other, net                                                                       782           1,154
   Separate account assets                                                          21,981          27,334
   Deferred acquisition costs                                                        3,908           3,737
   Land, buildings and equipment--at cost, less accumulated depreciation:
      2002, $2,603; 2001, $2,507                                                     2,979           2,811
   Other assets                                                                      7,550           7,570
-----------------------------------------------------------------------------------------------------------------
Total assets                                                                     $ 157,253         151,100
=================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
   Customers' deposits                                                           $  18,317       $  14,557
   Travelers Cheques outstanding                                                     6,623           6,190
   Accounts payable                                                                  9,235           6,820
   Insurance and annuity reserves:
      Fixed annuities                                                               23,411          19,592
      Life and disability policies                                                   5,272           4,944
   Investment certificate reserves                                                   8,666           8,227
   Short-term debt                                                                  21,103          31,569
   Long-term debt                                                                   16,308           7,788
   Separate account liabilities                                                     21,981          27,334
   Guaranteed preferred beneficial interests in the company's
     junior subordinated deferrable interest debentures                                511             500
   Other liabilities                                                                11,965          11,542
-----------------------------------------------------------------------------------------------------------------
      Total liabilities                                                            143,392         139,063
-----------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
   Common shares, $.20 par value, authorized 3.6 billion shares; issued and
     outstanding 1,305 million shares in 2002 and 1,331 million shares in 2001         261             266
   Capital surplus                                                                   5,675           5,527
   Retained earnings                                                                 7,606           6,421
   Other comprehensive income (loss), net of tax:
      Net unrealized securities gains                                                1,104             334
      Net unrealized derivatives losses                                               (538)           (296)
      Foreign currency translation adjustments                                        (198)           (112)
      Minimum pension liability                                                        (49)           (103)
-----------------------------------------------------------------------------------------------------------------
   Accumulated other comprehensive income (loss)                                       319            (177)
-----------------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                                    13,861          12,037
-----------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                       $ 157,253       $ 151,100
=================================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                      30              (2002 Annual Report p.55)

CONSOLIDATED STATEMENTS OF CASH FLOWS
AMERICAN EXPRESS COMPANY


Years Ended December 31, (Millions)                                              2002           2001           2000
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

Net income                                                                   $  2,671       $  1,311       $  2,810
Adjustments to reconcile net income
  to net cash provided by operating activities:
   Provisions for losses and benefits                                           2,988          3,283          2,697
   Depreciation, amortization, deferred taxes and other                           951          1,049            393
   Non-cash portion of restructuring charges                                       (7)           580           --
   Non-cash portion of disaster recovery charge                                    (7)            20           --
   Changes in operating assets and liabilities, net of
    effects of acquisitions and dispositions:
      Accounts receivable and accrued interest                                    484            455         (1,623)
      Other assets                                                               (473)           (69)          (426)
      Accounts payable and other liabilities                                    1,365         (1,456)         2,377
   Increase (decrease) in Travelers Cheques outstanding                           431            (89)           (82)
   Increase in insurance reserves                                                 271            240            207
-----------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                       8,674          5,324          6,353
=======================================================================================================================
CASH FLOWS FROM INVESTING ACTIVITIES
Sale of investments                                                            13,155         11,049          3,117
Maturity and redemption of investments                                          6,410          6,182          5,295
Purchase of investments                                                       (24,961)       (19,912)        (9,121)
Net increase in cardmember loans/receivables                                   (7,793)        (3,147)       (10,661)
Cardmember loans/receivables sold to trust, net                                 4,339          3,465          3,338
Loan operations and principal collections, net                                   (115)           592           (299)
Purchase of land, buildings and equipment                                        (670)          (859)          (919)
Sale of land, buildings and equipment                                             125             22             35
(Acquisitions) dispositions, net of cash acquired/sold                            (58)          (165)           212
-----------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                          (9,568)        (2,773)        (9,003)
=======================================================================================================================

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in customers' deposits                                             3,246            988            954
Sale of annuities and investment certificates                                   9,950          5,506          5,588
Redemption of annuities and investment certificates                            (5,782)        (4,761)        (5,641)
Net (decrease) increase in debt with maturities of three months or less        (7,201)        (4,220)         7,117
Issuance of debt                                                               19,392         15,083         12,559
Principal payments on debt                                                    (14,167)       (15,318)       (15,362)
Issuance of American Express common shares                                        161             84            226
Repurchase of American Express common shares                                   (1,153)          (626)        (1,377)
Dividends paid                                                                   (430)          (424)          (421)
-----------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                             4,016         (3,688)         3,643
Effect of exchange rate changes on cash                                           (56)          (128)            23
-----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                            3,066         (1,265)         1,016
Cash and cash equivalents at beginning of year                                  7,222          8,487          7,471
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                     $ 10,288       $  7,222       $  8,487
=======================================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                       31              (2002 Annual Report p.56)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AMERICAN EXPRESS COMPANY


                                                                                                  Accumulated
                                                                                                    Other
                                                                       Common      Capital       Comprehensive    Retained
Three Years Ended December 31, 2002 (Millions)       Total             Shares      Surplus       Income/(Loss)    Earnings
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1999                        $ 10,095          $ 268       $  5,196       $   (402)      $  5,033
============================================================================================================================
  Comprehensive income:
    Net income                                          2,810                                                       2,810
    Change in net unrealized securities gains             151                                          151
    Foreign currency translation adjustments               33                                           33
                                                     --------
    Total comprehensive income                          2,994
  Repurchase of common shares                          (1,327)            (5)          (228)                       (1,094)
  Other changes, primarily employee plans                 348              2            471                          (125)
  Cash dividends declared:
    Common, $0.32 per share                              (426)                                                       (426)
----------------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 2000                          11,684            265          5,439           (218)         6,198
============================================================================================================================
  Comprehensive income:
    Net income                                          1,311                                                       1,311
    Change in net unrealized securities gains             479                                          479
    Cumulative effect of adopting SFAS No. 133           (120)                                        (120)
    Change in net unrealized derivatives losses          (605)                                        (605)
    Derivatives losses reclassified to earnings           429                                          429
    Foreign currency translation adjustments              (39)                                         (39)
    Minimum pension liability adjustment                 (103)                                        (103)
                                                     --------
    Total comprehensive income                          1,352
  Repurchase of common shares                            (626)            (2)           (53)                         (571)
  Other changes, primarily employee plans                  51              3            141                           (93)
  Cash dividends declared:
    Common, $0.32 per share                              (424)                                                       (424)
----------------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 2001                          12,037            266          5,527           (177)         6,421
============================================================================================================================
  Comprehensive income:
    Net income                                          2,671                                                       2,671
    Change in net unrealized securities gains             770                                          770
    Change in net unrealized derivatives losses          (614)                                        (614)
    Derivatives losses reclassified to earnings           372                                          372
    Foreign currency translation adjustments              (86)                                         (86)
    Minimum pension liability adjustment                   54                                           54
                                                     --------
    Total comprehensive income                          3,167
  Repurchase of common shares                          (1,153)            (7)          (139)                       (1,007)
  Other changes, primarily employee plans                 235              2            287                           (54)
  Cash dividends declared:
    Common, $0.32 per share                              (425)                                                       (425)
----------------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 2002                        $ 13,861          $ 261       $  5,675       $    319       $  7,606
============================================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       32              (2002 Annual Report p.57)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying Consolidated Financial Statements include the accounts of American Express Company and its subsidiaries (the company). All significant intercompany transactions are eliminated. Certain reclassifications of prior period amounts have been made to conform to the current presentation.

PRINCIPLES OF CONSOLIDATION

The company consolidates all entities in which it holds a greater than 50% interest, except for immaterial seed money investments in mutual and hedge funds. Entities in which the company holds a greater than 20% but less than 50% equity interest are accounted for under the equity method. All other investments are accounted for under the cost method unless the company determines that it exercises significant influence over the entity by means other than voting rights.

Qualifying Special Purpose Entities (SPEs) under Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," are not consolidated. Such SPEs include those that the company utilizes in connection with asset securitizations at the Travel Related Services (TRS) segment, as well as the securitization trust containing a majority of the company's rated collateralized debt obligations (CDOs) described in Note 2 of the Consolidated Financial Statements. All other SPEs are evaluated using the control, risk and reward criteria as outlined under accounting principles generally accepted in the United States (GAAP) in determining whether to consolidate all other SPEs where the company is the sponsor or transferor. See Recently Issued Accounting Standards below for further information regarding consolidation of such entities. Additionally, the company has securitized charge card receivables totaling $4.8 billion and $3.0 billion as of December 31, 2002 and 2001, respectively, which are included in cardmember receivables on the Consolidated Balance Sheets as they do not qualify for off-balance sheet treatment under SFAS No. 140.

AMOUNTS BASED ON ESTIMATES AND ASSUMPTIONS

Accounting estimates are an integral part of the Consolidated Financial Statements. In part they are based upon assumptions concerning future events. Among the more significant are those that relate to reserves for cardmember credit losses, Membership Rewards, investment securities valuation and the amortization of deferred acquisition costs. These accounting estimates reflect the best judgment of management and actual results could differ.

REVENUES

The company generates revenue from a wide range of business activities, including payment instruments such as charge and credit cards, travel services including airline, hotel, and rental car reservations, and a wide range of investment, savings, lending and insurance products.

DISCOUNT REVENUE

The company earns discount revenue from fees charged to service establishments with whom the company has entered into card acceptance agreements for processing cardmember transactions. The discount is deducted from payment to the service establishment and recorded as discount revenue at the time the charge is captured.

INTEREST AND DIVIDENDS, NET

Interest income for the company's performing fixed income securities and investment loans is generally accrued as earned using the effective interest method, which makes an adjustment of the yield for security premiums and discounts, fees and other payments, so that the related loan or security recognizes a constant rate of return on the outstanding balance throughout its term. Gains and losses are recognized on a trade date basis, and other-than-temporary impairment charges are recorded in the period when contractual cash flows are no longer expected to be received when due.

                                       33              (2002 Annual Report p.58)

Interest income for the company's international banking loans is accrued on unpaid principal balances in accordance with the terms of the loan. Loan fees and deferred loan acquisition costs are amortized over the life of the loan using the effective interest method. Generally, the accrual of interest on these loans is discontinued at the time the loan is 90 to 180 days delinquent, depending on loan type, or when an impairment is determined. Interest and dividends is presented net of interest expense of $254 million, $434 million and $559 million for the years ended December 31, 2002, 2001 and 2000, respectively.

For the year ended December 31, 2001, interest and dividends, net was reduced by a $34 million charge ($22 million after-tax) related to the cumulative effect of the adoption of Emerging Issues Task Force (EITF) Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" as of January 1, 2001. Before this accounting change, income for the year ended December 31, 2001 was $1,333 million, basic earnings per common share (EPS) was $1.01 and diluted EPS was $1.00.

MANAGEMENT AND DISTRIBUTION FEES

Management fees relate primarily to managed assets for proprietary mutual funds and proprietary account assets, and are generally based on the underlying asset values which are accrued daily and generally collected monthly. Many of the proprietary mutual funds have a performance incentive adjustment (PIA). This PIA adjusts the level of management fees received based on the specific fund's relative performance as measured against a designated external index. Distribution fees primarily include point-of-sale fees (i.e., front-load mutual fund fees) and asset-based fees (i.e., 12b-1 fees) that are generally based on a contractual fee as a percentage of assets and recognized when received.

SECURITIZATION INCOME

Securitization income includes revenue associated with retained and subordinated interests in securitized loans, servicing income from loans sold and gains recorded at the time of securitization.

NET CARD FEES

Card fees are recognized as revenue over the card membership period covered by the card fee, net of provision for projected refunds of card fees for cancellation of card membership.

CARDMEMBER LENDING NET FINANCE CHARGE REVENUE

Cardmember lending finance charges are assessed using the average daily balance method for receivables owned and are recognized based upon the principal amount outstanding in accordance with the terms of the applicable account agreement until the outstanding balance is paid or charged off. Cardmember lending net finance charge revenue is presented net of interest expense of $510 million, $939 million and $1,025 million for the years ended December 31, 2002, 2001 and 2000, respectively.

TRAVEL COMMISSIONS AND FEES

Customer revenue is earned by charging a transaction or management fee for airline or other transactions based on contractual agreements with the travel clients. Customer related fees and other revenues are recognized at the time a client books travel arrangements.

Travel suppliers pay commission on airline tickets issued and on sales and transaction volumes, based on contractual agreements. These revenues are recognized at the time a ticket is purchased. Revenue from other travel suppliers is generally not under firm contractual agreements and is recognized when cash is received.

LIFE AND OTHER INSURANCE REVENUES

Premiums on traditional life, disability income and long-term care insurance are recognized as revenue when due. Premiums on property/casualty insurance are recognized ratably over the coverage period.

OTHER

Other revenues include fees from financial planning, consulting and business services and miscellaneous investment income.

MARKETING AND PROMOTION

The company expenses advertising costs in the year in which the advertising first takes place.

                                       34              (2002 Annual Report p.59)

CASH AND CASH EQUIVALENTS

At December 31, 2002 and 2001, cash and cash equivalents included $1.1 billion and $1.0 billion, respectively, segregated in special bank accounts for the benefit of customers. The company has defined cash equivalents to include time deposits with original maturities of 90 days or less.

RESERVES FOR CREDIT LOSSES

Reserves for credit losses related to cardmember loans and receivables is one of the largest operating expenses of the company. The company's reserves for credit losses represents management's estimate of the amount necessary to absorb future credit losses inherent in the company's outstanding portfolio of loans and receivables. Management's evaluation process requires numerous estimates and judgments. Reserves for these credit losses are primarily based upon models which analyze portfolio statistics and management's judgment. The analytic models take into account numerous factors, including average write-off rates for various stages of receivable aging (i.e., current, 30 days, 60 days, 90 days) over a 24-month period, average bankruptcy rates and average recovery rates. In exercising its judgment in setting reserve levels, management considers levels derived from these models, and external indicators, such as leading economic indicators, unemployment rate, consumer confidence index, purchasing manager's index, bankruptcy filings and the regulatory environment. Loans are charged-off when management deems amounts to be uncollectible, which is generally determined by the number of days the amount is past due. To the extent historical credit experience is not indicative of future performance or other assumptions used by management do not prevail, loss experience could differ significantly, resulting in either higher or lower future provisions for credit losses, as applicable.

INVESTMENTS

Generally, investment securities are carried at fair value on the balance sheet with unrealized gains (losses) recorded in equity, net of income tax provisions (benefits). Gains and losses are recognized in the results of operations upon disposition of the securities. In addition, losses are also recognized when management determines that a decline in value is other-than-temporary, which requires judgment regarding the amount and timing of recovery. Indicators of other-than-temporary impairment for debt securities include issuer downgrade, default or bankruptcy. The company also considers the extent to which cost exceeds fair value, the duration of time of that decline, and management's judgment about the issuer's current and prospective financial condition. Fair value is generally based on quoted market prices. However, the company's investment portfolio also contains structured investments of various asset quality, including CDOs and secured loan trusts (backed by high-yield bonds and bank loans) which are not readily marketable. As a result, the carrying values of these structured investments are based on cash flow projections which require a significant degree of management judgment as to default and recovery rates of the underlying investments and as such are subject to change.

SEPARATE ACCOUNT ASSETS AND LIABILITIES

Separate account assets and liabilities are funds held for the exclusive benefit of variable annuity and variable life insurance contract holders. The company receives investment management fees, mortality and expense assurance fees, minimum death benefit guarantee fees and cost of insurance charges from the related accounts.

DEFERRED ACQUISITION COSTS

American Express Financial Advisors' (AEFA) deferred acquisition costs (DAC) represent the costs of acquiring new insurance, annuity and certain mutual fund business, including, for example, direct sales commissions, related sales incentive bonuses and awards, underwriting costs, policy issue costs and other related costs attributable to sales. The costs for universal life and variable universal life insurance and certain installment annuities are amortized as a percentage of the estimated gross profits expected to be realized on the policies. DAC for other annuities are amortized using the interest method. For traditional life, disability income and long-term care insurance policies, the costs are amortized in proportion to premium revenue. For mutual fund products, DAC are generally amortized over fixed periods on a straight-line basis.

For annuity and insurance products, the projections underlying the amortization of DAC require the use of certain assumptions, including interest margins, mortality rates, persistency rates, maintenance expense levels and customer asset value

                                       35              (2002 Annual Report p.60)
growth rates for variable products. Management routinely monitors a wide variety of trends in the business, including comparisons of actual and assumed experience. Management reviews and, where appropriate, adjusts its assumptions with respect to customer asset value growth rates on a quarterly basis. Management monitors other principal DAC assumptions, such as persistency, mortality rate, interest margin and maintenance expense level assumptions, each quarter. Unless management identifies a material deviation over the course of the quarterly monitoring, management reviews and updates these DAC assumptions annually in the third quarter of each year. When assumptions are changed, the percentage of estimated gross profits or portion of interest margins used to amortize DAC may also change. A change in the required amortization percentage is applied retrospectively; an increase in amortization percentage will result in an acceleration of DAC amortization while a decrease in amortization percentage will result in a deceleration of DAC amortization. The impact on results of operations of changing assumptions with respect to the amortization of DAC can be either positive or negative in any particular period, and is reflected in the period in which such changes are made.

INSURANCE AND ANNUITY RESERVES

Liabilities for reported and unpaid life insurance claims are equal to the death benefits payable. For disability income and long-term care claims, unpaid claim liabilities are equal to benefit amounts due and accrued. Liabilities for incurred but not reported claims are estimated based on periodic analysis of the actual reported claim lag. Where applicable, amounts recoverable from reinsures are separately recorded as receivables. For life insurance, no claim adjustment expense reserve is held. The claim adjustment expense reserves for disability income and long-term care are based on the claim reserves.

Liabilities for fixed and variable universal life insurance and fixed and variable deferred annuities are accumulation values.

Liabilities for equity indexed deferred annuities issued before 1999 are equal to the present value of guaranteed benefits and the intrinsic value of index-based benefits. Liabilities for equity indexed deferred annuities issued in 1999 or later are equal to the accumulation of host contract values covering guaranteed benefits and the market value of embedded equity options.

Liabilities for fixed annuities in a benefit status are based on established industry mortality tables and interest rates, ranging from 5% to 9.5%, depending on year of issue, with an average rate of approximately 6.5%.

Liabilities for future benefits on term and whole life insurance are based on the net level premium method, using anticipated mortality, policy persistency and interest earning rates. Anticipated mortality rates are based on established industry mortality tables, with modifications based on company experience. Anticipated policy persistency rates vary by policy form, issue age and policy duration with persistency on level term and cash value plans generally anticipated to be better than persistency on yearly renewable term insurance plans. Anticipated interest rates range from 4% to 10%, depending on policy form, issue year and policy duration.

Liabilities for future disability income and long-term care policy benefits include both policy reserves and claim reserves. Policy reserves are based on the net level premium method, using anticipated morbidity, mortality, policy persistency and interest earning rates. Anticipated morbidity and mortality rates are based on established industry morbidity and mortality tables. Anticipated policy persistency rates vary by policy form, issue age, policy duration and, for disability income policies, occupation class. Anticipated interest rates for disability income and long-term care policy reserves are 3% to 9.5% at policy issue and grade to ultimate rates of 5% to 7% over 5 to 10 years.

Claim reserves are calculated based on claim continuance tables and anticipated interest earnings. Anticipated claim continuance rates are based on established industry tables. Anticipated interest rates for claim reserves for both disability income and long-term care range from 5% to 8%. The company issues only non-participating life insurance contracts and has no short duration life insurance liabilities.

GUARANTEED MINIMUM DEATH BENEFITS

The majority of the variable annuity contracts offered by AEFA contain guaranteed minimum death benefit (GMDB) provisions. At time of issue, these contracts typically guarantee the death benefit payable will not be less than the amount invested, regardless of the performance of the customer's account. Most contracts also provide for some type of periodic adjustment of the guaranteed amount based on the change in value of the contract. A large portion of AEFA's contracts containing a GMDB

                                       36              (2002 Annual Report p.61)
provision adjust once every six years. The periodic adjustment of these contracts can either increase or decrease the guaranteed amount though not below the amount invested adjusted for withdrawals. When market values of the customer's accounts decline, the death benefit payable on a contract with a GMDB may exceed the accumulated contract value. Currently, the amount paid in excess of contract value is expensed when payable. Amounts expensed in 2002, 2001 and 2000 were $37 million, $16 million and $1 million, respectively.

MEMBERSHIP REWARDS

The company's Membership Rewards loyalty program allows enrolled cardmembers to earn points that can be redeemed for a broad range of travel rewards, retail merchandise and gourmet gifts. The company makes payments to its reward partners when cardmembers redeem their points and establishes reserves to cover the cost of future reward redemptions. The provision for the cost of Membership Rewards is based upon points awarded which are ultimately expected to be redeemed by cardmembers and the current weighted average cost per point of redemption. The ultimate points to be redeemed are estimated based on many factors, including a review of past behavior of cardmembers segmented by product, year of enrollment in the program, spend level and duration in the program. Past behavior is used to predict when current enrollees will attrite and their ultimate redemption rate. In addition, the cumulative balance sheet liability for unredeemed points is adjusted over time based on actual redemption and cost experience as well as current trends with respect to redemptions.

STOCK OPTIONS

At December 31, 2002, the company has two stock-based employee compensation plans, which are described in more detail in Note 14. Effective January 1, 2003, the company has adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," prospectively for all stock options granted after January 1, 2003. Prior to 2003, the company accounted for those plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No employee compensation cost is reflected in net income for stock options granted, since all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and EPS assuming the company had followed the fair value recognition provisions of SFAS No. 123 for stock options for the years ended December 31, 2002, 2001 and 2000.


(Millions, except per share amounts)                      2002                 2001              2000
------------------------------------------------------------------------------------------------------------

Net income:
  As reported                                            $   2,671            $    1,311         $   2,810
  Deduct: Total stock option employee compensation
    expense determined under fair value based method,
    net of related tax effects                                (329)                 (237)             (194)
------------------------------------------------------------------------------------------------------------
  Pro forma                                              $   2,342            $    1,074         $   2,616
============================================================================================================
Basic EPS:
  As reported                                            $    2.02            $     0.99         $    2.12
  Pro forma                                              $    1.77            $     0.81         $    1.97
Diluted EPS:
  As reported                                            $    2.01            $     0.98         $    2.07
  Pro forma                                              $    1.76            $     0.80         $    1.92
============================================================================================================

RECENTLY ISSUED ACCOUNTING STANDARDS

Effective January 1, 2002, the company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which established new accounting and reporting standards for goodwill and other intangible assets. Under the new rules, goodwill and other intangible assets deemed to have indefinite lives are no longer amortized but are instead subject to annual impairment tests. Management has completed goodwill impairment tests as of the date of initial adoption, and again during 2002. Such tests did not indicate impairment. See
Note 5 for further discussion of the company's goodwill and other intangibles.

                                       37              (2002 Annual Report p.62)

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," (FIN 45) which provides accounting and disclosure requirements for certain guarantees. The accounting provisions of FIN 45, which are effective for certain guarantees issued or modified beginning January 1, 2003, will impact the company based upon the fair value amount of guarantees that are issued or modified beginning at that time. The company is still evaluating the impact of adopting FIN 45 on the Consolidated Financial Statements; the disclosure requirements of FIN 45 are addressed in Note 11 to the Consolidated Financial Statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), which addresses consolidation by business enterprises of variable interest entities (VIEs). The accounting provisions and expanded disclosure requirements for VIEs existing at December 31, 2002, are fully effective for reporting periods beginning after June 15, 2003. An entity shall be subject to consolidation according to the provisions of FIN 46, if, by design, either (i) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or, (ii) as a group, the holders of the equity investment at risk lack: (a) direct or indirect ability to make decisions about an entity's activities; (b) the obligation to absorb the expected losses of the entity if they occur; or (c) the right to receive the expected residual return of the entity if they occur. In general, FIN 46 will require a VIE to be consolidated when an enterprise has a variable interest that will absorb a majority of the VIE's expected losses or receive a majority of the VIE's expected residual return.

It is likely that the company will either consolidate or disclose additional information about VIEs when FIN 46 becomes fully effective in the third quarter of 2003. The entities primarily impacted by FIN 46 relate to structured investments, including CDOs and secured loan trusts (SLTs), which are both managed and partially owned by the company's AEFA operating segment. The application of FIN 46 for CDOs and SLTs will have no effect on the cash flows of the company. The CDO entities contain debt issued to investors, which are non-recourse to the company and are solely supported by portfolios of high-yield bonds and loans. AEFA manages the portfolios of high-yield bonds and loans with a fair value at December 31, 2002 of approximately $3.0 billion for the benefit of the $3.7 billion in CDO debt investors and often retains an interest in the residual and rated debt tranches of the CDO structures. The company's interest in the rated debt tranches along with rated tranches of non-managed CDOs were placed in a securitization trust described in Note 2. The SLTs provide returns to investors primarily based on the performance of an underlying portfolio of $3.4 billion in high-yield loans with a market value at December 31, 2002 of $3.1 billion, which are generally managed by the company.

While the potential consolidation of these entities may impact the results of operations at adoption and for each reporting period thereafter, the company's maximum exposure to economic loss as a result of its investment in these entities is represented by the carrying values at December 31, 2002 because any further reduction in the value of the assets will be absorbed by third-party investors. The CDO residual tranches have an adjusted cost basis of $28 million and the SLTs have an adjusted cost basis of $684 million.

The company continues to evaluate other relationships and interests in entities that may be considered VIEs, including affordable housing investments. The impact of adopting FIN 46 on the Consolidated Financial Statements is still being reviewed.


NOTE 2   INVESTMENTS
The following is a summary of investments at December 31:


(Millions)                                                          2002         2001
------------------------------------------------------------------------------------------

Available-for-Sale, at fair value                                  $ 49,102      $ 42,225
Investment loans (fair value: 2002, $4,405; 2001, $4,195)             3,981         4,024
Trading                                                                 555           239
------------------------------------------------------------------------------------------
    Total                                                          $ 53,638      $ 46,488
==========================================================================================

                                       38              (2002 Annual Report p.63)

Investments classified as Available-for-Sale at December 31 are distributed by type and maturity as presented below:

                                                        2002                                     2001
------------------------------------------------------------------------------------------------------------------------------
                                                Gross       Gross                             Gross       Gross
                                           Unrealized  Unrealized      Fair              Unrealized   Unrealized        Fair
(Millions)                           Cost       Gains     (Losses)     Value        Cost       Gains     (Losses)       Value
------------------------------------------------------------------------------------------------------------------------------
Corporate debt securities         $13,129     $   782     $  (146)   $13,765     $13,641     $   388     $  (138)     $13,891
Mortgage and other asset-
   backed securities               19,463         653         (15)    20,101      15,374         188         (55)      15,507
State and municipal obligations     6,985         510          (2)     7,493       6,715         276         (21)       6,970
Structured investments(a)           3,475          10         (94)     3,391       3,106          11        (151)       2,966
Foreign government bonds
   and obligations                  1,153          67          (4)     1,216       1,078          41          (7)       1,112
U.S. Government and
   agencies obligations               140          14          --        154          70           3          --           73
Other                               2,976          25         (19)     2,982       1,666          51         (11)       1,706
------------------------------------------------------------------------------------------------------------------------------
   Total                          $47,321     $ 2,061     $  (280)   $49,102     $41,650     $   958     $  (383)     $42,225
==============================================================================================================================

(a) INCLUDES CDOS, SLTS AND RETAINED INTERESTS FROM THE COMPANY'S CARDMEMBER LENDING SECURITIZATIONS.


December 31, 2002 (Millions)                                             Cost                           Fair Value
-------------------------------------------------------------------------------------------------------------------------
Due within 1 year                                                     $ 4,702                              $ 4,736
Due after 1 year through 5 years                                        7,544                                7,850
Due after 5 years through 10 years                                      8,428                                8,909
Due after 10 years                                                      7,060                                7,400
-------------------------------------------------------------------------------------------------------------------------
                                                                       27,734                               28,895
Mortgage and other asset-backed securities                             19,463                               20,101
Other                                                                     124                                  106
-------------------------------------------------------------------------------------------------------------------------
Total                                                                 $47,321                              $49,102
=========================================================================================================================

Mortgage and other asset-backed securities primarily include GNMA, FNMA and FHLMC securities at December 31, 2002 and 2001.

The table below includes purchases, sales and maturities of investments classified as Available-for-Sale for the years ended December 31:


(Millions)                                                           2002                    2001
-------------------------------------------------------------------------------------------------------------------------
Purchases                                                           $22,692                  $19,427
Sales                                                               $12,321                  $11,058
Maturities                                                          $ 6,229                  $   603
=========================================================================================================================

Gross realized gains on sales of securities classified as Available-for-Sale, using the specific identification method, were $373 million, $322 million and $170 million for the years ended December 31, 2002, 2001 and 2000, respectively. Gross realized losses on sales were ($171 million), ($574 million) and ($47 million) for the same periods. The company also recognized losses of ($204 million), ($428 million) and ($55 million) in other-than-temporary impairments on structured securities and corporate debt securities for the years ended December 31, 2002, 2001 and 2000, respectively. The 2001 losses include the effect of the write down and sale of high-yield securities discussed below.

The increase in net unrealized gains on Trading securities, which is included in income, was $12 million, $16 million and $16 million for the years ended December 31, 2002, 2001 and 2000, respectively.

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

                                       39              (2002 Annual Report p.64)

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

Subsequently, during 2001 the company placed a majority of its rated CDO securities and related accrued interest, as well as a relatively minor amount of other liquid securities (collectively referred to as transferred assets), having an aggregate book value of $905 million, into a securitization trust. In return, the company received $120 million in cash (excluding transaction expenses) relating to sales to unaffiliated investors and retained interests with allocated book amounts aggregating $785 million. As of December 31, 2002, the retained interests had a carrying value of $754 million, of which $520 million is considered investment grade. The book amount is determined by allocating the previous carrying value of the transferred assets between assets sold and the retained interests based on their relative fair values. Fair values are based on the estimated present value of future cash flows. The retained interests are accounted for in accordance with EITF Issue 99-20.

In connection with the spin-off of Lehman Brothers Holdings Inc. (Lehman) in 1994, the company acquired 928 shares and Nippon Life Insurance Company acquired 72 shares of Lehman's redeemable voting preferred stock for a nominal dollar amount. This security entitled its holders to receive an aggregate annual dividend of 50 percent of Lehman's net income in excess of $400 million for each of eight years ending in May 2002, with a maximum dividend of $50 million in any one year. In each of the three years ended December 31, 2002, the company received a pretax dividend of $46 million on these shares. In the third quarter of 2002, the company received the final dividend of $23 million under the terms of this security based on earnings from Lehman for the six months ended May 31, 2002.

The change in net unrealized securities gains (losses) recognized in other comprehensive income includes two components: (i) unrealized gains (losses) that arose from changes in market value of securities that were held during the period (holding gains (losses)), and (ii) gains (losses) that were previously unrealized, but have been recognized in current period net income due to sales of Available-for-Sale securities (reclassification for realized gains). This reclassification has no effect on total comprehensive income
(loss) or shareholders' equity.

The following table presents these components of other comprehensive income
(loss) net of tax:

(Millions)                                                       2002                  2001                     2000
------------------------------------------------------------------------------------------------------------------------
Holding gains                                                   $ 769                 $  16                    $ 231
Reclassification for realized (gains) losses                        1                   463                      (80)
-------------------------------------------------------------------------------------------------------------------------
   Increase in net unrealized securities gains
      recognized in other comprehensive income                  $ 770                 $ 479                    $ 151
=========================================================================================================================


NOTE 3 LOANS
Loans at December 31 consisted of:


(Millions)                                                          2002                             2001
----------------------------------------------------------------------------------------------------------
Cardmember, consumer and private banking loans                    $26,509                         $24,551
Commercial loans:
  Commercial and industrial                                           308                             732
  Loans to banks and other institutions                             1,428                           1,196
  Mortgage and real estate                                             61                             140
Other, principally policyholders' loans                               742                             814
----------------------------------------------------------------------------------------------------------
                                                                   29,048                          27,433
Less: Reserves for credit losses                                    1,226                             993
----------------------------------------------------------------------------------------------------------
  Total                                                           $27,822                         $26,440
==========================================================================================================

NOTE: AMERICAN EXPRESS FINANCIAL ADVISORS' (AEFA) INVESTMENT LOANS OF $4.0 BILLION IN BOTH 2002 AND 2001 ARE INCLUDED IN INVESTMENT LOANS AND ARE PRESENTED IN NOTE 2.

                                       40              (2002 Annual Report p.65)

The following table presents changes in Reserves for Credit Losses related to loans:

(Millions)                                                         2002                      2001
-------------------------------------------------------------------------------------------------------
Balance, January 1                                              $   993                 $   796
Provision for credit losses                                       1,526                   1,415
Write-offs                                                       (1,361)                 (1,296)
Recoveries of amounts previously written-off                         68                      78
-------------------------------------------------------------------------------------------------------
Balance, December 31                                            $ 1,226                 $   993
=======================================================================================================


NOTE 4   SECURITIZED LOANS AND RECEIVABLES

The company, through TRS, securitizes U.S. cardmember loan balances and, in large part, subsequently transfers the interests in those assets' cash flows to third party investors. These loan balances are comprised of existing balances as of the date of the initial securitization, as well as all future charges on these accounts. The company accounts for these transactions as sales under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The company continues to service the accounts and receives a fee for doing so; the fair value and carrying amounts of these future servicing fees, net of related costs, are not material. Each new sale of securitized loans results in the removal of the sold assets from the balance sheet, a reduction in a previously established reserve for credit losses and the recognition of the present value of the future net cash flows (i.e., finance charge income less interest paid to investors, credit losses and servicing fees) related to the sold assets. This present value amount represents a retained interest known as an interest-only strip. For the securitized assets whose interests are not sold, the company retains the rights to all their related cash flows. Those assets, therefore, are not taken off the balance sheet and are known as seller's interests. In some instances, the company, through affiliates, invests in subordinated interests issued by the securitization trust; these are recorded as Investments classified as Available-for-Sale.

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

During 2002, 2001 and 2000, the company sold $4.6 billion, $4.3 billion and $4.0 billion, respectively, of U.S. cardmember loans, or $4.2 billion, $3.9 billion and $3.6 billion net of investments in subordinated interests. During 2002 and 2001, $2.0 billion and $1.0 billion, respectively, of investor certificates that were previously issued by the securitization trust matured. The pretax gains on these securitizations were $136 million, $155 million and $142 million, respectively. Cash flows from interest-only strips as well as servicing revenue, which is 2 percent of principal, are recorded in securitization income. As of December 31, 2002, $15.4 billion of U.S. cardmember loans had been sold, net of investments in subordinated interests of $1.5 billion.

The value of retained interests is primarily subject to changes in credit risk, average loan life and interest rates on the transferred financial assets. Key economic assumptions used in measuring the retained interests resulting from securitizations during 2002 and 2001 were as follows (rates are per annum):

                                                                2002                            2001
-------------------------------------------------------------------------------------------------------------------------
Average loan life (months)                                      5-6                           6-8
-------------------------------------------------------------------------------------------------------------------------
Expected credit losses                                      5.05%-6.03%                    4.54%-6.01%
-------------------------------------------------------------------------------------------------------------------------
Cash flows from retained interests discounted at             2.0%-12.0%                     3.0%-12.0%
-------------------------------------------------------------------------------------------------------------------------
Returns to investors
     Variable                                      Contractual spread over                  Contractual spread over
                                              LIBOR ranging from .04% to 1.05%          LIBOR ranging from .09% to 1.05%
     Fixed                                                5.5%-7.4%                               5.5%-7.4%
=========================================================================================================================

                                      41              (2002 Annual Report p.66)

The following table presents quantitative information about delinquencies, net credit losses and components of securitized U.S. cardmember loans at December 31:

                                                  Total Principal           Principal Amount of Loans       Net Credit Losses
(Billions)                                        Amount of Loans           30 Days or More Past Due        During the Year
------------------------------------------------------------------------------------------------------------------------------
                                                   2002          2001           2002          2001          2002          2001
------------------------------------------------------------------------------------------------------------------------------
Cardmember loans managed                      $    32.8     $    30.2        $   1.1     $   1.1          $  1.9     $  1.7
------------------------------------------------------------------------------------------------------------------------------
Less: Securitized cardmember loans sold            16.9          14.3            0.6         0.6             1.0        0.8
------------------------------------------------------------------------------------------------------------------------------
Cardmember loans on balance sheet             $    15.9     $    15.9        $   0.5     $   0.5          $  0.9     $  0.9
==============================================================================================================================

At December 31, 2002 and 2001, interest-only strips were $413 million and $295 million, respectively.

The key economic assumptions and the sensitivity of the current year's fair value to immediate 10 percent and 20 percent adverse changes in assumed economics are as follows:


                                                                                         Cash Flows from
                                          Average Loan Life     Expected Credit       Retained Interests
(Millions, except rates per annum)                 (months)              Losses             Discounted at      Interest Rates
-----------------------------------------------------------------------------------------------------------------------------
Assumption                                      5.4                     5.43%                 12%                2.19%
-----------------------------------------------------------------------------------------------------------------------------
Impact on fair value of 10% adverse change  $  14.3                    $15.4              $   1.6              $   0.9
-----------------------------------------------------------------------------------------------------------------------------
Impact on fair value of 20% adverse change  $  23.4                    $38.4              $   3.1              $   1.7
=============================================================================================================================


These sensitivities are hypothetical and will be different from what actually occurs in the future. Any change in fair value based on a 10 percent variation in assumptions cannot be extrapolated because the relationship of the change in assumption on the fair value of the retained interest is calculated independent of any change in another assumption; in reality, changes in one factor may result in changes in another, which magnify or counteract the sensitivities.

The table below summarizes cash flows received from securitization trusts in:

(Millions)                                                                2002             2001
-------------------------------------------------------------------------------------------------------------
Proceeds from new securitizations during the period                       $ 4,163           $ 3,919
Proceeds from reinvestment of payments in cardmember securitizations      $36,942           $24,433
Servicing fees received                                                   $   331           $   267
Other cash flows received on retained interests                           $ 1,514           $ 1,194
=============================================================================================================

The company also securitizes equipment lease receivables. At December 31, 2002 and 2001, the amounts sold and outstanding to third party investors were $254 million and $675 million, respectively. These sales result in a reduction of interest expense and provisions for losses, as well as servicing revenue, all of which are insignificant to the company's results of operations.

NOTE 5   GOODWILL AND OTHER INTANGIBLES

Effective January 1, 2002, the company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which established new accounting and reporting standards for goodwill and other intangible assets. Under the new rules, goodwill and other intangible assets deemed to have indefinite lives are no longer amortized but are instead subject to annual impairment tests. Management completed goodwill impairment tests as of the date of initial adoption, and again during 2002. Such tests did not indicate impairment.

As of December 31, 2002, the company had acquired identifiable intangible assets with definite lives of $238 million (net of accumulated amortization of $84 million). These intangible assets have a weighted-average remaining useful life of 5 years, and mainly reflect purchased credit card relationships and certain automated teller machine merchant contracts. The aggregate amortization expense for these intangible assets during the year ended December 31, 2002 was $42 million. Estimated amortization expense associated with these intangible assets for the five years ending December 31, 2007 are as follows (millions): 2003, $47; 2004, $47; 2005, $47; 2006, $45 and 2007,
$26.

Net goodwill was approximately $1.3 billion and $1.2 billion at December 31, 2002 and 2001, respectively. At December 31, 2002, this consisted of approximately $1.1 billion at TRS and $0.2 billion at AEFA. At December 31, 2001, the net balance consisted of approximately $1.0 billion at TRS and $0.2 billion at AEFA.

                                     42              (2002 Annual Report p.67)

The following table presents the impact to net income and EPS of goodwill amortization for the year ended December 31, 2001:

(Millions, except per share amounts)                  Net Income             Basic EPS         Diluted EPS
----------------------------------------------------------------------------------------------------------------
Reported                                                  $1,311             $   0.99            $   0.98
Add back: Goodwill amortization (after-tax)               $   82             $   0.06            $   0.06
----------------------------------------------------------------------------------------------------------------
Adjusted                                                  $1,393             $   1.05            $   1.04
================================================================================================================

NOTE 6   SHORT- AND LONG-TERM DEBT AND BORROWING AGREEMENTS

SHORT-TERM DEBT

At December 31, 2002 and 2001, the company's total short-term debt outstanding was $21.1 billion and $31.6 billion, respectively, with weighted average interest rates of 1.7% and 3.0%, respectively. At December 31, 2002 and 2001, $8.7 billion and $17.1 billion, respectively, of short-term debt outstanding was hedged by interest rate swaps. The year-end weighted average effective interest rates were 2.4% and 4.6% for 2002 and 2001, respectively. The company generally paid fixed rates of interest under the terms of interest rate swaps. Unused lines of credit to support commercial paper borrowings were approximately $10.0 billion and $10.4 billion at December 31, 2002 and 2001, respectively.

LONG-TERM DEBT

December 31, (Dollars in millions)                                         2002
---------------------------------------------------------------------------------------------------------------------------
                                                                                           Year-End
                                                                             Year-End     Effective
                                                            Notational         Stated      Interest          Maturity
                                       Outstanding          Amount of         Rate on     Rate with             of
                                           Balance              Swaps         Debt(a,b)      Swaps(a,b)        Swaps
---------------------------------------------------------------------------------------------------------------------------
Notes due November 20, 2007                $   744                 --           3.75%             --                  --
Notes due September 12, 2006                 1,003                 --           5.50%             --                  --
Notes due November 1, 2005                     498                 --           6.88%             --                  --
Notes due December 16, 2004                    500            $   500           6.50%           5.92%            various
Notes due June 23, 2004                        500                 --           6.75%             --                  --
Notes due December 17, 2003                  1,306              1,306           6.50%           5.92%            various
Notes due April 8, 2003                        510                510           6.50%           5.92%            various
Notes due May 15, 2003                       1,000                 --           5.90%             --                  --
Notes due February 14, 2003                    600                600           6.50%           5.92%            various
Floating Rate Notes due
  June 15, 2006                              1,000                 --           1.43%             --                  --
Floating Rate Notes due
  January 15, 2005                             750                 --           1.45%             --                  --
Floating Rate Notes due
  October 15, 2004                             750                 --           1.47%             --                  --
Floating Rate Notes due
  September 15, 2003                           950                 --           1.53%             --                  --
Other Fixed Senior Notes due
  2002-2005                                  4,547              3,734           6.52%           5.90%            various
Other Floating Senior Notes due
  2002-2005                                    601                250           1.72%           1.60%               2005
Other Fixed Rate Notes due
  2002-2007                                    142                 --           6.73%             --                  --
Other Floating Rate Notes due
  2002-2008                                    551                232           4.10%           2.98%            various
Subordinated Fixed Rate Notes
  due 2003-2004                                153                 --           6.90%             --                  --
Subordinated Floating Rate
  Notes due 2004-2006                          203                 --           1.71%             --                  --
---------------------------------------------------------------------------------------------------------------------------
Total                                      $16,308            $ 7,132           4.93%
===========================================================================================================================


December 31, (Dollars in millions)                            2001
--------------------------------------------------------------------------------------------------------------
                                                                                    Year-End
                                                                Year-End           Effective
                                                  Notional        Stated             Interest
                                   Outstanding   Amount of       Rate on           Rate with         Maturity
                                       Balance       Swaps        Debt(a,b)       Swaps(a,b)         of Swaps
--------------------------------------------------------------------------------------------------------------
Notes due November 20, 2007                 --          --            --         --               --
Notes due September 12, 2006           $ 1,000          --          5.50%        --               --
Notes due November 1, 2005                 497          --          6.88%        --               --
Notes due December 16, 2004                 --          --            --         --               --
Notes due June 23, 2004                    500          --          6.75%        --               --
Notes due December 17, 2003                 --          --            --         --               --
Notes due April 8, 2003                     --          --            --         --               --
Notes due May 15, 2003                   1,000          --          5.90%        --               --
Notes due February 14, 2003                 --          --            --         --               --
Floating Rate Notes due
  June 15, 2006                             --          --            --         --               --
Floating Rate Notes due
  January 15, 2005                          --          --            --         --               --
Floating Rate Notes due
  October 15, 2004                         750          --          1.88%        --               --
Floating Rate Notes due
  September 15, 2003                       950          --          1.88%        --               --
Other Fixed Senior Notes due                                                                     2002-
  2002-2005                              1,465        $544          6.73%       6.67%            2012
Other Floating Senior Notes due
  2002-2005                                515         400          1.88%       1.88%            2002
Other Fixed Rate Notes due
  2002-2007                                149          --          6.53%        --               --
Other Floating Rate Notes due                                                                    2003-
  2002-2008                                748         181          3.28%       3.17%            2004
Subordinated Fixed Rate Notes
  due 2003-2004                            153          --          6.90%        --               --
Subordinated Floating Rate
  Notes due 2004-2006                       61          --          1.88%        --               --
-------------------------------------------------------------------------------------------------------------
Total                                  $ 7,788     $ 1,125          4.73%
=============================================================================================================

(a) FOR FLOATING RATE DEBT ISSUANCES, THE STATED AND EFFECTIVE INTEREST RATES WERE BASED ON THE RESPECTIVE RATES AT DECEMBER 31, 2002 AND 2001; THESE RATES ARE NOT AN INDICATION OF FUTURE INTEREST RATES.

(b) WEIGHTED AVERAGE RATES WERE DETERMINED WHERE APPROPRIATE.

                                     43              (2002 Annual Report p.68)

Certain of the above interest rate swaps require the company to pay a floating rate, with a predominant index of LIBOR.

The company paid interest (net of amounts capitalized) of $1.7 billion, $2.8 billion and $3.6 billion in 2002, 2001 and 2000, respectively.

Aggregate annual maturities of long-term debt for the five years ending December 31, 2007 are as follows (millions): 2003, $8,438; 2004, $3,151; 2005,
$1,683; 2006, $2,234, and 2007, $748.

NOTE 7   CUMULATIVE QUARTERLY INCOME PREFERRED SHARES

In 1998, American Express Company Capital Trust I, a wholly-owned subsidiary of the company, established as a Delaware statutory business trust (the Trust), completed a public offering of 20 million shares (carrying value of $511 million) of 7.0% Cumulative Quarterly Income Preferred Shares Series I (QUIPS) (liquidation preference of $25 per share). The $11 million excess carrying amount over the $500 million liquidation preference reflects the valuation of an interest rate swap designated as a fair value hedge of changes in the QUIPS' fair value due to changes in interest rates. Proceeds of the issue were invested in Junior Subordinated Debentures (the Debentures) issued by the company due 2028, which represent the sole assets of the Trust. The QUIPS are subject to mandatory redemption upon repayment of the Debentures at maturity or their earlier redemption. The company has the option to redeem the Debentures, in whole or in part, at any time on or after July 16, 2003, which will result in the redemption of a corresponding amount of QUIPS.

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

QUIPS have been reclassified to liabilities at December 31, 2002 under the caption guaranteed preferred beneficial interests in the company's junior subordinated deferrable interest debentures on the Consolidated Balance Sheets.

NOTE 8   COMMON AND PREFERRED SHARES

In November 2002, the company's Board of Directors authorized the company to repurchase up to 120 million additional common shares, from time to time as market conditions allow. Since the inception of repurchase programs in September 1994, the company has repurchased approximately 389.9 million shares pursuant to several authorizations. Included in the total repurchased amount are 24.5 million shares delivered to the company during 2001 and 2002 as a result of the prepayments discussed below. These repurchase authorizations are designed to allow the company to purchase shares, both to offset the issuance of new shares as part of employee compensation plans and to reduce shares outstanding.

Of the common shares authorized but unissued at December 31, 2002, 157 million shares were reserved for issuance for employee stock, employee benefit and dividend reinvestment plans, as well as stock purchase agreements.

In 1999 and 2000, the company entered into agreements under which a financial institution purchased an aggregate 29.5 million company common shares at an average purchase price of $50.41 per share. These agreements were entered into to partially offset the company's exposure to the effect on diluted earnings per share of outstanding in-the-money stock options issued under the company's stock option program. Each of the agreements terminates after five years, at which time the company is required to deliver an amount equal to the original purchase price for the shares. The company may elect to settle this amount at any time (i) physically, by paying cash against delivery of the shares held by the financial institution or (ii) on a net cash or net share basis. During the term of these agreements, the company, on a monthly basis, will either receive from or issue to the financial institution a quantity of shares so that the value of the remaining shares held by the financial institution is equal to the original aggregate purchase price.

                                       44              (2002 Annual Report p.69)

The contracts were initially recorded at their fair value within equity on the company's balance sheet in accordance with EITF Issue 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock." Subsequent activity is recorded in equity as long as the contracts continue to meet the requirements of EITF Issue 00-19. Net settlements under the agreements resulted in the company issuing 0.4 million shares and 12.3 million shares in 2002 and 2001, respectively. The company has the right to terminate these agreements at any time upon full settlement. The company may prepay outstanding amounts at any time prior to the end of the five-year term, and from time to time, may make such prepayments in lieu of, or in addition to, its share repurchase program, which either or together would be expected to have the same effect on outstanding shares as a purchase under the share repurchase program. In 2001, the company elected to prepay $350 million of the aggregate outstanding amount. In addition, in 2002, the company elected to prepay $600 million of the aggregate outstanding amount. At December 31, 2002, 15.3 million shares of the company's common stock continued to be held by the financial institution in support of the remaining balance of approximately $535 million.

To the extent that the price of the company's common stock declines to levels substantially lower than current levels for a sustained period of time, thereby resulting in significant net issuances of shares under these agreements, there could be an adverse impact on basic and diluted earnings per share. The maximum number of company common shares that could potentially be distributed pursuant to the agreements would not exceed 62 million shares as adjusted for shares delivered by the company and shares delivered to the company.

Common shares activity for each of the last three years ended December 31 was:

(Millions)                                                      2002             2001                   2000
----------------------------------------------------------------------------------------------------------------------
Shares outstanding at beginning of year                        1,331           1,326                  1,341
Repurchases of common shares:
   Open market/purchases from Incentive Savings Plan             (16)             (6)                   (25)
   Prepayments under share purchase agreements                   (17)             (8)                   --
Net settlements pursuant to share purchase agreements             --              12                     (2)
Other, primarily employee benefit plans                            7               7                     12
----------------------------------------------------------------------------------------------------------------------
Shares outstanding at end of year                              1,305           1,331                  1,326
======================================================================================================================

The Board of Directors is authorized to permit the company to issue up to 20 million preferred shares without further shareholder approval.

NOTE 9   DERIVATIVES AND HEDGING ACTIVITIES

As prescribed by SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," derivative instruments that are designated and qualify as hedging instruments are further classified as either a cash flow hedge, a fair value hedge or a hedge of a net investment in a foreign operation, based upon the exposure being hedged.

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

CASH FLOW HEDGES

The company uses interest rate products, primarily swaps, to manage funding costs related to TRS' charge card business, as well as AEFA's investment certificate business. For its charge card products, TRS uses interest rate swaps to achieve a targeted mix of fixed and floating rate funding. These interest rate swaps are used to protect the company from the interest rate risk

                                      45              (2002 Annual Report p.70)
that arises from short-term funding. AEFA uses interest rate products to hedge the risk of rising interest rates on investment certificates which reset at shorter intervals than the average maturity of the investment portfolio.

During 2002 and 2001, the company reclassified into earnings pretax losses of $572 million and $660 million, respectively. At December 31, 2002, the company expects to reclassify $571 million of net pretax losses on derivative instruments from accumulated other comprehensive income (loss) to earnings during the next twelve months. These losses will be recognized in earnings during the terms of those derivatives contracts at the same time that the company realizes the benefits of lower market rates of interest on its funding of charge card and fixed rate lending products.

Currently, the longest period of time over which the company is hedging exposure to the variability in future cash flows is 5.3 years and relates to funding of foreign currency denominated receivables. The amounts of gains and losses reclassified into earnings as a result of the discontinuance of cash flow hedges were not significant during either 2002 or 2001.

FAIR VALUE HEDGES

In addition to the fair value hedge discussed in Note 7, the company also uses interest rate swaps to hedge its firm commitments to transfer, at a fixed rate, receivables to trusts established in connection with its asset securitizations. AEFA is exposed to interest rate risk associated with its fixed rate corporate bond investments. AEFA enters into interest rate swaps to hedge the risk of changing interest rates as investment certificates reset at shorter intervals than the average maturity of the investment portfolio.

The company uses derivatives to hedge against the change in fair value of some of its investments in public companies. Changes in the fair value of the derivatives are recorded in earnings along with related designated changes in the spot price of the underlying shares. Changes in the time value elements of these derivatives are considered as hedge ineffectiveness.

During 2002 and 2001, the company recognized pretax net losses of $1.4 million and $1.2 million, respectively, primarily related to the time value element of its fair value hedging instruments. This amount is included in other expenses in the Consolidated Statements of Income. During the years ending December 31, 2002 and 2001, the company recognized immaterial amounts of net gains or losses related to the ineffective portion of its fair value hedging instruments.

HEDGES OF NET INVESTMENT IN FOREIGN OPERATIONS

The company designates foreign currency derivatives as hedges of net investments in certain foreign operations. For these hedges unrealized gains and losses are recorded in the cumulative translation adjustment account included in other comprehensive income (loss), whereas the related amounts due to or from counterparties are included in other liabilities or other assets.

For the years ended December 31, 2002 and 2001, the net amount of losses included in the cumulative translation adjustment was not significant.

DERIVATIVES NOT DESIGNATED AS HEDGES

The company has economic hedges that either do not qualify or are not designated for hedge accounting treatment under SFAS No. 133. In addition, American Express Bank (AEB) enters into derivative contracts both to meet the needs of its clients and, to a limited extent, for trading purposes, including taking proprietary positions.

o Foreign currency transaction exposures are economically hedged, where practical, through foreign currency contracts. Foreign currency contracts involve the purchase and sale of a designated currency at an agreed upon rate for settlement on a specified date. Such foreign currency forward contracts entered into by the company generally mature within one year. In addition, for selected major overseas markets, the company uses foreign currency forward contracts with maturities not exceeding fifteen months to offset the effect of changes in foreign currency exchange rates on future operating results.

o AEFA uses interest rate caps, swaps and floors to protect the margin between the interest rates earned on investments and the interest rates credited to holders of certain investment certificates and fixed annuities.

o Certain of AEFA's annuity and investment certificate products have returns tied to the performance of equity markets. These elements are considered derivatives under SFAS No. 133. AEFA manages this equity market risk by entering into options and futures with offsetting characteristics.

o Certain of the company's equity investments are in the form of warrants. Some of these warrants are deemed to be derivative financial instruments.

                                       46              (2002 Annual Report p.71)

See Note 6 for further information regarding the company's use of interest rate products related to short- and long-term debt obligations.

NOTE 10  OFF-BALANCE SHEET ITEMS

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

December 31, (Millions)                                     2002         2001
-----------------------------------------------------------------------------
Loan commitments and other lines of credit              $  1,036     $  1,128
Bank standby letters of credit and bank guarantees      $  1,029     $    845
Bank commercial and other bank letters of credit        $    371     $    260
-----------------------------------------------------------------------------

The company issues commercial and other letters of credit to facilitate the short-term trade-related needs of its banking clients, which typically mature within six months. At December 31, 2002 and 2001, the company held $684 million and $583 million, respectively, of collateral supporting bank standby letters of credit and bank guarantees and $148 million and $159 million, respectively, of collateral supporting commercial and other letters of credit.

The company has commitments aggregating $126 billion and $112 billion related to its card business in 2002 and 2001, respectively, primarily related to commitments to extend credit to certain cardmembers as part of established lending product agreements. Many of these are not expected to be drawn; therefore, total unused credit available to cardmembers does not represent future cash requirements. The company's charge card products have no preset spending limit and are not reflected in unused credit available to cardmembers.

The company also has committed payments for worldwide business arrangements, principally related to TRS, with maximum related future payments which would not exceed $3.8 billion.

Other financial institutions have committed to extend lines of credit to the company of $12.1 billion and $13.8 billion at December 31, 2002 and 2001, respectively.

The company leases certain office facilities and operating equipment under noncancellable and cancelable agreements. Total rental expense amounted to $461 million, $491 million and $477 million in 2002, 2001 and 2000, respectively. At December 31, 2002, the minimum aggregate rental commitment under all noncancellable operating leases (net of subleases) was (millions):
2003, $273; 2004, $229; 2005, $192; 2006, $157; 2007, $132; and thereafter,
$1,418.

In addition to the contingencies and commitments listed above, the company has entered into many other contracts in the normal course of business that involve future cash payments that are either required or contingent upon the occurrence of certain events.

The company and its subsidiaries are involved in a number of legal and arbitration proceedings, including class actions, concerning matters arising in connection with the conduct of their respective business activities. The company believes it has meritorious defenses to each of these actions and intends to defend them vigorously. The company believes it is not a party to, nor are any of its properties the subject of, any pending legal or arbitration proceedings which would have a material adverse effect on the company's consolidated financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material impact on results of operations in any particular reporting period as the proceedings are resolved.

NOTE 11  GUARANTEES

The company, through its TRS operating segment, provides cardmember protection plans that cover losses associated with purchased products, as well as certain other guarantees in the ordinary course of business. In the hypothetical scenario that all claims occur within one year, the aggregate maximum amount of potential future losses associated with such guarantees would not exceed $86 billion. The total amount of related liability accrued at December 31, 2002 for such programs was

                                       47              (2002 Annual Report p.72)

$301 million, which management believes to be adequate based on actual experience. The company has no collateral or other recourse provisions related to these guarantees. Expenses relating to claims under these guarantees did not exceed $60 million in 2002.

The company, through its AEB operating segment, provides various guarantees to its customers in the ordinary course of business, including financial letters of credit, performance guarantees and financial guarantees, among others. Generally, guarantees range in term from three months to one year. AEB receives a fee related to most of these guarantees, many of which help to facilitate customer cross-border transactions. Virtually all of these guarantees are collateralized or supported by other types of recourse provisions (i.e., pledged assets, primarily comprised of cash and time deposits, and counter-guarantees). The following table provides information related to such guarantees as of December 31, 2002; such information is also reflected in Note 10.

(Millions)                           Maximum amount
                                     of undiscounted         Amount of related
Type of Guarantee                    future payments     liability at 12/31/02
--------------------------------------------------------------------------------
Financial letters of credit                    $ 249                     $ 0.2
Performance guarantees                           124                       0.2
Financial guarantees                             553                       0.1
--------------------------------------------------------------------------------
TOTAL                                          $ 926                     $ 0.5
================================================================================

NOTE 12  FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table discloses fair value information for financial instruments. Certain items, such as life insurance obligations, employee benefit obligations and investments accounted for under the equity method are excluded. The fair values of financial instruments are estimates based upon market conditions and perceived risks at December 31, 2002 and 2001 and require management judgment. These figures may not be indicative of their future fair values.

December 31, (Millions)                         2002               2001
--------------------------------------------------------------------------------------------------
                                  Carrying Value      Fair Value   Carrying Value      Fair Value
--------------------------------------------------------------------------------------------------
FINANCIAL ASSETS
Assets for which carrying values
  approximate fair values              $ 64,855        $ 64,855         $67,404        $ 67,404
Investments                            $ 53,638        $ 54,062         $46,488        $ 46,659
Loans                                  $ 28,398        $ 28,478         $26,789        $ 25,441
-------------------------------------------------------------------------------------------------
FINANCIAL LIABILITIES
Liabilities for which carrying values
  approximate fair values              $ 59,600        $ 59,600         $65,190        $ 65,190
Fixed annuity reserves                 $ 21,911        $ 21,283         $18,139        $ 17,672
Investment certificate reserves        $  8,647        $  8,673         $ 8,205        $  8,223
Long-term debt                         $ 16,308        $ 16,571         $ 7,788        $  7,851
Separate account liabilities           $ 19,392        $ 18,539         $24,280        $ 23,717
-------------------------------------------------------------------------------------------------

The carrying and fair values of off-balance sheet financial instruments discussed in Note 10 are not material as of December 31, 2002 and 2001. See
Note 2 for carrying and fair value information regarding investments. The following methods were used to estimate the fair values of financial assets and financial liabilities:

FINANCIAL ASSETS

Assets for which carrying values approximate fair values include cash and cash equivalents, accounts receivable and accrued interest, separate account assets, certain other assets and derivative financial instruments.

Generally, investments are carried at fair value on the Consolidated Balance Sheets. Gains and losses are recognized in the results of operations upon disposition of the securities. In addition, losses are recognized when management determines that a decline in value is other-than-temporary.

                                       48              (2002 Annual Report p.73)

For variable rate loans that reprice within a year where there has been no significant change in counterparties' creditworthiness, fair values are based on carrying values.

The fair values of all other loans, except those with significant credit deterioration, are estimated using discounted cash flow analysis, based on current interest rates for loans with similar terms to borrowers of similar credit quality. For loans with significant credit deterioration, fair values are based on estimates of future cash flows discounted at rates commensurate with the risk inherent in the revised cash flow projections, or for collateral dependent loans on collateral values.

FINANCIAL LIABILITIES

Liabilities for which carrying values approximate fair values include customers' deposits, Travelers Cheques outstanding, accounts payable, short-term debt, certain other liabilities and derivative financial instruments.

Fair values of fixed annuities in deferral status are estimated as the accumulated value less applicable surrender charges and loans. For annuities in payout status, fair value is estimated using discounted cash flows, based on current interest rates. The fair value of these reserves excludes life insurance related elements of $1.4 billion in both 2002 and 2001.

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

Fair values of separate account liabilities, after excluding life insurance related elements of $2.6 billion and $3.0 billion in 2002 and 2001, respectively, are estimated as the accumulated value less applicable surrender charges.

NOTE 13  SIGNIFICANT CREDIT CONCENTRATIONS

A credit concentration may exist if customers are involved in similar industries. The company's customers operate in diverse economic sectors. Therefore, management does not expect any material adverse consequences to the company's financial position to result from credit concentrations. Certain distinctions between categories require management judgment. The following table represents the company's maximum credit exposure by industry at December 31, 2002 and 2001:

December 31, (Dollars in millions)                             2002         2001
--------------------------------------------------------------------------------------
Financial institutions(a)                                $   16,635         $   17,075
Individuals(b)                                              181,534            164,212
U.S. Government and agencies(c)                              29,604             22,145
All other                                                    25,733             18,018
--------------------------------------------------------------------------------------
  Total                                                  $  253,506         $  221,450
======================================================================================
Composition:
  On-balance sheet                                               49%                49%
  Off-balance sheet                                              51                 51
--------------------------------------------------------------------------------------
  Total                                                         100%               100%
======================================================================================

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

                                       49              (2002 Annual Report p.74)

NOTE 14  STOCK PLANS

Under the 1998 Incentive Compensation Plan and previously under the 1989 Long-Term Incentive Plan (the Plans), awards may be granted to officers, other key employees and other key individuals who perform services for the company and its participating subsidiaries. These awards may be in the form of stock options, stock appreciation rights, restricted stock, performance grants and similar awards designed to meet the requirements of non-U.S. jurisdictions. The company also has options outstanding pursuant to a Directors' Stock Option Plan. Under these plans, there were a total of 85 million, 48 million and 88 million common shares available for grant at December 31, 2002, 2001 and 2000, respectively. Each option has an exercise price at least equal to the market price of the company's common stock on the date of grant and a maximum term of 10 years. Options granted prior to 1999 and in 2002 generally vest at 33 1/3 percent per year beginning with the first anniversary of the grant date. Options granted in 1999, 2000 and 2001 generally vest at 33 1/3 percent per year beginning with the second anniversary of the grant date. The company also sponsors the American Express Incentive Savings Plan, under which purchases of the company's common shares are made by or on behalf of participating U.S. employees.

In 1998, the Compensation and Benefits Committee adopted a restoration stock option program. This program provides that employees who exercise options that have been outstanding at least five years by surrendering previously owned shares as payment will automatically receive a new (restoration) stock option with an exercise price equal to the market price on the date of exercise. The size of the restoration option is equal to the number of shares surrendered plus any shares surrendered or withheld to satisfy the employees' income tax requirements. The term of the restoration option, which is exercisable six months after grant, is equal to the remaining life of the original option. Senior officers must be in compliance with their stock ownership guidelines to exercise restoration options.

The fair value of each option is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2002, 2001 and 2000:

                                      2002             2001           2000
--------------------------------------------------------------------------------
Dividend yield                        0.9%             0.8%           1.1%
Expected volatility                    33%              31%            29%
Risk-free interest rate               4.3%             4.9%           6.7%
Expected life of stock option         4.5 years        5.0 years      5.0 years
--------------------------------------------------------------------------------

The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated increases. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The weighted average fair value per option was $11.68, $14.69 and $14.92 for options granted during 2002, 2001 and 2000, respectively.

A summary of the status of the company's stock option plans as of December 31 and changes during each of the years then ended is presented below:

(Shares in thousands)                        2002             2001                       2000
-------------------------------------------------------------------------------------------------------------------------
                                                      Weighted                     Weighted                      Weighted
                                                       Average                      Average                       Average
                                      Shares    Exercise Price     Shares    Exercise Price      Shares    Exercise Price
-------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year      146,069        $   37.42    114,460     $   34.23      94,512         $   27.96
Granted                                40,430        $   36.59     42,883     $   44.21      39,273         $   44.38
Exercised                              (7,934)       $   24.98     (5,649)    $   20.83     (14,114)        $   19.45
Forfeited/expired                     (12,333)       $   40.93     (5,625)    $   40.64      (5,211)        $   36.87
-------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year            166,232        $   37.54    146,069     $   37.42     114,460         $   34.23
-------------------------------------------------------------------------------------------------------------------------
Options exercisable at end of year     61,903        $   32.86     49,428     $   29.08      33,966         $   23.61
=========================================================================================================================

                                      50              (2002 Annual Report p.75)

The following table summarizes information about the stock options outstanding at December 31, 2002:


(Shares in thousands)                               Options Outstanding                  Options Exercisable
------------------------------------------------------------------------------------------------------------------------------
                                                            Weighted
                                                             Average               Weighted                      Weighted
                                         Number            Remaining                Average       Number          Average
Range of Exercise Prices            Outstanding     Contractual Life         Exercise Price  Exercisable   Exercise Price
------------------------------------------------------------------------------------------------------------------------------

$  8.26-$29.99                           31,026             4.1                 $  24.21         27,792         $  23.84
$ 30.00-$35.99                           23,191             6.4                 $  35.20         14,774         $  35.25
$ 36.00-$42.99                           42,351             8.9                 $  37.10          4,028         $  40.36
$ 43.00-$43.99                           29,507             7.2                 $  43.66         10,849         $  43.66
$ 44.00-$61.44                           40,157             7.8                 $  45.15          4,460         $  48.12
-----------------------------------------------------------------------------------------------------------------------------
$  8.26-$61.44                          166,232             7.1                 $  37.54         61,903         $  32.86
=============================================================================================================================

The company granted 0.3 million, 3.0 million and 1.5 million restricted stock awards (RSAs) with a weighted average grant date value of $35.97, $35.48 and $43.46 per share for 2002, 2001 and 2000, respectively. Restrictions generally expire four years from date of grant. The compensation cost charged against income for the company's RSAs was $40 million, $36 million and $41 million for 2002, 2001 and 2000, respectively.

NOTE 15  RETIREMENT PLANS

PENSION PLANS

The company sponsors the American Express Retirement Plan (the Plan), a noncontributory defined benefit plan which is a qualified plan under the Employee Retirement Income Security Act of 1974, as amended (ERISA), under which the cost of retirement benefits for eligible employees in the United States is measured by length of service, compensation and other factors and is currently being funded through a trust. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by ERISA. Employees' accrued benefits are based on recordkeeping account balances, which are maintained for each individual. Each pay period these balances are credited with an amount equal to a percentage, determined by an employee's age plus service, of base pay (which includes, but is not limited to regular earnings, incentive pay, shift differential, overtime, certain commissions, and transition pay). Employees' balances are also credited daily with a fixed rate of interest that is updated each January 1 and is based on the average of the daily five-year U.S. Treasury Note yields for the previous October 1 through November 30. Employees have the option to receive annuity payments or a lump sum payout at vested termination or retirement.

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

                                       51              (2002 Annual Report p.76)

The components of the net pension cost for all defined benefit plans accounted for under SFAS No. 87, "Employers' Accounting for Pensions," are as follows:

(Millions)                                            2002               2001                  2000
-------------------------------------------------------------------------------------------------------
Service cost                                           $ 106              $102                 $  95
Interest cost                                            112               106                    98
Expected return on plan assets                          (127)             (122)                 (102)
Amortization of:
   Prior service cost                                     (9)              (10)                   (9)
   Transition obligation                                  (1)               (1)                    3
   Reversion gain                                         --                --                    (4)
Recognized net actuarial loss (gain)                       6                (1)                    5
Settlement/curtailment loss (gain)                        12                (1)                  (22)
-------------------------------------------------------------------------------------------------------
Net periodic pension benefit cost                      $  99              $ 73                 $  64
=======================================================================================================

The funded status of the company's pension plans is based on valuations as of September 30. The following tables provide a reconciliation of the changes in the plans' benefit obligation and fair value of assets for all plans accounted for under SFAS No. 87:

RECONCILIATION OF CHANGE IN BENEFIT OBLIGATION

(Millions)                                                           2002                  2001
-------------------------------------------------------------------------------------------------------
Benefit obligation, October 1 prior year                             $1,541               $ 1,403
Service cost                                                            106                   102
Interest cost                                                           112                   106
Benefits paid                                                           (52)                  (43)
Actuarial loss                                                          141                    31
Settlements/curtailments                                                (66)                  (42)
Foreign currency exchange rate changes                                   63                   (16)
-------------------------------------------------------------------------------------------------------
Benefit obligation at September 30,                                  $1,845               $ 1,541
=======================================================================================================

RECONCILIATION OF CHANGE IN FAIR VALUE OF PLAN ASSETS

(Millions)                                                               2002                  2001
-------------------------------------------------------------------------------------------------------
Fair value of plan assets, October 1 prior year                          $1,190               $ 1,480
Actual loss on plan assets                                                  (78)                 (239)
Employer contributions                                                      306                    47
Benefits paid                                                               (52)                  (43)
Settlements                                                                 (65)                  (42)
Foreign currency exchange rate changes                                       51                   (13)
-------------------------------------------------------------------------------------------------------
Fair value of plan assets at September 30,                               $1,352               $ 1,190
=======================================================================================================


The following table reconciles the plans' funded status to the amounts recognized on the Consolidated Balance Sheets:

FUNDED STATUS

(Millions)                                                                 2002                  2001
-------------------------------------------------------------------------------------------------------
Funded status at September 30,                                           $(493)               $ (351)
Unrecognized net actuarial loss                                            563                   209
Unrecognized prior service cost                                            (28)                  (42)
Unrecognized net transition obligation                                      --                    (2)
Fourth quarter contributions (net of benefit payments)                       6                     4
-------------------------------------------------------------------------------------------------------
Net amount recognized at December 31,                                    $  48                $ (182)
=======================================================================================================

                                       52              (2002 Annual Report p.77)

The following table provides the amounts recognized on the Consolidated Balance Sheets as of December 31:

(Millions)                                                                2002                  2001
-------------------------------------------------------------------------------------------------------
Accrued benefit liability                                              $ (429)               $ (359)
Prepaid benefit cost                                                      400                    17
Intangible asset                                                            1                     1
Minimum pension liability adjustment                                       76                   159
-------------------------------------------------------------------------------------------------------
Net amount recognized at December 31,                                  $   48                $ (182)
=======================================================================================================

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1,222 million, $1,149 million and $726 million, respectively, as of December 31, 2002, and $612 million, $553 million and $326 million, respectively, as of December 31, 2001. As a result of a significant decrease in the fair value of plan assets in the company's U.S. and certain non-U.S. pension plans, more plans had an accumulated benefit obligation that exceeded the fair value of the plan assets. In 2002, the company made a $289 million contribution to the United Kingdom pension plan such that at the measurement date the fair market value of the plan assets exceeded the accumulated benefit obligation.

The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10 percent of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The weighted average assumptions used in the accounting for the company's defined benefit plans were:


                                                          2002                  2001
----------------------------------------------------------------------------------------
Discount rates                                           6.2%                  7.0%
Rates of increase in compensation levels                 4.0%                  4.2%
Expected long-term rates of return on assets(a)          9.3%                  9.5%
========================================================================================

(a) AT THE SEPTEMBER 30, 2002 MEASUREMENT DATE, THE COMPANY REDUCED THE WEIGHTED AVERAGE RETURN ON ASSETS ACTUARIAL ASSUMPTION TO BE USED IN CALCULATING THE 2003 PENSION EXPENSE TO 8.1%.

The company also has a defined contribution retirement plan (a 401(k) savings plan with a profit sharing and stock bonus plan feature) covering most employees in the United States. The defined contribution plan expense was $121 million, $76 million and $151 million in 2002, 2001 and 2000, respectively.

OTHER POSTRETIREMENT BENEFITS

The company sponsors postretirement benefit plans that provide health care, life insurance and other postretirement benefits to retired U.S. employees. Net periodic postretirement benefit expenses were $38 million, $25 million and $26 million in 2002, 2001 and 2000, respectively. The liabilities recognized on the Consolidated Balance Sheets for the company's defined postretirement benefit plans (other than pension plans) at December 31, 2002 and 2001 were $223 million and $212 million, respectively.

NOTE 16  INCOME TAXES

The provisions (benefits) for income taxes were as follows:

(Millions)                                     2002             2001                  2000
---------------------------------------------------------------------------------------------
Federal                                      $   725         $ (36)              $   748
State and local                                   81            59                    76
Foreign                                          250           262                   274
---------------------------------------------------------------------------------------------
   Total                                     $ 1,056         $ 285               $ 1,098
=============================================================================================

Accumulated net earnings of certain foreign subsidiaries, which totaled $2.4 billion at December 31, 2002, are intended to be permanently reinvested outside the United States. Accordingly, federal taxes, which would have aggregated $332 million, have not been provided on those earnings.

                                       53              (2002 Annual Report p.78)

The current and deferred components of the provision for income taxes were as follows:

(Millions)                                              2002            2001                  2000
-------------------------------------------------------------------------------------------------------
Current                                              $   903           $ 765               $ 1,209
Deferred                                                 153            (480)                 (111)
-------------------------------------------------------------------------------------------------------
  Total                                              $ 1,056           $ 285               $ 1,098
=======================================================================================================

The company's net deferred tax assets at December 31 were as follows:

(Millions)                                     2002                  2001
--------------------------------------------------------------------------------
Deferred tax assets                           $4,486               $ 4,269
Deferred tax liabilities                       2,952                 2,318
--------------------------------------------------------------------------------
Net deferred tax assets                       $1,534               $ 1,951
================================================================================

Deferred tax assets for 2002 and 2001 are primarily related to reserves not yet deducted for tax purposes of $2.8 billion in both years; deferred compensation of $337 million and $344 million, respectively; deferred cardmember fees of $287 million and $278 million, respectively; and deferred taxes related to net unrealized derivatives losses of $289 million and $147 million, respectively. Deferred tax liabilities for 2002 and 2001 are mainly related to deferred acquisition costs of $1,053 million and $1,025 million, respectively; depreciation and amortization of $586 million and $413 million, respectively; deferred taxes related to net unrealized securities gains of $589 million and $172 million, respectively; and deferred taxes related to asset securitizations of $233 million and $181 million, respectively.

The principal reasons that the aggregate income tax provision is different from that computed by using the U.S. statutory rate of 35% are as follows:

(Millions)                                              2002                2001                  2000
----------------------------------------------------------------------------------------------------------
Combined tax at U.S. statutory rate                  $ 1,304               $ 559               $ 1,368
Changes in taxes resulting from:
  Tax-preferred investments                             (237)               (247)                 (211)
  Tax-exempt element of dividend income                  (34)                (27)                  (26)
  Foreign income taxed at rates other than
    U.S. statutory rate                                  (34)                (27)                  (38)
  State and local income taxes                            52                  38                    50
  All other                                                5                 (11)                  (45)
----------------------------------------------------------------------------------------------------------
Income tax provision                                 $ 1,056               $ 285               $ 1,098
==========================================================================================================

Net income taxes paid by the company during 2002, 2001 and 2000 were $872 million, $545 million and $858 million, respectively, and include estimated tax payments and cash settlements relating to prior tax years.

The items comprising comprehensive income in the Consolidated Statements of Shareholders' Equity are presented net of income tax provision (benefit). The changes in net unrealized securities gains are presented net of tax provision of $415 million, $258 million and $81 million for 2002, 2001 and 2000, respectively. The changes in net unrealized losses on derivatives are presented net of tax (benefit) of ($130 million) and ($159 million) for 2002 and 2001, respectively. Foreign currency translation adjustments are presented net of tax (benefit) provision of ($14 million), ($21 million) and $18 million for 2002, 2001 and 2000, respectively. Minimum pension liability adjustment is presented net of tax provision (benefit) of $29 million and ($55 million) for 2002 and 2001, respectively.

                                       54              (2002 Annual Report p.79)

NOTE 17  EARNINGS PER COMMON SHARE

Basic EPS is computed using the average actual shares outstanding during the period. Diluted EPS is basic EPS adjusted for the dilutive effect of stock options, RSAs and other financial instruments that may be converted into common shares. The basic and diluted EPS computations are as follows:

(Millions, except per share amounts)                    2002                 2001                  2000
-------------------------------------------------------------------------------------------------------
Numerator:
  Net income                                        $  2,671            $1,311              $  2,810
Denominator:
  Basic: Weighted-average shares outstanding
         during the period                             1,320             1,324                 1,327
  Add:   Dilutive effect of stock options,
         restricted stock award and other
         dilutive securities                              10                12                    33
-------------------------------------------------------------------------------------------------------
  Diluted                                              1,330             1,336                 1,360
=======================================================================================================
Basic EPS                                           $   2.02            $ 0.99                $ 2.12
-------------------------------------------------------------------------------------------------------
Diluted EPS                                         $   2.01            $ 0.98                $ 2.07
=======================================================================================================

Stock options having an exercise price greater than the average market price of the company's common shares for each period presented are excluded from the computation of EPS because the effect would be antidilutive. The number of these excluded stock options for the years ended December 31, 2002, 2001 and 2000 was 101 million, 72 million and 0.5 million, respectively.

NOTE 18  OPERATING SEGMENTS AND GEOGRAPHIC OPERATIONS

OPERATING SEGMENTS

The company is principally engaged in providing travel related, financial advisory and international banking services throughout the world. TRS' products and services include, among others, charge cards, cardmember lending products, Travelers Cheques, and corporate and consumer travel services. AEFA's services and products include financial planning and advice, investment advisory services and a variety of products, including insurance and annuities, investment certificates and mutual funds. AEB's products and services include providing private, financial institution and corporate banking; personal financial services and global trading. The company operates on a global basis, although the principal market for financial advisory services is the United States.

The following table presents certain information regarding these operating segments at December 31, 2002, 2001 and 2000 and for each of the years then ended. The segment results have been affected by charges discussed in Notes 19 and 20. For certain income statement items that are affected by asset securitizations at TRS, data is provided on both a managed basis, which excludes the effect of securitizations, as well as on a GAAP basis. See Note 4 to the Consolidated Financial Statements and the TRS Results of Operations section of the Financial Review for further information regarding the effect of securitizations on the financial statements. In addition, net revenues (managed basis) are presented net of provisions for losses and benefits for annuities, insurance and investment certificate products of AEFA.

                                       55              (2002 Annual Report p.80)

The following table presents certain information regarding these operating segments at December 31, 2002, 2001 and 2000 and for each of the years then ended:

                                               American
                                     Travel     Express    American                    Adjustments
                                    Related   Financial     Express      Corporate            and
(Millions)                         Services    Advisors        Bank      and Other    Eliminations     Consolidated
-------------------------------------------------------------------------------------------------------------------
2002
Revenues (GAAP basis)              $ 17,721    $  5,617     $   745   $    99      $    (375)       $  23,807
Net revenues (managed basis)         18,669       3,663         745        99           (375)          22,801
Interest and dividends, net             598       2,058         360        99           (124)           2,991
Cardmember lending net finance
  charge revenue:
    GAAP basis                        1,485          --          --       --             --             1,485
    Managed basis                     3,654          --          --       --             --             3,654
Interest expense:
    GAAP basis                        1,001          32          --       175           (126)           1,082
    Managed basis                       987          32          --       175           (126)           1,068
Pretax income (loss)                  3,080         865         121      (339)            --            3,727
Income tax provision (benefit)          945         233          41      (163)            --            1,056
-------------------------------------------------------------------------------------------------------------------
Net income (loss)                     2,135         632          80      (176)            --            2,671
-------------------------------------------------------------------------------------------------------------------
Assets                             $ 72,205    $ 73,724    $ 13,234   $17,014      $ (18,924)       $ 157,253
===================================================================================================================
2001
Revenues (GAAP basis)              $ 17,359    $  4,791     $   649   $   123      $    (340)       $  22,582
Net revenues (managed basis)         18,102       2,825         649       123           (340)          21,359
Interest and dividends, net             710       1,162         302       123           (160)           2,137
Cardmember lending net finance
  charge revenue:
    GAAP basis                        1,424          --          --        --             --            1,424
    Managed basis                     3,138          --          --        --             --            3,138
Interest expense:
    GAAP basis                        1,454          26          --       182           (161)           1,501
    Managed basis                     1,487          26          --       182           (161)           1,534
Pretax income (loss)                  1,979         (24)        (14)     (345)            --            1,596
Income tax provision (benefit)          520         (76)         (1)     (158)            --              285
-------------------------------------------------------------------------------------------------------------------
Net income (loss)(a)                  1,459          52         (13)     (187)            --            1,311
-------------------------------------------------------------------------------------------------------------------
Assets                             $ 69,384    $ 71,471     $11,878   $15,726      $ (17,359)       $ 151,100
===================================================================================================================
2000
Revenues (GAAP basis)              $ 17,120   $   6,130     $   591   $   167      $    (333)       $  23,675
Net revenues (managed basis)         17,441       4,219         591       167           (333)          22,085
Interest and dividends, net             803       2,292         251       165           (221)           3,290
Cardmember lending net finance
  charge revenue:
    GAAP basis                        1,255          --          --       --             --             1,255
    Managed basis                     2,383          --          --       --             --             2,383
Interest expense:
    GAAP basis                        1,366          22          --       180           (214)           1,354
    Managed basis                     1,571          22          --       180           (214)           1,559
Pretax income (loss)                  2,713       1,483          33      (321)            --            3,908
Income tax provision (benefit)          784         451           4      (141)            --            1,098
-------------------------------------------------------------------------------------------------------------------
Net income (loss)                     1,929       1,032          29      (180)            --            2,810
-------------------------------------------------------------------------------------------------------------------
Assets                             $ 71,419    $ 73,560     $11,413   $16,487       $ (18,456)      $ 154,423
===================================================================================================================

(a) 2001 RESULTS INCLUDE THREE SIGNIFICANT ITEMS: (1) A CHARGE AT AEFA OF $1.01 BILLION ($669 MILLION AFTER-TAX) REFLECTING LOSSES ASSOCIATED WITH HIGH-YIELD SECURITIES RECORDED DURING THE FIRST HALF OF 2001; (2) CONSOLIDATED RESTRUCTURING CHARGES OF $631 MILLION ($411 MILLION AFTER-TAX); AND (3) THE CONSOLIDATED ONE-TIME ADVERSE IMPACT FROM THE SEPTEMBER 11TH TERRORIST ATTACKS OF $98 MILLION ($65 MILLION AFTER-TAX).

                                       56              (2002 Annual Report p.81)

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

GEOGRAPHIC OPERATIONS

The following table presents the company's revenues and pretax income in different geographic regions:


                                                                                   Adjustments
                              United                                                      and
(Millions)                    States       Europe  Asia/Pacific      All Other    Eliminations      Consolidated
----------------------------------------------------------------------------------------------------------------
2002
Revenues                  $   19,286    $   1,943     $   1,685      $1,586         $ (693)        $  23,807
Pretax income             $    2,983    $     310     $     181      $  253             --         $   3,727
----------------------------------------------------------------------------------------------------------------
2001
Revenues                  $   17,522    $   2,556     $   1,523      $1,667         $ (686)        $  22,582
Pretax income             $    1,177    $     101     $     159      $  159            --          $   1,596
----------------------------------------------------------------------------------------------------------------
2000
Revenues                  $   18,529    $   2,731     $   1,582      $1,629         $ (796)        $  23,675
Pretax income             $    3,049    $     411     $     199      $  249            --          $   3,908
================================================================================================================

Foreign currency transaction (losses) gains amounted to ($77 million), $16 million and $102 million in 2002, 2001 and 2000, respectively.

Most services of the company are provided on an integrated worldwide basis. Therefore, it is not practicable to separate precisely the U.S. and international services. Accordingly, the data in the above table are, in part, based upon internal allocations, which necessarily involve management's judgment.

NOTE 19  RESTRUCTURING CHARGES

In the third and fourth quarters of 2001, the company recorded aggregate restructuring charges of $631 million ($411 million after-tax). The aggregate restructuring charges consisted of $369 million for severance related to the original plans to eliminate approximately 12,900 jobs and $262 million of exit costs primarily consisting of $138 million of charges related to the consolidation of real estate facilities, $35 million of asset impairment charges, $26 million recorded in loss provisions, $25 million in contract termination costs and $24 million of currency translation losses.

During the year ended December 31, 2002, the company adjusted the prior year's aggregate restructuring charge liability by taking back into income a net pretax amount of $31 million ($20 million after-tax). This is comprised of the reversal of severance and related benefits of $62 million, primarily caused by voluntary attrition or redeployment into open jobs of approximately 4,100 employees whose jobs were eliminated, partially offset by additional net exit costs of $31 million. These net exit costs include $46 million of additional costs relating to certain domestic and international office facilities, a $20 million reduction primarily due to revisions to plans relating to certain travel office locations and a $5 million additional charge for write-offs of building and related costs in facilities affected by the restructuring plan. As of December 31, 2002, the company had executed all restructuring plans related to the 2001 charges. The severance component of the remaining restructuring related reserve includes $44 million in severance for employees terminated as part of the 2001 plan and will be substantially paid out by the end of 2003. In addition, the remaining other component of the restructuring reserve includes $62 million primarily related to lease commitments on facilities and $22 million of costs associated with travel office closures as a result of the 2001 plans. The payments on these obligations are spread over the next several years due to lease terminations for which the company is still obligated to make payments.

Of the $31 million net pretax aggregate adjustment activity recognized in 2002, related to the reserves established in 2001, $23 million was recorded at TRS and $8 million was recorded at AEB.

                                       57              (2002 Annual Report p.82)

During the second half of 2002, the company recorded new restructuring charges of $19 million ($12 million after-tax) at TRS and, due to additional reviews of operations, $5 million ($3 million after-tax) at AEB. The TRS charge consists of $14 million of severance, relating to the elimination of approximately 500 jobs, and $5 million of other costs primarily related to the relocation of certain international operations. AEB's $5 million charge consisted of $3 million of severance costs and $2 million of other costs.

As of December 31, 2002, other liabilities include $152 million for the expected future cash outlays related to aggregate restructuring charges recorded. In addition to employee attrition or redeployment, approximately 10,000 employees have been terminated since the inception of the restructuring plans in 2001. The following table summarizes by category the company's restructuring charges, cash payments, balance sheet charge-offs, liability reductions and resulting liability balance as of December 31, 2001 and 2002:

(Millions)                                         Severance               Other                 Total
-------------------------------------------------------------------------------------------------------
Restructuring charges                                $   369              $262                 $ 631
Cash paid                                                (37)              (14)                  (51)
Balance sheet charge-offs                                 --              (120)                 (120)
-------------------------------------------------------------------------------------------------------
Liability balance at December 31, 2001                   332               128                   460
-------------------------------------------------------------------------------------------------------
Cash paid                                               (226)              (65)                 (291)
Balance sheet charge-offs                                 --               (10)                  (10)
Net adjustments due to revisions to 2001 plans           (62)               31                   (31)
Additional charges                                        17                 7                    24
-------------------------------------------------------------------------------------------------------
Liability balance at December 31, 2002               $    61              $ 91                 $ 152
=======================================================================================================

NOTE 20  DISASTER RECOVERY CHARGE

As a result of the terrorist attacks on September 11, 2001, the company incurred a $90 million ($59 million after-tax) disaster recovery charge. This charge mainly includes provisions for credit exposures to travel industry service establishments and insurance claims. $79 million of the pretax charge was incurred by TRS, while $11 million was incurred by AEFA. In addition to the pretax charge, the company waived approximately $8 million of finance charges and late fees. During 2002, $7 million ($4 million after-tax) of the original AEFA charge was reversed due to lower than anticipated insured loss claims.

As of December 31, 2002, the company has incurred costs of approximately $198 million related to the terrorist attacks of September 11th, which are expected to be substantially covered by insurance and, consequently, did not impact results. These include the cost of duplicate facilities and equipment associated with the relocation of the company's offices in lower Manhattan and certain other business recovery expenses.

NOTE 21  TRANSFER OF FUNDS FROM SUBSIDIARIES

Restrictions on the transfer of funds exist under debt agreements and regulatory requirements of certain of the company's subsidiaries. These restrictions have not had any effect on the company's shareholder dividend policy and management does not anticipate any effect in the future.

At December 31, 2002, the aggregate amount of net assets of subsidiaries that may be transferred to the Parent Company was approximately $9.3 billion. Should specific additional needs arise, procedures exist to permit immediate transfer of short-term funds between the company and its subsidiaries, while complying with the various contractual and regulatory constraints on the internal transfer of funds.

                                       58              (2002 Annual Report p.83)

NOTE 22  QUARTERLY FINANCIAL DATA (UNAUDITED)

(Millions, except per share amounts)               2002                                       2001
---------------------------------------------------------------------------------------------------------------------
Quarters ended                        12/31       9/30       6/30      3/31       12/31       9/30      6/30     3/31
---------------------------------------------------------------------------------------------------------------------
Revenues                            $ 6,196    $ 5,907    $ 5,945    $ 5,759    $ 5,871    $ 5,724   $ 5,268  $ 5,719
Pretax income                           949        959        961        858        347        354       153      741
Net income(a)                           683        687        683        618        297        298       178      538
Earnings per common share:(a)
  Basic                                0.52       0.52       0.52       0.47       0.22       0.23      0.13     0.41
  Diluted                              0.52       0.52       0.51       0.46       0.22       0.22      0.13     0.40
Cash dividends declared per
  common share                         0.08       0.08       0.08       0.08       0.08       0.08      0.08     0.08
Common share price:
  High                                39.84      38.47      44.91      42.70      36.34      41.92     46.55    57.06
  Low                                 26.55      26.92      34.53      32.52      26.69      24.20     35.96    34.00
=====================================================================================================================

(a) 2001 RESULTS INCLUDE THREE SIGNIFICANT ITEMS: (1) CHARGES OF $826 MILLION ($537 MILLION AFTER-TAX) AND $182 MILLION ($132 MILLION AFTER-TAX) IN THE SECOND AND FIRST QUARTERS, RESPECTIVELY, REFLECTING LOSSES ASSOCIATED WITH HIGH-YIELD SECURITIES; (2) RESTRUCTURING CHARGES OF $279 MILLION ($179 MILLION AFTER-TAX) AND $352 MILLION ($232 MILLION AFTER-TAX) IN THE FOURTH AND THIRD QUARTERS, RESPECTIVELY; AND (3) THE ONE-TIME ADVERSE IMPACT FROM THE SEPTEMBER 11TH TERRORIST ATTACKS OF $98 MILLION ($65 MILLION AFTER-TAX) IN THE THIRD QUARTER.

                                       59              (2002 Annual Report p.84)

REPORT OF ERNST & YOUNG LLP INDEPENDENT AUDITORS
The Shareholders and Board of Directors of American Express Company

     We have audited the accompanying consolidated balance sheets of American Express Company as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the management of American Express Company. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Express Company at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 5 to the financial statements, in 2002 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets."


/s/Ernst & Young LLP
New York, New York
January 27, 2003


REPORT OF MANAGEMENT

The management of American Express Company (the company) is responsible for the preparation and fair presentation of its Consolidated Financial Statements, which have been prepared in conformity with accounting principles generally accepted in the United States, and include amounts based on the best judgment of management. The company's management is also responsible for the accuracy and consistency of other financial information included in this annual report.

In recognition of its responsibility for the integrity and objectivity of data in the financial statements, the company maintains a system of internal control over financial reporting which is designed to provide reasonable, but not absolute, assurance with respect to the reliability of the company's financial statements. The concept of reasonable assurance is based on the notion that the cost of the internal control system should not exceed the benefits derived.

The internal control system is founded on an ethical climate and includes: (i) an organizational structure with clearly defined lines of responsibility, policies and procedures; (ii) a Code of Conduct; and (iii) a careful selection and training of employees. Internal auditors monitor and assess the effectiveness of the internal control system and report their findings to management and the Board of Directors throughout the year. The company's independent auditors are engaged to express an opinion on the year-end financial statements and, with the coordinated support of the internal auditors, review the financial records and related data and test the internal control system over financial reporting to the extent they believed necessary to support their report.

The Audit Committee of the Board of Directors, which has only outside directors, meets regularly with the internal auditors, management and independent auditors to review their work and discuss the company's financial controls and audit and reporting practices. The independent auditors and the internal auditors independently have full and free access to the Audit Committee, without the presence of management, to discuss any matters which they feel require attention.

                                      60              (2002 Annual Report p.85)

Consolidated Five-year Summary of Selected Financial Data

(Millions, except per share amounts and            2002          2001          2000            1999         1998
percentages)
----------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Revenues                                      $  23,807    $   22,582          $   23,675      $   21,278    $  19,132
Percent increase (decrease)                           5%           (5)%                11%             11%           8%
Expenses                                         20,080        20,986              19,767          17,840       16,207
Net income(a)                                     2,671         1,311               2,810           2,475        2,141
Return on average shareholders' equity(b)          20.6%         10.9%               25.3%           25.3%        24.0%
-----------------------------------------------------------------------------------------------------------------------
BALANCE SHEET
Cash and cash equivalents                     $  10,288    $    7,222          $    8,487      $    7,471    $   4,092
Accounts receivable and accrued interest, net    29,087        29,498              30,543          26,467       22,224
Investments                                      53,638        46,488              43,747          43,052       41,299
Loans, net                                       27,822        26,440              26,088          23,582       21,054
Total assets                                    157,253       151,100             154,423         148,517      126,933
Customers' deposits                              18,317        14,557              13,870          13,139       10,398
Travelers Cheques outstanding                     6,623         6,190               6,127           6,213        5,823
Insurance and annuity reserves                   28,683        24,536              24,098          25,011       25,433
Short-term debt                                  21,103        31,569              36,030          30,627       22,605
Long-term debt                                   16,308         7,788               4,711           5,995        7,019
Shareholders' equity                             13,861        12,037              11,684          10,095        9,698
----------------------------------------------------------------------------------------------------------------------
COMMON SHARE STATISTICS
Earnings per share:(a)
  Basic                                       $    2.02    $     0.99          $     2.12      $     1.85    $    1.57
  Diluted                                     $    2.01    $     0.98          $     2.07      $     1.81    $    1.54
  Percent (decrease) increase:
    Basic                                            ++           (53)%                15%             18%          10%
    Diluted                                          ++           (53)%                14%             18%          12%
Cash dividends declared per share             $    0.32    $     0.32          $     0.32      $     0.30    $    0.30
Book value per share:
  Actual                                      $   10.63    $     9.05          $     8.81      $     7.52    $    7.18
  Excluding the effect on shareholders'
   equity of SFAS No. 115 and SFAS No. 133    $   10.19    $     9.02          $     8.92      $     7.74    $    6.75
Market price per share:
  High                                        $   44.91    $    57.06          $    63.00      $    56.29    $   39.54
  Low                                         $   26.55    $    24.20          $    39.83      $    31.63    $   22.33
  Close                                       $   35.35    $    35.69          $    54.94      $    55.42    $   34.17
Average common shares outstanding for
 earnings per share:
  Basic                                           1,320         1,324              1,327            1,340        1,363
  Diluted                                         1,330         1,336              1,360            1,369        1,388
Shares outstanding at year end                    1,305         1,331              1,326            1,341        1,351
----------------------------------------------------------------------------------------------------------------------
OTHER STATISTICS
Number of employees at year end:
  United States                                  41,093        48,698             53,352           52,858       50,266
  Outside United States                          34,366        35,719             35,498           35,520       34,466
  Total                                          75,459        84,417             88,850           88,378       84,732
-----------------------------------------------------------------------------------------------------------------------
Number of shareholders of record                 51,061        52,041             53,884           56,020       51,597
=======================================================================================================================

(a) RESULTS FOR 2001 INCLUDE THREE SIGNIFICANT ITEMS: (1) A CHARGE OF $1.01 BILLION ($669 MILLION AFTER-TAX) REFLECTING LOSSES ASSOCIATED WITH HIGH-YIELD SECURITIES RECORDED DURING THE FIRST HALF OF 2001; (2) RESTRUCTURING CHARGES OF $631 MILLION ($411 MILLION AFTER-TAX); AND (3) THE ONE-TIME ADVERSE IMPACT FROM THE SEPTEMBER 11TH TERRORIST ATTACKS OF $98 MILLION ($65 MILLION AFTER-TAX). RESULTS FOR 1998 INCLUDE THE FOLLOWING
    ITEMS: $138 MILLION CREDIT LOSS PROVISION AT AMERICAN EXPRESS BANK RELATING TO ITS ASIA/PACIFIC PORTFOLIO AND INCOME OF $78 MILLION REPRESENTING GAINS ON THE SALE OF FIRST DATA CORPORATION SHARES.

(b) COMPUTED ON A TRAILING 12-MONTH BASIS AND EXCLUDING THE EFFECT ON SHAREHOLDERS' EQUITY OF UNREALIZED GAINS OR LOSSES RELATED TO SFAS NO. 115 AND SFAS NO. 133.

++ -- DENOTES A VARIANCE OF MORE THAN 100%.

                                       61              (2002 Annual Report p.87)