Form 10-K, Exhibit 13
period 2003-12-31
AMERICAN EXPRESS CO
filed 2004-03-12
CIK 4962

                                                                    EXHIBIT 13

                                                     (p.27_axp_financial review)

Financial Review

INTRODUCTION

The financial section of American Express Company's (the Company) Annual Report consists of this Financial Review, the Consolidated Financial Statements and related notes that follow. This introduction is designed to provide perspective regarding the information contained in the financial section.

Business Operations

American Express Company is a global travel, financial and network services provider. The Company has three operating segments: Travel Related Services
(TRS),  American  Express  Financial  Advisors (AEFA) and American  Express Bank
(AEB).

TRS includes the Company's card, travel, merchant and network businesses, as well as the Travelers Cheque and other prepaid products and services. Through its TRS businesses, the Company offers consumers and small businesses a variety of charge and credit cards, Travelers Cheques and other stored value products. The Company's Corporate Card services help companies and institutions manage their travel, entertainment and purchasing expenses. TRS' global network services business focuses on partnering with third-party financial institutions that issue American Express-branded cards accepted on the Company's merchant network.

As the world's largest travel agency, the Company offers travel and related consulting services to individuals and corporations around the world.

AEFA is one of the leading financial planning companies in the United States. AEFA has over 12,000 financial advisors nationwide and offers a wide array of products and services, including financial planning, brokerage services, mutual funds, insurance and other investment products.

AEB provides banking and other financial services to wealthy individuals, financial institutions and retail customers outside the United States.

Financial Reporting

The Company follows accounting principles generally accepted in the United States (GAAP). In addition to information provided on a GAAP basis, the Company discloses certain data on a "managed basis." This information, which should be read only as a supplement to GAAP information, assumes there have been no securitization transactions at TRS, i.e., as if all securitized cardmember loans and related income effects are reflected in the Company's balance sheet and income statements. In addition, revenues are reported net of AEFA's provision for losses and benefits for annuities, insurance and investment certificate products, which are essentially spread businesses. See the TRS and AEFA Results of Operations sections for further discussion of this approach. Certain reclassifications of prior period amounts have been made to conform to the current presentation.

Organization of Information

o This Financial Review section (pages 27 to 73) is designed to provide the reader of the financial statements with a narrative on the Company's financial results. It provides an Executive Overview of how the business makes money and certain key performance indicators used by management. It also discusses and analyzes the results of operations and liquidity and capital resources on a consolidated basis and for each operating segment of the Company.

o The Consolidated Financial Statements (pages 74 to 77) include the Company's statements of income and cash flow and its financial position.

o The Notes to the Consolidated Financial Statements (pages 78 to 108) contain the Company's accounting policies (pages 78 through 85), detailed information on balances within the financial statements, certain contingencies and commitments (pages 95 to 96), and the results of each of the Company's segments and geographic operations (pages 104 to 106).

(p.28_axp_financial review)

o The Report of Management (page 109) describes management's responsibilities regarding the Company's financial statements.

o The Report of Independent Auditors (page 110) contains the opinion of Ernst & Young LLP regarding the Company's financial statements.

EXECUTIVE OVERVIEW

The Company's three operating segments generate revenue from a number of sources.

Travel Related Services

TRS generates revenue from a variety of sources including global payments, such as charge and credit cards, travel services and stored value products such as Travelers Cheques. Charge and credit cards generate revenue for the Company primarily in three different ways:

o Discount revenue, the Company's largest single revenue source, represents fees charged to merchants when cardmembers purchase goods and services,

o Card fees are earned for annual membership and other fees are earned for various services provided, and

o Finance charge revenue is earned on outstanding card balances related to the cardmember lending portfolio.

In addition to operating costs associated with these activities, other major expense categories are provision for anticipated cardmember credit and fraud losses and expenses related to marketing and reward programs that add new cardmembers and promote cardmember loyalty and spending.

TRS' travel businesses provide travel services and earn transaction-based fees and other revenue from customers and travel suppliers. TRS' stored value products, including Travelers Cheques, earn investment income as prepaid cash is invested prior to encashment of the Travelers Cheque or use of the other stored value product.

American Express Financial Advisors

AEFA provides a variety of financial products and services to individuals, businesses and institutions, primarily through its nationwide force of over 12,000 financial advisors. AEFA's insurance and annuity products generate revenue through premium or other charges collected from contractholders and through investment income earned on owned assets supporting these products. AEFA also earns management and distribution fees on mutual funds, assets managed for institutions and separate accounts. AEFA provides for benefits paid to customers for annuities, investment certificates and insurance products. AEFA also incurs various operating costs, including asset- and production-related compensation to its financial advisors.

American Express Bank

AEB offers financial products and services to retail customers, wealthy individuals and financial institutions outside the United States. These products and services include a variety of lending products, investment management, trust and estate planning, correspondent banking products, including international payment processing, and treasury and capital market products and services that generate interest income, commissions and fees, foreign exchange income and other revenue. In addition to various operating costs AEB recognizes provisions for credit losses, mainly on its loans outstanding.

                                       ***

Overall, it is management's priority to increase shareholder value over the moderate to long-term by focusing on the following long-term financial targets, on average and over time:

o    Earnings per share growth of 12 to 15 percent,

o    Return on equity of 18 to 20 percent, and

o    Revenue growth of 8 percent.

In assessing its plans to achieve these targets, management makes the following assumptions: annual billings growth of 6 to 10 percent, growth in the average S&P 500 index of 8 percent and reengineering benefits that drive improved margins.

                                                     (p.29_axp_financial review)

In 2003, the Company met or exceeded all of these targets. Diluted earnings per share (EPS) before accounting change of $2.31 was up 15 percent from a year ago. The Company's 2003 return on equity was 20.6 percent. Revenues totaled $25.9 billion, up 9 percent from $23.8 billion a year ago.

Over the past few years, the Company has made changes to increase its flexibility and improve its risk profile. These efforts have included:

o    Shifting  away  from  the  Company's   historic   reliance  on  travel  and
     entertainment spending to more stable everyday spending activities;

o Diversifying revenue streams to incorporate revolving credit revenues in addition to historical spend-based revenues;

o Making aspects of the Company's expense base more variable and creating a dynamic reengineering capability; and

o    Continually enhancing credit, risk and investment management capabilities.

Management believes the Company has significant opportunities for organic growth and funded those opportunities in 2003. This funding contributed to increases in cardmember spending, cards-in-force and loan balances. In addition, the Company also completed two acquisitions during the year, Threadneedle Asset Management Holdings LTD (Threadneedle), an investment manager in the United Kingdom, and Rosenbluth International (Rosenbluth), a major corporate travel agency with clients and operations around the world.

Looking forward to 2004, the Company expects continued growth in the United States and many other global economies and continued strength and confidence in the financial markets. The Company believes its business momentum and competitive capabilities in both the payments and retail financial services businesses will allow it to capitalize on these positive trends and opportunities.

In September 2003, the Second U.S. Circuit Court of Appeals upheld a lower-court decision saying that Visa USA, Visa International and MasterCard violated U.S. antitrust laws by prohibiting their members from issuing American Express and Discover cards in the United States. Visa and MasterCard have announced their intent to seek Supreme Court review of this decision. Subsequent to the Circuit Court of Appeals' ruling, the Company announced an agreement with MBNA America Bank, NA (MBNA) pursuant to which MBNA would become the first major bank in the U.S. to issue American Express-branded credit cards. The Company does not expect a significant impact on EPS resulting from this agreement in 2004. The MBNA agreement is a milestone for the Company, as well as for the entire U.S. credit card industry. Once banks are free to issue cards on whichever network they choose, there will be increased competition, which will spur more innovation that will deliver greater value to merchants and increased benefits for consumers. The Company will continue to talk with other banks and financial institutions with a view towards ultimately forming a series of issuing partnerships in the United States.

CONSOLIDATED RESULTS OF OPERATIONS

Management believes the 2003 financial results illustrate the benefits of the fundamental changes made to its business and the strong momentum resulting from the business-building expenditures over the last several years. The Company has achieved strong growth in cardmember billings and lending balances, improved credit quality and higher client assets.

The Company's 2003 consolidated income before accounting change rose 12 percent to $3.00 billion and diluted EPS before accounting change rose 15 percent to $2.31. The Company's 2003 consolidated net income of $2.99 billion rose 12 percent from $2.67 billion in 2002 and diluted EPS of $2.30 increased 14 percent from $2.01 in 2002. The Threadneedle and Rosenbluth acquisitions together contributed less than 1 percent to the Company's revenue and expense growth rate in 2003 and had a negligible impact on net income and EPS for the year ended December 31, 2003. In 2002, both net income and EPS were up significantly from 2001. The 2001 results included restructuring charges of $631 million ($411 million after-tax), $98 million ($65 million after-tax) of one-time costs and waived customer fees resulting from the September 11th terrorist attacks, and a charge of $1.01 billion ($669 million after-tax) reflecting losses in the high-yield portfolio at AEFA.

Net income and EPS for 2003 reflect the impact of the Company's adoption of Financial Accounting Standard Board (FASB) Interpretation No. 46, "Consolidation of Variable Interest Entities," revised December 2003 (FIN 46), which addresses the

(p.30_axp_financial review)

consolidation of variable interest entities (VIEs). The impact of the adoption is discussed in more detail in the AEFA Results of Operations section.

On a trailing 12-month basis, return on average shareholders' equity was 20.6 percent.

Both the Company's revenues and expenses are affected by changes in the relative values of non-U.S. currencies to the U.S. dollar. The currency rate changes increased both revenue and expense growth by approximately 2 percentage points in 2003, and had a negligible impact on both revenue and expense growth in 2002.

The following discussion is presented on a basis consistent with GAAP unless noted.

Revenues

Consolidated revenues were $25.9 billion, up 9 percent from $23.8 billion in 2002, reflecting 8 percent growth at TRS, 10 percent growth at AEFA and 7 percent growth at AEB. Revenues for 2002 were 5 percent higher than 2001. As discussed below, the increase in 2003 was due to higher discount revenue and lending net finance charge revenue, greater management and distribution fees, higher insurance and annuity revenues, higher net card fees, improved travel commissions and fees and higher net investment income, as well as higher other revenues and net securitization income. The increase in 2002 was primarily due to increases in net investment income, discount revenue, net securitization income and insurance and annuity revenues. These increases in 2002 were partially offset by lower management fees, weaker travel revenues and reduced other revenues.

Discount revenue rose 11 percent during 2003 as a result of a 13 percent increase in billed business, from both growth in cards-in-force and higher average cardmember spending, partially offset by a lower discount rate. During 2002, discount revenue rose 3 percent as a result of a 4 percent increase in billed business partially offset by a lower discount rate.

Net investment income increased 2 percent from 2002 primarily due to higher levels of invested assets partially offset by lower average yields and lower interest income on investment and liquidity pools held within card funding vehicles at TRS. During 2002, net investment income increased 40 percent over 2001 primarily due to AEFA's $1.01 billion of investment losses during 2001.

Management and distribution fees rose 7 percent in 2003 primarily due to a 4 percent increase in management fees resulting from higher average assets under management and a 12 percent increase in distribution fees. Distribution fees increased due to greater limited partnership product sales and increased brokerage-related activities. Management and distribution fees declined 7 percent in 2002 due to lower average assets under management partially offset by higher distribution fees.

Cardmember lending net finance charge revenue at TRS increased 12 percent during 2003 due to 13 percent growth in average worldwide lending balances partially offset by lower yields. The decrease in yields versus last year reflects an increase in the proportion of the portfolio on introductory rates and the evolving mix of products toward more lower-rate offerings, partially offset by lower funding costs. Cardmember lending net finance charge revenue grew 7 percent during 2002 primarily due to improved spreads.

Net card fees rose 6 percent in 2003 reflecting 6 percent growth in cards-in-force and the benefit of selected annual fee increases. The average annual fee per proprietary card-in-force increased to $35 in 2003 versus $34 in both 2002 and 2001. Net card fees increased 3 percent in 2002 reflecting growth in cards-in-force.

Travel commissions and fees increased 7 percent in 2003 due to higher revenue earned per dollar of sales coupled with a 3 percent increase in travel sales, primarily due to the acquisition of Rosenbluth in the fourth quarter. Travel commissions and fees declined 8 percent in 2002 as a result of a 10 percent contraction in travel sales reflecting the weak corporate travel environment throughout 2002.

Insurance and annuity revenues increased 12 percent in 2003 and 15 percent in 2002 due to strong property-casualty and higher life insurance-related revenues in both years.

                                                     (p.31_axp_financial review)

Net securitization income at TRS rose 10 percent in 2003 as a result of a higher average balance of cardmember lending securitizations. Net securitization income at TRS rose 24 percent in 2002 primarily driven by a higher average balance of cardmember lending securitizations as well as higher portfolio yields.

Other revenues increased 18 percent in 2003 primarily due to higher card and merchant-related revenues at TRS and higher financial planning and advice services fees at AEFA. Other revenues declined 5 percent during 2002.

Expenses

Consolidated expenses increased 8 percent in 2003 reflecting increases of 7 percent at TRS, 12 percent at AEFA and 4 percent at AEB. As discussed below, the increase in 2003 was driven by increased marketing, promotion, rewards and
cardmember   services  expenses,   higher  human  resources  expense,   greater
professional services expense and higher other expenses partially offset by lower funding costs and provisions for losses. Consolidated expenses decreased 4 percent in 2002 primarily due to a decline in human resources expense, lower interest expense, reduced provisions for losses and the benefits of reengineering activities and expense control initiatives.

Human resources expense increased 11 percent in 2003 due to increased costs related to merit increases, employee benefit expenses and management incentive costs, including higher stock-based compensation costs from both stock options and increased levels of restricted stock awards as well as the impacts of fourth quarter acquisitions. The higher stock-based compensation expense from stock options reflects the Company's decision to expense stock options beginning in 2003. Higher expense related to restricted stock awards reflects the Company's decision to modify compensation practices and use restricted stock awards in place of stock options for middle management. These increases were partially offset by lower staffing levels, excluding the impact of the Rosenbluth and Threadneedle acquisitions. Human resources expense declined 9 percent in 2002 primarily as a result of lower staffing levels and the benefit of reengineering activities, including the impact of outsourcing agreements.

Total provisions for losses and benefits declined 3 percent in 2003, primarily driven by an 11 percent decline in both the charge card and lending provisions at TRS. The decrease in the provisions at TRS was primarily due to strong credit quality as reflected in improved past due and write-off rates, despite strengthening of past due reserve coverage ratios. These decreases were partially offset by a 7 percent net increase in annuity and investment certificate provisions at AEFA. Annuity provisions increased primarily due to higher inforce levels, the effect of appreciation in the S&P 500 on equity indexed annuities in 2003 versus depreciation in 2002, partially offset by the benefit of lower interest crediting rates on fixed annuity contract values and decreased costs related to guaranteed minimum death benefits. Investment certificate provisions increased due to the effect on the stock market certificate product of appreciation in the S&P 500 in 2003 versus depreciation in 2002 and higher average investment certificate levels, partially offset by the benefit of lower interest crediting rates. Total provisions for losses and benefits declined 3 percent in 2002, resulting from a 20 percent reduction in the charge card provision at TRS due to strong credit quality and an 8 percent reduction in provision for losses and benefits on annuities and investment certificates, primarily due to lower interest crediting rates on the investment certificate product. These decreases were partially offset by a 14 percent increase in life insurance, international banking and other provisions and a 4 percent increase in cardmember lending provisions at TRS.

Marketing, promotion, rewards and cardmember services expenses increased 25 percent in 2003 including a 26 percent increase at TRS. Higher expenses were a result of the continuation of brand and product advertising, an increase in selected card acquisition activities and higher cardmember rewards and services expenses reflecting higher volumes and greater rewards program participation and penetration. While the amount of these expenses is expected to continue to rise, the growth rate for these costs is expected to be lower in 2004 as loyalty program utilization begins to stabilize and the Company further leverages expenditures made during 2003. Management believes, based on historical experience, that cardmembers enrolled in rewards and co-brand programs yield higher spend, better retention, stronger credit performance and greater profit for the Company. Marketing, promotion, rewards and cardmember services expenses increased 15 percent in 2002 primarily due to a 14 percent increase at TRS relating to the launch of a new brand advertising campaign and the intro-

(p.32_axp_financial review)

duction of new card products, as well as increases in cardmember rewards and services expenses reflecting higher volumes and greater program participation.

Professional services expense rose 11 percent and 22 percent during 2003 and 2002, respectively. The increase in 2003 was primarily due to higher business and service-related volumes. The increase in 2002 is primarily the result of the technology outsourcing agreements referenced earlier.

Occupancy and equipment expense increased 5 percent in 2003 as higher amortization of capitalized computer software costs was partially offset by the benefits of reengineering activities. Occupancy and equipment expense decreased 7 percent in 2002 primarily due to the benefits of reengineering activities.

Interest expense declined 16 percent in 2003 including a 22 percent decrease in charge card interest expense at TRS primarily due to the benefit of a lower effective cost of funds, partially offset by a higher average receivable balance. Interest expense declined 28 percent in 2002 including a 31 percent decrease in charge card interest expense at TRS due to the benefit of a lower effective cost of funds.

Other expenses increased 11 percent in 2003 and 21 percent in 2002. The increase in 2003 was primarily due to acquisition-related expenses, the impact of fewer capitalized deferred acquisition cost (DAC)-related expenses and expenses related to legal and industry regulatory matters at AEFA. The increases in 2002 resulted primarily from losses on certain strategic investments versus gains in the prior year and increases in DAC-related expenses, including the net increase in DAC-related expenses in the third quarter of 2002 as a result of a comprehensive review of the Company's DAC-related practices. See AEFA's Results of Operations for further discussion of DAC.

During 2003, the Company recognized a net pretax benefit of $2 million from adjustments to restructuring reserves established in 2002 at AEB. During 2002, the Company adjusted the 2001 restructuring charges by taking back into income a net pretax amount of $31 million, which is comprised of the reversal of severance and related benefits of $62 million partially offset by additional net exit costs related to various office facilities of $31 million. Additionally, during 2002, the Company recorded restructuring charges of $24 million, of which $19 million was recorded at TRS and $5 million was recorded at AEB. These new charges primarily relate to certain international operations and consist of $17 million of severance and related benefits and $7 million of other exit costs. See Note 19 to the Consolidated Financial Statements for further information.

In the third and fourth quarters of 2001, the Company recorded aggregate restructuring charges of $631 million ($411 million after-tax). The aggregate restructuring charges consisted of $369 million for severance related to the elimination of approximately 12,900 jobs and $262 million of exit costs primarily consisting of $138 million of charges related to consolidation of real estate facilities, $35 million of asset impairment charges, $26 million in loss provisions, $25 million in contract termination costs and $24 million of currency translation losses.

The estimated gross benefits realized from reengineering initiatives during both 2003 and 2002 were approximately $1.0 billion, which included the expected restructuring from charges taken in 2001, a portion of which flowed through to earnings while the rest was reinvested into business areas with high-growth potential. Additionally, the Company expects reengineering benefits for 2004 to be approximately $1.0 billion.

In the third quarter of 2001, the Company incurred $98 million ($65 million after-tax) of one-time costs and business interruption losses related to the September 11th terrorist attacks. These losses included provisions for credit exposures to travel industry service establishments and insurance claims, as well as waived finance charges and late fees. Further, during 2002, $7 million ($4 million after-tax) of this amount was reversed as a result of lower than anticipated insured loss claims.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," which established new accounting and reporting standards for goodwill and other intangible assets.

                                                     (p.33_axp_financial review)

The following table presents the impact to net income and EPS of goodwill amortization for the year ended December 31,2001:

(Millions, except per share amounts)          Net Income    Basic EPS   Diluted EPS
-----------------------------------------------------------------------------------
Reported                                        $1,311        $0.99        $0.98
Add back: Goodwill amortization (after-tax)         82         0.06         0.06
-----------------------------------------------------------------------------------
Adjusted                                        $1,393        $1.05        $1.04
===================================================================================

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

Reserves for cardmember credit losses

The Company's reserves for credit losses relating to cardmember loans and receivables represent management's estimate of the amount necessary to absorb future credit losses inherent in the Company's outstanding portfolio of loans and receivables. Management's evaluation process requires many estimates and judgments. Reserves for these credit losses are primarily based upon models that analyze specific portfolio statistics and also reflect, to a lesser extent, management's judgment regarding overall adequacy. The analytic models take into account several factors, including average write-off rates for various stages of receivable aging (i.e., current, 30 days, 60 days, 90 days) over a 24-month period and average bankruptcy and recovery rates. In exercising its judgment to adjust reserves that are calculated by the analytic model, management considers the level of coverage of past-due accounts, as well as external indicators, such as leading economic indicators, unemployment rate, consumer confidence index, purchasing manager's index, bankruptcy filings and the regulatory environment. Management believes the impact of each of these indicators can change from time to time and thus reviews these indicators in concert.

Loans are charged-off when management deems amounts to be uncollectible, which is generally determined by the number of days past due. In general, bankruptcy and deceased accounts are written-off upon notification, or when 180 days past due for lending products and 360 days past due for charge card products. For all other accounts, write-off policy is based upon the delinquency and product. Given both the size and volatility of write-offs, management continually monitors evolving trends and adjusts its business strategy accordingly. To the extent historic credit experience is not indicative of future performance or other assumptions used by management do not prevail, loss experience could differ significantly, resulting in either higher or lower future provisions for credit losses, as applicable. As of December 31,2003, if average write-off rates were 5% higher or lower, the reserve for credit losses would change by approximately $100 million.

Membership Rewards costs

The Company's Membership Rewards loyalty program allows enrolled cardmembers to earn points that can be redeemed for a broad range of travel rewards, retail merchandise and gourmet gifts. The Company makes payments to its reward partners when cardmembers redeem their points and establishes reserves to cover the cost of future reward redemptions. The provision for the cost of Membership Rewards is based upon points awarded that are ultimately expected to be redeemed by cardmembers and the current weighted-average cost per point of redemption. The ultimate points to be redeemed are estimated based on many factors, including a review of past behavior of cardmembers segmented by product, year of enrollment in the program, spend level and duration in the program. Past behavior is used to predict when current enrollees will attrite and their ultimate redemption rate. The weighted-average cost per point is affected by the mix of redemptions.

(p.34_axp_financial review)

In addition, the cumulative balance sheet liability for unredeemed points is adjusted over time based on actual redemption and cost experience with respect to redemptions. As of December 31, 2003, if the expected redemption rate for unredeemed points was 100 basis points higher or lower, the reserve for Membership Rewards costs would change by approximately $40 million.

In addition to the variables outlined above, the related provisions and reserves will be affected over time as a result of changes in the number of cardmembers in the Membership Rewards program, the actual amount of points awarded and redeemed, the actual weighted-average cost per point, the economic environment, the availability of Membership Rewards offerings by vendors, the choices that cardmembers make in considering their rewards options, and possible changes that the Company could make to the Membership Rewards program in the future.

Investment securities valuation

Generally, investment securities are carried at fair value on the balance sheet with unrealized gains (losses) recorded in other comprehensive income (loss) within equity, net of income tax provisions (benefits). At December 31, 2003, the Company had net unrealized pretax gains on Available-for-Sale securities of $1.5 billion. Gains and losses are recognized in results of operations upon disposition of the securities. In addition, losses are also recognized when management determines that a decline in value is other-than-temporary, which requires judgment regarding the amount and timing of recovery. Indicators of other-than-temporary impairment for debt securities include issuer downgrade, default or bankruptcy. The Company also considers the extent to which cost exceeds fair value, the duration and size of that gap, and management's judgment about the issuer's current and prospective financial condition. Fair value is generally based on quoted market prices. As of December 31, 2003, there were $211 million in gross unrealized losses that related to $11.7 billion of securities (excluding structured investments), of which only $14 million has been in a continuous unrealized loss position for 12 months or more. The Company does not believe that the unrealized loss on any individual security at December 31, 2003 represents an other-than-temporary impairment, and the Company has the ability and intent to hold these securities for a time sufficient to recover its amortized cost.

The Company's investment portfolio also contains structured investments of various asset quality, including collateralized debt obligations (CDOs) and secured loan trusts (backed by high-yield bonds and bank loans), which are not readily marketable. As a result, the carrying values of these structured investments are based on future cash flow projections that require a significant degree of management judgment as to the amount and timing of cash payments, defaults and recovery rates of the underlying investments and, as such, are subject to change. The carrying value will vary if the actual cash flows differ from projected due to actual defaults or an increase in the near-term default rate. As an example, an increase in the near-term default rate by 100 basis points, in and of itself, would reduce the cash flow projections by approximately $15 million based on underlying investments as of December 31, 2003.

Deferred acquisition costs

Deferred acquisition costs represent the costs of acquiring new business, principally direct sales commissions and other distribution and underwriting costs that have been deferred on the sale of annuity, life and health insurance and, to a lesser extent, property/casualty and certain mutual fund products. For annuity and insurance products, DAC are amortized over periods approximating the lives of the business, generally as a percentage of premiums or estimated gross profits or as a portion of the interest margins associated with the products. For certain mutual fund products, DAC are generally amortized over fixed periods on a straight-line basis.

For annuity and life and health insurance products, the DAC balances at any reporting date are supported by projections that show management expects there to be adequate premiums, estimated gross profits or interest margins after that date to amortize the remaining balances. These projections are inherently uncertain because they require management to make assumptions about financial markets and policyholder behavior over periods extending well into the future. Projection periods used for AEFA's annuity business are typically 10 to 25 years, while projection periods for AEFA's life and health insurance products are often 50 years or longer. Management regularly monitors financial market conditions and compares actual

                                                     (p.35_axp_financial review)

policyholder behavior experience to its assumptions. For annuity and universal life insurance products, the assumptions made in projecting future results and calculating the DAC balance and DAC amortization expense are management's best estimates. Management is required to update these assumptions whenever it appears that, based on actual experience or other evidence, earlier estimates should be revised. When assumptions are changed, the percentage of estimated gross profits or portion of interest margins used to amortize DAC might also change. A change in the required amortization percentage is applied retrospectively; an increase in amortization percentage will result in a decrease in DAC balance and increase in DAC amortization expense while a decrease in amortization percentage will result in an increase in DAC balance and a decrease in DAC amortization expense. The impact on results of operations of changing assumptions can be either positive or negative in any particular period and is reflected in the period in which such changes are made.

For other life and health insurance products, the assumptions made in calculating the DAC balance and DAC amortization expense are intended to provide for adverse deviations in experience and are revised only if management concludes experience will be so adverse that DAC is not recoverable.

For annuity and life and health insurance products, key assumptions underlying these long-term projections include interest rates, equity market performance, mortality and morbidity rates and the rates at which policyholders are expected to surrender their contracts, make withdrawals from their contracts and make additional deposits to their contracts. Assumptions about interest rates drive projected interest margins, while assumptions about equity market performance drive projected customer asset value growth rates and assumptions about surrenders, withdrawals and deposits comprise projected persistency rates. Management must also make assumptions to project maintenance expenses associated with servicing its annuity and insurance business during the DAC amortization period.

The customer asset value growth rate is the rate at which contract values are assumed to appreciate in the future. The rate is net of asset fees and anticipates a blend of equity and fixed income investments. Management reviews and, where appropriate, adjusts its assumptions with respect to customer asset value growth rates on a quarterly basis. The Company uses a mean reversion method as a guideline in setting near-term customer asset value growth rates based on a long-term view of financial market performance. In periods when market performance results in actual contract value growth at a rate that is different than that assumed, the Company will reassess the near-term rate in order to continue to project its best estimate of long-term growth. Management is currently assuming a 7 percent long-term customer asset value growth rate. If the Company increased or decreased its assumption related to this growth rate by 100 basis points, the impact on the DAC balance would be an increase or decrease of approximately $40 million.

Management monitors other principal DAC assumptions, such as persistency, mortality, morbidity, interest margin and maintenance expense levels each quarter. Unless management identifies a material deviation over the course of the quarterly monitoring, management reviews and updates these DAC assumptions annually in the third quarter of each year.

The analysis of DAC balances and the corresponding amortization is a dynamic process that considers all relevant factors and assumptions discussed above. Therefore, an assessment of sensitivity associated with changes in any single assumption would not necessarily be an indicator of future results.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Capital Strategy

The Company generates equity capital primarily through net income to fund current needs and future business growth and to maintain a targeted debt rating. Equity capital generated in excess of these needs is returned to shareholders through dividends and the share repurchase program. The maintenance of a strong and stable equity capital base provides the Company with a strong and stable debt rating and uninterrupted access to diversified sources of deposit and debt financing to fund growth in its assets, such as cardmember receivables. The Company maintains flexibility in its equity capital planning and has developed a contingency funding plan to ensure that it has adequate sources of financing in difficult economic or market environments.

(p.36_axp_financial review)

The Company believes allocating capital to its growing businesses with a return on risk-adjusted equity in excess of their cost of capital will continue to build shareholder value. The Company's philosophy is to retain earnings sufficient to enable it to meet its growth objectives, and, to the extent capital exceeds investment opportunities, return excess capital to shareholders. Assuming the Company achieves its financial objectives of 12 to 15 percent EPS growth, 18 to 20 percent return on equity and 8 percent revenue growth, on average and over time, it will seek to return to shareholders an average of 65 percent of capital generated, subject to business mix, acquisitions and rating agency requirements. The Company met or exceeded all three of its financial objectives during 2003 and invested in two business acquisitions. During 2003, the Company returned to shareholders through dividends and share repurchases approximately 54 percent of capital generated. Excluding the equity capital required to support the Threadneedle and Rosenbluth acquisitions, the Company returned 69 percent of capital generated in 2003. Since the inception of the Company's current share repurchase program in 1994, approximately 64 percent of capital generated has been returned to shareholders.

The Company maintains sufficient equity capital to support its businesses. Flexibility is maintained to shift capital among business units as appropriate. For example, the Company may infuse additional capital into subsidiaries to maintain capital at targeted levels, which include consideration of debt ratings and regulatory requirements. These infused amounts can affect both Parent Company capital and liquidity levels. The Company maintains discretion to manage these effects, including the issuance of public debt or the reduction of projected common share buybacks. Additionally, the Company may transfer short-term funds within the Company to meet liquidity needs, subject to and in compliance with various contractual and regulatory constraints.

On September 30, 2003, the Company, through its AEFA segment, completed its acquisition of Threadneedle Asset Management Holdings LTD, one of the premier asset management organizations in the United Kingdom, for (pound)340 million (approximately $565 million at September 30, 2003 exchange rates). As a result, the Company acquired $3.6 billion of owned assets, which were consolidated into the Company's balance sheets, and $81.1 billion of assets under management. Included in the assets under management are certain assets of Zurich Financial Services, U.K., which Threadneedle will continue to manage for an initial term of up to eight years, subject to standard performance criteria. Additionally, in October 2003, the Company announced the completion of the acquisition of Rosenbluth International, a leading global travel management company with more than $3 billion of annual travel volume.

Cash Flows

Cash Flows from Operating Activities

The Company generated net cash provided by operating activities in amounts greater than net income for the years ended December 31, 2002 and 2001, primarily due to provisions for losses and benefits, which represent expenses in the Consolidated Statements of Income but do not require cash at the time of provision. Similarly, depreciation and amortization represents a non-cash expense.

Net cash provided by operating activities is lower in 2003 than 2002, as higher net income in 2003 was more than offset by fluctuations in the Company's operating assets and liabilities, primarily reflecting the purchase of securities in 2002, settled in 2003. These accounts vary significantly in the normal course of business due to the amount and timing of various payments. Net cash provided by operating activities was higher in 2002 than in 2001 due to higher net income and an increase in accounts payable.

Management believes cash flows from operations, available cash balances and short-term borrowings will be sufficient to fund the Company's operating liquidity needs.

Cash Flows from Investing Activities

The Company's investing activities primarily include funding TRS' cardmember loans and receivables and AEFA's Available-for-Sale investment portfolio.

For the year ended December 31, 2003, net cash used in investing activities increased over the prior year primarily due to an increased investment portfolio reflecting the cumulative benefit of sales of annuities, insurance and certificate products

                                                     (p.37_axp_financial review)

at AEFA and fewer sales of cardmember receivables and loans to TRS' securitization trusts. The Company also invested in two acquisitions,
Threadneedle  and  Rosenbluth,   increasing  the  net  cash  used  in  investing
activities.

The increase in investing activities in 2002 as compared to 2001 also relates to increases in investments and cardmember receivables and loans.

Cash Flows from Financing Activities

The Company's financing activities primarily include the issuance of debt and AEFA's sale of annuities and investment certificates, in addition to taking customer deposits. The Company also regularly repurchases its common shares.

Net cash provided by financing activities for the year ended December 31, 2003 was greater than 2002, primarily due to a net increase in total debt compared to a net decrease in 2002.

In 2002, financing activities provided net cash while in 2001 net cash was used in financing activities, primarily due to a net decrease in debt.

Share Repurchases

As discussed previously, the Company has in place a share repurchase program to return equity capital in excess of its business needs to shareholders. These share repurchases both offset the issuance of new shares as part of employee compensation plans and reduce shares outstanding.

The Company repurchases its common shares primarily by open market purchases using several brokers at competitive commission and fee rates. In addition, common shares may also be purchased from the Company-sponsored Incentive Savings Program (ISP) to facilitate the ISP's required disposal of shares when employee-directed activity results in an excess common share position. Such purchases are made at market price without commissions or other fees. Repurchases were also accomplished by cash prepayments under the Company's agreements with third parties, which are described below. During 2003, the Company repurchased 36 million common shares at an average price of $38. Since the inception of the current share repurchase program, 426 million shares have been acquired at an average price of $26 under authorizations to repurchase up to 570 million shares, including purchases made under the agreements with third parties. Included in the 2003 repurchase amount are 15 million shares delivered to the Company as part of the prepayments discussed below.

In August 1999 and March 2000, the Company entered into agreements under which a financial institution purchased an aggregate 29.5 million of the Company's common shares at an average purchase price of $50.41 per share. These agreements were entered into to partially offset the Company's exposure to the effect on diluted earnings per share of outstanding in-the-money stock options issued under the Company's stock option program. The agreements provided that upon their termination, the Company would be required to deliver an amount equal to the original purchase price for the shares less any prepayments. During 2003 and 2002, the Company elected to prepay $535 million and $600 million, respectively, of the aggregate outstanding amount. The 2003 prepayment amount includes $335 million related to the final payment and termination of the agreements.

Financing Activities

The Company is committed to maintaining cost-effective, well-diversified funding programs to support current and future asset growth in its global businesses. Its funding plan is structured to meet expected and changing business needs to fund asset balances efficiently and cost-effectively through diversified sources of financing, to ensure the availability of financing in unexpected but foreseeable periods of stress, and to be concurrently integrated into the asset-liability management of interest rate exposures. Liquidity refers to the Company's ability to meet its current and future cash needs. In addition to its funding plan described below, the Company's contingent funding strategy is designed to allow for the continued funding of business operations through difficult economic, financial market and business conditions when access to its regular funding sources could become diminished or interrupted.

(p.38_axp_financial review)

TRS is the primary asset generating business with significant assets in both domestic and international cardmember charge card and lending activities. As such, the Company's most significant borrowing and liquidity needs are associated with TRS' card businesses. TRS pays merchants for card transactions and bills cardmembers accordingly. TRS funds merchant payments during the period cardmember loans and receivables are outstanding. AEFA's borrowing needs are less significant as it generates funds through its operations, primarily by the sale of insurance, annuity or certificate products. AEB also has limited borrowing needs as its principal funding source is customer deposits. See the Liquidity and Capital Resources section for TRS, AEFA and AEB for further discussion regarding each operating segment's funding activities and liquidity management practices.

The following discussion includes information on both a GAAP and managed basis. The managed basis presentation includes debt issued in connection with the Company's lending securitization activities, which are off-balance sheet. The Company's management views and manages funding requirements on a managed basis because asset securitization is just one of several ways for the Company to fund cardmember loans. Use of a managed basis presentation, including both on-and off-balance sheet debt, avoids distortions due to the mix of funding sources at any particular point in time.

Funding Strategy

The Company's funding sources are well diversified and include commercial paper, retail and institutional customer deposits, bank notes, medium-term notes, senior debt, asset securitizations and other borrowed funds. Diversity of funding sources by debt instrument and by investor base provides additional insulation from unforeseen events in the short-term debt market. The Company had the following consolidated debt on both a GAAP and managed basis and customer deposits outstanding at December 31, 2003 and 2002:

(in billions)                                                       2003    2002
--------------------------------------------------------------------------------
Short-term debt                                                    $19.0   $21.1
Long-term debt                                                      20.7    16.3
--------------------------------------------------------------------------------
Total debt (GAAP basis)                                            $39.7   $37.4
Off-balance sheet securitizations                                   19.5    17.2
--------------------------------------------------------------------------------
Total debt (managed basis)                                         $59.2   $54.6
Customer deposits                                                  $21.3   $18.3
================================================================================

In addition to deposits and debt, the Company uses off-balance sheet arrangements, principally through the sales of consumer cardmember loans in securitizations. In 2003, the Company securitized $3.5 billion in loans from its consumer loans portfolio. The Company had $19.4 billion of securitized cardmember loans as of December 31, 2003. Additionally, the Company had securitized cardmember charge card receivables of $3.0 billion at December 31, 2003, which remain on the Consolidated Balance Sheet.

                                                     (p.39_axp_financial review)

The Company's funding strategy is designed to maintain high and stable debt ratings from the major credit rating agencies, Moody's, Standard & Poor's, and FitchRatings. Maintenance of high and stable debt ratings is critical to ensuring the Company has continuous access to the capital and credit markets. It also enables the Company to reduce its overall borrowing costs. At December 31, 2003, its debt ratings were as follows:

                                                         Standard
                                               Moody's   & Poor's   FitchRatings
--------------------------------------------------------------------------------
Short-term                                       P-1        A-1          F-1
Senior unsecured                                  A1         A+           A+
================================================================================

The Company has strengthened its liquidity position over the last few years through reductions in the amount of short-term debt outstanding, by extending and spreading out the maturities of long-term debt and through the establishment of an investment pool of high quality, liquid assets.

DEBT ISSUANCE GREATER THAN ONE YEAR: MATURITY DISTRIBUTION FOR 2003 AND 2002
(% of Total Term Debt Issued)

                                           Maturity (Years)
              -----------------------------------------------------------------------
                  1      1.5        2        3        4        5        7       10
              -----------------------------------------------------------------------
2003           1.6%     5.0%    19.0%    25.6%      --%    42.5%      --%     6.3%
2002          21.2%    16.4%     4.9%    20.5%     6.7%    26.3%     4.0%      --%

In 2003, the Company continued to reduce its reliance on short-term debt. At December 31, 2003, on a GAAP basis short-term debt was 48.0% of total debt versus 56.4% a year ago. On a managed basis, short-term debt at December 31, 2003 was 32.2% of total debt versus 38.6% a year ago. Term debt offerings of $12.5 billion in 2003 were issued to refinance maturing long-term obligations, fund business growth and decrease short-term debt obligations.

December 31, ($ in billions)                                2003    2002    2001
--------------------------------------------------------------------------------
Short-term debt                                            $19.0   $21.1   $31.6
Short-term debt percentage of total debt (GAAP basis)       48.0%   56.4%   80.2%
Short-term debt percentage of total debt (managed basis)    32.2%   38.6%   58.0%
================================================================================

(p.40_axp_financial review)

In 2003, medium- and long-term debt with maturities ranging from 2 to 10 years (excluding convertible debt securities issued by the Parent Company, that have a final maturity of 30 years) was issued. The Company's 2003 term offerings on a managed basis, which include those made by the Parent Company, American Express Credit Corporation (Credco) and American Express Centurion Bank (Centurion
Bank), both wholly-owned subsidiaries of TRS, and the American Express Credit Account Master Trust, are highlighted in the table below:

Description                                        Amount (millions)   Coupon/Rate Index       Maturity              Entity
-------------------------------------------------------------------------------------------------------------------------------
Senior Global Notes                                      $1,000               4.88%            July 15, 2013     Parent Company
Convertible Senior Debentures                            $2,000               1.85%         December 1, 2033     Parent Company
Floating Rate Medium-Term Notes                          $4,891               1.24%                  Various             Credco
Floating Rate Medium-Term
   Extendible Notes                                      $2,000               1.20%        February 14, 2005(1)          Credco
Floating Rate Extendible Notes                           $1,000               1.17%         January 21, 2005(2)          Credco
Fixed Rate Senior Notes                                  $1,000               3.00%             May 16, 2008             Credco
Floating Rate Senior Notes                               $  500               1.32%             May 16, 2006             Credco
Floating Rate Senior Notes                               $  100               1.15%        September 9, 2005     Centurion Bank
Trust Investors Certificates (off-balance sheet)         $3,450             Various                  Various       Master Trust
===============================================================================================================================

Note: The above table excludes $325 million of debt consolidated upon adoption of FIN 46.

(1) These floating rate medium-term extendible notes had an initial maturity date of March 5, 2004 and are subject to extension by the holders through March 5, 2008.

(2) These floating rate extendible notes had an initial maturity date of July 19, 2004 and are subject to extension by the holders through June 20, 2008.

These long-term debt issues have longer average maturities and a wider distribution along the maturity spectrum as compared to the 2002 long-term funding activity to reduce and spread out the refinancing requirement in future periods.

The Company also enhanced its contingent liquidity resources for alternative funding sources principally through the addition of an investment liquidity portfolio as discussed further in the TRS Liquidity and Capital Resources section. The Company believes that its funding strategy allows for the continued funding of business operations through difficult economic, financial market and business conditions.

The Company actively manages the risk of liquidity and cost of funds resulting from the Company's financing activities. Management believes a decline in the Company's long-term credit rating by two levels could result in the Company having to significantly reduce its commercial paper and other short-term borrowings. Remaining borrowing requirements would be addressed through other means such as the issuance of long-term debt, additional securitizations, increased deposit taking, the sale of investment securities or drawing on existing credit lines. This would result in higher interest expense on the Company's commercial paper and other debt, as well as higher fees related to unused lines of credit. The Company believes a two level downgrade is highly unlikely due to its capital position and growth prospects.

Parent Company Funding

Total Parent Company long-term debt outstanding was $5.7 billion and $2.7 billion at December 31,2003 and 2002, respectively. During 2003, the Parent Company issued $1 billion of 4.875% Senior Global Notes due in 2013 and $2 billion of 1.85% convertible senior debt securities due in 2033. The convertible securities cannot be called or put prior to December 1, 2006. After December 1, 2006, the Company may call the convertible securities at any time. The convertible securities were offered to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933, as amended. Proceeds from these debt offerings were for general corporate purposes.

The convertible securities are convertible into common shares of American Express Company if the per share price of American Express common stock exceeds a contingent conversion trigger price of $86.76 per share, or approximately 97.5% above American Express' closing stock price of $43.93 on the issuance date. Holders of the convertible securities will then have the right to convert the convertible securities at an initial conversion price of $69.41 per share. After December 1, 2006, both the contingent conversion trigger price and the conversion price, as adjusted, will increase at a rate equal to 1.85%, the annual rate of accretion of the convertible debt securities. Holders may require the Company to purchase for cash a portion

                                                     (p.41_axp_financial review)

of their  Debentures on December 1, 2006, 2008, 2013, 2018, 2023 or 2028 at 100%
of the accreted principal amount, plus accrued and unpaid interest.

This convertible debt offering has a distribution of realized financing costs that depends on the Company's share price performance. If share price remains below the conversion price, then the Company benefits from issuing inexpensive debt (at a 1.85% coupon). However, if the share price moves above the contingent conversion price, then the debt may be converted into common shares of the Company. This convertible debt offering was attractive due to the low effective debt coupon and provided further diversification of the Company's funding sources. See Note 6 to the Consolidated Financial Statements for a more complete discussion regarding the terms of this offering.

At December 31, 2003 and 2002, the Parent Company had $1.8 billion and $2.8 billion, respectively, of debt or equity securities available for issuance under shelf registrations filed with the Securities and Exchange Commission (SEC).

The Board of Directors has authorized a Parent Company commercial paper program supported by a $1.29 billion multipurpose committed bank credit facility that expires incrementally through 2007. There was no Parent Company commercial paper outstanding during 2003 and 2002, and no borrowings have been made under its bank credit facility. The Company maintained total committed bank lines of credit with approximately 60 large financial institutions totaling $10.85 billion at December 31, 2003, which include the Parent Company credit lines. The availability of the credit lines is subject to the Company's compliance with certain financial covenants. See TRS' Liquidity and Capital Resources discussion for details of the principal covenants that govern this committed bank credit facility.

In addition, TRS, Centurion Bank, Credco, American Express Overseas Credit Corporation Limited (a wholly-owned subsidiary of Credco) and AEB have established programs for the issuance, outside the United States, of debt instruments to be listed on the Luxembourg Stock Exchange. The maximum aggregate principal amount of debt instruments outstanding at any one time under the program will not exceed $6.0 billion. At both December 31, 2003 and 2002, $0.5 billion of debt was outstanding under this program.

Off-Balance Sheet Arrangements and Contractual Obligations

The Company has identified off-balance sheet transactions, arrangements, obligations and other relationships that may have a material current or future effect on its financial condition, changes in financial condition, results of operations or liquidity and capital resources.

Contractual Obligations

The contractual obligations identified in the table below include both on- and off-balance sheet transactions that represent material expected or contractually committed future obligations of the Company:

                                                    Payments due by year
-----------------------------------------------------------------------------------------
                                                                                2009 and
(Millions)                           Total     2004    2005-2006   2007-2008   thereafter
-----------------------------------------------------------------------------------------
On-Balance Sheet:
   Long-term debt                   $20,654   $3,452    $12,136      $1,747      $3,319
   Lease obligations                     53        5         19          11          18
   Other long-term liabilities(1)     3,802    1,514        904         632         752
Off-Balance Sheet:
   Lease obligations                  2,487      273        446         328       1,440
   Purchase obligations(2)            9,308    2,284      2,578       2,067       2,379
-----------------------------------------------------------------------------------------
      Total                         $36,304   $7,528    $16,083      $4,785      $7,908
=========================================================================================

(1)  Other  long-term   liabilities  exclude  insurance  and  annuity  potential
     payments that are primarily not time certain and are represented by reserves of approximately $32 billion at December 31, 2003.

(2) Purchase obligations include agreements to purchase goods and services that are enforceable and legally binding on the Company and that specify significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The purchase obligation amounts include expected spend by period under contracts that were in effect at December 31, 2003. Minimum contractual payments associated with purchase obligations, including termination payments, were $340 million.

(p.42_axp_financial review)

In addition, the Company has certain contingent obligations for worldwide business arrangements. These payments relate to contractual agreements with partners entered into as part of the ongoing operation of the TRS business. The contingent obligations under such arrangements were $2.5 billion as of December 31, 2003.

In addition to the off-balance sheet contractual obligations noted above, the Company has off-balance sheet arrangements that include guarantees, retained interests in structured investments, unconsolidated variable interest entities and other off-balance sheet arrangements as more fully described below.

Guarantees

The Company's principal guarantees are associated with cardmember services provided to enhance the value of owning an American Express card. At December 31, 2003, the Company had guarantees totaling $82 billion related to TRS cardmember protection plans, as well as other guarantees in the ordinary course of business that are within the scope of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). Expenses relating to claims under these guarantees were approximately $30 million in 2003.

The Company had $955 million of bank standby letters of credit and bank guarantees and other letters of credit within the scope of FIN 45. At December 31, 2003, the Company held $761 million of collateral supporting standby letters of credit and guarantees. Additionally, at December 31, 2003 the Company had $770 million of loan commitments and other lines of credit as well as $544 million of bank standby letters of credit, bank guarantees and bank commercial and other bank letters of credit that were outside the scope of FIN 45.

See Note 10 to the Consolidated Financial Statements for further discussion regarding the Company's guarantees.

Retained interests in assets transferred to unconsolidated entities

The Company held, as an investment, $1.8 billion of retained subordinated security interests and $225 million of interest-only strips in a U.S. cardmember loan securitization trust at December 31,2003. See the TRS Liquidity and Capital Resources section and Note 4 to the Consolidated Financial Statements for details regarding TRS' securitization trusts.

Additionally, the Company held, as an investment, $694 million of retained interests in a CDO-related securitization trust at December 31,2003. Of that total, approximately $512 million is considered investment grade. The securitization was the result of the Company placing a majority of its rated CDO securities into a trust in 2001. The rated CDO securities were held as part of the Company's investment strategy in order to pay a competitive rate to contractholders within the AEFA operating segment.

Unconsolidated variable interest entities

At December 31, 2003, the Company had interests in unconsolidated variable interest entities including $422 million of investments in affordable housing partnerships, $28 million of rated CDO tranches, $27 million of a minority-owned structured loan trust (SLT) managed by third parties, and CDO residual tranches with a carrying value of $16 million managed by the Company. These interests were obtained as part of the consolidated tax strategy in the case of affordable housing partnerships or as part of the overall investment strategies as it relates to the other entities. Additionally, investments in the CDO residual tranches are a condition to manage certain CDOs that generate management fee income for the Company. The Company has no material future obligations associated with these entities beyond the carrying values. These structures were not impacted by the consolidation provisions of FIN 46 as the Company is not the primary beneficiary. See the AEFA Liquidity and Capital Resources section for further information.

                                                     (p.43_axp_financial review)

Other Off-Balance Sheet Arrangements

At December 31, 2003, the Company had $156 billion of unused credit available to cardmembers, as part of established lending product agreements. Total unused credit available to cardmembers does not represent potential future cash requirements as a significant portion of this unused credit will likely not be drawn. The Company's charge card products have no pre-set limit and, therefore, are not reflected herein. As discussed in the TRS Liquidity and Capital Resources section, the Company also securitizes cardmember loans into special purposes entities that are off-balance sheet. The Company's charge card receivables securitizations remain on the Consolidated Balance Sheets.

Risk Management

The Company's risk management objective is to monitor and control risk exposures to earn returns commensurate with the appropriate level of risk assumed.
Management establishes and oversees implementation of Board-approved policies covering the Company's funding, investments and the use of derivative financial instruments. The Company's Treasury department, along with various asset and liability committees in its businesses, is responsible for managing financial market risk exposures within the context of Board-approved policies. See Note 9 to the Consolidated Financial Statements for a discussion of the Company's use of derivatives.

The  Enterprisewide  Risk  Management  Committee  (ERMC)  supplements  the  risk management capabilities resident within the business segments by routinely reviewing key financial market, credit, operational and other risk concentrations across the Company and recommending action where appropriate. The ERMC recommends risk limits, promotes an understanding of risks across the Company and supports senior management in making risk-return decisions.

Hedging strategies for financial market risk exposures are established, maintained and monitored by the Company's Treasury department and are employed to manage interest rate, foreign currency and equity market exposures over a multi-year time horizon. The extent of the Company's unhedged exposures varies over time based on current foreign exchange and interest rates, equity market levels, the macro-economic environment and the hedging impact on particular business objectives.

The Company's policies generally require that derivatives may be used only to meet business objectives and not be used for speculative purposes. AEB has a small proprietary trading portfolio that includes derivatives and operates with continuously monitored limits and tight controls.

Hedging counterparties at TRS and AEFA must be rated by a recognized rating agency in one of its three highest categories. AEB provides derivative products to meet the needs of certain customers that are not rated or, as a consequence of the sovereign debt rating of the country in which they operate, are not able to achieve one of the three highest rating categories. Derivative credit and market exposures are aggregated to determine counterparty exposures. Netting agreements and, in certain instances, collateral are utilized to mitigate these exposures. Documentation is subject to counsel review and approval and is generally written on standard industry agreements.

(p.44_axp_financial review)

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

SUPPLEMENTAL INFORMATION -- MANAGED NET REVENUES

The  following  supplemental  information  is  presented  on the  basis  used by management to evaluate operations. It differs in two respects from the accompanying financial statements, which are prepared in accordance with GAAP. First, revenues are presented as if there had been no asset lending securitizations at TRS. This format is generally termed on a managed basis, as further discussed in the TRS section of the Financial Review. Second, revenues are considered net of AEFA's provisions for losses and benefits for annuities, insurance and investment certificate products, which are essentially spread businesses, as further discussed in the AEFA section of the Financial Review. A reconciliation of consolidated revenues from a GAAP to a net managed basis is as follows:

Years Ended December 31, (Millions)                      2003      2002      2001
----------------------------------------------------------------------------------
GAAP revenues                                          $25,866   $23,807   $22,582
   Effect of TRS securitizations                           943       948       743
   Effect of AEFA provisions for losses and benefits    (2,122)   (1,954)   (1,966)
----------------------------------------------------------------------------------
Managed net revenues                                   $24,687   $22,801   $21,359
==================================================================================

Managed net revenues increased 8 percent in 2003 to $24.7 billion, compared with $22.8 billion in 2002, which was 7 percent higher than 2001. Managed net revenues rose in 2003 due to greater discount revenues, higher cardmember loan balances, increased management and distribution fees, larger insurance and annuity revenues, greater card fees and higher other revenues. Managed net revenues rose in 2002 due to higher revenues related to AEFA's investment portfolio, greater discount revenues, higher lending spreads and loan balances and greater insurance and annuity revenues. In 2002, these items were partially offset by lower management fees and weaker travel revenues.

See TRS and AEFA segments for a discussion of why a managed basis presentation at TRS and net revenues at AEFA is used by management and is important to investors.

                                                     (p.45_axp_financial review)

TRAVEL RELATED SERVICES

Results of Operations

STATEMENTS OF INCOME

Years Ended December 31, (Millions)                          2003      2002      2001
--------------------------------------------------------------------------------------
Net revenues:
   Discount revenue                                        $ 8,781   $ 7,931   $ 7,714
   Net card fees                                             1,835     1,726     1,675
   Lending:
      Finance charge revenue                                 2,525     2,338     2,643
      Interest expense                                         483       510       939
--------------------------------------------------------------------------------------
         Net finance charge revenue                          2,042     1,828     1,704
   Travel commissions and fees                               1,507     1,408     1,537
   Other commissions and fees                                1,901     1,833     1,861
   Travelers Cheque investment income                          367       375       394
   Securitization income, net                                1,150     1,049       846
   Other revenues                                            1,606     1,571     1,628
--------------------------------------------------------------------------------------
         Total net revenues                                 19,189    17,721    17,359
--------------------------------------------------------------------------------------
Expenses:
   Marketing, promotion, rewards and cardmember services     3,814     3,027     2,654
   Provision for losses and claims:
      Charge card                                              853       960     1,195
      Lending                                                1,218     1,369     1,318
      Other                                                    127       149       164
--------------------------------------------------------------------------------------
         Total                                               2,198     2,478     2,677
   Charge card interest expense                                786     1,001     1,443
   Net discount expense                                         --        --        96
   Human resources                                           3,822     3,503     3,992
   Other operating expenses                                  4,998     4,636     4,025
   Restructuring charges                                        --        (4)      414
   Disaster recovery charge                                     --        --        79
--------------------------------------------------------------------------------------
         Total expenses                                     15,618    14,641    15,380
--------------------------------------------------------------------------------------
Pretax income                                                3,571     3,080     1,979
Income tax provision                                         1,141       945       520
--------------------------------------------------------------------------------------
Net income                                                 $ 2,430   $ 2,135   $ 1,459
======================================================================================

Note: Certain reclassifications of prior period amounts have been made to conform to the current presentation.

Travel Related Services reported net income of $2.4 billion in 2003, a 14 percent increase from $2.1 billion in 2002, which increased 46 percent from 2001. Results for 2001 included restructuring charges of $414 million ($267 million after-tax) and one-time costs and waived customer fees directly related to the September 11th terrorist attacks of $87 million ($57 million after-tax).

(p.46_axp_financial review)

The quality of TRS' card customer base, the breadth of its product portfolio, the benefits of its reward-based, spend-oriented business model and its improved revolving credit capabilities combined to create a competitive advantage that was leveraged effectively to deliver strong results at TRS, despite the continuation of a difficult travel environment during most of 2003. TRS continued to expand into everyday spending categories, and the Company's investments in growth initiatives over the past two years drove strong cardmember spending, cards-in-force and lending balance growth.

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

On a GAAP basis, results reflect finance charge revenue on the owned portfolio as well as finance charge revenue on retained, undivided interests in securitized loans, referred to as seller's interest. GAAP basis results also include interest income on the Company's subordinated securities, which are retained security interests of a U.S. cardmember loan securitization trust, as well as securitization income. Securitization income includes gains on securitizations (as discussed below), cash flows from a third retained interest known as interest-only strips (present value of future net cash flows related to securitized loan balances) and servicing revenue, net of related discounts. Net securitization income increased 10 percent in 2003 and 24 percent in 2002 primarily as a result of a higher average balance of cardmember lending securitizations. See Selected Statistical Information below for data relating to TRS' owned portfolio.

TRS' results for the years ended December 31, 2003, 2002 and 2001 included net cardmember lending securitization gains of $124 million ($81 million after-tax), $136 million ($88 million after-tax) and $155 million ($101 million after-tax), respectively. Management views the gains from securitizations as discretionary benefits to be used for card acquisition expenses, which are reflected in both marketing, promotion, rewards and cardmember services expenses and other operating expenses. Consequently, the managed basis presentation for the years ended December 31, 2003, 2002 and 2001 assumes that lending securitization gains were offset by higher marketing, promotion, rewards and cardmember services expenses of $74 million, $81 million and $92 million, respectively, and other operating expenses of $50 million, $55 million and $63 million, respectively. Accordingly, the incremental expenses, as well as the gains, have been eliminated. The following table compares and reconciles the GAAP basis for certain TRS income statement line items to the managed basis information, where different.

                                                     (p.47_axp_financial review)

GAAP Basis to Managed Basis Reconciliation -- Effect of Securitizations

 Years Ended December 31, (Millions)

-----------------------------------------------------------   ---------------------------------------------------------
                                                                              Effect of Securitizations
                                                              ---------------------------------------------------------
                                         GAAP Basis              Securitization Effect             Managed Basis
                                ---------------------------   ---------------------------------------------------------
                                  2003      2002      2001      2003      2002      2001      2003      2002      2001
-----------------------------------------------------------   ---------------------------------------------------------
Net revenues:
   Discount revenue             $ 8,781   $ 7,931   $ 7,714
   Net card fees                  1,835     1,726     1,675   $    --   $    --   $    16   $ 1,835   $ 1,726   $ 1,691
   Lending:
      Finance charge revenue      2,525     2,338     2,643     2,172     2,166     1,979     4,697     4,504     4,622
      Interest expense              483       510       939       272       340       545       755       850     1,484
-----------------------------------------------------------   ---------------------------------------------------------
         Net finance
            charge revenue        2,042     1,828     1,704     1,900     1,826     1,434     3,942     3,654     3,138
   Travel commissions
      and fees                    1,507     1,408     1,537
   Other commissions
      and fees                    1,901     1,833     1,861       193       185       153     2,094     2,018     2,014
   Travelers Cheque
      investment income             367       375       394
   Securitization income, net     1,150     1,049       846    (1,150)   (1,049)     (846)       --        --        --
   Other revenues                 1,606     1,571     1,628        --       (14)      (14)    1,606     1,557     1,614
-----------------------------------------------------------   ---------------------------------------------------------
      Total net revenues         19,189    17,721    17,359       943       948       743    20,132    18,669    18,102
-----------------------------------------------------------   ---------------------------------------------------------
Expenses:
   Marketing, promotion,
      rewards and
      cardmember services         3,814     3,027     2,654       (74)      (81)      (92)    3,740     2,946     2,562
   Provision for losses
      and claims:
      Charge card                   853       960     1,195        --        --        36       853       960     1,231
      Lending                     1,218     1,369     1,318     1,067     1,098       925     2,285     2,467     2,243
      Other                         127       149       164
-----------------------------------------------------------   ---------------------------------------------------------
         Total                    2,198     2,478     2,677     1,067     1,098       961     3,265     3,576     3,638
   Charge card
      interest expense              786     1,001     1,443        --       (14)       33       786       987     1,476
   Net discount expense              --        --        96        --        --       (96)       --        --        --
   Human resources                3,822     3,503     3,992
   Other operating
      expenses                    4,998     4,636     4,025       (50)      (55)      (63)    4,948     4,581     3,962
   Restructuring charges            --         (4)      414
   Disaster recovery charge         --        --         79
-----------------------------------------------------------   ---------------------------------------------------------
         Total expenses          15,618    14,641    15,380   $   943   $   948   $   743   $16,561   $15,589   $16,123
-----------------------------------------------------------   ---------------------------------------------------------
Pretax income                     3,571     3,080     1,979
Income tax provision              1,141       945       520
-----------------------------------------------------------
Net income                      $ 2,430   $ 2,135   $ 1,459
===========================================================

(p.48_axp_financial review)

The following discussion of TRS' results is presented on a managed basis.

In 2003, TRS' net revenues were up 8 percent primarily due to greater cardmember spending, higher lending balances, increased cards-in-force and greater travel and other commissions and fees. Net revenues in 2002 were 3 percent higher than 2001 as a result of greater net finance charge and discount revenue, partially offset by lower travel commissions and fees, Travelers Cheque investment income and other revenues.

Revenues and expenses are affected by changes in the relative values of non-U.S. currencies to the U.S. dollar. The currency rate changes had a favorable effect on revenue growth of approximately 3 percentage points in 2003 and negligible effect on revenue in 2002. Currency rate changes increased expenses by approximately 3 percentage points in 2003 and had a negligible impact on expenses in 2002.

Discount revenue rose 11 percent compared to a year ago as a result of a 13 percent increase in billed business partially offset by a lower discount rate that primarily reflects the cumulative impact of stronger than average growth in the lower rate retail and other "everyday spend" merchant categories (i.e., supermarkets, discounters, etc.). Based on the Company's business strategy, it expects to see continued changes in the mix of business. This, along with volume-related pricing discounts and selective repricing initiatives, will probably continue to result in some discount rate erosion over time. Discount revenue rose 3 percent during 2002 as a result of a 4 percent increase in billed business partially offset by a lower discount rate. The 13 percent increase in billed business in 2003 resulted from 6 percent growth in cards-in-force on higher card acquisitions and an improved average customer retention level and 9 percent growth in spending per basic cardmember worldwide. U.S. cards-in-force rose 4 percent and 2 percent in 2003 and 2002, respectively, reflecting the continued benefit of increased card acquisition spending within the consumer and small business segments and, in 2003, a return to growth within corporate services. International cards-in-force increased 9 percent and 8 percent in 2003 and 2002, respectively, due to growth in both proprietary and network partnership cards.

U.S. billed business rose 12 percent reflecting 13 percent growth within the consumer card business, 16 percent growth in small business services volume and a 4 percent increase within corporate services. U.S. non-T&E related volume categories, which represented approximately 65 percent of U.S. billed business during 2003, increased 16 percent over 2002 while U.S. T&E volumes rose 4 percent reflecting continued strengthening across all T&E industries as the year progressed. Total billed business outside the U.S., excluding the impact of foreign exchange translation, grew 5 percent reflecting mid double-digit improvement in Latin America, high single-digit growth in both Canada and Asia and low single-digit growth in Europe. Worldwide airline volumes, which represented 13 percent of total volumes during 2003, increased 4 percent as a result of a 5 percent growth in transaction volumes partially offset by a 1 percent decrease in the average airline charge.

                                                     (p.49_axp_financial review)

Net card fees increased 6 percent in 2003 reflecting 6 percent growth in cards-in-force and the benefit of selected annual fee increases. The average annual fee per proprietary card-in-force increased to $35 in 2003 versus $34 in both 2002 and 2001. Net card fees increased 2 percent in 2002 reflecting growth in cards-in-force.

Cardmember lending net finance charge revenue rose 8 percent in 2003 primarily due to a 13 percent increase in average worldwide lending balances partially offset by lower yields. The net interest yield on the worldwide lending portfolio decreased compared to 2002 reflecting an increase in the proportion of the portfolio on introductory rates and the evolving mix of products toward more lower-rate offerings, partially offset by lower funding costs. In 2002, cardmember lending net finance charge revenue increased 16 percent.

Travel commissions and fees increased 7 percent in 2003 due to higher revenue earned per dollar of sales coupled with a 3 percent increase in travel sales, primarily due to the acquisition of Rosenbluth in the fourth quarter. Travel commissions and fees declined 8 percent in 2002 as a result of a 10 percent contraction in travel sales reflecting the weak corporate travel environment throughout 2002.

Other   commissions  and  fees  increased  4  percent  in  2003  due  to  higher card-related fees and assessments. The balances were relatively flat in 2002.

Other revenues increased 3 percent in 2003 primarily due to greater merchant-related revenues and larger insurance premiums partially offset by lower interest income on investment and liquidity pools held within card funding vehicles and lower ATM revenues. The decrease in other revenues in 2002 was primarily due to significantly lower interest income on investment and liquidity pools held within card funding vehicles, which partially offset higher insurance related revenues.

In 2003, TRS' expenses were up 6 percent primarily due to greater marketing, promotion, rewards and cardmember services expenses, higher human resources expense and increased other expenses, partially offset by lower interest costs, reduced provisions for losses and cost control initiatives. Expenses in 2002 were 3 percent lower than 2001 primarily due to decreases in interest costs, human resources expense and provisions for losses, partially offset by increases in marketing, promotion, rewards and cardmember services expenses and other operating expenses.

Marketing, promotion, rewards and cardmember services expenses increased 27 percent in 2003 on the continuation of brand and product advertising, an increase in selected card acquisition activities and higher cardmember rewards and services expenses reflecting higher volumes and greater program participation and penetration. While the amount of these expenses is expected to continue to rise, the growth rate for these costs is expected to be lower in 2004 as loyalty program utilization begins to stabilize and the Company further leverages expenditures made during 2003. Management believes, based on historical experience, that cardmembers enrolled in rewards and co-brand programs yield higher spend, better retention, stronger credit performance and greater profit for the Company. Marketing, promotion, rewards and cardmember services expense increased 15 percent in 2002 from the launch of a new brand advertising campaign, the introduction of charge cards with Membership Rewards built-in and the Cash Rebate card, more loyalty marketing, and an increase in selected card acquisition activities, as well as increases in cardmember rewards and services expenses reflecting higher volumes and greater program participation.

(p.50_axp_financial review)

The provision for losses on charge card products decreased 11 percent on strong credit quality reflected in an improved past due percentage and loss ratio. The net loss ratio as a percentage of charge volume decreased to 0.28% in 2003 from 0.38% in 2002. The worldwide charge card provision also decreased in 2002 due to strong credit quality. The provision for losses on the worldwide lending portfolio decreased 7 percent in 2003 despite growth in outstanding loans and increased reserve coverage levels due to well-controlled credit practices and improving economic trends. The worldwide lending provision increased in 2002, reflecting portfolio growth and increased reserve coverage levels. The net write-off rate for the worldwide lending portfolio was 5.2% in 2003 versus 5.9% in 2002.

Charge card interest expense declined 20 percent in 2003 due to a lower effective cost of funds, partially offset by a higher average receivable balance. Charge card interest expense declined 33 percent in 2002 due to a lower effective cost of funds and a lower average receivable balance.

Human resources expense increased 9 percent in 2003 as employee merit increases, higher employee benefit expenses and increased management incentive costs were partially offset by the benefits from reengineering efforts. Increases in 2003 management incentive costs included higher stock-based compensation costs from both stock options and increased levels of restricted stock awards. The higher stock-based compensation expense from stock options reflects the Company's decision to expense stock options beginning in 2003. Higher expense related to restricted stock awards reflects the Company's decision to modify compensation practices and use restricted stock awards in place of stock options for middle management. In 2002, human resources expense decreased 12 percent as a result of a lower average number of employees, reflecting ongoing reengineering efforts throughout 2002 and the impact of technology outsourcing agreements.

Other operating expenses increased 8 percent reflecting, in part, the impact of greater business and service volume-related costs, including outsourcing activities. This increase was partially offset by the benefits of reengineering initiatives and other cost containment efforts. In 2002, other operating expenses rose due to losses primarily from strategic investments versus gains in the prior year, as well as the impact of outsourcing agreements, partially offset by reengineering initiatives and other cost containment efforts.

                                                    (p.51_axp_financial review)

SELECTED STATISTICAL INFORMATION

(Billions, except percentages and where indicated)
Years Ended December 31,                                2003     2002     2001
-------------------------------------------------------------------------------
Total cards-in-force* (millions):
   United States                                         36.4     34.8     34.3
   Outside the United States                             24.1     22.2     20.6
-------------------------------------------------------------------------------
      Total                                              60.5     57.0     54.9
-------------------------------------------------------------------------------
Basic cards-in-force (millions):
   United States                                         27.7     26.9     26.8
   Outside the United States                             19.9     18.3     15.6
-------------------------------------------------------------------------------
     Total                                               47.6     45.2     42.4
-------------------------------------------------------------------------------
Card billed business:
   United States                                       $262.1   $234.1   $224.5
   Outside the United States                             90.1     77.3     73.5
-------------------------------------------------------------------------------
      Total                                            $352.2   $311.4   $298.0
-------------------------------------------------------------------------------
Average discount rate*                                   2.59%    2.64%    2.67%
Average basic cardmember spending (dollars)*           $8,367   $7,645   $7,666
Average fee per card -- managed (dollars)*             $   35   $   34   $   34
Non-Amex brand:**
   Cards-in-force (millions)                              0.7      0.7      0.7
   Billed business                                     $  3.9   $  3.7   $  3.4
Travel sales                                           $ 16.0   $ 15.5   $ 17.2
   Travel commissions and fees/sales                      9.4%     9.1%     8.9%
Travelers Cheque and prepaid products:
   Sales                                               $ 19.2   $ 22.1   $ 23.5
   Average outstanding                                 $  6.6   $  6.5   $  6.4
   Average investments                                 $  7.1   $  6.9   $  6.6
   Investment yield                                       5.4%     5.6%     5.8%
   Tax equivalent yield                                   8.4%     8.7%     9.0%
===============================================================================

* Cards-in-force include proprietary cards and cards issued under network partnership agreements outside the United States. Average discount rate, average basic cardmember spending and average fee per card are computed from proprietary card activities only. Total cards-in-force for prior periods have been reduced, reflecting a correction to the number of supplemental cards-in-force.

** These data relate to Visa and Eurocards issued in connection with joint venture activities.

(p.52_axp_financial review)

(Billions, except percentages and where indicated)
Years Ended December 31,                              2003      2002      2001
-------------------------------------------------------------------------------
Worldwide charge card receivables:
   Total receivables                                $  28.4   $  26.3   $  26.2
   90 days past due as a % of total                     1.9%      2.2%      2.9%
   Loss reserves (millions)                         $   916   $   930   $ 1,032
      % of receivables                                  3.2%      3.5%      3.9%
      % of 90 days past due                             171%      162%      136%
   Net loss ratio as a % of charge volume              0.28%     0.38%     0.42%

Worldwide lending -- owned basis:
   Total loans                                      $  25.8   $  22.6   $  21.0
   Past due loans as a % of total:
      30-89 days                                        1.6%      1.9%      2.0%
      90+ days                                          1.1%      1.3%      1.3%
   Loss reserves (millions):
      Beginning balance                             $ 1,030   $   831   $   650
         Provision                                    1,121     1,271     1,231
         Net charge-offs                             (1,148)   (1,167)   (1,086)
         Other                                           (5)       95        36
-------------------------------------------------------------------------------
      Ending balance                                $   998   $ 1,030   $   831
===============================================================================
      % of loans                                        3.9%      4.6%      4.0%
      % of past due                                     145%      144%      120%
   Average loans                                    $  22.6   $  19.9   $  20.4
   Net write-off rate                                   5.1%      5.9%      5.3%
   Net interest yield                                   9.0%      9.2%      8.4%

Worldwide lending -- managed basis:
   Total loans                                      $  45.3   $  39.8   $  36.0
   Past due loans as a % of total:
      30-89 days                                        1.6%      1.9%      2.1%
      90+ days                                          1.1%      1.2%      1.2%
   Loss reserves (millions):
      Beginning balance                             $ 1,529   $ 1,240   $   917
         Provision                                    2,188     2,370     2,166
         Net charge-offs                             (2,171)   (2,176)   (1,879)
         Other                                           (5)       95        36
-------------------------------------------------------------------------------
      Ending Balance                                $ 1,541   $ 1,529   $ 1,240
===============================================================================
      % of loans                                        3.4%      3.8%      3.4%
      % of past due                                     127%      124%      103%
   Average loans                                    $  41.6   $  36.7   $  34.2
   Net write-off rate                                   5.2%      5.9%      5.1%
   Net interest yield                                   9.5%     10.0%      9.2%
===============================================================================

                                                     (p.53_axp_financial review)

TRS' owned portfolio is primarily comprised of cardmember receivables generated by the Company's charge card products, unsecuritized U.S. cardmember loans, international cardmember loans and unsecuritized equipment leasing receivables.

As discussed more fully in the TRS Liquidity and Capital Resources section below, the Company securitizes U.S. cardmember loans as part of its financing strategy; consequently, the level of unsecuritized U.S. cardmember loans is primarily a function of the Company's financing requirements. As a portfolio, unsecuritized U.S. cardmember loans tend to be less seasoned than securitized loans, primarily because of the lead time required to designate and securitize each loan. The Company does not currently securitize international loans. Delinquency, reserve coverage and net write-off rates have historically been broadly comparable between the Company's owned and managed portfolios.

Liquidity and Capital Resources

SELECTED BALANCE SHEET INFORMATION (GAAP BASIS)

December 31, (Billions, except percentages)                        2003    2002
--------------------------------------------------------------------------------
Accounts receivable, net                                          $30.2   $28.1
Travelers Cheque investments                                      $ 7.7   $ 7.4
Worldwide cardmember loans                                        $25.8   $22.6
Total assets                                                      $79.3   $72.2
Travelers Cheques outstanding                                     $ 6.8   $ 6.6
Short-term debt                                                   $21.8   $21.7
Long-term debt                                                    $16.6   $14.8
Total liabilities                                                 $71.4   $64.9
Total shareholder's equity                                        $ 7.9   $ 7.3
Return on average total shareholder's equity*                      31.3%   30.3%
Return on average total assets**                                    3.4%    3.2%
================================================================================

* Computed on a trailing 12-month basis using total shareholder's equity as included in the Consolidated Financial Statements prepared in accordance with GAAP.

** Computed on a trailing 12-month basis using total assets as included in the Consolidated Financial Statements prepared in accordance with GAAP.

Financing Activities

TRS funds its charge card receivables and cardmember loans using various funding sources, such as short- and long-term debt, medium-term notes, and sales of cardmember receivables and loans in securitizations. In 2003, TRS had uninterrupted access to the money and capital markets to fund its business operations. TRS funds its receivables and loans primarily through two entities. Credco funds the vast majority of charge card receivables, and Centurion Bank funds mainly cardmember loans originated from the Company's lending activities. In addition, two trusts are used by the Company in connection with the securitization and sale of receivables and loans generated in the ordinary course of TRS' card businesses. The assets securitized consist principally of consumer cardmember receivables and loans arising from TRS' charge card and lending activities.

TRS' funding needs are met primarily through the following sources:

o    Commercial paper issued by Credco

o    Bank notes, institutional CDs and Fed Funds borrowed by Centurion Bank

o    Medium-term notes and senior unsecured debentures

o    Sale of cardmember receivables and loans through securitizations

o    Local  currency  borrowings  in selected  markets

TRS' debt offerings are placed either directly, as in the case of its commercial paper program through Credco, or through securities brokers or underwriters. In certain international markets, bank borrowings are used to partially fund cardmember receivables and loans.

(p.54_axp_financial review)

Short-term debt is defined as any debt with an original maturity of 12 months or less. The commercial paper market represents the primary source of short-term funding for the Company. Credco's commercial paper is a widely recognized name among short-term investors and is a principal source of debt for the Company. At December 31, 2003, Credco had $8.8 billion of commercial paper outstanding, net of certain short-term investments. The outstanding amount, net of certain short-term investments, declined $0.5 billion or 5.6 percent from a year ago as part of the Company's efforts to lessen its reliance on short-term funding sources. Average commercial paper outstanding, net of certain short-term investments, was $7.7 billion and $10.6 billion in 2003 and 2002, respectively. TRS currently manages the level of commercial paper outstanding, net of certain short-term investments, such that the ratio of its committed bank credit facility to total short-term debt, which consists mainly of commercial paper, is not less than 100%.

Centurion Bank raises short-term debt through various instruments. Bank notes issued and Fed Funds purchased by Centurion Bank totaled approximately $7.6 billion as of December 31, 2003. Centurion Bank also raises customer deposits through the issuance of certificates of deposits to retail and institutional customers. As of December 31, 2003, Centurion Bank held $8.8 billion in customer deposits. Long-term funding needs are met principally through the sale of cardmember loans in securitization transactions. Centurion Bank maintains $320 million of committed bank credit lines as a backup to its short-term funding programs. The Asset/Liability Committee of Centurion Bank provides management oversight to Centurion Bank with respect to formulating and ratifying funding strategy and to ensuring that all funding policies and requirements are met.

Medium- and long-term debt is raised through the offering of debt securities in the U.S. and international capital markets. Medium-term debt is generally defined as any debt with an original maturity greater than 12 months but less than 36 months. Long-term debt is generally defined as any debt with an original maturity greater than 36 months. At December 31, 2003, TRS and its subsidiaries had the following amounts of medium- and long-term debt outstanding:

(Billions)                         Credco   Centurion   Other Subsidiaries   Total TRS
--------------------------------------------------------------------------------------
Medium-term debt                    $ 9.4      $0.1            $0.9            $10.4
Long-term debt                        2.0        --             4.2              6.2
--------------------------------------------------------------------------------------
Total medium- and long-term debt    $11.4      $0.1            $5.1            $16.6
======================================================================================

During 2003, TRS further diversified its term funding sources through the issuance of new types of debt instruments and through the issuance of debt at maturities attractive to investor segments new to the Company:

o $2 billion of extendible medium-term notes, a new debt instrument issued by Credco for the first time, raised proceeds for up to 5 years at an attractive cost.

o $1 billion of extendible notes issued through a private placement. This debt was offered to eligible money market fund investors and expanded Credco's investor base.

o    $1 billion of 5-year notes issued by Credco.

The following table highlights TRS' outstanding debt and off-balance sheet securitizations as of December 31, 2003 and 2002:

(Billions)                                                          2003    2002
--------------------------------------------------------------------------------
Short-term debt                                                    $21.8   $21.7
Long-term debt                                                      16.6    14.8
--------------------------------------------------------------------------------
Total debt (GAAP basis)                                            $38.4   $36.5
Off-balance sheet securitizations                                   19.5    17.2
--------------------------------------------------------------------------------
Total debt (managed basis)                                         $57.9   $53.7
================================================================================

                                                     (p.55_axp_financial review)

In 2004, TRS along with its subsidiaries, Credco and Centurion Bank, expects to issue approximately $20 billion in long-term debt to fund business growth and refinance maturing debt. This amount includes approximately $2.6 billion in connection with the Company's liquidity portfolio (which is discussed further in the Liquidity section below). The Company expects that its planned funding during the next year will be met through a combination of sources similar to those on which it currently relies. However, the Company continues to assess its needs and investor demand and may change its funding mix. The Company's funding plan is subject to various risks and uncertainties, such as disruption of financial markets, market capacity and demand for securities offered by the Company, accounting or regulatory changes, ability to sell receivables, and the performance of receivables previously sold in securitization transactions. Many of these risks and uncertainties are beyond the Company's control.

As of December 31, 2003, Credco had the ability to issue approximately $9.8 billion of debt securities under shelf registration statements filed with the SEC.

Cost of Funds

Cost of funds is generally determined by a margin or credit spread over a benchmark interest rate. Credit spreads are measured in basis points where 1 basis point equals one one-hundredth of one percentage point. It is the smallest measure used in quoting borrowing spreads. Commercial paper and other short-term debt funding costs are based on spreads bench-marked against London Interbank Offered Rate (LIBOR), a commonly used interest rate. Costs for unsecured long-term debt and securitized funding are based on spreads benchmarked against LIBOR, U.S. Treasury securities of similar maturities, or other rates. The table below highlights average indicative spreads for 5-year unsecured and securitized funding. Spreads shown are off of 1 month LIBOR for each respective time period:

(Spread in basis points*)                                     2003   2002   2001
--------------------------------------------------------------------------------
Unsecured debt                                                 21     45     37
Securitized debt**                                             11     12     13
================================================================================

*    Indicative spreads for each respective period.

**   For AAA Lending Asset Backed Certificates only.

Securitizations

TRS uses asset securitization as a part of its overall funding program. TRS' securitization programs are similar to those widely used by many financial institutions. The securitization market in the United States is highly liquid, efficient and mature with over $1.3 trillion of asset-backed securities outstanding at December 31, 2003. This market provides TRS with very cost-effective funding for its long-term funding needs. TRS, through its special purpose subsidiaries, principally securitizes its cardmember charge card receivables and cardmember loans arising from its card businesses.

Asset securitization involves selling receivables or loans into a separate legal entity, typically a trust. The trust issues interest-bearing certificates, commonly referred to as asset-backed securities, to third-party investors which are secured by the future collections on the sold receivables or loans. The trust utilizes the proceeds from the sale of such securities to pay the purchase price for receivables or loans that were sold into the trust. TRS, through its subsidiaries, retains an interest in the securitized receivables that may be represented by subordinated securities, undivided interests in receivables or loans, restricted cash held in segregated reserve funds for the benefit of the trust and interest-only strips. TRS' use of trusts in its securitization programs conforms to standard practices in the securitization market. The trusts are used in securitizations to segregate the sold receivables or loans for the benefit of the asset-backed securities investors. Assuming the criteria of securitization accounting rules are met under generally accepted accounting principles, the sold receivables and loans are removed from the balance sheet of the trust's sponsor and the certificates are not recorded as a liability.

(p.56_axp_financial review)

No officer, director or employee holds any equity interest in the trusts or receives any direct or indirect compensation from the trusts. The trusts in the Company's securitization programs do not own stock of the Company or the stock of any affiliate.

TRS' securitization programs are operated through its special purpose subsidiaries and two trusts. The American Express Credit Account Master Trust (the Master Trust) securitizes assets consisting of loans arising in a portfolio of designated consumer American Express Credit Card, Optima Line of Credit and Sign & Travel/Extended Payment Option revolving credit accounts or features owned by Centurion Bank. In the future, it may include other charge or credit accounts, features or products. The Master Trust securitized $3.5 billion and $4.6 billion of loans in 2003 and 2002, respectively, through the public issuance of investor certificates. During 2003 and 2002, $1.0 billion and $2.0 billion, respectively, of investor certificates that were previously issued by the Master Trust matured. When investor certificates mature, principal collections received from the Master Trust assets are used to redeem the certificates. At December 31, 2003 and 2002, TRS had a total of $19.4 billion and $16.9 billion, respectively, of trust-related securitized cardmember loans that are not on the Consolidated Balance Sheets. Retained subordinated interests related to these assets totaled $1.8 billion and $1.5 billion at December 31, 2003 and 2002, respectively, and are on the Consolidated Balance Sheets.

Under the terms of the Master Trust pooling and servicing agreement, the occurrence of certain events could result in the Master Trust being required to pay down the investor certificates before their expected payment dates over an early amortization period. Examples of these events include: the failure of the securitized assets to generate specified yields over a defined period of time and the decline of the total of the securitized assets' principal balances below a specified percentage of total investor certificates outstanding after the failure to add additional securitized assets as required by the agreement. The Company does not expect an early amortization event to occur. In the event of a pay down, $17.6 billion of assets would revert to the balance sheet and an alternate source of funding of a commensurate amount would have to be obtained. Had a total pay down hypothetically occurred at a single point in time at December 31, 2003, the one-time negative effect on results of operations would have been approximately $750 million pretax to re-establish reserves and accelerate amortization of the interest-only strip related to these securitizations that would revert to the balance sheet. Subject to the performance of the loans, the one-time negative effect would be offset by finance charge revenue over the life of the loans.

The second trust used by the Company, the American Express Master Trust (the Trust), securitizes charge card receivables generated under designated American Express Card, Gold Card and Platinum Card consumer accounts through the issuance of trust certificates. The assets in this Trust remain on the Company's Consolidated Balance Sheets. In 2002, the Trust securitized $1.8 billion of accounts receivable trust certificates and, in 2003, $2.0 billion of accounts receivable trust certificates that were previously issued by the Trust matured. The Trust specifies events the occurrence of which would result in a pay down. The Company does not expect a pay down to occur. While virtually no financial statement impact would result from a pay down, an alternate source of funding for the December 31, 2003 outstanding balance of $2.8 billion of receivables would have to be obtained.

With respect to both the Master Trust and the Trust, a decline in the actual or implied short-term credit rating of TRS below A-1/P-1 will trigger a requirement that TRS, as servicer, transfer collections on the securitized assets to investors on a daily, rather than a monthly, basis or make alternative arrangements with the rating agencies to allow TRS to continue to transfer collections on a monthly basis. Such alternative arrangements include obtaining appropriate guarantees for the performance of the payment and deposit obligations of TRS, as servicer.

                                                     (p.57_axp_financial review)

TRS also securitizes equipment lease receivables. At December 31, 2003 and 2002, the amount sold and outstanding to third party investors was $138 million and $254 million, respectively. These sales resulted in a reduction of interest expense and provisions for losses, as well as servicing revenue, all of which are insignificant to the Company's results of operations.

Liquidity

The Company balances the trade-offs between having too much liquidity, which can be costly and limit financial flexibility, with having inadequate liquidity, which may result in financial distress during a liquidity crisis (see Contingent Liquidity Planning section below). The Company considers various factors in determining its liquidity needs, such as economic and financial market conditions, seasonality in business operations, growth in business segments, cost and availability of alternative liquidity sources, and credit rating agency considerations.

In 2003, TRS continued to strengthen its liquidity position by reducing its reliance on short-term debt through extension of its debt maturities. Short-term debt on a GAAP basis as a percentage of total debt declined to 57% at December 31, 2003 from 59% at December 31, 2002. Additionally, short-term debt on a managed basis as a percentage of total debt declined to 38% at December 31, 2003 from 40% at December 31, 2002.

TRS estimates it will have liquidity requirements of approximately $8.7 billion within the next year related to the maturity of long-term debt obligations. These requirements include $3.8 billion related to certain securitization transactions that will enter their scheduled amortization period. In addition, TRS expects to maintain net short-term debt balances of approximately $14 billion over the period. TRS believes that its funding plan is adequate to meet these liquidity requirements.

TRS believes that its available liquidity provides sufficient funding to meet normal operating needs at all times. In addition, alternative liquidity sources are available, mainly in the form of the liquidity portfolio, securitizations and committed bank credit facilities, to provide uninterrupted funding over a twelve-month period should access to unsecured debt sources become impaired.

Liquidity Portfolio

During the normal course of business, funding activities may raise more proceeds than are necessary for immediate funding needs. These amounts are invested principally in overnight, highly liquid instruments. In addition, in the fourth quarter of 2003, the Company began a program to develop a liquidity portfolio in which proceeds raised from such borrowings are invested in two to three year U.S. Treasury securities. At December 31, 2003, the Company held $800 million in two year U.S. Treasury notes under this program. This program was increased to approximately $4 billion in the first quarter of 2004.

The invested amounts of the liquidity portfolio provide back-up liquidity, primarily for the commercial paper program at Credco, and also flexibility for other short-term funding programs at Centurion Bank. U.S. Treasury securities are the highest credit quality and most liquid of investment instruments available. The Company can easily sell these securities or enter into sale/repurchase agreements to immediately raise cash proceeds to meet liquidity needs.

From time to time, either Credco or Centurion Bank may increase its liquidity portfolio in order to pre-refund maturing debt obligations when financial market conditions are favorable. These levels are monitored and adjusted when necessary to maintain short-term liquidity needs in response to seasonal or changing business conditions.

(p.58_axp_financial review)

Committed Bank Credit Facilities

The Company maintained committed bank credit facilities with 60 large financial institutions totaling $10.85 billion (including $1.29 billion at the Parent Company) at December 31, 2003. These facilities expire as follows (billions):
2004,  $5.4;  2005,  $2.3;  2006, $2.2 and 2007,  $1.0. The  availability of the credit lines is subject to the Company's compliance with certain financial covenants, including the maintenance by the Company of consolidated tangible net worth of at least $7.75 billion, the maintenance by Credco of a 1.25 ratio of combined earnings and fixed charges to fixed charges, and the compliance by Centurion Bank with applicable regulatory capital adequacy guidelines. At
December 31, 2003, the Company's consolidated tangible net worth was approximately $12.4 billion, Credco's ratio of combined earnings and fixed charges to fixed charges was 1.46 and Centurion Bank exceeded the Federal Deposit Insurance Corporation's "well capitalized" regulatory capital adequacy guidelines.

Committed bank credit facilities do not contain material adverse change clauses, which may preclude borrowing under the credit facilities. The facilities may not be terminated should there be a change in the Company's credit rating.

Contingent Liquidity Planning

TRS has  developed a  contingent  funding plan that enables it to meet its daily funding obligations when access to unsecured funds in the debt capital markets is impaired or unavailable. This plan is designed to ensure that the Company and all of its main operating entities could continuously maintain normal business operations for at least a 12-month period in which its access to unsecured funds is interrupted. The contingent funding plan includes access to diverse sources of alternative funding, including but not limited to its liquidity investment portfolio, committed bank lines, intercompany borrowings, sale of consumer loans and cardmember receivables through its existing securitization programs and sale of other eligible receivables, such as corporate and small business receivables and international cardmember loans and receivables, through enhanced securitization programs. In addition, the Company maintains substantial flexibility to reduce its operating cash requirements, such as through its share repurchase program, and the delay or deferment of certain operating expenses.

The funding sources that would be relied upon depend on the exact nature of such a hypothetical liquidity crisis; nonetheless, TRS' liquidity sources are designed with the goal of ensuring there is sufficient cash on hand to fund business operations over a 12-month period regardless of whether the liquidity crisis was caused by an external, industry or Company specific event. The contingent funding plan also addresses operating flexibilities in quickly making these funding sources available to meet all financial obligations. The simulated liquidity crisis is defined as a sudden and unexpected event that impairs access to or makes unavailable funding in the unsecured debt markets. It does not address asset quality deterioration. Asset quality deterioration, if it were to occur, would be expected to unfold over an extended time period and should allow management sufficient time to take appropriate corrective actions to mitigate further asset quality deterioration as it becomes more visible. TRS estimates that, under a worst case liquidity crisis scenario, it has in excess of $25 billion in alternate funding sources available to cover cash needs over the first 60 days after a liquidity crisis has occurred.

Contingent Securitization Capacity

A key source in the Company's contingent funding plan is asset securitization. Management expects that $10 billion of additional consumer loans, cardmember receivables and small business loans could be sold to existing securitization trusts. In order to further enhance its flexibility, the Company is seeking to add the capabilities to sell other assets from the loan and cardmember receivables portfolios. The primary goal of adding this additional securitization capacity is to further enhance the Company's flexibility in accessing diverse funding sources on a contingency basis.

                                                     (p.59_axp_financial review)

The Company believes that the securitized financing would be available even through adverse conditions due to the structure, size and relative stability of the securitization market. Proceeds from secured financings completed during a liquidity crisis could be used to meet current obligations, to reduce or retire other contingent funding sources such as bank credit lines, or a combination of the two. However, other factors affect the Company's ability to securitize loans and receivables and do so at a favorable cost to the Company, such as credit quality of the assets and the legal, accounting, regulatory and tax environment for securitization transactions. Material changes in any of these factors may potentially limit the Company's ability to securitize its loans and receivables and could introduce certain risks to the Company's ability to meet its financial obligations. In such a case, the use of investment securities, asset dispositions, asset monetization strategies and flexibility to reduce operating cash needs could be utilized to meet its liquidity needs.

Risk Management

For TRS' charge card and fixed rate lending products, interest rate exposure is managed through a combination of shifting the mix of funding toward fixed rate debt and through the use of derivative instruments, with an emphasis on interest rate swaps, that effectively fix TRS' interest expense for the length of the swap. The Company endeavors to lengthen the maturity of interest rate hedges in periods of falling interest rates and to shorten their maturity in periods of rising interest rates. For the majority of its cardmember loans, which are linked to a floating rate base and generally reprice each month, TRS uses floating rate funding. TRS regularly reviews its strategy and may modify it. Non-trading interest rate products, primarily interest rate swaps, with notional amounts of approximately $39 billion (a portion of which extends to 2011) were outstanding at December 31, 2003.

The detrimental effect on TRS' pretax earnings of a hypothetical 100 basis point increase in interest rates would be approximately $64 million ($50 million related to the U.S. dollar) and $50 million ($40 million related to the U.S. dollar), based on the 2003 and 2002 year-end positions, respectively. This effect is primarily a function of the extent of variable rate funding of charge card and fixed rate lending products, to the degree that interest rate exposure is not managed by derivative financial instruments.

TRS' foreign exchange risk arising from cross-currency charges and balance sheet exposures is managed primarily by entering into agreements to buy and sell currencies on a spot or forward basis. At December 31, 2003, foreign currency products with total notional amounts of approximately $9.9 billion were outstanding.

Based on the year-end 2003 and 2002 foreign exchange positions, but excluding forward contracts managing the anticipated overseas operating results for the subsequent year, the effect on TRS' earnings of a hypothetical 10 percent change in the value of the U.S. dollar would be immaterial. With respect to forward contracts related to anticipated overseas operating results for the subsequent year, a 10 percent change would hypothetically impact pretax income by $57 million and $59 million related to the 2003 and 2002 year-end positions, respectively.

(p.60_axp_financial review)

AMERICAN EXPRESS FINANCIAL ADVISORS

Results of Operations

STATEMENTS OF INCOME

Years Ended December 31, (Millions)                     2003     2002     2001
--------------------------------------------------------------------------------
Revenues:
   Investment income                                   $2,279   $2,058   $1,162
   Management and distribution fees                     2,458    2,292    2,458
   Other revenues                                       1,435    1,267    1,171
--------------------------------------------------------------------------------
      Total revenues                                    6,172    5,617    4,791
--------------------------------------------------------------------------------
Expenses:
   Provision for losses and benefits:
      Annuities                                         1,104    1,034      989
      Insurance                                           817      737      648
      Investment certificates                             201      183      329
--------------------------------------------------------------------------------
         Total                                          2,122    1,954    1,966
   Human resources                                      2,090    1,898    1,969
   Other operating expenses                             1,101      907      762
   Restructuring charges                                   --       --      107
   Disaster recovery charge                                --       (7)      11
--------------------------------------------------------------------------------
      Total expenses                                    5,313    4,752    4,815
--------------------------------------------------------------------------------
Pretax income (loss) before accounting change             859      865      (24)
Income tax provision (benefit)                            177      233      (76)
--------------------------------------------------------------------------------
Income before accounting change                           682      632       52
Cumulative effect of accounting change, net of tax        (13)      --       --
--------------------------------------------------------------------------------
Net income                                             $  669   $  632   $   52
================================================================================

In 2003, American Express Financial Advisors generated improved revenues on increased investment income and management and distribution fees primarily due to strengthening markets, higher asset levels and the acquisition of Threadneedle.

AEFA's 2003 income before accounting change rose 8 percent to $682 million. AEFA's net income increased 6 percent to $669 million in 2003, up from $632 million in 2002 and $52 million in 2001. AEFA's 2003 results reflect a $41 million reduction in tax expense due to adjustments related to the finalization of the 2002 tax return filed during the third quarter and the publication of favorable technical guidance related to the taxation of dividend income. Results for 2003 also reflect the impact of the December 31, 2003 adoption of FIN 46, as revised, which addresses consolidation by business enterprises of VIEs and is discussed in more detail below. Results for 2002 included a benefit of $7 million ($4 million after-tax) to reverse a portion of the 2001 September 11th related reserves as a result of lower than anticipated insured loss claims. Included in 2001 results are restructuring charges of $107 million ($70 million after-tax) and one-time costs of $11 million ($8 million after-tax) directly related to the September 11th terrorist attacks. In addition, investment income and results for 2001 included $1.01 billion in charges ($669 million after-tax) from the write down and sale of high-yield securities and from reducing risk within its investment portfolio.

Total revenues increased 10 percent in 2003 primarily due to higher investment income, increased management fees from higher average assets under management primarily reflecting the Threadneedle acquisition, increased distribution fees and greater insurance premiums. Total revenues rose 17 percent in 2002 due to higher investment income, reflecting the impact of the high-yield losses noted previously and higher levels of invested assets, higher insurance premiums and advice services fees, and higher distribution fees, partially offset by reduced management fees.

                                                     (p.61_axp_financial review)

Investment income increased 11 percent in 2003 as higher levels of invested assets and the effect of appreciation in the S&P 500 on the value of options hedging outstanding stock market certificates and equity indexed annuities this year versus depreciation last year, which was offset in the related provisions for losses and benefits, were partially offset by a lower average yield. During 2002, investment income increased significantly reflecting the effect of the $1.01 billion in investment losses in 2001 noted previously, higher average invested assets and the effect of depreciation in the S&P 500 on the value of options hedging stock market certificates and equity indexed annuities during 2002.

AEFA's gross realized gains on sales of securities classified as Available-for-Sale, using the specific identification method, were $323 million, $342 million and $157 million for the years ended December 31, 2003, 2002 and 2001, respectively. Gross realized losses on sales were ($146 million), ($168 million) and ($529 million) for the same periods. AEFA also recognized losses of ($163 million), ($204 million) and ($428 million) in other-than-temporary impairments on Available-for-Sale securities for the years ended December 31, 2003, 2002 and 2001, respectively. Realized gains and losses are recorded in investment income.

Management and distribution fees rose 7 percent in 2003. Management fees increased 4 percent resulting from higher average assets under management reflecting the Threadneedle acquisition. Distribution fees increased 12 percent primarily due to greater limited partnership product sales and an increase in brokerage-related activities. In 2002, management and distribution fees declined 7 percent due to lower average assets under management, partially offset by higher distribution fees. The distribution fee increase was the result of lower mutual fund sales being more than offset by other product related sales increases.

Other revenues rose 13 percent and 8 percent in 2003 and 2002, respectively, primarily due to higher property-casualty and life insurance-related revenues coupled with higher financial planning and advice services fees.

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

One of the drivers for the AEFA business is the return on invested cash, primarily generated by sales of insurance, annuity and investment certificates, less provisions for losses and benefits on these products. These investments tend to be interest rate sensitive. Thus, GAAP revenues tend to be higher in periods of rising interest rates and lower in times of decreasing interest rates. The same relationship is true of provisions for losses and benefits, only it is more accentuated period-to-period because rates credited to customers' accounts generally reset at shorter intervals than the yield on underlying investments. The Company presents this portion of the AEFA business on a net basis to eliminate potentially less informative comparisons of period-to-period changes in revenue and provisions for losses and benefits in light of the impact of these changes in interest rates.

Years Ended December 31, (Millions)                      2003     2002     2001
--------------------------------------------------------------------------------
Total GAAP revenues                                     $6,172   $5,617   $4,791
Less: Provision for losses and benefits --
   Annuities                                             1,104    1,034      989
   Insurance                                               817      737      648
   Investment certificates                                 201      183      329
--------------------------------------------------------------------------------
      Total                                              2,122    1,954    1,966
--------------------------------------------------------------------------------
Net revenues                                            $4,050   $3,663   $2,825
================================================================================

(p.62_axp_financial review)

The provision for losses and benefits for annuities increased 7 percent in 2003 due to higher average inforce levels and the effect of appreciation in the S&P 500 on equity indexed annuities in 2003 versus depreciation in 2002, partially offset by the benefit of lower interest crediting rates on fixed annuity contract values and lower costs related to guaranteed minimum death benefits. In 2002, the annuities provision increased 5 percent reflecting a higher inforce level, increased costs related to guaranteed minimum death benefits, and the effect of depreciation in the S&P 500 on equity indexed annuities, partially offset by the benefit of lower interest crediting rates on fixed annuity contract values. Insurance provisions rose in 2003 and 2002, reflecting higher inforce levels and higher claims in both years, partially offset by the benefit of lower interest crediting rates on fixed life insurance contract values. Investment certificate provisions increased 10 percent in 2003 due to the effect on the stock market certificate product of appreciation in the S&P 500 in 2003 versus depreciation in 2002 and higher average investment certificate levels, partially offset by the benefit of lower interest crediting rates. Investment certificate provisions decreased 44 percent during 2002 due to lower interest crediting rates, partially offset by higher average investment certificate levels and the effect on the stock market certificate product of depreciation in the S&P 500 during 2002.

Human resources expense increased 10 percent in 2003 primarily due to merit increases, greater employee benefit costs, higher management incentive costs for employees (excluding financial advisors) and higher field force compensation-related costs, as well as the effect of the Threadneedle acquisition. Increases in 2003 management incentive costs included higher stock-based compensation costs from both stock options and increased levels of restricted stock awards. The higher stock-based compensation expense from stock options reflects the Company's decision to expense stock options beginning in 2003. Higher expense related to restricted stock awards reflects the Company's decision to modify compensation practices and use restricted stock awards in place of stock options for middle management. These increases were also partially offset by the effects of a $22 million favorable impact from DAC adjustments in 2003 versus a $1 million favorable impact in 2002. These DAC adjustments are discussed below. The average number of employees (excluding financial advisors) was down 4 percent, excluding Threadneedle. Human resources expense declined 4 percent in 2002, reflecting lower field force compensation-related costs and the benefits of reengineering and cost containment initiatives where the average number of employees (excluding financial advisors) was down 15 percent from 2001.

Other operating expenses increased in both years. The 2003 increase is due to the impact of fewer capitalized costs in the first half of 2003 due to the ongoing impact of the comprehensive review of DAC-related practices in 2002, professional fees related to various industry regulatory matters, the effect of the Threadneedle acquisition and greater legal and acquisition-related costs. See the DAC and related adjustments discussion below for further information. The 2002 increase reflects the impact of technology outsourcing agreements, which resulted in the transfer of costs from human resources expense, a higher minority interest for the premium deposits joint venture with AEB, and the recognition of additional expenses based on a comprehensive review of DAC practices at AEFA. This DAC review is discussed below.

In addition, 2003 results include a $41 million reduction to tax expense noted above.

For annuity and insurance products, the projections underlying the amortization of DAC require the use of certain assumptions, including interest margins, mortality rates, persistency rates, maintenance expense levels and customer asset value growth rates for variable products. Management routinely monitors a wide variety of trends in the business, including comparisons of actual and assumed experience. The customer asset value growth rate is the rate at which contract values are assumed to appreciate in the future. The rate is net of asset fees and anticipates a blend of equity and fixed income investments. Management reviews and, where appropriate, adjusts its assumptions with respect to customer asset value growth rates on a quarterly basis.

                                                    (p.63_axp_finanacial review)

Management monitors other principal DAC assumptions, such as persistency, mortality rates, interest margin and maintenance expense level assumptions, each quarter. Unless management identifies a material deviation over the course of the quarterly monitoring, management reviews and updates these DAC assumptions annually in the third quarter of each year. When assumptions are changed, the percentage of estimated gross profits or portion of interest margins used to amortize DAC might also change. A change in the required amortization percentage is applied retrospectively; an increase in amortization percentage will result in an increase in DAC amortization expense while a decrease in amortization percentage will result in a decrease in DAC amortization expense. The impact on results of operations of changing assumptions with respect to the amortization of DAC can be either positive or negative in any particular period and is reflected in the period in which such changes are made. As a result of these reviews, AEFA took actions in both 2003 and 2002 that impacted DAC balance and expenses.

In the third quarter of 2003, based on its detailed review, AEFA took certain actions that resulted in a net $2 million DAC amortization expense reduction (a $22 million reduction in human resources expense and a $20 million increase in other operating expenses) reflecting:

o A $106 million DAC amortization reduction resulting from extending 10-15 year amortization periods for certain Flex Annuity contracts to 20 years.

o A $92 million DAC amortization increase resulting from the recognition of a premium deficiency on AEFA's Long-Term Care (LTC) business.

o A $12 million net DAC amortization increase across AEFA's universal life, variable universal life and fixed and variable annuity products.

In the third quarter of 2002, AEFA completed a comprehensive review of its DAC-related practices and took actions that resulted in a net $44 million increase in expenses (a $1 million reduction in human resources expense and a $45 million increase in other operating expenses) reflecting:

o A $173 million DAC amortization increase resulting from resetting the customer asset value growth rate assumptions for variable annuity and variable life products to anticipate near-term and long-term growth at an annual rate of 7%.

o A $155 million DAC amortization reduction from revising certain mortality and persistency assumptions for universal and variable universal life insurance products and fixed and variable annuity products to better reflect actual experience and future expectations.

o A $26 million operating expense increase from the revision of the types and amounts of costs deferred, in part to reflect the impact of advisor platform changes and the effects of related reengineering. This revision, which resulted in an increase in ongoing expenses, continued to impact 2003 results.

DAC balances for various insurance, annuity and other products sold by AEFA are set forth below:

December 31, (Millions)                                           2003     2002
--------------------------------------------------------------------------------
Life and health insurance                                        $1,602   $1,654

Annuities                                                         2,013    1,656

Other                                                               382      473
--------------------------------------------------------------------------------
   Total                                                         $3,997   $3,783
================================================================================

(p.64_axp_finanacial review)

Impact of Recent Market-Volatility on Results of Operations

Various aspects of AEFA's business are impacted by equity market levels and other market-based events. Several areas in particular involve DAC, asset management fees, structured investments and guaranteed minimum death benefits
(GMDB).  The  direction  and  magnitude  of the  changes in equity  markets  can increase or decrease DAC expense levels and asset management fees and correspondingly affect results of operations in any particular period. Similarly, the value of AEFA's structured investment portfolio and derivatives resulting from the consolidation of certain secured loan trusts are impacted by various market factors. Persistency of, or increases in, bond and loan default rates, among other factors, could result in negative adjustments to the market values of these investments in the future, which would adversely impact results of operations. See discussion of structured investments and consolidated derivatives below.

The majority of the variable annuity contracts offered by AEFA contain GMDB provisions. The standard GMDB provision in the "flagship" variable annuity product offered by IDS Life Insurance Company (IDS Life) and IDS Life of New York throughout 2003, American Express Retirement Advisor Advantage Variable Annuity, provides that if the contract owner and annuitant are age 80 or younger on the date of death, the beneficiary will receive the greatest of (i) the contract value on the date of death, (ii) purchase payments minus adjusted partial surrenders, or (iii) the contract value as of the most recent sixth contract anniversary, plus purchase payment and minus adjusted partial surrenders since that anniversary.

To the extent that the GMDB is higher than the current account value at the time of death, AEFA incurs a benefit cost. For the results through December 31, 2003, GAAP did not prescribe advance recognition of the projected future net costs associated with these guarantees, and accordingly, AEFA did not record a liability corresponding to these future obligations for death benefits in excess of annuity account value. The amount paid in excess of contract value was expensed when payable. Amounts expensed for the years ended December 31, 2003 and 2002 were $32 million and $37 million, respectively. In July 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (SOP 03-1), which is required to be adopted on January 1, 2004 and requires reserves related to GMDBs. The impact of that requirement as well as other provisions of SOP 03-1 are still subject to interpretation and are currently being evaluated.

The Company's life and annuity products all have minimum interest rate guarantees in their fixed accounts. These guarantees range from 1.5% to 5%. To the extent the yield on AEFA's invested asset portfolio declines below its target spread plus the minimum guarantee, AEFA's profitability would be negatively affected.

Mutual Fund Industry Developments

As has been widely reported, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. (NASD) and several state attorneys general have brought proceedings challenging several mutual fund industry practices, including late trading, market timing, disclosure of revenue sharing arrangements and inappropriate sales of B shares. AEFA has received requests for information concerning its practices and is providing information and cooperating fully with these inquiries.

In February 2004, AEFA was one of 15 firms that settled an enforcement action brought by the SEC and the NASD relating to breakpoint discounts pursuant to which AEFA agreed to pay a fine of $3.7 million and to reimburse customers to whom the firm failed to deliver such discounts. These amounts were fully accrued by AEFA in 2003.

In addition, Congress has proposed legislation and the SEC has proposed and, in some instances, adopted rules relating to the mutual fund industry, including expenses and fees, mutual fund corporate governance and disclosures to customers. While there remains a significant amount of uncertainty as to what legislative and regulatory initiatives may ultimately be adopted, these initiatives could impact mutual fund industry participants' results, including AEFA's, in future periods.

                                                    (p.65_axp_finanacial review)

SELECTED STATISTICAL INFORMATION

Years Ended December 31, (Millions, except where indicated)     2003      2002       2001
-------------------------------------------------------------------------------------------
Life insurance inforce (billions)                             $ 131.4   $  119.0   $  107.9
Deferred annuities inforce (billions)                         $  47.4   $   41.0   $   41.3
Assets owned, managed or administered (billions):
   Assets managed for institutions                            $ 116.4   $   42.3   $   49.7
   Assets owned, managed or administered for individuals:
      Owned assets:
         Separate account assets                                 30.8       22.0       27.3
         Other owned assets                                      53.8       51.7       44.2
-------------------------------------------------------------------------------------------
            Total owned assets                                   84.6       73.7       71.5
-------------------------------------------------------------------------------------------
      Managed assets                                            110.2       81.6       98.7
      Administered assets*                                       54.1       33.0       33.4
-------------------------------------------------------------------------------------------
            Total                                              $365.3   $  230.6   $  253.3
===========================================================================================
Market appreciation (depreciation) during the period:
   Owned assets:
      Separate account assets                                 $ 5,514   $ (5,057)  $ (5,752)
      Other owned assets                                      $  (244)  $    898   $    879
   Managed assets                                             $26,213   $(16,788)  $(18,662)
Cash sales:
   Mutual funds                                               $30,407   $ 31,945   $ 33,581
   Annuities                                                    8,335      8,541      5,648
   Investment certificates                                      5,736      4,088      3,788
   Life and other insurance products                              760        710        895
   Institutional                                                3,033      3,331      5,006
   Other                                                        5,787      5,201      5,276
-------------------------------------------------------------------------------------------
      Total cash sales                                        $54,058   $ 53,816   $ 54,194
===========================================================================================
Number of financial advisors                                   12,121     11,689     11,535

Fees from financial plans and advice services                 $ 120.7   $  113.9   $  107.5

Percentage of total sales from financial plans and advice
   services                                                      74.8%      73.3%      72.5%
===========================================================================================

* Excludes non-branded administered assets of $3.6 billion and $2.3 billion at December 31, 2002 and 2001, respectively.

Liquidity and Capital Resources

SELECTED BALANCE SHEET INFORMATION (GAAP BASIS)

December 31, (Billions, except percentages)                         2003    2002
--------------------------------------------------------------------------------
Investments                                                        $42.1   $38.2
Separate account assets                                            $30.8   $22.0
Deferred acquisition costs                                         $ 4.0   $ 3.8
Total assets                                                       $84.6   $73.7
Client contract reserves                                           $41.2   $37.3
Separate account liabilities                                       $30.8   $22.0
Total liabilities                                                  $77.5   $67.4
Total shareholder's equity                                         $ 7.1   $ 6.3
Return on average total shareholder's equity*                       10.4%   10.9%
================================================================================

* Computed on a trailing 12-month basis using income before cumulative effect of accounting change and total shareholder's equity as included in the Consolidated Financial Statements prepared in accordance with GAAP.

(p.66_axp_financial review)

On September 30, 2003, AEFA acquired Threadneedle for cash of 340 million (pounds) (approximately $565 million at September 30, 2003 exchange rates). AEFA received a $564 million capital contribution from the Parent Company for purposes of this acquisition. Threadneedle is one of the premier asset management organizations in the United Kingdom. Threadneedle will continue to manage certain assets of Zurich Financial Services, U.K., which constitute a substantial portion of Threadneedle assets under management, for an initial term of up to eight years, subject to standard performance criteria. Effective
September 30, 2003, $3.6 billion of owned assets and $3.0 billion of liabilities, and $81.1 billion of assets under management, were consolidated into AEFA's balance sheet and statistical information, respectively.

AEFA's total assets and liabilities increased in 2003 primarily due to higher investments, client contract reserves and separate account assets and liabilities, which increased mainly as a result of market appreciation. Investments primarily include corporate debt and mortgage-backed securities. AEFA's corporate debt securities comprise a diverse portfolio with the largest concentrations, accounting for approximately 65 percent of the portfolio, in the following industries: banking and finance, utilities, and communications and media. Investments also include $3.8 billion and $4.0 billion of investment loans at December 31, 2003 and 2002, respectively. Investments are principally funded by sales of insurance, annuities and certificates and by reinvested income. Maturities of these investments are largely matched with the expected future payments of insurance and annuity obligations.

Investments include $3.2 billion and $2.4 billion of below investment grade securities (excluding net unrealized appreciation and depreciation) at December 31, 2003 and 2002, respectively. These investments represent 8 percent and 6 percent of AEFA's investment portfolio at December 31, 2003 and 2002, respectively. Non-performing assets relative to invested assets (excluding short-term cash positions) were 0.07% and 0.1% at December 31, 2003 and 2002, respectively. Management believes a more relevant measure of exposure of AEFA's below investment grade securities and non-performing assets should exclude $236 million of below investment grade securities (excluding net unrealized appreciation and depreciation), which were recorded as a result of the December 31,2003 adoption of FIN 46. These assets are not available for AEFA's general use as they are for the benefit of the CDO debt holders and reductions in values of such investments will be fully absorbed by the third party investors. Excluding the impacts of FIN 46, investments include $2.9 billion of below investment grade securities (excluding net unrealized appreciation and depreciation), representing 7 percent of AEFA's investment portfolio, and non-performing assets relative to invested assets (excluding short-term cash positions) were 0.01% at December 31, 2003.

Assets consolidated as a result of the December 31, 2003 adoption of FIN 46 were $1.2 billion. The newly consolidated assets consisted of $844 million of cash, $244 million of below investment grade securities classified as Available-for-Sale (including net unrealized appreciation and depreciation), $64 million of derivatives and $15 million of loans and other assets, essentially all of which are restricted. The effect of consolidating these assets on AEFA's balance sheet was offset by AEFA's previously recorded carrying values of its investment in such structures, which totaled $673 million, $500 million of newly consolidated liabilities, which consisted of $325 million of non-recourse debt and $175 million of other liabilities, and $9 million of net unrealized after-tax appreciation on securities classified as Available-for-Sale.

The consolidation of FIN 46-related entities resulted in a cumulative effect of accounting change that reduced 2003 net income through a non-cash charge of $13 million ($20 million pretax). The net charge was comprised of a $57 million ($88 million pretax) non-cash charge related to the consolidated CDO offset by a $44 million ($68 million pretax) non-cash gain related to the consolidated SLTs.

The initial charge related to the application of FIN 46 for the CDO and SLTs had no cash flow effect on the Company. Ongoing valuation adjustments specifically related to the application of FIN 46 to the CDO are also non-cash items and will be reflected in the Company's quarterly results until maturity. These ongoing valuation adjustments, which will be reflected in operating results over the remaining lives of the structure subject to FIN 46 and which will be dependent upon market factors during such time, will result in periodic gains and losses. In the aggregate, such gains or losses related to the CDO, including the December 31, 2003 implementation charge, will reverse themselves over time as the structure matures, because the debt issued to the investors in the CDO is non-recourse to the Company, and further reductions in the value of the related assets will ultimately be absorbed by the third-party investors. To the extent losses are incurred in the SLT

                                                     (p.67_axp_financial review)

portfolio, charges could be incurred that may or may not be reversed. Taken together over the lives of the structures through their maturity, the Company's maximum cumulative exposure to pretax loss as a result of its investment in these entities is represented by the carrying values prior to adoption of FIN 46, which were nil and $673 million for the CDO and SLTs, respectively, as well as the $68 million pretax non-cash gain recorded upon consolidation of the SLTs.

During 2003, AEFA continued to hold investments in CDOs and an SLT, some of which are also managed by AEFA, and were not consolidated pursuant to the adoption of FIN 46 as the Company was not considered a primary beneficiary. As a condition to its managing certain CDOs, AEFA is required to invest in the residual or "equity" tranche of the CDO, which is typically the most subordinated tranche of securities issued by the CDO entity. AEFA invested in CDOs and the SLT as part of its investment strategy in order to offer a competitive rate to contractholders' accounts. AEFA's exposure as an investor is limited solely to its aggregate investment in the CDOs and SLTs, and it has no obligations or commitments, contingent or otherwise, that could require any further funding of such investments. As of December 31, 2003, the carrying values of the CDO residual tranches and SLT notes, managed by AEFA, were $16 million and nil, respectively. AEFA also has an interest in a CDO securitization described below, as well as an additional $28 million in rated CDO tranches and $27 million in a minority-owned SLT, both of which are managed by third parties. CDOs and the SLT are illiquid investments. As an investor in the residual tranche of CDOs, AEFA's return correlates to the performance of portfolios of high-yield bonds and/or bank loans. As a noteholder of the SLT, AEFA's return is based on a reference portfolio of loans.

The carrying value of the CDO and SLT investments, as well as derivatives recorded on the balance sheet as a result of consolidating certain SLTs, and AEFA's projected return are based on discounted cash flow projections that require a significant degree of management judgment as to assumptions primarily related to default and recovery rates of the high-yield bonds and/or bank loans either held directly by the CDO or in the reference portfolio of the SLT and, as such, are subject to change. Generally, the SLTs are structured such that the principal amount of the loans in the reference portfolio may be up to five times that of the par amount of the notes held by AEFA. Although the exposure associated with AEFA's investment in CDOs and SLTs is limited to the carrying value of such investments, they have additional volatility associated with them because the amount of the initial value of the loans and/or other debt obligations in the related portfolios is significantly greater than AEFA's exposure. In addition, the derivatives recorded as a result of consolidating certain SLTs under FIN 46 are valued based on the expected performance of a reference portfolio of high-yield loans. As previously mentioned, the exposure to loss related to these derivatives is represented by the $673 million carrying value of the SLTs prior to adoption of FIN 46 and the $68 million pretax non-cash gain recorded upon consolidation. Deterioration in the value of the high-yield bonds or bank loans would likely result in deterioration of AEFA's investment return with respect to the relevant CDO or SLT investment or consolidated derivative, as the case may be. In the event of significant deterioration of a portfolio, the relevant CDO or SLT may be subject to early liquidation, which could result in further deterioration of the investment return or, in severe cases, loss of the CDO, SLT or consolidated derivative carrying amount. See Note 1 to the Consolidated Financial Statements.

During 2001, the Company placed a majority of its rated CDO securities and related accrued interest, as well as a relatively minor amount of other liquid securities (collectively referred to as transferred assets), having an aggregate book value of $905 million, into a securitization trust. In return, the Company received $120 million in cash (excluding transaction expenses) relating to sales to unaffiliated investors and retained interests in the trust with allocated book amounts aggregating $785 million. As of December 31, 2003, the retained interests had a carrying value of $694 million, of which $512 million is considered investment grade. The Company has no obligations, contingent or otherwise, to such unaffiliated investors. One of the results of this transaction is that increases and decreases in future cash flows of the individual CDOs are combined into one overall cash flow for purposes of determining the carrying value of the retained interests and related impact on results of operations.

AEFA holds reserves for current and future obligations related to fixed annuities, investment certificates and life and disability insurance. Reserves for fixed annuities, universal life contracts and investment certificates are equal to the underlying contract accumulation values. Reserves for other life and health insurance products are based on various assumptions, including mortality rates, morbidity rates and policy persistency.

(p.68_axp_financial review)

Separate account assets represent funds held for the exclusive benefit of variable annuity and variable life insurance contract holders. These assets are generally carried at market value, and separate account liabilities are equal to separate account assets. AEFA earns investment management, administration and other fees from the related accounts. Separate account assets increased in 2003 due to market appreciation, an additional $2.6 billion of assets from the Threadneedle acquisition and net inflows.

The National Association of Insurance Commissioners (NAIC) has prescribed Risk-Based Capital (RBC) requirements for insurance companies. The RBC requirements are to be used as minimum capital and surplus requirements by the NAIC and state insurance regulators to identify companies that merit further regulatory attention. At December 31, 2003, each of AEFA's insurance companies had adjusted capital and surplus in excess of amounts requiring such attention.

State insurance statutes also contain limitations as to the amount of dividends and distributions that insurers may make without providing prior notification to state regulators. For IDS Life, any dividends or distributions in 2004, whose amount, together with that of other distributions made within the preceding 12 months, exceeds IDS Life's 2003 statutory net gain from operations, would require notification to the Minnesota Commissioner of Commerce who would have the option to disapprove the proposed distribution based on consideration of general solvency as well as RBC results.

Contingent Liquidity Planning

AEFA has developed a contingent funding plan that enables it to meet daily customer obligations during periods in which its customers do not roll over maturing certificate contracts and elect to withdraw funds from their annuity and insurance contracts. This plan is designed to ensure that AEFA could meet these customer withdrawals by selling or obtaining financing, through repurchase agreements, of portions of its investment securities portfolio.

AEFA received a $564 million capital contribution from the Parent Company for purposes of the September 30, 2003 Threadneedle acquisition, as mentioned earlier.

Risk Management

At AEFA, interest rate exposures arise primarily within its insurance and investment certificate subsidiaries. Rates credited to customers' accounts generally reset at shorter intervals than the yield on underlying investments. Therefore, AEFA's interest spread margins are affected by changes in the general level of interest rates. The extent to which the level of rates affects spread margins is managed primarily by a combination of modifying the maturity structure of the investment portfolio and entering into swaps or other derivative instruments that effectively lengthen the rate reset interval on customer liabilities. Interest rate derivatives with notional amounts totaling approximately $3.9 billion were outstanding at December 31, 2003 to hedge interest rate exposures. Additionally, AEFA has entered into interest rate swaptions with notional amounts totaling $1.2 billion to hedge the impact of increasing interest rates on forecasted fixed annuity sales.

The negative effect on AEFA's pretax earnings of a 100 basis point increase in interest rates, which assumes repricings and customer behavior based on the application of proprietary models, to the book of business at December 31, 2003 and 2002 would be approximately $53 million and $20 million for 2003 and 2002 (including the impact of minority interest expense related to the joint venture with AEB), respectively.

AEFA has two primary exposures to the general level of equity markets. One exposure is that AEFA earns fees from the management of equity securities in variable annuities, variable insurance, proprietary mutual funds and other managed assets. The amount of fees is generally based on the value of the portfolios, and thus is subject to fluctuation with the general level of equity market values. To reduce the sensitivity of AEFA's fee revenues to the general performance of equity markets, AEFA has from time to time entered into various combinations of financial instruments that mitigate the negative effect on fees that would result from a decline in the equity markets. The second exposure is that AEFA writes and purchases index options to manage the margin related to certain investment certificate and annuity products that pay interest based upon the relative change in a major stock market index between the beginning and end of the product's term. At December 31, 2003, equity-based derivatives with a net notional amount of $264 million were outstanding to hedge equity market exposures.

                                                     (p.69_axp_financial review)

The negative effect on AEFA's pretax earnings of a 10 percent decline in equity markets would be approximately $89 million and $57 million based on assets under management, certificate and annuity business inforce, and index options as of December 31, 2003 and 2002, respectively.

AEFA's acquisition of Threadneedle resulted in balance sheet exposures to foreign exchange risk, which is managed primarily by entering into agreements to buy and sell currencies on a spot or forward basis. At December 31, 2003, foreign currency products with total notional amounts of approximately $777 million were outstanding. Based on the year-end 2003 foreign exchange positions, the effect on AEFA's earnings and equity of a hypothetical 10 percent strengthening of the U.S. dollar would be immaterial.

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

AEFA's Balance Sheet Management Committee and the Company's ERMC regularly review models projecting various interest rate scenarios and risk/return measures and their effect on the profitability of the Company. The committees' objectives are to structure their investment security portfolios based upon the type and behavior of the products in the liability portfolios to achieve targeted levels of profitability within defined risk parameters and to meet contractual obligations. Part of the committees' strategies include the use of derivatives, such as interest rate caps, swaps and floors, for risk management purposes.

AMERICAN EXPRESS BANK

Results of Operations

STATEMENTS OF OPERATIONS

Years Ended December 31, (Millions)                           2003   2002   2001
--------------------------------------------------------------------------------
Net revenues:
   Interest income                                            $575   $606   $698
   Interest expense                                            226    246    396
--------------------------------------------------------------------------------
      Net interest income                                      349    360    302
   Commissions and fees                                        238    215    203
   Foreign exchange income and other revenues                  214    170    144
--------------------------------------------------------------------------------
         Total net revenues                                    801    745    649
--------------------------------------------------------------------------------
Expenses:
   Human resources                                             271    236    247
   Other operating expenses                                    279    244    255
   Provisions for losses:
      Ongoing                                                  102    147     65
      Restructuring related                                     --     --     26
--------------------------------------------------------------------------------
         Total provisions for losses                           102    147     91
   Restructuring charges                                        (2)    (3)    70
--------------------------------------------------------------------------------
         Total expenses                                        650    624    663
--------------------------------------------------------------------------------
Pretax income (loss)                                           151    121    (14)
Income tax provision (benefit)                                  49     41     (1)
--------------------------------------------------------------------------------
Net income (loss)                                             $102   $ 80   $(13)
================================================================================

(p.70_axp_financial review)

American Express Bank's results reflect the positive impact of growth within Private Banking and its Financial Institutions Group (FIG), partially offset by loan and other activity reductions within Corporate Banking, and within its Personal Financial Services (PFS) lending business, particularly Hong Kong.

AEB reported net income of $102 million in 2003 and $80 million in 2002, compared to a net loss of $13 million in 2001. 2001 results included restructuring charges of $96 million ($65 million after-tax). Net revenues rose 7 percent in 2003 primarily due to higher commissions and fees as well as higher foreign exchange income and other revenues. Net revenues rose 15 percent in 2002, primarily due to higher net interest income and foreign exchange income and other revenue.

Net interest income in 2003 declined 3 percent compared to 2002 due to lower levels of PFS loans, reflecting AEB's decision to temporarily curtail loan origination in Hong Kong, and declining Corporate Banking loan balances due to AEB's exit strategy, partially offset by lower funding costs on the investment portfolio and strong growth in Private Banking loans. Net interest income in 2002 increased over 2001 due to the effects of lower funding costs. Commissions and fees increased 11 percent primarily due to higher volumes in FIG and Private Banking, partially offset by reduced PFS activities. In 2002, commissions and fees increased due to growth in loan originations in the PFS business and greater non-credit transactions in FIG, partially offset by lower results in Corporate Banking. Foreign exchange income and other revenues rose 26 percent due to higher client activity in Private Banking and higher mark-to-market gains on FIG seed capital investments in mutual funds. In 2002, foreign exchange income and other revenue increased primarily because of higher joint venture income, due to lower funding costs within the premium deposits joint venture with AEFA.

Human resources expense rose 15 percent in 2003 reflecting merit increases, greater employee benefit costs, higher management incentive costs and severance costs related to AEB's downsizing of its operations in Greece. Increases in 2003 management incentive costs included higher stock-based compensation costs from both stock options and increased levels of restricted stock awards. The higher stock-based compensation expense from stock options reflects the Company's decision to expense stock options beginning in 2003. Higher expense related to restricted stock awards reflects the Company's decision to modify compensation practices and use restricted stock awards in place of stock options for middle management. Human resources expense decreased 4 percent in 2002 reflecting the benefits of reengineering activities.

Other operating expenses increased 14 percent in 2003 due to higher technology expenses and currency translation losses, previously recorded in Shareholder's Equity, resulting from AEB's scaling back of activities in Europe, partially offset by gains on the sale of real estate properties in Greece. Other operating expenses declined 4 percent in 2002 reflecting the benefits of reengineering activities and tighter expense controls.

Provision for losses decreased 31 percent in 2003 due to lower PFS loan volumes and an improvement in bankruptcy-related write-offs in the consumer lending portfolio in Hong Kong. Provision for losses increased substantially in 2002 primarily due to higher bankruptcy-related write-offs in the consumer lending portfolio in Hong Kong.

                                                     (p.71_axp_financial review)

Liquidity and Capital Resources

SELECTED BALANCE SHEET INFORMATION (GAAP BASIS)

December 31, (Billions, except percentages and where indicated)      2003    2002
---------------------------------------------------------------------------------
Total loans                                                         $ 6.5   $ 5.6
Total non-performing loans (millions)                               $  78   $ 119
Other non-performing assets (millions)                              $  15   $  15
Reserve for credit losses (millions)*                               $ 121   $ 158
Loan loss reserve as a percentage of total loans                      1.7%    2.7%
Total Personal Financial Services (PFS) loans                       $ 1.4   $ 1.6
30+ days past due PFS loans as a percentage of total PFS loans        6.6%    5.4%
Assets managed**/administered                                       $16.2   $12.5
Assets of non-consolidated joint ventures                           $ 1.7   $ 1.8
Total assets                                                        $14.2   $13.2
Deposits                                                            $10.8   $ 9.5
Total liabilities                                                   $13.3   $12.3
Total shareholder's equity (millions)                               $ 949   $ 947
Return on average total assets***                                    0.74%   0.66%
Return on average total shareholder's equity****                     10.8%    9.6%
Risk-based capital ratios:
   Tier 1                                                            11.4%   10.9%
   Total                                                             11.3%   11.4%
Leverage ratio                                                        5.5%    5.3%
---------------------------------------------------------------------------------
*Allocation of reserves (millions):
   Loans                                                            $ 113   $ 151
   Other assets, primarily foreign exchange and other derivatives       6       6
   Unfunded contingents                                                 2       1
---------------------------------------------------------------------------------
   Total reserve for credit losses                                  $ 121   $ 158
=================================================================================

**   Includes assets managed by AEFA.

*** Computed on a trailing 12-month basis using total assets as included in the Consolidated Financial Statements prepared in accordance with GAAP.

**** Computed on a trailing 12-month basis using total shareholder's equity as included in the Consolidated Financial Statements prepared in accordance with GAAP.

Contingent Liquidity Planning

AEB has in place a contingent funding plan that enables it to meet daily customer obligations during periods in which its customers do not roll over maturing deposits. This plan is designed to ensure that AEB could meet these customer withdrawals by selling a portion of its investment securities or by obtaining financing through repurchase agreements.

AEB had worldwide loans outstanding at December 31, 2003 of approximately $6.5 billion, up from $5.6 billion at December 31, 2002. The increase since 2002 resulted from a $600 million net increase in consumer and Private Banking loans, consisting of an $800 million increase in Private Banking loans and a $200 million decrease in PFS and other loans, and a $500 million increase in Financial Institution loans, partially offset by a $200 million decrease in Corporate Banking loans. As of December 31, 2003, consumer and Private Banking loans comprised 68 percent of total loans versus 69 percent at December 31,2002. Corporate Banking comprised 3 percent of total loans at December 31,2003 versus 6 percent at December 31, 2002. Financial Institution loans comprised 29 percent of total loans at December 31, 2003 versus 25 percent at December 31, 2002. In addition to the loan portfolio, other banking activities, such as securities, unrealized gains on foreign exchange and derivatives contracts, various contingencies and market placements added approximately $7.6 billion and $8.0 billion to AEB's credit exposures at December 31, 2003 and 2002, respectively. Included in these additional exposures are relatively lower risk cash and securities related balances totaling $5.4 billion at December 31, 2003.

(p.72_axp_financial review)

Risk Management

AEB employs a variety of financial instruments in managing its exposure to fluctuations in interest and currency rates. Derivative instruments consist principally of foreign exchange spot and forward contracts, foreign currency options, interest rate swaps, futures and forward rate agreements. Generally, they are used to manage specific interest rate and foreign exchange exposures related to deposits, long-term debt, equity, loans and securities holdings. At December 31, 2003, interest rate products with notional amounts totaling approximately $12.2 billion and $0.3 billion for trading and non-trading purposes, respectively, were outstanding. Notional amounts outstanding at December 31, 2003 for foreign currency products were approximately $28.8 billion and $5.0 billion for trading and non-trading purposes, respectively. Additionally, equity products with notional amounts of $830 million were outstanding at December 31, 2003.

The negative effect of a 100 basis point increase in interest rates on AEB's pretax earnings would be $42 million and $19 million at December 31, 2003 and 2002 (including the impact of pretax earnings related to the joint venture with AEFA), respectively. The effect on earnings of a 10 percent change in the value of the U.S. dollar would be negligible and, with respect to translation exposure of foreign operations, would result in a $9 million and $16 million pretax impact to equity as of December 31, 2003 and 2002, respectively.

AEB utilizes foreign exchange and interest rate products to meet the needs of its customers. Customer positions are usually, but not always, offset. They are evaluated in terms of AEB's overall interest rate or foreign exchange exposure. AEB also takes limited proprietary positions. Potential daily exposure from trading activities is calculated using a Value at Risk methodology. This model employs a parametric technique using a correlation matrix based on historical data. The Value at Risk measure uses a 99 percent confidence interval to estimate potential trading losses over a one-day period. The average Value at Risk for AEB was less than $1 million for both 2003 and 2002.

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

CORPORATE AND OTHER

Corporate and Other reported net expenses of $214 million, $176 million and $187 million in 2003,2002 and 2001, respectively. 2001 results include $14 million ($9 million after-tax) of the restructuring charges noted earlier. Included in 2002 results were the final preferred stock dividends from Lehman Brothers totaling $69 million ($59 million after-tax) compared with $46 million ($39 million after-tax) in 2001. The dividends were offset by business building initiatives in each year.

OTHER REPORTING MATTERS

Accounting Developments

In July 2003, the AICPA issued Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (SOP 03-1). The Company is currently evaluating its impact, which, among other provisions, requires reserves related to guaranteed minimum death benefits included within the majority of variable annuity contracts offered by AEFA. SOP 03-1 is required to be adopted on January 1,2004, and its impact will be recognized as a cumulative effect of change in accounting principle in the Company's first quarter 2004 Statement of Income. See AEFA's Impact of Recent Market-Volatility on Results of Operations section of the Financial Review for further discussion.

Forward-Looking Statements

This Annual Report includes forward-looking statements, which are subject to risks and uncertainties. The words "believe," "expect," "anticipate," "optimistic," "intend," "plan," "aim," "will," "may," "should," "could," "would," "likely," and similar

                                                     (p.73_axp_financial review)

expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update or revise any forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to: the Company's ability to successfully implement a business model that allows for significant earnings growth based on revenue growth that is lower than historical levels, including the ability to improve its operating expense to revenue ratio both in the short-term and over time, which will depend in part on the effectiveness of reengineering and other cost-control initiatives, as well as factors impacting the Company's revenues; the Company's ability to moderate the growth rate of its marketing, promotion, rewards and cardmember services expenses to levels below 2003; the Company's ability to accurately estimate the provision for the cost of the Membership Rewards program; the Company's ability to grow its business and meet or exceed its return on shareholders' equity target by reinvesting approximately 35% of annually-generated capital, and returning approximately 65% of such capital to shareholders, over time, which will depend on the Company's ability to manage its capital needs and the effect of business mix, acquisitions and rating agency requirements; the ability of the Company to generate sufficient revenues for expanded investment spending and to actually spend such funds to the extent available, and the ability to capitalize on such investments to improve business metrics; credit risk related to consumer debt, business loans, merchant bankruptcies and other credit exposures both in the U.S. and internationally; fluctuation in the equity and fixed income markets, which can affect the amount and types of investment products sold by AEFA, the market value of its managed assets, and management, distribution and other fees received based on the value of those assets; AEFA's ability to recover DAC, as well as the timing of such DAC amortization, in connection with the sale of annuity, insurance and certain mutual fund products; changes in assumptions relating to DAC, which could impact the amount of DAC amortization; the ability to improve investment performance in AEFA's businesses, including attracting and retaining high-quality personnel; the success, timeliness and financial impact, including costs, cost savings and other benefits including increased revenues, of reengineering initiatives being implemented or considered by the Company, including cost management, structural and strategic measures such as vendor, process, facilities and operations consolidation, outsourcing (including, among others, technologies operations), relocating certain functions to lower-cost overseas locations, moving internal and external functions to the Internet to save costs, and planned staff reductions relating to certain of such reengineering actions; the ability to control and manage operating, infrastructure, advertising and promotion and other expenses as business expands or changes, including balancing the need for longer-term investment spending; the potential negative effect on the Company's businesses and infrastructure, including information technology, of terrorist attacks, disasters or other catastrophic events in the future; the impact on the Company's businesses resulting from continuing geopolitical uncertainty; the overall level of consumer confidence; consumer and business spending on the Company's travel related services products, particularly credit and charge cards and growth in card lending balances, which depend in part on the ability to issue new and enhanced card products and increase revenues from such products, attract new cardholders, capture a greater share of existing cardholders' spending, sustain premium discount rates, increase merchant coverage, retain cardmembers after low introductory lending rates have expired, and expand the global network services business; the triggering of obligations to make payments to certain co-brand partners, merchants, vendors and customers under contractual arrangements with such parties under certain circumstances; successfully cross-selling financial, travel, card and other products and services to the Company's customer base, both in the United States and internationally; a downturn in the Company's businesses and/or negative changes in the Company's and its subsidiaries' credit ratings, which could result in contingent payments under contracts, decreased liquidity and higher borrowing costs; fluctuations in interest rates, which impact the Company's borrowing costs, return on lending products and spreads in the investment and insurance businesses; credit trends and the rate of bankruptcies, which can affect spending on card products, debt payments by individual and corporate customers and businesses that accept the Company's card products and returns on the Company's investment portfolios; fluctuations in foreign currency exchange rates; political or economic instability in certain regions or countries, which could affect lending and other commercial activities, among other businesses, or restrictions on convertibility of certain currencies; changes in laws or government regulations; the costs and integration of acquisitions; and outcomes and costs associated with litigation and compliance with regulatory matters. A further description of these and other risks and uncertainties can be found in the Company's Annual Report on Form 10-K and its other reports filed with the SEC.

(p.74_axp_consolidated financial statements)

Consolidated Statements of Income

AMERICAN EXPRESS COMPANY

Years Ended December 31, (Millions, except per share amounts)            2003      2002      2001
-------------------------------------------------------------------------------------------------
Revenues
   Discount revenue                                                   $ 8,781   $ 7,931   $ 7,714
   Net investment income                                                3,063     2,991     2,137
   Management and distribution fees                                     2,450     2,285     2,458
   Cardmember lending net finance charge revenue                        2,042     1,828     1,704
   Net card fees                                                        1,835     1,726     1,675
   Travel commissions and fees                                          1,507     1,408     1,537
   Other commissions and fees                                           1,977     1,928     1,935
   Insurance and annuity revenues                                       1,366     1,218     1,063
   Securitization income, net                                           1,150     1,049       846
   Other                                                                1,695     1,443     1,513
-------------------------------------------------------------------------------------------------
      Total                                                            25,866    23,807    22,582
-------------------------------------------------------------------------------------------------

Expenses
   Human resources                                                      6,333     5,725     6,271
   Provisions for losses and benefits:
      Annuities and investment certificates                             1,306     1,217     1,318
      Life insurance, international banking and other                   1,052     1,040       909
      Charge card                                                         853       960     1,195
      Cardmember lending                                                1,218     1,369     1,318
   Marketing, promotion, rewards and cardmember services                3,901     3,119     2,718
   Professional services                                                2,248     2,021     1,651
   Occupancy and equipment                                              1,529     1,458     1,574
   Interest                                                               905     1,082     1,501
   Communications                                                         517       514       528
   Restructuring charges                                                   (2)       (7)      605
   Disaster recovery charge                                                --        (7)       90
   Other                                                                1,759     1,589     1,308
-------------------------------------------------------------------------------------------------
      Total                                                            21,619    20,080    20,986
-------------------------------------------------------------------------------------------------

   Pretax income before accounting change                               4,247     3,727     1,596
   Income tax provision                                                 1,247     1,056       285
-------------------------------------------------------------------------------------------------
   Income before accounting change                                      3,000     2,671     1,311
   Cumulative effect of accounting change, net of tax (Note 1)            (13)       --        --
-------------------------------------------------------------------------------------------------
   Net income                                                         $ 2,987   $ 2,671   $ 1,311
=================================================================================================

Earnings Per Common Share -- Basic:
   Income before accounting change                                    $  2.34   $  2.02   $  0.99
   Net income                                                         $  2.33   $  2.02   $  0.99
-------------------------------------------------------------------------------------------------
Earnings Per Common Share -- Diluted:
   Income before accounting change                                    $  2.31   $  2.01   $  0.98
   Net income                                                         $  2.30   $  2.01   $  0.98
-------------------------------------------------------------------------------------------------
   Average common shares outstanding for earnings per common share:
      Basic                                                             1,284     1,320     1,324
      Diluted                                                           1,298     1,330     1,336
=================================================================================================

See Notes to Consolidated Financial Statements.

                                    (p.75_axp_consolidated financial statements)

Consolidated Balance Sheets

AMERICAN EXPRESS COMPANY

December 31, (Millions, except share data)                                      2003       2002
-------------------------------------------------------------------------------------------------
Assets
   Cash and cash equivalents (Note 1)                                         $  5,726   $ 10,288
   Accounts receivable and accrued interest:
      Cardmember receivables, less credit reserves: 2003, $916; 2002, $930      27,487     25,403
      Other receivables, less credit reserves: 2003, $18; 2002, $28              3,782      3,684
   Investments (Note 2)                                                         57,067     53,638
   Loans: (Note 3)
      Cardmember lending, less credit reserves: 2003, $998; 2002, $1,030        24,836     21,574
      International banking, less credit reserves: 2003, $113; 2002, $151        6,371      5,466
      Other, net                                                                 1,093        782
   Separate account assets                                                      30,809     21,981
   Deferred acquisition costs                                                    4,137      3,908
   Land, buildings and equipment--at cost, less accumulated depreciation:
      2003, $3,091; 2002, $2,603                                                 3,184      2,979
   Other assets                                                                 10,509      7,550
-------------------------------------------------------------------------------------------------
Total assets                                                                  $175,001   $157,253
=================================================================================================
Liabilities and Shareholders' Equity
   Customers' deposits                                                        $ 21,250   $ 18,317
   Travelers Cheques outstanding                                                 6,819      6,623
   Accounts payable                                                              6,591      9,235
   Insurance and annuity reserves:
      Fixed annuities                                                           26,377     23,411
      Life and disability policies                                               5,592      5,272
   Investment certificate reserves                                               9,207      8,666
   Short-term debt (Note 6)                                                     19,046     21,103
   Long-term debt (Note 6)                                                      20,654     16,308
   Separate account liabilities                                                 30,809     21,981
   Guaranteed preferred beneficial interests in the company's
      junior subordinated deferrable interest debentures (Note 7)                   --        511
   Other liabilities                                                            13,333     11,965
-------------------------------------------------------------------------------------------------
      Total liabilities                                                        159,678    143,392
-------------------------------------------------------------------------------------------------
Shareholders' Equity
   Common shares, $.20 par value, authorized 3.6 billion shares; issued and outstanding 1,284 million shares in 2003 and 1,305 million shares
      in 2002 (Note 8)                                                             257        261
   Additional paid-in capital                                                    6,081      5,675
   Retained earnings                                                             8,793      7,606
   Other comprehensive income (loss), net of tax:
      Net unrealized securities gains                                              931      1,104
      Net unrealized derivatives losses                                           (446)      (538)
      Foreign currency translation adjustments                                    (278)      (198)
      Minimum pension liability                                                    (15)       (49)
-------------------------------------------------------------------------------------------------
   Accumulated other comprehensive income                                          192        319
-------------------------------------------------------------------------------------------------
      Total shareholders' equity                                                15,323     13,861
-------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                    $175,001   $157,253
=================================================================================================

See Notes to Consolidated Financial Statements.

(p.76_axp_consolidated financial statements)

Consolidated Statements of Cash Flows

AMERICAN EXPRESS COMPANY


Years Ended December 31, (Millions)                                   2003       2002       2001
--------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                          $  2,987   $  2,671   $  1,311
Adjustments to reconcile net income
   to net cash provided by operating activities:
      Provisions for losses and benefits                               2,451      2,814      2,955
      Depreciation and amortization                                      676        549        617
      Deferred taxes, acquisition costs and other                        120        184         70
      Non-cash portion of restructuring charges                           (2)        (7)       580
      Non-cash portion of disaster recovery charge                        --         (7)        20
      Changes in operating assets and liabilities, net of
         effects of acquisitions and dispositions:
            Accounts receivable and accrued interest                    (692)       484        455
            Other assets                                                (693)      (255)       293
            Accounts payable and other liabilities                    (2,774)     1,365     (1,456)
      Increase (decrease) in Travelers Cheques outstanding               187        431        (89)
      Increase in insurance reserves                                     265        271        240
      Cumulative effect of accounting change, net of tax (Note 1)         13         --         --
--------------------------------------------------------------------------------------------------
Net cash provided by operating activities                              2,538      8,500      4,996
--------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Sale of investments                                                   14,743     13,155     11,049
Maturity and redemption of investments                                11,877      6,410      6,182
Purchase of investments                                              (30,174)   (24,961)   (19,912)
Net increase in cardmember loans/receivables                          (7,021)    (7,793)    (3,147)
Cardmember receivables sold to trust                                      --      1,750        750
Cardmember receivables redeemed from trust                            (2,085)        --       (600)
Cardmember loans sold to trust                                         3,442      4,589      4,315
Cardmember loans redeemed from trust                                  (1,000)    (2,000)    (1,000)
Loan operations and principal collections, net                          (883)      (115)       592
Purchase of land, buildings and equipment                             (1,021)      (670)      (859)
Sale of land, buildings and equipment                                     80        125         22
Acquisitions, net of cash acquired                                      (749)       (58)      (165)
--------------------------------------------------------------------------------------------------
Net cash used in investing activities                                (12,791)    (9,568)    (2,773)
--------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in customers' deposits                                    2,381      3,246        988
Sale of annuities and investment certificates                         12,109     10,124      5,834
Redemption of annuities and investment certificates                   (8,645)    (5,782)    (4,761)
Net decrease in debt with maturities of three months or less            (712)    (7,201)    (4,220)
Issuance of debt                                                      19,220     19,392     15,083
Principal payments on debt                                           (16,498)   (14,167)   (15,318)
Redemption of preferred beneficial interests securities                 (500)        --         --
Issuance of American Express common shares                               348        161         84
Repurchase of American Express common shares                          (1,391)    (1,153)      (626)
Dividends paid                                                          (471)      (430)      (424)
--------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                    5,841      4,190     (3,360)
Effect of exchange rate changes on cash                                 (150)       (56)      (128)
--------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                  (4,562)     3,066     (1,265)
Cash and cash equivalents at beginning of year                        10,288      7,222      8,487
--------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                            $  5,726   $ 10,288   $  7,222
==================================================================================================

See Notes to Consolidated Financial Statements.

                                    (p.77_axp_consolidated financial statements)

Consolidated Statements of Shareholders' Equity

AMERICAN EXPRESS COMPANY

                                                                                      Accumulated
                                                                       Additional           Other
                                                              Common      Paid-in   Comprehensive   Retained
Three Years Ended December 31, 2003 (Millions)       Total    Shares      Capital   Income/(Loss)   Earnings
------------------------------------------------------------------------------------------------------------
Balances at December 31, 2000                       $11,684    $265      $5,439         $(218)       $ 6,198
------------------------------------------------------------------------------------------------------------
   Comprehensive income:
      Net income                                      1,311                                            1,311
      Change in net unrealized securities gains         479                               479
      Cumulative effect of adopting SFAS No. 133       (120)                             (120)
      Change in net unrealized derivatives losses      (605)                             (605)
      Derivatives losses reclassified to earnings       429                               429
      Foreign currency translation adjustments          (39)                              (39)
      Minimum pension liability adjustment             (103)                             (103)
                                                    -------
      Total comprehensive income                      1,352
   Repurchase of common shares                         (626)     (2)        (53)                        (571)
   Other changes, primarily employee plans               51       3         141                          (93)
   Cash dividends declared:
      Common, $0.32 per share                          (424)                                            (424)
------------------------------------------------------------------------------------------------------------
Balances at December 31, 2001                        12,037     266       5,527          (177)         6,421
------------------------------------------------------------------------------------------------------------
   Comprehensive income:
      Net income                                      2,671                                            2,671
      Change in net unrealized securities gains         770                               770
      Change in net unrealized derivatives losses      (614)                             (614)
      Derivatives losses reclassified to earnings       372                               372
      Foreign currency translation adjustments          (86)                              (86)
      Minimum pension liability adjustment               54                                54
                                                    -------
      Total comprehensive income                      3,167
   Repurchase of common shares                       (1,153)     (7)       (139)                      (1,007)
   Other changes, primarily employee plans              235       2         287                          (54)
   Cash dividends declared:
      Common, $0.32 per share                          (425)                                            (425)
------------------------------------------------------------------------------------------------------------
Balances at December 31, 2002                        13,861     261       5,675           319          7,606
------------------------------------------------------------------------------------------------------------
   Comprehensive income:
      Net income                                      2,987                                            2,987
      Change in net unrealized securities gains        (173)                             (173)
      Change in net unrealized derivatives losses      (323)                             (323)
      Derivatives losses reclassified to earnings       415                               415
      Foreign currency translation adjustments          (80)                              (80)
      Minimum pension liability adjustment               34                                34
                                                    -------
      Total comprehensive income                      2,860
   Repurchase of common shares                       (1,391)     (7)       (160)                      (1,224)
   Other changes, primarily employee plans              488       3         566                          (81)
   Cash dividends declared:
      Common, $0.38 per share                          (495)                                            (495)
------------------------------------------------------------------------------------------------------------
Balances at December 31, 2003                       $15,323    $257      $6,081         $ 192        $ 8,793
============================================================================================================

See Notes to Consolidated Financial Statements.

(p.78_axp_notes to consolidated financial statements)

Notes to Consolidated Financial Statements

(Note 1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying Consolidated Financial Statements include the accounts of American Express Company, its subsidiaries and certain variable interest entities (the Company). All significant intercompany transactions are eliminated. Certain reclassifications of prior period amounts have been made to conform to the current presentation.

Principles of Consolidation

As of December 31, 2003, pursuant to the Company's adoption of Financial Accounting Standards Board (FASB) Interpretation No. 46, "Consolidation of Variable Interest Entities," as revised, the Company consolidates all variable interest entities for which it is considered to be the primary beneficiary. In addition, the Company consolidates all entities in which it holds a greater than 50% interest, except for immaterial seed money investments in mutual and hedge funds. Entities in which the Company holds a greater than 20% but less than 50% equity interest are accounted for under the equity method. All other investments are accounted for under the cost method unless the Company determines that it exercises significant influence over the entity by means other than voting rights.

Qualifying Special Purpose Entities (QSPEs) under Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," are not consolidated. Such QSPEs include those that the Company utilizes in connection with cardmember lending securitizations at the Travel Related Services (TRS) segment, as well as a securitization trust containing a majority of the Company's rated collateralized debt obligations (CDOs) described in Note 2. Other entities are evaluated using the control, risk and reward criteria as outlined under accounting principles generally accepted in the United States (GAAP) in determining whether to consolidate other entities where the Company has an interest, is the sponsor or transferor. See Recently Issued Accounting Standards section below for further information regarding consolidation of such entities. Additionally, the Company has securitized charge card receivables totaling $3.0 billion and $5.1 billion as of December 31, 2003 and 2002, respectively, which are included in cardmember receivables on the Consolidated Balance Sheets as they do not qualify for off-balance sheet treatment under SFAS No. 140; likewise, an equal amount of debt is included in long-term debt.

Amounts Based on Estimates and Assumptions

Accounting estimates are an integral part of the Consolidated Financial Statements. In part, they are based upon assumptions concerning future events. Among the more significant are those that relate to reserves for cardmember credit losses, Membership Rewards, investment securities valuation and the amortization of deferred acquisition costs as discussed in detail below. These accounting estimates reflect the best judgment of management and actual results could differ.

Revenues

The Company generates revenue from a wide range of business activities, including payment instruments such as charge and credit cards, travel services including airline, hotel and rental car reservations, and a wide range of investment, savings, lending and insurance products.

Discount revenue

The Company earns discount revenue from fees charged to service establishments with whom the Company has entered into card acceptance agreements for processing cardmember transactions. The discount is deducted from the payment to the service establishment and recorded as discount revenue at the time the charge is captured.

Net investment income

Investment income for the Company's performing fixed income securities and investment loans is generally accrued as earned using the effective interest method, which makes an adjustment of the yield for security premiums and discounts, fees and other payments, so that the related loan or security recognizes a constant rate of return on the outstanding balance

                           (p.79_axp_notes to consolidated financial statements)

throughout its term. Gains and losses on securities are recognized on a trade date basis, and charges are recorded when securities are determined to be other-than-temporarily impaired.

Investment income for the Company's international banking loans is accrued on unpaid principal balances in accordance with the terms of the loan. Loan fees and deferred loan acquisition costs are amortized over the life of the loan using the effective interest method. Generally, the accrual of interest on these loans is discontinued at the time the loan is 90 to 180 days delinquent, depending on loan type, or when an impairment is determined. Net investment income is presented net of interest expense of $229 million, $254 million and $434 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Management and distribution fees

Management fees relate primarily to managed assets for proprietary mutual funds and proprietary account assets, and are primarily based on the underlying asset values which are accrued daily and generally collected monthly. Many of the proprietary mutual funds have a performance incentive adjustment (PIA). This PIA adjusts the level of management fees received based on the specific fund's relative performance as measured against a designated external index. Distribution fees primarily include point-of-sale fees (i.e., front-load mutual fund fees) and asset-based fees (i.e., 12b-1 fees) that are generally based on a contractual fee as a percentage of assets and recognized when received.

Securitization income, net

Securitization income includes gains on securitizations, cash flows from interest-only strips and servicing revenue net of related discounts. See Note 4 for further information regarding securitizations.

Net card fees

Card fees are recognized as revenue over the card membership period covered by the card fee, net of provision for projected refunds of card fees for cancellation of card membership. Similarly, deferred card acquisition costs are amortized into operating expenses over the card membership period covered by the card fee.

Cardmember lending net finance charge revenue

Cardmember lending finance charges are assessed using the average daily balance method for receivables owned and are recognized based upon the principal amount outstanding in accordance with the terms of the applicable account agreement until the outstanding balance is paid or charged off. Cardmember lending net finance charge revenue is presented net of interest expense of $483 million, $510 million and $939 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Travel commissions and fees

Customer revenue is earned by charging a transaction or management fee for airline or other transactions based on contractual agreements with travel clients. Customer-related fees and other revenues are recognized at the time a client books travel arrangements. Travel suppliers pay commissions on airline tickets issued and on sales and transaction volumes, based on contractual agreements. These revenues are recognized at the time a ticket is purchased. Other travel suppliers are generally not under firm contractual agreements, and revenue is recognized when cash is received.

Other commissions and fees

Other commissions and fees include card-related assessments which are primarily recognized in the period charged to the cardmember. Fees related to the Company's Membership Rewards program are recognized over the period covered by the fee.

Insurance and annuity revenues

Insurance and annuity revenues include premiums on traditional life, disability income, long-term care and property/casualty insurance and certain charges assessed on universal and variable universal life insurance and annuities. Premiums on traditional life, disability income and long-term care insurance are recognized as revenue when due, whereas premiums on property/casualty insurance are recognized ratably over the coverage period. Cost of insurance charges on universal and

(p.80_axp_notes to consolidated financial statements)

variable universal life insurance are recognized as revenue when earned, whereas contract charges and surrender charges on universal and variable universal life insurance and annuities are recognized as revenue when collected.

Other

Other revenues include fees from financial planning, consulting and business services and miscellaneous investment income.

Marketing, Promotion, Rewards and Cardmember Services

The Company expenses advertising costs in the year in which the advertising first takes place.

The Company's Membership Rewards loyalty program allows enrolled cardmembers to earn points that can be redeemed for a broad range of travel rewards, retail merchandise and gourmet gifts. The Company makes payments to its reward partners when cardmembers redeem their points and establishes reserves to cover the cost of future reward redemptions. The provision for the cost of Membership Rewards is based upon points awarded that are ultimately expected to be redeemed by cardmembers and the current weighted-average cost per point of redemption. The ultimate points to be redeemed are estimated based on many factors, including a review of past behavior of cardmembers segmented by product, year of enrollment in the program, spend level and duration in the program. Past behavior is used to predict when current enrollees will attrite and their ultimate redemption rate. In addition, the cumulative balance sheet liability for unredeemed points is adjusted over time based on actual redemption and cost experience with respect to redemptions.

Cash and Cash Equivalents

At both December 31, 2003 and 2002, cash and cash equivalents included $1.1 billion segregated in special bank accounts for the benefit of customers. The Company has defined cash equivalents to include time deposits with original maturities of 90 days or less. The Company classifies restricted cash totaling $1.3 billion and $0.5 billion at December 31, 2003 and 2002, respectively, as other assets in cases where cash cannot be utilized for operations.

Reserves for Cardmember Credit Losses

The Company's reserves for credit losses relating to cardmember loans and receivables represent management's estimate of the amount necessary to absorb future credit losses inherent in the Company's outstanding portfolio of loans and receivables. Management's evaluation process requires many estimates and judgments. Reserves for these credit losses are primarily based upon models that analyze specific portfolio statistics and also reflect, to a lesser extent, management's judgment regarding overall adequacy. The analytic models take into account several factors, including average write-off rates for various stages of receivable aging (i.e., current, 30 days, 60 days, 90 days) over a 24-month period and average bankruptcy and recovery rates. In exercising its judgment to adjust reserves that are calculated by the analytic model, management considers the level of coverage of past-due accounts, as well as external indicators, such as leading economic indicators, unemployment rate, consumer confidence index, purchasing manager's index, bankruptcy filings and the regulatory environment.

Loans are charged-off when management deems amounts to be uncollectible, which is generally determined by the number of days past due. In general, bankruptcy and deceased accounts are written-off upon notification, or when 180 days past due for lending products and 360 days past due for charge card products. For all other accounts, write-off policy is based upon the delinquency and product. To the extent historical credit experience is not indicative of future performance or other assumptions used by management do not prevail, loss experience could differ significantly, resulting in either higher or lower future provisions for credit losses, as applicable.

Investments

Generally, investment securities are carried at fair value on the balance sheet with unrealized gains (losses) recorded in equity, net of income tax provisions (benefits). Gains and losses are recognized in results of operations upon disposition of the securities. In addition, losses are also recognized when management determines that a decline in value is other-than-temporary, which requires judgment regarding the amount and timing of recovery. Indicators of other-than-temporary

                           (p.81_axp_notes to consolidated financial statements)

impairment for debt securities include issuer downgrade, default or bankruptcy. The Company also considers the extent to which cost exceeds fair value, the duration and size of that gap, and management's judgment about the issuer's current and prospective financial condition. Fair value is generally based on quoted market prices. However, the Company's investment portfolio also contains structured investments of various asset quality, including CDOs and secured loan trusts (backed by high-yield bonds and bank loans), which are not readily marketable. As a result, the carrying values of these structured investments are based on future cash flow projections that require a significant degree of management judgment as to the amount and timing of cash payments, defaults and recovery rates of the underlying investments and, as such, are subject to change. Investments also include investment loans, primarily commercial mortgage loans, carried at amortized cost net of specific and unallocated reserves.

Separate Account Assets and Liabilities

Separate account assets and liabilities are funds held for the exclusive benefit of variable annuity and variable life insurance contractholders. The Company receives investment management fees, mortality and expense assurance fees, minimum death benefit guarantee fees and cost of insurance charges from the related accounts.

Deferred Acquisition Costs

Deferred acquisition costs (DAC) represent the costs of acquiring new business, principally direct sales commissions and other distribution and underwriting costs that have been deferred on the sale of annuity, life and health insurance and, to a lesser extent, property/casualty and certain mutual fund products. For annuity and insurance products, DAC are amortized over periods approximating the lives of the business, generally as a percentage of premiums or estimated gross profits or as a portion of the interest margins associated with the products. For certain mutual fund products, DAC are generally amortized over fixed periods on a straight-line basis.

For annuity and insurance products, the projections underlying the amortization of DAC require the use of certain assumptions, including interest margins, mortality rates, persistency rates, maintenance expense levels and customer asset value growth rates for variable products. Management routinely monitors a wide variety of trends in the business, including comparisons of actual and assumed experience. Management reviews and, where appropriate, adjusts its assumptions with respect to customer asset value growth rates on a quarterly basis. Management monitors other principal DAC assumptions, such as persistency, mortality rate, interest margin and maintenance expense level assumptions, each quarter. Unless management identifies a material deviation over the course of the quarterly monitoring, management reviews and updates these DAC assumptions annually in the third quarter of each year. When assumptions are changed, the percentage of estimated gross profits or portion of interest margins used to amortize DAC may also change. A change in the required amortization percentage is applied retrospectively; an increase in amortization percentage will result in an acceleration of DAC amortization while a decrease in amortization percentage will result in a deceleration of DAC amortization. The impact on results of operations of changing assumptions with respect to the amortization of DAC can be either positive or negative in any particular period and is reflected in the period in which such changes are made.

Insurance  and  Annuity  Reserves

Liabilities for reported and unpaid life insurance claims are equal to the death benefits payable. For disability income and long-term care claims, unpaid claim liabilities are equal to benefit amounts due and accrued. Liabilities for incurred but not reported claims are estimated based on periodic analysis of the actual reported claim lag. Where applicable, amounts recoverable from reinsurers are separately recorded as receivables. For life insurance, no claim adjustment expense reserve is held. The claim adjustment expense reserves for disability income and long-term care are based on the claim reserves.

Liabilities for fixed and variable universal life insurance and fixed and variable deferred annuities are equal to accumulation values.

(p.82_axp_notes to consolidated financial statements)

Liabilities for equity indexed deferred annuities issued in 1999 or later are equal to the accumulation of host contract values covering guaranteed benefits and the market value of embedded equity options. Liabilities for equity indexed deferred annuities issued before 1999 are equal to the present value of guaranteed benefits and the intrinsic value of index-based benefits.

Liabilities for fixed annuities in a benefit status are based on established industry mortality tables and interest rates, ranging from 4.6% to 9.5%, depending on year of issue, with an average rate of approximately 6.3%.

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

Liabilities for future disability income and long-term care policy benefits include both policy reserves and claim reserves. Policy reserves are based on the net level premium method, using anticipated morbidity, mortality, policy persistency and interest earning rates. Anticipated morbidity and mortality rates are based on established industry morbidity and mortality tables. Anticipated policy persistency rates vary by policy form, issue age, policy duration and, for disability income policies, occupation class. Anticipated interest rates for disability income policy reserves are 7.5% at policy issue and grade to 5% over 5 years. Anticipated interest rates for long-term care policy reserves are currently 5.9% grading up to 8.9% over 30 years.

Claim reserves are calculated based on claim continuance tables and anticipated interest earnings. Anticipated claim continuance rates are based on established industry tables. Anticipated interest rates for claim reserves for both disability income and long-term care range from 5% to 8%, with an average rate of approximately 5.7%. The Company issues only non-participating life insurance contracts and does not issue short duration life insurance liabilities.

Guaranteed Minimum Death Benefits

The majority of the variable annuity contracts offered by American Express Financial Advisors (AEFA) contain guaranteed minimum death benefit (GMDB) provisions. At time of issue, these contracts typically guarantee that the death benefit payable will not be less than the amount invested, regardless of the performance of the customer's account. Most contracts also provide for some type of periodic adjustment of the guaranteed amount based on the change in value of the contract. A large portion of AEFA's contracts containing a GMDB provision adjust once every six years. The periodic adjustment of these contracts can either increase or decrease the guaranteed amount though not below the amount invested adjusted for withdrawals. When market values of the customer's accounts decline, the death benefit payable on a contract with a GMDB may exceed the accumulated contract value. Through December 31, 2003, the amount paid in excess of contract value was expensed when payable. Amounts expensed in 2003, 2002 and 2001 were $32 million, $37 million and $16 million, respectively. See Recently Issued Accounting Standards section below for a description of Statement of Position 03-1.

Stock-Based Compensation

At December 31, 2003, the Company has two stock-based employee compensation plans, which are described more fully in Note 14. Effective January 1,2003, the Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," prospectively for all stock options granted after December 31, 2002. The fair value of each option is estimated on the date of grant using a Black-Scholes option-pricing model. Prior to 2003, the Company accounted for those plans under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Prior to the adoption of the fair value recognition provisions of SFAS No. 123 in 2003, no employee compensation cost was recorded in net income for stock options granted, since all options granted under these plans had an exercise price equal to the market value of the under-

                           (p.83_axp_notes to consolidated financial statements)

lying common stock on the date of grant. For the year ended December 31, 2003, the Company expensed $24 million after-tax related to stock options granted in 2003.

In December  2002,  the FASB issued SFAS No. 148,  "Accounting  for  Stock-Based
Compensation - Transition and Disclosure," which amended APB Opinion 28, "Interim Financial Reporting," to require disclosure about the pro forma effects of SFAS No. 123 on reported net income of stock-based compensation accounted for under APB Opinion No. 25. The following table illustrates the effect on net income and earnings per common share (EPS) assuming the Company had followed the fair value recognition provisions of SFAS No. 123 for all outstanding and unvested stock options and other stock-based compensation for the years ended December 31, 2003, 2002 and 2001:

(Millions, except per share amounts)                       2003     2002     2001
----------------------------------------------------------------------------------
Net income as reported                                    $2,987   $2,671   $1,311
   Add: Stock-based employee compensation included in
      reported net income, net of related tax effects         79       26       23
   Deduct: Total stock-based employee compensation
      expense determined under fair value based method,
      net of related tax effects                            (349)    (355)    (260)
----------------------------------------------------------------------------------
Pro forma net income                                      $2,717   $2,342   $1,074
==================================================================================
Basic EPS:
   As reported                                            $ 2.33   $ 2.02   $ 0.99
   Pro forma                                              $ 2.12   $ 1.77   $ 0.81
Diluted EPS:
   As reported                                            $ 2.30   $ 2.01   $ 0.98
   Pro forma                                              $ 2.09   $ 1.76   $ 0.80
==================================================================================

Recently Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company adopted the provisions of SFAS No. 143 on January 1, 2003; the impact on the Company's financial statements was immaterial.

In July 2002, the FASB issued SFAS No. 146, "Obligations Associated with Disposal Activities." The Statement is effective for exit or disposal activities initiated after December 31, 2002. The Company will comply with the Statement's requirements in any future restructuring activities.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," as revised (FIN 46), which addresses consolidation by business enterprises of variable interest entities (VIEs) and was subsequently revised in December 2003. An entity is subject to consolidation according to the provisions of FIN 46, if, by design, either (i) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or, (ii) as a group, the holders of the equity investment at risk lack: (a) direct or indirect ability to make decisions about an entity's activities; (b) the obligation to absorb the expected losses of the entity if they occur; or (c) the right to receive the expected residual returns of the entity if they occur. In general, FIN 46 requires a VIE to be consolidated when an enterprise has a variable interest for which it is deemed to be the primary beneficiary which means that it will absorb a majority of the VIE's expected losses or receive a majority of the VIE's expected residual return.

The variable interest entities primarily impacted by FIN 46, which the Company consolidated as of December 31, 2003, relate to structured investments, including a CDO and three secured loan trusts (SLTs), which are both managed and partially owned by AEFA. FIN 46 does not impact the accounting for QSPEs as defined by SFAS No. 140, such as the Company's cardmember lending securitizations, as well as the CDO-related securitization trust established in 2001. That trust contains a majority of the Company's rated CDOs whose retained interest in the trust had a carrying value of $694 million at December 31, 2003, of which $512 million is considered investment grade. In addition, FIN 46 did not impact the

(p.84_axp_notes to consolidated financial statements)

accounting for an additional $28 million in rated CDO tranches or a $27 million minority-owned SLT, both of which are managed by third parties, and also did not impact the accounting for $16 million of CDO residual tranches managed by the Company or $422 million of affordable housing partnerships as the Company is not the primary beneficiary. The Company's maximum exposure to loss as a result of its investment in these entities is represented by the carrying values.

The CDO consolidated as a result of FIN 46 contains debt issued to investors that is non-recourse to the Company and solely supported by a portfolio of high-yield bonds and loans. AEFA manages the portfolio of high-yield bonds and loans for the benefit of CDO debt held by investors and retains an interest in the residual and rated debt tranches of the CDO structure. The SLTs consolidated as a result of FIN 46 provide returns to investors primarily based on the performance of an underlying portfolio of high-yield loans which are managed by AEFA.

The consolidation of FIN 46-related entities resulted in a cumulative effect of accounting change that reduced 2003 net income through a non-cash charge of $13 million ($20 million pretax). The net charge was comprised of a $57 million ($88 million pretax) non-cash charge related to the consolidated CDO offset by a $44 million ($68 million pretax) non-cash gain related to the consolidated SLTs. In addition, the consolidation of these VIEs resulted in the elimination of the Company's investment in the applicable VIEs, which was nil for the CDO and $673 million for the SLTs. The Company consolidated new assets of $1.2 billion ($844 million of cash, $244 million of below investment grade securities classified as Available-for-Sale (including net unrealized appreciation and depreciation), $64 million of derivatives and $15 million of loans and other assets, essentially all of which are restricted), liabilities of $500 million ($325 million of debt and $175 million of other liabilities, both of which are non-recourse to the Company) and $9 million of net unrealized after-tax appreciation on securities classified as Available-for-Sale. Taken together over the lives of the structures through their maturity, the Company's maximum cumulative exposure to pretax loss as a result of its investment in these entities is represented by the carrying values prior to adoption of FIN 46, which were nil and $673 million for the CDO and SLTs, respectively, as well as the $68 million pretax non-cash gain recorded upon consolidation of the SLTs.

The initial charge related to the application of FIN 46 for the CDO and SLTs had no cash flow effect on the Company. Ongoing valuation adjustments specifically related to the application of FIN 46 to the CDO are also non-cash items and will be reflected in the Company's results until their maturity. Subsequent to the December 31, 2003 FIN 46 adoption, these ongoing valuation adjustments, which will be reflected in operating results over the remaining lives of the structure subject to FIN 46 and which will be dependent upon market factors during such time, will result in periodic gains or losses. The Company expects, in the aggregate, such gains or losses related to the CDO, including the December 31, 2003 implementation charge, to reverse themselves over time as the structure matures, because the debt issued to the investors in the CDO is nonrecourse to the Company, and further reductions in the value of the related assets will be absorbed by the third-party investors. To the extent losses are incurred in the SLT portfolio, charges could be incurred which may or may not be reversed.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The Statement amends and clarifies accounting for derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The adoption of this Statement did not have a material impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability; many of those instruments were previously classified as equity. The adoption of this Statement did not have a material impact on the Company's financial statements.

                           (p.85_axp_notes to consolidated financial statements)

In July 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (SOP 03-1). The Company is currently evaluating its impact, which, among other provisions, requires reserves related to guaranteed minimum death benefits included within the majority of variable annuity contracts offered by AEFA. SOP 03-1 is required to be adopted on January 1,2004, and any impact will be recognized as a cumulative effect of change in accounting principle in the Company's first quarter 2004 Consolidated Statement of Income.

In November 2003, the FASB ratified a consensus on the disclosure provisions of Emerging Issues Task Force (EITF) Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The disclosure provisions of this rule, which are addressed in Note 2, require tabular presentation of certain information regarding investment securities with gross unrealized losses.

In December 2003, the FASB issued SFAS No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." This Statement amends the disclosure requirements of SFAS No. 87, "Employers' Accounting for Pensions," No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Statement does not change the recognition and measurement requirements of those Statements. See Note 15 for disclosures regarding the Company's Retirement Plans.

(Note 2) INVESTMENTS

The following is a summary of investments at December 31:

(Millions)                                                       2003      2002
--------------------------------------------------------------------------------
Available-for-Sale, at fair value                              $52,278   $49,102
Investment loans (fair value: 2003, $4,116; 2002, $4,405)        3,794     3,981
Trading                                                            995       555
--------------------------------------------------------------------------------
   Total                                                       $57,067   $53,638
================================================================================

Investment loans are primarily comprised of commercial mortgage loans at AEFA.

Investments classified as Available-for-Sale at December 31 are distributed by type as presented below:

                                                2003                                          2002
---------------------------------------------------------------------------------------------------------------------
                                           Gross        Gross                            Gross        Gross
                                      Unrealized   Unrealized      Fair             Unrealized   Unrealized      Fair
(Millions)                     Cost        Gains       Losses     Value      Cost        Gains       Losses     Value
---------------------------------------------------------------------------------------------------------------------
Corporate debt securities   $20,144     $  883       $(110)     $20,917   $13,129     $  782       $(146)     $13,765
Mortgage and other asset-
   backed securities         16,674        279         (84)      16,869    19,463        653         (15)      20,101
State and municipal
   obligations                7,138        479          (5)       7,612     6,985        510          (2)       7,493
Structured investments(a)     2,828         24         (60)       2,792     3,475         10         (94)       3,391
Foreign government bonds
   and obligations            1,378         60          (3)       1,435     1,153         67          (4)       1,216
U.S. Government and
   agencies obligations       1,150         17          --        1,167       140         14          --          154
Other                         1,474         21          (9)       1,486     2,976         25         (19)       2,982
---------------------------------------------------------------------------------------------------------------------
   Total                    $50,786     $1,763       $(271)     $52,278   $47,321     $2,061       $(280)     $49,102
=====================================================================================================================

(a) Includes unconsolidated CDOs, SLTs and retained subordinated security interests from the Company's cardmember lending securitizations.

(p.86_axp_notes to consolidated financial statements)

The following table provides information about Available-for-Sale investments with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2003:

(Millions)                         Less than 12 months    12 months or more           Total
--------------------------------------------------------------------------------------------------
                                    Fair   Unrealized    Fair   Unrealized      Fair   Unrealized
Description of Securities          Value       Losses   Value       Losses     Value       Losses
--------------------------------------------------------------------------------------------------
Corporate debt securities         $ 4,901     $(102)      $ 90      $ (8)     $ 4,991     $(110)
Mortgage and other asset-backed
   securities                       6,216       (81)        30        (3)       6,246       (84)
State and municipal obligations       223        (5)         2        --          225        (5)
Foreign government bonds and
   obligations                        164        (3)        --        --          164        (3)
U.S. Government and
   agencies obligations                 9        --         --        --            9        --
Other                                  13        (6)        35        (3)          48        (9)
--------------------------------------------------------------------------------------------------
   Total                          $11,526     $(197)      $157      $(14)     $11,683     $(211)
==================================================================================================

Note: Excludes structured investments that are accounted for pursuant to EITF 99-20, and are therefore outside the scope of EITF 03-1. At December 31, 2003, such investments had gross unrealized losses of $60 million.

Approximately 1,176 investment positions were in an unrealized loss position as of December 31, 2003. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates and credit spreads and specific credit events associated with individual issuers. As part of its ongoing monitoring process, management has concluded that none of these securities are other-than-temporarily impaired at December 31, 2003. The Company has the ability and intent to hold these securities for a time sufficient to recover its amortized cost. See the Investments section of Note 1 for information regarding the Company's policy for determining when an investment's decline in value is other-than-temporary.

The following is a distribution of investments classified as Available-for-Sale by maturity as of December 31, 2003:

(Millions)                                                    Cost    Fair Value
--------------------------------------------------------------------------------
Due within 1 year                                           $ 2,840    $ 2,866
Due after 1 year through 5 years                             10,192     10,606
Due after 5 years through 10 years                           13,237     13,741
Due after 10 years                                            7,747      8,107
--------------------------------------------------------------------------------
                                                             34,016     35,320
Mortgage and other asset-backed securities                   16,674     16,869
Equity securities                                                96         89
--------------------------------------------------------------------------------
   Total                                                    $50,786    $52,278
================================================================================

Mortgage and other asset-backed securities primarily include GNMA, FNMA and FHLMC securities at December 31, 2003 and 2002.

The table below includes purchases, sales and maturities of investments classified as Available-for-Sale for the years ended December 31:

(Millions)                                                       2003      2002
--------------------------------------------------------------------------------
Purchases                                                      $29,618   $22,692
Sales                                                          $14,743   $12,321
Maturities                                                     $11,156   $ 6,229
================================================================================

                           (p.87_axp_notes to consolidated financial statements)

Gross realized gains on sales of securities classified as Available-for-Sale, using the specific identification method, were $359 million, $373 million and $322 million for the years ended December 31, 2003, 2002 and 2001, respectively. Gross realized losses on sales were ($148 million), ($171 million) and ($574 million) for the same periods. The Company also recognized losses of ($163 million), ($204 million) and ($428 million) in other-than-temporary impairments on Available-for-Sale securities for the years ended December 31, 2003, 2002 and 2001, respectively. The 2001 losses include the effect of the write down and sale of high-yield securities discussed below.

As previously discussed, FIN 46 required the consolidation of a CDO which included below investment grade corporate debt securities with a fair value of $244 million which are included in the schedules above. These assets are not available for the general use of the Company as they are for the benefit of CDO debt holders as discussed in Note 1.

There were $80 million, $12 million and $16 million of net gains for the years ended December 31, 2003, 2002 and 2001, respectively, related to trading securities held at each balance sheet date.

During the first half of 2001, the Company recognized pretax losses of $1.01 billion ($182 million and $826 million in the first and second quarters, respectively) from the write down and sale of certain high-yield securities. These losses are included in net investment income on the Consolidated Statements of Income. The second quarter pretax charge of $826 million is comprised of: $403 million to recognize the impact of higher default rate assumptions on certain structured investments; $344 million to write down lower-rated securities (most of which were sold in the third quarter of 2001) in connection with the Company's decision to lower its risk profile by reducing the level of its high-yield portfolio, allocating holdings toward stronger credits, and reducing the concentration of exposure to individual companies and industry sectors; and $79 million to write down certain other investments to recognize losses incurred during the second quarter.

Subsequently, during 2001 the Company placed a majority of its rated CDO securities and related accrued interest, as well as a relatively minor amount of other liquid securities (collectively referred to as transferred assets), having an aggregate book value of $905 million, into a securitization trust. In return, the Company received $120 million in cash (excluding transaction expenses) relating to sales to unaffiliated investors and retained interests with allocated book amounts aggregating $785 million. As of December 31, 2003, the retained interests had a carrying value of $694 million, of which $512 million is considered investment grade. The book amount is determined by allocating the previous carrying value of the transferred assets between assets sold and the retained interests based on their relative fair values. Fair values are based on the estimated present value of future cash flows. The retained interests are accounted for in accordance with EITF Issue 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets."

For the year ended December 31, 2001, net investment income was reduced by a $34 million charge ($22 million after-tax) related to the cumulative effect of the adoption of EITF Issue No. 99-20, as of January 1,2001. Before this accounting change, income for the year ended December 31, 2001 was $1.3 billion, basic EPS was $1.01 and diluted EPS was $1.00.

In connection with the spin-off of Lehman Brothers Holdings Inc. (Lehman) in 1994, the Company acquired 928 shares and Nippon Life Insurance Company acquired 72 shares of Lehman's redeemable voting preferred stock for a nominal dollar amount. This security entitled its holders to receive an aggregate annual dividend of 50 percent of Lehman's net income in excess of $400 million for each of eight years ending in May 2002, with a maximum dividend of $50 million in any one year. In both years ended December 31, 2002 and 2001, the Company received a pretax dividend of $46 million on these shares. In the third quarter of 2002, the Company received the final dividend of $23 million under the terms of this security based on earnings from Lehman for the six months ended May 31, 2002.

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

(p.88_axp_notes to consolidated financial statements)

The following  table presents  these  components of other  comprehensive  income
(loss) net of tax:

(Millions, net of tax)                                        2003   2002   2001
--------------------------------------------------------------------------------
Holding (losses) gains                                       $(142)  $769   $ 16
Reclassification for realized (gains) losses                   (31)     1    463
--------------------------------------------------------------------------------
   Increase in net unrealized securities (losses) gains
      recognized in other comprehensive income               $(173)  $770   $479
================================================================================

(Note 3) LOANS
Loans at December 31 consisted of:

(Millions)                                                       2003      2002
--------------------------------------------------------------------------------
Cardmember and consumer loans                                  $30,672   $26,509
Commercial loans:
   Commercial and industrial                                       108       308
   Loans to banks and other institutions                         1,863     1,428
   Mortgage and real estate                                         65        61
Other, principally policyholders' loans                            713       742
--------------------------------------------------------------------------------
                                                                33,421    29,048
Less: Reserves for credit losses                                 1,121     1,226
--------------------------------------------------------------------------------
   Total                                                       $32,300   $27,822
================================================================================

Note: AEFA's investment loans of $3.8 billion and $4.0 billion in 2003 and 2002, respectively, are included in Investment loans and are presented in Note 2.

The following table presents changes in Reserves for Credit Losses related to loans:

(Millions)                                                      2003      2002
--------------------------------------------------------------------------------
Balance, January 1                                            $ 1,226   $   993
Provision for credit losses                                     1,336     1,526
Write-offs                                                     (1,463)   (1,361)
Recoveries of amounts previously written-off                       22        68
--------------------------------------------------------------------------------
Balance, December 31                                          $ 1,121   $ 1,226
================================================================================

(Note 4) SECURITIZED LOANS

The Company, through TRS, securitizes U.S. cardmember loan balances and, in large part, subsequently transfers the interests in those assets' cash flows to third-party investors. These loan balances are comprised of existing balances as of the date of the initial securitization, as well as all future charges on these accounts. The Company accounts for these transactions as sales under SFAS No. 140. The Company continues to service the accounts and receives a fee for doing so; the fair value and carrying amounts of these future servicing fees, net of related costs, are not material. Each new sale of securitized loans results in the removal of the sold assets from the balance sheet, a reduction in a previously established reserve for credit losses and the recognition of the present value of the future net cash flows (i.e., finance charge income less interest paid to investors, credit losses and servicing fees) related to the sold assets. This present value amount represents a retained interest known as an interest-only strip (I/O strip). Cash flows from I/O strips as well as servicing revenue, which is 2 percent of principal, are recorded in net securitization income. For the securitized assets whose interests are not sold, the Company retains the rights to all their related cash flows. Those assets, therefore, are not taken off the balance sheet and are known as seller's interests which are included as loans in the Consolidated Balance Sheets with related income in finance charge revenue. In some instances, the Company, through affiliates, invests in subordinated security interests issued by the securitization trust; these are recorded as Investments classified as Available-for-Sale with related interest income included in net investment income.

                           (p.89_axp_notes to consolidated financial statements)

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

During 2003, 2002 and 2001 the Company sold $3.5 billion, $4.6 billion and $4.3 billion, respectively, of U.S. cardmember loans, or $3.1 billion, $4.2 billion and $3.9 billion, respectively, net of investments in subordinated interests. The pretax gains on these securitizations were $124 million, $136 million and $155 million, respectively. During 2003, 2002 and 2001, $1.0 billion, $2.0 billion and $1.0 billion, respectively, of investor certificates that were previously issued by the securitization trust matured. When investor certificates mature, principal collections received from the Trust assets are used to redeem the certificates. As of December 31, 2003, $17.6 billion of U.S. cardmember loans had been sold, net of investments in subordinated interests of $1.8 billion, for a total amount securitized of $19.4 billion.

The value of retained interests is primarily subject to changes in credit risk, average loan life and interest rates on the transferred financial assets. The Company generally continues to experience shorter average loan lives. Key economic assumptions used in measuring the retained interests resulting from securitizations during 2003 and 2002 were as follows (rates are per annum):

                                                              2003                                 2002
--------------------------------------------------------------------------------------------------------------------
Average loan life (months)                                      5                                 5 - 6
--------------------------------------------------------------------------------------------------------------------
Expected credit losses                                     4.60% - 5.52%                     5.05% - 6.03%
--------------------------------------------------------------------------------------------------------------------
Cash flows from subordinated security interests
   and I/O strips discounted at                            8.3% - 12.0%                      8.3% - 12.0%
--------------------------------------------------------------------------------------------------------------------
Returns to investors
   Variable                                            Contractual spread over           Contractual spread over
                                                  LIBOR ranging from .04% to 1.15%   LIBOR ranging from .04% to 1.05%
   Fixed                                                    1.7% - 7.4%                        5.5% - 7.4%
====================================================================================================================

The following table presents quantitative information about delinquencies, net credit losses and components of securitized cardmember loans at December 31:

                                           Total Principal   Principal Amount of Loans   Net Credit Losses
(Billions)                                 Amount of Loans    30 Days or More Past Due    During the Year
----------------------------------------------------------------------------------------------------------
                                           2003    2002             2003   2002             2003   2002
----------------------------------------------------------------------------------------------------------
Cardmember loans managed                  $43.6   $38.0             $1.3   $1.3             $2.2   $2.2
----------------------------------------------------------------------------------------------------------
Less: Securitized cardmember loans sold    19.5    17.2              0.6    0.6              1.0    1.0
----------------------------------------------------------------------------------------------------------
Cardmember loans on balance sheet         $24.1   $20.8             $0.7   $0.7             $1.2   $1.2
==========================================================================================================

At December 31, 2003, I/O strips were $225 million and were reported as other receivables on the Consolidated Balance Sheets. The key economic assumptions and the sensitivity of the current year's fair value of the I/O strip to immediate 10 percent and 20 percent adverse changes in assumed economics are as follows:

                                                                                        Cash Flows from
                                             Average Loan Life   Expected Credit   Interest-only Strips
(Millions, except rates per annum)                    (months)            Losses          Discounted at   Interest Rates
-------------------------------------------------------------------------------------------------------------------------
Assumption                                           5.1                5.1%                12.0%               2.0%
-------------------------------------------------------------------------------------------------------------------------
Impact on fair value of 10% adverse change         $14.8              $23.6                $ 0.5               $ 0.1
-------------------------------------------------------------------------------------------------------------------------
Impact on fair value of 20% adverse change         $28.6              $47.2                $ 1.1               $ 0.2
=========================================================================================================================

These sensitivities are hypothetical and will be different from what actually occurs in the future. Any change in fair value based on a 10 percent variation in assumptions cannot be extrapolated in part because the relationship of the change in assumption on the fair value of the retained interest is calculated independent from any change in another assumption; in reality, changes in one factor may result in changes in another, which magnify or counteract the sensitivities.

(p.90_axp_notes to consolidated financial statements)

The table below summarizes cash flows received from securitization trusts in:

(Millions)                                                      2003       2002
--------------------------------------------------------------------------------
Proceeds from new securitizations during the period            $ 3,442   $ 4,589
Proceeds from collections reinvested in revolving
   cardmember securitizations                                  $45,907   $36,942
Servicing fees received                                        $   378   $   331
Other cash flows received on retained interests                $ 1,713   $ 1,514
================================================================================

The Company also securitizes equipment lease receivables. At December 31, 2003 and 2002, the amounts sold and outstanding to third-party investors were $138 million and $254 million, respectively. These sales result in a reduction of interest expense and provisions for losses, as well as servicing revenue, all of which are insignificant to the Company's results of operations.

(Note 5) GOODWILL AND OTHER INTANGIBLES

Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which established new accounting and reporting standards for goodwill and other intangible assets. Under the rules, goodwill and other intangible assets deemed to have indefinite lives are not amortized but are instead subject to annual impairment tests. Management completed goodwill impairment tests as of the date of initial adoption, and again during 2002 and 2003. Such tests did not indicate impairment.

As of December 31, 2003 and 2002, the Company held acquired identifiable intangible assets with definite lives of $522 million (net of accumulated amortization of $145 million) and $238 million (net of accumulated amortization of $84 million), respectively. The aggregate amortization expense for these intangible assets during the years ended December 31, 2003, 2002 and 2001 was $56 million, $42 million and $18 million, respectively. During 2003, the Company acquired $312 million of intangible assets primarily related to AEFA's acquisition of Threadneedle Asset Management Holdings LTD and TRS' acquisition of Rosenbluth International. These assets have a weighted average useful life of 14 years. Estimated amortization expense associated with intangible assets for the five years ending December 31, 2008 is as follows (millions): 2004, $77; 2005, $77; 2006, $75; 2007, $73 and 2008, $60.

Net goodwill was approximately $2.1 billion and $1.3 billion at December 31, 2003 and 2002, respectively. At December 31, 2003, this consisted of approximately $1.5 billion at TRS and $0.6 billion at AEFA. At December 31, 2002, the net balance consisted of approximately $1.1 billion at TRS and $0.2 billion at AEFA.

The following table presents the impact to net income and EPS of goodwill amortization for the year ended December 31, 2001:

                                                         Net     Basic   Diluted
(Millions, except per share amounts)                   Income     EPS      EPS
--------------------------------------------------------------------------------
Reported                                               $1,311   $ 0.99    $0.98
Add back: Goodwill amortization (after-tax)                82     0.06     0.06
--------------------------------------------------------------------------------
Adjusted                                               $1,393   $ 1.05    $1.04
================================================================================

(Note 6) SHORT- AND LONG-TERM DEBT AND BORROWING AGREEMENTS

Short-Term Debt

At December 31, 2003 and 2002, the Company's total short-term debt outstanding, defined as debt with original maturities of less than one year, was $19.0 billion and $21.1 billion, respectively, with weighted average interest rates of 1.2% and 1.7%, respectively. At December 31, 2003 and 2002, $7.5 billion and
$8.7 billion, respectively, of short-term debt outstanding was hedged by interest rate swaps. The year-end weighted average interest rates after giving effect to hedges were 2.1% and 2.4% for 2003 and 2002, respectively. The Company generally paid fixed rates of interest under the terms of interest rate swaps. Unused lines of credit to support commercial paper borrowings were approximately $9.2 billion and $10.0 billion at December 31, 2003 and 2002, respectively.

                          (p.91_axp_ notes to consolidated financial statements)

Long-Term Debt

December 31, (Dollars in millions)                                     2003
---------------------------------------------------------------------------------------------------------
                                                                               Year-End
                                                               Year-End       Effective
                                                    Notional     Stated        Interest
                                     Outstanding   Amount of    Rate on       Rate with       Maturity of
                                         Balance       Swaps       Debt(a,b)      Swaps(a,b)        Swaps
---------------------------------------------------------------------------------------------------------
Convertible Debentures
   due December 1, 2033                $ 2,000           --      1.85%             --                --
Senior Global Notes due
   July 15, 2013                           993           --      4.88%             --                --
Fixed Rate Senior Notes due
   May 16, 2008                            998           --      3.00%             --                --
Notes due September 12, 2006             1,002           --      5.50%             --                --
Floating Rate Notes due
   June 15, 2006                         1,000           --      1.43%             --                --
Floating Rate Medium-Term
   Extendible Notes due
   February 14, 2005(c)                  2,000           --      1.20%             --                --
Floating Rate Extendible Notes
   due January 21, 2005(d)               1,000           --      1.17%             --                --
Fixed Rate Medium-Term
   Notes due 2005                          258       $  250      4.25%           1.24%             2005
Floating Rate Medium-Term
   Notes due 2003 - 2006                 5,691        1,300      1.24%           1.76%          Various
Fixed Senior Notes due
   2003 - 2011(e)                        2,712          400      5.91%           4.98%          Various
Floating Senior Notes due
   2003 - 2011(e)                        2,307          207      1.44%           1.83%             2004
Fixed Rate Notes due
   2003 - 2011(e)                          210           --      7.48%             --                --
Floating Rate Notes due
   2003 - 2008                             263          213      5.05%           3.82%          Various
Subordinated Fixed Rate Notes
   due 2003 - 2004                          17           --      7.95%             --                --
Subordinated Floating Rate
   Notes due 2004 - 2006                   203           --      1.71%             --                --
Notes due May 15, 2003                      --           --        --              --                --
Floating Rate Notes due
   September 15, 2003                       --           --        --              --                --
---------------------------------------------------------------------------------------------------------
Total                                  $20,654       $2,370      2.56%
=========================================================================================================

December 31, (Dollars in millions)                                    2002
---------------------------------------------------------------------------------------------------------
                                                                               Year-End
                                                               Year-End       Effective
                                                    Notional     Stated        Interest
                                     Outstanding   Amount of    Rate on       Rate with       Maturity of
                                         Balance       Swaps       Debt(a,b)      Swaps(a,b)        Swaps
---------------------------------------------------------------------------------------------------------
Convertible Debentures
   due December 1, 2033                     --           --        --              --                --
Senior Global Notes due
   July 15, 2013                            --           --        --              --                --
Fixed Rate Senior Notes due
   May 16, 2008                             --           --        --              --                --
Notes due September 12, 2006           $ 1,003           --      5.50%             --                --
Floating Rate Notes due
   June 15, 2006                         1,000           --      1.43%             --                --
Floating Rate Medium-Term
   Extendible Notes due
   February 14, 2005(c)                     --           --        --              --                --
Floating Rate Extendible Notes
   due January 21, 2005(d)                  --           --        --              --                --
Fixed Rate Medium-Term
   Notes due 2005                          261       $  250      4.25%           1.32%             2005
Floating Rate Medium-Term
   Notes due 2003 - 2006                 6,550        6,550      6.50%           5.92%          Various
Fixed Senior Notes due
   2003 - 2011(e)                        2,655          100      5.88%           5.62%             2005
Floating Senior Notes due
   2003 - 2011(e)                        1,840           --      1.53%             --                --
Fixed Rate Notes due
   2003 - 2011(e)                          142           --      6.73%             --                --
Floating Rate Notes due
   2003 - 2008                             551          232      4.10%           2.98%          Various
Subordinated Fixed Rate Notes
   due 2003 - 2004                         153           --      6.90%             --                --
Subordinated Floating Rate
   Notes due 2004 - 2006                   203           --      1.71%             --                --
Notes due May 15, 2003                   1,000           --      5.90%             --                --
Floating Rate Notes due
   September 15, 2003                      950           --      1.53%             --                --
---------------------------------------------------------------------------------------------------------
Total                                  $16,308       $7,132      4.93%
=========================================================================================================

(a) For floating rate debt issuances, the stated and effective interest rates were based on the respective rates at December 31, 2003 and 2002; these rates are not an indication of future interest rates.

(b)  Weighted average rates were determined where appropriate.

(c) These issuances are subject to extension by the holders through March 5, 2008.

(d) These issuances are subject to extension by the holders through June 20, 2008.

(e) As a result of the December 31, 2003 adoption of FIN 46, these balances include a combined $325 million of debt related to a consolidated CDO. This debt is non-recourse to the Company and will be extinguished from the cash flows of the investments held within the portfolio of the CDO.

In November 2003, the Company privately placed $2 billion in Convertible Senior Debentures due 2033 (the Debentures) which are unsecured and unsubordinated obligations of the Company. The Debentures are convertible under certain conditions into shares of the Company's common stock, at a base conversion price of $69.41 or 28.8 million common shares. If at the time of conversion, the stock price exceeds the base conversion price, the holder will receive additional shares based on a formula but in no event will the number of common shares issued exceed 45.5 million.

The Debentures accrue interest at an annual rate of 1.85%, payable semi-annually until December 1, 2006, after which interest will not be paid unless the Company elects to do so in connection with a remarketing of the Debentures. If interest is

(p.92_axp_notes to consolidated financial statements)

not paid, at maturity the holder will receive the accreted principal amount, which will be equal to the original principal amount increased daily at a rate of 1.85% per annum. Unless and until a remarketing reset event occurs, the Company will pay contingent interest under certain circumstances. The contingent interest feature has been bifurcated because it is not clearly and closely related to the host contract. If the average of the closing sale prices of the Company's common stock over the 10 trading-day period ending on the trading day immediately preceding December 1, 2006, 2008, 2013, 2018, 2023 or 2028 is less than the effective conversion price on such day, the Company will no longer pay contingent interest on the Debentures; the Debentures will no longer be convertible into the Company's common stock; and the holders of the Debentures will not have the right to require the Company to repurchase the Debentures under certain circumstances. On this remarketing reset event, the yield on the Debentures will be reset to a date at least six months thereafter. The Company may also elect prior to any remarketing that following such remarketing the Debentures will bear cash interest.

A holder may convert debentures into a number of shares of the Company's common stock equal to the conversion rate under various circumstances, if at any time prior to maturity, the Company's closing stock price for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of any calendar quarter is more than 125% of the base conversion price. Holders may require the Company to purchase for cash a portion of their Debentures on December 1, 2006, 2008, 2013, 2018, 2023 or 2028 at 100% of the accreted principal amount, plus accrued and unpaid interest. While the Company has the ability to settle the principal amount of the conversion rights granted in this convertible debt offering in cash, common stock or a combination, the Company intends to settle the principal amount in cash and to settle the conversion spread (the excess conversion value over the principal) in either cash or stock. The Company can also redeem all or some of the convertible debt securities for cash at any time on or after December 1, 2006 at a price equal to 100% of the accreted principal amount of the Debentures plus accrued interest, if any. If a conversion trigger is met, the Company will reflect the additional shares in diluted EPS using the treasury stock method.

Certain of the above interest rate swaps require the Company to pay a floating rate, with a predominant index of LIBOR.

The Company paid interest (net of amounts capitalized) of $1.7 billion, $1.7 billion and $2.8 billion in 2003, 2002 and 2001, respectively. Debt issuance costs are deferred and amortized over the term of the related instrument or, if the holder has a put option, over the put term if shorter.

Aggregate annual maturities of long-term debt for the five years ending December 31, 2008 are as follows (millions): 2004, $3,452; 2005, $8,509; 2006, $3,627;
2007, $749 and 2008, $998.

Other financial institutions have committed to extend lines of credit to the Company of $11.5 billion and $12.1 billion at December 31, 2003 and 2002, respectively.

(Note 7) CUMULATIVE QUARTERLY INCOME PREFERRED SHARES

In 1998, American Express Company Capital Trust I, a wholly-owned subsidiary of the Company, established as a Delaware statutory business trust (the Trust), completed a public offering of 20 million shares of 7.0% Cumulative Quarterly Income Preferred Shares Series I (QUIPS) (liquidation preference of $25 per share). Proceeds of the issue were invested in Junior Subordinated Debentures (the Subordinated Debentures) issued by the Company due 2028, which represent the sole assets of the Trust. The QUIPS were subject to mandatory redemption upon repayment of the Subordinated Debentures at maturity or their earlier redemption. The Company exercised its option to redeem the Subordinated Debentures, in whole, on July 16, 2003. This resulted in the redemption of all QUIPS.

(Note 8) COMMON AND PREFERRED SHARES

Repurchase authorizations are designed to allow the Company to purchase shares, both to offset the issuance of new shares as part of employee compensation plans and to reduce shares outstanding. In November 2002, the Company's Board of Directors authorized the Company to repurchase up to 120 million additional common shares from time to time as market conditions allow. Since the inception of repurchase programs in September 1994, the Company has repurchased

                           (p.93_axp_notes to consolidated financial statements)

approximately 426.1 million shares pursuant to several authorizations. Included in the total repurchased amount are 39.3 million shares delivered to the Company during the three years ended December 31, 2003 as a result of the prepayments discussed below.

Of the common shares authorized but unissued at December 31, 2003, 187.7 million shares were reserved for issuance for employee stock, employee benefit and dividend reinvestment plans, as well as convertible securities.

In 1999 and 2000, the Company entered into agreements under which a financial institution purchased an aggregate 29.5 million Company common shares at an average purchase price of $50.41 per share. These agreements were entered into to partially offset the Company's exposure to the effect on diluted earnings per share of outstanding in-the-money stock options issued under the Company's stock option program. Each of the agreements provided that upon their termination, the Company was required to deliver an amount equal to the original purchase price for the shares. The Company could elect to settle this amount at any time (i) physically, by paying cash against delivery of the shares held by the financial institution or (ii) on a net cash or net share basis. During the term of the agreements, the Company, on a monthly basis, would either receive from or issue to the financial institution a quantity of shares so that the value of the remaining shares held by the financial institution was equal to the original aggregate purchase price.

The contracts were initially recorded at their fair value within equity on the Company's balance sheet in accordance with EITF Issue 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock." Subsequent activity was recorded in equity as long as the contracts continued to meet the requirements of EITF Issue 00-19. Net settlements under the agreements resulted in the Company issuing 0.4 million shares in both 2003 and 2002. The Company had the right to terminate these agreements at any time upon full settlement. The Company could prepay outstanding amounts at any time prior to the end of the five-year term, and from time to time, could make such prepayments in lieu of, or in addition to, its share repurchase program, which either or together would be expected to have the same effect on outstanding shares as a purchase under the share repurchase program. During 2001 and 2002, the Company elected to prepay $950 million of the aggregate outstanding amount. In 2003, the Company elected to prepay the remaining $535 million of aggregate outstanding amount and terminated the agreements.

(Millions)                                                 2003    2002    2001
--------------------------------------------------------------------------------
Shares outstanding at beginning of year                   1,305   1,331   1,326
Repurchases of common shares:
   Open market/purchases from Incentive Savings Plan        (21)    (16)     (6)
   Prepayments under share purchase agreements              (15)    (17)     (8)
Net settlements pursuant to share purchase agreements        --      --      12
Other, primarily employee benefit plans                      15       7       7
--------------------------------------------------------------------------------
Shares outstanding at end of year                         1,284   1,305   1,331
================================================================================

The Board of Directors is authorized to permit the Company to issue up to 20 million preferred shares without further shareholder approval.

(Note 9) DERIVATIVES AND HEDGING ACTIVITIES

As prescribed by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," derivative instruments that are designated and qualify as hedging instruments are further classified as either a cash flow hedge, a fair value hedge or a hedge of a net investment in a foreign operation, based upon the exposure being hedged.

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

(p.94_axp_notes to consolidated financial statements)

instruments that are designated and qualify as a hedge of a net investment in a foreign operation, the effective portion of the gain or loss on the derivative is reported in other comprehensive income (loss) as part of the cumulative translation adjustment. For derivative instruments not designated as hedging instruments, the gain or loss is recognized currently in earnings.

For the years ended December 31, 2003, 2002 and 2001, there were no significant gains or losses on derivative transactions or portions thereof that were ineffective as hedges, excluded from the assessment of hedge effectiveness or reclassified into earnings as a result of the discontinuance of cash flow hedges.

Cash Flow Hedges

The Company uses interest rate products, primarily swaps, to manage funding costs related to TRS' charge card business, as well as AEFA's investment certificate and fixed premium product business. For its charge card products, TRS uses interest rate swaps to achieve a targeted mix of fixed and floating rate funding. These interest rate swaps are used to protect the Company from the interest rate risk that arises from short-term funding. AEFA uses interest rate products to hedge the risk of rising interest rates on investment certificates which reset at shorter intervals than the average maturity of the investment portfolio. Additionally, AEFA uses interest rate swaptions to hedge the risk of increasing interest rates on forecasted fixed annuity sales.

During 2003, 2002 and 2001, the Company reclassified into earnings pretax losses of $639 million, $572 million and $660 million, respectively. At December 31, 2003, the Company expects to reclassify $718 million of net pretax losses on derivative instruments from accumulated other comprehensive income (loss) to earnings during the next twelve months. These losses will be recognized in earnings during the terms of those derivatives contracts at the same time that the Company realizes the benefits of lower market rates of interest on its funding of charge card and fixed rate lending products.

Currently, the longest period of time over which the Company is hedging exposure to the variability in future cash flows is 15 years and relates to forecasted fixed annuity sales.

In addition, for selected major overseas markets, the Company uses certain foreign currency forward contracts with maturities not exceeding 36 months to offset the effect of changes in foreign currency exchange rates on certain forecasted transactions.

Fair Value Hedges

The Company is exposed to interest rate risk associated with fixed rate debt and uses interest rate swaps to convert certain fixed rate debt to floating rate. The Company also uses interest rate swaps to hedge its firm commitments to transfer, at a fixed rate, receivables to trusts established in connection with its asset securitizations. AEFA is exposed to interest rate risk associated with its fixed rate corporate bond investments. AEFA enters into interest rate swaps to hedge the risk of changing interest rates as investment certificates reset at shorter intervals than the average maturity of the investment portfolio.

Hedges of Net Investment in Foreign Operations

The Company designates foreign currency derivatives as hedges of net investments in certain foreign operations. For these hedges, unrealized gains and losses are recorded in the cumulative translation adjustment account included in other comprehensive income (loss), whereas the related amounts due to or from counterparties are included in other liabilities or other assets. For the year ended December 31, 2003, the amount of losses related to the hedges included in the cumulative translation adjustment was $44 million.

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

                           (p.95_axp_notes to consolidated financial statements)

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

o AEFA consolidated a derivative as a result of adopting FIN 46 as discussed in Note 1. The derivative's value is based on the interest and gains and losses related to a reference portfolio of high-yield loans.

See Note 6 for further information regarding the Company's use of interest rate products related to short- and long-term debt obligations.

(Note 10) GUARANTEES AND OFF-BALANCE SHEET ITEMS

The Company, through its TRS operating segment, provides cardmember protection plans that cover losses associated with purchased products, as well as certain other guarantees in the ordinary course of business that are within the scope of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirement for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN
45). In the hypothetical scenario that all claims occur within one year, the aggregate maximum amount of potential future losses associated with such guarantees would not exceed $82 billion. The total amount of related liability accrued at December 31, 2003 for such programs was $486 million, which management believes to be adequate based on actual experience. The Company has no collateral or other recourse provisions related to these guarantees. Expenses relating to claims under these guarantees were approximately $30 million in 2003.

The Company, through its AEB operating segment, provides various guarantees to its customers in the ordinary course of business that are also within the scope of FIN 45, including financial letters of credit, performance guarantees and financial guarantees, among others. Generally, guarantees range in term from three months to one year. AEB receives a fee related to most of these guarantees, many of which help to facilitate customer cross-border transactions. At December 31, 2003, the Company held $761 million of collateral supporting these guarantees. The following table provides information related to such guarantees as of December 31, 2003:

(Millions)                                Maximum amount
                                         of undiscounted       Amount of related
Type of Guarantee                        future payments   liability at 12/31/03
--------------------------------------------------------------------------------
Financial letters of credit                    $207               $1.1
Performance guarantees                          119                0.4
Financial guarantees                            629                0.5
--------------------------------------------------------------------------------
Total                                          $955               $2.0
================================================================================

Additionally, the Company had $770 million and $1,036 million of loan commitments and other lines of credit at December 31, 2003 and 2002, respectively, as well as $544 million and $474 million of bank standby letters of credit, bank guarantees and bank commercial and other bank letters of credit at December 31, 2003 and 2002, respectively, which were outside the scope of FIN
45. The Company issues commercial and other letters of credit to facilitate the short-term trade-related needs of its banking clients, which typically mature within six months. At December 31, 2003 and 2002, the Company held $114 million and $148 million, respectively, of collateral supporting commercial and other letters of credit.

The Company also has commitments aggregating $156 billion and $126 billion related to its card business in 2003 and 2002, respectively, primarily related to commitments to extend credit to certain cardmembers as part of established lending product agreements. Many of these are not expected to be drawn; therefore, total unused credit available to cardmembers does not represent future cash requirements. The Company's charge card products have no preset spending limit and are not reflected in unused credit available to cardmembers.

In addition, the Company has certain contingent obligations for worldwide business arrangements. These payments relate to contractual agreements with partners entered into as part of the ongoing operation of the TRS business. The contingent obligations under such arrangements were $2.5 billion as of December 31, 2003.

(p.96_axp_notes to consolidated financial statements)

The Company leases certain office facilities and operating equipment under noncancelable and cancelable agreements. Total rental expense amounted to $420 million, $461 million and $491 million in 2003, 2002 and 2001, respectively. At December 31, 2003, the minimum aggregate rental commitment under all noncancelable operating leases (net of subleases) was (millions): 2004, $273; 2005, $238; 2006, $208; 2007, $181; 2008, $147; and thereafter, $1,440.

(Note 11) CONTINGENCIES

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

(Note 12) FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table discloses fair value information for financial instruments. Certain items, such as life insurance obligations, employee benefit obligations, investments accounted for under the equity method and deferred acquisition costs are excluded. The fair values of financial instruments are estimates based upon market conditions and perceived risks at December 31, 2003 and 2002 and require management judgment. These figures may not be indicative of their future fair values. Additionally, management believes the value of excluded assets and liabilities is significant. The fair value of the Company, therefore, cannot be estimated by aggregating the amounts presented.

December 31, (Millions)                             2003                          2002
-------------------------------------------------------------------------------------------------
                                        Carrying Value   Fair Value   Carrying Value   Fair Value
-------------------------------------------------------------------------------------------------
FINANCIAL ASSETS
Assets for which carrying values
   approximate fair values                  $72,953        $72,953        $64,855       $64,855
Investments                                 $57,067        $57,389        $53,638       $54,062
Loans                                       $32,720        $32,690        $28,398       $28,478
=================================================================================================
FINANCIAL LIABILITIES
Liabilities for which carrying values
   approximate fair values                  $57,995        $57,995        $59,600       $59,600
Fixed annuity reserves                      $24,873        $24,113        $21,911       $21,283
Investment certificate reserves             $ 9,191        $ 9,235        $ 8,647       $ 8,673
Long-term debt                              $20,654        $20,918        $16,308       $16,571
Separate account liabilities                $27,316        $26,354        $19,392       $18,539
=================================================================================================

The carrying and fair values of off-balance sheet financial instruments discussed in Note 10 are not material as of December 31, 2003 and 2002. See Note 2 for carrying and fair value information regarding investments. The following methods were used to estimate the fair values of financial assets and financial liabilities.

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

                           (p.97_axp_notes to consolidated financial statements)

For variable rate loans that reprice within a year where there has been no significant change in counterparties' creditworthiness, fair values are based on carrying values.

The fair values of all other loans (including investment loans), except those with significant credit deterioration, are estimated using discounted cash flow analysis, based on current interest rates for loans with similar terms to borrowers of similar credit quality. For loans with significant credit deterioration, fair values are based on estimates of future cash flows discounted at rates commensurate with the risk inherent in the revised cash flow projections, or for collateral dependent loans on collateral values.

Financial Liabilities

Liabilities for which carrying values approximate fair values include customers' deposits, Travelers Cheques outstanding, accounts payable, short-term debt, certain other liabilities and derivative financial instruments.

Fair values of fixed annuities in deferral status are estimated as the accumulated value less applicable surrender charges and loans. For annuities in payout status, fair value is estimated using discounted cash flows, based on current interest rates. The fair value of these reserves excludes life insurance related elements of $1.4 billion in both 2003 and 2002.

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

Fair values of separate account liabilities, after excluding life insurance-related elements of $3.5 billion and $2.6 billion in 2003 and 2002, respectively, are estimated as the accumulated value less applicable surrender charges.

(Note 13) SIGNIFICANT CREDIT CONCENTRATIONS

A credit concentration may exist if customers are involved in similar industries. The Company's customers operate in diverse economic sectors. Therefore, management does not expect any material adverse consequences to the Company's financial position to result from credit concentrations. Certain distinctions between categories require management judgment. The following table represents the Company's maximum credit exposure by industry at December 31, 2003 and 2002:

December 31, (Dollars in millions)                             2003       2002
--------------------------------------------------------------------------------
Financial institutions(a)                                    $ 20,711   $ 16,635
Individuals, including credit and charge cards(b)             216,369    181,534
U.S. Government and agencies(c)                                23,988     29,604
All other                                                      28,759     25,733
--------------------------------------------------------------------------------
   Total                                                     $289,827   $253,506
================================================================================
Composition:
   On-balance sheet                                                46%        49%
   Off-balance sheet                                               54         51
--------------------------------------------------------------------------------
   Total                                                          100%       100%
================================================================================

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

(p.98_axp_ notes to consolidated financial statements)

(Note 14) STOCK PLANS

Under the 1998 Incentive Compensation Plan and previously under the 1989 Long-Term Incentive Plan (the Plans), awards may be granted to officers, other key employees and other key individuals who perform services for the Company and its participating subsidiaries. These awards may be in the form of stock options, stock appreciation rights, restricted stock, performance grants and similar awards designed to meet the requirements of non-U.S. jurisdictions. The Company also has options outstanding pursuant to a Directors' Stock Option Plan. Under these plans, there were a total of 78 million, 85 million and 48 million common shares available for grant at December 31, 2003, 2002 and 2001, respectively. Each option has an exercise price equal to the market price of the Company's common stock on the date of grant and with a term of no more than 10 years. Options granted in 2003 generally vest ratably at 25 percent per year beginning with the first anniversary of the grant date. Options granted prior to 1999 and in 2002 generally vest ratably at 33 1/3 percent per year beginning with the first anniversary of the grant date. Options granted in 1999, 2000 and 2001 generally vest ratably at 33 1/3 percent per year beginning with the second anniversary of the grant date. The Company also sponsors the American Express Incentive Savings Plan, under which purchases of the Company's common shares are made by or on behalf of participating U.S. employees.

In 1998, the Compensation and Benefits Committee (CBC) adopted a restoration stock option program. In July 2003, the CBC approved the discontinuance of the restoration feature for new stock options granted on or after January 1, 2004. This program provides that employees who exercise options that have been outstanding at least five years by surrendering previously owned shares as payment will automatically receive a new (restoration) stock option with an exercise price equal to the market price on the date of exercise. The size of the restoration option is equal to the number of shares surrendered plus any shares surrendered or withheld to satisfy the employees' income tax requirements. The term of the restoration option, which is exercisable six months after grant, is equal to the remaining life of the original option.

The fair  value  of each  option  is  estimated  on the  date of  grant  using a
Black-Scholes   option-pricing   model  with  the  following   weighted  average
assumptions used for grants in 2003, 2002 and 2001:

                                              2003        2002        2001
--------------------------------------------------------------------------------
Dividend yield                                1.0%        0.9%        0.8%
Expected volatility                            34%         33%         31%
Risk-free interest  rate                      2.9%        4.3%        4.9%
Expected life of stock option                 4.5 years   4.5 years   5.0 years
================================================================================

The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated increases. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The weighted average fair value per option was $10.08, $11.68 and $14.69 for options granted during 2003, 2002 and 2001, respectively.

A summary of the status of the Company's stock option plans as of December 31 and changes during each of the years then ended is presented below:

(Shares in thousands)                          2003                       2002                       2001
-------------------------------------------------------------------------------------------------------------------
                                                     Weighted                   Weighted                   Weighted
                                                      Average                    Average                    Average
                                      Shares   Exercise Price    Shares   Exercise Price    Shares   Exercise Price
-------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year     166,232       $37.54       146,069       $37.42       114,460       $34.23
Granted                               12,933       $35.01        40,430       $36.59        42,883       $44.21
Exercised                            (13,943)      $29.61        (7,934)      $24.98        (5,649)      $20.83
Forfeited/Expired                     (9,389)      $40.43       (12,333)      $40.93        (5,625)      $40.64
-------------------------------------------------------------------------------------------------------------------
Outstanding at end of year           155,833       $37.92       166,232       $37.54       146,069       $37.42
-------------------------------------------------------------------------------------------------------------------
Options exercisable at end of year    88,263       $36.58        61,903       $32.86        49,428       $29.08
===================================================================================================================

                           (p.99_axp_notes to consolidated financial statements)

The following table summarizes information about the stock options outstanding at December 31, 2003:

(Shares in thousands)                    Options Outstanding                     Options Exercisable
---------------------------------------------------------------------------------------------------------
                                                 Weighted
                                                  Average         Weighted                       Weighted
                                Number          Remaining          Average        Number          Average
Range of Exercise Prices   Outstanding   Contractual Life   Exercise Price   Exercisable   Exercise Price
---------------------------------------------------------------------------------------------------------
$ 8.26-$29.99                 22,710            3.2             $24.79          21,444         $24.50
$30.00-$35.99                 29,371            6.6             $34.56          18,518         $35.23
$36.00-$42.99                 39,357            7.7             $37.13          14,858         $37.66
$43.00-$43.99                 26,804            6.1             $43.66          18,445         $43.66
$44.00-$61.44                 37,591            6.7             $45.19          14,998         $45.72
---------------------------------------------------------------------------------------------------------
$ 8.26-$61.44                155,833            6.3             $37.92          88,263         $36.58
=========================================================================================================

The Company granted 5.3 million, 0.3 million and 3.0 million restricted stock awards (RSAs) with a weighted average grant date value of $33.88, $35.97 and $35.48 per share for 2003, 2002 and 2001, respectively. RSAs granted in 2003 generally vest ratably at 25 percent per year beginning with the first anniversary of the grant date. RSAs granted prior to 2003 generally vest four years from date of grant. The compensation cost charged against income for the Company's RSAs was $85 million, $40 million and $36 million for 2003, 2002 and 2001, respectively.

(Note 15) RETIREMENT PLANS

Pension Plans

The Company sponsors the American Express Retirement Plan (the Plan), a noncontributory defined benefit plan which is a qualified plan under the Employee Retirement Income Security Act of 1974, as amended (ERISA), under which the cost of retirement benefits for eligible employees in the United States is measured by length of service, compensation and other factors and is currently being funded through a trust. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by ERISA. Employees' accrued benefits are based on recordkeeping account balances, which are maintained for each individual. Each pay period these balances are credited with an amount equal to a percentage, determined by an employee's age plus service, of compensation as defined by the Plan (which includes, but is not limited to, base pay, certain incentive pay and commissions, shift differential, overtime and transition pay). Employees' balances are also credited daily with a fixed rate of interest that is updated each January 1 and is based on the average of the daily five-year U.S. Treasury Note yields for the previous October 1 through November 30. Employees have the option to receive annuity payments or a lump sum payout at vested termination or retirement.

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

The Company measures the obligations and related asset values for its pension and other postretirement benefit plans as of September 30th.

(p.100_axp_notes to consolidated financial statements)

The components of the net pension cost for all defined benefit plans accounted for under SFAS No. 87, "Employers' Accounting for Pensions," are as follows:

(Millions)                                     2003          2002          2001
--------------------------------------------------------------------------------
Service cost                                  $ 115         $ 106         $ 102
Interest cost                                   118           112           106
Expected return on plan assets                 (146)         (127)         (122)
Amortization of:
   Prior service cost                            (8)           (9)          (10)
   Transition obligation                         (2)           (1)           (1)
Recognized net actuarial loss (gain)             18             6            (1)
Settlement/curtailment loss (gain)               10            12            (1)
--------------------------------------------------------------------------------
Net periodic pension benefit cost             $ 105         $  99         $  73
================================================================================

The following tables provide a reconciliation of the changes in the plans' benefit obligation and fair value of assets for all plans accounted for under SFAS No. 87:

RECONCILIATION OF CHANGE IN BENEFIT OBLIGATION
(Millions)                                             2003               2002
--------------------------------------------------------------------------------
Benefit obligation, October 1 prior year              $1,845             $1,541
Service cost                                             115                106
Interest cost                                            118                112
Benefits paid                                            (53)               (52)
Actuarial loss                                            72                141
Plan amendment                                            25                 --
Settlements/curtailments                                 (77)               (66)
Foreign currency exchange rate changes                    88                 63
--------------------------------------------------------------------------------
Benefit obligation at September 30,                   $2,133             $1,845
================================================================================

RECONCILIATION OF CHANGE IN FAIR VALUE OF PLAN ASSETS
(Millions)                                              2003              2002
--------------------------------------------------------------------------------
Fair value of plan assets, October 1 prior year        $1,352            $1,190
Actual gain (loss) on plan assets                         241               (78)
Employer contributions                                    398               306
Benefits paid                                             (53)              (52)
Settlements/curtailments                                  (75)              (65)
Foreign currency exchange rate changes                     81                51
--------------------------------------------------------------------------------
Fair value of plan assets at September 30,             $1,944            $1,352
================================================================================

The following table reconciles the plans' funded status to the amounts recognized on the Consolidated Balance Sheets:

FUNDED STATUS
(Millions)                                               2003              2002
--------------------------------------------------------------------------------
Funded status at September 30,                          $(189)            $(493)
Unrecognized net actuarial loss                           553               563
Unrecognized prior service cost                             4               (28)
Unrecognized net transition obligation                      1                --
Fourth quarter contributions                                7                 6
--------------------------------------------------------------------------------
Net amount recognized at December 31,                   $ 376             $  48
================================================================================

                         (p.101_axp_ notes to consolidated financial statements)


The following table provides the amounts recognized on the Consolidated Balance Sheets as of December 31:

(Millions)                                              2003               2002
--------------------------------------------------------------------------------
Accrued benefit liability                              $(218)             $(429)
Prepaid benefit cost                                     570                400
Intangible asset                                           1                  1
Minimum pension liability adjustment                      23                 76
--------------------------------------------------------------------------------
Net amount recognized at December 31,                  $ 376              $  48
================================================================================

The accumulated benefit obligation for all retirement plans as of September 30, 2003 and 2002 was $2.0 billion and $1.7 billion, respectively. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $247 million, $222 million and $12 million, respectively, as of December 31, 2003, and $1.2 billion, $1.1 billion and $0.7 billion, respectively, as of December 31, 2002. In 2003, the Company made a $350 million contribution to the Plan such that at the measurement date the fair market value of the plan assets exceeded the accumulated benefit obligation.

The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10 percent of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The weighted average assumptions used to determine benefit obligations were:

                                                         2003               2002
--------------------------------------------------------------------------------
Discount rates                                           5.7%               6.2%
Rates of increase in compensation levels                 4.0%               4.0%
================================================================================

The weighted average assumptions used to determine net periodic benefit cost were:

                                                      2003       2002       2001
--------------------------------------------------------------------------------
Discount rates                                        6.2%       7.0%       7.4%
Rates of increase in compensation levels              4.0%       4.2%       4.4%
Expected long-term rates of return on assets(a)       8.1%       9.3%       9.5%
================================================================================

(a) At the September 30, 2003 measurement date, the Company reduced the weighted average return on assets actuarial assumption to be used in calculating the 2004 expense to 7.9%.

For 2003, the Company assumed a long-term rate of return on assets of 8.1%. In developing the 8.1% expected long-term rate assumption, management evaluated input from an external consulting firm, including their projection of asset class return expectations, and long-term inflation assumptions. The Company also considered the historical returns on the plan assets.

The asset allocation for the Company's pension plans at September 30, 2003 and 2002, and the target allocation for 2004, by asset category, are below. Actual allocations will generally be within 5 percent of these targets.

                                         Target
                                     Allocation     Percentage of Plan assets at
--------------------------------------------------------------------------------
                                        2004               2003       2002
--------------------------------------------------------------------------------
Equity securities                        70%                66%        72%
Debt securities                          26%                26%        22%
Real estate/Other                         4%                 8%         6%
--------------------------------------------------------------------------------
Total                                   100%               100%       100%
================================================================================

(p.102_axp_notes to consolidated financial statements)

The Company invests in a diversified portfolio to ensure that adverse or unexpected results from a security class will not have a detrimental impact on the entire portfolio. Diversification is interpreted to include diversification by asset type, performance and risk characteristics and number of investments. Asset classes and ranges considered appropriate for investment of the plans assets are determined by each plan's investment committee. The asset classes include U.S. and non-U.S. equities, emerging market equities, U.S. and non-U.S. investment grade and high-yield bonds and real estate.

The Company's retirement plans expect to make benefit payments to retirees as follows (millions): 2004, $135; 2005, $139; 2006, $145; 2007, $151; 2008, $156;
and 2009-2013, $890. In addition, the Company expects to contribute $58 million to its pension plans in 2004.

The Company sponsors defined contribution retirement plans, the principal plan being a 401(k) savings plan with a profit sharing and stock bonus plan feature which covers most employees in the United States. The defined contribution plan expense was $145 million, $131 million and $86 million in 2003, 2002 and 2001, respectively.

Other Postretirement Benefits

The Company sponsors postretirement benefit plans that provide health care, life insurance and other postretirement benefits to retired U.S. employees. Net periodic postretirement benefit expenses were $42 million, $38 million and $25 million in 2003, 2002 and 2001, respectively. The liabilities recognized on the Consolidated Balance Sheets for the Company's defined postretirement benefit plans (other than pension plans) at December 31, 2003 and 2002 were $234 million and $223 million, respectively.

On December 8, 2003, the Medicare Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law which expands Medicare to include an outpatient drug benefit beginning in 2006. The Act's Prescription Drug subsidy provided to plan sponsors will likely result in a financial benefit to the Company. The bill was signed into law subsequent to the Company's measurement valuation date of September 30, 2003; therefore, the expense and liability amounts shown in this disclosure do not reflect the potential effect of this Act. The Company is currently evaluating the impacts of the Act on its postretirement health care plan.

(Note 16) INCOME TAXES

The provisions (benefits) for income taxes were as follows:

(Millions)                                                 2003     2002   2001
--------------------------------------------------------------------------------
Federal                                                  $  844   $  725   $(36)
State and local                                             142       81     59
Foreign                                                     261      250    262
--------------------------------------------------------------------------------
   Total                                                 $1,247   $1,056   $285
================================================================================

Accumulated net earnings of certain foreign subsidiaries, which totaled $2.9 billion at December 31, 2003, are intended to be permanently reinvested outside the United States. Accordingly, federal taxes, which would have aggregated $450 million, have not been provided on those earnings.

The current and deferred components of the provision (benefit) for income taxes were as follows:

(Millions)                                                2003     2002   2001
--------------------------------------------------------------------------------
Current                                                 $  860   $  903   $ 765
Deferred                                                   387      153    (480)
--------------------------------------------------------------------------------
   Total                                                $1,247   $1,056   $ 285
================================================================================

                          (p.103_axp_notes to consolidated financial statements)

The Company's net deferred tax assets at December 31 were as follows:

(Millions)                                                         2003     2002
--------------------------------------------------------------------------------
Deferred tax assets                                              $4,497   $4,486
Deferred tax liabilities                                          3,419    2,952
--------------------------------------------------------------------------------
Net deferred tax assets                                          $1,078   $1,534
================================================================================

Deferred tax assets for 2003 and 2002 are primarily related to reserves not yet deducted for tax purposes of $2.9 billion and $2.8 billion, respectively;
deferred cardmember fees of $290 million and $287 million, respectively; deferred compensation of $255 million and $337 million, respectively; and deferred taxes related to net unrealized derivatives losses of $229 million and $289 million, respectively. Deferred tax liabilities for 2003 and 2002 are mainly related to deferred acquisition costs of $1.1 billion and $1.1 billion, respectively; depreciation and amortization of $801 million and $586 million, respectively; deferred taxes related to net unrealized securities gains of $501 million and $592 million, respectively; deferred taxes related to asset securitizations of $308 million and $233 million, respectively; and deferred taxes related to deferred revenue of $210 million and $100 million, respectively.

The principal reasons that the aggregate income tax provision is different from that computed by using the U.S. statutory rate of 35% are as follows:

(Millions)                                                  2003     2002   2001
----------------------------------------------------------------------------------
Combined tax at U.S. statutory rate                       $1,486   $1,304   $ 559
Changes in taxes resulting from:
   Tax-preferred investments, including municipal bonds     (240)    (237)   (247)
   Tax-exempt element of dividend income                     (51)     (34)    (27)
   Foreign income taxed at rates other than
      U.S. statutory rate                                    (54)     (34)    (27)
   State and local income taxes                               92       52      38
   All other                                                  14        5     (11)
----------------------------------------------------------------------------------
Income tax provision                                      $1,247   $1,056   $ 285
==================================================================================

Net income taxes paid by the Company during 2003, 2002 and 2001 were $1.2 billion, $0.9 billion and $0.5 billion, respectively, and include estimated tax payments and cash settlements relating to prior tax years.

The items comprising comprehensive income in the Consolidated Statements of Shareholders' Equity are presented net of income tax provision (benefit). The changes in net unrealized securities gains are presented net of tax (benefit) provision of ($91 million), $415 million and $258 million for 2003, 2002 and 2001, respectively. The changes in net unrealized losses on derivatives are presented net of tax provision (benefit) of $60 million, ($130 million) and ($159 million) for 2003, 2002 and 2001, respectively. Foreign currency translation adjustments are presented net of tax (benefit) of ($5 million), ($14 million) and ($21 million) for 2003, 2002 and 2001, respectively. Minimum pension liability adjustment is presented net of tax provision (benefit) of $18 million, $29 million and ($55 million) for 2003, 2002 and 2001, respectively.

(p.104_axp_notes to consolidated financial statements)

(Note 17) EARNINGS PER COMMON SHARE

Basic EPS is computed using the average actual shares outstanding during the period. Diluted EPS is basic EPS adjusted for the dilutive effect of stock options, RSAs and other financial instruments that may be converted into common shares. The basic and diluted EPS computations are as follows:

(Millions, except per share amounts)                                  2003     2002    2001
--------------------------------------------------------------------------------------------
Numerator:
   Income before accounting change                                  $3,000   $2,671   $1,311
   Cumulative effect of accounting change, net of tax                  (13)      --       --
--------------------------------------------------------------------------------------------
   Net income                                                       $2,987   $2,671   $1,311
============================================================================================
Denominator:
   Basic: Weighted-average shares outstanding during the period      1,284    1,320    1,324
   Add: Dilutive effect of stock options, restricted stock awards
      and other dilutive securities                                     14       10       12
--------------------------------------------------------------------------------------------
   Diluted                                                           1,298    1,330    1,336
============================================================================================
Basic EPS:
   Income before accounting change                                  $ 2.34   $ 2.02   $ 0.99
   Cumulative effect of accounting change, net of tax                (0.01)      --       --
--------------------------------------------------------------------------------------------
   Net income                                                       $ 2.33   $ 2.02   $ 0.99
============================================================================================
Diluted EPS:
   Income before accounting change                                  $ 2.31   $ 2.01   $ 0.98
   Cumulative effect of accounting change, net of tax                (0.01)      --       --
--------------------------------------------------------------------------------------------
   Net income                                                       $ 2.30   $ 2.01   $ 0.98
============================================================================================

Stock options having an exercise price greater than the average market price of the Company's common shares for each period presented are excluded from the computation of EPS because the effect would be antidilutive. The number of these excluded stock options for the years ended December 31, 2003, 2002 and 2001 was 65 million, 101 million and 72 million, respectively. The convertible debentures issued in November 2003 have been excluded from the computation of EPS because none of the criteria by which this instrument becomes convertible has been attained.

(Note 18) OPERATING SEGMENTS AND GEOGRAPHIC OPERATIONS

Operating Segments

The Company is principally engaged in providing travel-related, financial advisory and international banking services throughout the world. TRS' products and services include, among others, charge cards, cardmember lending products, Travelers Cheques, and corporate and consumer travel services. AEFA's services and products include financial planning and advice, investment advisory services and a variety of products, including insurance and annuities, investment certificates and mutual funds. AEB's products and services include providing private, financial institution and corporate banking; personal financial services and global trading. The Company operates on a global basis, although the principal market for financial advisory services is the United States.

The following table presents certain information regarding these operating segments, based on management's evaluation and internal reporting structure, at December 31, 2003, 2002 and 2001 and for each of the years then ended. The segment results have been affected by charges discussed in Notes 19 and 20. For certain income statement items that are affected by asset securitizations at TRS, data are provided on both a managed basis, which excludes the effect of securitizations, as well as on a GAAP basis. Pretax income and net income are the same under both a GAAP and managed basis. See Note 4 for further information regarding the effect of securitizations on the financial statements. In addition, net revenues (managed basis) are presented net of provisions for losses and benefits for annuities, insurance and investment certificate products of AEFA which are essentially spread businesses.

                          (p.105_axp_notes to consolidated financial statements)

                                                      American
                                            Travel     Express   American                Adjustments
                                           Related   Financial    Express   Corporate            and
(Millions)                                Services    Advisors       Bank   and Other   Eliminations   Consolidated
-------------------------------------------------------------------------------------------------------------------
2003

Revenues (GAAP basis)                      $19,189    $ 6,172     $   801    $   104      $   (400)      $ 25,866
Net revenues (managed basis)                20,132      4,050         801        104          (400)        24,687
Net investment income                          472      2,279         349        101          (138)         3,063
Cardmember lending net finance
   charge revenue:
     GAAP basis                              2,042         --          --         --            --          2,042
     Managed basis                           3,942         --          --         --            --          3,942
Interest expense:
     GAAP basis                                786         45          --        214          (140)           905
     Managed basis                             786         45          --        214          (140)           905
Pretax income (loss) before
   accounting change                         3,571        859         151       (334)           --          4,247
Income tax provision (benefit)               1,141        177          49       (120)           --          1,247
-------------------------------------------------------------------------------------------------------------------
Income (loss) before accounting change       2,430        682         102       (214)           --          3,000
Cumulative effect of accounting change,
   net of tax(a)                                --        (13)         --         --            --            (13)
-------------------------------------------------------------------------------------------------------------------
Net income (loss)(a)                         2,430        669         102       (214)           --          2,987
-------------------------------------------------------------------------------------------------------------------
Assets                                     $79,282    $84,569     $14,232    $19,129      $(22,211)      $175,001
===================================================================================================================
2002

Revenues (GAAP basis)                      $17,721    $ 5,617     $   745    $    99      $   (375)      $ 23,807
Net revenues (managed basis)                18,669      3,663         745         99          (375)        22,801
Net investment income                          598      2,058         360         99          (124)         2,991
Cardmember lending net finance
   charge revenue:
     GAAP basis                              1,828         --          --         --            --          1,828
     Managed basis                           3,654         --          --         --            --          3,654
Interest expense:
     GAAP basis                              1,001         32          --        175          (126)         1,082
     Managed basis                             987         32          --        175          (126)         1,068
Pretax income (loss)                         3,080        865         121       (339)           --          3,727
Income tax provision (benefit)                 945        233          41       (163)           --          1,056
-------------------------------------------------------------------------------------------------------------------
Net income (loss)                            2,135        632          80       (176)           --          2,671
-------------------------------------------------------------------------------------------------------------------
Assets                                     $72,205    $73,724     $13,234    $17,014      $(18,924)      $157,253
===================================================================================================================
2001

Revenues (GAAP basis)                      $17,359    $ 4,791     $   649    $   123      $   (340)      $ 22,582
Net revenues (managed basis)                18,102      2,825         649        123          (340)        21,359
Net investment income                          710      1,162         302        123          (160)         2,137
Cardmember lending net finance
   charge revenue:
     GAAP basis                              1,704         --          --         --            --          1,704
     Managed basis                           3,138         --          --         --            --          3,138
Interest expense:
     GAAP basis                              1,454         26          --        182          (161)         1,501
     Managed basis                           1,487         26          --        182          (161)         1,534
Pretax income (loss)                         1,979        (24)        (14)      (345)           --          1,596
Income tax provision (benefit)                 520        (76)         (1)      (158)           --            285
-------------------------------------------------------------------------------------------------------------------
Net income (loss)(b)                         1,459         52         (13)      (187)           --          1,311
-------------------------------------------------------------------------------------------------------------------
Assets                                     $69,384    $71,471     $11,878    $15,726      $(17,359)      $151,100
===================================================================================================================

(a) Results for 2003 reflect a $20 million non-cash pretax charge ($13 million after-tax) related to the December 31, 2003 adoption of FIN 46, as revised.

(b) 2001 results include three significant items: (1) a charge at AEFA of $1.01 billion pretax ($669 million after-tax) reflecting losses associated with high-yield securities recorded during the first half of 2001; (2) consolidated restructuring charges of $631 million pretax ($411 million after-tax); and (3) the consolidated one-time adverse impact from the September 11th terrorist attacks of $98 million pretax ($65 million after-tax).

(p.106_axp_notes to consolidated financial statements)

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

Geographic Operations

The following table presents the Company's revenues and pretax income in different geographic regions:

                                                                         Adjustments
                           United                                                and
(Millions)                 States   Europe   Asia/Pacific   All Other   Eliminations   Consolidated
---------------------------------------------------------------------------------------------------
2003

Revenues                  $20,859   $2,303      $1,992        $1,852      $(1,140)        $25,866
Pretax income before
   accounting change(a)   $ 3,385   $  396      $  216        $  250           --         $ 4,247
---------------------------------------------------------------------------------------------------
2002

Revenues                  $19,286   $1,943      $1,685        $1,586      $  (693)        $23,807
Pretax income             $ 2,983   $  310      $  181        $  253           --         $ 3,727
---------------------------------------------------------------------------------------------------
2001

Revenues                  $17,522   $2,556      $1,523        $1,667      $  (686)        $22,582
Pretax income             $ 1,177   $  101      $  159        $  159           --         $ 1,596
===================================================================================================

(a) 2003 results reflect a $20 million non-cash pretax charge ($13 million after-tax) related to the December 31, 2003 adoption of FIN 46, as revised.

Net foreign currency transaction (losses) gains amounted to ($183 million), ($77 million) and $16 million in 2003, 2002 and 2001, respectively.

Most services of the Company are provided on an integrated worldwide basis. Therefore, it is not practicable to separate precisely the U.S. and international services. Accordingly, the data in the above table are, in part, based upon internal allocations, which necessarily involve management's judgment.

(Note 19) RESTRUCTURING CHARGES

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

During the year ended December 31, 2002, the Company adjusted the prior year's aggregate restructuring charge liability by taking back into income a net pretax amount of $31 million ($20 million after-tax). This was comprised of the reversal of severance and related benefits of $62 million, primarily caused by voluntary attrition or redeployment into open jobs of approximately 4,100 employees whose jobs were eliminated, partially offset by additional net exit costs of $31 million. These net exit costs included $46 million of additional costs relating to certain domestic and international office facilities, a $20 million reduction primarily due to revisions to plans relating to certain travel office locations and a $5 million additional charge for write-offs of building and related costs in facilities affected by the restructuring plan.

During the second half of 2002, the Company recorded new restructuring charges of $19 million ($12 million after-tax) at TRS and, due to additional reviews of operations, $5 million ($3 million after-tax) at AEB. The TRS charge consists of $14 million of severance, relating to the elimination of approximately 500 jobs, and $5 million of other costs primarily

                          (p.107_axp_notes to consolidated financial statements)

related to the relocation of certain international operations. AEB's $5 million charge consisted of $3 million of severance costs and $2 million of other costs.

As of December 31, 2003, other liabilities include $57 million for the expected future cash outlays related to aggregate restructuring charges recorded. In addition to employee attrition or redeployment, approximately 10,000 employees have been terminated since the inception of the restructuring plans in 2001. The following table summarizes by category the Company's restructuring charges, cash payments, balance sheet charge-offs, liability reductions and resulting liability balance as of December 31, 2001, 2002 and 2003:

(Millions)                                          Severance    Other    Total
--------------------------------------------------------------------------------
Restructuring charges                               $ 369       $ 262     $ 631
Cash paid                                             (37)        (14)      (51)
Balance sheet charge-offs                              --        (120)     (120)
--------------------------------------------------------------------------------
Liability balance at December 31, 2001                332         128       460
--------------------------------------------------------------------------------
Cash paid                                            (226)        (65)     (291)
Balance sheet charge-offs                              --         (10)      (10)
Net adjustments due to revisions to 2001 plans        (62)         31       (31)
Additional charges                                     17           7        24
--------------------------------------------------------------------------------
Liability balance at December 31, 2002                 61          91       152
--------------------------------------------------------------------------------
Cash paid                                             (60)        (33)      (93)
Net adjustments due to revisions to 2002 plans         (1)         (1)       (2)
--------------------------------------------------------------------------------
Liability balance at December 31, 2003              $  --       $  57     $  57
================================================================================

(Note 20) DISASTER RECOVERY CHARGE

As a result of the terrorist attacks on September 11, 2001, the Company incurred a $90 million ($59 million after-tax) disaster recovery charge. This charge mainly included provisions for credit exposures to travel industry service establishments and insurance claims. $79 million of the pretax charge was incurred by TRS, while $11 million was incurred by AEFA. In addition to the pretax charge, the Company waived approximately $8 million of finance charges and late fees. During 2002, $7 million ($4 million after-tax) of the original AEFA charge was reversed due to lower than anticipated insured loss claims.

As of December 31, 2003, the Company has incurred costs of approximately $239 million related to the terrorist attacks of September 11th, which are expected to be substantially covered by insurance and, consequently, did not impact results. These include the cost of duplicate facilities and equipment associated with the relocation of the Company's offices in lower Manhattan and certain other business recovery expenses.

(Note 21) TRANSFER OF FUNDS FROM SUBSIDIARIES

Restrictions on the transfer of funds exist under debt agreements and regulatory requirements of certain of the Company's subsidiaries. These restrictions have not had any effect on the Company's shareholder dividend policy and management does not anticipate any effect in the future.

At December 31, 2003, the aggregate amount of net assets of subsidiaries that may be transferred to the Parent Company was approximately $11.8 billion. Should specific additional needs arise, procedures exist to permit immediate transfer of short-term funds between the Company and its subsidiaries, while complying with the various contractual and regulatory constraints on the internal transfer of funds.

(p.108_axp_notes to consolidated financial statements)

(Note 22) QUARTERLY FINANCIAL DATA (Unaudited)

(Millions, except per share amounts)                  2003                                2002
------------------------------------------------------------------------------------------------------------
Quarters Ended                          12/31    9/30     6/30     3/31     12/31    9/30     6/30     3/31
------------------------------------------------------------------------------------------------------------
Revenues                               $7,068   $6,419   $6,356   $6,023   $6,196   $5,907   $5,945   $5,759
Pretax income before
   accounting change                    1,090    1,064    1,097      996      949      959      961      858
Net income(a)                             763      770      762      692      683      687      683      618
Earnings per common share:(a)
   Income before accounting change:
         Basic                           0.61     0.60     0.59     0.53     0.52     0.52     0.52     0.47
         Diluted                         0.60     0.59     0.59     0.53     0.52     0.52     0.51     0.46
   Net income:
         Basic                           0.60     0.60     0.59     0.53     0.52     0.52     0.52     0.47
         Diluted                         0.59     0.59     0.59     0.53     0.52     0.52     0.51     0.46
Cash dividends declared per
   common share                          0.10     0.10     0.10     0.08     0.08     0.08     0.08     0.08
Common share price:
   High                                 49.11    47.45    44.84    38.95    39.84    38.47    44.91    42.70
   Low                                  43.53    41.04    32.86    30.90    26.55    26.92    34.53    32.52
============================================================================================================

(a) Fourth quarter 2003 results reflect a $20 million non-cash pretax charge ($13 million after-tax) related to the December 31, 2003 adoption of FIN 46, as revised.

(p.110_axp_report of independent auditors)

Report of Ernst & Young LLP Independent Auditors

The Shareholders and Board of Directors of American Express Company

We have audited the accompanying consolidated balance sheets of American Express Company as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the management of American Express Company. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Express Company at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in 2003 the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities," and the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," prospectively for all stock options granted after December 31, 2002. Additionally, as discussed in Note 5 to the consolidated financial statements, in 2002 the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets."


/s/ Ernst & Young LLP
New York, New York
January 26, 2004

           (p.111_axp_consolidated five-year summary of selected financial data)

Consolidated Five-Year Summary of Selected Financial Data

(Millions, except per share amounts and percentages)     2003       2002       2001       2000       1999
-----------------------------------------------------------------------------------------------------------
Operating Results
Revenues                                               $ 25,866   $ 23,807   $ 22,582   $ 23,675   $ 21,278
Percent increase (decrease)                                   9%         5%        (5)%       11%        11%
Expenses                                                 21,619     20,080     20,986     19,767     17,840
Income before accounting change                           3,000      2,671      1,311      2,810      2,475
Net income(a)                                             2,987      2,671      1,311      2,810      2,475
Return on average shareholders' equity(b)                  20.6%      20.2%      10.8%      26.3%      25.2%
-----------------------------------------------------------------------------------------------------------
Balance Sheet
Cash and cash equivalents                              $  5,726   $ 10,288   $  7,222   $  8,487   $  7,471
Accounts receivable and accrued interest, net            31,269     29,087     29,498     30,543     26,467
Investments                                              57,067     53,638     46,488     43,747     43,052
Loans, net                                               32,300     27,822     26,440     26,088     23,582
Total assets                                            175,001    157,253    151,100    154,423    148,517
Customers' deposits                                      21,250     18,317     14,557     13,870     13,139
Travelers Cheques outstanding                             6,819      6,623      6,190      6,127      6,213
Insurance and annuity reserves                           31,969     28,683     24,536     24,098     25,011
Short-term debt                                          19,046     21,103     31,569     36,030     30,627
Long-term debt                                           20,654     16,308      7,788      4,711      5,995
Shareholders' equity                                     15,323     13,861     12,037     11,684     10,095
-----------------------------------------------------------------------------------------------------------
Common Share Statistics
Earnings per share:(a)
   Income before accounting change:
      Basic                                            $   2.34   $   2.02   $   0.99   $   2.12   $   1.85
      Diluted                                          $   2.31   $   2.01   $   0.98   $   2.07   $   1.81
   Percent increase (decrease):
      Basic                                                  16%        ++        (53)%       15%        18%
      Diluted                                                15%        ++        (53)%       14%        18%
   Net income:
      Basic                                            $   2.33   $   2.02   $   0.99   $   2.12   $   1.85
      Diluted                                          $   2.30   $   2.01   $   0.98   $   2.07   $   1.81
Cash dividends declared per share                      $   0.38   $   0.32   $   0.32   $   0.32   $   0.30
Book value per share:
   Actual                                              $  11.93   $  10.63   $   9.05   $   8.81   $   7.52
Market price per share:
   High                                                $  49.11   $  44.91   $  57.06   $  63.00   $  56.29
   Low                                                 $  30.90   $  26.55   $  24.20   $  39.83   $  31.63
   Close                                               $  48.23   $  35.35   $  35.69   $  54.94   $  55.42
Average common shares outstanding for
   earnings per share:
   Basic                                                  1,284      1,320      1,324      1,327      1,340
   Diluted                                                1,298      1,330      1,336      1,360      1,369
Shares outstanding at year end                            1,284      1,305      1,331      1,326      1,341
-----------------------------------------------------------------------------------------------------------
Other Statistics
Number of employees at year end:
   United States                                         41,823     41,093     48,698     53,352     52,858
   Outside United States                                 36,413     34,366     35,719     35,498     35,520
   Total                                                 78,236     75,459     84,417     88,850     88,378
-----------------------------------------------------------------------------------------------------------
Number of shareholders of record                         47,967     51,061     52,041     53,884     56,020
===========================================================================================================

(a) Results for 2003 reflect a $20 million non-cash pretax charge ($13 million after-tax) related to the December 31, 2003 adoption of FIN 46, as revised. Results for 2001 include three significant items: (1) a charge of $1.01 billion pretax ($669 million after-tax) reflecting losses associated with high-yield securities recorded during the first half of 2001; (2) restructuring charges of $631 million pretax ($411 million after-tax); and
     (3) the one-time adverse impact from the September 11th terrorist attacks of $98 million pretax ($65 million after-tax).

(b) Computed on a trailing 12-month basis using total shareholders' equity as included in the Consolidated Financial Statements prepared in accordance with GAAP. Prior period amounts have been revised to conform to current year presentation.

++ - Denotes a variance of more than 100%.