Form 10-K, Exhibit 13
period 2004-12-31
AMERICAN EXPRESS CO
filed 2005-03-10
CIK 4962

                                                                    EXHIBIT 13

Financial Review

The financial section of American Express Company's (the Company) Annual Report consists of this Financial Review, the Consolidated Financial Statements and the related notes that follow. The following executive overview is designed to provide perspective regarding the information contained in the financial section. Certain key terms are defined in the Glossary of Selected Terminology at the end of this Financial Review.

EXECUTIVE OVERVIEW
American Express Company is engaged in a variety of businesses comprising three operating segments: Travel Related Services (TRS), American Express Financial Advisors (AEFA) and American Express Bank (AEB).

TRS includes a broad range of products including charge and credit cards; stored value products such as Travelers Cheques, Travelers Cheque funds cards and gift cards; travel agency services and travel, entertainment and purchasing expense management services; network services and merchant acquisition and merchant processing for our network partners and proprietary payments businesses. TRS' various products are sold globally to diverse customer groups, including consumers, small businesses, mid-market companies, large corporations and banking institutions. These products are sold through various channels including direct mail, on-line applications, targeted sales-forces and through direct response advertising.

TRS derives its revenues from a number of sources including discount revenue from business billed on its payment products, spread revenue earned on its lending receivables from customers, network fees and fees earned through the use of its merchant processing and merchant acquisition activities, and various revenues and fees from the sale of payment products, Membership Rewards, travel arrangements, insurance and other products. In 2004, the TRS segment accounted for approximately 74 percent and 83 percent of the Company's total revenues and net income, respectively.

AEFA is comprised primarily of asset management and insurance businesses whose products are principally offered through its network of over 12,000 financial advisors. In 2004, the AEFA segment accounted for approximately 24 percent and 21 percent of the Company's total revenues and net income, respectively.

On February 1, 2005, the Company announced plans to pursue a spin-off of AEFA to shareholders. Shareholders would receive 100 percent of the common shares of American Express Financial Corporation (AEFC), through which the financial advisors business is conducted. The transaction is intended to be tax-free to shareholders and is expected to be completed in the third quarter of 2005, subject to certain conditions, including necessary regulatory approvals and the receipt of a favorable tax ruling and/or opinion, as well as final board approval. See Note 23 to the Consolidated Financial Statements for further discussion of the proposed spin-off. All discussions that follow describe the Company's business and organization as currently structured.

AEB provides financial products and services to retail customers, wealthy individuals and financial institutions outside the United States.

The Company creates shareholder value by focusing on three core elements:

o Driving growth, whether organically, through related business opportunities or through joint ventures and acquisitions;
o  Delivering returns well above the Company's cost of capital; and
o Maintaining stability in results through forward planning, flexible expense management and risk management, controls and compliance.

Overall, it is management's priority to increase shareholder value over the moderate to long-term by achieving four long-term financial targets, on average and over time:

o  Earnings per share growth of 12 to 15 percent,
o  Return on equity of 18 to 20 percent,
o  Revenue growth of 8 percent, and
o  Return to shareholders of 65 percent of capital generated.

For both 2004 and 2003, the Company exceeded all of these long-term financial targets, illustrating the benefits of the strong business momentum achieved through the business-building investments made over the past few years. Assuming the completion of the AEFA spin-off discussed above, the Company plans to raise its return on equity target to 28 to 30 percent while maintaining a 65 percent payout of free capital generated.

The Company follows accounting principles generally accepted in the United States (GAAP). In addition to information provided on a GAAP basis, the Company discloses certain data on a "managed basis." This information, which should be read only as a supple-


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           26
                                                                           ...
                                                                Financial Review
ment to GAAP information, assumes there have been no securitization transactions at TRS, i.e., as if all securitized cardmember loans and related income effects are reflected in the Company's balance sheets and income statements. See the TRS Results of Operations section for further discussion of this approach.

Certain reclassifications of prior period amounts have been made to conform to the current presentation throughout this Annual Report.

Summary of the Company's Financial Performance


Years Ended December 31,
(Millions, except per share                                             Percent
amounts and ratio data)                        2004          2003      Increase
-------------------------------------------------------------------------------
Revenues                                    $29,115       $25,836            13%
Expenses                                    $24,164       $21,589            12
Income before
   accounting change                        $ 3,516       $ 3,000            17
Net income                                  $ 3,445       $ 2,987            15
Earnings per common
   share before
   accounting change --
   diluted                                  $  2.74       $  2.31            19
Earnings per common
   share -- diluted                         $  2.68       $  2.30            17
Return on average
   shareholders' equity                        22.0%         20.6%
-------------------------------------------------------------------------------

The Company's 2004 consolidated income before accounting change rose 17 percent to $3.5 billion and diluted earnings per share (EPS) before accounting change rose 19 percent to $2.74 as compared to a year ago. The Company's consolidated net income for 2004 rose 15 percent to $3.4 billion and EPS rose 17 percent to $2.68 per share.

Consolidated revenues totaled $29.1 billion for 2004, an increase of 13 percent from 2003. Record cardmember billings, reflecting increased cards-in-force and higher average cardmember spending, greater lending balances, strong travel sales and higher client assets under management all played a major role in this strong performance. Revenue growth for the TRS segment comprised 73 percent of the Company's revenue growth, with TRS reporting total revenues of $21.6 billion, an increase of 12 percent from 2003.

Total consolidated expenses for 2004 rose 12 percent to $24.2 billion compared to a year ago. The TRS segment accounted for 72 percent of this increase reflecting higher costs for marketing, promotion, rewards and cardmember services and human resources. The success of the Company's ongoing reengineering efforts, which yielded in excess of $1 billion in benefits during 2004, contributed significantly to these results.

Summary of Segment Results

                                                                       Percent
                                                                       Increase
Years Ended December 31, (Millions)               2004        2003   (Decrease)
--------------------------------------------------------------------------------
Revenues
Travel Related Services                       $ 21,578    $ 19,189          12%
American Express
   Financial Advisors                            7,035       6,142          15
American Express Bank                              825         801           3
Corporate and Other,
   including adjustments
   and eliminations                               (323)       (296)         (9)
--------------------------------------------------------------------------------
Total revenues                                $ 29,115    $ 25,836          13
================================================================================
Expenses
Travel Related Services                       $ 17,461    $ 15,618          12
American Express
   Financial Advisors                            5,949       5,283          13
American Express Bank                              679         650           4
Corporate and Other,
   including adjustments
   and eliminations                                 75          38          97
--------------------------------------------------------------------------------
Total expenses                                $ 24,164    $ 21,589          12
================================================================================
Pretax income (loss)
   before accounting
   change
Travel Related Services                       $  4,117    $  3,571          15
American Express
   Financial Advisors                            1,086         859          26
American Express Bank                              146         151          (3)
Corporate and Other                               (398)       (334)        (19)
--------------------------------------------------------------------------------
Total pretax income
   before accounting
   change                                     $  4,951    $  4,247          17
================================================================================
Income (loss) before
   accounting change
Travel Related Services                       $  2,852    $  2,430          17
American Express
   Financial Advisors                              806         682          18
American Express Bank                               96         102          (6)
Corporate and Other                               (238)       (214)        (11)
--------------------------------------------------------------------------------
Total income before
   accounting change                          $  3,516    $  3,000          17
================================================================================
Net income
Travel Related Services                       $  2,852    $  2,430          17
American Express
   Financial Advisors                              735         669          10
American Express Bank                               96         102          (6)
Corporate and Other                               (238)       (214)        (11)
--------------------------------------------------------------------------------
Total net income                              $  3,445    $  2,987          15
================================================================================


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           27
                                                                           ...
                                                                Financial Review

TRAVEL RELATED SERVICES
TRS generates revenue from a variety of sources including global payments, such as charge and credit cards, travel services and stored value products, including Travelers Cheques. Charge and credit cards generate revenue for the Company primarily in three different ways:

o Discount revenue, the Company's largest single revenue source, which represents fees charged to merchants when cardmembers use their cards to purchase goods and services on our network,
o Finance charge revenue, which is earned on outstanding balances related to the cardmember lending portfolio, and
o Card fees, which are earned for annual membership, and other commissions and fees such as foreign exchange conversion fees and card-related fees and assessments.

In addition to operating costs associated with these activities, other major expense categories are expenses related to marketing and reward programs that add new cardmembers, promote cardmember loyalty and spending and provisions for anticipated cardmember credit and fraud losses.

TRS' travel businesses provide travel services and earn transaction-based fees and other revenue from customers and travel suppliers. TRS' stored value products, including Travelers Cheques, earn investment income as prepaid cash is invested prior to encashment of the Travelers Cheque or use of other stored value products.

For 2004, TRS reported record net income of $2.9 billion, an increase of 17 percent from a year ago.

TRS reported total revenues of $21.6 billion for 2004, a 12 percent increase from 2003, primarily due to record cardmember spending, increased cards-in-force and higher travel sales. Discount revenue of $10.2 billion grew 17 percent compared to a year ago, primarily as a result of an 18 percent increase in billed business partially offset by a lower discount rate. The average discount rate in 2004 was 2.56% compared to 2.59% in 2003 primarily reflecting changes in the mix of spending between various merchant segments due to the cumulative impact of stronger than average growth in the lower rate retail and other "everyday spend" merchant categories (e.g., supermarkets, discounters, etc.). Based on the Company's business strategy, changes in the mix of business, volume-related pricing discounts and selective repricing initiatives will probably continue to result in some erosion of the average discount rate over time. Other commissions and fees increased 17 percent to $2.2 billion in 2004 as a result of volume-driven increases in foreign exchange conversion fees, card-related assessments and network partner-related fees. Travel commissions and fees of $1.8 billion rose 19 percent in 2004 primarily due to 25 percent growth in travel sales, reflecting the acquisition of Rosenbluth International (Rosenbluth) in late 2003 and improvement within the travel industry.

Expenses at TRS totaled $17.5 billion for 2004, an increase of 12 percent over 2003, primarily due to increased marketing, promotion, rewards and cardmember services and human resources expenses. TRS incurred increased rewards costs, reflecting a higher redemption rate, strong volume growth and greater cardmember loyalty program participation. Marketing costs rose due to continued focus on business-building initiatives and the launch of a new global brand advertising campaign. Growth in human resources expenses reflected severance-related restructuring costs, merit increases, higher employee benefits, greater management incentive costs, including the impact of an additional incremental year of higher stock-based compensation expenses, and the impact of the October 2003 Rosenbluth acquisition.

AMERICAN EXPRESS FINANCIAL ADVISORS
AEFA earns management and distribution fees on mutual funds, wrap products, assets managed for institutions and separate accounts. AEFA's insurance and annuity products generate revenue through premiums and other charges collected from policyholders and contractholders and through investment income earned on owned assets supporting these products. AEFA incurs various operating costs, principally provision for losses and benefits for annuities, investment certificates and insurance products.

AEFA reported 2004 income before accounting change of $806 million, an 18 percent increase from a year ago. Net income for 2004 rose 10 percent to $735 million.

AEFA's revenues of $7.0 billion grew 15 percent in 2004 primarily due to larger investment management and service fees, greater distribution fees, higher net investment income, greater property-casualty insurance premiums and higher other revenues. The acquisition of Threadneedle Asset Management Holdings LTD (Threadneedle) on September 30, 2003 contributed approximately 5 percent to the revenue growth. Expenses at AEFA for 2004 totaled $5.9 billion, a 13 percent increase from 2003, primarily due to the


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           28
                                                                          ...
                                                                Financial Review
acquisition of Threadneedle, increases in human resources expenses and costs related to mutual fund industry regulatory and legal matters.

AMERICAN EXPRESS BANK
AEB offers financial products and services to retail customers, wealthy individuals and financial institutions outside the United States that generate interest income, commissions and fees, foreign exchange income and other revenue. In addition to various operating costs, AEB recognizes provisions for credit losses, mainly on its outstanding loans.

AEB reported net income of $96 million for 2004, a 6 percent decline from a year ago. Results for 2004 included $44 million of restructuring charges incurred in connection with the sale of certain foreign operations.

AEB's revenues totaled $825 million in 2004, an increase of 3 percent from 2003, primarily due to higher commissions and fees as well as higher foreign exchange income and other revenues, partially offset by a decline in net interest income. Total expenses at AEB for 2004 rose 4 percent to $679 million, primarily due to the restructuring charges discussed previously.

For a discussion of the Company's consolidated and segment results, see the respective Results of Operations sections of this Annual Report.

LIQUIDITY AND CAPITAL RESOURCES
The Company generates sufficient equity capital through net income to fund its business needs and future growth as well as maintain high and stable debt ratings. During 2004, the Company returned 87 percent of capital generated to shareholders through a cash dividend of $0.44 per share of common stock and the repurchase of 69 million shares of common stock. Management has developed a contingent funding strategy to help ensure continued funding of the Company's business operations during difficult economic, financial market and business conditions if in an extreme situation access to its regular funding sources were diminished or interrupted. See the Consolidated Liquidity and Capital Resources section of this Annual Report for further discussion.

SIGNIFICANT EVENTS IN 2004
In October 2004, the U.S. Supreme Court declined to hear an appeal of lower court rulings that Visa and Mastercard association bylaws and rules that prevented banks from issuing cards on rival networks were illegal and must be abolished. As a result, in November 2004, MBNA became the first U.S. bank to issue credit cards accepted on the American Express network. The Company also signed an agreement with Citibank in December 2004 to issue American Express branded cards in the U.S. by late 2005.

Management believes that building a U.S. network business that will operate in addition to the Company's very strong proprietary card business will provide substantial new opportunities for growth. The incremental earnings produced will enable the Company to increase investments in key businesses. The returns that the Company will earn by leveraging the existing network infrastructure for network partner activity should benefit the Company's future return on equity.

OUTLOOK
In 2004, the Company's record results exceeded all long-term financial targets, reflecting the strong competitive position and business momentum that has been driven by higher levels of business-building investments over the past few years. Looking forward, the proposed spin-off of AEFA will enable the Company to focus on its card payments and network processing businesses and concentrate its investment resources in these high-growth, high-return areas. These businesses have high asset turnover, relatively low capital requirements, substantial return on invested capital and superior cash flow that enables the Company to grow its business while maintaining a high payback of capital to shareholders. Management believes the Company is well-positioned to sustain growth through its uniquely diversified business lines.


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           29
                                                                           ...
                                                                Financial Review

AMERICAN EXPRESS COMPANY

Consolidated Results of Operations
STATEMENTS OF INCOME

Years Ended December 31, (Millions)               2004         2003         2002
--------------------------------------------------------------------------------
Revenues
Discount revenue                              $ 10,249     $  8,781     $  7,931
Net investment income                            3,118        3,063        2,991
Management and
   distribution fees                             3,023        2,420        2,285
Cardmember lending
   net finance charge
   revenue                                       2,224        2,042        1,828
Net card fees                                    1,909        1,835        1,726
Travel commissions
   and fees                                      1,795        1,507        1,408
Other commissions
   and fees                                      2,284        1,960        1,867
Insurance and annuity
   revenues                                      1,525        1,366        1,218
Securitization income,
   net                                           1,132        1,105        1,049
Other                                            1,856        1,757        1,504
--------------------------------------------------------------------------------
Total                                           29,115       25,836       23,807
================================================================================
Expenses
Human resources                                  7,359        6,303        5,725
Marketing, promotion,
   rewards and
   cardmember services                           5,083        3,901        3,119
Provisions for losses
   and benefits:
   Annuities and
     investment
     certificates                                1,261        1,306        1,217
   Life insurance,
     international
     banking and other                           1,094        1,052        1,040
   Charge card                                     833          853          960
   Cardmember lending                            1,130        1,218        1,369
Professional services                            2,507        2,248        2,021
Occupancy and equipment                          1,641        1,529        1,458
Interest                                           867          905        1,082
Communications                                     519          517          514
Other                                            1,870        1,757        1,575
--------------------------------------------------------------------------------
Total                                           24,164       21,589       20,080
================================================================================
Pretax income before
   accounting change                             4,951        4,247        3,727
Income tax provision                             1,435        1,247        1,056
Income before
   accounting change                             3,516        3,000        2,671
Cumulative effect of
   accounting change,
   net of tax                                      (71)         (13)         --
--------------------------------------------------------------------------------
Net income                                    $  3,445     $  2,987     $  2,671
================================================================================

Management believes the 2004 financial results illustrate the benefits of the strong business momentum achieved through business-building investments over the past few years. The strong growth reflects record levels of cardmember spending on American Express cards, along with higher average cardmember lending balances, strong travel sales and higher client asset levels.

The Company's 2004 consolidated income before accounting change rose 17 percent to $3.5 billion and EPS before accounting change rose 19 percent to $2.74. The Company's 2004 consolidated net income of $3.4 billion rose 15 percent from 2003 and EPS of $2.68 increased 17 percent from 2003. On a trailing 12-month basis, return on average shareholders' equity was 22.0 percent.

Net income and EPS for 2004 reflect the $109 million ($71 million after-tax) or $0.06 per diluted share impact of the Company's adoption of Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (SOP 03-1). SOP 03-1 requires insurance enterprises to establish liabilities for benefits that may become payable under variable annuity death benefit guarantees or other insurance or annuity contract provisions. Prior to the adoption of SOP 03-1, these costs were expensed when payable. See Notes 1 and 11 to the Consolidated Financial Statements for further discussion regarding the Company's adoption of SOP 03-1. In addition, 2004 results include a $117 million ($76 million after-tax) net gain on the fourth quarter sale of the equipment leasing product line in TRS' small business financing unit and $102 million ($66 million after-tax) aggregate restructuring charges recorded in the fourth quarter in connection with several Company initiatives. These items are discussed in more detail below.

The Company's 2003 consolidated income before accounting change increased 12 percent to $3.0 billion and EPS before accounting change rose 15 percent to $2.31. The Company's 2003 consolidated net income of $3.0 billion rose 12 percent from 2002 and EPS of $2.30 increased 14 percent from 2002. Net income and EPS for 2003 reflect the impact of the Company's adoption of Financial Accounting Standards Board (FASB) Interpretation No. 46, "Consolidation of Variable Interest Entities," revised December 2003 (FIN 46), which addressed the consolidation of variable interest entities (VIEs). See Note 5 to the Consolidated Financial Statements for further discussion regarding the Company's interests in VIEs.

Both the Company's revenues and expenses are affected by changes in the relative values of non-U.S. currencies to the U.S. dollar. The currency rate changes increased


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           30
                                                                           ...
                                                                Financial Review
both revenue and expense growth by approximately 2 percentage points in both 2004 and 2003.

The following discussion is presented on a basis prepared in accordance with GAAP unless otherwise noted.

REVENUES
Consolidated revenues were $29.1 billion, an increase of 13 percent from 2003 reflecting 12 percent growth at TRS, 15 percent growth at AEFA and 3 percent growth at AEB. Consolidated revenues for 2003 were 9 percent higher than 2002. As discussed in further detail below, the increase in 2004 was primarily due to greater discount revenue, higher management and distribution fees, increased travel and other commissions and fees, higher cardmember lending net finance charge revenue and larger insurance and annuity revenues. The increase in 2003 was due to higher discount revenue, greater cardmember lending net finance charge revenue, increased insurance and annuity revenues, larger management and distribution fees and higher other revenues.

During 2004, discount revenue at TRS increased 17 percent to $10.2 billion as compared to a year ago primarily as a result of an 18 percent increase in worldwide billed business, reflecting a 13 percent increase in average cardmember spending per proprietary basic card and 8 percent growth in cards-in-force, offset in part by a lower discount rate. Similarly, discount revenue rose 11 percent to $8.8 billion during 2003 as a result of a 13 percent increase in billed business, from both growth in cards-in-force and higher average cardmember spending per proprietary basic card, partially offset by a lower discount rate.

Net investment income of $3.1 billion in 2004 rose 2 percent as a 4 percent increase at AEFA was offset by lower interest income on investment and liquidity pools held within card funding vehicles at TRS and lower net interest income at AEB. The increase at AEFA is primarily due to the benefits of higher levels of invested assets. Net investment income increased 2 percent to $3.1 billion in 2003 primarily due to higher levels of invested assets partially offset by lower average yields at AEFA and lower interest income on investment and liquidity pools held within card funding vehicles at TRS.

Management and distribution fees of $3.0 billion increased 25 percent during 2004 representing a 30 percent increase in management fees and a 19 percent increase in distribution fees. The management fees increase is due primarily to higher average assets under management, primarily reflecting the impact from the September 30, 2003 acquisition of Threadneedle as well as strengthening equity markets and net asset inflows. Distribution fees increased as a result of greater mutual fund fees, in particular wrap account fees, and increased brokerage-related activities. Management and distribution fees rose 6 percent in 2003 to $2.4 billion due primarily to a 2 percent increase in management fees resulting from higher average assets under management and a 12 percent increase in distribution fees. Distribution fees increased during 2003 primarily due to greater limited partnership product sales and increased brokerage-related activities.

During 2004, cardmember lending net finance charge revenue at TRS increased 9 percent to $2.2 billion as the effect of 15 percent growth in the average balance of the owned lending portfolio was partially offset by a lower average yield. The net interest yield on the worldwide lending portfolio decreased versus last year reflecting a higher average proportion of the portfolio on introductory or promotional rates during the year, lower revolve rates and improved credit quality, which reduces the proportion of the portfolio at default interest rates. During 2003, cardmember lending net finance charge revenue increased 12 percent to $2.0 billion as 13 percent growth in average worldwide lending balances was partially offset by lower yields.

Net card fees increased 4 percent to $1.9 billion in 2004 primarily reflecting 8 percent growth in cards-in-force partially offset by a slight decrease in the average annual fee per card. Net card fees rose 6 percent to $1.8 billion in 2003 reflecting 6 percent growth in cards-in-force and the benefit of selected annual fee increases. The average annual fee per proprietary card-in-force was $34 in 2004 compared to $35 in 2003 and $34 in 2002.

Travel commissions and fees of $1.8 billion for 2004 rose 19 percent primarily as a result of a 25 percent increase in travel sales, which includes the benefits of the acquisition of Rosenbluth in the fourth quarter of 2003, partially offset by lower transaction fees related to growth in on-line transaction activity. Travel commissions and fees increased 7 percent to $1.5 billion in 2003 due to higher revenue earned per dollar of sales coupled with a 3 percent increase in travel sales, primarily due to the acquisition of Rosenbluth.

Other revenues increased 6 percent in 2004 primarily due to higher fees earned on non-proprietary funds and greater financial planning and advice services fees at AEFA. Other revenues increased 17 percent in 2003 primarily due to greater merchant-related revenues at


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           31
                                                                           ...
                                                                Financial Review

TRS and higher financial planning and advice services fees at AEFA.

EXPENSES
Consolidated expenses increased 12 percent to $24.2 billion in 2004, reflecting increases of 12 percent at TRS, 13 percent at AEFA and 4 percent at AEB. As discussed in further detail below, the increase in 2004 was driven primarily by higher marketing, promotion, rewards and cardmember services expenses, greater human resources costs, increased professional services expenses, greater occupancy and equipment expenses and increased other expenses partially offset by lower provisions for losses and lower funding costs.

Expenses in 2004 included $102 million in aggregate restructuring charges recorded in the fourth quarter in connection with several initiatives principally relating to the restructuring of the Company's business travel operations at TRS, the decision to sell certain operations of AEB and the relocation of certain functions in the Company's finance operations. These charges included $79 million of employee severance obligations included in human resources expense and $23 million of other exit costs. The other exit costs included $15 million recorded in occupancy and equipment expense principally related to the early termination of certain real estate property leases. The remainder of the other exit costs were included in professional services and other expenses. Also included in 2004 expenses was a $117 million net gain on the fourth quarter sale of the equipment leasing product line in TRS' small business financing unit, American Express Business Finance Corporation (AEBF).

Consolidated expenses increased 8 percent to $21.6 billion in 2003. The increase in 2003 was driven by higher marketing, promotion, rewards and cardmember services expenses, human resources expenses, professional services expense and other expenses partially offset by lower funding costs and provisions for losses.

Human resources expenses increased 17 percent in 2004 to $7.4 billion due to increased costs related to management incentives, including the impact of an additional incremental year of higher stock-based compensation expenses, the impact of the acquisitions of Rosenbluth and Threadneedle in late 2003, merit increases and employee benefit expenses, as well as the impact of the previously discussed restructuring of certain operations. The higher stock-based compensation expense from stock options reflects the Company's decision to expense stock options beginning in 2003. Higher expense related to restricted stock awards reflects the Company's decision to modify compensation practices and use restricted stock awards in place of stock options for middle management. Human resources expenses increased 10 percent to $6.3 billion in 2003 due to increased costs related to merit increases, employee benefit expenses and management incentive costs, as well as the impacts of fourth quarter 2003 acquisitions.

Marketing, promotion, rewards and cardmember services expenses of $5.1 billion for 2004 increased 30 percent over 2003, primarily due to a 30 percent increase at TRS, reflecting both greater rewards costs and higher marketing and promotion expenses. The growth in rewards costs is attributable to a higher redemption rate, strong volume growth and the continued increase in cardmember loyalty program participation. Management believes, based on historical experience, that cardmembers enrolled in rewards and co-brand programs yield higher spend, better retention, stronger credit performance and greater profit for the Company. The increase in marketing and promotion expenses during 2004 is primarily due to the Company's new global brand advertising campaign and the continued focus on business-building initiatives. Marketing, promotion, rewards and cardmember services expenses increased 25 percent in 2003 to $3.9 billion including a 26 percent increase at TRS. Higher expenses were a result of the continuation of brand and product advertising, an increase in selected card acquisition activities and higher cardmember rewards and services expenses reflecting higher volumes and greater rewards program participation and penetration.

Total provisions for losses and benefits in 2004 declined 2 percent to $4.3 billion primarily resulting from a combined 3 percent reduction in annuity and investment certificate provisions at AEFA and a 7 percent reduction in the cardmember lending provisions at TRS partially offset by a 4 percent increase in life insurance, international banking and other provisions. Total provisions for losses and benefits declined 3 percent in 2003, primarily driven by an 11 percent decline in both the charge card and cardmember lending provisions at TRS partially offset by a 7 percent net increase in annuity and investment certificate provisions at AEFA.

Professional services expense rose 12 percent to $2.5 billion in 2004 primarily due to increased technology costs related to higher business and service-related volumes at TRS. Professional services expense rose 11 percent during 2003 primarily due to higher business and service-related volumes at TRS.


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           32
                                                                           ...
                                                                Financial Review

Interest expense for 2004 declined 4 percent primarily due to a 9 percent decrease in charge card interest expense at TRS, reflecting the benefit of a lower effective cost of funds partially offset by a higher average cardmember receivable balance. Interest expense declined 16 percent in 2003 including a 22 percent decrease in charge card interest expense at TRS primarily due to the benefit of a lower effective cost of funds, partially offset by a higher average cardmember receivable balance.

Other expenses rose 6 percent to $1.9 billion including costs related to the Threadneedle acquisition, various industry regulatory and legal matters at AEFA and costs incurred at AEB relating to the restructuring charges discussed earlier. These increases were partially offset by a $117 million net gain on the fourth quarter 2004 sale of the equipment leasing product line in TRS' small business financing unit, AEBF. Other expenses of $1.8 billion increased 12 percent in 2003 primarily due to acquisition-related expenses, the impact of fewer deferred acquisition costs (DAC) and expenses related to legal and industry regulatory matters at AEFA. See the AEFA Results of Operations section for further discussion of DAC and related adjustments.

The estimated gross benefits realized from reengineering initiatives during 2004 and 2003 were approximately $1.0 billion in each year, a portion of which flowed through to earnings while the rest was reinvested into business areas with high-growth potential.

The effective tax rate was 29 percent for both 2004 and 2003.

CRITICAL ACCOUNTING POLICIES
The Company's significant accounting policies are described in Note 1 to the Consolidated Financial Statements. The following provides information about critical accounting policies that are important to the Consolidated Financial Statements and that involve estimates requiring significant management assumptions and judgments about the effect of matters that are uncertain. These policies relate to reserves for cardmember losses, Membership Rewards costs, investment securities valuation, asset securitizations and deferred acquisition costs.

RESERVES FOR CARDMEMBER LOSSES
The Company's reserves for losses relating to cardmember loans and receivables represent management's estimate of the amount necessary to absorb losses inherent in the Company's outstanding portfolio of loans and receivables. Management's evaluation process requires certain estimates and judgments. Reserves for these losses are primarily based upon models that analyze specific portfolio statistics and also reflect, to a lesser extent, management's judgment regarding overall adequacy. The analytic models take into account several factors, including average write-off rates for various stages of receivable aging (i.e., current, 30 days, 60 days, 90 days) over a 24-month period and average bankruptcy and recovery rates. In exercising its judgment to adjust reserves that are calculated by the analytic model, management considers the level of coverage of past-due accounts, as well as external indicators, such as leading economic indicators, unemployment rate, consumer confidence index, purchasing manager's index, bankruptcy filings and the regulatory environment. Management believes the impact of each of these indicators can change from time to time and thus reviews these indicators in concert.

Loans and receivables are written-off when management deems amounts to be uncollectible, which is generally determined by the number of days past due. In general, bankruptcy and deceased accounts are written-off upon notification, or when 180 days past due for lending products and 360 days past due for charge card products. For all other accounts, write-off policy is based upon the delinquency and product. Given both the size and volatility of write-offs, management continually monitors evolving trends and adjusts its business strategy accordingly. To the extent historical credit experience is not indicative of future performance or other assumptions used by management do not prevail, loss experience could differ significantly, resulting in either higher or lower future provisions for losses, as applicable. As of December 31, 2004, if average write-off rates were 5 percent higher or lower, the reserve for losses would change by approximately $90 million.

MEMBERSHIP REWARDS COSTS
The Company's Membership Rewards program allows enrolled cardmembers to earn points that can be redeemed for a broad range of rewards including travel, entertainment, retail certificates and merchandise. The Company establishes reserves to cover the cost of future reward redemptions and typically makes payments to its reward partners when cardmembers redeem their points. The reserve for Membership Rewards is estimated using models that analyze redemption statistics and also reflect, to a lesser extent, management's judgment regarding overall adequacy. The ultimate points to be redeemed by cardmembers are estimated based on many factors including past redemption behavior of cardmembers, product type, year of enrollment, spend level and duration in the


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           33
                                                                           ...
                                                                Financial Review
program. Past behavior is used to predict when current enrollees will leave the program and their ultimate redemption rate.

The provision for the cost of Membership Rewards is based upon points earned that are ultimately expected to be redeemed by cardmembers and the current weighted-average cost per point of redemption. The weighted-average cost per point is affected by the mix of rewards redeemed. The provision and related balance sheet reserve for unredeemed points are impacted over time based on a number of factors including changes in the number of cardmembers in the Membership Rewards program, the actual amount of points earned and redeemed, the actual weighted-average cost per point, the availability of Membership Rewards offerings by vendors, the redemption choices made by cardmembers, and future changes the Company could make to the program. As of December 31, 2004, if the ultimate redemption rate changed by 100 basis points, the reserve for Membership Rewards would change by approximately $130 million.

ASSET SECURITIZATIONS
Securitization of the Company's cardmember receivables and loans is accomplished through the transfer of those assets to a special purpose entity created for the securitization, generally a trust, which in turn issues securities that are collateralized by the transferred assets to third-party investors. The Company accounts for its securitization activities as either sales or secured borrowings in accordance with Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities -- a Replacement of FASB Statement No. 125." During 2004, the Company recognized $26 million in net pretax gains from securitizations.

Management utilizes certain estimates and assumptions to determine the fair value of the Company's subordinated retained interests, including an interest-only strip, and gains or losses at the time of sale. These estimates and assumptions are generally based on projections of finance charges and fees paid related to the securitized assets, net credit losses, average loan life, the contractual fee to service the securitized assets and a discount rate commensurate with the retained interests. Changes in the estimates and assumptions used may have an impact on the Company's gain or loss calculation and the valuation of its subordinated retained interests. As of December 31, 2004, the total fair value of all subordinated retained interests was $315 million. A 10 percent adverse change in the key estimates and assumptions would result in a decrease in the total fair value of approximately $34 million.

INVESTMENT SECURITIES VALUATION
Generally, investment securities are carried at fair value on the balance sheet with unrealized gains (losses) recorded in accumulated other comprehensive income (loss) within equity, net of income tax provisions (benefits). At December 31, 2004, the Company had net unrealized pretax gains on Available-for-Sale securities of $1.3 billion. Gains and losses are recognized in results of operations upon disposition of the securities. Losses are also recognized when management determines that a decline in value is other-than-temporary, which requires judgment regarding the amount and timing of recovery. Indicators of other-than-temporary impairment for debt securities include issuer downgrade, default or bankruptcy. The Company also considers the extent to which cost exceeds fair value, the duration and size of that gap, and management's judgment about the issuer's current and prospective financial condition. Approximately 90% of the investment portfolio classified as Available-for-Sale or trading is determined by quoted market prices. As of December 31, 2004, there were $260 million in gross unrealized losses that related to $18.3 billion of securities, of which $3.2 billion has been in a continuous unrealized loss position for 12 months or more. As part of its ongoing monitoring process, management has determined that substantially all of the gross unrealized losses on these securities is attributable to changes in interest rates. Additionally, the Company has the ability and intent to hold these securities for a time sufficient to recover its amortized cost and has, therefore, concluded that none of these securities is other-than-temporarily impaired at December 31, 2004.

Included in the Company's investment portfolio discussed above are structured investments of various asset quality, including collateralized debt obligations
(CDOs) (backed by high-yield bonds and bank loans), which are not readily marketable. The carrying values of these structured investments are based on future cash flow projections that require a significant degree of management judgment as to the amount and timing of cash payments, defaults and recovery rates of the underlying investments and, as such, are subject to change. The carrying value will vary if the actual cash flows differ from projected due to actual defaults or changes in estimated default or recovery rates. As an example, an increase in the near-term default rate by 100 basis points, in and of itself, would reduce the cash flow projections by approximately $10 million based


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           34
                                                                           ...
                                                                Financial Review
on underlying investments as of December 31, 2004. The level of change in near-term default rates would have to be significantly higher than 100 basis points to cause a change in carrying value of the Company's structured investments due to previously recognized impairment losses coupled with subsequent improvement in actual default rates.

See Recently Issued Accounting Standards section of Note 1 to the Consolidated Financial Statements for a discussion of Emerging Issues Task Force (EITF) Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," which, when finalized by the FASB, may affect the Company's investment securities valuation policy.

DEFERRED ACQUISITION COSTS
Deferred acquisition costs (DAC) represent the costs of acquiring new insurance, annuity and mutual fund business, principally direct sales commissions and other distribution and underwriting costs that have been deferred on the sale of annuity, life and health insurance and, to a lesser extent, property/casualty and certain mutual fund products. These costs are deferred to the extent they are recoverable from future profits. For annuity and insurance products, DAC are amortized over periods approximating the lives of the business, principally as a percentage of premiums or estimated gross profits associated with the products depending on the product's characteristics. For certain mutual fund products, DAC are generally amortized over fixed periods on a straight-line basis.

For annuity and life and health insurance products, the DAC balances at any reporting date are supported by projections that show management expects there to be adequate premiums, estimated gross profits or interest margins after that date to amortize the remaining DAC balances. These projections are inherently uncertain because they require management to make assumptions about financial markets, anticipated mortality and morbidity levels, and policyholder behavior over periods extending well into the future. Projection periods used for AEFA's annuity products are typically 10 to 25 years, while projection periods for AEFA's life and health insurance products are often 50 years or longer. Management regularly monitors financial market conditions and actual policyholder behavior experience and compares them to its assumptions. For annuity and universal life insurance products, the assumptions made in projecting future results and calculating the DAC balance and DAC amortization expense are management's best estimates. Management is required to update these assumptions whenever it appears that, based on actual experience or other evidence, earlier estimates should be revised. When assumptions are changed, the percentage of estimated gross profits or portion of interest margins used to amortize DAC might also change. A change in the required amortization percentage is applied retrospectively; an increase in amortization percentage will result in a decrease in DAC balance and an increase in DAC amortization expense while a decrease in amortization percentage will result in an increase in DAC balance and a decrease in DAC amortization expense.

The impact on results of operations of changing assumptions can be either positive or negative in any particular period and is reflected in the period in which such changes are made.

For other life and health insurance products, the assumptions made in calculating the DAC balance and DAC amortization expense are intended to provide for adverse deviations in experience and are revised only if management concludes experience will be so adverse that DAC is not recoverable. If management concludes that DAC is not recoverable, DAC is reduced to the amount that is recoverable based on best estimate assumptions.

For annuity and life and health insurance products, key assumptions underlying these long-term projections include interest rates (both earning rates on invested assets and rates credited to policyholder accounts), equity market performance, mortality and morbidity rates and the rates at which policyholders are expected to surrender their contracts, make withdrawals from their contracts and make additional deposits to their contracts. Assumptions about interest rates drive projected interest margins, while assumptions about rates credited to policyholder accounts and equity market performance drive projected customer asset value growth rates, and assumptions about surrenders, withdrawals and deposits comprise projected persistency rates. Management must also make assumptions to project maintenance expenses associated with servicing its annuity and insurance business during the DAC amortization period.

The customer asset value growth rate is the rate at which contract values are assumed to appreciate in the future. The rate is net of asset fees and anticipates a blend of equity and fixed income investments. Management reviews and, where appropriate, adjusts its assumptions with respect to customer asset value growth rates on a quarterly basis. The Company uses a mean reversion method as a monthly guideline in


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           35
                                                                           ...
                                                                Financial Review
setting near-term customer asset value growth rates based on a long-term view of financial market performance as well as actual historical performance. In periods when market performance results in actual contract value growth at a rate that is different than that assumed, the Company will reassess the near-term rate in order to continue to project its best estimate of long-term growth. The near-term growth rate is reviewed to ensure consistency with management's assessment of anticipated equity market performance. Management is currently assuming a 7 percent long-term customer asset value growth rate. If the Company increased or decreased its assumption related to this growth rate by 100 basis points, the impact on DAC amortization expense would be a decrease or increase of approximately $50 million.

Management monitors other principal DAC assumptions, such as persistency, mortality, morbidity, interest margin and maintenance expense levels each quarter and, when assessed independently, each could impact the Company's DAC balances. For example, if the Company increased or decreased its interest margin on its universal life insurance and on the fixed portion of its variable universal life insurance products by 10 basis points, the impact on DAC amortization expense would be a decrease or increase of approximately $5 million. Additionally, if the Company extended or reduced the amortization periods by one year for variable annuities to reflect changes in premium paying persistency and/or surrender assumptions, the impact on DAC amortization expense would be a decrease or increase of approximately $20 million. The amortization impact of extending or reducing the amortization period any additional years is not linear.

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

CONSOLIDATED LIQUIDITY AND CAPITAL
RESOURCES
CAPITAL STRATEGY
The Company generates equity capital primarily through net income to fund current needs and future business growth and to maintain a targeted debt rating. Equity capital generated in excess of these needs is returned to shareholders through dividends and the share repurchase program. The maintenance of a solid equity capital base provides the Company with a strong and stable debt rating and uninterrupted access to diversified sources of financing to fund growth in its assets, such as cardmember receivables and loans and other items. The Company maintains flexibility in its equity capital planning and has developed a contingency funding plan described below to ensure that it has adequate sources of financing in difficult economic or market environments.

The Company believes allocating capital to its growing businesses with a return on risk-adjusted equity in excess of their cost of capital will continue to build shareholder value. The Company's philosophy is to retain earnings sufficient to enable it to meet its growth objectives, and, to the extent capital exceeds investment opportunities, return excess capital to shareholders. Assuming the Company achieves its financial objectives of 12 to 15 percent EPS growth, 18 to 20 percent return on equity and 8 percent revenue growth, on average and over time, it will seek to return to shareholders an average of 65 percent of capital generated, subject to business mix, acquisitions and rating agency requirements. The Company exceeded all three of its long-term financial objectives during 2004 and returned to shareholders, through dividends and share repurchases, approximately 87 percent of capital generated. The Company paid dividends of $535 million during the year ended December 31, 2004. Since the inception of the Company's current share repurchase program in 1994, approximately 68 percent of capital generated has been returned to shareholders.

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


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           36
                                                                           ...
                                                                Financial Review

SHARE REPURCHASES
As discussed previously, the Company has in place a share repurchase program to return equity capital in excess of its business needs to shareholders. These share repurchases are made to both offset the issuance of new shares as part of employee compensation plans and to reduce shares outstanding. The Company repurchases its common shares primarily by open market purchases using several brokers at competitive commission and fee rates. In addition, common shares may also be purchased from the Company-sponsored Incentive Savings Program (ISP) to facilitate the ISP's required disposal of shares when employee-directed activity results in an excess common share position. Such purchases are made at market price without commissions or other fees. During 2004, the Company repurchased 69.4 million common shares at an average price of $51.59. Since the inception of the current share repurchase program, 495.5 million shares have been acquired at an average price of $29.81 under total authorizations to repurchase up to 570.0 million shares, including purchases made under past agreements with third parties. In light of the Company's intention to provide additional capital to AEFC in connection with its plans to pursue a spin-off of AEFC to the Company's shareholders, the Company may modify its share repurchase program during 2005 subject to its capital needs.

CASH FLOWS
CASH FLOWS FROM OPERATING ACTIVITIES
For the year ended December 31, 2004, net cash provided by operating activities was $9.1 billion. The Company generated net cash from operating activities in amounts greater than net income during 2004 primarily due to provisions for losses and benefits, which represent expenses in the Consolidated Statements of Income but do not require cash at the time of provision. Similarly, depreciation and amortization represent non-cash expenses. In addition, net cash was provided by fluctuations in other operating assets and liabilities.
In the normal course of business, these accounts can vary significantly due to the amount and timing of various payments.

Net cash provided by operating activities was lower in 2003 than 2002, as higher net income in 2003 was more than offset by fluctuations in the Company's operating assets and liabilities, primarily reflecting the purchase of securities in 2002, settled in 2003.

Management believes cash flows from operations, available cash balances and short-term borrowings will be sufficient to fund the Company's operating liquidity needs.

CASH FLOWS FROM INVESTING ACTIVITIES
The Company's investing activities primarily include funding TRS' cardmember loans and receivables and AEFA's Available-for-Sale investment portfolio.

For the year ended December 31, 2004, net cash used in investing activities of $11.6 billion decreased from 2003. The decrease reflects the sale of the equipment leasing product line in TRS' small business financing unit and the real estate sale-leaseback transaction (see Note 10 to the Consolidated Financial Statements) in 2004 as compared to the Threadneedle and Rosenbluth acquisitions in 2003. This was partially offset by net increases in cash used for funding cardmember receivables and loans and contingent liquidity portfolio investments at TRS and net increases in the investment portfolio reflecting the cumulative benefit of sales of annuities, insurance and certificate products at AEFA.

For the year ended December 31, 2003, net cash used in investing activities increased over 2002 primarily due to an increased investment portfolio and fewer sales of cardmember receivables and loans to TRS' securitization trusts as well as the Threadneedle and Rosenbluth acquisitions.

CASH FLOWS FROM FINANCING ACTIVITIES
The Company's financing activities primarily include the issuance of debt and AEFA's sale of annuities and investment certificates, in addition to taking customer deposits. The Company also regularly repurchases its common shares.

Net cash provided by financing activities of $6.2 billion for the year ended December 31, 2004 rose slightly compared to 2003, primarily due to a larger net increase in total debt compared to 2003 offset by a net decrease in customer deposits in 2004 versus a net increase in 2003 and higher share repurchase activity.

In 2003, financing activities provided net cash greater than in 2002, primarily due to a net increase in total debt compared to a net decrease in 2002.

FINANCING ACTIVITIES
The Company is committed to maintaining cost-effective, well-diversified funding programs to support current and future asset growth in its global businesses. Its funding plan is structured to meet expected and changing business needs to fund asset balances efficiently and cost-effectively through diversified sources of financing, to


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           37
                                                                           ...
                                                                Financial Review
help ensure the availability of financing in unexpected periods of stress, and to be concurrently integrated into the asset-liability management of interest rate exposures. Liquidity refers to the Company's ability to meet its current and future cash needs. In addition to its funding plan described below, the Company's contingent funding strategy is designed to allow for the continued funding of business operations through difficult economic, financial market and business conditions when access to its regular funding sources could become diminished or interrupted.

TRS is the primary asset generating business with significant assets in both domestic and international cardmember receivable and lending activities. As such, the Company's most significant borrowing and liquidity needs are associated with TRS' card businesses. TRS pays merchants for card transactions and bills cardmembers accordingly. TRS funds merchant payments during the period cardmember loans and receivables are outstanding. AEFA's borrowing needs are less significant as it generates funds through its operations, primarily by the sale of insurance, annuity or certificate products. AEB also has limited borrowing needs as its principal funding source is customer deposits. See the Liquidity and Capital Resources section for TRS, AEFA and AEB for further discussion regarding each operating segment's funding activities and liquidity management practices.

The following discussion includes information on both a GAAP and managed basis. The managed basis presentation includes debt issued in connection with the Company's lending securitization activities, which are off-balance sheet. The Company's management views and manages funding requirements on a managed basis because asset securitization is just one of several ways for the Company to fund cardmember loans. Use of a managed basis presentation, including both on- and off-balance sheet debt, avoids distortions due to the mix of funding sources at any particular point in time.

FUNDING STRATEGY
The Company's funding sources are well-diversified and include commercial paper, retail and institutional customer deposits, bank notes, medium-term notes, senior debt, asset securitizations and other borrowed funds. Diversity of funding sources by debt instrument and by investor base provides additional insulation from unforeseen events in the short-term debt market. The Company had the following consolidated debt, on both a GAAP and managed basis, and customer deposits outstanding at December 31, 2004 and 2003:


December 31, (Billions)                              2004                 2003
--------------------------------------------------------------------------------
Short-term debt                                    $  14.2              $  19.0
Long-term debt                                        33.0                 20.7
--------------------------------------------------------------------------------
Total debt (GAAP basis)                            $  47.2              $  39.7
Off-balance sheet securitizations(a)                  20.3                 19.5
--------------------------------------------------------------------------------
Total debt (managed basis)                         $  67.5              $  59.2
Customer deposits                                  $  21.1              $  21.3
--------------------------------------------------------------------------------

(a) Includes securitized equipment leasing receivables of $0.1 billion at December 31, 2003.

In addition to deposits and debt, the Company uses off-balance sheet arrangements, principally through the sales of consumer cardmember loans in securitizations. In 2004, the Company securitized $3.9 billion in loans from its consumer loans portfolio while $3.0 billion of investor interests matured. As of December 31, 2004 and 2003, the Company, through a lending securitization trust, held total assets of $24.7 billion and $26.8 billion, respectively, of which $20.3 billion and $19.4 billion, respectively, had been sold.

Additionally, the Company had securitized cardmember receivables of $7.4 billion at December 31, 2004 of which $1.9 billion had been sold. All securitized cardmember receivables remain on the Consolidated Balance Sheet.

In 2004, the Company continued to reduce its reliance on short-term debt. Term debt offerings of $15.2 billion in 2004 were issued to refinance maturing long-term obligations, fund business growth and decrease short-term debt obligations.


December 31, ($ in billions)                         2004                 2003
-------------------------------------------------------------------------------
Short-term debt                                     $ 14.2               $ 19.0
Short-term debt percentage
   of total debt (GAAP basis)                         30.0%                48.0%
Short-term debt percentage
   of total debt (managed basis)                      21.0%                32.2%
--------------------------------------------------------------------------------

In 2004, medium- and long-term debt with maturities ranging from 2 to 5 years was issued. The Company's 2004 term offerings, which include those made by the Parent Company; American Express Credit Corporation (Credco), American Express Centurion Bank (Centurion Bank), and American Express Bank, FSB (FSB), all wholly-owned subsidiaries of TRS; and the American Express Credit Account Master Trust, are presented in the following table on a managed basis:


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           38
                                                                           ...
                                                                Financial Review

                                                                        Amount
Description                                                           (billions)
--------------------------------------------------------------------------------
American Express Company
   (Parent Company only):
   Fixed Rate Senior Notes                                               $  0.5
American Express Credit Corporation:
   Floating Rate Medium-Term Notes                                       $  2.6
   Fixed Rate Medium-Term Notes                                          $  2.7
   Borrowings under bank credit facilities                               $  3.4
American Express Centurion Bank:
   Floating Rate Medium-Term Notes                                       $  3.5
   Fixed Rate Senior Notes                                               $  0.5
American Express Bank, FSB:
   Floating Rate Medium-Term Notes                                       $  1.6
American Express Credit Account
   Master Trust:
   Trust Investor Certificates
     (off-balance sheet)                                                 $  3.9
--------------------------------------------------------------------------------

Compared to the 2003 long-term funding activity, the long-term debt issues in 2004 have longer average maturities and a wider distribution along the maturity spectrum to reduce and spread out the refinancing requirement in future periods.

Beginning in late 2003, the Company also enhanced its contingent liquidity resources for alternative funding sources principally through the addition of an investment liquidity portfolio as discussed further in the TRS Liquidity and Capital Resources section. The Company believes that its funding strategy allows for the continued funding of business operations through difficult economic, financial market and business conditions.

The Company's funding strategy is designed to maintain high and stable debt ratings from the major credit rating agencies, Moody's, Standard & Poor's and FitchRatings. Maintenance of high and stable debt ratings is critical to ensuring the Company has continuous access to the capital and credit markets. It also enables the Company to reduce its overall borrowing costs. At December 31, 2004, its debt ratings were as follows:

                                                           Standard      Fitch
                                               Moody's     & Poor's     Ratings
--------------------------------------------------------------------------------
Short-term                                      P-1         A-1          F-1
Senior unsecured                                 A1          A+           A+
--------------------------------------------------------------------------------

See Note 23 to the Consolidated Financial Statements for the rating agency response to the proposed spin-off.

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


PARENT COMPANY FUNDING
Total Parent Company long-term debt outstanding was $5.7 billion at both December 31, 2004 and 2003. During 2004, the Parent Company issued $500 million of 4.75% Senior Notes due 2009 under the shelf registrations to be used for general corporate purposes. During 2003, the Parent Company issued $1 billion of 4.875% Senior Global Notes due in 2013 and $2 billion of 1.85% Convertible Senior Debentures (the Debentures) due in 2033. See Notes 1 and 7 to the Consolidated Financial Statements for a more complete discussion regarding the terms of the Debentures. See Note 23 to the Consolidated Financial Statements for a discussion of the potential effect of the proposed spin-off of AEFA on the Debentures.

At December 31, 2004 and 2003, the Parent Company had $4.3 billion and $1.8 billion, respectively, of debt or equity securities available for issuance under shelf registrations filed with the Securities and Exchange Commission
(SEC).

The Board of Directors authorized a Parent Company commercial paper program supported by a $1.96 billion multi-purpose committed bank credit facility that expires incrementally through 2009. There was no Parent Company commercial paper outstanding during 2004 and 2003, and no borrowings have been made under its bank credit facility. The Company maintained total committed bank lines of credit with approximately 54 large financial institutions totaling $13.8 billion at December 31, 2004, which include the Parent Company credit lines. The availability of the credit lines is subject to the Company's compliance with certain financial covenants. See TRS' Liquidity and Capital Resources discussion for details of the principal covenants that govern this committed bank credit facility. See Note 23 to the Consolidated Financial Statements for a discussion of the impact of the proposed spin-off on the Company's credit lines.

In addition, TRS; Centurion Bank; Credco; American Express Overseas Credit Corporation Limited, a


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           39
                                                                           ...
                                                                Financial Review
wholly-owned subsidiary of Credco; and AEB have established a program for the issuance, outside the United States, of debt instruments to be listed on the Luxembourg Stock Exchange. The maximum aggregate principal amount of debt instruments outstanding at any one time under the program will not exceed $6.0 billion. At December 31, 2004, $3.4 billion was outstanding under this program, including $2.9 billion issued by Credco during the year. At December 31, 2003, $0.5 billion of debt was outstanding under this program.


OFF-BALANCE SHEET ARRANGEMENTS AND
CONTRACTUAL OBLIGATIONS
The Company has identified off-balance sheet transactions, arrangements, obligations and other relationships that may have a material current or future effect on its financial condition, changes in financial condition, results of operations or liquidity and capital resources.


CONTRACTUAL OBLIGATIONS
The contractual obligations identified in the table below include both on- and off-balance sheet transactions that represent material expected or contractually committed future obligations of the Company. Purchase obligations include agreements to purchase goods and services that are enforceable and legally binding on the Company and that specify significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.


                                                    Payments due by year
                                 -------------------------------------------------------
                                                                                2010 and
(Millions)                          Total       2005   2006-2007  2008-2009   thereafter
----------------------------------------------------------------------------------------
On-Balance Sheet:
   Long-term debt                $ 33,061    $ 8,977    $ 11,861    $ 8,799     $  3,424
   Insurance and annuities(1)      54,755      3,366       7,036      6,937       37,416
   Investment certificates(2)      11,332     10,867         465         --           --
   Other long-term liabilities      4,902      1,982       1,243        834          843
Off-Balance Sheet:
   Lease obligations                2,714        305         491        333        1,585
   Purchase obligations(3)          5,049      1,168       1,496      1,199        1,186
----------------------------------------------------------------------------------------
     Total                       $111,813    $26,665    $ 22,592    $18,102     $ 44,454
----------------------------------------------------------------------------------------

(1) These scheduled payments are represented by reserves of $33 billion at December 31, 2004 and are based on interest credited, mortality, morbidity, lapse, surrender and premium payment assumptions. Actual payment obligations may differ if experience varies from these assumptions. Separate account liabilities have been excluded as associated contractual obligations would be met by separate account assets.

(2) The payments due by year are based on contractual maturities. However, contractholders have the right to redeem the investment certificates at their discretion subject to a surrender charge. Redemptions are most likely to occur in periods of dramatic increases in interest rates.

(3) The purchase obligation amounts include expected spend by period under contracts that were in effect at December 31, 2004. Minimum contractual payments associated with purchase obligations, including termination payments, were $222 million.

The Company also has certain contingent obligations for worldwide business arrangements. These payments relate to contractual agreements with partners entered into as part of the ongoing operation of the TRS business, primarily with co-brand partners. The contingent obligations under such arrangements were $3.7 billion as of December 31, 2004.

In addition to the off-balance sheet contractual obligations noted above, the Company has off-balance sheet arrangements that include guarantees, retained interests in structured investments, unconsolidated variable interest entities and other off-balance sheet arrangements as more fully described below.

GUARANTEES
The Company's principal guarantees are associated with cardmember services provided to enhance the value of owning an American Express card. At December 31, 2004, the Company had guarantees totaling $90.7 billion related to TRS cardmember protection plans, as well as other guarantees in the ordinary course of business that are within the scope of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). Expenses relating to claims under these guarantees were approximately $20 million in 2004. During the third quarter of 2004, the Company reduced its merchant-related reserves by approximately $60 million reflecting changes made to certain merchant agreements to mitigate loss exposure and ongoing favorable credit experience with merchants.

The Company had $941 million of bank standby letters of credit and bank guarantees and other letters of credit within the scope of FIN 45. At December 31, 2004, the Company held $788 million of collateral supporting


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           40
                                                                           ...
                                                                Financial Review
standby letters of credit and guarantees. Additionally, at December 31, 2004 the Company had $662 million of loan commitments and other lines of credit as well as $646 million of bank standby letters of credit, bank guarantees and bank commercial and other bank letters of credit that were outside the scope of FIN 45.

See Note 10 to the Consolidated Financial Statements for further discussion regarding the Company's guarantees.

RETAINED INTERESTS IN ASSETS TRANSFERRED TO
UNCONSOLIDATED ENTITIES
The Company held, as an investment, $108 million of subordinated retained interests from securitizations and $207 million of an interest-only strip in the cardmember loan securitization trust at December 31, 2004. See the TRS Liquidity and Capital Resources section and Note 4 to the Consolidated Financial Statements for details regarding TRS' securitization trusts.

Additionally, the Company, through its AEFA segment, held as an investment $705 million of retained interests in a CDO-related securitization trust at December 31, 2004. Of that total, approximately $523 million is considered investment grade. The securitization was the result of the Company placing a majority of its rated CDO securities into a trust in 2001. The rated CDO securities were held as part of the Company's investment strategy in order to pay a competitive rate to contract holders within the AEFA operating segment. One of the results of this transaction was that increases and decreases in future cash flows of the individual CDOs are combined into one overall cash flow for purposes of determining the carrying value of the retained interests and related impact on the results of operations.

UNCONSOLIDATED VARIABLE INTEREST ENTITIES
At December 31, 2004, the Company had interests in unconsolidated variable interest entities including $375 million of investments in affordable housing partnerships and CDO residual tranches with a carrying value of $27 million which are managed by the Company. The affordable housing partnership interests and the CDO residual tranches were obtained as part of the overall investment strategies and as a condition of managing certain CDOs that generate management fee income for the Company. The Company has no material future obligations associated with these entities beyond the carrying values. These structures were not impacted by the consolidation provisions of FIN 46, as the Company is not the primary beneficiary. See the AEFA Liquidity and Capital Resources section and Note 5 to the Consolidated Financial Statements for further discussion regarding the Company's interests in variable interest entities.

CERTAIN OTHER OFF-BALANCE SHEET ARRANGEMENTS
At December 31, 2004, the Company had $176 billion of unused credit available to cardmembers, as part of established lending product agreements. Total unused credit available to cardmembers does not represent potential future cash requirements as a significant portion of this unused credit will likely not be drawn. The Company's charge card products have no pre-set limit and, therefore, are not reflected in unused credit available to cardmembers. As discussed in the TRS Liquidity and Capital Resources section, the Company's securitizations of cardmember loans are also off-balance sheet. The Company's cardmember receivables securitizations remain on the Consolidated Balance Sheets.

See Note 10 to the Consolidated Financial Statements for further discussion regarding the Company's other off-balance sheet arrangements.

AMERICAN EXPRESS COMPANY RISK MANAGEMENT
INTRODUCTION
Risk management is a key lever in driving profitable growth at the Company. By creating transparent limits on risk exposures, optimizing investment decision-making and identifying unacceptable risks, risk management plays a fundamental role in the Company's efforts to create shareholder value.

In addition to business risk, the Company recognizes three fundamental sources of risk:
o  Credit Risk,
o  Market Risk, and
o  Operational Risk.

These risk types are interrelated and span the Company's business units and geographic locations. Given the nature and scope of these risks, the Company believes in centrally managing them at an enterprise level. Further, management has adopted well-defined principles regarding credit, market and operational risk to guide the Company's business strategy and achieve long-term shareholder objectives. The Company views underwriting credit risk as a significant lever in driving profitable growth. Market risk is hedged or managed within established parameters to sustain such earnings growth, while operational risk arising from the Company's business activities is carefully monitored to maintain it within acceptable limits.


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           41
                                                                           ...
                                                                Financial Review

PRINCIPLES
The implementation of the Company's risk management objectives is based on the following three principles:
o  Independence of risk management oversight;
o  Management of risk exposures through Board-approved risk limits; and
o  Ultimate business ownership for risk-return decision making.

The Company's risk management leaders partner with business unit managers in making risk-return decisions by utilizing standardized risk metrics with predictable outcomes. The measurement and reporting of these risks are performed independently by risk management leaders. However, business unit managers ultimately remain accountable for the outcome of risk-return decisions within these established limits.

GOVERNANCE
Risk management governance at the Company begins with Board oversight of risk management parameters. The Board's Audit Committee approves the Company's risk management objectives, as well as major risk limits, policies and key process controls. Supporting the Board in its oversight function is the Global Leadership Team (GLT) and the Enterprise Risk Management Committee (ERMC). In addition to risk-return decision-making, the GLT works with the ERMC to increase awareness throughout the Company of risk-return tradeoffs on a daily basis. The ERMC leads the Company's overall risk management activities by measuring and monitoring enterprise-wide risk, and establishing enterprise-wide risk management policies and practices.

Daily risk management occurs at the business unit level where the processes and infrastructure necessary to measure and manage risk are integrated into business unit goals. Business unit managers, in partnership with independent risk management leaders, make decisions regarding the assumption of risks that are within established limits and confined to an individual business unit. The Company has also developed a process that provides increased scrutiny throughout the risk management governance structure and requires higher levels of approval for exposures above defined risk thresholds or that may impact different business units.

The escalation process is designed so that the large majority of transactions and initiatives can continue to be accommodated within existing business unit risk management processes, while ensuring that risks with enterprise-wide implications receive enhanced scrutiny.

ROLES AND RESPONSIBILITIES
The ERMC is chaired by the Company's Chief Risk Officer. Credit officers responsible for (i) cardmember credit risk management services, (ii) the centralized functional responsibilities for worldwide card fraud and information management, and (iii) banking services all report directly to the Chief Risk Officer. Through the ERMC, the Chief Risk Officer is also responsible for managing and controlling overall credit, market and operational risk exposures throughout the Company.

In addition to the Chief Risk Officer, the ERMC is composed of:
o the senior risk leaders responsible for enterprise-wide market and operational risk (including Internal Audit);
o  the enterprise-wide leaders of compliance and controllership; and
o the senior risk leaders of the Company's three operating segments: TRS, AEFA and AEB.

As the most senior risk management entity, the ERMC draws on its significant enterprise-wide risk expertise to analyze risk comprehensively and determine acceptable risk thresholds across the Company.

In order to enhance its enterprise-wide risk assessment, the ERMC has begun a multi-year effort to upgrade risk management capabilities to better measure, manage and transparently report on risk concentrations. The ERMC also launches focused risk management initiatives to assess the drivers of significant exposures and annually prepares a plan of the significant exposures to be reviewed by such initiatives.

CREDIT RISK MANAGEMENT PROCESS
Credit risk is defined as the risk of loss from obligor or counterparty default. Leadership for overall credit risk management at the Company rests with the Chief Risk Officer as Chairman of the ERMC. Credit risks in the Company can be divided into two broad categories, each with distinct risk management tools and metrics: consumer credit risk and institutional credit risk.

CONSUMER CREDIT RISK
Consumer credit risk arises principally from the Company's cardmember receivables and loans in TRS. As a portfolio consisting of millions of borrowers and individual exposures, the portfolio effect from diversification is considerable, with a loss distribution characterized by a high frequency but manageable severity that is more closely linked to general economic conditions than to borrower-specific events.


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           42
                                                                           ...
                                                                Financial Review

Consumer credit risk is managed within a highly organized structure of Board-approved policies covering all facets of credit extension, including approvals, authorizations, line management and fraud prevention. The policies ensure consistent application of credit management principles and standardized reporting of asset quality and loss recognition metrics across domestic and international portfolios. Moreover, consumer credit risk management is supported by sophisticated proprietary scoring and decision-making models.

Credit underwriting decisions are made based on a sophisticated evaluation of product economics and customer behavior predictions. The Company has developed unique decision logic for each customer interaction, including prospect targeting, new accounts, line assignment, line management, balance transfer, cross sell and account management. Each decision has benefited from sophisticated modeling capability that uses the most up-to-date information on customers, including extensive payment history, purchase data and insights from proprietary data feeds from all three credit bureaus.

In addition to the impact of improved risk management processes, the Company's overall consumer credit performance has also benefited from the shifting mix of the portfolio towards products that reward the customer for spending. Rewards attract higher spending from premium customers, which in turn leads to lower credit loss rates. Moreover, rewards and other incentives offered at acquisition improve the risk profile of new customers. Since 2001, the percentage of accounts receivable from rewards-based products has increased from approximately 45 percent to 70 percent.

The combination of reward-related spending growth and improved risk management processes has resulted in lower credit losses for every vintage. For example, the loss rate of the 2004 vintage is 40 percent lower than that of the 2003 vintage. Similarly, the Company is experiencing lower credit losses for every tenure, with a 19 percent improvement since 2001 from accounts with a tenure greater than 5 years and a 12 percent improvement from accounts with a tenure less than 5 years.

The asset quality of the consumer portfolio is discussed in the TRS Results of Operations section.

INSTITUTIONAL CREDIT RISK
Institutional credit risk arises in each of the Company's operating segments:

o  insurance and investment certificates at AEFA;
o the corporate card, large establishment services and network services businesses within TRS; and
o  the Financial Institutions Group at AEB.

Unlike consumer credit risk, institutional credit risk is characterized by a lower loss frequency but higher severity that, although affected by general economic conditions, is generally linked to more borrower-specific events. The Company's senior risk officers recognize that the absence of large losses in any given year or over several years is not representative of the riskiness of an institutional portfolio, given the infrequency of loss events in such a portfolio.

In 2004, the ERMC initiated a major project to upgrade risk management practices relating to institutional credit risk exposures. A key goal of this initiative is to establish escalation procedures for scrutinizing institutional exposures based on the size or riskiness of proposed exposures. These institutional credit management processes will be formalized in credit policies to be reviewed and approved by the Company's Board on an ongoing basis.


MARKET RISK MANAGEMENT PROCESS
Market risk represents the loss in value of portfolios and financial instruments due to adverse changes in market variables. The Company's market risk consists of:
o  interest rate risk in its card, insurance and certificate businesses;
o  foreign exchange risk in its international operations; and
o  equity market risk in asset management.

Market risk is centrally managed by the corporate treasurer who also acts as the Vice Chairman of the ERMC. Within each business, market risk exposures are monitored and managed by various asset liability committees within the parameters of Board-approved policies covering derivative financial instruments, funding and investments. With respect to derivative financial instruments, the value of such instruments is derived from an underlying variable or multiple variables, including commodity, equity, foreign exchange and interest rate indices or prices. These instruments enable the end users to increase, reduce or alter exposure to various market risks and, as such, are an integral component of the Company's market risk and related asset liability management strategy and processes. Use of derivative financial instruments in each line of business risk management process is incorporated into the discussion below as well as the respective segment risk management section.


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           43
                                                                           ...
                                                                Financial Review

Market exposure in TRS is a byproduct of the delivery of products and services to cardmembers. Interest rate risk is generated by funding cardmember charges and fixed rate loans with variable rate borrowings. Such assets and liabilities generally do not create naturally offsetting positions as it relates to basis, re-pricing, or maturity characteristics. By using derivative financial instruments, such as interest rate swaps, the interest rate profile can be adjusted to maintain and manage a desired profile. A portion of variable rate interest rate risk exposure usually remains unhedged, to enable the Company to take a view on interest rate changes. In addition, foreign exchange risk is generated by cardmember cross-currency charges, foreign currency denominated balance sheet exposures and foreign currency earnings in international units. The Company hedges this market exposure to the extent it is economically justified through various means including the use of derivative financial instruments, such as foreign exchange forward and cross-currency swap contracts, which can help "lock in" the Company's exposure to specific currencies at a specified rate. As a general matter, virtually all foreign exchange risk arising from cardmember cross-currency charges, foreign currency balance sheet exposures and foreign currency earnings is risk managed to mitigate the Company's exposure to currency rate fluctuations.

At AEFA, there are two principal components of market risk: interest rate risk through its insurance, annuity and investment certificate products and equity market risk within its asset management activities. Interest rate risk is managed through the use of a variety of tools that include modifying the maturities of investments in the insurance and certificates units and entering into derivative financial instruments, such as interest rate swaps, caps, floors, and swaptions, that change the interest rate characteristics of customer liabilities. Since certain of AEFA's investments and asset management activities are impacted by the value of its equity portfolios, from time to time, AEFA enters into hedging strategies, that may include the use of equity derivative financial instruments, such as equity options, to mitigate its exposure to the volatility in the equity markets.

Market risk arises at AEB from trading in foreign exchange (both directly through daily exchange transactions as well as through foreign exchange derivatives), interest rate derivatives (primarily swaps), equity derivatives and securities trading. Market risk is also generated by interest rate risk associated with short-funding the long-term investment portfolio.

Proprietary positions taken in foreign exchange instruments, interest rate instruments and the securities portfolio are monitored daily against Value-at-Risk (VaR) limits approved by the Board of AEB. Similarly, interest rate risk arising from funding the long-term investment portfolio is monitored against Earnings-at-Risk (EaR) limits established by the Board of AEB.


OPERATIONAL RISK MANAGEMENT PROCESS
The Company defines operational risk as the risk of not achieving business objectives due to failed processes, people or information systems, or from the external environment (e.g., natural disasters).

The management of operational risk is an important priority for the Company. Operational risk can impact an organization through direct or indirect financial loss, brand or reputational damage, customer dissatisfaction, or legal or regulatory penalties. The Company has an annual business unit review process that identifies its primary operational risk and mitigation strategies. Additionally, the Company is committed to improving its ability to prioritize and manage operational risk through the delivery of a comprehensive operational risk program. The Operational Risk Committee, which includes representatives from the business units, is developing enterprise-wide guidelines and tools for managing operational risk. The Committee is chaired by the Chief Operational Risk Officer and Vice Chairman of the ERMC who is responsible for overseeing the implementation of the Company's operational risk program. However, day-to-day management of operational risk lies with the business units.

During 2004, the Company continued to enhance its operational risk management practices through the implementation of a comprehensive self-assessment methodology. The self-assessment methodology is based on COSO (The Committee of Sponsoring Organizations of the Treadway Commission) principles, and facilitates compliance with Section 404 of the Sarbanes-Oxley Act. The implementation of this methodology has resulted in improved operational risk intelligence and a heightened level of preparedness to deal with operational risk events and conditions that may adversely impact the Company's operations.


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           44
                                                                           ...
                                                                Financial Review

TRAVEL RELATED SERVICES


Results of Operations
STATEMENTS OF INCOME



Years Ended December 31, (Millions)             2004         2003         2002
--------------------------------------------------------------------------------
Net revenues:
   Discount revenue                         $ 10,249      $ 8,781      $ 7,931
   Lending:
     Finance charge revenue                    2,795        2,525        2,338
     Interest expense                            571          483          510
--------------------------------------------------------------------------------
        Net finance charge
          revenue                              2,224        2,042        1,828
   Net card fees                               1,909        1,835        1,726
   Travel commissions
     and fees                                  1,795        1,507        1,408
   Other commissions
     and fees                                  2,230        1,901        1,833
   Travelers Cheque
     investment income                           378          367          375
   Securitization income, net                  1,132        1,105        1,049
   Other                                       1,661        1,651        1,571
--------------------------------------------------------------------------------
          Total net revenues                  21,578       19,189       17,721
--------------------------------------------------------------------------------
Expenses:
   Marketing, promotion,
     rewards and
     cardmember services                       4,944        3,814        3,027
   Provision for losses
     and claims:
     Charge card                                 833          853          960
     Lending                                   1,130        1,218        1,369
     Other                                       176          127          149
--------------------------------------------------------------------------------
        Total                                  2,139        2,198        2,478
   Charge card interest
     expense                                     713          786        1,001
   Human resources                             4,389        3,822        3,503
   Other operating expenses:
     Professional services                     2,101        1,958        1,693
     Occupancy and
        equipment                              1,300        1,199        1,102
     Communications                              465          452          443
     Other                                     1,410        1,389        1,394
--------------------------------------------------------------------------------
        Total other operating
          expenses                             5,276        4,998        4,632
================================================================================
          Total expenses                      17,461       15,618       14,641
--------------------------------------------------------------------------------
Pretax income                                  4,117        3,571        3,080
Income tax provision                           1,265        1,141          945
--------------------------------------------------------------------------------
Net income                                  $  2,852      $ 2,430      $ 2,135
================================================================================

See Glossary of Selected Terminology section for definitions of key terms.

TRS reported net income of $2.9 billion in 2004, a 17 percent increase from $2.4 billion in 2003, which increased 14 percent from 2002.

The quality of TRS' card customer base, the breadth of its product portfolio, the benefits of its reward-based, spend oriented business model and its improved revolving credit capabilities combined to create a competitive advantage that was leveraged effectively to deliver strong TRS results. The Company's continued investments in growth initiatives over the past several years have resulted in strong growth in cardmember spending in the retail and everyday spending categories and continued improvement in the travel and entertainment sector, significant increases in cards-in-force from expansion of both proprietary and network card businesses, and quality lending balance growth. See Executive Overview for a general discussion of TRS' businesses and operations.

TRS' owned portfolio is primarily comprised of cardmember receivables generated by the Company's charge card products, unsecuritized U.S. cardmember loans and international cardmember loans.

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

The following management discussion includes information on both a GAAP basis and managed basis. The Company presents TRS information on a managed basis because that is the way the Company's management views and manages the business. It differs from the accompanying financial statements, which are prepared in accordance with GAAP, as managed basis presentation assumes there have been no securitization transactions, i.e., as if all securitized cardmember loans and related income effects are reflected in the Company's balance sheet and income statement, respectively. Management believes that the trends in the Company's cardmember lending business are more accurately portrayed by evaluating the performance of both securitized and non-securitized cardmember loans. Asset securitization is just one of several ways the Company funds cardmember loans. Use of a managed basis presentation, including non-securitized and securitized cardmember loans, presents a more accurate picture of the key dynamics of the cardmember lending business, avoiding distortions due to the mix of funding sources


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           45
                                                                           ...
                                                                Financial Review
at any particular point in time. For example, irrespective of the mix, it is important for management and investors to see metrics, such as changes in delinquencies and write-off rates, for the entire cardmember lending portfolio because it is more representative of the economics of the aggregate cardmember relationships and ongoing business performance and trends over time. It is also important for investors to see the overall growth of cardmember loans and related revenue and changes in market share, which are significant metrics in evaluating the Company's performance and which can only be properly assessed when all non-securitized and securitized cardmember loans are viewed together on a managed basis. Asset securitization activity of the Company is discussed in detail in the TRS Liquidity and Capital Resources section.

On a GAAP basis, results reflect finance charge revenue on the owned loan portfolio as well as finance charge revenue on the retained seller's interest from securitization activity. GAAP basis results also include investment income on the Company's investments in other subordinated retained interests from loan securitization issuances.

Additionally, on a GAAP basis, results reflect net securitization income, which is comprised of the non-credit provision components of the net gains and charges from securitization activities, excess spread related to securitized loans, net finance charge revenue on retained interests in securitized loans, and servicing income, net of related discounts or fees. Excess spread, which is the net positive cash flow from interest and fee collections allocated to the investor's interests after deducting the interest paid on investor certificates, credit losses, contractual servicing fees and other expenses is recognized in securitization income as it is earned. Net securitization income of $1.1 billion increased slightly in 2004 compared to 2003 as the impact of higher average securitized loan balances was partially offset by lower net gains from securitization activities. Net securitization income increased 5 percent to $1.1 billion in 2003 primarily as a result of a higher average balance of cardmember lending securitizations. See Selected Statistical Information below for data relating to TRS' owned loan portfolio.

During the years ended December 31, 2004, 2003 and 2002, TRS recognized net gains of $26 million ($17 million after-tax), $124 million ($81 million after-tax) and $136 million ($88 million after-tax), respectively, from net securitization activities. For the year ended December 31, 2004, the net gains consist of $230 million of income from the sale of $1.4 billion of certain subordinated retained interests and the securitization of $3.9 billion of cardmember loans, including the impact of the related credit reserves on the sold loans. This amount is partially offset by $204 million of charges related to the maturity of $3.0 billion of previously outstanding issuances, changes in interest-only strip assumptions and a current year reconciliation adjustment to lending receivable accounts. For the year ended December 31, 2003, $3.5 billion of U.S. lending receivables were securitized and $1.0 billion of securitization transactions matured.

Management views any net gains from securitizations as discretionary benefits to be used for card acquisition expenses, which are reflected in both marketing, promotion, rewards and cardmember services and other operating expenses. Consequently, the managed basis presentation for the years ended December 31, 2004, 2003 and 2002 assumes that the impact of this net activity was offset by higher marketing, promotion, rewards and cardmember services expenses of $16 million, $74 million and $81 million, respectively, and other operating expenses of $10 million, $50 million and $55 million, respectively. Accordingly, the incremental expenses, as well as the impact of this net activity, have been eliminated.

The following tables reconcile the GAAP basis for certain TRS income statement line items to the managed basis information, where different.


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           46
                                                                           ...
                                                                Financial Review

GAAP Basis to Managed Basis Reconciliation -- Effect of Securitizations Years Ended December 31, (Millions)


                                                GAAP Basis
                                   -----------------------------------
                                       2004         2003         2002
----------------------------------------------------------------------
  Net revenues:
    Discount revenue               $ 10,249      $ 8,781      $ 7,931
    Lending:
       Finance charge revenue         2,795        2,525        2,338
       Interest expense                 571          483          510
--------------------------------------------------------------------------------
            Net finance
              charge revenue          2,224        2,042        1,828
    Net card fees                     1,909        1,835        1,726
    Travel commissions
       and fees                       1,795        1,507        1,408
    Other commissions
       and fees                       2,230        1,901        1,833
    Travelers Cheque
       investment income                378          367          375
    Securitization income, net        1,132        1,105        1,049
    Other                             1,661        1,651        1,571
--------------------------------------------------------------------------------
            Total net revenues       21,578       19,189       17,721
--------------------------------------------------------------------------------
  Expenses:
    Marketing, promotion,
       rewards and
       cardmember services            4,944        3,814        3,027
    Provision for losses
       and claims:
       Charge card                      833          853          960
       Lending                        1,130        1,218        1,369
       Other                            176          127          149
--------------------------------------------------------------------------------
            Total                     2,139        2,198        2,478
    Charge card
       interest expense                 713          786        1,001
    Human resources                   4,389        3,822        3,503
    Other operating
       expenses:
       Professional services          2,101        1,958        1,693
       Occupancy and
         equipment                    1,300        1,199        1,102
       Communications                   465          452          443
       Other                          1,410        1,389        1,394
--------------------------------------------------------------------------------
            Total other
              operating expenses      5,276        4,998        4,632
--------------------------------------------------------------------------------
              Total expenses         17,461       15,618       14,641
--------------------------------------------------------------------------------
  Pretax income                       4,117        3,571        3,080
  Income tax provision                1,265        1,141          945
--------------------------------------------------------------------------------
  Net income                       $  2,852      $ 2,430      $ 2,135
--------------------------------------------------------------------------------

See Glossary of Selected Terminology section for definitions of key terms.

                                                              Effect of Securitizations
                                   -----------------------------------------------------------------------------
                                            Securitization Effect                        Managed Basis
                                   -----------------------------------------------------------------------------
                                      2004         2003          2002            2004          2003         2002
----------------------------------------------------------------------------------------------------------------
   Net revenues:
    Discount revenue
    Lending:
       Finance charge revenue      $ 2,222       $2,172        $2,166        $  5,017      $  4,697      $ 4,504
       Interest expense                384          317           340             955           800          850
----------------------------------------------------------------------------------------------------------------
            Net finance
              charge revenue         1,838        1,855         1,826           4,062         3,897        3,654
    Net card fees
    Travel commissions
       and fees
    Other commissions
       and fees                        210          193           185           2,440         2,094        2,018
    Travelers Cheque
       investment income
    Securitization income, net      (1,132)      (1,105)       (1,049)             --            --           --
    Other                               --           --           (14)          1,661         1,651        1,557
----------------------------------------------------------------------------------------------------------------
            Total net revenues         916          943           948          22,494        20,132       18,669
----------------------------------------------------------------------------------------------------------------
  Expenses:
    Marketing, promotion,
       rewards and
       cardmember services             (16)         (74)          (81)          4,928         3,740        2,946
    Provision for losses
       and claims:
       Charge card
       Lending                         942        1,067         1,098           2,072         2,285        2,467
       Other
----------------------------------------------------------------------------------------------------------------
            Total                      942        1,067         1,098           3,081         3,265        3,576
    Charge card
       interest expense                 --           --           (14)            713           786          987
    Human resources
    Other operating
       expenses:
       Professional services
       Occupancy and
         equipment
       Communications
       Other                           (10)         (50)          (55)          1,400         1,339        1,339
----------------------------------------------------------------------------------------------------------------
            Total other
              operating expenses       (10)         (50)          (55)          5,266         4,948        4,577
----------------------------------------------------------------------------------------------------------------
              Total expenses       $   916       $  943        $  948        $ 18,377      $ 16,561      $15,589
----------------------------------------------------------------------------------------------------------------


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           47
                                                                           ...
                                                                Financial Review

SELECTED STATISTICAL INFORMATION
(Billions, except percentages and where indicated)



Years Ended December 31,                    2004            2003           2002
--------------------------------------------------------------------------------
Total cards-in-force (millions)*
   United States                            39.9            36.4           34.8
   Outside the United States                25.5            24.1           22.2
--------------------------------------------------------------------------------
     Total                                  65.4            60.5           57.0
--------------------------------------------------------------------------------
Basic cards-in-force (millions)*
   United States                            30.3**          27.7           26.9
   Outside the United States                21.0            19.9           18.3
--------------------------------------------------------------------------------
     Total                                  51.3**          47.6           45.2
--------------------------------------------------------------------------------
Card billed business*
   United States                       $   304.8       $   262.1      $   234.1
   Outside the United States               111.3            90.1           77.3
--------------------------------------------------------------------------------
     Total                             $   416.1       $   352.2      $   311.4
--------------------------------------------------------------------------------
Average discount rate                       2.56%           2.59%          2.64%
Average basic cardmember
   spending (dollars)*                 $   9,460       $   8,367      $   7,645
Average fee per card --
   managed (dollars)*                  $      34       $      35      $      34
Travel sales                           $    19.9       $    16.0      $    15.5
   Travel commissions and
     fees/sales                              9.0%            9.4%           9.1%
Travelers Cheque and
   prepaid products:
   Sales                               $    19.9       $    19.2      $    22.1
   Average outstanding                 $     7.0       $     6.6      $     6.5
   Average investments                 $     7.5       $     7.1      $     6.9
   Investment yield                          5.4%            5.4%           5.6%
   Tax equivalent yield                      8.4%            8.4%           8.7%
--------------------------------------------------------------------------------

* Card billed business and cards-in-force include activities related to proprietary cards and cards issued under network partnership agreements. Average basic cardmember spending and average fee per card are computed from proprietary card activities only.

** Revised from previous disclosure.

See Glossary of Selected Terminology section for definitions of key terms.

Years Ended December 31,                   2004            2003            2002
--------------------------------------------------------------------------------
Worldwide cardmember receivables:
   Total receivables                  $    31.1       $    28.4       $    26.3
   90 days past due as a %
     of total                               1.8%            1.9%            2.2%
   Loss reserves (millions)           $     806       $     916       $     930
     % of receivables                       2.6%            3.2%            3.5%
     % of 90 days past due                  146%            171%            162%
   Net loss ratio as a
     % of charge volume                    0.26%           0.28%           0.38%
Worldwide cardmember lending
   -- owned basis:
   Total loans                        $    26.9       $    25.8       $    22.6
   Past due loans as a %
     of total:
     30-89 days                             1.5%            1.6%            1.9%
     90+ days                               0.9%            1.1%            1.3%
   Loss reserves (millions):
     Beginning balance                $     998       $   1,030       $     831
       Provision                          1,016           1,121           1,271
       Net write-offs                    (1,040)         (1,148)         (1,167)
       Other                                 (2)             (5)             95
--------------------------------------------------------------------------------
     Ending balance                   $     972       $     998       $   1,030
--------------------------------------------------------------------------------
     % of loans                             3.6%            3.9%            4.6%
     % of past due                          151%            145%            144%
   Average loans                      $    25.9       $    22.6       $    19.9
   Net write-off rate                       4.0%            5.1%            5.9%
   Net interest yield                       9.3%            9.8%            9.2%
Worldwide cardmember lending
   -- managed basis:
   Total loans                        $    47.2       $    45.3       $    39.8
   Past due loans as a %
     of total:
     30-89 days                             1.5%            1.6%            1.9%
     90+ days                               0.9%            1.1%            1.2%
   Loss reserves (millions):
     Beginning balance                $   1,541       $   1,529       $   1,240
       Provision                          1,931           2,188           2,370
       Net write-offs                    (1,957)         (2,171)         (2,176)
       Other                                (40)             (5)             95
--------------------------------------------------------------------------------
     Ending Balance                   $   1,475       $   1,541       $   1,529
================================================================================
     % of loans                             3.1%            3.4%            3.8%
     % of past due                          129%            127%            124%
   Average loans                      $    45.4       $    41.6       $    36.7
   Net write-off rate                       4.3%            5.2%            5.9%
   Net interest yield                       8.6%            9.1%           10.0%
================================================================================


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           48
                                                                           ...
                                                                Financial Review

The following discussion of TRS' results is presented on a managed basis.

REVENUES
In 2004, TRS' net revenues increased 12 percent to $22.5 billion primarily due to higher discount revenue from record cardmember spending and a greater number of cards-in-force, higher travel and other commissions and fees, increased cardmember lending net finance charge revenue, from higher average lending balances, and increased net card fees. Net revenues of $20.1 billion in 2003 were 8 percent higher than 2002 as a result of increased discount revenues, cardmember lending net finance charge revenue, and travel and other commissions and fees.

Revenues and expenses are affected by changes in the relative values of non-U.S. currencies to the U.S. dollar. The currency rate changes had a favorable effect on revenue growth of approximately 2 percentage points in 2004 and 3 percentage points in 2003.

Discount revenue is the Company's largest single revenue source and is primarily driven by billed business volumes and the average discount rate earned on those volumes. Discount revenue rose 17 percent to $10.2 billion in 2004 as a result of an 18 percent increase in billed business partially offset by a lower discount rate. The average discount rate in 2004 was 2.56% compared to 2.59% in 2003 primarily reflecting changes in the mix of spending between various merchant segments due to the cumulative impact of stronger than average growth in the lower rate retail and other "everyday spend" merchant categories (e.g., supermarkets, discounters, etc.). Based on the Company's business strategy, it expects to see continued changes in the mix of business. This, combined with volume-related pricing discounts and selective repricing initiatives, will probably continue to result in some discount rate erosion over time. Discount revenue rose 11 percent to $8.8 billion during 2003 as a result of a 13 percent increase in billed business partially offset by a lower discount rate.

The 18 percent increase in billed business to $416.1 billion for 2004 resulted from a 13 percent increase in spending per proprietary basic card worldwide and 8 percent growth in cards-in-force. U.S. billed business rose 16 percent to $304.8 billion reflecting 16 percent growth within the consumer card business, 20 percent growth in small business services volume and a 12 percent increase within corporate services. U.S. non-T&E related volume categories, which represented approximately 67 percent of U.S. billed business in 2004, increased 19 percent over 2003 while U.S. T&E volumes rose 11 percent reflecting continued strengthening across all T&E industries. Total billed business outside the U.S., excluding the impact of foreign exchange translation, grew 15 percent reflecting strong double-digit improvement across all regions. Worldwide airline volumes, which represented 12 percent of total billed business volumes during 2004, increased 14 percent as a result of 15 percent growth in transaction volumes, partially offset by a 1 percent decrease in the average airline charge. Additionally, global network volumes grew over 30 percent as compared to last year.

U.S. cards-in-force rose 9 percent in 2004 to 39.9 million reflecting the benefit of continued strong card acquisition spending, an improved average customer retention level within proprietary issuing business and strong growth in U.S. network cards. Non-U.S. cards-in-force increased 6 percent in 2004 to
25.5 million due to growth in both proprietary and network partnership cards. Worldwide network cards-in-force increased over 30 percent during 2004. In 2003, U.S. cards-in-force rose 4 percent to 36.4 million and non-U.S. cards-in-force increased 9 percent to 24.1 million.

Cardmember lending net finance charge revenue of $4.1 billion rose 4 percent in 2004 primarily due to 9 percent growth in the average balance of the managed lending portfolio partially offset by lower average yields. The net interest yield on the managed worldwide lending portfolio decreased to 8.6% in 2004 from 9.1% in 2003 reflecting a higher average proportion of the portfolio on introductory or promotional rates during the year, lower revolve rates, and improved credit quality, which reduces the proportion of the portfolio at default interest rates. In 2003, cardmember lending net finance charge revenue increased 7 percent to $3.9 billion.

Net card fees increased 4 percent to $1.9 billion in 2004 reflecting the growth in cards-in-force. Key aspects of the Company's business strategy are retention of cardmembers as well as driving growth in cards-in force, whether organically, through related business opportunities, or through joint ventures and acquisitions. The average annual fee per proprietary card-in-force decreased to $34 in 2004 from $35 in 2003 which reflects the increase in the number of fee-free cards issued by the Company. Net card fees increased 6 percent to $1.8 billion in 2003 reflecting growth in cards-in-force and the benefit of selected annual fee increases.

Travel commissions and fees rose 19 percent to $1.8 billion in 2004 due to a 25 percent increase in travel sales, reflecting the Rosenbluth acquisition in late 2003 and improvement within the travel environment,


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           49
                                                                           ...
                                                                Financial Review
partially offset by lower transaction fees related to growth in on-line transaction activity. The volume and type of travel sales are important as the Company earns revenue based on both the number of transactions as well as the sales mix of travel purchased. Travel commissions and fees rose 7 percent to $1.5 billion in 2003 as a result of higher revenue earned per dollar of sales coupled with a 3 percent increase in travel sales, primarily due to the acquisition of Rosenbluth in the fourth quarter of 2003.

Other commissions and fees of $2.4 billion increased 16 percent on greater volume-related foreign exchange conversion fees and higher card-related assessments and network partner-related fees. Other commissions and fees increased 4 percent in 2003 to $2.1 billion due to higher card-related fees and assessments.

EXPENSES
During 2004, TRS' expenses were up 11 percent to $18.4 billion reflecting greater marketing, promotion, rewards and cardmember services expenses, higher human resources expenses and increased total other operating expenses, partially offset by reduced provisions for losses and lower interest costs. Expenses in 2004 included $64 million in aggregate charges recorded in the fourth quarter principally relating to the restructuring of business travel operations. These charges included $46 million of employee severance obligations included in human resources expenses and $18 million of other exit costs primarily relating to the termination of certain real estate property leases. Also included in 2004 expenses was a $117 million net gain on the fourth quarter sale of the equipment leasing product line in the small business financing unit. Expenses in 2003 of $16.6 billion were 6 percent higher than 2002 primarily due to greater marketing, promotion, rewards and cardmember services, human resources and total other operating expenses, partially offset by reduced provisions for losses and interest costs.

Marketing, promotion, rewards and cardmember services expenses increased 32 percent in 2004 to $4.9 billion reflecting both greater rewards costs and higher marketing and promotion expenses. The growth in rewards costs is attributable to a higher redemption rate, strong volume growth and the continued increase in cardmember loyalty program participation. The increase in marketing and promotion expenses is primarily due to the Company's new global brand advertising campaign and the continued focus on business- building initiatives. Marketing, promotion, rewards and cardmember services expenses increased 27 percent in 2003 to $3.7 billion on the continuation of brand and product advertising, an increase in selected card acquisition activities and higher cardmember rewards and services expenses reflecting higher volumes and a higher redemption rate.

Total provisions for losses decreased 6 percent in 2004 primarily as a result of a reduction in cardmember lending provision offset by a net increase in other provisions. Provision for losses on the worldwide lending portfolio decreased 9 percent to $2.1 billion in 2004, despite growth in loans outstanding and increased reserve coverage levels of past due accounts, due to well-controlled credit practices. The worldwide lending provision decreased 7 percent in 2003 to $2.3 billion. The net write-off rate for the worldwide lending portfolio was 4.3% in 2004 as compared to 5.2% and 5.9% in 2003 and 2002, respectively.

Other provisions increased in 2004 primarily reflecting a reconciliation of securitization-related cardmember loans, which resulted in a charge of $115 million (net of $32 million of reserves previously recorded), for balances accumulated over the prior five-year period as a result of a computational error. The amount of the error was immaterial to any of the periods in which it occurred.

Separately, other provisions were favorably impacted by a reduction in merchant-related reserves of approximately $60 million reflecting changes made to mitigate loss exposure and ongoing favorable credit experience with merchants.

In 2003, total provisions decreased 9 percent primarily due to the decrease in the lending provision noted above and an 11 percent reduction in the provision for losses on charge card products primarily due to strong credit quality reflected in an improved past due percentage and loss ratio.

Charge card interest expense declined 9 percent and 20 percent during 2004 and 2003, respectively, due to a lower effective cost of funds, partially offset by a higher average receivable balance. During the fourth quarter of 2004, the Company experienced an increase in the effective cost of funds.

Human resources expense increased 15 percent to $4.4 billion in 2004 primarily due to increased costs related to merit increases, greater management incentives and higher employee benefit costs as well as the impact of the late 2003 acquisition of Rosenbluth and $46 million of severance-related restructuring costs noted earlier. Human resources expenses increased 9 percent in 2003


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           50
                                                                           ...
                                                                Financial Review
primarily due to merit increases and higher employee benefit and management incentive costs, partially offset by the benefits of reengineering efforts.

Total other operating expenses of $5.3 billion increased 6 percent during 2004 primarily due to increases in professional fees and occupancy and equipment expenses, partially offset by the $117 million net gain in connection with the sale of the equipment leasing product line noted earlier. The increase in professional fees primarily reflects the impact of higher business volume-related technology outsourcing costs. Occupancy and equipment expenses increased primarily due to outsourced data processing services and increased depreciation of data processing equipment as well as the impact of the fourth quarter restructuring charges noted earlier. In 2003, total other operating expenses rose 8 percent to $4.9 billion due to the impact of greater business and service volume-related costs, including outsourcing activities, partially offset by the benefits of reengineering initiatives and other cost containment efforts.

The effective tax rate was 31 percent in 2004 versus 32 percent in 2003. The effective tax rate was lower in 2004 as compared to 2003 primarily as a result of one-time and ongoing benefits related to the changes in international funding strategy during 2004, favorable variances between estimates of foreign tax expense and returns actually filed and favorable tax audit experience. The shifts in international funding strategy, which diversify funding sources and increase liquidity, are expected also to benefit TRS' effective tax rate and net income in future periods despite somewhat higher related funding costs.

AIRLINE INDUSTRY MATTERS
Historically, the Company has not experienced significant revenue declines resulting from a particular airline's scaling-back or closure of operations due to bankruptcy or other financial challenges because the volumes generated from the airline are typically shifted to other participants in the industry that accept the Company's card products. Nonetheless, the Company is exposed to business and credit risk in the airline industry primarily through business arrangements where the Company has remitted payment to the airline for a cardmember purchase of tickets that have not yet been used or "flown". This creates a potential exposure for the Company in the event that the cardmember is not able to use the ticket and the Company, based on the facts and circumstances, credits the cardmember for the unused ticket. Historically, this type of exposure has not generated any significant losses for the Company because of the need for an airline that is operating under bankruptcy protection to continue accepting credit and charge cards and honoring requests for credits and refunds in the ordinary course in furtherance of its reorganization and its formal assumption, with bankruptcy court approval, of its card acceptance agreement, including approval of the Company's right to hold cash to cover these potential exposures to provide credits to cardmembers. Typically, as an airline's financial situation deteriorates the Company increases cash held to protect itself in the event of an ultimate liquidation of the airline. The Company's goal in these distressed situations is to hold sufficient cash over time to ensure that upon liquidation the cash held is equivalent to the credit exposure related to any unused tickets.


Liquidity and Capital Resources
SELECTED BALANCE SHEET INFORMATION (GAAP BASIS)



December 31, (Billions, except percentages)               2004             2003
--------------------------------------------------------------------------------
Accounts receivable, net                               $  31.8          $  30.2
Travelers Cheque investments                           $   8.4          $   7.7
Cardmember loans                                       $  26.9          $  25.8
Total assets                                           $  87.8          $  79.3
Travelers Cheques outstanding                          $   7.3          $   6.8
Short-term debt                                        $  17.2          $  21.8
Long-term debt                                         $  28.3          $  16.6
Total liabilities                                      $  79.0          $  71.4
Total shareholder's equity                             $   8.8          $   7.9
Return on average total
   shareholder's equity                                   33.4%            31.3%
Return on average total assets                             3.5%             3.4%
--------------------------------------------------------------------------------

See Glossary of Selected Terminology section for definitions of key terms.

Net accounts receivable and worldwide cardmember loans increased as compared to December 31, 2003, primarily as a result of higher average cardmember spending and an increase in the number of cards-in-force.

Total debt increased compared to December 31, 2003 primarily as a result of increased funding requirements due to the noted increases in cardmember receivable and loan balances as well as the contingent liquidity program discussed below. New long-term borrowing activity during 2004 is described below.


FINANCING ACTIVITIES
TRS funds its cardmember receivables and loans using various funding sources, such as short- and long-term debt, medium-term notes, and sales of cardmember receivables and loans in securitizations. In 2004 and 2003, TRS had uninterrupted access to the money and capital markets to fund its business operations.

TRS funds its receivables and loans primarily through five entities. Credco finances the vast majority of cardmember receivables, while Centurion Bank and FSB


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           51
                                                                           ...
                                                                Financial Review
principally fund cardmember loans originated from the Company's lending activities. In addition, two trusts are used by the Company in connection with the securitization and sale of receivables and loans generated in the ordinary course of TRS' card businesses. The assets securitized consist principally of U.S. consumer cardmember receivables and loans arising from TRS' charge card and lending activities.

TRS' funding needs are met primarily through the following sources:
o  Commercial paper,
o  Bank notes, institutional CDs and Fed Funds,
o  Medium-term notes and senior unsecured debentures,
o  Asset securitizations, and
o  Long-term committed bank borrowing facilities in selected non-U.S. markets.

TRS' debt offerings are placed either directly, as in the case of its commercial paper program through Credco, or through securities brokers or underwriters. In certain international markets, bank borrowings are used to partially fund cardmember receivables and loans. During 2004, TRS diversified its funding base by borrowing under committed bank credit facilities as part of a change in local funding strategies in select international markets.

The following table highlights TRS' outstanding debt (including intercompany balances) and off-balance sheet securitizations as of December 31, 2004 and 2003:


December 31, (Billions)                                      2004           2003
--------------------------------------------------------------------------------
Short-term debt                                           $  17.2        $  21.8
Long-term debt                                               28.3           16.6
--------------------------------------------------------------------------------
Total debt (GAAP basis)                                   $  45.5        $  38.4
Off-balance sheet securitizations(a)                         20.3           19.5
--------------------------------------------------------------------------------
Total debt (managed basis)                                $  65.8        $  57.9
================================================================================

(a) Includes securitized equipment leasing receivables of $0.1 billion at December 31, 2003.

Short-term debt is defined as any debt with an original maturity of 12 months or less. The commercial paper market represents the primary source of short-term funding for the Company. Credco's commercial paper is a widely recognized name among short-term investors and is a principal source of debt for the Company. At December 31, 2004, Credco had $3.8 billion of commercial paper outstanding, net of certain short-term investments. The outstanding amount, net of certain short-term investments, declined $5.0 billion or 57 percent from a year ago primarily as a result of a change in Credco's funding strategy in certain international markets. Average commercial paper outstanding, net of certain short-term investments, was $5.7 billion and $7.7 billion in 2004 and 2003, respectively. TRS currently manages the level of commercial paper outstanding, net of certain short-term investments, such that the ratio of its committed bank credit facility to total short-term debt, which consists mainly of commercial paper, is not less than 100%.

Centurion Bank and FSB raise short-term debt through various instruments. Bank notes issued and Fed Funds purchased by Centurion Bank and FSB totaled approximately $5.2 billion as of December 31, 2004. Centurion Bank and FSB also raise customer deposits through the issuance of certificates of deposits to retail and institutional customers. As of December 31, 2004, Centurion Bank and FSB held $4.5 billion in customer deposits. Centurion Bank and FSB maintain $320 million and $300 million, respectively, of committed bank credit lines as a backup to short-term funding programs. Long-term funding needs are met principally through the sale of cardmember loans in securitization transactions. The Asset/Liability Committees of Centurion Bank and FSB provide management oversight with respect to formulating and ratifying funding strategy and to ensuring that all funding policies and requirements are met.

Medium- and long-term debt is raised through the offering of debt securities in the U.S. and international capital markets. Medium-term debt is generally defined as any debt with an original maturity greater than 12 months but less than 36 months. Long-term debt is generally defined as any debt with an original maturity greater than 36 months. At December 31, 2004, TRS and its subsidiaries had the following amounts of medium- and long-term debt outstanding (including intercompany balances):

                                                                  Total Medium-
December 31, 2004              Medium-term         Long-term     and Long-term,
(Billions)                            Debt              Debt               Debt
-------------------------------------------------------------------------------
Credco                             $  12.2            $  6.4            $  18.6
Centurion Bank                         3.0               1.4                4.4
FSB                                    1.6                --                1.6
Other Subsidiaries                     1.7               2.0                3.7
-------------------------------------------------------------------------------
Total TRS                          $  18.5            $  9.8            $  28.3
================================================================================

In 2005, TRS along with its subsidiaries, Credco, Centurion Bank and FSB, as well as through its securitization trusts, expects to issue approximately $13 billion in medium- and long-term debt to fund business growth and refinance a portion of maturing medium- and long-term debt. The Company expects that its planned funding during the next year will be met through a combination of sources similar to those on which it currently relies. However, the Company continues to assess its


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           52
                                                                           ...
                                                                Financial Review
needs and investor demand and may change its funding mix. The Company's funding plan is subject to various risks and uncertainties, such as disruption of financial markets, market capacity and demand for securities offered by the Company, accounting or regulatory changes, ability to sell receivables and the performance of receivables previously sold in securitization transactions. Many of these risks and uncertainties are beyond the Company's control.

As of December 31, 2004, Credco had the ability to issue approximately $7.3 billion of debt securities under shelf registration statements filed with the SEC.

COST OF FUNDS
Cost of funds is generally determined by a margin or credit spread over a benchmark interest rate. Credit spreads are measured in basis points where 1 basis point equals one one-hundredth of one percentage point. Commercial paper and other short-term debt funding costs are based on spreads benchmarked against London Interbank Offered Rate (LIBOR), a commonly used interest rate. Costs for unsecured long-term debt and securitized funding are based on spreads benchmarked against LIBOR, U.S. Treasury securities of similar maturities or other rates.

ASSET SECURITIZATIONS
TRS, through its subsidiaries, periodically securitizes cardmember receivables and loans arising from its card business. The securitization market provides TRS with very cost-effective funding for its long-term funding needs. Securitization of cardmember receivables and loans is accomplished through the transfer of those assets to a special purpose entity created for the securitization, generally a trust, which in turn issues securities to third-party investors that are collateralized by the transferred assets. The issued securities represent undivided interests in the transferred assets. The proceeds from issuance are distributed to TRS, through its wholly-owned subsidiaries, as consideration for the transferred assets. Securitization transactions are accounted for as either a sale or secured borrowing, based upon the structure of the transaction.

Securitization of cardmember receivables generated under designated consumer charge accounts are accomplished through the transfer of cardmember receivables to the American Express Master Trust (the Charge Trust). Securitizations of these receivables are accounted for as secured borrowings because the Charge Trust is not a qualifying special purpose entity (QSPE). Accordingly, the related assets being securitized are not treated as sold and the securities issued to third-party investors are reported as long-term debt on the Company's Consolidated Balance Sheets. There were no issuances of securities from the Charge Trust during 2004 and 2003. During 2004 and 2003, $1.1 billion and $2.0 billion, respectively, of previously issued trust securities matured.

Securitization of cardmember loans arising from various portfolios of consumer accounts are accomplished through the transfer of cardmember loans to a QSPE, the American Express Credit Account Master Trust (the Lending Trust). Securitizations of loans transferred to the Lending Trust are accounted for as sales. Accordingly, the Company removes the loans from its Consolidated Balance Sheets and recognizes both a gain on sale and other retained interests in the securitization as discussed below. As of December 31, 2004 and 2003, the Lending Trust held total assets of $24.7 billion and $26.8 billion, respectively, of which $20.3 billion and $19.4 billion, respectively, had been sold.

TRS' continued involvement with the securitized cardmember loans includes the process of managing and servicing the securitized loans. In addition, TRS, through its subsidiaries, maintains an undivided, pro-rata interest in all loans transferred (or sold), which is referred to as seller's interest, and is generally equal to the balance of the loans in the Lending Trust less the investors' portion of those assets. As the amount of the loans in the Lending Trust fluctuates due to customer payments, new charges and credit losses, the carrying amount of the seller's interest will vary. However, the seller's interest is required to be maintained at a minimum level of 7% of outstanding principal in the Lending Trust. As of December 31, 2004, the amount of seller's interest was approximately 18% of outstanding principal, well above the minimum requirement.

Additionally, the Company also retains subordinated interests in the securitized loans. Such interests include one or more investments in tranches of the securitization and an interest-only strip. The investments in the tranches of the securitization are accounted for at fair value as Available-for-Sale investment securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and are reported in investments on the Company's Consolidated Balance Sheets. As of December 31, 2004 and 2003, the ending fair value of these retained interests was $0.1 billion and $1.8 billion, respectively. The interest-only strip is also accounted for at fair value consistent with a SFAS No. 115 Available-for-Sale investment but is reported in other assets on the Company's


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           53
                                                                           ...
                                                                Financial Review

Consolidated Balance Sheets. The fair value of the interest-only strip is the present value of estimated future excess spread expected to be generated by the securitized loans over the estimated life of those loans. Excess spread, which is the net positive cash flow from interest and fee collections allocated to the investors' interests after deducting the interest paid on investor certificates, credit losses, contractual servicing fees and other expenses is recognized in securitization income as it is earned. As of December 31, 2004 and 2003, the fair value of the interest-only strip was $207 million and $225 million, respectively.

In accordance with the Lending Trust agreements, the excess spread in the Lending Trust is required to be maintained at a level greater than 0% at any point in time in the Lending Trust. As of December 31, 2004, the percentage of excess spread was approximately 10%, well in excess of the minimum requirement.

Under the respective terms of the Lending Trust and the Charge Trust pooling and servicing agreements, the occurrence of certain events could result in either trust being required to paydown the investor certificates before their expected payment dates over an early amortization period. Examples of these events include:

o for either trust, the failure of the securitized assets to generate specified yields over a defined period of time,

o for the Lending Trust, the decline of the total of the securitized assets' principal balances below a specified percentage of total investor amounts outstanding after the failure to add additional securitized assets as required by the agreement, and

o for the Charge Trust, the decline of the total of the securitized assets' principal balances below a specified percentage of the total principal component.

The Company does not expect an early amortization trigger event to occur. In the event of a paydown of the Lending Trust, $20.3 billion of assets would revert to the balance sheet and an alternate source of funding of a commensurate amount would have to be obtained. Had a total paydown of the Lending Trust hypothetically occurred at a single point in time at December 31, 2004, the one-time negative effect on results of operations would have been approximately $800 million pretax to re-establish reserves and to derecognize the retained interests related to these securitizations that would have resulted when the securitized loans reverted back onto the balance sheet. Subject to the performance of the loans, the one-time negative effect would be offset by finance charge revenue over the life of the loans. Virtually no financial statement impact would occur from a paydown of the Charge Trust, but an alternate source of funding for the $1.9 billion of securities outstanding at December 31, 2004 would have to be obtained.

With respect to both the Lending Trust and the Charge Trust, a decline in the actual or implied short-term credit rating of TRS below A-1/P-1 will trigger a requirement that TRS, as servicer, transfer collections on the securitized assets to investors on a daily, rather than a monthly, basis or make alternative arrangements with the rating agencies to allow TRS to continue to transfer collections on a monthly basis. Such alternative arrangements include obtaining appropriate guarantees for the performance of the payment and deposit obligations of TRS, as servicer.

No officer, director or employee holds any equity interest in the trusts or receives any direct or indirect compensation from the trusts. The trusts in the Company's securitization programs do not own stock of the Company or the stock of any affiliate. Investors in the securities issued by the trusts have no recourse against the Company if cash flows generated from the securitized assets are inadequate to service the obligations of the trusts.


LIQUIDITY
The Company balances the trade-offs between having too much liquidity, which can be costly and limit financial flexibility, with having inadequate liquidity, which may result in financial distress during a liquidity event (see Contingent Liquidity Planning section below). The Company considers various factors in determining its liquidity needs, such as economic and financial market conditions, seasonality in business operations, growth in business segments, cost and availability of alternative liquidity sources and credit rating agency considerations.

In 2004, TRS continued to strengthen its liquidity position by reducing its reliance on short-term debt, extending and spreading out its debt maturities and enhancing the capacity and flexibility of its contingent funding resources. Short-term debt on a GAAP basis as a percentage of total debt declined to 38% at December 31, 2004 from 57% at December 31, 2003. Short-term debt on a managed basis as a percentage of total debt declined to 26% at December 31, 2004 from 38% at December 31, 2003.

TRS estimates it will have funding requirements of approximately $16 billion within the next year related to the maturity of medium- and long-term debt obligations. These requirements include $6.4 billion related to certain securitization transactions that will enter their scheduled amortization period. In addition, TRS expects


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           54
                                                                           ...
                                                                Financial Review
to maintain net short-term debt balances of approximately $14 billion over the period. TRS believes that its funding plan is adequate to meet these requirements.

TRS believes that its existing sources of funding provide sufficient depth and breadth to meet normal operating needs. In addition, alternative liquidity sources are available, mainly in the form of the liquidity portfolio, securitizations of cardmember receivables and loans and committed bank credit facilities, to provide uninterrupted funding over a twelve-month period should access to unsecured debt sources become impaired.


LIQUIDITY PORTFOLIO
During the normal course of business, funding activities may raise more proceeds than are necessary for immediate funding needs. These amounts are invested principally in overnight, highly liquid instruments. In addition, in the fourth quarter of 2003, the Company began a program to develop a liquidity portfolio in which proceeds raised from such borrowings are invested in U.S. Treasury securities. At December 31, 2004, the Company held $4.0 billion of U.S. Treasury notes under this program.

The invested amounts of the liquidity portfolio provide back-up liquidity, primarily for the commercial paper program at Credco, and also flexibility for other short-term funding programs at Centurion Bank and FSB. U.S. Treasury securities are the highest credit quality and most liquid of investment instruments available. The Company can easily sell these securities or enter into sale/repurchase agreements to immediately raise cash proceeds to meet liquidity needs.


COMMITTED BANK CREDIT FACILITIES
The Company maintained committed bank credit facilities with 54 large financial institutions totaling $13.8 billion (including $1.96 billion at the Parent Company and the $2.3 billion Australian Credit Facility discussed below) at December 31, 2004. As contemplated, in the second quarter of 2004, Credco borrowed $1.47 billion under these facilities as part of a change in local funding strategy for business in Canada. Credco has the right to borrow a maximum amount of $12.7 billion (including amounts outstanding) under these facilities, with a commensurate reduction in the amount available to the Parent Company. These facilities expire as follows (billions): 2005, $3.8; 2006, $2.2; 2007, $1.0 and 2009, $6.3. The remaining lines of $0.5 billion have no expiration date.

The availability of the credit lines is subject to the Company's compliance with certain financial covenants, including the maintenance by the Company of consolidated tangible net worth of at least $8.75 billion, the maintenance by Credco of a 1.25 ratio of combined earnings and fixed charges to fixed charges, and the compliance by Centurion Bank and FSB with applicable regulatory capital adequacy guidelines. At December 31, 2004, the Company's consolidated tangible net worth was approximately $13.0 billion, Credco's ratio of combined earnings and fixed charges to fixed charges was 1.36 and Centurion Bank and FSB each exceeded the Federal Deposit Insurance Corporation's "well capitalized" regulatory capital adequacy guidelines. See Note 23 to the Consolidated Financial Statements for a discussion of the potential effect of the proposed spin-off of AEFA on the $8.75 billion tangible net worth covenant.

In the third quarter of 2004, Credco entered into a new 5-year multi-bank credit facility for Australian $3.25 billion (approximately U.S. $2.3 billion) and borrowed Australian $2.7 billion (approximately U.S. $1.9 billion) under this credit facility to provide an alternate funding source for business in Australia. The availability of the Australian credit facility is subject to Credco's maintenance of a 1.25 ratio of combined earnings and fixed charges to fixed charges.

Committed bank credit facilities do not contain material adverse change clauses, which may preclude borrowing under the credit facilities. The facilities may not be terminated should there be a change in the Company's credit rating.

CONTINGENT LIQUIDITY PLANNING
TRS has developed a contingent funding plan that enables it to meet its daily funding obligations when access to unsecured funds in the debt capital markets is impaired or unavailable. This plan is designed to ensure that the Company and all of its main operating entities could continuously maintain normal business operations for at least a twelve-month period in which its access to unsecured funds is interrupted. From time to time, Credco, Centurion Bank or FSB may increase its liquidity portfolio in order to pre-refund maturing debt obligations when financial market conditions are favorable. These levels are monitored and adjusted when necessary to maintain short-term liquidity needs in response to seasonal or changing business conditions. In addition, the Company maintains substantial flexibility to reduce its operating cash requirements, such as through its share repurchase program, and the delay or deferment of certain operating expenses.

The funding sources that would be relied upon depend on the exact nature of such a hypothetical liquidity crisis; nonetheless, TRS' liquidity sources are designed


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           55
                                                                           ...
                                                                Financial Review
with the goal of ensuring there is sufficient cash on hand to fund business operations over a twelve-month period regardless of whether the liquidity crisis was caused by an external, industry or Company specific event. The contingent funding plan also addresses operating flexibilities in quickly making these funding sources available to meet all financial obligations. The simulated liquidity crisis is defined as a sudden and unexpected event that temporarily impairs access to or makes unavailable funding in the unsecured debt markets. The contingent funding plan includes access to diverse sources of alternative funding, including but not limited to its liquidity investment portfolio, committed bank lines, intercompany borrowings, sale of consumer loans and cardmember receivables through its existing securitization programs and sale of other eligible receivables, such as corporate and small business receivables and international cardmember loans and receivables, through enhanced securitization programs. TRS estimates that, under a worst case liquidity crisis scenario, it has in excess of $30 billion in alternate funding sources available to cover cash needs over the first 60 days after a liquidity crisis has occurred.

CONTINGENT SECURITIZATION CAPACITY
A key source in the Company's contingent funding plan is asset securitization. Management expects that $17 billion of additional consumer loans, small business loans and cardmember receivables could be sold to existing securitization trusts. The Company has added the capabilities to sell a wider variety of cardmember receivable portfolios to further enhance the Company's flexibility in accessing diverse funding sources on a contingency basis.

The Company believes that the securitized financing would be available even through adverse conditions due to the structure, size and relative stability of the securitization market. Proceeds from secured financings completed during a liquidity crisis could be used to meet current obligations, to reduce or retire other contingent funding sources such as bank credit lines, or a combination of the two. However, other factors affect the Company's ability to securitize loans and receivables, such as credit quality of the assets and the legal, accounting, regulatory and tax environment for securitization transactions. Material changes in any of these factors may potentially limit the Company's ability to securitize its loans and receivables and could introduce certain risks to the Company's ability to meet its financial obligations. In such a case, the use of investment securities, asset dispositions, asset monetization strategies and flexibility to reduce operating cash needs could be utilized to meet its liquidity needs.

RISK MANAGEMENT
For TRS' charge card and fixed rate lending products, interest rate exposure is managed through a combination of shifting the mix of funding toward fixed rate debt and through the use of derivative instruments, with an emphasis on interest rate swaps, that effectively fix TRS' interest expense for the length of the swap. The Company endeavors to lengthen the maturity of interest rate hedges in periods of falling interest rates and to shorten their maturity in periods of rising interest rates. For the majority of its cardmember loans, which are linked to a floating rate base and generally reprice each month, TRS uses floating rate funding. TRS regularly reviews its strategy and may modify it. Non-trading interest rate products, primarily interest rate swaps, with notional amounts of approximately $37.8 billion, a portion of which extends to 2009, were outstanding at December 31, 2004.

The detrimental effect on TRS' pretax earnings of a hypothetical 100 basis point increase in interest rates would be approximately $61 million ($50 million related to the U.S. dollar) and $64 million ($50 million related to the U.S. dollar), based on the 2004 and 2003 year-end positions, respectively. This effect is primarily a function of the extent of variable rate funding of charge card and fixed rate lending products, to the degree that interest rate exposure is not managed by derivative financial instruments.

TRS' foreign exchange risk arising from cross-currency charges and balance sheet exposures is managed primarily by entering into agreements to buy and sell currencies on a spot or forward basis. At December 31, 2004, foreign currency products with total notional amounts of approximately $7.5 billion were outstanding.

Based on the year-end 2004 and 2003 foreign exchange positions, but excluding forward contracts managing the anticipated overseas operating results for the subsequent year, the effect on TRS' earnings of a hypothetical 10 percent change in the value of the U.S. dollar would be immaterial. With respect to forward contracts related to anticipated overseas operating results for the subsequent year, a 10 percent change would hypothetically impact pretax income by $68 million and $57 million related to the 2004 and 2003 year-end positions, respectively.


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           56
                                                                           ...
                                                                Financial Review

AMERICAN EXPRESS FINANCIAL ADVISORS


Results of Operations

STATEMENTS OF INCOME



Years Ended December 31, (Millions)             2004         2003         2002
--------------------------------------------------------------------------------
Revenues:
   Net investment income                     $ 2,375      $ 2,279       $ 2,058
   Investment management
     and service fees                          1,732        1,336         1,316
   Distribution fees                           1,298        1,092           976
   Variable life insurance and
     variable annuity charges*                   444          424           416
   Life and health insurance
     premiums                                    356          351           334
   Property-casualty insurance
     premiums                                    422          326           229
   Other                                         408          334           288
--------------------------------------------------------------------------------
        Total revenues                         7,035        6,142         5,617
================================================================================
Expenses:
   Provision for losses and
     benefits:
     Interest credited on
        annuities and universal
        life-type contracts                    1,128        1,224         1,158
     Benefits on insurance
        and annuities                            459          440           436
     Interest credited on
        investment certificates                  224          201           183
     Losses and expenses on
        property-casualty
        insurance                                327          257           177
--------------------------------------------------------------------------------
        Total                                  2,138        2,122         1,954
   Human resources -- Field                    1,332        1,067           979
   Human resources --
     Non-field                                   919          729           598
   Amortization of deferred
     acquisition costs                           405          476           558
   Other                                       1,155          889           663
--------------------------------------------------------------------------------
        Total expenses                         5,949        5,283         4,752
--------------------------------------------------------------------------------
Pretax income before
   accounting change                           1,086          859           865
Income tax provision                             280          177           233
--------------------------------------------------------------------------------
Income before accounting
   change                                        806          682           632
Cumulative effect of
   accounting change, net
   of tax                                        (71)         (13)           --
--------------------------------------------------------------------------------
Net income                                    $  735       $  669       $   632
================================================================================

* Includes variable universal life and universal life insurance charges.

See Glossary of Selected Terminology section for definitions of key terms.


SELECTED STATISTICAL INFORMATION



Years Ended December 31,
(Millions, except where indicated)             2004          2003         2002
--------------------------------------------------------------------------------
Life insurance inforce
   (billions)                               $ 145.8       $ 131.4      $  119.0
Deferred annuities inforce
   (billions)                               $  51.8       $  47.4      $   41.0
Assets owned, managed
   or administered (billions):
   Assets managed for
     institutions                           $ 139.3       $ 116.4      $   42.3
   Assets owned, managed
     or administered for
     individuals:
     Owned assets:
        Separate account
          assets                               35.9          30.8          22.0
        Other owned assets                     61.2          53.8          51.7
--------------------------------------------------------------------------------
          Total owned assets                   97.1          84.6          73.7
     Managed assets                           117.5         110.2          81.6
     Administered assets                       58.8          54.1          33.0
--------------------------------------------------------------------------------
          Total                             $ 412.7       $ 365.3      $  230.6
================================================================================
Market appreciation
   (depreciation) and foreign
   currency translation
   during the period:
   Owned assets:
     Separate account assets                $ 3,198       $ 5,514      $ (5,057)
     Other owned assets                     $    45       $  (244)     $    898
   Managed assets                           $23,447       $26,213      $(16,788)
Cash sales:
   Mutual funds                             $35,025       $30,407      $ 31,945
   Annuities                                  7,820         8,335         8,541
   Investment certificates                    7,141         5,736         4,088
   Life and other insurance
     products                                   907           760           710
   Institutional                              7,683         3,033         3,331
   Other                                      4,477         5,787         5,201
--------------------------------------------------------------------------------
     Total cash sales                       $63,053       $54,058      $ 53,816
================================================================================
Number of financial advisors                 12,344        12,121        11,689
Fees from financial plans
   and advice services                      $ 138.8       $ 120.7      $  113.9
Percentage of total sales
   from financial plans and
   advice services                             75.3%         74.8%         73.3%
================================================================================


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           57
                                                                           ...
                                                                Financial Review

AEFA's 2004 income before accounting change rose 18 percent to $806 million, up from $682 million in 2003. AEFA's net income increased 10 percent to $735 million in 2004, up from $669 million in 2003 and $632 million in 2002. AEFA's 2004 results reflect the $71 million ($109 million pretax) impact of the January 1, 2004 adoption of SOP 03-1. SOP 03-1 requires insurance enterprises to establish liabilities for benefits that may become payable under variable annuity death benefit guarantees or other insurance and annuity contract provisions. Results for 2003 reflect the impact of the December 31, 2003 adoption of FIN 46, as revised, which addresses consolidation by business enterprises of VIEs and is discussed in more detail below.

REVENUES
Total revenues increased 15 percent in 2004 to $7.0 billion primarily due to significantly higher investment management and service fees, greater distribution fees, larger net investment income, greater property-casualty insurance premiums and higher other revenues. In addition, the acquisition of Threadneedle on September 30, 2003 contributed approximately 5 percent to the revenue growth and a modest contribution to net income growth. Total revenues rose 10 percent in 2003 to $6.1 billion due to higher net investment income, increased distribution fees and larger property-casualty insurance premiums.

Net investment income increased 4 percent to $2.4 billion in 2004 primarily due to the benefits of higher levels of invested assets and net investment gains in 2004 compared to net investment losses in 2003. During 2003, net investment income increased reflecting higher levels of invested assets and the effect of appreciation in the S&P 500 on the value of options hedging outstanding stock market certificates and equity indexed annuities versus market depreciation in the previous year, which was offset in the related provisions for losses and benefits. These increases were partially offset by a lower average yield.

Realized gains and losses are recorded in net investment income and are summarized in the following table. For 2004, the total investment gains include $25 million in benefits reflecting lower than expected losses resulting from management's first quarter 2004 decision to liquidate a secured loan trust
(SLT) managed by AEFA. Total investment losses during 2004 include $53 million of charges related to three SLT liquidations (including the original first quarter $49 million charge).


Years Ended December 31, (Millions)                2004        2003        2002
--------------------------------------------------------------------------------
Gross investment gains:
   Available-for-Sale securities                  $  68       $ 323       $ 342
   SLT liquidation(a)                                25          --          --
   Structured investments(b)                         --          18          17
   Other                                              7           2           2
--------------------------------------------------------------------------------
     Total                                        $ 100       $ 343       $ 361
================================================================================
Gross investment losses:
   Available-for-Sale securities                  $ (22)      $(146)      $(168)
   SLT liquidation(a)                               (53)         --          --
   Commercial mortgages                             (10)        (20)        (26)
   Structured investments(b)                         (2)        (34)        (40)
   Other                                             --          --          (2)
--------------------------------------------------------------------------------
     Total                                        $ (87)      $(200)      $(236)
================================================================================
Other-than-temporary
   impairments:
   Available-for-Sale securities                  $  (2)      $(163)      $(204)
--------------------------------------------------------------------------------
     Total                                        $  (2)      $(163)      $(204)
================================================================================

(a)  Relates to SLTs consolidated in accordance with FIN 46.

(b) Includes yield adjustments reflected in net investment income resulting from changes in cash flow estimates and the application of EITF 96-12, "Recognition of Interest Income and Balance Sheet Classification of Structured Notes."

Investment management and service fees increased 30 percent to $1.7 billion. Approximately 75 percent of the increase was due to the full-year impact of Threadneedle with the remaining increase primarily attributed to strengthening equity markets and net asset inflows. In 2003, investment management and services fees rose 2 percent due to higher average assets under management reflecting the Threadneedle acquisition.

Distribution fees increased 19 percent to $1.3 billion primarily due to greater mutual fund fees driven principally by fees earned on wrap account assets as well as increased retail and institutional brokerage fees. The asset values of wrap accounts were up 52 percent versus 2003 . In 2003, distribution fees increased 12 percent as a result of greater limited partnership product sales and an increase in brokerage-related activities.

Property-casualty insurance premiums rose significantly in 2004 and 2003 to $422 million and $326 million, respectively, driven primarily by an increase in the average number of policies inforce, primarily automobile insurance sold through the Costco relationship.


EXPENSES
Total provision for losses and benefits increased slightly to $2.1 billion from 2003 levels, which increased 9 percent from 2002. Interest credited on annuities and universal life type contracts decreased 8 percent to $1.1 billion due to lower interest crediting rates, partially offset by higher average inforce levels.


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           58
                                                                           ...
                                                                Financial Review

In 2003, interest credited on annuities and universal life type contracts increased 6 percent to $1.2 billion due to higher average inforce levels of both annuities and insurance products and the effect of appreciation in the S&P 500 on equity indexed annuities in 2003 versus depreciation in 2002, partially offset by lower interest crediting rates. Losses and expenses on property-casualty insurance increased 27 percent to $327 million during 2004 and 45 percent during 2003 primarily due to the increase in the average number of policies inforce noted earlier.

During 2004 and 2003, field force human resources expenses increased 25 percent and 9 percent, respectively, primarily due to increased advisor production levels, the Threadneedle acquisition, an increase in field force headcount during both years and, in 2004, the effect of reduced levels of DAC capitalization resulting from the mix of product sales.

Non-field human resources expenses increased 26 percent during 2004 primarily due to the full-year effect of the Threadneedle acquisition, higher salaries and benefits, and increased management incentives costs for employees (excluding financial advisors). The average number of employees (excluding financial advisors) was up 7 percent due to the acquisition of Threadneedle; excluding the Threadneedle impact, the average number of employees was level with 2003. Non-field human resources expenses increased 22 percent in 2003, reflecting merit increases and greater employee benefit and management incentive costs for employees (excluding financial advisors), as well as the effect of the Threadneedle acquisition.

DAC amortization expense of $405 million decreased 15 percent during 2004 primarily due to a first quarter $66 million DAC valuation benefit reflecting an adjustment associated with the lengthening of amortization periods for certain insurance and annuity products in conjunction with the adoption of SOP 03-1. In addition, DAC amortization expense was impacted by a net $22 million DAC valuation benefit from the third quarter review of DAC as compared to the prior year. During 2003, DAC amortization expense also decreased 15 percent primarily reflecting the impact of a net $46 million DAC valuation benefit from the third quarter review as compared to the prior year. See the DAC section below for further discussion of DAC and related 2004 and 2003 adjustments.

Other operating expenses increased 30 percent to $1.2 billion reflecting the full-year impact of the Threadneedle acquisition, higher costs related to various mutual fund regulatory and legal matters and higher advertising and promotion expense. During 2003, other operating expenses also increased significantly due to the impact of fewer capitalized DAC-related costs, the effect of the Threadneedle acquisition in late 2003 and greater legal costs related to various mutual fund industry regulatory matters.

The effective tax rate at AEFA increased to 26 percent in 2004 from 21 percent in 2003 primarily due to the impact of higher pretax income compared to tax-advantaged items, reduced low income housing credits and the one-time effect of favorable technical guidance related to the taxation of dividend income recognized in 2003.

DEFERRED ACQUISITION COSTS
Deferred acquisition costs represent the costs of acquiring new business, principally direct sales commissions and other distribution and underwriting costs that have been deferred on the sale of annuity, life and health insurance and, to a lesser extent, property/casualty and certain mutual fund products. These costs are deferred to the extent they are recoverable from future profits. For annuity and insurance products, DAC are amortized over periods approximating the lives of the business, generally as a percentage of premiums or estimated gross profits or as a portion of the interest margins associated with the products. For certain mutual fund products, DAC are generally amortized over fixed periods on a straight-line basis.

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

Management monitors other principal DAC assumptions, such as persistency, mortality rates, interest margin and maintenance expense level assumptions, each quarter. Unless management identifies a material deviation over the course of the quarterly monitoring, management reviews and updates these DAC assumptions annually in the third quarter of each year. When


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           59
                                                                           ...
                                                                Financial Review
assumptions are changed, the percentage of estimated gross profits or portion of interest margins used to amortize DAC might also change. A change in the required amortization percentage is applied retrospectively; an increase in amortization percentage will result in an increase in DAC amortization expense while a decrease in amortization percentage will result in a decrease in DAC amortization expense. The impact on results of operations of changing assumptions with respect to the amortization of DAC can be either positive or negative in any particular period and is reflected in the period in which such changes are made. As a result of these reviews, AEFA took actions in both 2004 and 2003 that impacted DAC balances and expenses.

In the third quarter 2004, these actions resulted in a net $24 million DAC amortization expense reduction reflecting: (i) a $27 million DAC amortization reduction reflecting lower than previously assumed surrender and mortality rates on variable annuity products, higher surrender charges collected on universal and variable universal life products and higher than previously assumed interest rate spreads on annuity and universal life products; (ii) a $3 million DAC amortization reduction reflecting a change to the mid-term assumed growth rate on variable annuity and variable universal life products; and (iii) a $6 million DAC amortization increase primarily reflecting a reduction in estimated future premiums on variable annuity products.

In the third quarter 2003, these actions resulted in a net $2 million DAC amortization expense reduction reflecting: (i) a $106 million DAC amortization reduction resulting from extending 10-15 year amortization periods for certain flex annuity products to 20 years based on current measurements of meaningful life; (ii) a $92 million DAC amortization increase resulting from the recognition of premium deficiency on AEFA's long-term care products; and (iii) a $12 million net DAC amortization increase across AEFA's universal life, variable universal life and annuity products, primarily reflecting lower than previously assumed interest rate spreads, separate account fee rates and account maintenance expenses.

During the first quarter of 2004 and in conjunction with the adoption of SOP 03-1, AEFA (1) established additional liabilities for insurance benefits that may become payable under variable annuity death benefit guarantees or on single pay universal life contracts, which prior to January 1, 2004, were expensed when payable; and (2) extended the time periods over which DAC associated with certain insurance and annuity products are amortized to coincide with the liability funding periods in order to establish the proper relationships between these liabilities and DAC associated with the same contracts. As a result, AEFA recognized a $109 million charge due to the previously discussed accounting change on establishing the future liability under death benefit guarantees and recognized a $66 million reduction in DAC amortization expense to reflect the lengthening of the amortization periods for certain products impacted by SOP 03-1.

DAC balances for various insurance, annuity and other products sold by AEFA are set forth below:


December 31, (Millions)                                   2004              2003
--------------------------------------------------------------------------------
Life and health insurance                               $1,766            $1,602
Annuities                                                1,872             1,734
Other                                                      309               382
--------------------------------------------------------------------------------
Total                                                   $3,947            $3,718
================================================================================

IMPACT OF MARKET-VOLATILITY ON RESULTS OF OPERATIONS
Various aspects of AEFA's business are impacted by equity market levels and other market-based events. Several areas in particular involve DAC and deferred sales inducements, recognition of guaranteed minimum death benefits (GMDB) and certain other variable annuity benefits, asset management fees and structured investments. The direction and magnitude of the changes in equity markets can increase or decrease amortization of DAC and deferred sales inducement benefits, incurred amounts under GMDB and other variable annuity benefit provisions and asset management fees and correspondingly affect results of operations in any particular period. Similarly, the value of AEFA's structured investment portfolios is impacted by various market factors. Persistency of, or increases in, bond and loan default rates, among other factors, could result in negative adjustments to the market values of these investments in the future, which would adversely impact results of operations. See AEFA's Liquidity and Capital Resources section for a further discussion of structured investments and consolidated derivatives.

MUTUAL FUND INDUSTRY DEVELOPMENTS
As has been widely reported, the SEC, the National Association of Securities Dealers, Inc. (NASD) and several state attorneys general have brought proceedings challenging several mutual fund industry practices, including late trading, market timing, disclosure of revenue sharing arrangements and inappropriate sales of B shares. AEFA has received requests for information concerning its practices and is providing information and cooperating fully with these inquiries.


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           60
                                                                           ...
                                                                Financial Review

In May 2004, the Company reported that the broker-dealer subsidiary of AEFA had received notification from the staff of the NASD indicating that it had made a preliminary determination to recommend that the NASD bring an action against AEFA for potential violations of federal securities laws and the rules and regulations of the SEC and the NASD. The notice received by AEFA comes in the context of a broader industry-wide review of the mutual fund and brokerage industries that is being conducted by various regulators. The NASD staff's allegations relate to AEFA's practices with respect to various revenue sharing arrangements pursuant to which AEFA receives payments from certain non-proprietary mutual funds for agreeing to make their products available through AEFA's national distribution network. In particular, the NASD has alleged that AEFA: (i) failed to properly disclose such revenue sharing arrangements from January 2001 until May 2003; (ii) failed to properly disclose such revenue sharing arrangements in its brokerage confirmations; and (iii) received directed brokerage from January 2001 until December 2003. The notice from the NASD staff is intended to give AEFA an opportunity to discuss the issues it has raised. AEFA has been availing itself of this opportunity and continues to cooperate fully with the NASD's inquiry regarding this matter, as well as all other regulatory inquiries.

In addition to the foregoing, in February 2004 AEFA was one of 15 firms that settled an enforcement action brought by the SEC and the NASD relating to breakpoint discounts (i.e., volume discounts available to investors who make large mutual fund purchases) pursuant to which AEFA paid a fine of $3.7 million and is in the process of reimbursing customers to whom the firm failed to deliver such discounts.

Congress has also proposed legislation and the SEC has proposed and, in some instances, adopted rules relating to the mutual fund industry, including expenses and fees, mutual fund corporate governance and disclosures to customers. For example, during the past year, mutual fund and investment advisors were required by the SEC to adopt and implement written policies and procedures designed to prevent violation of the federal securities laws and to designate a chief compliance officer responsible for administering these policies and procedures. While there remains a significant amount of uncertainty as to what legislative and regulatory initiatives may ultimately be adopted, these initiatives could negatively impact mutual fund industry participants' results, including AEFA's, in future periods.

Liquidity and Capital Resources
SELECTED BALANCE SHEET INFORMATION (GAAP BASIS)

December 31, (Billions, except percentages)                2004             2003
--------------------------------------------------------------------------------
Accounts receivable, net                                $   5.9          $   1.5
Investments                                             $  44.9          $  42.1
Separate account assets                                 $  35.9          $  30.8
Deferred acquisition costs                              $   3.9          $   3.7
Total assets                                            $  97.1          $  84.6
Customers' deposits                                     $   5.6          $   1.2
Client contract reserves                                $  44.3          $  41.2
Separate account liabilities                            $  35.9          $  30.8
Total liabilities                                       $  90.7          $  77.5
Total shareholder's equity                              $   6.4          $   7.1
Return on average total
   shareholder's equity before
   accounting change                                       11.8%            10.4%
Return on average total
   shareholder's equity                                    10.8%            10.2%
--------------------------------------------------------------------------------

See Glossary of Selected Terminology section for definitions of key terms.

AEFA's total assets and liabilities increased in 2004 primarily due to higher investments, client contract reserves and separate account assets and liabilities, which increased as a result of new client inflows and market appreciation. In addition, accounts receivable and customer deposits increased due to the transfer of the Membership Banking activity into the AEFA operating segment (from TRS) in 2004. Investments primarily include corporate debt and mortgage-backed securities. AEFA's corporate debt securities comprise a diverse portfolio with the largest concentrations, accounting for approximately 67 percent of the portfolio, in the following industries: banking and finance, utilities, and communications and media. Investments also include $3.5 billion and $3.8 billion of investment loans at December 31, 2004 and 2003, respectively. Investments are principally funded by sales of insurance, annuities and certificates and by reinvested income. Maturities of these investments are largely matched with the expected future payments of insurance and annuity obligations.

Investments include $3.1 billion and $3.2 billion of below investment grade securities (excluding net unrealized appreciation and depreciation) at December 31, 2004 and December 31, 2003, respectively. These investments represent 7 percent and 8 percent of AEFA's investment portfolio at December 31, 2004 and 2003, respectively. Non-performing assets relative to invested assets (excluding short-term cash positions) were 0.02% and 0.07% at December 31, 2004 and 2003, respectively. Management believes a more relevant measure of exposure of AEFA's below investment grade securities and non-performing assets should exclude $230 million and $236 million, at December 31,


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           61
                                                                           ...
                                                                Financial Review

2004 and 2003, respectively, of below investment grade securities (excluding net unrealized appreciation and depreciation), which were recorded as a result of the December 31, 2003 adoption of FIN 46. These assets are not available for AEFA's general use as they are for the benefit of the CDO debt holders and reductions in values of such investments will be fully absorbed by the third party investors. Excluding the impact of FIN 46, investments include $2.9 billion at both December 31, 2004 and 2003 of below investment grade securities (excluding net unrealized appreciation and depreciation), representing 7 percent of AEFA's investment portfolio, and non-performing assets relative to invested assets (excluding short-term cash positions) were less than 0.01% at both December 31, 2004 and 2003.

Assets consolidated as a result of the December 31, 2003 adoption of FIN 46 were $1.2 billion. The newly consolidated assets consisted of $844 million of cash, $244 million of below investment grade securities classified as Available-for-Sale (including net unrealized appreciation and depreciation), $64 million of derivatives and $15 million of loans and other assets, essentially all of which are restricted. The effect of consolidating these assets on AEFA's balance sheet was offset by AEFA's previously recorded carrying values of its investment in such structures, which totaled $673 million. The Company also recorded $500 million of newly consolidated liabilities, which consisted of $325 million of non-recourse debt, $175 million of other liabilities and $9 million of net unrealized after-tax appreciation on securities classified as Available-for-Sale.

The consolidation of FIN 46-related entities resulted in a cumulative effect of accounting change that reduced 2003 net income through a non-cash charge of $13 million ($20 million pretax). The net charge was comprised of a $57 million ($88 million pretax) non-cash charge related to the consolidated CDO offset by a $44 million ($68 million pretax) non-cash gain related to the consolidated SLTs. One of the three SLTs originally consolidated was liquidated in 2004 and the other two are in the process of being liquidated as of December 31, 2004.

The initial charge related to the application of FIN 46 for the CDO and SLTs had no cash flow effect on the Company. Ongoing valuation adjustments specifically related to the application of FIN 46 to the CDO are also non-cash items and will be reflected in the Company's quarterly results until maturity. These ongoing valuation adjustments, which will be reflected in operating results over the remaining lives of the structure subject to FIN 46 and which will be dependent upon market factors during such time, will result in periodic gains and losses. In the aggregate, such gains or losses related to the CDO, including the December 31, 2003 implementation charge, will reverse themselves over time as the structure matures, because the debt issued to the investors in the CDO is non-recourse to the Company, and further reductions in the value of the related assets will ultimately be absorbed by the third-party investors. Therefore, the Company's maximum cumulative exposure to pretax loss as a result of its investment in the CDO is represented by the carrying value prior to the adoption of FIN 46, which was nil. The expected impact related to the liquidation of the two remaining SLTs is $4 million and has been included in 2004 results of operations. However, further adjustments to that amount could occur based on market movements and execution of the liquidation process. To the extent further adjustments are incurred in the liquidation of the remaining SLT portfolios, the Company's maximum cumulative exposure to pretax loss is represented by the pretax net assets, which is $462 million at December 31, 2004.

As of December 31, 2004, AEFA continued to hold investments in CDOs managed by AEFA that were not consolidated pursuant to the adoption of FIN 46 as the Company was not considered the primary beneficiary. As a condition to its managing certain CDOs, AEFA is generally required to invest in the residual or "equity" tranche of the CDO, which is typically the most subordinated tranche of securities issued by the CDO entity. AEFA's exposure as an investor is limited solely to its aggregate investment in the CDOs, and it has no obligations or commitments, contingent or otherwise, that could require any further funding of such investments. As of December 31, 2004, the carrying values of the CDO residual tranches managed by AEFA were $27 million. AEFA also has a retained interest in a CDO-related securitization trust with a carrying value of $705 million, of which $523 million is considered investment grade. One of the results of this transaction is that increases and decreases in future cash flows of the individual CDOs are combined into one overall cash flow for purposes of determining the carrying value of the retained interests and related impact on results of operations. CDOs are illiquid investments. As an investor in the residual tranche of CDOs, AEFA's return correlates to the performance of portfolios of high-yield bonds and/or bank loans comprising the CDOs.


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           62
                                                                           ...
                                                                Financial Review

The carrying value of the CDOs, as well as derivatives recorded on the balance sheet as a result of consolidating certain SLTs which are in the process of being liquidated, and AEFA's projected return are based on discounted cash flow projections that require a significant degree of management judgment as to assumptions primarily related to default and recovery rates of the high-yield bonds and/or bank loans either held directly by the CDOs or in the reference portfolio of the SLTs and, as such, are subject to change. Although the exposure associated with AEFA's investment in CDOs is limited to the carrying value of such investments, they have significant volatility associated with them because the amount of the initial value of the loans and/or other debt obligations in the related portfolios is significantly greater than AEFA's exposure. In the event of significant deterioration of a portfolio, the relevant CDO may be subject to early liquidation, which could result in further deterioration of the investment return or, in severe cases, loss of the CDO carrying amount. The derivatives recorded as a result of consolidating and now liquidating certain SLTs under FIN 46 are primarily valued based on the expected gains and losses from liquidating a reference portfolio of high-yield loans. As previously mentioned, the exposure to loss related to these derivatives is represented by the pretax net assets of the SLTs, which is $462 million at December 31, 2004. Deterioration in the value of the reference portfolio would likely result in deterioration of the consolidated derivative value.

AEFA holds reserves for current and future obligations that are primarily related to fixed annuities, investment certificates and life and health insurance. Reserves for fixed annuities, universal life contracts and investment certificates are equal to the underlying contract accumulation values. Reserves for other life and health insurance products are based on various assumptions, including mortality rates, morbidity rates and policy persistency.

Separate account assets represent funds held for the exclusive benefit of variable annuity and variable life insurance contract holders. These assets are generally carried at market value, and separate account liabilities are equal to separate account assets. AEFA earns investment management, administration and other fees from the related accounts. Separate account assets increased in 2004 due to net market appreciation, foreign currency translation impacts and net inflows.

The National Association of Insurance Commissioners (NAIC) has prescribed Risk-Based Capital (RBC) requirements for insurance companies. The RBC requirements are to be used as minimum capital and surplus requirements by the NAIC and state insurance regulators to identify companies that merit further regulatory attention.

At December 31, 2004, each of AEFA's insurance companies had adjusted capital and surplus in excess of amounts requiring such attention.

In addition to regular quarterly dividends, AEFA paid special dividends of $930 million to the Parent Company during 2004.

State insurance statutes also contain limitations as to the amount of dividends and distributions that insurers may make without providing prior notification to state regulators. For IDS Life, any dividends or distributions in 2005, whose amount, together with that of other distributions made within the preceding 12 months, exceeds IDS Life's 2004 statutory net gain from operations, would require notification to the Minnesota Commissioner of Commerce who would have the option to disapprove the proposed distribution based on consideration of general solvency as well as RBC requirements.

For discussion of the rating agency response to the proposed spin-off of AEFA, see Note 23 to the Consolidated Financial Statements.

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


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           63
                                                                           ...
                                                                Financial Review

RISK MANAGEMENT
At AEFA, interest rate exposures arise primarily with respect to its insurance, annuity and investment certificate products. Rates credited to customers' accounts generally reset at shorter intervals than the yield on underlying investments. Therefore, AEFA's interest spread margins are affected by changes in the general level of interest rates. The extent to which the level of rates affects spread margins is managed primarily by a combination of modifying the maturity structure of the investment portfolio and entering into swaps or other derivative instruments that effectively lengthen the rate reset interval on customer liabilities. Interest rate derivatives with notional amounts totaling approximately $1.4 billion were outstanding at December 31, 2004 to hedge interest rate exposures. Additionally, AEFA has entered into interest rate swaptions with notional amounts totaling $1.2 billion to hedge the impact of increasing interest rates on forecasted fixed annuity sales.

The negative effect on AEFA's pretax earnings of a 100 basis point increase in interest rates, which assumes repricings and customer behavior based on the application of proprietary models, to the book of business at December 31, 2004 and 2003 would be approximately $58 million and $53 million for 2004 and 2003 (including the impact of minority interest expense related to the joint venture with AEB), respectively.

AEFA has two primary exposures to the general level of equity markets. One exposure is that AEFA earns fees from the management of equity securities in variable annuities, variable insurance, proprietary mutual funds and other managed assets. The amount of fees is generally based on the value of the portfolios, and thus is subject to fluctuation with the general level of equity market values. To reduce the sensitivity of AEFA's fee revenues to the general performance of equity markets, AEFA may from time to time enter into various combinations of financial instruments that mitigate the negative effect on fees that would result from a decline in the equity markets. The second exposure is that AEFA writes and purchases index options to manage the margin related to certain investment certificate and annuity products that pay interest based upon the relative change in a major stock market index between the beginning and end of the product's term. At December 31, 2004, equity-based derivatives with a net notional amount of $283 million were outstanding to hedge equity market exposures.

The negative effect on AEFA's pretax earnings of a 10 percent decline in equity markets would be approximately $85 million and $89 million based on assets under management, certificate and annuity business inforce and index options as of December 31, 2004 and 2003, respectively.

AEFA's acquisition of Threadneedle resulted in balance sheet exposures to foreign exchange risk, which is managed primarily by entering into agreements to buy and sell currencies on a spot or forward basis. At December 31, 2004, foreign currency products with total notional amounts of approximately $870 million were outstanding. Based on the year-end 2004 foreign exchange positions, the effect on AEFA's earnings and equity of a hypothetical 10 percent change in the value of the U.S. dollar would be immaterial.

AEFA's owned investment securities are, for the most part, held to support its life insurance, annuity and investment certificate products, which primarily invest in long-term and intermediate-term fixed income securities to provide their contractholders with a competitive rate of return on their investments while controlling risk. Investment in fixed income securities is designed to provide AEFA with a targeted margin between the interest rate earned on investments and the interest rate credited to clients' accounts. AEFA does not trade in securities to generate short-term profits for its own account.

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


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           64
                                                                           ...
                                                                Financial Review

AMERICAN EXPRESS BANK
Results of Operations
STATEMENTS OF INCOME



Years Ended December 31, (Millions)           2004          2003           2002
--------------------------------------------------------------------------------
Net revenues:
   Interest income                           $ 542         $ 575          $ 606
   Interest expense                            227           226            246
--------------------------------------------------------------------------------
     Net interest income                       315           349            360
   Commissions and
     fees                                      283           238            215
   Foreign exchange
     income and other
     revenues                                  227           214            170
--------------------------------------------------------------------------------
     Total net revenues                        825           801            745
================================================================================
Expenses:
   Human resources                             298           271            236
   Other operating
     expenses                                  300           279            244
   Provisions for losses                        37           102            147
   Restructuring Charges                        44            (2)            (3)
--------------------------------------------------------------------------------
     Total expenses                            679           650            624
--------------------------------------------------------------------------------
Pretax income                                  146           151            121
Income tax provision                            50            49             41
--------------------------------------------------------------------------------
Net income                                   $  96         $ 102          $  80
================================================================================

AEB's results before restructuring charges reflect the positive impact of growth within Private Banking and its Financial Institutions Group (FIG), partially offset by loan and other activity reductions within Corporate Banking, and within its Consumer Financial Services (CFS) lending business, particularly Hong Kong.

AEB reported net income of $96 million in 2004, $102 million in 2003 and $80 million in 2002. 2004 results include $44 million ($29 million after-tax) in aggregate restructuring charges ($35 million recognized in the fourth quarter as part of Company-wide restructuring initiatives) incurred in connection with the decision to sell certain AEB operations in Bangladesh, Egypt, Luxembourg and Pakistan. The aggregate charges include $30 million of employee severance-related obligations and $14 million of other costs primarily related to currency translation losses, previously recorded in shareholder's equity, and the early termination of certain real estate property leases.

Net revenues rose 3 percent to $825 million in 2004 primarily due to increased commissions and fees and higher foreign exchange income and other revenues, partially offset by lower net interest income. Net revenues of $801 million in 2003 rose 7 percent primarily due to higher commissions and fees as well as higher foreign exchange income and other revenues.

Net interest income of $315 million in 2004 declined 10 percent primarily due to lower levels of CFS loans, reflecting AEB's decision to temporarily curtail loan origination in Hong Kong, and lower spreads in the investment portfolio. These decreases were partially offset by the impact of growth in the Private Banking loan portfolio. Net interest income declined 3 percent in 2003 primarily due to lower levels of CFS loans and declining Corporate Banking loan balances due to AEB's exit strategy, partially offset by lower funding costs on the investment portfolio and strong growth in Private Banking loans.

During 2004 and 2003, commissions and fees increased 19 percent and 11 percent, respectively, primarily due to higher volumes in FIG and Private Banking, partially offset by lower volumes in CFS.

Foreign exchange income and other revenues rose 6 percent to $227 million reflecting higher Private Banking client activity. In 2003, foreign exchange income and other revenue of $214 million increased primarily because of higher client activity in Private Banking and higher mark-to-market gains on FIG seed capital investments in mutual funds.

Human resources expenses rose 10 percent to $298 million in 2004 reflecting merit increases and higher management incentive costs, partially offset by the benefits of reengineering activities. Human resources expenses of $271 million rose 15 percent in 2003 reflecting merit increases and increased employee benefit and management incentive costs as well as severance costs related to AEB's downsizing of its operations in Greece.


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           65
                                                                           ...
                                                                Financial Review

Other operating expenses increased 8 percent to $300 million in 2004 due to higher technology and business volume-related expenses, partially offset by a gain on the sale of securities received from a settlement with a FIG client and the benefits of reengineering activities. Other operating expenses increased 14 percent in 2003 reflecting higher technology expenses and currency translation losses, previously recorded in shareholder's equity, resulting from AEB's scaling back of activities in Europe, partially offset by gains on the sale of real estate properties in Greece.

Provision for losses decreased substantially in 2004 and 2003 to $37 million and $102 million, respectively, due to lower CFS volumes and an improvement in bankruptcy-related write-offs in the consumer lending portfolio in Hong Kong.

On and effective January 21, 2005, AEB completed the sale of the local Private Banking client assets in Luxembourg. In connection with this transaction, AEB received gross proceeds of approximately $6 million, which were offset by cumulative pretax costs of approximately $6 million consisting of: (i) $4 million recorded in 2004 as part of AEB's restructuring charges; and (ii) $2 million recorded in January 2005 consisting primarily of incentive payments and other costs.

Liquidity and Capital Resources
SELECTED BALANCE SHEET INFORMATION (GAAP BASIS)

December 31,
(Billions, except percentages and where indicated)          2004            2003
--------------------------------------------------------------------------------
Total loans                                              $   6.9         $   6.5
Total Non-CFS loans                                      $   5.5         $   5.1
   Non-CFS loan loss reserves
     (millions):
     Beginning balance                                   $    59         $    92
        Provision                                              5               9
        Net charge-offs                                       (9)            (39)
        Other                                                  3              (3)
--------------------------------------------------------------------------------
     Ending balance                                      $    58         $    59
--------------------------------------------------------------------------------
     % of Non-CFS loans                                      1.0%            1.1%
   Total non-performing loans
     (millions)                                          $    37         $    78
Total CFS loans                                          $   1.4         $   1.4
   Past due as a % of total CFS loans:
     30-89 days past due                                     3.8%            5.6%
     90+ days past due                                       0.7%            1.0%
   CFS loan reserves (millions):
     Beginning balance                                   $    54         $    59
        Provision                                             33              93
        Net charge-offs                                      (50)            (99)
        Other                                                 --               1
--------------------------------------------------------------------------------
     Ending balance                                      $    37         $    54
--------------------------------------------------------------------------------
     % of CFS loans                                          2.7%            4.0%
     % of 30 days past due
        CFS loans                                             61%             60%
   Net write-off rate                                        3.8%            6.8%
Assets owned, managed*/
   administered:
   Owned                                                 $  13.4         $  14.2
   Managed/administered                                     19.2            16.2
--------------------------------------------------------------------------------
     Total                                               $  32.6         $  30.4
--------------------------------------------------------------------------------
Assets of non-consolidated
   joint ventures**                                      $   1.8         $   1.7
Deposits                                                 $  10.4         $  10.8
Total liabilities                                        $  12.4         $  13.3
Total shareholder's equity
     (millions)                                          $   924         $   949
Return on average total assets                              0.70%           0.74%
Return on average total
   shareholder's equity                                     10.0%           10.8%
Risk-based capital ratios:
   Tier 1                                                   11.0%           11.4%
   Total                                                    10.1%           11.3%
Leverage ratio                                               5.8%            5.5%
--------------------------------------------------------------------------------

*   Includes assets managed by AEFA.
** Excludes American Express International Deposit Company's total assets (which are 100% consolidated at AEFA).
See Glossary of Selected Terminology section for definitions of key terms.


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           66
                                                                           ...
                                                                Financial Review

AEB had worldwide loans outstanding at December 31, 2004 of approximately $6.9 billion, up from $6.5 billion at December 31, 2003. The following table summarizes the composition of AEB's loan portfolio by business line as of December 31, 2004 and 2003.


                                                       Percentage of total loans
                                                       -------------------------
December 31,                                           2004                2003
--------------------------------------------------------------------------------
Private Banking                                          48%                 45%
Consumer                                                 22                  23
Financial Institution                                    29                  29
Corporate Banking                                         1                   3
================================================================================

In addition to the loan portfolio, other banking activities, such as securities, unrealized gains on foreign exchange and derivatives contracts, various contingencies and market placements added approximately $7.2 billion and $7.6 billion to AEB's credit exposures at December 31, 2004 and 2003, respectively. Included in these additional exposures are relatively lower risk cash and securities related balances totaling $4.7 billion at December 31, 2004 and $5.4 billion at December 31, 2003.

CONTINGENT LIQUIDITY PLANNING
AEB has in place a contingent funding plan that enables it to meet daily customer obligations during periods in which its customers do not roll over maturing deposits. This plan is designed to ensure that AEB could meet these customer withdrawals by selling a portion of its investment securities or by obtaining financing through repurchase agreements.

RISK MANAGEMENT
AEB employs a variety of financial instruments in managing its exposure to fluctuations in interest and currency rates. Derivative instruments consist principally of foreign exchange spot and forward contracts, foreign currency options, interest rate swaps, futures and forward rate agreements. Generally, they are used to manage specific interest rate and foreign exchange exposures related to deposits, long-term debt, equity, loans and securities holdings. At December 31, 2004, interest rate products with notional amounts totaling approximately $11.6 billion for trading and non-trading purposes were outstanding. Notional amounts outstanding at December 31, 2004 for foreign currency products were approximately $28.2 billion for trading and non-trading purposes. Additionally, equity products with notional amounts of $582 million were outstanding at December 31, 2004.

The negative effect of a 100 basis point increase in interest rates on AEB's pretax earnings would be $44 million and $42 million at December 31, 2004 and 2003 (including the impact on pretax earnings related to the joint venture with AEFA), respectively. The effect on earnings of a 10 percent change in the value of the U.S. dollar would be immaterial and, with respect to translation exposure of foreign operations, would result in a $7 million and $9 million pretax reduction in equity as of December 31, 2004 and 2003, respectively.

AEB utilizes foreign exchange and interest rate products to meet the needs of its customers. Customer positions are usually, but not always, offset. They are evaluated in terms of AEB's overall interest rate or foreign exchange exposure. AEB also takes limited proprietary positions. Potential daily exposure from trading activities is calculated using a VaR methodology. This model employs a parametric technique using a correlation matrix based on historical data. The VaR measure uses a 99 percent confidence interval to estimate potential trading losses over a one-day period. The average VaR for AEB was less than $1 million for both 2004 and 2003.

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


CORPORATE AND OTHER
Corporate and Other reported net expenses of $238 million, $214 million and $176 million in 2004, 2003 and 2002, respectively. Net expenses increased during 2004 primarily due to increased corporate investment spending on compliance and technology projects and increased interest expense on debt issued in late 2003 in the Parent Company. Included in 2002 results were the final preferred stock dividends from Lehman Brothers totaling $69 million ($59 million after-tax).


OTHER REPORTING MATTERS
ACCOUNTING DEVELOPMENTS
See Recently Issued Accounting Standards section of Note 1 to the Consolidated Financial Statements.


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           67
                                                                           ...
                                                                Financial Review

GLOSSARY OF SELECTED TERMINOLOGY
GENERAL
Return on average total assets -- Computed on a trailing 12-month basis using total assets as included in the Consolidated Financial Statements prepared in accordance with U.S. GAAP.

Return on average total shareholders' equity -- Computed on a trailing 12-month basis using total shareholders' equity as included in the Consolidated Financial Statements prepared in accordance with U.S. GAAP.

TRAVEL RELATED SERVICES
Asset securitizations -- Asset securitization involves the transfer and sale of receivables or loans to a special purpose entity, a separate legal entity, created for the securitization activity, typically a trust. The trust, in turn, issues securities, commonly referred to as asset-backed securities that are collateralized by the transferred receivables or loans. The trust utilizes the proceeds from the sale of such securities to pay the purchase price for receivables or loans that were sold into the trust.

Average discount rate -- Represents the percentage of billed business that is paid by a merchant accepting the American Express card as compensation for the Company providing its payment service. Discount rates vary by service establishment, industry sector, transaction volumes, payment plan, risk levels for loss due to fraud or credit within the industry and other factors.

Basic cards-in-force -- Represents the number of cards issued and outstanding to the primary account owners and does not include additional supplemental cards issued on such accounts.

Billed business -- Represents the dollar amount of charges on all American Express cards; also referred to as spend or charge volume. Proprietary billed business includes charges made on the Company's proprietary cards-in-force while non-proprietary billed business represents the charges through the Company's global network on cards issued by the Company's network partners.

Cardmember -- The individual holder of an issued American Express branded charge or credit card.

Cardmember lending net finance charge revenue -- Represents the net revenue earned on outstanding cardmember loans. Cardmember lending finance charges are assessed using the average daily balance method. They are recognized based upon the principal amount outstanding in accordance with the terms of the applicable account agreement until the outstanding balance is paid or written-off. Cardmember lending finance charges are presented net of the interest expense incurred by the Company to finance lending receivables.

Cardmember loans -- Represents the outstanding amount due from cardmembers for charges made on their American Express credit cards, as well as any interest charges and card-related fees due from the cardmember. Cardmember loans also include balances with extended payment terms on certain charge card products such as Sign & Travel and Extended Payment Option.

Cardmember receivables -- Represents the outstanding amount due from cardmembers for charges made on their American Express charge cards as well as any card-related fees.

Cards-in-force -- Represents the number of cards that are issued and outstanding. Total cards-in-force includes basic cards issued to the primary account owner and any supplemental cards which represent additional cards issued on that account. Proprietary cards-in-force represent card products where the Company owns the cardmember relationship including card issuance, billing and credit management and strategic plans such as marketing, promotion and development of card products and offerings. Proprietary cards-in-force include co-brand and affinity cards. For non-proprietary cards-in-force, the Company maintains the responsibility to acquire and service merchants that accept the Company's cards and the cardmember relationship is owned by the Company's network partners that issue the cards. Most of the Company's network partners provide cards-in-force data to the Company on a one-month lag basis.

Charge cards -- Represents cards that carry no pre-set spending limits and are primarily designed as a method of payment and not as a means of financing purchases of goods or services. Cardmembers generally must pay the full amount billed each month. No finance charges are assessed on charge cards.

Credit cards -- Represents cards that have a range of revolving payment terms, grace periods and rate and fee structures.

Discount revenue -- Represents revenue earned from fees charged to merchants with whom the company has entered into a card acceptance agreement for processing cardmember transactions. The discount fee is generally deducted from the Company's payment reimbursing the merchant.


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           68
                                                                           ...
                                                                Financial Review

Interest-only strip -- Interest-only strips are generated from TRS securitization activity and are a form of retained interest held by the Company in the securitization. This financial instrument represents the present value of estimated future excess spread expected to be generated by the securitized assets over the estimated life of those assets. Excess spread is the net positive cash flow from interest and fee collections allocated to the third-party investors' interests in the securitization after deducting the interest paid on the investor certificates, credit losses, contractual servicing fees and other expenses.

Loss reserves as a percentage of loans -- Represents the amount of loss reserves expressed as a percentage of the outstanding loan balance.

Loss reserves as a percentage of past due accounts -- Represents the reserve coverage of past due accounts.

Net card fees -- Represents the card membership fees earned during the period. These fees are recognized as revenue over the card membership period (typically one year) covered by the card fee, net of provision for projected refunds of card fees for cancellation of card membership. Similarly, deferred acquisition costs are amortized into operating expenses over the card membership period covered by the card fee.

Net interest yield -- Represents the interest rate earned on outstanding loan balances, net of related funding costs.

Net loss ratio -- Represents the ratio of write-offs, net of recoveries on cardmember receivables expressed as a percentage of the total charge card volume.

Net write-off rate -- Represents the amount of loans written-off, net of recoveries as a percentage of the average loan balance during the period.

Network -- Represents the Company's global general purpose charge and credit card merchant network. Cards bearing the Company's logo issued by TRS and by qualified licensed institutions are accepted on this network at merchant locations worldwide that accept American Express branded cards.

Past due loans as a percentage of total loans -- Represents the percentage of loans that are 30 days or more past due compared to the total amount of loans outstanding.

Stored value and prepaid products -- Include Travelers Cheques and other prepaid products such as gift cheques and cards as well as reloadable Travelers Cheque cards. These products are sold as safe and convenient alternatives to currency and represent prepaid financial instruments for the holders to use for purchasing goods and services.

Travel sales -- Represents the total dollar amount of travel transaction volume for airline, hotel, car rental and other travel arrangements made for clients under travel management contracts. The Company earns revenue on these transactions by charging a transaction or management fee based on the contractual arrangement with travel clients.

AMERICAN EXPRESS FINANCIAL ADVISORS
Administered assets -- Assets serviced by AEFA for its clients, which include those held in customers' brokerage accounts. AEFA does not exercise management discretion over these assets and does not earn a management fee. These assets are not reported in the Company's Consolidated Balance Sheet.

Assets managed for individuals -- Assets that are beneficially owned by customers substantially consisting of those held in retail mutual funds. AEFA receives management fees based on the value of the underlying assets. These assets are not reported on the Company's Consolidated Balance Sheet. Also included in this category are wrap account products provided to clients for which AEFA earns fees based on the asset levels of such accounts.

Assets managed for institutions -- Consists of assets within their defined contribution and defined benefit plans as well as assets managed for corporations for which AEFA earns management fees. These assets are not reported on the Company's Consolidated Balance Sheet.

Cash sales -- Represents the dollar volume generated from the sales of mutual funds, annuities, investment certificates, life and other insurance products, as well as institutional and other related products. This volume indicator captures gross new cash inflows which generate product revenue streams to AEFA. In the case of mutual funds, transfers between funds of the same family are generally excluded. In the case of life and other insurance products, cash sales are generally defined as the first year's premiums.

Collateralized debt obligations -- Represent securitized interests in pools of assets that serve as collateral. Multiple tranches of securities are issued offering investors various maturity and credit risk characteristics. Scheduled payments to investors are based on the


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           69
                                                                           ...
                                                                Financial Review
performance of the CDOs' collateral. AEFA's investment in CDOs are backed by high-yield bonds and/or bank loans and are considered to be illiquid. Some of AEFA's holdings in these structured investments were required as a condition for managing them.

Deferred annuities inforce -- Represents the amount of deferred annuities currently inforce from annuities sold. Generally, the higher the number of policies in force, the higher the amount of revenues recognized.

Distribution fees -- Primarily represent point-of-sale fees (i.e., front-load mutual fund fees) and asset-based fees (i.e., 12b-1 fees) derived from the sale of certain products and fees earned from brokerage-related activities. These fees are generally based on a contractual fee as a percentage of assets.

Gross dealer concession sales -- a commonly used financial services industry measure of the sales production of the advisor channel.

Investment gains and losses -- Primarily represent gains and losses realized on the sale of investments, but also include other-than-temporary impairment losses recognized on Available-for-Sale securities and commercial mortgages as well as adjustments to the carrying value of structured investments.

Investment management and service fees -- Fees earned by the Company on assets that AEFA manages for customers. These assets primarily relate to managed assets for proprietary mutual funds, proprietary account assets and non-proprietary assets held within wrap accounts. Management fees are primarily based upon the level of assets under management by AEFA and are generally collected on a monthly basis. These fees include fees for services such as research, portfolio management, technology and related administrative services.

Life insurance inforce -- Represents the amount of life insurance currently inforce from life insurance policies issued. Generally, the higher the number of policies inforce, the higher the amount of revenues recognized.

Managed assets -- Represents assets managed by AEFA which are beneficially owned by clients and includes both proprietary and non-proprietary assets, substantially retail mutual funds managed for individuals. AEFA receives a fee based on the value of the assets. These assets are not reported on the Company's Consolidated Balance Sheet.

Non-proprietary funds -- A broad selection of third- party funds sold through AEFA's advisor network.

Owned assets -- Represent assets for which the Company bears all risks and rewards associated with ownership and are reported in the Company's Consolidated Balance Sheet. Owned assets consist principally of the fair value of Available-for-Sale and trading investment securities, as well as the net amortized cost of investment loans. Separate account assets are also included in owned assets. See definition of separate accounts for further discussion.

Proprietary funds -- Represent mutual funds that the Company establishes, markets and manages on behalf of its clients.

Sales inducement costs -- Primarily consist of bonus interest credits and premium credits added to certain annuity contract values. These benefits are capitalized to the extent they are incremental to amounts that would be credited on similar contracts without the applicable feature. Prior to the adoption of SOP 03-1, these costs had been previously included in DAC.

Secured loan trusts -- A structured investment wherein AEFA retains an interest (as a noteholder) whose return is based on a reference portfolio of loans. The SLT is generally structured such that the principal amount of the loans in the reference portfolio is a multiple of the par value of the notes held by AEFA. The investment is considered to be illiquid and AEFA's return is based on the performance of the underlying loans.

Separate accounts -- Represent assets and liabilities that are maintained and established primarily for the purpose of funding variable annuity and insurance products. The assets of the separate account are only available to fund the liabilities of the variable annuity contract holders and others with contracts requiring premiums or other deposits to the separate account. Clients elect to invest premiums in stock, bond and/or money market funds depending on their risk tolerance. All investment performance, net of fees, is passed through to the client.

Traditional life insurance -- Refers to term and whole life insurance policies that pay a specified sum to a beneficiary upon death of the insured. These policies do not subject the contractholder to the investment risks associated with universal and/or variable life insurance policies.

Universal life insurance -- Universal life insurance is a form of permanent life insurance that is characterized by its flexible premiums, its flexible face amounts and death benefit amounts, and its unbundling of the pricing factors (i.e., mortality, interest and expenses). In


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           70
                                                                           ...
                                                                Financial Review
addition, a universal life insurance policyowner can determine within limits, the amount of the premium to pay for the coverage. The larger the premium that the policyowner pays, the larger amount of coverage that will be provided and the greater the universal life policy's cash value will be.

Variable life insurance -- Variable life insurance is a form of whole life insurance under which the death benefit and the cash value of the policy fluctuate according to the investment performance of a special investment account. In the United States, this special account is usually called a separate account. In other countries, it is usually called a segregated account. Most variable life policies in general permit policyowners to select from among several separate accounts and to change this selection from time to time.

Variable universal life insurance -- Variable universal life insurance combines the premium and death benefit flexibility of universal life insurance with the investment flexibility and risk of variable life insurance. Similar to a universal life policy, a variable universal life policy allows the policyholder to choose the premium amount and face amount. Similar to a variable life policy, the cash value of a variable universal life policy is placed in a separate investment account. The policyholder chooses from among several investment accounts and may change the chosen option at least annually.

Wrap account -- Represents an AEFA non-discretionary investment advisory program that offers clients the opportunity to select products that include proprietary and non-proprietary funds. AEFA earns fees at time of sale and ongoing management fees that are based on the value of the underlying assets invested.

AMERICAN EXPRESS BANK
Consumer Financial Services -- AEB business line which provides consumer products in direct response to specific financial needs of retail customers and includes interest-bearing deposits, unsecured lines of credit, installment loans, money market funds, mortgage loans, auto loans and mutual funds.

Financial Institutions Group -- AEB business line which provides financial institution clients with a wide range of correspondent banking products including international payments processing (wire transfers and checks), trade-related payments and financing, cash management, loans, extensions of credit and investment products, including third-party distribution of AEB offshore mutual funds.

Non-performing loan -- Loans other than certain smaller-balance consumer loans (including loans impaired under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan"), are placed on non-performing status when payments of principal or interest are 90 days past due or if, in management's opinion, the borrower is unlikely to meet its contractual obligations.

Private Banking -- AEB business line which focuses on high net worth individuals by providing such customers with investment management, trust, estate planning and banking services, including secured lending.

Risk-based capital -- Pursuant to the FDIC Improvement Act of 1991, the Federal Reserve Board, among other federal banking agencies, adopted regulations defining levels of capital adequacy. Under these regulations, the minimum ratio of qualifying total capital (Total Capital) to risk-weighted assets (including certain off-balance sheet items) is 8%. At least half of the Total Capital must consist of common stock, retained earnings, qualifying noncumulative perpetual preferred stock, minority interests in the equity accounts of consolidated subsidiaries (including preferred trust securities) and, for bank holding companies, a limited amount of qualifying cumulative perpetual preferred stock, less most intangibles including goodwill (Tier 1 Capital). The remainder (Tier 2 Capital) may consist of certain other preferred stock, certain other capital instruments, and limited amounts of subordinated debt and the allowance for loan and lease losses. Not more than 25% of qualifying Tier 1 Capital may consist of preferred trust securities. In addition, the Federal Reserve Board has established minimum leverage ratio (Tier 1 Capital to average total assets) guidelines for bank holding companies and banks. A bank is deemed to be well-capitalized if it maintains a Tier 1 risk-based capital ratio of at least 6%, a total risk-based capital ratio of at least 10% and a leverage ratio of 5%.

Value-at-Risk -- AEB manages counterparty credit exposure on foreign exchange and interest rate derivatives with a maturity greater than one year through a dynamic mark-to-market and potential future exposure process, in which the current positive fair value and potential future exposure are calculated and managed against counterparty loan equivalent limits.

FORWARD-LOOKING STATEMENTS
This report includes forward-looking statements, which are subject to risks and uncertainties. The words "believe," "expect," "anticipate," "optimistic," "intend,"


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           71
                                                                           ...
                                                                Financial Review

"plan," "aim," "will," "may," "should," "could," "would," "likely," and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update or revise any forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: the Company's ability to complete the planned spin-off of its AEFA business unit, which is subject to final approval by the Company's Board of Directors, the receipt of necessary regulatory approvals and a favorable tax ruling and/or opinion, and in connection with the proposed spin-off, the Company's ability to implement effective transition arrangements with AEFA on a post-completion basis; the Company's ability to grow its business and meet or exceed its return on shareholders' equity target by reinvesting approximately 35% of annually-generated capital, and returning approximately 65% of such capital to shareholders, over time, which will depend on the Company's ability to manage its capital needs and the effect of business mix, acquisitions and rating agency requirements; consumer and business spending on the Company's travel related services products, particularly credit and charge cards and Travelers Cheques and other prepaid products and growth in card lending balances, which depend in part on the ability to issue new and enhanced card and prepaid products and increase revenues from such products, attract new cardmembers, reduce cardmember attrition, capture a greater share of existing cardmembers' spending, sustain premium discount rates on its card products in light of market pressures, increase merchant coverage, retain cardmembers after low introductory lending rates have expired, and expand the global network services (GNS) business; the success of the GNS business in partnering with banks in the United States, which will depend in part on the extent to which such business further enhances the Company's brand, allows the Company to leverage its significant processing scale, expands merchant coverage of the network, provides U.S. GNS bank partners the benefits of greater cardmember loyalty and higher spend per customer, and merchant benefits such as greater transaction volume and additional higher spending customers; the continuation of favorable trends, including increased travel and entertainment spending and the overall level of consumer confidence; successfully cross-selling financial, travel, card and other products and services to the Company's customer base, both in the United States and abroad; the Company's ability to generate sufficient revenues for expanded investment spending, and the ability to capitalize on such investments to improve business metrics; the costs and integration of acquisitions; the success, timeliness and financial impact, including costs, cost savings and other benefits including increased revenues, and beneficial effect on the Company's operating expense to revenue ratio both in the short-term and over time, of reengineering initiatives being implemented or considered by the Company, including cost management, structural and strategic measures such as vendor, process, facilities and operations consolidation, outsourcing (including, among others, technologies operations), relocating certain functions to lower-cost overseas locations, moving internal and external functions to the Internet to save costs, and planned staff reductions relating to certain of such reengineering actions; the ability to control and manage operating, infrastructure, advertising and promotion expenses as business expands or changes, including the ability to accurately estimate the provision for the cost of the Membership Rewards program; the Company's ability to manage credit risk related to consumer debt, business loans, merchant bankruptcies and other credit trends and the rate of bankruptcies, which can affect spending on card products, debt payments by individual and corporate customers and businesses that accept the Company's card products and returns on the Company's investment portfolios; bankruptcies, restructurings or similar events affecting the airline or any other industry representing a significant portion of TRS' billed business, including any potential negative effect on particular card products and services and billed business generally that could result from the actual or perceived weakness of key business partners in such industries; the triggering of obligations to make payments to certain co-brand partners, merchants, vendors and customers under contractual arrangements with such parties under certain circumstances; a downturn in the Company's businesses and/or negative changes in the Company's and its subsidiaries' credit ratings, which could result in contingent payments under contracts, decreased liquidity and higher borrowing costs; risks associated with the Company's agreements with Delta Air Lines to prepay $500 million for the future purchases of Delta Skymiles rewards points and to loan up to $75 million to Delta; AEFA's ability to improve investment performance, including attracting and retaining high-quality personnel, and reduce outflows of invested funds; AEFA's ability to develop and introduce new and attractive products to clients in a timely manner and effectively manage the economics in selling a growing volume of non-proprietary mutual funds and other retail financial


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           72
                                                                           ...
                                                                Financial Review
products to clients; fluctuation in the equity and fixed income markets, which can affect the amount and types of investment products sold by AEFA, the market value of its managed assets, and management, distribution and other fees received based on the value of those assets; AEFA's ability to recover deferred acquisition costs (DAC), as well as the timing of such DAC amortization, in connection with the sale of annuity, insurance and certain mutual fund products, and the level of guaranteed minimum death benefits paid to clients; changes in assumptions relating to DAC, which could impact the amount of DAC amortization; changes in federal securities laws affecting the mutual fund industry, including possible enforcement proceedings and the adoption of rules and regulations designed to prevent trading abuses, restrict or eliminate certain types of fees, change mutual fund governance, and mandate additional disclosures, and ability to make the required investment to upgrade compliance systems and procedures in response to these changes; AEFA's ability to avoid deterioration in its high-yield portfolio in order to mitigate losses in its investment portfolio; fluctuations in foreign currency exchange rates; fluctuations in interest rates, which impact the Company's borrowing costs, return on lending products and spreads in the insurance, annuity and investment certificate products; accuracy of estimates for the fair value of the assets in the Company's investment portfolio and, in particular, those investments that are not readily marketable, including the valuation of the interest-only strip relating to TRS' lending securitizations; the amount of recovery under the Company's insurance policies for losses resulting from the September 11th terrorist attacks; the potential negative effect on the Company's businesses and infrastructure, including information technology, of terrorist attacks, disasters or other catastrophic events in the future; political or economic instability in certain regions or countries, which could affect lending and other commercial activities, among other businesses, or restrictions on convertibility of certain currencies; changes in laws or government regulations, including changes in tax laws or regulations that could result in the elimination of certain tax benefits; outcomes and costs associated with litigation and compliance and regulatory matters; deficiencies and inadequacies in the Company's internal control over financial reporting, which could result in inaccurate or incomplete financial reporting; and competitive pressures in all of the Company's major businesses. A further description of these and other risks and uncertainties can be found in the Company's Annual Report on Form
10-K and its other reports filed with the SEC.


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           73
                                                                           ...
                                                                Financial Review

Management's Report on Internal
Control over Financial Reporting

The management of American Express Company (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

o Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

o Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

o Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on management's assessment and those criteria, we believe that, as of December 31, 2004, the Company's internal control over financial reporting is effective.

Ernst & Young LLP (E&Y), the Company's independent registered public accounting firm, has issued an audit report appearing on the following page on our assessment of the Company's internal control over financial reporting.



                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           75
                                                                           ...
                                                          Management's Report on
                                       Internal Control Over Financial Reporting

Report of Independent Registered
Public Accounting Firm on Internal
Control over Financial Reporting

The Board of Directors and Shareholders of
American Express Company

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that American Express Company maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). American Express Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that American Express Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, American Express Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004 of American Express Company and our report dated February 18, 2005 expressed an unqualified opinion thereon.


/s/ Ernst & Young LLP


New York, New York
February 18, 2005


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           76
                                                                           ...
                      Report of Independent Registered Public Accounting Firm on
                                       Internal Control over Financial Reporting

Report of Independent Registered
Public Accounting Firm

The Board of Directors and Shareholders of
American Express Company

We have audited the accompanying consolidated balance sheets of American Express Company as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Express Company at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2004, the Company adopted the provisions of the American Institute of Certified Public Accountants Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts". Additionally, in 2003, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 46 (revised December
2003), "Consolidation of Variable Interest Entities", and the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", prospectively for all stock options granted after December 31, 2002.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of American Express Company's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2005 expressed an unqualified opinion thereon.


/s/ Ernst & Young LLP


New York, New York
February 18, 2005


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           77
                                                                           ...
                         Report of Independent Registered Public Accounting Firm

Consolidated Statements of Income
AMERICAN EXPRESS COMPANY

Years Ended December 31, (Millions, except per share amounts)        2004       2003         2002
---------------------------------------------------------------------------------------------------
Revenues
 Discount revenue                                                $ 10,249    $ 8,781     $  7,931
 Net investment income                                              3,118      3,063        2,991
 Management and distribution fees                                   3,023      2,420        2,285
 Cardmember lending net finance charge revenue                      2,224      2,042        1,828
 Net card fees                                                      1,909      1,835        1,726
 Travel commissions and fees                                        1,795      1,507        1,408
 Other commissions and fees                                         2,284      1,960        1,867
 Insurance and annuity revenues                                     1,525      1,366        1,218
 Securitization income, net                                         1,132      1,105        1,049
 Other                                                              1,856      1,757        1,504
---------------------------------------------------------------------------------------------------
  Total                                                            29,115     25,836       23,807
===================================================================================================
Expenses
 Human resources                                                    7,359      6,303        5,725
 Marketing, promotion, rewards and cardmember services              5,083      3,901        3,119
 Provisions for losses and benefits:
  Annuities and investment certificates                             1,261      1,306        1,217
  Life insurance, international banking and other                   1,094      1,052        1,040
  Charge card                                                         833        853          960
  Cardmember lending                                                1,130      1,218        1,369
 Professional services                                              2,507      2,248        2,021
 Occupancy and equipment                                            1,641      1,529        1,458
 Interest                                                             867        905        1,082
 Communications                                                       519        517          514
 Other                                                              1,870      1,757        1,575
---------------------------------------------------------------------------------------------------
  Total                                                            24,164     21,589       20,080
===================================================================================================
Pretax income before accounting change                              4,951      4,247        3,727
Income tax provision                                                1,435      1,247        1,056
---------------------------------------------------------------------------------------------------
Income before accounting change                                     3,516      3,000        2,671
Cumulative effect of accounting change, net of tax (Note 1)           (71)       (13)          --
---------------------------------------------------------------------------------------------------
Net income                                                       $  3,445    $ 2,987     $  2,671
---------------------------------------------------------------------------------------------------
Earnings Per Common Share -- Basic:
 Income before accounting change                                 $   2.79    $  2.34     $   2.02
 Net income                                                      $   2.74    $  2.33     $   2.02
---------------------------------------------------------------------------------------------------
Earnings Per Common Share -- Diluted:
 Income before accounting change                                 $   2.74    $  2.31     $   2.01
 Net income                                                      $   2.68    $  2.30     $   2.01
---------------------------------------------------------------------------------------------------
 Average common shares outstanding for earnings per
  common share:
  Basic                                                             1,259      1,284        1,320
  Diluted                                                           1,285      1,298        1,330
===================================================================================================

See Notes to Consolidated Financial Statements.


  AXP
AR.04
  ...
   78
  ...
Consolidated Statements of Income

Consolidated Balance Sheets
AMERICAN EXPRESS COMPANY

December 31, (Millions, except share data)                                           2004         2003
--------------------------------------------------------------------------------------------------------
Assets
 Cash and cash equivalents (Note 1)                                             $   9,907    $   6,156
 Accounts receivable and accrued interest:
  Cardmember receivables, less reserves: 2004, $806; 2003, $916                    30,270       27,487
  Other receivables, less reserves: 2004, $90; 2003, $18                            4,380        3,782
 Investments (Note 2)                                                              60,809       56,637
 Loans: (Note 3)
  Cardmember lending, less reserves: 2004, $972; 2003, $998                        25,933       24,836
  International banking, less reserves: 2004, $95; 2003, $113                       6,790        6,371
  Other, less reserves: 2004, $17; 2003, $10                                        2,135        1,093
 Separate account assets                                                           35,901       30,809
 Deferred acquisition costs                                                         4,099        3,858
 Land, buildings and equipment -- at cost, less accumulated depreciation:
  2004, $3,297; 2003, $3,091                                                        3,083        3,184
 Other assets                                                                       9,331       10,334
--------------------------------------------------------------------------------------------------------
Total assets                                                                    $ 192,638    $ 174,547
========================================================================================================
Liabilities and Shareholders' Equity
 Customers' deposits                                                            $  21,091    $  21,250
 Travelers Cheques outstanding                                                      7,287        6,819
 Accounts payable                                                                   8,291        6,591
 Insurance and annuity reserves:
  Fixed annuities and variable annuity guarantees                                  27,012       26,377
  Life and health policies                                                          5,954        5,592
 Investment certificate reserves                                                   11,332        9,207
 Short-term debt (Note 7)                                                          14,182       19,046
 Long-term debt (Note 7)                                                           33,061       20,654
 Separate account liabilities                                                      35,901       30,809
 Other liabilities                                                                 12,507       12,879
--------------------------------------------------------------------------------------------------------
  Total liabilities                                                               176,618      159,224
========================================================================================================
Shareholders' Equity
 Common shares, $.20 par value, authorized 3.6 billion shares; issued and outstanding 1,249 million shares in 2004 and 1,284 million
  shares in 2003 (Note 8)                                                             250          257
 Additional paid-in capital                                                         7,316        6,081
 Retained earnings                                                                  8,196        8,793
  Accumulated other comprehensive income (loss):
  Net unrealized securities gains, net of tax: 2004, ($409); 2003, ($501)             760          931
  Net unrealized derivatives losses, net of tax: 2004, $77; 2003, $229               (142)        (446)
  Foreign currency translation adjustments, net of tax: 2004, $55; 2003, $66         (344)        (278)
  Minimum pension liability, net of tax: 2004, $8; 2003, $8                           (16)         (15)
--------------------------------------------------------------------------------------------------------
 Total accumulated other comprehensive income                                         258          192
--------------------------------------------------------------------------------------------------------
  Total shareholders' equity                                                       16,020       15,323
--------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                      $ 192,638    $ 174,547
========================================================================================================

See Notes to Consolidated Financial Statements.

                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           79
                                                                           ...
                                                     Consolidated Balance Sheets

Consolidated Statements of Cash Flows
AMERICAN EXPRESS COMPANY

Years Ended December 31, (Millions)                                   2004        2003        2002
---------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Net income                                                       $   3,445   $   2,987   $   2,671
Adjustments to reconcile net income to net cash provided by
 operating activities:
  Provisions for losses and benefits                                 2,399       2,451       2,814
  Depreciation and amortization                                        758         676         549
  Deferred taxes, acquisition costs and other                          574         118         170
  Stock-based compensation                                             217         122          40
  Changes in operating assets and liabilities, net of
    effects of acquisitions and dispositions:
    Accounts receivable and accrued interest                        (1,023)       (692)        484
    Other operating assets                                             778        (815)       (295)
    Accounts payable and other liabilities                           1,159      (2,774)      1,365
  Increase in Travelers Cheques outstanding                            468         187         431
  Increase in insurance reserves                                       297         265         271
  Cumulative effect of accounting change, net of tax (Note 1)           71          13          --
---------------------------------------------------------------------------------------------------
Net cash provided by operating activities                            9,143       2,538       8,500
===================================================================================================
Cash Flows from Investing Activities
Sale of investments                                                  7,086      14,743      13,155
Maturity and redemption of investments                               7,111      12,307       6,410
Purchase of investments                                            (18,365)    (30,174)    (24,961)
Net increase in cardmember loans/receivables                        (7,656)     (7,021)     (7,793)
Cardmember receivables sold to trust                                    --          --       1,750
Cardmember receivables redeemed from trust                          (1,050)     (2,085)         --
Cardmember loans sold to trust                                       3,888       3,442       4,589
Cardmember loans redeemed from trust                                (3,000)     (1,000)     (2,000)
Loan operations and principal collections, net                        (486)       (883)       (115)
Purchase of land, buildings and equipment                             (740)     (1,021)       (670)
Sale of land, buildings and equipment                                  255          80         125
Dispositions (acquisitions), net of cash sold/acquired               1,347        (749)        (58)
---------------------------------------------------------------------------------------------------
Net cash used in investing activities                              (11,610)    (12,361)     (9,568)
===================================================================================================
Cash Flows from Financing Activities
Net (decrease) increase in customers' deposits                        (468)      2,381       3,246
Sale of annuities and investment certificates                       11,482      12,109      10,124
Redemption of annuities and investment certificates                 (8,874)     (8,645)     (5,782)
Net decrease in debt with maturities of three months or less        (3,453)       (712)     (7,201)
Issuance of debt                                                    20,074      19,220      19,392
Principal payments on debt                                          (9,527)    (16,498)    (14,167)
Redemption of preferred beneficial interests securities                 --        (500)         --
Issuance of American Express common shares                           1,055         348         161
Repurchase of American Express common shares                        (3,578)     (1,391)     (1,153)
Dividends paid                                                        (535)       (471)       (430)
---------------------------------------------------------------------------------------------------
Net cash provided by financing activities                            6,176       5,841       4,190
Effect of exchange rate changes on cash                                 42        (150)        (56)
---------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                 3,751      (4,132)      3,066
Cash and cash equivalents at beginning of year                       6,156      10,288       7,222
---------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                         $   9,907   $   6,156   $  10,288
===================================================================================================

See Notes to Consolidated Financial Statements.


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           80
                                                                           ...
                                           Consolidated Statements of Cash Flows

Consolidated Statements of Shareholders' Equity
AMERICAN EXPRESS COMPANY

                                                                                               Accumulated
                                                                                Additional           Other
                                                                    Common         Paid-in   Comprehensive         Retained
Three years ended December 31, 2004 (Millions)         Total        Shares         Capital    Income/(Loss)        Earnings
----------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 2001                        $12,037          $ 266        $ 5,527          $ (177)        $  6,421
============================================================================================================================
 Comprehensive income:
  Net income                                           2,671                                                          2,671
  Change in net unrealized securities gains              770                                           770
  Change in net unrealized derivatives losses           (614)                                         (614)
  Derivatives losses reclassified to earnings            372                                           372
  Foreign currency translation adjustments               (86)                                          (86)
  Minimum pension liability adjustment                    54                                            54
                                                     --------
  Total comprehensive income                           3,167
 Repurchase of common shares                          (1,153)            (7)          (139)                          (1,007)
 Other changes, primarily employee plans                 235              2            287                              (54)
 Cash dividends declared:
  Common, $0.32 per share                               (425)                                                          (425)
----------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 2002                         13,861            261          5,675             319            7,606
============================================================================================================================
 Comprehensive income:
  Net income                                           2,987                                                          2,987
  Change in net unrealized securities gains             (173)                                         (173)
  Change in net unrealized derivatives losses           (323)                                         (323)
  Derivatives losses reclassified to earnings            415                                           415
  Foreign currency translation adjustments               (80)                                          (80)
  Minimum pension liability adjustment                    34                                            34
                                                     --------
  Total comprehensive income                           2,860
 Repurchase of common shares                          (1,391)            (7)          (160)                          (1,224)
 Other changes, primarily employee plans                 488              3            566                              (81)
 Cash dividends declared:
  Common, $0.38 per share                               (495)                                                          (495)
----------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 2003                         15,323            257          6,081             192            8,793
============================================================================================================================
 Comprehensive income:
  Net income                                           3,445                                                          3,445
  Change in net unrealized securities gains             (171)                                         (171)
  Change in net unrealized derivatives losses              6                                             6
  Derivatives losses reclassified to earnings            298                                           298
  Foreign currency translation adjustments               (66)                                          (66)
  Minimum pension liability adjustment                    (1)                                           (1)
                                                     ----------
  Total comprehensive income                           3,511
 Repurchase of common shares                          (3,578)           (14)          (338)                          (3,226)
 Other changes, primarily employee plans               1,320              7          1,573                             (260)
 Cash dividends declared:
  Common, $0.44 per share                               (556)                                                          (556)
----------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 2004                        $ 16,020         $ 250        $ 7,316          $  258         $  8,196
============================================================================================================================

See Notes to Consolidated Financial Statements.



                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           81
                                                                           ...
                                 Consolidated Statements of Shareholders' Equity

Notes to Consolidated
Financial Statements

Note 1 SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

THE COMPANY
American Express Company (the Company) is primarily engaged in the business of providing travel related services, financial services and international banking services throughout the world.

TRAVEL RELATED SERVICES
The Company's Travel Related Services operating segment (TRS), which includes the Company's card, travel, merchant and network businesses, provides a variety of products and services worldwide, including, among others, global card network, card issuing and processing services, customized charge card and credit cards for consumers and businesses worldwide, other consumer and corporate lending and banking products, American Express(R) Travelers
Cheques and prepaid card products, business expense management products and services, corporate travel and travel management services, consumer travel services, tax, accounting and business consulting services, magazine publishing, merchant transaction processing and point-of-sale and back-office products and services. The TRS segment operates primarily through the Company's wholly-owned subsidiary American Express Travel Related Services Company, Inc. and its subsidiaries.

AMERICAN EXPRESS FINANCIAL ADVISORS
The Company's American Express Financial Advisors operating segment (AEFA) is comprised primarily of asset management and insurance businesses whose products are principally offered through its network of over 12,000 financial advisors. Financial planning and advice is at the core of AEFA's business, which helps clients meet their long-term financial goals. The AEFA operating segment principally includes American Express Financial Corporation (AEFC), and its wholly-owned subsidiaries, the largest of which is IDS Life Insurance Company.

On February 1, 2005, the Company announced plans to pursue a tax-free spin-off of the common stock of AEFC through a special dividend to American Express common shareholders. See Note 23 for further information regarding this proposed transaction. The Notes to the Consolidated Financial Statements include disclosures that reflect the Company's business and organization as currently structured, unless otherwise specified.

AMERICAN EXPRESS BANK
The Company's American Express Bank operating segment (AEB) offers products that meet the financial service needs of three primary client groups: retail customers, wealthy individuals and financial institutions. AEB's operations are conducted principally through American Express Bank Ltd., a wholly-owned indirect subsidiary of the Company, and its subsidiaries. AEB does not do business in the United States except as an incident to its activities outside the United States.

PRINCIPLES OF CONSOLIDATION
The Company consolidates all non-variable interest entities in which it holds a greater than 50 percent voting interest, except for immaterial seed money investments in mutual and hedge funds, which are accounted for as trading securities. Entities in which the Company holds a greater than 20 percent but less than 50 percent voting interest are accounted for under the equity method. All other investments are accounted for under the cost method unless the Company determines that it exercises significant influence over the entity by means other than voting rights, in which case these entities are either accounted for under the equity method or are consolidated, as appropriate.

The Company also consolidates all Variable Interest Entities (VIEs) for which it is considered to be the primary beneficiary pursuant to Financial Accounting Standards Board (FASB) Interpretation No. 46, "Consolidation of Variable Interest Entities," as revised (FIN 46). The determination as to whether an entity is a VIE is based on the amount and characteristics of the entity's equity. In general, FIN 46 requires a VIE to be consolidated when an enterprise has a variable interest for which it is deemed to be the primary beneficiary, which means that it will absorb a majority of the VIE's expected losses or receive a majority of the VIE's expected residual return.

Qualifying Special Purpose Entities (QSPEs) under Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," are not consolidated. Such QSPEs include those that the Company utilizes in connection with cardmember lending securitizations at the TRS segment, as well as a securitization trust containing a majority of the Company's rated collateralized debt obligations (CDOs) described in Note 2. Other entities where the Company has an interest or is the sponsor or transferor are evaluated using the control, risk and reward criteria


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           82
                                                                           ...
                                      Notes to Consolidated Financial Statements
as outlined under accounting principles generally accepted in the United States
(GAAP).

All significant intercompany transactions are eliminated. Certain reclassifications of prior period amounts have been made to conform to the current presentation.

FOREIGN CURRENCY TRANSLATION
Assets and liabilities denominated in foreign currencies are translated into U.S. dollars based upon exchange rates prevailing at the end of each year. The resulting translation adjustments, along with any related hedge and tax effects, are included in accumulated other comprehensive income (loss), a component of shareholders' equity. Revenues and expenses are translated at the average month end exchange rates during the year. Gains and losses related to non-functional currency transactions, including non-U.S. operations where the functional currency is the U.S. dollar, are reported net in other revenue in the Company's Consolidated Statements of Income.

AMOUNTS BASED ON ESTIMATES AND ASSUMPTIONS
Accounting estimates are an integral part of the Consolidated Financial Statements. In part, they are based upon assumptions concerning future events. Among the more significant assumptions are those that relate to reserves for cardmember credit losses, asset securitizations, Membership Rewards, financial instruments valuation and deferred acquisition costs as discussed in detail below. These accounting estimates reflect the best judgment of management and actual results could differ.

REVENUES
The Company generates revenue from a wide range of business activities, including payment instruments such as charge and credit cards; travel services including airline, hotel and rental car reservations; and a wide range of investment, savings, lending and insurance products.

DISCOUNT REVENUE
The Company earns discount revenue from fees charged to service establishments with whom the Company has entered into card acceptance agreements for processing cardmember transactions. The discount is generally deducted from the payment to the service establishment and recorded as discount revenue at the time the charge is captured.

NET INVESTMENT INCOME
Investment income for the Company's performing fixed income securities and investment loans is generally accrued as earned using the effective interest method, which makes an adjustment of the yield for security premiums and discounts, fees and other payments, so that the related loan or security recognizes a constant rate of return on the outstanding balance throughout its term. Gains and losses on investments (other than trading securities) are recognized using the specific identification method on a trade date basis and charges are recorded when securities are determined to be other-than-temporarily impaired.

Investment income for the Company's international banking and other loans is accrued on unpaid principal balances in accordance with the terms of the loans unless collection of interest is in doubt, in which case interest income is recognized only to the extent it is received in cash. Generally, the accrual of interest on these loans and advances is discontinued at the time the loan is 90 days delinquent, depending on loan type, or when an impairment is determined. When there is doubt regarding the ultimate collectibility of outstanding balances, all cash received is applied to reduce the carrying value of the loan or advance. Fees and deferred acquisition costs are amortized over the life of the loan or advance using the effective interest method. Net investment income is presented net of interest expense of $221 million, $218 million and $240 million for 2004, 2003 and 2002, respectively, related primarily to the Company's international banking operations.

MANAGEMENT AND DISTRIBUTION FEES
Management fees relate primarily to managed assets for proprietary mutual funds and separate account assets, as well as employee benefit plan and institutional investment management and administration services. They are primarily based on the underlying asset values which are accrued daily and generally collected monthly. Many of the proprietary mutual funds have a performance incentive adjustment (PIA). This PIA adjusts the level of management fees received based on the specific fund's relative performance as measured against a designated external index. PIA fee revenue is recognized when the experience period has ended. Distribution fees primarily include point-of-sale fees (i.e., front-load mutual fund fees) and asset-based fees (i.e., 12b-1 fees and wrap account fees) that are generally based on a contractual fee as a percentage of assets and recognized when received.


CARDMEMBER LENDING NET FINANCE CHARGE REVENUE
Cardmember lending finance charges are assessed using the average daily balance method for receivables owned and are recognized based upon the principal amount outstanding in accordance with the terms of


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           83
                                                                           ...
                                      Notes to Consolidated Financial Statements
the applicable account agreement until the outstanding balance is paid or written-off. Cardmember lending net finance charge revenue is presented net of interest expense of $571 million, $483 million and $510 million for 2004, 2003 and 2002, respectively.

NET CARD FEES
Card fees are recognized as revenue over the card membership period covered by the card fee, net of provision for projected refunds of card fees for cancellation of card membership. Similarly, deferred card acquisition costs are amortized into operating expenses over the card membership period covered by the card fee.

TRAVEL COMMISSIONS AND FEES
Customer revenue is earned by charging a transaction or management fee for airline or other transactions based on contractual agreements with travel clients. Customer-related fees and other revenues are recognized at the time a client books travel arrangements. Travel suppliers pay commissions on airline tickets issued and on sales and transaction volumes, based on contractual agreements. These revenues are recognized at the time a ticket is purchased. Other travel suppliers that pay commissions on hotels and car rentals are generally not under firm contractual agreements, and, therefore, revenue is recognized when cash is received.

OTHER COMMISSIONS AND FEES
Other commissions and fees include foreign exchange conversion fees and other card-related assessments, which are primarily recognized in the period charged to the cardmember. Fees related to the Company's Membership Rewards program are recognized over the period covered by the fee.

INSURANCE AND ANNUITY REVENUES
Insurance and annuity revenues include premiums on traditional life, disability income, long-term care and property-casualty insurance and certain charges assessed on universal and variable universal life insurance and annuities. Premiums on traditional life, disability income and long-term care insurance are recognized as revenue when due, whereas premiums on property-casualty insurance are recognized ratably over the coverage period. Cost of insurance charges on universal and variable universal life insurance are recognized as revenue when earned, whereas contract charges and surrender charges on universal and variable universal life insurance and annuities are recognized as revenue when collected.

SECURITIZATION INCOME, NET
Net securitization income includes non-credit provision components of the net gains and charges from securitization activities, related impairment charges, if any, of the related interest-only strip, excess spread related to securitized cardmember loans, net finance charge revenue on retained interests in securitized cardmember loans and servicing income, net of related discounts or fees. Excess spread represents the net positive cash flow from interest and fees collected from the securitized cardmember loans allocated to securities sold to third-party investors after deducting the interest paid on investor securities, credit losses, contractual servicing fees and other expenses. See
Note 4 for further information regarding securitizations.

OTHER
Other revenues primarily include fees from financial planning, consulting and business services, which are recognized as services are performed.

EXPENSES
STOCK-BASED COMPENSATION
At December 31, 2004, the Company has two stock-based employee compensation plans, which are described more fully in Note 15. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," prospectively for all stock options granted after December 31, 2002. The fair value of each option is estimated on the date of grant using a Black-Scholes option-pricing model. Prior to 2003, the Company accounted for those plans under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Prior to the adoption of the fair value recognition provisions of SFAS No. 123 in 2003, no employee compensation expense was recorded in net income for stock options granted, since all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. For the years ended December 31, 2004 and 2003, the Company expensed $83 million and $37 million pretax, respectively, related to stock options granted January 1, 2003 or later.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure," which amended APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about the pro forma effects of SFAS No. 123 on reported net income of stock-based compensation accounted for


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           84
                                                                           ...
                                      Notes to Consolidated Financial Statements
under APB Opinion No. 25. The following table illustrates the effect on net income and earnings per common share (EPS) assuming the Company had followed the fair value recognition provisions of SFAS No. 123 for all outstanding and unvested stock options and other stock-based compensation for the years ended December 31, 2004, 2003 and 2002:

(Millions, except per share amounts)                         2004       2003       2002
----------------------------------------------------------------------------------------
Net income as reported                                    $ 3,445    $ 2,987    $ 2,671
Add: Stock-based employee compensation expense included
 in reported net income, net of related tax effects           141         79         26
Deduct: Total stock-based employee compensation expense
 determined under fair value based method, net of related
 tax effects                                                 (325)      (349)      (355)
----------------------------------------------------------------------------------------
Pro forma net income                                       $3,261     $2,717     $2,342
=======================================================================================
Basic EPS:
 As reported                                               $ 2.74     $ 2.33     $ 2.02
 Pro forma                                                 $ 2.59     $ 2.12     $ 1.77
Diluted EPS:
 As reported                                               $ 2.68     $ 2.30     $ 2.01
 Pro forma                                                 $ 2.54     $ 2.09     $ 1.76
=======================================================================================

MARKETING, PROMOTION, REWARDS AND CARDMEMBER SERVICES
The Company expenses advertising costs in the year in which the advertising first takes place.

The Company's Membership Rewards program allows enrolled cardmembers to earn points that can be redeemed for a broad range of rewards including travel, entertainment, retail certificates and merchandise. The Company establishes reserves to cover the cost of future reward redemptions and typically makes payments to its reward partners when cardmembers redeem their points. The reserve for Membership Rewards is estimated using models that analyze redemption statistics and also reflect, to a lesser extent, management's judgment regarding overall adequacy. The ultimate points to be redeemed by cardmembers are estimated based on many factors including past redemption behavior of cardmembers, product type, year of enrollment, spend level and duration in the program. Past behavior is used to predict when current enrollees will leave the program and their ultimate redemption rate.

The provision for the cost of Membership Rewards is based upon points earned that are ultimately expected to be redeemed by cardmembers and the current weighted-average cost per point of redemption. The weighted-average cost per point is affected by the mix of rewards redeemed. The provision and related balance sheet reserve for unredeemed points are impacted over time based on a number of factors including changes in the number of cardmembers in the Membership Rewards program, the actual amount of points earned and redeemed, the actual weighted-average cost per point, the availability of Membership Rewards offerings by vendors, the redemption choices made by cardmembers and future changes the Company could make to the program.

BALANCE SHEET
CASH AND CASH EQUIVALENTS
The Company has defined cash equivalents to include time deposits and other highly liquid investments with original maturities of 90 days or less. At December 31, 2004 and 2003, cash and cash equivalents included $1.0 billion and $1.1 billion, respectively, segregated in special bank accounts for the benefit of customers. The Company classified restricted cash totaling $1.1 billion and $1.3 billion at December 31, 2004 and 2003, respectively, in other assets in cases where cash cannot be utilized for operations.

INVESTMENTS
Available-for-Sale investment securities are carried at fair value on the balance sheet with unrealized gains (losses) recorded in equity, net of income tax provisions (benefits). Gains and losses are recognized in results of operations upon disposition of the securities. In addition, losses are also recognized when management determines that a decline in value is other-than-temporary, which requires judgment regarding the amount and timing of recovery. Indicators of other-than-temporary impairment for debt securities include issuer downgrade, default or bankruptcy. The Company also considers the extent to which cost exceeds fair value, the duration and size of that gap, and management's judgment about the issuer's current and prospective financial condition. Fair value is generally based on quoted market prices. However, the


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           85
                                                                           ...
                                      Notes to Consolidated Financial Statements

Company's investment portfolio also contains structured investments of various asset quality, including CDOs (backed by high-yield bonds and bank loans), which are not readily marketable. As a result, the carrying values of these structured investments are based on future cash flow projections that require a significant degree of management judgment as to the amount and timing of cash payments, defaults and recovery rates of the underlying investments and, as such, are subject to change. Investments also include AEFA's investment loans, primarily commercial mortgage loans, carried at amortized cost, net of reserves for losses, that consider factors such as underlying collateral values and historical loss experience. Trading investments are carried at fair value on the balance sheet with the changes in fair value recorded in results of operations.

ACCOUNTS RECEIVABLE
CARDMEMBER RECEIVABLES
Cardmember receivables represent amounts due from charge card customers and are recorded at the time that a cardmember enters into a point-of-sale transaction at a service establishment. Cardmember receivable balances are presented on the balance sheet net of reserves for losses, which are discussed below, and typically include principal and any related fees.

RESERVES FOR LOSSES -- CARDMEMBER RECEIVABLES
The Company's reserves for losses relating to cardmember receivables represent management's estimate of the amount necessary to absorb losses inherent in the Company's outstanding portfolio of receivables. Management's evaluation process requires certain estimates and judgments. Reserves for these losses are primarily based upon models that analyze specific portfolio statistics and also reflect, to a lesser extent, management's judgment regarding overall adequacy. The analytic models take into account several factors, including average write-off rates for various stages of receivable aging (i.e., current, 30 days, 60 days, 90 days) over a 24-month period and average bankruptcy and recovery rates. In exercising its judgment to adjust reserves that are calculated by the analytic model, management considers the level of coverage of past-due accounts, as well as external indicators, such as leading economic indicators, unemployment rate, consumer confidence index, purchasing manager's index, bankruptcy filings and the regulatory environment. Cardmember receivable balances are written-off when management deems amounts to be uncollectible, which is generally determined by the number of days past due. In general, bankruptcy and deceased accounts are written-off upon notification, while other accounts are written-off when 360 days past due. To the extent historical credit experience is not indicative of future performance or other assumptions used by management do not prevail, loss experience could differ significantly, resulting in either higher or lower future provisions for losses, as applicable.

LOANS
CARDMEMBER LENDING
Cardmember loans at TRS represent amounts due from customers of the Company's lending products, and are recorded at the time that a cardmember enters into a point-of-sale transaction at a service establishment. These loans are presented on the balance sheet net of reserves for cardmember losses, which are explained further below, and include accrued interest receivable and fees as of the balance sheet date. Additionally, cardmember loans include balances with extended payment terms on certain charge card products, such as Sign and Travel and Extended Payment Option. The Company's policy is to cease accruing for interest receivable once a related cardmember loan is greater than 180 days past due.

RESERVE FOR LOSSES -- CARDMEMBER LENDING
The Company's reserves for losses relating to cardmember loans represent management's estimate of the amount necessary to absorb losses inherent in the Company's outstanding loan portfolio. Management's evaluation process requires certain estimates and judgments. Reserves for these losses are primarily based upon models that analyze specific portfolio statistics and also reflect, to a lesser extent, management's judgment regarding overall adequacy. The analytic models take into account several factors, including average write-off rates for various stages of receivable aging (i.e., current, 30 days, 60 days, 90 days) over a 24-month period and average bankruptcy and recovery rates. In exercising its judgment to adjust reserves that are calculated by the analytic model, management considers the level of coverage of past-due accounts, as well as external indicators, such as leading economic indicators, unemployment rate, consumer confidence index, purchasing manager's index, bankruptcy filings and the regulatory environment.

Cardmember loans are written-off when management deems amounts to be uncollectible, which is generally determined by the number of days past due. In general, bankruptcy and deceased accounts are written-off upon notification, while other accounts are written-off when 180 days past due. To the extent historical credit experience is not indicative of future performance or other


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           86
                                                                           ...
                                      Notes to Consolidated Financial Statements
assumptions used by management do not prevail, loss experience could differ significantly, resulting in either higher or lower future provisions for losses, as applicable.

INTERNATIONAL BANKING
International banking loans at AEB primarily represent amounts due from consumers, high net worth individuals, banks and other institutions, and corporations. Consumer and private banking loans include unsecured lines of credit, installment loans, mortgage loans and auto loans to retail customers as well as secured lending to high net worth individuals. Loans to banks and other institutions represent trade-related financing and other extensions of credit. Corporate loans represent commercial and industrial loans as well as mortgage and real estate loans to corporate customers. International banking loans at AEB are stated at the principal amount outstanding net of unearned income and are presented on the balance sheet net of reserves for losses which are discussed below.

RESERVE FOR LOSSES -- INTERNATIONAL BANKING
For smaller-balance consumer loans, management establishes reserves it believes to be adequate to absorb losses inherent in the portfolio. Generally, these loans are written-off in full when an impairment is determined or when the loan becomes 120 or 180 days past due, depending on loan type. Loans, other than smaller-balance consumer loans (including loans impaired under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan"), are placed on nonperforming status when payments of principal or interest are 90 days past due or if, in management's opinion, the borrower is unlikely to meet its contractual obligations. The allowance for impaired loans is measured as the excess of the loan's recorded investment over either the present value of expected principal and interest payments discounted at the loan's effective interest rate or, if more practical for collateral dependent loans, the fair value of collateral. For floating rate impaired loans, the effective interest rate is fixed at the rate in effect at the date the impairment criteria are met.

OTHER LOANS
Other loans primarily represent installment loans, revolving credit due from TRS and AEFA customers, AEFA policyholder loans and interest-bearing advances to airline partners. Interest-bearing advances to airline partners will be reduced by mileage credits purchased from these partners through 2008.

ASSET SECURITIZATIONS
The Company periodically securitizes cardmember receivables and loans. Securitization of the Company's cardmember receivables and loans is accomplished through the transfer of those assets to a special purpose entity created for the securitization, generally a trust, which in turn issues securities that are collateralized by the transferred assets to third-party investors. The Company accounts for its transfers of financial assets in accordance with SFAS No. 140. In order for a securitization of financial assets to be accounted for as a sale under SFAS No. 140, the transferor must surrender control over those financial assets to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. Cardmember loans are transferred to a qualifying special purpose entity, and such transactions are structured to meet the sales criteria of SFAS No. 140. Accordingly, when loans are sold through securitizations, the Company removes the loans from its consolidated balance sheets and recognizes both a gain on sale and the retained interests in the securitization.

Cardmember receivables are transferred to a special purpose entity that does not meet the requirements for treatment as a qualifying sale under SFAS No.
140. Therefore, securitizations of cardmember receivables are accounted for as secured borrowings in accordance with SFAS No. 140. The Company has securitized cardmember receivables totaling $1.9 billion and $3.0 billion as of December 31, 2004 and 2003, respectively, which are included in cardmember receivables on the Consolidated Balance Sheets as they do not qualify for off-balance sheet treatment under SFAS No. 140; likewise, an equal amount of debt is included in long-term debt.

SEPARATE ACCOUNT ASSETS AND LIABILITIES
Separate account assets and liabilities are funds held for the exclusive benefit of variable annuity and variable life insurance contractholders. The Company receives investment management fees, mortality and expense risk fees, minimum death benefit guarantee fees and cost of insurance charges from the related accounts.

DEFERRED ACQUISITION COSTS
Deferred acquisition costs (DAC) represent the costs of acquiring new business, principally direct sales commissions and other distribution and underwriting costs that have been deferred on the sale of annuity, life and health insurance and, to a lesser extent, property/casualty and certain mutual fund products. For annuity and insurance products, DAC are amortized over periods approximating the lives of the business, generally as a percentage of


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           87
                                                                           ...
                                      Notes to Consolidated Financial Statements
premiums or estimated gross profits associated with the products depending on the product's characteristics. For certain mutual fund products, DAC are generally amortized over fixed periods on a straight-line basis. For annuity and insurance products, the projections underlying the amortization of DAC require the use of certain assumptions, including interest margins, mortality and morbidity rates, persistency rates, maintenance expense levels and customer asset value growth rates for variable products. Management routinely monitors a wide variety of trends in the business, including comparisons of actual and assumed experience. Management reviews and, where appropriate, adjusts its assumptions with respect to customer asset value growth rates on a quarterly basis. Management monitors other principal DAC assumptions, such as persistency, mortality and morbidity rates, interest margin and maintenance expense level assumptions, each quarter. Unless management identifies a material deviation over the course of the quarterly monitoring, management reviews and updates these DAC assumptions annually in the third quarter of each year. When assumptions are changed, the percentage of estimated gross profits or portion of interest margins used to amortize DAC may also change. A change in the required amortization percentage is applied retrospectively; an increase in amortization percentage will result in an acceleration of DAC amortization while a decrease in amortization percentage will result in a deceleration of DAC amortization. The impact on results of operations of changing assumptions with respect to the amortization of DAC can be either positive or negative in any particular period and is reflected in the period in which such changes are made.

LAND, BUILDINGS AND EQUIPMENT
LAND, BUILDINGS AND EQUIPMENT
Buildings and equipment, including leasehold improvements, are carried at cost less accumulated depreciation. Costs incurred during construction, as well as related interest, are capitalized and are depreciated once an asset is placed in service. Depreciation is generally computed using the straight-line method over the estimated useful lives of assets, which range from three to eight years for equipment. Buildings are depreciated based upon their estimated useful life at the acquisition date which generally ranges from 39 to 50 years. Leasehold improvements are depreciated using the straight-line method over the lesser of the remaining term of the leased facility or the economic life of the improvement which ranges from 5 to 10 years.

SOFTWARE DEVELOPMENT COSTS
The Company capitalizes certain costs associated with the acquisition or development of internal-use software. Once the software is ready for its intended use, these costs are amortized on a straight-line basis over the software's estimated useful life of five years.

GOODWILL AND OTHER INTANGIBLE ASSETS
GOODWILL
Goodwill represents the excess of acquisition cost of an acquired company over the fair value of assets acquired and liabilities assumed. Goodwill is included in other assets on the Consolidated Balance Sheets. The Company evaluates goodwill for impairment annually and whenever events and circumstances make it likely that impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose of a reporting unit. In determining whether impairment has occurred, the Company uses a comparative market multiples approach.

INTANGIBLE ASSETS
Intangible assets, including purchased credit card relationships, other customer relationships and other intangible assets are amortized over their estimated useful lives unless they are deemed to have indefinite useful lives. Intangible assets are included in other assets on the Consolidated Balance Sheets. The Company evaluates intangible assets annually for impairment and whenever events and circumstances make it likely that impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose of a reporting unit. For intangible assets subject to amortization, impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES
SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, establishes accounting and reporting requirements for derivative financial instruments, including hedging activities. SFAS No. 133 requires that all derivatives are recognized on balance sheet at fair value as either assets or liabilities in the Company's Consolidated Balance Sheets. The fair value of the Company's derivative financial instruments are determined using either market quotes or valuation models that are based upon the net present value of estimated future cash flows and incorporate current market data inputs. The Company reports its derivative assets and liabilities in other assets and other liabilities, respectively, on a net by


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           88
                                                                           ...
                                      Notes to Consolidated Financial Statements
counterparty basis where management believes the legal right of offset exists under enforceable netting agreements. The accounting for the change in the fair value of a derivative instrument depends on its intended use and the resulting hedge designation, if any.

CASH FLOW HEDGES
For derivative financial instruments that qualify as cash flow hedges, the effective portions of the gain or loss on the derivatives are recorded in accumulated other comprehensive income (loss) and reclassified into earnings when the hedged item or transactions impact earnings. The amount that is reclassified into earnings is presented in the income statement with the hedged instrument or transaction impact, generally, in net investment income or interest expense. Any ineffective portion of the gain or loss is reported as a component of other revenue. If a hedge is de-designated or terminated prior to maturity, the amount previously recorded in accumulated other comprehensive income (loss) is recognized into earnings over the period that the hedged item impacts earnings. For any hedge relationships that are discontinued because the forecasted transaction is not expected to occur according to the original strategy, any related amounts previously recorded in accumulated other comprehensive income (loss) are recognized into earnings immediately.

FAIR VALUE HEDGES
For derivative financial instruments that qualify as fair value hedges, changes in the fair value of the derivatives as well as of the corresponding hedged assets, liabilities or firm commitments are recorded in earnings as a component of other revenue. If a fair value hedge is de-designated or terminated prior to maturity, previous adjustments to the carrying value of the hedged item are recognized into earnings to match the earnings pattern of the hedged item.

NET INVESTMENT HEDGES IN FOREIGN OPERATIONS
For derivative financial instruments that qualify as net investment hedges in foreign operations, the effective portions of the change in fair value of the derivatives are recorded in accumulated other comprehensive income (loss) as part of the cumulative translation adjustment. Any ineffective portions of net investment hedges are recognized in other revenue during the period of change.

NON-DESIGNATED DERIVATIVES AND TRADING ACTIVITIES
For derivative financial instruments that do not qualify for hedge accounting, are not designated under SFAS No. 133 as hedges or are comprised of customer or proprietary trading activities, changes in fair value are reported in current period earnings generally as a component of other revenue.

Derivative financial instruments that are entered into for hedging purposes are designated as such at the time that the Company enters into the contract. As required by SFAS No. 133, for all derivative financial instruments that are designated for hedging activities, the Company formally documents all of the hedging relationships between the hedge instruments and the hedged items at the inception of the relationships. Management also formally documents its risk management objectives and strategies for entering into the hedge transactions. The Company formally assesses, at inception and on a quarterly basis, whether derivatives designated as hedges are highly effective in offsetting the fair value or cash flows of hedged items. If it is determined that a derivative is not highly effective as a hedge, the Company will discontinue the application of hedge accounting.

INSURANCE AND ANNUITY RESERVES
FIXED ANNUITIES AND VARIABLE ANNUITY GUARANTEES
Liabilities for fixed and variable deferred annuities are equal to accumulation values, which are the cumulative gross premium payments, credited interest and fund performance less withdrawals and expense and mortality charges.

In addition, the majority of the variable annuity contracts offered by AEFA contain guaranteed minimum death benefit (GMDB) provisions. When market values of the customers' accounts decline, the death benefit payable on a contract with a GMDB may exceed the contract accumulation value. Other AEFA product offerings include variable annuities with death benefit provisions that gross up the amount payable by a certain percentage of contract earnings (gain gross-up benefits) and/or guaranteed minimum income benefit (GMIB) provisions. Effective January 1, 2004, liabilities for these variable annuity death and GMIB benefits have been established under the American Institute of Certified Public Accountants Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (SOP 03-1). Actuarial models to simulate various equity market scenarios are used to project these benefits and contract assessments and include making significant assumptions related to customer asset value growth rates, mortality, persistency and investment margins. These assumptions, as well as their periodic review by management, are consistent


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           89
                                                                           ...
                                      Notes to Consolidated Financial Statements
with those used for DAC purposes. Prior to the adoption of SOP 03-1, amounts paid in excess of contract value were expensed. See Recently Issued Accounting Standards below for further discussion on SOP 03-1. Liabilities for equity indexed deferred annuities issued in 1999 or later are equal to the accumulation of host contract values covering guaranteed benefits and the market value of embedded equity options. Liabilities for equity indexed deferred annuities issued before 1999 are equal to the present value of guaranteed benefits and the intrinsic value of index-based benefits.
Liabilities for fixed annuities in a benefit or payout status are based on future estimated payments using established industry mortality tables and interest rates, ranging from 4.6% to 9.5%, depending on year of issue, with an average rate of approximately 6.1%.

LIFE AND HEALTH POLICIES
Liabilities for life insurance claims that have been reported but have not yet been paid (unpaid claim liabilities) are equal to the death benefits payable under the policies. For disability income and long-term care claims, unpaid claim liabilities are equal to benefit amounts due and accrued, including the expense of reviewing claims and making benefit payment determinations. Liabilities for claims that have occurred but have not been reported are estimated based on periodic analysis of the actual lag between when a claim occurs and when it is reported. Where applicable, amounts recoverable from other insurers who share in the risk of the products offered (reinsurers) are separately recorded as receivables.

Liabilities for fixed and variable universal life insurance are equal to accumulation values, which are the cumulative gross premium payments, credited interest and fund performance less withdrawals and expense and mortality charges.

Liabilities for future benefits on term and whole life insurance are based on the net level premium method, using anticipated premium payments, mortality rates, policy persistency and interest rates earned on the assets supporting the liability. Anticipated mortality rates are based on established industry mortality tables, with modifications based on Company experience. Anticipated policy premium payments and persistency rates vary by policy form, issue age and policy duration. Anticipated interest rates range from 4% to 10%, depending on policy form, issue year and policy duration.

Liabilities for future disability income and long-term care policy benefits include both policy reserves and claim reserves. Policy reserves are the amounts needed to meet obligations for future claims and are based on the net level premium method, using anticipated premium payments and morbidity, mortality, policy persistency and discount rates. Anticipated morbidity and mortality rates are based on established industry morbidity and mortality tables. Anticipated policy persistency rates vary by policy form, issue age, policy duration and, for disability income policies, occupation class. Anticipated discount rates for disability income policy reserves are 7.5% at policy issue and grade to 5% over 5 years. Anticipated discount rates for long-term care policy reserves are currently 5.9% grading up to 8.9% over 30 years.

Claim reserves are the amounts needed to meet obligations for continuing claim payments on already incurred claims. Claim reserves are calculated based on claim continuance tables which estimate the likelihood that an individual will continue to be eligible for benefits and anticipated interest rates earned on assets supporting the reserves. Anticipated claim continuance rates are based on established industry tables. Anticipated interest rates for claim reserves for both disability income and long-term care range from 3% to 8%, with an average rate of approximately 5.2%. The Company issues only non-participating life insurance contracts and does not issue short duration life insurance policies.

INCOME TAXES
Deferred taxes are recorded for future tax consequences of events that have been recognized in the financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. The Company and its 80% or more owned domestic subsidiaries file a consolidated federal income tax return.

RECENTLY ISSUED ACCOUNTING STANDARDS
In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment (SFAS No. 123(R))," effective as of the first interim or annual reporting period that begins after June 15, 2005. SFAS No. 123(R) requires entities to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). As noted in the Stock-Based Compensation section above, the Company adopted, in January 2003, the fair value recognition provisions of SFAS No. 123 prospectively for all stock options granted after December 31, 2002. Substantially all stock options for which intrinsic value accounting was continued under APB Opinion No. 25 will have vested by June 30, 2005. The Company is currently evaluating the impact of the


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           90
                                                                           ...
                                      Notes to Consolidated Financial Statements
revised rule on the Company's results of operations and financial position.
SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date.

In December 2004, the FASB issued FASB Staff Position FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (the Act)" (FSP FAS 109-2) to allow additional time beyond the financial reporting period of enactment to evaluate the effect of the Act on the Company's plan for reinvestment or repatriation of foreign earnings for purposes of calculating the income tax provision. See Note 17 for further discussion of the Act, including the status of the Company's evaluation of the Act.

In October 2004, the FASB ratified Emerging Issues Task Force (EITF) Issue 04-08, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share" (EITF 04-08). Certain debt instruments, commonly referred to as "Co-Cos", are contingently convertible into the common share of the issuer after the common share price has exceeded a predetermined threshold for a specified period of time. Under the EITF guidance, Co-Cos must be included in diluted earnings per share calculations regardless of whether or not the contingency threshold has been met.

As of December 31, 2004, the Company has $2 billion principal outstanding of 1.85% Convertible Senior Debentures due 2033 (the Debentures) with a current base conversion price of $69.41 and a contingent conversion threshold of $86.76 per share. Prior to the third quarter of 2004, these Debentures were contingently convertible into cash or common shares of the Company, at the Company's option. During the third quarter of 2004, in response to the issuance of EITF 04-08, the Company notified the trustee and holders of the Debentures that the Company was exercising its election stipulated in the Debentures that, upon conversion of the Debentures at any time after the date of such notice, the Company will be required to deliver cash in an amount at least equal to the accreted principal amount of the Debentures converted. As a result of this election, the Company will also be required to deliver only cash in connection with any principal value conversion pursuant to the trading price condition. The Company may not revoke this election without the consent of holders of at least a majority of the original principal amount of the Debentures. See Note 7 for further information regarding the terms of the Debentures.

As a result of this election, in accordance with EITF 04-08, there will be no impact on the future dilutive earnings per share calculation related to these Debentures unless the Company's common share price exceeds the base conversion price. In that scenario, the Company would reflect the additional common shares in the calculation of diluted earnings per share using the treasury share method. See Note 8 for further information regarding common and preferred shares.

In May 2004, the FASB issued FASB Staff Position FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (FSP FAS 106-2). The Company elected to early adopt the provisions of FSP FAS 106-2 on a prospective basis as of April 1, 2004. As the annual measurement date for the postretirement benefit plans is September 30, the Company's postretirement benefit obligation was remeasured as of January 1, 2004 giving effect to the actuarially equivalent subsidy benefits. The expected subsidy had the effect of reducing the Company's accumulated postretirement benefit obligation (APBO) by $29 million, which was recognized as a reduction in the unrecognized net actuarial loss. The unrecognized net gain or loss outside a corridor equal to 10% of the APBO is amortized over the average remaining service life of the Company's employees eligible for postretirement benefits. The expected subsidy also affects the service and interest cost of the plan, and reduced net periodic postretirement benefit expense for the second quarter 2004 by approximately $1 million. The expense amounts shown in Note 16 reflect the effects of the early adoption of FSP FAS 106-2.

Effective January 1, 2004, the Company adopted SOP 03-1. SOP 03-1 provides guidance on: (i) the classification and valuation of long-duration contract liabilities; (ii) the accounting for sales inducements; and (iii) separate account presentation and valuation. The adoption of SOP 03-1 as of January 1, 2004 resulted in a cumulative effect of accounting change that reduced first quarter 2004 results by $71 million ($109 million pretax). The cumulative effect of accounting change consisted of: (i) $43 million pretax from establishing additional liabilities for certain variable annuity guaranteed benefits ($33 million) and from considering these liabilities in valuing DAC and deferred sales inducement costs associated with those contracts ($10 million) and (ii) $66 million pretax from establishing additional liabilities for certain


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           91
                                                                           ...
                                      Notes to Consolidated Financial Statements
variable universal life and single pay universal life insurance contracts under which contractual cost of insurance charges are expected to be less than future death benefits ($92 million) and from considering these liabilities in valuing DAC associated with those contracts ($26 million offset). Prior to the adoption of SOP 03-1, amounts paid in excess of contract value were expensed when payable. Amounts expensed in 2004 to establish and maintain additional liabilities for certain variable annuity guaranteed benefits amounted to $53 million (of which $33 million was part of the adoption charges discussed earlier) as compared to amounts expensed in 2003 and 2002 of $32 million and $37 million, respectively. The Company's accounting for separate accounts was already consistent with the provisions of SOP 03-1 and, therefore, there was no impact related to this requirement. See Note 11 for further discussion regarding SOP 03-1.

In December 2003, the FASB issued SFAS No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." This Statement amends the disclosure requirements of SFAS No. 87, "Employers' Accounting for Pensions," No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Statement does not change the recognition and measurement requirements of those Statements. See Note 16 for disclosures regarding the Company's Retirement Plans.

In November 2003, the FASB ratified a consensus on the disclosure provisions of EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (EITF 03-1). The Company complied with the disclosure provisions of this rule in its Annual Report on Form 10-K for the year ended December 31, 2003. In March 2004, the FASB reached a consensus regarding the application of a three-step impairment model to determine whether investments accounted for in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and other cost method investments are other-than-temporarily impaired. However, with the issuance of FSP EITF 03-1-1, "Effective Date of Paragraphs 10-20 of EITF 03-1," on September 30, 2004, the provisions of the consensus relating to the measurement and recognition of other-than-temporary impairments will be deferred pending further clarification from the FASB. The remaining provisions of this rule, which primarily relate to disclosure requirements, are required to be applied prospectively to all current and future investments accounted for in accordance with SFAS No. 115 and other cost method investments. The Company will evaluate the potential impact of EITF 03-1 after the FASB completes its reassessment.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The Statement amends and clarifies accounting for derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The adoption of this Statement did not have a material impact on the Company's financial statements.

In January 2003, the FASB issued FIN 46 which addresses consolidation by business enterprises of variable interest entities and was subsequently revised in December 2003. The variable interest entities primarily impacted by FIN 46, which the Company consolidated as of December 31, 2003, relate to structured investments, including a CDO and three secured loan trusts (SLTs), which were both managed and partially owned by AEFA. The consolidation of FIN 46-related entities resulted in a cumulative effect of accounting change that reduced 2003 net income through a non-cash charge of $13 million ($20 million pretax). The net charge was comprised of a $57 million ($88 million pretax) non-cash charge related to the consolidated CDO offset by a $44 million ($68 million pretax) non-cash gain related to the consolidated SLTs. See Note 5 for further discussion of variable interest entities.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The Statement is effective for exit or disposal activities initiated after December 31, 2002. The Company has complied with the Statement's requirements for applicable transactions.


Note 2 INVESTMENTS
The following is a summary of investments at December 31:

(Millions)                                                  2004            2003
--------------------------------------------------------------------------------
Available-for-Sale, at fair value                        $56,188         $51,848
Investment loans(a) (fair value:
   2004, $3,776; 2003, $4,116)                             3,523           3,794
Trading, at fair value                                     1,098             995
--------------------------------------------------------------------------------
Total                                                    $60,809         $56,637
================================================================================

(a) The carrying value of these assets is at amortized cost, net of reserves, which totaled $56 million and $60 million as of December 31, 2004 and 2003, respectively.


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           92
                                                                           ...
                                      Notes to Consolidated Financial Statements

Available-for-Sale Investments
Investments classified as Available-for-Sale at December 31 are distributed by type as presented below:

                                              2004                                           2003
---------------------------------------------------------------------------------------------------------------------------
                                             Gross       Gross                              Gross       Gross
                                        Unrealized  Unrealized        Fair             Unrealized  Unrealized         Fair
(Millions)                       Cost        Gains      Losses       Value       Cost       Gains      Losses        Value
---------------------------------------------------------------------------------------------------------------------------
Corporate debt securities    $ 23,072      $   865      $  (81)   $ 23,856   $ 20,666     $   909     $ (111)     $ 21,464
Mortgage and other
 asset-backed securities       16,906          216         (71)     17,051     16,674         279        (84)       16,869
State and municipal
 obligations                    7,535          423          (8)      7,950      7,138         479         (5)        7,612
U.S. Government and
 agencies obligations           4,509           16         (51)      4,474      1,150          17         --         1,167
Foreign government
 bonds and obligations            845           32          (8)        869        856          34         (2)          888
Structured investments(a)         774           --         (41)        733        826           4        (60)          770
Retained interests in
 lending securitizations          107            1          --         108      1,782          20         --         1,802
Other                           1,130           17          --       1,147      1,264          21         (9)        1,276
---------------------------------------------------------------------------------------------------------------------------
  Total                      $ 54,878      $ 1,570      $ (260)   $ 56,188   $ 50,356     $ 1,763     $ (271)     $ 51,848
===========================================================================================================================

(a) Includes unconsolidated CDOs at December 31, 2004 and unconsolidated CDOs and an SLT at December 31, 2003.

The following table provides information about Available-for-Sale investments with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2004:

(Millions)                             Less than 12 months          12 months or more                  Total
-----------------------------------------------------------------------------------------------------------------------
                                                      Gross                      Gross                        Gross
                                         Fair    Unrealized          Fair   Unrealized           Fair     Unrealized
Description of Securities               Value        Losses         Value       Losses          Value         Losses
-----------------------------------------------------------------------------------------------------------------------
Corporate debt securities            $  4,779       $  (47)       $ 1,304      $  (34)       $  6,083        $  (81)
Mortgage and other asset-
 backed securities                      5,522          (40)         1,131         (31)          6,653           (71)
State and municipal obligations           386           (5)            95          (3)            481            (8)
U.S. Government and
 agencies obligations                   4,221          (51)             5          --           4,226           (51)
Foreign government bonds
 and obligations                          144           (7)             9          (1)            153            (8)
Structured investments                     --           --            705         (41)            705           (41)
Other                                       7           --             --          --               7            --
-----------------------------------------------------------------------------------------------------------------------
  Total                              $ 15,059       $ (150)       $ 3,249      $ (110)       $ 18,308        $ (260)
=======================================================================================================================


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           93
                                                                           ...
                                      Notes to Consolidated Financial Statements

In evaluating potential other-than-temporary impairments, the Company considers the extent to which amortized cost exceeds fair value and the duration and size of that difference. A key metric in performing this evaluation is the ratio of fair value to amortized cost. The following table summarizes the unrealized losses by ratio of fair value to cost as of December 31, 2004:


(Millions, except
number of securities)             Less than 12 months                   12 months or more                       Total
------------------------------------------------------------------------------------------------------------------------------------
                                                      Gross                              Gross                                 Gross
Ratio of Fair Value to    Number of        Fair  Unrealized   Number of       Fair  Unrealized    Number of       Fair    Unrealized
Amortized Cost           Securities       Value      Losses  Securities      Value      Losses   Securities      Value        Losses
------------------------------------------------------------------------------------------------------------------------------------
95%-100%                       815     $ 14,987     $ (143)         184    $ 2,484     $  (61)         999    $ 17,471      $ (204)
90%-95%                         21           49         (5)          22        737        (44)          43         786         (49)
80%-90%                         15           22         (2)           7         28         (5)          22          50          (7)
Less than 80%                    2            1         --            1         --         --            3           1          --
------------------------------------------------------------------------------------------------------------------------------------
Total                          853     $ 15,059     $ (150)         214    $ 3,249     $ (110)       1,067    $ 18,308      $ (260)
====================================================================================================================================

Substantially all of the gross unrealized losses on the securities are attributable to changes in interest rates. Credit spreads and specific credit events associated with individual issuers can also cause unrealized losses although these impacts are not significant as of December 31, 2004. As noted in the table above, a significant portion of the unrealized loss relates to securities that have a fair value to cost ratio of 95% or above resulting in an overall 99% ratio of fair value to cost for all securities with an unrealized loss. The holding with the largest unrealized loss relates to the retained interest in a CDO securitization trust which has $41 million of the $44 million in unrealized losses for securities with an unrealized loss for twelve months or more and a fair value to cost ratio in the 90-95% category. With regard to this security, the Company estimates future cash flows through maturity (2014) on a quarterly basis using judgment as to the amount and timing of cash payments and defaults and recovery rates of the underlying investments. These cash flows support full recovery of the Company's carrying value related to the retained interest in the CDO securitization trust as of December 31, 2004. The $5 million in unrealized losses for securities with an unrealized loss for twelve months or more and a fair value to cost ratio in the 80-90% category primarily relates to a commercial mortgage-backed security collateralized by a commercial property for which the Company expects that all contractual principal and interest will be received. The unrealized losses in the other categories are not concentrated in any individual industries or with any individual securities.

The Company monitors the investments and metrics discussed above on a quarterly basis to identify and evaluate investments that have indications of possible other-than-temporary impairment. See the Investments section of Note 1 for information regarding the Company's policy for determining when an investment's decline in value is other-than-temporary. As stated earlier, substantially all of the gross unrealized losses on its Available-for-Sale securities are attributable to changes in interest rates. Additionally, the Company has the ability and intent to hold these securities for a time sufficient to recover its amortized cost and has, therefore, concluded that none are other-than-temporarily impaired at December 31, 2004.

The change in net unrealized securities gains (losses) in other comprehensive income includes three components: (i) unrealized gains (losses) that arose from changes in market value of securities that were held during the period (holding gains (losses)); (ii) gains (losses) that were previously unrealized, but have been recognized in current period net income due to sales and other-than-temporary impairments of Available-for-Sale securities (reclassification for realized (gains) losses); and (iii) other items primarily consisting of adjustments in asset and liability balances, such as DAC, to reflect the expected impact on their carrying values had the unrealized gain/loss been realized immediately. The following table presents these components of other comprehensive income (loss) net of tax for the years ended December 31:


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           94
                                                                           ...
                                      Notes to Consolidated Financial Statements

(Millions, net of tax)                         2004          2003          2002
--------------------------------------------------------------------------------
Holding (losses) gains                        $ (83)        $(157)        $ 783
Reclassification for
   realized (gains) losses                      (35)          (31)            1
Other                                           (53)           15           (14)
--------------------------------------------------------------------------------
Net unrealized securities
   (losses) gains in other
   comprehensive income                       $(171)        $(173)        $ 770
================================================================================

The following is a distribution of investments classified as Available-for-Sale by maturity as of December 31, 2004:



                                                                            Fair
(Millions)                                                 Cost            Value
--------------------------------------------------------------------------------
Due within 1 year                                       $ 2,809          $ 2,823
Due after 1 year through 5 years                         11,687           11,897
Due after 5 years through
   10 years                                              14,323           14,876
Due after 10 years                                        8,161            8,582
--------------------------------------------------------------------------------
                                                         36,980           38,178
Mortgage and other asset-
   backed securities                                     16,906           17,051
Structured investments                                      774              733
Equity securities                                           111              118
Retained interests in lending
   securitizations                                          107              108
--------------------------------------------------------------------------------
     Total                                              $54,878          $56,188
================================================================================

The expected payments on mortgage and other asset-backed securities, structured investments, and retained interests in lending securitizations may not coincide with their contractual maturities. As such, these securities, as well as equity securities, were not included in the maturities distribution.

The table below includes purchases, sales and maturities of investments classified as Available-for-Sale for the years ended December 31:

(Billions)                                              2004                2003
--------------------------------------------------------------------------------
Purchases                                            $  17.9             $  29.6
Sales                                                $   6.9             $  14.7
Maturities                                           $   6.5             $  11.2
================================================================================

Included in net investment income are gross realized gains and losses on sales of securities, as well as other-than-temporary losses on investments classified as Available-for-Sale, as noted in the following table for the years ended December 31:


(Millions)                                     2004          2003          2002
--------------------------------------------------------------------------------
Gross investment gains
   from sales and
   prepayments:
   Travel Related Services                    $  17         $  26         $  19
   American Express
     Financial Advisors                          68           323           342
   American Express Bank                          3            10            11
   Corporate and Other                           --            --             1
--------------------------------------------------------------------------------
     Total                                    $  88         $ 359         $ 373
================================================================================
Gross investment losses
   from sales and
   prepayments:
   Travel Related Services                    $  --         $  (2)        $  (1)
   American Express
     Financial Advisors                         (22)         (146)         (168)
   American Express Bank                         --            --            (2)
--------------------------------------------------------------------------------
     Total                                    $ (22)        $(148)        $(171)
================================================================================
Other-than-temporary
   impairments:
   Travel Related Services                    $  (7)        $  --         $  --
   American Express
     Financial Advisors                          (2)         (163)         (204)
   American Express Bank                         (1)           --            --
   Corporate and Other                           (2)           --            --
--------------------------------------------------------------------------------
     Total                                    $ (12)        $(163)        $(204)
================================================================================

As of December 31, 2004, the Company's structured investments, which are classified as Available-for-Sale, represent interests in CDOs. CDOs are investments backed by high-yield bonds or loans and are not readily marketable. The Company invested in CDOs as a condition to managing certain CDOs and as part of its overall investment strategy in order to offer competitive rates to insurance, annuity and certificate contractholders.

During 2001, the Company placed a majority of its rated CDO securities and related accrued interest, as well as a relatively minor amount of other liquid securities (collectively referred to as transferred assets) having an aggregate book value of $905 million, into a securitization trust. In return, the Company received $120 million in cash (excluding transaction expenses) relating to sales to unaffiliated investors and retained interests with allocated book amounts aggregating $785 million. As of December 31, 2004, the retained interests had a carrying value of $705 million, of which $523 million is considered investment grade and are accounted for in accordance with EITF Issue 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." One of the results of this transaction is that increases and decreases in future cash flows of the individual CDOs


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           95
                                                                           ...
                                      Notes to Consolidated Financial Statements
are combined into one overall cash flow for purposes of determining the carrying value of the retained interests and related impact on results of operations.

The 2003 adoption of FIN 46 required the consolidation of a CDO which contains debt issued to investors that is non-recourse to the Company and solely supported by a portfolio of high-yield bonds and loans. AEFA manages the portfolio of high-yield bonds and loans for the benefit of CDO debt held by investors and retains an interest in the residual and rated debt tranches of the CDO structure. This CDO included below investment grade corporate debt securities with a fair value of $249 million and $244 million at December 31, 2004 and 2003, respectively, which are included in corporate debt securities within the Available-for-Sale category discussed above. However, these assets are not available for the general use of the Company as they are for the benefit of CDO debt holders. Further discussion of this CDO is provided in Note 5.

INVESTMENT LOANS
Investment loans are primarily comprised of commercial and mortgage loans and are classified within Investments as they support contractholder obligations within AEFA similar to the Available-for-Sale portfolio at AEFA.

TRADING
Trading investments are primarily comprised of seed money investments in mutual funds and hedge funds managed at AEFA, as well as other hedge funds managed by third parties. There were $62 million, $80 million and $12 million of net gains for 2004, 2003 and 2002, respectively, related to trading securities held at each balance sheet date.

Note 3 LOANS
Loans at December 31 consisted of:

(Millions)                                                 2004             2003
--------------------------------------------------------------------------------
Cardmember lending                                      $26,905          $25,834
--------------------------------------------------------------------------------
International banking:
   Consumer and private banking                           4,825            4,448
   Banks and other institutions                           1,984            1,863
   Corporate:
     Commercial and industrial                               57              108
     Mortgage and real estate                                19               65
--------------------------------------------------------------------------------
   Total international banking                            6,885            6,484
--------------------------------------------------------------------------------
Other                                                     2,152            1,103
--------------------------------------------------------------------------------
Total loans - gross                                      35,942           33,421
Less: Loan loss reserves                                  1,084            1,121
--------------------------------------------------------------------------------
     Total                                              $34,858          $32,300
================================================================================

Note: AEFA's investment loans of $3.5 billion and $3.8 billion at December 31, 2004 and 2003, respectively, are included in Investments and are presented in
Note 2.

The following table presents changes in loan loss reserves:

(Millions)                                              2004               2003
--------------------------------------------------------------------------------
Balance, January 1                                   $ 1,121            $ 1,226
Provision(a)                                           1,188              1,336
Write-offs(b)                                         (1,319)            (1,502)
Recoveries and other(c)                                   94                 61
--------------------------------------------------------------------------------
Balance, December 31                                 $ 1,084            $ 1,121
================================================================================

(a) Provision for the years ended December 31, 2004 and 2003 includes $1,130 million and $1,218 million, respectively, related to cardmember lending and $58 million and $118 million, respectively, related to international banking and other.

(b) Write-offs for the years ended December 31, 2004 and 2003 include $1,205 million and $1,323 million, respectively, related to cardmember lending and $114 million and $179 million, respectively, related to international banking and other.

(c) Recoveries and other for the years ended December 31, 2004 and 2003 include $49 million and $73 million, respectively, related to cardmember lending and $45 million and ($12 million), respectively, related to international banking and other.


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           96
                                                                           ...
                                      Notes to Consolidated Financial Statements

Note 4 SECURITIZED LOANS
The Company periodically securitizes pools of its cardmember loans through the American Express Credit Account Master Trust (the Lending Trust), which in turn sells securities collateralized by the transferred cardmember loans to third-party investors. Such securities represent undivided interests in the transferred cardmember loans. The Company is required to maintain an undivided interest in the transferred cardmember loans, which is referred to as seller's interest and is reported as loans on the Company's Consolidated Balance Sheets. Any billed finance charges related to the transferred cardmember loans are reported as other receivables on the Company's Consolidated Balance Sheets. The Company retains servicing responsibilities for the transferred assets and earns a related fee. Pursuant to SFAS No. 140, no servicing asset or liability is recognized at the time of a securitization, as management believes that the Company receives adequate compensation relative to current market servicing fees. As of December 31, 2004 and 2003, the Lending Trust held total assets of $24.7 billion and $26.8 billion, respectively, of which $20.3 billion and $19.4 billion had been sold.

The Company also retains subordinated interests in the securitized cardmember loans. Such subordinated retained interests include one or more investments in tranches of the securitization and an interest-only strip. The investments in the tranches of the securitization are accounted for at fair value as Available-for-Sale investment securities in accordance with SFAS No. 115 and are reported in investments on the Company's Consolidated Balance Sheets. As of December 31, 2004 and 2003, the ending fair value of these subordinated retained interests was $0.1 billion and $1.8 billion, respectively, reflecting the sale of $1.4 billion of subordinated retained interests to third parties during 2004. The interest-only strip is also accounted for at fair value consistent with a SFAS No. 115 Available-for-Sale investment but is reported in other assets on the Company's Consolidated Balance Sheets. The fair value of the interest-only strip is the present value of estimated future excess spread expected to be generated by the securitized loans over the estimated life of those loans. Excess spread, which is the net positive cash flow from interest and fee collections allocated to the investors' interests after deducting the interest paid on investor certificates, credit losses, contractual servicing fees and other expenses, is recognized in securitization income as it is earned. As of December 31, 2004 and 2003, the fair value of the interest-only strip was $207 million and $225 million, respectively.

At the time of a cardmember loan securitization, the Company typically records a gain on sale, which is calculated as the difference between the proceeds from the sale and the book basis of the cardmember loans sold. That book basis on sold cardmember loans is determined by allocating the carrying amount of the cardmember loans, net of applicable credit reserves, between the cardmember loans sold and the interests retained based on their relative fair values. Such fair values are based on market prices at date of transfer for the sold cardmember loans and on the estimated present value of future cash flows for retained interests. Gains on sale from securitizations are reported in securitization income on the Company's Consolidated Statements of Income, except for the component resulting from the release of credit reserves upon sale, which is reported as a reduction of provision for losses from cardmember lending. Securitization transaction costs are offset against the gains on sales at the time of the transaction.

During 2004, 2003 and 2002, the Company sold $3.9 billion, $3.5 billion and $4.6 billion, respectively, of cardmember loans, or $3.9 billion, $3.1 billion and $4.2 billion, respectively, net of the Company's investments in subordinated retained interests. Additionally, during 2004, 2003 and 2002, $3.0 billion, $1.0 billion and $2.0 billion, respectively, of securities issued to investors from the Lending Trust matured. The pretax net gains on sale from securitizations, including the sale of subordinated retained interests, net of the impact of maturities, the effect of changes in interest-only strip valuation factors and a reconciliation adjustment charge were $26 million, $124 million and $136 million, respectively, for 2004, 2003 and 2002.


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           97
                                                                           ...
                                      Notes to Consolidated Financial Statements

Management utilizes certain estimates and assumptions to determine the fair value of the subordinated retained interests, including the interest-only strip. These estimates and assumptions are generally based on projections of finance charges and fees paid related to the securitized assets, net credit losses, average loan life, the contractual fee to service the transferred assets and a discount rate commensurate with the retained interest. Changes in the estimates and assumptions used may have a significant impact in the Company's fair valuation. The key economic assumptions used in measuring the subordinated retained interests at the time of issuance and during 2004 and 2003 were as follows (rates are per annum):

                                                   2004               2003
--------------------------------------------------------------------------------
Weighted average loan
   life (months)                                   4                   5
--------------------------------------------------------------------------------
Expected credit losses                       3.98% - 4.67%       4.60% - 5.52%
--------------------------------------------------------------------------------
Residual cash flows
   discounted at                              8.3% - 12.0%        8.3% - 12.0%
--------------------------------------------------------------------------------
Returns to investors
   Variable                                   Contractual         Contractual
                                                 spread              spread
                                               over LIBOR          over LIBOR
                                              ranging from        ranging from
                                              .04% to .90%       .04% to 1.15%
   Fixed                                      1.7% - 7.4%         1.7% - 7.4%
================================================================================

The following table presents quantitative information about delinquencies, net credit losses and components of securitized cardmember loans on a trust basis at December 31:

                                                        Principal
                                                        Amount of           Net
                                              Total      Loans 30        Credit
                                          Principal       Days or        Losses
                                             Amount     More Past        During
(Billions)                                 of Loans           Due      the Year
--------------------------------------------------------------------------------
2004
Cardmember loans managed                  $    47.2     $     1.2     $     2.0
Less: Securitized
   cardmember loans sold                       20.3           0.6           1.0
--------------------------------------------------------------------------------
Cardmember loans on
   balance sheet                          $    26.9     $     0.6     $     1.0
================================================================================
2003
Cardmember loans managed                  $    45.3     $     1.3     $     2.2
Less: Securitized
   cardmember loans sold(a)                    19.5           0.6           1.0
--------------------------------------------------------------------------------
Cardmember loans on
   balance sheet                          $    25.8     $     0.7     $     1.2
================================================================================

(a) Includes securitized equipment lease receivables of $0.1 billion at December 31, 2003.

The key economic assumptions and the sensitivity of the current year's fair value of the interest-only strip to immediate 10 percent and 20 percent adverse changes in assumed economics are as follows:

                                                                Cash Flows from
                                                      Expected    Interest-only
                                            Monthly     Credit           Strips
(Millions, except rates per annum)     Payment Rate     Losses    Discounted at
--------------------------------------------------------------------------------
Assumption                                    24.3%         4.0%             12%
--------------------------------------------------------------------------------
Impact on fair value of
   10% adverse change                          $14          $21           $ 0.5
--------------------------------------------------------------------------------
Impact on fair value of
   20% adverse change                          $27          $41           $ 1.0
================================================================================

These sensitivities are hypothetical and will be different from what actually occurs in the future. Any change in fair value based on a 10 percent variation in assumptions cannot be extrapolated in part because the relationship of the change in an assumption on the fair value of the retained interest is calculated independent from any change in another assumption; in reality, changes in one factor may result in changes in another, which magnify or offset the sensitivities.

The table below summarizes cash flows received from all securitization trusts for 2004 and 2003:

(Millions)                                                2004              2003
--------------------------------------------------------------------------------
Proceeds from new
   securitizations during
   the period                                          $ 3,888           $ 3,442
Proceeds from collections
   reinvested in revolving
   cardmember securitizations                          $54,933           $45,907
Servicing fees received                                $   388           $   378
Other cash flows received
   on retained interests(a)                            $ 1,845           $ 1,713
================================================================================

(a) Represents cash flows from interest-only strips.

During the fourth quarter of 2004, the Company sold the equipment leasing product line in its small business financing unit. Prior to the sale, the Company securitized certain of the equipment lease receivables within that product line. At December 31, 2003, the amounts sold and outstanding to third-party investors was $138 million.


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           98
                                                                           ...
                                      Notes to Consolidated Financial Statements

Note 5 VARIABLE INTEREST ENTITIES
The variable interest entities for which the Company is considered the primary beneficiary and which were consolidated beginning December 31, 2003, primarily relate to structured investments, including a collateralized debt obligation
(CDO) and three secured loan trusts (SLTs), which are both managed and partially-owned by AEFA. The CDO consolidated as a result of FIN 46 contains debt issued to investors that is non-recourse to the Company and solely supported by a portfolio of high-yield bonds and loans. AEFA manages the portfolio of high-yield bonds and loans for the benefit of CDO debt held by investors and retains an interest in the residual and rated debt tranches of the CDO structure. The SLTs consolidated as a result of FIN 46 provide returns to investors primarily based on the performance of an underlying portfolio of high-yield loans which are managed by AEFA. One of the SLTs originally consolidated was liquidated in 2004 and the remaining two SLTs are in the process of being liquidated as of December 31, 2004.

Ongoing valuation adjustments specifically related to the application of FIN 46 to the CDO are non-cash items and will be reflected in the Company's results until its maturity. These ongoing valuation adjustments are dependent upon market factors during such time and result in periodic gains or losses. The Company expects, in the aggregate, such gains or losses related to the CDO, including the December 31, 2003 FIN 46 implementation non-cash charge of $57 million ($88 million pretax), to reverse themselves over time as the structure matures, because the debt issued to the investors in the consolidated CDO is non-recourse to the Company and further reductions in the value of the related assets will be absorbed by the third-party investors.

The 2004 results of operations (reported in net investment income) include a $24 million pretax, non-cash charge related to the complete liquidation of one SLT, and a $4 million pretax, non-cash charge related to the expected impact of liquidating the two remaining SLTs. However, further adjustments to that amount could occur based on market movements and execution of the liquidation process. To the extent further adjustments are included in the liquidation of the remaining SLT portfolios, the Company's maximum cumulative exposure to losses was $462 million at December 31, 2004.

The following table presents the consolidated assets, essentially all of which are restricted, and other balances related to these entities at December 31:

(Millions)                                                 2004             2003
--------------------------------------------------------------------------------
Restricted cash                                          $  543           $  844
Below investment grade
   securities(a)                                            249              244
Derivative financial
   instruments(b)                                            43               64
Loans and other assets                                       10               15
--------------------------------------------------------------------------------
     Total assets                                        $  845           $1,167
--------------------------------------------------------------------------------
Debt                                                     $  317           $  325
Deferred tax liability                                        8                5
Other liabilities                                           119              175
--------------------------------------------------------------------------------
     Total liabilities                                   $  444           $  505
--------------------------------------------------------------------------------
Net unrealized after-tax
   appreciation on
   securities classified as
   Available-for-Sale                                    $   14           $    9
================================================================================

(a) Securities are classified as Available-for-Sale and include $22 million and $14 million of unrealized appreciation as of December 31, 2004 and 2003, respectively.

(b) Represents the estimated fair market value of the total return swap derivatives related to the consolidated SLTs which have a notional amount of $1.8 billion and $3.2 billion as of December 31, 2004 and 2003, respectively.


The Company has other significant variable interests for which it is not considered the primary beneficiary and, therefore, does not consolidate. These interests are represented by carrying values of $27 million of CDO residual tranches managed by the Company and $375 million of affordable housing partnerships as the Company is not the primary beneficiary. For the CDOs managed by the Company, the Company has evaluated its variability in losses and returns considering its investment levels, which are less than 50% of the residual tranches, and the fee received from managing the structures and has determined that consolidation is not required. The Company manages approximately $4.3 billion of underlying collateral within the CDO structures it manages. The Company is a limited partner in affordable housing partnerships in which the Company has a less than 50% interest and receives the benefits and accepts the risks consistent with other limited partners. In the limited cases in which the Company has a greater than 50% interest in affordable housing partnerships, it was determined that the relationship with the general partner is an agent relationship and the general partner was most closely related to the partnership as it is the key decision maker and controls the operations. The Company's maximum exposure to loss as a result of its investment in these entities is


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           99
                                                                           ...
                                      Notes to Consolidated Financial Statements
represented by the carrying values. FIN 46 does not impact the accounting for QSPEs as defined by SFAS No. 140, such as the Company's cardmember lending securitizations, as well as the CDO-related securitization trust established in 2001.

Note 6 GOODWILL AND OTHER INTANGIBLE ASSETS
The changes in the carrying amount of goodwill reported in the Company's operating segments were as follows:

                                               American
                                    Travel      Express    American
                                   Related    Financial     Express
(Millions)                        Services     Advisors        Bank       Total
--------------------------------------------------------------------------------
Balance at January 1, 2003         $ 1,105      $   223     $    26     $ 1,354
Acquisitions                           395          351          --         746
Foreign currency translation            31           --          --          31
--------------------------------------------------------------------------------
Balance at December 31, 2003         1,531          574          26       2,131
Acquisitions                            11            9          --          20
Dispositions(a)                        (26)          --          --         (26)
Foreign currency translation            17           50          --          67
--------------------------------------------------------------------------------
Balance at December 31, 2004       $ 1,533      $   633     $    26     $ 2,192
================================================================================

(a) Reflects the sale of the equipment leasing product line of American Express Business Finance Corporation.


Definite lived intangible assets as of December 31 consisted of:



                                               2004                                      2003
-------------------------------------------------------------------------------------------------------------
                                Gross                           Net        Gross                          Net
                             carrying      Accumulated     carrying     carrying      Accumulated    carrying
(Millions)                     amount     amortization       amount       amount     amortization      amount
-------------------------------------------------------------------------------------------------------------
Customer Relationships         $ 263             $ 107       $ 156         $ 241            $  48       $ 193
Contracts                        307                95         212           338               82         256
Other                             79                21          58            88               15          73
-------------------------------------------------------------------------------------------------------------
  Total                        $ 649             $ 223       $ 426         $ 667            $ 145       $ 522
=============================================================================================================

The aggregate amortization expense for these intangible assets during 2004, 2003 and 2002 was $78 million, $56 million and $42 million, respectively. These assets have a weighted average remaining useful life of ten years. Estimated amortization expense associated with intangible assets for the five years ending December 31, 2009 is as follows (millions): 2005, $76; 2006, $70; 2007, $40; 2008, $36 and 2009, $31. During 2003, the Company acquired $312 million of intangible assets primarily related to AEFA's acquisition of Threadneedle Asset Management Holdings LTD and TRS' acquisition of Rosenbluth International. The decline in contracts during 2004 reflects a reduction of $39 million recognized in conjunction with the sale of the ATM business. Additionally, during 2004 the Company recognized $28 million of intangible asset impairments primarily related to prior portfolio acquisitions.


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           100
                                                                           ...
                                      Notes to Consolidated Financial Statements

Note 7 SHORT- AND LONG-TERM DEBT AND BORROWING AGREEMENTS


SHORT-TERM DEBT
The Company's short-term debt outstanding, defined as debt with original maturities of less than one year, primarily consists of commercial paper, borrowed funds and bank notes payable. Short-term debt at December 31 is as follows:



(Dollars in millions)                              2004
------------------------------------------------------------------------------------
                                                                Year-End
                                                   Year-End    Effective
                                        Notional     Stated     Interest
                          Outstanding     Amount    Rate on    Rate with   Maturity
                              Balance   of Swaps    Debt(a)     Swaps(a)   of Swaps
------------------------------------------------------------------------------------
Commercial paper              $ 7,604     $  363      2.17%        2.16%     Various
Borrowed funds                  3,207         --      2.65%          --           --
Bank notes payable              3,111      2,800      2.67%        3.49%        2005
Other                             260         --      1.60%          --           --
------------------------------------------------------------------------------------
Total                         $14,182     $3,163      2.38%
====================================================================================

(Dollars in millions)                             2003
------------------------------------------------------------------------------------
                                                               Year-End
                                                   Year-End   Effective
                                        Notional     Stated    Interest
                          Outstanding     Amount    Rate on   Rate with     Maturity
                              Balance   of Swaps    Debt(a)    Swaps(a)     of Swaps
------------------------------------------------------------------------------------
Commercial paper              $10,339     $4,093      1.03%       2.05%      Various
Borrowed funds                  5,164      1,500      1.45%       2.69%         2004
Bank notes payable              3,430         --      1.67%         --            --
Other                             113         26      0.65%       1.77%      Various
------------------------------------------------------------------------------------
Total                         $19,046     $5,619      1.26%
====================================================================================

(a) For floating rate debt issuances, the stated and effective interest rates were based on the respective rates at December 31, 2004 and 2003. These rates are not indicative of future interest rates.

Unused lines of credit to support commercial paper borrowings were approximately $9.0 billion and $9.2 billion at December 31, 2004 and 2003, respectively.


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           101
                                                                           ...
                                      Notes to Consolidated Financial Statements

LONG-TERM DEBT



December 31, (Dollars in millions)                               2004
------------------------------------------------------------------------------------------------
                                                                            Year-End
                                                                Year-End   Effective
                                                     Notional     Stated    Interest
                                       Outstanding     Amount    Rate on   Rate with    Maturity
                                           Balance   of Swaps    Debt(c)    Swaps(c)    of Swaps
------------------------------------------------------------------------------------------------
American Express Company
 (Parent Company only)
Convertible Debentures
 due December 1, 2033                     $  2,000         --      1.85%         --           --
Fixed Rate Senior Notes
 due 2005 - 2013                             3,740         --      5.07%         --           --
American Express Credit
 Corporation
Fixed Rate Senior Notes
 due 2006 - 2017                               999         --      3.00%         --           --
Fixed Rate Medium-Term Notes
 due 2005 - 2009                             3,251   $    350      5.22%       4.92%        2005
Floating Rate Medium-Term Notes
 due 2005 - 2006(a)                         10,681      8,000      2.45%       2.92%     Various
Borrowings under Bank Credit
 Facilities due 2009                         3,683      1,537      4.54%       4.68%     Various
American Express Centurion Bank
Fixed Rate Senior Notes due 2009               508        500      4.31%       4.31%        2009
Floating Rate Senior Notes
 due 2005                                      331         --      1.60%         --           --
Floating Rate Medium-Term Notes
 due 2005 - 2009                             3,550        700      1.83%       1.91%     Various
Subordinated Fixed Rate Notes
 due 2004                                       --         --        --          --           --
Subordinated Floating Rate Notes
 due 2005                                       27         --      1.98%         --           --
American Express Bank, FSB
Floating Rate Medium-Term Notes
 due 2005 - 2007                             1,602         --      1.59%         --           --
American Express Receivables
 Finance Corporation
Fixed Rate Senior Notes due 2004                --         --        --          --           --
Floating Rate Senior Notes
 due 2005                                    1,417         --      1.60%         --           --
Subordinated Fixed Rate Notes
 due 2004                                       --         --        --          --           --
Subordinated Floating Rate Notes
 due 2005                                      115         --      1.98%         --           --
Other
Fixed Rate Notes
 due 2005 - 2014(b)(d)                         810         --      4.73%         --           --
Floating Rate Notes
 due 2006 - 2007(b)                            347        106      4.90%       5.05%     Various
------------------------------------------------------------------------------------------------
Total                                     $ 33,061   $ 11,193      3.19%
================================================================================================

December 31, (Dollars in millions)                              2003
------------------------------------------------------------------------------------------------
                                                                            Year-End
                                                                Year-End   Effective
                                                     Notional     Stated    Interest
                                       Outstanding     Amount    Rate on   Rate with    Maturity
                                           Balance   of Swaps    Debt(c)    Swaps(c)    of Swaps
------------------------------------------------------------------------------------------------
American Express Company
 (Parent Company only)
Convertible Debentures
 due December 1, 2033                     $  2,000         --      1.85%          --          --
Fixed Rate Senior Notes
 due 2005 - 2013                             3,739         --      5.34%          --          --
American Express Credit
 Corporation
Fixed Rate Senior Notes
 due 2006 - 2017                               999         --      3.00%          --          --
Fixed Rate Medium-Term Notes
 due 2005 - 2009                               626    $   350      3.56%        1.25%       2005
Floating Rate Medium-Term Notes
 due 2005 - 2006(a)                          8,931      1,300      1.22%        1.55%    Various
Borrowings under Bank Credit
 Facilities due 2009                            --         --        --           --          --
American Express Centurion Bank
Fixed Rate Senior Notes due 2009                51         49      7.55%        1.99%       2004
Floating Rate Senior Notes
 due 2005                                      407         --      1.45%          --          --
Floating Rate Medium-Term Notes
 due 2005 - 2009                               100         --      1.15%          --          --
Subordinated Fixed Rate Notes
 due 2004                                        3         --      7.95%          --          --
Subordinated Floating Rate Notes
 due 2005                                       33         --      1.71%          --          --
American Express Bank, FSB
Floating Rate Medium-Term Notes
 due 2005 - 2007                                --         --        --           --          --
American Express Receivables
 Finance Corporation
Fixed Rate Senior Notes due 2004               261        251      7.55%        1.99%       2004
Floating Rate Senior Notes
 due 2005                                    2,093         --      1.45%          --          --
Subordinated Fixed Rate Notes
 due 2004                                       14         --      7.95%          --          --
Subordinated Floating Rate Notes
 due 2005                                      170         --      1.71%          --          --
Other
Fixed Rate Notes
 due 2005 - 2014(b)(d)                         757         --      6.25%          --          --
Floating Rate Notes
 due 2006 - 2007(b)                            470        420      3.57%        4.79%    Various
--------------------------------------------------------------------------------------------------
Total                                     $ 20,654    $ 2,370      2.56%
==================================================================================================

(a) These balances include $2 billion and $1 billion notes which are subject to extension by the holders through March 5, 2008 and June 20, 2008, respectively.

(b) As a result of the December 31, 2003 adoption of FIN 46, these balances include a combined $317 million and $325 million, respectively, at December 31, 2004 and 2003 of debt related to a consolidated CDO. This debt is non-recourse to the Company and will be extinguished from the cash flows of the investments held within the portfolio of the CDO.

(c) For floating rate debt issuances, the stated and effective interest rates were based on the respective rate at December 31, 2004 and 2003. These rates are not indicative of future interest rates.

(d) These balances include $113 million related to two sale-leaseback transactions as described in Note 10.


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           102
                                                                           ...
                                      Notes to Consolidated Financial Statements

As of December 31, 2004, the Company had $2 billion principal outstanding of 1.85% Convertible Senior Debentures due 2033 (the Debentures), which are unsecured and unsubordinated obligations of the Company. The Debentures may be put to the Company at accreted principal amount on December 1, 2006, 2008, 2013, 2018, 2023 or 2028 if the Company's common stock is trading (during a specified averaging period) at or above the base conversion price (currently $69.41 per share) but below the contingent conversion threshold (currently $86.76 per share.) If the Company's common stock is trading (during the averaging period) below the base conversion price at any of the foregoing dates, the Debentures will cease to be convertible and interest will be reset periodically at the rate necessary to cause the Debentures to trade at their accreted principal amount. For a description of the conversion terms of the Debentures, see Note 1. See Note 23 for discussion of the impact of the proposed AEFA spin-off on the Debentures.

The Company paid interest (net of amounts capitalized or refunded) of $1.6 billion, $1.7 billion and $1.7 billion in 2004, 2003 and 2002, respectively. Debt issuance costs are deferred and amortized over the term of the related instrument or, if the holder has a put option, over the put term.

Aggregate annual maturities on long-term debt obligations (based on final maturity dates) at December 31, 2004, are as follows:

(Millions)                                            2005       2006      2007       2008       2009   Thereafter         Total
--------------------------------------------------------------------------------------------------------------------------------
American Express Company (Parent Company only)     $   499    $ 1,001   $   747         --    $   499      $ 2,994      $  5,740
American Express Credit Corporation                  5,734      5,300     1,151    $   999      5,430           --        18,614
American Express Centurion Bank                        958        500     1,600         --      1,358           --         4,416
American Express Bank, FSB                             252        850       500         --         --           --         1,602
American Express Receivables Finance Corporation     1,532         --        --         --         --           --         1,532
Other                                                    2        145        67         13        500          430         1,157
--------------------------------------------------------------------------------------------------------------------------------
Total                                              $ 8,977    $ 7,796   $ 4,065    $ 1,012    $ 7,787      $ 3,424      $ 33,061
================================================================================================================================

Other financial institutions have committed to extend lines of credit to the Company of $13.8 billion and $11.5 billion at December 31, 2004 and 2003, respectively. Of these amounts, $10.1 billion and $11.5 billion were unutilized as of December 31, 2004 and 2003, respectively.

Note 8 COMMON AND PREFERRED SHARES
The Company has in place a share repurchase program to return equity capital in excess of its business needs to shareholders. These share repurchases both offset the issuance of new shares as part of employee compensation plans and reduce the number of shares outstanding. In November 2002, the Company's Board of Directors authorized the Company to repurchase up to 120 million additional common shares from time to time as market conditions allow. At December 31, 2004, the Company has 74.5 million shares remaining under such authorization. Such authorization does not have an expiration date, and at present, there is no intention to modify or otherwise rescind such authorization. Since the inception of repurchase programs in September 1994, the Company has repurchased 495.5 million shares pursuant to total authorizations to repurchase up to 570 million shares, including purchases under past agreements with third parties.

Of the common shares authorized but unissued at December 31, 2004, 124.7 million shares were reserved for issuance for employee stock, employee benefit and dividend reinvestment plans, as well as convertible securities.

In August 1999 and March 2000, the Company entered into agreements under which a financial institution purchased an aggregate 29.5 million of the Company's common shares at an average purchase price of $50.41 per share. These agreements were entered into to partially offset the Company's exposure to the effect on diluted earnings per share of outstanding in-the-money stock options issued under the Company's stock option program. The agreements provided that upon their termination, the Company would be required to deliver an amount equal to the original purchase price for the shares less any prepayments. During 2003 and 2002, the Company elected to prepay $535 million and $600 million, respectively, of the aggregate outstanding


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           103
                                                                           ...
                                      Notes to Consolidated Financial Statements
amount. The 2003 prepayment amount includes $335 million related to the final payment and termination of the agreements.

The following table provides a reconciliation of common shares outstanding:



(Millions)                                   2004           2003           2002
--------------------------------------------------------------------------------
Shares outstanding at
   beginning of year                        1,284          1,305          1,331
Repurchases of
   common shares:
   Purchases from open
     market and Incentive
     Savings Plan                             (69)           (21)           (16)
   Prepayments under
     share purchase
     agreements                                --            (15)           (17)
Other, primarily
   employee benefit plans                      34             15              7
--------------------------------------------------------------------------------
Shares outstanding at end
   of year                                  1,249          1,284          1,305
================================================================================

The Board of Directors is authorized to permit the Company to issue up to 20 million preferred shares without further shareholder approval.

At December 31, 2004 and 2003, no preferred shares were issued or outstanding.


Note 9 DERIVATIVES AND HEDGING ACTIVITIES
Derivative financial instruments enable the end users to manage exposure to credit or various market risks. The value of such instruments is derived from an underlying variable or multiple variables, including commodity, equity, foreign exchange, and interest rate indices or prices. The Company enters into various derivative financial instruments as part of its ongoing risk management activities as well as for customer and limited trading purposes. The following summarizes the Company's use of derivative financial instruments.

CASH FLOW HEDGES
The Company uses interest rate products, primarily interest rate swaps, to manage funding costs and interest rate risk related to TRS' charge card business, as well as AEFA's investment certificate and fixed premium products. For its charge card business, TRS uses interest rate swaps to achieve a targeted mix of fixed and floating rate funding as well as to protect the Company from the interest rate risk through hedging of its existing long-term debt, the rollover of short-term debt and the anticipated forecasted issuance of additional funding. AEFA uses interest rate products to hedge the risk of rising interest rates on investment certificates which reset at shorter intervals than the average maturity of the investment portfolio. Additionally, AEFA uses interest rate swaptions to hedge the risk of increasing interest rates on forecasted fixed annuity sales. Finally, for selected major overseas markets, the Company uses certain foreign currency forward contracts with maturities not exceeding 22 months to offset the effect of changes in foreign currency exchange rates on certain forecasted transactions. During 2004, 2003 and 2002, the Company reclassified into earnings pretax losses from accumulated other comprehensive income of $459 million, $639 million and $572 million, respectively ($298 million, $415 million and $372 million after-tax, respectively). At December 31, 2004, the Company expects to reclassify $438 million of net pretax losses on derivative instruments from accumulated other comprehensive income (loss) to earnings during the next twelve months. Currently, the longest period of time over which the Company is hedging exposure to the variability in future cash flows is approximately 14 years and relates to forecasted fixed annuity sales. For 2004, 2003 and 2002, there were no gains or losses on derivative transactions or portions thereof that were excluded from the assessment of hedge effectiveness. During 2004, certain hedge relationships were discontinued, and the related derivatives terminated because certain forecasted transactions were not expected to occur according to the original strategy. The amount of other comprehensive income that was immediately recognized into earnings was a gain of approximately $16 million. No hedge relationships were discontinued during the years ended December 31, 2003 and 2002 due to forecasted transactions no longer expected to occur according to the original hedge strategy. The amount of hedge ineffectiveness recognized for cash flow hedges in the year ended December 31, 2004 was a gain of approximately $1 million. No hedge ineffectiveness was recognized for the years ended December 31, 2003 and 2002.

FAIR VALUE HEDGES
The Company is exposed to interest rate risk associated with fixed rate debt and uses interest rate swaps to convert certain fixed rate debt to floating rate.

From time to time, the Company also uses interest rate swaps to hedge its firm commitments to transfer, at a fixed rate, receivables to trusts established in connection with its asset securitizations. AEFA is exposed to interest rate risk associated with its fixed rate corporate debt securities. AEFA enters into interest rate swaps to hedge the risk of changing interest rates as investment certificates reset at shorter intervals than the average maturity of the


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           104
                                                                           ...
                                      Notes to Consolidated Financial Statements
investment portfolio. For 2004, 2003 and 2002, there were no gains or losses on derivative transactions or portions thereof that were excluded from the assessment of hedge effectiveness. No hedge ineffectiveness was recognized for the years ended December 31, 2004, 2003 and 2002.

HEDGES OF NET INVESTMENT IN FOREIGN OPERATIONS
The Company designates foreign currency derivatives, primarily forward agreements, as hedges of net investments in certain foreign operations. For the year ended December 31, 2004, the amount of losses, including the impact of forward points, related to the hedges reported in accumulated other comprehensive income (loss), included in cumulative translation adjustment, was $259 million.

DERIVATIVES NOT DESIGNATED AS HEDGES
The Company has economic hedges that either do not qualify or are not designated for hedge accounting treatment under SFAS No. 133.

Foreign currency transaction exposures are economically hedged, where practical, through foreign currency contracts, primarily forward contracts and cross-currency swaps. The foreign currency forward contracts entered into by the Company generally mature within one year.

AEFA uses interest rate caps, swaps and floors to protect the margin between the interest rates earned on investments and the interest rates credited to holders of certain investment certificates and fixed annuities.

AEFA consolidated derivatives as a result of adopting FIN 46. The derivatives' value is based on the interest and gains and losses related to a reference portfolio of high-yield loans.

In addition, AEB enters into derivative contracts both to meet the needs of its clients and, to a limited extent, for trading purposes, including taking proprietary positions.

EMBEDDED DERIVATIVES
During the years ended December 31, 2004 and 2003, the Company identified derivatives embedded in other financial instruments that were required to be accounted for separately from the host financial instrument. Such items included certain notes, annuities and investment products, provided primarily by AEFA, which have returns tied to the performance of equity markets. AEFA manages this equity market risk by entering into options and futures with offsetting characteristics. The total fair value of these instruments was $387 million and $348 million at December 31, 2004 and 2003, respectively.

Note 10 GUARANTEES AND CERTAIN
OFF-BALANCE SHEET ITEMS
The Company, through its TRS operating segment, provides cardmember protection plans that cover losses associated with purchased products, as well as certain other guarantees in the ordinary course of business that are within the scope of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirement for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45).

The following table provides information related to TRS' guarantees that are within the scope of FIN 45 as of December 31:

                                                          2004                                     2003
-------------------------------------------------------------------------------------------------------------------------
                                              Maximum amount   Amount of related     Maximum amount of  Amount of related
                                             of undiscounted        liability at   undiscounted future       liability at
                                          future payments(a)   December 31, 2004          payments (a)  December 31, 2003
Type of Guarantee                                 (billions)          (millions)            (billions)         (millions)
-------------------------------------------------------------------------------------------------------------------------
Credit Card Registry(b)                             $  23.8               $  --                $  23.4              $  --
Merchandise and Account Protection(c)                  51.4                  45                   46.6                 43
Merchant Protection(d)                                  7.1                  46                    5.6                108
Baggage Protection                                      8.2                  19                    9.5                 18
Other (e)                                               0.2                 147                    0.4                317
-------------------------------------------------------------------------------------------------------------------------
  Total                                             $  90.7               $ 257                $  85.5              $ 486
=========================================================================================================================

(a) Calculated based on the hypothetical scenario that all claims occur within the next 12 months.

(b) This benefit will cancel and request replacements of any lost or stolen cards, and provides for fraud liability coverage and passport replacement, among other benefits.

(c) These benefits (i) protect eligible purchases made with the card against accidental damage or theft for up to 90 days from the date of purchase;
    (ii) ensure that a cardmember pays the lowest price available on covered items purchased entirely with an eligible American Express card; and (iii) provide account protection in the event that a cardmember is unable to make payments on the account due to unforeseen hardship.

(d) Represents the Company's contingent liability arising from billing disputes between the cardmembers and the merchant, primarily for non-delivery of goods and services.

(e) Other primarily relates to contingent consideration obligations associated with American Express Tax and Business Services acquisition-related guarantees.


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           105
                                                                           ...
                                      Notes to Consolidated Financial Statements

The above table reflects only those TRS guarantees that are within the scope of FIN 45. Expenses relating to actual claims under these guarantees for 2004 and 2003 were approximately $20 million and $30 million, respectively. It is not an exhaustive list of all cardmember guarantee programs, many of which are outside the scope of FIN 45 as they primarily represent insurance products issued by Amex Assurance, a wholly-owned subsidiary of AEFC, and as such are accounted for under SFAS No. 60, "Accounting and Reporting by Insurance Enterprises."

The Company generally has no collateral or other recourse provisions related to these guarantees. With respect to merchant protection, the Company's loss exposure is mitigated by the Company's ability to offset amounts reimbursed to its cardholders against other amounts due to the Company's merchants. The Company may also hold cash back from a merchant. During the third quarter of 2004, the Company reduced its merchant-related reserves by approximately $60 million reflecting changes made to mitigate loss exposure and ongoing favorable credit experience with merchants.

The Company, through its AEB operating segment, provides various guarantees to its customers in the ordinary course of business that are also within the scope of FIN 45, including financial letters of credit, performance guarantees and financial guarantees. Generally, guarantees range in term from three months to one year. AEB receives a fee related to these guarantees, many of which help to facilitate customer cross-border transactions. At December 31, 2004, AEB held $788 million of collateral supporting these guarantees.

The following table provides information related to such guarantees as of December 31:

(Millions)                                      2004                                    2003
---------------------------------------------------------------------------------------------------------------
                                        Maximum                                  Maximum
                                      amount of              Amount of          amount of             Amount of
                                   undiscounted   related liability at       undiscounted  related liability at
Type of Guarantee               future payments      December 31, 2004    future payments     December 31, 2003
---------------------------------------------------------------------------------------------------------------
Financial letters of credit               $ 295                 $  0.4              $ 207                $  1.1
Performance guarantees                       92                    1.1                119                   0.4
Financial guarantees                        554                    2.0                629                   0.5
---------------------------------------------------------------------------------------------------------------
  Total                                   $ 941                 $  3.5              $ 955                $  2.0
===============================================================================================================

In addition, the Company had the following other commitments as of December 31:

(Millions)                                                  2004            2003
--------------------------------------------------------------------------------
Loan commitments and
   other lines of credit                                    $662            $770
Bank letters of credit and
   other bank guarantees
   out of scope of FIN 45                                   $646            $544
================================================================================

The Company issues commercial and other letters of credit to facilitate the short-term trade-related needs of its banking clients, which typically mature within six months. At December 31, 2004 and 2003, the Company held $147 million and $114 million, respectively, of collateral supporting commercial and other letters of credit.

The Company also has commitments aggregating $176 billion and $156 billion related to its card business in 2004 and 2003, respectively, primarily related to commitments to extend credit to certain cardmembers as part of established lending product agreements. Many of these are not expected to be drawn; therefore, total unused credit available to cardmembers does not represent future cash requirements. The Company's charge card products have no preset spending limit and are not reflected in unused credit available to cardmembers.

During the fourth quarter of 2004, the Company announced that it signed agreements with Delta Air Lines to extend its co-brand, Membership Rewards and merchant partnerships. The agreements will extend these partnerships into the next decade. As part of the agreements, the Company committed to prepay $500 million for the future purchase of Delta SkyMiles rewards points. The prepayment has a three-year term, is fully collateralized by a pool of assets and is subject to certain conditions. As of December 31, 2004, the Company prepaid $250 million of Delta SkyMiles rewards points, which is reported in other loans on the Company's Consolidated Balance Sheet. Under the terms of the agreements, the Company will prepay the remaining $250 million of Delta SkyMiles rewards points in the first quarter of 2005.

In addition, the Company has certain contingent obligations for worldwide business arrangements that relate to contractual agreements with partners entered into as part of the ongoing operation of the TRS


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           106
                                                                           ...
                                      Notes to Consolidated Financial Statements
business, primarily with co-brand partners. The contingent obligations under such arrangements were $3.7 billion as of December 31, 2004.

The Company leases certain office facilities and operating equipment under noncancelable and cancelable agreements. Total rental expense amounted to $438 million, $420 million and $461 million in 2004, 2003 and 2002, respectively. At December 31, 2004, the minimum aggregate rental commitment under all noncancelable operating leases (net of subleases of $35 million) was:



(Millions)
--------------------------------------------------------------------------------
2005                                                                      $  305
2006                                                                         263
2007                                                                         228
2008                                                                         188
2009                                                                         145
Thereafter                                                                 1,585
--------------------------------------------------------------------------------
Total                                                                     $2,714
================================================================================

In December 2004, the Company completed sale-leaseback transactions on six of its owned properties which were sold at fair value. Four of these transactions have been accounted for as sale-leasebacks and are included in total operating lease obligations. Proceeds from these transactions totaled $187 million and the aggregate net book value of these four properties removed from the Company's Consolidated Balance Sheet was $91 million. The pretax gain of approximately $94 million, net of $2 million in closing costs, has been deferred and will be amortized over the ten year term of the operating leasebacks as a reduction to rental expense.

Two of the sale-leaseback transactions have been accounted for as financings because of either the Company's ongoing continuing involvement with the sold and leased-back property or because of certain terms contained in the lease agreement. The $113 million in proceeds from these transactions have been classified as long-term debt. At December 31, 2004, the Company's minimum aggregate rental commitment under these two transactions is approximately $7 million per annum from 2005 through 2009 and $39 million thereafter.

Note 11 VARIABLE ANNUITIES AND SALES
INDUCEMENT COSTS
The majority of the variable annuity contracts offered by the Company contain guaranteed minimum death benefits provisions. When market values of the customer's accounts decline, the death benefit payable on a contract with a GMDB may exceed the contract accumulation value. The Company also offers variable annuities with death benefit provisions that gross-up the amount payable by a certain percentage of contract earnings; these are referred to as gain gross-up benefits (GGU). In addition, the Company offers contracts containing guaranteed minimum income benefits (GMIB) provisions.

December 31, (Dollars in millions)                        2004              2003
--------------------------------------------------------------------------------
Contracts with GMDB and GGU
Total contract value                                   $35,229           $30,812
Contract value in separate
   accounts                                            $27,991           $23,978
Net amount at risk(a)                                  $ 1,464           $ 2,217
Weighted average attained age                               60                60
Contracts with GMIB
Total contract value                                   $   603           $   358
Contract value in separate
   accounts                                            $   518           $   268
Net amount at risk(a)                                  $    12           $    23
Weighted average attained age                               59                59
================================================================================

(a) Represents current death benefit less total contract value for GMDB, amount of gross-up for GGU and accumulated guaranteed minimum benefit base less total contract value for GMIB and assumes the actuarially remote scenario that all claims become payable on the same day.

The Company had variable annuity guarantee liabilities of approximately $33 million as of December 31, 2004 pertaining to the net amount at risk as of such date.

The majority of the GMDB contracts provide for six year reset contract values. In determining the additional liabilities for variable annuity death benefit and GMIB, the Company projects these benefits and contract assessments using actuarial models to simulate various equity market scenarios. Significant assumptions made in projecting future benefits and assessments relate to customer asset value growth rates, mortality, persistency and investment margins and are consistent with those used for DAC asset valuation for the same contracts.


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           107
                                                                           ...
                                      Notes to Consolidated Financial Statements

Sales inducement costs consist of bonus interest credits and premium credits added to certain annuity contract values. These benefits are capitalized to the extent they are incremental to amounts that would be credited on similar contracts without the applicable feature. Deferred sales inducement costs were $303 million and $279 million as of December 31, 2004 and 2003, respectively, and are included in other assets. These costs were previously included in DAC and were reclassified to other assets as part of the adoption of SOP 03-1. The amounts capitalized are amortized using the same methodology and assumptions used to amortize DAC. The Company capitalized $71 million and $72 million during 2004 and 2003, respectively, and amortized $34 million and $24 million during 2004 and 2003, respectively.


Note 12 CONTINGENCIES
The Company and its subsidiaries are involved in a number of legal and arbitration proceedings concerning matters arising in connection with the conduct of their respective business activities. These include several class actions involving the Company's card and financial planning businesses among other matters. The Company believes it has meritorious defenses to each of these actions and intends to defend them vigorously.

As has been widely reported, the Securities and Exchange Commission (SEC), the National Association of Securities Dealers, Inc. (NASD) and several state attorneys general have brought proceedings challenging several mutual fund industry practices, including late trading, market timing, disclosure of revenue sharing arrangements and inappropriate sales of B shares. AEFA has received requests for information concerning its practices and is providing information and cooperating fully with these inquiries.

In May 2004, the Company reported that the broker-dealer subsidiary of AEFA had received notification from the staff of the NASD indicating that it had made a preliminary determination to recommend that the NASD bring an action against AEFA for potential violations of federal securities laws and the rules and regulations of the SEC and the NASD. The notice received by AEFA comes in the context of a broader industry-wide review of the mutual fund and brokerage industries that is being conducted by various regulators. The NASD staff's allegations relate to AEFA's practices with respect to various revenue sharing arrangements pursuant to which AEFA receives payments from certain non-proprietary mutual funds for agreeing to make their products available through AEFA's national distribution network. In particular, the NASD has alleged that AEFA: (i) failed to properly disclose such revenue sharing arrangements from January 2001 until May 2003; (ii) failed to properly disclose such revenue sharing arrangements in its brokerage confirmations and; (iii) received directed brokerage from January 2001 until December 2003. The notice from the NASD staff is intended to give AEFA an opportunity to discuss the issues it has raised. AEFA has been availing itself of this opportunity and continues to cooperate fully with the NASD's inquiry regarding this matter, as well as all other regulatory inquiries.

Congress also has proposed legislation and the SEC has proposed and, in some instances, adopted rules relating to the mutual fund industry, including expenses and fees, mutual fund corporate governance and disclosures to customers. For example, during the past year, mutual fund and investment advisors were required by the SEC to adopt and implement written policies and procedures designed to prevent violation of the federal securities laws and to designate a chief compliance officer responsible for administering these policies and procedures. While there remains a significant amount of uncertainty as to what legislative and regulatory initiatives may ultimately be adopted, these initiatives could negatively impact mutual fund industry participants' results, including AEFA's, in future periods.

The Company believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory proceedings which would have a material adverse effect on the Company's consolidated financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material impact on results of operations in any particular reporting period as the proceedings are resolved.

Note 13 FAIR VALUES OF FINANCIAL
INSTRUMENTS
The following table discloses fair value information for financial instruments. Certain items, such as life insurance obligations, employee benefit obligations, investments accounted for under the equity method and deferred acquisition costs are excluded. The fair values of financial instruments are estimates based upon market conditions and perceived risks at December 31, 2004 and 2003 and require management judgment. These figures may not be indicative of their future fair


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           108
                                                                           ...
                                      Notes to Consolidated Financial Statements
values. Additionally, management believes the value of excluded assets and liabilities is significant. The fair value of the Company, therefore, cannot be estimated by aggregating the amounts presented.

The following table discloses fair value information for financial instruments:

December 31, (Billions)                             2004                      2003
--------------------------------------------------------------------------------------------
                                          Carrying                   Carrying
                                             Value    Fair Value         Value    Fair Value
--------------------------------------------------------------------------------------------
Financial Assets
Assets for which carrying values
 approximate fair value                      $77.9         $77.9         $69.0         $69.0
Investments                                  $60.8         $61.1         $56.6         $57.0
Loans                                        $34.9         $35.0         $32.3         $32.4
--------------------------------------------------------------------------------------------
Financial Liabilities
Liabilities for which carrying values
 approximate fair value                      $53.8         $53.8         $58.0         $58.0
Fixed annuity reserves                       $25.5         $24.8         $24.9         $24.1
Investment certificate reserves              $11.3         $11.3         $ 9.2         $ 9.2
Long-term debt                               $33.1         $32.8         $20.7         $20.9
Separate account liabilities                 $31.7         $30.6         $27.3         $26.4
============================================================================================

See Note 2 for carrying and fair value information regarding investments and see Note 10 for carrying and fair value information regarding guarantees and certain off-balance sheet items. The following methods were used to estimate the fair values of financial assets and financial liabilities.

FINANCIAL ASSETS
Assets for which carrying values approximate fair values include cash and cash equivalents, accounts receivable and accrued interest, separate account assets, certain other assets and derivative financial instruments. Generally these assets are either short-term in duration or are recorded at fair value on the Consolidated Balance Sheets.

Generally, investments are carried at fair value on the Consolidated Balance Sheets and gains and losses are recognized in the Consolidated Statements of Income upon disposition of the securities or when management determines that a decline in value is other-than-temporary.

For variable-rate loans that reprice within one year and for which there has been no significant change in counterparties' creditworthiness, fair values approximate carrying values.

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

FINANCIAL LIABILITIES
Liabilities for which carrying values approximate fair values include customers' deposits, Travelers Cheques outstanding, accounts payable, short-term debt, certain other liabilities and derivative financial instruments. Generally these liabilities are either short-term in duration or are recorded at fair value on the Consolidated Balance Sheets.

The fair values of fixed annuity reserves in deferral status are estimated as the accumulated value less applicable surrender charges and loans. For annuities in payout status, fair value is estimated using discounted cash flows, based on current interest rates. The carrying value and fair value of these reserves in the table above exclude life insurance related elements of $1.5 billion and $1.4 billion at December 31, 2004 and 2003, respectively.

For variable-rate investment certificates that reprice within one year, fair value of the related reserves approximates carrying value. For other investment certificate reserves, fair value is estimated using discounted cash flows based on current interest rates. The valuations are reduced by the amount of applicable surrender charges and related loans.

For variable-rate long-term debt that reprices within one year, fair value approximates carrying value. For other long-term debt, fair value is estimated using either quoted market prices or discounted cash flows


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           109
                                                                           ...
                                      Notes to Consolidated Financial Statements
based on the Company's current borrowing rates for similar types of borrowing.

The fair value of separate account liabilities, after excluding life insurance-related elements of $4.2 billion and $3.5 billion in 2004 and 2003, respectively, are estimated as the accumulated value less applicable surrender charges.

Note 14 SIGNIFICANT CREDIT CONCENTRATIONS
A credit concentration may exist if customers are involved in similar industries, economic sectors and geographic regions. The Company's customers operate in diverse economic sectors and geographic regions. Therefore, management does not expect any material adverse consequences to the Company's financial position to result from these types of credit concentrations.

Certain distinctions between categories require management judgment. The following table represents the Company's maximum credit exposure by industry, including the credit exposure associated with derivative financial instruments, at December 31:

(Billions, except percentages)                           2004              2003
--------------------------------------------------------------------------------
Financial institutions(a)                              $ 28.2            $ 21.2
Individuals, including
   cardmember receivables
   and loans(b)                                         241.9             216.4
U.S. Government and
   agencies(c)                                           25.7              24.0
All other                                                26.8              28.2
--------------------------------------------------------------------------------
     Total                                             $322.6            $289.8
================================================================================
Composition:
   On-balance sheet                                        45%               46%
   Off-balance sheet                                       55                54
--------------------------------------------------------------------------------
     Total                                                100%              100%
================================================================================

(a) Financial institutions primarily include banks, broker-dealers, insurance companies and savings and loan associations.

(b) Charge card products have no preset spending limit; therefore, the quantified credit amount includes only cardmember receivables recorded on the Consolidated Balance Sheets. For cardmember loans, the quantified credit amount includes the total credit line available to cardmembers.

(c) U.S. Government and agencies represent the U.S. Government and its agencies, states and municipalities, and quasi-government agencies.

EXPOSURE TO AIRLINE INDUSTRY
Historically, the Company has not experienced significant revenue declines resulting from a particular airline's scaling-back of operations due to bankruptcy or other financial challenges because the volumes generated from the airline are typically shifted to other participants in the industry that accept the Company's card products. Nonetheless, the Company is exposed to business and credit risk in the airline industry primarily through business arrangements where the Company has remitted payment to the airline for a cardmember purchase of tickets that have not yet been used or "flown". This creates a potential exposure for the Company in the event that the cardmember is not able to use the ticket and the Company, based on the facts and circumstances, credits the cardmember for the unused ticket. Historically, this type of exposure has not generated any significant losses for the Company because of the need for an airline that is operating under bankruptcy protection to continue accepting credit and charge cards and honoring requests for credits and refunds in the ordinary course in furtherance of its reorganization and its formal assumption, with bankruptcy court approval, of its card acceptance agreement, including approval of the Company's right to hold cash when necessary. The Company's current airline merchant agreements generally allow the Company to hold cash to cover these potential exposures to provide credits to cardmembers. Typically, as an airline's financial situation deteriorates the Company increases cash held to protect itself in the event of an ultimate liquidation of the airline. The Company's goal in these distressed situations is to hold sufficient cash over time to ensure that upon liquidation the cash held is equivalent to the credit exposure related to any unused tickets.

Note 15 STOCK PLANS
STOCK OPTION AND AWARD PROGRAMS
Under the 1998 Incentive Compensation Plan and previously under the 1989 Long-Term Incentive Plan (the Plans), awards may be granted to officers and other key individuals who perform services for the Company and its participating subsidiaries. These awards may be in the form of stock options, restricted stock, performance grants and similar awards designed to meet the requirements of non-U.S. jurisdictions. The Company also has options that remain outstanding pursuant to a Directors' Stock Option Plan that expired in 2003. Under these plans, there were a total of 68 million, 78 million and 85 million common shares available for grant at December 31, 2004, 2003 and 2002, respectively. Each option has an exercise price equal to the market price of the Company's common stock on the date of grant and with a term of no more than 10 years. Options granted in 2004 and 2003 generally vest ratably at 25 percent per year beginning with the first anniversary of the grant date. Options granted prior to 1999 and in 2002 generally vest ratably at 33 1/3 percent per year beginning with the first anniversary of the grant date. Options granted in 1999, 2000 and 2001 generally vest ratably at 33 1/3 percent


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           110
                                                                           ...
                                      Notes to Consolidated Financial Statements
per year beginning with the second anniversary of the grant date.

In 1998, the Compensation and Benefits Committee (CBC) adopted a restoration stock option program. This program provided that employees who exercised options that had been outstanding at least five years by surrendering previously owned shares as payment would automatically receive a new (restoration) stock option with an exercise price equal to the market price on the date of exercise. The size of the restoration option was equal to the number of shares surrendered plus any shares surrendered or withheld to satisfy the employees' income tax requirements. The term of the restoration option, which was exercisable six months after grant, was equal to the remaining life of the original option. In July 2003, the CBC approved the discontinuance of granting a restoration option upon the exercise of stock options granted on or after January 1, 2004. In July 2004, the CBC further approved the discontinuance of granting a restoration option upon the exercise of all stock options effective January 1, 2005.

The fair value of each option is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2004, 2003 and 2002:

                                             2004           2003           2002
--------------------------------------------------------------------------------
Dividend yield                                0.8%           1.0%           0.9%
Expected volatility                            30%            34%            33%
Risk-free interest rate                       2.9%           2.9%           4.3%
Expected life of stock
   option (years)                             4.2            4.5            4.5
Weighted average fair
   value per option                        $13.27         $10.08         $11.68
================================================================================

The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated increases. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur.

A summary of the status of the Company's stock option plans as of December 31, 2004, 2003 and 2002 and changes during each of the periods then ended is presented below:

(Shares in thousands)                            2004                      2003                     2002
-----------------------------------------------------------------------------------------------------------------
                                                      Weighted                  Weighted                 Weighted
                                                       Average                   Average                  Average
                                                      Exercise                  Exercise                 Exercise
                                           Shares        Price       Shares        Price      Shares        Price
-----------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year          155,833     $  37.92      166,232     $  37.54     146,069     $  37.42
Granted                                    14,930     $  51.03       12,933     $  35.01      40,430     $  36.59
Exercised                                 (35,310)    $  34.76      (13,943)    $  29.61      (7,934)    $  24.98
Forfeited/Expired                          (3,581)    $  41.13       (9,389)    $  40.43     (12,333)    $  40.93
-----------------------------------------------------------------------------------------------------------------
Outstanding at end of year                131,872     $  39.97      155,833     $  37.92     166,232     $  37.54
-----------------------------------------------------------------------------------------------------------------
Options exercisable at end of year         89,358     $  39.08       88,263     $  36.58      61,903     $  32.86
=================================================================================================================

The following table summarizes information about the stock options outstanding at December 31, 2004:

(Shares in thousands)                      Options Outstanding                       Options Exercisable
--------------------------------------------------------------------------------------------------------------
                                           Weighted Average
                                                  Remaining
                                  Number   Contractual Life   Weighted Average        Number  Weighted Average
Range of Exercise Prices     Outstanding            (Years)     Exercise Price   Exercisable    Exercise Price
--------------------------------------------------------------------------------------------------------------
$11.33 - $29.99                   11,951               2.8            $  25.89        11,926          $  25.88
$30.00 - $35.99                   21,168               6.0            $  34.41        13,891          $  34.94
$36.00 - $42.99                   32,085               6.7            $  37.24        19,821          $  37.29
$43.00 - $43.99                   21,334               5.2            $  43.66        21,206          $  43.66
$44.00 - $49.99                   29,536               6.0            $  44.65        19,610          $  44.67
$50.00 - $61.44                   15,798               7.0            $  51.75         2,904          $  53.93
--------------------------------------------------------------------------------------------------------------
$11.33 - $61.44                  131,872               5.9            $  39.97        89,358          $  39.08
==============================================================================================================


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           111
                                                                           ...
                                      Notes to Consolidated Financial Statements

The Company granted 5.0 million, 5.3 million and 0.3 million restricted stock awards (RSAs) with a weighted average grant date value of $50.33, $33.88 and $35.97 per share for 2004, 2003 and 2002, respectively. RSAs granted in 2004 and 2003 generally vest ratably at 25 percent per year beginning with the first anniversary of the grant date. RSAs granted prior to 2003 generally vest four years from date of grant.

The components of the Company's pretax stock-based compensation expense, net of cancellations, are as follows:



(Millions)                                      2004          2003          2002
--------------------------------------------------------------------------------
Stock options                                   $ 83          $ 37          $ --
Restricted stock awards                          134            85            40
--------------------------------------------------------------------------------
     Total                                      $217          $122          $ 40
================================================================================

AMERICAN EXPRESS COMPANY STOCK FUND
In addition to the Plans discussed above, the Company also sponsors the American Express Incentive Savings Plan (ISP), a 401(k) plan, under which purchases of the Company's common shares are made on behalf of participating U.S. employees. Under the terms of the ISP, employees have the option of investing in the American Express Company Stock Fund through accumulated payroll deductions. In addition, at least quarterly the Company makes automatic cash contributions equal to 1% per annum of a qualifying employee's base salary. Such contributions are invested automatically in the American Express Company Stock Fund, which invests primarily in the Company's common stock and, effective August 2, 2004, can be redirected at any time into other ISP investment options. Prior to August 2, 2004, these contributions could not be redirected by the employee until the employee reached 55 years of age. Compensation expense related to the Company's contribution was $19 million, $19 million and $20 million in 2004, 2003 and 2002, respectively, which is included in defined contribution plan expense as further discussed in Note 16. The ISP held 22 million and 23 million shares of American Express Common Stock at December 31, 2004 and 2003, respectively, beneficially for employees.

Note 16 RETIREMENT PLANS
DEFINED BENEFIT PENSION PLANS
The Company sponsors the American Express Retirement Plan (the Plan), a noncontributory defined benefit plan which is a qualified plan under the Employee Retirement Income Security Act of 1974, as amended (ERISA), under which the cost of retirement benefits for eligible employees in the United States is measured by length of service, compensation and other factors and is currently being funded through a trust. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by ERISA. The Plan is a cash balance plan and employees' accrued benefits are based on notional account balances, which are maintained for each individual. Each pay period these balances are credited with an amount equal to a percentage, determined by an employee's age plus service, of compensation as defined by the Plan (which includes, but is not limited to, base pay, certain incentive pay and commissions, shift differential, overtime and transition pay). Employees' balances are also credited daily with a fixed rate of interest that is updated each January 1 and is based on the average of the daily five-year U.S. Treasury Note yields for the previous October 1 through November 30, with a minimum crediting rate of 5%. Employees have the option to receive annuity payments or a lump sum payout at vested termination or retirement.

In addition, the Company sponsors an unfunded non-qualified Supplemental Retirement Plan (the SRP) for certain highly compensated employees to replace the benefit that cannot be provided by the Plan due to Internal Revenue Service limits. The SRP generally parallels the Plan but offers different payment options.

Most employees outside the United States are covered by local retirement plans, some of which are funded, while other employees receive payments at the time of retirement or termination under applicable labor laws or agreements.

The Company measures the obligations and related asset values for its pension and other postretirement benefit plans as of September 30th.

The components of the net periodic pension cost for all defined benefit plans accounted for under SFAS No. 87, "Employers' Accounting for Pensions," are as follows:

(Millions)                                       2004         2003         2002
--------------------------------------------------------------------------------
Service cost                                    $ 136        $ 115        $ 106
Interest cost                                     128          118          112
Expected return on
   plan assets                                   (164)        (146)        (127)
Amortization of:
   Prior service cost                              (6)          (8)          (9)
   Transition obligation (asset)                    1           (2)          (1)
Recognized net
   actuarial loss                                  19           18            6
Settlement/curtailment loss                         4           10           12
--------------------------------------------------------------------------------
Net periodic pension
   benefit cost                                 $ 118        $ 105        $  99
================================================================================


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           112
                                                                           ...
                                      Notes to Consolidated Financial Statements

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

The following tables provide a reconciliation of the changes in the plans' benefit obligation and fair value of assets for all plans accounted for under SFAS No. 87:

RECONCILIATION OF CHANGE IN BENEFIT OBLIGATION



(Millions)                                                2004             2003
--------------------------------------------------------------------------------
Benefit obligation, October 1
   prior year                                          $ 2,133          $ 1,845
Service cost                                               136              115
Interest cost                                              128              118
Benefits paid                                              (57)             (53)
Actuarial loss                                             102               72
Plan amendments(a)                                          (3)              25
Settlements/curtailments                                   (63)             (77)
Foreign currency exchange
   rate changes                                             76               88
--------------------------------------------------------------------------------
Benefit obligation at September 30,                    $ 2,452          $ 2,133
================================================================================

(a) The plan amendment in 2004 reduced the future benefit accruals under the Plan for employees supporting U.S. Business Travel effective January 1, 2005. In 2003 a cost of living adjustment was provided to certain retired participants of the Plan.

RECONCILIATION OF CHANGE IN FAIR VALUE OF PLAN ASSETS

(Millions)                                                2004             2003
--------------------------------------------------------------------------------
Fair value of plan assets, October 1
   prior year                                          $ 1,944          $ 1,352
Actual return on plan assets                               246              241
Employer contributions                                      62              398
Benefits paid                                              (57)             (53)
Settlements                                                (63)             (75)
Foreign currency exchange
   rate changes                                             74               81
--------------------------------------------------------------------------------
Fair value of plan assets
   at September 30,                                    $ 2,206          $ 1,944
================================================================================

The Company complies with the minimum funding requirements in all countries. The following table reconciles the plans' funded status (benefit obligation less fair value of plan assets) to the amounts recognized on the Consolidated Balance
Sheets:

FUNDED STATUS

(Millions)                                                2004             2003
--------------------------------------------------------------------------------
Funded status at September 30,                           $(246)           $(189)
Unrecognized net actuarial loss                            583              553
Unrecognized prior service cost                              7                4
Unrecognized net transition
   obligation                                                1                1
Fourth quarter contributions                                 5                7
--------------------------------------------------------------------------------
Net amount recognized at
   December 31,                                          $ 350            $ 376
================================================================================

The following table provides the amounts recognized on the Consolidated Balance Sheets as of December 31:

(Millions)                                               2004              2003
--------------------------------------------------------------------------------
Accrued benefit liability                               $(236)            $(218)
Prepaid benefit cost                                      562               570
Intangible asset                                           --                 1
Minimum pension liability
   adjustment                                              24                23
--------------------------------------------------------------------------------
Net amount recognized at
   December 31,                                         $ 350             $ 376
================================================================================

The accumulated benefit obligation for all retirement plans as of December 31, 2004 and 2003 was $2.3 billion and $2.0 billion, respectively.

The projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations that exceed the fair value of plan assets are as follows:

(Millions)                                                 2004             2003
--------------------------------------------------------------------------------
Projected benefit obligation                             $1,522           $1,480
Fair value of plan assets                                $1,240           $1,205
================================================================================

The accumulated benefit obligation and fair value of plan assets for pension plans, primarily unfunded plans, with accumulated benefit obligations that exceed the fair value of plan assets are as follows:

(Millions)                                                   2004           2003
--------------------------------------------------------------------------------
Accumulated benefit obligation                               $243           $222
Fair value of plan assets                                    $ 15           $ 12
================================================================================

The weighted average assumptions used to determine benefit obligations were:

                                                            2004           2003
--------------------------------------------------------------------------------
Discount rates                                               5.6%           5.7%
Rates of increase in compensation
   levels                                                    4.1%           4.0%
================================================================================


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           113
                                                                           ...
                                      Notes to Consolidated Financial Statements

The weighted average assumptions used to determine net periodic benefit cost were:



                                               2004          2003          2002
--------------------------------------------------------------------------------
Discount rates                                  5.7%          6.2%          7.0%
Rates of increase in
   compensation levels                          4.0%          4.0%          4.2%
Expected long-term rates
   of return on assets                          7.9%          8.1%          9.3%
================================================================================

For 2004, the Company assumed on a weighted average basis a long-term rate of return on assets of 7.9%. In developing the 7.9% expected long-term rate assumption, management evaluated input from an external consulting firm, including their projection of asset class return expectations and long-term inflation assumptions. The Company also considered the historical returns on the plan assets.

The asset allocation for the Company's pension plans at September 30, 2004 and 2003, and the target allocation for 2005, by asset category, are below. Actual allocations will generally be within 5 percent of these targets.

                                            Target            Percentage of
                                        Allocation           Plan assets at
--------------------------------------------------------------------------------
                                              2005          2004           2003
--------------------------------------------------------------------------------
Equity securities                              68%            68%            66%
Debt securities                                26%            27%            26%
Other                                           6%             5%             8%
--------------------------------------------------------------------------------
Total                                         100%           100%           100%
================================================================================

The Company invests in an aggregate diversified portfolio to ensure that adverse or unexpected results from a security class will not have a detrimental impact on the entire portfolio. The portfolio is diversified by asset type, performance and risk characteristics and number of investments. Asset classes and ranges considered appropriate for investment of the plans assets are determined by each plan's investment committee. The asset classes typically include domestic and foreign equities, emerging market equities, domestic and foreign investment grade and high-yield bonds and domestic real estate.

The Company's retirement plans expect to make benefit payments to retirees as follows (millions): 2005, $132; 2006, $141; 2007, $150; 2008, $160; 2009, $171;
and 2010 - 2014, $1,013. In addition, the Company expects to contribute $59 million to its pension plans in 2005.

DEFINED CONTRIBUTION RETIREMENT PLANS
The Company sponsors defined contribution retirement plans, the principal plan being the Incentive Savings Plan, a 401(k) savings plan with a profit sharing and stock bonus plan feature which covers most employees in the United States. See Note 15 for further discussion of this feature. The defined contribution plan expense was $161 million, $145 million and $131 million in 2004, 2003 and 2002, respectively.

OTHER POSTRETIREMENT BENEFITS
The Company sponsors defined postretirement benefit plans that provide health care and life insurance to certain retired U.S. employees. Net periodic postretirement benefit expenses were $38 million, $42 million and $38 million in 2004, 2003 and 2002, respectively. Effective January 1, 2004, the Company decided to no longer provide a subsidy for these benefits for employees who were not at least age 40 with at least 5 years of service as of that date. See
Note 1 for a discussion of the Company's election to early adopt FSP FAS 106-2.

The recognized liabilities for the Company's defined postretirement benefit plans are as follows:

RECONCILIATION OF ACCRUED BENEFIT COST AND TOTAL
AMOUNT RECOGNIZED

(Millions)                                                2004             2003
--------------------------------------------------------------------------------
Funded status of the plan                                $(397)           $(428)
Unrecognized prior service cost                            (13)             (22)
Unrecognized actuarial loss                                162              206
Fourth quarter payments                                      8               10
--------------------------------------------------------------------------------
Net amount recognized                                    $(240)           $(234)
--------------------------------------------------------------------------------
Accumulated benefit obligation
   at period end                                         $(397)           $(428)
================================================================================

Weighted average assumptions to determine benefit obligations:

                                                          2004             2003
--------------------------------------------------------------------------------
Discount rates                                            5.75%               6%
Health care cost increase rate:
   Following year                                         10.5%              11%
   Decreasing to the year 2016                               5%               5%
================================================================================


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           114
                                                                           ...
                                      Notes to Consolidated Financial Statements

A one percentage-point change in assumed health care cost trend rates would have the following effects:



                                               One                  One
                                           percentage-           percentage-
                                          point increase        point decrease
--------------------------------------------------------------------------------
(Millions)                               2004       2003       2004       2003
--------------------------------------------------------------------------------
Increase (decrease) on
   benefits earned and
   interest cost for U.S.
   plans                                 $  1       $  1       $ (1)       $ (1)
Increase (decrease)
   on accumulated
   postretirement
   benefit obligation
   for U.S. plans                        $ 20       $ 18       $(18)       $(16)
================================================================================

Note 17 INCOME TAXES
The components of income tax provision included in the Consolidated Statements of Income were as follows:

(Millions)                                   2004           2003           2002
--------------------------------------------------------------------------------
Current income tax provision:
   U.S. federal                           $ 1,058        $   469        $   579
   U.S. state and local                        26            124             97
   Foreign                                    185            267            227
--------------------------------------------------------------------------------
     Total current provision              $ 1,269        $   860        $   903
--------------------------------------------------------------------------------
Deferred income tax
   provision (benefit):
   U.S. federal                           $   269        $   414        $   198
   U.S. state and local                         7             18            (16)
   Foreign                                   (110)           (45)           (29)
--------------------------------------------------------------------------------
     Total deferred provision             $   166        $   387        $   153
--------------------------------------------------------------------------------
Total income tax
   provision                              $ 1,435        $ 1,247        $ 1,056
================================================================================

A reconciliation of the U.S. federal statutory rate of 35% to the Company's effective income tax rate for 2004, 2003 and 2002 were as follows:

                                          2004            2003            2002
--------------------------------------------------------------------------------
Combined tax at U.S.
   statutory rate                         35.0%           35.0%           35.0%
Changes in taxes
   resulting from:
   Tax-preferred
     investments                          (5.0)           (6.8)           (7.3)
   State and local
     income taxes                          0.4             2.2             1.4
   All other                              (1.4)           (1.0)           (0.8)
--------------------------------------------------------------------------------
Effective tax rates                       29.0%           29.4%           28.3%
================================================================================

Accumulated earnings of certain foreign subsidiaries, which totaled $2.7 billion at December 31, 2004, are intended to be permanently reinvested outside the United States. Accordingly, federal taxes, which would have aggregated approximately $550 million, have not been provided on those earnings.

As discussed in Note 1, the American Jobs Creation Act of 2004 (the Act) was enacted on October 22, 2004. The Act contains a provision that permits an 85% dividends received deduction for qualified repatriations of earnings that would otherwise be permanently reinvested outside of the United States. The Company is currently examining the specific requirements of the legislation to determine whether a qualifying repatriation is advisable and will make a decision in 2005.

The amount of a potential repatriation, if executed, will be between zero and $2.4 billion, which is the statutory limit for the Company. Depending upon the amount of the repatriation, if any, the Company will incur an additional tax expense between zero and $126 million. The final tax liability may be reduced by available foreign tax credits offset in part by the disallowance, for tax purposes, of expenses incurred to implement the repatriation.

Deferred income tax provision (benefit) results from differences between assets and liabilities measured for financial reporting and for income tax return purposes. The significant components of deferred tax assets and liabilities at December 31, 2004 and 2003 are reflected in the following table:

(Millions)                                                   2004           2003
--------------------------------------------------------------------------------
Deferred tax assets:
   Reserves not yet deducted for tax
     purposes                                              $3,407         $3,155
   Deferred cardmember fees                                    30            342
   Net unrealized derivatives losses                           77            229
   Other                                                      408            795
--------------------------------------------------------------------------------
     Total                                                 $3,922         $4,521
--------------------------------------------------------------------------------
Deferred tax liabilities:
   Deferred acquisition costs                              $1,214         $1,122
   Depreciation and amortization                              507            718
   Net unrealized securities gains                            409            501
   Asset securitizations                                      319            308
   Deferred revenue                                           264            210
   Other                                                      334            584
--------------------------------------------------------------------------------
     Total                                                 $3,047         $3,443
--------------------------------------------------------------------------------
Net deferred tax assets                                    $  875         $1,078
================================================================================

The gross deferred tax assets are shown net of a valuation allowance of $28 million and $18 million at December 31, 2004 and 2003, respectively.

Net income taxes paid by the Company during 2004, 2003 and 2002 were $1.1 billion, $1.2 billion and $0.9 billion, respectively, and include estimated tax payments and cash settlements relating to prior tax


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           115
                                                                           ...
                                      Notes to Consolidated Financial Statements
years. Comprehensive income in the Consolidated Statements of Shareholders' Equity is presented net of the following income tax provision (benefit) amounts:

COMPREHENSIVE INCOME COMPONENTS

(Millions)                                     2004         2003           2002
--------------------------------------------------------------------------------
Net unrealized securities
   (losses) gains                             $ (92)        $ (91)        $ 415
Net unrealized derivative
   gains (losses)                               152            60          (130)
Foreign currency
   translation gains (losses)                    11            (5)          (14)
Minimum pension liability                        --            18            29
--------------------------------------------------------------------------------
Net income tax provision
   (benefit)                                  $  71         $ (18)        $ 300
================================================================================

Note 18 EARNINGS PER COMMON SHARE
Basic EPS is computed using the average actual shares outstanding during the period. Diluted EPS is basic EPS adjusted for the dilutive effect of stock options, RSAs and other financial instruments that may be converted into common shares. The basic and diluted EPS computations for the years ended December 31 are as follows:

(Millions, except per share amounts)        2004            2003           2002
--------------------------------------------------------------------------------
Numerator:
   Income before
     accounting change                  $   3,516      $   3,000      $   2,671
   Cumulative effect of
     accounting change,
     net of tax                               (71)           (13)            --
--------------------------------------------------------------------------------
   Net Income                           $   3,445      $   2,987      $   2,671
================================================================================
Denominator:
   Basic: Weighted-
     average shares
     outstanding during
     the period                             1,259          1,284          1,320
   Add: Dilutive effect of
     stock options,
     restricted stock
     awards and other
     dilutive securities                       26             14             10
--------------------------------------------------------------------------------
   Diluted                                  1,285          1,298          1,330
================================================================================
Basic EPS:
   Income before
     accounting change                  $    2.79      $    2.34      $    2.02
   Cumulative effect of
     accounting change,
     net of tax                             (0.05)         (0.01)            --
--------------------------------------------------------------------------------
   Net income                           $    2.74      $    2.33      $    2.02
================================================================================
Diluted EPS:
   Income before
     accounting change                  $    2.74      $    2.31      $    2.01
   Cumulative effect of
     accounting change,
     net of tax                             (0.06)         (0.01)            --
--------------------------------------------------------------------------------
   Net income                           $    2.68      $    2.30      $    2.01
================================================================================


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           116
                                                                           ...
                                      Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002, the dilutive effect of stock options excludes 13 million, 65 million and 101 million, respectively, from the computation of diluted EPS because to do so would have been antidilutive. As discussed in Note 1, the Debentures will not affect the computation of EPS unless the Company's common share price exceeds the base conversion price (currently $69.41 per share). In that scenario, the Company would reflect the additional common shares in the calculation of diluted earnings per share using the treasury stock method. The maximum number of shares issuable under the Debentures is 16.7 million.

Note 19 OPERATING SEGMENTS AND
GEOGRAPHIC OPERATIONS
OPERATING SEGMENTS
The Company is principally engaged in providing travel-related services, financial services and international banking services throughout the world. TRS' products and services include, among others, charge cards, cardmember lending products, Travelers Cheques and corporate and consumer travel services.

AEFA is comprised primarily of asset management and insurance businesses whose products are principally offered through its network of over 12,000 financial advisors. AEB's products and services include providing private, financial institution and corporate banking; personal financial services and global trading. The Company operates on a global basis, although the principal market for financial advisory services is the United States.

The following table presents certain information regarding these operating segments, based on management's evaluation and internal reporting structure, at December 31, 2004, 2003 and 2002 and for each of the years then ended. For certain income statement items that are affected by asset securitizations at TRS, data are provided on both a GAAP basis, as well as on a managed basis, which excludes the effect of securitizations. Pretax income and net income are the same under both a GAAP and managed basis. See Note 4 for further information regarding the effect of securitizations on the financial statements.


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           117
                                                                           ...
                                      Notes to Consolidated Financial Statements

                                                            American
                                                Travel       Express   American                Adjustments
                                               Related     Financial    Express   Corporate            and
(Millions)                                 Services(b)   Advisors(e)       Bank   and Other   Eliminations  Consolidated
------------------------------------------------------------------------------------------------------------------------
2004
Revenues (GAAP basis)                         $ 21,578       $ 7,035    $   825     $   147      $    (470)     $ 29,115
Revenues (managed basis)                        22,494         7,035        825         147           (470)       30,031
Net investment income                              452         2,375        315         146           (170)        3,118
Cardmember lending net finance
 charge revenue:
 GAAP basis                                      2,224            --         --          --             --         2,224
 Managed basis                                   4,062            --         --          --             --         4,062
Interest expense                                   713            52         --         256           (154)          867
Pretax income (loss) before
 accounting change                               4,117         1,086        146        (398)            --         4,951
Income tax provision (benefit)                   1,265           280         50        (160)            --         1,435
------------------------------------------------------------------------------------------------------------------------
Income (loss) before accounting change           2,852           806         96        (238)            --         3,516
------------------------------------------------------------------------------------------------------------------------
Cumulative effect of accounting
 change, net of tax(a)                              --           (71)        --          --             --           (71)
------------------------------------------------------------------------------------------------------------------------
Net income (loss)(a)(c)                       $  2,852       $   735    $    96     $  (238)     $      --      $  3,445
------------------------------------------------------------------------------------------------------------------------
Total Assets                                  $ 87,765       $97,151    $13,373     $17,351      $ (23,002)     $192,638
------------------------------------------------------------------------------------------------------------------------
Total Equity                                  $  8,769       $ 6,436    $   924     $12,803      $ (12,912)     $ 16,020
=========================================================================================================================
2003
Revenues (GAAP basis)                         $ 19,189       $ 6,142    $   801     $   104      $    (400)     $ 25,836
Revenues (managed basis)                        20,132         6,142        801         104           (400)       26,779
Net investment income                              472         2,279        349         101           (138)        3,063
Cardmember lending net finance
 charge revenue:
 GAAP basis                                      2,042            --         --          --             --         2,042
 Managed basis                                   3,897            --         --          --             --         3,897
Interest expense                                   786            45         --         214           (140)          905
Pretax income (loss) before
 accounting change                               3,571           859        151        (334)            --         4,247
Income tax provision (benefit)                   1,141           177         49        (120)            --         1,247
------------------------------------------------------------------------------------------------------------------------
Income (loss) before accounting change           2,430           682        102        (214)            --         3,000
------------------------------------------------------------------------------------------------------------------------
Cumulative effect of accounting
 change, net of tax(d)                              --           (13)        --          --             --           (13)
------------------------------------------------------------------------------------------------------------------------
Net income (loss)(d)                          $  2,430       $   669    $   102     $  (214)     $      --      $  2,987
------------------------------------------------------------------------------------------------------------------------
Total Assets                                  $ 79,282       $84,569    $14,232     $19,129      $ (22,665)     $174,547
------------------------------------------------------------------------------------------------------------------------
Total Equity                                  $  7,885       $ 7,063    $   949     $12,710      $ (13,284)     $ 15,323
=========================================================================================================================

(a) Results for 2004 reflect a $109 million non-cash pretax charge ($71 million after-tax) related to the January 1, 2004 adoption of SOP 03-1.

(b) TRS' 2004 results reflect a reconciliation of securitization-related cardmember loans, which resulted in a charge of $115 million (net of $32 million of reserves previously provided) for balances accumulated over the prior five-year period as a result of a computational error. The amount of the error was immaterial to any of the periods in which it occurred.

(c) Results for 2004 reflect aggregate restructuring charges of $102 million ($66 million after-tax) for initiatives executed during 2004. In addition, the Company recognized a $117 million ($76 million after-tax) net gain on the sale of the leasing product line of the Company's small business financing unit, American Express Business Finance Corporation.

(d) Results for 2003 reflect a $20 million non-cash pretax charge ($13 million after-tax) related to the December 31, 2003 adoption of FIN 46, as revised.

(e) AEFA's most significant subsidiary is IDS Life, which contributed $3.1 billion, $3.0 billion and $2.8 billion in total revenues during 2004, 2003 and 2002, respectively, derived principally from annuity and life and health related products and services.


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           118
                                                                           ...
                                      Notes to Consolidated Financial Statements

                                                 American
                                     Travel       Express   American                Adjustments
                                    Related     Financial    Express   Corporate            and
(Millions)                         Services   Advisors(a)       Bank   and Other   Eliminations  Consolidated
-------------------------------------------------------------------------------------------------------------
2002
Revenues (GAAP basis)              $ 17,721      $ 5,617     $   745     $    99      $   (375)      $ 23,807
Revenues (managed basis)             18,669        5,617         745          99          (375)        24,755
Net investment income                   598        2,058         360          99          (124)         2,991
Cardmember lending net finance
 charge revenue:
 GAAP basis                           1,828           --          --          --            --          1,828
 Managed basis                        3,654           --          --          --            --          3,654
Interest expense:
 GAAP basis                           1,001           32          --         175          (126)         1,082
 Managed basis                          987           32          --         175          (126)         1,068
Pretax income (loss)                  3,080          865         121        (339)           --          3,727
Income tax provision (benefit)          945          233          41        (163)           --          1,056
-------------------------------------------------------------------------------------------------------------
Net income (loss)                  $  2,135      $   632     $    80     $  (176)     $     --       $  2,671
-------------------------------------------------------------------------------------------------------------
Total Assets                       $ 72,205      $73,724     $13,234     $17,014      $(18,924)      $157,253
-------------------------------------------------------------------------------------------------------------
Total Equity                       $  7,253      $ 6,276     $   947     $10,974      $(11,589)      $ 13,861
=============================================================================================================

(a) AEFA's most significant subsidiary is IDS Life, which contributed $3.1 billion, $3.0 billion and $2.8 billion in total revenues during 2004, 2003 and 2002, respectively, derived principally from annuity and life and health related products and services.

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


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           119
                                                                           ...
                                      Notes to Consolidated Financial Statements

Geographic Operations
The following table presents the Company's revenues and pretax income in different geographic regions:


                                                                                                     Adjustments
                                                                                                             and
(Millions)                                    United States     Europe   Asia/Pacific   All Other   Eliminations  Consolidated
------------------------------------------------------------------------------------------------------------------------------
2004
Revenues                                           $ 22,918    $ 3,137        $ 2,309    $ 2,067        $ (1,316)     $ 29,115
Pretax income before accounting change(a)          $  3,980    $   373        $   285    $   313        $     --      $  4,951
2003
Revenues                                           $ 20,859    $ 2,273        $ 1,992    $ 1,852        $ (1,140)     $ 25,836
Pretax income before accounting change(b)          $  3,385    $   396        $   216    $   250        $     --      $  4,247
2002
Revenues                                           $ 19,286    $ 1,943        $ 1,685    $ 1,586        $   (693)     $ 23,807
Pretax income                                      $  2,983    $   310        $   181    $   253        $     --      $  3,727
==============================================================================================================================

(a) 2004 results reflect a $109 million non-cash pretax charge ($71 million after-tax) related to the January 1, 2004 adoption of SOP 03-1. In addition, 2004 results reflect aggregate restructuring charges of $102 million ($66 million after-tax).

(b) 2003 results reflect a $20 million non-cash pretax charge ($13 million after-tax) related to the December 31, 2003 adoption of FIN 46, as revised.

Net foreign currency transaction losses amounted to $186 million, $183 million and $77 million in 2004, 2003 and 2002, respectively.

Most services of the Company are provided on an integrated worldwide basis. Therefore, it is not practicable to separate precisely the U.S. and international services. Accordingly, the data in the above table are, in part, based upon internal allocations, which necessarily involve management's judgment.

Note 20 TRANSFER OF FUNDS FROM
SUBSIDIARIES
Restrictions on the transfer of funds exist under debt agreements and regulatory requirements of certain of the Company's subsidiaries. These restrictions have not had any effect on the Company's shareholder dividend policy and management does not anticipate any effect in the future.

At December 31, 2004, the aggregate amount of net assets of subsidiaries that may be transferred to the Parent Company was approximately $11 billion. Should specific additional needs arise, procedures exist to permit immediate transfer of short-term funds between the Company and its subsidiaries, while complying with the various contractual and regulatory constraints on the internal transfer of funds.


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           120
                                                                           ...
                                      Notes to Consolidated Financial Statements

Note 21 QUARTERLY FINANCIAL DATA (Unaudited)



(Millions, except per share amounts)                            2004
------------------------------------------------------------------------------------------
Quarters Ended                             12/31(a)      9/30(b)         6/30      3/31(c)
------------------------------------------------------------------------------------------
Revenues                                  $  7,771     $  7,202      $  7,232     $  6,910
Pretax income before accounting
 change                                      1,183        1,254         1,266        1,248
Net income                                     896          879           876          794
Earnings per common share:
 Income before accounting change:
  Basic                                       0.72         0.70          0.69         0.68
  Diluted                                     0.71         0.69          0.68         0.66
 Net income:
  Basic                                       0.72         0.70          0.69         0.62
  Diluted                                     0.71         0.69          0.68         0.61
Cash dividends declared per
 common share                                 0.12         0.12          0.10         0.10
Common share price:
 High                                        57.05        51.77         52.82        54.50
 Low                                         50.86        47.70         47.32        47.43
==========================================================================================

(Millions, except per share amounts)                            2003
------------------------------------------------------------------------------------------
Quarters Ended                             12/31(d)         9/30         6/30         3/31
------------------------------------------------------------------------------------------
Revenues                                  $  7,038      $  6,419     $  6,356     $  6,023
Pretax income before accounting
 change                                      1,090         1,064        1,097          996
Net income                                     763           770          762          692
Earnings per common share:
 Income before accounting change:
  Basic                                       0.61          0.60         0.59         0.53
  Diluted                                     0.60          0.59         0.59         0.53
 Net income:
  Basic                                       0.60          0.60         0.59         0.53
  Diluted                                     0.59          0.59         0.59         0.53
Cash dividends declared per
 common share                                 0.10          0.10         0.10         0.08
Common share price:
 High                                        49.11         47.45        44.84        38.95
 Low                                         43.53         41.04        32.86        30.90
==========================================================================================

(a) Fourth quarter 2004 results reflect aggregate restructuring charges of $102 million ($66 million after-tax) for initiatives executed during 2004. In addition, the Company recognized a $117 million ($76 million after-tax) net gain on the sale of the leasing product line of the Company's small business financing unit, American Express Business Finance Corporation.

(b) Third quarter 2004 results reflect a reconciliation of securitization-related cardmember loans, which resulted in a charge of $115 million (net of $32 million of reserves previously provided) for balances accumulated over the prior five year period as a result of a computational error. The amount of the error was immaterial to any of the periods in which it occurred. In addition, third quarter 2004 results reflect a reduction in merchant-related reserves of approximately $60 million that reflect changes made to mitigate loss exposure and ongoing favorable credit experience with merchants.

(c) First quarter 2004 results reflect a $109 million non-cash pretax charge ($71 million after-tax) related to the January 1, 2004 adoption of SOP 03-1.

(d) Fourth quarter 2003 results reflect a $20 million non-cash pretax charge ($13 million after-tax) related to the December 31, 2003 adoption of FIN 46, as revised.

Note 22 RESTRUCTURING CHARGES
During the fourth quarter of 2004, the Company recorded aggregate restructuring charges of $102 million ($66 million after-tax) for initiatives executed during 2004. The aggregate restructuring charges consisted of $79 million of employee severance obligations and $23 million of other exit costs principally relating to the early termination of certain real property leases. The charges reflect expenses in connection with several initiatives relating principally to the restructuring of the Company's business travel operations within TRS, the decision to sell certain of the operations of AEB in Bangladesh, Egypt, Luxembourg and Pakistan and the relocation of certain functions in the Company's finance operations. The charges related to severance obligations are included in human resources and the other exit costs are included in occupancy and equipment, professional services and other expenses in the Company's Consolidated Statement of Income for the year ended December 31, 2004. As of December 31, 2004, other liabilities include $81 million related to the aggregate restructuring charges recorded for future cash outlays expected to be paid out prior to the end of 2005. The following table summarizes by category the Company's fourth quarter 2004 restructuring charges, cash payments and the resulting liability balance as of December 31, 2004 for each of the Company's operating segments:

                                                                     Cash paid through               Liability balance at
                                 Restructuring Charges               December 31, 2004                December 31, 2004
------------------------------------------------------------------------------------------------------------------------------
(Millions)                    Severance     Other     Total     Severance     Other     Total     Severance     Other    Total
------------------------------------------------------------------------------------------------------------------------------
Travel Related Services           $ 46       $ 18     $  64          $ 10      $ 10      $ 20          $ 36      $  8     $ 44
American Express
 Financial Advisors                  3         --         3             1        --         1             2        --        2
American Express Bank               30          5        35            --        --        --            30         5       35
------------------------------------------------------------------------------------------------------------------------------
Total                             $ 79       $ 23     $ 102          $ 11      $ 10      $ 21          $ 68      $ 13     $ 81
==============================================================================================================================


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           121
                                                                           ...
                                      Notes to Consolidated Financial Statements

Note 23 SUBSEQUENT EVENT
On February 1, 2005, the Company announced plans to pursue a tax-free spin-off of the common stock of AEFC through a special dividend to American Express common shareholders. The final transaction, which is subject to certain conditions including receipt of a favorable tax ruling and/or opinion, necessary regulatory approvals and approval by the Company's Board of Directors, is expected to close in the third quarter of 2005.

At the time of the spin-off, the Company intends to provide additional capital to AEFA that will provide additional liquidity and a senior debt rating that will allow AEFA to have efficient access to the capital markets. Furthermore, AEFA's operating segment results in Note 19 may not be fully representative of the results AEFA would have reported as an independent legal entity due to certain intercompany allocations and agreements. Additionally, the Company anticipates that it will incur spin-off related expenses associated with establishing an independent company that could be significant on a cumulative basis. These expenses will be recorded by the Company or AEFA, as appropriate, as they are incurred each quarter and will be disclosed in the quarterly financial results.

As a result of the proposed spin-off, the Debentures discussed in Note 7 will be convertible at the base conversion price (currently $69.41 per share) for a period of at least 20 days beginning on the day the Company provides notice of the special dividend to the Debenture holders and ending on the day immediately prior to the commencement of "ex-dividend" trading of the distributed shares. The Company will be obligated to pay at least the accreted principal amount in cash for any Debentures that are converted during the period. In addition, the per-share prices and conversion ratios contained in the Debentures will be adjusted under anti-dilution provisions.

The availability of credit lines under one of the Company's committed bank credit facilities is subject to maintaining consolidated tangible net worth of at least $8.75 billion. The Company expects that the proposed spin-off would cause consolidated tangible net worth to go below $8.75 billion. However, management anticipates that the terms of the covenant will be renegotiated prior to such event and no violation will occur.

Additionally, after the announcement of the proposed spin-off of the AEFA business unit, Moody's affirmed the Company's long-term and short-term debt ratings of P-1 and A1, respectively. Standard & Poor's and FitchRatings both affirmed the Company's short-term debt ratings of A-1 and F-1, respectively, and placed the Company on a negative credit watch for its A+ long-term debt ratings pending an understanding of the final details of the proposed spin-off. Moody's downgraded AEFC's senior debt rating to A2 from A1 and placed it on a review for a further downgrade. The insurance financial strength ratings for IDS Life Insurance Company (IDS Life) were downgraded to AA- by FitchRatings and affirmed at Aa3 by Moody's. AM Best also placed the insurance financial strength ratings for IDS Life, currently A+, under review with negative implications.


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           122
                                                                           ...
                                      Notes to Consolidated Financial Statements

Consolidated Five-Year Summary of Selected Financial Data



(Millions, except per share amounts,
employees, shareholders and percentages)                        2004(a)      2003(b)      2002          2001(c)         2000
----------------------------------------------------------------------------------------------------------------------------
Operating Results
Revenues                                                   $  29,115    $  25,836    $  23,807       $22,582       $  23,675
Percent increase (decrease)                                       13%           9%           5%           (5)%            11%
Expenses                                                      24,164       21,589       20,080        20,986          19,767
Income before accounting change                                3,516        3,000        2,671         1,311           2,810
Net income                                                     3,445        2,987        2,671         1,311           2,810
Return on average shareholders' equity(d)                       22.0%        20.6%        20.2%         10.8%           26.3%
----------------------------------------------------------------------------------------------------------------------------
Balance Sheet
Cash and cash equivalents                                   $  9,907     $  6,156     $ 10,288       $ 7,222        $  8,487
Accounts receivable and accrued interest, net                 34,650       31,269       29,087        29,498          30,543
Investments                                                   60,809       56,637       53,638        46,488          43,747
Loans, net                                                    34,858       32,300       27,822        26,440          26,088
Total assets                                                 192,638      174,547      157,253       151,100         154,423
Customers' deposits                                           21,091       21,250       18,317        14,557          13,870
Travelers Cheques outstanding                                  7,287        6,819        6,623         6,190           6,127
Insurance and annuity reserves                                32,966       31,969       28,683        24,536          24,098
Short-term debt                                               14,182       19,046       21,103        31,569          36,030
Long-term debt                                                33,061       20,654       16,308         7,788           4,711
Shareholders' equity                                          16,020       15,323       13,861        12,037          11,684
----------------------------------------------------------------------------------------------------------------------------
Common Share Statistics
Earnings per share:
 Income before accounting change:
  Basic                                                     $   2.79      $  2.34      $  2.02        $  0.99        $  2.12
  Diluted                                                   $   2.74      $  2.31      $  2.01        $  0.98        $  2.07
 Percent increase (decrease):
  Basic                                                           19%          16%          ++           (53)%            15%
  Diluted                                                         19%          15%          ++           (53)%            14%
 Net income:
  Basic                                                     $   2.74     $   2.33      $  2.02       $  0.99        $   2.12
  Diluted                                                   $   2.68     $   2.30      $  2.01       $  0.98        $   2.07
Cash dividends declared per share                           $   0.44     $   0.38      $  0.32       $  0.32        $   0.32
Book value per share:
 Actual                                                     $  12.83     $  11.93      $ 10.63       $  9.05        $   8.81
Market price per share:
 High                                                       $  57.05     $  49.11      $ 44.91       $ 57.06        $  63.00
 Low                                                        $  47.32     $  30.90      $ 26.55       $ 24.20        $  39.83
 Close                                                      $  56.37     $  48.23      $ 35.35       $ 35.69        $  54.94
Average common shares outstanding for
 earnings per share:
 Basic                                                         1,259        1,284        1,320         1,324           1,327
 Diluted                                                       1,285        1,298        1,330         1,336           1,360
Shares outstanding at period end                               1,249        1,284        1,305         1,331           1,326
----------------------------------------------------------------------------------------------------------------------------
Other Statistics
Number of employees at period end:
 United States                                                40,500       41,800       41,100        48,700          53,400
 Outside United States                                        37,000       36,400       34,400        35,700          35,500
----------------------------------------------------------------------------------------------------------------------------
  Total                                                       77,500       78,200       75,500        84,400          88,900
----------------------------------------------------------------------------------------------------------------------------
Number of shareholders of record                              50,394       47,967       51,061        52,041          53,884
=============================================================================================================================

(a) Results for 2004 include five significant items: (1) a $109 million non-cash pretax charge ($71 million after-tax) related to the January 1, 2004 adoption of SOP 03-1; (2) a charge of $115 million (net of $32 million of reserves previously provided) related to a reconciliation of securitization-related cardmember loans; (3) a $117 million ($76 million after-tax) net gain on the sale of the equipment leasing product line of the Company's small business financing unit, American Express Business Finance Corporation; (4) aggregate restructuring charges of $102 million ($66 million after-tax) for initiatives executed during 2004; and (5) a reduction in merchant-related reserves of approximately $60 million that reflect changes made to mitigate loss exposure and ongoing favorable credit experience with merchants.

(b) Results for 2003 reflect a $20 million non-cash pretax charge ($13 million after-tax) related to the December 31, 2003 adoption of FIN 46, as revised.

(c) Results for 2001 include three significant items: (1) a charge of $1.01 billion pretax ($669 million after-tax) reflecting losses associated with high-yield securities recorded during the first half of 2001; (2) restructuring charges of $631 million pretax ($411 million after-tax); and
    (3) the one-time adverse impact from the September 11th terrorist attacks of $98 million pretax ($65 million after-tax).

(d) Computed on a trailing 12-month basis using total shareholders' equity as included in the Consolidated Financial Statements prepared in accordance with GAAP.

++  Denotes a variance of more than 100%.


                                                                           AXP
                                                                           AR.04
                                                                           ...
                                                                           123
                                                                           ...
                                      Consolidated Five-Year Summary of Selected
                                                                  Financial Data