Form 10-K, Exhibit 13
period 2005-12-31
AMERICAN EXPRESS CO
filed 2006-03-06
CIK 4962

EXHIBIT 13

PORTIONS OF 2005 ANNUAL REPORT TO SHAREHOLDERS

Financial Review	24

Management’s Report on Internal Control Over Financial Reporting	57

Reports of Independent Registered Public Accounting Firms	58

Consolidated Statements of Income	62

Consolidated Balance Sheets	63

Consolidated Statements of Cash Flows	64

Consolidated Statements of Shareholders’ Equity	65

Notes to Consolidated Financial Statements	66

Consolidated Five-Year Summary of Selected Financial Data	101

FINANCIAL REVIEW

The financial section of American Express Company’s (the Company) Annual Report consists of this Financial Review, the Consolidated Financial Statements and the related notes that follow. The following discussion is designed to provide perspective and understanding to the Company’s consolidated financial condition and results of operations. Certain key terms are defined in the Glossary of Selected Terminology at the end of this discussion.

Executive Overview

American Express Company is a leading global payments, network and travel company. The Company offers a broad range of products including charge and credit cards; stored value products such as Travelers Cheques and gift cards; travel agency services and travel, entertainment and purchasing expense management services; network services and merchant acquisition and merchant processing for our network partners and proprietary payments businesses; and international banking products. The Company’s various products are sold globally to diverse customer groups, including consumers, small businesses, mid-market companies, large corporations and banking institutions. These products are sold through various channels including direct mail, on-line applications, targeted sales-forces and direct response advertising.

The Company generates revenue from a variety of sources including global payments, such as charge and credit cards, travel services and stored value products, including Travelers Cheques. Charge and credit cards generate revenue for the Company primarily in four different ways:

•	Discount revenue, the Company’s largest single revenue source, which represents fees charged to merchants when cardmembers use their cards to purchase goods and services on our network,

•	Finance charge revenue, which is earned on outstanding balances related to the cardmember lending portfolio,

•	Card fees, which are earned for annual membership, and other commissions and fees such as foreign exchange conversion fees and card-related fees and assessments, and

•	Securitization income, net which reflects the earnings related to cardmember loans financed through securitization activities. Refer to the Glossary for further information.

In addition to funding and operating costs associated with these activities, other major expense categories are expenses related to marketing and reward programs that add new cardmembers and promote cardmember loyalty and spending, and provisions for anticipated cardmember credit and fraud losses.

The Company believes that its “spend-centric” business model (in which it focuses primarily on generating revenues by driving spending on its cards and secondarily by finance charges and fees) has significant competitive advantages. For merchants, the higher spending represents greater value to them in the form of loyal customers and higher sales, which gives the Company the ability to earn a premium discount rate and invest in greater value-added services for merchants. As a result of the higher revenues generated from higher spending, the Company has the flexibility to offer more attractive rewards and other incentives to cardmembers, which in turn create an incentive to spend more on their cards.

Discontinued Operations

On September 30, 2005, the Company completed the spin-off of Ameriprise Financial, Inc. (Ameriprise), formerly known as American Express Financial Corporation, the Company’s financial planning and financial services business, with the distribution of Ameriprise common stock to the Company’s shareholders in a tax-free transaction for U.S. federal income tax purposes. The net assets distributed to shareholders have been treated as a dividend and charged to retained earnings. In addition, during the third quarter of 2005, the Company completed certain dispositions including the sale of American Express Tax and Business Services, Inc. (TBS), its tax, accounting and consulting business. The operating results and assets and liabilities related to Ameriprise and certain dispositions (including TBS) prior to disposal have been reflected as discontinued operations in the Consolidated Financial Statements.

Financial Review

AXP/AR.2005

[24]

Segment Reporting

Effective September 30, 2005, the Company realigned its segment presentation to reflect the spin-off of Ameriprise. The new segments are: U.S. Card Services, International Card & Global Commercial Services, Global Network & Merchant Services, and Corporate & Other.

U.S. Card Services includes the U.S. proprietary consumer card business, OPEN from American Express, the global Travelers Cheques and Prepaid Services business and the American Express U.S. Consumer Travel Network. As noted above, charge and credit cards generate revenue for the Company primarily through discount revenue, net finance charge revenue, card fees and securitization income, net. Prepaid Services, including Travelers Cheques, earn investment income as cash is invested prior to encashment of Travelers Cheques or use of other prepaid products, in addition to other fees.

International Card & Global Commercial Services provides proprietary consumer cards and small business cards outside the United States. International Card & Global Commercial Services also offers global corporate products and services, including Corporate Card, issued to individuals through a corporate account established by their employer; Business Travel, which helps businesses manage their travel expenses through a variety of travel-related products and services; and Corporate Purchasing Solutions, an account established by a company to pay for everyday business expenses such as office and computer supplies. International Card & Global Commercial Services also includes American Express Bank Ltd., which provides financial products and services to retail customers and wealthy individuals outside the United States and financial institutions around the world.

International Card & Global Commercial Services derives its revenues from a number of sources including discount revenue from business billed on its proprietary card and corporate payment and expense management products, net finance charge revenue, net interest income from its international banking operation and various revenues and fees from its corporate travel management services and other products.

Global Network & Merchant Services consists of the Merchant Services businesses and Global Network Services. Global Network Services develops and manages relationships with third parties that issue American Express branded cards. The Global Merchant Services businesses develop and manage relationships with merchants that accept American Express branded cards; authorize and record transactions; pay merchants; and provide a variety of value-added point-of-sale and back office services. Global Network & Merchant Services works with merchant and bank partners to develop and market product propositions, operate systems that enable third parties to interface with the American Express global network and provide network functions that include operations, service delivery, authorization, clearing, settlement and brand advertising, new product development and marketing.

Global Network & Merchant Services derives its revenues primarily from discount revenue charged to merchants. Other revenues include royalties, contributions from joint venture partnerships and fees charged to merchants and partners for services.

Corporate & Other consists of corporate functions and auxiliary businesses including, for 2003 and 2004, the leasing product line of the Company’s small business financing unit, American Express Business Finance Corporation, which was sold in 2004.

The Company creates shareholder value by focusing on the following elements:

•	Driving growth, principally organically, through related business opportunities or joint ventures and selected acquisitions;

•	Delivering returns well in excess of the Company’s cost of capital; and

•	Distributing excess capital to shareholders through dividends and stock repurchases.

Financial Review

AXP/AR.2005

[25]

Overall, it is management’s priority to increase shareholder value over the moderate to long-term by achieving the following long-term financial targets, on average and over time:

•	Earnings per share growth of 12 to 15 percent;

•	Revenue growth of at least 8 percent; and

•	Return on shareholders’ equity of 28 to 30 percent (18 to 20 percent prior to the Ameriprise spin-off).

During 2005, the Company met or exceeded its earnings per share, revenue and return on equity targets, illustrating the benefits of the strong business momentum achieved through the business-building investments made over the past few years. After the completion of the Ameriprise spin-off in 2005, the Company raised its return on equity target from 18 to 20 percent to 28 to 30 percent. Reported return on shareholders’ equity for 2005 was 25 percent which exceeded our target prior to the spin-off and which is calculated on a trailing 12-month basis using reported net income over average total shareholders’ equity including discontinued operations (prior to disposal).

Pro forma return on shareholders’ equity, determined using income from continuing operations over the average of the month-end shareholders’ equity at September 30, 2005 through December 31, 2005, was 31 percent. Management believes pro forma return on shareholders’ equity is a better comparison to the 28–30 percent target post spin-off as the earnings and capital from discontinued operations reflected in the calculation of reported return on shareholders’ equity are not included in the 28–30 percent target.

A summary of the Company’s recent financial performance follows:

Years Ended December 31, (Millions, except per share amounts and ratio data)	2005	2004	Percent Increase
Revenues	$24,267	$21,964	10%
Expenses	$20,019	$18,133	10
Income from continuing operations	$3,221	$2,686	20
Net income	$3,734	$3,445	8
Earnings per common share from continuing operations — diluted	$2.56	$2.09	22
Earnings per common share — diluted	$2.97	$2.68	11
Return on average shareholders’ equity(a)	25.4%	22.0%	—

(a)	Calculated based on $3.7 billion of net income and $14.7 billion of average shareholders’ equity for the trailing twelve months ending December 31, 2005. Pro forma return on average shareholders’ equity was 31.5 percent for 2005 and was calculated based on $3.2 billion of income from continuing operations and $10.2 billion of average month-end shareholders’ equity for the quarter ending December 31, 2005.

See Consolidated Results of Operations below for discussion of the Company’s results.

The Company follows U.S. generally accepted accounting principles (GAAP). In addition to information provided on a GAAP basis, the Company discloses certain data on a “managed basis.” This information, which should be read only as a supplement to GAAP information, assumes, in the Consolidated Selected Statistical Information and U.S. Card Services segment, there have been no cardmember lending securitization transactions, and certain tax-exempt investment income had been earned on a taxable basis. In addition, the International Card & Global Commercial Services segment reflects a reclassification of certain foreign exchange services as revenues on a managed basis. These managed basis adjustments, and management’s rationale for such presentation, are discussed further in U.S. Card Services and International Card & Global Commercial Services sections below under “Differences between GAAP and Managed Basis Presentation.”

Certain reclassifications of prior period amounts have been made to conform to the current presentation throughout this Annual Report. Certain of the statements in this Annual Report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. See Forward-Looking Statements at the end of this discussion.

Financial Review

AXP/AR.2005

[26]

Critical Accounting Policies

The Company’s significant accounting policies are described in Note 1 to the Consolidated Financial Statements. The following provides information about critical accounting policies that are important to the Consolidated Financial Statements and that require significant management assumptions and judgments about the effect of matters that are uncertain. These policies relate to reserves for cardmember losses, reserve for Membership Rewards costs and asset securitizations.

Reserves for cardmember losses

Critical Accounting Policies	Assumptions/Approach Used	Effect if Actual Results Differ from Assumptions
Reserves for losses relating to cardmember loans and receivables represent management’s estimate of the amount necessary to absorb losses inherent in the Company’s outstanding portfolio of loans and receivables.	Reserves for these losses are primarily based upon models that analyze several specific portfolio statistics, including average write-off rates for various stages of receivable aging (i.e., current, 30 days, 60 days, 90 days) over a 24-month period and average bankruptcy and recovery rates. Also, to a lesser extent, these reserves reflect management’s judgment regarding overall adequacy. In exercising its judgment to adjust reserves that are calculated by the analytic model, management considers emerging trends and the level of coverage of past-due accounts, as well as external indicators, such as leading economic indicators, unemployment rate, consumer confidence index, purchasing manager’s index, bankruptcy filings and the legal and regulatory environment.	To the extent historical credit experience is not indicative of future performance or other assumptions used by management do not prevail, loss experience could differ significantly, resulting in either higher or lower future provisions for losses, as applicable. As of December 31, 2005, a 20 basis point change in the average write-off rate on cardmember loans and receivables balances would change the reserve for losses by approximately $140 million.

Financial Review

AXP/AR.2005

[27]

Reserve for Membership Rewards costs

Critical Accounting Policies	Assumptions/Approach Used	Effect if Actual Results Differ from Assumptions

The Membership Rewards program is the largest card-based rewards program in the world, with more than 1,300 redemption partners worldwide. The program allows cardmembers to earn one point for virtually every dollar charged on eligible, enrolled American Express Cards. Many cards offer the ability to earn double points for certain types of purchases. Membership Rewards points are redeemable in a wide selection of reward categories, including travel, merchandise and gift certificates. Points have no expiration date, and there is no limit on the number of points one can earn. A majority of spending by cardmembers earns points under this program. Participation, redemptions and the related expense under the program have been increasing. Although the expense for rewards is recorded as part of marketing, promotion, rewards and cardmember services, the benefits are seen in higher revenues, lower attrition and faster speed of payment.

The Company establishes balance sheet reserves to cover the cost of future reward redemptions for points earned to date.

The reserve for Membership Rewards is estimated using models that analyze redemption statistics since the inception of the program and reflect, to a lesser extent, management’s judgment regarding overall adequacy. The provision for the cost of Membership Rewards is based upon points earned that are expected to be ultimately redeemed by cardmembers and the current weighted-average cost per point of redemption. The estimated points to be redeemed by cardmembers are measured based on many factors including past redemption behavior of cardmembers, product type on which the points are earned, year of program enrollment, and spend level. Past behavior is used to predict when current enrollees will leave the program and their ultimate redemption rate on the points earned to date, but not yet redeemed. The weighted-average cost per point is affected by the mix of rewards redeemed.

The Company continually evaluates its reserve methodology for Membership Rewards based on developments in redemption patterns, cost per point redeemed and other factors.

The balance sheet reserve for unredeemed points is impacted over time by enrollment levels, amount of points earned and redeemed, weighted-average cost per point, redemption choices made by cardmembers, reward offerings by partners and other Membership Rewards program changes. The calculation is most sensitive to changes in the estimated ultimate redemption rate. This rate is based on the expectation that a large majority of all points earned will eventually be redeemed.

As of December 31, 2005, if the global ultimate redemption rate changed by 100 basis points, the balance sheet reserve would change by approximately $150 million.

Financial Review

AXP/AR.2005

[28]

Asset securitizations

Critical Accounting Policies	Assumptions/Approach Used	Effect if Actual Results Differ from Assumptions
Certain estimates and assumptions are required to determine the fair value of the Company’s subordinated retained interests, including an interest-only strip, and gains or losses recorded at the time of sale when the Company securitizes cardmember loans.	Estimates and assumptions are generally based on projections of finance charges and fees paid related to the securitized assets, net credit losses, average loan life, the contractual fee to service the securitized assets and a discount rate commensurate with the risk inherent in the subordinated retained interests.

Changes in the estimates and assumptions used may have an impact on the Company’s gain or loss calculation and the valuation of its subordinated retained interests.

As of December 31, 2005, the total fair value of all subordinated retained interests was $279 million. A 10 percent adverse change in the key estimates and assumptions referred to in the previous column, would result in a decrease in the total fair value of approximately $30 million.

Financial Review

AXP/AR.2005

[29]

Consolidated Results of Operations

Summary of the Company’s Financial Performance

Years Ended December 31, (Millions, except per share amounts and ratio data)	2005	2004	2003
Revenues	$24,267	$21,964	$19,549
Expenses	$20,019	$18,133	$16,134
Income from Continuing operations	$3,221	$2,686	$2,335
Net income	$3,734	$3,445	$2,987
Earnings per common share from continuing operations — diluted	$2.56	$2.09	$1.80
Earnings per common share — diluted	$2.97	$2.68	$2.30
Return on average shareholders’ equity(a)	25.4%	22.0%	20.6%

(a)	Calculated based on $3.7 billion of net income and $14.7 billion of average shareholders’ equity for the trailing twelve months ending December 31, 2005. Pro forma return on average shareholders’ equity was 31.5 percent for 2005 and was calculated based on $3.2 billion of income from continuing operations and $10.2 billion of average month-end shareholders’ equity for the quarter ending December 31, 2005.

Selected Statistical Information

Years Ended December 31, (Billions, except percentages and where indicated)	2005	2004	2003
Card billed business(a):
United States	$354.6	$304.8	$262.1
Outside the United States	129.8	111.3	90.1

Total	$484.4	$416.1	$352.2

Total cards-in-force (millions)(a):
United States	43.0	39.9	36.4
Outside the United States	28.0	25.5	24.1

Total	71.0	65.4	60.5

Basic cards-in-force (millions)(a):
United States	32.8	30.3	27.7
Outside the United States	23.2	21.0	19.9

Total	56.0	51.3	47.6

Average discount rate(b)	2.57%	2.60%	2.62%
Average basic cardmember spending (dollars)(a)	$10,445	$9,460	$8,367
Average fee per card (dollars)(a)	$35	$34	$35
Travel sales	$20.6	$19.9	$16.0
Travel commissions and fees/sales	8.6%	9.0%	9.4%
Worldwide Travelers Cheque and prepaid products:
Sales	$19.7	$19.9	$19.2
Average outstanding	$7.1	$7.0	$6.6
Average investments	$7.8	$7.5	$7.1
Investment yield(c)	5.1%	5.4%	5.4%
Tax equivalent yield — managed(c)	7.9%	8.4%	8.4%
International banking Total loans	$7.1	$6.9	$6.5
Private banking holdings	$20.3	$18.6	$16.2

(a)	Card billed business includes activities related to proprietary cards, cards issued under network partnership agreements, cash advances on proprietary cards and certain insurance fees charged on proprietary cards. Cards-in-force include proprietary cards and cards issued under network partnership agreements. Average basic cardmember spending and average fee per card are computed from proprietary card activities only.
(b)	Computed as follows: Discount Revenue from all card spending (proprietary and Global Network Services) at merchants divided by all billed business (proprietary and Global Network Services) generating discount revenue at such merchants. Only merchants acquired by the Company are included in the computation. Discount rates have been retrospectively adjusted on a historical basis from those previously disclosed, primarily to retain in the computation the Global Network Services partner portion of discount revenue, as well as the Company’s portion of discount revenue.
(c)	Investment yield represents earnings on certain tax-exempt securities. The tax equivalent yield — managed represents earnings on such tax-exempt securities as if it had been earned on a taxable basis and assumes an income tax-rate of 35 percent. See the U.S. Card Services segment for additional information on managed basis presentation.

Financial Review

AXP/AR.2005

[30]

Years Ended December 31, (Billions, except percentages and where indicated)	2005	2004	2003
Worldwide cardmember receivables:
Total receivables	$34.2	$31.1	$28.4
90 days past due as a % of total	1.6%	1.8%	1.9%
Loss reserves (millions):	$942	$806	$916
% of receivables	2.8%	2.6%	3.2%
% of 90 days past due	177%	146%	171%
Net loss ratio as a % of charge volume	0.26%	0.26%	0.28%
Worldwide cardmember lending — owned basis(a):
Total loans	$33.1	$26.9	$25.8
30 days past due as a % of total	2.5%	2.4%	2.7%
Loss reserves (millions):
Beginning balance	$972	$998	$1,030
Provision	1,227	1,016	1,121
Net write-offs	(1,155)	(1,040)	(1,148)
Other	(48)	(2)	(5)

Ending balance	$996	$972	$998

% of loans	3.0%	3.6%	3.9%
% of past due	122%	151%	145%
Average loans	$28.3	$25.9	$22.6
Net write-off rate	4.1%	4.0%	5.1%
Net finance charge revenue/average loans	9.1%	8.6%	9.0%
Worldwide cardmember lending — managed basis(b):
Total loans	$54.3	$47.2	$45.3
30 days past due as a % of total	2.4%	2.4%	2.7%
Loss reserves (millions):
Beginning balance	$1,475	$1,541	$1,529
Provision	2,097	1,931	2,188
Net write-offs	(2,055)	(1,957)	(2,171)
Other	(48)	(40)	(5)

Ending balance	$1,469	$1,475	$1,541

% of loans	2.7%	3.1%	3.4%
% of past due	114%	129%	127%
Average loans	$48.9	$45.4	$41.6
Net write-off rate	4.2%	4.3%	5.2%
Net finance charge revenue/average loans	9.3%	9.0%	9.4%

(a)	GAAP basis measurement reflects only cardmember loans included in the Company’s Consolidated Balance Sheets.
(b)	Includes on-balance sheet owned cardmember loans and off-balance sheet securitized cardmember loans. See the U.S. Card Services segment for additional information on managed basis presentation.

***

The following discussions regarding Consolidated Results of Operations and Consolidated Liquidity and Capital Resources are presented on a basis consistent with GAAP unless otherwise noted.

Results of Operations for the Three Years Ended December 31, 2005

The Company’s 2005 consolidated income from continuing operations rose 20 percent to $3.2 billion and diluted earnings per share (EPS) from continuing operations rose 22 percent to $2.56. Consolidated income from continuing operations for 2004 increased 15 percent from 2003 and diluted EPS from continuing operations for 2004 increased 16 percent from 2003.

The Company’s 2005 consolidated net income rose 8 percent to $3.7 billion and diluted EPS rose 11 percent to $2.97 as compared to 2004. Net income for 2005 includes $513 million of income from discontinued operations as compared to $830 million in 2004. The decrease in income from discontinued operations primarily reflected the distribution of Ameriprise Common Stock to the Company’s shareholders on September 30, 2005 while 2004 consolidated net income included a full year of results from the discontinued operations. Consolidated net income for 2004 increased 15 percent from 2003.

Net income and EPS in 2004 reflected the $71 million ($109 million pretax) or $0.06 per diluted share impact of the Company’s previously disclosed adoption of the American Institute of Certified Public Accountants Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts.” The adoption of SOP 03-1 related to discontinued operations.

Both the Company’s revenues and expenses are affected by changes in the relative values of non-U.S. currencies to the U.S. dollar. The currency rate changes increased both revenue and expense growth by less than 1 percentage point in 2005 and approximately 2 percentage points in both 2004 and 2003.

Results from continuing operations for 2005 included $286 million ($186 million after-tax) of reengineering costs, principally related to $193 million of restructuring costs within the business travel, international operations, and the finance and technology areas, $242 million of tax benefits related to the finalization of state tax returns

Financial Review

AXP/AR.2005

[31]

and resolution of IRS audits of previous years’ tax returns, a $123 million ($80 million after-tax) increase in the provision for losses recorded in the fourth quarter 2005 reflecting substantially higher losses related to increased bankruptcy filings resulting from the October 17, 2005 change in bankruptcy legislation, a $113 million ($73 million after-tax) benefit from the recovery of September 11, 2001 related insurance claims, and a $49 million ($32 million after-tax) provision to reflect the estimated costs related to Hurricane Katrina. 2004 results from continuing operations included a $117 million ($76 million after-tax) net gain on the fourth quarter sale of the equipment leasing product line, a charge of $115 million ($75 million after-tax) reflecting a reconciliation of securitization-related cardmember loans for balances accumulated over the prior five-year period as a result of a computational error, $99 million ($64 million after-tax) in restructuring charges and a $60 million ($39 million after-tax) benefit for a reduction in merchant-related reserves.

Revenues

Consolidated revenues for 2005 were $24.3 billion, up 10 percent from $22.0 billion in 2004. Revenues increased due to higher discount revenues, increased cardmember lending net finance charge revenue and greater securitization income. Consolidated revenues for 2004 were 12 percent higher than 2003 due primarily to higher discount revenues as well as increased travel and other commissions and fees.

Discount revenue for 2005 rose 14 percent to $11.7 billion as compared to 2004 as a result of a 16 percent increase in worldwide billed business, a 10 percent increase in average spending per proprietary basic card and 9 percent growth in cards-in-force, offset in part by a lower average discount rate. Selective repricing initiatives, continued changes in the mix of business and volume-related pricing discounts will likely continue to result in some erosion of the average discount rate over time. U.S. billed business was up 16 percent reflecting growth of 15 percent within the Company’s consumer card business, a 20 percent increase in small business spending and a 11 percent improvement in Corporate Services volumes. Excluding the impact of foreign exchange translation, total billed business outside the U.S. increased 15 percent reflecting double-digit proprietary growth in all regions, with the largest increases in Canada and Latin America. Additionally, within the proprietary business, billed business outside the U.S. reflected 13 percent growth in consumer and small business spending, as well as a 14 percent increase in Corporate Services volumes. Billed business related to Global Network Services increased 36 percent during 2005.

The increase in overall cards-in-force reflected both proprietary and Global Network Services activities and strong average customer retention levels. In the U.S. and outside the U.S., 3.1 million and 2.5 million cards were added during 2005, respectively. The increase in average spending per proprietary basic card reflected a 9 percent increase in the U.S. and a 13 percent increase outside the U.S. Discount revenue rose 17 percent to $10.2 billion during 2004 as a result of an 18 percent increase in billed business, from both growth in cards-in-force and higher average cardmember spending per proprietary basic card, partially offset by a lower discount rate.

Cardmember lending net finance charge revenue of $2.6 billion in 2005 rose 16 percent, reflecting growth in average worldwide lending balances on an owned basis and a higher portfolio yield. During 2004, cardmember lending net finance charge revenue increased 9 percent to $2.2 billion as the 15 percent growth in the average balance of the owned lending portfolio was partially offset by a lower average yield.

Securitization income, net increased 11 percent to $1.3 billion in 2005 on a greater average balance of securitized loans, a higher trust portfolio yield and a decrease in the trust portfolio write-offs, partially offset by greater interest expense due to a higher coupon rate paid to certificate holders and an increase in the payment speed of trust assets. Securitization income, net of $1.1 billion in 2004 was consistent with 2003.

Expenses

Consolidated expenses for 2005 were $20.0 billion, up 10 percent from $18.1 billion in 2004. The increase in 2005 was primarily driven by higher marketing, promotion, rewards and cardmember services expenses, greater provisions for losses and benefits, and increased expenses for human resources, partially offset by lower other expenses. Consolidated expenses in 2005 included $286 million of reengineering costs reflecting $164 million of restructuring related severance costs, principally within the business travel, international operations, and finance and technology areas. Severance costs are included in human resources expenses. Restructuring costs also included $29 million related to other exit costs and are included in other expenses. Consolidated expenses in 2005 also included a $49 million provision to reflect the estimated costs related to Hurricane Katrina, which was included in provisions for

Financial Review

AXP/AR.2005

[32]

losses and benefits, and $16 million of spin-off expenses related to Ameriprise principally included in professional services. These expenses were partially offset by a $113 million benefit from the recovery of insurance claims associated with September 11, 2001, included as a reduction of other expenses. Consolidated expenses for 2004 were 12 percent higher than 2003 driven by higher marketing, promotion, rewards and cardmember services expense and greater human resources costs, partially offset by lower provisions for losses.

Marketing, promotion, rewards and cardmember services expenses in 2005 increased 18 percent to $5.8 billion versus a year ago reflecting higher marketing and promotion expenses and greater reward costs. The increase in marketing and promotion expenses was primarily driven by the Company’s ongoing global brand advertising campaign and continued focus on business-building initiatives. The growth in rewards costs is attributed to volume growth, a higher redemption rate and strong cardmember loyalty program participation. Marketing, promotion, rewards and cardmember services expenses increased 30 percent in 2004 to $5.0 billion as a result of higher cardmember rewards and services expenses reflecting higher volumes and greater rewards program participation and penetration, the continuation of brand and product advertising, and an increase in selected card acquisition activities.

Human resources expenses in 2005 increased 6 percent to $4.8 billion compared to 2004 due to severance related costs resulting from the restructuring initiatives noted above, higher management incentives, including an additional year of stock-based compensation expenses, merit increases and increased employee benefit expenses, which were partially offset by reengineering benefits. Human resources expenses increased 16 percent in 2004 to $4.5 billion due to increased costs related to management incentives, merit increases and employee benefit expenses as well as the impact of severance costs related to the reengineering of certain operations.

Total provisions for losses and benefits in 2005 increased 22 percent over last year to $2.8 billion, as the charge card and lending provisions rose 25 percent and 19 percent, respectively, and the other provisions grew by 28 percent. The charge card and lending growth reflected strong volume increases within both activities, and higher provision rates mostly due to substantially higher write-offs during the fourth quarter of 2005 within the lending business due to the October 17, 2005 change in the bankruptcy legislation as well as a $49 million provision during the year to reflect the estimated costs related to Hurricane Katrina. Total provisions for losses and benefits in 2004 declined 4 percent to $2.3 billion primarily due to a 7 percent reduction in cardmember lending provisions partially offset by the $115 million reconciliation of securitization-related cardmember loans charge in other provisions. Also, during 2004, a $60 million benefit was recorded for the reduction in merchant-related reserves.

The effective tax rate was 24 percent in 2005 compared to 30 percent in 2004 and 32 percent in 2003. The decrease in the effective tax rate for 2005 reflected the impact of $242 million of tax benefits related to the finalization of state tax returns and resolution of IRS audits of previous years’ tax returns. Unless similar adjustments arise, the Company’s effective tax rate in 2006 is expected to be more aligned with tax rates for continuing operations in 2003 and 2004. However, the actual rate in 2006 will depend on various factors, including the profitability and mix of the Company’s businesses, legislative developments and results of tax audits, among others.

The effective tax rate was lower in 2004 as compared to 2003 primarily as a result of one-time and ongoing benefits related to the changes in international funding strategy during 2004, favorable variances between estimates of foreign tax expense and returns actually filed and favorable tax audit experience.

Discontinued Operations

Income from discontinued operations, net of tax for 2005 decreased 38 percent to $513 million from $830 million in 2004 due to spin-off related costs of $127 million after-tax partially offset by a $63 million net after-tax gain on certain dispositions, primarily TBS. Additionally, as discussed earlier, 2005 results from discontinued operations are included through September 30, 2005 whereas 2004 included a full year of results from discontinued operations. Income from discontinued operations, net of tax increased 25 percent in 2004 from 2003 primarily due to improved results of Ameriprise. The discontinued operations generated revenues of $5.8 billion, $7.2 billion and $6.3 billion for 2005, 2004 and 2003, respectively.

Consolidated Liquidity and Capital Resources

Capital Strategy

The Company generates equity capital primarily through net income to fund current needs and future business growth and to maintain a targeted debt rating. Equity capital generated in excess of these needs is

Financial Review

AXP/AR.2005

[33]

returned to shareholders through dividends and the share repurchase program. The maintenance of a solid equity capital base provides the Company with a strong and stable debt rating and uninterrupted access to diversified sources of financing to fund growth in its assets, such as cardmember receivables and loans and other items. The Company maintains flexibility in its equity capital planning and has developed a contingency funding plan described below to help ensure that it has adequate sources of financing in difficult economic or market environments.

The Company believes allocating capital to its growing businesses with a return on risk-adjusted equity in excess of their cost of capital will continue to build shareholder value. The Company’s philosophy is to retain earnings sufficient to enable it to meet its growth objectives and, to the extent capital exceeds investment opportunities, return excess capital to shareholders. Assuming the Company achieves its financial objectives of 12 to 15 percent EPS growth, 28 to 30 percent return on shareholders’ equity and at least 8 percent revenue growth, on average and over time, it will seek to return to shareholders an average of 65 percent of capital generated, subject to business mix, acquisitions and rating agency requirements. During 2005, through dividends and share repurchases, excluding the dividend from the Ameriprise spin-off, the Company returned approximately 48 percent of total capital generated to its shareholders. The Company paid $597 million in dividends and continued share repurchases as discussed below. Since the inception of the Company’s current share repurchase program in 1994, approximately 65 percent of capital generated has been returned to shareholders.

The Company maintains sufficient equity capital to support its businesses. Flexibility is maintained to shift capital among business units as appropriate. For example, the Company may infuse additional capital into subsidiaries to maintain capital at targeted levels, which include consideration of debt ratings and regulatory requirements. These infused amounts can affect both American Express Parent Company (Parent Company) capital and liquidity levels. The Company maintains discretion to manage these effects, including the issuance of public debt or the reduction of projected common share buybacks. Additionally, the Company may transfer short-term funds within the Company to meet liquidity needs, subject to and in compliance with various contractual and regulatory constraints.

Share Repurchases

The Company has in place a share repurchase program to return equity capital in excess of its business needs to shareholders. These share repurchases both offset the issuance of new shares as part of employee compensation plans and reduce shares outstanding. The Company repurchases its common shares primarily by open market purchases. Common shares may also be purchased from the Company-sponsored Incentive Savings Program (ISP) to facilitate the ISP’s required disposal of shares when employee-directed activity results in an excess common share position. Such purchases are made at market price without commissions or other fees. During 2005, the Company purchased 34.6 million common shares at an average price of $53.59, representing 30 million common shares at an average price of $53.87 during the nine months ended September 30, 2005 (prior to the spin-off of Ameriprise) and 4 million common shares at an average price of $51.33 during the three months ended December 31, 2005 (after the spinoff of Ameriprise). The lower repurchase activity during 2005 versus prior years reflects a more measured approach to repurchases in light of the capital implications of the Ameriprise spin-off. Since the inception of the share repurchase program in September 1994, 530 million shares have been acquired under total authorizations to repurchase up to 570 million shares, including purchases made under past agreements with third parties.

Cash Flows

Cash Flows from Operating Activities

For the year ended December 31, 2005, net cash provided by operating activities was $8.0 billion. The Company generated net cash provided by operating activities in amounts greater than net income for both the years ended December 31, 2005 and 2004 primarily due to provisions for losses and benefits, which represent expenses in the Consolidated Statements of Income but do not require cash at the time of provision. Similarly, depreciation and amortization represent non-cash expenses. In addition, net cash was provided by fluctuations in other operating assets and liabilities. These accounts vary significantly in the normal course of business due to the amount and timing of various payments.

Net cash provided by operating activities was higher in 2004 than 2003, as a result of higher net income in 2004. In addition, net cash was provided by fluctuations in the Company’s operating assets and liabilities.

Financial Review

AXP/AR.2005

[34]

Management believes cash flows from operations, available cash balances and short-term borrowings will be sufficient to fund the Company’s operating liquidity needs.

Cash Flows from Investing Activities

The Company’s investing activities primarily include funding cardmember loans and receivables and the Company’s available-for-sale investment portfolio.

For the year ended December 31, 2005, net cash of $17.3 billion was used in investing activities primarily due to net increases in cardmember receivables and loans and cash spun-off to Ameriprise.

For the year ended December 31, 2004, net cash used in investing activities decreased from 2003. The decrease reflects a decrease in net cash used in investing activities attributable to discontinued operations, partially offset by an increase in purchases of investments.

Cash Flows from Financing Activities

The Company’s financing activities primarily include the issuance of debt and taking customer deposits in addition to the sale of investment certificates. The Company also regularly repurchases its common shares.

In 2005, net cash provided by financing activities was $6.4 billion primarily due to a net increase in customers’ deposits.

In 2004, financing activities provided net cash greater than in 2003, primarily due to a larger net increase in total debt compared to 2003 offset by a net decrease in customer deposits in 2004 versus a net increase in 2003 and higher share repurchase activity in 2004.

Financing Activities

The Company is committed to maintaining cost-effective, well-diversified funding programs to support current and future asset growth in its global businesses. Its funding plan is structured to meet expected and changing business needs to fund asset balances efficiently and cost-effectively through diversified sources of financing, to help ensure the availability of financing in unexpected periods of stress, and to be integrated into the asset-liability management of interest rate exposures. In addition to its funding plan described below, the Company’s contingent funding strategy is designed to allow for the continued funding of business operations through difficult economic, financial market and business conditions when access to its regular funding sources could become diminished or interrupted.

The Company’s card businesses are the primary asset generating businesses with significant assets in both domestic and international cardmember receivable and lending activities. As such, the Company’s most significant borrowing and liquidity needs are associated with these card businesses. The Company pays merchants for card transactions and bills cardmembers accordingly. The Company funds merchant payments during the period cardmember loans and receivables are outstanding.

The following discussion includes information on both a GAAP and managed basis. The managed basis presentation includes debt issued in connection with the Company’s lending securitization activities, which are off-balance sheet. The Company’s management views and executes funding requirements on a managed basis because asset securitization is just one of several ways for the Company to fund cardmember loans.

Funding Strategy

The Company’s funding needs are met primarily through the following sources:

•	Commercial paper,

•	Bank notes, institutional CDs and Fed Funds,

•	Medium-term notes and senior unsecured debentures,

•	Asset securitizations, and

•	Long-term committed bank borrowing facilities in selected non-U.S. markets.

The Company funds its cardmember receivables and loans primarily through five entities. American Express Credit Corporation (Credco) finances the vast majority of worldwide cardmember receivables, while American Express Centurion Bank (Centurion Bank) and American Express Bank, FSB (FSB) principally fund cardmember loans originated from the Company’s U.S. lending activities. Two trusts are used by the Company in connection with the securitization and sale of U.S. receivables and loans generated in the ordinary course of the Company’s card businesses. In 2005 and 2004, the Company had uninterrupted access to the money and capital markets to fund its business operations.

Financial Review

AXP/AR.2005

[35]

The Company’s debt offerings are placed either directly to investors, as in the case of its commercial paper program through Credco, or through securities brokers or underwriters. In certain international markets, bank borrowings are used to partially fund cardmember receivables and loans. During 2005 and 2004, the Company diversified its funding base by borrowing under committed bank credit facilities as part of a change in local funding strategies in select international markets.

Diversity of funding sources by type of debt instrument, by maturity and by investor base provides additional insulation from unforeseen events in the short-term debt market. The Company had the following consolidated debt, on both a GAAP and managed basis, and customer deposits outstanding at December 31, 2005 and 2004:

(Billions)	2005	2004
Short-term debt	$15.6	$14.3
Long-term debt	30.8	32.7

Total debt (GAAP basis)	$46.4	$47.0
Off-balance sheet securitizations	21.2	20.3

Total debt (managed basis)	$67.6	$67.3
Customer deposits	$24.6	$20.1

Short-term debt is defined as any debt with an original maturity of 12 months or less. The commercial paper market represents the primary source of short-term funding for the Company. Credco’s commercial paper is a widely recognized name among short-term investors and is a principal source of debt for the Company. At December 31, 2005, Credco had $6.7 billion of commercial paper outstanding, net of certain short-term investments. The outstanding amount, net of certain short-term investments, increased $2.9 billion or 76 percent from a year ago. Average commercial paper outstanding, net of certain short-term investments, was $6.1 billion and $5.7 billion in 2005 and 2004, respectively. Credco currently manages the level of commercial paper outstanding, net of certain short-term investments, such that the ratio of its committed bank credit facility to total short-term debt, which consists mainly of commercial paper, is not less than 100 percent.

Centurion Bank and FSB raise short-term debt through various instruments. Bank notes issued and Fed Funds purchased by Centurion Bank and FSB totaled approximately $5.9 billion as of December 31, 2005. Centurion Bank and FSB also raise customer deposits through the issuance of certificates of deposit to retail and institutional customers. As of December 31, 2005, Centurion Bank and FSB held $5.2 billion in customer deposits. Centurion Bank and FSB each maintain $400 million of committed bank credit lines as a backup to short-term funding programs. Long-term funding needs are met principally through the sale of cardmember loans in securitization transactions. The Asset/Liability Committees of Centurion Bank and FSB provide management oversight with respect to formulating and ratifying funding strategy and to ensuring that all funding policies and requirements are met.

The Company had short-term debt at December 31, 2005 and 2004 as follows:

(Billions, except percentages)	2005	2004
Short-term debt	$15.6	$14.3
Short-term debt percentage of total debt (GAAP basis)	33.7%	30.5%

Medium- and long-term debt is raised through the offering of debt securities in the U.S. and international capital markets. Medium-term debt is generally defined as any debt with an original maturity greater than 12 months but less than 36 months. Long-term debt is generally defined as any debt with an original maturity greater than 36 months. At December 31, 2005, the Company had the following amounts of medium- and long-term debt outstanding:

(Billions)	Medium-term Debt	Long-term Debt	Total Medium- and Long-term Debt
American Express Parent Company	$2.0	$3.2	$5.2
American Express Credit Corporation	8.6	8.3	16.9
American Express Centurion Bank	3.0	1.4	4.4
American Express Bank, FSB	2.4	—	2.4
American Express Receivables Financing Corp V LLC	—	1.2	1.2
Other Subsidiaries	0.1	0.6	0.7

Total	$16.1	$14.7	$30.8

In 2005, medium- and long-term debt with maturities ranging from 2 to 10 years was issued. The Company’s 2005 term offerings, which include those made by Credco, Centurion Bank, FSB and the American Express Issuance Trust (the Charge Trust), which is consolidated by American Express Receivables Financing Corporation V LLC (RFC V), all directly or indirectly wholly-owned subsidiaries of American Express Travel Related Services Company, Inc. (TRS); and the American Express

Financial Review

AXP/AR.2005

[36]

Credit Account Master Trust (the Lending Trust), are presented in the following table on a managed basis:

(Billions)	Amount
American Express Credit Corporation:
Fixed and Floating Rate Medium-Term Notes	$4.7
American Express Centurion Bank:
Floating Rate Medium-Term Notes	$0.9
American Express Bank, FSB:
Floating Rate Medium-Term Notes	$1.0
American Express Receivables Financing Corp V LLC:
Floating Rate Senior and Subordinated Notes	$1.2
American Express Credit Account Master Trust:
Trust Investor Certificates (off-balance sheet)	$5.4

Compared to the 2004 long-term funding activity, the long-term debt issues in 2005 have longer average maturities and a wider distribution along the maturity spectrum to reduce and spread out the refinancing requirement in future periods.

In 2006, the Company along with its subsidiaries, Credco, Centurion Bank and FSB, as well as through its securitization trusts, expects to issue approximately $24 billion in medium- and long-term debt to fund business growth and refinance a portion of maturing medium-and long-term debt. The Company expects that its planned funding during the next year will be met through a combination of sources similar to those on which it currently relies. However, the Company continues to assess its needs and investor demand and may change its funding mix. The Company’s funding plan is subject to various risks and uncertainties, such as disruption of financial markets, market capacity and demand for securities offered by the Company, regulatory changes, ability to sell receivables and the performance of receivables previously sold in securitization transactions. Many of these risks and uncertainties are beyond the Company’s control.

The Company also maintains contingent liquidity resources for alternative funding sources principally through an investment liquidity portfolio discussed below. In addition, as of December 31, 2005, Credco had the ability to issue approximately $3 billion of debt securities under shelf registration statements filed with the Securities and Exchange Commission (SEC).

The Company believes that its funding strategy allows for the continued funding of business operations through difficult economic, financial market and business conditions.

The Company’s funding strategy is designed to maintain high and stable debt ratings from the major credit rating agencies, Moody’s, Standard & Poor’s and Fitch Ratings. Maintenance of high and stable debt ratings is critical to ensuring the Company has continuous access to the capital and credit markets. It also enables the Company to reduce its overall borrowing costs. At December 31, 2005, its debt ratings were as follows:

	Moody’s	Standard & Poor’s	Fitch Ratings
Short-term	P-1	A-1	F1
Senior unsecured	A1	A+	A+

The Company actively manages the risk of liquidity and cost of funds resulting from the Company’s financing activities. Management believes a decline in the Company’s long-term credit rating by two levels could result in the Company having to significantly reduce its commercial paper and other short-term borrowings. Remaining borrowing requirements would be addressed through other means such as the issuance of long-term debt, additional securitizations, increased deposit taking, the sale of investment securities or drawing on existing credit lines. This would result in higher interest expense on the Company’s commercial paper and other debt, as well as higher fees related to unused lines of credit. The Company believes a two level downgrade is highly unlikely due to its capital position and growth prospects.

Parent Company Funding

Total Parent Company long-term debt outstanding was $5.2 billion and $5.7 billion at December 31, 2005 and 2004, respectively. At December 31, 2005 and 2004, the Parent Company had $4.3 billion of debt or equity securities available for issuance under shelf registrations filed with the SEC.

The Board of Directors authorized a Parent Company commercial paper program. This program would be supported by a $2.1 billion multi-purpose committed bank credit facility that expires incrementally through 2009. There was no Parent Company commercial paper outstanding during 2005 and 2004, and no borrowings have been made under its bank credit facility.

Asset Securitizations

The Company periodically securitizes cardmember receivables and loans arising from its card business. The securitization market provides the Company with cost-effective funding. Securitization of cardmember receivables and loans is accomplished through the transfer of those assets to a trust, which in turn issues securities to

Financial Review

AXP/AR.2005

[37]

third-party investors collateralized by the transferred assets. The proceeds from issuance are distributed to the Company, through its wholly-owned subsidiaries, as consideration for the transferred assets. Securitization transactions are accounted for as either a sale or secured borrowing, based upon the structure of the transaction.

Securitization of cardmember receivables generated under designated consumer charge card accounts is accomplished through the transfer of cardmember receivables to the Charge Trust, beginning in 2005 when the trust was established, or the American Express Master Trust (AEMT), in periods prior to July 2005. AEMT was dissolved during the third quarter of 2005. Securitizations of these receivables are accounted for as secured borrowings because the Charge Trust and AEMT are not qualifying special purpose entities (QSPE). Accordingly, the related assets being securitized are not accounted for as sold and continue to be reported as owned assets on the Company’s Consolidated Balance Sheets. The related securities issued to third-party investors are reported as long-term debt on the Company’s Consolidated Balance Sheets. As of December 31, 2005 and 2004, the Charge Trust and AEMT held total assets of $9.9 billion and $7.4 billion, respectively.

Securitization of cardmember loans generated under designated consumer lending accounts is accomplished through the transfer of cardmember loans to a QSPE, the Lending Trust. Securitizations of loans transferred to the Lending Trust are accounted for as sales. Accordingly, the Company removes the loans from its Consolidated Balance Sheets and recognizes both a gain on sale and other retained interests in the securitization as discussed below. As of December 31, 2005 and 2004, the Lending Trust held total assets of $28.9 billion and $24.7 billion, respectively, of which $21.2 billion and $20.3 billion, respectively, had been sold.

The Company’s continued involvement with the securitized cardmember loans includes the process of managing and servicing the securitized loans through its subsidiary, TRS, for which it earns a fee. In addition, the Company, through its subsidiaries, maintains an undivided, pro-rata interest in all loans transferred (or sold), which is referred to as seller’s interest, and is generally equal to the balance of the loans in the Lending Trust less the investors’ portion of those assets. As the amount of the loans in the Lending Trust fluctuates due to customer payments, new charges and credit losses, the carrying amount of the seller’s interest will vary. However, the seller’s interest is required to be maintained at a minimum level of 7 percent of the outstanding invested amount in the Lending Trust. As of December 31, 2005, the amount of seller’s interest was approximately 25 percent of outstanding invested amount, well above the minimum requirement.

The Company also retains subordinated interests in the securitized loans. Such interests include one or more investments in tranches of the securitization and an interest-only strip. As of December 31, 2005 and 2004, the fair value of the subordinated retained interests was $279 million and $315 million, respectively.

Under the respective terms of the Lending Trust and the Charge Trust agreements, the occurrence of certain events could result in either trust being required to paydown the investor certificates and notes before their expected payment dates over an early amortization period. An example of such an event is, for either trust, the failure of the securitized assets to generate specified yields over a defined period of time.

No such events have occurred during 2005 and 2004, and the Company does not expect an early amortization trigger event to occur prospectively. In the event of a paydown of the Lending Trust, $21.2 billion of assets would revert to the balance sheet and an alternate source of funding of a commensurate amount would have to be obtained. Had a total paydown of the Lending Trust hypothetically occurred at a single point in time at December 31, 2005, the cumulative negative effect on results of operations would have been approximately $751 million pretax to re-establish reserves and to derecognize the retained interests related to these securitizations that would have resulted when the securitized loans reverted back onto the balance sheet.

Virtually no financial statement impact would occur from a paydown of the Charge Trust, but an alternate source of funding for the $1.2 billion of securities outstanding at December 31, 2005 would have to be obtained.

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

Financial Review

AXP/AR.2005

[38]

monthly basis. Such alternative arrangements include obtaining appropriate guarantees for the performance of the payment and deposit obligations of TRS, as servicer.

No officer, director or employee holds any equity interest in the trusts or receives any direct or indirect compensation from the trusts. The trusts in the Company’s securitization programs do not own stock of the Company or the stock of any affiliate. Investors in the securities issued by the trusts have no recourse against the Company if cash flows generated from the securitized assets are inadequate to service the obligations of the trusts.

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

The Company believes that its existing sources of funding provide sufficient depth and breadth to meet normal operating needs. In addition, alternative liquidity sources are available, mainly in the form of the liquidity portfolio, securitizations of cardmember receivables and loans and committed bank credit facilities, to provide uninterrupted funding over a twelve-month period should access to unsecured debt sources become impaired.

Liquidity Portfolio

During the normal course of business, funding activities may raise more proceeds than are necessary for immediate funding needs. These amounts are invested principally in short-term overnight, highly liquid instruments. In addition, in the fourth quarter of 2003, the Company began a program to develop a liquidity portfolio in which proceeds raised from such borrowings are invested in longer term, highly liquid instruments, such as U.S. Treasury securities. At December 31, 2005, the Company held $5.0 billion of U.S. Treasury notes under this program.

The invested amounts of the liquidity portfolio provide back-up liquidity, primarily for the commercial paper program at Credco, and also flexibility for other short-term funding programs at Centurion Bank and FSB. Instruments held within this program will be of the highest credit quality and most liquid of investment instruments available. The Company can easily sell these securities or enter into sale/repurchase agreements to immediately raise cash proceeds to meet liquidity needs.

Committed Bank Credit Facilities

The Company maintained committed bank credit facilities with 43 large financial institutions totaling $13.4 billion, of which $3.3 billion was outstanding under these facilities. During 2005, the Company renewed and extended a total of $7 billion of these credit line facilities. Credco has the right to borrow a maximum amount of $12.6 billion (including amounts outstanding) under these facilities, with a commensurate maximum $2.1 billion reduction in the amount available to the Parent Company. The Company’s facilities expire as follows (billions): 2006, $2.0; 2009, $6.4; and 2010, $5.0.

The availability of the credit lines is subject to the Company’s compliance with certain financial covenants, including the maintenance by the Company of consolidated tangible net worth of at least $4.1 billion ($9.0 billion prior to the spin-off of Ameriprise), the maintenance by Credco of a 1.25 ratio of combined earnings and fixed charges to fixed charges, and the compliance by Centurion Bank and FSB with applicable regulatory capital adequacy guidelines. At December 31, 2005, the Company’s consolidated tangible net worth was approximately $9.2 billion, Credco’s ratio of combined earnings and fixed charges to fixed charges was 1.41 and Centurion Bank and FSB each exceeded the Federal Deposit Insurance Corporation’s well-capitalized regulatory capital adequacy guidelines.

Committed bank credit facilities do not contain material adverse change clauses, which may preclude borrowing under the credit facilities. The facilities may not be terminated should there be a change in the Company’s credit rating.

In addition, TRS, Centurion Bank, Credco, American Express Overseas Credit Corporation Limited, a wholly-owned subsidiary of Credco, and American Express Bank Ltd. have established a program for the issuance, outside the United States, of debt instruments to be listed on the Luxembourg Stock Exchange. The maximum aggregate principal amount of debt instruments outstanding at any one time under the program cannot exceed $6.0 billion. At December 31, 2005 and 2004, $3.1 billion and $3.4 billion of debt, respectively, were outstanding under this program.

Financial Review

AXP/AR.2005

[39]

Contingent Liquidity Planning

The Company has developed a contingent funding plan that enables it to meet its daily funding obligations when access to unsecured funds in the debt capital markets is impaired or unavailable. This plan is designed to ensure that the Company and all of its main operating entities could continuously maintain normal business operations for a twelve-month period in which its access to unsecured funds is interrupted. In addition, the Company maintains substantial flexibility to reduce its operating cash uses, such as through its share repurchase program, and the delay or deferment of certain operating expenses.

The funding sources that would be relied upon depend on the exact nature of such a hypothetical liquidity crisis; nonetheless, the Company’s liquidity sources are designed with the goal of ensuring there is sufficient cash on hand to fund business operations over a twelve month period regardless of whether the liquidity crisis was caused by an external, industry or Company specific event. The contingent funding plan also addresses operating flexibilities in quickly making these funding sources available to meet all financial obligations. The simulated liquidity crisis is defined as a sudden and unexpected event that temporarily impairs access to or makes unavailable funding in the unsecured debt markets. The contingent funding plan includes access to diverse sources of alternative funding. Such sources include but are not limited to its liquidity investment portfolio, committed bank lines, intercompany borrowings, sale of consumer and small business loans and cardmember receivables through its existing securitization programs and sale of other eligible receivables. The Company estimates that, under a worst case liquidity crisis scenario, it has in excess of $37.6 billion in alternate funding sources available to cover cash needs over the first 60 days after a liquidity crisis has occurred.

Contingent Securitization Capacity

A key source in the Company’s contingent funding plan is asset securitization. Management expects that $27.2 billion of additional consumer loans, small business loans and cardmember receivables could be sold to existing securitization trusts. The Company has added, through the establishment of the Charge Trust, the capabilities to sell a wider variety of cardmember receivable portfolios to further enhance the Company’s flexibility in accessing diverse funding sources on a contingency basis.

The Company believes that the securitized financing would be available even through adverse conditions due to the structure, size and relative stability of the securitization market. Proceeds from secured financings completed during a liquidity crisis could be used to meet current obligations, to reduce or retire other contingent funding sources such as bank credit lines, or a combination of the two. However, other factors affect the Company’s ability to securitize loans and receivables, such as credit quality of the assets and the legal, accounting, regulatory and tax environment for securitization transactions. Material changes in any of these factors may potentially limit the Company’s ability to securitize its loans and receivables and could introduce certain risks to the Company’s ability to meet its financial obligations. In such a case, the use of investment securities, asset dispositions, asset monetization strategies and flexibility to reduce operating cash needs could be utilized to meet its liquidity needs.

Off-Balance Sheet Arrangements and Contractual Obligations

The Company has identified both on- and off-balance sheet transactions, arrangements, obligations and other relationships that may have a material current or future effect on its financial condition, changes in financial condition, results of operations or liquidity and capital resources.

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

Financial Review

AXP/AR.2005

[40]

	Payments due by year
(Millions)	Total	2006	2007–2008	2009–2010	2011 and thereafter
On-Balance Sheet:
Long-term debt	$30,781	$5,384	$11,430	$9,877	$4,090
Other long-term liabilities	4,815	1,617	1,187	816	1,195
Off-Balance Sheet:
Lease obligations	2,172	229	385	272	1,286
Purchase obligations(a)	3,523	1,508	1,413	596	6

Total	$41,291	$8,738	$14,415	$11,561	$6,577

(a)	The purchase obligation amounts include expected spend by period under contracts that were in effect at December 31, 2005. Minimum contractual payments associated with purchase obligations, including termination payments, were $360 million.

The Company also has certain contingent obligations for worldwide business arrangements. These payments relate to contractual agreements with partners entered into as part of the ongoing operation of the Company’s business, primarily with co-brand partners. The contingent obligations under such arrangements were $3.3 billion as of December 31, 2005.

In addition to the off-balance sheet contractual obligations noted above, the Company has off-balance sheet arrangements that include guarantees, retained interests in structured investments, unconsolidated variable interest entities and other off-balance sheet arrangements as more fully described below.

Guarantees

The Company’s principal guarantees are associated with cardmember services provided to enhance the value of owning an American Express card. At December 31, 2005, the Company had guarantees totaling approximately $97 billion related to cardmember protection plans, as well as other guarantees in the ordinary course of business that are within the scope of Financial Accounting Standards Board (FASB) Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). Expenses relating to actual claims under these guarantees for 2005 and 2004 were approximately $15 million and $20 million, respectively.

The Company had $1.1 billion of bank standby letters of credit and bank guarantees and other letters of credit within the scope of FIN 45. At December 31, 2005, the Company held approximately $936 million of collateral supporting standby letters of credit and guarantees. Additionally, at December 31, 2005 the Company had $493 million of loan commitments and other lines of credit as well as $529 million of bank standby letters of credit, bank guarantees and bank commercial and other bank letters of credit that were outside the scope of FIN 45. At December 31, 2005, the Company held $337 million of collateral supporting these bank, commercial and other letters and lines of credit.

See Note 11 to the Consolidated Financial Statements for further discussion regarding the Company’s guarantees.

Retained Interests In Assets Transferred To Unconsolidated Entities

The Company held, as an investment, $70 million of subordinated retained interests from securitizations and $209 million of an interest-only strip in the cardmember loan securitization trust at December 31, 2005. See the Consolidated Liquidity and Capital Resources section and Note 5 to the Consolidated Financial Statements for details regarding the Company’s securitization trusts.

Certain Other Off-Balance Sheet Arrangements

At December 31, 2005, the Company had approximately $213 billion of unused credit available to cardmembers, as part of established lending product agreements. Total unused credit available to cardmembers does not represent potential future cash requirements as a significant portion of this unused credit will likely not be drawn. The Company’s charge card products have no pre-set limit and, therefore, are not reflected in unused credit available to cardmembers. As discussed in the Consolidated Liquidity and Capital Resources section, the Company’s securitizations of cardmember loans are also off-balance sheet. The Company’s cardmember receivables securitizations remain on the Consolidated Balance Sheets.

See Note 11 to the Consolidated Financial Statements for further discussion regarding the Company’s other off-balance sheet arrangements.

Financial Review

AXP/AR.2005

[41]

Risk Management

Introduction

Risk management is a key lever in driving profitable growth at the Company. By creating transparent limits on risk exposures, optimizing investment decision-making and identifying unacceptable risks, risk management plays a fundamental role in the Company’s efforts to create shareholder value.

In addition to business risk, the Company recognizes three fundamental sources of risk:

•	Credit Risk,

•	Market Risk, and

•	Operational Risk.

These risk types are interrelated and span the Company’s business units and geographic locations. Given the nature and scope of these risks, the Company believes in centrally managing them at an enterprise level. Further, management has adopted well-defined principles regarding credit, market and operational risk to guide the Company’s business strategy and achieve long-term shareholder objectives. The Company views underwriting credit risk as a significant lever in driving profitable growth. Market risk is hedged or managed within established parameters to sustain such earnings growth, while operational risk arising from the Company’s business activities is carefully monitored to maintain it within acceptable limits.

Principles

The implementation of the Company’s risk management objectives is based on the following three principles:

•	Independence of risk management oversight;

•	Management of risk exposures through Board-approved risk limits; and

•	Ultimate business ownership for risk-return decision making.

The Company’s risk management leaders partner with business unit managers in making risk-return decisions by utilizing standardized risk metrics with predictable outcomes. The measurement and reporting of these risks are performed independently by risk management leaders. However, business unit managers ultimately remain accountable for the outcome of risk-return decisions within these established limits.

Governance

Risk management governance at the Company begins with Board oversight of risk management parameters. The Board’s Audit Committee approves the Company’s risk management objectives, as well as major risk limits, policies and key process controls. Supporting the Board in its oversight function is the Global Leadership Team (GLT) and the Enterprise Risk Management Committee (ERMC). In addition to risk-return decision-making, the GLT works with the ERMC to increase awareness throughout the Company of risk-return tradeoffs on a daily basis. The ERMC leads the Company’s overall risk management activities by measuring and monitoring enterprise-wide risk, and establishing enterprise-wide risk management policies and practices.

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

Roles and Responsibilities

The ERMC is chaired by the Company’s Chief Risk Officer. Given the key role of credit risk in the Company business model, credit officers responsible for (i) cardmember credit risk management services, (ii) the centralized functional responsibilities for worldwide card fraud and information management, and (iii) banking services, all report directly to the Chief Risk Officer. In addition, as the Chair of the ERMC, the Chief Risk Officer is also responsible for managing and controlling overall credit, market and operational risk exposures throughout the Company.

In addition to the Chief Risk Officer, the ERMC is composed of:

•	The senior risk leaders responsible for enterprise-wide market and operational risk (including Internal Audit);

•	The enterprise-wide leaders of compliance, controllership and technologies; and

•	The senior risk leaders of the Company’s three operating segments: U.S. Card Services, International Card & Global Commercial Services and Global Network & Merchant Services.

Financial Review

AXP/AR.2005

[42]

As the most senior risk management entity, the ERMC draws on its significant enterprise-wide risk expertise to analyze risk comprehensively and determine acceptable risk thresholds across the Company.

In order to enhance its enterprise-wide risk assessment, the ERMC continues to upgrade risk management capabilities in order to better measure, manage and transparently report on risk concentrations. The ERMC also launches focused risk management initiatives to assess the drivers of significant exposures.

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

Consumer Credit Risk

Consumer credit risk arises principally from the Company’s portfolio of cardmember receivables and loans. Since such portfolio consists of millions of borrowers across multiple geographies, occupations and social segments, its risk is substantially reduced through diversification. In addition, the Company benefits from the fact that the credit profile of its cardmembers is better than that of its many competitors, which is a combined result of its underwriting and customer management policy and of reward programs and other incentives embedded in the structure of the Company’s products. The level of consumer credit risk losses is more driven by general economic and legal conditions than by borrower-specific events.

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

In addition to the impact of improved risk management processes, the Company’s overall consumer credit performance has also benefited from the shifting mix of the portfolio towards products that reward the customer for spending. Rewards attract higher spending from premium customers, which in turn leads to lower credit loss rates.

While consumer credit risk indicators have continued to show steady progress, the Company’s objective of driving profitable growth may be accomplished by the launch of new products or of existing products in new markets, which may exhibit higher loss rates.

The asset quality of the consumer portfolio is discussed in U.S. Card Services’ Results of Operations section.

Institutional Credit Risk

Institutional credit risk arises within the Company’s corporate card, large establishment services and network services businesses. Unlike consumer credit risk, institutional credit risk is characterized by a lower loss frequency but higher severity that, although affected by general economic conditions, is generally linked to more borrower-specific events. The Company’s senior risk officers recognize that the absence of large losses in any given year or over several years is not representative of the risk of an institutional portfolio, given the infrequency of loss events in such a portfolio.

In 2005, the ERMC executed a major project to upgrade risk management practices relating to institutional credit risk exposures. This project delivered a set of guidelines and escalation procedures for scrutinizing institutional exposures based on the size and risk of Company exposures. The ERMC enhanced its infrastructure for gathering, classifying, quantifying and distributing its institutional credit exposure data so as to embed it in all decision-making throughout the Company.

Financial Review

AXP/AR.2005

[43]

Additionally, a specific airline risk group was created in order to ensure these institutional relationships, which have become a key component of the Company’s spend-centric business model, are appropriately assessed as to their risk.

Market Risk Management Process

Market risk represents the loss in value of portfolios and financial instruments due to adverse changes in market variables. The Company’s non-trading related market risk consists of:

•	Interest rate risk in its card, insurance and certificate businesses; and

•	Foreign exchange risk in its international operations.

Market risk is centrally managed by the corporate treasurer who also acts as the Vice Chairman of the ERMC. Within each business, market risk exposures are monitored and managed by various asset liability committees within the parameters of Board-approved policies covering derivative financial instruments, funding and investments. With respect to derivative financial instruments, the value of such instruments is derived from an underlying variable or multiple variables, including commodity, equity, foreign exchange and interest rate indices or prices. These instruments enable the end users to increase, reduce or alter exposure to various market risks and, as such, are an integral component of the Company’s market risk and related asset liability management strategy and processes. Use of derivative financial instruments is incorporated into the discussion below as well as Note 10 to the Consolidated Financial Statements.

Market exposure is a byproduct of the delivery of products and services to cardmembers. Interest rate risk is generated by funding cardmember charges and fixed rate loans with variable rate borrowings. Such assets and liabilities generally do not create naturally offsetting positions as it relates to basis, re-pricing, or maturity characteristics. By using derivative financial instruments, such as interest rate swaps, the interest rate profile can be adjusted to maintain and manage a desired profile. A portion of interest rate risk exposure usually remains unhedged, to enable the Company to take a view on interest rate changes. In addition, foreign exchange risk is generated by cardmember cross-currency charges, foreign currency denominated balance sheet exposures and foreign currency earnings in international units. The Company hedges this market exposure to the extent it is economically justified through various means including the use of derivative financial instruments, such as foreign exchange forward and cross-currency swap contracts, which can help “lock in” the Company’s exposure to specific currencies at a specified rate. As a general matter, virtually all foreign exchange risk arising from cardmember cross-currency charges, foreign currency balance sheet exposures and foreign currency earnings is risk managed to reduce the Company’s exposure to currency rate fluctuations.

For the Company’s charge card and fixed rate lending products interest rate exposure is managed through a combination of shifting the mix of funding toward fixed rate debt and through the use of derivative instruments, with an emphasis on interest rate swaps, that effectively fix interest expense for the length of the swap. The Company endeavors to lengthen the maturity of interest rate hedges in periods of falling interest rates and to shorten their maturity in periods of rising interest rates. For the majority of its cardmember loans, which are linked to a floating rate base and generally reprice each month, the Company uses floating rate funding. The Company regularly reviews its strategy and may modify it. Non-trading interest rate derivative financial instruments, primarily interest rate swaps, with notional amounts of approximately $22 billion and $38 billion were outstanding at December 31, 2005 and 2004, respectively. These derivatives generally qualify for hedge accounting. A portion of these derivatives outstanding as of December 31, 2005 extend to 2015.

The detrimental effect on the Company’s pretax earnings of a hypothetical 100 basis point increase in interest rates would be approximately $180 million ($158 million related to the U.S. dollar), based on the 2005 year-end positions. This effect, which is calculated using a static asset liability gapping model to quantify the impact of a 100 basis point shift, is primarily a function of the extent of variable rate funding of charge card and fixed rate lending products, to the degree that interest rate exposure is not managed by derivative financial instruments.

The Company’s foreign exchange risk arising from cross-currency charges and balance sheet exposures, foreign currency earnings and translation exposure of foreign operations is managed primarily by entering into agreements to buy and sell currencies on a spot or forward basis as well as foreign currency options. At December 31, 2005 and 2004, foreign currency products with total notional amounts of approximately $30 billion and $37 billion, respectively were outstanding. Derivative hedging activities related to cross-currency charges,

Financial Review

AXP/AR.2005

[44]

balance sheet exposures and foreign currency earnings generally do not qualify for hedge accounting. Derivative hedging activities related to translation exposure of foreign operations generally qualify for hedge accounting.

With respect to cross-currency charges and balance sheet exposures, including related foreign exchange forward contracts outstanding, the effect on the Company’s earnings of a hypothetical 10 percent change in the value of the U.S. dollar would be immaterial as of December 31, 2005. With respect to foreign currency earnings, the adverse impact on pretax income of a 10 percent strengthening of the U.S. dollar related to anticipated overseas operating results for the next twelve months, including related foreign exchange option contracts entered into in January 2006, would hypothetically be $65 million as of December 31, 2005. With respect to translation exposure of foreign operations, including related foreign exchange forward contracts outstanding, a 10 percent change in the U.S. dollar would result in a $12 million reduction in equity as of December 31, 2005.

In conjunction with its international banking operations, the Company also uses derivative financial instruments to manage market risk related to specific interest rate, foreign exchange and price risk exposures arising from deposits, loans and debt and equity securities holdings as well as its limited trading positions, discussed below. At December 31, 2005 and 2004, interest rate products related to trading and non-trading positions with notional amounts totaling approximately $17 billion and $12 billion, respectively, were outstanding. Additionally, equity products related to trading and non-trading positions with notional amounts of $740 million and $582 million, respectively, were outstanding at December 31, 2005 and 2004. These derivatives generally do not qualify for hedge accounting.

As noted, market risk arises from the international banking trading activities in foreign exchange (both directly through daily exchange transactions as well as through foreign exchange derivatives), interest rate derivatives (primarily swaps), equity derivatives and securities trading. Proprietary positions taken in foreign exchange instruments, interest rate risk instruments and the securities portfolios are monitored daily against Value-at-Risk (VaR) limits. The VaR methodology used to measure the daily exposure from trading activities is calculated using a parametric technique using a correlation matrix based upon historical data.

The VaR measure uses a 99 percent confidence interval to estimate potential trading losses over a one-day period. The average VaR for trading activities was less than $1 million for both 2005 and 2004.

Operational Risk Management Process

The Company defines operational risk as the risk of not achieving business objectives due to failed processes, people or information systems, or from the external environment (e.g., natural disasters). The Company recognizes that operational risk is inherent in all business activities and can impact an organization through direct or indirect financial loss, brand or reputational damage, customer dissatisfaction, or legal or regulatory penalties.

The management of operational risk is an important priority for the Company. To mitigate such operational risks, the Company has developed a comprehensive operational risk program that enables the identification, measurement, monitoring and reporting of inherent and emerging operational risks. During 2005, this program, utilizing the same process risk self assessment methodology used to facilitate compliance with Section 404 of the Sarbanes Oxley Act, has been extended to non-financial operational risk self assessments. An operational risk management reporting process that provides business unit leaders with operational risk information on a quarterly basis to help them assess the overall operational risks of their business unit has also been implemented. These initiatives have resulted in improved operational risk intelligence and a heightened level of preparedness to manage operational risk events and conditions that may adversely impact the Company’s operations.

The Company’s operational risk governance structure includes an Operational Risk Management Committee, which is responsible for maintaining the operational risk framework and related policies and for overseeing the implementation of the Company’s operational risk program. The Committee is chaired by the Chief Operational Risk Officer and Vice Chairman of the ERMC and has member representation from business units and support groups. The business units have the responsibility for implementing the framework as well as the day-to-day management of operational risk, creating a partnership that ensures close monitoring and increasing awareness for operational risk.

Financial Review

AXP/AR.2005

[45]

Business Segment Results

Effective September 30, 2005, the Company realigned its segment presentation to reflect the spin-off of Ameriprise. The new segments are: U.S. Card Services, International Card & Global Commercial Services, Global Network & Merchant Services, and Corporate & Other.

Results of the business segments reflect essentially each segment as a stand-alone business. The management reporting process that derives these results allocates income and expense using various methodologies as described below.

Revenues

The Company applies a transfer pricing methodology for the allocation of discount revenue and certain other revenues between segments. Discount revenue is earned by segments based on the volume of merchant business generated by cardmembers at predetermined rates. Within the U.S. Card Services and International Card & Global Commercial Services segments, discount revenue reflects the issuer component of the overall discount rate and within the Global Network & Merchant Services segment, discount revenue reflects the network component of the overall discount rate. Net finance charge revenue and net card fees are directly attributable to the segment in which they are reported.

Expenses

Marketing, promotion, rewards and cardmember services expenses are reflected in each segment based on actual expenses incurred within the segment, with the exception of brand advertising, which is reflected in the Global Network & Merchant Services segment. The provision for losses reflects credit-related expenses as incurred within each segment.

Human resources and other expenses reflect expenses incurred directly within each segment as well as expenses related to the Company’s support services, which are allocated to each segment based on support service activities directly attributable to the segment. Other overhead expenses are allocated to segments based on each segment’s level of pretax income. Financing requirements are managed on a consolidated basis. Funding costs are allocated to segments based on segment funding requirements.

Capital

Each business segment is allocated capital based on business model operating requirements, risk measures and regulatory capital requirements. Business model requirements include capital needed to support operations and specific balance sheet items. The risk measures include considerations for credit, market and operational risk. Regulatory capital requirements include the capital amounts defined for well-capitalized financial institutions.

Income Taxes

Income tax provision (benefit) is allocated to each business segment based on the effective tax rates applicable to various businesses that comprise the segment.

As discussed more fully below, U.S. Card Services’ and International Card & Global Commercial Services’ results are presented on a managed basis and Global Network & Merchant Services’ and Corporate & Other results are presented on a basis consistent with GAAP.

U.S. Card Services

Differences between GAAP and Managed Basis Presentation

The Company presents certain information on a managed basis because that is the way the Company’s management views and manages the business.

For U.S. Card Services, managed basis means the presentation assumes there have been no securitization transactions, i.e., all securitized cardmember loans and related income effects are reflected as if they were in the Company’s balance sheets and income statements, respectively. Management believes that a full picture of trends in the Company’s cardmember lending business can only be derived by evaluating the performance of both securitized and non-securitized cardmember loans. Asset securitization is just one of several ways for the Company to fund cardmember loans. Use of a managed basis presentation, including non-securitized and securitized cardmember loans, presents a more accurate picture of the key dynamics of the cardmember lending business, avoiding distortions due to the mix of funding sources at any particular point in time. The Company does not currently securitize international loans.

U.S. Card Services’ owned portfolio (i.e., on-balance sheet) is primarily comprised of cardmember receivables generated by the Company’s charge card products and unsecuritized cardmember loans. The Company securitizes cardmember loans as part of its financing strategy; consequently, the level of unsecuritized cardmember loans is primarily a function of the Company’s financing requirements. Delinquency, reserve coverage and net write-off rates have historically been broadly comparable between the Company’s owned and managed portfolios.

Financial Review

AXP/AR.2005

[46]

On a GAAP basis, results reflect net securitization income, which is comprised of the non-credit provision components of the net gains and charges from securitization activities, the amortization and related impairment charges, if any, of the interest-only strip, excess spread related to securitized loans, net finance charge revenue on retained interests in securitized loans, and servicing income, net of related discounts or fees. Excess spread, which is the net positive cash flow from interest and fee collections allocated to the investor’s interests after deducting the interest paid on investor certificates, credit losses, contractual servicing fees and other expenses is recognized in securitization income as it is earned. See Selected Statistical Information below for data relating to U.S. Card Services’ owned loan portfolio.

During 2005, 2004 and 2003, U.S. Card Services recognized net gains, including the credit components, of $21 million ($14 million after-tax), $26 million ($17 million after-tax) and $124 million ($81 million after-tax), respectively, from net securitization activities. In 2005, the net gains consisted of $181 million of income from the securitization of $5.4 billion of cardmember loans, including the impact of the related credit reserves on the sold loans. This amount was partially offset by $160 million of charges related to the maturity of $4.5 billion of previously outstanding issuances. In 2004, the net gains consisted of $230 million of income from the securitization of $3.9 billion of cardmember loans, including the impact of the related credit reserves on the sold loans, and the sale of $1.4 billion of certain retained interests from previous securitization activities. This amount was partially offset by $204 million of charges related to the maturity of $3.0 billion of securitizations and changes in interest-only strip assumptions.

Management views any net gains from securitizations as discretionary benefits to be used for card acquisition expenses, which are reflected in both marketing, promotion, rewards and cardmember services and other operating expenses. Consequently, the managed basis presentation for 2005, 2004 and 2003 assumes that the impact of this net activity was offset by higher marketing, promotion, rewards and cardmember services expenses of $13 million, $16 million and $74 million, respectively, and other operating expenses of $8 million, $10 million and $50 million, respectively. Accordingly, the incremental expenses, as well as the impact of this net activity, have been eliminated in the managed basis presentations.

The managed basis presentation for U.S. Card Services also reflects an increase to interest income recorded to enable management to evaluate tax exempt investments on a basis consistent with taxable investment securities. On a GAAP basis, interest income associated with tax exempt investments is recorded based on amounts earned. Accordingly, information presented on a managed basis assumes that tax exempt securities earned income at rates as if the securities produced taxable income with a corresponding increase in the provision for income taxes.

Financial Review

AXP/AR.2005

[47]

The following table reconciles the GAAP basis for certain U.S. Card Services income statement line items to the managed basis information, where different.

Years Ended December 31,	GAAP Basis			Securitization Effect			Tax Equivalent Effect			Managed Basis
(Millions)	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
Revenues:
Discount revenue, net card fees and other	$8,897	$7,893	$7,102	$210	$210	$193	$226	$228	$228	$9,333	$8,331	$7,523
Cardmember lending:
Finance charge revenue	2,408	1,776	1,574	2,692	2,222	2,172				5,100	3,998	3,746
Interest expense	616	406	303	739	384	317				1,355	790	620

Net finance charge revenue	1,792	1,370	1,271	1,953	1,838	1,855				3,745	3,208	3,126
Securitization income, net	1,260	1,132	1,105	(1,260)	(1,132)	(1,105)				—	—	—

Total revenues	11,949	10,395	9,478	903	916	943	226	228	228	13,078	11,539	10,649

Expenses:
Marketing, promotion, rewards and cardmember services	3,911	3,325	2,644	(13)	(16)	(74)				3,898	3,309	2,570
Provision for losses	1,676	1,508	1,481	924	942	1,067				2,600	2,450	2,548
Human resources and other operating expenses	3,763	3,422	3,397	(8)	(10)	(50)				3,755	3,412	3,347

Total expenses	9,350	8,255	7,522	$903	$916	$943				10,253	9,171	8,465

Pretax segment income	2,599	2,140	1,956				226	228	228	2,825	2,368	2,184
Income tax provision	765	622	558				$226	$228	$228	$991	$850	$786

Segment income	$1,834	$1,518	$1,398

Financial Review

AXP/AR.2005

[48]

Selected Statistical Information

Years Ended December 31, (Billions, except percentages and where indicated)	2005	2004	2003
Card billed business	$292.8	$251.7	$214.7
Total cards-in-force (millions)	37.5	35.0	32.7
Basic cards-in-force (millions)	27.7	25.7	24.0
Average basic cardmember spending (dollars)	$10,996	$10,118	$9,054
U.S. Consumer Travel
Travel sales	$1.9	$1.5	$1.2
Travel commissions and fees/sales	8.7%	8.9%	8.6%
Worldwide Travelers Cheque and prepaid products:
Sales	$19.7	$19.9	$19.2
Average outstanding	$7.1	$7.0	$6.6
Average investments	$7.8	$7.5	$7.1
Investment yield(a)	5.1%	5.4%	5.4%
Tax equivalent yield — managed(a)	7.9%	8.4%	8.4%
Total segment assets	$70.3	$58.3	$53.0
Segment capital	$5.1	$4.5	$3.7
Return on segment capital	39.3%	38.2%	39.1%

Cardmember receivables:
Total receivables	$19.2	$17.4	$16.1
90 days past due as a % of total	1.8%	2.0%	2.2%
Net loss ratio as a % of charge volume	0.30%	0.30%	0.34%

Cardmember lending — owned basis:
Total loans	$24.8	$19.6	$17.7
30 days past due loans as a % of total	2.3%	2.4%	2.6%
Average loans	$21.0	$17.9	$16.4
Net write-off rate	3.9%	3.9%	5.0%
Net finance charge revenue/average loans	8.5%	7.7%	7.8%

Cardmember lending — managed basis:
Total loans	$46.0	$39.9	$37.0
30 days past due loans as a % of total	2.3%	2.5%	2.7%
Average loans	$41.5	$37.3	$35.2
Net write-off rate	4.1%	4.3%	5.2%
Net finance charge revenue/average loans	9.0%	8.6%	8.9%

(a)	Investment yield represents earnings on certain tax-exempt securities. The tax equivalent yield — managed represents earnings on such tax-exempt securities as if it had been earned on a taxable basis and assumes an income tax rate of 35 percent.

Results of Operations for the Three Years Ended December 31, 2005

The following discussion of U.S. Card Services’ segment results of operations is presented on a managed basis. U.S. Card Services reported segment income of $1.8 billion in 2005, a 21 percent increase from $1.5 billion in 2004, which increased 9 percent from 2003.

Revenues

In 2005, U.S. Card Services’ revenues increased 13 percent to $13.1 billion primarily due to higher discount revenue, net card fees and other, and increased cardmember lending net finance charge revenue. Discount revenue, net card fees and other of $9.3 billion in 2005, rose 12 percent from 2004, largely due to increases in billed business volumes. The 16 percent increase in billed business in 2005 reflected a 9 percent increase in spending per proprietary basic card and a 7 percent growth in cards-in-force. Within the U.S. consumer business, billed business grew 15 percent and small business volumes rose 20 percent in 2005. Cardmember lending net finance charge revenue of $3.7 billion in 2005 rose 17 percent compared to 2004, primarily due to 11 percent growth in average lending balances and a higher portfolio yield. Revenues of $11.5 billion in 2004 were 8 percent higher than 2003 as a result of increased discount revenues, net card fees and other, and cardmember lending net finance charge revenue.

Expenses

During 2005, U.S. Card Services’ expenses increased 12 percent to $10.3 billion, primarily due to higher marketing, promotion, rewards and cardmember services expenses, greater human resources expenses and other operating expenses and higher provisions for losses. Expenses in 2005 included $10 million in aggregate reengineering charges principally relating to the restructuring of travel operations. These charges represent employee severance obligations and are included in human resources expense. Expenses in 2004 of $9.2 billion were 8 percent higher than 2003 primarily due to higher marketing, promotion, rewards and cardmember services, greater human resources expenses and other operating expenses, partially offset by reduced provisions for losses and interest costs.

Financial Review

AXP/AR.2005

[49]

Marketing, promotion, rewards and cardmember services expenses increased 18 percent in 2005 to $3.9 billion reflecting the Company’s increased business-building activities and volume-related rewards expense growth. Total provisions for losses increased 6 percent in 2005 due to strong volume increases within both charge and lending activities, higher provision rates, reflecting the impact of the new bankruptcy legislation, and a $38 million provision for the estimated costs related to Hurricane Katrina. In 2004, a $115 million securitization reconciliation charge was recorded. Human resources and other operating expenses of $3.8 billion in 2005 increased 10 percent from 2004 primarily due to greater interest costs and higher management incentives, including an additional year of stock-based compensation expenses, merit increases, and increased employee benefit costs. In addition, operating expenses rose reflecting volume-related costs.

The effective tax rate was 35 percent in 2005 versus 36 percent in 2004 and 2003.

International Card & Global Commercial Services

Differences between GAAP and Managed Basis Presentation

The table below provides selected income statement data of International Card & Global Commercial Services for 2005, 2004 and 2003 on a GAAP basis. On a GAAP basis, amounts earned related to the sale and purchase of foreign currencies for customers as part of the foreign exchange business are included with other foreign exchange items that are reflected in other operating expenses. Management views these foreign exchange services as a revenue generating activity and makes operating decisions based upon that information. On a managed basis, these revenues are included in other revenue with a corresponding increase in other operating expenses. The amount of foreign exchange services reclassified on a managed basis increased other revenue and other operating expenses by $135 million, $172 million and $161 million in 2005, 2004 and 2003, respectively, from the amounts reported on a GAAP basis.

	GAAP Basis
Years Ended December 31, (Millions)	2005	2004	2003
Revenues:
Discount revenue, net card fees and other	$8,354	$7,789	$6,796
Cardmember lending:
Finance charge revenue	1,035	907	821
Interest expense	351	267	212

Net finance charge revenue	684	640	609

Total revenues	9,038	8,429	7,405

Expenses:
Marketing, promotion, rewards and cardmember services	1,269	1,130	829
Provision for losses and benefits	1,023	740	735
Human resources and other operating expenses	5,597	5,443	4,767

Total expenses	7,889	7,313	6,331

Pretax segment income	1,149	1,116	1,074
Income tax provision	215	335	359

Segment income	$934	$781	$715

Financial Review

AXP/AR.2005

[50]

Selected Statistical Information

Years Ended December 31, (Billions, except percentages and where indicated)	2005	2004	2003
Card billed business	$168.5	$148.6	$125.5
Total cards-in-force (millions)	22.7	21.6	21.3
Basic cards-in-force (millions)	18.0	17.2	17.2
Average basic cardmember spending (dollars)	$9,641	$8,610	$7,458
Global Corporate & International Consumer Travel
Travel sales	$18.8	$18.4	$14.8
Travel commissions and fees/sales	8.6%	9.0%	9.5%
International banking
Total loans	$7.1	$6.9	$6.5
Private banking holdings	$20.3	$18.6	$16.2
Total segment assets	$51.7	$47.9	$42.3
Segment capital	$4.1	$3.8	$3.4
Return on segment capital	24.1%	22.0%	22.6%

Cardmember receivables:
Total receivables	$14.5	$13.7	$12.3
90 days past due as a % of total	1.3%	1.5%	1.4%
Net loss ratio as a % of charge volume	0.21%	0.19%	0.19%

Cardmember lending:
Total loans	$8.3	$7.3	$7.3
30 days past due loans as a % of total	2.8%	2.3%	2.3%
Average loans	$7.4	$6.7	$6.0
Net write-off rate	4.7%	5.2%	5.6%
Net finance charge revenue/average loans	9.3%	9.6%	10.2%

Results of Operations for the Three Years Ended December 31, 2005

The following discussion of International Card & Global Commercial Services’ results of operations is presented on a managed basis.

International Card & Global Commercial Services reported segment income of $934 million for 2005, a 19 percent increase from $781 million in 2004, which increased 9 percent from 2003.

Revenues

In 2005, International Card & Global Commercial Services’ discount revenue, net card fees and other revenues increased 7 percent to $8.5 billion driven primarily by increases in both spending and cards-in-force, as well as greater volume-related foreign exchange conversion fees and higher card-related assessments, which were partially offset by lower travel revenues. The 13 percent increase in billed business in 2005 reflects a 12 percent increase in spending per proprietary basic card as a result of increases in international consumer, small business and global corporate spending and a 5 percent growth in cards-in-force. Cardmember lending net finance charge revenue of $684 million in 2005 rose 7 percent as compared to 2004, primarily due to 11 percent growth in the average lending balances, partially offset by a higher cost of funds. Revenues of $8.6 billion in 2004 were 14 percent higher than 2003 as a result of increased discount revenue, net card fees and other revenues.

Expenses

During 2005, International Card & Global Commercial Services’ expenses increased 7 percent to $8.0 billion primarily due to increased provisions for losses and benefits, higher marketing and promotion expenses, greater reward costs and other operating expenses. Expenses in 2005 included $168 million in aggregate reengineering charges principally relating to the restructuring of activities in the Corporate Travel business and international operations. These restructuring charges include $88 million of employee severance obligations included in human resources expense and $12 million of other exit costs, primarily relating to the termination of certain real estate property leases. Expenses in 2004 of $7.5 billion were 15 percent higher than 2003 primarily due to increased human resources and other operating expenses, higher marketing and promotion expenses and greater reward costs.

Marketing, promotion, rewards and cardmember services expenses increased 12 percent in 2005 to $1.3 billion reflecting greater rewards costs and higher marketing and promotion expenses due to the Company’s ongoing business-building initiatives. Total provisions for losses and benefits increased 38 percent in 2005 compared to 2004 primarily due to strong volume increases within both charge and lending activities and higher provision rates. Human resources and other operating expenses increased 2 percent to $5.7 billion in 2005 from 2004 reflecting higher reengineering expenses, which were partially offset by lower human resources costs and other reengineering-related savings.

Financial Review

AXP/AR.2005

[51]

The effective tax rate was 19 percent in 2005 versus 30 percent in 2004 and 33 percent in 2003. The effective tax rate was lower in 2005 as compared to 2004 primarily due to tax benefits of $33 million, resulting from the resolution of IRS audits of previous years’ returns, in addition to the positive effect of changes in the Company’s international funding strategy in 2004.

Global Network & Merchant Services

Selected Income Statement Data

Years Ended December 31, (Millions)	2005	2004	2003
Revenues:
Discount revenue, fees and other	$2,842	$2,639	$2,347

Expenses:
Marketing and promotion	604	389	289
Provision/(benefit) for losses	66	(2)	67
Human resources and other operating expenses	1,302	1,348	1,225

Total expenses	1,972	1,735	1,581

Pretax segment income	870	904	766
Income tax provision	306	330	280

Segment income	$564	$574	$486

Selected Statistical Information

Years Ended December 31, (Billions, except percentages and where indicated)	2005	2004	2003
Global Card billed business	$484.4	$416.1	$352.2
Global Network & Merchant Services:
Total segment assets	$4.5	$3.9	$4.2
Segment capital	$1.3	$1.1	$1.0
Return on segment capital	48.4%	55.8%	49.0%
Global Network Services:
Card billed business	$24.0	$17.7	$13.2
Total cards-in-force (millions)	10.8	8.8	6.5

Results of Operations for the Three Years Ended December 31, 2005

Revenues

Global Network & Merchant Services reported segment income of $564 million in 2005, a 2 percent decrease from $574 million in 2004, which increased 18 percent from 2003.

In 2005, Global Network & Merchant Services revenues increased 8 percent to $2.8 billion due to higher discount revenue, fees and other revenues primarily due to growth in network-related discount revenue generated from strong growth in network volumes, partially offset by a decrease in other revenues as a result of the 2004 sale of the ATM business and the impact of a lower overall discount rate. Cards-in-force rose 23 percent in 2005 from 2004 reflecting growth in new partners. Revenues of $2.6 billion in 2004 were 12 percent higher than 2003 as a result of increased discount revenue and fees.

Expenses

During 2005, Global Network & Merchant Services expenses increased 14 percent to $2.0 billion reflecting higher marketing and promotion expenses, increased costs for provisions for loss offset by a decrease in human resources expenses and other operating expenses. Expenses in 2005 included $3 million in aggregate reengineering charges principally relating to the restructuring of certain operations. These charges represent employee severance obligations included in human resources expense. Expenses in 2004 of $1.7 billion were 10 percent higher than 2003 primarily due to greater marketing and promotion, higher human resources and other operating expenses, partially offset by decreased costs for provisions for losses.

Marketing and promotion expenses increased 55 percent in 2005 to $604 million reflecting higher marketing and promotion expenses primarily due to the ongoing costs of the “MyLife, MyCard” brand advertising campaign. Provision for losses increased substantially in 2005 primarily due to a $60 million benefit in 2004 resulting from the reduction in merchant-related reserves. Human resources and other operating expenses decreased 3 percent to $1.3 billion in 2005 due in part to the third quarter of 2004 sale of the ATM business and a larger internally allocated interest expense credit that recognizes the network business’

Financial Review

AXP/AR.2005

[52]

accounts payable-related funding benefit, partially offset by greater salary and benefit costs, which reflect head-count growth due to Global Network Services business-building initiatives.

The effective tax rate was 35 percent in 2005 versus 36 percent in 2004 and 37 percent in 2003. The effective tax rate was lower in 2005 as compared to 2004 primarily as a result of favorable tax audit experience.

Corporate & Other

Corporate & Other had net expense of $111 million, $187 million and $264 million in 2005, 2004 and 2003, respectively. Net expense in 2005 reflects $159 million of tax benefits resulting from the resolution of prior years’ tax items, a $73 million ($47 million after-tax) benefit related to the settlement of an insurance claim associated with September 11, 2001 and $105 million ($68 million after-tax) of reengineering costs.

Airline Industry Matters

Historically, the Company has not experienced significant revenue declines resulting from a particular airline’s scaling-back or closure of operations due to bankruptcy or other financial challenges because the volumes generated from the airline are typically shifted to other participants in the industry that accept the Company’s card products. Nonetheless, the Company is exposed to business and credit risk in the airline industry primarily through business arrangements where the Company has remitted payment to the airline for a cardmember purchase of tickets that have not yet been used or “flown.” This creates a potential exposure for the Company in the event that the cardmember is not able to use the ticket and the Company, based on the facts and circumstances, credits the cardmember for the unused ticket. Historically, this type of exposure has not generated any significant losses for the Company because of the need for an airline that is operating under bankruptcy protection to continue accepting credit and charge cards and honoring requests for credits and refunds in the ordinary course of business, and in furtherance of its reorganization and its formal assumption, with bankruptcy court approval, of its card acceptance agreement, including approval of the Company’s right to hold cash to cover these potential exposures to provide credits to cardmembers. Typically, as an airline’s financial situation deteriorates the Company delays payment to the airlines thereby increasing cash held to protect itself in the event of an ultimate liquidation of the airline. The Company’s goal in these distressed situations is to hold sufficient cash over time to ensure that upon liquidation the cash held is equivalent to the credit exposure related to any unused tickets.

Separately, as part of Delta Airlines’ (Delta) decision to file for protection under Chapter 11 of the Bankruptcy Code, the Company agreed with Delta to restructure certain of its financial arrangements with the airline. In particular, Delta agreed to repay to the Company an aggregate $557 million, primarily the Company’s prepayment of Delta SkyMiles rewards points. Contemporaneously with the repayment, the Company lent to Delta $350 million as part of Delta’s post-petition, debtor-in-possession (DIP) financing under the Bankruptcy Code. At December 31, 2005 the remaining principal balance was $300 million. This post-petition facility continues to be structured as an advance against the Company’s obligations to purchase Delta SkyMiles rewards points under the Company’s co-brand and Membership Rewards agreements and will be amortized ratably each month beginning in July 2006 through November 2007. The Company’s post-petition facility is secured by (i) senior liens on Delta assets specifically related to its American Express co-brand, Membership Rewards and card acceptance relationships and (ii) liens subordinate to senior liens on all other Delta assets including the assets and shares of certain Delta subsidiaries.

In addition, given the depth of the Company’s business relationships with Delta through the SkyMiles Credit Card and Delta’s participation as a key partner in the Company’s Membership Rewards program, in the event Delta’s reorganization under the bankruptcy laws is not successful or otherwise negatively impacts the Company’s relationship with Delta, the Company’s future financial results could be adversely impacted. As previously disclosed, American Express’ Delta SkyMiles Credit Card co-brand portfolio accounts for less than 10 percent of the Company’s worldwide billed business and less than 15 percent of worldwide managed lending receivables.

Other Reporting Matters

Accounting Developments

See Recently Issued Accounting Standards section of Note 1 to the Consolidated Financial Statements.

Financial Review

AXP/AR.2005

[53]

Glossary of Selected Terminology

Asset securitizations — Asset securitization involves the transfer and sale of receivables or loans to a special purpose entity, a separate legal entity, created for the securitization activity, typically a trust. The trust, in turn, issues securities, commonly referred to as asset-backed securities that are collateralized by the transferred receivables or loans. The trust utilizes the proceeds from the sale of such securities to pay the purchase price for receivables or loans that were sold into the trust.

Average discount rate — Computed as follows: Discount revenue from all card spending (proprietary and Global Network Services) at merchants divided by all billed business (proprietary and Global Network Services) generating discount revenue at such merchants. Only merchants acquired by the Company are included in the computation. Discount rates have been restated on a historical basis from those previously disclosed, primarily to retain in the computation the Global Network Services partner portion of the discount revenue, as well as the Company’s portion of discount revenue.

Basic cards-in-force — Represents the number of cards issued and outstanding to the primary account owners and does not include additional supplemental cards issued on such accounts.

Billed business — Represents the dollar amount of charges on all American Express cards; also referred to as spend or charge volume. Proprietary billed business includes charges made on the Company’s proprietary cards-in-force, cash advances on proprietary cards and certain insurance fees charged on proprietary cards while non-proprietary billed business represents the charges through the Company’s global network on cards issued by the Company’s network partners.

Cardmember — The individual holder of an issued American Express branded charge or credit card.

Cardmember lending net finance charge revenue — Represents the net revenue earned on outstanding cardmember loans. Cardmember lending finance charges are assessed using the average daily balance method. They are recognized based upon the principal amount outstanding in accordance with the terms of the applicable account agreement until the outstanding balance is paid or written-off. Cardmember lending finance charges are presented net of the interest expense incurred by the Company to finance lending receivables.

Cardmember loans — Represents the outstanding amount due from cardmembers for charges made on their American Express credit cards, as well as any interest charges and card-related fees due from the cardmember. Cardmember loans also include balances with extended payment terms on certain charge card products.

Cardmember receivables — Represents the outstanding amount due from cardmembers for charges made on their American Express charge cards as well as any card-related fees.

Cards-in-force — Represents the number of cards that are issued and outstanding. Total consumer cards-in-force includes basic cards issued to the primary account owner and any supplemental cards which represent additional cards issued on that account. Total small business and corporate cards-in-force include basic cards issued to employee cardmembers. Proprietary cards-in-force represent card products where the Company owns the cardmember relationship including card issuance, billing and credit management and strategic plans such as marketing, promotion and development of card products and offerings. Proprietary cards-in-force include co-brand and affinity cards. For non-proprietary cards-in-force, the Company maintains the responsibility to acquire and service merchants that accept the Company’s cards and the cardmember relationship is owned by the Company’s network partners that issue the cards. Most of the Company’s network partners provide cards-in-force data to the Company on a one-month lag basis.

Charge cards — Represents cards that carry no pre-set spending limits and are primarily designed as a method of payment and not as a means of financing purchases of goods or services. Cardmembers generally must pay the full amount billed each month. No finance charges are assessed on charge cards.

Credit cards — Represents cards that have a range of revolving payment terms, grace periods and rate and fee structures.

Discount revenue — Represents revenue earned from fees charged to merchants with whom the Company has entered into a card acceptance agreement for processing cardmember transactions. The discount fee is generally deducted from the Company’s payment reimbursing the merchant.

Financial Review

AXP/AR.2005

[54]

Interest-only strip — Interest-only strips are generated from U.S. Card Services’ securitization activity and are a form of retained interest held by the Company in the securitization. This financial instrument represents the present value of estimated future excess spread expected to be generated by the securitized assets over the estimated life of those assets. Excess spread is the net positive cash flow from interest and fee collections allocated to the third-party investors’ interests in the securitization after deducting the interest paid on the investor certificates, credit losses, contractual servicing fees and other expenses.

Loss reserves as a percentage of loans — Represents the amount of loss reserves expressed as a percentage of the outstanding loan balance.

Loss reserves as a percentage of past due accounts — Represents the reserve coverage of past due accounts.

Net card fees — Represents the card membership fees earned during the period. These fees are recognized as revenue over the card membership period (typically one year) covered by the card fee, net of provision for projected refunds of card fees for cancellation of card membership. Similarly, card acquisition costs are deferred and amortized into operating expenses over the card membership period covered by the card fee.

Net finance charge revenue/average loans — Represents net finance charge revenue divided by average loans for the period.

Net loss ratio — Represents the ratio of write-offs, net of recoveries on cardmember receivables expressed as a percentage of the total charge card volume.

Net write-off rate — Represents the amount of loans written-off, net of recoveries as a percentage of the average loan balance during the period.

Past due loans as a percentage of total loans — Represents the percentage of loans that are 30 days or more past due compared to the total amount of loans outstanding.

Return on average total shareholders’ equity — Computed on a trailing 12-month basis using total shareholders’ equity as included in the Consolidated Financial Statements prepared in accordance with U.S. GAAP.

Return on segment capital — Computed on a trailing 12-month basis using equity capital allocated to segments based upon specific business operational needs, risk measures and regulatory capital requirements.

Securitization income, net — Net securitization income includes non-credit provision components of the net gains and charges from securitization activities, impairment charges, if any, of the related interest-only strip, excess spread related to securitized cardmember loans, net finance charge revenue on retained interests in securitized cardmember loans and servicing income, net of related discounts or fees. Excess spread is the net positive cash flow from interest and fee collections allocated to the third-party investors’ interests in the securitization after deducting the interest paid on the investor certificates, credit losses, contractual servicing fees and other expenses. Excess spread is recognized as it is earned.

Stored value and prepaid products — Include Travelers Cheques and other prepaid products such as gift cheques and cards as well as reloadable Travelers Cheque cards. These products are sold as safe and convenient alternatives to currency and represent prepaid financial instruments for the holders to use for purchasing goods and services.

Travel sales — Represents the total dollar amount of travel transaction volume for airline, hotel, car rental and other travel arrangements made for consumers and corporate clients. The Company earns revenue on these transactions by charging a transaction or management fee.

Forward-Looking Statements

This report includes forward-looking statements, which are subject to risks and uncertainties. The words “believe,” “expect,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update or revise any forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: the Company’s ability to generate sufficient net income to achieve a return on equity on a GAAP basis of 28 percent to 30 percent; the Company’s ability to grow its business and meet or exceed its return on shareholders’ equity target by reinvesting approximately 35 percent of annually-generated capital, and returning approximately 65 percent of such capital to shareholders, over time, which will depend on

Financial Review

AXP/AR.2005

[55]

the Company’s ability to manage its capital needs and the effect of business mix, acquisitions and rating agency requirements; consumer and business spending on the Company’s credit and charge card products and Travelers Cheques and other prepaid products and growth in card lending balances, which depend in part on the ability to issue new and enhanced card and prepaid products, services and rewards programs, and increase revenues from such products, attract new cardmembers, reduce cardmember attrition, capture a greater share of existing cardmembers’ spending, sustain premium discount rates on its card products in light of regulatory and market pressures, increase merchant coverage, retain cardmembers after low introductory lending rates have expired, and expand the Global Network Services business; the Company’s ability to introduce new products, reward program enhancements and service enhancements on a timely basis during 2006; the success of the Global Network Services business in partnering with banks in the United States, which will depend in part on the extent to which such business further enhances the Company’s brand, allows the Company to leverage its significant processing scale, expands merchant coverage of the network, provides Global Network Services’ bank partners in the United States the benefits of greater cardmember loyalty and higher spend per customer, and merchant benefits such as greater transaction volume and additional higher spending customers; the continuation of favorable trends, including increased travel and entertainment spending, and the overall level of consumer confidence; the costs and integration of acquisitions; the success, timeliness and financial impact (including costs, cost savings and other benefits including increased revenues), and beneficial effect on the Company’s operating expense to revenue ratio, both in the short-term and over time, of reengineering initiatives being implemented or considered by the Company, including cost management, structural and strategic measures such as vendor, process, facilities and operations consolidation, outsourcing (including, among others, technologies operations), relocating certain functions to lower-cost overseas locations, moving internal and external functions to the Internet to save costs, and planned staff reductions relating to certain of such reengineering actions; the Company’s ability to reinvest the benefits arising from such reengineering actions in its businesses; the ability to control and manage operating, infrastructure, advertising and promotion expenses as business expands or changes, including the ability to accurately estimate the provision for the cost of the Membership Rewards program; the Company’s ability to manage credit risk related to consumer debt, business loans, merchant bankruptcies and other credit trends and the rate of bankruptcies, which can affect spending on card products, debt payments by individual and corporate customers and businesses that accept the Company’s card products and returns on the Company’s investment portfolios; bankruptcies, restructurings or similar events affecting the airline or any other industry representing a significant portion of the Company’s billed business, including any potential negative effect on particular card products and services and billed business generally that could result from the actual or perceived weakness of key business partners in such industries; the triggering of obligations to make payments to certain co-brand partners, merchants, vendors and customers under contractual arrangements with such parties under certain circumstances; a downturn in the Company’s businesses and/or negative changes in the Company’s and its subsidiaries’ credit ratings, which could result in contingent payments under contracts, decreased liquidity and higher borrowing costs; risks associated with the Company’s agreements with Delta Air Lines to prepay $300 million for the future purchases of Delta SkyMiles rewards points; fluctuations in foreign currency exchange rates; fluctuations in interest rates, which impact the Company’s borrowing costs and return on lending products; accuracy of estimates for the fair value of the assets in the Company’s investment portfolio and, in particular, those investments that are not readily marketable, including the valuation of the interest-only strip relating to the Company’s lending securitizations; the potential negative effect on the Company’s businesses and infrastructure, including information technology, of terrorist attacks, disasters or other catastrophic events in the future; political or economic instability in certain regions or countries, which could affect lending and other commercial activities, among other businesses, or restrictions on convertibility of certain currencies; changes in laws or government regulations; outcomes and costs associated with litigation and compliance and regulatory matters; competitive pressures in all of the Company’s major businesses; and other risks that are previously disclosed in this report.

Financial Review

AXP/AR.2005

[56]

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of American Express Company (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America, and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.

Based on management’s assessment and those criteria, we believe that, as of December 31, 2005, the Company’s internal control over financial reporting is effective.

PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, has issued an audit report appearing on the following page on our assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005.

Management’s Report

on Internal Control

Over Financial

Reporting

AXP/AR.2005

[57]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of American Express Company

We have completed an integrated audit of American Express Company’s 2005 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audit, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of American Express Company and its subsidiaries (the “Company”) at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Report of Independent

Registered Public

Accounting Firm

AXP/AR.2005

[58]

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

New York, New York

February 27, 2006

Report of Independent

Registered Public

Accounting Firm

AXP/AR.2005

[59]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of American Express Company

We have audited the accompanying consolidated balance sheet of American Express Company as of December 31, 2004, and the consolidated statements of income, shareholders’ equity, and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Express Company at December 31, 2004, and the consolidated results of its operations and its cash flows for the years ended December 31, 2004 and 2003, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of American Express Company’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Tread-way Commission and our report dated February 18, 2005 (not included herein) expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, New York

February 18, 2005, except for notes 2 and 19, as to which the date is February 27, 2006

Report of Independent

Registered Public

Accounting Firm

AXP/AR.2005

[60]

THIS PAGE INTENTIONALLY LEFT BLANK

AXP/AR.2005

[61]

CONSOLIDATED STATEMENTS OF INCOME

American Express Company

Years Ended December 31, (Millions, except per share amounts)	2005	2004	2003
Revenues
Discount revenue	$11,730	$10,249	$8,781
Cardmember lending net finance charge revenue	2,580	2,224	2,042
Net card fees	2,033	1,909	1,835
Travel commissions and fees	1,780	1,795	1,507
Other commissions and fees	2,456	2,284	1,960
Securitization income, net	1,260	1,132	1,105
Other investment and interest income, net	1,055	997	1,005
Other	1,373	1,374	1,314

Total	24,267	21,964	19,549

Expenses
Marketing, promotion, rewards and cardmember services	5,841	4,965	3,820
Human resources	4,829	4,538	3,917
Provisions for losses and benefits:
Charge card	1,038	833	853
Cardmember lending	1,349	1,130	1,218
Investment certificates and other	386	301	283

Total	2,773	2,264	2,354
Professional services	2,308	2,141	1,972
Occupancy and equipment	1,428	1,353	1,258
Interest	920	814	860
Communications	457	474	462
Other	1,463	1,584	1,491

Total	20,019	18,133	16,134

Pretax income from continuing operations	4,248	3,831	3,415
Income tax provision	1,027	1,145	1,080

Income from continuing operations	3,221	2,686	2,335
Income from discontinued operations, net of tax	513	830	665
Cumulative effect of accounting change related to discontinued operations, net of tax (Note 1)	—	(71)	(13)

Net income	$3,734	$3,445	$2,987

Earnings Per Common Share — Basic:
Continuing operations	$2.61	$2.13	$1.82
Discontinued operations	0.42	0.66	0.52
Cumulative effect of accounting change	—	(0.05)	(0.01)

Net income	$3.03	$2.74	$2.33

Earnings Per Common Share — Diluted:
Continuing operations	$2.56	$2.09	$1.80
Discontinued operations	0.41	0.65	0.51
Cumulative effect of accounting change	—	(0.06)	(0.01)

Net income	$2.97	$2.68	$2.30

Average common shares outstanding for earnings per common share:
Basic	1,233	1,259	1,284
Diluted	1,258	1,285	1,298

See Notes to Consolidated Financial Statements.

Consolidated

Statements of Income

AXP/AR.2005

[62]

CONSOLIDATED BALANCE SHEETS

American Express Company

December 31, (Millions, except share data)	2005	2004
Assets
Cash and cash equivalents (Note 1)	$7,126	$7,808
Accounts receivable and accrued interest:
Cardmember receivables, less reserves: 2005, $942; 2004, $ 806	33,216	30,270
Other receivables, less reserves: 2005, $66; 2004, $ 57	2,281	2,128
Investments (Note 3)	21,334	21,675
Loans: (Note 4)
Cardmember lending, less reserves: 2005, $996; 2004, $ 972	32,108	25,933
International banking, less reserves: 2005, $64; 2004, $ 95	7,049	6,790
Other, less reserves: 2005, $37; 2004, $ 17	1,644	1,533
Land, buildings and equipment — at cost, less accumulated depreciation:
2005, $2,868; 2004, $ 2,682	2,230	2,380
Other assets	6,972	8,558
Assets of discontinued operations (Note 2)	—	87,141

Total assets	$113,960	$194,216

Liabilities and Shareholders’ Equity
Customers’ deposits	$24,579	$20,107
Travelers Cheques outstanding	7,175	7,287
Accounts payable	7,824	7,319
Investment certificate reserves	6,872	5,501
Short-term debt (Note 8)	15,633	14,316
Long-term debt (Note 8)	30,781	32,676
Other liabilities	10,547	10,315
Liabilities of discontinued operations (Note 2)	—	80,675

Total liabilities	103,411	178,196

Shareholders’ Equity
Common shares, $.20 par value, authorized 3.6 billion shares; issued and outstanding 1,241 million shares in 2005 and 1,249 million shares in 2004 (Note 9)	248	250
Additional paid-in capital	8,652	7,316
Retained earnings	1,788	8,196
Accumulated other comprehensive (loss) income :
Net unrealized securities gains, net of tax: 2005, ($88); 2004, ($409)	137	760
Net unrealized derivatives gains (losses), net of tax: 2005, $(77); 2004, $77	143	(142)
Foreign currency translation adjustments, net of tax: 2005, $34; 2004, $ 55	(400)	(344)
Minimum pension liability, net of tax: 2005, $10; 2004, $8	(19)	(16)

Total accumulated other comprehensive (loss) income	(139)	258

Total shareholders’ equity	10,549	16,020

Total liabilities and shareholders’ equity	$113,960	$194,216

See Notes to Consolidated Financial Statements.

Consolidated

Balance Sheets

AXP/AR.2005

[63]

CONSOLIDATED STATEMENTS OF CASH FLOWS

American Express Company

Years Ended December 31, (Millions)	2005	2004	2003
Cash Flows from Operating Activities
Net income	$3,734	$3,445	$2,987
Less: Income from discontinued operations, net of tax	(513)	(830)	(665)
Add: Cumulative effect of accounting change related to discontinued operations, net of tax	—	71	13

Income from continuing operations	3,221	2,686	2,335
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Provisions for losses and benefits	2,816	2,399	2,451
Depreciation and amortization	602	600	563
Deferred taxes, acquisition costs and other	(226)	934	(196)
Stock-based compensation	254	181	103
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Accounts receivable and accrued interest	(623)	(716)	(411)
Other operating assets	528	304	48
Accounts payable and other liabilities	1,243	854	650
(Decrease) increase in Travelers Cheques outstanding	(111)	468	187
Net cash flow provided by (used in) operating activities attributable to discontinued operations	341	1,433	(3,192)

Net cash provided by operating activities	8,045	9,143	2,538

Cash Flows from Investing Activities
Sale of investments	3,795	4,884	1,063
Maturity and redemption of investments	7,545	3,348	6,029
Purchase of investments	(11,824)	(10,623)	(5,987)
Net increase in cardmember loans/receivables	(12,459)	(7,656)	(7,021)
Proceeds from cardmember receivable securitizations	1,197	—	—
Maturities of cardmember receivable securitizations	(1,750)	(1,050)	(2,085)
Proceeds from cardmember loan securitizations	5,386	3,888	3,442
Maturities of cardmember loan securitizations	(4,463)	(3,000)	(1,000)
Loan operations and principal collections, net	(399)	(489)	(883)
Purchase of land, buildings and equipment	(608)	(616)	(888)
Sale of land, buildings and equipment	248	252	80
Dispositions (acquisitions), net of cash sold/acquired	(136)	1,347	(749)
Cash spun-off to Ameriprise	(3,678)	—	—
Net cash used in investing activities attributable to discontinued operations	(113)	(1,895)	(4,362)

Net cash used in investing activities	(17,259)	(11,610)	(12,361)

Cash Flows from Financing Activities
Net increase (decrease) in customers’ deposits	5,331	(488)	2,267
Sale of investment certificates	5,728	4,579	4,139
Redemption of investment certificates	(4,296)	(3,561)	(3,988)
Net decrease in debt with maturities of three months or less	(339)	(3,453)	(712)
Issuance of debt	14,389	19,791	18,952
Principal payments on debt	(14,426)	(9,449)	(16,498)
Redemption of preferred beneficial interests securities	—	—	(500)
Issuance of American Express common shares and other	1,129	1,055	348
Repurchase of American Express common shares	(1,853)	(3,578)	(1,391)
Dividends paid	(597)	(535)	(471)
Net cash provided by financing activities attributable to discontinued operations	1,377	1,815	3,695

Net cash provided by financing activities	6,443	6,176	5,841
Effect of exchange rate changes on cash	(10)	42	(150)

Net (decrease) increase in cash and cash equivalents	(2,781)	3,751	(4,132)
Cash and cash equivalents at beginning of year includes cash of discontinued operations: 2005, $2,099; 2004, $2,189; 2003, $6,349	9,907	6,156	10,288

Cash and cash equivalents at end of year includes cash of discontinued operations: 2004, $2,099; 2003, $2,189	$7,126	$9,907	$6,156

See Notes to Consolidated Financial Statements.

Consolidated

Statements of

Cash Flows

AXP/AR.2005

[64]

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

American Express Company

Three years ended December 31, 2005 (Millions)	Total	Common Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income/(Loss)	Retained Earnings
Balances at December 31, 2002	$13,861	$261	$5,675	$319	$7,606
Comprehensive income:
Net income	2,987				2,987
Change in net unrealized securities gains	(173)			(173)
Change in net unrealized derivatives losses	(323)			(323)
Derivatives losses reclassified to earnings	415			415
Foreign currency translation adjustments	(80)			(80)
Minimum pension liability adjustment	34			34

Total comprehensive income	2,860
Repurchase of common shares	(1,391)	(7)	(160)		(1,224)
Other changes, primarily employee plans	488	3	566		(81)
Cash dividends declared:
Common, $0.38 per share	(495)				(495)

Balances at December 31, 2003	15,323	257	6,081	192	8,793

Comprehensive income:
Net income	3,445				3,445
Change in net unrealized securities gains	(171)			(171)
Change in net unrealized derivatives losses	6			6
Derivatives losses reclassified to earnings	298			298
Foreign currency translation adjustments	(66)			(66)
Minimum pension liability adjustment	(1)			(1)

Total comprehensive income	3,511
Repurchase of common shares	(3,578)	(14)	(338)		(3,226)
Other changes, primarily employee plans	1,320	7	1,573		(260)
Cash dividends declared:
Common, $0.44 per share	(556)				(556)

Balances at December 31, 2004	16,020	250	7,316	258	8,196

Comprehensive income:
Net income	3,734				3,734
Change in net unrealized securities gains	(607)			(607)
Change in net unrealized derivatives gains (losses)	319			319
Derivative gains reclassified to earnings	(44)			(44)
Foreign currency translation adjustments	(81)			(81)
Minimum pension liability adjustment	(2)			(2)

Total comprehensive income	3,319
Spin-off of Ameriprise	(7,746)			18	(7,764)
Repurchase of common shares	(1,853)	(7)	(209)		(1,637)
Other changes, primarily employee plans	1,405	5	1,545		(145)
Cash dividends declared:
Common, $0.48 per share	(596)				(596)

Balances at December 31, 2005	$10,549	$248	$8,652	$(139)	$1,788

See Notes to Consolidated Financial Statements.

Consolidated

Statements of

Shareholders’ Equity

AXP/AR.2005

[65]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 Summary of Significant Accounting Policies

The Company

American Express Company (the Company) is a leading global payments, network and travel company. The Company offers a broad range of products including charge and credit cards; stored value products such as Travelers Cheques and gift cards; travel agency services and travel, entertainment and purchasing expense management services; network services and merchant acquisition and merchant processing for our network partners and proprietary payments businesses. The Company’s various products are sold globally to diverse customer groups, including consumers, small businesses, mid-market companies, large corporations and banking institutions. These products are sold through various channels including direct mail, on-line applications, targeted sales-forces and direct response advertising.

Discontinued operations

On September 30, 2005, the Company completed the spin-off of Ameriprise Financial, Inc. (Ameriprise), formerly known as American Express Financial Corporation, the Company’s financial planning and financial services business. In addition, during the third quarter of 2005, the Company completed certain dispositions including the sale of American Express Tax and Business Services, Inc. (TBS), its tax, accounting and consulting business. The operating results and assets and liabilities related to Ameriprise and certain dispositions (including TBS) prior to disposal have been reflected as discontinued operations in the Consolidated Financial Statements (see Note 2). In addition, the cash flows associated with discontinued operations are presented separately in the accompanying Consolidated Statements of Cash Flows, which is a revision from the cash flow presentation as of September 30, 2005. Unless otherwise noted, amounts in these Notes to the Consolidated Financial Statements exclude amounts attributable to discontinued operations.

Segment reporting

Effective September 30, 2005, the Company realigned its segment presentation to reflect the spin-off of Ameriprise. The new segments are: U.S. Card Services, International Card & Global Commercial Services, Global Network & Merchant Services, and Corporate & Other. See Note 19 for further discussion regarding the Company’s segments.

Principles of Consolidation

The Company consolidates all non-variable interest entities in which it holds a greater than 50 percent voting interest. Entities in which the Company holds a greater than 20 percent but less than 50 percent voting interest are accounted for under the equity method. All other investments are accounted for under the cost method unless the Company determines that it exercises significant influence over the entity by means other than voting rights, in which case these entities are accounted for under the equity method.

The Company also consolidates all Variable Interest Entities (VIEs) for which it is considered to be the primary beneficiary pursuant to Financial Accounting Standards Board (FASB) Interpretation No. 46, “Consolidation of Variable Interest Entities,” as revised (FIN 46(R)). The determination as to whether an entity is a VIE is based on the amount and characteristics of the entity’s equity. In general, FIN 46(R) requires a VIE to be consolidated when an enterprise has a variable interest for which it is deemed to be the primary beneficiary, which means that it will absorb a majority of the VIE’s expected losses or receive a majority of the VIE’s expected residual return.

Qualifying Special Purpose Entities (QSPEs) under Statement of Financial Accounting Standards (SFAS) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” are not consolidated. Such QSPEs include those that the Company utilizes in connection with cardmember lending securitizations at U.S. Card Services. Other entities where the Company has an interest or is the sponsor or transferor are evaluated using the control, risk and reward criteria as outlined under U.S. generally accepted accounting principles (GAAP).

All significant intercompany transactions are eliminated. Certain reclassifications of prior period amounts have been made to conform to the current presentation.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars based upon exchange rates prevailing at the end of each year. The resulting translation adjustments, along with any related hedge and tax effects, are included in accumulated other comprehensive (loss) income, a component of shareholders’ equity. Revenues and expenses are translated at the average month end exchange rates during the year. Gains and losses related to non-functional currency transactions, including non-U.S. operations

Notes to Consolidated

Financial Statements

AXP/AR.2005

[66]

where the functional currency is the U.S. dollar, are reported net in other revenue or other expense, depending on the nature of the activity, in the Company’s Consolidated Statements of Income. Net foreign currency transaction gains (losses) amounted to approximately $5 million, $(113) million and $(94) million in 2005, 2004 and 2003, respectively.

Amounts Based on Estimates and Assumptions

Accounting estimates are an integral part of the Consolidated Financial Statements. In part, they are based upon assumptions concerning future events. Among the more significant assumptions are those that relate to reserves for cardmember credit losses, asset securitizations and Membership Rewards as discussed in detail below. These accounting estimates reflect the best judgment of management and actual results could differ.

Revenues

The Company generates revenue from a variety of sources including global payments, such as charge and credit cards, travel services and investments funded by the sale of stored value products, including Travelers Cheques.

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

Cardmember lending net finance charge revenue

Cardmember lending finance charges are assessed using the average daily balance method for receivables owned and are recognized based upon the principal amount outstanding in accordance with the terms of the applicable account agreement until the outstanding balance is paid or written-off. Cardmember lending net finance charge revenue is presented net of interest expense of $869 million, $571 million and $483 million for 2005, 2004 and 2003, respectively.

Net card fees

Card fees are recognized as revenue over the card membership period covered by the card fee, net of provision for projected refunds of card fees for cancellation of card membership. Similarly, direct card acquisition costs are deferred and amortized into operating expenses over the card membership period covered by the card fee.

Travel commissions and fees

Customer revenue is earned by charging a transaction or management fee for airline or other transactions. Customer-related fees and other revenues are recognized at the time a client books travel arrangements. Travel suppliers pay commissions on airline tickets issued and on sales and transaction volumes, based on contractual agreements. These revenues are recognized at the time a ticket is purchased. Other travel suppliers that pay commissions on hotels and car rentals are generally not under firm contractual agreements, and, therefore, revenue is recognized when cash is received.

Other commissions and fees

Other commissions and fees include foreign exchange conversion fees and other card-related assessments, which are primarily recognized in the period charged to the cardmember. Fees related to the Company’s Membership Rewards program are recognized over the period covered by the fee.

Securitization income, net

Net securitization income includes non-credit provision components of the net gains and charges from securitization activities, impairment charges, if any, of the related interest-only strip, excess spread related to securitized cardmember loans, net finance charge revenue on retained interests in securitized cardmember loans and servicing income, net of related discounts or fees. Excess spread is the net positive cash flow from interest and fee collections allocated to the third-party investors’ interests in the securitization after deducting the interest paid on the investor certificates, credit losses, contractual servicing fees and other expenses. Excess spread is recognized as it is earned. See Note 5 for further information regarding securitizations.

Other investment and interest income, net

Investment income for the Company’s performing fixed income securities is generally accrued as earned using the effective interest method, which makes an adjustment of the yield for security premiums and discounts, fees and other payments, so that the related security recognizes a constant rate of return on the outstanding balance throughout its term.

Notes to Consolidated

Financial Statements

AXP/AR.2005

[67]

Investment income for the Company’s international banking and other loans is accrued on unpaid principal balances in accordance with the terms of the loans unless collection of interest is in doubt, in which case interest income is recognized only to the extent it is received in cash. Generally, the accrual of interest on these loans and advances is discontinued at the time the loan is 90 days delinquent, depending on loan type, or when an impairment is determined. When there is doubt regarding the ultimate collectibility of outstanding balances, all cash received is applied to reduce the carrying value of the loan or advance. Fees are amortized over the life of the loan or advance using the effective interest method. Other investment income and interest income is presented net of interest expense of $321 million, $220 million and $216 million for 2005, 2004 and 2003, respectively, related primarily to the Company’s international banking operations.

Expenses

Stock-based compensation

Effective July 1, 2005, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment (SFAS No. 123(R)),” using the modified prospective application. SFAS No. 123(R) requires entities to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and applies to (i) new awards, (ii) awards modified, repurchased, or cancelled after the adoption date, and (iii) any outstanding awards accounted for under APB Opinion No. 25, “Accounting for Stock Issued to Employees,” for which all requisite service has not yet been rendered. The adoption of SFAS No. 123(R) did not have a material impact on the Company’s financial statements since the Company has been expensing share based awards granted after January 1, 2003 under the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123). The Company recognizes the cost of these awards on a straight line basis over their vesting periods. Also, SFAS No. 123(R) requires companies to calculate the pool of income tax benefits that were previously recorded in additional paid-in capital and are available to absorb future income tax benefit deficiencies that can result from the exercise or maturity of stock awards. The Company has calculated its pool based on the actual income tax benefits received from exercises and maturities of stock awards granted after the effective date of SFAS No. 123, January 1, 1995.

The following table illustrates the effect on net income and earnings per common share (EPS) assuming the Company had followed the fair value recognition provisions of SFAS No. 123(R) for all outstanding and unvested stock options and other stock-based compensation for the three years ended December 31, 2005:

(Millions, except per share amounts)	2005	2004	2003
Net income as reported	$3,734	$3,445	$2,987
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects(a)	207	184	113
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of related tax effects(a)	(216)	(368)	(383)

Pro forma net income	$3,725	$3,261	$2,717

Basic EPS:
As reported	$3.03	$2.74	$2.33
Pro forma	$3.02	$2.59	$2.12
Diluted EPS:
As reported	$2.97	$2.68	$2.30
Pro forma	$2.96	$2.54	$2.09

(a)	Includes amounts related to discontinued operations.

Marketing, promotion, rewards and cardmember services

These expenses include the costs of rewards programs (including Membership Rewards which is discussed further in the other liabilities section), protection plans and complimentary services provided to cardmembers, except that cash paid to cardmembers under cash-back programs is recorded as a reduction to revenues. These expenses also include advertising costs which are expensed in the year in which the advertising first takes place.

Balance Sheet

Cash and cash equivalents

The Company has defined cash equivalents to include time deposits and other highly liquid investments with original maturities of 90 days or less. The Company classified restricted cash totaling $451 million and $552 million at December 31, 2005 and 2004, respectively, in other assets in cases where cash cannot be utilized for operations.

Accounts receivable

Cardmember receivables

Cardmember receivables represent amounts due from charge card customers and are recorded at the time that a cardmember enters into a point-of-sale transaction at a service establishment. Cardmember receivable balances are presented on the balance sheet net of reserves for losses, which are discussed below, and typically include principal and any related accrued fees.

Reserves for losses — cardmember receivables

The Company’s reserves for losses relating to cardmember receivables represent management’s estimate of the incurred losses inherent in the Company’s outstanding portfolio of receivables. Management’s evaluation process requires certain estimates and judgments. Reserves for these losses are primarily based upon models that analyze specific portfolio statistics and also reflect, to a lesser extent, management’s judgment regarding overall adequacy. The analytic models take into account several factors, including average write-off rates for various stages of receivable aging (i.e., current, 30 days, 60 days, 90 days) over a 24-month period and average bankruptcy and recovery rates. Management considers whether adjustments to the analytic models are necessary based on other factors such as the level of coverage of past-due accounts, as well as external indicators, such as leading economic indicators, unemployment rate, consumer confidence index, purchasing manager’s index, bankruptcy filings and the legal and regulatory environment. Cardmember receivable balances are written-off when management deems amounts to be uncollectible, which is generally determined by the number of days past due. In general, bankruptcy and deceased accounts are written-off upon notification, while other accounts are written-off when 360 days past due. To the extent historical credit experience is not indicative of future performance or other assumptions used by management do not prevail, actual loss experience could differ significantly, resulting in either higher or lower future provisions for losses, as applicable.

Investments

Available-for-Sale investment securities are carried at fair value on the balance sheet with unrealized gains (losses) recorded in equity, net of income tax provisions (benefits). Gains and losses are recognized in results of operations upon disposition of the securities. Gains and losses on investments (other than trading securities) are recognized using the specific identification method on a trade date basis. In addition, realized losses are also recognized when management determines that a decline in value is other-than-temporary, which requires judgment regarding the amount and timing of recovery. Indicators of other-than-temporary impairment for debt securities include issuer downgrade, default or bankruptcy. The Company also considers the extent to which cost exceeds fair value, the duration and size of that gap, and management’s judgment about the issuer’s current and prospective financial condition. Fair value is generally based on quoted market prices. Trading investments are carried at fair value on the balance sheet with the changes in fair value recorded in results of operations.

Loans

Cardmember lending

Cardmember loans represent amounts due from customers of the Company’s lending products, and are recorded at the time that a cardmember enters into a point-of-sale transaction at a service establishment. These loans are presented on the balance sheet net of reserves for cardmember losses, which are explained further below, and include accrued interest receivable and fees as of the balance sheet date. Additionally, cardmember loans include balances with extended payment terms on certain charge card products. The Company’s policy is to cease accruing for interest receivable once a related cardmember loan is greater than 180 days past due.

Reserve for losses — cardmember lending

The Company’s reserves for losses relating to cardmember loans represent management’s estimate of the incurred losses inherent in the Company’s outstanding loan portfolio. Management’s evaluation process requires certain estimates and judgments. Reserves for these losses are primarily based upon models that analyze specific portfolio statistics and also reflect, to a lesser extent, management’s judgment regarding overall adequacy. The analytic models take into account several factors, including average write-off rates for various stages of receivable aging (i.e., current, 30 days, 60 days, 90 days) over a 24-month period and average bankruptcy and recovery rates. Management considers whether adjustments to the analytic model are necessary based on other factors such as the level of coverage of past-due accounts, as well as external indicators, such as leading economic indicators, unemployment rate, consumer confidence index, purchasing manager’s index, bankruptcy filings and the legal and regulatory environment.

Notes to Consolidated

Financial Statements

AXP/AR.2005

[69]

Cardmember loans are written-off when management deems amounts to be uncollectible, which is generally determined by the number of days past due. In general, bankruptcy and deceased accounts are written-off upon notification, while other accounts are written-off when 180 days past due. To the extent historical credit experience is not indicative of future performance or other assumptions used by management do not prevail, actual loss experience could differ significantly, resulting in either higher or lower future provisions for losses, as applicable.

International banking

International banking loans primarily represent amounts due from consumers, high net worth individuals, banks and other institutions, and corporations. Consumer and private banking loans include unsecured lines of credit, installment loans, mortgage loans and auto loans to retail customers as well as secured lending to high net worth individuals. Loans to banks and other institutions represent trade-related financing and other extensions of credit. Corporate loans represent commercial and industrial loans as well as mortgage and real estate loans to corporate customers. International banking loans are stated at the principal amount outstanding net of unearned income and are presented on the balance sheet net of reserves for losses which are discussed below.

Reserve for losses — international banking

For smaller-balance consumer loans, management establishes reserves for incurred losses inherent in the portfolio. Generally, these loans are written-off in full when an impairment is determined or when the loan becomes 120 or 180 days past due, depending on loan type. Loans, other than smaller-balance consumer loans (including loans impaired under SFAS No. 114, “Accounting by Creditors for Impairment of a Loan”), are placed on nonperforming status when payments of principal or interest are 90 days past due or if, in management’s opinion, the borrower is unlikely to meet its contractual obligations. The allowance for impaired loans is measured as the excess of the loan’s recorded investment over either the present value of expected principal and interest payments discounted at the loan’s effective interest rate or, if more practical for collateral dependent loans, the fair value of collateral. For floating rate impaired loans, the effective interest rate is fixed at the rate in effect at the date the impairment criteria are met.

Other loans

Other loans primarily represent installment loans, revolving credit due from U.S. Card Services’ customers, loans and interest-bearing advances to airline partners. Interest-bearing advances to airline partners will be reduced by mileage credits purchased from these partners through 2008.

Asset securitizations

The Company periodically securitizes cardmember receivables and loans. Securitization of the Company’s cardmember receivables and loans is accomplished through the transfer of those assets to a trust, which in turn issues securities that are collateralized by the transferred assets to third-party investors. The Company accounts for its transfers of financial assets in accordance with SFAS No. 140. In order for a securitization of financial assets to be accounted for as a sale under SFAS No. 140, the transferor must surrender control over those financial assets to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. Cardmember loans are transferred to a qualifying special purpose entity, and such transactions are structured to meet the sales criteria of SFAS No. 140. Accordingly, when loans are sold through securitizations, the Company removes the loans from its Consolidated Balance Sheets and recognizes both a gain on sale and the retained interests in the securitization.

Cardmember receivables are transferred to a special purpose entity, a trust which does not meet the requirements for treatment as a qualifying sale under SFAS No. 140. Therefore, securitizations of cardmember receivables are accounted for as secured borrowings in accordance with SFAS No. 140.

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

Notes to Consolidated

Financial Statements

AXP/AR.2005

[70]

method over the lesser of the remaining term of the leased facility or the economic life of the improvement which ranges from 5 to 10 years.

Software development costs

The Company capitalizes certain costs associated with the acquisition or development of internal-use software. Once the software is ready for its intended use, these costs are amortized on a straight-line basis over the software’s estimated useful life of five years.

Goodwill and other intangible assets

Goodwill

Goodwill represents the excess of acquisition cost of an acquired company over the fair value of assets acquired and liabilities assumed. Goodwill is included in other assets on the Consolidated Balance Sheets. The Company evaluates goodwill for impairment annually and whenever events and circumstances make it likely that impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose of a reporting unit. In determining whether impairment has occurred, the Company generally uses a comparative market multiples approach for calculating fair value.

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

Other liabilities

Membership Rewards

The Company’s Membership Rewards program allows enrolled cardmembers to earn points that can be redeemed for a broad range of rewards including travel, entertainment, retail certificates and merchandise. The Company establishes balance sheet reserves to cover the cost of future reward redemptions for points earned to date. The reserve for Membership Rewards is estimated using models that analyze historical redemption statistics since the inception of the program and reflect, to a lesser extent, management’s judgment regarding overall adequacy. The provision for the cost of Membership Rewards, which is included in marketing, promotion, rewards and cardmember services, is based upon points earned that are expected to be ultimately redeemed by cardmembers and the current weighted-average cost per point of redemption. The estimated points to be redeemed by cardmembers are based on many factors including past redemption behavior of cardmembers, card product type, year of program enrollment and card spend level. Past behavior is used to estimate when current enrollees will leave the program and their ultimate redemption rate on points earned to date, but not yet redeemed.

The liability for Membership Rewards was $3.1 billion and $2.5 billion at December 31, 2005 and 2004, respectively, and is included in other liabilities.

Derivative financial instruments and hedging activities

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, establishes accounting and reporting requirements for derivative financial instruments, including hedging activities. SFAS No. 133 requires that all derivatives are recognized on balance sheet at fair value as either assets or liabilities in the Company’s Consolidated Balance Sheets. The fair value of the Company’s derivative financial instruments are determined using either market quotes or valuation models that are based upon the net present value of estimated future cash flows and incorporate current market data inputs. The Company reports its derivative assets and liabilities in other assets and other liabilities, respectively, on a net by counterparty basis where management believes it has the legal right of offset under enforceable netting agreements. The accounting for the change in the fair value of a derivative instrument depends on its intended use and the resulting hedge designation, if any.

Cash flow hedges

For derivative financial instruments that qualify as cash flow hedges, the effective portions of the gain or loss on the derivatives are recorded in accumulated other comprehensive (loss) income and reclassified into earnings when the hedged item or transactions impact earnings. The amount that is reclassified into earnings is presented in the income statement with the hedged instrument or transaction impact, generally, in net other investment and interest income or interest expense. Any ineffective portion of the gain or loss, as determined by the accounting requirements, is reported as a component of other revenue. If a hedge is de-designated or terminated prior to maturity, the amount previously

Notes to Consolidated

Financial Statements

AXP/AR.2005

[71]

recorded in accumulated other comprehensive (loss) income is recognized into earnings over the period that the hedged item impacts earnings. For any hedge relationships that are discontinued because it is probable that the forecasted transaction will not occur according to the original strategy, any related amounts previously recorded in accumulated other comprehensive (loss) income are recognized into earnings immediately.

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

Net investment hedges in foreign operations

For derivative financial instruments that qualify as net investment hedges in foreign operations, the effective portions of the change in fair value of the derivatives are recorded in accumulated other comprehensive (loss) income as part of the cumulative translation adjustment. Any ineffective portions of net investment hedges are recognized in other revenue during the period of change.

Non-designated derivatives and trading activities

For derivative financial instruments that do not qualify for hedge accounting, are not designated under SFAS No. 133 as hedges or are comprised of customer or proprietary trading activities, changes in fair value are reported in current period earnings generally as a component of other revenue, other operating expenses or interest expense, depending on the type of derivative instrument and the nature of the transaction.

Derivative financial instruments that qualify for hedge accounting

Derivative financial instruments that are entered into for hedging purposes are designated as such at the time that the Company enters into the contract. As required by SFAS No. 133, for all derivative financial instruments that are designated for hedging activities, the Company formally documents all of the hedging relationships between the hedge instruments and the hedged items at the inception of the relationships. Management also formally documents its risk management objectives and strategies for entering into the hedge transactions. The Company formally assesses, at inception and on a quarterly basis, whether derivatives designated as hedges are highly effective in offsetting the fair value or cash flows of hedged items. Such assessments are usually made through the application of statistical measures. The Company only applies the “short cut” method of hedge accounting in very limited cases when such requirements are strictly met. In accordance with its risk management policies, the Company generally structures its hedges with very similar terms to the hedged items; therefore, when applying the accounting requirements, the Company generally recognizes insignificant amounts of ineffectiveness through earnings. If it is determined that a derivative is not highly effective as a hedge, the Company will discontinue the application of hedge accounting.

Income taxes

The Company, its 80 percent or more owned U.S. subsidiaries and certain non-U.S. subsidiaries file a consolidated federal income tax return. Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using the enacted tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is established when management determines that it is more likely than not that the benefit of the deferred tax asset will not be realized. The Company does not provide for federal income taxes on foreign earnings intended to be permanently reinvested outside the United States.

The Company is under continuous examination by the Internal Revenue Service (IRS) and tax authorities in other countries and states in which the Company has significant business operations. The tax years under examination vary by jurisdiction. The Company routinely assesses the likelihood of additional assessments in each of the taxing jurisdictions resulting from these examinations. Tax reserves have been established that the Company believes to be adequate in relation to the potential for additional assessments. Once established,

Notes to Consolidated

Financial Statements

AXP/AR.2005

[72]

reserves are adjusted when there is more information available, a change in circumstance or when an event occurs necessitating a change to the reserves.

Recently Issued Accounting Standards

Effective July 1, 2005, the Company adopted SFAS No. 123(R), using the modified prospective application as discussed earlier.

In December 2004, the FASB issued FASB Staff Position (FSP) FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (the Act)” (FSP FAS 109-2), which would allow additional time beyond the financial reporting period of enactment to evaluate the effect of the Act on the Company’s plan for reinvestment or repatriation of foreign earnings for purposes of calculating the income tax provision. The Company did not repatriate any foreign earnings as a result of the Act.

Effective January 1, 2004, the Company adopted the American Institute of Certified Public Accountants Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (SOP 03-1). The adoption of SOP 03-1 as of January 1, 2004 resulted in a cumulative effect of accounting change which related to discontinued operations, that reduced first quarter 2004 results by $71 million ($109 million pretax).

On November 3, 2005, the FASB issued FSP FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The Company believes its current procedures are consistent with the requirements of FSP FAS 115-1.

In January 2003, the FASB issued FIN 46 which addresses consolidation by business enterprises of variable interest entities and was subsequently revised in September 2003. The consolidation of FIN 46-related entities resulted in a cumulative effect of accounting change, related to discontinued operations, that reduced 2003 net income through a non-cash charge of $13 million ($20 million pretax). See Note 6 for further discussion of variable interest entities.

NOTE 2 Discontinued Operations

On September 30, 2005, the Company completed the distribution of Ameriprise common stock to the Company’s shareholders in a tax-free transaction for U.S. federal income tax purposes. The Ameriprise distribution was treated as a non-cash dividend to shareholders and, as such, reduced the Company’s shareholders’ equity by $7.7 billion, which included an approximate $1.1 billion capital contribution to Ameriprise in connection with the distribution. Accordingly, the Company’s Consolidated Balance Sheet as of December 31, 2005 reflects the non-cash dividend and a decrease in assets and liabilities.

In addition, during 2005, the Company completed certain dispositions (including TBS) for cash proceeds of approximately $190 million. These dispositions resulted in a net after-tax gain of approximately $63 million during the third quarter of 2005.

The operating results and assets and liabilities of discontinued operations are presented separately in the Company’s Consolidated Financial Statements and the notes to the Consolidated Financial Statements have been adjusted to exclude discontinued operations. Summary operating results of the discontinued operations for the years ended December 31, 2005, 2004 and 2003 were:

(Millions)	2005(a)	2004	2003
Revenues(b)	$5,813	$7,161	$6,298
Pretax income from discontinued operations(c)	$690	$1,120	$832

(a)	2005 results are lower than previous periods reflecting dispositions as of September 30, 2005.
(b)	Includes revenues from certain dispositions other than Ameriprise (principally TBS) of approximately $325 million, $398 million and $382 million for the three years ended December 31, 2005, 2004 and 2003, respectively.
(c)	Income tax provision for the years ended December 31, 2005, 2004 and 2003 was $177 million, $290 million and $167 million, respectively.

In addition to income from discontinued operations, in 2004 and 2003, the Company recognized charges from the cumulative effects of accounting changes related to discontinued operations (See Note 1). Included in the assets that were discontinued as of September 30, 2005 was approximately $670 million of goodwill.

Notes to Consolidated

Financial Statements

AXP/AR.2005

[73]

A summary of the assets and liabilities of the discontinued operations at December 31 is as follows:

(Millions)	2004
Assets:
Investments	$39,134
Separate account assets	35,901
Deferred acquisition costs	3,838
Other assets	8,268

Total assets	$87,141

Liabilities:
Insurance and annuity reserves	$32,966
Investment certificate reserves	5,831
Separate account liabilities	35,901
Other liabilities	5,977

Total liabilities	$80,675

Net Assets	$6,466

Accumulated other comprehensive income, net of tax, associated with discontinued operations at December 31, 2004 was $360 million, including $407 million of net unrealized securities gains and $29 million of net unrealized derivative losses.

NOTE 3 Investments

The following is a summary of investments at December 31:

(Millions)	2005	2004
Available-for-Sale, at fair value
State and municipal obligations	$7,120	$7,381
U.S. Government and agencies obligations	5,033	4,060
Mortgage and other asset-backed securities	3,838	4,322
Corporate debt securities	3,202	3,751
Foreign government bonds and obligations	716	750
Other	1,194	1,171

Total Available-for-Sale, at fair value	21,103	21,435
Trading, at fair value	231	240

Total Investments	$21,334	$21,675

Available-for-Sale Investments

Investments classified as Available-for-Sale at December 31 are distributed by type as presented below:

	2005				2004
(Millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
State and municipal obligations	$6,832	$293	$(5)	$7,120	$6,982	$404	$(5)	$7,381
U.S. Government and agencies obligations	5,080	1	(48)	5,033	4,109	1	(50)	4,060
Mortgage and other asset-backed securities	3,900	13	(75)	3,838	4,295	50	(23)	4,322
Corporate debt securities	3,170	79	(47)	3,202	3,627	137	(13)	3,751
Foreign government bonds and obligations	718	7	(9)	716	741	16	(7)	750
Other	1,184	10	—	1,194	1,158	13	—	1,171

Total	$20,884	$403	$(184)	$21,103	$20,912	$621	$(98)	$21,435

Notes to Consolidated

Financial Statements

AXP/AR.2005

[74]

The following table provides information about Available-for-Sale investments with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2005:

(Millions)	Less than 12 months		12 months or more		Total
Description of Securities	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
State and municipal obligations	$392	$(4)	$19	$(1)	$411	$(5)
U.S. Government and agencies obligations	1,716	(17)	2,893	(31)	4,609	(48)
Mortgage and other asset-backed securities	1,803	(31)	1,298	(44)	3,101	(75)
Corporate debt securities	750	(15)	821	(32)	1,571	(47)
Foreign government bonds and obligations	283	(2)	58	(7)	341	(9)
Other	10	—	6	—	16	—

Total	$4,954	$(69)	$5,095	$(115)	$10,049	$(184)

In evaluating potential other-than-temporary impairments, the Company considers the extent to which amortized cost exceeds fair value and the duration and size of that difference. A key metric in performing this evaluation is the ratio of fair value to amortized cost. The following table summarizes the unrealized losses of temporary impairments by ratio of fair value to cost as of December 31, 2005:

(Millions, except number of securities) Ratio of Fair Value to Amortized Cost	Less than 12 months			12 months or more			Total
	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
95%–100%	700	$4,940	$(67)	254	$4,862	$(97)	954	$9,802	$(164)
90%–95%	12	11	(1)	17	177	(10)	29	188	(11)
Less than 90%	1	3	(1)	63	56	(8)	64	59	(9)

Total	713	$4,954	$(69)	334	$5,095	$(115)	1,047	$10,049	$(184)

Substantially all of the gross unrealized losses on the securities are attributable to changes in interest rates. Credit spreads and specific credit events associated with individual issuers can also cause unrealized losses although these impacts are not significant as of December 31, 2005.

The securities which have fair value to cost ratio of less than 90–95 percent are comprised primarily of Federal National Mortgage Association and Federal Home Loan Mortgage Corporation issued mortgage-backed securities, as well as foreign government and specific corporate issued bonds. The Company expects that all contractual principal and interest will be received on these securities.

The unrealized losses in the other categories are not concentrated in any individual industries or with any individual securities. The Company monitors the investments and metrics discussed above on a quarterly basis to identify and evaluate investments that have indications of possible other-than-temporary impairment. The Company has the ability and intent to hold these securities for a time sufficient to recover a significant amount of their amortized cost.

The change in net unrealized securities gains (losses) in other comprehensive income includes the following components: (i) unrealized gains (losses) that arose from changes in market value of securities that were held during the period (holding gains (losses)) and (ii) gains (losses) that were previously unrealized, but have been recognized in current period net income due to sales and other-than-temporary impairments of Available-for-Sale securities (reclassification for realized (gains) losses).

Notes to Consolidated

Financial Statements

AXP/AR.2005

[75]

The following table presents these components of other comprehensive (loss) income net of tax for the years ended December 31:

(Millions, net of tax)	2005	2004	2003
Holding losses	$(187)	$(83)	$(157)
Reclassification for realized gains	(11)	(35)	(31)
Other (losses) gains	(18)	(53)	15

Net unrealized securities losses in other comprehensive (losses) income	$(216)	$(171)	$(173)

As of December 31, 2004, net unrealized securities gains, net of tax, reflected in accumulated other comprehensive income were $760 million, including $407 million associated with discontinued operations. For 2005 activity, excluded from the table above is $391 million of net change in accumulated other comprehensive income related to discontinued operations. As of December 31, 2005, net unrealized securities gains, net of tax, reflected in accumulated other comprehensive income were $137 million.

The following is a distribution of investments classified as Available-for-Sale by maturity as of December 31, 2005:

(Millions)	Cost	Fair Value
Due within 1 year	$4,764	$4,744
Due after 1 year through 5 years	4,382	4,380
Due after 5 years through 10 years	1,392	1,454
Due after 10 years	6,350	6,588

	16,888	17,166

Mortgage and other asset-backed securities	3,900	3,838
Equity securities	26	29
Retained interests in lending securitizations	70	70

Total	$20,884	$21,103

The expected payments on mortgage and other asset-backed securities and retained interests in lending securitizations may not coincide with their contractual maturities. As such, these securities, as well as equity securities, are not included in the maturities distribution.

The table below includes purchases, sales and maturities of investments classified as Available-for-Sale for the years ended December 31:

(Billions)	2005	2004
Purchases	$12	$11
Sales	$4	$5
Maturities	$8	$3

Included in net investment income are gross realized gains and losses on sales of securities, as well as other-than-temporary losses on investments classified as Available-for-Sale, as noted in the following table for the years ended December 31:

(Millions)	2005	2004	2003
Gross investment gains from sales and prepayments:
U.S. Card Services	$13	$15	$26
International Card & Global Commercial Services	8	6	27
Corporate & Other	—	2	—

Total	$21	$23	$53

Gross investment losses from sales and prepayments:
U.S. Card Services	$(3)	$—	$(1)
International Card & Global Commercial Services	(1)	(1)	(4)
Corporate & Other	—	—	(1)

Total	$(4)	$(1)	$(6)

Other-than-temporary impairments:
U.S. Card Services	$—	$(7)	$—
International Card & Global Commercial Services	—	(1)	(11)
Corporate & Other	—	(2)	—

Total	$—	$(10)	$(11)

Trading Investments

Trading investments are comprised principally of certain foreign government bonds and seed money investments in mutual funds for which the Company’s equity ownership is less than 20 percent. There were $16 million, $13 million and $9 million of net gains for 2005, 2004 and 2003, respectively, related to trading investments held at each balance sheet date.

Notes to Consolidated

Financial Statements

AXP/AR.2005

[76]

NOTE 4 Loans

Loans at December 31 consisted of:

(Millions)	2005	2004
Cardmember lending	$33,104	$26,905

International banking:
Consumer and private banking	4,822	4,825
Banks and other institutions	2,268	1,984
Corporate	23	76

Total international banking	7,113	6,885

Other	1,681	1,550

Total loans — gross	41,898	35,340
Less: Loan loss reserves	1,097	1,084

Total	$40,801	$34,256

The following table presents changes in loan loss reserves:

(Millions)	2005	2004
Balance, January 1	$1,084	$1,121
Provision(a)	1,381	1,188
Write-offs(b)	(1,516)	(1,319)
Recoveries and other(c)	148	94

Balance, December 31	$1,097	$1,084

(a)	Provision for the years ended December 31, 2005 and 2004 includes $1,349 million and $1,130 million, respectively, related to cardmember lending and $32 million and $58 million, respectively, related to international banking and other.
(b)	Write-offs for the years ended December 31, 2005 and 2004 include $1,449 million and $1,205 million, respectively, related to cardmember lending and $67 million and $114 million, respectively, related to international banking and other.
(c)	Recoveries and other for the years ended December 31, 2005 and 2004 include $124 million and $49 million, respectively, related to cardmember lending and $24 million and $45 million, respectively, related to international banking and other.

NOTE 5 Securitized Loans

The Company periodically securitizes cardmember loans through the American Express Credit Account Master Trust (the Lending Trust), which in turn issues securities collateralized by the transferred cardmember loans to third-party investors. Such securities represent undivided interests in the transferred cardmember loans. The Company, through its subsidiaries, is required to maintain an undivided interest in the transferred cardmember loans, which is referred to as seller’s interest, and is generally equal to the balance of the loans in the Lending Trust less the investors’ portion of those assets. Seller’s interest is reported as loans on the Company’s Consolidated Balance Sheets. Any billed finance charges related to the transferred cardmember loans are reported as other receivables on the Company’s Consolidated Balance Sheets. The Company retains servicing responsibilities for the transferred cardmember loans, through its subsidiary, American Express Travel Related Services Company, Inc. (TRS), and earns a related fee.

Pursuant to SFAS No. 140, no servicing asset or liability is recognized at the time of a securitization, as management believes that the Company receives adequate compensation relative to current market servicing fees. As of December 31, 2005 and 2004, the Lending Trust held total assets of $28.9 billion and $24.7 billion, respectively, of which $21.2 billion and $20.3 billion had been sold.

The Company also retains subordinated interests in the securitized cardmember loans. Such subordinated retained interests include one or more investments in tranches of the securitization and an interest-only strip. The investments in the tranches of the securitization are accounted for at fair value as Available-for-Sale investment securities in accordance with SFAS No. 115 and are reported in investments on the Company’s Consolidated Balance Sheets. As of December 31, 2005 and 2004, the ending fair value of these subordinated retained interests was $70 million and $108 million, respectively. The interest-only strip is also accounted for at fair value consistent with a SFAS No. 115 Available-for-Sale investment and is reported in other assets. The fair value of the interest-only strip is the present value of estimated future excess spread expected to be generated by the securitized loans over the estimated life of those loans. Excess spread, which is the net positive cash flow from interest and fee collections allocated to the investors’ interests after deducting the interest paid on investor certificates, credit losses, contractual servicing fees and other expenses, is recognized in securitization income as it is earned. As of December 31, 2005 and 2004, the fair value of the interest-only strip was $209 million and $207 million, respectively.

At the time of a cardmember loan securitization, the Company typically records a gain on sale, which is calculated as the difference between the proceeds from the sale and the book basis of the cardmember loans sold. That book basis on sold cardmember loans is determined by allocating the carrying amount of the cardmember loans, net of applicable credit reserves, between the cardmember loans sold and the interests retained based on their relative fair values. Such fair values are based on market prices at date of transfer for the sold cardmember loans and on the estimated present value of future cash flows for retained interests. Gains on sale from securitizations are reported in securitization income on the Company’s Consolidated Statements of Income, except for the component resulting from the release of credit reserves upon sale, which is reported as a reduction of provision for losses from cardmember lending. Securitization transaction costs are offset against the gains on sales at the time of the transaction.

Notes to Consolidated

Financial Statements

AXP/AR.2005

[77]

During 2005, 2004 and 2003, the Company sold $5.4 billion, $3.9 billion and $3.5 billion, respectively, of cardmember loans, or $5.4 billion, $3.9 billion and $3.1 billion, respectively, net of the Company’s investments in subordinated retained interests. Additionally, during 2005, 2004 and 2003, $4.5 billion, $3.0 billion and $1.0 billion, respectively, of securities issued to investors from the Lending Trust matured. The pretax net gains on sale from securitizations, including the sale of subordinated retained interests, net of the impact of maturities, the effect of changes in interest-only strip valuation factors and a reconciliation adjustment charge were $21 million, $26 million and $124 million, respectively, for 2005, 2004 and 2003.

Management utilizes certain estimates and assumptions to determine the fair value of the subordinated retained interests, including the interest-only strip. These estimates and assumptions are generally based on projections of finance charges and fees paid related to the securitized assets, net credit losses, average loan life, the contractual fee to service the transferred assets and a discount rate commensurate with the retained interest. Changes in the estimates and assumptions used may have a significant impact in the Company’s fair valuation. The key economic assumptions used in measuring the subordinated retained interests at the time of issuance and during 2005 and 2004 were as follows (rates are per annum):

	2005	2004
Weighted average loan life (months)	4	4
Expected credit losses	3.30%–3.90%	3.98%–4.67%
Subordinated certificates discounted at	2.6%–4.8%	1.2%–3.5%
Residual cash flows discounted at	12.0%	8.3%–12.0%
Returns to investors
Variable	Contractual spread over LIBOR ranging from .00% to .90%	Contractual spread over LIBOR ranging from .04% to .90%
Fixed	1.7%–5.8%	1.7%–7.4%

The following table presents quantitative information about delinquencies, net credit losses and components of securitized cardmember loans on a trust basis at December 31:

(Billions)	Total Principal Amount of Loans	Principal Amount of Loans 30 Days or More Past Due	Net Credit Losses During the Year
2005
Cardmember loans managed	$54.3	$1.3	$2.1
Less: Securitized cardmember loans sold	21.2	0.6	1.0

Cardmember loans on balance sheet	$33.1	$0.7	$1.1

2004
Cardmember loans managed	$47.2	$1.2	$2.0
Less: Securitized cardmember loans sold	20.3	0.6	1.0

Cardmember loans on balance sheet	$26.9	$0.6	$1.0

The key economic assumptions and the sensitivity of the current year’s fair value of the interest-only strip to immediate 10 percent and 20 percent adverse changes in assumed economics are as follows:

(Millions, except rates per annum)	Monthly Payment Rate	Expected Credit Losses	Cash Flows from Interest-only Strips Discounted at
Assumption	26.2%	3.5%	12.0%
Impact on fair value of 10% adverse change	$13	$17	$0.4
Impact on fair value of 20% adverse change	$26	$34	$0.8

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

Notes to Consolidated

Financial Statements

AXP/AR.2005

[78]

The table below summarizes cash flows received from all securitization trusts for 2005 and 2004:

(Millions)	2005	2004
Proceeds from new securitizations during the period	$5,386	$3,888
Proceeds from collections reinvested in revolving cardmember securitizations	$63,011	$54,933
Servicing fees received	$412	$388
Other cash flows received on retained interests from interest-only strips	$2,194	$1,845

During the fourth quarter of 2004, the Company sold the equipment leasing product line in its small business financing unit. Prior to the sale, the Company securitized certain of the equipment lease receivables within that product line.

NOTE 6 Variable Interest Entities

During the third quarter of 2005, the Company and Ameriprise executed a reinsurance agreement for the Company to retain the risks and rewards of the travel and other card insurance businesses of AMEX Assurance Company (AAC), a subsidiary of Ameriprise. The Company also entered into a share purchase agreement with Ameriprise under which all of the ownership interests in and the rights and obligations of AAC will transfer to the Company within a period not to exceed two years from the spin-off date in consideration of a fixed purchase price equal to AAC’s net book value as of September 30, 2005, which was $115 million. As a result of these agreements and in accordance with FIN 46(R), the Company consolidates AAC as a variable interest entity for which the Company is considered the primary beneficiary. The Company recorded a $115 million liability related to the purchase of AAC, which is included in other liabilities on the Consolidated Balance Sheet as of December 31, 2005.

The following table presents the consolidated assets, which are restricted from use by the Company, and other balances related to AAC at December 31:

(Millions)	2005
Assets:
Investments	$83
Other assets	85

Total assets	$168

Total liabilities	$51

Net assets	$117

The Company’s securitizations of cardmember receivables are accounted for as secured borrowings, rather than as qualifying sales, in accordance with SFAS No. 140, because the receivables are transferred to non-qualifying special purpose entities. These entities are the American Express Issuance Trust (the Charge Trust), for periods beginning in 2005, and American Express Master Trust (AEMT), for periods prior to July 2005, when the AEMT was dissolved. The cardmember receivables securitized through these entities are not accounted for as sold and the securities issued to third-party investors are reported as long-term debt on the Company’s Consolidated Balance Sheets. In September 2005, the Company securitized $1.2 billion of floating-rate asset-backed notes through the Charge Trust. During 2005 and 2004, $1.9 billion and $1.1 billion of interests issued by AEMT matured. As of December 31, 2005 and 2004, the Charge Trust and AEMT held total assets of $9.9 billion and $7.4 billion, respectively, and total liabilities of $1.2 billion and $1.9 billion, respectively. The Charge Trust is consolidated by American Express Receivables Financing Corporation V LLC, a variable interest entity, which is in turn consolidated by the Company.

The Company has other variable interests for which it is not considered the primary beneficiary and, therefore, does not consolidate. These interests are represented by a carrying value of $134 million and $136 million of affordable housing partnerships within continuing operations at December 31, 2005 and 2004, respectively. The Company is a limited partner in affordable housing partnerships in which the Company has a less than 50 percent interest and receives the benefits and accepts the risks consistent with other limited partners. In the limited cases in which the Company has a greater than 50 percent interest in affordable housing partnerships, it was determined that the relationship with the general partner is an agent relationship and the general partner was most closely related to the partnership as it is the key decision maker and controls the operations. The Company’s maximum exposure to loss as a result of its investment in these partnerships is represented by the carrying value.

Notes to Consolidated

Financial Statements

AXP/AR.2005

[79]

NOTE 7 Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill reported in the Company’s operating segments were as follows:

(Millions)	U.S. Card Services	International Card & Global Commercial Services	Global Network & Merchant Services	Total
Balance at January 1, 2004	$205	$1,198	$104	$1,507
Acquisitions	—	11	—	11
Dispositions(a)	(22)	(4)	—	(26)
Other, including foreign currency translation	—	17	—	17

Balance at December 31, 2004	183	1,222	104	1,509
Other, including foreign currency translation	—	(20)	—	(20)

Balance at December 31, 2005	$183	$1,202	$104	$1,489

(a)	Primarily relates to the sale of the equipment leasing product line of American Express Business Finance Corporation.

Definite-lived intangible assets, which primarily consist of customer relationships and contracts, had a gross carrying amount and accumulated amortization of $271 million and $159 million, respectively, as of December 31, 2005 and $296 million and $169 million, respectively, as of December 31, 2004.

The aggregate amortization expense for these intangible assets during 2005, 2004 and 2003 was $49 million, $46 million and $45 million, respectively. These assets have a weighted average remaining useful life of four years. Estimated amortization expense associated with intangible assets for the five years ending December 31, 2010 is as follows (millions): 2006, $37; 2007, $15; 2008, $12; 2009, $7; and 2010, $5. During 2005, the Company acquired $43 million of intangible assets, which are being amortized, on average, over four years. In addition, the Company recorded dispositions and other foreign currency translation adjustments of $9 million.

NOTE 8 Short- and Long-Term Debt and Borrowing Agreements

Short-Term Debt

The Company’s short-term debt outstanding, defined as debt with original maturities of less than one year, primarily consists of commercial paper, borrowed funds and bank notes payable. Short-term debt at December 31 was as follows:

(Millions, except percentages)	2005					2004
	Outstanding Balance	Notional Amount of Swaps	Year-End Stated Rate on Debt(a)	Year-End Effective Interest Rate with Swaps(a)	Maturity of Swaps	Outstanding Balance	Notional Amount of Swaps	Year-End Stated Rate on Debt(a)	Year-End Effective Interest Rate with Swaps(a)	Maturity of Swaps
Commercial paper	$7,742	$—	4.19%	—	—	$7,604	$363	2.17%	2.16%	2005
Borrowed funds	3,257	133	4.72%	4.73%	2006–2010	3,043	—	2.39%	—	—
Bank notes payable	3,748	—	4.51%	—	—	3,059	2,800	2.59%	3.49%	2005
Other	886	—	2.86%	—	—	610	—	0.68%	—	—

Total	$15,633	$133	4.30%			$14,316	$3,163	2.24%

(a)	For floating rate debt issuances, the stated and effective interest rates were based on the respective rates at December 31, 2005 and 2004. These rates are not indicative of future interest rates.

As of December 31, 2005, there were no derivative financial instruments outstanding designated as hedges of the existing commercial paper and bank notes outstanding. The Company has designated the interest rate risk associated with cash flows of future commercial paper as well as bank note issuances as part of its on going hedging program. The notional amount as of December 31, 2005, of such designated derivative financial instruments was $4.5 billion, reflecting the hedge of future cash flows of anticipated issuances in 2006 through 2008. See Note 10 for additional discussion of the Company’s cash flow hedging strategies.

Unused lines of credit to support commercial paper borrowings were approximately $9.3 billion and $9.1 billion at December 31, 2005 and 2004, respectively.

Notes to Consolidated

Financial Statements

AXP/AR.2005

[80]

Long-Term Debt

The Company’s long-term debt outstanding, defined as debt with original maturities of one year or greater, primarily consists of senior notes and medium-term notes. Debt issuance costs are deferred and amortized over the term of the related instrument or, if the holder has a put option, over the put term. Long-term debt at December 31, was as follows:

(Millions, except percentages)	2005					2004
	Outstanding Balance	Notional Amount of Swaps	Year-End Stated Rate on Debt(b)	Year-End Effective Interest Rate with Swaps(b)	Maturity of Swaps	Outstanding Balance	Notional Amount of Swaps	Year-End Stated Rate on Debt(b)	Year-End Effective Interest Rate with Swaps(b)	Maturity of Swaps
American Express Company (Parent Company only)
Convertible Debentures due September 1, 2033	$2,000	$—	1.85%	—	—	$2,000	$—	1.85%	—	—
Fixed Rate Senior Notes due 2005–2013	3,242	—	4.79%	—	—	3,740	—	5.07%	—	—
American Express Travel Related Services Company Inc(e)
Fixed Rate Senior Notes due 2009	500	—	3.63%	—	—	500	—	3.63%	—	—
American Express Credit Corporation
Fixed and Floating Rate Senior and Medium-Term Notes due 2005–2015(a)	13,600	6,350	4.48%	2.99%	2006–2015	14,931	8,350	3.09%	2.85%	2005–2006
Borrowings under Bank Credit Facilities due 2009	3,329	3,028	5.25%	5.12%	2006–2010	3,683	1,537	4.54%	4.62%	2005–2010
American Express Centurion Bank
Fixed and Floating Rate Senior and Medium-Term Notes due 2005–2009	4,342	1,000	4.44%	4.31%	2006–2009	4,058	1,200	2.14%	2.31%	2005–2009
American Express Bank, FSB
Floating Rate Medium-Term Notes due 2005–2007	2,350	1,000	4.39%	4.18%	2006–2007	1,600	—	1.59%	—	—
American Express Receivables Financing Corporation LLC & American Express Receivables Financing Corporation V LLC
Floating Rate Senior Notes due 2005–2012(d)	1,116	—	4.42%	—	—	1,750	—	1.60%	—	—
Floating Rate Subordinated Notes due 2005–2012(d)	84	—	4.70%	—	—	142	—	1.98%	—	—
Other
Fixed Rate and Floating Rate Notes due 2005–2014(c)	218	105	5.77%	6.38%	2006–2007	272	106	6.03%	5.97%	2006–2007

Total	$30,781	$11,483	4.41%			$32,676	$11,193	3.16%

(a)	These balances include $2 billion and $1 billion notes which are subject to extension by the holders through March 5, 2008 and June 20, 2008, respectively.
(b)	For floating rate debt issuances, the stated and effective interest rates were based on the respective rate at December 31, 2005 and 2004. These rates are not indicative of future interest rates.
(c)	These balances include $93 million related to two sale-leaseback transactions as described in Note 11.
(d)	$1.2 billion of senior and subordinated notes were issued by American Express Receivables Financing Corporation V LLC during 2005. $1.9 billion of senior and subordinated notes primarily issued by American Express Receivables Financing Corporation LLC (RFC) matured during 2005. Portions of RFC floating rate senior and subordinated notes were included in the American Express Centurion Bank and the American Express Bank, FSB captions in prior periods.
(e)	American Express Travel Related Services Company Inc. fixed rate senior notes were issued by the Travel Related Services Parent Company.

Notes to Consolidated

Financial Statements

AXP/AR.2005

[81]

As of December 31, 2005, in addition to the hedges of existing long-term debt, the Company has designated the interest rate risk associated with cash flows related to future long-term debt issuances as part of its hedging program. The notional amount of such designated derivative financial instruments was $10.7 billion, reflecting the hedge of future cash flows of anticipated issuances in 2006 through 2008. See Note 10 for additional discussion of the Company’s cash flow hedging strategies.

As of December 31, 2005, the Company had $2 billion principal outstanding of 1.85 percent Convertible Senior Debentures due 2033 (the Debentures), which are unsecured and unsubordinated obligations of the Company. The Debentures may be put to the Company at accreted principal amount on December 1, 2006, 2008, 2013, 2018, 2023 or 2028 if the Company’s common stock is trading (during a specified averaging period) at or above the base conversion price but below the contingent conversion threshold. See Note 18 for additional information regarding conversion terms of Debentures.

Aggregate annual maturities on long-term debt obligations (based on final maturity dates) at December 31, 2005, are as follows:

(Millions)	2006	2007	2008	2009	2010	Thereafter	Total
American Express Company (Parent Company only)	$1,000	$748	$—	$499	$—	$2,995	$5,242
American Express Travel Related Services Company, Inc.	—	—	—	500	—	—	500
American Express Credit Corporation	2,300	6,300	999	4,900	2,028	402	16,929
American Express Centurion Bank	492	2,500	—	1,350	—	—	4,342
American Express Receivables Financing Corporation V LLC	—	—	—	—	600	600	1,200
American Express Bank, FSB	1,550	800	—	—	—	—	2,350
Other	42	83	—	—	—	93	218

Total	$5,384	$10,431	$999	$7,249	$2,628	$4,090	$30,781

As of December 31, 2005 and 2004, the Company maintained total bank lines of credit of $13.4 billion and $13.0 billion, respectively, of which $10.1 billion and $9.7 billion were unutilized as of December 31, 2005 and 2004, respectively.

The Company paid total interest (including amounts related to discontinued operations) primarily related to short-and long-term debt, corresponding interest rate products and customer deposits (net of amounts capitalized or refunded) of $2.4 billion, $1.6 billion and $1.7 billion in 2005, 2004 and 2003, respectively.

NOTE 9 Common and Preferred Shares

The Company has in place a share repurchase program to return equity capital in excess of its business needs to shareholders. These share repurchases both offset the issuance of new shares as part of employee compensation plans and reduce the number of shares outstanding. Since the inception of repurchase programs in September 1994, the Company has repurchased 530 million shares pursuant to total authorizations to repurchase up to 570 million shares, including purchases under past agreements with third parties. At December 31, 2005, the Company has 40 million shares remaining under such authorization. Such authorization does not have an expiration date, and at present, there is no intention to modify or otherwise rescind such authorization.

Of the common shares authorized but unissued at December 31, 2005, approximately 260 million shares were reserved for issuance for employee stock, employee benefit and dividend reinvestment plans, as well as convertible securities.

Notes to Consolidated

Financial Statements

AXP/AR.2005

[82]

The following table provides a reconciliation of common shares outstanding:

(Millions)	2005	2004	2003
Shares outstanding at beginning of year	1,249	1,284	1,305
Repurchases of common shares(a)	(34)	(69)	(36)
Other, primarily employee benefit plans	26	34	15

Shares outstanding at end of year	1,241	1,249	1,284

(a)	Includes purchases under share repurchase agreements that were entered into to partially offset the Company’s exposure to the effect on diluted earnings per share of outstanding in-the-money stock options issued under the Company’s stock option program.

The Board of Directors is authorized to permit the Company to issue up to 20 million preferred shares without further shareholder approval.

NOTE 10 Derivatives and Hedging Activities

Derivative financial instruments enable the Company to manage exposure to credit and various market risks. The value of such instruments is derived from an underlying variable or multiple variables, including commodity, equity, foreign exchange and interest rate indices or prices. The Company enters into various derivative financial instruments as part of its ongoing risk management activities as well as for customer and limited trading purposes. Credit risk associated with the Company’s derivatives is limited to the risk that a derivative counterparty will not perform in accordance with the terms of the contract. To mitigate such risk, counterparties are required to be pre-approved. Additionally, the Company may, from time to time, enter into master netting agreements where practical. As of December 31, 2005 and 2004, the total fair value, excluding accruals, of derivative product assets was $530 million and $722 million, respectively, and derivative product liabilities was $354 million and $1.1 billion, respectively. The following summarizes the Company’s use of derivative financial instruments.

Cash Flow Hedges

The Company uses interest rate products, primarily interest rate swaps, to manage interest rate risk related to the Company’s charge card business. The interest rate swaps are used primarily to achieve a targeted mix of fixed and floating rate funding as well as to protect the Company from the interest rate risk through hedging of its existing long-term debt, the rollover of short-term debt and the anticipated forecasted issuance of additional funding. See Note 8 for additional discussion of the cash flow hedging strategies related to short- and long-term debt. During 2005, the Company discontinued its only foreign currency risk cash flow hedge program, which related to the forecasted purchase of investment securities by foreign subsidiaries. The anticipated transactions were no longer probable of occurring in accordance with the original strategy.

During 2005, 2004 and 2003, the Company recognized the following impacts in other comprehensive (loss) income related to its cash flow hedging activity.

(Millions)	2005	2004	2003
Unrealized gains (losses) net of tax of $161, $3 and $(174), respectively	$300	$6	$(323)
Reclassification for realized (gains) losses, net of tax of $(23), $161 and $224, respectively	(44)	298	415

Net unrealized derivative gains	$256	$304	$92

As of December 31, 2004, net unrealized derivatives losses, net of tax, reflected in accumulated other comprehensive income were $142 million, including $29 million of gains associated with discontinued operations. For 2005 activity, excluded from the table above is $19 million of net change in accumulated other comprehensive income related to discontinued operations. As of December 31, 2005, net unrealized derivatives gains, net of tax, reflected in accumulated other comprehensive income were $143 million.

At December 31, 2005, the Company expects to reclassify $184 million of net pretax gains on derivative instruments from accumulated other comprehensive (loss) income to earnings during the next twelve months. In the event that cash flow hedge accounting is no longer applied (i.e., the Company de-designates a derivative as hedge, a hedge is no longer considered to be highly effective, or the forecasted transaction being hedged is no longer probable of occurring), the reclassification from accumulated other comprehensive (loss) income into earnings may be accelerated and all future market value fluctuations of the derivative will be reflected in earnings.

During 2005 and 2004, the Company recognized the following impacts in other revenue related to these activities. The Company recognized no impact in 2003.

(Millions)	2005	2004
Cash flow hedge ineffective net gains	$3	$1
Cash flow hedge (losses) gains on forecasted transactions no longer probable to occur	$(2)	$16

Notes to Consolidated

Financial Statements

AXP/AR.2005

[83]

Currently, the longest period of time over which the Company is hedging exposure to the variability in future cash flows is approximately 5 years, which is related to long-term debt. For 2005, 2004 and 2003, there were no gains or losses on derivative transactions or portions thereof that were excluded from the assessment of hedge effectiveness. The total fair value, excluding accruals, of derivative product assets and liabilities designated as cash flow hedges was $226 million and $5 million, respectively, as of December 31, 2005 and $90 million and $266 million, respectively, as of December 31, 2004.

Fair Value Hedges

The Company is exposed to interest rate risk associated with its fixed rate long-term debt and the Company uses interest rate swaps to convert certain fixed rate debt to floating rate at the time of issuance. In conjunction with its international banking activities, the Company hedges the fair value changes related to a portion of its callable term customer deposits. Such transactions are hedged using callable interest rate swaps. The Company is also subject to interest rate risk related to its fixed rate corporate debt securities and, from time to time, the Company enters into interest rate swaps to hedge this exposure. For 2005, 2004 and 2003, there were no gains or losses on derivative transactions or portions thereof that were excluded from the assessment of hedge effectiveness. Hedge ineffectiveness for 2005, 2004 and 2003 was immaterial. The total fair value, excluding accruals, of derivative product assets and liabilities designated as fair value hedges was $4 million and $97 million, respectively, as of December 31, 2005 and $12 million and $88 million, respectively, as of December 31, 2004.

Hedges of Net Investment in Foreign Operations

The Company designates foreign currency derivatives, primarily forward agreements, as hedges of net investments in certain foreign operations. For 2005, the net amount of total losses related to the hedges included in foreign currency translation adjustments was $8 million, net of tax. The total fair value of these derivative product assets and liabilities was $20 million and $13 million as of December 31, 2005 and $13 million and $120 million as of December 31, 2004.

Derivatives Not Designated as Hedges

The Company has economic hedges that either do not qualify or are not designated for hedge accounting treatment.

Foreign currency transactions and non-U.S. dollar cash flow exposures are economically hedged, where practical, through foreign currency contracts, primarily forward contracts, foreign currency options and cross-currency swaps. Foreign currency contracts involve the purchase and sale of a designated currency at an agreed upon rate for settlement on a specified date. Such foreign currency forward contracts entered into by the Company generally mature within one year. The total fair value, excluding accruals, of these derivative product assets and liabilities were both $13 million as of December 31, 2005 and $44 million and $78 million, respectively, as of December 31, 2004.

From time to time, the Company will also enter into interest rate swaps to specifically manage funding costs related to its credit card business. As of December 31, 2005, the fair value was not significant. As of December 31, 2004, the total fair value of derivative product assets and liabilities was $14 million and $10 million, respectively.

Within its international banking operations, the Company enters into derivative contracts to meet the needs of its clients and, to a limited extent, for trading purposes, including taking proprietary positions. The international banking derivative activities also include economic hedging of various foreign currency and interest rate exposures related to its other banking activities. The total fair value, excluding accruals, of these derivative product assets and liabilities was $267 million and $226 million, respectively, as of December 31, 2005 and $549 million and $498 million, respectively, as of December 31, 2004. These amounts include the identified embedded derivatives discussed below.

Embedded Derivatives

The Company has identified certain derivatives embedded in other financial instruments that are required to be accounted for separately from the host financial instrument. Such items included certain structured customer deposit products issued by the international banking operations which have returns tied to the performance of equity markets or other indexes and financial instruments. As of December 31, 2005 and 2004, the total fair value of such derivative product liabilities was $25 million and $1 million, respectively.

Notes to Consolidated

Financial Statements

AXP/AR.2005

[84]

NOTE 11 Guarantees and Certain Off-Balance Sheet Items

The Company provides cardmember protection plans that cover losses associated with purchased products, as well as certain other guarantees in the ordinary course of business that are within the scope of FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirement for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45).

The following table provides information related to guarantees that are within the scope of FIN 45 as of December 31:

	2005		2004
Type of Guarantee	Maximum amount of undiscounted future payments(a) (Billions)	Amount of related liability at December 31, 2005 (Millions)	Maximum amount of undiscounted future payments(a) (Billions)	Amount of related liability at December 31, 2004 (Millions)
Credit Card Registry(b)	$22	$—	$24	$—
Merchandise and Account Protection(c)	53	48	51	45
Merchant Protection(d)	10	43	7	46
Baggage Protection	10	17	8	19
Other(e)	2	98	1	151

Total	$97	$206	$91	$261

(a)	Calculated based on the hypothetical scenario that all claims occur within the next 12 months.
(b)	This benefit will cancel and request replacements of any lost or stolen cards, and provides for fraud liability coverage and passport replacement, among other benefits.
(c)	These benefits (i) protect eligible purchases made with the card against accidental damage or theft for up to 90 days from the date of purchase; (ii) ensure that a cardmember pays the lowest price available on covered items purchased entirely with an eligible American Express card; and (iii) provide account protection in the event that a cardmember is unable to make payments on the account due to unforeseen hardship.
(d)	Represents the Company’s contingent liability arising from billing disputes between the cardmembers and the merchant, primarily for non-delivery of goods and services.
(e)	Other primarily relates to contingent consideration obligations as well as guarantees the Company provides through its international banking business that are within the scope of FIN 45, including financial letters of credit, performance guarantees and financial guarantees. Generally these guarantees range in term from three months to one year. The Company receives a fee related to these guarantees, many of which help facilitate cross-border transactions. The maximum potential exposure for the Company’s international banking guarantees at both December 31, 2005 and 2004 was approximately $1 billion. The Company held collateral of $936 million and $788 million related to such guarantees at December 31, 2005 and 2004, respectively.

The above table reflects only those guarantees that are within the scope of FIN 45. Expenses relating to actual claims under these guarantees for 2005 and 2004 were approximately $15 million and $20 million, respectively.

In addition, the Company had the following other commitments as of December 31:

(Millions)	2005	2004
Loan commitments and other lines of credit	$493	$567
Bank letters of credit and other bank guarantees outside the scope of FIN 45	$529	$646

The Company issues commercial and other letters of credit to facilitate the short-term trade-related needs of its banking clients, which typically mature within six months. At December 31, 2005 and 2004, the Company held $337 million and $281 million, respectively, of collateral supporting commercial and other letters and lines of credit.

The Company also has commitments aggregating $213 billion and $176 billion related to its card business in 2005 and 2004, respectively, primarily related to commitments to extend credit to certain cardmembers as part of established lending product agreements. Many of these are not expected to be drawn; therefore, total unused credit available to cardmembers does not represent future cash requirements. The Company’s charge card products have no preset spending limit and are not reflected in unused credit available to cardmembers.

In addition, the Company has certain contingent obligations for worldwide business arrangements that relate to contractual agreements with partners, primarily with co-brand partners. The contingent obligations under such arrangements were $3.3 billion as of December 31, 2005.

Notes to Consolidated

Financial Statements

AXP/AR.2005

[85]

The Company leases certain office facilities and operating equipment under noncancelable and cancelable agreements. Total rental expense amounted to $367 million, $316 million and $304 million in 2005, 2004 and 2003, respectively. At December 31, 2005, the minimum aggregate rental commitment under all noncancelable operating leases (net of subleases of $30 million) was:

(Millions)
2006	$229
2007	208
2008	177
2009	146
2010	126
Thereafter	1,286

Total	$2,172

During 2005, the Company completed sale-leaseback transactions on four of its owned properties which were sold at fair value. These transactions have been accounted for as sale-leasebacks and are included in total operating lease obligations. Proceeds from these four transactions totaled $172 million and the aggregate net book value of these properties removed from the Company’s Consolidated Balance Sheet was $124 million. The pretax gain of approximately $46 million, net of $2 million in closing costs, has been deferred and will be amortized over the ten year term of the operating leasebacks as a reduction to rental expense.

In December 2004, the Company completed sale-leaseback transactions on five of its owned properties which were sold at fair value. Four of these transactions have been accounted for as sale-leasebacks and are included in total operating lease obligations. Proceeds from these transactions totaled $187 million and the aggregate net book value of these four properties removed from the Company’s Consolidated Balance Sheet was $91 million. The pretax gain of approximately $94 million, net of $2 million in closing costs, has been deferred and will be amortized over the ten year term of the operating leasebacks as a reduction to rental expense.

One of the 2004 sale-leaseback transactions has been accounted for as financing because of certain terms contained in the lease agreement. The $95 million in proceeds from this transaction has been classified as long-term debt and the balance as of December 31, 2005 was $93 million. At December 31, 2005, the Company’s minimum aggregate rental commitment under this transaction is approximately $6 million per annum from 2006 through 2010 and $26 million thereafter.

NOTE 12 Contingencies

The Company and its subsidiaries are involved in a number of legal and arbitration proceedings concerning matters arising in connection with the conduct of their respective business activities. These include several class actions involving the Company’s card businesses among other matters. The Company believes it has meritorious defenses to each of these actions and intends to defend them vigorously.

The Company believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory proceedings which would have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material impact on results of operations in any particular reporting period as the proceedings are resolved.

Notes to Consolidated

Financial Statements

AXP/AR.2005

[86]

NOTE 13 Fair Values of Financial Instruments

The following table discloses fair value information for financial instruments. The fair values of financial instruments are estimates based upon market conditions and perceived risks at December 31, 2005 and 2004 and require management judgment. These figures may not be indicative of their future fair values. The fair value of the Company, therefore, cannot be estimated by aggregating the amounts presented.

The following table discloses fair value information for financial instruments:

	2005		2004
December 31, (Billions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Assets for which carrying values equal or approximate fair value	$106	$106	$98	$98
Financial Liabilities
Liabilities for which carrying values equal or approximate fair value	$57	$57	$50	$50
Long-term debt	$31	$31	$33	$33

See Note 3 for carrying and fair value information regarding investments, Note 10 for fair value information regarding derivative financial instruments and Note 11 for carrying and fair value information regarding guarantees and certain off-balance sheet items. The following methods were used to estimate the fair values of financial assets and financial liabilities.

Financial Assets

Assets for which carrying values equal or approximate fair values include cash and cash equivalents, cardmember receivable and accrued interest, certain other assets and derivative financial instruments. Generally these assets are either short-term in duration, variable rate in nature or are recorded at fair value on the Consolidated Balance Sheets.

Generally, investments are carried at fair value on the Consolidated Balance Sheets and gains and losses are recognized in the Consolidated Statements of Income upon disposition of the securities or when management determines that a decline in value is other-than-temporary.

For variable-rate loans that reprice within one year and for which there has been no significant change in counterparties’ creditworthiness, fair values approximate carrying values.

The fair values of all other loans except those with significant credit deterioration, are estimated using discounted cash flow analysis, based on current interest rates for loans with similar terms to borrowers of similar credit quality. For loans with significant credit deterioration, fair values are based on estimates of future cash flows discounted at rates commensurate with the risk inherent in the revised cash flow projections, or for collateral dependent loans on collateral values.

Financial Liabilities

Liabilities for which carrying values equal or approximate fair values include customers’ deposits, Travelers Cheques outstanding, investment certificate reserves, short-term debt, certain other liabilities and derivative financial instruments. Generally these liabilities are either short-term in duration, variable rate in nature or are recorded at fair value on the Consolidated Balance Sheets.

For variable-rate long-term debt that reprices within one year, fair value approximates carrying value. For other long-term debt, fair value is estimated using either quoted market prices or discounted cash flows based on the Company’s current borrowing rates for similar types of borrowing.

Notes to Consolidated

Financial Statements

AXP/AR.2005

[87]

NOTE 14 Significant Credit Concentrations

A credit concentration may exist if customers are involved in similar industries, economic sectors and geographic regions. The Company’s customers operate in diverse economic sectors and geographic regions. Therefore, management does not expect any material adverse consequences to the Company’s financial position, results of operations or cash flows to result from these types of credit concentrations.

Certain distinctions between categories require management judgment. The following table represents the Company’s maximum credit exposure by industry, including the credit exposure associated with derivative financial instruments, at December 31:

(Billions, except percentages)	2005	2004
Financial institutions(a)	$15.3	$16.2
Individuals, including cardmember receivables and loans(b)	287.4	238.9
U.S. Government and agencies(c)	12.9	12.3
All other	7.9	10.1

Total	$323.5	$277.5

Composition:
On-balance sheet	34%	36%
Off-balance sheet	66%	64%

Total	100%	100%

(a)	Financial institutions primarily include banks, broker-dealers, insurance companies and savings and loan associations.
(b)	Charge card products have no preset spending limit; therefore, the quantified credit amount includes the total credit line available to cardmembers. The unused lines aggregating $213 billion and $176 billion in 2005 and 2004, respectively, represent commitments of the Company. See Note 11 for further explanation.
(c)	U.S. Government and agencies represent the U.S. Government and its agencies, states and municipalities, and quasi-government agencies.

Exposure to Airline Industry

Historically, the Company has not experienced significant revenue declines resulting from a particular airline’s scaling-back or closure of operations due to bankruptcy or other financial challenges because the volumes generated from the airline are typically shifted to other participants in the industry that accept the Company’s card products. Nonetheless, the Company is exposed to business and credit risk in the airline industry primarily through business arrangements where the Company has remitted payment to the airline for a cardmember purchase of tickets that have not yet been used or “flown.” This creates a potential exposure for the Company in the event that the cardmember is not able to use the ticket and the Company, based on the facts and circumstances, credits the cardmember for the unused ticket. Historically, this type of exposure has not generated any significant losses for the Company because of the need for an airline that is operating under bankruptcy protection to continue accepting credit and charge cards and honoring requests for credits and refunds in the ordinary course of business, and in furtherance of its reorganization and its formal assumption, with bankruptcy court approval, of its card acceptance agreement, including approval of the Company’s right to hold cash to cover these potential exposures to provide credits to cardmembers. Typically, as an airline’s financial situation deteriorates, the Company delays payment to the airlines thereby increasing cash held to protect itself in the event of an ultimate liquidation of the airline. The Company’s goal in these distressed situations is to hold sufficient cash over time to ensure that upon liquidation the cash held is equivalent to the credit exposure related to any unused tickets.

As part of Delta Airlines’ (Delta) decision to file for protection under Chapter 11 of the Bankruptcy Code, the Company agreed with Delta to restructure certain of its financial arrangements with the airline. In particular, Delta agreed to repay to the Company an aggregate $557 million, primarily representing the Company’s prepayment of Delta SkyMiles rewards points. Contemporaneously with the repayment, the Company lent to Delta $350 million as part of Delta’s post-petition, debtor-in-possession (DIP) financing under the Bankruptcy Code. At December 31, 2005, the remaining principal balance is $300 million. This post-petition facility continues to be structured as an advance against the Company’s obligations to purchase Delta SkyMiles rewards points under the Company’s co-brand and Membership Rewards agreements and will be amortized ratably each month beginning in July 2006 through November 2007. The Company’s post-petition facility is secured by (i) senior liens on Delta assets specifically related to its American Express co-brand, Membership Rewards and card acceptance relationships and (ii) liens subordinate to senior liens on all other Delta assets including the assets and shares of certain Delta subsidiaries.

NOTE 15 Stock Plans

Stock Option and Award Programs

Under the 1998 Incentive Compensation Plan, awards may be granted to officers and other key individuals who perform services for the Company and its participating subsidiaries. These awards may be in the form of stock options, restricted stock, portfolio grants and similar awards designed to meet the requirements of non-U.S. jurisdictions.

Notes to Consolidated

Financial Statements

AXP/AR.2005

[88]

The Company also has options that remain outstanding pursuant to a Directors’ Stock Option Plan that expired in 2003. Under these plans, there were a total of 71 million, 68 million and 78 million common shares available for grant at December 31, 2005, 2004 and 2003, respectively. Each option has an exercise price equal to the market price of the Company’s common stock on the date of grant and a term of no more than 10 years. Summarized below are the vesting provisions relating to stock options:

Grant Year	Vesting Provisions
2005–2004–2003	Generally vest ratably at 25 percent per year beginning with the first anniversary of the grant date
Prior to 1999 and in 2002	Generally vest ratably at 33 1/3 percent per year beginning with the first anniversary of the grant date
2001–2000–1999	Generally vest ratably at 33 1/3 percent per year beginning with the second anniversary of the grant date

In 1998, the Company adopted a restoration stock option program. This program provided that employees who exercised options that had been outstanding at least five years by surrendering previously owned shares as payment would automatically receive a new (restoration) stock option with an exercise price equal to the market price on the date of exercise. The size of the restoration option was equal to the number of shares surrendered plus any shares surrendered or withheld to satisfy the employees’ income tax requirements. The term of the restoration option, which became exercisable six months after grant, was equal to the remaining life of the original option. In July 2003, the Company discontinued granting restoration options upon the eligible exercise of a stock option granted on or after January 1, 2004. In July 2004, the Company further discontinued granting restoration options upon the exercise of any stock options effective January 1, 2005.

A summary of stock option and nonvested restricted stock award (RSA) activity as of December 31, 2005, and changes during the year are presented below:

(Shares in thousands)	Stock Options		RSAs
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Grant Price
Outstanding at beginning of year	131,872	$39.97	11,799	$41.25
Granted	6,858	$52.31	3,896	$52.30
Exercised/vested	(26,618)	$37.03	(5,487)	$36.47
Forfeited/expired	(4,329)	$45.39	(2,696)	$46.33
Adjustment pursuant to Ameriprise spin-off(a)	15,992	—	1,466	—

Outstanding at end of year	123,775	$35.75	8,978	$40.77

Options exercisable at end of year	105,423	$34.89

(a)	The adjustment is as a result of the Ameriprise spin-off described in Note 2, which increased the number of options and RSAs and decreased the exercise/ grant price for these stock awards. No additional compensation expense was created by the adjustment.

Notes to Consolidated

Financial Statements

AXP/AR.2005

[89]

Stock Options

The weighted average remaining contractual life of the stock options outstanding as of December 31, 2005 was 5.1 years. The aggregate intrinsic value of the stock options outstanding and exercisable as of December 31, 2005 was $1.9 billion and $1.7 billion, respectively. The total intrinsic value of options exercised during 2005, 2004 and 2003 was $455 million, $633 million and $191 million, respectively.

The fair value of each option is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2005, 2004 and 2003:

	2005	2004	2003
Dividend yield	0.9%	0.8%	1.0%
Expected volatility	24%	30%	34%
Risk-free interest rate	3.6%	2.9%	2.9%
Expected life of stock option (years)	4.5	4.2	4.5
Weighted average fair value per option	$12.59	$13.27	$10.08

The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated increases. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur.

Restricted Stock Awards

Restricted Stock Awards (RSAs) granted in 2005, 2004 and 2003 generally vest ratably at 25 percent per year beginning with the first anniversary of the grant date. RSAs granted prior to 2003 generally vest four years from date of grant. The compensation expense associated with these awards is recognized straight-line over the vesting period.

As of December 31, 2005, there was $216 million of total unrecognized compensation cost related to RSAs. That cost is expected to be recognized over a weighted-average period of 2.4 years. The total fair value of shares vested during 2005, 2004 and 2003 was $290 million, $97 million and $34 million, respectively.

Portfolio Grants

In addition, the Company grants Portfolio Grants which are awards that earn value based on the Company’s or segment’s financial performance and the Company’s total shareholder return versus that of the S&P Financial Index over a 3-year performance period, subject to business and individual adjustments. The fair value of the award is estimated at the date of grant and updated quarterly and recognized over the performance period.

The components of the Company’s pretax stock-based compensation expense (net of cancellations) and associated income tax benefit, are as follows:

(Millions)	2005	2004	2003
Stock options	$84	$69	$31
Restricted stock awards	144	112	72
Portfolio grants(a)	26	—	—

Total	$254	$181	$103

Income tax benefit	$89	$63	$36

(a)	The 2005 expense represents only the amount recognized since July 1, 2005, when as a result of the adoption of SFAS 123(R), these awards were accounted for as stock-based compensation although paid in cash.

NOTE 16 Retirement Plans

Defined Benefit Pension Plans

The Company sponsors the American Express Retirement Plan (the Plan), a noncontributory defined benefit plan which is a qualified plan under the Employee Retirement Income Security Act of 1974, as amended (ERISA), under which the cost of retirement benefits for eligible employees in the United States is measured by length of service, compensation and other factors and is currently being funded through a trust. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by ERISA. The Plan is a cash balance plan and employees’ accrued benefits are based on notional account balances, which are maintained for each individual. Each pay period these balances are credited with an amount equal to a percentage, determined by an employee’s age plus service, of compensation as defined by the Plan (which includes, but is not limited to, base pay, certain incentive pay and commissions, shift differential, and overtime). Employees’ balances are also credited daily with a fixed rate of interest that is updated each January 1 and is based on the average of the daily five-year U.S. Treasury Note yields for the previous October 1 through November 30, with a minimum crediting rate of 5 percent and a maximum crediting rate equal to the lesser of (i) 10 percent or (ii) the annual maximum interest rate set by the U.S. Government for determining lump-sum values. Employees and their beneficiaries have the option to receive annuity payments upon retirement or select a lump-sum payout at vested termination, death, disability or retirement.

In addition, the Company sponsors an unfunded non-qualified Supplemental Retirement Plan (the SRP) for certain highly compensated employees to replace the benefit that cannot be provided by the Plan due to Internal Revenue Service limits. The SRP is an excess benefit plan and its terms generally parallel those of the Plan but the SRP’s definition of compensation and payment options differ.

Notes to Consolidated

Financial Statements

AXP/AR.2005

[90]

Most employees outside the United States are covered by local retirement plans, some of which are funded, while other employees receive payments at the time of retirement or termination under applicable labor laws or agreements.

The Company measures the obligations and related asset values for its pension and other postretirement benefit plans as of September 30th.

The components of the net periodic pension cost for all defined benefit plans accounted for under SFAS No. 87, “Employers’ Accounting for Pensions,” are as follows:

(Millions)	2005	2004	2003
Service cost	$104	$99	$92
Interest cost	117	109	102
Expected return on plan assets	(141)	(142)	(126)
Amortization of:
Prior service costs	1	(4)	(6)
Transition obligation (asset)	—	1	(2)
Recognized net actuarial loss	27	19	18
Settlements/curtailment loss	4	3	9

Net periodic pension benefit cost	$112	$85	$87

The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10 percent of the greater of the projected benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The following tables provide a reconciliation of the changes in the plans’ projected benefit obligation and fair value of assets for all plans accounted for under SFAS No. 87:

Reconciliation of Change in Projected Benefit Obligation

(Millions)	2005	2004
Projected benefit obligation, October 1 prior year	$2,168	$1,896
Service cost	104	99
Interest cost	117	109
Benefits paid	(59)	(51)
Actuarial loss	220	94
Plan amendments(a)	—	(3)
Settlements/curtailments	(51)	(51)
Foreign currency exchange rate changes	(107)	75

Projected benefit obligation at September 30,	$2,392	$2,168

(a)	The plan amendment in 2004 reduced the future benefit accruals under the Plan for employees supporting U.S. Business Travel effective January 1, 2005.

Reconciliation of Change in Fair Value of Plan Assets

(Millions)	2005	2004
Fair value of plan assets, October 1 prior year	$1,975	$1,744
Actual return on plan assets	326	207
Employer contributions	41	53
Benefits paid	(59)	(51)
Settlements	(51)	(51)
Foreign currency exchange rate changes	(97)	73

Fair value of plan assets at September 30,	$2,135	$1,975

The Company complies with the minimum funding requirements in all countries. The following table reconciles the plans’ funded status (benefit obligation less fair value of plan assets) to the amounts recognized on the Consolidated Balance Sheets:

Funded Status

(Millions)	2005	2004
Funded status at September 30,	$(257)	$(193)
Unrecognized net actuarial loss	508	534
Unrecognized prior service cost	14	15
Unrecognized net transition obligation	1	1
Fourth quarter contributions	5	5

Net amount recognized at December 31,	$271	$362

Accumulated benefit obligation at September 30,	$2,163	$2,036

The following table provides the amounts recognized on the Consolidated Balance Sheets as of December 31:

(Millions)	2005	2004
Accrued benefit liability	$(203)	$(204)
Prepaid benefit cost	445	543
Minimum pension liability adjustment	29	23

Net amount recognized at December 31,	$271	$362

The projected benefit obligation for all pension plans as of September 30, 2005 and 2004 was $2.4 billion and $2.2 billion, respectively. The Company must also disclose the projected benefit obligation and related fair value of plan assets for specific pension plans where the projected benefit obligation exceeds the fair value of plan assets. The projected benefit obligation and related fair value of plan assets for these specific pension plans was $2.3 billion and $2.1 billion, respectively, as of September 30, 2005, and $1.3 billion and $1.0 billion, respectively, as of September 30, 2004.

Notes to Consolidated

Financial Statements

AXP/AR.2005

[91]

The accumulated benefit obligation for pension plans, primarily unfunded plans, where the accumulated benefit obligation exceeds the fair value of plan assets was $221 million and $214 million as of September 30, 2005 and 2004, respectively. The fair value of the related plan assets was $17 million and $15 million at these dates.

The weighted average assumptions used to determine benefit obligations were:

	2005	2004
Discount rates	5.1%	5.5%
Rates of increase in compensation levels	4.2%	4.0%

The weighted average assumptions used to determine net periodic benefit cost were:

	2005	2004	2003
Discount rates	5.5%	5.7%	6.2%
Rates of increase in compensation levels	4.0%	3.9%	3.9%
Expected long-term rates of return on assets	7.8%	7.8%	8.0%

For 2005, the Company assumed on a weighted average basis a long-term rate of return on assets of 7.8 percent. In developing the 7.8 percent expected long-term rate assumption, management evaluated input from an external consulting firm, including its projection of asset class return expectations and long-term inflation assumptions. The Company also considered the historical returns on the plan assets. The discount rate assumption for the Company’s material plans (U.S. and U.K.) was determined by using a model consisting of bond portfolios that match the cash flows of the plan’s projected benefit payments. The use of the rate produced by this model will result in a projected obligation that would equal the current market value of a portfolio of high-quality zero coupon bonds whose maturity dates and amounts would be the same as the timing and amount of expected future benefit payments.

The asset allocation for the Company’s pension plans at September 30, 2005 and 2004, and the target allocation for 2006, by asset category, are below. Actual allocations will generally be within 5 percent of these targets.

	Target Allocation 2006	Percentage of Plan assets at
		2005	2004
Equity securities	67%	68%	67%
Debt securities	27%	26%	28%
Other	6%	6%	5%

Total	100%	100%	100%

The Company invests in an aggregate diversified portfolio to ensure that adverse or unexpected results from a security class will not have a detrimental impact on the entire portfolio. The portfolio is diversified by asset type, performance and risk characteristics and number of investments. Asset classes and ranges considered appropriate for investment of the plan’s assets are determined by each plan’s investment committee. The asset classes typically include domestic and foreign equities, emerging market equities, domestic and foreign investment grade and high-yield bonds and domestic real estate.

The Company’s retirement plans expect to make benefit payments to retirees as follows (millions): 2006, $142; 2007, $128; 2008, $137; 2009, $148; 2010, $151; and 2011-2015, $1,002. In addition, the Company expects to contribute $44 million to its pension plans in 2006.

Defined Contribution Retirement Plans

The Company sponsors defined contribution retirement plans, the principal plan being the Incentive Savings Plan (“ISP”), a 401(k) savings plan with a profit sharing and stock bonus plan feature which is a qualified plan under ERISA and which covers most employees in the United States. Under the terms of the ISP, employees have the option of investing in the American Express Company Stock Fund, which invests primarily in the Company’s common stock, through accumulated payroll deductions. In addition, at least quarterly the Company makes automatic cash contributions equal to 1 percent per annum of a qualifying employee’s base salary. Such contributions are invested automatically in the American Express Company Stock Fund and, effective August 2, 2004, can be directed at any time into other ISP investment options. Compensation expense related to the Company’s contribution was $15 million in 2005, 2004 and 2003, which is included in defined contribution plan expense discussed below. The ISP held 17 million and 22 million shares of American Express Common Stock at December 31, 2005 and 2004, respectively, beneficially for employees.

Notes to Consolidated

Financial Statements

AXP/AR.2005

[92]

The total defined contribution plan expense was $116 million, $117 million and $106 million in 2005, 2004 and 2003, respectively.

Other Postretirement Benefits

The Company sponsors defined postretirement benefit plans that provide health care and life insurance to certain retired U.S. employees. Net periodic postretirement benefit expenses were $36 million, $35 million and $36 million in 2005, 2004 and 2003, respectively. Effective January 1, 2004, the Company decided to only provide a subsidy for these benefits for employees who were at least age 40 with at least 5 years of service as of December 31, 2003.

The recognized liabilities for the Company’s defined postretirement benefit plans are as follows:

Reconciliation of Accrued Benefit Cost and Total Amount Recognized

(Millions)	2005	2004
Funded status of the plan	$(388)	$(354)
Unrecognized prior service cost	(8)	(10)
Unrecognized actuarial loss	172	158
Fourth quarter payments	6	6

Net amount recognized	$(218)	$(200)

Accumulated benefit obligation at September 30,	$(388)	$(354)

Weighted average assumptions to determine benefit obligations:

	2005	2004
Discount rates	5.4%	5.75%
Health care cost increase rate:
Following year	10.0%	10.5%
Decreasing to the year 2016	5%	5%

A one percentage-point change in assumed health care cost trend rates would have the following effects:

	One percentage- point increase		One percentage- point decrease
(Millions)	2005	2004	2005	2004
Increase (decrease) on benefits earned and interest cost for U.S. plans	$1	$1	$(1)	$(1)
Increase (decrease) on accumulated postretirement benefit obligation for U.S. plans	$20	$20	$(18)	$(17)

NOTE 17 Income Taxes

The components of income tax provision included in the Consolidated Statements of Income on income from continuing operations were as follows:

(Millions)	2005	2004	2003
Current income tax provision:
U.S. federal	$864	$756	$343
U.S. state and local	97	12	96
Foreign	385	165	265

Total current provision	$1,346	$933	$704

Deferred income tax provision (benefit):
U.S. federal	$(236)	$308	$402
U.S. state and local	(46)	7	18
Foreign	(37)	(103)	(44)

Total deferred provision (benefit)	$(319)	$212	$376

Total income tax provision	$1,027	$1,145	$1,080

A reconciliation of the U.S. federal statutory rate of 35 percent to the Company’s effective income tax rate for 2005, 2004 and 2003 on continuing operations was as follows:

	2005	2004	2003
Combined tax at U.S. statutory rate	35.0%	35.0%	35.0%
Changes in taxes resulting from:
Tax-preferred investments	(3.7)	(4.2)	(4.7)
State and local income taxes	0.8	0.3	2.2
Foreign earnings	(3.4)	(2.4)	(1.5)
IRS tax settlement	(4.5)	(0.5)	—
All other	—	1.6	0.6

Effective tax rates	24.2%	29.8%	31.6%

Accumulated earnings of certain foreign subsidiaries, which totaled $3.2 billion at December 31, 2005, are intended to be permanently reinvested outside the United States. Accordingly, federal taxes, which would have aggregated approximately $675 million, have not been provided on those earnings.

Deferred income tax provision (benefit) results from differences between assets and liabilities measured for financial reporting and for income tax return purposes. The significant components of deferred tax assets and liabilities related to continuing operations at December 31, 2005 and 2004 are reflected in the following table:

(Millions)	2005	2004
Deferred tax assets:
Reserves not yet deducted for tax purposes	$2,583	$2,204
Deferred compensation	156	49
Deferred cardmember fees	38	30
Net unrealized derivatives losses	—	62
Other	105	148

Gross deferred tax assets	$2,882	$2,493

Deferred tax liabilities:
Depreciation and amortization	$533	$415
Deferred revenue	345	264
Asset securitizations	310	319
Net unrealized securities gains	88	191
Net unrealized derivatives gains	77	—
Deferred acquisition costs	43	41
Other	216	249

Gross deferred tax liabilities	$1,612	$1,479

Net deferred tax assets	$1,270	$1,014

Notes to Consolidated

Financial Statements

AP/AR.2005

[93]

The gross deferred tax assets are shown net of a valuation allowance of $55 million and $28 million at December 31, 2005 and 2004, respectively. The valuation allowance relates to deferred tax assets associated with non-U.S. operations.

Net income taxes paid by the Company (including amounts related to discontinued operations) during 2005, 2004 and 2003 were $1.7 billion, $1.1 billion and $1.2 billion, respectively, and include estimated tax payments and cash settlements relating to prior tax years. The actual tax benefit realized for tax deductions from stock option exercises which are recorded in additional paid-in capital totaled $234 million, $158 million and $60 million, respectively, for the years ended December 31, 2005, 2004 and 2003.

Comprehensive income in the Consolidated Statements of Shareholders’ Equity is presented net of the following income tax provision (benefit) amounts:

Comprehensive Income Components

(Millions)	2005	2004	2003
Net unrealized securities losses	$(103)	$(92)	$(91)
Net unrealized derivative gains	139	152	60
Foreign currency translation gains (losses)	29	11	(5)
Minimum pension liability	(2)	—	18

Net income tax (benefit) provision	$63	$71	$(18)

The table above excludes 2005 activity associated with discontinued operations. Income tax provision (benefit) amounts in 2005 on net unrealized securities gains, net unrealized derivative losses and foreign currency translation adjustments included in accumulated other comprehensive income associated with discontinued operations were ($218) million, $15 million and

($8) million, respectively.

NOTE 18 Earnings Per Common Share

Basic EPS is computed using the average actual shares outstanding during the period. Diluted EPS is basic EPS adjusted for the dilutive effect of stock options, RSAs and other financial instruments that may be converted into common shares. The basic and diluted EPS computations for the years ended December 31, are as follows:

(Millions, except per share amounts)	2005	2004	2003
Numerator:
Income from continuing operations	$3,221	$2,686	$2,335
Income from discontinued operations	513	830	665
Cumulative effect of accounting change, net of tax	—	(71)	(13)

Net income	$3,734	$3,445	$2,987

Denominator:
Basic: Weighted-average shares outstanding during the period	1,233	1,259	1,284
Add: Dilutive effect of stock options, restricted stock awards and other dilutive securities	25	26	14

Diluted	1,258	1,285	1,298

Basic EPS:
Income from continuing operations	$2.61	$2.13	$1.82
Income from discontinued operations	0.42	0.66	0.52
Cumulative effect of accounting change, net of tax	—	(0.05)	(0.01)

Net income	$3.03	$2.74	$2.33

Diluted EPS:
Income from continuing operations	$2.56	$2.09	$1.80
Income from discontinued operations	0.41	0.65	0.51
Cumulative effect of accounting change, net of tax	—	(0.06)	(0.01)

Net income	$2.97	$2.68	$2.30

Notes to Consolidated

Financial Statements

AXP/AR.2005

[94]

For the years ended December 31, 2005, 2004 and 2003, the dilutive effect of stock options excludes 14 million, 13 million and 65 million, respectively, from the computation of diluted EPS because inclusion of the options would have been anti-dilutive. The convertible debentures issued in November 2003 will not affect the computation of EPS unless the Company’s common share price exceeds the base conversion price (currently $60.49 per share as adjusted to reflect the Company’s distribution on September 30, 2005 of 100 percent of the shares of its wholly-owned subsidiary, Ameriprise, to the Company’s shareholders). In that scenario, the Company would reflect the additional common shares in the calculation of diluted earnings per share using the treasury stock method.

The debentures are convertible into our common shares only in limited circumstances, including when the trading price of our common stock for a specified minimum period is more than 125 percent of the base conversion price (currently at or above $75.61). If the entire outstanding amount of debentures were to be converted when our common shares were trading at $75.61, the maximum number of shares the Company would issue, if it chose to settle the entire amount of its conversion obligation above the accreted principal amount of the debentures in shares, would be approximately 26 million shares. The Company is required to settle up to the accreted principal amount of the debentures in cash. The number of shares issuable upon conversion of the debentures will increase as the price of our common shares at the time of conversion increases. Using the current maximum conversion rate, in no event would the Company be required to issue more than 52 million shares upon conversion of the debentures.

NOTE 19 Operating Segments and Geographic Operations

Operating Segments

American Express Company is a leading global payments, network and travel company which is principally engaged in businesses comprising three operating segments: U.S. Card Services, International Card & Global Commercial Services and Global Network & Merchant Services.

U.S. Card Services includes the U.S. proprietary consumer card business, OPEN from American Express, the global Travelers Cheques and Prepaid Services business and the American Express U.S. Consumer Travel Network.

International Card & Global Commercial Services provides proprietary consumer cards and small business cards outside the United States. International Card & Global Commercial Services also offers global corporate products and services, including Corporate Card, issued to individuals through a corporate account established by their employer; Business Travel, which helps businesses manage their travel expenses through a variety of travel-related products and services; and Corporate Purchasing Solutions, addressing a business need to pay for everyday expenses such as office and computer supplies. International Card & Global Commercial Services also includes international banking operations which provide financial products and services to retail customers and wealthy individuals outside the United States and financial institutions around the world.

Global Network & Merchant Services consists of the Merchant Services businesses and Global Network Services. Global Network Services develops and manages relationships with third parties that issue American Express branded cards. The Global Merchant Services businesses develop and manage relationships with merchants that accept American Express branded cards; authorize and record transactions; pay merchants; and provide a variety of value-added point-of-sale and back office services. In addition, in particular emerging markets, issuance of certain proprietary cards is managed within the Global Network Services business. Global Network & Merchant Services works with merchant and bank partners to develop and market product propositions, operate systems that enable third parties to interface with the American Express global network and provide network functions that include operations, service delivery, authorization, clearing, settlement and brand advertising, new product development and marketing.

Corporate & Other consists of corporate functions and auxiliary businesses including, for 2003 and 2004, the leasing product line of the Company’s small business financing unit, American Express Business Finance Corporation, which was sold in 2004.

Notes to Consolidated

Financial Statements

AXP/AR.2005

[95]

The following table presents certain information regarding these operating segments, based on management’s evaluation and internal reporting structure, at December 31, 2005, 2004 and 2003 and for each of the years then ended.

(Millions, except where indicated)	U.S. Card Services(a)	International Card & Global Commercial Services(b)	Global Network & Merchant Services(c)	Corporate & Other(d)	Consolidated
2005
Revenues	$11,949	$9,038	$2,842	$438	$24,267
Cardmember lending net finance charge revenue	1,792	684	67	37	2,580
Interest expense	548	332	(150)	190	920
Pretax income (loss) from continuing operations	2,599	1,149	870	(370)	4,248
Income tax provision (benefit)	765	215	306	(259)	1,027
Income (loss) from continuing operations	$1,834	$934	$564	$(111)	$3,221

Total assets (billions)	$70.3	$51.7	$4.5	$(12.5)	$114.0

Total equity (billions)	$5.1	$4.1	$1.3	$—	$10.5

2004
Revenues	$10,395	$8,429	$2,639	$501	$21,964
Cardmember lending net finance charge revenue	1,370	640	29	185	2,224
Interest expense	453	280	(108)	189	814
Pretax income (loss) from continuing operations	2,140	1,116	904	(329)	3,831
Income tax provision (benefit)	622	335	330	(142)	1,145
Income (loss) from continuing operations	$1,518	$781	$574	$(187)	$2,686

Total assets (billions)(e)	$58.3	$47.9	$3.9	$84.1	$194.2

Total equity (billions)	$4.5	$3.8	$1.1	$6.6	$16.0

2003
Revenues	$9,478	$7,405	$2,347	$319	$19,549
Cardmember lending net finance charge revenue	1,271	609	22	140	2,042
Interest expense	571	291	(103)	101	860
Pretax income (loss) from continuing operations	1,956	1,074	766	(381)	3,415
Income tax provision (benefit)	558	359	280	(117)	1,080
Income (loss) from continuing operations	$1,398	$715	$486	$(264)	$2,335

Total assets (billions)(e)	$53.0	$42.3	$4.2	$76.4	$175.9

Total equity (billions)	$3.7	$3.4	$1.0	$7.2	$15.3

(a)	U.S. Card Services’ 2005 results reflect reengineering charges of $10 million ($7 million after-tax), tax benefits of $29 million, a $123 million ($80 million after-tax) provision for losses recorded in the fourth quarter 2005 reflecting substantially higher losses related to increased bankruptcy filings resulting from the October 17, 2005 change in bankruptcy legislation, and a provision to reflect estimated costs related to Hurricane Katrina of $38 million. 2004 results reflect a reconciliation of securitization-related cardmember loans, which resulted in a charge of $115 million (net of $32 million of reserves previously provided) for balances accumulated over the five-year period as a result of a computational error. The amount of the error was immaterial to any of the periods to which it occurred.
(b)	International Card & Global Commercial Services’ 2005 results reflect reengineering charges of $168 million ($109 million after-tax), tax benefits of $33 million and a provision to reflect estimated costs related to Hurricane Katrina of $9 million. 2004 results reflect restructuring charges of $90 million ($ 59 million after-tax).
(c)	Global Network & Merchant Services’ 2005 results reflect reengineering charges of $3 million ($2 million after-tax), tax benefits of $21 million and a provision to reflect estimated costs related to Hurricane Katrina of $2 million. 2004 results reflect a reduction in merchant-related reserves of approximately $60 million that reflect changes made to mitigate loss exposure and ongoing favorable credit experience with merchants.
(d)	Corporate & Other 2005 results reflect reengineering charges of $105 million ($68 million after-tax), tax benefits of $159 million and a $73 million ($ 47 million after-tax) benefit related to the settlement of an insurance claim associated with September 11, 2001. 2004 results reflect a gain of $117 million ($76 million after-tax) on the sale of the leasing product line of the Company’s small business financing unit, American Express Business Finance Corporation, and restructuring charges of $9 million ($5 million after-tax).
(e)	Corporate & Other total assets for 2004 and 2003 include $87.1 billion and $80.2 billion of assets of discontinued operations, respectively.

Notes to Consolidated

Financial Statements

AXP/AR.2005

[96]

Revenues

The Company applies a transfer pricing methodology for the allocation of discount revenue and certain other revenues between segments. Discount revenue is earned by segments based on the volume of merchant business generated by cardmembers at predetermined rates. Within the U.S. Card Services and International Card & Global Commercial Services segments, discount revenue reflects the issuer component of the overall discount rate and within the Global Network & Merchant Services segment, discount revenue reflects the network component of the overall discount rate. Net finance charge revenue and net card fees are directly attributable to the segment in which they are reported.

Expenses

Marketing, promotion, rewards and cardmember services expenses are reflected in each segment based on actual expenses incurred within the segment, with the exception of brand advertising, which is reflected in the Global Network & Merchant Services segment.

The provision for losses reflects credit-related expenses as incurred within each segment.

Human resources and other expenses reflect expenses incurred directly within each segment as well as expenses related to the Company’s support services, which are allocated to each segment based on support service activities directly attributable to the segment. Other overhead expenses are allocated to segments based on each segment’s level of pretax income. Financing requirements are managed on a consolidated basis. Funding costs are allocated to segments based on segment funding requirements.

Capital

Each business segment is allocated capital based on business model operating requirements, risk measures and regulatory capital requirements. Business model requirements include capital needed to support operations and specific balance sheet items. The risk measures include considerations for credit, market and operational risk. Regulatory capital requirements include the capital amounts defined for well-capitalized financial institutions.

Income taxes

Income tax provision (benefit) is allocated to each business segment based on the effective tax rates applicable to various businesses that comprise the segment.

Assets are those that are used or generated exclusively by each industry segment. The adjustments and eliminations required to determine the consolidated amounts shown above consist principally of the elimination of inter-segment amounts.

For certain income statement items that are affected by asset securitizations and to reflect certain tax-exempt investment income as if it had been earned on a taxable basis at U.S. Card Services, data are provided on both a basis consistent with GAAP as presented above, as well as on a managed basis below. In addition, International Card & Global Commercial Services reflects a reclassification of certain foreign exchange services as revenues on a managed basis. Income from continuing operations is the same under both a GAAP and managed basis. See U.S. Card Services and International Card & Global Commercial Services Results of Operations sections of MD&A for managed basis discussions.

Notes to Consolidated

Financial Statements

AXP/AR.2005

[97]

(Millions)	U.S. Card Services	International Card & Global Commercial Services	Global Network & Merchant Services	Corporate & Other	Consolidated
2005 Managed Basis
Revenues	$13,078	$9,173	$2,842	$438	$25,531
Cardmember lending net finance charge revenue	3,745	684	67	37	4,533
Pretax income (loss) from continuing operations	2,825	1,149	870	(370)	4,474
Income tax provision (benefit)	991	215	306	(259)	1,253

2004 Managed Basis
Revenues	$11,539	$8,601	$2,639	$501	$23,280
Cardmember lending net finance charge revenue	3,208	640	29	185	4,062
Pretax income (loss) from continuing operations	2,368	1,116	904	(329)	4,059
Income tax provision (benefit)	850	335	330	(142)	1,373

2003 Managed Basis
Revenues	$10,649	$7,566	$2,347	$319	$20,881
Cardmember lending net finance charge revenue	3,126	609	22	140	3,897
Pretax income (loss) from continuing operations	2,184	1,074	766	(381)	3,643
Income tax provision (benefit)	786	359	280	(117)	1,308

Geographic Operations

The following table presents the Company’s revenues and pretax income in different geographic regions:

(Millions)	United States	Europe(a)	Asia/Pacific	All Other	Consolidated
2005
Revenues	$16,024	$3,376	$2,306	$2,561	$24,267
Pretax income from continuing operations	$3,337	$289	$310	$312	$4,248

2004
Revenues	$14,551	$3,105	$2,140	$2,168	$21,964
Pretax income from continuing operations	$2,784	$293	$286	$468	$3,831

2003
Revenues	$13,266	$2,454	$1,855	$1,974	$19,549
Pretax income from continuing operations	$2,418	$355	$218	$424	$3,415

(a)	Results in Europe are impacted by reengineering initiatives in 2005 and 2004.

Most services of the Company are provided on an integrated worldwide basis. Therefore, it is not practicable to separate precisely the U.S. and international services. Accordingly, the data in the above table are, in part, based upon internal allocations, which necessarily involve management’s judgment.

NOTE 20 Transfer of Net Assets from Subsidiaries

Restrictions on the transfer of net assets exist under debt agreements and regulatory requirements of certain of the Company’s subsidiaries. These restrictions have not had any effect on the Company’s shareholder dividend policy and management does not anticipate any impact in the future.

At December 31, 2005, the aggregate amount of net assets of subsidiaries that may not be transferred to the Parent Company was approximately $6 billion. When needed, procedures exist to transfer net assets between the Company and its subsidiaries, while complying with the various contractual and regulatory constraints.

Notes to Consolidated

Financial Statements

AXP/AR.2005

[98]

NOTE 21 Quarterly Financial Data (Unaudited)

(Millions, except per share amounts) Quarters Ended	2005 (a)				2004(a)
	12/31(b)	9/30(c)	6/30(d)	3/31	12/31(e)	9/30(f)	6/30	3/31(g)
Revenues	$6,437	$6,068	$6,090	$5,672	$5,903	$5,476	$5,467	$5,118
Pretax income from continuing operations	959	1,080	1,121	1,088	920	1,014	1,008	889
Income from continuing operations	751	865	860	745	669	702	706	609
(Loss)/income from discontinued operations, net of tax	(6)	165	153	201	227	177	170	256
Net income	745	1,030	1,013	946	896	879	876	794

Earnings Per Common Share — Basic:
Continuing operations	0.61	0.70	0.70	0.60	0.54	0.56	0.56	0.48
Discontinued operations	(0.01)	0.14	0.12	0.16	0.18	0.14	0.13	0.20
Cumulative effect of accounting change	—	—	—	—	—	—	—	(0.06)

Net income	0.60	0.84	0.82	0.76	0.72	0.70	0.69	0.62
Earnings Per Common Share — Diluted:
Continuing operations	0.60	0.69	0.69	0.59	0.53	0.55	0.55	0.47
Discontinued operations	(0.01)	0.13	0.12	0.16	0.18	0.14	0.13	0.19
Cumulative effect of accounting change	—	—	—	—	—	—	—	(0.05)

Net income	0.59	0.82	0.81	0.75	0.71	0.69	0.68	0.61
Cash dividends declared per common share	0.12	0.12	0.12	0.12	0.12	0.12	0.10	0.10
Common share price:
High	53.06 (h)	59.50	55.30	58.03	57.05	51.77	52.82	54.50
Low	46.59 (h)	52.30	49.51	50.01	50.86	47.70	47.32	47.43

(a)	The spin-off of Ameriprise and certain dispositions (including the sale of TBS) were completed in 2005 and the results of these operations are presented as discontinued operations.
(b)	Fourth quarter 2005 results reflect $123 million ($80 million after-tax) increase in the provision for losses reflecting higher write-offs related to increased bankruptcy filings, a state tax benefit of $60 million related to the finalization of state tax returns and reengineering charges of $65 million ($42 million after-tax).
(c)	Third quarter 2005 results reflect a tax benefit of $105 million from the resolution of a prior year tax item, reengineering charges of $86 million ($56 million after-tax) and a $49 million ($32 million after-tax) provision to reflect the estimated costs related to Hurricane Katrina.
(d)	Second quarter 2005 results reflect $113 million ($73 million after-tax) benefit from the recovery of September 11th related insurance claims, a $87 million tax benefit resulting from an IRS audit of previous years’ tax returns and reengineering charges of $114 million ($74 million after-tax).
(e)	Fourth quarter 2004 results reflect aggregate restructuring charges of $99 million ($64 million after-tax) for initiatives executed during 2004. In addition, the Company recognized a $117 million ($76 million after-tax) net gain on the sale of the leasing product line of the Company’s small business financing unit, American Express Business Finance Corporation.
(f)	Third quarter 2004 results reflect a reconciliation of securitization-related cardmember loans, which resulted in a charge of $115 million (net of $32 million of reserves previously provided) for balances accumulated over the prior five year period as a result of a computational error. The amount of the error was immaterial to any of the periods in which it occurred. In addition, third quarter 2004 results reflect a reduction in merchant-related reserves of approximately $60 million that reflect changes made to mitigate loss exposure and ongoing favorable credit experience with merchants.
(g)	First quarter 2004 results reflect $109 million non-cash pretax charge ($71 million after-tax) related to the January 1, 2004 adoption of SOP 03-1.
(h)	The market price per share for the fourth quarter 2005 reflects the spin-off of Ameriprise as of September 30, 2005. The opening share price on the first trading day subsequent to the spin-off was $50.75. See Note 2 for additional information on results of discontinued operations.

Notes to Consolidated

Financial Statements

AXP/AR.2005

[99]

NOTE 22 Restructuring Charges

During 2005 and 2004, the Company recorded restructuring charges consisting of employee severance obligations and other exit costs (principally relating to the early termination of certain real property leases). The charges reflect expenses in connection with several initiatives relating principally to the restructuring of the Company’s business travel and international operations and the relocation of certain functions in the Company’s finance and technologies operations. The charges related to severance obligations are included in human resources and the other exit costs are included in occupancy and equipment, professional services and other expenses in the Company’s Consolidated Statements of Income for the years ended December 31, 2005 and 2004. As of December 31, 2005, other liabilities included $107 million related to the aggregate restructuring charges recorded for future cash outlays expected to be paid out prior to the end of 2006. The following tables summarize by category the Company’s restructuring activity for each of the Company’s operating segments.

	2004 Restructuring Charges			Cash paid during 2004			Liability balance at December 31, 2004
(Millions)	Severance	Other	Total	Severance	Other	Total	Severance	Other	Total
U.S. Card Services	$—	$—	$—	$—	$—	$—	$—	$—	$—
International Card & Global Commercial Services	71	19	90	8	6	14	63	13	76
Global Network & Merchant Services	—	—	—	—	—	—	—	—	—
Corporate & Other	5	4	9	2	4	6	3	—	3

Total	$76	$23	$99	$10	$10	$20	$66	$13	$79

	Liability balance at December 31, 2004			2005 Restructuring Charges			Cash paid during 2005			Liability balance at December 31, 2005
(Millions)	Severance	Other	Total	Severance	Other	Total	Severance	Other	Total	Severance	Other	Total
U.S. Card Services	$—	$—	$—	$10	$—	$10	$6	$—	$6	$4	$—	$4
International Card & Global Commercial Services	63	13	76	88	12	100	103	21	124	48	4	52
Global Network & Merchant Services	—	—	—	3	—	3	1	—	1	2	—	2
Corporate & Other	3	—	3	63	17	80	22	12	34	44	5	49

Total	$66	$13	$79	$164	$29	$193	$132	$33	$165	$98	$9	$107

Notes to Consolidated

Financial Statements

AXP/AR.2005

[100]

CONSOLIDATED FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(Millions, except per share amounts and where indicated)	2005(a)	2004(b)	2003	2002	2001(c)
Operating Results
Revenues	$24,267	$21,964	$19,549	$18,079	$17,710
Expenses	20,019	18,133	16,134	15,058	15,973
Income from continuing operations	3,221	2,686	2,335	2,142	1,337
Income (loss) from discontinued operations	513	830	665	529	(26)
Income before cumulative effect of accounting change	3,734	3,516	3,000	2,671	1,311
Net income	3,734	3,445	2,987	2,671	1,311
Return on average shareholders’ equity(d)	25.4%	22.0%	20.6%	20.2%	10.8%

Balance Sheet
Cash and cash equivalents	$7,126	$7,808	$3,967	$3,939	$4,542
Accounts receivable and accrued interest, net	35,497	32,398	29,394	27,677	27,997
Investments	21,334	21,675	19,305	20,272	17,354
Loans, net	40,801	34,256	31,706	27,212	25,799
Assets of discontinued operations	—	87,141	80,207	69,242	66,921
Total assets	113,960	194,216	175,861	158,299	151,617
Customers’ deposits	24,579	20,107	20,252	17,252	13,471
Travelers Cheques outstanding	7,175	7,287	6,819	6,623	6,190
Short-term debt	15,633	14,316	18,983	21,272	31,554
Long-term debt	30,781	32,676	20,209	16,188	7,668
Liabilities of discontinued operations	—	80,675	73,193	63,112	61,575
Shareholders’ equity	10,549	16,020	15,323	13,861	12,037

Common Share Statistics
Earnings per share:
Income from continuing operations:
Basic	$2.61	$2.13	$1.82	$1.62	$1.01
Diluted	$2.56	$2.09	$1.80	$1.61	$1.00
Income from discontinued operations:
Basic	$0.42	$0.66	$0.52	$0.40	$(0.02)
Diluted	$0.41	$0.65	$0.51	$0.40	$(0.02)
Cumulative effect of accounting change, net of tax
Basic	—	$(0.05)	$(0.01)	—	—
Diluted	—	$(0.06)	$(0.01)	—	—
Net income:
Basic	$3.03	$2.74	$2.33	$2.02	$0.99
Diluted	$2.97	$2.68	$2.30	$2.01	$0.98
Cash dividends declared per share	$0.48	$0.44	$0.38	$0.32	$0.32
Book value per share:
Actual	$8.50	$12.83	$11.93	$10.63	$9.05
Market price per share(e):
High	$59.50	$57.05	$49.11	$44.91	$57.06
Low	$47.01	$47.32	$30.90	$26.55	$24.20
Close	$51.46	$56.37	$48.23	$35.35	$35.69
Average common shares outstanding for earnings per share:
Basic	1,233	1,259	1,284	1,320	1,324
Diluted	1,258	1,285	1,298	1,330	1,336
Shares outstanding at period end	1,241	1,249	1,284	1,305	1,331

Other Statistics
Number of employees at period end (thousands):
United States	29	41	42	41	49
Outside United States	37	37	36	35	35

Total(f)	66	78	78	76	84

Number of shareholders of record	55,409	50,394	47,967	51,061	52,041

(a)	In 2005, the spin-off of Ameriprise and certain dispositions (including the sale of TBS) were completed and the results of these operations are presented as discontinued operations. Results for 2005 reflect reengineering charges of $286 million ($186 million after-tax) for initiatives executed during 2005, $242 million of tax benefits, a $123 million ($80 million after-tax) increase in the provision for losses recorded in the fourth quarter 2005, reflecting substantially higher losses related to increased bankruptcy filings resulting from the October 17, 2005 change in bankruptcy legislation, a $113 million ($73 million after-tax) benefit from the recovery of September 11th related insurance claims and a $49 million ($32 million after-tax) provision to reflect the estimated costs related to Hurricane Katrina.
(b)	Results for 2004 reflect restructuring charges of $99 million ($64 million after-tax) for initiatives executed during 2004. In addition, the Company recognized a $117 million ($76 million after-tax) net gain on the sale of the leasing product line of the Company’s small business financing unit, American Express Business Finance Corporation, a charge of $115 million (net of $32 million of reserves previously provided) related to a reconciliation of securitization-related cardmember loans and a reduction in merchant-related reserves of approximately $60 million that reflect changes made to mitigate loss exposure and ongoing favorable credit experience with merchants.
(c)	Results for 2001 include restructuring charges of $524 million pretax ($341 million after-tax) and the one-time adverse impact from the September 11th terrorist attacks of $98 million pretax ($65 million after-tax).
(d)	Computed on a trailing 12-month basis using total shareholders’ equity as included in the Consolidated Financial Statements prepared in accordance with GAAP.
(e)	The market price per share for the fourth quarter 2005 reflects the spin-off of Ameriprise as of September 30, 2005. The opening share price on the first trading day subsequent to the spin-off was $50.75. See Note 2 for additional information on results of discontinued operations.
(f)	Years prior to 2005 include employees from discontinued operations.

Consolidated

Five-Year Summary

of Selected

Financial Data

AXP/AR.2005

[101]