Form 10-K, Exhibit 13
period 2006-12-31
AMERICAN EXPRESS CO
filed 2007-03-01
CIK 4962

EXHIBIT 13
PORTIONS OF 2006 ANNUAL REPORT TO SHAREHOLDERS

[ 30 ]	FINANCIAL REVIEW
[ 65 ]	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
[ 66 ]	REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
[ 70 ]	CONSOLIDATED STATEMENTS OF INCOME
[ 71 ]	CONSOLIDATED BALANCE SHEETS
[ 72 ]	CONSOLIDATED STATEMENTS OF CASH FLOWS
[ 73 ]	CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
[ 74 ]	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[ 111 ]	CONSOLIDATED FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
FINANCIAL REVIEW
The financial section of American Express Company’s (the Company) Annual Report consists of this Financial Review, the Consolidated Financial Statements and the related notes that follow. The following discussion is designed to provide perspective and understanding to the Company’s consolidated financial condition and results of operations. Certain key terms are defined in the Glossary of Selected Terminology, which begins on page 60.
EXECUTIVE OVERVIEW
American Express Company is a leading global payments, network, and travel company. The Company offers a broad range of products and services including charge and credit cards; stored value products such as Travelers Cheques and gift cards; travel agency services; travel and business expense management products and services; network services and merchant acquisition and merchant processing for the Company’s network partners and proprietary payments businesses; lending products; point-of-sale and back-office products and services for merchants; magazine publishing; and international banking products. The Company’s various products and services are sold globally to diverse customer groups, including consumers, small businesses, mid-market companies, large corporations, and banking institutions. These products and services are sold through various channels including direct mail, on-line applications, targeted sales forces, and direct response advertising.
     The Company generates revenue from a variety of sources including payment products, such as charge and credit cards, travel services, and stored value products, including Travelers Cheques. Charge and credit cards generate four types of revenue for the Company:
•	Discount revenue, which is the Company’s largest revenue source, represents fees charged to merchants when cardmembers use their cards to purchase goods and services on the Company’s network;

•	Finance charge revenue, which is earned on outstanding balances related to the cardmember lending portfolio;

•	Card fees, which are earned for annual membership, and other commissions and fees such as foreign exchange conversion fees and card-related fees and assessments; and

•	Securitization income, net which reflects the net earnings related to cardmember loans financed through securitization activities. Refer to the Glossary for further information.
In addition to funding and operating costs associated with these activities, other major expense categories are related to marketing and reward programs that add new cardmembers and promote cardmember loyalty and spending, and provisions for anticipated cardmember credit and fraud losses.
     The Company believes that its “spend-centric” business model (which focuses on generating revenues primarily by driving spending on its cards and secondarily by finance charges and fees) has significant competitive advantages. Average spending per cardmember, which is substantially higher than for the Company’s competitors, represents greater value to merchants in the form of loyal customers and higher sales. This gives the Company the ability to earn a premium discount rate and invest in greater value-added services for merchants and cardmembers. As a result of the higher revenues generated from higher spending, the Company has the flexibility to offer more attractive rewards and other incentives to cardmembers, which in turn create an incentive to spend more on their cards.
     The Company creates shareholder value by focusing on the following elements:
•	Driving growth principally through organic opportunities and related business strategies, as well as joint ventures and selected acquisitions;

•	Delivering returns well in excess of the Company’s cost of capital; and

•	Distributing excess capital to shareholders through dividends and stock repurchases.
Overall, it is management’s priority to increase shareholder value over the moderate to long term by achieving the following long-term financial targets, on average and over time:
•	Earnings per share growth of 12 to 15 percent;

•	Revenue growth of at least 8 percent; and

•	Return on average equity (ROE) of 33 to 36 percent.
After the completion of the spin-off of Ameriprise Financial, Inc. (Ameriprise) in 2005, the Company raised its ROE target to 28 to 30 percent from its previous target of 18 to 20 percent. Based on the Company’s recent financial performance and expectations regarding future performance, the Company’s on average and over time targeted ROE was increased again in late 2006 to 33 to 36 percent. The new ROE target reflects the success of the Company’s spend-centric business model and its effectiveness in capturing high spending consumer, small business, and corporate cardmembers.
[ 30 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
     For 2006 and 2005, the Company met or exceeded management’s targets for earnings per share, revenue, and ROE, illustrating the success of investments made over the past few years. Reported ROE for 2006 was 35 percent. Reported ROE for 2005, including discontinued operations (prior to disposal), was 25 percent, which exceeded the Company’s target prior to the spin-off.
ACQUISITIONS AND DIVESTITURES
Effective December 31, 2006, the Company acquired Harbor Payments, Inc. (Harbor Payments) for approximately $150 million, which was paid primarily in the Company’s common stock. Harbor Payments is a technology provider that specializes in electronic invoice and payment capabilities. The acquisition is reflected in the International Card & Global Commercial Services segment.
     During the third quarter of 2006, the Company completed the sale of its card and merchant-related activities in Malaysia to Maybank, and its card and merchant-related activities in Indonesia to Bank Danamon, for combined proceeds of $94 million. The transactions generated a gain of $33 million ($24 million after-tax), and are reported as a reduction to other expenses in the Company’s continuing operations. The gain is reported within the International Card & Global Commercial Services segment.
     On June 30, 2006, the Company completed the sale of its card and merchant-related activities, and international banking activities in Brazil to Banco Bradesco S.A. (Bradesco), for approximately $470 million. The transaction generated a net after-tax gain of $109 million. $144 million ($131 million after-tax) of the gain relates to the card and merchant-related activities sold and is reported as a reduction to other operating expenses in the Company’s continuing operations ($119 million in the International Card & Global Commercial Services segment and $25 million in the Global Network & Merchant Services segment). A $22 million after-tax loss related to the sale of the Company’s international banking activities to Bradesco is reported in discontinued operations. These banking activities previously were reflected in the International Card & Global Commercial Services segment. Financial results for these operations, prior to the second quarter of 2006, were not reclassified as discontinued operations because such results are not material.
     The Company will continue to maintain its presence in the card and merchant-related businesses within Malaysia, Indonesia, and Brazil through its Global Network Services arrangements with acquirers.
     On September 30, 2005, the Company completed the spin-off of Ameriprise, formerly known as American Express Financial Corporation, the Company’s financial planning and financial services business. In addition, during the third quarter of 2005, the Company completed certain dispositions including the sale of its tax, accounting, and consulting business, American Express Tax and Business Services, Inc. (TBS). The operating results and cash flows related to Ameriprise and certain dispositions (including TBS) have been reflected as discontinued operations in the Consolidated Financial Statements.
SEGMENT REPORTING
The Company is a leading global payments, network, and travel company that is principally engaged in businesses comprising three reportable operating segments: U.S. Card Services, International Card & Global Commercial Services, and Global Network & Merchant Services. The Company considers a combination of factors when evaluating the composition of its reportable operating segments and the aggregation of operating segments with similar attributes (in all material respects), including economic characteristics, products and services offered, classes of customers, product distribution channels, geographic considerations (primarily U.S. versus international), and regulatory environment considerations.
     U.S. Card Services issues a wide range of card products and services to consumers and small businesses in the U.S., provides consumer travel services to cardmembers and other consumers, and also issues Travelers Cheques and other prepaid products on a global basis.
     International Card & Global Commercial Services issues proprietary consumer and small business cards outside the U.S., offers global corporate payment and travel-related products and services, and provides international banking services through American Express Bank Ltd.
     Global Network & Merchant Services operates a global merchant services business, which includes signing merchants to accept cards as well as processing and settling card transactions for those merchants. This segment also offers merchants point-of-sale and back-office products, services, and marketing programs and also manages a global general-purpose charge and credit card network, which includes both proprietary cards and cards issued under network partnership agreements.
[ 31 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
     Corporate & Other consists of corporate functions and auxiliary businesses, including the Company’s publishing business, and for 2004, the leasing product line of the Company’s small business financing unit, which was sold in 2004.
FINANCIAL SUMMARY
A summary of the Company’s recent financial performance follows:

Years Ended December 31,			Percent
(Millions, except per share			Increase
amounts and ratio data)	2006	2005	(Decrease)
Net revenues	$27,136	$24,068	13%
Expenses	$21,808	$19,820	10
Income from continuing operations	$3,729	$3,221	16
Net income	$3,707	$3,734	(1)
Earnings per common share from continuing operations — diluted	$3.01	$2.56	18
Earnings per common share — diluted	$2.99	$2.97	1
Return on average equity(a)	34.7%	25.4%

(a)	Calculated based on $3.7 billion of net income in both years, and $10.7 billion and $14.7 billion of average shareholders’ equity for the trailing twelve months ending December 31, 2006 and 2005, respectively.
See Consolidated Results of Operations, beginning on page 36 for discussion of the Company’s results.
     The Company follows U.S. generally accepted accounting principles (GAAP). In addition to information provided on a GAAP basis, the Company discloses certain data on a “managed basis.” This information, which should be read only as a supplement to GAAP information, assumes, in the Consolidated Selected Statistical Information and U.S. Card Services segment, there have been no cardmember lending securitization transactions, and certain tax-exempt investment income had been earned on a taxable basis. These managed basis adjustments, and management’s rationale for such presentation, are discussed further in the U.S. Card Services section below under “Differences between GAAP and Managed Basis Presentation.”
     Certain reclassifications of prior period amounts have been made to conform to the current presentation throughout this Annual Report, including revenue and expense reclassifications contained in the current report on Form 8-K dated April 5, 2006. In addition, beginning prospectively as of July 1, 2006, certain card acquisition-related costs were reclassified from other expense to a reduction in net card fees. Certain of the statements in this Annual Report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. See Forward-Looking Statements at the end of this discussion.
[ 32 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
CRITICAL ACCOUNTING POLICIES
The Company’s significant accounting policies are described in Note 1 to the Consolidated Financial Statements. The following chart provides information about three critical accounting policies that are important to the Consolidated Financial Statements and that require significant management assumptions and judgments.
RESERVES FOR CARDMEMBER LOSSES

Effect if Actual Results Differ
Description	Assumptions/Approach Used	from Assumptions
Reserves for losses relating to cardmember loans and receivables represent management’s estimate of the losses inherent in the Company’s outstanding portfolio of loans and receivables.	Reserves for these losses are primarily based upon models that analyze specific portfolio statistics, including average write-off rates for various stages of receivable aging (i.e., current, 30 days, 60 days, 90 days) over a 24-month period and average bankruptcy and recovery rates. Cardmember loans and receivables are generally written off when they are past due 180 and 360 days, respectively. Also, to a lesser extent, these reserves reflect management’s judgment regarding overall reserve adequacy. Management considers whether to adjust reserves that are calculated by the analytic models based on other factors, such as the level of coverage of past-due accounts, as well as leading economic and market indicators, such as the unemployment rate, the consumer confidence index, the purchasing manager’s index, bankruptcy filings and the legal and regulatory environment.	To the extent historical credit experience is not indicative of future performance, actual loss experience could differ significantly from management’s judgments and expectations, resulting in either higher or lower future provisions for losses, as applicable.
As of December 31, 2006, an increase in write-offs equivalent to 20 basis points of cardmember loan and receivable balances at such date would increase the provision for losses by approximately $160 million.

[ 33 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
RESERVE FOR MEMBERSHIP REWARDS COSTS

Effect if Actual Results Differ
Description	Assumptions/Approach Used	from Assumptions
The Membership Rewards program is the largest card-based rewards program in the industry. Eligible cardmembers can earn points for purchases charged and many cards offer the ability to earn bonus points for certain types of purchases. Membership Rewards points are redeemable for a broad variety of rewards, including travel, entertainment, retail certificates and merchandise. Points have no expiration date and there is no limit on the number of points a cardmember may earn. A majority of spending by cardmembers earns points under this program. While cardmember spend, redemption rates, and the related expense have been increasing, the Company benefits through higher revenues, lower cardmember attrition and credit losses and more timely payments.
     The Company establishes balance sheet reserves to cover the cost of future reward redemptions for points earned to date. The provision for the cost of Membership Rewards is included in marketing, promotion, rewards and cardmember services.
The reserve for Membership Rewards is estimated using models that analyze historical redemption statistics and reflect, to a lesser extent, management’s judgment regarding overall adequacy. The provision for the cost of Membership Rewards is based upon points earned that are expected to ultimately be redeemed by cardmembers and the current weighted-average cost per point of redemption. The estimated points to be redeemed are based on many factors, including past redemption behavior of cardmembers who have left the program in the past five years, card product type, year of program enrollment, and card spend level. The weighted-average cost per point is affected by the mix of rewards redeemed.
The Company continually evaluates its reserve methodology and assumptions based on developments in redemption patterns, cost per point redeemed, and other factors.	The balance sheet reserve for unredeemed points is impacted over time by enrollment levels, the number of points earned and redeemed, the weighted-average cost per point, redemption choices made by cardmembers, reward offerings by partners and other Membership Rewards program changes. The calculation is most sensitive to changes in the estimated ultimate redemption rate. This rate is based on the expectation that a large majority of all points earned will eventually be redeemed.
As of December 31, 2006, if the global ultimate redemption rate changed by 100 basis points, the balance sheet reserve would change by approximately $175 million.

[ 34 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
ASSET SECURITIZATIONS

		Effect if Actual Results Differ
Description	Assumptions/Approach Used	from Assumptions
When the Company securitizes cardmember loans, certain estimates and assumptions are required to determine the fair value of the Company’s subordinated retained interests, including an interest-only strip, and gains or losses recorded at the time of sale.	Estimates and assumptions are generally based on projections of finance charges and fees paid related to the securitized assets, expected credit losses, average loan life (i.e., monthly payment rate), the contractual fee to service the securitized assets, and a discount rate applied to the cash flows from the subordinated retained interests which is commensurate with the inherent risk.	Changes in the estimates and assumptions used may have an impact on the Company’s gain or loss calculation and the valuation of its subordinated retained interests. Management believes that the fair value of the subordinated interest is most sensitive to changes in the monthly payment rate, expected credit losses, and cash flow discount rate.
     As of December 31, 2006, the total fair value of all subordinated retained interests was $266 million. The three key economic assumptions and the sensitivity of the current year’s fair value of the interest-only strip to immediate 10 percent and 20 percent adverse changes in these assumptions are as follows:

		(Millions, except rates per annum)	Monthly Payment Rate	Expected Credit Losses	Cash Flows from Interest- only Strips Discounted at
		Assumption	25.6%	2.6%	12.0%
		10% adverse change	$(17)	$(12)	$(0.5)
		20% adverse change	$(33)	$(24)	$(1.0)

		These sensitivities are hypothetical. Management cannot extrapolate changes in fair value based on a 10 percent or 20 percent change in all key assumptions simultaneously in part because the relationship of the change in one assumption on the fair value of the retained interest is calculated independent from any change in another assumption. Changes in one factor may cause changes in another, which could magnify or offset the sensitivities.
[ 35 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
AMERICAN EXPRESS COMPANY
CONSOLIDATED RESULTS OF OPERATIONS

SUMMARY OF THE COMPANY'S FINANCIAL PERFORMANCE
Years Ended December 31,
(Millions, except per share amounts and ratio data)	2006	2005	2004
Net revenues	$27,136	$24,068	$21,897
Expenses	$21,808	$19,820	$18,066
Income from continuing operations	$3,729	$3,221	$2,686
Net income	$3,707	$3,734	$3,445
Earnings per common share from continuing operations — diluted	$3.01	$2.56	$2.09
Earnings per common share — diluted	$2.99	$2.97	$2.68
Return on average equity(a)	34.7%	25.4%	22.0%

(a)	Calculated based on $3.7 billion, $3.7 billion, and $3.4 billion of net income, and $10.7 billion, $14.7 billion, and $15.7 billion of average shareholders’ equity for the trailing twelve months ending December 31, 2006, 2005, and 2004, respectively.
SELECTED STATISTICAL INFORMATION

Years Ended December 31,
(Billions, except percentages and where indicated)	2006	2005	2004
Card billed business(a):
United States	$406.8	$354.6	$304.8
Outside the United States	154.7	129.8	111.3

Total	$561.5	$484.4	$416.1

Total cards-in-force (millions)(a):
United States	48.1	43.0	39.9
Outside the United States	29.9	28.0	25.5

Total	78.0	71.0	65.4

Basic cards-in-force (millions)(a):
United States	37.1	32.8	30.3
Outside the United States	25.4	23.2	21.0

Total	62.5	56.0	51.3

Average discount rate(b)	2.57%	2.58%	2.61%
Average basic cardmember spending (dollars)(a)	$11,201	$10,445	$9,460
Average fee per card (dollars)(a)(c)	$35	$35	$34

(a)	Card billed business includes activities (including cash advances) related to proprietary cards, cards issued under network partnership agreements, and certain insurance fees charged on proprietary cards. Cards-in-force include proprietary cards and cards issued under network partnership agreements. Average basic cardmember spending and average fee per card are computed from proprietary card activities only.

(b)	Computed as follows: Discount Revenue from all card spending (proprietary and Global Network Services) at merchants divided by all billed business (proprietary and Global Network Services) generating discount revenue at such merchants. Only merchants acquired by the Company are included in the computation.

(c)	Average fee per card is computed based on net card fees excluding the amortization of deferred direct acquisition costs.
[ 36 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
AMERICAN EXPRESS COMPANY
SELECTED STATISTICAL INFORMATION (CONTINUED)

Years Ended December 31,
(Billions, except percentages and where indicated)	2006	2005	2004
Worldwide cardmember receivables:
Total receivables	$37.4	$34.2	$31.1
90 days past due as a % of total	1.8%	1.6%	1.8%
Loss reserves (millions):	$981	$942	$806
% of receivables	2.6%	2.8%	2.6%
% of 90 days past due	147%	177%	146%
Net loss ratio as a % of charge volume	0.24%	0.26%	0.26%
Worldwide cardmember lending — owned basis(a):
Total loans	$43.3	$33.1	$26.9
30 days past due as a % of total	2.7%	2.5%	2.4%
Loss reserves (millions):
Beginning balance	$996	$972	$998
Provision	1,507	1,227	1,016
Net write offs	(1,359)	(1,155)	(1,040)
Other	27	(48)	(2)

Ending balance	$1,171	$996	$972

% of loans	2.7%	3.0%	3.6%
% of past due	98%	122%	151%
Average loans	$36.5	$28.3	$25.9
Net write-off rate	3.7%	4.1%	4.0%
Net finance charge revenue/average loans	9.5%	9.1%	8.6%
Worldwide cardmember lending — managed basis(b):
Total loans	$63.5	$54.3	$47.2
30 days past due as a % of total	2.6%	2.4%	2.4%
Loss reserves (millions):
Beginning balance	$1,469	$1,475	$1,541
Provision	1,991	2,097	1,931
Net write offs	(1,933)	(2,055)	(1,957)
Other	95	(48)	(40)

Ending balance	$1,622	$1,469	$1,475

% of loans	2.6%	2.7%	3.1%
% of past due	97%	114%	129%
Average loans	$56.9	$48.9	$45.4
Net write-off rate	3.4%	4.2%	4.3%
Net finance charge revenue/average loans	9.4%	9.3%	9.0%

(a)	“Owned,” a GAAP basis measurement, reflects only cardmember loans included in the Company’s Consolidated Balance Sheets.

(b)	Includes on-balance sheet cardmember loans and off-balance sheet securitized cardmember loans. The difference between the “owned basis” (GAAP) information and “managed basis” information is attributable to the effects of securitization activities. See the U.S. Card Services segment for additional information on managed basis presentation.
* * *
The following discussions regarding Consolidated Results of Operations and Consolidated Liquidity and Capital Resources are presented on a basis consistent with GAAP unless otherwise noted.
CONSOLIDATED RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2006
The Company’s 2006 consolidated income from continuing operations rose 16 percent to $3.7 billion and diluted earnings per share (EPS) from continuing operations rose 18 percent to $3.01. Consolidated income from continuing operations for 2005 increased 20 percent from 2004 and diluted EPS from continuing operations for 2005 increased 22 percent from 2004.
     The Company’s 2006 consolidated net income was $3.7 billion, which was level with 2005, and diluted EPS increased 1 percent to $2.99. Consolidated net income for 2005 increased 8 percent from 2004. Net income for 2006 included a loss of $22 million from discontinued operations compared to $513 million and $830 million of income from discontinued operations in 2005 and 2004, respectively.
     Net income and EPS in 2004 reflected the $71 million ($109 million pretax) or $0.06 per diluted share impact of the Company’s adoption of the American Institute of Certified Public Accountants Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (SOP 03-1). The adoption of SOP 03-1 related to discontinued operations.
     The Company’s revenues and expenses are both affected by changes in the relative values of non-U.S. currencies to the U.S. dollar. The currency rate changes had minimal impact on both revenue and expense growth in each of 2006 and 2005.
     Results from continuing operations for 2006 included:
•	$177 million ($155 million after-tax) of gains related to the sales of the Company’s card and merchant-related activities in Brazil, Malaysia, and Indonesia;

•	$88 million ($40 million after-tax) of gains from the sale of an investment in Egyptian American Bank (EAB);

•	$68 million ($42 million after-tax) of gains related to a rebalancing program in the fourth quarter of 2006 to better align the maturity profile of the Travelers Cheque and Gift Card investment portfolio with its business liquidity needs;

•	$174 million ($113 million after-tax) of charges associated with certain adjustments made to the Membership Rewards reserve models in the U.S. and outside the U.S.;
[ 37 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
•	$154 million ($100 million after-tax) of reengineering costs; and

•	a $72 million ($47 million after-tax) reduction in cardmember lending finance charge revenues, net of interest, and securitization income, net related to higher than anticipated cardmember completion of consumer debt repayment programs and certain associated payment waivers.
In addition, 2006 results included a favorable impact from lower early credit write-offs, primarily related to bankruptcy legislation enacted in October 2005 and lower than expected costs associated with Hurricane Katrina that were provided for in 2005, partially offset by a higher provision for losses in Taiwan due primarily to the impact of industry-wide credit issues.
     Results from continuing operations for 2005 included:
•	tax benefits of $239 million resulting from the resolution of previous years’ tax items and the finalization of state tax returns;

•	a $113 million ($73 million after-tax) benefit from the recovery of September 11, 2001-related insurance claims;

•	$286 million ($186 million after-tax) of reengineering costs; and

•	a $49 million ($32 million after-tax) provision to reflect the estimated costs related to Hurricane Katrina.
In addition, 2005 results included an increase in the provision for losses related to increased bankruptcy filings resulting from the change in bankruptcy legislation.
     Results from continuing operations for 2004 included:
•	a $115 million ($75 million after-tax) charge reflecting a reconciliation of securitization-related cardmember loans for balances accumulated over the prior five-year period as a result of a computational error;

•	$99 million ($64 million after-tax) of restructuring charges;

•	a $117 million ($76 million after-tax) net gain on the sale of the equipment leasing product line; and

•	a $60 million ($39 million after-tax) benefit for a reduction in merchant-related reserves.
Net Revenues
Consolidated net revenues for 2006 and 2005 were $27.1 billion and $24.1 billion, respectively, up 13 percent and 10 percent from 2005 and 2004, respectively. Net revenues increased primarily due to higher discount revenue, increased cardmember lending finance charge revenue, net of interest, greater securitization income, net, and also, higher other revenues in 2006. Consolidated net revenues in 2006 included a $72 million reduction in cardmember lending finance charge revenue, net of interest and securitization income, net related to higher than anticipated cardmember completion of consumer debt repayment programs and certain associated payment waivers as well as a reclassification of certain card acquisition-related costs, beginning prospectively July 1, 2006, from other expenses to a reduction in net card fees.
     Discount revenue for 2006 rose 13 percent as compared to 2005 to $13.0 billion as a result of a 16 percent increase in worldwide billed business, partially offset by a lower average discount rate, relatively faster growth in billed business related to Global Network Services (GNS), and higher cash-back rewards costs. Selective repricing initiatives, continued changes in the mix of business and volume-related pricing discounts will likely continue to result in some erosion of the average discount rate over time. The 16 percent increase in worldwide billed business in 2006 reflected increases in average spending per proprietary basic card, growth in basic cards-in-force, and a 48 percent increase in billed business related to GNS from 2005.
     U.S. billed business and billed business outside the U.S. were up 15 percent and 19 percent, respectively, in 2006, due to increases in average spending per proprietary basic card and growth in basic cards-in-force. The growth in the billed business both within the U.S. and outside the U.S. reflected increases within the Company’s consumer card business, small business spending and Corporate Services volumes.
[ 38 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
     The table below summarizes selected statistics for which increases in 2006 have resulted in discount revenue growth:

		Percentage
		Increase
		Assuming
		No Changes
		in Foreign
	Percentage	Exchange
	Increase	Rates
Worldwide(a)
Billed business	16%	15%
Average spending per proprietary basic card	7	7
Basic cards-in-force	12
U.S.(a)
Billed business	15
Average spending per proprietary basic card	6
Basic cards-in-force	13
Proprietary consumer card billed business(b)	13
Proprietary small business billed business(b)	16
Proprietary Corporate Services billed business(c)	14
Outside the U.S.(a)
Billed business	19	17
Average spending per proprietary basic card	11	9
Basic cards-in-force	9
Proprietary consumer and small business billed business(c)	13	11
Proprietary Corporate Services billed business(c)	19	17

(a)	Captions not designated as “proprietary” include both proprietary and GNS data.

(b)	Included in the U.S. Card Services segment.

(c)	Included in the International Card & Global Commercial Services segment.
Total billed business outside the U.S. reflected double-digit proprietary growth in all regions except for Latin America. Excluding the impact of the sale in Brazil, described in the Acquisition and Divestitures section, Latin America also exhibited double-digit proprietary growth.
     The increase in overall cards-in-force within both proprietary and Global Network Services reflected continued robust increases in the number of new cards added to the Company’s franchise as well as continued solid average customer retention levels in 2006. In the U.S. and non-U.S. businesses, 5.1 million and 1.9 million cards were added in 2006, respectively. During 2005, discount revenue rose 13 percent to $11.5 billion compared to 2004 as a result of increases in worldwide billed business, average spending per proprietary basic card and growth in cards-in-force, offset in part by a lower average discount rate.
     Cardmember lending finance charge revenue, net of interest, rose 34 percent to $3.5 billion in 2006, resulting from a 36 percent increase in lending finance charge revenue which was partially offset by a 41 percent increase in lending finance charge interest as compared to 2005. The net increase is attributable to a 29 percent growth in average worldwide cardmember lending balances, and a higher portfolio yield, partially offset by the impact of higher than anticipated cardmember completion of consumer debt repayment programs and certain associated payment waivers and higher funding costs. During 2005, cardmember lending finance charge revenue, net of interest, increased 16 percent to $2.6 billion, reflecting growth in average worldwide lending balances and a higher portfolio yield.
     Securitization income, net increased 18 percent to $1.5 billion in 2006 as a higher trust portfolio yield and a decrease in trust portfolio write-offs were partially offset by greater interest expense due to a higher coupon rate paid to certificate holders, a lower average securitization balance, and the impact of higher than anticipated cardmember completion of consumer debt repayment programs and certain associated payment waivers. Securitization income, net increased 11 percent to $1.3 billion in 2005 up from $1.1 billion in 2004 on a greater average balance of securitized loans, a higher trust portfolio yield and a decrease in the trust portfolio write-offs, partially offset by greater interest expense due to a higher coupon rate paid to certificate holders, and an increase in the payment speed of trust assets.
     Other revenues increased 21 percent to $1.8 billion in 2006 primarily due to $68 million of gains related to the rebalancing of the Company’s Travelers Cheque and Gift Card investment portfolio as discussed previously, fees associated with transition services agreements with Ameriprise as well as higher network partner-related fees. Other revenues of $1.5 billion in 2005 were consistent with 2004.
Expenses
Consolidated expenses for 2006 were $21.8 billion, up 10 percent from $19.8 billion in 2005. The increase in 2006 was primarily driven by increased marketing, promotion, rewards and cardmember services expenses, greater professional services expenses, increased interest costs, higher provisions for losses and benefits, and greater human resources expenses, partially offset by lower other expenses. Consolidated expenses in 2006 and 2005 also included $154 million and $286 million,
[ 39 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
respectively, of reengineering costs. The charges reflect expenses in connection with several initiatives relating principally to the restructuring of the Company’s business travel, operations, finance, and technology areas. Reengineering costs in 2006 included $111 million of severance, of which $89 million was restructuring-related, and is included within human resources, and $43 million of non-severance exit costs, of which $11 million was restructuring-related, and is included within other expenses.
     Reengineering costs for 2005 included $203 million of severance, of which $164 million was restructuring-related, and is included within human resources, and $83 million of non-severance exit costs, of which $29 million was restructuring-related, and is included within other expenses. Consolidated expenses for 2005 were $19.8 billion, up 10 percent from $18.1 billion in 2004. The increase in 2005 was primarily driven by higher marketing, promotion, rewards and cardmember services expenses, greater provisions for losses and benefits, and increased expenses for human resources, partially offset by lower other expenses.
     Marketing, promotion, rewards and cardmember services expenses increased 12 percent to $6.5 billion for 2006, reflecting greater rewards costs, and higher marketing and promotion expenses. The higher rewards costs continued to reflect volume growth, a higher estimated ultimate redemption rate, and strong cardmember loyalty program participation. Rewards costs in 2006 included a $112 million charge related to certain adjustments made to the Membership Rewards reserve model in the U.S. and a $62 million charge related to certain adjustments made to the Membership Rewards reserve model outside the U.S. These adjustments to the Membership Rewards reserve models related to a higher ultimate redemption rate assumption to reflect redemption statistics for cardmembers who left the program over the past five years, as management believes this is a better indicator of future redemption behavior than the redemption statistics for cardmembers who left the program since inception used previously. Marketing expenses continued to reflect relatively high levels of spending related to various business-building initiatives, but lower costs versus last year related to the Company’s ongoing global “MyLife, MyCard(SM)” advertising campaign, which was in a more active phase during 2005.
     Marketing, promotion, rewards and cardmember services expenses increased 18 percent to $5.8 billion in 2005 reflecting higher marketing and promotion expenses and greater rewards costs. The increase in marketing and promotion expenses was primarily driven by the Company’s ongoing global brand advertising campaign and continued focus on business-building initiatives. The growth in rewards costs is attributed to volume growth, a higher redemption rate and strong cardmember loyalty program participation.
     Human resources expenses increased 5 percent to $5.1 billion for 2006 due to merit increases and larger benefit-related costs, partially offset by a relatively flat level of employees and lower severance-related costs compared to 2005. Human resources expenses in 2005 increased 6 percent to $4.8 billion compared to 2004 due to severance-related costs resulting from the restructuring initiatives, higher management incentives, including an additional year of stock-based compensation expenses, merit increases, and increased employee benefit expenses, which were partially offset by reengineering benefits.
     Total provisions for losses and benefits in 2006 increased 11 percent over last year to $3.1 billion as the lending and investment certificate and other provisions growth of 20 percent and 37 percent, respectively, was partially offset by a 10 percent decline in the charge card provision. The increase in the lending provision was driven by increased loan volumes globally and higher loss rates outside the U.S., primarily in Taiwan, partially offset by the favorable impact of lower bankruptcy-related charge offs and strong credit quality in the U.S., and lower than expected costs related to Hurricane Katrina losses that were provided for in 2005. The investment certificate and other provision rose due to higher interest rates on larger investment certificate balances and increased merchant-related reserves. Compared to 2005, the charge provision reflected the lower loss rate, lower than expected costs for Hurricane Katrina losses that were provided for last year, and improved results from collection activities.
     Total provisions for losses and benefits in 2005 increased 22 percent over 2004 to $2.8 billion due to increases in charge card, lending and other provisions. These increases were primarily due to increased charge card and lending volumes and higher provision rates, which were mostly due to substantially higher write-offs within the lending business due to the change in the bankruptcy legislation during the fourth quarter of 2005, as well as a provision to reflect the estimated costs related to Hurricane Katrina.
     Professional services expenses in 2006 and 2005 increased 17 percent and 8 percent to $2.7 billion and $2.3 billion, respectively, due to higher technology service fees, greater business and service-related volumes, and in 2006, increased credit and collection costs.
[ 40 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
     Interest expense in 2006 and 2005 increased 34 percent and 13 percent to $1.2 billion and $920 million, respectively, reflecting a higher effective cost of funds and increased debt funding levels in support of growth in receivables.
     Other expenses in 2006 decreased 1 percent to $1.3 billion compared to 2005 due to the reclassification of certain card acquisition-related costs, beginning prospectively July 1, 2006, from other expenses to a reduction in net card fees, and the 2006 gains on the sales of the Company’s card and merchant-related activities in Brazil, Malaysia, and Indonesia as well as the investment in EAB. The decrease was partially offset by the September 11, 2001-related insurance settlement in 2005 and higher volume and technology-related costs in 2006.
     The effective tax rate was 30 percent in 2006 compared to 24 percent in 2005 and 30 percent in 2004. The effective tax rate in 2006 as compared to 2005 reflected higher tax expense related to uncertainty regarding the Company’s ability to obtain tax benefits for certain expenses attributable to foreign subsidiaries, a relatively high effective tax rate due to the impact of foreign exchange translation on the gain on the sale of the Company’s investment in EAB, and a relatively low effective tax rate benefit on the credit losses in Taiwan. These items were offset by the favorable impacts of a relatively low effective rate on the sale of the Company’s card and merchant-related activities in Brazil resulting principally from the difference between the applicable Brazil tax rate and the higher U.S. statutory rate, a net interest receivable from the IRS, finalization of the 2005 U.S. federal tax return, and an adjustment of 2006 estimated state taxes. The effective tax rate was lower in 2005 as compared to 2004 as the 2005 rate reflected benefits of $239 million resulting from the resolution of previous years’ tax items and the finalization of state tax returns.
     (Loss) income from discontinued operations, net of tax, was $(22) million, $513 million, and $830 million in 2006, 2005, and 2004, respectively. Included in 2006 is a $22 million after-tax loss related to the sale of the Company’s international banking activities in Brazil. Income from discontinued operations, net of tax, decreased 38 percent in 2005 from 2004 due to spin-off related costs of $127 million after-tax, partially offset by a $63 million net after-tax gain on certain dispositions, primarily TBS. Additionally, 2005 results from discontinued operations are included through September 30, 2005, the date on which the spin-off of Ameriprise and certain dispositions (primarily TBS) occurred, whereas 2004 included a full year of results from these discontinued operations. The discontinued operations generated revenues of $9 million, $5.8 billion, and $7.2 billion for 2006, 2005, and 2004, respectively.
     Going forward, the Company recognizes the need to respond to increased competitive pressures within the marketplace and challenges within the economic environment. In particular, as compared to 2005, the Company economically hedged a smaller percentage of its expected interest rate exposure in 2006, and is substantially less economically hedged for 2007 and beyond. This decrease along with higher interest rates and higher volume-related borrowings resulted in higher funding costs in 2006 as compared with 2005. The Company expects higher funding costs to continue in 2007, due to an expected increase in higher-cost floating rate borrowings relative to fixed-rate funding that matured in 2006. In addition, the Company expects that results in 2007 will not reflect the same benefit to its write-off rate that resulted from the change in U.S. bankruptcy laws in 2005, and that favorably impacted results in 2006. The Company is focused on meeting these and other challenges in 2007 and beyond by investing in growth opportunities, by focusing on reengineering activities to control operating expense growth, by efficiently allocating capital, and by controlling discretionary expenses, including lower levels of marketing and promotion expenses.
CONSOLIDATED CAPITAL RESOURCES AND LIQUIDITY
CAPITAL STRATEGY
The Company generates equity capital primarily through net income to fund current needs and future business growth and to maintain a targeted debt rating. Equity capital generated in excess of these needs is returned to shareholders through dividends and the share repurchase program. The maintenance of a solid equity capital base provides the Company with a strong and stable debt rating and uninterrupted access to diversified sources of financing to fund asset growth. In addition, the Company has a contingency funding plan to help ensure adequate sources of financing in difficult economic or market environments and, in certain circumstances, for other adverse events affecting the Company.
     The Company believes allocating capital to growing businesses with a return on risk-adjusted equity in excess of its cost of capital will generate shareholder value. The Company retains sufficient earnings and other capital generated to satisfy growth objectives and, to the extent capital exceeds business needs, returns excess capital to shareholders. The Company was able during 2006 to
[ 41 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
return to shareholders a high percentage of its earnings and capital generated due in part to its balance sheet management activities that seek to optimize the level of shareholders’ equity required to support its growth. Assuming the Company achieves its financial objectives of 12 to 15 percent EPS growth, 33 to 36 percent ROE and at least 8 percent revenue growth, on average and over time, it will seek to return to shareholders an average of 65 percent of capital generated, subject to business mix, acquisitions and rating agency requirements.
     As described above, during 2006 the Company raised its ROE target from a range of 28 to 30 percent to a range of 33 to 36 percent. Important factors relating to ROE include the Company’s margins, the amount and type of receivables and other assets needed to generate revenue, the level of capital required to support its assets, and the mix between shareholders’ equity and other forms of financial capital that it holds as a result of its financing activities. In addition, in keeping with the Company’s objectives regarding the return of excess capital to shareholders, the Board of Directors of the Company approved a 25 percent increase in the quarterly dividend on the Company’s common stock from $0.12 to $0.15 per share for the dividend paid to shareholders on August 10, 2006 and future dividends. During 2006, through dividends and share repurchases, the Company returned approximately 93 percent of total capital generated to shareholders in the form of $692 million in dividends and $4.1 billion of share repurchases.
     The Company maintains flexibility to shift capital among business units as appropriate. For example, the Company may infuse additional capital into subsidiaries to maintain capital at targeted levels, considering debt ratings and regulatory requirements. These infused amounts can affect both the capital and liquidity levels for American Express’ Parent Company (Parent Company). The Company maintains discretion to manage these effects, by issuing public debt and reducing projected common share buybacks. Additionally, the Company may transfer short-term funds within the Company to meet liquidity needs, subject to and in compliance with various contractual and regulatory constraints.
SHARE REPURCHASES
The Company has a share repurchase program to return equity capital in excess of business needs to shareholders. These share repurchases both offset the issuance of new shares as part of employee compensation plans and reduce shares outstanding. The Company repurchases its common shares primarily by open market purchases.
     Approximately 69 percent of capital generated has been returned to shareholders since inception of the share repurchase program in 1994. In May 2006, the Company’s Board of Directors authorized the repurchase of an additional 200 million shares of the Company’s common stock. During 2006, the Company purchased 75 million common shares at an average price of $54.50. The Company repurchased a higher level of shares in 2006 after activity was reduced in 2005 due to the capital implications of the September 30, 2005 spin-off of Ameriprise. At December 31, 2006, there were approximately 165 million shares remaining under authorizations to repurchase shares approved by the Company’s Board of Directors.
CASH FLOWS
Cash Flows from Operating Activities
For the year ended December 31, 2006, net cash provided by operating activities was $9.0 billion. In 2005 and 2006, net cash provided by operating activities exceeded net income, primarily due to provisions for losses and benefits, which are expenses in the Consolidated Statements of Income but do not require cash at the time of provision. Similarly, depreciation and amortization represent non-cash expenses. In addition, net cash was provided by fluctuations in other operating assets and liabilities (including the Membership Rewards liability). These accounts vary significantly in the normal course of business due to the amount and timing of various payments.
     Net cash provided by operating activities was lower in 2005 than 2004 due to a decrease in net cash provided by operating activities attributable to discontinued operations.
     Management believes cash flows from operations, available cash balances and short-term borrowings will be sufficient to fund the Company’s operating liquidity needs.
Cash Flows from Investing Activities
The Company’s investing activities primarily include funding cardmember loans and receivables and the Company’s available-for-sale investment portfolio.
     For the year ended December 31, 2006, net cash of $15.2 billion was used in investing activities primarily due to net increases in cardmember receivables and loans.
     For the year ended December 31, 2005, net cash used in investing activities increased from 2004. The increase reflects net increases in cardmember receivables and loans and cash retained by Ameriprise after the spin-off.
[ 42 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
Cash Flows from Financing Activities
The Company’s financing activities primarily include issuing debt and taking customer deposits in addition to the sale of investment certificates. The Company also regularly repurchases its common shares.
     In 2006, net cash provided by financing activities of $6.8 billion was primarily due to a net increase in debt partially offset by an increase in share repurchase activity.
     In 2005, financing activities provided net cash greater than in 2004 primarily due to a net increase in customers’ deposits.
FINANCING ACTIVITIES
The Company is committed to maintaining cost-effective, well-diversified funding programs to support current and future asset growth in its global businesses. The Company’s funding plan is structured to meet expected and changing business needs to fund asset balances efficiently and cost-effectively. The Company relies on diverse sources, to help ensure the availability of financing in unexpected periods of stress and to manage interest rate exposures. In addition to the funding plan described below, the Company has a contingent funding strategy to allow for the continued funding of business operations through difficult economic, financial market and business conditions when access to regular funding sources could become diminished or interrupted.
     The Company’s card businesses are the primary asset-generating businesses, with significant assets in both domestic and international cardmember receivable and lending activities. Accordingly, the Company’s most significant borrowing and liquidity needs are associated with the card businesses. The Company generally pays merchants for card transactions prior to reimbursement by cardmembers. The Company funds merchant payments during the period cardmember loans and receivables are outstanding. The Company also has borrowing needs associated with general corporate purposes.
     The following discussion includes information on both a GAAP and managed basis. The managed basis presentation includes debt issued in connection with the Company’s lending securitization activities, which are off-balance sheet. For a discussion of managed basis and management’s rationale for such presentation, refer to the U.S. Card Services discussion below.
FUNDING STRATEGY
The Company’s funding needs are met primarily through the following sources:
•	Commercial paper,

•	Bank notes, customers’ deposits, institutional CDs and Fed Funds,

•	Medium-term notes and senior unsecured debentures,

•	Asset securitizations, and

•	Long-term committed bank borrowing facilities in selected non-U.S. markets.
General corporate purpose funding is primarily through the Parent Company and American Express Travel Related Services Company, Inc. (TRS). The Company funds its cardmember receivables and loans primarily through five entities. American Express Credit Corporation (Credco) finances the vast majority of worldwide cardmember receivables, while American Express Centurion Bank (Centurion Bank) and American Express Bank, FSB (FSB) principally fund cardmember loans originated from the Company’s U.S. lending activities. Two trusts are used by the Company in connection with the securitization and sale of U.S. receivables and loans generated in the ordinary course of the Company’s card businesses. In 2006 and 2005, the Company had uninterrupted access to the money and capital markets to fund its business operations.
     The Company’s debt offerings are placed either directly to investors, as in the case of its commercial paper program through Credco, or through securities brokers or underwriters. In certain international markets, bank borrowings are used to partially fund cardmember receivables and loans.
     Diversity of funding sources by type of debt instrument, by maturity and by investor base provides additional insulation from unforeseen events in the short-term debt market. The Company had the following consolidated debt, on both a GAAP and managed basis, and customer deposits outstanding at December 31:

(Billions)	2006	2005
Short-term debt	$15.2	$15.6
Long-term debt	42.7	30.8

Total debt (GAAP basis)	57.9	46.4
Off-balance sheet securitizations	20.2	21.2

Total debt (managed basis)	78.1	67.6
Customers’ deposits	24.7	24.6

Total debt (managed) and customers’ deposits	$102.8	$92.2

[ 43 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
Short-term debt is defined as any debt with an original maturity of 12 months or less. Credco’s commercial paper is a widely recognized name among short-term investors and is a principal source of short-term debt for the Company. At December 31, 2006, Credco had $5.8 billion of commercial paper outstanding. The outstanding amount decreased $1.9 billion or 25 percent from a year ago. Average commercial paper outstanding was $7.8 billion and $8.1 billion in 2006 and 2005, respectively. Credco currently manages the level of short-term debt outstanding such that its back-up liquidity, including available bank credit facilities and term liquidity portfolio investment securities, is not less than 100 percent of net short-term debt. Net short-term debt, which consists of commercial paper and certain other short-term borrowings less cash and cash equivalents, was $5.1 billion at December 31, 2006. Based on the maximum available borrowings under bank credit facilities and term liquidity portfolio investment securities, Credco’s total back-up liquidity coverage of net short-term debt was 212 percent at December 31, 2006.
     Centurion Bank and FSB raise short-term debt through various instruments. Bank notes issued and Fed Funds purchased by Centurion Bank and FSB totaled approximately $7.8 billion as of December 31, 2006. Centurion Bank and FSB also raise customer deposits through the issuance of certificates of deposit to retail and institutional customers. As of December 31, 2006, Centurion Bank and FSB held $11.6 billion in customer deposits. Centurion Bank and FSB each maintain $400 million of committed bank credit lines as a backup to short-term funding programs. Long-term funding needs are met principally through the sale of cardmember loans in securitization transactions.
     The Asset/Liability Committees of Centurion Bank and FSB provide management oversight with respect to formulating and ratifying funding strategy and to ensuring that all funding policies and requirements are met.
     The Company had short-term debt as a percentage of total debt at December 31 as follows:

	2006	2005
Short-term debt percentage of total debt (GAAP basis)	26.2%	33.7%

The percentage of short-term debt at December 31, 2006 is lower than at December 31, 2005 in part due to the temporary decline in the amount of commercial paper outstanding at Credco.
     Medium- and long-term debt is raised through the offering of debt securities in the United States and international capital markets. Medium-term debt is generally defined as any debt with an original maturity greater than 12 months but less than 36 months. Long-term debt is generally defined as any debt with an original maturity greater than 36 months.
     In 2006, medium- and long-term debt with maturities primarily ranging from 2 to 10 years was issued. The Company’s 2006 term offerings, which include those made by the Parent Company, TRS, Credco, Centurion Bank, FSB, and the American Express Credit Account Master Trust (the Lending Trust) are presented in the following table on both a GAAP and managed basis:

(Billions)	Amount
American Express Company (Parent Company only)(a):
Subordinated Debentures	$0.8
Fixed Rate Senior Notes	1.0
American Express Travel Related Services Company, Inc.:
Fixed and Floating Rate Medium-Term Notes	1.5
American Express Credit Corporation:
Floating Rate Senior Notes	6.5
Fixed and Floating Rate Medium-Term Notes	1.9
American Express Centurion Bank:
Floating Rate Medium-Term Notes	3.7
American Express Bank, FSB:
Floating Rate Medium-Term Notes	3.2

GAAP Basis	18.6
American Express Credit Account Master Trust:
Trust Investor Certificates (off-balance sheet)	3.5

Managed Basis	$22.1

(a)	The table above excludes the remarketing of the Convertible Senior Debentures to Senior Notes described below.
The Company continues to issue long-term debt with a wide range of maturities to reduce and spread out the refinancing requirement in future periods. The Company expects that its planned funding during 2007 will be met through a combination of sources similar to those on which it currently relies. However, the Company continues to assess its needs and investor demand and may change its funding mix. The Company’s funding plan is subject to various risks and uncertainties, such as disruption of financial markets, market capacity and demand for securities offered by the Company, regulatory changes, ability to sell receivables and the performance of receivables previously sold in securitization transactions. Many of these risks and uncertainties are beyond the Company’s control.
     At December 31, 2006, the Parent Company had an unspecified amount of debt or equity securities and Credco had an unspecified amount of debt available for issuance under shelf registrations filed with the Securities and Exchange Commission (SEC). In addition, TRS,
[ 44 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
     Centurion Bank, Credco, American Express Overseas Credit Corporation Limited, a wholly-owned subsidiary of Credco, and American Express Bank Ltd. have established a program for the issuance outside the United States, of debt instruments to be listed on the Luxembourg Stock Exchange. The maximum aggregate principal amount of debt instruments outstanding at any one time under the program cannot exceed $10 billion.
     The Company’s funding strategy is designed to maintain high and stable debt ratings from the major credit rating agencies, Moody’s, Standard & Poor’s and Fitch Ratings. Maintenance of high and stable debt ratings is critical to ensuring the Company has continuous access to the capital and credit markets. It also enables the Company to reduce its overall borrowing costs. At December 31, 2006, the Parent Company debt ratings were as follows:

		Standard	Fitch
	Moody's	& Poor's	Ratings
Short-term	P-1	A-1	F1
Senior unsecured	A1	A+	A+

The Company actively manages the risk of liquidity and cost of funds resulting from the Company’s financing activities. Management believes a decline in the Company’s long-term credit rating by two levels could result in the Company having to significantly reduce its commercial paper and other short-term borrowings. Remaining borrowing requirements would be addressed through other means such as the issuance of long-term debt, additional securitizations, increased deposit taking, and the sale of investment securities or drawing on existing credit lines. This would result in higher interest expense on the Company’s commercial paper and other debt, as well as higher fees related to unused lines of credit. The Company believes a two level downgrade is highly unlikely due to its capital position and growth prospects.
Parent Company Funding
Total Parent Company long-term debt outstanding was $6.0 billion and $5.2 billion at December 31, 2006 and 2005, respectively. During 2006, the Parent Company issued $750 million of fixed-rate Subordinated Debentures due 2036. These Subordinated Debentures are automatically extendable until 2066 unless certain events occur prior to that date. The Subordinated Debentures will accrue interest at an annual rate of 6.80 percent until September 1, 2016 and at an annual rate of three-month LIBOR plus 2.23 percent thereafter. The Parent Company also issued $400 million of 5.25 percent and $600 million of 5.50 percent fixed-rate Senior Global Notes due 2011 and 2016, respectively.
     As of December 31, 2005, the Parent Company had $2 billion principal outstanding of 1.85 percent Convertible Senior Debentures due 2033 (the Senior Debentures), which were unsecured obligations of the Company. On December 1, 2006, the Senior Debentures were remarketed into unsecured, floating rate Senior Notes due 2033 (the Senior Notes). The Senior Notes may be put to the Company at par on June 5, 2008 and accrue interest at an annual rate of three-month LIBOR plus 11.453 basis points. Contingent interest payments up to 4 percent are required if the Senior Notes are not rated at certain levels by the rating agencies.
     The Parent Company is authorized to issue commercial paper. This program is supported by a $1.2 billion multi-purpose committed bank credit facility that expires in 2010. There was no Parent Company commercial paper outstanding during 2006 and 2005, and no borrowings have been made under its bank credit facility.
Asset Securitizations
The Company periodically securitizes cardmember receivables and loans arising from its card business. The securitization market provides the Company with cost-effective funding. Securitization of cardmember receivables and loans is accomplished through the transfer of those assets to a trust, which in turn issues certificates or notes (securities) to third-party investors collateralized by the transferred assets. The proceeds from issuance are distributed to the Company, through its wholly-owned subsidiaries, as consideration for the transferred assets. Securitization transactions are accounted for as either a sale or secured borrowing, based upon the structure of the transaction.
     Securitization of cardmember receivables generated under designated consumer charge card and small business charge card accounts is accomplished through the transfer of cardmember receivables to the American Express Issuance Trust (Charge Trust). Securitizations of these receivables are accounted for as secured borrowings because the Charge Trust is not a qualifying special purpose entity (QSPE). Accordingly, the related assets being securitized are not accounted for as sold and continue to be reported as owned assets on the Company’s Consolidated Balance Sheets. The related securities issued to third-party investors are reported as long-term debt on the Company’s Consolidated Balance Sheets. As of December 31, 2006 and 2005, the
[ 45 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
Charge Trust held total assets of $9.6 billion and $9.9 billion, respectively, with $1.2 billion of long-term debt outstanding at December 31, 2006 and 2005.
     Securitization of the Company’s cardmember loans generated under designated consumer lending accounts is accomplished through the transfer of cardmember loans to a QSPE, the American Express Credit Account Master Trust (Lending Trust). In a securitization structure like the Lending Trust (a revolving master trust), credit card accounts are selected and the rights to the current cardmember loans, as well as future cash flows related to the corresponding accounts, are transferred to the trust for the life of the accounts. In consideration for the transfer of these rights, the Company, through its wholly-owned subsidiaries, receives an undivided, pro rata interest in the trust referred to as the “seller’s interest”, which is reflected on balance sheet as a component of cardmember loans. The seller’s interest is required to be maintained at a minimum level of 7 percent of the outstanding securities in the Lending Trust. As of December 31, 2006, the amount of seller’s interest was approximately 67 percent of outstanding securities, above the minimum requirement. When the Lending Trust issues a security to a third party, a new investor interest is created. The Company removes the corresponding cardmember loans from its Consolidated Balance Sheets, recognizes a gain on sale and records an interest-only strip. From time to time, the Company may record other retained interests as well. The total investors’ interest outstanding will change through new issuances or maturities. The seller’s interest will change as a result of new trust issuances or maturities as well as new account additions, new charges on securitized accounts, and collections. As seller’s interest changes each period, the related allowance for loss will change as well. When a security matures, the trust uses a portion of the collections to repay the security, and as a result the investors’ interest decreases. In the monthly period which contains a maturity, new charges on securitized accounts have historically been greater than the portion of the collections required to repay the maturing security, and therefore, seller’s interest has increased in an amount greater than or equal to the decrease in investors’ interest.
     The Company’s continued involvement with the securitized cardmember loans includes the process of managing and servicing the securitized loans through its subsidiary, TRS, for which it earns a fee. Any billed finance charges related to the transferred cardmember loans are reported as other receivables on the Company’s Consolidated Balance Sheets. As of December 31, 2006 and 2005, the Lending Trust held total assets of $34.6 billion and $28.9 billion, respectively, of which $20.2 billion and $21.2 billion, respectively, had been sold and $14.4 billion and $7.7 billion, respectively, had been classified as seller’s interest. The fair value of the interest-only strip and other retained interests was $266 million and $279 million at December 31, 2006 and 2005, respectively.
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
     No such events have occurred during 2006 and 2005, and the Company does not expect an early amortization trigger event to occur prospectively. In the event of a paydown of the Lending Trust, $20.2 billion of assets would revert to the balance sheet and an alternate source of funding of a commensurate amount would have to be obtained. Had a total paydown of the Lending Trust hypothetically occurred at a single point in time at December 31, 2006, the cumulative negative effect on results of operations would have been approximately $639 million pretax to re-establish reserves and to derecognize the retained interests related to these securitizations that would have resulted when the securitized loans reverted back onto the balance sheet.
     Virtually no financial statement impact would occur from a paydown of the Charge Trust, but an alternate source of funding for the $1.2 billion of securities outstanding at December 31, 2006 would have to be obtained.
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
     No officer, director, or employee holds any equity interest in the trusts or receives any direct or indirect compensation from the trusts. The trusts in the Company’s securitization programs do not own stock of the Company or the stock of any affiliate. Investors in the securities issued by the trusts have no recourse
[ 46 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
against the Company if cash flows generated from the securitized assets are inadequate to service the obligations of the trusts.
Liquidity
The Company balances the trade-offs between having too much liquidity, which can be costly and limit financial flexibility, with having inadequate liquidity, which may result in financial distress during a liquidity event. The Company considers various factors in determining its liquidity needs, such as economic and financial market conditions, seasonality in business operations, growth in business segments, cost and availability of alternative liquidity sources, and credit rating agency considerations.
     The Company has developed a contingent funding plan that enables it to meet its daily funding obligations when access to unsecured funds in the debt capital markets is impaired or unavailable. This plan is designed to ensure that the Company and all of its main operating entities could continuously maintain normal business operations for a twelve-month period in which its access to unsecured funds is interrupted. In addition, the Company maintains substantial flexibility to reduce its operating cash uses, such as through its share repurchase program, and the delay or deferral of certain operating expenses.
     The funding sources that would be relied upon depend on the exact nature of such a hypothetical liquidity crisis; nonetheless, the Company’s liquidity sources are designed with the goal of ensuring there is sufficient cash on hand to fund business operations over a twelve-month period regardless of whether the liquidity crisis was caused by an external, industry, or Company specific event. The contingent funding plan also addresses operating flexibilities in quickly making these funding sources available to meet all financial obligations. The simulated liquidity crisis is defined as a sudden and unexpected event that temporarily impairs access to or makes unavailable funding in the unsecured debt markets.
     The contingent funding plan includes access to diverse sources of alternative funding. Such sources include but are not limited to its liquidity investment portfolio, committed bank lines, intercompany borrowings, sale of consumer, commercial card, and small business loans and cardmember receivables through its existing securitization programs and sale of other eligible receivables. The Company estimates that, under a worst case liquidity crisis scenario, it has identified up to $37.5 billion in alternate funding sources available to cover cash needs over the first 60 days after a liquidity crisis has occurred.
Liquidity Investment Portfolio
During the normal course of business, funding activities may raise more proceeds than are necessary for immediate funding needs. These amounts are invested principally in short-term overnight, highly liquid instruments. In addition, the Company has developed a liquidity portfolio in which proceeds raised from such borrowings are invested in longer term, highly liquid instruments, such as U.S. Treasury securities and federal agency debt. At December 31, 2006, the Company held $5.1 billion of such securities under this program. In addition, Credco entered into securities lending agreements in June 2006 with other financial institutions to enhance investment income. At December 31, 2006, the liquidity investment portfolio included approximately $716 million of investment securities loaned under these agreements.
     The invested amounts of the liquidity portfolio provide back-up liquidity, primarily for the commercial paper program at Credco, and also flexibility for other short-term funding programs at Centurion Bank and FSB. Instruments held within this portfolio will be of the highest credit quality and most liquid of investment instruments available. The Company can easily sell these securities or enter into sale/repurchase agreements to immediately raise cash proceeds to meet liquidity needs.
Committed Bank Credit Facilities
The Company maintained committed bank credit facilities with 38 financial institutions totaling $11.6 billion, of which $2.7 billion was outstanding. During 2006, the Company renewed and extended a total of $3.3 billion and increased approximately $785 million of these facilities. Credco has the right to borrow a maximum amount of $10.8 billion (including amounts outstanding) under these facilities, with a commensurate maximum $1.2 billion reduction in the amount available to the Parent Company. The Company’s facilities expire as follows (billions): 2009, $3.3; 2010, $5.0; and 2011, $3.3.
     The availability of the credit lines is subject to the Company’s compliance with certain financial covenants, including the maintenance by the Company of consolidated tangible net worth of at least $4.1 billion, the maintenance by Credco of a 1.25 ratio of combined earnings and fixed charges to fixed charges, and the compliance by Centurion Bank and FSB with applicable regulatory capital adequacy guidelines. At December 31, 2006, the Company’s consolidated tangible net worth was approximately $9.0 billion, Credco’s ratio of combined earnings and fixed charges to fixed charges was 1.44 and Centurion Bank and FSB each exceeded their regulatory capital adequacy guidelines.
[ 47 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
     Committed bank credit facilities do not contain material adverse change clauses, which may preclude borrowing under the credit facilities. The facilities may not be terminated should there be a change in the Company’s credit rating.
Contingent Securitization Capacity
A key source in the Company’s contingent funding plan is asset securitization. Management expects that $20.6 billion of additional consumer loans, commercial card loans, small business loans and cardmember receivables could be sold to investors through the existing securitization trust over the first 60 days after a liquidity crisis has occurred. The Company has added, through the establishment of the Charge Trust, the capabilities to sell a wider variety of cardmember receivable portfolios to further enhance the Company’s flexibility in accessing diverse funding sources on a contingency basis.
     The Company believes that the securitized financing would be available even through adverse conditions due to the structure, size, and relative stability of the securitization market. Proceeds from secured financings completed during a liquidity crisis could be used to meet current obligations, to reduce or retire other contingent funding sources such as bank credit lines, or a combination of the two. However, other factors affect the Company’s ability to securitize loans and receivables, such as credit quality of the assets and the legal, accounting, regulatory, and tax environment for securitization transactions. Material changes in any of these factors may potentially limit the Company’s ability to securitize its loans and receivables and could introduce certain risks to the Company’s ability to meet its financial obligations. In such a case, the use of investment securities, asset dispositions, asset monetization strategies, and flexibility to reduce operating cash needs could be utilized to meet its liquidity needs.
OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
The Company has identified both on- and off-balance sheet transactions, arrangements, obligations, and other relationships that may have a material current or future effect on its financial condition, changes in financial condition, results of operations, or liquidity and capital resources.
CONTRACTUAL OBLIGATIONS
The table below identifies on- and off-balance sheet transactions that represent material expected or contractually committed future obligations of the Company. Purchase obligations include agreements to purchase goods and services that are enforceable and legally binding on the Company and that specify significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction.

	Payments due by year
					2012 and
(Millions)	Total	2007	2008-2009	2010-2011	thereafter
On-Balance Sheet:
Long-term debt	$42,747	$8,754	$22,876	$5,682	$5,435
Other long-term liabilities(a)	4,258	1,185	1,295	752	1,026
Off-Balance Sheet:
Lease obligations	2,435	227	404	313	1,491
Purchase obligations(b)	2,386	943	1,399	40	4

Total	$51,826	$11,109	$25,974	$6,787	$7,956

(a)	At December 31, 2006, there were no minimum required contributions, and no contributions are currently planned for the U.S. American Express Retirement Plan. For the U.S. and non-U.S. defined benefit pension and postretirement benefit plans, contributions in 2007 are anticipated to be approximately $68 million and this amount has been included within other long-term liabilities. Remaining obligations under defined benefit pension and postretirement benefit plans aggregating $588 million have not been included in the table above as the timing of such obligations is not determinable.

(b)	The purchase obligation amounts include expected spending by period under contracts that were in effect at December 31, 2006. Minimum contractual payments associated with purchase obligations, including termination payments, were $211 million.
[ 48 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
The Company also has certain contingent obligations to make payments under contractual agreements entered into as part of the ongoing operation of the Company’s business, primarily with co-brand partners. The contingent obligations under such arrangements were $3 billion as of December 31, 2006.
     In addition to the off-balance sheet contractual obligations noted above, the Company has off-balance sheet arrangements that include guarantees, retained interests in structured investments, unconsolidated variable interest entities and other off-balance sheet arrangements as more fully described below.
GUARANTEES
The Company’s principal guarantees are associated with cardmember services to enhance the value of owning an American Express card. At December 31, 2006, the Company had guarantees totaling approximately $75 billion related to cardmember protection plans, as well as other guarantees in the ordinary course of business that are within the scope of Financial Accounting Standards Board (FASB) Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). Expenses relating to actual claims under these guarantees were approximately $15 million for both 2006 and 2005.
     The Company had approximately $1 billion of bank standby letters of credit and bank guarantees and other letters of credit within the scope of FIN 45 which had supporting collateral with an approximate value of $940 million. Additionally, at December 31, 2006, the Company had $447 million of loan commitments and other lines of credit, as well as $756 million of bank standby letters of credit, bank guarantees, and bank commercial and other bank letters of credit that were outside the scope of FIN 45. At December 31, 2006, the Company held collateral supporting these bank, commercial, and other letters and lines of credit with an approximate value of $490 million.
     See Note 11 to the Consolidated Financial Statements for further discussion regarding the Company’s guarantees.
RETAINED INTERESTS IN ASSETS TRANSFERRED TO UNCONSOLIDATED ENTITIES
The Company held, as an investment, $266 million of an interest-only strip in the cardmember loan securitization trust at December 31, 2006. See the Consolidated Liquidity and Capital Resources section and Note 5 to the Consolidated Financial Statements for details regarding the Company’s securitization trusts.
CERTAIN OTHER OFF-BALANCE SHEET ARRANGEMENTS
At December 31, 2006, the Company had approximately $264 billion of unused credit available to cardmembers as part of established lending product agreements. Total unused credit available to cardmembers does not represent potential future cash requirements, as a significant portion of this unused credit will likely not be drawn. The Company’s charge card products have no pre-set limit and, therefore, are not reflected in unused credit available to cardmembers. As discussed in the Consolidated Liquidity and Capital Resources section, the Company’s securitizations of cardmember loans are also off-balance sheet. The Company’s cardmember receivables securitizations remain on the Consolidated Balance Sheets.
     See Note 11 to the Consolidated Financial Statements for discussion regarding the Company’s other off-balance sheet arrangements.
RISK MANAGEMENT
INTRODUCTION
The key objective of risk management at American Express is to drive profitable growth and exceptional customer experiences, while limiting the exposure to adverse financial impacts. By building analytical and technological capabilities, creating transparent limits on risk exposures, optimizing investment decision-making, and identifying unacceptable risks, risk management contributes to the Company’s efforts to create shareholder and customer value.
     In addition to business risk, the Company recognizes three fundamental sources of risk:
•	Credit Risk,

•	Market Risk, and

•	Operational Risk.
These risk types, which are described below, are interrelated and span the Company’s business units and geographic locations. Because of their nature and scope, the Company believes in managing and monitoring these risks centrally at the enterprise level and/or at the business unit level, as appropriate. Further, management has adopted well-defined risk-taking principles to guide the Company’s business strategy, achieve long-term shareholder objectives and deliver outstanding customer experience.
[ 49 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
PRINCIPLES
The Company’s risk management is based on the following three principles:
•	Independence of risk management oversight;

•	Management of risk exposures through Board-approved risk limits; and

•	Ultimate business ownership for risk-return decision making.
The Company’s risk management leaders partner with business unit managers in making risk-return decisions using standardized risk metrics with predictable outcomes. The measurement and reporting of these risks are performed independently by risk management leaders. Both risk and business unit managers remain jointly accountable for the outcome of risk-return decisions within these established limits.
GOVERNANCE
The Company’s risk management governance begins with the Board oversight of risk management parameters. The Audit Committee approves the Company’s risk management objectives, risk limits and policies. The Global Leadership Team (GLT) and the Enterprise-wide Risk Management Committee (ERMC) support the Board in their oversight function. In addition to risk-return decision-making, the GLT works with the ERMC to invest in core risk capabilities and increase Company-wide awareness of risk-return tradeoffs. The ERMC leads the Company’s overall risk management activities by measuring and monitoring enterprise-wide risk and establishing policies and practices.
     Daily risk management occurs at the business unit level where the processes and infrastructure necessary to measure and manage risk are integrated into business unit goals. Business unit managers, in partnership with independent risk management leaders, make decisions on how to optimize risk-return tradeoffs and contain risk within established limits.
     The Company has also developed a process that provides increased scrutiny throughout the risk management governance structure and requires higher levels of approval for exposures above defined risk thresholds. The escalation process is designed to ensure that the large majority of transactions and initiatives can proceed within existing business unit risk management processes, while risks that are either large or with enterprise-wide implications receive enhanced scrutiny.
ROLES AND RESPONSIBILITIES
The ERMC is chaired by the Company’s Chief Risk Officer. Given the key role of credit risk in the Company business model, the Chief Risk Officer supervises officers responsible for (i) credit risk management, (ii) the centralized functional task of worldwide card fraud and information management, and (iii) banking services. In addition, as the Chair of the ERMC, the Chief Risk Officer is responsible for monitoring and escalating overall credit, market, and operational risk exposures throughout the Company.
     In addition to the Chief Risk Officer, the ERMC is composed of:
•	The senior risk leaders responsible for enterprise-wide market and operational risk;

•	The enterprise-wide leaders of compliance, controllership, and information security; and

•	The senior risk leaders representing all three operating segments of the Company.
As the most senior risk management entity, the ERMC draws on its significant expertise to analyze risk comprehensively and determine acceptable risk thresholds across the Company.
     In order to enhance its enterprise-wide risk assessment, the ERMC continues to upgrade risk management capabilities that help the Company make better business and investment decisions as well as strengthen measuring, managing and transparent reporting of risk. The ERMC also launches focused risk management initiatives to assess the sources of significant exposures.
     Under the ERMC leadership, committees governing each risk type are established. These committees are responsible for translating the ERMC guidance and enterprise-wide risk policies into policies and procedures for their corresponding risk types, managing and monitoring those risks, and strengthening risk capabilities.
CREDIT RISK MANAGEMENT PROCESS
Credit risk is defined as the risk of loss from obligor or counterparty default. Leadership for overall credit risk management at the Company rests with the Chief Risk Officer. Credit risks in the Company can be divided into two broad categories, each with distinct risk management tools and metrics: consumer credit risk and institutional credit risk.
[ 50 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
CONSUMER CREDIT RISK
Consumer credit risk arises principally from the Company’s portfolio of consumer and small business charge cards, credit cards, lines of credit, and loans. Since such portfolio consists of millions of borrowers across multiple geographies, occupations, and social segments, its risk is substantially reduced through diversification. In addition, the Company benefits from the fact that the credit profile of its cardmembers is better than that of its many competitors, which is a combined result of the brand positioning, underwriting, and customer management policies, premium customer servicing, and product reward features. The level of consumer credit risk losses is more driven by general economic and legal conditions than by borrower-specific events.
     Consumer credit risk is managed within a highly organized structure of policies covering all facets of credit extension, including prospecting, approvals, authorizations, line management, collections, and fraud prevention. The policies ensure consistent application of credit management principles and standardized reporting of asset quality and loss recognition. Moreover, consumer credit risk management is supported by sophisticated proprietary scoring and decision-making models.
     Credit underwriting decisions are made based on sophisticated evaluation of product economics and customer behavior predictions. The Company has developed unique decision logic for each customer interaction, including prospect targeting, new accounts, line assignment, balance transfer, cross sell, and account management. Each decision has benefited from sophisticated modeling capability that uses the most up-to-date proprietary information on customers, including payment history, purchase data, as well as insights from data feeds from credit bureaus.
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
INSTITUTIONAL CREDIT RISK
Institutional credit risk arises principally within the Company’s corporate card, establishment services, network services, and international banking businesses. Unlike consumer credit risk, institutional credit risk is characterized by a lower loss frequency but higher severity. It is affected both by general economic conditions and by borrower-specific events. The Company’s senior risk officers recognize that the absence of large losses in any given year or over several years is not necessarily representative of the risk of institutional portfolios, given the infrequency of loss events in such portfolios.
     Under the governance of the Institutional Risk Management Committee (IRMC), the credit officers of each business unit make investment decisions in core risk capabilities, ensure proper implementation of the underwriting standards and contractual rights of risk mitigation, monitor risk exposures, and determine risk mitigation actions. The IRMC formally reviews large institutional exposures to ensure compliance with ERMC guidelines and procedures. At the same time, the IRMC provides continuous guidance to business unit risk teams to optimize risk-adjusted returns on capital. A company-wide risk rating utility and a specialized airline risk group provide independent risk assessment of institutional obligors.
MARKET RISK MANAGEMENT PROCESS
Market risk is the risk to earnings or value resulting from movements in market prices. The Company’s non-trading related market risk consists of:
•	Interest rate risk in its card, insurance, and certificate businesses; and

•	Foreign exchange risk in its international operations.
Market risk is centrally managed by the corporate treasurer, who also acts as the Vice Chairman of the ERMC. Within each business, market risk exposures are monitored and managed by various asset/liability committees, guided by Board-approved policies covering derivative financial instruments, funding and investments. Derivative financial instruments derive their value from an underlying variable or multiple variables, including commodity, equity, foreign exchange, and interest rate indices or prices. These instruments enable end users to increase, reduce or alter exposure to various market risks and, for that reason, are an integral component of the Company’s market risk and related asset/liability management strategy and processes. Use of derivative financial instruments is incorporated into the discussion below as well as Note 10 to the Consolidated Financial Statements.
     Market exposure is a byproduct of the delivery of products and services to cardmembers. Interest rate risk is generated by funding cardmember charges and fixed-rate loans with variable rate borrowings. These
[ 51 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
assets and liabilities generally do not create naturally offsetting positions with respect to basis, re-pricing, or maturity characteristics.
     For the Company’s charge card and fixed-rate lending products, interest rate exposure is managed by shifting the mix of funding toward fixed-rate debt and by using derivative instruments, with an emphasis on interest rate swaps, which effectively fix interest expense for the length of the swap. The Company endeavors to lengthen the maturity of interest rate hedges in periods of low or falling interest rates and to shorten their maturity in periods of high or rising interest rates. For the majority of its cardmember loans, which are linked to a floating rate base and generally reprice each month, the Company uses floating rate funding. The Company regularly reviews its strategy and may modify it. Non-trading interest rate derivative financial instruments, primarily interest rate swaps, with notional amounts of approximately $10 billion and $22 billion were outstanding at December 31, 2006 and 2005, respectively. These derivatives generally qualify for hedge accounting. A portion of these derivatives outstanding as of December 31, 2006, extend to 2015.
     The detrimental effect on the Company’s pretax earnings of a hypothetical 100 basis point increase in interest rates would be approximately $263 million ($250 million related to the U.S. dollar), based on the 2006 year-end positions. This effect, which is calculated using a static asset liability gapping model, is primarily determined by the volume of variable rate funding of charge card and fixed-rate lending products for which the interest rate exposure is not managed by derivative financial instruments.
     Foreign exchange risk is generated by cardmember cross-currency charges, foreign currency denominated balance sheet exposures, translation exposure of foreign operations, and foreign currency earnings in international units. The Company’s foreign exchange risk is managed primarily by entering into agreements to buy and sell currencies on a spot basis or by hedging this market exposure to the extent it is economically justified through various means, including the use of derivative financial instruments such as foreign exchange forward, options, and cross-currency swap contracts, which can help “lock in” the Company’s exposure to specific currencies.
     At December 31, 2006 and 2005, foreign currency products with total notional amounts of approximately $48 billion and $30 billion, respectively, were outstanding. Derivative hedging activities related to cross-currency charges, balance sheet exposures, and foreign currency earnings generally do not qualify for hedge accounting; however, derivative hedging activities related to translation exposure of foreign operations generally do.
     With respect to cross-currency charges and balance sheet exposures, including related foreign exchange forward contracts outstanding, the effect on the Company’s earnings of a hypothetical 10 percent change in the value of the U.S. dollar would be immaterial as of December 31, 2006. With respect to foreign currency earnings, the adverse impact on pretax income of a 10 percent strengthening of the U.S. dollar related to anticipated overseas operating results for the next twelve months, including any related foreign exchange option contracts entered into in January 2007, would hypothetically be $71 million as of December 31, 2006. With respect to translation exposure of foreign operations, including related foreign exchange forward contracts outstanding, a 10 percent strengthening in the U.S. dollar would result in an immaterial reduction in equity as of December 31, 2006.
     In conjunction with its international banking operations, the Company uses derivative financial instruments to manage market risk related to specific interest rate, foreign exchange and price risk exposures arising from deposits, loans and debt and equity securities holdings, and limited trading positions. At December 31, 2006 and 2005, interest rate products related to trading and non-trading positions with notional amounts totaling approximately $29 billion and $17 billion, respectively, were outstanding. Additionally,equity products related to trading and non-trading positions with notional amounts of $533 million and $740 million, respectively, were outstanding at December 31, 2006 and 2005. These derivatives generally do not qualify for hedge accounting.
     As noted, market risk arises from the international banking trading activities in foreign exchange (both directly through daily exchange transactions as well as through foreign exchange derivatives), interest rate derivatives (primarily swaps), equity derivatives and securities trading. Proprietary positions taken in foreign exchange instruments, interest rate risk instruments and the securities portfolios are monitored daily against Value-at-Risk (VaR) limits. The VaR methodology the Company uses to measure the daily exposure from trading activities is calculated using a parametric technique with a correlation matrix based upon historical data. The VaR measure uses a 99 percent confidence interval to estimate potential trading losses over a one-day period. The average VaR for trading activities was less than $1 million for both 2006 and 2005.
[ 52 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
OPERATIONAL RISK MANAGEMENT PROCESS
The Company defines operational risk as the risk of not achieving business objectives due to inadequate or failed processes or information systems, human error or the external environment (e.g., natural disasters) including losses due to failures to comply with laws and regulations. Operational risk is inherent in all business activities and can impact an organization through direct or indirect financial loss, brand damage, customer dissatisfaction, or legal or regulatory penalties.
     The Company’s operational risk governance structure includes the Operational Risk Management Committee, which is responsible for maintaining the operational risk framework and related policies and for overseeing the Company’s operational risk program. The Committee is chaired by the Chief Operational Risk Officer and Vice Chairman of the ERMC, and has member representation from business units and support groups. The business units have the responsibility for implementing the framework as well as for the day-to-day management of operational risk.
     Managing operational risk is an important priority for the Company. To mitigate such risk, the Company has developed a comprehensive program to identify, measure, monitor, and report inherent and emerging operational risks. The Company has a multi-year program, which uses the same process risk self-assessment methodology used to facilitate compliance with Section 404 of the Sarbanes-Oxley Act, to effect non-financial operational risk self assessments. The Company also has a reporting process that provides business unit leaders with operational risk information on a quarterly basis to help them assess the overall operational risks of their business units. These initiatives have resulted in improved operational risk intelligence and a heightened level of preparedness to manage risk events and conditions that may adversely impact the Company’s operations.
BUSINESS SEGMENT RESULTS
     The Company is principally engaged in businesses comprising three reportable operating segments: U.S. Card Services, International Card & Global Commercial Services, and Global Network & Merchant Services.
     Results of the business segments essentially treat each segment as a stand-alone business. The management reporting process that derives these results allocates income and expense using various methodologies as described below.
NET REVENUES
     The Company allocates discount revenue and certain other revenues among segments using a transfer pricing methodology. Segments earn discount revenue based on the volume of merchant business generated by cardmembers. Within the U.S. Card Services and International Card & Global Commercial Services segments, discount revenue reflects the issuer component of the overall discount rate; within the Global Network & Merchant Services segment, discount revenue reflects the network and merchant component of the overall discount rate. Net finance charge revenue and net card fees are directly attributable to the segment in which they are reported.
EXPENSES
Marketing, promotion, rewards and cardmember services expenses are reflected in each segment based on actual expenses incurred, with the exception of brand advertising, which is reflected in the Global Network & Merchant Services segment.
     The provision for losses and benefits includes credit-related expenses and interest credited on investment certificates directly attributable to the segment in which they are reported.
     Human resources and other operating expenses reflect expenses incurred directly within each segment. In addition, expenses related to the Company’s support services are allocated to each segment based on support service activities directly attributable to the segment. Other overhead expenses are allocated to segments based on each segment’s level of pretax income. Financing requirements are managed on a consolidated basis. Funding costs are allocated based on segment funding requirements.
CAPITAL
Each business segment is allocated capital based on established business model operating requirements, risk measures, and regulatory capital requirements. Business model operating requirements include capital needed to support operations and specific balance sheet items. The risk measures include considerations for credit, market, and operational risk.
INCOME TAXES
Income tax provision (benefit) is allocated to each business segment based on the effective tax rates applicable to various businesses that make up the segment.
ASSETS
Assets are those that are used or generated exclusively by each segment.
     The following segment results are presented on a GAAP basis except as otherwise noted in the U.S. Card Services discussion.
[ 53 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
U.S. CARD SERVICES
SELECTED INCOME STATEMENT DATA GAAP BASIS PRESENTATION

Years Ended December 31,
(Millions)	2006	2005	2004
Net revenues:
Discount revenue, net card fees and other	$9,989	$8,926	$7,940
Cardmember lending:
Finance charge revenue	3,434	2,408	1,776
Interest expense	957	616	406

Net finance charge revenue	2,477	1,792	1,370
Securitization income:
Excess spread, net (excluding servicing fees)(a)	1,055	811	671
Servicing fees	407	412	388
Gains on sales from securitizations(b)	27	37	73

Securitization income, net	1,489	1,260	1,132

Total net revenues	13,955	11,978	10,442

Expenses:
Marketing, promotion, rewards and cardmember services	4,509	3,911	3,325
Provision for losses	1,630	1,676	1,508
Human resources and other operating expenses	4,511	3,820	3,449

Total expenses	10,650	9,407	8,282

Pretax segment income	3,305	2,571	2,160
Income tax provision	1,028	755	629

Segment income	$2,277	$1,816	$1,531

(a)	Excess spread is the net positive cash flow from interest and fee collections allocated to the investor’s interests after deducting the interest paid on investor certificates, credit losses, contractual servicing fees, and other expenses.

(b)	Excludes $83 million and $(104) million in 2006, $144 million and $(118) million in 2005, and $157 million and $(79) million in 2004, of impact from cardmember loan sales and maturities, respectively, reflected in credit provision.
SELECTED STATISTICAL INFORMATION

Years Ended December 31,
(Billions, except percentages and where indicated)	2006	2005	2004
Card billed business	$333.4	$292.8	$251.7
Total cards-in-force (millions)	40.7	37.5	35.0
Basic cards-in-force (millions)	30.1	27.7	25.7
Average basic cardmember spending (dollars)	$11,521	$10,996	$10,118
U.S. Consumer Travel
Travel sales	$2.4	$1.9	$1.5
Travel commissions and fees/sales	8.4%	8.7%	8.9%
Worldwide Travelers Cheque and prepaid products:
Sales	$19.7	$19.7	$19.9
Average outstanding	$7.0	$7.1	$7.0
Average investments	$7.7	$7.8	$7.5
Investment yield(a)	4.9%	5.1%	5.4%
Tax equivalent yield — managed(a)	7.6%	7.9%	8.4%
Total segment assets	$79.7	$70.3	$58.3
Segment capital	$5.0	$5.1	$4.5
Return on segment capital(b)	46.2%	38.9%	38.5%

Cardmember receivables:
Total receivables	$20.6	$19.2	$17.4
90 days past due as a % of total	2.1%	1.8%	2.0%
Net loss ratio as a % of charge volume	0.28%	0.30%	0.30%

Cardmember lending — owned basis(c):
Total loans	$33.6	$24.8	$19.6
30 days past due loans as a % of total	2.7%	2.3%	2.4%
Average loans	$27.6	$21.0	$17.9
Net write-off rate	3.0%	3.9%	3.9%
Net finance charge revenue/ average loans	9.0%	8.5%	7.7%

Cardmember lending — managed basis(d):
Total loans	$53.8	$46.0	$39.9
30 days past due loans as a % of total	2.6%	2.3%	2.5%
Average loans	$48.0	$41.5	$37.3
Net write-off rate	2.9%	4.1%	4.3%
Net finance charge revenue/ average loans	9.1%	9.0%	8.6%

(a)	Investment yield represents earnings on certain tax-exempt securities. The tax equivalent yield — managed represents earnings on such tax-exempt securities as if it had been earned on a taxable basis and assumes a federal income tax rate of 35 percent.

(b)	Computed on a trailing 12-month basis using segment income and equity capital allocated to segments based upon specific business operational needs, risk measures, and regulatory capital requirements.

(c)	“Owned,” a GAAP basis measurement, reflects only cardmember loans included in the Company’s Consolidated Balance Sheets.

(d)	Includes on-balance sheet cardmember loans and off-balance sheet securitized cardmember loans. The difference between the “owned basis” (GAAP) information and “managed basis” information is attributable to the effects of securitization activities. Refer to the information set forth under “Differences between GAAP and Managed Basis Presentation” below for further discussion of the managed basis presentation.
[ 54 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2006 — GAAP BASIS
The following discussion of U.S. Card Services’ segment results of operations is presented on a GAAP basis.
     U.S. Card Services reported segment income of $2.3 billion for 2006, a 25 percent increase from $1.8 billion in 2005, which increased 19 percent from 2004.
Net Revenues
In 2006, U.S. Card Services’ net revenues increased 17 percent to $14.0 billion primarily due to higher discount revenue, net card fees and other, increased cardmember lending net finance charge revenue, and as discussed previously, greater securitization income, net. Discount revenue, net card fees and other of $10.0 billion in 2006, rose 12 percent from 2005, largely due to higher billed business volumes and the Travelers Cheque and Gift Card investment portfolio gain discussed previously. The 14 percent increase in billed business in 2006 reflected a 5 percent increase in spending per proprietary basic card and a 9 percent growth in basic cards-in-force. Within the U.S. consumer business, billed business grew 13 percent and small business volumes rose 16 percent in 2006. Net finance charge revenue of $2.5 billion in 2006 was 38 percent higher than in 2005, primarily due to 31 percent growth in average owned lending balances and a higher net portfolio yield, partially offset by the impact of higher than anticipated cardmember completion of consumer debt repayment programs and associated payment waivers. Net revenues of $12.0 billion in 2005 were 15 percent higher than 2004 as a result of increased discount revenues, net card fees and other, and cardmember lending net finance charge revenue.
Expenses
During 2006, U.S. Card Services’ expenses increased 13 percent to $10.7 billion, primarily due to greater human resources and other operating expenses, and higher marketing, promotion, rewards and cardmember services expenses, partially offset by a lower provision for losses. Expenses in 2006 and 2005 included $35 million and $10 million, respectively, of charges related to reengineering activities primarily within the Travelers Cheque business and operations area. Expenses in 2005 of $9.4 billion were 14 percent higher than in 2004, primarily due to higher marketing, promotion, rewards and cardmember services expenses, greater human resources and other operating expenses, and higher provisions for losses.
     Marketing, promotion, rewards and cardmember services expenses increased 15 percent in 2006 to $4.5 billion, due to higher volume-related rewards costs, the charge related to a higher ultimate redemption rate estimate within the Membership Rewards reserve in the U.S. discussed previously, and increased marketing and promotion costs. Provision for losses decreased 3 percent in 2006 compared to 2005 due to a comparatively lower level of bankruptcy-related charge offs, lower than expected costs for Hurricane Katrina losses that were provided for in 2005, as well as improved collections, and continued strong credit quality, partially offset by the impact of strong volume and loan growth. Human resources and other operating expenses of $4.5 billion in 2006 increased 18 percent from 2005. The increase was due to higher interest expense, greater professional services expenses, increased human resources expenses, higher technology service fees, and generally higher volume-related and business-building expenses.
     The effective tax rate was 31 percent in 2006, compared to 29 percent in 2005 and 2004. 2005 included a $29 million tax benefit primarily related to the finalization of state tax returns.
DIFFERENCES BETWEEN GAAP AND MANAGED BASIS PRESENTATION
For U.S. Card Services, the managed basis presentation reflects an increase to interest income recorded to enable management to evaluate tax exempt investments on a basis consistent with taxable investment securities. On a GAAP basis, interest income associated with tax exempt investments is recorded based on amounts earned. Accordingly, information presented on a managed basis assumes that tax exempt securities earned income at rates as if the securities produced taxable income with a corresponding increase in the provision for income taxes.
     The managed basis presentation also assumes that there have been no off-balance sheet securitization transactions, i.e., all securitized cardmember loans and related income effects are reflected as if they were in the Company’s balance sheets and income statements, respectively. For the managed basis presentation, revenue and expenses related to securitized cardmember loans are reflected in net card fees and other, net finance charge revenue, and credit provision. On a managed basis, there is no securitization income, net, as the managed basis presentation assumes no securitization transactions have occurred.
     The Company presents U.S. Card Services information on a managed basis because that is the way the Company’s management views and manages the business. Management believes that a full picture of trends in the Company’s cardmember lending business can only be derived by evaluating the performance
[ 55 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
of both securitized and non-securitized cardmember loans. Management also believes that use of a managed basis presentation presents a more accurate picture of the key dynamics of the cardmember lending business. Irrespective of the on- and off-balance sheet funding mix, it is important for management and investors to see metrics for the entire cardmember lending portfolio because they are more representative of the economics of the aggregate cardmember relationships and ongoing business performance and trends over time. It is also important for investors to see the overall growth of cardmember loans and related revenue in order to evaluate market share. These metrics are significant in evaluating the Company’s performance and can only be properly assessed when all non-securitized and securitized cardmember loans are viewed together on a managed basis. The Company does not currently securitize international loans.
     On a GAAP basis, revenue and expenses from securitized cardmember loans are reflected in the Company’s income statements in securitization income, net, fees and commissions, and credit provision for cardmember lending. At the time of a securitization transaction, the securitized cardmember loans are removed from the Company’s balance sheet, and the resulting gain on sale is reflected in securitization income, net, as well as an impact to credit provision (credit reserves are no longer recorded for the cardmember loans once sold). Over the life of a securitization transaction, the Company recognizes servicing fees and other net revenues (referred to as “excess spread”) related to the interests sold to investors (i.e. the investors’ interests). These amounts are reflected in securitization income, net, and fees and commissions. The Company also recognizes net finance charge revenue over the life of the securitization transaction related to the interest it retains (i.e. the seller’s interest). At the maturity of a securitization transaction, cardmember loans on the balance sheet increase, and the impact of the incremental required loss reserves is recorded in credit provision.
     As presented, in aggregate over the life of a securitization transaction, the pretax income impact to the Company is the same whether or not the Company had securitized cardmember loans or funded these loans through other financing activities (assuming the same financing costs). The income statement classifications, however, of specific items will differ.
U.S. CARD SERVICES
SELECTED FINANCIAL INFORMATION MANAGED BASIS PRESENTATION

Years Ended December 31,
(Millions)	2006	2005	2004
Discount revenue, net card fees and other:
Reported for the period (GAAP)	$9,989	$8,926	$7,940
Securitization adjustments(a)	199	210	210
Tax adjustments(b)	217	226	228

Managed discount revenue, net card fees and other	$10,405	$9,362	$8,378

Net finance charge revenue:
Reported for the period (GAAP)	$2,477	$1,792	$1,370
Securitization adjustments(a)	1,880	1,953	1,838

Managed net finance charge revenue	$4,357	$3,745	$3,208

Securitization income, net:
Reported for the period (GAAP)	$1,489	$1,260	$1,132
Securitization adjustments(a)	(1,489)	(1,260)	(1,132)

Managed securitization income, net	$—	$—	$—

Provision for losses:
Reported for the period (GAAP)	$1,630	$1,676	$1,508
Securitization adjustments(a)	550	924	942

Managed provision for losses	$2,180	$2,600	$2,450

(a)	The managed basis presentation assumes that there have been no off-balance sheet securitization transactions, i.e., all securitized cardmember loans and related income effects are reflected as if they were in the Company’s balance sheets and income statements, respectively. For the managed basis presentation, revenue and expenses related to securitized cardmember loans are reflected in net card fees and other, net finance charge revenue, and credit provision. On a managed basis, there is no securitization income, net, as the managed basis presentation assumes no securitization transactions have occurred.

(b)	The managed basis presentation reflects an increase to interest income recorded to enable management to evaluate tax exempt investments on a basis consistent with taxable investment securities. On a GAAP basis, interest income associated with tax exempt investments is recorded based on amounts earned. Accordingly, information presented on a managed basis assumes that tax exempt securities earned income at rates as if the securities produced taxable income with a corresponding increase in the provision for income taxes.
[ 56 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2006 — MANAGED BASIS
The following discussion of U.S. Card Services is on a managed basis.
     Discount revenue, net card fees and other in 2006 and 2005 increased 11 percent and 12 percent to $10.4 billion and $9.4 billion, respectively, largely due to increases in billed business volumes, and also, the Travelers Cheque and Gift Card investment portfolio gain in 2006 discussed previously. Net finance charge revenue increased 16 percent to $4.4 billion in 2006, primarily due to 16 percent growth in the average managed lending balances and a higher net portfolio yield, partially offset by charges related to the higher than anticipated cardmember completion of consumer debt repayment programs and associated payment waivers. Net finance charge revenue of $3.7 billion in 2005 rose 17 percent compared to 2004, primarily due to growth in average lending balances and a higher portfolio yield. Total provision for losses decreased 16 percent to $2.2 billion for 2006, reflecting a comparatively lower level of bankruptcy-related charge offs, lower than expected costs for Hurricane Katrina losses that were provided for in 2005, as well as improved collections, and continued strong credit quality, partially offset by the impact of strong volume and loan growth. Total provision for losses increased 6 percent in 2005 due to strong volume increases, higher provision rates, reflecting the impact of the bankruptcy legislation enacted in October 2005, and a provision for the estimated costs related to Hurricane Katrina.
INTERNATIONAL CARD & GLOBAL COMMERCIAL SERVICES
SELECTED INCOME STATEMENT DATA

Years Ended December 31,
(Millions)	2006	2005	2004
Net revenues:
Discount revenue, net card fees and other	$8,656	$8,221	$7,783
Cardmember lending:
Finance charge revenue	1,240	1,035	907
Interest expense	432	351	267

Net finance charge revenue	808	684	640

Total net revenues	9,464	8,905	8,423

Expenses:
Marketing, promotion, rewards and cardmember services	1,429	1,269	1,130
Provision for losses and benefits	1,358	1,023	740
Human resources and other operating expenses	5,529	5,520	5,480

Total expenses	8,316	7,812	7,350

Pretax segment income	1,148	1,093	1,073
Income tax provision	263	194	319

Segment income	$885	$899	$754

INTERNATIONAL CARD & GLOBAL COMMERCIAL SERVICES
SELECTED STATISTICAL INFORMATION

Years Ended December 31,
(Billions, except percentages and where indicated)	2006	2005	2004
Card billed business	$193.1	$168.5	$148.6
Total cards-in-force (millions)(a)	22.3	22.7	21.6
Basic cards-in-force (millions)	17.9	18.0	17.2
Average basic cardmember spending (dollars)	$10,681	$9,641	$8,610
Global Corporate & International Consumer Travel Travel sales	$19.4	$18.8	$18.4
Travel commissions and fees/sales	8.1%	8.6%	9.0%
International banking:
Total loans	$7.2	$7.1	$6.9
Private banking holdings	$22.5	$20.3	$18.6
Total segment assets	$57.7	$51.7	$47.9
Segment capital	$4.1	$4.1	$3.8
Return on segment capital(b)	20.9%	23.2%	21.2%

Cardmember receivables:
Total receivables	$16.3	$14.5	$13.7
90 days past due as a % of total	1.4%	1.3%	1.5%
Net loss ratio as a % of charge volume	0.18%	0.21%	0.19%

Cardmember lending:
Total loans	$9.7	$8.3	$7.3
30 days past due loans as a % of total	2.9%	2.8%	2.3%
Average loans	$8.9	$7.4	$6.7
Net write-off rate	5.9%	4.7%	5.2%
Net finance charge revenue/average loans	9.1%	9.3%	9.6%

(a)	Cards-in-force at December 31, 2006, reflect the transfer of 1.3 million proprietary cards in Brazil, and approximately 200,000 proprietary cards in Malaysia and Indonesia to Global Network Services during 2006.

(b)	Computed on a trailing 12-month basis using segment income and equity capital allocated to segments based upon specific business operational needs, risk measures and regulatory capital requirements.
RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2006
International Card & Global Commercial Services reported segment income of $885 million for 2006, a 2 percent decrease from $899 million in 2005, which increased 19 percent from 2004.
Net Revenues
In 2006, International Card & Global Commercial Services’ discount revenue, net card fees, and other revenues increased 5 percent to $8.7 billion driven primarily by the higher level of card spending, which was offset by a decrease in net card fees due to the reclassification of certain card acquisition-related costs
[ 57 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
as discussed previously. Growth was also suppressed by the corporate travel environment, increased incentives for corporate clients associated with growth in corporate volumes, and the impact of the sales of card-related activities in Brazil, Malaysia, and Indonesia. The 15 percent increase in billed business in 2006 reflected an 11 percent increase in spending per proprietary basic card and a 1 percent decline in basic cards-in-force after the transfer of cards in Brazil, Malaysia, and Indonesia to Global Network Services during 2006. Assuming no changes in foreign currency exchange rates from 2005 to 2006 and excluding the impact of the sales of Brazil, Malaysia, and Indonesia, billed business and spending per proprietary basic card-in-force increased 15 percent and 9 percent, respectively, in 2006, and all of the Company’s major geographic regions experienced double digit growth. International consumer and small business spending, and global corporate spending rose 13 percent and 16 percent, respectively, compared to 2005. Net finance charge revenue rose 18 percent to $808 million in 2006, primarily due to 20 percent growth in the average cardmember lending balances, which was partially offset by a lower net portfolio yield. Net revenues of $8.9 billion in 2005 were 6 percent higher than 2004 as a result of increased discount revenue, net card fees, and other revenues.
Expenses
During 2006, International Card & Global Commercial Services’ expenses increased 6 percent to $8.3 billion, due to increased provisions for losses and benefits, and higher marketing, promotion, rewards and cardmember services expenses. Expenses in 2006 reflected a $240 million gain related to the sales of card-related activities in Brazil, Malaysia, and Indonesia as well as the sale of an investment in EAB, which was reported as a reduction to human resources and other operating expenses. Expenses in 2006 and 2005 included $94 million and $168 million, respectively, of reengineering costs primarily related to restructuring efforts in the Corporate Travel business, and international operations areas. Expenses in 2005 of $7.8 billion were 6 percent higher than 2004 primarily due to increased provision for losses and benefits, higher marketing and promotion expenses, and greater rewards costs.
     Marketing, promotion, rewards and cardmember services expenses of $1.4 billion increased 13 percent in 2006, due to greater volume-related rewards costs, which was partially offset by a moderate reduction in marketing and promotion costs. The increased marketing, promotion, rewards and cardmember services expenses in 2006 also reflected the adjustments related to Membership Rewards ultimate redemption rate estimate previously discussed. Total provisions for losses and benefits increased 33 percent in 2006 compared to 2005, principally due to higher interest rates on investment certificate balances, strong volume and loan growth, and a higher level of charge offs primarily related to industry-wide credit issues in Taiwan.
     The effective tax rate was 23 percent in 2006 versus 18 percent in 2005 and 30 percent in 2004. The effective tax rate in 2006 reflected a higher tax expense related to uncertainty regarding the Company’s ability to obtain tax benefits for certain expenses attributable to foreign subsidiaries, a relatively high effective tax rate due to the impact of foreign exchange translation on the gain on the sale of the Company’s investment in EAB, and a relatively low effective tax rate benefit on credit losses in Taiwan. These items were offset by a relatively low effective tax rate on the sale of the Company’s card and merchant-related activities in Brazil, resulting principally from the difference between the applicable Brazil tax rate and the higher U.S. statutory rate.
     The effective tax rate was lower in 2005 as compared to 2004 primarily due to tax benefits of $33 million, resulting from the resolution of IRS audits of previous years’ returns, in addition to the positive effect of changes in the Company’s international funding strategy in 2004.
GLOBAL NETWORK & MERCHANT SERVICES
SELECTED INCOME STATEMENT DATA

Years Ended December 31, (Millions)	2006	2005	2004
Net revenues:
Discount revenue, fees and other	$3,161	$2,747	$2,531

Expenses:
Marketing and promotion	518	604	389
Provision (benefit) for losses	89	66	(2)
Human resources and other operating expenses	1,366	1,195	1,233

Total expenses	1,973	1,865	1,620

Pretax segment income	1,188	882	911
Income tax provision	409	309	332

Segment income	$779	$573	$579

[ 58 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
GLOBAL NETWORK & MERCHANT SERVICES
SELECTED STATISTICAL INFORMATION

Years Ended December 31,
(Billions, except percentages and where indicated)	2006	2005	2004
Global Card billed business(a)	$561.5	$484.4	$416.1
Global Network & Merchant Services:
Total segment assets	$4.4	$4.5	$3.9
Segment capital	$1.3	$1.3	$1.1
Return on segment capital(b)	60.3%	49.2%	56.2%
Global Network Services(c):
Card billed business	$35.4	$24.0	$17.7
Total cards-in-force (millions)(d)	15.0	10.8	8.8

(a)	Global Card billed business includes activities (including cash advances) related to proprietary cards, cards issued under network partnership agreements, and certain insurance fees charged on proprietary cards.

(b)	Computed on a trailing 12-month basis using segment income and equity capital allocated to segments based upon specific business operational needs, risk measures, and regulatory capital requirements.

(c)	Billed business and cards-in-force reflect the transfer, effective January 1, 2006, to International Card & Global Commercial Services’ segment of corporate card accounts in certain emerging markets that had been managed within Global Network Services.

(d)	Cards-in-force for 2006 reflect the transfer of 1.3 million proprietary cards in Brazil, and approximately 200,000 proprietary cards-in-force in Malaysia and Indonesia from the International Card & Global Commercial Services segment during second quarter 2006 and third quarter 2006, respectively.
RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2006
Net Revenues
Global Network & Merchant Services reported segment income of $779 million in 2006, a 36 percent increase from $573 million in 2005, which was 1 percent lower than in 2004.
     In 2006, Global Network & Merchant Services’ net revenues increased 15 percent to $3.2 billion reflecting growth in merchant-related fees, primarily generated from the 16 percent increase in global card billed business as well as higher network partner-related revenues. Net revenues of $2.7 billion in 2005 were 9 percent higher than 2004 as a result of higher discount revenue, fees and other revenues primarily due to growth in merchant-related fees generated from strong growth in global card billed business, partially offset by a decrease in other revenues as a result of the 2004 sale of the ATM business and the impact of a lower overall discount rate.
Expenses
During 2006, Global Network & Merchant Services’ expenses increased 6 percent to $2.0 billion due to increased human resources and other operating expenses and provision for losses, offset by lower marketing and promotion expenses. Expenses in 2006 and 2005 included $8 million and $3 million of reengineering costs, respectively. Expenses in 2005 of $1.9 billion were 15 percent higher than 2004, primarily due to higher marketing and promotion expenses, and increased costs for provision for losses offset by a decrease in human resources expenses and other operating expenses.
     Marketing and promotion expenses decreased 14 percent in 2006 to $518 million, reflecting a reduction in brand-related advertising costs versus last year when the “MyLife, MyCard (SM)” campaign was in a particularly active phase. Provision for losses increased 35 percent due to higher merchant-related provisions. Human resources and other operating expenses of $1.4 billion in 2006 increased 14 percent, reflecting higher business volumes, greater salary, incentive and benefit costs, and an adjustment in amortization of an intangible asset relating to an overseas joint venture. This was partially offset by a larger interest expense credit that recognizes the merchant services’ accounts payable-related funding benefit and the previously discussed merchant-related Brazil gain.
     The effective tax rate was 34 percent in 2006 versus 35 percent in 2005 and 36 percent in 2004.
CORPORATE & OTHER
Corporate & Other had net expense of $212 million, $67 million, and $178 million in 2006, 2005, and 2004, respectively. Net expense in 2006 reflected $17 million ($11 million after-tax) of reengineering costs. 2005 items included a $159 million tax benefit resulting from the resolution of prior years’ tax items, a $112 million ($73 million after-tax) September 11, 2001-related insurance recovery, partially offset by $105 million ($68 million after-tax) of reengineering costs. In addition, the comparison of 2006 to 2005 and 2004 reflects efforts to eliminate overhead that was supportive of Ameriprise.
     The Company maintained a $200 million equity investment in the Industrial & Commercial Bank of China (ICBC), which was accounted for at cost. On October 27, 2006, ICBC completed an initial public offering. The Company will continue to be required to account for its investment at cost for approximately two years due to contractual sales restrictions, at which time the Company will make a determination whether to classify the investment as either Available-for-Sale or Trading securities.
[ 59 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
AIRLINE INDUSTRY MATTERS
Historically, the Company has not experienced significant revenue declines when a particular airline scales back or ceases operations due to a bankruptcy or other financial challenges. This is because volumes generated by that airline are typically shifted to other participants in the industry that accept the Company’s card products. Nonetheless, the Company is exposed to business and credit risk in the airline industry primarily through business arrangements where the Company has remitted payment to the airline for a cardmember purchase of tickets that have not yet been used or “flown.” In the event that the cardmember is not able to use the ticket and the Company, based on the facts and circumstances, credits the cardmember for the unused ticket, this business arrangement creates a potential exposure for the Company. This credit exposure is included in the maximum amount of undiscounted future payments disclosed in Note 11 to the Consolidated Financial Statements. Historically, this type of exposure has not generated any significant losses for the Company because an airline operating under bankruptcy protection needs to continue accepting credit and charge cards and honoring requests for credits and refunds in the ordinary course of its business. Typically, as an airline’s financial situation deteriorates, the Company delays payment to the airline thereby increasing cash withheld to protect the Company in the event the airline is liquidated. The Company’s goal in these distressed situations is to hold sufficient cash over time to ensure that upon liquidation, the cash held is equivalent to the credit exposure related to any unused tickets.
     There has been some speculation that there will be consolidation in the airline industry, both in the United States and internationally. While the Company would not expect its merchant relationships to change in the event of consolidation, it is possible that the Company’s co-brand relationships might be affected if one of the Company’s partners merged with an airline that had a different co-brand partner.
     As part of Delta Air Lines’ (Delta) decision to file for protection under Chapter 11 of the Bankruptcy Code, the Company lent funds to Delta as part of Delta’s post-petition, debtor-in-possession financing under the Bankruptcy Code. At December 31, 2006, the remaining principal balance was $176 million and is scheduled to be repaid on a monthly basis through September 2007. This post-petition facility continues to be structured as an advance against the Company’s obligations to purchase Delta SkyMiles rewards points under the Company’s co-brand and Membership Rewards agreements.
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
OTHER REPORTING MATTERS
ACCOUNTING DEVELOPMENTS
See the Recently Issued Accounting Standards section of Note 1 to the Consolidated Financial Statements.
GLOSSARY OF SELECTED TERMINOLOGY
Asset securitizations — Asset securitization involves the transfer and sale of receivables or loans to a special purpose entity, which is a separate legal entity, created for the securitization activity, typically a trust. The trust, in turn, issues securities, commonly referred to as asset-backed securities, that are secured by the transferred receivables or loans. The trust uses the proceeds from the sale of such securities to pay the purchase price for the underlying receivables or loans.
Average discount rate — Represents discount revenue from all card spending (proprietary and Global Network Services) at merchants divided by all billed business (proprietary and Global Network Services) generating discount revenue at such merchants. Only merchants acquired by the Company are included in the computation. Discount rates have been restated on a historical basis from those previously disclosed, primarily to retain in the computation the Global Network Services partner portion of the discount revenue, as well as the Company’s portion of discount revenue.
Basic cards-in-force — Represents the number of cards issued and outstanding to the primary account owners and does not include additional supplemental cards issued on such accounts.
Billed business — Represents the dollar amount of charges on all American Express cards; also referred to as spend or charge volume. Proprietary billed business includes charges made on the Company’s proprietary
[ 60 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
cards-in-force, cash advances on proprietary cards and certain insurance fees charged on proprietary cards. Non-proprietary billed business represents the charges through the Company’s global network on cards issued by the Company’s network partners.
Card acquisition — Primarily represents the issuance of new cards to either new or existing cardmembers through marketing and promotion efforts.
Cardmember — The individual holder of an issued American Express branded charge or credit card.
Cardmember lending finance charge revenue, net of interest — Represents the net revenue earned on outstanding cardmember loans. Cardmember lending finance charges are assessed using the average daily balance method. They are recognized based upon the principal amount outstanding in accordance with the terms of the applicable account agreement until the outstanding balance is paid or written-off. Cardmember lending finance charges are presented net of the interest expense incurred by the Company to finance lending receivables.
Cardmember loans — Represents the outstanding amount due from cardmembers for charges made on their American Express credit cards, as well as any interest charges and card-related fees. Cardmember loans also include balances with extended payment terms on certain charge card products.
Cardmember receivables — Represents the outstanding amount due from cardmembers for charges made on their American Express charge cards as well as any card-related fees.
Charge cards — Represents cards that carry no pre-set spending limits and are primarily designed as a method of payment and not as a means of financing purchases. Cardmembers generally must pay the full amount billed each month. No finance charges are assessed on charge cards.
Credit cards — Represents cards that have a range of revolving payment terms, grace periods, and rate and fee structures.
Discount revenue — Represents revenue earned from fees charged to merchants with whom the Company has entered into a card acceptance agreement for processing cardmember transactions. The discount fee generally is deducted from the Company’s payment reimbursing the merchant for cardmember purchases.
Interest-only strip — Interest-only strips are generated from U.S. Card Services’ securitization activity and are a form of retained interest held by the Company in the securitization. This financial instrument represents the present value of estimated future “excess spread” expected to be generated by the securitized assets over the estimated life of those assets. Excess spread is the net positive cash flow from interest and fee collections allocated to the third-party investors’ interests in the securitization after deducting the interest paid on the investor certificates, credit losses, contractual servicing fees, and other expenses.
Merchant acquisition — Represents the signing of merchants to accept American Express-branded charge and credit cards.
Net card fees — Represents the card membership fees earned during the period. These fees are recognized as revenue over the covered card membership period (typically one year), net of provision for projected refunds for cancellation of card membership. Beginning prospectively as of July 1, 2006, certain card acquisition-related costs were reclassified from other expenses to a reduction in net card fees over the membership period covered by the card fee.
Net loss ratio — Represents the ratio of write offs, net of recoveries on cardmember receivables expressed as a percentage of the total charge card volume.
Net write-off rate — Represents the amount of loans written off, net of recoveries as a percentage of the average loan balance during the period.
Return on average equity — Computed on a trailing 12-month basis using total shareholders’ equity as included in the Consolidated Financial Statements prepared in accordance with U.S. GAAP.
Return on segment capital — Computed on a trailing 12-month basis using segment income and equity capital allocated to segments based upon specific business operational needs, risk measures, and regulatory capital requirements.
[ 61 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
Securitization income, net — Net securitization income includes non-credit provision components of the net gains and charges from securitization activities; impairment charges, if any, of the related interest-only strip; excess spread related to securitized cardmember loans; net finance charge revenue on retained interests in securitized cardmember loans, and servicing income, net of related discounts or fees. Excess spread is the net positive cash flow from interest and fee collections allocated to the third-party investors’ interests in the securitization after deducting the interest paid on the investor certificates, credit losses, contractual servicing fees, and other expenses. Excess spread is recognized as it is earned.
Stored value and prepaid products — Include Travelers Cheques and other prepaid products such as gift cheques and cards as well as reloadable Travelers Cheque cards. These products are sold as safe and convenient alternatives to currency for purchasing goods and services.
Total cards-in-force — Represents the number of cards that are issued and outstanding. Total consumer cards-in-force includes basic cards issued to the primary account owner and any supplemental cards which represent additional cards issued on that account. Total small business and corporate cards-in-force include basic cards issued to employee cardmembers. Proprietary cards-in-force represent card products where the Company owns the cardmember relationship including card issuance, billing and credit management and strategic plans such as marketing, promotion, and development of card products and offerings. Proprietary cards-in-force include co-brand and affinity cards. For non-proprietary cards-in-force (except for certain network partnership agreements), the Company maintains the responsibility to acquire and service merchants that accept the Company’s cards and the cardmember relationship is owned by the Company’s network partners that issue the cards.
Travel sales — Represents the total dollar amount of travel transaction volume for airline, hotel, car rental, and other travel arrangements made for consumers and corporate clients. The Company earns revenue on these transactions by charging a transaction or management fee.
FORWARD-LOOKING STATEMENTS
This report includes forward-looking statements, which are subject to risks and uncertainties. The words “believe,” “expect,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update or revise any forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: the Company’s ability to meet its ROE target range of 33 to 36 percent on average and over time, which will depend in part on factors such as the Company’s ability to generate sufficient revenue growth and achieve sufficient margins, fluctuations in the capital required to support its businesses, the mix of the Company’s financings, and fluctuations in the level of the Company’s shareholders’ equity due to share repurchases, dividends, changes in accumulated other comprehensive income and accounting changes, among other things; the Company’s ability to grow its business and meet or exceed its return on shareholders’ equity target by reinvesting approximately 35 percent of annually-generated capital, and returning approximately 65 percent of such capital to shareholders, over time, which will depend on the Company’s ability to manage its capital needs and the effect of business mix, acquisitions and rating agency requirements; consumer and business spending on the Company’s credit and charge card products and Travelers Cheques and other prepaid products and growth in card lending balances, which depend in part on the ability to issue new and enhanced card and prepaid products, services and rewards programs, and increase revenues from such products, attract new cardmembers, reduce cardmember attrition, capture a greater share of existing cardmembers’ spending, and sustain premium discount rates on its card products in light of regulatory and market pressures, increase merchant coverage, retain cardmembers after low introductory lending rates have expired, and expand the Global Network Services business; the success of the Global Network Services business in partnering with banks in the United States, which will depend in part on the extent to which such business further enhances the
[ 62 ]

2006 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY
Company’s brand, allows the Company to leverage its significant processing scale, expands merchant coverage of the network, provides Global Network Services’ bank partners in the United States the benefits of greater cardmember loyalty and higher spend per customer, and merchant benefits such as greater transaction volume and additional higher spending customers; fluctuations in interest rates, which impact the Company’s borrowing costs and return on lending products; the continuation of favorable trends, including increased travel and entertainment spending, and the overall level of consumer confidence; the costs and integration of acquisitions; the success, timeliness and financial impact (including costs, cost savings and other benefits including increased revenues), and beneficial effect on the Company’s operating expense to revenue ratio, both in the short-term and over time, of reengineering initiatives being implemented or considered by the Company, including cost management, structural and strategic measures such as vendor, process, facilities and operations consolidation, outsourcing (including, among others, technologies operations), relocating certain functions to lower-cost overseas locations, moving internal and external functions to the Internet to save costs, and planned staff reductions relating to certain of such reengineering actions; the Company’s ability to reinvest the benefits arising from such reengineering actions in its businesses; the ability to control and manage operating, infrastructure, advertising and promotion expenses as business expands or changes, including the ability to accurately estimate the provision for the cost of the Membership Rewards program; the Company’s ability to manage credit risk related to consumer debt, business loans, merchant bankruptcies and other credit trends and the rate of bankruptcies, which can affect spending on card products, debt payments by individual and corporate customers and businesses that accept the Company’s card products and returns on the Company’s investment portfolios; bankruptcies, restructurings, consolidations or similar events affecting the airline or any other industry representing a significant portion of the Company’s billed business, including any potential negative effect on particular card products and services and billed business generally that could result from the actual or perceived weakness of key business partners in such industries; the triggering of obligations to make payments to certain co-brand partners, merchants, vendors and customers under contractual arrangements with such parties under certain circumstances; a downturn in the Company’s businesses and/or negative changes in the Company’s and its subsidiaries’ credit ratings, which could result in contingent payments under contracts, decreased liquidity and higher borrowing costs; risks associated with the Company’s agreements with Delta Air Lines to prepay a remaining balance of $176 million for the future purchases of Delta SkyMiles rewards points; fluctuations in foreign currency exchange rates; accuracy of estimates for the fair value of the assets in the Company’s investment portfolio and, in particular, those investments that are not readily marketable, including the valuation of the interest-only strip relating to the Company’s lending securitizations; the potential negative effect on the Company’s businesses and infrastructure, including information technology, of terrorist attacks, natural disasters or other catastrophic events in the future; political or economic instability in certain regions or countries, which could affect lending and other commercial activities, among other businesses, or restrictions on convertibility of certain currencies; changes in laws or government regulations; outcomes and costs associated with litigation and compliance and regulatory matters; and comp etitive pressures in all of the Company’s major businesses. See also “Risk Factors” in the Company’s 2006 Form 10-K filed with the SEC.
[ 63 ]

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
     The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.
     Based on management’s assessment and those criteria, we believe that, as of December 31, 2006, the Company’s internal control over financial reporting is effective.
     PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, has issued an audit report appearing on the following page on our assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006.
[ 65 ]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of American Express Company:
We have completed integrated audits of American Express Company’s 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.
Consolidated financial statements
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of American Express Company and its subsidiaries (the “Company”) at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Internal control over financial reporting
Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally
[ 66 ]

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
February 26, 2007
[ 67 ]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of American Express Company
We have audited the accompanying consolidated statements of income, shareholders’ equity, and cash flows of American Express Company for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of the Company’s operations and its cash flows for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of American Express Company’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2005 (not included herein) expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
New York, New York
February 18, 2005, except for notes 2 and 19, as to which the date is February 27, 2006
[ 68 ]

CONSOLIDATED STATEMENTS OF INCOME
AMERICAN EXPRESS COMPANY

Years Ended December 31, (Millions, except per share amounts)	2006	2005	2004
Net revenues
Discount revenue	$12,978	$11,489	$10,126
Cardmember lending finance charge revenue, net of interest	3,457	2,580	2,224
Net card fees	1,994	2,033	1,909
Travel commissions and fees	1,778	1,780	1,795
Other commissions and fees	2,555	2,375	2,200
Securitization income, net	1,489	1,260	1,132
Other investment and interest income, net of interest	1,078	1,055	997
Other	1,807	1,496	1,514

Total	27,136	24,068	21,897

Expenses
Marketing, promotion, rewards and cardmember services	6,516	5,841	4,965
Human resources	5,065	4,829	4,538
Provisions for losses and benefits:
Charge card	935	1,038	833
Cardmember lending	1,623	1,349	1,130
Investment certificates and other	529	386	301

Total	3,087	2,773	2,264

Professional services	2,710	2,308	2,141
Occupancy and equipment	1,491	1,428	1,353
Interest	1,236	920	814
Communications	449	457	474
Other	1,254	1,264	1,517

Total	21,808	19,820	18,066

Pretax income from continuing operations	5,328	4,248	3,831
Income tax provision	1,599	1,027	1,145

Income from continuing operations	3,729	3,221	2,686
(Loss) Income from discontinued operations, net of tax	(22)	513	830
Cumulative effect of accounting change related to discontinued operations, net of tax	—	—	(71)

Net income	$3,707	$3,734	$3,445

Earnings per Common Share — Basic:
Income from continuing operations	$3.08	$2.61	$2.13
(Loss) Income from discontinued operations	(0.02)	0.42	0.66
Cumulative effect of accounting change	—	—	(0.05)

Net income	$3.06	$3.03	$2.74

Earnings per Common Share — Diluted:
Income from continuing operations	$3.01	$2.56	$2.09
(Loss) Income from discontinued operations	(0.02)	0.41	0.65
Cumulative effect of accounting change	—	—	(0.06)

Net income	$2.99	$2.97	$2.68

Average common shares outstanding for earnings per common share:
Basic	1,212	1,233	1,259
Diluted	1,238	1,258	1,285

See Notes to Consolidated Financial Statements.
[ 70 ]

CONSOLIDATED BALANCE SHEETS
AMERICAN EXPRESS COMPANY

December 31, (Millions, except share data)	2006	2005
Assets
Cash and cash equivalents (Note 1)	$7,956	$7,126
Accounts receivable and accrued interest:
Cardmember receivables, less reserves: 2006, $981; 2005, $942	36,386	33,216
Other receivables, less reserves: 2006, $42; 2005, $66	2,465	2,281
Investments (Note 3)	20,990	21,334
Loans: (Note 4)
Cardmember lending, less reserves: 2006, $1,171; 2005, $996	42,135	32,108
International banking, less reserves: 2006, $64; 2005, $64	7,160	7,049
Other, less reserves: 2006, $34; 2005, $37	953	1,644
Land, buildings and equipment — at cost, less accumulated depreciation:
2006, $3,169; 2005, $2,868	2,448	2,230
Other assets	7,360	6,972

Total assets	$127,853	$113,960

Liabilities and Shareholders’ Equity
Customers’ deposits	$24,656	$24,579
Travelers Cheques outstanding	7,215	7,175
Accounts payable	8,764	7,503
Investment certificate reserves	6,058	6,872
Short-term debt (Note 8)	15,162	15,633
Long-term debt (Note 8)	42,747	30,781
Other liabilities	12,740	10,868

Total liabilities	117,342	103,411

Shareholders’ Equity
Common shares, $.20 par value, authorized 3.6 billion shares; issued and outstanding 1,199 million shares in 2006 and 1,241 million shares in 2005 (Note 9)	240	248
Additional paid-in capital	9,638	8,652
Retained earnings	1,153	1,788
Accumulated other comprehensive (loss) income:
Net unrealized securities gains, net of tax: 2006, $(61); 2005, $(88)	92	137
Net unrealized derivatives gains, net of tax: 2006, $(16); 2005, $(77)	27	143
Foreign currency translation adjustments, net of tax: 2006, $22; 2005, $34	(222)	(400)
Net unrealized pension and other postretirement benefit costs, net of tax: 2006, $210	(417)	—
Minimum pension liability, net of tax: 2005, $10	—	(19)

Total accumulated other comprehensive loss	(520)	(139)

Total shareholders’ equity	10,511	10,549

Total liabilities and shareholders’ equity	$127,853	$113,960

See Notes to Consolidated Financial Statements.
[ 71 ]

CONSOLIDATED STATEMENTS OF CASH FLOWS
AMERICAN EXPRESS COMPANY

Years Ended December 31, (Millions)	2006	2005	2004
Cash Flows from Operating Activities
Net income	$3,707	$3,734	$3,445
Loss (Income) from discontinued operations, net of tax	22	(513)	(830)
Add: Cumulative effect of accounting change related to discontinued operations, net of tax	—	—	71

Income from continuing operations	3,729	3,221	2,686
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Provisions for losses and benefits	3,102	2,816	2,399
Depreciation and amortization	645	602	600
Deferred taxes, acquisition costs and other	(524)	(226)	934
Stock-based compensation	298	256	183
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Accounts receivable and accrued interest	(309)	(623)	(716)
Other operating assets	(483)	526	302
Accounts payable and other liabilities	2,520	1,243	854
Increase (decrease) in Travelers Cheques outstanding	35	(111)	468
Net cash (used in) provided by operating activities attributable to discontinued operations	(8)	341	1,433

Net cash provided by operating activities	9,005	8,045	9,143

Cash Flows from Investing Activities
Sale of investments	5,964	3,795	4,884
Maturity and redemption of investments	13,224	7,545	3,348
Purchase of investments	(18,457)	(11,824)	(10,623)
Net increase in cardmember loans/receivables	(15,096)	(13,012)	(8,706)
Proceeds from cardmember loan securitizations	3,491	5,386	3,888
Maturities of cardmember loan securitizations	(4,435)	(4,463)	(3,000)
Loan operations and principal collections for international banking, net	(134)	(399)	(489)
Purchase of land, buildings and equipment	(861)	(608)	(616)
Sale of land, buildings and equipment	95	248	252
Dispositions (acquisitions), net of cash sold/acquired	993	(136)	1,347
Cash spun-off to Ameriprise	—	(3,678)	—
Net cash used in investing activities attributable to discontinued operations	(1)	(113)	(1,895)

Net cash used in investing activities	(15,217)	(17,259)	(11,610)

Cash Flows from Financing Activities
Net change in customers’ deposits	(338)	5,331	(488)
Sale of investment certificates	4,670	5,728	4,579
Redemption of investment certificates	(5,554)	(4,296)	(3,561)
Net decrease in debt with maturities of three months or less	(3,017)	(339)	(3,453)
Issuance of debt	29,545	14,389	19,791
Principal payments on debt	(14,978)	(14,426)	(9,449)
Issuance of American Express common shares and other	1,203	1,129	1,055
Repurchase of American Express common shares	(4,093)	(1,853)	(3,578)
Dividends paid	(661)	(597)	(535)
Net cash provided by financing activities attributable to discontinued operations	1	1,377	1,815

Net cash provided by financing activities	6,778	6,443	6,176

Effect of exchange rate changes on cash	264	(10)	42

Net increase (decrease) in cash and cash equivalents	830	(2,781)	3,751
Cash and cash equivalents at beginning of year includes cash of discontinued operations: 2005, $2,099; 2004, $2,189	7,126	9,907	6,156

Cash and cash equivalents at end of year includes cash of discontinued operations: 2004, $2,099	$7,956	$7,126	$9,907

See Notes to Consolidated Financial Statements.
[ 72 ]

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AMERICAN EXPRESS COMPANY

				Accumulated
			Additional	Other
		Common	Paid-in	Comprehensive	Retained
Three Years Ended December 31, 2006
(Millions, except per share amounts)	Total	Shares	Capital	Income/(Loss)	Earnings
Balances at December 31, 2003	$15,323	$257	$6,081	$192	$8,793
Comprehensive income:
Net income	3,445				3,445
Change in net unrealized securities gains	(171)			(171)
Change in net unrealized derivatives losses	6			6
Derivatives losses reclassified to earnings	298			298
Foreign currency translation adjustments	(66)			(66)
Minimum pension liability adjustment	(1)			(1)

Total comprehensive income	3,511
Repurchase of common shares	(3,578)	(14)	(338)		(3,226)
Other changes, primarily employee plans	1,320	7	1,573		(260)
Cash dividends declared:
Common, $0.44 per share	(556)				(556)

Balances at December 31, 2004	16,020	250	7,316	258	8,196
Comprehensive income:
Net income	3,734				3,734
Change in net unrealized securities gains	(607)			(607)
Change in net unrealized derivatives gains (losses)	319			319
Derivatives gains reclassified to earnings	(44)			(44)
Foreign currency translation adjustments	(81)			(81)
Minimum pension liability adjustment	(2)			(2)

Total comprehensive income	3,319
Spin-off of Ameriprise	(7,746)			18	(7,764)
Repurchase of common shares	(1,853)	(7)	(209)		(1,637)
Other changes, primarily employee plans	1,405	5	1,545		(145)
Cash dividends declared:
Common, $0.48 per share	(596)				(596)

Balances at December 31, 2005	10,549	248	8,652	(139)	1,788
Comprehensive income:
Net income	3,707				3,707
Change in net unrealized securities gains	(45)			(45)
Change in net unrealized derivatives gains	42			42
Derivatives gains reclassified to earnings	(158)			(158)
Foreign currency translation adjustments	178			178
Minimum pension liability adjustment	(2)			(2)

Total comprehensive income	3,722
Adjustment to initially apply SFAS No. 158, net of tax	(396)			(396)
Repurchase of common shares	(4,093)	(15)	(534)		(3,544)
Acquisition of Harbor Payments, Inc.	147		147
Other changes, primarily employee plans	1,274	7	1,373		(106)
Cash dividends declared:
Common, $0.57 per share	(692)				(692)

Balances at December 31, 2006	$10,511	$240	$9,638	$(520)	$1,153

See Notes to Consolidated Financial Statements.
[ 73 ]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY
CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
THE COMPANY
American Express Company (the Company) is a leading global payments, network, and travel company. The Company offers a broad range of products and services including charge and credit cards; stored value products such as Travelers Cheques and gift cards; travel agency services; travel and business expense management products and services; network services and merchant acquisition and merchant processing for the Company’s network partners and proprietary payments businesses; lending products; point-of-sale and back-office products and services for merchants; magazine publishing; and international banking products. The Company’s various products and services are sold globally to diverse customer groups, including consumers, small businesses, mid-market companies, large corporations, and banking institutions. These products and services are sold through various channels including direct mail, on-line applications, targeted sales-forces, and direct response advertising.
ACQUISITIONS AND DIVESTITURES
Effective December 31, 2006, the Company acquired Harbor Payments, Inc. (Harbor Payments) for approximately $150 million which was paid primarily in the Company’s common stock. Harbor Payments is a technology provider that specializes in electronic invoice and payment capabilities. The acquisition is reflected in the International Card & Global Commercial Services segment.
     During the third quarter of 2006, the Company completed the sale of its card and merchant-related activities in Malaysia to Maybank, and its card and merchant-related activities in Indonesia to Bank Danamon for combined proceeds of $94 million. The transactions generated a gain of $33 million ($24 million after-tax), and are reported as a reduction to other expenses in the Company’s continuing operations. The gain is reported within the International Card & Global Commercial Services segment.
     On June 30, 2006, the Company completed the sale of its card and merchant-related activities and international banking activities in Brazil to Banco Bradesco S.A. (Bradesco), for approximately $470 million. The transaction generated a net after-tax gain of $109 million. $144 million ($131 million after-tax) of the gain relates to the card and merchant-related activities sold and is reported as a reduction to other operating expenses in the Company’s continuing operations ($119 million in the International Card & Global Commercial Services segment and $25 million in the Global Network & Merchant Services segment). A $22 million after-tax loss related to the sale of the Company’s international banking activities to Bradesco is reported in discontinued operations for banking activities the Company exited in Brazil.
     The Company will continue to maintain its presence in the card and merchant-related businesses within Malaysia, Indonesia, and Brazil through its Global Network Services arrangements with acquirers.
     On September 30, 2005, the Company completed the spin-off of Ameriprise Financial, Inc. (Ameriprise), formerly known as American Express Financial Corporation, the Company’s financial planning and financial services business. In addition, during the third quarter of 2005, the Company completed certain dispositions including the sale of its tax, accounting, and consulting business, American Express Tax and Business Services, Inc. (TBS). The operating results and cash flows related to Ameriprise and certain dispositions (including TBS) have been reflected as discontinued operations in the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements have been adjusted to exclude discontinued operations unless otherwise noted.
PRINCIPLES OF CONSOLIDATION
The Consolidated Financial Statements of the Company are prepared in conformity with U.S. generally accepted accounting principles (GAAP). All significant intercompany transactions are eliminated.
     The Company consolidates all non-variable interest entities in which the Company holds a greater than 50 percent voting interest. Entities in which the Company’s voting interest exceeds 20 percent but is less than 50 percent are accounted for under the equity method. All other investments are accounted for under the cost method unless the Company determines that it exercises significant influence over an entity by means other than voting rights, in which case the entity is accounted for under the equity method.
     The Company also consolidates all Variable Interest Entities (VIEs) for which it is considered to be the primary beneficiary pursuant to Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (FIN 46(R)). The determination of whether an

[ 74 ]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY
entity is a VIE is based on the amount and characteristics of the entity’s equity. In general, FIN 46(R) requires an enterprise to consolidate a VIE when it has a variable interest and it is deemed to be the primary beneficiary (meaning that it will absorb a majority of the VIE’s expected losses or receive a majority of the VIE’s expected residual return).
     Qualifying Special Purpose Entities (QSPEs) under Statement of Financial Accounting Standards (SFAS) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS No. 140), are not consolidated. The Company utilizes QSPEs in connection with cardmember lending securitizations within the U.S. Card Services segment.
     Certain reclassifications of prior period amounts have been made to conform to the current presentation, including revenue and expense reclassifications contained in the current report on Form 8-K dated April 5, 2006. In addition, beginning prospectively as of July 1, 2006, certain card acquisition-related costs were reclassified from other expenses to a reduction in net card fees.
FOREIGN CURRENCY
Assets and liabilities denominated in foreign currencies are translated into U.S. dollars based upon exchange rates prevailing at the end of each year. The resulting translation adjustments, along with any related qualifying hedge and tax effects, are included in accumulated other comprehensive (loss) income, a component of shareholders’equity. Revenues and expenses are translated at the average month-end exchange rates during the year. Gains and losses related to non-functional currency transactions, including non-U.S. operations where the functional currency is the U.S. dollar, are reported net in other revenue or other expense, depending on the nature of the activity, in the Company’s Consolidated Statements of Income. Net foreign currency transaction gains (losses) amounted to approximately $9 million, $5 million, and $(113) million in 2006, 2005, and 2004, respectively.
AMOUNTS BASED ON ESTIMATES AND ASSUMPTIONS
Accounting estimates are an integral part of the Consolidated Financial Statements. These estimates are based, in part, on management’s assumptions concerning future events. Among the more significant assumptions are those that relate to reserves for cardmember losses, asset securitizations, and Membership Rewards, as discussed below. These accounting estimates reflect the best judgment of management, but actual results could differ.
NET REVENUES
The Company generates revenue from a variety of sources including global payments, such as charge and credit cards, travel services and investments funded by the sale of stored value products, such as Travelers Cheques.
Discount revenue
The Company earns discount revenue from fees charged to merchants with which the Company has entered into card acceptance agreements for processing cardmember transactions. The discount generally is deducted from the payment to the merchant and recorded as discount revenue at the time the charge is captured.
Cardmember lending finance charge revenue, net of interest
Cardmember lending finance charges are assessed using the average daily balance method for receivables owned. These amounts are recognized based upon the principal amount outstanding in accordance with the terms of the applicable account agreement until the outstanding balance is paid or written-off. Cardmember lending finance charge revenue is presented net of interest expense of $1,222 million, $868 million, and $571 million for 2006, 2005, and 2004, respectively.
Net card fees
Card fees are deferred and recognized as revenue on a straight-line basis over the twelve-month card membership period, net of deferred direct card acquisition costs and a reserve for projected membership cancellations. The carrying amount of deferred card fees, net of direct acquisition costs and the reserves for membership cancellations, is included in other liabilities on the Consolidated Balance Sheet. The amounts of each as of December 31 were as follows:

(Millions)	2006	2005
Deferred card fees	$1,252	$1,176
Deferred direct acquisition costs	(145)	(123)
Reserves for membership cancellations	(120)	(124)

Deferred card fees, net of direct acquisition costs and reserves	$987	$929

Travel commissions and fees
The Company earns customer revenue by charging a transaction or management fee for airline or other transactions. Customer-related fees and other revenues are recognized at the time a client books travel arrangements. Travel suppliers pay commissions on airline tickets issued and on sales and transaction volumes, based on contractual agreements. These

[ 75 ]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY
revenues are recognized at the time a ticket is purchased. Other travel suppliers that pay commissions on hotels and car rentals generally are not under firm contractual agreements, and, therefore, revenue is not recognized until cash is received.
Other commissions and fees
Other commissions and fees include foreign exchange conversion fees and other card-related assessments, which are recognized primarily in the period in which they are charged to the cardmember. Fees related to the Company’s Membership Rewards program are deferred and recognized over the period covered by the fee and included in deferred card fees, net of deferred acquisition costs.
Securitization income, net
Net securitization income includes non-credit provision components of the net gains and charges from securitization activities; impairment charges, if any, of the related interest-only strip; excess spread related to securitized cardmember loans; net finance charge revenue on retained interests in securitized cardmember loans; and servicing income, net of related discounts or fees. Excess spread is the net positive cash flow from interest and fee collections allocated to the third-party investors’ interests in the securitization after deducting the interest paid on the investor certificates, credit losses, contractual servicing fees and other expenses. Excess spread is recognized as it is earned.
Other investment and interest income, net of interest
Investment and interest income for the Company’s performing fixed-income securities is accrued as earned using the effective interest method, which adjusts the yield for security premiums and discounts, fees and other payments, so that the related security recognizes a constant rate of return on the outstanding balance throughout its term. The Company also accrues investment income using the straight-line method for a certain investment portfolio. The difference between the straight-line and the effective interest method for this portfolio was not significant.
     Interest income for the Company’s international banking and other loans is accrued on unpaid principal balances using the effective interest method unless collection of interest is in doubt. In those cases, interest income is recognized only to the extent it is received in cash. Generally, the accrual of interest on these loans and advances is discontinued if a loan is 90 days delinquent (depending on loan type) or when an impairment is determined. When management doubts outstanding balances will be paid in full, all cash received is applied to reduce the carrying value of the loan or advance. Fees are deferred and amortized over the life of the loan or advance using the effective interest method.
     Other investment income and interest income is presented net of interest expense of $420 million, $321 million, and $220 million for 2006, 2005, and 2004, respectively, related primarily to the Company’s international banking operations.
Contra-revenue
The Company regularly makes payments to its customers through a variety of arrangements, including both cash and non-cash awards to cardmembers in conjunction with loyalty programs such as Membership Rewards, as well as through other contractual arrangements with merchants, Corporate Card Clients and other customers. Cash payments to customers are classified as contra-revenue unless management can identify a specifically identifiable benefit (e.g., goods or services) received by the Company in consideration for that payment. If no such benefit is identified, then the entire payment is classified as contra-revenue. If such a benefit is identified, then the payment is classified as expense up to the estimated fair value of the benefit. Non-cash payments, such as Membership Rewards points earned and redeemed by cardmembers and those stored value products provided to cardmembers that cannot be redeemed for cash, are classified as expenses along with cash payments to co-brand partners for the participation of the Company’s cardmembers in the partners’ reward programs.
Other revenue
Other revenue includes insurance premiums earned from cardmember travel and other insurance programs, publishing revenues, and other miscellaneous revenue and fees.
EXPENSES
Stock-based compensation
Effective July 1, 2005, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123(R)), using the modified prospective application. The adoption of SFAS No. 123(R) requires entities to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The adoption of SFAS No. 123(R) did not materially impact the Company’s Consolidated Financial Statements since the Company has been expensing share-based awards granted after January 1, 2003, under the provisions of SFAS No. 123, “Accounting for Stock-

[ 76 ]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY
Based Compensation” (SFAS No. 123). The Company recognizes the cost of these awards on a straight-line basis over their vesting periods.
     The following table illustrates the effect on net income and earnings per common share (EPS) assuming the Company had followed the fair value recognition provisions of SFAS No. 123(R) for all outstanding and unvested stock options and other stock-based compensation for the two years ended December 31, 2005. Pro forma disclosures are not required for periods after the adoption of SFAS No. 123(R):

(Millions, except per share amounts)	2005	2004
Net income as reported	$3,734	$3,445
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects(a)	208	185
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of related tax effects(b)	(217)	(369)

Pro forma net income	$3,725	$3,261

Basic EPS:
As reported	$3.03	$2.74
Pro forma	$3.02	$2.59
Diluted EPS:
As reported	$2.97	$2.68
Pro forma	$2.96	$2.54

(a)	Includes $27 million and $28 million for 2005 and 2004, respectively, related to Ameriprise.

(b)	Includes $(28) million and $(67) million for 2005 and 2004, respectively, related to Ameriprise.
Marketing, promotion, rewards and cardmember services
These expenses include the costs of rewards programs (including Membership Rewards, which is discussed further in the other liabilities section below), protection plans and complimentary services provided to cardmembers, and advertising costs, which are expensed in the year in which the advertising first takes place. Cash payments to customers for which the Company does not receive a specific identifiable benefit (e.g., cash-back payments to cardmembers) are classified as a reduction to revenue.
Interest
This expense includes interest incurred primarily to fund charge card product receivables and general corporate purposes.
BALANCE SHEET
Cash and cash equivalents
The Company has defined cash equivalents to include time deposits and other highly liquid investments with original maturities of 90 days or less. Restricted cash totaling $425 million and $451 million at December 31, 2006 and 2005, respectively, is classified in other assets in cases where cash cannot be utilized for operations.
Accounts receivable
Cardmember receivables
Cardmember receivables represent amounts due from charge card customers. These receivables are recorded at the time a cardmember enters into a point-of-sale transaction with a merchant. Cardmember receivable balances are presented on the Consolidated Balance Sheets net of reserves for losses, discussed below, and includes principal and any related accrued fees.
Reserves for losses — cardmember receivables
Reserves for losses relating to cardmember receivables represent management’s estimate of the losses inherent in the Company’s outstanding portfolio of receivables. Management’s evaluation process requires certain estimates and judgments. Reserves for these losses are primarily based upon models that analyze specific portfolio statistics and reflect, to a lesser extent, management’s judgment regarding overall reserve adequacy. The analytic models take into account several factors, including average write-off rates for various stages of receivable aging (i.e., current, 30 days, 60 days, 90 days) over a 24-month period and average bankruptcy and recovery rates. Management considers whether to adjust the analytic models based on other factors, such as the level of coverage of past-due accounts, as well as leading economic and market indicators, such as the unemployment rate, the consumer confidence index, the purchasing manager’s index, bankruptcy filings and the legal and regulatory environment.
     Cardmember receivable balances are written off when management deems amounts to be uncollectible and is generally determined by the number of days past due. In general, receivables in bankruptcy or owed by deceased individuals are written off upon notification, while other accounts are written off when 360 days past due. To the extent historical credit experience is not indicative of future performance, actual loss experience could differ significantly from management’s judgments and expectations, resulting in either higher or lower future provisions for losses, as applicable.

[ 77 ]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY
Investments
Investments include debt and equity securities and are classified within both the available-for-sale and trading categories.
     Available-for-sale investment securities are carried at fair value on the Consolidated Balance Sheets with unrealized gains (losses) recorded in accumulated other comprehensive (loss) income, net of income tax provisions (benefits). Gains and losses are recognized in results of operations upon disposition of the securities. Gains and losses on these investments are recognized using the specific identification method on a trade date basis. In addition, realized losses are recognized when management determines that a decline in value is other-than-temporary, which requires judgment regarding the amount and timing of recovery. Indicators of other-than-temporary impairment for debt securities include issuer downgrade, default, or bankruptcy. The Company also considers the extent to which cost exceeds fair value, the duration and size of that gap, and management’s judgment about the issuer’s current and prospective financial condition.
     Trading investment securities are carried at fair value on the Consolidated Balance Sheets, and changes are recorded in results of operations.
     The Company uses quoted market prices to determine fair value. If quoted market prices are not available, the Company estimates fair value using prices of similar assets or the present value of estimated expected future cash flows when similar assets do not exist.
Loans
Cardmember lending
Cardmember loans represent amounts due from lending product customers. These loans are recorded at the time a cardmember enters into a point-of-sale transaction with a merchant or when a charge card customer enters into an extended payment arrangement. Cardmember loans are presented on the Consolidated Balance Sheets net of reserves for cardmember losses, discussed below, and include accrued interest receivable and fees as of the balance sheet date. Cardmember loans also include balances with extended payment terms on certain charge card products. The Company’s policy is to cease accruing for interest receivable once a cardmember loan is more than 180 days past due.
Reserve for losses — cardmember lending
The Company’s methodology for reserving for losses relating to cardmember loans is consistent with reserving for losses relating to cardmember receivables, with the exception that cardmember loan balances are written off when 180 days past due.
International banking
International banking loans include amounts due from consumers, high net worth individuals, banks and other institutions, and corporations. Consumer and private banking loans include unsecured lines of credit, installment loans, mortgage loans, and auto loans to retail customers as well as secured lending to high net worth individuals. Loans to banks and other institutions represent trade-related financing and other extensions of credit. Corporate loans represent commercial and industrial loans as well as mortgage and real estate loans to corporate customers. International banking loans are stated at the principal amount outstanding net of unearned income and are presented on the Consolidated Balance Sheets net of reserves for losses, which are discussed below.
Reserve for losses — international banking
For smaller-balance consumer loans, management establishes reserves for losses inherent in the portfolio. Generally, these loans are written off in full when an impairment is determined based upon bankruptcy or other customer specific circumstances, or when the loan becomes 120 or 180 days past due, depending on loan type. Loans, other than smaller-balance consumer loans, are placed on nonperforming status and considered impaired when payments of principal or interest are 90 days past due or if, in management’s opinion, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Any interest accrued on impaired loans is reversed and charged against current earnings, and interest is thereafter included in earnings only to the extent actually received in cash. When there is doubt regarding the ultimate collectibility of principal, all cash receipts are thereafter applied to reduce the recorded investment in the impaired loan. In such cases, amounts received after the recorded investment in the impaired loan has been completely drawn down are recognized as interest income. The allowance for impaired loans is measured as the excess of the loan’s recorded investment over either the present value of expected principal and interest payments discounted at the loan’s effective interest rate or, if more practical for collateral-dependent loans, the fair value of collateral. For floating rate impaired loans, the effective interest rate is fixed at the

[ 78 ]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY
rate in effect at the date the impairment criteria are met. Impaired loans are returned to accrual status when all remaining contractual principal and interest amounts are reasonably assured of repayment.
Other loans
Other loans primarily represent installment loans, revolving credit due from U.S. Card Services’ customers, and loans and interest-bearing advances to airline partners.
Asset securitizations
The Company periodically securitizes cardmember receivables and loans by transferring those assets to a trust, which then issues securities to third-party investors that are collateralized by the transferred assets. The Company accounts for its transfers of financial assets in accordance with SFAS No. 140.
     In order for a securitization of financial assets to be accounted for as a sale, the transferor must surrender control over those financial assets to the extent that the transferor receives consideration other than beneficial interests in the transferred assets. Cardmember loans are transferred to a QSPE, and such transactions are structured to meet the sales criteria. Accordingly, when loans are sold through securitizations, the Company removes the loans from its Consolidated Balance Sheets and recognizes both a gain on sale and the retained interests in the securitization.
     In contrast, cardmember receivables are transferred to a special purpose entity, a trust that does not meet the requirements for treatment as a qualifying sale. Therefore, securitizations of cardmember receivables are accounted for as secured borrowings.
Land, buildings and equipment
Land, buildings and equipment
Buildings and equipment, including leasehold improvements, are carried at cost less accumulated depreciation. Costs incurred during construction, as well as related interest, are capitalized and are depreciated once an asset is placed in service. Depreciation is generally computed using the straight-line method over the estimated useful lives of assets, which range from three to eight years for equipment. Buildings are depreciated based upon their estimated useful life at the acquisition date, which generally ranges from 40 to 60 years.
     Leasehold improvements are depreciated using the straight-line method over the lesser of the remaining term of the leased facility or the economic life of the improvement, which ranges from five to ten years.
     The Company maintains operating leases worldwide for facilities and equipment. Rent expense for facility leases is recognized ratably over the lease term, and is calculated to include adjustments for rent concessions, all known rent escalations, and leasehold improvement allowances.
Software development costs
     The Company capitalizes certain costs associated with the acquisition or development of internal-use software. Once the software is ready for its intended use, these costs are amortized on a straight-line basis over the software’s estimated useful life of five years.
Goodwill and other intangible assets
Goodwill
Goodwill represents the excess of acquisition cost of an acquired company over the fair value of assets acquired and liabilities assumed. Goodwill is included in other assets on the Consolidated Balance Sheets. The Company evaluates goodwill for impairment annually and whenever events and circumstances make it possible that impairment may have occurred, such as a significant adverse change in the business environment or a decision to sell or dispose of a reporting unit. In determining whether impairment has occurred, the Company generally uses a comparative market multiples approach for calculating fair value.
Intangible assets
Intangible assets, primarily customer relationships, are amortized over their estimated useful lives on a straight-line basis, unless they are deemed to have indefinite useful lives. Intangible assets are included in other assets on the Consolidated Balance Sheets. The Company reviews intangible assets for impairment quarterly. In addition, the Company fully evaluates intangible assets annually and whenever events and circumstances make it possible that impairment may have occurred, such as a significant adverse change in the business environment or a decision to sell or dispose of a reporting unit. For intangible assets subject to amortization, impairment is recognized if the carrying amount is not recoverable and exceeds the asset’s fair value.
Other liabilities
Membership Rewards
The Company’s Membership Rewards program allows enrolled cardmembers to earn points that can be redeemed for a broad range of rewards, including travel, entertainment, retail certificates, and merchandise. The Company establishes balance sheet reserves to cover the cost of future reward redemptions for points earned to

[ 79 ]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY
date. The reserve for Membership Rewards is estimated using models that analyze historical redemption statistics and reflect, to a lesser extent, management’s judgment regarding overall adequacy. The provision for the cost of Membership Rewards, which is included in marketing, promotion, rewards and cardmember services, is based upon points earned that are expected to ultimately be redeemed by cardmembers and the current weighted-average cost per point of redemption. The estimated points to be redeemed are based on many factors, including past redemption behavior of cardmembers, card product type, year of program enrollment, and card spend level. The weighted-average cost per point is affected by the mix of rewards redeemed. The Company continually evaluates its reserve methodology and assumptions based on developments in redemption patterns, cost per point redeemed, and other factors. During 2006, management revised the ultimate redemption rate assumption to reflect program redemption statistics of cardmembers who left the program in the previous five years, rather than redemption statistics of the entire population of cardmembers who left the program since inception. Management believes that using recent redemption statistics is a better indicator of future redemption behavior of active cardmembers.
     The liability for Membership Rewards was approximately $3.8 billion and $3.1 billion at December 31, 2006 and 2005, respectively, and is included in other liabilities.
Derivative financial instruments and hedging activities
SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133), as amended, requires recognition of all derivatives on balance sheet at fair value as either assets or liabilities. The fair value of the Company’s derivative financial instruments are determined using either market quotes or valuation models that are based upon the net present value of estimated future cash flows and incorporate current market data inputs. The Company reports its derivative assets and liabilities in other assets and other liabilities, respectively, on a net by counterparty basis where management believes it has the legal right of offset under enforceable netting arrangements. The accounting for the change in the fair value of a derivative financial instrument depends on its intended use and the resulting hedge designation, if any, as discussed below.
Cash flow hedges
A cash flow hedge is a derivative designated to hedge the exposure of variable future cash flows that is attributable to a particular risk associated with an existing recognized asset or liability, or a forecasted transaction. For derivative financial instruments that qualify as cash flow hedges, the effective portions of the gain or loss on the derivatives are recorded in accumulated other comprehensive (loss) income and reclassified into earnings when the hedged item or transactions impact earnings. The amount that is reclassified into earnings is presented in the Consolidated Statements of Income with the hedged instrument or transaction impact, generally, in net other investment and interest income or interest expense. Any ineffective portion of the gain or loss, as determined by the accounting requirements, is reported as a component of other revenue. If a hedge is de-designated or terminated prior to maturity, the amount previously recorded in accumulated other comprehensive (loss) income is recognized into earnings over the period that the hedged item impacts earnings. If a hedge relationship is discontinued because it is probable that the forecasted transaction will not occur according to the original strategy, any related amounts previously recorded in accumulated other comprehensive (loss) income are recognized into earnings immediately.
Fair value hedges
A fair value hedge is a derivative designated to hedge the exposure of future changes in the fair value of an asset or liability, or an identified portion thereof that is attributable to a particular risk. For derivative financial instruments that qualify as fair value hedges, changes in the fair value of the derivatives, as well as of the corresponding hedged assets, liabilities or firm commitments, are recorded in earnings as a component of other revenue. If a fair value hedge is de-designated or terminated prior to maturity, previous adjustments to the carrying value of the hedged item are recognized into earnings to match the earnings pattern of the hedged item.
Net investment hedges in foreign operations
A net investment hedge in foreign operations is a derivative used to hedge future changes in currency exposure of a net investment in a foreign operation. For derivative financial instruments that qualify as net investment hedges in foreign operations, the effective portions of the change in fair value of the derivatives are recorded in accumulated other comprehensive (loss) income as part of the cumulative translation adjustment. Any ineffective portions of net investment hedges are recognized in other revenue during the period of change.
Non-designated derivatives and trading activities
For derivative financial instruments that do not qualify for hedge accounting, are not designated as hedges, or consist of customer or proprietary trading activities, changes in fair value are reported in current period earnings generally as a component of other revenue,

[ 80 ]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY
other operating expenses or interest expense, depending on the type of derivative instrument and the nature of the transaction.
Derivative financial instruments that qualify for hedge accounting
Derivative financial instruments that are entered into for hedging purposes are designated as such when the Company enters into the contract. For all derivative financial instruments that are designated for hedging activities, the Company formally documents all of the hedging relationships between the hedge instruments and the hedged items at the inception of the relationships. Management also formally documents its risk management objectives and strategies for entering into the hedge transactions. The Company formally assesses, at inception and on a quarterly basis, whether derivatives designated as hedges are highly effective in offsetting the fair value or cash flows of hedged items. These assessments usually are made through the application of statistical measures. The Company only applies the “short cut” method of hedge accounting in very limited cases when this method’s requirements are strictly met. Beginning in 2006, the Company discontinued using the “short cut” method on any new transactions.
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
Income taxes
The Company, its 80 percent or more owned U.S. subsidiaries, and certain non-U.S. subsidiaries file a consolidated federal income tax return. Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using the enacted tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is established when management determines that it is more likely than not the benefit of deferred tax assets will not be realized. The Company does not provide for federal income taxes on foreign earnings intended to be permanently reinvested outside the United States.
     The Company is under continuous examination by the Internal Revenue Service (IRS) and tax authorities in other countries and states in which the Company has significant business operations. The tax years under examination vary by jurisdiction. The examination currently being conducted by the IRS covers 1997-2004. Due to the inherent complexities of the business and given the Company is subject to taxation in a substantial number of jurisdictions, the Company is required to make certain judgments and estimates. The Company routinely assesses the likelihood of additional assessments in each of the taxing jurisdictions, and has established tax reserves that management believes to be adequate. Once established, reserves are adjusted if more accurate information is available or a change in circumstance, or an event occurs necessitating a change to the reserves.
Restricted net assets of subsidiaries
Certain of the Company’s subsidiaries are subject to restrictions on the transfer of net assets under debt agreements and regulatory requirements. These restrictions have not had any effect on the Company’s shareholder dividend policy and management does not anticipate any impact in the future. Procedures exist to transfer net assets between the Company and its subsidiaries, while ensuring compliance with the various contractual and regulatory constraints. At December 31, 2006, the aggregate amount of net assets of subsidiaries that may not be transferred to American Express’ Parent Company (Parent Company) was approximately $6 billion.
RECENTLY ISSUED ACCOUNTING STANDARDS
SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of the FASB Statements No. 87, 88, 106, and 132(R)” (SFAS No. 158), requires the funded status of pension and other postretirement plans to be recorded on the balance sheet as of December 31, 2006, with a corresponding offset, net of tax effects, recorded in accumulated other comprehensive income (loss) within shareholders’ equity. Under SFAS No. 158, all previously unrecognized gains and losses, prior service costs and credits, and remaining transition amounts under SFAS Nos. 87 and 106 will be recognized in accumulated other comprehensive income (loss), net of tax effects, which is a component of shareholders’ equity and does not result in an immediate charge to earnings. Those previously unrecognized amounts will be amortized as a component of net periodic pension expense in future periods. Upon implementation of SFAS No. 158, the Company recorded additional liabilities of $179 million in other liabilities, a reduction of assets of $416 million in other assets and a $396 million charge to shareholders’ equity, net of a deferred income tax benefit

[ 81 ]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY
of $199 million, related to its defined benefit and other postretirement benefit plans. The Company currently uses a September 30 measurement date. Effective for years ending after December 15, 2008, the measurement date for the benefit obligation and plan assets is required to be the Company’s fiscal year end.
     SFAS No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140” (SFAS No. 156), requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. Subsequent accounting may be elected under either the amortization method, which systematically amortizes the servicing asset or liability to income, or the fair value measurement method, which remeasures the servicing asset or liability at fair value with the changes recorded in income. Election of the fair value method is made on a class-by-class basis for each separately recognized servicing asset and liability. SFAS No. 156 applies to all financial instruments acquired or issued after December 31, 2006. The Company does not expect any impact to its Consolidated Financial Statements.
     SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140” (SFAS No. 155), ends the temporary exemption of beneficial interests in securitized assets from the bifurcation requirements of SFAS No. 133. SFAS No. 155 permits fair value remeasurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This will primarily affect the Company’s accounting for its interest-only strips, where the changes in fair value are currently recorded in other comprehensive (loss) income in shareholders’ equity. After adoption of SFAS No. 155 on January 1, 2007, once the interest-only strip is subject to a re-measurement event, the Company will elect fair value measurement for the instrument, which will require changes in its fair value to be recognized in earnings rather than in other comprehensive (loss) income from the re-measurement date forward. SFAS No. 155 applies to all financial instruments acquired or issued after December 31, 2006. The adoption of this new standard will result in an increase in first quarter net income by approximately $50 million ($80 million pretax) for amounts previously recognized in other comphensive (loss) income due to a re-measurement of the interest-only strip asset. In addition, any future changes in fair value of the interest-only strip in the first quarter of 2007 subsequent to the re-measurement date and all future periods will be reflected in the Company’s net income.
     Emerging Issues Task Force (EITF) No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That is, Gross versus Net Presentation)” allows for a policy decision to present certain taxes collected from customers and remitted to taxing authorities as either gross or net within the income statement. For any such taxes that are reported on a gross basis, the amounts should be disclosed if significant. The guidance will not be effective until January 1, 2007, and will not result in any impact to the Company’s Consolidated Financial Statements.
     The FASB has recently issued the following accounting standards, which are effective after December 31, 2006. The Company is currently evaluating the impact of these recently issued accounting standards on the Company’s Consolidated Financial Statements.
•	FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN 48), is an interpretation that clarifies the accounting for tax positions accounted for under FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of benefits associated with tax positions taken or expected to be taken in a tax return. For any amount of those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities based on the technical merits of the position. The amount of benefit recognized is based on the Company’s assertion of the most likely outcome resulting from an examination. FIN 48 is applicable to all tax positions as of January 1, 2007. The initial effect of adoption will be reflected in first quarter of 2007 as a cumulative effect adjustment to income taxes payable (in other liabilities) and retained earnings. Subsequent to the adoption of FIN 48, all increases and decreases in the Company’s estimated recognizable tax benefits will be recorded as a benefit/provision for income taxes.

•	SFAS No. 157, “Fair Value Measurements” (SFAS No. 157), establishes a framework for measuring fair value and applies broadly to financial and non-financial assets and liabilities measured at fair value under existing authoritative accounting pronouncements. SFAS No. 157 establishes a fair value hierarchy that prioritizes inputs to valuation techniques used for financial instruments without active markets and for non-financial assets and

[ 82 ]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY
liabilities. SFAS No. 157 also expands disclosure requirements regarding methods used to measure fair value and the effects on earnings. SFAS No. 157 is effective as of the first quarter of 2008.
•	SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (SFAS No. 159), provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 is effective as of the first quarter of 2008.
NOTE 2 DISCONTINUED OPERATIONS
On June 30, 2006, the Company completed the sale of its card and merchant-related activities and international banking activities in Brazil for approximately $470 million. The international banking portion of the transaction generated an after-tax loss of $22 million reported in discontinued operations for banking activities the Company exited in Brazil. These banking activities previously were reflected in the International Card & Global Commercial Services segment. Financial results for these operations, prior to the second quarter of 2006, were not reclassified as discontinued operations because such results are not material. Refer to Note 1 for a discussion of the impact of the sale of the Brazilian card and merchant-related activities, which are included in continuing operations.
     On September 30, 2005, the Company completed the distribution of Ameriprise common stock to the Company’s shareholders in a tax-free transaction for U.S. federal income tax purposes. The Ameriprise distribution was treated as a non-cash dividend to shareholders and, as such, reduced the Company’s shareholders’ equity by $7.7 billion as of December 31, 2005, which included an approximate $1.1 billion capital contribution to Ameriprise in connection with the distribution. The Company’s Consolidated Balance Sheet as of December 31, 2005, reflects the non-cash dividend and a decrease in assets and liabilities.
     Also during 2005, the Company completed certain dispositions including the sale of TBS for cash proceeds of approximately $190 million. These dispositions resulted in a net after-tax gain of approximately $63 million during the third quarter of 2005.
     The operating results and cash flows of discontinued operations are presented separately in the Company’s Consolidated Financial Statements and the Notes to the Consolidated Financial Statements have been adjusted to exclude discontinued operations unless otherwise noted. Summary operating results of the discontinued operations for the years ended December 31 were:

(Millions)	2006	2005	2004
Net revenues	$9	$5,813	$7,161

Pretax (loss) income from discontinued operations	$(68)	$690	$1,120
Income tax (benefit) provision	(46)	177	290

(Loss) Income from discontinued operations, net of tax	$(22)	$513	$830

Less than $1 million of goodwill was included in the assets of the Brazilian banking activities that were discontinued as of June 30, 2006. Approximately $670 million of goodwill related to Ameriprise and certain dispositions, including TBS, was included in the assets that were discontinued as of September 30, 2005.
NOTE 3 INVESTMENTS
The following is a summary of investments at December 31:

(Millions)	2006	2005
Available-for-Sale, at fair value:
State and municipal obligations	$6,863	$7,120
U.S. Government and agencies obligations(a)	5,077	5,033
Mortgage and other asset-backed securities	3,791	3,838
Corporate debt securities	2,512	3,202
Foreign government bonds and obligations	680	716
Other	1,772	1,194

Total Available-for-Sale, at fair value	20,695	21,103
Trading, at fair value	295	231

Total	$20,990	$21,334

(a)	U.S. Government and agencies obligations at December 31, 2006, included $716 million of securities loaned out on an overnight basis to financial institutions under the securities lending program described on page 86. At December 31, 2005, there were no securities loaned out.

[ 83 ]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY
AVAILABLE-FOR-SALE INVESTMENTS
The following is a summary of investments classified as Available-for-Sale at December 31:

	2006				2005
		Gross	Gross			Gross	Gross
		Unrealized	Unrealized	Fair		Unrealized	Unrealized	Fair
(Millions)	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
State and municipal obligations	$6,678	$195	$(10)	$6,863	$6,832	$293	$(5)	$7,120
U.S. Government and agencies obligations	5,082	10	(15)	5,077	5,080	1	(48)	5,033
Mortgage and other asset-backed securities	3,858	8	(75)	3,791	3,900	13	(75)	3,838
Corporate debt securities	2,539	17	(44)	2,512	3,170	79	(47)	3,202
Foreign government bonds and obligations	688	3	(11)	680	718	7	(9)	716
Other	1,773	3	(4)	1,772	1,184	10	—	1,194

Total	$20,618	$236	$(159)	$20,695	$20,884	$403	$(184)	$21,103

The following tables provide information about Available-for-Sale investments with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2006 and 2005:
As of December 31, 2006

(Millions)	Less than 12 months		12 months or more		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of Securities	Value	Losses	Value	Losses	Value	Losses
State and municipal obligations	$818	$(9)	$23	$(1)	$841	$(10)
U.S. Government and agencies obligations	1,522	(3)	1,537	(12)	3,059	(15)
Mortgage and other asset-backed securities	345	(2)	2,518	(73)	2,863	(75)
Corporate debt securities	441	(5)	1,511	(39)	1,952	(44)
Foreign government bonds and obligations	269	(1)	174	(10)	443	(11)
Other	191	(4)	16	—	207	(4)

Total	$3,586	$(24)	$5,779	$(135)	$9,365	$(159)

As of December 31, 2005

(Millions)	Less than 12 months		12 months or more		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of Securities	Value	Losses	Value	Losses	Value	Losses
State and municipal obligations	$392	$(4)	$19	$(1)	$411	$(5)
U.S. Government and agencies obligations	1,716	(17)	2,893	(31)	4,609	(48)
Mortgage and other asset-backed securities	1,803	(31)	1,298	(44)	3,101	(75)
Corporate debt securities	750	(15)	821	(32)	1,571	(47)
Foreign government bonds and obligations	283	(2)	58	(7)	341	(9)
Other	10	—	6	—	16	—

Total	$4,954	$(69)	$5,095	$(115)	$10,049	$(184)

[ 84 ]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY
The Company reviews and evaluates investments on a quarterly basis to identify investments that have indications of possible other-than-temporary impairments. Accordingly, the Company considers the extent to which amortized cost exceeds fair value and the duration and size of that difference. A key metric in performing this evaluation is the ratio of fair value to amortized cost. The following table summarizes the unrealized losses of temporary impairments by ratio of fair value to amortized cost as of December 31, 2006:

(Millions, except
number of securities)	Less than 12 months			12 months or more			Total
			Gross			Gross			Gross
Ratio of Fair Value to	Number of	Fair	Unrealized	Number of	Fair	Unrealized	Number of	Fair	Unrealized
Amortized Cost	Securities	Value	Losses	Securities	Value	Losses	Securities	Value	Losses
90%—100%	618	$3,586	$(24)	554	$5,734	$(128)	1,172	$9,320	$(152)
Less than 90%	123	—	—	66	45	(7)	189	45	(7)

Total	741	$3,586	$(24)	620	$5,779	$(135)	1,361	$9,365	$(159)

Unrealized losses may be caused by changes to interest rates, credit spreads, and specific credit events associated with individual issuers. Substantially all of the gross unrealized losses on the securities are attributable to changes in interest rates. The securities with a fair value to amortized cost ratio of less than 90 percent consist primarily of Federal National Mortgage Association and Federal Home Loan Mortgage Corporation issued mortgage-backed securities, as well as foreign government and specific corporate issued bonds. The securities with a fair value to amortized cost ratio of 90 percent to 100 percent do not contain a concentration of any one security or type of security. The Company has the ability and the intent to hold these securities for a time sufficient to recover the unrealized losses and expects that contractual principal and interest will be received on these securities.
     The change in net unrealized securities gains (losses) in other comprehensive (loss) income includes three components: (i) holding gains (losses), which are unrealized gains (losses) that arise from changes in market value of securities that were held during the period; (ii) reclassification for realized (gains) losses, which are gains (losses) that were previously unrealized, but have been recognized in current period net income due to sales of Available-for-Sale securities; and (iii) other (losses) gains primarily related to changes in the mark of the interest-only strip.
     Changes in net unrealized securities gains (losses) for the years ended December 31:

(Millions, net of tax)	2006	2005	2004
Holding losses	$(17)	$(187)	$(83)
Reclassification for realized gains	(75)	(11)	(35)
Other gains (losses)	47	(18)	(53)

Net unrealized securities losses in other comprehensive (loss) income	$(45)	$(216)	$(171)

For 2005 activity, the table above excludes $391 million of net change in accumulated other comprehensive loss related to discontinued operations. As of December 31, 2006 and 2005, net unrealized securities gains, net of tax, reflected in accumulated other comprehensive loss were $92 million and $137 million, respectively.
     The following is a distribution of investments classified as Available-for-Sale by maturity as of December 31, 2006:

		Fair
(Millions)	Cost	Value
Due within 1 year	$3,324	$3,314
Due after 1 year through 5 years	6,705	6,689
Due after 5 years through 10 years	788	797
Due after 10 years	5,895	6,054

	16,712	16,854
Mortgage and other asset-backed securities	3,858	3,791
Equity securities	48	50

Total	$20,618	$20,695

The expected payments on mortgage and other asset-backed securities may not coincide with their contractual maturities. Accordingly, these securities, as well as equity securities, are not included in the maturities distribution.

[ 85 ]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY
     Other revenues include gross realized gains and losses on sales of securities, as well as other-than-temporary losses on investments classified as Available-for-Sale, as noted in the following table for the years ended December 31:

(Millions)	2006	2005	2004
Gross investment gains from sales and prepayments (a)	$117	$21	$23
Gross investment losses from sales and prepayments	(1)	(4)	(1)
Other-than-temporary impairments	—	—	(10)

Total	$116	$17	$12

(a)	Includes $68 million of gains related to a rebalancing program in the fourth quarter of 2006 to better align the maturity profile of the Travelers Cheque and Gift Card investment portfolio with its business liquidity needs.
The table below includes purchases, sales and maturities of investments classified as Available-for-Sale for the years ended December 31:

(Billions)	2006	2005
Purchases	$18	$12
Sales	$6	$4
Maturities	$13	$8

The Company entered into securities lending agreements in June 2006 with other financial institutions. Under these agreements, certain investment securities are loaned on an overnight basis to financial institutions and are secured by collateral equal to at least 102 percent of the fair market value of the investment securities lent. Collateral received by the Company can be in the form of cash or marketable U.S. Treasury or government agency securities. The Company may only retain or sell these securities in the event of a borrower default. The Company’s loaned investment securities continued to be classified as investments on the Consolidated Balance Sheet, but are now considered restricted and pledged assets. The marketable securities received as collateral are not recorded in the Consolidated Balance Sheet, as the Company is not permitted to sell or repledge these securities absent a borrower default. Fees received from the securities lending transactions are recorded as other investment and interest income, net of interest. At December 31, 2006, approximately $716 million of investment securities were loaned under these agreements.
TRADING INVESTMENTS
Trading investments consist principally of certain foreign government bonds and seed money investments in mutual funds for which the Company’s equity ownership is less than 20 percent. There were $13 million, $16 million, and $13 million of realized net gains for 2006, 2005, and 2004, respectively, related to trading investments held at each balance sheet date.
NOTE 4 LOANS
Loans at December 31 consisted of:

(Millions)	2006	2005
Cardmember lending	$43,306	$33,104

International banking:
Consumer and private banking	4,734	4,822
Banks and other institutions	2,470	2,268
Corporate	20	23

Total international banking	7,224	7,113

Other	987	1,681

Total loans — gross	51,517	41,898
Less: Reserve for losses	1,269	1,097

Total	$50,248	$40,801

The following table presents changes in the reserve for losses:

(Millions)	2006	2005	2004
Balance, January 1	$1,097	$1,084	$1,121
Provision:
Cardmember lending	1,623	1,349	1,130
International banking and other	76	32	58

Total provision	1,699	1,381	1,188

Write offs:
Cardmember lending	(1,635)	(1,449)	(1,205)
International banking and other	(104)	(67)	(114)

Total write offs	(1,739)	(1,516)	(1,319)

Recoveries and other:
Cardmember lending	187	124	49
International banking and other	25	24	45

Total recoveries and other	212	148	94

Balance, December 31	$1,269	$1,097	$1,084

[ 86 ]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY
Individually “impaired” loans are defined by GAAP as larger balance or restructured loans for which it is probable that the lender will be unable to collect all amounts due according to the original contractual terms of the loan agreement. An analysis of impaired loans follows:

(Millions)	2006	2005
Loans requiring allowance for losses	$136	$20
Loans expected to be fully recoverable	104	270

Total impaired loans	$240	$290

Reserve for losses	$72	$15
Average investment during the year	$301	$121
Interest income recognized while impaired	$3	$—

Loans amounting to $508 million and $311 million at December 31, 2006 and 2005, respectively, were past due 90 days or more and still accruing interest. These amounts primarily relate to cardmember lending for which the Company’s policy is to cease accruing for interest receivable once a related cardmember loan is more than 180 days past due.
NOTE 5 SECURITIZED LOANS
The Company periodically securitizes cardmember loans through the American Express Credit Account Master Trust (the Lending Trust). The following table illustrates the activity in the Lending Trust (including the securitized cardmember loans and seller’s interest) for the years ended December 31:

(Millions)	2006	2005
Lending Trust assets, January 1	$28,854	$24,720
Account additions, net	5,932	3,862
Cardmember activity, net	(202)	272

Lending Trust assets, December 31	$34,584	$28,854

Securitized cardmember loans, January 1	$21,175	$20,275
Impact of issuances	3,500	5,400
Impact of maturities	(4,505)	(4,500)

Securitized cardmember loans, December 31	$20,170	$21,175

Seller’s interest, January 1	$7,679	$4,445
Impact of issuances	(3,500)	(5,400)
Impact of maturities	4,505	4,500
Account additions, net	5,932	3,862
Cardmember activity, net	(202)	272

Seller’s interest, December 31	$14,414	$7,679

The Company, through its subsidiaries, is required to maintain an undivided interest in the transferred cardmember loans (seller’s interest), which is equal to the balance of all cardmember loans transferred to the Lending Trust (Lending Trust assets) less the investors’ portion of those assets (securitized cardmember loans). Seller’s interest is reported as cardmember loans on the Company’s Consolidated Balance Sheets. Any billed finance charges related to the transferred cardmember loans are reported as other receivables on the Company’s Consolidated Balance Sheets. The Company also retains subordinated interests in the securitized cardmember loans. These interests may include one or more investments in tranches of the securitization (subordinated securities) and an interest-only strip. The following table presents retained subordinated interests for the years ended December 31:

(Millions)	2006	2005
Interest-only strip	$266	$209
Subordinated securities	—	70

Total	$266	$279

The subordinated securities are accounted for at fair value as Available-for-Sale investment securities and are reported in investments on the Company’s Consolidated Balance Sheets as of December 31, 2005. The Company had no subordinated securities at December 31, 2006. The interest-only strip is also accounted for at fair value as an Available-for-Sale investment security, and is reported in other assets. The fair value of the interest-only strip is the present value of estimated future excess spread expected to be generated by the securitized loans over the estimated life of those loans.
     The following table summarizes the activity related to securitized loans reported in securitization income, net for the years ended December 31:

(Millions)	2006	2005	2004
Excess spread, net (a)	$1,055	$811	$671
Servicing fees	407	412	388
Gains on sales from securitizations	27	37	73

Total securitization income	$1,489	$1,260	$1,132

(a)	Excess spread is the net positive cash flow from interest and fee collections allocated to the investor’s interests after deducting the interest paid on investor certificates, credit losses, contractual servicing fees, and other expenses.
At the time of a cardmember loan securitization, the Company records a gain on sale, which is calculated as the difference between the proceeds from the sale and the book basis of the cardmember loans sold. The book basis is determined by allocating the carrying amount of the sold cardmember loans, net of applicable credit reserves, between the cardmember loans sold and the interests retained based on their relative fair values. Such fair values are based on market prices at the date of transfer for the sold cardmember loans and on the estimated present value of future cash flows for

[ 87 ]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY
retained interests. Gains on sale from securitizations are reported in securitization income, net on the Company’s Consolidated Statements of Income. The income component resulting from the release of credit reserves upon sale is reported as a reduction of provision for losses from cardmember lending.
     The Company retains servicing responsibilities for the transferred cardmember loans through its subsidiary, American Express Travel Related Services Company, Inc., and earns a related fee. No servicing asset or liability is recognized at the time of a securitization because the Company receives adequate compensation relative to current market servicing fees.
     Management utilizes certain estimates and assumptions to determine the fair value of the retained subordinated interests, including subordinated securities and the interest-only strip. These estimates and assumptions are based on projections of finance charges and fees paid related to the securitized assets, expected credit losses, average loan life (i.e., monthly payment rate), the contractual fee to service the transferred assets, and a discount rate applied to the cash flows from the subordinated retained interests which is commensurate with the inherent risk. Changes in the estimates and assumptions used may have a significant impact in the Company’s valuation. The key economic assumptions used in measuring the retained subordinated interests at the time of issuance and during 2006 and 2005 were as follows (rates are per annum):

	2006	2005
Weighted average loan life (months)	4	4
Expected credit losses	2.60% - 3.37%	3.30% - 3.90%
Subordinated certificates discounted at	4.9% - 5.3%	2.6% - 4.8%
Residual cash flows discounted at	12.0%	12.0%
Returns to investors:
Variable	Contractual spread over LIBOR ranging from -0.01% to .90%	Contractual spread over LIBOR ranging from .00% to .90%
Fixed	1.7% - 5.8%	1.7% - 5.8%

The following table presents quantitative information about delinquencies, net credit losses, and components of securitized cardmember loans on a trust basis at December 31:

		Principal
		Amount of	Net
	Total	Loans 30	Credit
	Principal	Days or	Losses
	Amount	More Past	During
(Billions)	of Loans	Due	the Year
2006
Cardmember loans managed	$63.5	$1.7	$1.9
Less: Cardmember loans sold	20.2	0.5	0.6

Cardmember loans on-balance sheet	$43.3	$1.2	$1.3

2005
Cardmember loans managed	$54.3	$1.3	$2.1
Less: Cardmember loans sold	21.2	0.6	1.0

Cardmember loans on-balance sheet	$33.1	$0.7	$1.1

The three key economic assumptions and the sensitivity of the current year’s fair value of the interest-only strip to immediate 10 percent and 20 percent adverse changes in these assumptions are as follows:

			Cash Flows from
	Monthly	Expected	Interest-only
	Payment	Credit	Strips
(Millions, except rates per annum)	Rate	Losses	Discounted at
Assumption	25.6%	2.6%	12.0%
Impact on fair value of 10% adverse change	$(17)	$(12)	$(0.5)
Impact on fair value of 20% adverse change	$(33)	$(24)	$(1.0)

These sensitivities are hypothetical. Management cannot extrapolate changes in fair value based on a 10 percent or 20 percent change in all key assumptions simultaneously in part because the relationship of the change in one assumption on the fair value of the retained interest is calculated independent from any change in another assumption. Changes in one factor may cause changes in another, which could magnify or offset the sensitivities.

[ 88 ]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY
     The table below summarizes cash flows received from the Lending Trust for the years ended December 31:

(Millions)	2006	2005
Proceeds from new securitizations during the period	$3,491	$5,386
Proceeds from collections reinvested in revolving cardmember securitizations	$62,411	$63,011
Servicing fees received	$407	$412
Other cash flows received on retained interests from interest-only strips	$2,517	$2,194

NOTE 6 VARIABLE INTEREST ENTITIES
During the third quarter of 2005 and in conjunction with the spin-off of Ameriprise, the Company and Ameriprise executed a reinsurance agreement providing that the Company would retain the risks and rewards of the travel and other card insurance businesses of AMEX Assurance Company (AAC), a subsidiary of Ameriprise. The Company also entered into a share purchase agreement with Ameriprise under which the Company will acquire all of the ownership interests in and the rights and obligations of AAC within a period not to exceed two years from the spin-off date of September 30, 2005. The purchase price equals AAC’s net book value as of September 30, 2005, which was $115 million. As a result of these agreements, the Company consolidates AAC as a variable interest entity for which the Company is considered the primary beneficiary. The Company recorded a $115 million liability related to the purchase of AAC, which is included in other liabilities on the Consolidated Balance Sheets as of December 31, 2006 and 2005.
     The following table presents a summary of the consolidated assets and liabilities of AAC at December 31, for which the assets are restricted from use by the Company and not available to the Company’s creditors:

(Millions)	2006	2005
Assets:
Cash and cash equivalents	$21	$29
Investments	90	83
Other assets	408	56

Total assets	519	168

Total liabilities	399	51

Net assets	$120	$117

The Company’s securitizations of cardmember receivables are accounted for as secured borrowings, rather than as qualifying sales, because the receivables are transferred to a non-qualifying special purpose entity, the American Express Issuance Trust (the Charge Trust). The cardmember receivables securitized through this entity are not accounted for as sold and the securities issued by this entity to third-party investors are reported as long-term debt on the Company’s Consolidated Balance Sheets.
     The following table summarizes the total assets and liabilities held by the Charge Trust at December 31:

(Billions)	2006	2005
Assets	$9.6	$9.9
Liabilities	$1.2	$1.2

The Charge Trust is consolidated by American Express Receivables Financing Corporation V LLC, a variable interest entity, which is in turn consolidated by the Company.
     The Company has other variable interests for which it is not considered the primary beneficiary and, therefore, does not consolidate. For these variable interests the Company is a limited partner in affordable housing partnerships in which the Company typically has a less than 50 percent interest and receives the benefits and accepts the risks consistent with its limited partners. In the limited cases in which the Company has a greater than 50 percent interest in affordable housing partnerships, it was determined that the general partner acts as the Company’s agent and the general partner is most closely related to the partnership as it is the key decision maker and controls the operations. These partnership interests are accounted for under EITF No. 94-01, “Accounting for Tax Benefits Resulting from Investments in Affordable Housing Projects,” and the related accounting guidance of Statement of Position No. 78-9, “Accounting for Investments in Real Estate Ventures” and EITF Topic D-46, “Accounting for Limited Partnership Investments.” Affordable housing partnerships interest are represented by a carrying value of $120 million and $134 million at December 31, 2006 and 2005, respectively. The Company’s maximum exposure to loss as a result of its investment in these partnerships is represented by the carrying value.

[ 89 ]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY
NOTE 7 GOODWILL AND OTHER INTANGIBLE ASSETS
GOODWILL
The changes in the carrying amount of goodwill reported in the Company’s reportable operating segments were as follows:

		International
		Card &	Global
		Global	Network &
	U.S. Card	Commercial	Merchant
(Millions)	Services	Services	Services	Total
Balance at January 1, 2005	$183	$1,222	$104	$1,509
Other, including foreign currency translation	—	(20)	—	(20)

Balance at December 31, 2005	183	1,202	104	1,489
Acquisitions(a)	—	105	2	107
Dispositions(b)	—	(33)	—	(33)
Other, including foreign currency translation and reclassifications	—	12	(79)	(67)

Balance at December 31, 2006	$183	$1,286	$27	$1,496

(a)	Approximately $100 million related to Harbor Payments. See Note 1 for further discussion.

(b)	Relates to the disposition of the card and merchant-related activities in Brazil to Bradesco, effective June 30, 2006. See Note 1 for further discussion.
OTHER INTANGIBLE ASSETS
The gross carrying value and accumulated amortization related to other intangible assets, primarily customer relationships, at December 31 are presented below:

(Millions)	2006			2005
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount
Other intangible assets	$343	$186	$157	$271	$159	$112

During 2006, the Company acquired $108 million of intangible assets, which are being amortized, on average, over 6 years. The aggregate intangible asset amortization expense was $60 million, $49 million, and $46 million in 2006, 2005, and 2004, respectively.
     Estimated intangible amortization expense for the next five years is as follows:

(Millions)	2007	2008	2009	2010	2011
Estimated amortization expense	$41	$35	$27	$21	$10

NOTE 8 SHORT- AND LONG-TERM DEBT AND BORROWING AGREEMENTS
SHORT-TERM DEBT
The Company’s short-term debt outstanding, defined as debt with original maturities of less than one year, at December 31 was as follows:

(Millions, except percentages)	2006					2005
				Year-End					Year-End
		Notional	Year-End	Effective			Notional	Year-End	Effective
		Amount	Stated	Interest			Amount	Stated	Interest
	Outstanding	of	Rate on	Rate with	Maturity	Outstanding	of	Rate on	Rate with	Maturity
	Balance	Swaps	Debt(a)	Swaps(a)	of Swaps	Balance	Swaps	Debt(a)	Swaps(a)	of Swaps
Commercial paper	$5,782	$—	5.23%	—	—	$7,742	$—	4.19%	—	—
Borrowed funds	2,535	210	4.74%	4.74%	2007–2010	3,257	133	4.72%	4.73%	2006–2010
Bank notes payable	6,100	—	5.31%	—	—	3,748	—	4.51%	—	—
Other	745	—	2.41%	—	—	886	—	2.86%	—	—

Total	$15,162	$210	5.04%			$15,633	$133	4.30%

(a)	For floating rate debt issuances, the stated and effective interest rates were based on the respective rates at December 31, 2006 and 2005. These rates are not indicative of future interest rates.
Unused lines of credit to support commercial paper borrowings were approximately $8.1 billion and $9.3 billion at December 31, 2006 and 2005, respectively.

[ 90 ]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY
LONG-TERM DEBT
The Company’s long-term debt outstanding, defined as debt with original maturities of one year or greater, at December 31, was as follows:

(Millions, except percentages)	2006					2005
									Year-
				Year-End					End
				Effective				Year-	Effective
			Year-End	Interest				End	Interest
		Notional	Stated	Rate			Notional	Stated	Rate
	Outstanding	Amount	Rate on	with	Maturity	Outstanding	Amount	Rate on	with	Maturity
	Balance	of Swaps	Debt(a)	Swaps(a)	of Swaps	Balance	of Swaps	Debt(a)	Swaps(a)	of Swaps
American Express Company (Parent Company only)
Convertible Debentures due September 1, 2033(b)	$—	$—	—	—	—	$2,000	$—	1.85%	—	—
Fixed and Floating Rate Senior Notes due 2007–2033	5,244	—	5.04%	—	—	3,242	—	4.79%	—	—
Subordinated Debentures due 2036(c)	750	—	6.80%	—	—	—	—	—	—	—
American Express Travel Related Services Company, Inc.(d)
Fixed and Floating Rate Senior Notes due 2009–2011	2,000	500	4.95%	4.98%	2011	500	—	3.63%	—	—
American Express Credit Corporation
Fixed and Floating Rate Senior and Medium- Term Notes due 2007– 2017(e)	19,037	4,248	5.10%	5.10%	2008–2015	13,600	6,350	4.48%	2.99%	2006–2015
Borrowings under Bank Credit Facilities due 2009	2,753	916	6.69%	6.49%	2007–2010	3,329	3,028	5.25%	5.12%	2006–2010
American Express Centurion Bank
Fixed and Floating Rate Senior and Medium- Term Notes due 2007–2009	7,541	1,300	5.33%	5.34%	2007–2009	4,342	1,000	4.44%	4.31%	2006–2009
American Express Bank, FSB
Floating Rate Medium- Term Notes due 2007–2009	4,000	300	5.38%	5.27%	2007	2,350	1,000	4.39%	4.18%	2006–2007
American Express Receivables Financing Corporation V LLC
Floating Rate Senior Notes due 2010–2012	1,116	—	5.38%	—	—	1,116	—	4.42%	—	—
Floating Rate Subordinated Notes due 2010–2012	84	—	5.66%	—	—	84	—	4.70%	—	—
Other
Fixed Rate and Floating Rate Notes due 2007– 2014(f)	222	69	6.83%	7.59%	2007	218	105	5.77%	6.38%	2006–2007

Total	$42,747	$7,333	5.30%			$30,781	$11,483	4.41%

(a)	For floating rate debt issuances, the stated and effective interest rates were based on the respective rates at December 31, 2006 and 2005. These rates are not indicative of future interest rates.

(b)	At December 1, 2006, American Express Parent Company remarketed the $2 billion Convertible Debentures outstanding at December 31, 2005 into unsecured 5.48 percent floating rate senior notes due 2033.

(c)	During 2006, American Express Parent Company issued approximately $750 million of Subordinated Debentures due 2036. The maturity date will automatically be extended to September 1, 2066, except in the case of (1) prior redemption or (2) default related to the debentures.

(d)	American Express Travel Related Services Company, Inc. fixed and floating rate senior notes were issued by the Travel Related Services Parent Company.

(e)	These balances include $2 billion and $1 billion notes which are subject to extension by the holders through March 5, 2008 and June 20, 2011, respectively.

(f)	This balance includes $92 million and $93 million related to sale-leaseback transactions as of December 31, 2006 and 2005, respectively, as described in Note 11.

[ 91 ]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY
Debt issuance costs are deferred and amortized over the term of the related instrument or, if the holder has a put option, over the put term.
     As of December 31, 2006, the Company had $750 million principal outstanding of Subordinated Debentures due 2036 and automatically extendible until 2066 unless certain events occur prior to that date. The Subordinated Debentures will accrue interest at an annual rate of 6.80 percent until September 1, 2016 and at an annual rate of three-month LIBOR plus 2.23 percent thereafter. At the Company’s option, the Subordinated Debentures are redeemable for cash after September 1, 2016 at 100 percent of the principal amount plus any accrued but unpaid interest. If the Company fails to achieve specified performance measures it would be required to issue shares of its common stock and apply the net proceeds to make interest payments on the Subordinated Debentures.
     As of December 31, 2005, the Company had $2 billion principal outstanding of 1.85 percent Convertible Senior Debentures due 2033 (the Senior Debentures), which were unsecured obligations of the Company. On December 1, 2006, the Senior Debentures were remarketed into unsecured, floating rate Senior Notes due 2033 (the Senior Notes). The Senior Notes may be put to the Company at par on June 5, 2008, and accrue interest at an annual rate of three-month LIBOR plus 11.435 basis points. Contingent interest payments up to 4 percent are required if the Senior Notes are not rated at certain levels by rating agencies.
     Aggregate annual maturities on long-term debt obligations (based on final maturity dates) at December 31, 2006, are as follows:

(Millions)	2007	2008	2009	2010	2011	Thereafter	Total
American Express Company (Parent Company only)	$749	$—	$500	$—	$400	$4,345	$5,994
American Express Travel Related Services Company, Inc.	—	—	800	—	1,200	—	2,000
American Express Credit Corporation	3,440	7,313	7,157	2,029	1,453	398	21,790
American Express Centurion Bank	3,691	1,150	2,700	—	—	—	7,541
American Express Bank, FSB	800	2,100	1,100	—	—	—	4,000
American Express Receivables Financing Corporation V LLC	—	—	—	600	—	600	1,200
Other	74	43	13	—	—	92	222

Total	$8,754	$10,606	$12,270	$2,629	$3,053	$5,435	$42,747

As of December 31, 2006 and 2005, the Company maintained total bank lines of credit, including lines supporting commercial paper borrowings, of $11.6 billion and $13.4 billion, respectively, of which $8.9 billion and $10.1 billion were unutilized as of December 31, 2006 and 2005, respectively.
     The Company paid total interest (including amounts related to discontinued operations) primarily related to short- and long-term debt, corresponding interest rate products and customer deposits (net of amounts capitalized or refunded) of $3.2 billion, $2.4 billion, and $1.6 billion in 2006, 2005, and 2004, respectively.
SHORT- AND LONG-TERM DEBT HEDGING ACTIVITY
As of December 31, 2006, in addition to the hedges of existing short- and long-term debt, the Company has designated the interest rate risk associated with cash flows related to future short- and long-term debt issuances as part of its hedging program. The notional amount of such designated derivative financial instruments was $3 billion, reflecting the hedge of future cash flows of anticipated issuances in 2007 through 2010.
     See Note 10 for additional discussion of the Company’s cash flow hedging strategies.

[ 92 ]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY
NOTE 9 COMMON AND PREFERRED SHARES
The Company has a share repurchase program to return equity capital in excess of business needs to shareholders. The share repurchases both offset the issuance of new shares as part of employee compensation plans and reduce the number of shares outstanding. In May 2006, the Company’s Board of Directors authorized the repurchase of an additional 200 million shares of the Company’s common stock. At December 31, 2006, the Company has 165 million shares remaining under the share repurchase authorizations. Such authorizations do not have an expiration date, and at present, there is no intention to modify or otherwise rescind the current authorizations.
     Of the common shares authorized but unissued at December 31, 2006, approximately 174 million shares were reserved for issuance for employee stock, employee benefit and dividend reinvestment plans.
     The following table provides a reconciliation of common shares outstanding:

(Millions)	2006	2005	2004
Shares outstanding at beginning of year	1,241	1,249	1,284
Repurchases of common shares	(75)	(34)	(69)
Acquisition of Harbor Payments	2	—	—
Other, primarily employee benefit plans	31	26	34

Shares outstanding at end of year	1,199	1,241	1,249

The Board of Directors is authorized to permit the Company to issue up to 20 million preferred shares without further shareholder approval.
     At December 31, 2006 and 2005, no preferred shares had been issued.
NOTE 10 DERIVATIVES AND HEDGING ACTIVITIES
The Company uses derivative financial instruments to manage exposure to various market risks and for customer accommodation and for limited proprietary trading purposes. These instruments enable end users to increase, reduce, or alter exposure to various market risks and, for that reason, are an integral component of the Company’s market risk and related asset/liability management strategy and processes. Within each business, market risk exposures are monitored and managed by various asset/liability committees, guided by Board-approved policies covering derivative financial instruments, funding, and investments. The value of derivative instruments is derived from an underlying variable or multiple variables, including commodity, equity, foreign exchange, and interest rate indices or prices.
     For the Company’s charge card and fixed-rate lending products, interest rate exposure is managed by shifting the mix of funding toward fixed-rate debt and by using derivative instruments, with an emphasis on interest rate swaps, which effectively fix interest expense for the length of the swap. The Company endeavors to lengthen the maturity of interest rate hedges in periods of low or falling interest rates and to shorten their maturity in periods of high or rising interest rates. For the majority of its cardmember loans, which are linked to a floating rate base and generally reprice each month, the Company uses floating rate funding. The Company regularly reviews its strategy and may modify it based on the market conditions.
     Credit risk associated with the Company’s derivatives is limited to the risk that a derivative counterparty will not perform in accordance with the terms of the contract. To mitigate the risk, counterparties are required to be pre-approved and rated as investment grade. Counterparty risk exposures are monitored by the Company’s Institutional Risk Management Committee (IRMC). The IRMC formally reviews large institutional exposures to ensure compliance with Enterprise-wide Risk Management Committee guidelines and procedures and determines the risk mitigation actions, when necessary. Additionally, the Company may, from time to time, enter into master netting agreements where practical.
     The following table summarizes the total fair value, excluding accruals, of derivative product assets and liabilities at December 31:

(Millions)	2006		2005
	Assets	Liabilities	Assets	Liabilities
Cash flow hedges	$64	$21	$226	$5
Fair value hedges	—	74	4	97
Net investment hedges	8	20	20	13
Derivatives not designated as hedges	355	303	280	214
Embedded derivatives accounted for separately from the host contract	—	30	—	25

Total fair value, excluding accruals	$427	$448	$530	$354

[ 93 ]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY
The following table summarizes the income effects of derivatives for the years ended December 31:

(Millions)	2006	2005	2004
Cash flow hedges(a):
Ineffective net (losses) gains	$(2)	$3	$1
Gains (losses) on forecasted transactions no longer probable to occur	$6	$(2)	$16
Reclassification of realized gains (losses) from other comprehensive (loss) income, net of tax of $85, $23, and $(161), respectively	$158	$44	$(298)

Fair value hedges(a):
Ineffective net gains	$2	$—	$—

Net investment hedges:
Reclassification of loss from cumulative translation adjustment as a result of sales of foreign entities	$(183)	$—	$—

(a)	There were no (losses) gains due to exclusion from the assessment of hedge effectiveness for 2006, 2005, and 2004.
The following table summarizes the net change in accumulated other comprehensive (loss) income of derivatives for the years ended December 31:

(Millions)	2006	2005	2004
Cash flow hedges(a):
Unrealized gains, net of tax of $22, $161, and $3, respectively	$42	$300	$6
Reclassification for realized (gains) losses, net of tax of $(85), $(23), and $161, respectively	(158)	(44)	298

Net change in accumulated other comprehensive (loss) income	$(116)	$256	$304

Net investment hedges:
Net (losses) gains related to hedges in cumulative translation adjustment	$(241)	$(8)	$259
Reclassification of loss from cumulative translation adjustment as a result of sales of foreign entities	183	—	—

Net change in accumulated other comprehensive (loss) income	$(58)	$(8)	$259

(a)	For 2005 cash flow hedge activity, the table above excludes a $19 million net increase in accumulated other comprehensive (loss) income related to discontinued operations.
CASH FLOW HEDGES
A cash flow hedge is a derivative designated to hedge the exposure of variable future cash flows that is attributable to a particular risk associated with an existing recognized asset or liability, or a forecasted transaction. The Company uses interest rate products, primarily interest rate swaps, to manage interest rate risk related to the charge card business. These swaps are used to achieve a targeted mix of fixed and floating rate funding, as well as to protect the Company from interest rate risk by hedging existing long-term variable-rate debt, the rollover of short-term debt and the anticipated forecasted issuance of additional funding. Note 8 provides additional discussion of the cash flow hedging strategies related to short- and long-term debt. During 2006, the Company discontinued its foreign currency risk cash flow hedge program, which related to the forecasted purchase of investment securities by foreign subsidiaries. The anticipated transactions were no longer likely to occur in accordance with the original strategy.
     As of December 31, 2006 and 2005, net unrealized derivatives gains, net of tax, reflected in accumulated other comprehensive loss were $27 million and $143 million, respectively.
     At December 31, 2006, the Company expects to reclassify $27 million of net pretax gains on derivative instruments from accumulated other comprehensive (loss) income to earnings during the next twelve months. In the event that cash flow hedge accounting is no longer applied (i.e., the Company de-designates a derivative as a hedge, a hedge is no longer considered to be highly effective, or the forecasted transaction being hedged is no longer probable of occurring), the reclassification from accumulated other comprehensive

[ 94 ]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY
(loss) income into earnings may be accelerated and all future market value fluctuations of the derivative will be reflected in earnings.
     Currently, the longest period of time over which the Company is hedging exposure to variability in future cash flows is approximately four years, which is related to long-term debt.
FAIR VALUE HEDGES
A fair value hedge is a derivative designated to hedge the exposure of future changes in the fair value of an asset or a liability, or an identified portion thereof that is attributable to a particular risk. The Company is exposed to interest rate risk associated with its fixed-rate long-term debt and fixed-rate corporate debt securities. The Company uses interest rate swaps to convert certain fixed-rate long-term debt to floating rate at the time of issuance. From time to time, the Company enters into interest rate swaps to hedge its exposure related to fixed-rate corporate debt securities. Prior to 2006, in conjunction with its international banking activities, the Company hedged the fair value changes related to a portion of its callable term customer deposits using callable interest rate swaps. The Company no longer hedges the fair value changes related to callable term customer deposits because the term certificate of deposit was modified and hedge accounting is no longer deemed applicable to prospective transactions.
NET INVESTMENT HEDGES
A net investment hedge in a foreign operation is a derivative used to hedge future changes in currency exposure of a net investment in a foreign operation. The Company designates foreign currency derivatives, primarily forward agreements, as hedges of net investments in certain foreign operations. These derivatives reduce exposure to changes in currency exchange rates on the Company’s investments in non-U.S. subsidiaries.
DERIVATIVES NOT DESIGNATED AS HEDGES
The Company has economic hedges that either do not qualify or are not designated for hedge accounting treatment. Foreign currency transactions and non-U.S. dollar cash flow exposures are economically hedged, where practical, through foreign currency contracts, primarily forward contracts, foreign currency options, and cross-currency swaps, and generally mature within one year. Foreign currency contracts involve the purchase and sale of a designated currency at an agreed upon rate for settlement on a specified date. From time to time, the Company will enter into interest rate swaps to specifically manage funding costs related to the credit card business. Within its international banking operations, the Company enters into derivative contracts to meet the needs of its clients and, to a limited extent, for trading purposes, including taking proprietary positions. The international banking derivative activities also include economic hedging of various foreign currency and interest rate exposures related to the Company’s other banking activities. The following table provides the total fair value, excluding accruals, of these derivative products assets and liabilities as of December 31:

(Millions)	2006		2005
	Assets	Liabilities	Assets	Liabilities
Foreign currency transactions	$13	$3	$13	$13
Interest rate swaps	$12	$10	$—	$—
International banking operations(a)	$330	$320	$267	$226

(a)	2006 and 2005 liabilities include embedded derivatives of $30 million and $25 million, respectively.
EMBEDDED DERIVATIVES
The Company has identified certain derivatives embedded in other financial instruments that are required to be accounted for separately from the host financial instrument. Such items included certain structured customer deposit products issued by the international banking operations which have returns tied to the performance of equity markets, interest rates or other indices, and financial instruments.
NOTE 11 GUARANTEES AND CERTAIN OFF-BALANCE SHEET ITEMS
The Company provides cardmember protection plans that cover losses associated with purchased products, as well as other guarantees in the ordinary course of business that are within the scope of FASB Financial Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” (FIN 45). For the Company, FIN 45 guarantees primarily consist of card and travel protection programs, including those that (i) cancel and request replacements of lost or stolen cards, and provide for fraud liability coverage; (ii) protect eligible purchases made with the card against accidental damage or theft for up to 90 days from the date of purchase; (iii) provide account protection in the event that a cardmember is unable to make payments on the account due to unforeseen hardship; (iv) protect cardmembers against billing disputes with the merchant,

[ 95 ]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY
primarily for non-delivery of goods and services; and (v) indemnify cardmembers against losses due to lost baggage while traveling.
     The following table provides information related to such guarantees as of December 31:

	2006		2005
	Maximum		Maximum
	amount of		amount of
	undiscounted	Amount	undiscounted	Amount
	future	of related	future	of related
	payments(a)	liability(b)	payments(a)	liability(b)
Type of Guarantee	(Billions)	(Millions)	(Billions)	(Millions)
Card and travel operations(c)	$75	$119	$95	$124
International banking and other(d)	2	77	2	82

Total	$77	$196	$97	$206

(a)	Calculated based on the hypothetical scenario that all claims occur within the next 12 months.

(b)	Included as part of other liabilities on the Company’s Consolidated Balance Sheets.

(c)	Includes Credit Card Registry, Merchandise Protection, Account Protection, Merchant Protection and Baggage Protection. The Company generally has no collateral or other recourse provisions related to these guarantees.

(d)	Includes contingent consideration obligations as well as guarantees the Company provides through its international banking business, such as financial letters of credit, performance guarantees and financial guarantees. The international banking guarantees range in term from three months to one year. The Company receives a fee related to these guarantees, many of which help facilitate cross-border transactions. The maximum potential exposure related to the Company’s international banking guarantees at both December 31, 2006 and 2005, was approximately $1 billion for which the Company held supporting collateral of approximately $940 million at such dates.
The Company’s commitments related to bank letters of credit are included in Note 14.
     The Company also has certain contingent obligations to make payments under contractual agreements entered into as part of the ongoing operation of the Company’s business, primarily with co-brand partners. The contingent obligations under such arrangements were $3 billion as of December 31, 2006.
     The Company leases certain facilities and equipment under noncancelable and cancelable agreements. Total rental expense amounted to $311 million, $367 million, and $316 million in 2006, 2005, and 2004, respectively. At December 31, 2006, the minimum aggregate rental commitment under all noncancelable operating leases (net of subleases of $33 million) was:

(Millions)
2007	$227
2008	217
2009	187
2010	169
2011	144
Thereafter	1,491

Total	$2,435

Obligations under capital leases or other similar arrangements entered into by the Company are not material.
     During 2005, the Company completed sale-leaseback transactions on four of its owned properties which were sold at fair value. Pursuant to SFAS No. 13, “Accounting for Leases,” as amended, all of these transactions are included in total operating lease obligations. Proceeds totaled $172 million and the aggregate net book value of the properties removed from the Company’s Consolidated Balance Sheet was $124 million. The pretax gain of approximately $46 million, net of $2 million in closing costs, has been deferred and is amortized over the ten-year term of the operating leasebacks as a reduction to rental expense.
     In December 2004, the Company completed sale-leaseback transactions on five of its owned properties which were sold at fair value. Four of these transactions were accounted for as sale-leasebacks and are included in total operating lease obligations. Proceeds totaled $187 million. The pretax gain of approximately $94 million, net of $2 million in closing costs, has been deferred and is amortized over the ten-year term of the operating leasebacks as a reduction to rental expense.
     One of the 2004 sale-leaseback transactions has been accounted for as a financing because of certain terms contained in the lease agreement. The $95 million in proceeds from this transaction has been classified as long-term debt, and the balance was $92 million and $93 million as of December 31, 2006 and 2005, respectively. At December 31, 2006, the Company’s minimum aggregate rental commitment under this transaction is approximately $6 million per annum from 2007 through 2011 and $20 million thereafter.
     There were no sale-leaseback transactions in 2006.
[ 96 ]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY
NOTE 12 CONTINGENCIES
In the ordinary course of their business, the Company and its subsidiaries are involved in a number of legal and arbitration proceedings. These include several class actions involving the Company’s card businesses. The Company believes it has meritorious defenses to each of the actions it faces and intends to defend them vigorously.
     The Company believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration, regulatory, or tax proceedings that would have a material adverse effect on the Company’s consolidated financial condition, results of operations, or liquidity. However, it is possible that the outcome of any proceeding could have a material impact on results of operations in the particular reporting period in which it is resolved.
NOTE 13 FAIR VALUES OF FINANCIAL INSTRUMENTS
The following table discloses fair value information of the Company’s financial assets and liabilities as of December 31:

(Billions)	2006		2005
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Financial Assets:
Assets for which carrying values equal or approximate fair value	$69	$69	$65	$65
Loans	$50	$50	$41	$41
Financial Liabilities:
Liabilities for which carrying values equal or approximate fair value	$67	$66	$57	$57
Long-term debt	$43	$43	$31	$31

The fair values of these financial instruments are estimates based upon market conditions and perceived risks as of December 31, 2006 and 2005 and require management judgment. These figures may not be indicative of their future fair values. The fair value of the Company, therefore, cannot be estimated by aggregating the amounts presented. The following methods were used to determine fair values.
     Financial assets and liabilities for which carrying values equal or approximate fair values include cash and cash equivalents, cardmember receivables, accrued interest, investments, customers’ deposits, Travelers Cheques outstanding, investment certificate reserves, short-term debt, and certain other assets and liabilities. For these assets and liabilities, the carrying value approximates fair value because these are short-term in duration, variable rate in nature or recorded at fair value on the Consolidated Balance Sheets.
INVESTMENTS
Generally, investments are carried at fair value on the Consolidated Balance Sheets and gains and losses are recognized in the Consolidated Statements of Income upon disposition of the securities or when management determines that a decline in value is other-than-temporary. See Note 3 for carrying and fair value information regarding investments.
DERIVATIVE FINANCIAL INSTRUMENTS
Derivative financial instruments are also carried at fair value on the Consolidated Balance Sheets, with gains and losses recognized in the Consolidated Statements of Income or Consolidated Balance Sheets based upon the nature of the derivative. See Note 10 for fair value information regarding derivative financial instruments.
LOANS
For variable-rate loans that reprice within one year and for which there has been no significant change in counterparties’ creditworthiness, fair values approximate carrying values. The fair values of all other loans, except those with significant credit deterioration, are estimated using discounted cash flow analysis, based on current interest rates for loans with similar terms to borrowers of similar credit quality. For loans with significant credit deterioration, fair values are based on estimates of future cash flows discounted at rates commensurate with the inherent risk in the revised cash projections. For collateral-dependent loans with significant credit deterioration, fair values are based on estimates of collateral values.
LONG-TERM DEBT
For variable-rate long-term debt that reprices within one year, fair value approximates carrying value. For other long-term debt, fair value is estimated using either quoted market prices or discounted cash flows based on the Company’s current borrowing rates for similar types of borrowing.
     See Note 11 for discussion of carrying and fair value information regarding guarantees and certain off-balance sheet items.
[ 97 ]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY
NOTE 14 SIGNIFICANT CREDIT CONCENTRATIONS
Credit concentrations arise when customers operate in similar industries, economic sectors or geographic regions. The Company’s customers operate in diverse industries, economic sectors and geographic regions.
     The following table represents the Company’s maximum credit exposure by industry, including the credit exposure associated with derivative financial instruments, at December 31:

(Billions, except percentages)	2006	2005
Financial institutions(a)	$18.5	$16.7
On-balance sheet	17.0	15.6
Off-balance sheet	1.5	1.1
Individuals, including cardmember receivables and loans(b)	342.9	280.4
On-balance sheet	78.2	66.6
Off-balance sheet	264.7	213.8
U.S. Government and agencies(c)	11.9	12.2
On-balance sheet	11.9	12.2
All other	14.9	14.2
On-balance sheet	14.8	14.1
Off-balance sheet	0.1	0.1

Total(d)	$388.2	$323.5

Composition:
On-balance sheet	31%	34%
Off-balance sheet	69%	66%

Total	100%	100%

(a)	Financial institutions primarily include banks, broker-dealers, insurance companies and savings and loan associations.

(b)	Because charge card products have no preset spending limit, the associated credit limit on cardmember receivables is not quantifiable. Therefore, the quantified credit amount only includes the credit line available on cardmember loans. The unused lines aggregating $264 billion and $213 billion in 2006 and 2005, respectively, represent commitments of the Company.

(c)	U.S. Government and agencies represent the U.S. Government and its agencies, states and municipalities, and quasi-government agencies.

(d)	Certain distinctions between categories require management judgment.
As disclosed in the table above, at December 31, 2006, the Company’s most significant concentration of credit risk was with individuals, including cardmember receivables and loans. These amounts are generally advanced on an unsecured basis. However, the Company reviews each potential customer’s credit application and evaluates the applicant’s financial history and ability and willingness to repay.
EXPOSURE TO AIRLINE INDUSTRY
Historically, the Company has not experienced significant revenue declines when a particular airline scales back or ceases operations due to a bankruptcy or other financial challenges. This is because volumes generated by that airline are typically shifted to other participants in the industry that accept the Company’s card products. Nonetheless, the Company is exposed to business and credit risk in the airline industry primarily through business arrangements where the Company has remitted payment to the airline for a cardmember purchase of tickets that have not yet been used or “flown.” In the event that the cardmember is not able to use the ticket and the Company, based on the facts and circumstances, credits the cardmember for the unused ticket, this business arrangement creates a potential exposure for the Company. This credit exposure is included in the maximum amount of undiscounted future payments disclosed in Note 11. Historically, this type of exposure has not generated any significant losses for the Company because an airline operating under bankruptcy protection needs to continue accepting credit and charge cards and honoring requests for credits and refunds in the ordinary course of its business. Typically, as an airline’s financial situation deteriorates, the Company delays payment to the airline thereby increasing cash withheld to protect the Company in the event the airline is liquidated. The Company’s goal in these distressed situations is to hold sufficient cash over time to ensure that upon liquidation, the cash held is equivalent to the credit exposure related to any unused tickets.
     There has been some speculation that there will be consolidation in the airline industry, both in the United States and internationally. While the Company would not expect its merchant relationships to change in the event of consolidation, it is possible that the Company’s co-brand relationships might be affected if one of the Company’s partners merged with an airline that had a different co-brand partner.
     As part of Delta Air Lines’ (Delta) decision to file for protection under Chapter 11 of the Bankruptcy Code, the Company lent funds to Delta as part of Delta’s post-petition, debtor-in-possession financing under the Bankruptcy Code. At December 31, 2006, the remaining principal balance was $176 million and is scheduled to be repaid on a monthly basis through September 2007. This post-petition facility continues to be structured as an advance against the Company’s obligations to purchase Delta SkyMiles rewards points under the Company’s co-brand and Membership Rewards agreements.
[ 98 ]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY
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
     For these plans, there were a total of 66 million, 71 million, and 68 million common shares available for grant at December 31, 2006, 2005, and 2004, respectively.
     A summary of stock option and nonvested restricted stock award activity as of December 31, 2006, and changes during the year are presented below:

(Shares in thousands)	Stock Options		RSAs
		Weighted		Weighted
		Average		Average
		Exercise		Grant
	Shares	Price	Shares	Price
Outstanding at beginning of year	123,775	$35.75	8,978	$40.77
Granted	6,051	$51.87	3,406	$52.14
Exercised/vested	(30,686)	$33.89	(3,315)	$38.75
Forfeited/expired	(1,830)	$46.84	(595)	$43.99

Outstanding at end of year	97,310	$37.60	8,474	$45.87

Options exercisable at end of year	81,269	$35.99

STOCK OPTIONS
Each stock option has an exercise price equal to the market price of the Company’s common stock on the date of grant and a term of no more than 10 years. Vesting provisions relating to stock options are as follows:

Grant Year	Vesting Provisions
2003 and after	Generally vest ratably at 25 percent per year beginning with the first anniversary of the grant date
Prior to 1999 and in 2002	Generally vest ratably at 33 1/3 percent per year beginning with the first anniversary of the grant date
2001—2000—1999	Generally vest ratably at 33 1/3 percent per year beginning with the second anniversary of the grant date

The weighted average remaining contractual life and intrinsic value of the stock options outstanding and excercisable as of December 31, 2006 are as follows:

	Outstanding	Exercisable
Aggregate intrinsic value (millions)	$2,245	$2,006
Weighted average contractual remaining life (years)	4.6	3.9

The total intrinsic value of options exercised during 2006, 2005, and 2004 was $661 million, $455 million, and $633 million, respectively.
     The fair value of each option is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2006, 2005, and 2004:

	2006	2005	2004
Dividend yield	0.9%	0.9%	0.8%
Expected volatility	23%	24%	30%
Risk-free interest rate	4.3%	3.6%	2.9%
Expected life of stock option (years)	4.6	4.5	4.2
Weighted average fair value per option	$12.76	$12.59	$13.27

The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated increases. The expected volatility was based on weighted historical and implied volatilities of the Company’s common stock price. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur.
     As of December 31, 2006, the total unrecognized compensation cost related to unvested options was $111 million. This cost is expected to be recognized over a weighted-average period of 2.2 years.
[ 99 ]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY
RESTRICTED STOCK AWARDS
Restricted Stock Awards (RSAs) granted in 2003 and thereafter, generally vest ratably at 25 percent per year beginning with the first anniversary of the grant date. RSAs granted prior to 2003 generally cliff vest four years after the grant date. The compensation expense associated with these awards is recognized straight-line over the vesting period.
     As of December 31, 2006, the total unrecognized compensation cost related to unvested RSAs was $221 million. This cost is expected to be recognized over a weighted-average period of 2.4 years. The total fair value of shares vested during 2006, 2005, and 2004 was $176 million, $290 million, and $97 million, respectively.
PORTFOLIO GRANTS
The Company awards Portfolio Grants (PG) that earn value based on the Company’s financial performance and the Company’s total shareholder return versus that of the S&P Financial Index and, beginning with PGs granted in 2006 the S&P 500, over a 3-year performance period, subject to certain adjustments. The fair value of the PG is estimated at the date of grant and updated quarterly and recognized over the performance period.
SUMMARY OF STOCK PLAN EXPENSE
The components of the Company’s pretax stock-based compensation expense (net of cancellations) and associated income tax benefit are as follows:

(Millions)	2006	2005	2004
Restricted stock awards	$153	$144	$112
Stock options	86	84	69
Portfolio grants(a)	55	26	—
Other	4	2	2

Total compensation expense, pretax	$298	$256	$183

Income tax benefit	$104	$90	$64

(a)	2005 expense represents PG expenses subsequent to July 1, 2005, when as a result of the adoption of SFAS No. 123(R), these awards were accounted for as stock-based compensation. PG expense for the first six months of 2005 and for the year ended December 31, 2004 was $23 million and $60 million, respectively.
NOTE 16 RETIREMENT PLANS
DEFINED BENEFIT PENSION PLANS
The Company sponsors the American Express Retirement Plan (the Plan) for eligible employees in the United States. The Plan is a noncontributory defined benefit plan which is a qualified plan under the Employee Retirement Income Security Act of 1974, as amended (ERISA). Under the Plan, the cost of retirement benefits is measured by length of service, compensation and other factors. These benefits are funded through a trust and the Company’s funding of retirement costs complies with the applicable minimum funding requirements specified by ERISA. The funded status of the Plan on an ERISA basis for the years ended 2006 and 2005 was 113 percent and 114 percent, respectively. The Plan is a cash balance plan and employees’ accrued benefits are based on notional account balances, which are maintained for each individual. Each pay period these balances are credited with an amount determined by an employee’s age, years of service, and compensation as defined by the Plan (primarily base pay, certain incentive pay and commissions, shift differential, and overtime). Employees’ balances are also credited daily with interest at a fixed-rate that is updated each January 1 and is based on the average of the daily five-year U.S. Treasury Note yields for the previous October 1 through November 30. The interest rate varies from a minimum of 5 percent to a maximum equal to the lesser of (i) 10 percent or (ii) the annual maximum interest rate set by the U.S. government for determining lump-sum values. Employees and their beneficiaries have the option to receive annuity payments upon retirement or a lump-sum payout at vested termination, death, disability or retirement.
     The Company also sponsors an unfunded non-qualified Supplemental Retirement Plan (the SRP) for all employees who are compensated over a certain level to supplement their pension benefits that are limited by the Internal Revenue Service. The SRP is a supplemental plan and its terms generally parallel those of the Plan but the SRP’s definition of compensation and payment options differ.
     Most employees outside the United States are covered by local retirement plans, some of which are funded, while other employees receive payments at the time of retirement or termination under applicable labor laws or agreements. The Company complies with the minimum funding requirements in all countries.
     Effective July 2006, the Company amended its U.K. pension plans. Employees who were participating in the existing defined benefit plans were given a choice between remaining in the plans and making contributions toward their benefits or moving to the new defined contribution plan. Participants who chose to move no longer accrue benefits under these plans as of July 1, 2006. There was no gain or loss as a result of this change and the overall impact to the projected benefit obligation was minimal.
     The Company measures the obligations and related asset values for its pension and other postretirement benefit plans as of September 30th of each year.
Adoption of SFAS No. 158
     On September 29, 2006, the FASB issued Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS No. 158), which amends FASB Statements No.
[ 100 ]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY
87, 88, 106, and 132(R). This standard requires that companies record an asset or liability on the Consolidated Balance Sheet equal to the over or under funded status of their defined benefit and other postretirement benefit plans effective for fiscal years ending after December 15, 2006. For each plan, the funded status is defined by SFAS No. 158 as the difference between the fair value of plan assets (for funded plans) and the respective plan’s projected benefit obligation. The projected benefit obligation represents a liability based on the plan participant’s service to date and their expected future compensation at their projected retirement date. Upon adoption of SFAS No. 158 and recognition of the funded status on the Company’s Consolidated Balance Sheet, all previously unrecognized amounts (e.g. unrecognized gains or losses and prior service cost) are reflected in accumulated other comprehensive income (loss), net of tax, in a one-time cumulative effect adjustment. Any future changes in unrecognized gains or losses and prior service cost will be recognized in other comprehensive income, net of tax, in the periods in which they occur. Under SFAS No. 158, accounting for plan expense and payments will remain unchanged.
     The following table provides the cumulative effect of the change in accounting principle with respect to recognizing the net funded status of defined benefit pension plans (the Plan, the SRP and other international plans) in the Consolidated Balance Sheet as of December 31, 2006.

		SFAS	Post-
	Pre-SFAS	No. 158	SFAS
(Millions)	No. 158	impact	No. 158
Accrued benefit liability (a)	$(248)	$(39)	$(287)
Prepaid benefit asset (b)	$440	$(416)	24

Net funded status			$(263)

Accumulated other comprehensive loss, net of tax (c)	$21	$310	$331

(a)	The post-SFAS No. 158 accrued benefit liability represents the excess of the projected benefit obligation over the fair value of the plan assets for all plans in an underfunded position. The projected benefit obligation and related fair value of plan assets for these plans was $1.5 billion and $1.2 billion, respectively, at December 31, 2006 and $2.3 billion and $2.1 billion, respectively, at December 31, 2005.

(b)	The post-SFAS No. 158 prepaid benefit asset represents the excess of the fair value of the plan assets over the projected benefit obligation for all plans in an overfunded position.

(c)	The post-SFAS No. 158 accumulated other comprehensive loss, net of tax includes the unrecognized gains and losses and unamortized prior service cost related to the plans. See the table below for further information.
Accumulated Other Comprehensive Loss
The following table provides the items comprising the amount in accumulated other comprehensive loss as of December 31:

(Millions)	2006
Net actuarial loss	$474
Net prior service cost	13

Total, pretax effect	487
Tax impact	(156)

Total, net of taxes	$331

The estimated portion of the net actuarial loss and net prior service cost above that is expected to be recognized as a component of net periodic benefit cost in 2007 is $40 million and $2 million, respectively.
Plan Assets and Obligations
The following tables provide a reconciliation of the changes in the plans’ projected benefit obligation, the fair value of assets and the net funded status for all plans:
Reconciliation of Change in Projected Benefit Obligation

(Millions)	2006	2005
Projected benefit obligation, October 1 prior year	$2,392	$2,168
Service cost	117	104
Interest cost	127	117
Benefits paid	(55)	(59)
Actuarial loss	33	220
Settlements/curtailments	(95)	(51)
Foreign currency exchange rate changes	147	(107)

Projected benefit obligation at September 30,	$2,666	$2,392

Reconciliation of Change in Fair Value of Plan Assets

(Millions)	2006	2005
Fair value of plan assets, October 1 prior year	$2,135	$1,975
Actual return on plan assets	232	326
Employer contributions	46	41
Benefits paid	(55)	(59)
Settlements	(95)	(51)
Foreign currency exchange rate changes	135	(97)

Fair value of plan assets at September 30,	$2,398	$2,135

[ 101 ]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY
Net Funded Status

(Millions)	2006	2005
Funded status at September 30,	$(268)	$(257)
Unrecognized net actuarial loss	—	508
Unrecognized prior service cost	—	14
Unrecognized net transition obligation	—	1
Fourth quarter contributions	5	5

Net amount recognized at December 31,	$(263)	$271

As noted previously, due to the adoption of SFAS No. 158 as of December 31, 2006, the funded status of $(268) million, less fourth quarter contributions of $5 million, is reflected in the December 31, 2006 Consolidated Balance Sheet.
     The following table provides the amounts recognized on the Consolidated Balance Sheets as of December 31:

(Millions)	2006	2005
Other liabilities	$(287)	$(203)
Other assets	24	445
Minimum pension liability adjustment	—	29

Net amount recognized at December 31,	$(263)	$271

Accumulated Benefit Obligation
The accumulated benefit obligation is the present value of benefits earned to date by plan participants computed based on current compensation levels as contrasted to the projected benefit obligation which is the present value of benefits earned to date by plan participants based on their expected future compensation at their projected retirement date. The unvested portion of the accumulated benefit obligation is minimal.
     The accumulated benefit obligation for all pension plans was $2.4 billion at September 30, 2006 and $2.2 billion at September 30, 2005.
     The accumulated benefit obligation for pension plans where the accumulated benefit obligation exceeds the fair value of plan assets (primarily unfunded international plans and the SRP) was $234 million (with fair value of related plan assets of $19 million) as of September 30, 2006 and $221 million (with fair value of related plan assets of $17 million) as of September 30, 2005.
Net Periodic Pension Benefit Cost
SFAS No. 87, “Employers’ Accounting for Pensions” (SFAS No. 87), provides for the delayed recognition of the net actuarial loss and the net prior service cost remaining in accumulated other comprehensive income (loss).
     Service cost is the component of net periodic benefit cost which represents the current value of benefits earned by an employee during the period. Net periodic benefit cost also includes the estimated interest incurred on the outstanding projected benefit obligation during the period.
     A plan amendment that retroactively increases benefits is recognized as an increase to the projected benefit obligation and a corresponding charge to other comprehensive income, net of tax, at the date of the amendment. These prior service costs are amortized as a component of net periodic pension benefit cost on a straight-line basis over the average remaining service period of active participants. Actuarial gains and losses that are not recognized immediately as a component of net periodic pension cost are recognized as increases or decreases in other comprehensive income, net of tax, as they arise. Cumulative net actuarial loss included in accumulated other comprehensive income (loss) which exceeds 10 percent of the greater of the projected benefit obligation and the estimated market value of plan assets are amortized over the average remaining service period of active participants.
     The components of the net periodic pension cost for all defined benefit plans are as follows:

(Millions)	2006	2005	2004
Service cost	$117	$104	$99
Interest cost	127	117	109
Expected return on plan assets	(153)	(141)	(142)
Amortization of:
Prior service costs	1	1	(4)
Transition obligation	—	—	1
Recognized net actuarial loss	40	27	19
Settlements/curtailment loss	1	4	3

Net periodic pension benefit cost	$133	$112	$85

Assumptions
     The weighted average assumptions used to determine benefit obligations were:

	2006	2005
Discount rates	5.2%	5.1%
Rates of increase in compensation levels	4.1%	4.2%

The weighted average assumptions used to determine net periodic benefit cost were:

	2006	2005	2004
Discount rates	5.1%	5.5%	5.7%
Rates of increase in compensation levels	4.2%	4.0%	3.9%
Expected long-term rates of return on assets	` 7.8%	7.8%	7.8%

The Company assumes a long-term rate of return on assets on a weighted average basis. In developing this assumption, management evaluates historical returns
[ 102 ]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY
on plan assets as well as benchmark information including projections of asset class returns and long-term inflation.
     The discount rate assumptions for the Company’s material plans (U.S. and U.K.) are determined by using a model consisting of bond portfolios that match the cash flows of the plan’s projected benefit payments. Use of the rate produced by this model generates a projected obligation that equals the current market value of a portfolio of high-quality zero coupon bonds whose maturity dates and amounts match the timing and amount of expected future benefit payments.
Asset Allocation
     The asset allocation for the Company’s pension plans at September 30, 2006 and 2005, and the target allocation for 2007, by asset category, are below. Actual allocations generally will be within 5 percent of these targets.

	Target	Percentage of
	Allocation	Plan assets at
	2007	2006	2005
Equity securities	67%	67%	68%
Debt securities	27%	27%	26%
Other	6%	6%	6%

Total	100%	100%	100%

The Company invests in a diversified portfolio to ensure that adverse or unexpected results from a security class will not have a detrimental impact on the entire portfolio. The portfolio is diversified by asset type, risk characteristics and concentration of investments. Asset classes and ranges considered appropriate for investment of each plan’s assets are determined by the plan’s investment committee. The asset classes typically include domestic and foreign equities, emerging market equities, domestic and foreign investment grade and high-yield bonds and domestic real estate.
Benefit Payments
The Company’s retirement plans expect to make benefit payments to retirees as follows:

						2012-
(Millions)	2007	2008	2009	2010	2011	2016
Expected payments	$142	$144	$151	$157	$168	$1,116

In addition, the Company expects to contribute $40 million to its pension plans in 2007.
DEFINED CONTRIBUTION RETIREMENT PLANS
The Company sponsors defined contribution retirement plans, the principal plan being the Incentive Savings Plan (ISP), a 401(k) savings plan with a profit sharing and stock bonus feature. The ISP is a qualified plan under ERISA and covers most employees in the United States. Under the terms of the ISP, employees have the option of investing in the American Express Company Stock Fund, which invests primarily in the Company’s common stock, through accumulated payroll deductions. In addition, at least quarterly the Company makes automatic cash contributions equal to 1 percent per annum of each qualifying employee’s base salary. These contributions are invested automatically in the American Express Company Stock Fund and can be directed at any time into other ISP investment options.
     Compensation expense related to the Company’s contribution to the ISP was $14 million in 2006, and $15 million in each of 2005 and 2004; this amount is included in defined contribution plan expense discussed below. The ISP held 16 million and 17 million shares of American Express Common Stock at December 31, 2006 and 2005, respectively, beneficially for employees.
     In 2006, as part of the amendment to the U.K. pension plan, the Company established a defined contribution plan in the U.K. As a result, expense and contributions related to defined contribution plans have increased in the current year as compared to previous periods.
     The total expense for all defined contribution plans globally was $114 million, $116 million, and $117 million in 2006, 2005, and 2004, respectively.
OTHER POSTRETIREMENT BENEFITS PLANS
The Company sponsors unfunded defined postretirement benefit plans that provide health care and life insurance to certain retired U.S. employees.
Adoption of SFAS No. 158
The following table provides the cumulative effect of the change in accounting principle with respect to recognizing the funded status of the other postretirement benefit plans in the Consolidated Balance Sheet as of December 31, 2006:

		SFAS	Post-
	Pre-SFAS	No. 158	SFAS
(Millions)	No. 158	impact	No. 158
Accrued benefit liability (a)	$(229)	$(140)	$(369)
Accumulated other comprehensive loss, net of tax (b)	$—	$86	$86

(a)	The accrued benefit liability represents the projected benefit obligation for all plans as these plans are unfunded.

(b)	The $86 million adjustment to accumulated other comprehensive loss represents the recognition of the previously unrecognized actuarial losses and prior service credit of $140 million, net of $54 million of deferred taxes.
[ 103 ]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
american express company
Accumulated Other Comprehensive Loss
The following table provides the items comprising the amount in accumulated other comprehensive loss as of December 31:

(Millions)	2006
Net actuarial loss	$146
Net prior service credit	(6)

Total, pretax effect	140
Tax impact	(54)

Total, net of taxes	$86

The estimated portion of the net actuarial loss and net prior service credit above that is expected to be recognized as a component of net periodic benefit cost in 2007 is $13 million and $(2) million, respectively.
Plan Obligations
The following table provides a reconciliation of the changes in the plans’ projected benefit obligation for all plans accounted for under SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (SFAS No. 106):
Reconciliation of Change in Projected Benefit Obligation

(Millions)	2006	2005
Projected benefit obligation, October 1 prior year	$388	$357
Service cost	7	6
Interest cost	21	20
Benefits paid	(28)	(25)
Actuarial (gain) loss	(12)	30

Projected benefit obligation at September 30,	$376	$388

The liabilities for the Company’s defined postretirement benefit plans recognized in the Consolidated Balance Sheets as of December 31 are included in the table below. As noted previously, due to the adoption of SFAS No. 158 as of December 31, 2006, the funded status of $376 million, less fourth quarter contributions of $7 million, is reflected in the December 31, 2006 Consolidated Balance Sheet.
Reconciliation of Accrued Benefit Cost and Total Amount Recognized

(Millions)	2006	2005
Funded status of the plan	$(376)	$(388)
Unrecognized prior service cost	—	(8)
Unrecognized net actuarial loss	—	172
Fourth quarter payments	7	6

Net amount recognized at December 31,	$(369)	$(218)

Net Periodic Benefit Cost
SFAS No. 106 provides for the delayed recognition of the net actuarial loss and the net prior service credit remaining in accumulated other comprehensive income (loss).
     The components of the net periodic benefit cost for all defined postretirement benefit plans accounted for under SFAS No. 106, are as follows:

(Millions)	2006	2005	2004
Service cost	$7	$6	$6
Interest cost	21	20	20
Amortization of:
Prior service costs	(2)	(2)	(2)
Recognized net actuarial loss	14	12	11

Net periodic benefit cost	$40	$36	$35

Assumptions
The weighted average assumptions used to determine benefit obligations were:

	2006	2005
Discount rates	5.7%	5.4%
Health care cost increase rate:
Following year	9.5%	10.0%
Decreasing to the year 2016	5%	5%

A one percentage-point change in assumed health care cost trend rates would have the following effects:

		One		One
		percentage-		percentage-
		point		point
		increase		decrease
(Millions)	2006	2005	2006	2005
Increase (Decrease) on benefits earned and interest cost for U.S. plans	$1	$1	$(1)	$(1)
Increase (Decrease) on postretirement benefit obligation for U.S. plans	$19	$20	$(17)	$(18)

Benefit Payments
The Company’s other postretirement benefit plans expect to make benefit payments as follows:

						2012-
(Millions)	2007	2008	2009	2010	2011	2016
Expected payments	$28	$28	$29	$29	$29	$157

In addition, the Company expects to contribute $28 million to its other postretirement benefit plans in 2007.
[104]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
american express company
NOTE 17 INCOME TAXES
The components of income tax provision included in the Consolidated Statements of Income on income from continuing operations were as follows:

(Millions)	2006	2005	2004
Current income tax provision:
U.S. federal	$1,189	$864	$756
U.S. state and local	156	97	12
Non-U.S.	351	385	165

Total current provision	1,696	1,346	933

Deferred income tax (benefit) provision:
U.S. federal	(68)	(236)	308
U.S. state and local	(36)	(46)	7
Non-U.S.	7	(37)	(103)

Total deferred (benefit) provision	(97)	(319)	212

Total income tax provision	$1,599	$1,027	$1,145

A reconciliation of the U.S. federal statutory rate of 35 percent to the Company’s effective income tax rate for 2006, 2005, and 2004 on continuing operations was as follows:

	2006	2005	2004
Combined tax at U.S. statutory rate	35.0%	35.0%	35.0%
Changes in taxes resulting from:
Tax-preferred investments	(3.0)	(3.7)	(4.2)
State and local income taxes	1.5	0.8	0.3
Non-U.S. subsidiaries earnings	(3.6)	(3.4)	(2.4)
IRS tax settlements	(0.3)	(4.5)	(0.5)
All other	0.4	—	1.6

Effective tax rates	30.0%	24.2%	29.8%

Accumulated earnings of certain non-U.S. subsidiaries, which totaled approximately $3.9 billion at December 31, 2006, are intended to be permanently reinvested outside the United States. Accordingly, federal taxes, which would have aggregated approximately $856 million, have not been provided on those earnings.
     Company records a deferred income tax (benefit) provision when there are differences between assets and liabilities measured for financial reporting and for income tax return purposes. The significant components of deferred tax assets and liabilities at December 31 are reflected in the following table:

(Millions)	2006	2005
Deferred tax assets:
Reserves not yet deducted for tax purposes	$2,868	$2,583
Employee compensation and benefits	602	274
Other	103	105

Gross deferred tax assets	3,573	2,962
Valuation allowance	(51)	(55)

Total deferred tax assets	3,522	2,907

Deferred tax liabilities:
Depreciation and amortization	582	533
Deferred revenue	380	345
Asset securitizations	323	310
Deferred foreign tax credits	209	61
Other	388	388

Gross deferred tax liabilities	1,882	1,637

Net deferred tax assets	$1,640	$1,270

The valuation allowances at December 31, 2006 and 2005 relate to deferred tax assets associated with non-U.S. operations.
     Income taxes paid by the Company (including amounts related to discontinued operations) during 2006, 2005, and 2004 were approximately $1.4 billion, $1.7 billion, and $1.1 billion, respectively. These amounts include estimated tax payments and cash settlements relating to prior tax years.
     The tax benefit realized for tax deductions from stock option exercises which are recorded in additional paid-in capital totaled $128 million, $234 million, and $158 million for the years ended December 31, 2006, 2005, and 2004, respectively.
     Comprehensive income in the Consolidated Statements of Shareholders’ Equity is presented net of the following income tax (benefit) provision amounts:
COMPREHENSIVE INCOME COMPONENTS

(Millions)	2006	2005	2004
Net unrealized securities losses	$(27)	$(103)	$(92)
Net unrealized derivative (losses) gains	(61)	139	152
Foreign currency translation gains	12	29	11
Minimum pension liability	10	(2)	—
Net unrealized pension and other postretirement benefit costs	(210)	—	—

Income tax (benefit) provision	$(276)	$63	$71

[105]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
american express company
The table above excludes 2005 activity associated with discontinued operations. Income tax (benefit) provision amounts in 2005 on net unrealized securities gains, net unrealized derivative losses and foreign currency translation adjustments included in accumulated other comprehensive loss associated with discontinued operations were $(218) million, $15 million, and $(8) million, respectively.
NOTE 18 EARNINGS PER COMMON SHARE (EPS)
Basic EPS is computed using the average actual shares outstanding during the period. Diluted EPS is basic EPS adjusted for the dilutive effect of stock options, RSAs, and other financial instruments that may be converted into common shares. The computations of basic and diluted EPS for the years ended December 31 are as follows:

(Millions, except per share amounts)	2006	2005	2004
Numerator:
Income from continuing operations	$3,729	$3,221	$2,686
(Loss) Income from discontinued operations, net of tax	(22)	513	830
Cumulative effect of accounting change, net of tax	—	—	(71)

Net income	$3,707	$3,734	$3,445

Denominator:
Basic: Weighted-average shares outstanding during the period	1,212	1,233	1,259
Add: Dilutive effect of stock options, restricted stock awards and other dilutive securities	26	25	26

Diluted	1,238	1,258	1,285

Basic EPS:
Income from continuing operations	$3.08	$2.61	$2.13
(Loss) Income from discontinued operations	(0.02)	0.42	0.66
Cumulative effect of accounting change, net of tax	—	—	(0.05)

Net income	$3.06	$3.03	$2.74

Diluted EPS:
Income from continuing operations	$3.01	$2.56	$2.09
(Loss) Income from discontinued operations	(0.02)	0.41	0.65
Cumulative effect of accounting change, net of tax	—	—	(0.06)

Net income	$2.99	$2.97	$2.68

For the years ended December 31, 2006, 2005, and 2004, the dilutive effect of unexercised stock options excludes 6 million, 14 million, and 13 million options, respectively, from the computation of EPS because inclusion of the options would have been anti-dilutive.
     The Subordinated Debentures, discussed in Note 8, will not affect the EPS computation unless the Company fails to achieve specified performance measures related to the Company’s tangible common equity and consolidated net income. The Company will reflect the additional common shares in the EPS computation only in the event the Company fails to achieve the specified performance measures, which the Company believes is unlikely.
NOTE 19 REPORTABLE OPERATING SEGMENTS AND GEOGRAPHIC OPERATIONS
REPORTABLE OPERATING SEGMENTS
The Company is a leading global payments, network, and travel company that is principally engaged in businesses comprising three reportable operating segments: U.S. Card Services, International Card & Global Commercial Services, and Global Network & Merchant Services. The Company considers a combination of factors when evaluating the composition of its reportable operating segments and the aggregation of operating segments with similar attributes (in all material respects), including economic characteristics, products and services offered, classes of customers, product distribution channels, geographic considerations (primarily U.S. versus international), and regulatory environment considerations.
     U.S. Card Services issues a wide range of card products and services to consumers and small businesses in the U.S., provides consumer travel services to cardmembers and other consumers, and also issues Travelers Cheques and other prepaid products on a global basis.
     International Card & Global Commercial Services issues proprietary consumer and small business cards outside the U.S., offers global corporate payment and travel-related products and services, and provides international banking services through American Express Bank Ltd.
     Global Network & Merchant Services operates a global merchant services business, which includes signing merchants to accept cards as well as processing and settling card transactions for those merchants. This segment also offers merchants point-of-sale and back-
[106]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
american express company
office products, services, and marketing programs and also manages a global general-purpose charge and credit card network, which includes both proprietary cards and cards issued under network partnership agreements.
     Corporate & Other consists of corporate functions and auxiliary businesses, including the Company’s publishing business, and for 2004, the leasing product line of the Company’s small business financing unit, which was sold in 2004.
     The following table presents certain selected financial information at December 31, 2006, 2005, and 2004 and for each of the years then ended.

		International
		Card &	Global
		Global	Network &
	U.S. Card	Commercial	Merchant	Corporate
(Millions, except where indicated)	Services	Services	Services	& Other	Consolidated
2006
Net revenues	$13,955	$9,464	$3,161	$556	$27,136
Cardmember lending finance charge revenue, net of interest	2,477	808	98	74	3,457
Interest expense	799	500	(183)	120	1,236
Pretax income (loss) from continuing operations	3,305	1,148	1,188	(313)	5,328
Income tax provision (benefit)	1,028	263	409	(101)	1,599
Income (Loss) from continuing operations	$2,277	$885	$779	$(212)	$3,729

Total assets (billions)	$79.7	$57.7	$4.4	$(13.9)	$127.9

Total equity (billions)	$5.0	$4.1	$1.3	$0.1	$10.5

2005(a)
Net revenues	$11,978	$8,905	$2,747	$438	$24,068
Cardmember lending finance charge revenue, net of interest	1,792	684	67	37	2,580
Interest expense	562	389	(145)	114	920
Pretax income (loss) from continuing operations	2,571	1,093	882	(298)	4,248
Income tax provision (benefit)	755	194	309	(231)	1,027
Income (Loss) from continuing operations	$1,816	$899	$573	$(67)	$3,221

Total assets (billions)	$70.3	$51.7	$4.5	$(12.5)	$114.0

Total equity (billions)	$5.1	$4.1	$1.3	$—	$10.5

2004(a)
Net revenues	$10,442	$8,423	$2,531	$501	$21,897
Cardmember lending finance charge revenue, net of interest	1,370	640	29	185	2,224
Interest expense	453	280	(108)	189	814
Pretax income (loss) from continuing operations	2,160	1,073	911	(313)	3,831
Income tax provision (benefit)	629	319	332	(135)	1,145
Income (Loss) from continuing operations	$1,531	$754	$579	$(178)	$2,686

Total assets (billions)(b)	$58.3	$47.9	$3.9	$84.1	$194.2

Total equity (billions)	$4.5	$3.8	$1.1	$6.6	$16.0

(a)	Amounts for 2005 and 2004 include certain revenue and expense reclassifications, as well as certain revisions to expenses allocated to segments. These items had no impact on the Company’s consolidated pretax income from continuing operations, income tax provision, income from continuing operations or total assets.

(b)	Corporate & Other total assets for 2004 include $87.1 billion of assets of discontinued operations.
[107]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
american express company
Net Revenues
The Company allocates discount revenue and certain other revenues among segments using a transfer pricing methodology. Segments earn discount revenue based on the volume of merchant business generated by cardmembers. Within the U.S. Card Services and International Card & Global Commercial Services segments, discount revenue reflects the issuer component of the overall discount rate; within the Global Network & Merchant Services segment, discount revenue reflects the network and merchant component of the overall discount rate. Net finance charge revenue and net card fees are directly attributable to the segment in which they are reported.
Expenses
Marketing, promotion, rewards and cardmember services expenses are reflected in each segment based on actual expenses incurred, with the exception of brand advertising, which is reflected in the Global Network & Merchant Services segment.
     The provision for losses and benefits includes credit-related expenses and interest credited on investment certificates directly attributable to the segment in which they are reported.
     Human resources and other operating expenses reflect expenses incurred directly within each segment. In addition, expenses related to the Company’s support services are allocated to each segment based on support service activities directly attributable to the segment. Other overhead expenses are allocated to segments based on each segment’s level of pretax income. Financing requirements are managed on a consolidated basis. Funding costs are allocated based on segment funding requirements.
Capital
Each business segment is allocated capital based on established business model operating requirements, risk measures and regulatory capital requirements. Business model operating requirements include capital needed to support operations and specific balance sheet items. The risk measures include considerations for credit, market and operational risk.
Income taxes
Income tax provision (benefit) is allocated to each business segment based on the effective tax rates applicable to various businesses that make up the segment.
Assets
Assets are those that are used or generated exclusively by each segment.
GEOGRAPHIC OPERATIONS
The following table presents the Company’s net revenues and pretax income in different geographic regions:

(Millions)	United States	Europe	Asia/Pacific	All Other	Consolidated
2006
Net revenues	$18,376	$3,564	$2,482	$2,714	$27,136
Pretax income from continuing operations	$4,264	$369	$193	$502	$5,328
2005
Net revenues	$15,888	$3,274	$2,333	$2,573	$24,068
Pretax income from continuing operations	$3,337	$289	$310	$312	$4,248
2004
Net revenues	$14,490	$3,096	$2,142	$2,169	$21,897
Pretax income from continuing operations	$2,784	$293	$286	$468	$3,831

The data in the above table are, in part, based upon internal allocations, which necessarily involve management’s judgment. Therefore, it is not practicable to separate precisely the U.S. and international services.
[108]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
american express company
NOTE 20 QUARTERLY FINANCIAL DATA (UNAUDITED)

(Millions, except per share amounts)	2006(a)					2005(a)
Quarters Ended	12/31	9/30	6/30	3/31	12/31	9/30	6/30	3/31
Net revenues	$7,208	$6,759	$6,850	$6,319	$6,380	$6,028	$6,020	$5,640
Pretax income from continuing operations	1,223	1,338	1,442	1,325	959	1,080	1,121	1,088
Income from continuing operations	925	956	972	876	751	865	860	745
(Loss) Income from discontinued operations, net of tax	(3)	11	(27)	(3)	(6)	165	153	201
Net income	922	967	945	873	745	1,030	1,013	946
Earnings Per Common Share — Basic:
Continuing operations	$0.77	$0.79	$0.80	$0.71	$0.61	$0.70	$0.70	$0.60
Discontinued operations	—	0.01	(0.02)	—	(0.01)	0.14	0.12	0.16

Net income	$0.77	$0.80	$0.78	$0.71	$0.60	$0.84	$0.82	$0.76

Earnings Per Common Share — Diluted:
Continuing operations	$0.76	$0.78	$0.78	$0.70	$0.60	$0.69	$0.69	$0.59
Discontinued operations	(0.01)	0.01	(0.02)	(0.01)	(0.01)	0.13	0.12	0.16

Net income	$0.75	$0.79	$0.76	$0.69	$0.59	$0.82	$0.81	$0.75

Cash dividends declared per common share	$0.15	$0.15	$0.15	$0.12	$0.12	$0.12	$0.12	$0.12
Common share price(b):
High	$62.50	$56.19	$54.91	$55.00	$53.06 (b)	$59.50	$55.30	$58.03
Low	$55.00	$49.73	$50.92	$51.05	$46.59 (b)	$52.30	$49.51	$50.01

(a)	The spin-off of Ameriprise and certain dispositions were completed in 2006 and 2005, and the results of these operations are presented as discontinued operations. Note 2 provides additional information on discontinued operations.

(b)	The market price per share beginning with the fourth quarter of 2005 reflects the spin-off of Ameriprise as of September 30, 2005. The opening share price on the first trading day after the spin-off was $50.75.
NOTE 21 RESTRUCTURING CHARGES
During 2006, the Company recorded restructuring charges of $100 million relating to the Company’s business travel, operations, finance, and technology areas. These charges principally relate to the consolidation of business operations, closing of operating sites, and exiting certain businesses, and are comprised of $89 million of severance and $11 million of other exit costs.
     During 2005 and 2004, the Company recorded restructuring charges of $193 million and $99 million, respectively, relating to consolidation and site closures in the Company’s business travel and international operations, and relocation of certain functions in the Company’s finance and technologies operations.
     Charges related to severance obligations are included in human resources. Other exit costs are included in occupancy and equipment, professional services, and other expenses in the Company’s Consolidated Statements of Income for the years ended December 31, 2006, 2005, and 2004.
     Cash payments related to remaining restructuring liabilities at December 31, 2006, are expected to be completed by the end of the first quarter of 2008, except for certain lease obligations which will continue until their expiration in 2010.
[109]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
american express company
     The following table summarizes by category the Company’s restructuring charge activity for each of the Company’s reportable operating segments (U.S. Card Services (USCS), International Card & Global Commercial Services (ICGCS), and Global Network & Merchant Services (GNMS)).

	Liability balance at			2006 Restructuring									Liability balance at
	December 31, 2005			charges, net of reversals			Cash paid during 2006			Other-non-cash(b)			December 31, 2006
(Millions)	Severance	Other	Total	Severance(a)	Other	Total	Severance	Other	Total	Severance	Other	Total	Severance	Other	Total
USCS	$4	$—	$4	$21	$6	$27	$(4)	$(2)	$(6)	$—	$(4)	$(4)	$21	$—	$21
ICGCS	48	4	52	55	5	60	(60)	(3)	(63)	(2)	(2)	(4)	41	4	45
GNMS	2	—	2	7	—	7	(2)	—	(2)	—	—	—	7	—	7
Corporate & Other	44	5	49	6	—	6	(30)	(5)	(35)	—	—	—	20	—	20

Total	$98	$9	$107	$89	$11	$100	$(96)	$(10)	$(106)	$(2)	$(6)	$(8)	$89	$4	$93

(a)	Reversals of $21 million ($3 million, $3 million, $1 million, and $14 million, primarily due to a greater portion of impacted employees finding other opportunities with the Company than was originally anticipated, were recorded in USCS, ICGCS, GNMS, and Corporate & Other, respectively), for the year ended December 31, 2006.

(b)	Represents primarily asset write-downs and non-cash severance.

	Liability balance at			2005 Restructuring						Liability balance at
	December 31, 2004			charges			Cash paid during 2005			December 31, 2005
(Millions)	Severance	Other	Total	Severance	Other	Total	Severance	Other	Total	Severance	Other	Total
USCS	$—	$—	$—	$10	$—	$10	$(6)	$—	$(6)	$4	$—	$4
ICGCS	63	13	76	88	12	100	(103)	(21)	(124)	48	4	52
GNMS	—	—	—	3	—	3	(1)	—	(1)	2	—	2
Corporate & Other	3	—	3	63	17	80	(22)	(12)	(34)	44	5	49

Total	$66	$13	$79	$164	$29	$193	$(132)	$(33)	$(165)	$98	$9	$107

	2004 Restructuring						Liability balance at
	charges			Cash paid during 2004			December 31, 2004
(Millions)	Severance	Other	Total	Severance	Other	Total	Severance	Other	Total
USCS	$—	$—	$—	$—	$—	$—	$—	$—	$—
ICGCS	71	19	90	(8)	(6)	(14)	63	13	76
GNMS	—	—	—	—	—	—	—	—	—
Corporate & Other	5	4	9	(2)	(4)	(6)	3	—	3

Total	$76	$23	$99	$(10)	$(10)	$(20)	$66	$13	$79

The Company makes decisions on restructuring initiatives as the economic environment dictates. As of December 31, 2006, the total expenses to be incurred for previously approved restructuring activities that were in-progress during 2006 are not expected to be materially different than the cumulative expenses incurred to date for these programs. The amounts in the table below relate to the in-progress restructuring programs initiated at various dates between the fourth quarter of 2004 and the fourth quarter of 2006.
CUMULATIVE RESTRUCTURING EXPENSE INCURRED TO DATE ON IN-PROGRESS RESTRUCTURING PROGRAMS

(Millions)	Severance	Other	Total
USCS	$31	$6	$37
ICGCS	214	36	250
GNMS	10	—	10
Corporate & Other	74	21	95

Total	$329	$63	$392

[110]

CONSOLIDATED FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(Millions, except per share amounts, percentages, and where indicated)	2006	2005	2004	2003	2002
Operating Results (a)
Net revenues	$27,136	$24,068	$21,897	$19,549	$18,079
Expenses	21,808	19,820	18,066	16,134	15,058
Income from continuing operations	3,729	3,221	2,686	2,335	2,142
(Loss) Income from discontinued operations	(22)	513	830	665	529
Income before cumulative effect of accounting change	3,707	3,734	3,516	3,000	2,671
Net income	3,707	3,734	3,445	2,987	2,671
Return on average equity(b)	34.7%	25.4%	22.0%	20.6%	20.2%

Balance Sheet
Cash and cash equivalents	$7,956	$7,126	$7,808	$3,967	$3,939
Accounts receivable and accrued interest, net	38,851	35,497	32,398	29,394	27,677
Investments	20,990	21,334	21,675	19,305	20,272
Loans, net	50,248	40,801	34,256	31,706	27,212
Assets of discontinued operations	—	—	87,141	80,207	69,242
Total assets	127,853	113,960	194,216	175,861	158,299
Customers’ deposits	24,656	24,579	20,107	20,252	17,252
Travelers Cheques outstanding	7,215	7,175	7,287	6,819	6,623
Short-term debt	15,162	15,633	14,316	18,983	21,172
Long-term debt	42,747	30,781	32,676	20,209	16,188
Liabilities of discontinued operations	—	—	80,675	73,193	63,112
Shareholders’ equity	10,511	10,549	16,020	15,323	13,861

Common Share Statistics
Earnings per share:
Income from continuing operations:
Basic	$3.08	$2.61	$2.13	$1.82	$1.62
Diluted	$3.01	$2.56	$2.09	$1.80	$1.61
(Loss) Income from discontinued operations:
Basic	$(0.02)	$0.42	$0.66	$0.52	$0.40
Diluted	$(0.02)	$0.41	$0.65	$0.51	$0.40
Cumulative effect of accounting change, net of tax:
Basic	$—	$—	$(0.05)	$(0.01)	$—
Diluted	$—	$—	$(0.06)	$(0.01)	$—
Net income:
Basic	$3.06	$3.03	$2.74	$2.33	$2.02
Diluted	$2.99	$2.97	$2.68	$2.30	$2.01
Cash dividends declared per share	$0.57	$0.48	$0.44	$0.38	$0.32
Book value per share	$8.76	$8.50	$12.83	$11.93	$10.63
Market price per share(c):
High	$62.50	$59.50	$57.05	$49.11	$44.91
Low	$49.73	$47.01	$47.32	$30.90	$26.55
Close	$60.67	$51.46	$56.37	$48.23	$35.35
Average common shares outstanding for earnings per share:
Basic	1,212	1,233	1,259	1,284	1,320
Diluted	1,238	1,258	1,285	1,298	1,330
Shares outstanding at period end	1,199	1,241	1,249	1,284	1,305

Other Statistics
Number of employees at period end (thousands):
United States	32	29	41	42	41
Outside United States	33	37	37	36	35

Total(d)	65	66	78	78	76

Number of shareholders of record	51,644	55,409	50,394	47,967	51,061

(a)	The spin-off of Ameriprise and certain dispositions were completed in 2006 and 2005, and the results of these operations are presented as discontinued operations. Note 2 provides additional information on discontinued operations.

(b)	Computed on a trailing 12-month basis using total shareholders’ equity as included in the Consolidated Financial Statements prepared in accordance with GAAP.

(c)	The market price per share beginning with the fourth quarter of 2005 reflects the spin-off of Ameriprise as of September 30, 2005. The opening share price on the first trading day after the spin-off was $50.75.

(d)	Years prior to 2005 include employees from discontinued operations.
[111]