Form 10-K, Exhibit 13
period 2008-12-31
AMERICAN EXPRESS CO
filed 2009-02-27
CIK 4962

Exhibit 13

2008 FINANCIAL RESULTS

12	FINANCIAL REVIEW
62	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
63	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
64	INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
65	CONSOLIDATED FINANCIAL STATEMENTS
69	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
119	CONSOLIDATED FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
120	COMPARISON OF FIVE-YEAR TOTAL RETURN TO SHAREHOLDERS

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

FINANCIAL REVIEW

The financial section of American Express Company’s (the Company) Annual Report consists of this Financial Review, the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements. The following discussion is designed to provide perspective and understanding to the Company’s consolidated financial condition and results of operations. Certain key terms are defined in the Glossary of Selected Terminology, which begins on page 57.
     This Financial Review and the Notes to the Consolidated Financial Statements have been adjusted to exclude discontinued operations unless otherwise noted.

EXECUTIVE OVERVIEW

American Express Company, a bank holding company, is a leading global payments and travel company. The Company’s principal products and services are charge and credit payment card products and travel-related services offered to consumers and businesses around the world. The Company’s businesses are organized into two customer-focused groups, the Global Consumer Group and the Global Business-to-Business Group. The Global Consumer Group offers a range of products and services including charge and credit card products for consumers and small businesses worldwide primarily through its U.S. bank subsidiaries and affiliates; consumer travel services; and stored value products such as Travelers Cheques and prepaid products. The Global Business-to-Business Group offers business travel, corporate cards and other expense management products and services; network services for the Company’s network partners; and merchant acquisition and merchant processing, point-of-sale, servicing and settlement and marketing products and services for merchants. The Company’s various products and services are sold globally to diverse customer groups, including consumers, small businesses, middle-market companies, and large corporations. These products and services are sold through various channels including direct mail, on-line applications, targeted sales forces, and direct response advertising. The Company’s revolving credit card products in the United States, as well as certain U.S. consumer and small business charge cards, are issued by American Express Centurion Bank (Centurion Bank) and American Express Bank, FSB (FSB). Centurion Bank and FSB are also the Company’s primary customer deposit-taking institutions.
     The Company’s products and services generate the following types of revenue for the Company:

  Discount revenue, which is the Company’s largest revenue source, represents fees charged to merchants when cardmembers use their cards to purchase goods and services on the Company’s network;

  Net card fees, which represent revenue earned for annual charge card memberships;

  Travel commissions and fees, which are earned by charging a transaction or management fee for airline or other travel-related transactions;

  Other commissions and fees, which are earned on foreign exchange conversion fees and card-related fees and assessments;

  Securitization income, net, which is the net earnings related to cardmember loans financed through securitization activities; and

  Other revenue, which represents insurance premiums earned from cardmember travel and other insurance programs, revenues arising from contracts with Global Network Services’ (GNS) partners including royalties and signing fees, publishing revenues, and other miscellaneous revenue and fees;

  Interest and fees on loans, which represents interest income earned on outstanding balances, card fees and balance transfer fees related to the cardmember lending portfolio.

In addition to funding and operating costs associated with these types of revenue, other major expense categories are related to marketing and reward programs that add new cardmembers and promote cardmember loyalty and spending, and provisions for anticipated cardmember credit and fraud losses.
     Historically, the Company has sought to achieve a number of financial targets, on average and over time:

  Revenues net of interest expense growth of at least 8 percent;

  Earnings per share growth of 12 to 15 percent;

  Return on average equity (ROE) of 33 to 36 percent.

In addition, assuming achievement of such financial targets, the Company has sought to return at least 65 percent of the capital it generates to shareholders as a dividend or through the repurchase of common stock.
     The Company met or exceeded these targets for most of the past decade. However, during 2008, its performance fell short of the targets as economic and market conditions deteriorated in many parts of the world. As long as these difficult conditions persist, it is unlikely that the Company will achieve its on average and over time financial objectives. The share repurchase program was suspended in 2008 and, as a result, the portion of capital generated that is returned to shareholders is likely to be significantly below recent levels.
     When economic conditions improve, the Company believes it will be positioned to generate revenue and earnings growth in line with its historical target levels. However, the receipt of $3.39 billion from the Capital Purchase Program (CPP), as discussed below, along with evolving market, regulatory and rating agency expectations will likely cause the Company

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

to maintain a higher level of capital in future years. The Company’s participation in the CPP requires it to suspend its share repurchase program, except related to its benefit plans and in other limited circumstances, and not increase its dividends until the redemption of the CPP investment. Even after the anticipated redemption of the CPP investment, a capital base greater than the Company has maintained over the last several years will lead, all other things being equal, to lower future ROE. While the Company is not establishing a new target at this time, it currently believes that it will ultimately be positioned to deliver an ROE in excess of 20 percent over time. As the capital markets environment evolves and economic conditions improve, management will have greater visibility into its capital requirements. At that time, the Company will provide updated long-term ROE and capital distribution targets.

BANK HOLDING COMPANY
During the fourth quarter of 2008, the Company became a bank holding company under the Bank Holding Company Act of 1956, and the Federal Reserve Board (Federal Reserve) became the Company’s primary federal regulator. As such, the Company is subject to the Federal Reserve’s regulations, policies and minimum capital standards.
     The primary reason for the Company converting to a bank holding company was to become a Federal Reserve member and thus have the same status and regulator as a majority of the Company’s peers. Taking this action allows the Company to participate more fully in some government programs, providing greater flexibility during uncertain economic times. The Company converting to a bank holding company will change neither its payments focused model nor its core businesses.
     As a result of converting to a bank holding company, the Company has made certain changes to its Consolidated Statements of Income and Consolidated Balance Sheets and reclassified certain prior period amounts in order to conform to the current presentation of its financials in accordance with the Securities and Exchange Commission’s regulations applicable to bank holding companies. These changes and reclassifications within the Consolidated Statements of Income include (i) new categories of interest income and interest expense, and changes to the component classifications thereof, (ii) the reclassification of card fees on lending products from net card fees to interest and fees on loans, (iii) separate disclosure of certain financial statement line items, which are presented in Note 23 to the Consolidated Financial Statements, and (iv) certain other placement and line title changes. The changes and reclassifications within the Consolidated Balance Sheets include (i) the breakout of interest and non-interest bearing cash accounts into separate lines, (ii) the reclassification of unearned income on loans from other liabilities to loans as a contra-asset, and (iii) certain other line title changes. These reclassifications had no impact to the Company’s consolidated net income.

CURRENT ECONOMIC ENVIRONMENT/OUTLOOK
During the latter half of 2008, concerns over the availability and cost of credit, a historic decline in real estate values in the United States, rising unemployment, and the collapse of major financial institutions contributed to a worsening global recession, increased volatility and reduced liquidity in the capital markets, and diminished expectations for the economy. The Company experienced slowing cardmember spending (including a year over year decline in spending in the fourth quarter of the year) and loan volumes and higher delinquencies as increasing stress in the worldwide financial markets eroded consumer and business confidence levels. Based on these trends, the Company expects consumer and business sentiment will likely deteriorate further and will translate into weaker economies around the globe and increased unemployment through 2009. As a result, the Company will continue to reevaluate its reengineering needs through 2009.
     Beyond the economy, all card issuers face increased regulation as policy makers around the world step up efforts to ensure fairness and transparency in the credit card industry.
     To prepare for this more difficult environment, the Company moved ahead with plans that resulted in reengineering charges in the fourth quarter of 2008. (See further discussion in the Reengineering Initiatives section below). The Company also began implementing a number of selective pricing increases in connection with certain of its products to help mitigate the Company’s increased costs to extend credit. Through a combination of cost reductions and revenue-building actions, the Company expects to increase its financial flexibility. The Company will continue to selectively and prudently invest in longer-term business-building actions and programs with the objective of capitalizing on its strong brand and competitive position in the payments industry.
     In summary, the Company remains cautious about the business environment through 2009 and expects economic conditions will deteriorate further. As a result, cardmember spending is expected to remain soft and past-due loans and write-offs are expected to continue to rise further in the first and second quarters of 2009 from 2008 levels. Nonetheless, the Company seeks to generate earnings in excess of its dividend payment. The Company’s objectives in this environment are maintaining liquidity and profitability and investing selectively for growth. See Impact of Credit and Capital Market Environment and Certain Legislative, Regulatory, and Other Developments sections below.

REENGINEERING INITIATIVES
In response to the current economic environment, the Company took various actions during 2008 that resulted in recording pretax reengineering charges of $449 million ($291 million after-tax) to reduce its cost structure. The reengineering plan includes lowering staff levels and compensation expense and reducing operating costs and related investment spending.

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

     The Company expects to be substantially completed with the elimination of approximately 7,000 positions or approximately 10 percent of its total worldwide workforce in the first quarter of 2009. Actions taken under the reengineering plan are anticipated to generate benefits, from previously anticipated spending levels in 2009, of $700 million from staffing and compensation decisions, $125 million from lower operating costs, and $1.0 billion in reduced investment spending, for a total of approximately $1.8 billion.
     Although these reductions in spending are significant, the reengineering initiatives are designed not to sacrifice customer service or core capabilities.

ACQUISITIONS AND DIVESTITURES
Corporate Payment Services
On March 28, 2008, the Company purchased Corporate Payment Services (CPS), General Electric Company’s (GE) commercial card and corporate purchasing business unit. The total cash consideration of $2.3 billion paid by the Company consisted of the contractual purchase price of approximately $1.1 billion plus the repayment of CPS’ $1.2 billion in outstanding debt as of the acquisition date. The component businesses of CPS are reported within Global Corporate Services (GCS) and the U.S. Card Services (USCS) reportable operating segments. Refer to Note 2 to the Consolidated Financial Statements for further details.
     The Company is in the process of signing CPS customer agreements and migrating CPS’ customers to its network; this migration is expected to be substantially completed by March 31, 2009. As a result, the Company’s 2008 financial metrics (e.g., billed business and cards-in-force) do not reflect CPS’ card performance.

American Express Bank Ltd.
On September 18, 2007, the Company entered into an agreement to sell its international banking subsidiary, American Express Bank Ltd. (AEB) to Standard Chartered PLC (Standard Chartered). On February 29, 2008, the purchase was completed. In the second quarter of 2008, the Company and Standard Chartered agreed on the final purchase price of $796 million. For 2008 through the date of disposition and all prior periods presented, the operating results, assets and liabilities, and cash flows of AEB (except for certain components of the AEB businesses that were not sold) have been removed from the Corporate & Other segment and reported separately within the discontinued operations captions on the Company’s Consolidated Financial Statements and notes related thereto.

American Express International Deposit Company
On September 18, 2007, the Company also entered into an agreement with Standard Chartered to sell American Express International Deposit Company (AEIDC) 18 months after the close of the AEB sale through a put/call agreement. A subsequent payment from or to Standard Chartered will be made based on the net (deficit) asset value of AEIDC on the date the business is transferred to Standard Chartered. The net (deficit) asset value of AEIDC at December 31, 2008 and 2007, was $(44) million and $232 million, respectively. During the third quarter of 2008, which is within one year of transfer to Standard Chartered, AEIDC was reported as a discontinued operation. Accordingly, for all the periods presented, AEIDC’s operating results, assets and liabilities, and cash flows have been removed from the Company’s Corporate & Other segment and reported separately within the discontinued operations captions on the Company’s Consolidated Financial Statements and notes related thereto.
     The Company recognized $275 million ($179 million after-tax) and $105 million ($69 million after-tax) of losses for mark-to-market adjustments and sales associated with the AEIDC investment portfolio during 2008 and 2007, respectively.
     Refer to Note 2 to the Consolidated Financial Statements for further discussion of the Company’s acquisitions and dispositions.

FINANCIAL SUMMARY
A summary of the Company’s recent financial performance follows:

			Percent
Years Ended December 31,			Increase
(Millions, except per share amounts and ratio data)	2008	2007	(Decrease)
Total revenues net of interest expense	$28,365	$27,559	3%
Provisions for losses	$5,798	$4,103	41
Expenses	$18,986	$17,762	7
Income from continuing operations	$2,871	$4,126	(30)
Net income	$2,699	$4,012	(33)
Earnings per common share from continuing operations — diluted	$2.48	$3.45	(28)
Earnings per common share — diluted	$2.33	$3.36	(31)
Return on average equity(a)	22.3%	37.3%
Return on average tangible equity(b)	28.1%	44.0%

(a)

Return on average equity is calculated by dividing (i) net income ($2.7 billion and $4.0 billion for 2008 and 2007, respectively), by (ii) average total shareholders’ equity ($12.1 billion and $10.8 billion for 2008 and 2007, respectively).

(b)

Return on average tangible equity is computed in the same manner as return on average equity except the computation of average tangible shareholders’ equity excludes average goodwill and other intangibles of $2.5 billion and $1.6 billion at December 31, 2008 and 2007, respectively. The Company believes the return on average tangible equity is a useful measure of profitability of its business.

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

See Consolidated Results of Operations, beginning on page 22, for discussion of the Company’s results.
     The Company follows U.S. generally accepted accounting principles (GAAP). In addition to information provided on a GAAP basis, the Company discloses certain data on a “managed basis.” This information, which should be read only as a supplement to GAAP information, assumes, in the Consolidated Selected Statistical Information and USCS segment, there have been no cardmember lending securitization transactions. These managed basis adjustments, and management’s rationale for such presentation, are discussed further in the USCS section below under “Differences between GAAP and Managed Basis Presentation.”
     Certain reclassifications of prior period amounts have been made to conform to the current presentation throughout this Annual Report.
     Certain of the statements in this Annual Report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. See Forward-Looking Statements at the end of this discussion.

2008 FINANCIAL REVIEW
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
Reserves for cardmember losses relating to cardmember loans and receivables represent management’s best estimate of the losses inherent in the Company’s outstanding portfolio of loans and receivables.

Reserves for these losses are primarily based upon models that analyze specific portfolio statistics, including average write-off rates for various stages of receivable aging (i.e., current, 30 days, 60 days, 90 days) over a 24-month period and average bankruptcy and recovery rates. These reserves reflect management’s judgment regarding overall adequacy. Management considers whether to adjust reserves that are calculated by the analytic models based on other trends, such as the reserves as a percentage of past-due accounts, reserves as a percentage of cardmember loans and receivables, and net write-off coverage. Other trends considered include leading economic and market indicators, such as the unemployment rate, the consumer confidence index, the purchasing manager’s index, bankruptcy filings, concentration of credit risk based on tenure, industry or geographic regions, and the legal and regulatory environment. Cardmember loans and USCS cardmember receivables are generally written off when they are 180 days past due, consistent with applicable regulatory guidance. International Card Services (ICS) and GCS cardmember receivables are generally written off when they are 360 days past due.

To the extent historical credit experience updated for emerging market trends in credit are not indicative of future performance, actual losses could differ significantly from management’s judgments and expectations, resulting in either higher or lower future provisions for losses, as applicable.
     As of December 31, 2008, an increase in write-offs equivalent to 20 basis points of cardmember loan and receivable balances at such date would increase the provision for cardmember losses by approximately $150 million. This sensitivity analysis does not represent management’s expectations of the deterioration in write-offs but is provided as a hypothetical scenario to assess the sensitivity of the provision for cardmember losses to changes in key inputs.
     The process of determining the reserve for cardmember losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions.

2008 FINANCIAL REVIEW
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
     Points typically do not expire and there is no limit on the number of points a cardmember may earn. A large majority of spending by eligible cardmembers earns points under the program. While cardmember spend, redemption rates, and the related expense have increased, the Company believes it has historically benefited through higher revenues, lower cardmember attrition and credit losses and more timely payments.
     The Company establishes balance sheet reserves that represent the estimated future cost of points earned to date that are ultimately expected to be redeemed. These reserves reflect management’s judgment regarding overall adequacy. The provision for the cost of Membership Rewards is included in marketing, promotion, rewards and cardmember services expenses.

A weighted average cost per point redeemed during the previous 12 months, adjusted as appropriate for recent changes in redemption costs, is used to approximate future redemption costs and is affected by the mix of rewards redeemed. Management uses models to estimate ultimate redemption rates based on historical redemption statistics, card product type, year of program enrollment, enrollment tenure, and card spend levels. These models incorporate sophisticated statistical and actuarial techniques to estimate ultimate redemption rates of points earned to date by current cardmembers given redemption trends and projected future redemption behavior.
     The global ultimate redemption rate assumption for current participants is approximately 90 percent. The Company continually evaluates its reserve methodology and assumptions based on developments in redemption patterns, cost per point redeemed, contract changes, and other factors.

The reserve for the estimated cost of points expected to be redeemed is impacted over time by enrollment levels, the number of points earned and redeemed, and the weighted-average cost per point, which is influenced by redemption choices made by cardmembers, reward offerings by partners and other Membership Rewards program changes. The reserve is most sensitive to changes in the estimated ultimate redemption rate. This rate is based on the expectation that a large majority of all points earned will eventually be redeemed.
     As of December 31, 2008, if the ultimate redemption rate of current enrollees changed by 100 basis points, the balance sheet reserve would change by approximately $225 million.

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

FAIR VALUE MEASUREMENT

Effect if Actual Results Differ
Description	Assumptions/Approach Used	from Assumptions

The Company holds investment securities, certain subordinated interests in securitized cardmember loans from the Company’s securitization programs and derivative instruments. These financial instruments are reflected at fair value on the Company’s Consolidated Balance Sheets. Management will make significant assumptions and judgments when estimating fair value for these financial instruments.

Investment Securities
The Company’s investment securities are comprised of predominantly fixed-income securities issued by states and municipalities, as well as the U.S. Government and agencies (e.g., Fannie Mae, Freddie Mac) and retained subordinated securities described further below. The investment securities are classified as available-for-sale with changes in fair value recorded in accumulated other comprehensive (loss) income within shareholders’ equity on the Company’s Consolidated Balance Sheets (except for approximately $213 million of investment securities included in discontinued operations, for which changes in fair value are recorded in (loss) income from discontinued operations in the Company’s Consolidated Statements of Income).

Securitized Cardmember Loans
When the Company securitizes cardmember loans, they are accounted for as sales and the loans are removed from the Company’s Consolidated Balance Sheets. The Company retains certain subordinated interests in the securitized cardmember loans, which may include one or more investments in tranches of the securitization (retained subordinated securities) and an interest-only strip.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 157 “Fair Value Measurements” (SFAS No. 157) the objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). SFAS No. 157 established a three-level hierarchy of valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to the measurement of fair value based on unadjusted quoted prices in active markets for identical assets or liabilities (Level 1), followed by the measurement of fair value based on pricing models with significant observable inputs (Level 2), with the lowest priority given to the measurement of fair value based on pricing models with significant unobservable inputs (Level 3).

Investment Securities
The fair market values for the Company’s investment securities (excluding its retained subordinated securities, which are discussed further below) are obtained primarily from pricing services engaged by the Company, and the Company receives one price for each security. The fair values provided by the pricing services are estimated by using pricing models, where the inputs to those models are based on observable market inputs. The inputs to the valuation techniques applied by the pricing services vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades, broker-dealer quotes, all with reasonable levels of transparency. The pricing services do not apply any adjustments to the pricing models used, nor does the Company apply any adjustments to prices received from the pricing services. As of December 31, 2008, all of the Company’s investment securities are classified in Level 2 of the fair value hierarchy. See further in Note 5 to the Company’s Consolidated Financial Statements.

Retained Subordinated Securities and Interest-Only Strip
The fair value of the Company’s retained subordinated securities and interest-only strip are determined using discounted cash flow models.

(continued on next page)

Investment Securities
In the measurement of fair value for the Company’s investment securities (excluding its retained subordinated securities, which are discussed further below), even though the underlying inputs used in the pricing models are directly observable from active markets or recent trades of similar securities in inactive markets, the pricing models do entail a certain amount of subjectivity and therefore differing judgments in how the underlying inputs are modeled could result in different estimates of fair value.

Retained Subordinated Securities and Interest-Only Strip
In measuring the fair value for the Company’s retained subordinated securities, the fair value is impacted by external market factors including LIBOR forward rates and credit spreads, and therefore, the use of different inputs to the measurement of fair value of the Company’s retained subordinated securities could result in a different fair value measurement.
     The fair value of the interest-only strip is impacted by changes in the estimates and assumptions used in the valuation models. The use of different inputs to the measurement of fair value of these financial instruments could result in a different fair value measurement.
     Refer to Note 6 to the Company’s Consolidated Financial Statements, including sensitivity analyses relating to changes in key assumptions for the retained subordinated securities and interest-only strip.

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

FAIR VALUE MEASUREMENT (CONTINUED)

Effect if Actual Results Differ
Description	Assumptions/Approach Used	from Assumptions

Retained Subordinated Securities
See investment securities above for accounting for the retained subordinated securities.

Interest-Only Strip
The interest-only strip is reported in other assets on the Company’s Consolidated Balance Sheets. Changes in the fair value of the interest-only strip are also recorded in securitization income, net in the Company’s Consolidated Statements of Income.

Derivative Instruments
The Company’s primary derivative instruments include interest rate swaps, forward agreements, foreign currency options and cross-currency swaps. Derivative instruments are reported in other assets and other liabilities on the Company’s Consolidated Balance Sheets. Changes in fair value are recorded in accumulated other comprehensive (loss) income, and/or in the Consolidated Statements of Income, depending on (i) the documentation and designation of the derivative instrument, and (ii) if the derivative instrument is in a hedging relationship, its effectiveness in offsetting the changes in the designated risk being hedged.

     The discount rate for the retained subordinated securities is estimated based on an interest rate curve that is observable in the marketplace plus an unobservable credit spread commensurate with the risk of the securities and similar financial instruments.
     The fair value of the Company’s interest-only strip is the present value of estimated future positive excess spread expected to be generated by the securitized loans over the estimated remaining life of those loans. Management utilizes certain estimates and assumptions to determine the fair value of the interest-only strip assets including estimates for finance charge yield, credit losses, LIBOR (which determines future certificate interest costs), monthly payment rate and the discount rate.
     The Company’s retained subordinated securities and interest-only strip are classified in Level 3 of the fair value hierarchy. See further in Note 6 to the Company’s Consolidated Financial Statements.

Other-Than-Temporary Impairment
The Company reviews and evaluates its investment securities, including retained subordinated securities at least quarterly, and more often as market conditions may require, to identify investment securities that have indications of other-than-temporary impairments. The determination of other-than-temporary impairment is a subjective process, requiring the use of judgments and assumptions. Accordingly, the Company considers several metrics when evaluating investment securities for an other-than-temporary impairment, including the extent to which amortized cost exceeds fair value, the duration and size of that difference, and the issuer’s credit rating. Key factors considered when assessing other-than-temporary impairment include the determination of the extent to which the difference is due to increased default risk for the specific issuers, or market interest rate risk.
     With respect to market interest rate risk, including benchmark interest rates and credit spreads, the Company’s intent and ability to hold the investment securities for a time sufficient to recover the unrealized losses is a significant consideration in the other-than-temporary evaluation process. See further in Note 5 to the Company’s Consolidated Financial Statements.

(continued on next page)

Other-Than-Temporary Impairment
In determining whether any of the Company’s investment securities or retained subordinated securities are other-than-temporarily impaired, a change in facts and circumstances could lead to a change in management judgment around the Company’s view on collectability and credit quality of the issuer, or the Company’s ability and intent to hold the investment securities and retained subordinated securities for a time sufficient to recover the unrealized losses. This could result in the Company recording an other-than-temporary impairment loss through earnings with a corresponding offset to accumulated other comprehensive (loss) income. As of December 31, 2008, the Company had approximately $1.6 billion in gross unrealized losses in its investment securities portfolio (including its retained subordinated securities) which were deemed not to be other-than-temporarily impaired.

Derivative Instruments
In the measurement of fair value for the Company’s derivative instruments, although the underlying inputs used in the pricing models are readily observable from actively quoted markets, the pricing models do entail a certain amount of subjectivity and therefore differing judgments in how the underlying inputs are modeled could result in different estimates of fair value. In addition, although counterparty credit risk is actively managed by the Institutional Risk Management Committee (IRMC), and any necessary credit valuation adjustments are based on observable default rates, a change in facts and circumstances could lead to a change in management judgment about counterparty credit quality, which could result in the Company recognizing an additional counterparty credit valuation adjustment. As of December 31, 2008, the credit and nonperformance risks associated with the Company’s derivative instrument counterparties were not significant.

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

FAIR VALUE MEASUREMENT (CONTINUED)

Effect if Actual Results Differ
Description	Assumptions/Approach Used	from Assumptions

Derivative Instruments
The fair values of the Company’s derivative instruments are estimated by using pricing models that do not contain a high level of subjectivity as the valuation techniques used do not require significant judgment and inputs to those models are readily observable from actively quoted markets. The valuation models used by the Company are consistently applied and reflect the contractual terms of the derivatives, including the period of maturity, and market-based parameters such as interest rates, foreign exchange rates, equity indices or prices, and volatility.
     In certain instances credit valuation adjustments are necessary when the market parameters (for example, a benchmark curve) used to value the derivative instruments are not indicative of the credit quality of the Company or its counterparties. The Company considers the counterparty credit risk by applying an observable forecasted default rate to the current exposure.
     The Company manages derivative instrument counterparty credit risk by considering the current exposure, which is the replacement cost of contracts on the measurement date, as well as estimating the maximum potential value of the contracts over the next twelve months, considering such factors as the volatility of the underlying or reference index. To mitigate derivative instrument credit risk, counterparties are required to be pre-approved and rated as investment grade. Counterparty risk exposures are monitored by the Company’s Institutional Risk Management Committee (IRMC). The IRMC formally reviews large institutional exposures to ensure compliance with the Company’s Enterprise-wide Risk Management Committee guidelines and procedures and determines the risk mitigation actions, when necessary. The Company’s derivative instruments are classified in Level 2 of the fair value hierarchy. See further in Note 14 to the Company’s Consolidated Financial Statements.

2008 FINANCIAL REVIEW
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

Unrecognized Tax Benefits
The Company establishes a liability for unrecognized tax benefits, which are the differences between a tax position taken or expected to be taken in a tax return and the benefit recognized in the financial statements.

Deferred Taxes
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

Unrecognized Tax Benefits
In establishing a liability for an unrecognized tax benefit, assumptions may be made in determining whether a tax position is more likely than not to be sustained upon examination by the taxing authority and also in determining the ultimate amount that is likely to be realized. A tax position is recognized only when, based on management’s judgment regarding the application of income tax laws, it is more likely than not that the tax position will be sustained upon examination. The amount of tax benefit recognized is based on the Company’s assessment of the most likely outcome on ultimate settlement with the taxing authority. This measurement is based on many factors, including whether a tax dispute may be settled through negotiation with the taxing authority or is only subject to review in the courts. As new information becomes available, the Company evaluates its tax positions, and adjusts its unrecognized tax benefits, as appropriate.

Deferred Taxes
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

Unrecognized Tax Benefits
If the tax benefit ultimately realized differs from the amount previously recognized in the income tax provision, the Company recognizes an adjustment of the unrecognized tax benefit through the income tax provision.

Deferred Taxes
Should a change in facts or circumstances lead to a change in judgment about the ultimate realizability of a deferred tax asset, the Company records or adjusts the related valuation allowance in the period that the change in facts or circumstances occurs, along with a corresponding increase or decrease to the income tax provision.

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

AMERICAN EXPRESS COMPANY CONSOLIDATED RESULTS OF OPERATIONS

SUMMARY OF THE COMPANY’S FINANCIAL PERFORMANCE

Years Ended December 31,
(Millions, except per share amounts and ratio data)	2008	2007	2006
Total revenues net of interest expense	$28,365	$27,559	$24,826
Provisions for losses	$5,798	$4,103	$2,666
Expenses	$18,986	$17,762	$17,008
Income from continuing operations	$2,871	$4,126	$3,625
Net income	$2,699	$4,012	$3,707
Earnings per common share from continuing operations — diluted	$2.48	$3.45	$2.93
Earnings per common share — diluted	$2.33	$3.36	$2.99
Return on average equity(a)	22.3%	37.3%	34.7%
Return on average tangible equity(b)	28.1%	44.0%	40.6%

(a)	Return on average equity is calculated by dividing (i) net income ($2.7 billion, $4.0 billion, and $3.7 billion for 2008, 2007, and 2006, respectively) by (ii) average total shareholders’ equity ($12.1 billion, $10.8 billion, and $10.7 billion for 2008, 2007, and 2006, respectively).

(b)	Return on average tangible equity is computed in the same manner as return on average equity except the computation of average tangible shareholders’ equity excludes average goodwill and other intangibles of $2.5 billion, $1.6 billion, and $1.6 billion at December 31, 2008, 2007, and 2006, respectively. The Company believes the return on average tangible equity is a useful measure of profitability of its business.

SELECTED STATISTICAL INFORMATION(a)

Years Ended December 31,
(Billions, except percentages and where indicated)	2008	2007	2006
Card billed business(b):
United States	$471.1	$459.3	$406.8
Outside the United States	212.2	188.0	154.7
Total	$683.3	$647.3	$561.5
Total cards-in-force (millions):
United States	54.0	52.3	48.1
Outside the United States	38.4	34.1	29.9
Total	92.4	86.4	78.0
Basic cards-in-force (millions):
United States	42.0	40.9	37.1
Outside the United States	33.4	29.2	25.4
Total	75.4	70.1	62.5
Average discount rate	2.55%	2.56%	2.57%
Average basic cardmember spending (dollars)(c)	$12,025	$12,106	$11,201
Average fee per card (dollars)(c)	$34	$32	$32
Average fee per card adjusted (dollars)(c)	$39	$36	$35

(a)	See Glossary of Selected Terminology for the definitions of certain key terms and related information.

(b)	Card billed business is reflected in the United States or outside the United States based on where the cardmember is domiciled.

(c)	Average basic cardmember spending and average fee per card are computed from proprietary card activities only. Average fee per card is computed based on net card fees, including the amortization of deferred direct acquisition costs, plus card fees included in interest and fees on loans (including related amortization of deferred direct acquisition costs) divided by average worldwide proprietary cards-in-force. The card fees related to cardmember loans included in interest and fees on loans were $146 million, $130 million, and $170 million for 2008, 2007, and 2006, respectively. The adjusted average fee per card is computed in the same manner, but excludes amortization of deferred direct acquisition costs (a portion of which is charge card related and included in net card fees and a portion of which is lending related and included in interest and fees on loans). The amount of amortization excluded was $320 million, $288 million, and $147 million for the years ended December 31, 2008, 2007, and 2006, respectively. The Company presents adjusted average fee per card because management believes that this metric presents a better picture of card fee pricing across a range of its proprietary card products.

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

AMERICAN EXPRESS COMPANY

SELECTED STATISTICAL INFORMATION(a)

Years Ended December 31,
(Billions, except percentages and where indicated)	2008	2007	2006
Worldwide cardmember receivables:
Total receivables	$33.0	$40.1	$37.4
Loss reserves (millions):
Beginning balance	$1,149	$981	$942
Provision(b)	1,363	1,140	935
Net write-offs	(1,552)	(907)	(810)
Other	(150)	(65)	(86)
Ending balance	$810	$1,149	$981
% of receivables	2.5%	2.9%	2.6%
Net write-off rate — USCS(b)	3.6%	N/A	N/A
30 days past due as a % of total — USCS	3.7%	N/A	N/A
Net loss ratio as a % of charge volume – ICS	0.24%	0.26%	0.26%
90 days past due as a % of total — ICS	3.1%	1.8%	2.3%
Net loss ratio as a % of charge volume – GCS	0.13%	0.10%	0.09%
90 days past due as a % of total — GCS	2.7%	2.1%	1.9%
Worldwide cardmember lending — owned basis(c):
Total loans(d)	$42.2	$54.4	$43.2
30 days past due as a % of total	4.4%	2.8%	2.2%
Loss reserves (millions):
Beginning balance	$1,831	$1,171	$996
Provision	4,106	2,615	1,507
Net write-offs — principal	(2,643)	(1,636)	(1,201)
Write-offs — interest and fees	(580)	(354)	(158)
Other	(144)	35	27
Ending balance	$2,570	$1,831	$1,171
% of loans	6.1%	3.4%	2.7%
% of past due	137%	119%	121%
Average loans(d)	$47.6	$47.1	$36.4
Net write-off rate(e)	5.5%	3.5%	3.3%
Net interest yield on cardmember loans(f)	8.8%	8.9%	8.8%
Worldwide cardmember lending — managed basis(g):
Total loans(d)	$72.0	$77.1	$63.4
30 days past due as a % of total	4.6%	2.8%	2.3%
Net write-offs — principal (millions)	$4,065	$2,280	$1,647
Average loans(d)	$75.0	$68.2	$56.8
Net write-off rate(e)	5.4%	3.3%	2.9%
Net interest yield on cardmember loans(f)	9.2%	9.0%	9.0%

(a)	See Glossary of Selected Terminology for the definitions of certain key terms and related information.

(b)	In the fourth quarter of 2008, the Company revised the time period in which past due cardmember receivables in USCS are written off to 180 days past due, consistent with applicable regulatory guidance. Previously, receivables were written off when 360 days past due. The net write-offs for 2008 include approximately $341 million resulting from this write-off methodology change, which is not reflected in the net write-off rate for USCS. Including the $341 million in write-offs, the net write-off rate was 5.4 percent for 2008.

(c)	“Owned,” a GAAP basis measurement, reflects only cardmember loans included on the Company’s Consolidated Balance Sheets.

(d)	Loan balances used to calculate average loans for all periods presented have been revised in connection with the Company’s conversion to a bank holding company. Specifically, deferred card fees net of deferred direct acquisition costs for cardmember loans were reclassified from other liabilities to cardmember loans for all periods.

(e)	In the third quarter of 2008, the Company revised its method of reporting the cardmember lending net write-off rate. Historically, the net write-off rate has been presented using net write-off amounts for principal, interest, and fees. However, industry convention is generally to include only the net write-offs related to principal in write-off rate disclosures. The Company is presenting the net write-off rate using the net write-off amounts for principal only, consistent with industry convention. 2006 historical data for ICS was not available to present the write-off rate for principal only. Accordingly, the worldwide write-off rate includes write-offs of interest and fees in 2006 related to ICS.

(f)	See below for calculations of net interest yield on cardmember loans. The Company believes net interest yield on cardmember loans (on both an owned and managed basis) is useful to investors because it provides a measure of profitability of the Company’s cardmember lending portfolio.

(g)	Includes on-balance sheet cardmember loans and off-balance sheet securitized cardmember loans. The difference between the “owned basis” (GAAP) information and “managed basis” information is attributable to the effects of securitization activities. Refer to the information set forth under U.S. Card Services Selected Financial Information for further discussion of the managed basis presentation.

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

CALCULATION OF NET INTEREST YIELD ON CARDMEMBER LOANS(a)

(Millions)	2008	2007
Owned Basis:
Net interest income	$3,646	$3,443
Average loans (billions)(c)	$47.6	$47.1
Adjusted net interest income	$4,199	$4,182
Adjusted average loans (billions)	$47.7	$47.2
Net interest yield on cardmember loans	8.8%	8.9%

Managed Basis:
Net interest income(b)	$6,328	$5,437
Average loans (billions)(c)	$75.0	$68.2
Adjusted net interest income	$6,881	$6,176
Adjusted average loans (billions)	$75.0	$68.3
Net interest yield on cardmember loans	9.2%	9.0%

(a)	See Glossary of Selected Terminology for the definitions of certain key terms and related information.

(b)	Includes the GAAP to managed basis securitization adjustments to interest income and interest expense as set forth under U.S. Card Services Selected Financial Information managed basis presentation.

(c)	Loan balances used to calculate average loans for all periods presented have been revised in connection with the Company’s conversion to a bank holding company. Specifically, deferred card fees net of deferred direct acquisition costs for cardmember loans were reclassified from other liabilities to cardmember loans for all periods.

The following discussions regarding Consolidated Results of Operations and Consolidated Liquidity and Capital Resources are presented on a basis consistent with GAAP unless otherwise noted.

CONSOLIDATED RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2008
The Company’s 2008 consolidated income from continuing operations decreased $1.3 billion or 30 percent to $2.9 billion and diluted earnings per share (EPS) from continuing operations declined $0.97 or 28 percent to $2.48. Consolidated income from continuing operations for 2007 increased $501 million or 14 percent from 2006 and diluted EPS from continuing operations for 2007 increased $0.52 or 18 percent from 2006.
     The Company’s 2008 consolidated net income decreased $1.3 billion or 33 percent to $2.7 billion, and diluted EPS decreased $1.03 or 31 percent to $2.33. Consolidated net income for 2007 and 2006 was $4.0 billion and $3.7 billion, respectively. Net income for 2008 included a loss of $172 million from discontinued operations compared to $114 million loss and $82 million of income from discontinued operations in 2007 and 2006, respectively.
     The Company’s revenues, provisions for losses, and expenses are affected by changes in the relative values of non-U.S. currencies to the U.S. dollar. The currency rate changes had a minimal impact on the growth rates of total revenues net of interest expense, provisions for losses, and total expenses in 2008. Currency rate changes increased the growth rates of total revenues net of interest expense, provisions for losses, and total expenses by approximately 2 percent in 2007.

     Results from continuing operations for 2008 included:

  A $600 million ($374 million after-tax) addition to U.S. lending credit reserves reflecting a deterioration of credit indicators in the second quarter of 2008;

  $449 million ($291 million after-tax) of reengineering costs, primarily reflecting the restructuring charge related to the Company’s reengineering initiatives in the fourth quarter of 2008;

  A $220 million ($138 million after-tax) reduction to the fair market value of the Company’s interest-only strip; and

  A $106 million ($66 million after-tax) charge in the fourth quarter of 2008 to increase the Company’s Membership Rewards liability, in connection with the Company’s extension of its partnership arrangements with Delta.

     Results from continuing operations for 2007 included:

  A $1.13 billion ($700 million after-tax) gain for the initial payment due March 31, 2008, from Visa as part of the litigation settlement;

  An $80 million ($50 million after-tax) gain in connection with the initial adoption of SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140” (SFAS No. 155);

  A $63 million ($39 million after-tax) gain relating to amendments to the Company’s U.S. pension plans, effective July 1, 2007, that reduced projected pension obligations to plan participants;

  A $685 million ($430 million after-tax) charge related to enhancements to the method of estimating Membership Rewards liability;

  A $438 million ($274 million after-tax) credit-related charge due to experienced deterioration of credit indicators in the latter part of 2007. This fourth quarter charge was split between U.S. Card Services’ cardmember lending and cardmember receivables of $288 million and $96 million, respectively, and included $54 million relating to a reduction in the fair market value of the Company’s retained subordinated interest in securitized cardmember loans;

  $211 million ($131 million after-tax) of incremental business-building costs;

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

  $74 million ($46 million after-tax) of Visa litigation-related costs; and

  A $50 million ($31 million after-tax) contribution to the American Express Charitable Fund.

Also included in the 2007 results were $66 million ($43 million after-tax) of reengineering costs related to the Company’s business travel, prepaid services, international payments business and technology areas.

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

  $174 million ($113 million after-tax) of charges associated with certain adjustments made to the Membership Rewards reserve models in the United States and outside the United States; and

  A $72 million ($47 million after-tax) reduction in total interest income, and securitization income, net related to higher than anticipated cardmember completion of consumer debt repayment programs and certain associated payment waivers.

Also included in the 2006 results, were $152 million ($99 million after-tax) of reengineering costs related to business travel, operations, finance and technology areas and a favorable impact from lower early credit write-offs, primarily related to bankruptcy legislation enacted in October 2005, and lower than expected costs associated with Hurricane Katrina that were provided for in 2005, partially offset by a higher provision for losses in Taiwan due primarily to the impact of industry-wide credit issues.

Total Revenues Net of Interest Expense
Consolidated total revenues net of interest expense for 2008 of $28.4 billion were up $806 million or 3 percent from 2007 primarily due to greater discount revenue, lower total interest expense, higher other revenues, increased net card fees, greater travel commissions and fees, partially offset by lower securitization income, net, decreased interest income and lower other commissions and fees. Consolidated total revenues net of interest expense of $27.6 billion for 2007 were $2.7 billion or 11 percent higher than 2006 due to increased interest income and higher discount revenue, partially offset by increased interest expense in 2007.
     Discount revenue for 2008 rose $429 million or 3 percent as compared to 2007 to $15 billion as a result of a 6 percent increase in worldwide billed business. The slower growth in discount revenue compared to billed business growth reflected higher cash-back rewards costs and the relatively faster growth in billed business related to GNS where the Company shares the discount revenue with third-party card issuing partners. The 6 percent increase in worldwide billed business in 2008 reflected growth in proprietary billed business of 4 percent, and a 27 percent increase in billed business related to GNS. The average discount rate was 2.55 percent, 2.56 percent, and 2.57 percent for 2008, 2007, and 2006, respectively. Over time, selective repricing initiatives, changes in the mix of business, and volume-related pricing discounts for merchants acquired by the Company likely will result in some erosion of the average discount rate.
     U.S. billed business and billed business outside the United States were up 3 percent and 13 percent, respectively, in 2008. The growth in billed business within the United States reflected growth in basic cards-in-force, offset by a decrease in average spending per proprietary basic card. U.S. billed business reflected increases within the Company’s small business spending and Corporate Services volumes, offset by a slight decrease in consumer card billed business. The growth in billed business outside the United States reflected increases in average spending per proprietary basic card and growth in basic cards-in-force as well as increases in spending within the Company’s consumer card business, small business and Corporate Services.

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

The table below summarizes selected statistics for billed business and average spend:

	2008		2007
		Percentage
		Increase		Percentage
		(Decrease)		Increase
		Assuming		Assuming
		No Changes		No Changes
	Percentage	in Foreign		in Foreign
	Increase	Exchange	Percentage	Exchange
	(Decrease)	Rates	Increase	Rates
Worldwide(a)
Billed business	6%	5%	15%	13%
Proprietary billed business	4	3	13	11
GNS volumes(b)	27	27	49	43
Average spending per proprietary basic card	(1)	(1)	8	6
Basic cards-in-force	8		12
United States(a)
Billed business	3		13
Average spending per proprietary basic card	(3)		4
Basic cards-in-force	3		10
Proprietary consumer card billed business(c)	(1)		12
Proprietary small business billed business(c)	7		15
Proprietary Corporate Services billed business(d)	4		10
Outside the United States(a)
Billed business	13	12	22	14
Average spending per proprietary basic card	6	4	18	10
Basic cards-in-force	14		15
Proprietary consumer and small business billed business(e)	8	7	14	6
Proprietary Corporate Services billed business(d)	9	8	22	13

(a)	Captions in the table above not designated as “proprietary” include both proprietary and Global Network Services data.

(b)	Included in the Global Network and Merchant Services segment.

(c)	Included in the U.S. Card Services segment.

(d)	Included in the Global Commercial Services segment.

(e)	Included in the International Card Services segment.

Assuming no changes in foreign exchange rates, total billed business outside the United States reflected proprietary growth in Asia Pacific, Canada and Europe in the mid single-digits, and growth in Latin America in the low double-digits.
     The slower growth in overall cards-in-force in 2008 within both proprietary and GNS reflected modest card acquisition activities and the effect of certain credit-related actions. In 2008, six million cards were added in the U.S. and non-U.S. businesses combined. During 2007, discount revenue rose $1.6 billion or 12 percent to $14.6 billion compared to 2006 as a result of a 15 percent increase in worldwide billed business, partially offset by a lower average discount rate, relatively faster growth in billed business related to GNS, and higher cash-back rewards costs and corporate incentive payments, which are reported as reductions to revenue (contra-revenue). The 15 percent increase in worldwide billed business in 2007 reflected increases in average spending per proprietary basic card, growth in cards-in-force, and a 49 percent increase in billed business related to GNS from 2006.
     Net card fees increased $231 million or 12 percent to $2.2 billion in 2008 and $95 million or 5 percent to $1.9 billion in 2007, primarily reflecting a higher average fee per proprietary card. In 2007, the increase in net card fees was partially offset by the reclassification of certain card acquisition-related costs beginning July 1, 2006, from operating expenses to a reduction in net card fees.
     Travel commissions and fees increased $84 million or 4 percent to $2.0 billion in 2008, primarily reflecting a 3 percent increase in worldwide travel sales. Travel commissions and fees in 2007 of $1.9 billion increased $148 million or 8 percent, reflecting a 13 percent increase in worldwide travel sales primarily driven by higher airline ticket prices.
     Other commissions and fees decreased $110 million or 5 percent to $2.3 billion in 2008 due to the reclassification to other revenues in USCS of certain card service-related fees beginning in the first quarter of 2008 and a lower level of fees related to a lower average balance of owned loans, which

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

were partially offset by increased assessment revenues. Other commissions and fees increased $184 million or 8 percent in 2007 to $2.4 billion due to higher assessments, increases in foreign exchange conversion fees, and other service fees.
     Securitization income, net decreased $437 million or 29 percent to $1.1 billion in 2008, primarily due to lower excess spread, net, driven by increased write-offs, charges to the fair value of the interest-only strip reflecting lower expected future cash flows, and a net loss on sales compared to net gains in the prior year. These impacts were partially offset by higher finance charges and fees due to a greater average balance of securitized loans and lower interest expense due to lower rates paid on investor certificates. Securitization income, net increased $18 million or 1 percent to $1.5 billion in 2007 due to a larger average balance of securitized loans, higher net gains from securitization, the $80 million impact of the initial adoption of SFAS No. 155, and a reduction in revenue in 2006 from higher than anticipated cardmember completion of consumer debt repayment programs and certain associated payment waivers. These favorable impacts were partially offset by an increase in write-offs, a $54 million reduction in the fair market value of the Company’s retained subordinated interests in securitized cardmember loans, and greater interest expense due to a higher coupon rate paid to certificate holders.
     Other revenues in 2008 increased $406 million or 23 percent to $2.2 billion, primarily reflecting the benefits of the CPS acquisition, higher network and partner-related revenues, a reclassification from other commissions and fees from USCS as discussed above, and greater foreign exchange-related revenues. Other revenues increased $62 million or 4 percent to $1.8 billion in 2007 due to higher network, merchant, publishing, and insurance-related revenues, offset by a positive impact in 2006 related to the rebalancing of the Company’s Travelers Cheque and Gift Card investment portfolio.
     Interest income decreased $223 million or 3 percent to $7.2 billion in 2008. Interest and fees on loans decreased $192 million or 3 percent primarily reflecting a lower portfolio yield, due to the impact of reduced market interest rates on variably priced assets, partially offset by a slightly higher average owned loan balance. Interest and dividends on investment securities increased $98 million or 15 percent primarily reflecting higher liquidity-related investment levels which more than offset the impact of reduced investment yields. Deposits with banks and other decreased $129 million or 32 percent as lower yields more than offset higher deposit balances. During 2007, interest income increased $1.7 billion or 30 percent to $7.4 billion, reflecting primarily an increase in interest and fees on loans, which grew $1.5 billion or 30 percent due to a 29 percent increase in average owned loan balances.
     Interest expense decreased $426 million or 11 percent to $3.6 billion in 2008. Interest expense related to deposits decreased $112 million or 20 percent, primarily due to a lower cost of funds which more than offset increased balances. Interest expense related to short-term borrowings decreased $248 million or 34 percent, primarily due to a lower cost of funds and a decrease in average short-term debt. Interest expense related to long-term debt decreased $68 million or 3 percent, primarily reflecting a lower cost of funds driven by reduced market rates on variably priced debt, partially offset by an increase in average long-term debt outstanding. Interest expense of $4.0 billion in 2007 was $1.1 billion or 39 percent higher than 2006 reflecting a $978 million increase in interest expense on long-term debt as a result of an increase in average long-term debt outstanding in support of growth in receivable and loan balances and a higher effective cost of funds.

Provisions for Losses
Provisions for losses in 2008 increased $1.7 billion or 41 percent over last year to $5.8 billion, primarily due to the difficult credit environment, which led to increased write-off and delinquency rates compared to 2007. Charge card provisions for losses increased $223 million or 20 percent primarily due to higher loss and delinquency rates compared to 2007, partially offset by the credit-related charge in the fourth quarter of 2007. Cardmember lending provisions for losses increased $1.5 billion or 53 percent due to higher write-off and delinquency rates and higher average owned loan balances.
     Provisions for losses increased $1.4 billion or 54 percent in 2007. Charge card provisions for losses increased $205 million or 22 percent due to the additional charge for credit-related trends and higher business volumes. Cardmember lending provisions increased $1.1 billion or 70 percent due to higher write-off and delinquency rates, increased loan volumes, and the charge for credit-related trends.

Expenses
Consolidated expenses for 2008 were $19.0 billion, up $1.2 billion or 7 percent from $17.8 billion in 2007. The increase in 2008 was primarily driven by higher other, net expenses, greater salaries and employee benefits expenses, higher occupancy and equipment expenses, increased professional services costs and greater cardmember services expense, partially offset by decreased cardmember rewards expense and lower marketing and promotion expense. Consolidated expenses for 2007 were $17.8 billion, up $754 million or 4 percent from $17.0 billion in 2006. The increase in 2007 was primarily driven by increased marketing and promotion, cardmember rewards and cardmember services expenses and higher salaries and employee benefits expenses, partially offset by lower other, net expenses. Consolidated expenses in 2008, 2007, and 2006 also included

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

$449 million, $66 million and $152 million, respectively, of reengineering costs. Refer to the discussion earlier regarding the Company’s 2008 reengineering initiatives and Note 25 to the Consolidated Financial Statements for reengineering initiatives for all periods.
     Marketing and promotion expenses decreased $132 million or 5 percent to $2.4 billion in 2008, reflecting decreased investments as compared to 2007, which included the incremental business-building costs. Marketing and promotion for 2007 increased $71 million or 3 percent to $2.6 billion, primarily reflecting incremental business-building costs.
     Cardmember rewards expenses decreased $388 million or 8 percent to $4.4 billion in 2008, reflecting the Membership Rewards-related charge in 2007, which was partially offset by the Delta-related charge in 2008 to increase the Membership Rewards liability and higher volume-driven rewards costs. Cardmember rewards increased $1.0 billion or 28 percent to $4.8 billion in 2007 reflecting a $685 million charge related to the Membership Rewards liability due to enhancements to the method of liability estimation as discussed above, a higher redemption rate, higher volume-related rewards costs, partially offset by the impact of charges in 2006 associated with adjustments made to the Membership Rewards reserve models.
     Cardmember services expenses increased $64 million or 13 percent to $542 million in 2008, and increased $193 million or 68 percent in 2007, reflecting higher expenses on insurance losses and claims as well as higher cardmember services costs.
     Salaries and employee benefits expenses increased $652 million or 12 percent to $6.1 billion in 2008, reflecting the fourth quarter of 2008 restructuring charge related to the Company’s reengineering initiatives, an increase in average headcount, greater merit and salesforce-related incentive costs and the pension-related gain in 2007. Salaries and employee benefits expenses in 2007 increased $398 million or 8 percent to $5.4 billion due to a higher level of employees and merit increases, partially offset by the $63 million pension-related gain previously discussed and lower severance-related costs compared to 2006. The increased level of employees primarily reflected employee additions related to customer service volumes and initiatives and the acquisition of Harbor Payments on December 31, 2006, and the acquisition of a travel services business in 2007.
     Professional services expenses increased $133 million or 6 percent to $2.4 billion primarily due to higher technology-related consulting and credit and collection expenses. Professional services expenses in 2007 compared to 2006 increased $17 million or 1 percent.
     Other, net expenses in 2008 increased $895 million or 40 percent to $3.1 billion compared to 2007 primarily due to the initial $1.13 billion Visa litigation settlement gain in the fourth quarter of 2007, net of litigation expenses, the related contribution to the American Express Charitable Fund and the 2008 expenses related to the CPS acquisition. These impacts were partially offset by the 2008 settlement payments from MasterCard and Visa. Other, net expenses in 2007 decreased $974 million or 30 percent to $2.2 billion compared to 2006, driven by a gain of $1.13 billion related to the settlement of litigation with Visa, and the reclassification of certain card-acquisition costs to card fee revenue beginning July 1, 2006, partially offset by the $177 million gain related to the sale of the Company’s card and merchant-related activities in Brazil, Malaysia, and Indonesia in 2006, litigation expenses of $74 million related to the settlement with Visa, and a $50 million contribution to the American Express Charitable Fund.

Income Taxes
 The effective tax rate was 20 percent in 2008 compared to 28 percent in 2007 and 30 percent in 2006. The effective tax rate for these years reflected tax benefits related to the resolution of certain prior years’ tax items and in 2008, a relatively lower level of pretax income.

Discontinued Operations
(Loss) Income from discontinued operations, net of tax, was $(172) million, $(114) million and $82 million in 2008, 2007, and 2006, respectively. (Loss) Income from discontinued operations, net of tax, primarily reflected AEIDC and AEB results from operations, including AEIDC’s $275 million ($179 million after-tax) and $105 million ($69 million after-tax) of losses related to mark-to-market adjustments and sales within the AEIDC investment portfolio in 2008 and 2007, respectively, as well as AEB’s compliance-related remediation costs of $71 million ($45 million after-tax) to implement a robust compliance program and regulatory and legal expenses, and monetary penalties, of $60 million pretax and after-tax in 2007.

CASH FLOWS
Cash Flows from Operating Activities
In 2008 and 2007, net cash provided by operating activities exceeded net income, primarily due to provisions for losses, which do not require cash at the time of provision. Similarly, depreciation and amortization represent non-cash expenses. In addition, net cash was provided by net income and higher accounts payable and other liabilities balances (including the Membership Rewards liability). These accounts vary significantly in the normal course of business due to the amount and timing of various payments.
     For the year ended December 31, 2008, net cash provided by operating activities of $8.7 billion increased compared to 2007. The increase was primarily due to the increase in non-cash provisions for losses and deferred taxes, acquisition costs and other, offset by the outflow of cash resulting from fluctuations in the Company’s other assets.
     Net cash provided by operating activities was lower in 2007 than 2006 due to fluctuations in other assets and liabilities.

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

Cash Flows from Investing Activities
The Company’s investing activities primarily include funding cardmember loans and receivables, securitizations of cardmember loans and receivables, and the Company’s available-for-sale investment portfolio.
     For the year ended December 31, 2008, net cash provided by investing activities of $7.0 billion increased compared to 2007, primarily due to net decreases in cardmember receivables and loans balances and cash provided by the sale of investments attributable to discontinued operations offset by cash used for acquisitions.
     In 2007, net cash used in investing activities increased from 2006 primarily as a result of an increase in cardmember loans and receivables.

Cash Flows from Financing Activities
The Company’s financing activities primarily include issuing and repaying debt, taking customer deposits, paying dividends, and repurchasing its common shares.
     In 2008, net cash used in financing activities of $10.4 billion increased compared to 2007, primarily due to net repayments of debt and the net cash used in financing activities attributable to discontinued operations, partially offset by a decrease in the repurchase of American Express common shares from 2007.
     In 2007, financing activities provided net cash greater than in 2006 primarily due to net increases in borrowings and customer deposits.

IMPACT OF CREDIT AND CAPITAL MARKET ENVIRONMENT
Credit Markets – U.S. Consumer and Small Business Lending
During 2008, deteriorating home prices, rising unemployment and broad tightening of consumer credit adversely affected U.S. credit card issuers generally, including the Company. In addition, several other factors had a significant impact on the Company’s credit performance. First, the Company’s cardmember base is somewhat more skewed towards the states hardest hit by the U.S. real estate decline, such as California and Florida. Second, the Company added new cardmembers faster than the industry overall in the past three years, and the credit performance of 2-3 year old vintages tends to be worse than that of other vintages; however, this is part of the normal seasoning process. Third, the Company has a large portfolio of small business accounts, which typically have higher write-off rates and delinquencies than consumers. Finally, the economic downturn in 2008 had a significant impact on many of the Company’s affluent cardmembers.
     These factors led to a sharp deterioration of the Company’s key lending credit metrics, with the 30+ day delinquency rate rising from 2.8 percent in 2007 to 4.4 percent in 2008 and the write-off rate rising from 3.5 percent in 2007 to 5.5 percent in 2008. As a result, the Company added significantly to the USCS cardmember lending reserves for losses in 2008.
     In managing risk, the Company’s objective is to protect its profitability, but also protect, to the extent it can, the Company’s ongoing relationship with its cardmembers. With this in mind, the following actions have been taken by the Company across the U.S. Card Services portfolios:

  incorporating more sophisticated information in the Company’s risk evaluations;

  focusing on areas of high risk, and canceling certain accounts;

  reducing some lines of credit;

  increasing the number of customer care professionals; and

  assisting cardmembers who are experiencing temporary financial difficulty.

The Company’s view as noted above is that economic conditions will deteriorate further in 2009. As a result, it is expected that past due loans and write-offs will continue to rise further in the first quarter of 2009 versus the fourth quarter of 2008 and that the second quarter of 2009 will be higher than the first quarter of 2009.

Capital Markets
The global money and capital markets have been experiencing periods of liquidity disruption and rate volatility since the third quarter of 2007. Liquidity, benchmark interest rates, and credit concerns were further exacerbated during September 2008, fueled by heightened concerns about the global financial system after the collapse of several large financial institutions in the United States and elsewhere.
     The Company’s funding strategy seeks the issuance of debt and the acceptance of deposits with a wide range of maturities to spread out or “ladder” the refinancing requirement in future periods. Since September 2008, the market for the Company’s unsecured term debt and asset securitizations, like that for virtually all financial institutions, has been effectively frozen, except in connection with the Company’s participation in certain programs sponsored by the federal government and certain of its departments and agencies.
     These government programs, launched or announced by the U.S. and other governments during the fourth quarter of 2008, provided some stability to the capital markets and reduced dislocations in benchmark indices such as LIBOR. However, if the unprecedented levels of volatility and disruptions reemerge or worsen, they could negatively impact the Company’s funding capabilities, liquidity position, and investment portfolios or derivative positions.

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

Investment Portfolios
The Company’s investment portfolios support specific business purposes. The most significant business purposes and the related investments used to support those business purposes are as follows:

Business	Primary
Purpose	Investments
Travelers Cheques	State and Municipal obligations Corporate debt obligations
Corporate debt obligations
Insurance	State and Municipal obligations
Liquidity	U.S. Government obligations
U.S. Government-sponsored-entities senior unsecured obligations
(In addition, the Company considers cash items such as money market funds and short-term time deposits as part of its liquidity resources)
AEIDC – discontinued operations	Mortgage and other asset-backed securities

The Company’s objective is to manage the type and mix of assets as well as their maturity profile in order to ensure the cash and liquidity needs of the respective business purpose can be met without relying on the sale of investments prior to maturity. As a result, the Company generally holds its investments until their maturity. The Company nonetheless seeks to invest in portfolios of securities with sufficient liquidity that could be accessed prior to maturity should changes in cash needs occur.
     All of the Company’s investments included in continuing operations are classified as available-for-sale. The Company reviews its investments at least quarterly and more often as market conditions may require to evaluate their fair values and to identify investments that have indications of other-than-temporary impairments. The determination of other-than-temporary impairments for available-for-sale securities is a subjective process, requiring the use of various assumptions and application of judgment.

State and Municipal Obligations
Total gross unrealized losses related to state and municipal securities amounted to approximately $1.0 billion and $136 million at December 31, 2008 and 2007, respectively.
     Unrealized losses on securities may be caused by changes in market interest rates, which include both benchmark interest rates such as Treasury rates and liquidity and credit spreads that apply across the entire market, and specific credit events associated with individual issuers. The magnitude of unrealized losses may also be influenced in part by temporary but sharp increases in the issuance or other supply of similar securities in the market as well as in part by the expected maturity of particular issues. The Company believes the gross unrealized losses on the state and municipal securities are attributable in part to pricing pressures resulting from the excess supply of these types of securities in the market that were caused in part by unusually high redemptions of municipal money market funds that occurred beginning September 2008. The Company believes it has the ability and intent to hold these securities for a time sufficient to allow market conditions to stabilize and recover the unrealized losses. The Company expects that the contractual principal and interest will be received on these securities. Unrealized gains and losses on available-for-sale securities are included in accumulated other comprehensive (loss) income until disposition of the investments.
     Approximately 62 percent of state and municipal investments owned by the Company are insured by financial guarantors that guarantee timely payment of interest and ultimate payment of principal on insured obligations.
     At December 31, 2008, the state and municipal investments owned by the Company were rated as follows:

	Higher of Financial
	Guarantors’ and	Underlying Issuers’
	Underlying Issuers’	Ratings without
	Ratings	Regard to Guarantors
AAA	15%	15%
AA	43%	35%
A	33%	40%
BBB	9%	10%

To date, the Company has not realized any losses as a result of financial guarantors’ credit problems.

Government Sponsored Enterprises
At December 31, 2008, the Company owned approximately $3.2 billion of senior unsecured debentures issued by Government Sponsored Enterprises (GSEs): Fannie Mae and Freddie Mac. On September 7, 2008, the Federal Housing Finance Agency (FHFA) announced the decision to place Fannie Mae and Freddie Mac into conservatorship run by FHFA. These actions were designed to protect the senior and subordinated debt and the mortgage-backed securities of the GSEs. The total net unrealized gains on these securities were approximately $44 million at December 31, 2008.

Mortgage and Other Asset-Backed Securities
The Company’s exposure to mortgage and other asset-backed securities, excluding the investments in retained subordinated securities from the Company’s securitization programs ($744 million at December 31, 2008), decreased substantially to $288 million at December 31, 2008, from $2.5 billion at December 31, 2007. Of the $288 million in mortgage and other asset-backed securities, $213 million are used to support the AEIDC certificate business and are included in assets of discontinued operations. The decrease in mortgage and asset-backed securities was primarily due to the sale, maturities, and mark-to-market loss of approximately $1.4 billion of investment securities used to support the AEIDC certificate business, and $838 million of investments included in the sale of AEB.

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

     At December 31, 2008, the Company’s remaining asset-backed securities were rated as follows:

Rating	Percentage of Total
AAA	79%
AA	9%
A	3%
BBB	7%
BB	2%

Of the $288 million in mortgage and other asset-backed securities, $75 million of mortgage-backed securities are classified as available-for-sale within continuing operations and are rated AAA. There were no gross unrealized losses at December 31, 2008, related to the asset-backed securities classified as available-for-sale.

Money Market Mutual Fund
The Company owned a $500 million investment in the Primary Reserve Fund (the Fund), a money market fund, at the time the net asset value of the Fund fell below $1 per share in September 2008. The Company recorded a loss of $15 million related to its investment in the Fund in September 2008. The Company received approximately $390 million from the Fund since it filed a redemption order with Reserve, the Fund sponsor, in September 2008. Redemptions have been suspended and the timing of receipt of the remaining proceeds cannot be determined at this time. The remaining amount due from the Fund is recorded in other receivables on the Company’s Consolidated Balance Sheets.
     With the exception of its exposure to the Fund, the Company did not experience any defaults or events of default, or determine it would not receive timely contractual payments of interest and repayment of principal on any of its holdings in its investment portfolios.

Fair Value Measurements
Effective January 1, 2008, the Company partially adopted SFAS No. 157 for its financial assets and liabilities that are accounted for at fair value. Refer to Notes 1 and 17 to the Consolidated Financial Statements for further details of the Company’s fair value measurements.

CERTAIN LEGISLATIVE, REGULATORY AND OTHER DEVELOPMENTS
As a participant in the financial services industry, the Company is subject to a wide array of regulations applicable to its businesses. Recently, the Company became a bank holding company, thereby resulting in the Federal Reserve Board’s becoming the Company’s primary regulator. As such, the Company is subject to the Federal Reserve Board’s regulations and policies, including its regulatory capital requirements. The Company is in the process of taking various actions to facilitate its compliance with the Federal Reserve Board’s regulatory framework. In addition, the extreme disruptions in the capital markets since mid-2007 and the resulting instability and failure of numerous financial institutions, have led to numerous proposals for changes in the financial services industry, including significant additional regulation and the formation of potential “super regulators” that combine the scope and authority of various existing regulatory bodies. Regulatory changes could lead to business disruptions, impact the scope or profitability of the Company’s business activities, require the Company to change certain of its business practices and could expose it to additional costs (including increased compliance costs).
     In recent years, there has been a heightened level of regulatory attention on banks and the payments industry in many countries. Among other recent regulatory developments, in December 2008, federal bank regulators in the United States adopted amendments to the rules regarding Unfair or Deceptive Acts or Practices (UDAP) and Truth in Lending that restrict certain credit and charge card practices and require expanded disclosures to consumers. Similar legislative initiatives have been proposed. The regulatory amendments, which become effective July 1, 2010, include, among other matters, rules relating to the imposition by card issuers of interest rate increases on outstanding balances and the allocation of payments in respect of outstanding balances with different interest rates. The Company continues to assess the impact of the amendments on its business and operations and is evaluating offsetting actions to mitigate their impact. In the event any actions undertaken by the Company to offset the impact of the amendments are not effective, the amendments will likely have a material adverse effect on the Company’s results of operations.
     The credit and charge card industry also faces continuing scrutiny in connection with the fees merchants are charged to accept cards. Although investigations into the way bankcard network members collectively set the “interchange” (i.e., the fee paid by the bankcard merchant acquirer to the card issuing bank in “four party” payment networks, like Visa and MasterCard) had largely been a subject of regulators outside the United States, a bill was introduced in Congress in early 2008 designed to give merchants antitrust immunity to negotiate interchange collectively with Visa and MasterCard. Although unlike the Visa and MasterCard networks, the American Express network does not collectively set interchange fees, antitrust actions and government regulation of the bankcard networks’ pricing could ultimately affect all networks.
     The Financial Accounting Standards Board is considering whether to propose amendments that would significantly affect the accounting for off-balance sheet securitization activities, which could, if ultimately adopted, result in the Company having to consolidate approximately $29 billion of assets and liabilities of the American Express Credit Account Master Trust (the Lending Trust). This consolidation would also require the Company to

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

reestablish loss reserves of approximately $1.8 billion, which would reduce the Company’s regulatory capital ratios at the bank holding company level. The consolidation of the Lending Trust would primarily impact the Company’s Centurion Bank and FSB bank subsidiaries. Any consolidation of the Lending Trust could increase Centurion Bank’s and FSB’s risk-weighted assets as well as the required capital on their respective balance sheets to satisfy regulatory capital requirements.

CONSOLIDATED CAPITAL RESOURCES AND LIQUIDITY

The Company’s balance sheet management objectives are to maintain:

  A solid and flexible equity capital profile;

  A broad, deep and diverse set of funding sources to finance its assets and meet operating requirements; and

  Liquidity programs that enable the Company to meet its obligations for at least a 12 month period should some or all of its funding sources become inaccessible.

CAPITAL STRATEGY
The Company’s objective is to retain sufficient levels of capital generated through earnings and other sources to maintain a solid equity capital base and to provide flexibility to satisfy future business growth. The Company believes capital allocated to growing businesses with a return on risk-adjusted equity in excess of its costs will generate shareholder value.
     The level and composition of the Company’s equity capital are determined in large part by the Company’s internal assessment of its portfolios, consolidated rating agency and regulatory capital requirements, and are also influenced by subsidiary capital requirements for the consolidated entity, the business environment, and by conditions in the debt funding markets. The Company, as a bank holding company, is subject to regulatory requirements administered by the U.S. federal banking agencies. The Federal Reserve Board has established specific capital adequacy guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items. The Company was not subject to these guidelines prior to becoming a bank holding company. In addition, Centurion Bank and FSB are subject to regulatory capital requirements of the Federal Deposit Insurance Corporation (FDIC) and the Office of Thrift Supervision, respectively.
     The following table presents the risk-based capital ratios and leverage ratio for the Company and its significant banking subsidiaries at December 31, 2008:

	Well-
	Capitalized	2008
	Ratio	Actual
Risk-Based Capital
Tier 1	6.0%
American Express Company		9.7%
Centurion Bank		12.3%
FSB(a)		12.7%
Total	10.0%
American Express Company		11.1%
Centurion Bank		13.7%
FSB(a)		14.0%
Tier 1 Leverage	5.0%
American Express Company		8.5%
Centurion Bank		13.2%
FSB(a)		12.2%

(a)	Subsequent to December 31, 2008, the Company infused $500 million of additional capital into FSB.

The Company was not previously required to calculate risk-based capital ratios or a leverage ratio. The methodology of calculating these ratios may be refined over time.
     The Company’s Tier 1 Risk-based, Total Risk-based, and Tier 1 Leverage ratios would have been approximately 13.1 percent, 14.6 percent and 11.5 percent, respectively, had the $3.39 billion of proceeds from the U.S. Department of Treasury Capital Purchase Program (CPP) as discussed below, been received on December 31, 2008.
     At December 31, 2008, the Company’s ratio of common shareholders’ equity and tangible common shareholders’ equity to risk-weighted assets was 11.3 percent and 8.5 percent, respectively. Common shareholders’ equity equals the Company’s shareholders’ equity of $11.8 billion at December 31, 2008 and tangible common shareholders’ equity equals common shareholders’ equity less goodwill and intangibles of $3.0 billion. The Company believes that presenting the ratio of tangible common shareholders’ equity to risk-weighted assets is a useful measure of evaluating the strength of the Company’s capital position.
     The Company seeks to maintain capital levels and ratios in excess of the minimum regulatory requirements; failure to maintain minimum capital levels could cause the respective regulatory agencies to take actions that could limit the Company’s business operations.
     The Company’s primary source of equity capital has been through the generation of net income. Historically, capital generated through net income and other sources such as employee benefit plans has exceeded the growth in its capital requirements. To the extent capital has exceeded business, regulatory, and rating agency requirements, the Company

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

has returned excess capital to shareholders through its regular common dividend and the share repurchase program.
     The Company maintains certain flexibility to shift capital across its businesses as appropriate. For example, the Company may infuse additional capital into subsidiaries to maintain capital at targeted levels in consideration of debt ratings and regulatory requirements. These infused amounts can affect the capital and liquidity levels for American Express’ Parent Company (Parent Company).
     During 2008, the Company returned approximately 35 percent of total capital generated to shareholders in the form of $836 million in dividends and $218 million of share repurchases. The Company retained a substantial portion of capital generated to further strengthen its balance sheet profile due to the challenging operating environment.

US DEPARTMENT OF TREASURY CAPITAL PURCHASE PROGRAM - SUBSEQUENT EVENT

In October 2008, the United States Department of the Treasury (Treasury Department) announced its CPP under the Emergency Economic Stabilization Act of 2008 (EESA). The CPP is designed to encourage U.S. financial institutions to build capital to increase the flow of financing to U.S. businesses and consumers and to support the U.S. economy.
     Subsequent to year end 2008, the Company participated in the CPP by issuing to the Treasury Department 3,388,890 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A. The Series A Preferred Stock was issued with a ten-year warrant (Warrant) for the Treasury Department to purchase up to 24,264,129 of the Company’s common shares at an initial per share exercise price of $20.95 per share. The aggregate gross proceeds received by the Company on January 9, 2009, for the Series A Preferred Stock and Warrant totaled $3.39 billion.
     The Series A Preferred Stock pays cumulative quarterly dividends at a rate of 5 percent per year for the first five years and thereafter at a rate of 9 percent per year. The Company may not redeem the Series A Preferred Stock during the first three years except with the proceeds from one or more Qualified Equity Offerings (as defined in the CPP) (QEO). After three years, the Company may, at its discretion, redeem the Series A Preferred Stock. Notwithstanding the foregoing, the recently-enacted American Recovery and Reinvestment Act of 2009 (ARRA) requires the Treasury Department to promulgate rules to permit a CPP participant to redeem the Series A Preferred Stock prior to the third anniversary of its issuance and not in connection with a QEO upon the Treasury Department’s consultation with such participant’s appropriate banking regulator. Any redemption will be at the liquidation amount plus accrued and unpaid dividends. The Series A Preferred Stock is non-voting (except upon certain events).
     Until the Company has redeemed the Series A Preferred Stock or the Treasury Department has transferred the Series A Preferred Stock to a third party, the consent of the Treasury Department will be required for the Company to (i) declare or pay any dividend or make any distribution on its common shares (other than regular quarterly cash dividends of not more than $0.18 per common share) or (ii) redeem, purchase or acquire any shares of its common shares or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other limited circumstances. In addition, over the period that the Preferred Stock remains outstanding, the Company’s ability to declare or pay dividends or repurchase its common shares or other equity or capital securities will be subject to restrictions in the event that it fails to declare and pay (or set aside for payment) full dividends on the Series A Preferred Stock.
     As described below, the Warrant, which is generally exercisable upon its issuance, provides for the adjustment of the exercise price and the number of the Company’s common shares issuable upon exercise pursuant to customary antidilution provisions. If, on or prior to December 31, 2009, the Company receives aggregate gross cash proceeds equaling at least $3.39 billion from one or more Qualified Equity Offerings, the number of common shares issuable upon exercise of the Warrant will be reduced by one-half of the original number of shares. The Treasury Department has agreed not to exercise voting power with respect to any common shares issued upon exercise of the Warrant (Warrant Shares). Transfer of the Warrant or Warrant Shares would result in voting power for the transferee upon exercise of the Warrant or the receipt of the Warrant Shares.
     Neither the Series A Preferred Stock, the Warrant, nor the Warrant Shares will be subject to any contractual restrictions on transfer, except that the Treasury Department may not transfer or exercise one-half of the Warrant prior to the earlier of (i) December 31, 2009, or (ii) the date on which the Company receives aggregate gross cash proceeds of at least $3.39 billion from one or more Qualified Equity Offerings.
     Under the CPP, the Company agreed to certain restrictions on executive compensation that would limit the tax deductibility of compensation the Company pays to certain executives until such time as the Treasury Department ceases to own any securities acquired under the CPP. The Company also agreed that, for such time period, it will take all necessary action to ensure that its benefit plans with respect to its senior executive officers comply with EESA restrictions relating to executive compensation, which include (i) limits on compensation and incentives to take unnecessary and excessive risks that would threaten the value of the Company, (ii) a provision for recovery (i.e. clawback) of amounts of compensation that later prove to have been based on materially inaccurate financial statements or other performance metrics and (iii) limitations on any golden parachute payment. The ARRA contains

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

significant amendments to the existing executive compensation provisions of EESA and adds further restrictions on executive compensation. Such amendments and additional restrictions are intended to apply retroactively to the Company and other CPP participants. The ARRA amends the EESA to, among other things, limit the amount of bonus or incentive compensation payable to the Company’s five senior executive officers identified in the Company’s proxy compensation tables (“senior executive officers”) and the next 20 most highly compensated employees (the Top 25) to one-third of the total amount of their annual compensation and limits the form of such payments to long-term restricted stock that does not fully vest during the period in which the Series A Preferred Stock is outstanding. Additionally, the ARRA expands the clawback provisions and golden parachute restrictions of EESA, which are described above, by applying them not only to senior executive officers, but also to the next 20 most highly compensated employees in the case of clawbacks and next five most highly compensated employees in the case of golden parachutes. The ARRA also contains a provision that requires the Treasury Department to review bonuses and incentive compensation previously paid to the Top 25 to determine whether any such payments were inconsistent with the purpose of the ARRA or otherwise contrary to the public interest, and if so determined, to negotiate for appropriate reimbursements.
     As of January 9, 2009, both the Series A Preferred Stock and Warrant are accounted for as permanent equity on the Company’s Consolidated Balance Sheet, based on a relative fair value allocation, and components of capital, thus enhancing the Company’s Tier 1 and Total Capital ratios. The issuance of the Series A Preferred Stock and Warrant is expected to reduce the Company’s Net Income Available to Common Shareholders in determining basic and diluted EPS.
     The amount of the Treasury Department’s investment in American Express was determined by a formula based on the asset size of the Company. The additional capital from the CPP gives the Company added stability and capital strength to pursue its business objectives. This investment allows the Company to continue to make credit available to customers—whether they are retail consumers, small businesses, or corporations.

SHARE REPURCHASES AND DIVIDENDS
The Company has a share repurchase program to return equity capital in excess of regulatory and rating agency requirements, internal risk-based evaluation, and business needs to shareholders. These share repurchases both offset the issuance of new shares as part of employee compensation plans and reduce shares outstanding.
     Approximately 68 percent of capital generated has been returned to shareholders since inception of the share repurchase program in 1994. The Company reduced its level of share repurchases in the first quarter of 2008 from previous levels in order to use the funds generated from operations to acquire the CPS business from GE. During 2008, the Company purchased 4.7 million common shares at an average price of $46.10. No shares have been repurchased since the first quarter of 2008 in light of the economic uncertainties and concerns about a global recession and in order to use the funds generated from operations to acquire the CPS business from GE. Under the terms of the CPP, the Company is not permitted to repurchase shares of its common stock other than to offset issuances under benefit plans consistent with past practices and in certain other limited circumstances.
     Additionally, the Company will not be permitted to increase its dividend to common shareholders under the CPP. The Company may also be required to cut or eliminate such dividend under regulatory guidelines if earnings are not sufficient to cover the payouts. Also, the Company must satisfy all dividends on the Series A Preferred Stock before any dividends can be paid to common shareholders. For certain contractual restrictions related to payment of the Company’s dividend, see further discussion in Note 10 to the Consolidated Financial Statements.

FUNDING STRATEGY
The Company seeks to maintain broad and well-diversified funding sources to allow it to meet its maturing obligations and cost-effectively finance current and future asset growth in its global businesses as well as to maintain a strong liquidity profile. Diversity of funding sources by type of debt instrument, by maturity and by investor base, among other factors, provides additional insulation from the impact of disruptions in any one type of debt, maturity, or investor. The mix of the Company’s funding in any period will seek to achieve cost-efficiency consistent with both maintaining diversified sources and achieving its liquidity objectives. The Company’s funding strategy and activities are integrated into its asset-liability management activities.
     The Company’s proprietary card businesses are the primary asset-generating businesses, with significant assets in both domestic and international cardmember receivable and lending activities. The Company’s borrowing needs are in large part associated with its proprietary card businesses and the maintenance of a liquidity position to support all of its business activities, such as merchant payments. The Company generally pays merchants for card transactions prior to reimbursement by cardmembers. The Company funds merchant payments during the period cardmember loans and receivables are outstanding. The Company also has additional borrowing needs associated with general corporate purposes. The Company seeks to establish and maintain access to a broad and diversified set of funding sources.
     The recent turmoil in the money and capital markets during 2008 resulted in changes to the mix and cost of financing the Company obtained from its traditional funding sources, as well as the establishment and expansion of its retail deposit-taking activities.

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

     The Company has historically relied on the debt capital markets to satisfy a substantial amount of its funding needs, as do many financial services companies. Notwithstanding the difficult conditions in the financial markets during the past year, the Company accessed a variety of capital markets sources during the first three quarters of the year. The Company’s issuances of debt securities and securitizations, similar to most issuances across the capital markets, included spreads above benchmark rates that were significantly greater than those on similar issuances completed during the prior several years.
     The Company’s strategy is to issue debt and deposits with a wide range of maturities to reduce and spread out the refinancing requirements in future periods. However, the Company’s ability to obtain financing in the debt capital market for unsecured term debt and asset securitizations is subject to a renewal of investor demand. The Company continues to assess its needs and investor demand, which will likely change the mix of its existing sources as well as seek to add new sources to its funding mix. The Company’s funding plan is subject to various risks and uncertainties, such as disruption of financial markets, market capacity and demand for securities offered by the Company, regulatory changes, ability to sell receivables and the performance of receivables previously sold in securitization transactions. Many of these risks and uncertainties are beyond the Company’s control.

FUNDING PROGRAMS AND ACTIVITIES
The Company meets its funding needs through a variety of sources, including debt instruments such as commercial paper, senior unsecured debentures and asset securitizations, long-term committed bank borrowing facilities in certain non-U.S. markets, and deposits placed with the Company’s U.S. banks by individuals and institutions.
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

(Billions)	2008	2007
Short-term borrowings	$9.0	$17.8
Long-term debt	60.0	55.3
Total debt (GAAP basis)	69.0	73.1
Off-balance sheet securitizations	29.0	22.7
Total debt (managed basis)	98.0	95.8
Customer deposits	15.5	15.4
Total debt (managed) and customer deposits	$113.5	$111.2

The Company’s current funding strategy for 2009 will be to raise funds to maintain sufficient cash, and readily-marketable securities that are easily convertible to cash in order to meet short-term borrowings outstanding, seasonal and other working capital needs for the next 12 months, including maturing obligations, changes in receivables and other asset balances, as well as operating requirements. The Company has $14.9 billion of unsecured long-term debt and $4.8 billion of asset securitizations that will mature during 2009. Cash provided by or required for changes in business volumes will depend in large part on billings volume and payment patterns from cardmembers. Refer to the discussion above regarding how the credit market environment could affect the mix of debt issuances.
     The Company’s equity capital and funding strategies are designed to maintain high and stable debt ratings from the major credit rating agencies, Moody’s Investor Services (Moody’s), Standard & Poor’s (S&P), Fitch Ratings, and Dominion Bond Rating Services (DBRS). Recently, three of the four credit rating agencies that rate the Company provided updates on the Company’s ratings as follows:

  Moody’s lowered the Long-term Senior ratings of the Company from A1 to A2, American Express Travel Related Services Company, Inc. (TRS) and several rated subsidiaries from Aa3 to A1 and revised its outlook of the Company and its subsidiaries from stable to negative. This change, which brings the ratings for the Company’s funding subsidiaries to the same level as other rating agencies, reflects concerns regarding weakness in the broader economy and specific concerns regarding “negative asset quality trends and lending exposures.” Moody’s affirmed all of its short-term ratings. On October 23, 2008, Moody’s affirmed its ratings on all outstanding classes of rated asset-backed securities issued by the Company’s lending and charge trusts.

     On February 25, 2009, Moody’s placed on review for possible downgrade the long-term and short-term ratings of the Company (A2/Prime-1). At the same time, the long-term debt ratings of TRS and its rated operating subsidiaries (senior at A1) were also placed on review for possible downgrade. The Prime-1 short-term ratings for TRS and its rated operating subsidiaries were affirmed.

  S&P lowered the long-term ratings of the Company, TRS and several rated subsidiaries from A+ to A. The outlook on the ratings is negative. S&P’s affirmed its short-term ratings.

  DBRS announced that it had revised its outlook on the Long-term Senior ratings of the Company and its related subsidiaries (A (high)) from stable to negative.

Historically, credit ratings have had a significant impact on the borrowing capacity and costs of the Company. A downgrade in the Company’s long-term debt rating would result in higher interest expense on the Company’s unsecured debt, as well as higher fees related to borrowings under its unused lines of credit.

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

In addition to increased borrowing costs, a decline in its long-term credit rating could reduce its borrowing capacity in the unsecured term debt capital markets, if and when such markets become available. A downgrade of one level in the Company’s short-term rating would result in the Company having to significantly reduce (or eliminate) its outstanding commercial paper compared to historical levels. In the event a reduction in its borrowing capacity in the short-term debt markets were to occur, the Company would further shift its funding to other funding programs such as retail deposits, the issuance of long-term debt, and asset securitization, to the extent these markets are available.

SHORT-TERM FUNDING PROGRAMS
Short-term borrowings, including commercial paper and federal funds purchased, are defined as any debt or time deposit with an original maturity of 12 months or less. The Company’s short-term funding programs are used primarily to meet working capital needs, such as managing seasonal variations in receivables balances, and have not, on average, grown in size with its business growth. The ultimate amount and mix issued will depend on the Company’s needs and market conditions. American Express Credit Corporation’s (Credco) commercial paper is a principal source of short-term borrowings for the Company. Centurion Bank and FSB raise short-term borrowings through various instruments.
     The Company had the following short-term borrowings outstanding at December 31:

(Billions)	2008	2007
Credco:
Commercial paper	$7.3	$10.5
Other	0.1	0.6
Centurion Bank and FSB:
Bank notes	—	2.9
Federal funds purchased	0.5	2.4
Other	1.1	1.4
Total	$9.0	$17.8

The Company’s short-term borrowings as a percentage of total debt at December 31 was as follows:

	2008	2007
Short-term borrowings as a percentage of total debt (GAAP basis)	13.0%	24.3%

The Company had continuous access to the commercial paper market during 2008. Its commercial paper issuances after mid-September occurred at shorter weighted average maturities than the Company’s historic trend, consistent with the changes in issuance maturities occurring across the overall commercial paper market, as reported by the Federal Reserve.
     On October 7, 2008, the Federal Reserve Board established the Commercial Paper Funding Facility (CPFF). The CPFF provides three month liquidity to U.S. issuers of commercial paper through a special purpose vehicle (SPV), which purchases three month unsecured and asset-backed commercial paper directly from eligible issuers using financing provided by the Federal Reserve Bank of New York. The commercial paper must be rated at least A1/P1/F1 by a major nationally recognized statistical rating organization (NRSRO) and, if rated by multiple major NRSROs, must be rated at least A1/P1/F1/R1 (middle) by two or more NRSROs. Credco is eligible to have up to $14.7 billion of commercial paper outstanding with the SPV at any one time. The SPV is currently scheduled to cease purchasing commercial paper on October 30, 2009, unless the Board extends the facility. At December 31, 2008, the Company had $7.3 billion of commercial paper outstanding, including $4.5 billion under the CPFF.
     Average commercial paper outstanding was $10.8 billion and $7.8 billion in 2008 and 2007, respectively, including amounts issued through the CPFF program. Credco currently manages the level of short-term borrowings outstanding such that its back-up liquidity, including available bank credit facilities and cash and readily-marketable securities, are not less than 100 percent of net short-term borrowings. Credco’s total back-up liquidity coverage of net short-term borrowings was in excess of 100 percent at December 31, 2008 and 2007.

DEPOSIT PROGRAMS
Historically, the vast majority of deposits raised at Centurion Bank and FSB came through the issuance of certificates of deposit (CDs) to institutional investors in amounts that exceeded the maximum amount of FDIC insurance. During the fourth quarter of 2008, the Company significantly shifted its deposit-gathering activities from institutional to individual deposits in which the amounts are fully covered by FDIC deposit insurance. Institutional CDs were subject to many of the same factors that have affected the unsecured debt and asset securitization markets, and investors reduced their demand for CDs during the fourth quarter of 2008.
     As part of its continuing objective to target broad and diversified sources of funding, the Company sought to increase its funding sources directed to individual investors. During 2008 the Company launched a retail CD program through the Banks. These CDs are offered to individual, retail depositors in amounts that fully qualify for FDIC insurance protection. The Company’s deposits are currently gathered through distribution arrangements with other firms providing brokerage and investment services to individuals. The Company believes it can use the American Express brand name to expand its deposit base as a key source of funding and is pursuing a number of strategies to raise additional deposits, including offering retail deposits directly to the consumers.

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

     As of December 31, 2008, the Company held the following deposits:

(Billions)	2008	2007
Retail:
Cash sweep accounts	$7.1	$2.1
CDs	6.2	—
Institutional	0.8	10.9
Others	1.4	2.4
Total customer deposits	$15.5	$15.4

LONG-TERM DEBT PROGRAMS
In 2008, the Company and its subsidiaries issued debt and asset securitizations with maturities ranging from 1 to 30 years. These amounts included approximately $11.5 billion of AAA-rated charge and lending securitization certificates and $17.4 billion of unsecured debt across a variety of maturities and markets. During the year, the Company retained approximately $656 million of related A-rated securities and $783 million of BBB-rated securities, as the pricing and yields for these securities were not attractive for the Company due to the market conditions.
     On October 14, 2008, the FDIC announced the establishment of the Temporary Liquidity Guarantee Program (TLGP), to temporarily guarantee newly-issued senior unsecured debt of eligible entities, including insured banks, and to provide guarantee coverage to non-interest-bearing transaction accounts in FDIC-insured institutions, regardless of amount. Centurion Bank and FSB, as FDIC depository institutions, are both eligible to participate in this program and issue up to $13.3 billion of unsecured debt that would be guaranteed under the TLGP. The $17.4 billion of unsecured debt issued in 2008 included the issuance of $5.9 billion of unsecured debt in December by FSB through its access to the TLGP.
     The Company’s 2008 offerings, which include those made by the Parent Company, Credco, Centurion Bank, FSB, American Express Receivables Financing Corporation LLC V (the Charge Trust) and the American Express Credit Account Master Trust (the Lending Trust), are presented in the following table on both a GAAP and managed basis:

(Billions)	Amount
American Express Company (Parent Company only):
Fixed and Floating Rate Senior Notes	$3.0
American Express Credit Corporation:
Fixed and Floating Rate Senior Notes	6.2
American Express Bank, FSB:
Fixed and Floating Rate Senior Notes	8.1
American Express Receivables Financing
Fixed and Floating Rate Senior Notes and Subordinated Notes	1.9
GAAP Basis	19.2
American Express Credit Account Master Trust:
Trust Investor Certificates	11.0
Managed Basis (a)	$30.2

(a)	On a managed basis, issuances from the Charge Trust, an on-balance sheet entity, and the Lending Trust, an off-balance sheet entity, include $125 million and $1.3 billion, respectively, of the related A-rated and BBB-rated securities retained by the Charge and Lending trusts during the year.

ASSET SECURITIZATION PROGRAMS
The Company periodically securitizes cardmember receivables and loans arising from its card business. The securitization market provides the Company with cost-effective funding; however, the asset securitization market has been broadly unavailable since September 2008. Securitization of cardmember receivables and loans is accomplished through the transfer of those assets to a trust, which in turn issues certificates or notes (securities) to third-party investors collateralized by the transferred assets. The proceeds from issuance are distributed to the Company, through its wholly-owned subsidiaries, as consideration for the transferred assets. Securitization transactions are accounted for as either a sale or secured borrowing, based upon the structure of the transaction.

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

     Securitization of cardmember receivables generated under designated consumer charge card and small business charge card accounts is accomplished through the transfer of cardmember receivables to the American Express Issuance Trust (Charge Trust). Securitizations of these receivables are accounted for as secured borrowings because the Charge Trust is not a qualifying special purpose entity (QSPE). Accordingly, the related assets being securitized are not accounted for as sold and continue to be reported as owned assets on the Company’s Consolidated Balance Sheets. The related securities issued to third-party investors are reported as long-term debt on the Company’s Consolidated Balance Sheets. At December 31, the Charge Trust held total assets and liabilities of:

(Billions)	2008	2007
Assets	$7.8	$9.0
Liabilities	$5.0	$3.1

Securitization of the Company’s cardmember loans generated under designated consumer lending accounts is accomplished through the transfer of cardmember loans to a QSPE, the Lending Trust. In a securitization structure like the Lending Trust (a revolving master trust), credit card accounts are selected and the rights to the current cardmember loans, as well as future cash flows related to the corresponding accounts, are transferred to the trust for the life of the accounts. In consideration for the transfer of these rights, the Company, through its wholly-owned subsidiaries, receives an undivided, pro rata interest in the trust referred to as the “seller’s interest”, which is reflected on its balance sheet as a component of cardmember loans. The seller’s interest is required to be maintained at a minimum level of 7 percent of the outstanding securities in the Lending Trust. If the seller’s interest was reduced below the 7 percent level, the Company would be required to add additional cardmember loans to the Lending Trust. As of December 31, 2008, the amount of seller’s interest was approximately 40 percent of outstanding securities.
     When the Lending Trust issues a security to a third party, a new investor interest is created. The Company removes the corresponding cardmember loans from its Consolidated Balance Sheets, recognizes a gain on sale and release of credit reserves, and records an interest-only strip. Since the third quarter of 2007, the Company has also typically been retaining any subordinated securities issued as part of a transaction, due to present market conditions.
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
     The Company retains servicing responsibilities for the transferred cardmember loans through its subsidiary, TRS, and earns a related fee. No servicing asset or liability is recognized at the time of a securitization because the Company receives adequate compensation relative to current market servicing fees. Any billed finance charges related to the investors’ portion of securitized cardmember loans are reported as other assets on the Company’s Consolidated Balance Sheets. At December 31, the Lending Trust held total assets of:

(Billions)	2008	2007
Investors’ interest	$29.0	$22.7
Seller’s interest	12.6	13.5
Lending Trust total assets	$41.6	$36.2

At December 31, the fair value of the retained interests was as follows:

(Millions)	2008	2007
Subordinated securities	$744	$78
Interest-only strip	32	223
Total	$776	$301

Under the respective terms of the Lending Trust and the Charge Trust agreements, the occurrence of certain events could result in payment of trust expenses, establishment of reserve funds, or in a worst-case scenario, early amortization of investor certificates. See Note 6 to the Consolidated Financial Statements for the definition of Excess Spread, net, Total Excess Spread Rate, net, and the related key metrics reported by each trust.
     In the event the excess spread, net in the Lending Trust becomes negative, and the issuer rate collections are utilized to pay Lending Trust expenses, this would be reflected as an expense in securitization income, net in the Company’s Consolidated Statements of Income and as a reduction of the Total Excess Spread Rate, net.
     In the event the excess spread rate, net for a given fixed or floating rate series is reduced below certain levels for either the Lending Trust or the Charge Trust, certain triggering events occur, including:

  If the three-month average excess spread rate, net for a given fixed or floating rate series falls below five percent or four percent for the Lending Trust and Charge Trust, respectively, the affected Trust is required to fund a cash reserve account (from cash that would normally revert back to the Company through its subsidiaries) in increasing amounts from $6 million up to a maximum of approximately $2.0 billion for the Lending Trust and from $52 million up to a maximum of approximately $207 million for the Charge

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

Trust. During February 2009, for certain fixed rate series within the Lending Trust, a cash reserve account is required to be funded in the amount of $22 million, of which a partial funding in the amount of $1.5 million is being recorded in other receivables on the Company’s Consolidated Balance Sheets. The Company has rights to this cash, and it will only be used if this cash is required to help pay-off any outstanding principal or interest at maturity or in the event of an early amortization (see below). These fixed rate series, referred to above, will mature in 2009 and 2011, and it is expected that the cash in the cash reserve account will revert back to the Company upon maturity.

  If the three-month average excess spread rate, net for a given fixed or floating rate series for either Trust falls below zero percent, an early amortization of the affected Trust will occur. The applicable cash reserve account (see above) for each Trust is available to the investors if the collections from the securitized loans and receivables are insufficient to pay the principal balance of the investors’ notes and certificates.

  In the event of an early amortization of the Lending Trust, the lending receivable assets and investor certificates issued by the Lending Trust would revert to the Company’s balance sheet and the investor certificates would be required to be repaid over an approximate four month period, based on the estimated average life of the securitized loans. Although the repayment of the investor certificates is non-recourse to the Company, the Company would need an alternate source of funding for the lending receivables assets that, as a consequence of the early amortization, would revert to the Company’s balance sheet, as well as for lending receivables assets that would be generated in the future from the accounts that are the source of the reverted receivables.

  In the event of an early amortization of the Charge Trust, the underlying investor notes issued by the Charge Trust are required to be repaid over an approximate one month period, based on the estimated average life of the securitized receivables.

  In the event of an early amortization event of either of the Trusts, obtaining an alternative source of funding of a commensurate amount would present a severe liquidity challenge for the Company.

With respect to both the Lending Trust and the Charge Trust, a decline in the actual or implied short-term credit rating of TRS below A-1/P-1 would trigger a requirement that TRS, as servicer, transfer collections on the securitized assets to investors on a daily, rather than a monthly, basis or make alternative arrangements with the rating agencies to allow TRS to continue to transfer collections on a monthly basis. Such alternative arrangements include obtaining appropriate guarantees for the performance of the payment and deposit obligations of TRS, as servicer. No such events have occurred during 2008 and 2007.
     No officer, director, or employee holds any equity interest in either trust, or receives any direct or indirect compensation from either trust. Neither trust in the Company’s securitization programs owns stock of the Company or the stock of any affiliate. Investors in the securities issued by either trust have no recourse against the Company if cash flows generated from the securitized assets are inadequate to service the obligations of either trust.
     For additional information about the Company’s asset securitizations that could affect the Company’s liquidity position including three-month average excess spread rates, refer to Note 6 to the Consolidated Financial Statements.

LIQUIDITY STRATEGY
The Company seeks to ensure that it has adequate liquidity in the form of cash and readily-marketable securities easily convertible into cash, as well as access to cash and equivalents, to continuously meet its business needs, sustain operations, and satisfy its obligations for a period of at least 12 months without access to the unsecured and asset securitization debt capital markets. This objective is managed by regularly accessing capital through a broad and diverse set of funding programs, by maintaining cash and readily-marketable securities, as well as through a variety of contingent sources of cash and financing. The Company maintains a liquidity plan that enables it to continuously meet its daily obligations when its access to financing becomes impaired or markets become inaccessible. The plan contemplates a hypothetical 12-month liquidity crisis occurring as a sudden and unexpected event that makes financing from its various funding sources unavailable.
     The sources of cash in such stress environments include, but are not limited to, the Company’s cash and readily-marketable securities, an undrawn committed conduit facility to purchase securitized credit card receivables, secured borrowing from the Federal Reserve Bank of San Francisco through the Federal Reserve discount window and the Term Auction Facility (TAF), remaining capacity under the TLGP and CPFF through the period of the programs’ expiration, the sale of consumer and commercial cardmember receivables, and small business and consumer loans to private investors through its existing securitization programs, as well as committed bank credit facilities. The Company has identified over $80 billion in alternate sources of cash from these sources.
     As a result of the Company’s funding activities during 2008, the Company raised funds that substantially exceeded its 2008 funding needs. The excess was invested with the purpose of increasing the amount of cash and readily-marketable securities the Company holds.

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

     As of December 31, 2008, the Company’s cash and readily-marketable securities position was as follows:

(Billions)	Total
Cash and cash equivalents	$16.9	(a)
Readily-marketable securities	5.1	(b)
Total cash and readily-marketable securities	22.0
Short-term debt outstanding	(9.0)
Excess liquidity investment portfolio	$13.0

(a)	Excludes cash and cash equivalents on hand for day-to-day operations of $3.6 billion.

(b)	Consists of certain available-for-sale investment securities (U.S. Treasury and government-sponsored agencies) that are considered highly liquid.

In addition, the Company received $3.39 billion of CPP proceeds on January 9, 2009.
     The upcoming approximate maturities of the Company’s long-term debt and debt issued in connection with off-balance sheet securitizations are as follows:

(Billions)	Debt Maturities
		Off-
		Balance
Quarter Ending:	Long-term	Sheet	Total
March 31, 2009	$2.3	$1.5	$3.8
June 30, 2009	7.2	0.6	7.8
September 30, 2009	2.6	2.7	5.3
December 31, 2009	2.8	—	2.8
Total	$14.9	$4.8	$19.7

The Company’s funding needs for 2009 are expected to arise from these debt maturities as well as changes in business needs, primarily changes in outstanding cardmember loans and receivables. Based upon current expectations for reductions in loan and receivables balances, the Company believes that its excess cash and readily-marketable securities are sufficient to meet its funding needs throughout 2009. This excludes any impact if the securitization trusts were to trigger certain events that would require an early amortization.
     The Company considers various factors in determining the amount of liquidity it maintains, such as economic and financial market conditions, seasonality in business operations, growth in its businesses, the cost and availability of alternative liquidity sources, and regulatory and credit rating agency considerations.
     The amount of cash and readily-marketable securities the Company expects to maintain will be substantially greater than its historical levels of holdings. The Company expects to incur higher net interest cost on these amounts, which will be dependent on the amount the Company actually maintains, as well as the difference between its cost of funding these amounts and their investment yields.

Cash and Readily-Marketable Securities
At December 31, 2008, the Company held, as part of its contingent liquidity plan, a total of $16.9 billion of short-term instruments and $5.1 billion of longer-term readily-marketable securities. These investments are of high credit quality, highly liquid short-term instruments and longer term, highly liquid instruments, such as U.S. Treasury securities, government-sponsored entity debt, or government-guaranteed debt. These instruments are managed to either mature prior to the maturity of borrowings that will occur within the next 12 months, or are sufficiently liquid that the Company can sell them or enter into sale/repurchase agreements to immediately raise cash proceeds to meet liquidity needs.

Securitized Borrowing Capacity
Securitized borrowings through its conduit facility and the Federal Reserve discount window are significant sources within the Company’s liquidity plan.

Conduit Facility
The conduit facility is a $5 billion committed bank agreement that gives the Company the right to sell up to $5 billion face amount of AAA-rated certificates issued from the American Express Credit Account Master Trust (the Lending Trust). This facility can be utilized in any amount up to $5 billion and at any time through June 29, 2009. The purchasers’ commitments to fund any unfunded amounts under this facility are subject to the terms and conditions of, among other things, a purchase agreement among subsidiaries, the purchasers and certain other parties. This agreement contains, among other things, a condition that the ratings of “Aaa” by Moody’s and “AAA” by S&P’s on the certificates shall not have been reduced or withdrawn (and are not on credit watch or negative outlook for possible downgrade below such ratings).

Federal Reserve Discount Window and Term Auction Facility
FSB and Centurion Bank are insured depository institutions that have the capability of borrowing from the Federal Reserve Bank of San Francisco, subject to the amount of qualifying collateral that they pledge. On October 3, 2008, the Banks were approved to access the discount window and the TAF, subject to the discretion of the Federal Reserve Bank of San Francisco and sufficient credit and charge card receivables pledged as collateral, thereby providing the Banks with an additional source of liquidity, if needed.
     The Company has approximately $41.6 billion in U.S. credit card loans and charge card receivables that could be sold over time through its existing securitization trusts, its undrawn committed securitization facility referred to above, or pledged in return for secured borrowings, to provide further liquidity, subject in each case to applicable market conditions and eligibility criteria.

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

Committed Bank Credit Facilities
The Company maintained committed bank credit facilities at December 31, 2008 as follows:

		Parent			Centurion
(Billions)	Total	Company	Credco		Bank	FSB
Committed(a)	$11.2	$1.3	$9.1	(b)	$0.4	$0.4
Outstanding	$2.5	$—	$2.5		$—	$—

(a)	Committed lines supported by 34 financial institutions.

(b)	Credco has the right to borrow a maximum amount of $10.4 billion with a commensurate maximum $1.3 billion reduction in the amount available to Parent Company.

The Company’s committed facilities expire as follows:

(Billions)
2010	$2.0
2011	3.2
2012	6.0
Total	$11.2

The availability of the credit lines is subject to the Company’s compliance with certain financial covenants, including the maintenance by the Company of consolidated tangible net worth of at least $4.1 billion, the maintenance by Credco of a 1.25 ratio of combined earnings and fixed charges to fixed charges, and the compliance by Centurion Bank and FSB with applicable regulatory capital adequacy guidelines. At December 31, 2008, the Company’s consolidated tangible net worth was approximately $9.8 billion, Credco’s ratio of combined earnings and fixed charges to fixed charges was 1.50 and Centurion Bank and FSB each exceeded their regulatory capital adequacy guidelines.
     Committed bank credit facilities do not contain material adverse change clauses, which may preclude borrowing under the credit facilities. The facilities may not be terminated should there be a change in the Company’s credit rating.
     In consideration of all the funding sources described above, the Company believes it would have access to liquidity to satisfy all maturing obligations and fund normal business operations for at least a 12-month period in the event that access to the secured and unsecured fixed income capital markets is completely interrupted for that length of time. Refer to Note 6 to the Consolidated Financial Statements. These events are not considered likely to occur.

Parent Company Funding
Parent Company long-term debt outstanding was $7.9 billion and $6.7 billion at December 31, 2008 and 2007, respectively. During 2008, the Parent Company issued $2.0 billion of 7 percent fixed-rate Senior Notes due 2018 and $1 billion of 8.15 percent fixed-rate Senior Notes due 2038.
     The Parent Company is authorized to issue commercial paper. This program is supported by a $1.25 billion multi-purpose committed bank credit facility. The credit facility will expire in 2010 and 2012 in the amounts of $500 million and $750 million, respectively. There was no Parent Company commercial paper outstanding during 2008 and 2007, and no borrowings have been made under its bank credit facility.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The Company has identified both on- and off-balance sheet transactions, arrangements, obligations, and other relationships that may have a material current or future effect on its financial condition, changes in financial condition, results of operations, or liquidity and capital resources.

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

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

	Payments due by year
					2014 and
(Millions)	Total	2009	2010–2011	2012–2013	thereafter
On-Balance Sheet(a):
Long-term debt	$60,041	$14,948	$19,346	$16,400	$9,347
Interest payments on long-term debt(b)	8,996	1,642	2,468	1,492	3,394
Other long-term liabilities(c)	294	126	49	26	93
Off-Balance Sheet:
Lease obligations	2,639	265	446	340	1,588
Purchase obligations(d)	713	581	115	17	—
Total	$72,683	$17,562	$22,424	$18,275	$14,422

(a)	The above table excludes approximately $1.2 billion of tax liabilities that have been recorded in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” as inherent complexities and the number of tax years currently open for examination in multiple jurisdictions do not permit reasonable estimates of payments, if any, to be made over a range of years.

(b)	Estimated interest payments were calculated using the effective interest rate in place at December 31, 2008, and reflects the effect of existing interest rate swaps. Actual cash flows may differ from estimated payments.

(c)	At December 31, 2008, there were no minimum required contributions, and no contributions are currently planned, for the U.S. American Express Retirement Plan. For the U.S. American Express Supplemental Retirement Plan and non-U.S. defined benefit pension and postretirement benefit plans, contributions in 2009 are anticipated to be approximately $88 million, and this amount has been included within other long-term liabilities. Remaining obligations under defined benefit pension and postretirement benefit plans aggregating $648 million have not been included in the table above as the timing of such obligations is not determinable. Additionally, other long-term liabilities do not include $4.6 billion of Membership Rewards liabilities as the Company does not consider these to be long-term obligations.

(d)	The purchase obligation amounts represent non-cancelable minimum contractual obligations by period under contracts that were in effect at December 31, 2008. Termination fees are included in these amounts.

The Company also has certain contingent obligations to make payments under contractual agreements entered into as part of the ongoing operation of the Company’s business, primarily with co-brand partners. The contingent obligations under such arrangements were approximately $6.1 billion as of December 31, 2008.
     In addition to the off-balance sheet contractual obligations noted above, the Company has off-balance sheet arrangements that include guarantees, retained interests in structured investments, unconsolidated variable interest entities and other off-balance sheet arrangements as more fully described below.

GUARANTEES
The Company’s principal guarantees are associated with cardmember services to enhance the value of owning an American Express card. At December 31, 2008, the Company had guarantees totaling approximately $69 billion related to cardmember protection plans, as well as other guarantees in the ordinary course of business that are within the scope of FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). Refer to Note 15 to the Consolidated Financial Statements for further discussion regarding the Company’s guarantees.

CERTAIN OTHER OFF-BALANCE SHEET ARRANGEMENTS
At December 31, 2008, the Company had approximately $253 billion of unused credit available to cardmembers as part of established lending product agreements. Total unused credit available to cardmembers does not represent potential future cash requirements, as a significant portion of this unused credit will likely not be drawn. The Company’s charge card products have no pre-set limit and, therefore, are not reflected in unused credit available to cardmembers. As discussed in the Consolidated Liquidity and Capital Resources section, the Company’s securitizations of cardmember loans are also off-balance sheet. The Company’s cardmember receivables securitizations remain on the Consolidated Balance Sheets.
     Refer to Note 16 to the Consolidated Financial Statements for discussion regarding the Company’s other off-balance sheet arrangements.

RISK MANAGEMENT

INTRODUCTION
The key objective of risk management at American Express is to drive profitable growth, while limiting the exposure to adverse financial impacts. By building analytical and technological

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

capabilities, creating measurable limits on risk exposures, optimizing investment decisions, and identifying unacceptable risks, risk management contributes to the Company’s efforts to create shareholder and customer value.
     In addition to business risk, the Company recognizes four fundamental sources of risk:

  Credit risk;

  Market risk;

  Liquidity risk; and

  Operational risk.

These risk types, which are described below, are interrelated and span the Company’s business units and geographic locations. Depending on their nature and scope, the Company manages and monitors these risks centrally at the enterprise-wide level and/or at the business unit level, as appropriate.

PRINCIPLES
The Company’s risk management is based on the following three principles:

  Independent oversight;

  Board-approval of risk limits and escalation triggers;

  Risk manager and business unit ownership of risk-return decision-making.

The measurement and reporting of the Company’s risks are performed independently by risk management leaders. The Company’s risk management leaders partner with business unit managers in making risk-return decisions using standardized risk metrics. Both risk and business unit managers are jointly accountable for the outcome of risk-return decisions within the Enterprise-wide Risk Management Committee (ERMC) and the Board approved limits and escalation triggers.

GOVERNANCE
The Audit Committee of the Board approves the Company’s Enterprise-wide Risk Management policy, which defines risk management objectives, risk appetite limits, and the governance structure. The ERMC supports the Board in its oversight function and works closely with the Company’s most senior executives to ensure that risk management policies are implemented across the Company. The ERMC measures and monitors enterprise-wide risk with a particular emphasis on preventing excessive risk taking. It also establishes subordinate risk policies for each of the four sources of risk noted above and oversees risk committees across the Company.
     Business unit managers and independent risk management leaders are responsible for optimizing risk-return decisions and containing risk within established limits.
     The large majority of transactions and initiatives can proceed within the existing business unit risk management processes. However, risks that are large, new, or with enterprise-wide implications receive enhanced scrutiny.

ROLES AND RESPONSIBILITIES
The ERMC is chaired by the Company’s Chief Risk Officer who reports directly to the President of American Express Company, who also leads the Global Consumer Group. The Chief Risk Officer is directly responsible for individual and institutional credit risk and operational risk, and provides guidance on the risk-related issues through the ERMC. The Chief Risk Officer is supported by centralized functions such as global fraud, privacy and enterprise risk, and the Chief Credit Officer of each business unit.
     In addition, the Chief Risk Officer is responsible for creating an appropriate company-wide risk culture, monitoring and reporting on the Company’s risk profile, ensuring adherence to the approved risk tolerance/escalation guidelines, and implementing best-in-class approaches to risk management throughout the Company.
     In addition to the Chief Risk Officer, the ERMC is composed of:

  The Chief Market Risk Officer;

  The Chief Operational Risk Officer;

  The Chief Credit Officers of each operating segments of the Company; and

  The enterprise-wide leaders for compliance, controllership, global banking, and information security.

In order to enhance its enterprise-wide risk assessment, the ERMC continues to evolve risk management capabilities that help the Company make better business and investment decisions as well as strengthen measuring, managing and transparent reporting of risk. The ERMC also launches focused risk management initiatives to assess the sources of significant exposures.
     Under the ERMC leadership, committees governing each risk type develop policies and procedures for their specific areas, manage and monitor those risks, and strengthen risk capabilities.

CREDIT RISK MANAGEMENT PROCESS
Credit risk is defined as the risk of loss from obligor or counterparty default. Credit risks in the Company are divided into two broad categories: consumer and institutional. Each has distinct risk management tools and metrics.

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

CONSUMER CREDIT RISK
Consumer credit risk arises principally from consumer and small business charge cards, credit cards, lines of credit, and loans. These portfolios consist of millions of borrowers across multiple geographies, occupations, industries and levels of net worth. The Company benefits from the attractive profile of its cardmembers, which is driven by brand positioning, underwriting, and customer management policies, premium customer servicing, and product reward features. The risk in these portfolios is correlated with broad economic trends, such as unemployment rates and home values, which can have a material affect on credit performance.
     General principles and the overall framework for managing consumer credit risk across the Company are defined in the Individual Credit Risk Policy approved by the ERMC. This policy is further supported by subordinate policies and practices covering all facets of consumer credit extension, including prospecting, approvals, authorizations, line management, collections, and fraud prevention. These policies ensure consistent application of credit management principles and standardized reporting of asset quality and loss recognition.
     Consumer credit risk management is supported by sophisticated proprietary scoring and decision-making models that use the most up-to-date proprietary information on customers, such as spending and payment history, data feeds from credit bureaus, and mortgage information. The Company has developed unique decision logic for each customer interaction, including prospect targeting, new account approvals, line assignment, balance transfers, cross selling and overall account management and collection.

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
     General principles and the overall framework for managing institutional credit risk across the Company are defined in the Institutional Credit Risk Policy approved by the ERMC. The Institutional Risk Management Committee (IRMC) is responsible for implementation and enforcement of this policy and for providing guidance to the credit officers of each business unit with substantial institutional credit risk exposures, who in turn make investment decisions in core risk capabilities, ensure proper implementation of the underwriting standards and contractual rights of risk mitigation, monitor risk exposures, and determine risk mitigation actions. The IRMC formally reviews large institutional exposures to ensure compliance with ERMC guidelines and procedures and escalates them to the ERMC as appropriate. At the same time, the IRMC provides continuous guidance to business unit risk teams to optimize risk-adjusted returns on capital. A company-wide risk rating utility and a specialized airline risk group provide risk assessment of institutional obligors.

MARKET RISK MANAGEMENT PROCESS
Market risk is the risk to earnings or value resulting from movements in market prices. The Company’s market risk exposure is primarily generated by:

  Interest rate risk in its card, insurance, and certificate businesses; and

  Foreign exchange risk in its international operations.

General principles and the overall framework for managing market risk across the Company are defined in the Market Risk Policy approved by the ERMC. Market risk is centrally managed by the Market Risk Committee, chaired by the Chief Market Risk Officer of the Company. Within each business, market risk exposures are monitored and managed by various asset/ liability committees, guided by Board-approved policies covering derivative financial instruments, funding and investments. Derivative financial instruments derive their value from an underlying variable or multiple variables, including interest rate, foreign exchange, and equity indices or prices. These instruments enable end users to increase, reduce or alter exposure to various market risks and, for that reason, are an integral component of the Company’s market risk and related asset/liability management strategy and processes. Use of derivative financial instruments is incorporated into the discussion below as well as Note 14.
     Market exposure is a byproduct of the delivery of products and services to cardmembers. Interest rate risk is primarily generated by funding cardmember charges and fixed-rate loans with variable rate borrowings. These assets and liabilities generally do not create naturally offsetting positions with respect to basis, re-pricing, or maturity characteristics.
     For the Company’s charge card and fixed-rate lending products, interest rate exposure is managed by shifting the mix of funding toward fixed-rate debt and by using derivative instruments, with an emphasis on interest rate swaps, which effectively fix interest expense for the length of the swap. The Company may change the amount hedged and the hedge percentage may change based on changes in business volumes and mix, among other factors. For the majority of its cardmember loans, which are linked to a floating rate base and generally reprice each month, the Company uses floating rate funding. The Company regularly reviews its strategy and may modify

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

it. Derivative financial instruments, primarily interest rate swaps, with notional amounts of approximately $18.0 billion were outstanding at December 31, 2008 and 2007. These derivatives generally qualify for hedge accounting. A portion of these derivatives outstanding as of December 31, 2008, extend to 2018. The Company does not engage in derivative financial instruments for trading purposes.
     The detrimental effect on the Company’s pretax earnings of a hypothetical 100 basis point increase in interest rates would be approximately $152 million ($112 million related to the U.S. dollar), based on the 2008 year-end positions. This effect, which is calculated using a static asset liability gapping model, is primarily determined by the volume of variable rate funding of charge card and fixed-rate lending products for which the interest rate exposure is not managed by derivative financial instruments. As of year end 2008, the percentage of total worldwide managed loans that were deemed to be fixed-rate was 36 percent, with the remaining 64 percent deemed to be variable rate.
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
     At December 31, 2008 and 2007, foreign currency products with total notional amounts of approximately $17 billion and $14 billion, respectively, were outstanding. Derivative hedging activities related to cross-currency charges, balance sheet exposures, and foreign currency earnings generally do not qualify for hedge accounting; however, derivative hedging activities related to translation exposure of foreign operations generally do.
     With respect to cross-currency charges and balance sheet exposures, including related foreign exchange forward contracts outstanding, the effect on the Company’s earnings of a hypothetical 10 percent change in the value of the U.S. dollar would be immaterial as of December 31, 2008. With respect to foreign currency earnings, the adverse impact on pretax income of a 10 percent strengthening of the U.S. dollar related to anticipated overseas operating results for the next 12 months, including any related foreign exchange forward contracts entered into in January 2009, would hypothetically be $105 million as of December 31, 2008. With respect to translation exposure of foreign operations, including related foreign exchange forward contracts outstanding, a 10 percent strengthening in the U.S. dollar would result in an immaterial reduction in equity as of December 31, 2008.
     The actual impact of interest rate and foreign exchange rate changes will depend on, among other factors, the timing of rate changes, the extent to which different rates do not move in the same direction or in the same direction to the same degree, and changes in the volume and mix of the Company’s businesses.
     For example, the Company is also subject to market risk from changes in the relationship between the benchmark prime rate that determines the yield on its variable-rate lending receivables and the benchmark LIBOR rate that determines the effective interest cost on a significant portion of its outstanding debt, including asset securitizations. Simultaneous and identically-sized changes in the same direction of these two indices do not contribute to the market risk described above, as there is no material mismatch in the effective repricing frequency of these two indices. However, differences in the rate of change of these two indices, commonly referred to as basis risk, will impact the Company’s variable-rate U.S. lending net interest margin. The Company currently has approximately $44.6 billion of prime-based, variable-rate U.S. lending receivables that are funded with LIBOR-indexed debt, including asset securitizations. Historically, the spread between 1 month LIBOR and the federal funds rate has averaged 20 basis points. During the fourth quarter of 2008, this spread was as high as approximately 300 basis points, although it has subsequently declined from those levels.

LIQUIDITY RISK MANAGEMENT PROCESS
Liquidity risk is defined as the inability to access cash and equivalents needed to meet business requirements and satisfy the Company’s obligations. General principles and the overall framework for managing liquidity risk across the Company are defined in the Liquidity Risk Policy approved by the ERMC. The Company balances the trade-offs between maintaining too much liquidity, which can be costly and limit financial flexibility, with having inadequate liquidity, which may result in financial distress during a liquidity event. Liquidity risk is centrally managed by the Funding and Liquidity Committee, chaired by the Corporate Treasurer. The Company has developed a liquidity plan that enables it to meet its daily cash obligations when access to both unsecured and secured funds in the debt capital markets is impaired or unavailable. This plan is designed to ensure that the Company and all of its main operating entities could continuously maintain business operations for a 12-month period in which its access to all capital markets financing is interrupted. The hypothetical 12-month liquidity crisis is assumed to occur as a sudden and unexpected event that temporarily impairs access to or makes unavailable financing in the unsecured debt capital markets.

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

     Liquidity risk is managed both at an aggregate company level and at the major legal entities in order to ensure that sufficient funding and liquidity resources are available in the amount and in the location needed in a stress event. The Funding and Liquidity Committee manages the forecasts of the Company’s aggregate and subsidiary cash positions and financing requirements, the funding plans designed to satisfy those requirements under normal conditions, establishes guidelines to identify the amount of liquidity resources required, and monitors positions and determines any actions to be taken. Liquidity planning also takes into account operating cash flexibilities.

OPERATIONAL RISK MANAGEMENT PROCESS
 Managing operational risk is an important priority for the Company. The Company defines operational risk as the risk of not achieving business objectives due to inadequate or failed processes or information systems, human error or the external environment (e.g., natural disasters) including losses due to failures to comply with laws and regulations. Operational risk is inherent in all business activities and can impact an organization through direct or indirect financial loss, brand damage, customer dissatisfaction, or legal or regulatory penalties. Current areas of significant focus include data protection, anti-money laundering, vendor risk, impact of reengineering efforts, financial reporting risk and both internal and external fraud.
     The general principles and the overall framework for managing operational risk across the Company are defined in the Operational Risk Policy approved by the ERMC. The Operational Risk Management Committee (ORMC) provides governance for the operational risk framework including related policies and is chaired by the Chief Operational Risk Officer with member representation from business units and support groups. These groups have the responsibility for implementing the framework as well as for the day-to-day management of operational risk.
     In order to appropriately measure operational risk, the Company has developed a comprehensive operational risk model. This model assesses (i) risk events, i.e. what occurred or could have occurred; (ii) root causes, i.e. why did it occur or could have occurred; and (iii) impact, i.e. how was the Company affected or might have been affected. The impact on the Company is assessed from a financial, brand, regulatory and legal perspective. The operational risk model also assesses the frequency and likelihood that events may occur again so that the appropriate mitigation steps may be taken.
     Additionally, the Company uses an operational risk framework to identify, measure, monitor, and report inherent and emerging operational risks. This framework consists of a) the ORMC oversight, b) an operational risk event capture process, and c) process and entity-level risk self assessments.
     Internal losses and external losses are captured and analyzed in the operational risk event capture database. Risk managers responsible for the areas where losses have occurred are required to create action plans and escalate events based on thresholds to the ORMC.
     The process risk self-assessment methodology is used to facilitate compliance with Section 404 of the Sarbanes-Oxley Act, and is also used for non-financial operational risk self assessments. This methodology involves identifying key processes across the Company and then determining the inherent operational risks. Once these risks have been identified, the existing control environment is defined, key controls are tested and relevant issues are escalated to the appropriate governing bodies.
     The operational risk framework also includes the entity risk self-assessment. This is a risk workshop where senior leaders identify the key operational risks that the business unit or support group faces and determines the Company’s preparedness to respond should these risks occur. Top risks are tracked to ensure that the appropriate monitoring or mitigation is in place.
     The Company also has a reporting process that provides business unit leaders with operational risk information on a quarterly basis to help them assess the overall operational risks of their business units. These scorecards identify the key components of the operational risk framework and relevant operational risk metrics.
     These initiatives have resulted in improved operational risk intelligence and heightened level of preparedness to manage risk events and conditions that may adversely impact the Company’s operations.

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
     The Company considers a combination of factors when evaluating the composition of its reportable operating segments, including the results reviewed by the chief operating decision maker, economic characteristics, products and services offered, classes of customers, product distribution channels, geographic considerations (primarily U.S. versus international), and regulatory environment considerations. Refer to Note 24 to the Consolidated Financial Statements for additional discussion of products and services by segment.

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

     Results of the business segments essentially treat each segment as a stand-alone business. The management reporting process that derives these results allocates income and expense using various methodologies as described below.

TOTAL REVENUES NET OF INTEREST EXPENSE
The Company allocates discount revenue and certain other revenues among segments using a transfer pricing methodology. Segments earn discount revenue based on the volume of merchant business generated by cardmembers. Within the USCS, ICS, and GCS segments, discount revenue reflects the issuer component of the overall discount rate; within the GNMS segment, discount revenue reflects the network and merchant component of the overall discount rate. Total interest income and net card fees are directly attributable to the segment in which they are reported.

PROVISIONS FOR LOSSES
The provisions for losses are directly attributable to the segment in which they are reported.

EXPENSES
Marketing and promotion expenses are reflected in each segment based on actual expenses incurred, with the exception of brand advertising, which is reflected in the GNMS segment. Rewards and cardmember services expenses are reflected in each segment based on actual expenses incurred within each segment.
     Salaries and employee benefits and other operating expenses, such as professional services, occupancy and equipment and communications, reflect expenses incurred directly within each segment. In addition, expenses related to the Company’s support services, such as technology costs, are allocated to each segment based on support service activities directly attributable to the segment. Other overhead expenses, such as staff group support functions, are allocated to segments based on each segment’s relative level of pretax income, with the exception of certain fourth quarter 2008 severance and other charges of $133 million related to the Company’s fourth quarter reengineering initiative. These charges were reflected in the Corporate & Other segment as this was a corporate initiative, which is further discussed in Note 25 to the Consolidated Financial Statements and earlier in the Financial Review. This presentation is consistent with how such charges were reported internally. Financing requirements are managed on a consolidated basis. Funding costs are allocated based on segment funding requirements.

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

U.S. CARD SERVICES

SELECTED INCOME STATEMENT DATA GAAP BASIS PRESENTATION

Years Ended December 31,
(Millions)	2008	2007	2006
Revenues
Discount revenue, net card fees and other	$10,357	$10,243	$9,286
Securitization income, net	1,070	1,507	1,489
Interest income	4,736	5,125	3,688
Interest expense	2,166	2,653	1,843
Net interest income	2,570	2,472	1,845
Total revenues net of interest expense	13,997	14,222	12,620
Provisions for losses	4,389	2,998	1,625
Total revenues net of interest expense after provision for losses	9,608	11,224	10,995
Expenses
Marketing, promotion, rewards and cardmember services	4,837	5,140	4,445
Salaries and employee benefits and other operating expenses	3,630	3,354	3,227
Total	8,467	8,494	7,672
Pretax segment income	1,141	2,730	3,323
Income tax provision	289	907	1,171
Segment income	$852	$1,823	$2,152

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

SELECTED STATISTICAL INFORMATION(a)

Years Ended December 31,
(Billions, except percentages and where indicated)	2008	2007	2006
Card billed business	$382.0	$375.2	$333.4
Total cards-in-force (millions)	44.2	43.3	40.7
Basic cards-in-force (millions)	32.9	32.3	30.1
Average basic cardmember spending (dollars)	$11,594	$12,011	$11,521
U.S. Consumer Travel:
Travel sales (millions)	$3,113	$2,975	$2,357
Travel commissions and fees/sales	8.2%	8.0%	8.4%
Total segment assets	$77.8	$82.3	$71.0
Segment capital (millions)(b)	$4,788	$4,454	$4,686
Return on average segment capital(c)	18.0%	40.2%	47.4%
Return on average tangible segment capital(c)	19.0%	41.8%	49.2%
Cardmember receivables:
Total receivables	$17.8	$21.4	$20.6
30 days past due as a % of total	3.7%	N/A	N/A
Average receivables	$19.2	$19.7	$18.3
Net write-off rate(d)	3.6%	N/A	N/A
Cardmember lending — owned basis(e):
Total loans(f)	$32.7	$43.3	$33.5
30 days past due loans as a % of total	4.7%	2.8%	2.1%
Average loans(f)	$36.7	$37.1	$27.5
Net write-off rate	5.8%	3.1%	2.5%
Net interest yield on cardmember loans(g)	8.5%	8.9%	8.9%
Cardmember lending — managed basis(h):
Total loans(f)	$62.4	$65.9	$53.7
30 days past due loans as a % of total	4.7%	2.8%	2.2%
Average loans(f)	$64.0	$58.2	$47.9
Net write-off rate	5.5%	3.1%	2.4%
Net interest yield on cardmember loans(g)	9.1%	9.1%	9.1%

(a)	See Glossary of Selected Terminology for the definitions of certain key terms and related information.

(b)	Segment capital represents capital allocated to a segment based upon specific business operational needs, risk measures, and regulatory capital requirements.

(c)

Return on average segment capital is calculated by dividing (i) segment income ($852 million, $1.8 billion, and $2.2 billion for 2008, 2007, and 2006, respectively) by (ii) average segment capital ($4.7 billion, $4.5 billion, and $4.5 billion for 2008, 2007, and 2006, respectively). Return on average tangible segment capital is computed in the same manner as return on average segment capital except the computation of average tangible segment capital excludes average goodwill and other intangibles of $243 million, $170 million, and $171 million at December 31, 2008, 2007, and 2006, respectively. The Company believes the return on average tangible segment capital is a useful measure of the profitability.

(d)

In the fourth quarter of 2008, the Company revised the time period in which past due cardmember receivables in USCS are written off to 180 days past due, consistent with applicable bank regulatory guidance. Previously, receivables were written off when 360 days past due. The net write-offs for 2008 include approximately $341 million resulting from this write-off methodology change, which is not reflected in the table above. Including the $341 million in write-offs, the net write-off rate was 5.4 percent for 2008.

(e)	“Owned,” a GAAP basis measurement, reflects only cardmember loans included on the Company’s Consolidated Balance Sheets.

(f)

Loan balances used to calculate average loans for all periods presented have been revised in connection with the Company’s conversion to a bank holding company. Specifically, deferred card fees net of deferred direct acquisition costs for cardmember loans were reclassified from other liabilities to cardmember loans for all periods.

(g)

See below for calculations of net interest yield on cardmember loans. The Company believes net interest yield on cardmember loans (on both an owned and managed basis) is useful to investors because it provides a measure of profitability of the Company’s cardmember lending portfolio.

(h)

Includes on-balance sheet cardmember loans and off-balance sheet securitized cardmember loans. The difference between the “owned basis” (GAAP) information and “managed basis” information is attributable to the effects of securitization activities. Refer to the information set forth under U.S. Card Services Selected Financial Information for further discussion of the managed basis presentation.

CALCULATION OF NET INTEREST YIELD ON CARDMEMBER LOANS(a)

(Millions, except percentages and where indicated)	2008	2007
Owned Basis:
Net interest income	$2,570	$2,472
Average loans (billions)(b)	$36.7	$37.1
Adjusted net interest income	$3,127	$3,293
Adjusted average loans (billions)	$36.8	$37.1
Net interest yield on cardmember loans	8.5%	8.9%

(a)	See Glossary of Selected Terminology for the definitions of certain key terms and related information.

(b)

Loan balances used to calculate average loans for all periods presented have been revised in connection with the Company’s conversion to a bank holding company. Specifically, deferred card fees net of deferred direct acquisition costs for cardmember loans were reclassified from other liabilities to cardmember loans for all periods.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2008 – GAAP BASIS
The following discussion of U.S. Card Services’ segment results of operations is presented on a GAAP basis.
     U.S. Card Services reported segment income of $852 million for 2008, a $971 million or 53 percent decrease from $1.8 billion in 2007, which decreased $329 million or 15 percent from 2006.

Total Revenues Net of Interest Expense
In 2008, U.S. Card Services’ total revenues net of interest expense decreased $225 million or 2 percent to $14.0 billion due to lower securitization income, net, decreased other commissions and fees and lower interest income, partially offset by slightly higher discount revenue, net card fees and other, as

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

well as lower interest expense. Discount revenue, net card fees and other of $10.4 billion in 2008, increased $114 million or 1 percent from 2007, due to higher other revenue, greater net card fees and increased travel commissions and fees, which were partially offset by lower commissions and fees. The increase in billed business reflected a 2 percent increase in basic cards-in-force, offset by a 3 percent decline in average basic cardmember spending. Within U.S. Card Services, small business volumes rose 7 percent in 2008, offset by a slight decrease in consumer billed business. Interest income of $4.7 billion in 2008 was $389 million or 8 percent lower than in 2007, primarily due to lower market interest rate-driven yields and a slight decrease in average owned lending balances. Interest expense of $2.2 billion in 2008, decreased $487 million or 18 percent as compared to a year ago, primarily due to a lower cost of funds. Total revenues net of interest expense of $14.2 billion in 2007 were $1.6 billion or 13 percent higher than 2006 as a result of higher interest income, increased discount revenue, net card fees and other, and greater securitization income, net, partially offset by increased interest expense.

Provisions for Losses
Provisions for losses increased $1.4 billion or 46 percent to $4.4 billion for 2008 compared to 2007, due to higher write-off and delinquency rates in the lending and charge portfolios reflecting the challenging U.S. credit environment. Provisions for losses increased $1.4 billion or 84 percent to $3.0 billion for 2007 compared to 2006, reflecting increased write-off and delinquency rates, the impact of loan growth, and the credit-related charge previously discussed.

Expenses
During 2008, U.S. Card Services’ expenses decreased $27 million or less than 1 percent to $8.5 billion, due to lower marketing, promotion, rewards and cardmember services expenses, partially offset by greater salaries and employee benefits and other operating expenses. Expenses in 2008, 2007, and 2006, included $30 million, $13 million, and $23 million, respectively, of charges related to reengineering activities primarily related to the Company’s reengineering initiative in 2008 as previously discussed and reengineering activities within consumer and small business services in 2007 and 2006. Expenses in 2007 of $8.5 billion were $822 million or 11 percent higher than in 2006, primarily due to higher marketing, promotion, rewards and cardmember services expenses, and greater salaries and employee benefits and other operating expenses.
     Marketing, promotion, rewards and cardmember services expenses decreased $303 million or 6 percent in 2008 to $4.8 billion, due to the Membership Rewards related charge in 2007 noted above, the incremental business-building expenses in 2007 compared to lower marketing and promotion expenses in 2008, partially offset by the Delta-related charge in 2008 to increase the Membership Rewards liability and higher volume-related rewards costs. Marketing, promotion, rewards and cardmember services expenses increased $695 million or 16 percent in 2007 to $5.1 billion, reflecting the increase to the Membership Rewards liability resulting from enhancements to the method of liability estimation, a higher redemption rate, and higher volume-driven rewards costs, partially offset by slightly lower marketing and promotion expenses and the charges associated with adjustments made to the U.S. Membership Rewards reserve model in 2006. Salaries and employee benefits and other operating expenses of $3.6 billion in 2008 increased $276 million or 8 percent from 2007. The increase was due to higher software, operations, technology and credit and collection costs, the pension-related gain in 2007 and costs related to the Company’s reengineering initiatives in 2008. Salaries and employee benefits and other operating expenses of $3.4 billion in 2007 increased $127 million or 4 percent from 2006. The increase was due to higher technology and volume-related operating expenses, partially offset by the previously discussed pension-related gain of $36 million in 2007 and the reclassification to revenues of certain card acquisition-related costs beginning in the third quarter of 2006 as discussed previously.

Income Taxes
The effective tax rate was 25 percent for 2008 compared to 33 percent and 35 percent for 2007 and 2006, respectively. The effective tax rate for 2008 and 2007 reflected benefits related to the resolution of certain prior years’ tax items and in 2008, a relatively lower level of pretax income.

DIFFERENCES BETWEEN GAAP AND MANAGED BASIS PRESENTATION
 For U.S. Card Services, the managed basis presentation assumes that there have been no off-balance sheet securitization transactions, i.e., all securitized cardmember loans and related income effects are reflected as if they were in the Company’s balance sheets and income statements, respectively. For the managed basis presentation, revenue and expenses related to securitized cardmember loans are reflected in other commissions and fees (included in discount revenue, net card fees and other in the U.S. Card Services Selected Financial Information), interest income, interest expense, and provisions for losses. On a managed basis, there is no securitization income, net as the managed basis presentation assumes no securitization transactions have occurred.
     The Company presents U.S. Card Services information on a managed basis because that is the way the Company’s management views and manages the business. Management believes that a full picture of trends in the Company’s cardmember lending business can only be derived by evaluating the performance of both securitized and non-securitized

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

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
     On a GAAP basis, revenue and expenses from securitized cardmember loans are reflected in the Company’s income statements in securitization income, net, fees and commissions, and provisions for losses for cardmember lending. At the time of a securitization transaction, the securitized cardmember loans are removed from the Company’s balance sheet, and the resulting gain on sale is reflected in securitization income, net as well as an impact to provisions for losses (credit reserves are no longer recorded for the cardmember loans once sold). Over the life of a securitization transaction, the Company recognizes servicing fees and other net revenues (referred to as “excess spread”) related to the interests sold to investors (i.e., the investors’ interests). These amounts, in addition to changes in the fair value of interest-only strips, are reflected in securitization income, net and fees and commissions. The Company also recognizes total interest income over the life of the securitization transaction related to the interest it retains (i.e., the seller’s interest). At the maturity of a securitization transaction, cardmember loans on the balance sheet increase, and the impact of the incremental required loss reserves is recorded in provisions for losses.
     As presented, in aggregate over the life of a securitization transaction, the pretax income impact to the Company is the same whether or not the Company had securitized cardmember loans or funded these loans through other financing activities (assuming the same financing costs). The income statement classifications, however, of specific items will differ.

U.S. CARD SERVICES

SELECTED FINANCIAL INFORMATION MANAGED BASIS PRESENTATION

Years Ended December 31,
(Millions)	2008	2007	2006
Discount revenue, net card fees and other:
Reported for the period (GAAP)	$10,357	$10,243	$9,286
Securitization adjustments(a)	400	310	199
Managed discount revenue, net card fees and other	$10,757	$10,553	$9,485
Interest income:
Reported for the period (GAAP)	$4,736	$5,125	$3,688
Securitization adjustments(a)	3,512	3,130	2,937
Managed interest income	$8,248	$8,255	$6,625
Securitization income, net:
Reported for the period (GAAP)	$1,070	$1,507	$1,489
Securitization adjustments(a)	(1,070)	(1,507)	(1,489)
Managed securitization income, net	$—	$—	$—
Interest expense:
Reported for the period (GAAP)	$2,166	$2,653	$1,843
Securitization adjustments(a)	830	1,136	1,057
Managed interest expense	$2,996	$3,789	$2,900
Provisions for losses:
Reported for the period (GAAP)	$4,389	$2,998	$1,625
Securitization adjustments(a)	2,002	871	550
Managed provisions for losses	$6,391	$3,869	$2,175

(a)

The managed basis presentation assumes that there have been no off-balance sheet securitization transactions, i.e., all securitized cardmember loans and related income effects are reflected as if they were in the Company’s balance sheets and income statements, respectively. For the managed basis presentation, revenue and expenses related to securitized cardmember loans are reflected in other commissions and fees (included above in discount revenue, net card fees and other), interest income, interest expense, and provisions for losses. On a managed basis, there is no securitization income, net as the managed basis presentation assumes no securitization transactions have occurred.

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

CALCULATION OF NET INTEREST YIELD ON CARDMEMBER LOANS(a)

(Millions, except percentages and where indicated)	2008	2007
Managed Basis
Net interest income(b)	$5,252	$4,466
Average loans (billions)(c)	$64.0	$58.2
Adjusted net interest income	$5,809	$5,286
Adjusted average loans (billions)	$64.1	$58.3
Net interest yield on cardmember loans	9.1%	9.1%

(a)	See Glossary of Selected Terminology for the definitions of certain key terms and related information.

(b)	Includes the GAAP to managed basis securitization adjustments to interest income and interest expense as set forth under U.S. Card Services Selected Financial Information managed basis presentation.

(c)

Loan balances used to calculate average loans for all periods presented have been revised in connection with the Company’s conversion to a bank holding company. Specifically, deferred card fees net of deferred direct acquisition costs for cardmember loans were reclassified from other liabilities to cardmember loans for all periods.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2008 – MANAGED BASIS
The following discussion of U.S. Card Services is on a managed basis.
     Discount revenue, net card fees and other in 2008 increased $204 million or 2 percent to $10.8 billion, largely due to higher net card fees, greater other revenues, higher travel commissions and fees, and increased discount revenues, which were partially offset by lower other commissions and fees. Discount revenue, net card fees and other in 2007 increased $1.1 billion or 11 percent to $10.6 billion, due to higher discount revenues, greater other commissions and fees, higher net card fees, and increased travel commissions and fees. Interest income in 2008 of $8.2 billion remained flat as lower market interest rate-driven yields more than offset the 10 percent growth in average managed lending balances. Interest income in 2007 increased $1.6 billion or 25 percent to $8.3 billion driven by interest and fees on loans largely due to higher average managed loan balances and an increased portfolio yield. Interest expense in 2008 decreased $793 million or 21 percent to $3.0 billion due to a lower market interest rate-driven cost of funds which more than offset higher average managed receivable balances. In 2007, interest expense increased $889 million or 31 percent in 2007 to $3.8 billion due to higher average loan and receivables balances and higher funding rates. Provisions for losses increased $2.5 billion or 65 percent to $6.4 billion in 2008, reflecting the impact of higher write-off and delinquency rates and higher average managed loan balances, partially offset by the credit-related charge in 2007. Provisions for losses increased $1.7 billion or 78 percent to $3.9 billion in 2007 due to increased write-off and delinquency rates, the impact of strong loan and volume growth, and the credit-related charge previously discussed.

INTERNATIONAL CARD SERVICES

SELECTED INCOME STATEMENT DATA

Years Ended December 31,
(Millions)	2008	2007	2006
Revenues
Discount revenue, net card fees and other	$3,758	$3,499	$3,243
Interest income	1,984	1,741	1,440
Interest expense	961	909	718
Net interest income	1,023	832	722
Total revenues net of interest expense	4,781	4,331	3,965
Provisions for losses	1,030	812	852
Total revenues net of interest expense after provision for losses	3,751	3,519	3,113
Expenses
Marketing, promotion, rewards and cardmember services	1,453	1,566	1,109
Salaries and employee benefits and other operating expenses	2,145	1,836	1,692
Total	3,598	3,402	2,801
Pretax segment income	153	117	312
Income tax benefit	(198)	(174)	(31)
Segment income	$351	$291	$343

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

SELECTED STATISTICAL INFORMATION(a)

Years Ended December 31,
(Billions, except percentages and where indicated)	2008	2007	2006
Card billed business	$106.1	$98.0	$86.3
Total cards-in-force (millions)	16.3	16.0	15.6
Basic cards-in-force (millions)	11.4	11.3	11.2
Average basic cardmember spending (dollars)	$9,292	$8,772	$7,491
International Consumer Travel:
Travel sales (millions)	$1,267	$1,113	$922
Travel commissions and fees/sales	8.1%	8.6%	8.7%
Total segment assets	$20.4	$21.4	$18.9
Segment capital (millions)(b)	$1,997	$2,062	$1,724
Return on average segment capital(c)	16.7%	15.3%	17.9%
Return on average tangible segment capital(c)	22.5%	21.4%	25.2%
Cardmember receivables:
Total receivables	$5.6	$6.6	$6.0
90 days past due as a % of total	3.1%	1.8%	2.3%
Net loss ratio as a % of charge volume	0.24%	0.26%	0.26%
Cardmember lending:
Total loans(c)	$9.5	$11.2	$9.7
30 days past due loans as a % of total	3.6%	2.8%	2.9%
Average loans(d)	$10.9	$10.0	$8.8
Net write-off rate(e)	4.8%	4.9%	5.9%
Net interest yield on cardmember loans(f)	9.8%	8.9%	8.4%

(a)	See Glossary of Selected Terminology for the definitions of certain key terms and related information.

(b)	Segment capital represents capital allocated to a segment based upon specific business operational needs, risk measures, and regulatory capital requirements.

(c)

Return on average segment capital is calculated by dividing (i) segment income ($351 million, $291 million, and $343 million for 2008, 2007, and 2006, respectively) by (ii) average segment capital ($2.1 billion, $1.9 billion, and $1.9 billion for 2008, 2007, and 2006, respectively). Return on average tangible segment capital is computed in the same manner as return on average segment capital except the computation of average tangible segment capital excludes average goodwill and other intangibles of $543 million, $539 million, and $552 million at December 31, 2008, 2007, and 2006, respectively. The Company believes the return on average tangible segment capital is a useful measure of the profitability.

(d)

Loan balances used to calculate average loans for all periods presented has been revised in connection with the Company’s conversion to a bank holding company. Specifically, deferred card fees net of deferred direct acquisition costs for cardmember loans were reclassified from other liabilities to cardmember loans for all periods.

(e)

In the third quarter of 2008, the Company revised its method of reporting the cardmember lending net write-off rate. Historically, the net write-off rate has been presented using net write-off amounts for principal, interest, and fees. However, industry convention is generally to include only the net write-offs related to principal in write-off rate disclosures. The Company is presenting the net write-off rate using the net write-off amounts for principal only, consistent with industry convention. 2006 historical data for ICS was not available to present the write-off rate for principal only. Accordingly, the ICS write-off rate includes write-offs of interest and fees.

(f )

See below for calculations of net interest yield on cardmember loans. The Company believes net interest yield on cardmember loans is useful to investors because it provides a measure of profitability of the Company’s cardmember lending portfolio.

CALCULATION OF NET INTEREST YIELD ON CARDMEMBER LOANS(a)

(Millions, except percentage
and where indicated)	2008	2007
Net interest income	$1,023	$832
Average loans (billions)(b)	$10.9	$10.0
Adjusted net interest income	$1,072	$889
Adjusted average loans (billions)	$10.9	$10.0
Net interest yield on cardmember loans	9.8%	8.9%

(a)	See Glossary of Selected Terminology for the definitions of certain key terms and related information.

(b)

Loan balances used to calculate average loans for all periods presented have been revised in connection with the Company's conversion to a bank holding company. Specifically, deferred card fees net of deferred direct acquisition costs for cardmember loans were reclassified from other liabilities to cardmember loans for all periods.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2008
International Card Services reported segment income of $351 million for 2008, a $60 million or 21 percent increase from $291 million in 2007, which decreased $52 million or 15 percent from 2006. A significant portion of International Card Services segment income in 2008 and 2007 pertains to the Company’s internal tax allocation process. See further discussion in the Income Tax section below.

Total Revenues Net of Interest Expense
In 2008, International Card Services’ total revenues net of interest expense increased $450 million or 10 percent to $4.8 billion due to higher discount revenue, net card fees and other and increased interest income, partially offset by higher interest expense. Discount revenue, net card fees, and other revenues increased $259 million or 7 percent to $3.8 billion in 2008, due to increases in all three categories. The 8 percent increase in billed business in 2008 reflected a 6 percent increase in average spending per proprietary basic card and a 1 percent increase in basic cards-in-force. Assuming no changes in foreign currency exchange rates from 2007 to 2008, billed business and average spending per proprietary basic cards-in-force increased 7 percent and 5 percent, respectively, in 2008 and all International Card Services’ major geographic regions experienced mid to high single-digits billed business growth. Interest income rose $243 million or 14 percent to $2.0 billion in 2008, primarily due to 9 percent growth in the average cardmember loans and a higher cardmember portfolio yield. Interest expense of $961 million in 2008, rose $52 million or 6 percent as compared to a year ago, due to higher average loan balances and business volumes. Total revenues net of interest expense of $4.3 billion

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

in 2007 were $366 million or 9 percent higher than 2006 due to higher discount revenue, net card fees and other and increased total interest income, partially offset by higher interest expense.

Provisions for Losses
Provisions for losses increased $218 million or 27 percent to $1.0 billion in 2008 compared to 2007, primarily due to increased reserve levels due to the challenging economic environment and loan and business volume growth. Provisions for losses decreased $40 million or 5 percent to $812 million in 2007 compared to 2006, primarily due to lower write-off and past due rates and lower provisions related to Taiwan, partially offset by higher volumes and lending balances.

Expenses
During 2008, International Card Services’ expenses increased $196 million or 6 percent to $3.6 billion, due to increased salaries and employee benefits and other operating expenses, partially offset by lower marketing, promotion, rewards and cardmember services costs. Expenses in 2008, 2007, and 2006, included $83 million, $16 million, and $32 million, respectively, of reengineering costs primarily related to the Company’s reengineering initiatives in 2008 as previously discussed and reengineering in the international payments business for 2007 and 2006. Expenses in 2007 of $3.4 billion were $601 million or 21 percent higher than 2006 primarily due to higher marketing, promotion, rewards and cardmember services costs and increased salaries and employee benefits and other operating expenses.
     Marketing, promotion, rewards and cardmember services expenses decreased $113 million or 7 percent to $1.5 billion in 2008, due to the Membership Rewards related charge and the incremental business-building costs in 2007 noted above, which more than offset higher marketing and promotion expenses, and volume-related rewards costs in 2008. Marketing, promotion, rewards and cardmember services expenses increased $457 million or 41 percent to $1.6 billion in 2007, due to higher Membership Rewards liability resulting from enhancements to the method of liability estimation, greater volume-related rewards costs, and higher marketing and promotion and business building costs. Salaries and employee benefits and other operating expenses increased $309 million or 17 percent to $2.1 billion in 2008, primarily due to higher salaries and employee benefits expense and increased other operating expenses, which reflected the costs related to the Company’s reengineering initiatives in 2008, as well as greater professional services expense. Salaries and employee benefits and other operating expenses increased $144 million or 9 percent to $1.8 billion in 2007, and reflected gains of $114 million during 2006 related to the sales of the Company’s card-related activities in Brazil, Malaysia, and Indonesia, partially offset by the reclassification of certain card acquisition related costs effective July 1, 2006.

Income Taxes
The effective tax rate was negative 129 percent in 2008 versus negative 149 percent in 2007 and negative 10 percent in 2006. International Card Services includes a tax benefit of $198 million and $174 million in 2008 and 2007, respectively. The tax benefit is likely to continue, since the Company’s internal tax allocation process provides this segment with the consolidated benefit related to its ongoing funding activities outside the United States. Additionally, the tax rates in 2008 and 2007 reflected various tax benefits related to the resolution of certain prior years’ tax items.

GLOBAL COMMERCIAL SERVICES

SELECTED INCOME STATEMENT DATA

Years Ended December 31,
(Millions)	2008	2007	2006
Revenues
Discount revenue, net card fees and other	$5,081	$4,697	$4,254
Interest income	168	187	120
Interest expense	553	615	474
Net interest income	(385)	(428)	(354)
Total revenues net of interest expense	4,696	4,269	3,900
Provisions for losses	231	163	113
Total revenues net of interest expense after provisions for losses	4,465	4,106	3,787
Expenses
Marketing, promotion, rewards and cardmember services	377	387	307
Salaries and employee benefits and other operating expenses	3,395	2,975	2,764
Total	3,772	3,362	3,071
Pretax segment income	693	744	716
Income tax provision	188	208	239
Segment income	$505	$536	$477

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

SELECTED STATISTICAL INFORMATION(a)
Years Ended December 31,
(Billions, except percentages and where indicated)	2008	2007	2006
Card billed business	$129.2	$122.1	$106.9
Total cards-in-force (millions)	7.1	6.8	6.7
Basic cards-in-force (millions)	7.1	6.8	6.7
Average basic cardmember spending (dollars)	$18,527	$18,017	$16,264
Global Corporate Travel:
Travel sales	$21.0	$20.5	$18.5
Travel commissions and fees/sales	7.8%	7.7%	8.1%
Total segment assets	$25.1	$21.1	$18.9
Segment capital (millions)(b)	$3,550	$2,239	$1,907
Return on average segment capital(c)	15.8%	25.3%	25.7%
Return on average tangible segment capital(c)	34.3%	43.3%	42.8%
Cardmember receivables:
Total receivables	$9.4	$11.4	$10.3
90 days past due as a % of total	2.7%	2.1%	1.9%
Net loss ratio as a % of charge volume	0.13%	0.10%	0.09%

(a)	See Glossary of Selected Terminology for the definitions of certain key terms and related information.

(b)	Segment capital represents capital allocated to a segment based upon specific business operational needs, risk measures, and regulatory capital requirements.

(c)

Return on average segment capital is calculated by dividing (i) segment income ($505 million, $536 million, and $477 million for 2008, 2007, and 2006, respectively) by (ii) average segment capital ($3.2 billion, $2.1 billion, and $1.9 billion for 2008, 2007, and 2006, respectively). Return on average tangible segment capital is computed in the same manner as return on average segment capital except the computation of average tangible segment capital excludes average goodwill and other intangibles of $1.7 billion, $881 million, and $743 million at December 31, 2008, 2007, and 2006, respectively. The Company believes the return on average tangible segment capital is a useful measure of the profitability of its business growth.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2008
Global Commercial Services reported segment income of $505 million for 2008, a $31 million or 6 percent decrease from $536 million in 2007, which increased $59 million or 12 percent from 2006.

Total Revenues Net of Interest Expense
In 2008, Global Commercial Services’ total revenues net of interest expense increased $427 million or 10 percent to $4.7 billion due to increased discount revenue, net card fees, and other revenues and lower interest expense. Discount revenue, net card fees, and other revenues increased $384 million or 8 percent to $5.1 billion in 2008 primarily due to higher other revenues, driven partially by the CPS acquisition and greater discount and travel revenues. The 6 percent increase in billed business in 2008 reflected a 3 percent increase in average spending per proprietary basic card and a 4 percent increase in basic cards-in-force. Assuming no changes in foreign currency exchange rates from 2007 to 2008, billed business and average spending per proprietary basic card increased 5 percent and 2 percent, respectively, in 2008 and volume growth within the United States of 4 percent compared to growth within the Company’s other major geographic regions ranging from the mid single-digits in Europe and Asia Pacific, to the low double-digits in Canada and the high teens in Latin America. Interest expense decreased $62 million or 10 percent to $553 million in 2008 due to a lower cost of funds, primarily within the United States, partially offset by the cost of funding the CPS acquisition. Total revenues net of interest expense of $4.3 billion in 2007 were $369 million or 9 percent higher than 2006 as a result of increased discount revenue, net card fees, and other, partially offset by higher interest expense.

Provisions for Losses
Provisions for losses increased $68 million or 42 percent to $231 million in 2008 compared to 2007, reflecting higher loss and past due rates due to the challenging economic environment. Provisions for losses increased $50 million or 44 percent to $163 million in 2007 compared to 2006 due to higher volumes and loss rates.

Expenses
During 2008, Global Commercial Services’ expenses increased $410 million or 12 percent to $3.8 billion, due to higher salaries and employee benefits and other operating expenses. Expenses in 2008, 2007, and 2006, included $138 million, $25 million, and $58 million, respectively, of reengineering costs primarily reflecting the Company’s reengineering initiatives in 2008 as previously discussed and reengineering costs primarily in business travel in 2007 and 2006. Expenses in 2007 of $3.4 billion were $291 million or 9 percent higher than 2006 primarily due to greater salaries and employee benefits and other operating expenses and higher marketing, promotion, rewards and cardmember services expenses.
     Marketing, promotion, rewards and cardmember services expenses decreased $10 million or 3 percent to $377 million in 2008, primarily due to the Membership Rewards related charge in 2007, offset by higher volume-related rewards costs and the Delta related charge in 2008 to increase the Membership Rewards liability. Marketing, promotion, rewards and cardmember services expenses increased $80 million or 26 percent to $387 million in 2007, primarily reflecting higher Membership Rewards liability resulting from enhancements to the method of liability estimation, partially offset by the adjustments made to the Membership Rewards reserve models in 2006. Salaries and employee benefits and other operating

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

expenses increased $420 million or 14 percent to $3.4 billion in 2008, due to higher other operating expenses and greater salaries and employee benefits expense, which reflected the impacts of the CPS acquisition, as well as the costs related to the Company’s reengineering initiatives in 2008 and the pension-related gain in 2007. Salaries and employee benefits and other operating expenses increased $211 million or 8 percent to $3.0 billion in 2007, due to higher salaries and benefits in part due to the acquisition of Harbor Payments on December 31, 2006, and the acquisition of a travel services business in 2007, increased other operating expenses which reflected a $38 million gain during 2006 related to the sale of the Company’s card-related activities in Brazil, Malaysia, and Indonesia, and higher occupancy and equipment expenses. These items were partially offset by the pension-related gain in 2007 and the reclassification of certain card acquisition related costs effective July 1, 2006.

Income Taxes
The effective tax rate was 27 percent in 2008 versus 28 percent in 2007 and 33 percent in 2006. The rates for each of these years reflect tax benefits related to the resolution of certain prior years’ tax items.

GLOBAL NETWORK & MERCHANT SERVICES

SELECTED INCOME STATEMENT DATA
Years Ended December 31,
(Millions)	2008	2007	2006
Revenues
Discount revenue, fees and other	$3,875	$3,549	$3,059
Interest income	5	3	5
Interest expense	(222)	(312)	(280)
Net interest income	227	315	285
Total revenues net of interest expense	4,102	3,864	3,344
Provisions for losses	127	103	63
Total revenues net of interest expense after provisions for losses	3,975	3,761	3,281
Expenses
Marketing and promotion	553	595	518
Salaries and employee benefits and other operating expenses	1,932	1,606	1,575
Total	2,485	2,201	2,093
Pretax segment income	1,490	1,560	1,188
Income tax provision	495	538	409
Segment income	$995	$1,022	$779

SELECTED STATISTICAL INFORMATION(a)
Years Ended December 31,
(Billions, except percentages and where indicated)	2008	2007	2006
Global Card billed business(b)	$683.3	$647.3	$561.5
Global Network & Merchant Services:
Total segment assets	$7.0	$6.5	$4.4
Segment capital (millions)(c)	$1,451	$1,170	$1,272
Return on average segment capital(d)	75.4%	90.7%	60.3%
Return on average tangible segment capital(d)	77.4%	93.4%	64.1%
Global Network Services:
Card billed business	$67.4	$52.9	$35.4
Total cards-in-force (millions)	24.8	20.3	15.0

(a)	See Glossary of Selected Terminology for the definitions of certain key terms and related information.

(b)

Global Card billed business includes activities (including cash advances) related to proprietary cards, cards issued under network partnership agreements, and certain insurance fees charged on proprietary cards.

(c)	Segment capital represents capital allocated to a segment based upon specific business operational needs, risk measures, and regulatory capital requirements.

(d)

Return on average segment capital is calculated by dividing (i) segment income ($1.0 billion, $1.0 billion, and $779 million for 2008, 2007, and 2006, respectively) by (ii) average segment capital ($1.3 billion, $1.1 billion, and $1.3 billion for 2008, 2007, and 2006, respectively). Return on average tangible segment capital is computed in the same manner as return on average segment capital except the computation of average tangible segment capital excludes average goodwill and other intangibles of $35 million, $33 million, and $78 million at December 31, 2008, 2007, and 2006, respectively. The Company believes the return on average tangible segment capital is a useful measure of the profitability of its business growth.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2008
Global Network & Merchant Services reported segment income of $995 million in 2008, a $27 million or 3 percent decrease from $1.0 billion in 2007, which increased $243 million or 31 percent from 2006.

Total Revenues Net of Interest Expense
Global Network & Merchant Services’ total revenues net of interest expense increased $238 million or 6 percent to $4.1 billion in 2008, due to increased discount revenue, fees and other revenues offset by lower interest expense credit. Discount revenue, fees and other revenues increased $326 million or 9 percent to $3.9 billion in 2008 reflecting growth in merchant-related revenues, due to the 6 percent increase in global card billed business and higher GNS-related revenues. Interest expense credit decreased $90 million or 29 percent to $222 million in 2008 due to a lower rate-driven interest credit, primarily in the United States, related to internal transfer pricing, which recognizes the merchant services’ accounts payable-related funding benefit. Total revenues net of interest

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

expense of $3.9 billion in 2007 were $520 million or 16 percent higher due to growth in merchant-related revenues, primarily generated from the increase in global card billed business of 15 percent, higher GNS-related revenues, and the completion of independent operator agreements in Brazil, Malaysia, and Indonesia in 2006.

Provisions for Losses
Provisions for losses increased $24 million or 23 percent to $127 million in 2008 compared to 2007, primarily reflecting merchant-related provisions. Provisions for losses in 2007 increased $40 million or 63 percent to $103 million due to higher merchant-related bankruptcies.

Expenses
During 2008, Global Network & Merchant Services’ expenses increased $284 million or 13 percent to $2.5 billion due to increased salaries and employee benefits and other operating expenses, partially offset by a decrease in marketing and promotion expenses. Expenses in 2008, 2007, and 2006, included $31 million, $6 million, and $8 million of reengineering costs, respectively, primarily related to the Company’s reengineering initiatives in 2008 as previously discussed and international establishment services in 2007 and 2006. Expenses in 2007 of $2.2 billion were $108 million or 5 percent higher than 2006, primarily due to higher marketing and promotion expenses and increased salaries and employee benefits and other operating expenses.
     Marketing and promotion expenses decreased $42 million or 7 percent in 2008 to $553 million, reflecting lower brand and other marketing and promotion expenses as compared to incremental business-building costs in 2007. Marketing and promotion expenses increased 15 percent in 2007 to $595 million, reflecting an increase in brand, merchant, and partner-related advertising costs.
     Salaries and employee benefits and other operating expenses increased $326 million or 20 percent to $1.9 billion in 2008, primarily due to increased merchant-related reserves due to the challenging economic environment, last year’s gains related to the sale of the Company’s merchant-related operations in Russia, greater salaries and employee benefits expense, which reflected the expansion of the merchant sales force and the costs related to the Company’s reengineering initiatives in 2008 and higher volume-related expenses. Salaries and employee benefits and other operating expenses increased $31 million or 2 percent to $1.6 billion in 2007, reflecting higher salaries and employee benefits and volume-related expenses, partially offset by the pension-related gain in 2007.

Income Taxes
The effective tax rate was 33 percent in 2008 and 34 percent in 2007 and 2006.

CORPORATE & OTHER
Corporate & Other had net income of $168 million and $454 million in 2008 and 2007, respectively, and net expense of $126 million in 2006. Net income in 2008 reflected the $186 million and $172 million after-tax income related to the MasterCard and Visa litigation settlements, respectively, offset by a $19 million after-tax charge primarily relating to the ongoing AEB operations retained by the Company in the first quarter of 2008. 2008, 2007, and 2006, included $108 million after-tax, $4 million after-tax, and $20 million after-tax, respectively, of reengineering costs, primarily related to the Company’s reengineering initiatives in 2008 as previously discussed.
     Net income in 2007 reflected the $700 million after-tax gain resulting from the initial $1.13 billion due March 31, 2008, from Visa as part of the litigation settlement. This was partially offset by a $46 million after-tax litigation related charge, and a $31 million after-tax charge for the contribution to the American Express Charitable Fund. Net expense in 2006 also included the $42 million after-tax gain related to the rebalancing of the Travelers Cheque and Gift Card investment portfolio.

EXPOSURE TO AIRLINE INDUSTRY
The Company has multiple co-brand relationships and rewards partners, of which airlines are one of the most important and valuable. The Company’s largest airline co-brand partner is Delta Air Lines (Delta), which merged with Northwest Airlines on October 29, 2008. On December 9, 2008, the Company announced that it had agreed to a 7-year extension of its exclusive co-brand credit card partnerships with Delta, as well as other partnership arrangements, including Membership Rewards, merchant acceptance and travel. American Express’ Delta SkyMiles Credit Card co-brand portfolio accounts for approximately 5 percent of the Company’s worldwide billed business and less than 15 percent of worldwide cardmember lending receivables.
     In 2008, there were a significant number of airline bankruptcies and liquidations, driven in part by volatile fuel costs and weakening economies around the world. Historically, the Company has not experienced significant revenue declines when a particular airline scales back or ceases operations due to a bankruptcy or other financial challenges. This is because volumes generated by that airline are typically shifted to other participants in the industry that accept the Company’s card products. Nonetheless, the Company is exposed to business and credit risk in the airline industry primarily through business arrangements where the Company has remitted payment to the airline for a cardmember purchase of tickets that have not yet been used or “flown.” In the event that the cardmember is not able to use the ticket and the Company, based on the facts and circumstances, credits the cardmember for the unused ticket, this business arrangement creates a potential exposure for the Company. This credit exposure is included in the maximum

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

amount of undiscounted future payments disclosed in Note 15 to the Company’s Consolidated Financial Statements. Historically, even for an airline that is operating under bankruptcy protection, this type of exposure usually does not generate any significant losses for the Company because an airline operating under bankruptcy protection needs to continue accepting credit and charge cards and honoring requests for credits and refunds in the ordinary course of its business. Typically, as an airline’s financial situation deteriorates, the Company delays payment to the airline thereby increasing cash withheld to protect the Company in the event the airline is liquidated. The Company’s goal in these distressed situations is to hold sufficient cash over time to ensure that upon liquidation, the cash held is equivalent to the credit exposure related to any unused tickets. The Company has not to date experienced significant losses from airlines that have ceased operations and entered into liquidation proceedings.
     The current environment poses heightened challenges to the Company’s ability to manage the airline risk, as more airlines are converting their bankruptcy restructurings into liquidations or, in some instances, moving directly to liquidation thereby giving the Company less time to cover the Company’s exposure. In addition, possible mergers, acquisitions and asset divestitures in the airline industry may affect co-brand and Membership Rewards relationships with involved airlines.

OTHER REPORTING MATTERS

ACCOUNTING DEVELOPMENTS
See the Recently Issued Accounting Standards section of Note 1 to the Consolidated Financial Statements.

GLOSSARY OF SELECTED TERMINOLOGY
Adjusted average loans — Represents average loans on an owned or managed basis, as applicable, excluding the impact of deferred card fees, net of deferred direct acquisition costs of cardmember loans on an owned or managed basis, as applicable.

Adjusted net interest income — Represents net interest income allocated to the Company’s cardmember lending portfolio on an owned or managed basis, as applicable, which excludes the impact of card fees on loans and balance transfer fees attributable to the Company’s cardmember lending portfolio on an owned or managed basis, as applicable.

Asset securitizations — Asset securitization involves the transfer and sale of receivables or loans to a special purpose entity created for the securitization activity, typically a trust. The trust, in turn, issues securities, commonly referred to as asset-backed securities that are secured by the transferred receivables or loans. The trust uses the proceeds from the sale of such securities to pay the purchase price for the underlying receivables or loans.

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

Capital ratios — Represents the minimum standards established by the regulatory agencies as a measure to determine whether the regulated entity has sufficient capital to absorb on and off-balance sheet losses beyond current loss accrual estimates.

Card acquisition — Primarily represents the issuance of new cards to either new or existing cardmembers through marketing and promotion efforts.

Cardmember — The individual holder of an issued American Express branded charge or credit card.

Interest income — Interest and fees on loans is assessed using the average daily balance method for loans owned. These amounts are recognized based upon the principal amount outstanding in accordance with the terms of the applicable account agreement until the outstanding balance is paid or written-off.
     Interest and dividends on investment securities primarily relates to the Company’s performing fixed-income securities. Interest income is accrued as earned using the effective interest method, which adjusts the yield for security premiums and discounts, fees and other payments, so that the related investment security recognizes a constant rate of return on the outstanding balance throughout its term. These amounts are recognized until these securities are in default or when it is likely that future interest payments will not be made as scheduled.
     Interest income on deposits with banks and other is recognized as earned, and primarily relates to the placement of

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

cash in excess of near-term funding requirements in interest-bearing time deposits, overnight sweep accounts, and other interest bearing demand and call accounts.

Interest expense — Interest expense includes interest incurred primarily to fund cardmember lending, charge card product receivables, general corporate purposes, and liquidity needs, and is recognized as incurred. Interest expense is divided principally into three categories (i) deposits, which primarily relates to interest expense on deposits taken from customers and institutions, (ii) short-term borrowings, which primarily relates to interest expense on commercial paper, federal funds purchased, bank overdrafts, and other short-term borrowings, and (iii) long-term debt, which primarily relates to interest expense on the Company’s long-term debt.

Cardmember loans — Represents the outstanding amount due from cardmembers for charges made on their American Express credit cards, as well as any interest charges and card-related fees. Cardmember loans also include balances with extended payment terms on certain charge card products and are net of unearned revenue.

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

Interest-only strip — Interest-only strips are generated from U.S. Card Services’ securitization activity and are a form of retained interest held by the Company in the securitization. This financial instrument represents the present value of estimated future positive “excess spread” expected to be generated by the securitized assets over the estimated life of those assets. Excess spread is the net cash flow from interest and fee collections allocated to the third-party investors’ interests in the securitization after deducting the interest paid on the investor certificates, credit losses, contractual servicing fees, and other expenses.

Merchant acquisition — Represents the signing of merchants to accept American Express-branded charge and credit cards.

Net card fees — Represents the charge card membership fees earned during the period. These fees are recognized as revenue over the covered card membership period (typically one year), net of provision for projected refunds for cancellation of card membership. Beginning prospectively as of July 1, 2006, certain card acquisition-related costs were reclassified from other, net expenses to a reduction in net card fees over the membership period covered by the card fee.

Net interest yield on cardmember loans — Represents the net spread earned on cardmember loans. Net interest yield on cardmember loans (both on an owned and managed basis) is computed by dividing adjusted net interest income by adjusted average loans, computed on an annualized basis. The calculation of net interest yield on cardmember loans (both on an owned and managed basis) includes interest and fees that are deemed uncollectible. For the owned basis presentation, reserves and net write-offs related to uncollectible interest and fees are recorded through provisions for losses – cardmember lending, and for the managed basis presentation, reserves and net write-offs related to uncollectible interest and fees are included as a reduction to securitization income, net; therefore, such reserves and net write-offs are not included in the net interest yield calculation.

Net loss ratio — Represents the ratio of charge card write-offs consisting of principal (resulting from authorized and unauthorized transactions) and fee components, less recoveries, on cardmember receivables expressed as a percentage of gross amounts billed to cardmembers.

Net write-off rate — Represents the amount of cardmember loans or USCS cardmember receivables written off consisting of principal (resulting from authorized transactions), less recoveries, as a percentage of the average loan balance or USCS average receivables during the period.

Qualified Equity Offering — The sale and issuance for cash by the Company to persons other than the Company or any of its subsidiaries after the original issue date of shares of perpetual preferred stock, common stock or any combination of such stock, that, in each case, qualify as and may be included in Tier 1 capital of the Company at the time of issuance under the applicable risk-based capital guidelines of the Company’s appropriate federal banking agency (other than any such sales and issuances made pursuant to agreements or arrangements entered into, or pursuant to financing plans which were publicly announced, on or prior to October 13, 2008).

Return on average equity — Return on average equity is calculated by dividing one year period net income by one year average total shareholders’ equity.

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

Return on average tangible equity — Return on average tangible equity is computed in the same manner as return on average equity except the computation of average tangible shareholders’ equity excludes average goodwill and other intangibles.

Return on average segment capital — Return on average segment capital is calculated by dividing one year period segment income by one year average segment capital.

Return on average tangible segment capital — Return on average tangible segment capital is computed in the same manner as return on average segment capital except the computation of average tangible segment capital excludes average goodwill and other intangibles.

Risk-weighted assets — Risk-weighted assets are assets weighted for risk according to a formula used by the Federal Reserve Board to conform to capital adequacy guidelines. On and off-balance sheet items are weighted for risk, with off-balance sheet items converted to balance sheet equivalents, using risk conversion factors, before being allocated a risk-adjusted weight.

Securitization income, net — Includes non-credit provision components of the net gains or losses from securitization activities; changes in fair value of the interest-only strip; excess spread related to securitized cardmember loans; and servicing income, net of related discounts or fees. Excess spread, which is recognized as earned, is the net cash flow from interest and fee collections allocated to the third-party investors’ interests in the securitization after deducting the interest paid on the investor certificates, credit losses, contractual servicing fees, and other expenses.

Stored value and prepaid products — Includes Travelers Cheques and other prepaid products such as gift cheques and cards as well as reloadable Travelers Cheque cards. These products are sold as safe and convenient alternatives to currency for purchasing goods and services.

Tier 1 capital ratio — Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets. Tier 1 capital is the sum of common stockholders’ equity, certain perpetual preferred stock, and minority interests in consolidated subsidiaries, adjusted for certain other comprehensive income items, ineligible goodwill and intangible assets. This ratio is commonly used by regulatory agencies to assess a financial institution’s financial strength and is the primary form of capital used to absorb losses beyond current loss accrual estimates.

Tier 1 leverage ratio — Tier 1 leverage ratio is calculated by dividing Tier 1 capital (as defined above) by its average total consolidated assets for the most recent quarter.

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

Total risk-based capital ratio — Total risk-based capital ratio is calculated as the sum of Tier 1 capital (as defined above) and Tier 2 capital divided by risk-weighted assets. The Company calculates Tier 2 capital as the sum of the allowance for receivable and loan losses (limited to 1.25 percent of risk-weighted assets) and 45 percent of the unrealized gains on equity securities.

Travel sales — Represents the total dollar amount of travel transaction volume for airline, hotel, car rental, and other travel arrangements made for consumers and corporate clients. The Company earns revenue on these transactions by charging a transaction or management fee.

FORWARD-LOOKING STATEMENTS
This report includes forward-looking statements, which are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update or revise any forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: consumer and business spending on the Company’s credit and charge card products and Travelers Cheques and other prepaid products and growth in card lending balances, which depend in part on the economic environment, and the ability to issue new and enhanced card and prepaid products, services and rewards programs, and increase revenues from such products, attract new Cardmembers, reduce Cardmember attrition, capture a greater share of existing Cardmembers’ spending, and sustain premium discount rates on its card products in light of regulatory and market pressures, increase merchant coverage, retain Cardmembers after low introductory lending rates have expired, and expand the Global Network Services business; the Company’s ability to manage credit risk related to consumer debt, business loans, merchants and other credit trends, which will depend in part on the economic environment, including, among other things, the housing market, the rates of bankruptcies and unemployment, which can affect spending on card products, debt payments by individual and corporate customers and

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

businesses that accept the Company’s card products, and on the effectiveness of the Company’s credit models; the impact of the Company’s efforts to deal with delinquent Cardmembers in the current challenging economic environment, which may affect payment patterns of Cardmembers and the perception of the Company’s services, products and brands, the Company’s near-term write-off rates, including during the first half of 2009, and the volumes of the Company’s loan balances in 2009; the write-off and delinquency rates in the medium- to long-term of Cardmembers added by the Company during the past few years, which could impact their profitability to the Company; the Company’s ability to effectively implement changes in the pricing of certain of its products and services; fluctuations in interest rates (including fluctuations in benchmarks, such as LIBOR and other benchmark rates, and credit spreads), which impact the Company’s borrowing costs, return on lending products and the value of the Company’s investments; the Company’s ability to meet its long-term on average and over time financial targets; the actual amount to be spent by the Company on marketing, promotion, rewards and Cardmember services based on management’s assessment of competitive opportunities and other factors affecting its judgment; the ability to control and manage operating, infrastructure, advertising and promotion expenses as business expands or changes, including the ability to accurately estimate the provision for the cost of the Membership Rewards program; fluctuations in foreign currency exchange rates; the Company’s ability to grow its business and generate excess capital and earnings in a manner and at levels that will allow the Company to return a portion of capital to shareholders, which will depend on the Company’s ability to manage its capital needs, and the effect of business mix, acquisitions and rating agency and regulatory requirements, including those arising from the Company’s status as a bank holding company; the ability of the Company to meet its objectives with respect to the growth of its brokered retail CD program and brokerage sweep account program and the implementation of its direct deposit initiative; the success of the Global Network Services business in partnering with banks in the United States, which will depend in part on the extent to which such business further enhances the Company’s brand, allows the Company to leverage its significant processing scale, expands merchant coverage of the network, provides Global Network Services’ bank partners in the United States the benefits of greater Cardmember loyalty and higher spend per customer, and merchant benefits such as greater transaction volume and additional higher spending customers; the ability of the Global Network Services business to meet the performance requirements called for by the Company’s recent settlements with MasterCard and Visa; trends in travel and entertainment spending and the overall level of consumer confidence; the uncertainties associated with business acquisitions, including, among others, the failure to realize anticipated business retention, growth and cost savings, as well as the ability to effectively integrate the acquired business into the Company’s existing operations; the underlying assumptions and expectations related to the February 2008 sale of the American Express Bank Ltd. businesses and the transaction’s impact on the Company’s earnings proving to be inaccurate or unrealized; the success, timeliness and financial impact (including costs, cost savings, and other benefits, including increased revenues), and beneficial effect on the Company’s operating expense to revenue ratio, both in the short-term (including during 2009) and over time, of reengineering initiatives being implemented or considered by the Company, including cost management, structural and strategic measures such as vendor, process, facilities and operations consolidation, outsourcing (including, among others, technologies operations), relocating certain functions to lower-cost overseas locations, moving internal and external functions to the internet to save costs, and planned staff reductions relating to certain of such reengineering actions; the Company’s ability to reinvest the benefits arising from such reengineering actions in its businesses; bankruptcies, restructurings, consolidations or similar events (including, among others, the Delta Air Lines/Northwest Airlines merger) affecting the airline or any other industry representing a significant portion of the Company’s billed business, including any potential negative effect on particular card products and services and billed business generally that could result from the actual or perceived weakness of key business partners in such industries; the triggering of obligations to make payments to certain co-brand partners, merchants, vendors and customers under contractual arrangements with such parties under certain circumstances; a downturn in the Company’s businesses and/or negative changes in the Company’s and its subsidiaries’ credit ratings, which could result in contingent payments under contracts, decreased liquidity and higher borrowing costs; the ability of the Company to satisfy its liquidity needs and execute on its funding plans, which will depend on, among other things, the Company’s future business growth, its credit ratings, market capacity and demand for securities offered by the Company, performance by the Company’s counterparties under its bank credit facilities and other lending facilities, regulatory changes, including changes to the policies, rules and regulations of the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of San Francisco, the Company’s ability to securitize and sell receivables and the performance of receivables previously sold in securitization transactions and the Company’s ability to meet the criteria for participation in certain liquidity facilities and other funding programs, including the Commercial Paper Funding Facility and the Temporary Liquidity Guarantee Program, being made available through the Federal Reserve Bank of New York, the Federal Deposit Insurance Corporation and other federal departments and agencies; the Company’s ability to redeem or otherwise access in a timely manner up to approximately $100 million invested in the Primary Reserve Fund, from which redemptions have been currently suspended; accuracy of estimates for the fair value of the assets in the Company’s investment

2008 FINANCIAL REVIEW
AMERICAN EXPRESS COMPANY

portfolio and, in particular, those investments that are not readily marketable, including the valuation of the interest-only strip relating to the Company’s lending securitizations and the ability of our charge card and lending trusts to maintain excess spreads at levels sufficient to avoid material set-asides or early amortization of our charge card and lending securitizations, which will depend on various factors such as income derived from the relevant portfolios and their respective credit performances; the Company’s ability to avoid material losses on its investment portfolio, including its investments in state and municipal obligations, the issuers of which could be adversely affected by the challenging economic environment; the Company’s ability to invest in technology advances across all areas of its business to stay on the leading edge of technologies applicable to the payment industry; the Company’s ability to attract and retain executive management and other key employees in light of the limitations on compensation imposed on participants in the U.S. Department of the Treasury’s Capital Purchase Program in which the Company is a participant; the Company’s ability to protect its intellectual property rights (IP) and avoid infringing the IP of other parties; the potential negative effect on the Company’s businesses and infrastructure, including information technology, of terrorist attacks, natural disasters or other catastrophic events in the future; political or economic instability in certain regions or countries, which could affect lending and other commercial activities, among other businesses, or restrictions on convertibility of certain currencies; changes in laws or government regulations; the potential impact of regulations recently adopted by federal bank regulators relating to certain credit and charge card practices, including, among others, the imposition by card issuers of interest rate increases on outstanding balances and the allocation of payments in respect of outstanding balances with different interest rates, which could have an adverse impact on the Company’s net income; accounting changes; outcomes and costs associated with litigation and compliance and regulatory matters; and competitive pressures in all of the Company’s major businesses. A further description of these and other risks and uncertainties can be found in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, and the Company’s other reports filed with the SEC.

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
     The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.
     Based on management’s assessment and those criteria, we conclude that, as of December 31, 2008, the Company’s internal control over financial reporting is effective.
     PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, has issued an attestation report appearing on the following page on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AMERICAN EXPRESS COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AMERICAN EXPRESS COMPANY:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of shareholders’ equity present fairly, in all material respects, the financial position of American Express Company and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing on page 62. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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

New York, New York

February 26, 2009

CONSOLIDATED STATEMENTS OF INCOME
AMERICAN EXPRESS COMPANY

Years Ended December 31, (Millions, except per share amounts)	2008	2007	2006
Revenues
Non-interest revenues
Discount revenue	$15,025	$14,596	$12,978
Net card fees	2,150	1,919	1,824
Travel commissions and fees	2,010	1,926	1,778
Other commissions and fees	2,307	2,417	2,233
Securitization income, net	1,070	1,507	1,489
Other	2,157	1,751	1,689
Total non-interest revenues	24,719	24,116	21,991
Interest income
Interest and fees on loans	6,159	6,351	4,869
Interest and dividends on investment securities	771	673	561
Deposits with banks and other	271	400	271
Total interest income	7,201	7,424	5,701
Interest expense
Deposits	454	566	543
Short-term borrowings	483	731	623
Long-term debt	2,573	2,641	1,663
Other	45	43	37
Total interest expense	3,555	3,981	2,866
Net interest income	3,646	3,443	2,835
Total revenues net of interest expense	28,365	27,559	24,826
Provisions for losses
Charge card	1,363	1,140	935
Cardmember lending	4,231	2,761	1,623
Other	204	202	108
Total provisions for losses	5,798	4,103	2,666
Total revenues net of interest expense after provisions for losses	22,567	23,456	22,160
Expenses
Marketing, promotion, rewards and cardmember services	7,361	7,817	6,504
Salaries and employee benefits	6,090	5,438	5,040
Professional services	2,413	2,280	2,263
Other, net	3,122	2,227	3,201
Total	18,986	17,762	17,008
Pretax income from continuing operations	3,581	5,694	5,152
Income tax provision	710	1,568	1,527
Income from continuing operations	2,871	4,126	3,625
(Loss) Income from discontinued operations, net of tax	(172)	(114)	82
Net income	$2,699	$4,012	$3,707
Earnings per Common Share — Basic:
Income from continuing operations	$2.49	$3.52	$2.99
(Loss) Income from discontinued operations	(0.15)	(0.10)	0.07
Net income	$2.34	$3.42	$3.06
Earnings per Common Share — Diluted:
Income from continuing operations	$2.48	$3.45	$2.93
(Loss) Income from discontinued operations	(0.15)	(0.09)	0.06
Net income	$2.33	$3.36	$2.99
Average common shares outstanding for earnings per common share:
Basic	1,154	1,173	1,212
Diluted	1,157	1,196	1,238
See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
AMERICAN EXPRESS COMPANY

December 31, (Millions, except share data)	2008	2007
Assets
Cash and cash equivalents
Cash and cash due from banks	$1,574	$1,700
Interest-bearing deposits in other banks (including federal funds sold and securities purchased
under resale agreements: 2008, $141; 2007, $3,878)	6,554	5,407
Short-term investment securities	12,419	1,771
Total	20,547	8,878
Accounts receivable
Cardmember receivables, less reserves: 2008, $810; 2007, $1,149	32,178	38,923
Other receivables, less reserves: 2008, $118; 2007, $92	4,393	3,071
Loans
Cardmember lending, less reserves: 2008, $2,570; 2007, $1,831	39,641	52,577
Other, less reserves: 2008, $39; 2007, $45	1,018	762
Investment securities	12,526	13,214
Premises and equipment — at cost, less accumulated depreciation:
2008, $3,743; 2007, $3,453	2,948	2,692
Other assets	12,607	7,348
Assets of discontinued operations	216	22,278
Total assets	$126,074	$149,743
Liabilities and Shareholders’ Equity
Liabilities
Customer deposits	$15,486	$15,397
Travelers Cheques outstanding	6,433	7,197
Accounts payable	8,428	7,740
Short-term borrowings	8,993	17,761
Long-term debt	60,041	55,285
Other liabilities	14,592	13,807
Liabilities of discontinued operations	260	21,527
Total liabilities	114,233	138,714
Commitments and contingencies (see Note 16)
Shareholders’ Equity
Common shares, $.20 par value, authorized 3.6 billion shares; issued and outstanding
1,160 million shares in 2008 and 1,158 million shares in 2007	232	232
Additional paid-in capital	10,496	10,164
Retained earnings	2,719	1,075
Accumulated other comprehensive (loss) income
Net unrealized securities (losses) gains, net of tax: 2008, $458; 2007, $(6)	(699)	12
Net unrealized derivatives losses, net of tax: 2008, $44, 2007, $40	(80)	(71)
Foreign currency translation adjustments, net of tax: 2008, $64; 2007, $7	(368)	(255)
Net unrealized pension and other postretirement benefit costs, net of tax: 2008, $216; 2007, $56	(459)	(128)
Total accumulated other comprehensive loss	(1,606)	(442)
Total shareholders’ equity	11,841	11,029
Total liabilities and shareholders’ equity	$126,074	$149,743
See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
AMERICAN EXPRESS COMPANY

Years Ended December 31, (Millions)	2008	2007	2006
Cash Flows from Operating Activities
Net income	$2,699	$4,012	$3,707
Loss (Income) from discontinued operations, net of tax	172	114	(82)
Income from continuing operations	2,871	4,126	3,625
Adjustments to reconcile income from continuing operations to net cash provided by operating activities
Provisions for losses	6,290	4,527	3,021
Depreciation and amortization	712	648	608
Deferred taxes, acquisition costs and other	442	(851)	(378)
Stock-based compensation	229	276	275
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Other receivables	101	(927)	(295)
Other assets	(2,223)	(170)	(491)
Accounts payable and other liabilities	885	1,013	2,608
Travelers Cheques outstanding	(770)	(22)	47
Net cash provided by (used in) operating activities attributable to discontinued operations	129	(129)	92
Net cash provided by operating activities	8,666	8,491	9,112
Cash Flows from Investing Activities
Sale of investments	4,657	3,034	5,394
Maturity and redemption of investments	9,620	6,154	9,348
Purchase of investments	(14,724)	(9,592)	(14,596)
Net decrease (increase) in cardmember loans/receivables	5,448	(20,801)	(15,096)
Proceeds from cardmember loan securitizations	9,619	7,825	3,491
Maturities of cardmember loan securitizations	(4,670)	(3,500)	(4,435)
Purchase of premises and equipment	(977)	(938)	(832)
Sale of premises and equipment	27	55	78
(Acquisitions) dispositions, net of cash acquired/sold	(4,589)	(124)	779
Net cash provided by investing activities attributable to discontinued operations	2,625	786	557
Net cash provided by (used in) investing activities	7,036	(17,101)	(15,312)
Cash Flows from Financing Activities
Net change in customer deposits	358	3,361	(1,876)
Net (decrease) increase in short-term borrowings	(8,693)	2,682	119
Issuance of long-term debt	19,213	20,833	19,180
Principal payments on long-term debt	(13,787)	(9,214)	(7,755)
Issuance of American Express common shares	176	852	1,203
Repurchase of American Express common shares	(218)	(3,572)	(4,093)
Dividends paid	(836)	(712)	(661)
Net cash (used in) provided by financing activities attributable to discontinued operations	(6,653)	1,236	461
Net cash (used in) provided by financing activities	(10,440)	15,466	6,578
Effect of exchange rate changes on cash	20	166	264
Net increase in cash and cash equivalents	5,282	7,022	642
Cash and cash equivalents at beginning of year includes cash of discontinued
operations: 2008, $6,390; 2007, $4,445; 2006, $3,332	15,268	8,246	7,604
Cash and cash equivalents at end of year includes cash of discontinued
operations: 2008, $3; 2007, $6,390; 2006, $4,445	$20,550	$15,268	$8,246
See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUIT Y
AMERICAN EXPRESS COMPANY

				Accumulated
			Additional	Other
		Common	Paid-in	Comprehensive	Retained
Three Years Ended December 31, 2008 (Millions, except per share amounts)	Total	Shares	Capital	Income/(Loss)	Earnings
Balances at December 31, 2005	$10,549	$248	$8,652	$ (139)	$1,788
Comprehensive income
Net income	3,707				3,707
Change in net unrealized securities gains	(45)			(45)
Change in net unrealized derivatives gains	(116)			(116)
Foreign currency translation adjustments	178			178
Minimum pension liability adjustment	(2)			(2)
Total comprehensive income	3,722
Adjustment to initially apply SFAS No. 158, net of tax	(396)			(396)
Repurchase of common shares	(4,093)	(15)	(534)		(3,544)
Acquisition of Harbor Payments, Inc.	147		147
Other changes, primarily employee plans	1,274	7	1,373		(106)
Cash dividends declared
Common, $0.57 per share	(692)				(692)
Balances at December 31, 2006	10,511	240	9,638	(520)	1,153
Comprehensive income
Net income	4,012				4,012
Change in net unrealized securities gains	(80)			(80)
Change in net unrealized derivatives (losses) gains	(98)			(98)
Foreign currency translation adjustments	(33)			(33)
Net unrealized pension and other post retirement
benefit gains	289			289
Total comprehensive income	4,090
Repurchase of common shares	(3,572)	(12)	(494)		(3,066)
Other changes, primarily employee plans	867	4	1,020		(157)
Adoption of FIN 48	(127)				(127)
Cash dividends declared
Common, $0.63 per share	(740)				(740)
Balances at December 31, 2007	11,029	232	10,164	(442)	1,075
Comprehensive income
Net income	2,699				2,699
Change in net unrealized securities (losses) gains	(711)			(711)
Change in net unrealized derivatives losses	(9)			(9)
Foreign currency translation adjustments	(113)			(113)
Net unrealized pension and other post retirement
benefit losses	(334)			(334)
Total comprehensive income	1,532
Repurchase of common shares	(218)	(1)	(42)		(175)
Other changes, primarily employee plans	334	1	374	3	(44)
Cash dividends declared
Common, $0.72 per share	(836)				(836)
Balances at December 31, 2008	$11,841	$232	$10,496	$(1,606)	$2,719
See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY
American Express Company (the Company), a bank holding company, is a leading global payments and travel company. The Company’s principal products and services are charge and credit payment card products and travel-related services offered to consumers and businesses around the world. The Company’s businesses are organized into two customer-focused groups, the Global Consumer Group and the Global Business-to-Business Group. The Global Consumer Group’s range of products and services include charge and credit card products for consumers and small businesses worldwide primarily through its U.S. bank subsidiaries and affiliates; consumer travel services; and stored value products such as Travelers Cheques and prepaid products. The Global Business-to-Business Group offers business travel, corporate cards and other expense management products and services; network services for the Company’s network partners; and merchant acquisition and merchant processing, point-of-sale, servicing and settlement and marketing products and services for merchants. The Company’s various products and services are sold globally to diverse customer groups, including consumers, small businesses, middle-market companies, and large corporations. These products and services are sold through various channels including direct mail, on-line applications, targeted sales forces, and direct response advertising.

REPORTABLE OPERATING SEGMENTS
The Company is principally engaged in two customer focused groups, the Global Consumer Group and the Global Business-to-Business Group. The U.S. Card Services (USCS) and International Card Services (ICS) segments are aligned within the Global Consumer Group, and the Global Commercial Services (GCS) and the Global Network & Merchant Services (GNMS) segments are aligned within the Global Business-to-Business Group. Refer to Note 24 for additional information.

BANK HOLDING COMPANY
During the fourth quarter of 2008, the Company became a bank holding company under the Bank Holding Company Act of 1956, and the Federal Reserve Board (Federal Reserve) became the Company’s primary federal regulator. As such, the Company is subject to the Federal Reserve’s regulations, policies and minimum capital standards.
       The primary reasons for the Company converting to a bank holding company were to become a Federal Reserve member and to have the same status and regulator as a majority of the Company’s peers. Taking this action allowed the Company to participate more fully in some government programs, which provides greater flexibility during uncertain economic times. The Company converting to a bank holding company will not change its payments focused model, nor its core businesses.
       As a result of converting to a bank holding company, the Company has made certain changes to its Consolidated Statements of Income and Consolidated Balance Sheets and reclassified certain prior period amounts in order to conform to the current presentation of its financials in accordance with the Securities and Exchange Commission’s regulations applicable to bank holding companies. These changes and reclassifications within the Consolidated Statements of Income include (i) new categories of interest income and interest expense, and changes to the component classifications thereof, (ii) the reclassification of card fees on lending products from net card fees to interest and fees on loans, (iii) separate disclosure of certain financial statement line items, which are presented in Note 23, and (iv) certain other placement and line title changes. The changes and reclassifications within the Consolidated Balance Sheets include (i) the breakout of interest and non-interest bearing cash accounts into separate lines, (ii) the reclassification of unearned income on loans from other liabilities to a contra-asset, and (iii) certain other line title changes. These reclassifications had no impact on the Company’s consolidated net income.

PRINCIPLES OF CONSOLIDATION
The Consolidated Financial Statements of the Company are prepared in conformity with U.S. generally accepted accounting principles (GAAP). All significant intercompany transactions are eliminated.
       The Company consolidates all voting interest entities in which the Company holds a greater than 50 percent voting interest. Entities in which the Company’s voting interest is 20 percent or more but 50 percent or less are accounted for under the equity method. All other investments are accounted for under the cost method unless the Company determines that it exercises significant influence over an entity by means other than voting rights, in which case the entity is accounted for under the equity method.
       Investments with Variable Interest Entities (VIEs) are limited. The Company generally utilizes VIEs in connection with its cardmember receivable securitizations within the USCS segment. The Company consolidates any VIEs for which it is considered to be the primary beneficiary. The determination of whether an entity is a VIE is based on the amount and characteristics of the entity’s equity. An enterprise is required to consolidate a VIE when it has a variable interest for which it is deemed to be the primary beneficiary, that is, it will absorb a majority of the VIE’s expected losses or receive a majority of the VIE’s expected residual returns.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

       Qualifying Special Purpose Entities (QSPEs) under Statement of Financial Accounting Standards (SFAS) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, are not consolidated. The Company utilizes QSPEs in connection with cardmember lending securitizations within the USCS segment.
       Certain reclassifications of prior period amounts have been made to conform to the current presentation. These reclassifications did not have an impact on the Company’s results of operations or cash flows, and primarily include those described in the Bank Holding Company section above and in the Company’s Form 8-K filed September 12, 2008.
       In addition, beginning prospectively as of July 1, 2006, certain card acquisition related costs were reclassified from other expenses to a reduction in net card fees.

FOREIGN CURRENCY
Assets and liabilities denominated in foreign currencies are translated into U.S. dollars based upon exchange rates prevailing at the end of each year. The resulting translation adjustments, along with any related qualifying hedge and tax effects, are included in accumulated other comprehensive (loss) income, a component of shareholders’ equity. Translation adjustments, including qualifying hedge and tax effects, are reclassified to earnings upon the sale or substantial liquidation of investments in foreign operations. Revenues and expenses are translated at the average month-end exchange rates during the year. Gains and losses related to non-functional currency transactions, including non-U.S. operations where the functional currency is the U.S. dollar, are reported net in other revenue or other, net expense, depending on the nature of the activity, in the Company’s Consolidated Statements of Income. Net non-functional currency transaction gains amounted to approximately $15 million, $27 million, and $11 million in 2008, 2007, and 2006, respectively.

AMOUNTS BASED ON ESTIMATES AND ASSUMPTIONS
Accounting estimates are an integral part of the Consolidated Financial Statements. These estimates are based, in part, on management’s assumptions concerning future events. Among the more significant assumptions are those that relate to reserves for cardmember losses relating to loans and charge receivables, Membership Rewards, income taxes and fair value measurements, as discussed below. These accounting estimates reflect the best judgment of management, but actual results could differ.

TOTAL REVENUES NET OF INTEREST EXPENSE
The Company generates revenue from a variety of sources including global payments, such as charge and credit cards, travel services and investments funded by the sale of stored value products, such as Travelers Cheques.

Discount Revenue
Discount revenue represents fees charged to merchants with which the Company has entered into card acceptance agreements for facilitating transactions between the merchants and the Company’s cardmembers. The discount generally is deducted from the payment to the merchant and recorded as discount revenue at the time the charge is captured.

Net Card Fees
Card fees are deferred and recognized on a straight-line basis over the 12-month card membership period, net of deferred direct card acquisition costs and a reserve for projected membership cancellations. Charge card fees are recognized in net card fees in the Consolidated Statements of Income. Lending product fees are considered an enhancement to the yield on the product, and therefore are recognized in interest and fees on loans in the Consolidated Statements of Income.

Travel Commissions and Fees
The Company earns travel commissions and fees by charging clients transaction or management fees for selling and arranging travel and travel management services. Client transaction fee revenue is recognized at the time the client books the travel arrangements. Travel management services revenue is recognized over the contractual term of the agreement. The Company’s travel suppliers (for example, airlines, hotels, car rental companies) pay commissions and fees on tickets issued, sales and other services based on contractual agreements. Commissions and fees from travel suppliers are generally recognized at the time a ticket is purchased or over the term of the contract. Commissions and fees that are based on actual usage that is unknown at time of purchase (for example, hotel and car rentals), are recognized when cash is received.

Other Commissions and Fees
Other commissions and fees, which are recognized primarily in the period in which they are charged to the cardmember, include delinquency fees and other card related assessments, and foreign currency conversion fees. Also included are fees related to the Company’s Membership Rewards program, which are deferred and recognized over the period covered by the fee and are included in deferred charge card fees and other, net of deferred acquisition costs.

Securitization Income, Net
Securitization income, net includes non-credit provision components of the net gains or losses from securitization activities, excess spread related to securitized cardmember loans, changes in the fair value of the interest-only strip, and servicing income, net of related discounts or fees. Excess spread, which is recognized as earned, is the net cash flow from interest and fee collections allocated to the third-party investors’ interests

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

in the securitization after deducting the interest paid on the investor certificates, credit losses, contractual servicing fees and other expenses.

Other Non-Interest Revenues
Other revenues includes insurance premiums earned from cardmember travel and other insurance programs, publishing revenues, revenues arising from contracts with GNS partners including royalties and signing fees, and other miscellaneous revenue and fees.

Contra-revenue
The Company regularly makes payments through contractual arrangements with merchants, Corporate Card Clients and certain other customers. Payments to customers are generally classified as contra-revenue unless a specifically identifiable benefit (e.g., goods or services) is received by the Company in consideration for that payment and the fair value of such benefit is determinable and measurable. If no such benefit is identified, then the entire payment is classified as contra-revenue, and included within total non-interest revenues in the Consolidated Statements of Income in the line item where the related transaction revenues are recorded (e.g., discount revenue, travel commissions and fees, and other commissions and fees). If such a benefit is identified, then the payment is classified as expense up to the estimated fair value of the benefit.

Interest Income
Interest and fees on loans is assessed using the average daily balance method for loans owned. These amounts are recognized based upon the principal amount outstanding in accordance with the terms of the applicable account agreement until the outstanding balance is paid or written-off.
       Interest and dividends on investment securities primarily relates to the Company’s performing fixed-income securities. Interest income is accrued as earned using the effective interest method, which adjusts the yield for security premiums and discounts, fees and other payments, so that the related investment security recognizes a constant rate of return on the outstanding balance throughout its term. These amounts are recognized until these securities are in default or when it is likely that future interest payments will not be made as scheduled.
       Interest income on deposits with banks and other is recognized as earned, and primarily relates to the placement of cash in excess of near-term funding requirements in interest-bearing time deposits, overnight sweep accounts, and other interest bearing demand and call accounts.

Interest Expense
Interest expense includes interest incurred primarily to fund cardmember lending, charge card product receivables, general corporate purposes, and liquidity needs, and is recognized as incurred. Interest expense is divided principally into three categories (i) deposits, which primarily relates to interest expense on deposits taken from customers and institutions, (ii) short-term borrowings, which primarily relates to interest expense on commercial paper, federal funds purchased, bank overdrafts, and other short-term borrowings, and (iii) long-term debt, which primarily relates to interest expense on the Company’s long-term debt.

EXPENSES
Marketing, Promotion, Rewards, and Cardmember Services
Marketing and promotion expense includes advertising costs, which are expensed in the year in which the advertising first takes place. Cardmember rewards expense includes the costs of rewards programs (including Membership Rewards, discussed in the Other Liabilities section below). Cardmember services expense includes protection plans and complimentary services provided to cardmembers.

Stock-based Compensation
The Company recognizes the cost of employee stock awards granted in exchange for employee services based on the grant-date fair value of the award, net of expected forfeitures. Those costs are recognized ratably over the vesting period, which is generally 25 percent per year beginning with the first anniversary of the grant date.

Other, Net Expense
Other, net expense includes general operating expenses, gains (losses) on sale of assets or businesses not classified as discontinued operations, and litigation and insurance costs or settlements.

BALANCE SHEET
Cash and cash equivalents
Cash and cash equivalents include cash and amounts due from banks, interest-bearing bank balances including federal funds sold and securities purchased under resale agreements, and other highly liquid investments with original maturities of 90 days or less.

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

Reserves for losses — cardmember receivables
Reserves for losses relating to cardmember receivables represent management’s best estimate of the losses inherent in the Company’s outstanding portfolio of receivables. Management’s

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

evaluation process requires certain estimates and judgments. Reserves for these losses are primarily based upon models that analyze specific portfolio statistics and reflect management’s judgment regarding overall reserve adequacy. The analytic models take into account several factors, including average write-off rates for various stages of receivable aging (i.e., current, 30 days, 60 days, 90 days) over a 24-month period and average bankruptcy and recovery rates. Management considers whether to adjust the analytic models based on other factors, such as reserves as a percentage of past-due accounts, reserves as a percentage of cardmember loans and receivables, and net write-off coverage. Other factors considered include leading economic and market indicators, such as the unemployment rate, consumer confidence index, purchasing manager’s index, bankruptcy filings, concentration of credit risk such as based on tenure, industry or geographic regions, and the legal and regulatory environment.
       Cardmember receivables balances are written off when management deems amounts to be uncollectible and is generally determined by the number of days past due. Receivables in bankruptcy or owed by deceased individuals are written off upon notification, while other accounts are written off when 180 days past due for cardmember receivables within the USCS segment and when 360 days past due for cardmember receivables within the ICS and GCS segments. Previously, cardmember receivables in the USCS segment were written off when 360 days past due. During 2008, consistent with applicable bank regulatory guidance, the Company modified its write-off methodology to write off cardmember receivables in the USCS segment when 180 days past due. Net cardmember receivables write-offs in 2008 included approximately $341 million resulting from this change in write-off methodology. The impact of this change to the provision for charge card losses was not material.

Investment Securities
Investment securities include debt and equity securities and are classified within the available-for-sale category.
       Available-for-sale investment securities are carried at fair value on the Consolidated Balance Sheets with unrealized gains (losses) recorded in accumulated other comprehensive income (loss), net of income tax provisions (benefits). Realized gains and losses on these securities are recognized in results of operations upon disposition of the securities using the specific identification method on a trade date basis. In addition, realized losses are recognized when management determines that a decline in value is other-than-temporary, which requires judgment regarding the amount and timing of recovery. Indicators of other-than-temporary impairment for debt securities include issuer downgrade, default, or bankruptcy. The Company also considers the extent to which cost exceeds fair value, the duration and size of that gap, management’s judgment about the issuer’s current and prospective financial condition, as well as its intent and ability to hold the security until recovery of the unrealized losses.

Loans
Cardmember lending
Cardmember loans represent amounts due from lending product customers. These loans are recorded at the time a cardmember enters into a point-of-sale transaction with a merchant or when a charge card customer enters into an extended payment arrangement. Cardmember loans are presented on the Consolidated Balance Sheets net of reserves for cardmember losses, discussed below, and include accrued interest receivable and fees as of the balance sheet date. The Company’s policy is to cease accruing for interest receivable on a cardmember loan at the time when the account is written off.

Reserve for losses — cardmember lending
The Company’s methodology for reserving for losses relating to cardmember loans is consistent with reserving for losses relating to cardmember receivables. Cardmember loans (other than those in bankruptcy or owed by deceased individuals) are written off when 180 days past due.

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
       Cardmember loans are transferred to a QSPE, and such transactions are structured to meet the sales criteria. Accordingly, when loans are sold through securitizations, the Company removes the loans from its Consolidated Balance Sheets and recognizes a gain or loss on sale and retained interests in the securitizations.
       In contrast, cardmember receivables are transferred to a variable interest entity, a trust that does not meet the requirements for treatment as a qualifying sale. Securitizations of cardmember receivables are accounted for as secured borrowings.

Premises and Equipment
Premises and Equipment
Premises and equipment, including leasehold improvements, are carried at cost less accumulated depreciation. Costs incurred during construction are capitalized and are depreciated once an asset is placed in service. Depreciation is generally computed using the straight-line method over the estimated useful lives of assets, which range from 3 to 8 years for equipment. Premises

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

are depreciated based upon their estimated useful life at the acquisition date, which generally ranges from 40 to 60 years.
       Leasehold improvements are depreciated using the straight-line method over the lesser of the remaining term of the leased facility or the economic life of the improvement, which ranges from 5 to 10 years. The Company maintains operating leases worldwide for facilities and equipment. Rent expense for facility leases is recognized ratably over the lease term, and is calculated to include adjustments for rent concessions, all non-market based rent escalations, and leasehold improvement allowances. The Company accounts for lease restoration obligations in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations” which requires recognition of the fair value of restoration liabilities when incurred, and amortization of capitalized restoration costs over the lease term.

Software development costs
The Company capitalizes certain costs associated with the acquisition or development of internal-use software. Once the software is ready for its intended use, these costs are amortized on a straight-line basis over the software’s estimated useful life, generally 5 years.

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

Intangible assets
Intangible assets, primarily customer relationships, are amortized over their estimated useful lives of 1 to 22 years on a straight-line basis. Intangible assets are included in other assets on the Consolidated Balance Sheets. The Company reviews intangible assets for impairment quarterly and whenever events and circumstances indicate that their carrying amounts may not be recoverable. In addition, on an annual basis, the Company performs an impairment evaluation of all intangible assets based upon fair value generally using a discounted cash flow approach. An impairment is recognized if the carrying amount is not recoverable and exceeds the asset’s fair value.

Other Liabilities
Membership Rewards
The Membership Rewards program allows enrolled cardmembers to earn points that can be redeemed for a broad range of rewards, including travel, entertainment, retail certificates, and merchandise. The Company establishes balance sheet reserves which represent the estimated cost of points earned to date that are ultimately expected to be redeemed. These reserves reflect management’s judgment regarding overall adequacy. A weighted average cost per point redeemed during the previous 12 months, adjusted as appropriate for recent changes in redemption costs, is used to approximate future redemption costs and is affected by the mix of rewards redeemed. Management uses models to estimate ultimate redemption rates based on historical redemption statistics, card product type, year of program enrollment, enrollment tenure, and card spend levels.
       The provision for the cost of Membership Rewards points is included in marketing, promotion, rewards and cardmember services and the balance sheet reserves are included in other liabilities. The Company continually evaluates its reserve methodology and assumptions based on developments in redemption patterns, cost per point redeemed, contract changes, and other factors.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

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

Fair value hedges
A fair value hedge is a derivative designated to hedge the exposure of future changes in the fair value of an asset or a liability, or an identified portion thereof that is attributable to a particular risk. For derivative financial instruments that qualify as a fair value hedge, changes in the fair value of the derivatives, as well as of the corresponding hedged assets and liabilities are recorded in earnings as a component of other, net expense, resulting in the ineffectiveness from the hedging relationship.
       If a fair value hedge is de-designated or no longer considered to be effective, changes in fair value of the derivative continue to be recorded through earnings but the hedged asset or liability is no longer adjusted for changes in fair value. The existing basis adjustment of the hedged asset or liability is then amortized or accreted as an adjustment to yield over the remaining life of the asset or liability.

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

Derivative financial instruments that qualify for hedge accounting
Derivative financial instruments that are entered into for hedging purposes are designated as such when the Company enters into the contract. For all derivative financial instruments that are designated for hedging activities, the Company formally documents all of the hedging relationships between the hedge instruments and the hedged items at the inception of the relationships. Management also formally documents its risk management objectives and strategies for entering into the hedge transactions. The Company formally assesses, at inception and on a quarterly basis, whether derivatives designated as hedges are highly effective in offsetting the fair value or cash flows of hedged items. These assessments usually are made through the application of the dollar-offset method.
       In accordance with its risk management policies, the Company generally structures its hedges with very similar terms to the hedged items. When applying the accounting requirements, the Company recognizes ineffectiveness through earnings. If it is determined that a derivative is not highly effective as a hedge, the Company will discontinue the application of hedge accounting.

Non-designated derivatives and trading activities
For derivative financial instruments that do not qualify for hedge accounting, or are not designated as hedges, changes in fair value are reported in current period earnings generally as a component of other revenue, interest expense, or other, net expenses depending on the type of derivative instrument and the nature of the transaction.

Income Taxes
The Company, its wholly-owned U.S. subsidiaries, and certain non-U.S. subsidiaries file a consolidated federal income tax return. The Company is subject to the income tax laws of the United States, its states and municipalities and those of the foreign jurisdictions in which the Company operates. These tax laws are complex, and the manner in which they apply to the taxpayer’s facts is sometimes open to interpretation. Given these inherent complexities, the Company must make judgments in assessing the likelihood that a tax position will be sustained upon examination by the taxing authorities based on the technical merits of the tax position. A tax position is recognized only when, based on management’s judgment regarding the application of income tax laws, it is more likely than not that the tax position will be sustained upon examination. The amount of benefit recognized for financial reporting purposes is based on management’s best judgment of the most likely outcome resulting from examination given the facts, circumstances and information available at the reporting date. The Company adjusts the level of unrecognized tax benefits when there is new information available to assess the likelihood of the outcome. Interest and penalties relating to unrecognized tax benefits are reported in the income tax provision.
       Deferred tax assets and liabilities are determined based on the differences between the GAAP financial statements and tax bases of assets and liabilities using the enacted tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized.
       The Company does not provide for federal income taxes on foreign earnings intended to be permanently reinvested outside the United States.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

Fair Value Measurements
Effective January 1, 2008, the Company partially adopted the Financial Accounting Standards Board (FASB) SFAS No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 applies broadly to financial and non-financial assets and liabilities reported or disclosed at fair value under existing authoritative accounting pronouncements. FASB Staff Position (FSP) FAS 157-2, “Effective Date of FASB Statement No. 157” (FSP FAS 157-2), delays the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the Company’s financial statements on a recurring basis (at least annually), until its fiscal year beginning after November 15, 2008, including interim periods within that fiscal year ( January 1, 2009 for the Company). In accordance with FSP FAS 157-2, the Company has partially adopted SFAS No. 157 and has not applied the provisions of SFAS No. 157 to its non-financial assets that are not measured at fair value on a recurring basis.
       The Company’s partial adoption of SFAS No. 157 did not result in significant changes to the valuation techniques it had previously used to measure the fair value of its financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date, and is based on the Company’s principal or most advantageous market for the specific asset or liability. The adoption did not have a material impact on the Company’s financial position or results of operations.
       SFAS No. 157 established a three-level hierarchy of valuation techniques used to measure fair value, defined as follows:

  Unadjusted Quoted Prices – The fair value of an asset or liability is based on unadjusted quoted prices, in active markets for identical assets or liabilities. An example would be a marketable equity security that is actively traded on the New York Stock Exchange. (Level 1) The Company does not have any assets or liabilities classified within Level 1 of the fair value hierarchy.

  Pricing Models with Significant Observable Inputs – The fair value of an asset or liability is based on information derived from either an active market quoted price, which may require further adjustment based on the attributes of the financial asset or liability being measured, or an inactive market transaction. Circumstances when adjustments to market quoted prices may be appropriate include (i) a quoted price for an actively traded equity investment that is adjusted for a contractual trading restriction, or (ii) the fair value derived from a trade of an identical or similar security in an inactive market. (Level 2) The Company’s investment securities and derivatives are classified within Level 2 of the fair value hierarchy. Refer to Notes 2, 5, and 14.
  Pricing Models with Significant Unobservable Inputs – The fair value of an asset or liability is primarily based on internally derived assumptions surrounding the timing and amount of expected cash flows for the financial instrument. Therefore, these assumptions are unobservable in either an active or inactive market. An example would be the retained subordinated interest in a securitization trust. (Level 3) The Company’s retained subordinated securities and interest-only strip, from its securitization programs, are classified within Level 3 of the fair value hierarchy. Refer to Note 6.

The level in the fair value hierarchy to which an asset or liability is classified is based upon the lowest level of input that is significant to the fair value measurement. For example, if an asset or liability is valued based on observable inputs (e.g., Level 2) as well as unobservable inputs (e.g., Level 3), and the unobservable inputs significantly contributed to the determination of fair value, it is classified in Level 3 of the fair value hierarchy.

RECENTLY ISSUED ACCOUNTING STANDARDS
The FASB recently issued the following accounting standards, which are effective beginning January 1, 2009.

  FSP No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities” (FSP EITF 03-6-1) states unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (e.g., Restricted Stock Awards) whether paid or unpaid, are participating securities and should be included in the computation of basic and diluted earnings per share pursuant to the two-class method. FSP EITF 03-6-1 requires all prior-period EPS data presented to be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform to its provisions. The retrospective adoption of FSP EITF 03-6-1 is expected to have an annual decrease of between $.01 and $.03 on basic and diluted earnings per share for the years 2005 through 2008.

The adoption of the accounting standards listed below will not have a material impact on the Company’s financial position or results of operations.

  SFAS No. 141 (revised 2007), “Business Combinations” (SFAS No. 141(R)) replaces the previous business combination accounting guidance under SFAS No. 141. SFAS No. 141(R) primarily requires the following changes in applying the purchase method of accounting to the acquisition of a business. (1) All acquisitions of controlling interests are fully measured at fair value, including purchases of a less-than-100 percent stake, (2) direct acquisition costs (e.g., investment banking, legal and accounting costs) are expensed, (3) contingent consideration is recognized and measured at fair value as of the acquisition date, with post-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

acquisition adjustments to the fair value recorded through earnings, and (4) any non-controlling interests’ share of earnings in a partially owned subsidiary are included in the consolidated net income of the group.

  SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (SFAS No. 160), which is to be retrospectively applied for presentation and disclosure purposes, requires entities to include non-controlling (minority) interests in partially owned consolidated subsidiaries within shareholders’ equity in the consolidated financial statements. All amounts related to non-controlling interests are presented separately on the face of the financial statements. SFAS No. 160 also requires the consolidating entity to include, prospectively, all earnings of the consolidated subsidiary attributable to the non-controlling interest holder in its income statement with an offsetting charge (credit) to the non-controlling interest in shareholders’ equity.

  SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (SFAS No. 161), amends and expands the disclosure requirements of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133) requiring enhanced disclosures about the Company’s derivative and hedging activities. Under SFAS No. 161, the Company is required to provide disclosures about (a) how and why it uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect the Company’s financial position, results of operations, and cash flows. SFAS No. 161 is effective prospectively, and applies to derivative instruments existing at the reporting date, with comparative disclosures of earlier periods encouraged upon initial adoption.

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

  FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (FSP FAS 142-3), removes the requirement within SFAS No. 142 “Goodwill and Other Intangible Assets” for an entity to consider, when determining the useful life of a recognized intangible asset, whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions. FSP FAS 142-3 requires an entity to consider its own historical experience in developing renewal or extension assumptions, or assumptions that a marketplace participant would use about renewal or extension.

  FSP FAS 157-2, as described above, delays the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the Company’s financial statements on a recurring basis (at least annually), until January 1, 2009.

In addition to the above, the FASB also recently issued the following accounting standard, which is effective for the year ending December 31, 2009, the adoption of which will not have a material impact on the Company’s financial position or results of operations.

  FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (FSP FAS 132(R)-1), amends SFAS 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. These disclosures include: how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period and significant concentrations of risk within plan assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

NOTE 2
ACQUISITIONS, DIVESTITURES, AND DISCONTINUED OPERATIONS

ACQUISITIONS
Corporate Payment Services
On March 28, 2008, the Company purchased Corporate Payment Services (CPS), General Electric Company’s commercial card and corporate purchasing business unit. The total cash consideration of $2.3 billion paid by the Company consisted of the contractual purchase price of approximately $1.1 billion plus the repayment of CPS’ $1.2 billion in outstanding debt as of the acquisition date.
     The following table summarizes the assets acquired and liabilities assumed by reportable operating segment as of the acquisition date, reflecting the final purchase price allocation completed in the fourth quarter of 2008:

(Millions)	GCS	USCS	Total
Other receivables	$1,149	$—	$1,149
Other loans	—	107	107
Goodwill	818	—	818
Definite-lived intangibles	217	1	218
Premises and equipment	14	—	14
Other assets	3	—	3
Total assets	2,201	108	2,309
Total liabilities	63	2	65
Net assets	$2,138	$106	$2,244

The customer receivables and loans acquired as part of the CPS acquisition, totaling $1.1 billion and $107 million, respectively, as of the acquisition date, are included in other receivables and other loans. As underlying cardmember relationships migrate to the Company’s products, the associated receivables will be reflected in the cardmember receivables and cardmember lending lines on the Consolidated Balance Sheets. As of December 31, 2008, the amount of CPS receivables included in other receivables and other loans was $880 million and $99 million, respectively; and, no CPS receivables were included in cardmember receivables or cardmember lending. The migration of CPS customers to the Company’s products is expected to be substantially completed by the first quarter of 2009.
       The acquisition of CPS did not have a significant impact on the Company’s results of operations for the year ended December 31, 2008.

DIVESTITURES
On May 31, 2007, the Company completed the sale of its merchant-related activities in Russia for a net gain of approximately $27 million ($18 million after-tax), recorded in the Company’s continuing operations, and reflected in the GNMS segment.
       During the third quarter of 2006, the Company completed the sale of its card and merchant-related activities in Malaysia, and its card and merchant-related activities in Indonesia for combined proceeds of $94 million. The transactions generated a gain of $33 million ($24 million after-tax), and are reported in the Company’s continuing operations ($23 million in the ICS segment and $10 million in the GCS segment).
       On June 30, 2006, the Company completed the sale of its card and merchant-related activities and international banking activities in Brazil for approximately $470 million. The transaction generated a net after-tax gain of $109 million. $144 million ($131 million after-tax) of the gain relates to the card and merchant-related activities sold and is reported in the Company’s continuing operations ($91 million in the ICS segment, $28 million in the GCS segment, and $25 million in the GNMS segment). A $48 million ($22 million after-tax) loss resulted from the sale of the Company’s international banking activities; this portion of the sale was reflected in discontinued operations, as discussed below.
       The Company will continue to maintain its presence in the merchant-related businesses within Russia and in the card and merchant-related businesses within Malaysia, Indonesia, and Brazil through its GNS arrangements with the acquirers and its retention of agreements with multinational merchants.

DISCONTINUED OPERATIONS
On September 18, 2007, the Company entered into an agreement to sell its international banking subsidiary, American Express Bank Ltd. (AEB) to Standard Chartered PLC (Standard Chartered). The sale was completed on February 29, 2008. In the second quarter of 2008, the Company and Standard Chartered agreed on the final purchase price of $796 million, equaling the final net asset value of the AEB businesses that were sold plus $300 million. The sale resulted in an after-tax gain of $11 million.
       On September 18, 2007, the Company also entered into an agreement with Standard Chartered to sell American Express International Deposit Company (AEIDC), a subsidiary that issues investment certificates to AEB’s customers, 18 months after the close of the AEB sale through a put/call agreement. In the third quarter of 2008, AEIDC qualified to be reported as a discontinued operation as it is the Company’s intention to exercise its AEIDC put option in the third quarter of 2009.
       On June 30, 2006, the Company completed the sale of certain of its activities in Brazil as discussed above. The international banking portion of the transaction generated an after-tax loss of $22 million reported in discontinued operations for banking activities the Company exited in Brazil. Financial results for these operations, prior to the second quarter of 2006, were not reclassified as discontinued operations because such results are not material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

     For all periods presented, all of the operating results, assets and liabilities, and cash flows of discontinued operations, except as described above, have been removed from the Corporate & Other segment and are presented separately in the Company’s Consolidated Financial Statements. Summary operating results of the discontinued operations included AEB (except for certain components of AEB that are not being sold), AEIDC, and the Brazilian banking activities, as well as businesses disposed of in previous years. The Notes to the Consolidated Financial Statements have been adjusted to exclude discontinued operations unless otherwise noted.
     Results from discontinued operations for the years ended December 31, were as follows:

(Millions)	2008	2007	2006
Total revenues net of interest expense	$(43)	$925	$1,097
Pretax (loss) income from discontinued operations(a)	$(160)	$(163)	$108
Income tax provision (benefit)	12	(49)	26
(Loss) Income from discontinued operations, net of tax	$(172)	$(114)	$82

(a)	Included in the results from discontinued operations for 2008, 2007 and 2006 are pretax losses of $275 million ($179 million after-tax), $105 million ($69 million after-tax), and $0, respectively, for mark-to-market adjustments and sales associated with the AEIDC investment portfolio.

Assets and liabilities of the discontinued operations at December 31, were as follows:

(Millions)	2008	2007
Assets:
Cash and cash equivalents	$3	$6,390
Investments	213	5,730
Loans, net of reserves	—	8,283
Other assets	—	1,875
Total assets	216	22,278
Liabilities:
Customer deposits	—	15,079
Investment certificate reserves	22	5,299
Other liabilities(a)	238	1,149
Total liabilities	260	21,527
Net (deficit) assets	$(44)	$751

(a)	The balance at December 31, 2008, represents a loan to AEIDC from AEIDC’s parent; this loan is expected to be settled concurrent with, or following the transfer of AEIDC to Standard Chartered in the third quarter of 2009.

Accumulated other comprehensive loss, net of tax, associated with discontinued operations at December 31, was as follows:

(Millions)	2008(a)	2007
Accumulated other comprehensive loss, net of tax:
Net unrealized securities losses	$—	$(15)
Foreign currency translation adjustments	—	(28)
Net unrealized pension and other postretirement benefit costs	—	2
Total accumulated other comprehensive loss	$—	$(41)

(a)	As noted above, all of AEIDC’s investment portfolio was reclassified from available-for-sale to Trading in the third quarter of 2007. As a result, no further balances remain in accumulated other comprehensive loss related to this portfolio.

Goodwill of approximately $27 million was included in AEB’s assets as of December 31, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

ASSETS AND LIABILITIES OF DISCONTINUED OPERATIONS MEASURED AT FAIR VALUE ON A RECURRING BASIS:
As described in Note 1, on January 1, 2008, the Company partially adopted SFAS No. 157 for its financial assets and financial liabilities that are accounted for at fair value. The fair value measurement and disclosure provisions of SFAS No. 157 are prospective in nature and, therefore, apply to financial assets and financial liabilities included in discontinued operations from January 1, 2008, forward. The following table presents the AEIDC financial instruments carried at fair value at December 31, 2008 and the respective SFAS No. 157 fair value hierarchy level:

	Total Carrying Value included in Assets
	of Discontinued Operations on the
	Consolidated Balance Sheet	Fair Value
(Millions)	at December 31, 2008	Hierarchy Level
Residential mortgage-backed securities
Non-Government Sponsored Entities:
Prime(a)	$46	2
Alt-A(a)	159	2
Total residential mortgage-backed securities	205
Other asset-backed securities(b)	8	3
Total investments at fair value	$213

(a)	The fair market values were obtained from pricing services engaged by the Company. The Company receives one price for each security. The fair values provided by the pricing services are estimated by using pricing models, where the inputs to those models are based on observable market inputs. The inputs to the valuation techniques applied by the pricing services vary depending on the type of security being priced but are typically benchmark yield, benchmark security prices, credit spreads, prepayment speeds, reported trades, broker-dealer quotes, all with reasonable levels of transparency. The pricing models used generally do not entail substantial subjectivity because the methodologies employed use inputs observed from active markets or recent trades of similar securities in inactive markets. The pricing services do not apply any adjustments to the pricing models used, nor does the Company apply any adjustments to prices received from the pricing services. The Company has reaffirmed its understanding of the valuation techniques used by its pricing services. No adjustments were deemed necessary to the prices provided by the pricing services as a result of current market conditions. The use of different techniques (e.g., different pricing models) to determine the fair value of these investments could result in different estimates of fair value at the reporting date.

(b)	Represents investments in other asset-backed securities transferred in the second quarter of 2008 from Level 2 into Level 3 of the fair value hierarchy primarily due to the significant inputs to the fair value of these assets being unobservable as a result of limited marketplace activity. The value of these assets was $24 million when they were transferred into Level 3 during the second quarter of 2008. Since then, the Company had $10 million in net settlements and $6 million in realized losses, reducing the value of these investments to $8 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

NOTE 3
ACCOUNTS RECEIVABLE

Accounts receivable at December 31 consisted of:

(Millions)	2008	2007
U.S. Card Services	$17,822	$21,418
International Card Services	5,582	6,616
Global Commercial Services	9,397	11,411
Global Network & Merchant Services(a)(b)	187	627
Cardmember receivables, gross(c)	32,988	40,072
Less: Cardmember reserve for losses	810	1,149
Cardmember receivables, net	$32,178	$38,923
Other receivables, gross(b)(d)	$4,511	$3,163
Less: Other reserve for losses	118	92
Other receivables, net	$4,393	$3,071

(a)	Includes receivables primarily related to certain of the Company’s business partners and International Currency Card portfolios.

(b)	At December 31, 2007, Global Network & Merchant Services cardmember receivables also included receivables purchased from joint ventures of $429 million that were reclassified to other receivables during 2008.

(c)	Includes approximately $9.9 billion and $12.4 billion of cardmember receivables outside the United States as of December 31, 2008 and 2007, respectively.

(d)	Other receivables primarily represent amounts due from the tax authorities, travel customers and suppliers, third party card issuing partners, and other receivables due to the Company in the ordinary course of business. This amount also includes accrued interest on investments, and accruals for the Company’s litigation settlement with Visa. Other receivables at December 31, 2008, also include acquisition of other receivables of CPS.

The following table presents changes in the cardmember receivable reserve for losses for years ended December 31:

(Millions)	2008	2007	2006
Balance, January 1	$1,149	$981	$942
Additions:
Cardmember receivables provision(a)	1,363	1,140	935
Deductions:
Cardmember receivables net write-offs(a)	(1,552)	(907)	(810)
Cardmember receivables other(b)	(150)	(65)	(86)
Balance, December 31	$810	$1,149	$981

(a)	Represents write-offs of charge card balances consisting of principal (resulting from authorized and unauthorized transactions) and fee components, less recoveries of $187 million, $203 million, and $177 million for 2008, 2007, and 2006, respectively.

(b)

Includes foreign currency translation and other adjustments primarily related to the reclassification of waived fee reserves to a contra-cardmember receivable.

See Note 4 for a discussion of impaired cardmember receivables at December 31, 2008 and 2007.

NOTE 4
LOANS

Loans at December 31 consisted of:

(Millions)	2008	2007
U.S. Card Services	$32,684	$43,253
International Card Services	9,499	11,155
Global Commercial Services	28	—
Cardmember lending, gross	42,211	54,408
Less: Cardmember lending reserve for losses	2,570	1,831
Cardmember lending, net	$39,641	$52,577
Other loans, gross(a)	$1,057	$807
Less: Other reserve for losses	39	45
Other loans, net	$1,018	$762

(a)	Other loans primarily represent small business installment loans. Other loans at December 31, 2008, also includes the acquisition of a storecard portfolio in the third quarter of 2008 whose billed business is not processed on the Company’s network, a loan to an affiliate in discontinued operations, and small business loans associated with the CPS acquisition.

The following table presents changes in the cardmember lending reserve for losses for the years ended December 31:

(Millions)	2008	2007	2006
Balance, January 1	$1,831	$1,171	$996
Additions:
Cardmember lending provisions(a)	4,106	2,615	1,507
Cardmember lending other(b)	125	146	116
Total provision	4,231	2,761	1,623
Deductions:
Cardmember lending net write-offs – principal(c)	(2,643)	(1,636)	(1,201)
Cardmember lending net write-offs – interest and fees(c)	(580)	(354)	(158)
Cardmember lending other(d)	(269)	(111)	(89)
Balance, December 31	$2,570	$1,831	$1,171

(a)	Represents loss provisions for cardmember lending consisting of principal (resulting from authorized transactions), interest, and fee reserves components.

(b)	Primarily represents adjustments to cardmember lending receivables resulting from unauthorized transactions and other items such as waived fees.

(c)	Cardmember lending net write-offs – principal for 2008, 2007, and 2006 include recoveries of $301 million, $295 million, and $187 million, respectively. Recoveries of interest and fees were de minimis.

(d)	Includes foreign currency translation and other adjustments primarily related to the reclassification of waived fee reserves to a contra-cardmember receivable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

The following table presents changes in the other loans reserve for losses for the years ended December 31:

(Millions)	2008	2007	2006
Balance, January 1	$45	$40	$38
Provisions	32	71	24
Net write-offs and other(a)	(38)	(66)	(22)
Balance, December 31	$39	$45	$40

(a)	Net write-offs for 2008, 2007, and 2006 include recoveries of $8 million, $7 million, and $6 million, respectively.

Individually “impaired” loans are defined by GAAP as larger balance or restructured loans for which it is probable that the lender will be unable to collect all amounts due according to the original contractual terms of the loan agreement.
       Impaired loans include loans and receivables that have been modified for borrowers who are experiencing financial difficulties. The Company may modify cardmember loans and receivables and such modifications may include reducing the interest rate/delinquency fees on the loans/receivables and/or placing the cardmember on a fixed payment plan not exceeding 60 months. If the cardmember does not comply with the modified terms, then the loan or receivable agreement reverts back to its original terms. Under these programs, approximately $821 million and $175 million of cardmember loans and receivables outstanding at December 31, 2008 and 2007, respectively, have been modified. In accordance with the Company’s methodology for determining its reserve for losses, the Company had provided adequate reserves for these cardmember loans or receivables, and therefore, modifications to these cardmember loans or receivables had no incremental impact on the Company’s reserve for losses.
       Loans amounting to $927 million and $707 million at December 31, 2008 and 2007, respectively, were past due 90 days or more and still accruing interest. The Company’s policy is to accrue interest through the date of charge-off (i.e. 180 days past due).

NOTE 5
INVESTMENT SECURITIES

The following is a summary of investment securities, all of which are classified as available-for-sale at December 31:

(Millions)	2008				2007
		Gross	Gross			Gross	Gross	Estimated
		Unrealized	Unrealized	Estimated		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Fair Value	Cost	Gains	Losses	Value
State and municipal obligations	$6,552	$37	$(1,034)	$5,555	$6,795	$102	$(136)	$6,761
U.S. Government and agencies obligations(a)	5,074	92	—	5,166	5,034	76	—	5,110
Mortgage-backed securities(b)	73	2	—	75	79	1	(1)	79
Retained subordinated securities(c)	1,328	—	(584)	744	78	—	—	78
Equity securities(d)	200	344	—	544	—	—	—	—
Corporate debt securities	230	1	(13)	218	285	1	(4)	282
Foreign government bonds and obligations	84	1	(4)	81	51	2	—	53
Other(e)	143	—	—	143	851	—	—	851
Total	$13,684	$477	$(1,635)	$12,526	$13,173	$182	$(141)	$13,214

(a)	U.S. Government and agency obligations include U.S. Treasury securities and senior debentures issued by Government Sponsored Enterprises (Fannie Mae and Freddie Mac). At December 31, 2008 and 2007, these amounts included $3.2 billion and $3.1 billion, respectively, of securities issued by Fannie Mae and Freddie Mac. At December 31, 2008, there were no securities loaned out on an overnight basis to financial institutions under the securities lending program. At December 31, 2007 there were $970 million of securities loaned out on an overnight basis to financial institutions under the securities lending program.

(b)	Represents the amount of mortgage-backed securities guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. Including the $213 million of mortgage and other asset-backed securities discussed in Note 2, the Company’s total exposure to mortgage and other asset-backed securities is $288 million.

(c)	Consists of investments in retained subordinated securities from the Company’s securitization programs.

(d)	In 2006, the Company acquired a non-controlling interest in the common stock of Industrial Commercial Bank of China (ICBC) for $200 million. The Company is restricted from selling 50 percent of this investment until April 2009 and the remaining 50 percent until October 2009. Upon falling within 12 months of the restriction termination dates (50 percent in April 2008 and 50 percent in October 2008), the investment was reclassified from other assets to available-for-sale securities at fair value. Changes in the securities fair value from its cost at date of acquisition are recorded in other comprehensive income in 2008.

(e)	Included in other are short-term money market and state tax exempt securities (estimated fair value totaling $127 million and $833 million at December 31, 2008 and 2007, respectively) and other securities, primarily mutual funds.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

FAIR VALUE
The following is a description of the valuation techniques utilized by the Company to measure the fair value of its investment securities, including the general classification of such items pursuant to the fair value hierarchy. These techniques may produce fair values that may not be indicative of a future sale, or reflective of future fair values. The use of different techniques to determine the fair value of these types of investment securities could result in different estimates of fair value at the reporting date. SFAS No. 157 was adopted by the Company on January 1, 2008; therefore, classification of the Company’s investments pursuant to the fair value hierarchy is applicable only to the estimated fair values as of December 31, 2008.

  When available, quoted market prices are used to determine fair value and the investment securities are classified within Level 1 of the fair value hierarchy.

  When quoted prices in an active market are not available, the fair market values for the Company’s investment securities are obtained primarily from pricing services engaged by the Company, and the Company receives one price for each security. The fair values provided by the pricing services are estimated by using pricing models, where the inputs to those models are based on observable market inputs. The inputs to the valuation techniques applied by the pricing services vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades, broker-dealer quotes, all with reasonable levels of transparency. The pricing services do not apply any adjustments to the pricing models used, nor does the Company apply any adjustments to prices received from the pricing services. Although the underlying inputs are directly observable from active markets or recent trades of similar securities in inactive markets, the pricing models used do entail a certain amount of subjectivity and therefore differing judgements in how the underlying inputs are modeled could result in different estimates of fair value. As of December 31, 2008, all of the Company’s investment securities are classified within Level 2 of the fair value hierarchy, except for the retained subordinated securities from the Company’s securitization programs which are classified within Level 3 of the fair value hierarchy, and are discussed in more detail in Note 6.

The Company has reaffirmed its understanding of the valuation techniques used by its pricing services. No adjustments were deemed necessary to the prices provided by the pricing services as a result of current market conditions. In addition, the Company corroborates the prices provided by its pricing services to test their reasonableness by comparing their prices to valuations from different pricing sources as well as comparing prices to the sale prices received from sold securities.

The following table provides information about available-for-sale investment securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2008 and 2007:

(Millions)	2008				2007
	Less than 12 months		12 months or more		Less than 12 months		12 months or more
		Gross		Gross		Gross		Gross
	Estimated	Unrealized	Estimated	Unrealized	Estimated	Unrealized	Estimated	Unrealized
Description of Securities	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
State and municipal obligations	$2,515	$(326)	$2,037	$(708)	$2,680	$(120)	$195	$(16)
Retained subordinated securities	744	(584)	—	—	—	—	—	—
Corporate debt securities	35	(1)	99	(12)	110	(2)	116	(2)
Foreign government bonds and obligations	27	(4)	—	—	—	—	—	—
Mortgage-backed securities	—	—	—	—	—	—	20	(1)
Total	$3,321	$(915)	$2,136	$(720)	$2,790	$(122)	$331	$(19)

The Company reviews and evaluates investments at least quarterly and more often as market conditions may require to identify investments that have indications of other-than-temporary impairments. The determination of other-than-temporary impairment is a subjective process, requiring the use of judgments and assumptions. Accordingly, the Company considers several metrics when evaluating securities for an other-than-temporary impairment, including the extent to which amortized cost exceeds fair value, the duration and size of that difference, and the issuers credit rating.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

The following table summarizes the unrealized losses of temporary impairments by ratio of fair value to amortized cost as of December 31, 2008:

(Millions)	Less than 12 months		12 months or more		Total
	Estimated	Gross	Estimated	Gross	Estimated	Gross
Ratio of Fair Value to	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Amortized Cost	Value	Losses	Value	Losses	Value	Losses
90%–100%	$1,289	$(73)	$111	$(7)	$1,400	$(80)
Less than 90%	2,032	(842)	2,025	(713)	4,057	(1,555)
Total	$3,321	$(915)	$2,136	$(720)	$5,457	$(1,635)

The securities with a fair value to amortized cost ratio of less than 100 percent consist primarily of state and municipal securities and the retained subordinated securities from the Company’s securitization programs. The retained subordinated securities represent investments in the Lending Trust, as discussed in more detail in Note 6. The state and municipal securities do not contain a concentration of any one security. At December 31, 2008, the Company had approximately 995 securities with a fair value of $5.5 billion in an unrealized loss position, which represented approximately 63 percent of the total number of outstanding investment securities.
       Key factors considered when assessing other-than-temporary impairment include the determination of the extent to which the difference is due to increased default risk for the specific issuer, or market interest rate risk. With respect to increased default risk, the Company assesses the collectibility of principal and interest payments by monitoring issuer’s credit ratings, related changes to those ratings, specific credit events associated with the individual issuers as well as the credit ratings of financial guarantor, where applicable. With respect to market interest rate risk, including benchmark interest rates and credit spreads, the Company’s intent and ability to hold the securities for a time sufficient to recover the unrealized losses is a significant consideration in the other-than-temporary evaluation process.
       The gross unrealized losses on state and municipal securities are attributable to a number of reasons such as increases in issuer specific credit spreads, changes in the interest rates as well as pricing pressures resulting from the excess supply of securities in the market that were caused by unusually high redemptions of municipal money market funds that occurred since September 2008. However, there were no specific credit concerns identified for any of the issuers and therefore the Company expects to collect all of the contractual cash flows due on these securities. These securities support specific businesses within the Company and the Company has both the intent and ability to hold these securities for a time sufficient to recover the unrealized losses.
       The gross unrealized losses on the retained subordinated securities from the Company’s securitization programs are primarily attributable to the increase in issuer specific credit spreads. The credit spreads on these securities have increased substantially during fourth quarter of 2008 due to limited market liquidity. However, upon analysis of the projected cash flows of the American Express Credit Account Master Trust (the Lending Trust), the Company expects to collect all of the contractual cash flows due on these securities. Also, the Company has the ability and intent to hold these securities as there are no current funding needs that would require the Company to sell these securities.
       The gross unrealized losses on all other securities are attributable to changes in market interest rates, particularly the widening of credit spreads. The Company has the ability and the intent to hold these securities for a time sufficient to recover the unrealized losses and expects that contractual principal and interest will be received on these securities.

SUPPLEMENTAL INFORMATION
Gross realized gains and losses on sales of investment securities, included in other revenue, follows:

(Millions)	2008	2007	2006
Gains	$20	$14	$89	(a)
Losses	(8)	(5)	(1)
Total	$12	$9	$88

(a)	Includes $68 million of gains related to a rebalancing program in the fourth quarter of 2006 to better align the maturity profile of the Travelers Cheque and Gift Card investment portfolio with its business liquidity needs.

Contractual maturities of investment securities classified as available-for-sale, excluding equity securities and other securities, primarily mutual funds with no stated maturity, follows:

		Estimated
(Millions)	Cost	Fair Value
Due in:
2009	$2,318	$2,355
2010–2013	4,227	3,943
2014–2018	726	472
2019 and beyond	6,195	5,194
Total	$13,466	$11,964

The expected payments on state and municipal obligations and mortgage-backed securities may not coincide with their contractual maturities because borrowers have the right to call or prepay certain obligations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

NOTE 6
ASSET SECURIZATIONS

OFF-BALANCE SHEET SECURITIZATIONS
Servicing Portfolio
The Company periodically securitizes cardmember loans through the Lending Trust. The following table illustrates the activity in the Lending Trust (including the securitized cardmember loans and seller’s interest) for the years ended December 31:

(Millions)	2008	2007
Lending Trust assets, January 1	$36,194	$34,584
Account additions, net	10,187	—
Cardmember activity, net	(4,802)	1,610
Lending Trust assets, December 31	$41,579	$36,194
Securitized cardmember loans, January 1	$22,670	$20,170
Impact of issuances	10,955	6,000
Impact of maturities	(4,670)	(3,500)
Securitized cardmember loans, December 31	$28,955	$22,670
Seller’s interest, January 1	$13,524	$14,414
Impact of issuances	(10,955)	(6,000)
Impact of maturities	4,670	3,500
Account additions, net	10,187	—
Cardmember activity, net	(4,802)	1,610
Seller’s interest, December 31	$12,624	$13,524

The Company, through its subsidiaries, is required to maintain an undivided interest in the transferred cardmember loans (seller’s interest), which is equal to the balance of all cardmember loans transferred to the Lending Trust plus the associated accrued interest receivable (Lending Trust assets) less the investors’ portion of those assets (securitized cardmember loans). Seller’s interest is reported as cardmember lending on the Company’s Consolidated Balance Sheets. Any billed finance charges related to the investors’ portion of securitized cardmember loans are reported as other assets on the Company’s Consolidated Balance Sheets. The seller’s interest is required to be maintained at a minimum level of 7 percent of the outstanding securities in the Lending Trust. If the seller’s interest was reduced below the 7 percent level, the Company would be required to add additional cardmember loans to the Lending Trust. As of December 31, 2008, the amount of seller’s interest was approximately 40 percent of the outstanding securities in the Lending Trust.
       The Company retains servicing responsibilities for the transferred cardmember loans through its subsidiary, American Express Travel Related Services Company, Inc., (TRS) and earns a related fee. No servicing asset or liability is recognized at the time of a securitization because the Company receives adequate compensation relative to current market servicing fees.

Securitization Income
The following table summarizes the activity related to securitized loans reported in securitization income, net for the years ended December 31:

(Millions)	2008	2007	2006
Excess spread, net(a)	$544	$1,025	$1,055
Servicing fees	543	425	407
(Losses) Gains on sales from securitizations(b)	(17)	57	27
Securitization income, net	$1,070	$1,507	$1,489

(a)	Excess spread, net is the net cash flow from interest and fee collections allocated to the investors’ interests after deducting the interest paid on investor certificates, credit losses, contractual servicing fees, other expenses, and the changes in the fair value of the interest-only strip in 2008 and 2007.

(b)	Excludes $446 million and $(177) million of credit provision impact from cardmember loan sales and maturities for 2008, $144 million and $(84) million of credit provision impact from cardmember loan sales and maturities for 2007, as well as $83 million and $(104) million of credit provision impact from cardmember loan sales and maturities for 2006.

At the time of a cardmember loan securitization, the Company records a gain (loss) on sale, which is calculated as the difference between the proceeds from the sale and the book basis of the cardmember loans sold. The book basis is determined by allocating the carrying amount of the sold cardmember loans, net of applicable credit reserves, between the cardmember loans sold and the interests retained based on their relative fair values. Such fair values are based on market prices at the date of transfer for the sold cardmember loans and on the estimated present value of future cash flows for retained interests. Gains (Losses) on sale from securitizations are reported in securitization income, net in the Company’s Consolidated Statements of Income. The income component resulting from the release of credit reserves upon sale is reported as a reduction of provision for losses from cardmember lending.

Retained Interests in Securitized Assets and Fair Value Measurement
The Company retains subordinated interests in the securitized cardmember loans. These interests include one or more A-rated and BBB-rated investments in tranches of the securitization (subordinated securities) and an interest-only strip. The following table presents retained interests for the years ended December 31:

(Millions)	2008	2007
Subordinated securities(a)	$744	$78
Interest-only strip(b)	32	223
Total retained interests	$776	$301

(a)	The subordinated securities are accounted for at fair value as available-for-sale investment securities and are reported in investments on the Company’s Consolidated Balance Sheets with unrealized gains (losses) recorded in accumulated other comprehensive (loss) income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

(b)	The interest-only strip is accounted for at fair value and is reported in other assets on the Company’s Consolidated Balance Sheets with changes in fair value recorded in securitization income, net in the Company’s Consolidated Statements of Income.

The Company partially adopted SFAS No. 157 as of January 1, 2008. SFAS No. 157 established a three-level hierarchy of valuation techniques used to measure fair value. Refer to Note 1 for additional discussion regarding each level in the fair value hierarchy as defined by SFAS No. 157. The Company classifies its subordinated securities and its interest-only strip in Level 3 of the fair value hierarchy.
       The Company determines the fair value of its retained subordinated securities using discounted cash flow models. The discount rate used is based on an interest rate curve that is observable in the marketplace plus an unobservable credit spread commensurate with the risk of these securities and similar financial instruments. The Company classifies such securities in Level 3 of the fair value hierarchy because the applicable credit spreads are not observable due to the illiquidity in the market with respect to these securities and similar financial instruments.
       The fair value of the interest-only strip is the present value of estimated future positive excess spread expected to be generated by the securitized loans over the estimated remaining life of those loans. Management utilizes certain estimates and assumptions to determine the fair value of the interest-only strip asset, including estimates for finance charge yield, credit losses, LIBOR (which determines future certificate interest costs), monthly payment rate and discount rate. On a quarterly basis, the Company compares the assumptions it uses in calculating the fair value of its interest-only strip to observable market data when available, and to historical trends. The interest-only strip is classified within Level 3 of the fair value hierarchy due to the significance of the unobservable inputs used in valuing this asset.
       The following table presents the changes in fair value of the Company’s retained subordinated securities and its interest-only strip during the year ended December 31, 2008:

	Investments-		Other
	Retained		Assets-
	Subordinated		Interest-
(Millions)	Securities		Only Strip
Beginning fair value	$78		$223
Increases in securitized loans	1,250		71
Decreases in securitized loans	—		(42)
Total realized and unrealized losses	(584	)(a)	(220	)(b)
Ending fair value	$744		$32

(a)	Included in accumulated other comprehensive (loss) income.

(b)	Included in securitization income, net.

Changes in the estimates and assumptions used may have a significant impact on the Company’s valuation of the retained interests. The key economic assumptions used in measuring the interest-only strip asset at the time of issuance as well as at December 31, 2008, and the sensitivity of the fair value to immediate 10 percent and 20 percent adverse changes in these assumptions are as follows (rates are per annum):

Interest-Only Strip
	At time of issuance		As of December 31, 2008
				Impact on
				fair value
				of 10%
				adverse
(Millions, except rates per annum)	2008	2007	Assumptions	change(a)
Finance charge yield	13.5%-15.6%	15.8%-16.3%	13.8%-14.0%	$(92.4	)(b)
Expected credit losses	4.3%-5.8%	2.6%-4.3%	9.2%-10.2%	$(63.1	)(b)
LIBOR	2.7%-4.6%	5.0%-5.4%	0.8%-2.0%	$(7.8)
Monthly payment rate	23.8%-24.7%	24.6%-25.6%	23.5%	$(0.2)
Discount Rate	11.0%-12.0%	12.0%	19.4%	$(0.1)

(a)	The impact on fair value of a 20 percent adverse change is approximately two times the impact of a 10 percent adverse change identified above.

(b)	The fair value of the interest-only strip is $32 million as of December 31, 2008. Therefore, a 10 percent adverse change in the assumption would result in the fair value of the interest-only strip written down to zero.

The key assumptions and the sensitivity of the current year’s fair value of the retained subordinated securities to immediate 10 percent and 20 percent adverse changes in these key assumptions are as follows:

Retained Subordinated Securities
		Impact on fair	Impact on fair
		value of 10%	value of 20%
(Millions, except rates per annum)	Assumptions	adverse change	adverse change
Discount rate	22.0%-32.6%	$(45.0)	$(85.4)
LIBOR	2.0%-2.5%	$(5.5)	$(10.9)

This sensitivity analysis does not represent management’s expectations of adverse changes in these assumptions but is provided as a hypothetical scenario to assess the sensitivity of the fair value of the retained subordinated interests to changes in key inputs. Management cannot extrapolate changes in fair value based on a 10 percent or 20 percent change in all key assumptions simultaneously in part because the relationship of the change in one assumption on the fair value of the retained interest is calculated independently from any change in another assumption. Changes in one factor may cause changes in another, which could magnify or offset the sensitivities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

Other Disclosures
The table below summarizes cash flows received from the Lending Trust for the years ended December 31:

(Millions)	2008	2007
Proceeds from new securitizations during the period	$9,619	$5,909
Proceeds from collections reinvested in revolving cardmember securitizations	$78,164	$63,714
Servicing fees received	$543	$425
Other cash flows received on retained interests from interest-only strips	$2,363	$2,407

The following table presents quantitative information about delinquencies, net credit losses, and components of securitized cardmember loans on a trust basis at December 31:

		Amount of	Net
	Total	Loans 30	Credit
	Principal	Days or	Write-offs
	Amount of	More Past	During
(Billions)	Loans	Due	the Year
2008
Cardmember loans managed(a)	$71.2	$3.3	$4.9
Less: Cardmember loans securitized	29.0	1.4	1.7
Cardmember loans on-balance sheet	$42.2	$1.9	$3.2
2007
Cardmember loans managed	$77.1	$2.1	$2.8
Less: Cardmember loans securitized	22.7	0.6	0.8
Cardmember loans on-balance sheet	$54.4	$1.5	$2.0

(a)	Excludes subordinated accrued interest receivable classified in other assets. Refer to Note 8.

ON-BALANCE SHEET SECURITIZATIONS
The Company’s securitizations of cardmember receivables are accounted for as secured borrowings, rather than as qualifying sales, because the receivables are transferred to a non-qualifying special purpose entity, the American Express Issuance Trust (the Charge Trust). The Charge Trust is considered a variable interest entity and is consolidated by American Express Receivables Financing Corporation V, LLC, its primary beneficiary, which is in turn consolidated by the Company.
       The cardmember receivables securitized through this entity are not accounted for as sold and continue to be reported as owned assets on the Company’s Consolidated Balance Sheets. The related securities issued to third-party investors are reported as long-term debt on the Company’s Consolidated Balance Sheets. The Company, through its subsidiaries, is required to maintain an undivided, pro rata interest in the transferred cardmember receivables (seller’s interest) at a minimum level of 15 percent of the total receivables in the Charge Trust. If the seller’s interest was reduced below the 15 percent level, the Company would be required to add additional cardmember receivables to the Charge Trust. As of December 31, 2008, the amount of seller’s interest was approximately 32 percent of the total receivables in the Charge Trust.
       The following table summarizes the total assets and liabilities held by the Charge Trust at December 31:

(Billions)	2008	2007
Assets	$7.8	$9.0
Liabilities	$5.0	$3.1

These receivables are available only for payment of the debt or other obligations issued or arising in the securitization transactions. For these assets, the carrying values approximate fair value because these are short-term in duration. The long-term debt is payable only out of collections on the underlying securitized assets. The fair value of these liabilities was $4.4 million and $3.2 million at December 31, 2008 and 2007, respectively.

TRUST TRIGGERS
Under the respective terms of the Lending Trust and the Charge Trust agreements, the occurrence of certain events could result in payment of trust expenses, establishment of reserve funds, or in a worst-case scenario, early amortization of investor certificates.
       The following table below presents key metrics reported by each trust at December 31, 2008:

	Lending		Charge
	Trust		Trust
Total trust excess spread rate, net – three months average	6.97%	(a)	25.99%	(b)
Floating rate series excess spread rate, net – three months average	6.85%	(c)	26.25%	(c)
Fixed rate series excess spread rate, net – three months average	5.20%	(c)	25.00%	(c)

(a)	Total Trust Excess Spread Rate, net in the Lending Trust is the sum of the net cash flows of the (i) excess spread, net and (ii) issuer rate, as a percentage of the outstanding investors’ certificates. Excess spread, net is the net cash flows from interest and fee collections allocated to the investors’ interests after deducting the interest paid on investors’ certificates, credit losses, contractual servicing fees and other expenses. The deductions may be a greater amount than the collections, resulting in negative spread losses. Excess spread, net is reported by the Company in securitization income, net in the Consolidated Statements of Income. See above for the disclosure of excess spread, net. Issuer rate collections are a portion of monthly discount revenue that is earned and collected by the Company on new transactions by cardmembers that have their loans sold into the Lending Trust. These cash flows are available to pay monthly Lending Trust expense. The issuer rate is reported in discount revenue in the Company’s Consolidated Statements of Income.

(b)	Total Trust Excess Spread Rate, net in the Charge Trust is the net cash flows from the discounted portion of principal collections allocated to the investors’ interests after deducting the interest paid on investors’ notes, credit losses, contractual servicing fees and other expenses, as a percentage of the outstanding investors’ notes.

(c)	Rates are calculated based on a 30/360 annualization factor.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

In the event the excess spread, net in the Lending Trust becomes negative, and the issuer rate collections are utilized to pay Lending Trust expenses, this would be reflected as an expense in securitization income, net in the Company’s Consolidated Statements of Income and as a reduction of the Total Excess Spread Rate, net.
     In the event the excess spread rate, net for a given fixed or floating rate series is reduced below certain levels for either the Lending Trust or the Charge Trust, certain triggering events occur, including:

  If the three-month average excess spread rate, net for a given fixed or floating rate series falls below five percent or four percent for the Lending Trust and Charge Trust, respectively, the affected Trust is required to fund a cash reserve account (from cash that would normally revert back to the Company through its subsidiaries) in increasing amounts from $6 million up to a maximum of approximately $2.0 billion for the Lending Trust and from $52 million up to maximum $207 million for the Charge Trust, depending on the fixed or floating rate series Total Trust Excess Spread Rate, net. During February 2009, for certain fixed rate series within the Lending Trust, a cash reserve account is required to be funded in the amount of $22 million of which a partial funding in the amount of $1.5 million is being recorded in other receivables on the Company’s Consolidated Balance Sheets. The Company has rights to this cash, and it will only be used if this cash is required to help pay-off any outstanding principal or interest at maturity or in the event of an early amortization (see below). These fixed rate series, referred to above, will mature in 2009 and 2011, and it is expected that the cash in the cash reserve account will revert back to the Company upon maturity.

  If the three-month average excess spread rate, net for a given fixed or floating rate series for either Trust falls below zero percent, an early amortization of the affected Trust will occur. The applicable cash reserve account (see above) for each Trust is available to the investors if the collections from the securitized loans and receivables are insufficient to pay the principal balance of the investors’ notes and certificates.

  In the event of an early amortization of the Lending Trust, the lending receivable assets and investor certificates issued by the Lending Trust would revert to the Company’s balance sheet and the investor certificates would be required to be repaid over an approximate four month period, based on the estimated average life of the securitized loans. Although the repayment of the investor certificates is non-recourse to the Company, the Company would need an alternate source of funding for the lending receivables assets that, as a consequence of the early amortization, would revert to the Company’s balance sheet, as well as for lending receivables assets that would be generated in the future from the accounts that are the source of the reverted receivables.

  In the event of an early amortization of the Charge Trust, the underlying investor notes issued by the Charge Trust are required to be repaid over an approximate one month period, based on the estimated average life of the securitized receivables.

With respect to both the Lending Trust and the Charge Trust, a decline in the actual or implied short-term credit rating of TRS below A-1/P-1 would trigger a requirement that TRS, as servicer, transfer collections on the securitized assets to investors on a daily, rather than a monthly, basis or make alternative arrangements with the rating agencies to allow TRS to continue to transfer collections on a monthly basis. Such alternative arrangements include obtaining appropriate guarantees for the performance of the payment and deposit obligations of TRS, as servicer.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

NOTE 7
CHANGES IN ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Changes in each component of accumulated other comprehensive income (loss) for the three years ended December 31, were as follows:

		Net		Net
		Unrealized		Unrealized
	Net	Gains	Foreign	Pension	Minimum	Accumulated
	Unrealized	(Losses)	Currency	and Other	Pension	Other
Three Years Ended December 31,	Gains (Losses)	on	Translation	Postretirement	Liability	Comprehensive
(Millions), net of tax(a)	on Securities	Derivatives	Adjustments	Benefit Costs	Adjustment	Income (Loss)
Balances at December 31, 2005	$137	$143	$(400)	$—	$(19)	$(139)
Investment securities
Net unrealized securities gains	8					8
Reclassification for net realized gains	(54)					(54)
Other gains(b)	44					44
Derivatives
Net unrealized gains on cash flow hedges		42				42
Cash flow hedge gains reclassified to earnings		(158)				(158)
Foreign currency translation adjustments
Reclassification to earnings due to sale of foreign entities			110			110
Translation gains			215			215
Net losses related to hedges of investment in foreign
operations			(221)			(221)
Pension and other postretirement benefit costs
Adjustment to initially apply SFAS No. 158				(415)	19	(396)
Discontinued operations(c)	(43)		74	(2)		29
Net change in accumulated other comprehensive
(loss) income	(45)	(116)	178	(417)	19	(381)
Balances at December 31, 2006	92	27	(222)	(417)	—	(520)
Investment securities
Net unrealized securities losses	(80)					(80)
Reclassification for net realized gains	(5)					(5)
Other losses(b)	(47)					(47)
Derivatives
Net unrealized losses on cash flow hedges		(68)				(68)
Cash flow hedge gains reclassified to earnings		(30)				(30)
Foreign currency translation adjustments
Reclassification to earnings due to sale of foreign
entities			3			3
Translation gains			347			347
Net losses related to hedges of investment in foreign
operations			(380)			(380)
Pension and other postretirement benefit costs
Annual valuation adjustment				239		239
Curtailment impact				18		18
Amortization of prior service cost and net actuarial loss				28		28
Discontinued operations(c)	52		(3)	4		53
Net change in accumulated other comprehensive
(loss) income	(80)	(98)	(33)	289	—	78

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

		Net		Net
		Unrealized		Unrealized
	Net	Gains	Foreign	Pension	Minimum	Accumulated
	Unrealized	(Losses)	Currency	and Other	Pension	Other
Three Years Ended December 31,	Gains (Losses)	on	Translation	Postretirement	Liability	Comprehensive
(Millions), net of tax(a)	on Securities	Derivatives	Adjustments	Benefit Costs	Adjustment	Income (Loss)
Balances at December 31, 2007	$12	$(71)	$(255)	$(128)	$—	$(442)
Investment securities
Net unrealized securities losses	(718)					(718)
Reclassification for net realized gains	(8)					(8)
Derivatives
Net unrealized losses on cash flow hedges		(170)				(170)
Cash flow hedge losses reclassified to earnings		161				161
Foreign currency translation adjustments
Translation losses			(1,102)			(1,102)
Net gains related to hedges of investment in foreign
operations			961			961
Pension and other postretirement benefit costs
Annual valuation adjustment				(353)		(353)
Curtailment/settlement impact				8		8
Amortization of prior service cost and net actuarial loss				16		16
Discontinued operations(c)	15		28	(2)		41
Net change in accumulated other comprehensive income
(loss)	(711)	(9)	(113)	(331)	—	(1,164)
Balances at December 31, 2008	$(699)	$(80)	$(368)	$(459)	$—	$(1,606)

(a)	The following table shows the tax impact for the three years ended December 31, for the changes in each component of accumulated other comprehensive income (loss):

(Millions)	2008	2007	2006
Investment securities	$(472)	$(84)	$(4)
Derivatives	(4)	(56)	(61)
Foreign currency translation adjustments	(66)	17	(28)
Pension and other postretirement benefit costs	(159)	152	(209)
Minimum pension liability adjustment	—	—	10
Discontinued operations(c)	16	29	16
Total tax impact	$(685)	$58	$(276)

(b)	Other gains (losses) primarily related to the impact of changes in the fair market value of the interest-only strip for year 2006. In connection with the initial adoption of SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140” (SFAS No. 155), as of January 1, 2007, the Company recognized a gain of $80 million ($50 million after-tax) related to the fair value of the interest-only strip, which was recorded in other comprehensive income (loss) in previous periods. Changes in the fair value of the interest-only strip subsequent to the adoption of this standard are reflected in securitization income, net.

(c)	Relates to the change in accumulated other comprehensive income (loss) prior to the dispositions of AEB and AEIDC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

NOTE 8
OTHER ASSETS

The following is a summary of other assets at December 31:

(Millions)	2008	2007
Deferred tax assets, net	$3,470	$2,411
Goodwill	2,301	1,508
Derivative assets	1,743	247
Prepaid expenses(a)	1,712	618
Subordinated accrued interest receivable(b)	807	—
Other intangible assets, at amortized cost	717	204
Restricted cash	238	276
Other	1,619	2,084
Total	$12,607	$7,348

(a)	Includes $890 million of Delta Miles purchased in connection with the renegotiated contract with Delta Air Lines. The Delta Miles are subject to certain restrictions and will be expensed as used in the future.

(b)	Subordinated accrued interest receivable was reclassified from cardmember loans prospectively beginning in the first quarter 2008. The balance included in cardmember loans at December 31, 2007 was $630 million.

GOODWILL
The changes in the carrying amount of goodwill reported in the Company’s reportable operating segments were as follows. During 2007 and 2008, no goodwill was written off due to impairment.

					Corporate
(Millions)	USCS	ICS	GCS	GNMS	& Other	Total
Balance at January 1, 2007	$168	$518	$740	$27	$16	$1,469
Acquisitions	7	—	19	—	—	26
Other, including foreign currency translation
and reclassifications	—	1	12	—	—	13
Balance at December 31, 2007	175	519	771	27	16	1,508
Acquisitions(a)	—	—	828	—	—	828
Dispositions	—	—	(1)	—	—	(1)
Other, including foreign currency translation	—	(10)	(25)	1	—	(34)
Balance at December 31, 2008	$175	$509	$1,573	$28	$16	$2,301

(a)	Includes approximately $818 million related to the acquisition of General Electric Company’s commercial card and corporate purchasing business. Refer to Note 2 for further discussion.

OTHER INTANGIBLE ASSETS
The components of other intangible assets were as follows:

(Millions)	2008			2007
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount
Customer relationships	$744	$(135)	$609	$187	$(78)	$109
Other	160	(52)	108	137	(42)	95
Total	$904	$(187)	$717	$324	$(120)	$204

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

The gross changes in the carrying values and accumulated amortization related to other intangible assets, which are all definite lived, were as follows:

	2008			2007
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
(Millions)	Amount	Amortization	Amount	Amount	Amortization	Amount
Balance at January 1	$324	$(120)	$204	$341	$(185)	$156
Acquisitions(a)	604	—	604	93	—	93
Amortization(b)	—	(83)	(83)	—	(47)	(47)
Other(c)	(24)	16	(8)	(110)	112	2
Balance at December 31	$904	$(187)	$717	$324	$(120)	$204

(a)	Includes approximately $218 million and $265 million, related to the acquisition of CPS from General Electric Company as discussed in Note 2 and a corporate signing bonus payment made in connection with the renegotiated contract with Delta Air Lines, respectively. Intangible assets acquired in 2008 and 2007 are being amortized, on average, over 8 years and 16 years, respectively.

(b)	2006 amortization expense was $60 million.

(c)	Primarily includes the write-off of fully amortized intangible assets and foreign currency translation.

Estimated amortization expense for other intangible assets over the next five years is as follows:

(Millions)	2009	2010	2011	2012	2013
Estimated amortization expense	$126	$117	$100	$92	$83

The Company has $141 million and $114 million in affordable housing partnership interests at December 31, 2008 and 2007, respectively, included in other assets in the table above. The Company is a limited partner and typically has a less than 50 percent interest in the affordable housing partnerships. These partnership interests are accounted for in accordance with the following accounting pronouncements, (i) FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities”, (ii) EITF No. 94-01, “Accounting for Tax Benefits Resulting from Investments in Affordable Housing Projects”, and (iii) the related accounting guidance of Statement of Position No. 78-9, “Accounting Investments in Real Estate Ventures”, EITF Topic D-46, “Accounting for Limited Partnership Investments”, and EITF No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners have Certain Rights.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

NOTE 9
CUSTOMER DEPOSITS

At December 31, 2008 and 2007, customer deposits were split between interest-bearing and non-interest-bearing deposits as follows:

(Millions)	2008	2007
U.S. offices:
Interest-bearing ($14,069 at fair value at December 31, 2008)	$14,377	$13,279
Non-interest-bearing	23	45
Non-U.S. offices:
Interest-bearing ($1,029 at fair value at December 31, 2008)	1,072	2,050
Non-interest-bearing	14	23
Total customer deposits	$15,486	$15,397

The customer deposits are aggregated by deposit type offered by the Company at December 31, 2008 and 2007, as follows:

(Millions)	2008	2007
Retail:
Cash sweep accounts	$7,123	$2,106
CDs	6,232	—
Institutional	837	10,928
Others	1,294	2,363
Total customer deposits	$15,486	$15,397

At December 31, 2008 and 2007, time deposits in denominations of $100,000 or more were as follows:

(Millions)	2008	2007
U.S.	$894	$11,187
Non-U.S.	153	1,124
Total	$1,047	$12,311

The scheduled maturities of all time deposits at December 31, 2008 are as follows:

(Millions)	U.S.	Non-U.S.	Total
2009(a)	$4,755	$669	$5,424
2010	976	115	1,091
2011	454	—	454
2012	—	—	—
2013	884	—	884
After 5 years	—	—	—
Total	$7,069	$784	$7,853

(a)	Includes the U.S. and Non-U.S. time deposits in denominations of $100,000 or more of $894 million and $153 million, respectively.

NOTE 10
DEBT

SHORT-TERM BORROWINGS
The Company’s short-term borrowings outstanding, defined as debt with original maturities of less than one year, at December 31, was as follows:

(Millions, except percentages)	2008			2007
			Year-End			Year-End
		Year-End	Effective		Year-End	Effective
		Stated	Interest		Stated	Interest
	Outstanding	Rate on	Rate with	Outstanding	Rate on	Rate with
	Balance	Debt(a)	Swaps(a)(b)	Balance	Debt(a)	Swaps(a)(b)
Commercial paper(c)	$7,272	2.20%	—	$10,490	4.36%	4.33%
Federal funds purchased and securities sold
under agreements to repurchase	470	1.30%	—	2,434	4.98%	—
Other short-term borrowings(d)	1,251	1.90%	1.88%	4,837	4.83%	—
Total	$8,993	2.11%		$17,761	4.57%

(a)	For floating rate debt issuances, the stated and effective interest rates are based on the floating rates in effect at December 31, 2008 and 2007, respectively. These rates may not be indicative of future interest rates.

(b)	Effective interest rates are only presented if swaps are in place to hedge the underlying debt at the respective year-end.

(c)	Includes $4.5 billion of commercial paper purchased by the Federal Reserve Bank’s Special Purpose Vehicle (SPV) through the Commercial Paper Funding Facility (CPFF) at December 31, 2008. The Company is permitted to issue up to a maximum of $14.7 billion to the SPV that was created for this purpose. The facility will mature in October 2009.

(d)	Other short-term borrowings include $313 million related to borrowings with a discontinued operation (AEB) at December 31, 2007, and interest bearing overdrafts with banks of $669 million and $463 million at December 31, 2008 and 2007, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

LONG-TERM DEBT
The Company’s outstanding long-term debt with original maturities of one year or greater, at December 31, was as follows:

(Millions, except percentages)	2008				2007
				Year-End			Year-End
			Year-End	Effective		Year-End	Effective
			Stated	Interest		Stated	Interest
	Maturity	Outstanding	Rate on	Rate with	Outstanding	Rate on	Rate with
	Dates	Balance(a)	Debt(b)	Swaps(b)(c)	Balance(a)	Debt(b)	Swaps(b)(c)
American Express Company
(Parent Company only)
Fixed and Floating Rate Senior Notes	2009–2038	$7,182	6.29%	5.53%	$5,996	5.40%	—
Subordinated Debentures(d)	2036	750	6.80%	—	750	6.80%	—
American Express Travel Related
Services Company, Inc.
Fixed and Floating Rate Senior Notes	2009–2011	2,000	4.09%	4.98%	2,000	4.93%	4.98%
American Express Credit
Corporation
Fixed and Floating Rate Senior Notes	2009–2017	17,490	3.85%	3.28%	19,118	4.99%	4.98%
Borrowings under Bank Credit Facilities	2012	2,506	4.56%	4.88%	3,146	7.34%	7.09%
American Express Centurion Bank
Fixed and Floating Rate Senior Notes	2009–2017	9,587	2.58%	1.97%	11,099	5.25%	5.14%
American Express Bank, FSB
Fixed and Floating Rate Senior Notes	2009–2017	15,402	2.88%	2.28%	9,909	5.23%	5.13%
American Express Receivables
Financing Corporation V LLC
Fixed and Floating Rate Senior Notes	2010–2012	4,826	2.17%	—	2,976	5.19%	—
Floating Rate Subordinated Notes	2010–2012	144	1.63%	—	144	5.67%	—
Other
Fixed and Floating Rate Notes(e)	2009–2014	154	6.79%	—	147	6.53%	—
Total		$60,041	3.63%		$55,285	5.30%

(a)	The outstanding balances reflect the impact of fair value hedge accounting whereby certain fixed rate notes have been swapped to floating rate through the use of interest rate swaps and are marked to market, as is the associated swap that is reported as a derivative asset or liability. In 2008 and 2007, the effect of these adjustments was $1.0 billion and $0.1 billion, respectively. Refer to Note 14 for more details on the Company’s treatment of fair value hedges.

(b)	For floating rate debt issuances, the stated and effective interest rates are based on the floating rates in effect at December 31, 2008 and 2007, respectively. These rates may not be indicative of future interest rates.

(c)	Effective interest rates are only presented when swaps are in place to hedge the underlying debt at the respective year-end.

(d)	The maturity date will automatically be extended to September 1, 2066, except in the case of (a) a prior redemption or (b) a default related to the debentures.

(e)	Includes $89 million and $90 million as of December 31, 2008 and 2007, respectively, related to a sale-leaseback transaction completed in 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

Through its subsidiaries, American Express Bank, FSB (FSB) and American Express Centurion Bank (Centurion Bank), the Company was approved to issue an aggregate maximum of $13.3 billion of guaranteed debentures under the Federal Depository Insurance Corporation’s (FDIC’s) Temporary Liquidity Guarantee Program (TLGP), which provides a FDIC guarantee for newly-issued senior unsecured debt. At December 31, 2008, the Company had $5.9 billion outstanding of senior notes issued through the program, comprised of $750 million of two-year floating rate notes, $1.7 billion of three-year floating rate notes, and $3.5 billion of three-year fixed rate notes.
     At December 31, 2008, the Parent Company had $750 million principal outstanding of Subordinated Debentures that accrue interest at an annual rate of 6.80 percent until September 1, 2016, and at an annual rate of three-month LIBOR plus 2.23 percent thereafter. At the Company’s option, the Subordinated Debentures are redeemable for cash after September 1, 2016 at 100 percent of the principal amount plus any accrued but unpaid interest. If the Company fails to achieve specified performance measures, it will be required to issue its common shares and apply the net proceeds to make interest payments on the Subordinated Debentures. No dividends on the Company’s common or preferred shares could be paid until such interest payments are made. The Company would fail to meet these specific performance measures if: (i) the Company’s tangible common equity is less than 4 percent of total adjusted assets for the most recent quarter or (ii) if the trailing two quarters’ consolidated net income is equal to or less than zero and tangible common equity as of the trigger determination date and as of the end of the quarter end six months prior, has in each case declined by 10 percent or more from the tangible common equity as of the end of the quarter 18 months prior to the trigger determination date. The Company met the specified performance measures in 2008.
     At December 31, 2008, the Company was not in violation of any of its debt covenants.

Aggregate annual maturities on long-term debt obligations (based on final maturity dates) at December 31, 2008, were as follows:

(Millions)	2009	2010	2011	2012	2013	Thereafter	Total
American Express Company (Parent Company only)	$500	$—	$399	$—	$997	$6,036	$7,932
American Express Travel Related Services Company, Inc.	800	—	1,200	—	—	—	2,000
American Express Credit Corporation	5,193	3,361	1,754	3,999	5,142	547	19,996
American Express Centurion Bank	4,750	2,227	—	1,233	—	1,377	9,587
American Express Bank, FSB	3,665	1,805	5,165	1,633	1,836	1,298	15,402
American Express Receivables Financing Corporation V LLC	—	3,410	—	1,560	—	—	4,970
Other	40	17	8	—	—	89	154
Total	$14,948	$10,820	$8,526	$8,425	$7,975	$9,347	$60,041

As of December 31, 2008 and 2007, the Company maintained total bank lines of credit of $11.2 billion and $12.4 billion, respectively. Of the total credit lines, $8.7 billion and $9.0 billion were unutilized, and of these unutilized amounts, $7.9 billion and $8.2 billion supported commercial paper borrowings at December 31, 2008 and 2007, respectively. The Company pays commitment fees to maintain lines of credit; for the year ended December 31, 2008, these fees totaled $6 million.
     The Company paid total interest primarily related to short- and long-term debt, corresponding interest rate swaps and customer deposits of $3.5 billion, $3.7 billion, and $2.8 billion in 2008, 2007, and 2006, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

NOTE 11
OTHER LIABILITIES

The following is a summary of other liabilities at December 31:

(Millions)	2008	2007
Membership Rewards liabilities	$4,643	$4,785
Employee-related liabilities(a)	2,026	1,887
Deferred charge card fees, net	1,041	1,030
Other(b)	6,882	6,105
Total	$14,592	$13,807

(a)	Employee-related liabilities include employee benefit plan obligations and incentive compensation.

(b)	Other includes accruals for rebates, advertising and promotion, derivatives, restructuring and reengineering reserves, and minority interest in subsidiaries.

DEFERRED CHARGE CARD FEES
The carrying amount of deferred charge card and other fees, net of direct acquisition costs and reserves for membership cancellations as of December 31 were as follows:

(Millions)	2008	2007
Deferred charge card and other fees	$1,233	$1,211
Deferred direct acquisition costs	(78)	(79)
Reserves for membership cancellations	(114)	(102)
Deferred charge card fees and other, net of direct acquisition costs and reserves	$1,041	$1,030

NOTE 12
COMMON AND PREFERRED SHARES

At December 31, 2008, the Company has 100 million common shares remaining under the share repurchase authorizations. Such authorizations do not have an expiration date, and at present, there is no intention to modify or otherwise rescind the current authorizations.
     Common shares are retired by the Company upon repurchase (except for 372,383 and 500,000 shares held as treasury shares at December 31, 2008 and 2007, respectively), and excluded from the shares outstanding in the table below. There were no shares held in treasury as of December 31, 2006.
     The following table shows authorized shares and provides a reconciliation of common shares issued and outstanding:

(Millions, except where indicated)	2008	2007	2006
Common shares authorized (billions)(a)	3.6	3.6	3.6
Shares issued and outstanding at beginning of year	1,158	1,199	1,241
Repurchases of common shares	(5)	(60)	(75)
Acquisition of Harbor Payments	—	—	2
Other, primarily stock option exercises	7	19	31
Shares issued and outstanding at end of year	1,160	1,158	1,199

(a)	Of the common shares authorized but unissued at December 31, 2008, approximately 143 million shares were reserved for issuance for employee stock, employee benefit and dividend reinvestment plans.

The Board of Directors is authorized to permit the Company to issue up to 20 million preferred shares at a par value of $1.66 2/3 without further shareholder approval. At December 31, 2008 and 2007, no preferred shares had been issued.
     On January 9, 2009, the Company participated in the United States Department of Treasury’s Capital Purchase Program (CPP), and issued 3,388,890 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, to the Treasury Department. Refer to Note 27 for further discussion.

NOTE 13
REGULATORY MATTERS AND CAPITAL ADEQUACY

As previously discussed, the Company became a bank holding company under the Bank Holding Company Act of 1956 during the fourth quarter of 2008. At that time, the Federal Reserve became the Company’s primary federal regulator and the Company became subject to the Federal Reserve’s requirements for risk-based capital and leverage ratios.
     The Federal Reserve’s guidelines for capital adequacy define two categories of risk-based capital: Tier 1 capital and Tier 2 capital. Tier 1 capital, as it applies to the Company, is comprised of shareholders’ equity less goodwill and other adjustments. Tier 2 capital, as it applies to the Company, consists of the aggregate allowance for credit losses up to a certain percentage of risk-weighted assets, and a portion of any unrealized gains of equity securities. Under the risk-based capital guidelines of the Federal Reserve, the Company is required to maintain minimum ratios of Tier 1 and Total (Tier 1 plus Tier 2) capital to risk weighted assets, as well as minimum leverage ratios (which are defined as Tier 1 capital to average adjusted on-balance sheets assets). Failure to meet these minimum requirements could cause the Federal Reserve Board to take action.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

     The Company was not previously required to calculate risk-based capital ratios or a leverage ratio. The methodology of calculating these ratios may be refined over time.
     The Company’s two U.S. Bank operating subsidiaries, Centurion Bank and FSB, are subject to various regulatory capital requirements of the FDIC and the Office of Thrift Supervision (OTS). Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional, discretionary actions by regulators, that, if undertaken could have a direct material effect on Centurion Bank and FSB’s financial statements.

The following table presents the risk–based capital ratios for the Company and its significant banking subsidiaries at December 31, 2008:

	Well-capitalized		Minimum capital		American	American Express	American
(Millions, except percentages)	ratios(c)		ratios(c)		Express Company	Centurion Bank	Express Bank, FSB(f)
Tier 1 capital					$10,087	$3,029	$3,415
Total capital					$11,610	$3,386	$3,767
Tier 1 capital ratio	6.0%		4.0%		9.7%	12.3%	12.7%
Total capital ratio	10.0%		8.0%		11.1%	13.7%	14.0%
Tier 1 leverage ratio(a)(b)	5.0	%(d)	4.0	%(e)	8.5%	13.2%	12.2%

(a)	Average adjusted assets for purposes of calculating the leverage ratio include total average assets for most recent quarter adjusted for unrealized gains/losses on debt securities less deductions for disallowed goodwill and other intangible assets that are subject to deductions from Tier 1 capital.

(b)	American Express Bank, FSB leverage ratio represents Tier 1 core capital ratio, calculated similarly to Tier 1 leverage ratio.

(c)	As defined by the regulations issued by the Federal Reserve Board, Office of the Comptroller of the Currency (OCC), OTS and FDIC.

(d)	Represents requirements for banking subsidiaries pursuant to regulations issued under the Federal Deposit Insurance Corporation Improvement Act. There is no Tier 1 leverage component in the definition of a well-capitalized bank holding company.

(e)	The minimum Tier 1 leverage ratio for bank holding companies and banks is 3 percent or 4 percent depending on factors specified in regulations issued by the Federal Reserve Board and OCC.

(f)	Subsequent to December 31, 2008, the Company infused $500 million of additional capital into FSB.

As previously discussed, the Company participated in the CPP on January 9, 2009, which will increase its Tier 1 capital by $3.39 billion effective that date and not reflected in the capital ratios presented above. Refer to Note 27 for further discussion.

Restricted Net Assets of Subsidiaries
Certain of the Company’s subsidiaries are subject to restrictions on the transfer of net assets under debt agreements and regulatory requirements. These restrictions have not had any effect on the Company’s shareholder dividend policy and management does not anticipate any impact in the future. Procedures exist to transfer net assets between the Company and its subsidiaries, while ensuring compliance with the various contractual and regulatory constraints. At December 31, 2008, the aggregate amount of net assets of subsidiaries that may not be transferred to American Express’ Parent Company (Parent Company) was approximately $7 billion.

Bank Holding Company Dividend Restrictions
As a bank holding company, the Company is limited in its ability to pay dividends by its regulators who could prohibit a dividend that would be considered an unsafe or unsound banking practice. It is the policy of the Federal Reserve that bank holding companies should generally pay dividends on common stock only out of earnings, and only if prospective earnings retention is consistent with the organization’s expected future needs, asset quality, and financial condition. Moreover, bank holding companies should not maintain dividend levels that undermine a company’s ability to be a source of strength to its banking subsidiaries. The Federal Reserve has indicated that bank holding companies should carefully review their dividend policy and has discouraged dividend pay-out ratios that are at 100 percent unless both asset quality and capital are very strong.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

NOTE 14
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
     For the Company’s charge card and fixed-rate lending products, interest rate exposure is managed by using fixed-rate debt. For the majority of its cardmember loans, which are linked to a floating rate base and generally reprice each month, the Company uses floating rate funding. The Company uses derivative instruments, primarily interest rate swaps, to achieve a targeted mix of fixed and floating rate funding. The Company regularly reviews its strategy and may modify it based on market conditions.

FAIR VALUE MEASUREMENTS
The fair value of the Company’s derivatives is estimated by using pricing models that do not contain a high level of subjectivity as the valuation techniques used do not require significant judgment and inputs to those models are readily observable from actively quoted markets. The valuation models used by the Company are consistently applied and reflect the contractual terms of the derivatives, including the period of maturity, and market-based parameters such as interest rates, foreign exchange rates, equity indices or prices, and volatility.
     In certain instances, credit valuation adjustments are necessary when the market parameters (for example, a benchmark curve) used to value derivatives is not indicative of the credit quality of the company or its counterparties. The Company considers the counterparty credit risk by applying an observable forecasted default rate to the current exposure.
     The Company manages derivative counterparty credit risk by considering the current exposure, which is the replacement cost of contracts on the measurement date, as well as estimating the maximum potential value of the contracts over the next twelve months, considering such factors as the volatility of the underlying or reference index. To mitigate derivative credit risk, counterparties are required to be pre-approved and rated as investment grade. Counterparty risk exposures are monitored by the Company’s Institutional Risk Management Committee (IRMC). The IRMC formally reviews large institutional exposures to ensure compliance with the Company’s Enterprise-wide Risk Management Committee guidelines and procedures and determines the risk mitigation actions, when necessary. Additionally, the Company may, on occasion, enter into master netting agreements.

     As of December 31, 2008, the credit and nonperformance risks associated with the Company’s derivative counterparties were not significant.

The following table summarizes the total fair value, excluding interest accruals, of derivative product assets and liabilities at December 31:

(Millions)	2008(a)		2007
	Assets	Liabilities	Assets	Liabilities
Cash flow hedges	$—	$125	$11	$122
Fair value hedges	1,072	—	114	—
Net investment hedges	535	165	62	2
Derivatives not designated as hedges	136	154	60	46
Total fair value, excluding interest accruals(b)	$1,743	$444	$247	$170

(a)	SFAS No. 157 was adopted by the Company on January 1, 2008. The fair values of the Company’s derivative instruments are classified within Level 2 of the fair value hierarchy.

(b)	Financial Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts” (FIN 39), permits the netting of derivative assets and derivative liabilities when a legally enforceable master netting agreement exists between the Company and its derivative counterparty. At December 31, 2008 and 2007, $39 million and $8 million, respectively, of derivative assets and liabilities have been offset and represents the impact of legally enforceable master netting agreements that provide for the net settlement of all contracts in accordance with FIN 39.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

The following table summarizes the income effects of derivatives for the years ended December 31:

(Millions)	2008	2007	2006
Cash flow hedges, net of tax(a)
Ineffective net losses	$—	$(1)	$(1)
Gains on forecasted transactions no longer probable to occur	$—	$—	$4
Reclassification of realized (losses) gains from other comprehensive loss	$(161)	$30	$158

Fair value hedges, net of tax(a)
Ineffective net losses	$45	$—	$(1)

Net investment hedges, net of tax:
Ineffective net gains	$2	$—	$—
Reclassification of loss from cumulative translation adjustment as a result of sales of foreign entities	$—	$(3)	$(110) (b)

(a)	There were no (losses) gains due to exclusion of any component of derivative instruments from the assessment of hedge effectiveness for 2008, 2007 and 2006.

(b)	Represents the sale of Brazil and certain other dispositions.

CASH FLOW HEDGES
A cash flow hedge is a derivative designated to hedge the exposure of variable future cash flows attributable to a particular risk of an existing recognized asset or liability, or a forecasted transaction. The Company hedges existing long-term variable-rate debt, the rollover of short-term borrowings and the anticipated forecasted issuance of additional funding through the use of derivative instruments, primarily interest rate swaps. These derivative instruments effectively convert floating rate debt to a fixed rate debt for the duration of the swap.
     In the normal course of business, as derivatives mature, the Company expects to reclassify $87 million of net pretax losses on derivative instruments from accumulated other comprehensive (loss) income to earnings during the next 12 months.
     Currently, the longest period of time over which the Company is hedging exposure to variability in future cash flows for forecasted transactions is approximately one year, which is related to certificate of deposits.

FAIR VALUE HEDGES
A fair value hedge is a derivative designated to hedge the exposure of future changes in the fair value of an asset or a liability, or an identified portion thereof that is attributable to a particular risk. The Company is exposed to interest rate risk associated with its fixed-rate long-term debt. The Company uses interest rate swaps to convert certain fixed-rate long-term debt to floating rate at the time of issuance.
     If the fair value hedge is fully effective, the gain or loss on the hedging instrument would exactly offset the loss or gain on the hedged item attributable to the hedged risk. Any difference between the changes in the fair value of the derivatives and the hedged item is referred to as hedge ineffectiveness. Hedge ineffectiveness may be caused by differences between the interest coupon and the benchmark rate, primarily due to credit spreads at inception of the hedging relationship, which are not economically reflected in the terms of the interest rate swap.

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

DERIVATIVES NOT DESIGNATED AS HEDGES
The Company has derivatives that act as economic hedges and that either do not qualify or are not designated for hedge accounting treatment. Foreign currency transactions and non-U.S. dollar cash flow exposures may from time to time be partially or fully economically hedged through foreign currency contracts, primarily forward contracts, foreign currency options, and cross-currency swaps. These hedges generally mature within one year. Foreign currency contracts involve the purchase and sale of a designated currency at an agreed upon rate for settlement on a specified date. The changes in the fair value of the derivative instrument effectively offset the related foreign exchange gains or losses on the underlying balance sheet exposures. From time to time, the Company may enter into interest rate swaps to specifically manage funding costs related to its proprietary card business. The following table provides the total fair value, excluding accruals, of these derivative product assets and liabilities as of December 31:

(Millions)	2008		2007
	Assets	Liabilities	Assets	Liabilities
Foreign currency transactions	$127	$134	$31	$38
Interest rate swaps	$9	$20	$29	$8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

NOTE 15
GUARANTEES

The Company provides cardmember protection plans that cover losses associated with purchased products, as well as certain other guarantees in the ordinary course of business that are within the scope of FASB Financial Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). For the Company, FIN 45 guarantees primarily consist of card and travel protection programs, including:

  Credit Card Registry – cancels and requests replacement of lost or stolen cards, and provides for fraud liability coverage;

  Return Protection – refunds the price of eligible purchases made with the card where the merchant will not accept the return for up to 90 days from the date of purchase;

  Account Protection – provides account protection in the event that a cardmember is unable to make payments on the account due to unforeseen hardship; and,

  Merchant Protection – protects cardmembers against billing disputes with the merchant, primarily for non-delivery of goods and services (i.e., usually in the event of bankruptcy or liquidation of the merchant. In the event that a dispute is resolved in the cardmember’s favor, the Company will credit the cardmember account for the amount of the purchase and will seek recovery from the merchant. If the Company is unable to collect the amount from the merchant, it will bear the loss for the amount credited to the cardmember.)

In relation to its maximum amount of undiscounted payments as seen below, to date the Company has not experienced any significant losses related to its FIN 45 guarantees.
     The Company’s initial recognition of guarantees within the scope of FIN 45 is at fair market value, which has been determined in accordance with the fair value measurement provisions of SFAS No. 157.
     The following table provides information related to such guarantees at December 31, 2008 and December 31, 2007:

	Maximum amount
	of undiscounted		Amount of related
	future payments(a)		liability(b)
	(Billions)		(Millions)
Type of Guarantee	2008	2007	2008	2007
Card and travel operations(c)	$69	$70	$99	$64
Other(d)	1	1	93	44
Total	$70	$71	$192	$108

(a)	Represents the notional amounts that could be lost under the guarantees and indemnifications if there were a total default by the guaranteed parties. The Merchant Protection guarantee is calculated using management’s best estimate of maximum exposure based on all eligible claims as measured against annual billed business volumes.

(b)	Included as part of other liabilities on the Company’s Consolidated Balance Sheets. The increase in the liability from December 31, 2007 to December 31, 2008, results substantially from guarantees related to the Company’s business dispositions and an increase in merchant protection-related reserves primarily related to the airline industry.

(c)	Includes Credit Card Registry, Return Protection, Account Protection and Merchant Protection, which the Company offers directly to cardmembers. The Company generally has no collateral or other recourse provisions related to these guarantees.

(d)	Other primarily includes guarantees related to the Company’s business dispositions, real estate, and tax, as well as contingent consideration obligations.

NOTE 16
COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries are involved in a number of legal and arbitration proceedings, including class actions, concerning matters arising in connection with the conduct of their respective business activities. The Company believes it has meritorious defenses to each of these actions and intends to defend them vigorously. In the course of its business, the Company and its subsidiaries are also subject to governmental examinations, information gathering requests, subpoenas, inquiries, and investigations. The Company believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration, regulatory, tax or investigative proceedings that would have a material adverse effect on the Company’s consolidated financial condition or liquidity. However, it is possible that the outcome of any such proceedings could have a material impact on results of operations in any particular reporting period as the proceedings are resolved.

VISA AND MASTERCARD SETTLEMENTS
On November 7, 2007 and June 25, 2008, as previously disclosed, the Company announced that it had reached settlement agreements with Visa and MasterCard, respectively. Under the terms of the settlement agreements, the Company will receive aggregate maximum payments of $4.05 billion. The settlement with Visa comprised an initial payment of $1.13 billion ($700 million after-tax) that was recorded as a gain in the fourth quarter of 2007. Having met quarterly performance criteria, the Company recognized $70 million ($43 million after-tax) from Visa in each of the four quarters of 2008 and $150 million ($93 million after-tax) from MasterCard in the third and fourth quarters of 2008. The remaining Visa and MasterCard quarterly payments, subject to the Company achieving certain quarterly performance criteria continue through the fourth and second quarters of 2011, respectively, and are included in other, net expenses within the Corporate & Other segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

     The Company also has contingent obligations to make payments under contractual agreements entered into as part of the ongoing operation of the Company’s business, primarily with co-brand partners. The contingent obligations under such arrangements were approximately $6.1 billion as of December 31, 2008.
     The Company leases certain facilities and equipment under noncancelable and cancelable agreements. Total rental expense amounted to $337 million, $300 million, and $297 million in 2008, 2007, and 2006, respectively. At December 31, 2008, the minimum aggregate rental commitment under all noncancelable operating leases (net of subleases of $15 million) was:

(Millions)
2009	$254
2010	233
2011	191
2012	166
2013	152
Thereafter	1,526
Total	$2,522

At December 31, 2008, the Company’s future minimum lease payments under capital leases or other similar arrangements is approximately $11 million per annum from 2009 through 2013 and $62 million thereafter.

NOTE 17
FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, “Disclosures About Fair Value of Financial Instruments” (SFAS No. 107), requires the disclosure of the estimated fair value of financial instruments. A financial instrument is defined as cash, evidence of an ownership in an entity, or a contract between two entities to deliver cash or another financial instrument or to exchange other financial instruments. The disclosure requirements of SFAS No. 107 exclude leases, affiliate investments, pension and benefit obligations, insurance contracts, and all non-financial instruments.
     The following table discloses fair value information for the Company’s financial instrument assets and liabilities, included in the scope of SFAS No. 107, as of December 31:

(Rounded to nearest billion)	2008		2007
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Financial Instrument Assets:
Assets for which carrying values equal or approximate fair value	$73	$73	$65	$66
Loans	$41	$41	$53	$54
Financial Instrument Liabilities:
Liabilities for which carrying values equal or approximate fair value	$45	$44	$53	$53
Long-term debt	$60	$56	$55	$54

The fair values of these financial instruments are estimates based upon market conditions and perceived risks as of December 31, 2008 and 2007, and require management judgment. These figures may not be indicative of their future fair values. The fair value of the Company cannot be estimated by aggregating the amounts presented.
     The following methods were used to determine estimated fair values.

FINANCIAL INSTRUMENT ASSETS FOR WHICH CARRYING VALUES EQUAL OR APPROXIMATE FAIR VALUE
Financial assets for which carrying values equal or approximate fair values include cash and cash equivalents, cardmember receivables, accrued interest, and certain other assets. For these assets, the carrying values approximate fair value because these are short-term in duration or variable rate in nature.

Investments
Investments are recorded at fair value on the Consolidated Balance Sheets with unrealized gains and losses recorded in accumulative other comprehensive income (loss) or earnings depending upon the classification of securities as available-for-sale or trading. The recognized gains and losses are recognized in the Consolidated Statements of Income upon disposition of the securities or when management determines that a decline in value is other-than-temporary. Refer to Note 5 for carrying and fair value information regarding investments.

Derivative Financial Instruments
Derivative financial instruments are recorded at fair value on the Consolidated Balance Sheets, with gains and losses recognized in the Consolidated Statements of Income or Consolidated Balance Sheets based upon the nature of the derivative. Refer to Note 14 for fair value information regarding derivative financial instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

Interest-Only Strip
The interest-only strip is also recorded at fair value on the Consolidated Balance Sheets, with gains and losses recognized in the Consolidated Statements of Income. Refer to Note 6 for additional information regarding the interest-only strip.

LOANS
For the Company’s loans, the principal market is assumed to be the securitization market, and the Company uses the hypothetical securitization price to determine the fair value of the portfolio. The securitization price is determined from the assumed proceeds of the hypothetical securitization in the current market, adjusted for securitization uncertainties such as the market conditions and liquidity.

FINANCIAL INSTRUMENT LIABILITIES FOR WHICH CARRYING VALUES EQUAL OR APPROXIMATE FAIR VALUE
Financial liabilities for which carrying values equal or approximate fair values include accrued interest, customer deposits, Travelers Cheques outstanding, short-term borrowings, and certain other liabilities. For these liabilities, the carrying values approximate fair value because these are short-term in duration, variable rate in nature, or have no defined maturity.

LONG-TERM DEBT
For long-term debt, fair value is estimated using either quoted market prices or discounted cash flows based on the Company’s current borrowing rates for similar types of borrowing. For variable-rate long-term debt that reprices within one year, fair value approximates carrying value.
     Refer to Note 15 for discussion of carrying and fair value information regarding guarantees.

NOTE 18
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
     The following table details the Company’s maximum credit exposure by category, including the credit exposure associated with derivative financial instruments, at December 31:

(Billions, except percentages)	2008	2007
On-balance sheet:
Individuals(a)	$68	$85
Financial institutions(b)	24	11
U.S. Government and agencies(c)	11	12
All other(d)	14	14
Total on-balance sheet(e)	$117	$122
Unused lines-of-credit-individuals(f)	$253	$258

(a)	Individuals primarily include cardmember loans and receivables.

(b)	Financial institutions primarily include debt obligations of banks, broker-dealers, insurance companies and savings and loan associations.

(c)	U.S. Government and agencies represent debt obligations of the U.S. Government and its agencies, states and municipalities, and government sponsored entities.

(d)	All other primarily includes cardmember receivables from other corporate institutions.

(e)	Certain distinctions between categories require management judgment.

(f)	Because charge card products have no preset spending limit, the associated credit limit on cardmember receivables is not quantifiable. Therefore, the quantified unused line-of-credit amounts only include the approximate credit line available on cardmember loans (including both for on-balance sheet loans and loans previously securitized).

At December 31, 2008, the Company’s most significant concentration of credit risk was with individuals, including cardmember receivables and loans. These amounts are generally advanced on an unsecured basis. However, the Company reviews each potential customer’s credit application and evaluates the applicant’s financial history and ability and willingness to repay. The Company also considers credit performance by customer tenure, industry, and geographic location in managing credit exposure. The following table details the Company’s cardmember lending and receivables exposure (including unused lines-of-credit on cardmember lending) in the United States and International, at December 31:

(Billions, except percentages)	2008	2007
On-balance sheet:
United States	$56	$71
International	19	24
On-balance sheet(a)	$75	$95

Unused lines-of-credit-individuals:
United States	$211	$210
International	42	48
Total	$253	$258

(a)	Represents cardmember loans to individuals as well as receivables from individuals and corporate institutions as discussed in footnotes (a) and (d) from the previous table.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

EXPOSURE TO AIRLINE INDUSTRY
The Company has multiple co-brand relationships and rewards partners, of which airlines are one of the most important and valuable. The Company’s largest airline co-brand partner is Delta Air Lines (Delta), which merged with Northwest Airlines on October 29, 2008. On December 9, 2008, the Company announced that it had agreed to a 7-year extension of its exclusive co-brand credit card partnerships with Delta, as well as other partnership arrangements, including Membership Rewards, merchant acceptance and travel. American Express’ Delta SkyMiles Credit Card co-brand portfolio accounts for approximately 5 percent of the Company’s worldwide billed business and less than 15 percent of worldwide cardmember lending receivables.
     In 2008, there were a significant number of airline bankruptcies and liquidations, driven in part by volatile fuel costs and weakening economies around the world. Historically, the Company has not experienced significant revenue declines when a particular airline scales back or ceases operations due to a bankruptcy or other financial challenges. This is because volumes generated by that airline are typically shifted to other participants in the industry that accept the Company’s card products. Nonetheless, the Company is exposed to business and credit risk in the airline industry primarily through business arrangements where the Company has remitted payment to the airline for a cardmember purchase of tickets that have not yet been used or “flown.” In the event that the cardmember is not able to use the ticket and the Company, based on the facts and circumstances, credits the cardmember for the unused ticket, this business arrangement creates a potential exposure for the Company. This credit exposure is included in the maximum amount of undiscounted future payments disclosed in Note 15 to the Company’s Consolidated Financial Statements. Historically, even for an airline that is operating under bankruptcy protection, this type of exposure usually does not generate any significant losses for the Company because an airline operating under bankruptcy protection needs to continue accepting credit and charge cards and honoring requests for credits and refunds in the ordinary course of its business. Typically, as an airline’s financial situation deteriorates, the Company delays payment to the airline thereby increasing cash withheld to protect the Company in the event the airline is liquidated. The Company’s goal in these distressed situations is to hold sufficient cash over time to ensure that upon liquidation, the cash held is equivalent to the credit exposure related to any unused tickets. The Company has not to date experienced significant losses from airlines that have ceased operations and entered into liquidation proceedings.
     The current environment poses heightened challenges to the Company’s ability to manage the airline risk, as more airlines are converting their bankruptcy restructurings into liquidations or, in some instances, moving directly to liquidation thereby giving the Company less time to cover the Company’s exposure. In addition, possible mergers, acquisitions and asset divestitures in the airline industry may affect co-brand and Membership Rewards relationships with involved airlines.

NOTE 19
STOCK PLANS

STOCK OPTION AND AWARD PROGRAMS
Under the 2007 Incentive Compensation Plan and previously under the 1998 Incentive Compensation Plan (the Plans), awards may be granted to employees and other key individuals who perform services for the Company and its participating subsidiaries. These awards may be in the form of stock options, restricted stock awards or units (RSAs), portfolio grants (PGs), and similar awards designed to meet the requirements of non-U.S. jurisdictions.
     For the Company’s Plans, there were a total of 45 million, 52 million, and 66 million common shares unissued and available for grant at December 31, 2008, 2007 and 2006, respectively, as authorized by the Company’s Board of Directors and shareholders.
     The Company granted stock option awards to its Chief Executive Officer (CEO) in November 2007 and January 2008 that have performance-based and market-based conditions. These option awards are separately described below and are excluded from the information and tables presented in the following paragraphs.
     A summary of stock option and RSA activity as of December 31, 2008, and changes during the year are presented below:

(Shares in thousands)	Stock Options		RSAs
		Weighted		Weighted
		Average		Average
		Exercise		Grant
	Shares	Price	Shares	Price
Outstanding at December 31, 2007	85,206	$39.93	7,523	$52.38
Granted	6,896	$47.73	3,292	$48.29
Exercised/vested	(6,013)	$32.21	(2,952)	$49.66
Forfeited/expired	(2,415)	$43.98	(755)	$51.00
Outstanding at December 31, 2008(a)	83,674	$40.94	7,108	$51.49
Options exercisable at December 31, 2008(a)	67,081	$38.20

(a)	At December 31, 2008, the exercise prices for both stock options outstanding and stock options exercisable ranged from $24.66 to $60.95.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

STOCK OPTIONS
Each stock option has an exercise price equal to the market price of the Company’s common stock on the date of grant and a contractual term of 10 years from the date of grant. Stock options vest ratably, substantially all at 25 percent per year beginning with the first anniversary of the grant date.
     The weighted-average remaining contractual life of the stock options outstanding and exercisable as of December 31, 2008 was 4.0 years and 2.9 years, respectively. At December 31, 2008, the stock options outstanding and exercisable had no intrinsic value (the amount by which the fair value of the Company’s stock exceeds the exercise price of the option).
     The intrinsic value for options exercised during 2008, 2007, and 2006 was $79 million, $463 million, and $661 million, respectively (based upon the fair value of the Company’s stock price at the date of exercise).
     The fair value of each option is estimated on the date of grant using a Black-Scholes-Merton option-pricing model. The following weighted-average assumptions are used for grants issued in 2008, 2007, and 2006, the majority of which were granted in the beginning of each year:

	2008	2007	2006
Dividend yield	1.5%	1.0%	0.9%
Expected volatility	19%	19%	23%
Risk-free interest rate	2.8%	4.8%	4.3%
Expected life of stock option (years)	4.7	4.7	4.6
Weighted-average fair value per option	$8.24	$13.39	$12.76

The expected volatility is based on weighted historical and implied volatilities of the Company’s common stock price. The expected life of the options is based on historical data.

Stock Options with Performance-Based and Market-Based Conditions
On November 30, 2007 and January 31, 2008, the Company’s CEO was granted in the aggregate 2,750,000 of non-qualified stock option awards with performance-based and market-based conditions. The exercise prices per share are $58.98 and $49.13, respectively. Both awards have a contractual term of 10 years and a vesting period of six years.

Performance-Based Conditions
Awards for 2,062,500 options have performance-based conditions with an aggregate grant date fair value of approximately $33.8 million using a Black-Scholes-Merton option-pricing model. Compensation expense for these awards will be recognized over the vesting period when it is determined it is probable that the performance metrics will be achieved. No compensation expense for these awards was recorded in 2008 or 2007.

Market-Based Conditions
Awards for 687,500 options have market-based conditions with an aggregate grant date fair value of approximately $10.5 million using a Monte Carlo valuation model. Compensation expense for the fair value of these awards is recognized ratably over the vesting period irrespective of the probability of the market metric being achieved. Total compensation expense recorded in 2008 and 2007 was $2.4 million and $0.1 million, respectively.
     The following assumptions were used to value the market-based awards:

	January 31,	November 30,
At Date of Grant	2008	2007
Dividend yield	1.5%	1.2%
Expected volatility – Company	27%	27%
Expected volatility – S&P 500 Index	16%	16%
Risk-free interest rate	4.5%	4.6%
Expected life of stock option (years)	8	8
Fair value per option	$13.28	$17.25
Aggregate fair value (millions)	$4.6	$5.9

RESTRICTED STOCK AWARDS
RSAs are valued based on the stock price on the date of grant and recognized ratably over the vesting period, which is generally 25 percent per year, beginning with the first anniversary of the grant date. RSA holders receive non-forfeitable dividends or dividend equivalents. The total fair value of shares vested during 2008, 2007, and 2006 was $134 million, $203 million, and $176 million, respectively (based upon the Company’s stock price at the vesting date).

PORTFOLIO GRANTS
The Company awards cash-settled PGs that earn value based on the Company’s financial performance and the Company’s total shareholder return versus that of the S&P 500 Index. These awards cliff vest after a three-year performance period and are subject to adjustments and approval by management and the CBC. The PGs are classified as liabilities and, therefore, the fair value is determined at the date of grant and remeasured quarterly as part of compensation expense over the performance period. Cash paid upon vesting of PGs was $59 million, $55 million, and $56 million in 2008, 2007 and 2006, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

SUMMARY OF STOCK PLAN EXPENSE
The components of the Company’s pretax stock-based compensation expense (net of cancellations) are as follows:

(Millions)	2008	2007	2006
Restricted stock awards(a)	$141	$135	$137
Stock options(a)	73	78	80
Portfolio grants and other	21	63	58
Performance/market-based stock options(b)	2	—	—
Total compensation expense, pretax(c)	$237	$276	$275

(a)	As of December 31, 2008, the total unrecognized compensation cost related to unvested RSAs and options was $217 million and $90 million, respectively. The unrecognized cost for RSAs and options will be recognized ratably over the weighted-average remaining vesting period of 2.3 years and 2.2 years, respectively.

(b)	As of December 31, 2008, the total unrecognized compensation cost related to unvested performance-based and market-based options was $33.8 million and $8.0 million, respectively.

(c)	The total income tax benefit recognized in the income statement for stock-based compensation arrangements in 2008, 2007 and 2006 was $83 million, $96 million and $96 million, respectively.

NOTE 20
RETIREMENT PLANS

The Company sponsors defined benefit pension plans, defined contribution plans and defined benefit post-employment benefit plans for its employees. The following table provides a summary of the total cost related to these plans as of December 31:

(Millions)	2008	2007	2006
Defined benefit pension plan cost(a)	$13	$28	$124
Defined contribution plan cost(a)	211	173	106
Defined benefit post-employment plan cost	27	31	39
Net periodic benefit cost	$251	$232	$269

(a)	Amendments to the U.S. defined benefit and defined contribution plans were effective in the third quarter of 2007. Therefore, the 2007 defined benefit plan pension costs are net of a $63 million curtailment gain. These amendments are further described in the next paragraph.

In January 2007, the Company approved amendments to the U.S. American Express Retirement Plan (the Plan) and the Supplemental Retirement Plan (the SRP) effective July 1, 2007, which provided that active participants immediately vested in their accrued benefits, but no longer accrue future benefits other than interest credits under the plans. As a result of this action in 2007, there was a net reduction in the projected benefit obligation of $91 million and a related curtailment gain of $63 million ($39 million after-tax) on the date the plan amendment was approved. As a result of these changes, the Company modified the existing defined contribution plan in the United States to provide for greater Company contributions as further described in the Defined Contribution Retirement Plan section of this note.
     The following sections provide additional information relating to each of these benefit arrangements.

DEFINED BENEFIT PENSION PLANS
The Company sponsors the Plan for eligible employees in the United States. The Plan is a noncontributory defined benefit plan and was amended effective July 1, 2007. The Plan is a qualified plan under the Employee Retirement Income Security Act of 1974, as amended (ERISA). The benefits are funded through a trust. The Company’s funding of retirement costs complies with the applicable minimum funding requirements specified by ERISA, as revised under the new Pension Protection Act (PPA), effective October 1, 2008. The funded status of the Plan on an ERISA basis as of October 1, 2008 (plan year) is 104 percent (under the PPA calculation) and 120 percent for 2007 (under the calculation prior to PPA). The PPA calculation assumptions are specific to ERISA and differ from the calculation of net funded status for GAAP purposes. (See Net Funded Status as of December 31, 2008 in the table below).
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
     The Company also sponsors an unfunded non-qualified SRP for employees compensated above a certain level to supplement their pension benefits that are limited by the Internal Revenue Service. The SRP is a supplemental plan that was also amended as of July 1, 2007, and its terms generally parallel those of the Plan but the SRP’s definition of compensation and payment options differ.
     The Company’s significant defined benefit pension plans cover employees in the United States and United Kingdom. Most employees outside the United States and United Kingdom are covered by local retirement plans, some of which are funded, while other employees receive payments at the time of retirement or termination under applicable labor laws or agreements. The Company complies with the minimum funding requirements in all countries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

     For each plan, the funded status is defined by SFAS No. 158 as the difference between the fair value of plan assets (in compliance with SFAS No. 157) and the respective plan’s projected benefit obligation. The projected benefit obligation represents a liability based on the plan participant’s service-to-date and their expected future compensation at their projected retirement date. Changes in the funded status are recorded as unrecognized gains and losses, which are recognized in other comprehensive income, net of tax, in the periods in which they occur along with prior service cost.
     At December 31, 2008, the Company adopted the measurement requirements of SFAS No. 158, which requires plan assets and benefit obligations to be measured as of the Company’s fiscal year-end date. Previously, these amounts were measured (and are currently reported for 2007) as of September 30. The adoption of the December 31, 2008 measurement date resulted in 15 months of defined benefit pension and other postretirement costs being recognized in 2008. Under SFAS No. 158, the three months of additional expense is recorded as a charge to retained earnings of $6 million and a credit to accumulated other comprehensive income of $3 million.
     At December 31, 2008, the net underfunded status related to the plans was $441 million which is based on the 2008 activity shown in the following table:

Net Funded Status
(Millions)	2008	2007
Net funded status, beginning of year(a)	$113	$(236)
(Decrease) Increase in value of plan assets	(900)	210
Decrease in projected benefit obligation	346	139
Net change	(554)	349
Funded status	(441)	113
Fourth quarter contributions	—	4
Net amount recognized at December 31,(b)	$(441)	$117

(a)	The beginning of the year is as of September 30, which was the measurement date prior to 2008.

(b)	The 2007 balance includes the fourth quarter contributions of $4 million, which are not included in the 2007 end of year and 2008 beginning of year amounts shown on the tables in the Plan Assets and Obligations section.

The 2008 change in funded status shown in the above table (from $113 million overfunded status to $441 million underfunded status) is caused by a decrease in the fair value of plan assets of $900 million, partially offset by a decrease in the projected benefit obligation of $346 million (net $554 million change). The primary driver of the $554 million change is attributable to the $461 million market decline in assets. (See Reconciliation of Change in Fair Value of Plan Assets Table in the Plan Assets and Obligations section).
     The following table provides the funded status amounts recognized on the Consolidated Balance Sheets as of December 31:

(Millions)	2008	2007
Other liabilities	$(441)	$(199)
Other assets	—	316
Net amount recognized at December 31,	$(441)	$117

Plan Assets and Obligations
The following tables provide a reconciliation of changes in the fair value of plan assets and projected benefit obligations for all plans (2008 changes and end of year amounts are as of December 31, 2008 and all 2007 amounts and 2008 beginning of year amounts are as of September 30):

Reconciliation of Change in Fair Value of Plan Assets
(Millions)	2008	2007
Fair value of plan assets,beginning of year	$2,593	$2,383
Effect of transition to December 31st measurement date	11	—
Actual return on plan assets	(461)	304
Employer contributions	20	29
Benefits paid	(61)	(52)
Settlements	(88)	(93)
Foreign currency exchange rate changes	(321)	22
Net change	(900)	210
Fair value of plan assets, end of year	$1,693	$2,593

Reconciliation of Change in Projected Benefit Obligation
(Millions)	2008	2007
Projected benefit obligation, beginning of year	$2,480	$2,619
Effect of transition to December 31st measurement date	6	—
Service cost	23	93
Interest cost	136	138
Benefits paid	(61)	(52)
Actuarial gain	(56)	(163)
Plan amendments	(4)	2
Settlements/curtailments	(93)	(185)
Foreign currency exchange rate changes	(297)	28
Net change	(346)	(139)
Projected benefit obligation, end of year	$2,134	$2,480

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

Accumulated Other Comprehensive Loss
The following table provides the amounts comprising accumulated other comprehensive loss, which are not yet recognized as components of net periodic pension benefit cost as of December 31:

(Millions)	2008	2007
Net actuarial loss	$650	$123
Net prior service cost	(3)	2
Total, pretax effect(a)	647	125
Tax impact	(215)	(32)
Total, net of taxes	$432	$93

(a)	Includes impact of transition to December 31 measurement date of $3 million credit.

The estimated portion of the net actuarial loss and net prior service cost that is expected to be recognized as a component of net periodic pension benefit cost in 2009 is $11 million and nil, respectively. For 2007, excluded from the table above is $(2) million of net change in accumulated other comprehensive income related to AEB discontinued operations.
     The following table details the amounts recognized in other comprehensive loss in 2008:

(Millions)	2008
Net actuarial loss:
Reclassified to earnings from equity(a)	$(22)
Losses in current year	552
Net actuarial loss	530
Net prior service cost:
Recognized as a result of curtailment	(1)
Gains in current year	(4)
Net prior service cost	(5)
Total, pretax	$525

(a)	Excludes impact of transition to December 31st measurement date of $3 million credit.

Benefit Obligations
The accumulated benefit obligation is the present value of benefits earned to date by plan participants computed based on current compensation levels as contrasted to the projected benefit obligation, which is the present value of benefits earned to date by plan participants based on their expected future compensation at their projected retirement date. The unvested portion of the accumulated benefit obligation is minimal. In the following tables, 2008 amounts are as of December 31, 2008, and 2007 amounts are as of September 30, 2007.
     The accumulated and projected benefit obligations for all defined benefit pension plans are as follows:

(Millions)	2008	2007
Accumulated benefit obligation	$2,057	$2,371
Projected benefit obligation	$2,134	$2,480

The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations that exceed the fair value of plan assets are as follows:

(Millions)	2008	2007
Accumulated benefit obligation	$2,056	$205
Fair value of plan assets	$1,691	$22

The projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations that exceed the fair value of plan assets are as follows:

(Millions)	2008	2007
Projected benefit obligation	$2,134	$224
Fair value of plan assets	$1,693	$22

Net Periodic Pension Benefit Cost
 SFAS No. 87, “Employers’ Accounting for Pensions” (SFAS No. 87), provides for the delayed recognition of the net actuarial loss and the net prior service cost remaining in accumulated other comprehensive income (loss).
     Service cost is the component of net periodic benefit cost that represents the current value of benefits earned by an employee during the period. Net periodic benefit cost also includes the estimated interest incurred on the outstanding projected benefit obligation during the period.
     A plan amendment that retroactively increases benefits is recognized as an increase to the projected benefit obligation, and a corresponding charge to other comprehensive income, net of tax, at the date of the amendment. The related costs (prior service costs) are amortized as a component of net periodic pension benefit cost on a straight-line basis over the average remaining service period of active participants.
     Actuarial gains and losses that are not recognized immediately as a component of net periodic pension cost are recognized as increases or decreases in accumulated other comprehensive income, net of tax, as they arise. Cumulative net actuarial loss included in accumulated other comprehensive income (loss) which exceeds 10 percent of the greater of the projected benefit obligation and the market-related value of plan assets are amortized over the average remaining service period of active participants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

     The components of the net periodic pension benefit cost for all defined benefit pension plans as of December 31, are as follows:

(Millions)	2008	2007	2006
Service cost	$23	$89	$109
Interest cost	136	126	115
Expected return on plan assets	(169)	(155)	(138)
Amortization of prior service costs	—	1	1
Recognized net actuarial loss	17	35	36
Settlements/curtailment loss (gain)	6	(68)	1
Net periodic pension benefit cost	$13	$28	$124

Assumptions
The weighted-average assumptions used to determine benefit obligations were (as of December 31st and September 30th, respectively):

	2008	2007
Discount rates	5.9%	5.8%
Rates of increase in compensation levels	3.9%	4.2%

The weighted-average assumptions used to determine yearly net periodic pension benefit costs were (as of September 30th for all years presented):

	2008	2007	2006
Discount rates	5.8%	5.2%	5.1%
Rates of increase in compensation levels	4.2%	4.1%	4.3%
Expected long-term rates of return on assets	7.6%	7.8%	7.8%

The Company assumes a long-term rate of return on assets on a weighted-average basis. In developing this assumption, management evaluates historical returns on plan assets as well as benchmark information including projections of asset class returns and long-term inflation.
     The discount rate assumptions for the Company’s material plans (U.S. and U.K.) are determined by using a model consisting of bond portfolios that match the cash flows of the plan’s projected benefit payments based on the plan participant’s service to date and their expected future compensation. Use of the rate produced by this model generates a projected benefit obligation that equals the current market value of a portfolio of high-quality zero-coupon bonds whose maturity dates and amounts match the timing and amount of expected future benefit payments.

Asset Allocation
The asset allocation by asset category for the Company’s pension plans are presented below as of December 31, 2008 and September 30, 2007, as well as the 2009 target allocation. Actual allocations generally are within 5 percent of these targets:

	Target	Percentage of
	Allocation	Plan assets at
	2009	2008	2007
Equity securities	54%	48%	55%
Debt securities	40%	43%	27%
Other	6%	9%	18%
Total	100%	100%	100%

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

Benefit Payments
The Company’s retirement plans expect to make benefit payments to retirees as follows:

						2014
(Millions)	2009	2010	2011	2012	2013	–2018
Expected payments	$134	$137	$141	$148	$146	$870

In addition, the Company expects to contribute $65 million to its pension plans in 2009.

DEFINED CONTRIBUTION RETIREMENT PLANS
The Company sponsors defined contribution retirement plans, the principal plan being the Retirement Savings Plan (RSP) (formerly the ISP), a 401(k) savings plan with a profit sharing component. The RSP is a qualified plan under ERISA and covers most employees in the U. S. Under the terms of the RSP, employees have the option of investing up to 10 percent of their contributions in the American Express Company Stock Fund, which invests primarily in the Company’s common stock, through accumulated payroll deductions. Employees are restricted from transferring balances into this fund if the balance has reached 10 percent of the employee’s total account balance. The RSP held 13 million and 15 million shares of American Express Common Stock at December 31, 2008 and 2007, respectively, beneficially for employees. In conjunction with the amendments to the Plan and the SRP that occurred

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

in 2007, the Company amended the RSP effective July 1, 2007. These amendments include an expanded definition of pay encompassing more elements of employee compensation (total pay) as well as an increase in the Company’s matching of employees’ contributions to the plan from a maximum of 3 percent of base pay to a maximum of 5 percent of total pay. Additional annual conversion contributions of up to 8 percent of total pay will be provided into the RSP in the future for eligible employees who were hired before April 1, 2007. The Company also sponsors an unfunded non-qualified Supplemental Retirement Plan (the SRP-RSP) that was also amended during 2007, and its terms generally parallel those of the RSP.
     The total expense for all defined contribution plans globally was $211 million, $173 million, and $106 million in 2008, 2007, and 2006, respectively.

OTHER POSTRETIREMENT BENEFITS PLANS
The Company sponsors unfunded defined postretirement benefit plans that provide health care and life insurance to certain retired U.S. employees.

Accumulated Other Comprehensive Loss
The following table provides the amounts comprising accumulated other comprehensive loss which are not yet recognized as components of net periodic benefit cost as of December 31:

(Millions)	2008	2007
Net actuarial loss	$47	$66
Net prior service cost	(2)	(4)
Total, pretax effect	45	62
Tax impact	(18)	(25)
Total, net of taxes	$27	$37

The estimated portion of the net actuarial loss and net prior service credit above that is expected to be recognized as a component of net periodic benefit cost in 2009 is $2 million and $(2) million, respectively.
     The following table details the amounts recognized in other comprehensive loss in 2008:

(Millions)	2008
Net actuarial gain:
Reclassified to earnings from equity	$(4)
Gains in current year	(14)
Net actuarial gain	(18)
Net prior service cost:
Reclassified to earnings from equity	2
Net prior service cost	2
Total, pretax	$(16)

Plan Obligations
The following table provides a reconciliation of the changes in the projected benefit obligation for all plans accounted for under SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (SFAS No. 106) (2008 changes and end of year amounts are as of December 31, 2008 and all 2007 amounts and 2008 beginning of year amounts are as of September 30, 2007):

Reconciliation of Change in Projected Benefit Obligation
(Millions)	2008	2007
Projected benefit obligation	$312	$376
Effect of transition to December 31st measurement date	1	—
Service cost	6	6
Interest cost	19	19
Benefits paid	(27)	(23)
Actuarial gain	(16)	(66)
Net change	(17)	(64)
Projected benefit obligation, end of year	$295	$312

The liabilities for the Company’s defined postretirement benefit plans recognized on the Consolidated Balance Sheets as of December 31 are included in the table below:

Reconciliation of Accrued Benefit Cost and Total Amount Recognized
(Millions)	2008	2007
Funded status of the plan	$(295)	$(312)
Fourth quarter payments	—	5
Net amount recognized at December 31,	$(295)	$(307)

Net Periodic Benefit Cost
SFAS No. 106 provides for the delayed recognition of the net actuarial loss and the net prior service credit remaining in accumulated other comprehensive income (loss).
     The following table provides the components of the net periodic benefit cost as of December 31 for all defined postretirement benefit plans accounted for under SFAS No. 106:

(Millions)	2008	2007	2006
Service cost	$6	$6	$7
Interest cost	19	19	20
Amortization of prior service costs	(2)	(2)	(2)
Recognized net actuarial loss	4	8	14
Net periodic benefit cost	$27	$31	$39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

Assumptions
The weighted-average assumptions used to determine benefit obligations were (as of December 31 and September 30, respectively):

	2008	2007
Discount rates	6.0%	6.1%
Health care cost increase rate:
Following year	8.5%	9.0%
Decreasing to the year 2016	5%	5%

The discount rate assumption for the Company’s unfunded defined postretirement benefit plan is determined by using a model consisting of bond portfolios that match the cash flows of the plan’s projected benefit payments. Use of the rate produced by this model generates a projected benefit obligation that equals the current market value of a portfolio of high-quality zero-coupon bonds whose maturity dates and amounts match the timing and amount of expected future benefit payments.
     A one percentage-point change in assumed health care cost trend rates would have the following effects:

	One		One
	percentage-		percentage-
	point increase		point decrease
(Millions)	2008	2007	2008	2007
Increase (Decrease) on benefits earned and interest cost for U.S. plans	$1	$1	$(1)	$(1)
Increase (Decrease) on postretirement benefit obligation for U.S. plans	$15	$16	$(13)	$(14)

Benefit Payments
The Company’s other postretirement benefit plans expect to make benefit payments as follows:

						2014
(Millions)	2009	2010	2011	2012	2013	–2018
Expected payments	$23	$23	$23	$23	$24	$132

In addition, the Company expects to contribute $23 million to its other postretirement benefit plans in 2009.

NOTE 21
INCOME TAXES

The components of income tax expense included in the Consolidated Statements of Income on income from continuing operations were as follows:

(Millions)	2008	2007	2006
Current income tax expense:
U.S. federal	$735	$1,631	$1,081
U.S. state and local	(28)	246	153
Non-U.S.	352	408	302
Total current income tax expense	1,059	2,285	1,536
Deferred income tax (benefit) expense:
U.S. federal	(150)	(496)	16
U.S. state and local	(84)	(22)	(36)
Non-U.S.	(115)	(199)	11
Total deferred income tax benefit	(349)	(717)	(9)
Total income tax expense on continuing operations	$710	$1,568	$1,527

A reconciliation of the U.S. federal statutory rate of 35 percent to the Company’s actual income tax rate for 2008, 2007, and 2006 on continuing operations was as follows:

	2008	2007	2006
Combined tax at U.S. statutory federal income tax rate	35.0%	35.0%	35.0%
Increase (Decrease) in taxes resulting from:
Tax-exempt income	(3.9)	(2.8)	(3.0)
State and local income taxes, net of federal benefit	1.6	2.6	1.5
Non-U.S. subsidiaries earnings	(8.4)	(5.0)	(3.9)
Tax settlements(a)	(5.5)	(2.2)	(0.3)
All other	1.0	(0.1)	0.3
Actual tax rates	19.8%	27.5%	29.6%

(a)	Relates to the resolution of tax matters in various jurisdictions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

The following table presents changes in the unrecognized tax benefits:

(Millions)	2008	2007
Balance, January 1	$1,112	$1,143
Increases:
Current year tax positions	81	165
Tax positions related to prior years	409	95
Effects of foreign currency translations	—	1
Decreases:
Tax positions related to prior years	(208)	(164)
Settlements with tax authorities	(213)	(126)
Lapse of statute of limitations	(3)	(2)
Effects of foreign currency translations	(2)	—
Balance, December 31	$1,176	$1,112

Included in the $1.2 billion and $1.1 billion of unrecognized tax benefits at December 31, 2008 and December 31, 2007, respectively, are approximately $452 million and $597 million, respectively that, if recognized, would favorably affect the effective tax rate in a future period. These benefits primarily relate to the Company’s gross permanent benefits and corresponding foreign tax credits and federal tax effects.
     The Company is under continuous examination by the Internal Revenue Service (IRS) and tax authorities in other countries and states in which the Company has significant business operations. The tax years under examination and open for examination vary by jurisdiction. In June 2008, the IRS completed its field examination of the Company’s federal tax returns for the years 1997 through 2002. However, these years continue to remain open as a consequence of certain issues under appeal. The Company is currently under examination by the IRS for the years 2003 and 2004.
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
     The Company believes that it is reasonably possible that the unrecognized tax benefits could decrease within the next 12 months by as much as $574 million principally as a result of potential resolutions of prior years’ tax items with various taxing authorities. The prior years’ tax items include unrecognized tax benefits relating to the timing of recognition of certain gross income, the deductibility of certain expenses or losses, and the attribution of taxable income to a particular jurisdiction or jurisdictions. Of the $574 million of unrecognized tax benefits, approximately $474 million are temporary differences that, if recognized, would only impact the effective rate due to net interest assessments and state tax rate differentials. With respect to the remaining decrease of $100 million, it is not possible to quantify the impact that the decrease could have on the effective tax rate and net income due to the inherent complexities and the number of tax years open for examination in multiple jurisdictions. Resolution of the prior years’ items that comprise this remaining amount could have an impact on the effective tax rate and on net income, either favorably (principally as a result of settlements that are less than the liability for unrecognized tax benefits) or unfavorably (if such settlements exceed the liability for unrecognized tax benefits).
     Interest and penalties relating to unrecognized tax benefits are reported in income tax provision. During the years ended December 31, 2008 and December 31, 2007, the Company recognized approximately $44 million and $13 million, respectively, of interest and penalties. The Company has approximately $265 million and $235 million accrued for the payment of interest and penalties at December 31, 2008 and December 31, 2007, respectively.
     Accumulated earnings of certain non-U.S. subsidiaries, which totaled approximately $5.6 billion at December 31, 2008, are intended to be permanently reinvested outside the United States. Accordingly, federal taxes, which would have aggregated approximately $1.3 billion, have not been provided on those earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

     The Company records a deferred income tax (benefit) provision when there are differences between assets and liabilities measured for financial reporting and for income tax return purposes. The significant components of deferred tax assets and liabilities at December 31 are reflected in the following table:

(Millions)	2008	2007
Deferred tax assets:
Reserves not yet deducted for tax purposes	$3,559	$3,175
Employee compensation and benefits	680	503
Net unrealized securities losses	458	—
Other	246	210
Gross deferred tax assets	4,943	3,888
Valuation allowance	(69)	(60)
Deferred tax assets after valuation allowance	4,874	3,828
Deferred tax liabilities:
Intangibles and fixed assets	713	633
Deferred revenue	531	499
Asset securitizations	84	107
Net unrealized securities gains	—	6
Other	76	172
Gross deferred tax liabilities	1,404	1,417
Net deferred tax assets	$3,470	$2,411

The valuation allowances at December 31, 2008 and 2007, relate to deferred tax assets associated with non-U.S. operations.
     Income taxes paid by the Company (including amounts related to discontinued operations) during 2008, 2007, and 2006, were approximately $2.0 billion, $1.8 billion, and $1.4 billion, respectively. These amounts include estimated tax payments and cash settlements relating to prior tax years.
     The tax benefit realized for tax deductions from stock option exercises which are recorded in additional paid-in capital totaled $21 million, $158 million, and $128 million for the years ended December 31, 2008, 2007, and 2006, respectively.

NOTE 22
EARNINGS PER COMMON SHARE (EPS)

Basic EPS is computed by dividing net income by the average weighted shares outstanding during the period. Diluted EPS is basic EPS adjusted for the dilutive effect of stock options, RSAs, and other financial instruments that may be converted into common shares. The computations of basic and diluted EPS for the years ended December 31 were as follows:

(Millions, except per share amounts)	2008	2007	2006
Numerator:
Income from continuing operations	$2,871	$4,126	$3,625
(Loss) Income from discontinued operations, net of tax	(172)	(114)	82
Net income	$2,699	$4,012	$3,707
Denominator:
Basic: Weighted-average shares outstanding during the period	1,154	1,173	1,212
Add: Dilutive effect of stock options,
restricted stock awards and other dilutive securities	3	23	26
Diluted	1,157	1,196	1,238
Basic EPS:
Income from continuing operations	$2.49	$3.52	$2.99
(Loss) Income from
discontinued operations	(0.15)	(0.10)	0.07
Net income	$2.34	$3.42	$3.06
Diluted EPS:
Income from continuing operations	$2.48	$3.45	$2.93
(Loss) Income from discontinued operations	(0.15)	(0.09)	0.06
Net income	$2.33	$3.36	$2.99

For the years ended December 31, 2008, 2007, and 2006, the dilutive effect of unexercised stock options excludes 45 million, 8 million, and 6 million options, respectively, from the computation of EPS because inclusion of the options would have been anti-dilutive.
     The Subordinated Debentures, discussed in Note 10, would affect the EPS computation only in the unlikely event the Company fails to achieve specified performance measures related to the Company’s tangible common equity and consolidated net income. In that circumstance the Company would reflect the additional common shares in the EPS computation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

NOTE 23
DETAILS OF CERTAIN CONSOLIDATED STATEMENTS OF INCOME LINES

As a result of converting to a bank holding company, the Company has made certain additional disclosures in accordance with the Securities and Exchange Commission requirements as discussed further in Note 1. The following items represent 1 percent or more of the aggregate of total interest income and total non-interest revenues.
     The following is a detail of other commissions and fees for the years ended December 31:

(Millions)	2008	2007	2006
Delinquency fees	$852	$879	$805
Foreign currency conversion revenue	755	718	591
Other	700	820	837
Total other commissions and fees	$2,307	$2,417	$2,233

The following is a detail of other revenues for the years ended December 31:

(Millions)	2008	2007	2006
Insurance premiums	$326	$349	$327
Publishing revenue	327	345	301
Other	1,504	1,057	1,061
Total other revenues	$2,157	$1,751	$1,689

The following is a detail of marketing, promotions, rewards and cardmember services for the years ended December 31:

(Millions)	2008	2007	2006
Marketing and promotion	$2,430	$2,562	$2,491
Cardmember rewards	4,389	4,777	3,728
Cardmember services	542	478	285
Total marketing, promotion, rewards and cardmember services	$7,361	$7,817	$6,504

The following is a detail of other, net expenses for the years ended December 31:

(Millions)	2008	2007	2006
Occupancy and equipment	$1,641	$1,436	$1,384
Communications	466	461	434
Travel and entertainment	254	254	284
MasterCard and Visa settlements	(571)	(1,056)	—
Other	1,332	1,132	1,099
Total other, net expense	$3,122	$2,227	$3,201

NOTE 24
REPORTABLE OPERATING SEGMENTS AND GEOGRAPHIC OPERATIONS

REPORTABLE OPERATING SEGMENTS
The Company, a bank holding company, is a leading global payments and travel company that is principally engaged in two customer-focused groups, the Global Consumer Group and the Global Business-to-Business Group. Accordingly, the Company’s U.S. Card Services (USCS) and International Card Services (ICS) operating segments are aligned within the Global Consumer Group and the Global Commercial Services (GCS) and Global Network & Merchant Services (GNMS) operating segments are aligned within the Global Business-to-Business Group.
     The Company considers a combination of factors when evaluating the composition of its reportable operating segments, including the results reviewed by the chief operating decision maker, economic characteristics, products and services offered, classes of customers, product distribution channels, geographic considerations (primarily U.S. versus international), and regulatory environment considerations. Based on these factors, the Company has the following five reportable operating segments.
     USCS issues a wide range of card products and services to consumers and small businesses in the United States, and provides consumer travel services to cardmembers and other consumers.
     ICS issues proprietary consumer and small business cards outside the United States.
     GCS offers global corporate payment and travel-related products and services to large and mid-sized companies.
     GNMS segment operates a global general-purpose charge and credit card network, which includes both proprietary cards and cards issued under network partnership agreements. It also manages merchant services globally, which includes signing merchants to accept cards as well as processing and settling card transactions for those merchants. This segment also offers merchants point-of-sale products, servicing and settlements and marketing programs.
     Corporate & Other consists of corporate functions and auxiliary businesses, including the Company’s publishing business, Travelers Cheques and other prepaid products, as well as other company operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

The following table presents certain selected financial information at December 31, 2008, 2007, and 2006 and for each of the years then ended.

					Corporate
(Millions, except where indicated)	USCS	ICS	GCS	GNMS	& Other(a)	Consolidated
2008
Non-interest revenues	$11,427	$3,758	$5,081	$3,875	$578	$24,719
Interest income	4,736	1,984	168	5	308	7,201
Interest expense	2,166	961	553	(222)	97	3,555
Total revenues net of interest expense	13,997	4,781	4,696	4,102	789	28,365
Total provision	4,389	1,030	231	127	21	5,798
Pretax income from continuing operations	1,141	153	693	1,490	104	3,581
Income tax provision (benefit)	289	(198)	188	495	(64)	710
Income from continuing operations	$852	$351	$505	$995	$168	$2,871
Total equity (billions)	$4.8	$2.0	$3.5	$1.4	$0.1	$11.8
2007(b)
Non-interest revenues	$11,750	$3,499	$4,697	$3,549	$621	$24,116
Interest income	5,125	1,741	187	3	368	7,424
Interest expense	2,653	909	615	(312)	116	3,981
Total revenues net of interest expense	14,222	4,331	4,269	3,864	873	27,559
Total provision	2,998	812	163	103	27	4,103
Pretax income from continuing operations	2,730	117	744	1,560	543	5,694
Income tax provision (benefit)	907	(174)	208	538	89	1,568
Income from continuing operations	$1,823	$291	$536	$1,022	$454	$4,126
Total equity (billions)	$4.5	$2.1	$2.2	$1.2	$1.0	$11.0
2006(b)
Non-interest revenues	$10,775	$3,243	$4,254	$3,059	$660	$21,991
Interest income	3,688	1,440	120	5	448	5,701
Interest expense	1,843	718	474	(280)	111	2,866
Total revenues net of interest expense	12,620	3,965	3,900	3,344	997	24,826
Total provision	1,625	852	113	63	13	2,666
Pretax income (loss) from continuing operations	3,323	312	716	1,188	(387)	5,152
Income tax provision (benefit)	1,171	(31)	239	409	(261)	1,527
Income (loss) from continuing operations	$2,152	$343	$477	$779	$(126)	$3,625
Total equity (billions)	$4.7	$1.7	$1.9	$1.3	$0.9	$10.5

(a)	Corporate & Other includes adjustments and eliminations for the items included in total revenues net of interest expense above.

(b)	Amounts for 2007 and 2006 include certain revenue and expense reclassifications related to the Company’s conversion to a bank holding company discussed in Note 1, as well as changes to the Company’s reportable operating segments in 2007. Additionally, certain reclassifications of prior year amounts have been made to conform to the current presentation related to discontinued operations as discussed in Note 2. Except for discontinued operations, these items had no impact on the Company’s consolidated pretax income from continuing operations, income tax provision, and income from continuing operations. None of these items had an impact on the Company’s net income.

Total Revenues Net of Interest Expense
The Company allocates discount revenue and certain other revenues among segments using a transfer pricing methodology. Segments earn discount revenue based on the volume of merchant business generated by cardmembers. Within the USCS, ICS and GCS segments, discount revenue reflects the issuer component of the overall discount rate; within the GNMS segment, discount revenue reflects the network and merchant component of the overall discount rate. Total interest income and net card fees are directly attributable to the segment in which they are reported.

Provisions for Losses
The provisions for losses are directly attributable to the segment in which they are reported.

Expenses
Marketing, promotion, rewards and cardmember services expenses are reflected in each segment based on actual expenses incurred, with the exception of brand advertising, which is reflected in the GNMS segment. Rewards and cardmember services expenses are reflected in each segment based on actual expenses incurred within each segment.
     Salaries and employee benefits and other operating expenses reflect expenses, such as professional services, occupancy and equipment, and communications, incurred directly within each segment. In addition, expenses related to the Company’s support services, such as technology costs, are allocated to each segment based on support service activities directly attributable to the segment. Other overhead expenses, such as staff group support functions, are allocated to segments based on each segment’s

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

relative level of pretax income, with the exception of certain fourth quarter 2008 severance and other related charges of $133 million from the Company’s fourth quarter restructuring initiative. This presentation is consistent with how such charges were reported internally. See further discussion in Note 25 regarding this corporate initiative. Financing requirements are managed on a consolidated basis. Funding costs are allocated based on segment funding requirements.

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

GEOGRAPHIC OPERATIONS
The following table presents the Company’s total revenues net of interest expense and pretax income in different geographic regions:

(Millions)	United States	Europe	Asia/Pacific	All Other	Consolidated
2008
Total revenues net of interest expense	$19,365	$3,755	$2,544	$2,701	$28,365
Pretax income from continuing operations	$3,110	$196	$99	$176	$3,581

2007
Total revenues net of interest expense	$19,456	$3,515	$2,231	$2,357	$27,559
Pretax income from continuing operations	$4,984	$301	$124	$285	$5,694

2006
Total revenues net of interest expense	$17,393	$3,168	$1,992	$2,273	$24,826
Pretax income from continuing operations	$4,312	$292	$131	$417	$5,152

The data in the above table is, in part, based upon internal allocations, which necessarily involve management’s judgment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

NOTE 25
RESTRUCTURING CHARGES

During 2008, the Company recorded restructuring charges of $434 million. While the Company’s restructuring activity in the first and third quarters of 2008 primarily related to exiting certain international banking businesses, the Company recorded $410 million of restructuring charges in the fourth quarter of 2008 in order to further reduce the Company’s cost structure. This restructuring is expected to result in the elimination of approximately 7,000 positions or approximately 10 percent of its total worldwide workforce. These reductions will primarily occur across business units, markets and staff groups focusing on management and other positions that do not interact directly with customers. These restructuring activities primarily related to reorganizing or automating certain internal processes; outsourcing certain operations to third parties; and discontinuing or relocating business activities to other geographies.
     During 2007 and 2006, the Company recorded restructuring charges of $49 million and $100 million, respectively, primarily related to the reorganizations within the Company’s business travel, operations, finance, and technology areas.
     Restructuring charges are comprised of severance obligations and other exit costs. The charges and any subsequent adjustments related to severance obligations are included in salaries and employee benefits and discontinued operations in the Company’s Consolidated Statements of Income, while other exit costs are included in occupancy and equipment, professional services, other net expenses and discontinued operations.

The following table summarizes the Company’s restructuring reserves activity for the years ended December 31, 2008, 2007, and 2006:

(Millions)	Severance(a)	Other(b)	Total
Liability balance at December 31, 2005	$86	$8	$94
Restructuring charges, net of $20 in reversals(c)	89	11	100
Payments	(84)	(9)	(93)
Other non-cash	(2)	(6)	(8)
Liability balance at December 31, 2006	89	4	93
Restructuring charges, net of $17 in reversals(c)	34	15	49
Payments	(61)	(6)	(67)
Other non-cash	(2)	(4)	(6)
Liability balance at December 31, 2007	60	9	69
Restructuring charges, net of $10 in reversals(d)	366	68	434
Payments	(63)	(13)	(76)
Other non-cash	2	(2)	—
Liability balance at December 31, 2008(e)	$365	$62	$427

(a)	Accounted for in accordance with SFAS No. 112, “Employer’s Accounting for Post Employment Benefits” and SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.”

(b)	Other primarily includes facility exit and contract termination costs.

(c)	Reversals primarily relate to higher employee redeployments to other positions within the Company.

(d)	Reversals of $10 million ($3 million in ICS, $2 million in GCS, $1 million in GNMS, and $4 million in Corporate & Other), primarily relate to higher employee redeployments to other positions within the Company.

(e)	The majority of cash payments related to the remaining restructuring liabilities are expected to be completed in 2009, with the exception of certain smaller amounts related to contractual long-term severance arrangements which are expected to be completed in 2011, and certain lease obligations which will continue until their expiration in 2018.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

The following table summarizes the Company’s restructuring charges, net of reversals, by reportable segment for the year ended December 31, 2008, and the cumulative amounts relating to the restructuring programs that were in progress during 2008 and initiated at various dates between 2006 and 2008.

		Cumulative Restructuring Expense Incurred to Date on
	2008	in-Progress Restructuring Programs
	Total Restructuring
(Millions)	Charges net of reversals	Severance	Other	Total
USCS	$30	$54	$5	$59
ICS	67	90	7	97
GCS	133	142	18	160
GNMS	30	38	1	39
Corporate & Other(a)	157	136	46	182
Total continuing operations	417	460	77	537
Discontinued operations(b)	17	—	—	—
Total	$434	$460	$77	$537	(c)

(a)	The Corporate & Other segment includes certain fourth quarter 2008 severance and other charges of $133 million related to Company-wide support functions which were not allocated to the Company’s operating segments, as this was a corporate initiative and is consistent with how such charges were reported internally. Had the Company allocated these charges to the operating segments, 18 percent would have remained in Corporate & Other while the balance would have been charged out as follows: USCS (29 percent), ICS (13 percent), GCS (23 percent) and GNMS (17 percent).

(b)	Represents severance and other charges related to the disposition of the Company’s international banking subsidiary (AEB).

(c)	As of December 31, 2008, the total expenses to be incurred for previously approved restructuring activities that were in progress are not expected to be materially different than the cumulative expenses incurred to date for these programs.

NOTE 26
PARENT COMPANY

Parent Company – Condensed Statements of Income

Years ended December 31
(Millions)	2008	2007	2006
Interest expense net of total revenues	$(170)	$(89)	$(47)
Expenses
Salaries and employee benefits	129	132	136
Other	119	160	184
Total	248	292	320
Pretax loss	(418)	(381)	(367)
Income tax benefit	(176)	(157)	(174)
Net loss before equity in net income of subsidiaries and affiliates	(242)	(224)	(193)
Equity in net income of subsidiaries and affiliates	3,113	4,350	3,818
Income from continuing operations	2,871	4,126	3,625
(Loss) Income from discontinued operations, net of tax	(172)	(114)	82
Net income	$2,699	$4,012	$3,707

Parent Company – Condensed Balance Sheets

As of December 31
(Millions)	2008	2007
Assets
Cash and cash equivalents	$3	$3
Investment securities	594	50
Equity in net assets of subsidiaries and affiliates of continuing operations	12,563	11,381
Accounts receivable, less reserves	1,153	332
Loan to affiliate in discontinued operations	238	—
Premises and equipment – at cost, less accumulated
depreciation: 2008, $33; 2007, $27	46	38
Due from subsidiaries	5,928	5,313
Other assets	716	579
Equity in net (liabilities) assets of subsidiaries and affiliates of
discontinued operations	(44)	751
Total assets	$21,197	$18,447
Liabilities and Shareholders’ Equity
Accounts payable and other liabilities	$1,424	$672
Long-term debt(a)	7,932	6,746
Total liabilities	9,356	7,418
Shareholders’ equity
Common shares	232	232
Additional paid-in capital	10,496	10,164
Retained earnings	2,719	1,075
Accumulated other comprehensive loss	(1,606)	(442)
Total shareholders’ equity	11,841	11,029
Total liabilities and shareholders’ equity	$21,197	$18,447

(a)	Aggregate annual maturities of long-term debt for the five years ending December 31, 2013, are as follows (millions); 2009, $500; 2010, $0; 2011, $399; 2012, $0; 2013, $997 and thereafter, $6,036. Refer to Note 10 for additional details.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

Parent Company – Condensed Statements of Cash Flows

Years Ended December 31
(Millions)	2008	2007	2006
Cash Flows from Operating Activities Net income	$2,699	$4,012	$3,707
Adjustments to reconcile net income to cash
provided by operating activities:
Equity in net (income) loss of subsidiaries and affiliates:
– Continuing operations	(3,113)	(4,350)	(3,818)
– Discontinued operations	172	114	(82)
Dividends received from subsidiaries and affiliates	2,340	3,708	3,479
Loan to affiliate in discontinued operations	(238)	—	—
Other operating activities, primarily with subsidiaries	(1,915)	(242)	(255)
Net cash (used by) provided by operating activities	(55)	3,242	3,031

Cash Flows from Investing Activities
Purchase of investments	—	—	(20)
Premises and equipment	(14)	(10)	(10)
Acquisition	—	—	(200)
Investments in subsidiaries and affiliates	(58)	(550)	—
Net cash used in investing activities	(72)	(560)	(230)

Cash Flows from Financing Activities
Issuance of debt	3,000	1,500	1,750
Principal payment of debt	(1,995)	(750)	(1,000)
Issuance of American Express common shares	176	852	1,203
Repurchase of American Express common shares	(218)	(3,572)	(4,093)
Dividends paid	(836)	(712)	(661)
Net cash provided by (used in) financing activities	127	(2,682)	(2,801)
Net change in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of year	3	3	3
Cash and cash equivalents at end of year	$3	$3	$3

SUPPLEMENTAL DISCLOSURES
Cash paid for interest (net of amounts capitalized) in 2008, 2007, and 2006 was $509 million, $319 million, and $190 million, respectively. Net cash received for income taxes in 2008, 2007, and 2006 was $21 million, $75 million, and $216 million, respectively.
     The Parent Company guarantees up to $102 million of indebtedness under lines of credit that subsidiaries have with various banks. As of December 31, 2008, $30 million in lines of credit have been drawn down.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN EXPRESS COMPANY

NOTE 27
SUBSEQUENT EVENT

In October 2008, the United States Department of the Treasury (Treasury Department) announced its Capital Purchase Program (CPP) under the Emergency Economic Stabilization Act of 2008 (EESA).
     Subsequent to year-end 2008, the Company participated in the CPP by issuing to the Treasury Department 3,388,890 shares of the Company’s Series A Fixed Rate Cumulative Perpetual Preferred Stock, along with a ten-year warrant (Warrant) to purchase up to 24,264,129 shares of common stock at an initial per share exercise price of $20.95 per share. The aggregate gross proceeds received by the Company on January 9, 2009 for the Series A Preferred Stock and Warrant totaled $3.39 billion.
     As of January 9, 2009, both the Series A Preferred Stock and Warrant are accounted for as permanent equity and are components of Tier 1 capital, thus enhancing the Company’s Tier 1 and Total Capital ratios.

NOTE 28
QUARTERLY FINANCIAL DATA (UNAUDITED)

(Millions, except per share amounts)	2008(a)				2007(a)
Quarters Ended	12/31	9/30	6/30	3/31	12/31	9/30(b)	6/30	3/31
Total revenues net of interest expense	$6,506	$7,164	$7,455	$7,240	$7,324	$6,956	$6,867	$6,412
Pretax income from continuing operations	268	1,078	774	1,461	1,158	1,505	1,415	1,616
Income from continuing operations	306	861	660	1,044	858	1,122	1,046	1,100
(Loss) Income from discontinued operations, net of tax	(66)	(46)	(7)	(53)	(27)	(55)	11	(43)
Net income	240	815	653	991	831	1,067	1,057	1,057
Earnings Per Common Share — Basic:
Continuing operations	$0.27	$0.75	$0.57	$0.91	$0.74	$0.96	$0.89	$0.93
Discontinued operations	(0.06)	(0.04)	—	(0.05)	(0.02)	(0.05)	0.01	(0.04)
Net income	$0.21	$0.71	$0.57	$0.86	$0.72	$0.91	$0.90	$0.89
Earnings Per Common Share — Diluted:
Continuing operations	$0.27	$0.74	$0.57	$0.90	$0.73	$0.94	$0.87	$0.91
Discontinued operations	(0.06)	(0.04)	(0.01)	(0.05)	(0.02)	(0.04)	0.01	(0.04)
Net income	$0.21	$0.70	$0.56	$0.85	$0.71	$0.90	$0.88	$0.87
Cash dividends declared per common share	$0.18	$0.18	$0.18	$0.18	$0.18	$0.15	$0.15	$0.15
Common share price:
High	$35.80	$42.50	$52.63	$52.32	$63.63	$65.89	$65.24	$61.90
Low	$16.55	$31.68	$37.61	$39.50	$50.37	$55.50	$55.34	$53.91

(a)	Note 2 provides additional information on discontinued operations.

(b)	Diluted EPS from discontinued operations was greater than basic EPS from discontinued operations due to the impact of rounded fractional amounts.

CONSOLIDATED FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
AMERICAN EXPRESS COMPANY

(Millions, except per share amounts, percentages, and where indicated)	2008	2007	2006	2005	2004
Operating Results (a)
Total revenues net of interest expense	$28,365	$27,559	$24,826	$22,145	$20,168
Expenses	18,986	17,762	17,008	15,605	14,418
Provisions for losses	5,798	4,103	2,666	2,561	2,139
Income from continuing operations	2,871	4,126	3,625	3,014	2,543
(Loss) Income from discontinued operations	(172)	(114)	82	720	973
Income before cumulative effect of accounting change	2,699	4,012	3,707	3,734	3,516
Net income	2,699	4,012	3,707	3,734	3,445
Return on average equity(b)	22.3%	37.3%	34.7%	25.4%	22.0%
Balance Sheet(a)
Cash and cash equivalents	$20,547	$8,878	$3,801	$4,272	$7,585
Accounts receivable, net	36,571	41,994	38,642	35,293	32,125
Loans, net	40,659	53,339	43,034	33,824	27,596
Investment securities	12,526	13,214	13,207	13,102	12,444
Assets of discontinued operations	216	22,278	20,699	19,866	105,497
Total assets	126,074	149,743	128,262	114,571	194,804
Customer deposits	15,486	15,397	12,011	13,827	10,040
Travelers Cheques outstanding	6,433	7,197	7,215	7,175	7,287
Short-term borrowings	8,993	17,761	15,236	15,711	14,498
Long-term debt	60,041	55,285	42,747	30,781	32,627
Liabilities of discontinued operations	260	21,527	20,003	19,077	97,914
Shareholders’ equity	11,841	11,029	10,511	10,549	16,020
Common Share Statistics
Earnings per share:
Income from continuing operations:
Basic	$2.49	$3.52	$2.99	$2.44	$2.02
Diluted	$2.48	$3.45	$2.93	$2.40	$1.98
(Loss) Income from discontinued operations:
Basic	$(0.15)	$(0.10)	$0.07	$0.59	$0.77
Diluted	$(0.15)	$(0.09)	$0.06	$0.57	$0.76
Cumulative effect of accounting change, net of tax:
Basic	$—	$—	$—	$—	$(0.05)
Diluted	$—	$—	$—	$—	$(0.06)
Net income:
Basic	$2.34	$3.42	$3.06	$3.03	$2.74
Diluted	$2.33	$3.36	$2.99	$2.97	$2.68
Cash dividends declared per share	$0.72	$0.63	$0.57	$0.48	$0.44
Book value per share	$10.21	$9.53	$8.76	$8.50	$12.83
Market price per share(c):
High	$52.63	$65.89	$62.50	$59.50	$57.05
Low	$16.55	$50.37	$49.73	$47.01	$47.32
Close	$18.55	$52.02	$60.67	$51.46	$56.37
Average common shares outstanding for earnings per share:
Basic	1,154	1,173	1,212	1,233	1,259
Diluted	1,157	1,196	1,238	1,258	1,285
Shares outstanding at period end	1,160	1,158	1,199	1,241	1,249
Other Statistics
Number of employees at period end (thousands):
United States	31	32	32	29	41
Outside United States	35	36	33	37	37
Total(d)	66	68	65	66	78
Number of shareholders of record	43,257	50,216	51,644	55,409	50,394

(a)	On November 10, 2008, the Company became a bank holding company under the U.S. Bank Holding Act of 1956. As a result of converting to a bank holding company, the Company has made certain changes to its Consolidated Statements of Income and Consolidated Balance Sheets and reclassified certain prior period amounts in order to conform to the current presentation of its financial statements in accordance with the Securities and Exchange Commission’s regulations applicable to bank holding companies. In 2007, the Company entered into an agreement to sell its international banking subsidiary, AEB, and its subsidiary that issues investment certificates to AEB’s customers, AEIDC, to Standard Chartered subject to certain regulatory approvals. The results, assets, and liabilities of AEB (except for certain components of the business which were not sold) are presented as discontinued operations. Additionally, the spin-off of Ameriprise and certain dispositions were completed in 2006 and 2005, and the results of these operations are presented as discontinued operations. Note 2 provides additional information on discontinued operations.

(b)	Return on average equity is calculated by dividing one year period of net income by one year average of total shareholders’ equity.

(c)	The market price per share beginning with the fourth quarter of 2005 reflects the spin-off of Ameriprise as of September 30, 2005. The opening share price on the first trading day after the spin-off was $50.75.

(d)	Amounts include employees from discontinued operations.