Form 10-K, Exhibit 13
period 2009-12-31
AMERICAN EXPRESS CO
filed 2010-02-26
CIK 4962

Exhibit 13

2009 FINANCIAL RESULTS

18	FINANCIAL REVIEW

66	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

67	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

68	INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

69	CONSOLIDATED FINANCIAL STATEMENTS

73	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

128	CONSOLIDATED FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

129	COMPARISON OF FIVE-YEAR TOTAL RETURN TO SHAREHOLDERS

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

FINANCIAL REVIEW

The financial section of American Express Company’s (the Company) Annual Report consists of this Financial Review, the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements. The following discussion is designed to provide perspective and understanding regarding the Company’s consolidated financial condition and results of operations. Certain key terms are defined in the Glossary of Selected Terminology, which begins on page 61.

This Financial Review and the Notes to Consolidated Financial Statements have been adjusted to exclude discontinued operations unless otherwise noted.

EXECUTIVE OVERVIEW

American Express is a global service company that provides customers with access to products, insights and experiences that enrich lives and build business success. The Company’s principal products and services are charge and credit payment card products and travel-related services offered to consumers and businesses around the world. The Company’s range of products and services include:

•	charge and credit card products;

•	expense management products and services;

•	consumer and business travel services;

•	stored value products such as Travelers Cheques and other prepaid products;

•	network services for the Company’s network partners;

•	merchant acquisition and processing, point-of-sale, servicing and settlement and marketing products and services for merchants; and

•	fee services, including market and trend analyses along with related consulting services and customer loyalty and rewards programs.

The Company’s products and services are sold globally to diverse customer groups, including consumers, small businesses, middle-market companies, and large corporations. These products and services are sold through various channels including direct mail, on-line applications, targeted direct and third-party sales forces, and direct response advertising.

The Company’s products and services generate the following types of revenue for the Company:

•	Discount revenue, which is the Company’s largest revenue source, represents fees charged to merchants when cardmembers use their cards to purchase goods and services on the Company’s network;

•	Net card fees, which represent revenue earned for annual charge card memberships;

•	Travel commissions and fees, which are earned by charging a transaction or management fee for airline or other travel-related transactions;

•	Other commissions and fees, which are earned on foreign exchange conversions and card-related fees and assessments;

•	Securitization income, net, which is the net earnings related to cardmember loans financed through securitization activities;

•

Other revenue, which represents insurance premiums earned from cardmember travel and other insurance programs, revenues arising from contracts with Global Network Services’ (GNS) partners (including royalties and signing fees), publishing revenues, and other miscellaneous revenue and fees; and

•	Interest and fees on loans, which principally represents interest income earned on outstanding balances, and card fees related to the cardmember lending portfolio.

In addition to funding and operating costs associated with these types of revenue, other major expense categories are related to marketing and reward programs that add new cardmembers and promote cardmember loyalty and spending, and provisions for anticipated cardmember credit and fraud losses.

In 2009, to better position the Company to grow its traditional businesses, and to develop new revenue categories and emerging payments, the Company implemented the following organizational changes:

•

Grouped the Company’s global consumer and small business card-issuing, merchant and network businesses under the senior leadership of the Vice Chairman of American Express, which will enable the Company to sharpen its focus on its strongest growth opportunities, while maintaining appropriate confidentiality protections;

•

The Company is creating the Enterprise Growth Group, which will focus exclusively on generating new sources of fee revenue from existing assets and advancing the Company’s efforts in emerging payments;

•

Formed a new Global Services Group under the leadership of the Company’s Group President and Chief Information Officer, which unites the Company’s U.S. and international cardmember servicing organizations, as well as most processing and support functions across the Company including, among others, technology support and certain key processing functions in areas such as finance and human resources. With this change to Global Services, the Company is organizing support functions by process rather than business unit, which the Company expects will streamline costs, reduce duplication of work, better integrate skills and expertise, and improve customer

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

service. The expenses that now fall within Global Services account for just under half of the Company’s consolidated operating expense. This organization has been tasked with generating an annualized level of gross expense savings of approximately $500 million by 2012. It is expected that a portion of any such savings would be reinvested in growth initiatives; and

•

Also, as part of the organizational changes, the Company’s Chief Executive Officer is now working directly with the leaders of the Global Commercial Card and Global Travel Services groups on overall strategies to capitalize on Business-to-Business growth opportunities.

Historically, the Company has sought to achieve a number of financial targets, on average and over time:

•	Revenues net of interest expense growth of at least 8 percent;

•	Earnings per share (EPS) growth of 12 to 15 percent; and

•	Return on average equity (ROE) of 33 to 36 percent.

In addition, assuming achievement of such financial targets, the Company has sought to return at least 65 percent of the capital it generates to shareholders as a dividend or through the repurchase of common stock.

The Company met or exceeded these targets for most of the past decade. However, during 2008 and 2009, its performance fell short of the targets due to the effects of the continuing global economic downturn. As long as these difficult conditions persist, it is unlikely that the Company will achieve all of its on average and over time financial objectives. The Company’s share repurchase program was suspended in 2008 and, as a result, the amount of capital generated that is returned to shareholders has been and will likely continue to be below the levels achieved earlier in the decade.

The Company believes it will be positioned, over the long term, to generate revenue and earnings growth in line with its historical target levels. However, evolving market, regulatory and rating agency expectations will likely cause the Company, as well as other financial institutions, to maintain in future years a higher level of capital than they would have historically maintained. These higher capital requirements would in turn lead, all other things being equal, to lower future ROE than the Company has historically targeted. While the Company is not establishing a new target at this time, it currently believes that it will ultimately be positioned to deliver a ROE in excess of 20 percent over time. As the capital requirements for financial institutions become clearer, management will have greater visibility into this area. At that time, the Company will provide updated long-term ROE and capital distribution targets.

BANK HOLDING COMPANY

During the fourth quarter of 2008, the Company became a bank holding company under the Bank Holding Company Act of 1956, and the Federal Reserve Board (Federal Reserve) became the Company’s primary federal regulator. As such, the Company is subject to the Federal Reserve’s regulations, policies and minimum capital standards.

CURRENT ECONOMIC ENVIRONMENT/OUTLOOK

2009 was a challenging year characterized by a weak economy, frozen credit markets in the first half of the year and high credit losses industry wide. In the first two quarters, the Company’s spending and cardmember loan balances declined by double digits as compared to the corresponding periods in 2008 and credit metrics (e.g. past due and write-off rates) peaked at historically high levels. In the third quarter, the Company’s credit actions began to positively impact past due and write-off rates, and spending declines began to become less severe. The fourth quarter showed greater improvement.

In the fourth quarter of 2009 the year-over-year growth rate in cardmember spending volumes was positive for the first time since the third quarter of 2008, benefiting from both easier comparisons to year-ago billings as well as higher levels of spending. Improvements in billed business trends were experienced in all business lines in the fourth quarter. In addition, for the first time during the year, the growth rate in both the number of card transactions and average transaction size were positive in the fourth quarter as compared to the corresponding period in 2008. Despite these favorable trends, the Company expects the global economy to continue to recover gradually and the resulting environment to be characterized by billings growth that is more modest than it experienced before the recession, as consumers and businesses remain cautious about their spending.

The favorable credit trends experienced in the third quarter of 2009 continued to show overall improvement in the fourth quarter. Charge card write-off rates and past-due trends in the United States continued to improve significantly during the fourth quarter, reaching historic lows by the end of the year and contributing to lower provision levels. Worldwide lending write-off rates also continued to decline in the fourth quarter, improving for the second quarter in a row. This was driven in part by a broad range of credit and business actions, such as enhanced credit and collection policies and practices. Lending past-due trends also continued to improve in the fourth quarter. If past-due trends, recoveries and bankruptcies remain stable, the Company expects managed U.S. lending write-offs in the first quarter of 2010 to be similar to those in the fourth quarter of 2009, and

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

further expects these write-offs in the second quarter of 2010 to be lower than the first quarter.1

In 2010, the Company intends to invest a substantial portion of expected benefits from its improving credit performance. The Company will focus on launching new products and services, improving long-term margins with investments in infrastructure, and driving growth for the moderate to long-term. As the Company continues to scale back its issuance of proprietary lending cards and targets more premium cards, the Company’s priority will be to drive billed business and average spend per card rather than achieve broad growth in cards-in-force.

The Company’s net interest yield in 2009 was impacted by re-pricing actions, the Credit Card Accountability Responsibility and Disclosure Act (CARD Act), and changing consumer behavior. Going forward, these same dynamics will apply, with more impact from the CARD Act expected in the future. As such, the Company expects net interest yields to trend down closer to historic levels over time.

The Company expects its 2010 EPS growth to be well above its long-term EPS target of 12 percent to 15 percent.

REENGINEERING INITIATIVES

In the fourth quarter of 2008, the Company announced various reengineering initiatives which were expected to produce cost benefits of approximately $1.8 billion in 2009 versus the previously anticipated spending levels. These initiatives included: reducing staffing levels and compensation expenses (expected benefits of $700 million in 2009), reducing certain operating costs (expected benefit of $125 million in 2009) and scaling back investment spending (expected benefit of $1.0 billion in 2009). The Company began the execution and implementation of these initiatives in the fourth quarter of 2008, and as such, recorded a fourth quarter of 2008 restructuring charge of $404 million ($262 million after-tax) in continuing operations, primarily associated with severance and other costs related to the elimination of approximately 7,000 positions, in addition to $17 million ($11 million after-tax) of other net reengineering costs.

In the second quarter of 2009, the Company announced another phase of reengineering initiatives which were

[1]	The “managed basis” presentation includes on-balance sheet cardmember loans and off-balance sheet securitized cardmember loans. The difference between the “owned basis” (GAAP) information and the “managed basis” information is attributable to the effects of securitized activities. The Company is not presenting estimates of owned net write-off rates comparable to the managed data above because the owned net write-off rates are not determinable at this time. For further discussion of the Company’s owned and managed basis presentation, refer to the information set forth under U.S. Card Services in the section captioned “Differences Between GAAP and Managed Presentations”.

expected to produce incremental cost benefits of approximately $800 million in 2009. These initiatives included: reducing staffing levels and compensation expenses (expected benefit of $175 million in 2009), scaling back investment spending on marketing and business development (expected benefit of $500 million in 2009) and cutting certain professional services, travel and general overhead expenses (expected benefit of $125 million in 2009). The Company began the implementation of these initiatives in the second quarter of 2009, and as such, recorded a second quarter 2009 net reengineering charge of $182 million ($118 million after-tax) in continuing operations, primarily associated with severance and other costs related to the elimination of approximately 4,000 positions. Cumulatively, through these reengineering initiatives, the Company expected to eliminate approximately 11,000 positions, which accounted for approximately 17 percent of its global workforce as of September 30, 2008.

As the Company has previously indicated, business results in the second half of 2009 have been stronger than initially forecasted primarily due to favorable credit and business trends. The benefits from these favorable trends have been utilized to increase spending on marketing and other business-building initiatives during the latter part of 2009. These increased investments have in turn reduced the targeted savings from our reengineering initiatives of approximately $2.6 billion described above. These favorable trends also drove other business changes and modifications to previously planned reengineering initiatives which have resulted in a lower level of employee staff reductions and higher employee redeployment to other positions in the Company, further reducing targeted savings. As of December 31, 2009, employee count has declined 8,200 or 12 percent since September 30, 2008 primarily due to the above initiatives.

ACQUISITIONS

On January 15, 2010, the Company purchased Revolution Money, a provider of secure person-to-person payment services through an internet based platform, for approximately $300 million. Revolution Money offers online person-to-person payment accounts that are FDIC insured and suited for social and instant messaging networks and offers the RevolutionCard, a general-use PIN-based card with enhanced security. The Company believes that Revolution Money’s assets and expertise complement both its existing payments and processing capabilities, and also provides it with an innovative technology platform which can help extend the Company’s leadership beyond the traditional payments arena.

On March 28, 2008, the Company purchased Corporate Payment Services (CPS), General Electric Company’s commercial card and corporate purchasing business unit. The Company acquired $2.2 billion in assets and assumed $63 million in liabilities. The total cash consideration of $2.3

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

billion paid by the Company consisted of the contractual purchase price of approximately $1.1 billion plus the repayment of CPS’ $1.2 billion in outstanding debt as of the acquisition date.

DISCONTINUED OPERATIONS

For the applicable periods, the operating results, assets and liabilities, and cash flows of American Express Bank Ltd. (AEB), which was sold to Standard Chartered PLC (Standard Chartered) in 2008, and American Express International Deposit Company (AEIDC), which was sold to Standard Chartered in the third quarter of 2009, have been removed from the Corporate & Other segment and reported separately within the discontinued operations captions on the Company’s Consolidated Financial Statements.

Refer to Note 2 to the Consolidated Financial Statements for further discussion of the Company’s discontinued operations.

FINANCIAL SUMMARY

A summary of the Company’s recent financial performance follows:

Years Ended December 31, (Millions, except per share amounts and ratio data)	2009	2008	Percent Decrease
Total revenues net of interest expense	$24,523	$28,365	(14)%
Provisions for losses	$5,313	$5,798	(8)%
Expenses	$16,369	$18,986	(14)%
Income from continuing operations	$2,137	$2,871	(26)%
Net income	$2,130	$2,699	(21)%
Earnings per common share from continuing operations — diluted(a)(b)	$1.54	$2.47	(38)%
Earnings per common share — diluted(a)	$1.54	$2.32	(34)%
Return on average equity(c)	14.6%	22.3%
Return on average tangible common equity(d)	17.6%	28.0%

(a)	Earnings per common share from continuing operations – diluted and Earnings per common share – diluted were both reduced by the impact of (i) accelerated preferred dividend accretion of $212 million for the year ended December 31, 2009 due to the repurchase of $3.39 billion of preferred shares issued as part of the Capital Purchase Program (CPP), (ii) preferred share dividends and related accretion of $94 million for the year ended December 31, 2009, and (iii) earnings allocated to participating share awards and other items of $22 million and $15 million for the years ended December 31, 2009 and 2008, respectively.
(b)	Effective January 1, 2009, guidance for determining whether instruments granted in share-based payment transactions are participating securities requires that restricted stock awards be included in the computation of basic and diluted earnings per share pursuant to the two-class method. Accordingly, the Company has retrospectively adjusted EPS for all prior periods presented. Refer to Note 18 to the Company’s Consolidated Financial Statements.
(c)	ROE is calculated by dividing (i) net income ($2.1 billion and $2.7 billion for 2009 and 2008, respectively), by (ii) average total shareholders’ equity ($14.6 billion and $12.1 billion for 2009 and 2008, respectively).
(d)	Return on average tangible common equity is computed in the same manner as ROE except the computation of average tangible common shareholders’ equity (TCE) excludes average goodwill and other intangibles of $3.0 billion and $2.5 billion as of December 31, 2009 and 2008, respectively. The Company believes that return on average tangible common equity is a useful measure of profitability of its business.

See Consolidated Results of Operations, beginning on page 31, for discussion of the Company’s results.

The Company follows U.S. generally accepted accounting principles (GAAP). In addition to information provided on a GAAP basis, the Company discloses certain data on a “managed basis”. This information, which should be read only as a supplement to GAAP information, assumes, in the Consolidated Selected Statistical Information and U.S. Card Services (USCS) segment, there have been no cardmember loans securitization transactions. These managed basis adjustments, and management’s rationale for such presentation, are discussed further in the USCS section below under “Differences between GAAP and Managed Basis Presentation”.

Certain of the statements in this Annual Report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. See Forward-Looking Statements at the end of this discussion.

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

CRITICAL ACCOUNTING POLICIES

Refer to Note 1 to the Consolidated Financial Statements for a summary of the Company’s significant accounting policies referenced, as applicable, to other notes. The following chart provides information about five critical accounting policies that are important to the Consolidated Financial Statements and that require significant management assumptions and judgments.

RESERVES FOR CARDMEMBER LOSSES

Description	Assumptions/Approach Used	Effect if Actual Results Differ from Assumptions
Reserves for cardmember losses relating to cardmember loans and receivables represent management’s best estimate of the losses inherent in the Company’s outstanding portfolio of loans and receivables.

Reserves for cardmember loans and receivables losses are primarily based upon models that analyze portfolio performance and reflect management’s judgment regarding overall reserve adequacy. The analytic models take into account several factors, including average losses and recoveries over an appropriate historical period. Management considers whether to adjust the analytic models for specific factors such as increased risk in certain portfolios, impact of risk management initiatives on portfolio performance and concentration of credit risk based on factors such as tenure, industry or geographic regions. In addition, management adjusts the reserves for losses for other external environmental factors including leading economic and market indicators such as the unemployment rate, Gross Domestic Product (GDP), home price indices, non-farm payrolls, personal consumption expenditures index, consumer confidence index, purchasing manager’s index, bankruptcy filings, and the legal and regulatory environment. Generally, due to the short-term nature of cardmember receivables, the impact of the other external environmental factors on the inherent losses within the cardmember receivable portfolio is not significant. As part of this evaluation process, management also considers various reserve coverage metrics, such as reserves as a percentage of past-due amounts, reserves as a percentage of cardmember loans and receivables, and net write-off coverage.

Cardmember loans and receivables are written off when management deems amounts to be uncollectible and is generally determined by the number of days past due. Cardmember loans and USCS cardmember receivables are generally written off when

(continued on next page)

To the extent historical credit experience updated for emerging market trends in credit are not indicative of future performance, actual losses could differ significantly from management’s judgments and expectations, resulting in either higher or lower future provisions for losses, as applicable.

As of December 31, 2009, an increase in write-offs equivalent to 20 basis points of cardmember loan and receivable balances at such date would increase the provision for cardmember losses by approximately $133 million. This sensitivity analysis does not represent management’s expectations of the deterioration in write-offs but is provided as a hypothetical scenario to assess the sensitivity of the provision for cardmember losses to changes in key inputs.

The process of determining the reserve for cardmember losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions.

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

RESERVES FOR CARDMEMBER LOSSES (CONTINUED)

Description	Assumptions/Approach Used	Effect if Actual Results Differ from Assumptions

180 days past due. International Card Services (ICS) and Global Commercial Services (GCS) cardmember receivables are generally written off when they are 360 days past billing.

Cardmember loans and receivables in bankruptcy or owed by deceased individuals are written off upon notification.

Recoveries of both cardmember loans and receivables are recognized on a cash basis.

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

RESERVES FOR MEMBERSHIP REWARDS COSTS

Description	Assumptions/Approach Used	Effect if Actual Results Differ from Assumptions

The Membership Rewards program is the largest card-based rewards program in the industry. Eligible cardmembers can earn points for purchases charged and many of the Company’s card products offer the ability to earn bonus points for certain types of purchases. Membership Rewards points are redeemable for a broad variety of rewards including travel, entertainment, retail certificates and merchandise.

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

A weighted-average cost per point redeemed during the previous 12 months, adjusted as appropriate for recent changes in redemption costs, is used to approximate future redemption costs and is affected by the mix of rewards redeemed. Management uses models to estimate ultimate redemption rates based on historical redemption statistics, card product type, year of program enrollment, enrollment tenure, and card spend levels. These models incorporate sophisticated statistical and actuarial techniques to estimate ultimate redemption rates of points earned to date by current cardmembers given redemption trends and projected future redemption behavior.

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

As of December 31, 2009, if the ultimate redemption rate of current enrollees increased by 100 basis points, the balance sheet reserve and corresponding provision for the cost of Membership Rewards would each increase by approximately $250 million.

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

FAIR VALUE MEASUREMENT

Description	Assumptions/Approach Used	Effect if Actual Results Differ from Assumptions

The Company holds investment securities, certain subordinated interests in securitized cardmember loans from the Company’s securitization program and derivative instruments. These financial instruments are reflected at fair value on the Company’s Consolidated Balance Sheets. Management makes significant assumptions and judgments when estimating fair value for these financial instruments.

Investment Securities

The Company’s investment securities are comprised of predominantly fixed-income securities issued by states and municipalities as well as the U.S. Government and Agencies (e.g., Fannie Mae, Freddie Mac or Ginnie Mae) and retained subordinated securities described further below. The investment securities are classified as available-for-sale with changes in fair value recorded in accumulated other comprehensive (loss) income within shareholders’ equity on the Company’s Consolidated Balance Sheets (except for approximately $213 million, as of December 31, 2008, of investment securities included in discontinued operations, for which changes in fair value are recorded in (loss) income from discontinued operations in the Company’s Consolidated Statements of Income).

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

In accordance with fair value measurement and disclosure guidance, the objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The disclosure guidance establishes a three-level hierarchy of valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to the measurement of fair value based on unadjusted quoted prices in active markets for identical assets or liabilities (Level 1), followed by the measurement of fair value based on pricing models with significant observable inputs (Level 2), with the lowest priority given to the measurement of fair value based on pricing models with significant unobservable inputs (Level 3).

Investment Securities

The fair market values for the Company’s investment securities (excluding its retained subordinated securities, which are discussed further below) are obtained primarily from pricing services engaged by the Company. The fair values provided by the pricing services are estimated by using pricing models where the inputs to those models are based on observable market inputs. The inputs to the valuation techniques applied by the pricing services vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades and/or broker-dealer quotes, all with reasonable levels of transparency. The pricing services do not apply any adjustments to the pricing models used. In addition, the Company did not apply any adjustments to prices received from the pricing services. The Company has reaffirmed its understanding of the valuation techniques used by its pricing services. In addition, the Company corroborates the prices provided by its pricing services to test their reasonableness by comparing their prices to valuations

(continued on next page)

Investment Securities

In the measurement of fair value for the Company’s investment securities (excluding its retained subordinated securities, which are discussed further below), even though the underlying inputs used in the pricing models are directly observable from active markets or recent trades of similar securities in inactive markets, the pricing models do entail a certain amount of subjectivity and therefore differing judgments in how the underlying inputs are modeled could result in different estimates of fair value.

Retained Subordinated Securities and Interest-Only Strip

In measuring the fair value for the Company’s retained subordinated securities, the fair value is impacted by external market factors including London Interbank Offered Rate (LIBOR) forward rates and credit spreads, and therefore, the use of different inputs to the measurement of the fair value of the Company’s retained subordinated securities could result in a different fair value measurement.

The fair value of the interest-only strip is impacted by changes in the estimates and assumptions used in the valuation models. The use of different inputs to the measurement of fair value of these financial instruments could result in a different fair value measurement.

Refer to Note 7 to the Company’s Consolidated Financial Statements, including sensitivity analyses relating to changes in key assumptions for the retained subordinated securities and interest-only strip.

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

FAIR VALUE MEASUREMENT (CONTINUED)

Description	Assumptions/Approach Used	Effect if Actual Results Differ from Assumptions

Retained Subordinated Securities

Accounting for the retained subordinated securities aligns with that described under investment securities above.

Interest-Only Strip

The interest-only strip is reported at fair value in other assets on the Company’s Consolidated Balance Sheets. Changes in the fair value of the interest-only strip are also recorded in securitization income, net in the Company’s Consolidated Statements of Income.

Due to changes in GAAP governing the accounting for transfers of financial assets, effective January 1, 2010, the Company’s retained subordinated securities and interest-only strip will be eliminated in consolidation and no longer measured at fair value.

Defined Benefit Pension Plan Assets

Defined benefit pension plan (the Plan) assets are measured at fair value, changes in which are included in the determination of the Plan’s net funded status which is reported in other liabilities on the Company’s Consolidated Balance Sheets.

from different pricing sources as well as comparing prices to the sale prices received from sold securities. As of December 31, 2009 and 2008, all of the Company’s investment securities are classified in either Level 1 or Level 2 of the fair value hierarchy. Refer to Note 3 to the Company’s Consolidated Financial Statements.

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

The fair value of the Company’s interest-only strip is the present value of estimated future positive excess spread expected to be generated by the securitized loans over the estimated remaining life of those loans. Management utilizes certain estimates and assumptions to determine the fair value of the interest-only strip asset including estimates for finance charge yield, credit losses, LIBOR (which determines future certificate interest costs), monthly payment rate and the discount rate.

The Company’s retained subordinated securities and interest-only strip are classified in Level 3 of the fair value hierarchy. Refer to Note 3 to the Company’s Consolidated Financial Statements.

Other-Than-Temporary Impairment

Realized losses are recognized when management determines that a decline in value is other-than-temporary, which requires judgment regarding the amount and timing of recovery. The Company reviews and evaluates its investment securities, including retained subordinated securities at least quarterly, and more often as market conditions may require, to

(continued on next page)

Other-Than-Temporary Impairment

In determining whether any of the Company’s investment securities (including retained subordinated securities) are other-than-temporarily impaired, a change in facts and circumstances could lead to a change in management judgment around the Company’s view on collectability and credit quality of the issuer, or the Company’s intent to sell the investment securities, and whether it is more likely than not that the Company will not be required to sell the investment securities before recovery of any unrealized losses. Therefore, it is at least reasonably possible that a change in estimate will occur in the near term relating to other-than-temporary impairment. This could result in the Company recording an other-than-temporary impairment loss through earnings with a corresponding offset to accumulated other comprehensive (loss) income. As of December 31, 2009 and 2008, the Company had approximately $0.3 billion and $1.6 billion, respectively, in gross unrealized losses in its investment securities portfolio (including its retained subordinated securities) which were deemed not to be other-than-temporarily impaired.

Defined Benefit Pension Plan Assets

The fair value measurements for the Plan assets contain a similar amount of subjectivity as described under investment securities above, and therefore differing judgments in how the underlying inputs are modeled could result in different estimates of fair value.

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

FAIR VALUE MEASUREMENT (CONTINUED)

Description	Assumptions/Approach Used	Effect if Actual Results Differ from Assumptions

Derivative Instruments

The Company’s primary derivative instruments include interest rate swaps, foreign currency forward agreements, and cross-currency swaps. Derivative instruments are reported at fair value in other assets and other liabilities on the Company’s Consolidated Balance Sheets. Changes in fair value are recorded in accumulated other comprehensive (loss) income, and/or in the Consolidated Statements of Income, depending on (i) the documentation and designation of the derivative instrument, and (ii) if the derivative instrument is in a hedging relationship, its effectiveness in offsetting the changes in the designated risk being hedged.

identify investment securities that have indications of other-than-temporary impairment. The determination of other-than-temporary impairment is a subjective process, requiring the use of judgments and assumptions. Accordingly, the Company considers several metrics when evaluating investment securities for an other-than-temporary impairment. The key factors considered when assessing other-than-temporary impairment include the determination of the extent to which the decline in fair value of the investment security is due to increased default risk for the specific issuer, or market interest rate risk. With respect to increased default risk, the Company assesses the collectibility of principal and interest payments by monitoring a number of issuer specific factors, and the extent to which amortized cost exceeds fair value and the duration and size of that difference. With respect to market interest rate risk, including benchmark interest rates and credit spreads, the Company assesses whether it has the intent to sell the investment securities, and whether it is more likely than not that the Company will not be required to sell the investment securities before recovery of any unrealized losses. Refer to Note 6 to the Company’s Consolidated Financial Statements.

Defined Benefit Pension Plan Assets

The fair value measurements for the Plan assets align with those described under investment securities above. Refer to Note 21 to the Company’s Consolidated Financial Statements.

Derivative Instruments

The fair value of the Company’s derivative instruments is estimated by using either a third-party valuation service that uses proprietary pricing models, or by using internal pricing models, neither of which contains a high level of subjectivity as the valuation techniques used do not require significant judgment and inputs to those

(continued on next page)

Derivative Instruments

In the measurement of fair value for the Company’s derivative instruments, although the underlying inputs used in the pricing models are readily observable from actively quoted markets, the pricing models do entail a certain amount of subjectivity and therefore, differing judgments in how the underlying inputs are modeled could result in different estimates of fair value. In addition, any necessary credit valuation adjustments are based on observable default rates. A change in facts and circumstances could lead to a change in management judgment about counterparty credit quality, which could result in the Company recognizing an additional counterparty credit valuation adjustment. As of December 31, 2009, the credit and nonperformance risks associated with the Company’s derivative instrument counterparties were not significant.

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

FAIR VALUE MEASUREMENT (CONTINUED)

Description	Assumptions/Approach Used	Effect if Actual Results Differ from Assumptions

models are readily observable from actively quoted markets. In each case, the valuation models used are consistently applied and reflect the contractual terms of the derivatives, including the period of maturity, and market-based parameters such as interest rates, foreign exchange rates, equity indices or prices, and volatility.

Credit valuation adjustments are necessary when the market parameters (for example, a benchmark curve) used to value the derivative instruments are not indicative of the credit quality of the Company or its counterparties. The Company considers the counterparty credit risk by applying an observable forecasted default rate to the current exposure.

The Company manages derivative instrument counterparty credit risk by considering the current exposure, which is the replacement cost of contracts on the measurement date, as well as estimating the maximum potential value of the contracts over the next 12 months, considering such factors as the volatility of the underlying or reference index. To mitigate derivative instrument credit risk, counterparties are required to be pre-approved and rated as investment grade. The Company’s derivative instruments are classified in Level 2 of the fair value hierarchy. Refer to Notes 3 and 12 to the Company’s Consolidated Financial Statements.

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

GOODWILL

Description	Assumptions/Approach Used	Effect if Actual Results Differ from Assumptions

Goodwill represents the excess of acquisition cost of an acquired company over the fair value of assets acquired and liabilities assumed. In accordance with GAAP, goodwill is not amortized but is tested for impairment, at the reporting unit level, annually at June 30 and between annual tests if events or circumstances arise, such as adverse changes in the business climate, that would more likely than not reduce the fair value of the reporting unit below its carrying value.

The Company assigns goodwill to its reporting units for the purpose of impairment testing. A reporting unit is defined as either an operating segment, or a business one level below an operating segment for which discrete financial information is available that management regularly reviews.

The goodwill impairment test utilizes a two-step approach. The first step identifies whether there is potential impairment by comparing the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit is less than its carrying amount, the second step of the impairment test is required to measure the amount of any impairment loss.

Goodwill impairment testing involves management judgment, requiring an assessment of whether the carrying value of the reporting unit can be supported by its fair value using widely accepted valuation techniques, such as the market approach (earnings multiples or transaction multiples for the industry in which the reporting unit operates) or the income approach (discounted cash flow methods). The fair values of the reporting units were determined using a combination of valuation techniques consistent with the market approach and the income approach.

When preparing discounted cash flow models under the income approach, the Company estimates future cash flows using the reporting unit’s internal five year forecast and a terminal value calculated using a growth rate that management believes is appropriate in view of current and expected future economic conditions. The Company then applies a discount rate to discount these future cash flows to arrive at a net present value amount, which represents the estimated fair value of the reporting unit. The discount rate applied approximates the expected cost of equity financing, determined using a capital asset pricing model. The model generates an appropriate discount rate using internal and external inputs to value future cash flows based on the time value of money and the price for bearing the uncertainty inherent in an investment. The Company believes the resulting rate, 11.4 percent, appropriately reflects the risks and uncertainties in the financial markets generally and in the Company’s internally developed forecasts.

The Company has approximately $2.3 billion of goodwill as of December 31, 2009. The fair value of each of the Company’s reporting units is above its carrying value; accordingly, the Company has concluded its goodwill is not impaired at December 31, 2009. The Company could be exposed to increased risk of goodwill impairment if future operating results or macroeconomic conditions differ significantly from management’s current assumptions.

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

INCOME TAXES

Description	Assumptions/Approach Used	Effect if Actual Results Differ from Assumptions

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

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

AMERICAN EXPRESS COMPANY CONSOLIDATED RESULTS OF OPERATIONS

SUMMARY OF THE COMPANY’S

FINANCIAL PERFORMANCE

Years Ended December 31, (Millions, except per share amounts and ratio data)	2009	2008	2007
Total revenues net of interest expense	$24,523	$28,365	$27,559
Provisions for losses	$5,313	$5,798	$4,103
Expenses	$16,369	$18,986	$17,762
Income from continuing operations	$2,137	$2,871	$4,126
Net income	$2,130	$2,699	$4,012
Earnings per common share from continuing operations — diluted	$1.54	$2.47	$3.44
Earnings per common share — diluted	$1.54	$2.32	$3.34
Return on average equity(a)	14.6%	22.3%	37.3%
Return on average tangible common equity(b)	17.6%	28.0%	44.0%

(a)	ROE is calculated by dividing (i) net income ($2.1 billion, $2.7 billion, and $4.0 billion for 2009, 2008, and 2007, respectively) by (ii) average total shareholders’ equity ($14.6 billion, $12.1 billion, and $10.8 billion for 2009, 2008, and 2007, respectively).
(b)	Return on average tangible common equity is computed in the same manner as ROE except the computation of average TCE excludes average goodwill and other intangibles of $3.0 billion, $2.5 billion, and $1.6 billion as of December 31, 2009, 2008, and 2007, respectively. The Company believes that return on average tangible common equity is a useful measure of profitability of its business.

SELECTED STATISTICAL INFORMATION( a)

Years Ended December 31, (Billions, except percentages and where indicated)	2009	2008	2007
Card billed business(b):
United States	$423.7	$471.1	$459.3
Outside the United States	196.1	212.2	188.0

Total	$619.8	$683.3	$647.3

Total cards-in-force (millions)(c):
United States	48.9	54.0	52.3
Outside the United States	39.0	38.4	34.1

Total	87.9	92.4	86.4

Basic cards-in-force (millions)(c):
United States	38.2	42.0	40.9
Outside the United States	34.3	33.4	29.2

Total	72.5	75.4	70.1

Average discount rate(d)	2.54%	2.55%	2.56%
Average basic cardmember spending (dollars)(e)	$11,213	$12,025	$12,106
Average fee per card (dollars)(e)	$36	$34	$32
Average fee per card adjusted (dollars)(e)	$40	$39	$36

(a)	See Glossary of Selected Terminology for the definitions of certain key terms and related information.
(b)	Card billed business includes activities (including cash advances) related to proprietary cards, cards issued under network partnership agreements, and certain insurance fees charged on proprietary cards. Card billed business is reflected in the United States or outside the United States based on where the cardmember is domiciled.

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

(c)	Total cards-in-force represents the number of cards that are issued and outstanding. Proprietary basic consumer cards-in-force includes basic cards issued to the primary account owner and does not include additional supplemental cards issued on that account. Proprietary basic small business and corporate cards-in-force include basic and supplemental cards issued to employee cardmembers. Non-proprietary basic cards-in-force includes all cards that are issued and outstanding under network partnership agreements.
(d)	This calculation is designed to approximate merchant pricing. It represents the percentage of billed business (both proprietary and GNS) retained by the Company from merchants it acquires, prior to payments to third parties unrelated to merchant acceptance.
(e)	Average basic cardmember spending and average fee per card are computed from proprietary card activities only. Average fee per card is computed based on net card fees, including the amortization of deferred direct acquisition costs, plus card fees included in interest and fees on loans (including related amortization of deferred direct acquisition costs), divided by average worldwide proprietary cards-in-force. The card fees related to cardmember loans included in interest and fees on loans were $186 million, $146 million and $130 million for the years ended December 31, 2009, 2008 and 2007, respectively. The adjusted average fee per card is computed in the same manner, but excludes amortization of deferred direct acquisition costs (a portion of which is charge card related and included in net card fees and a portion of which is lending related and included in interest and fees on loans). The amount of amortization excluded was $243 million, $320 million and $288 million for the years ended December 31, 2009, 2008 and 2007, respectively. The Company presents adjusted average fee per card because management believes that this metric presents a useful indicator of card fee pricing across a range of its proprietary card products.

AMERICAN EXPRESS COMPANY

SELECTED STATISTICAL INFORMATION( a)

As of or for the Years Ended December 31, (Billions, except percentages and where indicated)	2009	2008	2007
Worldwide cardmember receivables:
Total receivables	$33.7	$33.0	$40.1
Loss reserves (millions):
Beginning balance	$810	$1,149	$981
Provision	857	1,363	1,140
Net write-offs(b)	(1,131)	(1,552)	(907)
Other	10	(150)	(65)

Ending balance	$546	$810	$1,149

% of receivables	1.6%	2.5%	2.9%
Net write-off rate — USCS(b)	3.8%	3.6%	N/A
30 days past due as a % of total — USCS	1.8%	3.7%	N/A
Net loss ratio as a % of charge volume — ICS	0.36%	0.24%	0.26%
90 days past billing as a % of total — ICS(c)	2.1%	3.1%	1.8%
Net loss ratio as a % of charge volume — GCS	0.19%	0.13%	0.10%
90 days past billing as a % of total — GCS(c)	1.4%	2.7%	2.1%
Worldwide cardmember lending — owned basis(d):
Total loans	$32.8	$42.2	$54.4
30 days past due as a % of total	3.6%	4.4%	2.8%
Loss reserves (millions):
Beginning balance	$2,570	$1,831	$1,171
Provision	4,209	4,106	2,615
Net write-offs — principal	(2,949)	(2,643)	(1,636)
Write-offs — interest and fees	(448)	(580)	(354)
Other(e)	(114)	(144)	35

Ending balance	$3,268	$2,570	$1,831

Ending Reserves — principal	$3,172	$2,379	$1,691
Ending Reserves — interest and fees	$96	$191	$140
% of loans	10.0%	6.1%	3.4%
% of past due	279%	137%	119%
Average loans	$34.8	$47.6	$47.1
Net write-off rate	8.5%	5.5%	3.5%
Net interest income divided by average loans(f)(h)	9.0%	7.7%	7.3%
Net interest yield on cardmember loans(f)	9.7%	8.8%	8.9%
Worldwide cardmember lending — managed basis(g):
Total loans	$61.8	$72.0	$77.1
30 days past due as a % of total	3.6%	4.6%	2.8%
Net write-offs — principal (millions)	$5,366	$4,065	$2,280
Average loans	$63.8	$75.0	$68.2
Net write-off rate	8.4%	5.4%	3.3%
Net interest yield on cardmember loans(f)	10.2%	9.2%	9.0%

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

(a)	See Glossary of Selected Terminology for the definitions of certain key terms and related information.
(b)	In the fourth quarter of 2008, the Company revised the time period in which past due cardmember receivables in USCS are written off to 180 days past due, consistent with applicable regulatory guidance. Previously, receivables were written off when 360 days past billing. The net write-offs for 2008 include approximately $341 million resulting from this write-off methodology change, which is not reflected in the net write-off rate for USCS. If the $341 million had been included in USCS write-offs, the net write-off rate would have been 5.4 percent for 2008.
(c)	A cardmember account is considered 90 days past billing if payment has not been received within 90 days of the cardmember’s billing statement date. In addition, if the Company initiates collection procedures on an account prior to the account becoming 90 days past billing, the associated cardmember receivable balance is considered as 90 days past billing. A cardmember account becomes past due if payment is not received within 30 days after the billing statement date.
(d)	“Owned,” a GAAP basis measurement, reflects only cardmember loans included on the Company’s Consolidated Balance Sheets.
(e)	This amount includes reserves of $160 million for the year ended December 31, 2009, that were removed in connection with securitizations during the period. The offset is in the allocated cost of the associated retained subordinated securities. This amount also includes foreign currency translation adjustments. The prior period included foreign currency translation and other adjustments primarily related to the reclassification of certain waived fee reserves to a contra-cardmember receivable.
(f)	See below for calculations of net interest yield on cardmember loans and the ratio of net interest income divided by average loans presented on an owned basis. The Company believes net interest yield on cardmember loans (on both an owned and managed basis) is useful to investors because it provides a measure of profitability of the Company’s cardmember loans portfolio.
(g)	Includes on-balance sheet cardmember loans and off-balance sheet securitized cardmember loans. The difference between the “owned basis” (GAAP) information and “managed basis” information is attributable to the effects of securitization activities. Refer to the information set forth under USCS Selected Financial Information for further discussion of the managed basis presentation.
(h)	This calculation includes elements of total interest income and total interest expense that are not attributable to the cardmember loan portfolio, and thus is not representative of net interest yield on cardmember loans. The calculation includes interest income and interest expense attributable to investment securities and other interest-bearing deposits as well as to cardmember loans, and interest expense attributable to other activities, including cardmember receivables.

CALCULATION OF NET INTEREST YIELD ON CARDMEMBER LOANS(a)

Years Ended December 31, (Millions)	2009	2008
Owned Basis:
Net interest income	$3,124	$3,646
Average loans (billions)	$34.8	$47.6
Adjusted net interest income	$3,392	$4,199
Adjusted average loans (billions)	$34.9	$47.7
Net interest income divided by average loans	9.0%	7.7%
Net interest yield on cardmember loans	9.7%	8.8%

Managed Basis:
Net interest income(b)	$5,977	$6,328
Average loans (billions)	$63.8	$75.0
Adjusted net interest income	$6,500	$6,881
Adjusted average loans (billions)	$63.9	$75.0
Net interest yield on cardmember loans	10.2%	9.2%

(a)	See Glossary of Selected Terminology for the definitions of certain key terms and related information.
(b)	Includes the GAAP to managed basis securitization adjustments to interest income and interest expense as set forth under USCS Selected Financial Information managed basis presentation.

The following discussions regarding Consolidated Results of Operations and Consolidated Liquidity and Capital Resources are presented on a basis consistent with GAAP unless otherwise noted.

CONSOLIDATED RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2009

The Company’s 2009 consolidated income from continuing operations decreased $734 million or 26 percent to $2.1 billion and diluted EPS from continuing operations declined $0.93 or 38 percent to $1.54. Consolidated income from continuing operations for 2008 decreased $1.3 billion or 30 percent from 2007 and diluted EPS from continuing operations for 2008 declined $0.97 or 28 percent from 2007.

The Company’s 2009 consolidated net income decreased $569 million or 21 percent to $2.1 billion, and diluted EPS decreased $0.78 or 34 percent to $1.54. Consolidated net income for 2008 and 2007 was $2.7 billion and $4.0 billion, respectively. Net income included losses from discontinued operations of $7 million, $172 million and $114 million for 2009, 2008 and 2007, respectively.

The Company’s total revenues net of interest expense, provisions for losses, and total expenses decreased by approximately 14 percent, 8 percent and 14 percent, respectively, in 2009. Assuming no changes in foreign currency exchange rates from 2008 to 2009, total revenues net of interest expense, provisions for losses and total expenses decreased approximately 12 percent, 7 percent and 12

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

percent, respectively, in 2009.2 Currency rate changes had a minimal impact on the growth rates in 2008.

Results from continuing operations for 2009 included:

•

A $180 million ($113 million after-tax) benefit in the third quarter related to the accounting for a net investment in the Company’s consolidated foreign subsidiaries. See also Business Segment Results – Corporate & Other below for further discussion;

•	A $211 million ($135 million after-tax) gain in the second quarter of 2009 on the sale of 50 percent of the Company’s equity holdings of Industrial and Commercial Bank of China (ICBC); and

•	A $190 million ($125 million after-tax) net charge related to the Company’s reengineering initiatives.

Results from continuing operations for 2008 included:

•	A $600 million ($374 million after-tax) addition to U.S. lending credit reserves reflecting a deterioration of credit indicators in the second quarter of 2008;

•	A $449 million ($291 million after-tax) net charge, primarily reflecting the restructuring costs related to the Company’s reengineering initiatives in the fourth quarter of 2008;

•	A $220 million ($138 million after-tax) reduction to the fair market value of the Company’s interest-only strip; and

•

A $106 million ($66 million after-tax) charge in the fourth quarter of 2008 to increase the Company’s Membership Rewards liability, in connection with the Company’s extension of its partnership arrangements with Delta.

Results from continuing operations for 2007 included:

•	A $1.13 billion ($700 million after-tax) gain for the initial payment due March 31, 2008, from Visa as part of the litigation settlement;

•	An $80 million ($50 million after-tax) gain in connection with derivative and hedging instruments;

•	A $63 million ($39 million after-tax) gain relating to amendments to the Company’s U.S. pension plans, effective July 1, 2007, that reduced projected pension obligations to plan participants;

[2]	These currency rate adjustments assume a constant exchange rate between periods for purposes of currency translation into U.S. dollars (i.e., assumes the foreign exchange rates used to determine results for the current year apply to the corresponding year-earlier period against which such results are being compared). Management believes that this presentation is helpful to investors by making it easier to compare the Company’s performance from one period to another without the variability caused by fluctuations in currency exchange rates.
•	A $685 million ($430 million after-tax) charge related to enhancements to the method of estimating Membership Rewards liability;

•

A $438 million ($274 million after-tax) credit-related charge due to experienced deterioration of credit indicators in the latter part of 2007. This fourth quarter charge was split between USCS cardmember loans and cardmember receivables of $288 million and $96 million, respectively, and included $54 million relating to a reduction in the fair value of the Company’s retained subordinated interest in securitized cardmember loans;

•	$211 million ($131 million after-tax) of incremental business-building costs;

•	$74 million ($46 million after-tax) of Visa litigation-related costs; and

•	A $50 million ($31 million after-tax) contribution to the American Express Charitable Fund.

Also included in the 2007 results were $66 million ($43 million after-tax) of reengineering costs related to the Company’s business travel, prepaid services, international payments business and technology areas.

Total Revenues Net of Interest Expense

Consolidated total revenues net of interest expense for 2009 of $24.5 billion were down $3.8 billion or 14 percent from 2008, due to lower discount revenue, lower total interest income, reduced securitization income, net, lower other commissions and fees, reduced travel commissions and fees, and decreased other revenues, partially offset by lower total interest expense. Consolidated total revenues net of interest expense of $28.4 billion for 2008 were $806 million or 3 percent higher than 2007 primarily due to greater discount revenue, lower total interest expense, higher other revenues, increased net card fees and greater travel commissions and fees, partially offset by lower securitization income, net, decreased interest income and lower other commissions and fees.

Discount revenue for 2009 declined $1.6 billion or 11 percent as compared to 2008 to $13.4 billion as a result of a 9 percent decrease in worldwide billed business. The greater decrease in discount revenue compared to billed business primarily reflects growth in billed business related to GNS where the Company shares the discount revenue with card issuing partners, as well as a slight decline in the average discount rate. The 9 percent decrease in worldwide billed business in 2009 reflected decline in proprietary billed business of 11 percent, offset by a 7 percent increase in billed business related to GNS. The average discount rate was 2.54 percent, 2.55 percent, and 2.56 percent for 2009, 2008, and 2007, respectively. Over time, selective repricing initiatives, changes in the mix of business, and volume-related pricing discounts likely will result in some erosion of the average discount rate.

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

U.S. billed business and billed business outside the United States were down 10 percent and 8 percent, respectively, in 2009. The decline in billed business within the United States reflected a decrease in basic cards-in-force and average spending per proprietary basic card. The decline in billed business outside the United States reflected a decrease in average spending per proprietary basic card and decreases within the Company’s consumer card, small business and Corporate Services business.

The table below summarizes selected statistics for billed business and average spend:

	2009		2008
	Percentage Increase (Decrease)	Percentage Increase (Decrease) Assuming No Changes in Foreign Exchange Rates(f)	Percentage Increase (Decrease)	Percentage Increase (Decrease) Assuming No Changes in Foreign Exchange Rates(f)
Worldwide(a)
Billed business	(9)%	(7)%	6%	5%
Proprietary billed business	(11)	(9)	4	3
GNS volumes(b)	7	11	27	27
Average spending per proprietary basic card	(7)	(5)	(1)	(1)
United States(a)
Billed business	(10)		3
Average spending per proprietary basic card	(6)		(3)
Proprietary consumer card billed business(c)	(10)		(1)
Proprietary small business billed business(c)	(13)		7
Proprietary Corporate Services billed business(d)	(11)		4
Outside the United States(a)
Billed business	(8)	(1)	13	12
Average spending per proprietary basic card	(9)	(3)	6	4
Proprietary consumer and small business billed business(e)	(10)	(4)	8	7
Proprietary Corporate Services billed business(d)	(19)	(12)	9	8

(a)	Captions in the table above not designated as “proprietary” include both proprietary and GNS data.
(b)	Included in the GNMS segment.
(c)	Included in the USCS segment.
(d)	Included in the GCS segment.
(e)	Included in the ICS segment.
(f)	Refer to footnote 2 on page 34 relating to changes in foreign exchange rates.

Assuming no changes in foreign exchange rates, total billed business outside the United States reflected mid-single digit volume increases in Latin America and Asia Pacific, and mid-single digit declines in Canada and Europe.

During 2008, discount revenue rose $429 million or 3 percent to $15 billion compared to 2007 as a result of a 6 percent increase in worldwide billed business, partially offset by a lower average discount rate, relatively faster growth in billed business related to GNS, and higher cash-back rewards costs and corporate incentive payments, which are reported as reductions to revenue (contra-revenue). The 6 percent increase in worldwide billed business in 2008 reflected growth in proprietary billed business of 4 percent, and a 27 percent increase in billed business related to GNS.

Net card fees in 2009 remained unchanged compared to 2008 as the decline in total proprietary cards in force was offset by an increase in the average fee per card. Net card fees in 2008 of $2.2 billion increased $231 million or 12 percent compared to 2007 due to higher average fee per proprietary card.

Travel commissions and fees decreased $416 million or 21 percent to $1.6 billion in 2009 compared to 2008, primarily reflecting a 28 percent decrease in worldwide travel sales, partially offset by higher sales commission and fee rates.

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

Travel commissions and fees in 2008 of $2.0 billion increased $84 million or 4 percent compared to 2007, primarily reflecting a 3 percent increase in worldwide travel sales.

Other commissions and fees decreased $529 million or 23 percent to $1.8 billion in 2009 compared to 2008, due to lower delinquency fees reflecting decreased owned loan balances and the impacts of various customer assistance programs, in addition to reduced spending-related foreign currency conversion revenues. Other commissions and fees decreased $110 million or 5 percent in 2008 to $2.3 billion compared to 2007 due to the reclassification to other revenues in USCS of certain card service-related fees beginning in the first quarter of 2008 and a lower level of fees related to a lower average balance of owned loans, which were partially offset by increased assessment revenues.

Securitization income, net decreased $670 million or 63 percent to $400 million in 2009 compared to 2008, primarily due to lower excess spread, net, driven by increased write-offs and a decrease in interest income on cardmember loans and fee revenues. These unfavorable impacts were partially offset by a decrease in interest expense due to lower coupon rates paid on variable-rate investor certificates, as well as a favorable fair value adjustment of the interest-only strip. Securitization income, net decreased $437 million or 29 percent to $1.1 billion in 2008 compared to 2007, primarily due to lower excess spread, net, driven by increased write-offs, charges to the fair value of the interest-only strip reflecting lower expected future cash flows, and a net loss on sales compared to net gains in the prior year. These impacts were partially offset by higher finance charges and fees due to a greater average balance of securitized loans and lower interest expense due to lower rates paid on investor certificates.

Other revenues in 2009 decreased $70 million or 3 percent to $2.1 billion compared to 2008, primarily reflecting decreased revenues from CPS, due to the migration of clients to the American Express network, and lower publishing revenues, partially offset by the ICBC gain. Other revenues increased $406 million or 23 percent to $2.2 billion in 2008 compared to 2007, primarily reflecting the benefits of the CPS acquisition, higher network and partner-related revenues, a reclassification from other commissions and fees from USCS as discussed above, and greater foreign exchange-related revenues.

Interest income decreased $1.9 billion or 26 percent to $5.3 billion in 2009 compared to 2008. Interest and fees on loans decreased $1.7 billion or 27 percent due to decline in the average owned loan balance, reduced market interest rates and the impact of various customer assistance programs, partially offset by the benefit of certain repricing initiatives. Interest and dividends on investment securities increased $33 million or 4 percent, primarily reflecting increased investment levels partially offset by reduced investment yields. Interest income from deposits with banks and other decreased $212 million or 78 percent, primarily due to a reduced yield and a lower balance of deposits in other banks. During 2008, interest income decreased $223 million or 3 percent to $7.2 billion compared to 2007, reflecting primarily a decrease in interest and fees on loans, which declined $192 million or 3 percent due to a lower portfolio yield, reduced market interest rates on variably priced assets, partially offset by a slightly higher average owned loan balance.

Interest expense decreased $1.3 billion or 38 percent to $2.2 billion in 2009 compared to 2008. Interest expense related to deposits decreased $29 million or 6 percent, primarily due to a lower cost of funds which more than offset increased balances. Interest expense related to short-term borrowings decreased $446 million or 92 percent, due to significantly lower short-term debt levels and a lower cost of funds. Interest expense related to long-term debt and other decreased $873 million or 33 percent, primarily reflecting a lower cost of funds driven by reduced market rates on variably priced debt, as well as a lower average balance of long-term debt outstanding. Interest expense of $3.6 billion in 2008 was $426 million or 11 percent lower than 2007 reflecting a $248 million decrease in interest expense on short-term borrowing, primarily due to a lower cost of funds and a decrease in average short-term debt.

Provisions for Losses

Provisions for losses of $5.3 billion in 2009 decreased $485 million or 8 percent compared to 2008. Charge card provisions for losses decreased $506 million, or 37 percent, primarily driven by improved credit performance. Cardmember loans provisions for losses increased $35 million, or 1 percent, primarily due to a higher cardmember reserve level due to the challenging credit environment, partially offset by a lower owned loan balance.

Provisions for losses of $5.8 billion in 2008 increased $1.7 billion or 41 percent compared to 2007. Charge card provisions for losses increased $223 million or 20 percent in 2008 primarily due to higher loss and delinquency rates compared to 2007, partially offset by the credit-related charge in the fourth quarter of 2007. Cardmember loans provisions for losses increased $1.5 billion or 53 percent due to higher write-off and delinquency rates and higher average owned loan balances.

Expenses

Consolidated expenses for 2009 were $16.4 billion, down $2.6 billion or 14 percent from $19.0 billion in 2008. The decrease in 2009 was primarily driven by lower other, net expenses, reduced salaries and employee benefits expenses, lower marketing and promotion expense and decreased cardmember rewards expense partially offset by greater cardmember services expense. Consolidated expenses for 2008 were $19.0 billion, up $1.2 billion or 7 percent from $17.8 billion in 2007. The increase in 2008 was primarily driven by higher other, net expenses, greater salaries and employee

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

benefits expenses, higher occupancy and equipment expenses, increased professional services costs and greater cardmember services expense, partially offset by decreased cardmember rewards expense and lower marketing and promotion expense. Consolidated expenses in 2009, 2008, and 2007 also included $190 million, $449 million and $66 million, respectively, of reengineering costs, of which $185 million, $417 million, and $49 million, respectively, represent restructuring charges. Refer to the discussion earlier regarding the Company’s 2008 and 2009 reengineering initiatives and Note 16 to the Consolidated Financial Statements for restructuring activities for all periods.

Marketing and promotion expenses decreased $516 million or 21 percent to $1.9 billion in 2009 from $2.4 billion in 2008, due to lower spending levels in the first three quarters of 2009, partially offset by higher expense in the fourth quarter of 2009. Marketing and promotion for 2008 decreased $132 million or 5 percent to $2.4 billion, reflecting decreased investments as compared to 2007, which included the incremental business-building costs.

Cardmember rewards expenses decreased $353 million or 8 percent to $4.0 billion in 2009 from $4.4 billion in 2008, reflecting lower rewards-related spending volumes, partially offset by higher redemption rates and costs in Membership Rewards and higher costs with relatively lower declines in co-brand spending volumes. Cardmember rewards decreased $388 million or 8 percent to $4.4 billion in 2008 from $4.8 billion in 2007, reflecting the Membership Rewards-related charge in 2007, which was partially offset by the Delta-related charge in 2008 to increase the Membership Rewards liability and higher volume-driven rewards costs.

Salaries and employee benefits expenses decreased $1.0 billion or 17 percent to $5.1 billion in 2009 from $6.1 billion in 2008, reflecting lower employee levels and costs related to the Company’s reengineering initiatives, as well as the restructuring charge in the fourth quarter of 2008. Salaries and employee benefits expenses in 2008 increased $652 million or 12 percent to $6.1 billion from $5.4 billion in 2007 reflecting the fourth quarter of 2008 restructuring charge related to the Company’s reengineering initiatives, an increase in average headcount, greater merit and sales force-related incentive costs and the pension-related gain in 2007.

Professional services expenses in 2009 compared to 2008 remained flat. Professional services expenses in 2008 compared to 2007 increased $133 million or 6 percent.

Other, net expenses in 2009 decreased $708 million or 23 percent to $2.4 billion compared to 2008, reflecting the full year of settlement payments from MasterCard in 2009 versus two quarters in 2008, a $180 million third quarter benefit related to the accounting for a net investment in the Company’s consolidated foreign subsidiaries (as discussed further in Business Segment Results – Corporate & Other below), a $59 million benefit in the second quarter of 2009 from the completion of certain account reconciliations related to prior periods, and lower travel and entertainment and other expenses due to the Company’s reengineering activities. These were partially offset by a $9 million favorable impact in the fourth quarter of 2008 related to fair value hedge ineffectiveness. Other, net expenses in 2008 increased $895 million or 40 percent to $3.1 billion compared to 2007 primarily due to the initial $1.13 billion Visa litigation settlement gain in the fourth quarter of 2007, net of litigation expenses, the related contribution to the American Express Charitable Fund and the 2008 expenses related to the CPS acquisition. These impacts were partially offset by the 2008 settlement payments from MasterCard and Visa.

Income Taxes

The effective tax rate was 25 percent in 2009 compared to 20 percent in 2008 and 28 percent in 2007. The tax rates for these years reflect tax benefits related to the resolution of certain prior years’ tax items and recurring permanent tax benefits in relation to the level of pretax income.

Discontinued Operations

Loss from discontinued operations, net of tax, was $7 million, $172 million and $114 million in 2009, 2008, and 2007, respectively. Loss from discontinued operations, net of tax, primarily reflected AEIDC and AEB results from operations, including AEIDC’s $15 million ($10 million after-tax), $275 million ($179 million after-tax) and $105 million ($69 million after-tax) of losses related to mark-to-market adjustments and sales within the AEIDC investment portfolio in 2009, 2008 and 2007, respectively, as well as AEB’s compliance-related remediation costs of $71 million ($45 million after-tax) to implement a more robust compliance program, and regulatory and legal expenses and monetary penalties of $60 million pretax and after-tax in 2007.

CASH FLOWS

Cash Flows from Operating Activities

In 2009 and 2008, net cash provided by operating activities exceeded net income, primarily due to provisions for losses, which do not require cash at the time of provision. Similarly, depreciation and amortization represent non-cash expenses. In addition, net cash was provided by net income and higher accounts payable and other liabilities balances (including the Membership Rewards liability). These accounts vary significantly in the normal course of business due to the amount and timing of various payments.

For the year ended December 31, 2009, net cash provided by operating activities of $6.4 billion decreased compared to 2008. The decrease was primarily due to a decrease in deferred taxes, acquisition costs and other, fluctuations in the Company’s other receivables, accounts payable and other liabilities, as well as a reduction in income from continuing operations, partially offset by changes in other assets.

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

Net cash provided by operating activities increased in 2008 compared to 2007 primarily due to the increase in non-cash provisions for losses and deferred taxes, acquisition cost and other, offset by the outflow of cash resulting from fluctuations in the Company’s other assets.

Cash Flows from Investing Activities

The Company’s investing activities primarily include funding cardmember loans and receivables, securitizations of cardmember loans and receivables, and the Company’s available-for-sale investment portfolio.

For the year ended December 31, 2009, increased net cash used in investing activities of $6.8 billion compared to net cash provided by investing activities of $7.6 billion in 2008, due to lower proceeds from cardmember loan securitizations primarily due to a decrease in maturities and redemptions of investments, and an increase in restricted cash required for related securitization activities.

In 2008, net cash used in investing activities increased from 2007 primarily due to net decreases in cardmember receivables and loans balances and cash provided by the sale of investments attributable to discontinued operations offset by cash used for acquisitions.

Cash Flows from Financing Activities

The Company’s financing activities primarily include issuing and repaying debt, taking customer deposits, paying dividends, and repurchasing its common and preferred shares.

In 2009, net cash used in financing activities of $4.6 billion decreased compared to 2008, primarily due to an increase in customer deposits in 2009 and a reduction in cash used in financing activities attributable to discontinued operations in 2008.

In 2008, net cash used in financing activities increased compared to 2007, primarily due to net repayments of debt and the net cash used in financing activities attributable to discontinued operations, partially offset by a decrease in the repurchase of American Express common shares from 2007.

CERTAIN LEGISLATIVE, REGULATORY AND OTHER DEVELOPMENTS

As a participant in the financial services industry, the Company is subject to a wide array of regulations applicable to its businesses. The Company is a bank holding company and is subject to the supervision of the Federal Reserve. As such, the Company is subject to the Federal Reserve’s regulations and policies, including its regulatory capital requirements. In addition, the extreme disruptions in the capital markets since mid-2007 and the resulting instability and failure of numerous financial institutions have led to a number of proposals for changes in the financial services industry, including significant additional regulation and the potential formation of additional regulatory bodies. To that end, in the summer of 2009 legislation proposing significant structural reforms to the financial services industry was introduced in the U.S. Congress. Among other things, the legislation proposes the establishment of a Consumer Financial Protection Agency, which would have broad authority to regulate providers of credit, savings, payment and other consumer financial products and services. Additional legislative proposals also call for substantive regulation across the financial services industry, such as new requirements for the securitization market, including requiring sponsors of securitizations to retain a material economic interest in the credit risk associated with the underlying securitization. Legislative and regulatory changes could impact the profitability of the Company’s business activities, require the Company to change certain of its business practices and expose it to additional costs (including increased compliance costs).

In recent years, there has been a heightened level of regulatory attention on banks and the payments industry in many countries. In May 2009, the U.S. Congress passed, and the President of the United States signed into law, legislation to fundamentally reform credit card billing practices, pricing and disclosure requirements. This legislation accelerated the effective date and expanded the scope of amendments to the rules regarding Unfair or Deceptive Acts or Practices (UDAP) and Truth in Lending Act that restrict certain credit and charge card practices and require expanded disclosures to consumers, which were adopted in December 2008 by federal bank regulators in the United States. Together, the legislation and the regulatory amendments, portions of which became effective commencing August 2009, include, among other matters, rules relating to the imposition by card issuers of interest rate increases on outstanding balances and the allocation of payments in respect of outstanding balances with different interest rates. The Company is undertaking various actions to mitigate the impact of the legislation and the amendments on its business and operations. In the event any actions undertaken by the Company to offset their impact are not effective, the legislation and amendments will likely have a material adverse effect on the Company’s results of operations.

The credit and charge card industry also faces continuing scrutiny in connection with the fees merchants are charged to accept cards. Although investigations into the way bankcard network members collectively set the “interchange” (that is, the fee paid by the bankcard merchant acquirer to the card issuing bank in “four party” payment networks, like Visa and MasterCard) had largely been a subject of regulators outside the United States, legislation has been introduced in Congress designed to give merchants antitrust immunity to negotiate interchange collectively with card networks and to regulate certain card network practices. Although, unlike the Visa and

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

MasterCard networks, the American Express network does not collectively set fees, antitrust actions and government regulation of the bankcard networks’ pricing could ultimately affect all networks.

In addition to the legislative and regulatory initiatives in the United States regarding card practices and merchant fees, other countries in which the Company operates have been considering and in some cases adopting similar legislation and rules that would impose changes on certain practices of card issuers and bankcard networks, which could have a material adverse effect on the Company’s results of operations.

CONSOLIDATED CAPITAL RESOURCES AND LIQUIDITY

The Company’s balance sheet management objectives are to maintain:

•	A solid and flexible equity capital profile;

•	A broad, deep and diverse set of funding sources to finance its assets and meet operating requirements; and

•	Liquidity programs that enable the Company to satisfy all maturing financing obligations for at least a 12 month period should some or all of its funding sources become inaccessible.

CAPITAL STRATEGY

The Company’s objective is to retain sufficient levels of capital generated through earnings and other sources to maintain a solid equity capital base and to provide flexibility to satisfy future business growth. The Company believes capital allocated to growing businesses with a return on risk-adjusted equity in excess of its costs will generate shareholder value.

The level and composition of the Company’s equity capital are determined in large part by the Company’s internal assessment of its business activities, as well as rating agency and regulatory capital requirements. They are also influenced by subsidiary capital requirements, the business environment, and by conditions in the debt capital markets. The Company, as a bank holding company, is subject to regulatory requirements administered by the U.S. federal banking agencies. The Federal Reserve has established specific capital adequacy guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items.

The Financial Accounting Standards Board (FASB) amended the accounting for off-balance sheet securitization activities beginning January 1, 2010, which resulted in the Company having to consolidate the assets (primarily cardmember loans) and liabilities (primarily debt certificates) of the American Express Credit Account Master Trust (the Lending Trust). Both the cardmember loans and the debt will be consolidated by American Express Travel Related Services (TRS), a wholly-owned subsidiary of the Company and a leading global payments and travel company, net of reserves for expected credit losses.

The following table presents the regulatory risk-based capital ratios and leverage ratio for the Company and its significant banking subsidiaries, as well as some additional ratios for the Company widely utilized in the marketplace, at December 31, 2009. The respective pro forma ratios are also presented, assuming the Lending Trust was consolidated in the fourth quarter of 2009:

	Well- Capitalized Ratio		2009 Actual	2009 ProForma (a) (b)
Risk-Based Capital
Tier 1	6%
American Express Company			9.8%	8.6%
Centurion Bank			13.7%	13.7%
FSB			14.2%	14.2%
Total	10%
American Express Company			11.9%	10.8%
Centurion Bank			15.0%	15.0%
FSB			16.7%	16.7%
Tier 1 Leverage	5%
American Express Company			9.7%	7.0%
Centurion Bank			17.1%	17.1%
FSB			15.1%	15.1%
Tier 1 Common Risk-Based
American Express Company	4	%(d)	9.8%	8.6%
Common Equity to Risk-
Weighted Assets(c)
American Express Company			12.4%	11.0%
Tangible common Equity to Risk-Weighted Assets(c)
American Express Company			9.7%	8.4%

(a)	Assumes the impact of the recognition of corresponding reserves and other adjustments on the Company would be as follows: Tangible common shareholders’ equity (TCE), common equity and risk-weighted assets decreasing by $1.8 billion; Tier 1 common equity, Tier 1 capital and total capital decreasing by $1.6 billion; and total average assets increasing by $23.7 billion.
(b)	TRS will be the consolidating entity for the off-balance sheet securitized trust (Lending Trust) and therefore there would be no impact to the capital ratios of Centurion Bank and FSB.
(c)	Common shareholders’ equity equals the Company’s shareholders’ equity of $14.4 billion at December 31, 2009, and TCE equals common shareholders’ equity, less goodwill and intangibles of $3.0 billion. Risk-weighted assets at December 31, 2009, were $116.6 billion. The Company believes that presenting the ratio of TCE to risk-weighted assets is a useful measure of evaluating the strength of the Company’s capital position. See also footnote (a) above.
(d)	The regulatory benchmark of 4 percent was used within the Supervisory Capital Assessment Program, conducted earlier in 2009.

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

The Company seeks to maintain capital levels and ratios in excess of the minimum regulatory requirements; failure to maintain minimum capital levels could cause the respective regulatory agencies to take actions that could limit the Company’s business operations.

The Company’s primary source of equity capital has been through the generation of net income. Historically, capital generated through net income and other sources, such as the exercise of stock options by employees, has exceeded the growth in its capital requirements. To the extent capital has exceeded business, regulatory and rating agency requirements, the Company has returned excess capital to shareholders through its regular common dividend and the share repurchase program.

The Company maintains certain flexibility to shift capital across its businesses as appropriate. For example, the Company may infuse additional capital into subsidiaries to maintain capital at targeted levels in consideration of debt ratings and regulatory requirements. These infused amounts can affect the capital profile and liquidity levels for American Express’ Parent Company (Parent Company).

During 2009, the Company returned $855 million in dividends to shareholders, which represents approximately 46 percent of total capital generated.

U.S. DEPARTMENT OF TREASURY CAPITAL PURCHASE PROGRAM

On January 9, 2009, under the United States Department of the Treasury (Treasury Department) Capital Purchase Program (CPP), the Company issued to the Treasury Department for aggregate proceeds of $3.39 billion: (1) 3.39 million shares of Fixed Rate (5 percent) Cumulative Perpetual Preferred Shares, Series A, and (2) a ten-year warrant (the Warrant) for the Treasury Department to purchase up to 24 million common shares at an exercise price of $20.95 per share. The Company repurchased the Preferred Shares from the Treasury Department at par on June 17, 2009, and repurchased the Warrant for $340 million on July 29, 2009. Refer to Note 14 to the Consolidated Financial Statements for further discussion of this program.

SHARE REPURCHASES AND DIVIDENDS

The Company has a share repurchase program to return excess capital to shareholders. These share repurchases reduce shares outstanding and offset, in whole or part, the issuance of new shares as part of employee compensation plans.

On a cumulative basis, since 1994 the Company has distributed 67 percent of capital generated through share repurchases and dividends. No shares have been repurchased over the past seven quarters, as share repurchases were suspended during the first quarter of 2008 in light of the challenging global economic environment and limitations while under the CPP.

FUNDING STRATEGY

The Company seeks to maintain broad and well-diversified funding sources to allow it to meet its maturing obligations, cost-effectively finance current and future asset growth in its global businesses as well as to maintain a strong liquidity profile. The diversity of funding sources by type of debt instrument, by maturity and by investor base, among other factors, provides additional insulation from the impact of disruptions in any one type of debt, maturity, or investor. The mix of the Company’s funding in any period will seek to achieve cost-efficiency consistent with both maintaining diversified sources and achieving its liquidity objectives. The Company’s funding strategy and activities are integrated into its asset-liability management activities.

The Company’s proprietary card businesses are the primary asset-generating businesses, with significant assets in both domestic and international cardmember receivable and lending activities. The Company’s borrowing needs are in large part a consequence of its proprietary card-issuing businesses and the maintenance of a liquidity position to support all of its business activities, such as merchant payments. The Company generally pays merchants for card transactions prior to reimbursement by cardmembers and therefore funds the merchant payments during the period cardmember loans and receivables are outstanding. The Company also has additional borrowing needs associated with general corporate purposes.

FUNDING PROGRAMS AND ACTIVITIES

The Company meets its funding needs through a variety of sources, including debt instruments such as senior unsecured debentures, asset securitizations, deposits placed with the Company’s U.S. banks by individuals and long-term committed bank borrowing facilities in certain non-U.S. markets.

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

The following discussion includes information on both a GAAP and managed basis. The managed basis presentation includes debt issued in connection with the Company’s lending securitization activities, which are off-balance sheet. For a discussion of managed basis and management’s rationale for such presentation, refer to the USCS discussion below. The Company had the following consolidated debt, on both a GAAP and managed basis, and customer deposits outstanding as of December 31:

(Billions)	2009	2008
Short-term borrowings	$2.3	$9.0
Long-term debt	52.3	60.0

Total debt (GAAP basis)	54.6	69.0
Off-balance sheet securitizations	28.3	29.0

Total debt (managed basis)	82.9	98.0
Customer deposits	26.3	15.5

Total debt (managed) and customer deposits	$109.2	$113.5

The Company’s funding strategy for 2010 is to raise funds to meet short-term borrowings outstanding, which includes short-term deposits, seasonal and other working capital needs, changes in receivables and other asset balances, while maintaining sufficient cash and readily-marketable securities, which are easily convertible to cash, in order to be able to satisfy all maturing funding obligations for a 12 month period. The Company has $7.4 billion of unsecured long-term debt, $10.2 billion of asset securitizations, and $2.6 billion of long-term deposits that will mature during 2010.

The Company’s equity capital and funding strategies are designed to maintain appropriate and stable debt ratings from the major credit rating agencies (collectively the “Credit Rating Agencies”), Moody’s Investor Services (Moody’s), Standard & Poor’s (S&P), Fitch Ratings (Fitch), and Dominion Bond Rating Services (DBRS). There have been no changes to the ratings since second quarter 2009, however, both DBRS and S&P have recently revised their ratings outlook from “Negative” to “Stable”.

Credit Agency	Entity Rated	Short- Term ratings	Long- Term ratings	Outlook
DBRS	All rated entities	R-1 (middle)	A (high)	Stable
Fitch	All rated entities	F1	A+	Negative
Moody’s	TRS and rated operating subsidiaries	Prime-1	A2	Stable
	American Express Company	Prime-2	A3	Negative
S&P	All rated entities	A-2	BBB+	Stable

Downgrades in the Company’s unsecured debt or asset securitization program’s securities ratings could result in higher interest expense on the Company’s unsecured debt and asset securitizations, as well as higher fees related to borrowings under its unused lines of credit. In addition to increased funding costs, declines in credit ratings could reduce the Company’s borrowing capacity in the unsecured debt and asset securitization capital markets. The Company believes that the change in its funding mix, which now includes an increasing proportion of U.S. retail deposits, should reduce the impacts that credit rating downgrades would have on the Company’s funding capacity and costs.

SHORT-TERM FUNDING PROGRAMS

Short-term borrowings, such as commercial paper, are defined as any debt or time deposit with an original maturity of 12 months or less. The Company’s short-term funding programs are used primarily to meet working capital needs, such as managing seasonal variations in receivables balances. Short-term borrowing decreased significantly in 2009 as part of the change in the Company’s funding mix. The amount of short-term borrowing issued in the future will depend on the Company’s funding strategy, its needs and market conditions.

The Company had the following short-term borrowings outstanding as of December 31:

(Billions)	2009	2008
Credco:
Commercial paper	$1.0	$7.3
Other	—	0.1
Centurion Bank and FSB:
Federal funds purchased	—	0.5
Other	1.3	1.1

Total	$2.3	$9.0

The Company’s short-term borrowings as a percentage of total debt as of December 31 were as follows:

	2009	2008
Short-term borrowings as a percentage of total debt (GAAP basis)	4.3%	13.0%

The Company had continuous access to the commercial paper market during 2009, and as of December 31, 2009, the Company had $1.0 billion of commercial paper outstanding. Average commercial paper outstanding was $2.0 billion and $10.8 billion in 2009 and 2008, respectively.

American Express Credit Corporation’s (Credco) total back-up liquidity coverage, which includes its undrawn committed bank facilities, was in excess of 100 percent of its net short-term borrowings as of December 31, 2009 and 2008.

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

DEPOSIT PROGRAMS

The Company offers deposits within its Centurion Bank and FSB subsidiaries (together, the “Banks”). These funds are currently insured up to $250,000 through the Federal Deposit Insurance Corporation (FDIC). During the second quarter of 2009, the Company, through FSB, launched a direct deposit-taking program, Personal Savings from American Express, to supplement its distribution of deposit products through third-party distribution channels. This program, which currently represents a small portion of the Company’s deposit program, makes FDIC-insured CDs and high-yield savings account products available directly to consumers.

As of December 31, 2009, the Company held the following deposits:

(Billions)	2009	2008
U.S. retail deposits:
Cash sweep and savings accounts	$10.5	$7.2
Certificates of deposit (a)	15.1	6.3
Institutional and other deposits	0.7	2.0

Total customer deposits	$26.3	$15.5

(a)	The average original maturity and annual interest rate on outstanding U.S. retail CDs were 29 months and 2.3 percent, respectively.

LONG-TERM DEBT PROGRAMS

In 2009, the Company and its subsidiaries issued debt and asset securitizations with maturities ranging from 2 to 10 years. These amounts included approximately $2.25 billion of AAA-rated lending securitization certificates and $6.7 billion of unsecured debt across a variety of maturities and markets. During the year, the Company retained approximately $2.0 billion of subordinated securities, as the pricing and yields for these securities were not attractive for the Company due to market conditions. The subordinated securities issued in the year included $1.5 billion of the new Class D securities, created as part of the actions to add further credit enhancement to the Lending Trust.

The Company’s 2009 offerings, which include those made by the Parent Company, Credco, American Express Canada Credit Corporation and the Lending Trust, are presented in the following table on both a GAAP and managed basis:

(Billions)	Amount
American Express Company (Parent Company only):
Fixed Rate Senior Notes at an average coupon of 7.76%	$3.0
American Express Credit Corporation:
Fixed Rate Senior Notes at an average coupon of 5.17% (a)	2.8
American Express Canada Credit Corporation:
Fixed Rate Senior Notes at a coupon of 4.85%	0.8
Floating Rate Senior Notes at a spread of 170 basis points to 3 month CDOR(b)	0.1

GAAP Basis	6.7
American Express Credit Account Master Trust:
Trust Investor Certificates at an average spread of 129 basis points to 1 month LIBOR (c) (d)	4.3

Managed Basis	$11.0

(a)	Credco’s issuance includes $79 million of unsecured debt issued within the retail note market.
(b)	Canadian Dealer Offered Rate.
(c)	Issuances from the Lending Trust, an off-balance sheet entity, include $2.0 billion of subordinated securities retained by American Express during the year.
(d)	The average coupon relates to those securities issued into the market and does not include the rates on retained securities.

ASSET SECURITIZATION PROGRAMS

The Company periodically securitizes cardmember receivables and loans arising from its card business, as the securitization market provides the Company with cost-effective funding. Securitization of cardmember receivables and loans is accomplished through the transfer of those assets to a Trust, which in turn issues certificates or notes (securities) to third-party investors collateralized by the transferred assets. The proceeds from issuance are distributed to the Company, through its wholly-owned subsidiaries, as consideration for the transferred assets. Securitization transactions are accounted for as either a sale or secured borrowing, based upon the structure of the transaction and GAAP requirements applicable prior to January 1, 2010. Refer to Note 1 to the Consolidated Financial Statements for a description of the changes in GAAP requirements related to Accounting for Transfers of Financial Assets, effective January 1, 2010.

Securitization of cardmember receivables generated under designated consumer charge card, small business charge card and corporate charge card accounts is accomplished through the transfer of cardmember receivables to the American Express Issuance Trust (the Charge Trust).

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

Securitization of the Company’s cardmember loans generated under designated consumer lending accounts is accomplished through the transfer (as a sale) of cardmember loans to the Lending Trust. In a securitization structure like the Lending Trust (a revolving master trust), credit card accounts are selected and the rights to the current cardmember loans, as well as future cash flows related to the corresponding accounts, are transferred to the Trust for the life of the accounts.

Since the third quarter of 2007, the Company has typically been retaining some or all of subordinated securities issued as part of a transaction, due to prevailing market conditions.

Under the respective terms of the Lending Trust and the Charge Trust agreements, the occurrence of certain events could result in payment of trust expenses, establishment of reserve funds, or in a worst-case scenario, early amortization of investor certificates. For additional information about the Company’s asset securitizations that could affect the Company’s liquidity position, including three-month average excess spread rates and other key metrics, refer to Note 7 to the Consolidated Financial Statements.

On March 3, 2009, the Treasury Department and the Federal Reserve launched the Term Asset-Backed Securities Loan Facility (TALF), which is currently set to expire on March 31, 2010. Securitized credit and charge card receivables are eligible collateral under the TALF, provided the securities qualify for AAA ratings from two or more major nationally recognized statistical rating organizations (NRSROs). The Company issued $2.25 billion in AAA rated TALF eligible securities during 2009.

In an effort to address the concerns of the Credit Rating Agencies and the decline in the trust excess spread due to the performance of the underlying credit card receivables in the Lending Trust and the related American Express Credit Account Secured Note Trusts (the “Note Trusts”), the subsidiaries of the Company that are the transferors of the Lending Trust undertook certain actions during the second quarter of 2009 to adjust the credit enhancement structure of substantially all of the then outstanding series of securities previously issued by the Lending Trust and the Note Trusts. The actions entailed the issuance of two new series of asset-backed securities, to provide additional credit enhancement to substantially all of the then outstanding series, and the exercise of a discount option with respect to new principal receivables arising in the Lending Trust. The Company believes that these actions will not have a material impact on the Company’s results of operations. These actions resulted in the inclusion of the Lending Trust’s assets as risk-weighted assets for regulatory capital purposes. For additional information regarding such actions, see Note 7 to the Consolidated Financial Statements.

The Credit Rating Agencies are assessing the potential impact of the adoption of recently issued accounting standards for transfers of financial assets and for consolidation of variable interest entities (the “Accounting Standards”) on credit ratings of the securities issued by securitization trusts within the overall asset-backed securities market. (The Accounting Standards, previously issued as FASB Statements Nos. 166 and 167, are discussed further in Note 1 to the Consolidated Financial Statements.) In particular, the Credit Rating Agencies are assessing the FDIC’s safe harbor rule relating to the FDIC’s treatment of securitized assets in the event of a sponsoring financial institution’s receivership or conservatorship. Pursuant to the safe harbor rule, the FDIC will not reclaim any financial asset transferred in connection with a securitization, provided that such transfer meets all conditions for GAAP sale accounting. Because the adoption of the Accounting Standards may cause some asset transfers to securitization trusts to no longer be deemed asset sales for accounting purposes within a company’s consolidated group, the Credit Rating Agencies have indicated that they may ultimately conclude that the safe harbor no longer applies and, in certain cases, that the highest rating an asset-backed security (ABS) could receive would be based on the sponsoring bank’s unsecured debt rating, rather than relying on their separate evaluation of the securitization trust. Accordingly, the ability of the Company’s securitization programs to receive or maintain AAA ratings on ABS securities under the same terms and conditions as it has done in the past, or at all, is subject to uncertainty. Any action by the rating agencies as described above could adversely impact the Company’s ability to utilize ABS as a source of funding for its business.

LIQUIDITY STRATEGY

The Company seeks to ensure that it has adequate liquidity in the form of cash and readily-marketable securities easily convertible into cash, to satisfy all maturing funding obligations for a 12 month period, in addition to having access to significant additional contingent liquidity sources. This objective is managed by regularly accessing capital through a broad and diverse set of funding programs, by maintaining a portfolio of cash and readily-marketable securities, as well as a variety of contingent sources of cash and financing. The Company maintains a liquidity plan that enables it to continuously meet its financing obligations even when access to its primary funding sources become impaired or markets become inaccessible.

In addition to its cash and readily-marketable securities, the Company continues to maintain a variety of contingent liquidity resources, such as access to secured borrowing from the Federal Reserve Bank of San Francisco through the Federal Reserve discount window and committed bank credit facilities.

As a result of the Company’s funding activities during 2009, the Company raised funds that substantially exceeded its 2009 funding needs. The excess increased the amount of cash and readily-marketable securities the Company holds.

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

As of December 31, 2009, the Company’s cash and readily-marketable securities available to fund maturities were as follows:

(Billions)	Total
Cash	$19.0	(a)
Readily-marketable securities	13.3	(b)

Cash and readily marketable securities	32.3
Less:
Operating cash	(3.2	)(c)
Short-term obligations outstanding	(3.2	)(d)

Cash and readily-marketable securities available to fund maturities	$25.9

(a)	Includes cash and cash equivalents of $15.5 billion and $3.5 billion held in other assets and other receivables on the Consolidated Balance Sheet for certain forthcoming asset-backed securitization maturities in the first quarter of 2010.
(b)	Consists of certain available-for-sale investment securities (U.S. Treasury and agency securities, and government-guaranteed debt) that are considered highly liquid.
(c)	Cash on hand for day-to-day operations.
(d)	Consists of commercial paper, and U.S. retail CDs with original maturities of three and six months.

The upcoming approximate maturities of the Company’s long-term unsecured debt, debt issued in connection with off-balance sheet securitizations, and long-term customer deposits are as follows:

(Billions)	Debt Maturities
Quarter Ending:	Unsecured Debt	Asset-Backed Securitizations	Certificates of Deposit	Total
March 31, 2010	$0.5	$4.5	$0.8	$5.8
June 30, 2010	2.6	1.8	—	4.4
September 30, 2010	0.9	2.4	0.2	3.5
December 31, 2010	3.4	1.5	1.6	6.5

Total	$7.4	$10.2	$2.6	$20.2

The Company’s funding needs for 2010 are expected to arise from these debt and deposit maturities as well as changes in business needs, primarily changes in outstanding cardmember loans and receivables.

The Company considers various factors in determining the amount of liquidity it maintains, such as economic and financial market conditions, seasonality in business operations, growth in its businesses, the cost and availability of alternative liquidity sources, and regulatory and Credit Rating Agency considerations.

The yield the Company receives on its cash and readily-marketable securities is, generally, less than the interest expense on the sources of funding for these balances. Thus, the Company incurs substantial net interest costs on these amounts. The level of net interest costs will be dependent on the size of its cash and readily-marketable securities holdings, as well as the difference between its cost of funding these amounts and their investment yields.

Cash and Readily-Marketable Securities

As of December 31, 2009, the Company held, as part of its contingent liquidity plan, a total of $19.0 billion of short-term instruments and $13.3 billion of longer-term readily-marketable securities. These investments are of high credit quality, highly liquid short-term instruments and longer-term, highly liquid instruments, such as U.S. Treasury securities, government-sponsored entity debt, or government-guaranteed debt. These instruments are managed to either mature prior to the maturity of borrowings that will occur within the next 12 months, or are sufficiently liquid that the Company can sell them or enter into sale/repurchase agreements to immediately raise cash proceeds to meet liquidity needs.

Federal Reserve Discount Window

The Banks are insured depository institutions that have the capability of borrowing from the Federal Reserve Bank of San Francisco, subject to the amount of qualifying collateral that they pledge. The Banks are approved to access the discount window, subject to the discretion of the Federal Reserve Bank of San Francisco and sufficient credit and charge card receivables pledged as collateral, thereby providing them with an additional source of liquidity, if needed.

The Company had approximately $33.2 billion as of December 31, 2009, in U.S. credit card loans and charge card receivables that could be sold over time through its existing securitization trusts, or pledged in return for secured borrowings to provide further liquidity, subject in each case to applicable market conditions and eligibility criteria.

Committed Bank Credit Facilities

The Company maintained committed bank credit facilities as of December 31, 2009 as follows:

(Billions)	Parent Company	Credco	Centurion Bank	FSB	Total
Committed(a)	$1.3	$10.1	$0.4	$0.4	$12.2
Outstanding	$—	$3.2	$—	$—	$3.2

(a)	Committed lines were supplied by 34 financial institutions as of year end. However, effective January 20, 2010, the agreements in which Aurora Bank FSB (previously Lehman Brothers Bank FSB) participated, were amended, and their participation waived. This reduced the total committed lines by $175 million.

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

The Company’s committed facilities expire as follows:

(Billions)
2010	$2.0
2011	3.4
2012	6.8

Total	$12.2

The availability of the credit lines is subject to the Company’s compliance with certain financial covenants, including the maintenance by the Company of consolidated tangible net worth of at least $4.1 billion, the maintenance by Credco of a 1.25 ratio of combined earnings and fixed charges to fixed charges, and the compliance by the Banks with applicable regulatory capital adequacy guidelines. As of December 31, 2009, the Company’s consolidated tangible net worth was approximately $11.6 billion, Credco’s ratio of combined earnings and fixed charges to fixed charges was 1.59 and Centurion Bank and FSB each exceeded their regulatory capital adequacy guidelines.

Committed bank credit facilities do not contain material adverse change clauses, which may preclude borrowing under the credit facilities. The facilities may not be terminated should there be a change in the Company’s credit rating.

In consideration of all the funding sources described above, the Company believes it would have access to liquidity to satisfy all maturing funding obligations for at least a 12-month period in the event that access to the secured and unsecured fixed income capital markets is completely interrupted for that length of time. These events are not considered likely to occur.

Parent Company Funding

Parent Company long-term debt outstanding was $10.2 billion and $7.9 billion as of December 31, 2009 and 2008, respectively. During 2009, the Parent Company issued $1.25 billion of 7.25 percent fixed-rate Senior Notes due 2014 and $1.75 billion of 8.13 percent fixed-rate Senior Notes due 2019.

The Parent Company is authorized to issue commercial paper. This program is supported by a $1.25 billion multi-purpose committed bank credit facility. The credit facility will expire in 2010 and 2012 in the amounts of $500 million and $750 million, respectively. There was no Parent Company commercial paper outstanding during 2009 and 2008, and no borrowings have been made under its bank credit facility.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The Company has identified both on- and off-balance sheet transactions, arrangements, obligations, and other relationships that may have a material current or future effect on its financial condition, changes in financial condition, results of operations, or liquidity and capital resources.

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

CONTRACTUAL OBLIGATIONS

The table below identifies transactions that represent contractually committed future obligations of the Company. Purchase obligations include agreements to purchase goods and services that are enforceable and legally binding on the Company and that specify significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction.

	Payments due by year
(Millions)	2010	2011–2012	2013–2014	2015 and thereafter	Total(a)
Long-term debt	$10,829	$17,986	$12,766	$10,757	$52,338
Interest payments on long-term debt(b)	1,556	2,589	1,636	3,812	9,593
Other long-term liabilities(c)	21	21	15	94	151
Operating lease obligations	254	422	345	1,316	2,337
Purchase obligations(d)	550	144	55	69	818

Total	$13,210	$21,162	$14,817	$16,048	$65,237

(a)	The above table excludes approximately $1.1 billion of tax liabilities that have been recorded in accordance with GAAP governing the accounting for uncertainty in income taxes as inherent complexities and the number of tax years currently open for examination in multiple jurisdictions do not permit reasonable estimates of payments, if any, to be made over a range of years.
(b)	Estimated interest payments were calculated using the effective interest rate in place at December 31, 2009, and reflects the effect of existing interest rate swaps. Actual cash flows may differ from estimated payments.
(c)	At December 31, 2009, there were no minimum required contributions, and no contributions are currently planned, for the U.S. American Express Retirement Plan. For the U.S. American Express Supplemental Retirement Plan and non-U.S. defined benefit pension and postretirement benefit plans, contributions in 2010 are anticipated to be approximately $88 million, and this amount has been included within other long-term liabilities. Remaining obligations under defined benefit pension and postretirement benefit plans aggregating $642 million have not been included in the table above as the timing of such obligations is not determinable. Additionally, other long-term liabilities do not include $4.3 billion of Membership Rewards liabilities, which are not considered long-term liabilities as cardmembers in good standing can redeem points immediately, without restrictions, and because the timing of point redemption is not determinable.
(d)	The purchase obligation amounts represent non-cancelable minimum contractual obligations by period under contracts that were in effect at December 31, 2009. Termination fees are included in these amounts.

The Company also has certain contingent obligations to make payments under contractual agreements entered into as part of the ongoing operation of the Company’s business, primarily with co-brand partners. The contingent obligations under such arrangements were approximately $6.0 billion as of December 31, 2009.

In addition to the contractual obligations noted above, the Company has off-balance sheet arrangements that include guarantees, retained interests in structured investments, unconsolidated variable interest entities and other off-balance sheet arrangements as more fully described below.

GUARANTEES

The Company’s principal guarantees are associated with cardmember services to enhance the value of owning an American Express card. As of December 31, 2009, the Company had guarantees totaling approximately $67 billion related to cardmember protection plans, as well as other guarantees in the ordinary course of business that are within the scope of GAAP governing the accounting for guarantees. Refer to Note 13 to the Consolidated Financial Statements for further discussion regarding the Company’s guarantees.

CERTAIN OTHER OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2009, the Company had approximately $222 billion of unused credit available to cardmembers as part of established lending product agreements. Total unused credit available to cardmembers does not represent potential future cash requirements, as a significant portion of this unused credit will likely not be drawn. The Company’s charge card products have no pre-set limit and, therefore, are not reflected in unused credit available to cardmembers. As discussed in the Consolidated Liquidity and Capital Resources section, the Company’s securitizations of cardmember loans are also off-balance sheet. The Company’s cardmember receivables securitizations remain on the Consolidated Balance Sheets.

Refer to Note 24 to the Consolidated Financial Statements for discussion regarding the Company’s other off-balance sheet arrangements.

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

RISK MANAGEMENT

GOVERNANCE

The Audit and Risk Committee of the Board approves the Company’s Enterprise-wide Risk Management Policy, which defines risk management objectives, risk appetite, risk limits and escalation triggers, and establishes the internal governance structure for managing risk. The Policy focuses on the major risks that are relevant to the Company given its business model – credit risk (institutional and individual), operational risk, market risk and reputational risk. Internal management committees, including the Enterprise Risk Management Committee (ERMC), chaired by the Company’s Chief Risk Officer, and the Asset-Liability Committee (ALCO), chaired by the Company’s Chief Financial Officer, are responsible for implementing the Policy across the Company.

CREDIT RISK MANAGEMENT PROCESS

Credit risk is defined as the risk of loss due to obligor or counterparty default. Credit risks in the Company are divided into two broad categories: individual and institutional. Each has distinct risk management tools and metrics. Business units that create individual or institutional credit risk exposures of significant importance are supported by dedicated risk management teams, each led by Chief Credit Officers. To preserve independence, Chief Credit Officers for all business units have a solid line reporting relationship to the Company’s Chief Risk Officer.

INDIVIDUAL CREDIT RISK

Individual credit risk arises principally from consumer and small business charge cards, credit cards, lines of credit, and loans. These portfolios consist of millions of borrowers across multiple geographies, occupations, industries and levels of net worth. The Company benefits from the attractive profile of its cardmembers, which is driven by brand, underwriting, and customer management policies, premium customer servicing, and product reward features. The risk in these portfolios is correlated with broad economic trends, such as unemployment rates, GDP growth, and home values, as well as customer liquidity, which can have a material effect on credit performance.

General principles and the overall framework for managing individual credit risk across the Company are defined in the Individual Credit Risk Policy approved by the ERMC. The Credit Policy Committee is responsible for implementation and enforcement of this policy and for providing guidance to the Underwriting and Credit Strategy Committees as well as to the Chief Credit Officers of respective business units. This policy is further supported by subordinate policies and practices covering all facets of credit extension, including prospecting, approvals, authorizations, line management, collections, and fraud prevention. These policies are designed to assure consistent application of risk management principles and standardized reporting of asset quality and loss recognition.

Individual credit risk management is supported by sophisticated proprietary scoring and decision-making models that use the most up-to-date proprietary information on customers, such as spending and payment history, data feeds from credit bureaus, and mortgage information. Additional data, such as home value and other new commercial variables designed to better manage small business risk, were integrated into the Company’s models in the early stages of the recent economic downturn to further mitigate risk. The Company has developed unique decision logic for each customer interaction, including prospect targeting, new account approvals, line assignment, balance transfers, cross selling and overall account management and collection.

INSTITUTIONAL CREDIT RISK

Institutional credit risk arises principally within the Company’s Global Corporate Card Services, Merchant Services and Network Services businesses, and from the Company’s investment activities. Unlike individual credit risk, institutional credit risk is characterized by a lower loss frequency but higher severity. It is affected both by general economic conditions and by company-specific events. The absence of large losses in any given year or over several years is not necessarily representative of the level of risk of institutional portfolios, given the infrequency of loss events in such portfolios.

General principles and the overall framework for managing institutional credit risk across the Company are defined in the Institutional Credit Risk Policy approved by the ERMC. The Institutional Risk Management Committee (IRMC) is responsible for implementation and enforcement of this policy and for providing guidance to the credit officers of each business unit with substantial institutional credit risk exposures, who in turn make investment decisions in core risk capabilities, ensure proper implementation of the underwriting standards and contractual rights of risk mitigation, monitor risk exposures, and determine risk mitigation actions. The IRMC formally reviews large institutional exposures to ensure compliance with ERMC guidelines and procedures and escalates them to the ERMC as appropriate. At the same time, the IRMC provides guidance to business unit risk teams to optimize risk-adjusted returns on capital. A company-wide risk rating utility and a specialized airline risk group provide risk assessment of institutional obligors.

MARKET RISK MANAGEMENT PROCESS

Market risk is the risk to earnings or value resulting from movements in market prices. The Company’s market risk exposure is primarily generated by:

•	Interest rate risk in its card, insurance and Travelers Cheque businesses, as well as its investment portfolios; and

•	Foreign exchange risk in its international operations.

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

General principles and the overall framework for managing market risk across the Company are defined in the Market Risk Policy, which is the responsibility of the ALCO. Market Risk limits and escalation triggers within that policy are approved by ALCO and by the ERMC. Market risk is centrally monitored for compliance with policy and limits by the Market Risk Committee, which reports into the ALCO and is chaired by the Chief Market Risk Officer. Market risk management is also guided by policies covering the use of derivative financial instruments, funding and liquidity and investments. Derivative financial instruments derive their value from an underlying variable or multiple variables, including interest rate, foreign exchange, and equity indices or prices. These instruments enable end users to increase, reduce or alter exposure to various market risks and, for that reason, are an integral component of the Company’s market risk management. Use of derivative financial instruments is incorporated into the discussion below as well as Note 12.

The Company’s market exposures are in large part by-products of the delivery of its products and services. Interest rate risk arises through the funding of cardmember receivables and fixed-rate loans with variable-rate borrowings as well as through the risk to net interest margin from changes in the relationship between benchmark rates such as Prime and LIBOR.

Interest rate exposure within the Company’s charge card and fixed-rate lending products is managed by varying the proportion of total funding provided by short-term and variable-rate debt and deposits compared to fixed-rate debt and deposits. In addition, interest rate swaps are used from time to time to effectively convert fixed-rate debt to variable- rate or to convert variable-rate debt to fixed-rate. The Company may change the mix between variable-rate and fixed-rate funding based on changes in business volumes and mix, among other factors. The majority of its cardmember loans, which are linked to a benchmark rate such as PRIME that can reprice monthly, are funded with variable-rate funding, the majority of which are linked to LIBOR that reprice monthly.

The Company regularly reviews its interest rate exposure profile and may modify it. Derivative financial instruments, primarily interest rate swaps, with notional amounts of approximately $17 billion and $18 billion were outstanding at December 31, 2009 and 2008, respectively. These derivatives generally qualify for hedge accounting. A portion of these derivatives outstanding as of December 31, 2009, extend to 2018. The Company does not engage in derivative financial instruments for trading purposes.

The detrimental effect on the Company’s pretax earnings of a hypothetical 100 basis point increase in interest rates would be approximately $117 million ($75 million related to the U.S. dollar), based on the 2009 year-end positions. This effect, which is calculated using a static asset liability gapping model, is primarily determined by the volume of variable-rate funding of charge card and fixed-rate lending products for which the interest rate exposure is not managed by derivative financial instruments. As of year end 2009, the percentage of total worldwide managed loans that were deemed to be fixed-rate was 34 percent, with the remaining 66 percent deemed to be variable rate.

The Company is also subject to market risk from changes in the relationship between the benchmark Prime rate that determines the yield on its variable-rate lending receivables and the benchmark LIBOR rate that determines the effective interest cost on a significant portion of its outstanding debt, including asset securitizations. Simultaneous and identically-sized changes in the same direction of these two indices do not contribute to the market risk described above, as there is no material mismatch in the effective repricing frequency of these two indices. However, differences in the rate of change of these two indices, commonly referred to as basis risk, would impact the Company’s variable-rate U.S. lending net interest margins because the Company borrows at rates based on LIBOR but lends to its customers based on the Prime rate. The detrimental effect on the Company’s pretax earnings of a hypothetical 10 basis point decrease in the spread between Prime and 1 month LIBOR over the next 12 months is estimated to be $38 million. The Company currently has approximately $38.2 billion of Prime-based, variable-rate U.S. lending receivables that are funded with LIBOR-indexed debt, including asset securitizations. The spread relationship has been more volatile over the last 2 1/2 years than in preceding historical periods. For example, the spread experienced during the fourth quarter of 2008 was very low by historical standards and reduced net interest margins; during the fourth quarter of 2009, the spread was high by historical standards, which had the effect of temporarily increasing the Company’s net interest margin from prior periods.

Foreign exchange risk is generated by cardmember cross-currency charges, foreign subsidiary equity and foreign currency earnings in international units. The Company’s foreign exchange risk is managed primarily by entering into agreements to buy and sell currencies on a spot basis or by hedging this market exposure to the extent it is economically justified through various means, including the use of derivative financial instruments such as foreign exchange forwards, options, and cross-currency swap contracts, which can help “lock in” the value of the Company’s exposure to specific currencies.

At December 31, 2009 and 2008, foreign currency hedge instruments with total notional amounts of approximately $19 billion and $17 billion, respectively, were outstanding. Derivative hedging activities related to cross-currency charges, balance sheet exposures, and foreign currency earnings generally do not qualify for hedge accounting; however, derivative hedging activities related to translation exposure of foreign subsidiary equity generally do.

With respect to cross-currency charges and balance sheet exposures, including related foreign exchange forward contracts outstanding, the effect on the Company’s earnings

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

of a hypothetical 10 percent change in the value of the U.S. dollar would be immaterial as of December 31, 2009. With respect to earnings denominated in foreign currencies, the adverse impact on pretax income of a hypothetical 10 percent strengthening of the U.S. dollar related to anticipated overseas operating results for the next 12 months would be approximately $112 million as of December 31, 2009. With respect to translation exposure of foreign subsidiary equity, including related foreign exchange forward contracts outstanding, a hypothetical 10 percent strengthening in the U.S. dollar would result in an immaterial reduction in equity as of December 31, 2009.

The actual impact of interest rate and foreign exchange rate changes will depend on, among other factors, the timing of rate changes, the extent to which different rates do not move in the same direction or in the same direction to the same degree, and changes in the volume and mix of the Company’s businesses.

FUNDING & LIQUIDITY RISK MANAGEMENT PROCESS

Funding & liquidity risk is defined as the inability to access cash and equivalents needed to meet business requirements and satisfy the Company’s obligations. General principles and the overall framework for managing liquidity risk across the Company are defined in the Liquidity Risk Policy, which is the responsibility of the ALCO. The Company balances the trade-offs between maintaining too much liquidity, which can be costly and limit financial flexibility, with having inadequate liquidity, which may result in financial distress during a liquidity event. Liquidity risk is centrally managed by the Funding and Liquidity Committee, which reports into the ALCO and is chaired by the Corporate Treasurer. The Company has developed a liquidity plan that enables it to meet its daily cash obligations when access to both unsecured and secured funds in the debt capital markets is impaired or unavailable. This plan is designed to ensure that the Company and all of its main operating entities could continuously meet their maturing debt obligations for a 12-month period in which their access to all capital markets and deposit financing is interrupted.

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

OPERATIONAL RISK MANAGEMENT PROCESS

The Company defines operational risk as the risk of not achieving business objectives due to inadequate or failed processes or information systems, human error or the external environment (e.g., natural disasters) including losses due to failures to comply with laws and regulations. Operational risk is inherent in all business activities and can impact an organization through direct or indirect financial loss, brand damage, customer dissatisfaction, or legal or regulatory penalties. Current areas of significant focus include data protection, anti-money laundering, vendor risk, impact of organizational change, financial reporting risk and both internal and external fraud.

The general principles and the overall framework for managing operational risk across the Company are defined in the Operational Risk Policy approved by the ERMC. The Operational Risk Management Committee (ORMC) provides governance for the operational risk framework.

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

Additionally, the Company uses an operational risk framework to identify, measure, monitor, and report inherent and emerging operational risks. This framework consists of a) the ORMC oversight, b) an operational risk event capture process, and c) process and entity-level risk self-assessments.

The process risk self-assessment methodology is used to facilitate compliance with Section 404 of the Sarbanes-Oxley Act, and is also used for non-financial operational risk self- assessments. This methodology involves identifying key processes across the Company and then determining the inherent operational risks. Once these risks have been identified, the existing control environment is defined, key controls are tested and relevant issues are escalated to the appropriate governing bodies.

The operational risk framework also includes the entity risk self-assessment. This is a risk workshop where senior leaders identify the key operational risks that the business unit or support group faces and determines the Company’s preparedness to respond should these risks occur. Top risks are tracked to ensure that the appropriate monitoring or mitigation is in place.

Managing enterprise risk is an important priority for the Company and the program continues to evolve.

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

BUSINESS SEGMENT RESULTS

The Company is a global service company principally engaged in businesses comprising four reportable operating segments: U.S. Card Services (USCS), International Card Services (ICS), Global Commercial Services (GCS) and Global Network & Merchant Services (GNMS).

The Company considers a combination of factors when evaluating the composition of its reportable operating segments, including the results reviewed by the chief operating decision maker, economic characteristics, products and services offered, classes of customers, product distribution channels, geographic considerations (primarily U.S. versus international), and regulatory environment considerations. Refer to Note 25 to the Consolidated Financial Statements for additional discussion of products and services by segment.

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

EXPENSES

Marketing and promotion expenses are reflected in each segment based on actual expenses incurred, with the exception of brand advertising, which is primarily reflected in the GNMS and USCS segments. Rewards and cardmember services expenses are reflected in each segment based on actual expenses incurred within each segment.

Salaries and employee benefits and other operating expenses, such as professional services, occupancy and equipment and communications, reflect expenses incurred directly within each segment. In addition, expenses related to the Company’s support services, such as technology costs, are allocated to each segment based on support service activities directly attributable to the segment. Other overhead expenses, such as staff group support functions, are allocated to segments based on each segment’s relative level of pretax income. Financing requirements are managed on a consolidated basis. Funding costs are allocated based on segment funding requirements.

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

U.S. CARD SERVICES

SELECTED INCOME STATEMENT DATA GAAP BASIS PRESENTATION

Years Ended December 31, (Millions)	2009	2008	2007
Revenues
Discount revenue, net card fees and other	$9,125	$10,357	$10,243

Securitization income, net	400	1,070	1,507

Interest income	3,221	4,736	5,125
Interest expense	855	2,166	2,653

Net interest income	2,366	2,570	2,472

Total revenues net of interest expense	11,891	13,997	14,222
Provisions for losses	3,769	4,389	2,998

Total revenues net of interest expense after provision for losses	8,122	9,608	11,224

Expenses
Marketing, promotion, rewards and cardmember services	4,266	4,837	5,140
Salaries and employee benefits and other operating expenses	3,532	3,630	3,354

Total	7,798	8,467	8,494

Pretax segment income	324	1,141	2,730
Income tax provision	75	289	907

Segment income	$249	$852	$1,823

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

SELECTED STATISTICAL INFORMATION(a)

As of or for the Years Ended December 31, (Billions, except percentages and where indicated)	2009	2008	2007
Card billed business	$339.4	$382.0	$375.2
Total cards-in-force (millions)	39.5	44.2	43.3
Basic cards-in-force (millions)	29.5	32.9	32.3
Average basic cardmember spending (dollars)	$10,957	$11,594	$12,011
U.S. Consumer Travel:
Travel sales (millions)	$2,561	$3,113	$2,975
Travel commissions and fees/sales	8.4%	8.2%	8.0%
Total segment assets	$57.9	$77.8	$82.3
Segment capital (millions)(b)	$6,510	$4,788	$4,454
Return on average segment capital(c)	4.5%	18.0%	40.2%
Return on average tangible segment capital(c)	4.8%	19.0%	41.8%

Cardmember receivables:
Total receivables	$17.8	$17.8	$21.4
30 days past due as a % of total	1.8%	3.7%	N/A
Average receivables	$16.1	$19.2	$19.7
Net write-off rate(d)	3.8%	3.6%	N/A

Cardmember loans — owned basis(e):
Total loans	$23.5	$32.7	$43.3
30 days past due loans as a % of total	3.7%	4.7%	2.8%
Average loans	$25.9	$36.7	$37.1
Net write-off rate	9.1%	5.8%	3.1%
Net interest income divided by average loans(f)(h)	9.1%	7.0%	6.7%
Net interest yield on cardmember loans(f)	9.0%	8.5%	8.9%

Cardmember loans — managed basis(g):
Total loans	$52.6	$62.4	$65.9
30 days past due loans as a % of total	3.7%	4.7%	2.8%
Average loans	$54.9	$64.0	$58.2
Net write-off rate	8.7%	5.5%	3.1%
Net interest yield on cardmember loans(f)(g)	9.9%	9.1%	9.1%

(a)	See Glossary of Selected Terminology for the definitions of certain key terms and related information.
(b)	Segment capital at the end of each respective period represents capital allocated to a segment based upon specific business operational needs, risk measures, and regulatory capital requirements.
(c)	Return on average segment capital is calculated by dividing (i) segment income ($249 million, $852 million and $1.8 billion for 2009, 2008 and 2007, respectively) by (ii) average segment capital ($5.6 billion, $4.7 billion and $4.5 billion for 2009, 2008 and 2007, respectively). Return on average tangible segment capital is computed in the same manner as return on average segment capital except the computation of average tangible segment capital excludes average goodwill and other intangibles of $432 million, $243 million and $170 million at December 31, 2009, 2008 and 2007, respectively. The Company believes the return on average tangible segment capital is a useful measure of the profitability of its business.
(d)	In the fourth quarter of 2008, the Company revised the time period in which past due cardmember receivables in USCS are written off to 180 days past due, consistent with applicable bank regulatory guidance. Previously, receivables were written off when 360 days past billing. The net write-offs for 2008 include approximately $341 million resulting from this write-off methodology change, which is not reflected in the table above. If the $341 million had been included in USCS write-offs, the net write-off rate would have been 5.4 percent for 2008.
(e)	“Owned,” a GAAP basis measurement, reflects only cardmember loans included on the Company’s Consolidated Balance Sheets.
(f)	See below for calculations of net interest yield on cardmember loans and the ratio of net interest income divided by average loans presented on an owned basis. The Company believes net interest yield on cardmember loans (on both an owned and managed basis) is useful to investors because it provides a measure of profitability of the Company’s cardmember loans portfolio.
(g)	Includes on-balance sheet cardmember loans and off-balance sheet securitized cardmember loans. The difference between the “owned basis” (GAAP) information and “managed basis” information is attributable to the effects of securitization activities. Refer to the information set forth under USCS Selected Financial Information for further discussion of the managed basis presentation.
(h)	This calculation includes elements of total interest income and total interest expense that are not attributable to the cardmember loan portfolio, and thus is not representative of net interest yield on cardmember loans. The calculation includes interest income and interest expense attributable to investment securities and other interest-bearing deposits as well as to cardmember loans, and interest expense attributable to other activities, including cardmember receivables.

CALCULATION OF NET INTEREST YIELD ON CARDMEMBER LOANS(a)

Years Ended December 31, (Millions, except percentages and where indicated)	2009	2008
Owned Basis:
Net interest income	$2,366	$2,570
Average loans (billions)	$25.9	$36.7
Adjusted net interest income	$2,326	$3,127
Adjusted average loans (billions)	$26.0	$36.8
Net interest income divided by average loans	9.1%	7.0%
Net interest yield on cardmember loans	9.0%	8.5%

(a)	See Glossary of Selected Terminology for the definitions of certain key terms and related information.

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2009 – GAAP BASIS

The following discussion of USCS segment results of operations is presented on a GAAP basis.

USCS reported segment income of $249 million for 2009, a $603 million or 71 percent decrease from $852 million in 2008, which decreased $971million or 53 percent from 2007.

Total Revenues Net of Interest Expense

In 2009, USCS total revenues net of interest expense decreased $2.1 billion or 15 percent to $11.9 billion due to lower securitization income, net, decreased interest income and lower discount revenue, net card fees and other, partially offset by lower interest expense. Discount revenue, net card fees and other of $9.1 billion in 2009 decreased $1.2 billion or 12 percent from 2008, due to lower billed business volumes, reduced other commissions and fees, decreased net card fees, lower other revenues and reduced travel commissions and fees. The decrease in billed business reflected a 10 percent decrease in basic cards-in-force and a 5 percent decline in average basic cardmember spending. In 2009 within USCS, small business and consumer billed business volumes declined 13 percent and 10 percent, respectively. Interest income of $3.2 billion in 2009 was $1.5 billion or 32 percent lower than in 2008, primarily due to lower portfolio yields and a decrease in average owned lending balances. Interest expense of $855 million in 2009 decreased $1.3 billion or 61 percent as compared to a year ago, primarily due to lower market interest rate-driven cost of funds and reduced average owned cardmember loans and receivable balances. Total revenues net of interest expense of $14.0 billion in 2008 were $225 million or 2 percent lower than 2007 as a result of lower securitization income, net, decreased other commissions and fees and lower interest income, partially offset by slightly higher discount revenue, net card fees and other, as well as lower interest expense.

Provisions for Losses

Provisions for losses decreased $620 million or 14 percent to $3.8 billion for 2009 compared to 2008, due to lower loan balances and improving credit indicators during the second half of 2009. The lending net write-off rate increased in the first half of the year and then began to improve in the third and fourth quarter. Past due rates rose early in the year but then showed improvement through the remainder of the year commencing in the second quarter. The write-off and past due rates reflect in part targeted efforts to manage credit performance such as reducing high loan balances, as well as the impact of customer assistance programs, including the re-aging of cardmember accounts meeting certain criteria.

Provisions for losses increased $1.4 billion or 46 percent to $4.4 billion for 2008 compared to 2007 due to higher write-off and delinquency rates in the lending and charge portfolios reflecting the challenging U.S. credit environment.

Expenses

During 2009, USCS’ expenses decreased $669 million or 8 percent to $7.8 billion, due to lower marketing, promotion, rewards and cardmember services expenses and lower salaries and employee benefits and total operating expenses. Expenses in 2009, 2008, and 2007, included $12 million, $30 million, and $13 million, respectively, of charges related to reengineering activities primarily related to the Company’s reengineering initiatives in 2009 and 2008 as previously discussed and reengineering activities within consumer and small business services in 2007. Expenses in 2008 of $8.5 billion were $27 million or less than 1 percent lower than in 2007, due to lower marketing, promotion, rewards and cardmember services expenses, partially offset by greater salaries and employee benefits and other operating expenses, net.

Marketing, promotion, rewards and cardmember services expenses decreased $571 million or 12 percent in 2009 to $4.3 billion, due to lower rewards costs, reduced marketing and promotion expenses and the Delta-related charge to the Membership Reward balance sheet reserve in the fourth quarter of 2008. Marketing, promotion, rewards and cardmember services expenses decreased $303 million or 6 percent in 2008 to $4.8 billion, due to the Membership Rewards related charge in 2007 noted above, the incremental business-building expenses in 2007 compared to lower marketing and promotion expenses in 2008, partially offset by the Delta-related charge in 2008 to increase the Membership Rewards liability and higher volume-related rewards costs. Salaries and employee benefits and other operating expenses of $3.5 billion in 2009 decreased $98 million or 3 percent from 2008, reflecting the benefits from reengineering activities, lower net charges associated with these reengineering programs, the favorable impact in 2008 related to fair value hedge ineffectiveness and the costs related to the Delta contract extension in the fourth quarter of 2008. Salaries and employee benefits and other operating expenses of $3.6 billion in 2008 increased $276 million or 8 percent from 2007. The increase was due to higher software, operations, technology and credit and collection costs, the pension-related gain in 2007 and costs related to the Company’s reengineering initiatives in 2008.

Income Taxes

The effective tax rate was 23 percent for 2009 compared to 25 percent and 33 percent for 2008 and 2007, respectively. The rates for each of these years reflect tax benefits related to the resolution of certain prior years’ tax items.

DIFFERENCES BETWEEN GAAP AND MANAGED BASIS PRESENTATION

Due to changes in GAAP governing the accounting for transfers of financial assets effective January 1, 2010 that will result in the consolidation of the Lending Trust, the presentation of financial and statistical information on a

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

GAAP and managed basis as described below will no longer be applicable beginning in 2010.

For USCS, the managed basis presentation assumes that there have been no off-balance sheet securitization transactions, i.e., all securitized cardmember loans and related income effects are reflected as if they were in the Company’s balance sheets and income statements, respectively. For the managed basis presentation, revenue and expenses related to securitized cardmember loans are reflected in other commissions and fees (included in discount revenue, net card fees and other in the USCS Selected Financial Information), interest income, interest expense, and provisions for losses. On a managed basis, there is no securitization income, net as the managed basis presentation assumes no securitization transactions have occurred.

The Company presents USCS information on a managed basis because that is the way the Company’s management views and manages the business. Management believes that a full picture of trends in the Company’s cardmember loans business can only be derived by evaluating the performance of both securitized and non-securitized cardmember loans. Management also believes that use of a managed basis presentation presents a more accurate picture of the key dynamics of the cardmember loans business. Irrespective of the on- and off-balance sheet funding mix, it is important for management and investors to see metrics for the entire cardmember loans portfolio because they are more representative of the economics of the aggregate cardmember relationships and ongoing business performance and trends over time. It is also important for investors to see the overall growth of cardmember loans and related revenue in order to evaluate market share. These metrics are significant in evaluating the Company’s performance and can only be properly assessed when all non-securitized and securitized cardmember loans are viewed together on a managed basis. The Company does not currently securitize international loans.

On a GAAP basis, revenue and expenses from securitized cardmember loans are reflected in the Company’s income statements in securitization income, net, fees and commissions, and provisions for losses for cardmember loans. At the time of a securitization transaction, the securitized cardmember loans are removed from the Company’s balance sheet, and the resulting gain on sale is reflected in securitization income, net as well as an impact to provisions for losses (credit reserves are no longer recorded for the cardmember loans once sold). Over the life of a securitization transaction, the Company recognizes servicing fees and other net revenues (referred to as “excess spread”) related to the interests sold to investors (i.e., the investors’ interests). These amounts, in addition to changes in the fair value of interest-only strips, are reflected in securitization income, net and fees and commissions. The Company also recognizes total interest income over the life of the securitization transaction related to the interest it retains (i.e., the seller’s interest). At the maturity of a securitization transaction, cardmember loans on the balance sheet increase, and the impact of the incremental required loss reserves is recorded in provisions for losses.

As presented, in aggregate over the life of a securitization transaction, the pretax income impact to the Company is the same whether or not the Company had securitized cardmember loans or funded these loans through other financing activities (assuming the same financing costs). The income statement classifications, however, of specific items will differ.

U.S. CARD SERVICES

SELECTED FINANCIAL INFORMATION MANAGED BASIS PRESENTATION

Years Ended December 31, (Millions)	2009	2008	2007
Discount revenue, net card fees and other:
Reported for the period (GAAP)	$9,125	$10,357	$10,243
Securitization adjustments(a)	331	400	310

Managed discount revenue, net card fees and other	$9,456	$10,757	$10,553

Interest income:
Reported for the period (GAAP)	$3,221	$4,736	$5,125
Securitization adjustments(a)	3,097	3,512	3,130

Managed interest income	$6,318	$8,248	$8,255

Securitization income, net:
Reported for the period (GAAP)	$400	$1,070	$1,507
Securitization adjustments(a)	(400)	(1,070)	(1,507)

Managed securitization income, net	$—	$—	$—

Interest expense:
Reported for the period (GAAP)	$855	$2,166	$2,653
Securitization adjustments(a)	244	830	1,136

Managed interest expense	$1,099	$2,996	$3,789

Provisions for losses:
Reported for the period (GAAP)	$3,769	$4,389	$2,998
Securitization adjustments(a)	2,573	2,002	871

Managed provisions for losses	$6,342	$6,391	$3,869

(a)	Refer to discussion of Differences Between GAAP and Managed Basis Presentation above.

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

CALCULATION OF NET INTEREST YIELD ON CARDMEMBER LOANS(a)(b)

Years Ended December 31, (Millions, except percentages and where indicated)	2009	2008
Managed Basis(b)
Net interest income(c)	$5,219	$5,252
Average loans (billions)	$54.9	$64.0
Adjusted net interest income	$5,435	$5,809
Adjusted average loans (billions)	$55.0	$64.1
Net interest yield on cardmember loans	9.9%	9.1%

(a)	See Glossary of Selected Terminology for the definitions of certain key terms and related information.
(b)	Refer to Calculation of Net Interest Yield on Cardmember Loans – “Owned Basis” on page 33 for calculation of the ratio of net interest income divided by average loans presented on an owned basis.
(c)	Includes the GAAP to managed basis securitization adjustments to interest income and interest expense as set forth under USCS Selected Financial Information managed basis presentation.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2009 – MANAGED BASIS

The following discussion of USCS is on a managed basis.

Discount revenue, net card fees and other in 2009 decreased $1.3 billion or 12 percent to $9.5 billion, due to lower billed business volumes, reduced other commissions and fees, decreased net card fees, lower other revenues and reduced travel commissions and fees. Discount revenue, net card fees and other in 2008 increased $204 million or 2 percent to $10.8 billion, largely due to higher net card fees, greater other revenues, higher travel commissions and fees, and increased discount revenues, which were partially offset by lower other commissions and fees. Interest income in 2009 of $6.3 billion decreased by $1.9 billion or 23 percent, due to a decline in the average managed lending balance and a lower portfolio yield, offset by the benefits of certain repricing initiatives during 2009. Interest income in 2008 of $8.2 billion remained flat as lower market interest rate-driven yields more than offset the 10 percent growth in average managed lending balances. Interest expense in 2009 decreased $1.9 billion or 63 percent to $1.1 billion, due to a lower market interest rate-driven cost of funds and lower average managed cardmember loans and receivable balances, as well as the movement of liquidity-related interest expense to the Corporate & Other segment. In 2008, interest expense decreased $793 million or 21 percent to $3.0 billion due to a lower market interest rate-driven cost of funds, which more than offset higher average managed receivable balances. Provisions for losses decreased 1 percent in 2009, driven by a lower average loan and receivable balance and improved charge card credit performance, partially offset by a higher lending write-off level versus 2008. Provisions for losses increased $2.5 billion or 65 percent to $6.4 billion in 2008, reflecting the impact of higher write-off and delinquency rates and higher average managed loan balances, partially offset by the credit-related charge in 2007.

INTERNATIONAL CARD SERVICES

SELECTED INCOME STATEMENT DATA

Years Ended December 31, (Millions)	2009	2008	2007
Revenues
Discount revenue, net card fees and other	$3,404	$3,758	$3,499

Interest income	1,588	1,984	1,741
Interest expense	509	961	909

Net interest income	1,079	1,023	832

Total revenues net of interest expense	4,483	4,781	4,331
Provisions for losses	1,211	1,030	812

Total revenues net of interest expense after provision for losses	3,272	3,751	3,519

Expenses
Marketing, promotion, rewards and cardmember services	1,221	1,453	1,566
Salaries and employee benefits and other operating expenses	1,821	2,145	1,836

Total	3,042	3,598	3,402

Pretax segment income	230	153	117
Income tax benefit	(73)	(198)	(174)

Segment income	$303	$351	$291

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

SELECTED STATISTICAL INFORMATION(a)

As of or for the Years Ended December 31, (Billions, except percentages and where indicated)	2009	2008	2007
Card billed business	$94.9	$106.1	$98.0
Total cards-in-force (millions)	15.0	16.3	16.0
Basic cards-in-force (millions)	10.5	11.4	11.3
Average basic cardmember spending (dollars)	$8,758	$9,292	$8,772
International Consumer Travel:
Travel sales (millions)	$985	$1,267	$1,113
Travel commissions and fees/sales	8.6%	8.1%	8.6%
Total segment assets	$20.4	$20.4	$21.4
Segment capital (millions)(b)	$2,164	$1,997	$2,062
Return on average segment capital(c)	14.3%	16.7%	15.3%
Return on average tangible segment capital(c)	19.3%	22.5%	21.4%

Cardmember receivables:
Total receivables	$5.9	$5.6	$6.6
90 days past billing as a % of total(d)	2.1%	3.1%	1.8%
Net loss ratio as a % of charge volume	0.36%	0.24%	0.26%

Cardmember loans:
Total loans	$9.2	$9.5	$11.2
30 days past due loans as a % of total	3.3%	3.6%	2.8%
Average loans	$8.9	$10.9	$10.0
Net write-off rate	6.8%	4.8%	4.9%
Net interest income divided by average loans(e)(f)	12.1%	9.4%	8.3%
Net interest yield on cardmember loans(e)	11.9%	9.8%	8.9%

(a)	See Glossary of Selected Terminology for the definitions of certain key terms and related information.
(b)	Segment capital at the end of each respective period represents capital allocated to a segment based upon specific business operational needs, risk measures, and regulatory capital requirements.
(c)	Return on average segment capital is calculated by dividing (i) segment income ($303 million, $351 million, and $291 million for 2009, 2008, and 2007, respectively) by (ii) average segment capital ($2.1 billion, $2.1 billion, and $1.9 billion for 2009, 2008, and 2007, respectively). Return on average tangible segment capital is computed in the same manner as return on average segment capital except the computation of average tangible segment capital excludes average goodwill and other intangibles of $551 million, $544 million, and $539 million as of December 31, 2009, 2008, and 2007, respectively. The Company believes the return on average tangible segment capital is a useful measure of the profitability of its business.
(d)	A cardmember account is considered 90 days past billing if payment has not been received within 90 days of the cardmember’s billing statement date. In addition, if the Company initiates collection procedures on an account prior to the account becoming 90 days past billing, the associated cardmember receivable balance is considered as 90 days past billing. A cardmember account becomes past due if payment is not received within 30 days after the billing statement date.
(e)	See below for calculation of net interest yield on cardmember loans and the ratio of net interest income divided by average loans. The Company believes net interest yield on cardmember loans is useful to investors because it provides a measure of profitability of the Company’s cardmember loans portfolio.
(f)	This calculation includes elements of total interest income and total interest expense that are not attributable to the cardmember loan portfolio, and thus is not representative of net interest yield on cardmember loans. The calculation includes interest income and interest expense attributable to investment securities and other interest-bearing deposits as well as to cardmember loans, and interest expense attributable to other activities, including cardmember receivables.

CALCULATION OF NET INTEREST YIELD ON CARDMEMBER LOANS(a)

Years Ended December 31, (Millions, except percentage and where indicated)	2009	2008
Net interest income	$1,079	$1,023
Average loans (billions)	$8.9	$10.9
Adjusted net interest income	$1,065	$1,072
Adjusted average loans (billions)	$8.9	$10.9
Net interest income divided by average loans	12.1%	9.4%
Net interest yield on cardmember loans	11.9%	9.8%

(a)	See Glossary of Selected Terminology for the definitions of certain key terms and related information.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2009

ICS reported segment income of $303 million for 2009, a $48 million or 14 percent decrease from $351 million in 2008, which increased $60 million or 21 percent from 2007. A significant portion of ICS segment income in 2009 and 2008 is attributable to the Company’s internal tax allocation process. See further discussion in the Income Tax section below.

Total Revenues Net of Interest Expense

In 2009, ICS’ total revenues net of interest expense decreased $298 million or 6 percent to $4.5 billion compared to 2008 due to lower discount revenue, net card fees and other and decreased interest income, partially offset by lower interest expense. Discount revenue, net card fees, and other revenues decreased $354 million or 9 percent to $3.4 billion in 2009 compared to 2008, driven primarily by the lower level of card spending, decreased other commissions and fees, lower other revenues and reduced travel commissions and fees, partially offset by an increase in net card fees. The 11 percent decrease

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

in billed business in 2009 reflected a 6 percent decrease in average spending per proprietary basic cards-in-force and an 8 percent decrease in basic cards-in-force. Assuming no changes in foreign currency exchange rates from 2008 to 2009, billed business decreased 4 percent and average spending per proprietary basic cards-in-force increased 1 percent in 2009. Volume comparisons within the major geographic regions ranged from a low-single-digit increase in Latin America to mid-single-digit decreases in Asia Pacific, Europe and Canada3. Interest income declined $396 million or 20 percent to $1.6 billion in 2009 compared to 2008, primarily due to an 18 percent reduction in average cardmember loans and lower interest on bank and other deposits, partially offset by a higher cardmember loan portfolio yield. Interest expense of $509 million in 2009 declined $452 million or 47 percent, as compared to 2008, due to lower average loan and receivable balances, as well as a decreased cost of funds. Total revenues net of interest expense of $4.8 billion in 2008 were $450 million or 10 percent higher than 2007 due to higher discount revenue, net card fees and other and increased interest income, partially offset by higher interest expense.

Provisions for Losses

Provisions for losses increased $181 million or 18 percent to $1.2 billion in 2009 compared to 2008, primarily reflecting a higher lending reserve level. Provisions for losses increased $218 million or 27 percent to $1.0 billion in 2008 compared to 2007, primarily due to increased reserve levels due to the challenging economic environment and loan and business volume growth.

Expenses

During 2009, ICS’ expenses decreased $556 million or 15 percent to $3.0 billion compared to 2008, due to lower marketing, promotion, rewards and cardmember services and decreased salaries and employee benefits and other operating expenses. Expenses in 2009, 2008, and 2007, included $4 million, $83 million, and $16 million, respectively, of reengineering costs primarily related to the Company’s reengineering initiatives in 2009 and 2008 as previously

[3]	Refer to footnote 2 on page 34 under Consolidated Results of Operations for the Three Years Ended December 31, 2009 relating to changes in foreign exchange rates.

discussed and reengineering in the international payments business for 2007. Expenses in 2008 of $3.6 billion were $196 million or 6 percent higher than 2007, due to increased salaries and employee benefits and other operating expenses, partially offset by lower marketing, promotion, rewards and cardmember services costs.

Marketing, promotion, rewards and cardmember services expenses decreased $232 million or 16 percent to $1.2 billion in 2009 compared to 2008, reflecting reduced marketing and promotion expenses through the first nine months of 2009 and lower reward costs. Marketing, promotion, rewards and cardmember services expenses decreased $113 million or 7 percent to $1.5 billion in 2008 compared to 2007, due to the Membership Rewards related charge and the incremental business-building costs in 2007 noted above, which more than offset higher marketing and promotion expenses, and volume-related rewards costs in 2008. Salaries and employee benefits and other operating expenses decreased $324 million or 15 percent to $1.8 billion in 2009 compared to 2008, primarily due to benefits from the Company’s reengineering activities and lower net charges during 2009 related to reengineering initiatives. Salaries and employee benefits and other operating expenses increased $309 million or 17 percent to $2.1 billion in 2008 compared to 2007, primarily due to higher salaries and employee benefits expense and increased other operating expenses, which reflected the costs related to the Company’s reengineering initiatives in 2008, as well as greater professional services expense.

Income Taxes

The effective tax rate was negative 32 percent in 2009 versus negative 129 percent in 2008 and negative 149 percent in 2007. ICS includes a tax benefit of $73 million and $198 million in 2009 and 2008, respectively, since the Company’s internal tax allocation process provides this segment with the consolidated benefit related to its ongoing funding activities outside the United States. The tax benefit is likely to continue, because Congress is expected to extend the law that provides the basis for the benefit.

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

GLOBAL COMMERCIAL SERVICES

SELECTED INCOME STATEMENT DATA

Years Ended December 31, (Millions)	2009	2008	2007
Revenues
Discount revenue, net card fees and other	$4,157	$5,081	$4,697

Interest income	61	168	187
Interest expense	172	553	615

Net interest income	(111)	(385)	(428)

Total revenues net of interest expense	4,046	4,696	4,269
Provisions for losses	177	231	163

Total revenues net of interest expense after provisions for losses	3,869	4,465	4,106

Expenses
Marketing, promotion, rewards and cardmember services	332	377	387
Salaries and employee benefits and other operating expenses	2,969	3,395	2,975

Total	3,301	3,772	3,362

Pretax segment income	568	693	744
Income tax provision	178	188	208

Segment income	$390	$505	$536

SELECTED STATISTICAL INFORMATION(a)

As of or for the Years Ended December 31, (Billions, except percentages and where indicated)	2009	2008	2007
Card billed business	$111.2	$129.2	$122.1
Total cards-in-force (millions)	7.1	7.1	6.8
Basic cards-in-force (millions)	7.1	7.1	6.8
Average basic cardmember spending (dollars)	$15,544	$18,527	$18,017
Global Corporate Travel:
Travel sales	$14.6	$21.0	$20.5
Travel commissions and fees/sales	8.8%	7.8%	7.7%
Total segment assets	$22.9	$25.1	$21.1
Segment capital (millions)(b)	$3,445	$3,550	$2,239
Return on average segment capital(c)	11.3%	15.8%	25.3%
Return on average tangible segment capital(c)	25.9%	34.3%	43.3%
Cardmember receivables:
Total receivables	$9.8	$9.4	$11.4
90 days past billing as a % of total(d)	1.4%	2.7%	2.1%
Net loss ratio as a % of charge volume	0.19%	0.13%	0.10%

(a)	See Glossary of Selected Terminology for the definitions of certain key terms and related information.
(b)	Segment capital at the end of each respective period represents capital allocated to a segment based upon specific business operational needs, risk measures, and regulatory capital requirements.
(c)	Return on average segment capital is calculated by dividing (i) segment income ($390 million, $505 million and $536 million for 2009, 2008 and 2007, respectively) by (ii) average segment capital ($3.4 billion, $3.2 billion and $2.1 billion for 2009, 2008 and 2007, respectively). Return on average tangible segment capital is computed in the same manner as return on average segment capital except the computation of average tangible segment capital excludes average goodwill and other intangibles of $1.9 billion, $1.7 billion and $881 million at December 31, 2009, 2008 and 2007, respectively. The Company believes the return on average tangible segment capital is a useful measure of the profitability of its business.
(d)	A cardmember account is considered 90 days past billing if payment has not been received within 90 days of the cardmember’s billing statement date. In addition, if the Company initiates collection procedures on an account prior to the account becoming 90 days past billing, the associated cardmember receivable balance is considered as 90 days past billing. A cardmember account becomes past due if payment is not received within 30 days after the billing statement date.

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2009

GCS reported segment income of $390 million for 2009, a $115 million or 23 percent decrease from $505 million in 2008, which decreased $31 million or 6 percent from 2007.

Total Revenues Net of Interest Expense

In 2009, GCS’ total revenues net of interest expense decreased $650 million or 14 percent to $4.0 billion due to decreased discount revenue, net card fees, and other revenues and lower interest income, partially offset by lower interest expense. Discount revenue, net card fees, and other revenues decreased $924 million or 18 percent to $4.2 billion in 2009 primarily driven by lower travel commissions and fees, the reduced level of card spending, decreased other revenues and reduced other commissions and fees. The 14 percent decrease in billed business in 2009 reflected a 16 percent decrease in average spending per proprietary basic card. Assuming no changes in foreign currency exchange rates from 2008 to 2009, billed business and average spending per proprietary basic card decreased 11 percent and 13 percent, respectively, in 2009 with volume decreases within the United States of 11 percent compared to results within the Company’s other major geographic regions ranging from the mid-teen-digit declines in Europe and Asia Pacific, a low-teen-digit decrease in Canada, and a mid-single-digit increase in Latin America4. Interest income decreased $107 million or 64 percent to $61 million in 2009 compared to 2008, driven by lower rates within deposit-related income. Interest expense decreased $381 million or 69 percent to $172 million in 2009 compared to 2008 due to a lower cost of funds and average receivable balance, partially offset by the cost of funding the CPS acquisition. Total revenues net of interest expense of $4.7 billion in 2008 were $427 million or 10 percent higher than 2007 due to increased discount revenue, net card fees, and other revenue and lower interest expense.

Provisions for Losses

Provisions for losses decreased $54 million or 23 percent to $177 million in 2009 compared to 2008, reflecting improved credit trends as 2009 progressed. Provisions for losses increased $68 million or 42 percent to $231 million in 2008 compared to 2007, reflecting higher loss and past due rates due to the challenging economic environment.

[4]	Refer to footnote 2 on page 34 under Consolidated Results of Operations for the Three Years Ended December 31, 2009 relating to changes in foreign exchange rates.

Expenses

During 2009 GCS’ expenses decreased $471 million or 12 percent to $3.3 billion, reflecting a reduction of $426 million in salaries and employee benefits and other operating expenses as described below, as well as lower rewards costs, lower net charges associated with reengineering initiatives in 2009, and the Delta-related increase in the Membership Rewards balance sheet reserve in the fourth quarter of 2008. Expenses in 2009, 2008 and 2007, included $101 million, $138 million, and $25 million, respectively, of reengineering costs, primarily reflecting the Company’s reengineering initiatives in 2009 and 2008 as previously discussed and reengineering costs, primarily in business travel in 2007. Expenses in 2008 of $3.8 billion were $410 million or 12 percent higher than 2007, primarily due to greater salaries and employee benefits and other operating expenses.

Marketing, promotion, rewards and cardmember services expenses decreased $45 million or 12 percent to $332 million in 2009 compared to 2008, primarily reflecting lower rewards costs in 2009 and the Delta-related increase in the Membership Rewards balance sheet reserve in the fourth quarter of 2008. Marketing, promotion, rewards and cardmember services expenses decreased $10 million or 3 percent to $377 million in 2008 compared to 2007, primarily due to the Membership Rewards related charge in 2007, offset by higher volume-related rewards costs and the Delta-related charge in 2008 to increase the Membership Rewards liability. Salaries and employee benefits and other operating expenses decreased $426 million or 13 percent to $3.0 billion in 2009 compared to 2008, reflecting the benefits from the Company’s reengineering initiatives, partially offset by lower net charges associated with these programs during 2009. Salaries and employee benefits and other operating expenses increased $420 million or 14 percent to $3.4 billion in 2008 compared to 2007, due to higher other operating expenses and greater salaries and employee benefits expense, which reflected the impacts of the CPS acquisition, as well as the costs related to the Company’s reengineering initiatives in 2008 and the pension-related gain in 2007.

Income Taxes

The effective tax rate was 31 percent in 2009 versus 27 percent in 2008 and 28 percent in 2007.

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

GLOBAL NETWORK & MERCHANT SERVICES

SELECTED INCOME STATEMENT DATA

Years Ended December 31, (Millions)	2009	2008	2007
Revenues
Discount revenue, fees and other	$3,625	$3,875	$3,549

Interest income	6	5	3
Interest expense	(85)	(222)	(312)

Net interest income	91	227	315

Total revenues net of interest expense	3,716	4,102	3,864
Provisions for losses	135	127	103

Total revenues net of interest expense after provisions for losses	3,581	3,975	3,761

Expenses
Marketing and promotion	521	553	595
Salaries and employee benefits and other operating expenses	1,679	1,932	1,606

Total	2,200	2,485	2,201

Pretax segment income	1,381	1,490	1,560
Income tax provision	483	495	538

Segment income	$898	$995	$1,022

SELECTED STATISTICAL INFORMATION(a)

As of or for the Years Ended December 31, (Billions, except percentages and where indicated)	2009	2008	2007
Global Card billed business(b)	$619.8	$683.3	$647.3
Global Network & Merchant Services:
Total segment assets	$7.3	$7.0	$6.5
Segment capital (millions) (c)	$1,764	$1,451	$1,170
Return on average segment capital(d)	52.9%	75.4%	90.7%
Return on average tangible segment capital(d)	54.1%	77.4%	93.4%
Global Network Services:
Card billed business	$71.8	$67.4	$52.9
Total cards-in-force (millions)	26.3	24.8	20.3

(a)	See Glossary of Selected Terminology for the definitions of certain key terms and related information.
(b)	Global Card billed business includes activities (including cash advances) related to proprietary cards, cards issued under network partnership agreements, and certain insurance fees charged on proprietary cards.
(c)	Segment capital at the end of each respective period represents capital allocated to a segment based upon specific business operational needs, risk measures, and regulatory capital requirements.
(d)	Return on average segment capital is calculated by dividing (i) segment income ($898 million, $995 million and $1.0 billion for 2009, 2008 and 2007, respectively) by (ii) average segment capital ($1.7 billion, $1.3 billion and $1.1 billion for 2009, 2008 and 2007, respectively). Return on average tangible segment capital is computed in the same manner as return on average segment capital except the computation of average tangible segment capital excludes average goodwill and other intangibles of $36 million, $35 million and $33 million as of December 31, 2009, 2008 and 2007, respectively. The Company believes the return on average tangible segment capital is a useful measure of the profitability of its business.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2009

GNMS reported segment income of $898 million in 2009, a $97 million or 10 percent decrease from $995 million in 2008, which decreased $27 million or 3 percent from 2007.

Total Revenues Net of Interest Expense

GNMS’ total revenues net of interest expense decreased $386 million or 9 percent to $3.7 billion in 2009 compared to 2008, due to decreased discount revenue, net card fees and other and decreased interest expense credit. Discount revenue, fees and other revenues decreased $250 million or 6 percent to $3.6 billion in 2009 compared to 2008, reflecting a decline in merchant-related revenues, due to the 9 percent decrease in global card billed business, partially offset by higher GNS-related revenues. Interest expense credit decreased $137 million or 62 percent to $85 million in 2009 compared to 2008, due to a lower rate-driven interest credit related to internal transfer pricing, which recognizes the merchant services’ accounts payable-related funding benefit. Total revenues net of interest expense of $4.1 billion in 2008 were $238 million or 6 percent higher compared to 2007 due to increased discount revenue, fees and other revenues offset by lower interest expense credit.

Provisions for Losses

Provisions for losses increased $8 million or 6 percent to $135 million in 2009 compared to 2008, primarily driven by the higher provisions in GNS. Provisions for losses in 2008 increased $24 million or 23 percent to $127 million compared to 2007, primarily reflecting merchant-related provisions.

Expenses

During 2009, GNMS’ expenses decreased $285 million or 11 percent to $2.2 billion compared to 2008. Expenses in 2009, 2008 and 2007, included $22 million, $31 million and $6 million of reengineering costs, respectively, primarily related

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

to the Company’s reengineering initiatives in 2009 and 2008 as previously discussed. Expenses in 2008 of $2.5 billion were $284 million or 13 percent higher than 2007, due to increased salaries and employee benefits and other operating expenses, partially offset by a decrease in marketing and promotion expenses.

Marketing and promotion expenses decreased $32 million or 6 percent to $521 million in 2009 compared to 2008, reflecting lower brand and merchant-related marketing costs during the first nine months of 2009. Marketing and promotion expenses decreased 7 percent in 2008 to $553 million compared to 2007, reflecting lower brand and other marketing and promotion expenses as compared to incremental business-building costs in 2007.

Salaries and employee benefits and other operating expenses decreased $253 million or 13 percent to $1.7 billion in 2009 compared to 2008, primarily reflecting the benefits from the Company’s reengineering initiatives. Salaries and employee benefits and other operating expenses increased $326 million or 20 percent to $1.9 billion in 2008 compared to 2007, primarily due to increased merchant-related reserve due to the challenging economic environment, 2007 gains related to the sale of the Company’s merchant-related operations in Russia, greater salaries and employee benefits expense, which reflected the expansion of the merchant sales force and the costs related to the Company’s reengineering initiatives in 2008 and higher volume-related expenses.

Income Taxes

The effective tax rate was 35 percent in 2009, 33 percent in 2008 and 34 percent in 2007.

CORPORATE & OTHER

Corporate & Other had net income of $297 million, $168 million and $454 million in 2009, 2008 and 2007, respectively. Net income in 2009 reflected the $372 million and $172 million after-tax income related to the MasterCard and Visa litigation settlements, respectively, and $135 million of after-tax income related to the ICBC sale.

In the third quarter of 2009, the Company recorded a $180 million ($113 million after-tax) benefit associated with the Company’s accounting for a net investment in consolidated foreign subsidiaries. $135 million ($85 million after-tax) of this benefit represents the correction of an error related to the accounting for cumulative translation adjustments in prior periods. The error resulted in a $60 million ($38 million after-tax) income overstatement in the second quarter of 2009, a $135 million ($85 million after-tax) income understatement in the fourth quarter of 2008 and minimal amounts for all other periods affected dating back to the third quarter of 2007, when the incorrect accounting originated. Also included in the $180 million is a non-recurring $45 million ($28 million after-tax) related benefit which was recorded in the third quarter of 2009 as a result of changes in the fair value of certain foreign exchange forward contracts that are economic hedges to foreign currency exposures of net investments in consolidated foreign subsidiaries. Reengineering costs of $35 million after-tax, $108 million after-tax and $4 million after-tax, for 2009, 2008 and 2007, respectively, primarily related to the Company’s reengineering initiatives previously discussed.

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

EXPOSURE TO AIRLINE INDUSTRY

The Company has multiple co-brand relationships and rewards partners, of which airlines are one of the most important and valuable. The Company’s largest airline co-brand is Delta Air Lines (Delta) and this relationship includes exclusive co-brand credit card partnerships and other arrangements, including Membership Rewards, merchant acceptance and travel. American Express’ Delta SkyMiles Credit Card co-brand portfolio accounts for approximately 5 percent of the Company’s worldwide billed business and less than 15 percent of worldwide cardmember lending receivables. Refer to Note 8 to the Consolidated Financial Statements for further discussion of prepaid miles acquired from Delta.

Over the last couple of years, there were a significant number of airline bankruptcies and liquidations, driven in part by volatile fuel costs and weakening economies around the world. Historically, the Company has not experienced significant revenue declines when a particular airline scales back or ceases operations due to a bankruptcy or other financial challenges because volumes generated by that airline are typically shifted to other participants in the industry that accept the Company’s card products. The Company’s exposure to business and credit risk in the airline industry is primarily through business arrangements where the Company has remitted payment to the airline for a cardmember purchase of tickets that have not yet been used or “flown”. The Company mitigates this risk by delaying payment to the airlines with deteriorating financial situations, thereby increasing cash withheld to protect the Company in the event the airline is liquidated. To date, the Company has not experienced significant losses from airlines that have ceased operations.

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

OTHER REPORTING MATTERS

ACCOUNTING DEVELOPMENTS

See the Recently Issued Accounting Standards section of Note 1 to the Consolidated Financial Statements.

GLOSSARY OF SELECTED TERMINOLOGY

Adjusted average loans — Represents average cardmember loans on an owned or managed basis, as applicable, excluding the impact of deferred card fees, net of deferred direct acquisition costs of cardmember loans on an owned or managed basis, as applicable.

Adjusted net interest income — Represents net interest income allocated to the Company’s cardmember loans portfolio on an owned or managed basis, as applicable, which excludes the impact of card fees on loans and balance transfer fees attributable to the Company’s cardmember loans portfolio on an owned or managed basis, as applicable.

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

Average discount rate — This calculation is designed to approximate merchant pricing. It represents the percentage of billed business (both proprietary and GNS) retained by the Company from merchants it acquires, prior to payments to third parties unrelated to merchant acceptance.

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

Capital asset pricing model — Generates an appropriate discount rate using internal and external inputs to value future cash flows based on the time value of money and the price for bearing uncertainty inherent in an investment.

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

Discount revenue — Represents revenue earned from fees charged to merchants with whom the Company has entered into a card acceptance agreement for processing cardmember transactions. The discount fee generally is deducted from the Company’s payment reimbursing the merchant for cardmember purchases. Such amounts are reduced by contra- revenue such as payments to third-party card issuing partners, cash-back reward costs and corporate incentive payments.

Interest expense — Interest expense includes interest incurred primarily to fund cardmember loans, charge card product receivables, general corporate purposes, and liquidity needs, and is recognized as incurred. Interest expense is divided principally into three categories (i) deposits, which primarily relates to interest expense on deposits taken from customers and institutions, (ii) short-term borrowings, which primarily relates to interest expense on commercial paper, federal funds purchased, bank overdrafts and other short-term borrowings, and (iii) long-term debt, which primarily relates to interest expense on the Company’s long-term debt.

Interest income — Interest and fees on loans includes interest on loans which is assessed using the average daily balance method for loans owned. These amounts are recognized based upon the principal amount outstanding in accordance with the terms of the applicable account agreement until the outstanding balance is paid or written-off. Loan fees are deferred and recognized in interest income

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

on a straight-line basis over the 12-month card membership period, net of deferred direct card acquisition costs and a reserve for projected membership cancellation.

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

Interest-only strip — Interest-only strips are generated from USCS’ securitization activity and are a form of retained interest held by the Company in the securitization. This financial instrument represents the present value of estimated future positive “excess spread” expected to be generated by the securitized assets over the estimated life of those assets. Excess spread is the net cash flow from interest and fee collections allocated to the third-party investors’ interests in the securitization after deducting the interest paid on the investor certificates, credit losses, contractual servicing fees, and other expenses.

Merchant acquisition — Represents the signing of merchants to accept American Express-branded cards.

Net card fees — Represents the charge card membership fees earned during the period. These fees are recognized as revenue over the covered card membership period (typically one year), net of provision for projected refunds for cancellation of card membership.

Net interest yield on cardmember loans — Represents the net spread earned on cardmember loans. Net interest yield on cardmember loans (both on an owned and managed basis) is computed by dividing adjusted net interest income by adjusted average loans, computed on an annualized basis. The calculation of net interest yield on cardmember loans (both on an owned and managed basis) includes interest that is deemed uncollectible. For the owned and managed basis presentation, reserves and net write-offs related to uncollectible interest are recorded through provisions for losses – cardmember loans; therefore, such reserves and net write-offs are not included in the net interest yield calculation.

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

Return on average equity — Calculated by dividing one year period net income by one year average total shareholders’ equity.

Return on average tangible common equity — Computed in the same manner as ROE except the computation of average tangible common shareholders’ equity excludes average goodwill and other intangibles.

Return on average segment capital — Calculated by dividing one year period segment income by one year average segment capital.

Return on average tangible segment capital — Computed in the same manner as return on average segment capital except the computation of average tangible segment capital excludes average goodwill and other intangibles.

Risk-weighted assets — Assets are weighted for risk according to a formula used by the Federal Reserve to conform to capital adequacy guidelines. On and off-balance sheet items are weighted for risk, with off-balance sheet items converted to balance sheet equivalents, using risk conversion factors, before being allocated a risk-adjusted weight.

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

Tier 1 capital ratio — Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets. Tier 1 capital is the sum of common shareholders’ equity, certain perpetual preferred stock, and minority interests in consolidated subsidiaries, adjusted for certain other comprehensive income items, ineligible goodwill and intangible assets. This ratio is commonly used by regulatory agencies to assess a financial institution’s financial strength and is the primary form of capital used to absorb losses beyond current loss accrual estimates.

Tier 1 leverage ratio — Tier 1 leverage ratio is calculated by dividing Tier 1 capital (as defined above) by the Company’s average total consolidated assets for the most recent quarter.

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

Total cards-in-force — Represents the number of cards that are issued and outstanding. Total consumer cards-in-force includes basic cards issued to the primary account owner and any supplemental cards, which represent additional cards issued on that account. Total small business and corporate cards-in-force include basic cards issued to employee cardmembers. Proprietary cards-in-force represent card products where the Company owns the cardmember relationship, including card issuance, billing and credit management and strategic plans such as marketing, promotion, and development of card products and offerings. Proprietary cards-in-force include co-brand and affinity cards. For non-proprietary cards-in-force (except for certain independent operator network partnership agreements), the Company maintains the responsibility to acquire and service merchants that accept the Company’s cards and the cardmember relationship is owned by the Company’s network partners that issue the cards (who also provide the Company data on the number of cards they issue).

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

FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe”, “expect”, “anticipate”, “optimistic”, “intend”, “plan”, “aim”, “will”, “may”, “should”, “could”, “would”, “likely”, and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update or revise any forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: the Company’s ability to exceed for 2010 its on-average, over-time earnings per share growth target of 12 percent to 15 percent per annum, which will depend on, among other things, the factors described below, including the level of consumer and business spending, credit trends, expense management, currency and interest rate fluctuations and general economic conditions, such as unemployment and GDP growth; the Company’s ability to manage credit risk related to consumer debt, business loans, merchants and other credit trends, which will depend in part on (i) the economic environment, including, among other things, the housing market, the rates of bankruptcies and unemployment, which can affect spending on card products, debt payments by individual and corporate customers and businesses that accept the Company’s card products, (ii) the effectiveness of the Company’s credit models and (iii) the impact of recently enacted statutes and proposed legislative initiatives affecting the credit card business, including, without limitation, The Credit Card Accountability Responsibility and Disclosure Act of 2009 (the “CARD Act”); the impact of the Company’s efforts to deal with delinquent cardmembers in the current challenging economic environment, which may affect payment patterns of cardmembers and the perception of the Company’s services, products and brands; the Company’s near-term write-off rates, including those for the first and second quarters of 2010, which will depend in part on changes in the level of the Company’s loan balances, delinquency rates of cardmembers, unemployment rates, the volume of bankruptcies and recoveries of previously written-off loans; consumer and business spending on the Company’s credit and charge card products and Travelers Cheques and other prepaid products and growth in card lending balances, which depend in part on the economic environment, and the ability to issue new and enhanced card and prepaid products, services and rewards programs, and increase revenues from such products, attract new cardmembers, reduce cardmember attrition, capture a greater share of existing cardmembers’ spending, and sustain premium discount rates on its card products in light of regulatory and market pressures, increase merchant coverage, retain cardmembers after low introductory lending rates have expired, and expand the Global Network Services business; the write-off and delinquency rates in the medium- to long-term of cardmembers added by the Company during the past few years, which could impact their profitability to the Company; the Company’s ability to effectively implement changes in the pricing of certain of its products and services; fluctuations in interest rates (including fluctuations in benchmarks, such as LIBOR and other benchmark rates that may give rise to basis risk, and credit spreads), which impact the Company’s borrowing costs, return on lending products and the value of the Company’s investments; the Company’s net interest yield on cardmember loans trending downward over time closer to historical levels, which will be impacted by the affects of the CARD Act and changes in consumer behavior that affect loan balances; the actual amount to be spent by the Company on marketing, promotion, rewards and cardmember services based on management’s assessment of competitive opportunities and other factors affecting its judgment and during 2010, the extent of provision benefit, if any, from

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

lower than expected write-offs; the ability to control and manage operating, infrastructure, advertising and promotion expenses as business expands or changes, including the ability to accurately estimate the provision for the cost of the Membership Rewards program; fluctuations in foreign currency exchange rates; the Company’s ability to grow its business and generate excess capital and earnings in a manner and at levels that will allow the Company to return a portion of capital to shareholders, which will depend on the Company’s ability to manage its capital needs, and the effect of business mix, acquisitions and rating agency and regulatory requirements, including those arising from the Company’s status as a bank holding company; the ability of the Company to meet its objectives with respect to the growth of its brokered retail CD program, brokerage sweep account program and the direct deposit initiative, which will depend in part on customer demand, the perception of the Company’s brand and regulatory capital requirements; the success of the Global Network Services business in partnering with banks in the United States, which will depend in part on the extent to which such business further enhances the Company’s brand; allows the Company to leverage its significant processing scale, expands merchant coverage of the network, provides Global Network Services’ bank partners in the United States the benefits of greater cardmember loyalty and higher spend per customer, and merchant benefits such as greater transaction volume and additional higher spending customers; the ability of the Global Network Services business to meet the performance requirements called for by the Company’s settlements with MasterCard and Visa; trends in travel and entertainment spending and the overall level of consumer confidence; the uncertainties associated with business acquisitions, including, among others, the failure to realize anticipated business retention, growth and cost savings, as well as the ability to effectively integrate the acquired business into the Company’s existing operations; the success, timeliness and financial impact (including costs, cost savings, and other benefits, including increased revenues), and beneficial effect on the Company’s operating expense to revenue ratio, both in the short-term and over time, of reengineering initiatives being implemented or considered by the Company, including cost management, structural and strategic measures such as vendor, process, facilities and operations consolidation, outsourcing (including, among others, technologies operations), relocating certain functions to lower-cost overseas locations, moving internal and external functions to the internet to save costs, and planned staff reductions relating to certain of such reengineering actions, including, the ability of the Company to generate an annualized level of greater than $500 million of gross expense savings by 2012 from reengineering actions in its Global Services unit; the Company’s ability to reinvest the benefits arising from such reengineering actions in its businesses; bankruptcies, restructurings, consolidations or similar events affecting the airline or any other industry representing a significant portion of the Company’s billed business, including any potential negative effect on particular card products and services and billed business generally that could result from the actual or perceived weakness of key business partners in such industries; the triggering of obligations to make payments to certain co-brand partners, merchants, vendors and customers under contractual arrangements with such parties under certain circumstances; a downturn in the Company’s businesses and/or negative changes in the Company’s and its subsidiaries’ credit ratings, which could result in contingent payments under contracts, decreased liquidity and higher borrowing costs; the ability of the Company to satisfy its liquidity needs and execute on its funding plans, which will depend on, among other things, the Company’s future business growth, its credit ratings, market capacity and demand for securities offered by the Company, performance by the Company’s counterparties under its bank credit facilities and other lending facilities, regulatory changes, including changes to the policies, rules and regulations of the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of San Francisco, the Company’s ability to securitize and sell receivables and the performance of receivables previously sold in securitization transactions; accuracy of estimates for the fair value of the assets in the Company’s investment portfolio and, in particular, those investments that are not readily marketable; the ability of the Company’s charge card and lending trusts to maintain excess spreads at levels sufficient to avoid material set-asides or early amortization of the Company’s charge card and lending securitizations, which will depend on various factors such as income derived from the relevant portfolios and their respective credit performances; the increase in excess spread resulting from the designation of discount option receivables with respect to the American Express Credit Account Master Trust, which will depend in part on the monthly principal payment rate posted to accounts in, and the credit performance of, the securitized lending portfolio; the Company’s ability to invest in technology advances across all areas of its business to stay on the leading edge of technologies applicable to the payments industry; the Company’s ability to attract and retain executive management and other key employees; the Company’s ability to protect its intellectual property rights (IP) and avoid infringing the IP of other parties; the potential negative effect on the Company’s businesses and infrastructure, including information technology, of terrorist attacks, natural disasters, intrusion into our infrastructure by “hackers” or other catastrophic events in the future; political or economic instability in certain regions or countries, which could affect lending and other commercial activities, among other businesses, or restrictions on convertibility of certain currencies; changes in laws or government regulations; the administration’s proposal to impose a Financial Crisis Responsibility Fee at the rate of

2009 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

approximately 15 basis points on certain liabilities of banks, bank holding companies and other financial institutions with consolidated assets of at least $50 billion; the potential failure of the U.S. Congress to extend the active financing exception to Subpart F of the Internal Revenue Code, which could increase the Company’s effective tax rate and have an adverse impact on net income; the potential impact of the CARD Act and regulations adopted by federal bank regulators relating to certain credit and charge card practices, including, among others, the imposition by card issuers of interest rate increases on outstanding balances and the allocation of payments in respect of outstanding balances with different interest rates, which could have an adverse impact on the Company’s net income; accounting changes, including the implementation of changes to the accounting for off-balance sheet activities or other potential regulatory interpretations in this area, which, effective January 1, 2010, requires the Company to consolidate the assets and liabilities of the lending securitization trust, thereby requiring the Company to reestablish loss reserves, which has in turn resulted in a reduction to the Company’s regulatory capital ratios and will also result in a change with respect to the presentation of its financial statements beginning in the first quarter of 2010, and which also could result in lower credit ratings on securities issued by the Company’s off-balance sheet securitization trusts as a result of the uncertainty with respect to the ability of rating agencies to continue to rely on the FDIC’s safe harbor rule regarding the isolation of securitized assets in the event of a sponsoring bank’s receivership or conservatorship, which in turn could adversely impact the Company’s ability to utilize securitizations as a component of its funding strategy; outcomes and costs associated with litigation and compliance and regulatory matters; and competitive pressures in all of the Company’s major businesses. A further description of these and other risks and uncertainties can be found in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, and the Company’s other reports filed with the SEC.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

AMERICAN EXPRESS COMPANY

MANAGEMENT’S REPORT ON

INTERNAL CONTROL OVER

FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in the United States of America, and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.

Based on management’s assessment and those criteria, we conclude that, as of December 31, 2009, the Company’s internal control over financial reporting is effective.

PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, has issued an attestation report appearing on the following page on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AMERICAN EXPRESS COMPANY

REPORT OF INDEPENDENT

REGISTERED PUBLIC

ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AMERICAN EXPRESS COMPANY:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and shareholders’ equity present fairly, in all material respects, the financial position of American Express Company and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

New York, New York

February 25, 2010

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

CONSOLIDATED STATEMENTS OF INCOME

AMERICAN EXPRESS COMPANY

Years Ended December 31 (Millions, except per share amounts)	2009	2008	2007
Revenues
Non-interest revenues
Discount revenue	$13,389	$15,025	$14,596
Net card fees	2,151	2,150	1,919
Travel commissions and fees	1,594	2,010	1,926
Other commissions and fees	1,778	2,307	2,417
Securitization income, net	400	1,070	1,507
Other	2,087	2,157	1,751

Total non-interest revenues	21,399	24,719	24,116

Interest income
Interest and fees on loans	4,468	6,159	6,351
Interest and dividends on investment securities	804	771	673
Deposits with banks and other	59	271	400

Total interest income	5,331	7,201	7,424

Interest expense
Deposits	425	454	566
Short-term borrowings	37	483	731
Long-term debt and other	1,745	2,618	2,684

Total interest expense	2,207	3,555	3,981

Net interest income	3,124	3,646	3,443

Total revenues net of interest expense	24,523	28,365	27,559

Provisions for losses
Charge card	857	1,363	1,140
Cardmember loans	4,266	4,231	2,761
Other	190	204	202

Total provisions for losses	5,313	5,798	4,103

Total revenues net of interest expense after provisions for losses	19,210	22,567	23,456

Expenses
Marketing, promotion, rewards and cardmember services	6,467	7,361	7,817
Salaries and employee benefits	5,080	6,090	5,438
Professional services	2,408	2,413	2,280
Other, net	2,414	3,122	2,227

Total	16,369	18,986	17,762

Pretax income from continuing operations	2,841	3,581	5,694
Income tax provision	704	710	1,568

Income from continuing operations	2,137	2,871	4,126
Loss from discontinued operations, net of tax	(7)	(172)	(114)

Net income	$2,130	$2,699	$4,012

Earnings per Common Share — Basic: (Note 18)
Income from continuing operations attributable to common shareholders(a)	$1.55	$2.47	$3.49
Loss from discontinued operations	(0.01)	(0.14)	(0.09)

Net income attributable to common shareholders(a)	$1.54	$2.33	$3.40

Earnings per Common Share — Diluted: (Note 18)
Income from continuing operations attributable to common shareholders(a)	$1.54	$2.47	$3.44
Loss from discontinued operations	—	(0.15)	(0.10)

Net income attributable to common shareholders(a)	$1.54	$2.32	$3.34

Average common shares outstanding for earnings per common share:
Basic	1,168	1,154	1,173
Diluted	1,171	1,156	1,193

(a)	Represents income from continuing operations or net income, as applicable, less (i) accelerated preferred dividend accretion of $212 million for the year ended December 31, 2009 due to the repurchase of $3.39 billion of preferred shares issued as part of the Capital Purchase Program (CPP), (ii) preferred share dividends and related accretion of $94 million for the year ended December 31, 2009, and (iii) earnings allocated to participating share awards and other items of $22 million, $15 million and $26 million for the years ended December 31, 2009, 2008 and 2007, respectively.

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

AMERICAN EXPRESS COMPANY

December 31 (Millions, except share data)	2009	2008
Assets
Cash and cash equivalents
Cash and cash due from banks	$881	$1,574
Interest-bearing deposits in other banks (including securities purchased under resale agreements: 2009, $212; 2008, $141)	10,597	6,554
Short-term investment securities	4,064	12,419

Total	15,542	20,547
Accounts receivable
Cardmember receivables, less reserves: 2009, $546; 2008, $810	33,197	32,178
Other receivables, less reserves: 2009, $109; 2008, $118	5,007	4,393
Loans
Cardmember loans, less reserves: 2009, $3,268; 2008, $2,570	29,504	39,641
Other, less reserves: 2009, $27; 2008, $39	506	1,018
Investment securities	24,337	12,526
Premises and equipment — at cost, less accumulated depreciation: 2009, $4,130; 2008, $3,743	2,782	2,948
Other assets	13,213	12,607
Assets of discontinued operations	—	216

Total assets	$124,088	$126,074

Liabilities and Shareholders’ Equity
Liabilities
Customer deposits	$26,289	$15,486
Travelers Cheques outstanding	5,975	6,433
Accounts payable	8,926	8,428
Short-term borrowings	2,344	8,993
Long-term debt	52,338	60,041
Other liabilities	13,810	14,592
Liabilities of discontinued operations	—	260

Total liabilities	109,682	114,233

Commitments and contingencies (see Note 24)
Shareholders’ Equity
Common shares, $.20 par value, authorized 3.6 billion shares; issued and outstanding 1,192 million shares in 2009 and 1,160 million shares in 2008	237	232
Additional paid-in capital	11,144	10,496
Retained earnings	3,737	2,719
Accumulated other comprehensive (loss) income
Net unrealized securities gains (losses), net of tax: 2009, $(291); 2008, $458	507	(699)
Net unrealized derivatives losses, net of tax: 2009, $15; 2008, $44	(28)	(80)
Foreign currency translation adjustments, net of tax: 2009, $31; 2008, $64	(722)	(368)
Net unrealized pension and other postretirement benefit costs, net of tax: 2009, $244; 2008, $216	(469)	(459)

Total accumulated other comprehensive loss	(712)	(1,606)

Total shareholders’ equity	14,406	11,841

Total liabilities and shareholders’ equity	$124,088	$126,074

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

AMERICAN EXPRESS COMPANY

Years Ended December 31 (Millions)	2009	2008	2007
Cash Flows from Operating Activities
Net income	$2,130	$2,699	$4,012
Loss from discontinued operations, net of tax	7	172	114

Income from continuing operations	2,137	2,871	4,126
Adjustments to reconcile income from continuing operations to net cash provided by operating activities
Provisions for losses	5,313	5,798	4,103
Depreciation and amortization	1,070	712	648
Deferred taxes, acquisition costs and other	(1,429)	442	(851)
Stock-based compensation	202	229	276
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Other receivables	(730)	101	(927)
Other assets	526	(2,256)	(226)
Accounts payable and other liabilities	(23)	885	1,013
Travelers Cheques outstanding	(449)	(770)	(22)
Net cash (used in) provided by operating activities attributable to discontinued operations	(233)	129	(129)

Net cash provided by operating activities	6,384	8,141	8,011

Cash Flows from Investing Activities
Sale of investments	2,930	4,657	3,034
Maturity and redemption of investments	2,900	9,620	6,154
Purchase of investments	(13,719)	(14,724)	(9,592)
Net decrease (increase) in cardmember loans/receivables	6,154	5,940	(20,377)
Proceeds from cardmember loan securitizations	2,244	9,619	7,825
Maturities of cardmember loan securitizations	(4,800)	(4,670)	(3,500)
Purchase of premises and equipment	(772)	(977)	(938)
Sale of premises and equipment	50	27	55
Acquisitions, net of cash acquired	—	(4,589)	(124)
Net (increase) decrease in restricted cash	(1,935)	33	56
Net cash provided by investing activities attributable to discontinued operations	196	2,625	786

Net cash (used in) provided by investing activities	(6,752)	7,561	(16,621)

Cash Flows from Financing Activities
Net change in interest-bearing deposits	11,037	358	3,361
Net (decrease) increase in short-term borrowings	(6,574)	(8,693)	2,682
Issuance of long-term debt	6,697	19,213	20,833
Principal payments on long-term debt	(15,197)	(13,787)	(9,214)
Issuance of American Express Series A preferred shares and warrants	3,389	—	—
Issuance of American Express common shares	614	176	852
Repurchase of American Express Series A preferred shares	(3,389)	—	—
Repurchase of American Express stock warrants	(340)	—	—
Repurchase of American Express common shares	—	(218)	(3,572)
Dividends paid	(924)	(836)	(712)
Net cash provided by (used in) financing activities attributable to discontinued operations	40	(6,653)	1,236

Net cash (used in) provided by financing activities	(4,647)	(10,440)	15,466

Effect of exchange rate changes on cash	7	20	166

Net (decrease) increase in cash and cash equivalents	(5,008)	5,282	7,022
Cash and cash equivalents at beginning of year includes cash of discontinued operations: 2009, $3; 2008, $6,390; 2007, $4,445	20,550	15,268	8,246

Cash and cash equivalents at end of year includes cash of discontinued operations: 2009, $0; 2008, $3; 2007, $6,390	$15,542	$20,550	$15,268

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AMERICAN EXPRESS COMPANY

Three Years Ended December 31, 2009 (Millions, except per share amounts)	Total	Preferred Shares	Common Shares	Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Retained Earnings
Balances as of December 31, 2006	$10,511	$—	$240	$9,638	$(520)	$1,153
Comprehensive income
Net income	4,012					4,012
Change in net unrealized securities gains	(80)				(80)
Change in net unrealized derivatives (losses) gains	(98)				(98)
Foreign currency translation adjustments	(33)				(33)
Net unrealized pension and other postretirement benefit gains	289				289

Total comprehensive income	4,090
Repurchase of common shares	(3,572)		(12)	(494)		(3,066)
Other changes, primarily employee plans	867		4	1,020		(157)
Effect of change in accounting principle	(127)					(127)
Cash dividends declared
Common, $0.63 per share	(740)					(740)

Balances as of December 31, 2007	11,029	—	232	10,164	(442)	1,075
Comprehensive income
Net income	2,699					2,699
Change in net unrealized securities gains	(711)				(711)
Change in net unrealized derivatives (losses) gains	(9)				(9)
Foreign currency translation adjustments	(113)				(113)
Net unrealized pension and other postretirement benefit losses	(334)				(334)

Total comprehensive income	1,532
Repurchase of common shares	(218)		(1)	(42)		(175)
Other changes, primarily employee plans	334		1	374	3	(44)
Cash dividends declared
Common, $0.72 per share	(836)					(836)

Balances as of December 31, 2008	11,841	—	232	10,496	(1,606)	2,719
Comprehensive income
Net income	2,130					2,130
Change in net unrealized securities gains (losses)	1,206				1,206
Change in net unrealized derivatives losses	52				52
Foreign currency translation adjustments, including hedge gain/loss	(354)				(354)
Net unrealized pension and other postretirement benefit losses	(10)				(10)

Total comprehensive income	3,024
Issuance of preferred shares and common stock warrants	3,389	3,157		232
Preferred share accretion	—	232				(232)
Repurchase of preferred shares	(3,389)	(3,389)
Repurchase of warrants	(340)			(232)		(108)
Issuance of common shares	531		4	527
Other changes, primarily employee plans	279		1	121		157
Cash dividends declared
Preferred shares	(74)					(74)
Common, $0.72 per share	(855)					(855)

Balances as of December 31, 2009	$14,406	$—	$237	$11,144	$(712)	$3,737

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

American Express is a global service company that provides customers with access to products, insights and experiences that enrich lives and build business success. The Company’s principal products and services are charge and credit payment card products and travel-related services offered to consumers and businesses around the world. The Company’s various products and services are sold globally to diverse customer groups, including consumers, small businesses, middle-market companies, and large corporations. These products and services are sold through various channels, including direct mail, on-line applications, targeted direct and third-party sales forces and direct response advertising.

PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements of the Company are prepared in conformity with U.S. generally accepted accounting principles (GAAP). All significant intercompany transactions are eliminated. The Company has performed an evaluation of subsequent events through February 25, 2010, which is the date the financial statements were issued.

The Company consolidates all voting interest entities in which the Company holds a controlling financial interest through which the Company is able to exercise control over those entities’ operating and financial decisions. Entities in which the Company’s voting interest does not provide the Company with control, but allows the Company to exert significant influence over their financial and operating decisions are accounted for under the equity method. All other investments in equity securities, to the extent that they are not considered marketable securities, are accounted for under the cost method.

Investments with variable interest entities (VIEs) are limited. The Company consolidates any VIEs for which it is considered to be the primary beneficiary. The determination of whether an entity is a VIE is based on the amount and characteristics of the entity’s equity. An enterprise is required to consolidate a VIE when it has a variable interest for which it is deemed to be the primary beneficiary, that is, it will absorb a majority of the VIE’s expected losses or receive a majority of the VIE’s expected residual returns.

Certain reclassifications of prior period amounts have been made to conform to the current presentation. These reclassifications did not have an impact on the Company’s results of operations.

FOREIGN CURRENCY

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars based upon exchange rates prevailing at the end of each year. The resulting translation adjustments, along with any related qualifying hedge and tax effects, are included in accumulated other comprehensive (loss) income, a component of shareholders’ equity. Translation adjustments, including qualifying hedge and tax effects, are reclassified to earnings upon the sale or substantial liquidation of investments in foreign operations. Revenues and expenses are translated at the average month-end exchange rates during the year. Gains and losses related to transactions in a currency other than the functional currency, including operations outside the U.S. where the functional currency is the U.S. dollar, are reported net, in the Company’s Consolidated Statements of Income, in other non-interest revenue, interest income, interest expense, or other, net expense, depending on the nature of the activity. Net foreign currency transaction gains amounted to approximately $205 million, $15 million and $27 million in 2009, 2008 and 2007, respectively. Refer to Note 19 for further discussion of certain items that impacted these gains in 2009.

AMOUNTS BASED ON ESTIMATES AND ASSUMPTIONS

Accounting estimates are an integral part of the Consolidated Financial Statements. These estimates are based, in part, on management’s assumptions concerning future events. Among the more significant assumptions are those that relate to reserves for cardmember losses relating to loans and charge card receivables, reserves for Membership Rewards cost, fair value measurements, goodwill and income taxes. These accounting estimates reflect the best judgment of management, but actual results could differ.

TOTAL REVENUES NET OF INTEREST EXPENSE

Discount Revenue

Discount revenue represents fees charged to merchants with which the Company, or its franchise partners, has entered into card acceptance agreements for facilitating transactions between the merchants and the Company’s cardmembers. The discount generally is deducted from the payment to the merchant and recorded as discount revenue at the time the charge is captured.

Net Card Fees

Card fees are deferred and recognized on a straight-line basis over the 12-month card membership period, net of deferred direct card acquisition costs and a reserve for projected membership cancellations. Charge card fees are recognized in net card fees in the Consolidated Statements of Income and the unamortized net card fee balance is reported in other liabilities on the Consolidated Balance Sheets (refer to Note 11). Loan product fees are considered an enhancement to the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

yield on the product, and are recognized in interest and fees on loans in the Consolidated Statements of Income. The unamortized net card fee balance for lending products is reported net in cardmember loans on the Consolidated Balance Sheets (refer to Note 5).

Travel Commissions and Fees

The Company earns travel commissions and fees by charging clients transaction or management fees for selling and arranging travel and travel management services. Client transaction fee revenue is recognized at the time the client books the travel arrangements. Travel management services revenue is recognized over the contractual term of the agreement. The Company’s travel suppliers (for example, airlines, hotels, car rental companies) pay commissions and fees on tickets issued, sales and other services based on contractual agreements. Commissions and fees from travel suppliers are generally recognized at the time a ticket is purchased or over the term of the contract. Commissions and fees that are based on actual usage that is unknown at time of purchase (for example, hotel and car rentals) are recognized when cash is received.

Other Commissions and Fees

Other commissions and fees include foreign currency conversion fees, delinquency fees, service fees and other card related assessments, which are recognized primarily in the period in which they are charged to the cardmember. Also included are fees related to the Company’s Membership Rewards program, which are deferred and recognized over the period covered by the fee. The unamortized Membership Rewards fee balance is included in other liabilities on the Consolidated Balance Sheets (refer to Note 11).

Contra-revenue

The Company regularly makes payments through contractual arrangements with merchants, Commercial Card clients and certain other customers, collectively the “customers”. Payments to customers are generally classified as contra-revenue unless a specifically identifiable benefit (e.g. goods or services) is received by the Company in consideration for that payment and the fair value of such benefit is determinable and measurable. If no such benefit is identified, then the entire payment is classified as contra-revenue, and included within total non-interest revenues in the Consolidated Statements of Income in the line item where the related transaction revenues are recorded (e.g. discount revenue, travel commissions and fees, and other commissions and fees). If such a benefit is identified, then the payment is classified as expense up to the estimated fair value of the benefit.

Interest Income

Interest on loans owned is assessed using the average daily balance method. Interest is recognized based upon the loan principal amount outstanding in accordance with the terms of the applicable account agreement until the outstanding balance is paid or written-off.

Interest and dividends on investment securities primarily relates to the Company’s performing fixed-income securities. Interest income is accrued as earned using the effective interest method, which adjusts the yield for security premiums and discounts, fees and other payments, so that a constant rate of return is recognized on the investment security’s outstanding balance. Amounts are recognized until such time as a security is in default or when it is likely that future interest payments will not be made as scheduled.

Interest on deposits with banks and other is recognized as earned, and primarily relates to the placement of cash in excess of near-term funding requirements in interest-bearing time deposits, overnight sweep accounts, and other interest bearing demand and call accounts.

Interest Expense

Interest expense includes interest incurred primarily to fund cardmember loans, charge card product receivables, general corporate purposes, and liquidity needs, and is recognized as incurred. Interest expense is divided principally into three categories (i) deposits, which primarily relates to interest expense on deposits taken from customers and institutions, (ii) short-term borrowings, which primarily relates to interest expense on commercial paper, federal funds purchased, bank overdrafts and other short-term borrowings, and (iii) long-term debt, which primarily relates to interest expense on the Company’s long-term financing.

BALANCE SHEET

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from banks, interest-bearing bank balances, including securities purchased under resale agreements and other highly liquid investments with original maturities of 90 days or less.

Premises and Equipment

Premises and equipment, including leasehold improvements, are carried at cost less accumulated depreciation. Costs incurred during construction are capitalized and are depreciated once an asset is placed in service. Depreciation is generally computed using the straight-line method over the estimated useful lives of assets, which range from 3 to 8 years for equipment. Premises are depreciated based upon their estimated useful life at the acquisition date, which generally ranges from 40 to 60 years.

Leasehold improvements are depreciated using the straight-line method over the lesser of the remaining term of the leased facility or the economic life of the improvement, which ranges from 5 to 10 years. The Company maintains operating leases worldwide for facilities and equipment. Rent

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

expense for facility leases is recognized ratably over the lease term, and is calculated to include adjustments for rent concessions, rent escalations and leasehold improvement allowances. The Company accounts for lease restoration obligations in accordance with applicable GAAP, which requires recognition of the fair value of restoration liabilities when incurred, and amortization of capitalized restoration costs over the lease term.

Software development costs

The Company capitalizes certain costs associated with the acquisition or development of internal-use software. Once the software is ready for its intended use, these costs are amortized on a straight-line basis over the software’s estimated useful life, generally 5 years.

SIGNIFICANT ACCOUNTING POLICIES

The following table identifies the Company’s other significant accounting policies, the Note and page where a detailed description of each policy can be found.

Significant Accounting Policy	Note Number	Note Title	Page
Fair Value Measurements	Note 3	Fair Values of Financial Instruments	Page 77
Accounts Receivable	Note 4	Accounts Receivable	Page 80
Loans	Note 5	Loans	Page 82
Investment Securities	Note 6	Investment Securities	Page 84
Securitization Income, Net; and Asset Securitization	Note 7	Asset Securitizations	Page 87
Goodwill and Other Intangible Assets	Note 8	Other Assets	Page 91
Membership Rewards	Note 11	Other Liabilities	Page 97
Derivative Financial Instruments and Hedging Activities	Note 12	Derivative and Hedging Activities	Page 98
Income Taxes	Note 17	Income Taxes	Page 108
Other Non-Interest Revenues	Note 19	Details of Certain Consolidated Statements of Income	Page 110
Other, Net Expense	Note 19	Details of Certain Consolidated Statements of Income	Page 110
Stock-based Compensation	Note 20	Stock Plans	Page 111
Bank Holding Company	Note 23	Regulatory Matters and Capital Adequacy	Page 119
Reportable Operating Segments	Note 25	Reportable Operating Segments and Geographic Operations	Page 122

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (FASB) recently issued the following accounting standards, which are effective beginning January 1, 2010.

•

Accounting Standards Update (ASU) No. 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets: An amendment for accounting for transfers of financial assets will eliminate the concept of a qualifying special purpose entity (QSPE), therefore requiring these entities to be evaluated under the accounting guidance for consolidation of VIEs. Other changes include additional considerations when determining if sale accounting is appropriate, as well as enhanced disclosure requirements. The new standard is to be applied prospectively to transactions completed after the effective date.

•

ASU No. 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities: An amendment for accounting by enterprises involved with VIEs eliminates the scope exception for QSPEs and requires an entity to reconsider its previous consolidation conclusions reached under the VIE consolidation model, including (i) whether an entity is a VIE, (ii) whether the enterprise is the VIE’s primary beneficiary, and (iii) the required financial statement disclosures. The new standard can be applied as of the effective date, with a cumulative-effect adjustment to retained earnings recognized on that date, or retrospectively, with a cumulative-effect adjustment to retained earnings recognized as of the beginning of the first year adjusted.

The Company has determined that it will be required to consolidate the American Express Credit Account Master Trust (the Lending Trust) as a result of implementing these standards. This will result in approximately $29.0 billion of additional cardmember loans being recognized on the balance sheet of the Company effective January 1, 2010, along with $25.0 billion of long-term debt. This will also result in the reduction of the Company’s investment securities by $3.6 billion and other assets by $0.7 billion. The $29.0 billion of cardmember loans will require associated loan loss reserves of approximately $2.5 billion, which will be charged directly against retained earnings. The adjustments described above will reduce shareholders’ equity by approximately $1.8 billion on an after-tax basis. Refer to Note 7 for further discussion of the Lending Trust.

NOTE 2

ACQUISITIONS AND DISCONTINUED OPERATIONS

ACQUISITIONS

Revolution Money

On January 15, 2010, the Company purchased Revolution Money, a provider of secure person-to-person payment services through an internet based platform, for approximately $300 million. The majority of the consideration paid is expected to be recorded as goodwill, with the remainder to be allocated to finite-lived intangible assets and other miscellaneous assets and liabilities.

Corporate Payment Services

On March 28, 2008, the Company purchased Corporate Payment Services (CPS), General Electric Company’s commercial card and corporate purchasing business unit. The Company acquired $2.2 billion in assets and assumed $63 million in liabilities. The total cash consideration of $2.3 billion paid by the Company consisted of the contractual purchase price of approximately $1.1 billion plus the repayment of CPS’ $1.2 billion in outstanding debt as of the acquisition date.

DISCONTINUED OPERATIONS

On September 18, 2007, the Company entered into an agreement to sell its international banking subsidiary, American Express Bank Ltd. (AEB) to Standard Chartered PLC (Standard Chartered) and to sell American Express International Deposit Company (AEIDC) through a put/call agreement to Standard Chartered 18 months after the close of the AEB sale. The sale of AEB was completed on February 29, 2008. In the third quarter of 2008, AEIDC qualified to be reported as a discontinued operation. The sale of AEIDC was completed on September 10, 2009.

For all periods presented, all of the operating results, assets and liabilities, and cash flows of AEB (except for certain components of AEB that were not sold) and AEIDC have been removed from the Corporate & Other segment and are presented separately in discontinued operations in the Company’s Consolidated Financial Statements. The Notes to the Consolidated Financial Statements have been adjusted to exclude discontinued operations unless otherwise noted.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

NOTE 3

FAIR VALUES

As permitted under GAAP, the Company adopted new fair value measurement and disclosure requirements in two phases. The first phase, effective for the Company January 1, 2008, establishes requirements for fair value measurements of financial assets and liabilities, and other recurring fair value measurements reported or disclosed at fair value. The second phase, effective for the Company January 1, 2009, establishes requirements for all other assets and liabilities recognized or disclosed at fair value on a nonrecurring basis.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date, and is based on the Company’s principal or most advantageous market for the specific asset or liability.

GAAP established a three-level hierarchy of inputs to valuation techniques used to measure fair value, defined as follows:

•	Level 1 – inputs that are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability, including:

-	Quoted prices for similar assets or liabilities in active markets

-	Quoted prices for identical or similar assets or liabilities in markets that are not active

-	Inputs other than quoted prices that are observable for the asset or liability

-	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•

Level 3 – inputs that are unobservable and reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances (e.g. internally derived assumptions surrounding the timing and amount of expected cash flows).

As summarized in the table below, the Company has financial assets and liabilities that are measured at fair value on a recurring basis. For the year ended December 31, 2009, the Company did not have any significant assets or liabilities that were measured at fair value on a nonrecurring basis in periods subsequent to initial recognition.

The following table provides a summary of the estimated fair values for the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by GAAP’s valuation hierarchy (as described above), as of December 31:

(Millions)	2009				2008
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets
Investment securities(a)	$20,738	$530	$20,208	$—	$11,782	$—	$11,782	$—
Retained subordinated securities	3,599	—	—	3,599	744	—	—	744
Interest-only strip	20	—	—	20	32	—	—	32
Derivatives(b)	833	—	833	—	1,782	—	1,782	—

Total assets(c)	$25,190	$530	$21,041	$3,619	$14,340	$—	$13,564	$776

Liabilities
Derivatives(b)	$283	$—	$283	$—	$483	$—	$483	$—

Total liabilities	$283	$—	$283	$—	$483	$—	$483	$—

(a)	Excludes retained subordinated securities and interest-only strip.
(b)	GAAP permits the netting of derivative assets and derivative liabilities when a legally enforceable master netting agreement exists between the Company and its derivative counterparty. As of December 31, 2009 and 2008, $33 million and $39 million, respectively, of derivative assets and liabilities have been offset and presented net on the Consolidated Balance Sheets.
(c)	The Company’s defined benefit pension plan (the Plan) assets are included in the determination of the Plan’s net funded status, which is reported in other liabilities in the Consolidated Balance Sheets. The Plan assets are also measured at fair value on an annual basis, applying inputs in the fair value hierarchy as described above. Refer to Note 21 for further details.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

The table below presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2009 and 2008, including realized and unrealized gains (losses) included in earnings and accumulated other comprehensive (loss) income:

(Millions)	2009				2008
	Investments- Retained Subordinated Securities		Other Assets- Interest-Only Strip		Investments- Retained Subordinated Securities		Other Assets- Interest-Only Strip
Beginning fair value, January 1	$744		$32		$78		$223
Increases in securitized loans(a)	1,760		—		1,250		—
Unrealized and realized gains (losses)	1,095	(b)	(12	)(c)	(584	)(b)	(191	)(c)

Ending fair value, December 31	$3,599		$20		$744		$32

(a)	Represents cost basis of securitized loans.
(b)	Included in accumulated other comprehensive (loss) income.
(c)	Included in securitization income, net.

VALUATION TECHNIQUES USED IN MEASURING

FAIR VALUE

GAAP requires disclosure of the estimated fair value of all financial instruments. A financial instrument is defined as cash, evidence of an ownership in an entity, or a contract between two entities to deliver cash or another financial instrument or to exchange other financial instruments. The disclosure requirements for the fair value of financial instruments exclude leases, equity method investments, affiliate investments, pension and benefit obligations, insurance contracts and all non-financial instruments.

For the financial assets and liabilities measured at fair value on a recurring basis, summarized in the valuation hierarchy table above, the Company applies the following valuation techniques to measure fair value:

Investment Securities (Excluding Retained Subordinated Securities and the Interest-only Strip)

•	When available, quoted market prices in active markets are used to determine fair value. Such investment securities are classified within Level 1 of the fair value hierarchy.

•

When quoted prices in an active market are not available, the fair values for the Company’s investment securities are obtained primarily from pricing services engaged by the Company, and the Company receives one price for each security. The fair values provided by the pricing services are estimated by using pricing models, where the inputs to those models are based on observable market inputs. The inputs to the valuation techniques applied by the pricing services vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades and broker-dealer quotes, all with reasonable levels of transparency. The pricing services did not apply any adjustments to the pricing models used. In addition, the Company did not apply any adjustments to prices received from the pricing services. The Company classifies the prices obtained from the pricing services within Level 2 of the fair value hierarchy because the underlying inputs are directly observable from active markets or recent trades of similar securities in inactive markets. However, the pricing models used do entail a certain amount of subjectivity and therefore differing judgments in how the underlying inputs are modeled could result in different estimates of fair value.

The Company has reaffirmed its understanding of the valuation techniques used by its pricing services. In addition, the Company corroborates the prices provided by its pricing services to test their reasonableness by comparing their prices to valuations from different pricing sources as well as comparing prices to the sale prices received from sold securities. Refer to Note 6 for additional fair value information.

Retained Subordinated Securities

The Company determines the fair value of its retained subordinated securities using discounted cash flow models. The discount rate used is based on an interest rate curve that is observable in the marketplace plus an unobservable credit spread commensurate with the risk of these securities and similar financial instruments. The Company classifies such securities in Level 3 of the fair value hierarchy because the applicable credit spreads are not observable due to the illiquidity in the market with respect to these securities and similar financial instruments. Refer to Note 7 for additional fair value information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

Interest-only Strip

The fair value of the interest-only strip is the present value of estimated future positive excess spread expected to be generated by the securitized loans over the estimated remaining life of those loans. Management utilizes certain estimates and assumptions to determine the fair value of the interest-only strip asset, including estimates for finance charge yield, credit losses, London Interbank Offered Rate (LIBOR) (which determines future certificate interest costs), monthly payment rate and discount rate. On a quarterly basis, the Company compares the assumptions it uses in calculating the fair value of its interest-only strip to observable market data when available, and to historical trends. The interest-only strip is classified within Level 3 of the fair value hierarchy due to the significance of the unobservable inputs used in valuing this asset. Refer to Note 7 for additional fair value information.

Derivative Financial Instruments

The fair value of the Company’s derivative financial instruments, which could be assets or liabilities on the Consolidated Balance Sheets, is estimated by using either a third-party valuation service that uses proprietary pricing models, or by using internal pricing models, neither of which contain a high level of subjectivity as the valuation techniques used do not require significant judgment and inputs to those models are readily observable from actively quoted markets. In each case, the valuation models used are consistently applied and reflect the contractual terms of the derivatives, including the period of maturity, and market-based parameters such as interest rates, foreign exchange rates, equity indices or prices, and volatility.

Credit valuation adjustments are necessary when the market parameters (for example, a benchmark curve) used to value derivatives are not indicative of the credit quality of the Company or its counterparties. The Company considers the counterparty credit risk by applying an observable forecasted default rate to the current exposure. Refer to Note 12 for additional fair value information.

The following table discloses the estimated fair values for the Company’s financial assets and financial liabilities not carried at fair value as of December 31:

(Rounded to nearest billion)	2009		2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:
Assets for which carrying values equal or approximate fair value	$57	$57	$58	$58
Loans	$30	$30	$41	$41
Financial Liabilities:
Liabilities for which carrying values equal or approximate fair value	$33	$33	$37	$37
Certificates of deposit	$15	$16	$8	$7
Long-term debt	$52	$54	$60	$56

The fair values of these financial instruments are estimates based upon market conditions and perceived risks as of December 31, 2009 and 2008, and require management judgment. These figures may not be indicative of their future fair values. The fair value of the Company cannot be estimated by aggregating the amounts presented.

The following methods were used to determine estimated fair values:

FINANCIAL ASSETS FOR WHICH CARRYING VALUES EQUAL OR APPROXIMATE FAIR VALUE

Financial assets for which carrying values equal or approximate fair value include cash and cash equivalents, cardmember receivables, accrued interest and certain other assets. For these assets, the carrying values approximate fair value because they are short-term in duration or variable rate in nature.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

FINANCIAL ASSETS CARRIED AT OTHER THAN FAIR VALUE

Loans

Loans are recorded at historical cost, less reserves, on the Consolidated Balance Sheets. In estimating the fair value for the Company’s loans, the principal market is assumed to be the securitization market, and the Company uses the hypothetical securitization price to determine the fair value of the portfolio. The securitization price is estimated from the assumed proceeds of the hypothetical securitization in the current market, adjusted for securitization uncertainties such as market conditions and liquidity.

FINANCIAL LIABILITIES FOR WHICH CARRYING VALUES EQUAL OR APPROXIMATE FAIR VALUE

Financial liabilities for which carrying values equal or approximate fair value include accrued interest, customer deposits (excluding certificates of deposit, which are described further below), Travelers Cheques outstanding, short-term borrowings and certain other liabilities for which the carrying values approximate fair value because they are short-term in duration, variable rate in nature, or have no defined maturity.

FINANCIAL LIABILITIES CARRIED AT OTHER THAN FAIR VALUE

Certificates of Deposit

Certificates of deposit (CDs) are recorded at their historical issuance cost on the Consolidated Balance Sheets. Fair value is estimated using a discounted cash flow methodology based on the Company’s current borrowing rates for similar types of CDs.

Long-term Debt

Long-term debt is recorded at historical issuance cost on the Consolidated Balance Sheets. Fair value is estimated using either quoted market prices or discounted cash flows based on the Company’s current borrowing rates for similar types of borrowing.

NOTE 4

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

RESERVES FOR LOSSES – CARDMEMBER RECEIVABLES

Reserves for losses relating to cardmember receivables represent management’s best estimate of the losses inherent in the Company’s outstanding portfolio of receivables. Management’s evaluation process requires certain estimates and judgments. Reserves for these losses are primarily based upon models that analyze portfolio performance and reflect management’s judgment regarding overall reserve adequacy. The analytic models take into account several factors, including average losses and recoveries over an appropriate historical period. Management considers whether to adjust the analytic models for specific factors such as increased risk in certain portfolios, impact of risk management initiatives on portfolio performance and concentration of credit risk based on factors such as tenure, industry or geographic regions. In addition, management adjusts the reserves for losses for other external environmental factors such as leading economic and market indicators, and the legal and regulatory environment. Generally, due to the short-term nature of cardmember receivables, the impact of the other external environmental factors on the inherent losses within the cardmember receivable portfolio is not significant. As part of this evaluation process, management also considers various reserve coverage metrics, such as reserves as a percentage of past-due amounts, reserves as a percentage of cardmember receivables and net write-off coverage.

Cardmember receivables balances are written off when management deems amounts to be uncollectible and is generally determined by the number of days past due. Cardmember receivables within the U.S. Card Services (USCS) segment are generally written off when 180 days past due and cardmember receivables within the International Card Services (ICS) and Global Commercial Services (GCS) segments are generally written off when 360 days past billing. Receivables in bankruptcy or owed by deceased individuals are written off upon notification. Recoveries are recognized on a cash basis.

Prior to the fourth quarter of 2008, cardmember receivables in the USCS segment were written off when 360 days past billing. During 2008, consistent with applicable bank regulatory guidance, the Company modified its write-off methodology to write off cardmember receivables in the USCS segment when 180 days past due. Net cardmember

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

receivables write-offs in 2008 included approximately $341 million resulting from this change in write-off methodology.

The impact of this change to the provision for charge card losses was not material.

Accounts receivable as of December 31 consisted of:

(Millions)	2009	2008
U.S. Card Services	$17,750	$17,822
International Card Services	5,944	5,582
Global Commercial Services	9,844	9,397
Global Network & Merchant Services(a)	205	187

Cardmember receivables gross(b)	33,743	32,988
Less: Cardmember reserve for losses	546	810

Cardmember receivables, net	$33,197	$32,178

Other receivables, net(c)	$5,007	$4,393

(a)	Includes receivables primarily related to the Company’s business partners and International Currency Card portfolios.
(b)	Includes approximately $10.4 billion and $9.9 billion of cardmember receivables outside the United States as of December 31, 2009 and 2008, respectively.
(c)	Other receivables primarily represent amounts due from the Company’s travel customers, third party issuing partners, accrued interest on investments, receivables acquired in connection with the purchase of CPS, Company cash held in an off-balance sheet securitization trust for daily settlement requirements and other receivables due to the Company in the ordinary course of business.

The following table presents changes in the cardmember receivables reserve for losses for years ended December 31:

(Millions)	2009	2008	2007
Balance, January 1	$810	$1,149	$981
Additions:
Cardmember receivables provision(a)	857	1,363	1,140
Deductions:
Cardmember receivables net write-offs(a)	(1,131)	(1,552)	(907)
Cardmember receivables other(b)	10	(150)	(65)

Balance, December 31	$546	$810	$1,149

(a)	For cardmember receivables, represents provision for losses and write-offs consisting of principal (resulting from authorized and unauthorized transactions) and fee components, less recoveries of $349 million, $187 million and $203 million for 2009, 2008 and 2007, respectively.
(b)	For December 31, 2008, these amounts primarily include adjustments related to the reclassification of waived fee reserves to a contra-cardmember receivable. This amount, for all periods, includes foreign currency translation adjustments.

Refer to Note 5 for discussion on pledged cardmember receivables as of December 31, 2009 and 2008. Also refer to Note 5 for impaired cardmember receivables as of December 31, 2009 and 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

NOTE 5

LOANS

CARDMEMBER LOANS

Cardmember loans represent amounts due from lending product customers. These loans are recorded at the time a cardmember enters into a point-of-sale transaction with a merchant or when a charge card customer enters into an extended payment arrangement. Cardmember loans are presented on the Consolidated Balance Sheets net of reserves for cardmember losses, unamortized net card fees and include accrued interest receivable and fees as of the balance sheet date. The Company’s policy is to generally cease accruing for interest receivable on a cardmember loan at the time when the account is written off.

RESERVES FOR LOSSES – CARDMEMBER LOANS

Reserves for losses relating to cardmember loans represent management’s best estimate of the losses inherent in the Company’s outstanding portfolio of loans. Management’s evaluation process requires certain estimates and judgments. Reserves for these losses are primarily based upon models that analyze portfolio performance and reflect management’s judgment regarding overall reserve adequacy. The analytic models take into account several factors, including average losses and recoveries over an appropriate historical period. Management considers whether to adjust the analytic models for specific factors such as increased risk in certain portfolios, impact of risk management initiatives on portfolio performance and concentration of credit risk based on factors such as tenure, industry or geographic regions. In addition, management adjusts the reserves for losses for other external environmental factors including leading economic and market indicators such as the unemployment rate, GDP, home price indices, non-farm payrolls, personal consumption expenditures index, consumer confidence index, purchasing manager’s index, bankruptcy filings and the legal and regulatory environment. As part of this evaluation process, management also considers various reserve coverage metrics, such as reserves as a percentage of past-due amounts, reserves as a percentage of cardmember loans and net write-off coverage.

Cardmember loan balances are written off when management deems amounts to be uncollectible and is generally determined by the number of days past due (at 180 days past due). Cardmember loans in bankruptcy or owed by deceased individuals are written off upon notification. Recoveries are recognized on a cash basis.

Loans as of December 31 consisted of:

(Millions)	2009	2008
U.S. Card Services	$23,507	$32,684
International Card Services	9,241	9,499
Global Commercial Services	24	28

Cardmember loans(a)	32,772	42,211
Less: Cardmember loans reserve for losses	3,268	2,570

Cardmember loans, net	$29,504	$39,641

Other loans, net(b)	$506	$1,018

(a)	Cardmember loan balance is net of unamortized net card fees of $114 million and $115 million as of December 31, 2009 and 2008, respectively.
(b)	Other loans primarily represent small business installment loans, a store card portfolio whose billed business is not processed on the Company’s network and small business loans associated with the CPS acquisition. Other loans at December 31, 2008, included a loan to an affiliate in discontinued operations.

The following table presents changes in the cardmember loans reserve for losses for years ended December 31:

(Millions)	2009	2008	2007
Balance, January 1	$2,570	$1,831	$1,171
Additions:
Cardmember loans provisions(a)	4,209	4,106	2,615
Cardmember loans other(b)	57	125	146

Total provision	4,266	4,231	2,761

Deductions:
Cardmember loans net write-offs — principal(c)	(2,949)	(2,643)	(1,636)
Cardmember loans net write-offs — interest and fees(c)	(448)	(580)	(354)
Cardmember loans other(d)	(171)	(269)	(111)

Balance, December 31	$3,268	$2,570	$1,831

(a)	Represents loss provisions for cardmember loans consisting of principal (resulting from authorized transactions), interest and fee reserves components.
(b)	Primarily represents adjustments to cardmember loans resulting from unauthorized transactions. For December 31, 2008 and 2007, this amount also includes waived fees.
(c)	Cardmember loans net write-offs – principal for 2009, 2008 and 2007 include recoveries of $327 million, $301 million and $295 million, respectively. Recoveries of interest and fees were de minimis.
(d)

For December 31, 2009, the amount for cardmember loans primarily includes $160 million of reserves that were removed in connection with securitizations during the period. The offset is in the allocated cost of the associated retained subordinated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

securities. For December 31, 2008, these amounts include reclassification of waived fee reserves to contra-cardmember loans. This amount, for all periods, includes foreign currency translation adjustments.

PLEDGED LOANS AND RECEIVABLES

Certain cardmember loans and receivables totaling approximately $16.3 billion are pledged by the Company to its securitization Trusts (refer to Note 7). Upon adoption of new GAAP governing transfers of financial assets as of January 1, 2010, and the resulting consolidation of the Lending Trust (refer to Note 1), approximately $29.0 billion of additional cardmember loans will be recognized on the balance sheet of the Company. While the $29.0 billion of additional cardmember loans were sold by the Company’s bank subsidiaries to the Lending Trust, such loans are deemed to be pledged by the Company to the Company’s Lending Trust.

IMPAIRED LOANS AND RECEIVABLES

Individually “impaired” loans and receivables are defined by GAAP as larger balance or smaller balance homogeneous restructured loans and receivables for which it is probable that the lender will be unable to collect all amounts due according to the original contractual terms of the loan and receivable agreement. The Company may modify cardmember loans and receivables and such modifications may include reducing the interest rate/delinquency fees on the loans and receivables and/or placing the cardmember on a fixed payment plan not exceeding 60 months. If the cardmember does not comply with the modified terms, then the loan or receivable agreement reverts back to its original terms. Impaired loans and receivables include long-term modification programs or Troubled Debt Restructurings (TDR), wherein the terms of a loan or receivable have been modified for cardmembers that are experiencing financial difficulties and a long-term concession (more than 12 months) has been granted to the borrower. TDRs totaled $114 million and $71 million of cardmember loans and receivables outstanding as of December 31, 2009 and 2008, respectively. Reserves for losses for TDRs is determined by the difference between cash flows expected to be received from the cardmember discounted at the original contractual interest rates and the carrying value of the cardmember balance.

The Company’s policy is generally to accrue interest through the date of charge-off (i.e. 180 days past due). Loans amounting to $299 million and $927 million at December 31, 2009 and 2008, respectively, were past due 90 days or more and still accruing interest. These amounts include $46 million and $69 million of cardmember loans that are also included in the Short Term Modification Programs discussed above. In addition, as of December 31, 2009 and 2008, loans of $494 million and $14 million, respectively, were not accruing interest. These amounts primarily include certain cardmember loans placed with outside collection agencies.

OTHER LOANS AND RECEIVABLES WITH SHORT-TERM MODIFICATIONS

In addition to the TDRs discussed above, the Company has instituted other modification programs that include short-term (12 months or less) interest rate and fee reductions to cardmembers experiencing financial difficulty (“Short Term Modification Programs”). As of December 31, 2009 and 2008, approximately $701 million and $497 million, respectively, in cardmember loans and receivables have been modified under these Short Term Modification Programs. These amounts include $46 million and $69 million, respectively, of cardmember loans that are also included in loans past due 90 days or more still accruing interest discussed above. The short-term modifications to these cardmember loans and receivables had no incremental impact on the Company’s reserve for losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

NOTE 6

INVESTMENT SECURITIES

Investment securities include debt and equity securities and are classified as available-for-sale. The Company’s investment securities, principally debt securities, are carried at fair value on the Consolidated Balance Sheets with unrealized gains (losses) recorded in accumulated other comprehensive (loss) income, net of income tax provisions (benefits). Realized gains and losses are recognized in results of operations upon disposition of the securities using the specific identification method on a trade date basis. Refer to Note 3 for a description of the Company’s methodology for determining the fair value of its investment securities.

The following is a summary of investment securities as of December 31:

(Millions)	2009				2008
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

State and municipal obligations	$6,457	$51	$(258)	$6,250	$6,628	$37	$(1,034)	$5,631
U.S. Government treasury obligations	5,556	10	—	5,566	1,933	48	—	1,981
U.S. Government agency obligations	6,699	47	(1)	6,745	3,141	44	—	3,185
Mortgage-backed securities(a)	179	3	(2)	180	73	2	—	75
Retained subordinated securities(b)	3,088	512	(1)	3,599	1,328	—	(584)	744
Equity securities(c)	100	430	—	530	200	344	—	544
Corporate debt securities(d)	1,333	14	(12)	1,335	230	1	(13)	218
Foreign government bonds and obligations	90	2	—	92	84	1	(4)	81
Other(e)	40	—	—	40	67	—	—	67

Total	$23,542	$1,069	$(274)	$24,337	$13,684	$477	$(1,635)	$12,526

(a)	Represents mortgage-backed securities guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae.
(b)	Consists of investments in retained subordinated securities from the Company’s cardmember loan securitization program.
(c)	Represents the Company’s investment in Industrial and Commercial Bank of China (ICBC).
(d)	The December 31, 2009 balance includes $1.1 billion (cost basis) of corporate debt obligations issued under the Temporary Liquidity Guarantee Program (TLGP) that are guaranteed by the Federal Deposit Insurance Corporation (FDIC).
(e)	Other is primarily comprised of investments in various mutual funds.

OTHER-THAN-TEMPORARY IMPAIRMENT

Realized losses are recognized when management determines that a decline in value is other-than-temporary. Such determination requires judgment regarding the amount and timing of recovery. The Company reviews and evaluates its investments at least quarterly and more often, as market conditions may require, to identify investments that have indications of other-than-temporary impairments. The determination of other-than-temporary impairment is a subjective process, requiring the use of judgments and assumptions. It is reasonably possible that a change in estimate will occur in the near term relating to other-than- temporary impairment. Accordingly, the Company considers several factors when evaluating debt securities for an other-than-temporary impairment including the determination of the extent to which the decline in fair value of the security is due to increased default risk for the specific issuer or market interest rate risk. With respect to increased default risk, the Company assesses the collectibility of principal and interest payments by monitoring issuers’ credit ratings, related changes to those ratings, specific credit events associated with the individual issuers as well as the credit ratings of a financial guarantor, where applicable, and the extent to which amortized cost exceeds fair value and the duration and size of that difference. With respect to market interest rate risk, including benchmark interest rates and credit spreads, the Company assesses whether it has the intent to sell the securities, and whether it is more likely than not that the Company will not be required to sell the securities before recovery of any unrealized losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

The following table provides information about the Company’s investment securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31:

(Millions)	2009				2008
	Less than 12 months		12 months or more		Less than 12 months		12 months or more
Description of Securities	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses

State and municipal obligations	$837	$(25)	$2,074	$(233)	$2,515	$(326)	$2,037	$(708)
U.S. Government agency obligations	249	(1)	—	—	—	—	—	—
Mortgage-backed securities	120	(2)	4	—	—	—	—	—
Retained subordinated securities	—	—	75	(1)	744	(584)	—	—
Corporate debt securities	102	(1)	38	(11)	35	(1)	99	(12)
Foreign government bonds and obligations	—	—	—	—	27	(4)	—	—

Total	$1,308	$(29)	$2,191	$(245)	$3,321	$(915)	$2,136	$(720)

The following table summarizes the unrealized losses of temporary impairments by ratio of fair value to amortized cost as of December 31:

(Dollars in millions)	Less than 12 months			12 months or more				Total
Ratio of Fair Value to Amortized Cost	Number of Securities	Estimated Fair Value	Gross Unrealized Losses	Number of Securities	Estimated Fair Value	Gross Unrealized Losses	Number of Securities	Estimated Fair Value	Gross Unrealized Losses

2009:
90%–100%	155	$1,289	$(25)	235	$1,414	$(87)	390	$2,703	$(112)
Less than 90%	2	19	(4)	83	777	(158)	85	796	(162)

Total as of December 31, 2009	157	$1,308	$(29)	318	$2,191	$(245)	475	$3,499	$(274)

2008:
90%–100%	327	$1,289	$(73)	37	$111	$(7)	364	$1,400	$(80)
Less than 90%	321	2,032	(842)	310	2,025	(713)	631	4,057	(1,555)

Total as of December 31, 2008	648	$3,321	$(915)	347	$2,136	$(720)	995	$5,457	$(1,635)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

The gross unrealized losses on state and municipal securities and all other debt securities are attributable to a number of reasons such as issuer specific credit spreads and changes in market interest rates.

In assessing default risk on these securities, excluding the Company’s retained subordinated securities, the Company has qualitatively considered the key factors identified above and determined that it expects to collect all of the contractual cash flows due on the securities. In assessing default risk on the retained subordinated securities, the Company has analyzed the projected cash flows of the American Express Credit Account Master Trust (the Lending Trust) and expects to collect all of the contractual cash flows due on the securities.

Overall, for the investment securities in gross unrealized loss positions identified above (a) the Company does not intend to sell the securities, (b) it is more likely than not that the Company will not be required to sell the securities before recovery of the unrealized losses, and (c) the Company expects that the contractual principal and interest will be received on the securities.

SUPPLEMENTAL INFORMATION

Gross realized gains and losses on sales of investment securities, included in other non-interest revenues, are as follows:

(Millions)	2009		2008	2007
Gains	$226	(a)	$20	$14
Losses	(1)		(8)	(5)

Total	$225		$12	$9

(a)	Primarily represents the gain from the sale of 50 percent of the Company’s investment in ICBC.

Contractual maturities of investment securities, excluding equity securities and other securities (primarily mutual funds with no stated maturity), as of December 31, 2009, are as follows:

(Millions)	Cost	Estimated Fair Value
Due in:
Due within 1 year	$10,285	$10,333
Due after 1 year but within 5 years	6,439	6,919
Due after 5 years but within 10 years	704	759
Due after 10 years	5,974	5,756

Total	$23,402	$23,767

The Company’s individual investments in the unrated classes of its retained subordinated securities contain multiple maturity dates over periods ranging from 2010 through 2018. Accordingly, in the table above, the Company has classified such investments based on the weighted-average maturity. In addition, the expected payments on state and municipal obligations and mortgage-backed securities may not coincide with their contractual maturities because borrowers have the right to call or prepay certain obligations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

NOTE 7

ASSET SECURITIZATIONS

The Company periodically securitizes cardmember receivables and loans arising from its card business through the transfer of those assets to a trust. The trust then issues securities to third-party investors, collateralized by the transferred assets. Securitization transactions are accounted for as either sales or secured borrowings, based on the structure of the transaction and the current GAAP requirements. Refer to Note 1 for a description of the changes in GAAP governing the accounting for transfers of financial assets, which will result in all securitization transactions being accounted for as secured borrowings by the Company effective January 1, 2010.

Based on GAAP in effect at December 31, 2009, in order for a securitization of financial assets to be accounted for as a sale, the transferor must surrender control over those financial assets to the extent that the transferor receives consideration other than beneficial interests in the transferred assets.

Cardmember loans are transferred to the American Express Credit Account Master Trust, the Lending Trust, which meets the criteria of a qualifying special purpose entity (QSPE), and such transactions qualify as accounting sales through year-end, 2009. Accordingly, when loans were sold through securitizations, the Company removed the loans from its Consolidated Balance Sheets and recognized a gain or loss on sale and retained interests in the securitizations.

Cardmember receivables are transferred to the American Express Issuance Trust, the Charge Trust, which is not a QSPE. Securitizations of cardmember receivables are accounted for as secured borrowings.

OFF-BALANCE SHEET SECURITIZATIONS

Servicing Portfolio

In consideration for the transfer of the current cardmember loans, as well as the future cash flows related to the cardmember account, the Company, through its subsidiaries, receives an undivided, pro rata interest in the trust referred to as seller’s interest, which is equal to the balance of all cardmember loans ($36.2 billion and $40.5 billion as of December 31, 2009 and 2008, respectively) transferred to the Lending Trust plus the associated accrued interest receivable ($918 million and $1.1 billion at December 31, 2009 and 2008, respectively) less the investors’ portion of those assets (securitized cardmember loans). Seller’s interest is reported as cardmember loans on the Company’s Consolidated Balance Sheets. Any accrued interest related to the investors’ portion of securitized cardmember loans is reported as other assets on the Company’s Consolidated Balance Sheets.

The Company retains servicing responsibilities for the transferred cardmember loans through its subsidiary, American Express Travel Related Services Company, Inc. (TRS), and earns a related fee. No servicing asset or liability is recognized at the time of a securitization because the Company receives adequate compensation relative to current market servicing fees.

The following table illustrates the activity in the Lending Trust (including the securitized cardmember loans and seller’s interest) for the years ended December 31:

(Millions)	2009	2008
Lending Trust assets, January 1	$41,579	$36,194
Account additions, net	2,956	10,187
Cardmember activity, net	(7,457)	(4,802)

Lending Trust assets, December 31	$37,078	$41,579

Securitized cardmember loans, January 1	$28,955	$22,670
Impact of issuances, external	2,250	9,640
Impact of issuances, retained	2,013	1,315
Impact of maturities	(4,892)	(4,670)

Securitized cardmember loans, December 31	$28,326	$28,955

Seller’s interest, January 1	$12,624	$13,524
Impact of issuances	(4,263)	(10,955)
Impact of maturities	4,892	4,670
Account additions, net	2,956	10,187
Cardmember activity, net	(7,457)	(4,802)

Seller’s interest, December 31	$8,752	$12,624

The Company announced in the second quarter of 2009 that certain actions affecting outstanding series of securities issued by the Lending Trust were completed in order to adjust the credit enhancement structure of substantially all of the outstanding series of securities previously issued by the Lending Trust. These actions were to address the concerns of rating agencies and the decline in the trust excess spread due to the performance of the underlying credit card receivables in the Lending Trust. The actions, which are permitted by the transaction documents governing the Lending Trust, consisted of the following:

1.	Issuance of two new series of investor certificates (collectively, the “Series D Certificates”) equaling approximately $1.5 billion in aggregate. The Series D Certificates were acquired by the Company in exchange for a portion of the sellers’ interest in the Lending Trust. The D Certificates, which were issued at a market interest rate, are subordinated to all other investor certificates and therefore provide additional credit enhancement to all outstanding series. These certificates have various maturities, including a final maturity of 2018.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

2.	Designation of a percentage of new principal receivables arising from accounts in the Lending Trust as “Discount Option Receivables” (as defined in the Lending Trust documentation). As permitted under the terms of the transaction documents governing the Lending Trust, collections on Discount Option Receivables may be applied as finance charge collections, which increased the yield on the assets in the Lending Trust by approximately 400-650 basis points beginning with the July 2009 monthly reporting period. The designation of Discount Option Receivables is scheduled to continue through 2010.

The actions described above did not have a material impact on the Company’s results of operations.

Securitization Income

The following table summarizes the activity related to securitized loans reported in securitization income, net for the years ended December 31:

(Millions)	2009	2008	2007
Excess spread, net(a)	$(155)	$544	$1,025
Servicing fees	562	543	425
(Losses) Gains on sales from securitizations(b)	(7)	(17)	57

Securitization income, net	$400	$1,070	$1,507

(a)	Excess spread, net is the net cash flow from interest and fee collections allocated to the investors’ interests after deducting the interest paid on investor certificates, credit losses, contractual servicing fees, other expenses, and the changes in the fair value of the interest-only strip. This amount excludes issuer rate fee collections, which are a portion of monthly discount revenue that is earned and collected by the Company on new transactions by cardmembers that have their loans sold into the Lending Trust. These cash flows are available to pay monthly Lending Trust expenses. The issuer rate is reported in discount revenue in the Company’s Consolidated Statements of Income. In periods when the excess spread, net in the Lending Trust becomes negative, and the issuer rate fee collections are utilized to pay Lending Trust expenses, the Company recognizes an expense in securitization income, net in the Company’s Consolidated Statements of Income.
(b)	Excludes $201 million and $(393) million of credit provision impact from cardmember loan sales and maturities for 2009, $446 million and $(177) million of credit provision impact from cardmember loan sales and maturities for 2008, as well as $144 million and $(84) million of credit provision impact from cardmember loan sales and maturities for 2007.

At the time of a cardmember loan securitization, the Company records a gain (loss) on sale, which is calculated as the difference between the proceeds from the sale and the book basis of the cardmember loans sold. The book basis is determined by allocating the carrying amount of the sold cardmember loans, net of applicable credit reserves, between the cardmember loans sold and the interests retained based on their relative fair values. Such fair values are based on market prices at the date of transfer for the sold cardmember loans and on the estimated present value of future cash flows for retained interests. Gains (losses) on sale from securitizations are reported in securitization income, net in the Company’s Consolidated Statements of Income. The income component resulting from the release of credit reserves upon sale of cardmember loans is reported as a reduction of provision for losses from cardmember loans. The removal of credit reserves in connection with retained subordinated securities is offset in the allocated cost of the associated retained subordinated securities.

Retained Interests in Securitized Assets and Fair Value Measurement

The Company retains subordinated interests in the securitized cardmember loans. These interests include one or more A-rated, BBB-rated and unrated investments in tranches of the securitization (subordinated securities) and an interest-only strip. The following table presents retained interests for the years ended December 31:

(Millions)	2009	2008
Subordinated securities(a)	$3,599	$744
Interest-only strip(b)	20	32

Total retained interests	$3,619	$776

(a)	The subordinated securities are accounted for at fair value as available-for-sale investment securities and are reported in investments on the Company’s Consolidated Balance Sheets with unrealized gains (losses) recorded in accumulated other comprehensive (loss) income.
(b)	The interest-only strip is accounted for at fair value and is reported in other assets on the Company’s Consolidated Balance Sheets with changes in fair value recorded in securitization income, net in the Company’s Consolidated Statements of Income.

Refer to Note 3 for a description of the Company’s methodology for determining the fair value of retained subordinated interests and interest-only strips and related fair value disclosures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

Changes in the estimates and assumptions used may have a significant impact on the Company’s valuation of the retained interests. The key economic assumptions used in measuring the interest-only strip asset at the time of issuance as well as at December 31, 2009, and the sensitivity of the fair value to immediate 10 percent and 20 percent adverse changes in these assumptions are as follows (rates are per annum):

Interest-Only Strip
	At time of issuance		As of December 31, 2009
(Millions, except rates per annum)	2009	2008	Assumptions	Impact on fair value of 10% adverse change(a)
Finance charge yield	13.2%-13.5%	13.5%-15.6%	12.4%-13.4%	$(77.8	)(b)

Expected credit losses	9.8%-10.9%	4.3%-5.8%	7.6%-8.7%	$(50.7	)(b)

LIBOR	0.3%-0.9%	2.7%-4.6%	0.2%-0.6%	$(1.7)

Monthly payment rate	23.0%-23.1%	23.8%-24.7%	25.5%	$(0.1)

Discount rate	14.3%-17.2%	11.0%-12.0%	12.4%	$—

(a)	The impact on fair value of a 20 percent adverse change is approximately two times the impact of a 10 percent adverse change identified above.
(b)	The fair value of the interest-only strip is $20 million as of December 31, 2009. Therefore, a 10 percent adverse change in the assumption would result in the fair value of the interest-only strip written down to zero.

The key assumptions and the sensitivity of the current year’s fair value of the retained subordinated securities to immediate 10 percent and 20 percent adverse changes in these key assumptions are as follows:

Retained Subordinated Securities
(Millions, except rates per annum)	Assumptions	Impact on fair value of 10% adverse change	Impact on fair value of 20% adverse change
Discount rate	2.5%-20.7%	$(57.2)	$(112.0)
LIBOR	1.0%-3.9%	$1.5	$3.0

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

Other Disclosures

The table below summarizes cash flows received from the Lending Trust for the years ended December 31:

(Millions)	2009	2008
Proceeds from new securitizations during the period(a)	$2,244	$9,619
Proceeds from collections reinvested in revolving cardmember securitizations	$81,654	$78,164
Servicing fees received	$562	$543
Excess spread received, including issuer rate collections and discounting	$2,520	$2,363

(a)	Net of issuance expenses.

The following table presents quantitative information about delinquencies, net credit losses, and components of securitized cardmember loans as of December 31:

(Billions)	Total Amount of Cardmember Loans	Amount of Loans 30 Days or More Past Due	Net Credit Write-offs During the Year
2009
Cardmember loans managed(a)	$61.1	$2.2	$6.2
Less: Cardmember loans securitized	28.3	1.0	2.8

Cardmember loans on-balance sheet	$32.8	$1.2	$3.4

2008
Cardmember loans managed	$71.2	$3.3	$4.9
Less: Cardmember loans securitized	29.0	1.4	1.7

Cardmember loans on-balance sheet	$42.2	$1.9	$3.2

(a)	Excludes subordinated accrued interest receivable classified in other assets of $719 million and $807 million as of December 31, 2009 and 2008, respectively. Refer to Note 8.

ON-BALANCE SHEET SECURITIZATIONS

The Company’s securitizations of cardmember receivables are accounted for as secured borrowings. The Charge Trust is

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

considered a variable interest entity and is consolidated by American Express Receivables Financing Corporation V, LLC, its primary beneficiary, which is in turn consolidated by the Company.

The cardmember receivables securitized through this entity are not accounted for as sold and continue to be reported as owned assets on the Company’s Consolidated Balance Sheets. The related securities issued to third-party investors are reported as long-term debt on the Company’s Consolidated Balance Sheets.

The following table summarizes the total assets and liabilities held by the Charge Trust as of December 31:

(Billions)	2009	2008
Assets	$8.3	$7.8
Liabilities	$5.0	$5.0

These receivables are available only for payment of the debt or other obligations issued or arising in the securitization transactions. For these assets, the carrying values approximate fair value because these are short-term in duration. The long-term debt is payable only out of collections on the underlying securitized assets. The fair value of these liabilities was $5.0 billion and $4.4 billion as of December 31, 2009 and 2008, respectively.

LENDING TRUST AND CHARGE TRUST TRIGGERS

Under the respective terms of the Lending Trust and the Charge Trust agreements, the occurrence of certain events could result in payment of trust expenses, establishment of reserve funds, or in a worst-case scenario, early amortization of investor certificates.

The following table below presents key metrics reported by each trust as of December 31, 2009:

	Lending Trust	Charge Trust
Excess spread rate, net:	(a)	(b)
3-month average — Trigger event
Trust trigger for reserve account funding	< 5.00%	< 4.00%
Trust trigger for early amortization	≤ 0%	≤ 0%
3-month average — Actual rate
Floating rate series	14.75%	30.77%
Fixed rate series	10.36%	27.51%
Reserve account funding (millions):
Required amount(c)
Floating rate series	$0	$0
Fixed rate series	$0	$0
Seller’s interest percentage:
Required rate	≥ 7%	≥ 15%
Actual rate	25%	36%
Paydown rate — 3-month average:
Required rate	N/A	≥ 60%
Actual rate	N/A	94.4%

(a)	The excess spread rate, net including issuer rate collections in the Lending Trust is the sum of the net cash flows of the (i) excess spread, net and (ii) issuer rate, as a percentage of the outstanding investors’ certificates. Excess spread, net is the net cash flows from interest and fee collections allocated to the investors’ interests after deducting the interest paid on investors’ certificates, credit losses, contractual servicing fees and other expenses. The deductions may be a greater amount than the collections, resulting in negative spread losses. Excess spread, net is reported by the Company in securitization income, net in the Consolidated Statements of Income. See above for the disclosure of excess spread, net.
(b)	The excess spread rate, net in the Charge Trust is the net cash flows from the discounted portion of principal collections allocated to the investors’ interests after deducting the interest paid on investors’ notes, credit losses, contractual servicing fees and other expenses, as a percentage of the outstanding investors’ notes.
(c)	If the three-month average excess spread rate, net including issuer rate collections falls below the trigger level of 5 percent or 4 percent for the Lending Trust and Charge Trust, respectively, the affected Trust is required to fund a cash account in increasing amounts ($3 million to $1.7 billion for the Lending Trust and $11 million to $170 million for the Charge Trust) depending on the severity by which the excess spread rate, net falls below the trigger level.

In the event of an early amortization of the Lending Trust, the investor certificates would be required to be repaid over an approximate four month period, based on the estimated average life of the securitized loans. Although the repayment of the investor certificates is non-recourse to the Company, the Company would need an alternate source of funding for the lending receivables assets.

In the event of an early amortization of the Charge Trust, the underlying investor notes issued by the Charge Trust are required to be repaid over an approximate one month period, based on the estimated average life of the securitized receivable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

NOTE 8

OTHER ASSETS

The following is a summary of other assets as of December 31:

(Millions)	2009	2008
Deferred tax assets, net(a)	$2,979	$3,470
Goodwill	2,328	2,301
Restricted cash(b)	2,192	238
Prepaid expenses(c)	2,114	1,712
Derivative assets(a)	800	1,743
Subordinated accrued interest receivable	719	807
Other intangible assets, at amortized cost	717	717
Other	1,364	1,619

Total	$13,213	$12,607

(a)	Refer to Notes 17 and 12 for a discussion of deferred tax assets, net, and derivative assets, respectively, as of December 31, 2009 and 2008.
(b)	Includes restricted cash of $1.8 billion as of December 31, 2009, which is held for certain asset-backed securitization maturities that will occur in the first quarter of 2010.
(c)	Includes prepaid miles and reward points acquired from airline and other partners of approximately $1.3 billion and $950 million, respectively, as of December 31, 2009 and 2008. Of these amounts, approximately $889 million and $900 million as of December 31, 2009 and 2008, respectively, represented miles purchased from Delta that are generally subject to certain restrictions and will be expensed as used in the future.

GOODWILL

Goodwill represents the excess of acquisition cost of an acquired company over the fair value of assets acquired and liabilities assumed. The Company assigns goodwill to its reporting units for the purpose of impairment testing. A reporting unit is defined as an operating segment, or a business one level below an operating segment for which complete, discrete financial information is available that management regularly reviews. The Company evaluates goodwill for impairment annually as of June 30 and between annual tests if events occur or circumstances change that more likely than not reduce the fair value of reporting units below their carrying amounts. The goodwill impairment test utilizes a two-step approach. The first step identifies whether there is potential impairment by comparing the fair value of a reporting unit to the carrying amount, including goodwill. If the fair value of a reporting unit is less than its carrying amount, the second step of the impairment test is required to measure the amount of any impairment loss. Goodwill was not impaired as of December 31, 2009 and 2008.

Goodwill impairment testing involves management judgment, requiring an assessment of whether the carrying value of the reporting unit can be supported by the fair value of the individual reporting unit using widely accepted valuation techniques, such as the market approach (earnings multiples or transaction multiples) or income approach (discounted cash flow methods). The fair values of the reporting units were determined using a combination of valuation techniques consistent with the income approach and the market approach.

When preparing discounted cash flow models under the income approach, the Company uses internal forecasts to estimate future cash flows expected to be generated by the reporting units. Actual results may differ from forecasted results. The Company uses the expected cost of equity financing, estimated using a capital asset pricing model, to discount future cash flows for each reporting unit. The Company believes the discount rates used appropriately reflect the risks and uncertainties in the financial markets generally and specifically in the Company’s internally developed forecasts. Further, to assess the reasonableness of the valuations derived from the discounted cash flow models, the Company also analyzes market based multiples for similar industries of the reporting unit, where available.

The changes in the carrying amount of goodwill reported in the Company’s reportable operating segments were as follows. During 2009 and 2008, there were no accumulated goodwill impairment losses.

(Millions)	USCS	ICS	GCS	GNMS	Corporate & Other	Total
Balance as of January 1, 2008	$175	$519	$771	$27	$16	$1,508
Acquisitions(a)	—	—	828	—	—	828
Dispositions	—	—	(1)	—	—	(1)
Other, including foreign currency translation	—	(10)	(25)	1	—	(34)

Balance as of December 31, 2008	$175	$509	$1,573	$28	$16	$2,301
Other, including foreign currency translation	—	3	24	—	—	27

Balance as of December 31, 2009	$175	$512	$1,597	$28	$16	$2,328

(a)	Includes approximately $818 million related to the acquisition of General Electric Company’s commercial card and corporate purchasing business.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

OTHER INTANGIBLE ASSETS

Intangible assets are amortized over their estimated useful lives of 1 to 22 years. The Company reviews intangible assets for impairment quarterly and whenever events and circumstances indicate that their carrying amounts may not be recoverable. In addition, on an annual basis, the Company performs an impairment evaluation of all intangible assets by assessing the recoverability of the asset values based on the cash flows generated by the relevant assets or asset groups. An impairment is recognized if the carrying amount is not recoverable and exceeds the asset’s fair value.

The components of other intangible assets were as follows:

(Millions)	2009			2008
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships(a)	$873	$(240)	$633	$744	$(135)	$609
Other	145	(61)	84	160	(52)	108

Total	$1,018	$(301)	$717	$904	$(187)	$717

(a)	Includes approximately $265 million related to a customer intangible payment made in connection with the renegotiated contract with Delta Air Lines.

Amortization expense for the years ended December 31, 2009, 2008 and 2007 was $140 million, $83 million and $47 million, respectively. Intangible assets acquired in 2009 and 2008 are being amortized, on average, over 5 years and 8 years, respectively.

Estimated amortization expense for other intangible assets over the next five years is as follows:

(Millions)	2010	2011	2012	2013	2014
Estimated amortization expense	$141	$125	$115	$105	$81

OTHER

The Company has $168 million and $141 million in affordable housing partnership interests as of December 31, 2009 and 2008, respectively, included in other assets in the table above. The Company is a limited partner and typically has a less than 50 percent interest in the affordable housing partnerships. These partnership interests are accounted for in accordance with GAAP governing equity method investments and joint ventures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

NOTE 9

CUSTOMER DEPOSITS

As of December 31, customer deposits were categorized as interest-bearing or non-interest-bearing deposits as follows:

(Millions)	2009	2008
U.S.:
Interest-bearing	$25,579	$14,377
Non-interest-bearing	13	18
Non-U.S.:
Interest-bearing	680	1,072
Non-interest-bearing	17	19

Total customer deposits	$26,289	$15,486

The customer deposits are aggregated by deposit type offered by the Company as of December 31 as follows:

(Millions)	2009	2008
U.S. retail deposits:
Cash sweep and savings accounts	$10,498	$7,247
Certificates of deposit	15,081	6,258
Institutional and other deposits	710	1,981

Total customer deposits	$26,289	$15,486

The scheduled maturities of all certificates of deposit as of December 31, 2009 are as follows:

(Millions)	U.S.	Non-U.S.	Total
2010	$4,854	$394	$5,248
2011	4,993	1	4,994
2012	2,146	—	2,146
2013	1,715	—	1,715
2014	986	—	986
After 5 years	387	—	387

Total	$15,081	$395	$15,476

As of December 31, certificates of deposit in denominations of $100,000 or more were as follows:

(Millions)	2009	2008
U.S.	$196	$894
Non-U.S.	—	153

Total	$196	$1,047

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

NOTE 10

DEBT

SHORT-TERM BORROWINGS

The Company’s short-term borrowings outstanding, defined as borrowings with original maturities of less than one year, were as follows as of December 31:

(Millions, except percentages)	2009			2008
	Outstanding Balance	Year-End Stated Rate on Debt(a)	Year-End Effective Interest Rate with Swaps(a)(b)	Outstanding Balance	Year-End Stated Rate on Debt(a)	Year-End Effective Interest Rate with Swaps(a)(b)
Commercial paper(c)	$975	0.19%	—	$7,272	2.20%	—
Federal funds purchased	—	—	—	470	1.30%	—
Other short-term borrowings(d)	1,369	0.85%	0.85%	1,251	1.90%	1.88%

Total	$2,344	0.57%		$8,993	2.11%

(a)	For floating rate debt issuances, the stated and effective interest rates are based on the floating rates in effect as of December 31, 2009 and 2008, respectively. These rates may not be indicative of future interest rates.
(b)	Effective interest rates are only presented if swaps are in place to hedge the underlying debt.
(c)	December 31, 2008 balance includes $4.5 billion of commercial paper purchased by the Federal Reserve Bank’s Special Purpose Vehicle (SPV) through the Commercial Paper Funding Facility (CPFF). As of December 31, 2009, no commercial paper purchased by the SPV was outstanding.
(d)	Includes interest-bearing overdrafts with banks of $277 million and $382 million as of December 31, 2009 and 2008, respectively. In addition, balances include interest bearing amounts due to merchants in accordance with merchant service agreements, as well as other short-term borrowings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

LONG-TERM DEBT

The Company’s long-term debt outstanding, defined as debt with original maturities of one year or greater, as of December 31 was as follows:

(Millions, except percentages)	2009				2008
	Maturity Dates	Outstanding Balance(a)	Year-End Stated Rate on Debt(b)	Year-End Effective Interest Rate with Swaps(b)(c)	Outstanding Balance(a)	Year-End Stated Rate on Debt(b)	Year-End Effective Interest Rate with Swaps(b)(c)
American Express Company (Parent Company only)
Fixed Rate Senior Notes	2011–2038	$9,493	6.83%	6.01%	$7,177	6.29%	5.53%
Floating Rate Senior Notes		—	—	—	5	3.75%	—
Subordinated Debentures(d)	2036	750	6.80%	—	750	6.80%	—
American Express Travel Related Services Company, Inc.
Fixed Rate Senior Notes	2011	700	5.25%	—	1,500	4.76%	—
Floating Rate Senior Notes	2011	500	0.44%	5.63%	500	2.10%	5.63%
American Express Credit Corporation
Fixed Rate Senior Notes	2010–2015	11,478	5.58%	3.26%	9,683	5.60%	3.64%
Floating Rate Senior Notes	2010–2013	4,761	1.30%	—	7,807	1.77%	2.85%
Borrowings under Bank Credit Facilities	2012	3,232	4.23%	4.52%	2,506	4.56%	4.88%
American Express Centurion Bank
Fixed Rate Senior Notes	2010–2017	2,726	5.69%	2.86%	3,287	5.48%	2.59%
Floating Rate Senior Notes	2010–2012	1,975	0.31%	—	6,300	1.15%	1.44%
American Express Bank, FSB
Fixed Rate Senior Notes	2011–2017	7,137	4.40%	2.70%	7,182	4.40%	2.82%
Floating Rate Senior Notes	2010–2017	4,502	0.80%	1.22%	8,220	1.59%	1.98%
American Express Receivables Financing Corporation V LLC
Fixed Rate Senior Notes	2010	1,000	4.02%	—	1,000	4.02%	—
Floating Rate Senior Notes	2010–2012	3,826	0.57%	—	3,826	1.69%	—
Floating Rate Subordinated Notes	2010–2012	144	0.67%	—	144	1.63%	—
Other
Fixed Rate Instruments(e)	2010–2014	114	4.98%	—	154	6.79%	—

Total		$52,338	4.11%		$60,041	3.63%

(a)	The outstanding balances reflect the impact of fair value hedge accounting whereby certain fixed rate notes have been swapped to floating rate through the use of interest rate swaps and are marked to market, as are the associated swaps, which are reported as derivative assets or liabilities. In 2009 and 2008, the impact on long-term debt due to fair value hedge accounting was $0.6 billion and $1.0 billion, respectively. Refer to Note 12 for more details on the Company’s treatment of fair value hedges.
(b)	For floating rate debt issuances, the stated and effective interest rates are based on the floating rates in effect as of December 31, 2009 and 2008, respectively. These rates may not be indicative of future interest rates.
(c)	Effective interest rates are only presented when swaps are in place to hedge the underlying debt.
(d)	The maturity date will automatically be extended to September 1, 2066, except in the case of either (i) a prior redemption or (ii) a default. See further discussion below.
(e)	Includes $87 million and $89 million as of December 31, 2009 and 2008, respectively, related to a sale-leaseback transaction completed in 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

As of December 31, 2009, the Parent Company had $750 million principal outstanding of Subordinated Debentures that accrue interest at an annual rate of 6.80 percent until September 1, 2016, and at an annual rate of three-month LIBOR plus 2.23 percent thereafter. At the Company’s option, the Subordinated Debentures are redeemable for cash after September 1, 2016 at 100 percent of the principal amount plus any accrued but unpaid interest. If the Company fails to achieve specified performance measures, it will be required to issue its common shares and apply the net proceeds to make interest payments on the Subordinated Debentures. No dividends on the Company’s common or preferred shares could be paid until such interest payments are made. The Company would fail to meet these specific performance measures if (i) the Company’s tangible common equity is less than 4 percent of total adjusted assets for the most recent quarter or (ii) if the trailing two quarters’ consolidated net income is equal to or less than zero and tangible common equity as of the trigger determination date, and as of the end of the quarter end six months prior, has in each case declined by 10 percent or more from the tangible common equity as of the end of the quarter 18 months prior to the trigger determination date. The Company met the specified performance measures in 2009.

As of December 31, 2009 and 2008, the Company was not in violation of any of its debt covenants.

Aggregate annual maturities on long-term debt obligations (based on final maturity dates) were as follows as of December 31, 2009:

(Millions)	2010	2011	2012	2013	2014	Thereafter	Total
American Express Company (Parent Company only)	$—	$399	$—	$998	$1,248	$7,598	$10,243
American Express Travel Related Services Company, Inc.	—	1,200	—	—	—	—	1,200
American Express Credit Corporation	3,506	2,032	4,792	5,138	3,488	515	19,471
American Express Centurion Bank	2,143	—	1,212	—	—	1,346	4,701
American Express Bank, FSB	1,752	5,170	1,612	1,807	—	1,298	11,639
American Express Receivables Financing Corporation V LLC	3,410	—	1,560	—	—	—	4,970
Other	18	9	—	—	87	—	114

Total	$10,829	$8,810	$9,176	$7,943	$4,823	$10,757	$52,338

As of December 31, 2009 and 2008, the Company maintained total bank lines of credit of $12.2 billion and $11.2 billion, respectively. Of the total credit lines, $9.0 billion and $8.7 billion were unutilized, and for the years ended December 31, 2009 and 2008, respectively, the Company paid $6.8 million and $6.0 million in fees to maintain these lines. $8.2 billion and $7.9 billion of these unutilized amounts supported commercial paper borrowings as of December 31, 2009 and 2008, respectively.

The availability of these credit lines is subject to the Company’s compliance with certain financial covenants, including the maintenance by the Company of consolidated tangible net worth of at least $4.1 billion, the maintenance by American Express Credit Corporation (Credco) of a 1.25 ratio of combined earnings and fixed charges to fixed charges, and the compliance by American Express Centurion Bank (Centurion Bank) and American Express Bank, FSB (FSB) with applicable regulatory capital adequacy guidelines. As of December 31, 2009, the Company’s consolidated tangible net worth was approximately $11.6 billion, Credco’s ratio of combined earnings and fixed charges to fixed charges was 1.59 and Centurion Bank and FSB each exceeded their regulatory capital adequacy guidelines.

The committed bank credit facilities do not contain material adverse change clauses and the facilities may not be terminated should there be a change in the Company’s credit rating.

The Company paid total interest primarily related to short- and long-term debt, corresponding interest rate swaps and customer deposits of $2.3 billion, $3.5 billion and $3.7 billion in 2009, 2008 and 2007, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

NOTE 11

OTHER LIABILITIES

The following is a summary of other liabilities as of December 31:

(Millions)	2009	2008
Membership Rewards liabilities	$4,303	$4,643
Employee-related liabilities(a)	1,877	2,026
Rebate accruals(b)	1,309	1,255
Deferred charge card fees, net	1,034	1,041
Other(c)	5,287	5,627

Total	$13,810	$14,592

(a)	Employee-related liabilities include employee benefit plan obligations and incentive compensation.
(b)	Rebate accruals include payments to third-party card issuing partners and cash-back reward costs.
(c)	Other includes accruals for general operating expenses, advertising and promotion, derivatives, restructuring and reengineering reserves, and minority interest in subsidiaries.

Membership Rewards

The Membership Rewards program allows enrolled cardmembers to earn points that can be redeemed for a broad range of rewards, including travel, entertainment, retail certificates, and merchandise. The Company establishes balance sheet liabilities which represent the estimated cost of points earned to date that are ultimately expected to be redeemed. These liabilities reflect management’s best estimate of future redemption costs. An ultimate redemption rate and weighted average cost per point are key factors used to approximate the Membership Reward liability. Management uses models to estimate ultimate redemption rates based on historical redemption data, card product type, year of program enrollment, enrollment tenure and card spend levels. The weighted-average cost per point is determined using actual redemptions during the previous 12 months, adjusted as appropriate for recent changes in redemption costs.

The provision for the cost of Membership Rewards points is included in marketing, promotion, rewards and cardmember services. The Company continually evaluates its reserve methodology and assumptions based on developments in redemption patterns, cost per point redeemed, contract changes, and other factors.

DEFERRED CHARGE CARD FEES

The carrying amount of deferred charge card and other fees, net of direct acquisition costs and reserves for membership cancellations as of December 31 were as follows:

(Millions)	2009	2008
Deferred charge card and other fees(a)	$1,213	$1,233
Deferred direct acquisition costs	(60)	(78)
Reserves for membership cancellations	(119)	(114)

Deferred charge card fees and other, net of direct acquisition costs and reserves	$1,034	$1,041

(a)	Includes deferred fees for Membership Reward program participants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

NOTE 12

DERIVATIVES AND HEDGING ACTIVITIES

The Company uses derivative financial instruments to manage exposure to various market risks. Market risk is the risk to earnings or value resulting from movements in market prices. The Company’s market risk exposure is primarily generated by:

•	Interest rate risk in its card and insurance and travelers cheque businesses, and its investment portfolios; and

•	Foreign exchange risk in its international operations.

General principles and the overall framework for managing market risk across the Company are defined in the Market Risk Policy, which is the responsibility of the Asset-Liability Committee (ALCO). Market risk limits and escalation triggers in that policy are approved by the ALCO and by the Enterprise-wide Risk Management Committee (ERMC). Market risk is centrally managed by the Market Risk Committee, which reports into the ALCO and is chaired by the Chief Market Risk Officer of the Company. Market risk management is also guided by policies covering the use of derivative financial instruments, funding and liquidity and investments. Derivative financial instruments derive their value from an underlying variable or multiple variables, including interest rate, foreign exchange, and equity indices or prices. These instruments enable end users to increase, reduce or alter exposure to various market risks and, for that reason, are an integral component of the Company’s market risk management.

The Company’s market exposures are in large part by-products of the delivery of its products and services. Interest rate risk arises through the funding of cardmember receivables and fixed-rate loans with variable-rate borrowings as well as through the risk to net interest margin from changes in the relationship between benchmark rates such as Prime and LIBOR.

Interest rate exposure within the Company’s charge card and fixed-rate lending products is managed by varying the proportion of total funding provided by short-term and variable-rate debt and deposits compared to fixed-rate debt and deposits. In addition, interest rate swaps are used from time to time to effectively convert fixed-rate debt to variable-rate or to convert variable-rate debt to fixed rate. The Company may change the mix between variable-rate and fixed-rate funding based on changes in business volumes and mix, among other factors. The majority of its cardmember loans, which are linked to a benchmark rate such as Prime that can reprice monthly, are funded with variable-rate funding, the majority of which are linked to LIBOR.

Foreign exchange risk is generated by cardmember cross-currency charges, foreign currency balance sheet exposures, translation of foreign subsidiary equity, and foreign currency earnings in international units. The Company’s foreign exchange risk is managed primarily by entering into agreements to buy and sell currencies on a spot basis or by hedging this market exposure to the extent it is economically justified through various means, including the use of derivative financial instruments such as foreign exchange forward, options, and cross-currency swap contracts, which can help “lock in” the value of the Company’s exposure to specific currencies. The Company does not engage in derivative financial instruments for trading purposes.

Derivative financial instruments may contain counterparty credit risk. The Company manages this risk by considering the current exposure, which is the replacement cost of contracts on the measurement date, as well as estimating the maximum potential value of the contracts over the next 12 months, considering such factors as the volatility of the underlying or reference index. To mitigate derivative credit risk, counterparties are required to be pre-approved and rated as investment grade. Counterparty risk exposures are monitored by the Company’s Institutional Risk Management Committee (IRMC). The IRMC formally reviews large institutional exposures to ensure compliance with the Company’s ERMC guidelines and procedures and determines the risk mitigation actions, when necessary. Additionally, to mitigate counterparty credit risk the Company may, on occasion, enter into master netting agreements.

As of December 31, 2009 and 2008, the counterparty credit risk associated with the Company’s derivative financial instruments was not significant. In relation to the Company’s credit risk, under the terms of its derivative financial instruments, the Company is not required to either immediately settle any outstanding liability balances, or post collateral upon the occurrence of a specified credit risk-related event.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

The Company’s derivative financial instruments are carried at fair value on the Consolidated Balance Sheets. The accounting for changes in fair value depends on the instruments’ intended use and the resulting hedge designation, if any, as discussed below. Refer to Note 3 for a description of the Company’s methodology for determining the fair value of its derivative financial instruments. The following table summarizes the total gross fair value, excluding interest accruals, of derivative product assets and liabilities as of December 31:

	Other assets Fair Value		Other liabilities Fair Value
(Millions)	2009	2008	2009	2008
Derivatives designated as hedging instruments
Interest rate contracts
Fair value hedges	$632	$1,072	$6	$—
Cash flow hedges	1	—	44	125
Foreign exchange contracts
Net investment hedges	132	535	130	165

Total derivatives designated as hedging instruments	$765	$1,607	$180	$290

Derivatives not designated as hedging instruments
Interest rate contracts	$11	$9	$5	$20
Foreign exchange contracts(a)	57	166	95	173
Equity-linked contract(b)	—	—	3	—

Total derivatives not designated as hedging instruments	68	175	103	193

Total derivatives(c)	$833	$1,782	$283	$483

(a)	As of December 31, 2009, foreign exchange contracts also include foreign currency derivatives embedded in certain operating agreements.
(b)	Represents an equity-linked derivative embedded in one of the Company’s investment securities.
(c)	GAAP permits the netting of derivative assets and derivative liabilities when a legally enforceable master netting agreement exists between the Company and its derivative counterparty. As of December 31, 2009 and 2008, $33 million and $39 million, respectively, of derivative assets and liabilities have been offset and presented net on the Consolidated Balance Sheets.

DERIVATIVE FINANCIAL INSTRUMENTS THAT QUALIFY FOR HEDGE ACCOUNTING

Derivative financial instruments executed for hedge accounting purposes are documented and designated as such when the Company enters into the contracts. In accordance with its risk management policies, the Company structures its hedges with very similar terms to the hedged items. The Company formally assesses, at inception of the hedge accounting relationship and on a quarterly basis, whether derivatives designated as hedges are highly effective in offsetting the fair value or cash flows of hedged items. These assessments usually are made through the application of the regression analysis method. If it is determined that a derivative is not highly effective as a hedge, the Company will discontinue the application of hedge accounting.

FAIR VALUE HEDGES

A fair value hedge involves a derivative designated to hedge the Company’s exposure to future changes in the fair value of an asset or a liability, or an identified portion thereof that is attributable to a particular risk. The Company is exposed to interest rate risk associated with its fixed-rate long-term debt. The Company uses interest rate swaps to convert certain fixed-rate long-term debt to floating-rate at the time of issuance. As of December 31, 2009 and 2008, the Company hedged $15.1 billion and $12.4 billion, respectively, of its fixed-rate debt to floating-rate debt using interest rate swaps.

To the extent the fair value hedge is effective, the gain or loss on the hedging instrument offsets the loss or gain on the hedged item attributable to the hedged risk. Any difference between the changes in the fair value of the derivative and the hedged item is referred to as hedge ineffectiveness and is recorded in earnings as a component of other, net expenses. Hedge ineffectiveness may be caused by differences between the debt’s interest coupon and the benchmark rate, which is in turn primarily due to credit spreads at inception of the hedging relationship that are not reflected in the valuation of the interest rate swap. Furthermore, hedge ineffectiveness may be caused by changes in the relationship between 3-month LIBOR and 1-month LIBOR rates, as these so-called basis spreads may impact the valuation of the interest rate swap without causing an offsetting impact in the value of the hedged debt. If a fair value hedge is de-designated or no longer considered to be effective, changes in fair value of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

derivative continue to be recorded through earnings but the hedged asset or liability is no longer adjusted for changes in fair value. The existing basis adjustment of the hedged asset or liability is then amortized or accreted as an adjustment to yield over the remaining life of that asset or liability.

The following table summarizes the impact on the Consolidated Financial Statements of fair value hedges associated with the Company’s fixed-rate long-term debt described above for the years ended December 31:

Statement of Income

	Derivative contract (loss) gain			Hedged item gain (loss)			Ineffective net (losses) gains
(Millions)		Amount recognized			Amount recognized
Derivative relationship	Location	2009	2008	Location	2009	2008	2009	2008
Interest rate contracts	Other, net expenses	$(446)	$967	Other, net expenses	$437	$(898)	$(9)	$69

CASH FLOW HEDGES

A cash flow hedge involves a derivative financial instrument designated to hedge the Company’s exposure to variable future cash flows attributable to a particular risk of an existing recognized asset or liability, or a forecasted transaction. The Company hedges existing long-term variable-rate debt, the rollover of short-term borrowings and the anticipated forecasted issuance of additional funding through the use of derivative financial instruments, primarily interest rate swaps. These instruments effectively convert floating-rate debt to fixed-rate debt for the duration of the swap. As of December 31, 2009 and 2008, the Company hedged $1.6 billion and $4.7 billion, respectively, of its floating debt using interest rate swaps.

For derivatives that qualify as cash flow hedges, the effective portion of the gain or loss on the derivatives are recorded in accumulated other comprehensive (loss) income and reclassified into earnings when the hedged cash flows are recognized in earnings. The amount that is reclassified into earnings is presented in the Consolidated Statements of Income with the hedged instrument or transaction impact, primarily in interest expense. Any ineffective portion of the gain or loss on the derivatives is reported as a component of other, net expenses. If a cash flow hedge is de-designated or terminated prior to maturity, the amount previously recorded in accumulated other comprehensive (loss) income is recognized into earnings over the period that the hedged item impacts earnings. If a hedge relationship is discontinued because it is probable that the forecasted transaction will not occur according to the original strategy, any related amounts previously recorded in accumulated other comprehensive (loss) income are recognized into earnings immediately.

In the normal course of business, as the hedged cash flows are recognized into earnings, the Company expects to reclassify $32 million of net pretax losses on derivative instruments from accumulated other comprehensive (loss) income into earnings during the next 12 months.

NET INVESTMENT HEDGES

A net investment hedge is used to hedge future changes in currency exposure of a net investment in a foreign operation. The Company primarily designates foreign currency derivatives, typically foreign exchange forwards, and on occasion foreign currency denominated debt, as hedges of net investments in certain foreign operations. These instruments reduce exposure to changes in currency exchange rates on the Company’s investments in non-U.S. subsidiaries. The effective portion of the gain or loss on net investment hedges are recorded in accumulated other comprehensive (loss) income as part of the cumulative translation adjustment. Any ineffective portion of the gain or loss on net investment hedges is recognized in other, net expenses during the period of change.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

The following table summarizes the impact on the Consolidated Financial Statements of cash flow hedges and net investment hedges for the years ended December 31:

	Derivative impact on statement of income (loss) gain			Derivative ineffectiveness (loss) gain
(Millions)	Location Reclassified from OCI into Income	Amount Reclassified from OCI into Income		Location Reclassified from OCI into Income	Amount
Derivative relationship		2009	2008		2009	2008
Cash flow hedges(a)(b):
Interest rate contracts	Interest expense	$(115)	$(247)	Other, net expenses	$—	$—
Net investment hedges(b):
Foreign exchange contracts	Other, net expenses	$—	$—	Other, net expenses	$(1)	$3

(a)	As of December 31, 2009 and 2008, there was no impact on the Consolidated Statements of Income due to forecasted transactions no longer probable to occur.
(b)	The effective portion of the gain or loss on the derivatives is recorded in accumulated other comprehensive (loss) income (OCI) and is presented in Note 15.

DERIVATIVES NOT DESIGNATED AS HEDGES

The Company has derivative financial instruments that act as economic hedges and are not designated for hedge accounting purposes. Foreign currency transactions and non-U.S. dollar cash flow exposures from time to time may be partially or fully economically hedged through foreign currency contracts, primarily foreign exchange forwards, options, and cross-currency swaps. These hedges generally mature within one year. Foreign currency contracts involve the purchase and sale of a designated currency at an agreed upon rate for settlement on a specified date. The changes in the fair value of the derivatives effectively offset the related foreign exchange gains or losses on the underlying balance sheet exposures. From time to time, the Company may enter into interest rate swaps to specifically manage funding costs related to its proprietary card business.

The Company has certain operating agreements whose payments may be linked to a market rate or price, primarily foreign currency rates. The payment components of these agreements may meet the definition of an embedded derivative, which is assessed to determine if it requires separate accounting and reporting. If so, the embedded derivative is accounted for separately and is classified as a foreign exchange contract based on its primary risk exposure. In addition, the Company also holds an investment security containing an embedded equity-linked derivative.

For derivative financial instruments that are not designated as hedges, changes in fair value are reported in current period earnings.

The following table summarizes the impact on the Consolidated Financial Statements of derivative financial instruments not designated as hedges for the years ended December 31:

(Millions)	Income Statement classification of gain (loss) on derivatives not designated as hedges	Amount recognized
Derivative relationship		2009	2008
Derivatives not designated as hedges
Interest rate contracts	Other, net expenses	$17	$(33)
Foreign exchange contracts(a)	Other non-interest revenues	(1)	—
	Interest and dividends on investment securities	4	13
	Interest expense on short-term borrowings	5	(7)
	Interest expense on long-term debt and other	35	22
	Other, net expenses	(5)	(38)
Equity-linked contract	Other non-interest revenues	1	—

Total		$56	$(43)

(a)	For the period ended December 31, 2009, foreign exchange contracts include embedded foreign currency derivatives. Gains (Losses) on embedded derivatives are included in other, net expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

NOTE 13

GUARANTEES

The Company provides cardmember protection plans that cover losses associated with purchased products, as well as certain other guarantees in the ordinary course of business which are within the scope of GAAP governing the accounting for guarantees. For the Company, guarantees primarily consist of card and travel protection programs, including:

•	Credit Card Registry — cancels and requests replacement of lost or stolen cards, and provides for fraud liability coverage;

•	Return Protection — refunds the price of eligible purchases made with the card where the merchant will not accept the return for up to 90 days from the date of purchase;

•	Account Protection — provides account protection in the event that a cardmember is unable to make payments on the account due to unforeseen hardship; and,

•

Merchant Protection — protects cardmembers primarily against non-delivery of goods and services, usually in the event of bankruptcy or liquidation of a merchant. In the event that a dispute is resolved in the cardmember’s favor, the Company will credit the cardmember account for the amount of the purchase and will seek recovery from the merchant. If the Company is unable to collect the amount from the merchant, it will bear the loss for the amount credited to the cardmember. The Company mitigates this risk by withholding settlement from the merchant or obtaining deposits and other guarantees from merchants considered higher risk due to various factors. The amounts being held by the Company are not significant when compared to the maximum potential amount of future payments under this guarantee.

In relation to its maximum amount of undiscounted future payments as seen in the table that follows, to date the Company has not experienced any significant losses related to guarantees. The Company’s initial recognition of guarantees is at fair value, which has been determined in accordance with GAAP governing fair value measurement. In addition, the Company establishes reserves when an unfavorable outcome is probable and the amount of the loss can be reasonably estimated.

The following table provides information related to such guarantees as of December 31:

	Maximum amount of undiscounted future payments(a) (Billions)		Amount of related liability(b) (Millions)
Type of Guarantee	2009	2008	2009	2008

Card and travel operations(c)	$66	$69	$112	$99
Other(d)	1	1	74	93

Total	$67	$70	$186	$192

(a)	Represents the notional amounts that could be lost under the guarantees and indemnifications if there were a total default by the guaranteed parties. The Merchant Protection guarantee is calculated using management’s best estimate of maximum exposure based on all eligible claims as measured against annual billed business volumes.
(b)	Included as part of other liabilities on the Company’s Consolidated Balance Sheets.
(c)	Includes Credit Card Registry, Return Protection, Account Protection and Merchant Protection, which the Company offers directly to cardmembers.
(d)	Other primarily includes guarantees related to the Company’s business dispositions, real estate, and tax, as well as contingent consideration obligations, each of which are individually smaller indemnifications.

Refer to Note 26 for a discussion of additional guarantees of the Company as of December 31, 2009 and 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

NOTE 14

COMMON AND PREFERRED SHARES AND WARRANTS

As of December 31, 2009, the Company has 100 million common shares remaining under share repurchase authorizations. Such authorizations do not have an expiration date, and at present, there is no intention to modify or otherwise rescind the current authorizations.

Common shares are generally retired by the Company upon repurchase (except for 5.0 million, 0.4 million and 0.5 million shares held as treasury shares at December 31, 2009, 2008 and 2007, respectively); retired common shares and treasury shares are excluded from the shares outstanding in the table below. The Treasury shares, with a cost basis of $235 million, $21 million and $29 million as of December 31, 2009, 2008 and 2007, respectively, are included as a reduction to additional paid-in capital in shareholders’ equity on the Consolidated Balance Sheets.

The following table shows authorized shares and provides a reconciliation of common shares issued and outstanding:

(Millions, except where indicated)	2009	2008	2007
Common shares authorized (billions)(a)	3.6	3.6	3.6

Shares issued and outstanding at beginning of year	1,160	1,158	1,199
Issuances (Repurchases) of common shares	22	(5)	(60)
Other, primarily stock option exercises and RSAs granted	10	7	19

Shares issued and outstanding as of December 31,	1,192	1,160	1,158

(a)	Of the common shares authorized but unissued as of December 31, 2009, approximately 124 million shares were reserved for issuance under employee stock and employee benefit plans.

The Board of Directors is authorized to permit the Company to issue up to 20 million preferred shares at a par value of $1.66 2/3 without further shareholder approval.

On January 9, 2009, under the United States Department of the Treasury (Treasury Department) Capital Purchase Program (CPP), the Company issued to the Treasury Department as consideration for aggregate proceeds of $3.39 billion: (1) 3.39 million shares of Fixed Rate (5 percent) Cumulative Perpetual Preferred Shares Series A (the Preferred Shares), and (2) a ten-year warrant (the Warrant) for the Treasury Department to purchase up to 24 million common shares at an exercise price of $20.95 per share. Upon issuance, $3.16 billion of the proceeds were allocated to the Preferred Shares, and $232 million of the proceeds were allocated to the Warrant based on their relative fair values at the date of issuance.

As a pre-condition of the repurchase of the Preferred Shares, the Treasury Department and the Company’s Banking Regulator required that the Company raise capital in the public markets. As a result, the Company issued $3.0 billion of non-guaranteed senior debt on May 18, 2009 and approximately 22 million common shares at $25.25 per share in June 2009.

On June 17, 2009, the Company repurchased the Preferred Shares at their face value of $3.39 billion. Because the $3.39 billion cash paid exceeded the $3.18 billion amortized carrying amount of the Preferred Shares, the $212 million excess represented an in-substance Preferred Share dividend that reduced earnings per share (EPS) attributable to common shareholders by $0.18 for the year ended December 31, 2009. Refer to Note 18.

On July 29, 2009, the Company repurchased the Warrant for $340 million. The Warrant repurchase resulted in reductions of cash, retained earnings and additional paid-in-capital on the Company’s Consolidated Balance Sheet. The Warrant repurchase had no impact on the Consolidated Income Statement and EPS for the year ended December 31, 2009. There were no preferred shares or warrants issued and outstanding as of December 31, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

NOTE 15

CHANGES IN ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

Accumulated other comprehensive (loss) income (OCI) is a balance sheet item in the Shareholders’ Equity section of the Company’s Consolidated Balance Sheets. It is comprised of items that have not been recognized in earnings but may be recognized in earnings in the future when certain events occur. Changes in each component of OCI for the three years ended December 31, were as follows:

(Millions), net of tax(a)	Net Unrealized Gains (Losses) on Investment Securities	Net Unrealized Gains (Losses) on Derivatives	Foreign Currency Translation Adjustments	Net Unrealized Pension and Other Postretirement Benefit Costs	Accumulated Other Comprehensive (Loss) Income
Balances as of December 31, 2006	$92	$27	$(222)	$(417)	$(520)

Net unrealized gains (losses)	(80)	(68)			(148)
Reclassification for realized (gains) losses into earnings	(5)	(30)	3		(32)
Other losses(b)	(47)				(47)
Foreign currency translation adjustments			347		347
Net losses related to hedges of investment in foreign operations			(380)		(380)
Pension and other postretirement benefit costs				285	285
Discontinued operations(c)	52		(3)	4	53

Net change in accumulated other comprehensive (loss) income	(80)	(98)	(33)	289	78

Balances as of December 31, 2007	12	(71)	(255)	(128)	(442)

Net unrealized gains (losses)	(718)	(170)			(888)
Reclassification for realized (gains) losses into earnings	(8)	161			153
Foreign currency translation adjustments			(1,102)		(1,102)
Net gains related to hedges of investment in foreign operations			961		961
Pension and other postretirement benefit costs				(329)	(329)
Discontinued operations(c)	15		28	(2)	41

Net change in accumulated other comprehensive (loss) income	(711)	(9)	(113)	(331)	(1,164)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

(Millions), net of tax(a)	Net Unrealized Gains (Losses) on Investment Securities	Net Unrealized Gains (Losses) on Derivatives	Foreign Currency Translation Adjustments	Net Unrealized Pension and Other Postretirement Benefit Costs	Accumulated Other Comprehensive (Loss) Income
Balances as of December 31, 2008	(699)	(80)	(368)	(459)	(1,606)

Net unrealized gains (losses)	1,351	(22)			1,329
Reclassification for realized (gains) losses into earnings	(145)	74			(71)
Foreign currency translation adjustments(d)			523		523
Net losses related to hedges of investment in foreign operations			(877)		(877)
Pension and other postretirement benefit costs				(10)	(10)

Net change in accumulated other comprehensive (loss) income	1,206	52	(354)	(10)	894

Balances as of December 31, 2009	$507	$(28)	$(722)	$(469)	$(712)

(a)	The following table shows the tax impact for the three years ended December 31, for the changes in each component of accumulated other comprehensive (loss) income:

(Millions)	2009	2008	2007
Investment securities	$749	$(472)	$(84)
Derivatives	29	(4)	(56)
Foreign currency translation adjustments	33	(66)	17
Pension and other postretirement benefit costs	(28)	(159)	152
Discontinued operations(c)	—	16	29

Total tax impact	$783	$(685)	$58

(b)	In connection with the Company’s adoption of hybrid financial instrument accounting requirements, as of January 1, 2007, the Company recognized a gain of $80 million ($50 million after-tax) related to the fair value of the interest-only strip, which was recorded in other comprehensive (loss) income in previous periods. Changes in the fair value of the interest-only strip subsequent to the adoption of this standard are reflected in securitization income, net.
(c)	Relates to the change in accumulated other comprehensive (loss) income prior to the dispositions of AEB and AEIDC.
(d)	Includes a $190 million other comprehensive loss, recorded in the third quarter of 2009, representing the correction of an error related to the accounting in prior periods for cumulative translation adjustments associated with a net investment in foreign subsidiaries. (Refer to Note 19 for further details).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

NOTE 16

RESTRUCTURING CHARGES

During 2009, the Company recorded $185 million of restructuring charges, net of adjustments of previously accrued amounts due to revisions of prior estimates. The 2009 activity primarily relates to the $199 million of restructuring charges the Company recorded in the second quarter to further reduce its operating costs by downsizing and reorganizing certain operations. These restructuring activities were for the elimination of approximately 4,000 positions or about 6 percent of the Company’s total worldwide workforce and occurred across all business units, markets and staff groups. Additional restructuring charges of $38 million taken in the third and fourth quarters of 2009 relate principally to the reorganization of certain senior leadership positions, as well as the exit of a business in the Global Network & Merchant Services (GNMS) segment. The Company also recorded adjustments of $(52) million during 2009 that primarily relate to revisions of prior estimates for higher employee redeployments to other positions within the Company, business changes and modifications to existing initiatives. These modifications do not constitute a significant change in the original restructuring plan from an overall Company perspective.

During 2008, the Company recorded restructuring charges of $434 million, net of adjustments of previously accrued amounts due to revisions of prior estimates. While the Company’s restructuring activity in the first and third quarters of 2008 primarily related to exiting certain international banking businesses, the Company recorded $410 million of restructuring charges in the fourth quarter of 2008 in order to further reduce the Company’s cost structure. This restructuring was for the elimination of approximately 7,000 positions or approximately 10 percent of its total worldwide workforce. These reductions primarily occurred across business units, markets and staff groups focusing on management and other positions that do not interact directly with customers, and related to reorganizing or automating certain internal processes; outsourcing certain operations to third parties; and discontinuing or relocating business activities to other locations. During 2007, the Company recorded restructuring charges of $49 million, net of adjustments of previously accrued amounts due to revisions of prior estimates, primarily related to the reorganizations within the Company’s business travel, operations, finance, and technology areas.

Restructuring charges related to severance obligations are included in salaries and employee benefits and discontinued operations in the Company’s Consolidated Statements of Income, while charges pertaining to other exit costs are included in occupancy and equipment, professional services, other, net expenses and discontinued operations.

The following table summarizes the Company’s restructuring reserves activity for the years ended December 31, 2009, 2008 and 2007:

(Millions)	Severance(a)	Other(b)	Total
Liability balance as of December 31, 2006	$89	$4	$93
Restructuring charges, net of $17 in adjustments(c)	34	15	49
Payments	(61)	(6)	(67)
Other non-cash	(2)	(4)	(6)

Liability balance as of December 31, 2007	60	9	69
Restructuring charges, net of $10 in adjustments(c)(d)	366	68	434
Payments	(63)	(13)	(76)
Other non-cash	2	(2)	—

Liability balance as of December 31, 2008	365	62	427
Restructuring charges, net of $52 in adjustments(e)	161	24	185
Payments	(287)	(45)	(332)
Other non-cash(f)	14	(9)	5

Liability balance as of December 31, 2009(g)	$253	$32	$285

(a)	Accounted for in accordance with the GAAP governing the accounting for nonretirement postemployment benefits and for costs associated with exit or disposal activities.
(b)	Other primarily includes facility exit, asset impairment and contract termination costs.
(c)	Adjustments primarily relate to higher than anticipated redeployments of displaced employees to other positions within the Company.
(d)	Includes $17 million related to discontinued operations.
(e)	Adjustments of $52 million were recorded in the Company’s reportable operating segments as follows: $6 million in USCS, $28 million in ICS, $(15) million in GCS, $3 million in GNMS, and $30 million in Corporate & Other. These adjustments primarily relate to higher employee redeployments to other positions within the Company, business changes and modifications to existing initiatives.
(f)	Consists primarily of foreign exchange impacts offset by asset impairments directly related to restructuring activity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

(g)	The majority of cash payments related to the remaining restructuring liabilities are expected to be completed in 2010, with the exception of certain smaller amounts related to contractual long-term severance arrangements which are expected to be completed in 2012, and certain lease obligations which will continue until their expiration in 2018.

The following table summarizes the Company’s restructuring charges, net of adjustments, by reportable segment for the year ended December 31, 2009, and the cumulative amounts relating to the restructuring programs that were in progress during 2009 and initiated at various dates between 2006 and 2009.

	2009	Cumulative Restructuring Expense Incurred to Date on in-Progress Restructuring Programs
(Millions)	Total Restructuring Charges net of adjustments	Severance	Other	Total
USCS	$12	$64	$6	$70
ICS	9	86	5	91
GCS	99	228	30	258
GNMS	21	51	8	59
Corporate & Other(a)	44	160	48	208

Total	$185	$589	$97	$686	(b)

(a)	The Corporate & Other segment includes certain 2009 and 2008 severance and other charges of $6 million and $133 million, respectively, related to Company-wide support functions which were not allocated to the Company’s operating segments, as these were corporate initiatives and are consistent with how such charges were reported internally.
(b)	As of December 31, 2009, the total expenses to be incurred for previously approved restructuring activities that were in progress are not expected to be materially different than the cumulative expenses incurred to date for these programs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

NOTE 17

INCOME TAXES

The components of income tax expense included in the Consolidated Statements of Income were as follows:

(Millions)	2009	2008	2007
Current income tax expense (benefit):
U.S. federal	$661	$735	$1,631
U.S. state and local	40	(28)	246
Non-U.S.	295	352	408

Total current income tax expense	996	1,059	2,285

Deferred income tax (benefit) expense:
U.S. federal	(231)	(150)	(496)
U.S. state and local	24	(84)	(22)
Non-U.S.	(85)	(115)	(199)

Total deferred income tax benefit	(292)	(349)	(717)

Total income tax expense on continuing operations	$704	$710	$1,568

Income tax expense (benefit) from discontinued operations	$4	$12	$(49)

A reconciliation of the U.S. federal statutory rate of 35 percent to the Company’s actual income tax rate for the years ended December 31 on continuing operations was as follows:

	2009	2008	2007
Combined tax at U.S. statutory federal income tax rate	35.0%	35.0%	35.0%
Increase (Decrease) in taxes resulting from:
Tax-exempt income	(4.6)	(3.9)	(2.8)
State and local income taxes, net of federal benefit	2.7	1.6	2.6
Non-U.S. subsidiaries earnings	(6.8)	(8.4)	(5.0)
Tax settlements(a)	(1.4)	(5.5)	(2.2)
All other	(0.1)	1.0	(0.1)

Actual tax rates	24.8%	19.8%	27.5%

(a)	Relates to the resolution of tax matters in various jurisdictions.

The Company records a deferred income tax (benefit) provision when there are differences between assets and liabilities measured for financial reporting and for income tax return purposes. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. The significant components of deferred tax assets and liabilities as of December 31 are reflected in the following table:

(Millions)	2009	2008
Deferred tax assets:
Reserves not yet deducted for tax purposes	$3,495	$3,559
Employee compensation and benefits	717	680
Net unrealized securities losses	—	458
Other	114	246

Gross deferred tax assets	4,326	4,943
Valuation allowance	(60)	(69)

Deferred tax assets after valuation allowance	4,266	4,874

Deferred tax liabilities:
Intangibles and fixed assets	744	713
Deferred revenue	49	531
Asset securitizations	70	84
Net unrealized securities gains	291	—
Other	133	76

Gross deferred tax liabilities	1,287	1,404

Net deferred tax assets	$2,979	$3,470

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized. The valuation allowances as of December 31, 2009 and 2008 are associated with non-U.S. operations and relate to all of the Company’s net operating losses and other deferred tax assets.

Accumulated earnings of certain non-U.S. subsidiaries, which totaled approximately $6.6 billion as of December 31, 2009, are intended to be permanently reinvested outside the United States. The Company does not provide for federal income taxes on foreign earnings intended to be permanently reinvested outside the United States. Accordingly, federal taxes, which would have aggregated approximately $1.8 billion as of December 31, 2009, have not been provided on those earnings.

Net income taxes paid by the Company (including amounts related to discontinued operations) during 2009, 2008 and 2007, were approximately $0.4 billion, $2.0 billion and $1.8 billion, respectively. These amounts include estimated tax payments and cash settlements relating to prior tax years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

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

The Company is under continuous examination by the Internal Revenue Service (IRS) and tax authorities in other countries and states in which the Company has significant business operations. The tax years under examination and open for examination vary by jurisdiction. In June 2008, the IRS completed its field examination of the Company’s federal tax returns for the years 1997 through 2002. In July 2009, the IRS completed its field examination of the Company’s federal tax returns for the years 2003 and 2004. However, all of these years continue to remain open as a consequence of certain issues under appeal. The Company is currently under examination by the IRS for the years 2005 through 2007.

The following table presents changes in the unrecognized tax benefits:

(Millions)	2009	2008	2007
Balance, January 1	$1,176	$1,112	$1,143
Increases:
Current year tax positions	39	81	165
Tax positions related to prior years	161	409	95
Effects of foreign currency translations	1	—	1
Decreases:
Tax positions related to prior years	(197)	(208)	(164)
Settlements with tax authorities	(97)	(213)	(126)
Lapse of statute of limitations	(2)	(3)	(2)
Effects of foreign currency translations	—	(2)	—

Balance, December 31	$1,081	$1,176	$1,112

Included in the $1.1 billion, $1.2 billion and $1.1 billion of unrecognized tax benefits at December 31, 2009, 2008 and 2007, respectively, are approximately $480 million, $452 million and $597 million, respectively that, if recognized, would favorably affect the effective tax rate in a future period. These benefits primarily relate to the Company’s gross permanent benefits and corresponding foreign tax credits and federal tax effects.

The Company believes it is reasonably possible that the unrecognized tax benefits could decrease within the next 12 months by as much as $580 million principally as a result of potential resolutions of prior years’ tax items with various taxing authorities. The prior years’ tax items include unrecognized tax benefits relating to the timing of recognition of certain gross income, the deductibility of certain expenses or losses, and the attribution of taxable income to a particular jurisdiction or jurisdictions. Of the $580 million of unrecognized tax benefits, approximately $318 million are temporary differences that, if recognized, would only impact the effective rate due to net interest assessments and state tax rate differentials. With respect to the remaining decrease of $262 million, it is not possible to quantify the impact that the decrease could have on the effective tax rate and net income due to the inherent complexities and the number of tax years open for examination in multiple jurisdictions. Resolution of the prior years’ items that comprise this remaining amount could have an impact on the effective tax rate and on net income, either favorably (principally as a result of settlements that are less than the liability for unrecognized tax benefits) or unfavorably (if such settlements exceed the liability for unrecognized tax benefits).

Interest and penalties relating to unrecognized tax benefits are reported in income tax provision. During the years ended December 31, 2009, 2008 and 2007, the Company recognized approximately $1 million, $60 million and $17 million, respectively, of interest and penalties. The Company has approximately $282 million and $285 million accrued for the payment of interest and penalties as of December 31, 2009 and 2008, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

NOTE 18

EARNINGS PER COMMON SHARE

The computations of basic and diluted EPS for the years ended December 31 were as follows:

(Millions, except per share amounts)	2009	2008	2007
Numerator:
Basic and diluted:
Income from continuing operations	$2,137	$2,871	$4,126
Preferred shares dividends, accretion, and recognition of remaining unaccreted dividends(a)	(306)	—	—
Earnings allocated to participating share awards and other items	(22)	(15)	(26)
Loss from discontinued operations, net of tax	(7)	(172)	(114)

Net income attributable to common shareholders	$1,802	$2,684	$3,986

Denominator:
Basic: Weighted-average common stock	1,168	1,154	1,173
Add: Weighted-average stock options and warrants(b)	3	2	20

Diluted	1,171	1,156	1,193

Basic EPS(c):
Income from continuing operations attributable to common shareholders	$1.55	$2.47	$3.49
Loss from discontinued operations	(0.01)	(0.14)	(0.09)

Net income attributable to common shareholders	$1.54	$2.33	$3.40

Diluted EPS(c):
Income from continuing operations attributable to common shareholders	$1.54	$2.47	$3.44
Loss from discontinued operations	—	(0.15)	(0.10)

Net income attributable to common shareholders	$1.54	$2.32	$3.34

(a)	Includes the accelerated preferred dividend accretion of $212 million for the year ended December 31, 2009, due to the repurchase of $3.39 billion of preferred shares on June 17, 2009 issued as part of the CPP. Also includes $74 million of preferred dividends paid and $20 million of preferred dividend accretion during 2009.
(b)	For the years ended December 31, 2009, 2008 and 2007, the dilutive effect of unexercised stock options excludes 71 million, 45 million and 8 million options, respectively, from the computation of EPS because inclusion of the options would have been anti-dilutive.
(c)	Effective January 1, 2009, guidance for determining whether instruments granted in share-based payment transactions are participating securities requires that restricted stock awards be included in the computation of basic and diluted EPS pursuant to the two-class method. Accordingly, the Company has retrospectively adjusted EPS for 2008 and 2007.

The Subordinated Debentures, discussed in Note 10, would affect the EPS computation only in the unlikely event the Company fails to achieve specified performance measures related to the Company’s tangible common equity and consolidated net income. In that circumstance the Company would reflect the additional common shares in the EPS computation.

NOTE 19

DETAILS OF CERTAIN CONSOLIDATED STATEMENTS OF INCOME LINES

The following is a detail of other commissions and fees for the years ended December 31:

(Millions)	2009	2008	2007
Foreign currency conversion revenue	$672	$755	$718
Delinquency fees	526	852	879
Service fees	335	459	513
Other	245	241	307

Total other commissions and fees	$1,778	$2,307	$2,417

The following is a detail of other revenues for the years ended December 31:

(Millions)	2009	2008	2007
Insurance premium revenue	$293	$326	$349
Publishing revenue	224	327	345
Gain on investment securities	225	12	9
Other	1,345	1,492	1,048

Total other revenues	$2,087	$2,157	$1,751

Other revenues includes insurance premiums earned from cardmember travel and other insurance programs, publishing revenues, revenues arising from contracts with Global Network Services (GNS) partners including royalties and signing fees, and other miscellaneous revenue and fees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

The following is a detail of marketing, promotion, rewards and cardmember services for the years ended December 31:

(Millions)	2009	2008	2007
Marketing and promotion	$1,914	$2,430	$2,562
Cardmember rewards	4,036	4,389	4,777
Cardmember services	517	542	478

Total marketing, promotion, rewards and cardmember services	$6,467	$7,361	$7,817

Marketing and promotion expense includes advertising costs, which are expensed in the year in which the advertising first takes place. Cardmember rewards expense includes the costs of rewards programs (including Membership Rewards, discussed in Note 11). Cardmember services expense includes protection plans and complimentary services provided to cardmembers.

The following is a detail of other, net expense for the years ended December 31:

(Millions)	2009	2008	2007
Occupancy and equipment	$1,619	$1,641	$1,436
Communications	414	466	461
MasterCard and Visa settlements	(852)	(571)	(1,056)
Other(a)	1,233	1,586	1,386

Total other, net expense	$2,414	$3,122	$2,227

(a)	Includes (i) a $135 million benefit recorded in the third quarter of 2009 representing the correction of an error related to the accounting for cumulative translation adjustments associated with a net investment in foreign subsidiaries (the impact of the incorrect accounting was not material to any of the quarterly or annual periods in which it occurred and resulted in a $60 million overstatement of pretax income in the second quarter of 2009, a $135 million understatement of pretax income in the fourth quarter of 2008 and minimal amounts for all other periods affected dating back to the third quarter of 2007 when the incorrect accounting originated), (ii) a $45 million benefit recorded in the third quarter of 2009 resulting from the change in fair value of certain forward exchange contracts, and (iii) lower travel and entertainment and other expenses due to the Company’s reengineering activities. Also includes a $59 million benefit recorded in the second quarter of 2009 representing the correction of an error related to prior periods from the completion of certain account reconciliations. Based on the items described above, the aggregate impact from the correction of errors in accounting for the 12 months ended December 31, 2009 resulted in a $254 million overstatement of pretax income.

Other, net expense includes general operating expenses, gains (losses) on sale of assets or businesses not classified as discontinued operations, and litigation and insurance costs or settlements.

NOTE 20

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

For the Company’s Plans, there were a total of 37 million, 45 million and 52 million common shares unissued and available for grant as of December 31, 2009, 2008 and 2007, respectively, as authorized by the Company’s Board of Directors and shareholders.

The Company granted stock option awards to its Chief Executive Officer (CEO) in November 2007 and January 2008 that have performance-based and market-based conditions. These option awards are separately described below and are excluded from the information and tables presented in the following paragraphs.

A summary of stock option and RSA activity as of December 31, 2009, and changes during the year are presented below:

(Shares in thousands)	Stock Options		RSAs
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Grant Price
Outstanding at December 31, 2008	83,674	$40.94	7,108	$51.49
Granted	9,165	$18.88	12,014	$18.04
Exercised/vested	(2,757)	$36.71	(2,680)	$50.89
Forfeited	(2,060)	$40.58	(760)	$31.82
Expired	(8,328)	$35.19	—	—
Outstanding at December 31, 2009(a)	79,694	$39.18	15,682	$26.90

Options vested and expected to vest at December 31, 2009	78,271	$39.31	—	—

Options exercisable at December 31, 2009(a)	59,778	$39.81	—	—

(a)	As of December 31, 2009, the exercise prices for stock options outstanding and stock options exercisable ranged from $12.06 to $60.95 and $24.66 to $60.95, respectively.

The Company recognizes the cost of employee stock awards granted in exchange for employee services based on the grant-date fair value of the award, net of expected forfeitures. Those costs are recognized ratably over the vesting period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

STOCK OPTIONS

Each stock option has an exercise price equal to the market price of the Company’s common stock on the date of grant and a contractual term of 10 years from the date of grant. Stock options generally vest 25 percent per year beginning with the first anniversary of the grant date.

The weighted-average remaining contractual life and the aggregate intrinsic value (the amount by which the fair value of the Company’s stock exceeds the exercise price of the option) of the stock options outstanding, exercisable, and vested and expected to vest as of December 31, 2009 were as follows:

	Outstanding	Exercisable	Vested and Expected to Vest
Weighted average remaining contractual life (in years)	4.1	2.8	4.1
Aggregate intrinsic value ($ millions)	$399	$199	$379

The intrinsic value for options exercised during 2009, 2008 and 2007 was $11 million, $79 million and $463 million, respectively (based upon the fair value of the Company’s stock price at the date of exercise). Cash received from the exercise of stock options in 2009, 2008 and 2007 was $83 million, $176 million and $852 million, respectively. The tax benefit realized from income tax deductions from stock option exercises, which was recorded in additional paid-in capital, in 2009, 2008 and 2007 was $2 million, $21 million and $158 million, respectively.

The fair value of each option is estimated on the date of grant using a Black-Scholes-Merton option-pricing model. The following weighted-average assumptions are used for grants issued in 2009, 2008 and 2007, the majority of which were granted in the beginning of each year:

	2009	2008	2007
Dividend yield	4.1%	1.5%	1.0%
Expected volatility	36%	19%	19%
Risk-free interest rate	2.1%	2.8%	4.8%
Expected life of stock option (in years)	4.8	4.7	4.7
Weighted-average fair value per option	$4.54	$8.24	$13.39

The expected volatility is based on weighted historical and implied volatilities of the Company’s common stock price. The expected life of the options is based on historical data.

STOCK OPTIONS WITH PERFORMANCE-BASED AND MARKET-BASED CONDITIONS

On November 30, 2007 and January 31, 2008, the Company’s CEO was granted in the aggregate 2,750,000 of non-qualified stock option awards with performance-based and market-based conditions. The exercise prices per share are $58.98 and $49.13, respectively. Both awards have a contractual term of 10 years and a vesting period of 6 years.

Performance-based Conditions

Awards for 2,062,500 options have performance-based conditions with an aggregate grant date fair value of approximately $33.8 million using a Black-Scholes-Merton option-pricing model. Compensation expense for these awards will be recognized over the vesting period when it is determined it is probable that the performance metrics will be achieved. No compensation expense for these awards was recorded in 2009, 2008 or 2007.

Market-based Conditions

Awards for 687,500 options have market-based conditions with an aggregate grant date fair value of approximately $10.5 million using a Monte Carlo valuation model. The expected volatility is based on historical returns of the Company’s common stock price and the S&P 500 Index. The expected life of the options is based on historical data. Compensation expense for the fair value of these awards is recognized ratably over the vesting period irrespective of the probability of the market metric being achieved. Total compensation expense recorded in 2009, 2008 and 2007 was $2.4 million, $2.4 million and $0.1 million, respectively.

RESTRICTED STOCK AWARDS

RSAs are valued based on the stock price on the date of grant and vest generally 25 percent per year, beginning with the first anniversary of the grant date. RSA holders receive non-forfeitable dividends or dividend equivalents. The total fair value of shares vested during 2009, 2008 and 2007 was $44 million, $134 million and $203 million, respectively (based upon the Company’s stock price at the vesting date).

The weighted-average grant date fair value of RSAs granted in 2009, 2008 and 2007, is $18.04, $48.29 and $57.89, respectively.

PORTFOLIO GRANTS

In 2009, the Company awarded cash-settled PGs to Executive Officers that earn value based on the Company’s financial performance and the Company’s total shareholder return versus the S&P 500 Index. Awards in 2009 for all other PG recipients earn value based on the Company’s performance against financial and corporate objectives. The 2009 awards vest fifty percent each year over two one-year performance periods. All PGs awarded in 2008 and 2007 earn value based on the Company’s financial performance and the Company’s

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

total shareholder return versus the S&P 500 Index and cliff vest after a three-year performance period. PG payouts are subject to CBC approval.

The PGs are classified as liabilities and, therefore, the fair value is determined at the date of grant and remeasured quarterly as part of compensation expense over the performance period. Cash paid upon vesting of PGs was $43 million, $59 million and $55 million in 2009, 2008 and 2007, respectively.

SUMMARY OF STOCK PLAN EXPENSE

The components of the Company’s stock-based compensation expense (net of cancellations) are as follows:

(Millions)	2009	2008	2007
Restricted stock awards(a)	$135	$141	$135
Stock options(a)	55	73	78
Portfolio grants and other	10	21	63
Performance/market-based stock options	2	2	—

Total stock based compensation expense(b)	$202	$237	$276

(a)	As of December 31, 2009, the total unrecognized compensation cost related to unvested RSAs and options was $260 million and $74 million, respectively. The unrecognized cost for RSAs and options will be recognized ratably over the remaining vesting period. The weighted-average remaining vesting period for RSAs and options is 2.44 years and 2.01 years, respectively.
(b)	The total income tax benefit recognized in the income statement for stock-based compensation arrangements in 2009, 2008 and 2007 was $71 million, $83 million and $96 million, respectively.

NOTE 21

RETIREMENT PLANS

The Company sponsors defined benefit pension plans, defined contribution plans, and other postretirement benefit plans for its employees. The following table provides a summary of the total cost related to these plans as of December 31:

(Millions)	2009	2008	2007
Defined benefit pension plan cost	$21	$13	$28
Defined contribution plan cost	118	211	173
Other postretirement benefit plan cost	29	27	31

Net periodic benefit cost	$168	$251	$232

The expenses in the above table are recorded in salaries and employee benefits in the Consolidated Statements of Income.

DEFINED BENEFIT PENSION PLANS

The Company’s significant defined benefit pension plans cover certain employees in the United States and United Kingdom. Most employees outside the United States and United Kingdom are covered by local retirement plans, some of which are funded, while other employees receive payments at the time of retirement or termination under applicable labor laws or agreements. The Company complies with the minimum funding requirements in all countries.

The Company sponsors the U.S. American Express Retirement Plan (the Plan) for eligible employees in the United States. The Plan is a noncontributory defined benefit plan and a tax-qualified retirement plan subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective July 1, 2007, the Plan was closed to new entrants and existing participants no longer accrue future benefits. The Company funds retirement costs through a trust and complies with the applicable minimum funding requirements specified by ERISA, as revised under the Pension Protection Act (PPA), effective October 1, 2008. The funded status of the Plan on an ERISA basis as of October 1, 2009 (applicable plan year) is 106 percent. The PPA calculation assumptions are specific to ERISA and differ from the calculation of the net funded status for GAAP purposes (see Net Funded Status as of December 31, 2009 in the table below).

The Plan is a cash balance plan and employees’ accrued benefits are based on notional account balances, which are maintained for each individual. Employees’ balances are credited daily with interest at a fixed-rate that is updated each January 1 and is based on the average of the daily five-year U.S. Treasury Note yields for the previous October 1 through November 30. The interest rate varies from a minimum of 5 percent to a maximum equal to the lesser of (i) 10 percent or (ii) the applicable interest rate set forth in the Plan. Employees and their beneficiaries have the option to receive annuity payments upon retirement or a lump-sum payout at vested termination, death, disability or retirement.

The Company also sponsors an unfunded non-qualified Supplemental Retirement Plan (the SRP) for employees compensated above a certain level to supplement their pension benefits that are limited by the Internal Revenue Code. The SRP was also amended as of July 1, 2007, and its terms generally parallel those of the Plan, except that the definition of compensation and payment options differ.

For each plan, the net funded status is defined by GAAP governing retirement benefits as the difference between the fair value of plan assets and the respective plan’s projected benefit obligation. The projected benefit obligation represents a liability based on the plan participants’ service-to-date and their expected future compensation at their projected retirement date. Changes in the funded status are recorded as unamortized gains and losses, which are recognized in other comprehensive income, net of tax, in the periods in which they occur along with prior service cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

As of December 31, 2009, the net funded status related to the defined benefit pension plans was underfunded by $406 million, as shown in the following table:

Net Funded Status

(Millions)	2009	2008
Net funded status, beginning of year	$(441)	$113

Increase (Decrease) in fair value of plan assets	296	(900)

(Increase) Decrease in projected benefit obligation	(261)	346

Net change	35	(554)

Net funded status, end of year	$(406)	$(441)

The net funded status amounts at December 31, 2009 and 2008 are recognized in the Consolidated Balance Sheets in other liabilities.

Plan Assets and Obligations

The following tables provide a reconciliation of changes in the fair value of plan assets and projected benefit obligations for all defined benefit pension plans:

Reconciliation of Change in Fair Value of Plan Assets

(Millions)	2009	2008
Fair value of plan assets, beginning of year	$1,693	$2,593
Effect of transition to December 31st measurement date	—	11
Actual return on plan assets	290	(461)
Employer contributions	74	20
Benefits paid	(59)	(61)
Settlements	(81)	(88)
Foreign currency exchange rate changes	72	(321)

Net change	296	(900)

Fair value of plan assets, end of year	$1,989	$1,693

Reconciliation of Change in Projected Benefit Obligation

(Millions)	2009	2008
Projected benefit obligation, beginning of year	$2,134	$2,480
Effect of transition to December 31st measurement date	—	6
Service cost	14	23
Interest cost	127	136
Benefits paid	(59)	(61)
Actuarial loss (gain)	189	(56)
Plan amendments	—	(4)
Settlements	(81)	(88)
Curtailments	(14)	(5)
Foreign currency exchange rate changes	85	(297)

Net change	261	(346)

Projected benefit obligation, end of year	$2,395	$2,134

Accumulated Other Comprehensive Loss

The following table provides the amounts comprising accumulated other comprehensive loss, which are not yet recognized as components of net periodic pension benefit cost as of December 31:

(Millions)	2009	2008
Net actuarial loss	$655	$650
Net prior service cost	(3)	(3)

Total, pretax effect	652	647
Tax impact	(219)	(215)

Total, net of taxes	$433	$432

The estimated portion of the net actuarial loss and net prior service cost that is expected to be recognized as a component of net periodic pension benefit cost in 2010 is $22 million and nil, respectively.

The following table lists the amounts recognized in other comprehensive loss in 2009:

(Millions)	2009
Net actuarial loss:
Reclassified to earnings from equity(a)	$(29)
Losses in current year(b)	34

Net actuarial loss, pretax	$5

(a)	Amortization of actuarial losses and recognition of losses related to lump sum settlements.
(b)	Deferral of actuarial losses and curtailment gains.

Benefit Obligations

The accumulated benefit obligation in a defined benefit pension plan is the present value of benefits earned to date by plan participants computed based on current compensation levels as contrasted to the projected benefit obligation, which is the present value of benefits earned to date by plan participants based on their expected future compensation at their projected retirement date.

The accumulated and projected benefit obligations for all defined benefit pension plans are as follows:

(Millions)	2009	2008
Accumulated benefit obligation	$2,327	$2,057
Projected benefit obligation	$2,395	$2,134

The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligation that exceeds the fair value of plan assets are as follows:

(Millions)	2009	2008
Accumulated benefit obligation	$1,369	$2,056
Fair value of plan assets	$1,020	$1,691

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

The projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligation that exceeds the fair value of plan assets are as follows:

(Millions)	2009	2008
Projected benefit obligation	$2,395	$2,134
Fair value of plan assets	$1,989	$1,693

Net Periodic Pension Benefit Cost

The components of the net periodic pension benefit cost for all defined benefit pension plans as of December 31 are as follows:

(Millions)	2009	2008	2007
Service cost(a)	$14	$23	$89
Interest cost(b)	127	136	126
Expected return on plan assets(c)	(146)	(169)	(155)
Amortization of prior service costs(d)	—	—	1
Recognized net actuarial loss(e)	10	17	35
Settlements losses (gains)(f)	19	5	(5)
Curtailment (gains) losses(g)	(3)	1	(63)

Net periodic pension benefit cost	$21	$13	$28

(a)	Current value of benefits earned by employees during the period.
(b)	Estimated interest incurred on the outstanding projected benefit obligation during the period.
(c)	Expected return on the market related value of plan assets.
(d)	Costs that result from plan amendments, which are amortized over the expected future service period of the employees impacted.
(e)	Amortization of the accumulated losses which exceed 10 percent of the greater of the projected benefit obligation or the market related value of plan assets.
(f)	Recognition of the actuarial losses resulting from lump sum settlements of the benefit obligation.
(g)	Gains resulting from a reduction in the benefit obligation due to a decrease in the expected years of future service of current plan participants.

Assumptions

The weighted-average assumptions used to determine defined benefit pension obligations were:

	2009	2008
Discount rates	5.3%	5.9%
Rates of increase in compensation levels	3.6%	3.9%

The weighted-average assumptions used to determine net periodic pension benefit costs were:

	2009	2008	2007
Discount rates	5.9%	5.8%	5.2%
Rates of increase in compensation levels	3.9%	4.2%	4.1%
Expected long-term rates of return on assets	6.9%	7.6%	7.8%

The Company assumes a long-term rate of return on assets on a weighted-average basis. In developing this assumption, management evaluates historical returns on plan assets as well as benchmark information including projections of asset class returns and long-term inflation.

The discount rate assumptions for the Company’s significant defined benefit plans are determined using a model consisting of bond portfolios that match the cash flows of the plan’s projected benefit payments based on the plan participants’ service to date and their expected future compensation. Use of the rate produced by this model generates a projected benefit obligation that equals the current market value of a portfolio of high-quality zero-coupon bonds whose maturity dates and amounts match the timing and amount of expected future benefit payments.

Asset Allocation and Fair Value

The Benefit Plans Investment Committee (BPIC) is appointed by the Compensation and Benefits Committee of the Company’s Board of Directors and has the responsibility of reviewing and approving the investment policies related to plan assets for the Company’s defined benefit pension plans; evaluating the performance of the investments in accordance with the investment policy; reviewing the investment objectives, risk, characteristics, expenses and historical performance; and selecting and evaluating the investment managers. The BPIC typically meets quarterly to review the performance of the various investment managers and service providers as well as other investment related matters. The Company’s significant defined benefit pension plans have investment policies, which prescribe targets for the amount of assets that can be invested in a security class in order to mitigate the detrimental impact of adverse or unexpected results with respect to any individual security class on the overall portfolio. The portfolios are diversified by asset type, risk characteristics and concentration of investments.

Effective January 1, 2009, the Company adopted new GAAP fair value disclosure requirements for defined benefit pension plan assets (the new expanded disclosures are not applicable for plan assets at December 31, 2008 when the asset allocation was 48 percent equity securities, 43 percent fixed income securities, and 9 percent other investments). Refer to Note 3 for a discussion related to valuation techniques used to measure fair value, including a description of the three-level fair value hierarchy of inputs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

The following table summarizes the target allocation and categorization of all defined benefit pension plan assets measured at fair value on a recurring basis by GAAP’s valuation hierarchy as of December 31, 2009.

Asset Category (millions, except percentages)	Target Allocation 2010	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. equity securities	15%	$334	$334	$—	$—
International equity securities(a)	30%	626	626	—	—
U.S. fixed income securities	30%	553	—	553	—
International fixed income securities(a)	15%	301	—	301	—
Balanced funds	5%	62	—	62	—
Cash	—	15	15	—	—
Other(b)
Private equity		52	—	—	52
Real estate		38	—	—	38
Hedge funds		8	—	—	8

Total other	5%	98	—	—	98

Total	100%	$1,989	$975	$916	$98

(a)	A significant portion of international investments are in U.K. companies and U.K. government and agency securities.
(b)	Measured at reported net asset value in accordance with GAAP adopted in 2009.

The fair value measurement of all defined benefit pension plan assets using significant unobservable inputs (Level 3) changed during 2009 due to the following:

(Millions)	Total	Private Equity	Real Estate	Hedge Funds
Beginning fair value, January 1, 2009	$187	$64	$60	$63
Actual net losses on plan assets:
Held at the end of the year	(38)	(16)	(19)	(3)
Sold during the year	(10)	—	(1)	(9)

Total net losses	(48)	(16)	(20)	(12)
Net purchases, sales and settlements	(41)	4	(2)	(43)

Net decrease	(89)	(12)	(22)	(55)

Ending fair value, December 31, 2009	$98	$52	$38	$8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

Benefit Payments

The Company’s defined benefit pension plans expect to make benefit payments to retirees as follows:

(Millions)	2010	2011	2012	2013	2014	2015 –2019
Expected payments	$132	$147	$152	$152	$171	$903

In addition, the Company expects to contribute $64 million to its defined benefit pension plans in 2010.

DEFINED CONTRIBUTION RETIREMENT PLANS

The Company sponsors defined contribution retirement plans, the principal plan being the Retirement Savings Plan (RSP), a 401(k) savings plan with a profit sharing component. The RSP is a tax-qualified retirement plan subject to ERISA and covers most employees in the U. S. Under the terms of the RSP, employees have the option of investing up to 10 percent of their contributions in the American Express Company Stock Fund, which invests primarily in the Company’s common stock, through accumulated payroll deductions. Employees are restricted from transferring balances into this fund if the balance has reached 10 percent of the employee’s total account balance. The RSP held 13 million shares of American Express Common Stock at both December 31, 2009 and 2008, beneficially for employees. Effective July 1, 2007, the Company matches employee contributions to the plan up to a maximum of 5 percent of total pay. Additional annual conversion contributions of up to 8 percent of total pay are provided into the RSP for eligible employees who were hired before April 1, 2007. The Company also sponsors an RSP SRP, which is an unfunded non-qualified plan for employees whose RSP benefits are limited by the Internal Revenue Code and its terms generally parallel those of the RSP, except that the definition of compensation and payment options differ.

The total expense for all defined contribution retirement plans globally was $118 million, $211 million and $173 million in 2009, 2008 and 2007, respectively. The decrease in defined contribution expense in 2009 primarily reflects the Company’s temporary suspension of the employer match conversion contributions (reinstated prospectively in January 2010).

OTHER POSTRETIREMENT BENEFIT PLANS

The Company sponsors unfunded other postretirement benefit plans that provide health care and life insurance to certain retired U.S. employees.

Accumulated Other Comprehensive Loss

The following table provides the amounts comprising accumulated other comprehensive loss which are not yet recognized as components of net periodic benefit cost as of December 31:

(Millions)	2009	2008
Net actuarial loss	$60	$47
Net prior service cost	—	(2)

Total, pretax effect	60	45
Tax impact	(24)	(18)

Total, net of taxes	$36	$27

The estimated portion of the net actuarial loss above that is expected to be recognized as a component of net periodic benefit cost in 2010 is $2 million.

The following table lists the amounts recognized in other comprehensive loss in 2009:

(Millions)	2009
Net actuarial loss:
Reclassified to earnings from equity	$(2)
Losses in current year	15

Net actuarial loss	13
Net prior service cost:
Reclassified to earnings from equity	2

Net prior service cost	2

Total, pretax	$15

Benefit Obligations

The projected benefit obligation represents a liability based upon estimated future medical and other benefits to be provided to retirees.

The following table provides a reconciliation of the changes in the projected benefit obligation:

Reconciliation of Change in Projected Benefit Obligation

(Millions)	2009	2008
Projected benefit obligation, beginning of year	$295	$312
Effect of transition to December 31st measurement date	—	1
Service cost	5	6
Interest cost	18	19
Benefits paid	(16)	(27)
Actuarial loss (gain)	16	(16)
Curtailment loss	6	—

Net change	29	(17)

Projected benefit obligation, end of year	$324	$295

The plans are unfunded and the obligations as of December 31, 2009 and 2008 are recognized in the Consolidated Balance Sheets in other liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

Net Periodic Benefit Cost

GAAP provides for the delayed recognition of the net actuarial loss and the net prior service credit remaining in accumulated other comprehensive income (loss).

The components of the net periodic benefit cost for all other postretirement benefit plans as of December 31 are as follows:

(Millions)	2009	2008	2007
Service cost	$5	$6	$6
Interest cost	18	19	19
Amortization of prior service cost	(2)	(2)	(2)
Recognized net actuarial loss	2	4	8
Curtailment loss	6	—	—

Net periodic benefit cost	$29	$27	$31

ASSUMPTIONS

The weighted-average assumptions used to determine benefit obligations were:

	2009	2008
Discount rates	5.4%	6.0%
Health care cost increase rate:
Following year	8.0%	8.5%
Decreasing to the year 2016	5.0%	5.0%

The weighted-average discount rate used to determine net periodic benefit cost was 6.0 percent, 6.1 percent and 5.7 percent in 2009, 2008 and 2007, respectively.

The discount rate assumption for the Company’s unfunded other postretirement benefit plans is determined by using a model consisting of bond portfolios that match the cash flows of the plan’s projected benefit payments. Use of the rate produced by this model generates a projected benefit obligation that equals the current market value of a portfolio of high-quality zero-coupon bonds whose maturity dates and amounts match the timing and amount of expected future benefit payments.

A one percentage-point change in assumed health care cost trend rates would have the following effects:

	One percentage- point increase		One percentage- point decrease
(Millions)	2009	2008	2009	2008
Increase (Decrease) on benefits earned and interest cost for U.S. plans	$1	$1	$(1)	$(1)
Increase (Decrease) on postretirement benefit obligation for U.S. plans	$15	$15	$(14)	$(13)

Benefit Payments

The Company’s other postretirement benefit plans expect to make benefit payments as follows:

(Millions)	2010	2011	2012	2013	2014	2015 –2019
Expected payments	$24	$24	$24	$25	$26	$132

In addition, the Company expects to contribute $24 million to its other postretirement benefit plans in 2010.

NOTE 22

SIGNIFICANT CREDIT CONCENTRATIONS

Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to American Express’ total credit exposure. The Company’s customers operate in diverse industries, economic sectors and geographic regions.

The following table details the Company’s maximum credit exposure by category, including the credit exposure associated with derivative financial instruments, as of December 31:

(Billions, except percentages)	2009	2008
On-balance sheet:
Individuals(a)	$60	$68
Financial institutions(b)	20	24
U.S. Government and agencies(c)	19	11
All other(d)	17	14

Total on-balance sheet(e)	$116	$117

Unused lines-of-credit-individuals(f)	$222	$253

(a)	Individuals primarily include cardmember loans and receivables.
(b)	Financial institutions primarily include debt obligations of banks, broker-dealers, insurance companies and savings and loan associations.
(c)	U.S. Government and agencies represent debt obligations of the U.S. Government and its agencies, states and municipalities, and government sponsored entities.
(d)	All other primarily includes cardmember receivables from other corporate institutions.
(e)	Certain distinctions between categories require management judgment.
(f)	Because charge card products have no preset spending limit, the associated credit limit on cardmember receivables is not quantifiable. Therefore, the quantified unused line-of-credit amounts only include the approximate credit line available on cardmember loans (including both for on-balance sheet loans and loans previously securitized).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

As of December 31, 2009, the Company’s most significant concentration of credit risk was with individuals, including cardmember receivables and loans. These amounts are generally advanced on an unsecured basis. However, the Company reviews each potential customer’s credit application and evaluates the applicant’s financial history and ability and willingness to repay. The Company also considers credit performance by customer tenure, industry, and geographic location in managing credit exposure. The following table details the Company’s cardmember loans and receivables exposure (including unused lines-of-credit on cardmember loans) in the United States and International, as of December 31:

(Billions, except percentages)	2009	2008
On-balance sheet:
United States	$47	$56
International	20	19

On-balance sheet(a)	$67	$75

Unused lines-of-credit-individuals:
United States	$181	$211
International	41	42

Total	$222	$253

(a)	Represents cardmember loans to individuals as well as receivables from individuals and corporate institutions as discussed in footnotes (a) and (d) from the previous table.

EXPOSURE TO AIRLINE INDUSTRY

The Company has multiple co-brand relationships and rewards partners, of which airlines are one of the most important and valuable. The Company’s largest airline co-brand is Delta Air Lines (Delta) and this relationship includes exclusive co-brand credit card partnerships and other arrangements, including Membership Rewards, merchant acceptance and travel. American Express’ Delta SkyMiles Credit Card co-brand portfolio accounts for approximately 5 percent of the Company’s worldwide billed business and less than 15 percent of worldwide cardmember lending receivables. Refer to Note 8 to the Consolidated Financial Statements for further discussion of prepaid miles acquired from Delta.

Over the last couple of years, there were a significant number of airline bankruptcies and liquidations, driven in part by volatile fuel costs and weakening economies around the world. Historically, the Company has not experienced significant revenue declines when a particular airline scales back or ceases operations due to a bankruptcy or other financial challenges because volumes generated by that airline are typically shifted to other participants in the industry that accept the Company’s card products. The Company’s exposure to business and credit risk in the airline industry is primarily through business arrangements where the Company has remitted payment to the airline for a cardmember purchase of tickets that have not yet been used or “flown”. The Company mitigates this risk by delaying payment to the airlines with deteriorating financial situations, thereby increasing cash withheld to protect the Company in the event the airline is liquidated. To date, the Company has not experienced significant losses from airlines that have ceased operations.

NOTE 23

REGULATORY MATTERS AND CAPITAL ADEQUACY

The Company is regulated by the Federal Reserve and is subject to the Federal Reserve’s requirements for risk-based capital and leverage ratios. The Company’s two U.S. Bank operating subsidiaries, Centurion Bank and FSB (collectively, the “Banks”), are subject to similar regulatory capital requirements of the FDIC and the Office of Thrift Supervision (OTS).

The Federal Reserve’s guidelines for capital adequacy define two categories of risk-based capital: Tier 1 and Tier 2 capital (as defined in the regulations). Under the risk-based capital guidelines of the Federal Reserve, the Company is required to maintain minimum ratios of Tier 1 and Total (Tier 1 plus Tier 2) capital to risk weighted assets, as well as a minimum leverage ratio (Tier 1 capital to average adjusted on-balance sheet assets).

Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional, discretionary actions by regulators, that, if undertaken, could have a direct material effect on the Company’s and the Banks’ financial statements.

As of December 31, 2009 and 2008, the Company and its Banks were well-capitalized and met all capital requirements to which each was subject. Management is not aware of any events subsequent to December 31, 2009 that would materially, adversely affect the Company’s and the Banks’ 2009 capital ratios, including the impact of the adoption of changes in GAAP governing the accounting for transfers of financial assets effective January 1, 2010, as discussed in Note 1. While the adoption of these new accounting standards is expected to result in a reduction of the Company’s capital ratios, such ratios are expected to be above applicable well-capitalized levels.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

The following table presents the regulatory capital ratios for the Company and the Banks at December 31, 2009 and 2008:

(Millions, except percentages)	Tier 1 capital	Total capital	Tier 1 capital ratio	Total capital ratio	Tier 1 leverage ratio(a)
December 31, 2009
American Express Company	$11,464	$13,894	9.8%	11.9%	9.7%
American Express Centurion Bank(b)	$4,430	$4,841	13.7%	15.0%	17.1%
American Express Bank, FSB(b)	$4,784	$5,623	14.2%	16.7%	15.1	%(a)

December 31, 2008
American Express Company	$10,087	$11,610	9.7%	11.1%	8.5%
American Express Centurion Bank	$3,029	$3,386	12.3%	13.7%	13.2%
American Express Bank, FSB	$3,415	$3,767	12.7%	14.0%	12.2	%(a)

Well-capitalized ratios(c)			6.0%	10.0%	5.0	%(d)
Minimum capital ratios(c)			4.0%	8.0%	4.0%

(a)	FSB leverage ratio represents Tier 1 core capital ratio, calculated similarly to Tier 1 leverage ratio.
(b)	Since January 2009, FSB has committed to maintain a Total capital ratio of no less than 15 percent. During 2009, enhancements were made to the American Express Credit Account Master Trust used to securitize credit card receivables issued by both the FSB and Centurion Bank. As a result of these enhancements, the Banks began holding capital against their off balance sheet trust assets. The Company infused $1.4 billion and $475 million of additional capital into FSB and Centurion Bank, respectively, during 2009 and in connection with the foregoing increased capital commitment for FSB and the impact of the trust enhancements for both FSB and Centurion Bank.
(c)	As defined by the regulations issued by the Federal Reserve, Office of the Comptroller of the Currency (OCC), OTS and FDIC.
(d)	Represents requirements for banking subsidiaries to be considered “well capitalized” pursuant to regulations issued under the Federal Deposit Insurance Corporation Improvement Act. There is no “well capitalized” definition for the Tier 1 leverage ratio for a bank holding company.

RESTRICTED NET ASSETS OF SUBSIDIARIES

Certain of the Company’s subsidiaries are subject to restrictions on the transfer of net assets under debt agreements and regulatory requirements. These restrictions have not had any effect on the Company’s shareholder dividend policy and management does not anticipate any impact in the future. Procedures exist to transfer net assets between the Company and its subsidiaries, while ensuring compliance with the various contractual and regulatory constraints. At December 31, 2009, the aggregate amount of net assets of subsidiaries that are restricted to be transferred to American Express’ Parent Company (Parent Company) was approximately $9.5 billion.

BANK HOLDING COMPANY DIVIDEND RESTRICTIONS

The Company is limited in its ability to pay dividends by its regulators who could prohibit a dividend that would be considered an unsafe or unsound banking practice. It is the policy of the Federal Reserve that bank holding companies should generally pay dividends on common stock only out of net income attributable to common shareholders over the past year, and only if prospective earnings retention is consistent with the organization’s current and expected future capital needs, asset quality, and overall financial condition. Moreover, bank holding companies should not maintain dividend levels that undermine a company’s ability to be a source of strength to its banking subsidiaries.

BANKS’ DIVIDEND RESTRICTIONS

In the years ended December 31, 2008 and 2007, Centurion Bank paid dividends from retained earnings to its parent of $650 million and $700 million, respectively, which were eliminated in the Company’s consolidation. No dividends were paid in 2009. In the years ended December 31, 2008 and 2007, FSB paid dividends from retained earnings to its parent of $150 million and $150 million, respectively, which were eliminated in the Company’s consolidation. No dividends were paid in 2009. As of December 31, 2009 and 2008, the Banks could pay, in the aggregate, $1.3 billion and $0.6 billion, respectively, in dividends to their bank holding companies without the prior approval of their respective banking regulators. In determining the dividends, the Banks must also consider its effect on applicable risk-based capital and leverage ratio requirements, as well as policy statements of the federal regulatory agencies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

NOTE 24

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

VISA AND MASTERCARD SETTLEMENTS

As previously disclosed the Company reached settlement agreements with Visa and MasterCard. Under the terms of the settlement agreements, the Company will receive aggregate maximum payments of $4.05 billion. The settlement with Visa comprised an initial payment of $1.13 billion ($700 million after-tax) that was recorded as a gain in 2007. Having met quarterly performance criteria, the Company recognized $280 million ($172 million after-tax) from Visa in 2009 and 2008, and $600 million ($372 million after-tax) and $300 million ($186 million after-tax) from MasterCard in 2009 and 2008, respectively. The remaining Visa and MasterCard quarterly payments, subject to the Company achieving certain quarterly performance criteria, continue through the fourth and second quarters of 2011, respectively, and are included in other, net expenses within the Corporate & Other segment.

The Company also has contingent obligations to make payments under contractual agreements entered into as part of the ongoing operation of the Company’s business, primarily with co-brand partners. The contingent obligations under such arrangements were approximately $6.0 billion as of December 31, 2009.

The Company leases certain facilities and equipment under noncancelable and cancelable agreements. The total rental expense amounted to $362 million in 2009 including lease termination penalties of $36 million. Rent expense was $337 million and $300 million in 2008 and 2007, respectively. As of December 31, 2009, the minimum aggregate rental commitment under all noncancelable operating leases (net of subleases of $5 million) was:

(Millions)
2010	$254
2011	228
2012	194
2013	181
2014	164
Thereafter	1,316

Total	$2,337

As of December 31, 2009, the Company’s future minimum lease payments under capital leases or other similar arrangements is approximately $12 million per annum from 2010 through 2013, $14 million in 2014 and $40 million thereafter. Refer to Note 22 for a discussion of the Company’s customer commitments, related to unused lines-of-credit, as of December 31, 2009 and 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

NOTE 25

REPORTABLE OPERATING SEGMENTS AND GEOGRAPHIC OPERATIONS

REPORTABLE OPERATING SEGMENTS

The Company is a leading global payments and travel company that is principally engaged in businesses comprising four reportable operating segments: U.S. Card Services (USCS), International Card Services (ICS), Global Commercial Services (GCS) and Global Network & Merchant Services (GNMS).

The Company considers a combination of factors when evaluating the composition of its reportable operating segments, including the results reviewed by the chief operating decision maker, economic characteristics, products and services offered, classes of customers, product distribution channels, geographic considerations (primarily U.S. versus international), and regulatory environment considerations. Based on these factors, the Company has the following four reportable operating segments:

•	USCS issues a wide range of card products and services to consumers and small businesses in the United States, and provides consumer travel services to cardmembers and other consumers.

•	ICS issues proprietary consumer and small business cards outside the United States.

•	GCS offers global corporate payment and travel-related products and services to large and mid-sized companies.

•

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

Corporate functions and auxiliary businesses, including the Company’s publishing business, the Global Prepaid business, as well as other company operations are included in Corporate & Other.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

The following table presents certain selected financial information as of December 31, 2009, 2008 and 2007 and for each of the years then ended.

(Millions, except where indicated)	USCS	ICS	GCS	GNMS	Corporate & Other(a)	Consolidated
2009(b)
Non-interest revenues	$9,525	$3,404	$4,157	$3,625	$688	$21,399
Interest income	3,221	1,588	61	6	455	5,331
Interest expense	855	509	172	(85)	756	2,207
Total revenues net of interest expense	11,891	4,483	4,046	3,716	387	24,523
Total provision	3,769	1,211	177	135	21	5,313
Pretax income from continuing operations	324	230	568	1,381	338	2,841
Income tax provision (benefit)	75	(73)	178	483	41	704
Income from continuing operations	$249	$303	$390	$898	$297	$2,137

Total equity (billions)	$6.5	$2.2	$3.4	$1.8	$0.5	$14.4

2008
Non-interest revenues	$11,427	$3,758	$5,081	$3,875	$578	$24,719
Interest income	4,736	1,984	168	5	308	7,201
Interest expense	2,166	961	553	(222)	97	3,555
Total revenues net of interest expense	13,997	4,781	4,696	4,102	789	28,365
Total provision	4,389	1,030	231	127	21	5,798
Pretax income from continuing operations	1,141	153	693	1,490	104	3,581
Income tax provision (benefit)	289	(198)	188	495	(64)	710
Income from continuing operations	$852	$351	$505	$995	$168	$2,871

Total equity (billions)	$4.8	$2.0	$3.5	$1.4	$0.1	$11.8

2007
Non-interest revenues	$11,750	$3,499	$4,697	$3,549	$621	$24,116
Interest income	5,125	1,741	187	3	368	7,424
Interest expense	2,653	909	615	(312)	116	3,981
Total revenues net of interest expense	14,222	4,331	4,269	3,864	873	27,559
Total provision	2,998	812	163	103	27	4,103
Pretax income from continuing operations	2,730	117	744	1,560	543	5,694
Income tax provision (benefit)	907	(174)	208	538	89	1,568
Income from continuing operations	$1,823	$291	$536	$1,022	$454	$4,126

Total equity (billions)	$4.5	$2.1	$2.2	$1.2	$1.0	$11.0

(a)	Corporate & Other includes adjustments and eliminations for intersegment activity.
(b)	The Company changed the manner by which it assesses the performance of its reportable operating segments to exclude the impact of its excess liquidity funding levels. Accordingly, beginning in 2009, the debt and cash and investment balances associated with the Company’s excess liquidity funding and the related net negative interest spread are no longer included within the reportable operating segment results (primarily USCS and GCS segments) and are reported in the Corporate & Other segment. The segment results for the prior years have not been revised for this change. The impact on segment income from continuing operations was an increase to USCS, ICS, and GCS of $101 million, $1 million and $41 million, respectively, and a decrease to Corporate & Other of $143 million for the year ending December 31, 2009. The impact on reportable operating segment asset and liability balances for this change was a decrease to USCS and GCS of $19 billion and $7 billion, respectively, and an increase to Corporate & Other of $26 billion as of December 31, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

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

Expenses

Marketing, promotion, rewards and cardmember services expenses are reflected in each segment based on actual expenses incurred, with the exception of brand advertising, which is reflected in the GNMS segment. Rewards and cardmember services expenses are reflected in each segment based on actual expenses incurred within each segment. Salaries and employee benefits and other operating expenses reflect expenses, such as professional services, occupancy and equipment, and communications, incurred directly within each segment. In addition, expenses related to the Company’s support services, such as technology costs, are allocated to each segment based on support service activities directly attributable to the segment. Other overhead expenses, such as staff group support functions, are allocated from Corporate & Other to the other segments based on each segment’s relative level of pretax income, with the exception of certain fourth quarter 2008 severance and other related charges of $133 million from the Company’s fourth quarter restructuring initiatives for staff group support functions. This presentation is consistent with how such charges were reported internally. See further discussion in Note 16 regarding this corporate initiative. Financing requirements are managed on a consolidated basis. Funding costs are allocated based on segment funding requirements.

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

GEOGRAPHIC OPERATIONS

The following table presents the Company’s total revenues net of interest expense and pretax income in different geographic regions:

(Millions)	United States	Europe	Asia/Pacific	All Other	Consolidated
2009
Total revenues net of interest expense	$16,582	$3,151	$2,335	$2,455	$24,523
Pretax income from continuing operations	$2,034	$300	$200	$307	$2,841
2008
Total revenues net of interest expense	$19,365	$3,755	$2,544	$2,701	$28,365
Pretax income from continuing operations	$3,110	$196	$99	$176	$3,581
2007
Total revenues net of interest expense	$19,456	$3,515	$2,231	$2,357	$27,559
Pretax income from continuing operations	$4,984	$301	$124	$285	$5,694

The data in the above table is, in part, based upon internal allocations, which necessarily involve management’s judgment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

NOTE 26

PARENT COMPANY

Parent Company – Condensed Statements of Income

Years Ended December 31 (Millions)	2009	2008	2007
Revenues
Non-interest revenues
Gain on sale of securities	$211	$—	$—
Other	4	6	13

Total non-interest revenues	215	6	13

Interest income	142	286	258
Interest expense	(562)	(462)	(360)

Total revenues net of interest expense	$(205)	$(170)	$(89)

Expenses
Salaries and employee benefits	111	129	132
Other	161	119	160

Total	272	248	292

Pretax loss	(477)	(418)	(381)
Income tax benefit	(164)	(176)	(157)

Net loss before equity in net income of subsidiaries and affiliates	(313)	(242)	(224)
Equity in net income of subsidiaries and affiliates	2,450	3,113	4,350

Income from continuing operations	2,137	2,871	4,126
Loss from discontinued operations, net of tax	(7)	(172)	(114)

Net income	$2,130	$2,699	$4,012

Parent Company – Condensed Balance Sheets

As of December 31 (Millions)	2009	2008
Assets
Cash and cash equivalents	$5,679	$3
Investment securities	530	594
Equity in net assets of subsidiaries and affiliates of continuing operations	14,677	12,563
Accounts receivable, less reserves	523	1,153
Loan to affiliate in discontinued operations	—	238
Premises and equipment — at cost, less accumulated depreciation: 2009, $34; 2008, $33	52	46
Due from subsidiaries	4,197	5,928
Other assets	389	716
Equity in net liabilities of subsidiaries and affiliates of discontinued operations	—	(44)

Total assets	$26,047	$21,197

Liabilities and Shareholders’ Equity
Accounts payable and other liabilities	$1,398	$1,424
Long-term debt	10,243	7,932

Total liabilities	11,641	9,356
Shareholders’ equity
Common shares	237	232
Additional paid-in capital	11,144	10,496
Retained earnings	3,737	2,719
Accumulated other comprehensive loss	(712)	(1,606)

Total shareholders’ equity	14,406	11,841

Total liabilities and shareholders’ equity	$26,047	$21,197

SUPPLEMENTAL DISCLOSURE

The Parent Company guarantees up to $104 million of indebtedness under lines of credit that subsidiaries have with various banks. As of December 31, 2009, $17 million in lines of credit have been drawn down.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

Parent Company – Condensed Statements of Cash Flows

Years Ended December 31 (Millions)	2009	2008	2007
Cash Flows from Operating Activities
Net income	$2,130	$2,699	$4,012
Adjustments to reconcile net income to cash provided by operating activities:
Equity in net (income) loss of subsidiaries and affiliates:
— Continuing operations	(2,450)	(3,113)	(4,350)
— Discontinued operations	7	172	114
Dividends received from subsidiaries and affiliates	1,103	2,340	3,708
Gain on sale of investments	(211)	—	—
Loan to affiliate in discontinued operations	—	(238)	—
Other operating activities, primarily with subsidiaries	2,911	(1,915)	(242)

Net cash provided by (used in) operating activities	3,490	(55)	3,242

Cash Flows from Investing Activities
Sale/redemption of investments	361	—	—
Premises and equipment	(20)	(14)	(10)
Investments in subsidiaries and affiliates	—	(58)	(550)

Net cash provided by (used in) investing activities	341	(72)	(560)

Cash Flows from Financing Activities
Issuance of debt	3,000	3,000	1,500
Issuance of American Express Series A preferred shares and warrants	3,389	—	—
Repurchase of American Express Series A preferred shares	(3,389)	—	—
Principal payment of debt	(505)	(1,995)	(750)
Issuance of American Express common shares and other	614	176	852
Repurchase of American Express common shares	—	(218)	(3,572)
Repurchase of American Express stock warrants	(340)	—	—
Dividends paid	(924)	(836)	(712)

Net cash provided by (used in) financing activities	1,845	127	(2,682)

Net change in cash and cash equivalents	5,676	—	—
Cash and cash equivalents at beginning of year	3	3	3

Cash and cash equivalents at end of year	$5,679	$3	$3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

NOTE 27

QUARTERLY FINANCIAL DATA (UNAUDITED)

(Millions, except per share amounts)	2009					2008
Quarters Ended	12/31	9/30 (b)	6/30	(b)(c)	3/31	12/31 (c)	9/30	6/30 (a)	3/31 (a)

Total revenues net of interest expense	$6,489	$6,016	$6,092		$5,926	$6,506	$7,164	$7,455	$7,240
Pretax income from continuing operations	961	918	418		544	268	1,078	774	1,461
Income from continuing operations	710	642	342		443	306	861	660	1,044
Income (Loss) from discontinued operations, net of tax	6	(2)	(5)		(6)	(66)	(46)	(7)	(53)
Net income(b)	716	640	337		437	240	815	653	991
Earnings Per Common Share — Basic:
Continuing operations	$0.59	$0.54	$0.09		$0.32	$0.26	$0.74	$0.57	$0.90
Discontinued operations	0.01	—	—		(0.01)	(0.05)	(0.04)	(0.01)	(0.05)

Net income	$0.60	$0.54	$0.09		$0.31	$0.21	$0.70	$0.56	$0.85

Earnings Per Common Share — Diluted:
Continuing operations	$0.59	$0.54	$0.09		$0.32	$0.26	$0.74	$0.56	$0.89
Discontinued operations	0.01	(0.01)	—		(0.01)	(0.05)	(0.04)	—	(0.04)

Net income	$0.60	$0.53	$0.09		$0.31	$0.21	$0.70	$0.56	$0.85

Cash dividends declared per common share	$0.18	$0.18	$0.18		$0.18	$0.18	$0.18	$0.18	$0.18
Common share price:
High	$42.25	$36.50	$28.45		$21.38	$35.80	$42.50	$52.63	$52.32
Low	$31.69	$22.00	$13.08		$9.71	$16.55	$31.68	$37.61	$39.50

(a)	Diluted EPS from discontinued operations was greater than basic EPS from discontinued operations due to the impact of rounded fractional amounts.
(b)	The results for the quarter ended September 30, 2009 include a $180 million benefit related to (i) the accounting for a net investment in foreign subsidiaries and (ii) the change in the fair value of certain forward exchange contracts. The results of operations for the quarter ended June 30, 2009 include a $59 million benefit related to the completion of certain account reconciliations. Refer to Note 19 for further discussion of these items.
(c)	The results of operations for the quarters ended June 30, 2009 and December 31, 2008 include restructuring charges in the amount of $199 million and $410 million, respectively. Refer to Note 16 for further discussion of these items.

CONSOLIDATED FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

AMERICAN EXPRESS COMPANY

(Millions, except per share amounts, percentages, and where indicated)	2009	2008	2007	2006	2005
Operating Results(a)
Total revenues net of interest expense	$24,523	$28,365	27,559	$24,826	$22,145
Expenses	16,369	18,986	17,762	17,008	15,605
Provisions for losses	5,313	5,798	4,103	2,666	2,561
Income from continuing operations	2,137	2,871	4,126	3,625	3,014
(Loss) Income from discontinued operations	(7)	(172)	(114)	82	720
Net income	2,130	2,699	4,012	3,707	3,734
Return on average equity(b)	14.6%	22.3%	37.3%	34.7%	25.4%

Balance Sheet(a)
Cash and cash equivalents	$15,542	$20,547	8,878	$3,801	$4,272
Accounts receivable, net	38,204	36,571	41,994	38,642	35,293
Loans, net	30,010	40,659	53,339	43,034	33,824
Investment securities	24,337	12,526	13,214	13,207	13,102
Assets of discontinued operations	—	216	22,278	20,699	19,866
Total assets	124,088	126,074	149,743	128,262	114,571
Customer deposits	26,289	15,486	15,397	12,011	13,827
Travelers Cheques outstanding	5,975	6,433	7,197	7,215	7,175
Short-term borrowings	2,344	8,993	17,761	15,236	15,711
Long-term debt	52,338	60,041	55,285	42,747	30,781
Liabilities of discontinued operations	—	260	21,527	20,003	19,077
Shareholders’ equity	14,406	11,841	11,029	10,511	10,549

Common Share Statistics
Earnings per share(c):
Income from continuing operations:
Basic	$1.55	$2.47	$3.49	$2.97	$2.42
Diluted	$1.54	$2.47	$3.44	$2.91	$2.38
(Loss) Income from discontinued operations:
Basic	$(0.01)	$(0.14)	$(0.09)	$0.07	$0.58
Diluted	$—	$(0.15)	$(0.10)	$0.07	$0.57
Net income:
Basic	$1.54	$2.33	$3.40	$3.04	$3.00
Diluted	$1.54	$2.32	$3.34	$2.98	$2.95
Cash dividends declared per share	$0.72	$0.72	$0.63	$0.57	$0.48
Book value per share	$12.08	$10.21	$9.53	$8.76	$8.50
Market price per share(d):
High	$42.25	$52.63	$65.89	$62.50	$59.50
Low	$9.71	$16.55	$50.37	$49.73	$47.01
Close	$40.52	$18.55	$52.02	$60.67	$51.46
Average common shares outstanding for earnings per share:
Basic	1,168	1,154	1,173	1,212	1,233
Diluted	1,171	1,156	1,193	1,235	1,253
Shares outstanding at period end	1,192	1,160	1,158	1,199	1,241

Other Statistics
Number of employees at period end (thousands):
United States	28	31	32	32	29
Outside United States	30	35	36	33	37

Total(e)	58	66	68	65	66
Number of shareholders of record	41,273	43,257	50,216	51,644	55,409

(a)	In 2007, the Company entered into an agreement to sell its international banking subsidiary, AEB, and its subsidiary that issues investment certificates to AEB’s customers, AEIDC, to Standard Chartered subject to certain regulatory approvals. The results, assets, and liabilities of AEB (except for certain components of the business which were not sold) are presented as discontinued operations. Additionally, the spin-off of Ameriprise and certain dispositions were completed in 2006 and 2005, and the results of these operations are presented as discontinued operations. Refer to Note 2 for additional information on discontinued operations.
(b)	Return on average equity is calculated by dividing one year period of net income by one year average of total shareholders’ equity.
(c)	Effective January 1, 2009, guidance for determining whether instruments granted in share-based payment transactions are participating securities requires that restricted stock awards be included in the computation of basic and diluted earnings per share pursuant to the two-class method. Accordingly, the Company has retrospectively adjusted EPS for all prior periods presented. Refer to Note 18 to the Company’s Consolidated Financial Statements.
(d)	The market price per share beginning with the fourth quarter of 2005 reflects the spin-off of Ameriprise as of September 30, 2005. The opening share price on the first trading day after the spin-off was $50.75.
(e)	Amounts include employees from discontinued operations.