Form 10-K, Exhibit 13
period 2010-12-31
AMERICAN EXPRESS CO
filed 2011-02-28
CIK 4962

Exhibit 13

2010 FINANCIAL RESULTS

20	FINANCIAL REVIEW

65	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

66	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

67	INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

68	CONSOLIDATED FINANCIAL STATEMENTS

72	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

120	CONSOLIDATED FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

121	COMPARISON OF FIVE-YEAR TOTAL RETURN TO SHAREHOLDERS

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

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

•	charge and credit card products;

•	expense management products and services;

•	consumer and business travel services;

•	stored value products such as Travelers Cheques and other prepaid products;

•	network services;

•	merchant acquisition and processing, point-of-sale, servicing and settlement, and marketing and information products and services for merchants; and

•	fee services, including market and trend analyses and related consulting services, fraud prevention services, and the design of customized customer loyalty and rewards programs.

The Company’s products and services are sold globally to diverse customer groups, including consumers, small businesses, mid-sized companies and large corporations. These products and services are sold through various channels, including direct mail, on-line applications, targeted direct and third-party sales forces, and direct response advertising.
The Company has also recently created an Enterprise Growth Group to focus on generating alternative sources of revenue on a global basis, both organically and through acquisitions, in areas such as online and mobile payments and fee-based services.
The Company’s products and services generate the following types of revenue for the Company:

•	Discount revenue, which is the Company’s largest revenue source, represents fees charged to merchants when cardmembers use their cards to purchase goods and services on the Company’s network;

•	Net card fees, which represent revenue earned for annual charge card memberships;

•	Travel commissions and fees, which are earned by charging a transaction or management fee for airline or other travel-related transactions;

•	Other commissions and fees, which are earned on foreign exchange conversions and card-related fees and assessments;

•	Other revenue, which represents insurance premiums earned from cardmember travel and other insurance programs, revenues arising from contracts with Global Network Services’ (GNS) partners (including royalties and signing fees), publishing revenues and other miscellaneous revenue and fees; and

•	Interest and fees on loans, which principally represents interest income earned on outstanding balances, and card fees related to the cardmember loans portfolio.

In addition to funding and operating costs associated with these types of revenue, other major expense categories are related to marketing and reward programs that add new cardmembers and promote cardmember loyalty and spending, and provisions for anticipated cardmember credit and fraud losses.
Historically, the Company sought to achieve three financial targets, on average and over time:

•	Revenues net of interest expense growth of at least 8 percent;

•	Earnings per share (EPS) growth of 12 to 15 percent; and

•	Return on average equity (ROE) of 33 to 36 percent.

In addition, assuming achievement of such financial targets, the Company sought to return at least 65 percent of the capital it generates to shareholders as a dividend or through the repurchase of common stock.
The Company met or exceeded these targets for most of the past decade. However, during 2008 and 2009, its performance fell short of the targets due to the effects of the continuing global economic downturn. The Company’s share repurchase program was suspended in 2008 and, as a result, the amount of capital generated that has been returned to shareholders has been below the levels achieved earlier in the decade. Refer to Share Repurchases and Dividends below for further discussion of the Company’s share repurchase activity.
The Company is retaining its on average and over time revenue and earnings growth targets. However, evolving market, regulatory and debt investor expectations will likely cause the Company, as well as other financial institutions, to maintain in future years a higher level of capital than they have historically maintained. These higher capital requirements would in turn lead, all other things being equal, to lower future ROE than the Company has historically targeted. In addition, the Company recognizes it may need to maintain higher capital levels to support acquisitions that can augment its business growth. In combination, these factors have led the

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

Company to revise its on average and over time ROE financial target to 25 percent or more.
In establishing the revised ROE target, the Company has assumed that it will target a 10 percent Tier 1 Common ratio. The actual future capital requirements applicable to the Company are uncertain and will not be known until further guidance is provided in connection with certain initiatives, such as Basel III and the implementation of regulations under the recent United States financial reform legislation. International and United States banking regulators could also increase the capital ratio levels at which banks would be deemed to be “well capitalized”. Refer to Capital Strategy below. The revised ROE target also assumes the Company would need to maintain capital to finance moderate-sized acquisitions, although the actual magnitude of these transactions cannot be determined at this time. If the Company achieves its EPS target as well as the revised ROE target, it would seek to return, on average and over time, at least 50 percent of the capital it generates to shareholders as a dividend or through the repurchase of common stock rather than the 65 percent level referred to above.
Certain of the statements in this Annual Report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Refer to the “Forward-Looking Statements” section below.

BANK HOLDING COMPANY
The Company is a bank holding company under the Bank Holding Company Act of 1956 and the Federal Reserve Board (Federal Reserve) is the Company’s primary federal regulator. As such, the Company is subject to the Federal Reserve’s regulations, policies and minimum capital standards.

CURRENT ECONOMIC ENVIRONMENT/OUTLOOK
The Company’s results for 2010 reflected strong spending growth and improved credit performance. Throughout the year cardmember spending volumes grew both in the United States and internationally, and across all of the Company’s businesses. Cardmember spending levels in 2010 reached record levels by the end of the year.
During 2010, the Company continued to see a sharp divergence between the positive growth rates in customer spending on credit cards and lower borrowing levels, due in part to changing consumer behavior and the Company’s strategic (e.g., additional focus on charge and co-brand products) and risk-related actions. While the offsetting influences of stronger billings growth and lower loan balances challenged overall revenue growth, the year-over-year benefits from improving credit trends have provided an ability to invest in the business at significant levels and also generate strong earnings. Some of these investments are focused on near-term metrics, while others are initiatives focused on the medium to long-term success of the Company. These investments are reflected not only in marketing and other operating expenses, but also involve using the Company’s strong capital base for acquisitions such as Accertify and Loyalty Partner, which were announced during the fourth quarter of 2010. Refer to “Acquisitions” below.
The improving credit trends contributed to a significant reduction in loan and receivable write-offs and in loss reserve levels over the course of 2010 when compared to 2009. Despite the reduction in loss reserve levels, reserve coverage ratios remain strong. It is expected that the year-over-year benefits from improving credit trends will decrease over the course of 2011. While the Company invested at historically high levels in 2010, it intends to maintain the flexibility to scale back on investments as business conditions change and the benefits realized from improving credit trends lessen.
Net interest yield declined over the course of 2010. The lower yield reflects higher payment rates and lower revolving levels, and the implementation of elements of the Credit Card Accountability Responsibility and Disclosure Act of 2009 (the “CARD Act”), which were partially offset by the benefit of certain repricing initiatives effective during 2009 and 2010. The Company expects the net interest yield in the US Consumer business to decline, moving closer to historic levels, but this remains subject to uncertainties such as cardmember behavior and the requirement under the CARD Act to periodically reevaluate annual percentage rate (APR) increases.
Despite improvement in parts of the economic environment, challenges clearly remain for the Company, both in the United States and in many other key regions. These challenges include weak job creation, volatile consumer confidence, uncertain consumer behavior, an uncertain housing market, and the regulatory and legislative environment, including the uncertain impact of the CARD Act, of the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act and of the proceeding against the Company recently brought by the Department of Justice (DOJ) and certain state attorneys general alleging a violation of the U.S. antitrust laws. In addition, during 2011 the Company will stop receiving quarterly Visa and MasterCard litigation settlement payments, and year-over-year comparisons will be more difficult in light of the strong 2010 results. Refer to “Certain Legislative, Regulatory and Other Developments”, “Other Information — Legal Proceedings” and “Risk Factors” below.

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

REENGINEERING INITIATIVES
On January 19, 2011, the Company announced that it was undertaking various reengineering initiatives resulting in charges aggregating approximately $113 million pretax (approximately $74 million after-tax), which were recorded in the fourth quarter of 2010. The charges for the reengineering initiatives include a fourth quarter restructuring charge in the amount of approximately $98 million pretax (approximately $63 million after-tax) relating to employee severance obligations and other employee-related costs.
The $98 million restructuring charge is pursuant to a plan, approved by the Company’s management in December 2010, that resulted in a consolidation of facilities within the Company’s global servicing network due to reduced service volumes as a greater number of routine transactions have migrated to online and mobile channels. In addition, the Company expects to record further restructuring charges in one or more quarterly periods during 2011 relating to these restructuring activities in the aggregate amount of approximately $60 million to $80 million pretax (approximately $38 million to $51 million after-tax). The total expected additional charges include approximately $25 million to $35 million in costs associated with additional employee compensation and approximately $35 million to $45 million in other costs principally relating to the termination of certain real property leases.
The reengineering activities, in total, are expected to result in the elimination of approximately 3,500 jobs (including approximately 3,200 jobs relating to the above noted restructuring charge). However, overall staffing levels are expected to decrease only by approximately 550 positions on a net basis (including 400 positions related to specific restructuring activities), as new employees are hired at the locations to which work is being transferred.
Substantially all of these reengineering activities are expected to be completed by the end of the fourth quarter of 2011.
The Company also announced that it expects the reengineering charges recorded in the fourth quarter of 2010 and to be recorded during 2011 to result in annualized cost savings to the Company of approximately $70 million pretax, starting in 2012. The Company announced that it intends to reinvest a portion of such savings into new servicing capabilities and other business building initiatives.
During 2008 and 2009, the Company undertook major reengineering initiatives that were expected to produce significant cost benefits in 2009. These initiatives included reducing staffing levels resulting in lower compensation expenses and reducing certain operating costs for marketing and other business building initiatives. As the Company has previously disclosed, benefits related to better than initially forecasted credit and business trends for 2009 were utilized to increase spending on marketing and other business-building initiatives during the second half of 2009, reducing the expected reengineering benefits.

ACQUISITIONS
During the course of the year, the Company purchased Accertify (November 10, 2010) and Revolution Money (January 15, 2010) for a total consideration of $151 million and $305 million, respectively. Accertify is an on-line fraud solution provider and Revolution Money is a provider of secure person-to-person payment services through an internet-based platform. These acquisitions did not have a significant impact on either the Company’s consolidated results of operations or the segments in which they are reflected for the year ended December 31, 2010.
On March 28, 2008, the Company purchased Corporate Payment Services (CPS), General Electric Company’s commercial card and corporate purchasing business unit.

The following table summarizes the assets acquired and liabilities assumed for these acquisitions as of the acquisition dates:

			Corporate
		Revolution	Payment
(Millions)	Accertify	Money	Services

Goodwill	$131	$184	$818
Definite-lived intangible assets	15	119	232
Other assets	11	7	1,259

Total assets	157	310	2,309
Total liabilities	6	5	65

Net assets acquired	$151	$305	$2,244

Reportable operating segment	GNMS	Corporate & Other	GCS	(a)

(a)	An insignificant portion of the receivables and intangible assets are also allocated to the USCS reportable operating segment.

On December 16, 2010, the Company announced an agreement to acquire Loyalty Partner, a leading marketing services company known for the loyalty programs it operates in Germany, Poland and India. The purchase, which has received regulatory approval, is expected to close in the first quarter of 2011. The transaction, which values Loyalty Partner at approximately $660 million (subject to currency movement and other adjustments), consists of an upfront cash purchase price of approximately $566 million and an additional $94 million equity interest that the Company will acquire over the next five years at a value based on business performance.

DISCONTINUED OPERATIONS
For the applicable periods, the operating results, assets and liabilities, and cash flows of American Express International Deposit Company (AEIDC), which was sold to Standard Chartered in the third quarter of 2009, have been removed from the Corporate & Other segment and reported separately within the discontinued operations captions on the Company’s Consolidated Financial Statements. Refer to Note 2 to the Consolidated Financial Statements for further discussion of the Company’s discontinued operations.

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

FINANCIAL SUMMARY
A summary of the Company’s recent financial performance follows:

Years Ended December 31,			Percent
(Millions, except per share			Increase
amounts and ratio data)	2010	2009	(Decrease)

Total revenues net of interest expense	$27,819	$24,523	13%
Provisions for losses	$2,207	$5,313	(58)%
Expenses	$19,648	$16,369	20%
Income from continuing operations	$4,057	$2,137	90%
Net income	$4,057	$2,130	90%
Earnings per common share from continuing operations – diluted(a)	$3.35	$1.54	#
Earnings per common share – diluted(a)	$3.35	$1.54	#
Return on average equity(b)	27.5%	14.6%
Return on average tangible common equity(c)	35.1%	17.6%

#	Denotes a variance of more than 100 percent.

(a)	Earnings per common share from continuing operations — diluted and Earnings per common share — diluted were both reduced by the impact of (i) accelerated preferred dividend accretion of $212 million for the year ended December 31, 2009, due to the repurchase of $3.39 billion of preferred shares issued as part of the Capital Purchase Program (CPP), (ii) preferred share dividends and related accretion of $94 million for the year ended December 31, 2009, and (iii) earnings allocated to participating share awards and other items of $51 million and $22 million for the years ended December 31, 2010 and 2009, respectively.
(b)	ROE is calculated by dividing (i) one-year period net income ($4.1 billion and $2.1 billion for 2010 and 2009, respectively), by (ii) one-year average total shareholders’ equity ($14.8 billion and $14.6 billion for 2010 and 2009, respectively).
(c)	Return on average tangible common equity is computed in the same manner as ROE except the computation of average tangible common equity excludes from average total shareholders’ equity average goodwill and other intangibles of $3.3 billion and $3.0 billion as of December 31, 2010 and 2009, respectively. The Company believes that return on average tangible common equity is a useful measure of profitability of its business.

See Consolidated Results of Operations, beginning on page 31, for discussion of the Company’s results.
Upon adoption of new accounting standards related to transfers of financial assets and consolidation of variable interest entities (VIEs) effective on January 1, 2010 (new GAAP effective January 1, 2010), the Company was required to change its accounting for the American Express Credit Account Master Trust (the Lending Trust), a previously unconsolidated VIE which is now consolidated. Prior period results have not been revised for the change in accounting for the Lending Trust. Refer to Note 1 and Note 7 for further discussion.
The Company follows U.S. generally accepted accounting principles (GAAP). For periods ended on or prior to December 31, 2009, the Company’s non-securitized cardmember loans and related debt performance information on a GAAP basis was referred to as the “owned” basis presentation. For such periods, the Company also provided information on a non-GAAP “managed” basis. This information assumes, in the Consolidated Selected Statistical Information and U.S. Card Services (USCS) segment, there have been no cardmember loans securitization transactions. Upon adoption of new GAAP effective January 1, 2010, both the Company’s securitized and non-securitized cardmember loans are included in the consolidated financial statements. As a result, the Company’s 2010 GAAP presentations and managed basis presentations prior to 2010 are generally comparable. Refer to “Cardmember Loan Portfolio Presentation” on page 54.
Certain reclassifications of prior year amounts have been made to conform to the current presentation.

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

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
Reserves for cardmember loans and receivables losses are primarily based upon models that analyze portfolio performance and reflect management’s judgment regarding overall reserve adequacy. The analytic models take into account several factors, including average losses and recoveries over an appropriate historical period. Management considers whether to adjust the analytic models for specific factors such as increased risk in certain portfolios, impact of risk management initiatives on portfolio performance and concentration of credit risk based on factors such as tenure, industry or geographic regions. In addition, management may increase or decrease the reserves for losses on cardmember loans for other external environmental factors including leading economic and market indicators such as the unemployment rate, Gross Domestic Product (GDP), home price indices, non-farm payrolls, personal consumption expenditures index, consumer confidence index, purchasing managers index, bankruptcy filings and the legal and regulatory environment. Due to the short-term nature of cardmember receivables, the impact of the other external environmental factors on the inherent losses within the cardmember receivable portfolio is not significant. As part of this evaluation process, management also considers various reserve coverage metrics, such as reserves as a percentage of past due amounts, reserves as a percentage of cardmember loans and receivables, and net write-off coverage.
Cardmember loans and receivables are written off when management deems amounts to be uncollectible and is generally determined by the number of days past due. Cardmember loans and receivables are generally written off no later than 180 days past due.
Cardmember loans and receivables in bankruptcy or owed by deceased individuals are written off upon notification.
Recoveries of both cardmember loans and receivables are recognized on a cash basis.

To the extent historical credit experience updated for emerging market trends in credit is not indicative of future performance, actual losses could differ significantly from management’s judgments and expectations, resulting in either higher or lower future provisions for losses, as applicable.
As of December 31, 2010, an increase (decrease) in write-offs equivalent to 20 basis points of cardmember loan and receivable balances at such date would increase (decrease) the provision for cardmember losses by approximately $196 million. This sensitivity analysis does not represent management’s expectations for write-offs but is provided as a hypothetical scenario to assess the sensitivity of the provision for cardmember losses to changes in key inputs.
The process of determining the reserve for cardmember losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions.

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

RESERVES FOR MEMBERSHIP REWARDS COSTS

Effect if Actual Results Differ
Description	Assumptions/Approach Used	from Assumptions

The Membership Rewards program is the largest card-based rewards program in the industry. Eligible cardmembers can earn points for purchases charged on many card products. Many of these card products offer the ability to earn bonus points for certain types of purchases. Membership Rewards points are redeemable for a broad variety of rewards including travel, entertainment, retail certificates and merchandise.
Points typically do not expire and there is no limit on the number of points a cardmember may earn. A large majority of spending earns points under the program. While cardmember spend, redemption rates, and the related expense have increased, the Company believes it has historically benefited through higher revenues, lower cardmember attrition and credit losses and more timely payments.
The Company establishes balance sheet liabilities that represent the estimated future cost of points earned to date that are expected to be ultimately redeemed. These liabilities reflect management’s judgment regarding overall adequacy. The provision for the cost of Membership Rewards is included in marketing, promotion, rewards and cardmember services expenses.

A weighted-average cost per point redeemed during the previous 12 months, adjusted as appropriate for recent changes in redemption costs, is used to approximate future redemption costs and is affected by the mix of rewards redeemed. Management uses models to estimate ultimate redemption rates based on historical redemption statistics, card product type, year of program enrollment, enrollment tenure and card spend levels. These models incorporate sophisticated statistical and actuarial techniques to estimate ultimate redemption rates of points earned to date by current cardmembers given historical redemption trends and projected future redemption behavior.
The global ultimate redemption rate assumption that drives the Company’s balance sheet reserves for expected redemptions by current participants is 91 percent. The Company continually evaluates its reserve methodology and assumptions based on developments in redemption patterns, cost per point redeemed, contract changes and other factors.

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
As of December 31, 2010, if the ultimate redemption rate of current enrollees increased by 100 basis points, the balance sheet reserve and corresponding provision for the cost of Membership Rewards would each increase by approximately $283 million. Similarly, if the effective weighted-average cost per point increased by 1 basis point, the balance sheet reserve and corresponding provision for the cost of Membership Rewards would each increase by approximately $60 million.

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

FAIR VALUE MEASUREMENT

Effect if Actual Results Differ
Description	Assumptions/Approach Used	from Assumptions

The Company holds investment securities and derivative instruments. These financial instruments are reflected at fair value on the Company’s Consolidated Balance Sheets. Management makes significant assumptions and judgments when estimating fair value for these financial instruments.	In accordance with fair value measurement and disclosure guidance, the objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The disclosure guidance establishes a three-level hierarchy of inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to the measurement of fair value based on unadjusted quoted prices in active markets for identical assets or liabilities (Level 1), followed by the measurement of fair value based on pricing models with significant observable inputs (Level 2), with the lowest priority given to the measurement of fair value based on pricing models with significant unobservable inputs (Level 3).

Investment Securities
The Company’s investment securities are predominantly comprised of fixed-income securities issued by states and municipalities as well as the U.S. Government and Agencies (e.g., Fannie Mae, Freddie Mac or Ginnie Mae). The investment securities are classified as available-for-sale with changes in fair value recorded in accumulated other comprehensive (loss) income within shareholders’ equity on the Company’s Consolidated Balance Sheets.

Investment Securities
The fair market values for the Company’s investment securities are obtained primarily from pricing services engaged by the Company, and the Company receives one price for each security. The fair values provided by the pricing services are estimated using pricing models where the inputs to those models are based on observable market inputs. The inputs to the valuation techniques applied by the pricing services vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades and broker-dealer quotes, all with reasonable levels of transparency. The pricing services did not apply any adjustments to the pricing models used. In addition, the Company did not apply any adjustments to prices received from the pricing services. The Company reaffirms its understanding of the valuation techniques used by its pricing services at least annually. In addition, the Company corroborates the prices provided by its pricing services to test their reasonableness by comparing their prices to valuations from different pricing sources as well as comparing prices to the sale prices received from sold securities. As of December 31, 2010, all of the Company’s investment securities are classified in either Level 1 or Level 2 of the fair value hierarchy. Refer to Note 3 to the Company’s Consolidated Financial Statements.
Investment Securities
In the measurement of fair value for the Company’s investment securities, even though the underlying inputs used in the pricing models are directly observable from active markets or recent trades of similar securities in inactive markets, the pricing models do entail a certain amount of subjectivity and therefore differing judgments in how the underlying inputs are modeled could result in different estimates of fair value.

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

FAIR VALUE MEASUREMENT (CONTINUED)

Effect if Actual Results Differ
Description	Assumptions/Approach Used	from Assumptions

Other-Than-Temporary Impairment
Realized losses are recognized when management determines that a decline in fair value is other-than-temporary. Such determination requires judgment regarding the amount and timing of recovery. The Company reviews and evaluates its investment securities, at least quarterly, and more often as market conditions may require, to identify investment securities that have indications of other-than-temporary impairments. The determination of other-than-temporary impairment is a subjective process, requiring the use of judgments and assumptions. Accordingly, the Company considers several factors when evaluating debt securities for other-than-temporary impairment, including the determination of the extent to which the decline in fair value of the security is due to increased default risk for the specific issuer or market interest rate risk. With respect to increased default risk, the Company assesses the collectibility of principal and interest payments by monitoring issuers’ credit ratings, related changes to those ratings, specific credit events associated with the individual issuers as well as the credit ratings of a financial guarantor, where applicable, and the extent to which amortized cost exceeds fair value and the duration and size of that difference. With respect to market interest rate risk, including benchmark interest rates and credit spreads, the Company assesses whether it has the intent to sell the investment securities, and whether it is more likely than not that the Company will not be required to sell the investment securities before recovery of any unrealized losses. Refer to Note 6 to the Company’s Consolidated Financial Statements.

Other-Than-Temporary Impairment
In determining whether any of the Company’s investment securities are other-than-temporarily impaired, a change in facts and circumstances could lead to a change in management judgment around the Company’s view on collectibility and credit quality of the issuer, or the Company’s intent to sell the investment securities, and whether it is more likely than not that the Company will not be required to sell the investment securities before recovery of any unrealized losses. Therefore, it is at least reasonably possible that a change in estimate will occur in the near term relating to other-than-temporary impairment. This could result in the Company recording an other-than-temporary impairment loss through earnings with a corresponding offset to accumulated other comprehensive (loss) income. As of December 31, 2010, the Company had approximately $0.4 billion in gross unrealized losses in its investment securities portfolio which were deemed not to be other-than-temporarily impaired.

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

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

FAIR VALUE MEASUREMENT (CONTINUED)

Effect if Actual Results Differ
Description	Assumptions/Approach Used	from Assumptions

Derivative Instruments
The Company’s primary derivative instruments include interest rate swaps, foreign currency forward agreements and cross-currency swaps. Derivative instruments are reported at fair value in other assets and other liabilities on the Company’s Consolidated Balance Sheets. Changes in fair value are recorded in accumulated other comprehensive (loss) income, and/or in the Consolidated Statements of Income, depending on (i) the documentation and designation of the derivative instrument, and (ii) if the derivative instrument is in a hedging relationship, its effectiveness in offsetting the changes in the designated risk being hedged.

Derivative Instruments
The fair value of the Company’s derivative instruments is estimated by using either a third-party valuation service that uses proprietary pricing models, or by internal pricing models. The pricing models do not contain a high level of subjectivity as the valuation techniques used do not require significant judgment and inputs to those models are readily observable from actively quoted markets. The pricing models used are consistently applied and reflect the contractual terms of the derivatives, including the period of maturity, and market-based parameters such as interest rates, foreign exchange rates, equity indices or prices, and volatility.
Credit valuation adjustments are necessary when the market parameters, such as a benchmark curve, used to value the derivative instruments are not indicative of the credit quality of the Company or its counterparties. The Company considers the counterparty credit risk by applying an observable forecasted default rate to the current exposure.
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

Derivative Instruments
In the measurement of fair value for the Company’s derivative instruments, although the underlying inputs used in the pricing models are readily observable from actively quoted markets, the pricing models do entail a certain amount of subjectivity and therefore, differing judgments in how the underlying inputs are modeled could result in different estimates of fair value. In addition, any necessary credit valuation adjustments are based on observable default rates. A change in facts and circumstances could lead to a change in management judgment about counterparty credit quality, which could result in the Company recognizing an additional counterparty credit valuation adjustment. As of December 31, 2010, the credit and nonperformance risks associated with the Company’s derivative instrument counterparties were not significant.

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

GOODWILL

Effect if Actual Results Differ
Description	Assumptions/Approach Used	from Assumptions

Goodwill represents the excess of acquisition cost of an acquired company over the fair value of assets acquired and liabilities assumed. In accordance with GAAP, goodwill is not amortized but is tested for impairment at the reporting unit level annually at June 30 and between annual tests if events or circumstances arise, such as adverse changes in the business climate, that would more likely than not reduce the fair value of the reporting unit below its carrying value.
The Company assigns goodwill to its reporting units for the purpose of impairment testing. A reporting unit is defined as either an operating segment or a business one level below an operating segment for which discrete financial information is available that management regularly reviews.
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
When preparing discounted cash flow models under the income approach, the Company estimates future cash flows using the reporting unit’s internal five year forecast and a terminal value calculated using a growth rate that management believes is appropriate in light of current and expected future economic conditions. The Company then applies a discount rate to discount these future cash flows to arrive at a net present value amount, which represents the estimated fair value of the reporting unit. The discount rate applied approximates the expected cost of equity financing, determined using a capital asset pricing model. The model generates an appropriate discount rate using internal and external inputs to value future cash flows based on the time value of money and the price for bearing the uncertainty inherent in an investment. The Company believes the resulting rate, 11.8 percent, appropriately reflects the risks and uncertainties in the financial markets generally and in the Company’s internally developed forecasts.
The Company has approximately $2.6 billion of goodwill as of December 31, 2010. The fair value of each of the Company’s reporting units is above its carrying value; accordingly, the Company has concluded its goodwill is not impaired at December 31, 2010. The Company could be exposed to increased risk of goodwill impairment if future operating results or macroeconomic conditions differ significantly from management’s current assumptions.

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

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

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY CONSOLIDATED RESULTS OF OPERATIONS
Refer to “Glossary of Selected Terminology” for the definitions of certain key terms and related information appearing in the tables below.

SUMMARY OF THE COMPANY’S
FINANCIAL PERFORMANCE

Years Ended December 31,
(Millions, except per share
amounts and ratio data)	2010	2009	2008

Total revenues net of interest expense	$27,819	$24,523	$28,365
Provisions for losses	$2,207	$5,313	$5,798
Expenses	$19,648	$16,369	$18,986
Income from continuing operations	$4,057	$2,137	$2,871
Net income	$4,057	$2,130	$2,699
Earnings per common share from continuing operations — diluted(a)	$3.35	$1.54	$2.47
Earnings per common share — diluted(a)	$3.35	$1.54	$2.32
Return on average equity(b)	27.5%	14.6%	22.3%
Return on average tangible common equity(c)	35.1%	17.6%	28.0%

(a)	Earnings per common share from continuing operations — diluted and Earnings per common share — diluted were both reduced by the impact of (i) accelerated preferred dividend accretion of $212 million for the year ended December 31, 2009, due to the repurchase of $3.39 billion of preferred shares issued as part of the Capital Purchase Program (CPP), (ii) preferred share dividends and related accretion of $94 million for the year ended December 31, 2009, and (iii) earnings allocated to participating share awards and other items of $51 million, $22 million and $15 million for the years ended December 31, 2010, 2009 and 2008, respectively.
(b)	ROE is calculated by dividing (i) one-year period net income ($4.1 billion, $2.1 billion and $2.7 billion for 2010, 2009 and 2008, respectively) by (ii) one-year average total shareholders’ equity ($14.8 billion, $14.6 billion and $12.1 billion for 2010, 2009 and 2008, respectively).
(c)	Return on average tangible common equity is computed in the same manner as ROE except the computation of average tangible common equity excludes from average total shareholders’ equity average goodwill and other intangibles of $3.3 billion, $3.0 billion and $2.5 billion as of December 31, 2010, 2009 and 2008, respectively.

SELECTED STATISTICAL INFORMATION

Years Ended December 31,
(Billions, except percentages
and where indicated)	2010	2009	2008

Card billed business:
United States	$479.3	$423.7	$471.1
Outside the United States	234.0	196.1	212.2

Total	$713.3	$619.8	$683.3

Total cards-in-force (millions)(a)
United States	48.9	48.9	54.0
Outside the United States	42.1	39.0	38.4

Total	91.0	87.9	92.4

Basic cards-in-force (millions)(a)
United States	37.9	38.2	42.0
Outside the United States	37.4	34.3	33.4

Total	75.3	72.5	75.4

Average discount rate	2.55%	2.54%	2.55%
Average basic cardmember spending (dollars)(b)	$13,259	$11,213	$12,025
Average fee per card (dollars)(b)	$38	$36	$34
Average fee per card adjusted (dollars)(b)	$41	$40	$39

(a)	As previously discussed, in the third quarter of 2010 the definition of cards-in-force was changed for certain retail co-brand cards in GNS. The change caused a reduction of 1.6 million to reported cards-in-force in the third quarter.
(b)	Average basic cardmember spending and average fee per card are computed from proprietary card activities only. Average fee per card is computed based on net card fees, including the amortization of deferred direct acquisition costs, plus card fees included in interest and fees on loans (including related amortization of deferred direct acquisition costs), divided by average worldwide proprietary cards-in-force. The card fees related to cardmember loans included in interest and fees on loans were $220 million, $186 million and $146 million for the years ended December 31, 2010, 2009 and 2008, respectively. The adjusted average fee per card is computed in the same manner, but excludes amortization of deferred direct acquisition costs (a portion of which is charge card related and included in net card fees and a portion of which is lending related and included in interest and fees on loans). The amount of amortization excluded was $207 million, $243 million and $320 million for the years ended December 31, 2010, 2009 and 2008, respectively. The Company presents adjusted average fee per card because management believes that this metric presents a useful indicator of card fee pricing across a range of its proprietary card products.

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

SELECTED STATISTICAL INFORMATION

As of or for the Years Ended December 31,
(Billions, except percentages and where indicated)	2010	2009	2008

Worldwide cardmember receivables
Total receivables	$37.3	$33.7	$33.0
Loss reserves (millions)
Beginning balance	$546	$810	$1,149
Provision for losses on authorized transactions(a)	439	773	1,363
Net write-offs(b)	(598)	(1,131)	(1,552)
Other	(1)	94	(150)

Ending balance	$386	$546	$810

% of receivables	1.0%	1.6%	2.5%
Net write-off rate — USCS	1.6%	3.8%	3.6%
30 days past due as a % of total — USCS	1.5%	1.8%	3.7%
Net loss ratio as a % of charge volume — ICS/GCS(b)(c)	0.16%	0.25%	0.17%
90 days past billing as a % of total — ICS/GCS(b)	0.9%	1.6%	2.84%
Worldwide cardmember loans — GAAP basis portfolio(d)
Total loans	$60.9	$32.8	$42.2
30 days past due as a % of total	2.1%	3.6%	4.4%
Loss reserves (millions)
Beginning balance	$3,268	$2,570	$1,831
Adoption of new GAAP consolidation standard(e)	2,531	—	—
Provision for losses on authorized transactions	1,445	4,209	4,106
Net write-offs — principal	(3,260)	(2,949)	(2,643)
Write-offs — interest and fees	(359)	(448)	(580)
Other	21	(114)	(144)

Ending balance	$3,646	$3,268	$2,570

Ending Reserves — principal	$3,551	$3,172	$2,379
Ending Reserves — interest and fees	$95	$96	$191
% of loans	6.0%	10.0%	6.1%
% of past due	287%	279%	137%
Average loans	$58.4	$34.8	$47.6
Net write-off rate	5.6%	8.5%	5.5%
Net interest income divided by average loans(f)(g)	8.3%	9.0%	7.7%
Net interest yield on cardmember loans(f)	9.7%	10.1%	8.6%
Worldwide cardmember loans — Managed basis portfolio(d)
Total loans	$60.9	$61.8	$72.0
30 days past due as a % of total	2.1%	3.6%	4.6%
Net write-offs — principal (millions)	$3,260	$5,366	$4,065
Average loans	$58.4	$63.8	$75.0
Net write-off rate	5.6%	8.4%	5.4%
Net interest yield on cardmember loans(f)	9.7%	10.4%	9.1%

(a)	Represents loss provisions for cardmember receivables consisting of principal (resulting from authorized transactions) and fee reserve components. Adjustments to cardmember receivables resulting from unauthorized transactions have been reclassified from this line to “Other” for all periods presented.
(b)	Effective January 1, 2010, the Company revised the time period in which past due cardmember receivables in International Card Services and Global Commercial Services are written off to when they are 180 days past due or earlier, consistent with applicable bank regulatory guidance and the write-off methodology adopted for U.S. Card Services in the fourth quarter of 2008. Previously, receivables were written off when they were 360 days past billing or earlier. Therefore, the net write-offs for the first quarter of 2010 included net write-offs of approximately $60 million for International Card Services and approximately $48 million for Global Commercial Services resulting from this write-off methodology change, which increased the net loss ratios and decreased the 90 days past billing metrics for these segments, but did not have a substantial impact on provisions for losses.
(c)	Beginning with the first quarter of 2010, the Company has revised the net loss ratio to exclude net write-offs related to unauthorized transactions, consistent with the methodology for calculation of the net write-off rate for U.S. Card Services. The metrics for prior periods have not been revised for this change as it was deemed immaterial.
(d)	Refer to “Cardmember Loan Portfolio Presentation” on page 54 for discussion of the GAAP and non-GAAP presentation of the Company’s U.S. loan portfolio.
(e)	Reflects the new GAAP effective January 1, 2010, which resulted in the consolidation of the American Express Credit Account Master Trust (the Lending Trust), reflecting $29.0 billion of additional cardmember loans along with a $2.5 billion loan loss reserve on the Company’s balance sheets.
(f)	See below for calculations of net interest yield on cardmember loans, a non-GAAP measure, and net interest income divided by average loans, a GAAP measure. Management believes net interest yield on cardmember loans is useful to investors because it provides a measure of profitability of the Company’s cardmember loan portfolio.
(g)	This calculation includes elements of total interest income and total interest expense that are not attributable to the cardmember loan portfolio, and thus is not representative of net interest yield on cardmember loans. The calculation includes interest income and interest expense attributable to investment securities and other interest-bearing deposits as well as to cardmember loans, and interest expense attributable to other activities, including cardmember receivables.

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

CALCULATION OF NET INTEREST YIELD ON CARDMEMBER LOANS(a)

Years Ended December 31,
(Millions)	2010	2009

Calculation based on 2010 and 2009 GAAP information:(b)
Net interest income	$4,869	$3,124
Average loans (billions)	$58.4	$34.8
Adjusted net interest income	$5,629	$3,540
Adjusted average loans (billions)	$58.3	$34.9
Net interest income divided by average loans(c)	8.3%	9.0%
Net interest yield on cardmember loans	9.7%	10.1%
Calculation based on 2010 and 2009 managed information:(b)
Net interest income(b)	$4,869	$5,977
Average loans (billions)	$58.4	$63.8
Adjusted net interest income	$5,629	$6,646
Adjusted average loans (billions)	$58.3	$63.9
Net interest yield on cardmember loans	9.7%	10.4%

(a)	Beginning in the first quarter of 2010, the Company changed the manner in which it allocates interest expense and capital to its reportable operating segments. The change reflects modifications in allocation methodology that the Company believes to more accurately reflect the funding and capital characteristics of its segments. The change to interest allocation impacted the consolidated net interest yield on cardmember loans. Accordingly, the net interest yields for periods prior to the first quarter of 2010 have been revised for this change.
(b)	Refer to “Cardmember Loan Portfolio Presentation” on page 54 for discussion of GAAP and non-GAAP presentation of the Company’s U.S. loan portfolio.
(c)	Refer to “Consolidated Results of Operations — Selected Statistical Information”, footnote (g) on page 32.

The following discussions regarding Consolidated Results of Operations and Consolidated Liquidity and Capital Resources are presented on a basis consistent with GAAP unless otherwise noted.

CONSOLIDATED RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2010
The Company’s 2010 consolidated income from continuing operations increased $1.9 billion or 90 percent to $4.1 billion and diluted EPS from continuing operations increased by $1.81 to $3.35. Consolidated income from continuing operations for 2009 decreased $734 million or 26 percent from 2008 and diluted EPS from continuing operations for 2009 declined $0.93 or 38 percent from 2008.
Consolidated net income for December 31, 2010, 2009 and 2008 was $4.1 billion, $2.1 billion and $2.7 billion, respectively. Net income included losses from discontinued operations of nil, $7 million and $172 million for 2010, 2009 and 2008, respectively.
The Company’s total revenues net of interest expense and total expenses increased by approximately 13 percent and 20 percent, respectively, while total provisions for losses decreased by 58 percent in 2010. Assuming no changes in foreign currency exchange rates from 2009 to 2010, total revenues net of interest expense and total expenses increased approximately 12 percent and 19 percent, respectively, while provisions for losses decreased approximately 59 percent in 20101.
The Company’s total revenues net of interest expense, provisions for losses and total expenses decreased by approximately 14 percent, 8 percent and 14 percent, respectively, in 2009. Assuming no changes in foreign currency exchange rates from 2008 to 2009, total revenues net of interest expense, provisions for losses and total expenses decreased approximately 12 percent, 7 percent and 12 percent, respectively, in 20091. Currency rate changes had a minimal impact on the growth rates in 2008.

Results from continuing operations for 2010 included:

•	A $127 million ($83 million after-tax) net charge for costs related to the Company’s reengineering initiatives.

Results from continuing operations for 2009 included:

•	A $180 million ($113 million after-tax) benefit in the third quarter related to the accounting for a net investment in the Company’s consolidated foreign subsidiaries. See also Business Segment Results — Corporate & Other below for further discussion;

•	A $211 million ($135 million after-tax) gain in the second quarter of 2009 on the sale of 50 percent of the Company’s equity holdings of Industrial and Commercial Bank of China (ICBC); and

•	A $190 million ($125 million after-tax) net charge related to the Company’s reengineering initiatives.

Results from continuing operations for 2008 included:

•	A $600 million ($374 million after-tax) addition to U.S. lending credit reserves reflecting a deterioration of credit indicators in the second quarter of 2008;

•	A $449 million ($291 million after-tax) net charge, primarily reflecting the restructuring costs related to the Company’s reengineering initiatives in the fourth quarter of 2008;

•	A $220 million ($138 million after-tax) reduction to the fair market value of the Company’s interest-only strip; and

•	A $106 million ($66 million after-tax) charge in the fourth quarter of 2008 to increase the Company’s Membership Rewards liability, in connection with the Company’s extension of its partnership arrangements with Delta.

 1  These currency rate adjustments assume a constant exchange rate between periods for purposes of currency translation into U.S. dollars (i.e., assumes the foreign exchange rates used to determine results for the current year apply to the corresponding year-earlier period against which such results are being compared). Management believes that this presentation is helpful to investors by making it easier to compare the Company’s performance from one period to another without the variability caused by fluctuations in currency exchange rates.

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

Total Revenues Net of Interest Expense
Consolidated total revenues net of interest expense for 2010 of $27.8 billion were up $3.3 billion or 13 percent from 2009. The increase in total revenues net of interest expense primarily reflects new GAAP effective January 1, 2010, which caused the reporting of write-offs related to securitized loans to move from securitization income, net in 2009 to provisions for cardmember loan losses in 2010. In addition, total revenues net of interest expense reflects higher discount revenues, increased other commissions and fees, greater travel commissions and fees, and higher net interest income, partially offset by lower other revenue, and reduced net card fees. Consolidated total revenues net of interest expense for 2009 of $24.5 billion were down $3.8 billion or 14 percent from 2008, due to lower discount revenue, lower total interest income, reduced securitization income, net, lower other commissions and fees, reduced travel commissions and fees, and decreased other revenues, partially offset by lower total interest expense.
Discount revenue for 2010 increased $1.7 billion or 13 percent as compared to 2009 to $15.1 billion as a result of a 15 percent increase in worldwide billed business and a slightly higher discount rate. The lower revenue growth versus total billed business growth reflects the relatively faster billed business growth rate of 28 percent related to GNS, where discount revenue is shared with card issuing partners, and higher contra-revenues, including cash-back rewards costs and corporate incentive payments. The 15 percent increase in worldwide billed business in 2010 reflected an increase in proprietary billed business of 13 percent. The average discount rate was 2.55 percent and 2.54 percent for 2010 and 2009, respectively. Over time, certain repricing initiatives, changes in the mix of business and volume-related pricing discounts and investments will likely result in some erosion of the average discount rate.
U.S. billed business and billed business outside the United States were up 13 percent and 19 percent, respectively, in 2010. The increase in billed business within the United States reflected an increase in average spending per proprietary basic card, partially offset by a slight decrease in basic cards-in-force. The increase in billed business outside the United States reflected an increase in average spending per proprietary basic card and basic cards-in-force.

The table below summarizes selected statistics for billed business and average spend:

	2010		2009
		Percentage Increase		Percentage Increase
		(Decrease) Assuming		(Decrease) Assuming
		No Changes in		No Changes in
	Percentage Increase	Foreign Exchange	Percentage Increase	Foreign Exchange
	(Decrease)	Rates(a)	(Decrease)	Rates(a)

Worldwide(b)
Billed business	15%	14%	(9)%	(7)%
Proprietary billed business	13	13	(11)	(9)
GNS billed business(c)	28	24	7	11
Average spending per proprietary basic card	18	17	(7)	(5)
Basic cards-in-force	4		(4)
United States(b)
Billed business	13		(10)
Average spending per proprietary basic card	18		(6)
Basic cards-in-force	(1)		(9)
Proprietary consumer card billed business(d)	12		(10)
Proprietary small business billed business(d)	11		(13)
Proprietary Corporate Services billed business(e)	19		(11)
Outside the United States(b)
Billed business	19	15	(8)	(1)
Average spending per proprietary basic card	20	16	(9)	(3)
Basic cards-in-force	9		3
Proprietary consumer and small business billed business(f)	14	9	(10)	(4)
Proprietary Corporate Services billed business(e)	20	18	(19)	(12)

(a)	Refer to footnote 1 on page 33 relating to changes in foreign exchange rates.
(b)	Captions in the table above not designated as “proprietary” or “GNS” include both proprietary and GNS data.
(c)	Included in the Global Network segment.
(d)	Included in the USCS segment.
(e)	Included in the GCS segment.
(f)	Included in the ICS segment.

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

Assuming no changes in foreign exchange rates, total billed business outside the United States grew 22 percent in Asia Pacific, 18 percent in Latin America, 10 percent in Europe and 9 percent in Canada.
During 2009, discount revenue decreased $1.6 billion or 11 percent to $13.4 billion compared to 2008 as a result of a 9 percent decrease in worldwide billed business. The greater decrease in discount revenue compared to billed business primarily reflected growth in billed business related to GNS where the Company shares the discount rate with card issuing partners, as well as a slight decline in the average discount rate. The 9 percent decrease in worldwide billed business in 2009 reflected a decline in proprietary billed business of 11 percent, offset by a 7 percent increase in billed business related to GNS.
Net card fees in 2010 decreased 2 percent, partially due to a non-renewal reserve adjustment in the prior year. Net card fees in 2009 remained unchanged compared to 2008 as the decline in total proprietary cards-in-force was offset by an increase in the average fee per card.
Travel commissions and fees increased $185 million or 12 percent to $1.8 billion in 2010 compared to 2009, primarily reflecting a 19 percent increase in worldwide travel sales, partially offset by a lower sales revenue rate. Travel commissions and fees decreased $416 million or 21 percent to $1.6 billion in 2009 compared to 2008, primarily reflecting a 28 percent decrease in worldwide travel sales, partially offset by higher sales commission and fee rates.
Other commissions and fees increased $253 million or 14 percent to $2.0 billion in 2010 compared to 2009, driven primarily by new GAAP effective January 1, 2010 where fees related to securitized receivables are now recognized as other commissions and fees. These fees were previously reported in securitization income, net. The increase also reflects greater foreign currency conversion revenues related to higher spending, partially offset by lower delinquency fees in the non-securitized cardmember loan portfolio. Other commissions and fees decreased $529 million or 23 percent to $1.8 billion in 2009 compared to 2008, due to lower delinquency fees reflecting decreased owned loan balances and the impacts of various customer assistance programs, in addition to reduced spending-related foreign currency conversion revenues.
Securitization income, net decreased $400 million to nil in 2010 compared to 2009, as the Company no longer reports securitization income, net, in accordance with new GAAP effective January 1, 2010. Securitization income, net decreased $670 million or 63 percent to $400 million in 2009 compared to 2008, primarily due to lower excess spread, net, driven by increased write-offs and a decrease in interest income on cardmember loans and fee revenues. These unfavorable impacts were partially offset by a decrease in interest expense due to lower coupon rates paid on variable-rate investor certificates, as well as a favorable fair value adjustment of the interest-only strip.
Other revenues in 2010 decreased $160 million or 8 percent to $1.9 billion compared to 2009, primarily reflecting the $211 million gain on the sale of 50 percent of the Company’s equity holdings in ICBC in 2009, lower insurance premium revenues and higher partner investments which appear as a contra-other revenue, partially offset by higher GNS partner-related royalty revenues, greater merchant fee-related revenue and higher publishing revenue. Other revenues in 2009 decreased $70 million or 3 percent to $2.1 billion compared to 2008, primarily reflecting decreased revenues from CPS, due to the migration of clients to the American Express network and lower publishing revenues, partially offset by the ICBC gain.
Interest income increased $2.0 billion or 37 percent to $7.3 billion in 2010 compared to 2009. Interest and fees on loans increased $2.3 billion or 52 percent, driven by an increase in the average loan balance resulting from the consolidation of securitized receivables in accordance with new GAAP effective January 1, 2010. Interest income related to securitized receivables is reported in securitization income, net in prior periods, but is now reported in interest and fees on loans. The increase related to this consolidation was partially offset by a lower yield on cardmember loans, reflecting higher payment rates and lower revolving levels, and the implementation of elements of the CARD Act. These reductions to yield were partially offset by the benefit of certain repricing initiatives effective during 2009 and 2010. Interest and dividends on investment securities decreased $361 million or 45 percent, primarily reflecting the elimination of interest on retained securities driven by new GAAP effective January 1, 2010 and lower short-term investment levels. Interest income from deposits with banks and other increased $7 million or 12 percent primarily due to higher average deposit balances versus the prior year. Interest income decreased $1.9 billion or 26 percent to $5.3 billion in 2009 compared to 2008. Interest and fees on loans decreased $1.7 billion or 27 percent due to decline in the average owned loan balance, reduced market interest rates and the impact of various customer assistance programs, partially offset by the benefit of certain repricing initiatives. Interest and dividends on investment securities increased $33 million or 4 percent, primarily reflecting increased investment levels partially offset by reduced investment yields. Interest income from deposits with banks and other decreased $212 million or 78 percent, primarily due to a reduced yield and a lower balance of deposits in other banks.
Interest expense increased $216 million or 10 percent to $2.4 billion in 2010 compared to 2009. Interest expense related to deposits increased $121 million or 28 percent, as higher customer balances were partially offset by a lower cost of funds. Interest expense related to short-term borrowings decreased $34 million or 92 percent, reflecting lower commercial paper levels versus the prior year and a lower cost of funds. Interest expense related to long-term debt and other increased $129 million or 7 percent, reflecting the consolidation of long-term debt associated with securitized loans previously held off-balance sheet in accordance with

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

new GAAP effective January 1, 2010. Interest expense related to this debt was reported in securitization income, net in prior periods, but is now reported in long-term debt and other interest expense. The increase was partially offset by lower average long-term debt. Interest expense decreased $1.3 billion or 38 percent to $2.2 billion in 2009 compared to 2008. Interest expense related to deposits decreased $29 million or 6 percent, primarily due to a lower cost of funds which more than offset increased balances. Interest expense related to short-term borrowings decreased $446 million or 92 percent, due to significantly lower short-term debt levels and a lower cost of funds. Interest expense related to long-term debt and other decreased $873 million or 33 percent, primarily reflecting a lower cost of funds driven by reduced market rates on variably priced debt, as well as a lower average balance of long-term debt outstanding.

Provisions for Losses
Provisions for losses of $2.2 billion in 2010 decreased $3.1 billion or 58 percent, compared to 2009. Charge card provisions for losses decreased $262 million or 31 percent, driven by lower reserve requirements, due to improved credit performance, partially offset by higher receivables. Cardmember loans provisions for losses decreased $2.7 billion or 64 percent, primarily reflecting lower reserve requirements during the year, due to improving credit performance, partially offset by an increase related to the inclusion of the 2010 expense for written-off securitized loans, which in 2009 was reported in securitization income, net. Other provisions for losses decreased $105 million or 55 percent primarily reflecting lower merchant-related debit balances.
Provisions for losses of $5.3 billion in 2009 decreased $485 million or 8 percent compared to 2008. Charge card provisions for losses decreased $506 million or 37 percent, primarily driven by improved credit performance. Cardmember loans provisions for losses increased $35 million or 1 percent, primarily due to a higher cardmember reserve level due to the challenging credit environment, partially offset by a lower owned-loan balance.

Expenses
Consolidated expenses for 2010 were $19.6 billion, up $3.2 billion or 20 percent from $16.4 billion in 2009. The increase in 2010 reflected greater marketing and promotion expenses, increased cardmember rewards expense, higher salaries and employee benefits, greater professional services expenses, higher other, net expenses, and increased cardmember services expenses, partially offset by lower occupancy and equipment expense and lower communications expense. Consolidated expenses for 2009 were $16.4 billion, down $2.6 billion or 14 percent from $19.0 billion in 2008. The decrease in 2009 was primarily driven by lower other, net expenses, reduced salaries and employee benefits expenses, lower marketing and promotion expense and decreased cardmember rewards expense, partially offset by greater cardmember services expense. Consolidated expenses in 2010, 2009 and 2008 also included $127 million, $190 million and $449 million, respectively, of reengineering costs, of which $96 million, $185 million and $417 million, respectively, represent restructuring charges.
Marketing and promotion expenses increased $1.2 billion or 60 percent to $3.1 billion in 2010 from $1.9 billion in 2009, as improved credit and billings trends led to increased investment levels in 2010. Marketing and promotion expenses decreased $516 million or 21 percent to $1.9 billion in 2009 from $2.4 billion in 2008, due to lower spending levels in the first three quarters of 2009, partially offset by higher expense in the fourth quarter of 2009.
Cardmember rewards expenses increased $993 million or 25 percent to $5.0 billion in 2010 from $4.0 billion in 2009, reflecting higher rewards-related spending volumes and co-brand expense, and a benefit in the third quarter of 2009 relating to the adoption of a more restrictive redemption policy for accounts 30 days past due. Cardmember rewards expenses decreased $353 million or 8 percent to $4.0 billion in 2009 from $4.4 billion in 2008, reflecting lower rewards-related spending volumes, partially offset by higher redemption rates and costs in Membership Rewards and higher costs with relatively lower declines in co-brand spending volumes.
Salaries and employee benefits expenses increased $486 million or 10 percent to $5.6 billion in 2010 from $5.1 billion in 2009, reflecting a 2 percent increase in total employee count, merit increases for existing employees, higher benefit-related costs, including the impact of reinstating certain benefits that were temporarily suspended during the recession, higher management incentive compensation expense and greater volume-related sales incentives, partially offset by lower net reengineering costs in 2010 versus 2009. Salaries and employee benefits expenses decreased $1.0 billion or 17 percent to $5.1 billion in 2009 from $6.1 billion in 2008, reflecting lower employee levels and costs related to the Company’s reengineering initiatives, as well as the restructuring charge in the fourth quarter of 2008.
Professional services expenses in 2010 increased $398 million or 17 percent compared to 2009, reflecting higher technology development expenditures, greater legal costs, and higher third-party merchant sales force commissions, partially offset by lower credit and collection agency costs. Professional services expenses in 2009 compared to 2008 remained flat.
Other, net expenses in 2010 increased $218 million or 9 percent to $2.6 billion compared to 2009, reflecting the $180 million ($113 million after-tax) benefit in the third quarter of 2009 related to the accounting for a net investment in the Company’s consolidated foreign subsidiaries, as well as higher investments in business building initiatives and higher travel and entertainment costs in 2010, partially offset by lower postage and telephone-related costs and a charge of $63 million in 2009 for certain property exits. Other, net expenses in 2009 decreased $708 million or 23 percent to $2.4 billion compared to 2008, reflecting the full

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

year of settlement payments from MasterCard in 2009 versus two quarters in 2008, a $180 million third quarter benefit related to the accounting for a net investment in the Company’s consolidated foreign subsidiaries (as discussed further in Business Segment Results — Corporate & Other below), a $59 million benefit in the second quarter of 2009 from the completion of certain account reconciliations related to prior periods, and lower travel and entertainment and other expenses due to the Company’s reengineering activities. These were partially offset by a $9 million favorable impact in the fourth quarter of 2008 related to fair value hedge ineffectiveness.

Income Taxes
The effective tax rate was 32 percent in 2010 compared to 25 percent in 2009 and 20 percent in 2008. The tax rates in all years reflect the level of pretax income in relation to recurring permanent tax benefits.

Discontinued Operations
Loss from discontinued operations, net of tax, was nil, $7 million and $172 million in 2010, 2009 and 2008, respectively. Loss from discontinued operations, net of tax, primarily reflected AEIDC and AEB results from operations, including AEIDC’s $15 million ($10 million after-tax) and $275 million ($179 million after-tax) of losses related to mark-to-market adjustments and sales within the AEIDC investment portfolio in 2009 and 2008, respectively.

CASH FLOWS
Cash Flows from Operating Activities
Cash flows from operating activities primarily include net income adjusted for (i) non-cash items included in net income, including the provision for losses, depreciation and amortization, deferred taxes, and stock-based compensation and (ii) changes in the balances of operating assets and liabilities, which can vary significantly in the normal course of business due to the amount and timing of various payments.
For the year ended December 31, 2010, net cash provided by operating activities of $9.3 billion increased $3.0 billion compared to $6.3 billion in 2009. The increase was primarily due to higher net income in 2010, increases in non-cash expenses for deferred taxes, acquisition costs and increases in accounts payable and other liabilities in 2010, partially offset by lower provisions for losses and an increase in other assets in 2010.
For the year ended December 31, 2009, net cash provided by operating activities of $6.3 billion decreased $1.5 billion compared to $7.8 billion in 2008. The decrease was primarily due to a decrease in deferred taxes, acquisition costs and other, fluctuations in the Company’s other receivables, accounts payable and other liabilities, as well as a reduction in income from continuing operations, partially offset by changes in other assets.

Cash Flows from Investing Activities
The Company’s investing activities primarily include funding cardmember loans and receivables, securitizations of cardmember loans and receivables, and the Company’s available-for-sale investment portfolio.
For the year ended December 31, 2010, net cash used in investing activities of $1.2 billion decreased $5.6 billion compared to net cash used in investing activities of $6.8 billion in 2009, primarily due to higher maturity and redemption of investments and lower purchases of investments, partially offset by increases in cardmember loans and receivables.
For the year ended December 31, 2009, net cash used in investing activities was $6.8 billion, compared to net cash provided by investing activities of $7.6 billion in 2008. The year-over-year change was primarily due to lower proceeds from cardmember loan securitizations, decreased maturities and redemptions of investments, and an increase in restricted cash required for related securitization activities.

Cash Flows from Financing Activities
The Company’s financing activities primarily include issuing and repaying debt, taking customer deposits, paying dividends and repurchasing its common and preferred shares.
For the year ended December 31, 2010, net cash used in financing activities of $8.1 billion increased $3.5 billion compared to $4.6 billion in 2009, due to a reduced level of growth in customer deposits during 2010 as compared to 2009 and an increase in principal payments of long-term debt, partially offset by a net increase in short-term borrowings in 2010 and the repayment of preferred shares in 2009.
For the year ended December 31, 2009, net cash used in financing activities of $4.6 billion decreased $5.8 billion compared to $10.4 billion in 2008, primarily due to an increase in customer deposits in 2009 and a reduction in cash used in financing activities attributable to discontinued operations from 2008 to 2009.

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

CERTAIN LEGISLATIVE, REGULATORY AND OTHER DEVELOPMENTS
As a participant in the financial services industry, the Company is subject to a wide array of regulations applicable to its businesses. The Company, as a bank holding company and a financial holding company, is subject to the supervision of the Federal Reserve. As such, the Company is subject to the Federal Reserve’s regulations and policies, including its regulatory capital requirements. In addition, the extreme disruptions in the capital markets that commenced in mid-2007 and the resulting instability and failure of numerous financial institutions have led to a number of changes in the financial services industry, including significant additional regulation and the formation of additional regulatory bodies. The Company’s conversion to a bank holding company in the fourth quarter of 2008 has increased the scope of its regulatory oversight and its compliance program. In addition, although the long-term impact on the Company of much of the recent and pending legislative and regulatory initiatives remains uncertain, the Company expects that compliance requirements and expenditures will continue to rise for financial services firms, including the Company, as the legislation and rules become effective over the course of the next several years.

The CARD Act
In May 2009, the U.S. Congress passed, and the President of the United States signed into law, legislation, known as the CARD Act, to fundamentally reform credit card billing practices, pricing and disclosure requirements. This legislation accelerated the effective date and expanded the scope of amendments to the rules regarding Unfair or Deceptive Acts or Practices (UDAP) and Truth in Lending Act that restrict certain credit and charge card practices and require expanded disclosures to consumers, which were adopted in December 2008 by federal bank regulators in the United States. Together, the legislation and the regulatory amendments include, among other matters, rules relating to the imposition by card issuers of interest rate increases on outstanding balances and the allocation of payments in respect of outstanding balances with different interest rates. Certain other provisions of the CARD Act require penalty fees to be reasonable and proportional in relation to the circumstances for which such fees are levied and require issuers to evaluate past interest rate increases twice per year to determine whether it is appropriate to reduce such increases.
The Company has made changes to its product terms and practices that are designed to mitigate the impact on Company revenue of the changes required by the CARD Act and the regulatory amendments. These changes include instituting product-specific increases in pricing on purchases and cash advances, modifying the criteria pursuant to which the penalty rate of interest is imposed on a cardmember and assessing late fees on certain charge products at an earlier date than previously assessed. Although the Company believes its actions to mitigate the impact of the CARD Act have, to date, been largely effective (as evidenced in part by the net interest yield for its U.S. lending portfolio), the impacts of certain other provisions of the CARD Act are still subject to some uncertainty (such as the requirement to periodically reevaluate APR increases). Accordingly, in the event the actions undertaken by the Company to date to offset the impact of the new legislation and regulations are not ultimately effective, they could have a material adverse effect on the Company’s results of operations, including its revenue and net income.

Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Reform Act”)
In July 2010, President Obama signed into law the Dodd-Frank Reform Act. The Dodd-Frank Reform Act is comprehensive in scope and contains a wide array of provisions intending to govern the practices and oversight of financial institutions and other participants in the financial markets. Among other matters, the law creates a new independent Consumer Financial Protection Bureau, which will regulate consumer credit across the U.S. economy. The Bureau will have broad rulemaking authority over providers of credit, savings, payment and other consumer financial products and services with respect to certain federal consumer financial laws. Moreover, the Bureau will have examination and enforcement authority with respect to certain federal consumer financial laws for some providers of consumer financial products and services, including the Company and its insured depository institution subsidiaries. The Bureau will be directed to prohibit “unfair, deceptive or abusive” practices, and to ensure that all consumers have access to fair, transparent and competitive markets for consumer financial products and services.
Under the Dodd-Frank Reform Act, the Federal Reserve is authorized to regulate interchange fees paid to banks on debit card and certain general-use prepaid card transactions to ensure that they are “reasonable and proportional” to the cost of processing individual transactions, and to prohibit debit and general-use prepaid card networks and issuers from requiring transactions to be processed on a single payment network. The Company does not offer a debit card linked to a deposit account, but does issue various types of prepaid cards. The Dodd-Frank Reform Act also prohibits credit/debit networks from restricting a merchant from offering discounts or incentives to customers in order to encourage them to use a particular form of payment, or from restricting a merchant from setting certain minimum and maximum transaction amounts for credit cards, as long as any such discounts or incentives or any minimum or maximum transaction amounts do not discriminate among issuers or networks and comply with applicable federal or state disclosure requirements.
The Dodd-Frank Reform Act also authorizes the Federal Reserve to establish heightened capital, leverage and liquidity standards, risk management requirements, concentration limits on credit exposures, mandatory resolution plans (so-called “living wills”) and stress tests for, among others, large bank holding companies, such as the Company, that have greater than

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

$50 billion in assets. In addition, certain derivative transactions will be required to be centrally cleared, which may create or increase collateral posting requirements for the Company.
Many provisions of the Dodd-Frank Reform Act require the adoption of rules for implementation. In addition, the Dodd-Frank Reform Act mandates multiple studies, which could result in additional legislative or regulatory action. These new rules and studies will be implemented and undertaken over a period of several years. Accordingly, the ultimate consequences of the Dodd-Frank Reform Act and its implementing regulations on the Company’s business, results of operations and financial condition are uncertain at this time.

Other Legislative and Regulatory Initiatives
The credit and charge card sector also faces continuing scrutiny in connection with the fees merchants pay to accept cards. Although investigations into the way bankcard network members collectively set the “interchange” (that is, the fee paid by the bankcard merchant acquirer to the card issuing bank in “four party” payment networks, like Visa and MasterCard) had largely been a subject of regulators outside the United States, legislation was previously introduced in Congress designed to give merchants antitrust immunity to negotiate interchange collectively with card networks and to regulate certain card network practices. Although, unlike the Visa and MasterCard networks, the American Express network does not collectively set fees, antitrust actions and government regulation relating to merchant pricing could ultimately affect all networks.
In addition to the provisions of the Dodd-Frank Reform Act regarding merchants’ ability to offer discounts or incentives to encourage customers’ use of a particular form of payment, a number of U.S. states are also considering legislation that would prohibit card networks from imposing conditions, restrictions or penalties on a merchant if the merchant, among other things, (i) provides a discount to a customer for using one form of payment versus another or one type of credit or charge card versus another, (ii) imposes a minimum dollar requirement on customers with respect to the use of credit or charge cards or (iii) chooses to accept credit and charge cards at some of its locations but not at others. Such legislation has recently been enacted in Vermont, and similar legislation has been introduced in other states.
Also, other countries in which the Company operates have been considering and in some cases adopting similar legislation and rules that would impose changes on certain practices of card issuers and bankcard networks.
Any or all of the above changes to the legal and regulatory environment in which the Company operates could have a material adverse effect on the Company’s results of operations.
Refer to “Consolidated Capital Resources and Liquidity” for a discussion of the series of international capital and liquidity standards published by the Basel Committee on Banking Supervision.

CONSOLIDATED CAPITAL RESOURCES AND LIQUIDITY
The Company’s balance sheet management objectives are to maintain:

•	A solid and flexible equity capital profile;

•	A broad, deep and diverse set of funding sources to finance its assets and meet operating requirements; and

•	Liquidity programs that enable the Company to continuously meet expected future financing obligations and business requirements, even in the event it is unable to raise new funds under its regular funding programs.

CAPITAL STRATEGY
The Company’s objective is to retain sufficient levels of capital generated through earnings and other sources to maintain a solid equity capital base and to provide flexibility to satisfy future business growth. The Company believes capital allocated to growing businesses with a return on risk-adjusted equity in excess of its costs will generate shareholder value.
The level and composition of the Company’s consolidated capital position are determined through the Company’s internal capital adequacy assessment process (ICAAP), which reflects its business activities, as well as marketplace conditions and credit rating agency requirements. They are also influenced by subsidiary capital requirements. The Company, as a bank holding company, is also subject to regulatory requirements administered by the U.S. federal banking agencies. The Federal Reserve has established specific capital adequacy guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items.
The Company currently calculates and reports its capital ratios under the measurement standards commonly referred to as Basel I. In June 2004, the Basel Committee published new international guidelines for determining regulatory capital (Basel II). In December 2007, the U.S. bank regulatory agencies jointly adopted a final rule based on Basel II.
The Dodd-Frank Reform Act and a series of international capital and liquidity standards known as Basel III published by the Basel Committee on Banking Supervision (commonly referred to as Basel) will in the future change these current quantitative measures. In general, these changes will involve, for the U.S. banking industry as a whole, a reduction in the types of instruments deemed to be capital along with an increase in the amount of capital that assets, liabilities and certain off-balance sheet items require. These changes will generally serve to reduce reported capital ratios compared to current capital guidelines. The specific U.S. guidelines supporting the new standards and the proposed Basel III capital standards have not been finalized, but are generally expected to be issued within the next 12 months. In addition to these measurement changes, international and United States banking regulators could increase the ratio levels at which banks would be deemed to be “well capitalized”.

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

The following table presents the regulatory risk-based capital ratios and leverage ratio for the Company and its significant banking subsidiaries, as well as additional ratios widely utilized in the market place, as of the fourth quarter of 2010:

	Well-
	Capitalized
	Ratio	Actual

Risk-Based Capital
Tier 1	6%
American Express Company		11.1%
Centurion Bank		18.3%
FSB		16.3%
Total	10%
American Express Company		13.1%
Centurion Bank		19.5%
FSB(a)		18.8%
Tier 1 Leverage	5%
American Express Company		9.3%
Centurion Bank		19.4%
FSB		16.1%
Tier 1 Common Risk-Based
American Express Company		11.1%
Common Equity to Risk- Weighted Assets
American Express Company		13.7%
Tangible Common Equity to Risk-Weighted Assets
American Express Company		10.7%

(a)	Refer to Note 23 to the Consolidated Financial Statements for further discussion of FSB’s Total capital ratio.

On December 16, 2010, the Basel Committee on Banking Supervision issued the Basel III rules text, which presents details of global regulatory standards on bank capital adequacy and liquidity agreed to by Governors and Heads of Supervision, and endorsed by the G20 Leaders at their November 2010 summit. Basel III, when implemented by the U.S. banking agencies and fully phased-in, will require bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity. While final implementation of the rules related to capital ratios will be determined by the Federal Reserve, the Company estimates that had the new rules been in place during the fourth quarter of 2010, the reported Tier 1 risk-based capital and Tier 1 common risk-based ratios would decline by approximately 50 basis points. In addition, the impact of the new rules on the reported Tier 1 leverage ratio would be a decline of approximately 150 basis points.

The following provides definitions for the Company’s regulatory risk-based capital ratios and leverage ratio, all of which are calculated as per standard regulatory guidance:

Risk-Weighted Assets — Assets are weighted for risk according to a formula used by the Federal Reserve to conform to capital adequacy guidelines. On and off-balance sheet items are weighted for risk, with off-balance sheet items converted to balance sheet equivalents, using risk conversion factors, before being allocated a risk-adjusted weight. The off-balance sheet items comprise a minimal part of the overall calculation. Risk-weighted assets as of December 31, 2010 were $118.3 billion.

Tier 1 Risk-Based Capital Ratio — The Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets. Tier 1 capital is the sum of common shareholders’ equity, certain perpetual preferred stock (not applicable to the Company), and noncontrolling interests in consolidated subsidiaries, adjusted for ineligible goodwill and intangible assets, as well as certain other comprehensive income items as follows: net unrealized gains/losses on securities and derivatives, and net unrealized pension and other postretirement benefit losses, all net of tax. Tier 1 capital as of December 31, 2010 was $13.1 billion. This ratio is commonly used by regulatory agencies to assess a financial institution’s financial strength and is the primary form of capital used to absorb losses beyond current loss accrual estimates.

Total Risk-Based Capital Ratio — The total risk-based capital ratio is calculated as the sum of Tier 1 capital and Tier 2 capital, divided by risk-weighted assets. Tier 2 capital is the sum of the allowance for receivable and loan losses (limited to 1.25 percent of risk-weighted assets) and 45 percent of the unrealized gains on equity securities, plus a $750 million subordinated hybrid security, for which the Company received approval from the Federal Reserve Board for treatment as Tier 2 capital. Tier 2 capital as of December 31, 2010 was $2.4 billion.

Tier 1 Leverage Ratio — The Tier 1 leverage ratio is calculated by dividing Tier 1 capital by the Company’s average total consolidated assets for the most recent quarter. Average consolidated assets as of December 31, 2010 were $141.3 billion.

The following provides definitions for capital ratios widely used in the marketplace, although they may be calculated differently by different companies.

Tier 1 Common Risk-Based Capital Ratio — The Tier 1 common risk-based capital ratio is calculated as Tier 1 common capital divided by risk weighted assets. As of December 31, 2010, the Tier 1 common capital was $13.1 billion and is calculated as Tier 1 capital less (a) certain noncontrolling interests (applicable but immaterial for the Company), (b) qualifying perpetual preferred stock and (c) trust preferred securities. Items (b) and (c) are not applicable for the Company. While this was not one of the required risk-based capital ratios for regulatory reporting purposes, it was submitted to the Federal Reserve on January 7, 2011 as part of its 2011 Capital Plan Review.

Common Equity and Tangible Common Equity to Risk-Weighted Assets Ratios — Common equity equals the Company’s shareholders’ equity of $16.2 billion as of December 31, 2010, and tangible common equity equals common equity, less goodwill and other intangibles of $3.6 billion. Management believes presenting the ratio of tangible common equity to risk-weighted assets is a useful measure of evaluating the strength of the Company’s capital position.

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

The Company seeks to maintain capital levels and ratios in excess of the minimum regulatory requirements; failure to maintain minimum capital levels could affect the Company’s status as a financial holding company and cause the respective regulatory agencies to take actions that could limit the Company’s business operations.
The Company’s primary source of equity capital has been through the generation of net income. Historically, capital generated through net income and other sources, such as the exercise of stock options by employees, has exceeded the growth in its capital requirements. To the extent capital has exceeded business, regulatory and rating agency requirements, the Company has returned excess capital to shareholders through its regular common dividend and share repurchase program.
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
During the fourth quarter of 2010, the Company repurchased 14 million shares through the share repurchase program. On January 7, 2011 the Company submitted its Comprehensive Capital Plan (CCP) to the Federal Reserve requesting approval to proceed with additional share repurchases in 2011. The CCP includes an analysis of performance and capital availability under certain adverse economic assumptions. The CCP was submitted to the Federal Reserve pursuant to the Federal Reserve’s guidance on dividends and capital distributions, most recently updated in November 2010, and discussed further below in “Regulatory Matters and Capital Adequacy — Bank Holding Company Dividend Restrictions”. The Company expects a response from the Federal Reserve by the end of the first quarter. The Company cannot predict whether the Federal Reserve will approve additional share repurchases. No additional shares are expected to be repurchased prior to its response. No shares were repurchased during 2009 as share repurchases were suspended during the first quarter of 2008 in light of the challenging global economic environment and limitations while under the CPP.
On a cumulative basis, since 1994, the Company has distributed 64 percent of capital generated through share repurchases and dividends.
During 2010, the Company returned $1.5 billion in dividends and share repurchases to shareholders, which represents approximately 30 percent of total capital generated.

FUNDING STRATEGY
The Company’s principal funding objective is to maintain broad and well-diversified funding sources to allow it to meet its maturing obligations, cost-effectively finance current and future asset growth in its global businesses as well as to maintain a strong liquidity profile. The diversity of funding sources by type of debt instrument, by maturity and by investor base, among other factors, provides additional insulation from the impact of disruptions in any one type of debt, maturity or investor. The mix of the Company’s funding in any period will seek to achieve cost-efficiency consistent with both maintaining diversified sources and achieving its liquidity objectives. The Company’s funding strategy and activities are integrated into its asset-liability management activities. The Company has in place a Funding Policy covering American Express Company and all of its subsidiaries.
The Company’s proprietary card businesses are the primary asset-generating businesses, with significant assets in both domestic and international cardmember receivable and lending activities. The Company’s financing needs are in large part a consequence of its proprietary card-issuing businesses and the maintenance of a liquidity position to support all of its business activities, such as merchant payments. The Company generally pays merchants for card transactions prior to reimbursement by cardmembers and therefore funds the merchant payments during the period cardmember loans and receivables are outstanding. The Company also has additional financing needs associated with general corporate purposes, including acquisition activities.

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

FUNDING PROGRAMS AND ACTIVITIES
The Company meets its funding needs through a variety of sources, including debt instruments such as direct and third-party distributed deposits, senior unsecured debentures, asset securitizations, securitized borrowings through a conduit facility and long-term committed bank borrowing facilities in certain non-U.S. regions.
The following discussion includes information on both a GAAP and managed basis. The managed basis presentation includes debt issued in connection with the Company’s lending securitization activities, which were off-balance sheet. The adoption of new GAAP effective on January 1, 2010 resulted in accounting for both the Company’s securitized and non-securitized cardmember loans in the Consolidated Financial Statements. As a result, the Company’s 2010 GAAP presentations and managed basis presentations prior to 2010 are generally comparable. Prior period Consolidated Financial Statements have not been revised for this accounting change. For a discussion of managed basis and management’s rationale for such presentation, refer to “U.S. Card Services — Cardmember Loan Portfolio Presentation” below.

The Company had the following consolidated debt, on both a GAAP and managed basis, and customer deposits outstanding as of December 31:

(Billions)	2010	2009

Short-term borrowings	$3.4	$2.3
Long-term debt	66.4	52.3

Total debt (GAAP basis)	69.8	54.6
Off-balance sheet securitizations	—	28.3

Total debt (managed basis)	69.8	82.9
Customer deposits	29.7	26.3

Total debt (managed) and customer deposits	$99.5	$109.2

The Company seeks to raise funds to meet all of its financing needs, including seasonal and other working capital needs, while also seeking to maintain sufficient cash and readily-marketable securities that are easily convertible to cash, in order to meet the scheduled maturities of all long-term borrowings on a consolidated basis for a 12-month period. The Company has $8.9 billion of unsecured long-term debt, $5.3 billion of asset securitizations and $5.6 billion of long-term deposits that will mature during 2011. See “Liquidity Management” section for more details.
The Company’s equity capital and funding strategies are designed, among other things, to maintain appropriate and stable unsecured debt ratings from the major credit rating agencies, Moody’s Investor Services (Moody’s), Standard & Poor’s (S&P), Fitch Ratings (Fitch) and Dominion Bond Rating Services (DBRS). Such ratings help to support the Company’s access to cost effective unsecured funding as part of its overall financing programs. Ratings for the Company’s ABS activities are evaluated separately.

Credit		Short-Term	Long-Term
Agency	Entity Rated	Ratings	Ratings	Outlook

DBRS	All rated entities	R-1	A	Stable
		(middle)	(high)
Fitch	All rated entities	F1	A+	Stable
Moody’s	TRS and rated operating subsidiaries	Prime-1	A2	Negative(a)
Moody’s	American Express Company	Prime-2	A3	Negative
S&P	All rated entities	A-2	BBB+	Stable

(a)	In November 2010, Moody’s revised its ratings outlook for TRS and rated operating subsidiaries from “Stable” to “Negative”.

Downgrades in the Company’s unsecured debt or asset securitization program’s securities ratings could result in higher interest expense on the Company’s unsecured debt and asset securitizations, as well as higher fees related to borrowings under its unused lines of credit. In addition to increased funding costs, declines in credit ratings could reduce the Company’s borrowing capacity in the unsecured debt and asset securitization capital markets. The Company believes the change in its funding mix, which now includes an increasing proportion of FDIC-insured (as defined below) U.S. retail deposits, should reduce the impact that credit rating downgrades would have on the Company’s funding capacity and costs. Downgrades to certain of the Company’s unsecured debt ratings that have occurred over the last several years have not caused a permanent increase in the Company’s borrowing costs or a reduction in its borrowing capacity.

SHORT-TERM FUNDING PROGRAMS
Short-term borrowings, such as commercial paper, are defined as any debt or time deposit with an original maturity of 12 months or less. The Company’s short-term funding programs are used primarily to meet working capital needs, such as managing seasonal variations in receivables balances. Short-term borrowings were fairly stable throughout 2010; however, the Company did reflect an increase in short-term borrowings in November and December 2010, due to the reclassification of certain book overdraft balances (i.e., primarily due to timing differences arising in the ordinary course of business). The amount of short-term borrowings issued in the future will depend on the Company’s funding strategy, its needs and market conditions.

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

The Company had the following short-term borrowings outstanding as of December 31:

(Billions)	2010	2009

Credco commercial paper	$0.6	$1.0
Other short-term borrowings	2.8	1.3

Total	$3.4	$2.3

Refer to Note 10 to the Consolidated Financial Statements for further description of these borrowings.

The Company’s short-term borrowings as a percentage of total debt as of December 31 were as follows:

	2010	2009

Short-term borrowings as a percentage of total debt (GAAP basis)	4.9%	4.3%

As of December 31, 2010, the Company had $0.6 billion of commercial paper outstanding. Average commercial paper outstanding was $0.9 billion and $2.0 billion in 2010 and 2009, respectively.
American Express Credit Corporation’s (Credco) total back-up liquidity coverage, which includes its undrawn committed bank facilities, was in excess of 100 percent of its net short-term borrowings as of December 31, 2010 and 2009. The undrawn committed bank credit facilities were $5.7 billion as of December 31, 2010.

DEPOSIT PROGRAMS
The Company offers deposits within its American Express Centurion Bank and American Express Bank, FSB subsidiaries (together, the “Banks”). These funds are currently insured up to $250,000 per account through the Federal Deposit Insurance Corporation (FDIC). The Company’s ability to obtain deposit funding and offer competitive interest rates is dependent on the Banks’ capital levels. During the second quarter of 2009, the Company, through FSB, launched a direct deposit-taking program, Personal Savings from American Express, to supplement its distribution of deposit products through third-party distribution channels. This program makes FDIC-insured certificates of deposit (CDs) and high-yield savings account products available directly to consumers.
During 2010, within U.S. retail deposits the Company focused on continuing to grow both the number of accounts and the total balances outstanding on savings accounts and CDs that were sourced directly with consumers through Personal Savings from American Express. These accounts and balances grew during the year and financed the maturities of CDs issued through third-party distribution channels.

The Company held the following deposits as of December 31, 2010 and 2009:

(Billions)	2010	2009

U.S. retail deposits:
Savings accounts — Direct	$7.7	$2.0
Certificates of deposit:(a)
Direct	1.1	0.3
Third party	11.4	14.8
Sweep accounts — Third party	8.9	8.5
Other deposits	0.6	0.7

Total customer deposits	$29.7	$26.3

(a)	The average remaining maturity and average rate at issuance on the total portfolio of U.S. retail CDs, issued through direct and third-party programs, were 19.2 months and 2.5 percent, respectively.

LONG-TERM DEBT PROGRAMS
During 2010, the Company and its subsidiaries issued debt and asset securitizations with maturities ranging from 2 to 5 years. These amounts included approximately $0.9 billion of AAA-rated lending securitization certificates and $2.4 billion of unsecured debt across a variety of maturities and markets. During the year, the Company retained approximately $0.3 billion of subordinated securities, as the pricing and yields for these securities were not attractive compared to other sources of financing available to the Company.

The Company’s 2010 offerings are presented as follows:

(Billions)	Amount

American Express Credit Corporation:
Fixed Rate Senior Note (2.75% coupon)	$2.0
Bank Credit Facilities Borrowings(a)	0.4
American Express Issuance Trust(b)
Floating Rate Senior Notes held by Conduit(c)	2.5
American Express Credit Account Master Trust(d)
Floating Rate Senior Notes (1-month LIBOR plus 25 basis points)	0.9
Floating Rate Subordinated Notes (1-month LIBOR plus 102 basis points on average)	0.1

Total	$5.9

(a)	Interest accrues at 1-month Australian Bank Bill Swap Bid rate plus 29 basis points.
(b)	Issuances from the Charge Trust do not include $0.2 billion of subordinated securities retained by American Express during the year.
(c)	The Secured Borrowing Capacity section below provides further details about this issuance.
(d)	Issuances from the Lending Trust do not include $0.1 billion of subordinated securities retained by American Express during the year.

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

ASSET SECURITIZATION PROGRAMS
The Company periodically securitizes cardmember receivables and loans arising from its card business, as the securitization market provides the Company with cost-effective funding. Securitization of cardmember receivables and loans is accomplished through the transfer of those assets to a trust, which in turn issues certificates or notes (securities) collateralized by the transferred assets to third-party investors. The proceeds from issuance are distributed to the Company, through its wholly owned subsidiaries, as consideration for the transferred assets.
The receivables and loans being securitized are reported as owned assets on the Company’s Consolidated Balance Sheets and the related securities issued to third-party investors are reported as long-term debt. Notes 1 and 7 to the Consolidated Financial Statements provide a description of the adoption of new GAAP effective January 1, 2010 and the impact on the Company’s accounting for its securitization activities.
Under the respective terms of the securitization trust agreements, the occurrence of certain events could result in payment of trust expenses, establishment of reserve funds, or in a worst-case scenario, early amortization of investor certificates. As of December 31, 2010, no triggering events have occurred that would have resulted in the funding of reserve accounts or early amortization.
The ability of issuers of asset-backed securities to obtain necessary credit ratings for their issuances has historically been based, in part, on qualification under the FDIC’s safe harbor rule for assets transferred in securitizations. In 2009 and 2010, the FDIC issued a series of changes to its safe harbor rule, with its new final rule for its securitization safe harbor, issued in 2010, requiring issuers to comply with a new set of requirements in order to qualify for the safe harbor. Issuances out of the Lending Trust are grandfathered under the new FDIC final rule. The trust for the Company’s cardmember charge receivable securitization (the Charge Trust) does not satisfy the criteria required to be covered by the FDIC’s new safe harbor rule, nor did it meet the requirements to be covered by the safe harbor rule existing prior to 2009. It was structured and continues to be structured such that the financial assets transferred to the Charge Trust would not be deemed to be property of the originating banks in the event the FDIC is appointed as a receiver or conservator of the originating banks. The Company has received confirmation from Moody’s, S&P and Fitch, which rate issuances from the Charge Trust, that they will continue to rate issuances from the trust in the same manner as they have historically, even though they do not satisfy the requirements to be covered by the FDIC’s safe harbor rule. Nevertheless, one or more of the rating agencies may ultimately conclude that in the absence of compliance with the safe harbor rule, the highest rating a Charge Trust security could receive would be based on the originating bank’s unsecured debt rating. If one or more rating agencies come to this conclusion, it could adversely impact the Company’s capacity and cost of using its Charge Trust as a source of funding for its business.

LIQUIDITY MANAGEMENT
The Company’s liquidity objective is to maintain access to a diverse set of cash, readily-marketable securities and contingent sources of liquidity, such that the Company can continuously meet expected future financing obligations and business requirements, even in the event it is unable to raise new funds under its regular funding programs. The Company has in place a Liquidity Risk Policy that sets out the Company’s approach to managing liquidity risk on an enterprise-wide basis.
The Company incurs and accepts liquidity risk arising in the normal course of offering its products and services. The liquidity risks that the Company is exposed to can arise from a variety of sources, and thus its liquidity management strategy includes a variety of parameters, assessments and guidelines, including but not limited to:

•	Maintaining a diversified set of funding sources (refer to Funding Strategy section for more details);

•	Maintaining unencumbered liquid assets and off-balance sheet liquidity sources; and

•	Projecting cash inflows and outflows from a variety of sources and under a variety of scenarios, including contingent liquidity exposures such as unused cardmember lines of credit and collateral requirements for derivative transactions.

The Company’s current liquidity target is to have adequate liquidity in the form of excess cash and readily-marketable securities that are easily convertible into cash to satisfy all maturing long-term funding obligations for a 12-month period. In addition to its cash and readily-marketable securities, the Company maintains a variety of contingent liquidity resources, such as access to secured borrowings through its conduit facility and the Federal Reserve discount window as well as committed bank credit facilities.

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

As of December 31, 2010, the Company’s excess cash and readily-marketable securities available to fund long-term maturities were as follows:

(Billions)	Total

Cash	$20.3	(a)
Readily-marketable securities	7.1	(b)

Cash and readily-marketable securities	27.4
Less:
Operating cash	6.5	(c)
Short-term obligations outstanding	0.6	(d)

Cash and readily-marketable securities available to fund maturities	$20.3

(a)	Includes $16.7 billion of cash and cash equivalents and $3.6 billion held in other assets on the Consolidated Balance Sheet for certain forthcoming asset-backed securitization maturities in the first quarter of 2011.
(b)	Consists of certain available-for-sale investment securities (U.S. Treasury and agency securities, and government-guaranteed debt) that are considered highly liquid.
(c)	Cash on hand for day-to-day operations.
(d)	Consists of commercial paper and U.S. retail CDs with original maturities of three and six months.

The upcoming approximate maturities of the Company’s long-term unsecured debt, debt issued in connection with asset-backed securitizations and long-term certificates of deposit are as follows:

(Billions)	Debt Maturities
	Unsecured	Asset-Backed	Certificates of
2011 Quarters Ending:	Debt	Securitizations	Deposit	Total

March 31	$—	$3.2	$2.0	$5.2
June 30	1.4	1.5	1.6	4.5
September 30	0.6	0.6	0.7	1.9
December 31	6.9	—	1.3	8.2

Total	$8.9	$5.3	$5.6	$19.8

The Company’s financing needs for 2011 are expected to arise from these debt and deposit maturities as well as changes in business needs, including changes in outstanding cardmember loans and receivables as well as acquisition activities.
The Company considers various factors in determining the amount of liquidity it maintains, such as economic and financial market conditions, seasonality in business operations, growth in its businesses, potential acquisitions or dispositions, the cost and availability of alternative liquidity sources, and regulatory and credit rating agency considerations.
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

Securitized Borrowing Capacity
During December 2010, the Company entered into a $3 billion, 3-year committed, revolving, secured financing facility sponsored by and with liquidity backup provided by a syndicate of banks. The facility gives the Company the right to sell up to $3 billion face amount of eligible notes issued from the Charge Trust at any time through December 16, 2013. The purchasers’ commitments to fund any unfunded amounts under this facility are subject to the terms and conditions of, among other things, a purchase agreement among certain subsidiaries, the note purchasers and certain other parties. This facility will be used in the ordinary course of business to fund seasonal working capital needs, as well as further enhance the Company’s contingent funding resources. The borrowing cost of the facility includes a fixed facility fee. In addition, the drawn balance incurs a weighted average cost of funds to the participating banks plus 25 basis points. On December 16, 2010, the Company drew $2.5 billion from the facility, which was still outstanding as of December 31, 2010. The Company incurred an interest cost on the drawn amount that was equal to the weighted average cost of funds, which was approximately 1-month LIBOR, plus 25 basis points.

Federal Reserve Discount Window
The Banks are insured depository institutions that have the capability of borrowing from the Federal Reserve Bank of San Francisco, subject to the amount of qualifying collateral that they pledge. The Federal Reserve has indicated that both credit and charge card receivables are a form of qualifying collateral for secured borrowing made through the discount window. Whether specific assets will be considered qualifying collateral for secured borrowings made through the discount window, and the amount that may be borrowed against the collateral, remains in the discretion of the Federal Reserve.
The Company had approximately $32.5 billion as of December 31, 2010, in U.S. credit card loans and charge card receivables that could be sold over time through its existing securitization trusts, or pledged in return for secured borrowings to provide further liquidity, subject in each case to applicable market conditions and eligibility criteria.

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

Committed Bank Credit Facilities
The Company maintained committed bank credit facilities as of December 31, 2010, as follows:

	Parent		Centurion
(Billions)	Company	Credco	Bank	FSB	Total(a)

Committed(b)	$0.8	$9.0	$0.4	$0.4	$10.6
Outstanding	$—	$4.1	$—	$—	$4.1

(a)	Does not include the $3.0 billion Secured Borrowing Capacity described above of which $2.5 billion was drawn as of December 31, 2010.
(b)	Committed lines were supplied by 32 financial institutions as of year end.

The Company’s committed facilities expire as follows:

(Billions)

2011	$3.3
2012	7.3

Total	$10.6

The availability of the credit lines is subject to the Company’s compliance with certain financial covenants, including the maintenance by the Company of consolidated tangible net worth of at least $4.1 billion, the maintenance by Credco of a 1.25 ratio of combined earnings and fixed charges to fixed charges, and the compliance by the Banks with applicable regulatory capital adequacy guidelines. As of December 31, 2010, the Company’s consolidated tangible net worth was approximately $13.1 billion, Credco’s ratio of combined earnings and fixed charges to fixed charges was 1.54 and Centurion Bank and FSB each exceeded their regulatory capital adequacy guidelines. The drawn balance of $4.1 billion as of December 31, 2010 was used to fund the Company’s business activities in the normal course. The remaining capacity of the facilities mainly served to further enhance the Company’s contingent funding resources.
The Company’s committed bank credit facilities do not contain material adverse change clauses, which might otherwise preclude borrowing under the credit facilities. The facilities may not be terminated should there be a change in the Company’s credit rating.
In consideration of all the funding sources described above, the Company believes it would have access to liquidity to satisfy all maturing long-term funding obligations for at least a 12-month period in the event that access to the secured and unsecured fixed income capital markets is completely interrupted for that length of time. These events are not considered likely to occur.

Parent Company Funding
Parent Company long-term debt outstanding was $10.3 billion and $10.2 billion as of December 31, 2010 and 2009, respectively.
The Parent Company is authorized to issue commercial paper. This program is supported by a $0.8 billion multi-purpose committed bank credit facility. The credit facility will expire in 2012. There was no Parent Company commercial paper outstanding during 2010 and 2009 and no borrowings have been made under its bank credit facility.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
The Company has identified both on and off-balance sheet transactions, arrangements, obligations and other relationships that may have a material current or future effect on its financial condition, changes in financial condition, results of operations, or liquidity and capital resources.

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

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

	Payments due by year
				2016 and
(Millions)	2011	2012-2013	2014-2015	thereafter	Total(a)

Long-term debt	$14,263	$26,135	$14,530	$11,601	$66,529
Interest payments on long-term debt(b)	1,729	2,434	1,449	3,859	9,471
Other long-term liabilities(c)	98	33	8	63	202
Operating lease obligations	222	379	305	1,071	1,977
Purchase obligations(d)	421	97	56	48	622

Total	$16,733	$29,078	$16,348	$16,642	$78,801

(a)	The above table excludes approximately $1.4 billion of tax liabilities that have been recorded in accordance with GAAP governing the accounting for uncertainty in income taxes as inherent complexities and the number of tax years currently open for examination in multiple jurisdictions do not permit reasonable estimates of payments, if any, to be made over a range of years.
(b)	Estimated interest payments were calculated using the effective interest rate in place as of December 31, 2010, and reflects the effect of existing interest rate swaps. Actual cash flows may differ from estimated payments.
(c)	As of December 31, 2010, there were no minimum required contributions, and no contributions are currently planned, for the U.S. American Express Retirement Plan. For the U.S. American Express Supplemental Retirement Plan and non-U.S. defined benefit pension and postretirement benefit plans, contributions in 2011 are anticipated to be approximately $69 million, and this amount has been included within other long-term liabilities. Remaining obligations under defined benefit pension and postretirement benefit plans aggregating $633 million have not been included in the table above as the timing of such obligations is not determinable. Additionally, other long-term liabilities do not include $4.5 billion of Membership Rewards liabilities, which are not considered long-term liabilities as cardmembers in good standing can redeem points immediately, without restrictions, and because the timing of point redemption is not determinable.
(d)	The purchase obligation amounts represent non-cancelable minimum contractual obligations by period under contracts that were in effect as of December 31, 2010. Termination fees are included in these amounts.

The Company also has certain contingent obligations to make payments under contractual agreements entered into as part of the ongoing operation of the Company’s business, primarily with co-brand partners. The contingent obligations under such arrangements were approximately $7.5 billion as of December 31, 2010.
In addition to the contractual obligations noted above, the Company has off-balance sheet arrangements that include guarantees, retained interests in structured investments, unconsolidated variable interest entities and other off-balance sheet arrangements as more fully described below.

GUARANTEES
The Company’s principal guarantees are associated with cardmember services to enhance the value of owning an American Express card. As of December 31, 2010, the Company had guarantees totaling approximately $68 billion related to cardmember protection plans, as well as other guarantees in the ordinary course of business that are within the scope of GAAP governing the accounting for guarantees. Refer to Note 13 to the Consolidated Financial Statements for further discussion regarding the Company’s guarantees.

CERTAIN OTHER OFF-BALANCE SHEET
ARRANGEMENTS
As of December 31, 2010, the Company had approximately $226 billion of unused credit available to cardmembers as part of established lending product agreements. Total unused credit available to cardmembers does not represent potential future cash requirements, as a significant portion of this unused credit will likely not be drawn. The Company’s charge card products have no pre-set limit and, therefore, are not reflected in unused credit available to cardmembers.
Refer to Note 24 to the Consolidated Financial Statements for discussion regarding the Company’s other off-balance sheet arrangements.

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

RISK MANAGEMENT
GOVERNANCE
The Audit and Risk Committee of the Board approves the Company’s Enterprise-wide Risk Management Policy and all its subordinate risk policies. The Enterprise-wide Risk Management Policy defines risk management objectives, risk appetite, risk limits and escalation triggers, and establishes the governance structure for managing risk. The Policy focuses on the major risks that are relevant to the Company given its business model — credit risk (individual and institutional), operational risk, funding and liquidity risk, market risk and reputational risk. Internal management committees, including the Enterprise Risk Management Committee (ERMC), chaired by the Company’s Chief Risk Officer, and the Asset-Liability Committee (ALCO), chaired by the Company’s Chief Financial Officer, are responsible for implementing the Policy across the Company. Additionally, in 2010, the Risk Management organization developed a group to independently validate models used to manage the Company’s risk.

CREDIT RISK MANAGEMENT PROCESS
Credit risk is defined as loss due to obligor or counterparty default. Credit risks in the Company are divided into two broad categories: individual and institutional. Each has distinct risk management tools and metrics. Business units that create individual or institutional credit risk exposures of significant importance are supported by dedicated risk management teams, each led by a Chief Credit Officer. To preserve independence, Chief Credit Officers for all business units have a solid line reporting relationship to the Company’s Chief Risk Officer.

INDIVIDUAL CREDIT RISK
Individual credit risk arises principally from consumer and small business charge cards, credit cards, lines of credit, loans and prepaid products. These portfolios consist of millions of customers across multiple geographies, occupations, industries and levels of net worth. The Company benefits from the high-quality profile of its customers, which is driven by brand, premium customer servicing, product features and risk management capabilities which span underwriting, customer management and collections. Externally, the risk in these portfolios is correlated with broad economic trends, such as unemployment rates, GDP growth, and home values, which can affect customer liquidity.
The business unit leaders and their embedded Chief Credit Officers take the lead in managing this process. These Chief Credit Officers are guided by the Individual Credit Policy Committee which is responsible for implementation and enforcement of the Individual Credit Risk Policy. This policy is further supported by subordinate policies and operating manuals covering decision logic and processes of credit extension, including prospecting, new account approvals, authorizations, line management and collections. The subordinate risk policies and operating manuals are designed to assure consistent application of risk management principles and standardized reporting of asset quality and loss recognition.
Individual credit risk management is supported by sophisticated proprietary scoring and decision-making models that use the most up-to-date proprietary information on prospects and customers, such as spending and payment history, data feeds from credit bureaus and mortgage information. Additional data, such as new commercial variables, were integrated into the Company’s models in the early stages of the recent economic downturn to further mitigate small business risk. The Company has developed data-driven economic decision logic for each customer interaction to better serve its customers.

INSTITUTIONAL CREDIT RISK
Institutional credit risk arises principally within the Company’s Global Corporate Card Services, Merchant Services and Network Services, prepaid services, foreign exchange services businesses, and investment activities. Unlike individual credit, institutional credit risk is characterized by a lower loss frequency but higher severity. It is affected both by general economic conditions and by customer-specific events. The absence of large losses in any given year or over several years is not necessarily representative of the level of risk of institutional portfolios, given the infrequency of loss events in such portfolios.
Similar to Individual Credit Risk, business units taking institutional risks are supported by Chief Credit Officers. These officers are guided by the Institutional Risk Management Committee (IRMC) which is responsible for implementation and enforcement of the Policy and for providing guidance to the credit officers of each business unit with substantial institutional credit risk exposures. The committee, along with business unit Chief Credit Officers, make investment decisions in core risk capabilities, ensure proper implementation of the underwriting standards and contractual rights of risk mitigation, monitor risk exposures, and determine risk mitigation actions. The IRMC formally reviews large institutional exposures to ensure compliance with ERMC guidelines and procedures and escalates them to the ERMC as appropriate. At the same time, the IRMC provides guidance to business unit risk teams to optimize risk-adjusted returns on capital. A company-wide risk rating utility and a specialized airline risk group provide risk assessment of institutional obligors.

MARKET RISK MANAGEMENT PROCESS
Market risk is the risk to earnings or value resulting from movements in market prices. The Company’s market risk exposure is primarily generated by:

•	Interest rate risk in its card, insurance and Travelers Cheque businesses, as well as its investment portfolios; and

•	Foreign exchange risk in its operations outside the United States.

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

  Market Risk limits and escalation triggers within the Market Risk Policy are approved by ALCO and by the ERMC. Market risk is centrally monitored for compliance with policy and limits by the Market Risk Committee, which reports into the ALCO and is chaired by the Chief Market Risk Officer. Market risk management is also guided by policies covering the use of derivative financial instruments, funding and liquidity and investments.
The Company’s market exposures are in large part by-products of the delivery of its products and services. Interest rate risk arises through the funding of cardmember receivables and fixed-rate loans with variable-rate borrowings as well as through the risk to net interest margin from changes in the relationship between benchmark rates such as Prime and LIBOR.
Interest rate exposure within the Company’s charge card and fixed-rate lending products is managed by varying the proportion of total funding provided by short-term and variable-rate debt and deposits compared to fixed-rate debt and deposits. In addition, interest rate swaps are used from time to time to effectively convert fixed-rate debt to variable-rate or to convert variable-rate debt to fixed-rate. The Company may change the mix between variable-rate and fixed-rate funding based on changes in business volumes and mix, among other factors.
The Company does not engage in derivative financial instruments for trading purposes. Refer to Note 12 to the Consolidated Financial Statements for further discussion of the Company’s derivative financial instruments.
The detrimental effect on the Company’s annual pretax earnings of a hypothetical 100 basis point increase in interest rates would be approximately $149 million ($97 million related to the U.S. dollar), based on the 2010 year-end positions. This effect, which is calculated using a static asset liability gapping model, is primarily determined by the volume of variable-rate funding of charge card and fixed-rate lending products for which the interest rate exposure is not managed by derivative financial instruments. As of year end 2010, the percentage of worldwide charge card accounts receivable and loans that were deemed to be fixed rate was 65 percent, or $63.7 billion, with the remaining 35 percent, or $34.3 billion, deemed to be variable rate.
The Company is also subject to market risk from changes in the relationship between the benchmark Prime rate that determines the yield on its variable-rate lending receivables and the benchmark LIBOR rate that determines the effective interest cost on a significant portion of its outstanding debt. Differences in the rate of change of these two indices, commonly referred to as basis risk, would impact the Company’s variable-rate U.S. lending net interest margins because the Company borrows at rates based on LIBOR but lends to its customers based on the Prime rate. The detrimental effect on the Company’s pretax earnings of a hypothetical 10 basis point decrease in the spread between Prime and 1 month LIBOR over the next 12 months is estimated to be $34 million. The Company currently has approximately $34.3 billion of Prime-based, variable-rate U.S. lending receivables that are funded with LIBOR-indexed debt, including asset securitizations.
Foreign exchange risk is generated by cardmember cross-currency charges, foreign subsidiary equity and foreign currency earnings in units outside the United States. The Company’s foreign exchange risk is managed primarily by entering into agreements to buy and sell currencies on a spot basis or by hedging this market exposure to the extent it is economically justified through various means, including the use of derivative financial instruments such as foreign exchange forward and cross-currency swap contracts, which can help “lock in” the value of the Company’s exposure to specific currencies.
As of December 31, 2010 and 2009, foreign currency derivative instruments with total notional amounts of approximately $22 billion and $19 billion, respectively, were outstanding. Derivative hedging activities related to cross-currency charges, balance sheet exposures and foreign currency earnings generally do not qualify for hedge accounting; however, derivative hedging activities related to translation exposure of foreign subsidiary equity generally do.
With respect to cross-currency charges and balance sheet exposures, including related foreign exchange forward contracts outstanding, the effect on the Company’s earnings of a hypothetical 10 percent change in the value of the U.S. dollar would be immaterial as of December 31, 2010. With respect to earnings denominated in foreign currencies, the adverse impact on pretax income of a hypothetical 10 percent strengthening of the U.S. dollar related to anticipated overseas operating results for the next 12 months would be approximately $152 million as of December 31, 2010. With respect to translation exposure of foreign subsidiary equity, including related foreign exchange forward contracts outstanding, a hypothetical 10 percent strengthening in the U.S. dollar would result in an immaterial reduction in equity as of December 31, 2010.
The actual impact of interest rate and foreign exchange rate changes will depend on, among other factors, the timing of rate changes, the extent to which different rates do not move in the same direction or in the same direction to the same degree, and changes in the volume and mix of the Company’s businesses.

FUNDING & LIQUIDITY RISK MANAGEMENT
PROCESS
Liquidity risk is defined as the inability of the Company to meet its ongoing financial and business obligations as they become due at a reasonable cost. General principles and the overall framework for managing liquidity risk across the Company are defined in the Liquidity Risk Policy approved by the ALCO and Audit and Risk Committee of the Board. Liquidity risk is centrally managed by the Funding and Liquidity Committee, which reports into the ALCO. The Company’s liquidity objective is to maintain access to a diverse set of cash, readily-marketable securities and contingent sources of liquidity, such that the Company can continuously meet

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

expected future financing obligations and business requirements, even in the event it is unable to raise new funds under its regular funding programs. The Company balances the trade-offs between maintaining too much liquidity, which can be costly and limit financial flexibility, and having inadequate liquidity, which may result in financial distress during a liquidity event.
Liquidity risk is managed both at an aggregate company level and at the major legal entities in order to ensure that sufficient funding and liquidity resources are available in the amount and in the location needed in a stress event. The Funding and Liquidity Committee reviews the forecasts of the Company’s aggregate and subsidiary cash positions and financing requirements, approves the funding plans designed to satisfy those requirements under normal conditions, establishes guidelines to identify the amount of liquidity resources required and monitors positions and determines any actions to be taken. Liquidity planning also takes into account operating cash flexibilities.

OPERATIONAL RISK MANAGEMENT PROCESS
The Company defines operational risk as the risk of not achieving business objectives due to inadequate or failed processes or information systems, human error or the external environment (i.e., natural disasters) including losses due to failures to comply with laws and regulations. Operational risk is inherent in all business activities and can impact an organization through direct or indirect financial loss, brand damage, customer dissatisfaction, or legal and regulatory penalties.
The operational risk governance and the overall framework for managing operational risk across the Company are defined in the Operational Risk Policy approved by the Audit and Risk Committee of the Board of Directors. The Operational Risk Management Committee (ORMC) coordinates and oversees the operational risk mitigation efforts by Lead Operational Risk Officers in the business units and staff groups supported by the control groups.
In order to appropriately measure operational risk, the Company has developed a comprehensive operational risk framework. This framework assesses (i) risk events; (ii) root causes; (iii) impact and (iv) accountability. The impact on the Company is assessed from a financial, brand, regulatory and legal perspective. The operational risk model also assesses the frequency and likelihood that events may occur again so that the appropriate mitigation steps may be taken.
Additionally, the Company uses an operational risk framework to identify, measure, monitor and report inherent and emerging operational risks. This framework, supervised by the ORMC, consists of (a) operational risk event capture, (b) project office to coordinate control enhancements, (c) key risk indicators, and (d) process and entity-level risk self-assessments. The process risk self-assessment methodology is used to facilitate compliance with Section 404 of the Sarbanes-Oxley Act, and is also used for non-financial operational risk self-assessments. During the entity risk self-assessment, senior leaders identify key operational risks in a business unit or staff group and determine the Company’s risk mitigation plans.
Managing operational risk is an important priority for the Company, and projects and investments are underway to increase operational risk management effectiveness, which will benefit both shareholders and customers.

REPUTATIONAL RISK MANAGEMENT PROCESS
The Company defines reputational risk as the risk that negative publicity regarding the Company’s products, services, business practices, management, clients and partners, whether true or not, could cause a decline in the customer base, costly litigation, or revenue reductions.
The Company views protecting its reputation as core to its vision of becoming the world’s most respected service brand and fundamental to its long-term success.
General principles and the overall framework for managing reputational risk across the Company are defined in the Reputational Risk Management Policy. The Reputational Risk Management Committee (RRMC) is responsible for implementation and adherence to this policy, and for performing periodic assessment of the Company’s reputation and brand health based on internal and external assessments.
Business leaders across the Company are responsible for ensuring that reputation risk implications of transactions, business activities and management practices are appropriately considered and relevant subject matter experts are engaged as needed.

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

BUSINESS SEGMENT RESULTS
The Company is a global service company principally engaged in businesses comprising four reportable operating segments: U.S. Card Services (USCS), International Card Services (ICS), Global Commercial Services (GCS) and Global Network & Merchant Services (GNMS).
The Company considers a combination of factors when evaluating the composition of its reportable operating segments, including the results reviewed by the chief operating decision maker, economic characteristics, products and services offered, classes of customers, product distribution channels, geographic considerations (primarily U.S. versus non-U.S.) and regulatory environment considerations. Refer to Note 25 to the Consolidated Financial Statements for additional discussion of products and services by segment.
Results of the business segments essentially treat each segment as a stand-alone business. The management reporting process that derives these results allocates income and expense using various methodologies as described below.
Beginning in the fourth quarter of 2010, the Company completed its conversion to a new general ledger platform. This conversion enabled the Company to streamline its ledger reporting unit structure, resulting in a reconfiguration of intercompany accounts. These changes have the effect of altering intercompany balances among segments, thus altering reported total segment assets. Total segment assets as of December 31, 2010 and 2009 presented below reflect the changes described above. This conversion has no impact on segment results, segment capital or return on segment capital metrics.
Beginning in the first quarter of 2010, the Company made changes to the manner in which it allocates capital and the related interest expense charged to its reportable operating segments. The changes reflect modifications in allocation methodology that the Company believes more accurately reflect the funding and capital characteristics of its segments. The change to interest allocation also impacted the consolidated and segment reported net interest yield on cardmember loans. The segment results and net interest yield on cardmember loans for 2009 and 2008 have been revised for this change.
Beginning in 2009, the Company changed the manner by which it assesses the performance of its reportable operating segments to exclude the impact of its excess liquidity funding levels. Accordingly, the debt, cash and investment balances associated with the Company’s excess liquidity funding and the related net negative interest spread are not included within the reportable operating segment results (primarily USCS and GCS segments) and are reported in the Corporate & Other segment for 2010 and 2009. The segment results for 2008 have not been revised for this change.
As discussed more fully below, results are presented on a GAAP basis unless otherwise stated. Refer to “Glossary of Selected Terminology” for the definitions of certain key terms and related information appearing in the tables below.

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

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

U.S. CARD SERVICES

SELECTED INCOME STATEMENT DATA GAAP BASIS PRESENTATION

Years Ended December 31,
(Millions)	2010	2009	2008

Revenues
Discount revenue, net card fees and other	$10,038	$9,105	$10,345

Securitization income, net(a)	—	400	1,070

Interest income	5,390	3,216	4,425
Interest expense	812	568	1,641

Net interest income	4,578	2,648	2,784

Total revenues net of interest expense	14,616	12,153	14,199
Provisions for losses	1,591	3,769	4,389

Total revenues net of interest expense after provisions for losses	13,025	8,384	9,810

Expenses
Marketing, promotion, rewards and cardmember services	5,651	4,266	4,837
Salaries and employee benefits and other operating expenses	3,837	3,532	3,630

Total	9,488	7,798	8,467

Pretax segment income	3,537	586	1,343
Income tax provision	1,291	175	365

Segment income	$2,246	$411	$978

(a)	In accordance with new GAAP effective January 1, 2010, the Company no longer reports securitization income, net in its income statement.

SELECTED STATISTICAL INFORMATION

As of or for the Years Ended December 31,
(Billions, except percentages
and where indicated)	2010	2009	2008

Card billed business	$378.1	$339.4	$382.0
Total cards-in-force (millions)	39.9	39.5	44.2
Basic cards-in-force (millions)	29.7	29.5	32.9
Average basic cardmember spending (dollars)*	$12,795	$10,957	$11,594
U.S. Consumer Travel:
Travel sales (millions)	$3,116	$2,561	$3,113
Travel commissions and fees/sales	8.2%	8.4%	8.2%
Total segment assets	$91.3	$57.6 (f)	$77.8 (f)
Segment capital (millions)	$7,411	$6,021	$4,199
Return on average segment capital(a)	35.4%	8.0%	22.3%
Return on average tangible segment capital(a)	38.1%	8.7%	23.6%

Cardmember receivables:
Total receivables	$19.2	$17.8	$17.8
30 days past due as a % of total	1.5%	1.8%	3.7%
Average receivables	$17.1	$16.1	$19.2
Net write-off rate(b)	1.6%	3.8%	3.6%

Cardmember loans — GAAP basis portfolio:(c)
Total loans	$51.6	$23.5	$32.7
30 days past due loans as a % of total	2.1%	3.7%	4.7%
Average loans	$49.8	$25.9	$36.7
Net write-off rate	5.8%	9.1%	5.8%
Net interest income divided by average loans(d)(e)	9.2%	10.2%	7.6%
Net interest yield on cardmember loans(d)	9.4%	9.4%	8.4%

Cardmember loans — Managed basis portfolio:(c)
Total loans	$51.6	$52.6	$62.4
30 days past due loans as a % of total	2.1%	3.7%	4.7%
Average loans	$49.8	$54.9	$64.0
Net write-off rate	5.8%	8.7%	5.5%
Net interest yield on cardmember loans(d)	9.4%	10.1%	9.0%

*	Proprietary cards only.
(a)	Return on average segment capital is calculated by dividing (i) one-year period segment income ($2.2 billion, $411 million and $978 million for 2010, 2009 and 2008, respectively) by (ii) one-year average segment capital ($6.4 billion, $5.1 billion and $4.4 billion for 2010, 2009 and 2008, respectively). Return on average tangible segment capital is computed in the same manner as return on average segment capital except the computation of average tangible segment capital excludes from average segment capital average goodwill and other intangibles of $459 million, $432 million and $243 million at December 31, 2010, 2009 and 2008, respectively. The Company believes that return on average tangible segment capital is a useful measure of the profitability of its business.
(b)	In the fourth quarter of 2008, the Company revised the time period in which past due cardmember receivables in USCS are written off to 180 days past due, consistent with applicable bank regulatory guidance. Previously, receivables were written off when 360 days past billing. The net write-offs for 2008 include approximately $341 million resulting from this write-off methodology change, which is not reflected in the table above. If the $341 million had been included in USCS write-offs, the net write-off rate would have been 5.4 percent for 2008.

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

(c)	Refer to “Cardmember Loan Portfolio Presentation” on page 54 for discussion of GAAP and non-GAAP presentation of the Company’s U.S. loan portfolio.
(d)	Refer to “Consolidated Results of Operations — Selected Statistical Information”, footnote (f) on page 32.
(e)	Refer to “Consolidated Results of Operations — Selected Statistical Information”, footnote (g) on page 32.
(f)	Revised from prior disclosure due to the reclassification of certain intercompany accounts.

CALCULATION OF NET INTEREST YIELD ON CARDMEMBER LOANS(a)

Years Ended December 31,
(Millions, except percentages or where indicated)	2010	2009

Calculation based on 2010 and 2009 GAAP information:(b)
Net interest income	$4,578	$2,648
Average loans (billions)	$49.8	$25.9
Adjusted net interest income	$4,684	$2,451
Adjusted average loans (billions)	$49.8	$26.0
Net interest income divided by average loans(c)	9.2%	10.2%
Net interest yield on cardmember loans	9.4%	9.4%
Calculation based on 2010 and 2009 managed information:(b)
Net interest income(b)	$4,578	$5,501
Average loans (billions)	$49.8	$54.9
Adjusted net interest income	$4,684	$5,558
Adjusted average loans (billions)	$49.8	$55.0
Net interest yield on cardmember loans	9.4%	10.1%

(a)	Refer to “Consolidated Results of Operations — Calculation of Net Interest Yield on Cardmember Loans”, footnote (a) on page 33.
(b)	Refer to “Cardmember Loan Portfolio Presentation” on page 54 for discussion of GAAP and non-GAAP presentation of the Company’s U.S. loan portfolio.
(c)	Refer to “Consolidated Results of Operations — Selected Statistical Information”, footnote (g) on page 32.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2010 — GAAP BASIS
The following discussion of USCS segment results of operations is presented on a GAAP basis.
USCS reported segment income of $2.2 billion for 2010, a $1.8 billion or greater than 100 percent increase from $411 million in 2009, which decreased $567 million or 58 percent from 2008.

Total Revenues Net of Interest Expense
In 2010, USCS total revenues net of interest expense increased $2.5 billion or 20 percent to $14.6 billion due to increases in discount revenue, net card fees and other, and interest income partially offset by increased interest expense.
Discount revenue, net card fees and other of $10.0 billion in 2010 increased $933 million or 10 percent from 2009, primarily due to billed business growth of 11 percent. The growth in billed business was driven by a 17 percent increase in average spending per proprietary basic cards-in-force. This line also reflects higher other commissions and fees, driven by the new GAAP effective January 1, 2010, which led to the inclusion of fees formerly recorded in securitization income, net and greater travel commissions and fees, partially offset by lower net card fees.
Interest income of $5.4 billion in 2010 was $2.2 billion or 68 percent higher than in 2009, principally due to the new GAAP effective January 1, 2010, partially offset by lower yields on cardmember loans.
Interest expense of $812 million in 2010 increased $244 million or 43 percent as compared to a year ago, reflecting higher expense related to the new GAAP effective January 1, 2010, a higher cost of funds and greater average cardmember receivable balances, partially offset by reduced funding requirements due to a reduction in average balances of cardmember loans.
Total revenues net of interest expense of $12.2 billion in 2009 were $2.0 billion or 14 percent lower than 2008 as a result of lower securitization income, net, decreased interest income and lower discount revenue, net card fees and other, partially offset by lower interest expense.

Provisions for Losses
Provisions for losses decreased $2.2 billion or 58 percent to $1.6 billion for 2010 compared to 2009, principally reflecting lower reserve requirements driven by improving cardmember loan and charge card credit trends, partially offset by the inclusion in 2010 of write-offs on securitized cardmember loans and a higher charge card provision. The lending net write-off rate decreased to 5.8 percent in 2010 from 9.1 percent in 2009. The charge card net write-off rate decreased to 1.6 percent in 2010 from 3.8 percent in 2009.
Provisions for losses decreased $620 million or 14 percent to $3.8 billion for 2009 compared to 2008 due to lower loan balances and improving credit indicators during the second half of 2009.

Expenses
During 2010, USCS expenses increased $1.7 billion or 22 percent to $9.5 billion, due to increased marketing, promotion, rewards and cardmember services expenses, and salaries and employee benefits and total other operating expenses. Expenses in 2010, 2009 and 2008, included $55 million, $12 million and $30 million, respectively, of charges related to reengineering activities primarily related to the Company’s reengineering initiatives in 2010, 2009 and 2008 as previously discussed. Expenses in 2009 of $7.8 billion were $669 million or 8 percent lower than in 2008, due to lower marketing, promotion, rewards and cardmember services expenses and lower salaries and employee benefits and total operating expenses.
Marketing, promotion, rewards and cardmember services expenses increased $1.4 billion or 32 percent in 2010 to $5.7 billion, reflecting increased marketing and promotion expenses due to increased investment spending resulting from better credit and business trends in 2010 and higher rewards expense primarily due to greater rewards-related spending volumes and higher co-brand expense. Rewards expense

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

growth also reflects the benefit in 2009 of a revised, more restrictive redemption policy for accounts 30 days past due. Marketing, promotion, rewards and cardmember services expenses decreased $571 million or 12 percent in 2009 to $4.3 billion, due to lower rewards costs, reduced marketing and promotion expenses and the Delta-related charge to the Membership Reward balance sheet reserve in the fourth quarter of 2008.
Salaries and employee benefits and other operating expenses of $3.8 billion in 2010 increased $305 million or 9 percent from 2009, primarily reflecting the higher reengineering-related costs, and higher technology development expenditures and other business building investments. Salaries and employee benefits and other operating expenses of $3.5 billion in 2009 decreased $98 million or 3 percent from 2008, reflecting the benefits from reengineering activities, lower net charges associated with these reengineering programs, the favorable impact in 2008 related to fair value hedge ineffectiveness and the costs related to the Delta contract extension in the fourth quarter of 2008.

Income Taxes
The effective tax rate was 36 percent for 2010 compared to 30 percent and 27 percent for 2009 and 2008, respectively. The rates for each of these years reflect the benefits from the resolution of certain prior years’ tax items and the relationship of recurring tax benefits to varying levels of pretax income.

Cardmember Loan Portfolio Presentation
For periods ended on or prior to December 31, 2009, the Company’s non-securitized cardmember loan and related debt performance information on a GAAP basis was referred to as the “owned” basis presentation. For such periods, the Company also provided information on a non-GAAP “managed” basis which should be read only as a supplement to GAAP information. Unlike the GAAP basis presentation, the managed basis presentation in such periods assumed there had been no off-balance sheet securitizations for the Company’s USCS segment (the Company does not currently securitize its international cardmember loans), resulting in the inclusion of all securitized and non-securitized cardmember loans and related debt in the Company’s performance information.
Under the GAAP basis presentation prior to securitization for the period ended on or prior to December 31, 2009, revenues and expenses from cardmember loans and related debt were reflected in the Company’s income statements in other commissions and fees, net interest income and provisions for losses for cardmember loans. At the time of a securitization transaction, the securitized cardmember loans were removed from the Company’s balance sheet, and the resulting gain on sale was reflected in securitization income, net, as well as a reduction to the provision for losses (credit reserves were no longer recorded for the cardmember loans once sold). Over the life of a securitization transaction, the Company recognized the net cash flow from interest and fee collections on interests sold to investors (the investors’ interests) after deducting interest paid on the investors’ certificates, credit losses, contractual service fees, other expenses and changes in the fair value of the interest-only strip (referred to as “excess spread”). These amounts, in addition to servicing fees and the non-credit components of the gains/(losses) from securitization activities, were reflected in securitization income, net. The Company also recognized interest income over the life of the securitization transaction related to the interest it retained (i.e., the seller’s interest). At the maturity of a securitization transaction, cardmember loans on the balance sheet increased, and the impact of the incremental required loss reserves was recorded in provisions for losses.
Under the managed basis presentation for periods ended on or prior to December 31, 2009, revenues and expenses related to securitized cardmember loans and related debt were reflected in other commissions and fees (included in discount revenue, net card fees and other), interest income, interest expense and provisions for losses. In addition, there was no securitization income, net as this presentation assumed no securitization transactions had occurred.
Historically, the Company included USCS information on a managed basis, as that was the manner in which the Company’s management viewed and managed the business. Management believed that a full picture of trends in the Company’s cardmember loans business could only be derived by evaluating the performance of both securitized and non-securitized cardmember loans, as the presentation of the entire cardmember loan portfolio was more representative of the economics of the aggregate cardmember relationships and ongoing business performance and related trends over time. The managed basis presentation also provided investors a more comprehensive assessment of the information necessary for the Company and investors to evaluate the Company’s market share.
The adoption of new GAAP on January 1, 2010 resulted in accounting for both the Company’s securitized and non-securitized cardmember loans in the Consolidated Financial Statements. As a result, the Company’s 2010 GAAP presentations and managed basis presentations prior to 2010 are generally comparable.

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

The following table sets forth cardmember loan portfolio financial information for the years ended December 31, 2010, 2009 and 2008. The December 31, 2010 financial information was determined in accordance with the new GAAP effective January 1, 2010. The December 31, 2009 and 2008 information includes the “owned” (GAAP) basis presentation, together with the adjustments for securitization activity to arrive at the “managed” (non-GAAP) basis presentation. For additional information, see “Cardmember Loan Portfolio Presentation” above.

U.S. CARD SERVICES

SELECTED FINANCIAL INFORMATION MANAGED BASIS PRESENTATION

Years Ended December 31,
(Millions)	2010	2009		2008

Discount revenue, net card fees and other:
Reported for the period (GAAP)	$10,038	$9,105		$10,345
Securitization adjustments	—	331		400

Managed discount revenue, net card fees and other	$10,038	$9,436		$10,745

Interest income:
Reported for the period (GAAP)	$5,390	$3,216		$4,425
Securitization adjustments	—	3,097		3,512

Managed interest income	$5,390	$6,313		$7,937

Securitization income, net:(a)
Reported for the period (GAAP)	$—	$400		$1,070
Securitization adjustments	—	(400)		(1,070)

Managed securitization income, net	$—	$—		$—

Interest expense:
Reported for the period (GAAP)	$812	$568		$1,641
Securitization adjustments	—	244		830

Managed interest expense	$812	$812		$2,471

Provisions for losses:
Reported for the period (GAAP)	$1,591	$3,769		$4,389
Securitization adjustments	—	2,573	(b)	2,002	(b)

Managed provisions for losses	$1,591	$6,342	(b)	$6,391	(b)

(a)	In accordance with new GAAP effective January 1, 2010, the Company no longer reports securitization income, net in its income statement.
(b)	Includes provisions for losses for off-balance sheet cardmember loans based on the same methodology as applied to on-balance sheet cardmember loans, except that any quarterly adjustment to reserve levels for on-balance sheet loans to address external environmental factors was not applied to adjust the provision expense for the securitized portfolio.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2010 — MANAGED BASIS
The following discussion of USCS is on a managed basis.
Discount revenue, net card fees and other in 2010 increased $602 million or 6 percent to $10.0 billion, reflecting higher billed business volumes and increased travel revenues, partially offset by lower commissions and fees. Discount revenue, net card fees and other in 2009 decreased $1.3 billion or 12 percent to $9.4 billion, due to lower billed business volumes, reduced other commissions and fees, decreased net card fees, lower other revenues and reduced travel commissions and fees.
Interest income in 2010 of $5.4 billion decreased by $923 million or 15 percent, due to a decline in the average loan balance and a lower portfolio yield driven by higher payment rates, lower revolving levels and the CARD Act, partially offset by repricing initiatives during 2009 and 2010. Interest income in 2009 of $6.3 billion decreased by $1.6 billion or 20 percent due to a decline in the average managed lending balance and a lower portfolio yield, offset by the benefits of certain repricing initiatives during 2009.
Interest expense in 2010 remained flat at $812 million, due to an increase in the cost of funds and higher average cardmember receivable balances, offset by reduced funding requirements due to a lower average cardmember loan balance in the managed portfolio. In 2009, interest expense decreased $1.7 billion or 67 percent to $812 million due to a lower market interest rate-driven cost of funds and lower average managed cardmember loans and receivable balances, as well as the movement of liquidity-related interest expense to the Corporate & Other segment.
Provisions for losses decreased $4.8 billion or 75 percent to $1.6 billion in 2010, due to improving cardmember loan and charge card credit performance and a lower average loan balance. The lending net write-off rate was 5.8 percent in 2010 versus 8.7 percent in 2009. Provisions for losses decreased 1 percent in 2009, driven by a lower average loan and receivable balance and improved charge card credit performance, partially offset by a higher lending write-off level versus 2008.

INTERNATIONAL CARD SERVICES

SELECTED INCOME STATEMENT DATA

Years Ended December 31,
(Millions)	2010	2009	2008

Revenues
Discount revenue, net card fees and other	$3,685	$3,447	$3,782

Interest income	1,393	1,509	1,720
Interest expense	428	427	770

Net interest income	965	1,082	950

Total revenues net of interest expense	4,650	4,529	4,732
Provisions for losses	392	1,211	1,030

Total revenues net of interest expense after provisions for losses	4,258	3,318	3,702

Expenses
Marketing, promotion, rewards and cardmember services	1,612	1,221	1,453
Salaries and employee benefits and other operating expenses	2,008	1,821	2,145

Total	3,620	3,042	3,598

Pretax segment income	638	276	104
Income tax provision (benefit)	72	(56)	(217)

Segment income	$566	$332	$321

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

SELECTED STATISTICAL INFORMATION

As of or for the Years Ended December 31,
(Billions, except percentages
and where indicated)	2010	2009	2008

Card billed business	$107.9	$94.9	$106.1
Total cards-in-force (millions)	15.0	15.0	16.3
Basic cards-in-force (millions)	10.4	10.5	11.4
Average basic cardmember spending (dollars)*	$10,366	$8,758	$9,292
International Consumer Travel:
Travel sales (millions)	$1,126	$985	$1,267
Travel commissions and fees/sales	8.0%	8.6%	8.1%
Total segment assets	$25.3	$23.0 (f)	$20.7 (f)
Segment capital (millions)	$2,199	$2,262	$2,240
Return on average segment capital(a)	26.5%	15.1%	14.7%
Return on average tangible segment capital(a)	36.7%	20.1%	19.6%

Cardmember receivables:
Total receivables	$6.7	$5.9	$5.6
90 days past billing as a % of total(b)	1.0%	2.1%	3.1%
Net loss ratio (as a % of charge volume)(b)(c)	0.24%	0.36%	0.24%

Cardmember loans:
Total loans	$9.3	$9.2	$9.5
30 days past due loans as a % of total	2.3%	3.3%	3.6%
Average loans	$8.6	$8.9	$10.9
Net write-off rate	4.6%	6.8%	4.8%
Net interest income divided by average loans(d)(e)	11.2%	12.2%	8.7%
Net interest yield on cardmember loans(d)	11.1%	12.2%	9.4%

*	Proprietary cards only.
(a)	Return on average segment capital is calculated by dividing (i) one-year period segment income ($566 million, $332 million and $321 million for December 31, 2010, 2009 and 2008, respectively) by (ii) one-year average segment capital ($2.1 billion, $2.2 billion and $2.2 billion for December 31, 2010, 2009 and 2008, respectively). Return on average tangible segment capital is computed in the same manner as return on average segment capital except the computation of average tangible segment capital excludes from average segment capital average goodwill and other intangibles of $592 million, $551 million and $544 million as of December 31, 2010, 2009 and 2008, respectively. Management believes that return on average tangible segment capital is a useful measure of the profitability of its business.
(b)	Effective January 1, 2010, the Company revised the time period in which past due cardmember receivables in ICS are written off to when they are 180 days past due or earlier, consistent with applicable bank regulatory guidance and the write-off methodology adopted for USCS in the fourth quarter of 2008. Previously, receivables were written off when they were 360 days past billing or earlier. Therefore, the net write-offs for the first quarter of 2010 include net write-offs of approximately $60 million for ICS resulting from this write-off methodology change, which increased the net loss ratio and decreased the 90 days past billing metric for this segment, but did not have a substantial impact on provisions for losses.
(c)	Refer to “Consolidated Results of Operations — Selected Statistical Information”, footnote (c) on page 32.
(d)	Refer to “Consolidated Results of Operations — Selected Statistical Information”, footnote (f) on page 32.
(e)	Refer to “Consolidated Results of Operations — Selected Statistical Information”, footnote (g) on page 32.
(f)	Refer to “U.S. Card Services — Selected Statistical Information”, footnote (f) on page 52.

CALCULATION OF NET INTEREST YIELD ON CARDMEMBER LOANS(a)

Years Ended December 31,
(Millions, except percentage and where indicated)	2010	2009

Net interest income	$965	$1,082
Average loans (billions)	$8.6	$8.9
Adjusted net interest income	$946	$1,087
Adjusted average loans (billions)	$8.5	$8.9
Net interest income divided by average loans(b)	11.2%	12.2%
Net interest yield on cardmember loans	11.1%	12.2%

(a)	Refer to “Consolidated Results of Operations — Calculation of Net Interest Yield on Cardmember Loans”, footnote (a) on page 33.
(b)	Refer to “Consolidated Results of Operations — Selected Statistical Information”, footnote (g) on page 32.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2010
ICS reported segment income of $566 million for 2010, a $234 million or 70 percent increase from $332 million in 2009, which increased $11 million or 3 percent from 2008. The increase in segment income for 2010 is primarily due to an increase in total revenues net of interest expense and a decrease in provisions for losses, partially offset by an increase in expenses. A significant portion of ICS segment income in 2009 and 2008 is attributable to the Company’s internal tax allocation process. See further discussion in the Income Taxes section below.

Total Revenues Net of Interest Expense
In 2010, ICS total revenues net of interest expense increased $121 million or 3 percent to $4.7 billion compared to 2009 due to higher discount revenue, net card fees and other, partially offset by lower interest income.
Discount revenue, net card fees, and other increased $238 million or 7 percent to $3.7 billion in 2010 compared to 2009, driven primarily by the higher level of cardmember spending and greater foreign-exchange conversion revenues. The 14 percent increase in billed business in 2010 reflected an 18 percent increase in average spending per proprietary basic cards-in-force, partially offset by a 1 percent decrease in basic cards-in-force. Assuming no changes in foreign currency exchange rates from 2009 to 2010, billed business and average spending per proprietary basic cards-in-force increased 9 percent and 14 percent, respectively; volumes increased across the major geographic regions, including an increase of 13 percent in Latin America, 10 percent in Asia Pacific, and 8 percent in both Canada and Europe2.

[2]	Refer to footnote 1 on page 33 under Consolidated Results of Operations for the Three Years Ended December 31, 2010 relating to changes in foreign exchange rates.

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

Interest income declined $116 million or 8 percent to $1.4 billion in 2010 compared to 2009, as a lower yield on cardmember loans and a lower average loan balance were partially offset by higher lending card fees.
Interest expense of $428 million in 2010 was flat as compared to 2009, as lower average loan balances offset higher average receivable levels.
Total revenues net of interest expense of $4.5 billion in 2009 were $203 million or 4 percent lower than 2008 due to lower discount revenue, net card fees and other and decreased interest income, partially offset by lower interest expense.

Provisions for Losses
Provisions for losses decreased $819 million or 68 percent to $392 million in 2010 compared to 2009, primarily reflecting lower reserve requirements due to improving cardmember loan and charge card credit trends. The charge card net loss ratio (as a percentage of charge volume) was 0.24 percent in 2010 versus 0.36 percent last year. The lending net write-off rate was 4.6 percent in 2010 versus 6.8 percent last year.
Provisions for losses increased $181 million or 18 percent to $1.2 billion in 2009 compared to 2008, primarily reflecting a higher lending reserve level.

Expenses
During 2010, ICS expenses increased $578 million or 19 percent to $3.6 billion compared to 2009, due to higher marketing, promotion, rewards and cardmember services and increased salaries and employee benefits and other operating expenses. Expenses in 2010, 2009 and 2008, included $19 million, $4 million and $83 million, respectively, of reengineering costs primarily related to the Company’s reengineering initiatives in 2010, 2009 and 2008 as previously discussed. Expenses in 2009 of $3.0 billion were $556 million or 15 percent lower than 2008, due to lower marketing, promotion, rewards and cardmember services and decreased salaries and employee benefits and other operating expenses.
Marketing, promotion, rewards and cardmember services expenses increased $391 million or 32 percent to $1.6 billion in 2010 compared to 2009, primarily due to higher marketing and promotion expenses and greater volume-related rewards costs. Marketing, promotion, rewards and cardmember services expenses decreased $232 million or 16 percent to $1.2 billion in 2009 compared to 2008, reflecting reduced marketing and promotion expenses through the first nine months of 2009 and lower reward costs.
Salaries and employee benefits and other operating expenses increased $187 million or 10 percent to $2.0 billion in 2010 compared to 2009, reflecting the higher net reengineering costs in 2010, higher technology development expenditures, increased investments in sales-force, closing costs related to the acquisition of Loyalty Partner and other business building investments. Salaries and employee benefits and other operating expenses decreased $324 million or 15 percent to $1.8 billion in 2009 compared to 2008, primarily due to benefits from the Company’s reengineering activities and lower net charges during 2009 related to reengineering initiatives.

Income Taxes
The effective tax rate was 11 percent in 2010 versus negative 20 percent in 2009 and negative 209 percent in 2008. The tax rate in 2010 reflects a benefit from the resolution of certain prior years’ tax items. In addition, the tax rates in each of the periods primarily reflect the impact of recurring tax benefits on varying levels of pretax income. This segment reflects the favorable impact of the consolidated tax benefit related to its ongoing funding activities outside the U.S., which is allocated to ICS under the Company’s internal tax allocation process.

GLOBAL COMMERCIAL SERVICES

SELECTED INCOME STATEMENT DATA

Years Ended December 31,
(Millions)	2010	2009	2008

Revenues
Discount revenue, net card fees and other	$4,622	$4,158	$5,082

Interest income	7	5	6
Interest expense	227	180	471

Net interest expense	(220)	(175)	(465)

Total revenues net of interest expense	4,402	3,983	4,617
Provisions for losses	158	177	231

Total revenues net of interest expense after provisions for losses	4,244	3,806	4,386

Expenses
Marketing, promotion, rewards and cardmember services	442	332	377
Salaries and employee benefits and other operating expenses	3,041	2,969	3,395

Total	3,483	3,301	3,772

Pretax segment income	761	505	614
Income tax provision	287	155	160

Segment income	$474	$350	$454

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

SELECTED STATISTICAL INFORMATION

As of or for the Years Ended December 31,
(Billions, except percentages
and where indicated)	2010	2009	2008

Card billed business	$132.8	$111.2	$129.2
Total cards-in-force (millions)	7.1	7.1	7.1
Basic cards-in-force (millions)	7.1	7.1	7.1
Average basic cardmember spending (dollars)*	$18,927	$15,544	$18,527
Global Corporate Travel:
Travel sales	$17.5	$14.6	$21.0
Travel commissions and fees/sales	8.2%	8.8%	7.8%
Total segment assets	$18.9	$16.1 (d)	$25.2 (d)
Segment capital (millions)	$3,650	$3,719	$3,611
Return on average segment capital(a)	13.2%	9.7%	14.1%
Return on average tangible segment capital(a)	28.6%	20.8%	30.5%
Cardmember receivables:
Total receivables	$11.3	$9.8	$9.4
90 days past billing as a % of total(b)	0.8%	1.4%	2.7%
Net loss ratio (as a % of charge volume)(b)(c)	0.11%	0.19%	0.13%

*	Proprietary cards only.
(a)	Return on average segment capital is calculated by dividing (i) one-year period segment income ($474 million, $350 million and $454 million for 2010, 2009 and 2008, respectively) by (ii) one-year average segment capital ($3.6 billion, $3.6 billion and $3.2 billion for 2010, 2009 and 2008, respectively). Return on average tangible segment capital is computed in the same manner as return on average segment capital except the computation of average tangible segment capital excludes from average segment capital average goodwill and other intangibles of $1.9 billion, $1.9 billion and $1.7 billion at December 31, 2010, 2009 and 2008, respectively. The Company believes the return on average tangible segment capital is a useful measure of the profitability of its business.
(b)	Effective January 1, 2010, the Company revised the time period in which past due cardmember receivables in Global Commercial Services are written off to when they are 180 days past due or earlier, consistent with applicable bank regulatory guidance and the write-off methodology adopted for U.S. Card Services in the fourth quarter of 2008. Previously, receivables were written off when they were 360 days past billing or earlier. Therefore, the net write-offs for the first quarter of 2010 include net write-offs of approximately $48 million for Global Commercial Services resulting from this write-off methodology change, which increased the net loss ratio and decreased the 90 days past billing metric for this segment, but did not have a substantial impact on provisions for losses. The metrics for prior periods have not been revised for this change as it was deemed immaterial.
(c)	Refer to “Consolidated Results of Operations — Selected Statistical Information”, footnote(c) on page 32.
(d)	Refer to “U.S. Card Services — Selected Statistical Information”, footnote (f) on page 52.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2010
GCS reported segment income of $474 million for 2010, a $124 million or 35 percent increase from $350 million in 2009, which decreased $104 million or 23 percent from 2008.

Total Revenues Net of Interest Expense
In 2010, GCS total revenues net of interest expense increased $419 million or 11 percent to $4.4 billion due to increased discount revenue, net card fees, and other and higher interest income, partially offset by higher interest expense.
Discount revenue, net card fees, and other revenues increased $464 million or 11 percent to $4.6 billion in 2010 primarily driven by higher cardmember spending and greater travel commissions and fees. The 19 percent increase in billed business in 2010 was driven by the 22 percent increase in average spending per proprietary basic cards-in-force. Adjusting for the impact of foreign exchange translation, billed business and average spending per proprietary basic cards-in-force grew 19 percent and 21 percent, respectively3, volume increased 19 percent within the United States, compared to an increase of 18 percent outside the United States3.
Interest income increased $2 million or 40 percent to $7 million in 2010 compared to 2009.
Interest expense increased $47 million or 26 percent to $227 million in 2010 compared to 2009 driven by increased funding requirements due to a higher average receivable balance and a higher cost of funds.
Total revenues net of interest expense of $4.0 billion in 2009 decreased $634 million or 14 percent compared to 2008 due to decreased discount revenue, net card fees, and other and lower interest income, partially offset by lower interest expense.

Provisions for Losses
Provisions for losses decreased $19 million or 11 percent to $158 million in 2010 compared to 2009, driven by improved credit performance within the underlying portfolio. The charge card net loss ratio (as a percentage of charge volume) was 0.11 percent in 2010 versus 0.19 percent last year. Provisions for losses decreased $54 million or 23 percent to $177 million in 2009 compared to 2008, reflecting improved credit trends as 2009 progressed.

 3  Refer to footnote 1 on page 33 under Consolidated Results of Operations for the Three Years Ended December 31, 2010 relating to changes in foreign exchange rates.

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

Expenses
During 2010, GCS expenses increased $182 million or 6 percent to $3.5 billion, due to higher marketing, promotion, rewards and cardmember services expense and increased salaries and employee benefits and other operating expenses. Expenses in 2010, 2009 and 2008, included $32 million, $101 million and $138 million, respectively, of reengineering costs, primarily reflecting the Company’s reengineering initiatives in 2010, 2009 and 2008 as previously discussed. Expenses in 2009 of $3.3 billion decreased $471 million or 12 percent, reflecting a reduction in salaries and employee benefits and other operating expenses, as well as lower rewards costs, lower net charges associated with reengineering initiatives in 2009, and the Delta-related increase in the Membership Rewards balance sheet reserve in the fourth quarter of 2008.
Marketing, promotion, rewards and cardmember services expenses increased $110 million or 33 percent to $442 million in 2010 compared to 2009, reflecting higher rewards costs and greater marketing and promotion expenses. Marketing, promotion, rewards and cardmember services expenses decreased $45 million or 12 percent to $332 million in 2009 compared to 2008, primarily reflecting lower rewards costs in 2009 and the Delta-related increase in the Membership Rewards balance sheet reserve in the fourth quarter of 2008.
Salaries and employee benefits and other operating expenses increased $72 million or 2 percent to $3.0 billion in 2010 compared to 2009, as higher travel volume-driven personnel costs, greater incentive-based sales-force costs, as well as increased technology development expenditures and other business-building investments were partially offset by the lower reengineering-related costs. Salaries and employee benefits and other operating expenses decreased $426 million or 13 percent to $3.0 billion in 2009 compared to 2008, reflecting the benefits from the Company’s reengineering initiatives, partially offset by lower net charges associated with these programs during 2009.

Income Taxes
The effective tax rate was 38 percent in 2010 versus 31 percent in 2009 and 26 percent in 2008. The higher 2010 rate reflects the impact of increasing the valuation allowance against deferred tax assets associated with certain non-U.S. travel operations.

GLOBAL NETWORK & MERCHANT
SERVICES

SELECTED INCOME STATEMENT DATA

Years Ended December 31,
(Millions)	2010	2009	2008

Revenues
Discount revenue, net card fees and other	$4,169	$3,602	$3,863

Interest income	4	1	—
Interest expense	(200)	(177)	(328)

Net interest income	204	178	328

Total revenues net of interest expense	4,373	3,780	4,191
Provisions for losses	61	135	127

Total revenues net of interest expense after provisions for losses	4,312	3,645	4,064

Expenses
Marketing, promotion, rewards and cardmember services	755	521	553
Salaries and employee benefits and other operating expenses	1,908	1,679	1,932

Total	2,663	2,200	2,485

Pretax segment income	1,649	1,445	1,579
Income tax provision	586	508	529

Segment income	$1,063	$937	$1,050

SELECTED STATISTICAL INFORMATION

As of or for the Years Ended December 31,
(Billions, except percentages
and where indicated)	2010	2009	2008

Global Card billed business	$713.3	$619.8	$683.3
Global Network & Merchant Services:
Total segment assets	$13.6	$12.3 (c)	$7.2 (c)
Segment capital (millions)	$1,922	$1,443	$1,238
Return on average segment capital(a)	63.9%	65.7%	98.4%
Return on average tangible segment capital(a)	66.7%	67.4%	101.8%
Global Network Services:(b)
Card billed business	$91.7	$71.8	$67.4
Total cards-in-force (millions)	29.0	26.3	24.8

(a)	Return on average segment capital is calculated by dividing (i) segment income ($1.1 billion, $937 million and $1.1 billion for 2010, 2009 and 2008, respectively) by (ii) average segment capital ($1.7 billion, $1.4 billion and $1.1 billion for 2010, 2009 and 2008, respectively). Return on average tangible segment capital is computed in the same manner as return on average segment capital except the computation of average tangible segment capital excludes from average segment capital average goodwill and other intangibles of $70 million, $36 million and $35 million as of December 31, 2010, 2009 and 2008, respectively. The Company believes the return on average tangible segment capital is a useful measure of the profitability of its business.
(b)	For non-proprietary retail co-brand partners, Global Network Services metrics exclude cardmember accounts which have no out-of-store spend activity during the prior 12-month period.
(c)	Refer to “U.S. Card Services — Selected Statistical Information”, footnote (f) on page 52.

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2010
GNMS reported segment income of $1.1 billion in 2010, a $126 million or 13 percent increase from $937 million in 2009, which decreased $113 million or 11 percent from 2008.

Total Revenues Net of Interest Expense
GNMS total revenues net of interest expense increased $593 million or 16 percent to $4.4 billion in 2010 compared to 2009, due to increased discount revenue, net card fees and other and increased interest expense credit.
Discount revenue, fees and other increased $567 million or 16 percent to $4.2 billion in 2010 compared to 2009, primarily due to an increase in merchant-related revenues, driven by a 15 percent increase in global card billed business, as well as higher volume driven GNS-related revenues.
Interest expense credit increased $23 million or 13 percent to $200 million in 2010 compared to 2009, due to a higher funding-driven interest credit related to internal transfer pricing, which recognizes the merchant services’ accounts payable-related funding benefit.
Total revenues net of interest expense of $3.8 billion in 2009 decreased $411 million or 10 percent compared to 2008 due to decreased discount revenue, net card fees and other and decreased interest expense credit.

Provisions for Losses
Provisions for losses decreased $74 million or 55 percent to $61 million in 2010 compared to 2009, primarily due to lower merchant-related debit balances. Provisions for losses in 2009 increased $8 million or 6 percent to $135 million compared to 2008, primarily driven by the higher provisions in GNS.

Expenses
During 2010, GNMS expenses increased $463 million or 21 percent to $2.7 billion compared to 2009 due to higher salaries and employee benefits and other operating expenses and an increase in marketing and promotion expenses. Expenses in 2009 of $2.2 billion were $285 million or 11 percent lower than 2008, due to lower salaries and employee benefits and other operating expenses and a decrease in marketing and promotion expenses.
Marketing and promotion expenses increased $234 million or 45 percent to $755 million in 2010 compared to 2009, reflecting higher network, merchant-related and brand marketing investments. Marketing and promotion expenses decreased 6 percent in 2009 to $521 million compared to 2008, reflecting lower brand and merchant-related marketing costs.
Salaries and employee benefits and other operating expenses increased $229 million or 14 percent to $1.9 billion in 2010 compared to 2009, primarily due to greater third party merchant sales-force commissions, higher technology development expenditures, and other business building investments. Salaries and employee benefits and other operating expenses decreased $253 million or 13 percent to $1.7 billion in 2009 compared to 2008, primarily reflecting the benefits from the Company’s reengineering initiatives.

Income Taxes
The effective tax rate was 36 percent in 2010, 35 percent in 2009 and 34 percent in 2008.

CORPORATE & OTHER
Corporate & Other had net expense of $292 million and net income of $107 million and $68 million in 2010, 2009 and 2008, respectively. Results in 2010, 2009 and 2008 reflected $372 million, $372 million and $186 million of after-tax income related to the MasterCard litigation settlement, respectively, and $172 million of after-tax income for all three years related to the Visa litigation settlement. Reengineering costs after-tax of $2 million, $35 million and $108 million, for 2010, 2009 and 2008, respectively, primarily related to the Company’s reengineering initiatives previously discussed.
Net expense in 2010 reflected higher incentive compensation and benefit reinstatement-related expenses, and various investments in the Global Prepaid business and Enterprise Growth initiatives.
Net income in 2009 reflected $135 million of after-tax income related to the ICBC sale, a $135 million benefit representing the correction of an error related to the accounting for cumulative translation adjustments associated with a net investment in foreign subsidiaries and a $45 million benefit resulting from the change in fair value of certain forward exchange contracts.
Net income in 2008 reflected a $19 million after-tax charge primarily relating to AEB operations retained by the Company in the first quarter of 2008.

EXPOSURE TO AIRLINE INDUSTRY
The Company has multiple co-brand relationships and rewards partners, of which relationships with airlines are one of the most important and valuable. Refer to Note 22 to the Consolidated Financial Statements for further discussion of these relationships. Refer also to Note 8 for further discussion of prepaid miles acquired from certain airlines.

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

OTHER REPORTING MATTERS

ACCOUNTING DEVELOPMENTS
See the Recently Issued Accounting Standards section of Note 1 to the Consolidated Financial Statements.

GLOSSARY OF SELECTED TERMINOLOGY
Adjusted average loans — Represents average cardmember loans on a GAAP or managed basis, as applicable, in each case excluding the impact of deferred card fees, net of deferred direct acquisition costs of cardmember loans.
Adjusted net interest income — Represents net interest income allocated to the Company’s cardmember loans portfolio on a GAAP or managed basis, as applicable, in each case excluding the impact of card fees on loans and balance transfer fees attributable to the Company’s cardmember loans.
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
Average discount rate — This calculation is designed to reflect pricing at merchants accepting general purpose American Express cards. It represents the percentage of billed business (both proprietary and Global Network Services) retained by the Company from merchants it acquires, prior to payments to third parties unrelated to merchant acceptance.
Basic cards-in-force — Proprietary basic consumer cards-in-force includes basic cards issued to the primary account owner and does not include additional supplemental cards issued on that account. Proprietary basic small business and corporate cards-in-force include basic and supplemental cards issued to employee cardmembers. Non-proprietary basic cards-in-force includes all cards that are issued and outstanding under network partnership agreements, except for retail co-brand cardmember accounts which have no out-of-store spend activity during the prior 12-month period.
Billed business — Includes activities (including cash advances) related to proprietary cards, cards issued under network partnership agreements (non-proprietary billed business) and certain insurance fees charged on proprietary cards. In-store spend activity within retail co-brand portfolios in Global Network Services, from which the Company earns no revenue, is not included in non-proprietary billed business. Card billed business is reflected in the United States or outside the United States based on where the cardmember is domiciled.
Capital asset pricing model — Generates an appropriate discount rate using internal and external inputs to value future cash flows based on the time value of money and the price for bearing uncertainty inherent in an investment.
Capital ratios — Represents the minimum standards established by the regulatory agencies as a measure to determine whether the regulated entity has sufficient capital to absorb on- and off-balance sheet losses beyond current loss accrual estimates.
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
Charge cards — Represents cards that generally carry no pre-set spending limits and are primarily designed as a method of payment and not as a means of financing purchases. Charge cardmembers generally must pay the full amount billed each month. No finance charges are assessed on charge cards. Each charge card transaction is authorized based on its likely economics reflecting a customer’s most recent credit information and spend patterns.
Credit cards — Represents cards that have a range of revolving payment terms, grace periods, and rate and fee structures.
Discount revenue — Represents revenue earned from fees charged to merchants with whom the Company has entered into a card acceptance agreement for processing cardmember transactions. The discount fee generally is deducted from the Company’s payment reimbursing the merchant for cardmember purchases. Such amounts are reduced by contra-revenue such as payments to third-party card issuing partners, cash-back reward costs and corporate incentive payments.
Interest expense — Interest expense includes interest incurred primarily to fund cardmember loans, charge card product receivables, general corporate purposes, and liquidity needs, and is recognized as incurred. Interest expense is divided principally into three categories: (i) deposits, which primarily relates to interest expense on deposits taken from customers and institutions, (ii) short-term borrowings, which primarily relates to interest expense on commercial paper, federal funds purchased, bank overdrafts and other short-term borrowings, and (iii) long-term debt, which primarily relates to interest expense on the Company’s long-term debt.
Interest income — Interest income includes (i) interest and fees on loans, (ii) interest and dividends on investment securities and (iii) interest income on deposits with banks and others.
Interest and fees on loans includes interest on loans which is assessed using the average daily balance method for loans owned. These amounts are recognized based upon the principal amount outstanding in accordance with the terms of

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

the applicable account agreement until the outstanding balance is paid or written-off. Loan fees are deferred and recognized in interest income on a straight-line basis over the 12-month card membership period, net of deferred direct card acquisition costs and a reserve for projected membership cancellation.
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
Net interest yield on cardmember loans — Net interest yield on cardmember loans is a non-GAAP financial measure that represents the net spread earned on cardmember loans. Net interest yield on cardmember loans is computed by dividing adjusted net interest income by adjusted average loans, computed on an annualized basis. The calculation of net interest yield on cardmember loans includes interest that is deemed uncollectible. For all presentations of net interest yield on cardmember loans, reserves and net write-offs related to uncollectible interest are recorded through provisions for losses — cardmember loans; therefore, such reserves and net write-offs are not included in the net interest yield calculation.
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
Return on average equity — Calculated by dividing one-year period net income by one-year average total shareholders’ equity.
Return on average tangible common equity — Computed in the same manner as ROE except the computation of average tangible common shareholders’ equity excludes from average total shareholders’ equity average goodwill and other intangibles.
Return on average segment capital — Calculated by dividing one-year period segment income by one-year average segment capital.
Return on average tangible segment capital — Computed in the same manner as return on average segment capital except the computation of average tangible segment capital excludes from average segment capital average goodwill and other intangibles.
Risk-weighted assets — Refer to Capital Strategy section for definition.
Securitization income, net — Prior to 2010, includes non-credit provision components of the net gains or losses from securitization activities; changes in fair value of the interest-only strip; excess spread related to securitized cardmember loans; and servicing income, net of related discounts or fees. Excess spread, which is recognized as earned, is the net cash flow from interest and fee collections allocated to the third-party investors’ interests in the securitization after deducting the interest paid on the investor certificates, credit losses, contractual servicing fees and other expenses.
Segment capital — Represents capital allocated to a segment based upon specific business operational needs, risk measures, and regulatory capital requirements.
Stored value and prepaid products — Includes Travelers Cheques and other prepaid products such as gift cheques and cards as well as reloadable Travelers Cheque cards. These products are sold as safe and convenient alternatives to currency for purchasing goods and services.
Tier 1 leverage ratio — Refer to Capital Strategy section for definition.
Tier 1 risk-based capital ratio — Refer to Capital Strategy section for definition.
Total cards-in-force — Represents the number of cards that are issued and outstanding. Proprietary basic consumer cards-in-force includes basic cards issued to the primary account owner and does not include additional supplemental cards issued on that account. Proprietary basic small business and corporate cards-in-force include basic and supplemental cards issued to employee cardmembers. Non-proprietary cards-in-force includes all cards that are issued and

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

outstanding under network partnership agreements, except for retail co-brand cardmember accounts which have no out-of-store spend activity during the prior 12-month period.
Total risk-based capital ratio — Refer to Capital Strategy section for definition.
Travel sales — Represents the total dollar amount of travel transaction volume for airline, hotel, car rental, and other travel arrangements made for consumers and corporate clients. The Company earns revenue on these transactions by charging a transaction or management fee.

FORWARD-LOOKING STATEMENTS
This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update or revise any forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements, include, but are not limited to, the following:

•	changes in global economic and business conditions, including consumer and business spending, the availability and cost of credit, unemployment and political conditions, all of which may significantly affect spending on the Company’s cards, delinquency rates, loan balances and other aspects of our business and results of operations;

•	changes in capital and credit market conditions, which may significantly affect the Company’s ability to meet its liquidity needs, access to capital and cost of capital, including changes in interest rates; changes in market conditions affecting the valuation of our assets; or any reduction in our credit ratings or those of our subsidiaries, which could materially increase the cost and other terms of our funding, restrict our access to the capital markets or result in contingent payments under contracts;

•	litigation, such as class actions or proceedings brought by governmental and regulatory agencies (including the lawsuit filed against the Company by the U.S. Department of Justice and certain state attorneys general), that could result in (i) the imposition of behavioral remedies against the Company or the Company’s voluntarily making certain changes to its business practices, the effects of which in either case could have a material adverse impact on the Company’s financial performance; (ii) the imposition of substantial monetary damages in private actions against the Company; and/or (iii) damage to the Company’s global reputation and brand;

•	legal and regulatory developments wherever we do business, including legislative and regulatory reforms in the United States, such as the Dodd-Frank Act’s stricter regulation of large, interconnected financial institutions, increasing regulation of rates charged to merchants and the practices merchants may engage in to discriminate among the payment products they accept, changes in requirements relating to securitization and the establishment of the Bureau of Consumer Financial Protection, which could make fundamental changes to many of our business practices or materially affect our capital requirements, results of operations, ability to pay dividends or repurchase our stock; or actions and potential future actions by the FDIC and credit rating agencies applicable to securitization trusts, which could impact the Company’s ABS program;

•	changes in the substantial and increasing worldwide competition in the payments industry, including competitive pressures from charge, credit and debit card networks and issuers, as well as evolving alternative payment systems and products, competitive pressure that may impact the prices we charge merchants that accept our Cards and the success of marketing, promotion or rewards programs;

•	changes in technology or in our ability to protect our intellectual property (such as copyrights, trademarks, patents and controls on access and distribution), and invest in and compete at the leading edge of technological developments across our businesses, including technology and intellectual property of third parties whom we rely on, all of which could materially affect our results of operations;

•	data breaches and fraudulent activity, which could damage our brand, increase our costs or have regulatory implications, and changes in regulation affecting privacy and data security under federal, state and foreign law, which could result in higher compliance and technology costs to ourselves or our vendors;

•	changes in our ability to attract or retain qualified personnel in the management and operation of the Company’s business, including any changes that may result from increasing regulatory supervision of compensation practices;

•	changes in the financial condition and creditworthiness of our business partners, such as bankruptcies, restructurings or consolidations, involving merchants that represent a significant portion of our business, such as the airline industry, or our partners in Global Network Services or financial institutions that we rely on for routine funding and liquidity, which could materially affect our financial condition or results of operations;

AMERICAN EXPRESS COMPANY
2010 FINANCIAL REVIEW

•	uncertainties associated with business acquisitions, including the ability to realize anticipated business retention, growth and cost savings or effectively integrate the acquired business into our existing operations;

•	changes affecting the success of our reengineering and other cost control initiatives, which may result in the Company not realizing all or a significant portion of the benefits that we intend;

•	the actual amount to be spent by the Company on investments in the business, including on marketing, promotion, rewards and cardmember services and certain other operating expenses, which will be based in part on management’s assessment of competitive opportunities and the Company’s performance and the ability to control and manage operating, infrastructure, advertising and promotion expenses as business expands or changes;

•	the effectiveness of the Company’s risk management policies and procedures, including credit risk relating to consumer debt, liquidity risk in meeting business requirements and operational risks;

•	changes affecting our ability to accept or maintain deposits due to market demand or regulatory constraints, such as changes in interest rates and regulatory restrictions on our ability to obtain deposit funding or offer competitive interest rates, which could affect our liquidity position and our ability to fund our business; and

•	factors beyond our control such as fire, power loss, disruptions in telecommunications, severe weather conditions, natural disasters, terrorism, “hackers” or fraud, which could affect travel-related spending or disrupt our global network systems and ability to process transactions.

A further description of these uncertainties and other risks can be found in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, and the Company’s other reports filed with the SEC.

AMERICAN EXPRESS COMPANY
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

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
The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.
Based on management’s assessment and those criteria, we conclude that, as of December 31, 2010, the Company’s internal control over financial reporting is effective.
PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, has issued an attestation report appearing on the following page on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010.

AMERICAN EXPRESS COMPANY
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AMERICAN EXPRESS COMPANY:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and shareholders’ equity present fairly, in all material respects, the financial position of American Express Company and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As discussed in Note 1 to the consolidated financial statements, the Company adopted new guidance in 2010 relating to transfers of financial assets and consolidation of variable interest entities.
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

New York, New York
February 25, 2011

AMERICAN EXPRESS COMPANY

AMERICAN EXPRESS COMPANY
CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31 (Millions, except per share amounts)	2010	2009	2008

Revenues
Non-interest revenues
Discount revenue	$15,111	$13,389	$15,025
Net card fees	2,102	2,151	2,150
Travel commissions and fees	1,779	1,594	2,010
Other commissions and fees	2,031	1,778	2,307
Securitization income, net	—	400	1,070
Other	1,927	2,087	2,157

Total non-interest revenues	22,950	21,399	24,719

Interest income
Interest and fees on loans	6,783	4,468	6,159
Interest and dividends on investment securities	443	804	771
Deposits with banks and other	66	59	271

Total interest income	7,292	5,331	7,201

Interest expense
Deposits	546	425	454
Short-term borrowings	3	37	483
Long-term debt and other	1,874	1,745	2,618

Total interest expense	2,423	2,207	3,555

Net interest income	4,869	3,124	3,646

Total revenues net of interest expense	27,819	24,523	28,365

Provisions for losses
Charge card	595	857	1,363
Cardmember loans	1,527	4,266	4,231
Other	85	190	204

Total provisions for losses	2,207	5,313	5,798

Total revenues net of interest expense after provisions for losses	25,612	19,210	22,567

Expenses
Marketing, promotion, rewards and cardmember services	8,644	6,467	7,361
Salaries and employee benefits	5,566	5,080	6,090
Professional services	2,806	2,408	2,413
Other, net	2,632	2,414	3,122

Total	19,648	16,369	18,986

Pretax income from continuing operations	5,964	2,841	3,581
Income tax provision	1,907	704	710

Income from continuing operations	4,057	2,137	2,871
Loss from discontinued operations, net of tax	—	(7)	(172)

Net income	$4,057	$2,130	$2,699

Earnings per Common Share — Basic: (Note 18)
Income from continuing operations attributable to common shareholders(a)	$3.37	$1.55	$2.47
Loss from discontinued operations	—	(0.01)	(0.14)

Net income attributable to common shareholders(a)	$3.37	$1.54	$2.33

Earnings per Common Share — Diluted: (Note 18)
Income from continuing operations attributable to common shareholders(a)	$3.35	$1.54	$2.47
Loss from discontinued operations	—	—	$(0.15)

Net income attributable to common shareholders(a)	$3.35	$1.54	$2.32

Average common shares outstanding for earnings per common share:
Basic	1,188	1,168	1,154
Diluted	1,195	1,171	1,156

(a)	Represents income from continuing operations or net income, as applicable, less (i) accelerated preferred dividend accretion of $212 million for the year ended December 31, 2009 due to the repurchase of $3.39 billion of preferred shares issued as part of the Capital Purchase Program (CPP), (ii) preferred share dividends and related accretion of $94 million for the year ended December 31, 2009, and (iii) earnings allocated to participating share awards and other items of $51 million, $22 million and $15 million for the years ended December 31, 2010, 2009 and 2008, respectively.

See Notes to Consolidated Financial Statements.

AMERICAN EXPRESS COMPANY
CONSOLIDATED BALANCE SHEETS

December 31 (Millions, except per share data)	2010	2009

Assets

Cash and cash equivalents

Cash and cash due from banks	$2,498	$1,525

Interest-bearing deposits in other banks (including securities purchased under resale agreements: 2010, $372; 2009, $212)	13,557	11,010

Short-term investment securities	654	4,064

Total	16,709	16,599

Accounts receivable

Cardmember receivables (includes gross receivables available to settle obligations of a consolidated variable interest entity: 2010, $8,192; 2009, $8,314), less reserves: 2010, $386; 2009, $546	36,880	33,197

Other receivables, less reserves: 2010, $175; 2009, $109	3,554	5,007

Loans

Cardmember loans, (includes gross loans available to settle obligations of a consolidated variable interest entity: 2010, $34,726)(a), less reserves: 2010, $3,646; 2009, $3,268	57,204	29,504

Other, less reserves: 2010, $24; 2009, $27	412	506

Investment securities	14,010	24,337

Premises and equipment — at cost, less accumulated depreciation: 2010, $4,483; 2009, $4,130	2,905	2,782

Other assets (includes restricted cash of consolidated variable interest entities: 2010, $3,759; 2009, $1,799)(a)	15,368	13,213

Total assets	$147,042	$125,145

Liabilities and Shareholders’ Equity

Liabilities

Customer deposits	$29,727	$26,289

Travelers Cheques outstanding	5,618	5,975

Accounts payable	9,691	9,063

Short-term borrowings	3,414	2,344

Long-term debt (includes debt issued by consolidated variable interest entities: 2010, $23,341; 2009, $4,970)	66,416	52,338

Other liabilities	15,946	14,730

Total liabilities	130,812	110,739

Commitments and contingencies (Note 24)

Shareholders’ Equity

Common shares, $0.20 par value, authorized 3.6 billion shares; issued and outstanding 1,197 million shares as of December 31, 2010 and 1,192 million shares as of December 31, 2009	238	237

Additional paid-in capital	11,937	11,144

Retained earnings	4,972	3,737

Accumulated other comprehensive (loss) income

Net unrealized securities gains, net of tax: 2010, $(19); 2009, $(291)	57	507

Net unrealized derivatives losses, net of tax: 2010, $4; 2009, $15	(7)	(28)

Foreign currency translation adjustments, net of tax: 2010, $405; 2009, $31	(503)	(722)

Net unrealized pension and other postretirement benefit losses, net of tax: 2010, $226; 2009, $244	(464)	(469)

Total accumulated other comprehensive loss	(917)	(712)

Total shareholders’ equity	16,230	14,406

Total liabilities and shareholders’ equity	$147,042	$125,145

(a)	The balances as of December 31, 2009 include an undivided, pro-rata interest in an unconsolidated variable interest entity (historically referred to as “seller’s interest”) totaling $8,752, of which $8,033 is included in cardmember loans and $719 is included in other assets. Refer to Note 7 for additional details.

See Notes to Consolidated Financial Statements.

AMERICAN EXPRESS COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31 (Millions)	2010	2009	2008

Cash Flows from Operating Activities
Net income	$4,057	$2,130	$2,699
Loss from discontinued operations, net of tax	—	7	172

Income from continuing operations	4,057	2,137	2,871
Adjustments to reconcile income from continuing operations to net cash provided by operating activities
Provisions for losses	2,207	5,313	5,798
Depreciation and amortization	917	1,070	712
Deferred taxes, acquisition costs and other	1,135	(1,429)	442
Stock-based compensation	287	230	256
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Other receivables	(498)	(730)	101
Other assets	(590)	526	(2,256)
Accounts payable and other liabilities	2,090	(98)	490
Travelers Cheques outstanding	(317)	(449)	(770)
Net cash (used in) provided by operating activities attributable to discontinued operations	—	(233)	129

Net cash provided by operating activities	9,288	6,337	7,773

Cash Flows from Investing Activities
Sale of investments	2,196	2,930	4,657
Maturity and redemption of investments	12,066	2,900	9,620
Purchase of investments	(7,804)	(13,719)	(14,724)
Net (increase) decrease in cardmember loans/receivables	(6,389)	6,154	5,940
Proceeds from cardmember loan securitizations	—	2,244	9,619
Maturities of cardmember loan securitizations	—	(4,800)	(4,670)
Purchase of premises and equipment	(887)	(772)	(977)
Sale of premises and equipment	9	50	27
Acquisitions/Dispositions, net of cash acquired	(400)	—	(4,589)
Net (increase) decrease in restricted cash	(20)	(1,935)	33
Net cash provided by investing activities attributable to discontinued operations	—	196	2,625

Net cash (used in) provided by investing activities	(1,229)	(6,752)	7,561

Cash Flows from Financing Activities
Net increase in customer deposits	3,406	11,037	358
Net increase (decrease) in short-term borrowings	1,056	(6,574)	(8,693)
Issuance of long-term debt	5,918	6,697	19,213
Principal payments on long-term debt	(17,670)	(15,197)	(13,787)
Issuance of American Express Series A preferred shares and warrants	—	3,389	—
Issuance of American Express common shares	663	614	176
Repurchase of American Express Series A preferred shares	—	(3,389)	—
Repurchase of American Express stock warrants	—	(340)	—
Repurchase of American Express common shares	(590)	—	(218)
Dividends paid	(867)	(924)	(836)
Net cash provided by (used in) financing activities attributable to discontinued operations	—	40	(6,653)

Net cash used in financing activities	(8,084)	(4,647)	(10,440)

Effect of exchange rate changes on cash	135	7	20

Net increase (decrease) in cash and cash equivalents	110	(5,055)	4,914
Cash and cash equivalents at beginning of year includes cash of discontinued operations: 2010, $0; 2009, $3; 2008, $6,390	16,599	21,654	16,740

Cash and cash equivalents at end of year includes cash of discontinued operations: 2010, $0; 2009, $0; 2008, $3	$16,709	$16,599	$21,654

See Notes to Consolidated Financial Statements.

AMERICAN EXPRESS COMPANY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

					Accumulated
				Additional	Other
Three Years Ended December 31, 2010		Preferred	Common	Paid-in	Comprehensive	Retained
(Millions, except per share amounts)	Total	Shares	Shares	Capital	(Loss) Income	Earnings

Balances as of December 31, 2007	$11,029	$—	$232	$10,164	$(442)	$1,075
Comprehensive income
Net income	2,699					2,699
Change in net unrealized securities gains	(711)				(711)
Change in net unrealized derivatives (losses) gains	(9)				(9)
Foreign currency translation adjustments	(113)				(113)
Change in net unrealized pension and other postretirement benefit losses	(334)				(334)

Total comprehensive income	1,532
Repurchases of common shares	(218)		(1)	(42)		(175)
Other changes, primarily employee plans	334		1	374	3	(44)
Cash dividends declared Common, $0.72 per share	(836)					(836)

Balances as of December 31, 2008	11,841	—	232	10,496	(1,606)	2,719
Comprehensive income
Net income	2,130					2,130
Change in net unrealized securities gains	1,206				1,206
Change in net unrealized derivatives (losses) gains	52				52
Foreign currency translation adjustments	(354)				(354)
Change in net unrealized pension and other postretirement benefit losses	(10)				(10)

Total comprehensive income	3,024
Issuance of preferred shares and common stock warrants	3,389	3,157		232
Preferred share accretion	—	232				(232)
Repurchase of preferred shares	(3,389)	(3,389)
Repurchase of warrants	(340)			(232)		(108)
Issuance of common shares	531		4	527
Other changes, primarily employee plans	279		1	121		157
Cash dividends declared
Preferred shares	(74)					(74)
Common, $0.72 per share	(855)					(855)

Balances as of December 31, 2009	14,406	—	237	11,144	(712)	3,737
Impact of Adoption of new GAAP (Note 7)	(1,769)	—	—	—	(315)	(1,454)

Balances as of January 1, 2010 (Adjusted)	12,637	—	237	11,144	(1,027)	2,283
Comprehensive income
Net income	4,057					4,057
Change in net unrealized securities gains	(135)				(135)
Change in net unrealized derivatives (losses) gains	21				21
Foreign currency translation adjustments	219				219
Change in net unrealized pension and other postretirement benefit losses	5				5

Total comprehensive income	4,167
Repurchase of common shares	(590)		(3)	(132)		(455)
Other changes, primarily employee plans	883		4	925		(46)
Cash dividends declared Common, $0.72 per share	(867)					(867)

Balances as of December 31, 2010	$16,230	$—	$238	$11,937	$(917)	$4,972

See Notes to Consolidated Financial Statements.

AMERICAN EXPRESS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY
American Express is a global service company that provides customers with access to products, insights and experiences that enrich lives and build business success. The Company’s principal products and services are charge and credit payment card products and travel-related services offered to consumers and businesses around the world. The Company’s various products and services are sold globally to diverse customer groups, including consumers, small businesses, mid-sized companies and large corporations. These products and services are sold through various channels, including direct mail, on-line applications, targeted direct and third-party sales forces and direct response advertising.

PRINCIPLES OF CONSOLIDATION
The Consolidated Financial Statements of the Company are prepared in conformity with U.S. generally accepted accounting principles (GAAP). All significant intercompany transactions are eliminated.
The Company consolidates all entities in which the Company holds a “controlling financial interest.” For voting interest entities, the Company is considered to hold a controlling financial interest when the Company is able to exercise control over the investees’ operating and financial decisions. For variable interest entities (VIEs), the Company is considered to hold a controlling financial interest when it is determined to be the primary beneficiary. Prior to the adoption of ASU No. 2009-17, Consolidation (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (effective January 1, 2010), a primary beneficiary was the party that absorbs a majority of the VIE’s expected losses or receive a majority of the VIE’s expected residual returns. For VIEs, subsequent to the adoption of ASU No. 2009-17, a primary beneficiary is a party that has both: (1) the power to direct the activities of a VIE that most significantly impact that entity’s economic performance, and (2) the obligation to absorb losses, or the right to receive benefits, from the VIE that could potentially be significant to the VIE. The determination of whether an entity is a VIE is based on the amount and characteristics of the entity’s equity.
Entities in which the Company’s voting interest in common equity does not provide the Company with control, but allows the Company to exert significant influence over their financial and operating decisions are accounted for under the equity method. All other investments in equity securities, to the extent that they are not considered marketable securities, are accounted for under the cost method.

FOREIGN CURRENCY
Assets and liabilities denominated in foreign currencies are translated into U.S. dollars based upon exchange rates prevailing at the end of each year. The resulting translation adjustments, along with any related qualifying hedge and tax effects, are included in accumulated other comprehensive (loss) income (AOCI), a component of shareholders’ equity. Translation adjustments, including qualifying hedge and tax effects, are reclassified to earnings upon the sale or substantial liquidation of investments in foreign operations. Revenues and expenses are translated at the average month-end exchange rates during the year. Gains and losses related to transactions in a currency other than the functional currency, including operations outside the U.S. where the functional currency is the U.S. dollar, are reported net in the Company’s Consolidated Statements of Income, in other non-interest revenue, interest income, interest expense, or other, net expense, depending on the nature of the activity. Net foreign currency transaction gains amounted to approximately $138 million, $205 million and $15 million in 2010, 2009 and 2008, respectively.

AMOUNTS BASED ON ESTIMATES AND
ASSUMPTIONS
Accounting estimates are an integral part of the Consolidated Financial Statements. These estimates are based, in part, on management’s assumptions concerning future events. Among the more significant assumptions are those that relate to reserves for cardmember losses relating to loans and charge card receivables, reserves for Membership Rewards costs, fair value measurement, goodwill and income taxes. These accounting estimates reflect the best judgment of management, but actual results could differ.

TOTAL REVENUES NET OF INTEREST EXPENSE

Discount Revenue
Discount revenue represents fees charged to merchants with which the Company, or its GNS partners, has entered into card acceptance agreements for facilitating transactions between the merchants and the Company’s cardmembers. The discount generally is deducted from the payment to the merchant and recorded as discount revenue at the time the charge is captured.

Net Card Fees
Card fees are deferred and recognized on a straight-line basis over the 12-month card membership period, net of deferred direct card acquisition costs and a reserve for projected membership cancellations. Charge card fees are recognized in net card fees in the Consolidated Statements of Income and the unamortized net card fee balance is reported in other liabilities on the Consolidated Balance Sheets (refer to Note 11). Loan product fees are considered an enhancement to the yield on the product, and are recognized in interest and fees on loans in the Consolidated Statements of Income. The unamortized net card

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

fee balance for lending products is reported net in cardmember loans on the Consolidated Balance Sheets (refer to Note 4).

Travel Commissions and Fees
The Company earns travel commissions and fees by charging clients transaction or management fees for selling and arranging travel and for travel management services. Client transaction fee revenue is recognized at the time the client books the travel arrangements. Travel management services revenue is recognized over the contractual term of the agreement. The Company’s travel suppliers (for example, airlines, hotels and car rental companies) pay commissions and fees on tickets issued, sales and other services based on contractual agreements. Commissions and fees from travel suppliers are generally recognized at the time a ticket is purchased or over the term of the contract. Commissions and fees that are based on services rendered (for example, hotel stays and car rentals) are recognized based on usage.

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

Contra-revenue
The Company regularly makes payments through contractual arrangements with merchants, commercial card clients and certain other customers (collectively the “customers”). Payments to customers are generally classified as contra-revenue unless a specifically identifiable benefit (e.g., goods or services) is received by the Company in consideration for that payment and the fair value of such benefit is determinable and measurable. If no such benefit is identified, then the entire payment is classified as contra-revenue and included within total non-interest revenues in the Consolidated Statements of Income in the line item where the related transaction revenues are recorded (e.g., discount revenue, travel commissions and fees and other commissions and fees). If such a benefit is identified, then the payment is classified as expense up to the estimated fair value of the benefit.

Interest Income
Interest on loans owned is assessed using the average daily balance method. Interest is recognized based upon the loan principal amount outstanding in accordance with the terms of the applicable account agreement until the outstanding balance is paid or written-off.
Interest and dividends on investment securities primarily relates to the Company’s performing fixed-income securities. Interest income is accrued as earned using the effective interest method, which adjusts the yield for security premiums and discounts, fees and other payments, so that a constant rate of return is recognized on the investment security’s outstanding balance. Amounts are recognized until such time as a security is in default or when it is likely that future interest payments will not be received as scheduled.
Interest on deposits with banks and other is recognized as earned, and primarily relates to the placement of cash in interest-bearing time deposits, overnight sweep accounts, and other interest-bearing demand and call accounts.

Interest Expense
Interest expense includes interest incurred primarily to fund cardmember loans, charge card product receivables, general corporate purposes, and liquidity needs, and is recognized as incurred. Interest expense is divided principally into three categories: (i) deposits, which primarily relates to interest expense on deposits taken from customers and institutions, (ii) short-term borrowings, which primarily relates to interest expense on commercial paper, federal funds purchased, bank overdrafts and other short-term borrowings, and (iii) long-term debt, which primarily relates to interest expense on the Company’s long-term financing.

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

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Software development costs
The Company capitalizes certain costs associated with the acquisition or development of internal-use software. Once the software is ready for its intended use, these costs are amortized on a straight-line basis over the software’s estimated useful life, generally 5 years.

OTHER SIGNIFICANT ACCOUNTING POLICIES
The following table identifies the Company’s other significant accounting policies, the Note and page where a detailed description of each policy can be found.

Note
Significant Accounting Policy	Number	Note Title	Page

Fair Value Measurements	Note 3	Fair Values	Page 76
Accounts Receivable	Note 4	Accounts Receivable and Loans	Page 78
Loans	Note 4	Accounts Receivable and Loans	Page 78
Reserves for Losses	Note 5	Reserves for Losses	Page 81
Investment Securities	Note 6	Investment Securities	Page 83
Securitization Income, Net; and Asset Securitization	Note 7	Asset Securitizations	Page 85
Goodwill and Other Intangible Assets	Note 8	Other Assets	Page 87
Membership Rewards	Note 11	Other Liabilities	Page 92
Derivative Financial Instruments and Hedging Activities	Note 12	Derivatives and Hedging Activities	Page 92
Income Taxes	Note 17	Income Taxes	Page 101
Other Non-Interest Revenues	Note 19	Details of Certain Consolidated Statements of Income Lines	Page 103
Other, Net Expense	Note 19	Details of Certain Consolidated Statements of Income Lines	Page 103
Stock-based Compensation	Note 20	Stock Plans	Page 104
Legal Contingencies	Note 24	Commitments and Contingencies	Page 113
Reportable Operating Segments	Note 25	Reportable Operating Segments and Geographic Operations	Page 114

RECENTLY ISSUED ACCOUNTING STANDARDS
The Financial Accounting Standards Board (FASB) recently issued Accounting Standards Update (ASU) No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. This standard is intended to provide additional information to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses. As such, the standard amends existing guidance by requiring an entity to provide a greater level of disaggregated information about its financing receivables and its allowance for credit losses and includes new disclosures such as credit quality indicators, past due information and additional impaired loan data. Effective December 31, 2010, the Company adopted these amendments except for disclosures of activity within periods, which become effective for periods beginning January 1, 2011. Additionally, certain new disclosures for Troubled Debt Restructurings were not implemented because such disclosures have been deferred by ASU No. 2011-01, Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20, and are expected to be effective for periods beginning April 1, 2011.

In addition, the Company adopted the following standards:

•	ASU No. 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets, and

•	ASU No. 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.

These standards (generally referred to herein as new GAAP effective January 1, 2010) eliminated the concept of a qualifying special purpose entity (QSPE), therefore requiring these entities to be evaluated under the accounting guidance for consolidation of VIEs. In addition, ASU 2009-17 required an entity to reconsider its previous consolidation conclusions reached under the VIE consolidation model, including (i) whether an entity is a VIE, (ii) whether the enterprise is the VIE’s primary beneficiary, and (iii) the required financial statement disclosures.
Upon adoption of ASU 2009-16 and ASU 2009-17, the Company was required to change its accounting for the American Express Credit Account Master Trust (the Lending Trust), a previously unconsolidated VIE, which is now consolidated. As a result, beginning January 1, 2010, the securitized cardmember loans and related debt securities issued to third parties by the Lending Trust are included on the Company’s Consolidated Balance Sheet. The Company continues to consolidate the American Express Issuance Trust (the Charge Trust). Prior period results have not been revised for the change in accounting for the Lending Trust. Refer to Note 7 for further discussion.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CLASSIFICATION OF CASH BALANCES
The Company determined that in periods prior to June 30, 2010, the Company misclassified certain book overdraft balances against cash balances on its Consolidated Balance Sheets. Such overdraft balances, which arise in the normal course of the Company’s business activities, should have been classified as either accounts payable or other liabilities, depending on the underlying nature of the account. The Company has evaluated the effects of these misclassifications and concluded that they are not, individually or in the aggregate, material to any of the Company’s previously issued quarterly or annual Consolidated Financial Statements. Nevertheless, the Company has elected to revise in this report and future filings its Consolidated Balance Sheet and Consolidated Statements of Cash Flows to correct the effects of these misclassifications.

The amounts on the Consolidated Balance Sheet as of December 31, 2009 that have been revised are summarized below:

(Millions)	Previously Reported	As Revised

Cash and cash equivalents	$15,542	$16,599
Accounts payable	8,926	9,063
Other liabilities	13,810	14,730

These balance sheet misclassifications further impacted amounts previously reported in prior period Consolidated Statements of Cash Flows, as summarized below:

	Year Ended		Year Ended
	December 31, 2009		December 31, 2008
	As		As
	Previously	As	Previously	As
(Billions)	Reported	Revised	Reported	Revised

Change in accounts payable and other liabilities	$—	$(0.1)	$0.9	$0.5
Net cash provided by operating activities	6.4	6.3	8.1	7.8
Net (decrease) increase in cash and cash equivalents	(5.0)	(5.1)	5.3	4.9

Certain other reclassifications of prior period amounts have been made to conform to the current presentation.

NOTE 2

ACQUISITIONS AND DISCONTINUED OPERATIONS

ACQUISITIONS
During the course of the year, the Company purchased Accertify (November 10, 2010) and Revolution Money (January 15, 2010) for a total consideration of $151 million and $305 million, respectively. Accertify is an on-line fraud solution provider and Revolution Money is a provider of secure person-to-person payment services through an internet-based platform. These acquisitions did not have a significant impact on either the Company’s consolidated results of operations or the segments in which they are reflected for the year ended December 31, 2010.
On March 28, 2008, the Company purchased Corporate Payment Services (CPS), General Electric Company’s commercial card and corporate purchasing business unit.

The following table summarizes the assets acquired and liabilities assumed for these acquisitions as of the acquisition dates:

			Corporate
		Revolution	Payment
(Millions)	Accertify	Money	Services

Goodwill	$131	$184	$818
Definite-lived intangible assets	15	119	232
Other assets	11	7	1,259

Total assets	157	310	2,309
Total liabilities	6	5	65

Net assets acquired	$151	$305	$2,244

		Corporate
Reportable operating segment	GNMS	& Other	GCS	(a)

(a)	An insignificant portion of the receivables and intangible assets are also allocated to the USCS reportable operating segment.

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
As of and for the years ended December 31, 2009 and 2008, all of the operating results, assets and liabilities, and cash flows of AEB (except for certain components of AEB that were not sold) and AEIDC have been removed from the Corporate & Other segment and are presented separately in discontinued operations in the Company’s Consolidated Financial Statements. The Notes to the Consolidated Financial Statements have been adjusted to exclude discontinued operations unless otherwise noted.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3
FAIR VALUES
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date, and is based on the Company’s principal or most advantageous market for the specific asset or liability.
GAAP provides for a three-level hierarchy of inputs to valuation techniques used to measure fair value, defined as follows:

•	Level 1 — Inputs that are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability, including:

–	Quoted prices for similar assets or liabilities in active markets

–	Quoted prices for identical or similar assets or liabilities in markets that are not active

–	Inputs other than quoted prices that are observable for the asset or liability

–	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•	Level 3 — Inputs that are unobservable and reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances (e.g., internally derived assumptions surrounding the timing and amount of expected cash flows).

The following table summarizes the Company’s financial assets and financial liabilities measured at fair value on a recurring basis, categorized by GAAP’s valuation hierarchy (as described in the preceding paragraphs), as of December 31:

	2010				2009
(Millions)	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3

Assets:
Investment securities:(a)
Equity securities	$475	$475	$—	$—	$530	$530	$—	$—
Retained subordinated securities(b)	—	—	—	—	3,599	—	—	3,599
Debt securities and other	13,535	—	13,535	—	20,208	—	20,208	—
Interest-only strip(b)	—	—	—	—	20	—	—	20
Derivatives(c)	1,089	—	1,089	—	833	—	833	—

Total assets	$15,099	$475	$14,624	$—	$25,190	$530	$21,041	$3,619

Liabilities:
Derivatives(c)	$419	$—	$419	$—	$283	$—	$283	$—

Total liabilities	$419	$—	$419	$—	$283	$—	$283	$—

(a)	Refer to Note 6 for the fair values of investment securities on a further disaggregated basis.
(b)	As a result of new GAAP effective January 1, 2010, the Company no longer presents the retained subordinated securities and interest-only strip within its Consolidated Financial Statements in periods subsequent to December 31, 2009. Refer to Note 7 for further details.
(c)	Refer to Note 12 for the fair values of derivative assets and liabilities on a further disaggregated basis. While derivative assets and derivative liabilities are presented gross in the table above, GAAP permits the netting of derivative assets and derivative liabilities when a legally enforceable master netting agreement exists between the Company and its derivative counterparty. As of December 31, 2010 and 2009, $18 million and $33 million, respectively, of derivative assets and liabilities have been offset and presented net on the Consolidated Balance Sheets.

The table below presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2009, including realized and unrealized gains (losses) included in earnings and AOCI:

	2009(a)
	Investments — Retained		Other Assets —
(Millions)	Subordinated Securities		Interest-Only Strip

Beginning fair value, January 1	$744		$32
Increases in securitized loans(b)	1,760		—
Unrealized and realized gains (losses)	1,095	(c)	(12	)(d)

Ending fair value, December 31	$3,599		$20

(a)	The Company did not measure any financial instruments at fair value using significantly unobservable inputs (Level 3) during the year ended December 31, 2010.
(b)	Represents cost basis of securitized loans.
(c)	Included in AOCI, net of taxes.
(d)	Included in securitization income, net.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

VALUATION TECHNIQUES USED IN MEASURING FAIR VALUE
For the financial assets and liabilities measured at fair value on a recurring basis (categorized in the valuation hierarchy table on the previous page) the Company applies the following valuation techniques to measure fair value:

Investment Securities (Excluding Retained Subordinated
Securities and the Interest-Only Strip)

•	When available, quoted market prices in active markets are used to determine fair value. Such investment securities are classified within Level 1 of the fair value hierarchy.

•	When quoted prices in an active market are not available, the fair values for the Company’s investment securities are obtained primarily from pricing services engaged by the Company, and the Company receives one price for each security. The fair values provided by the pricing services are estimated using pricing models, where the inputs to those models are based on observable market inputs. The inputs to the valuation techniques applied by the pricing services vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades and broker-dealer quotes, all with reasonable levels of transparency. The pricing services did not apply any adjustments to the pricing models used. In addition, the Company did not apply any adjustments to prices received from the pricing services. The Company classifies the prices obtained from the pricing services within Level 2 of the fair value hierarchy because the underlying inputs are directly observable from active markets or recent trades of similar securities in inactive markets. However, the pricing models used do entail a certain amount of subjectivity and therefore differing judgments in how the underlying inputs are modeled could result in different estimates of fair value.

The Company reaffirms its understanding of the valuation techniques used by its pricing services at least annually. In addition, the Company corroborates the prices provided by its pricing services to test their reasonableness by comparing their prices to valuations from different pricing sources as well as comparing prices to the sale prices received from sold securities. Refer to Note 6 for additional fair value information.

Retained Subordinated Securities
As of January 1, 2010, pursuant to changes in GAAP governing accounting for transfers of financial assets, the Company no longer has retained subordinated securities. The fair value of the Company’s retained subordinated securities was determined using discounted cash flow models. The discount rate was based on an interest rate curve observable in the marketplace plus an unobservable credit spread for risks associated with these securities and other similar financial instruments. The Company classified such securities as Level 3 in the fair value hierarchy because the credit spreads were not observable due to market illiquidity for these securities and similar financial instruments.

Interest-Only Strip
As of January 1, 2010, pursuant to changes in GAAP governing accounting for transfers of financial assets, the Company no longer has interest-only strips. The fair value of the interest-only strip was the present value of estimated future positive excess spread expected to be generated by the securitized loans over the estimated remaining life of those loans. Management utilized certain estimates and assumptions to determine the fair value of the interest-only strip asset, including estimates for finance charge yield, credit losses, London Interbank Offered Rate (LIBOR) (which determined future certificate interest costs), monthly payment rate and discount rate. On a quarterly basis, the Company compared the assumptions it used in calculating the fair value of its interest-only strip to observable market data when available, and to historical trends. The interest-only strip was classified within Level 3 of the fair value hierarchy due to the significance of the unobservable inputs used in valuing this asset.

Derivative Financial Instruments
The fair value of the Company’s derivative financial instruments, which could be assets or liabilities on the Consolidated Balance Sheets, is estimated by a third-party valuation service that uses proprietary pricing models, or by internal pricing models. The pricing models do not contain a high level of subjectivity as the valuation techniques used do not require significant judgment, and inputs to those models are readily observable from actively quoted markets. The pricing models used are consistently applied and reflect the contractual terms of the derivatives, including the period of maturity, and market-based parameters such as interest rates, foreign exchange rates, equity indices or prices, and volatility.
Credit valuation adjustments are necessary when the market parameters, such as a benchmark curve, used to value derivatives are not indicative of the credit quality of the Company or its counterparties. The Company considers the counterparty credit risk by applying an observable forecasted default rate to the current exposure. Refer to Note 12 for additional fair value information.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table discloses the estimated fair value for the Company’s financial assets and financial liabilities that are not carried at fair value, as of December 31:

	2010			2009
	Carrying	Fair		Carrying	Fair
(Billions)	Value	Value		Value	Value

Financial Assets:
Assets for which carrying values equal or approximate fair value	$62	$62	(a)	$58	$58	(b)
Loans, net	$58	$58	(a)	$30	$30
Financial Liabilities:
Liabilities for which carrying values equal or approximate fair value	$43	$43		$34	$34
Certificates of deposit	$13	$13		$15	$16
Long-term debt	$66	$69	(a)	$52	$54	(b)

(a)	Includes fair values of cardmember receivables, loans and long-term debt of $8.1 billion, $33.2 billion and $23.6 billion, respectively, held by consolidated VIEs as of December 31, 2010. Refer to the Consolidated Balance Sheets for the related carrying values.
(b)	Includes fair values of cardmember receivables and long-term debt of $8.3 billion and $5.0 billion, respectively, held by a consolidated VIE as of December 31, 2009. Refer to the Consolidated Balance Sheets for the related carrying values.

The fair values of these financial instruments are estimates based upon the market conditions and perceived risks as of December 31, 2010 and 2009, and require management judgment. These figures may not be indicative of their future fair values. The fair value of the Company cannot be reliably estimated by aggregating the amounts presented.

The following methods were used to determine estimated fair values:

FINANCIAL ASSETS FOR WHICH CARRYING VALUES EQUAL OR APPROXIMATE FAIR VALUE
Financial assets for which carrying values equal or approximate fair value include cash and cash equivalents, cardmember receivables, accrued interest and certain other assets. For these assets, the carrying values approximate fair value because they are short term in duration or variable rate in nature.

FINANCIAL ASSETS CARRIED AT OTHER THAN FAIR VALUE

Loans, net
Loans are recorded at historical cost, less reserves, on the Consolidated Balance Sheets. In estimating the fair value for the Company’s loans the principal market is assumed to be the securitization market, and the Company uses the hypothetical securitization price to determine the fair value of the portfolio. The securitization price is estimated from the assumed proceeds of the hypothetical securitization in the current market, adjusted for securitization uncertainties such as market conditions and liquidity.

FINANCIAL LIABILITIES FOR WHICH CARRYING VALUES EQUAL OR APPROXIMATE FAIR VALUE
Financial liabilities for which carrying values equal or approximate fair value include accrued interest, customer deposits (excluding certificates of deposit, which are described further below), Travelers Cheques outstanding, short-term borrowings and certain other liabilities for which the carrying values approximate fair value because they are short term in duration, variable rate in nature or have no defined maturity.

FINANCIAL LIABILITIES CARRIED AT OTHER THAN FAIR VALUE

Certificates of Deposit
Certificates of deposit (CDs) are recorded at their historical issuance cost on the Consolidated Balance Sheets. Fair value is estimated using a discounted cash flow methodology based on the Company’s current borrowing rates for similar types of CDs.

Long-term Debt
Long-term debt is recorded at historical issuance cost on the Consolidated Balance Sheets. Fair value is estimated using either quoted market prices or discounted cash flows based on the Company’s current borrowing rates for similar types of borrowings.

NOTE 4
ACCOUNTS RECEIVABLE AND LOANS
The Company’s charge and lending payment card products result in the generation of cardmember receivables (from charge payment products) and cardmember loans (from lending payment products) which are described below.

CARDMEMBER AND OTHER RECEIVABLES
Cardmember receivables, representing amounts due from charge payment product customers, are recorded at the time a cardmember enters into a point-of-sale transaction with a merchant. Charge card customers generally must pay the full amount billed each month. Each charge card transaction is authorized based on its likely economics reflecting cardmember’s most recent credit information and spend patterns. Global limits are established to limit maximum exposure for high risk and some high spend charge cardmembers. Accounts of high risk, out-of-pattern charge cardmembers can be monitored even if they are current.
Cardmember receivable balances are presented on the Consolidated Balance Sheets net of reserves for losses (refer to Note 5), and include principal and any related accrued fees.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounts receivable as of December 31, 2010 and 2009 were as follows:

(Millions)	2010	2009

U.S. Card Services(a)	$19,155	$17,750
International Card Services	6,673	5,944
Global Commercial Services(b)	11,259	9,844
Global Network & Merchant Services(c)	179	205

Cardmember receivables, gross(d)	37,266	33,743
Less: Cardmember reserve for losses	386	546

Cardmember receivables, net	$36,880	$33,197

Other receivables, net(e)	$3,554	$5,007

(a)	Includes $7.7 billion and $7.8 billion of gross cardmember receivables available to settle obligations of a consolidated VIE as of December 31, 2010 and 2009, respectively.
(b)	Includes $0.5 billion of gross cardmember receivables available to settle obligations of a consolidated VIE as of December 31, 2010 and 2009.
(c)	Includes receivables primarily related to the Company’s International Currency Card portfolios.
(d)	Includes approximately $11.7 billion and $10.4 billion of cardmember receivables outside the United States as of December 31, 2010 and 2009, respectively.
(e)	Other receivables primarily represent amounts for tax-related receivables, amounts due from the Company’s travel customers and suppliers, purchased joint venture receivables, third-party issuing partners, amounts due from certain merchants for billed discount revenue, accrued interest on investments and other receivables due to the Company in the ordinary course of business. As of December 31, 2009, these amounts also include $1.9 billion of cash held in an unconsolidated VIE required for daily settlement requirements. Beginning January 1, 2010, this VIE is consolidated by the Company and cash held by this consolidated VIE is considered restricted cash included in other assets on the Company’s Consolidated Balance Sheets. Refer to Note 7 for additional details.

CARDMEMBER AND OTHER LOANS
Cardmember loans, representing amounts due from lending payment product customers, are recorded at the time a cardmember enters into a point-of-sale transaction with a merchant or when a charge card customer enters into an extended payment arrangement. The Company’s lending portfolios primarily include revolving loans to cardmembers obtained through either their credit card accounts or the lending on charge feature of their charge card accounts. These loans have a range of terms such as credit limits, interest rates, fees and payment structures, which can be adjusted over time based on new information about cardmembers and in accordance with applicable regulations and the respective product’s terms and conditions. Cardmembers holding revolving loans are typically required to make monthly payments greater than or equal to certain pre-established amounts. The amounts that cardmembers choose to revolve are subject to finance charges. When cardmembers fall behind their required payments, their accounts will be monitored.
Cardmember loans are presented on the Consolidated Balance Sheets net of reserves for losses and unamortized net card fees and include accrued interest receivable and fees. The Company’s policy generally is to cease accruing for interest receivable on a cardmember loan at the time the account is written off. The Company establishes reserves for interest that the Company believes will not be collected.

Loans as of December 31, 2010 and 2009 consisted of:

(Millions)	2010	2009

U.S. Card Services(a)	$51,565	$23,507
International Card Services	9,255	9,241
Global Commercial Services	30	24

Cardmember loans, gross(b)	60,850	32,772
Less: Cardmember loans reserve for losses	3,646	3,268

Cardmember loans, net	$57,204	$29,504

Other loans, net(c)	$412	$506

(a)	As of December 31, 2010, includes approximately $34.7 billion of gross cardmember loans available to settle obligations of a consolidated VIE. As of December 31, 2009, includes approximately $8.0 billion for an undivided, pro-rata interest in an unconsolidated VIE (historically referred to as “seller’s interest”). Refer to Note 7 for additional details.
(b)	Cardmember loan balance is net of unamortized net card fees of $134 million and $114 million as of December 31, 2010 and 2009, respectively.
(c)	Other loans primarily represent small business installment loans, a store card portfolio whose billed business is not processed on the Company’s network and small business loans associated with the acquisition of CPS.

CARDMEMBER LOANS AND CARDMEMBER RECEIVABLES AGING
Generally a cardmember account is considered past due if payment is not received within 30 days after the billing statement date. The following table represents the aging of cardmember loans and receivables as of December 31, 2010:

			30-59		60-89		90+
			Days		Days		Days
			Past		Past		Past
(Millions)	Current		Due		Due		Due	Total

Cardmember Loans:
U.S. Card Services	$50,508		$282		$226		$549	$51,565
International Card Services	9,044		66		48		97	9,255
Cardmember Receivables:
U.S. Card Services	$18,864		$104		$55		$132	$19,155
International Card Services(a)	(b	)	(b	)	(b	)	64	6,673
Global Commercial Services(a)	(b	)	(b	)	(b	)	96	11,259

(a)	For cardmember receivables in International Card Services and Global Commercial Services, delinquency data is tracked based on days past billing status rather than days past due. A cardmember account is considered 90 days past billing if payment has not been received within 90 days of the cardmember’s billing statement date. In addition, if the Company initiates collection procedures on an account prior to the account becoming 90 days past billing the associated cardmember receivable balance is considered as 90 days past billing. These amounts are shown above as 90+ Days Past Due for presentation purposes.
(b)	Historically, data for periods prior to 90 days past billing are not available due to system constraints. Therefore, it has not been utilized for risk management purposes. The balances that are current — 89 days past due can be derived as the difference between the Total and the 90+ Days Past Due balances.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CREDIT QUALITY INDICATORS FOR LOANS AND RECEIVABLES
The following table presents the key credit quality indicators for the years ended December 31:

	2010		2009
		30 Days		30 Days
	Net	Past Due	Net	Past Due
	Write-Off	as a % of	Write-Off	as a % of
(Millions, except percentages)	Rate	Total	Rate	Total

U.S. Card Services Cardmember Loans	5.8%	2.1%	9.1%	3.7%
U.S. Card Services Cardmember Receivables	1.6%	1.5%	3.8%	1.8%
International Card Services Cardmember Loans	4.6%	2.3%	6.8%	3.3%

	2010		2009
	Net Loss		Net Loss
	Ratio as	90 Days	Ratio as	90 Days
	a % of	Past Billing	a % of	Past Billing
	Charge	as a % of	Charge	as a % of
(Millions, except percentages)	Volume(a)(b)	Receivables(a)	Volume	Receivables

International Card Services Cardmember Receivables	0.24%	1.0%	0.36%	2.1%
Global Commercial Services Cardmember Receivables	0.11%	0.8%	0.19%	1.4%

(a)	Effective January 1, 2010, the Company revised the time period in which past due cardmember receivables in International Card Services and Global Commercial Services are written off to when they are 180 days past due or earlier, consistent with applicable bank regulatory guidance and the write-off methodology adopted for U.S. Card Services in the fourth quarter of 2008. Previously, receivables were written off when they were 360 days past billing or earlier. The net write-offs for the first quarter of 2010 include net write-offs of approximately $60 million for International Card Services and $48 million for Global Commercial Services resulting from this write-off methodology change.
(b)	Beginning with the first quarter of 2010, the Company has revised the net loss ratio to exclude net write-offs related to unauthorized transactions, consistent with the methodology for calculation of the net write-off rate for U.S. Card Services. The metrics for prior periods have not been revised for this change as it was deemed immaterial.

Refer to Note 5 for other factors, including external environmental factors, that management considers as part of its evaluation process for reserves for losses.

PLEDGED LOANS AND RECEIVABLES
Certain cardmember loans and receivables totaling approximately $42.9 billion as of December 31, 2010 are pledged by the Company to its Lending and Charge Trusts (including certain loans sold to the Trusts by the Company’s bank subsidiaries; refer to Note 7).

IMPAIRED LOANS AND RECEIVABLES
Impaired loans and receivables are defined by GAAP as individual larger balance or homogeneous pools of smaller balance restructured loans and receivables for which it is probable that the lender will be unable to collect all amounts due according to the original contractual terms of the loan and receivable agreement. The Company considers impaired loans and receivables to include: (i) loans over 90 days past due still accruing interest, (ii) non-accrual loans, and (iii) loans and receivables modified in a troubled debt restructuring (TDR).
The Company may modify cardmember loans and receivables to minimize losses to the Company while providing cardmembers with temporary or permanent financial relief. Such modifications may include reducing the interest rate or delinquency fees on the loans and receivables and/or placing the cardmember on a fixed payment plan not exceeding 60 months. If the cardmember does not comply with the modified terms, then the loan or receivable agreement generally reverts back to its original terms. Modification programs can be long-term (more than 12 months) or short term (12 months or less). The Company has classified such cardmember loans and receivables in these modification programs as TDRs.
The performance of a TDR is closely monitored to understand its impact on the Company’s reserve for losses. Though the ultimate success of these modification programs remains uncertain, the Company believes they improve the cumulative loss performance of such loans and receivables.
Reserves for a TDR are determined by the difference between cash flows expected to be received from the cardmember discounted at the original effective interest rates and the carrying value of the cardmember loan or receivable balance.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables provide additional information with respect to the Company’s impaired cardmember loans and receivables as of December 31:

	Loans over
	90 Days		Loans &
	Past Due		Receivables	Total	Unpaid				Related
(Millions)	& Accruing	Non-Accrual	Modified	Impaired	Principal		Average		Allowance
As of December 31, 2010	Interest(a)	Loans(b)	as a TDR(c)	Loans	Balance(d)		Balance		for TDRs(e)

U.S. Card Services — Cardmember Loans	$90	$628	$1,076	$1,794	$1,704		$2,255		$274
International Card Services — Cardmember Loans	95	8	11	114	112		142		5
U.S. Card Services — Cardmember Receivables	—	—	114	114	109		110		63

Total(g)(h)	$185	$636	$1,201	$2,022	$1,925		$2,507		$342

As of December 31, 2009 (Owned)

U.S. Card Services — Cardmember Loans	$102	$480	$706	$1,288	(f	)	(f	)	$180
International Card Services — Cardmember Loans	147	9	15	171	(f	)	(f	)	7
U.S. Card Services — Cardmember Receivables	—	—	94	94	(f	)	(f	)	64

Total(g)(h)	$249	$489	$815	$1,553					$251

(a)	The Company’s policy is generally to accrue interest through the date of charge-off (at 180 days past due). The Company establishes reserves for interest that the Company believes will not be collected.
(b)	Non-accrual loans not in modification programs include certain cardmember loans placed with outside collection agencies for which the Company has ceased accruing interest.
(c)	The total loans and receivables modified as a TDR include $655 million and $586 million that are non-accrual and $7 million and $1 million that are past due 90 days and still accruing interest as of December 31, 2010 and 2009, respectively. These amounts are excluded from the previous two columns.
(d)	Unpaid principal balance consists of cardmember charges billed and excludes other amounts charged directly by the Company such as interest and fees.
(e)	Reserves for losses for loans and receivables modified in a TDR are determined by the difference between cash flows expected to be received from the cardmember discounted at the original effective interest rate and the carrying value of the cardmember balance.
(f)	Detailed data for these portfolios were not required prior to December 31, 2010. This information is not available for 2009.
(g)	The increase in impaired loans was due to the adoption of new GAAP effective January 1, 2010, which resulted in the consolidation of the Lending Trust as discussed further in Note 1. As a result of these changes, amounts as of December 31, 2010 include impaired loans and receivables for both the Charge Trust and Lending Trust; correspondingly, amounts as of December 31, 2009 only include impaired loans and receivables for the Charge Trust and the seller’s interest portion of the Lending Trust. Amounts as of both balance sheet dates also include impaired loans and receivables associated with other non-securitized portfolios.
(h)	These disclosures either do not apply or are not significant for cardmember receivables in International Card Services and Global Commercial Services.

NOTE 5
RESERVES FOR LOSSES

RESERVES FOR LOSSES — CARDMEMBER RECEIVABLES AND LOANS
Reserves for losses relating to cardmember loans and receivables represent management’s best estimate of the losses inherent in the Company’s outstanding portfolio of loans and receivables. Management’s evaluation process requires certain estimates and judgments.
Reserves for these losses are primarily based upon models that analyze portfolio performance and reflect management’s judgment regarding overall reserve adequacy. The analytic models take into account several factors, including average losses and recoveries over an appropriate historical period. Management considers whether to adjust the analytic models for specific factors such as increased risk in certain portfolios, impact of risk management initiatives on portfolio performance and concentration of credit risk based on factors such as tenure, industry or geographic regions. In addition, management adjusts the reserves for losses on cardmember loans for other external environmental factors including leading economic and market indicators such as the unemployment rate, Gross Domestic Product (GDP), home price indices, non-farm payrolls, personal consumption expenditures index, consumer confidence index, purchasing managers index, bankruptcy filings and the legal and regulatory environment. Generally, due to the short-term nature of cardmember receivables, the impact of additional external factors on the inherent losses within the cardmember receivable portfolio is not significant. As part of this evaluation process, management also considers various reserve coverage metrics, such as reserves as a percentage of past due amounts, reserves as a percentage of cardmember receivables or loans and net write-off coverage.
Cardmember receivables balances are written off when management deems amounts to be uncollectible and is generally determined by the number of days past due, which is generally no later than 180 days past due. Receivables in bankruptcy or owed by deceased individuals are written off upon notification. Recoveries are recognized on a cash basis.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in Cardmember Receivables Reserve for Losses
The following table presents changes in the cardmember receivables reserve for losses for the years ended December 31:

(Millions)	2010	2009	2008

Balance, January 1	$546	$810	$1,149
Additions:
Cardmember receivables provisions(a)	439	773	1,186
Cardmember receivables provisions — other(b)	156	84	177

Total provision	595	857	1,363

Deductions:
Cardmember receivables net write-offs(c)(d)(e)	(598)	(1,131)	(1,552)
Cardmember receivables — other(f)	(157)	10	(150)

Balance, December 31	$386	$546	$810

(Millions)	2010	2009	2008

Cardmember receivables evaluated separately for impairment(g)	$114	$94	$141
Reserves on cardmember receivables
evaluated separately for impairment(g)	$63	$64	(h)

Cardmember receivables evaluated collectively for impairment	$37,152	$33,649	$32,847
Reserves on cardmember receivables evaluated collectively for impairment	$323	$482	(h)

(a)	Represents loss provisions for cardmember receivables consisting of principal (resulting from authorized transactions) and fee reserve components.
(b)	Primarily represents loss provisions for cardmember receivables resulting from unauthorized transactions.
(c)	Represents write-offs consisting of principal (resulting from authorized transactions) and fee components, less recoveries of $357 million, $349 million and $187 million for 2010, 2009 and 2008, respectively. For the years ended December 31, 2010 and 2009, these amounts also include net write-offs for cardmember receivables resulting from unauthorized transactions.
(d)	Through December 31, 2009, cardmember receivables in the International Card Services (ICS) and Global Commercial Services (GCS) segments were written off when 360 days past billing or earlier. During the first quarter of 2010, consistent with applicable bank regulatory guidance, the Company modified its methodology to write off cardmember receivables in the ICS and GCS segments when 180 days past due or earlier. Therefore, net write-offs for cardmember receivables for the first quarter of 2010 included approximately $108 million resulting from this change in write-off methodology. The impact of this change to the provision for charge card losses was not material.
(e)	In the fourth quarter of 2008, the Company revised the time period in which past due cardmember receivables in U.S. Card Services are written off to when 180 days past due, consistent with applicable regulatory guidance. Previously, receivables were written off when 360 days past due. The net write-offs for 2008 include approximately $341 million resulting from this write-off methodology change.
(f)	For the year ended December 31, 2010, these amounts include net write-offs of cardmember receivables resulting from unauthorized transactions. For all periods these amounts include foreign currency translation adjustments.
(g)	Represents receivables modified in a TDR and related reserves. Refer to the Impaired Loans and Receivables discussion in Note 4 for further information.
(h)	Amounts were not available for disclosure.

Changes in Cardmember Loans Reserve for Losses
The following table presents changes in the cardmember loans reserve for losses for the years ended December 31:

(Millions)	2010	2009	2008

Balance, January 1	$3,268	$2,570	$1,831
Reserves established for consolidation of a variable interest entity	2,531	—	—

Total adjusted balance, January 1	5,799	2,570	1,831

Additions:
Cardmember loans provisions(a)	1,445	4,209	4,106
Cardmember loans — other(b)	82	57	125

Total provision	1,527	4,266	4,231

Deductions:
Cardmember loans net write-offs — principal(c)	(3,260)	(2,949)	(2,643)
Cardmember loans net write-offs — interest and fees(c)	(359)	(448)	(580)
Cardmember loans — other(d)	(61)	(171)	(269)

Balance, December 31	$3,646	$3,268	$2,570

(Millions)	2010	2009	2008

Cardmember loans evaluated separately for impairment(e)	$1,087	$721	$427
Reserves on cardmember loans evaluated separately for impairment(e)	$279	$187	(f)

Cardmember loans evaluated collectively for impairment	$59,763	$32,051	$41,784
Reserves on cardmember loans evaluated collectively for impairment	$3,367	$3,081	(f)

(a)	Represents loss provisions for cardmember loans consisting of principal (resulting from authorized transactions), interest and fee reserves components.
(b)	Primarily represents loss provisions for cardmember loans resulting from unauthorized transactions.
(c)	Cardmember loans net write-offs — principal for 2010, 2009 and 2008 include recoveries of $568 million, $327 million and $301 million, respectively. Recoveries of interest and fees were de minimis.
(d)	These amounts include net write-offs related to unauthorized transactions and foreign currency translation adjustments.
(e)	Represents loans modified in a TDR and related reserves. Refer to the Impaired Loans and Receivables discussion in Note 4 for further information.
(f)	Amounts were not available for disclosure.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6
INVESTMENT SECURITIES
Investment securities include debt and equity securities and are classified as available for sale. The Company’s investment securities, principally debt securities, are carried at fair value on the Consolidated Balance Sheets with unrealized gains (losses) recorded in AOCI, net of income tax provisions (benefits). Realized gains and losses are recognized in results of operations upon disposition of the securities using the specific identification method on a trade date basis. Refer to Note 3 for a description of the Company’s methodology for determining the fair value of its investment securities.

The following is a summary of investment securities as of December 31:

	2010				2009
		Gross	Gross	Estimated		Gross	Gross	Estimated
		Unrealized	Unrealized	Fair		Unrealized	Unrealized	Fair
(Millions)	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value

State and municipal obligations	$6,140	$24	$(367)	$5,797	$6,457	$51	$(258)	$6,250
U.S. Government agency obligations	3,402	12	(1)	3,413	6,699	47	(1)	6,745
U.S. Government treasury obligations	2,450	6	—	2,456	5,556	10	—	5,566
Corporate debt securities(a)	1,431	15	(1)	1,445	1,333	14	(12)	1,335
Retained subordinated securities(b)	—	—	—	—	3,088	512	(1)	3,599
Mortgage-backed securities(c)	272	6	(2)	276	179	3	(2)	180
Equity securities(d)	98	377	—	475	100	430	—	530
Foreign government bonds and obligations	95	4	—	99	90	2	—	92
Other(e)	49	—	—	49	40	—	—	40

Total	$13,937	$444	$(371)	$14,010	$23,542	$1,069	$(274)	$24,337

(a)	The December 31, 2010 and 2009 balances include, on a cost basis, $1.3 billion and $1.1 billion, respectively, of corporate debt obligations issued under the Temporary Liquidity Guarantee Program (TLGP) that are guaranteed by the Federal Deposit Insurance Corporation (FDIC).
(b)	As a result of the adoption of new GAAP effective January 1, 2010, the Company no longer presents the retained subordinated securities within its Consolidated Financial Statements in periods subsequent to December 31, 2009. The December 31, 2009, balance consists of investments in retained subordinated securities issued by unconsolidated VIEs related to the Company’s cardmember loan securitization programs. Refer to Note 7 for further details.
(c)	Represents mortgage-backed securities guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae.
(d)	Represents the Company’s investment in Industrial and Commercial Bank of China (ICBC).
(e)	Other is comprised of investments in various mutual funds.

OTHER-THAN-TEMPORARY IMPAIRMENT
Realized losses are recognized upon management’s determination that a decline in fair value is other than temporary. The determination of other-than-temporary impairment is a subjective process, requiring the use of judgments and assumptions regarding the amount and timing of recovery. The Company reviews and evaluates its investments at least quarterly and more often, as market conditions may require, to identify investments that have indications of other-than-temporary impairments. It is reasonably possible that a change in estimate could occur in the near term relating to other-than-temporary impairment. Accordingly, the Company considers several factors when evaluating debt securities for other-than-temporary impairment including the determination of the extent to which the decline in fair value of the security is due to increased default risk for the specific issuer or market interest rate risk. With respect to increased default risk, the Company assesses the collectibility of principal and interest payments by monitoring issuers’ credit ratings, related changes to those ratings, specific credit events associated with the individual issuers as well as the credit ratings of a financial guarantor, where applicable, and the extent to which amortized cost exceeds fair value and the duration and size of that difference. With respect to market interest rate risk, including benchmark interest rates and credit spreads, the Company assesses whether it has the intent to sell the securities and whether it is more likely than not that the Company will not be required to sell the securities before recovery of any unrealized losses.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides information about the Company’s investment securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31:

	2010				2009
(Millions)	Less than 12 months		12 months or more		Less than 12 months		12 months or more
		Gross		Gross		Gross		Gross
	Estimated	Unrealized	Estimated	Unrealized	Estimated	Unrealized	Estimated	Unrealized
Description of Securities	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

State and municipal obligations	$2,535	$(156)	$1,076	$(211)	$837	$(25)	$2,074	$(233)
U.S. Government agency obligations	299	(1)	—	—	249	(1)	—	—
Corporate debt securities	—	—	3	(1)	102	(1)	38	(11)
Retained subordinated securities	—	—	—	—	—	—	75	(1)
Mortgage-backed securities	71	(2)	—	—	120	(2)	—	—

Total	$2,905	$(159)	$1,079	$(212)	$1,308	$(29)	$2,187	$(245)

The following table summarizes the gross unrealized losses due to temporary impairments by ratio of fair value to amortized cost as of December 31:

(Millions)	Less than 12 months			12 months or more			Total
			Gross			Gross			Gross
	Number of	Estimated	Unrealized	Number of	Estimated	Unrealized	Number of	Estimated	Unrealized
Ratio of Fair Value to Amortized Cost	Securities	Fair Value	Losses	Securities	Fair Value	Losses	Securities	Fair Value	Losses

2010:
90%—100%	457	$2,554	$(113)	31	$79	$(7)	488	$2,633	$(120)
Less than 90%	48	351	(46)	115	1,000	(205)	163	1,351	(251)

Total as of December 31, 2010	505	$2,905	$(159)	146	$1,079	$(212)	651	$3,984	$(371)

2009:
90%—100%	155	$1,289	$(25)	225	$1,411	$(87)	380	$2,700	$(112)
Less than 90%	2	19	(4)	78	776	(158)	80	795	(162)

Total as of December 31, 2009	157	$1,308	$(29)	303	$2,187	$(245)	460	$3,495	$(274)

The gross unrealized losses on state and municipal securities and all other debt securities can be attributed to higher credit spreads generally for state and municipal securities, higher credit spreads for specific issuers, changes in market benchmark interest rates, or a combination thereof, all as compared to those prevailing when the investment securities were acquired.
In assessing default risk on these investment securities, excluding the Company’s retained subordinated securities, the Company has qualitatively considered the key factors identified above and determined that it expects to collect all of the contractual cash flows due on the investment securities. In assessing default risk on the retained subordinated securities in 2009, the Company analyzed the projected cash flows of the Lending Trust and determined that it expected to collect all of the contractual cash flows due on the investment securities.
Overall, for the investment securities in gross unrealized loss positions identified above, (a) the Company does not intend to sell the investment securities, (b) it is more likely than not that the Company will not be required to sell the investment securities before recovery of the unrealized losses, and (c) the Company expects that the contractual principal and interest will be received on the investment securities. As a result, the Company recognized no other-than-temporary impairments during the periods presented.

SUPPLEMENTAL INFORMATION
Gross realized gains and losses on the sales of investment securities, included in other non-interest revenues, were as follows:

(Millions)	2010	2009	2008

Gains(a)	$1	$226	$20
Losses	(6)	(1)	(8)

Total	$(5)	$225	$12

(a)	The 2009 gains primarily represent the gain from the sale of 50 percent of the Company’s investment in ICBC.

Contractual maturities of investment securities, excluding equity securities and other securities, as of December 31, 2010, were as follows:

		Estimated
(Millions)	Cost	Fair Value

Due within 1 year	$6,246	$6,253
Due after 1 year but within 5 years	1,110	1,134
Due after 5 years but within 10 years	299	307
Due after 10 years	6,135	5,792

Total	$13,790	$13,486

The expected payments on state and municipal obligations and mortgage-backed securities may not coincide with their

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

contractual maturities because the issuers have the right to call or prepay certain obligations.
NOTE 7
ASSET SECURITIZATIONS

CHARGE TRUST AND LENDING TRUST
The Company periodically securitizes cardmember receivables and loans arising from its card business through the transfer of those assets to securitization trusts. The trusts then issue securities to third-party investors, collateralized by the transferred assets.
Cardmember receivables are transferred to the Charge Trust and cardmember loans are transferred to the Lending Trust. As of December 31, 2009 and for all prior periods, cardmember receivables transferred to the Charge Trust did not qualify as accounting sales and accordingly, the Charge Trust was consolidated by the Company. As a result, securitized cardmember receivables and the related debt securities issued to third parties by the Charge Trust were included on the Company’s Consolidated Balance Sheets. The Lending Trust met the criteria of a QSPE for GAAP in effect through December 31, 2009 and, accordingly, cardmember loans transferred to the Lending Trust qualified as accounting sales. As a result, when cardmember loans were sold through securitizations, the Company removed the loans from its Consolidated Balance Sheets and recognized a gain or loss on sale, recorded certain retained interests in the securitization (i.e., retained subordinated securities and an interest-only strip asset) and received an undivided pro-rata interest in the excess loans held in the Lending Trust (historically referred to as “seller’s interest”).
Upon adoption of new GAAP effective January 1, 2010, the Company continues to consolidate the Charge Trust. In addition, the Company was required to change its accounting for the Lending Trust, which is now consolidated. As a result, beginning January 1, 2010, the securitized cardmember loans and the related debt securities issued to third parties by the Lending Trust are included on the Company’s Consolidated Balance Sheets. Prior period Consolidated Financial Statements have not been revised for this accounting change.
The Charge Trust and the Lending Trust are consolidated by American Express Travel Related Services Company, Inc. (TRS), which is a consolidated subsidiary of the Company. The trusts are considered VIEs as they have insufficient equity at risk to finance their activities, which are to issue securities that are collateralized by the underlying cardmember receivables and loans.
TRS, in its role as servicer of the Charge Trust and the Lending Trust, has the power to direct the most significant activity of the trusts, which is the collection of the underlying cardmember receivables and loans in the trusts. In addition, TRS owns approximately $1.4 billion of subordinated securities issued by the Lending Trust as of December 31, 2010. These subordinated securities have the obligation to absorb losses of the Lending Trust and provide the right to receive benefits from the Lending Trust, both of which are significant to the VIE. TRS’ role as servicer for the Charge Trust does not provide it with a significant obligation to absorb losses or a significant right to receive benefits. However, TRS’ position as the parent company of the entities that transferred the receivables to the Charge Trust makes it the party most closely related to the Charge Trust. Based on these considerations, TRS was determined to be the primary beneficiary of both the Charge Trust and the Lending Trust.
The debt securities issued by the Charge Trust and the Lending Trust are non-recourse to the Company. Securitized cardmember receivables and loans held by the Charge Trust and the Lending Trust are available only for payment of the debt securities or other obligations issued or arising in the securitization transactions. The long-term debt of each trust is payable only out of collections on their respective underlying securitized assets.
There was approximately $9.0 million and $1.8 billion of restricted cash held by the Charge Trust as of December 31, 2010 and 2009, respectively, and approximately $3.7 billion of restricted cash held by the Lending Trust as of December 31, 2010 included in other assets on the Company’s Consolidated Balance Sheets. Also, as of December 31, 2009, other receivables on the Company’s Consolidated Balance Sheet included $1.9 billion of restricted cash held in the Lending Trust. These amounts relate to collections of cardmember receivables and loans to be used by the trusts to fund future expenses, and obligations, including interest paid on investor certificates, credit losses and upcoming debt maturities.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LENDING TRUST — IMPACT ON THE CONSOLIDATED BALANCE SHEET
The following table summarizes the major balance sheet impacts, including adjustments associated with the adoption of new GAAP effective January 1, 2010, for the consolidation of the Lending Trust:

	Balance		Adjusted Balance
(Billions)	December 31, 2009	Adjustments	January 1, 2010

Cardmember loans	$32.8	$29.0	$61.8
Loss reserves (cardmember loans)	(3.3)	(2.5)	(5.8)
Investment securities	24.3	(3.6)	20.7
Other receivables	5.1	(1.9)	3.2
Other assets	13.2	2.2	15.4
Long-term debt	52.3	25.0	77.3
Shareholders’ equity	14.4	(1.8)	12.6

The primary changes to the Company’s Consolidated Balance Sheets were:

•	An increase to cardmember loans (including impaired loans and pledged loans) for the cardmember loans held by the Lending Trust;

•	An increase to cardmember loans for the subordinated accrued interest receivable for cardmember loans held by the Lending Trust, with a corresponding decrease in other assets;

•	Establishment of a cardmember reserve for losses for the additional cardmember loans;

•	The elimination in consolidation of the Company’s retained subordinated securities against the debt securities issued by the Lending Trust;

•	The elimination of the interest-only strip;

•	An increase to long-term debt for the debt securities issued by the Lending Trust;

•	A reduction to shareholders’ equity, primarily for the after-tax effect of establishing the additional reserve for losses on cardmember loans, and for reversing the unrealized gains of the retained subordinated securities.

CHARGE TRUST AND LENDING TRUST TRIGGERING EVENTS
Under the respective terms of the Charge Trust and the Lending Trust agreements, the occurrence of certain events could result in establishment of reserve funds, or in a worst-case scenario, early amortization of investor certificates. As of December 31, 2010, no triggering events have occurred resulting in funding of reserve accounts or early amortization.
The Company announced in the second quarter of 2009 that certain actions affecting outstanding series of securities issued by the Lending Trust were completed in order to adjust the credit enhancement structure of substantially all of the outstanding series of securities previously issued by the Lending Trust. One of these enhancements was the designation of a percentage of new principal receivables arising from accounts in the Lending Trust as “Discount Option Receivables” (as defined in the Lending Trust documentation). The designated percentage was reduced to zero percent in the third quarter of 2010 given that the trust excess spread had exceeded pre-determined targets.

SECURITIZATION INCOME, NET
As a result of the adoption of new GAAP effective January 1, 2010, the Company no longer recognizes securitization income, net. The components of securitization income, net for the cardmember loans and long-term debt, are now recorded in other commissions and fees, interest income and interest expense.

The following table summarizes the activity related to securitized loans reported in securitization income, net, prior to adoption of the new accounting standards:

(Millions)	2009	2008

Excess spread, net(a)	$(155)	$544
Servicing fees	562	543
Losses on securitizations(b)	(7)	(17)

Securitization income, net	$400	$1,070

(a)	Excess spread, net was the net cash flow from interest and fee collections allocated to the investors’ interests after deducting the interest paid on investor certificates, credit losses, contractual servicing fees, other expenses, and the changes in the fair value of the interest-only strip. This amount excludes issuer rate fees on the securitized accounts, which were recorded in discount revenue in the Company’s Consolidated Statements of Income.
(b)	Excludes $201 million and $(393) million of impact from cardmember loan sales and maturities for 2009, reflected in the provisions for losses for the period. Excludes $446 million and $(177) million of impact from cardmember loan sales and maturities for 2008, reflected in the provisions for losses for the period.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RETAINED INTERESTS IN SECURITIZED ASSETS
As of December 31, 2009, the Company retained subordinated interests in the securitized cardmember loans. These interests included one or more A-rated, BBB-rated and unrated investments in tranches of the securitization (subordinated securities) of $3.6 billion and an interest-only strip of $20 million. The subordinated securities were accounted for at fair value as available-for-sale investment securities and were reported in investments on the Company’s Consolidated Balance Sheets with unrealized gains (losses) recorded in AOCI. The interest-only strip was accounted for at fair value and was reported in other assets on the Company’s Consolidated Balance Sheets with changes in fair value recorded in securitization income, net in the Company’s Consolidated Statements of Income.

NOTE 8
OTHER ASSETS
The following is a summary of other assets as of December 31:

(Millions)	2010	2009

Restricted cash(a)	$4,172	$2,192
Deferred tax assets, net(b)	3,397	2,979
Goodwill	2,639	2,328
Prepaid expenses(c)	1,802	2,114
Derivative assets(b)	1,071	800
Other intangible assets, at amortized cost	972	717
Subordinated accrued interest receivable(d)	—	719
Other	1,315	1,364

Total	$15,368	$13,213

(a)	Includes restricted cash of $3.7 billion and $1.8 billion, respectively, as of December 31, 2010 and 2009, which is primarily held for certain asset-backed securitization maturities.
(b)	Refer to Notes 17 and 12 for a discussion of deferred tax assets, net, and derivative assets, respectively, as of December 31, 2010 and 2009. Derivative assets reflect the effect of master netting agreements.
(c)	Includes prepaid miles and reward points acquired from airline and other partners of approximately $1.2 billion and $1.3 billion, respectively, as of December 31, 2010 and 2009.
(d)	Upon the adoption of new GAAP on January 1, 2010, subordinated accrued interest receivable is no longer recorded in other assets and is now recorded in cardmember loans on the Consolidated Balance Sheets.

GOODWILL
Goodwill represents the excess of acquisition cost of an acquired company over the fair value of assets acquired and liabilities assumed. The Company assigns goodwill to its reporting units for the purpose of impairment testing. A reporting unit is defined as an operating segment, or a business one level below an operating segment for which complete, discrete financial information is available that management regularly reviews. The Company evaluates goodwill for impairment annually as of June 30 and between annual tests if events occur or circumstances change that more likely than not reduce the fair value of reporting units below their carrying amounts. The goodwill impairment test utilizes a two-step approach. The first step identifies whether there is potential impairment by comparing the fair value of a reporting unit to the carrying amount, including goodwill. If the fair value of a reporting unit is less than its carrying amount, the second step of the impairment test is required to measure the amount of any impairment loss. As of December 31, 2010 and 2009, goodwill was not impaired and there were no accumulated impairment losses.
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
When preparing discounted cash flow models under the income approach, the Company uses internal forecasts to estimate future cash flows expected to be generated by the reporting units. Actual results may differ from forecasted results. The Company uses the expected cost of equity financing, estimated using a capital asset pricing model, to discount future cash flows for each reporting unit. The Company believes the discount rates used appropriately reflect the risks and uncertainties in the financial markets generally and specifically in the Company’s internally developed forecasts. Further, to assess the reasonableness of the valuations derived from the discounted cash flow models, the Company also analyzes market-based multiples for similar industries of the reporting unit, where available.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The changes in the carrying amount of goodwill reported in the Company’s reportable operating segments and Corporate & Other were as follows:

					Corporate &
(Millions)	USCS	ICS	GCS	GNMS	Other	Total

Balance as of January 1, 2009	$175	$509	$1,573	$28	$16	$2,301
Other, including foreign currency translation	—	3	24	—	—	27

Balance as of December 31, 2009	$175	$512	$1,597	$28	$16	$2,328
Acquisitions(a)	—	—	—	131	184	315
Dispositions	—	—	(2)	—	—	(2)
Other, including foreign currency translation	—	(1)	(1)	—	—	(2)

Balance as of December 31, 2010	$175	$511	$1,594	$159	$200	$2,639

(a)	Comprised of $131 million and $184 million for the acquisition of Accertify Inc. and Revolution Money Inc., respectively. Refer to Note 2 for further discussion.

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

The components of other intangible assets were as follows:

	2010			2009
	Gross Carrying	Accumulated	Net Carrying	Gross Carrying	Accumulated	Net Carrying
(Millions)	Amount	Amortization	Amount	Amount	Amortization	Amount

Customer relationships	$1,125	$(332)	$793	$873	$(240)	$633
Other	262	(83)	179	145	(61)	84

Total	$1,387	$(415)	$972	$1,018	$(301)	$717

Amortization expense for the years ended December 31, 2010, 2009 and 2008 was $176 million, $140 million and $83 million, respectively. Intangible assets acquired in 2010 and 2009 are being amortized, on average, over 8 years and 5 years, respectively.

Estimated amortization expense for other intangible assets over the next five years is as follows:

(Millions)	2011	2012	2013	2014	2015

Estimated amortization expense	$178	$168	$156	$131	$117

OTHER
The Company has $197 million and $168 million in affordable housing partnership interests as of December 31, 2010 and 2009, respectively, included in other assets in the table above. The Company is a limited partner and typically has a less than 50 percent interest in the affordable housing partnerships.

These partnership interests are accounted for in accordance with GAAP governing equity method investments and joint ventures.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9
CUSTOMER DEPOSITS
As of December 31, customer deposits were categorized as interest-bearing or non-interest-bearing deposits as follows:

(Millions)	2010	2009

U.S.:
Interest-bearing	$29,053	$25,579
Non-interest-bearing	17	13
Non-U.S.:
Interest-bearing	640	680
Non-interest-bearing	17	17

Total customer deposits	$29,727	$26,289

The customer deposits were aggregated by deposit type offered by the Company as of December 31 as follows:

(Millions)	2010	2009

U.S. retail deposits:
Savings accounts — Direct	$7,725	$1,950
Certificates of deposit
Direct	1,052	265
Third party	11,411	14,816
Sweep accounts — Third party	8,865	8,548
Other deposits	674	710

Total customer deposits	$29,727	$26,289

The scheduled maturities of all certificates of deposit as of December 31, 2010 were as follows:

(Millions)	U.S.	Non-U.S.	Total

2011	$5,696	$371	$6,067
2012	2,901	—	2,901
2013	2,293	—	2,293
2014	1,020	—	1,020
2015	121	—	121
After 5 years	432	—	432

Total	$12,463	$371	$12,834

As of December 31, certificates of deposit in denominations of $100,000 or more were as follows:

(Millions)	2010	2009

U.S.	$689	$196
Non-U.S.	291	293

Total	$980	$489

NOTE 10
DEBT

SHORT-TERM BORROWINGS
The Company’s short-term borrowings outstanding, defined as borrowings with original maturities of less than one year, as of December 31 were as follows:

	2010		2009
					Year-End Effective
		Year-End Stated		Year-End Stated	Interest Rate with
(Millions, except percentages)	Outstanding Balance	Rate on Debt(a)	Outstanding Balance	Rate on Debt(a)	Swaps(a)(b)

Commercial paper	$645	0.16%	$975	0.19%	—
Other short-term borrowings(c)	2,769	1.23%	1,369	0.85%	0.85%

Total(d)	$3,414	1.03%	$2,344	0.57%

(a)	For floating-rate debt issuances, the stated and effective interest rates are based on the floating rates in effect as of December 31, 2010 and 2009, respectively. These rates may not be indicative of future interest rates.
(b)	Effective interest rates are only presented if swaps are in place to hedge the underlying debt. There were no swaps in place as of December 31, 2010.
(c)	Includes interest-bearing overdrafts with banks of $966 million and $277 million as of December 31, 2010 and 2009, respectively. In addition, balances include certain book overdrafts (i.e., primarily timing differences arising in the ordinary course of business), short-term borrowings from banks, as well as interest-bearing amounts due to merchants in accordance with merchant service agreements.
(d)	The Company did not have any federal funds purchased as of December 31, 2010 and 2009.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LONG-TERM DEBT
The Company’s long-term debt outstanding, defined as debt with original maturities of one year or greater, as of December 31 was as follows:

	2010				2009
				Year-End			Year-End
			Year-End	Effective			Effective
			Stated	Interest			Interest
	Maturity	Outstanding	Rate on	Rate with	Outstanding	Year-End Stated	Rate with
(Millions, except percentages)	Dates	Balance(a)	Debt(b)	Swaps(b)(c)	Balance(a)	Rate on Debt(b)	Swaps(b)(c)

American Express Company (Parent Company only)
Fixed Rate Senior Notes	2011-2038	$9,604	6.83%	6.02%	$9,499	6.83%	6.01%
Subordinated Debentures(d)	2036	745	6.80%	—	744	6.80%	—
American Express Travel Related Services Company Inc.
Fixed Rate Senior Notes	2011	700	5.25%	—	700	5.25%	—
Floating Rate Senior Notes	2011	500	0.47%	5.63%	500	0.44%	5.63%
American Express Credit Corporation
Fixed Rate Senior Notes	2011-2015	12,406	5.15%	3.07%	11,478	5.58%	3.26%
Floating Rate Senior Notes	2011-2013	2,480	1.51%	—	4,761	1.30%	—
Borrowings under Bank Credit Facilities	2012	4,118	5.33%	5.38%	3,232	4.23%	4.52%
American Express Centurion Bank
Fixed Rate Senior Notes	2012-2017	2,166	5.83%	3.31%	2,726	5.69%	2.86%
Floating Rate Senior Notes	2012	400	0.41%	—	1,975	0.31%	—
American Express Bank, FSB
Fixed Rate Senior Notes	2011-2017	7,168	4.40%	2.72%	7,137	4.40%	2.70%
Floating Rate Senior Notes	2011-2017	2,750	0.92%	—	4,502	0.80%	1.22%
American Express Charge Trust
Fixed Rate Senior Notes	—	—	—	—	1,000	4.02%	—
Floating Rate Senior Notes(e)	2012-2014	3,988	0.51%	—	3,826	0.57%	—
Floating Rate Subordinated Notes	2012	72	0.74%	—	144	0.67%	—
American Express Lending Trust(f)
Fixed Rate Senior Notes	2011	437	5.35%	—
Floating Rate Senior Notes	2011-2018	17,516	0.89%	—
Fixed Rate Subordinated Notes	2011	63	5.61%	—
Floating Rate Subordinated Notes	2011-2015	1,275	0.66%	—
Other
Fixed Rate Instruments(g)	2011-2022	141	5.64%	—	114	4.98%
Unamortized Underwriting Fees		(113)			—

Total Long-Term Debt		$66,416	3.48%		$52,338	4.11%

(a)	The outstanding balances include (i) unamortized discounts (ii) the impact of movements in exchange rates on foreign currency denominated debt ($0.6 billion and $1.2 billion as of December 31, 2010 and 2009, respectively), and (iii) the impact of fair value hedge accounting on certain fixed rate notes that have been swapped to floating rate through the use of interest rate swaps. Under fair value hedge accounting, the outstanding balances on these fixed rate notes are adjusted to reflect the impact of changes in fair value due to changes in interest rates. As of December 31, 2010 and 2009, the impact on long-term debt due to fair value hedge accounting was an increase of $0.8 billion and $0.6 billion, respectively. Refer to Note 12 for more details on the Company’s treatment of fair value hedges.
(b)	For floating rate debt issuances, the stated and effective interest rates are based on the floating rates in effect as of December 31, 2010 and 2009, respectively. These rates may not be indicative of future interest rates.
(c)	Effective interest rates are only presented when swaps are in place to hedge the underlying debt.
(d)	The maturity date will automatically be extended to September 1, 2066, except in the case of either (i) a prior redemption or (ii) a default. See further discussion below.
(e)	The conduit facility expires on December 15, 2013; the Company is required to pay down the balance one month after the expiry of the facility.
(f)	Upon adoption of new GAAP effective January 1, 2010, the Lending Trust was consolidated. The December 31, 2009 non-consolidated outstanding balance was $25.0 billion and the year-end stated rate was 0.87 percent.
(g)	Includes $132 million and $87 million as of December 31, 2010 and 2009, respectively, related to lease transactions.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2010 and 2009, the Parent Company had $750 million principal outstanding of Subordinated Debentures that accrue interest at an annual rate of 6.8 percent until September 1, 2016, and at an annual rate of three-month LIBOR plus 2.23 percent thereafter. At the Company’s option, the Subordinated Debentures are redeemable for cash after September 1, 2016 at 100 percent of the principal amount plus any accrued but unpaid interest. If the Company fails to achieve specified performance measures, it will be required to issue common shares and apply the net proceeds to make interest payments on the Subordinated Debentures. No dividends on the Company’s common or preferred shares could be paid until such interest payments are made. The Company would fail to meet these specific performance measures if (i) the Company’s tangible common equity is less than 4 percent of total adjusted assets for the most recent quarter or (ii) if the trailing two quarters’ consolidated net income is equal to or less than zero and tangible common equity as of the trigger determination date, and as of the end of the quarter end six months prior, has in each case declined by 10 percent or more from tangible common equity as of the end of the quarter 18 months prior to the trigger determination date. The Company met the specified performance measures in 2010.
As of December 31, 2010 and 2009, the Company was not in violation of any of its debt covenants.

Aggregate annual maturities on long-term debt obligations (based on final maturity dates) as of December 31, 2010 were as follows:

(Millions)	2011	2012	2013	2014	2015	Thereafter	Total

American Express Company (Parent Company only)	$400	$—	$998	$1,249	$—	$7,702	$10,349
American Express Travel Related Services Company, Inc.	1,200	—	—	—	—	—	1,200
American Express Credit Corporation	2,150	5,679	5,118	3,573	2,484	—	19,004
American Express Centurion Bank	—	1,207	—	—	5	1,354	2,566
American Express Bank, FSB	5,173	1,607	1,840	—	—	1,298	9,918
American Express Charge Trust	—	1,560	—	2,500	—	—	4,060
American Express Lending Trust	5,330	5,222	2,904	2,685	1,950	1,200	19,291
Other	10	—	—	84	—	47	141

	$14,263	$15,275	$10,860	$10,091	$4,439	$11,601	$66,529

Unamortized Underwriting Fees							$(113)

Total Long-Term Debt							$66,416

As of December 31, 2010 and 2009, the Company maintained total bank lines of credit of $10.6 billion and $12.2 billion, respectively. Of the total credit lines, $6.5 billion and $9.0 billion were unutilized, and for the years ended December 31, 2010 and 2009, respectively, the Company paid $7.7 million and $6.8 million in fees to maintain these lines. Unutilized amounts of $5.7 billion and $8.2 billion supported commercial paper borrowings as of December 31, 2010 and 2009, respectively. In 2011 and 2012, respectively, $3.3 billion and $7.3 billion of these credit facilities will expire.
The availability of these credit lines is subject to the Company’s compliance with certain financial covenants, including the maintenance by the Company of consolidated tangible net worth of at least $4.1 billion, the maintenance by American Express Credit Corporation (Credco) of a 1.25 ratio of combined earnings and fixed charges to fixed charges, and the compliance by American Express Centurion Bank (Centurion Bank) and American Express Bank, FSB (FSB) with applicable regulatory capital adequacy guidelines. As of December 31, 2010, the Company’s consolidated tangible net worth was approximately $13.1 billion, Credco’s ratio of combined earnings and fixed charges to fixed charges was 1.54 and Centurion Bank and FSB each exceeded their regulatory capital adequacy guidelines.
Additionally, the Company maintained a 3-year committed, revolving, secured financing facility which gives the Company the right to sell up to $3.0 billion face amount of eligible notes issued from the Charge Trust at any time through December 16, 2013. As of December 31, 2010, $2.5 billion was drawn on this facility.
These committed facilities do not contain material adverse change clauses and the facilities may not be terminated should there be a change in the Company’s credit rating.
The Company paid total interest primarily related to short- and long-term debt, corresponding interest rate swaps and customer deposits of $2.4 billion, $2.3 billion and $3.5 billion in 2010, 2009 and 2008, respectively.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11
OTHER LIABILITIES
The following is a summary of other liabilities as of December 31:

(Millions)	2010	2009

Membership Rewards liabilities	$4,500	$4,303
Employee-related liabilities(a)	2,026	1,877
Book overdraft balances	1,538	1,422
Rebate accruals(b)	1,475	1,309
Deferred charge card fees, net	1,036	1,034
Other(c)	5,371	4,785

Total	$15,946	$14,730

(a)	Employee-related liabilities include employee benefit plan obligations and incentive compensation.
(b)	Rebate accruals include payments to third-party card issuing partners and cash-back reward costs.
(c)	Other includes accruals for general operating expenses, litigation, client incentives, advertising and promotion, derivatives, restructuring and reengineering reserves.

MEMBERSHIP REWARDS
The Membership Rewards program allows enrolled cardmembers to earn points that can be redeemed for a broad range of rewards including travel, entertainment, retail certificates and merchandise. The Company establishes balance sheet liabilities which represent the estimated cost of points earned to date that are ultimately expected to be redeemed. These liabilities reflect management’s best estimate of the cost of future redemptions. An ultimate redemption rate and weighted average cost per point are key factors used to approximate the Membership Rewards liability. Management uses models to estimate ultimate redemption rates based on historical redemption data, card product type, year of program enrollment, enrollment tenure and card spend levels. The weighted-average cost per point is determined using actual redemptions during the previous 12 months, adjusted as appropriate for recent changes in redemption costs.
The provision for the cost of Membership Rewards points is included in marketing, promotion, rewards and cardmember services. The Company continually evaluates its reserve methodology and assumptions based on developments in redemption patterns, cost per point redeemed, contract changes and other factors.

DEFERRED CHARGE CARD FEES
The carrying amount of deferred charge card and other fees, net of direct acquisition costs and reserves for membership cancellations as of December 31 were as follows:

(Millions)	2010	2009

Deferred charge card and other fees(a)	$1,194	$1,213
Deferred direct acquisition costs	(67)	(60)
Reserves for membership cancellations	(91)	(119)

Deferred charge card fees and other, net of direct acquisition costs and reserves	$1,036	$1,034

(a)	Includes deferred fees for Membership Rewards program participants.

NOTE 12
DERIVATIVES AND HEDGING
ACTIVITIES
The Company uses derivative financial instruments (derivatives) to manage exposure to various market risks. Market risk is the risk to earnings or value resulting from movements in market prices. The Company’s market risk exposure is primarily generated by:

•	Interest rate risk in its card, insurance and Travelers Cheque businesses, as well as its investment portfolios; and

•	Foreign exchange risk in its operations outside the United States.

General principles and the overall framework for managing market risk across the Company are defined in the Market Risk Policy, which is the responsibility of the Asset-Liability Committee (ALCO). Market risk limits and escalation triggers in that policy are approved by the ALCO and by the Enterprise-wide Risk Management Committee (ERMC). Market risk is centrally monitored for compliance with policy and limits by the Market Risk Committee, which reports into the ALCO and is chaired by the Chief Market Risk Officer. Market risk management is also guided by policies covering the use of derivatives, funding and liquidity and investments. Derivatives derive their value from an underlying variable or multiple variables, including interest rate, foreign exchange, and equity indices or prices. These instruments enable end users to increase, reduce or alter exposure to various market risks and, for that reason, are an integral component of the Company’s market risk management. The Company does not engage in derivatives for trading purposes.
The Company’s market exposures are in large part byproducts of the delivery of its products and services. Interest rate risk arises through the funding of cardmember receivables and fixed-rate loans with variable-rate borrowings as well as through the risk to net interest margin from changes in the relationship between benchmark rates such as Prime and LIBOR.
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
Foreign exchange risk is generated by cardmember cross-currency charges, foreign currency balance sheet exposures, foreign subsidiary equity, and foreign currency earnings in units outside the United States. The Company’s foreign exchange risk is managed primarily by entering into agreements to buy and sell currencies on a spot basis or by hedging this market exposure to the extent it is economically

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

justified through various means, including the use of derivatives such as foreign exchange forward, and cross-currency swap contracts, which can help “lock in” the value of the Company’s exposure to specific currencies.
Derivatives may give rise to counterparty credit risk. The Company manages this risk by considering the current exposure, which is the replacement cost of contracts on the measurement date, as well as estimating the maximum potential value of the contracts over the next 12 months, considering such factors as the volatility of the underlying or reference index. To mitigate derivative credit risk, counterparties are required to be pre-approved and rated as investment grade. Counterparty risk exposures are monitored by the Company’s Institutional Risk Management Committee (IRMC). The IRMC formally reviews large institutional exposures to ensure compliance with the Company’s ERMC guidelines and procedures and determines the risk mitigation actions, when necessary. Additionally, in order to mitigate the bilateral counterparty credit risk associated with derivatives, the Company has, in certain limited instances, entered into agreements with its derivative counterparties including master netting agreements, which may provide a right of offset for certain exposures between the parties.
In relation to the Company’s credit risk, under the terms of the derivative agreements it has with its various counterparties, the Company is not required to either immediately settle any outstanding liability balances or post collateral upon the occurrence of a specified credit risk-related event. In relation to counterparty credit risk, as of December 31, 2010 and 2009, such risk associated with the Company’s derivatives was not significant. The Company’s derivatives are carried at fair value on the Consolidated Balance Sheets. The accounting for changes in fair value depends on the instruments’ intended use and the resulting hedge designation, if any, as discussed below. Refer to Note 3 for a description of the Company’s methodology for determining the fair value of its derivatives.

The following table summarizes the total gross fair value, excluding interest accruals, of derivative assets and liabilities as of December 31:

	Other Assets		Other Liabilities
	Fair Value		Fair Value
(Millions)	2010	2009	2010	2009

Derivatives designated as hedging instruments:
Interest rate contracts
Fair value hedges	$909	$632	$38	$6
Cash flow hedges	2	1	13	44
Foreign exchange contracts
Net investment hedges	66	132	272	130

Total derivatives designated as hedging instruments	$977	$765	$323	$180

Derivatives not designated as hedging instruments:
Interest rate contracts	$3	$11	$3	$5
Foreign exchange contracts, including certain embedded derivatives(a)	109	57	91	95
Equity-linked embedded derivative(b)	—	—	2	3

Total derivatives not designated as hedging instruments	112	68	96	103

Total derivatives(c)	$1,089	$833	$419	$283

(a)	Includes foreign currency derivatives embedded in certain operating agreements.
(b)	Represents an equity-linked derivative embedded in one of the Company’s investment securities.
(c)	GAAP permits the netting of derivative assets and derivative liabilities when a legally enforceable master netting agreement exists between the Company and its derivative counterparty. As of December 31, 2010 and 2009, $18 million and $33 million, respectively, of derivative assets and liabilities have been offset and presented net on the Consolidated Balance Sheets.

DERIVATIVE FINANCIAL INSTRUMENTS THAT QUALIFY FOR HEDGE ACCOUNTING
Derivatives executed for hedge accounting purposes are documented and designated as such when the Company enters into the contracts. In accordance with its risk management policies, the Company structures its hedges with very similar terms to the hedged items. The Company formally assesses, at inception of the hedge accounting relationship and on a quarterly basis, whether derivatives designated as hedges are highly effective in offsetting the fair value or cash flows of the hedged items. These assessments usually are made through the application of the regression analysis method. If it is determined that a derivative is not highly effective as a hedge, the Company will discontinue the application of hedge accounting.

FAIR VALUE HEDGES
A fair value hedge involves a derivative designated to hedge the Company’s exposure to future changes in the fair value of an asset or a liability, or an identified portion thereof that is attributable to a particular risk. The Company is exposed to interest rate risk associated with its fixed-rate long-term debt. The Company uses interest rate swaps to convert certain fixed-rate long-term debt to floating-rate at the time of issuance. As of December 31, 2010 and 2009, the Company hedged $15.9 billion

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and $15.1 billion, respectively, of its fixed-rate debt to floating-rate debt using interest rate swaps.
To the extent the fair value hedge is effective, the gain or loss on the hedging instrument offsets the loss or gain on the hedged item attributable to the hedged risk. Any difference between the changes in the fair value of the derivative and the hedged item is referred to as hedge ineffectiveness and is reflected in earnings as a component of other, net expenses. Hedge ineffectiveness may be caused by differences between the debt’s interest coupon and the benchmark rate, which are primarily due to credit spreads at inception of the hedging relationship that are not reflected in the valuation of the interest rate swap. Furthermore, hedge ineffectiveness may be caused by changes in the relationship between 3-month LIBOR and 1-month LIBOR rates, as these so-called basis spreads may impact the valuation of the interest rate swap without causing an offsetting impact in the value of the hedged debt. If a fair value hedge is de-designated or no longer considered to be effective, changes in fair value of the derivative continue to be recorded through earnings but the hedged asset or liability is no longer adjusted for changes in fair value due to changes in interest rates. The existing basis adjustment of the hedged asset or liability is then amortized or accreted as an adjustment to yield over the remaining life of that asset or liability.

The following table summarizes the impact on the Consolidated Statements of Income associated with the Company’s hedges of fixed-rate long-term debt described above:

For the Years Ended December 31:
(Millions)	Gains (losses) recognized in income
	Derivative contract				Hedged item				Net hedge
		Amount				Amount			ineffectiveness
Derivative relationship	Location	2010	2009	2008	Location	2010	2009	2008	2010	2009	2008

Interest rate contracts	Other, net expenses	$246	$(446)	$967	Other, net expenses	$(233)	$437	$(898)	$13	$(9)	$69

The Company also recognized a net reduction in interest expense on long-term debt and other of $522 million, $464 million and $122 million for the three years ended December 31, 2010, 2009 and 2008, respectively, primarily related to the net settlements (interest accruals) on the Company’s interest rate derivatives designated as fair value hedges.

CASH FLOW HEDGES
A cash flow hedge involves a derivative designated to hedge the Company’s exposure to variable future cash flows attributable to a particular risk. Such exposures may relate to either an existing recognized asset or liability or a forecasted transaction. The Company hedges existing long-term variable-rate debt, the rollover of short-term borrowings and the anticipated forecasted issuance of additional funding through the use of derivatives, primarily interest rate swaps. These derivative instruments effectively convert floating-rate debt to fixed-rate debt for the duration of the instrument. As of December 31, 2010 and 2009, the Company hedged $1.3 billion and $1.6 billion, respectively, of its floating debt using interest rate swaps.
For derivatives designated as cash flow hedges, the effective portion of the gain or loss on the derivatives is recorded in AOCI and reclassified into earnings when the hedged cash flows are recognized in earnings. The amount that is reclassified into earnings is presented in the Consolidated Statements of Income in the same line item in which the hedged instrument or transaction is recognized, primarily in interest expense. Any ineffective portion of the gain or loss on the derivatives is reported as a component of other, net expenses. If a cash flow hedge is de-designated or terminated prior to maturity, the amount previously recorded in AOCI is recognized into earnings over the period that the hedged item impacts earnings. If a hedge relationship is discontinued because it is probable that the forecasted transaction will not occur according to the original strategy, any related amounts previously recorded in AOCI are recognized into earnings immediately.
In the normal course of business, as the hedged cash flows are recognized into earnings, the Company expects to reclassify $11 million of net pretax losses on derivatives from AOCI into earnings during the next 12 months.

NET INVESTMENT HEDGES
A net investment hedge is used to hedge future changes in currency exposure of a net investment in a foreign operation. The Company primarily designates foreign currency derivatives, typically foreign exchange forwards, and on occasion foreign currency denominated debt, as hedges of net investments in certain foreign operations. These instruments reduce exposure to changes in currency exchange rates on the Company’s investments in non-U.S. subsidiaries. The effective portion of the gain or loss on net investment hedges is recorded in AOCI as part of the cumulative translation adjustment. Any ineffective portion of the gain or loss on net investment hedges is recognized in other, net expenses during the period of change.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the impact of cash flow hedges and net investment hedges on the Consolidated Statements of Income:

For the Years Ended December 31:
	Gains (losses) recognized in income
		Amount reclassified
		from AOCI into				Net hedge
		income				ineffectiveness
(Millions)	Location	2010	2009	2008	Location	2010	2009	2008

Cash flow hedges:(a)
Interest rate contracts	Interest expense	$(36)	$(115)	$(247)	Other, net expenses	$—	$—	$—
Net investment hedges:
Foreign exchange contracts	Other, net expenses	$—	$—	$—	Other, net expenses	$(3)	$(1)	$3

(a)	During the years ended December 31, 2010, 2009 and 2008, there were no forecasted transactions that were considered no longer probable to occur.

DERIVATIVES NOT DESIGNATED AS HEDGES
The Company has derivatives that act as economic hedges but are not designated for hedge accounting purposes. Foreign currency transactions and non-U.S. dollar cash flow exposures from time to time may be partially or fully economically hedged through foreign currency contracts, primarily foreign exchange forwards, options and cross-currency swaps. These hedges generally mature within one year. Foreign currency contracts involve the purchase and sale of a designated currency at an agreed upon rate for settlement on a specified date. The changes in the fair value of the derivatives effectively offset the related foreign exchange gains or losses on the underlying balance sheet exposures. From time to time, the Company may enter into interest rate swaps to specifically manage funding costs related to its proprietary card business.
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
For derivatives that are not designated as hedges, changes in fair value are reported in current period earnings.

The following table summarizes the impact of derivatives not designated as hedges on the Consolidated Statements of Income:

For the Years Ended December 31:
(Millions)	Gains (losses) recognized in income
		Amount
	Location	2010	2009	2008

Interest rate contracts	Other, net expenses	$(8)	$17	$(33)
Foreign exchange contracts(a)	Other non-interest revenues	—	(1)	—
	Interest and dividends on investment securities	4	4	13
	Interest expense on short-term borrowings	7	5	(7)
	Interest expense on long-term debt and other	93	35	22
	Other, net expenses	(3)	(8)	(38)
Equity-linked contract	Other non-interest revenues	(6)	1	—

Total		$87	$53	$(43)

(a)	For the years ended December 31, 2010 and 2009, foreign exchange contracts include embedded foreign currency derivatives. Gains (losses) on these embedded derivatives are included in other, net expenses.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13
GUARANTEES
The Company provides cardmember protection plans that cover losses associated with purchased products, as well as certain other guarantees in the ordinary course of business which are within the scope of GAAP governing the accounting for guarantees. For the Company, guarantees primarily consist of card and travel protection programs, including:

•	Credit Card Registry — cancels and requests replacement of lost or stolen cards, and provides for fraud liability coverage;

•	Return Protection — refunds the price of eligible purchases made with the card where the merchant will not accept the return for up to 90 days from the date of purchase;

•	Account Protection — provides account protection in the event that a cardmember is unable to make payments on the account due to unforeseen hardship; and,

•	Merchant Protection — protects cardmembers primarily against non-delivery of goods and services, usually in the event of bankruptcy or liquidation of a merchant. In the event that a dispute is resolved in the cardmember’s favor, the Company will generally credit the cardmember account for the amount of the purchase and will seek recovery from the merchant. If the Company is unable to collect the amount from the merchant, it will bear the loss for the amount credited to the cardmember. The Company mitigates this risk by withholding settlement from the merchant or obtaining deposits and other guarantees from merchants considered higher risk due to various factors. The amounts being held by the Company are not significant when compared to the maximum potential amount of undiscounted future payments.

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

The following table provides information related to such guarantees as of December 31:

	Maximum amount of
	undiscounted future		Amount of related
	payments(a)		liability(b)
	(Billions)		(Millions)
Type of Guarantee	2010	2009	2010	2009

Card and travel operations(c)	$67	$66	$114	$112
Other(d)	1	1	99	74

Total	$68	$67	$213	$186

(a)	Represents the notional amounts that could be lost under the guarantees and indemnifications if there were a total default by the guaranteed parties. The Merchant Protection guarantee is calculated using management’s best estimate of maximum exposure based on all eligible claims as measured against annual billed business volumes.
(b)	Included as part of other liabilities on the Company’s Consolidated Balance Sheets.
(c)	Includes Credit Card Registry, Return Protection, Account Protection and Merchant Protection, which the Company offers directly to cardmembers.
(d)	Primarily includes guarantees related to the Company’s business dispositions, real estate and tax, as well as contingent consideration obligations, each of which are individually smaller indemnifications.

Refer to Note 26 for a discussion of additional guarantees of the Company as of December 31, 2010 and 2009.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14
COMMON AND PREFERRED SHARES AND WARRANTS
As of December 31, 2010, the Company has 86 million common shares remaining under share repurchase authorizations. Such authorizations do not have an expiration date, and at present, there is no intention to modify or otherwise rescind the current authorizations.
Common shares are generally retired by the Company upon repurchase (except for 4.7 million, 5.0 million and 0.4 million shares held as treasury shares as of December 31, 2010, 2009 and 2008, respectively); retired common shares and treasury shares are excluded from the shares outstanding in the table below. The treasury shares, with a cost basis of $219 million, $235 million and $21 million as of December 31, 2010, 2009 and 2008, respectively, are included as a reduction to additional paid-in capital in shareholders’ equity on the Consolidated Balance Sheets.

The following table shows authorized shares and provides a reconciliation of common shares issued and outstanding for the years ended December 31:

(Millions, except where indicated)	2010	2009	2008

Common shares authorized (billions)(a)	3.6	3.6	3.6

Shares issued and outstanding at beginning of year	1,192	1,160	1,158
(Repurchases) Issuances of common shares	(14)	22	(5)
Other, primarily stock option exercises and RSAs granted	19	10	7

Shares issued and outstanding as of December 31	1,197	1,192	1,160

(a)	Of the common shares authorized but unissued as of December 31, 2010, approximately 104 million shares were reserved for issuance under employee stock and employee benefit plans.
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
On June 17, 2009, the Company repurchased the Preferred Shares at their face value of $3.39 billion and the $212 million in excess of the amortized carrying amount represented an in-substance Preferred Share dividend that reduced earnings per share (EPS) attributable to common shareholders by $0.18 for the year ended December 31, 2009. Refer to Note 18.
On July 29, 2009, the Company repurchased the Warrant for $340 million. There were no preferred shares or warrants issued and outstanding as of December 31, 2010 and 2009.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15
CHANGES IN ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME
AOCI is a balance sheet item in the Shareholders’ Equity section of the Company’s Consolidated Balance Sheets. It is comprised of items that have not been recognized in earnings but may be recognized in earnings in the future when certain events occur. Changes in each component of AOCI for the three years ended December 31 were as follows:

	Net Unrealized			Net Unrealized
	Gains (Losses) on	Net Unrealized	Foreign Currency	Pension and Other	Accumulated Other
	Investment	Gains (Losses) on	Translation	Postretirement	Comprehensive
(Millions, net of tax)(a)	Securities	Cash Flow Hedges	Adjustments	Benefit Losses	(Loss) Income

Balances as of December 31, 2007	$12	$(71)	$(255)	$(128)	$(442)

Net unrealized gains (losses)	(718)	(170)			(888)
Reclassification for realized (gains) losses into earnings	(8)	161			153
Net translation of investments in foreign operations			(1,102)		(1,102)
Net gains related to hedges of investment in foreign operations			961		961
Pension and other postretirement benefit losses				(329)	(329)
Discontinued operations(b)	15		28	(2)	41

Net change in accumulated other comprehensive (loss) income	(711)	(9)	(113)	(331)	(1,164)

Balances as of December 31, 2008	(699)	(80)	(368)	(459)	(1,606)

Net unrealized gains (losses)	1,351	(22)			1,329
Reclassification for realized (gains) losses into earnings	(145)	74			(71)
Net translation of investments in foreign operations(c)			523		523
Net losses related to hedges of investment in foreign operations			(877)		(877)
Pension and other postretirement benefit losses				(10)	(10)

Net change in accumulated other comprehensive (loss) income	1,206	52	(354)	(10)	894

Balances as of December 31, 2009	507	(28)	(722)	(469)	(712)

Impact of the Adoption of new GAAP(d)	(315)				(315)
Net unrealized gains (losses)	(139)	(2)			(141)
Reclassification for realized (gains) losses into earnings	4	23	1		28
Net translation of investments in foreign operations			189		189
Net gains related to hedges of investment in foreign operations			29		29
Pension and other postretirement benefit losses				5	5

Net change in accumulated other comprehensive (loss) income	(450)	21	219	5	(205)

Balances as of December 31, 2010	$57	$(7)	$(503)	$(464)	$(917)

(a)	The following table shows the tax impact for the three years ended December 31 for the changes in each component of accumulated other comprehensive (loss) income:

(Millions)	2010	2009	2008

Investment securities	$(272)	$749	$(472)
Cash flow hedges	11	29	(4)
Foreign currency translation adjustments	22	33	(66)
Net investment hedges	(396)	—	—
Pension and other postretirement benefit losses	18	(28)	(159)
Discontinued operations(b)	—	—	16

Total tax impact	$(617)	$783	$(685)

(b)	Relates to the change in accumulated other comprehensive (loss) income prior to the dispositions of AEB and AEIDC.
(c)	Includes a $190 million other comprehensive loss, recorded in the third quarter of 2009, representing the correction of an error related to the accounting in prior periods for cumulative translation adjustments associated with a net investment in foreign subsidiaries. (Refer to Note 19 for further details).
(d)	As described further in Notes 6 and 7, as a result of the adoption of new GAAP effective January 1, 2010, the Company no longer presents within its Consolidated Financial Statements the effects of the retained subordinated securities issued by previously unconsolidated VIEs related to the Company’s cardmember loan securitization programs.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16
RESTRUCTURING CHARGES
During 2010, the Company recorded $96 million of restructuring charges, net of adjustments of previously accrued amounts due to revisions of prior estimates. The 2010 activity primarily relates to a $98 million charge reflecting employee severance obligations to consolidate certain facilities within the Company’s global servicing network. In addition, the Company expects to record further charges in one or more quarterly periods during 2011 relating to these facility consolidations totaling between $60 million and $80 million. The total expected additional charges include lease exit (approximately 60 percent) and employee compensation (approximately 40 percent) costs. It is estimated that these costs will be recorded to the business units as follows: USCS (73 percent), International Card Services (ICS) (5 percent), GCS (12 percent), and Global Network Merchant Services (GNMS) (10 percent). As a result of this initiative, approximately 3,200 positions will be eliminated; however, overall staffing levels are expected to decrease by approximately 400 positions on a net basis as new employees are hired at the locations to which work is being transferred. The remaining 2010 activity includes $25 million of additional charges comprised of several smaller initiatives which were more than offset by adjustments of $(27) million that relate to revisions of prior estimates for higher employee redeployments to other positions within the Company and modifications to existing initiatives.
During 2009, the Company recorded $185 million of restructuring charges, net of adjustments of previously accrued amounts due to revisions of prior estimates. The 2009 activity primarily relates to the $199 million of restructuring charges the Company recorded in the second quarter to further reduce its operating costs by downsizing and reorganizing certain operations. These restructuring activities were for the elimination of approximately 4,000 positions or about 6 percent of the Company’s total worldwide workforce and occurred across all business units, markets and staff groups. Additional restructuring charges of $38 million taken in the third and fourth quarters of 2009 relate principally to the reorganization of certain senior leadership positions, as well as the exit of a business in the GNMS segment. The Company also recorded adjustments of $(52) million during 2009 that primarily relate to revisions of prior estimates for higher employee redeployments to other positions within the Company, business changes and modifications to existing initiatives. These modifications do not constitute a significant change in the original restructuring plan from an overall Company perspective.
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

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the Company’s restructuring reserves activity for the years ended December 31, 2010, 2009 and 2008:

(Millions)	Severance(a)	Other(b)	Total

Liability balance as of December 31, 2007	$60	$9	$69
Restructuring charges, net of $10 in adjustments(c)(d)	366	68	434
Payments	(63)	(13)	(76)
Other non-cash(e)	2	(2)	—

Liability balance as of December 31, 2008	365	62	427
Restructuring charges, net of $52 in adjustments(c)	161	24	185
Payments	(287)	(45)	(332)
Other non-cash(e)	14	(9)	5

Liability balance as of December 31, 2009	253	32	285
Restructuring charges, net of $27 in adjustments(f)	98	(2)	96
Payments	(141)	(14)	(155)
Other non-cash(e)	(11)	—	(11)

Liability balance as of December 31, 2010(g)	$199	$16	$215

(a)	Accounted for in accordance with the GAAP governing the accounting for nonretirement postemployment benefits and for costs associated with exit or disposal activities.
(b)	Other primarily includes facility exit, asset impairment and contract termination costs.
(c)	Adjustments primarily relate to higher than anticipated redeployments of displaced employees to other positions within the Company.
(d)	Includes $17 million related to discontinued operations.
(e)	Consists primarily of foreign exchange impacts. During 2009, the amounts in other also include asset impairments directly related to restructuring activity.
(f)	Net adjustments of $27 million were recorded in the Company’s reportable operating segments as follows: $4 million in USCS, $13 million in ICS, $(2) million in GCS, and $12 million in Corporate & Other. These adjustments primarily relate to higher employee redeployments to other positions within the Company, business changes and modifications to existing initiatives.
(g)	The majority of cash payments related to the remaining restructuring liabilities are expected to be completed in 2012, with the exception of certain smaller amounts related to contractual long-term severance arrangements which are expected to be completed in 2013, and certain lease obligations which will continue until their expiration in 2018.

The following table summarizes the Company’s restructuring charges, net of adjustments, by reportable segment for the year ended December 31, 2010, and the cumulative amounts relating to the restructuring programs that were in progress during 2010 and initiated at various dates between 2007 and 2010.

		Cumulative Restructuring Expense Incurred To Date On
	2010	In-Progress Restructuring Programs
	Total Restructuring
	Charges net of
(Millions)	adjustments	Severance	Other	Total

USCS	$52	$99	$6	$105
ICS	12	92	3	95
GCS	21	241	31	272
GNMS	16	64	9	73
Corporate & Other	(5)	116	33	149	(a)

Total	$96	$612	$82	$694	(b)

(a)	The Corporate & Other segment includes certain severance and other charges of $125 million, related to Company-wide support functions which were not allocated to the Company’s operating segments, as these were corporate initiatives, which is consistent with how such charges were reported internally.
(b)	As of December 31, 2010, the total expenses to be incurred for previously approved restructuring activities that were in progress are not expected to be materially different than the cumulative expenses incurred to date for these programs, except for those 2011 charges noted above.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17
INCOME TAXES
The components of income tax expense for the years ended December 31 included in the Consolidated Statements of Income were as follows:

(Millions)	2010	2009	2008

Current income tax expense (benefit):
U.S. federal	$532	$661	$735
U.S. state and local	110	40	(28)
Non-U.S.	508	295	352

Total current income tax expense	1,150	996	1,059

Deferred income tax expense (benefit):
U.S. federal	782	(231)	(150)
U.S. state and local	78	24	(84)
Non-U.S.	(103)	(85)	(115)

Total deferred income tax expense (benefit)	757	(292)	(349)

Total income tax expense on continuing operations	$1,907	$704	$710

Income tax expense from discontinued operations	$—	$4	$12

A reconciliation of the U.S. federal statutory rate of 35 percent to the Company’s actual income tax rate for the years ended December 31 on continuing operations was as follows:

	2010	2009	2008

Combined tax at U.S. statutory federal income tax rate	35.0%	35.0%	35.0%
Increase (Decrease) in taxes resulting from:
Tax-exempt income	(1.9)	(4.6)	(3.9)
State and local income taxes, net of federal benefit	2.7	2.7	1.6
Non-U.S. subsidiaries earnings	(3.1)	(6.8)	(8.4)
Tax settlements(a)	(1.3)	(1.4)	(5.5)
All other	0.6	(0.1)	1.0

Actual tax rates	32.0%	24.8%	19.8%

(a)	Relates to the resolution of tax matters in various jurisdictions.

The Company records a deferred income tax (benefit) provision when there are differences between assets and liabilities measured for financial reporting and for income tax return purposes. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse.

The significant components of deferred tax assets and liabilities as of December 31 are reflected in the following table:

(Millions)	2010	2009

Deferred tax assets:
Reserves not yet deducted for tax purposes	$3,789	$3,495
Employee compensation and benefits	741	717
Other	290	114

Gross deferred tax assets	4,820	4,326
Valuation allowance	(104)	(60)

Deferred tax assets after valuation allowance	4,716	4,266

Deferred tax liabilities:
Intangibles and fixed assets	834	744
Deferred revenue	36	49
Asset securitizations	43	70
Net unrealized securities gains	19	291
Other	387	133

Gross deferred tax liabilities	1,319	1,287

Net deferred tax assets	$3,397	$2,979

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized. The valuation allowances as of December 31, 2010 and 2009 are associated with net operating losses and other deferred tax assets in certain non-U.S. operations of the Company.
Accumulated earnings of certain non-U.S. subsidiaries, which totaled approximately $7.4 billion as of December 31, 2010, are intended to be permanently reinvested outside the United States. The Company does not provide for federal income taxes on foreign earnings intended to be permanently reinvested outside the United States. Accordingly, federal taxes, which would have aggregated approximately $1.9 billion as of December 31, 2010, have not been provided on those earnings.
Net income taxes paid by the Company (including amounts related to discontinued operations) during 2010, 2009 and 2008, were approximately $0.8 billion, $0.4 billion and $2.0 billion, respectively. These amounts include estimated tax payments and cash settlements relating to prior tax years.
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

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The following table presents changes in unrecognized tax benefits:

(Millions)	2010	2009	2008

Balance, January 1	$1,081	$1,176	$1,112
Increases:
Current year tax positions	182	39	81
Tax positions related to prior years	403	161	409
Effects of foreign currency translations	—	1	—
Decreases:
Tax positions related to prior years	(145)	(197)	(208)
Settlements with tax authorities	(138)	(97)	(213)
Lapse of statute of limitations	(6)	(2)	(3)
Effects of foreign currency translations	—	—	(2)

Balance, December 31	$1,377	$1,081	$1,176

Included in the $1.4 billion, $1.1 billion and $1.2 billion of unrecognized tax benefits as of December 31, 2010, 2009 and 2008, respectively, are approximately $476 million, $480 million and $452 million, respectively, that, if recognized, would favorably affect the effective tax rate in a future period.
The Company believes it is reasonably possible that the unrecognized tax benefits could decrease within the next 12 months by as much as $991 million principally as a result of potential resolutions of prior years’ tax items with various taxing authorities. The prior years’ tax items include unrecognized tax benefits relating to the timing of recognition of certain gross income, the deductibility of certain expenses or losses and the attribution of taxable income to a particular jurisdiction or jurisdictions. Of the $991 million of unrecognized tax benefits, approximately $320 million relates to temporary differences that, if recognized, would only impact the effective rate due to net interest assessments and state tax rate differentials and approximately $404 million relates to amounts recorded to equity that, if recognized, would not impact the effective rate. With respect to the remaining decrease of $267 million, it is not possible to quantify the impact that the decrease could have on the effective tax rate and net income due to the inherent complexities and the number of tax years open for examination in multiple jurisdictions. Resolution of the prior years’ items that comprise this remaining amount could have an impact on the effective tax rate and on net income, either favorably (principally as a result of settlements that are less than the liability for unrecognized tax benefits) or unfavorably (if such settlements exceed the liability for unrecognized tax benefits).
Interest and penalties relating to unrecognized tax benefits are reported in the income tax provision. During the years ended December 31, 2010, 2009 and 2008, the Company recognized approximately $31 million, $1 million and $60 million, respectively, of interest and penalties. The Company has approximately $226 million and $282 million accrued for the payment of interest and penalties as of December 31, 2010 and 2009, respectively.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18
EARNINGS PER COMMON SHARE
The computations of basic and diluted EPS for the years ended December 31 were as follows:

(Millions, except per share amounts)	2010	2009	2008

Numerator:
Basic and diluted:
Income from continuing operations	$4,057	$2,137	$2,871
Preferred shares dividends, accretion and recognition of remaining unaccreted dividends(a)	—	(306)	—
Earnings allocated to participating share awards and other items(b)	(51)	(22)	(15)
Loss from discontinued operations, net of tax	—	(7)	(172)

Net income attributable to common shareholders	$4,006	$1,802	$2,684

Denominator:
Basic: Weighted-average common stock	1,188	1,168	1,154
Add: Weighted-average stock options and warrants(c)	7	3	2

Diluted	1,195	1,171	1,156

Basic EPS:
Income from continuing operations attributable to common shareholders	$3.37	$1.55	$2.47
Loss from discontinued operations	—	(0.01)	(0.14)

Net income attributable to common shareholders	$3.37	$1.54	$2.33

Diluted EPS:
Income from continuing operations attributable to common shareholders	$3.35	$1.54	$2.47
Loss from discontinued operations	—	—	(0.15)

Net income attributable to common shareholders	$3.35	$1.54	$2.32

(a)	Includes the accelerated preferred dividend accretion of $212 million for the year ended December 31, 2009, due to the repurchase of $3.39 billion of preferred shares on June 17, 2009 issued as part of the CPP. Also includes $74 million of preferred dividends paid and $20 million of preferred dividend accretion during 2009.
(b)	The Company’s unvested restricted stock awards, which include the right to receive non-forfeitable dividends or dividend equivalents, are considered participating securities. Calculations of EPS under the two-class method (i) exclude any dividends paid or owed on participating securities and any undistributed earnings considered to be attributable to participating securities from the numerator and (ii) exclude the participating securities from the denominator.
(c)	For the years ended December 31, 2010, 2009 and 2008, the dilutive effect of unexercised stock options excludes 36 million, 71 million and 45 million options, respectively, from the computation of EPS because inclusion of the options would have been anti-dilutive.

Subordinated debentures of $750 million issued by the Company in 2006 would affect the EPS computation only in the unlikely event the Company fails to achieve specified performance measures related to the Company’s tangible common equity and consolidated net income. In that circumstance the Company would reflect the additional common shares in the EPS computation.

NOTE 19
DETAILS OF CERTAIN CONSOLIDATED
STATEMENTS OF INCOME LINES
The following is a detail of other commissions and fees for the years ended December 31:

(Millions)	2010	2009	2008

Foreign currency conversion revenue	$838	$672	$755
Delinquency fees	605	526	852
Service fees	328	335	459
Other	260	245	241

Total other commissions and fees	$2,031	$1,778	$2,307

The following is a detail of other revenues for the years ended December 31:

(Millions)	2010	2009	2008

Global Network Services partner revenues	$530	$463	$420
Insurance premium revenue	255	293	326
Publishing revenue	228	224	327
(Loss) Gain on investment securities	(5)	225	12
Other	919	882	1,072

Total other revenues	$1,927	$2,087	$2,157

Other revenues include insurance premiums earned from cardmember travel and other insurance programs, publishing revenues, revenues arising from contracts with Global Network Services (GNS) partners including royalties and signing fees, and other miscellaneous revenue and fees.

The following is a detail of marketing, promotion, rewards and cardmember services for the years ended December 31:

(Millions)	2010	2009	2008

Marketing and promotion	$3,054	$1,914	$2,430
Cardmember rewards	5,029	4,036	4,389
Cardmember services	561	517	542

Total marketing, promotion, rewards and cardmember services	$8,644	$6,467	$7,361

Marketing and promotion expense includes advertising costs, which are expensed in the year in which the advertising first takes place. Cardmember rewards expense includes the costs of rewards programs (including Membership Rewards, discussed in Note 11). Cardmember services expense includes protection plans and complimentary services provided to cardmembers.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is a detail of other, net expense for the years ended December 31:

(Millions)	2010	2009	2008

Occupancy and equipment	$1,562	$1,619	$1,641
Communications	383	414	466
MasterCard and Visa settlements	(852)	(852)	(571)
Other(a)	1,539	1,233	1,586

Total other, net expense	$2,632	$2,414	$3,122

(a)	Includes in 2009, (i) a $135 million benefit representing the correction of an error related to the accounting for cumulative translation adjustments associated with a net investment in foreign subsidiaries, (ii) a $45 million benefit resulting from the change in the fair value of certain forward exchange contracts, (iii) a $59 million benefit related to the completion of certain account reconciliations and (iv) lower travel and entertainment and other expenses due to the Company’s reengineering activities.

Other, net expense includes general operating expenses, gains (losses) on sale of assets or businesses not classified as discontinued operations, and litigation and insurance costs or settlements.

NOTE 20
STOCK PLANS

STOCK OPTION AND AWARD PROGRAMS
Under the 2007 Incentive Compensation Plan and previously under the 1998 Incentive Compensation Plan, awards may be granted to employees and other key individuals who perform services for the Company and its participating subsidiaries. These awards may be in the form of stock options, restricted stock awards or units (RSAs), portfolio grants (PGs) or other incentives, and similar awards designed to meet the requirements of non-U.S. jurisdictions.
For the Company’s Incentive Compensation Plans, there were a total of 40 million, 37 million and 45 million common shares unissued and available for grant as of December 31, 2010, 2009 and 2008, respectively, as authorized by the Company’s Board of Directors and shareholders.
The Company granted stock option awards to its Chief Executive Officer (CEO) in November 2007 and January 2008 that have performance-based and market-based conditions. These option awards are separately described and are excluded from the information and tables presented in the following paragraphs.
A summary of stock option and RSA activity as of December 31, 2010, and changes during the year ended is presented below:

	Stock Options		RSAs
		Weighted-		Weighted-
		Average		Average
		Exercise		Grant
(Shares in thousands)	Shares	Price	Shares	Price

Outstanding as of December 31, 2009	79,694	$39.18	15,682	$26.90
Granted	3,205	$37.11	4,886	$38.63
Exercised/vested	(16,987)	$36.45	(4,586)	$31.70
Forfeited	(975)	$42.82	(908)	$27.81
Expired	(7,974)	$41.09	—	—

Outstanding as of December 31, 2010	56,963	$39.54	15,074	$28.97

Options vested and expected to vest as of December 31, 2010	56,681	$39.59	—	—

Options exercisable as of December 31, 2010	44,871	$40.88	—	—

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

The weighted-average remaining contractual life and the aggregate intrinsic value (the amount by which the fair value of the Company’s stock exceeds the exercise price of the option) of the stock options outstanding, exercisable, and vested and expected to vest as of December 31, 2010 were as follows:

			Vested and
			Expected to
	Outstanding	Exercisable	Vest

Weighted-average remaining contractual life (in years)	4.6	3.7	4.6
Aggregate intrinsic value (millions)	$390	$251	$386

The intrinsic value for options exercised during 2010, 2009 and 2008 was $130 million, $11 million and $79 million, respectively (based upon the fair value of the Company’s stock price at the date of exercise). Cash received from the exercise of stock options in 2010, 2009 and 2008 was $619 million, $83 million and $176 million, respectively. The tax benefit realized from income tax deductions from stock option exercises, which was recorded in additional paid-in capital, in 2010, 2009 and 2008 was $35 million, $2 million and $21 million, respectively.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of each option is estimated on the date of grant using a Black-Scholes-Merton option-pricing model. The following weighted-average assumptions are used for grants issued in 2010, 2009 and 2008, the majority of which were granted in the beginning of each year:

	2010	2009	2008

Dividend yield	1.8%	4.1%	1.5%
Expected volatility(a)	41%	36%	19%
Risk-free interest rate	2.8%	2.1%	2.8%
Expected life of stock option (in years)(b)	6.2	4.8	4.7
Weighted-average fair value per option	$14.11	$4.54	$8.24

(a)	The expected volatility is based on weighted historical and implied volatilities of the Company’s common stock price.
(b)	In 2010, the expected life of stock options was determined using historical data and expectations of options currently outstanding. In 2009 and 2008, the expected life of stock options was determined using historical data.

STOCK OPTIONS WITH PERFORMANCE-BASED AND MARKET-BASED CONDITIONS
On November 30, 2007 and January 31, 2008, the Company’s CEO was granted in the aggregate 2,750,000 of non-qualified stock option awards with performance-based and market-based conditions. Both awards have a contractual term of 10 years and a vesting period of 6 years.
The aggregate grant date fair value of options with performance based conditions was approximately $33.8 million. Compensation expense for these awards will be recognized over the vesting period when it is determined it is probable that the performance metrics will be achieved. No compensation expense for these awards was recorded in 2010, 2009 and 2008.
The aggregate grant date fair value of options with market-based conditions was approximately $10.5 million. Compensation expense for these awards is recognized ratably over the vesting period irrespective of the probability of the market metric being achieved. Total compensation expense of $2.4 million was recorded in each of the years 2010, 2009 and 2008.

RESTRICTED STOCK AWARDS
RSAs are valued based on the stock price on the date of grant and generally vest 25 percent per year, beginning with the first anniversary of the grant date. RSA holders receive non-forfeitable dividends or dividend equivalents. The total fair value of shares vested during 2010, 2009 and 2008 was $175 million, $44 million and $134 million, respectively (based upon the Company’s stock price at the vesting date).
The weighted-average grant date fair value of RSAs granted in 2010, 2009 and 2008, is $38.63, $18.04 and $48.29, respectively.

LIABILITY BASED AWARDS
Certain employees are awarded PGs and other incentive awards that can be settled with cash or equity shares at the Company’s discretion and final Compensation and Benefits Committee payout approval. These awards earn value based on performance and service conditions and vest over periods of one to three years.
PGs and other incentive awards are classified as liabilities and, therefore, the fair value is determined at the date of grant and remeasured quarterly as part of compensation expense over the performance and service periods. Cash paid upon vesting of these awards was $64 million, $71 million and $78 million in 2010, 2009 and 2008, respectively.

SUMMARY OF STOCK PLAN EXPENSE
The components of the Company’s total stock-based compensation expense (net of cancellations) for the years ended December 31 are as follows:

(Millions)	2010	2009	2008

Restricted stock awards(a)	$163	$135	$141
Stock options(a)	58	55	73
Liability-based awards	64	38	40
Performance/market-based stock options	2	2	2

Total stock-based compensation expense(b)	$287	$230	$256

(a)	As of December 31, 2010, the total unrecognized compensation cost related to unvested RSAs and options was $257 million and $59 million, respectively. The unrecognized cost for RSAs and options will be recognized ratably over the remaining vesting period. The weighted-average remaining vesting period for RSAs and options is 3.5 years and 2.3 years, respectively.
(b)	The total income tax benefit recognized in the income statement for stock-based compensation arrangements in December 31, 2010, 2009 and 2008 was $100 million, $81 million and $90 million, respectively.

NOTE 21
RETIREMENT PLANS
The Company sponsors defined benefit pension plans, defined contribution plans, and other postretirement benefit plans for its employees. The following table provides a summary of the total cost related to these plans for the years ended December 31:

(Millions)	2010	2009	2008

Defined benefit pension plan cost	$40	$21	$13
Defined contribution plan cost	217	118	211
Other postretirement benefit plan cost	25	29	27

Net periodic benefit cost	$282	$168	$251

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

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company sponsors the U.S. American Express Retirement Plan (the Plan) for eligible employees in the United States. The Plan is a noncontributory defined benefit plan and a tax-qualified retirement plan subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is closed to new entrants and existing participants no longer accrue future benefits. The Company funds retirement costs through a trust and complies with the applicable minimum funding requirements specified by ERISA. The funded status of the Plan on an ERISA basis as of October 1, 2010 (applicable plan year) is 95 percent. The calculation assumptions for ERISA differ from the calculation of the net funded status for GAAP purposes (see Net Funded Status as of December 31, 2010 and 2009 in the table below).
The Plan is a cash balance plan and employees’ accrued benefits are based on notional account balances, which are maintained for each individual. Employees’ balances are credited daily with interest at a fixed-rate. The interest rate varies from a minimum of 5 percent to a maximum equal to the lesser of (i) 10 percent or (ii) the applicable interest rate set forth in the Plan.
The Company also sponsors an unfunded non-qualified plan, which was renamed the Retirement Restoration Plan (the RRP) effective January 1, 2011, for employees compensated above a certain level to supplement their pension benefits that are limited by the Internal Revenue Code. The RRP’s terms generally parallel those of the Plan, except that the definitions of compensation and payment options differ.
For each plan, the net funded status is defined by GAAP governing retirement benefits as the difference between the fair value of plan assets and the respective plan’s projected benefit obligation.

As of December 31, 2010, the net funded status related to the defined benefit pension plans was underfunded by $383 million, as shown in the following table:

(Millions)	2010	2009

Net funded status, beginning of year	$(406)	$(441)

Increase in fair value of plan assets	63	296
Increase in projected benefit obligation	(40)	(261)

Net change	23	35

Net funded status, end of year	$(383)	$(406)

The net funded status amounts as of December 31, 2010 and 2009 are recognized in the Consolidated Balance Sheets in other liabilities.

Plan Assets and Obligations
The following tables provide a reconciliation of changes in the fair value of plan assets and projected benefit obligations for all defined benefit pension plans as of December 31:

Reconciliation of Change in Fair Value of Plan Assets

(Millions)	2010	2009

Fair value of plan assets, beginning of year	$1,989	$1,693
Actual return on plan assets	177	290
Employer contributions	50	74
Benefits paid	(55)	(59)
Settlements	(81)	(81)
Foreign currency exchange rate changes	(28)	72

Net change	63	296

Fair value of plan assets, end of year	$2,052	$1,989

Reconciliation of Change in Projected Benefit Obligation

(Millions)	2010	2009

Projected benefit obligation, beginning of year	$2,395	$2,134
Service cost	19	14
Interest cost	126	127
Benefits paid	(55)	(59)
Actuarial loss	66	189
Settlements	(81)	(81)
Curtailments	—	(14)
Foreign currency exchange rate changes	(35)	85

Net change	40	261

Projected benefit obligation, end of year	$2,435	$2,395

Accumulated Other Comprehensive Loss
The following table provides the amounts comprising accumulated other comprehensive loss, which are not yet recognized as components of net periodic pension benefit cost as of December 31:

(Millions)	2010	2009

Net actuarial loss	$648	$655
Net prior service cost	(2)	(3)

Total, pretax effect	646	652
Tax impact	(213)	(219)

Total, net of taxes	$433	$433

The estimated portion of the net actuarial loss and net prior service cost that is expected to be recognized as a component of net periodic pension benefit cost in 2011 is $28 million and nil, respectively.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table lists the amounts recognized in other comprehensive loss in 2010:

(Millions)	2010

Net actuarial loss:
Reclassified to earnings from equity(a)	$(41)
Losses in current year(b)	34

Net actuarial loss, pretax	(7)
Net prior service cost:
Reclassified to earnings from equity	1

Total, pretax	$(6)

(a)	Amortization of actuarial losses and recognition of losses related to lump sum settlements.
(b)	Deferral of actuarial losses.

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

The accumulated and projected benefit obligations for all defined benefit pension plans as of December 31 were as follows:

(Millions)	2010	2009

Accumulated benefit obligation	$2,353	$2,327
Projected benefit obligation	$2,435	$2,395

The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligation that exceeds the fair value of plan assets were as follows:

(Millions)	2010	2009

Accumulated benefit obligation	$1,407	$1,369
Fair value of plan assets	$1,091	$1,020

The projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligation that exceeds the fair value of plan assets as of December 31 were as follows:

(Millions)	2010	2009

Projected benefit obligation	$2,435	$2,395
Fair value of plan assets	$2,052	$1,989

Net Periodic Pension Benefit Cost
The components of the net periodic pension benefit cost for all defined benefit pension plans for the years ended December 31 were as follows:

(Millions)	2010	2009	2008

Service cost(a)	$19	$14	$23
Interest cost(b)	126	127	136
Expected return on plan assets(c)	(145)	(146)	(169)
Amortization of prior service cost(d)	(1)	—	—
Recognized net actuarial loss(e)	23	10	17
Settlements losses(f)	18	19	5
Curtailment (gains) losses(g)	—	(3)	1

Net periodic pension benefit cost	$40	$21	$13

(a)	Current value of benefits earned by employees during the period.
(b)	Estimated interest incurred on the outstanding projected benefit obligation during the period.
(c)	Expected return on the market related value of plan assets.
(d)	Costs that result from plan amendments, which are amortized over the expected future service period of the employees impacted.
(e)	Amortization of the accumulated losses which exceed 10 percent of the greater of the projected benefit obligation or the market related value of plan assets.
(f)	Recognition of the actuarial losses resulting from lump sum settlements of the benefit obligation.
(g)	Gains resulting from a reduction in the benefit obligation due to a decrease in the expected years of future service of current plan participants.

Assumptions
The weighted-average assumptions used to determine defined benefit pension obligations as of December 31 were as follows:

	2010	2009

Discount rates	5.3%	5.3%
Rates of increase in compensation levels	4.0%	3.6%

The weighted-average assumptions used to determine net periodic pension benefit costs as of December 31 were as follows:

	2010	2009	2008

Discount rates	5.3%	5.9%	5.8%
Rates of increase in compensation levels	3.6%	3.9%	4.2%
Expected long-term rates of return on assets	6.9%	6.9%	7.6%

The Company assumes a long-term rate of return on assets on a weighted-average basis. In developing this assumption, management considers expected and historical returns over 5 to 15 years based on the mix of assets in its plans.
The discount rate assumptions are determined using a model consisting of bond portfolios that match the cash flows of the plan’s projected benefit payments based on the plan participants’ service to date and their expected future compensation. Use of the rate produced by this model generates a projected benefit obligation that equals the current market value of a portfolio of high-quality zero-coupon bonds whose maturity dates and amounts match the timing and amount of expected future benefit payments.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Asset Allocation and Fair Value
The Benefit Plans Investment Committee (BPIC) is appointed by the Compensation and Benefits Committee of the Company’s Board of Directors and has the responsibility of reviewing and approving the investment policies related to plan assets for the Company’s defined benefit pension plans; evaluating the performance of the investments in accordance with the investment policy; reviewing the investment objectives, risk characteristics, expenses and historical performance; and selecting, removing and evaluating the investment managers. The BPIC typically meets quarterly to review the performance of the various investment managers and service providers as well as other investment related matters. The Company’s significant defined benefit pension plans have investment policies, which prescribe targets for the amount of assets that can be invested in a security class in order to mitigate the detrimental impact of adverse or unexpected results with respect to any individual security class on the overall portfolio. The portfolios are diversified by asset type, risk characteristics and concentration of investments. Refer to Note 3 for a discussion related to valuation techniques used to measure fair value, including a description of the three-level fair value hierarchy of inputs.

The following tables summarize the target allocation and categorization of all defined benefit pension plan assets measured at fair value on a recurring basis by GAAP’s valuation hierarchy:

As of December 31, 2010:

			Quoted Prices in
			Active Markets	Significant	Significant
	Target		for Identical	Observable	Unobservable
	Allocation		Assets	Inputs	Inputs
(Millions, except percentages)	2011	Total	(Level 1)	(Level 2)	(Level 3)

U.S. equity securities	15%	$331	$331	$—	$—
International equity securities(a)	30%	704	704	—	—
U.S. fixed income securities	30%	522	—	522	—
International fixed income securities(a)	15%	318	—	318	—
Balanced funds	5%	65	—	65	—
Cash	—	11	11	—	—
Other(b)	5%	101	—	—	101

Total	100%	$2,052	$1,046	$905	$101

(a)	A significant portion of international investments are in U.K. companies and U.K. government and agency securities.
(b)	Consists of investments in private equity and real estate funds measured at reported net asset value.

As of December 31, 2009:

			Quoted Prices in
			Active Markets	Significant	Significant
	Target		for Identical	Observable	Unobservable
	Allocation		Assets	Inputs	Inputs
(Millions, except percentages)	2010	Total	(Level 1)	(Level 2)	(Level 3)

U.S. equity securities	15%	$334	$334	$—	$—
International equity securities(a)	30%	626	626	—	—
U.S. fixed income securities	30%	553	—	553	—
International fixed income securities(a)	15%	301	—	301	—
Balanced funds	5%	62	—	62	—
Cash	—	15	15	—	—
Other(b)	5%	98	—	—	98

Total	100%	$1,989	$975	$916	$98

(a)	A significant portion of international investments are in U.K. companies and U.K. government and agency securities.
(b)	Consists of investments in private equity, real estate and hedge funds measured at reported net asset value.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value measurement of all defined benefit pension plan assets using significant unobservable inputs (Level 3) changed during the years ended December 31:

(Millions)	2010	2009

Beginning fair value, January 1	$98	$187
Actual net gains (losses) on plan assets:
Held at the end of the year	11	(38)
Sold during the year	—	(10)

Total net gains (losses)	11	(48)
Net purchases (sales and settlements)	(8)	(41)

Net increase (decrease)	3	(89)

Ending fair value, December 31	$101	$98

Benefit Payments
The Company’s defined benefit pension plans expect to make benefit payments to retirees as follows:

						2016
(Millions)	2011	2012	2013	2014	2015	— 2020

Expected payments	$145	$148	$149	$155	$171	$890

In addition, the Company expects to contribute $46 million to its defined benefit pension plans in 2011.

DEFINED CONTRIBUTION RETIREMENT PLANS
The Company sponsors defined contribution retirement plans, the principal plan being the Retirement Savings Plan (RSP), a 401(k) savings plan with a profit sharing component. The RSP is a tax-qualified retirement plan subject to ERISA and covers most employees in the United States. The RSP held 12 million and 13 million shares of American Express Common Stock as of December 31, 2010 and 2009, respectively, beneficially for employees. The Company matches employee contributions to the plan up to a maximum of 5 percent of total pay, subject to the limitations under the Internal Revenue Code (IRC). Additional annual conversion contributions of up to 8 percent of total pay are provided into the RSP for eligible employees. The Company also sponsors an RSP RRP, which is an unfunded non-qualified plan for employees whose RSP benefits are limited by the IRC and its terms generally parallel those of the RSP. In addition, the RSP RRP was amended effective January 1, 2011 such that the Company matches employee contributions up to a maximum of 5 percent of total pay in excess of IRC compensation limits only to the extent the employee contributes to the plan.
The total expense for all defined contribution retirement plans globally was $217 million, $118 million and $211 million in 2010, 2009 and 2008, respectively. The increase in expense in 2010 primarily reflects the Company’s reinstatement in January of the employer match and conversion contributions.

OTHER POSTRETIREMENT BENEFIT PLANS
The Company sponsors unfunded other postretirement benefit plans that provide health care and life insurance to certain retired U.S. employees.

Accumulated Other Comprehensive Loss
The following table provides the amounts comprising accumulated other comprehensive loss which are not yet recognized as components of net periodic benefit cost as of December 31:

(Millions)	2010	2009

Net actuarial loss	$50	$60

Total, pretax effect	50	60
Tax impact	(19)	(24)

Total, net of taxes	$31	$36

The estimated portion of the net actuarial loss above that is expected to be recognized as a component of net periodic benefit cost in 2011 is $2 million.

The following table lists the amounts recognized in other comprehensive loss in 2010:

(Millions)	2010

Net actuarial loss:
Reclassified to earnings from equity	$(2)
Gains in current year	(8)

Net actuarial loss, pretax	$(10)

Benefit Obligations
The projected benefit obligation represents a liability based upon estimated future medical and other benefits to be provided to retirees.

The following table provides a reconciliation of the changes in the projected benefit obligation:

(Millions)	2010	2009

Projected benefit obligation, beginning of year	$324	$295
Service cost	6	5
Interest cost	17	18
Benefits paid	(20)	(16)
Actuarial (gain) loss	(8)	16
Curtailment loss	—	6

Net change	(5)	29

Projected benefit obligation, end of year	$319	$324

The plans are unfunded and the obligations as of December 31, 2010 and 2009 are recognized in the Consolidated Balance Sheets in other liabilities.

Net Periodic Benefit Cost
GAAP provides for the delayed recognition of the net actuarial loss and the net prior service credit remaining in accumulated other comprehensive (loss) income.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of the net periodic benefit cost for all other postretirement benefit plans for the years ended December 31 were as follows:

(Millions)	2010	2009	2008

Service cost	$6	$5	$6
Interest cost	17	18	19
Amortization of prior service cost	—	(2)	(2)
Recognized net actuarial loss	2	2	4
Curtailment loss	—	6	—

Net periodic benefit cost	$25	$29	$27

ASSUMPTIONS
The weighted-average assumptions used to determine benefit obligations were:

	2010	2009

Discount rates	5.2%	5.4%
Health care cost increase rate:
Following year	8.5%	8.0%
Decreasing to the year 2018	5.0%	5.0%

The weighted-average discount rate used to determine net periodic benefit cost was 5.4 percent, 6.0 percent and 6.1 percent in 2010, 2009 and 2008, respectively. The discount rate assumption is determined by using a model consisting of bond portfolios that match the cash flows of the plan’s projected benefit payments. Use of the rate produced by this model generates a projected benefit obligation that equals the current market value of a portfolio of high-quality zero-coupon bonds whose maturity dates and amounts match the timing and amount of expected future benefit payments.

A one percentage-point change in assumed health care cost trend rates would have the following effects:

	One		One
	percentage-		percentage-
	point increase		point decrease
(Millions)	2010	2009	2010	2009

Increase (decrease) on benefits earned and interest cost for U.S. plans	$1	$1	$(1)	$(1)
Increase (decrease) on postretirement benefit obligation for U.S. plans	$15	$15	$(13)	$(14)

Benefit Payments
The Company’s other postretirement benefit plans expect to make benefit payments as follows:

						2016
(Millions)	2011	2012	2013	2014	2015	— 2020

Expected payments	$23	$24	$24	$25	$25	$128

In addition, the Company expects to contribute $23 million to its other postretirement benefit plans in 2011.

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

The following table details the Company’s maximum credit exposure by category, including the credit exposure associated with derivative financial instruments, as of December 31:

(Billions)	2010	2009

On-balance sheet:
Individuals(a)	$88	$60
Financial institutions(b)	23	21
U.S. Government and agencies(c)	12	19
All other(d)	15	17

Total on-balance sheet(e)	$138	$117

Unused lines-of-credit — individuals(f)	$226	$222

(a)	Individuals primarily include cardmember loans and receivables.
(b)	Financial institutions primarily include debt obligations of banks, broker-dealers, insurance companies and savings and loan associations.
(c)	U.S. Government and agencies represent debt obligations of the U.S. Government and its agencies, states and municipalities and government sponsored entities.
(d)	All other primarily includes cardmember receivables from other corporate institutions.
(e)	Certain distinctions between categories require management judgment.
(f)	Because charge card products have no preset spending limit, the associated credit limit on cardmember receivables is not quantifiable. Therefore, the quantified unused line-of-credit amounts only include the approximate credit line available on cardmember loans (including both for on-balance sheet loans and loans previously securitized).

As of December 31, 2010 and 2009, the Company’s most significant concentration of credit risk was with individuals, including cardmember receivables and loans. These amounts are generally advanced on an unsecured basis. However, the Company reviews each potential customer’s credit application and evaluates the applicant’s financial history and ability and willingness to repay. The Company also considers credit performance by customer tenure, industry and geographic location in managing credit exposure.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table details the Company’s cardmember loans and receivables exposure (including unused lines-of-credit on cardmember loans) in the United States and outside the United States as of December 31:

(Billions, except percentages)	2010	2009

On-balance sheet:
United States	$77	$47
Non-U.S.	21	20

On-balance sheet(a)	$98	$67

Unused lines-of-credit — individuals:
United States	$184	$181
Non-U.S.	42	41

Total unused lines-of-credit — individuals	$226	$222

(a)	Represents cardmember loans to individuals as well as receivables from individuals and corporate institutions as discussed in footnotes (a) and (d) from the previous table.

The remainder of the Company’s on-balance sheet credit exposure includes cash, investments, other loans, other receivables and other assets, including derivative financial instruments. These balances are primarily within the United States.

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
In recent years, there have been a significant number of airline bankruptcies and liquidations, driven in part by volatile fuel costs and weakening economies around the world. Historically, the Company has not experienced significant revenue declines when a particular airline scales back or ceases operations due to a bankruptcy or other financial challenges because volumes generated by that airline are typically shifted to other participants in the industry that accept the Company’s card products. The Company’s exposure to business and credit risk in the airline industry is primarily through business arrangements where the Company has remitted payment to the airline for a cardmember purchase of tickets that have not yet been used or “flown”. The Company mitigates this risk by delaying payment to the airlines with deteriorating financial situations, thereby increasing cash withheld to protect the Company in the event the airline is liquidated. To date, the Company has not experienced significant losses from airlines that have ceased operations.

NOTE 23
REGULATORY MATTERS AND CAPITAL
ADEQUACY
The Company is supervised and regulated by the Federal Reserve and is subject to the Federal Reserve’s requirements for risk-based capital and leverage ratios. The Company’s two U.S. bank operating subsidiaries, Centurion Bank and FSB (collectively, the “Banks”), are subject to supervision and regulation, including similar regulatory capital requirements by the FDIC and the Office of Thrift Supervision (OTS). As of July 21, 2011, subject to a possible six-month extension, supervision and regulation of FSB will be transferred to the Office of the Comptroller of the Currency (OCC), pursuant to the Dodd-Frank Reform Act.
The Federal Reserve’s guidelines for capital adequacy define two categories of risk-based capital: Tier 1 and Tier 2 capital (as defined in the regulations). Under the risk-based capital guidelines of the Federal Reserve, the Company is required to maintain minimum ratios of Tier 1 and Total (Tier 1 plus Tier 2) capital to risk-weighted assets, as well as a minimum leverage ratio (Tier 1 capital to average adjusted on-balance sheet assets).
Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional, discretionary actions by regulators, that, if undertaken, could have a direct material effect on the Company’s and the Banks’ operating activities.
As of December 31, 2010 and 2009, the Company and its Banks were well-capitalized and met all capital requirements to which each was subject. Management is not aware of any events subsequent to December 31, 2010 that would materially, adversely affect the Company’s and the Banks’ 2010 capital ratios.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the regulatory capital ratios for the Company and the Banks:

	Tier 1	Total	Tier 1 capital	Total capital	Tier 1
(Millions, except percentages)	capital	capital	ratio	ratio	leverage ratio

December 31, 2010:
American Express Company	$13,100	$15,529	11.1%	13.1%	9.3%
American Express Centurion Bank	$5,771	$6,170	18.3%	19.5%	19.4%
American Express Bank, FSB	$5,586	$6,424	16.3%	18.8%	16.1	%(a)
December 31, 2009:
American Express Company	$11,464	$13,897	9.8%	11.9%	9.7%
American Express Centurion Bank(b)	$4,430	$4,841	13.7%	15.0%	17.1%
American Express Bank, FSB(b)	$4,784	$5,623	14.2%	16.7%	15.1	%(a)
Well-capitalized ratios(c)			6.0%	10.0%	5.0	%(d)
Minimum capital ratios(c)			4.0%	8.0%	4.0%

(a)	FSB leverage ratio represents Tier 1 core capital ratio (as defined by regulations issued by the OTS), calculated similarly to Tier 1 leverage ratio.
(b)	Since January 2009, FSB has committed to maintain a Total capital ratio of no less than 15 percent. During 2009, enhancements were made to the American Express Credit Account Master Trust used to securitize credit card receivables issued by both FSB and Centurion Bank. As a result of these enhancements, the Banks began holding capital against their off-balance sheet trust assets. The Company infused $1.4 billion and $475 million of additional capital into FSB and Centurion Bank, respectively, during 2009 and in connection with the foregoing increased capital commitment for FSB and the impact of the trust enhancements for both FSB and Centurion Bank.
(c)	As defined by the regulations issued by the Federal Reserve, OCC, OTS and FDIC.
(d)	Represents requirements for banking subsidiaries to be considered “well capitalized” pursuant to regulations issued under the Federal Deposit Insurance Corporation Improvement Act. There is no “well capitalized” definition for the Tier 1 leverage ratio for a bank holding company.

RESTRICTED NET ASSETS OF SUBSIDIARIES
Certain of the Company’s subsidiaries are subject to restrictions on the transfer of net assets under debt agreements and regulatory requirements. These restrictions have not had any effect on the Company’s shareholder dividend policy and management does not anticipate any impact in the future. Procedures exist to transfer net assets between the Company and its subsidiaries, while ensuring compliance with the various contractual and regulatory constraints. As of December 31, 2010, the aggregate amount of net assets of subsidiaries that are restricted to be transferred to American Express’ Parent Company (Parent Company) was approximately $9.3 billion.

BANK HOLDING COMPANY DIVIDEND RESTRICTIONS
The Company is limited in its ability to pay dividends by the Federal Reserve which could prohibit a dividend that would be considered an unsafe or unsound banking practice. It is the policy of the Federal Reserve that bank holding companies generally should pay dividends on common stock only out of net income available to common shareholders generated over the past year, and only if prospective earnings retention is consistent with the organization’s current and expected future capital needs, asset quality and overall financial condition. Moreover, bank holding companies should not maintain dividend levels that undermine a company’s ability to be a source of strength to its banking subsidiaries. Under guidance issued by the Federal Reserve in November 2010, a large bank holding company will face particularly close scrutiny for any proposed dividend that exceeds 30 percent of after-tax net income.

BANKS’ DIVIDEND RESTRICTIONS
In the year ended December 31, 2008, Centurion Bank and FSB paid dividends from retained earnings to its parent of $650 million and $150 million, respectively. No dividends were paid in 2010 and 2009.
The Banks are subject to statutory and regulatory limitations on their ability to pay dividends. The total amount of dividends which may be paid at any date, subject to supervisory considerations of the Banks’ regulators, is generally limited to the retained earnings of the respective bank. As of December 31, 2010 and 2009, the Banks’ retained earnings, in the aggregate, available for the payment of dividends were $3.6 billion and $2.1 billion, respectively. In determining the dividends to pay its parent, the Banks must also consider the effects on applicable risk-based capital and leverage ratio requirements, as well as policy statements of the federal regulatory agencies. In addition, the Banks’ banking regulators have authority to limit or prohibit the payment of a dividend by the Banks, if, in the banking regulator’s opinion, payment of a dividend would constitute an unsafe or unsound banking practice in light of the financial condition of the banking organization.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24
COMMITMENTS AND CONTINGENCIES

LEGAL CONTINGENCIES
The Company and its subsidiaries are involved in a number of legal proceedings concerning matters arising in connection with the conduct of their respective business activities and are periodically subject to governmental examinations (including by regulatory authorities), information gathering requests, subpoenas, inquiries and investigations (collectively, “governmental examinations”). As of December 31, 2010, the Company and various of its subsidiaries were named as a defendant or were otherwise involved in numerous legal proceedings and governmental examinations in various jurisdictions, both in the United States and outside the United States. The Company discloses certain of its more significant legal proceedings and governmental examinations under “Legal Proceedings” in its Annual Report on Form 10-K for the year ended December 31, 2010 (“Legal Proceedings”).
The Company has recorded liabilities for certain of its outstanding legal proceedings and governmental examinations. A liability is accrued when it is both (a) probable that a loss with respect to the legal proceeding has occurred and (b) the amount of loss can be reasonably estimated (although, as discussed below, there may be an exposure to loss in excess of the accrued liability). The Company evaluates, on a quarterly basis, developments in legal proceedings and governmental examinations that could cause an increase or decrease in the amount of the liability that has been previously accrued.
The Company’s legal proceedings range from cases brought by a single plaintiff to class actions with hundreds of thousands of putative class members. These legal proceedings, as well as governmental examinations, involve various lines of business of the Company and a variety of claims (including, but not limited to, common law tort, contract, antitrust and consumer protection claims), some of which present novel factual allegations and/or unique legal theories. While some matters pending against the Company specify the damages claimed by the plaintiff, many seek a not-yet-quantified amount of damages or are at very early stages of the legal process. Even when the amount of damages claimed against the Company are stated, the claimed amount may be exaggerated and/or unsupported. As a result, some matters have not yet progressed sufficiently through discovery and/or development of important factual information and legal issues to enable the Company to estimate a range of possible loss.
Other matters have progressed sufficiently through discovery and/or development of important factual information and legal issues such that the Company is able to estimate a range of possible loss. Accordingly, for those legal proceedings and governmental examination disclosed in Legal Proceedings as to which a loss is reasonably possible in future periods, whether in excess of a related accrued liability or where there is no accrued liability, and for which the Company is able to estimate a range of possible loss, the current estimated range is zero to $500 million in excess of the accrued liability (if any) related to those matters. This aggregate range represents management’s estimate of possible loss with respect to these matters and is based on currently available information. This estimated range of possible loss does not represent the Company’s maximum loss exposure. The legal proceedings and governmental examinations underlying the estimated range will change from time to time and actual results may vary significantly from the current estimate.
Based on its current knowledge, and taking into consideration its litigation-related liabilities, the Company believes it is not a party to, nor are any of its properties the subject of, any pending legal proceeding or governmental examination that would have a material adverse effect on the Company’s consolidated financial condition or liquidity. However, in light of the uncertainties involved in such matters, the ultimate outcome of a particular matter could be material to the Company’s operating results for a particular period depending on, among other factors, the size of the loss or liability imposed and the level of the Company’s income for that period.

VISA AND MASTERCARD SETTLEMENTS
As previously disclosed, the Company reached settlement agreements with Visa and MasterCard. Under the terms of the settlement agreements, the Company will receive aggregate maximum payments of $4.05 billion. The settlement with Visa comprised an initial payment of $1.13 billion ($700 million after-tax) that was recorded as a gain in 2007. Having met quarterly performance criteria, the Company recognized $280 million ($172 million after-tax) from Visa in 2010, 2009 and 2008, and $600 million ($372 million after-tax) from MasterCard in 2010 and 2009, respectively, and $300 million ($186 million after-tax) in 2008. The remaining Visa and MasterCard quarterly payments, subject to the Company achieving certain quarterly performance criteria, continue through the fourth and second quarters of 2011, respectively. These payments are included in other, net expenses within the Corporate & Other segment.

OTHER CONTINGENCIES
The Company also has contingent obligations to make payments under contractual agreements entered into as part of the ongoing operation of the Company’s business, primarily with co-brand partners. The contingent obligations under such arrangements were approximately $7.5 billion as of December 31, 2010.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RENT EXPENSE AND LEASE COMMITMENTS
The Company leases certain facilities and equipment under noncancelable and cancelable agreements. The total rental expense amounted to $250 million in 2010, $362 million in 2009 (including lease termination penalties of $36 million) and $337 million in 2008.

As of December 31, 2010, the minimum aggregate rental commitment under all noncancelable operating leases (net of subleases of $25 million) was as follows:

(Millions)
2011	$222
2012	196
2013	183
2014	167
2015	138
Thereafter	1,071

Total	$1,977

As of December 31, 2010, the Company’s future minimum lease payments under capital leases or other similar arrangements is approximately $12 million per annum from 2011 through 2013, $14 million in 2014, $6 million in 2015 and $35 million thereafter.

NOTE 25
REPORTABLE OPERATING SEGMENTS AND GEOGRAPHIC OPERATIONS

REPORTABLE OPERATING SEGMENTS
The Company is a leading global payments and travel company that is principally engaged in businesses comprising four reportable operating segments: USCS, ICS, GCS and GNMS.
The Company considers a combination of factors when evaluating the composition of its reportable operating segments, including the results reviewed by the chief operating decision maker, economic characteristics, products and services offered, classes of customers, product distribution channels, geographic considerations (primarily United States versus non-U.S.), and regulatory environment considerations. The following is a brief description of the primary business activities of the Company’s four reportable operating segments:

•	USCS issues a wide range of card products and services to consumers and small businesses in the United States, and provides consumer travel services to cardmembers and other consumers.

•	ICS issues proprietary consumer and small business cards outside the United States.

•	GCS offers global corporate payment and travel-related products and services to large and mid-sized companies.

•	GNMS operates a global general-purpose charge and credit card network, which includes both proprietary cards and cards issued under network partnership agreements. It also manages merchant services globally, which includes signing merchants to accept cards as well as processing and settling card transactions for those merchants. This segment also offers merchants point-of-sale products, servicing and settlements, and marketing and information programs and services.

Corporate functions and auxiliary businesses, including the Company’s publishing business, the Enterprise Growth Group (including the Global Prepaid Group), as well as other company operations are included in Corporate & Other.
Beginning in the first quarter of 2010, the Company made changes to the manner in which it allocates equity capital as well as funding and the related interest expense charged to its reportable operating segments. The changes reflect the inclusion of additional factors in its allocation methodologies that the Company believes more accurately reflect the capital characteristics and funding requirements of its segments. The segment results for 2009 and 2008 have been revised for this change.
Beginning in 2009, the Company changed the manner by which it assesses the performance of its reportable operating segments to exclude the impact of its excess liquidity funding levels. Accordingly, the debt, cash and investment balances associated with the Company’s excess liquidity funding and the related net negative interest spread are not included within the reportable operating segment results (primarily USCS and GCS segments) and are reported in the Corporate & Other segment for 2010 and 2009. The segment results for 2008 have not been revised for this change.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents certain selected financial information as of December 31, 2010, 2009 and 2008 and for each of the years then ended:

					Corporate &
(Millions, except where indicated)	USCS	ICS	GCS	GNMS	Other(a)	Consolidated

2010
Non-interest revenues	$10,038	$3,685	$4,622	$4,169	$436	$22,950
Interest income	5,390	1,393	7	4	498	7,292
Interest expense	812	428	227	(200)	1,156	2,423
Total revenues net of interest expense	14,616	4,650	4,402	4,373	(222)	27,819
Total provision	1,591	392	158	61	5	2,207
Pretax income (loss) from continuing operations	3,537	638	761	1,649	(621)	5,964
Income tax provision (benefit)	1,291	72	287	586	(329)	1,907
Income (loss) from continuing operations	$2,246	$566	$474	$1,063	$(292)	$4,057

Total equity (billions)	$7.4	$2.2	$3.7	$1.9	$1.0	$16.2

2009
Non-interest revenues	$9,505	$3,447	$4,158	$3,602	$687	$21,399
Interest income	3,216	1,509	5	1	600	5,331
Interest expense	568	427	180	(177)	1,209	2,207
Total revenues net of interest expense	12,153	4,529	3,983	3,780	78	24,523
Total provision	3,769	1,211	177	135	21	5,313
Pretax income (loss) from continuing operations	586	276	505	1,445	29	2,841
Income tax provision (benefit)	175	(56)	155	508	(78)	704
Income (loss) from continuing operations	$411	$332	$350	$937	$107	$2,137

Total equity (billions)	$6.0	$2.3	$3.7	$1.4	$1.0	$14.4

2008
Non-interest revenues	$11,415	$3,782	$5,082	$3,863	$577	$24,719
Interest income	4,425	1,720	6	—	1,050	7,201
Interest expense	1,641	770	471	(328)	1,001	3,555
Total revenues net of interest expense	14,199	4,732	4,617	4,191	626	28,365
Total provision	4,389	1,030	231	127	21	5,798
Pretax income (loss) from continuing operations	1,343	104	614	1,579	(59)	3,581
Income tax provision (benefit)	365	(217)	160	529	(127)	710
Income (loss) from continuing operations	$978	$321	$454	$1,050	$68	$2,871

Total equity (billions)	$4.2	$2.2	$3.6	$1.2	$0.6	$11.8

(a)	Corporate & Other includes adjustments and eliminations for intersegment activity.

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

Expenses
Marketing, promotion, rewards and cardmember services expenses are reflected in each segment based on actual expenses incurred, with the exception of brand advertising, which is reflected in the GNMS segment. Rewards and cardmember services expenses are reflected in each segment based on actual expenses incurred within each segment. Salaries and employee benefits and other operating expenses reflect expenses such as professional services, occupancy and equipment and communications incurred directly within each segment. In addition, expenses related to the Company’s support services, such as technology costs, are allocated to each segment based on support service activities directly attributable to the segment.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

GEOGRAPHIC OPERATIONS
The following table presents the Company’s total revenues net of interest expense and pretax income (loss) from continuing operations in different geographic regions:

					Other
(Millions)	United States	EMEA(a)	JAPA(a)	LACC(a)	Unallocated(b)	Consolidated

2010(c)
Total revenues net of interest expense	$20,246	$3,297	$2,701	$2,449	$(874)	$27,819
Pretax income (loss) from continuing operations	$6,112	$572	$304	$503	$(1,527)	$5,964
2009(c)
Total revenues net of interest expense	$17,489	$3,286	$2,294	$2,315	$(861)	$24,523
Pretax income (loss) from continuing operations	$3,131	$407	$188	$277	$(1,162)	$2,841
2008(c)
Total revenues net of interest expense	$19,792	$3,693	$2,414	$2,511	$(45)	$28,365
Pretax income (loss) from continuing operations	$3,322	$373	$122	$291	$(527)	$3,581

(a)	EMEA represents Europe, Middle East and Africa, JAPA represents Japan, Asia/Pacific and Australia and LACC represents Latin America, Canada and Caribbean.
(b)	Other Unallocated includes net costs which are not directly allocable to specific geographic regions, including costs related to the net negative interest spread on excess liquidity funding and executive office operations expenses.
(c)	The data in the above table is, in part, based upon internal allocations, which necessarily involve management’s judgment. Certain revisions and reclassifications have been made to 2009 and 2008 to conform to 2010 classifications and internal allocation methodology.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26
PARENT COMPANY

Parent Company — Condensed Statements of Income

Years Ended December 31 (Millions)	2010	2009	2008

Revenues
Non-interest revenues
Gain on sale of securities	$—	$211	$—
Other	8	4	6

Total non-interest revenues	8	215	6

Interest income	136	142	286
Interest expense	(638)	(562)	(462)

Total revenues net of interest expense	(494)	(205)	(170)

Expenses
Salaries and employee benefits	153	111	129
Other	117	161	119

Total	270	272	248

Pretax loss	(764)	(477)	(418)
Income tax benefit	(292)	(164)	(176)

Net loss before equity in net income of subsidiaries and affiliates	(472)	(313)	(242)
Equity in net income of subsidiaries and affiliates	4,529	2,450	3,113

Income from continuing operations	4,057	2,137	2,871
Loss from discontinued operations, net of tax	—	(7)	(172)

Net income	$4,057	$2,130	$2,699

Parent Company — Condensed Balance Sheets

As of December 31 (Millions)	2010	2009

Assets
Cash and cash equivalents	$5,267	$5,679
Investment securities	475	530
Equity in net assets of subsidiaries and affiliates of continuing operations	15,603	14,677
Accounts receivable, less reserves	831	523
Premises and equipment — at cost, less accumulated depreciation: 2010, $41; 2009, $34	73	52
Loans to affiliates	4,942	3,879
Due from subsidiaries	1,196	402
Other assets	458	389

Total assets	$28,845	$26,131

Liabilities and Shareholders’ Equity
Liabilities
Accounts payable and other liabilities	$1,366	$1,398
Due to affiliates	911	69
Long-term affiliate debt	—	15
Long-term debt	10,338	10,243

Total liabilities	12,615	11,725
Shareholders’ equity
Common shares	238	237
Additional paid-in capital	11,937	11,144
Retained earnings	4,972	3,737
Accumulated other comprehensive loss	(917)	(712)

Total shareholders’ equity	16,230	14,406

Total liabilities and shareholders’ equity	$28,845	$26,131

SUPPLEMENTAL DISCLOSURE
The Parent Company guarantees up to $107 million of indebtedness under lines of credit that subsidiaries have with various banks. As of December 31, 2010, there were no draw downs against these lines.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Parent Company — Condensed Statements of Cash Flows

Years Ended December 31 (Millions)	2010	2009	2008

Cash Flows from Operating Activities
Net income	$4,057	$2,130	$2,699
Adjustments to reconcile net income to cash provided by operating activities:
Equity in net (income) loss of subsidiaries and affiliates:
— Continuing operations	(4,530)	(2,450)	(3,113)
— Discontinued operations	—	7	172
Dividends received from subsidiaries and affiliates	1,999	1,103	2,340
Gain on sale of securities	—	(211)	—
Other operating activities, primarily with subsidiaries	(39)	246	93

Net cash provided by operating activities	1,487	825	2,191

Cash Flows from Investing Activities
Sale/redemption of investments	9	361	—
Premises and equipment	(32)	(20)	(14)
Loans to affiliates	(1,064)	2,665	(2,008)
Loan, affiliate in discontinued operations	—	—	(238)
Purchase of investments	(3)	—	—
Investments in affiliates	—	—	(58)

Net cash (used in) provided by investing activities	(1,090)	3,006	(2,318)

Cash Flows from Financing Activities
Issuance of debt	—	3,000	3,000
Principal payment of debt	—	(505)	(1,995)
Long-term affiliate debt	(15)	—	—
Issuance of American Express Series A preferred shares and warrants	—	3,389	—
Issuance of American Express common shares and other	663	614	176
Repurchase of American Express Series A preferred shares	—	(3,389)	—
Repurchase of American Express stock warrants	—	(340)	—
Repurchase of American Express common shares	(590)	—	(218)
Dividends paid	(867)	(924)	(836)

Net cash (used in) provided by financing activities	(809)	1,845	127

Net change in cash and cash equivalents	(412)	5,676	—
Cash and cash equivalents at beginning of year	5,679	3	3

Cash and cash equivalents at end of year	$5,267	$5,679	$3

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27
QUARTERLY FINANCIAL DATA (UNAUDITED)

(Millions, except per share amounts)	2010				2009
Quarters Ended	12/31(a)	9/30	6/30	3/31	12/31	9/30(b)	6/30(b)(c)	3/31

Total revenues net of interest expense	$7,322	$7,033	$6,858	$6,606	$6,489	$6,016	$6,092	$5,926
Pretax income from continuing operations	1,477	1,640	1,595	1,252	961	918	418	544
Income from continuing operations	1,062	1,093	1,017	885	710	642	342	443
Income (Loss) from discontinued operations, net of tax	—	—	—	—	6	(2)	(5)	(6)
Net income(b)	1,062	1,093	1,017	885	716	640	337	437
Earnings Per Common Share — Basic:
Continuing operations	$0.88	$0.91	$0.84	$0.74	$0.59	$0.54	$0.09	$0.32
Discontinued operations	—	—	—	—	0.01	—	—	(0.01)

Net income	$0.88	$0.91	$0.84	$0.74	$0.60	$0.54	$0.09	$0.31

Earnings Per Common Share — Diluted:
Continuing operations	$0.88	$0.90	$0.84	$0.73	$0.59	$0.54	$0.09	$0.32
Discontinued operations	—	—	—	—	0.01	(0.01)	—	(0.01)

Net income	$0.88	$0.90	$0.84	$0.73	$0.60	$0.53	$0.09	$0.31

Cash dividends declared per common share	$0.18	$0.18	$0.18	$0.18	$0.18	$0.18	$0.18	$0.18
Common share price:
High	$46.78	$45.68	$49.19	$43.25	$42.25	$36.50	$28.45	$21.38
Low	$37.33	$38.42	$37.13	$36.60	$31.69	$22.00	$13.08	$9.71

(a)	The results of operations for the quarter ended December 31, 2010 include restructuring charges in the amount of $98 million. Refer to Note 16 for further discussion of these items.
(b)	The results for the quarter ended September 30, 2009 include (i) a $135 million benefit representing the correction of an error related to the accounting for cumulative translation adjustments associated with a net investment in foreign subsidiaries and (ii) a $45 million benefit resulting from the change in the fair value of certain forward exchange contracts. The results of operations for the quarter ended June 30, 2009 include a $59 million benefit related to the completion of certain account reconciliations. Refer to Note 19 for further discussion of these items.
(c)	The results of operations for the quarter ended June 30, 2009 include restructuring charges in the amount of $199 million. Refer to Note 16 for further discussion of these items.

AMERICAN EXPRESS COMPANY
CONSOLIDATED FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(Millions, except per share amounts, percentages, and where indicated)	2010	2009	2008	2007	2006

Operating Results(a)
Total revenues net of interest expense	$27,819	$24,523	$28,365	$27,559	$24,826
Expenses	19,648	16,369	18,986	17,762	17,008
Provisions for losses	2,207	5,313	5,798	4,103	2,666
Income from continuing operations	4,057	2,137	2,871	4,126	3,625
(Loss) Income from discontinued operations	—	(7)	(172)	(114)	82
Net income	4,057	2,130	2,699	4,012	3,707
Return on average equity(b)	27.5%	14.6%	22.3%	37.3%	34.7%

Balance Sheet(a)
Cash and cash equivalents(c)	$16,709	$16,599	$21,651	$10,350	$3,801
Accounts receivable, net	40,434	38,204	36,571	41,994	38,642
Loans, net(d)	57,616	30,010	40,659	53,339	43,034
Investment securities(d)	14,010	24,337	12,526	13,214	13,207
Assets of discontinued operations	—	—	216	22,278	20,699
Total assets(c)(d)	147,042	125,145	127,178	151,215	128,262
Customer deposits	29,727	26,289	15,486	15,397	12,011
Travelers Cheques outstanding	5,618	5,975	6,433	7,197	7,215
Short-term borrowings	3,414	2,344	8,993	17,761	15,236
Long-term debt(d)	66,416	52,338	60,041	55,285	42,747
Liabilities of discontinued operations	—	—	260	21,527	20,003
Shareholders’ equity(d)	16,230	14,406	11,841	11,029	10,511

Common Share Statistics
Earnings per share:
Income from continuing operations:
Basic	$3.37	$1.55	$2.47	$3.49	$2.97
Diluted	$3.35	$1.54	$2.47	$3.44	$2.91
(Loss) Income from discontinued operations:
Basic	$—	$(0.01)	$(0.14)	$(0.09)	$0.07
Diluted	$—	$—	$(0.15)	$(0.10)	$0.07
Net income:
Basic	$3.37	$1.54	$2.33	$3.40	$3.04
Diluted	$3.35	$1.54	$2.32	$3.34	$2.98
Cash dividends declared per share	$0.72	$0.72	$0.72	$0.63	$0.57
Book value per share	$13.56	$12.08	$10.21	$9.53	$8.76
Market price per share:
High	$49.19	$42.25	$52.63	$65.89	$62.50
Low	$36.60	$9.71	$16.55	$50.37	$49.73
Close	$42.92	$40.52	$18.55	$52.02	$60.67
Average common shares outstanding for earnings per share:
Basic	1,188	1,168	1,154	1,173	1,212
Diluted	1,195	1,171	1,156	1,193	1,235
Shares outstanding at period end	1,197	1,192	1,160	1,158	1,199

Other Statistics
Number of employees at period end (thousands):
United States	29	28	31	32	32
Outside the United States	32	31	35	36	33

Total(e)	61	59	66	68	65
Number of shareholders of record	38,384	41,273	43,257	50,216	51,644

(a)	In 2007, the Company entered into an agreement to sell its international banking subsidiary, AEB, and its subsidiary that issues investment certificates to AEB’s customers, AEIDC, to Standard Chartered subject to certain regulatory approvals. The results, assets and liabilities of AEB (except for certain components of the business which were not sold) are presented as discontinued operations. Additionally, the spin-off of Ameriprise and certain dispositions were completed in 2006 and 2005, and the results of these operations are presented as discontinued operations. Refer to Note 2 for additional information on discontinued operations.
(b)	Return on average equity is calculated by dividing one-year period of net income by one-year average of total shareholders’ equity.
(c)	Prior to June 30, 2010, the Company misclassified certain book overdraft balances against cash balances on its Consolidated Balance Sheets. Such overdraft balances have been reclassified to either accounts payable or other liabilities as of December 31, 2009, 2008 and 2007.
(d)	Refer to Note 7 for discussion of the impact of new GAAP effective January 1, 2010.
(e)	Amounts include employees from discontinued operations.