Form 10-K, Exhibit 13
period 2011-12-31
AMERICAN EXPRESS CO
filed 2012-02-24
CIK 4962

Exhibit 13

2011 FINANCIAL RESULTS

14	FINANCIAL REVIEW

52	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

53	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

54	INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

55	CONSOLIDATED FINANCIAL STATEMENTS

59	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

106	CONSOLIDATED FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

107	COMPARISON OF FIVE-YEAR TOTAL RETURN TO SHAREHOLDERS

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

FINANCIAL REVIEW

The financial section of American Express Company’s (the Company) Annual Report consists of this Financial Review, the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements. The following discussion is designed to provide perspective and understanding regarding the Company’s consolidated financial condition and results of operations. Certain key terms are defined in the Glossary of Selected Terminology, which begins on page 48.

This Financial Review and the Notes to Consolidated Financial Statements have been revised to exclude discontinued operations unless otherwise noted.

EXECUTIVE OVERVIEW

BUSINESS INTRODUCTION

American Express is a global service company that provides customers with access to products, insights and experiences that enrich lives and build business success. The Company’s principal products and services are charge and credit payment card products and travel-related services offered to consumers and businesses around the world. The Company’s range of products and services include:

•	charge and credit card products;

•	expense management products and services;

•	consumer and business travel services;

•	stored-value products such as Travelers Cheques and other prepaid products;

•	network services;

•	merchant acquisition and processing, servicing and settlement, and point-of-sale, marketing and information products and services for merchants; and

•	fee services, including market and trend analyses and related consulting services, fraud prevention services, and the design of customized customer loyalty and rewards programs.

The Company’s products and services are sold globally to diverse customer groups, including consumers, small businesses, mid-sized companies and large corporations. These products and services are sold through various channels, including direct mail, online applications, in-house and third-party sales forces and direct response advertising.

We compete in the global payments industry with charge, credit and debit card networks, issuers and acquirers, as well as evolving alternative payment mechanisms, systems and products. As the payments industry continues to evolve, we are facing increasing competition from non-traditional players, such as online networks, telecom providers and software-as-a-service providers, who leverage new technologies and customers’ existing charge and credit card accounts and bank relationships to create payment or other fee-based solutions. In 2009, the Company established the Enterprise Growth Group, which focuses on generating alternative sources of global revenues in areas such as online and mobile payments and fee-based services. In addition to the Enterprise Growth Group, the Company is seeking to transform all of its businesses for the digital marketplace, including increasing the Company’s share of online spend across all products and enhancing customers’ digital experience.

The Company’s products and services generate the following types of revenue for the Company:

•

Discount revenue, which is the Company’s largest revenue source, represents fees charged to merchants when cardmembers use their cards to purchase goods and services at merchants on the Company’s network;

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

In addition to funding and operating costs associated with these types of revenue, other major expense categories are related to marketing and reward programs that add new cardmembers and promote cardmember loyalty and spending, and provisions for cardmember credit and fraud losses.

FINANCIAL TARGETS

The Company seeks to achieve three financial targets, on average and over time:

•	Revenues net of interest expense growth of at least 8 percent;

•	Earnings per share (EPS) growth of 12 to 15 percent; and

•	Return on average equity (ROE) of 25 percent or more.

If the Company achieves its EPS and ROE targets, it will seek to return on average and over time 50 percent of the capital it generates to shareholders as dividends or through the repurchases of common stock, which may be subject to certain regulatory restrictions as described herein.

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

FORWARD-LOOKING STATEMENTS AND NON-GAAP MEASURES

Certain of the statements in this Annual Report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Refer to the “Forward-Looking Statements” section below. In addition, certain calculations included within this Annual Report constitute non-GAAP financial measures. The Company’s calculations of non-GAAP financial measures may differ from the calculations of similarly titled measures by other companies.

BANK HOLDING COMPANY

The Company is a bank holding company under the Bank Holding Company Act of 1956 and the Federal Reserve Board (Federal Reserve) is the Company’s primary federal regulator. As such, the Company is subject to the Federal Reserve’s regulations, policies and minimum capital standards.

CURRENT ECONOMIC ENVIRONMENT/OUTLOOK

The Company’s results for 2011 continued to reflect strong spending growth and improved credit performance, as well as a planned slowdown in the growth of operating expenses in the fourth quarter of the year. During the year cardmember spending volumes grew both in the United States and internationally, and across all of the Company’s businesses, despite both a challenging economic environment and comparisons to relatively strong performance in the prior year.

While the positive impacts of strong billings growth and modestly higher cardmember borrowing levels were partially offset by lower loan yields, the strong billings growth, improved credit trends and certain tax benefits not expected to recur provided the Company with the opportunity to invest in the business and also generate strong earnings. The Company continues to focus its investments on both driving near-term metrics and building capabilities that will benefit the medium- to long-term success of the Company.

The Company’s improving credit trends contributed to a reduction in loan write-offs and in overall loss reserve levels over the course of 2011 when compared to 2010. Reserve coverage ratios remain at appropriate levels after taking into consideration a net reduction of approximately $1.8 billion in loss reserve levels in 2011. Going forward, the Company expects the benefits to its results from reserve releases to diminish as credit metrics are at historically low levels.

Despite the Company’s continued momentum, competition remains extremely intense across all of its businesses. In addition, the global economic environment remains uncertain. The current instability in Europe in particular, and concerns about sovereign defaults and the creditworthiness and liquidity of the European banking systems could adversely affect global economic conditions, including potentially negatively affecting consumer and corporate confidence and spending, disrupting the debt and equity markets and impacting foreign exchange rates. European billed business accounted for approximately 12 percent of the Company’s total billed business for the year ended December 31, 2011. The Company also received the last settlement payments from MasterCard and Visa in 2011 and faces more difficult year-over-year comparisons in light of strong 2010 and 2011 volume and credit performance. Due to these factors, the Company is continuing to implement its plan to slow the growth of operating expenses over the next few years.

ACQUISITIONS

On March 1, 2011, the Company completed the acquisition of a controlling interest in Loyalty Partner in furtherance of its strategy to accelerate growth internationally and to grow fee-based revenue. Loyalty Partner is a leading marketing services company best known for the loyalty programs it operates in Germany, Poland and India. Loyalty Partner also provides market analysis, operating platforms and consulting services that help merchants grow their businesses. Total consideration was $616 million ($585 million plus $31 million in cash acquired). The Company has an option to acquire the remaining interest over a three-year period beginning at the end of 2013 at a price based on business performance, which had an estimated fair value of $150 million at the acquisition date. The final purchase price allocation, which is not expected to be significantly different from the estimate at the date of acquisition, will be completed in the first quarter of 2012. Refer to Note 2 to the Consolidated Financial Statements for further information.

The Company also made selected organic and strategic investments over the course of 2011 as part of its plans to expand digital payment products and capabilities for customers.

FINANCIAL SUMMARY

A summary of the Company’s recent financial performance follows:

	000000000	000000000	000000000
Years Ended December 31, (Millions, except per share amounts and ratio data)	2011	2010	Percent Increase (Decrease)
Total revenues net of interest expense	$29,962	$27,582	9%
Provisions for losses	$1,112	$2,207	(50)%
Expenses	$21,894	$19,411	13%
Income from continuing operations	$4,899	$4,057	21%
Net income	$4,935	$4,057	22%
Earnings per common share from continuing operations – diluted(a)	$4.09	$3.35	22%
Earnings per common share – diluted(a)	$4.12	$3.35	23%
Return on average equity(b)	27.7%	27.5%
Return on average tangible common equity(c)	35.8%	35.1%

(a)	Earnings per common share from continuing operations — diluted and Earnings per common share — diluted were both reduced by the impact of earnings allocated to participating share awards and other items of $58 million and $51 million for the years ended December 31, 2011 and 2010, respectively.
(b)	ROE is calculated by dividing (i) one-year period net income ($4.9 billion and $4.1 billion for 2011 and 2010, respectively), by (ii) one-year average total shareholders’ equity ($17.8 billion and $14.8 billion for 2011 and 2010, respectively).
(c)	Return on average tangible common equity is computed in the same manner as ROE except the computation of average tangible common equity, a non-GAAP measure, excludes from average total shareholders’ equity average goodwill and other intangibles of $4.2 billion and $3.3 billion as of December 31, 2011 and 2010, respectively. The Company believes return on average tangible common equity is a useful measure of profitability of its business.

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

See Consolidated Results of Operations, beginning on page 19, for discussion of the Company’s results.

Certain reclassifications of prior year amounts have been made to conform to the current presentation.

CRITICAL ACCOUNTING ESTIMATES

Refer to Note 1 to the Consolidated Financial Statements for a summary of the Company’s significant accounting policies referenced, as applicable, to other financial statement footnotes. Certain of the Company’s accounting policies that require significant management assumptions and judgments are set forth below.

RESERVES FOR CARDMEMBER LOSSES

Reserves for cardmember losses represent management’s best estimate of losses inherent in the Company’s outstanding portfolio of cardmember loans and receivables as of the balance sheet date.

In estimating losses management uses statistical models that take into account several factors, including loss migration rates, historical losses and recoveries, portfolio specific risk indicators, current risk management initiatives and concentration of credit risk. In establishing the reserves, management also considers other external environmental factors such as leading economic and market indicators, including unemployment rates, home prices and Gross Domestic Product.

The process of determining the reserve for cardmember losses requires a high degree of judgment. To the extent historical credit experience updated for external environmental trends is not indicative of future performance, actual losses could differ significantly from management’s judgments and expectations, resulting in either higher or lower future provisions for losses.

As of December 31, 2011, an increase (decrease) in write-offs equivalent to 20 basis points of cardmember loans and receivables balances at such date would increase (decrease) the provision for cardmember losses by approximately $210 million. This sensitivity analysis does not represent management’s expectations for write-offs but is provided as a hypothetical scenario to assess the sensitivity of the provision for cardmember losses.

RESERVES FOR MEMBERSHIP REWARDS COSTS

The Membership Rewards program is the largest card-based rewards program in the industry. Eligible cardmembers can earn points for purchases charged on most of the Company’s card products. Certain types of purchases allow cardmembers to also earn bonus points. Membership Rewards points are redeemable for a broad variety of rewards including travel, entertainment, retail certificates and merchandise. Points typically do not expire and there is no limit on the number of points a cardmember may earn.

The Company establishes balance sheet reserves that represent the estimated future cost of points earned that are expected to be redeemed. These reserves reflect management’s judgment regarding ultimate redemptions and associated costs.

Management uses statistical and actuarial models to estimate ultimate redemption rates of points earned to date by current cardmembers based on historical redemption trends, current enrollee redemption behavior, card product type, year of program enrollment, enrollment tenure and card spend levels. A weighted-average cost per point redeemed during the previous twelve months, adjusted as appropriate for recent changes in redemption costs, including mix of rewards redeemed, is used to approximate future redemption costs. The Company continually evaluates its reserve methodology and assumptions based on developments in redemption patterns, cost per point redeemed, contract changes and other factors.

The reserve for the estimated cost of earned points expected to be redeemed is impacted over time by enrollment levels, points earned and redeemed, and the weighted-average cost per point, which is influenced by redemption choices made by cardmembers, reward offerings by partners and other Membership Rewards program changes. Management assumes that a large majority of all points earned will eventually be redeemed, and therefore the reserve is most sensitive to changes in the estimated ultimate redemption rate.

Changes in the ultimate redemption rate and weighted-average cost per point have the effect of either increasing or decreasing the reserve through the current period provision by an amount estimated to cover the cost of all points previously earned but not yet redeemed by cardmembers as of the end of the reporting period. As of December 31, 2011, if the ultimate redemption rate of current enrollees increased by 100 basis points, the balance sheet reserve and corresponding provision for the cost of Membership Rewards would each increase by approximately $330 million. Similarly, if the weighted-average cost per point increased by 1 basis point, the balance sheet reserve and corresponding provision for the cost of Membership Rewards would each increase by approximately $70 million.

FAIR VALUE MEASUREMENT

The Company holds investment securities and derivative instruments that are carried at fair value on the Consolidated Balance Sheets. Management makes assumptions and judgments when estimating the fair values of these financial instruments.

In accordance with fair value measurement and disclosure guidance, the objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The disclosure guidance establishes a three-level hierarchy of inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to the measurement of fair value based on unadjusted quoted prices in active markets for identical assets or liabilities (Level 1), followed by the measurement of fair value based on pricing models with significant observable inputs (Level 2), with the lowest priority given to the measurement of fair value based on pricing models with significant unobservable inputs (Level 3). The Company does not have any Level 3 assets. Refer to Note 3 to the Consolidated Financial Statements.

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

Investment Securities

The Company’s investment securities are mostly composed of fixed-income securities issued by states and municipalities as well as the U.S. Government and Agencies.

The fair market values for the Company’s investment securities, including investments comprising defined benefit pension plan assets, are obtained primarily from pricing services engaged by the Company. For each security, the Company receives one price from a pricing service. The fair values provided by the pricing services are estimated using pricing models where the inputs to those models are based on observable market inputs. The Company did not apply any adjustments to prices received from the pricing services. The Company reaffirms its understanding of the valuation techniques used by its pricing services at least annually. In addition, the Company corroborates the prices provided by its pricing services to test for reasonableness by comparing the prices to valuations from different pricing sources as well as comparing prices to the sale prices received from sold securities.

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

Other-Than-Temporary Impairment of Investment Securities

Realized losses are recognized when management determines that a decline in the fair value of investment securities is other-than-temporary. Such determination requires judgment regarding the amount and timing of recovery. The Company reviews and evaluates its investment securities at least quarterly, and more often as market conditions may require, to identify investment securities that have indications of other-than-temporary impairments. The Company considers several factors when evaluating debt securities for other-than-temporary impairment, including the determination of the extent to which a decline in the fair value of a security is due to increased default risk for the specific issuer or market interest rate risk. With respect to market interest rate risk, the Company assesses whether it has the intent to sell the investment securities and whether it is more likely than not that the Company will be required to sell the investment securities before recovery of any unrealized losses.

In determining whether any of the Company’s investment securities are other-than-temporarily impaired, a change in facts and circumstances could lead to a change in management judgment around the Company’s view on collectibility and credit quality of the issuer, or the impact of market interest rates on the investment securities. Any such changes could result in the Company recognizing an other-than-temporary impairment loss through earnings.

Derivative Instruments

The Company’s primary derivative instruments are interest rate swaps, foreign currency forward agreements, cross-currency swaps and a total return swap relating to a foreign equity investment.

The fair value of the Company’s derivative instruments is estimated by using either a third-party valuation service that uses proprietary pricing models, or by internal pricing models, where the inputs to those models are readily observable from actively quoted markets. The Company reaffirms its understanding of the valuation techniques used by its pricing services at least annually.

To mitigate derivative instrument credit risk, counterparties are required to be pre-approved and rated as investment grade. In addition, the Company manages certain counterparty credit risks by exchanging collateral under executed credit support agreements. Based on the assessment of credit risk of the Company’s derivative counterparties, the Company does not have derivative positions that warrant credit valuation adjustments.

In the measurement of fair value for the Company’s derivative instruments, although the underlying inputs used in the pricing models are readily observable from actively quoted markets, the pricing models do entail a certain amount of subjectivity and, therefore, differing judgments in how the underlying inputs are modeled could result in different estimates of fair value.

GOODWILL RECOVERABILITY

Goodwill represents the excess of acquisition cost of an acquired company over the fair value of assets acquired and liabilities assumed. In accordance with GAAP, goodwill is not amortized but is tested for impairment at the reporting unit level annually or when events or circumstances arise, such as adverse changes in the business climate, that would more likely than not reduce the fair value of the reporting unit below its carrying value.

The Company assigns goodwill to its reporting units for the purpose of impairment testing. A reporting unit is defined as either an operating segment or a business that is one level below an operating segment for which discrete financial information is regularly reviewed by the operating segment manager.

The goodwill impairment test utilizes a two-step approach. The first step identifies whether there is potential impairment by comparing the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit is less than its carrying amount, the second step of the impairment test is required to measure any impairment loss.

The Company uses a combination of discounted cash flow methods and market multiples valuation methods in estimating the fair value of its reporting units.

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

When using discounted cash flow models, the Company estimates future cash flows using the reporting unit’s internal five-year forecast and a terminal value calculated using a growth rate that management believes is appropriate in light of current and expected future economic conditions. The Company then applies a discount rate to discount these future cash flows to arrive at a net present value, which represents the estimated fair value of the reporting unit. The discount rate applied approximates the Company’s expected cost of equity financing, determined using a capital asset pricing model.

The fair value of each of the Company’s reporting units exceeds the carrying value; accordingly, the Company has concluded goodwill is not impaired as of December 31, 2011. The Company could be exposed to increased risk of goodwill impairment if future operating results or macroeconomic conditions differ significantly from management’s current assumptions.

INCOME TAXES

The Company is subject to the income tax laws of the United States, its states and municipalities and those of the foreign jurisdictions in which the Company operates. These tax laws are complex, and the manner in which they apply to the taxpayer’s facts is sometimes open to interpretation. In establishing a provision for income tax expense, the Company must make judgments about the application of inherently complex tax laws.

Unrecognized Tax Benefits

The Company establishes a liability for unrecognized tax benefits, which are the differences between a tax position taken or expected to be taken in a tax return and the benefit recognized in the financial statements.

In establishing a liability for an unrecognized tax benefit, assumptions may be made in determining whether, and the extent to which, a tax position should be sustained. A tax position is recognized only when it is more likely than not to be sustained upon examination by the relevant taxing authority based on its technical merits. The amount of tax benefit recognized is the largest benefit that management believes is more likely than not to be realized on ultimate settlement. As new information becomes available, the Company evaluates its tax positions, and adjusts its unrecognized tax benefits, as appropriate.

Tax benefits ultimately realized can differ from amounts previously recognized due to uncertainties, with any such differences generally impacting the provision for income tax expense.

Deferred Tax Asset Realization

Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using the enacted tax rates expected to be in effect for the years in which the differences are expected to reverse.

Since deferred taxes measure the future tax effects of items recognized in the Consolidated Financial Statements, certain estimates and assumptions are required to determine whether it is more likely than not that all or some portion of the benefit of a deferred tax asset will not be realized. In making this assessment, management analyzes and estimates the impact of future taxable income, reversing temporary differences and available tax planning strategies. These assessments are performed quarterly, taking into account any new information.

Changes in facts or circumstances can lead to changes in the ultimate realization of deferred tax assets due to uncertainties.

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY CONSOLIDATED RESULTS OF OPERATIONS

Refer to “Glossary of Selected Terminology” for the definitions of certain key terms and related information appearing in the tables below.

The Company follows U.S. generally accepted accounting principles (GAAP). For periods ended on or prior to December 31, 2009, the Company’s securitized cardmember loans and related debt securities issued to third parties by the American Express Credit Account Master Trust (the Lending Trust) were not included in the Consolidated Financial Statements, as it was an unconsolidated variable interest entity (VIE). For such periods, the Company also provided information on a non-GAAP “managed” basis. This information assumes, in the Consolidated Selected Statistical Information and U.S. Card Services (USCS) segment, there have been no cardmember loans securitization transactions. Upon the January 1, 2010 prospective adoption of the accounting standards related to transfers of financial assets and consolidation of VIEs (new GAAP governing consolidations and VIEs), the Company changed its accounting for the Lending Trust, which is now consolidated and therefore both the Company’s securitized and non-securitized cardmember loans and related debt are included in the consolidated financial statements. The components of net securitization income for the cardmember loans and long-term debt are now recorded in other commissions and fees, interest income and interest expense. Prior period results were not revised for the change in accounting for the Lending Trust. The Company’s (i) 2011 and 2010 GAAP presentations and (ii) managed basis presentations prior to 2010 are generally comparable. Refer to Notes 1 and 7 to the Consolidated Financial Statements for further discussion of the impacts of this adoption.

SUMMARY OF THE COMPANY’S FINANCIAL PERFORMANCE

	000000000	000000000	000000000
Years Ended December 31, (Millions, except per share amounts and ratio data)	2011	2010	2009
Total revenues net of interest expense	$29,962	$27,582	$24,336
Provisions for losses	$1,112	$2,207	$5,313
Expenses	$21,894	$19,411	$16,182
Income from continuing operations	$4,899	$4,057	$2,137
Net income	$4,935	$4,057	$2,130
Earnings per common share from continuing operations – diluted(a)	$4.09	$3.35	$1.54
Earnings per common share – diluted(a)	$4.12	$3.35	$1.54
Return on average equity(b)	27.7%	27.5%	14.6%
Return on average tangible common equity(c)	35.8%	35.1%	17.6%

(a)	Earnings per common share from continuing operations — diluted and Earnings per common share — diluted were both reduced by the impact of (i) accelerated preferred dividend accretion of $212 million for the year ended December 31, 2009, due to the repurchase of $3.39 billion of preferred shares issued as part of the Capital Purchase Program (CPP), (ii) preferred share dividends and related accretion of $94 million for the year ended December 31, 2009, and (iii) earnings allocated to participating share awards and other items of $58 million, $51 million and $22 million for the years ended December 31, 2011, 2010 and 2009, respectively.
(b)	ROE is calculated by dividing (i) one-year period net income ($4.9 billion, $4.1 billion and $2.1 billion for 2011, 2010 and 2009, respectively) by (ii) one-year average total shareholders’ equity ($17.8 billion, $14.8 billion and $14.6 billion for 2011, 2010 and 2009, respectively).
(c)	Return on average tangible common equity is computed in the same manner as ROE except the computation of average tangible common equity, a non-GAAP measure, excludes from average total shareholders’ equity average goodwill and other intangibles of $4.2 billion, $3.3 billion and $3.0 billion as of December 31, 2011, 2010 and 2009, respectively.

SELECTED STATISTICAL INFORMATION

	000000000	000000000	000000000
Years Ended December 31, (Millions, except percentages and where indicated)	2011	2010	2009
Card billed business (billions)
United States	$542.8	$479.3	$423.7
Outside the United States	279.4	234.0	196.1

Total	$822.2	$713.3	$619.8

Total cards-in-force
United States	50.6	48.9	48.9
Outside the United States	46.8	42.1	39.0

Total	97.4	91.0	87.9

Basic cards-in-force(a)
United States	39.3	37.9	38.0
Outside the United States	37.4	33.7	31.1

Total	76.7	71.6	69.1

Average discount rate	2.54%	2.55%	2.51%
Average basic cardmember spending (dollars)(b)	$14,881	$13,259	$11,213
Average fee per card (dollars)(b)	$39	$38	$36
Average fee per card adjusted (dollars)(b)	$43	$41	$40

(a)	Prior to and including the fourth quarter of 2010, the Company did not have the data necessary to separately report Basic and Supplementary cards-in-force (CIF) for Global Network Services; therefore, all cards-in-force for Global Network Services was reported as Basic CIF. Beginning in the first quarter of 2011, as the necessary data became available, the Company began to separately report Basic and Supplementary CIF for Global Network Services. The Company has accordingly revised prior periods to conform with the current period presentation.
(b)	Average basic cardmember spending and average fee per card are computed from proprietary card activities only. Average fee per card is computed based on net card fees, including the amortization of deferred direct acquisition costs, plus card fees included in interest and fees on loans (including related amortization of deferred direct acquisition costs), divided by average worldwide proprietary cards-in-force. The card fees related to cardmember loans included in interest and fees on loans were $265 million, $220 million and $186 million for the years ended December 31, 2011, 2010 and 2009, respectively. The adjusted average fee per card, which is a non-GAAP measure, is computed in the same manner, but excludes amortization of deferred direct acquisition costs (a portion of which is charge card related and included in net card fees and a portion of which is lending related and included in interest and fees on loans). The amount of amortization excluded was $219 million, $207 million and $243 million for the years ended December 31, 2011, 2010 and 2009, respectively. The Company presents adjusted average fee per card because the Company believes this metric presents a useful indicator of card fee pricing across a range of its proprietary card products.

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY

SELECTED STATISTICAL INFORMATION

	000000000	000000000	000000000
As of or for the Years Ended December 31, (Billions, except percentages and where indicated)	2011	2010	2009
Worldwide cardmember receivables
Total receivables	$40.9	$37.3	$33.7
Loss reserves (millions)
Beginning balance	$386	$546	$810
Provision for losses on authorized transactions(a)	603	439	773
Net write-offs	(560)	(598)	(1,131)
Other	9	(1)	94

Ending balance	$438	$386	$546

% of receivables	1.1%	1.0%	1.6%
Net write-off rate – principal – USCS(b)	1.7%	1.6%	3.8%
Net write-off rate – principal and fees – USCS(b)	1.9%	1.8%	4.2%
30 days past due as a % of total – USCS	1.9%	1.5%	1.8%
Net loss ratio as a % of charge volume – ICS/GCS(c)(d)	0.09%	0.16%	0.25%
90 days past billing as a % of total – ICS/GCS(c)	0.9%	0.9%	1.6%
Worldwide cardmember loans – GAAP basis portfolio
Total loans	$62.6	$60.9	$32.8
30 days past due as a % of total	1.5%	2.1%	3.6%
Loss reserves (millions)
Beginning balance	$3,646	$3,268	$2,570
Adoption of GAAP consolidation standard(e)	–	2,531	–
Provision for losses on authorized transactions	145	1,445	4,209
Net write-offs – principal	(1,720)	(3,260)	(2,949)
Net write-offs – interest and fees	(201)	(359)	(448)
Other	4	21	(114)

Ending balance	$1,874	$3,646	$3,268

Ending Reserves – principal	$1,818	$3,551	$3,172
Ending Reserves – interest and fees	$56	$95	$96
% of loans	3.0%	6.0%	10.0%
% of past due	206%	287%	279%
Average loans	$59.1	$58.4	$34.8
Net write-off rate – principal only(b)	2.9%	5.6%	8.5%
Net write-off rate – principal, interest and fees(b)	3.3%	6.2%	9.8%
Net interest income divided by average loans(f)(g)	7.9%	8.3%	9.0%
Net interest yield on cardmember loans(f)	9.1%	9.7%	10.1%
Worldwide cardmember loans – Managed basis portfolio
Total loans	$62.6	$60.9	$61.8
30 days past due as a % of total	1.5%	2.1%	3.6%
Net write-offs – principal (millions)	$1,720	$3,260	$5,366
Average loans	$59.1	$58.4	$63.8
Net write-off rate – principal only(b)	2.9%	5.6%	8.4%
Net write-off rate – principal, interest and fees(b)	3.3%	6.2%	9.7%
Net interest yield on cardmember loans(f)	9.1%	9.7%	10.4%

(a)	Represents loss provisions for cardmember receivables consisting of principal (resulting from authorized transactions) and fee reserve components.
(b)	The Company presents a net write-off rate based on principal losses only (i.e., excluding interest and/or fees) to be consistent with industry convention. In addition, because the Company’s practice is to include uncollectible interest and/or fees as part of its total provision for losses, a net write-off rate including principal, interest and/or fees is also presented.
(c)	Effective January 1, 2010, the Company revised the time period in which past due cardmember receivables in International Card Services and Global Commercial Services are written off to when they are 180 days past due or earlier, consistent with applicable bank regulatory guidance and the write-off methodology for U.S. Card Services. Previously, receivables were written off when they were 360 days past billing or earlier. Therefore, the net write-offs for the first quarter of 2010 include net write-offs of approximately $60 million for International Card Services and approximately $48 million for Global Commercial Services resulting from this write-off methodology change, which increased the net loss ratios and decreased the 90 days past billing metrics for these segments, but did not have a substantial impact on provisions for losses.
(d)	Beginning with the first quarter of 2010, the Company has revised the net loss ratio to exclude net write-offs related to unauthorized transactions, consistent with the methodology for calculation of the net write-off rate for U.S. Card Services. The metrics for prior periods have not been revised for this change as it was deemed immaterial.
(e)	In accordance with new GAAP governing consolidations and VIEs, which resulted in the consolidation of the American Express Credit Account Master Trust (the Lending Trust) beginning January 1, 2010, $29.0 billion of additional cardmember loans along with a $2.5 billion loan loss reserve were recorded on the Company’s Consolidated Balance Sheets.
(f)	See below for calculation of net interest yield on cardmember loans, a non-GAAP measure, and net interest income divided by average loans, a GAAP measure. The Company believes net interest yield on cardmember loans is useful to investors because it provides a measure of profitability of the Company’s cardmember loan portfolio.
(g)	Includes elements of total interest income and total interest expense that are not attributable to the cardmember loan portfolio, and thus is not representative of net interest yield on cardmember loans. Includes interest income and interest expense attributable to investment securities and other interest-bearing deposits as well as to cardmember loans, and interest expense attributable to other activities, including cardmember receivables.

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

Calculation of Net Interest Yield on Cardmember Loans

	000000000	000000000	000000000
Years Ended December 31, (Millions, except percentages and where indicated)	2011	2010	2009
Calculation based on GAAP information:
Net interest income	$4,641	$4,869	$3,124
Average loans (billions)	$59.1	$58.4	$34.8
Adjusted net interest income	$5,345	$5,629	$3,540
Adjusted average loans (billions)	$59.0	$58.3	$34.9
Net interest income divided by average loans	7.9%	8.3%	9.0%
Net interest yield on cardmember loans	9.1%	9.7%	10.1%
Calculation based on managed information:
Net interest income	$4,641	$4,869	$5,977
Average loans (billions)	$59.1	$58.4	$63.8
Adjusted net interest income	$5,345	$5,629	$6,646
Adjusted average loans (billions)	$59.0	$58.3	$63.9
Net interest yield on cardmember loans	9.1%	9.7%	10.4%

The following discussions regarding Consolidated Results of Operations and Consolidated Liquidity and Capital Resources are presented on a basis consistent with GAAP unless otherwise noted.

Beginning the first quarter of 2011, certain payments to business partners previously expensed in other expenses have been reclassified as contra-revenue within discount revenue or as marketing and promotion expense. These partner payments are primarily related to certain co-brand contracts where upfront payments are amortized over the life of the contract. Amounts in prior periods for this item and certain other amounts have been reclassified to conform to the current presentation and are immaterial to the affected line items.

CONSOLIDATED RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2011

The Company’s 2011 consolidated income from continuing operations increased $842 million or 21 percent to $4.9 billion, and diluted EPS from continuing operations increased by $0.74 to $4.09. Consolidated income from continuing operations for 2010 increased $1.9 billion or 90 percent to $4.1 billion from 2009, and diluted EPS from continuing operations for 2010 increased by $1.81 to $3.35 from 2009.

Consolidated net income for 2011, 2010 and 2009 was $4.9 billion, $4.1 billion and $2.1 billion, respectively. Net income included income from discontinued operations of $36 million for 2011 and losses from discontinued operations of nil and $7 million for 2010 and 2009, respectively.

The Company’s total revenues net of interest expense and total expenses increased by approximately 9 percent and 13 percent, respectively, while total provisions for losses decreased by 50 percent in 2011. Assuming no changes in foreign currency exchange rates from 2010 to 2011, total revenues net of interest expense and total expenses increased approximately 7 percent and 11 percent, respectively, while total provisions for losses decreased approximately 50 percent in 20111.

The Company’s total revenues net of interest expense and total expenses increased by approximately 13 percent and 20 percent, respectively, while total provisions for losses decreased by 58 percent in 2010. Assuming no changes in foreign currency exchange rates from 2009 to 2010, total revenues net of interest expense and total expenses increased approximately 12 percent and 19 percent, respectively, while total provisions for losses decreased approximately 59 percent in 20101.

Results from continuing operations for 2011 included:

•	$153 million ($106 million after-tax) of net charges for costs related to the Company’s reengineering initiatives; and

•	A $102 million tax benefit related to the favorable resolution of certain prior years’ tax items.

Results from continuing operations for 2010 included:

•	$127 million ($83 million after-tax) of net charges for costs related to the Company’s reengineering initiatives.

Results from continuing operations for 2009 included:

•	A $211 million ($135 million after-tax) gain in 2009 on the sale of 50 percent of the Company’s equity holdings of Industrial and Commercial Bank of China (ICBC);

•	$190 million ($125 million after-tax) of net charges for costs related to the Company’s reengineering initiatives; and

•

$180 million ($113 million after-tax) of benefits related to the accounting for a net investment in the Company’s consolidated foreign subsidiaries. Refer to Business Segment Results — Corporate & Other for further discussion.

[1]

The foreign currency adjusted information, a non-GAAP measure, assumes a constant exchange rate between the periods being compared for purposes of currency translation into U.S. dollars (i.e., assumes the foreign exchange rates used to determine results for the current year apply to the corresponding year-earlier period against which such results are being compared). The Company believes the presentation of information on a foreign currency adjusted basis is helpful to investors by making it easier to compare the Company’s performance in one period to that of another period without the variability caused by fluctuations in currency exchange rates.

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

Total Revenues Net of Interest Expense

Consolidated total revenues net of interest expense for 2011 of $30.0 billion were up $2.4 billion or 9 percent from 2010. The increase in total revenues net of interest expense primarily reflects higher discount revenues, increased other commissions and fees, greater travel commissions and fees, higher net card fees, and higher other revenues, partially offset by lower net interest income. Consolidated total revenues net of interest expense for 2010 of $27.6 billion were up $3.2 billion or 13 percent from 2009, largely as a result of new GAAP governing consolidations and VIEs, which caused the reporting of write-offs related to securitized loans to move from net securitization income in 2009 to provisions for cardmember loan losses in 2010; in addition, total revenues net of interest expense also reflects higher discount revenues, increased other commissions and fees, greater travel commissions and fees, and higher net interest income, partially offset by lower other revenue and reduced net card fees.

Discount revenue for 2011 increased $1.9 billion or 12 percent as compared to 2010 to $16.7 billion as a result of a 15 percent increase in worldwide billed business, partially offset by a slightly lower discount rate. The lower revenue growth versus total billed business growth reflects the relatively faster growth in billed business related to GNS, where discount revenue is shared with card-issuing partners, and higher contra-revenue items, including cash rewards, corporate incentive payments and partner payments. The 15 percent increase in worldwide billed business in 2011 reflected an increase in proprietary billed business of 13 percent. The average discount rate was 2.54 percent and 2.55 percent for 2011 and 2010, respectively. Over time, repricing initiatives, changes in the mix of spending by location and industry, volume-related pricing discounts and investments in growth businesses will likely result in some erosion of the average discount rate.

U.S. billed business and billed business outside the United States were up 13 percent and 19 percent, respectively, in 2011, reflecting increases in average spending per proprietary basic card and basic cards-in-force.

The table below summarizes selected statistics for billed business and average spend:

	2011		2010
	Percentage Increase (Decrease)	Percentage Increase (Decrease) Assuming No Changes in Foreign Exchange Rates(a)	Percentage Increase (Decrease)	Percentage Increase (Decrease) Assuming No Changes in Foreign Exchange Rates(a)
Worldwide(b)
Billed business	15%	13%	15%	14%
Proprietary billed business	13	12	13	13
GNS billed business(c)	27	22	28	24
Average spending per proprietary basic card	12	11	18	17
Basic cards-in-force	7		4
United States(b)
Billed business	13		13
Average spending per proprietary basic card	11		18
Basic cards-in-force	4		(1)
Proprietary consumer card billed business(d)	11		12
Proprietary small business billed business(d)	14		11
Proprietary Corporate Services billed business(e)	14		19
Outside the United States(b)
Billed business	19	13	19	15
Average spending per proprietary basic card	16	10	20	16
Basic cards-in-force	11		9
Proprietary consumer and small business billed business(f)	15	9	14	9
Proprietary Corporate Services billed business(e)	19	13	20	18

(a)	Refer to footnote 1 on page 21 relating to changes in foreign exchange rates.
(b)	Captions in the table above not designated as “proprietary” or “GNS” include both proprietary and GNS data.
(c)	Included in the Global Network & Merchant Services (GNMS) segment.
(d)	Included in the USCS segment.
(e)	Included in the Global Commercial Services (GCS) segment.
(f)	Included in the International Card Services (ICS) segment.

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

Assuming no changes in foreign exchange rates, total billed business outside the United States grew 18 percent in Japan, Asia Pacific and Australia, 14 percent in Latin America and Canada, and 8 percent in Europe, the Middle East and Africa during 20112.

During 2010, discount revenue increased $1.7 billion or 13 percent to $14.9 billion compared to 2009 as a result of a 15 percent increase in worldwide billed business and a slightly higher average discount rate. The lower revenue growth versus total billed business growth reflects the relatively faster billed business growth rate of 28 percent related to GNS, where discount revenue is shared with card-issuing partners, and higher contra-revenues, including cash-back rewards costs and corporate incentive payments. The 15 percent increase in worldwide billed business in 2010 reflected an increase in proprietary billed business of 13 percent.

Travel commissions and fees increased $198 million or 11 percent to $2.0 billion in 2011 compared to 2010, primarily reflecting a 13 percent increase in worldwide travel sales. Travel commissions and fees increased $182 million or 11 percent to $1.8 billion in 2010 compared to 2009, primarily reflecting a 19 percent increase in worldwide travel sales, partially offset by lower pricing.

Other commissions and fees increased $238 million or 12 percent to $2.3 billion in 2011 compared to 2010, primarily driven by revenues related to Loyalty Partner. Other commissions and fees increased $253 million or 14 percent to $2.0 billion in 2010 compared to 2009, driven primarily by new GAAP governing consolidations and VIEs where fees related to securitized receivables are recognized as other commissions and fees beginning 2010. These fees were reported in net securitization income in 2009 and prior periods. The increase also reflects greater foreign currency conversion revenues related to higher spending, partially offset by lower delinquency fees in the non-securitized cardmember loan portfolio.

Net securitization income decreased $400 million to nil in 2010 compared to 2009, as the Company no longer reports net securitization income, in accordance with new GAAP governing consolidations and VIEs.

Other revenues in 2011 increased $237 million or 12 percent to $2.2 billion compared to 2010, primarily reflecting higher GNS partner-related royalty revenues, a contractual payment from a GNS partner and greater merchant-related fee revenues. Other revenues in 2010 decreased $163 million or 8 percent to $1.9 billion compared to 2009, primarily reflecting the $211 million gain on the sale of 50 percent of the Company’s equity holdings in ICBC in 2009, lower insurance premium revenues and higher partner investments reported as a contra-other revenue, partially offset by higher GNS partner-related royalty revenues, greater merchant fee-related revenue and higher publishing revenue.

Interest income decreased $331 million or 5 percent to $7.0 billion in 2011 compared to 2010. Interest and fees on loans decreased $246 million or 4 percent, driven by a lower net yield

[2]	Refer to footnote 1 on page 21 under Consolidated Results of Operations for the Three Years Ended December 31, 2011 relating to changes in foreign exchange rates.

on cardmember loans, partially offset by a slight increase in average cardmember loans. The lower net yield reflects lower revolving levels and lower balances at penalty rates due to the implementation of elements of the CARD Act and improved credit performance. These reductions to yield were partially offset by the benefit of certain repricing initiatives effective during 2009 and 2010. Interest and dividends on investment securities decreased $116 million or 26 percent, primarily reflecting decreased levels of investment securities. Interest income from deposits with banks and other increased $31 million or 47 percent, primarily due to higher average deposit balances versus the prior year. Interest income increased $2.0 billion or 37 percent to $7.3 billion in 2010 compared to 2009. Interest and fees on loans increased $2.3 billion or 52 percent, driven by an increase in the average loan balance resulting from the consolidation of securitized receivables beginning January 1, 2010, in accordance with new GAAP governing consolidations and VIEs. Interest income related to securitized receivables was reported in net securitization income in 2009 and prior periods, but beginning January 1, 2010, is reported in interest and fees on loans. The increase related to this consolidation was partially offset by a lower yield on cardmember loans, reflecting higher payment rates and lower revolving levels, and the implementation of elements of the CARD Act. These reductions to yield were partially offset by the benefit of certain repricing initiatives effective during 2009 and 2010. Interest and dividends on investment securities decreased $361 million or 45 percent, primarily reflecting the elimination of interest on retained securities in 2010 driven by new GAAP governing consolidations and VIEs and lower short-term investment levels. Interest income from deposits with banks and other increased $7 million or 12 percent primarily due to higher average deposit balances versus the prior year.

Interest expense decreased $103 million or 4 percent to $2.3 billion in 2011 compared to 2010. Interest expense related to deposits decreased $18 million or 3 percent to $528 million, as lower funding costs were partially offset by an increase in average deposit balances. Interest expense related to long-term debt and other decreased $93 million or 5 percent, reflecting lower average long-term debt balances, partially offset by higher effective funding costs. Interest expense increased $216 million or 10 percent to $2.4 billion in 2010 compared to 2009. Interest expense related to deposits increased $121 million or 28 percent, as higher customer balances were partially offset by a lower cost of funds. Interest expense related to short-term borrowings decreased $34 million or 92 percent, reflecting lower commercial paper levels versus the prior year and a lower cost of funds. Interest expense related to long-term debt and other increased $129 million or 7 percent, reflecting the consolidation of long-term debt associated with securitized loans previously held off-balance sheet beginning January 1, 2010, in accordance with new GAAP governing consolidations and VIEs. Interest expense related to this debt was reported in net securitization income in 2009 and prior periods, but is reported in long-term debt and other interest expense beginning January 1, 2010. The increase was partially offset by lower average long-term debt.

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

Provisions for Losses

Provisions for losses of $1.1 billion in 2011 decreased $1.1 billion or 50 percent, compared to 2010. Charge card provisions for losses increased $175 million or 29 percent, primarily driven by higher average receivable levels, higher write-offs and a release of reserves in the prior year due to improved credit performance. Cardmember loans provisions for losses decreased $1.3 billion or 83 percent, primarily reflecting lower write-offs and a lower cardmember loan reserve requirement in 2011 compared to 2010. The lending write-off rate was 2.9 percent in 2011 compared to 5.6 percent in 2010. Other provisions for losses increased 5 percent compared to the prior year.

Provisions for losses of $2.2 billion in 2010 decreased $3.1 billion or 58 percent, compared to 2009. Charge card provisions for losses decreased $262 million or 31 percent, driven by lower reserve requirements due to improved credit performance, partially offset by higher receivables. Cardmember loans provisions for losses decreased $2.7 billion or 64 percent, primarily reflecting lower reserve requirements during the year, due to improved credit performance, partially offset by an increase related to the inclusion of the 2010 expense for securitized loan write-offs as a result of new GAAP governing consolidations and VIEs, which in 2009 and prior periods was reported in net securitization income. Other provisions for losses decreased $105 million or 55 percent primarily reflecting lower merchant-related debit balances.

Expenses

Consolidated expenses for 2011 were $21.9 billion, up $2.5 billion or 13 percent from $19.4 billion in 2010. The increase in 2011 reflected higher cardmember rewards expenses, higher salaries and employee benefits expenses, higher other expenses, higher cardmember services expenses, greater professional services expenses and higher occupancy and equipment expenses, partially offset by lower marketing and promotion expenses. Consolidated expenses for 2010 were $19.4 billion, up $3.2 billion or 20 percent from $16.2 billion in 2009. The increase in 2010 reflected higher marketing and promotion expenses, increased cardmember rewards expense, higher salaries and employee benefits, higher professional services expenses, higher other expenses, and increased cardmember services expenses, partially offset by lower occupancy and equipment expense and lower communications expense. Consolidated expenses in 2011, 2010 and 2009 also included $153 million, $127 million and $190 million, respectively, of reengineering costs, of which $119 million, $96 million and $185 million, respectively, represent restructuring charges.

Marketing and promotion expenses decreased $151 million or 5 percent to $3.0 billion in 2011 from $3.1 billion in 2010, due to lower product media and brand spending. Marketing and promotion expenses increased $1.1 billion or 57 percent to $3.1 billion in 2010 from $2.0 billion in 2009, as improved credit and billings trends led to increased investments in growth businesses in 2010.

Cardmember rewards expenses increased $1.2 billion or 24 percent to $6.2 billion in 2011 from $5.0 billion in 2010, reflecting higher rewards-related spending volumes and co-brand expense. Cardmembers’ increased engagement with the Company’s Membership Rewards program drove an increase in the ultimate redemption rate to 92 percent in 2011 from 91 percent in 2010. This resulted in higher rewards expenses primarily driven by increased recent redemption patterns by U.S. cardmembers. Cardmember rewards expenses increased $995 million or 25 percent to $5.0 billion in 2010 from $4.0 billion in 2009, reflecting higher rewards-related spending volumes and co-brand expense, as well as a benefit in 2009 relating to the adoption of a more restrictive redemption policy for accounts 30 days past due.

Cardmember services expenses increased $125 million or 21 percent to $716 million in 2011 from $591 million in 2010, reflecting increased costs associated with new benefits made available to U.S. cardmembers.

Salaries and employee benefits expenses increased $686 million or 12 percent to $6.3 billion in 2011 from $5.6 billion in 2010, reflecting higher employee levels, merit increases for existing employees, increased benefit-related costs and higher incentive-related compensation. Salaries and employee benefits expenses increased $486 million or 10 percent to $5.6 billion in 2010 from $5.1 billion in 2009, reflecting a 2 percent increase in total employee count, merit increases for existing employees, higher benefit-related costs, including the impact of reinstating certain benefits that were temporarily suspended during the recession, higher management incentive compensation expense and greater volume-related sales incentives, partially offset by lower net reengineering costs in 2010 versus 2009.

Professional services expenses in 2011 increased $145 million or 5 percent compared to 2010, reflecting higher technology development expenditures including various initiatives related to digitizing the business, globalizing operating platforms and enhancing analytical data and capabilities. Higher legal costs and third-party merchant sales-force commissions also contributed to the increase. Professional services expenses in 2010 increased $398 million or 17 percent compared to 2009, reflecting higher technology development expenditures, greater legal costs and higher third-party merchant sales force commissions, partially offset by lower credit and collection agency costs.

Other expenses in 2011 increased $460 million or 20 percent to $2.8 billion compared to 2010, primarily reflecting $300 million of MasterCard settlement payments received in 2010 that ceased in the second quarter of 2011. In addition, higher other expenses are driven by costs associated with Loyalty Partner, data processing and software amortization expense, as well as lease termination costs. Other expenses in 2010 increased $170 million or 8 percent to $2.3 billion compared to 2009, reflecting the $180 million ($113 million after-tax) benefit in the third quarter of 2009 related to the accounting for a net investment in the Company’s consolidated foreign subsidiaries, as well as higher investments in business building initiatives and higher travel and entertainment costs in 2010, partially offset by lower postage and telephone-related costs and a charge of $63 million in 2009 for certain property exits.

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

Income Taxes

The effective tax rate was 30 percent in 2011 compared to 32 percent in 2010 and 25 percent in 2009. The tax rates in all years reflect the level of pretax income in relation to a generally consistent level of recurring permanent tax benefits. In addition, the tax rate in 2011 reflects a benefit related to a distribution of foreign subsidiary earnings with associated tax credits, as well as the favorable resolution of certain prior years’ tax items.

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

For the year ended December 31, 2011, net cash provided by operating activities of $10.5 billion increased $1.6 billion compared to $8.9 billion in 2010. The increase was primarily due to higher net income in 2011 and increases in other receivables and accounts payable and other liabilities, partially offset by lower provisions for losses and decreases in deferred taxes and other in 2011.

For the year ended December 31, 2010, net cash provided by operating activities of $8.9 billion increased $2.6 billion compared to $6.3 billion in 2009. The increase was primarily due to higher net income in 2010, increases in non-cash expenses for deferred taxes, acquisition costs and increases in accounts payable and other liabilities in 2010, partially offset by lower provisions for losses and an increase in other assets in 2010.

Cash Flows from Investing Activities

The Company’s investing activities primarily include funding cardmember loans and receivables, securitizations of cardmember loans and receivables, and activity in the Company’s available-for-sale investment portfolio.

For the year ended December 31, 2011, net cash used in investing activities of $0.5 billion decreased $0.7 billion compared to net cash used in investing activities of $1.2 billion in 2010, primarily due to lower purchases of investments and a decrease in restricted cash, partially offset by lower sales, maturity and redemption of investments and increases in cardmember loans and receivables.

For the year ended December 31, 2010, net cash used in investing activities of $1.2 billion decreased $5.6 billion compared to net cash used in investing activities of $6.8 billion in 2009, primarily due to higher maturity and redemption of investments and lower purchases of investments, partially offset by increases in cardmember loans and receivables.

Cash Flows from Financing Activities

The Company’s financing activities primarily include issuing and repaying debt, taking customer deposits, paying dividends and repurchasing common and preferred shares.

For the year ended December 31, 2011, net cash used in financing activities of $1.4 billion decreased $6.7 billion compared to $8.1 billion in 2010, due to increases in customer deposits and issuances of long-term debt during 2011 as compared to 2010, partially offset by increases in principal payments of long-term debt and repurchases of common shares and a decrease in short-term borrowings in 2011.

For the year ended December 31, 2010, net cash used in financing activities of $8.1 billion increased $3.5 billion compared to $4.6 billion in 2009, due to a reduced level of growth in customer deposits during 2010 as compared to 2009 and an increase in principal payments of long-term debt, partially offset by a net increase in short-term borrowings in 2010 and the repurchase of preferred shares in 2009.

CERTAIN LEGISLATIVE, REGULATORY AND OTHER DEVELOPMENTS

As a participant in the financial services industry, the Company is subject to a wide array of regulations applicable to its businesses. As a bank holding company and a financial holding company, the Company is subject to comprehensive examination and supervision by the Federal Reserve and to a range of laws and regulations that impact the business and operations. In addition, the extreme disruptions in global capital markets that commenced in mid-2007 and the resulting instability and failure and near failure of numerous financial institutions, as well as reports of widespread consumer abuse, led to a number of changes in the financial services industry, including more intense supervision, enhanced enforcement activity, significant additional regulation and the formation of additional regulatory bodies. Although the long-term impact on the Company of much of the recent and pending legislative and regulatory initiatives remains uncertain, the Company expects that compliance requirements and expenditures will continue to rise for financial services firms, including the Company, as the legislation and rules continue to become effective and implemented over the course of the next several years.

The CARD Act

The Company is subject to the provisions of the legislation known as the CARD Act, which was enacted in May 2009 to fundamentally reform credit card billing practices, pricing and disclosure requirements. The Company has made changes to its product terms and practices that are designed to comply with the CARD Act, including pricing-related actions, while mitigating the impact on Company revenue of the changes required by the CARD Act and the regulatory amendments. Although the

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

Company believes its actions to mitigate the impact of the CARD Act have, to date, been largely effective, the impacts of certain other provisions of the CARD Act are still subject to some uncertainty such as the requirement to periodically reevaluate annual percentage rate (APR) increases.

Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Reform Act), which was enacted in July 2010, is comprehensive in scope and contains a wide array of provisions intended to govern the practices and oversight of financial institutions and other participants in the financial markets. Among other matters, the law creates a new independent Consumer Financial Protection Bureau (the CFPB), which has broad rulemaking authority over providers of credit, savings, payment and other consumer financial products and services with respect to certain federal consumer financial laws. Moreover, the CFPB has examination and enforcement authority with respect to certain federal consumer financial laws for some providers of consumer financial products and services, including the Company and its insured depository institution subsidiaries. The CFPB is directed to prohibit “unfair, deceptive or abusive” acts or practices, and to ensure that all consumers have access to fair, transparent and competitive markets for consumer financial products and services. Following a review by the FDIC and the Utah Department of Financial Institutions (DFI) of American Express Centurion Bank’s (Centurion Bank) card practices for compliance with certain consumer protection laws and regulations, and the FDIC’s providing the CFPB with information the FDIC considered relevant and obtained by it in the course of its review, the FDIC notified Centurion Bank that it plans to take formal enforcement action against it, and it appears likely the CFPB and the DFI will take some type of action against Centurion Bank as well. See “Legal Proceedings” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.

The Dodd-Frank Reform Act prohibits payment card networks from restricting merchants from offering discounts or incentives to customers to pay with particular forms of payment, such as cash, check, credit or debit card, or restricting merchants from setting certain minimum and maximum transaction amounts for credit cards, as long as any such discounts or incentives or any minimum or maximum transaction amounts do not discriminate on the basis of the issuer or network and comply with applicable federal or state disclosure requirements.

Under the Dodd-Frank Reform Act, the Federal Reserve is also authorized to regulate interchange fees paid to financial institutions on debit card and certain general-use prepaid card transactions to ensure that they are “reasonable and proportional” to the cost of processing individual transactions, and to prohibit payment card networks and issuers from requiring transactions to be processed on a single payment network or fewer than two unaffiliated networks. The Federal Reserve issued its final rule on June 29, 2011, which provides that the regulations on interchange and routing do not apply to a three-party network like American Express when it acts as both the issuer and the network for its prepaid cards, and the Company is therefore not a “payment card network” as that term is defined and used for the specific purposes of this final rule.

The Dodd-Frank Reform Act also authorizes the Federal Reserve to establish heightened capital, leverage and liquidity standards, risk management requirements, concentration limits on credit exposures, mandatory resolution plans (so-called “living wills”) and stress tests for, among others, large bank holding companies, such as the Company, that have greater than $50 billion in assets. In addition, certain derivative transactions will be required to be centrally cleared, which may create or increase collateral posting requirements for the Company.

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

Department of Justice Litigation

The U.S. Department of Justice (DOJ) and certain states attorneys general have brought an action against the Company alleging that the provisions in the Company’s card acceptance agreements with merchants that prohibit merchants from discriminating against the Company’s card products at the point of sale violate the U.S. antitrust laws. Visa and MasterCard, which were also defendants in the DOJ and state action, entered into a settlement agreement and have been dismissed as parties pursuant to that agreement. The settlement enjoins Visa and MasterCard from adopting rules or entering into contracts that prohibit merchants from engaging in various actions to steer cardholders to other cards products or payment forms at the point of sale. If similar conditions were imposed on American Express, it could have a material adverse effect on American Express’ business.

Other Legislative and Regulatory Initiatives

The payment card sector also faces continuing scrutiny in connection with the fees merchants pay to accept cards. Regulators and legislators outside the United States have focused on the way bankcard network members collectively set the “interchange” (that is, the fee paid by the bankcard merchant acquirer to the card-issuing bank in “four party” payment networks, like Visa and MasterCard). Although, unlike the Visa and MasterCard networks, the American Express network does not collectively set fees, antitrust actions and government regulation relating to merchant pricing could affect all networks.

In certain countries, such as Australia, and in certain member states in Europe, merchants are permitted by law to surcharge card purchases. While surcharging continues to be actively considered in certain jurisdictions, the benefits to customers have not been apparent in countries that have allowed it, and in some cases regulators are addressing concerns about excessive

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

surcharging by merchants. Excessive surcharging, particularly where it disproportionately impacts American Express cardmembers, could have a material adverse effect on the Company if it becomes widespread. In the European Union (the EU), the Consumer Rights Directive, which was adopted by the EU Council of Ministers in October 2011, would prohibit merchants from surcharging card purchases more than the merchants’ cost of acceptance. The EU member states have two years to adopt this legislation.

In addition to the provisions of the Dodd-Frank Reform Act regarding merchants’ ability to offer discounts or incentives to encourage customers’ use of a particular form of payment, a number of U.S. states have either adopted or are considering legislation that would prohibit card networks from imposing similar conditions and restrictions on merchants.

Also, other countries in which the Company operates have been considering and in some cases adopting similar legislation and rules that would impose changes on certain practices of card issuers, merchant acquirers and bankcard networks.

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

•

Liquidity programs that enable the Company to continuously meet expected future financing obligations and business requirements for at least a twelve-month period, even in the event it is unable to continue to raise new funds under its traditional funding programs.

CAPITAL STRATEGY

The Company’s objective is to retain sufficient levels of capital generated through earnings and other sources to maintain a solid equity capital base and to provide flexibility to support future business growth. The Company believes capital allocated to growing businesses with a return on risk-adjusted equity in excess of its costs will generate shareholder value.

The level and composition of the Company’s consolidated capital position are determined through the Company’s internal capital adequacy assessment process, which reflects its business activities, as well as marketplace conditions and credit rating agency requirements. They are also influenced by subsidiary capital requirements. The Company, as a bank holding company, is also subject to regulatory requirements administered by the U.S. federal banking agencies. The Federal Reserve has established specific capital adequacy guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items.

The Company currently calculates and reports its capital ratios under the standards commonly referred to as Basel I. In June 2004, the Basel Committee on Banking Supervision (commonly referred to as Basel) published new international guidelines for determining regulatory capital (Basel II). In December 2007, the U.S. bank regulatory agencies jointly adopted a final rule based on Basel II. The Company has adopted Basel II in certain non-U.S. jurisdictions and is currently taking steps toward Basel II implementation in the U.S.

The Dodd-Frank Reform Act and a series of international capital and liquidity standards known as Basel III published by Basel on December 16, 2010 will in the future change the current quantitative measures. In general, these changes will involve, for the U.S. banking industry as a whole, a reduction in the types of instruments deemed to be capital, along with an increase in the amount of capital that assets, liabilities and certain off-balance sheet items require. These changes will generally serve to reduce reported capital ratios compared to current capital guidelines. The specific U.S. guidelines supporting the new standards and the Basel III capital standards have not been finalized, but are generally expected to be issued in 2012. In addition to these measurement changes, international and U.S. banking regulators could increase the ratio levels at which banks are considered to be “well capitalized”.

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

The following table presents the regulatory risk-based capital ratios and leverage ratio for the Company and its significant bank subsidiaries, as well as additional ratios widely utilized in the marketplace, as of December 31, 2011. As noted below, certain of these ratios are based on shareholders’ equity of $18.8 billion as of December 31, 2011.

	Well- Capitalized Ratios(a)	Ratios as of December 31, 2011
Risk-Based Capital
Tier 1	6%
American Express Company		12.3%
Centurion Bank		18.8%
FSB		17.4%
Total	10%
American Express Company		14.3%
Centurion Bank		20.1%
FSB(b)		19.8%
Tier 1 Leverage	5%
American Express Company		10.2%
Centurion Bank		19.1%
FSB		18.4%
Common Equity to Risk-Weighted Assets
American Express Company		15.6%
Tier 1 Common Risk-Based(c)
American Express Company		12.3%
Tangible Common Equity to Risk-Weighted Assets(c)
American Express Company		12.0%

(a)	As defined by the Company’s primary regulator.
(b)	Refer to Note 23 to the Consolidated Financial Statements for further discussion of FSB’s Total capital ratio.
(c)	Refer to page 29 for a reconciliation of Tier 1 common equity and tangible common equity, both non-GAAP measures.

Basel III, when implemented by the U.S. banking agencies and fully phased-in, will require bank holding companies and their bank subsidiaries to maintain substantially more capital than prior requirements, with a greater emphasis on common equity. While final implementation of the rules related to capital ratios will be determined by the Federal Reserve, the Company estimates that had the new rules (as currently proposed) been in place during the fourth quarter of 2011, the reported Tier 1 risk-based capital and Tier 1 common risk-based ratios would decline by approximately 30 basis points. Similarly, the reported Tier 1 leverage ratio would decline by approximately 160 basis points.3 The estimated impact of the Basel III rules will change over time based upon changes in the size and composition of the Company’s balance sheet as well as based on the U.S. implementation of the Basel III rules; and the estimated impact for the fourth quarter of 2011 is not necessarily indicative of the impact in future periods.

[3]

The proposed capital ratios are non-GAAP measures. The Company believes the presentation of the proposed capital ratios is helpful to investors by showing the impact of Basel III, assuming the new rules as currently proposed are implemented by the Federal Reserve.

The following provides definitions for the Company’s regulatory risk-based capital ratios and leverage ratio, which are calculated as per standard regulatory guidance if applicable:

Risk-Weighted Assets — Assets are weighted for risk according to a formula used by the Federal Reserve to conform to capital adequacy guidelines. On and off-balance sheet items are weighted for risk, with off-balance sheet items converted to balance sheet equivalents, using risk conversion factors, before being allocated a risk-adjusted weight. The off-balance sheet items comprise a minimal part of the overall calculation. Risk-weighted assets as of December 31, 2011 were $120.9 billion.

Tier 1 Risk-Based Capital Ratio — The Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets. Tier 1 capital is the sum of common shareholders’ equity, certain perpetual preferred stock (not applicable to the Company), and noncontrolling interests in consolidated subsidiaries, adjusted for ineligible goodwill and intangible assets, as well as certain other comprehensive income items as follows: net unrealized gains/losses on securities and derivatives, and net unrealized pension and other postretirement benefit losses, all net of tax. Tier 1 capital as of December 31, 2011 was $14.9 billion. This ratio is commonly used by regulatory agencies to assess a financial institution’s financial strength and is the primary form of capital used to absorb losses beyond current loss accrual estimates.

Total Risk-Based Capital Ratio — The total risk-based capital ratio is calculated as the sum of Tier 1 capital and Tier 2 capital, divided by risk-weighted assets. Tier 2 capital is the sum of the allowance for receivable and loan losses (limited to 1.25 percent of risk-weighted assets) and 45 percent of the unrealized gains on equity securities, plus a $750 million subordinated hybrid security, for which the Company received approval from the Federal Reserve for treatment as Tier 2 capital. Tier 2 capital as of December 31, 2011 was $2.4 billion.

Tier 1 Leverage Ratio — The Tier 1 leverage ratio is calculated by dividing Tier 1 capital by the Company’s average total consolidated assets for the most recent quarter. Average total consolidated assets as of December 31, 2011 were $146.3 billion.

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

The following provides definitions for capital ratios widely used in the marketplace, although they may be calculated differently by different companies:

Tier 1 Common Risk-Based Capital Ratio — The Tier 1 common risk-based capital ratio is calculated as Tier 1 common equity, a non-GAAP measure, divided by risk-weighted assets. Tier 1 common equity is calculated by reference to total shareholders’ equity as shown below:

(Millions)	December 31, 2011
Total shareholders’ equity	$18,794
Effect of certain items in accumulated other comprehensive income (loss) excluded from Tier 1 common equity	194
Less: Ineligible goodwill and intangible assets	(4,051)
Less: Ineligible deferred tax assets	(58)

Total Tier 1 common equity	$14,879

The Company believes the Tier 1 common risk-based capital ratio may be useful because it can be used to assess and compare the quality and composition of the Company’s capital with the capital of other financial services companies. Moreover, the proposed international banking capital standards known as Basel III include measures that rely on the Tier 1 common risk-based capital ratio.

Common Equity and Tangible Common Equity to Risk-Weighted Assets Ratios — Common equity equals the Company’s shareholders’ equity of $18.8 billion as of December 31, 2011, and tangible common equity, a non-GAAP measure, equals common equity less goodwill and other intangibles of $4.3 billion as of December 31, 2011. The Company believes presenting the ratio of tangible common equity to risk-weighted assets is a useful measure of evaluating the strength of the Company’s capital position.

The Company seeks to maintain capital levels and ratios in excess of the minimum regulatory requirements; failure to maintain minimum capital levels could affect the Company’s status as a financial holding company and cause the respective regulatory agencies to take actions that could limit the Company’s business operations.

The Company’s primary source of equity capital has been the generation of net income. Historically, capital generated through net income and other sources, such as the exercise of stock options by employees, has exceeded the annual growth in its capital requirements. To the extent capital has exceeded business, regulatory and rating agency requirements, the Company has historically returned excess capital to shareholders through its regular common share dividend and share repurchase program.

The Company maintains certain flexibility to shift capital across its businesses as appropriate. For example, the Company may infuse additional capital into subsidiaries to maintain capital at targeted levels in consideration of debt ratings and regulatory requirements. These infused amounts can affect the capital profile and liquidity levels at the American Express’ parent company (Parent Company) level.

SHARE REPURCHASES AND DIVIDENDS

The Company has a share repurchase program to return excess capital to shareholders. The share repurchases reduce shares outstanding and offset, in whole or part, the issuance of new shares as part of employee compensation plans.

During 2011, the Company returned $3.2 billion to its shareholders in the form of dividends ($856 million) and share repurchases ($2.3 billion), which represents approximately 56 percent of total capital generated. During the year, the Company repurchased 48 million common shares at an average price of $48.13. On January 9, 2012, the Company submitted its Comprehensive Capital Plan (CCP) to the Federal Reserve requesting approval to proceed with additional share repurchases in 2012. The CCP includes an analysis of performance and capital availability under certain adverse economic assumptions. The CCP was submitted to the Federal Reserve pursuant to the Federal Reserve’s guidance on dividends and capital distributions. The Company expects a response from the Federal Reserve by March 15, 2012.

Since the inception of repurchase programs in December 1994, 732 million shares have been acquired under cumulative Board authorizations to repurchase up to 770 million shares. On a cumulative basis, since 1994, the Company has distributed 63 percent of capital generated through share repurchases and dividends.

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

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

FUNDING PROGRAMS AND ACTIVITIES

The Company meets its funding needs through a variety of sources, including direct and third-party distributed deposits and debt instruments, such as senior unsecured debentures, asset securitizations, borrowings through a secured financing facility and long-term committed bank borrowing facilities in certain non-U.S. regions.

The Company had the following consolidated debt and customer deposits outstanding as of December 31:

	000000000	000000000
(Billions)	2011	2010
Short-term borrowings	$3.4	$3.4
Long-term debt	59.6	66.4

Total debt	63.0	69.8
Customer deposits	37.9	29.7

Total debt and customer deposits	$100.9	$99.5

The Company seeks to raise funds to meet all of its financing needs, including seasonal and other working capital needs, while also seeking to maintain sufficient cash and readily-marketable securities that are easily convertible to cash, in order to meet the scheduled maturities of all long-term funding obligations on a consolidated basis for a 12-month period. Management does not expect to make any major funding or liquidity strategy changes in order to meet Basel III’s Liquidity Coverage Ratio standard.

The Company’s funding plan for the full year 2012 includes, among other sources, approximately $3 billion to $9 billion of unsecured term debt issuance and $1 billion to $6 billion of secured term debt issuance. The Company’s funding plans are subject to various risks and uncertainties, such as future business growth, the impact of global economic, political and other events on market capacity, demand for securities offered by the Company, regulatory changes, ability to securitize and sell receivables, and the performance of receivables previously sold in securitization transactions. Many of these risks and uncertainties are beyond the Company’s control.

The Company’s equity capital and funding strategies are designed, among other things, to maintain appropriate and stable unsecured debt ratings from the major credit rating agencies, Moody’s Investor Services (Moody’s), Standard & Poor’s (S&P), Fitch Ratings (Fitch) and Dominion Bond Rating Services (DBRS). Such ratings help to support the Company’s access to cost-effective unsecured funding as part of its overall financing programs. The Company’s asset-backed securitization (ABS) activities are rated separately.

Credit Agency	Entity Rated	Short-Term Ratings	Long-Term Ratings	Outlook
DBRS	All rated entities	R-1 (middle)	A (high)	Stable

Fitch	All rated entities	F1	A+	Stable

Moody’s	TRS(a) and rated operating subsidiaries	Prime-1	A2	Stable

Moody’s	American Express Company	Prime-2	A3	Stable

S&P	All rated entities	A-2	BBB+	Stable

(a)	American Express Travel Related Services Company, Inc.

Downgrades in the Company’s unsecured debt or asset securitization program’s securities ratings could result in higher funding costs, as well as higher fees related to borrowings under its unused lines of credit. Declines in credit ratings could also reduce the Company’s borrowing capacity in the unsecured debt and asset securitization capital markets. The Company believes the change in its funding mix, which now includes an increasing proportion of U.S. retail deposits insured by the Federal Deposit Insurance Corporation (FDIC), should reduce the impact that credit rating downgrades would have on the Company’s funding capacity and costs. Downgrades to certain of the Company’s unsecured debt ratings in the last several years have not materially impacted the Company’s borrowing costs or resulted in a reduction in its borrowing capacity.

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

SHORT-TERM FUNDING PROGRAMS

Short-term borrowings, such as commercial paper, are defined as any debt with an original maturity of 12 months or less, as well as interest-bearing overdrafts with banks. The Company’s short-term funding programs are used primarily to meet working capital needs, such as managing seasonal variations in receivables balances. Short-term borrowings were stable throughout 2011. The amount of short-term borrowings issued in the future will depend on the Company’s funding strategy, its needs and market conditions.

The Company had the following short-term borrowings outstanding as of December 31:

	000000000	000000000
(Billions)	2011	2010
Commercial paper	$0.6	$0.6
Other short-term borrowings	2.8	2.8

Total	$3.4	$3.4

Refer to Note 10 to the Consolidated Financial Statements for further description of these borrowings.

The Company’s short-term borrowings as a percentage of total debt as of December 31 were as follows:

	000000000	000000000
	2011	2010
Short-term borrowings as a percentage of total debt	5.4%	4.9%

As of December 31, 2011, the Company had $0.6 billion of commercial paper outstanding. Average commercial paper outstanding was $0.6 billion and $0.9 billion in 2011 and 2010, respectively.

American Express Credit Corporation’s (Credco) total back-up liquidity coverage, which includes its undrawn committed bank facilities, was 62 percent and over 100 percent of its net short-term borrowings as of December 31, 2011 and 2010, respectively. The undrawn committed bank credit facilities were $2.9 billion as of December 31, 2011.

DEPOSIT PROGRAMS

The Company offers deposits within its American Express Centurion Bank and American Express Bank, FSB subsidiaries (together, the Banks). These funds are currently insured up to $250,000 per account through the FDIC. The Company’s ability to obtain deposit funding and offer competitive interest rates is dependent on the Banks’ capital levels. The Company, through FSB, has a direct retail deposit program, Personal Savings from American Express, to supplement its distribution of deposit products sourced through third-party distribution channels. The direct retail program makes FDIC-insured certificates of deposit (CDs) and high-yield savings account products available directly to consumers.

During 2011, within U.S. retail deposits the Company focused on continuing to grow both the number of accounts and the total balances outstanding on savings accounts and CDs that were sourced directly with consumers through Personal Savings from American Express. The account and balance growth of Personal Savings from American Express outpaced the maturities of CDs sourced through third-party distribution channels.

The Company held the following deposits as of December 31, 2011 and 2010:

	000000000	000000000
(Billions)	2011	2010
U.S. retail deposits:
Savings accounts – Direct	$14.6	$7.7
Certificates of deposit:(a)
Direct	0.9	1.1
Third party	10.8	11.4
Sweep accounts – Third party	11.0	8.9
Other deposits	0.6	0.6

Total customer deposits	$37.9	$29.7

(a)	The weighted average remaining maturity and weighted average rate at issuance on the total portfolio of U.S. retail CDs, issued through direct and third-party programs, were 22 months and 2.2 percent, respectively.

LONG-TERM DEBT PROGRAMS

During 2011, the Company and its subsidiaries issued debt and asset securitizations with maturities ranging from 2 to 5 years. These amounts included approximately $2.0 billion of AAA-rated lending securitization certificates, $0.3 billion of subordinated notes and certificates and $3.8 billion of unsecured debt across a variety of maturities and markets. During the year, the Company retained approximately $0.2 billion of subordinated securities, as the pricing and yields for these securities were not attractive compared to other sources of financing available to the Company.

The Company’s 2011 issuances were as follows:

000000000
(Billions)	Amount
American Express Credit Corporation:
Fixed Rate Senior Notes (2.8% coupon)	$2.3
Floating Rate Senior Note (3-month LIBOR plus 85 basis points)	0.6
American Express Canada Credit Corporation
Fixed Rate Senior Notes (3.6% coupon)	0.6
Floating Rate Senior Note (1-month CDOR plus 105 basis points)(a)	0.3
American Express Credit Account Master Trust:(b)
Floating Rate Senior Notes (1-month LIBOR plus 15 basis points on average)	2.0
Floating Rate Subordinated Notes and Certificates (1-month LIBOR plus 79 basis points on average)	0.3

Total	$6.1

(a)	Canadian Dealer Offered Rate.
(b)	Issuances from the Lending Trust do not include $0.2 billion of subordinated securities retained by American Express during the year.

ASSET SECURITIZATION PROGRAMS

The Company periodically securitizes cardmember receivables and loans arising from its card business, as the securitization market provides the Company with cost-effective funding. Securitization of cardmember receivables and loans is accomplished through the transfer of those assets to a trust, which in turn issues to third-party investors, certificates or notes (securities) collateralized by the transferred assets. The proceeds from issuance are distributed to the Company, through its wholly owned subsidiaries, as consideration for the transferred assets.

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

The receivables and loans being securitized are reported as assets on the Company’s Consolidated Balance Sheets and the related securities issued to third-party investors are reported as long-term debt.

Under the respective terms of the securitization trust agreements, the occurrence of certain triggering events could result in establishment of reserve funds or, in a worst-case scenario, early amortization of investor certificates. During the year ended December 31, 2011, no triggering events occurred that would have resulted in funding of reserve accounts or early amortization.

The ability of issuers of asset-backed securities to obtain necessary credit ratings for their issuances has historically been based, in part, on qualification under the FDIC’s safe harbor rule for assets transferred in securitizations. In 2009 and 2010, the FDIC issued a series of changes to its safe harbor rule, with its new final rule for its securitization safe harbor, issued in 2010, requiring issuers to comply with a new set of requirements in order to qualify for the safe harbor. Issuances out of the Lending Trust are grandfathered under the new FDIC final rule. The trust for the Company’s cardmember charge receivable securitization (the Charge Trust) does not satisfy the criteria required to be covered by the FDIC’s new safe harbor rule, nor did it meet the requirements to be covered by the safe harbor rule existing prior to 2009. It was structured and continues to be structured such that the financial assets transferred to the Charge Trust would not be deemed to be property of the originating banks in the event the FDIC is appointed as a receiver or conservator of the originating banks. The Company has received confirmation from Moody’s, S&P and Fitch, which rate issuances from the Charge Trust, that they will continue to rate issuances from such trust in the same manner as they have historically, even though the Charge Trust does not satisfy the requirements to be covered by the FDIC’s safe harbor rule. Nevertheless, one or more of the rating agencies may ultimately conclude that in the absence of compliance with the safe harbor rule, the highest rating a Charge Trust security could receive would be based on the originating bank’s unsecured debt rating. If one or more rating agencies come to this conclusion, it could adversely impact the Company’s capacity and cost of using its Charge Trust as a source of funding for its business.

LIQUIDITY MANAGEMENT

The Company’s liquidity objective is to maintain access to a diverse set of cash, readily-marketable securities and contingent sources of liquidity, such that the Company can continuously meet expected future financing obligations and business requirements for at least a twelve-month period, even in the event it is unable to raise new funds under its regular funding programs. The Company has in place a Liquidity Risk Policy that sets out the Company’s approach to managing liquidity risk on an enterprise-wide basis.

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

The Company’s current liquidity target is to have adequate liquidity in the form of excess cash and readily-marketable securities that are easily convertible into cash to satisfy all maturing long-term funding obligations for a 12-month period. In addition to its cash and readily-marketable securities, the Company maintains a variety of contingent liquidity resources, such as access to undrawn amounts under its secured financing facility and the Federal Reserve discount window as well as committed bank credit facilities.

As of December 31, 2011, the Company’s excess cash and readily-marketable securities available to fund long-term maturities were as follows:

	000000000
(Billions)	Total
Cash	$17.9	(a)
Readily-marketable securities	0.9	(b)

Total Liquidity Portfolio	18.8
Less:
Short-term obligations outstanding	0.6	(c)

Cash and readily-marketable securities available to fund maturities	$18.2

(a)	Includes $24.9 billion classified as cash and cash equivalents, less $7.8 billion of cash available to fund day-to-day operations. Cash as shown in the table above also includes $101 million classified as other assets on the Company’s Consolidated Balance Sheets, which is held against certain forthcoming asset-backed securitization maturities and $750 million classified as other receivables on the Company’s Consolidated Balance Sheet, which relates to readily marketable securities that matured on December 31, 2011, but which did not settle until January 3, 2012. The $17.9 billion represents cash residing in the United States.
(b)	Consists of certain available-for-sale investment securities (U.S. Treasury and agency securities and government-guaranteed debt) that are considered highly liquid.
(c)	Consists of commercial paper.

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

The upcoming approximate maturities of the Company’s long-term unsecured debt, debt issued in connection with asset-backed securitizations and long-term certificates of deposit are as follows:

(Billions)	Debt Maturities
2012 Quarters Ending:	Unsecured Debt	Asset-Backed Securitizations	Certificates of Deposit	Total
March 31	$1.0	$0.5	$1.2	$2.7
June 30	1.2	2.0	0.7	3.9
September 30	0.5	3.2	0.4	4.1
December 31	1.6	1.1	0.9	3.6

Total	$4.3	$6.8	$3.2	$14.3

The Company’s financing needs for the next 12 months are expected to arise from these debt and deposit maturities as well as changes in business needs, including changes in outstanding cardmember loans and receivables as well as acquisition activities.

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

The level of net interest costs will be dependent on the size of the Company’s cash and readily-marketable securities holdings, as well as the difference between its cost of funding these amounts and their investment yields.

Securitized Borrowing Capacity

The Company maintained a $3.0 billion committed, revolving, secured financing facility sponsored by and with liquidity backup provided by a syndicate of banks as of December 31, 2011 (the secured financing facility). The secured financing facility is used in the ordinary course of business to fund seasonal working capital needs, as well as further enhance the Company’s contingent funding resources. As of December 31, 2011, $3.0 billion was drawn on this facility.

Federal Reserve Discount Window

The Banks are insured depository institutions that have the ability to borrow from the Federal Reserve Bank of San Francisco, subject to the amount of qualifying collateral pledged. The Federal Reserve has indicated that both credit and charge card receivables are a form of qualifying collateral for secured borrowing made through the discount window. Whether specific assets will be considered qualifying collateral for secured borrowings made through the discount window, and the amount that may be borrowed against the collateral, remain in the discretion of the Federal Reserve.

The Company had approximately $38.4 billion as of December 31, 2011 in U.S. credit card loans and charge card receivables that could be sold over time through its existing securitization trusts, or pledged in return for secured borrowings to provide further liquidity, subject in each case to applicable market conditions and eligibility criteria.

Committed Bank Credit Facilities

In addition to the secured financing facility, the Company maintained committed syndicated bank credit facilities as of December 31, 2011, as follows:

	000000000	000000000	000000000
(Billions)	Parent Company	Credco	Total
Committed	$0.8	$6.7	$7.5
Outstanding	$–	$4.6	$4.6

The Company’s committed bank credit facilities expire as follows:

000000000
(Billions)
2012	$2.9
2014	2.0
2016	2.6

Total	$7.5

The availability of the credit lines is subject to the Company’s compliance with certain financial covenants, including the maintenance by the Company of a certain level of consolidated tangible net worth, the maintenance by Credco of a certain ratio of combined earnings and fixed charges to fixed charges, and the compliance by the Banks with applicable regulatory capital adequacy guidelines. As of December 31, 2011, the Company was in compliance with each of its covenants. The drawn balance of the committed credit facilities of $4.6 billion as of December 31, 2011 was used to fund the Company’s business activities in the normal course. The remaining capacity of the facilities mainly served to further enhance the Company’s contingent funding resources.

The Company’s committed bank credit facilities do not contain material adverse change clauses, which might otherwise preclude borrowing under the credit facilities, nor are they dependent on the Company’s credit rating.

Parent Company Funding

Parent Company long-term debt outstanding was $10.1 billion and $10.3 billion as of December 31, 2011 and 2010, respectively.

The Parent Company is authorized to issue commercial paper under a program supported by a $0.8 billion multi-purpose committed bank credit facility. The credit facility will expire in 2012. There was no Parent Company commercial paper outstanding during 2011 and 2010 and no borrowings have been made under its bank credit facility.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The Company has identified both on and off-balance sheet transactions, arrangements, obligations and other relationships that may have a material current or future effect on its financial condition, changes in financial condition, results of operations, or liquidity and capital resources.

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

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

	000000000	000000000	000000000	000000000	000000000
	Payments due by year
(Millions)	2012	2013–2014	2015–2016	2017 and thereafter	Total(a)
Long-term debt	$11,057	$26,437	$10,466	$10,842	$58,802
Interest payments on long-term debt(b)	1,626	2,531	1,584	3,374	9,115
Certificates of deposit	3,703	7,262	874	222	12,061
Other long-term liabilities(c)	86	138	41	30	295
Operating lease obligations	255	422	279	1,048	2,004
Purchase obligations(d)	470	199	116	27	812

Total	$17,197	$36,989	$13,360	$15,543	$83,089

(a)	The above table excludes approximately $1.2 billion of tax liabilities that have been recorded in accordance with GAAP governing the accounting for uncertainty in income taxes as inherent complexities and the number of tax years currently open for examination in multiple jurisdictions do not permit reasonable estimates of payments, if any, to be made over a range of years.
(b)	Estimated interest payments were calculated using the effective interest rate in place as of December 31, 2011, and reflects the effect of existing interest rate swaps. Actual cash flows may differ from estimated payments.
(c)	As of December 31, 2011, there were no minimum required contributions, and no contributions are currently planned, for the U.S. American Express Retirement Plan. For the U.S. American Express Retirement Restoration Plan and non-U.S. defined benefit pension and postretirement benefit plans, contributions in 2012 are anticipated to be approximately $48 million, and this amount has been included within other long-term liabilities. Remaining obligations under defined benefit pension and postretirement benefit plans aggregating $706 million have not been included in the table above as the timing of such obligations is not determinable. Additionally, other long-term liabilities do not include $5.1 billion of Membership Rewards liabilities, which are not considered long-term liabilities as cardmembers in good standing can redeem points immediately, without restrictions, and because the timing of point redemption is not determinable.
(d)	The purchase obligation amounts represent non-cancelable minimum contractual obligations by period under contracts that were in effect as of December 31, 2011. Termination fees are included in these amounts.

The Company also has certain contingent obligations to make payments under contractual agreements entered into as part of the ongoing operation of the Company’s business, primarily with co-brand partners. The contingent obligations under such arrangements were approximately $5.3 billion as of December 31, 2011.

In addition to the contractual obligations noted above, the Company has off-balance sheet arrangements that include guarantees, retained interests in structured investments, unconsolidated variable interest entities and other off-balance sheet arrangements as more fully described below.

GUARANTEES

The Company’s principal guarantees are associated with cardmember services to enhance the value of owning an American Express card. As of December 31, 2011, the Company had guarantees totaling approximately $52 billion related to cardmember protection plans, as well as other guarantees in the ordinary course of business that are within the scope of GAAP governing the accounting for guarantees. Refer to Note 13 to the Consolidated Financial Statements for further discussion regarding the Company’s guarantees.

CERTAIN OTHER OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2011, the Company had approximately $238 billion of unused credit available to cardmembers as part of established lending product agreements. Total unused credit available to cardmembers does not represent potential future cash requirements, as a significant portion of this unused credit will likely not be drawn. The Company’s charge card products have no pre-set limit and, therefore, are not reflected in unused credit available to cardmembers.

Refer to Note 24 to the Consolidated Financial Statements for discussion regarding the Company’s other off-balance sheet arrangements.

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

RISK MANAGEMENT

GOVERNANCE

Risk management and key risks identified by management are overseen by the Company’s Board of Directors and its Audit and Risk Committee. The Audit and Risk Committee reports regularly to the Board on the matters reviewed at the Committee level. The Board and its Audit and Risk Committee monitor the Company’s risk culture, oversee risk management capabilities and risk outcomes in key business units, and review specific risks, as needed.

The Audit and Risk Committee approves the Company’s Enterprise-wide Risk Management Policy, which defines risk management objectives, risk appetite, risk limits, and escalation triggers, and establishes the internal governance structure for managing risks. The Policy focuses on the risks that are most important to the Company given its business model — credit risk (individual and institutional), operational risk, and reputational risk. The Audit and Risk Committee also approves the policies governing the areas of individual credit risk, institutional credit risk, market risk, liquidity risk, operational risk, asset/liability management and capital management, as well as the policy governing the launch of new products and services. Internal management committees, including the Enterprise-wide Risk Management Committee (ERMC), chaired by the Company’s Chief Risk Officer, and the Asset-Liability Committee (ALCO), chaired by the Company’s Chief Financial Officer, are responsible for implementing the policies across the Company. The ERMC approves policies governing reputational risk management, model governance and validation, and economic capital.

The Audit and Risk Committee periodically reviews risk profiles, risk trends and evolution of risk management capabilities of the Company’s major business units as well as updates on enterprise-wide operational risk management trends, events and capabilities (including, but not limited to, compliance, fraud, legal, information security, and privacy risks), market risk and funding and liquidity risk. The Audit and Risk Committee receives regular reports discussing emerging risks (including their likelihood and potential impact), key risk escalations, and compliance with the policy-based risk limits. The Audit and Risk Committee meets regularly in private session with the Company’s Chief Risk Officer and other senior management with regard to the Company’s risk management processes, controls and capabilities.

CREDIT RISK MANAGEMENT PROCESS

Credit risk is defined as loss due to obligor or counterparty default or changes in the credit quality of a security. Credit risks in the Company are divided into two broad categories: individual and institutional. Each has distinct risk management tools and metrics. Business units that create individual or institutional credit risk exposures of significant importance are supported by dedicated risk management teams, each led by a Chief Credit Officer. To preserve independence, Chief Credit Officers for all business units have a solid line reporting relationship to the Company’s Chief Risk Officer.

INDIVIDUAL CREDIT RISK

Individual credit risk arises principally from consumer and small business charge cards, credit cards, lines of credit, and loans. These portfolios consist of millions of customers across multiple geographies, occupations, industries and levels of net worth. The Company benefits from the high-quality profile of its customers, which is driven by brand, premium customer servicing, product features and risk management capabilities, which span underwriting, customer management and collections. Externally, the risk in these portfolios is correlated with broad economic trends, such as unemployment rates, GDP growth, and home values, which can affect customer liquidity.

The business unit leaders and their embedded Chief Credit Officers take the lead in managing this process. These Chief Credit Officers are guided by the Individual Credit Risk Committee which is responsible for implementation and enforcement of the Individual Credit Risk Management Policy. This policy is further supported by subordinate policies and operating manuals covering decision logic and processes of credit extension, including prospecting, new account approvals, authorizations, line management and collections. The subordinate risk policies and operating manuals are designed to assure consistent application of risk management principles and standardized reporting of asset quality and loss recognition.

Individual credit risk management is supported by sophisticated proprietary scoring and decision-making models that use the most up-to-date proprietary information on prospects and customers, such as spending and payment history, data feeds from credit bureaus and mortgage information. Additional data, such as new commercial variables, continue to be integrated into the risk models to further mitigate small business risk. The Company has developed data-driven economic decision logic for customer interactions to better serve its customers.

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

INSTITUTIONAL CREDIT RISK

Institutional credit risk arises principally within the Company’s Global Corporate Payments, Global Merchant Services, and Global Network Services, Prepaid Services, Foreign Exchange Services (formerly known as Global Foreign Exchange Services) businesses and investment and liquidity management activities. Unlike individual credit risk, institutional credit risk is characterized by a lower loss frequency but higher severity. It is affected both by general economic conditions and by client-specific events. The absence of large losses in any given year or over several years is not necessarily representative of the level of risk of institutional portfolios, given the infrequency of loss events in such portfolios.

Similar to Individual Credit Risk, business units taking institutional credit risks are supported by Chief Credit Officers. These officers are guided by the Institutional Risk Management Committee (IRMC), which is responsible for implementation and enforcement of the Institutional Credit Risk Management Policy and for providing guidance to the credit officers of each business unit with substantial institutional credit risk exposures. The committee, along with business unit Chief Credit Officers, makes investment decisions in core risk capabilities, ensures proper implementation of the underwriting standards and contractual rights of risk mitigation, monitors risk exposures, and determines risk mitigation actions. The IRMC formally reviews large institutional exposures to ensure compliance with ERMC guidelines and procedures and escalates them to the ERMC as appropriate. At the same time, the IRMC provides guidance to business unit risk teams to optimize risk-adjusted returns on capital. A company-wide risk rating unit and a specialized airline risk group provide risk assessment of institutional obligors.

Exposure to Airline Industry

The Company has multiple important co-brand, rewards and corporate payments arrangements with airlines. The Company’s largest airline partner is Delta Air Lines and this relationship includes exclusive co-brand credit card partnerships and other arrangements including Membership Rewards, merchant acceptance, travel and corporate payments. Refer to Note 22 to the Consolidated Financial Statements for further discussion of these relationships.

European Debt Exposure

As part of its ongoing risk management process, the Company monitors its financial exposure to both sovereign and non-sovereign customers and counterparties, and measures and manages concentrations of risk by geographic regions, as well as by economic sectors and industries. Several European countries have been subject to credit deterioration due to weaknesses in their economic and fiscal situations. The Company is closely monitoring its exposures to Italy, Spain, Ireland, Greece and Portugal, which have been determined to be high risk based on the market assessment of the riskiness of their sovereign debt and the Company’s assessment of their economic and financial outlook. As of December 31, 2011, the Company did not hold any investments in sovereign debt securities issued by Italy, Spain, Ireland, Greece or Portugal, and the Company’s gross credit exposures to government entities, financial institutions and corporations in those countries were individually and collectively not material.

MARKET RISK MANAGEMENT PROCESS

Market risk is the risk to earnings or value resulting from movements in market prices. The Company’s market risk exposure is primarily generated by:

•	Interest rate risk in its card, insurance and Travelers Cheque businesses, as well as in its investment portfolios; and

•	Foreign exchange risk in its operations outside the United States.

Market Risk limits and escalation triggers within the Market Risk and Asset Liability Management Policies are approved by the Audit and Risk Committee and ALCO. Market risk is centrally monitored for compliance with policy and limits by the Market Risk Committee, which reports into the ALCO and is chaired by the Chief Market Risk Officer. Market risk management is also guided by policies covering the use of derivative financial instruments, funding and liquidity and investments.

The Company’s market exposures are in large part by-products of the delivery of its products and services. Interest rate risk arises through the funding of cardmember receivables and fixed-rate loans with variable-rate borrowings as well as through the risk to net interest margin from changes in the relationship between benchmark rates such as Prime and LIBOR.

Interest rate exposure within the Company’s charge card and fixed-rate lending products is managed by varying the proportion of total funding provided by variable-rate debt and deposits compared to fixed-rate debt and deposits. In addition, interest rate swaps are used from time to time to effectively convert fixed-rate debt to variable-rate or to convert variable-rate debt to fixed-rate. The Company may change the mix between variable-rate and fixed-rate funding based on changes in business volumes and mix, among other factors.

The Company does not engage in derivative financial instruments for trading purposes. Refer to Note 12 to the Consolidated Financial Statements for further discussion of the Company’s derivative financial instruments.

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

As of December 31, 2011, the detrimental effect on the Company’s annual net interest income of a hypothetical 100 basis point increase in interest rates would be approximately $192 million. To calculate this effect, the Company first measures the potential change in net interest income over the following 12 months taking into consideration anticipated future business growth and market-based forward interest rates. The Company then measures the impact of the assumed forward interest rate plus the 100 basis point increase on the projected net interest income. This effect is primarily driven by the volume of charge card receivables and loans deemed to be fixed-rate and funded by variable-rate liabilities. As of December 31, 2011, the percentage of worldwide charge card accounts receivable and credit card loans that were deemed to be fixed rate was 67.7 percent, or $71.3 billion, with the remaining 32.3 percent, or $34.0 billion, deemed to be variable rate.

The Company is also subject to market risk from changes in the relationship between the benchmark Prime rate that determines the yield on its variable-rate lending receivables and the benchmark LIBOR rate that determines the effective interest cost on a significant portion of its outstanding debt. Differences in the rate of change of these two indices, commonly referred to as basis risk, would impact the Company’s variable-rate U.S. lending net interest margins because the Company borrows at rates based on LIBOR but lends to its customers based on the Prime rate. The detrimental effect on the Company’s net interest income of a hypothetical 10 basis point decrease in the spread between Prime and one-month LIBOR over the next 12 months is estimated to be $34 million. The Company currently has approximately $34 billion of Prime-based, variable-rate U.S. lending receivables that are funded with LIBOR-indexed debt, including asset securitizations.

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

As of December 31, 2011 and 2010, foreign currency derivative instruments with total notional amounts of approximately $23 billion and $22 billion, respectively, were outstanding. Derivative hedging activities related to cross-currency charges, balance sheet exposures and foreign currency earnings generally do not qualify for hedge accounting; however, derivative hedging activities related to translation exposure of foreign subsidiary equity generally do.

With respect to cross-currency charges and balance sheet exposures, including related foreign exchange forward contracts outstanding, the effect on the Company’s earnings of a hypothetical 10 percent change in the value of the U.S. dollar would be immaterial as of December 31, 2011. With respect to earnings denominated in foreign currencies, the adverse impact on pretax income of a hypothetical 10 percent strengthening of the U.S. dollar related to anticipated overseas operating results for the next 12 months would be approximately $175 million as of December 31, 2011. With respect to translation exposure of foreign subsidiary equity, including related foreign exchange forward contracts outstanding, a hypothetical 10 percent strengthening in the U.S. dollar would result in an immaterial reduction in equity as of December 31, 2011.

The actual impact of interest rate and foreign exchange rate changes will depend on, among other factors, the timing of rate changes, the extent to which different rates do not move in the same direction or in the same direction to the same degree, and changes in the volume and mix of the Company’s businesses.

FUNDING & LIQUIDITY RISK MANAGEMENT PROCESS

Liquidity risk is defined as the inability of the Company to meet its ongoing financial and business obligations as they become due at a reasonable cost. General principles and the overall framework for managing liquidity risk across the Company are defined in the Liquidity Risk Policy approved by the ALCO and Audit and Risk Committee of the Board. Liquidity risk is centrally managed by the Funding and Liquidity Committee, which reports into the ALCO. The Company manages liquidity risk by maintaining access to a diverse set of cash, readily-marketable securities and contingent sources of liquidity, such that the Company can continuously meet its business requirements and expected future financing obligations for at least a twelve-month period, even in the event it is unable to raise new funds under its regular funding programs. The Company balances the trade-offs between maintaining too much liquidity, which can be costly and limit financial flexibility, and having inadequate liquidity, which may result in financial distress during a liquidity event.

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

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

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

In order to appropriately measure and manage operational risk, the Company has developed a comprehensive operational risk framework that is defined in the Operational Risk Management Policy approved by the Audit and Risk Committee of the Board of Directors. The Operational Risk Management Committee (ORMC) coordinates and oversees the operational risk mitigation efforts by Lead Operational Risk Officers in the business units and staff groups, supported by the control groups.

The Company uses the operational risk framework to identify, measure, monitor and report inherent and emerging operational risks. This framework, supervised by the ORMC, consists of (a) operational risk event capture, (b) a project office to coordinate issue management and control enhancements, (c) key risk indicators, and (d) process and entity-level risk self-assessments.

The framework requires the assessment of operational risk events to determine root causes, impacts and accountability for risk mitigation. The impact on the Company is assessed from a financial, brand, regulatory and legal perspective. The operational risk model also assesses the frequency and likelihood that events may occur again so that the appropriate mitigation steps may be taken.

The process risk self-assessment methodology is used to facilitate compliance with Section 404 of the Sarbanes-Oxley Act, and is also used for non-financial operational risk self-assessments. During the entity risk self-assessment, senior leaders identify key operational risks in a business unit or staff group and determine the Company’s risk mitigation plans.

REPUTATIONAL RISK MANAGEMENT PROCESS

The Company defines reputational risk as the risk that negative public perceptions regarding the Company’s products, services, business practices, management, clients and partners, whether true or not, could cause a decline in the customer base, costly litigation, or revenue reductions.

The Company views protecting its reputation as core to its vision of becoming the world’s most respected service brand and fundamental to its long-term success.

General principles and the overall framework for managing reputational risk across the Company are defined in the Reputational Risk Management Policy. The Reputational Risk Management Committee is responsible for implementation of and adherence to this policy, and for performing periodic assessment of the Company’s reputation and brand health based on internal and external assessments.

Business leaders across the Company are responsible for ensuring that reputation risk implications of transactions, business activities and management practices are appropriately considered and relevant subject matter experts are engaged as needed.

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

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

Beginning in the first quarter of 2011, the Company changed its segment allocation methodology to better align segment reporting with the Company’s previously announced management reorganization, which had been implemented over the several prior quarters. The reorganization included the formation of the Enterprise Growth Group, which is reported in Corporate & Other. The group consists of three core business units: Online and Mobile, Fee Based Services and Global Payment Options (formerly known as Global Prepaid). Starting in the first quarter of 2011, certain business activities such as LoyaltyEdge and Foreign Exchange Services that were previously managed and reported in the USCS and GCS operating segments, respectively, are now managed by Enterprise Growth. The reorganization also included consolidation of certain corporate support functions into the Global Services organization. Greater centralization of activities has led to modifications in the costs being allocated from Corporate & Other to the reportable operating segments starting in the first quarter of 2011. Prior period segment results have been revised for these changes.

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

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

U.S. CARD SERVICES

SELECTED INCOME STATEMENT DATA

	000000000	000000000	000000000
Years Ended December 31, (Millions)	2011	2010	2009
Revenues
Discount revenue, net card fees and other	$10,648	$9,884	$9,043

Securitization income, net(a)	–	–	400

Interest income	5,230	5,390	3,216
Interest expense	807	812	568

Net interest income	4,423	4,578	2,648

Total revenues net of interest expense	15,071	14,462	12,091
Provisions for losses	687	1,591	3,769

Total revenues net of interest expense after provisions for losses	14,384	12,871	8,322

Expenses
Marketing, promotion, rewards and cardmember services	6,593	5,744	4,362
Salaries and employee benefits and other operating expenses	3,662	3,623	3,385

Total	10,255	9,367	7,747

Pretax segment income	4,129	3,504	575
Income tax provision	1,449	1,279	171

Segment income	$2,680	$2,225	$404

(a)	In accordance with new GAAP governing consolidations and VIEs, the Company no longer reports securitization income, net in its income statement beginning January 1, 2010.

SELECTED STATISTICAL INFORMATION

	000000000	000000000	000000000
As of or for the Years Ended December 31, (Billions, except percentages and where indicated)	2011	2010	2009
Card billed business	$424.3	$378.1	$339.4
Total cards-in-force (millions)	40.9	39.9	39.5
Basic cards-in-force (millions)	30.4	29.7	29.5
Average basic cardmember spending (dollars)*	$14,124	$12,795	$10,957
U.S. Consumer Travel:
Travel sales (millions)	$3,603	$3,116	$2,561
Travel commissions and fees/sales	8.3%	8.2%	8.4%
Total segment assets	$97.8	$91.3	$57.6
Segment capital (millions)	$8,804	$7,411	$6,021
Return on average segment capital(a)	33.0%	35.0%	7.9%
Return on average tangible segment capital(a)	34.8%	37.8%	8.6%

Cardmember receivables:
Total receivables	$20.6	$19.2	$17.8
30 days past due as a % of total	1.9%	1.5%	1.8%
Average receivables	$18.8	$17.1	$16.1
Net write-off rate – principal only(b)	1.7%	1.6%	3.8%
Net write-off rate – principal and fees(b)	1.9%	1.8%	4.2%

Cardmember loans – GAAP basis portfolio:
Total loans	$53.7	$51.6	$23.5
30 days past due loans as a % of total	1.4%	2.1%	3.7%
Average loans	$50.3	$49.8	$25.9
Net write-off rate – principal only(b)	2.9%	5.8%	9.1%
Net write-off rate – principal, interest and fees(b)	3.2%	6.3%	10.4%
Net interest income divided by average loans(c)(d)	8.8%	9.2%	10.2%
Net interest yield on cardmember loans(c)	8.9%	9.4%	9.4%

Cardmember loans – Managed basis portfolio:
Total loans	$53.7	$51.6	$52.6
30 days past due loans as a % of total	1.4%	2.1%	3.7%
Average loans	$50.3	$49.8	$54.9
Net write-off rate – principal only(b)	2.9%	5.8%	8.7%
Net write-off rate – principal, interest and fees(b)	3.2%	6.3%	9.9%
Net interest yield on cardmember loans(c)	8.9%	9.4%	10.1%

*	Proprietary cards only.
(a)	Return on average segment capital is calculated by dividing (i) one-year period segment income ($2.7 billion, $2.2 billion and $404 million for 2011, 2010 and 2009, respectively) by (ii) one-year average segment capital ($8.1 billion, $6.4 billion and $5.1 billion for 2011, 2010 and 2009, respectively). Return on average tangible segment capital is computed in the same manner as return on average segment capital except the computation of average tangible segment capital, a non-GAAP measure, excludes from average segment capital average goodwill and other intangibles of $425 million, $459 million and $432 million as of December 31, 2011, 2010 and 2009 respectively. The Company believes return on average tangible segment capital is a useful measure of the profitability of its business.
(b)	Refer to “Consolidated Results of Operations — Selected Statistical Information”, footnote (b) on page 20.
(c)	See table on the following page for the calculation of net interest yield on cardmember loans, a non-GAAP measure, and net interest income divided by average loans, a GAAP measure.
(d)	Refer to “Consolidated Results of Operations — Selected Statistical Information”, footnote (g) on page 20.

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

Calculation of Net Interest Yield on Cardmember Loans

	000000000	000000000	000000000
Years Ended December 31, (Millions, except percentages and where indicated)	2011	2010	2009
Calculation based on GAAP information:
Net interest income	$4,423	$4,578	$2,648
Average loans (billions)	$50.3	$49.8	$25.9
Adjusted net interest income	$4,490	$4,684	$2,451
Adjusted average loans (billions)	$50.3	$49.8	$26.0
Net interest income divided by average loans	8.8%	9.2%	10.2%
Net interest yield on cardmember loans	8.9%	9.4%	9.4%
Calculation based on managed information:
Net interest income	$4,423	$4,578	$5,501
Average loans (billions)	$50.3	$49.8	$54.9
Adjusted net interest income	$4,490	$4,684	$5,558
Adjusted average loans (billions)	$50.3	$49.8	$55.0
Net interest yield on cardmember loans	8.9%	9.4%	10.1%

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2011

The following discussion of USCS segment results of operations is presented on a GAAP basis.

USCS reported segment income of $2.7 billion for 2011, a $455 million or 20 percent increase from $2.2 billion in 2010, which increased $1.8 billion or greater than 100 percent from 2009.

Total Revenues Net of Interest Expense

In 2011, USCS total revenues net of interest expense increased $609 million or 4 percent to $15.1 billion due to increases in discount revenue, net card fees and other and a decrease in interest expense, partially offset by decreased interest income.

Discount revenue, net card fees and other of $10.6 billion in 2011 increased $764 million or 8 percent from 2010, primarily resulting from higher discount revenue, driven by billed business growth of 12 percent. The growth in billed business was driven by a 10 percent increase in average spending per proprietary basic cards-in-force. This line also reflects higher travel commissions and fees, driven by increased travel sales and was partially offset by lower other commissions and fees primarily due to reduced conversion revenue.

Interest income of $5.2 billion in 2011 was $160 million or 3 percent lower than in 2010, principally due to lower yields on cardmember loans.

Interest expense of $807 million in 2011 decreased $5 million or 1 percent as compared to a year ago, reflecting reduced cost of funds, partially offset by increased average cardmember receivable and loan balances.

Total revenues net of interest expense of $14.5 billion in 2010 were $2.4 billion or 20 percent higher than 2009, primarily as a result of increases in discount revenue, net card fees and other, and interest income, partially offset by increased interest expense.

Provisions for Losses

Provisions for losses decreased $904 million or 57 percent to $687 million for 2011 compared to 2010, principally reflecting lower reserve requirements driven by improving cardmember loan trends, partially offset by higher charge card provision resulting from higher cardmember receivable balances and a higher net write-off rate. The lending net write-off rate decreased to 2.9 percent in 2011 from 5.8 percent in 2010. The charge card net write-off rate increased to 1.7 percent in 2011 from 1.6 percent in 2010.

Provisions for losses decreased $2.2 billion or 58 percent to $1.6 billion for 2010 compared to 2009, principally reflecting lower reserve requirements driven by improving cardmember loan and charge card credit trends, partially offset by the inclusion in 2010 of write-offs on securitized cardmember loans as a result of new GAAP governing consolidations and VIEs and a higher charge card provision.

Expenses

During 2011, USCS expenses increased $888 million or 9 percent to $10.3 billion, due to increased marketing, promotion, rewards and cardmember services expenses, and salaries and employee benefits and total other operating expenses. Expenses included a reengineering net benefit of $8 million in 2011, and charges of $55 million and $12 million in 2010 and 2009, respectively. Expenses in 2010 of $9.4 billion were $1.6 billion or 21 percent higher than in 2009, due to increased marketing, promotion, rewards and cardmember services expenses, and salaries and employee benefits and total operating expenses.

Marketing, promotion, rewards and cardmember services expenses increased $849 million or 15 percent in 2011 to $6.6 billion, driven by increased rewards costs, which reflect greater rewards related spending volumes, higher co-brand expense, increases in the ultimate redemption rate as the result of increased customer engagement, and the previously mentioned increase of the ultimate redemption rate estimate for the U.S. membership rewards program. Cardmember services expense also increased as a result of new benefits provided to cardmembers. These increases were partially offset by lower marketing and promotion expenses resulting from decreased product and media spending. Marketing, promotion, rewards and cardmember services expenses increased $1.4 billion or 32 percent in 2010 to $5.7 billion, due to increased investment spending resulting from better credit and business trends in 2010 and higher rewards expense primarily due to greater rewards-related spending volumes and higher co-brand expense.

Salaries and employee benefits and other operating expenses of $3.7 billion in 2011 increased $39 million or 1 percent from 2010, primarily reflecting increased salary and other employee benefit costs, offset by reengineering expense in the prior year. Salaries and employee benefits and other operating expenses of $3.6 billion in 2010 increased $238 million or 7 percent from 2009, primarily reflecting the higher reengineering-related costs, and higher technology development expenditures and other business building investments.

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

Income Taxes

The effective tax rate was 35 percent for 2011 compared to 37 percent and 30 percent for 2010 and 2009, respectively. The tax rates for each of these years reflect the benefits from the resolution of certain prior years’ tax items and the relationship of recurring permanent tax benefits to varying levels of pretax income.

INTERNATIONAL CARD SERVICES

SELECTED INCOME STATEMENT DATA

	000000000	000000000	000000000
Years Ended December 31, (Millions)	2011	2010	2009
Revenues
Discount revenue, net card fees and other	$4,361	$3,678	$3,442

Interest income	1,304	1,393	1,509
Interest expense	426	428	427

Net interest income	878	965	1,082

Total revenues net of interest expense	5,239	4,643	4,524
Provisions for losses	268	392	1,211

Total revenues net of interest expense after provisions for losses	4,971	4,251	3,313

Expenses
Marketing, promotion, rewards and cardmember services	1,857	1,612	1,221
Salaries and employee benefits and other operating expenses	2,352	2,050	1,821

Total	4,209	3,662	3,042

Pretax segment income	762	589	271
Income tax provision (benefit)	39	52	(59)

Segment income	$723	$537	$330

SELECTED STATISTICAL INFORMATION

	000000000	000000000	000000000
As of or for the Years Ended December 31, (Billions, except percentages and where indicated)	2011	2010	2009
Card billed business	$124.2	$107.9	$94.9
Total cards-in-force (millions)	15.3	15.0	15.0
Basic cards-in-force (millions)	10.5	10.4	10.5
Average basic cardmember spending (dollars)*	$11,935	$10,366	$8,758
International Consumer Travel:
Travel sales (millions)	$1,324	$1,126	$985
Travel commissions and fees/sales	7.8%	8.0%	8.6%
Total segment assets	$29.1	$25.3	$23.0
Segment capital (millions)	$2,840	$2,199	$2,262
Return on average segment capital(a)	25.8%	25.1%	15.0%
Return on average tangible segment capital(a)	49.8%	34.8%	20.0%

Cardmember receivables:
Total receivables	$7.2	$6.7	$5.9
90 days past billing as a % of total(b)	0.9%	1.0%	2.1%
Net loss ratio (as a % of charge volume)(b)	0.15%	0.24%	0.36%

Cardmember loans:
Total loans	$8.9	$9.3	$9.2
30 days past due loans as a % of total	1.7%	2.3%	3.3%
Average loans	$8.8	$8.6	$8.9
Net write-off rate — principal only(c)	2.7%	4.6%	6.8%
Net write-off rate — principal, interest and fees(c)	3.3%	5.5%	8.0%
Net interest income divided by average loans(d)(e)	10.0%	11.2%	12.2%
Net interest yield on cardmember loans(d)	9.9%	11.1%	12.2%

*	Proprietary cards only.
(a)	Return on average segment capital is calculated by dividing (i) one-year period segment income ($723 million, $537 million and $330 million for 2011, 2010 and 2009, respectively) by (ii) one-year average segment capital ($2.8 billion, $2.1 billion and $2.2 billion for 2011, 2010 and 2009, respectively). Return on average tangible segment capital is computed in the same manner as return on average segment capital except the computation of average tangible segment capital, a non-GAAP measure, excludes from average segment capital average goodwill and other intangibles of $1.3 billion, $592 million and $551 million as of December 31, 2011, 2010 and 2009, respectively. The Company believes that return on average tangible segment capital is a useful measure of the profitability of its business.
(b)	Effective January 1, 2010, the Company revised the time period in which past due cardmember receivables in ICS are written off to when they are 180 days past due or earlier, consistent with applicable bank regulatory guidance and the write-off methodology for USCS. Previously, receivables were written off when they were 360 days past billing or earlier. Therefore, the net write-offs for the first quarter of 2010 include net write-offs of approximately $60 million for ICS resulting from this write-off methodology change, which increased the net loss ratio and decreased the 90 days past billing metric for this segment, but did not have a substantial impact on provisions for losses.
(c)	Refer to “Consolidated Results of Operations”, footnote (b) on page 20.
(d)	See table below for the calculation of net interest yield on cardmember loans, a non-GAAP measure, and net interest income divided by average loans, a GAAP measure.
(e)	Refer to “Consolidated Results of Operations — Selected Statistical Information”, footnote (g) on page 20.

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

Calculation of Net Interest Yield on Cardmember Loans

	000000000	000000000	000000000
Years Ended December 31, (Millions, except percentages and where indicated)	2011	2010	2009
Net interest income	$878	$965	$1,082
Average loans (billions)	$8.8	$8.6	$8.9
Adjusted net interest income	$855	$946	$1,087
Adjusted average loans (billions)	$8.6	$8.5	$8.9
Net interest income divided by average loans	10.0%	11.2%	12.2%
Net interest yield on cardmember loans	9.9%	11.1%	12.2%

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2011

ICS reported segment income of $723 million for 2011, a $186 million or 35 percent increase from $537 million in 2010, which increased $207 million or 63 percent from 2009. The increase in segment income for 2011 is primarily due to an increase in total revenues net of interest expense and a decrease in provisions for losses, partially offset by an increase in expenses. A significant portion of ICS segment income in 2009 is attributable to the Company’s internal tax allocation process. See further discussion in the Income Taxes section below.

Total Revenues Net of Interest Expense

In 2011, ICS total revenues net of interest expense increased $596 million or 13 percent to $5.2 billion compared to 2010 due to higher discount revenue, net card fees and other, partially offset by lower interest income.

Discount revenue, net card fees, and other increased $683 million or 19 percent to $4.4 billion in 2011 compared to 2010, primarily driven by a 15 percent increase in billed business and the inclusion of Loyalty Partner’s revenues following the closing of the acquisition in the first quarter of 2011. The 15 percent increase in billed business in 2011 reflected a 15 percent increase in average spending per proprietary basic cards-in-force. Assuming no changes in foreign currency exchange rates from 2010 to 2011, billed business and average spending per proprietary basic cards-in-force both increased 9 percent; volumes increased across the major geographic regions, including an increase of 10 percent in Latin America and Canada, 9 percent in Japan, Asia Pacific and Australia, and 7 percent in Europe, the Middle East and Africa4.

Interest income declined $89 million or 6 percent to $1.3 billion in 2011 compared to 2010, primarily reflecting a lower yield on cardmember loans, partially offset by slightly higher average loans.

Interest expense of $426 million in 2011 was flat compared to 2010, as lower average loan balances offset higher average receivable levels.

[4]	Refer to footnote 1 on page 21 under Consolidated Results of Operations for the Three Years Ended December 31, 2011 relating to changes in foreign exchange rates.

Total revenues net of interest expense of $4.6 billion in 2010 was $119 million or 3 percent higher than 2009 due to higher discount revenue, net card fees and other, partially offset by lower interest income.

Provisions for Losses

Provisions for losses decreased $124 million or 32 percent to $268 million in 2011 compared to 2010, primarily reflecting lower reserve requirements due to improving cardmember loan and charge card credit trends, partially offset by increased charge card provision expense driven by higher average receivable balances. The charge card net loss ratio (as a percentage of charge volume) was 0.15 percent in 2011 versus 0.24 percent in 2010. The lending net write-off rate was 2.7 percent in 2011 versus 4.6 percent in 2010.

Provisions for losses decreased $819 million or 68 percent to $392 million in 2010 compared to 2009, primarily reflecting lower reserve requirements due to improving cardmember loan and charge card credit trends.

Expenses

During 2011, ICS expenses increased $547 million or 15 percent to $4.2 billion compared to 2010, due to higher marketing, promotion, rewards and cardmember services and increased salaries and employee benefits and other operating expenses. Expenses in 2011, 2010 and 2009 included $36 million, $19 million and $4 million, respectively, of reengineering costs, primarily related to the Company’s reengineering initiatives in 2011, 2010 and 2009. Expenses in 2010 of $3.7 billion were $620 million or 20 percent higher than 2009, due to higher marketing, promotion, rewards and cardmember services and increased salaries and employee benefits and other operating expenses.

Marketing, promotion, rewards and cardmember services expenses increased $245 million or 15 percent to $1.9 billion in 2011 compared to 2010, primarily due to greater volume-related rewards costs and co-brand expenses and the inclusion of Loyalty Partner following the closing of the acquisition in the first quarter of 2011. Marketing, promotion, rewards and cardmember services expenses increased $391 million or 32 percent to $1.6 billion in 2010 compared to 2009, primarily due to higher marketing and promotion expenses and greater volume-related rewards costs.

Salaries and employee benefits and other operating expenses increased $302 million or 15 percent to $2.4 billion in 2011 compared to 2010, reflecting the inclusion of Loyalty Partner expenses following the closing of the acquisition in the first quarter of 2011, as well as increased salary and benefit costs. Salaries and employee benefits and other operating expenses increased $229 million or 13 percent to $2.1 billion in 2010 compared to 2009, reflecting the higher net reengineering costs in 2010, higher technology development expenditures, increased investments in sales-force, closing costs related to the acquisition of Loyalty Partner and other business building investments.

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

Income Taxes

The effective tax rate was 5 percent in 2011 compared to 9 percent in 2010 and negative 22 percent in 2009. The tax rate in 2011 reflects the allocated share of a tax benefit related to a distribution of foreign subsidiary earnings with associated foreign tax credits. The tax rate in 2010 reflects a benefit from the resolution of certain prior years’ tax items. In addition, the tax rates in each of the periods primarily reflect the impact of recurring permanent tax benefits on varying levels of pretax income. This segment reflects the favorable impact of the consolidated tax benefit related to its ongoing funding activities outside the United States, which is allocated to ICS under the Company’s internal tax allocation process.

GLOBAL COMMERCIAL SERVICES

SELECTED INCOME STATEMENT DATA

	000000000	000000000	000000000
Years Ended December 31, (Millions)	2011	2010	2009
Revenues
Discount revenue, net card fees and other	$4,880	$4,347	$3,882

Interest income	9	7	5
Interest expense	264	227	180

Net interest expense	(255)	(220)	(175)

Total revenues net of interest expense	4,625	4,127	3,707
Provisions for losses	76	157	177

Total revenues net of interest expense after provisions for losses	4,549	3,970	3,530

Expenses
Marketing, promotion, rewards and cardmember services	547	439	331
Salaries and employee benefits and other operating expenses	2,927	2,808	2,724

Total	3,474	3,247	3,055

Pretax segment income	1,075	723	475
Income tax provision	337	273	144

Segment income	$738	$450	$331

SELECTED STATISTICAL INFORMATION

	000000000	000000000	000000000
As of or for the Years Ended December 31, (Billions, except percentages and where indicated)	2011	2010	2009
Card billed business	$154.2	$132.8	$111.2
Total cards-in-force (millions)	7.0	7.1	7.1
Basic cards-in-force (millions)	7.0	7.1	7.1
Average basic cardmember
spending (dollars)*	$21,898	$18,927	$15,544
Global Corporate Travel:
Travel sales	$19.6	$17.5	$14.6
Travel commissions and fees/sales	8.0%	8.2%	8.8%
Total segment assets	$18.8	$18.1	$16.1
Segment capital (millions)	$3,564	$3,650	$3,719
Return on average segment capital(a)	20.4%	12.6%	9.1%
Return on average tangible segment capital(a)	42.1%	27.1%	19.6%
Cardmember receivables:
Total receivables	$12.8	$11.3	$9.8
90 days past billing as a% of total	0.8%	0.8%	1.4%
Net loss ratio (as a% of charge volume)(b)	0.06%	0.11%	0.19%

*	Proprietary cards only.
(a)	Return on average segment capital is calculated by dividing (i) one-year period segment income ($738 million, $450 million and $331 million for 2011, 2010 and 2009, respectively) by (ii) one-year average segment capital ($3.6 billion for each of the years 2011, 2010 and 2009, respectively). Return on average tangible segment capital is computed in the same manner as return on average segment capital except the computation of average tangible segment capital, a non-GAAP measure, excludes from average segment capital average goodwill and other intangibles of $1.9 billion at December 31, 2011, 2010 and 2009, respectively. The Company believes return on average tangible segment capital is a useful measure of the profitability of its business.
(b)	Effective January 1, 2010, the Company revised the time period in which past due cardmember receivables in GCS are written off to when they are 180 days past due or earlier, consistent with applicable bank regulatory guidance and the write-off methodology for USCS. Previously, receivables were written off when they were 360 days past billing or earlier. Therefore, the net write-offs for the first quarter of 2010 include net write-offs of approximately $48 million for GCS resulting from this write-off methodology change, which increased the net loss ratio and decreased the 90 days past billing metric for this segment, but did not have a substantial impact on provisions for losses.

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2011

GCS reported segment income of $738 million for 2011, a $288 million or 64 percent increase from $450 million in 2010, which increased $119 million or 36 percent from 2009.

Total Revenues Net of Interest Expense

In 2011, GCS total revenues net of interest expense increased $498 million or 12 percent to $4.6 billion due to increased discount revenue, net card fees, and other and higher interest income, partially offset by higher interest expense.

Discount revenue, net card fees, and other revenues increased $533 million or 12 percent to $4.9 billion in 2011, primarily driven by higher cardmember spending and greater travel commissions and fees, partially offset by greater client incentives. The 16 percent increase in billed business in 2011 was driven by the 16 percent increase in average spending per proprietary basic cards-in-force. Adjusting for the impact of foreign exchange translation, both billed business and average spending per proprietary basic cards-in-force both grew 14 percent; volume increased 14 percent within the United States compared to an increase of 13 percent outside the United States5.

Interest income increased $2 million or 29 percent to $9 million in 2011 compared to 2010.

Interest expense increased $37 million or 16 percent to $264 million in 2011 compared to 2010 driven by increased funding requirements due to higher average cardmember receivable balances.

Total revenues net of interest expense of $4.1 billion in 2010 increased $420 million or 11 percent compared to 2009 due to increased discount revenue, net card fees, and other and higher interest income, partially offset by higher interest expense.

Provisions for Losses

Provisions for losses decreased $81 million or 52 percent to $76 million in 2011 compared to 2010, driven by improved credit performance within the underlying portfolio. The charge card net loss ratio (as a percentage of charge volume) was 0.06 percent in 2011 versus 0.11 percent in prior year. Provisions for losses decreased $20 million or 11 percent to $157 million in 2010

[5]	Refer to footnote 1 on page 21 under Consolidated Results of Operations for the Three Years Ended December 31, 2011 relating to changes in foreign exchange rates.

compared to 2009, principally reflecting lower reserve requirements driven by improved cardmember loan and charge credit trends.

Expenses

During 2011, GCS expenses increased $227 million or 7 percent to $3.5 billion, due to higher marketing, promotion, rewards and cardmember services expense and increased salaries and employee benefits and other operating expenses. Expenses in 2011, 2010 and 2009 included $37 million, $32 million and $101 million, respectively, of reengineering costs, primarily reflecting the Company’s reengineering initiatives in 2011, 2010 and 2009. Expenses in 2010 of $3.2 billion increased $192 million or 6 percent, due to higher marketing, promotion, rewards and cardmember services expense and increased salaries and employee benefits and other operating expenses.

Marketing, promotion, rewards and cardmember services expenses increased $108 million or 25 percent to $547 million in 2011 compared to 2010, primarily reflecting higher volume-related reward costs. Marketing, promotion, rewards and cardmember services expenses increased $108 million or 33 percent to $439 million in 2010 compared to 2009, reflecting higher rewards costs and greater marketing and promotion expenses.

Salaries and employee benefits and other operating expenses increased $119 million or 4 percent to $2.9 billion in 2011 compared to 2010, primarily driven by increased salary and benefit costs. Salaries and employee benefits and other operating expenses increased $84 million or 3 percent to $2.8 billion in 2010 compared to 2009, as higher travel volume-driven personnel costs, greater incentive-based sales-force costs, as well as increased technology development expenditures and other business-building investments were partially offset by the lower reengineering-related costs.

Income Taxes

The effective tax rate was 31 percent in 2011 versus 38 percent in 2010 and 30 percent in 2009. The higher 2010 rate reflects the impact of increasing the valuation allowance against deferred tax assets associated with certain non-U.S. travel operations.

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

GLOBAL NETWORK & MERCHANT SERVICES

SELECTED INCOME STATEMENT DATA

	000000000	000000000	000000000
Years Ended December 31, (Millions)	2011	2010	2009
Revenues
Discount revenue, fees and other	$4,713	$4,101	$3,586

Interest income	5	4	1
Interest expense	(224)	(200)	(177)

Net interest income	229	204	178

Total revenues net of interest expense	4,942	4,305	3,764
Provisions for losses	75	61	135

Total revenues net of interest expense after provisions for losses	4,867	4,244	3,629

Expenses
Marketing, promotion, rewards and cardmember services	755	755	521
Salaries and employee benefits and other operating expenses	2,133	1,900	1,659

Total	2,888	2,655	2,180

Pretax segment income	1,979	1,589	1,449
Income tax provision	686	564	510

Segment income	$1,293	$1,025	$939

SELECTED STATISTICAL INFORMATION

	000000000	000000000	000000000
As of or for the Years Ended December 31, (Billions, except percentages and where indicated)	2011	2010	2009
Global Card billed business	$822.2	$713.3	$619.8
Global Network & Merchant Services:
Total segment assets	$17.8	$13.6	$12.3
Segment capital (millions)	$2,037	$1,922	$1,443
Return on average segment capital(a)	66.3%	61.6%	65.8%
Return on average tangible segment capital(a)	74.3%	64.3%	67.6%
Global Network Services:(b)
Card billed business	$116.8	$91.7	$71.8
Total cards-in-force (millions)	34.2	29.0	26.3

(a)	Return on average segment capital is calculated by dividing (i) one-year period segment income ($1.3 billion, $1.0 billion and $939 million for 2011, 2010 and 2009, respectively) by (ii) one-year average segment capital ($1.9 billion, $1.7 billion and $1.4 billion for 2011, 2010 and 2009, respectively). Return on average tangible segment capital is computed in the same manner as return on average segment capital except the computation of average tangible segment capital, a non-GAAP measure, excludes from average segment capital average goodwill and other intangibles of $209 million, $70 million and $36 million as of December 31, 2011, 2010, and 2009, respectively. The Company believes return on average tangible segment capital is a useful measure of the profitability of its business.
(b)	Since the third quarter of 2010, for non-proprietary retail co-brand partners, Global Network Services metrics exclude cardmember accounts which have no out-of-store spend activity during the prior 12-month period.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2011

GNMS reported segment income of $1.3 billion in 2011, a $268 million or 26 percent increase from $1.0 billion in 2010, which increased $86 million or 9 percent from 2009.

Total Revenues Net of Interest Expense

GNMS total revenues net of interest expense increased $637 million or 15 percent to $4.9 billion in 2011 compared to 2010, due to increased discount revenue, net card fees and other and increased interest expense credit.

Discount revenue, fees and other increased $612 million or 15 percent to $4.7 billion in 2011 compared to 2010, primarily due to an increase in merchant-related revenues, driven by a 15 percent increase in global card billed business, as well as higher volume-driven GNS-related revenues.

Interest expense credit increased $24 million or 12 percent to $224 million in 2011 compared to 2010, due to a higher funding-driven interest credit related to internal transfer pricing, which recognizes the merchant services’ accounts payable-related funding benefit.

Total revenues net of interest expense of $4.3 billion in 2010 increased $541 million or 14 percent compared to 2009 due to increased discount revenue, net card fees and other and increased interest expense credit.

Provisions for Losses

Provisions for losses increased $14 million or 23 percent to $75 million in 2011 compared to 2010, primarily due to higher merchant-related debit balances. Provisions for losses in 2010 decreased $74 million or 55 percent to $61 million compared to 2009, primarily driven by lower merchant-related debit balances.

Expenses

During 2011, GNMS expenses increased $233 million or 9 percent to $2.9 billion compared to 2010 due to higher salaries and employee benefits and other operating expenses. Expenses in 2010 of $2.7 billion were $475 million or 22 percent higher than 2009, due to higher salaries and employee benefits and other operating expenses and an increase in marketing and promotion expenses.

Marketing and promotion expenses were flat year over year at $755 million in 2011 and 2010. Marketing and promotion expenses increased $234 million or 45 percent in 2010 to $755 million compared to 2009, reflecting higher network, merchant-related and brand marketing investments.

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

Salaries and employee benefits and other operating expenses increased $233 million or 12 percent to $2.1 billion in 2011 compared to 2010, primarily due to increases in salary and other benefit costs, greater third-party merchant sales force commissions and legal costs. Salaries and employee benefits and other operating expenses increased $241 million or 15 percent to $1.9 billion in 2010 compared to 2009, primarily due to greater third-party merchant sales force commissions, higher technology development expenditures and other business building investments.

Income Taxes

The effective tax rate was 35 percent in 2011, 2010 and 2009.

CORPORATE & OTHER

Corporate & Other had net after-tax expense of $535 million and $180 million, and net income of $133 million, in 2011, 2010 and 2009, respectively. Results in 2011, 2010 and 2009 reflected $186 million, $372 million and $372 million of after-tax income related to the MasterCard litigation settlement, respectively, and $172 million of after-tax income for all three years related to the Visa litigation settlement. Reengineering costs after-tax of $49 million, $2 million and $35 million, for 2011, 2010 and 2009, respectively, primarily related to the Company’s reengineering initiatives.

Net after-tax expense in 2011 reflected various investments in Enterprise Growth initiatives and expenses related to legal exposures, partially offset by higher global prepaid income.

Net after-tax expense in 2010 reflected higher incentive compensation and benefit reinstatement-related expenses, and various investments in the Global Prepaid business and Enterprise Growth initiatives.

Net income in 2009 reflected $135 million of after-tax income related to the ICBC sale, a $135 million benefit representing the correction of an error related to the accounting for cumulative translation adjustments associated with a net investment in foreign subsidiaries and a $45 million benefit resulting from the change in fair value of certain forward exchange contracts.

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

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

Asset securitizations — Asset securitization involves the transfer and sale of receivables or loans to a special purpose entity created for the securitization activity, typically a trust. The trust, in turn, issues securities, commonly referred to as asset-backed securities, that are secured by the transferred receivables or loans. The trust uses the proceeds from the sale of such securities to pay the purchase price for the underlying receivables or loans. The receivables and loans of the Company’s Charge and Lending Trusts being securitized are reported as assets on the Company’s Consolidated Balance Sheets, while the related securities issued to third-party investors are reported as long-term debt.

Average discount rate — This calculation is designed to reflect pricing at merchants accepting general purpose American Express cards. It represents the percentage of billed business (both proprietary and Global Network Services) retained by the Company from merchants it acquires, prior to payments to third parties unrelated to merchant acceptance.

Basic cards-in-force — Proprietary basic consumer cards-in-force includes basic cards issued to the primary account owner and does not include additional supplemental cards issued on that account. Proprietary basic small business and corporate cards-in-force include basic and supplemental cards issued to employee cardmembers. Non-proprietary basic cards-in-force includes cards that are issued and outstanding under network partnership agreements, except for supplemental cards and retail co-brand cardmember accounts which have no out-of-store spend activity during the prior 12-month period.

Billed business — Includes activities (including cash advances) related to proprietary cards, cards issued under network partnership agreements (non-proprietary billed business), corporate payments and certain insurance fees charged on proprietary cards. In-store spend activity within retail co-brand portfolios in Global Network Services, from which the Company earns no revenue, is not included in non-proprietary billed business. Card billed business is reflected in the United States or outside the United States based on where the cardmember is domiciled.

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

Cardmember loans — Represents the outstanding amount due from cardmembers for charges made on their American Express credit cards, as well as any interest charges and card-related fees. Cardmember loans also include balances with extended payment terms on certain American Express charge card products and are net of unearned revenue.

Cardmember receivables — Represents the outstanding amount due from cardmembers for charges made on their American Express charge cards as well as any card-related fees.

Charge cards — Represents cards that generally carry no pre-set spending limits and are primarily designed as a method of payment and not as a means of financing purchases. Charge cardmembers generally must pay the full amount billed each month. No finance charges are assessed on charge cards. Each charge card transaction is authorized based on its likely economics reflecting a customer’s most recent credit information and spend patterns. Some charge card accounts have an additional lending-on-charge feature which allows revolving certain balances.

Credit cards — Represents cards that have a range of revolving payment terms, grace periods, and rate and fee structures.

Discount revenue — Represents revenue earned from fees charged to merchants with whom the Company has entered into a card acceptance agreement for processing cardmember transactions. The discount fee generally is deducted from the Company’s payment reimbursing the merchant for cardmember purchases. Such amounts are reduced by contra-revenue such as payments to third-party card-issuing partners, cash-back reward costs and corporate incentive payments.

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

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

Interest income — Interest income includes (i) interest and fees on loans, (ii) interest and dividends on investment securities and (iii) interest income on deposits with banks and others.

Interest and fees on loans includes interest on loans, which is assessed using the average daily balance method for owned loans. Unless the loan is classified as non-accrual, interest is recognized based upon the principal amount outstanding in accordance with the terms of the applicable account agreement until the outstanding balance is paid or written off. Loan fees are deferred and recognized in interest income on a straight-line basis over the 12-month card membership period, net of deferred direct card acquisition costs and a reserve for projected membership cancellation.

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

Net interest yield on cardmember loans — Net interest yield on cardmember loans is computed by dividing adjusted net interest income by adjusted average loans, computed on an annualized basis. The calculation of net interest yield on cardmember loans includes interest that is deemed uncollectible. For all presentations of net interest yield on cardmember loans, reserves and net write-offs related to uncollectible interest are recorded through provisions for losses — cardmember loans; therefore, such reserves and net write-offs are not included in the net interest yield calculation.

Net loss ratio — Represents the ratio of charge card write-offs consisting of principal (resulting from authorized and unauthorized transactions) and fee components, less recoveries, on cardmember receivables expressed as a percentage of gross amounts billed to cardmembers.

Net write-off rate — principal only — Represents the amount of cardmember loans or USCS cardmember receivables written off consisting of principal (resulting from authorized transactions), less recoveries, as a percentage of the average loan balance or USCS average receivables during the period.

Net write-off rate — principal, interest and/or fees — Includes, in the calculation of the net write-off rate, amounts for interest and fees in addition to principal for cardmember loans, and fees in addition to principal for cardmember receivables.

Operating expenses — Represents salaries and employee benefits, professional services and other, net expenses.

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

Total cards-in-force — Represents the number of cards that are issued and outstanding. Non-proprietary cards-in-force includes all cards that are issued and outstanding under network partnership agreements, except for retail co-brand cardmember accounts which have no out-of-store spend activity during the prior 12-month period.

Total risk-based capital ratio — Refer to Capital Strategy section for definition.

Travel sales — Represents the total dollar amount of travel transaction volume for airline, hotel, car rental, and other travel arrangements made for consumers and corporate clients. The Company earns revenue on these transactions by charging a transaction or management fee.

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update or revise any forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements, include, but are not limited to, the following:

•

changes in global economic and business conditions, including consumer and business spending, the availability and cost of credit, unemployment and political conditions, all of which may significantly affect spending on American Express cards, delinquency rates, loan balances and other aspects of the Company’s business and results of operations;

•

changes in capital and credit market conditions, including sovereign credit worthiness, which may significantly affect the Company’s ability to meet its liquidity needs, access to capital and cost of capital, including changes in interest rates; changes in market conditions affecting the valuation of the Company’s assets; or any reduction in the Company’s credit ratings or those of its subsidiaries, which could materially increase the cost and other terms of the Company’s funding, restrict its access to the capital markets or result in contingent payments under contracts;

•

litigation, such as class actions or proceedings brought by governmental and regulatory agencies (including the lawsuit filed against the Company by the U.S. Department of Justice and certain state attorneys general), that could result in (i) the imposition of behavioral remedies against the Company or the Company voluntarily making certain changes to its business practices, the effects of which in either case could have a material adverse impact on the Company’s financial performance; (ii) the imposition of substantial monetary damages in private actions against the Company; and/or (iii) damage to the Company’s global reputation and brand;

•

legal and regulatory developments wherever the Company does business, including legislative and regulatory reforms in the United States, such as the Dodd-Frank Reform Act’s stricter regulation of large, interconnected financial institutions, changes in requirements relating to securitization and the establishment of the CFPB, which could make fundamental changes to many of the Company’s business practices or materially affect its capital requirements, results of operations, or ability to pay dividends or repurchase its stock; actions and potential future actions by the FDIC and credit rating agencies applicable to securitization trusts, which could impact the Company’s ABS program; or potential changes in the federal tax system that could substantially alter, among other things, the taxation of the Company’s international businesses, the allowance of deductions for significant expenses, or the incidence of consumption taxes on the Company’s transactions, products and services;

•

the ability of the Company to generate its on-average and over-time growth targets for revenues net of interest expense, earnings per share and return on average equity, which will depend on the factors such as the Company’s success in implementing its strategies and initiatives, meeting its targets for operating expenses and on factors outside management’s control including changes in the economic and business environment, the effectiveness of marketing and loyalty programs, and the willingness of cardmembers to sustain spending;

•

the Company’s net interest yield on U.S. cardmember loans not remaining at historical levels, which will be influenced by, among other things, the effects of the CARD Act (including the regulations requiring the Company to periodically reevaluate APR increases), interest rates, changes in consumer behavior that affect loan balances, such as paydown rates, the credit quality of the Company’s portfolio and the Company’s cardmember acquisition strategy, product mix, cost of funds, credit actions, including line size and other adjustments to credit availability, and potential pricing changes;

•

changes in the substantial and increasing worldwide competition in the payments industry, including competitive pressure that may impact the prices the Company charges merchants that accept the Company’s cards and the success of marketing, promotion or rewards programs;

•

changes in technology or in the Company’s ability to protect its intellectual property (such as copyrights, trademarks, patents and controls on access and distribution), and invest in and compete at the leading edge of technological developments across the Company’s businesses, including technology and intellectual property of third parties on whom the Company relies, all of which could materially affect the Company’s results of operations;

•

data breaches and fraudulent activity, which could damage the Company’s brand, increase the Company’s costs or have regulatory implications, and changes in regulation affecting privacy and data security under federal, state and foreign law, which could result in higher compliance and technology costs to the Company or the Company’s vendors;

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

•

changes in the Company’s ability to attract or retain qualified personnel in the management and operation of the Company’s business, including any changes that may result from increasing regulatory supervision of compensation practices;

•

changes in the financial condition and creditworthiness of the Company’s business partners, such as bankruptcies, restructurings or consolidations, involving merchants that represent a significant portion of the Company’s business, such as the airline industry, or the Company’s partners in Global Network Services or financial institutions that the Company relies on for routine funding and liquidity, which could materially affect the Company’s financial condition or results of operations;

•

uncertainties associated with business acquisitions, including the ability to realize anticipated business retention, growth and cost savings, accurately estimate the value of goodwill and intangibles associated with individual acquisitions, effectively integrate the acquired business into the Company’s existing operations or implement or remediate controls, procedures and policies at the acquired company;

•

uncertainty relating to the actual growth of operating expenses in 2012 and subsequent years, which will depend in part on the Company’s ability to balance the control and management of expenses and the maintenance of competitive service levels to its businesses and customers, unanticipated increases in significant categories of operating expenses, such as consulting or professional fees, compliance or regulatory costs and technology costs, higher than expected employee levels due to lower than expected attrition rates or employee needs not currently anticipated, the impact of changes in foreign currency exchange rates on costs and results, and the level of acquisition activity and related expenses;

•

changes affecting the success of the Company’s reengineering and other cost control initiatives, such as the ability to execute plans during the year with respect to certain of the Company’s facilities, which may result in the Company not realizing all or a significant portion of the benefits that the Company intends;

•

the actual amount to be spent by the Company on investments in the business, including on marketing, promotion, rewards and cardmember services and certain operating expenses, which will be based in part on management’s assessment of competitive opportunities and the Company’s performance and the ability to control and manage operating, infrastructure, advertising, promotion and rewards expenses as business expands or changes, including the changing behavior of cardmembers;

•	the effectiveness of the Company’s risk management policies and procedures, including credit risk relating to consumer debt, liquidity risk in meeting business requirements and operational risk;

•

the Company’s lending write-off rates for 2012 not remaining below the average historical levels of the last ten years, which will depend in part on changes in the level of the Company’s loan balances, delinquency rates of cardmembers, unemployment rates, the volume of bankruptcies and recoveries of previously written-off loans;

•

the ability of the Company to maintain and expand its presence in the digital payments space, including as an online payments provider, which will depend on the Company’s success in evolving its business models and processes for the digital environment, building partnerships and executing programs with companies, and utilizing digital capabilities that can be leveraged for future growth;

•

changes affecting the Company’s ability to accept or maintain deposits due to market demand or regulatory constraints, such as changes in interest rates and regulatory restrictions on the Company’s ability to obtain deposit funding or offer competitive interest rates, which could affect the Company’s liquidity position and the Company’s ability to fund the Company’s business;

•

the potential failure of the U.S. Congress to renew legislation regarding the active financing exception to Subpart F of the Internal Revenue Code, which could increase the Company’s effective tax rate and have an adverse impact on net income;

•

factors beyond the Company’s control such as fire, power loss, disruptions in telecommunications, severe weather conditions, natural disasters, terrorism, “hackers” or fraud, which could affect travel-related spending or disrupt the Company’s global network systems and ability to process transactions; and

•

the Company’s funding plan for 2012 being implemented in a manner inconsistent with current expectations, which will depend on various factors such as future business growth, the impact of global economic, political and other events on market capacity, demand for securities offered by the Company, regulatory changes, ability to securitize and sell receivables and the performance of receivables previously sold in securitization transactions.

A further description of these uncertainties and other risks can be found in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 and the Company’s other reports filed with the SEC.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.

Based on management’s assessment and those criteria, we conclude that, as of December 31, 2011, the Company’s internal control over financial reporting is effective.

PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, has issued an attestation report appearing on the following page on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011.

AMERICAN EXPRESS COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AMERICAN EXPRESS COMPANY:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and shareholders’ equity present fairly, in all material respects, the financial position of American Express Company and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

New York, New York

February 24, 2012

AMERICAN EXPRESS COMPANY

AMERICAN EXPRESS COMPANY

CONSOLIDATED STATEMENTS OF INCOME

	00000000000	00000000000	00000000000
Years Ended December 31 (Millions, except per share amounts)	2011	2010	2009
Revenues
Non-interest revenues
Discount revenue	$16,734	$14,880	$13,202
Net card fees	2,183	2,102	2,151
Travel commissions and fees	1,971	1,773	1,591
Other commissions and fees	2,269	2,031	1,778
Securitization income, net	–	–	400
Other	2,164	1,927	2,090

Total non-interest revenues	25,321	22,713	21,212

Interest income
Interest and fees on loans	6,537	6,783	4,468
Interest and dividends on investment securities	327	443	804
Deposits with banks and other	97	66	59

Total interest income	6,961	7,292	5,331

Interest expense
Deposits	528	546	425
Short-term borrowings	11	3	37
Long-term debt and other	1,781	1,874	1,745

Total interest expense	2,320	2,423	2,207

Net interest income	4,641	4,869	3,124

Total revenues net of interest expense	29,962	27,582	24,336

Provisions for losses
Charge card	770	595	857
Cardmember loans	253	1,527	4,266
Other	89	85	190

Total provisions for losses	1,112	2,207	5,313

Total revenues net of interest expense after provisions for losses	28,850	25,375	19,023

Expenses
Marketing, promotion, rewards and cardmember services	9,930	8,738	6,563
Salaries and employee benefits	6,252	5,566	5,080
Professional services	2,951	2,806	2,408
Other, net	2,761	2,301	2,131

Total	21,894	19,411	16,182

Pretax income from continuing operations	6,956	5,964	2,841
Income tax provision	2,057	1,907	704

Income from continuing operations	4,899	4,057	2,137
Income (loss) from discontinued operations, net of tax	36	–	(7)

Net income	$4,935	$4,057	$2,130

Earnings per Common Share – Basic: (Note 18)
Income from continuing operations attributable to common shareholders(a)	$4.11	$3.37	$1.55
Income (loss) from discontinued operations	0.03	–	(0.01)

Net income attributable to common shareholders(a)	$4.14	$3.37	$1.54

Earnings per Common Share – Diluted: (Note 18)
Income from continuing operations attributable to common shareholders(a)	$4.09	$3.35	$1.54
Income (loss) from discontinued operations	0.03	–	–

Net income attributable to common shareholders(a)	$4.12	$3.35	$1.54

Average common shares outstanding for earnings per common share:
Basic	1,178	1,188	1,168
Diluted	1,184	1,195	1,171

(a)	Represents income from continuing operations or net income, as applicable, less (i) accelerated preferred dividend accretion of $212 million for the year ended December 31, 2009 due to the repurchase of $3.39 billion of preferred shares issued as part of the Capital Purchase Program, (ii) preferred share dividends and related accretion of $94 million for the year ended December 31, 2009 and (iii) earnings allocated to participating share awards and other items of $58 million, $51 million and $22 million for the years ended December 31, 2011, 2010 and 2009, respectively.

See Notes to Consolidated Financial Statements.

AMERICAN EXPRESS COMPANY

CONSOLIDATED BALANCE SHEETS

	00000000000	00000000000
December 31 (Millions, except per share data)	2011	2010
Assets
Cash and cash equivalents
Cash and cash due from banks	$3,514	$2,145
Interest-bearing deposits in other banks (including securities purchased under resale agreements: 2011, $470; 2010, $372)	20,572	13,557
Short-term investment securities	807	654

Total	24,893	16,356
Accounts receivable
Cardmember receivables (includes gross receivables available to settle obligations of a consolidated variable interest entity: 2011, $8,027; 2010, $8,192), less reserves: 2011, $438; 2010, $386	40,452	36,880
Other receivables, less reserves: 2011, $102; 2010, $175	3,657	3,554
Loans
Cardmember loans (includes gross loans available to settle obligations of a consolidated variable interest entity: 2011 $33,834; 2010, $34,726), less reserves: 2011, $1,874; 2010, $3,646	60,747	57,204
Other, less reserves: 2011, $18; 2010, $24	419	412
Investment securities	7,147	14,010
Premises and equipment – at cost, less accumulated depreciation: 2011, $4,747; 2010, $4,483	3,367	2,905
Other assets (includes restricted cash of consolidated variable interest entities: 2011, $207; 2010, $3,759)	12,655	15,368

Total assets	$153,337	$146,689

Liabilities and Shareholders’ Equity
Liabilities
Customer deposits	$37,898	$29,727
Travelers Cheques outstanding	5,123	5,618
Accounts payable	10,458	9,691
Short-term borrowings	3,424	3,414
Long-term debt (includes debt issued by consolidated variable interest entities: 2011, $20,856; 2010, $23,341)	59,570	66,416
Other liabilities	18,070	15,593

Total liabilities	$134,543	$130,459

Commitments and contingencies (Note 24)
Shareholders’ Equity
Common shares, $0.20 par value, authorized 3.6 billion shares; issued and outstanding 1,164 million shares as of December 31, 2011 and 1,197 million shares as of December 31, 2010	232	238
Additional paid-in capital	12,217	11,937
Retained earnings	7,221	4,972
Accumulated other comprehensive (loss) income
Net unrealized securities gains, net of tax: 2011, $(168); 2010, $(19)	288	57
Net unrealized derivatives losses, net of tax: 2011, $1; 2010, $4	(1)	(7)
Foreign currency translation adjustments, net of tax: 2011, $459; 2010, $405	(682)	(503)
Net unrealized pension and other postretirement benefit losses, net of tax: 2011, $233; 2010, $226	(481)	(464)

Total accumulated other comprehensive loss	(876)	(917)

Total shareholders’ equity	18,794	16,230

Total liabilities and shareholders’ equity	$153,337	$146,689

See Notes to Consolidated Financial Statements.

AMERICAN EXPRESS COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	00000000000	00000000000	00000000000
Years Ended December 31 (Millions)	2011	2010	2009
Cash Flows from Operating Activities
Net income	$4,935	$4,057	$2,130
(Income) loss from discontinued operations, net of tax	(36)	–	7

Income from continuing operations	4,899	4,057	2,137
Adjustments to reconcile income from continuing operations to net cash provided by operating activities
Provisions for losses	1,112	2,207	5,313
Depreciation and amortization	918	917	1,070
Deferred taxes and other	818	1,135	(1,429)
Stock-based compensation	301	287	230
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Other receivables	663	(498)	(730)
Other assets	(635)	(590)	526
Accounts payable and other liabilities	2,893	1,737	(98)
Travelers Cheques outstanding	(494)	(317)	(449)
Net cash used in operating activities attributable to discontinued operations	–	–	(233)

Net cash provided by operating activities	10,475	8,935	6,337

Cash Flows from Investing Activities
Sale of investments	1,176	2,196	2,930
Maturity and redemption of investments	6,074	12,066	2,900
Purchase of investments	(1,158)	(7,804)	(13,719)
Net (increase) decrease in cardmember loans/receivables	(8,358)	(6,389)	6,154
Proceeds from cardmember loan securitizations	–	–	2,244
Maturities of cardmember loan securitizations	–	–	(4,800)
Purchase of premises and equipment, net of sales: 2011, $16; 2010, $9; 2009, $50	(1,189)	(878)	(722)
Acquisitions/Dispositions, net of cash acquired	(610)	(400)	–
Net decrease (increase) in restricted cash	3,574	(20)	(1,935)
Net cash provided by investing activities attributable to discontinued operations	–	–	196

Net cash used in investing activities	(491)	(1,229)	(6,752)

Cash Flows from Financing Activities
Net increase in customer deposits	8,232	3,406	11,037
Net (decrease) increase in short-term borrowings	(2)	1,056	(6,574)
Issuance of long-term debt	13,982	5,918	6,697
Principal payments on long-term debt	(21,029)	(17,670)	(15,197)
Issuance of American Express Series A preferred shares and warrants	–	–	3,389
Issuance of American Express common shares	594	663	614
Repurchase of American Express Series A preferred shares	–	–	(3,389)
Repurchase of American Express stock warrants	–	–	(340)
Repurchase of American Express common shares	(2,300)	(590)	–
Dividends paid	(861)	(867)	(924)
Net cash provided by financing activities attributable to discontinued operations	–	–	40

Net cash used in financing activities	(1,384)	(8,084)	(4,647)

Effect of exchange rate changes on cash	(63)	135	7

Net increase (decrease) in cash and cash equivalents	8,537	(243)	(5,055)
Cash and cash equivalents at beginning of year includes cash of discontinued operations: 2011, $—; 2010, $—; 2009, $3	16,356	16,599	21,654

Cash and cash equivalents at end of year	$24,893	$16,356	$16,599

See Notes to Consolidated Financial Statements.

AMERICAN EXPRESS COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	00000000000	00000000000	00000000000	00000000000	00000000000	00000000000
Three Years Ended December 31, 2011 (Millions, except per share amounts)	Total	Preferred Shares	Common Shares	Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Retained Earnings
Balances as of December 31, 2008	$11,841	$–	$232	$10,496	$(1,606)	$2,719
Comprehensive income:
Net income	2,130					2,130
Change in net unrealized securities gains	1,206				1,206
Change in net unrealized derivatives (losses) gains	52				52
Foreign currency translation adjustments	(354)				(354)
Change in net unrealized pension and other postretirement benefit losses	(10)				(10)

Total comprehensive income	3,024
Issuance of preferred shares and common stock warrants	3,389	3,157		232
Preferred share accretion	–	232				(232)
Repurchase of preferred shares	(3,389)	(3,389)
Repurchase of warrants	(340)			(232)		(108)
Issuance of common shares	531		4	527
Other changes, primarily employee plans	279		1	121		157
Cash dividends declared:
Preferred shares	(74)					(74)
Common, $0.72 per share	(855)					(855)

Balances as of December 31, 2009	14,406	–	237	11,144	(712)	3,737
Impact of Adoption of GAAP effective January 1, 2010(a)	(1,769)	–	–	–	(315)	(1,454)

Balances as of January 1, 2010 (Adjusted)	12,637	–	237	11,144	(1,027)	2,283
Comprehensive income:
Net income	4,057					4,057
Change in net unrealized securities gains	(135)				(135)
Change in net unrealized derivatives (losses) gains	21				21
Foreign currency translation adjustments	219				219
Change in net unrealized pension and other postretirement benefit losses	5				5

Total comprehensive income	4,167
Repurchase of common shares	(590)		(3)	(132)		(455)
Other changes, primarily employee plans	883		4	925		(46)
Cash dividends declared common, $0.72 per share	(867)					(867)

Balances as of December 31, 2010	16,230	–	238	11,937	(917)	4,972
Comprehensive income:
Net income	4,935					4,935
Change in net unrealized securities gains	231				231
Change in net unrealized derivatives (losses) gains	6				6
Foreign currency translation adjustments	(179)				(179)
Change in net unrealized pension and other postretirement benefit losses	(17)				(17)

Total comprehensive income	4,976
Repurchase of common shares	(2,300)		(10)	(494)		(1,796)
Other changes, primarily employee plans	744		4	774		(34)
Cash dividends declared common, $0.72 per share	(856)					(856)

Balances as of December 31, 2011	$18,794	$–	$232	$12,217	$(876)	$7,221

(a)	As a result of the adoption of new GAAP governing consolidations and VIEs, shareholders’ equity was reduced, primarily for the after-tax effect of establishing the additional reserve for losses on cardmember loans and for reversing the unrealized gains on the retained subordinated securities.

See Notes to Consolidated Financial Statements.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

American Express Company is a global service company that provides customers with access to products, insights and experiences that enrich lives and build business success. The Company’s principal products and services are charge and credit payment card products and travel-related services offered to consumers and businesses around the world. The Company has also recently focused on generating alternative sources of revenue on a global basis in areas such as online and mobile payments and fee-based services. The Company’s various products and services are sold globally to diverse customer groups, including consumers, small businesses, mid-sized companies and large corporations. These products and services are sold through various channels, including direct mail, online applications, targeted direct and third-party sales forces and direct response advertising.

PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements of the Company are prepared in conformity with U.S. generally accepted accounting principles (GAAP). All significant intercompany transactions are eliminated.

Effective January 1, 2010, the Company adopted ASU No. 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets, and ASU No. 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which required the Company to include the securitized cardmember loans and related debt securities issued to third parties by the American Express Credit Account Master Trust (the Lending Trust) in the Consolidated Balance Sheets. Adoption of these standards (generally referred to herein as new GAAP governing consolidations and VIEs) reduced shareholders’ equity in the amount of $1.8 billion as of January 1, 2010, primarily for the after-tax effect of establishing the additional reserve for losses on cardmember loans and for reversing the unrealized gains on the retained subordinated securities. The components of securitization income, net for the cardmember loans and long-term debt, are now recorded in other commissions and fees, interest income and interest expense. Results for 2009 and prior periods have not been revised.

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

Entities in which the Company’s voting interest in common equity does not provide the Company with control, but allows the Company to exert significant influence over their financial and operating decisions, are accounted for under the equity method. All other investments in equity securities, to the extent that they are not considered marketable securities, are accounted for under the cost method.

FOREIGN CURRENCY

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars based upon exchange rates prevailing at the end of each year. The resulting translation adjustments, along with any related qualifying hedge and tax effects, are included in accumulated other comprehensive (loss) income (AOCI), a component of shareholders’ equity. Translation adjustments, including qualifying hedge and tax effects, are reclassified to earnings upon the sale or substantial liquidation of investments in foreign operations. Revenues and expenses are translated at the average month-end exchange rates during the year. Gains and losses related to transactions in a currency other than the functional currency, including operations outside the United States where the functional currency is the U.S. dollar, are reported net in the Company’s Consolidated Statements of Income, in other non-interest revenue, interest income, interest expense, or other, net expense, depending on the nature of the activity. Net foreign currency transaction gains amounted to approximately $145 million, $138 million and $205 million in 2011, 2010 and 2009, respectively.

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

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Other Commissions and Fees

Other commissions and fees include foreign currency conversion fees, delinquency fees, service fees and other card related assessments, which are recognized primarily in the period in which they are charged to the cardmember (refer to Note 19). Also included are fees related to the Company’s Membership Rewards program, which are deferred and recognized over the period covered by the fee. The unamortized Membership Rewards fee balance is included in other liabilities on the Consolidated Balance Sheets (refer to Note 11).

Contra-revenue

The Company regularly makes payments through contractual arrangements with merchants, corporate payments clients and certain other customers. Payments to customers, including cash rebates paid to cardmembers, are generally classified as contra-revenue unless a specifically identifiable benefit (e.g., goods or services) is received by the Company or its cardmembers in consideration for that payment and the fair value of such benefit is determinable and measurable. If no such benefit is identified, then the entire payment is classified as contra-revenue and included within total non-interest revenues in the Consolidated Statements of Income in the line item where the related transaction revenues are recorded (e.g., discount revenue, travel commissions and fees and other commissions and fees). If such a benefit is identified, then the payment is classified as expense up to the estimated fair value of the benefit.

Interest Income

Interest on owned loans is assessed using the average daily balance method. Unless the loan is classified as non-accrual, interest is recognized based upon the loan principal amount outstanding in accordance with the terms of the applicable account agreement until the outstanding balance is paid or written off.

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

BALANCE SHEET

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from banks, interest-bearing bank balances, including securities purchased under resale agreements, and other highly liquid investments with original maturities of 90 days or less.

Premises and Equipment

Premises and equipment, including leasehold improvements, are carried at cost less accumulated depreciation. Costs incurred during construction are capitalized and are depreciated once an asset is placed in service. Depreciation is generally computed using the straight-line method over the estimated useful lives of assets, which range from 3 to 10 years for equipment, furniture and building improvements. Premises are depreciated based upon their estimated useful life at the acquisition date, which generally ranges from 30 to 50 years.

Leasehold improvements are depreciated using the straight-line method over the lesser of the remaining term of the leased facility or the economic life of the improvement, which ranges from 5 to 10 years. The Company maintains operating leases worldwide for facilities and equipment. Rent expense for facility

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

leases is recognized ratably over the lease term, and includes adjustments for rent concessions, rent escalations and leasehold improvement allowances. The Company accounts for lease restoration obligations in accordance with applicable GAAP, which requires recognition of the fair value of restoration liabilities when incurred, and amortization of restoration assets over the lease term.

The Company capitalizes certain costs associated with the acquisition or development of internal-use software. Once the software is ready for its intended use, these costs are amortized on a straight-line basis over the software’s estimated useful life, generally 5 years.

OTHER SIGNIFICANT ACCOUNTING POLICIES

The following table identifies the Company’s other significant accounting policies, the Note and page where the Note can be found.

Significant Accounting Policy	Note Number	Note Title	Page
Fair Value Measurements	Note 3	Fair Values	Page 63
Accounts Receivable	Note 4	Accounts Receivable and Loans	Page 65
Loans	Note 4	Accounts Receivable and Loans	Page 65
Reserves for Losses	Note 5	Reserves for Losses	Page 70
Investment Securities	Note 6	Investment Securities	Page 72
Asset Securitizations	Note 7	Asset Securitizations	Page 74
Goodwill and Other Intangible Assets	Note 8	Other Assets	Page 75
Membership Rewards	Note 11	Other Liabilities	Page 80
Derivative Financial Instruments and Hedging Activities	Note 12	Derivatives and Hedging Activities	Page 80
Income Taxes	Note 17	Income Taxes	Page 88
Stock-based Compensation	Note 20	Stock Plans	Page 91
Retirement Plans	Note 21	Retirement Plans	Page 93
Regulatory Matters and Capital Adequacy	Note 23	Regulatory Matters and Capital Adequacy	Page 98
Legal Contingencies	Note 24	Commitments and Contingencies	Page 100
Reportable Operating Segments	Note 25	Reportable Operating Segments and Geographic Operations	Page 101

RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board recently issued Accounting Standards Update (ASU) No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This standard requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. This standard will not impact the Company’s financial position or results of operations. The Company will begin reporting components of other comprehensive income in a separate statement following the Consolidated Statement of Income beginning in the quarter ending March 31, 2012.

CLASSIFICATION OF VARIOUS ITEMS

Beginning the first quarter of 2011, certain payments to business partners previously expensed in other, net expense were reclassified as contra-revenue within total non-interest revenues or as marketing and promotion expense. These partner payments are primarily related to certain co-brand contracts where upfront payments are amortized over the life of the contract. In addition, in the first quarter of 2011, the Company reclassified $353 million, reducing both cash and cash due from banks, and other liabilities, on the December 31, 2010 Consolidated Balance Sheet from amounts previously reported to correct for the effect of a misclassification. Amounts in prior periods for these items have been reclassified to conform to the current presentation and are insignificant to the affected line items.

Certain other reclassifications of prior period amounts have been made to conform to the current presentation. These other reclassifications did not have an impact on the Company’s financial position or results of operations.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

ACQUISITIONS

On March 1, 2011, the Company completed the acquisition of a controlling interest in Loyalty Partner. Loyalty Partner is a leading marketing services company best known for the loyalty programs it operates in Germany, Poland and India. Loyalty Partner also provides market analysis, operating platforms and consulting services that help merchants grow their businesses. Total consideration was $616 million ($585 million plus $31 million in cash acquired). The Company has an option to acquire the remaining noncontrolling equity interest (NCI) over a three-year period beginning at the end of 2013 at a price based on business performance, which had an estimated fair value of $150 million at the acquisition date.

In 2010, the Company purchased Accertify and Revolution Money for a total consideration of $151 million and $305 million, respectively. Accertify is an online fraud solution provider and Revolution Money, which was subsequently rebranded by the Company as Serve, is a provider of secure person-to-person payment services through an internet-based platform.

These acquisitions did not have a significant impact on either the Company’s consolidated results of operations or the segments in which they are reflected for the years ended December 31, 2011 and 2010.

The following table summarizes the assets acquired and liabilities assumed for these acquisitions as of the acquisition dates:

	000000000	000000000	000000000
(Millions)	Loyalty Partner(a)	Accertify	Revolution Money(b)
Goodwill	$538	$132	$184
Definite-lived intangible assets	295	15	119
Other assets	206	10	7

Total assets	1,039	157	310
Total liabilities (including NCI)	423	6	5

Net assets acquired	$616	$151	$305

Reportable operating segment	ICS	GNMS

(a)	Amounts have been updated in the interim quarters of 2011 by revisions to the preliminary purchase price allocation. The final purchase price allocation for Loyalty Partner, which is not expected to be significantly different from the estimate at the date of acquisition, will be completed in the first quarter of 2012.
(b)	Included in Corporate & Other.

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

Financial Assets and Financial Liabilities Carried at Fair Value

The following table summarizes the Company’s financial assets and financial liabilities measured at fair value on a recurring basis, categorized by GAAP’s valuation hierarchy (as described in the preceding paragraphs), as of December 31:

	00000000000	00000000000	00000000000	00000000000	00000000000	00000000000
	2011			2010
(Millions)	Total	Level 1	Level 2	Total	Level 1	Level 2
Assets:
Investment securities:(a)
Equity securities	$360	$360	$–	$475	$475	$–
Debt securities and other(b)	6,787	340	6,447	13,535	–	13,535
Derivatives(c)	1,516	–	1,516	1,089	–	1,089

Total assets	$8,663	$700	$7,963	$15,099	$475	$14,624

Liabilities:
Derivatives(c)	$108	$–	$108	$419	$–	$419

Total liabilities	$108	$–	$108	$419	$–	$419

(a)	Refer to Note 6 for the fair values of investment securities on a further disaggregated basis.
(b)	Effective October 1, 2011, the significant transfers into Level 1 were $340 million of investment securities related to U.S. Government treasury obligations. This was driven by the Company’s quantitative assessment that these investment securities are actively traded in the market and therefore the pricing inputs reflect quoted prices for similar assets within an active market. There were no transfers out of Level 1.
(c)	Refer to Note 12 for the fair values of derivative assets and liabilities on a further disaggregated basis, as well as the netting of both (i) cash collateral received or posted under credit support agreements and (ii) derivative assets and derivative liabilities under master netting agreements. These balances have been presented gross in the table above.

The Company did not measure any financial instruments at fair value using significantly unobservable inputs (Level 3) during the years ended December 31, 2011 and 2010.

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

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

•

When quoted prices in an active market are not available, the fair values for the Company’s investment securities are obtained primarily from pricing services engaged by the Company, and the Company receives one price for each security. The fair values provided by the pricing services are estimated using pricing models, where the inputs to those models are based on observable market inputs. The inputs to the valuation techniques applied by the pricing services vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades and broker-dealer quotes, all with reasonable levels of transparency. The pricing services did not apply any adjustments to the pricing models used. In addition, the Company did not apply any adjustments to prices received from the pricing services. The Company classifies the prices obtained from the pricing services within Level 1 or Level 2 of the fair value hierarchy because the underlying inputs are directly observable from active markets or recent trades of similar securities in inactive markets. However, the pricing models used do entail a certain amount of subjectivity and therefore differing judgments in how the underlying inputs are modeled could result in different estimates of fair value.

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

Derivative Financial Instruments

The fair value of the Company’s derivative financial instruments, which could be assets or liabilities on the Consolidated Balance Sheets, is estimated by a third-party valuation service that uses proprietary pricing models or by internal pricing models, where the inputs to those models are readily observable from actively quoted markets. The pricing models used are consistently applied and reflect the contractual terms of the derivatives, including the period of maturity, and market-based parameters such as interest rates, foreign exchange rates, equity indices or prices, and volatility. The Company reaffirms its understanding of the valuation techniques used by its pricing services at least annually.

Credit valuation adjustments are necessary when the market parameters, such as a benchmark curve, used to value derivatives are not indicative of the credit quality of the Company or its counterparties. The Company considers the counterparty credit risk by applying an observable forecasted default rate to the current exposure. Refer to Note 12 for additional fair value information.

Financial Assets and Financial Liabilities Carried at Other Than Fair Value

The following table discloses the estimated fair value for the Company’s financial assets and financial liabilities that are not carried at fair value, as of December 31:

	000000000	000000000		000000000	000000000
	2011			2010
(Billions)	Carrying Value	Fair Value		Carrying Value	Fair Value
Financial Assets:
Assets for which carrying values equal or approximate fair value	$70	$70	(a)	$61	$61	(b)
Loans, net	$61	$62	(a)	$58	$58	(b)
Financial Liabilities:
Liabilities for which carrying values equal or approximate fair value	$51	$51		$43	$43
Certificates of deposit	$12	$12		$13	$13
Long-term debt	$59	$62	(a)	$66	$69	(b)

(a)	Includes fair values of cardmember receivables, loans and long-term debt of $8.0 billion, $33.3 billion and $21.1 billion, respectively, held by consolidated VIEs as of December 31, 2011. Refer to the Consolidated Balance Sheets for the related carrying values.
(b)	Includes fair values of cardmember receivables, loans and long-term debt of $8.1 billion, $33.2 billion and $23.6 billion, respectively, held by consolidated VIEs as of December 31, 2010. Refer to the Consolidated Balance Sheets for the related carrying values.

The fair values of these financial instruments are estimates based upon the market conditions and perceived risks as of December 31, 2011 and 2010, and require management judgment. These figures may not be indicative of their future fair values. The fair value of the Company cannot be reliably estimated by aggregating the amounts presented.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

FINANCIAL ASSETS CARRIED AT OTHER THAN FAIR VALUE

Loans, net

Loans are recorded at historical cost, less reserves, on the Consolidated Balance Sheets. In estimating the fair value for the Company’s loans the principal market is assumed to be the securitization market and the Company uses the hypothetical securitization price to determine the fair value of the portfolio. The securitization price is estimated from the assumed proceeds of the hypothetical securitization in the current market, adjusted for securitization uncertainties such as market conditions and liquidity.

FINANCIAL LIABILITIES FOR WHICH CARRYING VALUES EQUAL OR APPROXIMATE FAIR VALUE

Financial liabilities for which carrying values equal or approximate fair value include accrued interest, customer deposits (excluding certificates of deposit, which are described further below), Travelers Cheques outstanding, short-term borrowings and certain other liabilities for which the carrying values approximate fair value because they are either short term in duration, have no defined maturity or have an underlying interest rate that is variable.

FINANCIAL LIABILITIES CARRIED AT OTHER THAN FAIR VALUE

Certificates of Deposit

Certificates of deposit (CDs) are recorded at their historical issuance cost on the Consolidated Balance Sheets. Fair value is estimated using a discounted cash flow methodology based on the Company’s current borrowing rates for similar types of CDs.

Long-term Debt

Long-term debt is recorded at historical issuance cost on the Consolidated Balance Sheets adjusted for the impact of fair value hedge accounting on certain fixed-rate notes. Fair value is estimated using either quoted market prices or discounted cash flows based on the Company’s current borrowing rates for similar types of borrowings.

NOTE 4

ACCOUNTS RECEIVABLE AND LOANS

The Company’s charge and lending payment card products result in the generation of cardmember receivables (from charge payment products) and cardmember loans (from lending payment products) described below.

CARDMEMBER AND OTHER RECEIVABLES

Cardmember receivables, representing amounts due from charge payment product customers, are recorded at the time a cardmember enters into a point-of-sale transaction with a merchant. Each charge card transaction is authorized based on its likely economics reflecting a cardmember’s most recent credit information and spend patterns. Global limits are established to limit the maximum exposure for the Company from high risk and some high spend charge cardmembers, and accounts of high risk, out-of-pattern charge cardmembers can be monitored even if they are current. Charge card customers generally must pay the full amount billed each month.

Cardmember receivable balances are presented on the Consolidated Balance Sheets net of reserves for losses (refer to Note 5), and include principal and any related accrued fees.

Accounts receivable as of December 31, 2011 and 2010 were as follows:

	000000000	000000000
(Millions)	2011	2010
U.S. Card Services(a)	$20,645	$19,155
International Card Services	7,222	6,673
Global Commercial Services(b)	12,829	11,259
Global Network & Merchant Services(c)	194	179

Cardmember receivables, gross(d)	40,890	37,266
Less: Cardmember receivables reserves for losses	438	386

Cardmember receivables, net	$40,452	$36,880

Other receivables, net(e)	$3,657	$3,554

(a)	Includes $7.5 billion and $7.7 billion of gross cardmember receivables available to settle obligations of a consolidated VIE as of December 31, 2011 and 2010, respectively.
(b)	Includes $0.5 billion of gross cardmember receivables available to settle obligations of a consolidated VIE as of December 31, 2011 and 2010. Includes $563 million and $106 million due from airlines, of which Delta Air Lines (Delta) comprises $340 million and $68 million, as of December 31, 2011 and 2010, respectively.
(c)	Includes receivables primarily related to the Company’s International Currency Card portfolios.
(d)	Includes approximately $12.8 billion and $11.7 billion of cardmember receivables outside the United States as of December 31, 2011 and 2010, respectively.
(e)	Other receivables primarily represent amounts related to purchased joint venture receivables, amounts due from certain merchants for billed discount revenue, amounts due from the Company’s travel customers and suppliers, amounts due from third-party issuing partners, amounts for tax-related receivables, accrued interest on investments and other receivables due to the Company in the ordinary course of business. As of December 31, 2011, other receivables also included investments that matured on December 31, 2011, but which did not settle until January 3, 2012. Other receivables are presented net of reserves for losses of $102 million and $175 million as of December 31, 2011 and 2010, respectively.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CARDMEMBER AND OTHER LOANS

Cardmember loans, representing amounts due from lending payment product customers, are recorded at the time a cardmember enters into a point-of-sale transaction with a merchant or when a charge card customer enters into an extended payment arrangement with the Company. The Company’s lending portfolios primarily include revolving loans to cardmembers obtained through either their credit card accounts or the lending on charge feature of their charge card accounts. These loans have a range of terms such as credit limits, interest rates, fees and payment structures, which can be revised over time based on new information about cardmembers and in accordance with applicable regulations and the respective product’s terms and conditions. Cardmembers holding revolving loans are typically required to make monthly payments greater than or equal to certain pre-established amounts. The amounts that cardmembers choose to revolve are subject to finance charges. When cardmembers fall behind their required payments, their accounts are monitored.

Cardmember loans are presented on the Consolidated Balance Sheets net of reserves for losses and unamortized net card fees and include accrued interest and fees receivable. The Company’s policy generally is to cease accruing for interest receivable on a cardmember loan at the time the account is written off. The Company establishes reserves for interest that the Company believes will not be collected.

Loans as of December 31, 2011 and 2010 consisted of:

	000000000	000000000
(Millions)	2011	2010
U.S. Card Services(a)	$53,686	$51,565
International Card Services	8,901	9,255
Global Commercial Services	34	30

Cardmember loans, gross(b)	62,621	60,850
Less: Cardmember loans reserves for losses	1,874	3,646

Cardmember loans, net	$60,747	$57,204

Other loans, net(c)	$419	$412

(a)	Includes approximately $33.8 billion and $34.7 billion of gross cardmember loans available to settle obligations of a consolidated VIE as of December 31, 2011 and 2010, respectively.
(b)	Cardmember loan balance includes unamortized net card fees of $140 million and $134 million as of December 31, 2011 and 2010, respectively.
(c)	Other loans primarily represent small business installment loans and a store card portfolio whose billed business is not processed on the Company’s network. Other loans are presented net of reserves for losses of $18 million and $24 million as of December 31, 2011 and 2010, respectively.

CARDMEMBER LOANS AND CARDMEMBER RECEIVABLES AGING

Generally, a cardmember account is considered past due if payment is not received within 30 days after the billing statement date. The following table represents the aging of cardmember loans and receivables as of December 31, 2011 and 2010:

	000000000		000000000		000000000		000000000	000000000
2011 (Millions)	Current		30-59 Days Past Due		60-89 Days Past Due		90+ Days Past Due	Total
Cardmember Loans:
U.S. Card Services	$52,930		$218		$165		$373	$53,686
International Card Services	8,748		52		32		69	8,901
Cardmember Receivables:
U.S. Card Services	$20,246		$122		$81		$196	$20,645
International Card Services(a)	(b	)	(b	)	(b	)	63	7,222
Global Commercial Services(a)	(b	)	(b	)	(b	)	109	12,829

2010 (Millions)	Current		30-59 Days Past Due		60-89 Days Past Due		90+ Days Past Due	Total
Cardmember Loans:
U.S. Card Services	$50,508		$282		$226		$549	$51,565
International Card Services	9,044		66		48		97	9,255
Cardmember Receivables:
U.S. Card Services	$18,864		$104		$55		$132	$19,155
International Card Services(a)	(b	)	(b	)	(b	)	64	6,673
Global Commercial Services(a)	(b	)	(b	)	(b	)	96	11,259

(a)	For cardmember receivables in International Card Services (ICS) and Global Commercial Services (GCS), delinquency data is tracked based on days past billing status rather than days past due. A cardmember account is considered 90 days past billing if payment has not been received within 90 days of the cardmember’s billing statement date. In addition, if the Company initiates collection procedures on an account prior to the account becoming 90 days past billing the associated cardmember receivable balance is considered as 90 days past billing. These amounts are shown above as 90+ Days Past Due for presentation purposes.
(b)	Historically, data for periods prior to 90 days past billing are not available due to system constraints. Therefore, it has not been utilized for risk management purposes. The balances that are current to 89 days past due can be derived as the difference between the Total and the 90+ Days Past Due balances.

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

CREDIT QUALITY INDICATORS FOR LOANS AND RECEIVABLES

The following tables present the key credit quality indicators as of or for the years ended December 31:

	2011			2010
	Net Write-Off Rate			Net Write-Off Rate
	Principal Only(a)	Principal, Interest, & Fees(a)	30 Days Past Due as a % of Total	Principal Only(a)	Principal, Interest, & Fees(a)	30 Days Past Due as a % of Total
U.S. Card Services – Cardmember Loans	2.9%	3.2%	1.4%	5.8%	6.3%	2.1%
International Card Services – Cardmember Loans	2.7%	3.3%	1.7%	4.6%	5.5%	2.3%
U.S. Card Services – Cardmember Receivables	1.7%	1.9%	1.9%	1.6%	1.8%	1.5%

			2011		2010
			Net Loss Ratio as a % of Charge Volume	90 Days Past Billing as a % of Receivables	Net Loss Ratio as a % of Charge Volume(b)	90 Days Past Billing as a % of Receivables
International Card Services – Cardmember Receivables			0.15%	0.9%	0.24%	1.0%
Global Commercial Services – Cardmember Receivables			0.06%	0.8%	0.11%	0.8%

(a)	The Company presents a net write-off rate based on principal losses only (i.e. excluding interest and/or fees) to be consistent with industry convention. In addition, because the Company’s practice is to include uncollectible interest and/or fees as part of its total provision for losses, a net write-off rate including principal, interest and/or fees is also presented.
(b)	In the first quarter of 2010, the Company modified its reporting in the ICS and GCS segments to write off past due cardmember receivables when 180 days past due or earlier, versus its prior methodology of writing them off when 360 days past billing or earlier. This change is consistent with bank regulatory guidance and the write-off methodology for the cardmember receivables portfolio in the U.S. Card Services (USCS) segment. This change resulted in approximately $60 million and $48 million of net write-offs for ICS and GCS, respectively, being included in the first quarter of 2010, which increased the net loss ratios and decreased the 90 days past billing metrics for these segments, but did not have a substantial impact on provisions for losses.

Refer to Note 5 for other factors, including external environmental factors, that management considers as part of its evaluation process for reserves for losses.

PLEDGED LOANS AND RECEIVABLES

Certain cardmember loans and receivables totaling approximately $41.9 billion as of December 31, 2011 are pledged by the Company to its Lending and Charge Trusts (including certain loans sold to the Trusts by the Company’s bank subsidiaries; refer to Note 7).

IMPAIRED LOANS AND RECEIVABLES

Impaired loans and receivables are defined by GAAP as individual larger balance or homogeneous pools of smaller balance restructured loans and receivables for which it is probable that the lender will be unable to collect all amounts due according to the original contractual terms of the loan and receivable agreement. The Company considers impaired loans and receivables to include: (i) loans over 90 days past due still accruing interest, (ii) non-accrual loans, and (iii) loans and receivables modified as troubled debt restructurings (TDRs).

The Company may modify, through various company sponsored programs, cardmember loans and receivables in instances where the cardmember is experiencing financial difficulty to minimize losses to the Company while providing cardmembers with temporary or permanent financial relief. The Company has classified cardmember loans and receivables in these modification programs as TDRs. Such modifications to the loans and receivables may include (i) reducing the interest rate (as low as zero percent, in which case the loan is characterized as

AMERICAN EXPRESS COMPANY

2011 FINANCIAL REVIEW

non-accrual in the Company’s TDR disclosures), (ii) reducing the outstanding balance (in the event of a settlement), (iii) suspending delinquency fees until the cardmember exits the TDR program, and (iv) placing the cardmember on a fixed payment plan not exceeding 60 months. Upon entering the modification program, the cardmember’s ability to make future purchases is either cancelled, or in certain cases suspended until the cardmember successfully exits the TDR program. In accordance with the modification agreement with the cardmember, loans with modified terms will revert back to their original contractual terms (including their contractual interest rate) when they exit the TDR program, either (i) when all payments have been made in accordance with the modification agreement or (ii) in the event that a payment is not made in accordance with the modification agreement and the cardmember defaults out of the program. In either case, in accordance with its normal policy, the Company establishes a reserve for cardmember interest charges that it believes will not be collected.

The performance of a loan or a receivable modified as a TDR is closely monitored to understand its impact on the Company’s reserve for losses. Though the ultimate success of these modification programs remains uncertain, the Company believes the programs improve the cumulative loss performance of such loans and receivables.

Reserves for cardmember loans and receivables modified as TDRs are determined by the difference between the cash flows expected to be received from the cardmember, taking into consideration the probability of subsequent defaults, discounted at the original effective interest rates, and the carrying value of the cardmember loan or receivable balance. The Company determines the original effective interest rate as the interest rate in effect prior to the imposition of any penalty rate. All changes in the impairment measurement, including the component due to the passage of time are included in the provision for losses within the Consolidated Statements of Income.

The following tables provide additional information with respect to the Company’s impaired cardmember loans and receivables as of December 31:

(Millions)	Loans over 90 Days Past Due & Accruing Interest(a)	Non- Accrual Loans(b)	Loans & Receivables Modified as a TDR(c)(d)	Total Impaired Loans & Receivables	Unpaid Principal Balance(e)	Allowance for TDRs(f)
2011
U.S. Card Services – Cardmember Loans	$64	$529	$736	$1,329	$1,268	$174
International Card Services – Cardmember Loans	67	6	8	81	80	2
U.S. Card Services – Cardmember Receivables	–	–	174	174	165	118

Total(g)	$131	$535	$918	$1,584	$1,513	$294

(Millions)	Loans over 90 Days Past Due & Accruing Interest(a)	Non- Accrual Loans(b)	Loans & Receivables Modified as a TDR(c)	Total Impaired Loans & Receivables	Unpaid Principal Balance(e)	Allowance for TDRs(f)
2010
U.S. Card Services – Cardmember Loans	$90	$628	$1,076	$1,794	$1,704	$274
International Card Services – Cardmember Loans	95	8	11	114	112	5
U.S. Card Services – Cardmember Receivables	–	–	114	114	109	63

Total(g)	$185	$636	$1,201	$2,022	$1,925	$342

(a)	The Company’s policy is generally to accrue interest through the date of charge-off (at 180 days past due). The Company establishes reserves for interest that the Company believes will not be collected.
(b)	Non-accrual loans not in modification programs include certain cardmember loans placed with outside collection agencies for which the Company has ceased accruing interest. The Company’s policy is not to resume the accrual of interest on these loans. Payments received are applied against the recorded loan balance. Interest income is recognized on a cash basis for any payments received after the loan balance has been paid in full.
(c)	The total loans and receivables modified as a TDR include $410 million and $655 million that are non-accrual and $4 million and $7 million that are past due 90 days and still accruing interest as of December 31, 2011 and 2010, respectively. These amounts are excluded from the previous two columns.
(d)	During the third quarter of 2011, the Company reassessed all cardmember loans and receivables modifications that occurred on or after January 1, 2011, to determine whether any such modifications met the definition of a TDR under new GAAP effective July 1, 2011. As a result, in the third quarter of 2011 the Company began classifying its short-term settlement programs as TDRs which had an outstanding balance of $5.8 million and associated reserves for losses of $3.7 million.
(e)	Unpaid principal balance consists of cardmember charges billed and excludes other amounts charged directly by the Company such as interest and fees.
(f)	Represents the reserve for losses for TDRs, which are evaluated separately for impairment. The Company records a reserve for losses for all impaired loans. Refer to Cardmember Loans Evaluated Separately and Collectively for Impairment in Note 5 for further discussion of the reserve for losses on loans over 90 days past due and accruing interest and non-accrual loans, which are evaluated collectively for impairment.
(g)	These disclosures are not significant for cardmember receivables in ICS and GCS.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides information with respect to the Company’s interest income recognized and average balances of impaired cardmember loans and receivables for the years ended December 31:

	000000000	000000000
	2011
(Millions)	Interest Income Recognized	Average Balance
U.S. Card Services – Cardmember Loans	$67	$1,498
International Card Services – Cardmember Loans	26	98
U.S. Card Services – Cardmember Receivables	–	145

Total(a)	$93	$1,741

	2010
(Millions)	Interest Income Recognized	Average Balance
U.S. Card Services – Cardmember Loans	$101	$2,256
International Card Services – Cardmember Loans	30	142
U.S. Card Services – Cardmember Receivables	–	110

Total(a)	$131	$2,508

(a)	These disclosures are not significant for cardmember receivables in ICS and GCS.

CARDMEMBER LOANS AND RECEIVABLES MODIFIED AS TDRS

The following table provides additional information with respect to the cardmember loans and receivables modified as TDRs during the year ended December 31, 2011:

	000000000	000000000	000000000
(Accounts in thousands, Dollars in millions)	Number of Accounts	Aggregated Pre- Modification Outstanding Balances(a)(b)	Aggregated Post- Modification Outstanding Balances(a)(b)
Troubled Debt Restructurings:
U.S. Card Services – Cardmember Loans	147	$1,110	$1,064
U.S. Card Services – Cardmember Receivables	50	402	388

Total(c)	197	$1,512	$1,452

(a)	The outstanding balance includes principal and accrued interest.
(b)	The difference between the pre- and post-modification outstanding balances is solely attributable to amounts charged off for cardmember loans and receivables being resolved through the Company’s short-term settlement programs.
(c)	These disclosures are not significant for cardmember loans modifications in ICS.

As described previously, the Company’s cardmember loans and receivables modification programs may include (i) reducing the interest rate, (ii) reducing the outstanding balance, (iii) suspending delinquency fees and (iv) placing the cardmember on a fixed payment plan not exceeding 60 months. Upon entering the modification program, the cardmember’s ability to make future purchases is either cancelled, or in certain cases suspended until the cardmember successfully exits the TDR program.

The Company has evaluated the primary financial effects of the impact of the changes to an account upon modification as follows:

•

Interest Rate Reduction: For the year ended December 31, 2011, the average interest rate reduction was 11 percentage points, which did not have a significant impact on interest and fees on loans in the Consolidated Statements of Income. The Company does not offer interest rate reduction programs for USCS cardmember receivables as these receivables are non-interest bearing.

•

Outstanding Balance Reduction: The table above presents the financial effects on the Company as a result of reducing the outstanding balance for Short-Term Settlement Programs. The difference between the pre- and post-modification outstanding balances represents the amount that either has been written off or will be written off upon successful completion of the settlement program.

•

Payment Term Extension: For the year ended December 31, 2011, the average payment term extension was approximately 15 months for USCS cardmember receivables. For USCS cardmember loans, there have been no extension of payment terms.

The following table provides information with respect to the cardmember loans and receivables modified as TDRs on which there was a default within 12 months of modification during the year ended December 31, 2011. A cardmember will default from a modification program after between one and up to three consecutive missed payments, depending on the terms of the modification program.

	000000000	000000000
(Accounts in thousands, Dollars in millions)	Number of Accounts	Aggregated Outstanding Balances Upon Default(a)
Troubled Debt Restructurings That Subsequently Defaulted:
U.S. Card Services – Cardmember Loans	46	$343
U.S. Card Services – Cardmember Receivables	6	45

Total(b)	52	$388

(a)	The outstanding balance includes principal and accrued interest.
(b)	During the periods presented, the ICS cardmember loan modifications on which there was a default from the modification program within 12 months of modification were not significant.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5

RESERVES FOR LOSSES

Reserves for losses relating to cardmember loans and receivables represent management’s best estimate of the losses inherent in the Company’s outstanding portfolio of loans and receivables. Management’s evaluation process requires certain estimates and judgments.

Reserves for these losses are primarily based upon statistical models that analyze portfolio performance and reflect management’s judgment regarding overall reserve adequacy. The models take into account several factors, including loss migration rates and average losses and recoveries over an appropriate historical period. Management considers whether to adjust the models for specific factors such as increased risk in certain portfolios, impact of risk management initiatives on portfolio performance and concentration of credit risk based on factors such as vintage, industry or geographic regions. In addition, management may increase or decrease the reserves for losses on cardmember loans for other external environmental factors including leading economic and market indicators such as the unemployment rate, home price indices, Gross Domestic Product (GDP), non-farm payrolls, personal consumption expenditures index, consumer confidence index, bankruptcy filings and the legal and regulatory environment. Generally, due to the short-term nature of cardmember receivables, the impact of additional external factors on the losses inherent within the cardmember receivable portfolio is not significant. As part of this evaluation process, management also considers various reserve coverage metrics, such as reserves as a percentage of past due amounts, reserves as a percentage of cardmember receivables or loans and net write-off coverage.

Cardmember loans and receivables balances are written off when management deems amounts to be uncollectible, which is generally determined by the number of days past due and is typically no later than 180 days. Cardmember loans and receivables in bankruptcy or owed by deceased individuals are written off upon notification. Recoveries are recognized on a cash basis.

Changes in Cardmember Receivables Reserve for Losses

The following table presents changes in the cardmember receivables reserve for losses for the years ended December 31:

	000000000	000000000	000000000
(Millions)	2011	2010	2009
Balance, January 1	$386	$546	$810
Additions:
Cardmember receivables provisions(a)	603	439	773
Cardmember receivables provisions – other(b)	167	156	84

Total provision	770	595	857

Deductions:
Cardmember receivables net write-offs(c)(d)	(560)	(598)	(1,131)
Cardmember receivables – other(e)	(158)	(157)	10

Balance, December 31	$438	$386	$546

(a)	Represents loss provisions for cardmember receivables consisting of principal (resulting from authorized transactions) and fee reserve components.
(b)	Primarily represents loss provisions for cardmember receivables resulting from unauthorized transactions.
(c)	Represents write-offs consisting of principal (resulting from authorized transactions) and fee components, less recoveries of $349 million, $357 million and $349 million for 2011, 2010 and 2009, respectively. For the year ended December 31, 2009, these amounts also include net write-offs for cardmember receivables resulting from unauthorized transactions.
(d)	Through December 31, 2009, cardmember receivables in the ICS and GCS segments were written off when 360 days past billing or earlier. During the first quarter of 2010, consistent with applicable bank regulatory guidance, the Company modified its methodology to write off cardmember receivables in the ICS and GCS segments when 180 days past due or earlier. Therefore, net write-offs for cardmember receivables for the first quarter of 2010 included approximately $108 million resulting from this change in write-off methodology. The impact of this change to the provision for charge card losses was not material.
(e)	For the years ended December 31, 2011 and 2010, these amounts include net write-offs related to unauthorized transactions and, for all periods, foreign currency translation adjustments.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cardmember Receivables Evaluated Separately and Collectively for Impairment

The following table presents cardmember receivables evaluated separately and collectively for impairment and related reserves as of December 31:

	000000000	000000000	000000000
(Millions)	2011	2010	2009
Cardmember receivables evaluated separately for impairment(a)	$174	$114	$94
Reserves on cardmember receivables evaluated separately for impairment(a)	$118	$63	$64
Cardmember receivables evaluated collectively for impairment	$40,716	$37,152	$33,649
Reserves on cardmember receivables evaluated collectively for impairment	$320	$323	$482

(a)	Represents receivables modified in a TDR and related reserves. Refer to the Impaired Loans and Receivables discussion in Note 4 for further information.

Changes in Cardmember Loans Reserve for Losses

The following table presents changes in the cardmember loans reserve for losses for the years ended December 31:

	000000000	000000000	000000000
(Millions)	2011	2010	2009
Balance, January 1	$3,646	$3,268	$2,570
Reserves established for consolidation of a variable interest entity(a)	–	2,531	–

Total adjusted balance, January 1	3,646	5,799	2,570

Additions:
Cardmember loans provisions(b)	145	1,445	4,209
Cardmember loans provisions – other(c)	108	82	57

Total provision	253	1,527	4,266

Deductions:
Cardmember loans net write-offs – principal(d)	(1,720)	(3,260)	(2,949)
Cardmember loans net write-offs – interest and fees(d)	(201)	(359)	(448)
Cardmember loans – other(e)	(104)	(61)	(171)

Balance, December 31	$1,874	$3,646	$3,268

(a)	Represents the establishment of cardmember reserves for losses for cardmember loans issued by the American Express Credit Account Master Trust (the Lending Trust) for the securitized loan portfolio that was consolidated under accounting guidance for consolidation of VIEs effective January 1, 2010. The establishment of the $2.5 billion reserve for losses for the securitized loan portfolio was determined by applying the same methodology as is used for the Company’s unsecuritized loan portfolio. There was no incremental reserve required nor were any charge-offs recorded in conjunction with the consolidation of the Lending Trust.
(b)	Represents loss provisions for cardmember loans consisting of principal (resulting from authorized transactions), interest and fee reserves components.
(c)	Primarily represents loss provisions for cardmember loans resulting from unauthorized transactions.
(d)	Cardmember loans net write-offs — principal for 2011, 2010 and 2009 include recoveries of $578 million, $568 million and $327 million, respectively. Recoveries of interest and fees were de minimis.
(e)	These amounts include net write-offs related to unauthorized transactions and foreign currency translation adjustments.

Cardmember Loans Evaluated Separately and Collectively for Impairment

The following table presents cardmember loans evaluated separately and collectively for impairment and related reserves as of December 31:

	000000000	000000000	000000000
(Millions)	2011	2010	2009
Cardmember loans evaluated separately for impairment(a)	$744	$1,087	$721
Reserves on cardmember loans evaluated separately for impairment(a)	$176	$279	$187
Cardmember loans evaluated collectively for impairment(b)	$61,877	$59,763	$32,051
Reserves on cardmember loans evaluated collectively for impairment(b)	$1,698	$3,367	$3,081

(a)	Represents loans modified in a TDR and related reserves. Refer to the Impaired Loans and Receivables discussion in Note 4 for further information.
(b)	Represents current loans and loans less than 90 days past due, loans over 90 days past due and accruing interest, and non-accrual loans and related reserves. The reserves include the results of analytical models that are specific to individual pools of loans and reserves for external environmental factors that apply broadly to all loans collectively evaluated for impairment and are not specific to any individual pool of loans.

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

The following is a summary of investment securities as of December 31:

	2011				2010
(Millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
State and municipal obligations	$4,968	$103	$(72)	$4,999	$6,140	$24	$(367)	$5,797
U.S. Government agency obligations	352	2	–	354	3,402	12	(1)	3,413
U.S. Government treasury obligations	330	10	–	340	2,450	6	–	2,456
Corporate debt securities(a)	626	9	(3)	632	1,431	15	(1)	1,445
Mortgage-backed securities(b)	261	17	–	278	272	6	(2)	276
Equity securities(c)	95	265	–	360	98	377	–	475
Foreign government bonds and obligations	120	10	–	130	95	4	–	99
Other	54	–	–	54	49	–	–	49

Total	$6,806	$416	$(75)	$7,147	$13,937	$444	$(371)	$14,010

(a)	The December 31, 2011 and 2010 balances include, on a cost basis, $0.6 billion and $1.3 billion, respectively, of corporate debt obligations issued under the Temporary Liquidity Guarantee Program (TLGP) that are guaranteed by the Federal Deposit Insurance Corporation (FDIC).
(b)	Represents mortgage-backed securities guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae.
(c)	Primarily represents the Company’s investment in the Industrial and Commercial Bank of China (ICBC).

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

The following table provides information about the Company’s investment securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31:

	2011				2010
(Millions)	Less than 12 months		12 months or more		Less than 12 months		12 months or more
Description of Securities	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
State and municipal obligations	$–	$–	$1,094	$(72)	$2,535	$(156)	$1,076	$(211)
U.S. Government agency obligations	–	–	–	–	299	(1)	–	–
Corporate debt securities	15	(2)	2	(1)	–	–	3	(1)
Mortgage-backed securities	–	–	–	–	71	(2)	–	–

Total	$15	$(2)	$1,096	$(73)	$2,905	$(159)	$1,079	$(212)

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the gross unrealized losses due to temporary impairments by ratio of fair value to amortized cost as of December 31:

(Dollars in millions)	Less than 12 months			12 months or more			Total
Ratio of Fair Value to Amortized Cost	Number of Securities	Estimated Fair Value	Gross Unrealized Losses	Number of Securities	Estimated Fair Value	Gross Unrealized Losses	Number of Securities	Estimated Fair Value	Gross Unrealized Losses
2011:
90% – 100%	–	$–	$–	114	$884	$(35)	114	$884	$(35)
Less than 90%	1	15	(2)	22	212	(38)	23	227	(40)

Total as of December 31, 2011	1	$15	$(2)	136	$1,096	$(73)	137	$1,111	$(75)

2010:
90% – 100%	457	$2,554	$(113)	31	$79	$(7)	488	$2,633	$(120)
Less than 90%	48	351	(46)	115	1,000	(205)	163	1,351	(251)

Total as of December 31, 2010	505	$2,905	$(159)	146	$1,079	$(212)	651	$3,984	$(371)

The gross unrealized losses on state and municipal securities and all other debt securities can be attributed to higher credit spreads generally for state and municipal securities, higher credit spreads for specific issuers, changes in market benchmark interest rates, or a combination thereof, all as compared to those prevailing when the investment securities were acquired.

In assessing default risk on these investment securities, the Company has qualitatively considered the key factors identified above and determined that it expects to collect all of the contractual cash flows due on the investment securities.

Overall, for the investment securities in gross unrealized loss positions identified above, (i) the Company does not intend to sell the investment securities, (ii) it is more likely than not that the Company will not be required to sell the investment securities before recovery of the unrealized losses, and (iii) the Company expects that the contractual principal and interest will be received on the investment securities. As a result, the Company recognized no other-than-temporary impairments during the periods presented.

SUPPLEMENTAL INFORMATION

Gross realized gains and losses on the sales of investment securities, included in other non-interest revenues, were as follows:

	000000000	000000000	000000000
(Millions)	2011	2010	2009
Gains	$16	$1	$226
Losses	–	(6)	(1)

Total	$16	$(5)	$225

Contractual maturities of investment securities, excluding equity securities and other securities, as of December 31, 2011 were as follows:

	000000000	000000000
(Millions)	Cost	Estimated Fair Value
Due within 1 year	$973	$983
Due after 1 year but within 5 years	421	429
Due after 5 years but within 10 years	217	227
Due after 10 years	5,046	5,094

Total	$6,657	$6,733

The expected payments on state and municipal obligations and mortgage-backed securities may not coincide with their contractual maturities because the issuers have the right to call or prepay certain obligations.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7

ASSET SECURITIZATIONS

CHARGE TRUST AND LENDING TRUST

The Company periodically securitizes cardmember receivables and loans arising from its card business through the transfer of those assets to securitization trusts. The trusts then issue securities to third-party investors, collateralized by the transferred assets.

Cardmember receivables are transferred to the American Express Issuance Trust (the Charge Trust) and cardmember loans are transferred to the Lending Trust. The Charge Trust and the Lending Trust are consolidated by American Express Travel Related Services Company, Inc. (TRS), which is a consolidated subsidiary of the Company. The trusts are considered VIEs as they have insufficient equity at risk to finance their activities, which are to issue securities that are collateralized by the underlying cardmember receivables and loans.

TRS, in its role as servicer of the Charge Trust and the Lending Trust, has the power to direct the most significant activity of the trusts, which is the collection of the underlying cardmember receivables and loans in the trusts. In addition, TRS owns approximately $1.0 billion of subordinated securities issued by the Lending Trust as of December 31, 2011. These subordinated securities have the obligation to absorb losses of the Lending Trust and provide the right to receive benefits from the Lending Trust, both of which are significant to the VIE. TRS’ role as servicer for the Charge Trust does not provide it with a significant obligation to absorb losses or a significant right to receive benefits. However, TRS’ position as the parent company of the entities that transferred the receivables to the Charge Trust makes it the party most closely related to the Charge Trust. Based on these considerations, TRS was determined to be the primary beneficiary of both the Charge Trust and the Lending Trust.

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

There was approximately $15 million and $9 million of restricted cash held by the Charge Trust as of December 31, 2011 and 2010, respectively, and approximately $192 million and $3.7 billion of restricted cash held by the Lending Trust as of December 31, 2011 and 2010, respectively, included in other assets on the Company’s Consolidated Balance Sheets. These amounts relate to collections of cardmember receivables and loans to be used by the trusts to fund future expenses, and obligations, including interest paid on investor certificates, credit losses and upcoming debt maturities.

As a result of the adoption of new GAAP on consolidations and VIEs, the Lending Trust was consolidated onto the Company’s Consolidated Balance Sheets effective January 1, 2010. The primary changes made to the Consolidated Balance Sheets upon consolidation include an increase to cardmember loans of $29 billion, along with associated loss reserves of $2.5 billion. Other adjustments included the elimination of the interest-only strip, as well as the elimination of the Company’s retained subordinated securities issued by the Lending Trust. Long-term debt increased by $25 billion for the debt securities issued by the Lending Trust, and shareholders’ equity was reduced by $1.8 billion related to the after-tax effect of establishing the additional reserve for losses on cardmember loans and for the reversal of unrealized gains on retained subordinated securities. The components of securitization income, net for the cardmember loans and long-term debt, are now recorded in other commissions and fees, interest income and interest expense.

CHARGE TRUST AND LENDING TRUST TRIGGERING EVENTS

Under the respective terms of the Charge Trust and the Lending Trust agreements, the occurrence of certain triggering events could result in establishment of reserve funds, or in a worst-case scenario, early amortization of investor certificates. During the year ended December 31, 2011, no triggering events occurred that would have resulted in funding of reserve accounts or early amortization.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8

OTHER ASSETS

The following is a summary of other assets as of December 31:

	000000000	000000000
(Millions)	2011	2010
Goodwill	$3,172	$2,639
Deferred tax assets, net(a)	2,875	3,397
Prepaid expenses(b)	2,378	1,802
Other intangible assets, at amortized cost	1,149	972
Derivative assets(a)	915	1,071
Restricted cash(c)	584	4,172
Other	1,582	1,315

Total	$12,655	$15,368

(a)	Refer to Notes 17 and 12 for a discussion of deferred tax assets, net, and derivative assets, respectively, as of December 31, 2011 and 2010. Derivative assets reflect the impact of master netting agreements.
(b)	Includes prepaid miles and reward points acquired primarily from airline partners of approximately $1.8 billion and $1.2 billion, as of December 31, 2011 and 2010, respectively, including approximately $1.5 billion and $0.8 billion, respectively, from Delta.
(c)	Includes restricted cash of $0.2 billion and $3.7 billion, respectively, as of December 31, 2011 and 2010, which is primarily held for certain asset-backed securitization maturities.

GOODWILL

Goodwill represents the excess of acquisition cost of an acquired company over the fair value of assets acquired and liabilities assumed. The Company assigns goodwill to its reporting units for the purpose of impairment testing. A reporting unit is defined as an operating segment, or a business that is one level below an operating segment for which discrete financial information is regularly reviewed by the operating segment manager. The Company evaluates goodwill for impairment annually as of June 30 and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. The goodwill impairment test utilizes a two-step approach. The first step identifies whether there is potential impairment by comparing the fair value of a reporting unit to the carrying amount, including goodwill. If the fair value of a reporting unit is less than its carrying amount, the second step of the impairment test is required to measure the amount of any impairment loss. As of December 31, 2011 and 2010, goodwill was not impaired and there were no accumulated impairment losses.

Goodwill impairment testing involves management judgment, requiring an assessment of whether the carrying value of the reporting unit can be supported by its fair value using widely accepted valuation techniques. The Company uses a combination of the income approach (discounted cash flow method) and market approach (market multiples).

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

The changes in the carrying amount of goodwill reported in the Company’s reportable operating segments and Corporate & Other were as follows:

	00000000000	00000000000	00000000000	00000000000	00000000000	00000000000
(Millions)	USCS	ICS	GCS	GNMS	Corporate & Other	Total
Balance as of January 1, 2010	$175	$512	$1,547	$28	$66	$2,328
Acquisitions(a)	–	–	–	131	184	315
Dispositions	–	–	(2)	–	–	(2)
Other, including foreign currency translation	–	(1)	(1)	–	–	(2)

Balance as of December 31, 2010	$175	$511	$1,544	$159	$250	$2,639
Acquisitions(b)	–	538	–	1	20	559
Dispositions	–	–	(1)	–	–	(1)
Other, including foreign currency translation	–	(26)	–	–	1	(25)

Balance as of December 31, 2011	$175	$1,023	$1,543	$160	$271	$3,172

(a)	Comprised of $131 million and $184 million for the acquisition of Accertify Inc. and Revolution Money Inc., respectively. Refer to Note 2 for further discussion.
(b)	Primarily comprised of $538 million for the acquisition of Loyalty Partner. Refer to Note 2 for further discussion.

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

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of other intangible assets were as follows:

	2011			2010
(Millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships(a)	$1,223	$(407)	$816	$1,125	$(332)	$793
Other	445	(112)	333	262	(83)	179

Total	$1,668	$(519)	$1,149	$1,387	$(415)	$972

(a)	Includes intangibles acquired from airline partners of $410 million and $478 million as of December 31, 2011 and 2010, respectively, including approximately $195 million and $230 million, respectively, from Delta.

Amortization expense for the years ended December 31, 2011, 2010 and 2009 was $189 million, $176 million and $140 million, respectively. Intangible assets acquired in 2011 and 2010 are being amortized, on average, over 13 years and 8 years, respectively.

Estimated amortization expense for other intangible assets over the next five years is as follows:

	000000000	000000000	000000000	000000000	000000000
(Millions)	2012	2013	2014	2015	2016
Estimated amortization expense	$200	$190	$165	$146	$120

OTHER

The Company had $332 million and $197 million in affordable housing partnership interests as of December 31, 2011 and 2010, respectively, included in other assets in the table above.

The Company is a limited partner and typically has a less than 50 percent interest in the affordable housing partnerships. These partnership interests are accounted for in accordance with GAAP governing equity method investments and joint ventures.

NOTE 9

CUSTOMER DEPOSITS

As of December 31, customer deposits were categorized as interest-bearing or non-interest-bearing deposits as follows:

	000000000	000000000
(Millions)	2011	2010
U.S.:
Interest-bearing	$37,271	$29,053
Non-interest-bearing	4	17
Non-U.S.:
Interest-bearing	612	640
Non-interest-bearing	11	17

Total customer deposits	$37,898	$29,727

Customer deposits were aggregated by deposit type offered by the Company as of December 31 as follows:

	000000000	000000000
(Millions)	2011	2010
U.S. retail deposits:
Savings accounts – Direct	$14,649	$7,725
Certificates of deposit:
Direct	893	1,052
Third party	10,781	11,411
Sweep accounts – Third party	10,948	8,865
Other deposits	627	674

Total customer deposits	$37,898	$29,727

The scheduled maturities of all certificates of deposit as of December 31, 2011 were as follows:

	000000000	000000000	000000000
(Millions)	U.S.	Non-U.S.	Total
2012	$3,317	$386	$3,703
2013	4,820	1	4,821
2014	2,441	–	2,441
2015	267	–	267
2016	607	–	607
After 5 years	222	–	222

Total	$11,674	$387	$12,061

As of December 31, certificates of deposit in denominations of $100,000 or more were as follows:

	000000000	000000000
(Millions)	2011	2010
U.S.	$580	$689
Non-U.S.	304	291

Total	$884	$980

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10

DEBT

SHORT-TERM BORROWINGS

The Company’s short-term borrowings outstanding, defined as borrowings with original maturities of less than one year, as of December 31 were as follows:

	2011		2010
(Millions, except percentages)	Outstanding Balance	Year-End Stated Rate on Debt(a)(b)	Outstanding Balance	Year-End Stated Rate on Debt(a)(b)
Commercial paper	$608	0.03%	$645	0.16%
Other short-term borrowings(c)	2,816	1.73%	2,769	1.23%

Total	$3,424	1.43%	$3,414	1.03%

(a)	For floating-rate debt issuances, the stated interest rates are based on the floating rates in effect as of December 31, 2011 and 2010, respectively. These rates may not be indicative of future interest rates.
(b)	Effective interest rates are only presented if swaps are in place to hedge the underlying debt. There were no swaps in place as of December 31, 2011 and 2010.
(c)	Includes interest-bearing overdrafts with banks of $821 million and $966 million as of December 31, 2011 and 2010, respectively. In addition, balances include certain book overdrafts (i.e., primarily timing differences arising in the ordinary course of business), short-term borrowings from banks, as well as interest-bearing amounts due to merchants in accordance with merchant service agreements.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LONG-TERM DEBT

The Company’s long-term debt outstanding, defined as debt with original maturities of one year or greater, as of December 31 was as follows:

	2011				2010
(Millions, except percentages)	Maturity Dates	Outstanding Balance(a)	Year-End Stated Rate on Debt(b)	Year-End Effective Interest Rate with Swaps(b)(c)	Outstanding Balance(a)	Year-End Stated Rate on Debt(b)	Year-End Effective Interest Rate with Swaps(b)(c)
American Express Company (Parent Company only)
Fixed Rate Senior Notes	2013-2038	$9,364	6.90%	6.06%	$9,604	6.83%	6.02%
Subordinated Debentures(d)	2036	749	6.80%	–	745	6.80%	–
American Express Travel Related Services Company Inc.
Fixed Rate Senior Notes		–	–	–	700	5.25%	–
Floating Rate Senior Notes		–	–	–	500	0.47%	5.63%
American Express Credit Corporation
Fixed Rate Senior Notes	2012-2016	14,188	4.78%	2.80%	12,406	5.15%	3.07%
Floating Rate Senior Notes	2012-2014	2,444	1.24%	–	2,480	1.51%	–
Borrowings under Bank Credit Facilities	2014-2016	4,579	6.38%	6.27%	4,118	5.33%	5.38%
American Express Centurion Bank
Fixed Rate Senior Notes	2012-2017	2,149	5.83%	3.32%	2,166	5.83%	3.31%
Floating Rate Senior Notes	2012	400	0.43%	–	400	0.41%	–
American Express Bank, FSB
Fixed Rate Senior Notes	2012-2017	3,581	5.65%	3.11%	7,168	4.40%	2.72%
Floating Rate Senior Notes	2012-2017	1,100	0.47%	–	2,750	0.92%	–
American Express Charge Trust
Floating Rate Senior Notes	2012-2013	4,488	0.52%	–	3,988	0.51%	–
Floating Rate Subordinated Notes	2012	72	0.75%	–	72	0.74%	–
American Express Lending Trust
Fixed Rate Senior Notes		–	–	–	437	5.35%	–
Floating Rate Senior Notes	2012-2018	15,065	0.95%	–	17,516	0.89%	–
Fixed Rate Subordinated Notes		–	–	–	63	5.61%	–
Floating Rate Subordinated Notes	2012-2018	1,245	0.85%	–	1,275	0.66%	–
Other
Fixed Rate Instruments(e)	2014-2022	123	5.74%	–	141	5.64%	–
Floating Rate Borrowings	2014	129	0.66%	–
Unamortized Underwriting Fees		(106)			(113)

Total Long-Term Debt		$59,570	3.69%		$66,416	3.48%

(a)	The outstanding balances include (i) unamortized discount and premium, (ii) the impact of movements in exchange rates on foreign currency denominated debt and (iii) the impact of fair value hedge accounting on certain fixed-rate notes that have been swapped to floating rate through the use of interest rate swaps. Under fair value hedge accounting, the outstanding balances on these fixed-rate notes are adjusted to reflect the impact of changes in fair value due to changes in interest rates. Refer to Note 12 for more details on the Company’s treatment of fair value hedges.
(b)	For floating-rate debt issuances, the stated and effective interest rates are based on the floating rates in effect as of December 31, 2011 and 2010, respectively. These rates may not be indicative of future interest rates.
(c)	Effective interest rates are only presented when swaps are in place to hedge the underlying debt.
(d)	The maturity date will automatically be extended to September 1, 2066, except in the case of either (i) a prior redemption or (ii) a default. See further discussion on the following page.
(e)	Includes $123 million and $132 million as of December 31, 2011 and 2010, respectively, related to capitalized lease transactions.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, the Parent Company had $750 million principal outstanding of Subordinated Debentures that accrue interest at an annual rate of 6.8 percent until September 1, 2016, and at an annual rate of three-month LIBOR plus 2.23 percent thereafter. At the Company’s option, the Subordinated Debentures are redeemable for cash after September 1, 2016 at 100 percent of the principal amount plus any accrued but unpaid interest. If the Company fails to achieve specified performance measures, it will be required to issue common shares and apply the net proceeds to make interest payments on the Subordinated Debentures. No dividends on the Company’s common or preferred shares could be paid until such interest payments are made. The Company would fail to meet these specific performance measures if (i) the Company’s tangible common equity is less than 4 percent of total adjusted assets for the most recent quarter or (ii) if the trailing two quarters’ consolidated net income is equal to or less than zero and tangible common equity as of the trigger determination date, and as of the end of the quarter end six months prior, has in each case declined by 10 percent or more from tangible common equity as of the end of the quarter 18 months prior to the trigger determination date. The Company met the specified performance measures in 2011.

Aggregate annual maturities on long-term debt obligations (based on final maturity dates) as of December 31, 2011 were as follows:

	00000000000	00000000000	00000000000	00000000000	00000000000	00000000000	00000000000
(Millions)	2012	2013	2014	2015	2016	Thereafter	Total
American Express Company (Parent Company only)	$–	$1,000	$1,250	$–	$600	$7,000	$9,850
American Express Credit Corporation	1,575	4,846	6,442	2,477	5,434	–	20,774
American Express Centurion Bank	1,150	–	–	5	–	1,302	2,457
American Express Bank, FSB	1,550	1,750	–	–	–	1,300	4,600
American Express Charge Trust	1,560	3,000	–	–	–	–	4,560
American Express Lending Trust	5,222	4,056	3,882	1,950	–	1,200	16,310
Other	–	–	211	–	–	40	251

	$11,057	$14,652	$11,785	$4,432	$6,034	$10,842	58,802

Unamortized Underwriting Fees							(106)
Unamortized Discount and Premium							(36)
Impacts due to Fair Value Hedge Accounting							910

Total Long-Term Debt							$59,570

As of December 31, 2011 and 2010, the Company maintained total bank lines of credit of $7.5 billion and $10.6 billion, respectively. Of the total credit lines, $2.9 billion and $6.5 billion were undrawn as of December 31, 2011 and 2010, respectively. Undrawn amounts of $2.9 billion and $5.7 billion supported commercial paper borrowings and contingent funding needs as of December 31, 2011 and 2010, respectively. In 2012, 2014 and 2016, respectively, $2.9 billion, $2.0 billion and $2.6 billion of these credit facilities will expire. Additionally, the Company maintained a 3-year committed, revolving, secured financing facility which gives the Company the right to sell up to $3.0 billion face amount of eligible notes issued from the Charge Trust at any time through December 16, 2013. As of December 31, 2011, $3.0 billion was drawn on this facility. The Company paid $22.2 million and $7.7 million in fees to maintain these lines in 2011 and 2010, respectively.

The availability of these credit lines is subject to the Company’s compliance with certain financial covenants, including the maintenance by the Company of consolidated tangible net worth of at least $4.1 billion, the maintenance by American Express Credit Corporation (Credco) of a 1.25 ratio of combined earnings and fixed charges to fixed charges, and the compliance by American Express Centurion Bank (Centurion Bank) and American Express Bank, FSB (FSB) with applicable regulatory capital adequacy guidelines. As of December 31, 2011 and 2010, the Company was not in violation of any of its debt covenants.

These committed facilities do not contain material adverse change clauses, which might otherwise preclude borrowing under the credit facilities, nor are they dependent on the Company’s credit rating.

The Company paid total interest primarily related to short- and long-term debt, corresponding interest rate swaps and customer deposits of $2.4 billion in both 2011 and 2010 and $2.3 billion in 2009.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11

OTHER LIABILITIES

The following is a summary of other liabilities as of December 31:

	000000000	000000000
(Millions)	2011	2010
Membership Rewards reserves	$5,066	$4,500
Book overdraft balances	3,091	1,185
Employee-related liabilities(a)	2,192	2,026
Rebate and reward accruals(b)	1,866	1,555
Deferred charge card fees, net	1,063	1,036
Other(c)	4,792	5,291

Total	$18,070	$15,593

(a)	Employee-related liabilities include employee benefit plan obligations and incentive compensation.
(b)	Rebate and reward accruals include payments to third-party card-issuing partners and cash-back reward costs.
(c)	Other includes accruals for general operating expenses, litigation, client incentives, advertising and promotion, derivatives, restructuring and reengineering reserves.

MEMBERSHIP REWARDS

The Membership Rewards program allows enrolled cardmembers to earn points that can be redeemed for a broad range of rewards including travel, entertainment, retail certificates and merchandise. The Company establishes balance sheet reserves which represent management’s best estimate of the future cost of points earned that are expected to be redeemed. An ultimate redemption rate and weighted average cost per point are key factors used to approximate Membership Rewards reserves. Management uses statistical and actuarial models to estimate ultimate redemption rates based on historical redemption trends, current enrollee redemption behavior, card product type, year of program enrollment, enrollment tenure and card spend levels. The weighted-average cost per point is determined using actual redemptions during the previous 12 months, revised as appropriate for recent changes in redemption costs.

The provision for the cost of Membership Rewards points is included in marketing, promotion, rewards and cardmember services expenses. The Company continually evaluates its reserve methodology and assumptions based on developments in redemption patterns, cost per point redeemed, contract changes and other factors.

DEFERRED CHARGE CARD FEES

The carrying amount of deferred charge card and other fees, net of direct acquisition costs and reserves for membership cancellations as of December 31 were as follows:

	000000000	000000000
(Millions)	2011	2010
Deferred charge card and other fees(a)	$1,228	$1,194
Deferred direct acquisition costs	(75)	(67)
Reserves for membership cancellations	(90)	(91)

Deferred charge card fees and other, net of direct acquisition costs and reserves	$1,063	$1,036

(a)	Includes deferred fees for Membership Rewards program participants.

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

The Company centrally monitors market risks using market risk limits and escalation triggers as defined in its market risk policy.

The Company’s market exposures are in large part byproducts of the delivery of its products and services. Interest rate risk arises through the funding of cardmember receivables and fixed-rate loans with variable-rate borrowings as well as through the risk to net interest margin from changes in the relationship between benchmark rates such as Prime and LIBOR.

Interest rate exposure within the Company’s charge card and fixed-rate lending products is managed by varying the proportion of total funding provided by short-term and variable-rate debt and deposits compared to fixed-rate debt and deposits. In addition, interest rate swaps are used from time to time to economically convert fixed-rate debt obligations to variable-rate obligations or to convert variable-rate debt obligations to fixed-rate obligations. The Company may change the mix between variable-rate and fixed-rate funding based on changes in business volumes and mix, among other factors.

Foreign exchange risk is generated by cardmember cross-currency charges, foreign currency balance sheet exposures, foreign subsidiary equity and foreign currency earnings in entities outside the United States. The Company’s foreign exchange risk is managed primarily by entering into agreements to buy and sell currencies on a spot basis or by hedging this market exposure to the extent it is economically justified through various means, including the use of derivatives such as foreign exchange forwards, and cross-currency swap contracts, which can help “lock in” the value of the Company’s exposure to specific currencies.

In addition to the exposures identified above, effective August 1, 2011, the Company entered into a total return contract (TRC) to hedge its exposure to changes in the fair value of its equity investment in ICBC in local currency. Under the terms of the TRC, the Company receives from the TRC counterparty an amount equivalent to any reduction in the fair value of its

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

investment in ICBC in local currency, and in return the Company pays to the TRC counterparty an amount equivalent to any increase in the fair value of its investment in local currency, along with all dividends paid by ICBC, as well as on-going hedge costs.

Derivatives may give rise to counterparty credit risk, which is the risk that a derivative counterparty will default on, or otherwise be unable to perform pursuant to, an uncollateralized derivative exposure. The Company manages this risk by considering the current exposure, which is the replacement cost of contracts on the measurement date, as well as estimating the maximum potential value of the contracts over the next 12 months, considering such factors as the volatility of the underlying or reference index. To mitigate derivative credit risk, counterparties are required to be pre-approved and rated as investment grade. Counterparty risk exposures are centrally monitored and the Company takes risk mitigation actions, when necessary. Additionally, in order to mitigate the bilateral counterparty credit risk associated with derivatives, the Company has in certain instances entered into master netting agreements with its derivative counterparties, which provide a right of offset for certain exposures between the parties. To further mitigate bilateral counterparty credit risk, the Company exercises its rights under executed credit support agreements with certain of its derivative counterparties. These agreements require that, in the event the fair value change in the net derivatives position between the two parties exceeds certain dollar thresholds, the party in the net liability position posts collateral to its counterparty.

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

The following table summarizes the total fair value, excluding interest accruals, of derivative assets and liabilities as of December 31:

	00000000000	00000000000	00000000000	00000000000
	Other Assets Fair Value		Other Liabilities Fair Value
(Millions)	2011	2010	2011	2010
Derivatives designated as hedging instruments:
Interest rate contracts
Fair value hedges	$999	$909	$–	$38
Cash flow hedges	–	2	1	13
Total return contract
Fair value hedge	13	–	–	–
Foreign exchange contracts
Net investment hedges	344	66	44	272

Total derivatives designated as hedging instruments	$1,356	$977	$45	$323

Derivatives not designated as hedging instruments:
Interest rate contracts	$1	$3	$–	$3
Foreign exchange contracts, including certain embedded derivatives(a)	159	109	60	91
Equity-linked embedded derivative(b)	–	–	3	2

Total derivatives not designated as hedging instruments	160	112	63	96

Total derivatives, gross	$1,516	$1,089	$108	$419

Cash collateral netting(c)	(587)	–	–	–

Derivative asset and derivative liability netting(c)	(14)	(18)	(14)	(18)

Total derivatives, net	$915	$1,071	$94	$401

(a)	Includes foreign currency derivatives embedded in certain operating agreements.
(b)	Represents an equity-linked derivative embedded in one of the Company’s investment securities.
(c)	As permitted under GAAP, balances represent the netting of cash collateral received and posted under credit support agreements, and the netting of derivative assets and derivative liabilities under master netting agreements.

DERIVATIVE FINANCIAL INSTRUMENTS THAT QUALIFY FOR HEDGE ACCOUNTING

Derivatives executed for hedge accounting purposes are documented and designated as such when the Company enters into the contracts. In accordance with its risk management policies, the Company structures its hedges with very similar terms to the hedged items. The Company formally assesses, at inception of the hedge accounting relationship and on a quarterly basis, whether derivatives designated as hedges are highly effective in offsetting the fair value or cash flows of the hedged items. These assessments usually are made through the application of a regression analysis method. If it is determined that a derivative is not highly effective as a hedge, the Company will discontinue the application of hedge accounting.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FAIR VALUE HEDGES

A fair value hedge involves a derivative designated to hedge the Company’s exposure to future changes in the fair value of an asset or a liability, or an identified portion thereof that is attributable to a particular risk.

Interest Rate Contracts

The Company is exposed to interest rate risk associated with its fixed-rate long-term debt. The Company uses interest rate swaps to economically convert certain fixed-rate long-term debt obligations to floating-rate obligations at the time of issuance. As of December 31, 2011 and 2010, the Company hedged $17.1 billion and $15.9 billion, respectively, of its fixed-rate debt to floating-rate debt using interest rate swaps.

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

Total Return Contract

The Company is hedging the exposure to changes in the fair value of its equity investment in ICBC in local currency. The Company uses a TRC to transfer this exposure to its derivative counterparty. As of December 31, 2011 and 2010, the fair value of the equity investment in ICBC was $359 million (605.4 million shares) and $475 million (638.1 million shares), respectively. Effective August 1, 2011, the Company hedged the full local currency amount of its investment in ICBC. To the extent the hedge is effective, the gain or loss on the TRC offsets the loss or gain on the investment in ICBC. Any difference between the changes in the fair value of the derivative and the hedged item results in hedge ineffectiveness and is recognized in other, net expenses in the Consolidated Statements of Income. As of December 31, 2010, the Company’s investment in ICBC was not hedged.

The following table summarizes the impact on the Consolidated Statements of Income associated with the Company’s hedges of fixed-rate long-term debt and its investment in ICBC for the years ended December 31:

	000000000	000000000	000000000	000000000	000000000	000000000	000000000	000000000	000000000	000000000	000000000
(Millions)	Gains (losses) recognized in income
	Derivative contract				Hedged item				Net hedge ineffectiveness(a)
Derivative relationship	Location	Amount			Location	Amount
		2011	2010	2009		2011	2010	2009	2011	2010	2009
Interest rate contracts	Other, net expenses	$128	$246	$(446)	Other, net expenses	$(102)	$(233)	$437	$26	$13	$(9)

Total return contract	Other non-interest revenues	$100	$–	$–	Other non-interest revenues	$(112)	$–	$–	$(12)	$–	$–

(a)	Net hedge ineffectiveness on the TRC is reclassified from other non-interest revenues to other, net expenses.

The Company also recognized a net reduction in interest expense on long-term debt and other of $503 million, $522 million and $464 million for the years ended December 31, 2011, 2010 and 2009, respectively, primarily related to the net settlements (interest accruals) on the Company’s interest rate derivatives designated as fair value hedges.

CASH FLOW HEDGES

A cash flow hedge involves a derivative designated to hedge the Company’s exposure to variable future cash flows attributable to a particular risk. Such exposures may relate to either an existing recognized asset or liability or a forecasted transaction. The Company hedges existing long-term variable-rate debt, the rollover of short-term borrowings and the anticipated forecasted issuance of additional funding through the use of derivatives, primarily interest rate swaps. These derivative instruments synthetically convert floating-rate debt obligations to fixed-rate obligations for the duration of the instrument. As of December 31, 2011 and 2010, the Company hedged $305 million and $1.3 billion of its floating-rate debt using interest rate swaps, respectively.

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

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In the normal course of business, as the hedged cash flows are recognized into earnings, the Company expects to reclassify $1 million of net pretax losses on derivatives from AOCI into earnings during the next 12 months.

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

The following table summarizes the impact of cash flow hedges and net investment hedges on the Consolidated Statements of Income for the years ended December 31:

	000000000	000000000	000000000	000000000	000000000	000000000	000000000	000000000
	Gains (losses) recognized in income
		Amount reclassified from AOCI into income				Net hedge ineffectiveness
(Millions)	Location	2011	2010	2009	Location	2011	2010	2009
Cash flow hedges:(a)
Interest rate contracts	Interest expense	$(13)	$(36)	$(115)	Other, net expenses	$–	$–	$–
Net investment hedges:
Foreign exchange contracts	Other, net expenses	$–	$2	$–	Other, net expenses	$(3)	$(3)	$(1)

(a)	During the years ended December 31, 2011, 2010 and 2009, there were no forecasted transactions that were considered no longer probable to occur.

DERIVATIVES NOT DESIGNATED AS HEDGES

The Company has derivatives that act as economic hedges, but are not designated as such for hedge accounting purposes. Foreign currency transactions and non-U.S. dollar cash flow exposures from time to time may be partially or fully economically hedged through foreign currency contracts, primarily foreign exchange forwards, options and cross-currency swaps. These hedges generally mature within one year. Foreign currency contracts involve the purchase and sale of a designated currency at an agreed upon rate for settlement on a specified date. The changes in the fair value of the derivatives effectively offset the related foreign exchange gains or losses on the underlying balance sheet exposures. From time to time, the Company may enter into interest rate swaps to specifically manage funding costs related to its proprietary card business.

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

The following table summarizes the impact of derivatives not designated as hedges on the Consolidated Statements of Income for the years ended December 31:

	000000000	000000000	000000000	000000000
	Gains (losses) recognized in income
		Amount
(Millions)	Location	2011	2010	2009
Interest rate contracts	Other, net expenses	$3	$(8)	$17
Foreign exchange contracts(a)	Other non-interest revenues	–	–	(1)
	Interest and dividends on investment securities	9	4	4
	Interest expense on short-term borrowings	3	7	5
	Interest expense on long-term debt and other	130	93	35
	Other, net expenses	51	(3)	(8)
Equity-linked contract	Other non-interest revenues	–	(6)	1

Total		$196	$87	$53

(a)	For the years ended December 31, 2011, 2010 and 2009, foreign exchange contracts include embedded foreign currency derivatives. Gains (losses) on these embedded derivatives are included in other, net expenses.

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

•

Merchant Protection — protects cardmembers primarily against non-delivery of goods and services, usually in the event of bankruptcy or liquidation of a merchant. In the event that a dispute is resolved in the cardmember’s favor, the Company will generally credit the cardmember account for the amount of the purchase and will seek recovery from the merchant. If the Company is unable to collect the amount from the merchant, it will bear the loss for the amount credited to the cardmember. The Company mitigates this risk by withholding settlement from the merchant or obtaining deposits and other guarantees from merchants considered higher risk due to various factors. The amounts being held by the Company are not significant when compared to the maximum potential amount of undiscounted future payments; and,

•	Credit Card Registry — cancels and requests replacement of lost or stolen cards, and provides for fraud liability coverage.

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

The following table provides information related to such guarantees as of December 31:

	000000000	000000000	000000000	000000000

	Maximum amount of undiscounted future payments(a) (Billions)		Amount of related liability(b) (Millions)
Type of Guarantee	2011	2010	2011	2010
Card and travel operations(c)	$51	$67	$96	$114
Other(d)	1	1	98	99

Total	$52	$68	$194	$213

(a)	Represents the notional amounts that could be lost under the guarantees and indemnifications if there were a total default by the guaranteed parties. The Merchant Protection guarantee is calculated using management’s best estimate of maximum exposure based on all eligible claims as measured against annual billed business volumes.
(b)	Included as part of other liabilities on the Company’s Consolidated Balance Sheets.
(c)	Includes Return Protection, Account Protection, Merchant Protection and Credit Card Registry as of December 31, 2010, all of which the Company offers directly to cardmembers.
(d)	Primarily includes guarantees related to the Company’s business dispositions and real estate, each of which are individually smaller indemnifications.

Refer to Note 26 for a discussion of additional guarantees of the Company as of December 31, 2011 and 2010.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14

COMMON AND PREFERRED SHARES AND WARRANTS

The following table shows authorized shares and provides a reconciliation of common shares issued and outstanding for the years ended December 31:

	000000000	000000000	000000000
(Millions, except where indicated)	2011	2010	2009
Common shares authorized (billions)(a)	3.6	3.6	3.6

Shares issued and outstanding at beginning of year	1,197	1,192	1,160
(Repurchases) Issuances of common shares	(48)	(14)	22
Other, primarily stock option exercises and restricted stock awards granted	15	19	10

Shares issued and outstanding as of December 31	1,164	1,197	1,192

(a)	Of the common shares authorized but unissued as of December 31, 2011, approximately 90 million shares were reserved for issuance under employee stock and employee benefit plans.

During 2011 and 2010, the Company repurchased 48 million common shares with a cost basis of $2.3 billion and 14 million common shares with a cost basis of $0.6 billion, respectively. The cost basis includes commissions paid in 2011 and 2010 of $1.0 million and $0.2 million, respectively. As of December 31, 2011, the Company has 38 million common shares remaining under Board share repurchase authorizations. Such authorizations do not have an expiration date, and at present, there is no intention to modify or otherwise rescind the current authorizations. Future share repurchases are subject to approval by the Federal Reserve.

Common shares are generally retired by the Company upon repurchase (except for 4.2 million, 4.7 million and 5.0 million shares held as treasury shares as of December 31, 2011, 2010 and 2009, respectively); retired common shares and treasury shares are excluded from the shares outstanding in the table above. The treasury shares, with a cost basis of $217 million, $219 million and $235 million as of December 31, 2011, 2010 and 2009, respectively, are included as a reduction to additional paid-in capital in shareholders’ equity on the Consolidated Balance Sheets.

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

On July 29, 2009, the Company repurchased the Warrant for $340 million. There were no preferred shares or warrants issued and outstanding as of December 31, 2011 and 2010.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15

CHANGES IN ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

AOCI is a balance sheet item in the Shareholders’ Equity section of the Company’s Consolidated Balance Sheets. It is comprised of items that have not been recognized in earnings but may be recognized in earnings in the future when certain events occur. Changes in each component of AOCI for the three years ended December 31 were as follows:

(Millions), net of tax(a)	Net Unrealized Gains (Losses) on Investment Securities	Net Unrealized Gains (Losses) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Net Unrealized Pension and Other Postretirement Benefit Losses	Accumulated Other Comprehensive (Loss) Income
Balances as of December 31, 2008	$(699)	$(80)	$(368)	$(459)	$(1,606)

Net unrealized gains (losses)	1,351	(22)			1,329
Reclassification for realized (gains) losses into earnings	(145)	74			(71)
Net translation of investments in foreign operations(b)			523		523
Net losses related to hedges of investment in foreign operations			(877)		(877)
Pension and other postretirement benefit losses				(10)	(10)

Net change in accumulated other comprehensive (loss) income	1,206	52	(354)	(10)	894

Balances as of December 31, 2009	507	(28)	(722)	(469)	(712)

Impact of the adoption of GAAP(c)	(315)				(315)
Net unrealized gains (losses)	(139)	(2)			(141)
Reclassification for realized (gains) losses into earnings	4	23	(2)		25
Net translation of investments in foreign operations			189		189
Net gains related to hedges of investment in foreign operations			32		32
Pension and other postretirement benefit losses				5	5

Net change in accumulated other comprehensive (loss) income	(450)	21	219	5	(205)

Balances as of December 31, 2010	57	(7)	(503)	(464)	(917)

Net unrealized gains (losses)	245	(2)			243
Reclassification for realized (gains) losses into earnings	(14)	8			(6)
Net translation of investments in foreign operations			(153)		(153)
Net losses related to hedges of investment in foreign operations			(26)		(26)
Pension and other postretirement benefit losses				(17)	(17)

Net change in accumulated other comprehensive (loss) income	231	6	(179)	(17)	41

Balances as of December 31, 2011	$288	$(1)	$(682)	$(481)	$(876)

(a)	The following table shows the tax impact for the three years ended December 31 for the changes in each component of accumulated other comprehensive (loss) income:

	000000000	000000000	000000000
(Millions)	2011	2010	2009
Investment securities	$149	$(272)	$749
Cash flow hedges	3	11	29
Foreign currency translation adjustments	(40)	22	33
Net investment hedges	(14)	(396)	–
Pension and other postretirement benefit losses	(7)	18	(28)

Total tax impact	$91	$(617)	$783

(b)	Includes a $190 million other comprehensive loss, recorded in the third quarter of 2009, representing the correction of an error related to the accounting in prior periods for cumulative translation adjustments associated with a net investment in foreign subsidiaries. Refer to Note 19 for further details.
(c)	As a result of the adoption of new GAAP governing consolidations and VIEs, the Company no longer presents within its Consolidated Financial Statements the effects of the retained subordinated securities issued by previously unconsolidated VIEs related to the Company’s cardmember loan securitization programs.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16

RESTRUCTURING CHARGES

During 2011, the Company recorded $119 million of restructuring charges, net of revisions to prior estimates. The 2011 activity primarily relates to $105 million of restructuring charges the Company recorded throughout the year to further reduce its operating costs by reorganizing certain operations that occurred across all business units, markets and staff groups. The remaining 2011 activity includes $41 million of employee compensation and lease exit costs related to the facilities consolidation within the Company’s global servicing network which were announced in the fourth quarter of 2010. In addition, the Company expects to record further charges in one or more quarterly periods during 2012 relating to lease exit costs for these facility consolidations totaling between $5 million and $15 million in Corporate & Other. The Company also recorded revisions to prior estimates of $(27) million for higher employee redeployments to other positions within the Company and to a lesser extent modifications to existing initiatives.

During 2010, the Company recorded $96 million of restructuring charges, net of revisions to prior estimates. The 2010 activity primarily relates to a $98 million charge reflecting employee severance obligations to consolidate certain facilities within the Company’s global servicing network. As a result of this initiative, approximately 3,200 positions were to be eliminated; however, overall staffing levels were expected to decrease by approximately 400 positions on a net basis as new employees were hired at the locations to which work is being transferred. The remaining 2010 activity includes $25 million of additional charges comprised of several smaller initiatives which were more than offset by revisions to prior estimates of $(27) million for higher employee redeployments to other positions within the Company and to a lesser extent modifications to existing initiatives.

During 2009, the Company recorded $185 million of restructuring charges, net of revisions to prior estimates. The 2009 activity primarily relates to the $199 million of restructuring charges the Company recorded in the second quarter to further reduce its operating costs by downsizing and reorganizing certain operations. These restructuring activities were for the elimination of approximately 4,000 positions or about 6 percent of the Company’s total worldwide workforce and occurred across all business units, markets and staff groups. Additional restructuring charges of $38 million taken in the third and fourth quarters of 2009 relate principally to the reorganization of certain senior leadership positions, as well as the exit of a business in the GNMS segment. The Company also recorded revisions to prior estimates of $(52) million during 2009 for higher employee redeployments to other positions within the Company, and to a lesser extent business changes and modifications to existing initiatives. These modifications do not constitute a significant change in the original restructuring plan from an overall Company perspective.

Restructuring charges related to severance obligations are included in salaries and employee benefits in the Company’s Consolidated Statements of Income, while charges pertaining to other exit costs are included in occupancy and equipment, professional services and other, net expenses.

The following table summarizes the Company’s restructuring reserves activity for the years ended December 31, 2011, 2010 and 2009:

	000000000	000000000	000000000
(Millions)	Severance(a)	Other(b)	Total
Liability balance as of December 31, 2008	$365	$62	$427
Restructuring charges, net of $52 in revisions(c)	161	24	185
Payments	(287)	(45)	(332)
Other non-cash(d)	14	(9)	5

Liability balance as of December 31, 2009	253	32	285
Restructuring charges, net of $27 in revisions(c)	98	(2)	96
Payments	(141)	(14)	(155)
Other non-cash(d)	(11)	–	(11)

Liability balance as of December 31, 2010	199	16	215
Restructuring charges, net of $27 in revisions(e)	96	23	119
Payments	(121)	(8)	(129)
Other non-cash(d)	(4)	(1)	(5)

Liability balance as of December 31, 2011(f)	$170	$30	$200

(a)	Accounted for in accordance with GAAP governing the accounting for nonretirement postemployment benefits and for costs associated with exit or disposal activities.
(b)	Other primarily includes facility exit, asset impairment and contract termination costs.
(c)	Revisions primarily relate to higher than anticipated redeployments of displaced employees to other positions within the Company.
(d)	Consists primarily of foreign exchange impacts. During 2009, the amounts in other also include asset impairments directly related to restructuring activity.
(e)	Net revisions of $27 million were recorded in the Company’s reportable operating segments and Corporate & Other as follows: $21 million in USCS, $(2) million in ICS, $(5) million in GCS, $8 million in GNMS and $5 million in Corporate & Other. These revisions primarily relate to higher employee redeployments to other positions within the Company, business changes and modifications to existing initiatives.
(f)	The majority of cash payments related to the remaining restructuring liabilities are expected to be completed in 2012, and to a lesser extent certain contractual long-term severance arrangements and lease obligations are expected to be completed in 2013 and 2019, respectively.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the Company’s restructuring charges, net of revisions, by reportable operating segment and Corporate & Other for the year ended December 31, 2011, and the cumulative amounts relating to the restructuring programs that were in progress during 2011 and initiated at various dates between 2008 and 2011.

	000000000	000000000	000000000	000000000
	2011	Cumulative Restructuring Expense Incurred To Date On In-Progress Restructuring Programs
(Millions)	Total Restructuring Charges, net of revisions	Severance	Other	Total
USCS	$(10)	$58	$6	$64
ICS	29	84	2	86
GCS	37	239	18	257
GNMS	(1)	30	9	39
Corporate & Other	64	72	40	112	(a)

Total	$119	$483	$75	$558	(b)

(a)	Corporate & Other includes certain severance and other charges of $108 million, related to Company-wide support functions which were not allocated to the Company’s reportable operating segments, as these were corporate initiatives, which is consistent with how such charges were reported internally.
(b)	As of December 31, 2011, the total expenses to be incurred for previously approved restructuring activities that were in progress are not expected to be materially different than the cumulative expenses incurred to date for these programs, except for those 2012 charges noted above.

NOTE 17

INCOME TAXES

The components of income tax expense for the years ended December 31 included in the Consolidated Statements of Income were as follows:

	000000000	000000000	000000000
(Millions)	2011	2010	2009
Current income tax expense:
U.S. federal	$958	$532	$661
U.S. state and local	156	110	40
Non-U.S.	434	508	295

Total current income tax expense	1,548	1,150	996

Deferred income tax expense (benefit):
U.S. federal	464	782	(231)
U.S. state and local	68	78	24
Non-U.S.	(23)	(103)	(85)

Total deferred income tax expense (benefit)	509	757	(292)
Total income tax expense on continuing operations	$2,057	$1,907	$704

Income tax (benefit) expense from discontinued operations	$(36)	$–	$4

A reconciliation of the U.S. federal statutory rate of 35 percent to the Company’s actual income tax rate for the years ended December 31 on continuing operations was as follows:

	000000000	000000000	000000000
	2011	2010	2009
Combined tax at U.S. statutory federal income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes resulting from:
Tax-exempt income	(1.5)	(1.9)	(4.6)
State and local income taxes, net of federal benefit	2.6	2.7	2.7
Non-U.S. subsidiaries earnings(a)	(4.4)	(3.1)	(6.8)
Tax settlements(b)	(1.9)	(1.3)	(1.4)
All other	(0.2)	0.6	(0.1)

Actual tax rates	29.6%	32.0%	24.8%

(a)	Results for all years primarily include tax benefits associated with the undistributed earnings of certain non-U.S. subsidiaries that were deemed to be reinvested indefinitely.
(b)	Relates to the resolution of tax matters in various jurisdictions.

The Company records a deferred income tax (benefit) provision when there are differences between assets and liabilities measured for financial reporting and for income tax return purposes. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse.

The significant components of deferred tax assets and liabilities as of December 31 are reflected in the following table:

	000000000	000000000
(Millions)	2011	2010
Deferred tax assets:
Reserves not yet deducted for tax purposes	$3,435	$3,789
Employee compensation and benefits	760	741
Other	626	290

Gross deferred tax assets	4,821	4,820
Valuation allowance	(112)	(104)

Deferred tax assets after valuation allowance	4,709	4,716

Deferred tax liabilities:
Intangibles and fixed assets	1,013	834
Deferred revenue	382	36
Asset securitizations	39	43
Net unrealized securities gains	25	19
Other	375	387

Gross deferred tax liabilities	1,834	1,319

Net deferred tax assets	$2,875	$3,397

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized. The valuation allowances as of December 31, 2011 and 2010 are associated with net operating losses and other deferred tax assets in certain non-U.S. operations of the Company.

Accumulated earnings of certain non-U.S. subsidiaries, which totaled approximately $7.7 billion as of December 31, 2011, are intended to be permanently reinvested outside the United States. The Company does not provide for federal income taxes on

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

foreign earnings intended to be permanently reinvested outside the United States. Accordingly, federal taxes, which would have aggregated approximately $2.3 billion as of December 31, 2011, have not been provided on those earnings.

Net income taxes paid by the Company (including amounts related to discontinued operations) during 2011, 2010 and 2009, were approximately $0.7 billion, $0.8 billion and $0.4 billion, respectively. These amounts include estimated tax payments and cash settlements relating to prior tax years.

The Company is subject to the income tax laws of the United States, its states and municipalities and those of the foreign jurisdictions in which the Company operates. These tax laws are complex, and the manner in which they apply to the taxpayer’s facts is sometimes open to interpretation. Given these inherent complexities, the Company must make judgments in assessing the likelihood that a tax position will be sustained upon examination by the taxing authorities based on the technical merits of the tax position. A tax position is recognized only when, based on management’s judgment regarding the application of income tax laws, it is more likely than not that the tax position will be sustained upon examination. The amount of benefit recognized for financial reporting purposes is based on management’s best judgment of the largest amount of benefit that is more likely than not to be realized on ultimate settlement with the taxing authority given the facts, circumstances and information available at the reporting date. The Company adjusts the level of unrecognized tax benefits when there is new information available to assess the likelihood of the outcome.

The Company is under continuous examination by the Internal Revenue Service (IRS) and tax authorities in other countries and states in which the Company has significant business operations. The tax years under examination and open for examination vary by jurisdiction. The IRS has completed its field examination of the Company’s federal tax returns for years through 2004, and in April 2011, unagreed issues for 1997 through 2004 were resolved at IRS Appeals. Additional refund claims for those years continue to be reviewed by the IRS. In addition, the Company is currently under examination by the IRS for the years 2005 through 2007.

The following table presents changes in unrecognized tax benefits:

	000000000	000000000	000000000
(Millions)	2011	2010	2009
Balance, January 1	$1,377	$1,081	$1,176
Increases:
Current year tax positions	77	182	39
Tax positions related to prior years	247	403	161
Effects of foreign currency translations	–	–	1
Decreases:
Tax positions related to prior years	(457)	(145)	(197)
Settlements with tax authorities	(2)	(138)	(97)
Lapse of statute of limitations	(19)	(6)	(2)

Balance, December 31	$1,223	$1,377	$1,081

Included in the $1.2 billion, $1.4 billion and $1.1 billion of unrecognized tax benefits as of December 31, 2011, 2010 and 2009, respectively, are approximately $440 million, $476 million and $480 million, respectively, that, if recognized, would favorably affect the effective tax rate in a future period.

The Company believes it is reasonably possible that the unrecognized tax benefits could decrease within the next 12 months by as much as $867 million principally as a result of potential resolutions of prior years’ tax items with various taxing authorities. The prior years’ tax items include unrecognized tax benefits relating to the deductibility of certain expenses or losses and the attribution of taxable income to a particular jurisdiction or jurisdictions. Of the $867 million of unrecognized tax benefits, approximately $640 million relates to amounts recorded to equity that, if recognized, would not impact the effective tax rate. With respect to the remaining $227 million, it is not possible to quantify the impact that the decrease could have on the effective tax rate and net income due to the inherent complexities and the number of tax years open for examination in multiple jurisdictions. Resolution of the prior years’ items that comprise this remaining amount could have an impact on the effective tax rate and on net income, either favorably (principally as a result of settlements that are less than the liability for unrecognized tax benefits) or unfavorably (if such settlements exceed the liability for unrecognized tax benefits).

Interest and penalties relating to unrecognized tax benefits are reported in the income tax provision. During the years ended December 31, 2011, 2010 and 2009, the Company recognized approximately $(63) million, $31 million and $1 million, respectively, of interest and penalties. The Company has approximately $163 million and $226 million accrued for the payment of interest and penalties as of December 31, 2011 and 2010, respectively.

Discontinued operations for 2011 included the impact of a $36 million tax benefit related to the favorable resolution of certain prior years’ tax items related to American Express Bank, Ltd., which was sold to Standard Chartered PLC during the quarter ended March 31, 2008.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18

EARNINGS PER COMMON SHARE

The computations of basic and diluted EPS for the years ended December 31 were as follows:

	000000000	000000000	000000000
(Millions, except per share amounts)	2011	2010	2009
Numerator:
Basic and diluted:
Income from continuing operations	$4,899	$4,057	$2,137
Preferred shares dividends, accretion and recognition of remaining unaccreted dividends(a)	–	–	(306)
Earnings allocated to participating share awards and other items(b)	(58)	(51)	(22)
Income (loss) from discontinued operations, net of tax	36	–	(7)

Net income attributable to common shareholders	$4,877	$4,006	$1,802

Denominator:
Basic: Weighted-average common stock	1,178	1,188	1,168
Add: Weighted-average stock options and warrants(c)	6	7	3

Diluted	1,184	1,195	1,171

Basic EPS:
Income from continuing operations attributable to common shareholders	$4.11	$3.37	$1.55
Income (loss) from discontinued operations	0.03	–	(0.01)

Net income attributable to common shareholders	$4.14	$3.37	$1.54

Diluted EPS:
Income from continuing operations attributable to common shareholders	$4.09	$3.35	$1.54
Income (loss) from discontinued operations	0.03	–	–

Net income attributable to common shareholders	$4.12	$3.35	$1.54

(a)	Includes the accelerated preferred dividend accretion of $212 million for the year ended December 31, 2009, due to the repurchase of $3.39 billion of preferred shares on June 17, 2009 issued as part of the CPP. Also includes $74 million of preferred dividends paid and $20 million of preferred dividend accretion during 2009.
(b)	The Company’s unvested restricted stock awards, which include the right to receive non-forfeitable dividends or dividend equivalents, are considered participating securities. Calculations of EPS under the two-class method (i) exclude any dividends paid or owed on participating securities and any undistributed earnings considered to be attributable to participating securities from the numerator and (ii) exclude the participating securities from the denominator.
(c)	For the years ended December 31, 2011, 2010 and 2009, the dilutive effect of unexercised stock options excludes 19 million, 36 million and 71 million options, respectively, from the computation of EPS because inclusion of the options would have been anti-dilutive.

Subordinated debentures of $750 million issued by the Company in 2006 would affect the EPS computation only in the unlikely event the Company fails to achieve specified performance measures related to the Company’s tangible common equity and consolidated net income. In that circumstance the Company would reflect the additional common shares in the EPS computation.

NOTE 19

DETAILS OF CERTAIN CONSOLIDATED STATEMENTS OF INCOME LINES

The following is a detail of other commissions and fees for the years ended December 31:

	000000000	000000000	000000000
(Millions)	2011	2010	2009
Foreign currency conversion revenue	$861	$838	$672
Delinquency fees	567	605	526
Service fees	355	328	335
Other	486	260	245

Total other commissions and fees	$2,269	$2,031	$1,778

The following is a detail of other revenues for the years ended December 31:

	000000000	000000000	000000000
(Millions)	2011	2010	2009
Global Network Services partner revenues	$655	$530	$463
Insurance premium revenue	241	255	293
Gain (Loss) on investment securities	16	(5)	225
Other	1,252	1,147	1,109

Total other revenues	$2,164	$1,927	$2,090

Other revenues include revenues arising from contracts with Global Network Services (GNS) partners including royalties and signing fees, insurance premiums earned from cardmember travel and other insurance programs, publishing revenues and other miscellaneous revenue and fees.

The following is a detail of marketing, promotion, rewards and cardmember services for the years ended December 31:

	000000000	000000000	000000000
(Millions)	2011	2010	2009
Marketing and promotion	$2,996	$3,147	$2,010
Cardmember rewards	6,218	5,000	4,005
Cardmember services	716	591	548

Total marketing, promotion, rewards and cardmember services	$9,930	$8,738	$6,563

Marketing and promotion expense includes advertising costs, which are expensed in the year in which the advertising first takes place. Cardmember rewards expense includes the costs of rewards programs (including Membership Rewards, discussed in Note 11). Cardmember services expense includes protection plans and complimentary services provided to cardmembers.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is a detail of other, net expense for the years ended December 31:

	000000000	000000000	000000000
(Millions)	2011	2010	2009
Occupancy and equipment	$1,685	$1,562	$1,619
Communications	378	383	414
MasterCard and Visa settlements, net of legal fees	(562)	(852)	(852)
Other(a)	1,260	1,208	950

Total other, net expense	$2,761	$2,301	$2,131

(a)	Includes in 2009, (i) a $135 million benefit representing the correction of an error related to the accounting for cumulative translation adjustments associated with a net investment in foreign subsidiaries, (ii) a $45 million benefit resulting from the change in the fair value of certain forward exchange contracts, (iii) a $59 million benefit related to the completion of certain account reconciliations and (iv) lower travel and entertainment and other expenses due to the Company’s reengineering activities.

Other, net expense includes general operating expenses, gains (losses) on sale of assets or businesses not classified as discontinued operations, litigation and insurance costs or settlements and Loyalty Partner expenses.

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

For the Company’s Incentive Compensation Plans, there were a total of 38 million, 40 million and 37 million common shares unissued and available for grant as of December 31, 2011, 2010 and 2009, respectively, as authorized by the Company’s Board of Directors and shareholders.

The Company granted stock option awards to its Chief Executive Officer (CEO) in November 2007 and January 2008 that have performance-based and market-based conditions. These option awards are separately disclosed and are excluded from the information and tables presented in the following paragraphs.

A summary of stock option and RSA activity as of December 31, 2011, and changes during the year is presented below:

	Stock Options		RSAs
(Shares in thousands)	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Grant Price
Outstanding as of December 31, 2010	56,963	$39.54	15,074	$28.97
Granted	1,197	$44.78	4,759	$45.11
Exercised/vested	(14,813)	$33.97	(4,986)	$30.74
Forfeited	(349)	$29.24	(851)	$31.44
Expired	(541)	$44.90	–	$–

Outstanding as of December 31, 2011	42,457	$41.63	13,996	$33.69

Options vested and expected to vest as of December 31, 2011	42,359	$41.64	–	–

Options exercisable as of December 31, 2011	35,275	$43.10	–	–

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

The weighted-average remaining contractual life and the aggregate intrinsic value (the amount by which the fair value of the Company’s stock exceeds the exercise price of the option) of the stock options outstanding, exercisable, and vested and expected to vest as of December 31, 2011 were as follows:

	Outstanding	Exercisable	Vested and Expected to Vest
Weighted-average remaining contractual life (in years)	4.7	4.2	4.7
Aggregate intrinsic value (millions)	$338	$239	$337

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The intrinsic value for options exercised during 2011, 2010 and 2009 was $206 million, $130 million and $11 million, respectively (based upon the fair value of the Company’s stock price at the date of exercise). Cash received from the exercise of stock options in 2011, 2010 and 2009 was $503 million, $619 million and $83 million, respectively. The tax benefit realized from income tax deductions from stock option exercises, which was recorded in additional paid-in capital, in 2011, 2010 and 2009 was $60 million, $35 million and $2 million, respectively.

The fair value of each option is estimated on the date of grant using a Black-Scholes-Merton option-pricing model. The following weighted-average assumptions are used for grants issued in 2011, 2010 and 2009, the majority of which were granted in the beginning of each year:

	000000000	000000000	000000000
	2011	2010	2009
Dividend yield	1.6%	1.8%	4.1%
Expected volatility(a)	40%	41%	36%
Risk-free interest rate	2.3%	2.8%	2.1%
Expected life of stock option (in years)(b)	6.2	6.2	4.8
Weighted-average fair value per option	$16.21	$14.11	$4.54

(a)	The expected volatility is based on weighted historical and implied volatilities of the Company’s common stock price.
(b)	In 2011 and 2010, the expected life of stock options was determined using historical data and expectations of option exercise behavior. In 2009, the expected life of stock options was determined using historical data.

STOCK OPTIONS WITH PERFORMANCE-BASED AND MARKET-BASED CONDITIONS

On November 30, 2007 and January 31, 2008, the Company’s CEO was granted in the aggregate 2,750,000 of non-qualified stock option awards with performance-based and market-based conditions. Both awards have a contractual term of 10 years and a vesting period of 6 years.

The aggregate grant date fair value of options with performance based conditions was approximately $33.8 million. Compensation expense for these awards will be recognized over the vesting period when it is determined it is probable that the performance metrics will be achieved. No compensation expense for these awards was recorded in 2011, 2010 and 2009.

The aggregate grant date fair value of options with market-based conditions was approximately $10.5 million. Compensation expense for these awards is recognized ratably over the vesting period irrespective of the probability of the market metric being achieved. Total compensation expense of approximately $2.4 million was recorded in each of the years 2011, 2010 and 2009.

RESTRICTED STOCK AWARDS

RSAs are valued based on the stock price on the date of grant and generally vest 25 percent per year, beginning with the first anniversary of the grant date. RSA holders receive non-forfeitable dividends or dividend equivalents. The total fair value of shares vested during 2011, 2010 and 2009 was $221 million, $175 million and $44 million, respectively (based upon the Company’s stock price at the vesting date).

The weighted-average grant date fair value of RSAs granted in 2011, 2010 and 2009, is $45.11, $38.63 and $18.04, respectively.

LIABILITY-BASED AWARDS

Certain employees are awarded PGs and other incentive awards that can be settled with cash or equity shares at the Company’s discretion and final Compensation and Benefits Committee payout approval. These awards earn value based on performance and service conditions and vest over periods of one to three years.

PGs and other incentive awards are classified as liabilities and, therefore, the fair value is determined at the date of grant and remeasured quarterly as part of compensation expense over the performance and service periods. Cash paid upon vesting of these awards was $64 million, $64 million and $71 million in 2011, 2010 and 2009, respectively.

SUMMARY OF STOCK PLAN EXPENSE

The components of the Company’s total stock-based compensation expense (net of cancellations) for the years ended December 31 are as follows:

	000000000	000000000	000000000
(Millions)	2011	2010	2009
Restricted stock awards(a)	$176	$163	$135
Stock options(a)	40	58	55
Liability-based awards	83	64	38
Performance/market-based stock options	2	2	2

Total stock-based compensation expense(b)	$301	$287	$230

(a)	As of December 31, 2011, the total unrecognized compensation cost related to unvested RSAs and options was $259 million and $39 million, respectively. The unrecognized cost for RSAs and options will be recognized ratably over the remaining vesting period. The weighted-average remaining vesting period for both RSAs and options is 1.6 years.
(b)	The total income tax benefit recognized in the Consolidated Statements of Income for stock-based compensation arrangements for the years ended December 31, 2011, 2010 and 2009 was $105 million, $100 million and $81 million, respectively.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21

RETIREMENT PLANS

The Company sponsors defined benefit pension plans, defined contribution plans, and other postretirement benefit plans for its employees. The following table provides a summary of the total cost related to these plans for the years ended December 31:

	000000000	000000000	000000000
(Millions)	2011	2010	2009
Defined benefit pension plan cost	$51	$40	$21
Defined contribution plan cost	252	217	118
Other postretirement benefit plan cost	23	25	29

Net periodic benefit cost	$326	$282	$168

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

The Plan is a cash balance plan and employees’ accrued benefits are based on notional account balances, which are maintained for each individual. Employees’ balances are credited daily with interest at a fixed rate. The interest rate varies from a minimum of 5 percent to a maximum equal to the lesser of (i) 10 percent or (ii) the applicable interest rate set forth in the Plan.

The Company also sponsors an unfunded non-qualified plan, the Retirement Restoration Plan (the RRP), for employees compensated above a certain level to supplement their pension benefits that are limited by the Internal Revenue Code. The RRP’s terms generally parallel those of the Plan, except that the definitions of compensation and payment options differ.

For each plan, the net funded status is defined by GAAP governing retirement benefits as the difference between the fair value of plan assets and the respective plan’s projected benefit obligation.

As of December 31, 2011, the net funded status related to the defined benefit pension plans was underfunded by $443 million, as shown in the following table:

	000000000	000000000
(Millions)	2011	2010
Net funded status, beginning of year	$(383)	$(406)

Increase in fair value of plan assets	17	63
Increase in projected benefit obligation	(77)	(40)

Net change	(60)	23

Net funded status, end of year	$(443)	$(383)

The net funded status amounts as of December 31, 2011 and 2010 are recognized in the Consolidated Balance Sheets in other liabilities.

Plan Assets and Obligations

The following tables provide a reconciliation of changes in the fair value of plan assets and projected benefit obligations for all defined benefit pension plans as of December 31:

Reconciliation of Change in Fair Value of Plan Assets

	000000000	000000000
(Millions)	2011	2010
Fair value of plan assets, beginning of year	$2,052	$1,989
Actual return on plan assets	89	177
Employer contributions	35	50
Benefits paid	(60)	(55)
Settlements	(68)	(81)
Foreign currency exchange rate changes	21	(28)

Net change	17	63

Fair value of plan assets, end of year	$2,069	$2,052

Reconciliation of Change in Projected Benefit Obligation

	000000000	000000000
(Millions)	2011	2010
Projected benefit obligation, beginning of year	$2,435	$2,395
Service cost	22	19
Interest cost	126	126
Benefits paid	(60)	(55)
Actuarial loss	33	66
Settlements	(68)	(81)
Foreign currency exchange rate changes	24	(35)

Net change	77	40

Projected benefit obligation, end of year	$2,512	$2,435

Accumulated Other Comprehensive Loss

The following table provides the amounts comprising accumulated other comprehensive loss, which are not yet recognized as components of net periodic pension benefit cost as of December 31:

	000000000	000000000
(Millions)	2011	2010
Net actuarial loss	$690	$648
Net prior service cost	(2)	(2)

Total, pretax effect	688	646
Tax impact	(229)	(213)

Total, net of taxes	$459	$433

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The estimated portion of the net actuarial loss and net prior service cost that is expected to be recognized as a component of net periodic pension benefit cost in 2012 is $65 million and nil, respectively.

The following table lists the amounts recognized in other comprehensive loss in 2011:

000000000
(Millions)	2011
Net actuarial loss:
Reclassified to earnings from equity(a)	$(51)
Losses in current year(b)	93

Net actuarial loss, pretax	$42

(a)	Amortization of actuarial losses and recognition of losses related to lump sum settlements.
(b)	Deferral of actuarial losses.

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

The accumulated and projected benefit obligations for all defined benefit pension plans as of December 31 were as follows:

	000000000	000000000
(Millions)	2011	2010
Accumulated benefit obligation	$2,459	$2,353
Projected benefit obligation	$2,512	$2,435

The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligation that exceeds the fair value of plan assets were as follows:

	000000000	000000000
(Millions)	2011	2010
Accumulated benefit obligation	$2,418	$1,407
Fair value of plan assets	$2,028	$1,091

The amounts disclosed in the table above will vary year to year based on whether plans meet the disclosure requirement.

The projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligation that exceeds the fair value of plan assets as of December 31 were as follows:

	000000000	000000000
(Millions)	2011	2010
Projected benefit obligation	$2,512	$2,435
Fair value of plan assets	$2,069	$2,052

Net Periodic Pension Benefit Cost

The components of the net periodic pension benefit cost for all defined benefit pension plans for the years ended December 31 were as follows:

	000000000	000000000	000000000
(Millions)	2011	2010	2009
Service cost	$22	$19	$14
Interest cost	126	126	127
Expected return on plan assets	(148)	(145)	(146)
Amortization of prior service cost	–	(1)	–
Recognized net actuarial loss	36	23	10
Settlements losses	15	18	19
Curtailment gains	–	–	(3)

Net periodic pension benefit cost	$51	$40	$21

Assumptions

The weighted-average assumptions used to determine defined benefit pension obligations as of December 31 were as follows:

	000000000	000000000
	2011	2010
Discount rates	4.7%	5.3%
Rates of increase in compensation levels	3.7%	4.0%

The weighted-average assumptions used to determine net periodic pension benefit costs as of December 31 were as follows:

	000000000	000000000	000000000
	2011	2010	2009
Discount rates	5.0%	5.3%	5.9%
Rates of increase in compensation levels	4.0%	3.6%	3.9%
Expected long-term rates of return on assets	6.9%	6.9%	6.9%

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

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Asset Allocation and Fair Value

The Benefit Plans Investment Committee (BPIC) is appointed by the Company’s Chief Executive Officer and has the responsibility of reviewing and approving the investment policies related to plan assets for the Company’s defined benefit pension plans; evaluating the performance of the investments in accordance with the investment policy; reviewing the investment objectives, risk characteristics, expenses and historical performance; and selecting, removing and evaluating the investment managers. The BPIC typically meets quarterly to review the performance of the various investment managers and service providers as well as other investment related matters. The Company’s significant defined benefit pension plans have investment policies, which prescribe targets for the amount of assets that can be invested in a security class in order to mitigate the detrimental impact of adverse or unexpected results with respect to any individual security class on the overall portfolio. The portfolios are diversified by asset type, risk characteristics and concentration of investments. Refer to Note 3 for a discussion related to valuation techniques used to measure fair value, including a description of the three-level fair value hierarchy of inputs.

The following tables summarize the target allocation and categorization of all defined benefit pension plan assets measured at fair value on a recurring basis by GAAP’s valuation hierarchy:

	000000000	000000000	000000000	000000000	000000000
As of December 31, 2011:
(Millions, except percentages)	Target Allocation 2012	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. equity securities	15%	$250	$250	$–	$–
International equity securities(a)	30%	644	644	–	–
U.S. fixed income securities	30%	582	–	582	–
International fixed income securities(a)	15%	406	–	406	–
Balanced funds	5%	69	–	69	–
Cash	–	12	12	–	–
Other(b)	5%	106	–	–	106

Total	100%	$2,069	$906	$1,057	$106

As of December 31, 2010:
(Millions, except percentages)	Target Allocation 2011	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. equity securities	15%	$331	$331	$–	$–
International equity securities(a)	30%	704	704	–	–
U.S. fixed income securities	30%	522	–	522	–
International fixed income securities(a)	15%	318	–	318	–
Balanced funds	5%	65	–	65	–
Cash	–	11	11	–	–
Other(b)	5%	101	–	–	101

Total	100%	$2,052	$1,046	$905	$101

(a)	A significant portion of international investments are in U.K. companies and U.K. government and agency securities.
(b)	Consists of investments in private equity and real estate funds measured at reported net asset value.

The fair value measurement of all defined benefit pension plan assets using significant unobservable inputs (Level 3) changed during the years ended December 31:

	000000000	000000000
(Millions)	2011	2010
Beginning fair value, January 1	$101	$98
Actual net gains on plan assets:
Held at the end of the year	12	11
Sold during the year	2	–

Total net gains	14	11
Net purchases (sales and settlements)	(9)	(8)

Net increase	5	3

Ending fair value, December 31	$106	$101

Benefit Payments

The Company’s defined benefit pension plans expect to make benefit payments to retirees as follows:

	000000000	000000000	000000000	000000000	000000000	000000000
(Millions)	2012	2013	2014	2015	2016	2017 –2021
Expected payments	$152	$155	$160	$168	$182	$931

In addition, the Company expects to contribute $26 million to its defined benefit pension plans in 2012.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DEFINED CONTRIBUTION RETIREMENT PLANS

The Company sponsors defined contribution retirement plans, the principal plan being the Retirement Savings Plan (RSP), a 401(k) savings plan with a profit sharing component. The RSP is a tax-qualified retirement plan subject to ERISA and covers most employees in the United States. The RSP held 11 million and 12 million shares of American Express Common Stock as of December 31, 2011 and 2010, respectively, beneficially for employees. The Company matches employee contributions to the plan up to a maximum of 5 percent of total pay, subject to the limitations under the Internal Revenue Code (IRC). Additional annual conversion contributions of up to 8 percent of total pay are provided into the RSP for eligible employees. The Company also sponsors an RSP RRP, which is an unfunded non-qualified plan for employees whose RSP benefits are limited by the IRC and its terms generally parallel those of the RSP, except that the definitions of compensation and payment options differ. In addition, the RSP RRP was amended effective January 1, 2011 such that the Company matches employee contributions up to a maximum of 5 percent of total pay in excess of IRC compensation limits only to the extent the employee contributes to the plan.

The total expense for all defined contribution retirement plans globally was $252 million, $217 million and $118 million in 2011, 2010 and 2009, respectively. The increase in expense in 2010 primarily reflects the Company’s reinstatement in January of the employer match and conversion contributions.

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

Accumulated Other Comprehensive Loss

The following table provides the amounts comprising accumulated other comprehensive loss which are not yet recognized as components of net periodic benefit cost as of December 31:

	000000000	000000000
(Millions)	2011	2010
Net actuarial loss	$35	$50

Total, pretax effect	35	50
Tax impact	(13)	(19)

Total, net of taxes	$22	$31

The estimated portion of the net actuarial loss above that is expected to be recognized as a component of net periodic benefit cost in 2012 is nil.

The following table lists the amounts recognized in other comprehensive loss in 2011:

000000000
(Millions)	2011
Net actuarial gain:
Reclassified to earnings from equity(a)	$(3)
Gains in current year(b)	(5)
Curtailment gain	(5)
Early Retiree Reinsurance Program subsidy	(2)

Net actuarial gain, pretax	$(15)

(a)	Amortization of actuarial losses.
(b)	Deferral of actuarial gains.

Benefit Obligations

The projected benefit obligation represents a liability based upon estimated future medical and other benefits to be provided to retirees.

The following table provides a reconciliation of the changes in the projected benefit obligation:

	000000000	000000000
(Millions)	2011	2010
Projected benefit obligation, beginning of year	$319	$324
Service cost	5	6
Interest cost	16	17
Benefits paid	(18)	(20)
Actuarial gain	(5)	(8)
Curtailment gain	(6)	–

Net change	(8)	(5)

Projected benefit obligation, end of year	$311	$319

The plans are unfunded and the obligations as of December 31, 2011 and 2010 are recognized in the Consolidated Balance Sheets in other liabilities.

Net Periodic Benefit Cost

GAAP provides for the delayed recognition of the net actuarial loss and the net prior service credit remaining in accumulated other comprehensive (loss) income.

The components of the net periodic benefit cost for all other postretirement benefit plans for the years ended December 31 were as follows:

	000000000	000000000	000000000
(Millions)	2011	2010	2009
Service cost	$5	$6	$5
Interest cost	16	17	18
Amortization of prior service cost	–	–	(2)
Recognized net actuarial loss	3	2	2
Curtailment (gain) loss	(1)	–	6

Net periodic benefit cost	$23	$25	$29

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Assumptions

The weighted-average assumptions used to determine benefit obligations were:

	000000000	000000000
	2011	2010
Discount rates	4.5%	5.2%
Health care cost increase rate:
Following year	8.0%	8.5%
Decreasing to the year 2018	5.0%	5.0%

The weighted-average discount rate used to determine net periodic benefit cost was 4.9 percent, 5.4 percent and 6.0 percent in 2011, 2010 and 2009, respectively. The discount rate assumption is determined by using a model consisting of bond portfolios that match the cash flows of the plan’s projected benefit payments. Use of the rate produced by this model generates a projected benefit obligation that equals the current market value of a portfolio of high-quality zero-coupon bonds whose maturity dates and amounts match the timing and amount of expected future benefit payments.

A one percentage-point change in assumed health care cost trend rates would have the following effects:

	000000000	000000000	000000000	000000000
	One percentage- point increase		One percentage- point decrease
(Millions)	2011	2010	2011	2010
Increase (decrease) on benefits earned and interest cost for U.S. plans	$1	$1	$(1)	$(1)
Increase (decrease) on postretirement benefit obligation for U.S. plans	$13	$15	$(12)	$(13)

Benefit Payments

The Company’s other postretirement benefit plans expect to make benefit payments as follows:

	000000000	000000000	000000000	000000000	000000000	000000000
(Millions)	2012	2013	2014	2015	2016	2017 – 2021
Expected payments	$22	$23	$23	$23	$24	$118

In addition, the Company expects to contribute $22 million to its other postretirement benefit plans in 2012.

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

The following table details the Company’s maximum credit exposure by category, including the credit exposure associated with derivative financial instruments, as of December 31:

	000000000	000000000
(Billions)	2011	2010
On-balance sheet:
Individuals(a)	$92	$88
Financial institutions(b)	28	23
U.S. Government and agencies(c)	6	12
All other(d)	16	15

Total on-balance sheet(e)	$142	$138

Unused lines-of-credit – individuals(f)	$238	$226

(a)	Individuals primarily include cardmember loans and receivables.
(b)	Financial institutions primarily include debt obligations of banks, broker-dealers, insurance companies and savings and loan associations.
(c)	U.S. Government and agencies represent debt obligations of the U.S. Government and its agencies, states and municipalities and government sponsored entities.
(d)	All other primarily includes cardmember receivables from other corporate institutions.
(e)	Certain distinctions between categories require management judgment.
(f)	Because charge card products have no preset spending limit, the associated credit limit on cardmember receivables is not quantifiable. Therefore, the quantified unused line-of-credit amounts only include the approximate credit line available on cardmember loans.

As of December 31, 2011 and 2010, the Company’s most significant concentration of credit risk was with individuals, including cardmember receivables and loans. These amounts are generally advanced on an unsecured basis. However, the Company reviews each potential customer’s credit application and evaluates the applicant’s financial history and ability and willingness to repay. The Company also considers credit performance by customer tenure, industry and geographic location in managing credit exposure.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table details the Company’s cardmember loans and receivables exposure (including unused lines-of-credit on cardmember loans) in the United States and outside the United States as of December 31:

	000000000	000000000
(Billions)	2011	2010
On-balance sheet:
United States	$82	$77
Non-U.S.	22	21

On-balance sheet(a)(b)	$104	$98

Unused lines-of-credit – individuals:
United States	$195	$184
Non-U.S.	43	42

Total unused lines-of-credit – individuals	$238	$226

(a)	Represents cardmember loans to individuals as well as receivables from individuals and corporate institutions as discussed in footnotes (a) and (d) from the previous table.
(b)	The remainder of the Company’s on-balance sheet exposure includes cash, investments, other loans, other receivables and other assets including derivative financial instruments. These balances are primarily within the United States.

EXPOSURE TO AIRLINE INDUSTRY

The Company has multiple important co-brand, rewards and corporate payment arrangements with airlines. The Company’s largest airline partner is Delta and this relationship includes exclusive co-brand credit card partnerships and other arrangements including Membership Rewards, merchant acceptance, travel and corporate payment programs. American Express’ Delta SkyMiles Credit Card co-brand portfolio accounts for approximately 5 percent of the Company’s worldwide billed business and less than 15 percent of worldwide cardmember loans. Refer to Notes 4 and 8 for further information on receivables and other assets recorded by the Company relating to these relationships.

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

NOTE 23

REGULATORY MATTERS AND CAPITAL ADEQUACY

The Company is supervised and regulated by the Federal Reserve and is subject to the Federal Reserve’s requirements for risk-based capital and leverage ratios. The Company’s two U.S. bank operating subsidiaries, Centurion Bank and FSB (collectively, the “Banks”), are subject to supervision and regulation, including similar regulatory capital requirements by the FDIC and the Office of the Comptroller of the Currency (OCC). On July 21, 2011, pursuant to the Dodd-Frank Reform Act, supervision and regulation of FSB was transferred from Office of Thrift Supervision (OTS) to the OCC.

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

As of December 31, 2011 and 2010, the Company and its Banks met all capital requirements to which each was subject. Further, the most recent regulatory notification categorized the Company and its Banks as well-capitalized institutions under the prompt corrective action regulations. No conditions or events have occurred since that notification that have caused management to believe any change in the Company’s or its Banks’ capital classification would be warranted.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the regulatory capital ratios for the Company and the Banks:

	00000000000	00000000000	00000000000	00000000000	00000000000
(Millions, except percentages)	Tier 1 Capital	Total capital	Tier 1 capital ratio	Total capital ratio	Tier 1 leverage ratio
December 31, 2011:
American Express Company	$14,881	$17,271	12.3%	14.3%	10.2%
American Express Centurion Bank	$6,029	$6,431	18.8%	20.1%	19.1%
American Express Bank, FSB	$6,493	$7,363	17.4%	19.8%	18.4	%(a)
December 31, 2010:
American Express Company	$13,100	$15,528	11.1%	13.1%	9.3%
American Express Centurion Bank	$5,771	$6,170	18.3%	19.5%	19.4%
American Express Bank, FSB	$5,586	$6,424	16.3%	18.8%	16.1	%(a)

Well-capitalized ratios(b)			6.0%	10.0%	5.0	%(c)
Minimum capital ratios(b)			4.0%	8.0%	4.0%

(a)	FSB leverage ratio represents Tier 1 core capital ratio (as defined by OCC regulations applicable to federal savings banks), calculated similarly to Tier 1 leverage ratio.
(b)	As defined by the regulations issued by the Federal Reserve, OCC and FDIC.
(c)	Represents requirements for banking subsidiaries to be considered “well capitalized” pursuant to regulations issued under the Federal Deposit Insurance Corporation Improvement Act. There is no “well capitalized” definition for the Tier 1 leverage ratio for a bank holding company.

RESTRICTED NET ASSETS OF SUBSIDIARIES

Certain of the Company’s subsidiaries are subject to restrictions on the transfer of net assets under debt agreements and regulatory requirements. These restrictions have not had any effect on the Company’s shareholder dividend policy and management does not anticipate any impact in the future. Procedures exist to transfer net assets between the Company and its subsidiaries, while ensuring compliance with the various contractual and regulatory constraints. As of December 31, 2011, the aggregate amount of net assets of subsidiaries that are restricted to be transferred to American Express’ Parent Company (Parent Company) was approximately $9.4 billion.

BANK HOLDING COMPANY DIVIDEND RESTRICTIONS

The Company is limited in its ability to pay dividends by the Federal Reserve which could prohibit a dividend that would be considered an unsafe or unsound banking practice. It is the policy of the Federal Reserve that bank holding companies generally should pay dividends on common stock only out of net income available to common shareholders generated over the past year, and only if prospective earnings retention is consistent with the organization’s current and expected future capital needs, asset quality and overall financial condition. Moreover, bank holding companies are required by statue to be a source of strength to their insured depository institution subsidiaries and should not maintain dividend levels that undermine their ability to do so. On an annual basis, the Company is required to develop and maintain a capital plan, which includes planned dividends over a two-year horizon, and to submit the capital plan to the Federal Reserve for approval.

BANKS’ DIVIDEND RESTRICTIONS

In the year ended December 31, 2011, Centurion Bank and FSB paid dividends from retained earnings to its parent of $1.5 billion and $550 million, respectively. No dividends were paid in 2010 and 2009.

The Banks are subject to statutory and regulatory limitations on their ability to pay dividends. The total amount of dividends which may be paid at any date, subject to supervisory considerations of the Banks’ regulators, is generally limited to the retained earnings of the respective bank. As of December 31, 2011 and 2010, the Banks’ retained earnings, in the aggregate, available for the payment of dividends were $4.6 billion and $3.6 billion, respectively. In determining the dividends to pay its parent, the Banks must also consider the effects on applicable risk-based capital and leverage ratio requirements, as well as policy statements of the federal regulatory agencies. In addition, the Banks’ banking regulators have authority to limit or prohibit the payment of a dividend by the Banks under a number of circumstances, including, if, in the banking regulator’s opinion, payment of a dividend would constitute an unsafe or unsound banking practice in light of the financial condition of the banking organization.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24

COMMITMENTS AND CONTINGENCIES

LEGAL CONTINGENCIES

The Company and its subsidiaries are involved in a number of legal proceedings concerning matters arising in connection with the conduct of their respective business activities and are periodically subject to governmental examinations (including by regulatory authorities), information gathering requests, subpoenas, inquiries and investigations (collectively, governmental examinations). As of December 31, 2011, the Company and various of its subsidiaries were named as a defendant or were otherwise involved in numerous legal proceedings and governmental examinations in various jurisdictions, both in the United States and outside the United States. The Company discloses certain of its more significant legal proceedings and governmental examinations under “Legal Proceedings” in its Annual Report on Form 10-K for the year ended December 31, 2011 (Legal Proceedings).

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

Other matters have progressed sufficiently through discovery and/or development of important factual information and legal issues such that the Company is able to estimate a range of possible loss. Accordingly, for those legal proceedings and governmental examinations disclosed or referred to in Legal Proceedings as to which a loss is reasonably possible in future periods, whether in excess of a related accrued liability or where there is no accrued liability, and for which the Company is able to estimate a range of possible loss, the current estimated range is zero to $510 million in excess of the accrued liability (if any) related to those matters. This aggregate range represents management’s estimate of possible loss with respect to these matters and is based on currently available information. This estimated range of possible loss does not represent the Company’s maximum loss exposure. The legal proceedings and governmental examinations underlying the estimated range will change from time to time and actual results may vary significantly from the current estimate.

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

VISA AND MASTERCARD SETTLEMENTS

As previously disclosed, the Company reached settlement agreements with Visa and MasterCard. Under the terms of the settlement agreements, the Company received aggregate maximum payments of $4.05 billion. The settlement with Visa comprised an initial payment of $1.13 billion ($700 million after-tax) that was recorded as a gain in 2007. Having met quarterly performance criteria, the Company recognized $280 million ($172 million after-tax) from Visa in each of the years 2011, 2010 and 2009, and $300 million ($186 million after-tax) from MasterCard in 2011, and $600 million ($372 million after-tax) from MasterCard in 2010 and 2009. These payments are included in other, net expenses within Corporate & Other. During the second and fourth quarter of 2011, the Company received the final payments on the MasterCard and Visa litigation settlements, respectively.

OTHER CONTINGENCIES

The Company also has contingent obligations to make payments under contractual agreements entered into as part of the ongoing operation of the Company’s business, primarily with co-brand partners. The contingent obligations under such arrangements were approximately $5.3 billion as of December 31, 2011.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RENT EXPENSE AND LEASE COMMITMENTS

The Company leases certain facilities and equipment under noncancelable and cancelable agreements. The total rental expense amounted to $280 million in 2011, $250 million in 2010 and $362 million in 2009 (including lease termination penalties of $36 million).

As of December 31, 2011, the minimum aggregate rental commitment under all noncancelable operating leases (net of subleases of $27 million) was as follows:

000000000
(Millions)
2012	$255
2013	221
2014	201
2015	160
2016	119
Thereafter	1,048

Total	$2,004

As of December 31, 2011, the Company’s future minimum lease payments under capital leases or other similar arrangements is approximately $11 million per annum from 2012 through 2013, $12 million in 2014, $5 million in 2015 through 2016, and $29 million thereafter.

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

•

GNMS operates a global payments network which processes and settles proprietary and non-proprietary card transactions. GNMS acquires merchants and provides point-of-sale products, multi-channel marketing programs and capabilities, services and data, leveraging the Company’s global closed-loop network. It provides ATM services and enters into partnership agreements with third-party card issuers and acquirers, licensing the American Express brand and extending the reach of the global network.

Corporate functions and auxiliary businesses, including the Company’s publishing business, the Enterprise Growth Group (including the Global Prepaid Group), as well as other company operations are included in Corporate & Other.

Beginning in the first quarter of 2011, the Company changed its segment allocation methodology to better align segment reporting with the Company’s previously announced management reorganization, which had been implemented over the several prior quarters. The reorganization included the formation of the Enterprise Growth Group, which is reported in Corporate & Other. The group consists of three core business units: Online and Mobile, Fee Based Services and Global Payment Options (formerly known as Global Prepaid). Starting in the first quarter of 2011, certain business activities such as LoyaltyEdge and Foreign Exchange Services (formerly known as Global Foreign Exchange Services) that were previously managed and reported in the USCS and GCS operating segments, respectively, are now managed by Enterprise Growth. The reorganization also included consolidation of certain corporate support functions into the Global Services organization. Greater centralization of activities has led to modifications in the costs being allocated from Corporate & Other to the reportable operating segments starting in the first quarter of 2011. Prior period segment results have been revised for these changes.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents certain selected financial information as of or for the years ended December 31, 2011, 2010 and 2009.

	00000000000	00000000000	00000000000	00000000000	00000000000	00000000000
(Millions, except where indicated)	USCS	ICS	GCS	GNMS	Corporate & Other(a)	Consolidated
2011
Non-interest revenues	$10,648	$4,361	$4,880	$4,713	$719	$25,321
Interest income	5,230	1,304	9	5	413	6,961
Interest expense	807	426	264	(224)	1,047	2,320
Total revenues net of interest expense	15,071	5,239	4,625	4,942	85	29,962
Total provision	687	268	76	75	6	1,112
Pretax income (loss) from continuing operations	4,129	762	1,075	1,979	(989)	6,956
Income tax provision (benefit)	1,449	39	337	686	(454)	2,057
Income (loss) from continuing operations	$2,680	$723	$738	$1,293	$(535)	$4,899

Total equity (billions)	$8.8	$2.8	$3.6	$2.0	$1.8	$19.0

2010
Non-interest revenues	$9,884	$3,678	$4,347	$4,101	$703	$22,713
Interest income	5,390	1,393	7	4	498	7,292
Interest expense	812	428	227	(200)	1,156	2,423
Total revenues net of interest expense	14,462	4,643	4,127	4,305	45	27,582
Total provision	1,591	392	157	61	6	2,207
Pretax income (loss) from continuing operations	3,504	589	723	1,589	(441)	5,964
Income tax provision (benefit)	1,279	52	273	564	(261)	1,907
Income (loss) from continuing operations	$2,225	$537	$450	$1,025	$(180)	$4,057

Total equity (billions)	$7.4	$2.2	$3.7	$1.9	$1.0	$16.2

2009
Non-interest revenues	$9,443	$3,442	$3,882	$3,586	$859	$21,212
Interest income	3,216	1,509	5	1	600	5,331
Interest expense	568	427	180	(177)	1,209	2,207
Total revenues net of interest expense	12,091	4,524	3,707	3,764	250	24,336
Total provision	3,769	1,211	177	135	21	5,313
Pretax income (loss) from continuing operations	575	271	475	1,449	71	2,841
Income tax provision (benefit)	171	(59)	144	510	(62)	704
Income (loss) from continuing operations	$404	$330	$331	$939	$133	$2,137

Total equity (billions)	$6.0	$2.3	$3.7	$1.4	$1.0	$14.4

(a)	Corporate & Other includes adjustments and eliminations for intersegment activity.

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

Other overhead expenses, such as staff group support functions, are allocated from Corporate & Other to the other segments based on each segment’s relative level of pretax income. Financing requirements are managed on a consolidated basis. Funding costs are allocated based on segment funding requirements.

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

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GEOGRAPHIC OPERATIONS

The following table presents the Company’s total revenues net of interest expense and pretax income (loss) from continuing operations in different geographic regions:

(Millions)	United States	EMEA(a)	JAPA(a)	LACC(a)	Other Unallocated(b)	Consolidated
2011(c)
Total revenues net of interest expense	$21,254	$3,551	$3,071	$2,706	$(620)	$29,962
Pretax income (loss) from continuing operations	$6,971	$620	$430	$583	$(1,648)	$6,956
2010(c)
Total revenues net of interest expense	$19,976	$3,132	$2,630	$2,451	$(607)	$27,582
Pretax income (loss) from continuing operations	$6,137	$444	$273	$469	$(1,359)	$5,964
2009(c)
Total revenues net of interest expense	$17,328	$3,152	$2,229	$2,314	$(687)	$24,336
Pretax income (loss) from continuing operations	$3,194	$319	$187	$276	$(1,135)	$2,841

(a)	EMEA represents Europe, Middle East and Africa; JAPA represents Japan, Asia/Pacific and Australia; and LACC represents Latin America, Canada and Caribbean.
(b)	Other Unallocated includes net costs which are not directly allocable to specific geographic regions, including costs related to the net negative interest spread on excess liquidity funding and executive office operations expenses.
(c)	The data in the above table is, in part, based upon internal allocations, which necessarily involve management’s judgment. Certain revisions and reclassifications have been made to prior years’ amounts to conform to 2011 presentation and internal allocation methodology.

NOTE 26

PARENT COMPANY

Parent Company — Condensed Statements of Income

	000000000	000000000	000000000
Years Ended December 31 (Millions)	2011	2010	2009
Revenues
Non-interest revenues
Gain on sale of securities	$15	$–	$211
Other	3	8	4

Total non-interest revenues	18	8	215

Interest income	142	136	142
Interest expense	(633)	(638)	(562)

Total revenues net of interest expense	(473)	(494)	(205)

Expenses
Salaries and employee benefits	173	153	111
Other	186	117	161

Total	359	270	272

Pretax loss	(832)	(764)	(477)
Income tax benefit	(346)	(292)	(164)

Net loss before equity in net income of subsidiaries and affiliates	(486)	(472)	(313)
Equity in net income of subsidiaries and affiliates	5,385	4,529	2,450

Income from continuing operations	4,899	4,057	2,137
Income (loss) from discontinued operations, net of tax	36	–	(7)

Net income	$4,935	$4,057	$2,130

Parent Company — Condensed Balance Sheets

	000000000	000000000
As of December 31 (Millions)	2011	2010
Assets
Cash and cash equivalents	$6,914	$5,267
Investment securities	360	475
Equity in net assets of subsidiaries and affiliates of continuing operations	17,374	15,603
Accounts receivable, less reserves	53	831
Premises and equipment – at cost, less accumulated depreciation: 2011, $44; 2010, $41	96	73
Loans to affiliates	5,132	4,942
Due from subsidiaries	1,363	1,196
Other assets	769	458

Total assets	$32,061	$28,845

Liabilities and Shareholders’ Equity
Liabilities
Accounts payable and other liabilities	$1,466	$1,366
Due to affiliates	823	911
Short-term affiliate debt	895	–
Long-term debt	10,083	10,338

Total liabilities	13,267	12,615
Shareholders’ equity
Common shares	232	238
Additional paid-in capital	12,217	11,937
Retained earnings	7,221	4,972
Accumulated other comprehensive loss	(876)	(917)

Total shareholders’ equity	18,794	16,230

Total liabilities and shareholders’ equity	$32,061	$28,845

SUPPLEMENTAL DISCLOSURE

The Parent Company guarantees up to $40 million of indebtedness under a line of credit that its subsidiary has with a bank. As of December 31, 2011, there were no draw downs against this line.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Parent Company — Condensed Statements of Cash Flows

	00000000000	00000000000	00000000000
Years Ended December 31 (Millions)	2011	2010	2009
Cash Flows from Operating Activities
Net income	$4,935	$4,057	$2,130
Adjustments to reconcile net income to cash provided by operating activities:
Equity in net (income) loss of subsidiaries and affiliates:
– Continuing operations	(5,385)	(4,530)	(2,450)
– Discontinued operations	(36)	–	7
Dividends received from subsidiaries and affiliates	3,773	1,999	1,103
Gain on sale of securities	(15)	–	(211)
Other operating activities, primarily with subsidiaries	671	(39)	246

Net cash provided by operating activities	3,943	1,487	825

Cash Flows from Investing Activities
Sale/redemption of investments	20	9	361
Premises and equipment	(35)	(32)	(20)
Loans to affiliates	(189)	(1,064)	2,665
Purchase of investments	(2)	(3)	–
Investments in affiliates	(18)	–	–

Net cash (used in) provided by investing activities	(224)	(1,090)	3,006

Cash Flows from Financing Activities
Issuance of debt	–	–	3,000
Principal payment of debt	(400)	–	(505)
Short-term affiliate debt	895	–	–
Long-term affiliate debt	–	(15)	–
Issuance of American Express Series A preferred shares and warrants	–	–	3,389
Issuance of American Express common shares and other	594	663	614
Repurchase of American Express Series A preferred shares	–	–	(3,389)
Repurchase of American Express stock warrants	–	–	(340)
Repurchase of American Express common shares	(2,300)	(590)	–
Dividends paid	(861)	(867)	(924)

Net cash (used in) provided by financing activities	(2,072)	(809)	1,845

Net change in cash and cash equivalents	1,647	(412)	5,676
Cash and cash equivalents at beginning of year	5,267	5,679	3

Cash and cash equivalents at end of year	$6,914	$5,267	$5,679

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27

QUARTERLY FINANCIAL DATA (UNAUDITED)

	000000000	000000000	000000000	000000000	000000000	000000000	000000000	000000000
(Millions, except per share amounts)	2011				2010
Quarters Ended	12/31	9/30	6/30	3/31	12/31(a)	9/30	6/30	3/31
Total revenues net of interest expense	$7,742	$7,571	$7,618	$7,031	$7,244	$6,973	$6,805	$6,560
Pretax income from continuing operations	1,748	1,711	1,765	1,732	1,477	1,640	1,595	1,252
Income from continuing operations	1,192	1,235	1,295	1,177	1,062	1,093	1,017	885
Income from discontinued operations	–	–	36	–	–	–	–	–
Net income	1,192	1,235	1,331	1,177	1,062	1,093	1,017	885
Earnings Per Common Share – Basic:
Continuing operations	$1.02	$1.04	$1.08	$0.98	$0.88	$0.91	$0.84	$0.74
Discontinued operations	–	–	0.03	–	–	–	–	–

Net income	$1.02	$1.04	$1.11	$0.98	$0.88	$0.91	$0.84	$0.74

Earnings Per Common Share – Diluted:
Continuing operations	$1.01	$1.03	$1.07	$0.97	$0.88	$0.90	$0.84	$0.73
Discontinued operations	–	–	0.03	–	–	–	–	–

Net income	$1.01	$1.03	$1.10	$0.97	$0.88	$0.90	$0.84	$0.73

Cash dividends declared per common share	$0.18	$0.18	$0.18	$0.18	$0.18	$0.18	$0.18	$0.18
Common share price:
High	$52.35	$53.80	$51.97	$46.93	$46.78	$45.68	$49.19	$43.25
Low	$41.30	$42.03	$45.10	$42.19	$37.33	$38.42	$37.13	$36.60

(a)	The results of operations for the quarter ended December 31, 2010 include restructuring charges in the amount of $98 million. Refer to Note 16 for further discussion of these items.

AMERICAN EXPRESS COMPANY

CONSOLIDATED FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

	00000000000	00000000000	00000000000	00000000000	00000000000
(Millions, except per share amounts, share data, percentages and where indicated)	2011	2010	2009(e)	2008(e)	2007(e)
Operating Results(a)
Total revenues net of interest expense(b)	$29,962	$27,582	$24,336	$28,227	$27,462
Expenses(b)	21,894	19,411	16,182	18,848	17,665
Provisions for losses	1,112	2,207	5,313	5,798	4,103
Income from continuing operations	4,899	4,057	2,137	2,871	4,126
Income (Loss) from discontinued operations	36	–	(7)	(172)	(114)
Net income	4,935	4,057	2,130	2,699	4,012
Return on average equity(c)	27.7%	27.5%	14.6%	22.3%	37.3%

Balance Sheet(a)
Cash and cash equivalents(d)	$24,893	$16,356	$16,599	$21,651	$10,350
Accounts receivable, net	44,109	40,434	38,204	36,571	41,994
Loans, net	61,166	57,616	30,010	40,659	53,339
Investment securities	7,147	14,010	24,337	12,526	13,214
Assets of discontinued operations	–	–	–	216	22,278
Total assets(d)	153,337	146,689	125,145	127,178	151,215
Customer deposits	37,898	29,727	26,289	15,486	15,397
Travelers Cheques outstanding	5,123	5,618	5,975	6,433	7,197
Short-term borrowings	3,424	3,414	2,344	8,993	17,761
Long-term debt	59,570	66,416	52,338	60,041	55,285
Liabilities of discontinued operations	–	–	–	260	21,527
Shareholders’ equity	18,794	16,230	14,406	11,841	11,029

Common Share Statistics
Earnings per share:
Income from continuing operations:
Basic	$4.11	$3.37	$1.55	$2.47	$3.49
Diluted	$4.09	$3.35	$1.54	$2.47	$3.44
Income (Loss) from discontinued operations:
Basic	$0.03	$–	$(0.01)	$(0.14)	$(0.09)
Diluted	$0.03	$–	$–	$(0.15)	$(0.10)
Net income:
Basic	$4.14	$3.37	$1.54	$2.33	$3.40
Diluted	$4.12	$3.35	$1.54	$2.32	$3.34
Cash dividends declared per share	$0.72	$0.72	$0.72	$0.72	$0.63
Book value per share	$16.15	$13.56	$12.08	$10.21	$9.53
Market price per share:
High	$53.80	$49.19	$42.25	$52.63	$65.89
Low	$41.30	$36.60	$9.71	$16.55	$50.37
Close	$47.17	$42.92	$40.52	$18.55	$52.02
Average common shares outstanding for earnings per share:
Basic	1,178	1,188	1,168	1,154	1,173
Diluted	1,184	1,195	1,171	1,156	1,193
Shares outstanding at period end	1,164	1,197	1,192	1,160	1,158

Other Statistics
Number of employees at period end (thousands):
United States	29	29	28	31	32
Outside the United States	33	32	31	35	36

Total(f)	62	61	59	66	68
Number of shareholders of record	35,541	38,384	41,273	43,257	50,216

(a)	In 2007, the Company entered into an agreement to sell its international banking subsidiary, AEB, and its subsidiary that issues investment certificates to AEB’s customers, AEIDC, to Standard Chartered subject to certain regulatory approvals. The results, assets and liabilities of AEB (except for certain components of the business which were not sold) are presented as discontinued operations.
(b)	Beginning the first quarter of 2011, certain payments to business partners previously expensed in other, net expense were reclassified as contra-revenue within total non-interest revenues or as marketing and promotion expense. Amounts in prior periods for this item have been reclassified.
(c)	Return on average equity is calculated by dividing one-year period of net income by one-year average of total shareholders’ equity.
(d)	In the first quarter of 2011, the Company reclassified $353 million, reducing both cash and cash due from banks, and other liabilities, on the December 31, 2010 Consolidated Balance Sheet from amounts previously reported to correct for the effect of a misclassification.
(e)	Refer to Notes 1 and 7 in the Consolidated Financial Statements for a discussion of the impact of new GAAP governing consolidations and VIEs.
(f)	Amounts include employees from discontinued operations.