Form 10-K, Exhibit 13
period 2013-12-31
AMERICAN EXPRESS CO
filed 2014-02-25
CIK 4962

EXHIBIT 13

2013 FINANCIAL RESULTS

16

FINANCIAL REVIEW

EXECUTIVE OVERVIEW

CONSOLIDATED RESULTS OF OPERATIONS

BUSINESS SEGMENT RESULTS

CONSOLIDATED CAPITAL RESOURCES AND LIQUIDITY

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

RISK MANAGEMENT

CRITICAL ACCOUNTING ESTIMATES

OTHER MATTERS

57	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

58	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

59	INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

60	CONSOLIDATED FINANCIAL STATEMENTS

65	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

108	CONSOLIDATED FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

109	COMPARISON OF FIVE-YEAR TOTAL RETURN TO SHAREHOLDERS

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

FINANCIAL REVIEW

The financial section of American Express Company’s Annual Report consists of this Financial Review, the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements. The following discussion is designed to provide perspective and understanding regarding the consolidated financial condition and results of operations. Certain key terms are defined in the Glossary of Selected Terminology.

This Financial Review and the Notes to the Consolidated Financial Statements exclude discontinued operations unless otherwise noted.

EXECUTIVE OVERVIEW

BUSINESS INTRODUCTION

American Express Company (the Company) is a global services company, comprised of four reportable operating segments: U.S. Card Services (USCS), International Card Services (ICS), Global Commercial Services (GCS) and Global Network and Merchant Services (GNMS). The Company provides customers with access to products, insights and experiences that enrich lives and build business success. The Company’s principal products and services are charge and credit payment card products and travel-related services offered to consumers and businesses around the world. The Company’s range of products and services includes:

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

The Company competes in the global payments industry with charge, credit and debit card networks, issuers and acquirers, as well as evolving alternative payment mechanisms, systems and products. As the payments industry continues to evolve, the Company is facing increasing competition from non-traditional players that leverage new technologies and customers’ existing card accounts and bank relationships to create payment or other fee-based solutions. The Company is transforming its existing businesses and creating new products and services for the digital marketplace as it seeks to enhance its customers’ digital experiences and develop platforms for online and mobile commerce. Emerging technologies also provide an opportunity to deliver financial products and services that help new and existing customer segments move and manage their money, which we are pursuing through our Enterprise Growth Group (EGG).

The Company’s products and services generate the following types of revenue for the Company:

•

Discount revenue, the Company’s largest revenue source, which represents fees generally charged to merchants when Card Members use their cards to purchase goods and services at merchants on the Company’s network;

•	Net card fees, which represent revenue earned for annual card membership fees;

•	Travel commissions and fees, which are earned by charging a transaction or management fee to both customers and suppliers for travel-related transactions;

•	Other commissions and fees, which are earned on foreign exchange conversions, card-related fees and assessments and other service fees;

•

Other revenue, which represents revenues arising from contracts with partners of our Global Network Services (GNS) business (including royalties and signing fees), insurance premiums earned from Card Member travel and other insurance programs, Travelers Cheques and prepaid card-related revenues and other miscellaneous revenue and fees; and

•	Interest on loans, which principally represents interest income earned on outstanding balances.

In addition to funding and operating costs associated with these types of revenue, other major expense categories are related to marketing and rewards programs that add new Card Members and promote Card Member loyalty and spending, and provisions for Card Member credit and fraud losses.

FINANCIAL HIGHLIGHTS

For 2013, the Company reported net income of $5.4 billion and diluted earnings per share of $4.88. This compared to $4.5 billion of net income and $3.89 diluted earnings per share for 2012 and $4.9 billion of net income and $4.09 diluted earnings per share from continuing operations for 2011.

2013 included a fourth quarter charge of $66 million ($41 million after-tax) related to a proposed merchant litigation settlement.

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

2012 results included:

•	$461 million ($328 million after-tax) of net charges for costs related to reengineering initiatives, including a $400 million ($287 million after-tax) restructuring charge in the fourth quarter;

•	$342 million ($212 million after-tax) in expense resulting from enhancements to the process that estimates future redemptions of Membership Rewards points by U.S. Card Members;

•	$153 million ($95 million after-tax) in charges related to Card Member reimbursements in the fourth quarter, in addition to amounts incurred in prior quarters during the year; and

•	A tax benefit of $146 million related to the realization of certain foreign tax credits.

2011 results from continuing operations included:

•	$300 million and $280 million ($186 million and $172 million after-tax) of benefits related to the MasterCard and Visa litigation settlements, respectively;

•	$188 million ($117 million after-tax) in expense reflecting enhancements to the process that estimates future redemptions of Membership Rewards points by U.S. Card Members;

•	$153 million ($106 million after-tax) of net charges for costs related to reengineering initiatives; and

•	Tax benefits of $102 million and $77 million related to the favorable resolution of certain prior years’ tax items and the realization of certain foreign tax credits, respectively.

FINANCIAL TARGETS

The Company seeks to achieve three financial targets, on average and over time:

•	Revenues net of interest expense growth of at least 8 percent;

•	Earnings per share (EPS) growth of 12 to 15 percent; and

•	Return on average equity (ROE) of 25 percent or more.

If the Company achieves its EPS and ROE targets, it will seek to return on average and over time approximately 50 percent of the capital it generates to shareholders as dividends or through the repurchases of common stock, which may be subject to certain regulatory restrictions as described herein.

FORWARD-LOOKING STATEMENTS AND NON-GAAP MEASURES

Certain of the statements in this Annual Report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Refer to the “Cautionary Note Regarding Forward-Looking Statements” section.

The Company prepares its Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States (GAAP). However, certain information included within this Annual Report constitute non-GAAP financial measures. The Company’s calculations of non-GAAP financial measures may differ from the calculations of similarly titled measures by other companies.

BANK HOLDING COMPANY

The Company is a bank holding company under the Bank Holding Company Act of 1956 and the Federal Reserve Board (Federal Reserve) is the Company’s primary federal regulator. As such, the Company is subject to the Federal Reserve’s regulations, policies and minimum capital standards.

CURRENT ECONOMIC ENVIRONMENT/OUTLOOK

The Company’s results for 2013 reflect healthy spending growth, continuing strong credit quality, effective control of operating expenses and a strong capital position. Despite a challenging economic environment, billed business grew 7 percent over the prior year. Card Member billed business volumes grew both in the U.S. and internationally, and across all of the Company’s businesses.

The Company’s average loans also continued to grow year over year, which, along with a higher net yield and a lower cost of funds, led to a 9 percent increase in net interest income. At the same time, lending write-off rates remained at historically low levels. While the Company expects lending write-off rates will increase from such levels, the Company has not experienced overall credit deterioration, as total delinquency rates remained consistently low during the year.

The Company effectively controlled its expenses, with total expenses decreasing 1 percent over the prior year. The Company continued to invest in growth opportunities in the U.S. and internationally as marketing and promotion expense grew by 5 percent as compared to the prior year. Operating expenses decreased 4 percent as compared to the prior year. Excluding the impact of the restructuring charge taken in the fourth quarter of 2012, adjusted operating expenses were flat year over year.1 The Company’s aim is to have operating expenses grow at an annual rate of less than 3 percent in 2014.

As discussed below within Certain Legislative, Regulatory and Other Developments, the regulatory environment continues to evolve and has heightened the focus that all financial services firms, including the Company, must have on their controls and processes. The review of products and practices will be a continuing focus of the Company, as well as by regulators. In addition, regulation of the payments industry has increased significantly in recent years and governments in several countries have established or are proposing to establish payment system regulatory regimes.

[1]	Adjusted operating expenses, a non-GAAP measure, is calculated by excluding from 2012 operating expenses of $13.2 billion the $400 million restructuring charge taken in the fourth quarter of 2012. The year over year growth rate is calculated by comparing 2012 adjusted operating expenses of $12.8 billion with 2013 operating expenses of $12.7 billion. Management believes adjusted operating expenses is a useful metric to evaluate the Company’s performance against its operating expense goal for 2013.

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

Competition remains extremely intense across the Company’s businesses. While the Company’s business is diversified, including the corporate card business, a large international business and GNS partners around the world, the global economic environment remains challenging. In addition, any impact of potential U.S. income tax law changes or volatility in foreign exchange rates remains uncertain.

As announced during the third quarter of 2013, the Company plans to create a new joint venture for its Global Business Travel (GBT) operations. It is expected that GBT’s operations, business relationships and other assets would be held and operated by the joint venture entity. As presently contemplated, at the closing of the transaction the Company would maintain an approximate 50 percent ownership stake in the joint venture, while an investor group would own the remaining interest. The transaction remains subject to the execution of definitive agreements and receipt of regulatory and other approvals. Assuming these conditions are met, the Company would plan to close the transaction in the second quarter of 2014. The Company would expect to use a substantial portion of any gain recognized upon a closing of the transaction to invest in the Company’s growth initiatives.

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY CONSOLIDATED RESULTS OF OPERATIONS

Refer to the “Glossary of Selected Terminology” for the definitions of certain key terms and related information appearing within this section.

TABLE 1: SUMMARY OF THE COMPANY’S FINANCIAL PERFORMANCE

Years Ended December 31, (Millions, except percentages and per share amounts)	2013	2012	2011	Change 2013 vs. 2012		Change 2012 vs. 2011

Total revenues net of interest expense	$32,974	$31,555	$29,962	$1,419	4%	$1,593	5%
Provisions for losses	2,110	1,990	1,112	120	6	878	79
Expenses	22,976	23,114	21,894	(138)	(1)	1,220	6
Income from continuing operations	5,359	4,482	4,899	877	20	(417)	(9)
Net income	5,359	4,482	4,935	877	20	(453)	(9)
Earnings per common share from continuing operations – diluted(a)	4.88	3.89	4.09	0.99	25	(0.20)	(5)
Earnings per common share – diluted(a)	$4.88	$3.89	$4.12	$0.99	25%	$(0.23)	(6)%
Return on average equity(b)	27.8%	23.1%	27.7%
Return on average tangible common equity(c)	34.9%	29.2%	35.8%

(a)	Earnings per common share from continuing operations — diluted and Earnings per common share — diluted were both reduced by the impact of earnings allocated to participating share awards and other items of $47 million, $49 million and $58 million for the years ended December 31, 2013, 2012 and 2011, respectively.
(b)	ROE is computed by dividing (i) one-year period net income ($5.4 billion, $4.5 billion and $4.9 billion for 2013, 2012 and 2011, respectively) by (ii) one-year average total shareholders’ equity ($19.3 billion, $19.4 billion and $17.8 billion for 2013, 2012 and 2011, respectively).
(c)	Return on average tangible common equity, a non-GAAP measure, is computed in the same manner as ROE except the computation of average tangible common equity, a non-GAAP measure, excludes from average total shareholders’ equity, average goodwill and other intangibles of $4.1 billion, $4.2 billion and $4.2 billion as of December 31, 2013, 2012 and 2011, respectively. The Company believes return on average tangible common equity is a useful measure of the profitability of its business.

TABLE 2: TOTAL REVENUES NET OF INTEREST EXPENSE SUMMARY

Years Ended December 31, (Millions, except percentages, per share amounts and ratio data)	2013	2012	2011	Change 2013 vs. 2012		Change 2012 vs. 2011

Discount revenue	$18,695	$17,739	$16,734	$956	5%	$1,005	6%
Net card fees	2,631	2,506	2,448	125	5	58	2
Travel commissions and fees	1,913	1,940	1,971	(27)	(1)	(31)	(2)
Other commissions and fees	2,414	2,317	2,269	97	4	48	2
Other	2,274	2,425	2,164	(151)	(6)	261	12

Total non-interest revenues	27,927	26,927	25,586	1,000	4	1,341	5

Total interest income	7,005	6,854	6,696	151	2	158	2
Total interest expense	1,958	2,226	2,320	(268)	(12)	(94)	(4)

Net interest income	5,047	4,628	4,376	419	9	252	6

Total revenues net of interest expense	$32,974	$31,555	$29,962	$1,419	4%	$1,593	5%

TOTAL REVENUES NET OF INTEREST EXPENSE

Discount revenue increased $956 million or 5 percent in 2013 as compared to 2012, and $1,005 million or 6 percent in 2012 as compared to 2011. The 2013 increase reflects a 7 percent increase in worldwide billed business, which was partially offset by faster growth in GNS billings than overall Company billings, higher contra-revenue items, including cash rebate rewards, and a slight decline in the average discount rate. U.S. billed business and billed business outside the U.S. increased 8 percent and 6 percent, respectively, in 2013 as compared to the prior year, reflecting increases in average spending per proprietary basic card and basic cards-in-force. Excluding the impact of changes in foreign exchange rates billed business outside the U.S. increased 10 percent. See Tables 5 and 6 for more detail on billed business performance. The 2012 increase in discount revenue as compared to 2011 reflects an 8 percent increase in worldwide billed business volumes, partially offset by a slight decline in the average discount rate and higher contra-revenue items, including cash rebate rewards and corporate client incentives. The average discount rate was 2.51 percent and 2.52 percent for 2013 and 2012, respectively. Over time, changes in the mix of spending by location and industry, volume-related pricing discounts, strategic investments, certain pricing initiatives and other factors will likely result in further erosion of the average discount rate.

Net card fees increased $125 million or 5 percent in 2013 as compared to 2012, and $58 million or 2 percent in 2012 as compared to 2011. The 2013 increase reflects higher average proprietary cards-in-force and higher average card fees in ICS and USCS. Excluding the impact of changes in foreign exchange rates, net card fees increased 8 percent in 2013 compared to 2012.2 The increase in 2012 as compared to 2011 reflects higher average proprietary cards-in-force.

[2]	The foreign currency adjusted information, a non-GAAP measure, assumes a constant exchange rate between the periods being compared for purposes of currency translation into U.S. dollars (i.e., assumes the foreign exchange rates used to determine results for the current year apply to the corresponding year period against which such results are being compared). The Company believes the presentation of information on a foreign currency adjusted basis is helpful to investors by making it easier to compare the Company’s performance in one period to that of another period without the variability caused by fluctuations in currency exchange rates.

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

Travel commissions and fees decreased $27 million or 1 percent in 2013 as compared to 2012, and $31 million or 2 percent in 2012 as compared to 2011. The decrease in 2013 reflects flat sales in business travel and a 2 percent decline in U.S. consumer travel sales. The decrease in 2012 as compared to 2011 reflects a 1 percent decline in worldwide travel sales. In 2012, business travel sales declined 4 percent, while U.S. consumer travel sales increased 12 percent.

Other commissions and fees increased $97 million or 4 percent in 2013 as compared to 2012, and $48 million or 2 percent in 2012 as compared to 2011. The 2013 increase was primarily due to lower Card Member reimbursements versus the prior year and marginally higher late fees and foreign currency conversion revenues, as well as higher revenue from the Company’s Loyalty Partner business. The increase in 2012 as compared to 2011 reflects higher revenues from the Loyalty Partner business.

Other revenues decreased $151 million or 6 percent in 2013 as compared to 2012, and increased $261 million or 12 percent in 2012 as compared to 2011. The 2013 decrease reflects the effect of a benefit in the first half of 2012 due to revised estimates of the liability for uncashed Travelers Cheques in certain international countries. The decrease also reflects the loss of revenue from the publishing business in the fourth quarter of 2013, and higher Card Member reimbursements within other revenue in 2013 as compared to 2012. These decreases were partially offset by an increase in Loyalty Edge revenue from additional client signings and a larger gain on the sale of investment securities in 2013. The increase in 2012 as compared to 2011 reflects higher gains on the sale of investment securities, higher GNS partner royalty revenues, and the previously mentioned favorable effects of revised estimates in the liability for uncashed Travelers Cheques in international countries.

Interest income increased $151 million or 2 percent in 2013 as compared to 2012, and $158 million or 2 percent in 2012 as compared to 2011. The increase in both years reflects an increase in interest on loans driven by higher average Card Member loans, partially offset by decreases in interest and dividends on investment securities driven by lower average investment securities.

Interest expense decreased $268 million or 12 percent in 2013 as compared to 2012, and $94 million or 4 percent in 2012 as compared to 2011. The decrease in both years was due to lower interest on deposits, reflecting a lower cost of funds, partially offset by increases in average customer deposit balances. The decreases also reflect lower interest on long-term debt and other, lower average long-term debt balances and, in 2013, a lower cost of funds on long-term debt.

TABLE 3: PROVISIONS FOR LOSSES SUMMARY

Years Ended December 31, (Millions, except percentages)	2013	2012	2011	Change 2013 vs. 2012		Change 2012 vs. 2011

Charge card	$789	$742	$770	$47	6%	$(28)	(4)%
Card Member loans	1,229	1,149	253	80	7	896	#
Other	92	99	89	(7)	(7)	10	11

Total provisions for losses	$2,110	$1,990	$1,112	$120	6%	$878	79%

#	Denotes a variance of more than 100 percent.

PROVISIONS FOR LOSSES

Charge card provision for losses increased $47 million or 6 percent in 2013 as compared to 2012, and decreased $28 million or 4 percent in 2012 as compared to 2011. The 2013 increase reflects higher average Card Member receivable balances resulting in higher amounts of net write-offs, partially offset by a higher reserve release in 2013 than 2012. The 2012 decrease reflects a net reserve release in 2012 compared to a reserve build in 2011. Card Member loans provision for losses increased $80 million or 7 percent in 2013 as compared to 2012, and $896 million or over 100 percent in 2012 as compared to 2011. The 2013 increase reflects lower reserve releases as compared to the prior year, partially offset by the benefit of lower net write-offs in 2013 due to improved credit performance. The 2012 increase from 2011 reflects a smaller reserve release in 2012 than in 2011. Other provision for losses decreased $7 million or 7 percent in 2013 as compared to 2012, and increased $10 million or 11 percent in 2012 as compared to 2011.

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

TABLE 4: EXPENSES SUMMARY

Years Ended December 31, (Millions, except percentages)	2013	2012	2011	Change 2013 vs. 2012		Change 2012 vs. 2011

Marketing and promotion	$3,043	$2,890	$2,996	$153	5%	$(106)	(4)%
Card Member rewards	6,457	6,282	6,218	175	3	64	1
Card Member services	767	772	716	(5)	(1)	56	8

Total marketing, promotion, rewards and Card Member services	10,267	9,944	9,930	323	3	14	—

Salaries and employee benefits	6,191	6,597	6,252	(406)	(6)	345	6
Other, net	6,518	6,573	5,712	(55)	(1)	861	15

Total expenses	$22,976	$23,114	$21,894	$(138)	(1)%	$1,220	6%

EXPENSES

Marketing and promotion expenses increased $153 million or 5 percent in 2013 as compared to 2012, and decreased $106 million or 4 percent in 2012 as compared to 2011. The 2013 increase reflects higher spend on Card Member acquisition marketing. The 2012 decrease reflects lower loyalty and brand advertising.

Card Member rewards expenses increased $175 million or 3 percent in 2013 as compared to 2012, and $64 million or 1 percent in 2012 as compared to 2011. The 2013 increase reflects higher co-brand rewards expenses of $283 million, primarily relating to higher spending volumes, partially offset by a decrease in Membership Rewards expenses of $108 million. The 2013 decrease in Membership Rewards expenses resulted primarily from:

•

a $208 million decrease related to the liability for Membership Rewards points earned by Card Members but not redeemed. This decrease includes the impact of a $342 million prior year expense relating to enhancements made to the U.S. URR estimation process which was partially offset by a net increase in expenses related to slower average declines in the WAC per point assumption and slower average growth in the URR as compared to the prior year, and

•

a $100 million increase relating to higher new points earned. The increase for new points earned in 2013 was lower than the 2012 increase, primarily as a result of a decline in WAC per point during 2013, in relation to 2012.

The 2012 increase reflects higher co-brand rewards expenses of $148 million, primarily relating to higher spending volumes, partially offset by a decrease in Membership Rewards expenses of $84 million. The 2012 decrease in Membership Rewards expenses resulted primarily from:

•

a $353 million decrease related to the liability for Membership Rewards points earned by Card Members but not yet redeemed. This decrease includes the aforementioned enhancements to the U.S. URR estimation process of $342 million recognized in 2012 which was more than offset by a $188 million expense relating to enhancements to the U.S. URR estimation process in 2011 and a net decrease in expenses related to slower average URR growth and favorable changes in the WAC per point assumption, and

•	a $269 million increase relating to higher new points earned.

The Company’s Membership Rewards URR for current program participants was 94 percent (rounded down) at December 31, 2013, an increase from 94 percent (rounded up) at December 31, 2012 and 92 percent (rounded down) at December 31, 2011. The increases in the URR reflect greater engagement in the Company’s Membership Rewards program.

Card Member services expenses decreased $5 million or 1 percent in 2013 compared to 2012, and increased $56 million or 8 percent in 2012 as compared to 2011. The 2012 increase was driven by increases in the costs associated with enhanced benefits to U.S. Card Members.

Salaries and employee benefits expenses decreased $406 million or 6 percent in 2013 as compared to 2012, and increased $345 million or 6 percent in 2012 as compared to 2011. The change in both years was primarily driven by the restructuring charge in the fourth quarter of 2012.

Other, net decreased $55 million or 1 percent in 2013 as compared to 2012, and increased $861 million or 15 percent in 2012 as compared to 2011. The 2013 decrease reflects higher Card Member reimbursements and investment impairments in the prior year. This decrease was partially offset by higher professional services expenses in the current year driven by increased investments in technology development and other investments in the business, as well as higher occupancy and equipment expenses, primarily reflecting higher data processing expenses as well as the fourth quarter proposed merchant litigation settlement. The 2012 increase reflects the absence of the benefits of the Visa and MasterCard litigation settlement payments that ceased in the fourth quarter 2011. In addition, the increase includes higher costs associated with Card Member reimbursements of $143 million in 2012, as well as impairments of certain cost method investments.

INCOME TAXES

The effective tax rate on continuing operations was 32.1 percent in 2013 compared to 30.5 percent in 2012 and 29.6 percent in 2011. The tax rate for 2013 included benefits of $150 million related to the resolution of certain prior years’ items. The tax rates for 2012 and 2011 included benefits of $146 million and $77 million, respectively, related to the realization of certain foreign tax credits. The tax rate for 2011 also included a benefit of $102 million related to the resolution of certain prior years’ tax items.

The tax rates in all years reflect the level of pretax income in relation to recurring permanent tax benefits and variances in the geographic mix of business.

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

TABLE 5: SELECTED STATISTICAL INFORMATION

Years Ended December 31,	2013	2012	2011	Change 2013 vs. 2012	Change 2012 vs. 2011

Card billed business: (billions)
United States	$637.0	$590.7	$542.8	8%	9%
Outside the United States	315.4	297.7	279.4	6	7

Total	$952.4	$888.4	$822.2	7	8

Total cards-in-force: (millions)
United States	53.1	52.0	50.6	2	3
Outside the United States	54.1	50.4	46.8	7	8

Total	107.2	102.4	97.4	5	5

Basic cards-in-force: (millions)
United States	41.1	40.3	39.3	2	3
Outside the United States	44.0	40.5	37.4	9	8

Total	85.1	80.8	76.7	5	5

Average discount rate	2.51%	2.52%	2.54%
Average basic Card Member spending (dollars)(a)	$16,334	$15,720	$14,881	4	6
Average fee per card (dollars)(a)	40	39	39	3	—
Average fee per card adjusted (dollars)(a)	$44	$43	$43	2%	—%

(a)	Average basic Card Member spending and average fee per card are computed from proprietary card activities only. Average fee per card is computed based on net card fees, including the amortization of deferred direct acquisition costs divided by average worldwide proprietary cards-in-force. The adjusted average fee per card, which is a non-GAAP measure, is computed in the same manner, but excludes amortization of deferred direct acquisition costs. The amount of amortization excluded was $262 million, $257 million and $219 million for the years ended December 31, 2013, 2012 and 2011, respectively. The Company presents adjusted average fee per card because the Company believes this metric presents a useful indicator of card fee pricing across a range of its proprietary card products.

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

TABLE 6: SELECTED STATISTICAL INFORMATION

	2013		2012

	Percentage Increase (Decrease)	Percentage Increase (Decrease) Assuming No Changes in Foreign Exchange Rates (a)	Percentage Increase (Decrease)	Percentage Increase (Decrease) Assuming No Changes in Foreign Exchange Rates (a)

Worldwide(b)
Billed business	7%	8%	8%	9%
Proprietary billed business	6	7	8	8
GNS billed business(c)	12	16	10	14
Airline-related volume
(9% and 10% of worldwide billed business for 2013 and 2012, respectively)	3	3	3	4
United States(b)
Billed business	8		9
Proprietary consumer card billed business(d)	7		8
Proprietary small business billed business(d)	11		12
Proprietary corporate services billed business(e)	8		11
T&E-related volume
(26% and 27% of U.S. billed business for 2013 and 2012, respectively)	6		6
Non-T&E-related volume
(74% and 73% of U.S. billed business for 2013 and 2012, respectively)	9		10
Airline-related volume
(8% and 9% of U.S. billed business for 2013 and 2012, respectively)	4		4
Outside the United States(b)
Billed business	6	10	7	10
Japan, Asia Pacific & Australia (JAPA) billed business	6	13	12	12
Latin America & Canada (LACC) billed business	6	11	7	12
Europe, the Middle East & Africa (EMEA) billed business	7	6	—	5
Proprietary consumer and small business billed business(f)	2	6	4	6
JAPA billed business	(4)	6	7	7
LACC billed business	4	7	5	8
EMEA billed business	7	6	(1)	4
Proprietary corporate services billed business(e)	2%	3%	3%	7%

(a)	The foreign currency adjusted information assumes a constant exchange rate between the periods being compared for purposes of currency translation into U.S. dollars (i.e., assumes the foreign exchange rates used to determine results for the current year apply to the corresponding year-earlier period against which such results are being compared). The Company believes the presentation of information on a foreign currency adjusted basis is helpful to investors by making it easier to compare the Company’s performance in one period to that of another period without the variability caused by fluctuations in currency exchange rates.
(b)	Captions in the table above not designated as “proprietary” or “GNS” include both proprietary and GNS data.
(c)	Included in the GNMS segment.
(d)	Included in the USCS segment.
(e)	Included in the GCS segment.
(f)	Included in the ICS segment.

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

TABLE 7: SELECTED STATISTICAL INFORMATION

As of or for the Years Ended December 31, (Millions, except percentages and where indicated)	2013	2012	2011	Change 2013 vs. 2012	Change 2012 vs. 2011

Worldwide Card Member receivables
Total receivables (billions)	$44.2	$42.8	$40.9	3%	5%
Loss reserves:
Beginning balance	428	438	386	(2)	13
Provisions(a)	647	601	603	8	—
Other additions(b)	142	141	167	1	(16)
Net write-offs(c)	(669)	(640)	(560)	5	14
Other deductions(d)	(162)	(112)	(158)	45	(29)

Ending balance	$386	$428	$438	(10)%	(2)%

% of receivables	0.9%	1.0%	1.1%
Net write-off rate – principal only – USCS(e)	1.7%	1.9%	1.7%
Net write-off rate – principal and fees – USCS(e)	1.9%	2.1%	1.9%
30 days past due as a % of total – USCS	1.6%	1.8%	1.9%
Net loss ratio as a % of charge volume – ICS/GCS	0.12%	0.10%	0.09%
90 days past billing as a % of total – ICS/GCS	1.0%	0.9%	0.9%
Worldwide Card Member loans
Total loans (billions)	$67.2	$65.2	$62.6	3%	4%
Loss reserves:
Beginning balance	1,471	1,874	3,646	(22)	(49)
Provisions(a)	1,114	1,031	145	8	#
Other additions(b)	115	118	108	(3)	9
Net write-offs – principal only(c)	(1,141)	(1,280)	(1,720)	(11)	(26)
Net write-offs – interest and fees(c)	(150)	(157)	(201)	(4)	(22)
Other deductions(d)	(148)	(115)	(104)	29	11

Ending balance	$1,261	$1,471	$1,874	(14)	(22)

Ending reserves – principal only	$1,212	$1,423	$1,818	(15)	(22)
Ending reserves – interest and fees	$49	$48	$56	2	(14)
% of loans	1.9%	2.3%	3.0%
% of past due	169%	182%	206%
Average loans (billions)	$63.3	$61.5	$59.1	3%	4%
Net write-off rate – principal only(e)	1.8%	2.1%	2.9%
Net write-off rate – principal, interest and fees(e)	2.0%	2.3%	3.3%
30 days past due as a % of total	1.1%	1.2%	1.5%
Net interest income divided by average loans(f)	8.0%	7.5%	7.4%
Net interest yield on Card Member loans(f)	9.3%	9.1%	9.1%

#	Denotes a variance greater than 100 percent.
(a)	Provisions for principal (resulting from authorized transactions), interest and/or fees on Card Member loans and principal (resulting from authorized transactions) and fee reserve components on Card Member receivables.
(b)	Provisions for unauthorized transactions.
(c)	Net write-offs, less recoveries.
(d)	For Card Member receivables, includes net write-offs resulting from unauthorized transactions of $(160) million, $(141) million and $(161) million for the years ended December 31, 2013, 2012 and 2011, respectively; foreign currency translation adjustments of $(4) million, $2 million and $(2) million for the years ended December 31, 2013, 2012 and 2011, respectively; a reclassification of Card Member bankruptcy reserves of $18 million from other liabilities to credit reserves in 2012; and other items of $2 million, $9 million and $5 million for the years ended December 31, 2013, 2012 and 2011, respectively. For Card Member loans, includes net write-offs for unauthorized transactions of $(130) million, $(116) million and $(103) million for the years ended December 31, 2013, 2012 and 2011, respectively; foreign currency translation adjustments of $(12) million, $7 million and $(2) million for the years ended December 31, 2013, 2012 and 2011, respectively; a reclassification of Card Member bankruptcy reserves of $4 million from other liabilities to credit reserves in 2012; and other items of $(6) million, $(10) million and $1 million for the years ended December 31, 2013, 2012 and 2011, respectively.
(e)	The Company presents a net write-off rate based on principal losses only (i.e., excluding interest and/or fees) to be consistent with industry convention. In addition, because the Company’s practice is to include uncollectible interest and/or fees as part of its total provision for losses, a net write-off rate including principal, interest and/or fees is also presented.
(f)	Refer to the following table for the calculation of net interest yield on Card Member loans, a non-GAAP measure, net interest income divided by average loans, a GAAP measure, and the Company’s rationale for presenting net interest yield on Card Member loans.

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

TABLE 8: NET INTEREST YIELD ON CARD MEMBER LOANS

Years Ended December 31, (Millions, except percentages and where indicated)	2013	2012	2011

Net interest income	$5,047	$4,628	$4,376
Exclude:
Interest expense not attributable to the Company’s Card Member loan portfolio	1,181	1,366	1,445
Interest income not attributable to the Company’s Card Member loan portfolio	(361)	(401)	(476)

Adjusted net interest income(a)	$5,867	$5,593	$5,345

Average loans (billions)	$63.3	$61.5	$59.1
Exclude:
Unamortized deferred card fees, net of direct acquisition costs of Card Member loans, and other (billions)	(0.3)	(0.2)	(0.1)

Adjusted average loans (billions)(a)	$63.0	$61.3	$59.0

Net interest income divided by average loans	8.0%	7.5%	7.4%
Net interest yield on Card Member loans(a)	9.3%	9.1%	9.1%

(a)	Adjusted average loans, adjusted net interest income and net interest yield on Card Member loans are non-GAAP measures. The Company believes adjusted net interest income and adjusted average loans are useful to investors because they are components of net interest yield on Card Member loans, which provides a measure of profitability of the Company’s Card Member loan portfolio.

BUSINESS SEGMENT RESULTS OVERVIEW

The Company considers a combination of factors when evaluating the composition of its reportable operating segments, including the results reviewed by the chief operating decision maker, economic characteristics, products and services offered, classes of customers, product distribution channels, geographic considerations (primarily U.S. versus non-U.S.) and regulatory environment considerations. Refer to Note 25 of the Consolidated Financial Statements for additional discussion of the products and services by segment.

Results of the business segments essentially treat each segment as a stand-alone business. The management reporting process that derives these results allocates revenue and expense using various methodologies as described below.

Refer to the “Glossary of Selected Terminology” for the definitions of certain key terms and related information appearing in this section.

TOTAL REVENUES NET OF INTEREST EXPENSE

The Company allocates discount revenue and certain other revenues among segments using a transfer pricing methodology. Within the USCS, ICS and GCS segments, discount revenue reflects the issuer component of the overall discount revenue generated by each segment’s Card Members; within the GNMS segment, discount revenue reflects the network and acquirer component of the overall discount revenue. Net card fees and travel commissions and fees are directly attributable to the segment in which they are reported.

Interest and fees on loans and certain investment income is directly attributable to the segment in which it is reported. Interest expense reflects an allocated funding cost based on a combination of segment funding requirements and internal funding rates.

PROVISIONS FOR LOSSES

The provisions for losses are directly attributable to the segment in which they are reported.

EXPENSES

Marketing and promotion expenses are reflected in each segment based on actual expenses incurred, with the exception of brand advertising, which is primarily reflected in the GNMS and USCS segments. Rewards and Card Member services expenses are reflected in each segment based on actual expenses incurred within each segment.

Salaries and employee benefits and other operating expenses reflect expenses such as professional services, occupancy and equipment and communications incurred directly within each segment. In addition, expenses related to the Company’s support services, such as technology costs, are allocated to each segment primarily based on support service activities directly attributable to the segment. Other overhead expenses, such as staff group support functions, are allocated from Corporate & Other to the other segments based on a mix of each segment’s direct consumption of services and relative level of pretax income.

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

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

U.S. CARD SERVICES SEGMENT

TABLE 9: USCS SELECTED INCOME STATEMENT DATA

Years Ended December 31, (Millions, except percentages)	2013	2012	2011	Change 2013 vs. 2012		Change 2012 vs. 2011

Revenues
Discount revenue, net card fees and other	$12,123	$11,469	$10,804	$654	6%	$665	6%

Interest income	5,565	5,342	5,074	223	4	268	5
Interest expense	693	765	807	(72)	(9)	(42)	(5)

Net interest income	4,872	4,577	4,267	295	6	310	7

Total revenues net of interest expense	16,995	16,046	15,071	949	6	975	6
Provisions for losses	1,417	1,429	687	(12)	(1)	742	#

Total revenues net of interest expense after provisions for losses	15,578	14,617	14,384	961	7	233	2

Expenses
Marketing, promotion, rewards and Card Member services	6,825	6,552	6,593	273	4	(41)	(1)
Salaries and employee benefits and other operating expenses	3,759	3,996	3,662	(237)	(6)	334	9

Total expenses	10,584	10,548	10,255	36	—	293	3

Pretax segment income	4,994	4,069	4,129	925	23	(60)	(1)
Income tax provision	1,801	1,477	1,449	324	22	28	2

Segment income	$3,193	$2,592	$2,680	$601	23%	$(88)	(3)%

Effective tax rate	36.1%	36.3%	35.1%

#	Denotes a variance greater than 100 percent.

USCS issues a wide range of card products and services to consumers and small businesses in the U.S., and provides consumer travel services to Card Members and other consumers.

TOTAL REVENUES NET OF INTEREST EXPENSE

Discount revenue, net card fees and other revenues increased $654 million or 6 percent in 2013 as compared to the prior year, primarily due to higher discount revenue, resulting from billed business growth, and higher net card fees, partially offset by higher Card Member reimbursements within other revenue. Billed business increased 8 percent in 2013 as compared to the prior year, primarily driven by a 5 percent increase in average spending per proprietary basic card and 4 percent higher cards-in-force.

Interest income increased $223 million or 4 percent in 2013 as compared to the prior year, primarily due to a 4 percent increase in average Card Member loans and higher net interest yield on Card Member loans as compared to the prior year.

Interest expense decreased $72 million or 9 percent in 2013 as compared to the prior year, due to a lower cost of funds, partially offset by higher average Card Member receivable and loan balances.

Total revenues net of interest expense increased $975 million or 6 percent in 2012 as compared to the prior year, primarily driven by higher discount revenue, increased net interest income, higher other revenues and higher net card fees.

PROVISIONS FOR LOSSES

Provisions for losses decreased $12 million or 1 percent in 2013 as compared to the prior year.

Provisions for losses increased $742 million or over 100 percent in 2012 as compared to the prior year, primarily reflecting a smaller reserve release in 2012 than in 2011, partially offset by lower net write-offs in 2012.

Refer to Table 10 for the lending and charge card write-off rates for 2013, 2012 and 2011.

EXPENSES

Marketing, promotion, rewards and Card Member services expenses increased $273 million or 4 percent in 2013 as compared to the prior year, primarily reflecting higher marketing and promotion expenses and higher Card Member rewards in 2013. Card Member rewards expenses increased $78 million or 2 percent in 2013 as compared to 2012. The increase reflects higher co-brand rewards expenses of $265 million, primarily related to higher spending volumes, partially offset by a decrease in Membership Rewards expenses of $187 million. The 2013 decrease in Membership Rewards expenses resulted primarily from an increase in expenses relating to higher new points earned which was more than offset by a decrease in expenses related to the liability for Membership Rewards points earned by Card Members but not redeemed. This decrease includes the impact of a $317 million prior year expense relating to enhancements made to the U.S. URR estimation process which was partially offset by a net increase in expenses related to slower average declines in the WAC per point assumption and slower average growth in the URR as compared to the prior year.

Marketing, promotion, rewards and Card Member services expenses decreased $41 million or 1 percent in 2012 as compared to the prior year, due to lower marketing, promotion and rewards expenses, partially offset by higher Card Member services expenses. Card Member rewards expenses decreased $33 million or 1 percent in 2012 as compared to 2011. The decrease reflects higher co-brand rewards expenses of $75 million, primarily relating to higher spending volumes, which was more than offset by a decrease in Membership Rewards expenses of $108 million. The 2012 decrease in Membership Rewards expenses resulted primarily from an increase in expenses relating to higher new points earned which was more than offset by a decrease in expenses related to the liability for Membership Rewards points earned by Card Members but not yet redeemed. This decrease includes the aforementioned enhancements to the U.S. URR estimation process of $317 million recognized in 2012 which was more than offset by a $188 million expense relating to enhancements to the U.S. URR estimation process in 2011 and a decrease in expenses related to slower average URR growth and favorable changes in the WAC per point assumption.

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

Salaries and employee benefits and other operating expenses decreased $237 million or 6 percent in 2013 as compared to the prior year, reflecting lower Card Member reimbursement costs, as compared to the prior year. The 2013 decrease also reflects the restructuring charge in the fourth quarter of 2012. Salaries and employee benefits and other operating expenses increased $334 million or 9 percent in 2012 as compared to the prior year, primarily driven by higher other operating expenses related to Card Member reimbursement costs, an increase in expenses related to higher costs associated with hedging the Company’s fixed rate debt exposures and higher restructuring charges.

INCOME TAXES

The tax rate in all periods reflects the benefits from the resolution of certain prior years’ tax items and the relationship of recurring permanent tax benefits to varying levels of pretax income.

TABLE 10: USCS SELECTED STATISTICAL INFORMATION

As of or for the Years Ended December 31, (Millions, except percentages and where indicated)	2013	2012	2011	Change 2013 vs. 2012	Change 2012 vs. 2011

Card billed business (billions)	$501.0	$462.3	$424.3	8%	9%
Total cards-in-force	43.7	42.2	40.9	4	3
Basic cards-in-force	32.5	31.3	30.4	4	3
Average basic Card Member spending (dollars)*	$15,689	$14,986	$14,124	5	6
U.S. Consumer Travel:
Travel sales	$3,967	$4,042	$3,603	(2)	12
Travel commissions and fees/sales	7.1%	7.6%	8.3%
Total segment assets (billions)	$103.5	$98.3	$97.8	5	1
Segment capital	$9,269	$8,714	$8,804	6	(1)
Return on average segment capital(a)	35.6%	28.8%	33.0%
Return on average tangible segment capital(a)	37.0%	30.1%	34.8%

Card Member receivables:
Total receivables (billions)	$21.8	$21.1	$20.6	3	2
30 days past due as a % of total	1.6%	1.8%	1.9%
Average receivables (billions)	$20.6	$19.8	$18.8	4	5
Net write-off rate – principal only(b)	1.7%	1.9%	1.7%
Net write-off rate – principal, interest and fees(b)	1.9%	2.1%	1.9%

Card Member loans:
Total loans (billions)	$58.4	$56.0	$53.7	4%	4%
30 days past due loans as a % of total	1.1%	1.2%	1.4%
Net write-off rate – principal only(b)	1.8%	2.1%	2.9%
Net write-off rate – principal, interest and fees(b)	2.0%	2.3%	3.2%
Calculation of Net Interest Yield on Card Member Loans:
Net interest income	$4,872	$4,577	$4,267
Exclude:
Interest expense not attributable to the Company’s Card Member loan portfolio	183	204	233
Interest income not attributable to the Company’s Card Member loan portfolio	(9)	(9)	(10)

Adjusted net interest income(c)	$5,046	$4,772	$4,490
Average loans (billions)	$54.7	$52.8	$50.3
Exclude:
Unamortized deferred card fees, net of direct acquisition costs of Card Member loans (billions)	—	—	—

Adjusted average loans (billions)(c)	$54.7	$52.8	$50.3
Net interest income divided by average loans	8.9%	8.7%	8.5%
Net interest yield on Card Member loans(c)	9.2%	9.0%	8.9%

*	Proprietary cards only.
(a)	Return on average segment capital is calculated by dividing (i) one-year period segment income ($3.2 billion, $2.6 billion and $2.7 billion for 2013, 2012 and 2011, respectively) by (ii) one-year average segment capital ($9.0 billion for both 2013 and 2012 and $8.1 billion for 2011). Return on average tangible segment capital, a non-GAAP measure, is computed in the same manner as return on average segment capital except the computation of average tangible segment capital, a non-GAAP measure, excludes from average segment capital average goodwill and other intangibles of $334 million, $379 million and $425 million as of December 31, 2013, 2012 and 2011, respectively. The Company believes return on average tangible segment capital is a useful measure of the profitability of its business.
(b)	Refer to Table 7 footnote (e) on page 24.
(c)	Adjusted net interest income, adjusted average loans and net interest yield on Card Member loans are non-GAAP measures. Refer to “Glossary of Selected Terminology” for the definitions of these terms. The Company believes adjusted net interest income and adjusted average loans are useful to investors because they are components of net interest yield on Card Member loans, which provides a measure of profitability of the Company’s Card Member loan portfolio.

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

INTERNATIONAL CARD SERVICES SEGMENT

TABLE 11: ICS SELECTED INCOME STATEMENT DATA

Years Ended December 31, (Millions, except percentages)	2013	2012	2011	Change 2013 vs. 2012		Change 2012 vs. 2011

Revenues
Discount revenue, net card fees and other	$4,644	$4,561	$4,470	$83	2%	$91	2%

Interest income	1,118	1,147	1,195	(29)	(3)	(48)	(4)
Interest expense	361	402	426	(41)	(10)	(24)	(6)

Net interest income	757	745	769	12	2	(24)	(3)

Total revenues net of interest expense	5,401	5,306	5,239	95	2	67	1
Provisions for losses	444	330	268	114	35	62	23

Total revenues net of interest expense after provisions for losses	4,957	4,976	4,971	(19)	—	5	—

Expenses
Marketing, promotion, rewards and Card Member services	2,013	1,927	1,857	86	4	70	4
Salaries and employee benefits and other operating expenses	2,301	2,390	2,352	(89)	(4)	38	2

Total expenses	4,314	4,317	4,209	(3)	—	108	3

Pretax segment income	643	659	762	(16)	(2)	(103)	(14)
Income tax provision	12	25	39	(13)	(52)	(14)	(36)

Segment income	$631	$634	$723	$(3)	—%	$(89)	(12)%

Effective tax rate	1.9%	3.8%	5.1%

ICS issues proprietary consumer and small business cards outside the U.S.

TOTAL REVENUES NET OF INTEREST EXPENSE

Discount revenue, net card fees and other revenues increased $83 million or 2 percent in 2013 as compared to the prior year, primarily due to an increase in net card fees, as well as higher Loyalty Partner commissions and fees and foreign exchange conversion fee revenue. Excluding the impact of changes in foreign exchange rates, discount revenue, net card fees and other revenues increased 6 percent in 2013 as compared to the prior year.3

Billed business increased 2 percent in 2013 as compared to the prior year, primarily reflecting an increase in average spending per proprietary basic card. Excluding the impact of changes in foreign exchange rates, billed business increased 6 percent in 2013 as compared to the prior year. Refer to Table 6 for additional information on billed business by region.

Interest income decreased $29 million or 3 percent in 2013 as compared to the prior year, primarily due to lower average Card Member loans as well as charges related to Card Member reimbursements in 2013. Excluding the impact of changes in foreign exchange rates, interest income increased 1 percent in 2013 as compared to the prior year.3

Interest expense decreased $41 million or 10 percent in 2013 as compared to the prior year, reflecting a lower cost of funds. Excluding the impact of changes in foreign exchange rates, interest expense decreased 6 percent in 2013 as compared to the prior year.3

Total revenues net of interest expense increased $67 million or 1 percent in 2012 as compared to the prior year, primarily due to higher discount revenue, net card fees and other revenues, partially offset by lower net interest income.

PROVISIONS FOR LOSSES

Provisions for losses increased $114 million or 35 percent in 2013 as compared to the prior year, primarily driven by a higher provision for both charge cards and Card Member loans. The increase in charge card provision reflects higher average receivables resulting in higher net write-offs and a reserve build in 2013. The increase in Card Member loans provision reflects a lower reserve release compared to the prior year, partially offset by lower net write-offs. Excluding the impact of changes in foreign exchange rates, provisions for losses increased 38 percent in 2013 as compared to the prior year.3

Provisions for losses increased $62 million or 23 percent in 2012 as compared to the prior year, primarily driven by higher Card Member loans provision due to lower reserve releases in 2012, partially offset by lower charge card provision and lower Card Member lending net write-off rates.

Refer to Table 12 for the lending and charge write-off rates for 2013, 2012 and 2011.

EXPENSES

Marketing, promotion, rewards and Card Member services expenses increased $86 million or 4 percent in 2013 as compared to the prior year, driven primarily by higher Card Member rewards expenses, which includes a charge related to a change in the International Membership Rewards URR estimation process for certain international countries, as well as higher marketing and promotion expenses. Excluding the impact of changes in foreign exchange rates, marketing, promotion, rewards and Card Member services expenses increased 8 percent in 2013 as compared to the prior year.3 Marketing, promotion, rewards and Card Member services expenses increased $70 million or 4 percent in 2012 as compared to the prior year, driven by higher volume-related rewards costs and co-brand expenses and higher Card Member services expenses, partially offset by lower marketing and promotion expenses.

[3]	Refer to footnote 2 on page 19 relating to changes in foreign exchange rates.

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

Salaries and employee benefits and other operating expenses decreased $89 million or 4 percent in 2013 as compared to the prior year, primarily driven by lower salaries and employee benefits, as well as lower other operating expenses reflecting the restructuring charge in the fourth quarter of 2012. Excluding the impact of changes in foreign exchange rates, salaries and employee benefits and other operating expenses decreased 1 percent in 2013 as compared to the prior year.4 Salaries and employee benefits and other operating expenses increased $38 million or 2 percent in 2012 as compared to the prior year, primarily due to higher restructuring charges, partially offset by lower other operating expenses.

[4]	Refer to footnote 2 on page 19 relating to changes in foreign exchange rates.

INCOME TAXES

The effective tax rate in all periods reflects the recurring permanent tax benefit related to the segment’s ongoing funding activities outside the U.S., which is allocated to ICS under the Company’s internal tax allocation process. The effective tax rate for 2013 also reflects the allocated share of tax benefits related to the resolution of certain prior years’ items and the effective tax rate for 2012 and 2011 reflects the allocated share of tax benefits related to the realization of certain foreign tax credits. In addition, the effective tax rate in each of the periods reflects the impact of recurring permanent tax benefits on varying levels of pretax income.

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

TABLE 12: ICS SELECTED STATISTICAL INFORMATION

As of or for the Years Ended December 31, (Millions, except percentages and where indicated)	2013	2012	2011	Change 2013 vs. 2012	Change 2012 vs. 2011

Card billed business (billions)	$131.7	$128.9	$124.2	2%	4%
Total cards-in-force	15.7	15.6	15.3	1	2
Basic cards-in-force	10.7	10.6	10.5	1	1
Average basic Card Member spending (dollars)*	$12,429	$12,221	$11,935	2	2
International Consumer Travel:
Travel sales	$1,420	$1,372	$1,324	3	4
Travel commissions and fees/sales	6.9%	7.2%	7.8%
Total segment assets (billions)	$31.1	$31.8	$29.1	(2)	9
Segment capital	$3,132	$2,875	$2,840	9	1
Return on average segment capital(a)	20.9%	21.8%	25.8%
Return on average tangible segment capital(a)	38.8%	43.0%	49.8%

Card Member receivables:
Total receivables (billions)	$7.8	$7.8	$7.2	—	8
90 days past billing as a % of total	1.1%	0.9%	0.9%
Net loss ratio (as a % of charge volume)	0.20%	0.16%	0.15%

Card Member loans:
Total loans (billions)	$8.8	$9.2	$8.9	(4)%	3%
30 days past due loans as a % of total	1.4%	1.5%	1.7%
Net write-off rate – principal only(b)	1.9%	1.9%	2.7%
Net write-off rate – principal, interest and fees(b)	2.3%	2.4%	3.3%
Calculation of Net Interest Yield on Card Member Loans:
Net interest income	$757	$745	$769
Exclude:
Interest expense not attributable to the Company’s Card Member loan portfolio	93	102	125
Interest income not attributable to the Company’s Card Member loan portfolio	(29)	(25)	(38)

Adjusted net interest income(c)	$821	$822	$856
Average loans (billions)	$8.5	$8.7	$8.8
Exclude:
Unamortized deferred card fees, net of direct acquisition costs of Card Member loans, and other (billions)	(0.2)	(0.2)	(0.1)

Adjusted average loans (billions)(c)	$8.3	$8.5	$8.7
Net interest income divided by average loans	8.9%	8.5%	8.8%
Net interest yield on Card Member loans(c)	9.9%	9.6%	9.9%

*	Proprietary cards only.
(a)	Return on average segment capital is calculated by dividing (i) one-year period segment income ($631 million, $634 million and $723 million for 2013, 2012 and 2011, respectively) by (ii) one-year average segment capital ($3.0 billion, $2.9 billion and $2.8 billion for 2013, 2012 and 2011, respectively). Return on average tangible segment capital, a non-GAAP measure, is computed in the same manner as return on average segment capital except the computation of average tangible segment capital, a non-GAAP measure, excludes from average segment capital average goodwill and other intangibles of $1.4 billion at both December 31, 2013 and 2012 and $1.3 billion as of December 31, 2011. The Company believes return on average tangible segment capital is a useful measure of the profitability of its business.
(b)	Refer to Table 7 footnote (e) on page 24.
(c)	Adjusted net interest income, adjusted average loans and net interest yield on Card Member loans are non-GAAP measures. The Company believes adjusted net interest income and adjusted average loans are useful to investors because they are components of net interest yield on Card Member loans, which provides a measure of profitability of the Company’s Card Member loan portfolio.

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

GLOBAL COMMERCIAL SERVICES SEGMENT

TABLE 13: GCS SELECTED INCOME STATEMENT DATA

Years Ended December 31, (Millions, except percentages)	2013	2012	2011	Change 2013 vs. 2012		Change 2012 vs. 2011

Revenues
Discount revenue, net card fees and other	$5,085	$4,995	$4,880	$90	2%	$115	2%

Interest income	13	11	9	2	18	2	22
Interest expense	245	257	264	(12)	(5)	(7)	(3)

Net interest expense	(232)	(246)	(255)	(14)	(6)	(9)	(4)

Total revenues net of interest expense	4,853	4,749	4,625	104	2	124	3
Provisions for losses	159	136	76	23	17	60	79

Total revenues net of interest expense after provisions for losses	4,694	4,613	4,549	81	2	64	1

Expenses
Marketing, promotion, rewards and Card Member services	604	579	547	25	4	32	6
Salaries and employee benefits and other operating expenses	2,846	3,074	2,927	(228)	(7)	147	5

Total expenses	3,450	3,653	3,474	(203)	(6)	179	5

Pretax segment income	1,244	960	1,075	284	30	(115)	(11)
Income tax provision	384	316	337	68	22	(21)	(6)

Segment income	$860	$644	$738	$216	34%	$(94)	(13)%

Effective tax rate	30.9%	32.9%	31.3%

GCS offers global corporate payment and travel-related products and services to large and mid-sized companies.

TOTAL REVENUES NET OF INTEREST EXPENSE

Discount revenue, net card fees, and other revenues increased $90 million or 2 percent in 2013 as compared to the prior year, primarily due to higher discount revenue resulting from an increased level of Card Member spending and higher other commissions and fees. Billed business increased 5 percent in 2013 as compared to the prior year, primarily driven by a 5 percent increase in average spending per proprietary basic card. Billed business volume increased 8 percent within the U.S. and 2 percent outside the U.S.

Net interest expense decreased $14 million or 6 percent in 2013 as compared to the prior year, primarily driven by a lower cost of funds, partially offset by increased funding requirements due to higher average Card Member receivable balances. Excluding the impact of changes in foreign exchange rates, net interest expense decreased 3 percent for 2013 as compared to the prior year.5

Total revenues net of interest expense increased $124 million or 3 percent in 2012 as compared to the prior year, primarily due to higher discount revenue, net card fees, and other revenues.

PROVISIONS FOR LOSSES

Provisions for losses increased $23 million or 17 percent in 2013 as compared to the prior year, primarily reflecting higher average Card Member receivables resulting in higher net write-offs, partially offset by a lower reserve build compared to the prior year. Provisions for losses increased $60 million or 79 percent in 2012 as compared to the prior year, reflecting a change in estimate for certain credit reserves that resulted in higher reserve releases in 2011. Refer to Table 14 for the charge card net loss ratio as a percentage of charge volume.

EXPENSES

Marketing, promotion, rewards and Card Member services expenses increased $25 million or 4 percent in 2013 as compared to the prior year, primarily reflecting higher rewards costs related to higher volumes and an enhancement in the International Membership Rewards URR estimation process. Marketing, promotion, rewards and Card Member services expenses increased $32 million or 6 percent in 2012 as compared to the prior year, primarily due to a $25 million charge related to a change in the U.S. Membership Rewards URR estimation process.

Salaries and employee benefits and other operating expenses decreased $228 million or 7 percent in 2013 as compared to the prior year, primarily due to higher restructuring costs in 2012, as well as lower payroll and benefit costs in 2013. Salaries and employee benefits and other operating expenses increased $147 million or 5 percent in 2012 as compared to the prior year, primarily driven by higher restructuring charges and other operating expenses.

INCOME TAXES

The effective tax rate for 2013 reflects the reversal of a valuation allowance related to deferred tax assets associated with certain of the Company’s non-U.S. business travel operations, as well as the allocated share of tax benefits related to the resolution of certain prior years’ tax items. Based on management’s intent to reorganize its business travel operations through the creation of a joint venture, it is more likely than not that future taxable income will be sufficient to support the realization of the benefit of the associated non-US deferred tax assets.

[5]	Refer to footnote 2 on page 19, relating to changes in foreign exchange rates.

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

The effective tax rate for 2012 and 2011 reflects the allocated share of tax benefits related to the realization of certain foreign tax credits. The effective tax rate for 2012 also reflects the impact of a valuation allowance primarily related to restructuring charges associated with certain non-U.S. travel operations.

TABLE 14: GCS SELECTED STATISTICAL INFORMATION

As of or for the Years Ended December 31, (Millions, except percentages and where indicated)	2013	2012	2011	Change 2013 vs. 2012	Change 2012 vs. 2011

Card billed business (billions)	$175.4	$166.4	$154.2	5%	8%
Total cards-in-force	7.1	7.0	7.0	1	—
Basic cards-in-force	7.1	7.0	7.0	1	—
Average basic Card Member spending (dollars)*	$24,924	$23,737	$21,898	5	8
Global Corporate Travel:
Travel sales	$18,869	$18,894	$19,618	—	(4)
Travel commissions and fees/sales	8.1%	8.1%	8.0%
Total segment assets (billions)	$19.2	$18.9	$18.8	2	1
Segment capital	$3,688	$3,625	$3,564	2	2
Return on average segment capital(a)	23.6%	17.6%	20.4%
Return on average tangible segment capital(a)	45.8%	35.1%	42.1%
Card Member receivables:
Total receivables (billions)	$14.4	$13.7	$12.8	5%	7%
90 days past billing as a % of total	0.9%	0.8%	0.8%
Net loss ratio (as a % of charge volume)	0.08%	0.06%	0.06%

*	Proprietary cards only.
(a)	Return on average segment capital is calculated by dividing (i) one-year period segment income ($860 million, $644 million and $738 million for 2013, 2012 and 2011, respectively) by (ii) one-year average segment capital ($3.6 billion for each of 2013, 2012 and 2011). Return on average tangible segment capital, a non-GAAP measure, is computed in the same manner as return on average segment capital except the computation of average tangible segment capital, a non-GAAP measure, excludes from average segment capital average goodwill and other intangibles of $1.8 billion at both December 31, 2013 and 2012 and $1.9 billion at December 31, 2011. The Company believes return on average tangible segment capital is a useful measure of the profitability of its business.

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

GLOBAL NETWORK & MERCHANT SERVICES SEGMENT

TABLE 15: GNMS SELECTED INCOME STATEMENT DATA

Years Ended December 31, (Millions, except percentages)	2013	2012	2011	Change 2013 vs. 2012		Change 2012 vs. 2011

Revenues
Discount revenue, net card fees and other	$5,229	$5,005	$4,713	$224	4%	$292	6%

Interest income	32	23	5	9	39	18	#
Interest expense	(252)	(243)	(224)	(9)	4	(19)	8

Net interest income	284	266	229	18	7	37	16

Total revenues net of interest expense	5,513	5,271	4,942	242	5	329	7
Provisions for losses	69	74	75	(5)	(7)	(1)	(1)

Total revenues net of interest expense after provisions for losses	5,444	5,197	4,867	247	5	330	7

Expenses
Marketing, promotion, rewards and Card Member services	704	744	755	(40)	(5)	(11)	(1)
Salaries and employee benefits and other operating expenses	2,271	2,234	2,133	37	2	101	5

Total expenses	2,975	2,978	2,888	(3)	—	90	3

Pretax segment income	2,469	2,219	1,979	250	11	240	12
Income tax provision	894	776	686	118	15	90	13

Segment income	$1,575	$1,443	$1,293	$132	9%	$150	12%

Effective tax rate	36.2%	35.0%	34.7%

#	Denotes a variance greater than 100 percent.

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

TOTAL REVENUES NET OF INTEREST EXPENSE

Discount revenue, net card fees and other revenues increased $224 million or 4 percent in 2013 as compared to the prior year. The increase primarily reflects higher merchant-related revenues, driven by a 7 percent increase in global card billed business, as well as higher GNS revenues.

The interest expense credit increased $9 million or 4 percent in 2013 as compared to the prior year, reflecting the Company’s internal transfer pricing and funding rates, which results in a net benefit for GNMS due to its merchant payables.

Total revenues net of interest expense increased $329 million or 7 percent in 2012 as compared to the prior year, primarily due to higher discount revenue, net card fees and other revenues and higher net interest income.

PROVISIONS FOR LOSSES

Provisions for losses decreased $5 million or 7 percent in 2013 as compared to the prior year. Provisions for losses decreased $1 million or 1 percent in 2012 as compared to the prior year.

EXPENSES

Marketing, promotion, rewards and Card Member services expenses decreased $40 million or 5 percent in 2013 as compared to 2012 and $11 million or 1 percent in 2012 compared to 2011. The decrease in both years reflects lower marketing and promotion expenses.

Salaries and employee benefits and other operating expenses increased $37 million or 2 percent in 2013 as compared to the prior year, primarily reflecting increased other operating expenses related to the proposed merchant litigation settlement, partially offset by decreases in professional services and salary and employee benefits. Salaries and employee benefits and other operating expenses increased $101 million or 5 percent in 2012 as compared to the prior year, primarily due to higher professional services costs and increases in salary and employee benefits costs, partially offset by other operating expenses.

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

TABLE 16: GNMS SELECTED STATISTICAL INFORMATION

As of or for the Years Ended December 31, (Millions, except percentages and where indicated)	2013	2012	2011	Change 2013 vs. 2012	Change 2012 vs. 2011

Global Worldwide Card billed business (billions)	$952.4	$888.4	$822.2	7%	8%
Global Network & Merchant Services:
Total segment assets (billions)	$17.1	$16.5	$17.8	4	(7)
Segment capital	$1,952	$2,048	$2,037	(5)	1
Return on average segment capital(a)	76.8%	68.6%	66.3%
Return on average tangible segment capital(a)	84.9%	75.9%	74.3%
Global Network Services:
Card billed business (billions)	$144.1	$128.8	$116.8	12	10
Total cards-in-force	40.7	37.6	34.2	8%	10%

(a)	Return on average segment capital is calculated by dividing (i) one-year period segment income ($1.6 billion, $1.4 billion and $1.3 billion for 2013, 2012 and 2011, respectively) by (ii) one-year average segment capital ($2.1 billion for both 2013 and 2012 and $1.9 billion for 2011). Return on average tangible segment capital, a non-GAAP measure, is computed in the same manner as return on average segment capital except the computation of average tangible segment capital, a non-GAAP measure, excludes from average segment capital average goodwill and other intangibles of $195 million, $203 million and $209 million as of December 31, 2013, 2012 and 2011, respectively. The Company believes return on average tangible segment capital is a useful measure of the profitability of its business.

CORPORATE & OTHER

Corporate functions and auxiliary businesses, including the Company’s EGG (including Global Payment Options) and other Company operations, are included in Corporate & Other.

Corporate & Other had net after-tax expense of $900 million, $831 million and $535 million in 2013, 2012 and 2011, respectively. The increase in net after-tax expense for 2013 was primarily a result of favorable effects in 2012 of revised estimates of the liability for uncashed Travelers Cheques in certain international countries, as well as higher tax expenses in the current year. The 2013 increase was partially offset by the impact of restructuring costs in 2012.

The increase in net after-tax expense in 2012 was primarily a result of the loss of after-tax income related to the MasterCard and Visa settlements of $186 million and $172 million, respectively which ended in the fourth quarter of 2011, as well as an increase in restructuring costs. The 2012 increase was partially offset by higher gains on sales of investment securities and the aforementioned favorable effects of revised estimates of the liability for uncashed international Travelers Cheques.

Results for all periods disclosed also included net interest expense related to maintaining the liquidity pool discussed in “Consolidated Capital Resources and Liquidity — Liquidity Management”, as well as interest expense related to other corporate indebtedness.

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

CONSOLIDATED CAPITAL RESOURCES AND LIQUIDITY

The Company’s balance sheet management objectives are to maintain:

•	A solid and flexible equity capital profile;

•	A broad, deep and diverse set of funding sources to finance its assets and meet operating requirements; and

•

Liquidity programs that enable the Company to continuously meet expected future financing obligations and business requirements for at least a 12-month period, even in the event it is unable to continue to raise new funds under its traditional funding programs during a substantial weakening in economic conditions.

CAPITAL STRATEGY

The Company’s objective is to retain sufficient levels of capital generated through earnings and other sources to maintain a solid equity capital base and to provide flexibility to support future business growth. The Company believes capital allocated to growing businesses with a return on risk-adjusted equity in excess of its costs will generate shareholder value.

The level and composition of the Company’s consolidated capital position are determined through the Company’s internal capital adequacy assessment process, which reflects its business activities, as well as marketplace conditions and requirements or expectations of credit rating agencies, regulators and shareholders, among others. The Company’s consolidated capital position is also influenced by subsidiary capital requirements. The Company, as a bank holding company, is also subject to regulatory requirements administered by the U.S. federal banking agencies. The Federal Reserve has established specific capital adequacy guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items.

The Company currently calculates and reports its capital ratios under the standards commonly referred to as Basel I. The Company has adopted Basel III in certain non-U.S. jurisdictions and is currently taking steps toward Basel III advanced approaches implementation in the U.S. As an advanced approaches institution, the Company will report its 2014 capital ratios using Basel III capital definitions and Basel I risk-weighted assets. Beginning in 2015, the Company will report its capital ratios under the Basel III standardized approach to risk-weighted assets.

During 2014, the Company will begin reporting its capital adequacy standards on a parallel basis to its regulators under Basel requirements for an advanced approaches institution. The parallel period will continue until the Company receives regulatory approval to exit parallel reporting and subsequently begin publicly reporting its capital ratios using both Basel III standardized and advanced approaches.

The following table presents the regulatory risk-based capital ratios and leverage ratios for the Company and its significant bank subsidiaries, as well as additional ratios widely utilized in the marketplace, as of December 31, 2013.

TABLE 17: REGULATORY RISK-BASED CAPITAL AND LEVERAGE RATIOS

	Well- Capitalized Ratios(a)	Ratios as of December 31, 2013

Risk-Based Capital
Tier 1	6%
American Express Company		12.5%
American Express Centurion Bank		19.9
American Express Bank, FSB		15.6
Total	10
American Express Company		14.4
American Express Centurion Bank		21.2
American Express Bank, FSB		17.7
Tier 1 Leverage	5%
American Express Company		10.9
American Express Centurion Bank		19.0
American Express Bank, FSB		17.5
Common Equity to Risk- Weighted Assets
American Express Company		15.1
Tier 1 Common Risk-Based(b)
American Express Company		12.5
Tangible Common Equity to Risk-Weighted Assets(b)
American Express Company		12.0%

(a)	As defined by the Federal Reserve.
(b)	Refer to page 36 for a reconciliation of Tier 1 common equity and tangible common equity, both non-GAAP measures.

The following provides definitions for the Company’s regulatory risk-based capital ratios and leverage ratio, which are calculated as per standard regulatory guidance, if applicable:

Risk-Weighted Assets — Assets are weighted for risk according to a formula used by the Federal Reserve to conform to capital adequacy guidelines. On- and off-balance sheet items are weighted for risk, with off-balance sheet items converted to balance sheet equivalents, using risk conversion factors, before being allocated a risk-adjusted weight. The off-balance sheet items comprise a minimal part of the overall calculation. Risk-weighted assets under Basel I as of December 31, 2013 were $129.5 billion.

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

Tier 1 Risk-Based Capital Ratio — The Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets. Tier 1 capital is the sum of common shareholders’ equity, certain perpetual preferred stock (not applicable to the Company), and non-controlling interests in consolidated subsidiaries, adjusted for ineligible goodwill and intangible assets, as well as certain other comprehensive income items as follows: net unrealized gains/losses on securities and derivatives, and net unrealized pension and other postretirement benefit losses, all net of tax. Tier 1 capital as of December 31, 2013 was $16.2 billion. This ratio is commonly used by regulatory agencies to assess a financial institution’s financial strength. Tier 1 capital is the primary form of capital used to absorb losses beyond current loss accrual estimates.

Total Risk-Based Capital Ratio — The total risk-based capital ratio is calculated as the sum of Tier 1 capital and Tier 2 capital, divided by risk-weighted assets. Tier 2 capital is the sum of the allowance for receivable and loan losses (limited to 1.25 percent of risk-weighted assets) and 45 percent of the unrealized gains on equity securities, plus a $750 million subordinated hybrid security, for which the Company received approval from the Federal Reserve for treatment as Tier 2 capital. Tier 2 capital as of December 31, 2013 was $2.4 billion. The $750 million subordinated hybrid security is not expected to meet the requirements of Tier 2 capital under Basel III, and will begin to be transitioned out of capital beginning in 2014. See “Basel III” below.

Tier 1 Leverage Ratio — The Tier 1 leverage ratio is calculated by dividing Tier 1 capital by the Company’s average total consolidated assets for the most recent quarter. Average total consolidated assets as of December 31, 2013 were $148.6 billion.

The following provides definitions for capital ratios widely used in the marketplace, although they may be calculated differently by different companies:

Tier 1 Common Risk-Based Capital Ratio — The Tier 1 common risk-based capital ratio is calculated as Tier 1 common equity, a non-GAAP measure, divided by risk-weighted assets. Tier 1 common equity is calculated by reference to total shareholders’ equity as shown below:

TABLE 18: TOTAL TIER 1 COMMON EQUITY

(Billions)	December 31, 2013

Total shareholders’ equity	$19.5
Net effect of certain items in accumulated other comprehensive loss excluded from Tier 1 common equity	0.4
Less: Ineligible goodwill and intangible assets	(3.5)
Less: Ineligible deferred tax assets	(0.2)

Total Tier 1 common equity	$16.2

The Company believes the Tier 1 common risk-based capital ratio is useful because it can be used to assess and compare the quality and composition of the Company’s capital with the capital of other financial services companies. Moreover, Basel III includes measures that rely on the Tier 1 common risk-based capital ratio.

Common Equity and Tangible Common Equity to Risk-Weighted Assets Ratios — Common equity equals the Company’s shareholders’ equity of $19.5 billion as of December 31, 2013, and tangible common equity, a non-GAAP measure, equals common equity less goodwill and other intangibles of $4.0 billion as of December 31, 2013. The Company believes presenting the ratio of tangible common equity to risk-weighted assets is a useful measure of evaluating the strength of the Company’s capital position.

The Company seeks to maintain capital levels and ratios in excess of the minimum regulatory requirements and finance such capital in a cost efficient manner; failure to maintain minimum capital levels could affect the Company’s status as a financial holding company and cause the respective regulatory agencies to take actions that could limit the Company’s business operations.

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

The Company maintains certain flexibility to shift capital across its businesses as appropriate. For example, the Company may infuse additional capital into subsidiaries to maintain capital at targeted levels in consideration of debt ratings and regulatory requirements. These infused amounts can affect the capital profile and liquidity levels at the American Express parent company level. The Company does not currently intend or foresee a need to shift capital from non-U.S. subsidiaries with permanently reinvested earnings to a U.S. parent company.

Basel III

Basel III, when fully phased-in, will require bank holding companies and their bank subsidiaries to maintain substantially more capital than prior requirements, with a greater emphasis on common equity. The Company estimates that had Basel III been fully phased-in during 2013, its reported Tier 1 risk-based capital and Tier 1 common risk-based ratios would have been 12.2 percent, and its reported Tier 1 leverage ratio would have been 10.7 percent. As of December 31, 2013, had the Basel III rules been effective, the Company’s supplementary leverage ratio would be 9.0 percent.6 These ratios are calculated using the standardized approach for determining risk-weighted assets. As noted

[6]	The capital ratios are non-GAAP measures. The Company believes the presentation of the capital ratios is helpful to investors by showing the impact of Basel III.

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

above, the Company is currently taking steps toward Basel III advanced approaches implementation in the U.S. The Company’s $750 million subordinated hybrid security, which is presently included in Tier 2 capital (but not in Tier 1 capital), is not expected to meet the requirements of Tier 2 capital under Basel III. The disqualification of this subordinated hybrid security from Tier 2 capital will affect our total risk-based capital ratio under Basel III; however, this ratio is expected to remain well in excess of the required minimum.

The following provides definitions for capital ratios as defined by Basel III using the standardized approach. All calculations are non-GAAP measures.

Basel III Tier 1 Common Risk-Based Capital Ratio — The Basel III Tier 1 common risk-based capital ratio is calculated as adjusted Tier 1 common equity divided by adjusted risk-weighted assets.

Basel III Tier 1 Risk-Based Capital Ratio — The Basel III Tier 1 risk-based capital ratio is calculated as adjusted Tier 1 capital divided by adjusted risk-weighted assets.

The following table presents a comparison of the Company’s Tier 1 and Tier 1 common risk-based capital under Basel I to its estimated Tier 1 and Tier 1 common risk-based capital under Basel III.

TABLE 19: BASEL I VERSUS BASEL III

(Billions)	December 31, 2013

Tier 1 and Tier 1 Common Risk-Based Capital under Basel I	$16.2
Adjustments related to:
AOCI(a) for available for sale securities	0.1
Pension, other post-retirement benefit costs and other	(0.4)

Estimated Tier 1 and Tier 1 Common Risk-Based Capital under Basel III(b)	$15.9

(a)	Accumulated Other Comprehensive Income.
(b)	Estimated Basel III Tier 1 capital and Tier 1 common equity reflects the Company’s current interpretation of Basel III. The estimated Basel III Tier 1 capital and Tier 1 common equity could change if the Company’s business changes; and the estimated impact for 2013 is not necessarily indicative of the impact in future periods.

Basel III Risk-Weighted Assets — The Basel III risk-weighted assets reflect the Company’s Basel I risk-weighted assets, adjusted for the impact of the incremental risk weighting applied to deferred tax assets and significant investments in unconsolidated financial institutions, as well as exposures to past due accounts, equities and sovereigns. Basel III risk-weighted assets as of December 31, 2013 were estimated to be $130.5 billion.

Basel III Tier 1 Leverage Ratio — The Basel III Tier 1 leverage ratio is calculated by dividing Basel III Tier 1 capital by the Company’s average total consolidated assets.

Basel III Supplementary Leverage Ratio — The Basel III supplementary leverage ratio is calculated by dividing Basel III Tier 1 capital by the Company’s total assets for leverage capital purposes under Basel III. Total assets for leverage capital purposes includes adjustments for Tier 1 capital deductions, off-balance sheet derivatives, undrawn unconditionally cancellable commitments and other off-balance sheet liabilities. Total assets for leverage capital purposes as of December 31, 2013 were $176.3 billion.

SHARE REPURCHASES AND DIVIDENDS

The Company has a share repurchase program to return excess capital to shareholders. The share repurchases reduce shares outstanding and offset, in whole or part, the issuance of new shares as part of employee compensation plans.

During 2013, the Company returned approximately $5.0 billion to its shareholders in the form of dividends ($967 million) and share repurchases ($4.0 billion). The Company repurchased 55 million common shares at an average price of $72.51 in 2013. These dividend and share repurchase amounts represent approximately 81 percent of total capital generated during the year. This percentage for 2013 is significantly greater than the on average and over time target to distribute approximately 50 percent of the capital to shareholders as dividends or through the repurchases of common stock. These distribution percentages result from the strength of the Company’s capital ratios and the amount of capital it generates from net income and through employee stock plans in relation to the amount of capital required to support its organic business growth and through acquisitions.

On January 6, 2014, the Company submitted its comprehensive capital plan to the Federal Reserve. The capital plan includes an analysis of performance and capital availability under certain adverse economic assumptions. The capital plan was submitted to the Federal Reserve pursuant to its guidance on dividends and capital distributions. The Company expects a response from the Federal Reserve by March 31, 2014. In the first quarter of 2014, the Company is expected to execute share repurchases up to $1.0 billion pursuant to its capital plan that received no objections from the Federal Reserve in March 2013.

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

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

asset-liability management activities. The Company has in place a funding policy covering American Express Company and all of its subsidiaries.

The Company’s proprietary card businesses are the primary asset-generating businesses, with significant assets in both domestic and international Card Member receivable and lending activities. The Company’s financing needs are in large part a consequence of its proprietary card-issuing businesses and the maintenance of a liquidity position to support all of its business activities, such as merchant payments. The Company generally pays merchants for card transactions prior to reimbursement by Card Members and therefore funds the merchant payments during the period Card Member loans and receivables are outstanding. The Company also has additional financing needs associated with general corporate purposes, including acquisition activities.

FUNDING PROGRAMS AND ACTIVITIES

The Company meets its funding needs through a variety of sources, including direct and third-party distributed deposits and debt instruments, such as senior unsecured debentures, asset securitizations, borrowings through secured borrowing facilities and long-term committed bank borrowing facilities in certain non-U.S. regions.

The Company had the following consolidated debt and customer deposits outstanding as of December 31:

TABLE 20: SUMMARY OF CONSOLIDATED DEBT AND CUSTOMER DEPOSITS

(Billions)	2013	2012

Short-term borrowings	$5.0	$3.3
Long-term debt	55.3	59.0

Total debt	60.3	62.3
Customer deposits	41.8	39.8

Total debt and customer deposits	$102.1	$102.1

The Company seeks to raise funds to meet all of its financing needs, including seasonal and other working capital needs, while also seeking to maintain sufficient cash and readily marketable securities that are easily convertible to cash, in order to meet the scheduled maturities of all long-term funding obligations on a consolidated basis for a 12-month period. Management does not currently expect to make any significant changes to the Company’s funding programs or liquidity strategy in order to satisfy Basel III’s liquidity coverage ratio standard based upon its current understanding of the requirements.

The Company’s funding plan for the full year 2014 includes, among other sources, approximately $6.0 billion to $12.0 billion of unsecured term debt issuance and $3.0 billion to $9.0 billion of secured term debt issuance. The Company’s funding plans are subject to various risks and uncertainties, such as future business growth, the impact of global economic, political and other events on market capacity, demand for securities offered by the Company, regulatory changes, ability to securitize and sell receivables, and the performance of receivables previously sold in securitization transactions. Many of these risks and uncertainties are beyond the Company’s control.

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

TABLE 21: UNSECURED DEBT RATINGS

Credit Agency	Entity Rated	Short-Term Ratings	Long-Term Ratings	Outlook

DBRS	All rated entities	R-1 (middle)	A (high)	Stable
Fitch	All rated entities	F1	A+	Stable
Moody’s	TRS(a) and rated operating subsidiaries	Prime-1	A2	Stable
Moody’s	American Express Company	Prime-2	A3	Stable
S&P	TRS and rated operating subsidiaries(b)	A-2	A-	Stable
S&P	American Express Company	A-2	BBB+	Stable

(a)	American Express Travel Related Services Company, Inc.
(b)	S&P does not provide a rating for TRS short-term debt.

Downgrades in the ratings of the Company’s unsecured debt or asset securitization program securities could result in higher funding costs, as well as higher fees related to borrowings under its unused lines of credit. Declines in credit ratings could also reduce the Company’s borrowing capacity in the unsecured debt and asset securitization capital markets. The Company believes its funding mix, including the proportion of U.S. retail deposits insured by the Federal Deposit Insurance Corporation (FDIC), should reduce the impact that credit rating downgrades would have on the Company’s funding capacity and costs.

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

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

The Company had the following short-term borrowings outstanding as of December 31:

TABLE 22: SHORT-TERM BORROWINGS OUTSTANDING

(Billions)	2013	2012

Commercial paper	$0.2	$—
Other short-term borrowings(a)	4.8	3.3

Total	$5.0	$3.3

(a)	Includes $2.0 billion draw on American Express Credit Account Master Trust (Lending Trust) secured borrowing facility, maturing on September 15, 2015, which was repaid on February 18, 2014.

Refer to Note 10 to the Consolidated Financial Statements for further description of these borrowings.

As of December 31, 2013, the Company had $0.2 billion commercial paper outstanding. Average commercial paper outstanding was $0.1 billion and $0.4 billion in 2013 and 2012, respectively.

DEPOSIT PROGRAMS

The Company offers deposits within its American Express Centurion Bank (Centurion Bank) and American Express Bank, FSB (FSB) subsidiaries (together, the Banks). These funds are currently insured up to $250,000 per account holder through the FDIC. The Company’s ability to obtain deposit funding and offer competitive interest rates is dependent on the Banks’ capital levels. The Company, through the FSB, has a direct retail deposit program, Personal Savings from American Express, to supplement its distribution of deposit products sourced through third-party distribution channels. The direct retail program makes FDIC-insured certificates of deposit (CDs) and high-yield savings account products available directly to consumers.

The Company held the following deposits as of December 31:

TABLE 23: CUSTOMER DEPOSITS

(Billions)	2013	2012

U.S. retail deposits:
Savings accounts – Direct	$24.6	$18.7
Certificates of deposit:(a)
Direct	0.5	0.7
Third-party	6.9	8.9
Sweep accounts – Third-party	8.9	11.4
Other retail deposits:
Non-U.S. deposits and U.S. non-interest Bearing	0.1	0.1
Card Member credit balances – U.S. and non-U.S.(b)	0.8	—

Total customer deposits	$41.8	$39.8

(a)	The weighted average remaining maturity and weighted average rate at issuance on the total portfolio of U.S. retail CDs, issued through direct and third-party programs, were 25.3 months and 1.8 percent, respectively, as of December 31, 2013.
(b)	Beginning 2013, the Company reclassified prospectively Card Member credit balances from Card Member loans, Card Member receivables and Other liabilities to Customer deposits.

LONG-TERM DEBT PROGRAMS

During 2013, the Company and its subsidiaries issued debt and asset securitizations with maturities ranging from 3 to 5 years. These amounts included approximately $3.3 billion of AAA-rated securitization certificates and notes, $0.2 billion of subordinated securities and $5.5 billion of unsecured debt across a variety of maturities and markets. During the year, the Company retained approximately $0.3 billion of subordinated securities, as the pricing and yields for these securities were not attractive compared to other sources of financing available to the Company.

The Company’s 2013 debt issuances were as follows:

TABLE 24: DEBT ISSUANCES

(Billions)	Amount

American Express Company:
Fixed Rate Senior Notes (weighted-average coupon of 1.55%)	$1.0
Floating Rate Senior Notes (3-month LIBOR plus 59 basis points)	0.9
American Express Credit Corporation:
Fixed Rate Senior Notes (weighted-average coupon of 1.82%)	2.3
Floating Rate Senior Notes (3-month LIBOR plus 51 basis points)	1.2
American Express Centurion Bank:
Floating Rate Senior Notes (3-month LIBOR plus 30 basis points)	0.1
American Express Credit Account Master Trust:(a)
Floating Rate Senior Certificates (1-month LIBOR plus 42 basis points on average)	1.6
Floating Rate Subordinated Certificates (1-month LIBOR plus 70 basis points on average)	0.1
Fixed Rate Senior Certificates (weighted-average coupon of 0.98%)	0.5
American Express Issuance Trust II:(a)
Floating Rate Senior Notes (1-month LIBOR plus 37 basis points)	1.2
Floating Rate Subordinated Notes (1-month LIBOR plus 64 basis points)	0.1

Total	$9.0

(a)	Issuances from the Lending Trust and the American Express Issuance Trust II (Charge Trust II) do not include $0.3 billion of subordinated securities retained by the Company during the year.

ASSET SECURITIZATION PROGRAMS

The Company periodically securitizes Card Member receivables and loans arising from its card business, as the securitization market provides the Company with cost-effective funding. Securitization of Card Member receivables and loans is accomplished through the transfer of those assets to a trust, which in turn issues securities collateralized by the transferred assets to third-party investors. The proceeds from issuance are distributed to the Company, through its wholly owned subsidiaries, as consideration for the transferred assets.

The receivables and loans being securitized are reported as assets on the Company’s Consolidated Balance Sheets and the related securities issued to third-party investors are reported as long-term debt.

Under the respective terms of the securitization trust agreements, the occurrence of certain triggering events associated with the performance of the assets of each trust could result in payment of trust expenses, establishment of reserve funds, or in a worst-case scenario, early amortization of investor certificates. During the year ended December 31, 2013, no such triggering events occurred.

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

During 2013, the Company transferred Card Member receivables from the American Express Issuance Trust (Charge Trust) to the Charge Trust II, dissolving the Charge Trust. The Company will continue to utilize the Charge Trust II for securitization of Card Member receivables.

LIQUIDITY MANAGEMENT

The Company’s liquidity objective is to maintain access to a diverse set of cash, readily marketable securities and contingent sources of liquidity, so that the Company can continuously meet expected future financing obligations and business requirements for at least a 12-month period, even in the event it is unable to raise new funds under its regular funding programs during a substantial weakening in economic conditions. The Company has in place a liquidity risk policy that sets out the Company’s approach to managing liquidity risk on an enterprise-wide basis.

The Company incurs and accepts liquidity risk arising in the normal course of offering its products and services. The liquidity risks that the Company is exposed to can arise from a variety of sources, and thus its liquidity management strategy includes a variety of parameters, assessments and guidelines, including, but not limited to:

•	Maintaining a diversified set of funding sources (refer to Funding Strategy section for more details);

•	Maintaining unencumbered liquid assets and off-balance sheet liquidity sources; and

•	Projecting cash inflows and outflows from a variety of sources and under a variety of scenarios, including collateral requirements for derivative transactions.

The Company’s current liquidity target is to have adequate liquidity in the form of excess cash and readily marketable securities that are easily convertible into cash to satisfy all maturing long-term funding obligations for a 12-month period. In addition to its cash and readily marketable securities, the Company maintains a variety of contingent liquidity resources, such as access to undrawn amounts under its secured borrowing facilities, committed bank credit facilities and the Federal Reserve discount window.

As of December 31, 2013, the Company had $13.0 billion in excess cash available to fund long-term maturities:

TABLE 25: SUMMARY OF EXCESS CASH AVAILABLE FOR LONG-TERM MATURITIES

(Billions)	Total

Cash(a)	$13.2
Less:
Commercial Paper	0.2

Cash available to fund maturities	$13.0

(a)	Includes $19.5 billion classified as cash and cash equivalents, less $6.3 billion of cash available to fund day-to-day operations. The $13.2 billion represents cash residing in the U.S.

The upcoming approximate maturities of the Company’s long-term unsecured debt, debt issued in connection with asset-backed securitizations and long-term certificates of deposit are as follows:

TABLE 26: DEBT MATURITIES

(Billions)	Debt Maturities

2014 Quarters Ending:	Unsecured Debt	Asset-Backed Securitizations(a)	Certificates of Deposit	Total

March 31	$—	$0.5	$0.7	$1.2
June 30	2.1	1.0	0.5	3.6
September 30	1.5	2.5	0.5	4.5
December 31	2.2	—	1.0	3.2

Total	$5.8	$4.0	$2.7	$12.5

(a)	Excludes a $3.0 billion draw on the Charge Trust II secured borrowing facility, maturing on July 15, 2016 and a $2.0 billion draw on the Lending Trust secured borrowing facility maturing on September 15, 2015. The draw on the Charge Trust II facility was repaid on January 15, 2014 and the draw on the Lending Trust facility was repaid on February 18, 2014.

The Company’s financing needs for the next 12 months are expected to arise from these debt and deposit maturities as well as changes in business needs, including changes in outstanding Card Member loans and receivables and acquisition activities.

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

Securitized Borrowing Capacity

As of December 31, 2013, the Company maintained its committed, revolving, secured borrowing facility, with a maturity date of September 15, 2015, that gives the Company the right to sell up to $2.0 billion face amount of eligible AAA certificates from the Lending Trust. On July 18, 2013, the Company terminated its existing $3.0 billion Charge Trust II committed, revolving, secured borrowing facility with a maturity date of July 15, 2014 and entered into a new three-year committed, revolving, secured borrowing facility with a maturity date of July 15, 2016 that gives the Company the right to sell up to $3.0 billion face amount of eligible AAA notes from the Charge Trust II. Both facilities are used in the ordinary course of business to fund seasonal working capital needs, as well as to further enhance the Company’s contingent funding resources. As of December 31, 2013, $3.0 billion and $2.0 billion were drawn on the Charge Trust II facility and Lending Trust facility, respectively.

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

Federal Reserve Discount Window

As insured depository institutions, the Banks may borrow from the Federal Reserve Bank of San Francisco, subject to the amount of qualifying collateral that they may pledge. The Federal Reserve has indicated that both credit and charge card receivables are a form of qualifying collateral for secured borrowings made through the discount window. Whether specific assets will be considered qualifying collateral and the amount that may be borrowed against the collateral remain at the discretion of the Federal Reserve.

The Company had approximately $48.5 billion as of December 31, 2013 in U.S. credit card loans and charge card receivables that could be sold over time through its existing securitization trusts, or pledged in return for secured borrowings to provide further liquidity, subject in each case to applicable market conditions and eligibility criteria.

Committed Bank Credit Facilities

In addition to the secured borrowing facilities described above, the Company maintained committed syndicated bank credit facilities as of December 31, 2013 of $7.0 billion, which expire as follows:

TABLE 27: EXPIRATION OF COMMITTED SYNDICATED BANK CREDIT FACILITIES

(Billions)

2015	$4.8
2016	2.2

Total	$7.0

The availability of the credit lines is subject to the Company’s compliance with certain financial covenants, principally the maintenance by Credco of a certain ratio of combined earnings and fixed charges to fixed charges. As of December 31, 2013, the Company was in compliance with each of its covenants. The drawn balance of the committed credit facilities of $4.0 billion as of December 31, 2013 was used to fund the Company’s business activities in the normal course. The remaining capacity of the facilities mainly served to further enhance the Company’s contingent funding resources.

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

For the year ended December 31, 2013, net cash provided by operating activities of $8.5 billion increased $1.4 billion compared to $7.1 billion in 2012, primarily due to higher net income, premium paid on debt exchange in 2012 and smaller changes in accounts payable and other liabilities, partially offset by a decrease in deferred taxes and other.

For the year ended December 31, 2012, net cash provided by operating activities of $7.1 billion decreased $2.7 billion compared to $9.8 billion in 2011. The decrease was primarily due to a decrease in the liabilities for accounts payable and other liabilities in 2012 as compared to the prior year versus an increase in 2011 as compared to the prior year.

Cash Flows from Investing Activities

The Company’s investing activities primarily include funding Card Member loans and receivables and the Company’s available-for-sale investment portfolio.

For the year ended December 31, 2013, net cash used in investing activities of $7.3 billion increased $0.8 billion compared to $6.5 billion in 2012, primarily due to higher purchases of investments.

For the year ended December 31, 2012, net cash used in investing activities of $6.5 billion increased $6.0 billion compared to $0.5 billion in 2011, primarily due to a reduction in maturities, redemptions and sales of investments, and a net decrease in the cash flows related to Card Member loans and receivables and restricted cash, partially offset by lower purchases of investments and fewer acquisitions in 2012 as compared to 2011.

Cash Flows from Financing Activities

The Company’s financing activities primarily include issuing and repaying debt, taking customer deposits, issuing and repurchasing its common shares, and paying dividends.

For the year ended December 31, 2013, net cash used in financing activities of $3.9 billion increased $0.6 billion compared to $3.3 billion in 2012, due to lower issuances of long-term debt, slowing growth in customer deposits and higher principal payments on long-term debt, partially offset by an increase in short-term borrowings and the issuance of American Express common shares to employees.

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

2013 FINANCIAL REVIEW

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

TABLE 28: COMMITTED FUTURE OBLIGATIONS BY YEAR

	Payments due by year(a)

(Millions)	2014	2015–2016	2017–2018	2019 and thereafter	Total

Long-term debt	$9,849	$25,435	$16,711	$3,972	$55,967
Interest payments on long-term debt(b)	1,198	1,729	682	1,817	5,426
Certificates of deposit	2,738	2,881	1,611	191	7,421
Other long-term liabilities(c)	235	87	15	18	355
Operating lease obligations	237	353	246	922	1,758
Purchase obligations(d)	390	190	76	23	679

Total	$14,647	$30,675	$19,341	$6,943	$71,606

(a)	The above table excludes approximately $1.0 billion of tax liabilities that have been recorded in accordance with GAAP governing the accounting for uncertainty in income taxes as inherent complexities and the number of tax years currently open for examination in multiple jurisdictions do not permit reasonable estimates of payments, if any, to be made over a range of years.
(b)	Estimated interest payments were calculated using the effective interest rate in place as of December 31, 2013, and reflects the effect of existing interest rate swaps. Actual cash flows may differ from estimated payments.
(c)	As of December 31, 2013, there were no minimum required contributions, and no contributions are currently planned, for the U.S. American Express Retirement Plan. For the U.S. American Express Retirement Restoration Plan and non-U.S. defined benefit pension and postretirement benefit plans, contributions in 2014 are anticipated to be approximately $61 million, and this amount has been included within other long-term liabilities. Remaining obligations under defined benefit pension and postretirement benefit plans aggregating $600 million have not been included in the table above as the timing of such obligations is not determinable. Additionally, other long-term liabilities do not include $6.2 billion of Membership Rewards liabilities, which are not considered long-term liabilities as Card Members in good standing can redeem points immediately, without restrictions, and because the timing of point redemption is not determinable.
(d)	The purchase obligation amounts represent non-cancelable minimum contractual obligations by period under contracts that were in effect as of December 31, 2013. Termination fees are included in these amounts.

The Company also has certain contingent obligations to make payments under contractual agreements entered into as part of the ongoing operation of the Company’s business, primarily with co-brand partners. The contingent obligations under such arrangements were approximately $2.8 billion as of December 31, 2013.

In addition to the contractual obligations noted above, the Company has off-balance sheet arrangements that include guarantees and other off-balance sheet arrangements as more fully described below.

GUARANTEES

The Company’s principal guarantees are associated with Card Member services to enhance the value of owning an American Express card. As of December 31, 2013, the Company had guarantees totaling approximately $45 billion related to Card Member protection plans, as well as other guarantees in the ordinary course of business that are within the scope of GAAP governing the accounting for guarantees. Refer to Note 13 to the Consolidated Financial Statements for further discussion regarding the Company’s guarantees.

CERTAIN OTHER OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2013, the Company had approximately $265 billion of unused credit available to Card Members as part of established lending product agreements. Total unused credit available to Card Members does not represent potential future cash requirements, as a significant portion of this unused credit will likely not be drawn. The Company’s charge card products generally have no pre-set limit, and therefore are not reflected in unused credit available to Card Members.

To mitigate counterparty credit risk related to derivatives, the Company accepted noncash collateral in the form of security interest in U.S. Treasury securities from its derivatives counterparties with a fair value of nil and $335 million as of December 31, 2013 and 2012, respectively, none of which was sold or repledged.

Refer to Note 24 to the Consolidated Financial Statements for discussion regarding the Company’s other off-balance sheet arrangements.

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

RISK MANAGEMENT

GOVERNANCE

The Company uses its comprehensive Enterprise-wide Risk Management (ERM) program to measure, aggregate, monitor, and manage risks. The ERM program is designed to enable the Board of Directors and management to assess the effectiveness of risk management capabilities, policies, processes and controls. It also contributes to the risk-adjusted performance evaluation of the Company’s businesses and business leaders. The implementation and execution of the ERM program is headed by the Company’s Chief Risk Officer.

Risk management and key risks identified by management are overseen by the Company’s Board of Directors and three of its committees: the Risk Committee, the Audit and Compliance Committee, and the Compensation and Benefits Committee. Each of these committees consists entirely of independent directors and provides regular reports to the Board of Directors regarding matters reviewed at the committee level. In addition to the risks under the purview of a particular committee, the Board of Directors monitors the “tone at the top” and risk culture of the Company, oversees strategic risk, and reviews specific and significant risks facing the Company from time to time. These Committees meet regularly in private sessions with the Company’s Chief Risk Officer, the Chief Compliance Officer, the General Auditor and other senior management with regard to the Company’s risk management processes, controls and capabilities.

The Risk Committee of the Company’s Board of Directors provides risk oversight on risk policies and the risk management performance of the Company. The Risk Committee approves key risk management policies and monitors the Company’s risk culture, talent, capabilities and risk outcomes. In particular, it approves the Company’s ERM policy along with its sub-policies governing individual credit risk, institutional credit risk, market risk, liquidity risk, operational risk, reputational risk, and asset/liability risk, as well as the launch of new products and services. The ERM policy sets the Company’s risk appetite and defines governance over risk taking and the risk monitoring processes across the Company. Risk appetite defines the overall risk levels the Company is willing to accept while operating in full compliance with regulatory and legal requirements. In addition, it establishes principles for risk taking in the aggregate and for each risk type, and is supported by a comprehensive system of risk limits, escalation triggers and controls designed to ensure that the risks remain within the defined risk appetite boundaries. Furthermore, the policy defines risk management roles and responsibilities.

The Risk Committee also regularly reviews the credit risk profile of the Company, risk trends and risk management capabilities. The Risk Committee receives regular updates from the Company’s Global Risk Oversight team, which reports to the Chief Risk Officer, on key risks affecting the Company, including transaction and exposure level approvals driven by policy-based risk escalations and risk limits.

The Risk Committee reviews enterprise-wide operational risk trends, events and capabilities, with an emphasis on compliance, fraud, legal, process or control failures, information security, and privacy impacts, as well as trends in market, funding, liquidity and reputational risk. The Risk Committee also provides risk oversight of the Company’s compliance with Basel capital and liquidity standards and its Internal Capital Adequacy Assessment Process, including its Comprehensive Capital and Review (CCAR) submissions.

As it relates to risk management, the Audit and Compliance Committee of the Company’s Board of Directors approves the Company’s compliance policies and compliance risk tolerance statement, which reinforces the importance of compliance risk management at the Company. In addition, the Audit and Compliance Committee reviews the effectiveness of the Company’s Corporate-wide Compliance Risk Management Program. More broadly, the Committee is responsible for assisting the Board of Directors in its oversight responsibilities relating to the integrity of the Company’s financial statements and financial reporting process; internal and external auditing, including the qualifications and independence of the independent registered public accounting firm and the performance of the Company’s internal audit services function; and the integrity of the Company’s systems of internal accounting and financial controls.

The Compensation and Benefits Committee of the Company’s Board of Directors works with the Chief Risk Officer to ensure the compensation programs covering risk-taking employees, business units, and the Company overall appropriately balance risk with incentives such that business performance is achieved without taking imprudent or uneconomic risks. The Company’s Chief Risk Officer is actively involved in the goal-setting process, reviews the current and forward-looking risk profiles of each business unit, and provides input into performance evaluation. The Chief Risk Officer meets with the Compensation and Benefits Committee and attests that performance goals and actual results have been achieved without taking imprudent risks. The Compensation and Benefits Committee uses a risk-balanced incentive compensation framework to decide on the Company’s bonus pools and the compensation of senior executives.

There are several internal management committees, including the Enterprise-wide Risk Management Committee (ERMC), chaired by the Company’s Chief Risk Officer, and the Asset-Liability Committee (ALCO), chaired by the Company’s Chief Financial Officer, which oversee risks and implementation of risk policies across the Company with approval by the appropriate board committee. The ERMC is responsible for overseeing all risks, while the ALCO is responsible for managing market, liquidity, asset/liability risk, and the Company’s capital position.

As defined in the ERM policy, the Company follows the “three lines of defense” approach to risk management. The first line of defense comprises functions and management committees directly initiating risk taking. Business Unit presidents, the Chief Credit Officer of the Company, the Chief Operational Risk Officer, and the Chief Market Risk Officer are part of the first line of defense. The second line of defense comprises functions overseeing risk taking activities of the first line. The Global Risk Oversight (GRO) and Market Risk Oversight groups, the ERMC and certain control groups, both at the enterprise level and within regulated entities, are part of the second line of defense. The GRO oversees the framework and processes for managing credit, operational and model risks the Company faces and

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

acts as a check to the first line of defense managing these risks. The Internal Audit Group constitutes the third line of defense, and provides independent assurance that the first and second lines of defense operate as intended.

CREDIT RISK MANAGEMENT PROCESS

Credit risk is defined as loss due to obligor or counterparty default or changes in the credit quality of a security. Credit risks in the Company are divided into two broad categories: individual and institutional. Each has distinct risk management tools and metrics. Business units that create individual or institutional credit risk exposures of significant importance are supported by dedicated risk management teams, each led by a Chief Credit Officer. To preserve independence, Chief Credit Officers for all business units report to the Chief Credit Officer of the Company, who in turn reports directly to the Company’s Chief Risk Officer.

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

The business unit leaders and their Chief Credit Officers take the lead in managing the individual credit risk process. These Chief Credit Officers are guided by the Individual Credit Risk Committee, which is responsible for implementation and enforcement of the Individual Credit Risk Management Policy. This policy is further supported by subordinate policies and operating manuals covering decision logic and processes of credit extension, including prospecting, new account approvals, authorizations, line management and collections. The subordinate risk policies and operating manuals are designed to ensure consistent application of risk management principles and standardized reporting of asset quality and loss recognition.

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

Similar to Individual Credit Risk, business units taking institutional credit risks are supported by Chief Credit Officers. These officers are guided by the Institutional Risk Management Committee (IRMC), which is responsible for implementation and enforcement of the Institutional Credit Risk Management Policy and for providing guidance to the credit officers of each business unit with substantial institutional credit risk exposures. The committee, along with the business unit Chief Credit Officers, makes investment decisions in core risk capabilities, ensure proper implementation of the underwriting standards and contractual rights of risk mitigation, monitor risk exposures, and determine risk mitigation actions. The IRMC formally reviews large institutional risk exposures to ensure compliance with ERMC guidelines and procedures and escalates them to the ERMC as appropriate. At the same time, the IRMC provides guidance to the business unit risk teams to optimize risk-adjusted returns on capital. A centralized risk rating unit and a specialized airline risk group provide risk assessment of institutional obligors across the Company.

Exposure to the Airline Industry

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

Sovereign Debt Exposure

As part of its ongoing risk management process, the Company monitors its financial exposure to both sovereign and non-sovereign customers and counterparties, and measures and manages concentrations of risk by geographic regions, as well as by economic sectors and industries. A primary focus area for monitoring is credit deterioration due to weaknesses in economic and fiscal profiles. The Company evaluates countries based on the market assessment of the riskiness of their sovereign debt and the Company’s assessment of their economic and financial outlook and closely monitors those deemed high risk. As of December 31, 2013, the Company considers its gross credit exposures to government entities, financial institutions and corporations in those countries to be individually and collectively not material.

OPERATIONAL RISK MANAGEMENT PROCESS

The Company defines operational risk as the risk of not achieving business objectives due to inadequate or failed processes, people, or information systems, or the external environment, including failures

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

to comply with laws and regulations. Operational risk is inherent in all business activities and can impact an organization through direct or indirect financial loss, brand damage, customer dissatisfaction, or legal and regulatory penalties.

To appropriately measure and manage operational risk, the Company has implemented a comprehensive operational risk framework that is defined in the Operational Risk Management Policy approved by the Risk Committee. The Operational Risk Management Committee (ORMC) coordinates with all control groups on effective risk assessments and controls and oversees the preventive, responsive and mitigation efforts by Lead Operational Risk Officers in the business units and staff groups. To preserve independence, the Lead Operational Risk Officers for all business units report to the Chief Operational Risk Officer of the Company, who in turn reports directly to the Company’s Chief Risk Officer.

The Company uses the operational risk framework to identify, measure, monitor and report inherent and emerging operational risks. This framework, supervised by the ORMC, consists of (a) operational risk event capture, (b) a project office to coordinate issue management and control enhancements, (c) key risk indicators such as customer complaints or pre-implementation test metrics, and (d) process and entity-level risk assessments.

The framework requires the assessment of operational risk events to determine root causes, impact to customers and/or the Company, and resolution plan accountability to correct any defect, remediate customers, and enhance controls and testing to mitigate future issues. The impact on the Company is assessed from an operational, financial, brand, regulatory compliance and legal perspective.

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

Business leaders across the Company are responsible for ensuring that reputation risk implications of transactions, business activities and management practices are appropriately considered and relevant subject matter experts are engaged as needed. In addition, the ERMC and its sub-committees are responsible for ensuring that reputational risk considerations are properly reflected in all decisions escalated to the committees.

MARKET RISK MANAGEMENT PROCESS

Market risk is the risk to earnings or value resulting from movements in market prices. The Company’s market risk exposure is primarily generated by:

•	Interest rate risk in its card, insurance and Travelers Cheque businesses, as well as in its investment portfolios; and

•	Foreign exchange risk in its operations outside the U.S.

Market risk limits and escalation triggers within the Market Risk and Asset Liability Management Policies are approved by the Risk Committee of the Board of Directors and the ERMC, based on recommendations by the ALCO. Market risk is centrally monitored for compliance with policy and limits by the Market Risk Committee, which reports into the ALCO and is chaired by the Chief Market Risk Officer. Market risk management is also guided by policies covering the use of derivative financial instruments, funding and liquidity and investments.

The Company’s market exposures are in large part by-products of the delivery of its products and services. Interest rate risk arises through the funding of Card Member receivables and fixed-rate loans with variable-rate borrowings as well as through the risk to net interest margin from changes in the relationship between benchmark rates such as Prime and LIBOR.

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

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

The Company analyzes a variety of scenarios to inform management of potential impacts to earnings and economic value of equity, which may occur given changes in interest rate curves using a range of severities. As of December 31, 2013, the detrimental effect on the Company’s annual net interest income of a hypothetical 100 basis point increase in interest rates would be approximately $227 million. To calculate this effect, the Company first measures the potential change in net interest income over the following 12 months taking into consideration anticipated future business growth and market-based forward interest rates. The Company then measures the impact of the assumed forward interest rate plus the 100 basis point increase on the projected net interest income. This effect is primarily driven by the volume of charge card receivables and loans deemed to be fixed-rate and funded by variable-rate liabilities. As of December 31, 2013, the percentage of worldwide charge card accounts receivable and credit card loans that were deemed to be fixed rate was 67.6 percent, or $77 billion, with the remaining 32.4 percent, or $37 billion, deemed to be variable rate.

The Company is also subject to market risk from changes in the relationship between the benchmark Prime rate that determines the yield on its variable-rate lending receivables and the benchmark LIBOR rate that determines the effective interest cost on a significant portion of its outstanding debt. Differences in the rate of change of these two indices, commonly referred to as basis risk, would impact the Company’s variable-rate U.S. lending net interest margins because the Company borrows at rates based on LIBOR but lends to its customers based on the Prime rate. The detrimental effect on the Company’s net interest income of a hypothetical 10 basis point decrease in the spread between Prime and one-month LIBOR over the next 12 months is estimated to be $31 million. The Company currently has approximately $36 billion of Prime-based, variable-rate U.S. lending receivables and $31 billion of LIBOR-indexed debt, including asset securitizations.

Foreign exchange risk is generated by Card Member cross-currency charges, foreign subsidiary equity and foreign currency earnings in units outside the U.S. The Company’s foreign exchange risk is managed primarily by entering into agreements to buy and sell currencies on a spot basis or by hedging this market exposure to the extent it is economically justified through various means, including the use of derivative financial instruments such as foreign exchange forward and cross-currency swap contracts, which can help “lock in” the value of the Company’s exposure to specific currencies.

As of both December 31, 2013 and 2012, foreign currency derivative instruments with total notional amounts of approximately $27 billion were outstanding. Derivative hedging activities related to cross-currency charges, balance sheet exposures and foreign currency earnings generally do not qualify for hedge accounting; however, derivative hedging activities related to translation exposure of foreign subsidiary equity generally do.

The Company conducts scenario analysis to inform management of potential impacts to earnings that may occur due to changes in foreign exchange rates of various severities. With respect to cross-currency charges and balance sheet exposures, including related foreign exchange forward contracts outstanding, the effect on the Company’s earnings of a hypothetical 10 percent change in the value of the U.S. dollar would be immaterial as of December 31, 2013. With respect to earnings denominated in foreign currencies, the adverse impact on pretax income of a hypothetical 10 percent strengthening of the U.S. dollar related to anticipated overseas operating results for the next 12 months would be approximately $192 million as of December 31, 2013. With respect to translation exposure of foreign subsidiary equity, including related foreign exchange forward contracts outstanding, a hypothetical 10 percent strengthening in the U.S. dollar would result in an immaterial reduction in equity as of December 31, 2013.

The actual impact of interest rate and foreign exchange rate changes will depend on, among other factors, the timing of rate changes, the extent to which different rates do not move in the same direction or in the same direction to the same degree, changes in the cost, volume and mix of the Company’s hedging activities and changes in the volume and mix of the Company’s businesses.

FUNDING & LIQUIDITY RISK MANAGEMENT PROCESS

Liquidity risk is defined as the inability of the Company to meet its ongoing financial and business obligations as they become due at a reasonable cost. General principles and the overall framework for managing liquidity risk across the Company are defined in the Liquidity Risk Policy approved by the Risk Committee of the Board of Directors and the ALCO. Liquidity risk limits are approved by the Risk Committee of the Board of Directors and the ERMC. Liquidity risk is centrally managed by the Funding and Liquidity Committee, which reports into the ALCO. The Company manages liquidity risk by maintaining access to a diverse set of cash, readily-marketable securities and contingent sources of liquidity, such that the Company can continuously meet its business requirements and expected future financing obligations for at least a 12-month period, even in the event it is unable to raise new funds under its regular funding programs during a substantial weakening in economic conditions. The Company balances the trade-offs between maintaining too much liquidity, which can be costly and limit financial flexibility, and having inadequate liquidity, which may result in financial distress during a liquidity event.

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

2013 FINANCIAL REVIEW

CRITICAL ACCOUNTING ESTIMATES

Refer to Note 1 to the Consolidated Financial Statements for a summary of the Company’s significant accounting policies referenced, as applicable, to other financial statement footnotes. Certain of the Company’s accounting policies that require significant management assumptions and judgments are set forth below.

RESERVES FOR CARD MEMBER LOSSES

Reserves for Card Member losses represent management’s best estimate of the probable losses inherent in the Company’s outstanding portfolio of Card Member loans and receivables, as of the balance sheet date.

In estimating these losses, management uses statistical and analytical models that take into account several factors, including loss migration rates, loss emergence periods, historical losses and recoveries, portfolio specific risk indicators, current risk management initiatives and concentration of credit risk. Management also considers other external environmental factors in establishing reserves for Card Member losses.

The process of estimating these reserves requires a high degree of judgment. To the extent historical credit experience updated for external environmental trends is not indicative of future performance, actual losses could differ significantly from management’s judgments and expectations, resulting in either higher or lower future provisions for Card Member losses in any quarter.

As of December 31, 2013, a 10 percent increase in management’s estimate of losses inherent in the outstanding portfolio of Card Member loans and receivables evaluated collectively for impairment at such date would increase reserves for Card Member losses with a corresponding change to provision for Card Member losses by approximately $165 million. This sensitivity analysis is provided as a hypothetical scenario to assess the sensitivity of the provision for Card Member losses. It does not represent management’s expectations for losses in the future, nor does it include how other portfolio factors such as loss migration rates or recoveries, or the amount of outstanding balances, may impact the level of reserves for Card Member losses and the corresponding impact on the provision for Card Member losses.

LIABILITY FOR MEMBERSHIP REWARDS EXPENSE

The Membership Rewards program is the Company’s largest card-based rewards program. Card Members can earn points for purchases charged on their enrolled card products. Certain types of purchases allow Card Members to also earn bonus points. Membership Rewards points are redeemable for a broad variety of rewards including travel, entertainment, retail certificates and merchandise. Points typically do not expire, and there is no limit on the number of points a Card Member may earn.

The Company records a Membership Rewards liability that represents the estimated cost of points earned that are expected to be redeemed by Card Members in the future. The Membership Rewards liability is impacted over time by enrollment levels, points earned and redeemed, and the weighted-average cost per point, which is influenced by redemption choices made by Card Members, reward offerings by partners and other Membership Rewards program changes. The liability reflects management’s judgment regarding ultimate redemptions and associated redemption costs. Actual redemptions and associated redemption costs could differ significantly from management’s judgment resulting in either higher or lower Membership Rewards expense.

Management uses statistical and actuarial models to estimate URRs of points earned to date by current Card Members based on redemption trends of current enrollees, card product type, enrollment tenure, card spend levels and credit attributes. A WAC per point redeemed during the previous 12 months, adjusted as appropriate for certain changes in redemption costs that are not representative of future cost expectations, is used to estimate future redemption costs. Management periodically evaluates its liability estimation process and assumptions based on developments in redemption patterns, cost per point redeemed, partner contract changes and other factors.

Changes in the Membership Rewards URR and WAC per point have the effect of either increasing or decreasing the liability through the current period marketing, promotion, rewards and Card Member services expense by an amount estimated to cover the cost of all points previously earned but not yet redeemed by current enrollees as of the end of the reporting period. As of December 31, 2013, an increase in the estimated URR of current enrollees of 100 basis points would increase the balance sheet liability and corresponding expense for the cost of Membership Rewards by approximately $290 million. Similarly, an increase in the WAC per point of 1 basis point would increase the balance sheet liability and corresponding expense for the cost of Membership Rewards by approximately $86 million.

FAIR VALUE MEASUREMENT

The Company holds investment securities and derivative instruments that are carried at fair value on the Consolidated Balance Sheets. Management makes assumptions and judgments when estimating the fair values of these financial instruments.

In accordance with fair value measurement and disclosure guidance, the objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date based on the principal or, in the absence of a principal, most advantageous market for the specific asset or liability. The disclosure guidance establishes a three-level hierarchy of inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to the measurement of fair value based on unadjusted quoted prices in active markets for identical assets or liabilities (Level 1), followed by the measurement of fair value based on pricing models with significant observable inputs (Level 2), with the lowest priority given to the measurement of fair value based on pricing models with significant unobservable inputs (Level 3). The Company did not have any Level 3 assets measured on a recurring

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

basis during the year ended December 31, 2013. Refer to Note 3 to the Consolidated Financial Statements.

Investment Securities

The Company’s investment securities are mostly composed of fixed-income securities issued by states and municipalities as well as the U.S. Government and Agencies.

The fair market values for the Company’s investment securities, including investments comprising defined benefit pension plan assets, are obtained primarily from pricing services engaged by the Company. For each security, the Company receives one price from a pricing service. The fair values provided by the pricing services are estimated using pricing models, where the inputs to those models are based on observable market inputs or recent trades of similar securities. The pricing services did not apply any adjustments to the pricing models used as of December 31, 2013 and 2012. In addition, the Company did not apply any adjustments to prices received from the pricing services. The Company reaffirms its understanding of the valuation techniques used by its pricing services at least annually. In addition, the Company corroborates the prices provided by its pricing services for reasonableness by comparing the prices from the respective pricing services to valuations obtained from different pricing sources as well as comparing prices to the sale prices received from sold securities at least quarterly.

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

In determining whether any of the Company’s investment securities are other-than-temporarily impaired, a change in facts and circumstances could lead to a change in management judgment about the Company’s view on collectability and credit quality of the issuer, or the impact of market interest rates on the investment securities. Any such changes could result in the Company recognizing an other-than-temporary impairment loss through earnings.

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

GOODWILL RECOVERABILITY

Goodwill represents the excess of acquisition cost of an acquired company over the fair value of assets acquired and liabilities assumed. In accordance with U.S. GAAP, goodwill is not amortized but is tested for impairment at the reporting unit level annually or when events or circumstances arise, such as adverse changes in the business climate, that would more likely than not reduce the fair value of the reporting unit below its carrying value. The Company’s approach and methodology for conducting its goodwill impairment testing is described in Note 8 to the Consolidated Financial Statements, but is fundamentally based on the measurement of fair value for the Company’s reporting units, which inherently entails the use of significant judgment.

For valuation, the Company uses a combination of the income approach (discounted cash flows) and market approach (market multiples) in estimating the fair value of its reporting units.

When preparing discounted cash flow models under the income approach, the Company estimates future cash flows using the reporting unit’s internal multi-year forecast, and a terminal value calculated using a growth rate that management believes is appropriate in light of current and expected future economic

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

conditions. To discount these cash flows the Company uses its expected cost of equity, determined using a capital asset pricing model. When using the market method under the market approach, the Company applies comparable publically traded companies’ multiples (e.g., earnings, revenues) to its reporting units’ actual results. The judgment in estimating forecasted cash flows, discount rates and market comparables is significant, and imprecision could materially affect the fair value of the Company’s reporting units.

Based upon the updated valuations for the Company’s reporting units, the Company has concluded goodwill is not impaired as of December 31, 2013, nor was any goodwill written off during 2013. However, the Company could be exposed to increased risk of goodwill impairment if future operating results or macroeconomic conditions differ significantly from management’s current assumptions.

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

2013 FINANCIAL REVIEW

OTHER MATTERS

CERTAIN LEGISLATIVE, REGULATORY AND OTHER DEVELOPMENTS

As a participant in the financial services industry and as a bank holding company, the Company is subject to comprehensive examination and supervision by the Federal Reserve and to a range of laws and regulations that impact its business and operations. In light of legislative initiatives over the last several years and continuing regulatory reform implementation, compliance requirements and expenditures have risen for financial services firms, including the Company, and the Company expects compliance requirements and expenditures will continue to rise in the future.

Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank) contains a wide array of provisions intended to govern the practices and oversight of financial institutions and other participants in the financial markets. Among other matters, the law created an independent Consumer Financial Protection Bureau (the CFPB), which has broad rulemaking authority over providers of credit, savings, payment and other consumer financial products and services with respect to certain federal consumer financial laws. Moreover, the CFPB has examination and enforcement authority with respect to certain federal consumer financial laws for providers of consumer financial products and services, including the Company and certain of its subsidiaries. The CFPB is directed to prohibit “unfair, deceptive or abusive” acts or practices, and to ensure that all consumers have access to fair, transparent and competitive markets for consumer financial products and services.

The review of products and practices to prevent unfair, deceptive or abusive conduct will be a continuing focus of the CFPB and banking regulators more broadly, as well as by the Company itself. Internal and regulatory reviews have resulted in, and are likely to continue to result in, changes to the Company’s practices, products and procedures. Such reviews are also likely to continue to result in increased costs related to regulatory oversight, supervision and examination and additional restitution to the Company’s Card Members and may result in additional regulatory actions, including civil money penalties.

In December 2013, the Company announced that certain of its subsidiaries reached settlements with several banking regulators, including the CFPB, to resolve regulatory reviews of marketing and billing practices related to several credit card add-on products. For a description of these settlements, see “Legal Proceedings” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013.

In October 2012, the Company announced that it and certain of its subsidiaries reached settlements with several bank regulators, including the CFPB, relating to certain aspects of the Company’s U.S. consumer card practices, which requires the Company to undertake certain actions that will continue in 2014. For a description of these settlements, see “Legal Proceedings” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.

Dodd-Frank prohibits payment card networks from restricting merchants from offering discounts or incentives to customers to pay with particular forms of payment, such as cash, check, credit or debit card, or restricting merchants from setting certain minimum, and for certain merchants maximum, transaction amounts for credit cards, as long as any such discounts or incentives or any minimum or maximum transaction amounts do not discriminate on the basis of the issuer or network and comply with applicable federal or state disclosure requirements.

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

Dodd-Frank also authorizes the Federal Reserve to establish enhanced prudential regulatory requirements, including capital, leverage and liquidity standards, risk management requirements, concentration limits on credit exposures, mandatory resolution plans (so-called “living wills”) and stress tests for, among others, large bank holding companies, such as the Company, that have greater than $50 billion in assets. The Company is also required to develop and maintain a “capital plan,” and to submit the capital plan to the Federal Reserve for its quantitative and qualitative review under the Federal Reserve’s CCAR process. In addition, certain derivative transactions are now required to be centrally cleared, which will increase collateral posting requirements for the Company.

Many provisions of Dodd-Frank require the adoption of additional rules or regulatory guidance for complete implementation. In addition, Dodd-Frank mandates multiple studies, which could result in additional legislative or regulatory action. Accordingly, the ultimate consequences of Dodd-Frank and its implementing regulations on the Company’s business, results of operations and financial condition continues to be uncertain at this time.

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

Department of Justice Litigation

The U.S. Department of Justice (DOJ) and certain states attorneys general have brought an action against the Company alleging that the provisions in the Company’s card acceptance agreements with merchants that prohibit merchants from discriminating against the Company’s card products at the point of sale violate the U.S. antitrust laws. See Item 1. “Legal Proceedings” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, for descriptions of the DOJ action and related cases. Visa and MasterCard, which were also defendants in the DOJ and state action, entered into a settlement agreement and have been dismissed as parties pursuant to that agreement. The settlement enjoins Visa and MasterCard, with certain exceptions, from adopting or enforcing rules or entering into contracts that prohibit merchants from engaging in various actions to steer cardholders to other card products or payment forms at the point of sale. If similar conditions were imposed on American Express, it could have a material adverse effect on American Express’ business.

Other Legislative and Regulatory Initiatives

The payment card sector also faces continuing scrutiny in connection with the fees merchants pay to accept cards and terms of merchant rules and contracts. Regulators and legislators outside the U.S. have focused on the way bankcard network members collectively set the “interchange” (that is, the fee paid by the bankcard merchant acquirer to the card issuer in “four-party” payment networks, like Visa and MasterCard). Although, unlike the Visa and MasterCard networks, the American Express “three-party” payment network does not have interchange fees or collectively set any fees, antitrust actions and government regulation relating to merchant pricing or terms of merchant rules and contracts could affect all networks.

In January 2012, the European Commission (the Commission) published a Green Paper (a document to begin a process of consultation toward potential regulation) covering a range of issues affecting the payments industry. The Commission completed the consultation process and on July 24, 2013, issued its recommendations, which included draft legislation now under consideration within the European Parliament. The Commission’s recommendations included a number of proposals that would likely have significant impact across the industry and would apply either in whole or in part to American Express. The proposed changes include:

•

Price caps — The Commission proposed capping interchange fees at 20 basis points for debit and prepaid cards and 30 basis points for credit and charge cards. Although American Express does not have interchange fees like four-party networks such as Visa and MasterCard have, the caps would be deemed to apply to elements of the financial arrangements agreed between American Express and each GNS partner in the European Union (the EU). The discount rates American Express agrees with merchants would not be capped, but the interchange caps could exert downward pressures on merchant fees across the industry, including American Express discount rates. The Commission would exclude commercial card transactions generally from the scope of these caps.

•

Network rules on card acceptance — The Commission proposed to prohibit honor-all-cards and anti-steering rules across all card networks. In addition, the draft proposals sought harmonization of surcharging rules so that, across the EU, transactions that are subject to the interchange caps may not be surcharged, but transactions falling outside the scope of the caps could be surcharged up to cost.

•

Network licensing — The Commission proposed to require all networks, including three-party payment networks that operate with licensing arrangements, which would include the Company’s GNS business, to establish objective, proportionate and non-discriminatory criteria under which a financial institution could qualify to be licensed to operate on the network. In addition, the scope of network licenses would be required to cover the entire EU. These requirements are inconsistent with the flexibility and discretion that American Express has had to date in deciding when, where and with whom to grant a license in the GNS business.

•

Separation of network processing — The Commission proposed to require card networks to separate their network processing functions (in which transactions between different issuers and acquirers are processed for authorization, clearing and settlement). This proposal does not apply to three-party payment networks, such as American Express, but may be deemed applicable in situations where a different GNS issuer and acquirer is involved in a transaction, which represent a very small percentage of transactions on the American Express network. Further clarification of the applicability of this requirement is needed where, as with GNS, licensing arrangements do not give rise to inter-bank transactions or relationships.

These proposals are currently subject to debate and amendment by the European Parliament and Council in a complex legislative process that will also involve the EC. It is too early to assess the exact scope and impact of any final legislation.

In certain countries, such as Australia, and in certain member states in the EU, merchants are permitted by law to surcharge card purchases. While surcharging continues to be actively considered in certain jurisdictions, the benefits to customers have not been apparent in countries that have allowed it, and in some cases regulators are addressing concerns about excessive surcharging by merchants. Surcharging, particularly where it disproportionately impacts American Express Card Members, which is known as differential surcharging, could have a material adverse effect on the Company if it becomes widespread. The Reserve Bank of Australia changed the Australian surcharging standards beginning March 18, 2013 to allow the Company and other networks to limit a merchant’s right to surcharge to “the reasonable cost of card acceptance.” In the EU, the Consumer Rights Directive, prohibits merchants from surcharging

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

card purchases more than the merchants’ cost of acceptance in those member states that permit surcharging.

Although neither a legislative nor regulatory initiative, the settlement by MasterCard and Visa in a U.S. merchant class litigation required, among other things, MasterCard and Visa to permit U.S. merchants, subject to certain conditions, to surcharge credit cards, while allowing them to continue to prohibit surcharges on debit and prepaid card transactions. In December 2013, we announced the proposed settlement of a number of U.S. merchant class action lawsuits, which if approved, would change certain surcharging provisions in our U.S. card acceptance agreements. For a further description of the proposed settlement, see Item 1. “Legal Proceedings” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013.

Also, other countries in which the Company operates have been considering, and in some cases adopting similar legislation and rules that would impose changes on certain practices of card issuers, merchant acquirers and payment networks. Governments in several countries have established or are proposing to establish payment system regulatory regimes. Broad regulatory oversight over payment systems can include rules regarding fees involved in the operation of card networks and, in some cases, requirements for international card networks to be locally licensed and/or to localize aspects of their operations. The development and enforcement of regulatory regimes may adversely affect our ability to maintain or increase our revenues and extend our global network.

Refer to “Consolidated Capital Resources and Liquidity” for a discussion of capital adequacy requirements established by federal banking regulators.

RECENTLY ISSUED ACCOUNTING STANDARDS

Refer to the Recently Issued Accounting Standards section of Note 1 to the Consolidated Financial Statements.

GLOSSARY OF SELECTED TERMINOLOGY

Adjusted average loans — Represents average Card Member loans excluding the impact of deferred card fees, net of direct acquisition costs of Card Member loans and certain other immaterial items.

Adjusted net interest income — Represents net interest income attributable to the Company’s Card Member loans portfolio excluding the impact of interest expense and interest income not attributable to the Company’s Card Member loans portfolio.

Asset securitizations — Asset securitization involves the transfer and sale of receivables or loans to a special-purpose entity created for the securitization activity, typically a trust. The trust, in turn, issues securities, commonly referred to as asset-backed securities, that are secured by the transferred receivables or loans. The trust uses the proceeds from the sale of such securities to pay the purchase price for the underlying receivables or loans. The receivables and loans of the Company’s Charge Trust II and Lending Trust being securitized are reported as assets on the Company’s Consolidated Balance Sheets.

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

Basic cards-in-force — Proprietary basic consumer cards-in-force includes basic cards issued to the primary account owner and does not include additional supplemental cards issued on that account. Proprietary basic small business and corporate cards-in-force include basic and supplemental cards issued to employee Card Members. Non-proprietary basic cards-in-force includes cards that are issued and outstanding under network partnership agreements, except for supplemental cards and retail co-brand Card Member accounts which have had no out-of-store spend activity during the prior 12-month period.

Billed business — Includes activities (including cash advances) related to proprietary cards, cards issued under network partnership agreements (non-proprietary billed business), corporate payments and certain insurance fees charged on proprietary cards. In-store spend activity within retail co-brand portfolios in GNS, from which the Company earns no revenue, is not included in non-proprietary billed business. Card billed business is reflected in the U.S. or outside the U.S. based on where the Card Member is domiciled.

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

Card acquisition — Primarily represents the issuance of new cards to either new or existing Card Members through marketing and promotion efforts.

Card Member — The individual holder of an issued American Express branded charge or credit card.

Card Member loans — Represents the outstanding amount due from Card Members for charges made on their American Express credit cards, as well as any interest charges and card-related fees. Card Member loans also include revolving balances on certain American Express charge card products and are net of deferred card fees.

Card Member receivables — Represents the outstanding amount due from Card Members for charges made on their American Express charge cards as well as any card-related fees.

Charge cards — Represents cards that generally carry no pre-set spending limits and are primarily designed as a method of payment and not as a means of financing purchases. Charge Card Members generally must pay the full amount billed each month. No finance charges are assessed on charge cards. Each charge card transaction is authorized based on its likely economics reflecting a customer’s most recent credit information and spend patterns. Some charge card accounts have an additional lending-on-charge feature that allows revolving certain balances.

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

Credit cards — Represents cards that have a range of revolving payment terms, grace periods, and rate and fee structures.

Discount revenue — Represents revenue earned from fees generally charged to merchants with whom the Company has entered into a card acceptance agreement for processing Card Member transactions. The discount fee generally is deducted from the Company’s payment reimbursing the merchant for Card Member purchases. Discount revenue is reduced by other payments made to merchants, third-party card issuing partners, cash-back reward costs, corporate incentive payments and other contra-revenue items.

Interest expense — Interest expense includes interest incurred primarily to fund Card Member loans, charge card product receivables, general corporate purposes, and liquidity needs, and is recognized as incurred. Interest expense is divided principally into two categories: (i) deposits, which primarily relates to interest expense on deposits taken from customers and institutions and (ii) long-term debt, which primarily relates to interest expense on the Company’s long-term financing and short-term borrowings, which primarily relates to interest expense on commercial paper, federal funds purchased, bank overdrafts and other short-term borrowings.

Interest income — Interest income includes (i) interest on loans, (ii) interest and dividends on investment securities and (iii) interest income on deposits with banks and others.

Interest on loans — is assessed using the average daily balance method for loans. Unless the loan is classified as non-accrual, interest is recognized based upon the principal amount outstanding in accordance with the terms of the applicable account agreement until the outstanding balance is paid or written off.

Interest and dividends on investment securities — primarily relates to the Company’s performing fixed-income securities. Interest income is accrued as earned using the effective interest method, which adjusts the yield for security premiums and discounts, fees and other payments, so that the related investment security recognizes a constant rate of return on the outstanding balance throughout its term. These amounts are recognized until these securities are in default or when it is likely that future interest payments will not be made as scheduled.

Interest income on deposits with banks and other — is recognized as earned, and primarily relates to the placement of cash in excess of near-term funding requirements in interest-bearing time deposits, overnight sweep accounts, and other interest bearing demand and call accounts.

Merchant acquisition — Represents the signing of merchants to accept American Express-branded cards.

Net card fees — Represents the card membership fees earned during the period. These fees are recognized as revenue over the covered card membership period (typically one year), net of provision for projected refunds for cancellation of card membership.

Net interest yield on Card Member loans — Net interest yield on Card Member loans is computed by dividing adjusted net interest income by adjusted average loans, computed on an annualized basis. The calculation of net interest yield on Card Member loans includes interest that is deemed uncollectible. For all presentations of net interest yield on Card Member loans, reserves and net write-offs related to uncollectible interest are recorded through provisions for losses — Card Member loans; therefore, such reserves and net write-offs are not included in the net interest yield calculation.

Net loss ratio — Represents the ratio of ICS and GCS charge card write-offs consisting of principal (resulting from authorized and unauthorized transactions) and fee components, less recoveries, on Card Member receivables expressed as a percentage of gross amounts billed to Card Members.

Net write-off rate — principal only — Represents the amount of Card Member loans or USCS Card Member receivables written off consisting of principal (resulting from authorized transactions), less recoveries, as a percentage of the average loan balance or USCS average receivables during the period.

Net write-off rate — principal, interest and fees — Includes, in the calculation of the net write-off rate, amounts for interest and fees in addition to principal for Card Member loans, and fees in addition to principal for USCS Card Member receivables.

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

Segment capital — Represents the capital allocated to a segment based upon specific business operational needs, risk measures and regulatory capital requirements.

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

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

Tier 1 risk-based capital ratio — Refer to the Capital Strategy section under “Consolidated Capital Resources and Liquidity” for the definitions under Basel I and Basel III.

Total cards-in-force — Represents the number of cards that are issued and outstanding. Non-proprietary cards-in-force includes all cards that are issued and outstanding under network partnership agreements, except for retail co-brand Card Member accounts which have no out-of-store spend activity during the prior 12-month period.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update or revise any forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements, include, but are not limited to, the following:

•

the ability to hold annual operating expense growth to less than 3 percent during 2014, which will depend in part on unanticipated increases in significant categories of operating expenses, such as consulting or professional fees, compliance or regulatory-related costs and technology costs, the payment of monetary damages and penalties, disgorgement and restitution, the Company’s decision to increase or decrease discretionary operating expenses depending on overall business performance, the Company’s ability to achieve the expected benefits of the Company’s reengineering plans, which will be impacted by, among other things, the factors identified in the third bullet below, the Company’s ability to balance expense control and investments in the business, the impact of changes in foreign currency exchange rates on costs and results, the impact of accounting changes and reclassifications, and the level of acquisition activity and related expenses;

•

the actual amount to be spent by the Company on investments in the business, including on marketing, promotion, rewards and Card Member services and certain operating expenses and in such areas as affluent consumers, small businesses, business-to-business payments, merchant coverage, international growth, prepaid and online/mobile commerce, as well as the actual amount of any potential gain arising from the proposed GBT joint venture transaction the Company decides to invest in growth initiatives, which will be based in part on management’s assessment of competitive opportunities and the Company’s performance and the ability to control operating, infrastructure, advertising, promotion and rewards expenses as business expands or changes, including the changing behavior of Card Members;

•

changes affecting the Company’s ability or desire to repurchase up to $1.0 billion of its common shares in the first quarter of 2014, such as acquisitions, results of operations, capital needs and the amount of shares issued by the Company to employees upon the exercise of options, among other factors, which will significantly impact the potential decrease in the Company’s capital ratios;

•

the possibility of not achieving the expected timing and financial impact of the Company’s reengineering plans, which could be caused by factors such as the Company’s inability to mitigate the operational and other risks posed by planned staff reductions, the Company’s inability to develop and implement technology resources to realize cost savings, underestimating hiring needs related to some of the job positions being eliminated and other employee needs not currently anticipated, lower than expected attrition rates and higher than expected redeployment rates;

•

the ability of the Company to meet its on-average and over-time growth targets for revenues net of interest expense, earnings per share and return on average equity, which will depend on factors such as the Company’s success in implementing its strategies and business initiatives including growing the Company’s share of overall spending, increasing merchant coverage, enhancing its pre-paid offerings, expanding the GNS business and controlling expenses, and on factors outside management’s control including the willingness of Card Members to sustain spending, the effectiveness of marketing and loyalty programs, regulatory and market pressures on pricing, credit trends, currency and interest rate fluctuations, and changes in general economic conditions, such as GDP growth, consumer confidence, unemployment and the housing market;

•

the ability of the Company to meet its on-average and over-time objective to return 50 percent of capital generated to shareholders through dividends and share repurchases, which will depend on factors such as approval of the Company’s capital plans by its regulators, the amount the Company spends on acquisitions, the Company’s results of operations and capital needs in any given period, and the amount of shares issued by the Company to employees upon the exercise of options;

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

•

uncertainties associated with creation of a joint venture for the Company’s GBT operations, including events impacting the likelihood and timing of the creation of the joint venture, execution of transaction documentation and completion of the transaction, such as continued negotiations, ongoing diligence, regulatory and other approvals and consultation requirements; the ability of the potential investors to fund their investment in the joint venture; uncertainty relating to the timing and magnitude of the recognition of a gain by American Express as a result of the transaction, such as the amount of the funds ultimately raised by the joint venture and when assets are transferred to the joint venture; the underlying assumptions related to the transaction proving to be inaccurate or unrealized, such as the ability of the transaction to accelerate the transformation and growth of the corporate travel business and the ability to realize strategic linkages between the business operations of the joint venture and American Express following the transaction, including the acceleration of growth in the corporate payments business; and the joint venture’s ability to successfully create additional investment capacity and enhance the suite of products and services available upon consummation of the transaction;

•

uncertainty relating to the outcomes and costs associated with merchant class actions, including the success or failure of the proposed settlement agreement, such as objections to the settlement agreement by plaintiffs and other parties and uncertainty and timing related to the approval of the settlement agreement by the Court, which can be impacted by appeals;

•

changes in global economic and business conditions, including consumer and business spending, the availability and cost of credit, unemployment and political conditions, all of which may significantly affect spending on American Express cards, delinquency rates, loan balances and other aspects of the Company’s business and results of operations;

•

changes in capital and credit market conditions, including sovereign creditworthiness, which may significantly affect the Company’s ability to meet its liquidity needs, expectations regarding capital and liquidity ratios, access to capital and cost of capital, including changes in interest rates; changes in market conditions affecting the valuation of the Company’s assets; or any reduction in the Company’s credit ratings or those of its subsidiaries, which could materially increase the cost and other terms of the Company’s funding, restrict its access to the capital markets or result in contingent payments under contracts;

•

the Company’s funding plan for the full year 2014 being implemented in a manner inconsistent with current expectations, which will depend on various factors such as future business growth, the impact of global economic, political and other events on market capacity, demand for securities offered by the Company, regulatory changes, ability to securitize and sell receivables and the performance of receivables previously sold in securitization transactions;

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

•

legal and regulatory developments wherever the Company does business, including legislative and regulatory reforms in the U.S., such as the establishment of the CFPB and Dodd-Frank’s stricter regulation of large, interconnected financial institutions, which could make fundamental changes to many of the Company’s business practices or materially affect its capital or liquidity requirements, results of operations, or ability to pay dividends or repurchase its stock; actions and potential future actions by the FDIC and credit rating agencies applicable to securitization trusts, which could impact the Company’s ABS program; or potential changes to the taxation of the Company’s businesses, the allowance of deductions for significant expenses, or the incidence of consumption taxes on the Company’s transactions, products and services;

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

•

the impact of final laws and regulations, if any, arising from the European Commission’s legislative proposals covering a range of issues affecting the payments industry, which will depend on various factors, including, but not limited to, the issues presented and decisions made in the European legislative and regulatory processes addressing the proposed regulation of interchange fees and other practices related to card-based payment transactions, the amount of time these processes take to reach completion, and the actual pricing and other requirements ultimately adopted in the final laws and regulations in the European Union and its member states;

AMERICAN EXPRESS COMPANY

2013 FINANCIAL REVIEW

•

the ability of the Company to maintain and expand its presence in the digital payments space, including online and mobile channels, which will depend on the Company’s success in evolving its business models and processes for the digital environment, building partnerships and executing programs with companies, and utilizing digital capabilities that can be leveraged for future growth;

•

factors beyond the Company’s control such as fire, power loss, disruptions in telecommunications, severe weather conditions, natural disasters, terrorism, cyber attacks or fraud, which could significantly affect spending on American Express cards, delinquency rates, loan balances and travel-related spending or disrupt the Company’s global network systems and ability to process transactions; and

•

the potential failure of the U.S. Congress to renew legislation regarding the active financing exception to Subpart F of the Internal Revenue Code, which could increase the Company’s effective tax rate and have an adverse impact on net income.

A further description of these uncertainties and other risks can be found in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 and the Company’s other reports filed with the Securities and Exchange Commission.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (1992).

Based on management’s assessment and those criteria, we conclude that, as of December 31, 2013, the Company’s internal control over financial reporting is effective.

PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, has issued an attestation report appearing on the following page on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013.

AMERICAN EXPRESS COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AMERICAN EXPRESS COMPANY:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows and shareholders’ equity present fairly, in all material respects, the financial position of American Express Company and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

New York, New York

February 25, 2014

AMERICAN EXPRESS COMPANY

AMERICAN EXPRESS COMPANY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31 (Millions, except per share amounts)	2013	2012	2011

Revenues
Non-interest revenues
Discount revenue	$18,695	$17,739	$16,734
Net card fees	2,631	2,506	2,448
Travel commissions and fees	1,913	1,940	1,971
Other commissions and fees	2,414	2,317	2,269
Other	2,274	2,425	2,164

Total non-interest revenues	27,927	26,927	25,586

Interest income
Interest on loans	6,718	6,511	6,272
Interest and dividends on investment securities	201	246	327
Deposits with banks and other	86	97	97

Total interest income	7,005	6,854	6,696

Interest expense
Deposits	442	480	528
Long-term debt and other	1,516	1,746	1,792

Total interest expense	1,958	2,226	2,320

Net interest income	5,047	4,628	4,376

Total revenues net of interest expense	32,974	31,555	29,962

Provisions for losses
Charge card	789	742	770
Card Member loans	1,229	1,149	253
Other	92	99	89

Total provisions for losses	2,110	1,990	1,112

Total revenues net of interest expense after provisions for losses	30,864	29,565	28,850

Expenses
Marketing, promotion, rewards and Card Member services	10,267	9,944	9,930
Salaries and employee benefits	6,191	6,597	6,252
Other, net	6,518	6,573	5,712

Total	22,976	23,114	21,894

Pretax income from continuing operations	7,888	6,451	6,956
Income tax provision	2,529	1,969	2,057

Income from continuing operations	5,359	4,482	4,899
Income from discontinued operations, net of tax	—	—	36

Net income	$5,359	$4,482	$4,935

Earnings per Common Share – Basic: (Note 18)
Income from continuing operations attributable to common shareholders(a)	$4.91	$3.91	$4.11
Income from discontinued operations	—	—	0.03

Net income attributable to common shareholders(a)	$4.91	$3.91	$4.14

Earnings per Common Share – Diluted: (Note 18)
Income from continuing operations attributable to common shareholders(a)	$4.88	$3.89	$4.09
Income from discontinued operations	—	—	0.03

Net income attributable to common shareholders(a)	$4.88	$3.89	$4.12

Average common shares outstanding for earnings per common share:
Basic	1,082	1,135	1,178
Diluted	1,089	1,141	1,184

(a)	Represents income from continuing operations or net income, as applicable, less earnings allocated to participating share awards and other items of $47 million, $49 million and $58 million for the years ended December 31, 2013, 2012 and 2011, respectively.

See Notes to Consolidated Financial Statements.

AMERICAN EXPRESS COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31 (Millions)	2013	2012	2011

Net income	$5,359	$4,482	$4,935
Other comprehensive (loss) income:
Net unrealized securities (losses) gains, net of tax	(252)	27	231
Net unrealized derivatives gains, net of tax	—	1	6
Foreign currency translation adjustments, net of tax	(336)	(72)	(179)
Net unrealized pension and other postretirement benefit gains (losses), net of tax	89	(7)	(17)

Other comprehensive (loss) income	(499)	(51)	41

Comprehensive income	$4,860	$4,431	$4,976

See Notes to Consolidated Financial Statements.

AMERICAN EXPRESS COMPANY

CONSOLIDATED BALANCE SHEETS

December 31 (Millions, except per share data)	2013	2012

Assets
Cash and cash equivalents
Cash and due from banks	$2,212	$2,020
Interest-bearing deposits in other banks (includes securities purchased under resale agreements: 2013, $143; 2012, $58)	16,776	19,892
Short-term investment securities	498	338

Total cash and cash equivalents	19,486	22,250
Accounts receivable
Card Member receivables (includes gross receivables available to settle obligations of consolidated variable interest entities: 2013, $7,329; 2012, $8,012), less reserves: 2013, $386; 2012, $428	43,777	42,338
Other receivables, less reserves: 2013, $71; 2012, $86	3,408	3,576
Loans
Card Member loans (includes gross loans available to settle obligations of consolidated variable interest entities: 2013, $31,245; 2012, $32,731), less reserves: 2013, $1,261; 2012, $1,471	65,977	63,758
Other loans, less reserves: 2013, $13; 2012, $20	608	551
Investment securities	5,016	5,614
Premises and equipment, less accumulated depreciation and amortization: 2013, $5,978; 2012, $5,429	3,875	3,635
Other assets (includes restricted cash of consolidated variable interest entities: 2013, $58; 2012, $76)	11,228	11,418

Total assets	$153,375	$153,140

Liabilities and Shareholders’ Equity
Liabilities
Customer deposits	$41,763	$39,803
Travelers Cheques and other prepaid products	4,240	4,601
Accounts payable	10,615	10,006
Short-term borrowings (includes debt issued by consolidated variable interest entities: 2013, $2,000; 2012, nil)	5,021	3,314
Long-term debt (includes debt issued by consolidated variable interest entities: 2013, $18,690; 2012, $19,277)	55,330	58,973
Other liabilities	16,910	17,557

Total liabilities	$133,879	$134,254

Commitments and Contingencies (Note 24)
Shareholders’ Equity
Common shares, $0.20 par value, authorized 3.6 billion shares; issued and outstanding 1,064 million shares as of December 31, 2013 and 1,105 million shares as of December 31, 2012	213	221
Additional paid-in capital	12,202	12,067
Retained earnings	8,507	7,525
Accumulated other comprehensive (loss) income
Net unrealized securities gains, net of tax of: 2013, $33; 2012, $175	63	315
Foreign currency translation adjustments, net of tax of: 2013, $(526); 2012, $(611)	(1,090)	(754)
Net unrealized pension and other postretirement benefit losses, net of tax of: 2013, $(177); 2012, $(233)	(399)	(488)

Total accumulated other comprehensive loss	(1,426)	(927)

Total shareholders’ equity	19,496	18,886

Total liabilities and shareholders’ equity	$153,375	$153,140

See Notes to Consolidated Financial Statements.

AMERICAN EXPRESS COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31 (Millions)	2013	2012	2011

Cash Flows from Operating Activities
Net income	$5,359	$4,482	$4,935
Income from discontinued operations, net of tax	—	—	(36)

Income from continuing operations	5,359	4,482	4,899
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Provisions for losses	2,110	1,990	1,112
Depreciation and amortization	1,020	991	918
Deferred taxes and other	(283)	218	818
Stock-based compensation	350	297	301
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Other receivables	(73)	153	663
Other assets	335	390	(635)
Accounts payable and other liabilities	88	(358)	2,186
Travelers Cheques and other prepaid products	(359)	(540)	(494)
Premium paid on debt exchange	—	(541)	—

Net cash provided by operating activities	8,547	7,082	9,768

Cash Flows from Investing Activities
Sale of investments	217	525	1,176
Maturity and redemption of investments	1,292	1,562	6,074
Purchase of investments	(1,348)	(473)	(1,158)
Net increase in Card Member loans/receivables	(6,301)	(6,671)	(8,358)
Purchase of premises and equipment, net of sales: 2013, $72; 2012, $3; 2011, $16	(1,006)	(1,053)	(1,189)
Acquisitions/dispositions, net of cash acquired/sold	(195)	(466)	(610)
Net decrease in restricted cash	72	31	3,574

Net cash used in investing activities	(7,269)	(6,545)	(491)

Cash Flows from Financing Activities
Net increase in customer deposits	1,195	2,300	8,232
Net increase (decrease) in short-term borrowings	1,843	(1,015)	705
Issuance of long-term debt	11,995	13,934	13,982
Principal payments on long-term debt	(14,763)	(14,076)	(21,029)
Issuance of American Express common shares	721	443	594
Repurchase of American Express common shares	(3,943)	(3,952)	(2,300)
Dividends paid	(939)	(902)	(861)

Net cash used in financing activities	(3,891)	(3,268)	(677)

Effect of exchange rate changes on cash and cash equivalents	(151)	88	(63)

Net (decrease) increase in cash and cash equivalents	(2,764)	(2,643)	8,537
Cash and cash equivalents at beginning of year	22,250	24,893	16,356

Cash and cash equivalents at end of year	$19,486	$22,250	$24,893

Supplemental cash flow information
Non-cash financing activities
Impact of debt exchange on long-term debt	$—	$439	$—

See Notes to Consolidated Financial Statements.

AMERICAN EXPRESS COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Three Years Ended December 31, 2013 (Millions, except per share amounts)	Total	Common Shares	Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Retained Earnings

Balances as of December 31, 2010	$16,230	$238	$11,937	$(917)	$4,972
Net income	4,935				4,935
Other comprehensive income	41			41
Repurchase of common shares	(2,300)	(10)	(494)		(1,796)
Other changes, primarily employee plans	744	4	774		(34)
Cash dividends declared common, $0.72 per share	(856)				(856)

Balances as of December 31, 2011	18,794	232	12,217	(876)	7,221
Net income	4,482				4,482
Other comprehensive loss	(51)			(51)
Repurchase of common shares	(4,000)	(14)	(765)		(3,221)
Other changes, primarily employee plans	570	3	615		(48)
Cash dividends declared common, $0.80 per share	(909)				(909)

Balances as of December 31, 2012	18,886	221	12,067	(927)	7,525
Net income	5,359				5,359
Other comprehensive loss	(499)			(499)
Repurchase of common shares	(4,000)	(11)	(648)		(3,341)
Other changes, primarily employee plans	717	3	783		(69)
Cash dividends declared common, $0.89 per share	(967)				(967)

Balances as of December 31, 2013	$19,496	$213	$12,202	$(1,426)	$8,507

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

PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements of the Company are prepared in conformity with U.S. generally accepted accounting principles (GAAP). Significant intercompany transactions are eliminated.

The Company consolidates entities in which it holds a “controlling financial interest.” For voting interest entities, the Company is considered to hold a controlling financial interest when it is able to exercise control over the investees’ operating and financial decisions. For variable interest entities (VIEs), it is considered to hold a controlling financial interest when it is determined to be the primary beneficiary. A primary beneficiary is the party that has both: (1) the power to direct the activities that most significantly impact that entity’s economic performance, and (2) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. The determination of whether an entity is a VIE is based on the amount and characteristics of the entity’s equity.

Entities in which the Company’s voting interest in common equity does not provide it with control, but allows the Company to exert significant influence over the operating and financial decisions, are accounted for under the equity method. All other investments in equity securities, to the extent that they are not considered marketable securities, are accounted for under the cost method.

FOREIGN CURRENCY

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars based upon exchange rates prevailing at the end of each year. The resulting translation adjustments, along with any related qualifying hedge and tax effects, are included in accumulated other comprehensive (loss) income (AOCI), a component of shareholders’ equity. Translation adjustments, including qualifying hedge and tax effects, are reclassified to earnings upon the sale or substantial liquidation of investments in foreign operations. Revenues and expenses are translated at the average month-end exchange rates during the year. Gains and losses related to transactions in a currency other than the functional currency, including operations outside the U.S. where the functional currency is the U.S. dollar, are reported net in the Company’s Consolidated Statements of Income, in other non-interest revenue, interest income, interest expense, or other expenses, depending on the nature of the activity. Net foreign currency transaction gains amounted to approximately $108 million, $120 million and $145 million in 2013, 2012 and 2011, respectively.

AMOUNTS BASED ON ESTIMATES AND ASSUMPTIONS

Accounting estimates are an integral part of the Consolidated Financial Statements. These estimates are based, in part, on management’s assumptions concerning future events. Among the more significant assumptions are those that relate to reserves for Card Member losses on loans and receivables, the proprietary point liability for Membership Rewards costs, fair value measurement, goodwill and income taxes. These accounting estimates reflect the best judgment of management, but actual results could differ.

TOTAL REVENUES NET OF INTEREST EXPENSE

Discount Revenue

Discount revenue represents fees generally charged to merchants with which the Company, or a Global Network Services (GNS) partner, has entered into card acceptance agreements for facilitating transactions between the merchants and the Company’s Card Members. The discount fee generally is deducted from the payment to the merchant and recorded as discount revenue at the time the charge is captured.

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

Travel Commissions and Fees

The Company earns travel commissions and fees by charging clients transaction or management fees for selling and arranging travel and for travel management services. Client transaction fee revenue is recognized at the time the client books the travel arrangements. Travel management services revenue is recognized over the contractual term of the agreement. The Company’s travel suppliers (e.g., airlines, hotels and car rental companies) pay commissions and fees on tickets issued, sales and other services based on contractual agreements. Commissions and fees from travel suppliers are generally recognized at the time a ticket is purchased or over the term of the contract. Commissions and fees that are based on services rendered (e.g., hotel stays and car rentals) are recognized based on usage.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Commissions and Fees

Other commissions and fees include foreign currency conversion fees, Card Member delinquency fees, service fees and other card related assessments, which are recognized primarily in the period in which they are charged to the Card Member (refer to Note 19). In addition, service fees are also earned from other customers (e.g., merchants) for a variety of services and are recognized when the service is performed, which is generally in the period the fee is charged. Also included are fees related to the Company’s Membership Rewards program, which are deferred and recognized over the period covered by the fee. The unamortized Membership Rewards fee balance is included in other liabilities on the Consolidated Balance Sheets (refer to Note 11).

Contra-revenue

The Company regularly makes payments through contractual arrangements with merchants, corporate payments clients, Card Members and certain other customers. Payments to such customers, including cash rebates paid to Card Members, are generally classified as contra-revenue unless a specifically identifiable benefit (e.g., goods or services) is received by the Company or its Card Members in consideration for that payment, and the fair value of such benefit is determinable and measurable. If no such benefit is identified, then the entire payment is classified as contra-revenue and included in the Consolidated Statements of Income in the revenue line item where the related transactions are recorded (e.g., discount revenue, travel commissions and fees and other commissions and fees). If such a benefit is identified, then the payment is classified as expense up to the estimated fair value of the benefit.

Interest Income

Interest on Card Member loans is assessed using the average daily balance method. Unless the loan is classified as non-accrual, interest is recognized based upon the outstanding balance, in accordance with the terms of the applicable account agreement, until the outstanding balance is paid or written off.

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

Interest Expense

Interest expense includes interest incurred primarily to fund Card Member loans, charge card product receivables, general corporate purposes, and liquidity needs, and is recognized as incurred. Interest expense is divided principally into two categories: (i) deposits, which primarily relates to interest expense on deposits taken from customers and institutions, and (ii) long-term debt and other, which primarily relates to interest expense on the Company’s long-term financing and short-term borrowings, and the realized impact of derivatives hedging interest rate risk.

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

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OTHER SIGNIFICANT ACCOUNTING POLICIES

The following table identifies the Company’s other significant accounting policies, the Note and page where the Note can be found.

Significant Accounting Policy	Note Number	Note Title	Page

Fair Value Measurements	Note 3	Fair Values	Page 68

Accounts Receivable	Note 4	Accounts Receivable and Loans	Page 72

Loans	Note 4	Accounts Receivable and Loans	Page 72

Reserves for Losses	Note 5	Reserves for Losses	Page 77

Investment Securities	Note 6	Investment Securities	Page 79

Asset Securitizations	Note 7	Asset Securitizations	Page 80

Goodwill and Other Intangible Assets	Note 8	Other Assets	Page 81

Membership Rewards	Note 11	Other Liabilities	Page 87

Derivative Financial Instruments and Hedging Activities	Note 12	Derivatives and Hedging Activities	Page 87

Income Taxes	Note 17	Income Taxes	Page 94

Stock-based Compensation	Note 20	Stock Plans	Page 97

Retirement Plans	Note 21	Retirement Plans	Page 98

Regulatory Matters and Capital Adequacy	Note 23	Regulatory Matters and Capital Adequacy	Page 100

Legal Contingencies	Note 24	Commitments and Contingencies	Page 101

Reportable Operating Segments	Note 25	Reportable Operating Segments and Geographic Operations	Page 102

RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board recently issued Accounting Standards Update (ASU) No. 2014-01, Investments – Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects. Provided certain conditions are met, this standard permits entities to account for investments in qualified affordable housing projects using the proportional amortization method, which results in amortizing the initial cost of the investment in proportion to the tax credits and other tax benefits received, and recognizing the net investment performance in the income statement as a component of income tax expense. Additionally, the standard requires new disclosures about all investments in qualified affordable housing projects irrespective of the method used to account for the investments. The standard, which is to be retrospectively applied, will be effective beginning in the first quarter of 2015; however, early adoption is permitted. This standard is not expected to have a material impact on the Company’s financial position or results of operations upon adoption.

CLASSIFICATION OF VARIOUS ITEMS

Certain reclassifications of prior period amounts have been made to conform to the current period presentation. These reclassifications did not have a material impact on the Company’s financial position, results of operations or cash flows.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

ACQUISITIONS AND DIVESTITURES

Loyalty Partner Acquisition

On March 1, 2011, the Company completed the acquisition of a controlling interest in Loyalty Partner, a leading marketing services company that operates loyalty programs in Germany, Poland, India and Mexico. Loyalty Partner also provides market analysis, operating platforms and consulting services that help merchants grow their businesses. Total consideration was $616 million. Upon acquisition, the Company had an option to acquire the remaining non-controlling equity interest (NCI) over a three-year period beginning at the end of 2013 at a price based on business performance, which had an estimated fair value of $148 million at the acquisition date.

This acquisition did not have a significant impact on either the Company’s consolidated results of operations or the International Card Services segment (ICS) for the years ended December 31, 2013, 2012 and 2011.

The following table summarizes the assets acquired and liabilities assumed for this acquisition as of the acquisition date:

(Millions)	Loyalty Partner(a)

Goodwill	$539
Definite-lived intangible assets	295
Other assets	208

Total assets	1,042
Total liabilities (including NCI)	426

Net assets acquired	$616

(a)	The final purchase price allocation was completed in 2012. The above amounts do not differ significantly from the estimates at the acquisition date.

In November 2013, the Company entered into an agreement to extinguish a portion of the NCI in exchange for a cash payment of $132 million and to convert the remaining NCI to an option that is accounted for as a long-term liability with an initial value of $121 million. The Company reduced equity by $107 million in connection with this agreement.

GLOBAL BUSINESS TRAVEL DIVESTITURE

As announced during the third quarter of 2013, the Company plans to create a new joint venture for its Global Business Travel (GBT) operations. It is expected that GBT’s operations, business relationships and other assets would be held and operated by the joint venture entity. As presently contemplated, at the closing of the transaction the Company would maintain an approximate 50 percent ownership stake in the joint venture, while an investor group would own the remaining interest. The transaction remains subject to the execution of definitive agreements and receipt of regulatory and other approvals. Assuming these conditions are met, the Company would plan to close the transaction in the second quarter of 2014.

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

•

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability, including:

—	Quoted prices for similar assets or liabilities in active markets;

—	Quoted prices for identical or similar assets or liabilities in markets that are not active;

—	Inputs other than quoted prices that are observable for the asset or liability; and

—	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•

Level 3 — Inputs that are unobservable and reflect the Company’s own estimates about the estimates market participants would use in pricing the asset or liability based on the best information available in the circumstances (e.g., internally derived assumptions surrounding the timing and amount of expected cash flows). The Company did not measure any financial instruments presented on the Consolidated Balance Sheets at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2013 and 2012, although the disclosed fair value of certain assets that are not carried at fair value, as presented later in this Note, are classified within Level 3.

The Company monitors the market conditions and evaluates the fair value hierarchy levels at least quarterly. For any transfers in and out of the levels of the fair value hierarchy, the Company discloses the fair value measurement at the beginning of the reporting period during which the transfer occurred.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL ASSETS AND FINANCIAL LIABILITIES CARRIED AT FAIR VALUE

The following table summarizes the Company’s financial assets and financial liabilities measured at fair value on a recurring basis, categorized by GAAP’s valuation hierarchy (as described in the preceding paragraphs), as of December 31:

	2013			2012

(Millions)	Total	Level 1	Level 2	Total	Level 1	Level 2

Assets:
Investment securities:(a)
Equity securities	$124	$124	$—	$296	$296	$—
Debt securities and other	4,892	320	4,572	5,318	338	4,980
Derivatives(a)	701	—	701	942	—	942

Total assets	5,717	444	5,273	6,556	634	5,922

Liabilities:
Derivatives(a)	213	—	213	329	—	329

Total liabilities	$213	$—	$213	$329	$—	$329

(a)	Refer to Note 6 for the fair values of investment securities and to Note 12 for the fair values of derivative assets and liabilities, on a further disaggregated basis.

VALUATION TECHNIQUES USED IN THE FAIR VALUE MEASUREMENT OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES CARRIED AT FAIR VALUE

For the financial assets and liabilities measured at fair value on a recurring basis (categorized in the valuation hierarchy table above) the Company applies the following valuation techniques:

Investment Securities

When available, quoted prices of identical investment securities in active markets are used to estimate fair value. Such investment securities are classified within Level 1 of the fair value hierarchy.

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

Derivative Financial Instruments

The fair value of the Company’s derivative financial instruments is estimated by third-party valuation services that use proprietary pricing models or by internal pricing models, where the inputs to those models are readily observable from actively quoted markets. The pricing models used are consistently applied and reflect the contractual terms of the derivatives as described below. The Company reaffirms its understanding of the valuation techniques used by the third-party valuation services at least annually. The Company’s derivative instruments are classified within Level 2 of the fair value hierarchy.

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

FINANCIAL ASSETS AND FINANCIAL LIABILITIES CARRIED AT OTHER THAN FAIR VALUE

The following table discloses the estimated fair value for the Company’s financial assets and financial liabilities that are not required to be carried at fair value on a recurring basis, as of December 31, 2013 and 2012:

2013 (Billions)	Carrying	Corresponding Fair Value Amount
	Value	Total		Level 1	Level 2		Level 3

Financial Assets:
Financial assets for which carrying values equal or approximate fair value
Cash and cash equivalents	$19	$19		$17	$2	(a)	$—
Other financial assets(b)	48	48		—	48		—
Financial assets carried at other than fair value
Loans, net	67	67	(c)	—	—		67

Financial Liabilities:
Financial liabilities for which carrying values equal or approximate fair value	60	60		—	60		—
Financial liabilities carried at other than fair value
Certificates of deposit(d)	7	8		—	8		—
Long-term debt	$55	$58	(c)	$—	$58		$—

2012 (Billions)	Carrying	Corresponding Fair Value Amount
	Value	Total		Level 1	Level 2		Level 3

Financial Assets:
Financial assets for which carrying values equal or approximate fair value
Cash and cash equivalents	$22	$22		$21	$1	(a)	$—
Other financial assets(b)	47	47		—	47		—
Financial assets carried at other than fair value
Loans, net	64	65	(c)	—	—		65

Financial Liabilities:
Financial liabilities for which carrying values equal or approximate fair value	55	55		—	55		—
Financial liabilities carried at other than fair value
Certificates of deposit(d)	10	10		—	10		—
Long-term debt	$59	$62	(c)	$—	$62		$—

(a)	Reflects time deposits.
(b)	Includes accounts receivable (including fair values of Card Member receivables of $7.3 billion and $8.0 billion held by consolidated VIEs as of December 31, 2013 and 2012, respectively), restricted cash and other miscellaneous assets.
(c)	Includes fair values of loans of $31.0 billion and $32.4 billion, and long-term debt of $18.8 billion and $19.5 billion, held by consolidated VIEs as of December 31, 2013 and 2012, respectively.
(d)	Presented as a component of customer deposits on the Consolidated Balance Sheets.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair values of these financial instruments are estimates based upon the market conditions and perceived risks as of December 31, 2013, and require management judgment. These figures may not be indicative of future fair values. The fair value of the Company cannot be reliably estimated by aggregating the amounts presented.

VALUATION TECHNIQUES USED IN THE FAIR VALUE MEASUREMENT OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES CARRIED AT OTHER THAN FAIR VALUE

For the financial assets and liabilities that are not required to be carried at fair value on a recurring basis (categorized in the valuation hierarchy table above) the Company applies the following valuation techniques to measure fair value:

Financial Assets For Which Carrying Values Equal or Approximate Fair Value

Financial assets for which carrying values equal or approximate fair value include cash and cash equivalents, Card Member receivables, accrued interest and certain other assets. For these assets, the carrying values approximate fair value because they are short term in duration, have no defined maturity or have a market-based interest rate.

Financial Assets Carried At Other Than Fair Value

Loans

Loans are recorded at historical cost, less reserves, on the Consolidated Balance Sheets. In estimating the fair value for the Company’s loans the Company uses a discounted cash flow model. Due to the lack of a comparable whole loan sales market for similar credit card receivables and the lack of observable pricing inputs thereof, the Company uses various inputs derived from an equivalent securitization market to estimate fair value. Such inputs include projected income (inclusive of future interest payments and late fee revenue), estimated pay-down rates, discount rates and relevant credit costs.

Financial Liabilities For Which Carrying Values Equal Or Approximate Fair Value

Financial liabilities for which carrying values equal or approximate fair value include accrued interest, customer deposits (excluding certificates of deposit, which are described further below), Travelers Cheques and other prepaid products outstanding, accounts payable, short-term borrowings and certain other liabilities for which the carrying values approximate fair value because they are short term in duration, have no defined maturity or have a market-based interest rate.

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

Long-term Debt

Long-term debt is recorded at historical issuance cost on the Consolidated Balance Sheets adjusted for the impact of fair value hedge accounting on certain fixed-rate notes and current translation rates for foreign-denominated debt. The fair value of the Company’s long-term debt is measured using quoted offer prices when quoted market prices are available. If quoted market prices are not available, the fair value is determined by discounting the future cash flows of each instrument at rates currently observed in publicly-traded debt markets for debt of similar terms and credit risk. For long-term debt, where there are no rates currently observable in publicly traded debt markets of similar terms and comparable credit risk, the Company uses market interest rates and adjusts those rates for necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Company considers credit default swap spreads, bond yields of other long-term debt offered by the Company, and interest rates currently offered to the Company for similar debt instruments of comparable maturities.

NONRECURRING FAIR VALUE MEASUREMENTS

The Company has certain assets that are subject to measurement at fair value on a nonrecurring basis. For these assets, measurement at fair value in periods subsequent to their initial recognition is applicable if determined to be impaired. During the twelve months ended December 31, 2013 and 2012, the Company did not have any material assets that were measured at fair value due to impairment.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4

ACCOUNTS RECEIVABLE AND LOANS

As described below, the Company’s charge and lending payment card products result in the generation of Card Member receivables and Card Member loans, respectively.

CARD MEMBER AND OTHER RECEIVABLES

Card Member receivables, representing amounts due on charge card products, are recorded at the time a Card Member enters into a point-of-sale transaction with a merchant. Each charge card transaction is authorized based on its likely economics reflecting a Card Member’s most recent credit information and spend patterns. Additionally, global spend limits are established to limit the maximum exposure for the Company.

Charge Card Members generally must pay the full amount billed each month. Card Member receivable balances are presented on the Consolidated Balance Sheets net of reserves for losses (refer to Note 5), and include principal and any related accrued fees.

Accounts receivable as of December 31, 2013 and 2012 consisted of:

(Millions)	2013	2012

U.S. Card Services(a)	$21,842	$21,124
International Card Services	7,771	7,778
Global Commercial Services(b)	14,391	13,671
Global Network & Merchant Services(c)	159	193

Card Member receivables(d)	44,163	42,766
Less: Reserve for losses	386	428

Card Member receivables, net	43,777	42,338

Other receivables, net(e)	$3,408	$3,576

(a)	Includes $7.3 billion and $7.5 billion of gross Card Member receivables available to settle obligations of consolidated VIEs as of December 31, 2013 and 2012, respectively.
(b)	Includes $476 million of gross Card Member receivables available to settle obligations of a consolidated VIE as of December 31, 2012. Also includes $836 million and $913 million due from airlines, of which Delta Air Lines (Delta) comprises $628 million and $676 million as of December 31, 2013 and 2012, respectively.
(c)	Includes receivables primarily related to the Company’s International Currency Card portfolios.
(d)	Includes approximately $13.8 billion and $13.7 billion of Card Member receivables outside the U.S. as of December 31, 2013 and 2012, respectively.
(e)	Other receivables primarily represent amounts related to (i) purchased joint venture receivables, (ii) certain merchants for billed discount revenue, and (iii) GNS partner banks for items such as royalty and franchise fees. Other receivables are presented net of reserves for losses of $71 million and $86 million as of December 31, 2013 and 2012, respectively.

CARD MEMBER AND OTHER LOANS

Card Member loans, representing revolving amounts due on lending card products, are recorded at the time a Card Member enters into a point-of-sale transaction with a merchant, as well as amounts due from charge Card Members who elect to revolve a portion of the outstanding balance by entering into a revolving payment arrangement with the Company. These loans have a range of terms such as credit limits, interest rates, fees and payment structures, which can be revised over time based on new information about Card Members and in accordance with applicable regulations and the respective product’s terms and conditions. Card Members holding revolving loans are typically required to make monthly payments based on pre-established amounts. The amounts that Card Members choose to revolve are subject to finance charges.

Card Member loans are presented on the Consolidated Balance Sheets net of reserves for losses (refer to Note 5), and include principal, accrued interest and fees receivable. The Company’s policy generally is to cease accruing interest on a Card Member loan at the time the account is written off, and establish reserves for interest that the Company believes will not be collected.

Loans as of December 31, 2013 and 2012 consisted of:

(Millions)	2013	2012

U.S. Card Services(a)	$58,395	$55,953
International Card Services	8,790	9,236
Global Commercial Services	53	40

Card Member loans	67,238	65,229
Less: Reserve for losses	1,261	1,471

Card Member loans, net	65,977	63,758

Other loans, net(b)	$608	$551

(a)	Includes approximately $31.2 billion and $32.7 billion of gross Card Member loans available to settle obligations of consolidated VIEs as of December 31, 2013 and 2012, respectively.
(b)	Other loans primarily represent loans to merchants and a store card loan portfolio. Other loans are presented net of reserves for losses of $13 million and $20 million as of December 31, 2013 and 2012, respectively.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CARD MEMBER LOANS AND CARD MEMBER RECEIVABLES AGING

Generally, a Card Member account is considered past due if payment is not received within 30 days after the billing statement date. The following table represents the aging of Card Member loans and receivables as of December 31, 2013 and 2012:

2013 (Millions)	Current		30-59 Days Past Due		60-89 Days Past Due		90+ Days Past Due	Total

Card Member Loans:
U.S. Card Services	$57,772		$183		$134		$306	$58,395
International Card Services	8,664		43		28		55	8,790
Card Member Receivables:
U.S. Card Services	$21,488		$125		$69		$160	$21,842
International Card Services(a)	(b	)	(b	)	(b	)	83	7,771
Global Commercial Services(a)	(b	)	(b	)	(b	)	132	14,391

2012 (Millions)	Current		30-59 Days Past Due		60-89 Days Past Due		90+ Days Past Due	Total

Card Member Loans:
U.S. Card Services	$55,281		$200		$147		$325	$55,953
International Card Services	9,099		47		30		60	9,236
Card Member Receivables:
U.S. Card Services	$20,748		$116		$76		$184	$21,124
International Card Services(a)	(b	)	(b	)	(b	)	74	7,778
Global Commercial Services(a)	(b	)	(b	)	(b	)	112	13,671

(a)	For Card Member receivables in ICS and GCS, delinquency data is tracked based on days past billing status rather than days past due. A Card Member account is considered 90 days past billing if payment has not been received within 90 days of the Card Member’s billing statement date. In addition, if the Company initiates collection procedures on an account prior to the account becoming 90 days past billing, the associated Card Member receivable balance is considered as 90 days past billing. These amounts are shown above as 90+ Days Past Due for presentation purposes.
(b)	Data for periods prior to 90 days past billing are not available due to financial reporting system constraints. Therefore, it has not been relied upon for risk management purposes. The balances that are current to 89 days past due can be derived as the difference between the Total and the 90+ Days Past Due balances.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CREDIT QUALITY INDICATORS FOR CARD MEMBER LOANS AND RECEIVABLES

The following tables present the key credit quality indicators as of or for the years ended December 31:

	2013			2012

	Net Write-Off Rate			Net Write-Off Rate

	Principal Only(a)	Principal, Interest, & Fees(a)	30 Days Past Due as a % of Total	Principal Only(a)	Principal, Interest, & Fees(a)	30 Days Past Due as a % of Total

Card Member Loans:
U.S. Card Services	1.8%	2.0%	1.1%	2.1%	2.3%	1.2%
International Card Services	1.9%	2.3%	1.4%	1.9%	2.4%	1.5%
Card Member Receivables:
U.S. Card Services	1.7%	1.9%	1.6%	1.9%	2.1%	1.8%

	2013		2012

	Net Loss Ratio as a % of Charge Volume	90 Days Past Billing as a % of Receivables	Net Loss Ratio as a % of Charge Volume	90 Days Past Billing as a % of Receivables

Card Member Receivables:
International Card Services	0.20%	1.1%	0.16%	0.9%
Global Commercial Services	0.08%	0.9%	0.06%	0.8%

(a)	The Company presents a net write-off rate based on principal losses only (i.e., excluding interest and/or fees) to be consistent with industry convention. In addition, because the Company’s practice is to include uncollectible interest and/or fees as part of its total provision for losses, a net write-off rate including principal, interest and/or fees is also presented.

Refer to Note 5 for additional indicators, including external environmental qualitative factors, management considers in its monthly evaluation process for reserves for losses.

IMPAIRED CARD MEMBER LOANS AND RECEIVABLES

Impaired loans and receivables are defined by GAAP as individual larger balance or homogeneous pools of smaller balance loans and receivables for which it is probable that the Company will be unable to collect all amounts due according to the original contractual terms of the Card Member agreement. The Company considers impaired loans and receivables to include: (i) loans over 90 days past due still accruing interest, (ii) non-accrual loans and (iii) loans and receivables modified as troubled debt restructurings (TDRs).

The Company may modify, through various company sponsored programs, Card Member loans and receivables in instances where the Card Member is experiencing financial difficulty in order to minimize losses and improve collectability while providing Card Members with temporary or permanent financial relief. The Company has classified Card Member loans and receivables in these modification programs as TDRs. Such modifications to the loans and receivables primarily include (i) temporary interest rate reductions (possibly as low as zero percent, in which case the loan is characterized as non-accrual in the Company’s TDR disclosures), (ii) placing the Card Member on a fixed payment plan not to exceed 60 months and (iii) suspending delinquency fees until the Card Member exits the modification program. Upon entering the modification program, the Card Member’s ability to make future purchases is either cancelled or in certain cases suspended until the Card Member successfully exits the modification program. In accordance with the modification agreement with the Card Member, loans revert back to the original contractual terms (including the contractual interest rate) when the Card Member exits the modification program, which is either (i) when all payments have been made in accordance with the modification agreement or (ii) when the Card Member defaults out of the modification program. In either case, the Company establishes a reserve for Card Member interest charges and fees considered to be uncollectible.

Reserves for Card Member loans and receivables modified as TDRs are determined as the difference between the cash flows expected to be received from the Card Member (taking into consideration the probability of subsequent defaults), discounted at the original effective interest rates, and the carrying value of the Card Member loan or receivable balance. The Company determines the original effective interest rate as the interest rate in effect prior to the imposition of any penalty interest rate. All changes in the impairment measurement are included in the provision for losses in the Consolidated Statements of Income.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides additional information with respect to the Company’s impaired Card Member loans, which are not significant for GCS, and Card Member receivables, which are not significant for ICS and GCS, as of or for the years ended December 31:

	As of December 31, 2013						For the Year Ended December 31, 2013
2013 (Millions)	Loans over 90 Days Past Due & Accruing Interest(a)	Non- Accrual Loans(b)	Loans & Receivables Modified as a TDR(c)	Total Impaired Loans & Receivables	Unpaid Principal Balance(d)	Allowance for TDRs(e)	Average Balance of Impaired Loans	Interest Income Recognized
Card Member Loans:
U.S. Card Services	$170	$244	$373	$787	$731	$84	$943	$46
International Card Services	54	4	5	63	62	—	67	16
Card Member Receivables:
U.S. Card Services	—	—	50	50	49	38	81	—

Total	$224	$248	$428	$900	$842	$122	$1,091	$62

	As of December 31, 2012						For the Year Ended December 31, 2012
2012 (Millions)	Loans over 90 Days Past Due & Accruing Interest(a)	Non- Accrual Loans(b)	Loans & Receivables Modified as a TDR(c)	Total Impaired Loans & Receivables	Unpaid Principal Balance(d)	Allowance for TDRs(e)	Average Balance of Impaired Loans	Interest Income Recognized
Card Member Loans:
U.S. Card Services	$73	$426	$627	$1,126	$1,073	$152	$1,221	$47
International Card Services	59	5	6	70	69	1	75	16
Card Member Receivables:
U.S. Card Services	—	—	117	117	111	91	135	—

Total	$132	$431	$750	$1,313	$1,253	$244	$1,431	$63

	As of December 31, 2011						For the Year Ended December 31, 2011
2011 (Millions)	Loans over 90 Days Past Due & Accruing Interest(a)	Non- Accrual Loans(b)	Loans & Receivables Modified as a TDR(c)	Total Impaired Loans & Receivables	Unpaid Principal Balance(d)	Allowance for TDRs(e)	Average Balance of Impaired Loans	Interest Income Recognized
Card Member Loans:
U.S. Card Services	$64	$529	$736	$1,329	$1,268	$174	$1,498	$52
International Card Services	67	6	8	81	80	2	98	26
Card Member Receivables:
U.S. Card Services	—	—	174	174	165	118	145	—

Total	$131	$535	$918	$1,584	$1,513	$294	$1,741	$78

(a)	The Company’s policy is generally to accrue interest through the date of write-off (at 180 days past due). The Company establishes reserves for interest that the Company believes will not be collected. Excludes loans modified as a TDR.
(b)	Non-accrual loans not in modification programs primarily include certain Card Member loans placed with outside collection agencies for which the Company has ceased accruing interest.
(c)	Total loans and receivables modified as a TDR includes $92 million, $320 million and $410 million that are non-accrual and $26 million, $6 million and $4 million that are past due 90 days and still accruing interest as of December 31, 2013, 2012 and 2011, respectively.
(d)	Unpaid principal balance consists of Card Member charges billed and excludes other amounts charged directly by the Company such as interest and fees.
(e)	Represents the reserve for losses for TDRs, which are evaluated individually for impairment. The Company records a reserve for losses for all impaired loans. Refer to Card Member Loans Evaluated Individually and Collectively for Impairment in Note 5 for further discussion of the reserve for losses on loans over 90 days past due and accruing interest and non-accrual loans, which are evaluated collectively for impairment.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CARD MEMBER LOANS AND RECEIVABLES MODIFIED AS TDRS

The following table provides additional information with respect to the Card Member loans and receivables modified as TDRs, which are not significant for ICS and GCS, during the years ended December 31:

2013 (Accounts in thousands, Dollars in millions)	Number of Accounts	Aggregated Outstanding Balances(a,b)
Troubled Debt Restructurings:
U.S. Card Services – Card Member Loans	60	$448
U.S. Card Services – Card Member Receivables	20	247

Total	80	$695

2012 (Accounts in thousands, Dollars in millions)	Number of Accounts	Aggregated Outstanding Balances(a,b)
Troubled Debt Restructurings:
U.S. Card Services – Card Member Loans	106	$779
U.S. Card Services – Card Member Receivables	37	425

Total	143	$1,204

2011 (Accounts in thousands, Dollars in millions)	Number of Accounts	Aggregated Outstanding Balances(a,b)
Troubled Debt Restructurings:
U.S. Card Services – Card Member Loans	147	$1,110
U.S. Card Services – Card Member Receivables	50	402

Total	197	$1,512

(a)	Represents the outstanding balance immediately prior to modification. In certain modifications the principal balance was reduced in the aggregate amount of $4 million, $24 million and $59 million for the years ended December 31, 2013, 2012 and 2011, respectively.
(b)	Includes principal and accrued interest.

The Company has evaluated the primary financial effects of the impact of the changes to an account upon modification as follows:

•

Temporary Interest Rate Reduction: For the years ended December 31, 2013, 2012 and 2011, the average interest rate reduction was 10 percentage points, 12 percentage points and 11 percentage points, respectively. None of these interest rate reductions had a significant impact on interest on loans in the Consolidated Statements of Income. The Company does not offer interest rate reduction programs for U.S. Card Services (USCS) Card Member receivables as these receivables are non-interest bearing.

•

Placing Card Members on a Fixed Payment Plan: For the years ended December 31, 2013, 2012 and 2011, the average payment term extension was approximately 12 months, 13 months, and 15 months, respectively, for USCS Card Member receivables. For USCS Card Member loans, there have been no payment term extensions.

The following table provides information for the years ended December 31, 2013, 2012, and 2011, with respect to the Card Member loans and receivables modified as TDRs that subsequently defaulted within 12 months of modification. A Card Member will default from a modification program after one and up to two consecutive missed payments, depending on the terms of the modification program. For all Card Members that defaulted from a modification program, the probability of default is factored into the reserves for Card Member loans and receivables. The defaulted ICS Card Member loan and receivable modifications were not significant.

2013 (Accounts in thousands, Dollars in millions)	Number of Accounts	Aggregated Outstanding Balances Upon Default(a)
Troubled Debt Restructurings That Subsequently Defaulted:
U.S. Card Services – Card Member Loans	18	$159
U.S. Card Services – Card Member Receivables	3	38

Total	21	$197

2012 (Accounts in thousands, Dollars in millions)	Number of Accounts	Aggregated Outstanding Balances Upon Default(a)
Troubled Debt Restructurings That Subsequently Defaulted:
U.S. Card Services – Card Member Loans	23	$182
U.S. Card Services – Card Member Receivables	1	37

Total	24	$219

2011 (Accounts in thousands, Dollars in millions)	Number of Accounts	Aggregated Outstanding Balances Upon Default(a)
Troubled Debt Restructurings That Subsequently Defaulted:
U.S. Card Services – Card Member Loans	46	$343
U.S. Card Services – Card Member Receivables	6	45

Total	52	$388

(a)	The outstanding balance includes principal, fees, and accrued interest on Card Member Loans and principal and fees on Card Member Receivables.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5

RESERVES FOR LOSSES

Reserves for losses relating to Card Member loans and receivables represent management’s best estimate of the probable inherent losses in the Company’s outstanding portfolio of loans and receivables, as of the balance sheet date. Management’s evaluation process requires certain estimates and judgments.

Reserves for losses are primarily based upon statistical and analytical models that analyze portfolio performance and reflect management’s judgment regarding the quantitative components of the reserve. The models take into account several factors, including delinquency based loss migration rates, loss emergence periods and average losses and recoveries over an appropriate historical period. Management considers whether to adjust the models for specific qualitative factors such as increased risk in certain portfolios, impact of risk management initiatives on portfolio performance and concentration of credit risk based on factors such as vintage, industry or geographic regions. In addition, management may increase or decrease the reserves for losses on Card Member loans for other external environmental qualitative factors, including various indicators related to employment, spend, sentiment, housing and credit, as well as the legal and regulatory environment. Generally, due to the short-term nature of Card Member receivables, the impact of additional external qualitative factors on the probable losses inherent within the Card Member receivables portfolio is not significant. As part of this evaluation process, management also considers various reserve coverage metrics, such as reserves as a percentage of past due amounts, reserves as a percentage of Card Member receivables or loans and net write-off coverage.

Card Member loans and receivables balances are written off when management considers amounts to be uncollectible, which is generally determined by the number of days past due and is typically no later than 180 days past due. Card Member loans and receivables in bankruptcy or owed by deceased individuals are generally written off upon notification, and recoveries are recognized as they are collected.

CHANGES IN CARD MEMBER RECEIVABLES RESERVE FOR LOSSES

The following table presents changes in the Card Member receivables reserve for losses for the years ended December 31:

(Millions)	2013	2012	2011
Balance, January 1	$428	$438	$386
Additions:
Provisions(a)	647	601	603
Other(b)	142	141	167

Total provision	789	742	770

Deductions:
Net write-offs(c)	(669)	(640)	(560)
Other(d)	(162)	(112)	(158)

Balance, December 31	$386	$428	$438

(a)	Provisions for principal (resulting from authorized transactions) and fee reserve components.
(b)	Provisions for unauthorized transactions.
(c)	Consists of principal (resulting from authorized transactions) and fee components, less recoveries of $402 million, $383 million and $349 million, including net write-offs from TDRs of $12 million, $87 million and $82 million, for the years ended 2013, 2012 and 2011, respectively.
(d)	Includes net write-offs resulting from unauthorized transactions of $(160) million, $(141) million and $(161) million for the years ended December 31, 2013, 2012 and 2011, respectively; foreign currency translation adjustments of $(4) million, $2 million and $(2) million for the years ended December 31, 2013, 2012 and 2011, respectively; a reclassification of Card Member bankruptcy reserves of $18 million from other liabilities to credit reserves in 2012 and other items of $2 million, $9 million and $5 million for the years ended December 31, 2013, 2012 and 2011, respectively.

CARD MEMBER RECEIVABLES EVALUATED INDIVIDUALLY AND COLLECTIVELY FOR IMPAIRMENT

The following table presents Card Member receivables evaluated individually and collectively for impairment and related reserves as of December 31:

(Millions)	2013	2012	2011
Card Member receivables evaluated individually for impairment(a)	$50	$117	$174
Related reserves(a)	$38	$91	$118
Card Member receivables evaluated collectively for impairment	$44,113	$42,649	$40,716
Related reserves	$348	$337	$320

(a)	Represents receivables modified in a TDR and related reserves. Refer to the Impaired Card Member Loans and Receivables discussion in Note 4 for further information.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CHANGES IN CARD MEMBER LOANS RESERVE FOR LOSSES

The following table presents changes in the Card Member loans reserve for losses for the years ended December 31:

(Millions)	2013	2012	2011
Balance, January 1	$1,471	$1,874	$3,646
Additions:
Provisions(a)	1,114	1,031	145
Other(b)	115	118	108

Total provision	1,229	1,149	253

Deductions:
Net write-offs
Principal(c)	(1,141)	(1,280)	(1,720)
Interest and fees(c)	(150)	(157)	(201)
Other(d)	(148)	(115)	(104)

Balance, December 31	$1,261	$1,471	$1,874

(a)	Provisions for principal (resulting from authorized transactions), interest and fee reserves components.
(b)	Provisions for unauthorized transactions.
(c)	Consists of principal write-offs (resulting from authorized transactions), less recoveries of $452 million, $493 million and $578 million, including net write-offs from TDRs of $(1) million, $25 million and $29 million, for the years ended December 31, 2013, 2012 and 2011, respectively. Recoveries of interest and fees were de minimis.
(d)	Includes net write-offs resulting from unauthorized transactions of $(130) million, $(116) million and $(103) million for the years ended December 31, 2013, 2012 and 2011, respectively; foreign currency translation adjustments of $(12) million, $7 million and $(2) million for the years ended December 31, 2013, 2012 and 2011, respectively; a reclassification of Card Member bankruptcy reserves of $4 million from other liabilities to credit reserves in 2012 and other items of $(6) million, $(10) million and $1 million, for the years ended December 31, 2013, 2012 and 2011, respectively.

CARD MEMBER LOANS EVALUATED INDIVIDUALLY AND COLLECTIVELY FOR IMPAIRMENT

The following table presents Card Member loans evaluated individually and collectively for impairment and related reserves as of December 31:

(Millions)	2013	2012	2011
Card Member loans evaluated individually for impairment(a)	$378	$633	$744
Related reserves(a)	$84	$153	$176
Card Member loans evaluated collectively for impairment(b)	$66,860	$64,596	$61,877
Related reserves(b)	$1,177	$1,318	$1,698

(a)	Represents loans modified in a TDR and related reserves. Refer to the Impaired Card Member Loans and Receivables discussion in Note 4 for further information.
(b)	Represents current loans and loans less than 90 days past due, loans over 90 days past due and accruing interest, and non-accrual loans and related reserves. The reserves include the quantitative results of analytical models that are specific to individual pools of loans and reserves for external environmental qualitative factors that apply to loans in geographic markets that are collectively evaluated for impairment and are not specific to any individual pool of loans.

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

The following is a summary of investment securities as of December 31:

	2013				2012
Description of Securities (Millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
State and municipal obligations	$4,060	$54	$(79)	$4,035	$4,280	$199	$(5)	$4,474
U.S. Government agency obligations	3	—	—	3	3	—	—	3
U.S. Government treasury obligations	318	3	(1)	320	330	8	—	338
Corporate debt securities	43	3	—	46	73	6	—	79
Mortgage-backed securities(a)	160	5	(1)	164	210	14	—	224
Equity securities(b)	29	95	—	124	64	232	—	296
Foreign government bonds and obligations	272	5	(1)	276	134	15	—	149
Other(c)	50	—	(2)	48	51	—	—	51

Total	$4,935	$165	$(84)	$5,016	$5,145	$474	$(5)	$5,614

(a)	Represents mortgage-backed securities guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae.
(b)	Primarily represents the Company’s investment in ICBC.
(c)	Other comprises investments in various mutual funds.

The following table provides information about the Company’s investment securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31:

	2013				2012
	Less than 12 months		12 months or more		Less than 12 months		12 months or more
Description of Securities (Millions)	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
State and municipal obligations	$1,320	$(63)	$106	$(16)	$100	$(1)	$73	$(4)
Foreign government bonds and obligations	208	(1)	—	—	—	—	—	—
U.S. Government treasury obligations	166	(1)	—	—	—	—	—	—
Mortgage-backed securities	35	(1)	—	—	—	—	—	—
Other	30	(1)	17	(1)	—	—	—	—

Total	$1,759	$(67)	$123	$(17)	$100	$(1)	$73	$(4)

The following table summarizes the gross unrealized losses due to temporary impairments by ratio of fair value to amortized cost as of December 31:

	Less than 12 months			12 months or more			Total
Ratio of Fair Value to Amortized Cost (Dollars in millions)	Number of Securities	Estimated Fair Value	Gross Unrealized Losses	Number of Securities	Estimated Fair Value	Gross Unrealized Losses	Number of Securities	Estimated Fair Value	Gross Unrealized Losses
2013:
90% – 100%	228	$1,665	$(53)	6	$24	$(2)	234	$1,689	$(55)
Less than 90%	13	94	(14)	5	99	(15)	18	193	(29)
Total as of December 31, 2013	241	$1,759	$(67)	11	$123	$(17)	252	$1,882	$(84)
2012:
90% – 100%	46	$100	$(1)	4	$73	$(4)	50	$173	$(5)

Total as of December 31, 2012	46	$100	$(1)	4	$73	$(4)	50	$173	$(5)

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The gross unrealized losses are attributed to overall wider credit spreads for state and municipal securities, wider credit spreads for specific issuers, adverse changes in market benchmark interest rates, or a combination thereof, all as compared to those prevailing when the investment securities were acquired.

Overall, for the investment securities in gross unrealized loss positions identified above, (i) the Company does not intend to sell the investment securities, (ii) it is more likely than not that the Company will not be required to sell the investment securities before recovery of the unrealized losses, and (iii) the Company expects that the contractual principal and interest will be received on the investment securities. As a result, the Company recognized no other-than-temporary impairment during the periods presented.

SUPPLEMENTAL INFORMATION

Gross realized gains and losses on the sales of investment securities, included in other non-interest revenues, were as follows:

(Millions)	2013	2012	2011
Gains	$136	$127	$16
Losses	—	(1)	—

Total	$136	$126	$16

Contractual maturities of investment securities, excluding equity securities and other securities, as of December 31, 2013 were as follows:

(Millions)	Cost	Estimated Fair Value
Due within 1 year	$505	$505
Due after 1 year but within 5 years	489	496
Due after 5 years but within 10 years	215	224
Due after 10 years	3,647	3,619

Total	$4,856	$4,844

The expected payments on state and municipal obligations and mortgage-backed securities may not coincide with their contractual maturities because the issuers have the right to call or prepay certain obligations.

NOTE 7

ASSET SECURITIZATIONS

The Company periodically securitizes Card Member receivables and loans arising from its card business through the transfer of those assets to securitization trusts. The trusts then issue securities to third-party investors, collateralized by the transferred assets.

Card Member receivables are transferred to the American Express Issuance Trust II (the Charge Trust II).7 Card Member loans are

[7]	During 2013, the Company transferred Card Member receivables from the American Express Issuance Trust (the Charge Trust) to the Charge Trust II, collectively referred to as the Charge Trusts, and as such, the Charge Trust was dissolved, and the Company intends to utilize the Charge Trust II for securitization of Card Member receivables.

transferred to the American Express Credit Account Master Trust (the Lending Trust). The Charge Trust II and the Lending Trust are consolidated by American Express Travel Related Services Company, Inc. (TRS), which is a consolidated subsidiary of the Company. The trusts are considered VIEs as they have insufficient equity at risk to finance their activities, which are to issue securities that are collateralized by the underlying Card Member receivables and loans.

TRS, in its role as servicer of the Charge Trust II and the Lending Trust, has the power to direct the most significant activity of the trusts, which is the collection of the underlying Card Member receivables and loans in the trusts. In addition, TRS, excluding its consolidated subsidiaries, owns approximately $1.1 billion of subordinated securities issued by the Lending Trust as of December 31, 2013. These subordinated securities have the obligation to absorb losses of the Lending Trust and provide the right to receive benefits from the Lending Trust, both of which are significant to the VIE. TRS’ role as servicer for the Charge Trust II does not provide it with a significant obligation to absorb losses or a significant right to receive benefits. However, TRS’ position as the parent company of the entities that transferred the receivables to the Charge Trust II makes it the party most closely related to the Charge Trust II. Based on these considerations, TRS is the primary beneficiary of both the Charge Trust II and the Lending Trust.

The debt securities issued by the Charge Trust II and the Lending Trust are non-recourse to the Company. Securitized Card Member receivables and loans held by the Charge Trust II and the Lending Trust are available only for payment of the debt securities or other obligations issued or arising in the securitization transactions. The long-term debt of each trust is payable only out of collections on their respective underlying securitized assets.

There was approximately $2 million and $3 million of restricted cash held by the Charge Trusts as of December 31, 2013 and 2012, respectively, and approximately $56 million and $73 million of restricted cash held by the Lending Trust as of December 31, 2013 and 2012, respectively, included in other assets on the Company’s Consolidated Balance Sheets. These amounts relate to collections of Card Member receivables and loans to be used by the trusts to fund future expenses and obligations, including interest payable on investor certificates, credit losses and upcoming debt maturities.

Under the respective terms of the Charge Trust II and the Lending Trust agreements, the occurrence of certain triggering events associated with the performance of the assets of each trust could result in payment of trust expenses, establishment of reserve funds, or in a worst-case scenario, early amortization of investor certificates. During the year ended December 31, 2013, no such triggering events occurred.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8

OTHER ASSETS

The following is a summary of other assets as of December 31:

(Millions)	2013	2012
Goodwill	$3,198	$3,181
Deferred tax assets, net(a)	2,443	2,458
Prepaid expenses(b)	1,998	1,960
Other intangible assets, at amortized cost	817	993
Restricted cash(c)	486	568
Derivative assets(a)	329	593
Other	1,957	1,665

Total	$11,228	$11,418

(a)	Refer to Notes 17 and 12 for a discussion of deferred tax assets, net, and derivative assets, respectively, as of December 31, 2013 and 2012. Derivative assets reflect the impact of master netting agreements.
(b)	Includes prepaid miles and reward points acquired primarily from airline partners of approximately $1.5 billion and $1.4 billion, as of December 31, 2013 and 2012, respectively, including approximately $0.9 billion and $1.1 billion, respectively, from Delta.
(c)	Includes restricted cash of approximately $58 million and $76 million, respectively, as of December 31, 2013 and 2012, which is primarily held for coupon and certain asset-backed securitization maturities.

GOODWILL

Goodwill represents the excess of acquisition cost of an acquired company over the fair value of assets acquired and liabilities assumed. The Company assigns goodwill to its reporting units for the purpose of impairment testing. A reporting unit is defined as an operating segment, or a business that is one level below an operating segment for which discrete financial information is regularly reviewed by the operating segment manager. The Company evaluates goodwill for impairment annually as of June 30 and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. The goodwill impairment test utilizes a two-step approach. The first step in the impairment test identifies whether there is potential impairment by comparing the fair value of a reporting unit to the carrying amount, including goodwill. If the fair value of a reporting unit is less than its carrying amount, the second step of the impairment test is required to measure the amount of any impairment loss. As of December 31, 2013 and 2012, goodwill was not impaired and there were no accumulated impairment losses.

Goodwill impairment testing involves management judgment, requiring an assessment of whether the carrying value of the reporting unit can be supported by its fair value using widely accepted valuation techniques. The Company uses a combination of the income approach (discounted cash flows) and market approach (market multiples).

When preparing discounted cash flow models under the income approach, the Company uses internal forecasts to estimate future cash flows expected to be generated by the reporting units. Actual results may differ from forecasted results. The Company calculates discount rates based on the expected cost of equity financing, estimated using a capital asset pricing model, to discount future cash flows for each reporting unit. The Company believes the discount rates used appropriately reflect the risks and uncertainties in the financial markets generally and specifically in the Company’s internally developed forecasts. When using market multiples under the market approach, the Company applies comparable publically traded companies’ multiples (e.g. earnings, revenues) to its reporting units’ actual results.

The changes in the carrying amount of goodwill reported in the Company’s reportable operating segments and Corporate & Other were as follows:

(Millions)	USCS	ICS	GCS	GNMS	Corporate & Other	Total
Balance as of January 1, 2012	$175	$1,023	$1,543	$160	$271	$3,172
Acquisitions	—	1	—	—	—	1
Dispositions	—	(2)	(1)	—	—	(3)
Other, including foreign currency translation	—	9	2	—	—	11

Balance as of December 31, 2012	$175	$1,031	$1,544	$160	$271	$3,181
Acquisitions	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Other, including foreign currency translation	(1)	21	(1)	—	(2)	17

Balance as of December 31, 2013	$174	$1,052	$1,543	$160	$269	$3,198

OTHER INTANGIBLE ASSETS

Intangible assets, primarily customer relationships, are amortized over their estimated useful lives of 1 to 22 years on a straight-line basis. The Company reviews intangible assets for impairment quarterly and whenever events and circumstances indicate their carrying amounts may not be recoverable. In addition, on an annual basis, the Company performs an impairment evaluation of all intangible assets by assessing the recoverability of the asset values based on the cash flows generated by the relevant assets or asset groups. An impairment is recognized if the carrying amount is not recoverable and exceeds the asset’s fair value.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of other intangible assets were as follows:

	2013			2012
(Millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships(a)	$1,297	$(660)	$637	$1,238	$(526)	$712
Other	269	(89)	180	428	(147)	281

Total	$1,566	$(749)	$817	$1,666	$(673)	$993

(a)	Includes net intangibles acquired from airline partners of $290 million and $358 million as of December 31, 2013 and 2012, respectively, including approximately $117 million and $156 million, respectively, from Delta.

Amortization expense for the years ended December 31, 2013, 2012 and 2011 was $193 million, $198 million and $189 million, respectively. Intangible assets acquired in both 2013 and 2012 are being amortized, on average, over 6 years.

Estimated amortization expense for other intangible assets over the next five years is as follows:

(Millions)	2014	2015	2016	2017	2018
Estimated amortization expense	$184	$164	$123	$72	$61

OTHER

The Company had $541 million and $427 million in affordable housing and other tax credit investment partnership interests as of December 31, 2013 and 2012, respectively, included in other assets in the table above. The Company is a non-controlling partner in these tax credit investment partnerships, and therefore accounts for its ownership interests in accordance with GAAP governing equity method investments and joint ventures.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9

CUSTOMER DEPOSITS

As of December 31, customer deposits were categorized as interest-bearing or non-interest-bearing as follows:

(Millions)	2013	2012
U.S.:
Interest-bearing	$40,831	$39,649
Non-interest-bearing (includes Card Member credit balances of: 2013, $340 million; 2012, nil)(a)	360	10
Non-U.S.:
Interest-bearing	121	135
Non-interest-bearing (includes Card Member credit balances of: 2013, $437 million; 2012, nil)(a)	451	9

Total customer deposits	$41,763	$39,803

(a)	Beginning the first quarter of 2013, the Company reclassified prospectively its Card Member credit balances from Card Member loans, Card Member receivables and other liabilities to customer deposits.

Customer deposits by deposit type as of December 31 were as follows:

(Millions)	2013	2012
U.S. retail deposits:
Savings accounts – Direct	$24,550	$18,713
Certificates of deposit:
Direct	489	725
Third-party	6,929	8,851
Sweep accounts – Third-party	8,863	11,360
Other retail deposits:
Non-U.S. deposits and U.S. non- interest bearing deposits	155	154
Card Member credit balances – U.S. and non-U.S.	777	—

Total customer deposits	$41,763	$39,803

The scheduled maturities of certificates of deposit as of December 31, 2013 were as follows:

(Millions)	U.S.	Non-U.S.	Total
2014	$2,735	$3	$2,738
2015	1,223	—	1,223
2016	1,658	—	1,658
2017	571	—	571
2018	1,040	—	1,040
After 5 years	191	—	191

Total	$7,418	$3	$7,421

As of December 31, certificates of deposit in denominations of $100,000 or more were as follows:

(Millions)	2013	2012
U.S.	$324	$475
Non-U.S.	2	1

Total	$326	$476

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10

DEBT

SHORT-TERM BORROWINGS

The Company’s short-term borrowings outstanding, defined as borrowings with original maturities of less than one year, as of December 31 were as follows:

	2013		2012
(Millions, except percentages)	Outstanding Balance	Year-End Stated Rate on Debt(a)	Outstanding Balance	Year-End Stated Rate on Debt(a)
Commercial paper	$200	0.19%	$—	—%
Other short-term borrowings(b)(c)	4,821	1.08	3,314	1.46

Total	$5,021	1.03%	$3,314	1.46%

(a)	For floating-rate debt issuances, the stated interest rates are based on the floating rates in effect as of December 31, 2013 and 2012, respectively.
(b)	Includes interest-bearing overdrafts with banks of $489 million and $615 million as of December 31, 2013 and 2012, respectively. In addition, balances include fully drawn secured borrowing facility (maturing on September 15, 2015, which was repaid on February 18, 2014), certain book overdrafts (i.e., primarily timing differences arising in the ordinary course of business), short-term borrowings from banks, as well as interest-bearing amounts due to merchants in accordance with merchant service agreements. The secured borrowing facility gives the Company the right to sell up to $2.0 billion face amount of eligible certificates issued from the Lending Trust.
(c)	The Company paid $12.5 million and $1.4 million in fees to maintain the secured borrowing facility in 2013 and 2012, respectively.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LONG-TERM DEBT

The Company’s long-term debt outstanding, defined as debt with original maturities of one year or greater, as of December 31 was as follows:

	2013				2012
(Millions, except percentages)	Maturity Dates	Outstanding Balance(a)	Year-End Stated Rate on Debt(b)	Year-End Effective Interest Rate with Swaps(b)(c)	Outstanding Balance(a)	Year-End Stated Rate on Debt(b)	Year-End Effective Interest Rate with Swaps(b)(c)
American Express Company
(Parent Company only)
Fixed Rate Senior Notes	2014-2042	$8,784	5.43%	4.60%	$8,848	5.78%	4.95%
Floating Rate Senior Notes	2018	850	0.84	—	—	—	—
Subordinated Debentures(d)	2036	749	6.80	—	749	6.80	—
American Express Credit Corporation
Fixed Rate Senior Notes	2014-2018	14,875	3.13	2.03	17,163	4.20	2.39
Floating Rate Senior Notes	2014-2016	2,855	1.14	—	2,203	1.59	—
Borrowings under Bank Credit Facilities	2015-2016	4,012	4.18	—	4,672	4.87	—
American Express Centurion Bank
Fixed Rate Senior Notes	2015-2017	2,102	4.12	3.32	2,120	4.12	3.32
Floating Rate Senior Notes	2015-2018	675	0.67	—	550	0.76	—
American Express Bank, FSB
Fixed Rate Senior Notes	2017	999	6.00	—	2,764	5.68	3.68
Floating Rate Senior Notes	2017	300	0.47	—	300	0.51	—
American Express Charge Trust II
Floating Rate Senior Notes	2016-2018	4,200	0.49	—	3,000	0.49	—
Floating Rate Subordinated Notes	2016-2018	87	0.80	—	—	—	—
American Express Lending Trust
Fixed Rate Senior Notes	2015-2016	2,600	0.72	—	2,100	0.65	—
Floating Rate Senior Notes	2014-2018	10,685	0.81	—	12,810	0.90	—
Fixed Rate Subordinated Notes	2015	300	1.08	—	300	1.08	—
Floating Rate Subordinated Notes	2014-2018	847	0.81	—	1,091	0.93	—
Other
Fixed Rate Instruments(e)	2014-2030	239	3.95	—	123	5.94	—
Floating Rate Borrowings	2014-2016	276	0.62	—%	292	0.65	—%
Unamortized Underwriting Fees		(105)			(112)

Total Long-Term Debt		$55,330	2.56%		$58,973	3.04%

(a)	The outstanding balances include (i) unamortized discount and premium, (ii) the impact of movements in exchange rates on foreign currency denominated debt and (iii) the impact of fair value hedge accounting on certain fixed-rate notes that have been swapped to floating rate through the use of interest rate swaps. Under fair value hedge accounting, the outstanding balances on these fixed-rate notes are adjusted to reflect the impact of changes in fair value due to changes in interest rates. Refer to Note 12 for more details on the Company’s treatment of fair value hedges.
(b)	For floating-rate debt issuances, the stated and effective interest rates are based on the floating rates in effect as of December 31, 2013 and 2012, respectively.
(c)	Effective interest rates are only presented when swaps are in place to hedge the underlying debt.
(d)	The maturity date will automatically be extended to September 1, 2066, except in the case of either (i) a prior redemption or (ii) a default. See further discussion on this page.
(e)	Includes $109 million and $118 million as of December 31, 2013 and 2012, respectively, related to capitalized lease transactions.

As of December 31, 2013 and 2012, the Parent Company had $750 million principal outstanding of Subordinated Debentures that accrue interest at an annual rate of 6.8 percent until September 1, 2016, and at an annual rate of three-month LIBOR plus 2.23 percent thereafter. At the Company’s option, the Subordinated Debentures are redeemable for cash after September 1, 2016 at 100 percent of the principal amount plus any accrued but unpaid interest. If the Company fails to achieve specified performance measures, it will be required to issue common shares and apply the net proceeds to make interest payments on the Subordinated Debentures. No dividends on the Company’s common or preferred shares could be paid until such interest payments are made. The Company would fail to meet these specific performance measures if (i) the Company’s tangible common equity is less than 4 percent of total adjusted assets for the most recent quarter or (ii) if the trailing two quarters’ consolidated net income is equal to or less than zero and tangible common equity as of the trigger determination date, and as of the end of the quarter end six months prior, has in each case declined by 10 percent or more from tangible common equity as of the end of the quarter 18 months prior to the trigger determination date. The Company met the specified performance measures in 2013.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Aggregate annual maturities on long-term debt obligations (based on final maturity dates) as of December 31, 2013 were as follows:

(Millions)	2014	2015	2016	2017	2018	Thereafter	Total
American Express Company (Parent Company only)	$1,250	$—	$600	$1,500	$3,850	$3,939	$11,139
American Express Credit Corporation	4,420	7,010	7,293	1,500	1,340	—	21,563
American Express Centurion Bank	—	1,305	—	1,300	125	1	2,731
American Express Bank, FSB	—	—	—	1,300	—	—	1,300
American Express Charge Trust II	—	—	3,000	—	1,287	—	4,287
American Express Lending Trust	4,000	5,423	500	1,623	2,886	—	14,432
Other	179	143	161	—	—	32	515

	$9,849	$13,881	$11,554	$7,223	$9,488	$3,972	55,967

Unamortized Underwriting Fees							(105)
Unamortized Discount and Premium							(960)
Impacts due to Fair Value Hedge Accounting							428

Total Long-Term Debt							$55,330

As of December 31, 2013 and 2012, the Company maintained total bank lines of credit of $7.0 billion and $7.7 billion, respectively. Of the total credit lines, $3.0 billion was undrawn as of both December 31, 2013 and 2012. Undrawn amounts support commercial paper borrowings and contingent funding needs. $4.8 billion and $2.2 billion of these credit facilities will expire in 2015 and 2016, respectively. The availability of these credit lines is subject to the Company’s compliance with certain financial covenants, principally, the maintenance by American Express Credit Corporation (Credco) of a 1.25 ratio of combined earnings and fixed charges to fixed charges. As of December 31, 2013 and 2012, the Company was not in violation of any of its debt covenants.

Additionally, the Company maintained a 3-year committed, revolving, secured borrowing facility that gives the Company the right to sell up to $3.0 billion face amount of eligible notes issued from the Charge Trust II at any time through July 15, 2016. As of December 31, 2013, $3.0 billion was drawn on this facility. This facility was repaid on January 15, 2014.

The Company paid $44.9 million and $46.7 million in fees to maintain these lines in 2013 and 2012, respectively. These committed facilities do not contain material adverse change clauses, which might otherwise preclude borrowing under the credit facilities, nor are they dependent on the Company’s credit rating.

The Company paid total interest primarily related to short- and long-term debt, corresponding interest rate swaps and customer deposits of $2.0 billion, $2.2 billion and $2.4 billion in 2013, 2012 and 2011, respectively.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11

OTHER LIABILITIES

The following is a summary of other liabilities as of December 31:

(Millions)	2013	2012
Membership Rewards liability	$6,151	$5,832
Employee-related liabilities(a)	2,227	2,224
Rebate and reward accruals(b)	2,210	2,079
Deferred card and other fees, net	1,314	1,286
Book overdraft balances	442	532
Other(c)	4,566	5,604

Total	$16,910	$17,557

(a)	Employee-related liabilities include employee benefit plan obligations and incentive compensation.
(b)	Rebate and reward accruals include payments to third-party card-issuing partners and cash-back reward costs.
(c)	Other includes accruals for general operating expenses, client incentives, advertising and promotion, restructuring and reengineering reserves and derivatives.

MEMBERSHIP REWARDS

The Membership Rewards program allows enrolled Card Members to earn points that can be redeemed for a broad range of rewards including travel, entertainment, retail certificates and merchandise. The Company records a balance sheet liability that represents management’s best estimate of the cost of points earned that are expected to be redeemed. An ultimate redemption rate and weighted average cost per point are key factors used to approximate Membership Rewards liability. Management uses statistical and actuarial models to estimate ultimate redemption rates based on redemption trends, current enrollee redemption behavior, card product type, enrollment tenure, card spend levels and credit attributes. The weighted-average cost per point is determined using actual redemptions during the previous 12 months, adjusted as appropriate for certain changes in redemption costs that are not representative of future cost expectations.

The expense for Membership Rewards points is included in marketing, promotion, rewards and Card Member services expenses. The Company periodically evaluates its liability estimation process and assumptions based on developments in redemption patterns, cost per point redeemed, partner contract changes and other factors.

DEFERRED CARD AND OTHER FEES, NET

The carrying amount of deferred card and other fees, net of deferred direct acquisition costs and reserves for membership cancellations as of December 31 was as follows:

(Millions)	2013	2012
Deferred card and other fees(a)	$1,609	$1,566
Deferred direct acquisition costs	(164)	(154)
Reserves for membership cancellations	(131)	(126)

Deferred card and other fees, net	$1,314	$1,286

(a)	Includes deferred fees for Membership Rewards program participants.

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

Market risk is the risk to earnings or value resulting from movements in market prices. The Company’s market risk exposure is primarily generated by:

•	Interest rate risk in its card, insurance and Travelers Cheque and other prepaid products businesses, as well as its investment portfolios; and

•	Foreign exchange risk in its operations outside the U.S. and the associated funding of such operations.

The Company centrally monitors market risks using market risk limits and escalation triggers as defined in its Asset/Liability Management Policy.

The Company’s market exposures are in large part byproducts of the delivery of its products and services. Interest rate risk arises through the funding of Card Member receivables and fixed-rate loans with variable-rate borrowings as well as through the risk to net interest margin from changes in the relationship between benchmark rates such as Prime and LIBOR.

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

Foreign exchange risk is generated by Card Member cross-currency charges, foreign currency balance sheet exposures, foreign subsidiary equity and foreign currency earnings in entities outside the U.S. The Company’s foreign exchange risk is managed primarily by entering into agreements to buy and sell currencies on a spot basis or by hedging this market exposure to the extent it is economically justified through various means, including the use of derivatives such as foreign exchange forwards and cross-currency swap contracts, which can help mitigate the Company’s exposure to specific currencies.

In addition to the exposures identified above, effective August 1, 2011, the Company entered into a total return contract (TRC) to hedge its exposure to changes in the fair value of its equity investment in ICBC in local currency. Under the terms of the TRC, the Company receives from the TRC counterparty an amount equivalent to any reduction in the fair value of its investment in ICBC in local currency, and the Company pays to the TRC counterparty an amount equivalent to any increase in the fair value of its investment in local currency, along with

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

all dividends paid by ICBC, as well as ongoing hedge costs. The TRC matures on August 1, 2014.

Derivatives may give rise to counterparty credit risk, which is the risk that a derivative counterparty will default on, or otherwise be unable to perform pursuant to, an uncollateralized derivative exposure. The Company manages this risk by considering the current exposure, which is the replacement cost of contracts on the measurement date, as well as estimating the maximum potential value of the contracts over the next 12 months, considering such factors as the volatility of the underlying or reference index. To mitigate derivative credit risk, counterparties are required to be pre-approved by the Company and rated as investment grade. Counterparty risk exposures are centrally monitored by the Company. Additionally, in order to mitigate the bilateral counterparty credit risk associated with derivatives, the Company has in certain instances entered into master netting agreements with its derivative counterparties, which provide a right of offset for certain exposures between the parties. A significant portion of the Company’s derivative assets and liabilities as of December 31, 2013 and 2012 is subject to such master netting agreements with its derivative counterparties. There are no instances in which management makes an accounting policy election to not net assets and liabilities subject to an enforceable master netting agreement on the Company’s Consolidated Balance Sheets. To further mitigate bilateral counterparty credit risk, the Company exercises its rights under executed credit support agreements with certain of its derivative counterparties. These agreements require that, in the event the fair value change in the net derivatives position between the two parties exceeds certain dollar thresholds, the party in the net liability position posts collateral to its counterparty. All derivative contracts cleared through a central clearinghouse are collateralized to the full amount of the fair value of the contracts.

In relation to the Company’s credit risk, under the terms of the derivative agreements it has with its various counterparties, the Company is not required to either immediately settle any outstanding liability balances or post collateral upon the occurrence of a specified credit risk-related event. Based on the assessment of credit risk of the Company’s derivative counterparties as of December 31, 2013 and 2012, the Company does not have derivative positions that warrant credit valuation adjustments.

The Company’s derivatives are carried at fair value on the Consolidated Balance Sheets. The accounting for changes in fair value depends on the instruments’ intended use and the resulting hedge designation, if any, as discussed below. Refer to Note 3 for a description of the Company’s methodology for determining the fair value of derivatives.

The following table summarizes the total fair value, excluding interest accruals, of derivative assets and liabilities as of December 31:

	Other Assets Fair Value		Other Liabilities Fair Value
(Millions)	2013	2012	2013	2012
Derivatives designated as hedging instruments:
Interest rate contracts
Fair value hedges	$455	$824	$2	$—
Total return contract
Fair value hedge	8	—	—	19
Foreign exchange contracts
Net investment hedges	174	43	116	150

Total derivatives designated as hedging instruments	637	867	118	169

Derivatives not designated as hedging instruments:
Foreign exchange contracts, including certain embedded derivatives(a)	64	75	95	160

Total derivatives not designated as hedging instruments	64	75	95	160

Total derivatives, gross	701	942	213	329

Cash collateral netting(b)	(336)	(326)	—	(21)

Derivative asset and derivative liability netting(c)	(36)	(23)	(36)	(23)

Total derivatives, net(d)	$329	$593	$177	$285

(a)	Includes foreign currency derivatives embedded in certain operating agreements.
(b)	Represents the offsetting of derivative instruments and the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from derivative instrument(s) executed with the same counterparty under an enforceable master netting arrangement. Additionally, the Company received noncash collateral in the form of security interest in U.S. Treasury securities with a fair value of nil and $335 million as of December 31, 2013 and 2012, respectively, none of which was sold or repledged. Such noncash collateral effectively further reduces the Company’s risk exposure to $329 million and $258 million as of December 31, 2013 and 2012, respectively, but does not reduce the net exposure on the Company’s Consolidated Balance Sheets. Additionally, the Company posted $26 million and nil as of December 31, 2013 and 2012, respectively, as initial margin on its centrally cleared interest rate swaps not netted against the derivative balances.
(c)	Represents the amount of netting of derivative assets and derivative liabilities executed with the same counterparty under an enforceable master netting arrangement.
(d)	The Company has no individually significant derivative counterparties and therefore, no significant risk exposure to any single derivative counterparty. The total net derivative assets and derivative liabilities are presented within other assets and other liabilities on the Company’s Consolidated Balance Sheets.

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

Interest Rate Contracts

The Company is exposed to interest rate risk associated with its fixed-rate long-term debt. The Company uses interest rate swaps to economically convert certain fixed-rate long-term debt obligations to floating-rate obligations at the time of issuance. As of December 31, 2013 and 2012, the Company hedged $14.7 billion and $18.4 billion, respectively, of its fixed-rate debt to floating-rate debt using interest rate swaps.

To the extent the fair value hedge is effective, the gain or loss on the hedging instrument offsets the loss or gain on the hedged item attributable to the hedged risk. Any difference between the changes in the fair value of the derivative and the hedged item is referred to as hedge ineffectiveness and is reflected in earnings as a component of other expenses. Hedge ineffectiveness may be caused by differences between the debt’s interest coupon and the benchmark rate, primarily due to credit spreads at inception of the hedging relationship that are not reflected in the valuation of the interest rate swap. Furthermore, hedge ineffectiveness may be caused by changes in the relationship between 3-month LIBOR and 1-month LIBOR, as well as between the overnight indexed swap rate (OIS) and 1-month LIBOR, as basis spreads may impact the valuation of the interest rate swap without causing an offsetting impact in the value of the hedged debt. If a fair value hedge is de-designated or no longer considered to be effective, changes in fair value of the derivative continue to be recorded through earnings but the hedged asset or liability is no longer adjusted for changes in fair value resulting from changes in interest rates. The existing basis adjustment of the hedged asset or liability is amortized or accreted as an adjustment to yield over the remaining life of that asset or liability.

Total Return Contract

The Company hedges its exposure to changes in the fair value of its equity investment in ICBC in local currency. The Company uses a TRC to transfer this exposure to its derivative counterparty. As of December 31, 2013 and 2012, the fair value of the equity investment in ICBC was $122 million (180.7 million shares) and $295 million (415.9 million shares), respectively. To the extent the hedge is effective, the gain or loss on the TRC offsets the loss or gain on the investment in ICBC. Any difference between the changes in the fair value of the derivative and the hedged item results in hedge ineffectiveness and is recognized in other expenses in the Consolidated Statements of Income.

The following table summarizes the impact on the Consolidated Statements of Income associated with the Company’s hedges of its fixed-rate long-term debt and its investment in ICBC for the years ended December 31:

	Gains (losses) recognized in income
(Millions)	Derivative contract				Hedged item				Net hedge ineffectiveness
Derivative relationship	Income Statement Line Item	Amount			Income Statement Line Item	Amount
		2013	2012	2011		2013	2012	2011	2013	2012	2011
Interest rate contracts	Other expenses	$(370)	$(178)	$128	Other expenses	$351	$132	$(102)	$(19)	$(46)	$26
Total return contract	Other non-interest revenues	$15	$(53)	$100	Other non-interest revenues	$(15)	$54	$(112)	$—	$1	$(12)

The Company also recognized a net reduction in interest expense on long-term debt of $346 million, $491 million and $503 million for the years ended December 31, 2013, 2012 and 2011, respectively, primarily related to the net settlements (interest accruals) on the Company’s interest rate derivatives designated as fair value hedges.

CASH FLOW HEDGES

A cash flow hedge involves a derivative designated to hedge the Company’s exposure to variable future cash flows attributable to a particular risk. Such exposures may relate to either an existing recognized asset or liability or a forecasted transaction. The Company hedges existing long-term variable-rate debt, the rollover of short-term borrowings and the anticipated forecasted issuance of additional funding through the use of derivatives, primarily interest rate swaps. These derivative instruments economically convert floating-rate debt obligations to fixed-rate obligations for the duration of the instrument. As of December 31, 2013 and 2012, the Company did not hedge any of its floating-rate debt using interest rate swaps.

For derivatives designated as cash flow hedges, the effective portion of the gain or loss on the derivatives is recorded in AOCI and reclassified into earnings when the hedged cash flows are recognized in earnings. The amount that is reclassified into earnings is presented in the Consolidated Statements of Income in the same line item in which the hedged instrument or transaction is recognized, primarily in interest expense. During the years ended December 31, 2013, 2012 and 2011, the Company reclassified nil, $(1) million and $(13) million, respectively, from AOCI into earnings as a component of interest expense. Any ineffective portion of the gain or loss on the derivatives is reported as a component of other expenses. If a cash flow hedge is

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

de-designated or terminated prior to maturity, the amount previously recorded in AOCI is recognized into earnings over the period that the hedged item impacts earnings. If a hedge relationship is discontinued because it is probable that the forecasted transaction will not occur according to the original strategy, any related amounts previously recorded in AOCI are recognized into earnings immediately. No ineffectiveness associated with cash flow hedges was reclassified from AOCI into income for the years ended December 31, 2013, 2012 and 2011.

In the normal course of business, as the hedged cash flows are recognized into earnings, the Company does not expect to reclassify any amount of net pretax losses on derivatives from AOCI into earnings during the next 12 months.

NET INVESTMENT HEDGES

A net investment hedge is used to hedge future changes in currency exposure of a net investment in a foreign operation. The Company primarily designates foreign currency derivatives, typically foreign exchange forwards, and on occasion foreign currency denominated debt, as hedges of net investments in certain foreign operations. These instruments reduce exposure to changes in currency exchange rates on the Company’s investments in non-U.S. subsidiaries. The effective portion of the gain or (loss) on net investment hedges, net of taxes, recorded in AOCI as part of the cumulative translation adjustment, was $253 million, $(288) million and $(26) million for the years ended 2013, 2012 and 2011, respectively. Any ineffective portion of the gain or (loss) on net investment hedges is recognized in other expenses during the period of change. Ineffectiveness associated with net investment hedges of nil, nil and $(3) million were recognized as a component of other expenses for the years ended December 31, 2013, 2012 and 2011, respectively. No amounts associated with net investment hedges were reclassified from AOCI to income during the years ended December 31, 2013, 2012 and 2011.

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

The following table summarizes the impact on pretax earnings of derivatives not designated as hedges, as reported on the Consolidated Statements of Income for the years ended December 31:

	Pretax gains (losses)
		Amount
Description (Millions)	Income Statement Line Item	2013	2012	2011
Interest rate contracts	Other expenses	$1	$(1)	$3
Foreign exchange contracts(a)	Interest and dividends on investment securities	—	—	9
	Interest expense on short-term borrowings	—	—	3
	Interest expense on long-term debt and other	—	(1)	130
	Other expenses	72	(56)	51

Total		$73	$(58)	$196

(a)	Foreign exchange contracts include embedded foreign currency derivatives. Gains (losses) on these embedded derivatives are included in other expenses.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13

GUARANTEES

The Company provides Card Member protection plans that cover losses associated with purchased products, as well as certain other guarantees in the ordinary course of business which are within the scope of GAAP governing the accounting for guarantees. For the Company, guarantees primarily consist of card and travel protection programs, including:

•	Return Protection — refunds the price of qualifying purchases made with the eligible cards where the merchant will not accept the return for up to 90 days from the date of purchase; and

•

Merchant Protection — protects Card Members primarily against non-delivery of goods and services, usually in the event of bankruptcy or liquidation of a merchant. When this occurs, the Card Member may dispute the transaction for which the Company will generally credit the Card Member’s account. If the Company is unable to collect the amount from the merchant, it will bear the loss for the amount credited to the Card Member.

In relation to its maximum potential undiscounted future payments as shown in the table that follows, to date, the Company has not experienced any significant losses related to guarantees. The Company’s initial recognition of guarantees is at fair value, which has been determined in accordance with GAAP governing fair value measurement. In addition, the Company establishes reserves when a loss is probable and the amount can be reasonably estimated.

The following table provides information related to such guarantees as of December 31:

	Maximum potential undiscounted future payments(a) (Billions)		Related liability(b) (Millions)
Type of Guarantee	2013	2012	2013	2012
Card and travel operations(c)	$44	$44	$88	$93
Other(d)	1	1	73	93

Total	$45	$45	$161	$186

(a)	Represents the notional amounts that could be lost under the guarantees and indemnifications if there were a total default by the guaranteed parties. The Merchant Protection guarantee is calculated using management’s best estimate of maximum exposure based on all eligible claims as measured against annual billed business volumes.
(b)	Included in other liabilities on the Company’s Consolidated Balance Sheets.
(c)	Primarily includes Return Protection and Merchant Protection.
(d)	Primarily includes guarantees related to the Company’s business dispositions and real estate.

NOTE 14

COMMON AND PREFERRED SHARES

The following table shows authorized shares and provides a reconciliation of common shares issued and outstanding for the years ended December 31:

(Millions, except where indicated)	2013	2012	2011
Common shares authorized (billions)(a)	3.6	3.6	3.6

Shares issued and outstanding at beginning of year	1,105	1,164	1,197
Repurchases of common shares	(55)	(69)	(48)
Other, primarily stock option exercises and restricted stock awards granted	14	10	15

Shares issued and outstanding as of December 31	1,064	1,105	1,164

(a)	Of the common shares authorized but unissued as of December 31, 2013, approximately 63 million shares are reserved for issuance under employee stock and employee benefit plans.

On March 25, 2013, the Board of Directors authorized the repurchase of 150 million common shares over time, in accordance with the Company’s capital distribution plans submitted to the Federal Reserve and subject to market conditions. This authorization replaces all prior repurchase authorizations. During 2013 and 2012, the Company repurchased 55 million common shares with a cost basis of $4.0 billion and 69 million common shares with a cost basis of $4.0 billion, respectively. The cost basis includes commissions paid of $1.1 million and $1.0 million in 2013 and 2012, respectively. As of December 31, 2013, the Company has 108 million common shares remaining under the Board share repurchase authorization. Such authorization does not have an expiration date.

Common shares are generally retired by the Company upon repurchase (except for 3.5 million, 3.9 million and 4.2 million shares held as treasury shares as of December 31, 2013, 2012 and 2011, respectively); retired common shares and treasury shares are excluded from the shares outstanding in the table above. The treasury shares, with a cost basis of $260 million, $236 million and $217 million as of December 31, 2013, 2012 and 2011, respectively, are included as a reduction to additional paid-in capital in shareholders’ equity on the Consolidated Balance Sheets.

The Board of Directors is authorized to permit the Company to issue up to 20 million preferred shares at a par value of $1.66 2/3 without further shareholder approval. There were no preferred shares or warrants issued and outstanding as of December 31, 2013, 2012 and 2011.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15

CHANGES IN ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

AOCI is a balance sheet item in the Shareholders’ Equity section of the Company’s Consolidated Balance Sheets. It is comprised of items that have not been recognized in earnings but may be recognized in earnings in the future when certain events occur. Changes in each component of AOCI for the three years ended December 31 were as follows:

(Millions), net of tax(a)	Net Unrealized Gains (Losses) on Investment Securities	Net Unrealized Gains (Losses) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Net Unrealized Pension and Other Postretirement Benefit Losses	Accumulated Other Comprehensive (Loss) Income
Balances as of December 31, 2010	$57	$(7)	$(503)	$(464)	$(917)

Net unrealized gains (losses)	245	(2)			243
Reclassification for realized (gains) losses into earnings	(14)	8			(6)
Net translation of investments in foreign operations			(153)		(153)
Net losses related to hedges of investment in foreign operations			(26)		(26)
Pension and other postretirement benefit losses				(17)	(17)

Net change in accumulated other comprehensive (loss) income	231	6	(179)	(17)	41

Balances as of December 31, 2011	288	(1)	(682)	(481)	(876)

Net unrealized gains (losses)	106				106
Reclassification for realized (gains) losses into earnings	(79)	1	1		(77)
Net translation of investments in foreign operations			215		215
Net losses related to hedges of investment in foreign operations			(288)		(288)
Pension and other postretirement benefit losses				(7)	(7)

Net change in accumulated other comprehensive (loss) income	27	1	(72)	(7)	(51)

Balances as of December 31, 2012	315	—	(754)	(488)	(927)

Net unrealized gains (losses)	(159)				(159)
Reclassification for realized (gains) losses into earnings	(93)				(93)
Net translation of investments in foreign operations			(589)		(589)
Net gains related to hedges of investment in foreign operations			253		253
Pension and other postretirement benefit gains				89	89

Net change in accumulated other comprehensive (loss) income	(252)	—	(336)	89	(499)

Balances as of December 31, 2013	$63	—	$(1,090)	$(399)	$(1,426)

(a)	The following table shows the tax impact for the three years ended December 31 for the changes in each component of accumulated other comprehensive (loss) income:

(Millions)	2013	2012	2011
Investment securities	$(142)	$7	$149
Cash flow hedges	—	1	3
Foreign currency translation adjustments	(49)	24	(40)
Net investment hedges	135	(176)	(14)
Pension and other postretirement benefit losses	56	—	(7)

Total tax impact	$—	$(144)	$91

The following table presents the effects of reclassifications out of AOCI and into the Consolidated Statement of Income for the year ended December 31, 2013:

(Millions)
Description	Income Statement Line Item	Amount

Net gain in AOCI reclassifications for previously unrealized net gains on investment securities	Other non-interest revenues	$145
Related income tax expense	Income tax provision	(52)

Total		$93

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16

RESTRUCTURING

From time to time, the Company initiates restructuring programs to become more efficient and effective, and to support new business strategies. In connection with these programs, the Company typically will incur severance and other exit costs.

During 2013, the Company recorded $(4) million of restructuring charges, consisting of revisions to prior estimates.

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

Restructuring charges related to severance obligations are included in salaries and employee benefits in the Company’s Consolidated Statements of Income, while charges pertaining to other exit costs are included in occupancy and equipment and other expenses.

The following table summarizes the Company’s restructuring reserves activity for the years ended December 31, 2013, 2012 and 2011:

(Millions)	Severance(a)	Other(b)	Total
Liability balance as of December 31, 2010	$199	$16	$215
Restructuring charges, net of $27 in revisions(c)	96	23	119
Payments	(121)	(8)	(129)
Other non-cash(d)	(4)	(1)	(5)

Liability balance as of December 31, 2011	170	30	200
Restructuring charges, net of $16 in revisions(c)	366	37	403
Payments	(124)	(9)	(133)

Liability balance as of December 31, 2012	412	58	470
Restructuring charges, $4 in revisions(c)	(7)	3	(4)
Payments	(206)	(23)	(229)
Other non-cash(d)	(3)	(1)	(4)

Liability balance as of December 31, 2013(e)	$196	$37	$233

(a)	Accounted for in accordance with GAAP governing the accounting for nonretirement postemployment benefits and for costs associated with exit or disposal activities.
(b)	Other primarily includes facility exit and contract termination costs.
(c)	Revisions primarily relate to higher than anticipated redeployments of displaced employees to other positions within the Company, business changes and modifications to existing initiatives.
(d)	Consists primarily of foreign exchange impacts.
(e)	The majority of cash payments related to the remaining restructuring liabilities are expected to be completed in 2014, and to a lesser extent certain contractual long-term severance arrangements and lease obligations are expected to be completed in 2015 and 2019, respectively.

The following table summarizes the Company’s restructuring charges, net of revisions, by reportable operating segment and Corporate & Other for the year ended December 31, 2013, and the cumulative amounts relating to the restructuring programs that were in progress during 2013 and initiated at various dates between 2009 and 2013.

	2013	Cumulative Restructuring Expense Incurred To Date On In-Progress Restructuring Programs
(Millions)	Total Restructuring Charges, net revisions	Severance	Other	Total
USCS	$(7)	$71	$6	$77
ICS	(8)	110	1	111
GCS	(4)	204	18	222
GNMS	7	55	—	55
Corporate & Other	8	89	68	157	(a)

Total	$(4)	$529	$93	$622	(b)

(a)	Corporate & Other includes certain severance and other charges of $147 million related to Company-wide support functions which were not allocated to the Company’s reportable operating segments, as these were corporate initiatives, which is consistent with how such charges were reported internally.
(b)	As of December 31, 2013, the total expenses to be incurred for previously approved restructuring activities that were in progress are not expected to be materially different than the cumulative expenses incurred to date for these programs.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17

INCOME TAXES

The components of income tax expense for the years ended December 31 included in the Consolidated Statements of Income were as follows:

(Millions)	2013	2012	2011
Current income tax expense:
U.S. federal	$1,730	$982	$958
U.S. state and local	288	189	156
Non-U.S.	514	445	434

Total current income tax expense	2,532	1,616	1,548

Deferred income tax expense (benefit):
U.S. federal	113	359	464
U.S. state and local	4	39	68
Non-U.S.	(120)	(45)	(23)

Total deferred income tax expense	(3)	353	509
Total income tax expense on continuing operations	$2,529	$1,969	$2,057

Income tax benefit from discontinued operations	$—	$—	$(36)

A reconciliation of the U.S. federal statutory rate of 35 percent to the Company’s actual income tax rate for the years ended December 31 on continuing operations was as follows:

	2013	2012	2011
U.S. statutory federal income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes resulting from:
Tax-exempt income	(1.6)	(1.6)	(1.5)
State and local income taxes, net of federal benefit	3.1	2.5	2.6
Non-U.S. subsidiaries earnings(a)	(2.8)	(5.2)	(4.4)
Tax settlements(b)	(1.9)	(0.2)	(1.9)
All other	0.3	—	(0.2)

Actual tax rates(a)	32.1%	30.5%	29.6%

(a)	Results for all years primarily included tax benefits associated with the undistributed earnings of certain non-U.S. subsidiaries that were deemed to be reinvested indefinitely. In addition, 2012 and 2011 included tax benefits of $146 million and $77 million, which decreased the actual tax rates by 2.3 percent and 1.1 percent, respectively, related to the realization of certain foreign tax credits.
(b)	Relates to the resolution of tax matters in various jurisdictions.

The Company records a deferred income tax (benefit) provision when there are differences between assets and liabilities measured for financial reporting and for income tax return purposes. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse.

The significant components of deferred tax assets and liabilities as of December 31 are reflected in the following table:

(Millions)	2013	2012
Deferred tax assets:
Reserves not yet deducted for tax purposes	$3,813	$3,828
Employee compensation and benefits	721	761
Other	546	537

Gross deferred tax assets	5,080	5,126
Valuation allowance	(121)	(162)

Deferred tax assets after valuation allowance	4,959	4,964

Deferred tax liabilities:
Intangibles and fixed assets	1,325	1,346
Deferred revenue	453	403
Deferred interest	363	378
Asset Securitization	130	73
Other	245	306

Gross deferred tax liabilities	2,516	2,506

Net deferred tax assets	$2,443	$2,458

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized. The valuation allowances as of December 31, 2013 and 2012 are associated with net operating losses and other deferred tax assets in certain non-U.S. operations of the Company.

Accumulated earnings of certain non-U.S. subsidiaries, which totaled approximately $9.6 billion as of December 31, 2013, are intended to be permanently reinvested outside the U.S. The Company does not provide for federal income taxes on foreign earnings intended to be permanently reinvested outside the U.S. Accordingly, federal taxes, which would have aggregated approximately $3.0 billion as of December 31, 2013, have not been provided on those earnings.

Net income taxes paid by the Company (including amounts related to discontinued operations) during 2013, 2012 and 2011, were approximately $2.0 billion, $1.9 billion and $0.7 billion, respectively. These amounts include estimated tax payments and cash settlements relating to prior tax years.

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

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company is under continuous examination by the Internal Revenue Service (IRS) and tax authorities in other countries and states in which the Company has significant business operations. The tax years under examination and open for examination vary by jurisdiction. The IRS has completed its field examination of the Company’s federal tax returns for years through 2007; however, refund claims for certain years continue to be reviewed by the IRS. In addition, the Company is currently under examination by the IRS for the years 2008 through 2011.

The following table presents changes in unrecognized tax benefits:

(Millions)	2013	2012	2011
Balance, January 1	$1,230	$1,223	$1,377
Increases:
Current year tax positions	124	51	77
Tax positions related to prior years	176	64	247
Decreases:
Tax positions related to prior years	(371)	(44)	(457)
Settlements with tax authorities	(94)	(25)	(2)
Lapse of statute of limitations	(21)	(37)	(19)
Effects of foreign currency translations	—	(2)	—

Balance, December 31	$1,044	$1,230	$1,223

Included in the unrecognized tax benefits of $1.0 billion for December 31, 2013 and $1.2 billion for both December 31, 2012 and 2011, are approximately $427 million, $452 million and $440 million, respectively, that, if recognized, would favorably affect the effective tax rate in a future period.

The Company believes it is reasonably possible that its unrecognized tax benefits could decrease within the next 12 months by as much as $632 million principally as a result of potential resolutions of prior years’ tax items with various taxing authorities. The prior years’ tax items include unrecognized tax benefits relating to the deductibility of certain expenses or losses and the attribution of taxable income to a particular jurisdiction or jurisdictions. Of the $632 million of unrecognized tax benefits, approximately $474 million relates to amounts that if recognized would be recorded to shareholders’ equity and would not impact the effective tax rate. With respect to the remaining $158 million, it is not possible to quantify the impact that the decrease could have on the effective tax rate and net income due to the inherent complexities and the number of tax years open for examination in multiple jurisdictions. Resolution of the prior years’ items that comprise this remaining amount could have an impact on the effective tax rate and on net income, either favorably (principally as a result of settlements that are less than the liability for unrecognized tax benefits) or unfavorably (if such settlements exceed the liability for unrecognized tax benefits).

Interest and penalties relating to unrecognized tax benefits are reported in the income tax provision. During the years ended December 31, 2013, 2012 and 2011, the Company recognized benefits of approximately $31 million, $8 million and $63 million, respectively, of interest and penalties. The Company has approximately $144 million and $155 million accrued for the payment of interest and penalties as of December 31, 2013 and 2012, respectively.

Discontinued operations for 2011 included the impact of a $36 million tax benefit related to the favorable resolution of certain prior years’ tax items related to American Express Bank, Ltd., which was sold to Standard Chartered PLC during the quarter ended March 31, 2008.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18

EARNINGS PER COMMON SHARE (EPS)

The computations of basic and diluted EPS for the years ended December 31 were as follows:

(Millions, except per share amounts)	2013	2012	2011
Numerator:
Basic and diluted:
Income from continuing operations	$5,359	$4,482	$4,899
Earnings allocated to participating share awards(a)	(47)	(49)	(58)
Income from discontinued operations, net of tax	—	—	36

Net income attributable to common shareholders	$5,312	$4,433	$4,877

Denominator:(a)
Basic: Weighted-average common stock	1,082	1,135	1,178
Add: Weighted-average stock options(b)	7	6	6

Diluted	1,089	1,141	1,184

Basic EPS:
Income from continuing operations attributable to common shareholders	$4.91	$3.91	$4.11
Income from discontinued operations	—	—	0.03

Net income attributable to common shareholders	$4.91	$3.91	$4.14

Diluted EPS:
Income from continuing operations attributable to common shareholders	$4.88	$3.89	$4.09
Income from discontinued operations	—	—	0.03

Net income attributable to common shareholders	$4.88	$3.89	$4.12

(a)	The Company’s unvested restricted stock awards, which include the right to receive non-forfeitable dividends or dividend equivalents, are considered participating securities. Calculations of EPS under the two-class method exclude from the numerator any dividends paid or owed on participating securities and any undistributed earnings considered to be attributable to participating securities. The related participating securities are similarly excluded from the denominator.
(b)	For the years ended December 31, 2013, 2012 and 2011, the dilutive effect of unexercised stock options excludes 0.1 million, 7.6 million and 19.2 million options, respectively, from the computation of EPS because inclusion of the options would have been anti-dilutive.

For the years ended December 31, 2013, 2012 and 2011, the Company met specified performance measures related to the Subordinated Debentures of $750 million issued in 2006, which resulted in no impact to EPS. If the performance measures were not achieved in any given quarter, the Company would be required to issue common shares and apply the proceeds to make interest payments.

NOTE 19

DETAILS OF CERTAIN CONSOLIDATED STATEMENTS OF INCOME LINES

The following is a detail of other commissions and fees for the years ended December 31:

(Millions)	2013	2012	2011
Foreign currency conversion revenue	$877	$855	$861
Delinquency fees	667	604	567
Service fees	375	362	355
Other(a)	495	496	486

Total other commissions and fees	$2,414	$2,317	$2,269

(a)	Other primarily includes fee revenue from the Loyalty Partner business and fees related to Membership Rewards programs.

The following is a detail of other revenues for the years ended December 31:

(Millions)	2013	2012	2011
Global Network Services partner revenues	$650	$664	$655
Net gain on investment securities	136	126	16
Other(a)	1,488	1,635	1,493

Total other revenues	$2,274	$2,425	$2,164

(a)	Other includes revenues arising from insurance premiums earned from Card Member travel and other insurance programs, Travelers Cheques-related revenues, publishing revenues and other miscellaneous revenue and fees.

The following is a detail of marketing, promotion, rewards and Card Member services for the years ended December 31:

(Millions)	2013	2012	2011
Marketing and promotion	$3,043	$2,890	$2,996
Card Member rewards	6,457	6,282	6,218
Card Member services	767	772	716

Total marketing, promotion, rewards and Card Member services	$10,267	$9,944	$9,930

Marketing and promotion expense includes advertising costs, which are expensed in the year in which the advertising first takes place. Card Member rewards expense includes the costs of rewards programs, including Membership Rewards and co-brand arrangements. Card Member services expense includes protection plans and complimentary services provided to Card Members.

The following is a detail of other, net for the years ended December 31:

(Millions)	2013	2012	2011
Professional services	$3,102	$2,963	$2,951
Occupancy and equipment	1,904	1,823	1,685
Communications	379	383	378
MasterCard and Visa settlements, net of legal fees	—	—	(562)
Other(a)	1,133	1,404	1,260

Total other, net	$6,518	$6,573	$5,712

(a)	Other expense includes general operating expenses, gains (losses) on sale of assets or businesses not classified as discontinued operations, litigation, certain internal and regulatory review-related reimbursements and insurance costs or settlements, investment impairments and certain Loyalty Partner expenses.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

For the Company’s Incentive Compensation Plans, there were a total of 35 million, 36 million and 38 million common shares unissued and available for grant as of December 31, 2013, 2012 and 2011, respectively, as authorized by the Company’s Board of Directors and shareholders.

The Company granted stock option awards to its Chief Executive Officer (CEO) in November 2007 and January 2008 that have performance-based and market-based conditions. These option awards are separately disclosed and are excluded from the information and tables presented in the following paragraphs.

A summary of stock option and RSA activity as of December 31, 2013, and changes during the year is presented below:

	Stock Options		RSAs
(Shares in thousands)	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Grant Price
Outstanding as of December 31, 2012	31,861	$43.62	11,800	$40.31
Granted	463	61.76	3,867	60.13
Exercised/vested	(13,672)	42.39	(5,559)	33.24
Forfeited	(22)	39.25	(530)	50.31
Expired	(15)	45.61	—	—

Outstanding as of December 31, 2013	18,615	44.98	9,578	$51.88

Options vested and expected to vest as of December 31, 2013	18,600	44.98	—	—

Options exercisable as of December 31, 2013	16,842	$44.51	—	—

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

The weighted-average remaining contractual life and the aggregate intrinsic value (the amount by which the fair value of the Company’s stock exceeds the exercise price of the option) of the stock options outstanding, exercisable, and vested and expected to vest as of December 31, 2013 are as follows:

	Outstanding	Exercisable	Vested and Expected to Vest
Weighted-average remaining contractual life (in years)	4.4	4.0	4.4
Aggregate intrinsic value (millions)	$852	$778	$851

The intrinsic value for options exercised during 2013, 2012 and 2011 was $374 million, $209 million and $206 million, respectively (based upon the fair value of the Company’s stock price at the date of exercise). Cash received from the exercise of stock options in 2013, 2012 and 2011 was $580 million, $368 million and $503 million, respectively. The tax benefit realized from income tax deductions from stock option exercises, which was recorded in additional paid-in capital, in 2013, 2012 and 2011 was $84 million, $45 million and $60 million, respectively.

The fair value of each option is estimated on the date of grant using a Black-Scholes-Merton option-pricing model. The following weighted-average assumptions were used for grants issued in 2013, 2012 and 2011, the majority of which were granted in the beginning of each year:

	2013	2012	2011
Dividend yield	1.4%	1.5%	1.6%
Expected volatility(a)	39%	41%	40%
Risk-free interest rate	1.3%	1.3%	2.3%
Expected life of stock option (in years)(b)	6.3	6.3	6.2
Weighted-average fair value per option	$21.11	$17.48	$16.21

(a)	The expected volatility is based on both weighted historical and implied volatilities of the Company’s common stock price.
(b)	In 2013, 2012 and 2011, the expected life of stock options was determined using both historical data and expectations of option exercise behavior.

STOCK OPTIONS WITH PERFORMANCE-BASED AND MARKET-BASED CONDITIONS

On November 30, 2007 and January 31, 2008, the Company’s CEO was granted in the aggregate 2,750,000 of non-qualified stock option awards with performance-based and market-based conditions. Both awards have a contractual term of 10 years and a vesting period of 6 years.

The aggregate grant date fair value of options with performance-based conditions was approximately $33.8 million. Compensation expense for these awards will be recognized over the vesting period when it is determined it is probable that the performance metrics will be achieved. No compensation expense for these awards was recorded in 2013, 2012 and 2011.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The aggregate grant date fair value of options with market-based conditions was approximately $10.5 million. Compensation expense for these awards is recognized ratably over the vesting period irrespective of the probability of the market metric being achieved. Total compensation expense of approximately $0.3 million, $0.5 million and $2.4 million was recorded in 2013, 2012 and 2011, respectively.

RESTRICTED STOCK AWARDS

RSAs are valued based on the stock price on the date of grant and generally vest 25 percent per year, beginning with the first anniversary of the grant date. RSA holders receive non-forfeitable dividends or dividend equivalents. The total fair value of shares vested during 2013, 2012 and 2011 was $336 million, $296 million and $221 million, respectively (based upon the Company’s stock price at the vesting date).

The weighted-average grant date fair value of RSAs granted in 2013, 2012 and 2011, is $60.13, $49.80 and $45.11, respectively.

LIABILITY-BASED AWARDS

Certain employees are awarded PGs and other incentive awards that can be settled with cash or equity shares at the Company’s discretion and final Compensation and Benefits Committee payout approval. These awards earn value based on performance, market and service conditions and vest over periods of one to three years.

PGs and other incentive awards are generally settled with cash and thus are classified as liabilities and, therefore, the fair value is determined at the date of grant and remeasured quarterly as part of compensation expense over the vesting period. Cash paid upon vesting of these awards in 2013, 2012 and 2011 was $45 million, $66 million and $58 million, respectively.

Summary of Stock Plan Expense

The components of the Company’s total stock-based compensation expense (net of forfeitures) for the years ended December 31 are as follows:

(Millions)	2013	2012	2011
Restricted stock awards(a)	$208	$197	$176
Stock options(a)	23	29	40
Liability-based awards	119	70	83
Performance/market-based stock options	—	1	2

Total stock-based compensation expense(b)	$350	$297	$301

(a)	As of December 31, 2013, the total unrecognized compensation cost related to unvested RSAs and options of $232 million and $14 million, respectively, will be recognized ratably over the weighted-average remaining vesting period of 2.1 years and 1.8 years, respectively.
(b)	The total income tax benefit recognized in the Consolidated Statements of Income for stock-based compensation arrangements for the years ended December 31, 2013, 2012 and 2011 was $127 million, $107 million and $105 million, respectively.

NOTE 21

RETIREMENT PLANS

DEFINED CONTRIBUTION RETIREMENT PLANS

The Company sponsors defined contribution retirement plans, the principal plan being the Retirement Savings Plan (RSP), a 401(k) savings plan with a profit-sharing component. The RSP is a tax-qualified retirement plan subject to the Employee Retirement Income Security Act of 1974 (ERISA) and covers most employees in the U.S. The total expense for all defined contribution retirement plans globally was $281 million, $254 million and $252 million in 2013, 2012 and 2011, respectively.

DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company’s primary defined benefit pension plans that cover certain employees in the U.S. and United Kingdom are closed to new entrants and existing participants do not accrue any additional benefits. Most employees outside the U.S. and United Kingdom are covered by local retirement plans, some of which are funded, while other employees receive payments at the time of retirement or termination under applicable labor laws or agreements. The Company complies with minimum funding requirements in all countries. The Company sponsors unfunded other postretirement benefit plans that provide health care and life insurance to certain retired U.S. employees. The total expense for these plans was $59 million, $93 million and $74 million in 2013, 2012 and 2011, respectively.

The Company recognizes the funded status of its defined benefit pension plans and other postretirement benefit plans, measured as the difference between the fair value of the plan assets and the projected benefit obligation, in the Consolidated Balance Sheets. As of December 31, 2013 and 2012, the funded status related to the defined benefit pension plans and other postretirement benefit plans was underfunded by $661 million and $796 million, respectively, and is recorded in other liabilities.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The following table details the Company’s maximum credit exposure by category, including the credit exposure associated with derivative financial instruments, as of December 31:

(Billions)	2013	2012
On-balance sheet:
Individuals(a)	$98	$95
Financial institutions(b)	22	25
U.S. Government and agencies(c)	4	5
All other(d)	17	16

Total on-balance sheet(e)	141	141

Unused lines-of-credit – individuals(f)	$265	$253

(a)	Individuals primarily include Card Member loans and receivables.
(b)	Financial institutions primarily include debt obligations of banks, broker-dealers, insurance companies and savings and loan associations.
(c)	U.S. Government and agencies represent debt obligations of the U.S. Government and its agencies, states and municipalities and government-sponsored entities.
(d)	All other primarily includes Card Member receivables from other corporate institutions.
(e)	Certain distinctions between categories require management judgment.
(f)	Because charge card products generally have no preset spending limit, the associated credit limit on charge products is not quantifiable. Therefore, the quantified unused line-of-credit amounts only include the approximate credit line available on lending products.

As of December 31, 2013 and 2012, the Company’s most significant concentration of credit risk was with individuals, including Card Member receivables and loans. These amounts are generally advanced on an unsecured basis. However, the Company reviews each potential customer’s credit application and evaluates the applicant’s financial history and ability and willingness to repay. The Company also considers credit performance by customer tenure, industry and geographic location in managing credit exposure.

The following table details the Company’s Card Member loans and receivables exposure (including unused lines-of-credit on Card Member loans) in the U.S. and outside the U.S. as of December 31:

(Billions)	2013	2012
On-balance sheet:
U.S.	$89	$85
Non-U.S.	22	23

On-balance sheet(a)(b)	111	108

Unused lines-of-credit – individuals:
U.S.	219	208
Non-U.S.	46	45

Total unused lines-of-credit – individuals	$265	$253

(a)	Represents Card Member loans to individuals as well as receivables from individuals and corporate institutions as discussed in footnotes (a) and (d) from the previous table.
(b)	The remainder of the Company’s on-balance sheet exposure includes cash, investments, other loans, other receivables and other assets including derivative financial instruments. These balances are primarily within the U.S.

EXPOSURE TO THE AIRLINE INDUSTRY

The Company has multiple important co-brand, rewards and corporate payment arrangements with airlines. The Company’s largest airline partner is Delta and this relationship includes exclusive co-brand credit card partnerships and other arrangements including Membership Rewards, merchant acceptance, travel and corporate payments programs. American Express’ Delta SkyMiles Credit Card co-brand portfolio accounts for approximately 5 percent of the Company’s worldwide billed business and less than 15 percent of worldwide Card Member loans. Refer to Notes 4 and 8 for further information on receivables and other assets recorded by the Company relating to these relationships.

In recent years, the airline industry has undergone bankruptcies, restructurings, consolidations and other similar events. Historically, the Company has not experienced significant revenue declines when a particular airline scales back or ceases operations due to a bankruptcy or other financial challenges because volumes generated by that airline are typically shifted to other participants in the industry that accept the Company’s card products. The Company’s exposure to business and credit risk in the airline industry is primarily through business arrangements where the Company has remitted payment to the airline for a Card Member purchase of tickets that have not yet been used or “flown”. The Company mitigates this risk by delaying payment to the airlines with deteriorating financial situations, thereby increasing cash withheld to protect the Company in the event the airline is liquidated. To date, the Company has not experienced significant losses from airlines that have ceased operations.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23

REGULATORY MATTERS AND CAPITAL ADEQUACY

The Company is supervised and regulated by the Federal Reserve and is subject to the Federal Reserve’s requirements for risk-based capital and leverage ratios. The Company’s two U.S. bank operating subsidiaries, American Express Centurion Bank (Centurion Bank) and American Express Bank, FSB (FSB) (together, the Banks), are subject to supervision and regulation, including similar regulatory capital requirements by the Federal Deposit Insurance Corporation (FDIC) and the Office of the Comptroller of the Currency (OCC), respectively.

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

As of December 31, 2013 and 2012, the Company and its Banks met all capital requirements to which each was subject and maintained regulatory capital ratios in excess of those required to qualify as well capitalized.

The following table presents the regulatory capital ratios for the Company and the Banks:

(Millions, except percentages)	Tier 1 capital	Total capital	Tier 1 capital ratio	Total capital ratio	Tier 1 leverage ratio
December 31, 2013:
American Express Company	$16,174	$18,585	12.5%	14.4%	10.9%
American Express Centurion Bank	6,366	6,765	19.9	21.2	19.0
American Express Bank, FSB	6,744	7,662	15.6	17.7	17.5	(a)
December 31, 2012:
American Express Company	$14,920	$17,349	11.9%	13.8%	10.2%
American Express Centurion Bank	5,814	6,227	17.6	18.9	17.0
American Express Bank, FSB	6,649	7,556	16.5	18.7	17.5	(a)

Well-capitalized ratios(c)			6.0%	10.0%	5.0	%(b)
Minimum capital ratios(c)			4.0%	8.0%	4.0%

(a)	FSB leverage ratio is calculated using ending total assets as prescribed by OCC regulations applicable to federal savings banks.
(b)	Represents requirements for banking subsidiaries to be considered “well-capitalized” pursuant to regulations issued under the Federal Deposit Insurance Corporation Improvement Act. There is no “well-capitalized” definition for the Tier 1 leverage ratio for a bank holding company.
(c)	As defined by the regulations issued by the Federal Reserve, OCC and FDIC.

RESTRICTED NET ASSETS OF SUBSIDIARIES

Certain of the Company’s subsidiaries are subject to restrictions on the transfer of net assets under debt agreements and regulatory requirements. These restrictions have not had any effect on the Company’s shareholder dividend policy and management does not anticipate any impact in the future. Procedures exist to transfer net assets between the Company and its subsidiaries, while ensuring compliance with the various contractual and regulatory constraints. As of December 31, 2013, the aggregate amount of net assets of subsidiaries that are restricted to be transferred to the Company was approximately $9.9 billion.

BANK HOLDING COMPANY DIVIDEND RESTRICTIONS

The Company is limited in its ability to pay dividends by the Federal Reserve, which could prohibit a dividend that would be considered an unsafe or unsound banking practice. It is the policy of the Federal Reserve that bank holding companies generally should pay dividends on common stock only out of net income available to common shareholders generated over the past year, and only if prospective earnings retention is consistent with the organization’s current and expected future capital needs, asset quality and overall financial condition. Moreover, bank holding companies are required by statute to be a source of strength to their insured depository institution subsidiaries and should not maintain dividend levels that undermine their ability to do so. On an annual basis, the Company is required to develop and maintain a capital plan, which includes planned dividends over a two-year horizon, and to submit the capital plan to the Federal Reserve.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BANKS’ DIVIDEND RESTRICTIONS

In the years ended December 31, 2013 and 2012, Centurion Bank paid dividends from retained earnings to its parent of $1.4 billion and $2.0 billion, respectively, and FSB paid dividends from retained earnings to its parent of $1.8 billion and $1.5 billion, respectively.

The Banks are subject to statutory and regulatory limitations on their ability to pay dividends. The total amount of dividends that may be paid at any date, subject to supervisory considerations of the Banks’ regulators, is generally limited to the retained earnings of the respective bank. As of December 31, 2013 and 2012, the Banks’ retained earnings, in the aggregate, available for the payment of dividends were $4.6 billion and $4.7 billion, respectively. In determining the dividends to pay its parent, the Banks must also consider the effects on applicable risk-based capital and leverage ratio requirements, as well as policy statements of the federal regulatory agencies. In addition, the Banks’ banking regulators have authority to limit or prohibit the payment of a dividend by the Banks under a number of circumstances, including if, in the banking regulator’s opinion, payment of a dividend would constitute an unsafe or unsound banking practice in light of the financial condition of the banking organization.

NOTE 24

COMMITMENTS AND CONTINGENCIES

LEGAL CONTINGENCIES

The Company and its subsidiaries are involved in a number of legal proceedings concerning matters arising out of the conduct of their respective business activities and are periodically subject to governmental and regulatory examinations, information gathering requests, subpoenas, inquiries and investigations (collectively, governmental examinations). As of December 31, 2013, the Company and various of its subsidiaries were named as a defendant or were otherwise involved in numerous legal proceedings and governmental examinations in various jurisdictions, both in and outside the U.S. The Company discloses its material legal proceedings and governmental examinations under “Legal Proceedings” in its Annual Report on Form 10-K for the year ended December 31, 2013 (Legal Proceedings).

The Company has recorded liabilities for certain of its outstanding legal proceedings and governmental examinations. A liability is accrued when it is both (a) probable that a loss has occurred and (b) the amount of loss can be reasonably estimated. As discussed below, there may be instances in which an exposure to loss exceeds the accrued liability. The Company evaluates, on a quarterly basis, developments in legal proceedings and governmental examinations that could cause an increase or decrease in the amount of the liability that has been previously accrued or a revision to the disclosed estimated range of possible losses, as applicable.

The Company’s legal proceedings range from cases brought by a single plaintiff to class actions with millions of putative class members. These legal proceedings, as well as governmental examinations, involve various lines of business of the Company and a variety of claims (including, but not limited to, common law tort, contract, antitrust and consumer protection claims), some of which present novel factual allegations and/or unique legal theories. While some matters pending against the Company specify the damages claimed by the plaintiff, many seek a not-yet-quantified amount of damages or are at very early stages of the legal process. Even when the amount of damages claimed against the Company are stated, the claimed amount may be exaggerated and/or unsupported. As a result, some matters have not yet progressed sufficiently through discovery and/or development of important factual information and legal issues to enable the Company to estimate a range of possible loss.

Other matters have progressed sufficiently through discovery and/or development of important factual information and legal issues so that the Company is able to estimate a range of possible loss. Accordingly, for those legal proceedings and governmental examinations disclosed or referred to in Legal Proceedings where a loss is reasonably possible in future periods, whether in excess of a related accrued liability or where there is no accrued liability, and for which the Company is able to estimate a range of possible loss, the current estimated range is zero to $440 million in excess of any accrued liability related to these matters. This aggregate range represents management’s estimate of possible loss with respect to these matters and is based on currently available information. This estimated range of possible loss does not represent the Company’s maximum loss exposure. The legal proceedings and governmental examinations underlying the estimated range will change from time to time and actual results may vary significantly from current estimates.

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

VISA AND MASTERCARD SETTLEMENTS

As previously disclosed, the Company reached settlement agreements with Visa and MasterCard. Under the terms of the settlement agreements, the Company received aggregate maximum payments of $4.05 billion. The settlement with Visa comprised an initial payment of $1.13 billion ($700 million after-tax) that was recorded as a gain in 2007. Having met quarterly performance criteria, the Company recognized $280 million ($172 million after-tax) from Visa in 2011, and $300 million ($186 million after-tax) from MasterCard in 2011. These payments are included in other expenses within Corporate & Other. During the second and fourth quarter of 2011, the Company received the final payments on the MasterCard and Visa litigation settlements, respectively.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OTHER CONTINGENCIES

The Company also has contingent obligations to make payments under contractual agreements entered into as part of the ongoing operation of the Company’s business, primarily with co-brand partners. The contingent obligations under such arrangements were approximately $2.8 billion as of December 31, 2013.

RENT EXPENSE AND LEASE COMMITMENTS

The Company leases certain facilities and equipment under noncancelable and cancelable agreements. The total rental expense amounted to $281 million in 2013 (including lease termination penalties of $6 million), $305 million in 2012 (including lease termination penalties of $13 million) and $280 million in 2011.

As of December 31, 2013, the minimum aggregate rental commitment under all noncancelable operating leases (net of subleases of $23 million) was as follows:

(Millions)
2014	$237
2015	196
2016	157
2017	132
2018	114
Thereafter	922

Total	$1,758

As of December 31, 2013, the Company’s future minimum lease payments under capital leases or other similar arrangements is approximately $11 million in 2014, $4 million in 2015 through 2018, and $14 million thereafter.

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

The Company considers a combination of factors when evaluating the composition of its reportable operating segments, including the results reviewed by the chief operating decision maker, economic characteristics, products and services offered, classes of customers, product distribution channels, geographic considerations (primarily U.S. versus non-U.S.), and regulatory environment considerations. The following is a brief description of the primary business activities of the Company’s four reportable operating segments:

•	USCS issues a wide range of card products and services to consumers and small businesses in the U.S., and provides consumer travel services to Card Members and other consumers.

•	ICS issues proprietary consumer and small business cards outside the U.S.

•	GCS offers global corporate payment and travel-related products and services to large and mid-sized companies.

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

Corporate functions and auxiliary businesses, including the Company’s Enterprise Growth Group (including Global Payment Options) and other Company operations, are included in Corporate & Other.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents certain selected financial information as of or for the years ended December 31, 2013, 2012 and 2011:

(Millions, except where indicated)	USCS	ICS	GCS	GNMS	Corporate & Other(a)	Consolidated
2013
Non-interest revenues	$12,123	$4,644	$5,085	$5,229	$846	$27,927
Interest income	5,565	1,118	13	32	277	7,005
Interest expense	693	361	245	(252)	911	1,958
Total revenues net of interest expense	16,995	5,401	4,853	5,513	212	32,974
Total provision	1,417	444	159	69	21	2,110
Pretax income (loss) from continuing operations	4,994	643	1,244	2,469	(1,462)	7,888
Income tax provision (benefit)	1,801	12	384	894	(562)	2,529
Income (loss) from continuing operations	3,193	631	860	1,575	(900)	5,359

Total equity (billions)	9.3	3.1	3.7	2.0	1.4	19.5

2012
Non-interest revenues	11,469	4,561	4,995	5,005	897	26,927
Interest income	5,342	1,147	11	23	331	6,854
Interest expense	765	402	257	(243)	1,045	2,226
Total revenues net of interest expense	16,046	5,306	4,749	5,271	183	31,555
Total provision	1,429	330	136	74	21	1,990
Pretax income (loss) from continuing operations	4,069	659	960	2,219	(1,456)	6,451
Income tax provision (benefit)	1,477	25	316	776	(625)	1,969
Income (loss) from continuing operations	2,592	634	644	1,443	(831)	4,482

Total equity (billions)	8.7	2.9	3.6	2.0	1.7	18.9

2011
Non-interest revenues	10,804	4,470	4,880	4,713	719	25,586
Interest income	5,074	1,195	9	5	413	6,696
Interest expense	807	426	264	(224)	1,047	2,320
Total revenues net of interest expense	15,071	5,239	4,625	4,942	85	29,962
Total provision	687	268	76	75	6	1,112
Pretax income (loss) from continuing operations	4,129	762	1,075	1,979	(989)	6,956
Income tax provision (benefit)	1,449	39	337	686	(454)	2,057
Income (loss) from continuing operations	2,680	723	738	1,293	(535)	4,899

Total equity (billions)	$8.8	$2.8	$3.6	$2.0	$1.6	$18.8

(a)	Corporate & Other includes adjustments and eliminations for intersegment activity.

Total Revenues Net of Interest Expense

The Company allocates discount revenue and certain other revenues among segments using a transfer pricing methodology. Within the USCS, ICS and GCS segments, discount revenue reflects the issuer component of the overall discount revenue generated by each segment’s Card Members; within the GNMS segment, discount revenue reflects the network and acquirer component of the overall discount revenue. Net card fees and travel commissions and fees are directly attributable to the segment in which they are reported.

Interest and fees on loans and certain investment income is directly attributable to the segment in which it is reported. Interest expense reflects an allocated funding cost based on a combination of segment funding requirements and internal funding rates.

Provisions for Losses

The provisions for losses are directly attributable to the segment in which they are reported.

Expenses

Marketing and promotion expenses are reflected in each segment based on actual expenses incurred, with the exception of brand advertising, which is primarily reflected in the GNMS and USCS segments. Rewards and Card Member services expenses are reflected in each segment based on actual expenses incurred within each segment.

Salaries and employee benefits and other operating expenses reflect expenses such as professional services, occupancy and equipment and communications incurred directly within each segment. In addition, expenses related to the Company’s support services, such as technology costs, are allocated to each segment primarily based on support service activities directly attributable to the segment. Other overhead expenses, such as staff group support functions, are allocated from Corporate & Other to the other segments based on a mix of each segment’s direct consumption of services and relative level of pretax income.

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

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GEOGRAPHIC OPERATIONS

The following table presents the Company’s total revenues net of interest expense and pretax income (loss) from continuing operations in different geographic regions:

(Millions)	U.S.	EMEA(a)	JAPA(a)	LACC(a)	Other Unallocated(b)	Consolidated
2013(c)
Total revenues net of interest expense	$23,745	$3,700	$2,952	$2,900	$(323)	$32,974
Pretax income (loss) from continuing operations	7,679	524	488	701	(1,504)	7,888
2012(c)
Total revenues net of interest expense	$22,631	$3,594	$3,106	$2,774	$(550)	$31,555
Pretax income (loss) from continuing operations	6,468	505	426	605	(1,553)	6,451
2011(c)
Total revenues net of interest expense	$21,254	$3,551	$3,071	$2,706	$(620)	$29,962
Pretax income (loss) from continuing operations	6,971	620	430	583	(1,648)	6,956

(a)	EMEA represents Europe, the Middle East and Africa; JAPA represents Japan, Asia/Pacific and Australia; and LACC represents Latin America, Canada and the Caribbean.
(b)	Other Unallocated includes net costs which are not directly allocable to specific geographic regions, including costs related to the net negative interest spread on excess liquidity funding and executive office operations expenses.
(c)	The data in the above table is, in part, based upon internal allocations, which necessarily involve management’s judgment.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

PARENT COMPANY

PARENT COMPANY – CONDENSED STATEMENTS OF INCOME

Years Ended December 31 (Millions)	2013	2012	2011
Revenues
Non-interest revenues
Gain on sale of securities	$135	$121	$15
Other	5	(12)	3

Total non-interest revenues	140	109	18

Interest income	134	137	142
Interest expense	(583)	(609)	(633)

Total revenues net of interest expense	(309)	(363)	(473)

Expenses
Salaries and employee benefits	206	165	173
Other	261	214	186

Total	467	379	359

Pretax loss	(776)	(742)	(832)
Income tax benefit	(297)	(258)	(346)

Net loss before equity in net income of subsidiaries and affiliates	(479)	(484)	(486)
Equity in net income of subsidiaries and affiliates	5,838	4,966	5,385

Income from continuing operations	5,359	4,482	4,899
Income from discontinued operations, net of tax	—	—	36

Net income	$5,359	$4,482	$4,935

PARENT COMPANY – CONDENSED BALANCE SHEETS

As of December 31 (Millions)	2013	2012
Assets
Cash and cash equivalents	$6,076	$4,797
Investment securities	123	296
Equity in net assets of subsidiaries and affiliates of continuing operations	19,571	19,087
Accounts receivable, less reserves	378	655
Premises and equipment, less accumulated depreciation: 2013, $76; 2012, $59	136	117
Loans to subsidiaries and affiliates	5,236	6,733
Due from subsidiaries and affiliates	1,126	1,189
Other assets	335	441

Total assets	32,981	33,315

Liabilities and Shareholders’ Equity
Liabilities
Accounts payable and other liabilities	1,386	1,474
Due to subsidiaries and affiliates	926	1,069
Short-term debt of subsidiaries and affiliates	819	2,316
Long-term debt	10,354	9,570

Total liabilities	13,485	14,429
Shareholders’ equity
Common shares	213	221
Additional paid-in capital	12,202	12,067
Retained earnings	8,507	7,525
Accumulated other comprehensive loss	(1,426)	(927)

Total shareholders’ equity	19,496	18,886

Total liabilities and shareholders’ equity	$32,981	$33,315

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY — CONDENSED STATEMENTS OF CASH FLOWS

Years Ended December 31 (Millions)	2013	2012	2011
Cash Flows from Operating Activities
Net income	$5,359	$4,482	$4,935
Adjustments to reconcile net income to cash provided by operating activities:
Equity in net income of subsidiaries and affiliates:
– Continuing operations	(5,838)	(4,966)	(5,385)
– Discontinued operations	—	—	(36)
Dividends received from subsidiaries and affiliates	4,768	3,355	3,773
Gain on sale of securities	(135)	(121)	(15)
Other operating activities, primarily with subsidiaries and affiliates	324	196	671
Premium paid on debt exchange	—	(541)	—

Net cash provided by operating activities	4,478	2,405	3,943

Cash Flows from Investing Activities
Sale of investments	157	118	20
Purchase of investments	—	—	(2)
Purchase of premises and equipment	(39)	(38)	(35)
Loans to subsidiaries and affiliates	1,498	(1,601)	(189)
Investments in subsidiaries and affiliates	—	(11)	(18)

Net cash provided by (used in) investing activities	1,616	(1,532)	(224)

Cash Flows from Financing Activities
Issuance/(principal payments) of/on long-term debt	843	—	(400)
Short-term debt of subsidiaries and affiliates	(1,497)	1,421	895
Issuance of American Express common shares and other	721	443	594
Repurchase of American Express common shares	(3,943)	(3,952)	(2,300)
Dividends paid	(939)	(902)	(861)

Net cash used in financing activities	(4,815)	(2,990)	(2,072)

Net increase (decrease) in cash and cash equivalents	1,279	(2,117)	1,647
Cash and cash equivalents at beginning of year	4,797	6,914	5,267

Cash and cash equivalents at end of year	$6,076	$4,797	$6,914

Supplemental cash flow information
Non-cash financing activities
Impact of debt exchange on long-term debt	$—	$439	$—

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27

QUARTERLY FINANCIAL DATA (UNAUDITED)

(Millions, except per share amounts)	2013				2012
Quarters Ended	12/31	9/30	6/30	3/31	12/31(b)	9/30	6/30	3/31
Total revenues net of interest expense	$8,547	$8,301	$8,245	$7,881	$8,141	$7,862	$7,965	$7,587
Pretax income	1,980	2,004	1,995	1,909	929	1,870	1,879	1,773
Net income	1,308	1,366	1,405	1,280	637	1,250	1,339	1,256
Earnings Per Common Share – Basic:
Net income attributable to common shareholders(a)	$1.22	$1.26	$1.28	$1.15	$0.57	$1.10	$1.16	$1.07
Earnings Per Common Share – Diluted:
Net income attributable to common shareholders(a)	1.21	1.25	1.27	1.15	0.56	1.09	1.15	1.07
Cash dividends declared per common share	0.23	0.23	0.23	0.20	0.20	0.20	0.20	0.20
Common share price:
High	90.79	78.63	78.61	67.48	59.40	59.73	61.42	59.26
Low	$72.08	$71.47	$63.43	$58.31	$53.02	$54.35	$53.18	$47.40

(a)	Represents net income, less earnings allocated to participating share awards of $11 million for the quarter ended December 31, 2013, $12 million for the quarter ended September 30, 2013, $13 million for the quarter ended June 30, 2013, $11 million for the quarter ended March 31, 2013, $7 million for the quarter ended December 31, 2012, and $14 million for each of the quarters ended September 30, 2012, June 30, 2012 and March 31, 2012.
(b)	The results of operations for the quarter ended December 31, 2012 included a $400 million restructuring charge ($287 million after-tax), a $342 million Membership Rewards expense ($212 million after-tax) and $153 million ($95 million after-tax) of Card Member reimbursements. The $153 million includes amounts related to prior periods, with $49 million relating to the first three quarters of 2012 and $83 million relating to periods prior to January 1, 2012. The Company has assessed the materiality of these errors on all prior periods and concluded that the impact was not material to those prior periods or to any quarter or full year for 2012.

AMERICAN EXPRESS COMPANY

CONSOLIDATED FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(Millions, except per share amounts, share data, percentages and where indicated)	2013	2012	2011	2010	2009
Operating Results
Total revenues net of interest expense(a)	$32,974	$31,555	$29,962	$27,582	$24,336
Expenses(a)	22,976	23,114	21,894	19,411	16,182
Provisions for losses	2,110	1,990	1,112	2,207	5,313
Income from continuing operations	5,359	4,482	4,899	4,057	2,137
Income (loss) from discontinued operations	—	—	36	—	(7)
Net income	$5,359	$4,482	$4,935	$4,057	$2,130
Return on average equity(b)	27.8%	23.1%	27.7%	27.5%	14.6%

Balance Sheet
Cash and cash equivalents	$19,486	$22,250	$24,893	$16,356	$16,599
Accounts receivable, net	47,185	45,914	44,109	40,434	38,204
Loans, net	66,585	64,309	61,166	57,616	30,010
Investment securities	5,016	5,614	7,147	14,010	24,337
Total assets	153,375	153,140	153,337	146,689	125,145
Customer deposits	41,763	39,803	37,898	29,727	26,289
Travelers Cheques outstanding and other prepaid products	4,240	4,601	5,123	5,618	5,975
Short-term borrowings(c)	5,021	3,314	4,337	3,620	2,344
Long-term debt	55,330	58,973	59,570	66,416	52,338
Shareholders’ equity	$19,496	$18,886	$18,794	$16,230	$14,406

Common Share Statistics
Earnings per share:
Income from continuing operations:
Basic	$4.91	$3.91	$4.11	$3.37	$1.55
Diluted	4.88	3.89	4.09	3.35	1.54
Income (loss) from discontinued operations:
Basic	—	—	0.03	—	(0.01)
Diluted	—	—	0.03	—	—
Net income:
Basic	4.91	3.91	4.14	3.37	1.54
Diluted	4.88	3.89	4.12	3.35	1.54
Cash dividends declared per share	0.89	0.80	0.72	0.72	0.72
Book value per share	18.32	17.09	16.15	13.56	12.08
Market price per share:
High	90.79	61.42	53.8	49.19	42.25
Low	58.31	47.40	41.30	36.6	9.71
Close	$90.73	$57.48	$47.17	$42.92	$40.52
Average common shares outstanding for earnings per share:
Basic	1,082	1,135	1,178	1,188	1,168
Diluted	1,089	1,141	1,184	1,195	1,171
Shares outstanding at period end	1,064	1,105	1,164	1,197	1,192

Other Statistics
Number of employees at period end (thousands):
U.S.	26	27	29	29	28
Outside the U.S.	37	37	33	32	31

Total(d)	63	64	62	61	59
Number of shareholders of record	22,238	32,565	35,541	38,384	41,273

(a)	In the first quarter of 2013, the Company reclassified $27 million on the December 31, 2012 Consolidated Statements of Income by reducing other revenue and reducing marketing, promotion, rewards, and Card Member services expense, from amounts previously reported in order to conform to the current period presentation.
(b)	Return on average equity is calculated by dividing one-year period of net income by one-year average of total shareholders’ equity.
(c)	In the first quarter of 2012, the Company reclassified $913 million and $206 million on the December 31, 2011 and 2010 Consolidated Balance Sheets, respectively, by increasing short-term borrowings and reducing other liabilities, from amounts previously reported in order to correct the effect of a misclassification.
(d)	Amounts include employees from discontinued operations.