Form 10-K, Exhibit 13
period 2014-12-31
AMERICAN EXPRESS CO
filed 2015-02-24
CIK 4962

Exhibit 13

2014 FINANCIAL RESULTS

18	FINANCIAL REVIEW

EXECUTIVE OVERVIEW

CONSOLIDATED RESULTS OF OPERATIONS

BUSINESS SEGMENT RESULTS

CONSOLIDATED CAPITAL RESOURCES AND LIQUIDITY

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

RISK MANAGEMENT

CRITICAL ACCOUNTING ESTIMATES

OTHER MATTERS

67	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

68	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

69	INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

70	CONSOLIDATED FINANCIAL STATEMENTS

75	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

124	CONSOLIDATED FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

125	COMPARISON OF FIVE-YEAR TOTAL RETURN TO SHAREHOLDERS

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

FINANCIAL REVIEW

The financial section of American Express Company’s Annual Report consists of this Financial Review, the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements. The following discussion is designed to provide perspective and understanding regarding the consolidated financial condition and results of operations. Certain key terms are defined in the “Glossary of Selected Terminology”.

When we use the terms “American Express,” “the Company,” “we,” “our” or “us,” we mean American Express Company and its subsidiaries on a consolidated basis, unless we state or the context implies otherwise.

EXECUTIVE OVERVIEW

BUSINESS INTRODUCTION

We are a global services company with four reportable operating segments: U.S. Card Services (USCS), International Card Services (ICS), Global Commercial Services (GCS) and Global Network and Merchant Services (GNMS). We provide our customers with access to products, insights and experiences that enrich lives and build business success. Our principal products and services are charge and credit payment card products and travel-related services offered to consumers and businesses around the world. After June 30, 2014, business travel-related services are offered through the non-consolidated joint venture, American Express Global Business Travel (GBT JV). Until June 30, 2014, the business travel operations were wholly owned. Our range of products and services includes:

•	charge and credit card products;

•	expense management products and services;

•	travel-related services;

•	stored-value/prepaid products;

•	network services;

•	merchant acquisition and processing, servicing and settlement, and point-of-sale, marketing and information products and services for merchants; and

•	fee services, including fraud prevention services and the design of customized customer loyalty and rewards programs.

Our products and services are sold globally to diverse customer groups, including consumers, small businesses, mid-sized companies and large corporations. These products and services are sold through various channels, including direct mail, online applications, in-house and third-party sales forces and direct response advertising.

We compete in the global payments industry with charge, credit and debit card networks, issuers and acquirers, as well as evolving alternative payment providers. As the payments industry continues to evolve, we face increasing competition from non-traditional players that leverage new technologies and customers’ existing accounts and relationships to create payment or other fee-based solutions. We are transforming our existing businesses and creating new products and services for the digital marketplace as we seek to enhance our customers’ digital experiences and develop platforms for online and mobile commerce.

Our products and services generate the following types of revenue for the Company:

•	Discount revenue, our largest revenue source, which represents fees generally charged to merchants when Card Members use their cards to purchase goods and services at merchants on our network;

•	Net card fees, which represent revenue earned from annual card membership fees;

•

Travel commissions and fees, which are earned by charging a transaction or management fee to both customers and suppliers for travel-related transactions (business travel commissions and fees included through June 30, 2014);

•	Other commissions and fees, which are earned on foreign exchange conversions, card-related fees and assessments, Loyalty Partner-related fees and other service fees;

•

Other revenue, which represents revenues arising from contracts with partners of our Global Network Services (GNS) business (including commissions and signing fees), insurance premiums earned from Card Member travel and other insurance programs, prepaid card-related revenues, revenues related to the GBT JV transition services agreement, earnings from equity method investments (including the GBT JV) and other miscellaneous revenue and fees; and

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

•	Interest on loans, which principally represents interest income earned on outstanding balances.

FINANCIAL HIGHLIGHTS

For 2014, we reported net income of $5.9 billion and diluted earnings per share of $5.56. This compared to $5.4 billion of net income and $4.88 diluted earnings per share for 2013 and $4.5 billion of net income and $3.89 diluted earnings per share for 2012.

2014 results included:

•	A $719 million ($453 million after-tax) gain on the sale of our investment in Concur Technologies (Concur) in the fourth quarter;

•	A $626 million ($409 million after-tax) gain as a result of the business travel joint venture transaction in the second quarter;

•

$420 million ($277 million after-tax) of net charges for costs related to reengineering initiatives, including $313 million ($206 million after-tax) and $133 million ($90 million after-tax) of restructuring charges in the fourth and second quarter, respectively; and

•	A $109 million ($68 million after-tax) charge related to the renewal of our partnership with Delta Air Lines (Delta) in the fourth quarter.

2013 results included:

•	A $66 million ($41 million after-tax) charge related to a proposed merchant litigation settlement in the fourth quarter.

2012 results included:

•	$461 million ($328 million after-tax) of net charges for costs related to reengineering initiatives, including a $400 million ($287 million after-tax) restructuring charge in the fourth quarter;

•	$342 million ($212 million after-tax) in expense resulting from enhancements to the process that estimates future redemptions of Membership Rewards points by U.S. Card Members; and

•	A tax benefit of $146 million related to the realization of certain foreign tax credits.

FINANCIAL TARGETS

We seek to achieve three financial targets, on average and over time:

•	Earnings per share (EPS) growth of 12 to 15 percent;

•	Revenues net of interest expense growth of at least 8 percent; and

•	Return on average equity (ROE) of 25 percent or more.

If we achieve our EPS and ROE targets, we will seek to return on average and over time approximately 50 percent of the capital we generate to shareholders as dividends or through the repurchases of common stock, which may be subject to certain regulatory restrictions as described herein. See “Current Business Environment/Outlook” for a discussion of certain factors regarding our ability to achieve our financial targets.

FORWARD-LOOKING STATEMENTS AND NON-GAAP MEASURES

Certain of the statements in this Annual Report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Refer to the “Cautionary Note Regarding Forward-Looking Statements” section. We prepare our Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America (GAAP). However, certain information included within this Annual Report constitutes non-GAAP financial measures. Our calculations of non-GAAP financial measures may differ from the calculations of similarly titled measures by other companies.

BANK HOLDING COMPANY

American Express Company is a bank holding company under the Bank Holding Company Act of 1956 and The Board of Governors of the Federal Reserve (the Federal Reserve) is our primary federal regulator. As such, we are subject to the Federal Reserve’s regulations, policies and minimum capital standards.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

CURRENT BUSINESS ENVIRONMENT/OUTLOOK

Our results for 2014 reflect higher spending by our Card Members, growth in average Card Member loans, credit quality indicators at or near historical lows and continued control over operating expenses, while our strong balance sheet allowed us to return a substantial amount of capital to our shareholders. We believe we produced solid earnings given the current economic and competitive environment, but recognize we face a number of increasing challenges in 2015.

In 2014, we exceeded $1 trillion in annual Card Member global spend on our network for the first time. Card Member billed business increased 7 percent annually over the prior year, with a modest deceleration of the growth rate in the fourth quarter. Discount revenue increased 4 percent annually over the prior year. Billed business growth outpaced discount revenue growth primarily due to accelerated growth of our GNS business (where we share discount revenue we earn from merchants with our issuing bank partners), certain contract signings and payments made to corporate clients and merchant partners, strong growth in our cash rebate rewards products and changes in the mix of spending by location and industry. These factors as well as competition and pricing regulation (including regulation of competitors’ interchange rates) will likely result in a continuation of this trend over time.

Average loans grew 4 percent during 2014, which, along with lower funding costs, led to an 8 percent increase in net interest income. Net write-off rates remained at or near historically low levels, though the overall rate of improvement slowed in 2014. We expect, at some point, net write-off rates will increase from these historic lows, which will result in a growth in provision for losses assuming average loans remain at or above current levels.

As previously noted, our 2014 results include net gains from the business travel joint venture transaction in the second quarter ($626 million pretax) and the sale of our investment in Concur in the fourth quarter ($719 million pretax). We used a substantial portion of those gains to make additional investments in business building activities and initiatives designed to improve operating efficiencies. Specifically, marketing, promotion and rewards expenses reflect incremental investments, as well as a charge related to the renewal of our long-term relationship with Delta. We also undertook restructuring actions in the second quarter ($133 million pretax) and fourth quarter ($313 million pretax) designed to make us more efficient, contain operating expenses, and, as a result, better enable us to invest in new and enhanced products and services.

Operating expenses for the year decreased 6 percent and adjusted operating expenses, a non-GAAP measure, were flat year over year. Refer to Table 1 for details of adjusted operating expenses.

While our business is diversified by product and geography, including a range of consumer and commercial card offerings, a large international business and GNS partners around the world, we face a number of increasing challenges in 2015.

Regulation of the payments industry has increased significantly in recent years and various governments around the world have established or are proposing to establish payment system regulatory regimes. In the European Union (EU), proposed regulatory changes in the card payment sector, including the introduction of price regulation, the elimination of honor-all-cards and “anti-steering” rules, and requirements on granting access to our network, among other important changes, will likely negatively impact the discount revenue derived from our business in the EU and could significantly limit our flexibility to compete with the more entrenched bankcard networks. See ‘‘Certain Legislative, Regulatory and Other Developments” for additional information on the legislative and regulatory environment.

In addition, global economic growth continues at a modest and mixed pace. Our 2014 results were negatively impacted by the strengthening U.S. dollar, and we currently expect foreign exchange to have an adverse impact in 2015. Our results could be adversely affected by increases in short-term interest rates or the failure of the U.S. Congress to continue the renewal of legislation regarding our active financing income, which could increase our effective tax rate and have an adverse impact on net income in 2015 and beyond.

Competition remains extremely intense across the payments industry. Within the co-brand space, we are focusing on those relationships that offer the best value to our Card Members while also providing appropriate returns to our business and shareholders. We recently renewed and extended our relationships with Delta, Starwood and Cathay Pacific. More intense competition has generally increased our cost of renewing and extending co-brand relationships which are an important component of our business model. We will continue to strive for a diverse and balanced portfolio of product categories.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

As announced on February 12, 2015, we sought to renew our co-brand and merchant acceptance agreements with Costco in the United States, a substantial and growing business relationship. We were unable to agree to terms that would have provided attractive returns for our Company and our shareholders compared to alternative investments. U.S. Costco co-brand accounts generated approximately 8 percent of our worldwide billed business for the year ended December 31, 2014. Over 70 percent of the spending on these accounts occurred outside Costco warehouses. As of December 31, 2014, these co-brand accounts were responsible for approximately 20 percent of our worldwide Card Member loans and approximately 10 percent of our total cards-in-force. In addition, 1 percent of our worldwide billed business for the year ended December 31, 2014 came from spending on other American Express cards at Costco warehouses. Our current co-brand and merchant acceptance agreements with Costco are set to expire on March 31, 2016. The term of any sale of the existing Costco U.S. Card Member loan portfolio will depend on a series of decisions and negotiations among Costco, us and the new co-brand card issuers.

We intend to make investments to attract Card Members, including those from the Costco co-brand relationship, by offering them attractive products from our suite of proprietary offerings. We will also be making investments in other growth initiatives across our Company that we believe offer more attractive returns over time and position us for continued long-term growth. We believe having greater certainty regarding our existing co-brand relationships gives us more flexibility to invest in growth opportunities in the co-brand space and across our Company to help us drive innovation in the world of payments and commerce.

At the same time, we are prepared to re-scale our overall cost base so that it is appropriately sized, which could include a restructuring charge in the future and help us to maintain discipline over operating expenses in 2015 and 2016. The timing and size of any restructuring charge will be dependent on a number of factors, including whether there is a portfolio sale as well as the rate the billed business associated with the Costco U.S. co-brand portfolio declines and how quickly we can grow billed business with other products.

The cumulative effect of increased competition and pricing regulation, the strengthening of the U.S. dollar, the expiration of our U.S. Costco co-brand relationship in 2016 and other factors previously discussed leads us to expect earnings per share in 2015 will likely be significantly adversely affected year over year as we manage through these near-term challenges and invest aggressively to prepare for the end of the Costco U.S. relationship. The impact of these challenges in 2016 will depend on factors such as our ability to offer attractive products and services to Card Members, grow other sources of revenue and implement expense control initiatives, although there can be no assurance that these measures will be successful. We are confident in our business model and believe our financial targets remain appropriate over the longer term once our year over year results are not impacted by the loss of Costco or the renewal of our other co-brand partner relationships.

On February 19, 2015, a trial court ruled in favor of the U.S. Department of Justice (DOJ) in a case challenging provisions in our card acceptance agreements with merchants that prohibit merchants from discriminating against our card products at the point of sale. See “Certain Legislative, Regulatory and Other Developments” for information on the potential impacts of an adverse decision on our business.

TABLE 1: ADJUSTED OPERATING EXPENSES

Years Ended December 31, (Millions, except percentages)	2014	2013	Change 2014 vs. 2013

Salaries and employee benefits	$6,095	$6,191
Other, net	6,089	6,796

Total reported operating expenses	12,184	12,987	(6)%

Gain on GBT JV transaction, net of transaction-related costs	547	—
Global Business Travel (GBT) operating expenses(a)	—	(696)
Contribution to the American Express Foundation(b)	(40)	—
Restructuring charges(b)	(446)	—

Adjusted operating expenses(c)	$12,245	$12,291	—%

(a)	Represents operating expenses of GBT as reported in the third and fourth quarters of 2013. It does not include other GBT-related items, including transaction-related costs and impacts related to a transition service agreement that will phase out over time.
(b)	To the extent comparable categories of charges were recognized in periods other than the second or fourth quarters of 2014, they have not been excluded.
(c)	Adjusted operating expense and the related growth rate are non-GAAP measures. Management believes these metrics are useful in evaluating the ongoing performance of the Company.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

AMERICAN EXPRESS COMPANY CONSOLIDATED RESULTS OF OPERATIONS

Refer to the “Glossary of Selected Terminology” for the definitions of certain key terms and related information appearing within this section.

TABLE 2: SUMMARY OF FINANCIAL PERFORMANCE

Years Ended December 31, (Millions, except percentages and per share amounts)	2014	2013	2012	Change 2014 vs. 2013		Change 2013 vs. 2012

Total revenues net of interest expense	$34,292	$32,974	$31,555	$1,318	4%	$1,419	4%
Provisions for losses	2,044	1,832	1,712	212	12	120	7
Expenses	23,257	23,254	23,392	3	—	(138)	(1)
Net income	5,885	5,359	4,482	526	10	877	20
Earnings per common share – diluted(a)	$5.56	$4.88	$3.89	$0.68	14%	$0.99	25%
Return on average equity(b)	29.1%	27.8%	23.1%
Return on average tangible common equity(c)	35.9%	34.9%	29.2%

(a)	Earnings per common share — diluted was reduced by the impact of earnings allocated to participating share awards and other items of $46 million, $47 million and $49 million for the years ended December 31, 2014, 2013 and 2012, respectively.
(b)	ROE is computed by dividing (i) one-year period net income ($5.9 billion, $5.4 billion and $4.5 billion for 2014, 2013 and 2012, respectively) by (ii) one-year average total shareholders’ equity ($20.3 billion, $19.3 billion and $19.4 billion for 2014, 2013 and 2012, respectively).
(c)	Return on average tangible common equity, a non-GAAP measure, is computed in the same manner as ROE except the computation of average tangible common equity, a non-GAAP measure, excludes from average total shareholders’ equity, average goodwill and other intangibles of $3.9 billion, $4.1 billion and $4.2 billion as of December 31, 2014, 2013 and 2012, respectively, and preferred shares of $0.7 billion as of December 31, 2014. We believe return on average tangible common equity is a useful measure of the profitability of our business.

TABLE 3: TOTAL REVENUES NET OF INTEREST EXPENSE SUMMARY

Years Ended December 31, (Millions, except percentages)	2014	2013	2012	Change 2014 vs. 2013		Change 2013 vs. 2012

Discount revenue	$19,493	$18,695	$17,739	$798	4%	$956	5%
Net card fees	2,712	2,631	2,506	81	3	125	5
Travel commissions and fees	1,118	1,913	1,940	(795)	(42)	(27)	(1)
Other commissions and fees	2,508	2,414	2,317	94	4	97	4
Other	2,989	2,274	2,425	715	31	(151)	(6)

Total non-interest revenues	28,820	27,927	26,927	893	3	1,000	4

Total interest income	7,179	7,005	6,854	174	2	151	2
Total interest expense	1,707	1,958	2,226	(251)	(13)	(268)	(12)

Net interest income	5,472	5,047	4,628	425	8	419	9

Total revenues net of interest expense	$34,292	$32,974	$31,555	$1,318	4%	$1,419	4%

TOTAL REVENUES NET OF INTEREST EXPENSE

Discount revenue increased $798 million or 4 percent in 2014 as compared to 2013, and $956 million or 5 percent in 2013 as compared to 2012. The increase in both years was driven by a 7 percent growth in billed business volumes, partially offset by a decline in the average discount rate, faster growth in GNS billings than in overall Company billings, and increased cash rebate rewards and corporate client incentives. U.S. billed business and billed business outside the U.S. increased 8 percent and 6 percent, respectively, in 2014 as compared to 2013, due to increases in average spending per proprietary basic card and basic cards-in-force. Excluding the impact of changes in foreign exchange rates billed business outside the U.S. increased 10 percent. See Tables 6 and 7 for more detail on billed business performance. The average discount rate was 2.48 percent, 2.51 percent and 2.52 percent for 2014, 2013 and 2012 respectively. Changes in the mix of spending by location and industry, volume-related pricing discounts, strategic investments, certain pricing initiatives, competition, pricing regulation (including regulation of competitors’ interchange rates) and other factors will likely result in continued erosion of the average discount rate over time.

Net card fees increased $81 million or 3 percent in 2014 as compared to 2013, and $125 million or 5 percent in 2013 as compared to 2012. The increase in both years was primarily driven by higher average proprietary cards-in-force and higher average card fees in ICS and USCS. Excluding the impact of changes in foreign exchange rates, net card fees increased 5 percent in 2014 compared to 2013 and 8 percent in 2013 compared to 2012.1

[1]	The foreign currency adjusted information, a non-GAAP measure, assumes a constant exchange rate between the periods being compared for purposes of currency translation into U.S. dollars (i.e., assumes the foreign exchange rates used to determine results for the current year apply to the corresponding year period against which such results are being compared). We believe the presentation of information on a foreign currency adjusted basis is helpful to investors by making it easier to compare our performance in one period to that of another period without the variability caused by fluctuations in currency exchange rates.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

Travel commissions and fees decreased $795 million or 42 percent in 2014 as compared to 2013, and $27 million or 1 percent in 2013 as compared to 2012. The decrease in 2014 as compared to 2013 was primarily due to the business travel joint venture transaction, resulting in a lack of comparability between periods. The decrease in 2013 as compared to 2012 was primarily driven by flat business travel sales and a 2 percent decline in U.S. consumer travel sales.

Other commissions and fees increased $94 million or 4 percent in 2014 as compared to 2013, and $97 million or 4 percent in 2013 as compared to 2012. The increase in 2014 as compared to 2013 was primarily driven by higher revenue from our Loyalty Partner business and delinquency fees. The increase in 2013 as compared to 2012 was primarily driven by lower Card Member reimbursements and marginally higher delinquency fees and foreign currency conversion revenues, as well as higher revenue from our Loyalty Partner business.

Other revenues increased $715 million or 31 percent in 2014 as compared to 2013 and decreased $151 million or 6 percent in 2013 as compared to 2012. The increase in 2014 as compared to 2013 was primarily driven by the $719 million gain on the sale of our investment in Concur, revenues received for transitional services provided to the GBT JV and higher Loyalty Edge revenues, partially offset by the loss of revenue from the publishing business, which was sold in the fourth quarter of 2013. The decrease in 2013 as compared to 2012 was driven by the effect of a benefit in the first half of 2012 due to revised estimates of the liability for uncashed Travelers Cheques in certain international countries. The 2013 decrease also includes the loss of revenue from the publishing business in the fourth quarter of 2013, and higher Card Member reimbursements within other revenues in 2013 as compared to 2012. These decreases were partially offset by an increase in Loyalty Edge revenue from additional client signings and a larger gain on the sale of investment securities in 2013.

Interest income increased $174 million or 2 percent in 2014 as compared to 2013, and $151 million or 2 percent in 2013 as compared to 2012. The increase in both years was primarily due to an increase in interest on loans driven by higher average Card Member loans, partially offset by decreases in interest and dividends on investment securities driven by lower average investment securities.

Interest expense decreased $251 million or 13 percent in 2014 as compared to 2013, and $268 million or 12 percent in 2013 as compared to 2012. The decrease in both years was primarily driven by a lower cost of funds on debt and customer deposits, partially offset by increases in average customer deposit balances. The decrease in 2013 was also driven by lower average long-term debt balances.

TABLE 4: PROVISIONS FOR LOSSES SUMMARY

Years Ended December 31, (Millions, except percentages)	2014	2013	2012	Change 2014 vs. 2013		Change 2013 vs. 2012

Charge card	$792	$648	$601	$144	22%	$47	8%
Card Member loans	1,138	1,115	1,030	23	2	85	8
Other	114	69	81	45	65	(12)	(15)

Total provisions for losses	$2,044	$1,832	$1,712	$212	12%	$120	7%

PROVISIONS FOR LOSSES

Charge card provision for losses increased $144 million or 22 percent in 2014 as compared to 2013, and $47 million or 8 percent in 2013 as compared to 2012. The increase in 2014 was primarily due to a slower reserve rate improvement in 2014 versus 2013, higher corporate card write-offs and the effects of changes in other loss reserve assumptions resulting in a reserve build versus a reserve release in 2013. The 2013 increase was driven by higher average Card Member receivable balances resulting in higher net write-offs, partially offset by a higher reserve release in 2013 than 2012.

Card Member loans provision for losses increased $23 million or 2 percent in 2014 as compared to 2013, and $85 million or 8 percent in 2013 as compared to 2012. The increase in 2014 was driven by higher average Card Member loans, a slower improvement in the reserve rate and the effects of changes in other loss reserve assumptions resulting in a lower reserve release as compared to 2013, partially offset by the benefit of lower net write-offs due to improved credit performance. The 2013 increase was primarily driven by lower reserve releases as compared to 2012, partially offset by the benefit of lower net write-offs in 2013 due to improved credit performance.

Other provision for losses increased $45 million or 65 percent in 2014 as compared to 2013, and decreased $12 million or 15 percent in 2013 as compared to 2012. The increase in 2014 was due, in part, to a merchant-related charge in the fourth quarter of 2014.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

TABLE 5: EXPENSES SUMMARY

Years Ended December 31, (Millions, except percentages)	2014	2013	2012	Change 2014 vs. 2013		Change 2013 vs. 2012

Marketing and promotion	$3,320	$3,043	$2,890	$277	9%	$153	5%
Card Member rewards	6,931	6,457	6,282	474	7	175	3
Card Member services and other	822	767	772	55	7	(5)	(1)

Total marketing, promotion, rewards and Card Member services and other	11,073	10,267	9,944	806	8	323	3

Salaries and employee benefits	6,095	6,191	6,597	(96)	(2)	(406)	(6)
Other, net	6,089	6,796	6,851	(707)	(10)	(55)	(1)

Total expenses	$23,257	$23,254	$23,392	$3	— %	$(138)	(1) %

EXPENSES

Marketing and promotion expenses increased $277 million or 9 percent in 2014 as compared to 2013, and $153 million or 5 percent in 2013 as compared to 2012. The increase in 2014 as compared to 2013 was primarily driven by the reinvestment of a portion of the gains from the business travel joint venture transaction and the sale of our investment in Concur in growth initiatives. The 2013 increase as compared to 2012 was driven by higher spend on Card Member acquisition marketing.

Card Member rewards expenses increased $474 million or 7 percent in 2014 as compared to 2013, and $175 million or 3 percent in 2013 as compared to 2012. The increase in 2014 as compared to 2013 was primarily due to higher Membership Rewards expense of $263 million, driven by a $266 million increase related to new points earned, in line with higher spending volumes, and a higher weighted average cost (WAC) per point assumption, including the impact of the $109 million charge related to the Delta partnership renewal in the fourth quarter of 2014; these increases were offset by slower average growth in the Ultimate Redemption Rate (URR). Co-brand rewards expense increased $211 million, primarily driven by higher spending volumes.

The 2013 increase in Card Member rewards expenses was driven by higher co-brand rewards expenses of $283 million, primarily relating to higher spending volumes, partially offset by a decrease in Membership Rewards expenses of $108 million. The decrease in Membership Rewards expenses was primarily driven by a $208 million decrease related to the liability for points earned but not yet redeemed, including the impact of a 2012 charge related to enhancements made to the U.S. URR estimation process of $342 million, partially offset by a net increase in expenses related to slower average declines in the WAC per point assumption and slower average growth in the URR as compared to 2012. The $208 million decrease was partially offset by an increase in expense related to new points earned of $100 million.

The Membership Rewards URR for current program participants was 95 percent (rounded up) at December 31, 2014, an increase from 94 percent (rounded down) at December 31, 2013 and 94 percent (rounded up) at December 31, 2012. The increases in the URR were driven by greater engagement in our Membership Rewards program.

Card Member services expenses increased $55 million or 7 percent in 2014 compared to 2013 and decreased $5 million or 1 percent in 2013 as compared to 2012. The increase in 2014 as compared to 2013 was primarily driven by increased engagement levels and use of certain Card Member benefits, as well as recently opened American Express-branded airport lounges.

Salaries and employee benefits expenses decreased $96 million or 2 percent in 2014 as compared to 2013, and $406 million or 6 percent in 2013 as compared to 2012. The decrease in 2014 as compared to 2013 was primarily due to the business travel joint venture transaction, resulting in a lack of comparability between periods. This decrease was partially offset by restructuring charges in the second and fourth quarters of 2014. The decrease in 2013 as compared to 2012 was primarily driven by a restructuring charge in the fourth quarter of 2012.

Other expenses decreased $707 million or 10 percent in 2014 as compared to 2013, and $55 million or 1 percent in 2013 as compared to 2012. The decrease in 2014 as compared to 2013 was primarily driven by the business travel joint venture transaction, which resulted in a gain in the second quarter of 2014 and a lack of comparability between periods beginning in the third quarter of 2014, and the proposed merchant litigation settlement in 2013. The decrease was also due to lower professional services and occupancy and equipment expenses in 2014. These benefits were partially offset by higher fraud expense and non-income tax items in 2014, as well as the American Express Foundation contribution in the second quarter of 2014. The 2013 decrease was driven by higher Card Member reimbursements and investment impairments in 2012, partially offset by higher professional services expenses, driven by increased investments in technology development and other investments in the business, as well as higher occupancy and equipment expenses, primarily driven by higher data processing expenses as well as the proposed merchant litigation settlement in the fourth quarter of 2013.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

INCOME TAXES

The effective tax rate was 34.5 percent in 2014 compared to 32.1 percent in 2013 and 30.5 percent in 2012. The tax rates for 2014 and 2013 included expenses of $40 million and benefits of $150 million, respectively, related to the resolution of certain prior years’ items. The tax rate for 2012 included benefits of $146 million related to the realization of certain foreign tax credits. The tax rates in all years reflect the level of pretax income in relation to recurring permanent tax benefits and variances in the geographic mix of business.

TABLE 6: SELECTED STATISTICAL INFORMATION

Years Ended December 31,	2014	2013	2012	Change 2014 vs. 2013	Change 2013 vs. 2012

Card billed business: (billions)
United States	$688.1	$637.0	$590.7	8%	8%
Outside the United States	334.7	315.4	297.7	6	6

Total	$1,022.8	$952.4	$888.4	7	7

Total cards-in-force: (millions)
United States	54.9	53.1	52.0	3	2
Outside the United States	57.3	54.1	50.4	6	7

Total	112.2	107.2	102.4	5	5

Basic cards-in-force: (millions)
United States	42.6	41.1	40.3	4	2
Outside the United States	47.0	44.0	40.5	7	9

Total	89.6	85.1	80.8	5	5

Average discount rate	2.48%	2.51%	2.52%
Average basic Card Member spending (dollars)(a)	$16,884	$16,334	$15,720	3	4
Average fee per card (dollars)(a)	40	40	39	—	3
Average fee per card adjusted (dollars)(a)	$45	$44	$43	2%	2%

(a)	Average basic Card Member spending and average fee per card are computed from proprietary card activities only. Average fee per card is computed based on net card fees, including the amortization of deferred direct acquisition costs divided by average worldwide proprietary cards-in-force. The adjusted average fee per card, which is a non-GAAP measure, is computed in the same manner, but excludes amortization of deferred direct acquisition costs. The amount of amortization excluded was $306 million, $262 million and $257 million for the years ended December 31, 2014, 2013 and 2012, respectively. We present adjusted average fee per card because we believe this metric presents a useful indicator of card fee pricing across a range of its proprietary card products.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

TABLE 7: SELECTED STATISTICAL INFORMATION

	2014		2013

	Percentage Increase (Decrease)	Percentage Increase (Decrease) Assuming No Changes in Foreign Exchange Rates(a)	Percentage Increase (Decrease)	Percentage Increase (Decrease) Assuming No Changes in Foreign Exchange Rates(a)

Worldwide(b)
Billed business	7%	9%	7%	8%
Proprietary billed business	7	7	6	7
GNS billed business(c)	12	15	12	16
Airline-related volume
(9% of worldwide billed business for both 2014 and 2013)	5	6	3	3
United States(b)
Billed business	8		8
Proprietary consumer card billed business(d)	7		7
Proprietary small business billed business(d)	10		11
Proprietary corporate services billed business(e)	8		8
T&E-related volume
(26% of U.S. billed business for both 2014 and 2013)	6		6
Non-T&E-related volume
(74% of U.S. billed business for both 2014 and 2013)	9		9
Airline-related volume
(8% of U.S. billed business for both 2014 and 2013)	3		4
Outside the United States(b)
Billed business	6	10	6	10
Japan, Asia Pacific & Australia (JAPA) billed business	10	14	6	13
Latin America & Canada (LACC) billed business	(1)	8	6	11
Europe, the Middle East & Africa (EMEA) billed business	7	7	7	6
Proprietary consumer and small business billed business(f)	2	6	2	6
JAPA billed business	—	6	(4)	6
LACC billed business	(5)	2	4	7
EMEA billed business	9	8	7	6
Proprietary corporate services billed business(e)	3%	6%	2%	3%

(a)	The foreign currency adjusted information assumes a constant exchange rate between the periods being compared for purposes of currency translation into U.S. dollars (i.e., assumes the foreign exchange rates used to determine results for the current year apply to the corresponding year-earlier period against which such results are being compared). We believe the presentation of information on a foreign currency adjusted basis is helpful to investors by making it easier to compare our performance in one period to that of another period without the variability caused by fluctuations in currency exchange rates.
(b)	Captions in the table above not designated as “proprietary” or “GNS” include both proprietary and GNS data.
(c)	Included in the GNMS segment.
(d)	Included in the USCS segment.
(e)	Included in the GCS segment.
(f)	Included in the ICS segment.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

TABLE 8: SELECTED STATISTICAL INFORMATION

As of or for the Years Ended December 31, (Millions, except percentages and where indicated)	2014	2013	2012	Change 2014 vs. 2013	Change 2013 vs. 2012

Worldwide Card Member receivables
Total receivables (billions)	$44.9	$44.2	$42.8	2%	3%
Loss reserves:
Beginning balance	386	428	438	(10)	(2)
Provisions(a)	792	648	601	22	8
Net write-offs(b)	(683)	(669)	(640)	2	5
Other(c)	(30)	(21)	29	43	#

Ending balance	$465	$386	$428	20%	(10) %

% of receivables	1.0%	0.9%	1.0%
Net write-off rate – principal only – USCS/ICS(e)	1.7%	(d )	(d )
Net write-off rate – principal and fees – USCS/ICS(e)	1.9%	(d )	(d )
30 days past due as a % of total – USCS/ICS	1.6%	(d )	(d )
Net loss ratio as a % of charge volume – GCS	0.09%	0.08%	0.06%
90 days past billing as a % of total – GCS	0.8%	0.9%	0.8%
Worldwide Card Member loans
Total loans (billions)	$70.4	$67.2	$65.2	5%	3%
Loss reserves:
Beginning balance	1,261	1,471	1,874	(14)	(22)
Provisions(a)	1,138	1,115	1,030	2	8
Net write-offs – principal only(b)	(1,023)	(1,141)	(1,280)	(10)	(11)
Net write-offs – interest and fees(b)	(164)	(150)	(157)	9	(4)
Other(c)	(11)	(34)	4	(68)	#

Ending balance	$1,201	$1,261	$1,471	(5)	(14)

Ending reserves – principal only	$1,149	$1,212	$1,423	(5)	(15)
Ending reserves – interest and fees	$52	$49	$48	6	2
% of loans	1.7%	1.9%	2.3%
% of past due	167%	169%	182%
Average loans (billions)	$66.0	$63.3	$61.5	4%	3%
Net write-off rate – principal only(e)	1.5%	1.8%	2.1%
Net write-off rate – principal, interest and fees(e)	1.8%	2.0%	2.3%
30 days past due as a % of total	1.0%	1.1%	1.2%
Net interest income divided by average loans(f)	8.3%	8.0%	7.5%
Net interest yield on Card Member loans(f)	9.3%	9.3%	9.1%

#	Denotes a variance greater than 100 percent.

(a)	Provisions for principal (resulting from authorized transactions), interest and/or fees on Card Member loans and principal (resulting from authorized transactions) and fee reserve components on Card Member receivables.
(b)	Write-offs, less recoveries.
(c)	Card Member receivables includes a reclassification of card-related fraud losses of $(7) million to other liabilities in 2014; foreign currency translation adjustments of $(15) million, $(4) million and $2 million for the years ended December 31, 2014, 2013 and 2012, respectively; a reclassification of Card Member bankruptcy reserves of $18 million from other liabilities to credit reserves in 2012; and other adjustments of $(8) million, $(17) million and $9 million for the years ended December 31, 2014, 2013 and 2012, respectively. Card Member loans includes a reclassification of card-related fraud losses of $(6) million to other liabilities in 2014; foreign currency translation adjustments of $(17) million, $(12) million and $7 million for the years ended December 31, 2014, 2013 and 2012, respectively; a reclassification of Card Member bankruptcy reserves of $4 million from other liabilities to credit reserves in 2012; and other adjustments of $12 million and $(22) million and $(7) million for the years ended December 31, 2014, 2013 and 2012, respectively.
(d)	Historically, net loss ratio as a % of charge volume and 90 days past billing as a % of receivables were presented for ICS. Beginning in the first quarter 2014, as a result of system enhancements, 30 days past due as a % of total, net write-off rate (principal only) and net write-off rate (principal and fees) have been presented.
(e)	We present a net write-off rate based on principal losses only (i.e., excluding interest and/or fees) to be consistent with industry convention. In addition, because our practice is to include uncollectible interest and/or fees as part of our total provision for losses, a net write-off rate including principal, interest and/or fees is also presented.
(f)	Refer to Table 9 for the calculation of net interest yield on Card Member loans, a non-GAAP measure, net interest income divided by average loans, a GAAP measure, and our rationale for presenting net interest yield on Card Member loans.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

TABLE 9: NET INTEREST YIELD ON CARD MEMBER LOANS

Years Ended December 31, (Millions, except percentages and where indicated)	2014	2013	2012

Net interest income	$5,472	$5,047	$4,628
Exclude:
Interest expense not attributable to the Company’s Card Member loan portfolio	1,019	1,181	1,366
Interest income not attributable to the Company’s Card Member loan portfolio	(359)	(361)	(401)

Adjusted net interest income(a)	$6,132	$5,867	$5,593

Average loans (billions)	$66.0	$63.3	$61.5
Exclude certain non-traditional Card Member loans and other fees (billions)	(0.2)	(0.3)	(0.2)

Adjusted average loans (billions)(a)	$65.8	$63.0	$61.3

Net interest income divided by average loans	8.3%	8.0%	7.5%
Net interest yield on Card Member loans(a)	9.3%	9.3%	9.1%

(a)	Adjusted average loans, adjusted net interest income and net interest yield on Card Member loans are non-GAAP measures. We believe adjusted net interest income and adjusted average loans are useful to investors because they are components of net interest yield on Card Member loans, which provides a measure of profitability of our Card Member loan portfolio.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

BUSINESS SEGMENT RESULTS OVERVIEW

We consider a combination of factors when evaluating the composition of our reportable operating segments, including the results reviewed by the chief operating decision maker, economic characteristics, products and services offered, classes of customers, product distribution channels, geographic considerations (primarily U.S. versus non-U.S.) and regulatory considerations. Refer to Note 25 of the Consolidated Financial Statements for additional discussion of the products and services by segment.

Results of the business segments essentially treat each segment as a stand-alone business. The management reporting process that derives these results allocates revenue and expense using various methodologies as described below.

Refer to the “Glossary of Selected Terminology” for the definitions of certain key terms and related information appearing in this section.

TOTAL REVENUES NET OF INTEREST EXPENSE

We allocate discount revenue and certain other revenues among segments using a transfer pricing methodology. Within the USCS, ICS and GCS segments, discount revenue generally reflects the issuer component of the overall discount revenue generated by each segment’s Card Members; within the GNMS segment, discount revenue generally reflects the network and acquirer component of the overall discount revenue. Net card fees and travel commissions and fees are directly attributable to the segment in which they are reported.

Interest and fees on loans and certain investment income is directly attributable to the segment in which it is reported. Interest expense represents an allocated funding cost based on a combination of segment funding requirements and internal funding rates.

PROVISIONS FOR LOSSES

The provisions for losses are directly attributable to the segment in which they are reported.

EXPENSES

Marketing and promotion expenses are included in each segment based on actual expenses incurred, with the exception of brand advertising, which is primarily reflected in the GNMS and USCS segments. Rewards and Card Member services expenses are included in each segment based on actual expenses incurred within each segment.

Salaries and employee benefits and other operating expenses reflect expenses such as professional services, occupancy and equipment and communications incurred directly within each segment. In addition, expenses related to support services, such as technology costs, are allocated to each segment primarily based on support service activities directly attributable to the segment. Other overhead expenses, such as staff group support functions, are allocated from Corporate & Other to the other segments based on a mix of each segment’s direct consumption of services and relative level of pretax income.

CAPITAL

Each business segment is allocated capital based on established business model operating requirements, risk measures and regulatory capital requirements. Business model operating requirements reflect capital needed to support operations and specific balance sheet items. The risk measures reflect considerations for credit, market and operational risk.

INCOME TAXES

An income tax provision (benefit) is allocated to each business segment based on the effective tax rates applicable to various businesses that comprise the segment.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

U.S. CARD SERVICES SEGMENT

TABLE 10: USCS SELECTED INCOME STATEMENT DATA

Years Ended December 31, (Millions, except percentages)	2014	2013	2012	Change 2014 vs. 2013		Change 2013 vs. 2012

Revenues
Discount revenue, net card fees and other	$12,732	$12,123	$11,469	$609	5%	$654	6%

Interest income	5,786	5,565	5,342	221	4	223	4
Interest expense	604	693	765	(89)	(13)	(72)	(9)

Net interest income	5,182	4,872	4,577	310	6	295	6

Total revenues net of interest expense	17,914	16,995	16,046	919	5	949	6
Provisions for losses	1,396	1,250	1,253	146	12	(3)	—

Total revenues net of interest expense after provisions for losses	16,518	15,745	14,793	773	5	952	6

Expenses
Marketing, promotion, rewards, Card Member services and other	7,301	6,825	6,552	476	7	273	4
Salaries and employee benefits and other operating expenses	4,117	3,926	4,172	191	5	(246)	(6)

Total expenses	11,418	10,751	10,724	667	6	27	—

Pretax segment income	5,100	4,994	4,069	106	2	925	23
Income tax provision	1,900	1,801	1,477	99	5	324	22

Segment income	$3,200	$3,193	$2,592	$7	— %	$601	23%

Effective tax rate	37.3%	36.1%	36.3%

USCS issues a wide range of card products and services to consumers and small businesses in the U.S., and provides consumer travel services to Card Members and other consumers.

TOTAL REVENUES NET OF INTEREST EXPENSE

Discount revenue, net card fees and other revenues increased $609 million or 5 percent in 2014 as compared to 2013, primarily driven by higher discount revenue, due to billed business growth, partially offset by a decrease in the average discount rate and higher cash rebate rewards. Billed business increased 8 percent in 2014 as compared to 2013, primarily driven by a 4 percent increase in average spending per proprietary basic card and 4 percent higher cards-in-force.

Interest income increased $221 million or 4 percent in 2014 as compared to 2013, primarily driven by higher average Card Member loans, partially offset by higher Card Member reimbursements. Interest expense decreased $89 million or 13 percent in 2014 as compared to 2013, due to lower funding costs.

Total revenues net of interest expense increased $949 million or 6 percent in 2013 as compared to 2012, primarily driven by higher discount revenue, due to 8 percent growth in billed business and increased net interest income.

PROVISIONS FOR LOSSES

Provisions for losses increased $146 million or 12 percent in 2014 as compared to 2013, primarily due to higher average Card Member loans, a slower improvement in the reserve rate, and the effects of changes in other loss reserve assumptions resulting in a lower reserve release in 2014, partially offset by the benefit of lower net write-offs for Card Member loans due to improved credit performance. Provisions for losses decreased $3 million in 2013 as compared to 2012.

Refer to Table 11 for the lending and charge card write-off rates for 2014, 2013 and 2012.

EXPENSES

Marketing, promotion, rewards and Card Member services and other expenses increased $476 million or 7 percent in 2014 as compared to 2013, primarily driven by a $397 million or 8 percent increase in Card Member rewards expenses. The increase in rewards costs was driven by higher co-brand rewards expenses of $203 million, primarily relating to higher spending volumes, and an increase in Membership Rewards expense of $194 million. The increase in Membership Rewards expense was primarily due to higher new points earned and a higher WAC per point assumption, including the impact of a $96 million charge related to the Delta partnership renewal in the fourth quarter of 2014.

Salaries and employee benefits and other operating expenses increased $191 million or 5 percent in 2014, as compared to 2013, primarily driven by higher card-related fraud losses, a change in the estimated value of certain investments in our Community Reinvestment Act portfolio and higher restructuring charges compared to 2013.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

Total expenses increased $27 million in 2013 as compared to 2012 primarily driven by higher marketing and promotion expenses and rewards costs. The increase in Card Member rewards was driven by higher co-brand rewards expenses, substantially offset by the impact of a $317 million expense in 2012 related to enhancements to the U.S. URR estimation process. These increases were largely offset by lower Card Member reimbursement costs in 2013 and the impact of the restructuring charge in the fourth quarter of 2012.

INCOME TAXES

The tax rate in all periods includes the benefits from the resolution of certain prior years’ tax items and the relationship of recurring permanent tax benefits to varying levels of pretax income.

TABLE 11: USCS SELECTED STATISTICAL INFORMATION

As of or for the Years Ended December 31, (Millions, except percentages and where indicated)	2014	2013	2012	Change 2014 vs. 2013	Change 2013 vs. 2012

Card billed business (billions)	$542.0	$501.0	$462.3	8%	8%
Total cards-in-force	45.6	43.7	42.2	4	4
Basic cards-in-force	34.0	32.5	31.3	5	4
Average basic Card Member spending (dollars)*	$16,294	$15,689	$14,986	4	5
U.S. Consumer Travel:
Travel sales	$3,774	$3,967	$4,042	(5)	(2)
Travel commissions and fees/sales	7.2%	7.1%	7.6%
Total segment assets (billions)	$113.2	$103.5	$98.3	9	5
Segment capital	$10,433	$9,269	$8,714	13	6
Return on average segment capital(a)	32.5%	35.6%	28.8%
Return on average tangible segment capital(a)	33.6%	37.0%	30.1%

Card Member receivables:
Total receivables (billions)	$22.5	$21.8	$21.1	3	3
Net write-off rate – principal only(b)	1.6%	1.7%	1.9%
Net write-off rate – principal and fees(b)	1.8%	1.9%	2.1%
30 days past due as a % of total	1.7%	1.6%	1.8%

Card Member loans:
Total loans (billions)	$62.6	$58.4	$56.0	7%	4%
Net write-off rate – principal only(b)	1.5%	1.8%	2.1%
Net write-off rate – principal, interest and fees(b)	1.7%	2.0%	2.3%
30 days past due as a % of total	1.0%	1.1%	1.2%

Calculation of Net Interest Yield on Card Member Loans:
Net interest income	$5,182	$4,872	$4,577
Exclude:
Interest expense not attributable to the Company’s
Card Member loan portfolio	157	183	204
Interest income not attributable to the Company’s
Card Member loan portfolio	(12)	(9)	(9)

Adjusted net interest income(c)	$5,327	$5,046	$4,772

Average loans (billions)	$57.8	$54.7	$52.8
Exclude certain non-traditional Card Member loans and other fees (billions)	—	—	—

Adjusted average loans (billions)(c)	$57.8	$54.7	$52.8

Net interest income divided by average loans	9.0%	8.9%	8.7%
Net interest yield on Card Member loans(c)	9.2%	9.2%	9.0%

*	Proprietary cards only.

(a)	Return on average segment capital is calculated by dividing (i) one-year period segment income ($3.2 billion, $3.2 billion and $2.6 billion for 2014, 2013 and 2012, respectively) by (ii) one-year average segment capital ($9.8 billion for 2014, and $9.0 billion for both 2013 and 2012). Return on average tangible segment capital, a non-GAAP measure, is computed in the same manner as return on average segment capital except the computation of average tangible segment capital, a non-GAAP measure, excludes from average segment capital average goodwill and other intangibles of $319 million, $334 million and $379 million as of December 31, 2014, 2013 and 2012, respectively. We believe return on average tangible segment capital is a useful measure of the profitability of our business.
(b)	Refer to Table 8 footnote (e).
(c)	Adjusted net interest income, adjusted average loans and net interest yield on Card Member loans are non-GAAP measures. Refer to “Glossary of Selected Terminology” for the definitions of these terms. We believe adjusted net interest income and adjusted average loans are useful to investors because they are components of net interest yield on Card Member loans, which provides a measure of profitability of our Card Member loan portfolio.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

INTERNATIONAL CARD SERVICES SEGMENT

TABLE 12: ICS SELECTED INCOME STATEMENT DATA

Years Ended December 31, (Millions, except percentages)	2014	2013	2012	Change 2014 vs. 2013		Change 2013 vs. 2012

Revenues
Discount revenue, net card fees and other	$4,737	$4,644	$4,561	$93	2%	$83	2%

Interest income	1,085	1,118	1,147	(33)	(3)	(29)	(3)
Interest expense	330	361	402	(31)	(9)	(41)	(10)

Net interest income	755	757	745	(2)	—	12	2

Total revenues net of interest expense	5,492	5,401	5,306	91	2	95	2
Provisions for losses	370	388	279	(18)	(5)	109	39
Total revenues net of interest expense after provisions for losses	5,122	5,013	5,027	109	2	(14)	—

Expenses
Marketing, promotion, rewards, Card Member services and other	2,160	2,013	1,927	147	7	86	4
Salaries and employee benefits and other operating expenses	2,513	2,357	2,441	156	7	(84)	(3)

Total expenses	4,673	4,370	4,368	303	7	2	—

Pretax segment income	449	643	659	(194)	(30)	(16)	(2)
Income tax provision	38	12	25	26	#	(13)	(52)

Segment income	$411	$631	$634	$(220)	(35) %	$(3)	— %

Effective tax rate	8.5%	1.9%	3.8%

#	Denotes a variance greater than 100 percent

ICS issues proprietary consumer and small business cards outside the U.S. and operates a coalition loyalty business in various countries.

TOTAL REVENUES NET OF INTEREST EXPENSE

Discount revenue, net card fees and other revenues increased $93 million or 2 percent in 2014 as compared to 2013, and increased 6 percent excluding the impact of foreign exchange rates.2 The increase was primarily driven by higher Loyalty Partner-related fees, higher discount revenue and an increase in net card fees. Billed business increased 2 percent in 2014 as compared to 2013, and 6 percent excluding the impact of foreign exchange rates. Refer to Table 7 for additional information on billed business by region.

Interest income decreased $33 million or 3 percent in 2014 as compared to 2013, and increased 2 percent excluding the impact of foreign exchange rates.2

Interest expense decreased $31 million or 9 percent in 2014 as compared to 2013, and decreased 2 percent excluding the impact of foreign exchange rates,2 primarily due to lower funding costs.

Total revenues net of interest expense increased $95 million or 2 percent in 2013 as compared to 2012, primarily driven by higher net card fees, Loyalty Partner-related fees and foreign exchange conversion fee revenue.

PROVISIONS FOR LOSSES

Provisions for losses decreased $18 million or 5 percent in 2014, as compared to 2013, and decreased 1 percent excluding the impact of foreign exchange rates,2 primarily driven by a lower provision for charge cards.

Provisions for losses increased $109 million or 39 percent in 2013 as compared to 2012, primarily driven by a higher provision for both charge cards and Card Member loans. The increase in charge card provision was driven by higher average receivables resulting in higher net write-offs and a reserve build in 2013. The increase in Card Member loans provision was driven by a lower reserve release compared to 2012, partially offset by lower net write-offs.

Refer to Table 13 for the lending and charge write-off rates for 2014, 2013 and 2012.

[2]	Refer to footnote 1 on page 22 relating to changes in foreign exchange rate.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

EXPENSES

Marketing, promotion, rewards and Card Member services and other expenses increased $147 million or 7 percent in 2014 as compared to 2013, and increased 11 percent excluding the impact of foreign exchange rates.3 The increase was primarily driven by higher marketing and promotion expenses, as a result of the reinvestment of a significant portion of the gains from the business travel joint venture transaction and the sale of our investment in Concur in growth initiatives, and higher Loyalty Partner expenses.

Salaries and employee benefits and other operating expenses increased $156 million or 7 percent in 2014 as compared to 2013, primarily driven by restructuring charges in 2014.

Total expenses increased $2 million in 2013 as compared to 2012, primarily driven by a charge related to a change in the Membership Rewards URR estimation process for certain international countries in 2013, substantially offset by the restructuring charge in the fourth quarter of 2012.

INCOME TAXES

The effective tax rate in all periods reflects the recurring permanent tax benefit related to the segment’s ongoing funding activities outside the U.S., which is allocated to ICS under the Company’s internal tax allocation process. The effective tax rate for 2013 also reflects the allocated share of tax benefits related to the resolution of certain prior years’ items and the effective tax rate for 2012 reflects the allocated share of tax benefits related to the realization of certain foreign tax credits. In addition, the effective tax rate in each of the periods reflects the impact of recurring permanent tax benefits on varying levels of pretax income.

[3]	Refer to footnote 1 on page 22 relating to changes in foreign exchange rate.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

TABLE 13: ICS SELECTED STATISTICAL INFORMATION

As of or for the Years Ended December 31, (Millions, except percentages and where indicated)	2014	2013	2012	Change 2014 vs. 2013	Change 2013 vs. 2012

Card billed business (billions)	$133.8	$131.7	$128.9	2%	2%
Total cards-in-force	15.7	15.7	15.6	—	1
Basic cards-in-force	11.0	10.7	10.6	3	1
Average basic Card Member spending (dollars)*	$12,297	$12,429	$12,221	(1)	2
International Consumer Travel:
Travel sales	$1,422	$1,420	$1,372	—	3
Travel commissions and fees/sales	6.8%	6.9%	7.2%
Total segment assets (billions)	$30.7	$31.1	$31.8	(1)	(2)
Segment capital	$2,948	$3,132	$2,875	(6)	9
Return on average segment capital(a)	13.6%	20.9%	21.8%
Return on average tangible segment capital(a)	24.6%	38.8%	43.0%

Card Member receivables:
Total receivables (billions)	$7.7	$7.8	$7.8	(1)	—
Net write-off rate – principal only(c)	1.9%	(b )	(b )
Net write-off rate – principal and fees(c)	2.1%	(b )	(b )
30 days past due as a % of total	1.3%	(b )	(b )
90 days past billing as a % of total	(b )	1.1%	0.9%
Net loss ratio (as a % of charge volume)	(b )	0.20%	0.16%

Card Member loans:
Total loans (billions)	$7.7	$8.8	$9.2	(13)%	(4)%
Net write-off rate – principal only(c)	2.0%	1.9%	1.9%
Net write-off rate – principal, interest and fees(c)	2.4%	2.3%	2.4%
30 days past due as a % of total	1.6%	1.4%	1.5%
Calculation of Net Interest Yield on Card Member Loans:
Net interest income	$755	$757	$745
Exclude:
Interest expense not attributable to the Company’s
Card Member loan portfolio	89	93	102
Interest income not attributable to the Company’s
Card Member loan portfolio	(39)	(29)	(25)

Adjusted net interest income(d)	$805	$821	$822

Average loans (billions)	$8.2	$8.5	$8.7
Exclude certain non-traditional Card Member loans and other fees (billions)	(0.2)	(0.2)	(0.2)

Adjusted average loans (billions)(d)	$8.0	$8.3	$8.5

Net interest income divided by average loans	9.2%	8.9%	8.5%
Net interest yield on Card Member loans(d)	10.0%	9.9%	9.6%

*	Proprietary cards only.

(a)	Return on average segment capital is calculated by dividing (i) one-year period segment income ($411 million, $631 million and $634 million for 2014, 2013 and 2012, respectively) by (ii) one-year average segment capital ($3.0 billion for both 2014 and 2013 and $2.9 billion for 2012). Return on average tangible segment capital, a non-GAAP measure, is computed in the same manner as return on average segment capital except the computation of average tangible segment capital, a non-GAAP measure, excludes from average segment capital average goodwill and other intangibles of $1.4 billion at December 31, 2014, 2013 and 2012. We believe return on average tangible segment capital is a useful measure of the profitability of our business.
(b)	Historically, due to system constraints, net loss ratio as a % of charge volume and 90 days past billing as a % of receivables were presented. Beginning in the first quarter of 2014, as a result of system enhancements, net write-off rate — principal only, net write-off rate — principal and fees and 30 days past due as a % of total are presented.
(c)	Refer to Table 8 footnote (e).
(d)	Adjusted net interest income, adjusted average loans and net interest yield on Card Member loans are non-GAAP measures. We believe adjusted net interest income and adjusted average loans are useful to investors because they are components of net interest yield on Card Member loans, which provides a measure of profitability of our Card Member loan portfolio.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

GLOBAL COMMERCIAL SERVICES SEGMENT

TABLE 14: GCS SELECTED INCOME STATEMENT DATA

Years Ended December 31, (Millions, except percentages)	2014	2013	2012	Change 2014 vs. 2013		Change 2013 vs. 2012

Revenues
Discount revenue, net card fees and other	$5,173	$5,085	$4,995	$88	2%	$90	2%

Interest income	15	13	11	2	15	2	18
Interest expense	240	245	257	(5)	(2)	(12)	(5)

Net interest expense	(225)	(232)	(246)	(7)	(3)	(14)	(6)

Total revenues net of interest expense	4,948	4,853	4,749	95	2	104	2
Provisions for losses	180	129	106	51	40	23	22

Total revenues net of interest expense after provisions for losses	4,768	4,724	4,643	44	1	81	2

Expenses
Marketing, promotion, rewards, Card Member services and other	682	604	579	78	13	25	4
Salaries and employee benefits and other operating expenses	1,678	2,876	3,104	(1,198)	(42)	(228)	(7)

Total expenses	2,360	3,480	3,683	(1,120)	(32)	(203)	(6)

Pretax segment income	2,408	1,244	960	1,164	94	284	30
Income tax provision	865	384	316	481	#	68	22

Segment income	$1,543	$860	$644	$683	79%	$216	34%

Effective tax rate	35.9%	30.9%	32.9%

#	Denotes a variance greater than 100 percent

GCS offers global corporate payment services to large and mid-sized companies. Our business travel operations, which had been included in GCS, were deconsolidated effective June 30, 2014 in connection with the business travel joint venture transaction, discussed previously; therefore, there is a lack of comparability against periods prior to the deconsolidation. Our proportional share of the GBT JV’s net income is now reported within other revenues.

TOTAL REVENUES NET OF INTEREST EXPENSE

Discount revenue, net card fees, and other revenues increased $88 million or 2 percent in 2014 as compared to 2013. The increase was primarily due to the gain on the sale of our investment in Concur and higher discount revenue due to an increased level of Card Member spending, partially offset by the impact of the business travel joint venture transaction, resulting in a lack of comparability between periods. Billed business increased 6 percent in 2014 as compared to 2013, primarily driven by a 7 percent increase in average spending per proprietary basic card. Billed business volume increased 8 percent within the U.S. and increased 3 percent outside the U.S. in 2014.

Net interest expense decreased $7 million or 3 percent in 2014 as compared to 2013, primarily driven by a lower cost of funds.

Total revenues net of interest expense increased $104 million or 2 percent in 2013 as compared to 2012, primarily due to higher discount revenue from an increased level of Card Member spending.

PROVISIONS FOR LOSSES

Provisions for losses increased $51 million or 40 percent in 2014 as compared to 2013, primarily driven by a higher provision for charge cards. The increase in charge card provisions was primarily due to higher average Card Member receivables resulting in higher corporate card net write-offs. Provisions for losses increased $23 million or 22 percent in 2013 as compared to 2012, primarily driven by higher average Card Member receivables resulting in higher net write-offs, partially offset by a lower reserve build compared to 2012. Refer to Table 15 for the charge card net loss ratio as a percentage of charge volume.

EXPENSES

Marketing, promotion, rewards, Card Member services and other expenses increased $78 million or 13 percent in 2014 as compared to 2013, primarily driven by higher Card Member rewards and marketing and promotion expenses. The increase in rewards costs was primarily driven by higher spending volumes and includes the impact of a $13 million charge related to the Delta partnership renewal in the fourth quarter of 2014. The increase in marketing and promotion expenses was driven by the reinvestment of a significant portion of the gains from the business travel joint venture transaction and the sale of our investment in Concur in growth initiatives.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

Salaries and employee benefits and other operating expenses decreased $1.2 billion or 42 percent in 2014 as compared to 2013, primarily due to the impact of the global business travel joint venture transaction, resulting in a lack of comparability between periods, and the gain associated with the transaction in the second quarter of 2014, partially offset by transaction-related costs and restructuring charges.

Total expenses decreased $203 million or 6 percent in 2013 as compared to 2012, primarily driven by higher restructuring costs in 2012.

INCOME TAXES

The effective tax rate for 2013 reflects the reversal of a valuation allowance related to deferred tax assets associated with certain of the Company’s non-U.S. business travel operations, as well as the allocated share of tax benefits related to the resolution of certain prior years’ tax items.

The effective tax rate for 2012 reflects the allocated share of tax benefits related to the realization of certain foreign tax credits. The effective tax rate for 2012 also reflects the impact of a valuation allowance primarily related to restructuring charges associated with certain non-U.S. travel operations.

TABLE 15: GCS SELECTED STATISTICAL INFORMATION

As of or for the Years Ended December 31, (Millions, except percentages and where indicated)	2014	2013	2012	Change 2014 vs. 2013	Change 2013 vs. 2012

Card billed business (billions)	$186.7	$175.4	$166.4	6%	5%
Total cards-in-force	6.9	7.1	7.0	(3)	1
Basic cards-in-force	6.9	7.1	7.0	(3)	1
Average basic Card Member spending (dollars)*	$26,706	$24,924	$23,737	7	5
Total segment assets (billions)	$18.5	$19.2	$18.9	(4)	2
Segment capital	$3,782	$3,688	$3,625	3	2
Return on average segment capital(a)	40.9%	23.6%	17.6%
Return on average tangible segment capital(a)	74.4%	45.8%	35.1%
Card Member receivables:
Total receivables (billions)	$14.6	$14.4	$13.7	1%	5%
90 days past billing as a % of total	0.8%	0.9%	0.8%
Net loss ratio (as a % of charge volume)	0.09%	0.08%	0.06%

*	Proprietary cards only.

(a)	Return on average segment capital is calculated by dividing (i) one-year period segment income ($1.5 billion, $860 million and $644 million for 2014, 2013 and 2012, respectively) by (ii) one-year average segment capital ($3.8 billion for 2014 and $3.6 billion for each 2013 and 2012). Return on average tangible segment capital, a non-GAAP measure, is computed in the same manner as return on average segment capital except the computation of average tangible segment capital, a non-GAAP measure, excludes from average segment capital average goodwill and other intangibles of $1.7 billion at December 31, 2014 and $1.8 billion at both December 31, 2013 and 2012. We believe return on average tangible segment capital is a useful measure of the profitability of our business.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

GLOBAL NETWORK & MERCHANT SERVICES SEGMENT

TABLE 16: GNMS SELECTED INCOME STATEMENT DATA

Years Ended December 31, (Millions, except percentages)	2014	2013	2012	Change 2014 vs. 2013		Change 2013 vs. 2012

Revenues
Discount revenue, net card fees and other	$5,426	$5,229	$5,005	$197	4%	$224	4%

Interest income	52	32	23	20	63	9	39
Interest expense	(269)	(252)	(243)	(17)	7	(9)	4

Net interest income	321	284	266	37	13	18	7

Total revenues net of interest expense	5,747	5,513	5,271	234	4	242	5
Provisions for losses	93	67	73	26	39	(6)	(8)

Total revenues net of interest expense after provisions for losses	5,654	5,446	5,198	208	4	248	5

Expenses
Marketing, promotion, rewards, Card Member services and other	819	704	744	115	16	(40)	(5)
Salaries and employee benefits and other operating expenses	2,215	2,273	2,235	(58)	(3)	38	2

Total expenses	3,034	2,977	2,979	57	2	(2)	—

Pretax segment income	2,620	2,469	2,219	151	6	250	11
Income tax provision	960	894	776	66	7	118	15

Segment income	$1,660	$1,575	$1,443	$85	5%	$132	9%

Effective tax rate	36.6%	36.2%	35.0%

GNMS operates a global payments network that processes and settles proprietary and non-proprietary card transactions. GNMS acquires merchants and provides point-of-sale products, multi-channel marketing programs and capabilities, services and data, leveraging the Company’s global closed-loop network. It enters into partnership agreements with third-party card issuers and acquirers, licensing the American Express brand and extending the reach of the global network.

TOTAL REVENUES NET OF INTEREST EXPENSE

Discount revenue, net card fees and other revenues increased $197 million or 4 percent in 2014 as compared to 2013. The increase was primarily driven by higher merchant-related revenues, driven by a 7 percent increase in global card billed business.

Net interest income increased $37 million or 13 percent in 2014 as compared to 2013, and increased 21 percent excluding the impact of foreign exchange rates.4 The increase was primarily driven by increased revenues on our merchant loans. The interest expense credit relates to internal transfer pricing and funding rates, which resulted in a net benefit for GNMS due to its merchant payables.

Total revenues net of interest expense increased $242 million or 5 percent in 2013 as compared to 2012 primarily due to higher discount revenue and net interest income.

PROVISIONS FOR LOSSES

Provisions for losses increased $26 million or 39 percent in 2014 as compared to 2013, primarily driven by a merchant-related charge in the fourth quarter. Provisions for losses decreased $6 million or 8 percent in 2013 as compared to 2012.

EXPENSES

Marketing, promotion, rewards, Card Member services and other expenses increased $115 million or 16 percent in 2014 as compared to 2013, primarily driven by the reinvestment of a significant portion of the gain from the business travel joint venture transaction in growth initiatives.

Salaries and employee benefits and other operating expenses decreased $58 million or 3 percent in 2014 as compared to 2013, primarily driven by the proposed merchant litigation settlement in the prior year.

Total expenses decreased $2 million in 2013 as compared to 2012, primarily driven by lower marketing and promotion, professional services and salary and employee benefit expenses, substantially offset by the proposed merchant litigation settlement in 2013.

[4]	Refer to footnote 1 on page 22 relating to changes in foreign exchange rate.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

TABLE 17: GNMS SELECTED STATISTICAL INFORMATION

As of or for the Years Ended December 31, (Millions, except percentages and where indicated)	2014	2013	2012	Change 2014 vs. 2013	Change 2013 vs. 2012

Global worldwide card billed business (billions)	$1,022.8	$952.4	$888.4	7%	7%
Total segment assets (billions)	$18.1	$17.1	$16.5	6	4
Segment capital	$1,970	$1,952	$2,048	1	(5)
Return on average segment capital(a)	84.0%	76.8%	68.6%
Return on average tangible segment capital(a)	92.9%	84.9%	75.9%
Global Network Services:
Card billed business (billions)	$160.7	$144.1	$128.8	12	12
Total cards-in-force	44.0	40.7	37.6	8%	8%

(a)	Return on average segment capital is calculated by dividing (i) one-year period segment income ($1.7 billion, $1.6 billion and $1.4 billion for 2014, 2013 and 2012, respectively) by (ii) one-year average segment capital ($2.0 billion for 2014 and $2.1 billion for both 2013 and 2012). Return on average tangible segment capital, a non-GAAP measure, is computed in the same manner as return on average segment capital except the computation of average tangible segment capital, a non-GAAP measure, excludes from average segment capital average goodwill and other intangibles of $189 million, $195 million and $203 million as of December 31, 2014, 2013 and 2012, respectively. We believe return on average tangible segment capital is a useful measure of the profitability of our business.

CORPORATE & OTHER

Corporate functions and certain other businesses, including our Enterprise Growth Group and other operations, are included in Corporate & Other.

Corporate & Other net expense increased to $929 million in 2014, as compared to $900 million and $831 million in 2013 and 2012, respectively. The increase in net expense in 2014 was due to higher restructuring charges, a charitable contribution to the American Express Foundation combined with incremental investments in growth initiatives, partially offset by lower salary and benefits expense. The increase in net after-tax expense for 2013 was primarily due to favorable effects in 2012 of revised estimates of the liability for uncashed Travelers Cheques in certain international countries, as well as higher tax expenses in 2013, partially offset by the impact of restructuring costs in 2012.

Results for all periods disclosed also included net interest expense related to maintaining the liquidity pool discussed in “Consolidated Capital Resources and Liquidity – Liquidity Management”, as well as interest expense related to other corporate indebtedness.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

CONSOLIDATED CAPITAL RESOURCES AND LIQUIDITY

Our balance sheet management objectives are to maintain:

•	A solid and flexible equity capital profile;

•	A broad, deep and diverse set of funding sources to finance our assets and meet operating requirements; and

•

Liquidity programs that enable us to continuously meet expected future financing obligations and business requirements for at least a 12-month period, even in the event we are unable to continue to raise new funds under our traditional funding programs during a substantial weakening in economic conditions.

CAPITAL STRATEGY

Our objective is to retain sufficient levels of capital generated through earnings and other sources to maintain a solid equity capital base and to provide flexibility to support future business growth. We believe capital allocated to growing businesses with a return on risk-adjusted equity in excess of our costs will generate shareholder value.

The level and composition of our consolidated capital position are determined through our internal capital adequacy assessment process, which takes into account our business activities, as well as marketplace conditions and requirements or expectations of credit rating agencies, regulators and shareholders, among others. Our consolidated capital position is also influenced by subsidiary capital requirements. As a bank holding company, we are also subject to regulatory requirements administered by the U.S. federal banking agencies. The Federal Reserve has established specific capital adequacy guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items.

As a Basel III Advanced Approaches institution, we reported our capital ratios using Basel III capital definitions, inclusive of transition provisions, and Basel I risk-weighted assets. Beginning in 2015, we will report our capital ratios using the Basel III capital definitions, inclusive of transition provisions, and the Basel III Standardized Approach for calculating risk-weighted assets. The Basel III standards will be fully phased-in by January 1, 2019. We have also adopted Basel III in certain non-U.S. jurisdictions.

We also report capital adequacy standards on a parallel basis to regulators under Basel requirements for a Basel III Advanced Approaches institution. The parallel period will continue until we receive regulatory approval to exit parallel reporting and subsequently begin publicly reporting our capital ratios using both Basel III Standardized and Advanced Approaches.

The following table presents our regulatory risk-based capital ratios and leverage ratios and those of our significant bank subsidiaries, as well as additional ratios widely utilized in the marketplace, as of December 31, 2014.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

TABLE 18: REGULATORY RISK-BASED CAPITAL AND LEVERAGE RATIOS

	Basel III Standards 2014(a)	Ratios as of December 31, 2014

Risk-Based Capital
Common Equity Tier 1	4.0%
American Express Company		13.1%
American Express Centurion Bank		18.8
American Express Bank, FSB		14.2
Tier 1	5.5
American Express Company		13.6
American Express Centurion Bank		18.8
American Express Bank, FSB		14.2
Total	8.0
American Express Company		15.6
American Express Centurion Bank		20.1
American Express Bank, FSB		16.0
Tier 1 Leverage	4.0%
American Express Company		11.8
American Express Centurion Bank		18.7
American Express Bank, FSB		15.1
Common Equity to Risk-Weighted Assets
American Express Company		15.0
Tangible Common Equity to Risk-Weighted Assets(b)
American Express Company		12.0%

(a)	Transitional Basel III minimum and conservation buffer as defined by the Federal Reserve for calendar year 2014 for Advanced Approaches institutions.
(b)	Refer to page 41 for a discussion of tangible common equity, a non-GAAP measure.

The transition provisions for 2014 under Basel III cause our reported capital ratios to be higher than they would have been under the prior regulatory standards, known as Basel I. Specifically, the Common Equity Tier 1 risk-based capital and Tier 1 risk-based capital ratios would have been approximately 45 and 40 basis points lower, respectively, under Basel I. The largest contributor to the difference is the way intangible assets are being treated and ultimately transitioned in over a 5-year period under Basel III.

We seek to maintain capital levels and ratios in excess of the minimum regulatory requirements and finance such capital in a cost efficient manner; failure to maintain minimum capital levels could affect our status as a financial holding company and cause the respective regulatory agencies to take actions that could limit our business operations.

Our primary source of equity capital has been the generation of net income. Historically, capital generated through net income and other sources, such as the exercise of stock options by employees, has exceeded the annual growth in our capital requirements. To the extent capital has exceeded business, regulatory and rating agency requirements, we have historically returned excess capital to shareholders through our regular common share dividend and share repurchase program.

We maintain certain flexibility to shift capital across our businesses as appropriate. For example, we may infuse additional capital into subsidiaries to maintain capital at targeted levels in consideration of debt ratings and regulatory requirements. These infused amounts can affect the capital profile and liquidity levels at the American Express parent company level. We do not currently intend or foresee a need to shift capital from non-U.S. subsidiaries with permanently reinvested earnings to a U.S. parent company.

The following provides definitions for our regulatory risk-based capital ratios and leverage ratio, which are calculated as per standard regulatory guidance:

Risk-Weighted Assets — Assets are weighted for risk according to a formula used by the Federal Reserve to conform to capital adequacy guidelines. On- and off-balance sheet items are weighted for risk, with off-balance sheet items converted to balance sheet equivalents, using risk conversion factors, before being allocated a risk-adjusted weight. The off-balance sheet items comprise a minimal part of the overall calculation. Risk-weighted assets under Basel I as of December 31, 2014 were $133.3 billion.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

Common Equity Tier 1 Risk-Based Capital Ratio — The Common Equity Tier 1 risk-based capital ratio is calculated as Common Equity Tier 1 capital, divided by risk-weighted assets. Common Equity Tier 1 is the sum of common shareholders’ equity, adjusted for ineligible goodwill and intangible assets, certain deferred tax assets, as well as certain other comprehensive income items as follows: net unrealized gains/losses on securities and derivatives, and net unrealized pension and other postretirement benefit losses, all net of tax and subject to transition provision. Common Equity Tier 1 capital as of December 31, 2014 was $17.5 billion.

Tier 1 Risk-Based Capital Ratio — The Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets. Tier 1 capital is the sum of Common Equity Tier 1 capital, our perpetual preferred stock and third-party non-controlling interests in consolidated subsidiaries. Tier 1 capital as of December 31, 2014 was $18.2 billion.

Total Risk-Based Capital Ratio — The total risk-based capital ratio is calculated as the sum of Tier 1 capital and Tier 2 capital, divided by risk-weighted assets. Tier 2 capital is the sum of the allowance for receivable and loan losses (limited to 1.25 percent of risk-weighted assets) a portion of the unrealized gains on equity securities, $600 million of subordinated notes issued in the fourth quarter of 2014 and a $750 million subordinated hybrid security. The $750 million subordinated hybrid security does not meet the requirements of Tier 2 capital under Basel III, and is being transitioned out of capital (the total amount included in Tier 2 capital as of December 31, 2014 was $375 million). Hence, the total amount of subordinated debt included in Tier 2 capital as of December 31, 2014 was $975 million. Tier 2 capital as of December 31, 2014 was $2.6 billion. See “Fully Phased-in Basel III” section.

Tier 1 Leverage Ratio — The Tier 1 leverage ratio is calculated by dividing Tier 1 capital by our average total consolidated assets for the most recent quarter. Average total consolidated assets as of December 31, 2014 were $154.7 billion.

The following provides a definition for Tangible Common Equity to Risk-Weighted Assets ratio, which is widely used in the marketplace, although it may be calculated differently by different companies:

Common Equity and Tangible Common Equity to Risk-Weighted Assets Ratios — Common equity equals our shareholders’ equity of $20.7 billion as of December 31, 2014, less preferred shares of $0.7 billion. Tangible common equity, a non-GAAP measure, equals common equity less goodwill and other intangibles of $3.9 billion as of December 31, 2014. We believe presenting the ratio of tangible common equity to risk-weighted assets is a useful measure of evaluating the strength of our capital position.

FULLY PHASED-IN BASEL III

Basel III, when fully phased-in, will require bank holding companies and their bank subsidiaries to maintain more capital than prior requirements, with a greater emphasis on common equity. We estimate that had Basel III been fully phased-in during the twelve months ended December 31, 2014, our reported Common Equity Tier 1 risk-based capital and Tier 1 risk-based capital ratios would have been 12.2 percent and 12.8 percent, respectively, and our reported Tier 1 leverage ratio would have been 11.1 percent. As of December 31, 2014, had the Basel III rules been fully phased-in, our supplementary leverage ratio would be 9.4 percent.5 These ratios are calculated using the Standardized Approach for determining risk-weighted assets. As noted previously, we are currently taking steps toward Basel III Advanced Approaches implementation in the U.S.

The Basel capital standards establish minimum requirements for the Tier 1 risk-based capital ratios that are 1.5 percent higher than the minimum requirements for Common Equity Tier 1 risk-based capital ratios. This difference between Tier 1 capital, which includes common equity and qualifying preferred securities, and Common Equity Tier 1 is also present in the minimum capital requirements within Comprehensive Capital Analysis and Review (CCAR), beginning with the 2014 plan submissions. We received no-objection to issue preferred stock in our 2014 CCAR submission. Accordingly, we issued $750 million of preferred shares in the fourth quarter of 2014. We also anticipate a further issuance of preferred shares in the first quarter of 2015, subject to market conditions. The preferred shares issuance helps to finance a portion of the Tier 1 capital requirements in excess of common equity requirements.

Our $750 million subordinated hybrid security, which was previously fully included in Tier 2 capital (but not in Tier 1 capital), does not meet the requirements of Tier 2 capital under Basel III. The phase-out of this subordinated hybrid security from Tier 2 capital began in the first quarter of 2014, which affects our total risk-based capital ratio. As previously mentioned, we issued $600 million of subordinated debt in the fourth quarter of 2014, which qualifies as Tier 2 capital under Basel rules. Our total risk-based capital ratio is expected to remain well in excess of the required minimum.

[5]	The Fully Phased-in Basel III capital ratios are non-GAAP measures. We believe the presentation of the capital ratios is helpful to investors by showing the impact of future regulatory capital standards on our capital ratios.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

The following provides definitions for Fully Phased-in Basel III capital ratios as defined by the Basel III rules using the Standardized Approach. All calculations are non-GAAP measures.

Fully Phased-in Basel III Common Equity Tier 1 Risk-Based Capital Ratio – The Fully Phased-in Basel III Common Equity Tier 1 risk-based capital ratio is calculated as Common Equity Tier 1 under Fully Phased-in Basel III rules divided by risk-weighted assets under Fully Phased-in Basel III rules.

Fully Phased-in Basel III Tier 1 Risk-Based Capital Ratio – The Fully Phased-in Basel III Tier 1 risk-based capital ratio is calculated as Tier 1 capital under Fully Phased-in Basel III rules divided by risk-weighted assets under Fully Phased-in Basel III rules.

The following table presents a comparison of our Common Equity Tier 1 and Tier 1 risk-based capital under Transitional Basel III rules to our estimated Common Equity Tier 1 and Tier 1 risk-based capital under Fully Phased-in Basel III rules as of December 31, 2014.

TABLE 19: TRANSITIONAL BASEL III VERSUS FULLY PHASED-IN BASEL III

(Billions)	CET1	Tier 1
Risk-Based Capital under Transitional Basel III	$17.5	$18.2
Adjustments related to:
AOCI	(0.3)	(0.3)
Transition provisions for intangible assets	(0.7)	(0.7)
Deferred tax assets	(0.1)	(0.1)
Other	—	0.1

Estimated Common Equity Tier 1 (CET1) and Tier 1 Risk-Based Capital under Fully Phased-in Basel III	$16.4	$17.2

Fully Phased-in Basel III Risk-Weighted Assets – The Fully Phased-in Basel III risk-weighted assets reflect our Basel I risk-weighted assets, adjusted under Fully Phased-in Basel III rules. This includes incremental risk weighting applied to deferred tax assets and significant investments in unconsolidated financial institutions, as well as exposures to past due accounts, equities and sovereigns. The Fully Phased-in Basel III risk-weighted assets as of December 31, 2014 were estimated to be $134.3 billion.

Fully Phased-in Basel III Tier 1 Leverage Ratio – The Fully Phased-in Basel III Tier 1 leverage ratio is calculated by dividing Fully Phased-in Basel III Tier 1 capital by our average total consolidated assets.

Basel III Supplementary Leverage Ratio – The supplementary leverage ratio under Fully Phased-in Basel III rules is calculated by dividing Fully Phased-in Basel III Tier 1 capital by our total assets for supplementary leverage capital purposes under Basel III. Total assets for supplementary leverage capital purposes reflect total consolidated assets with adjustments for Tier 1 capital deductions, off-balance sheet derivatives, undrawn unconditionally cancellable commitments and other off-balance sheet liabilities. Total assets for supplementary leverage capital purposes as of December 31, 2014 were estimated to be $183.1 billion.

SHARE REPURCHASES AND DIVIDENDS

We have a share repurchase program to return excess capital to shareholders. The share repurchases reduce shares outstanding and offset, in whole or part, the issuance of new shares as part of employee compensation plans.

During the year ended December 31, 2014, we returned $5.4 billion to our shareholders in the form of dividends ($1.0 billion) and share repurchases ($4.4 billion). We repurchased 49 million common shares at an average price of $89.60 in 2014. These dividend and share repurchase amounts represent approximately 86.1 percent of total capital generated during the year. This distribution percentage for 2014 is significantly greater than the on average and over time target to distribute approximately 50 percent of the capital to shareholders as dividends or through the repurchases of common stock. The 2014 percentage results from the strength of our capital ratios and the amount of capital we generate from net income and through employee stock plans in relation to the amount of capital required to support our organic business growth and acquisitions.

On January 5, 2015, we submitted our comprehensive capital plan to the Federal Reserve. The capital plan includes an analysis of performance and capital availability under certain adverse economic assumptions. The capital plan was submitted to the Federal Reserve pursuant to its guidance on dividends and capital distributions. We expect a response from the Federal Reserve by March 11, 2015. In the first quarter of 2015, we expect to execute share repurchases up to $1.0 billion pursuant to our capital plan that received no objections from the Federal Reserve in March 2014. The actual number of shares that will be repurchased will be based on market conditions and employee plan activities.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

FUNDING STRATEGY

Our principal funding objective is to maintain broad and well-diversified funding sources to allow us to meet our maturing obligations, cost-effectively finance current and future asset growth in our global businesses as well as to maintain a strong liquidity profile. The diversity of funding sources by type of instrument, by maturity and by investor base, among other factors, provides additional insulation from the impact of disruptions in any one type of instrument, maturity or investor. The mix of our funding in any period will seek to achieve cost efficiency consistent with both maintaining diversified sources and achieving our liquidity objectives. Our funding strategy and activities are integrated into our asset-liability management activities. We have in place a funding policy covering American Express Company and all of our subsidiaries.

Our proprietary card businesses are the primary asset-generating businesses, with significant assets in both domestic and international Card Member receivable and lending activities. Our financing needs are in large part a consequence of our proprietary card-issuing businesses and the maintenance of a liquidity position to support all of our business activities, such as merchant payments. We generally pay merchants for card transactions prior to reimbursement by Card Members and therefore fund the merchant payments during the period Card Member loans and receivables are outstanding. We also have additional financing needs associated with general corporate purposes, including acquisition activities.

FUNDING PROGRAMS AND ACTIVITIES

The Company meets its funding needs through a variety of sources, including direct and third-party distributed deposits and debt instruments, such as senior unsecured debentures, asset securitizations, borrowings through secured borrowing facilities and long-term committed bank borrowing facilities in certain non-U.S. regions.

The Company had the following consolidated debt and customer deposits outstanding as of December 31:

TABLE 20: SUMMARY OF CONSOLIDATED DEBT AND CUSTOMER DEPOSITS

(Billions)	2014	2013

Short-term borrowings	$3.5	$5.0
Long-term debt	58.0	55.3

Total debt	61.5	60.3
Customer deposits	44.2	41.8

Total debt and customer deposits	$105.7	$102.1

Management does not currently expect to make any significant changes to our funding programs in order to satisfy Basel III’s liquidity coverage ratio standard based upon its current understanding of the requirements, which may be subject to change as we receive additional clarification and implementation guidance from regulators relating to the requirements and as the interpretation of the requirements evolve over time.

Our funding plan for the full year 2015 includes, among other sources, approximately $3 billion to $9 billion of unsecured term debt issuance and $3 billion to $9 billion of secured term debt issuance. Our funding plans are subject to various risks and uncertainties, such as future business growth, the impact of global economic, political and other events on market capacity, demand for securities offered by us, regulatory changes, ability to securitize and sell receivables, and the performance of receivables previously sold in securitization transactions. Many of these risks and uncertainties are beyond our control.

Our equity capital and funding strategies are designed, among other things, to maintain appropriate and stable unsecured debt ratings from the major credit rating agencies: Moody’s Investor Services (Moody’s), Standard & Poor’s (S&P), Fitch Ratings (Fitch) and Dominion Bond Rating Services (DBRS). Such ratings help support our access to cost-effective unsecured funding as part of our overall funding strategy. Our asset-backed securitization (ABS) activities are rated separately.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

TABLE 21: UNSECURED DEBT RATINGS

Credit Agency	Entity Rated	Short-Term Ratings	Long-Term Ratings	Outlook

DBRS	All rated entities	R-1	A	Stable
		(middle)	(high)
Fitch	All rated entities	F1	A+	Stable
Moody’s	TRS and rated operating subsidiaries(a)	Prime-1	A2	Stable
Moody’s	American Express Company	Prime-2	A3	Stable
S&P	TRS and rated operating subsidiaries(a)(b)	A-2	A-	Stable
S&P	American Express Company	A-2	BBB+	Stable

(a)	American Express Travel Related Services Company, Inc.
(b)	S&P does not provide a rating for TRS short-term debt.

Downgrades in the ratings of our unsecured debt or asset securitization program securities could result in higher funding costs, as well as higher fees related to borrowings under our unused lines of credit. Declines in credit ratings could also reduce our borrowing capacity in the unsecured debt and asset securitization capital markets. We believe our funding mix, including the proportion of U.S. retail deposits insured by the Federal Deposit Insurance Corporation (FDIC), should reduce the impact that credit rating downgrades would have on our funding capacity and costs.

SHORT-TERM FUNDING PROGRAMS

Short-term borrowings, such as commercial paper, are defined as any debt with an original maturity of 12 months or less, as well as interest-bearing overdrafts with banks. Our short-term funding programs are used primarily to meet working capital needs, such as managing seasonal variations in receivables balances. The amount of short-term borrowings issued in the future will depend on our funding strategy, our needs and market conditions.

We had the following short-term borrowings outstanding as of December 31:

TABLE 22: SHORT-TERM BORROWINGS OUTSTANDING

(Billions)	2014	2013

Commercial paper(a)	$0.8	$0.2
Other short-term borrowings	2.7	4.8

Total	$3.5	$5.0

(a)	Average commercial paper outstanding was $0.2 billion and $0.1 billion in 2014 and 2013, respectively.

Refer to Note 9 to the Consolidated Financial Statements for further description of these borrowings.

DEPOSIT PROGRAMS

We offer deposits within our American Express Centurion Bank (Centurion Bank) and American Express Bank, FSB (FSB) subsidiaries (together, the Banks). These funds are currently insured up to $250,000 per account holder through the FDIC. Our ability to obtain deposit funding and offer competitive interest rates is dependent on the Banks’ capital levels. We, through the FSB, have a direct retail deposit program, Personal Savings from American Express, to supplement our distribution of deposit products sourced through third-party distribution channels. The direct retail program makes FDIC-insured certificates of deposit (CDs) and high-yield savings account products available directly to consumers.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

We held the following deposits as of December 31:

TABLE 23: CUSTOMER DEPOSITS

(Billions)	2014	2013

U.S. retail deposits:
Savings accounts – Direct	$26.2	$24.6
Certificates of deposit:(a)
Direct	0.3	0.5
Third-party	7.8	6.9
Sweep accounts – Third-party	9.0	8.9
Other retail deposits:
Non-U.S. deposits and U.S. non-interest bearing	0.2	0.1
Card Member credit balances – U.S. and non-U.S.	0.7	0.8

Total customer deposits	$44.2	$41.8

(a)	The weighted average remaining maturity and weighted average rate at issuance on the total portfolio of U.S. retail CDs, issued through direct and third-party programs, were 29.5 months and 1.54 percent, respectively, as of December 31, 2014.

LONG-TERM DEBT PROGRAMS

During 2014, we and our subsidiaries issued debt and asset securitizations with maturities ranging from 3 to 10 years. These amounts included approximately $5.3 billion of AAA-rated securitization certificates and notes, $0.1 billion of subordinated securities and $8.2 billion of unsecured debt across a variety of maturities and markets. During the year, we retained approximately $0.8 billion of subordinated securities, as the pricing and yields for these securities were not attractive compared to our other sources of financing available.

Our 2014 debt issuances were as follows:

TABLE 24: DEBT ISSUANCES

(Billions)

American Express Company:
Fixed Rate Subordinated Notes (weighted-average coupon of 3.63%)	$0.6
American Express Credit Corporation:
Fixed Rate Senior Notes (weighted-average coupon of 1.76%)	5.1
Floating Rate Senior Notes (3-month LIBOR plus 42 basis points on average)	2.5
American Express Credit Account Master Trust:(a)
Fixed Rate Senior Certificates (weighted-average coupon of 1.41%)	3.5
Floating Rate Senior Certificates (1-month LIBOR plus 35 basis points on average)	1.8
Floating Rate Subordinated Certificates (1-month LIBOR plus 49 basis points on average)	0.1

Total	$13.6

(a)	Issuances from the American Express Credit Account Master Trust (the Lending Trust) do not include $0.8 billion of subordinated securities retained by us during the year.

ASSET SECURITIZATION PROGRAMS

We periodically securitize Card Member receivables and loans arising from our card business, as the securitization market provides us with cost-effective funding. Securitization of Card Member receivables and loans is accomplished through the transfer of those assets to a trust, which in turn issues securities collateralized by the transferred assets to third party investors. The proceeds from issuance are distributed to us, through our wholly owned subsidiaries, as consideration for the transferred assets.

The receivables and loans being securitized are reported as assets on our Consolidated Balance Sheets and the related securities issued to third-party investors are reported as long-term debt.

Under the respective terms of the securitization trust agreements, the occurrence of certain triggering events associated with the performance of the assets of each trust could result in payment of trust expenses, establishment of reserve funds, or in a worst-case scenario, early amortization of investor securities. During the twelve months ended December 31, 2014, no such triggering events occurred.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

LIQUIDITY MANAGEMENT

Our liquidity objective is to maintain access to a diverse set of on- and off-balance sheet liquidity sources. We maintain liquidity sources in amounts sufficient to meet business requirements and expected future financial obligations for a period of at least twelve months in the event we are unable to raise new funds under our regular funding programs during a substantial weakening in economic conditions. We have in place a liquidity risk policy that sets out our approach to managing liquidity risk on an enterprise-wide basis.

We incur and accept liquidity risk arising in the normal course of offering our products and services. The liquidity risks that we are exposed to can arise from a variety of sources, and thus our liquidity management strategy includes a variety of parameters, assessments and guidelines, including, but not limited to:

•	Maintaining a diversified set of funding sources (refer to Funding Strategy section for more details);

•	Maintaining unencumbered liquid assets and off-balance sheet liquidity sources available to meet obligations;

•	Projecting cash inflows and outflows from a variety of sources and under a variety of scenarios; and

•	Incorporating into the Internal Capital Adequacy Assessment Process trade-offs between the risk of insufficient liquidity and our profitability.

We seek to maintain access to a diverse set of liquidity sources, including cash and other liquid assets on-balance sheet as well as off-balance sheet financing sources such as committed bank facilities and ABS conduit facilities, in order to comply with requirements of the Dodd-Frank Act and other regulatory measures of liquidity such as the Liquidity Coverage Ratio (LCR). We, through our U.S. bank subsidiaries, also hold collateral eligible for use at the Federal Reserve’s discount window.

We seek to satisfy the requirements of a variety of stress scenarios, including those required by law and regulation as well as our own stress scenario, in order to determine the amount and mix of the liquidity sources we maintain at any given time. These stress scenarios possess distinct characteristics and vary by cash flow assumptions, time horizon and qualifying liquidity sources, among other factors. Our own stress scenario assumes we are unable to access our regular funding programs during a severe macroeconomic scenario, in which case we would target a mix of on- and off-balance sheet liquidity sources to satisfy financial obligations, such as debt maturities, and the projected net cash flows needs of our businesses for a period of at least twelve months. The LCR is another form of stress scenario that prescribes distinct cash flow assumptions over a 30-day period, and establishes criteria for qualifying on balance sheet assets as High-Quality Liquid Assets.

We consider various factors in determining the amount of liquidity we maintain, such as economic and financial market conditions, seasonality in business operations, growth in our businesses, potential acquisitions or dispositions, the cost and availability of alternative liquidity sources, and regulatory and credit rating agency considerations.

The yield we receive on our cash and readily marketable securities is, generally, less than the interest expense on the sources of funding for these balances. Thus, we incur substantial net interest costs on these amounts. The level of net interest costs will be dependent on the size of our cash and readily marketable securities holdings, as well as the difference between our cost of funding these amounts and their investment yields.

Securitized Borrowing Capacity

As of December 31, 2014, we maintained our committed, revolving, secured borrowing facility, with a maturity date of July 15, 2016, that gives us the right to sell up to $3.0 billion face amount of eligible AAA notes from the American Express Issuance Trust II (the Charge Trust). We also maintained our committed, revolving, secured borrowing facility, with a maturity date of September 15, 2017, that gives us the right to sell up to $2.0 billion face amount of eligible AAA certificates from the Lending Trust. Both facilities are used in the ordinary course of business to fund seasonal working capital needs, as well as to further enhance our contingent funding resources. As of December 31, 2014, $2.5 billion was drawn on the Charge Trust facility, which was repaid on February 17, 2015, and no amounts were drawn on the Lending Trust facility.

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

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

We had approximately $55.3 billion as of December 31, 2014 in U.S. credit card loans and charge card receivables that could be sold over time through our existing securitization trusts, or pledged in return for secured borrowings to provide further liquidity, subject in each case to applicable market conditions and eligibility criteria.

Committed Bank Credit Facilities

In addition to the secured borrowing facilities described earlier in this section, we maintained committed syndicated bank credit facilities as of December 31, 2014 of $6.7 billion through facilities in the U.S. and Australia, which expire as follows:

TABLE 25: EXPIRATION OF COMMITTED SYNDICATED BANK CREDIT FACILITIES

(Billions)

2016	$2.0
2017	4.7

Total	$6.7

The availability of the credit lines is subject to our compliance with certain financial covenants, principally the maintenance by American Express Credit Corporation (Credco) of a certain ratio of combined earnings and fixed charges to fixed charges. As of December 31, 2014, we were in compliance with each of our covenants. The drawn balance of the committed credit facilities of $3.7 billion as of December 31, 2014 was used to fund our business activities in the normal course. The remaining capacity of the facilities mainly served to further enhance our contingent funding resources.

Our committed bank credit facilities do not contain material adverse change clauses, which might otherwise preclude borrowing under the credit facilities, nor are they dependent on our credit rating.

CASH FLOWS

The following table summarizes our cash flow activity, followed by a discussion of the major drivers impacting operating, investing and financing cash flows.

TABLE 26: CASH FLOWS

(Billions)	2014	2013	2012

Total cash provided by (used in):
Operating activities	$11.0	$8.5	$7.1
Investing activities	(8.0)	(7.2)	(6.5)
Financing activities	—	(3.9)	(3.3)
Effect of exchange rates changes on cash and cash equivalents	(0.2)	(0.2)	0.1

Net increase (decrease) in cash and cash equivalents	$2.8	$(2.8)	$(2.6)

Cash Flows from Operating Activities

Cash flows from operating activities primarily include net income adjusted for (i) non-cash items included in net income and (ii) changes in the balances of operating assets and liabilities, which can vary significantly in the normal course of business due to the amount and timing of various payments.

For the year ended December 31, 2014, net cash provided by operating activities was $11.0 billion as a result of net income of $5.9 billion adjusted for non-cash items such as certain changes in provisions for losses, depreciation and amortization, stock-based compensation and the pretax gain of $0.6 billion related to the GBT JV transaction. In addition, the pretax gain of $0.7 billion on the sale of our investment in Concur is removed from operating activities since the proceeds of $1.0 billion are included as a cash inflow within investing activities. An increase in accounts payable and other liabilities, which is a source of cash, was driven by higher discount business volumes and the restructuring charge taken in the fourth quarter of the current year.

For the year ended December 31, 2013, net cash provided by operating activities was $8.5 billion as a result of net income of $5.4 billion adjusted for non-cash items such as certain changes in provisions for losses, depreciation and amortization and stock-based compensation.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

For the year ended December 31, 2012, net cash provided by operating activities was $7.1 billion as a result of net income of $4.5 billion adjusted for non-cash items such as certain changes in provisions for losses, depreciation and amortization, deferred taxes and other, stock-based compensation. This was partially offset by the cash outflow due to the premium paid on the debt exchange of $0.5 billion.

Cash Flows from Investing Activities

Our investing activities primarily include changes in Card Member loans and receivables and our available-for-sale investment portfolio.

For the year ended December 31, 2014, net cash used in investing activities was $(8.0) billion consisting of a net increase in Card Member receivables and loans as well as purchases of premises and equipment, net of sales. This was partially offset by the sales and maturities of investments, including the $1.0 billion of proceeds from the sale of our investment in Concur.

For the year ended December 31, 2013, net cash used in investing activities was $(7.2) billion consisting of a net increase in Card Member receivables and loans as well as purchases of premises and equipment, net of sales.

For the year ended December 31, 2012, net cash used in investing activities was $(6.5) billion consisting of a net increase in Card Member receivables and loans as well as purchases of premises and equipment, net of sales, partially offset by the sales and maturities of investments.

Cash Flows from Financing Activities

Our financing activities primarily include issuing and repaying debt, changes in customer deposits, issuing and repurchasing our common shares, and paying dividends.

For the year ended December 31, 2014, net cash provided by financing activities was $11 million, primarily driven by net increases in customer deposits and short- and long-term debt, partially offset by repurchases of American Express common shares.

For the year ended December 31, 2013, net cash used in financing activities was $(3.9) billion, primarily driven by repurchases of American Express common shares.

For the year ended December 31, 2012, net cash used in financing activities was $(3.3) billion, primarily driven by repurchases of American Express common shares and a net reduction in short- and long-term debt, partially offset by a net increase in customer deposits.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We have identified both on- and off-balance sheet transactions, arrangements, obligations and other relationships that may have a material current or future effect on our financial condition, changes in financial condition, results of operations, or liquidity and capital resources.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

CONTRACTUAL OBLIGATIONS

The table below identifies transactions that represent our contractually committed future obligations. Purchase obligations include our agreements to purchase goods and services that are enforceable and legally binding and that specify significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

TABLE 27: COMMITTED FUTURE OBLIGATIONS BY YEAR

	Payments due by year(a)

(Millions)	2015	2016-2017	2018-2019	2020 and thereafter	Total

Long-term debt	$12,079	$27,906	$15,557	$3,180	$58,722
Interest payments on long-term debt(b)	1,032	1,450	390	1,301	4,173
Certificates of deposit	1,765	3,627	2,784	16	8,192
Other long-term liabilities(c)	207	88	17	20	332
Operating lease obligations	189	305	220	921	1,635
Purchase obligations(d)	364	122	51	—	537

Total	$15,636	$33,498	$19,019	$5,438	$73,591

(a)	The table above excludes approximately $0.9 billion of tax liabilities related to the uncertainty in income taxes as inherent complexities and the number of tax years currently open for examination in multiple jurisdictions do not permit reasonable estimates of payments, if any, to be made over a range of years.
(b)	Estimated interest payments were calculated using the effective interest rate in place as of December 31, 2014, and includes the effect of existing interest rate swaps. Actual cash flows may differ from estimated payments.
(c)	As of December 31, 2014, there were no minimum required contributions, and no contributions are currently planned, for the U.S. American Express Retirement Plan. For the U.S. American Express Retirement Restoration Plan and non-U.S. defined benefit pension and postretirement benefit plans, contributions in 2015 are anticipated to be approximately $60 million, and this amount has been included within other long-term liabilities. Remaining obligations under defined benefit pension and postretirement benefit plans aggregating $707 million have not been included in the table above as the timing of such obligations is not determinable. Additionally, other long-term liabilities do not include $6.5 billion of Membership Rewards liabilities, which are not considered long-term liabilities as Card Members in good standing can redeem points immediately, without restrictions, and because the timing of point redemption is not determinable.
(d)	The purchase obligation amounts represent either the early termination fees or non-cancelable minimum contractual obligations, as applicable, by period under contracts that were in effect as of December 31, 2014.

We also have obligations to make payments under contractual agreements with certain co-brand partners. We expect to fully satisfy these obligations over the remaining term of these agreements, which range from 2015 to 2022, as part of the ongoing operations of our business. The obligations under such arrangements were approximately $1.0 billion as of December 31, 2014.

In addition to the contractual obligations noted above, we have off-balance sheet arrangements that include guarantees and other off-balance sheet arrangements.

GUARANTEES

Our principal guarantees are associated with Card Member services to enhance the value of owning an American Express card. As of December 31, 2014, we had guarantees totaling approximately $45 billion related to Card Member protection plans, as well as other guarantees in the ordinary course of business. Refer to Note 16 to the Consolidated Financial Statements for further discussion regarding our guarantees.

CERTAIN OTHER OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2014, we had approximately $278 billion of unused credit available to Card Members. Total unused credit available to Card Members does not represent potential future cash requirements, as a significant portion of this unused credit will likely not be drawn. Our charge card products generally have no pre-set limit, and therefore are not included in unused credit available to Card Members.

To mitigate counterparty credit risk related to derivatives, the Company accepted non-cash collateral in the form of security interests in U.S. Treasury securities from its derivatives counterparties with a fair value of $91 million and nil as of December 31, 2014 and 2013, respectively, none of which was sold or repledged.

Refer to Note 13 to the Consolidated Financial Statements for discussion regarding our other off-balance sheet arrangements.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

RISK MANAGEMENT

GOVERNANCE

We use our comprehensive Enterprise-wide Risk Management (ERM) program to identify, aggregate, monitor, and manage risks. The program also defines our risk appetite, governance, culture and capabilities. The implementation and execution of the ERM program is headed by our Chief Risk Officer.

Risk management is overseen by our Board of Directors through three committees: the Risk Committee, the Audit and Compliance Committee, and the Compensation and Benefits Committee. Each committee consists entirely of independent directors and provides regular reports to the Board of Directors regarding matters reviewed at the committee level. In addition to the risks under the purview of a particular committee, the Board of Directors monitors the “tone at the top” and our risk culture, oversees strategic risk, and reviews specific and aggregate risks we face from time to time. These Board committees meet regularly in private sessions with our Chief Risk Officer, the Chief Compliance & Ethics Officer, the General Auditor and other senior management with regard to our risk management processes, controls and capabilities.

The Risk Committee of our Board of Directors provides risk oversight on risk policies and our risk management performance. The Risk Committee approves key risk management policies and monitors risk culture, talent, capabilities and outcomes. In particular, the Risk Committee approves our ERM policy along with its sub-policies governing individual credit risk, institutional credit risk, market risk, liquidity risk, operational risk, reputational risk and asset/liability risk, as well as policies governing the launch of new products and services, third-party management and resolution planning. The ERM policy defines the risk appetite as well as governance over risk taking and our risk oversight processes. Risk appetite defines the levels and types of risks we are willing to assume to achieve our business plans while controlling risk exposures well within our risk capacity. In addition, it establishes principles for risk taking in the aggregate and for each risk type, and is supported by a comprehensive system of risk limits, escalation triggers and control programs.

The Risk Committee reviews and concurs in the appointment, replacement, performance and compensation of the Company’s Chief Risk Officer. The Risk Committee receives regular updates from the global risk oversight teams that report to the Chief Risk Officer on key risks, transactions and exposures.

The Risk Committee reviews our credit risk profile as well as credit risk performance, trends and risk management capabilities.

The Risk Committee also reviews enterprise-wide operational risk trends, events and capabilities, with an emphasis on compliance, fraud, legal, process or control failures, information security, and privacy, as well as trends in market, funding, liquidity and reputational risks. The Risk Committee also provides oversight of our compliance with Basel capital and liquidity standards and its Internal Capital Adequacy Assessment Process, including its CCAR submissions; and resolution planning.

The Audit and Compliance Committee of our Board of Directors approves our compliance policies and risk tolerance, and reinforces the importance of our compliance risk management. In addition, the Audit and Compliance Committee reviews the effectiveness of our Corporate-wide Compliance Risk Management Program. More broadly, this committee is responsible for assisting the Board in its oversight responsibilities relating to the integrity of our financial statements and financial reporting process; internal and external auditing, including the qualifications and independence of the independent registered public accounting firm and the performance of our internal audit services function; and the integrity of our systems of internal accounting and financial controls.

The Audit and Compliance Committee provides oversight of the Company’s Internal Audit Group. The Audit and Compliance Committee reviews and concurs in the appointment, replacement, performance and compensation of the Company’s General Auditor and approves Internal Audit’s annual Audit Plan, charter, policies and budget. The Audit and Compliance Committee also receives regular updates on the Audit Plan’s status and results including significant reports issued by Internal Audit and the status of management’s corrective actions.

The Compensation and Benefits Committee of our Board of Directors works with the Chief Risk Officer to ensure the compensation programs covering the Company overall, our business units and risk-taking employees appropriately balance risk with incentives such that business performance is achieved without taking imprudent or uneconomic risks. Our Chief Risk Officer is actively involved in setting goals for the Company and our business units. Our Chief Risk Officer also reviews the current and forward-looking risk profiles of each business unit, and provides input into performance evaluation. The Chief Risk Officer meets with the Compensation and Benefits Committee and attests whether performance goals and results have been achieved without taking imprudent risks. The Compensation and Benefits Committee uses a risk-balanced incentive compensation framework to decide on our bonus pools and the compensation of senior executives.

There are several internal management committees, including the Enterprise-wide Risk Management Committee (ERMC), chaired by our Chief Risk Officer, which oversee risks. The ERMC is responsible for risk governance and oversight. It maintains the enterprise-wide risk appetite framework and monitors compliance with limits and escalations defined in it. The ERMC oversees implementation of risk policies across the Company with approval by the appropriate board committee. The ERMC reviews key risk exposures, trends and concentrations, significant compliance matters, economic capital and Basel capital trends, and provides guidance on the steps to monitor, control and report major risks.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

As defined in the ERM policy, we follow the “three lines of defense” approach to risk management. The first line of defense comprises functions and management committees directly initiating risk taking. Business unit presidents, our Chief Credit Officer, Chief Operational Risk Officer, Chief Market Risk Officer and Functional Risk Officer are part of the first line of defense.

The second line comprises independent functions overseeing risk taking activities of the first line. The Global Risk Oversight Officer and Market Risk Oversight Officer, the Chief Compliance & Ethics Officer, the Corporate Comptroller and certain control groups, both at the enterprise level and within regulated entities, are part of the second line of defense. The global risk oversight teams oversee the policies, strategies, frameworks, processes and capabilities deployed by the first line teams and act as a check to the first line of defense in managing risks.

Our Internal Audit Group constitutes the third line of defense, and provides independent assessments and effective challenge of the first and second lines of defense.

In addition, the Asset-Liability Committee (ALCO), chaired by the Company’s Chief Financial Officer, is responsible for managing market, liquidity, asset/liability risk and capital.

CREDIT RISK MANAGEMENT PROCESS

Credit risk is defined as loss due to obligor or counterparty default or changes in the credit quality of a security. Our credit risks are divided into two broad categories: individual and institutional. Each has distinct risk management capabilities, strategies, and tools. Business units that create individual or institutional credit risk exposures of significant importance are supported by dedicated risk management teams, each led by a Chief Credit Officer. To preserve independence, Chief Credit Officers for all business units report to our Chief Credit Officer, who in turn reports directly to our Chief Risk Officer.

INDIVIDUAL CREDIT RISK

Individual credit risk arises principally from consumer and small business charge cards, credit cards, lines of credit, and loans. These portfolios consist of millions of customers across multiple geographies, industries and levels of net worth. We benefit from the high-quality profile of our customers, which is driven by our brand, premium customer servicing, product features and risk management capabilities, which span underwriting, customer management and collections. Externally, the risk in these portfolios is correlated to broad economic trends, such as unemployment rates and GDP growth, which can affect customer liquidity.

The business unit leaders and their Chief Credit Officers take the lead in managing the individual credit risk process. These Chief Credit Officers are guided by the Individual Credit Risk Committee, which is responsible for implementation and enforcement of the Individual Credit Risk Management Policy. This policy is further supported by subordinate policies and operating manuals covering decision logic and processes of credit extension, including prospecting, new account approvals, point-of-sale authorizations, credit line management and collections. The subordinate risk policies and operating manuals are designed to ensure consistent application of risk management principles and standardized reporting of asset quality and loss recognition.

Individual credit risk management is supported by sophisticated proprietary scoring and decision-making models that use the most up-to-date information on prospects and customers, such as spending and payment history and data feeds from credit bureaus. Additional data, such as commercial variables, are integrated to further mitigate small business risk. We have developed data-driven economic decision logic for customer interactions to better serve our customers.

INSTITUTIONAL CREDIT RISK

Institutional credit risk arises principally within our Global Corporate Payments, Global Merchant Services, GNS, Prepaid Services, and Foreign Exchange Services businesses, as well as investment and liquidity management activities. Unlike individual credit risk, institutional credit risk is characterized by a lower loss frequency but higher severity. It is affected both by general economic conditions and by client-specific events. The absence of large losses in any given year or over several years is not necessarily representative of the level of risk of institutional portfolios, given the infrequency of loss events in such portfolios.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

Similar to Individual Credit Risk, business units taking institutional credit risks are supported by Chief Credit Officers. These officers are guided by the Institutional Risk Management Committee (IRMC), which is responsible for implementation and enforcement of the Institutional Credit Risk Management Policy and for providing guidance to the credit officers of each business unit with substantial institutional credit risk exposures. The committee, along with the business unit Chief Credit Officers, makes investment decisions in core risk capabilities, ensures proper implementation of the underwriting standards and contractual rights of risk mitigation, monitors risk exposures, and determines risk mitigation actions. The IRMC formally reviews large institutional risk exposures to ensure compliance with ERMC guidelines and procedures and escalates them to the ERMC as appropriate. At the same time, the IRMC provides guidance to the business unit risk management teams to optimize risk-adjusted returns on capital. A centralized risk rating unit and a specialized airline risk group provide risk assessment of our institutional obligors.

Exposure to the Airline Industry

We have multiple important co-brand, rewards and corporate payments arrangements with airlines. The ERM program evaluates the risks posed by our airline partners and the overall airline strategy to all functions within the Company through comprehensive business analysis of global airlines. Our largest airline partner is Delta, and this relationship includes exclusive co-brand credit card partnerships and other arrangements including Membership Rewards redemption, merchant acceptance, travel and corporate payments. See Part I, Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014.

Sovereign Debt Exposure

As part of our ongoing risk management process, we monitor our financial exposure to both sovereign and non-sovereign customers and counterparties, and measure and manage concentrations of risk by geographic regions, as well as by economic sectors and industries. A primary focus area for monitoring is credit deterioration due to weaknesses in economic and fiscal profiles. We evaluate countries based on the market assessment of the riskiness of their sovereign debt and our assessment of our economic and financial outlook and closely monitor those deemed high risk. As of December 31, 2014, we considered our gross credit exposures to government entities, financial institutions and corporations in those countries deemed high risk to be individually and collectively not material.

OPERATIONAL RISK MANAGEMENT PROCESS

We define operational risk as the risk of not achieving business objectives due to inadequate or failed processes, people, or information systems, or the external environment, including failures to comply with laws and regulations. Operational risk is inherent in all business activities and can impact an organization through direct or indirect financial loss, brand damage, customer dissatisfaction, or legal and regulatory penalties.

To appropriately measure and manage operational risk, we have implemented a comprehensive operational risk framework that is defined in the Operational Risk Management Policy approved by the Risk Committee. The Operational Risk Management Committee (ORMC) coordinates with all control groups on effective risk assessments and controls and oversees the preventive, responsive and mitigation efforts by Lead Operational Risk Officers in the business units and staff groups. To preserve independence, the Lead Operational Risk Officers for all business units report to our Chief Operational Risk Officer, who in turn reports directly to our Chief Risk Officer.

We use the operational risk framework to identify, measure, monitor and report inherent and emerging operational risks. This framework, supervised by the ORMC, consists of (a) operational risk event capture, (b) a project office to coordinate issue management and control enhancements, (c) key risk indicators such as customer complaints or pre-implementation test metrics, and (d) process and entity-level risk assessments.

The framework requires the assessment of operational risk events to determine root causes, impact to customers and/or us, and resolution plan accountability to correct any defect, remediate customers, and enhance controls and testing to mitigate future issues. Our impact is assessed from an operational, financial, brand, regulatory compliance and legal perspective.

INFORMATION SECURITY, PRIVACY, AND DATA GOVERNANCE

We have implemented an Information Security Framework and Operating Model that is designed to protect information and information systems from unauthorized access, use, disclosure, disruption, modification or destruction.

Chaired by the Chief Information Security Officer, our Information Security Risk Management Committee, a sub-committee of the ORMC, provides oversight and governance for our information security risk management activities. In addition, the committee is responsible for establishing cyber risk tolerances and in managing cyber crisis preparedness.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

We assesses our cyber risk across four categories of “threat actors” that we currently believe pose the greatest risk, namely cyber criminals, nation state sponsored groups, determined insiders and “hacktivists” or social objectors. Our Information Security Framework and Operating Model uses an approach that looks at different phases of security to prepare, prevent, detect, respond and recover from cyber-security attacks.

Our Privacy Framework and Operating Model follows a similar structure. It is led by the Chief Privacy Officer and is integrated with the Chief Information Security Officer and Compliance Risk Management leaders. Our Privacy Risk Management Committee, another sub-committee of the ORMC, provides oversight and governance over the collection, notice, use, sharing, transfer, confidentiality and retention of personal data.

Our Enterprise Data Governance Framework and Policy defines governance and data standards for data used in regulatory reporting, risk management as well as other critical systems including big data capabilities.

COMPLIANCE RISK MANAGEMENT PROCESS

We define compliance risk as the risk of legal or reputational harm, fines, monetary penalties and payment of damages or other forms of sanction as a result of non-compliance with applicable laws, regulations, rules or standards of conduct.

We view our ability to effectively mitigate compliance risk as an important aspect of our business model. Our Global Compliance and Ethics organization is responsible for establishing and maintaining our corporate-wide Compliance Risk Management Program. Pursuant to this program, we seek to manage and mitigate compliance risk by assessing, controlling, monitoring, measuring and reporting the regulatory risks to which we are exposed.

REPUTATIONAL RISK MANAGEMENT PROCESS

We define reputational risk as the risk that negative publicity regarding our products, services, business practices, management, clients and partners, whether perceived or real, could cause a decline in the customer base, costly litigation, or revenue reductions.

We view protecting our reputation as core to our vision of becoming the world’s most respected service brand and fundamental to our long-term success.

Our business leaders are responsible for ensuring that reputational risk implications of transactions, business activities and management practices are appropriately considered and relevant subject matter experts are engaged as needed. The ERMC and its sub-committees are responsible for reviewing decisions where reputational risk may exist and ensuring that reputational risk considerations are properly reflected.

MARKET RISK MANAGEMENT PROCESS

Market risk is the risk to earnings or value resulting from movements in market prices. Our market risk exposure is primarily generated by:

•	Interest rate risk in our card and insurance businesses, as well as in our investment portfolios; and

•	Foreign exchange risk in our operations outside the U.S.

Market risk limits and escalation triggers within the Market Risk and Asset Liability Management (ALM) Policies are approved by the Risk Committee of the Board of Directors and the ERMC. Market risk is centrally monitored for compliance with policy and limits by our Market Risk Committee, which reports into the ALCO and is chaired by the Chief Market Risk Officer. Market risk management is also guided by policies covering the use of derivative financial instruments, funding and liquidity and investments. The Market Risk Oversight Officer provides an independent risk assessment and oversight over the policies for market risk, liquidity risk and ALM activities.

Our market exposures are in large part by-products of the delivery of our products and services. Interest rate risk arises through the funding of Card Member receivables and fixed-rate loans with variable-rate borrowings as well as through the risk to net interest margin from changes in the relationship between benchmark rates such as Prime and LIBOR.

Interest rate exposure within our charge card and fixed-rate lending products is managed by varying the proportion of total funding provided by variable-rate debt and deposits compared to fixed-rate debt and deposits. In addition, interest rate swaps are used from time to time to effectively convert fixed-rate debt to variable-rate or to convert variable-rate debt to fixed-rate. We may change the mix between variable-rate and fixed-rate funding based on changes in business volumes and mix, among other factors.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

We do not engage in derivative financial instruments for trading purposes. Refer to Note 14 to the Consolidated Financial Statements for further discussion of our derivative financial instruments.

We analyze a variety of scenarios to inform management of potential impacts to earnings and economic value of equity, which may occur given changes in interest rate curves using a range of severities. As of December 31, 2014, the detrimental effect on our annual net interest income of a hypothetical 100 basis point increase in interest rates would be approximately $212 million. To calculate this effect, we first measure the potential change in net interest income over the following 12 months taking into consideration anticipated future business growth and market-based forward interest rates. We then stress the implied forward interest rate curve with a 100 basis point increase to measure the impact on the projected net interest income. This effect is primarily driven by the volume of charge card receivables that are non-interest earning and credit card loans deemed to be fixed-rate, which are funded by variable-rate liabilities. As of December 31, 2014, the percentage of worldwide charge card accounts receivable and credit card loans that were deemed to be fixed rate was 66.7 percent, or $78 billion, with the remaining 33.3 percent, or $39 billion, deemed to be variable-rate credit card loans.

We are also subject to market risk from changes in the relationship between the benchmark Prime rate that determines the yield on our variable-rate lending receivables and the benchmark LIBOR rate that determines the effective interest cost on a significant portion of our outstanding debt. Differences in the rate of change of these two indices, commonly referred to as basis risk, would impact our variable-rate U.S. lending net interest margins because we borrow at rates based on LIBOR but lend to our customers based on the Prime rate. The detrimental effect on our net interest income of a hypothetical 10 basis point decrease in the spread between Prime and one-month LIBOR over the next 12 months is estimated to be $38 million. We currently have approximately $38 billion of Prime-based, variable-rate U.S. lending receivables and $38 billion of LIBOR-indexed debt, including asset securitizations.

Foreign exchange risk is generated from three principal sources: 1) Card Member cross-currency charges, 2) foreign subsidiary equity and 3) foreign currency earnings in units outside the U.S. Our foreign exchange risk is managed primarily by entering into agreements to buy and sell currencies on a spot basis or by hedging a significant proportion of our foreign currency earnings. The exposures that are hedged are based on an economic justification and are executed through various means, including the use of derivative financial instruments such as foreign exchange forward and cross-currency swap contracts.

As of December 31, 2014 and 2013, foreign currency derivative instruments with total notional amounts of approximately $30 billion and $27 billion were outstanding, respectively. Derivative hedging activities related to cross-currency charges, balance sheet exposures and foreign currency earnings generally do not qualify for hedge accounting; however, derivative hedging activities related to translation exposure of foreign subsidiary equity generally do.

We conduct scenario analysis to inform management of potential impacts to earnings that may occur due to changes in foreign exchange rates of various severities. With respect to cross-currency charges and balance sheet exposures, including related foreign exchange forward contracts outstanding, the effect on our earnings of a hypothetical 10 percent change in the value of the U.S. dollar would be immaterial as of December 31, 2014. With respect to earnings denominated in foreign currencies, the adverse impact on pretax income of a hypothetical 10 percent strengthening of the U.S. dollar related to anticipated overseas operating results for the next 12 months would be approximately $182 million as of December 31, 2014. With respect to translation exposure of foreign subsidiary equity, including related foreign exchange forward contracts outstanding, a hypothetical 10 percent strengthening in the U.S. dollar would result in an immaterial reduction in equity as of December 31, 2014.

The actual impact of interest rate and foreign exchange rate changes will depend on, among other factors, the timing of rate changes, the extent to which different rates do not move in the same direction or in the same direction to the same degree, changes in the cost, volume and mix of our hedging activities and changes in the volume and mix of our businesses.

FUNDING & LIQUIDITY RISK MANAGEMENT PROCESS

Liquidity risk is defined as our inability to meet our ongoing financial and business obligations as they become due at a reasonable cost. General principles and our overall framework for managing liquidity risk are defined in the Liquidity Risk Policy approved by the Risk Committee of the Board of Directors and the ALCO. Liquidity risk limits are approved by the Risk Committee of the Board of Directors and the ERMC. Liquidity risk is centrally managed by the Funding and Liquidity Committee, which reports into the ALCO. In addition, the Market Risk Oversight Officer provides independent oversight of liquidity risk. We manage liquidity risk by maintaining access to a diverse set of cash, readily-marketable securities and contingent sources of liquidity, such that we can continuously meet our business requirements and expected future financing obligations for at least a 12-month period, even in the event we are unable to raise new funds under our regular funding programs during a substantial weakening in economic conditions. We balance the trade-offs between maintaining too much liquidity, which can be costly and limit financial flexibility, and having inadequate liquidity, which may result in financial distress during a liquidity event.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

Liquidity risk is managed both at an aggregate corporate level and at the major legal entities in order to ensure that sufficient funding and liquidity resources are available in the amount and in the location needed in a stress event. The Funding and Liquidity Committee reviews the forecasts of our aggregate and subsidiary cash positions and financing requirements, approves the funding plans designed to satisfy those requirements under normal conditions, establishes guidelines to identify the amount of liquidity resources required and monitors positions and determines any actions to be taken.

CRITICAL ACCOUNTING ESTIMATES

Refer to Note 1 to the Consolidated Financial Statements for a summary of our significant accounting policies referenced, as applicable, to other financial statement footnotes. Certain of our accounting policies that require significant management assumptions and judgments are set forth below.

RESERVES FOR CARD MEMBER LOSSES

Reserves for Card Member losses represent management’s best estimate of the probable losses inherent in our outstanding portfolio of Card Member loans and receivables, as of the balance sheet date.

In estimating these losses, management uses statistical and analytical models that analyze portfolio performance and reflect management’s judgment regarding the quantitative components of the reserve. The models take into account several factors, including delinquency-based loss migration rates, loss emergence periods and average losses over an appropriate historical period, as well as expected future recoveries. Management considers whether to adjust the quantitative reserve for certain external and internal qualitative factors that may increase or decrease the reserves for losses on Card Member loans and receivables.

The process of estimating these reserves requires a high degree of judgment. To the extent historical credit experience updated for external environmental trends is not indicative of future performance, actual losses could differ significantly from management’s judgments and expectations, resulting in either higher or lower future provisions for Card Member losses in any quarter.

As of December 31, 2014, a 10 percent increase in management’s estimate of losses inherent in the outstanding portfolio of Card Member loans and receivables evaluated collectively for impairment at such date would increase reserves for losses with a corresponding change to provision for losses by approximately $167 million. This sensitivity analysis is provided as a hypothetical scenario to assess the sensitivity of the provision for losses. It does not represent management’s expectations for losses in the future, nor does it include how other portfolio factors such as delinquency-based loss migration rates or recoveries, or the amount of outstanding balances, may impact the level of reserves for losses and the corresponding impact on the provision for losses.

LIABILITY FOR MEMBERSHIP REWARDS EXPENSE

The Membership Rewards program is our largest card-based rewards program. Card Members can earn points for purchases charged on their enrolled card products. Certain types of purchases allow Card Members to also earn bonus points. Membership Rewards points are redeemable for a broad variety of rewards including travel, entertainment, retail certificates and merchandise. Points typically do not expire, and there is no limit on the number of points a Card Member may earn.

We record a Membership Rewards liability that represents the estimated cost of points earned that are expected to be redeemed by Card Members in the future. The Membership Rewards liability is impacted over time by enrollment levels, attrition, the volume of points earned and redeemed, and the associated redemption costs. We estimate the Membership Rewards liability by determining the URR and the WAC per point, which are applied to the points of current enrollees.

The URR assumption is used to estimate the number of points earned by current enrollees that will ultimately be redeemed in future periods. Management uses statistical and actuarial models to estimate the URR of points earned to date by current Card Members based on redemption trends, card product type, enrollment tenure, card spend levels and credit attributes.

The WAC per point assumption is used to estimate future redemption costs and is primarily based on redemption choices made by Card Members, reward offerings by partners, and Membership Rewards program changes. The WAC per point is derived from the previous 12 months of redemptions and is adjusted as appropriate for certain changes in redemption costs that are not representative of future cost expectations.

The process of estimating the Membership Rewards liability includes a high degree of judgment. Actual redemptions and associated redemption costs could differ significantly from management’s judgment, resulting in either higher or lower Membership Rewards expense. Management periodically evaluates its liability estimation process and assumptions based on developments in redemption patterns, cost per point redeemed, partner contract changes and other factors.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

Changes in the Membership Rewards URR and WAC per point have the effect of either increasing or decreasing the liability through the current period marketing, promotion, rewards and Card Member services expense by an amount estimated to cover the cost of all points previously earned but not yet redeemed by current enrollees as of the end of the reporting period. As of December 31, 2014, an increase in the estimated URR of current enrollees of 100 basis points would increase the Membership Rewards liability and corresponding rewards expense by approximately $319 million. Similarly, an increase in the WAC per point of 1 basis point would increase the Membership Rewards liability and corresponding rewards expense by approximately $82 million.

FAIR VALUE MEASUREMENT

We hold investment securities and derivative instruments that are carried at fair value on the Consolidated Balance Sheets. Management makes assumptions and judgments when estimating the fair values of these financial instruments.

In accordance with fair value measurement and disclosure guidance, the objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date based on the principal or, in the absence of a principal, most advantageous market for the specific asset or liability. The disclosure guidance establishes a three-level hierarchy of inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to the measurement of fair value based on unadjusted quoted prices in active markets for identical assets or liabilities (Level 1), followed by the measurement of fair value based on pricing models with significant observable inputs (Level 2), with the lowest priority given to the measurement of fair value based on pricing models with significant unobservable inputs (Level 3). We did not have any Level 3 assets measured on a recurring basis during the year ended December 31, 2014. Refer to Note 15 to the Consolidated Financial Statements.

Investment Securities

Our investment securities are mostly composed of fixed-income securities issued by states and municipalities as well as the U.S. Government and Agencies.

The fair market values for our investment securities, including investments comprising defined benefit pension plan assets, are obtained primarily from pricing services we engage. For each security, we receive one price from a pricing service we engage. The fair values provided by the pricing services are estimated using pricing models, where the inputs to those models are based on observable market inputs or recent trades of similar securities. The pricing services did not apply any adjustments to the pricing models used as of December 31, 2013 and 2014. In addition, we did not apply any adjustments to prices received from the pricing services. We reaffirm our understanding of the valuation techniques used by our pricing services at least annually. In addition, we corroborate the prices provided by our pricing services for reasonableness by comparing the prices from the respective pricing services to valuations obtained from different pricing sources as well as comparing prices to the sale prices received from sold securities at least quarterly.

In the measurement of fair value for our investment securities, even though the underlying inputs used in the pricing models are directly observable from active markets or recent trades of similar securities in inactive markets, the pricing models do entail a certain amount of subjectivity and therefore differing judgments in how the underlying inputs are modeled could result in different estimates of fair value.

Other-Than-Temporary Impairment of Investment Securities

Realized losses are recognized when management determines that a decline in the fair value of investment securities is other-than-temporary. Such determination requires judgment regarding the amount and timing of recovery. We review and evaluate our investment securities at least quarterly, and more often as market conditions may require, to identify investment securities that have indications of other-than-temporary impairments. We consider several factors when evaluating debt securities for other-than-temporary impairment, including the determination of the extent to which a decline in the fair value of a security is due to increased default risk for the specific issuer or market interest rate risk. With respect to market interest rate risk, we assess whether we have the intent to sell the investment securities and whether we are more likely than not that we will be required to sell the investment securities before recovery of any unrealized losses.

In determining whether any of our investment securities are other-than-temporarily impaired, a change in facts and circumstances could lead to a change in management judgment about our view on collectability and credit quality of the issuer, or the impact of market interest rates on the investment securities. Any such changes could result in us recognizing an other-than-temporary impairment loss through earnings.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

Derivative Instruments

Our primary derivative instruments are interest rate swaps and foreign currency forward agreements.

The fair value of our derivative instruments is estimated by using either a third-party valuation service that uses proprietary pricing models, or by internal pricing models, where the inputs to those models are readily observable from actively quoted markets. We reaffirm our understanding of the valuation techniques used by a third-party valuation service at least annually.

To mitigate credit risk arising from our derivative instruments, counterparties are required to be pre-approved and rated as investment grade. In addition, we manage certain counterparty credit risks by exchanging cash and non-cash collateral under executed credit support agreements. The non-cash collateral does not reduce the derivative balance included in the Other assets line but effectively reduces risk exposure as it is available in the event of counterparty default. Based on the assessment of credit risk of our derivative counterparties, we do not have derivative positions that warrant credit valuation adjustments.

In the measurement of fair value for our derivative instruments, although the underlying inputs used in the pricing models are readily observable from actively quoted markets, the pricing models do entail a certain amount of subjectivity and, therefore, differing judgments in how the underlying inputs are modeled could result in different estimates of fair value.

GOODWILL RECOVERABILITY

Goodwill represents the excess of acquisition cost of an acquired business over the fair value of assets acquired and liabilities assumed. Goodwill is not amortized but is tested for impairment at the reporting unit level annually or when events or circumstances arise, such as adverse changes in the business climate, that would more likely than not reduce the fair value of the reporting unit below its carrying value. Our approach and methodology for conducting our goodwill impairment testing is described in Note 7 to the Consolidated Financial Statements, but is fundamentally based on the measurement of fair value for our reporting units, which inherently entails the use of significant judgment.

For valuation, we use a combination of the income approach (discounted cash flows) and market approach (market multiples) in estimating the fair value of our reporting units.

When preparing discounted cash flow models under the income approach, we estimate future cash flows using the reporting unit’s internal multi-year forecast, and a terminal value calculated using a growth rate that management believes is appropriate in light of current and expected future economic conditions. To discount these cash flows we use our expected cost of equity, determined using a capital asset pricing model. When using the market method under the market approach, we apply comparable publically traded companies’ multiples (e.g., earnings, revenues) to our reporting units’ actual results. The judgment in estimating forecasted cash flows, discount rates and market comparables is significant, and imprecision could materially affect the fair value of our reporting units.

Based upon the updated valuations for our reporting units, we have concluded goodwill is not impaired as of December 31, 2014, nor was any goodwill written off during 2014. However, we could be exposed to increased risk of goodwill impairment if future operating results or macroeconomic conditions differ significantly from management’s current assumptions.

INCOME TAXES

We are subject to the income tax laws of the U.S., its states and municipalities and those of the foreign jurisdictions in which we operate. These tax laws are complex, and the manner in which they apply to the taxpayer’s facts is sometimes open to interpretation. In establishing a provision for income tax expense, we must make judgments about the application of inherently complex tax laws.

Unrecognized Tax Benefits

We establish a liability for unrecognized tax benefits, which are the differences between a tax position taken or expected to be taken in a tax return and the benefit recognized in the financial statements.

In establishing a liability for an unrecognized tax benefit, assumptions may be made in determining whether, and the extent to which, a tax position should be sustained. A tax position is recognized only when it is more likely than not to be sustained upon examination by the relevant taxing authority based on its technical merits. The amount of tax benefit recognized is the largest benefit that management believes is more likely than not to be realized on ultimate settlement. As new information becomes available, we evaluate our tax positions and adjust our unrecognized tax benefits, as appropriate.

Tax benefits ultimately realized can differ from amounts previously recognized due to uncertainties, with any such differences generally impacting the provision for income tax.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

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

OTHER MATTERS

CERTAIN LEGISLATIVE, REGULATORY AND OTHER DEVELOPMENTS

As a participant in the financial services industry, and as a bank holding company, we are subject to comprehensive examination and supervision by the Federal Reserve and to a range of laws and regulations that impact our business and operations. In light of legislative initiatives over the last several years and continuing regulatory reform implementation, compliance requirements and expenditures have risen for financial services firms, including us, and we expect compliance requirements and expenditures will continue to rise in the future.

In addition, legislators and regulators in various countries in which we operate have focused on the operation of card networks, including through antitrust actions, legislation and rules that would or do impose changes on certain practices or pricing of card issuers, merchant acquirers and payment networks and the establishment of broad and ongoing regulatory oversight regimes for payment systems. Regulators and legislators have focused on the fees merchants pay to accept cards, including the way bankcard network members collectively set the “interchange” (that is, the fee paid by the bankcard merchant acquirer to the card issuer in payment networks like Visa and MasterCard) and the fees merchants are charged for card acceptance, as well as the rules, contracts and monitoring and other controls governing merchant card acceptance. Although, unlike the Visa and MasterCard networks, the American Express payment network does not have interchange fees or collectively set any fees or rules, antitrust actions and government regulation relating to merchant pricing or terms of merchant rules and contracts could affect all networks directly or indirectly. For example, the European Commission’s (the Commission) decision to make binding Visa Europe’s commitments to cap its cross-border credit card multilateral interchange fees to 30 basis points and change its rules on how cross-border interchange is applied could negatively impact the discount revenue we derive from our business in the EU as a result of downward marketplace pressure on merchant fees, including our discount rates. Broad regulatory oversight over payment systems can also include, in some cases, requirements for international card networks to be locally licensed and/or to localize aspects of their operations. The development and enforcement of regulatory regimes may adversely affect our ability to maintain or increase our revenues and extend our global network.

European Union Payments Legislation

In July 2013, the Commission proposed legislation in two parts, covering a wide range of topics across the payments industry. The first part was a proposed EU-wide regulation on interchange fees (the Interchange Fee Regulation); the second consisted of revisions to the Payment Services Directive (the PSD2). As part of the EU legislative process, these proposals have been subject to review by the European Parliament and the Council of the European Union, after which these institutions then meet with the Commission to finalize the legislation in a process known as a trialogue.

The Interchange Fee Regulation is now in the final stages of the legislative process following political agreement on its substantive content among the Council, the Parliament and the Commission in December 2014. Although the regulation is still subject to final review and formal adoption, the substantive terms agreed among the institutions include the following:

•

Price caps — Interchange fees on consumer card transactions would be capped, generally at 20 basis points for debit and prepaid cards and 30 basis points for credit and charge cards, with opportunity for lower caps in some instances. Although we do not have interchange fees, as “four party” networks such as Visa and MasterCard have, and “three party” networks such as American Express are exempt from the application of the caps, the regulation provides that “three party” networks should be treated as “four party” networks when they license third party providers to issue cards and/or acquire merchants or when they issue cards with a co-brand partner or through an agent. This means, for example, the caps would apply to elements of the financial arrangements agreed to between us and each of our GNS partners in the EU. The caps would take effect six months after the regulation would become effective; however, the effectiveness of these caps in relation to our transactions with no cross-border component may be extended for a further three years. The discount rates we agree to

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

with merchants would not be capped, but the interchange caps would likely exert additional downward pressures on merchant fees across the industry, including our discount rates, and may undermine our ability to attract and retain GNS partners. The Interchange Fee Regulation would exclude commercial card transactions from the scope of the caps.

•

Card acceptance terms —“Anti-steering” and honor-all-cards rules across all card networks, including non-discrimination and honor-all-cards provisions in our card acceptance agreements, would be prohibited with some limited exceptions. Removal of these provisions creates significant risk of customer confusion and Card Member dissatisfaction, which would result in harm to the American Express brand. The prohibition on “anti-steering rules” would take effect immediately upon effectiveness of the regulation; the prohibition on honor-all-cards rules would take effect one year later.

•

Network licensing — Beginning six months after the regulation would become effective, the geographic scope of network licenses, including those we agree to with our GNS partners, would cover the entire EU. This may undermine the value of licenses granted to some GNS partners to date, which have been subject to varying levels of exclusivity in relation to a particular country.

•

Separation of network processing — Beginning one year after the date the regulation would become effective, card networks would be required to separate their network processing functions (in which transactions between different issuers and acquirers are processed for authorization, clearing and settlement). This proposal does not apply to three-party payment networks, such as American Express, but may be deemed applicable in situations where a different GNS issuer and acquirer is involved in a transaction, which represent a very small percentage of transactions on our network.

•

Co-badging of cards — Beginning one year after the regulation would become effective, a single card may bear the brand of multiple networks and be used to process transactions on any of those networks. Merchants may install automatic mechanisms in point-of-sale equipment to prioritize selection of a particular network, subject to override by the cardholder. These provisions may harm the American Express brand insofar as GNS issuing partners will be able to offer multiple networks on a single card and merchants may program their point-of-sale equipment to prioritize selection of another network on such cards.

The Commission’s PSD2 proposal has been considered by both the Parliament and the Council; however, the trialogue process has only recently begun. Among other terms, the PSD2 could include in its final form provisions that would (i) further regulate surcharging so that transactions falling in scope of the interchange caps could not be surcharged, but transactions falling outside the scope of the caps could be surcharged up to cost, subject potentially to the ability of an individual Member State to prohibit surcharging altogether; and (ii) require all networks, including three-party payment networks that operate with licensing arrangements, such as our GNS business, to establish objective, proportionate and non-discriminatory criteria under which a financial institution may access the network, for example, as a licensed issuer or acquirer. The former may increase instances of differential surcharging of our cards and prompt customer and merchant confusion as to which transactions may be surcharged and Card Member dissatisfaction. The latter would undermine the flexibility and discretion we have had to date in deciding with whom to partner in our GNS business. Unlike the Interchange Fee Regulation, the PSD2 would require transposition into national law by each Member State, likely over a period of two years.

Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank) contains a wide array of provisions intended to govern the practices and oversight of financial institutions and other participants in the financial markets. Among other matters, the law created an independent Consumer Financial Protection Bureau (the CFPB), which has broad rulemaking authority over providers of credit, savings, payment and other consumer financial products and services with respect to certain federal consumer financial laws. Moreover, the CFPB has examination and enforcement authority with respect to certain federal consumer financial laws for providers of consumer financial products and services, including American Express Company and certain of our subsidiaries. The CFPB is directed to prohibit “unfair, deceptive or abusive” acts or practices, and to ensure that all consumers have access to fair, transparent and competitive markets for consumer financial products and services.

The review of products and practices to prevent unfair, deceptive or abusive conduct will be a continuing focus of the CFPB and banking regulators more broadly, as well as our own internal reviews. Internal and regulatory reviews have resulted in, and are likely to continue to result in, changes to our practices, products and procedures. Such reviews are also likely to continue to result in increased costs related to regulatory oversight, supervision and examination, and additional restitution to our Card Members and may result in additional regulatory actions, including civil money penalties.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

In December 2013, we announced that certain of our subsidiaries reached settlements with several banking regulators, including the CFPB, to resolve regulatory reviews of marketing and billing practices related to several credit card add-on products. For a description of these settlements, see Part I, Item 3. “Legal Proceedings” in our Annual Report on Form 10-K for the year ended December 31, 2013.

In October 2012, we announced that American Express Company and certain of our subsidiaries reached settlements with several bank regulators, including the CFPB, relating to certain aspects of our U.S. consumer card practices. For a description of these settlements, see Part I, Item 3. “Legal Proceedings” in our Annual Report on Form 10-K for the year ended December 31, 2012.

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

Under Dodd-Frank, the Federal Reserve is also authorized to regulate interchange fees paid to financial institutions on debit card and certain general-use prepaid card transactions to ensure that they are “reasonable and proportional” to the cost of processing individual transactions, and to prohibit payment card networks and issuers from requiring transactions to be processed on a single payment network or fewer than two unaffiliated networks. The Federal Reserve’s rule provides that the regulations on interchange and routing do not apply to a three-party network like American Express when it acts as both the issuer and the network for prepaid cards, and we are therefore not a “payment card network” as that term is defined and used for the specific purposes of the rule.

Dodd-Frank also authorizes the Federal Reserve to establish enhanced prudential regulatory requirements, including capital, leverage and liquidity standards, risk management requirements, concentration limits on credit exposures, mandatory resolution plans (so-called “living wills”) and stress tests for, among others, large bank holding companies, such as American Express Company, that have greater than $50 billion in assets. We are also required to develop and maintain a “capital plan,” and to submit the capital plan to the Federal Reserve for our quantitative and qualitative review under the Federal Reserve’s CCAR process. In addition, certain derivative transactions are now required to be centrally cleared, which have increased our collateral posting requirements. In September 2014, the CFTC and the U.S. federal banking agencies issued proposals that would impose mandatory margining requirements for certain non-cleared swaps, which may further increase collateral posting requirements for us.

Department of Justice Litigation

The DOJ and certain states’ attorneys general have brought an action against us alleging that the provisions in our card acceptance agreements with merchants that prohibit merchants from discriminating against our card products at the point of sale violate the U.S. antitrust laws. On February 19, 2015, the trial court found that the challenged provisions were anticompetitive and will now determine the scope of the remedy when it enters judgment in the case. We intend to vigorously pursue an appeal of the decision and judgment. See Part I, Item 3. “Legal Proceedings” in our Annual Report on Form 10-K for the year ended December 31, 2014 for descriptions of the DOJ action and related cases. Visa and MasterCard, which were also defendants in the DOJ and state action, entered into a settlement agreement and have been dismissed as parties pursuant to that agreement. The settlement enjoins Visa and MasterCard, with certain exceptions, from adopting or enforcing rules or entering into contracts that prohibit merchants from engaging in various actions to steer cardholders to other card products or payment forms at the point of sale. If similar conditions were imposed on American Express, it could have a material adverse effect on our business. See Part I, Item 1A, “Risk Factors” in our Annual Report on Form 10-K for further information on the potential impacts of an adverse decision on our business.

Other Legislative and Regulatory Initiatives

In certain countries, such as Australia, and in certain Member States in the EU, merchants are permitted by law to surcharge card purchases. While surcharging continues to be actively considered in certain jurisdictions, the benefits to customers have not been apparent in countries that have allowed it, and in some cases regulators are addressing concerns about excessive surcharging by merchants. Surcharging, particularly where it disproportionately impacts American Express Card Members, which is known as differential surcharging, could have a material adverse effect on us if it becomes widespread. The Reserve Bank of Australia allows us and other networks to limit a merchant’s right to surcharge to “the reasonable cost of card acceptance.” In the EU, the Consumer Rights Directive prohibits merchants from surcharging card purchases more than the merchants’ cost of acceptance in those Member States that permit surcharging.

Although neither a legislative nor regulatory initiative, the settlement by MasterCard and Visa in a U.S. merchant class litigation required, among other things, MasterCard and Visa to permit U.S. merchants, subject to certain conditions, to surcharge credit cards, while allowing them to continue to prohibit surcharges on debit and prepaid card transactions. In December 2013, we announced the proposed settlement of a number of U.S. merchant class action lawsuits, which, if approved, would change certain surcharging provisions in our U.S. card acceptance agreements. For a further description of the proposed settlement, see Part I, Item 3. “Legal Proceedings” in our Annual Report on Form 10-K for the year ended December 31, 2014.

Refer to “Consolidated Capital Resources and Liquidity” for a discussion of capital adequacy requirements established by federal banking regulators.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

RECENTLY ISSUED ACCOUNTING STANDARDS

Refer to the Recently Issued Accounting Standards section of Note 1 to the Consolidated Financial Statements.

GLOSSARY OF SELECTED TERMINOLOGY

Adjusted average loans — Represents average Card Member loans excluding the impact of certain non-traditional Card Member loans and other fees.

Adjusted net interest income — Represents net interest income attributable to our Card Member loans portfolio excluding the impact of interest expense and interest income not attributable to our Card Member loans portfolio.

Asset securitizations — Asset securitization involves the transfer and sale of receivables or loans to a special-purpose entity created for the securitization activity, typically a trust. The trust, in turn, issues securities, commonly referred to as asset-backed securities that are secured by the transferred receivables or loans. The trust uses the proceeds from the sale of such securities to pay the purchase price for the underlying receivables or loans. The receivables and loans of our Charge Trust and Lending Trust being securitized are reported as assets on our Consolidated Balance Sheets.

Average discount rate — This calculation is generally designed to reflect pricing at merchants accepting general purpose American Express cards. It represents the percentage of billed business (generated from both proprietary and GNS Card Member spend) retained by us from merchants we acquire or, for merchants acquired by a third party on our behalf, net of amounts retained by such third party.

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

Billed business — Includes activities (including cash advances) related to proprietary cards, cards issued under network partnership agreements (non-proprietary billed business), corporate payments and certain insurance fees charged on proprietary cards. In-store spend activity within retail co-brand portfolios in GNS, from which we earn no revenue, is not included in non-proprietary billed business. Card billed business is included in the U.S. or outside the U.S. based on where the issuer is located.

Capital ratios — Represents the minimum standards established by the regulatory agencies as a measure to determine whether the regulated entity has sufficient capital to absorb on- and off-balance sheet losses beyond current loss accrual estimates.

Card Member — The individual holder of an issued American Express-branded charge, credit card and certain prepaid cards.

Card Member loans — Represents the outstanding amount due from Card Members for charges made on their American Express credit cards, as well as any interest charges and card-related fees. Card Member loans also include revolving balances on certain American Express charge card products.

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

Common Equity Tier 1 risk-based capital ratio — Refer to the Capital Strategy section under “Consolidated Capital Resources and Liquidity” for the definitions under Transitional Basel III and Fully Phased-in Basel III.

Credit cards — Represents cards that have a range of revolving payment terms, grace periods, and rate and fee structures.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

Discount revenue — Represents revenue earned from fees generally charged to merchants with whom we have entered into a card acceptance agreement for processing Card Member transactions. The discount fee generally is deducted from our payment reimbursing the merchant for Card Member purchases. Discount revenue is reduced by other payments made to merchants, third-party card issuing partners, cash-back reward costs, corporate incentive payments and other contra-revenue items.

Interest expense — Interest expense includes interest incurred primarily to fund Card Member loans, charge card product receivables, general corporate purposes, and liquidity needs, and is recognized as incurred. Interest expense is divided principally into two categories: (i) deposits, which primarily relates to interest expense on deposits taken from customers and institutions, and (ii) debt, which primarily relates to interest expense on our long-term financing and short-term borrowings, which primarily relates to interest expense on commercial paper, federal funds purchased, bank overdrafts and other short-term borrowings.

Interest income — Interest income includes (i) interest on loans, (ii) interest and dividends on investment securities and (iii) interest income on deposits with banks and other.

Interest on loans — is assessed using the average daily balance method for loans. Unless the loan is classified as non-accrual, interest is recognized based upon the principal amount outstanding in accordance with the terms of the applicable account agreement until the outstanding balance is paid or written off.

Interest and dividends on investment securities — primarily relates to our performing fixed-income securities. Interest income is accrued as earned using the effective interest method, which adjusts the yield for security premiums and discounts, fees and other payments, so that the related investment security recognizes a constant rate of return on the outstanding balance throughout its term. These amounts are recognized until these securities are in default or when it is likely that future interest payments will not be made as scheduled.

Interest income on deposits with banks and other — is recognized as earned, and primarily relates to the placement of cash in excess of near-term funding requirements in interest-bearing time deposits, overnight sweep accounts, and other interest-bearing demand and call accounts.

Liquidity Coverage Ratio — Represents the proposed minimum standards being established by the regulatory agencies as a measure to determine whether the regulated entity has sufficient liquidity to meet liquidity needs in periods of financial and economic stress.

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

Net loss ratio — Represents the ratio of ICS and GCS charge card write-offs consisting of principal (resulting from authorized transactions) and fee components, less recoveries, on Card Member receivables expressed as a percentage of gross amounts billed to Card Members.

Net write-off rate — principal only — Represents the amount of Card Member loans or USCS and ICS Card Member receivables written off consisting of principal (resulting from authorized transactions), less recoveries, as a percentage of the average loan balance or USCS and ICS average receivables during the period.

Net write-off rate — principal, interest and fees — Includes, in the calculation of the net write-off rate, amounts for interest and fees in addition to principal for Card Member loans, and fees in addition to principal for USCS and ICS Card Member receivables.

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

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

Return on average tangible segment capital — Computed in the same manner as return on average segment capital except the computation of average tangible segment capital excludes from average segment capital average goodwill and other intangibles.

Risk-weighted assets — Refer to the Capital Strategy section under “Consolidated Capital Resources and Liquidity” for the definitions under Basel I and Fully Phased-in Basel III.

Segment capital — Represents the capital allocated to a segment based upon specific business operational needs, risk measures, and regulatory capital requirements.

Tier 1 leverage ratio — Refer to the Capital Strategy section under “Consolidated Capital Resources and Liquidity” for the definitions under Transitional Basel III and Fully Phased-in Basel III.

Tier 1 risk-based capital ratio — Refer to the Capital Strategy section under “Consolidated Capital Resources and Liquidity” for the definitions under Transitional Basel III and Fully Phased-in Basel III.

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

Travel sales — Represents the total dollar amount of travel transaction volume for airline, hotel, car rental, and other travel arrangements made for consumers and small businesses. We earn revenue on these transactions by charging a transaction or management fee.

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties. The forward-looking statements, which address our expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update or revise any forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements, include, but are not limited to, the following:

•

the ability to maintain discipline over operating expenses during 2015 and 2016 as well as management’s ability to re-scale our expense base, which will depend in part on unanticipated increases in significant categories of operating expenses, such as consulting or professional fees, compliance or regulatory-related costs and technology costs, the payment of civil money penalties, disgorgement and restitution, our decision to increase or decrease discretionary operating expenses depending on overall business performance, our ability to achieve the expected benefits of our reengineering plans, our ability to balance expense control and investments in the business, the impact of changes in foreign currency exchange rates on costs and results, the impact of accounting changes and reclassifications, and the level of acquisition activity and related expenses;

•

the actual impact on our year over year EPS for the full year 2015 from increased competition and pricing regulation, the strengthening of the U.S. dollar, the expiration of our U.S. Costco co-brand relationship in 2016 and other factors discussed under “Current Business Environment/Outlook,” which will depend on the factors described herein, the behavior of Card Members and their actual spending patterns, credit trends, currency and interest rate fluctuations, the timing and size of the investments we make to attract Card Members, including those from the Costco relationship, and in other growth initiatives, as well as our success in implementing our strategies and business initiatives including growing profitable spending through proprietary, co-brand and network products, increasing penetration among corporate clients, expanding our international footprint, growing reloadable prepaid, loyalty coalitions and marketing services, increasing merchant acceptance, controlling expenses and executing our share repurchase program;

•

the actual amount to be spent by us on investments in the business, which will be based in part on management’s assessment of competitive opportunities, our ability to control operating, infrastructure, advertising, promotion and rewards expenses, credit trends and changes in macroeconomic conditions;

•

uncertainty related to our ability to drive growth from discretionary investments, which will depend in part on our ability to develop and market value propositions that appeal to Card Members and new customers and on our ability to offer attractive services and rewards programs, as well as increasing competition, brand perceptions and reputation and ineffective or diminished investments by us;

•

changes affecting our ability or desire to repurchase up to $1.0 billion of our common shares in the first quarter of 2015, such as acquisitions, results of operations, capital needs and the amount of shares issued by us to employees upon the exercise of options, among other factors, which could significantly impact our capital ratios;

•

changes affecting our ability or desire to issue preferred shares during the first quarter of 2015, such as actions by bank regulatory agencies, capital needs, any reduction in our credit ratings, which could materially increase the cost and other terms of preferred shares, and market conditions, among other factors;

•

our funding plan for the full year 2015 being implemented in a manner inconsistent with current expectations, which will depend on various factors such as future business growth, the impact of global economic, political and other events on market capacity, demand for securities we offer, regulatory changes, ability to securitize and sell receivables and the performance of receivables previously sold in securitization transactions;

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

•

our ability to meet our on-average and over-time growth targets for revenues net of interest expense, EPS and ROE, which will depend on factors such as our success in implementing our strategies and business initiatives including growing our share of overall spending, addressing the loss of the Costco U.S. relationship, retaining and growing our other co-brand and other partner relationships, increasing merchant coverage, enhancing our prepaid offerings, expanding the GNS business and controlling expenses, and on factors outside management’s control including the willingness and ability of Card Members to sustain spending, the effectiveness of marketing and loyalty programs, regulatory and market pressures on pricing, credit trends, changes in foreign currency exchange and interest rates, and changes in general economic conditions, such as GDP growth, consumer confidence, unemployment and the housing market;

•

our ability to meet our on-average and over-time objective to return 50 percent of capital generated to shareholders through dividends and share repurchases, which will depend on factors such as approval of our capital plans by our regulators, the amount we spend on acquisitions, our results of operations and capital needs in any given period, and the amount of shares issued by us to employees upon the exercise of options;

•

uncertainty relating to the outcomes and costs associated with merchant class actions, including the success or failure of the settlement agreement, such as objections to the settlement agreement by plaintiffs and other parties and uncertainty and timing related to the approval of the settlement agreement by the Court, which can be impacted by appeals;

•

changes in global economic and business conditions, including consumer and business spending, the availability and cost of credit, unemployment and political conditions, all of which may significantly affect spending on American Express cards, delinquency rates, loan balances and other aspects of our business and results of operations;

•

changes in capital and credit market conditions, including sovereign creditworthiness, which may significantly affect our ability to meet our liquidity needs, expectations regarding capital and liquidity ratios, access to capital and cost of capital, including changes in interest rates; changes in market conditions affecting the valuation of our assets; or any reduction in our credit ratings or those of our subsidiaries, which could materially increase the cost and other terms of our funding, restrict our access to the capital markets or result in contingent payments under contracts;

•

litigation, such as class actions or proceedings brought by governmental and regulatory agencies (including the lawsuit filed against us by the U.S. Department of Justice and certain state attorneys general), that could result in (i) the imposition of behavioral remedies against us or us voluntarily making certain changes to our business practices, the effects of which in either case could have a material adverse impact on our business; (ii) the imposition of substantial monetary damages and penalties, disgorgement and restitution; and/or (iii) damage to our global reputation and brand;

•

legal and regulatory developments wherever we do business, including legislative and regulatory reforms in the U.S., such as the actions of the CFPB and Dodd-Frank’s stricter regulation of large, interconnected financial institutions, which could make fundamental changes to many of our business practices or materially affect our capital or liquidity requirements, results of operations, or ability to pay dividends or repurchase our stock; actions and potential future actions by the FDIC and credit rating agencies applicable to securitization trusts, which could impact our ABS program; or potential changes to the taxation of our businesses, the allowance of deductions for significant expenses, or the incidence of consumption taxes on our transactions, products and services;

•

changes in the substantial and increasing worldwide competition in the payments industry, including competitive pressure that may impact the prices we charge merchants that accept our cards, competition for co-brand relationships and the success of marketing, promotion or rewards programs;

•

changes in the financial condition and creditworthiness of our business partners, such as bankruptcies, restructurings or consolidations, involving merchants that represent a significant portion of our business, such as the airline industry, or our partners in GNS or financial institutions that we rely on for routine funding and liquidity, which could materially affect our financial condition or results of operations;

•

the impact of regulatory changes in the EU, including the introduction of price regulation, the elimination of honor all cards and “anti-steering” rules and requirements on granting access to our network, among other important changes, which will depend on various factors, including, but not limited to the actual final laws and regulations ultimately adopted in the EU and its Member States, including any exemptions and phase-in periods, our ability to adapt and change our business model to address regulatory requirements and competitive pressures, and our success in continuing to offer value propositions that potential partners, merchants and customers find attractive;

AMERICAN EXPRESS COMPANY

2014 FINANCIAL REVIEW

•

our ability to maintain and expand our presence in the digital payments space, including online and mobile channels, which will depend on our success in evolving our business models and processes for the digital environment, building partnerships and executing programs with companies, and utilizing digital capabilities that can be leveraged for future growth;

•

factors beyond our control such as fire, power loss, disruptions in telecommunications, severe weather conditions, natural disasters, health pandemics, terrorism, cyber-attacks or fraud, which could significantly affect spending on American Express cards, delinquency rates, loan balances and travel-related spending or disrupt our global network systems and ability to process transactions; and

•

the potential failure of the U.S. Congress to renew legislation regarding the active financing exception to Subpart F of the Internal Revenue Code, which could increase our effective tax rate and have an adverse impact on net income.

A further description of these uncertainties and other risks can be found in our Annual Report on Form 10-K for the year ended December 31, 2014 and our other reports filed with the Securities and Exchange Commission.

AMERICAN EXPRESS COMPANY

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (GAAP), and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).

Based on management’s assessment and those criteria, we conclude that, as of December 31, 2014, our internal control over financial reporting is effective.

PricewaterhouseCoopers LLP, our independent registered public accounting firm, has issued an attestation report appearing on the following page on the effectiveness of our internal control over financial reporting as of December 31, 2014.

AMERICAN EXPRESS COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AMERICAN EXPRESS COMPANY:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows and shareholders’ equity present fairly, in all material respects, the financial position of American Express Company and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

New York, New York

February 24, 2015

AMERICAN EXPRESS COMPANY

AMERICAN EXPRESS COMPANY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31 (Millions, except per share amounts)	2014	2013	2012

Revenues
Non-interest revenues
Discount revenue	$19,493	$18,695	$17,739
Net card fees	2,712	2,631	2,506
Travel commissions and fees	1,118	1,913	1,940
Other commissions and fees	2,508	2,414	2,317
Other	2,989	2,274	2,425

Total non-interest revenues	28,820	27,927	26,927

Interest income
Interest on loans	6,929	6,718	6,511
Interest and dividends on investment securities	179	201	246
Deposits with banks and other	71	86	97

Total interest income	7,179	7,005	6,854

Interest expense
Deposits	373	442	480
Long-term debt and other	1,334	1,516	1,746

Total interest expense	1,707	1,958	2,226

Net interest income	5,472	5,047	4,628

Total revenues net of interest expense	34,292	32,974	31,555

Provisions for losses
Charge card	792	648	601
Card member loans	1,138	1,115	1,030
Other	114	69	81

Total provisions for losses	2,044	1,832	1,712

Total revenues net of interest expense after provisions for losses	32,248	31,142	29,843

Expenses
Marketing, promotion, rewards and Card Member services	11,073	10,267	9,944
Salaries and employee benefits	6,095	6,191	6,597
Other, net	6,089	6,796	6,851

Total expenses	23,257	23,254	23,392

Pretax income	8,991	7,888	6,451
Income tax provision	3,106	2,529	1,969

Net income	$5,885	$5,359	$4,482

Earnings per Common Share – (Note 22)
Basic(a)	$5.58	$4.91	$3.91
Diluted	5.56	4.88	3.89

Average common shares outstanding for earnings per common share:
Basic	1,045	1,082	1,135
Diluted	1,051	1,089	1,141

(a)	Represents net income less earnings allocated to participating share awards of $46 million, $47 million and $49 million for the years ended December 31, 2014, 2013 and 2012, respectively.

See Notes to Consolidated Financial Statements.

AMERICAN EXPRESS COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31 (Millions)	2014	2013	2012

Net income	$5,885	$5,359	$4,482
Other comprehensive income (loss):
Net unrealized securities gains (losses), net of tax	33	(252)	27
Net unrealized derivatives gains, net of tax	—	—	1
Foreign currency translation adjustments, net of tax	(409)	(336)	(72)
Net unrealized pension and other postretirement benefit (losses) gains, net of tax	(117)	89	(7)

Other comprehensive loss	(493)	(499)	(51)

Comprehensive income	$5,392	$4,860	$4,431

See Notes to Consolidated Financial Statements.

AMERICAN EXPRESS COMPANY

CONSOLIDATED BALANCE SHEETS

December 31 (Millions, except per share data)	2014	2013

Assets
Cash and cash equivalents
Cash and due from banks	$2,628	$2,212
Interest-bearing deposits in other banks (includes securities purchased under resale agreements: 2014, $204; 2013, $143)	19,190	16,776
Short-term investment securities	470	498

Total cash and cash equivalents	22,288	19,486
Accounts receivable
Card Member receivables (includes gross receivables available to settle obligations of a consolidated variable interest entity: 2014, $7,025; 2013, $7,329 less reserves: 2014, $465; 2013, $386	44,386	43,777
Other receivables, less reserves: 2014, $61; 2013, $71	2,614	3,408
Loans
Card Member loans (includes gross loans available to settle obligations of a consolidated variable interest entity: 2014, $30,115; 2013, $31,245), less reserves: 2014, $1,201; 2013, $1,261	69,184	65,977
Other loans, less reserves: 2014, $12; 2013, $13	920	608
Investment securities	4,431	5,016
Premises and equipment, less accumulated depreciation and amortization: 2014, $6,270; 2013, $5,978	3,938	3,875
Other assets (includes restricted cash of consolidated variable interest entities: 2014, $64; 2013, $58)	11,342	11,228

Total assets	$159,103	$153,375

Liabilities and Shareholders’ Equity
Liabilities
Customer deposits	$44,171	$41,763
Travelers Cheques and other prepaid products	3,673	4,240
Accounts payable	11,300	10,615
Short-term borrowings (includes debt issued by consolidated variable interest entities: 2014, nil; 2013, $2,000)	3,480	5,021
Long-term debt (includes debt issued by consolidated variable interest entities: 2014, $19,516; 2013, $18,690)	57,955	55,330
Other liabilities	17,851	16,910

Total liabilities	$138,430	$133,879

Commitments and Contingencies (Note 13)
Shareholders’ Equity
Preferred shares, $1.66 2/3 par value, authorized 20 million shares; issued and outstanding 750 shares as of December 31, 2014 and nil as of December 31, 2013 (Note 17)	—	—
Common shares, $0.20 par value, authorized 3.6 billion shares; issued and outstanding 1,023 million shares as of December 31, 2014 and 1,064 million shares as of December 31, 2013	205	213
Additional paid-in capital	12,874	12,202
Retained earnings	9,513	8,507
Accumulated other comprehensive income (loss)
Net unrealized securities gains, net of tax of: 2014, $52; 2013, $33	96	63
Foreign currency translation adjustments, net of tax of: 2014, $(317); 2013, $(526)	(1,499)	(1,090)
Net unrealized pension and other postretirement benefit losses, net of tax of: 2014, $(223); 2013, $(177)	(516)	(399)

Total accumulated other comprehensive loss	(1,919)	(1,426)

Total shareholders’ equity	20,673	19,496

Total liabilities and shareholders’ equity	$159,103	$153,375

See Notes to Consolidated Financial Statements.

AMERICAN EXPRESS COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31 (Millions)	2014	2013	2012

Cash Flows from Operating Activities
Net income	$5,885	$5,359	$4,482
Adjustments to reconcile net income to net cash provided by operating activities:
Provisions for losses	2,044	1,832	1,712
Depreciation and amortization	1,012	1,020	991
Deferred taxes and other	(941)	(5)	496
Stock-based compensation	290	350	297
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Other receivables	(56)	(73)	153
Other assets	650	335	390
Accounts payable and other liabilities	2,594	88	(358)
Travelers Cheques and other prepaid products	(488)	(359)	(540)
Premium paid on debt exchange	—	—	(541)

Net cash provided by operating activities	10,990	8,547	7,082

Cash Flows from Investing Activities
Sales of available-for-sale investment securities	242	217	525
Maturities and redemptions of available-for-sale investment securities	1,116	1,292	1,562
Sales of other investments	990	—	—
Purchase of investments	(886)	(1,348)	(473)
Net increase in Card Member loans/receivables	(8,077)	(6,301)	(6,671)
Purchase of premises and equipment, net of sales: 2014, $3; 2013, $72; 2012, $3	(1,195)	(1,006)	(1,053)
Acquisitions/dispositions, net of cash acquired	(229)	(195)	(466)
Net decrease in restricted cash	72	72	31

Net cash used in investing activities	(7,967)	(7,269)	(6,545)

Cash Flows from Financing Activities
Net increase in customer deposits	2,459	1,195	2,300
Net (decrease) increase in short-term borrowings	(1,374)	1,843	(1,015)
Issuance of long-term debt	16,020	11,995	13,934
Principal payments on long-term debt	(12,768)	(14,763)	(14,076)
Issuance of American Express preferred shares	742	—	—
Issuance of American Express common shares	362	721	443
Repurchase of American Express common shares	(4,389)	(3,943)	(3,952)
Dividends paid	(1,041)	(939)	(902)

Net cash provided by (used in) financing activities	11	(3,891)	(3,268)

Effect of exchange rate changes on cash and cash equivalents	(232)	(151)	88

Net increase (decrease) in cash and cash equivalents	2,802	(2,764)	(2,643)
Cash and cash equivalents at beginning of year	19,486	22,250	24,893

Cash and cash equivalents at end of year	$22,288	$19,486	$22,250

Supplemental cash flow information
Non-cash financing activities
Charge related to impact of debt exchange on long-term debt	$—	$—	$439
Gain on business travel joint venture transaction	$630	$—	$—

See Notes to Consolidated Financial Statements.

AMERICAN EXPRESS COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Three Years Ended December 31, 2014 (Millions, except per share amounts)	Total	Preferred Shares	Common Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings

Balances as of December 31, 2011	$18,794	$—	$232	$12,217	$(876)	$7,221
Net income	4,482					4,482
Other comprehensive loss	(51)				(51)
Repurchase of common shares	(4,000)		(14)	(765)		(3,221)
Other changes, primarily employee plans	570		3	615		(48)
Cash dividends declared common, $0.80 per share	(909)					(909)

Balances as of December 31, 2012	18,886	—	221	12,067	(927)	7,525
Net income	5,359					5,359
Other comprehensive loss	(499)				(499)
Repurchase of common shares	(4,000)		(11)	(648)		(3,341)
Other changes, primarily employee plans	717		3	783		(69)
Cash dividends declared common, $0.89 per share	(967)					(967)

Balances as of December 31, 2013	19,496	—	213	12,202	(1,426)	8,507
Net income	5,885					5,885
Other comprehensive loss	(493)				(493)
Preferred shares issued	742			742
Repurchase of common shares	(4,378)		(10)	(604)		(3,764)
Other changes, primarily employee plans	476		2	534		(60)
Cash dividends declared common, $1.01 per share	(1,055)					(1,055)

Balances as of December 31, 2014	$20,673	$—	$205	$12,874	$(1,919)	$9,513

See Notes to Consolidated Financial Statements.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

American Express Company (the Company) is a global services company that provides customers with access to products, insights and experiences that enrich lives and build business success. The Company’s principal products and services are charge and credit payment card products and travel-related services offered to consumers and businesses around the world. After June 30, 2014, business travel-related services are offered through the non-consolidated joint venture, American Express Global Business Travel (GBT JV). Until June 30, 2014, the business travel operations were wholly owned. The Company also focuses on generating alternative sources of revenue on a global basis in areas such as online and mobile payments and fee-based services. The Company’s various products and services are sold globally to diverse customer groups, including consumers, small businesses, mid-sized companies and large corporations. These products and services are sold through various channels, including direct mail, online applications, targeted direct and third-party sales forces and direct response advertising.

PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements of the Company are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). Significant intercompany transactions are eliminated.

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

FOREIGN CURRENCY

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars based upon exchange rates prevailing at the end of each year. The resulting translation adjustments, along with any related qualifying hedge and tax effects, are included in accumulated other comprehensive income (loss) (AOCI), a component of shareholders’ equity. Translation adjustments, including qualifying hedge and tax effects, are reclassified to earnings upon the sale or substantial liquidation of investments in foreign operations. Revenues and expenses are translated at the average month-end exchange rates during the year. Gains and losses related to transactions in a currency other than the functional currency, including operations outside the U.S. where the functional currency is the U.S. dollar, are reported net in the Company’s Consolidated Statements of Income, in other non-interest revenue, interest income, interest expense, or other expenses, depending on the nature of the activity. Net foreign currency transaction gains amounted to approximately $44 million, $108 million and $120 million in 2014, 2013 and 2012, respectively.

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

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TOTAL REVENUES NET OF INTEREST EXPENSE

Discount Revenue

Discount revenue represents the amount earned by the Company on transactions occurring at merchants with which the Company, or a Global Network Services (GNS) partner, has entered into card acceptance agreements for facilitating transactions between the merchants and the Company’s Card Members. The discount fee generally is deducted from the payment to the merchant and recorded as discount revenue at the time the charge is captured.

Net Card Fees

Card fees, net of direct card acquisition costs and a reserve for projected membership cancellations, are deferred and recognized on a straight-line basis over the 12-month card membership period as Net Card Fees in the Consolidated Statements of Income. The unamortized net card fee balance is reported net in Other Liabilities on the Consolidated Balance Sheets (refer to Note 10).

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

Other Commissions and Fees

Other commissions and fees include foreign currency conversion fees, Card Member delinquency fees, service fees and other card-related assessments, which are recognized primarily in the period in which they are charged to the Card Member (refer to Note 19). In addition, service fees are also earned from other customers (e.g., merchants) for a variety of services and are recognized when the service is performed, which is generally in the period the fee is charged. Also included are fees related to the Company’s Membership Rewards program, which are deferred and recognized over the period covered by the fee. The unamortized Membership Rewards fee balance is included in Other Liabilities on the Consolidated Balance Sheets (refer to Note 10).

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

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

OTHER SIGNIFICANT ACCOUNTING POLICIES

The following table identifies the Company’s other significant accounting policies, the Note and page where the Note can be found.

Significant Accounting Policy	Note Number	Note Title	Page

Accounts Receivable	Note 3	Accounts Receivable and Loans	Page 79
Loans	Note 3	Accounts Receivable and Loans	Page 79
Reserves for Losses	Note 4	Reserves for Losses	Page 84
Investment Securities	Note 5	Investment Securities	Page 86
Asset Securitizations	Note 6	Asset Securitizations	Page 88
Goodwill and Other Intangible Assets	Note 7	Other Assets	Page 89
Membership Rewards	Note 10	Other Liabilities	Page 95
Stock-based Compensation	Note 11	Stock Plans	Page 95
Retirement Plans	Note 12	Retirement Plans	Page 98
Legal Contingencies	Note 13	Commitments and Contingencies	Page 98
Derivative Financial Instruments and Hedging Activities	Note 14	Derivatives and Hedging Activities	Page 100
Fair Value Measurements	Note 15	Fair Values	Page 104
Income Taxes	Note 21	Income Taxes	Page 113
Regulatory Matters and Capital Adequacy	Note 23	Regulatory Matters and Capital Adequacy	Page 116
Reportable Operating Segments	Note 25	Reportable Operating Segments and Geographic Operations	Page 118

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting Standards Update (ASU) No. 2014-09, Revenue Recognition (Topic 606): Revenue from Contracts with Customers was issued on May 28, 2014. The guidance establishes the principles to apply to determine the amount and timing of revenue recognition, specifying the accounting for certain costs related to revenue, and requiring additional disclosures about the nature, amount, timing and uncertainty of revenues and related cash flows. The guidance supersedes most of the current revenue recognition requirements, and will be effective January 1, 2017. The Company is currently evaluating the impact this guidance, including the method of implementation, will have on its financial position, results of operations and cash flows, among other items.

ASU No. 2014-01, Investments – Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects was issued on January 15, 2014. Provided certain conditions are met, this standard permits entities to account for investments in qualified affordable housing projects using the proportional amortization method, which results in amortizing the initial cost of the investment in proportion to the tax credits and other tax benefits received, and recognizing the net investment performance in the income statement as a component of income tax expense. Additionally, the standard requires new disclosures about all investments in qualified affordable housing projects irrespective of the method used to account for the investments. The standard, which is to be retrospectively applied, is effective January 1, 2015, and if adopted is not expected to have a material impact on the Company’s financial position or results of operations upon adoption.

CLASSIFICATION OF VARIOUS ITEMS

Certain reclassifications of prior period amounts have been made to conform to the current period presentation. These reclassifications did not have a material impact on the Company’s financial position, results of operations or cash flows.

NOTE 2

ACQUISITIONS AND DIVESTITURES

GLOBAL BUSINESS TRAVEL

On June 30, 2014, the Company completed a transaction to establish a non-consolidated joint venture, GBT JV, comprising the former Global Business Travel (GBT) operations of the Company and an external cash investment. Historically, the Company reported the GBT operations within the Global Commercial Services (GCS) segment. The Company has retained a 50 percent ownership interest in the GBT JV with an estimated fair value of that interest of approximately $900 million, which is accounted for as an equity method investment effective June 30, 2014 and reported in other assets within the Consolidated Balance Sheet. In exchange for a cash contribution of $900 million paid into the GBT JV, an unrelated investor group holds the remaining 50 percent ownership interest. The investor group’s cash contribution provides the primary basis for the Company’s determination of the estimated fair value of its 50 percent ownership interest at June 30, 2014.

As a result of this transaction, the Company deconsolidated the GBT net assets and for the year ended December 31, 2014, recognized a net gain of $630 million ($412 million after-tax), as a reduction to other expense. The Company recognized $626 million ($409 million after-tax) in the second quarter and subsequently recognized the remaining closing-related amounts in the third and fourth quarters. Prior to the deconsolidation, the carrying amount of GBT’s assets and liabilities were not material to the Company’s financial position.

The GBT JV operates under the “American Express Global Business Travel” brand, pursuant to a trademark license agreement provided by the Company. The Company has also entered into a transition services agreement and certain other operating agreements with the GBT JV, pursuant to which the Company and the GBT JV provide one another with certain services and that result in related-party receivables and payables. There was no material impact to the Company during the year ended December 31, 2014, related to the GBT JV’s results of operations or the Company’s agreements with the GBT JV.

LOYALTY PARTNER

In conjunction with the March 1, 2011 acquisition of a controlling interest in Loyalty Partner, the Company had an option to acquire the remaining non-controlling equity interest (NCI) in the future. In November 2013, the Company entered into an agreement to extinguish a portion of the NCI in its Loyalty Partner subsidiary, in exchange for a cash payment of $132 million and to convert the remaining NCI to an option that is accounted for as a long-term liability with an initial value of $121 million. The Company reduced equity by $107 million in connection with this agreement.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3

ACCOUNTS RECEIVABLE AND LOANS

The Company’s charge and lending payment card products result in the generation of Card Member receivables and Card Member loans, respectively.

CARD MEMBER AND OTHER RECEIVABLES

Card Member receivables, representing amounts due on charge card products, are recorded at the time a Card Member enters into a point-of-sale transaction with a merchant. Each charge card transaction is authorized based on its likely economics, a Card Member’s most recent credit information and spend patterns. Additionally, global spend limits are established to limit the maximum exposure for the Company.

Charge Card Members generally must pay the full amount billed each month. Card Member receivable balances are presented on the Consolidated Balance Sheets net of reserves for losses (refer to Note 4), and include principal and any related accrued fees.

Accounts receivable by segment as of December 31, 2014 and 2013 consisted of:

(Millions)	2014	2013

U.S. Card Services(a)	$22,468	$21,842
International Card Services	7,653	7,771
Global Commercial Services(b)	14,583	14,391
Global Network & Merchant Services(c)	147	159

Card Member receivables(d)	44,851	44,163
Less: Reserve for losses	465	386

Card Member receivables, net	$44,386	$43,777

Other receivables, net(e)	$2,614	$3,408

(a)	Includes $7.0 billion and $7.3 billion of gross Card Member receivables available to settle obligations of a consolidated VIE as of December 31, 2014 and 2013, respectively.
(b)	Includes $636 million and $836 million due from airlines, of which Delta Air Lines (Delta) comprises $606 million and $628 million as of December 31, 2014 and 2013, respectively.
(c)	Includes receivables primarily related to the Company’s International Currency Card portfolios.
(d)	Includes approximately $13.3 billion and $13.8 billion of Card Member receivables outside the U.S. as of December 31, 2014 and 2013, respectively.
(e)	Other receivables primarily represent amounts related to (i) certain merchants for billed discount revenue and (ii) GNS partner banks for items such as royalty and franchise fees. Additionally, for 2013, the balance also included purchased GNS joint venture receivables. Other receivables are presented net of reserves for losses of $61 million and $71 million as of December 31, 2014 and 2013, respectively.

CARD MEMBER AND OTHER LOANS

Card Member loans, representing revolving amounts due on lending card products, are recorded at the time a Card Member enters into a point-of-sale transaction with a merchant, as well as amounts due from charge Card Members who utilize the lending-on-charge feature on their account and elect to revolve a portion of the outstanding balance by entering into a revolving payment arrangement with the Company. These loans have a range of terms such as credit limits, interest rates, fees and payment structures, which can be revised over time based on new information about Card Members and in accordance with applicable regulations and the respective product’s terms and conditions. Card Members holding revolving loans are typically required to make monthly payments based on pre-established amounts. The amounts that Card Members choose to revolve are subject to finance charges.

Card Member loans are presented on the Consolidated Balance Sheets net of reserves for losses (refer to Note 4), and include principal, accrued interest and fees receivable. The Company’s policy generally is to cease accruing interest on a Card Member loan at the time the account is written off, and establish reserves for interest that the Company believes will not be collected.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loans by segment as of December 31, 2014 and 2013 consisted of:

(Millions)	2014	2013

U.S. Card Services(a)	$62,592	$58,395
International Card Services	7,744	8,790
Global Commercial Services	49	53

Card Member loans	70,385	67,238
Less: Reserve for losses	1,201	1,261

Card Member loans, net	$69,184	$65,977

Other loans, net(b)	$920	$608

(a)	Includes approximately $30.1 billion and $31.2 billion of gross Card Member loans available to settle obligations of a consolidated VIE as of December 31, 2014 and 2013, respectively.
(b)	Other loans primarily represent loans to merchants and a store card loan portfolio. Other loans are presented net of reserves for losses of $12 million and $13 million as of December 31, 2014 and 2013, respectively.

CARD MEMBER LOANS AND CARD MEMBER RECEIVABLES AGING

Generally, a Card Member account is considered past due if payment is not received within 30 days after the billing statement date. The following table presents the aging of Card Member loans and receivables as of December 31, 2014 and 2013:

2014 (Millions)	Current		30-59 Days Past Due		60-89 Days Past Due		90+ Days Past Due	Total

Card Member Loans:
U.S. Card Services	$61,995		$179		$128		$290	$62,592
International Card Services	7,621		39		27		57	7,744
Card Member Receivables:
U.S. Card Services	$22,096		$129		$72		$171	$22,468
International Card Services(a)	7,557		29		20		47	7,653
Global Commercial Services	(b	)	(b	)	(b	)	120	14,583

2013 (Millions)	Current		30-59 Days Past Due		60-89 Days Past Due		90+ Days Past Due	Total

Card Member Loans:
U.S. Card Services	$57,772		$183		$134		$306	$58,395
International Card Services	8,664		43		28		55	8,790
Card Member Receivables:
U.S. Card Services	$21,488		$125		$69		$160	$21,842
International Card Services	(b	)	(b	)	(b	)	83	7,771
Global Commercial Services	(b	)	(b	)	(b	)	132	14,391

(a)	Beginning in the first quarter 2014, as a result of system enhancements, delinquency data is now available and presented on a prospective basis for the indicated aging categories. Comparable data for prior periods is not available. For risk management purposes, the Company has historically utilized 90 days past billing for the International Card Services (ICS) segment, as described below in (b).
(b)	Delinquency data for periods other than 90 days past billing is not available due to system constraints. Therefore, such data has not been utilized for risk management purposes. The balances that are current to 89 days past due can be derived as the difference between the Total and the 90+ Days Past Due balances. For Card Member receivables in GCS as of December 31, 2014 and ICS and GCS as of December 31, 2013, delinquency data is tracked based on days past billing status rather than days past due. A Card Member account is considered 90 days past billing if payment has not been received within 90 days of the Card Member’s billing statement date. In addition, if the Company initiates collection procedures on an account prior to the account becoming 90 days past billing, the associated Card Member receivable balance is classified as 90 days past billing. These amounts are shown above as 90+ Days Past Due for presentation purposes.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CREDIT QUALITY INDICATORS FOR CARD MEMBER LOANS AND RECEIVABLES

The following tables present the key credit quality indicators as of or for the years ended December 31:

	2014			2013

	Net Write-Off Rate			Net Write-Off Rate

	Principal Only(a)	Principal, Interest, & Fees(a)	30 Days Past Due as a % of Total	Principal Only(a)	Principal, Interest, & Fees(a)	30 Days Past Due as a % of Total

Card Member Loans:
U.S. Card Services	1.5%	1.7%	1.0%	1.8%	2.0%	1.1%
International Card Services(b)	2.0%	2.4%	1.6%	1.9%	2.3%	1.4%
Card Member Receivables:
U.S. Card Services	1.6%	1.8%	1.7%	1.7%	1.9%	1.6%
International Card Services(b)	1.9%	2.1%	1.3%	(c )	(c )	(c)

			2014		2013

			Net Loss Ratio as a % of Charge Volume	90 Days Past Billing as a % of Receivables	Net Loss Ratio as a % of Charge Volume	90 Days Past Billing as a % of Receivables

Card Member Receivables:
International Card Services			(c )	(c )	0.20%	1.1%
Global Commercial Services			0.09%	0.8%	0.08%	0.9%

(a)	The Company presents a net write-off rate based on principal losses only (i.e., excluding interest and/or fees) to be consistent with industry convention. In addition, because the Company considers uncollectible interest and/or fees in estimating its reserves for credit losses, a net write-off rate including principal, interest and/or fees is also presented.
(b)	Beginning in 2014, write-offs for certain installment loan products have been reclassified from Card Member receivables to Card Member loans. Prior period write-offs have not been reclassified.
(c)	Historically, net loss ratio as a % of charge volume and 90 days past billings as a % of receivables were presented. Beginning in the first quarter 2014, as a result of system enhancements, 30 days past due as a % of total, net write-off rate (principal only) and Net write-off rate (principal and fees) have been presented.

Refer to Note 4 for additional indicators, including external environmental qualitative factors, management considers in its monthly evaluation process for reserves for losses.

IMPAIRED CARD MEMBER LOANS AND RECEIVABLES

Impaired loans and receivables are individual larger balance or homogeneous pools of smaller balance loans and receivables for which it is probable that the Company will be unable to collect all amounts due according to the original contractual terms of the Card Member agreement. The Company considers impaired loans and receivables to include: (i) loans over 90 days past due still accruing interest, (ii) non-accrual loans and (iii) loans and receivables modified as troubled debt restructurings (TDRs).

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

Such modifications to the loans and receivables primarily include (i) temporary interest rate reductions (possibly as low as zero percent, in which case the loan is characterized as non-accrual in the Company’s TDR disclosures), (ii) placing the Card Member on a fixed payment plan not to exceed 60 months and (iii) suspending delinquency fees until the Card Member exits the modification program. Upon entering the modification program, the Card Member’s ability to make future purchases is either cancelled or in certain cases suspended until the Card Member successfully exits the modification program. In accordance with the modification agreement with the Card Member, loans may revert back to the original contractual terms (including the contractual interest rate) when the Card Member exits the modification program, which is (i) when all payments have been made in accordance with the modification agreement or, (ii) when the Card Member defaults out of the modification program. The Company establishes a reserve for Card Member interest charges and fees considered to be uncollectible.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The following table provides additional information with respect to the Company’s impaired Card Member loans, which are not significant for GCS, and Card Member receivables, which are not significant for ICS and GCS, as of or for the years ended December 31:

	As of December 31, 2014						For the Year Ended December 31, 2014

2014 (Millions)	Loans over 90 Days Past Due & Accruing Interest(a)	Non- Accrual Loans(b)	Loans & Receivables Modified as a TDR(c)	Total Impaired Loans & Receivables	Unpaid Principal Balance(d)	Allowance for TDRs(e)	Average Balance of Impaired Loans	Interest Income Recognized

Card Member Loans:
U.S. Card Services	$161	$241	$286	$688	$646	$67	$750	$49
International Card Services	57	—	—	57	56	—	62	16
Card Member Receivables:
U.S. Card Services	—	—	48	48	48	35	47	—

Total	$218	$241	$334	$793	$750	$102	$859	$65

	As of December 31, 2013						For the Year Ended December 31, 2013

2013 (Millions)	Loans over 90 Days Past Due & Accruing Interest(a)	Non- Accrual Loans(b)	Loans & Receivables Modified as a TDR(c)	Total Impaired Loans & Receivables	Unpaid Principal Balance(d)	Allowance for TDRs(e)	Average Balance of Impaired Loans	Interest Income Recognized

Card Member Loans:
U.S. Card Services(f)	$167	$294	$351	$812	$775	$78	$948	$46
International Card Services	54	4	5	63	62	—	67	16
Card Member Receivables:
U.S. Card Services	—	—	50	50	49	38	81	—

Total	$221	$298	$406	$925	$886	$116	$1,096	$62

	As of December 31, 2012						For the Year Ended December 31, 2012

2012 (Millions)	Loans over 90 Days Past Due & Accruing Interest(a)	Non- Accrual Loans(b)	Loans & Receivables Modified as a TDR(c)	Total Impaired Loans & Receivables	Unpaid Principal Balance(d)	Allowance for TDRs(e)	Average Balance of Impaired Loans	Interest Income Recognized

Card Member Loans:
U.S. Card Services	$73	$426	$627	$1,126	$1,073	$152	$1,221	$47
International Card Services	59	5	6	70	69	1	75	16
Card Member Receivables:
U.S. Card Services	—	—	117	117	111	91	135	—

Total	$132	$431	$750	$1,313	$1,253	$244	$1,431	$63

(a)	The Company’s policy is generally to accrue interest through the date of write-off (i.e. 180 days past due). The Company establishes reserves for interest that the Company believes will not be collected. Amounts presented exclude loans modified as a TDR.
(b)	Non-accrual loans not in modification programs include certain Card Member loans placed with outside collection agencies for which the Company has ceased accruing interest.
(c)	Total loans and receivables modified as a TDR includes $34 million, $43 million and $320 million that are non-accrual and $26 million, $29 million and $6 million that are past due 90 days and still accruing interest as of December 31, 2014, 2013 and 2012, respectively.
(d)	Unpaid principal balance consists of Card Member charges billed and excludes other amounts charged directly by the Company such as interest and fees.
(e)	Represents the reserve for losses for TDRs, which are evaluated individually for impairment. The Company records a reserve for losses for all impaired loans. Refer to Card Member Loans Evaluated Individually and Collectively for Impairment in Note 4 for further disclosures regarding the reserve for losses on loans over 90 days past due and accruing interest and non-accrual loans, which are evaluated collectively for impairment.
(f)	For the year 2013, certain amounts and their related reserves have been reclassified between Non-Accrual Loans & Receivables Modified as TDR.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CARD MEMBER LOANS AND RECEIVABLES MODIFIED AS TDRS

The following table provides additional information with respect to the U.S. Card Services (USCS) Card Member loans and receivables modified as TDRs for the years ended December 31. The ICS and GCS Card Member loans and receivables modifications were not significant.

2014	Number of Accounts (in thousands)	Outstanding Balances(a,b) ($ in millions)	Average Interest Rate Reduction (% points)		Average Payment Term Extensions (# of months)

Troubled Debt Restructurings:
Card Member Loans	46	$342	10		(c)
Card Member Receivables	15	176	(c	)	12

Total	61	$518

2013	Number of Accounts (in thousands)	Outstanding Balances(a,b) ($ in millions)	Average Interest Rate Reduction (% points)		Average Payment Term Extensions (# of months)

Troubled Debt Restructurings:
Card Member Loans	60	$448	10		(c)
Card Member Receivables	20	247	(c	)	12

Total	80	$695

2012	Number of Accounts (in thousands)	Outstanding Balances(a,b) ($ in millions)	Average Interest Rate Reduction (% points)		Average Payment Term Extensions (# of months)

Troubled Debt Restructurings:
Card Member Loans	106	$779	12		(c)
Card Member Receivables	37	425	(c	)	13

Total	143	$1,204

(a)	Represents the outstanding balance immediately prior to modification. In certain modifications, the principal balance was reduced in the aggregate amount of $4 million and $24 million for the years ended December 31, 2013 and 2012, respectively. Modifications did not reduce the aggregate principal balance for the year ended December 31, 2014.
(b)	The outstanding balance includes principal, fees and accrued interest on Card Member loans and principal and fees on Card Member receivables.
(c)	For Card Member loans, there have been no payment term extensions. The Company does not offer interest rate reduction programs for Card Member receivables as the receivables are non-interest bearing.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides information for the years ended December 31, 2014, 2013 and 2012, with respect to the USCS Card Member loans and receivables modified as TDRs that subsequently defaulted within 12 months of modification. A Card Member is considered in default from a modification program after one and up to two consecutive missed payments, depending on the terms of the modification program. For all Card Members that defaulted from a modification program, the probability of default is factored into the reserves for Card Member loans and receivables. The defaulted ICS Card Member loan and receivable modifications were not significant.

2014 (Accounts in thousands, Dollars in millions)	Number of Accounts	Aggregated Outstanding Balances Upon Default(a)

Troubled Debt Restructurings That Subsequently Defaulted:
Card Member Loans	10	$85
Card Member Receivables	3	44

Total	13	$129

2013 (Accounts in thousands, Dollars in millions)	Number of Accounts	Aggregated Outstanding Balances Upon Default(a)

Troubled Debt Restructurings That Subsequently Defaulted:
Card Member Loans	18	$159
Card Member Receivables	3	38

Total	21	$197

2012 (Accounts in thousands, Dollars in millions)	Number of Accounts	Aggregated Outstanding Balances Upon Default(a)

Troubled Debt Restructurings That Subsequently Defaulted:
Card Member Loans	23	$182
Card Member Receivables	1	37

Total	24	$219

(a)	The outstanding balance includes principal, fees, and accrued interest on Card Member loans and principal and fees on Card Member receivables.

NOTE 4

RESERVES FOR LOSSES

Reserves for losses relating to Card Member loans and receivables represent management’s best estimate of the probable inherent losses in the Company’s outstanding portfolio of loans and receivables, as of the Balance Sheet date. Management’s evaluation process requires certain estimates and judgments.

Reserves for losses are primarily based upon statistical and analytical models that analyze portfolio performance and reflect management’s judgment regarding the quantitative components of the reserve. The models take into account several factors, including delinquency based loss migration rates, loss emergence periods and average losses and recoveries over an appropriate historical period. Management considers whether to adjust the quantitative reserves for certain external and internal qualitative factors, which may increase or decrease the reserves for losses on Card Member loans and receivables. External factors include employment, spend, sentiment, housing and credit, and changes in the legal and regulatory environment while internal factors include increased risk in certain portfolios, impact of risk management initiatives, changes in underwriting requirements and overall process stability. As part of this evaluation process, management also considers various reserve coverage metrics, such as reserves as a percentage of past due amounts, reserves as a percentage of Card Member receivables or loans and net write-off coverage ratios.

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

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CHANGES IN CARD MEMBER RECEIVABLES RESERVE FOR LOSSES

The following table presents changes in the Card Member receivables reserve for losses for the years ended December 31:

(Millions)	2014	2013	2012

Balance, January 1	$386	$428	$438
Provisions(a)	792	648	601
Net write-offs(b)	(683)	(669)	(640)
Other(c)	(30)	(21)	29

Balance, December 31	$465	$386	$428

(a)	Provisions for principal (resulting from authorized transactions) and fee reserve components.
(b)	Consists of principal (resulting from authorized transactions) and fee components, less recoveries of $358 million, $402 million and $383 million, including net write-offs from TDRs of $15 million, $12 million and $87 million, for the years ended December 31, 2014, 2013 and 2012, respectively.
(c)	Beginning in the first quarter 2014, reserves for card-related fraud losses of $(7) million are included in Other liabilities. Also includes foreign currency translation adjustments of $(15) million, $(4) million and $2 million for the years ended December 31, 2014, 2013 and 2012, respectively; a reclassification of Card Member bankruptcy reserves of $18 million from Other liabilities to credit reserves in 2012 only and other items of $(8) million, $(17) million and $9 million for the years ended December 31, 2014, 2013 and 2012, respectively.

CARD MEMBER RECEIVABLES EVALUATED INDIVIDUALLY AND COLLECTIVELY FOR IMPAIRMENT

The following table presents Card Member receivables evaluated individually and collectively for impairment and related reserves as of December 31:

(Millions)	2014	2013	2012

Card Member receivables evaluated individually for impairment(a)	$48	$50	$117
Related reserves(a)	$35	$38	$91

Card Member receivables evaluated collectively for impairment	$44,803	$44,113	$42,649
Related reserves(b)	$430	$348	$337

(a)	Represents receivables modified in a TDR and related reserves. Refer to the Impaired Card Member Loans and Receivables discussion in Note 3 for further information.
(b)	The reserves include the quantitative results of analytical models that are specific to individual pools of receivables and reserves for internal and external qualitative risk factors that apply to receivables that are collectively evaluated for impairment.

CHANGES IN CARD MEMBER LOANS RESERVE FOR LOSSES

The following table presents changes in the Card Member loans reserve for losses for the years ended December 31:

(Millions)	2014	2013	2012

Balance, January 1	$1,261	$1,471	$1,874
Provisions(a)	1,138	1,115	1,030
Net write-offs
Principal(b)	(1,023)	(1,141)	(1,280)
Interest and fees(b)	(164)	(150)	(157)
Other(c)	(11)	(34)	4

Balance, December 31	$1,201	$1,261	$1,471

(a)	Provisions for principal (resulting from authorized transactions), interest and fee reserves components.
(b)	Consists of principal write-offs (resulting from authorized transactions), less recoveries of $428 million, $452 million and $493 million, including net write-offs from TDRs of $(10) million, $(1) million and $25 million, for the years ended December 31, 2014, 2013 and 2012, respectively. Recoveries of interest and fees were de minimis.
(c)	Beginning in the first quarter 2014, reserves for card-related fraud losses of $(6) million are included in Other liabilities. Also includes foreign currency translation adjustments of $(17) million, $(12) million and $7 million for the years ended December 31, 2014, 2013 and 2012, respectively, a reclassification of Card Member bankruptcy reserves of $4 million from Other liabilities to credit reserves in 2012 only and other items of $12 million, $(22) million and $(7) million for the years ended December 31, 2014, 2013 and 2012, respectively.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CARD MEMBER LOANS EVALUATED INDIVIDUALLY AND COLLECTIVELY FOR IMPAIRMENT

The following table presents Card Member loans evaluated individually and collectively for impairment and related reserves as of December 31:

(Millions)	2014	2013	2012

Card Member loans evaluated individually for impairment(a)	$286	$356	$633
Related reserves(a)	$67	$78	$153

Card Member loans evaluated collectively for impairment(b)	$70,100	$66,882	$64,596
Related reserves(b)	$1,134	$1,183	$1,318

(a)	Represents loans modified in a TDR and related reserves. Refer to the Impaired Card Member Loans and Receivables discussion in Note 3 for further information.
(b)	Represents current loans and loans less than 90 days past due, loans over 90 days past due and accruing interest, and non-accrual loans. The reserves include the quantitative results of analytical models that are specific to individual pools of loans and reserves for internal and external qualitative risk factors that apply to loans that are collectively evaluated for impairment.

NOTE 5

INVESTMENT SECURITIES

Investment securities include debt and equity securities that the Company classifies as available-for-sale. The Company’s investment securities, principally debt securities, are carried at fair value on the Consolidated Balance Sheets with unrealized gains (losses) recorded in AOCI, net of income taxes. Realized gains and losses are recognized in results of operations upon disposition of the securities using the specific identification method on a trade date basis. Refer to Note 15 for a description of the Company’s methodology for determining the fair value of investment securities.

The following is a summary of investment securities as of December 31:

	2014				2013				2012

Description of Securities (Millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Estimated Fair Value

State and municipal obligations	$3,366	$129	$(2)	$3,493	$4,060	$54	$(79)	$4,035	$4,474
U.S. Government agency obligations	3	—	—	3	3	—	—	3	3
U.S. Government treasury obligations	346	4	—	350	318	3	(1)	320	338
Corporate debt securities	37	3	—	40	43	3	—	46	79
Mortgage-backed securities(a)	128	8	—	136	160	5	(1)	164	224
Equity securities(b)	—	1	—	1	29	95	—	124	296
Foreign government bonds and obligations	350	9	—	359	272	5	(1)	276	149
Other(c)	50	—	(1)	49	50	—	(2)	48	51

Total	$4,280	$154	$(3)	$4,431	$4,935	$165	$(84)	$5,016	$5,614

(a)	Represents mortgage-backed securities guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae.
(b)	Primarily represents the Company’s investment in the Industrial and Commercial Bank of China (ICBC) as of December 31, 2013 and 2012.
(c)	Other comprises investments in various mutual funds.

The following table provides information about the Company’s investment securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31:

	2014				2013

	Less than 12 months		12 months or more		Less than 12 months		12 months or more

Description of Securities (Millions)	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
State and municipal obligations	$—	$—	$72	$(2)	$1,320	$(63)	$106	$(16)
Foreign government bonds and obligations	—	—	—	—	208	(1)	—	—
U.S. Government treasury obligations	—	—	—	—	166	(1)	—	—
Mortgage-backed securities	—	—	—	—	35	(1)	—	—
Other	—	—	33	(1)	30	(1)	17	(1)

Total	$—	$—	$105	$(3)	$1,759	$(67)	$123	$(17)

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the gross unrealized losses due to temporary impairments by ratio of fair value to amortized cost as of December 31:

	Less than 12 months			12 months or more			Total

Ratio of Fair Value to Amortized Cost (Dollars in millions)	Number of Securities	Estimated Fair Value	Gross Unrealized Losses	Number of Securities	Estimated Fair Value	Gross Unrealized Losses	Number of Securities	Estimated Fair Value	Gross Unrealized Losses

2014:
90%–100%	—	$—	$—	15	$105	$(3)	15	$105	$(3)

Total as of December 31, 2014	—	$—	$—	15	$105	$(3)	15	$105	$(3)

2013:
90%–100%	228	$1,665	$(53)	6	$24	$(2)	234	$1,689	$(55)
Less than 90%	13	94	(14)	5	99	(15)	18	193	(29)

Total as of December 31, 2013	241	$1,759	$(67)	11	$123	$(17)	252	$1,882	$(84)

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

SUPPLEMENTAL INFORMATION

Contractual maturities and weighted average yields for investment securities, excluding equity securities and other securities, as of December 31, 2014 were as follows:

(Millions)	Due within 1 year	Due after 1 year but within 5 years	Due after 5 years but within 10 years	Due after 10 years	Total

State and municipal obligations(a)	$182	$74	$233	$3,004	$3,493
U.S. Government agency obligations	—	—	—	3	3
U.S. Government treasury obligations	66	264	8	12	350
Corporate debt securities	6	34	—	—	40
Mortgage-backed securities(a)	—	2	—	134	136
Foreign government bonds and obligations	307	7	—	45	359

Total Estimated Fair Value	$561	$381	$241	$3,198	4,381
Total Cost	$560	$374	$225	$3,071	4,230
Weighted average yields(b)(c)	2.50%	2.07%	6.71%	6.81%

(a)	The expected payments on state and municipal obligations and mortgage-backed securities may not coincide with their contractual maturities because the issuers have the right to call or prepay certain obligations.
(b)	Average yields for investment securities have been calculated using the effective yield on the date of purchase.
(c)	Yields on tax-exempt investment securities have been computed on a tax-equivalent basis using the U.S. federal statutory tax rate of 35 percent.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6

ASSET SECURITIZATIONS

The Company periodically securitizes Card Member receivables and loans arising from its card business through the transfer of those assets to securitization trusts. The trusts then issue securities to third-party investors, collateralized by the transferred assets.

Card Member receivables are transferred to the American Express Issuance Trust II (the Charge Trust). Card Member loans are transferred to the American Express Credit Account Master Trust (the Lending Trust). The Charge Trust and the Lending Trust are consolidated by American Express Travel Related Services Company, Inc. (TRS), which is a consolidated subsidiary of the Company. The trusts are considered VIEs as they have insufficient equity at risk to finance their activities, which are to issue securities that are collateralized by the underlying Card Member receivables and loans. Details on the principles of consolidation can be found in the summary of significant accounting policies (refer to Note 1).

TRS, in its role as servicer of the Charge Trust and the Lending Trust, has the power to direct the most significant activity of the trusts, which is the collection of the underlying Card Member receivables and loans in the trusts. In addition, TRS, excluding its consolidated subsidiaries, owns approximately $1.2 billion of subordinated securities issued by the Lending Trust as of December 31, 2014. These subordinated securities have the obligation to absorb losses of the Lending Trust and provide the right to receive benefits from the Lending Trust, both of which are significant to the VIE. TRS’ role as servicer for the Charge Trust does not provide it with a significant obligation to absorb losses or a significant right to receive benefits. However, TRS’ position as the parent company of the entities that transferred the receivables to the Charge Trust makes it the party most closely related to the Charge Trust. Based on these considerations, TRS is the primary beneficiary of both the Charge Trust and the Lending Trust.

The debt securities issued by the Charge Trust and the Lending Trust are non-recourse to the Company. Securitized Card Member receivables and loans held by the Charge Trust and the Lending Trust are available only for payment of the debt securities or other obligations issued or arising in the securitization transactions (refer to Note 3). The long-term debt of each trust is payable only out of collections on their respective underlying securitized assets (refer to Note 9).

The following table presents the restricted cash held by the Charge Trust and the Lending Trust as of December 31, 2014 and 2013, included in Other Assets on the Company’s Consolidated Balance Sheets:

(Millions)	2014	2013

Charge Trust	$2	$2
Lending Trust	62	56

Total	$64	$58

These amounts relate to collections of Card Member receivables and loans to be used by the trusts to fund future expenses and obligations, including interest paid on investor securities, credit losses and upcoming debt maturities.

Under the respective terms of the Charge Trust and the Lending Trust agreements, the occurrence of certain triggering events associated with the performance of the assets of each trust could result in payment of trust expenses, establishment of reserve funds, or, in a worst-case scenario, early amortization of investor certificates. During the year ended December 31, 2014, no such triggering events occurred.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7

OTHER ASSETS

The following is a summary of other assets as of December 31:

(Millions)	2014	2013

Goodwill	$3,024	$3,198
Deferred tax assets, net(a)	2,110	2,443
Prepaid expenses(b)	1,626	1,998
Other intangible assets, at amortized cost	854	817
Derivative assets(a)	711	329
Restricted cash(c)	384	486
Other	2,633	1,957

Total	$11,342	$11,228

(a)	Refer to Notes 21 and 14 for a discussion of deferred tax assets, net and derivative assets, respectively, as of December 31, 2014 and 2013. Derivative assets reflect the impact of master netting agreements. For 2014, $96 million of foreign deferred tax liabilities is reflected in Other Liabilities.
(b)	Includes prepaid miles and reward points acquired primarily from airline partners of approximately $1.1 billion and $1.5 billion as of December 31, 2014 and 2013, respectively, including approximately $0.6 billion and $0.9 billion, respectively, from Delta.
(c)	Includes restricted cash of approximately $64 million and $58 million as of December 31, 2014 and 2013, respectively, which is primarily held for coupon and certain asset-backed securitization maturities.

GOODWILL

Goodwill represents the excess of acquisition cost of an acquired business over the fair value of assets acquired and liabilities assumed. The Company assigns goodwill to its reporting units for the purpose of impairment testing. A reporting unit is defined as an operating segment, or a business that is one level below an operating segment for which discrete financial information is regularly reviewed by the operating segment manager. The Company evaluates goodwill for impairment annually as of June 30 and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. The goodwill impairment test utilizes a two-step approach. The first step in the impairment test identifies whether there is potential impairment by comparing the fair value of a reporting unit to the carrying amount, including goodwill. If the fair value of a reporting unit is less than its carrying amount, the second step of the impairment test is required to measure the amount of any impairment loss. As of December 31, 2014 and 2013, goodwill was not impaired and there were no accumulated impairment losses.

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

The changes in the carrying amount of goodwill reported in the Company’s reportable operating segments and Corporate & Other were as follows:

(Millions)	USCS	ICS	GCS	GNMS	Corporate & Other	Total

Balance as of January 1, 2013	$175	$1,031	$1,544	$160	$271	$3,181
Acquisitions	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Other, including foreign currency translation	(1)	21	(1)	—	(2)	17

Balance as of December 31, 2013	$174	$1,052	$1,543	$160	$269	$3,198
Acquisitions	—	—	—	—	—	—
Dispositions	—	—	(102)	—	—	(102)
Other, including foreign currency translation	—	(70)	—	—	(2)	(72)

Balance as of December 31, 2014	$174	$982	$1,441	$160	$267	$3,024

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OTHER INTANGIBLE ASSETS

Intangible assets, primarily customer relationships, are amortized over their estimated useful lives of 3 to 22 years on a straight-line basis. The Company reviews intangible assets for impairment quarterly and whenever events and circumstances indicate their carrying amounts may not be recoverable. In addition, on an annual basis, the Company performs an impairment evaluation of all intangible assets by assessing the recoverability of the asset values based on the cash flows generated by the relevant assets or asset groups. An impairment is recognized if the carrying amount is not recoverable and exceeds the asset’s fair value.

The components of other intangible assets were as follows:

	2014			2013

(Millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Customer relationships(a)	$1,455	$(754)	$701	$1,297	$(660)	$637
Other	255	(102)	153	269	(89)	180

Total	$1,710	$(856)	$854	$1,566	$(749)	$817

(a)	Includes net intangibles acquired from airline partners of $340 million and $290 million as of December 31, 2014 and 2013, respectively, including approximately $206 million and $117 million, respectively, from Delta.

Amortization expense for the years ended December 31, 2014, 2013 and 2012 was $174 million, $193 million and $198 million, respectively. Intangible assets acquired in 2014 and 2013 are being amortized, on average, over 7 and 6 years, respectively.

Estimated amortization expense for other intangible assets over the next five years is as follows:

(Millions)	2015	2016	2017	2018	2019

Estimated amortization expense	$158	$134	$117	$109	$87

OTHER

The Company had $622 million and $541 million in affordable housing and other tax credit investment partnership interests as of December 31, 2014 and 2013, respectively, included in other assets in the table above. The Company is a non-controlling partner in these tax credit investment partnerships, and therefore accounts for its ownership interests as equity method investment joint ventures. In 2014, the Company received $990 million in net cash proceeds for the sale of its equity method investment in Concur Technologies (Concur) with a carrying amount of $246 million and recognized a gain of $744 million in Other revenues.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8

CUSTOMER DEPOSITS

As of December 31, customer deposits were categorized as interest-bearing or non-interest-bearing as follows:

(Millions)	2014	2013

U.S.:
Interest-bearing	$43,279	$40,831
Non-interest-bearing (includes Card Member credit balances of: 2014, $372 million; 2013, $340 million)	418	360
Non-U.S.:
Interest-bearing	115	121
Non-interest-bearing (includes Card Member credit balances of: 2014, $347 million; 2013, $437 million)	359	451

Total customer deposits	$44,171	$41,763

Customer deposits by deposit type as of December 31 were as follows:

(Millions)	2014	2013

U.S. retail deposits:
Savings accounts – Direct	$26,159	$24,550
Certificates of deposit:
Direct	333	489
Third-party	7,838	6,929
Sweep accounts –Third-party	8,949	8,863
Other retail deposits:
Non-U.S. deposits and U.S. non-interest bearing deposits	173	155
Card Member credit balances – U.S. and non-U.S.	719	777

Total customer deposits	$44,171	$41,763

The scheduled maturities of certificates of deposit as of December 31, 2014 were as follows:

(Millions)	U.S.	Non-U.S.	Total

2015	1,744	$21	$1,765
2016	2,136	—	2,136
2017	1,491	—	1,491
2018	1,480	—	1,480
2019	1,304	—	1,304
After 5 years	16	—	16

Total	$8,171	$21	$8,192

As of December 31, certificates of deposit in denominations of $250,000 or more, in the aggregate, were as follows:

(Millions)	2014	2013

U.S.	$111	$148
Non-U.S.	17	—

Total	$128	$148

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9

DEBT

SHORT-TERM BORROWINGS

The Company’s short-term borrowings outstanding, defined as borrowings with original maturities of less than one year, as of December 31 were as follows:

	2014		2013

(Millions, except percentages)	Outstanding Balance	Year-End Stated Rate on Debt(a)	Outstanding Balance	Year-End Stated Rate on Debt(a)

Commercial paper	$769	0.29%	$200	0.19%
Other short-term borrowings(b)(c)	2,711	0.81	4,821	1.08

Total	$3,480	0.69%	$5,021	1.04%

(a)	For floating-rate debt issuances, the stated interest rates are weighted based on outstanding balances and floating rates in effect as of December 31, 2014 and 2013.
(b)	Includes interest-bearing overdrafts with banks of $470 million and $489 million as of December 31, 2014 and 2013, respectively. In addition, balances include fully drawn secured borrowing facility (maturing on September 15, 2015, which was repaid on February 18, 2014), certain book overdrafts (i.e., primarily timing differences arising in the ordinary course of business), short-term borrowings from banks, as well as interest-bearing amounts due to merchants in accordance with merchant service agreements. The secured borrowing facility gives the Company the right to sell up to $2.0 billion face amount of eligible certificates issued from the Lending Trust.
(c)	The Company paid $7.0 million and $7.2 million in fees to maintain the secured borrowing facility in 2014 and 2013, respectively.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LONG-TERM DEBT

The Company’s long-term debt outstanding, defined as debt with original maturities of one year or greater, as of December 31 was as follows:

	2014				2013

(Millions, except percentages)	Maturity Dates	Outstanding Balance(a)	Year-End Stated Rate on Debt(b)	Year-End Effective Interest Rate with Swaps(b)(c)	Outstanding Balance(a)	Year-End Stated Rate on Debt(b)	Year-End Effective Interest Rate with Swaps(b)(c)

American Express Company
(Parent Company only)
Fixed Rate Senior Notes	2016-2042	$7,535	5.15%	4.20%	$8,784	5.43%	4.60%
Floating Rate Senior Notes	2018	850	0.85	—	850	0.84	—
Subordinated Notes(d)	2024-2036	1,350	5.39	4.42	749	6.80	—
American Express Credit Corporation
Fixed Rate Senior Notes	2015-2019	16,260	2.26	1.22	14,875	3.13	2.03
Floating Rate Senior Notes	2015-2019	4,400	0.82	—	2,855	1.14	—
Borrowings under Bank Credit Facilities	2016-2017	3,672	4.25	—	4,012	4.18	—
American Express Centurion Bank
Fixed Rate Senior Notes	2015-2017	2,089	4.12	3.32	2,102	4.12	3.32
Floating Rate Senior Notes	2015-2018	675	0.68	—	675	0.67	—
American Express Bank, FSB
Fixed Rate Senior Notes	2017	999	6.00	—	999	6.00	—
Floating Rate Senior Notes	2017	300	0.46	—	300	0.47	—
American Express Charge Trust II
Floating Rate Senior Notes	2016-2018	3,700	0.41	—	4,200	0.49	—
Floating Rate Subordinated Notes	2016-2018	87	0.80	—	87	0.80	—
American Express Lending Trust
Fixed Rate Senior Notes	2015-2017	6,100	1.11	—	2,600	0.72	—
Floating Rate Senior Notes	2015-2019	8,876	0.72	—	10,685	0.81	—
Fixed Rate Subordinated Notes	2015-2017	300	1.08	—	300	1.08	—
Floating Rate Subordinated Notes	2015-2019	488	0.73	—	847	0.81	—
Other
Fixed Rate Instruments(e)	2016-2033	143	3.09	—	239	3.95	—
Floating Rate Borrowings	2015-2019	247	0.59	—%	276	0.62	—%
Unamortized Underwriting Fees		(116)			(105)

Total Long-Term Debt		$57,955	2.34%		$55,330	2.56%

(a)	The outstanding balances include (i) unamortized discount and premium, (ii) the impact of movements in exchange rates on foreign currency denominated debt and (iii) the impact of fair value hedge accounting on certain fixed-rate notes that have been swapped to floating rate through the use of interest rate swaps. Under fair value hedge accounting, the outstanding balances on these fixed-rate notes are adjusted to reflect the impact of changes in fair value due to changes in interest rates. Refer to Note 14 for more details on the Company’s treatment of fair value hedges.
(b)	For floating-rate debt issuances, the stated and effective interest rates are weighted based on outstanding balances and floating rates in effect as of December 31, 2014 and 2013.
(c)	Effective interest rates are only presented when swaps are in place to hedge the underlying debt.
(d)	For the $750 million of subordinated debentures issued in 2006 and outstanding as of December 31, 2014, the maturity date will automatically be extended to September 1, 2066, except in the case of either (i) a prior redemption or (ii) a default.
(e)	Includes $31 million and $109 million as of December 31, 2014 and 2013, respectively, related to capitalized lease transactions.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, the Company had $750 million principal outstanding of Subordinated Debentures that accrue interest at an annual rate of 6.8 percent until September 1, 2016, and at an annual rate of three-month LIBOR plus 2.23 percent thereafter. At the Company’s option, these Subordinated Debentures are redeemable for cash after September 1, 2016 at 100 percent of the principal amount plus any accrued but unpaid interest. If the Company fails to achieve specified performance measures, it will be required to issue common shares and apply the net proceeds to make interest payments on these Subordinated Debentures. No dividends on the Company’s common or preferred shares could be paid until such interest payments are made. The Company would fail to meet these specific performance measures if (i) the Company’s tangible common equity is less than 4 percent of total adjusted assets for the most recent quarter or (ii) if the trailing two quarters’ consolidated net income is equal to or less than zero and tangible common equity as of the trigger determination date, and as of the end of the quarter end six months prior, has in each case declined by 10 percent or more from tangible common equity as of the end of the quarter 18 months prior to the trigger determination date. The Company met the specified performance measures in 2014. The Company issued $600 million of 3.6 percent subordinated notes on December 5, 2014 that are senior in right of payment to the outstanding $750 million of Subordinated Debentures.

Aggregate annual maturities on long-term debt obligations (based on final maturity dates) as of December 31, 2014 were as follows:

(Millions)	2015	2016	2017	2018	2019	Thereafter	Total

American Express Company (Parent Company only)	$—	$1,350	$1,500	$3,850	$641	$3,147	$10,488
American Express Credit Corporation	5,227	7,057	6,532	1,295	4,150	—	24,261
American Express Centurion Bank	1,305	—	1,300	125	—	2	2,732
American Express Bank, FSB	—	—	1,300	—	—	—	1,300
American Express Charge Trust II	—	2,500	—	1,287	—	—	3,787
American Express Lending Trust	5,422	500	5,639	2,886	1,317	—	15,764
Other	125	145	83	—	6	31	390

	$12,079	$11,552	$16,354	$9,443	$6,114	$3,180	58,722

Unamortized Underwriting Fees							(116)
Unamortized Discount and Premium							(932)
Impacts due to Fair Value Hedge Accounting							281

Total Long-Term Debt							$57,955

As of December 31, 2014 and 2013, the Company maintained total bank lines of credit of $6.7 billion and $7.0 billion, respectively. Of the total credit lines, $3.0 billion were undrawn as of both December 31, 2014 and 2013. Undrawn amounts support commercial paper borrowings and contingent funding needs. The availability of these credit lines is subject to the Company’s compliance with certain financial covenants, principally, the maintenance by American Express Credit Corporation (Credco) of a 1.25 ratio of combined earnings and fixed charges to fixed charges. As of December 31, 2014 and 2013, the Company was not in violation of any of its debt covenants.

Additionally, the Company maintained a 3-year committed, revolving, secured borrowing facility that gives the Company the right to sell up to $3.0 billion face amount of eligible notes issued from the Charge Trust at any time through July 15, 2016. As of December 31, 2014, $2.5 billion was drawn on this facility.

The Company paid $49.9 million and $50.2 million in fees to maintain these lines in 2014 and 2013, respectively. These committed facilities do not contain material adverse change clauses, which might otherwise preclude borrowing under the credit facilities, nor are they dependent on the Company’s credit rating.

The Company paid total interest primarily related to short- and long-term debt, corresponding interest rate swaps and customer deposits of $1.7 billion, $2.0 billion and $2.2 billion in 2014, 2013 and 2012, respectively.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10

OTHER LIABILITIES

The following is a summary of Other liabilities as of December 31:

(Millions)	2014	2013

Membership Rewards liability	$6,521	$6,151
Employee-related liabilities(a)	2,258	2,227
Rebate and reward accruals(b)	2,389	2,210
Deferred card and other fees, net	1,308	1,314
Book overdraft balances	647	442
Other(c)	4,728	4,566

Total	$17,851	$16,910

(a)	Employee-related liabilities include employee benefit plan obligations and incentive compensation.
(b)	Rebate and reward accruals include payments to third-party card-issuing partners and cash-back reward costs.
(c)	Other includes accruals for general operating expenses, client incentives, advertising and promotion, restructuring and reengineering reserves and derivatives.

MEMBERSHIP REWARDS

The Membership Rewards program allows enrolled Card Members to earn points that can be redeemed for a broad range of rewards including travel, entertainment, retail certificates and merchandise. The Company records a balance sheet liability that represents management’s best estimate of the cost of points earned that are expected to be redeemed in the future. The Ultimate Redemption Rate (URR) and weighted average cost (WAC) per point are key assumptions used to approximate the Membership Rewards liability.

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

DEFERRED CARD AND OTHER FEES, NET

The carrying amount of deferred card and other fees, net of deferred direct acquisition costs and reserves for membership cancellations as of December 31 was as follows:

(Millions)	2014	2013

Deferred card and other fees(a)	$1,615	$1,609
Deferred direct acquisition costs	(176)	(164)
Reserves for membership cancellations	(131)	(131)

Deferred card and other fees, net	$1,308	$1,314

(a)	Includes deferred fees for Membership Rewards program participants.

NOTE 11

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

For the Company’s Incentive Compensation Plans, there were a total of 35 million, 35 million and 36 million common shares unissued and available for grant as of December 31, 2014, 2013 and 2012, respectively, as authorized by the Company’s Board of Directors and shareholders.

The Company granted stock option awards to its Chief Executive Officer (CEO) in November 2007 and January 2008 that have performance-based and market-based conditions. These option awards are separately disclosed and are excluded from the information and tables presented in the following paragraphs.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of stock option and RSA activity as of December 31, 2014, and changes during the year is presented below:

	Stock Options		RSAs

(Shares in thousands)	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Grant Price

Outstanding as of December 31, 2013	18,615	$44.98	9,578	$51.88
Granted	295	86.64	2,639	86.65
Exercised/vested	(5,893)	48.05	(3,427)	47.25
Forfeited	(242)	51.83	(916)	60.98
Expired	(46)	47.84	—	—

Outstanding as of December 31, 2014	12,729	44.39	7,874	$64.48

Options vested and expected to vest as of December 31, 2014	12,726	44.39	—	—

Options exercisable as of December 31, 2014	11,628	$42.64	—	—

The Company recognizes the cost of employee stock awards granted in exchange for employee services based on the grant-date fair value of the award, net of expected forfeitures. Those costs are recognized ratably over the vesting period.

STOCK OPTIONS

Each stock option has an exercise price equal to the market price of the Company’s common stock on the date of grant and a contractual term of 10 years from the date of grant. Stock options generally vest 25 percent per year beginning with the first anniversary of the grant date or at 100 percent on the third anniversary of the grant date.

The weighted-average remaining contractual life and the aggregate intrinsic value (the amount by which the fair value of the Company’s stock exceeds the exercise price of the option) of the stock options outstanding, exercisable, and vested and expected to vest as of December 31, 2014 are as follows:

	Outstanding	Exercisable	Vested and Expected to Vest

Weighted-average remaining contractual life (in years)	3.8	3.5	3.8
Aggregate intrinsic value (millions)	$619	$586	$619

The intrinsic value for options exercised during 2014, 2013 and 2012 was $245 million, $374 million and $209 million, respectively (based upon the fair value of the Company’s stock price at the date of exercise). Cash received from the exercise of stock options in 2014, 2013 and 2012 was $283 million, $580 million and $368 million, respectively. The tax benefit realized from income tax deductions from stock option exercises, which was recorded in additional paid-in capital, in 2014, 2013 and 2012 was $54 million, $84 million and $45 million, respectively.

The fair value of each option is estimated on the date of grant using a Black-Scholes-Merton option-pricing model. The following weighted-average assumptions were used for grants issued in 2014, 2013 and 2012, the majority of which were granted in the beginning of each year:

	2014	2013	2012

Dividend yield	1.1%	1.4%	1.5%
Expected volatility(a)	46%	39%	41%
Risk-free interest rate	2.2%	1.3%	1.3%
Expected life of stock option (in years)(b)	6.7	6.3	6.3
Weighted-average fair value per option	$32.36	$21.11	$17.48

(a)	The expected volatility is based on both weighted historical and implied volatilities of the Company’s common stock price.
(b)	In 2014, 2013 and 2012, the expected life of stock options was determined using both historical data and expectations of option exercise behavior.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STOCK OPTIONS WITH PERFORMANCE-BASED AND MARKET-BASED CONDITIONS

On November 30, 2007 and January 31, 2008, the Company’s CEO was granted in the aggregate 2,750,000 of non-qualified stock option awards with performance-based and market-based conditions. Both awards have a contractual term of 10 years and a vesting period of 6 years.

The aggregate grant date fair value of options with performance-based conditions was approximately $33.8 million. Compensation expense for these awards was not recognized as the performance metrics were not achieved, and therefore, these stock options were forfeited. No compensation expense for these awards was recorded in 2014, 2013 and 2012.

The aggregate grant date fair value of options with market-based conditions was approximately $10.5 million. Compensation expense for these awards was recognized ratably over the vesting period. In January 2014, following the completion of the performance period, the Compensation and Benefits Committee reviewed the Company’s performance and confirmed that the market-based condition was achieved, resulting in a vesting of these stock options (687,000 out of 2,750,000 options became exercisable). No compensation expense for these awards was recorded in 2014. Total compensation expense of approximately $0.3 million and $0.5 million was recorded in 2013 and 2012, respectively.

RESTRICTED STOCK AWARDS

RSAs are valued based on the stock price on the date of grant and generally vest 25 percent per year beginning with the first anniversary of the grant date or at 100 percent on the third anniversary of the grant date. RSA holders receive non-forfeitable dividends or dividend equivalents. The total fair value of shares vested during 2014, 2013 and 2012 was $298 million, $336 million and $296 million, respectively (based upon the Company’s stock price at the vesting date).

The weighted-average grant date fair value of RSAs granted in 2014, 2013 and 2012, is $86.65, $60.13 and $49.80, respectively.

LIABILITY-BASED AWARDS

Certain employees are awarded PGs and other incentive awards that can be settled with cash or equity shares at the Company’s discretion and final Compensation and Benefits Committee payout approval. These awards earn value based on performance, market and service conditions and vest over periods of one to three years.

PGs and other incentive awards are generally settled with cash and thus are classified as liabilities and, therefore, the fair value is determined at the date of grant and remeasured quarterly as part of compensation expense over the vesting period. Cash paid upon vesting of these awards in 2014, 2013 and 2012 was $62 million, $43 million and $66 million, respectively.

Summary of Stock Plan Expense

The components of the Company’s total stock-based compensation expense (net of forfeitures) for the years ended December 31 are as follows:

(Millions)	2014	2013	2012

Restricted stock awards(a)	$193	$208	$197
Stock options(a)	13	23	29
Liability-based awards	84	119	70
Performance/market-based stock options	—	—	1

Total stock-based compensation expense(b)	$290	$350	$297

(a)	As of December 31, 2014, the total unrecognized compensation cost related to unvested RSAs and options of $211 million and $6 million, respectively, will be recognized ratably over the weighted-average remaining vesting period of 1.3 years and 2.1 years, respectively.
(b)	The total income tax benefit recognized in the Consolidated Statements of Income for stock-based compensation arrangements for the years ended December 31, 2014, 2013 and 2012 was $104 million, $127 million and $107 million, respectively.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12

RETIREMENT PLANS

DEFINED CONTRIBUTION RETIREMENT PLANS

The Company sponsors defined contribution retirement plans, the principal plan being the Retirement Savings Plan (RSP), a 401(k) savings plan with a profit-sharing component. The RSP is a tax-qualified retirement plan subject to the Employee Retirement Income Security Act of 1974 (ERISA) and covers most employees in the U.S. The total expense for all defined contribution retirement plans globally was $272 million, $281 million and $254 million in 2014, 2013 and 2012, respectively.

DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company’s primary defined benefit pension plans that cover certain employees in the U.S. and United Kingdom are closed to new entrants and existing participants do not accrue any additional benefits. Most employees outside the U.S. and United Kingdom are covered by local retirement plans, some of which are funded, while other employees receive payments at the time of retirement or termination under applicable labor laws or agreements. The Company complies with minimum funding requirements in all countries. The Company sponsors unfunded other postretirement benefit plans that provide health care and life insurance to certain retired U.S. employees. The total expense for these plans was $24 million, $59 million and $93 million in 2014, 2013 and 2012, respectively.

The Company recognizes the funded status of its defined benefit pension plans and other postretirement benefit plans, measured as the difference between the fair value of the plan assets and the projected benefit obligation, in the Consolidated Balance Sheets. As of December 31, 2014 and 2013, the funded status related to the defined benefit pension plans and other postretirement benefit plans was underfunded by $767 million and $661 million, respectively, and is recorded in Other liabilities.

NOTE 13

COMMITMENTS AND CONTINGENCIES

LEGAL CONTINGENCIES

The Company and its subsidiaries are involved in a number of legal proceedings concerning matters arising out of the conduct of their respective business activities and are periodically subject to governmental and regulatory examinations, information gathering requests, subpoenas, inquiries and investigations (collectively, governmental examinations). As of December 31, 2014, the Company and various of its subsidiaries were named as a defendant or were otherwise involved in numerous legal proceedings and governmental examinations in various jurisdictions, both in and outside the U.S. The Company discloses its material legal proceedings and governmental examinations under “Legal Proceedings” in its Annual Report on Form 10-K for the year ended December 31, 2014 (Legal Proceedings).

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

The Company’s legal proceedings range from cases brought by a single plaintiff to class actions with millions of putative class members. These legal proceedings, as well as governmental examinations, involve various lines of business of the Company and a variety of claims (including, but not limited to, common law tort, contract, antitrust and consumer protection claims), some of which present novel factual allegations and/or unique legal theories. While some matters pending against the Company specify the damages claimed by the plaintiff, many seek an unspecified amount of damages or are at very early stages of the legal process. Even when the amount of damages claimed against the Company are stated, the claimed amount may be exaggerated and/or unsupported. As a result, some matters have not yet progressed sufficiently through discovery and/or development of important factual information and legal issues to enable the Company to estimate a range of possible loss.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other matters have progressed sufficiently through discovery and/or development of important factual information and legal issues so that the Company is able to estimate a range of possible loss. Accordingly, for those legal proceedings and governmental examinations disclosed or referred to in Legal Proceedings where a loss is reasonably possible in future periods, whether in excess of a related accrued liability or where there is no accrued liability, and for which the Company is able to estimate a range of possible loss, the current estimated range is zero to $360 million in excess of any accrued liability related to these matters. This aggregate range represents management’s estimate of possible loss with respect to these matters and is based on currently available information. This estimated range of possible loss does not represent the Company’s maximum loss exposure. The legal proceedings and governmental examinations underlying the estimated range will change from time to time and actual results may vary significantly from current estimates.

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

OTHER COMMITMENTS

The Company also has obligations to make payments under contractual agreements with certain co-brand partners. The Company expects to fully satisfy these obligations over the remaining term of these agreements, which range from 2015 to 2022, as part of the ongoing operations of its business. The obligations under such arrangements were approximately $1.0 billion as of December 31, 2014.

RENT EXPENSE AND LEASE COMMITMENTS

The Company leases certain facilities and equipment under non-cancelable and cancelable agreements. The total rental expense amounted to $237 million in 2014, $281 million in 2013 and $305 million in 2012.

As of December 31, 2014, the minimum aggregate rental commitment under all non-cancelable operating leases (net of subleases of $34 million) was as follows:

(Millions)

2015	$189
2016	161
2017	144
2018	126
2019	94
Thereafter	921

Total	$1,635

As of December 31, 2014, the Company’s future minimum lease payments under capital leases or other similar arrangements is approximately $4 million in 2015 through 2019, and $19 million thereafter.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14

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

In addition to the exposures identified above, effective August 1, 2011, the Company entered into a total return contract (TRC) to hedge its exposure to changes in the fair value of its equity investment in ICBC in local currency. Under the terms of the TRC, the Company received from the TRC counterparty an amount equivalent to any reduction in the fair value of its investment in ICBC in local currency, and the Company paid to the TRC counterparty an amount equivalent to any increase in the fair value of its investment in local currency, along with all dividends paid by ICBC, as well as ongoing hedge costs. The TRC was fully unwound on July 18, 2014 upon the sale of the remaining underlying ICBC shares.

Derivatives may give rise to counterparty credit risk, which is the risk that a derivative counterparty will default on, or otherwise be unable to perform pursuant to, an uncollateralized derivative exposure. The Company manages this risk by considering the current exposure, which is the replacement cost of contracts on the measurement date, as well as estimating the maximum potential value of the contracts over the next 12 months, considering such factors as the volatility of the underlying or reference index. To mitigate derivative credit risk, counterparties are required to be pre-approved by the Company and rated as investment grade. Counterparty risk exposures are centrally monitored by the Company. Additionally, in order to mitigate the bilateral counterparty credit risk associated with derivatives, the Company has in certain instances entered into master netting agreements with its derivative counterparties, which provide a right of offset for certain exposures between the parties. A majority of the Company’s derivative assets and liabilities as of December 31, 2014 and 2013 is subject to such master netting agreements with its derivative counterparties. There are no instances in which management makes an accounting policy election to not net assets and liabilities subject to an enforceable master netting agreement on the Company’s Consolidated Balance Sheets. To further mitigate bilateral counterparty credit risk, the Company exercises its rights under executed credit support agreements with certain of its derivative counterparties. These agreements require that, in the event the fair value change in the net derivatives position between the two parties exceeds certain dollar thresholds, the party in the net liability position posts collateral to its counterparty. All derivative contracts cleared through a central clearinghouse are collateralized to the full amount of the fair value of the contracts.

In relation to the Company’s credit risk, under the terms of the derivative agreements it has with its various counterparties, the Company is not required to either immediately settle any outstanding liability balances or post collateral upon the occurrence of a specified credit risk-related event. Based on the assessment of credit risk of the Company’s derivative counterparties as of December 31, 2014 and 2013, the Company does not have derivative positions that warrant credit valuation adjustments.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s derivatives are carried at fair value on the Consolidated Balance Sheets. The accounting for changes in fair value depends on the instruments’ intended use and the resulting hedge designation, if any, as discussed below. Refer to Note 15 for a description of the Company’s methodology for determining the fair value of derivatives.

The following table summarizes the total fair value, excluding interest accruals, of derivative assets and liabilities as of December 31:

	Other Assets Fair Value		Other Liabilities Fair Value

(Millions)	2014	2013	2014	2013

Derivatives designated as hedging instruments:
Interest rate contracts
Fair value hedges	$314	$455	$4	$2
Total return contract
Fair value hedge	—	8	—	—
Foreign exchange contracts
Net investment hedges	492	174	46	116

Total derivatives designated as hedging instruments	806	637	50	118
Derivatives not designated as hedging instruments:
Foreign exchange contracts, including certain embedded derivatives(a)	185	64	114	95

Total derivatives, gross	991	701	164	213
Less: Cash collateral netting(b)	(158)	(336)	(4)	—
Derivative asset and derivative liability netting(c)	(122)	(36)	(122)	(36)

Total derivatives, net(d)	$711	$329	$38	$177

(a)	Includes foreign currency derivatives embedded in certain operating agreements.
(b)	Represents the offsetting of derivative instruments and the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from derivative instrument(s) executed with the same counterparty under an enforceable master netting arrangement. Additionally, the Company received non-cash collateral from a counterparty in the form of security interest in U.S. Treasury securities with a fair value of $91 million and nil as of December 31, 2014 and 2013, respectively, none of which was sold or repledged. Such non-cash collateral economically reduces the Company’s risk exposure to $620 million as of December 31, 2014, but does not reduce the net exposure on the Company’s Consolidated Balance Sheets. Additionally, the Company posted $114 million and $26 million as of December 31, 2014 and 2013, respectively, as initial margin on its centrally cleared interest rate swaps; such amounts are recorded within Other receivables on the Company’s Consolidated Balance Sheets and are not netted against the derivative balances.
(c)	Represents the amount of netting of derivative assets and derivative liabilities executed with the same counterparty under an enforceable master netting arrangement.
(d)	The Company has no individually significant derivative counterparties and therefore, no significant risk exposure to any single derivative counterparty. The total net derivative assets and derivative liabilities are presented within Other assets and Other liabilities on the Company’s Consolidated Balance Sheets.

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

Interest Rate Contracts

The Company is exposed to interest rate risk associated with its fixed-rate long-term debt. The Company uses interest rate swaps to economically convert certain fixed-rate long-term debt obligations to floating-rate obligations at the time of issuance. As of December 31, 2014 and 2013, the Company hedged $17.6 billion and $14.7 billion, respectively, of its fixed-rate debt to floating-rate debt using interest rate swaps.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Total Return Contract

The Company hedged its exposure to changes in the fair value of its equity investment in ICBC in local currency. The Company used a TRC to transfer this exposure to its derivative counterparty. On July 18, 2014, the Company sold its remaining 34.3 million shares in ICBC and terminated the TRC. As of December 31, 2013 only, the fair value of the equity investment in ICBC was $122 million (180.7 million shares). Prior to termination, to the extent the hedge was effective, the gain or loss on the TRC offset the gain or loss on the investment in ICBC. Any difference between the changes in the fair value of the derivative and the hedged item resulted in hedge ineffectiveness and was recognized in Other expenses in the Consolidated Statements of Income.

The following table summarizes the impact on the Consolidated Statements of Income associated with the Company’s hedges of its fixed-rate long-term debt and its investment in ICBC for the years ended December 31:

	Gains (losses) recognized in income

(Millions)	Derivative contract				Hedged item				Net hedge ineffectiveness

Derivative relationship	Income Statement Line Item	Amount			Income Statement Line Item	Amount

		2014	2013	2012		2014	2013	2012	2014	2013	2012

Interest rate contracts	Other expenses	$(143)	$(370)	$(178)	Other expenses	$148	$351	$132	$5	$(19)	$(46)
Total return contract	Other non-interest revenues	$11	$15	$(53)	Other non-interest revenues	$(11)	$(15)	$54	$—	$—	$1

The Company also recognized a net reduction in interest expense on long-term debt of $283 million, $346 million and $491 million for the years ended December 31, 2014, 2013 and 2012, respectively, primarily related to the net settlements (interest accruals) on the Company’s interest rate derivatives designated as fair value hedges.

CASH FLOW HEDGES

As of December 31, 2014 and 2013, the Company did not have any designated cash flow hedges.

During the year ended December 31, 2012 only, the Company reclassified $(1) million from AOCI into earnings as a component of interest expense. Any ineffective portion of the gain or loss on the derivatives is reported as a component of other expenses. No ineffectiveness associated with cash flow hedges was reclassified from AOCI into income for the years ended December 31, 2014, 2013 and 2012.

NET INVESTMENT HEDGES

A net investment hedge is used to hedge future changes in currency exposure of a net investment in a foreign operation. The Company primarily designates foreign currency derivatives, typically foreign exchange forwards, and on occasion foreign currency denominated debt, as hedges of net investments in certain foreign operations. These instruments reduce exposure to changes in currency exchange rates on the Company’s investments in non-U.S. subsidiaries. The effective portion of the gain or (loss) on net investment hedges, net of taxes, recorded in AOCI as part of the cumulative translation adjustment, was $455 million, $253 million and $(288) million for the years ended 2014, 2013 and 2012, respectively. Any ineffective portion of the gain or (loss) on net investment hedges is recognized in other expenses during the period of change. During the years ended December 31, 2014, 2013 and 2012, the Company reclassified $10 million, nil and nil, respectively, from AOCI to earnings as a component of Other expenses. No ineffectiveness associated with net investment hedges was reclassified from AOCI into income during the years ended December 31, 2014, 2013 and 2012.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The following table summarizes the impact on pretax earnings of derivatives not designated as hedges, as reported on the Consolidated Statements of Income for the years ended December 31:

	Pretax gains (losses)

		Amount

Description (Millions)	Income Statement Line Item	2014	2013	2012

Interest rate contracts	Other expenses	$—	$1	$(1)
Foreign exchange contracts(a)	Interest expense on long-term debt and other	—	—	(1)
	Other expenses	194	72	(56)
	Cost of Card Member services	4	—	—

Total		$198	$73	$(58)

(a)	Foreign exchange contracts include forwards and embedded foreign currency derivatives. Gains (losses) on these embedded derivatives are included in Other expenses.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15

FAIR VALUES

Fair value is defined as the price that would be required to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, based on the Company’s principal or, in the absence of a principal, most advantageous market for the specific asset or liability.

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

•

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability, including:

–	Quoted prices for similar assets or liabilities in active markets;

–	Quoted prices for identical or similar assets or liabilities in markets that are not active;

–	Inputs other than quoted prices that are observable for the asset or liability; and

–	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•

Level 3 — Inputs that are unobservable and reflect the Company’s own estimates about the estimates market participants would use in pricing the asset or liability based on the best information available in the circumstances (e.g., internally derived assumptions surrounding the timing and amount of expected cash flows). The Company did not measure any financial instruments presented on the Consolidated Balance Sheets at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2014 and 2013, although the disclosed fair value of certain assets that are not carried at fair value, as presented later in this Note, are classified within Level 3.

The Company monitors the market conditions and evaluates the fair value hierarchy levels at least quarterly. For any transfers in and out of the levels of the fair value hierarchy, the Company discloses the fair value measurement at the beginning of the reporting period during which the transfer occurred. For the year ended December 31, 2014, there were no significant transfers between levels.

FINANCIAL ASSETS AND FINANCIAL LIABILITIES CARRIED AT FAIR VALUE

The following table summarizes the Company’s financial assets and financial liabilities measured at fair value on a recurring basis, categorized by GAAP’s valuation hierarchy (as described in the preceding paragraphs), as of December 31:

	2014			2013

(Millions)	Total	Level 1	Level 2	Total	Level 1	Level 2

Assets:
Investment securities:(a)
Equity securities	$1	$1	$—	$124	$124	$—
Debt securities and other	4,430	350	4,080	4,892	320	4,572
Derivatives(a)	991	—	991	701	—	701

Total assets	5,422	351	5,071	5,717	444	5,273

Liabilities:
Derivatives(a)	164	—	164	213	—	213

Total liabilities	$164	$—	$164	$213	$—	$213

(a)	Refer to Note 5 for the fair values of investment securities and to Note 14 for the fair values of derivative assets and liabilities, on a further disaggregated basis.

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

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Company reaffirms its understanding of the valuation techniques used by its pricing services at least annually. In addition, the Company corroborates the prices provided by its pricing services for reasonableness by comparing the prices from the respective pricing services to valuations obtained from different pricing sources. In instances where price discrepancies are identified between different pricing sources, the Company evaluates such discrepancies to ensure that the prices used for its valuation represent the fair value of the underlying investment securities. Refer to Note 5 for additional fair value information.

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

The fair value of the Company’s total return contract, which served as a hedge against the Hong Kong dollar (HKD) change in fair value associated with the Company’s investment in ICBC, is determined based on a discounted cash flow method using the following significant inputs as of the valuation date: number of shares of the Company’s underlying ICBC investment, the quoted market price of the shares in HKD and the monthly settlement terms of the contract inclusive of price and tenor.

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

Credit valuation adjustments are necessary when the market parameters, such as a benchmark curve, used to value derivatives are not indicative of the credit quality of the Company or its counterparties. The Company considers the counterparty credit risk by applying an observable forecasted default rate to the current exposure. Refer to Note 14 for additional fair value information.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL ASSETS AND FINANCIAL LIABILITIES CARRIED AT OTHER THAN FAIR VALUE

The following table discloses the estimated fair value for the Company’s financial assets and financial liabilities that are not required to be carried at fair value on a recurring basis, as of December 31, 2014 and 2013:

	Carrying Value	Corresponding Fair Value Amount

2014 (Billions)		Total		Level 1	Level 2		Level 3

Financial Assets:
Financial assets for which carrying values equal or approximate fair value
Cash and cash equivalents	$22	$22		$21	$1	(a)		$—
Other financial assets(b)	48	48		—	48			—
Financial assets carried at other than fair value
Loans, net	70	71	(c)	—	—			71

Financial Liabilities:
Financial liabilities for which carrying values equal or approximate fair value	61	61		—	61			—
Financial liabilities carried at other than fair value
Certificates of deposit(d)	8	8		—	8			—
Long-term debt	$58	$60	(c)	$—	$60		$	— —

	Carrying Value	Corresponding Fair Value Amount

2013 (Billions)		Total		Level 1	Level 2		Level 3

Financial Assets:
Financial assets for which carrying values equal or approximate fair value
Cash and cash equivalents	$19	$19		$17	$2	(a)	$—
Other financial assets(b)	48	48		—	48		—
Financial assets carried at other than fair value
Loans, net	67	67	(c)	—	—		67

Financial Liabilities:
Financial liabilities for which carrying values equal or approximate fair value	60	60		—	60		—
Financial liabilities carried at other than fair value
Certificates of deposit(d)	7	8		—	8		—
Long-term debt	$55	$58	(c)	$—	$58		$—

(a)	Reflects time deposits.
(b)	Includes accounts receivable (including fair values of Card Member receivables of $7.0 billion and $7.3 billion held by consolidated VIEs as of December 31, 2014 and 2013, respectively), restricted cash and other miscellaneous assets.
(c)	Includes fair values of loans of $29.9 billion and $31.0 billion, and long-term debt of $19.5 billion and $18.8 billion, held by consolidated VIEs as of December 31, 2014 and 2013, respectively.
(d)	Presented as a component of customer deposits on the Consolidated Balance Sheets.

The fair values of these financial instruments are estimates based upon the market conditions and perceived risks as of December 31, 2014, and require management judgment. These figures may not be indicative of future fair values. The fair value of the Company cannot be reliably estimated by aggregating the amounts presented.

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

NONRECURRING FAIR VALUE MEASUREMENTS

The Company has certain assets that are subject to measurement at fair value on a nonrecurring basis. For these assets, measurement at fair value in periods subsequent to their initial recognition is applicable if determined to be impaired. During the years ended December 31, 2014 and 2013, the Company did not have any material assets that were measured at fair value due to impairment.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16

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

•

Merchant Protection — protects Card Members primarily against non-delivery of goods and services, usually in the event of bankruptcy or liquidation of a merchant. When this occurs, the Card Member may dispute the transaction for which the Company will generally credit the Card Member’s account. If the Company is unable to collect the amount from the merchant, it will bear the loss for the amount credited to the Card Member. The largest component of the maximum potential future payments relates to Card Member transactions associated with travel-related merchants, primarily through business arrangements where the Company has remitted payment to such merchant for a Card Member travel purchase that has not yet been used or “flown”.

In relation to its maximum potential undiscounted future payments as shown in the table that follows, to date the Company has not experienced any significant losses related to guarantees. The Company’s initial recognition of guarantees is at fair value. In addition, the Company establishes reserves when a loss is probable and the amount can be reasonably estimated.

The following table provides information related to such guarantees as of December 31:

	Maximum potential undiscounted future payments(a) (Billions)		Related liability(b) (Millions)

Type of Guarantee	2014	2013	2014	2013

Return and Merchant Protection	$37	$37	$44	$84
Other(c)	8	8	67	77

Total	$45	$45	$111	$161

(a)	Represents the notional amounts that could be lost under the guarantees and indemnifications if there were a total default by the guaranteed parties. The maximum potential undiscounted future payments for Merchant Protection are measured using management’s best estimate of maximum exposure based on all eligible claims in relation to annual billed business volumes.
(b)	Included in Other liabilities on the Company’s Consolidated Balance Sheets.
(c)	Primarily includes guarantees related to the Company’s purchase protection, business dispositions and real estate.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17

COMMON AND PREFERRED SHARES

The following table shows authorized shares and provides a reconciliation of common shares issued and outstanding for the years ended December 31:

(Millions, except where indicated)	2014	2013	2012

Common shares authorized (billions)(a)	3.6	3.6	3.6

Shares issued and outstanding at beginning of year	1,064	1,105	1,164
Repurchases of common shares	(49)	(55)	(69)
Other, primarily stock option exercises and restricted stock awards granted	8	14	10

Shares issued and outstanding as of December 31	1,023	1,064	1,105

(a)	Of the common shares authorized but unissued as of December 31, 2014, approximately 56 million shares are reserved for issuance under employee stock and employee benefit plans.

On March 25, 2013, the Board of Directors authorized the repurchase of 150 million of common shares over time in accordance with the Company’s capital distribution plans submitted to the Federal Reserve and subject to market conditions. This authorization replaces all prior repurchase authorizations. During 2014 and 2013, the Company repurchased 49 million common shares with a cost basis of $4.4 billion and 55 million common shares with a cost basis of $4.0 billion, respectively. The cost basis includes commissions paid of $1.0 million and $1.1 million in 2014 and 2013, respectively. As of December 31, 2014, the Company has 59 million common shares remaining under the Board share repurchase authorization. Such authorization does not have an expiration date.

Common shares are generally retired by the Company upon repurchase (except for 3.2 million, 3.5 million and 3.9 million shares held as treasury shares as of December 31, 2014, 2013 and 2012, respectively); retired common shares and treasury shares are excluded from the shares outstanding in the table above. The treasury shares, with a cost basis of $280 million, $260 million and $236 million as of December 31, 2014, 2013 and 2012, respectively, are included as a reduction to additional paid-in capital in shareholders’ equity on the Consolidated Balance Sheets.

The Board of Directors is authorized to permit the Company to issue up to 20 million preferred shares at a par value of $1.66 2/3 without further shareholder approval. On November 10, 2014, the Company issued 750,000 depositary shares with an aggregate liquidation preference of $750 million, each representing a 1/1000th interest in a perpetual Fixed Rate/Floating Rate Noncumulative Preferred Share, Series B (Preferred Shares). Dividends on the Preferred Shares are payable, if declared, semi-annually at an annual rate of 5.2 percent on May 15 and November 15 of each year beginning on May 15, 2015 to, but excluding, November 15, 2019. From, and including, November 15, 2019, dividends will be paid, if declared, quarterly at an annual rate equal to three-month LIBOR plus 3.428 percent on February 15, May 15, August 15 and November 15 of each year, beginning on February 15, 2020. The Company may redeem the Preferred Shares in whole, or in part, from time to time, on any dividend payment date on or after November 15, 2019 or in whole, but not in part, within 90 days of certain bank regulatory changes at $1,000 per depositary share plus any declared but unpaid dividends.

There were no preferred shares issued and outstanding as of December 31, 2013 and 2012. There were no warrants issued and outstanding as of December 31, 2014, 2013 and 2012.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18

CHANGES IN ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

AOCI is a balance sheet item in the Shareholders’ Equity section of the Company’s Consolidated Balance Sheets. It is comprised of items that have not been recognized in earnings but may be recognized in earnings in the future when certain events occur. Changes in each component of AOCI for the three years ended December 31 were as follows:

(Millions), net of tax(a)	Net Unrealized Gains (Losses) on Investment Securities	Net Unrealized Gains (Losses) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Net Unrealized Pension and Other Postretirement Benefit Losses	Accumulated Other Comprehensive (Loss) Income

Balances as of December 31, 2011	$288	$(1)	$(682)	$(481)	$(876)

Net unrealized gains	106				106
(Decrease) increase due to amounts reclassified into earnings	(79)	1	1		(77)
Net translation gain of investments in foreign operations			215		215
Net (losses) related to hedges of investment in foreign operations			(288)		(288)
Pension and other postretirement (losses) benefit				(7)	(7)

Net change in accumulated other comprehensive income (loss)	27	1	(72)	(7)	(51)

Balances as of December 31, 2012	315	—	(754)	(488)	(927)

Net unrealized (losses)	(159)				(159)
(Decrease) due to amounts reclassified into earnings	(93)				(93)
Net translation (loss) of investments in foreign operations			(589)		(589)
Net gains related to hedges of investment in foreign operations			253		253
Pension and other postretirement benefit gains				89	89

Net change in accumulated other comprehensive (loss) income	(252)	—	(336)	89	(499)

Balances as of December 31, 2013	63	—	(1,090)	(399)	(1,426)

Net unrealized gains	104				104
(Decrease) increase due to amounts reclassified into earnings	(71)		5		(66)
Net translation (loss) of investments in foreign operations			(869)		(869)
Net gains related to hedges of investment in foreign operations			455		455
Pension and other postretirement (losses) benefit				(117)	(117)

Net change in accumulated other comprehensive income (loss)	33	—	(409)	(117)	(493)

Balances as of December 31, 2014	$96	$—	$(1,499)	$(516)	$(1,919)

(a)	The following table shows the tax impact for the three years ended December 31 for the changes in each component of accumulated other comprehensive (loss) income:

(Millions)	2014	2013	2012

Investment securities	$19	$(142)	$7
Cash flow hedges	—	—	1
Foreign currency translation adjustments	(64)	(49)	24
Net investment hedges	273	135	(176)
Pension and other postretirement benefit losses	(46)	56	—

Total tax impact	$182	$—	$(144)

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the effects of reclassifications out of AOCI and into the Consolidated Statements of Income for the years ended December 31:

		(Gains) losses recognized in income
		Amount
Description (Millions)	Income Statement Line Item	2014	2013

Available-for-sale securities
Net gain in AOCI reclassifications for previously unrealized net gains on investment securities	Other non-interest revenues	$111	$145
Related income tax expense	Income tax provision	(40)	(52)

Reclassification to net income related to available-for-sale securities		71	93
Foreign currency translation adjustments
Reclassification of realized losses on translation adjustments and related hedges	Other expenses	(9)	—
Related income tax expense	Income tax provision	4	—

Reclassification of foreign currency translation adjustments		(5)	—

Total		$66	$93

NOTE 19

NON-INTEREST REVENUE AND EXPENSE DETAIL

The following is a detail of Other commissions and fees for the years ended December 31:

(Millions)	2014	2013	2012

Foreign currency conversion fee revenue	$877	$877	$855
Delinquency fees	722	667	604
Loyalty Partner-related fees	383	310	290
Service fees	366	375	362
Other(a)	160	185	206

Total Other commissions and fees	$2,508	$2,414	$2,317

(a)	Other primarily includes fee revenue from fees related to Membership Rewards programs.

The following is a detail of Other revenues for the years ended December 31:

(Millions)	2014	2013	2012

Gain on sale of investment in Concur Technologies	$744	$—	$—
Global Network Services partner revenues	694	650	664
Net realized gains on investment securities(a)	100	136	126
Other(b)	1,451	1,488	1,635

Total Other revenues	$2,989	$2,274	$2,425

(a)	Net realized gains on investment securities include gross losses of nil, nil and $1 million for the years ended December 31, 2014, 2013 and 2012. Specific identification method is used to reclass unrealized gain (losses) into earnings from AOCI upon sale or maturity.
(b)	Other includes revenues arising from foreign exchange gains on cross-border Card Member spending, merchant-related fees, insurance premiums earned from Card Member travel and other insurance programs, Travelers Cheques-related revenues, revenues related to the GBT JV transition services agreement, earnings from equity method investments and other miscellaneous revenue and fees.

The following is a detail of Marketing, promotion, rewards, Card Member services and other for the years ended December 31:

(Millions)	2014	2013	2012

Marketing and promotion	$3,320	$3,043	$2,890
Card Member rewards	6,931	6,457	6,282
Card Member services and other	822	767	772

Total Marketing, promotion, rewards, Card Member services and other	$11,073	$10,267	$9,944

Marketing and promotion expense includes advertising costs, which are expensed in the year in which the advertising first takes place. Card Member rewards expense includes the costs of rewards programs, including Membership Rewards and co-brand arrangements. Card Member services expense includes protection plans and complimentary services provided to Card Members.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is a detail of Other, net expenses for the years ended December 31:

(Millions)	2014	2013	2012

Professional services	$3,008	$3,102	$2,963
Occupancy and equipment	1,807	1,904	1,823
Card-related fraud losses	369	278	278
Communications	383	379	383
Gain on business travel joint venture transaction	(630)	—	—
Other(a)	1,152	1,133	1,404

Total Other, net	$6,089	$6,796	$6,851

(a)	Other expense includes general operating expenses, gains (losses) on sale of assets or businesses not classified as discontinued operations (other than the business travel joint venture transaction), litigation, certain internal and regulatory review-related reimbursements and insurance costs or settlements, investment impairments and certain Loyalty Partner-related expenses.

NOTE 20

RESTRUCTURING

From time to time, the Company initiates restructuring programs to become more efficient and effective, and to support new business strategies. In connection with these programs, the Company typically will incur severance and other exit costs.

During 2014, the Company recorded $411 million of restructuring charges, net of revisions to prior estimates. The 2014 activity primarily relates to $313 million and $133 million of restructuring charges recorded in the fourth quarter and second quarter, respectively.

During 2012, the Company recorded $403 million of restructuring charges, net of revisions to prior estimates. The 2012 activity primarily relates to $400 million of restructuring charges recorded in the fourth quarter.

Restructuring charges related to severance obligations are included in salaries and employee benefits in the Company’s Consolidated Statements of Income, while charges pertaining to other exit costs are included in occupancy and equipment and other expenses.

The following table summarizes the Company’s restructuring reserves activity for the years ended December 31, 2014, 2013 and 2012:

(Millions)	Severance	Other(a)	Total

Liability balance as of December 31, 2011	$170	$30	$200
Restructuring charges, net of $16 in revisions(b)	366	37	403
Payments	(124)	(9)	(133)

Liability balance as of December 31, 2012	412	58	470
Restructuring charges, net of $4 in revisions(b)	(7)	3	(4)
Payments	(206)	(23)	(229)
Other non-cash(c)	(3)	(1)	(4)

Liability balance at December 31, 2013	196	37	233
Restructuring charges, net of $35 in revisions(b)	383	28	411
Payments	(93)	(22)	(115)
Other non-cash(d)	(51)	(8)	(59)

Liability balance as of December 31, 2014(e)	$435	$35	$470

(a)	Other primarily includes facility exit and contract termination costs.
(b)	Revisions primarily relate to higher than anticipated redeployments of displaced employees to other positions within the Company, business changes and modifications to existing initiatives.
(c)	Consists primarily of foreign exchange impacts.
(d)	Consists of $42 million reserve transferred to the GBT JV in the second quarter of 2014 as part of the GBT sale and $17 million of foreign exchange and other non-cash charges.
(e)	The majority of cash payments related to the remaining restructuring liabilities are expected to be completed in 2015, and to a lesser extent certain contractual long-term severance arrangements and lease obligations are expected to be completed in 2016 and 2019, respectively.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the Company’s restructuring charges, net of revisions, by reportable operating segment and Corporate & Other for the year ended December 31, 2014, and the cumulative amounts relating to the restructuring programs that were in progress during 2014 and initiated at various dates between 2009 and 2014.

	2014	Cumulative Restructuring Expense Incurred To Date On In-Progress Restructuring Programs

(Millions)	Total Restructuring Charges, net revisions	Severance	Other	Total

USCS	$38	$66	$6	$72
ICS	139	220	1	221
GCS	54	249	18	267
GNMS	25	68	—	68
Corporate & Other	155	195	96	291	(a)

Total	$411	$798	$121	$919	(b)

(a)	Corporate & Other includes certain severance and other charges of $222 million related to Company-wide support functions which were not allocated to the Company’s reportable operating segments, as these were corporate initiatives, which is consistent with how such charges were reported internally.
(b)	As of December 31, 2014, the total expenses to be incurred for previously approved restructuring activities that were in progress are not expected to be materially different than the cumulative expenses incurred to date for these programs.

NOTE 21

INCOME TAXES

The components of income tax expense for the years ended December 31 included in the Consolidated Statements of Income were as follows:

(Millions)	2014	2013	2012

Current income tax expense:
U.S. federal	$2,136	$1,730	$982
U.S. state and local	264	288	189
Non-U.S.	412	514	445

Total current income tax expense	2,812	2,532	1,616

Deferred income tax expense (benefit):
U.S. federal	352	113	359
U.S. state and local	39	4	39
Non-U.S.	(97)	(120)	(45)

Total deferred income tax expense	294	(3)	353
Total income tax expense	$3,106	$2,529	$1,969

A reconciliation of the U.S. federal statutory rate of 35% percent to the Company’s actual income tax rate for the years ended December 31 on continuing operations was as follows:

	2014	2013	2012

U.S. statutory federal income tax rate	35.0%	35.0%	35.0%
(Decrease) increase in taxes resulting from:
Tax-exempt income	(1.5)	(1.6)	(1.6)
State and local income taxes, net of federal benefit	2.7	3.1	2.5
Non-U.S. subsidiaries earnings(a)	(2.2)	(2.8)	(5.2)
Tax settlements(b)	(0.5)	(1.9)	(0.2)
All other	1.0	0.3	—

Actual tax rates(a)	34.5%	32.1%	30.5%

(a)	Results for all years primarily included tax benefits associated with the undistributed earnings of certain non-U.S. subsidiaries that were deemed to be reinvested indefinitely. In addition, 2012 included tax benefits of $146 million, which decreased the actual tax rates by 2.3 percent related to the realization of certain foreign tax credits.
(b)	Relates to the resolution of tax matters in various jurisdictions.

The Company records a deferred income tax (benefit) provision when there are differences between assets and liabilities measured for financial reporting and for income tax return purposes. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The significant components of deferred tax assets and liabilities as of December 31 are reflected in the following table:

(Millions)	2014	2013

Deferred tax assets:
Reserves not yet deducted for tax purposes	$3,926	$3,813
Employee compensation and benefits	789	721
Other	266	546

Gross deferred tax assets	4,981	5,080
Valuation allowance	(75)	(121)

Deferred tax assets after valuation allowance	4,906	4,959

Deferred tax liabilities:
Intangibles and fixed assets	1,597	1,465
Deferred revenue	498	453
Deferred interest	350	363
Asset securitization	162	130
Investment in joint ventures	223	10
Other	62	95

Gross deferred tax liabilities	2,892	2,516

Net deferred tax assets	$2,014	$2,443

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized. The valuation allowances as of December 31, 2014 and 2013 are associated with net operating losses and other deferred tax assets in certain non-U.S. operations of the Company.

Accumulated earnings of certain non-U.S. subsidiaries, which totaled approximately $9.7 billion as of December 31, 2014, are intended to be permanently reinvested outside the U.S. The Company does not provide for federal income taxes on foreign earnings intended to be permanently reinvested outside the U.S. Accordingly, federal taxes, which would have aggregated approximately $3.0 billion as of December 31, 2014, have not been provided on those earnings.

Net income taxes paid by the Company during 2014, 2013 and 2012, were approximately $2.5 billion, $2.0 billion and $1.9 billion, respectively. These amounts include estimated tax payments and cash settlements relating to prior tax years.

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

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents changes in unrecognized tax benefits:

(Millions)	2014	2013	2012

Balance, January 1	$1,044	$1,230	$1,223
Increases:
Current year tax positions	4	124	51
Tax positions related to prior years	111	176	64
Decreases:
Tax positions related to prior years	(181)	(371)	(44)
Settlements with tax authorities	(67)	(94)	(25)
Lapse of statute of limitations	(1)	(21)	(37)
Effects of foreign currency translations	(1)	—	(2)

Balance, December 31	$909	$1,044	$1,230

Included in the unrecognized tax benefits of $0.9 billion, $1.0 billion and $1.2 billion for December 31, 2014, 2013 and 2012 are approximately $412 million, $427 million and $452 million, respectively that, if recognized, would favorably affect the effective tax rate in a future period.

The Company believes it is reasonably possible that its unrecognized tax benefits could decrease within the next 12 months by as much as $489 million principally as a result of potential resolutions of prior years’ tax items with various taxing authorities. The prior years’ tax items include unrecognized tax benefits relating to the deductibility of certain expenses or losses and the attribution of taxable income to a particular jurisdiction or jurisdictions. Of the $489 million of unrecognized tax benefits, approximately $369 million relates to amounts that if recognized would be recorded to shareholders’ equity and would not impact the Company’s results of operations or the effective tax rate.

Interest and penalties relating to unrecognized tax benefits are reported in the income tax provision. During the years ended December 31, 2014, 2013 and 2012, the Company recognized benefits of approximately $19 million, $31 million and $8 million, respectively, of interest and penalties. The Company has approximately $126 million and $144 million accrued for the payment of interest and penalties as of December 31, 2014 and 2013, respectively.

NOTE 22

EARNINGS PER COMMON SHARE (EPS)

The computations of basic and diluted EPS for the years ended December 31 were as follows:

(Millions, except per share amounts)	2014	2013	2012

Numerator:
Basic and diluted:
Net income	$5,885	$5,359	$4,482
Earnings allocated to participating share awards(a)	(46)	(47)	(49)

Net income attributable to common shareholders	$5,839	$5,312	$4,433

Denominator:(a)
Basic: Weighted-average common stock	1,045	1,082	1,135
Add: Weighted-average stock options(b)	6	7	6

Diluted	1,051	1,089	1,141

Basic EPS	$5.58	$4.91	$3.91
Diluted EPS	$5.56	$4.88	$3.89

(a)	The Company’s unvested restricted stock awards, which include the right to receive non-forfeitable dividends or dividend equivalents, are considered participating securities. Calculations of EPS under the two-class method exclude from the numerator any dividends paid or owed on participating securities and any undistributed earnings considered to be attributable to participating securities. The related participating securities are similarly excluded from the denominator.
(b)	The dilutive effect of unexercised stock options excludes 0.2 million, 0.1 million and 7.6 million options from the computation of EPS for the years ended December 31, 2014, 2013 and 2012, respectively, because inclusion of the options would have been anti-dilutive.

For the years ended December 31, 2014, 2013 and 2012, the Company met specified performance measures related to the Subordinated Debentures of $750 million issued in 2006, and maturing in 2036. If the performance measures were not achieved in any given quarter, the Company would be required to issue common shares and apply the proceeds to make interest payments.

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

Under the risk-based capital guidelines of the Federal Reserve, the Company is required to maintain minimum ratios of Common Equity Tier 1 (CET1), Tier 1 and Total (Tier 1 plus Tier 2) capital to risk-weighted assets, as well as a minimum leverage ratio (Tier 1 capital to average adjusted on-balance sheet assets).

Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional, discretionary actions by regulators, that, if undertaken, could have a direct material effect on the Company’s and the Banks’ operating activities.

As of December 31, 2014 and 2013, the Company and its Banks met all capital requirements to which each was subject and maintained regulatory capital ratios in excess of those required to qualify as well capitalized.

The following table presents the regulatory capital ratios for the Company and the Banks:

(Millions, except percentages)	CET1 capital(b)		Tier 1 capital	Total capital	CET1 capital ratio(b)		Tier 1 capital ratio	Total capital ratio	Tier 1 leverage ratio

December 31, 2014:(a)
American Express Company	$17,525		$18,176	$20,801	13.1%		13.6%	15.6%	11.8%
American Express Centurion Bank	6,174		6,174	6,584	18.8		18.8	20.1	18.7
American Express Bank, FSB	6,722		6,722	7,604	14.2		14.2	16.0	15.1(c)
December 31, 2013:
American Express Company	(b	)	$16,174	$18,585	(b	)	12.5%	14.4%	10.9%
American Express Centurion Bank	(b	)	6,366	6,765	(b	)	19.9	21.2	19.0
American Express Bank, FSB	(b	)	6,744	7,662	(b	)	15.6	17.7	17.5(c)

Well-capitalized ratios(e)					(f	)	6.0%	10.0%	5.0%(d)
Minimum capital ratios(e)					4.0%		5.5%	8.0%	4.0%

(a)	Beginning in 2014, as a Basel III Advanced Approaches institution, capital ratios are reported using Basel III capital definitions, inclusive of transition provisions and Basel I risk-weighted assets.
(b)	As part of the new Basel III capital rule, effective for 2014, Basel III Advanced Approaches institutions are required to disclose Common Equity Tier 1 capital and associated ratio.
(c)	FSB Tier 1 leverage ratio is calculated using ending total assets in 2013 and average total assets in 2014 as prescribed by OCC regulations applicable to federal savings banks.
(d)	Represents requirements for banking subsidiaries to be considered “well-capitalized” pursuant to regulations issued under the Federal Deposit Insurance Corporation Improvement Act. There is no “well-capitalized” definition for the Tier 1 leverage ratio for a bank holding company.
(e)	As defined by the regulations issued by the Federal Reserve, OCC and FDIC for the year ended December 31, 2014.
(f)	Beginning January 1, 2015, Basel III CET1 well-capitalized ratios become relevant capital measures under the prompt and corrective action requirements defined by the regulations for Advanced Approaches institutions.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RESTRICTED NET ASSETS OF SUBSIDIARIES

Certain of the Company’s subsidiaries are subject to restrictions on the transfer of net assets under debt agreements and regulatory requirements. These restrictions have not had any effect on the Company’s shareholder dividend policy and management does not anticipate any impact in the future. Procedures exist to transfer net assets between the Company and its subsidiaries, while ensuring compliance with the various contractual and regulatory constraints. As of December 31, 2014, the aggregate amount of net assets of subsidiaries that are restricted to be transferred to the Company was approximately $11.0 billion.

BANK HOLDING COMPANY DIVIDEND RESTRICTIONS

The Company is limited in its ability to pay dividends by the Federal Reserve, which could prohibit a dividend that would be considered an unsafe or unsound banking practice. It is the policy of the Federal Reserve that bank holding companies generally should pay dividends on preferred and common stock only out of net income available to common shareholders generated over the past year, and only if prospective earnings retention is consistent with the organization’s current and expected future capital needs, asset quality and overall financial condition. Moreover, bank holding companies are required by statute to be a source of strength to their insured depository institution subsidiaries and should not maintain dividend levels that undermine their ability to do so. On an annual basis, the Company is required to develop and maintain a capital plan, which includes planned dividends over a two-year horizon, and to submit the capital plan to the Federal Reserve.

BANKS’ DIVIDEND RESTRICTIONS

In the years ended December 31, 2014 and 2013, Centurion Bank paid dividends from retained earnings to its parent of $1.9 billion and $1.4 billion, respectively, and FSB paid dividends from retained earnings to its parent of $2.1 billion and $1.8 billion, respectively.

The Banks are subject to statutory and regulatory limitations on their ability to pay dividends. The total amount of dividends that may be paid at any date, subject to supervisory considerations of the Banks’ regulators, is generally limited to the retained earnings of the respective bank. As of December 31, 2014 and 2013, the Banks’ retained earnings, in the aggregate, available for the payment of dividends were $3.6 billion and $4.6 billion, respectively. In determining the dividends to pay its parent, the Banks must also consider the effects on applicable risk-based capital and leverage ratio requirements, as well as policy statements of the federal regulatory agencies. In addition, the Banks’ banking regulators have authority to limit or prohibit the payment of a dividend by the Banks under a number of circumstances, including if, in the banking regulator’s opinion, payment of a dividend would constitute an unsafe or unsound banking practice in light of the financial condition of the banking organization.

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

The following table details the Company’s maximum credit exposure by category, including the credit exposure associated with derivative financial instruments, as of December 31:

(Billions)	2014	2013

On-balance sheet:
Individuals(a)	$101	$98
Financial institutions(b)	25	22
U.S. Government and agencies(c)	4	4
All other(d)	17	17

Total on-balance sheet(e)	147	141

Unused lines-of-credit – individuals(f)	$278	$265

(a)	Individuals primarily include Card Member loans and receivables.
(b)	Financial institutions primarily include debt obligations of banks, broker-dealers, insurance companies and savings and loan associations.
(c)	U.S. Government and agencies represent debt obligations of the U.S. Government and its agencies, states and municipalities and government-sponsored entities.
(d)	All other primarily includes Card Member receivables from other corporate institutions.
(e)	Certain distinctions between categories require management judgment.
(f)	Because charge card products generally have no preset spending limit, the associated credit limit on charge products is not quantifiable. Therefore, the quantified unused line-of-credit amounts only include the approximate credit line available on lending products.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, the Company’s most significant concentration of credit risk was with individuals, including Card Member receivables and loans. These amounts are generally advanced on an unsecured basis. However, the Company reviews each potential customer’s credit application and evaluates the applicant’s financial history and ability and willingness to repay. The Company also considers credit performance by customer tenure, industry and geographic location in managing credit exposure.

The following table details the Company’s Card Member loans and receivables exposure (including unused lines-of-credit on Card Member loans) in the U.S. and outside the U.S. as of December 31:

(Billions)	2014	2013

On-balance sheet:
U.S.	$94	$89
Non-U.S.	21	22

On-balance sheet(a)(b)	115	111

Unused lines-of-credit – individuals:
U.S.	234	219
Non-U.S.	44	46

Total unused lines-of-credit – individuals	$278	$265

(a)	Represents Card Member loans to individuals as well as receivables from individuals and corporate institutions as discussed in footnotes (a) and (d) from the previous table.
(b)	The remainder of the Company’s on-balance sheet exposure includes cash, investments, other loans, other receivables and other assets including derivative financial instruments. These balances are primarily within the U.S.

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

The Company considers a combination of factors when evaluating the composition of its reportable operating segments, including the results reviewed by the chief operating decision maker, economic characteristics, products and services offered, classes of customers, product distribution channels, geographic considerations (primarily U.S. versus non-U.S.), and regulatory environment considerations. The following is a brief description of the primary business activities of the Company’s four reportable operating segments:

•	USCS issues a wide range of card products and services to consumers and small businesses in the U.S., and provides consumer travel services to Card Members and other consumers.

•	ICS issues proprietary consumer and small business cards outside the U.S. and operates coalition loyalty business in various countries.

•

GCS offers global corporate payment services to large and mid-sized companies. The Company’s business travel operations, which had been included in GCS, were deconsolidated effective June 30, 2014 in connection with the GBT JV transaction.

•

GNMS operates a global payments network that processes and settles proprietary and non-proprietary card transactions. GNMS acquires merchants and provides point-of-sale products, multi-channel marketing programs and capabilities, services and data, leveraging the Company’s global closed-loop network. It enters into partnership agreements with third-party card issuers and acquirers, licensing the American Express brand and extending the reach of the global network.

Corporate functions and certain other businesses, including the Company’s Enterprise Growth Group and other operations, are included in Corporate & Other.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents certain selected financial information as of or for the years ended December 31, 2014, 2013 and 2012:

(Millions, except where indicated)	USCS	ICS	GCS	GNMS	Corporate & Other(a)	Consolidated

2014
Non-interest revenues	$12,732	$4,737	$5,173	$5,426	$752	$28,820
Interest income	5,786	1,085	15	52	241	7,179
Interest expense	604	330	240	(269)	802	1,707
Total revenues net of interest expense	17,914	5,492	4,948	5,747	191	34,292
Total provision	1,396	370	180	93	5	2,044
Pretax income (loss) from continuing operations	5,100	449	2,408	2,620	(1,586)	8,991
Income tax provision (benefit)	1,900	38	865	960	(657)	3,106
Net income (loss)	3,200	411	1,543	1,660	(929)	5,885

Total equity (billions)	10.4	3.0	3.8	2.0	1.5	20.7

2013
Non-interest revenues	12,123	4,644	5,085	5,229	846	27,927
Interest income	5,565	1,118	13	32	277	7,005
Interest expense	693	361	245	(252)	911	1,958
Total revenues net of interest expense	16,995	5,401	4,853	5,513	212	32,974
Total provision	1,250	388	129	67	(2)	1,832
Pretax income (loss) from continuing operations	4,994	643	1,244	2,469	(1,462)	7,888
Income tax provision (benefit)	1,801	12	384	894	(562)	2,529
Net income (loss)	3,193	631	860	1,575	(900)	5,359

Total equity (billions)	9.3	3.1	3.7	2.0	1.4	19.5

2012
Non-interest revenues	11,469	4,561	4,995	5,005	897	26,927
Interest income	5,342	1,147	11	23	331	6,854
Interest expense	765	402	257	(243)	1,045	2,226
Total revenues net of interest expense	16,046	5,306	4,749	5,271	183	31,555
Total provision	1,253	279	106	73	1	1,712
Pretax income (loss) from continuing operations	4,069	659	960	2,219	(1,456)	6,451
Income tax provision (benefit)	1,477	25	316	776	(625)	1,969
Net income (loss)	2,592	634	644	1,443	(831)	4,482

Total equity (billions)	$8.7	$2.9	$3.6	$2.0	$1.7	$18.9

(a)	Corporate & Other includes adjustments and eliminations for intersegment activity.

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

Interest and fees on loans and certain investment income is directly attributable to the segment in which it is reported. Interest expense represents an allocated funding cost based on a combination of segment funding requirements and internal funding rates.

Provisions for Losses

The provisions for losses are directly attributable to the segment in which they are reported.

Expenses

Marketing and promotion expenses are included in each segment based on actual expenses incurred, with the exception of brand advertising, which is primarily reflected in the GNMS and USCS segments. Rewards and Card Member services expenses are included in each segment based on actual expenses incurred within each segment.

Salaries and employee benefits and other operating expenses include expenses such as professional services, occupancy and equipment and communications incurred directly within each segment. In addition, expenses related to the Company’s support services, such as technology costs, are allocated to each segment primarily based on support service activities directly attributable to the segment. Other overhead expenses, such as staff group support functions, are allocated from Corporate & Other to the other segments based on a mix of each segment’s direct consumption of services and relative level of pretax income.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

GEOGRAPHIC OPERATIONS

The following table presents the Company’s total revenues net of interest expense and pretax income (loss) from continuing operations in different geographic regions:

(Millions)	U.S.	EMEA(a)	JAPA(a)	LACC(a)	Other Unallocated(b)	Consolidated

2014(c)
Total revenues net of interest expense	$24,855	$3,767	$2,934	$2,888	$(152)	$34,292
Pretax income (loss) from continuing operations	8,869	525	463	683	(1,549)	8,991
2013(c)
Total revenues net of interest expense	$23,745	$3,700	$2,952	$2,900	$(323)	$32,974
Pretax income (loss) from continuing operations	7,679	524	488	701	(1,504)	7,888
2012(c)
Total revenues net of interest expense	$22,631	$3,594	$3,106	$2,774	$(550)	$31,555
Pretax income (loss) from continuing operations	6,468	505	426	605	(1,553)	6,451

(a)	EMEA represents Europe, the Middle East and Africa; JAPA represents Japan, Asia/Pacific and Australia; and LACC represents Latin America, Canada and the Caribbean.
(b)	Other Unallocated includes net costs which are not directly allocable to specific geographic regions, including costs related to the net negative interest spread on excess liquidity funding and executive office operations expenses.
(c)	The data in the above table is, in part, based upon internal allocations, which necessarily involve management’s judgment.

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

PARENT COMPANY

PARENT COMPANY — CONDENSED STATEMENTS OF INCOME

Years Ended December 31 (Millions)	2014	2013	2012

Revenues
Non-interest revenues
Gain on sale of securities	$99	$135	$121
Other	270	5	(12)

Total non-interest revenues	369	140	109

Interest income	141	134	137
Interest expense	(543)	(583)	(609)

Total revenues net of interest expense	(33)	(309)	(363)

Expenses
Salaries and employee benefits	275	206	165
Other	357	261	214

Total	632	467	379

Pretax loss	(665)	(776)	(742)
Income tax benefit	(249)	(297)	(258)

Net loss before equity in net income of subsidiaries and affiliates	(416)	(479)	(484)
Equity in net income of subsidiaries and affiliates	6,301	5,838	4,966

Net income	$5,885	$5,359	$4,482

PARENT COMPANY — CONDENSED BALANCE SHEETS

As of December 31 (Millions)	2014	2013

Assets
Cash and cash equivalents	$8,824	$6,076
Investment securities	1	123
Equity in net assets of subsidiaries and affiliates	20,123	19,571
Accounts receivable, less reserves	134	378
Premises and equipment, less accumulated depreciation: 2014, $106; 2013, $76	139	136
Loans to subsidiaries and affiliates	7,809	5,236
Due from subsidiaries and affiliates	1,477	1,126
Other assets	365	335

Total assets	38,872	32,981

Liabilities and Shareholders’ Equity
Liabilities
Accounts payable and other liabilities	1,590	1,386
Due to subsidiaries and affiliates	964	926
Short-term debt of subsidiaries and affiliates	5,937	819
Long-term debt	9,708	10,354

Total liabilities	18,199	13,485
Shareholders’ equity
Preferred Shares	—	—
Common shares	205	213
Additional paid-in capital	12,874	12,202
Retained earnings	9,513	8,507
Accumulated other comprehensive loss	(1,919)	(1,426)

Total shareholders’ equity	20,673	19,496

Total liabilities and shareholders’ equity	$38,872	$32,981

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY — CONDENSED STATEMENTS OF CASH FLOWS

Years Ended December 31 (Millions)	2014	2013	2012

Cash Flows from Operating Activities
Net income	$5,885	$5,359	$4,482
Adjustments to reconcile net income to cash provided by operating activities
Equity in net income of subsidiaries and affiliates	(6,301)	(5,838)	(4,966)
Dividends received from subsidiaries and affiliates	5,455	4,768	3,355
Gain on sale of securities	(99)	(135)	(121)
Other operating activities, primarily with subsidiaries and affiliates	173	324	196
Premium paid on debt exchange	—	—	(541)

Net cash provided by operating activities	5,113	4,478	2,405

Cash Flows from Investing Activities
Sales of available-for-sale investment securities	111	157	118
Purchase of premises and equipment	(39)	(39)	(38)
Loans to subsidiaries and affiliates	(2,574)	1,498	(1,601)
Investments in subsidiaries and affiliates	—	—	(11)

Net cash (used in) provided by investing activities	(2,502)	1,616	(1,532)

Cash Flows from Financing Activities
(Principal payments on) / issuance of long-term debt	(655)	843	—
Short-term debt of subsidiaries and affiliates	5,118	(1,497)	1,421
Issuance of American Express preferred shares	742	—	—
Issuance of American Express common shares and other	362	721	443
Repurchase of American Express common shares	(4,389)	(3,943)	(3,952)
Dividends paid	(1,041)	(939)	(902)

Net cash provided by (used in) financing activities	137	(4,815)	(2,990)

Net increase (decrease) in cash and cash equivalents	2,748	1,279	(2,117)
Cash and cash equivalents at beginning of year	6,076	4,797	6,914

Cash and cash equivalents at end of year	$8,824	$6,076	$4,797

Supplemental cash flow information
Non-cash financing activities
Charge related to impact of debt exchange on long-term debt	$—	$—	$439
Gain on business travel joint venture transaction	$630	$—	$—

AMERICAN EXPRESS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27

QUARTERLY FINANCIAL DATA (UNAUDITED)

(Millions, except per share amounts)	2014				2013

Quarters Ended	12/31	9/30	6/30	3/31	12/31	9/30	6/30	3/31

Total revenues net of interest expense	$9,107	$8,329	$8,657	$8,199	$8,547	$8,301	$8,245	$7,881
Pretax income	2,225	2,246	2,312	2,208	1,980	2,004	1,995	1,909
Net income	1,447	1,477	1,529	1,432	1,308	1,366	1,405	1,280
Earnings Per Common Share – Basic:
Net income attributable to common shareholders(a)	$1.40	$1.41	$1.44	$1.34	$1.22	$1.26	$1.28	$1.15
Earnings Per Common Share – Diluted:
Net income attributable to common shareholders(a)	1.39	1.40	1.43	1.33	1.21	1.25	1.27	1.15
Cash dividends declared per common share	0.26	0.26	0.26	0.23	0.23	0.23	0.23	0.20
Common share price:
High	94.89	96.24	96.04	94.35	90.79	78.63	78.61	67.48
Low	$78.41	$85.75	$83.99	$82.63	$72.08	$71.47	$63.43	$58.31

(a)	Represents net income, less earnings allocated to participating share awards of $11 million for the quarter ended December 31, 2014, $11 million for the quarter ended September 30, 2014, $12 million for the quarter ended June 30, 2014, $12 million for the quarter ended March 31, 2014, $11 million for the quarter ended December 31, 2013, $12 million for the quarter ended September 30, 2013, $13 million for the quarter ended June 30, 2013 and $11 million for the quarter ended March 31, 2013.

AMERICAN EXPRESS COMPANY

CONSOLIDATED FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(Millions, except per share amounts, share data, percentages and where indicated)	2014	2013	2012	2011	2010

Operating Results
Total revenues net of interest expense(a)	$34,292	$32,974	$31,555	$29,962	$27,582
Expenses(a)	23,257	23,254	23,392	21,894	19,411
Provisions for losses	2,044	1,832	1,712	1,112	2,207
Income from continuing operations	5,885	5,359	4,482	4,899	4,057
Income (loss) from discontinued operations	—	—	—	36	—
Net income	$5,885	$5,359	$4,482	$4,935	$4,057
Return on average equity(b)	29.1%	27.8%	23.1%	27.7%	27.5%
Return on average assets(c)	3.8%	3.5%	3.0%	3.3%	2.8%

Balance Sheet
Cash and cash equivalents	$22,288	$19,486	$22,250	$24,893	$16,356
Accounts receivable, net	47,000	47,185	45,914	44,109	40,434
Loans, net	70,104	66,585	64,309	61,166	57,616
Investment securities	4,431	5,016	5,614	7,147	14,010
Total assets	159,103	153,375	153,140	153,337	146,689

Customer deposits	44,171	41,763	39,803	37,898	29,727
Travelers Cheques outstanding and other prepaid products	3,673	4,240	4,601	5,123	5,618
Short-term borrowings(d)	3,480	5,021	3,314	4,337	3,620
Long-term debt	57,955	55,330	58,973	59,570	66,416
Shareholders’ equity	$20,673	$19,496	$18,886	$18,794	$16,230
Average shareholders’ equity to average total assets ratio	13.1%	12.6%	12.9%	12.0%	10.2%

Common Share Statistics
Earnings per share:
Income from continuing operations:
Basic	$5.58	$4.91	$3.91	$4.11	$3.37
Diluted	5.56	4.88	3.89	4.09	3.35
Income (loss) from discontinued operations:
Basic	—	—	—	0.03	—
Diluted	—	—	—	0.03	—
Net income:
Basic	5.58	4.91	3.91	4.14	3.37
Diluted	5.56	4.88	3.89	4.12	3.35
Cash dividends declared per share	1.01	0.89	0.80	0.72	0.72
Dividend payout ratio(e)	18.1%	18.1%	20.5%	17.4%	21.4%
Book value per share	20.21	18.32	17.09	16.15	13.56
Market price per share:
High	96.24	90.79	61.42	53.8	49.19
Low	78.41	58.31	47.40	41.30	36.6
Close	$93.04	$90.73	$57.48	$47.17	$42.92
Average common shares outstanding for earnings per share:
Basic	1,045	1,082	1,135	1,178	1,188
Diluted	1,051	1,089	1,141	1,184	1,195
Shares outstanding at period end	1,023	1,064	1,105	1,164	1,197

Other Statistics
Number of employees at period end (thousands):
U.S.	22	26	27	29	29
Outside the U.S.	32	37	37	33	32

Total(f)	54	63	64	62	61
Number of shareholders of record	25,767	22,238	32,565	35,541	38,384

(a)	In the first quarter of 2013, the Company reclassified $27 million on the December 31, 2012 Consolidated Statements of Income by reducing other revenue and reducing marketing, promotion, rewards, and Card Member services expense, from amounts previously reported in order to conform to the current period presentation.
(b)	Return on average equity is calculated by dividing one-year period of net income by one-year average of total shareholders’ equity.
(c)	Return on average assets is calculated by dividing one-year period of net income by one-year average of total assets.
(d)	In the first quarter of 2012, the Company reclassified $913 million and $206 million on the December 31, 2011 and 2010 Consolidated Balance Sheets, respectively, by increasing short-term borrowings and reducing other liabilities, from amounts previously reported in order to correct the effect of a misclassification.
(e)	Calculated on year’s dividends declared per share as a percentage of the year’s net income per basic share.
(f)	Amounts include employees from discontinued operations.